Form 20-F
RYANAIR HOLDINGS PLC
filed 2003-09-30
CIK 1038683

As filed with the Securities and Exchange Commission on September 30, 2003

 ==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year Ended: March 31, 2003
                                     0-29304
                            (Commission file number)

                              Ryanair Holdings plc
             (Exact name of registrant as specified in its charter)

                              Ryanair Holdings plc
                 (Translation of registrant's name into English)

                               Republic of Ireland
                 (Jurisdiction of incorporation or organization)

                               c/o Ryanair Limited
                              Corporate Head Office
                                 Dublin Airport
                             County Dublin, Ireland
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class                                Name of each national market
                                                   on which registered

American Depositary Shares, each representing      Nasdaq National Market
five Ordinary Shares
Ordinary Shares, par value
1.27 euro cent per Share                           Nasdaq National Market*


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                (Title of Class)


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           755,130,716 Ordinary Shares

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

         Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

* Not for trading, but only in connection with the registration of the American Depositary Shares.


                                TABLE OF CONTENTS
                                                                                                              Page

Presentation of Financial and Certain Other Information.........................................................iv
Cautionary Statement Regarding Forward Looking Information.......................................................v

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers...................................................1

Item 2.  Offer Statistics and Expected Timetable.................................................................1

Item 3.  Key Information.........................................................................................1
              THE COMPANY........................................................................................1
              SELECTED FINANCIAL DATA............................................................................1
              EXCHANGE RATES.....................................................................................6
              SELECTED OPERATING AND OTHER DATA..................................................................8
              RISK FACTORS.......................................................................................9

Item 4.  Information on the Company.............................................................................22
              INTRODUCTION......................................................................................22
              STRATEGY..........................................................................................23
              INDUSTRY OVERVIEW.................................................................................26
                  European Airline Market.......................................................................26
                  Ireland-U.K. Market...........................................................................27
                  Service to Continental Europe.................................................................28
                  The Acquisition of Buzz.......................................................................28
              ROUTE SYSTEM, SCHEDULING AND FARES................................................................29
                  Route System and Scheduling...................................................................29
                  Low and Widely-Available Fares................................................................33
              MARKETING AND ADVERTISING.........................................................................33
              RESERVATIONS/RYANAIR.COM..........................................................................34
              AIRCRAFT..........................................................................................34
                  Aircraft......................................................................................34
                  Fleet Expansion...............................................................................36
                  Training and Regulatory Compliance............................................................37
              ANCILLARY SERVICES................................................................................37
              MAINTENANCE AND REPAIRS...........................................................................38
                  General.......................................................................................38
                  Heavy Maintenance.............................................................................39
              SAFETY RECORD.....................................................................................40
              AIRPORT OPERATIONS................................................................................41
                  Airport Handling Services.....................................................................41
                  Airport Charges...............................................................................41
              FUEL..............................................................................................42
              INSURANCE.........................................................................................42
              FACILITIES........................................................................................43
              TRADEMARKS........................................................................................44
              GOVERNMENT REGULATION.............................................................................44
                  Liberalization of the EU Air Transportation Market............................................44
                  Regulatory Authorities........................................................................45
                  Registration of Aircraft......................................................................47
                  Regulation of Competition.....................................................................47


                  Environmental Regulation......................................................................48
                  Slots.........................................................................................48
                  Other.........................................................................................49
              DESCRIPTION OF PROPERTY...........................................................................49

Item 5.  Operating and Financial Review and Prospects...........................................................49
              HISTORY...........................................................................................50
              BUSINESS OVERVIEW.................................................................................51
              RECENT OPERATING RESULTS..........................................................................51
              CRITICAL ACCOUNTING POLICIES......................................................................52
              RESULTS OF OPERATIONS.............................................................................54
              FISCAL YEAR 2003 COMPARED WITH FISCAL YEAR 2002...................................................55
              FISCAL YEAR 2002 COMPARED WITH FISCAL YEAR 2001...................................................58
              QUARTERLY FLUCTUATIONS............................................................................62
              U.S. GAAP RECONCILIATION..........................................................................62
              RECENTLY ISSUED ACCOUNTING STANDARDS..............................................................62
              LIQUIDITY AND CAPITAL RESOURCES...................................................................65
              TREND INFORMATION.................................................................................72
              INFLATION.........................................................................................72

Item 6.  Directors, Senior Management and Employees.............................................................72
              DIRECTORS.........................................................................................72
                  Action and Powers of Board of Directors.......................................................75
                  Composition and Term of Office................................................................75
              SENIOR MANAGEMENT.................................................................................76
              COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT...................................................77
                  Compensation..................................................................................77
                  Employment Agreements.........................................................................78
              EMPLOYEES AND LABOR RELATIONS.....................................................................78

Item 7.  Major Shareholders and Related Party Transactions......................................................82
              DESCRIPTION OF CAPITAL STOCK......................................................................82
              MAJOR SHAREHOLDERS................................................................................82
              RELATED PARTY TRANSACTIONS........................................................................82

Item 8.  Financial Information..................................................................................82
              CONSOLIDATED FINANCIAL STATEMENTS.................................................................82
              OTHER FINANCIAL INFORMATION.......................................................................82
                  Legal Proceedings.............................................................................82
                  Dividend Policy...............................................................................84
              SIGNIFICANT CHANGES...............................................................................84

Item 9.  The Offer and Listing..................................................................................84
              TRADING MARKETS AND SHARE PRICES..................................................................84

Item 10.  Additional Information................................................................................87
              OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................................87
              MEMORANDUM AND ARTICLES OF ASSOCIATION............................................................89
              MATERIAL CONTRACTS................................................................................91
              EXCHANGE CONTROLS.................................................................................91
              LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS................................................92
              TAXATION..........................................................................................94



                  Irish Tax Considerations......................................................................94
                  United States Tax Considerations..............................................................97
              DOCUMENTS ON DISPLAY..............................................................................99

Item 11.  Quantitative and Qualitative Disclosures About Market Risk............................................99
              GENERAL...........................................................................................99
              FUEL PRICE EXPOSURE AND HEDGING...................................................................99
              FOREIGN CURRENCY EXPOSURE AND HEDGING............................................................100
              INTEREST RATE EXPOSURE AND HEDGING...............................................................102

Item 12.  Description of Securities Other than Equity Securities...............................................104

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies......................................................104

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.........................104

Item 15.  Controls and Procedures..............................................................................104

Item 16A.  Audit Committee Financial Expert....................................................................105

Item 16B.  Code of Ethics......................................................................................105

                                    PART III

Item 17.  Financial Statements.................................................................................105

Item 18.  Financial Statements.................................................................................105

Item 19.  Exhibits.............................................................................................105

                                      iii

             Presentation of Financial and Certain Other Information

     As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings together with its consolidated subsidiaries. The terms "Ryanair Limited" and "Ryanair" refer to Ryanair Limited, a wholly-owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries. The term "fiscal year" refers to the twelve-month period ended on March 31 of such year. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "U.K." herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "U.K. pounds sterling," "sterling," "U.K.GBP" and "U.K. pence" are to the currency of U.K. and references to "EUR," "euro" and "euro cents" are to the euro, the common currency of twelve Member States of the European Union (the "EU"), including Ireland. References to "Irish pounds" or "IR GBP" are to the former currency of Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F (this "Report") have been rounded and accordingly may not total.

     The Company owns or otherwise has rights to the trademark RYANAIR (R) in certain jurisdictions. See "Item 4. Information on the Company-Trademarks." This Report also makes reference to trade names and trademarks of companies other than the Company.

     The Company publishes its Consolidated Financial Statements in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a detailed discussion of the differences between Irish GAAP and U.S. GAAP that affect the Company's Consolidated Financial Statements, see Note 30 to the Consolidated Financial Statements included in Item 18.

     The company publishes its Financial Statements in euro. Solely for the convenience of the reader, this Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of EUR1.00 = $1.0900 or $1.00 = EUR0.9174, the noon buying rate in New York City for cable transfers of foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2003. The Noon Buying Rate for euro on September 24, 2003 was EUR1.00 = $1.1472 or $1.00 = EUR0.8717. See "Item 3.
Key Information-Exchange Rates" for information regarding rates of exchange between the euro and the U.S. dollar, between the U.K. pound sterling and the euro and between the U.K. pound sterling and the U.S. dollar from 1998 to the present, and "Item 5. Operating and Financial Review and Prospects" and "Item
11. Quantitative and Qualitative Disclosure About Market Risk" for a discussion of the effects of changes of exchange rates on the Company.

     Prior to March 31, 2000, the reporting currency of the Company was Irish pounds. To facilitate a comparison, Irish pound-denominated financial data for periods prior to March 31, 2000 included in this Report have been restated from Irish pounds to euro at the fixed rate of IR GBP 0.787564 = EUR1.00 set by the European Central Bank as of December 31, 1998. The comparative balances for prior years now reported in euro depict the same trends as would have been presented had the Company continued to report such amounts in Irish pounds. The Company's financial data for periods prior to March 31, 2000 may not be comparable to that of other companies reporting in euro if those companies had restated from a reporting currency other than Irish pounds, due to the fact that prior to the adoption of the euro the currencies of the other euro area countries fluctuated against the Irish pound.

           Cautionary Statement Regarding Forward Looking Information

     Except for the historical statements and discussions contained herein, statements contained in this Report constitute "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend" and similar expressions or variations on such expressions. Any filing of the Company with the U.S. Securities and Exchange Commission may include forward looking statements. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectation as to requirements for capital expenditures and regulatory matters. The Company's business is the provision of a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel and other factors discussed herein. The Company disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

                                   THE COMPANY

     Ryanair operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes in Europe from its bases at Dublin, London (Stansted), Shannon, London (Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo) and Stockholm (Skavsta) airports. In operation since 1985, Ryanair began to introduce a low cost operating model under a new management team in the early 1990s. At September 20, 2003, Ryanair had a fleet of 67 aircraft, including 16 Boeing 737-200A jet aircraft, 41 Boeing 737-800 "next generation" aircraft, four BAe146 aircraft and six Boeing 737-300 aircraft. The Company offers approximately 475 scheduled short-haul flights per day serving 13 locations in England, five locations in Ireland, three locations in Scotland, one in each of Wales and Northern Ireland and 60 locations in continental Europe. A detailed description of the Company's business can be found in "Item 4. Information on the Company."



                             SELECTED FINANCIAL DATA

     On January 1, 1999, the euro was introduced as the common legal currency of then eleven of the Member States of the EU, including Ireland. The Company has adopted the euro as its reporting currency in the Consolidated Financial Statements included in Item 18 and all Irish pound-denominated financial data for periods prior to March 31, 2000 included in this Report have been restated from Irish pounds to euro at the fixed rate of IR GBP0.787564 = EUR1.00 set by the European Central Bank as of December 31, 1998. The comparative balances for prior years now reported in euro depict the same trends as would have been presented had the Company continued to report such amounts in Irish pounds. However, they may not be directly comparable to the financial statements of other companies that have been restated in euro if those companies had restated from a reporting currency other than Irish pounds, due to the fact that prior to the adoption of the euro, the currencies of euro-area countries fluctuated against the Irish pound.

     The following tables set forth certain of the Company's selected consolidated financial information and should be read in conjunction with the audited Consolidated Financial Statements of the Company and related notes thereto included in Item 18 and with "Item 5. Operating and Financial Review and Prospects."


Profit and Loss Account Data:

                                                                Fiscal Year ended

                                                                    March 31,
Irish GAAP                           2003(a)        2003         2002         2001         2000         1999
                                            (in thousands, except per Ordinary Share and per ADS data)
Total operating revenues.........      $918,334   EUR842,508   EUR624,050   EUR487,405   EUR370,137   EUR295,759
Total operating expenses.........     (631,147)    (579,034)    (461,117)    (373,394)    (286,082)    (227,898)
Operating profit.................       287,187      263,474      162,933      114,011       84,055       67,861
Net interest income (expense)....           520          477        7,939        7,704        3,717        6,373
Other non-operating income
   (expenses)....................           653          599        1,502        1,673        2,322        1,576

Profit before taxation...........       288,360      264,550      172,374      123,388       90,094       75,810
Taxation.........................      (27,416)     (25,152)     (21,999)     (18,905)     (17,576)     (18,339)
Profit after taxation............      $260,944   EUR239,398   EUR150,375   EUR104,483    EUR72,518    EUR57,471
Ryanair Holdings basic earnings
   per Ordinary Share
   (U.S. cents)/(euro cent) (b)..         34.57        31.71        20.64        14.81        10.81         8.72
Ryanair Holdings diluted
   earnings per Ordinary Share
   (U.S. cents)/(euro cent)......         34.06        31.24        20.32        14.63        10.74         8.69
Ryanair Holdings basic earnings
   per ADS (U.S. cents)/(euro
   cent)(c)......................        172.85       158.55       103.20        74.05        54.05        43.60

See notes on page 5.

Profit and Loss Account Data:


                                                                    Fiscal Year ended
                                                                        March 31,
 U.S. GAAP                           2003(a)        2003          2002          2001            2000           1999
                                               (in thousands, except per Ordinary Share and per ADS data)

 Total operating revenues........      $918,334    EUR842,508     EUR624,050   EUR487,405       EUR370,137   EUR295,759

 Total operating expenses........     (629,780)     (577,780)      (459,814)    (370,455)        (283,915)    (225,664)
 Operating income................       288,554       264,728        164,236      116,950           86,222       70,095
 Net interest income.............         6,256         5,739         12,966        7,704            3,717        6,373
 Other non-operating income
    (expenses)...................       (3,913)       (3,590)          1,502        8,476          (1,433)        4,594
 Income before taxation..........       290,897       266,877        178,704      133,130           88,506       81,062
 Taxation........................      (27,323)      (25,067)       (23,155)     (20,742)         (16,640)     (19,291)
 Net income before cumulative
    effect of accounting change..       263,574       241,810        155,549      112,388           71,866       61,771
 Cumulative effect of changes in
    accounting principles........             -             -              -            -                 -      23,122

 Net income......................       $263,574   EUR241,810     EUR155,549   EUR112,388        EUR71,866    EUR84,893
 Basic earnings per Ordinary
    Share (U.S. cents)/(euro
    cent) before cumulative
    effect of accounting changes              35           32             21           15               11            9

 Cumulative effect on prior years
    of accounting changes
    (U.S. cents)/(euro cent)......             -            -              -            -                -            4
 Basic earnings per Ordinary
    Share (U.S. cents)/(euro
    cent) (b).....................            35           32             21           15               11           13
 Diluted earnings per Ordinary
    Share (U.S. cents)/(euro
    cent)(b)......................            34           31             20           15               11           13
Net income per ADS
    (U.S. cents)/(euro cent) (c)..           175          160            103           74               55           65


See notes on page 5.


Balance Sheet Data:


                                                                      As of March 31,
Irish GAAP                              2003(a)       2003          2002          2001          2000         1999
                                                                       (in thousands)
Cash at bank and liquid resources.     $1,155,638  EUR1,060,218    EUR899,275    EUR626,720   EUR355,248    EUR158,595
Total assets..................          2,688,711     2,466,707     1,889,572     1,277,252      712,701       399,839
Long-term debt, including capital
  lease obligations...............        912,575       837,225       550,503       402,750      121,979        24,969
Shareholders' equity..............      1,353,484     1,241,728     1,002,274       669,898      441,357       250,964



                                                                       As of March 31,
U.S. GAAP                                2003(a)       2003          2002          2001          2000         1999
                                                                       (in thousands)
Cash and cash equivalents.........        $585,608    EUR537,476    EUR482,492    EUR389,059   EUR121,430    EUR97,704
Total assets......................       2,703,056     2,479,868     1,896,686     1,279,088      713,399      397,964
Long-term debt, including capital
  lease obligations...............         912,575       837,225       550,503       402,750      121,979       24,969

Shareholders' equity..............       1,283,134     1,177,187     1,019,607       674,386      439,340      249,913

See notes on page 5.

                                        4


Cash Flow Statement Data:

                                                                      Fiscal Year ended March 31,
     Irish GAAP                               2003(a)       2003           2002          2001          2000          1999
                                                                        (in thousands)
     Net cash inflow from operating
       activities......................        $382,593    EUR351,003     EUR309,109    EUR229,802    EUR149,575    EUR124,411
     Net cash inflow from returns of
      investment and servicing of
      finance..........................             663           608         10,360         5,569         1,953         6,043
     Taxation..........................         (3,717)       (3,410)        (5,071)      (13,813)      (15,545)      (11,125)

     Net cash (outflow) from capital
     expenditure.......................       (512,133)     (469,847)      (372,024)     (356,213)     (154,079)     (107,123)

     Net cash (outflow)/inflow before
       financing and management of
       liquid resources................       (132,594)     (121,646)       (57,626)     (134,655)      (18,096)        12,206
     Net cash inflow from financing
       and management of liquid
       resources.......................         131,289       120,449         78,513       174,196        18,752           434
     (Decrease)/increase in cash.......        ($1,305)    (EUR1,197)      EUR20,887     EUR39,541        EUR656     EUR12,640


                                                                         Fiscal Year ended March 31,
       U.S. GAAP                                 2003(a)        2003          2002          2001          2000          1999
                                                                               (in thousands)
       Net cash inflow from operating
         activities...........................    $379,608     EUR348,200   EUR314,398    EUR221,558    EUR135,983   EUR119,330
       Net cash (outflow) from investing
         activities...........................   (627,628)      (575,806)    (551,146)     (360,056)     (327,006)    (158,664)
       Net cash inflow from financing.........     308,080        282,590      330,181       406,127       214,749       81,671
       Increase in cash and cash equivalents..      60,060         54,984       93,433       267,629        23,726       42,337
       Cash and cash equivalents at
         beginning of year....................     526,013        482,492      389,059       121,430        97,704       55,367
       Cash and cash equivalents at end of
         the year.............................    $586,073     EUR537,476   EUR482,492    EUR389,059    EUR121,430    EUR97,704


(a) Dollar amounts are translated from euro solely for convenience at the Noon Buying Rate on March 31, 2003 of EUR1.00 = $1.0900 or $1.00 = EUR0.9174.

(b) Earnings per share and net income per share data have been adjusted to give effect to the two-for-one stock splits effected in February 2000 and December 2001 and those shares issued in connection with the stock offerings conducted outside the United States in accordance with Regulation S under the Securities Act (the "Regulation S Offerings") in July 1998, March 2000, February 2001 and February 2002.

(c) Represents earnings per Ordinary Share or net income per Ordinary Share multiplied by five.

                                 EXCHANGE RATES

     The following table sets forth, for the periods indicated, certain information concerning the exchange rate between (i) the U.S. dollar and the euro, (ii) the U.K. pound sterling and the euro, and (iii) the U.K. pound sterling and the U.S. dollar. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of its Consolidated Financial Statements included in Item 18. No representation is made that any of such currencies could have been, or could be converted into any of the other such currencies at such rates or at any other rate.



U.S. dollars per EUR1.00(1)
                                                                                End of
Year ended December 31,                                                         period    Average(2)   Low     High

1998..........................................................................   1.174      1.122     1.071   1.183
1999..........................................................................   1.007      1.059     1.007   1.137
2000..........................................................................   0.939      0.920     0.827   1.034
2001..........................................................................   0.882      0.892     0.837   0.954
2002..........................................................................   1.050      0.946     0.859   1.054

Month ended
March 31, 2003................................................................     -          -       1.052   1.106
April 30, 2003................................................................     -          -       1.063   1.116
May 30, 2003..................................................................     -          -       1.122   1.189
June 30, 2003.................................................................     -          -       1.141   1.187
July 31, 2003.................................................................     -          -       1.119   1.158
August 31, 2003...............................................................     -          -       1.087   1.138
September 24, 2003............................................................     -          -       1.085   1.149


U.K. pounds sterling per EUR1.00(3)
                                                                                End of
Year ended December 31,                                                         period    Average(2)   Low    High

1998..........................................................................   0.708      0.676     0.640   0.708
1999..........................................................................   0.621      0.659     0.621   0.712
2000..........................................................................   0.631      0.610     0.573   0.639
2001..........................................................................   0.612      0.622     0.596   0.643
2002..........................................................................   0.652      0.629     0.608   0.653

Month ended
March 31, 2003................................................................     -          -       0.673   0.691
April 30, 2003................................................................     -          -       0.683   0.698
May 30, 2003..................................................................     -          -       0.698   0.724
June 30, 2003.................................................................     -          -       0.688   0.722
July 31, 2003.................................................................     -          -       0.687   0.714
August 31, 2003...............................................................     -          -       0.690   0.708
September 24, 2003............................................................     -          -       0.690   0.705



U.K. pounds sterling per US$1.00(4)
                                                                                End of
Year ended December 31,                                                         period    Average(2)   Low    High

1998..........................................................................   0.601      0.602      0.581   0.621
1999..........................................................................   0.619      0.619      0.599   0.645
2000..........................................................................   0.667      0.662      0.606   0.714
2001..........................................................................   0.688      0.695      0.665   0.728
2002..........................................................................   0.621      0.666      0.621   0.710

Month ended
March 31, 2003................................................................     -          -        0.620   0.640
April 30, 2003................................................................     -          -        0.625   0.645
May 30, 2003..................................................................     -          -        0.605   0.627
June 30, 2003.................................................................     -          -        0.594   0.615
July 31, 2003.................................................................     -          -        0.580   0.630
August 31, 2003...............................................................     -          -        0.620   0.637
September 24, 2003............................................................     -          -        0.603   0.637


(1) Based on the Noon Buying Rate for euro, and, for periods prior to January 1, 1999, the Noon Buying Rate for Irish pounds, calculated on the basis of the fixed exchange rate of EUR1.00=IRGBP0.787564, as established by the European Central Bank.
(2) The average of the relevant exchange rates on the last business day of each month during the relevant period.
(3) Based on the mid-market quote, as fixed by the Central Bank of Ireland at 4 p.m. local time on the relevant date and, for periods after January 1, 1999, the mid-range rate of trading in New York among banks in amounts of $1 million or more, as quoted at 4 p.m. New York time by Telerate.
(4)  Based on the Noon Buying Rate for U.K. pounds sterling.

     As of September 24, 2003, the exchange rate between the U.S. dollar and the euro was EUR0.8717 = $1.00, or $1.1472 = EUR1.00, the exchange rate between the U.K. pound sterling and the euro was U.K.GBP0.6927 = EUR1.00, or EUR1.4436 = U.K.GBP1.00; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K.GBP0.6039 = $1.00, or $1.6558 = U.K.GBP1.00. The fixed exchange rate between the Irish pound and the euro, as established by the European Central Bank, is EUR1.00 = IRGBP0.787564. For a discussion of the impact of exchange rate fluctuations on the Company's results of operations, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                        SELECTED OPERATING AND OTHER DATA

     The following table sets forth certain operating data of Ryanair for each of the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003. Such data are derived from the Consolidated Financial Statements prepared in accordance with Irish GAAP (except as otherwise indicated) and certain other data and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A. See the notes following the table for explanatory material and
Note 30 to the Consolidated Financial Statements included in Item 18 for a detailed discussion of the principal differences between Irish GAAP and U.S. GAAP.


                                                                        Fiscal Year ended March 31,
Operating Data:                                             2003          2002           2001           2000           1999
Irish GAAP and U.S. GAAP
Average Yield per RPM (EUR)....................              0.108         0.122          0.139          0.157          0.158
Average Yield per ASM (EUR)....................              0.084         0.091          0.098          0.106          0.112
Average Passenger Spend per Flight (EUR).......              3.518         3.630          3.600          3.910          5.110
Average Fuel Cost per U.S. Gallon (EUR)........              0.930         1.007          0.750          0.630          0.660
Irish GAAP
Cost per ASM (CASM) (EUR)(a)...................              0.062         0.071          0.079          0.085          0.092
Operating Margin...............................                31%           26%            23%            23%            23%
U.S. GAAP
Cost per ASM (CASM)( EUR)(a)...................              0.061         0.071          0.078          0.085          0.091
Operating Margin...............................                31%           26%            24%            23%            24%
Other Data: (Irish GAAP, except where described
  as U.S. GAAP)
Revenue Passengers Booked......................         15,736,936    11,091,066      8,051,633            N/A            N/A
Revenue Passengers Flown.......................         14,427,329    10,202,193      7,434,640      5,501,272      4,854,395
Revenue Passenger Miles (RPMs).................      6,781,128,672 4,505,861,947  3,118,098,414  2,103,848,249  1,643,267,849
Available Seat Miles (ASMs)....................      8,744,373,118 6,081,007,925  4,439,036,540  3,126,069,535  2,304,838,185
Flown Passenger Load Factor....................                78%           74%            70%            67%            71%
Booked Passenger Load Factor...................                85%           81%            77%            N/A            N/A
Break-even Load Factor (a).....................                57%           58%            57%            54%            58%
Break-even Load Factor (U.S. GAAP) (a).........                57%           58%            56%            54%            58%
Average Length of Passenger Haul (miles).......                473           442            419            382            339
Sectors Flown..................................            115,325        90,124         72,655         59,140         51,219
Average Flown Passenger Fare (EUR).............             50.73         54.01          58.23          60.09          53.33
Average Booked Passenger Fare (EUR)............             46.51         49.68          53.77            N/A            N/A
Number of Airports Served at Period End........                 62            52             45             35             27
Average Daily Flight Hour Utilization (hours)..               8.02          7.28           6.82           6.37           6.47
Employees at Period End........................              1,897         1,531          1,476          1,388          1,203
Employees per Aircraft at Period End (b).......                 35            37             41             53             57
Booked Passengers per Employee at Period End...              8,296         7,244          5,455            N/A            N/A


(a) For the purposes of calculating Cost per ASM, and Break-Even Load Factor, costs include the costs of Ryanair's charter operations (excluding non-charter ancillary costs) but not the revenues or seat miles of such charter operations.

(b) On March 19, 1999, Ryanair accepted delivery of its first 737-800 "next generation" aircraft, the twenty-second aircraft in its fleet. As this 737-800 aircraft had only been used for training and test flights prior to March 31, 1999, it has not been included in the computations of the Number of Owned Aircraft Operated at Period End and the number of Employees per Aircraft at Period End through March 31, 1999.

                                  RISK FACTORS

                          Risks Related to the Company

The Company Will Incur Significant Costs Acquiring New Aircraft

     Ryanair's continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace aging aircraft. Ryanair currently provides launched service on 132 routes to/from the U.K. and in continental Europe, and has also increased the frequency of service on a number of its principal routes. The new routes and expanded service are expected to increase Ryanair's scheduled passenger volumes in fiscal year 2004 to approximately 23.5 million passengers, an increase of approximately 50% over current levels, although no assurance can be given that these targets will in fact be met.

     Taking into account the retirement of certain of Ryanair's Boeing 737-200As and the expected termination of leases, Ryanair expects to have at least 71 aircraft in its fleet by April 2004. Over the next five years, the Company expects to take delivery of an additional 112 Boeing 737-800 aircraft which it is obligated to purchase under existing contracts with The Boeing Company ("Boeing"). These deliveries, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company's fleet to 153 aircraft by December 2008. Ryanair may elect to enlarge its fleet further by exercising any of the 125 options to purchase new aircraft it currently has under its agreements with Boeing. For additional information on the Company's aircraft and their delivery dates, see "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes, or that traffic growth will not prove to be greater than the expanded fleet can accommodate; in either case, such developments could have a material adverse effect on the Company's business, results of operations and financial condition.

     Ryanair is currently arranging financing for 112 firm order aircraft expected to be delivered from December 2003 through December 2008. The Company anticipates financing these aircraft through a combination of new bank loan facilities supported by a guarantee from the Export-Import Bank of the United States and similar to those already in place, bank debt provided by commercial bankers, operating and finance leases via sale and leaseback transactions, Enhanced Equipment Transit Certificates and cash flow generated from the Company's operations. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operations and financial condition. In addition, the financing of new and existing 737-800 aircraft will significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair's ability to draw down funds under its existing bank loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to the bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has a preliminary commitment from the Export Import Bank of the United States to provide a loan guarantee covering 20 of the 112 firm order aircraft. The Company has also received sale and operating leaseback proposals in respect of ten of the remaining aircraft. For additional details on Ryanair's financings, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

The Company's Rapid Growth May Expose It To Risks

     Ryanair's operations have grown rapidly since it introduced a low cost operating model in the early 1990s. In recent years, Ryanair has expanded its fleet, added new destinations and flights to its schedule and established London (Stansted), Glasgow (Prestwick), London (Luton), Shannon, Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), and Stockholm (Skavsta) airports as additional bases of operations. Since 1999, Ryanair has more than tripled its number of passengers, number of aircraft and the number of airports it serves and increased the number of people it employs by 58%. Ryanair intends to continue to expand its fleet (which is scheduled to increase to a minimum of 153 aircraft by December 2008) and add new destinations and additional flights to its schedule. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. Ryanair has also entered into significant derivative transactions intended to hedge both its current aircraft acquisition related debt obligations and a portion of the substantial debt obligations it expects to incur in the future as it expands its fleet. These derivative transactions expose Ryanair to certain risks that could have an adverse effect on its results of operations and financial condition. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

     The expansion of Ryanair's fleet and operations, in addition to other factors, may also strain existing management resources and related operational, financial, management information and information technology systems and controls, including its internet-based reservation system, to the point that they may no longer be adequate to support Ryanair's operations. This would require Ryanair to make significant additional expenditures. This expansion will also require additional skilled personnel, equipment facilities and systems. An inability to hire skilled personnel or to secure the required equipment and facilities efficiently and in a cost-effective manner may adversely affect
Ryanair's ability to achieve growth plans and sustain or increase its profitability.

     Ryanair expects that it will need to develop further its financial and management controls, reporting systems and procedures to accommodate future growth. There can be no assurance that Ryanair will be able to develop such controls, systems or procedures effectively or on a timely basis, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

     Ryanair's New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results

     At the date of this Report, several low-fares carriers operate routes between the U.K., Ireland and continental Europe. See "Item 4. Information on the Company-Industry Overview-Service to Continental Europe." Ryanair may face substantially greater competition in these markets compared to the Ireland-U.K. market. In addition, although readily accepted on Ryanair's current routes, there can be no assurance that Ryanair's low-fares service will be accepted on new routes.

     When Ryanair commences new routes, its load factors tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company's results of operations as well as require a substantial amount of cash to fund. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the period that they are in effect. See "Item 4. Information on the Company-Route System, Scheduling and Fares." Ryanair expects to have other substantial cash needs as it expands, including cash required to fund aircraft purchases or aircraft deposits as additional aircraft or replacement aircraft are bought to service new routes and increased flight frequencies on existing routes, including the substantial cash commitments related to the acquisition of the new fleet of 737-800s. There can be no assurance that the Company will have sufficient cash to fund such projects.

     EU air carriers are generally entitled to set air fares freely as a consequence of EU regulations introduced in 1993 as part of a package of measures designed to liberalize the market for air transportation services within the EU. However, EU Member States may intervene to stop further fare reductions on a route or group of routes where market forces have led to a sustained downward movement in fares deviating from seasonal norms and resulting in widespread losses among all carriers on the routes concerned. In addition, certain European nations outside the EU could reserve the right to set minimum fares. Such factors could adversely affect Ryanair's ability to set its own fares freely on its new routes in such markets.

     To  the  extent   Ryanair  may  be  unable  to  expand  its  route   system
successfully, its future revenue and earnings growth will be limited.

     The Company's Growth Is Dependent on Its Access to Airports, and Charges for Airport Access Are Subject to Increase

     Airline traffic at certain European airports is regulated by a system of "grandfather" rights in relation to "slot" allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Among Ryanair's bases of operations, Dublin, Shannon, London
(Luton), Glasgow (Prestwick), Brussels (Charleroi), Stockholm (Skavsta), and Frankfurt (Hahn) airports currently have no slot allocations. Nevertheless, traffic at fourteen of the airports Ryanair serves, including its bases at London (Stansted) and Milan (Bergamo), is currently regulated through slot allocations. Applicable EU regulations currently prohibit the buying or selling of slots for cash, and there is no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future at the time it needs them or on acceptable terms. There can also be no assurance that its non-slot bases or the other airports Ryanair serves will continue to operate without slot allocations in the future. See "Item 4. Information on the Company-Government Regulation-Slots."

     Airports also may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

     In addition, Ryanair is facing a European Commission investigation into possible illegal state aid received by it in connection with its operations in Brussels (Charleroi), while a Strasbourg court recently ruled Ryanair received illegal state aid from the Strasbourg Chamber of Commerce in connection with the Company's launch of its Strasbourg-London (Stansted) service. The Company is appealing this decision. Adverse rulings in these or similar cases could also cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of its growth strategy due to the smaller number of privately-owned airports available for development. See "--The Company Could Incur Significant Additional Costs Arising from Legal Proceedings regarding Brussels (Charleroi) and Strasbourg" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     Ryanair's future growth is materially dependent on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's low-fares strategy. See "Item 4. Information on the Company-Airport Operations-Airport Charges." Any condition that denies, limits or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations.

     Ryanair's operations are principally based at Dublin, London (Stansted), Shannon, London (Luton), Glasgow (Prestwick), Brussels (Charleroi), Milan (Bergamo), Stockholm (Skavsta), and Frankfurt (Hahn) airports. There can be no assurance that these airports will not impose higher airport charges in the future or that any such increases would not adversely affect Ryanair's operations.

The Company Could Incur Significant Additional Costs Arising from Legal Proceedings regarding Brussels Charleroi and Strasbourg.

     On December 11, 2002, the European Commission announced the launch of an investigation into the April 2001 agreement between Ryanair and Brussels (Charleroi) airport and the government of the Walloon region of Belgium (the owners of the airport) that permitted the Company to launch new routes and base up to four aircraft at Brussels (Charleroi). The European Commission's investigation is based on a complaint by Brussels International Airport (Zaventem) (the principal airport for Brussels) alleging that Ryanair's arrangements with Brussels (Charleroi) constitute illegal state aid.

     The complaint is being investigated by the European Commission and it is expected that the European Commission will issue its decision by the end of 2003. Although Ryanair believes that the arrangements do not constitute state aid, no assurances can be given that the European Commission will rule in Ryanair's favor. If the European Commission were to rule that the complaint is valid, Ryanair may be required to repay amounts received since the launch of the base comprising accommodation grants in the amount of EUR250,000, training grants of EUR768,000 and new route launch marketing supports of EUR1.44 million. Standard market practice is for public and private airports to provide volume based discounts with regard to published handling and landing charges. However, in the unlikely event that the full amount of the discounts received by Ryanair off the published tariffs at Brussels (Charleroi) were considered illegal, the amount repayable by Ryanair on an annualized basis since the launch of the base in April 2001, in relation to these fees would be approximately EUR2.6 million. A similar practice applies to marketing support, whereby airlines are regularly granted such support for the marketing of routes; however, in the unlikely event that the European Commission were to consider the marketing support received by Ryanair from Brussels (Charleroi) to be illegal, the annualized amount repayable by Ryanair since April 2001 would be approximately EUR2.2 million.



     In an unrelated, though similar, matter, on July 24, 2003, a Strasbourg court ruled that marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted unlawful state aid. The judgment took effect on September 24, 2003. Ryanair has decided to appeal this decision on the basis that the marketing support granted was not state aid; however, it has, pending the outcome of this appeal, decided to close the route and has instead opened a route from Baden Baden in Germany to London (Stansted) (Baden Baden airport is located some 40 kilometres from Strasbourg). Ryanair has confirmed that it will reopen the route if the appeal, which could take up to 12 to 18 months before a decision is issued, is successful.

     One or more adverse rulings in these or similar cases could be used as precedents to challenge Ryanair's agreements with other publicly owned continental European airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports in continental Europe, as well as potentially requiring Ryanair to repay similar supports granted by such continental European airports. This could in turn lead to a scaling back of its growth strategy due to the smaller number of privately-owned airports available for development. For additional details on these matters, please see "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

Changes in Fuel Costs and Fuel Availability Affect the Company's Results

     Jet fuel costs have been subject to wide fluctuations as a result of sudden disruptions in global supply and continued to exhibit substantial volatility in the fiscal years ended March 31, 2002 and 2003. As international prices for jet fuel are denominated in U.S. dollars, Ryanair's fuel costs are also subject to certain exchange rate risks.

     Ryanair's 16 737-200A aircraft and the four BAe146 aircraft it has on sub-lease from KLM Royal Dutch Airlines ("KLM") until March 2004 are generally less fuel efficient than newer aircraft used by many of Ryanair's competitors. A significant increase in the price of jet fuel would therefore result in a higher percentage increase in Ryanair's average overall operating costs than those of its competitors that use more fuel efficient aircraft. See "Item 4. Information on the Company-Fuel."

     Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict. Substantial price increases, adverse exchange rates or the unavailability of adequate supplies, including, without limitation, any such events resulting from significant military action or prolonged hostilities in the Middle East or other oil-producing regions, could have a material adverse effect on Ryanair's profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. Ryanair has entered into limited arrangements providing for protection against fluctuations in fuel prices and exchange rates, but there can be no assurance that such agreements will be adequate to protect Ryanair from significant increases in the price of fuel in the near or longer term. Ryanair has not otherwise entered into agreements to guarantee its supply of fuel. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging."

     Based upon Ryanair's fuel consumption for the fiscal year ended March 31, 2003, a change of one U.S. cent in the average annual price per gallon of aviation fuel would have caused a change of approximately EUR1.44 million in the Company's annual fuel costs. Ryanair's fuel costs in the fiscal year ended March 31, 2003, after giving effect to the Company's fuel hedging activities, increased by approximately 24% over the comparable period ended March 31, 2002, primarily due to an increase in the dollar-denominated cost of fuel and the increase in the number of sectors flown and the average sector length as a result of the expansion of Ryanair's fleet and route network. Because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise may be limited. Moreover, the anticipated substantial expansion of Ryanair's fleet will result in a substantial increase, in absolute terms, in Ryanair's aggregate fuel costs.

Labor Relations Could Expose the Company to Risk

     A variety of factors, including, but not limited to, the Company's recent profitability, may make it more difficult to maintain its current base salary levels and current employee compensation arrangements. Consequently, there can be no assurance that Ryanair's existing employee compensation arrangements may not be subject to change or modification at any time.

     Although Ryanair currently consults with groups of employees, including its pilots, through "Employee Representation Committees," regarding work practices and conditions of employment, it does not conduct formal binding negotiations with collective bargaining units, as is the case at many other airlines. Ryanair considers its relationship with its employees to be good, although the Company has in the past experienced industrial actions or work stoppages by certain groups of its employees. In addition, in the United Kingdom, the British Airline Pilots Association ("BALPA") recently unsuccessfully sought to represent Ryanair's U.K. based pilots in their negotiations with the company. The Company could also potentially be exposed to claims arising from the transfer of employees from KLM UK Limited to Buzz Stansted Limited ("Buzz Stansted"), a new subsidiary of Ryanair, as part of Buzz Stansted's April 2003 acquisition of certain assets of KLM UK Limited if, pursuant to UK legislation, a "transfer of undertaking" is found to have occurred as part of the acquisition. For additional details on these matters, see "Item 6. Directors, Senior Management and Employees-Employees and Labor Relations."

     If any future occurrence of such events were to alter Ryanair's historical experience of flexibility in dealing with employees or were to alter the public's perception of Ryanair generally, it could have a material adverse effect on the Company's business, operating results and financial condition.

The Company Is Dependent on the Ireland-U.K. Market

     For the fiscal years ended March 31, 2002 and 2003, passengers on Ryanair's routes between Ireland and the U.K. accounted for 43.8% and 35.9% of total passenger revenues, with Dublin and London accounting for approximately 17.4% and 13.4%, respectively, of total passenger revenues, and the Dublin-London (Stansted) route alone accounting for approximately 9.7% and 7.6%, respectively, of such total. Ryanair's business would be adversely affected by any circumstance causing a reduction in general demand for air transportation services in Ireland or the U.K., including, but not limited to, adverse changes in local economic conditions, political disruptions or violence (including terrorism) or significant price increases linked to increases in airport access costs or taxes imposed on air passengers. In addition, so long as the Company's operations remain dependent on routes between Ireland and the U.K., the Company's future operations and growth will be adversely affected if this market does not grow and if there is increased competition in this market. See "Item 4. Information on the Company-Industry Overview-Ireland-U.K. Market."

The Company Is Dependent on Third Party Service Providers

     Ryanair currently contracts its heavy airframe maintenance overhauls, engine overhauls and "rotable" repairs to outside contractors approved under the terms of Joint Aviation Requirement ("JAR") 145, the European airline industry standard for maintenance. The Company also contracts its ticketing, passenger and aircraft handling and ground handling services at airports other than Dublin to established third party providers. See "Item 4. Information on the Company-Maintenance and Repairs-Heavy Maintenance" and "Item 4. Information on the Company-Airport Operations--Airport Handling Services."

     The loss or expiration of these or any other of Ryanair's third party service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company's results of operations. Ryanair will need to enter into similar agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates in new markets. In addition, although Ryanair seeks to monitor the performance of third parties that provide passenger and aircraft handling services, the efficiency, timeliness and quality of contract performance by third party providers are largely beyond Ryanair's direct control. Ryanair expects to be dependent on such third party arrangements for the foreseeable future.

The Company Is Dependent on Key Personnel

     The Company's success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O'Leary, the Chief Executive of Ryanair, and key financial, commercial, operating and maintenance personnel. Mr. O'Leary's current contract may be terminated by either party upon 12 months' notice. See "Item 6. Directors, Senior Management and Employees-Compensation of Directors and Senior Management-Employment Agreements." The Company's success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively both independently and as a group. Although the Company's employment agreement with Mr. O'Leary and its employment agreements with its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

The Acquisition of Buzz could Increase the Company's Costs

     On April 10, 2003, Buzz Stansted purchased certain assets from KLM UK Limited for EUR20.1 million. These assets primarily comprised trademarks, domain names, computer equipment, ticket desk equipment and certain aircraft documents, records and manuals. As part of the transaction, Buzz Stansted agreed to take over the leases on six Boeing 737-300s and four BAe146-200s. In addition, KLM UK Limited agreed to transfer certain landing and takeoff slots at Stansted Airport to Buzz Stansted. Buzz Stansted is operating these aircraft on a sub-service basis for Ryanair on 12 routes that were formerly operated by KLM UK Limited, which conducted business as "Buzz," the low fares subsidiary of KLM Royal Dutch Airlines ("KLM"). Under the terms of this transaction, Ryanair Holdings and KLM guaranteed the performance obligations of Buzz Stansted and KLM UK Limited respectively. See "Item 4. Information on the Company--Industry Overview--The Acquisition of Buzz."

     Buzz Stansted is subject to regulation by the UK Civil Aviation Authority (the "CAA"), and the Company was required to obtain a UK air operators' certificate in order to operate its leased aircraft. Buzz Stansted did not operate any services between April 10, 2003 and May 1, 2003, while its staff were being retrained and the airline obtained this certificate. As a result, the Company recorded exceptional costs amounting to EUR3.1 million (equal to Buzz Stansted's operating costs during this period of inactivity) in the fiscal quarter ending June 30, 2003. The Company was also required to give a guarantee of StgGBP12 million to the CAA to discharge any liabilities to third parties that might arise from the termination of Buzz's business. The Company could be subject to further additional operating costs arising from the maintenance of the UK air operators' certificate.

Ryanair is Subject to Aircraft Maintenance Requirements and the Risks of Aircraft Reliability

     As 16 out of 67 of Ryanair's aircraft are 737-200A aircraft manufactured between 1980 and 1983, it is likely that they will require greater maintenance expenditures than would a newer fleet. The average age of Ryanair's fleet of owned 737-200A aircraft at March 31, 2003 was approximately 22 years. The Company plans to retire the 16 737-200A aircraft between September 2003 and December 2005 and replace these aircraft with new 737-800 aircraft. A number of Ryanair's current or potential competitors own fleets of aircraft with a lower average age. In general, the cost of maintaining or operating aging aircraft exceeds that of maintaining or operating newer aircraft. In addition, there can be no assurance that Ryanair's new 737-800 aircraft will not cause the Company to incur significant maintenance or other operating costs. There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair's aircraft and result in an increase in Ryanair's cost of maintenance beyond management's current estimates. In addition, should Ryanair's aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair's aircraft are less than completely reliable, the Company's business could be materially adversely affected. See "Item 4. Information on the Company-Maintenance and Repairs."

The Company Faces Risks Related to Its Reservations Operations

     In 1996, Ryanair transferred its reservations operation from two locations in London and Dublin to a single new facility in Dublin operated by its Ryanair.com Limited ("Ryanair.com") subsidiary. See "Item 4. Information on the Company-Reservations/Ryanair.com." The single center exposes Ryanair to the risks of system breakdowns, damage to, or the loss of, its reservations center and other events which could materially affect Ryanair's ability to process a portion of its passenger reservations and rapidly recover reservations information in the event of a system failure. As of August 2003, in excess of 94% of Ryanair's daily flight reservations were made through its website. Although the Company has established a contingency program whereby the website is hosted in two separate locations, each of these locations accesses the same OpenSkies booking engine, located at the single center, in order to make reservations. Although there are backup procedures at one of these locations, there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a breakdown of such system, which in turn could have a material adverse affect on the Company's financial condition or results of operations.


                      Risks Related to the Airline Industry

Ryanair's Industry Is Highly Competitive

     The level of competition among airlines is high. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs) and the availability and convenience of other passenger services. In addition, unlike Ryanair, certain of Ryanair's principal actual and potential competitors are state-owned or controlled flag carriers and may have greater name recognition and resources and may have received or may receive in the future significant amounts of subsidies and other state aid from their respective governments. See "Item 4. Information on the Company-Government Regulation-Regulation of Competition." Management expects further competition from start-up low-fares airlines and other carriers formed by or affiliated with other major airlines that may be formed to compete in the low-fares segment of the market as a result of continuing liberalization of the EU air transport market. Competition has led to a general reduction in the level of air fares in certain market segments of the industry in the EU, and Ryanair expects to face substantial competition from established and new carriers, possibly including other low-fares carriers operating in the Ireland-U.K. market. Negotiations between the EU and the United States on a comprehensive "open skies" agreement, which are expected to begin shortly, could result in the removal of current barriers to the entry of U.S. carriers into the intra-EU market.

     The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Since Ryanair began to restructure its operations in the early 1990s, a number of its competitors have inaugurated or increased the frequency of their service on routes that Ryanair currently operates or may operate in the future. From time to time, certain of these competitors have substantially reduced fares in an apparent attempt to match or compete with the fares charged by Ryanair. There can be no assurance that competitors will not continue to undercut Ryanair's fares in the future or increase capacity on competing routes in an effort to increase their respective market shares.

     Although Ryanair intends to compete vigorously and to assert its rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on its routes to the point where profitable levels of operations could not be achieved. Due to Ryanair's smaller size and reduced financial resources compared to some of its competitors, it may be less able to withstand aggressive marketing tactics or fare wars engaged in by competitors should such conditions exist. Furthermore, if Ryanair were to achieve a dominant position on any route it operates, it would be prevented by EU competition law from setting fares at a level below the cost of providing the relevant service.

     In addition to traditional competition among airline companies, the industry faces competition from ground and sea transportation alternatives and may also be subject to new forms of competition in the future such as video teleconferencing and other methods of electronic communication that may add a new dimension of competition to the industry as businesses and recreational travelers seek lower-cost substitutes for air travel.

Impact of Proposed EU regulations on Denied Boarding Compensation for Passengers

     The European Commission has proposed revised legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket. The proposed legislation also seeks to compensate passengers for flights cancelled "for commercial reasons within the control of the airline". The proposal in its current form calls for compensation of either EUR250, EUR400 or EUR600 per passenger, depending on the length of the flight. Passengers subject to long delays (in excess of 2 hours) would be entitled to cancel their flights, or to rebook on an alternative flight. In certain cases they could also be entitled to a complimentary meal and drink and hotel accommodation at the company's expense. Ryanair does not currently offer any such compensation or other benefits to its passengers. As Ryanair's average flight duration is 1.1 hours, considered a short-haul flight, the amount payable if this legislation were enacted would be EUR250 per occurrence.

     Ryanair has strongly argued that this legislation is unfair and that the proposed compensation is disproportionate given that Ryanair's average booked fare in 2003 is less than EUR50 and that the legislation does not apply to competing surface modes of transport. Other low fares airlines operating in Europe have made similar arguments. The proposed legislation is currently being considered by the European Council and the European Parliament, and Ryanair continues to lobby to ensure that the final legislation is fair to all airlines and applies equally to all modes of transportation.

     Although Ryanair does not overbook its flights as a general rule (and therefore generally does not need to deny boarding to "bumped" passengers) and has one of the best on time and completed flights records of major European carriers, there can be no assurance that passage of the proposed legislation would not cause the Company to incur significant costs in connection with denied boarding compensation, compensation for certain other cancellations or food and accommodation costs for delayed passengers, which could have a material adverse effect on the Company's operating costs and in turn reduce its profitability.

The Company Is Dependent on the Continued Acceptance of Low-Fares Airlines

     In past years, accidents or other safety-related incidents involving certain low-fares airlines have had a negative impact on the public's acceptance of those airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public's perception of, and confidence in, airlines like Ryanair and could have a material adverse effect on the Company's financial condition and results of operations.

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry

     The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the U.S. Although carriers such as Ryanair that operate exclusively in Europe have generally been spared from such material adverse impacts on their businesses to date, the cost to all commercial airlines of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism has increased dramatically since these attacks. Although Ryanair has passed on the increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. In response to the dramatic drop in revenue and expected increases in costs, airlines in the U.S. and certain European carriers with significant U.S. operations have sought, and in certain cases, already received, governmental assistance in the form of financial aid, although Ryanair has not received any such aid.

     Ryanair does not fly to the U.S., and although it experienced a decline of approximately 10% in reservations in the week following the terrorist attacks, the number of flight bookings had returned to normal levels by the end of September 2001. Nonetheless, because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S., or particularly in Europe, any significant new military actions by the U.S. and any allies (such as the spring 2003 war in Iraq) or any related economic downturn would be likely to have a material adverse effect on demand for air travel and thus on Ryanair's business, operating results and financial condition.

The Company Faces the Risk of Loss and Liability

     Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, insurance for pilots' loss of license and other business insurance in amounts per occurrence that are consistent with industry standards. Although Ryanair currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from any accidents. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See "-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry." Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could cause a public perception that Ryanair's aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

     EU Regulation No. 2027/97, as amended by Regulation 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. This legislation also limits the ability of an air carrier to rely on certain defenses in an action for damages, which would otherwise have been available to it at law, and provides for uniform liability limits for loss of, damage to or destruction of baggage and for damage occasioned by delay. The potential exposure of air carriers, such as Ryanair, has therefore been increased and, although Ryanair has extended its liability insurance accordingly to meet the requirements of the legislation, no assurance can be given that other laws, regulations or policies will not be applied, modified or amended in a manner that has a material adverse effect on the Company's financial condition or results of operations.

The Airline Industry Yields Low Margins of Return

     The airline industry is characterized by high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company's growth or financial performance. See "Item 5. Operating and Financial Review and
Prospects." The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry's high susceptibility to price discounting. See "-Ryanair's Industry Is Highly Competitive."

Safety-Related Undertakings Could Affect the Company's Results

     Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the "FAA") has required a number of such procedures with regard to Boeing 737 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system and limitations on certain operating procedures. Ryanair's policy is to implement any such required procedures in accordance with FAA guidance, and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair's standard maintenance program and have not interrupted flight schedules or required any material increases in Ryanair's maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company's results of operations or financial condition.

Currency Fluctuations Affect the Company's Results

     Although the Company is headquartered in Ireland, a significant portion of its operations is conducted in the U.K. Consequently, the Company has operating revenues and operating expenses, as well as assets and liabilities, denominated in currencies other than the euro; for example, fuel costs and debt service obligations are denominated in U.S. dollars and U.K.-related revenues and expenses are denominated in sterling. The Company's results of operations and financial condition can therefore be significantly affected by fluctuations in the respective values of those currencies. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and sterling, and between sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See "Item 11. Quantitative and Qualitative Discussion About Market Risk."


         Risks Related to Ownership of Ryanair's Ordinary Shares or ADSs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU Nationals, and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals

     The Board of Directors of Ryanair Holdings are given certain powers under Ryanair Holdings' Articles of Association (the "Articles") to take action to ensure that the amount of shares held in Ryanair Holdings by non-EU nationals ("Affected Shares") does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a "License"). In particular, EU Regulation 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority owned and effectively controlled by EU nationals. EU Regulation 2407/92 does not specify what level of share ownership will confer effective control on a holder or holders of shares. As described below, the Directors will, from time to time, set a "Permitted Maximum" on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU Regulation 2407/92. The Permitted Maximum is currently set at 49.9%.

     In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an "Intervening Act") has taken place,
(ii) the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended or (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of shares or an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the Directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any Director or change the Chairman of the Board, (ii) identify those shares, American Depositary Shares ("ADSs") or Affected Shares which give rise to the need to take action and treat such shares, ADSs, or Affected Shares as Restricted Shares (see below) or (iii) set a "Permitted Maximum" on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADSs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below). Also, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADSs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADSs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such Notices can have the effect of depriving the recipients of the rights to attend, vote and speak at general meetings, which they would otherwise have had as a consequence of holding such shares or ADSs. Such Notices can also require the recipients to dispose of the shares or ADSs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADSs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer such shares themselves where there is non-compliance with the Restricted Share Notice.

     As of June 30, 2003, EU nationals owned at least 53.8% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares). Ryanair Holdings continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis. Ryanair Holdings has undertaken to notify its shareholders annually of the percentage of Ordinary Shares held by EU nationals.

     As a further measure to increase the percentage of shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national purchaser. The Restricted Share Notice compels the non-purchaser to sell the affected shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder does not sell its shares to an EU national within the specified time period, the Company can then take legal action to compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.

Holders of Ordinary Shares are Currently Unable to Convert those Shares into American Depository Shares

     In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York, the depositary for its ADS program, to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs during such suspension, and there can be no assurance that the suspension will ever be lifted. See also "EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals" above.

The Company's Results of Operations Can Fluctuate Significantly

     The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. Any prolonged general reduction in airline passenger traffic may adversely affect the Company, particularly since it is substantially dependent on discretionary air travel. In addition, the airline industry tends to be seasonal in nature. Historically, Ryanair has experienced its lowest load factors and yields for the year in January and February. As a result, the Company's operating revenues and profit before taxation have generally been significantly lower in the last quarter of a fiscal year ended March 31 than in the other quarters thereof.

     The trading price of Ryanair Holdings' Ordinary Shares and ADSs may be subject to wide fluctuations in response to quarterly variations in the Company's operating results and operating results of other airlines. In addition, the global stock markets from time to time experience extreme price and volume fluctuations that affect the market prices of many airline company stocks. These broad market fluctuations may adversely affect the market price of the Ordinary Shares and ADSs.

Ryanair Holdings Does Not Intend to Pay Dividends

     Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares. Ryanair Holdings anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company, including the acquisition of additional aircraft needed for Ryanair's planned entry into new markets and its expansion of its existing service, as well as replacement aircraft for its current fleet. Ryanair Holdings does not, therefore, anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. As a holding company, Ryanair Holdings does not have any material assets other than interests in the shares of Ryanair. See "Item 8. Financial Information-Other Financial Information-Dividend Policy."

Future Sales of Ordinary Shares Could Depress Ryanair Holdings' Stock Price

     Sales of substantial amounts of ADSs or Ordinary Shares (including Ordinary Shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the ADSs and the Ordinary Shares or the Company's ability to raise capital though a public offering of our equity securities.

     The Company seeks to attract and retain employees in part by offering its employees stock options and other rights to purchase Ordinary Shares, which vest over time. As of March 31, 2003, a total of 26,453,855 options to purchase an equal number of Ordinary Shares were outstanding; not all of these options are currently exercisable. Future grants of stock options under the Company's existing plans are made at the discretion of the Board of Directors of Ryanair Holdings and can only be considered by the Board if the Company meets certain financial performance targets. The issuance of Ordinary Shares for such purposes may have the effect of reducing the percentage ownership in Ryanair Holdings of the then existing stockholders. See "Item 10. Additional Information. Options to Purchase Securities from Registrant or Subsidiaries."



Item 4.  Information on the Company


                                  INTRODUCTION

     The Company operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes primarily between Ireland and the U.K. In operation since 1985, the Company began to introduce a low cost operating model under a new management team in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." At September 30, 2003, with its fleet of 67 aircraft, including 16 Boeing 737-200A jet aircraft, 41 new Boeing 737-800 "next generation" aircraft, four BAe146 aircraft and six 737-300 aircraft, the Company offered approximately 475 scheduled short-haul flights per day serving 83 locations in the U.K., Ireland and continental Europe. See "--Route System, Scheduling and Fares--Route System and Scheduling" for more details of Ryanair's route network.

     Offering widely-available low fares, Ryanair carried more than 13.4 million passengers during calendar year 2002. On the basis of the U.K. Airports Annual Statement of Movements, Passengers and Cargo (the "CAA Statistics") published by the CAA in calendar year 2002, Ryanair had the leading market share (in terms of passenger volume) on most of its scheduled routes between Ireland and provincial cities in the U.K. and carried approximately 40% of all scheduled passenger traffic between Dublin and London, a share comparable to that of Aer Lingus plc ("Aer Lingus"), its primary competitor on its UK/Ireland routes. According to the CAA Statistics, Ryanair has also achieved competitive market share results on the routes it launched from the U.K. to continental Europe from the dates it began service on these routes.

     By generating an average scheduled flown passenger load factor of approximately 78% and average scheduled passenger yield of EUR0.084 per available seat mile ("ASM") and focusing on maintaining low operating costs (EUR0.062 per ASM), Ryanair achieved a net margin of 28% on operating revenues of EUR843 million for the fiscal year ended March 31, 2003. See "Item 5. Operating and Financial Review and Prospects" and "Glossary."

     The market's acceptance of Ryanair's low-fares service is reflected in the "Ryanair Effect" - Ryanair's history of stimulating significant growth in annual passenger traffic on the new routes it has entered since 1991. On the basis of the CAA Statistics and statistics released by the International Civil Aviation Organization (the "ICAO"), the number of scheduled airline passengers traveling between Dublin and London increased from approximately 1.7 million passengers in 1991 to more than 4.4 million passengers in 2002. Each international route Ryanair has entered since 1991 has recorded significant traffic growth in the period following Ryanair's commencement of service, with Ryanair capturing the largest portion of such growth on each such route. Although a variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K. and European economies, management believes that the most significant factor across all its European routes in such growth has been Ryanair's low-fares service.

     Ryanair Holdings' registered office is located c/o Ryanair Limited, Corporate Head Office, Dublin Airport, County Dublin, Ireland. The general telephone number is +353-1-812-1212. Under its current Articles of Association, Ryanair Holdings has an unlimited corporate duration.


                                    STRATEGY


     Ryanair's objective is to firmly establish itself as Europe's leading low-fares scheduled passenger airline through continued improvements and expanded offerings of its low-fares service. Ryanair aims to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair's strategy are:

     Low Fares. Ryanair's low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. In November 2001, Ryanair changed the way it sells seats on its flights from a return (round-trip) to a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services, regardless of fare. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares charged on flights with higher levels of demand for bookings made nearer to the date of departure. Ryanair's Dublin to London (Stansted) route is its largest route in terms of passenger volume, with fares ranging from EUR19.99 to EUR169.99. Ryanair's competitors generally do not operate a one-way pricing policy, so direct comparison is not possible, but current fares on Aer Lingus, Ryanair's largest competitor on the London-Dublin route, are EUR79.98 for restricted return tickets, EUR211.12 for same/next day return and EUR299 for unrestricted return tickets. In September 2003, Ryanair launched a fare promotion offering a total of two million seats on certain routes for "free" (excluding government taxes and passenger service charges) for travel during the period between September 23 and December 17, 2003.

     Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the fiscal year ended March 31, 2003, Ryanair flew an average of approximately 1.94 round-trips per route per day with an average route length of 473 miles and an average duration of approximately 1.1 hours. Short-haul routes allow Ryanair to offer frequent service, while eliminating the necessity to provide "frill" services otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing through service for connecting passengers, including baggage transfer and transit passenger assistance costs.

     In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays and more competitive airport access and handling costs. Ryanair's "on time" performance record (arrivals within 15 minutes of schedule) for the first six months of 2003 was 91%, exceeding that of its principal competitors, including Lufthansa (84%), British Airways (79%), Air France (78%), easyJet (76%), and Alitalia (65%), according to the Association of European Airlines' reports and the airlines' own published statistics. Faster turnaround times are a key element in Ryanair's efforts to maximize aircraft utilization. Ryanair's average scheduled turnaround time for the fiscal year ended March 31, 2003 was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

     Low Operating Costs. Management believes that Ryanair's operating costs are among the lowest of any European scheduled passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel expenses; (iii) customer service costs; and (iv) airport access and handling costs:

     Aircraft Equipment Costs. Ryanair's initial strategy for controlling aircraft acquisition costs was to purchase used aircraft of a single type. From 1994 to 1998, Ryanair purchased used Boeing 737-200A aircraft that were, at the date of purchase, between 11 and 17 years old (with an average age of 22 years at March 31, 2003). In the late 1990s, however, there was a significant reduction in the number of such used aircraft available for purchase in the market. Accordingly, in March 1998, Ryanair announced that it would start purchasing new Boeing 737-800 "next generation" aircraft. See "--Aircraft." The 737-800s represent the latest generation of Boeing's 737 aircraft and share certain basic attributes in common with Ryanair's current fleet. Although Ryanair's acquisition of the 737-800s has already, and will continue to significantly increase the size of its fleet from that in 1998 and thus significantly increase its aircraft equipment and related costs (both on an aggregate and per aircraft basis), management believes that its strategy of limiting its fleet primarily to three variants of a single type of aircraft from a single manufacturer enables it to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of the Boeing contracts are very favorable to Ryanair.

     Personnel Expenses. Ryanair endeavors to control its labor costs by continually improving the productivity of its already highly-productive work force. Compensation for employees emphasizes productivity-based pay incentives, including commissions for on-board sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew personnel within limits set by industry standards or regulations fixing maximum working hours, as well as participation in Ryanair's valuable stock option programs.

     Customer Service Costs. Ryanair has entered into agreements on competitive terms with third party contractors at certain airports for passenger and aircraft handling, ticketing and other services that management believes can be more cost efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. The development of its own reservations center and internet booking facility has allowed Ryanair to eliminate travel agent commissions. For the fiscal year ended March 31, 2003, Ryanair generated virtually all of its scheduled passenger revenues through direct sales, with direct telephone reservations and sales through Ryanair's website generating approximately 6% and approximately 94% of the total, respectively.

     Airport Access Fees. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive cost terms. Management believes that Ryanair's record of delivering a consistently high volume of passenger traffic growth at many of these airports has allowed it to negotiate favorable contracts with such airports for access to their facilities. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs rather than more expensive jetways.

     Taking Advantage of the Internet. During January 2000, Ryanair converted its host reservation system from the BABS (British Airways Booking System) to a new system called Flightspeed, which it operates under a 10 year hosting agreement with Accenture Open Skies ("Open Skies"). As part of the implementation of the new reservation system, Open Skies developed an internet booking facility called Skylights. The Skylights system allows internet users to access Ryanair's host reservation system and to make and pay for confirmed reservations in real time through Ryanair's Ryanair.com website. Since the launch of the Skylights system, Ryanair has heavily promoted its website through newspaper, radio and television advertising. As a result, internet bookings have grown rapidly, accounting for in excess of 94% of all reservations on a daily basis as of September 2003.

     Commitment to Safety and Quality Maintenance. Ryanair's commitment to safety is a primary priority of the Company and its management. This commitment begins with the hiring and training of Ryanair's pilots, cabin crews and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single incident involving major injury to passengers or flight crew in its 19-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed at Dublin, London (Stansted), Glasgow (Prestwick), Shannon, Stockholm (Skavsta) and Milan (Bergamo) by Ryanair and, at other airports, by maintenance contractors approved under the terms of JAR 145, the European airline industry standard for maintenance. Ryanair currently contracts heavy airframe maintenance, engine overhaul services and rotable repairs to contractors. These contractors also provide similar services to a number of other airlines, including British Airways and Aer Lingus. Ryanair assigns a JAR 145 certified mechanic to oversee heavy maintenance and authorize engine overhauls performed by third parties.

     Enhancement of Operating Results through Ancillary Services. Ryanair offers a variety of ancillary, revenue-generating services in conjunction with its core transportation service, including on-board merchandise, beverage and food sales, charter flights, cargo services, accommodation reservation services, advertising, travel insurance, car rentals and rail and bus tickets. Ryanair distributes car rentals, accommodation services and travel insurance through both its website and its traditional telephone reservation offices. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per unit basis.

     For the fiscal year ended March 31, 2003, ancillary services accounted for 13.1% of Ryanair's total operating revenues, as compared to 11.7% of such revenues in the fiscal year ended March 31, 2002. The increase reflected higher revenues from car rentals, other ancillary products and services provided through the Ryanair.com website.

     Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair introduced its first routes to continental Europe in the spring of 1997 and now serves a total of 61 continental European destinations from Dublin, London (Stansted), Glasgow (Prestwick), Shannon, Brussels (Charleroi), Frankfurt (Hahn), Stockholm (Skavsta) and Milan (Bergamo). Over the same period, Ryanair added several new British and Irish destinations and increased the number of flights on certain of its routes.

     Ryanair believes it will have opportunities for continued growth by: (i) initiating additional routes from the U.K. or Ireland to other locations in continental Europe that are currently served by higher-cost, higher-fare carriers; (ii) increasing the frequency of service on its existing routes ;
(iii) starting new domestic routes within EU countries; (iv) considering possible acquisitions that may become available in the future; (v) connecting airports within its existing route network ("triangulation"); and (vi) establishing more new bases in continental Europe.

                                INDUSTRY OVERVIEW

European Airline Market

     The Western European air transport market has historically been subject to significant governmental regulation, encompassing both domestic regulations imposed by individual countries and rules enacted by the EU that apply throughout its territory. The EU commenced a program to reduce the level of regulation during the 1980s, followed by a package of liberalization measures substantially reducing the ability of individual EU Member States to restrict access to routes for air travel that were originally adopted in 1992. Since April 1997, EU carriers have been able to provide passenger service on domestic routes within individual EU Member States outside their home country of operation without restriction.

     Partially as a result of this progressive movement towards deregulation, there has been a significant increase in the number of airlines providing scheduled passenger service in the EU over the course of the past decade. The prospects for additional market liberalization measures provided further impetus for new entrants, and management expects that other new carriers may be formed to capitalize on these opportunities. Notwithstanding the overall increase in the number of carriers, a large majority of the new entrants are quite small, although this may change, and the overall market has been volatile, with several of the new entrants ceasing operations. Among the major causes of their failure were the competitive responses from major airlines serving the same routes, including a number of sustained price wars, the difficulty the new entrants encountered in obtaining a sufficient number of slots at major airports at peak times and rapid, unmanageable expansion.

     Air carriers operating in the intra-EU market generally have traditionally fallen into one of four principal categories: flag carriers, independent airlines, franchises of major airlines and charter operators. The flag carriers, which fly inter-continental routes as well as those within Western Europe, include both those that have traditionally been heavily dependent on aid from their respective governments (including Air France Group ("Air France"), Alitalia S.p.A. ("Alitalia"), Aer Lingus, and Iberia, S.A.) and "commercial" flag carriers such as British Airways, KLM, Scandinavian Airline System ("SAS") and Lufthansa AG ("Lufthansa") that have operated with no or little state aid in recent years. The independent carriers include low-fares carriers, such as Ryanair and easyJet Plc ("easyJet"), and carriers providing "frills" services more comparable to those of the flag carriers but at slightly lower fares than the flag carriers, such as British Midland Airways Ltd. ("British Midland"). Certain small carriers, including Virgin Express, have become franchises of major airlines, sharing some ticketing and other distribution systems with the flag carriers. These franchises serve mainly regional routes where flag carriers cannot operate profitably due to their high overhead costs and serve to feed regional passengers to their flag carrier partners for interline service. For the flag carriers, franchises represent a possible means of competing with low-fares start-up carriers. Charter flight operators are significantly more established and more competitive in Europe than in the United States, with many charter operations being owned by major travel groups or commercial airlines. A number of charter operators have recently established their own low fare subsidiaries, including Hapag-Lloyd Express in Germany (a subsidiary of TUI AG) and My Travel Ltd in the U.K. (a subsidiary of My Travel.com). Charter operators currently account for a significant portion of total intra-EU annual passenger traffic and operate primarily on routes between northern and southern Europe, targeting mainly price-conscious leisure travelers.

     Although the liberalization measures adopted by the EU were expected to reduce air fares and increase competition significantly, the European market continues to be characterized by higher operating costs per ASM than those with respect to scheduled passenger service in the United States. While active competition has increased with the launch of the low fare carriers, fares for scheduled passenger services on intra-EU routes continue to be generally higher than those on domestic U.S. routes of comparable distances. Ryanair believes that the higher fares are the result of carriers passing on their higher costs to passengers and the lack of significant competition on some intra-EU routes. In addition, EU Member States may intervene to stop further fare reductions on a route or group of routes where market forces have led to a sustained downward movement in fares deviating from seasonal norms and resulting in widespread losses among all carriers on the routes concerned. Further, certain European nations outside the EU could reserve the right to set minimum fares.

Ireland-U.K. Market

     The market for scheduled passenger air travel between Ireland and the U.K. can be divided into two principal segments, the Dublin-London route and the routes between Ireland and other locations in the U.K. outside of London.

     Dublin-London Route. The Dublin-London route (including service from Dublin to each of Heathrow, Gatwick, Stansted, Luton and London City airports) is currently served by four carriers. Ryanair serves three London airports (Stansted, Gatwick and Luton), Aer Lingus serves one airport (Heathrow), while British Midland and CityFlyer Express each serve one airport (Heathrow and Gatwick, respectively).

     Before Ryanair entered the Dublin-London route in 1986, it was serviced only by British Airways and Aer Lingus. Management believes that Ryanair's introduction of competition based on low fares contributed to the significant growth in passenger volume and the heightened competition between airlines that has characterized the Dublin-London route since Ryanair first commenced service in 1986. British Midland entered the route in 1989 and British Airways withdrew in 1991, while CityFlyer Express and CityJet Limited (a former Virgin Atlantic franchise) entered the route in 1992 and 1994, respectively, with CityJet withdrawing in 2000. As a result of increased competition, the lowest available fares have declined while the route has experienced substantial annual traffic growth. In calendar year 2002, according to the CAA Statistics, annual traffic had risen to more than 4.3 million passengers.

     Ireland-U.K. Routes. Prior to 1993, the market for air travel between Ireland and other locations in the U.K. was dominated by Aer Lingus. As with the London-Dublin route prior to Ryanair's entry, routes to provincial cities in the U.K. were generally characterized by high fares, service on small-capacity turboprop aircraft and slow traffic growth. Ryanair entered this market by launching low-fares service using jet aircraft between Dublin and Birmingham in 1993 and has since expanded its service to include 21 routes. See "-Route System, Scheduling and Fares-Route System and Scheduling" for a complete list of routes and the dates of their introduction. Since Ryanair's entry into these routes with jet aircraft service and low fares, each of the routes has experienced a significant reduction in fares and, according to the CAA
Statistics, a significant increase in traffic growth. In each of these cases, Ryanair has captured a majority of this incremental growth, and, as a result, Ryanair is currently the market leader in terms of passenger volume on most of its routes between Ireland and provincial cities in the U.K.

     For the fiscal years ended March 31, 2002 and 2003, passengers flown on Ryanair's routes between Dublin and London accounted for approximately 17.4% and 13.4%, respectively, of Ryanair's total passenger revenues, with the Dublin-London (Stansted) route alone accounting for approximately 9.7% and 7.6%, respectively, of such total. Ryanair's business would be adversely affected by any circumstance causing a reduction in general demand for air transportation services in Ireland or the U.K., including, but not limited to, adverse changes in local economic conditions, political disruptions or violence (including terrorism) or significant price increases linked to increases in airport access costs or taxes imposed on air passengers. In addition, so long as a significant proportion of the Company's operations remain dependent upon routes between Ireland and the U.K., the Company's future operations and growth will be adversely affected if this market does not grow and by increased competition in this market. See "Item 3. Key Information-Risk Factors-The Company is Dependent on the Ireland-U.K. Market."

Service to Continental Europe

     In 1997, Ryanair began service on new routes to four locations in continental Europe (Dublin to Paris (Beauvais) and Brussels (Charleroi), and London (Stansted) to Stockholm (Skavsta) and Oslo (Torp)). Since that time
Ryanair has substantially expanded its continental European service and now serves a total of 61 locations. See "-Route System, Scheduling and Fares-Route System and Scheduling" for a complete list of routes and the dates of their introduction. Ryanair established continental European bases at Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), and Stockholm (Skavsta). Ryanair currently competes with a number of flag carriers, including British Airways, Lufthansa, Air France, KLM and Alitalia, and a larger number of smaller carriers, including low fares airlines such as easyJet, with the number and identity of its competitors varying according to the route flown.

The Acquisition of Buzz

     On April 10, 2003, Buzz Stansted, a newly-formed subsidiary of Ryanair, purchased certain assets of Buzz, KLM's former low fares subsidiary, from KLM UK Limited for EUR20.1 million. These assets primarily comprised trademarks, domain names, computer equipment, ticket desk equipment and certain aircraft documents, records and manuals. As part of the transaction, Buzz Stansted agreed to take over the leases on six Boeing 737-300s and four BAe146-200s. In addition, KLM UK Limited agreed to transfer certain landing and takeoff slots at London (Stansted) Airport to Buzz Stansted. Buzz Stansted is operating these aircraft on a sub-service basis for Ryanair on some pre-existing Ryanair routes, as well as on some of the routes which were formerly operated by Buzz. Buzz Stansted's results are fully consolidated with those of Ryanair and are included in the financial and operating data included in this annual report.

     The leases for the six Boeing 737-300 aircraft, which were novated by KLM UK Limited to Buzz Stansted, are from International Lease Finance Corporation ("ILFC") and have a formal term of approximately 8 years, ending between October 2010 and February 2011. However, Buzz Stansted may terminate any or all six of these leases 48 months prior to the contractual lease termination date for each aircraft, or between October 2006 and February 2007, provided that Buzz Stansted gives ILFC 12 months' notice that it intends to exercise this early termination option and pays it an early termination notice fee of US$0.4 million per aircraft.

     As part of the acquisition, Buzz Stansted also agreed to sub-lease four BAe146 aircraft from KLM during the period from April 10, 2003 to March 31, 2004. Buzz Stansted may return the aircraft to KLM at any time prior to March 31, 2004 without prior notice, although it must continue to make the monthly rental payments on all four aircraft until March 31, 2004.

     In addition, the Company agreed to employ 110 of the approximately 500 former Buzz staff, each of whom was offered and accepted new contracts of employment with Buzz Stansted. The balance of the former Buzz staff were made redundant, and, under the purchase agreement governing the transaction, any liabilities arising from resultant claims by these staff were settled by KLM UK Ltd. The acquisition agreement also contains an indemnity from KLM UK Ltd in favor of Buzz Stansted covering any further claims arising from the redundancies of the former Buzz staff.

     Buzz Stansted did not operate any services between April 10, 2003 and May 1, 2003, while its staff were being retrained and the airline obtained the required UK air operators' certificate. As a result, the Company recorded exceptional costs amounting to EUR3.1 million (equal to Buzz Stansted's operating costs during this period of inactivity) in the fiscal quarter ending June 30, 2003. The Company was also required to give a guarantee of StgGBP12 m to the CAA to discharge any liabilities to third parties that might arise from the termination of Buzz's business.

     Ryanair recorded goodwill in the amount of EUR46.7 million in connection with the Buzz acquisition. This figure is comprised of the purchase price of EUR20.1 million and excess lease costs in the amount of EUR26.6 million, which latter amount was calculated on the basis of a report from Avitas, independent aircraft valuers. This independent valuation highlighted that the monthly payments on the leases novated to Buzz Stansted are substantially higher than existing market rates for leases on similar aircraft. The Company has calculated the amount of these excess lease costs over the remaining term of the leases at EUR26.6 million, based on a calculation of the difference between the contractual rates and these estimates of current market rates. Under Irish GAAP, this goodwill will be amortized in the Company's profit and loss account over a 20-year period in the amount of EUR2.3 million per annum. In accordance with U.S. GAAP, the Company will perform a valuation of the Buzz assets acquired to attribute value to separate intangible assets, which are likely to include airport slots. As these assets do not have a limited life, they will not be depreciated and, except for the straight-line goodwill amortization which is not required under U.S. GAAP, the Company does not expect there will be any income statement differences under Irish and U.S. GAAP in accounting for this acquisition.



     Buzz Stansted currently operates on a sub-service basis for Ryanair and receives payments from Ryanair based on an agreed rate per flight hour. Buzz Stansted does not sell tickets to passengers directly, as all of its routes are operated and marketed by Ryanair. Ryanair is currently operating 12 of the former "Buzz" routes. The Buzz Stansted aircraft operate on these and other Ryanair routes.


                       ROUTE SYSTEM, SCHEDULING AND FARES


Route System and Scheduling

     The following table lists each of the routes served by Ryanair and sets forth certain information with respect to Ryanair's route system based upon the flight schedule in effect at September 1, 2003:



                                                        Date service     Round trip flights     Number of passengers booked in
                    Route served                          commenced       scheduled per day           calendar year 2002

Between Dublin and London:
London Luton                                             January 1986             5                         394,691
London Stansted                                         November 1988             13                      1,130,028
London Gatwick                                          November 1994             5                         345,375

Between Dublin and UK Provincial Airports:
Liverpool                                                    May 1988             3                         214,066
Birmingham                                              November 1993             3                         258,082
Manchester                                                   May 1994             4                         366,966
Glasgow Prestwick                                            May 1994             3                         253,668
Cardiff                                                      May 1996             1                          79,667
Bournemouth                                                  May 1996             1                          97,721
Leeds/Bradford                                               May 1996             4                         181,594
Bristol                                                      May 1997             3                         182,615



Teesside                                                November 1997             1                          90,875
Edinburgh                                                 August 2001             4                         314,042
Aberdeen                                                   April 2002             1                          58,666
Newcastle                                                January 2003             2                            -
Blackpool                                                    May 2003             1                            -

Between Dublin and Continental Europe:
Paris (Beauvais)                                             May 1997             4                         275,686
Brussels (Charleroi)                                         May 1997             4                         275,054
Malaga                                                     March 2003      (3 times a week)                    -
Faro                                                       March 2003       (twice a week)                     -
Barcelona (Girona)                                         April 2003       (once a week)                      -

Between Shannon and Continental Europe:
Paris (Beauvais)                                        February 2002             1                          71,375

Between London (Stansted) and Irish Provincial
  Airports:
Cork                                                     October 1991             4                         399,326
Knock                                                        May 1991             1                         150,337
Kerry                                                       June 1997             2                          66,672
City of Derry                                               July 1999             2                         142,595
Shannon                                                    April 2000             4                         325,320

Between London (Stansted) and UK Provincial Airports:
Newquay                                                    April 2002             2                          85,634
Blackpool                                                    May 2003             2                            -

Between London (Stansted) and Germany:
Altenburg                                                    May 2003             1
Frankfurt (Hahn)                                           April 1999             5                         422,842
Friedrichshafen                                            April 2002             1                          88,555
Hamburg (Lubeck)                                            June 2000             3                         204,486
Niederrhein                                                April 2003             3                            -
Berlin (Schoenefeld)                                         May 2003             3                            -

Between London (Stansted) and Italy:
Venice (Treviso)                                             May 1998             4                         352,771
Pisa                                                        June 1998             4                         334,143
Genoa                                                        May 1999             2                         160,207
Ancona                                                      July 1999             1                         139,311
Turin                                                       July 1999             1                         155,434
Alghero (Sardinia)                                          July 2000             2                         156,924
Brescia                                                     July 2000             2                         202,022
Trieste                                                    April 2001             1                         110,485
Pescara                                                    April 2001             1                         110,012
Bologna (Forli)                                         November 2001             2                         115,584
Rome Ciampino                                              April 2002             6                         273,968
Palermo                                                      May 2003             2                            -

Between Pisa Airport and Germany:
Hamburg (Lubeck)                                             May 2003             -                            -

Between London (Stansted) and France:
Lyon (St. Etienne)                                           May 1998             1                          86,317




Toulouse (Carcassonne)                                       June 1998            2                         119,894
Biarritz                                                    April 1999            2                         122,664
Brittany (Dinard)                                           April 1999            1                          78,874
Nimes                                                        June 2000            1                         163,629
Perpignan                                                    June 2000            2                         120,412
Montpellier                                                 April 2002            1                          89,021
Strasbourg*                                               October 2002            2                          33,202
Pau                                                         April 2003            1                            -
Reims                                                       April 2003            1                            -
Rodez                                                         May 2003            1                            -
Bergerac                                                      May 2003            1                            -
Brest                                                         May 2003            1                            -
Clermont Ferrand                                              May 2003            1                            -
Limoges                                                       May 2003            1                            -
La Rochelle                                                   May 2003            1                            -
Poitiers                                                      May 2003            1                            -
Tours                                                         May 2003            1                            -

Between London (Stansted) and Scandinavia:
Oslo (Torp)                                                  June 1997            2                         202,591
Aarhus                                                  September 1999            2                         154,264
Malmo                                                        July 2000            2                         192,224
Esbjerg                                                     April 2001            1                          83,064
Stockholm (Vasteras)                                        April 2001            2                         109,834
Gothenburg                                                  April 2001            2                         196,957
Haugesund                                                   April 2003            1                            -

Between London (Stansted) and the Netherlands:
Eindhoven                                                   April 2002            2                          87,282
Maastrict                                                   April 2003            1                            -
Groningen                                                     May 2003            1                            -

Between London (Stansted) and Austria:
Salzburg                                                    April 2001            2                         230,737
Graz                                                        April 2002            1                          89,506
Klagenfurt                                                  April 2002            1                          57,118

Between London (Stansted) and Spain:
Barcelona (Girona)                                       February 2003            4                            -
Murcia                                                        May 2003            2                            -
Jerez                                                         May 2003      (twice a week)                     -

Between Glasgow (Prestwick)  and:
London Stansted                                             October 95            9                         764,355
Paris (Beauvais)                                         November 1998            2                         145,321
Frankfurt (Hahn)                                            March 2000            1                         107,445
Oslo (Torp)                                                 April 2002            1                          57,389
Bournemouth                                              February 2003            1                            -
Barcelona (Girona)                                            May 2003            1                            -

Between Brussels Charleroi and:
London Stansted                                             April 2001            4                         348,084
Toulouse (Carcassonne)                                      April 2001            1                          88,043
Prestwick                                                   April 2001            1                         105,570
Pisa                                                        April 2001            2                         158,892




Shannon                                                     April 2001            1                          98,254
Venice (Treviso)                                            April 2001            2                         165,226
Liverpool                                                    June 2002            1                          59,499
Rome Ciampino                                                June 2002            1                          61,126
Barcelona (Girona)                                            May 2003            1                            -
Ostend-Bruges                                                 May 2003            1                            -

Between Frankfurt (Hahn) and:
Shannon                                                       May 2000      (once a week)                   114,303
Bournemouth                                              February 2002            1                          94,716
Milan (Bergamo)                                          February 2002            2                         201,658
Pescara                                                  February 2002            1                         103,927
Oslo (Torp)                                              February 2002            1                         103,739
Montpellier                                                 March 2002            1                          93,467
Pisa                                                        March 2002            2                         183,855
Barcelona (Girona)                                       December 2002            3                          14,259
Rome Ciampino                                            December 2002            2                          15,675
Bologna (Forli)                                          December 2002            1                           7,650
Stockholm (Skavsta)                                      December 2002            2                           8,092
Gothenburg                                               February 2003            1                            -
Malmo                                                       March 2003            1                            -
Kerry                                                       April 2003            1                            -
Perpignan                                                   March 2002            1                          93,430

Between Milan (Bergamo) and:
London Stansted                                             April 2002            3                         204,543
London Luton                                             February 2003            2                            -
Paris (Beauvais)                                         February 2003            2                            -
Brussels (Charleroi)                                     February 2003            2                            -
Barcelona (Girona)                                       February 2003            2                            -
Hamburg (Lubeck)                                         February 2003            1                            -

Between Stockholm (Skavsta) and:
London Stansted                                              June 1997            2                         285,747
Aarhus                                                      April 2003            1                            -
Paris (Beauvais)                                            April 2003            2                            -
Hamburg                                                     April 2003            2                            -
Glasgow Prestwick                                           April 2003            1                            -
Tampere                                                     April 2003            1                            -
Oslo (Torp)                                                 April 2003            1                            -



     * Service to Strasbourg was discontinued in September 2003 after a Strasbourg court ruled that the marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with the route was illegal and constituted unlawful state aid to Ryanair. Ryanair is appealing this decision; pending the outcome of this appeal, it has opened a route from Baden Baden in Germany to London Stansted. See "Item 8. Financial Information--Other Financial Information--Legal Proceedings."


     Management's objective is to schedule a sufficient number of flights per day on each route to satisfy demand for Ryanair's low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:30 a.m. and 11:00 p.m. During peak demand periods and periods with high advance bookings, Ryanair attempts to increase seat capacity by increasing the number of flights with its existing aircraft. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

Low and Widely-Available Fares

     Ryanair offers low, multi-tier fare pricing, with prices generally varying depending on advance booking, seat availability and demand. In November 2001, Ryanair changed the way it sells seats on its flights from a return (round-trip) to a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services, regardless of fare. All tickets can be changed subject to certain conditions, including payment of a fee and applicable upgrade charge, but are non-cancelable and non-refundable and must be paid for when the reservation is made.

     Ryanair's discounted fares are "capacity controlled" in that Ryanair allocates a specific number of seats on each flight to each fare category to accommodate projected demand for seats at each fare level leading up to flight time. Ryanair generally makes its lowest fares widely available by endeavoring to allocate a majority of its seat inventory to its lowest fare categories. Management believes that its unrestricted fares as well as its advance purchase fares are attractive to both the business and the leisure traveler.

     When launching a new route, Ryanair's policy is to price its lowest fare so that it will be significantly lower than other carriers' lowest fares, but still provide a satisfactory operating margin.

     Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to underprice attempts by its competitors to lower their fares on a particular route. Ryanair offers weekday one-way fares starting at EUR9.99 on many of its routes, and is offering lower-fare trips on certain routes from time to time. In September 2003, Ryanair launched a fare promotion with up to two million seats available for "free" (excluding government taxes and passenger service charges) for travel during the period between September 23 and December 17, 2003. Reservations for Ryanair's promotions must be made during a limited period of time and are only available for travel during a specific period. Other promotional fares generally are available only for mid-week travel, for a limited period and for a limited number of seats per flight, and also require reservations in advance. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the period they are in effect.

                            MARKETING AND ADVERTISING

     Ryanair's primary marketing strategy is to emphasize its widely-available low fares. In doing so, Ryanair primarily advertises its services in national and regional newspapers in Ireland and the U.K. In continental Europe, Ryanair advertises primarily through regional and national newspapers, as well as on radio, billboards and other local media. Currently, the slogan "Ryanair.com, the Low Fares Airline" is prominently featured in all of the airline's marketing to build its brand identity. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards.

     Ryanair generally runs special promotions in coordination with the inauguration of service into new markets. Starting approximately four to six weeks before the launch of a new route, Ryanair undertakes a major advertising campaign in the target market and local media and editorial attention frequently focuses on the introduction of Ryanair's low fares. Ryanair's sales teams also visit each area and target pubs, clubs, shopping malls, factories, offices and universities with a view to increasing consumer awareness of the new service.

                            RESERVATIONS/RYANAIR.COM

     Passenger airlines generally rely on travel agents for a significant portion of their ticket sales and pay travel agents a commission for their services. Following the introduction of its website-based reservations program, Ryanair's reliance on travel agents has been eliminated.

     In recent years, Ryanair has initiated significant changes in its reservations operations with the aim of improving direct contact between its customers and its own reservations center. In 1996, Ryanair transferred its reservations operation from two locations in London and Dublin to a single new facility in Dublin operated by its Ryanair Direct Limited subsidiary. To reflect Ryanair's increased focus on internet-based reservations, Ryanair Direct Limited changed its name to Ryanair.com Limited in 2000.

     In August 1999, Ryanair launched an internet-based reservation and ticketing service that allows passengers to access its reservations system through Ryanair's website at www.ryanair.com. Information included on Ryanair's website is not incorporated by reference into this Report. In January 2000, the system was enhanced and integrated with Ryanair's new Flightspeed reservations system. Passengers can now make reservations and purchase tickets directly through the website. The level of internet bookings has grown rapidly, accounting for approximately 94% of all daily reservations as of September 12, 2003.

     Ryanair currently uses Flightspeed from Open Skies to provide its core seat inventory and booking system. In return for access to these systems, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through such systems.

     Management anticipates that the internet-based direct sales system will allow it to continue to benefit from substantially reduced distribution costs. However, Ryanair may incur additional costs in the promotion and advertising of Ryanair.com, and overall passenger revenues may also be negatively affected by discounted fares used to promote the internet site.

                                    AIRCRAFT

     As of September 30, 2003, Ryanair's owned fleet consisted of 21 Boeing 737-200A aircraft, each having 130 seats and 41 Boeing 737-800 "next generation" aircraft, each having 189 seats. Ryanair also, through its subsidiary Buzz Stansted, leased six Boeing 737-300 aircraft, each having 148 seats, and four BAe146-200 aircraft, each having 110 seats.

Aircraft

     Boeing 737-200As: The Company acquired six of its Boeing 737-200A aircraft from Boeing Equipment in 1994, with five others acquired from various industry sources between 1994 and 1996. In November 1996 and March 1997, Ryanair entered into agreements to purchase a total of eight used Boeing 737-200A aircraft formerly operated by Lufthansa, which were delivered between December 1996 and January 1998. In July 1997, Ryanair acquired an additional used Boeing 737-200A aircraft from a Swedish leasing company. In June 1998, Ryanair acquired an additional used Boeing 737-200A aircraft from a leasing subsidiary of the General Electric Company, bringing the size of its fleet to 21.

     Ryanair currently plans to phase out its 737-200A aircraft, which have an average age of 22 years, by December 2005. The first seven Boeing 737-200s were planned for retirement this winter, with the balance to be retired over the following 18 months. However, Ryanair has decided that it may increase the number of retirements this winter from seven to nine 737-200s and bring forward their anticipated date of retirement following the Company's discovery during the course of a recent scheduled aircraft overhaul of some scratches on the outer skin on certain of the 737-200s. The five 737-200s on which scratches were found have already been retired, and four additional aircraft will be inspected for similar scratches.

     Given the planned retirement of the 737-200s, and the cost of repairing any affected aircraft, the Company decided it would not be economically viable to carry out these repairs and instead to retire all of the aircraft so affected. To cover for the earlier retirement of these aircraft and the delivery of 15 new 737-800's during the next six months, Ryanair has arranged for the short-term lease from October 2003 of four Boeing 737-800s and one 737-200. The Company does not expect to experience any shortage of seat capacity or disruption to its schedule, given these lease-ins and the delivery of new 737-800 series aircraft.

     The cost of these short-term leases over the coming three to five months are expected to be partially offset by cost savings from the earlier retirement of the older 737-200s and additional revenues which may be generated by the four larger aircraft out of the five leased in to replace them temporarily. Accordingly, the Company expects the net effect of these early retirements and lease-ins will be a one-time exceptional charge of approximately EUR5 million in the fiscal year ending March 31, 2004.

     Boeing 737-800s: Between March 1999 and March 2003, Ryanair took delivery of 33 new Boeing 737-800 "next generation" aircraft to be delivered under its contracts with Boeing. The new 737-800s share certain basic characteristics with the Company's fleet of 737-200A aircraft, but are larger (seating up to 189 passengers, as compared to 130 in the 727-200As), capable of longer flights without refueling and incorporate more advanced aviation technology. The 737-800s also comply with Chapter 3 noise reduction requirements established by the International Civil Aviation Organization, which took effect in the EU in 2002.

     On January 24, 2002, Ryanair announced that it had entered into a new series of agreements with Boeing to purchase an additional 100 new Boeing 737-800 seat aircraft over a six-year period from December 2002 to December 2008; the contract also provided Ryanair with options to purchase up to an additional 50 such aircraft. Ryanair had taken delivery of five of the firm order aircraft under this contract as of March 31, 2003. The new 737-800 aircraft are identical in all significant respects to the 737-800s already being operated by Ryanair, having 189 seats and the same cockpits and engine configuration. In June 2002, the Company exercised three of these 50 options, bringing its firm orders to 103 aircraft. For additional details on the Boeing contracts and scheduled aircraft deliveries, see "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources" and "Item 10. Additional Information-Material Contracts".

     On January 31, 2003, the Company entered into a supplemental agreement to the 2002 Boeing contract, pursuant to which Ryanair exercised a further 18 of the purchase options granted under the 2002 Boeing contract and purchased an additional four 737-800 aircraft. This in turn brought total firm orders with Boeing for 737-800 series aircraft to 125. In addition, as part of the supplemental agreement, the number of purchase options remaining was increased from 29 to 125. Similar commercial terms apply to the additional firm aircraft ordered and to the additional options granted.

     Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next seven years and that the significant size of the original and supplemental orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries, and a standard configuration for all of the aircraft. The purchase is also expected to allow Ryanair to phase out its remaining 16 Boeing 737-200s, which are on average 22 years old, over a two-year period ending in 2005.

     The Boeing 737 exists in a number of generations and is the world's most widely-used commercial aircraft. The 737-800s represent the latest generation of Boeing's 737 aircraft and share certain basic attributes in common with Ryanair's fleet of 737-200As. Management believes that spare parts and cockpit crews qualified to fly the aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft, and that its strategy of generally limiting its fleet to related aircraft types enables Ryanair to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. The 737-800s are fitted with CFM 56-7B24 engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground proximity warning systems.

     Boeing 737-300s: As part of the acquisition of certain assets of Buzz, Ryanair's Buzz Stansted subsidiary took over the leases on six 737-300 aircraft, which as of March 31, 2003, had an average age of eight years. See "--Industry Overview--The Acquisition of Buzz." These leases have a formal term of approximately eight years, ending between October 2010 and February 2011. However, Buzz Stansted may terminate any or all six of these leases 48 months prior to the contractual lease termination date for each aircraft, or between October 2006 and February 2007, provided that Buzz Stansted gives ILFC 12 months' notice that it intends to exercise this early termination option and that certain other conditions are fulfilled, including the payment of a fee. The Company has not yet finalized its plans in relation to the six 737-300s on lease from ILFC, although management anticipates that the aircraft will be returned at their respective early termination dates.

     BAe146s: As part of the Buzz acquisition transaction, Buzz Stansted also agreed to sub-lease four BAe146 aircraft from KLM during the period from April 10, 2003 to March 31, 2004. At March 31, 2003, these aircraft had an average age of 13 years. Buzz Stansted may return the aircraft to KLM at any time prior to March 31, 2004 without prior notice, although it must continue to make the monthly rental payments on all four aircraft until March 31, 2004.

Fleet Expansion

     Ryanair expects to take delivery of an additional 112 aircraft under its current contracts with Boeing. Together with the retirement of its Boeing 737-200As and the return to KLM by March 2004 of the four sub-leased BAe146s, as well as the scheduled termination of Buzz Stansted's leases for the six Boeing 737-300s, these deliveries will increase the size of Ryanair's fleet to 153 by December 2008, or more should Ryanair choose to exercise any of the additional 125 options to purchase aircraft remaining under its existing purchase contracts with Boeing.

     Ryanair anticipates financing the expansion of its fleet through a combination of new bank loan facilities supported by a guarantee from the Export-Import Bank of the United States and similar to those already in place, bank debt provided by commercial bankers, operating and finance leases via sale and leaseback transactions, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. The financing of the new and existing 737-800 aircraft will significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. In addition, Ryanair's ability to draw down funds to pay for aircraft as they are delivered under the 2002 Boeing contract and the 2003 supplemental agreement is subject to various conditions imposed by the counterparties to the bank loan facilities and loan guarantees, and any future financing is expected to be subject to similar conditions. For additional details on this financing, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

Training and Regulatory Compliance

     Ryanair currently owns and operates 737-200 and 737-800 flight simulators for pilot training and has entered into a contract to purchase two additional 737-800 flight simulators from CAE Electronics Ltd. of Quebec, Canada. The first of these additional simulators is scheduled for delivery in November 2003 and the second simulator is expected to be delivered in 2005. The CAE contract also provides Ryanair with an option to purchase another such simulator for delivery in 2007.

     Management believes that Ryanair is currently in compliance with all applicable directives concerning its fleet of Boeing 737-200A, 737-300s and 737-800 and BAe146 aircraft and will comply with any regulations or directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company's results of operations or financial condition. See "Item 3. Key Information-Risk Factors-Safety-Related Undertakings Could Affect the Company's Results".

                               ANCILLARY SERVICES

     Ryanair offers various ancillary services in conjunction with its core air passenger service, including the in-flight sale of beverages, food and merchandise, travel insurance, car rentals, rail tickets, financial services and the sale of advertising space on its website. Ryanair also derives revenues from hotel reservations and other transactions made through its website or via its Ryanair.com reservations center. See "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2003 Compared with Fiscal Year 2002-Ancillary Revenues." Prior to the elimination of duty-free sales on intra-EU flights on June 30, 1999, Ryanair sold traditional duty-free items, such as spirits, cigarettes and fragrances, on all of its scheduled international flights; Ryanair still charges for all beverages served on all of its scheduled flights within the EU (which still may be sold duty-free). Ryanair's merchandise sales on all of its scheduled flights and merchandise, food, and beverage sales on flights within the U.K., are now on a duty-paid, rather than duty-free basis. In fiscal year 2003, the in-flight sale of beverages and duty-free merchandise accounted for 2.7% of Ryanair's revenues, or EUR23.1 million, as compared to 2.9% of Ryanair's revenues, or EUR18.0 million, in fiscal year 2002. In addition, as much as 17% of the compensation of Ryanair's flight attendants was derived from the in-flight sale of beverages and other products in fiscal year 2003. See "Item 6. Directors, Senior Management and Employees-Employees and Labor Relations."

     In fiscal year 2003, Ryanair's revenues from charter operations decreased to EUR12.4 million from EUR14.6 million in fiscal year 2002 as a result of a decline in excess capacity available for charter service as the Company continued to focus on its scheduled operations. In fiscal year 2004, additional charter capacity has been reallocated to scheduled services, with the Company now offering flights to destinations previously served by charters.

     Ryanair has entered into a contract with the Hertz Corporation ("Hertz") for car rental services, pursuant to which Hertz handles all automobile-related aspects of such services and pays a per-rental fee to Ryanair.com (or other relevant reservations agent) as well as a set amount to Ryanair for marketing support. Ryanair also receives a commission on all Hertz car rentals booked through the Ryanair.com website. Revenues relating to car rental services totaled EUR27.6 million in fiscal year 2003 and EUR18.9 million in fiscal year 2002. Ryanair distributes accommodation services and travel insurance through both its website and its traditional telephone reservation offices. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per unit basis.

     Ryanair also provides certain financial services and acts as an agent for MBNA, an issuer of Visa credit cards. As part of this agreement with MBNA, Ryanair and MBNA jointly promote a Ryanair branded credit card supplied by MBNA on board the aircraft, on Ryanair's internet site, and via direct marketing at the airports served by Ryanair in the UK and Ireland. Ryanair generates revenues from MBNA on the basis of the number of cards issued and the revenues generated through use of the credit cards.

     Ryanair also generates ancillary revenues through the sale of rail tickets and through fees generated from charging passengers for excess baggage. These excess baggage charges, in addition to generating revenue for the Company, also result in the payment of commissions by the Company to airport handling agents based on the level of revenue generated.

                             MAINTENANCE AND REPAIRS

General

     As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel and maintain its aircraft in accordance with European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low cost operating strategy to the area of maintenance, training or quality control.

     Ryanair's quality assurance department deals with the overall supervision of all maintenance activities in accordance with JAR 145, the European airline industry standard for aircraft maintenance, and standards established by the Joint Aviation Authorities ("JAA") (JARs are developed and adopted by the JAA, an associated body of the European Civil Aviation Conference formed to enhance co-operation between the national civil aviation authorities of participating European countries, including Ireland. See "--Government Regulation--Regulatory Authorities"). Ryanair is itself a JAR 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services on its aircraft other than scheduled heavy maintenance. Ryanair also performs certain checks on its aircraft, including pre-flight, daily and transit checks at its bases, as well as A and B checks at its Dublin facility. Maintenance and repair services that may become necessary while an aircraft is located at one of the other airports served by Ryanair are provided by other JAR 145 approved contract maintenance providers (on-call maintenance). Aircraft return each evening to Ryanair's bases at Dublin, London (Stansted), Shannon, London (Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), and Stockholm (Skavsta) airports, where they are examined each night by Ryanair's approved engineers (or, in the case of Brussels (Charleroi), London (Luton) and Frankfurt (Hahn), by local JAR 145 approved companies). In August 2002, Ryanair announced that it would be expanding its in-house maintenance capability to include  C checks by  building  a new  two-bay  hangar  facility  at its base at
Glasgow  (Prestwick)  in  Scotland.   The  new  facility  is  expected  to  cost
approximately EUR8 million, to employ approximately 180 people and to be operational by November 2003.

Heavy Maintenance

     Ryanair contracts with outside maintenance providers for heavy maintenance services. Ryanair currently contracts its heavy airframe maintenance overhauls for its core Boeing 737 fleet to a single JAR 145-approved contractor, FLS Aerospace Ltd. ("FLS") and engine overhaul service for these aircraft to two JAR 145-approved contractors, Lufthansa Airmotive Ireland ("Airmotive"), which is responsible for maintenance of the CFM 56-7 engines that power the Boeing 737-800 aircraft, and Israeli Aircraft Industries Limited ("IAI"), which is responsible for the JT8D engines fitted to the Boeing 737-200 aircraft. Ryanair also contracts its "rotable" repairs to IAI. Services provided by FLS include heavy airframe maintenance, technical engineering and various maintenance support services, while those provided by IAI include engine overhauls, wheel and brake services, landing gear overhaul and auxiliary power unit repair services.

     In January 2000, Ryanair entered into a new heavy maintenance agreement with FLS covering both its Boeing 737-200 and 737-800 aircraft. The agreement formally expires in January 2005, though Ryanair may terminate FLS's services at any time after July 2002 on six months notice if FLS has not performed to a reasonable level. Under this contract, man-hour rates for maintenance on the Boeing 737-200 aircraft are fixed for the first three years and then are subject to escalation on the basis of the annual increase in the cost index for the Manufacturers of Aircraft and Spacecraft in the U.K. The Boeing 737-800 aircraft checks are initially to be completed on the basis of the number of man-hours incurred at a fixed rate per hour, plus the actual cost of the materials consumed. Once the first series of checks have been completed, the contract provides for both parties to agree to fix the price for labor and materials for each check thereafter.

     The contract also provides for penalties and a bonus incentive for FLS for the on-time completion of checks, which have been capped at a specific level for each year of the contract. In relation to the major P12 checks on the 737-200 aircraft, the Company does not have a fixed materials cost, but will instead pay FLS on the basis of the manufacturer's list price, with Ryanair having an option to supply spare parts to FLS either in advance of the aircraft check or to pay FLS for such parts.

     In November 1999, Ryanair entered into an agreement with Airmotive for the repair and overhaul of the CFM56-7 engines fitted to its 737-800 aircraft. The contract is for a period of 10 years and can be terminated after 5 years by either party, upon six months notice. Labor charges for the repair and overhaul of engines were fixed until January 2003. Thereafter, the rate per hour was increased to a new fixed rate for one year, and from January 2004 will be adjusted annually based on rates established by the mechanics trade union. All parts required for the overhaul should initially be supplied from Ryanair's inventory of spare parts. If the spare parts are not within Ryanair's inventory, they are to be supplied on the basis of the manufacturer's list price plus a fixed percentage for handling which is subject to a cap.

     Effective November 1, 2001, Ryanair entered into an agreement with IAI , which is based at Ben Gurion Airport in Israel, for the repair and overhaul of all of the Pratt & Whitney JT8D engines on its 21 Boeing 737-200A aircraft, including seven spare engines. The contract terminates on December 31, 2005, and requires IAI to complete all scheduled and unscheduled shop visits for these engines, including spare parts and labor, at a fixed rate per engine cycle. IAI will also provide other repair and overhaul services for these engines at fixed rates throughout the period of the contract. Ryanair can terminate the contract upon 30 days notice if there is material default in IAI's performance or in the event of IAI's bankruptcy, or upon six months notice if certain delays occur. IAI can terminate the contract upon 30 days notice if Ryanair fails to pay, except where items are disputed in good faith, or if Ryanair is declared bankrupt.

     The Buzz Stansted aircraft are currently being maintained on a line maintenance basis by KLM Engineering UK Ltd under a maintenance contract that was originally scheduled to terminate in October 2003, but has been extended to April 2004. Heavy maintenance for both engines and airframes of the four BAe146's are also contracted to KLM UK Engineering Ltd. on the basis of a fixed charge per block hour. The heavy maintenance in respect of the six Boeing 737-300's for engines is contracted to GE-Snecma, while that for the airframe has not been contracted to any specific maintenance organization.

     By contracting with JAR 145-approved maintenance providers, management believes it is better able to control the quality of its aircraft and engine maintenance. Ryanair assigns a JAR 145-certified mechanic to oversee all heavy maintenance or engine overhaul performed by third parties. Maintenance providers are also monitored closely by the national authorities under JAA and national regulations.

     The loss or expiration of these or any other of Ryanair's third party service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, although Ryanair seeks to monitor the performance of third parties that provide passenger and aircraft handling services, the efficiency, timeliness and quality of contract performance by third party providers are largely beyond Ryanair's direct control. Ryanair expects to be dependent on such third party arrangements for the foreseeable future, notwithstanding the new capabilities to be provided at its new maintenance facility at Glasgow Prestwick.

                                  SAFETY RECORD

     During its 19-year operating history, Ryanair has not had a single incident involving major injury to passengers or flight crew. Ryanair's commitment to safe operations is manifested by its safety training procedures, its investment in safety-related equipment and the adoption of an internal confidential reporting system for safety issues.

     Ryanair's flight training is oriented towards accident prevention and covers all aspects of flight operations. Ryanair conducts all of its own flight crew training, both initial and recurrent, with the approval of the Irish Aviation Authority (the "IAA"), which regularly audits both operation control standards and flight training standards. Buzz Stansted separately conducts its own training, under the approval of the CAA.

     Ryanair's older Boeing 737-200A aircraft and the four BAe146 aircraft currently operate in accordance with Category II minimum landing requirements. Category II landing standards require a minimum horizontal visibility of 350 meters and a vertical visibility of 100 feet. The addition to its fleet of Boeing 737-200As delivered in 1997 and 1998, which are equipped with more advanced avionics, allowed Ryanair to operate these aircraft in accordance with the more stringent Category IIIA minimum landing criteria. All of the Boeing 737-800s which Ryanair has bought or committed to buy and the Boeing 737-300's operated by Buzz Stansted operate in accordance with the Category IIIA minimum landing criteria, which require a minimum horizontal visibility of 200 meters and no vertical visibility.

     Management encourages flight crews to report any safety-related issues through the use of a confidential reporting system which is available through Ryanair's and Buzz Stansted's Flight Safety Offices. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error or discrepancy in flight operations that they do not wish to report through standard channels. The confidential reporting system is designed to increase management's awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through the system to modify operating procedures and improve flight operation standards.

                               AIRPORT OPERATIONS

Airport Handling Services

     Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at the other airports it serves. Servisair plc provides Ryanair's ticketing, passenger and aircraft handling and ground handling services at many of these airports in Ireland and the U.K., excluding London (Stansted) (where these services are provided by Groundstar Ltd.), while similar services in continental Europe are generally provided by the local airport authority, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices, although some may have periodic increases linked to inflation. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of such contracts may be terminated by either party by prior notice. The loss or expiration of such contracts or any inability to renew such contracts or negotiate contracts with other providers at comparable rates could have a material adverse effect on the Company's business, results of operations and financial condition. Ryanair will need to enter into similar agreements in any new markets it may enter, and there can be no assurance that Ryanair will be able to obtain the necessary facilities and services at competitive rates in such new markets.


Airport Charges

     As with other airlines, Ryanair is assessed airport charges each time it lands and accesses facilities at the airports it serves. Depending on the policy of the individual airport, such charges can include landing fees, passenger loading fees, security fees and parking fees. Noise surcharges have also been imposed by a limited number of European airports in response to concerns expressed by local residents. Ryanair attempts to negotiate advantageous terms for such fees by delivering a consistently high volume of passenger traffic and opts, when practicable, for less expensive facilities, such as less convenient gates, as well as the use of outdoor boarding stairs rather than more expensive jetways. Nevertheless, there can be no assurance that the airports Ryanair uses will not impose higher airport charges in the future and that any such increases would not adversely affect the Company's operations.

     In February 2001, the Irish Government established a Commission for Aviation Regulation (the "CAR"). The CAR is responsible for regulating charges at Dublin, Cork and Shannon airports. In August 2001, the CAR issued a report that set charges for five years, beginning September 24, 2001. The base charges for 2002 were approximately 5% lower than the charges previously in effect, and an efficiency factor (RPI-X) provides that the charges will decrease by the efficiency factor minus the level of inflation in Ireland. However, on September 24, 2003, the CAR announced a 9% increase in charges at Dublin airport to compensate for claimed underrecovery of costs by Aer Rianta and legal costs incurred by the CAR in defending a legal challenge by Aer Rianta of the CAR's original price determination.

     Ryanair is currently facing a European Commission investigation into the question of whether concessions granted to it by the Walloon Government in connection with its operations in Brussels (Charleroi) constituted illegal state aid, while a Strasbourg court recently ruled Ryanair received illegal state aid from the Strasbourg Chamber of Commerce in connection with the Company's launch of its Strasbourg - London (Stansted) service. As Ryanair currently benefits from similar concessions on a number of its routes, negative outcomes in these proceedings could have a material adverse effect on its airport charges and profitability. See "Item 3. Risk Factors--The Company could Incur Significant Additional Costs Arising from Legal Proceedings Regarding Brussels (Charleroi) and Strasbourg" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

                                      FUEL

     The cost of jet fuel accounted for approximately 22.2% and 22.5% of Ryanair's total operating expenses in the fiscal years ended March 31, 2003 and 2002, respectively, in each case after giving effect to the Company's fuel hedging activities and excluding de-icing costs. Jet fuel costs have been subject to wide fluctuations as a result of sudden disruptions in supply and continued to exhibit substantial volatility in the fiscal years ended March 31, 2002 and 2003.

     The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise may be limited. See "Item 3. Key Information-Risk Factors-Changes In Fuel Costs and Fuel Availability Affect the Company's Results." As international prices for jet fuel are denominated in U.S. dollars, Ryanair's fuel costs are also subject to certain exchange rate risks. Ryanair has entered into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Ryanair has not otherwise entered into agreements to guarantee its supply of fuel. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging."

     The following table details Ryanair's fuel consumption and costs for scheduled operations (thus excluding fuel costs related to charter operations and de-icing costs), after giving effect to the Company's fuel hedging activities, for the fiscal years ended March 31, 2001, 2002 and 2003. The excluded de-icing costs amounted to EUR943,307, EUR1,347,336 and EUR2,282,003, respectively, for the fiscal years ended March 31, 2001, 2002 and 2003. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company's route network, types of aircraft operated and number of sectors flown have increased; the Company therefore believes including these costs would distort the year-to-year cost comparison.


                                                                  Fiscal Year ended March 31,
                                                          2003               2002               2001
Scheduled fuel consumption (U.S. gallons).......         133,782,854        101,903,433          82,854,337
Available seat miles (ASM)......................       8,744,373,118      6,081,007,925       4,439,036,540
Scheduled fuel consumption (U.S. gallons)
     per ASM....................................               0.014              0.017               0.019
Total scheduled fuel costs......................      EUR124,429,232     EUR102,616,757       EUR61,645,183
Cost per gallon.................................           EUR0.9301           EUR1.007           EUR0.7500
Total scheduled fuel costs as a percentage
     of total operating costs...................               22.2%             22.25%              16.51%


                                    INSURANCE

     Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, insurance for pilots' loss of license and other business insurance in amounts per occurrence that is consistent with industry standards. Although Ryanair currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the terrorist attacks on the U.S. in September 2001. Following the attacks, all insurance underwriters withdrew aircraft hull war liability cover and imposed a per passenger surcharge of $1.25 for reinstatement of such cover up to a $50 million limit. Aircraft hull war liability indemnities for amounts above $50 million were, in the absence of any alternative cover, provided by the Irish Government at pre-September 11 levels of coverage on the basis of a per passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged cover to replace that provided by the Government indemnity on the basis of a per passenger surcharge and an additional surcharge based on hull values. Ryanair has passed these increased insurance costs on to passengers by means of a special "insurance levy" on each ticket. Substantial claims resulting from an accident in excess of related insurance coverage could also have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could cause a public perception that Ryanair's aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

     Council Regulation (EC) No. 2027/97, as amended by Council Regulation (EC) No. 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. This legislation also limits the ability of an air carrier to rely on certain defenses in an action for damages, which would otherwise have been available to it at law, and provides for uniform liability limits for loss of, damage to or destruction of baggage and for damage occasioned by delay. The potential exposure of air carriers, such as Ryanair, has therefore been increased and, although Ryanair has extended its liability insurance accordingly to meet the requirements of the legislation, no assurance can be given that other laws, regulations or policies will not be applied, modified or amended in a manner that has a material adverse effect on the Company's financial condition or results of operations.

                                   FACILITIES

         The following are the principal properties owned or leased by the Company:

                                         Site Area          Floor Space
             Location                  (Sq. Meters)        (Sq. Meters)          Tenure              Activity

Dublin Airport                             1,116               1,395            Leasehold     Corporate Headquarters
(Corporate Headquarters)
Phoenix House,                             2,566               3,899            Freehold      Reservations Center
Conyngham Road,
Dublin
Satellite 3,                                605                 605             Leasehold     Sales Office and
Stansted Airport                                                                              Operations Center
Dublin Airport                             2,993               2,175            Leasehold     Aircraft Maintenance
(Hangar)
East Midlands Airport                      3,647               3,647            Freehold      Simulator and
                                                                                              training center
Skavsta Airport                            1,936               1,936            Leasehold     Aircraft
(Hangar)                                                                                      Maintenance
Prestwick Airport                          3,825               3,825            Leasehold     Aircraft
(Hangar)                                                                                      Maintenance

Stansted Storage Facilities                 378                 531             Leasehold     Aircraft Maintenance


     Ryanair has agreements with Aer Rianta, the Irish government authority charged with operating Ireland's major airports, to lease ticket counters and other space at the passenger and cargo terminal facilities at Dublin Airport. Ryanair also financed the construction of and leased a new hangar extension at Dublin Airport, which was completed in May 1997. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Servisair plc or other service providers.

     In May 2002, a new minister was appointed to lead the Department of Transport in Ireland following the general election. The minister has completed a review of Ireland's airport facilities and recently requested proposals from interested parties for the development of new terminals and piers at Dublin Airport. Ryanair has submitted a proposal to the government, as have several other interested parties. Management expects that its proposal, if accepted and implemented, would either involve Ryanair building and operating a terminal and pier at Dublin Airport itself or it becoming the "anchor tenant" for a terminal built by another consortium. Although the total cost to Ryanair of such a role in the development of any such facilities cannot be determined at this time, any such project could require substantial capital expenditures, as well as significant additional costs in relation to the maintenance and operation of the terminal and pier. In July 2003, the Minister for the Department of Transport announced plans for the break up of Aer Rianta into three competing airports at Dublin, Cork, and Shannon. This would enable each airport to compete with the others on a commercial basis for new and existing business. The break up of Aer Rianta has already commenced and the Government is in the process of appointing directors to the board of the companies that will manage the three airports. Ryanair anticipates that the new boards of management for the three airports will not be fully operational until the end of 2003. The Minister has not yet announced the Government's plan as to whether or not competing terminals can be developed by independent operators.

                                   TRADEMARKS

     Ryanair's name, logo and slogans "Ryanair.com The Low Fares Website" and the "Low Fares Airline" have been registered as Community Trade Marks ("CTM"). A CTM allows trademark owners to obtain a single registration of their trademarks, which registration affords uniform protection for those trademarks throughout the EU.

     Ryanair has also registered its name as a trademark in the Benelux countries, Germany and the U.K. The registrations give Ryanair an exclusive monopoly over the use of its trade name with regard to similar services in these jurisdictions and the right to sue for trademark infringement should a third party use an identical or confusingly similar trade mark in relation to identical, or similar services. The registrations in each of these jurisdictions is due for renewal in January 2005 and management currently intends to maintain these registrations notwithstanding its CTM registration.

     At present, Ryanair has not registered either its name or its logo as a trademark in Ireland, as CTM registration provides all of the protection available from an Irish registration, and management believes there are therefore no advantages in making a separate Irish application.


                              GOVERNMENT REGULATION

Liberalization of the EU Air Transportation Market

     Ryanair began its flight operations in 1985, during a decade in which the governments of Ireland and the U.K. liberalized the bilateral arrangements for the operation of air services between the two countries. In 1992, the Council of Ministers of the EU adopted a package of measures intended to liberalize the internal market for air transportation in the EU, including measures allowing EU air carriers substantial freedom to set air fares, allowing EU air carriers greatly enhanced access to routes within the EU and introducing a licensing procedure for EU air carriers. Beginning in April 1997, EU air carriers have generally been able to provide passenger services on domestic routes within any EU Member State outside their home country of operations without restriction. See also "--Regulation of Competition--State Aid."

     The European Court of Justice in November 2002 ruled that bilateral agreements between certain member states and the United States fell within the exclusive competence of the EU and should not therefore be entered into by the member states individually. As a result of these rulings, the European Commission has been granted a mandate to negotiate with the United States to replace the existing bilateral agreements between individual member states and the United States with a single comprehensive EU-U.S. agreement establishing an open aviation area between the two territories. These negotiations will cover all arrangements covering air transport between and within the EU and United States. It is proposed that this would include the rules governing market access (routes, capacity, frequency), how airfares are set, how to ensure effective application of competition rules and how to ensure maintenance of high standards of airline safety and aviation security. The negotiations will also address opening up each side's internal market to the airlines of the other side. A key element will be the removal of the special restrictions that currently apply to foreign ownership and control of airlines in the United States and EU.

Regulatory Authorities

     As an Irish air carrier with routes to the U.K. and other EU countries, Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Department of Transport, the IAA and the JAA. Management believes that the present regulatory environment in Ireland and the EU is characterized by an increased sensitivity to safety and security issues and an increased intensity of review of safety-related procedures, training and equipment by the national and EU regulatory authorities.

     Commission for Aviation Regulation. The CAR was established on February 27, 2001 under the Aviation Regulation Act, 2001 ("Aviation Regulation Act"). The CAR is primarily responsible for deciding maximum airport charges at Ireland's major airports, namely Dublin, Cork and Shannon (the "Regulated Airports"). In August 2001, the CAR issued a report setting charges which are to remain in effect for five years, beginning September 24, 2001 with a possibility of a review by the CAR after two years. The base charges for 2002 were approximately 5% lower than the charges previously in effect, and an efficiency factor (RPI-X) provides that the charges will decrease by the efficiency factor minus the level of inflation in Ireland. However, on September 24, 2003, the CAR announced a 9% increase in charges at Dublin airport to compensate for claimed underrecovery of costs by Aer Rianta and legal costs incurred by the CAR in defending a legal challenge by Aer Rianta of the CAR's original price determination. The CAR has indicated that it will initiate the "two-year" review of the changes in autumn of this year, as provided in the Aviation Regulation Act, and it is anticipated that charges will increase.

     The CAR also has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licenses under the provisions of Council Regulation 2407/92. An operating license is an authorization permitting the holder to carry out carriage by air of passengers, mail and/or cargo.

     Finally, CAR has responsibility for deciding whether a regulated airport should be co-ordinated or fully co-ordinated under Council Regulation No. 95/93 on slots; and authorizing ground handling operations under Council Directive 96/67/EC and its implementing legislation.

     The criteria for granting an operating license include, inter alia, an air carrier's financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating license, Irish and EU regulations require that (i) the air carrier must be owned and continue to be owned directly or through majority ownership by EU Member States and/or nationals of EU Member States and (ii) the air carrier must at all times be effectively controlled by such EU Member States or EU nationals. The CAR has broad authority to revoke an operating license. See "Item 10. Additional Information--Limitations on Share Ownership by Non-EU Nationals."

     Ryanair's current operating license was awarded effective November 30, 1993, reviewed on November 30, 1999, and is automatically subject to renewal each year.

     Irish Aviation Authority. The IAA is primarily responsible for Irish air carrier licensing and certification. To operate in Ireland and the EU, an Irish air carrier is required to hold an operator's certificate granted by the IAA. An operator's certificate attests to the air carrier's operational and technical competence to conduct an air service with specified types of aircraft. The IAA has broad authority to amend or revoke an operator's certificate, with Ryanair's ability to continue to hold its operator's certificate being subject to on-going compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Ryanair's current operating certificate was issued by the IAA with effect from February 1, 2003 to January 31, 2004.

     The IAA is responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA's regulatory authority include air safety, aircraft certification, personnel licensing and training, maintenance, manufacture, repair, airworthiness and operation of aircraft, implementation of JARs, aircraft noise and ground services. Each of the Company's aircraft has received an airworthiness certificate issued by the IAA and any additional aircraft the Company adds to the fleet will be required to obtain an airworthiness certificate. These airworthiness certificates are issued for a period of 12 months, after which application for a further certificate must be made. The Company's flight personnel, flight and emergency procedures, aircraft and maintenance facilities are subject to periodic inspections and tests by the IAA. The IAA has broad and powerful regulatory and enforcement authority, including the authority to require reports, inspect the books, records, premises and aircraft of a carrier and investigate and institute enforcement proceedings. Failure to comply with IAA Regulations can result in revocation of operating certification.

     In June 2002, the IAA awarded Ryanair an air operators' certificate in recognition of Ryanair's satisfaction of the relevant JAR OPS 1 regulatory requirements.

     Civil Aviation Authority. Buzz Stansted successfully obtained a UK air operators' certificate from the CAA in order to be able to operate the four BAe146 aircraft and the six 737-300 aircraft it leases. The CAA has similar powers to those of the IAA.

     Department of Transport. The Department of Transport ("DOT") has a more limited role in the regulation of Irish air transport as the majority of its regulatory functions have been transferred to CAR under the Aviation Regulation Act. DOT retains responsibility for implementation of EU and national legislation and international standards relating to air transport, e.g., noise levels, etc.

     Joint Aviation Authorities. The JAA is an associated body of the European Civil Aviation Conference formed to enhance co-operation between the national civil aviation authorities of the participating European countries (including Ireland) in aspects of aviation relating to, among other things, the safety of aircraft and, in particular, the design, manufacture, continued airworthiness, maintenance and operation of aircraft. The primary function of the JAA is to develop, adopt and implement JARs for the use of authorities in the field of design, manufacture, maintenance and operations. The aim of the JAA is to ensure that each individual JAR becomes a uniform code for all JAA countries without any national regulatory differences. EU regulations provide for the harmonization of technical requirements and administrative procedures on the basis of the JAR codes of the JAA and for the acceptance of certification in accordance with common technical requirements and administrative procedures.

     Eurocontrol. The European Organization for the Safety of Air Navigation ("Eurocontrol") is an autonomous European organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe. Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented into Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services provided for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided, upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft.

     The legislation authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be on board the aircraft when it is detained, and may result in the possible sale of the aircraft.

     The European Commission has also proposed a "single European sky policy," which would bring changes to aircraft management and control under EU decision-making control by the end of 2004. The proposals aim to further improve the safety of Europe's air transport system, to streamline decision-making mechanisms and to increase the system's efficiency.

Registration of Aircraft

     Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order, 1996 and 1997 (the "Orders"), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another Member State of the EU having a place of residence or business in Ireland or (ii) a company incorporated in and having a place of business in Ireland and having its principal place of business in Ireland or another Member State of the EU and not less than two-thirds of the directors of which were citizens of Ireland or of another Member State of the EU. As of September 30, 2003, nine of the 10 Directors of Ryanair Holdings are citizens of Ireland or of another Member State of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizen or company in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Orders. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the 1996 Order and, in particular, (i) if the ownership requirements are not met, (ii) the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type or (iii) if the IAA decides in any case that it is satisfied that it is inexpedient in the public interest for the aircraft to remain registered in Ireland.

     Similar measures apply to Buzz Stansted, which operates under a UK air operators certificate issued by the CAA and whose ten aircraft are all registered in the UK. As of September 30, 2003, all of the directors of Buzz Stansted are citizens of EU Member States.

Regulation of Competition

     Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the common market or any substantial part of the common market may not abuse such a dominant position. Ryanair is subject to the application of the general rules of EU competition law as well as specific rules on competition in the airline sector (principally, Council Regulation (EEC) 3975/87, as amended).

     An aggrieved person may sue for breach of EU competition law in the courts of the Member States and/or complain to the European Commission for an order to terminate the breach of competition law. The European Commission also may impose fines and daily penalties on businesses and the courts of the Member States may award damages and other remedies (such as an injunction) in appropriate circumstances.

     Competition law in Ireland is primarily embodied in the Competition Act 2002. This Act is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition Authority) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector, but are subject to EU rules that override any contrary provision of Irish competition law.

     State Aid. The EU rules control aid granted by Member States to businesses on a selective or discriminatory basis. The EU Treaty prevents Member States granting such aid unless approved in advance by the EU. Any such grant of state aid to an airline is subject to challenge before the EU or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting Member State, together with interest thereon. See "Item 3. Key Information--Risk Factors--The Company Could Incur Significant Additional Costs Arising from Legal Proceedings Regarding Brussels Charleroi and Strasbourg" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."



Environmental Regulation

     Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that aircraft must comply with Stage 3 noise requirements since April 1, 2002. All of Ryanair's aircraft currently comply with these regulations.

     Certain airports in the U.K. (including London (Stansted) and London Gatwick) and continental Europe have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations. These restrictions may cause curtailment of service or increases in operating costs and could limit Ryanair's ability to expand its operations at affected airports. Local authorities at other airports are considering adopting similar noise regulations.

     Environmental controls are generally imposed under Irish law through property planning legislation (specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder). At Dublin Airport, Ryanair operates on land controlled by Aer Rianta. Planning permission for its facility is in line with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation, generally implementing applicable EU Directives and Regulations. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair's engineering stores at Dublin Airport. However, at all times Ryanair's storage and handling of these substances complies with the relevant regulatory requirements.

Slots

     Currently, only fourteen airports served by Ryanair: London (Stansted), London (Gatwick), Turin, Manchester, Milan (Bergamo), Rome (Ciampino), Palermo, Murcia, Barcelona (Girona), Malaga, Faro, Jerez, Berlin (Schoenefeld) and Eindhoven, are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law currently regulates the acquisition, transfer and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a proposal in June 2001 to modernize the current allocation system. It allows for a limited transfer of slots between carriers, but only in execution of a competition policy decision of the European Commission (e.g. in a merger control case). The European Commission is conducting an in-depth analysis of all possible options that will allow it to propose further measures to introduce a market mechanism for the allocation of slots which will allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair's current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair's ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are given certain privileges in terms of obtaining slots, but such privileges are subject to the "grandfather rights" of existing operators who are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

     EU regulations require the use of each slot at least 80% of the time during the season to which the slot relates and provide for forfeiture of slots without compensation in certain circumstances. A minor amendment was made to the legislation in 2002 to reflect the fact that, due to the events of September 11, 2001, many airlines could not meet this "use it or lose it" requirement for maintaining their slots. The amendment recognized that the events of September 11, 2001 were exceptional circumstances, which merited deviation from the rule. This exemption has been extended for a further year in 2004 in light of the additional blows to the airline industry from to the SARS outbreak and the spring 2003 war in Iraq.

Other

     Health and safety at work issues relating to the Company are largely controlled in Ireland by compliance with the Safety, Health and Welfare at Work Act, 1989, the Safety, Health and Welfare at Work (General Application) Regulations, 1993, and other regulations under that Act. Although licenses or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the "Authority"), which is the regulating body in this area. The Authority periodically reviews Ryanair's health and safety record and where appropriate, issues improvement notices/prohibition notices. Ryanair has responded to all such notices to the satisfaction of the Authority. Other heath and safety issues are covered by the Irish Aviation Orders 2000-2003.

     The Company's operations are subject to the general laws of Ireland and, in so far as they are applicable in Ireland, the laws of the EU. The Company may also become subject to additional regulatory requirements in the future. The Company is also subject to local laws and regulations at locations where it operates and the regulations of various local authorities that operate the airports it serves.

                             DESCRIPTION OF PROPERTY

     For certain information about each of the Company's key facilities, see "-Facilities" above. Management believes that the Company's facilities are suitable for its needs and are well maintained.

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with the audited Consolidated Financial Statements of the Company and the notes thereto included in Item 18. Those financial statements have been prepared in accordance with Irish GAAP. For a discussion of certain differences between Irish GAAP and U.S. GAAP, see Note 30 to the Consolidated Financial Statements included in Item 18.

                                     HISTORY

     Ryanair's current business strategy dates to the early 1990s, when a new management team, including the current chief executive, commenced the restructuring of Ryanair's operations to become a low-fares airline based on the low cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger service between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August 1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

     From 1997 through September 2003, Ryanair launched service on 132 routes to/from the U.K. and in continental Europe, and also increased the frequency of service on a number of its principal routes. During that period, Ryanair also established London (Stansted), Glasgow (Prestwick), London (Luton), Shannon, Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), and Stockholm (Skavsta) airports as additional bases of operations. Since 1999, Ryanair has more than tripled its number of passengers, number of aircraft and the number of airports it serves and increased the number of people it employs by 58%.

     Taking into account retirements of Ryanair's Boeing 737-200As and the termination of the subleases for its four BAe 146s, as well as the short-term lease of five aircraft in connection with the early retirement of some of the 737-200As, Ryanair expects to have 71 aircraft in its fleet by April 2004. Over the next five years, the Company expects to take delivery of an additional 112 Boeing 737-800 aircraft which it is obligated to purchase under existing contracts with The Boeing Company ("Boeing"). These deliveries, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company's fleet to 153 aircraft by December 2008, with that number increasing should Ryanair choose to exercise any of the 125 options remaining under its current contracts with Boeing. See "--Liquidity and Capital Resources" and "Item 4. Information on the Company--Aircraft" for additional details.

                                BUSINESS OVERVIEW

     Since Ryanair began to introduce its low cost operating model in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly as Ryanair has substantially increased capacity. Ryanair's annual scheduled flown passenger volume has increased more than tenfold over the past decade, from approximately 945,000 passengers in calendar year 1992 to approximately 14.4 million passengers in fiscal year 2003.

     Ryanair's revenue passenger miles ("RPMs") increased from 3,118.1 million in fiscal year 2001 to 4,505.9 million in fiscal year 2002 and to 6,781.1 million in fiscal year 2003, due primarily to an increase in scheduled available seat miles ("ASMs") from 4,439.0 million in fiscal year 2001 to 6,081.0 million in fiscal year 2002 and to 8,744.4 million in fiscal year 2003. Scheduled passenger revenues increased from EUR432.9 million in fiscal year 2001 to EUR551.0 million in fiscal year 2002 and to EUR732.0 million in fiscal year 2003. During this period, flown passenger load factors increased from 70% in fiscal year 2001 to 74% in fiscal year 2002 and to 78% in fiscal year 2003. Average yield per RPM was EUR0.139 in fiscal year 2001, EUR0.122 in fiscal year 2002 and EUR0.108 in fiscal year 2003. The decrease in average yield per RPM in fiscal years 2002 and 2003 was principally attributable to an increase in average sector length without a corresponding increase in average yield per passenger, or the amount of scheduled revenues per passenger flown.

     The combination of expanding passenger volumes and capacity, high load factors and aggressive cost containment has enabled Ryanair to generate substantial increases in operating profit and profit after taxation. Ryanair's break-even load factor was 57% in fiscal year 2001, 58% in fiscal year 2002 and 57% in fiscal year 2003. Cost per ASM declined from EUR0.079 in fiscal year 2001 to EUR0.071 in fiscal year 2002 and to EUR0.062 in fiscal year 2003. Ryanair's operating profit increased from EUR114.0 million in fiscal year 2001 to EUR162.9 million in fiscal year 2002 and to EUR263.5 million in fiscal year 2003, while profit after taxation increased from EUR104.5 million in fiscal year 2001 to EUR150.4 million in fiscal year 2002 and to EUR239.4 million in fiscal year 2003.

     The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, overall passenger traffic volume, the availability of new airports for expansion, the ability to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations, economic and political conditions in Ireland, the U.K. and the EU, seasonal variations in travel, government regulations, fuel prices, foreign currency fluctuations, competition and the public's perception regarding the safety of low-fares airlines, as well as changes in aircraft acquisition and leasing costs, and, other operating expenses and the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to continue to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the current shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. In addition, the financing of new and existing 737-800 aircraft will significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism has increased dramatically as a result of the terrorist attacks on the U.S. in September 2001. Although Ryanair currently passes on increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. See "Item 3. Key Information-Risk Factors-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry."


                            RECENT OPERATING RESULTS

     For the quarter ended June 30, 2003 (the first quarter of the Company's fiscal year 2004), Ryanair recorded an increase in profit after taxation of 3.8%, from EUR39.0 million in the three months ended June 30, 2002 to EUR40.5 million, including exceptional costs and goodwill amortization arising from the "Buzz" acquisition in the first quarter of fiscal year 2004.

     Total operating revenues increased 26.2%, from EUR194.3 million in the first quarter of fiscal year 2003 to EUR245.2 million in the three months ended June 30, 2003, primarily as a result of an increase of approximately 43% in scheduled passenger revenues, which totaled EUR214.0 million for the quarter. Operating expenses increased by 29.0%, from EUR148.9 million in the three months ended June 30, 2002 to EUR192.1 million in the first quarter of fiscal 2004, reflecting increased costs (particularly staff, fuel, route charges, and airport and handling costs) related to the growth of Ryanair's fleet and route network and the general level of activity. As a result, Ryanair's operating profit increased by 9.1% to EUR49.5 million. The Company had cash and liquid resources of EUR1,077.5 million at June 30, 2003, as compared with EUR1,060.2 million in cash and liquid resources at March 31, 2003, as increased cash flows from operating activities reflected Ryanair's profitable performance. Capital expenditures for the quarter, primarily relating to three aircraft delivered during the quarter and deposit payments for future aircraft deliveries, totaled EUR128.1 million.

     Buzz Stansted did not operate any services between April 10, 2003 and May 1, 2003, while staff were being retrained and the airline obtained the required UK air operators' certificate. As a result, the Company recorded exceptional costs amounting to EUR3.1 million (equal to Buzz Stansted's operating costs during this period of inactivity) in the fiscal quarter ending June 30, 2003. Goodwill for the purposes of the Buzz transaction was calculated by reference to the purchase price of EUR20.1 million and excess lease costs of EUR26.6 million (based on a calculation of the difference between current market lease rates and the contractual lease rates on the 10 aircraft). Under Irish GAAP, the goodwill of EUR46.7 million arising from the acquisition comprising the purchase price of EUR20.1 million and the excess lease costs of EUR26.6 million is amortised to the profit and loss account over a 20-year period in the amount of EUR2.3 million per annum. In accordance with U.S. GAAP, the Company will perform a valuation of the Buzz assets acquired to attribute value to separate intangible assets, which are likely to include airport slots and trademarks. As these assets do not have a limited life, they will not be depreciated and, except for the straight-line goodwill amortization which is not required under U.S. GAAP, the Company does not expect there will be any income statement differences under Irish and U.S. GAAP in accounting for this acquisition.

     Excluding the exceptional costs of EUR2.7 million (net of tax) and the amortization of EUR0.6 million in goodwill from the "Buzz" acquisition, which management believes is useful to show the trend in its profitability from its ongoing business compared to the same quarter in the previous year, operating profit increased by 17.0% to EUR53.1 million, and profit after tax increased by 12.5% to EUR43.8 million.

     In September 2003, Ryanair decided to accelerate the retirements of certain of its 737-200s following the discovery during the course of a recent scheduled aircraft overhaul of some scratches on the outer skin on certain of these aircraft. Five 737-200s on which scratches were found have already been retired, and four additional aircraft will be inspected for similar scratches.

     To cover for the earlier retirement of these aircraft and the delivery of 15 new 737-800's over the next six months, Ryanair has arranged for the short-term lease from October 2003 of four Boeing 737-800s and one 737-200. The cost of these short-term leases over the second half of fiscal 2004 is expected to be partially offset by cost savings from the earlier retirement of the older 737-200s and additional revenues which may be generated by the four larger out of the five aircraft leased in to replace them temporarily. Accordingly, the Company expects the net effect of these early retirements and lease-ins will be a one-time exceptional charge of approximately EUR5 million in the fiscal year ending March 31, 2004. See "Item 4. Information on the Company--Aircraft" for additional information.

                          CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of Ryanair's financial condition and results of operations are based on its Consolidated Financial Statements, which are included in Item 18 and prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For additional information regarding the material differences between Irish GAAP and U.S. GAAP, please refer to Note 30 to the Consolidated Financial Statements included in
Item 18. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates under different conditions or assumptions.

     Ryanair believes that its most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the Consolidated Financial Statements included in Item 18 and the discussion and analysis below. For additional detail on these policies, see Note 1b to the Consolidated Financial Statements included in Item 18.

Passenger revenues

     Passenger revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognized in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and is included in accrued expenses and liabilities. It is released to the profit and loss account as passengers fly. Unused tickets are recognized as revenue on a systematic basis.

Long lived assets

     As of March 31, 2003, Ryanair had EUR1.4 billion of long-lived assets, including EUR1.3 billion of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cashflows they generate.

     In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on industry experience and recommendations from Boeing, the manufacturer of all of the Company's owned aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair's maintenance program, changes in utilization of the aircraft, governmental regulations on aging of aircraft and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and when warranted adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

     Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in a long-lived asset's physical condition, and operating or cash-flow losses associated with the use of the long-lived asset. While the airline industry as a whole has experienced many of these factors, Ryanair has not yet been impacted by the factors and continues to experience positive cash-flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.



Inventory obsolescence

     In accounting for inventory, which principally comprises rotable aircraft spares, Ryanair must make estimates regarding the useful lives of the aircraft on which the inventory will be used, in addition to estimates of any excess inventory on hand, and provides an allowance for such amounts. In estimating the useful lives of the aircraft and related inventory, and any excess inventory, Ryanair has primarily relied on the experience of its own operations and that of the aircraft industry. Subsequent revisions to such estimates, which could be significant, can be affected by changes to Ryanair's maintenance program, changes to utilization of aircraft, governmental regulations on aging of aircraft and changing market prices for rotable aircraft spares. Ryanair evaluates these estimates and assumptions in each reporting period and adjusts these as needed.

                            RESULTS OF OPERATIONS

     The following table sets forth certain income statement data (calculated under Irish GAAP) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:



                                                                        Fiscal Year ended March 31,
                                                                2003                2002               2001

Total Revenues........................................           100.0%              100.0%           100.0%
  Scheduled Revenues..................................            86.9                88.3             88.8
  Ancillary Revenues..................................            13.1                11.7             11.2
Total Operating Expenses..............................            68.7                73.9             76.6
  Staff Costs.........................................            11.0                12.5             12.6
  Depreciation and Amortization.......................             9.1                 9.5             12.1
  Fuel and Oil........................................            15.3                16.7             13.0
  Maintenance, Materials and Repairs..................             3.5                 4.2              4.1
  Marketing and Distribution Costs....................             1.7                 2.0              4.4
  Aircraft Rentals....................................             0.0                 0.6              1.5
  Route Charges.......................................             8.1                 7.5              7.3
  Airport and Handling Charges........................            12.8                13.6             13.6
  Other Ancillary and Operating Expenses..............             7.2                 7.3              8.0
Operating Profit......................................            31.3                26.1             23.4
Other Income (Expenses)...............................             0.1                 1.5              1.9
Profit before Taxation................................            31.4                27.6             25.3
Taxation..............................................             3.0                 3.5              3.9
Profit after Taxation.................................            28.4                24.1             21.4


     The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:


                                                                 Fiscal Year ended March 31,
                                                    2003                       2002                    2001
                                                       (in thousands of euro, except percentage data)

Car Rental..................................  EUR27,615         25.0%   EUR18,905            25.9%     EUR12,562     23.0%
In-flight Sales.............................  EUR23,142         20.9%   EUR18,030            24.7%     EUR14,186     26.0%
Non-flight Scheduled........................  EUR35,291         31.9%   EUR16,662            22.8%     EUR12,802     23.5%
Internet-Related............................  EUR12,159         11.0%   EUR 4,831             6.6%      EUR1,023      2.0%
Charter.....................................  EUR12,350         11.2%   EUR14,631            20.0%     EUR13,892     25.5%
Total....................................... EUR110,557        100.0%   EUR73,059           100.0%     EUR54,465    100.0%


                 FISCAL YEAR 2003 COMPARED WITH FISCAL YEAR 2002


     Profit after Taxation. Ryanair's profit on ordinary activities after taxation increased 59.2%, from EUR150.4 million in the fiscal year ended March 31, 2002 to EUR239.4 million in the fiscal year ended March 31, 2003, while total operating revenues increased 35.0% from EUR624.1 million to EUR842.5 million. The increase in profitability was driven by continued strong growth in passenger volumes due to the increase in seat capacity on existing routes and the launch of a further 29 routes and an additional continental European base during the year. The continued focus on tight cost controls also contributed to the increase in profitability. Ryanair's profit on ordinary activities before taxation increased 53.5%, from EUR172.4 million in the fiscal year ended March 31, 2002 to EUR264.6 million in the fiscal year ended March 31, 2003.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 32.8%, from EUR551.0 million in the fiscal year ended March 31, 2002 to EUR731.9 million in the fiscal year ended March 31, 2003. This increase reflected growth of 41.4% in scheduled passenger volumes, from 10.2 million to 14.4 million passengers flown, and a 28.0% increase in sectors flown from 90,124 to 115,325. The increase in scheduled revenues was achieved despite a decrease in average yield per RPM from EUR0.122 to EUR0.108, the negative effects of which were partially offset by the increase in flown passenger load factor from 74% to 78%.

     Much of the increase in scheduled passenger revenue was directly attributable to the increase in sectors flown due to the impact of operating 13 new Boeing 737-800 aircraft and the expansion of Ryanair's route network during the period. The increase in scheduled passenger revenues and sectors flown also reflected Ryanair's launch of 29 additional routes during the period, an increase in frequencies on certain of its existing routes and the use of larger aircraft on certain of its routes. Passenger capacity (as measured in ASMs) increased 43.8% during this period due to the addition of 13 737-800 aircraft, as well as an increase in the average length of passenger haul and the increase in sectors flown. Scheduled passenger revenues accounted for 86.9% of Ryanair's total revenues for the fiscal year ended March 31, 2003, compared with 88.3% of total revenues in fiscal year ended March 31, 2002.

     Ancillary Revenues. Ryanair's ancillary revenues, which consist primarily of revenues from car rentals, in-flight sales of beverages, food, and merchandise, sales of rail tickets, hotel accommodation and travel insurance, internet-related activities and charter services, increased 51.3%, from EUR73.1 million in the fiscal year ended March 31, 2002 to EUR110.6 million in the fiscal year ended March 31, 2003. The increase was primarily attributable to a significant increase in revenues from car rentals, non-flight scheduled services, and internet-related activities. Revenues from car rentals rose during the period from EUR18.9 million to EUR27.6 million, or 46.1%; and revenues from non-flight scheduled operations (primarily sales of rail tickets, hotel accommodation and travel insurance, as well as excess baggage charges and credit card revenues) more than doubled from EUR16.7 million to EUR35.3million. Revenues from in-flight sales increased 28.4%, from EUR18.0million in fiscal year 2002 to EUR23.1 million in fiscal year 2003, as average passenger spending per flight declined from EUR3.63 to EUR3.52. Charter revenues decreased from EUR14.6million to EUR12.4 million, or 15.1%, due to a reduction in the seat capacity available, as charter capacity has been transferred to scheduled flights and the Company now offers service to some of the destinations previously served by charters. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, more than doubled, from EUR4.8million in fiscal year 2002 to EUR12.2 million in fiscal year 2003. Revenues from internet-related services also reflect revenues from the financial services the Company offers.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses decreased from 73.9% in the fiscal year ended March 31, 2002 to 68.7% in the fiscal year ended March 31, 2003. In absolute terms, total operating expenses increased 25.6%, from EUR461.1 million in the fiscal year ended March 31, 2002 to EUR579.0 million in the fiscal year ended March 31, 2003, principally as a result of the increase in scheduled passenger volume and the 28% increase in number of sectors flown, which were reflected in increases in fuel expenses, route and airport and handling charges and staff and depreciation costs in absolute terms. Nonetheless, total operating expenses per ASM declined by 12.7%, reflecting declines on a per ASM basis in all components other than route charges.

     The following table sets forth the amounts in euro cents and percentage changes of Ryanair's operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2002 and March 31, 2003 under Irish GAAP:


                                                                    Fiscal Year      Fiscal Year
                                                                       Ended            Ended
                                                                   March 31, 2003  March 31, 2002      % Change

Staff Costs......................................................     1.06             1.29             -17.3%
Depreciation and Amortization....................................     0.88             0.97              -9.4%
Fuel and Oil.....................................................     1.47             1.71             -13.8%
Maintenance, Materials and Repairs...............................     0.34             0.43             -21.7%
Marketing and Distribution.......................................     0.17             0.20             -17.7%
Aircraft Rentals.................................................     0.00             0.07             -10.0%
Route Charges....................................................     0.78             0.77               1.9%
Airport and Handling Charges.....................................     1.24             1.40             -11.5%
Other Operating Expenses.........................................     0.68             0.74              -9.2%
Total Operating Expenses(a)......................................     6.62             7.58             -12.7%



*    For the purposes of calculating  Operating Expenses per Available Seat Mile
     (ASM), operating expenses include the costs of the Company's charter operations.

** These data are calculated by dividing the relevant expense amount (as shown in the Consolidated Financial Statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

(a) Total Operating Expenses per ASM does not equal the Cost per ASM (CASM) reported in the table of "Selected Operating and Other Data" in Item 3, as the latter figure excludes Non-Charter Ancillary Costs, which were 0.50 euro cents and 0.46 euro cents per ASM in the fiscal years ended March 31, 2002 and 2003, respectively.

     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 17.3% on a per ASM basis, while in absolute terms, these costs increased 19.0%, from EUR78.2 million in the fiscal year ended March 31, 2002 to EUR93.1 million in the fiscal year ended March 31, 2003, due to an increase in the number of staff employed, increased productivity payments to pilots and cabin crew reflecting the growth of the airline and the impact of increases in basic pay granted to certain employees.

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 9.4%, while in absolute terms these costs increased 30.3% from EUR59.0 million in the fiscal year ended March 31, 2002 to EUR76.9 million in the fiscal year ended March 31, 2003, reflecting the increased costs arising from the purchase of 13 new Boeing 737-800 aircraft.

     Fuel and Oil. Ryanair's fuel and oil costs per ASM decreased 13.8%, although in absolute terms these costs increased 24.0%, from EUR103.9 million in the fiscal year ended March 31, 2002 to EUR128.8 million in the fiscal year ended March 31, 2003, in each case after giving effect to the Company's fuel hedging activities. The increase was principally due to an increase in the dollar-denominated cost of fuel and the 28% increase in sectors flown (resulting from the expansion of Ryanair's fleet), as well as an increase in average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) decreased from EUR1.007 per U.S. gallon in the fiscal year ended March 31, 2002 to EUR0.9301 per U.S. gallon in the fiscal year ended March 31, 2003, in each case after giving effect to the Company's fuel hedging activities.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 21.7% on a per ASM basis, while in absolute terms these expenses increased 12.6%, from EUR26.4 million in the fiscal year ended March 31, 2002 to EUR29.7 million in the fiscal year ended March 31, 2003. The increase in absolute terms was largely due to the increase in flight hours (resulting from the expansion of Ryanair's fleet) and the increase in sector length, the effects of which were partially offset by savings reflecting improved reliability due to the higher proportion of 737-800 aircraft in the fleet.

     Marketing and Distribution Costs. Ryanair's marketing and distribution costs per ASM decreased 17.7%, while in absolute terms these costs increased 18.3%, from EUR12.4 million in the fiscal year ended March 31, 2002 to EUR14.6 million in the fiscal year ended March 31, 2003. The increase in absolute terms was primarily the result of higher spending on the promotion of new routes, including those launched from Frankfurt (Hahn) following an increase in the number of aircraft based there, as well as the initial launch costs arising from the commencement of two new bases at Milan (Bergamo) and Stockholm (Skavsta).

     Aircraft Rentals. Ryanair did not record any aircraft rental expense during the period, as compared to EUR4.0 million in such expenses in the fiscal year ended March 31, 2002. This reflects the reduced requirements to rent additional seat capacity arising from the delivery of the new 737-800 aircraft. Ryanair has recently entered into short-term leases for five aircraft starting in October 2003 in order to provide additional seating capacity due to the earlier-than-expected retirement of up to nine of its 737-200s. See "Item 4. Information on the Company--Aircraft" and "--Recent Operating Results" for more information on these leases.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM increased 1.9% in the fiscal year ended March 31, 2003, while airport and handling charges per ASM decreased 11.5%. In absolute terms, route charges increased 46.5%, from EUR46.7 million in the fiscal year ended March 31, 2002 to EUR68.4 million in the fiscal year ended March 31, 2003, primarily as a result of the 28% increase in sectors flown and the increase in average sector length, as well as an increase in route charges based on aircraft weight, as the average weight of the fleet increased due to the acquisition of 13 new 737-800s. In absolute terms, airport and handling charges increased 27.2%, from EUR84.9 million in the fiscal year ended March 31, 2002 to EUR108.0 million in the fiscal year ended March 31, 2003, reflecting the growth in passenger volume and increased costs on certain existing routes, the effects of which were offset in part by lower average costs on new routes to continental Europe and at Ryanair's new bases.

     Other Ancillary and Operating Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 9.2% on a per ASM basis in the fiscal year ended March 31, 2003, although in absolute terms these costs increased by 30.5%, from EUR45.6 million in the fiscal year ended March 31, 2002 to EUR59.5 million in the fiscal year ended March 31, 2003. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect costs, while the increase in absolute terms was primarily attributable to the increases in sectors flown, average sector length and passenger volumes.

     Operating Profit. As a result of the factors described above, Ryanair's operating profit as a percentage of total revenues increased from 26.1% in the fiscal year ended March 31, 2002 to 31.3% in the fiscal year ended March 31, 2003. In absolute terms, operating profit increased 61.7%, from EUR162.9 million in the fiscal year ended March 31, 2002 to EUR263.5 million in the fiscal year ended March 31, 2003.

     Interest Receivable and Similar Income. Ryanair's interest receivable and similar income increased 13.8%, from EUR27.5 million in the fiscal year ended March 31, 2002 to EUR31.4 million in the fiscal year ended March 31, 2003, primarily reflecting higher average cash balances on hand due to the increase in Ryanair's profitability.

     Interest Payable and Similar Charges. Ryanair's interest payable and similar charges increased 57.5%, from EUR19.6 million in the fiscal year ended March 31, 2002 to EUR30.9 million in the fiscal year ended March 31, 2003, reflecting the increase in debt related to the acquisition of 13 new 737-800 aircraft. These costs are expected to continue to increase as Ryanair expands its fleet.

     Other Income. Ryanair's other income decreased significantly from EUR1.5 million in the fiscal year ended March 31, 2002 to EUR0.6 million in the fiscal year ended March 31, 2003, primarily reflecting the fact that other income for the prior fiscal year included a gain on disposal of fixed assets of EUR0.5 million.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2003 was 9.5%, compared to 12.8% in the fiscal year ended March 31, 2002. The decline in the effective tax rate reflects a reduction in the statutory rate of Irish corporation tax to 12.5%, the positive impact of Ryanair.com (which benefits from a reduced income tax rate) and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from certain qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. Ryanair recorded an income tax provision of EUR25.2 million for the fiscal year ended March 31, 2003, and an income tax provision of EUR22.0 million for the fiscal year ended March 31, 2002.

                FISCAL YEAR 2002 COMPARED WITH FISCAL YEAR 2001

     Profit after Taxation. Ryanair's profit on ordinary activities after taxation increased 43.9%, from EUR104.5 million in the fiscal year ended March 31, 2001 to EUR150.4 million in the fiscal year ended March 31, 2002, while total operating revenues increased 28.0% from EUR487.4 million to EUR624.1 million. This result reflected a significant increase in the revenues generated by a record number of scheduled passengers (notwithstanding a decline in average fares that reflected the launch of 22 new routes and promotional fares introduced to increase traffic in the aftermath of the September 11 terrorist attacks and the foot and mouth disease outbreak in the U.K.), an increase in ancillary revenues and a decrease in operating expenses as a percentage of total operating revenues. Ryanair's profit on ordinary activities before taxation increased 39.7%, from EUR123.4 million in the fiscal year ended March 31, 2001 to EUR172.4 million in the fiscal year ended March 31, 2002.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 27.3%, from EUR432.9 million in the fiscal year ended March 31, 2001 to EUR551.0 million in the fiscal year ended March 31, 2002. This increase reflected growth of 37.2% in scheduled passenger volumes, from 7.4 million to 10.2 million passengers flown, and a 24.0% increase in sectors flown from 72,655 to 90,124, as well as the positive exchange rate impact of the translation of sterling-denominated revenues into euro. The increase in scheduled revenues was achieved despite a decrease in average yield per RPM from EUR0.139 to EUR0.122, the negative effects of which were partially offset by increases in flown passenger load factor from 70% to 74%.

     Much of the increase in scheduled passenger revenue was directly attributable to the increase in sectors flown due to the impact of the operation of five more new Boeing 737-800 aircraft and the expansion of Ryanair's route network during the period. The increase in scheduled passenger revenues and sectors flown also reflected Ryanair's launch of 22 additional routes during the period and an increase in frequencies on certain of its existing routes. The 22 new routes added during the fiscal year ended March 31, 2002 accounted for approximately 59% of the growth in passenger volume. Increased capacity on Ryanair's existing route network resulting from more frequent flights and the use of larger aircraft on certain of its routes between Ireland and the U.K and the U.K. and continental Europe accounted for the remaining 41% of the increase in passenger volume. Passenger capacity (as measured in ASMs) increased 37.0% during this period due to the addition of five 737-800 aircraft, as well as an increase in the average length of passenger haul and the increase in sectors flown. Scheduled passenger revenues accounted for 88.3% of Ryanair's total revenues for the fiscal year ended March 31, 2002, compared with 88.8% of total revenues in fiscal year ended March 31, 2001.

     Ancillary Revenues. Ryanair's ancillary revenues, which consist primarily of revenues from car rentals, in-flight sales of beverages and merchandise, sales of rail tickets, hotel accommodation and travel insurance, internet-related activities and charter services increased 34.1%, from EUR54.5 million in the fiscal year ended March 31, 2001 to EUR73.1 million in the fiscal year ended March 31, 2002. The increase was primarily attributable to a significant increase in revenues from car rentals, non-flight scheduled services, and internet-related activities. Revenues from car rentals rose during the period from EUR12.6 million to EUR18.9 million, or 50.5%; and revenues from non-flight scheduled operations (primarily rail ticket, hotel accommodation and travel insurance sales) increased from EUR12.8 million to EUR16.7 million, or 30.2%. Revenues from in-flight sales increased 27.1%, from EUR14.2 million in fiscal year 2001 to EUR18.0 million in fiscal year 2002, as the average passenger spend per flight increased from EUR3.60 to EUR3.63. Charter revenues increased from EUR13.9 million to EUR14.6 million, or 5.3%. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, increased by more than four times, from EUR1.0 million in fiscal year 2001 to EUR4.8 million in fiscal year 2002.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses decreased from 76.6% in the fiscal year ended March 31, 2001 to 73.9% in the fiscal year ended March 31, 2002. In absolute terms, total operating expenses increased 23.5%, from EUR373.4 million in the fiscal year ended March 31, 2001 to EUR461.1 million in the fiscal year ended March 31, 2002, principally as a result of the increase in scheduled passenger volume and the 24.0% increase in number of sectors flown, which were reflected in increases in fuel expenses, route and airport and handling charges and staff and maintenance costs in absolute terms. Nonetheless, total operating expenses per ASM declined by 9.9%, reflecting declines on a per ASM basis in all components other than fuel costs.

     The following table sets forth the amounts in euro cents and percentage changes of Ryanair's operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2001 and March 31, 2002 under Irish GAAP:



                                                                    Fiscal Year      Fiscal Year
                                                                      Ended            Ended
                                                                   March 31, 2002  March 31, 2001      % Change

Staff Costs......................................................     1.29               1.38              -6.7%
Depreciation and Amortization....................................     0.97               1.33             -27.2%
Fuel and Oil.....................................................     1.71               1.43              19.5%
Maintenance, Materials and Repairs...............................     0.43               0.45              -4.4%
Marketing and Distribution.......................................     0.20               0.48             -58.1%
Aircraft Rentals.................................................     0.07               0.16             -59.7%
Route Charges....................................................     0.77               0.80              -4.5%
Airport and Handling Charges.....................................     1.40               1.49              -6.5%
Other Operating Expenses.........................................     0.74               0.87             -13.8%
Total Operating Expenses(a)......................................     7.58               8.39              -9.9%




*    For the purposes of calculating  Operating Expenses per Available Seat Mile
     (ASM), operating expenses include the costs of the Company's charter operations.

** These data are calculated by dividing the relevant expense amount (as shown in the Consolidated Financial Statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

(a) Total Operating Expenses per ASM does not equal the Cost per ASM (CASM) reported in the table of "Selected Operating and Other Data" in Item 3, as the latter figure excludes Non-Charter Ancillary Costs, which were 0.54 euro cents and 0.50 euro cents per ASM in the fiscal years ended March 31, 2001 and 2002, respectively.

     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 6.7% on a per ASM basis, while in absolute terms, these costs increased 27.8%, from EUR61.2 million in the fiscal year ended March 31, 2001 to EUR78.2 million in the fiscal year ended March 31, 2002, due to an increase in the number of pilots employed, increased productivity payments to staff reflecting the growth of the airline and the impact of increases in basic pay granted to certain employees.

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 27.2%, while in absolute terms these costs decreased slightly from EUR59.2 million in the fiscal year ended March 31, 2001 to EUR59.0 million in the fiscal year ended March 31, 2002.

     Fuel and Oil. Ryanair's fuel and oil costs per ASM increased 19.5%, although in absolute terms these costs increased 63.7%, from EUR63.5 million in the fiscal year ended March 31, 2001 to EUR103.9 million in the fiscal year ended March 31, 2002. The increase was principally due to the 24.0% increase in sectors flown (resulting from the expansion of Ryanair's fleet), an increase in average sector length reflecting the addition of 22 new routes and an increase of approximately 34.3% in fuel prices (in euro terms) during this period. Fuel and oil costs include both the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) increased from EUR0.75 per U.S. gallon in the fiscal year ended March 31, 2001 to EUR1.007 per U.S. gallon in the fiscal year ended March 31, 2002.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 4.4% on a per ASM basis, while in absolute terms these expenses increased 30.9%, from EUR20.1 million in the fiscal year ended March 31, 2001 to EUR26.4 million in the fiscal year ended March 31, 2002. The increase was largely due to the increase in sectors flown (resulting from the expansion of Ryanair's fleet), the increase in sector length and increased line maintenance costs associated with the expansion of Ryanair's line maintenance operation at the London (Stansted) base.

    Marketing and Distribution Costs. Ryanair's marketing and distribution costs per ASM decreased 58.1%, while in absolute terms these costs decreased 43.0%, from EUR21.5 million in the fiscal year ended March 31, 2001 to EUR12.4 million in the fiscal year ended March 31, 2002. The declines were primarily the result of the increase in the level of reservations made directly through Ryanair.com and elimination of commissions due to the cessation of travel agent bookings. The effect of these factors was partially offset by increased marketing and advertising expenses arising from the launch of 22 new routes and the launch of two new bases at Brussels (Charleroi) and Frankfurt (Hahn).

     Aircraft Rentals. Ryanair's aircraft rental expenses decreased 59.7% on a per ASM basis, while in absolute terms these expenses decreased by 44.8% from EUR7.3 million in the fiscal year ended March 31, 2001 to EUR4.0 million in the fiscal year ended March 31, 2002. The declines reflected Ryanair's decreased need for rental aircraft following the delivery of new aircraft during the period.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM decreased 4.5% in the fiscal year ended March 31, 2002, while airport and handling charges per ASM decreased 6.5%. In absolute terms, route charges increased 30.8%, from EUR35.7 million in the fiscal year ended March 31, 2001 to EUR46.7 million in the fiscal year ended March 31, 2002, primarily as a result of the 24.0% increase in sectors flown and the increase in average sector length, as well as an increase in basic unit charges in some countries, principally the U.K. In absolute terms, airport and handling charges increased 28.1%, from EUR66.3 million in the fiscal year ended March 31, 2001 to EUR84.9 million in the fiscal year ended March 31, 2002, reflecting the growth in passenger volume and increased costs on certain existing routes, the effects of which were offset in part by lower average costs on new routes to continental Europe and at Ryanair's new bases.

     Other Ancillary and Operating Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 13.8% on a per ASM basis in the fiscal year ended March 31, 2002, although in absolute terms these costs increased by 18.1%, from EUR38.6 million in the fiscal year ended March 31, 2001 to EUR45.6 million in the fiscal year ended March 31, 2002. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect costs.

     Operating Profit. As a result of the factors described above, Ryanair's operating profit as a percentage of total revenues increased from 23.4% in the fiscal year ended March 31, 2001 to 26.1% in the fiscal year ended March 31, 2002. In absolute terms, operating profit increased 42.9%, from EUR114.0 million in the fiscal year ended March 31, 2001 to EUR162.9 million in the fiscal year ended March 31, 2002.

     Interest Receivable and Similar Income. Ryanair's interest receivable and similar income increased 40.1%, from EUR19.7 million in the fiscal year ended March 31, 2001 to EUR27.5 million in the fiscal year ended March 31, 2002, primarily reflecting higher average cash balances on hand due to the increase in Ryanair's profitability and the receipt of net proceeds of EUR181.2 million from the issuance and sale of 30 million new Ordinary Shares in the Regulation S Offering conducted outside the United States in February 2002.

     Interest Payable and Similar Charges. Ryanair's interest payable and similar charges increased significantly, from EUR12.0 million in the fiscal year ended March 31, 2001 to EUR19.6 million in the fiscal year ended March 31, 2002, reflecting the increase in debt related to the acquisition of five new 737-800 aircraft. These costs are expected to continue to increase as Ryanair expands its fleet.

     Other Income. Ryanair's other income decreased slightly from EUR1.7 million in the fiscal year ended March 31, 2001 to EUR1.5 million in the fiscal year ended March 31, 2002, primarily reflecting lower foreign exchange gains due to less favorable movements in the euro dollar exchange rate.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2002 was 13%, compared to 15% in the fiscal year ended March 31, 2001. The decline in the effective tax rate reflects a reduction in the statutory rate of Irish corporation tax, the positive impact of Ryanair.com (which benefits from a reduced income tax rate) and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from certain qualifying activities at Ryanair.com are currently levied at an effective 10% rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. Ryanair recorded an income tax provision of EUR22.0 million for the fiscal year ended March 31, 2002, and an income tax provision of EUR18.9 million for the fiscal year ended March 31, 2001.

                          QUARTERLY FLUCTUATIONS

     The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Historically, Ryanair has experienced its lowest load factors and yields for the year in January and February. As a result, the Company's operating revenues and profit before taxation have generally been significantly lower in the last quarter of a fiscal year ended March 31 than in the other quarters thereof.

                         U.S. GAAP RECONCILIATION

     The Company's consolidated net income determined in accordance with U.S. GAAP would have been EUR241.8 million, EUR155.5 million and EUR112.4 million, for the fiscal years ended March 31, 2003, 2002 and 2001, respectively, as compared with net income of EUR239.4 million, EUR150.4 million and EUR104.5 million, respectively, for the same periods, as determined under Irish GAAP.

     The Company's total assets determined in accordance with U.S. GAAP would have been EUR2,479.9 million, EUR1,896.7 million and EUR1,279.1 million at March 31, 2003, 2002 and 2001, respectively, as compared with EUR2,466.7 million, EUR1,889.6 million and EUR1,277.3 million, respectively, under Irish GAAP. Shareholders' equity determined in accordance with U.S. GAAP would have been EUR1,177.2 million, EUR1,019.6 million and EUR674.4 million at March 31, 2003, 2002 and 2001, respectively, as compared with EUR1,241.7 million, EUR1,002.3 million and EUR669.9 million, respectively, under Irish GAAP. The main differences affecting the determination of shareholders' equity at March 31, 2003 include the different treatment of derivative financial instruments, pension costs, capitalized interest on aircraft acquisitions and employment grants received from Forbairt under U.S. GAAP. For a discussion of the principal differences between Irish GAAP and U.S. GAAP as they relate to the Group's consolidated net income and shareholders' equity, see Note 30 to the Consolidated Financial Statements included in Item 18.

                   RECENTLY ISSUED ACCOUNTING STANDARDS

Irish GAAP

     Ryanair has adopted the  transitional  provisions  of  Financial  Reporting
Standard 17 "Retirement Benefits," and the full provisions of Financial Reporting Standards 18 and 19, "Accounting Policies" and "Deferred Tax," respectively, in preparing the Consolidated Financial Statements for the fiscal year ended March 31, 2003 included in Item 18. The adoption of these financial reporting standards did not have any impact on Ryanair's results of operations for the period.

U.S. GAAP

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which revises the accounting for purchased goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortized, but are instead tested for impairment at least annually. Intangible assets with indefinite lives are tested for impairment by comparing the fair value of the intangible asset with its carrying value. Any excess of carrying value over fair value is recognized as an impairment loss. SFAS No. 142 requires a two-step impairment test for goodwill. The first step is to identify reporting units within the business and compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value, then the second step is required to be completed, which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. A company applying SFAS No. 142 is required to complete a "transitional" impairment test for goodwill as of the beginning of the fiscal year in which the statement is adopted. The adoption of this standard did not have a material impact on Ryanair's financial statements.



     SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption encouraged. The adoption of this standard did not have a material impact on Ryanair's financial statements.

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Under SFAS No. 144, long lived assets to be held and used should be reviewed for impairment using a two-step approach. The first step is to assess whether the carrying amount of a long-lived asset is recoverable from its undiscounted cash flows. If the undiscounted cash flows of the long- lived asset are less than its carrying value, then the second step is required. The second step requires the recognition of an impairment loss, measured as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of by sale, the statement requires that the long-lived asset be classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. The adoption of this standard did not have a material impact on Ryanair's financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The adoption of this standard did not have a material impact on Ryanair's financial statements.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for the Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material impact on Ryanair's financial statements.

     In November 2002, the FASB issued FIN 45. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The adoption of this standard has not had a material impact on the financial statements of the Company.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Ryanair has adopted the disclosure requirements of SFAS No. 148 during the 2003 fiscal year. Ryanair has opted to continue to account for stock options in accordance with APB 25 as permitted by this standard.

     In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements". FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities - "VIEs") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies to the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. Ryanair does not expect that the adoption of this standard will have a material impact on its financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public utilities. Ryanair does not expect the adoption of SFAS No. 150 to have a material impact on its financial statements.

                   LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources under Irish GAAP at March 31, 2001, 2002 and 2003 of EUR626.7 million, EUR899.3 million and EUR1,060.2 million, respectively, with the increase at March 31, 2003 primarily reflecting the growth in profits, offset in part by cash used to fund the purchase of tangible assets. During the year, the Company funded its EUR469.9 million in purchases of tangible assets with cash generated from operations and EUR331.5 million in loans. Cash and liquid resources under Irish GAAP of EUR1,060.2 million at March 31, 2003 included EUR120.9 million held on deposit as collateral for certain derivative financial instruments entered into by the Company. This balance was nil in fiscal years 2002 and 2001.

     The Company's net cash inflow from operating activities in fiscal year 2001, fiscal year 2002 and fiscal year 2003 totaled EUR229.8 million, EUR309.1 million and EUR351.0 million, respectively. During the last three fiscal years, Ryanair's primary cash requirements have been for operating expenses, additional aircraft, advance payments in respect of the new fleet of Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax. Equity offerings and cash generated from operations have been the principal sources for these cash requirements, supplemented primarily by aircraft related bank loans.

     The Company's net cash inflow from returns on investments and servicing of finance in fiscal year 2001, fiscal year 2002 and fiscal year 2003 totaled EUR5.6 million, EUR10.4 million and EUR0.6 million, respectively, primarily reflecting interest earned by the Company on its cash balances, as offset in part by interest payments on long-term aircraft purchase loans. Interest income increased from EUR27.4 million in fiscal year 2002 to EUR31.4 million (in line with the increase in cash and liquid resources during the year) in fiscal year 2003. However, the impact of this increase was more than offset by an increase in interest payable from EUR19.3 million in fiscal year 2002 to EUR30.9 million in fiscal year 2003 as a result of the Company having raised additional bank loans to fund the purchase of 13 new Boeing 737-800 aircraft during the year.

     The Company's net cash inflow from financing and management of liquid resources in fiscal year 2001, fiscal year 2002 and fiscal year 2003 totaled EUR174.2 million, EUR78.5 million and EUR120.4 million, respectively, principally reflecting the increase in long-term aircraft-related debt and the issuance of new Ordinary Shares in the Regulation S Offerings in 2001 and 2002.

     Under U.S. GAAP, the Company's cash and cash equivalents at March 31, 2001, 2002, and 2003 were EUR389.1 million, EUR482.5 million and EUR537.5 million, respectively. Under U.S. GAAP, the cash inflows from operating activities in fiscal years 2001, 2002, and 2003 were EUR221.6 million, EUR314.4 million and EUR348.2 million, respectively; reflecting the strong growth in the Company's profitability during the period. The cash outflows from investing activities in fiscal years 2001, 2002 and 2003 were EUR360.1 million, EUR551.1 million and EUR454.9 million respectively; which is predominantly made up of payments for aircraft deliveries and advance payments on future deliveries. The cash inflows from financing activities were EUR406.1 million, EUR330.2 million and EUR282.6 million, respectively. See Note 30 to the Consolidated Financial Statements included in Item 18.

     In each of fiscal year 2001 and fiscal year 2002, the Company made a Regulation S Share offering, which contributed EUR123.0 million and EUR181.2 million, respectively, to cash flow in those years. The majority of other inflows from financing activities during the period arose from the drawdown of debt.

     Capital Resources. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition related working capital requirements. A significant portion of the Company's capital expenditures (consisting of purchases of new Boeing 737-800 aircraft and related equipment) have been funded through drawdowns under borrowing facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States ("ExIm"), as described in more detail below. Ryanair's long-term debt (including current maturities) totaled EUR402.8 million at March 31, 2001, EUR550.5 million at March 31, 2002 and EUR837.2 million at March 31, 2003, with the increase being primarily attributable to the financing of new aircraft. The ExIm guarantees are secured with a first fixed mortgage on the delivered aircraft, and the terms of each of the facilities are substantially similar, with borrowings maturing twelve years from the date they are drawn down. At March 31, 2003, Ryanair had taken delivery of 33 Boeing 737-800 aircraft, the purchase of which was funded in part by ExIm-guaranteed financing, and the Company took delivery of an additional eight such aircraft (bringing the total to 41) during the period between March 31 and September 30, 2003.

     The following table summarizes the maturity profile of Ryanair's long-term debt (including current maturities) as of March 31, 2003; additional details about both the ExIm guaranteed debt and the simulator debt are presented under "Capital Expenditures" below. For more information on the maturity profile of debt and currency structure of the Company's borrowings, see Notes 9 and 13 through 16 to the Consolidated Financial Statements included in Item 18.



                                               Total Long-Term        ExIm Guaranteed Debt           Simulator
                                                     Debt                                              Debt
                                                                      (EUR in thousands)

Repayments fall due as follows:
Within one year                                     63,291                    62,292                     999
Between one and two years                           66,480                    65,481                     999
Between two and five years                         220,869                   217,872                   2,997
After five years                                   486,585                   482,588                   3,997
Total long-term debt                               837,225                   828,233                   8,992

Weighted average interest rate                                                 5.28%                   5.81%



     Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2004.

     Capital Expenditures. The Company's net cash outflows for capital expenditures in fiscal year 2001, fiscal year 2002 and fiscal year 2003 were EUR356.2 million, EUR372.0 million and EUR469.8 million, respectively. Ryanair has funded its acquisition of aircraft and related equipment primarily through borrowings under the ExIm guaranteed bank facilities described herein, net proceeds from equity offerings aggregating EUR304.2 million in the period from fiscal year 2001 through fiscal year 2003 and funds generated from operations.

     The following table summarizes the delivery schedule for each of the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under the 1998 Boeing contract, the 2002 Boeing contract and the 2003 supplemental agreement. These 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details as to the number of firm commitment and option aircraft covered by each of the agreements and the current status of the existing options, as well as the "Basic Price" (or gross price) for each of these aircraft, including certain equipment purchased and fitted by Boeing on the Company's behalf. The Basic Price is subject to increase to take into account an "Escalation Factor" reflecting the changes in the U.S. Employment Cost and Producer Price Indices and subject to decrease to take account of certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments, other than advance payments, in respect of the purchase of the aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as providing other goods and services to the Company on concessionary terms.


                                  Aircraft Delivery Schedule

                              1998        1998         2002
Deliveries and               Boeing      Boeing       Boeing       2002 Boeing                     Total
Scheduled Deliveries        Contract    Contract     Contract       Contract         2003         No. of
in the Fiscal Year           Firm        Option        Firm          Option      Supplemental    737-800
ending March 31,            Orders      Aircraft      Orders        Aircraft      Agreement     Aircraft

1999                          1             -             -             -              -             1
2000                          4             -             -             -              -             4
2001                          10            -             -             -              -            10
2002                          5             -             -             -              -             5
2003                          5             3             2             3              -            13
Total as of
   March 31, 2003             25            3             2             3              -            33

2004                          -             -             18            -              -            18
2005                          -             -             13            -              14           27
2006                          -             -             19            -              8            27
2007                          -             -             19            -              -            19
2008                          -             -             19            -              -            19
2009                          -             -             10            -              -            10
Expected Total as of
March 31, 2009                25            3            100            3              22           153

Options Granted               -             20            -             50             96           166
Options Exercised             -            (3)            -            (21)            -           (24)
Options Cancelled             -           (17)            -             -              -           (17)

Total as of March             -             -             -             29             96           125
31, 2003

Basic Price per
aircraft (unadjusted      US$46.632m    US$46.632m    US$51.851m    US$51.851m     US$51.855m
for escalation factor
or concessions)


     Management believes that the purchase of the additional Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next six years and that the significant size of the orders has allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries and a standard configuration for all of the aircraft. The purchase is also expected to allow Ryanair to phase out its remaining 16 Boeing 737-200s, which are an average 22 years old, over a two-year period ending in December 2005. Ryanair's fleet is thus expected to consist entirely of Boeing 737-800 "next generation" aircraft by December 2005, except for the six Boeing 737-300s on lease from ILFC which the Company expects to return to ILFC by October 2007. The short-term leases of four Boeing 737-800's and one 737-200 will cease by the end of March 2004.

     As can be seen from the table above, delivery of the 125 Boeing 737-800s already ordered under the 2002 Boeing contract and the 2003 supplemental agreement will enable the Company to increase the size of its summer schedule fleet by between 10 and 27 additional aircraft each fiscal year during the period from 2004 to 2009, significantly increasing the size of the fleet, which is expected to total 153 at the end of that period. If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the 125 option aircraft to cater to this demand.



     The Company's purchase of all of the 41 Boeing 737-800 aircraft delivered to date has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. At March 31, 2003, ABN AMRO Bank N.V. ("ABN") and The Royal Bank of Scotland ("RBS") had provided financing under these ExIm-guaranteed loan facilities for 28 and five aircraft, respectively. RBS provided financing under such a facility for an additional three aircraft delivered in April 2003 and BNP Paribas ("BNP") provided financing under such a facility for an additional five aircraft delivered in September 2003. Each of these facilities takes essentially the same form and is based on the documentation initially developed for the ABN facility, which follows standard market forms for this type of financing. On the basis of an ExIm guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such a guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of twelve years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm. The initial loans under the ABN facility are denominated in dollars and bear interest at a floating rate linked to U.S. dollar LIBOR, while subsequent loans under that facility, as well as all of those under the RBS and BNP facilities, are denominated in euro and bear interest at floating rates linked to EURIBOR.

     Through the use of cross currency swaps, Ryanair has effectively converted its dollar-denominated debt under the ABN facility into an approximately equivalent amount (at current exchange rates) of euro-denominated debt. Through the use of interest rate swaps, Ryanair has effectively converted almost all of its floating rate debt under each of the facilities into fixed rate debt. Loans for approximately 4% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by a similar amount of cash on deposit at floating rates. The net result is that Ryanair has effectively drawn down fixed rate euro-denominated debt with a maturity of twelve years in respect of more than 96% of its financing for the 41 Boeing 737-800 aircraft delivered to date. The table below illustrates the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2003 (prior to the drawdowns for the last three aircraft financed under the RBS facility and all five aircraft funded under the BNP facility). See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Exposure and Hedging" for additional details on the Company's hedging transactions.


                                          Effective Borrowing Profile of Aircraft-Related Debt

                                                                                          Effective Borrowing
                      Borrowing Profile       Cross Currency                                    Profile
                        Before Swaps              Swaps          Interest Rate Swaps          After Swaps

                       US$          EUR     US$         EUR          EUR      EUR       Effective    Cumulative
                    Fixed Rate  Floating   Fixed      Fixed      Notional   Notional     Net EUR        Average
                      Loans       Rate     Rate       Rate       Floating     Fixed        Fixed         Fixed
At March 31,                      Loans    Deposits   Loans        Rate        Rate        Rate     Interest Rate
2003                                                             Deposits      Loans       Loans
                     US$'000      EUR'000   US$'000   EUR'000      EUR'000    EUR'000    EUR'000           %


Aircraft             544,261      246,786  (544,261)  581,477     (246,786)   246,786    828,263          5.28%
Facilities


     Ryanair's ability to obtain additional loans pursuant to each of the facilities in order to finance a portion of the purchase price of 737-800 aircraft to be delivered in the future is subject to the issuance of further commitments by the banks and satisfaction of various conditions contained in the documentation for the facilities. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and ExIm, and that Ryanair does not suffer a material adverse change in its conditions or prospects (financial or otherwise).

     ExIm's policy on facilities of this type is to issue a binding final commitment only six months prior to delivery of each aircraft being financed. ExIm has already issued final binding commitments and related guarantees with respect to the 41 737-800 aircraft delivered between 1999 and September 2003. ExIm's final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the ExIm guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interest in the aircraft (and related assets) in favor of ExIm and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to ExIm. Ryanair expects that any future commitments or guarantees issued by ExIm will contain similar conditions.

     The terms of the facilities and the ExIm guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and uncancelled portion of the guarantee commencing 60 days from date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to ExIm (based on the amount of the guarantee).
Ryanair's payment of the 3% exposure fee to ExIm of the amount of the loan provided is eligible for financing under the facilities. All such fees are capitalized and amortized over the life of the aircraft. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.



     As part of its ExIm guarantee-based financing of the Boeing 737-800's, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title of each of the 41 aircraft delivered to date rests with a number of United States special purpose vehicles (the "SPV's") in which Ryanair has no equity or other interest. The SPV's are the borrower of record under the loans made or to be made under the facilities, with all of its obligations under the loans being guaranteed by Ryanair Holdings plc. The shares of the SPV's (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of ExIm and the lenders. Ryanair Limited operates each of the aircraft pursuant to a finance lease it has entered into with the SPV's, the terms of which mirror those of the relevant loan under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under both Irish GAAP and U.S. GAAP. Ryanair does not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair's consolidated financial statements.

     At this time, Ryanair does not have firm commitments in place from any of the banks to provide additional financing under their respective facilities with respect to future aircraft deliveries. Ryanair currently expects to finance the remaining 112 737-800 aircraft it is obligated to purchase under the 2002 Boeing contract and the 2003 supplemental agreement and any option aircraft it acquires under those agreements through the use of similar financing arrangements based on an ExIm guarantee, bank debt provided by commercial banks, operating and finance leases via sale and leaseback transactions, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. At March 31, 2003, the Company had received a preliminary commitment from ExIm in relation to the first 33 aircraft which were to be delivered over the period from December 2002 to March 2005. The terms of this preliminary commitment are the same as those outlined above in relation to the guarantees already issued. Thirteen of these preliminary commitments have already been converted into final commitments by ExIm for deliveries during the period from April 2003 to September 2003 and were used to support the financing of those deliveries under the RBS and BNP facilities. ExIm's preliminary commitment with respect to the remaining 20 aircraft can be used in support of financing of future deliveries. Additionally, Ryanair has received sale and operating leaseback proposals for a further ten of the aircraft.



     It is expected that any such ExIm guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

     In connection with its expected financing of additional 737-800 aircraft to be delivered under the 2002 Boeing Contract and the 2003 supplemental agreement after March 31, 2003, Ryanair has entered into a series of forward-starting 12-year interest rate swaps. These swaps have the effect of capping the effective interest rate in euro terms on an estimated total of EUR875 million in borrowings commencing between April 2003 and March 2005 and terminating between April 2015 and December 2017 (with the starting dates corresponding to the scheduled delivery dates for the aircraft) at interest rates from 5.63% to 5.75%. See Note 14 to the Consolidated Financial Statements included in Item 18 and "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk Exposure and Hedging." The effectiveness of these hedges will be compromised to the extent that Company is unable to obtain financing for its aircraft acquisition program.

     In 2000, Ryanair purchased a Boeing 737-800 flight simulator from CAE Electronics Limited of Quebec, Canada ("CAE"). The simulator is being used for pilot training purposes. The gross purchase price of the simulator and the necessary software was approximately US$10 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. The Company financed this expenditure with a 10-year euro-denominated loan provided by the Export Development Corporation of Canada for up to 85% of the net purchase price, with the remainder provided by cash flows from operations.

     In 2002, Ryanair entered into a contract to purchase two additional 737-800 flight simulators from CAE. The first of these simulators is scheduled for delivery in the fourth quarter of 2003 and the second simulator is expected to be delivered in 2005. The CAE contract also provides Ryanair with an option to purchase another such simulator for delivery in 2007. The gross price of each simulator is approximately US$10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. The Company anticipates financing these simulators through a combination of bank debt provided by commercial banks and cash flow from its operations.

     Contractual Obligations. The following table sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms which will require significant cash outlays in the future, as of March 31, 2003. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. The amounts listed under "Purchase Obligations" in the table are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the "Base
Price" for each aircraft pursuant to the relevant contract, with the dollar-denominated Base Price being converted into euro at an exchange rate of US$1.1472 = EUR1.00. The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair's actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under "Purchase Obligations" in the table.


                             Obligations due by Period

Contractual                              Less than
Obligations              Total             1 year            1-2 years            2-5 years        After 5 years
                                                        (EUR in thousands)

Long term Debt         837,225               63,291           66,480              220,869              486,585
Purchase             5,423,822              813,562        1,220,391            2,937,890              451,979
Obligations
Operating               48,267               20,462            9,563               18,242                    -
Leases
Engine                   7,602                4,377            3,225                    -                    -
Maintenance

Total                6,316,916              901,692        1,299,659            3,177,001              938,564
Contractual
Obligations





     The Company also acquired operating leases representing total obligations of EUR48.3 million, assuming the exercise of an early termination option, as part of the acquisition of Buzz in April 2003, following the end of fiscal year 2003.

                               TREND INFORMATION

     For information on Ryanair's results of operations in the quarter ended June 30, 2003, see "-Recent Operating Results" above. For information on the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information-Risk Factors" and "-Business Overview," "-Results of Operations" and "-Liquidity and Capital Resources" above.

                                 INFLATION

     Inflation has not had a significant effect on the Company's results of operations and financial condition during the three years ended March 31, 2003.


Item 6.  Directors, Senior Management and Employees

     Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Board of Directors and all executive officers of Ryanair Holdings being executive officers of Ryanair.

                                  DIRECTORS

      The following table sets forth certain information concerning the Directors of Ryanair Holdings during fiscal year 2003:



 Name                                                   Age                    Position

 David Bonderman (a)..............................       60      Chairman of the Board and Director
 Raymond MacSharry(b)(c)..........................       64      Director
 Michael O'Leary(a)(d)............................       42      Director and Chief Executive
 James R. Osborne(b)(c)(a)........................       54      Director
 Declan F. Ryan(a)(e).............................       39      Director
 T. Anthony Ryan..................................       67      Director
 Richard P. Schifter(f)...........................       49      Director
 Michael Horgan(h)................................       67      Director
 Kyran McLaughlin(b)(c)...........................       59      Director
 Paolo Pietrogrande...............................       46      Director
 Emmanuel Faber (g)...............................       39      Director
 Klaus Kirchberger (g)............................       45      Director

(a)      Member of the Executive Committee.
(b)      Member of the Remuneration Committee.
(c)      Member of the Audit Committee.
(d) Mr. O'Leary is also the chief executive officer of Ryanair Holdings and Ryanair Limited. None of the other Directors are executive officers of Ryanair Holdings or Ryanair Limited.
(e)      Resigned from the Board of Directors on June 24, 2003.
(f) Did not stand for re-election at the shareholders' annual general meeting on September 24, 2003.
(g) Emmanuel Faber and Klaus Kirchberger were appointed to the Board of Directors on September 25, 2002; and were approved by the Company's shareholders at the annual general meeting held on September 24, 2003.
(h)      Member of the Air Safety Committee.


     David Bonderman has served as a Director of Ryanair Holdings and Ryanair Limited since August 23, 1996 and as Chairman of the Board of Ryanair Holdings and Ryanair Limited since December 1996. Mr. Bonderman is a director and officer of 1996 Air G.P., Inc., the general partner Irish Air GenPar, and founder and Principal of Texas Pacific Group ("TPG"), which organized Irish Air, L.P. and Irish Air GenPar, L.P. Prior to forming TPG, Mr. Bonderman was Chief Operating Officer and Chief Investment Officer of Keystone Inc., the personal investment vehicle of Texas-based investor Robert M. Bass. Prior to joining Keystone Inc. in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, D.C. Mr. Bonderman serves on the Board of Directors of ProQuest Company, formerly Bell & Howell, Inc., Continental Airlines, Inc. (where he formerly served as Chairman), Co-Star Group, Inc., Denbury Resources, Inc.,
Ducati Motor Holdings S.p.A., J. Crew Group, Inc., Korea First Bank, Magellan Health Services, Inc., ON Semiconductor Corporation, Oxford Health Plans, Inc., Paradyne Networks, Inc. and Washington Mutual, Inc. Mr. Bonderman also serves in general partner advisory board roles for Air Partners III, LLC, Aqua International, Newbridge Asia Partners, Newbridge Latin America and TPG Ventures, all of which are affiliated with Texas Pacific Group.

     Raymond MacSharry has served as a Director of Ryanair Holdings since August 22, 1996, and as a Director of Ryanair Limited since February 11, 1993. From 1993 to 1995, Mr. MacSharry served as Chairman of the Board of Ryanair Limited. From 1993 to 1996 and from April 1997 to March 2000, Mr. MacSharry served as a consultant to Ryanair. From 1989 to 1993, Mr. MacSharry served as the European Commissioner for Agriculture. Prior to his service on the European Commission, Mr. MacSharry served in the Irish Parliament for over 20 years and was the Minister for Finance of Ireland in 1982 and from 1987 to 1988. Mr. MacSharry currently serves as a member of the Court of the Bank of Ireland, and as the non-executive chairman of London City Airport.

     Michael O'Leary has served as a Director of Ryanair Holdings since July 2, 1996 and as a Director of Ryanair Limited since November 25, 1988. Mr. O'Leary was the Deputy Chief Executive of Ryanair Limited from 1991 to May 1993 and Chief Operating Officer from June 1993 to December 1993, and Chief Executive from January 1, 1994. Mr. O'Leary was appointed the Chief Executive of Ryanair Holdings on April 21, 1997.

     James R. Osborne has served as a Director of Ryanair Holdings since August 22, 1996, as a Director of Ryanair Limited since April 12, 1995. Mr. Osborne was the managing partner of the law firm of A & L Goodbody Solicitors, Irish counsel to the Company, from May 1982 to April 30, 1994 and served as a consultant to the firm from May 1, 1994 to March 2000. Mr. Osborne also serves on the Board of Directors of a number of Irish private companies.

     Declan F. Ryan has served as a Director of Ryanair Holdings since August 22, 1996 and as a Director of Ryanair Limited since January 29, 1985. Mr. Ryan held a number of executive positions at Ryanair beginning in 1986 and from April 1993 to March 1996 had executive responsibility for aircraft procurement and finance. Mr. Ryan no longer holds an executive position at Ryanair and currently operates a private investment company, Irelandia Investments Limited. Mr. Ryan is the son of T.A. Ryan and the brother of Cathal Ryan (a former Director). Mr. Ryan resigned as a Director of Ryanair Holdings as of June 24, 2003.

     T. Anthony Ryan has served as a Director of Ryanair Holdings since July 2, 1996 and as a Director of Ryanair Limited since April 12, 1995. Dr. Ryan served as Chairman of the Board of Ryanair Holdings from August 23, 1996 until December 1996 and as Chairman of the Board of Ryanair Limited from January 1996 until December 1996. Dr. Ryan was one of the founders in 1975 of GPA Group plc ("GPA"), an operating lessor of commercial aircraft, and served as Chairman of GPA from 1985 to 1993. Following a restructuring of GPA involving General Electric Capital Corporation ("GECC") in 1993, Dr. Ryan served as Executive Chairman of, and subsequently as a consultant to, GE Capital Aviation Services, Limited, a company established by GECC to manage the aircraft assets of GPA, from 1993 to 1996.

     Richard P. Schifter has served as a Director of Ryanair Holdings and Ryanair Limited since August 23, 1996. Mr. Schifter is a director of Holdings Corp. and a principal of Texas Pacific Group. Mr. Schifter did not stand for re-election as a Director at the annual general meeting held on September 24, 2003.

     Michael Horgan has served as a director of Ryanair Holdings since January 12, 2001. A former Chief Pilot of Aer Lingus, he is consultant to a number of international airlines, civil aviation authorities and the European Commission. Mr. Horgan chairs the Air Safety Committee of the Board.

     Kyran McLaughlin has served as a director of Ryanair Holdings since January 12, 2001. Mr. McLaughlin is Head of Equities at Davy Stockbrokers. Mr. McLaughlin advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin is also a director of Elan Corporation plc and he serves as a director of a number of Irish private companies.

     Paolo Pietrogrande has served as a director of Ryanair Holdings since January 12, 2001. Mr. Pietrogrande is a former Chief Executive Officer of Enel GreenPower S.p.A. (a subsidiary of Enel S.p.A). He is also a member of the Board of Directors of Ducati Motor Holding S.p.A.

     Emmanuel Faber has served as a director of Ryanair Holdings since September 25, 2002,and currently serves as Chief Financial Officer and Executive Vice President of Groupe Danone and was elected a director of the board of Groupe Danone in 2002. Mr. Faber is also a director of Legris Industries. Prior to his current appointment, he was head of the Mergers and Acquisitions and the Corporate Strategy department of Groupe Danone. Between 1993 and 1997, he served as a director and Chief Financial Officer of Legris Industries, a French public company specializing in mechanical engineering. From 1989 to 1993, Mr. Faber held a number of senior positions in the Corporate Finance department of Barings Bank.

     Klaus Kirchberger has served as director of Ryanair Holdings since September 25, 2002. He has been Chief Executive Officer of Thurn und Taxis Group, the asset management holding of Thurn und Taxis family in Regensburg, since August 2002, and a director of that company since 1997. Prior to serving as CEO, Mr. Kirchberger was the Head of the Controlling and Tax department of Thurn und Taxis. Between 1990 and 1994, he was a Senior Manager at Pricewaterhouse Coopers in Munich. He also held senior management positions at IKB Industriebank AG, Munich and is a qualified German lawyer and auditor. Mr. Kirchberger is also a non-executive director of DIBAG AG, Monachia AG, Emprise Management Consulting AG and TTL Information Technology AG, all of which are German listed companies.

The Board of Directors has established a number of committees, including the following:

     Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances where action by the Board of Directors is required and it is impracticable to convene a meeting of the full Board of Directors. Messrs. O'Leary, Bonderman and Osborne are the members of the Executive Committee.

     Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996 to have authority to determine the remuneration of senior executives of Ryanair Holdings and to administer the Ryanair Holdings Stock Option Plan. Messrs. MacSharry, McLaughlin and Osborne are the members of the Remuneration Committee.

     Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of the audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company's internal accounting controls. Messrs. Osborne, McLaughlin and MacSharry are the members of the Audit Committee.

     Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations to the full Board of Directors concerning the selection of individuals to serve as executive and non-executive Directors and to make proposals to the Board of Directors. Messrs. Osborne and McLaughlin are the members of the Nomination Committee.

     Air Safety Committee. The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The
Air Safety  Committee  is  comprised  of the  following  executive  officers  of
Ryanair: Messrs. Conway, Hickey, O'Leary and O'Brien, and director Michael Horgan (chairperson).

Action and Powers of Board of Directors

     The Board of Directors is empowered by the Articles of Association of Ryanair Holdings to carry on the business of Ryanair Holdings, subject to the Articles of Association, provisions of general law and the right of stockholders to give directions to the Directors by way of ordinary resolution. Every
Director of Ryanair Holdings who is present at a meeting of the Board of Directors shall have one vote. In the case of a tie on a vote, the Chairman of the Board of Directors shall not have a second or tie-breaking vote. A Director may designate an alternate to attend any Board of Directors meeting, and such alternate shall have all the rights of a Director at such meeting.

     The quorum for a meeting of the Board of Directors, unless another number is fixed by the Directors, consists of three Directors. A majority of the Directors present must be EU nationals. The Articles of Association of Ryanair Holdings require the vote of a majority of the Directors (or alternates) present at a duly convened meeting for the approval of all actions by the Board of Directors.

Composition and Term of Office

     The Articles of Association provide that the Board of Directors shall consist of no less than three Directors and no more than 15 Directors, unless otherwise determined by the stockholders.

     Directors are elected (or have their appointment by the Directors confirmed) at Annual General Meetings of stockholders. Save in certain circumstances, at every Annual General Meeting one-third (rounded down to the next whole number if it is a fractional number) of the Directors (being the Directors who have been longest in office) will retire by rotation and be eligible for re-election.

There is no maximum age for a Director and no Director is required to own any shares of Ryanair Holdings.

     Ryanair's Articles of Association require that all of the Directors retire and offer themselves for re-election within a three-year period. Accordingly Richard P. Schifter, Michael O'Leary, and Raymond MacSharry will be retiring, and Michael O'Leary and Raymond MacSharry were re-elected at the annual general meeting on September 24, 2003. Richard P. Schifter although eligible, did not seek re-election at that meeting. Jeffrey A. Shaw and Cathal M. Ryan retired from the Board on September 25, 2002 and Declan F. Ryan retired from the Board on June 24, 2003.

     In accordance with the recommendations of the Combined Code, a senior independent non-executive Director, James R. Osborne, is Chairman of both the Audit Committee and the Remuneration Committee. The criteria for Director independence under the Combined Code differ in certain respects from those scheduled to become applicable to Ryanair and other foreign private issuers in 2005 under the U.S. federal securities laws and the listing rules of the NASDAQ National Market. Ryanair expects to be in compliance with such U.S. standards at or before the time they become applicable to Ryanair.

     Emmanuel Faber and Klaus Kirchberger were appointed to the Board as non-executive Directors on September 25, 2002; the appointments were approved by the Company's shareholders at the annual general meeting held on September 24, 2003.

                               SENIOR MANAGEMENT

     The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair Limited at September 30, 2003:



 Name                                           Age                        Position

 Michael O'Leary............................    42     Chief Executive
 Michael Cawley.............................    49     Deputy Chief Executive and Chief Operating Officer
 Howard Millar..............................    42     Deputy Chief Executive and Chief Financial Officer
 David O'Brien..............................    39     Director of Flight Operations and Ground Operations
 Michael Hickey.............................    40     Director of Engineering
 Ray Conway.................................    48     Chief Pilot
 Edward Wilson..............................    40     Director of Personnel and In-flight
 Jim Callaghan..............................    35     Head of Regulatory Affairs and Company Secretary
 Caroline Green.............................    40     Head of Customer Service



     Michael O'Leary has served as a Director of Ryanair since November 1988 and was appointed Chief Executive on January 1, 1994. Prior to this, Michael was the Deputy Chief Executive of Ryanair from 1991 to May 1993 and Chief Operating Officer from June 1993 to December 1993.

     Michael Cawley was appointed Chief Operating Officer on January 1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland's largest private companies and the main distributor for Peugeot and Citroen automobiles in Ireland.

     Howard Millar was appointed Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair since March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, an international food processing company in Riyadh, Saudi Arabia, from 1988 to 1992.

     David O'Brien was appointed Director of Operations in December 2002; previously, he served as Director of Flight Operations of Ryanair since May 2002, having served as Director of UK Operations since April 1998. Prior to that, David served as Regional General Manager-Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and Inflight with Ryanair.

     Michael Hickey has served as Director of Engineering and Chief Engineer since January 2000. Michael has held a wide range of senior positions within the Ryanair engineering department since 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair in 1988, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

     Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 16 years, including Fleet Captain on the BAC1-11 and Boeing 737-200 fleets. Ray was appointed Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the government jet.

     Edward Wilson was appointed Director of Personnel and Inflight in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair he served as Human Resources Manager for Gateway 2000 and held a number of other human resources related positions in the Irish financial services sector.

     Jim Callaghan was appointed Company Secretary in June 2002 and has also served as Head of Regulatory Affairs of Ryanair since May 2000. Prior to joining Ryanair, Jim practiced as a competition lawyer for the Brussels office of Linklaters & Alliance. Jim is a U.S.-trained lawyer and completed a dual degree in Law and Public and International Affairs at the University of Pittsburgh in Pennsylvania.

     Caroline Green was appointed Director of Customer Services in February 2003. Prior to this, Caroline served as Chief Executive of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.


               COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation

     The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the Directors and executive officers named above in the fiscal year ended March 31, 2003 was EUR2.6 million. For details of Mr. O'Leary's compensation in such fiscal year, see "-Employment Agreements-Employment and Bonus Agreement with Mr. O'Leary" below. For details of stock options that have been granted to the Company's employees, including the executive Directors named above, see "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

     Each of Ryanair Holdings' nine non-executive Directors is entitled to receive EUR32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Each of Messrs. Bonderman, C. Ryan, T.A. Ryan and Schifter has executed an agreement with Ryanair Holdings by which he has waived his respective entitlement to receive annual remuneration of EUR32,000 in respect of his service as a Director for the fiscal year ended March 31, 2003. The remuneration of audit committee members was increased to EUR15,000 per annum effective January 1, 2003.

     Each of the 11 non-executive Directors then in office were issued 50,000 share options after the 2-for-1 share split in December 2001 in respect of an equivalent number of Ordinary Shares having a strike price of EUR3.70 under Ryanair's Share Option Plan 2000. See "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

     Emmanuel Faber and Klaus Kirchberger were appointed to the Board as non-executive Directors on September 25, 2002, and the appointments were approved by the Company's shareholders at the annual general meeting held on September 24, 2003. In connection with his appointment, each director was granted 25,000 share options at EUR5.65 each which are exercisable between June 2008 and June 2010.

     As of September 8, 2003, the Directors and executive officers of Ryanair Holdings as a group owned 59,527,631 Ordinary Shares, representing 7.8% of Ryanair Holdings' outstanding Ordinary Shares as of such date. See Note 21(d) to the Consolidated Financial Statements in Item 18.

Employment Agreements

     Employment and Bonus Agreement with Mr. O'Leary. Mr O'Leary's current employment agreement with Ryanair Limited is dated July 1, 2002 and can be terminated by either party upon twelve months notice. Pursuant to the agreement, Mr. O'Leary serves as Chief Executive at a current annual gross salary of EUR505,000 subject to any increases that may be agreed between Ryanair Limited and Mr. O'Leary. Mr. O'Leary also is eligible for annual bonuses as determined by the Board of Directors of Ryanair Limited; the amount of such bonuses paid to Mr. O'Leary in fiscal year 2003 totaled EUR228,000. Mr. O'Leary is subject to a covenant not to compete with Ryanair within the EU for a period of two years after the termination of his employment with Ryanair. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

                                              EMPLOYEES AND LABOR RELATIONS

The following table sets forth the number of Ryanair's employees at each of March 31, 2002 and 2003:


                                             Number of Employees at March 31,  Number of Employees at March 31,
               Classification                              2003                              2002

Management.............................                      82                                77
Administrative.........................                     103                               102
Reservations...........................                     167                               165
Maintenance............................                     184                               152
Ground Operations......................                     236                               212
Cockpit Crew...........................                     551                               359
Flight Attendants......................                     574                               464

Total..................................                   1,897                             1,531


     Ryanair's flight crew, maintenance and customer ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair's cabin crews is devoted to safety procedures, and cabin crews are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair pays for the recurrent training of all employees. Ryanair utilizes its own Boeing 737-200A and Boeing 737-800 aircraft simulators for pilot training. Ryanair has established an in-house apprenticeship program to train maintenance engineers that currently produces four qualified engineers per year. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance.

     IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown and to be medically certified as physically fit. At March 31, 2003, the average age of Ryanair's pilots was 36 years and their average period of employment with Ryanair was 3 years. Licenses and medical certification are subject to periodic re-evaluation requirements, including recurrent training and recent flying experience. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA.

     Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics in Ireland, the U.K. and continental Europe to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its short-term needs for additional pilots and cockpit crew by contracting with certain employment agencies that represent experienced flight personnel and currently has 41 such pilots under contract.

     Ryanair has licensed a number of JAA-approved type organizations in Sweden, the Netherlands, Germany and the U.K. to operate pilot training courses which result in 737 type-ratings based on the Ryanair syllabus. Each trainee pilot must pay these training organizations for their own type-rating and, based on their performance, some of the pilots may be offered positions within Ryanair. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

     Ryanair's employees earn productivity-based pay incentives, including commissions on in-flight sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew personnel within limits set by industry standards or regulations fixing maximum working hours. During the fiscal year ended March 31, 2003, such productivity-based pay incentives accounted for approximately 17% of an average flight attendant's total pay package and approximately 42% of the typical pilot's compensation. Reservations personnel also receive incentive payments based on the number of bookings made and sales of ancillary services such as car rentals and travel insurance. In November 2000, Ryanair's pilots approved a new five-year pay arrangement (subject to review in "exceptional circumstances" after three years), which, in return for certain productivity enhancements, provides for annual increases in base salary of 3% and increases in payments per sector of between 3% and 20% (depending on the number of sectors flown).

     Ryanair's pilots are currently subject to IAA-approved limits of 100 flight hours per 28-day cycle, 300 flight hours every three months and 900 flight hours per fiscal year. For the fiscal year ended March 31, 2003, the average flight hours for each of Ryanair's pilots were approximately 74 hours per full working month and approximately 887 hours for the complete year. Were more stringent regulations on flight hours to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

     Although Ryanair currently consults with groups of employees, including its pilots, through "Employee Representation Committees" ("ERCs"), regarding work practices and conditions of employment, it does not conduct formal binding negotiations with collective bargaining units, as is the case in many other airlines. For example, Ryanair senior management has quarterly meetings with the pilot ERC to discuss all aspects of the business and those issues that specifically relate to pilots.

     Ryanair considers its relationship with its employees to be good. However, from January 9 to March 9, 1998, 39 of Ryanair's ground-handling employees participated in industrial action with respect to terms and conditions of their employment. Although the action did not have a material effect on Ryanair's ability to fulfill its flight schedules or on its results of operations or financial condition, a secondary action on the weekend of March 7 and 8, 1998 by members of the Service, Industrial, Professional and Technical Union ("SIPTU") working for other airlines and airport service providers led to the closure of Dublin Airport for certain periods. As part of a government-sponsored arrangement to end the secondary action, Ryanair agreed to cooperate with a governmental inquiry into the facts of the dispute and the reasons for the closure of the airport. The governmental inquiry report, which was issued in July 1998, was critical of the actions of both Ryanair and SIPTU during the dispute. Management believes that the dispute and related governmental and judicial action will not have any impact on Ryanair's historical policy of not conducting formal binding negotiations with collective bargaining units or on the public's perception of the Company generally.

     In the United Kingdom, the British Airline Pilots Association ("BALPA") recently sought to represent Ryanair's U.K. based pilots in their negotiations with the company. A legally-required ballot of the pilots conducted by the Central Arbitration Committee in September 2001 resulted in only 18% of those eligible to vote opting for formal recognition of BALPA, well below the required 51% threshold for recognition of the union. Under applicable U.K. labor legislation, BALPA cannot reapply for recognition at Ryanair until October 2004.

     In addition, the Company agreed to employ 110 of the approximately 500 former Buzz staff, each of whom was offered and accepted contracts of employment with Buzz Stansted. The balance of the former Buzz staff were made redundant, and, under the purchase agreement governing the transaction, any liabilities arising from resultant claims by these staff were settled by KLM UK Ltd. The acquisition agreement also contains an indemnity from KLM UK Ltd in favor of Buzz Stansted covering any further claims arising from the redundancies of the former Buzz staff.

     The Company could potentially be exposed to claims arising from the transfer of employees from Buzz to Buzz Stansted, if, pursuant to UK legislation, a "transfer of undertaking" is found to have occurred as part of the Buzz acquisition. This would enable employees to transfer certain rights under their employment contracts with Buzz to Ryanair, including existing terms and conditions in relation to redundancy, periods of service, redundancy entitlements and payments, and other benefits associated with their previous contracts.

     If any of these events were to alter Ryanair's historical experience of flexibility in dealing with employees or were to alter the public's perception of Ryanair generally, it could have a material adverse effect on the Company's business, operating results and financial condition.

     In April 1998, the Board of Directors of Ryanair Holdings adopted an employee share option plan (the "Option Plan"), with all employees being eligible to participate. The Option Plan was approved by the Company's shareholders at the Annual General Meeting held on September 29, 1998. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see "Item 10. Additional Information--Options to Purchase Securities from Registrant or Subsidiaries."

     The Option Plan allows for eligible employees to be granted options to purchase up to an aggregate of 5% of the outstanding Ordinary Shares of Ryanair Holdings at an exercise price equal to the closing price of such shares on the Irish Stock Exchange on the date of the grant of the option. Options may be granted over a five-year period beginning in 1998, with the amount of options granted to any individual employee being determined at the time they became eligible to participate in the scheme with reference to the amount of emoluments paid in May 1998 to such employee in the current or previous tax year, whichever is greater. The first tranche of options became exercisable on June 24, 2003 and 639 employees are entitled to exercise options under the scheme.

     Management has designed the Option Plan, so that, subject to the Board of Directors' discretion, employees can be rewarded for achieving certain financial performance criteria over a five-year period, thus allowing them to participate in the increase in the value of the Company over the coming years. Grants of options under the Option Plan are thus subject to the Company's achievement of the following criteria during the five-year period beginning with fiscal year 1998, as follows:

     1. The Company's net profit after tax for each fiscal year must exceed its net profit after tax for the preceding fiscal year by at least 20%.

     2. If the first criterion is not met, options will still be granted if the aggregate growth in the Company's net profit after tax (as compounded annually) during the period beginning with fiscal 1998 and ending with the fiscal year ending in the year in which the grant of yearly options is being considered is equal to, or greater than, an annual rate of 20%.

     If, in any year, either of these two criteria are met, the Remuneration Committee may select eligible employees who will be invited to apply for options that were not granted in any prior year as a result of neither such criterion being met.

     Ryanair Holdings' shareholders approved a share option plan at the Annual General Meeting held on September 22, 2000 (the "Option Plan 2000"). All employees and Directors are eligible to participate in the plan, under which grants of options can only be made in any of the ten years beginning with fiscal year 2000 if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 20%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. The Option Plan 2000 is part of an incentive program for Ryanair's employees and Directors. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program, provided that the grantee is still employed by the Company. If the grantee has ceased to be a full time employee before this vesting date, the grantee will generally lose their complete option entitlement automatically.

     A new share option plan (the "Option Plan 2003") was established by resolution of the Board of Directors of Ryanair Holdings and approved by the shareholders of Ryanair Holdings at the Annual General Meeting held on September 25, 2002. As Ireland operates a tax favorable approved share option scheme regime, it was decided to adopt the Option Plan 2003 in accordance with this regime so that employees will not be subject to income tax on the exercise of options (subject to certain conditions). The Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. All employees and full-time Directors are eligible to participate in the plan, under which grants of options can only be made in any of the ten years beginning with fiscal year 2002 if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 25%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. The Option Plan 2003 is part of an incentive program for Ryanair's employees and Directors. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program.

Item 7.  Major Shareholders and Related Party Transactions

                            DESCRIPTION OF CAPITAL STOCK

     Ryanair Holdings' capital stock consists of Ordinary Shares, par value 1.27 euro cents. As of March 31, 2003, a total of 755,130,716 Ordinary Shares were outstanding. On December 7, 2001, Ryanair effected a 2 for 1 share split by which each of its then existing Ordinary Shares, par value 2.54 euro cents, was split into two new Ordinary Shares, par value 1.27 euro cents.


                            MAJOR SHAREHOLDERS

     Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 5% or more of the Ordinary Shares as of the dates indicated.


                                                                   As of March 31,
                                              2003                    2002                        2001
                                  No. of Shares  % of Class No. of Shares  % of Class No. of Shares      % of Class

Fidelity Investments............. 91,000,000          12.1% 104,408,500        13.8%   91,200,000         12.6%
Ryan Family(1)(2)                 71,497,661           9.5%  71,497,691         9.5%   93,518,080         12.9%
Putnam Investments............... 69,068,700           9.1%  70,570,400         9.3%   53,200,000          7.3%
Guilder Gagnon Howe & Co......... 67,597,305           8.9%        -             -     72,000,000          9.9%
Janus............................ 55,759,575           7.4%  70,548,175         9.3%         -             -
Michael O'Leary (2)               45,000,008           6.0%  52,000,008         6.9%   52,000,008          7.2%
Capital Group Companies Inc...... 52,159,800           6.9%  37,797,275         5.1%         -             -


     (1) Includes T.Anthony Ryan and his three sons, Cathal Ryan, Declan Ryan and Shane Ryan, each of whom has disclaimed beneficial ownership of the Ordinary Shares held by the other members of the family.

     (2) On June 10, 2003, Michael O'Leary and Declan Ryan each sold 4 million shares at EUR5.95 per share in a private sale conducted outside the United States in accordance with Regulation S under the Securities Act.


                        RELATED PARTY TRANSACTIONS

          The Company has not entered into any "related party transactions" as defined in Item 7.B. of Form 20-F, in the three fiscal years ending March
31, 2003.


Item 8.  Financial Information


                            CONSOLIDATED FINANCIAL STATEMENTS

         Please refer to "Item 18.  Financial Statements."


                               OTHER FINANCIAL INFORMATION

Legal Proceedings

     The Company is engaged in litigation arising in the ordinary course of its business. Except as otherwise described below, management does not believe that any of these proceedings will, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company.

     On December 11, 2002, the European Commission announced the launch of an investigation into the April 2001 agreement between Ryanair and Brussels (Charleroi) airport and the government of the Walloon region of Belgium, which permitted the Company to launch new routes and base up to four aircraft at Brussels (Charleroi). The Walloon Government are the owners of Brussels (Charleroi). In return for the launch of these new routes and the basing of aircraft, the agreement provides the Company with concessions with regard to landing and handling charges, as well as training and accommodation grants paid by the airport. The airport also agreed to contribute to marketing costs relating to the new routes and base. Since April 2001, Ryanair has based three aircraft at the airport and launched routes from Brussels (Charleroi) to eleven destinations within the European Union. The European Commission's investigation is based on a complaint by Brussels International Airport (Zaventem) (the principal airport for Brussels) which alleges that Ryanair's arrangements with Brussels (Charleroi) constitute illegal state aid.

     The complaint is being investigated by the European Commission and it is expected that the European Commission will issue its decision by the end of 2003. Ryanair believes that the arrangements do not constitute illegal state aid for a number of reasons, including the following:

     * The arrangements comply with the "Private Investor Principle." This test evaluates whether the agreement was entered into on a commercial basis and is one that a rational investor would have agreed to. Ryanair believes that the concessions and incentives provided by the Brussels (Charleroi) agreement are no more favorable to the airline than those contained in a number of contacts it has entered into with other non-state owned airports both before and after 2001 and that the existence of these other arm's length and freely negotiated agreements demonstrates that the agreement in question meets the test.

     * The agreement is non-exclusive. The agreement specifically states that it is not exclusive to Ryanair and Ryanair is aware that the terms of the agreement were offered to other carriers such as Sabena, easyJet, and Virgin Express plc at the same time they were offered to Ryanair. None of these airlines chose to accept these terms at the time and subsequently none of these carriers have commenced operations at Brussels (Charleroi).

     Nevertheless, no assurances can be given that the European Commission will rule in Ryanair's favor. If the Commission were to rule that the agreement constitutes illegal state aid, Ryanair may be required to repay accommodation grants in the amount of EUR250,000, training grants of EUR768,000 and new route launch marketing supports of EUR1.44 million. Standard market practice is for public and private airports to provide volume based discounts with regard to published handling and landing charges. However, in the unlikely event that no such discounts would be recognized as being valid, Ryanair would therefore be required to make payments based on Brussels (Charleroi)'s published charges, the amount repayable on an annualized basis since the launch of the base in April 2001 in relation to these fees would be approximately EUR2.6 million. A similar practice applies to marketing support, whereby airlines are regularly granted such support for the marketing of routes; however, in the unlikely event that no such supports were recoverable, the annualized amount repayable since April 2001 would be approximately EUR2.2 million. In addition, any such ruling could lead to further investigations by the Commission into certain of Ryanair's agreements with state-owned or operated airports in France, Italy, and Scandinavia. Adverse rulings in any resultant investigations would be likely to require the repayment of monies received and increased charges at the relevant airports, and therefore have a material adverse effect on the Company's airport charges and its profitability.

     In an unrelated, though similar, matter, on July 24, 2003, a Strasbourg court ruled that marketing support granted by the city of Strasbourg to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted unlawful state aid to Ryanair. The judgment took effect on September 24, 2003. Ryanair has decided to appeal this decision on the basis that the marketing support granted was not state aid, however, it has, pending the outcome of this appeal, decided to close the route and has instead opened a route at Baden Baden in Germany to London (Stansted) (Baden Baden airport is located some 40 kilometres from Strasbourg). Ryanair has also confirmed that it will reopen the route if the appeal, which could take up to 12 to 18 months before a decision is issued, is successful.

     One or more adverse rulings in these or similar cases could be used as precedents to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of its growth strategy due to the smaller number of privately-owned airports available for development.

Dividend Policy

     Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares. Ryanair Holdings anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company, including the acquisition of additional aircraft needed for Ryanair's planned entry into new markets and its expansion of its existing service, as well as replacement aircraft for its current fleet. Ryanair Holdings does not, therefore, anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future.

     Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings' Articles of Association provide that dividends may be declared and paid in U.S. dollars. For owners of ADSs, The Bank of New York, as depositary will convert all cash dividends and other distributions payable to owners of ADSs into U.S. dollars to the extent that in its judgment it can do so on a reasonable basis and will distribute the resulting U.S. dollar amount (net of conversion expenses) to the owners of ADSs.

                            SIGNIFICANT CHANGES

     No significant change in the Company's financial condition has occurred since the date of the Consolidated Financial Statements included in this Report.

Item 9.  The Offer and Listing

                  TRADING MARKETS AND SHARE PRICES

     The primary market for Ryanair Holdings' Ordinary Shares is the Irish Stock Exchange Limited (the "Irish Stock Exchange" or "ISE"); Ordinary Shares are also traded on the London Stock Exchange. The Ordinary Shares were first listed for trading on the Official List of the Irish Stock Exchange on June 5, 1997 and were first admitted to the Official List of the London Stock Exchange on July 16, 1998.

     ADSs, each representing five Ordinary Shares, are traded on the Nasdaq National Market of the Nasdaq Stock Market, Inc. ("Nasdaq"). The Bank of New York is Ryanair Holdings' depositary for purposes of issuing American Depositary Receipts ("ADRs") evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high, low and period-end closing sales prices of the ADSs on Nasdaq and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one splits of the Ordinary Shares and ADSs effected on February 28, 2000 and December 7, 2001:

                                                                                         ADSs
                                                                                     (in dollars)

                                                                           High              Low       Period End
1998
           Second Quarter........................................          9.9375           8.1260        8.9063
           Third Quarter.........................................         10.7813           7.1875        8.5625
           Fourth Quarter........................................          9.5000           5.9594        9.4375
1999
           First Quarter.........................................         10.4063           7.6250       10.1880
           Second Quarter........................................         13.2500          10.3125       13.2500
           Third Quarter.........................................         14.0313          11.1875       11.4690
           Fourth Quarter........................................         14.0938           9.7813       13.7810
2000
           First Quarter.........................................         23.2500          13.5625       22.9380
           Second Quarter........................................         22.5625          17.3750       18.2500
           Third Quarter.........................................         21.5625          16.8750       19.2500
           Fourth Quarter........................................         27.8438          18.5000       27.8438
2001
           First Quarter.........................................         29.3438          20.8438       22.2500
           Second Quarter........................................         28.1700          21.6250       25.9750
           Third Quarter.........................................         28.6950          17.4950       20.4850
           Fourth Quarter........................................         32.0500          20.4000       32.0500
2002
           First Quarter.........................................         34.2000          29.9800       30.0100
           Second Quarter........................................         36.7700          28.0000       34.8710
           Third Quarter (September 30)..........................         35.4500          28.3900       33.8900
           Fourth Quarter (December 31)..........................         48.0000          29.9300       39.1600
2003
           First Quarter (March 31)..............................         43.9400          34.3800       41.6400
           Second Quarter (June 30)..............................         44.9200          39.0000       44.9200
           Third Quarter (through September 24)..................         46.2500          39.9500       40.4000

Month ending:
           March 31, 2003........................................         43.9400          34.3800       41.6400
           April 30, 2003........................................         44.2600          39.6700       39.6700
           May 31, 2002..........................................         42.4900          39.0000       41.4600
           June 30, 2003.........................................         44.9200          39.9600       44.9200
           July 31, 2003.........................................         44.9000          39.9500       42.6900
           August 31, 2003.......................................         43.9300          41.0000       42.3880
           September 24, 2003....................................         46.2500          40.1100       40.4000




                                                                                 Ordinary Shares
                                                                              (Irish Stock Exchange)
                                                                               (in IR pence/euros)
                                                                     High              Low           Period End

1998
           Second Quarter........................................    IRp144            IRp122           IRp127
           Third Quarter.........................................       154               126              140
           Fourth Quarter........................................       120                79              120
1999 (1)
           First Quarter.........................................   EUR1.90           EUR1.33          EUR1.90
           Second Quarter........................................      2.52              1.90             2.52
           Third Quarter.........................................      2.59              2.15             2.20
           Fourth Quarter........................................      2.69              1.93             2.65
2000
           First Quarter.........................................      4.81              2.61             4.55
           Second Quarter........................................      4.75              3.20             3.80
           Third Quarter.........................................      4.50              3.90             4.15
           Fourth Quarter........................................      5.88              4.32             5.75
2001
           First Quarter.........................................      6.23              4.70             5.12
           Second Quarter........................................      6.65              4.90             6.12
           Third Quarter.........................................      6.50              3.75             4.48
           Fourth Quarter........................................      7.10              4.43             7.10
2002
           First Quarter.........................................      7.20              6.15             6.68
           Second Quarter........................................      6.95              5.66             6.20
           Third Quarter.........................................      6.32              4.95             5.65
           Fourth Quarter........................................      8.20              5.20             6.75
2003
           First Quarter.........................................      7.23              5.10             6.19
           Second Quarter........................................      6.90              5.52             6.27
           Third Quarter (through September 24)..................      6.72              5.73             6.06

Month ending:
           March 31, 2003........................................      6.75              5.10             6.19
           April 30, 2003........................................      6.90              6.13             6.13
           May 31, 2003..........................................      6.26              5.55             5.81
           June 30, 2003.........................................      6.27              5.52             6.27
           July 31, 2003.........................................      6.26              5.73             6.20
           August 31, 2003.......................................      6.70              5.93             6.23
           September 24, 2003....................................      6.72              5.90             6.06


     (1) Since January 1, 1999, share prices on the Irish Stock Exchange have been quoted in euro. The fixed exchange rate between Irish pounds and euro is EUR1.00 = IR GBP0.787564, established by the European Central Bank.



                                                                                 Ordinary Shares
                                                                             (London Stock Exchange)
                                                                                 (in U.K. pence)
                                                                     High              Low           Period End

1998
           Third Quarter (beginning July 16).....................   130.38             82.75             93.16
           Fourth Quarter........................................   110.00             70.38            110.00
1999
           First Quarter.........................................   129.63             93.75            125.63
           Second Quarter........................................   163.13            126.25            163.13
           Third Quarter.........................................   171.13            139.63            139.63
           Fourth Quarter........................................   171.50            120.63            165.38
2000
           First Quarter.........................................   288.50            165.63            262.50
           Second Quarter........................................   288.00            233.25            240.00
           Third Quarter.........................................   283.75            238.75            260.00
           Fourth Quarter........................................   356.25            252.50            326.25
2001
           First Quarter.........................................   390.50            293.75            316.25
           Second Quarter........................................   400.50            303.25            368.25
           Third Quarter.........................................   394.25            236.25            276.75
           Fourth Quarter........................................   420.00            271.50            420.00
2002
           First Quarter.........................................   434.50            381.00            404.50
           Second Quarter........................................   450.00            356.00            394.50
           Third Quarter.........................................   404.50            316.00            353.00
           Fourth Quarter........................................   437.50            336.50            437.50
2003
           First Quarter.........................................   470.50            353.00            428.00
           Second Quarter........................................   469.00            391.00            429.50
           Third Quarter (through September 24)..................   472.00            399.50            419.50

Month ending:
           March 31, 2003........................................   456.50            353.00            428.00
           April 30, 2003........................................   469.00            426.00            427.50
           May 31, 2003..........................................   447.00            400.00            419.98
           June 30, 2003.........................................   441.00            391.00            429.50
           July 31, 2003.........................................   435.00            399.50            419.57
           August 31, 2003.......................................   464.00            418.00            434.00
           September 24, 2003....................................   472.00            408.00            419.50


     As of September 19, 2003, 757,964,172 Ordinary Shares were outstanding. At such date, 59,169,010 ADRs, representing 295,845,050 Ordinary Shares, were held of record in the United States by 60 holders, and represented in the aggregate 39% of the number of Ordinary Shares then outstanding.

     Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     Ryanair Holdings is seeking to increase the percentage of its share capital held by EU nationals. Accordingly, beginning June 26, 2001, Ryanair Holdings has instructed The Bank of New York to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs. The Bank of New York will continue to convert existing ADSs into ordinary shares at the request of the holders of such ADSs. Ryanair Holdings does not expect this action to have any material effect on the trading of its Ordinary Shares on the Irish Stock Exchange or the London Stock Exchange, or on the trading of its existing ADSs on the Nasdaq National Market.

     As a further measure to increase the percentage of shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national purchaser. The Restricted Share Notice compels the non-EU national purchaser to sell the affected shares to an EU national within 21 days of the date of the issuance. In the event that any such non-EU national shareholder does not sell its shares to an EU national within the specified time period, the Company can then take legal action to compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.


Item 10.  Additional Information

             OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     In May 1997, Ryanair Holdings granted options to seven members of the Company's senior management to purchase an aggregate total of 2,871,792 Ordinary Shares. The consideration for the grant of such options was EUR1.27 per participant in each case. The exercise price of the options is 90% of the price per Ordinary Share at the time of the IPO (or EUR0.557 per Ordinary Share). These options first became exercisable in May 2000 and must be exercised within seven years of the date of their grant. As of March 31, 2003, options in respect of 2,751,460 Ordinary Shares had been exercised.

     In April 1998, the Board of Directors of Ryanair Holdings adopted an employee share option plan (the "Option Plan"), with all employees of the Company being eligible to participate. The Option Plan was approved by Ryanair Holdings' shareholders at the Annual General Meeting held on September 29, 1998 and replaced a comparable plan adopted at the time of the IPO, under which no options had been granted.

     The Option Plan allows for eligible employees to be granted options to purchase up to an aggregate of 5% of the outstanding Ordinary Shares of Ryanair Holdings at an exercise price to be equal to the closing price of such shares on the Irish Stock Exchange on the date of the grant of the option. Options would be granted over a five-year period beginning in 1998, with the amount of options granted to any individual employee being determined with reference to the amount of emoluments paid to eligible employees. All of these options became exercisable beginning in June 2003 and will be exercisable through June 2007.

     Management has designed the Option Plan, so that, subject to the Board of Directors' discretion, employees can be rewarded for achieving certain financial performance criteria over a five-year period, thus allowing them to participate in the increase in the value of the Company over the coming years. Grants of options under the Option Plan are thus subject to the Company's achievement of the following criteria during the five-year period beginning with fiscal year 1998, as follows:

     1. The Company's net profit after tax for each fiscal year must exceed its net profit after tax for the preceding fiscal year by at least 20%.

     2. If the first criterion is not met, options will still be granted if the aggregate growth in the Company's net profit after tax (as compounded annually) during the period beginning with fiscal 1998 and ending with the fiscal year ending in the year in which the grant of yearly options is being considered is equal to, or greater than, an annual rate of 20%.

     If, in any year, either of these two criteria are met, the Remuneration Committee may select eligible employees who will be invited to apply for options that were not granted in any prior year as a result of neither such criterion being met.

     Ryanair Holdings' shareholders approved a share option plan at the Annual General Meeting held on September 22, 2000 (the "Option Plan 2000"). All employees and Directors are eligible to participate in the plan, under which grants of options can only be made in any of the ten years beginning with fiscal year 2000 if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 20%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. The Option Plan 2000 is part of a incentive program for Ryanair's employees and Directors. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program, provided that the grantee is still employed by the Company. If the grantee has ceased to be a full time employee before this vesting date, the grantee will generally lose their complete option entitlement automatically.

     A new share option plan (the "Option Plan 2003") was established by resolution of the Board of Directors of Ryanair Holdings and approved by the shareholders of Ryanair Holdings at the Annual General Meeting held on September 25, 2002. As Ireland operates a tax favorable approved share option scheme regime, it was decided to adopt the Option Plan 2003 in accordance with this regime so that employees will not be taxed on the exercise of options (subject to certain conditions). The Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. All employees and full-time Directors are eligible to participate in the plan, under which grants of options can only be made in any of the ten years beginning with fiscal year 2002 if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 25%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. The Option Plan 2003 is part of an incentive program for Ryanair's employees and Directors. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program.

     As of March 31, 2003, nine separate grants of an aggregate total of 30,364,440 options in respect of an equivalent number of Ordinary Shares had been made to eligible employees under the Option Plan, the Option Plan 1998 and the Option Plan 2002 together, and an aggregate of 26,453,855 options to purchase an equal number of Ordinary Shares were outstanding. Of this total, which includes options granted to senior management in 1997 that have not yet been exercised, 120,332 options are currently exercisable, and the balance become exercisable between June 2004 and June 2007. All of the options granted under the Option Plan have a strike price equal to the closing price of the Ordinary Shares on the date of the grant. The terms of the 5,400,000 options granted under the Option Plan on December 9, 1998, which were granted to 15 key senior executives and managers as part of an incentive and retention program, are generally similar to those generally granted under the Option Plan, except for the requirement that the executives/managers must continue to be employed by the Company until June 2002. If they should leave or resign during the period they automatically lose their complete option entitlement; if they die or their contract of employment is terminated by the Company, the number of options to which they will be entitled will be limited to the proportion of their initial grant that is equal to the proportion of the complete period represented by the time elapsed from the date of the grant to the date of their death or termination. Under the Option Plan 2002, 23 senior managers were granted 4,558,000 share options at a strike price of EUR5.65 on June 30, 2002. These options become exercisable between June 1, 2007 and June 1, 2009, but only for managers who continue to be employed by the Company through June 1, 2007.

     The aggregate of 26,453,855 Ordinary Shares that would be issuable upon exercise in full of the options described in this section that were outstanding as of March 31, 2003 would represent approximately 3.5% of the current issued share capital of Ryanair Holdings. Of such total, options in respect of an aggregate of 8,481,366 Ordinary Shares are held by the Directors and executive officers of Ryanair Holdings.



                  MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following is a summary of certain provisions of the Memorandum and Articles of Association of Ryanair Holdings. This summary does not purport to be complete and is qualified in its entirety by reference to complete text of the Memorandum and Articles of Association, which are filed as an exhibit to this Report.

     Objects. The Company's objects, which are detailed in its Memorandum of Association, are broad and include carrying on business as an investment and holding company. The Company's registered number is 249885.

     Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolution of the Company. Any director who holds any executive office, serves on any committee or otherwise performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a director may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. The Directors are not required to retire at a particular age. There is no requirement for Directors to hold shares. One third of the Directors retire and offer themselves for re-election at each Annual General Meeting of the Company. The Directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed Directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the Annual General Meeting of the Company may vote on the re-election of Directors.

     Annual and General Meetings. Annual and Extraordinary Meetings where special resolutions are to be voted upon are called by 21 days clear notice. Extraordinary General Meetings where ordinary resolutions are to be voted upon are called by 14 days clear notice. All holders of ordinary shares are entitled to attend, speak and vote at general meetings of the Company, subject as described below under "Limitations on the Right to Own Shares."

     Rights, Preferences and Dividends Attaching to Shares. The Company has only one class of shares, being ordinary shares of EUR0.0127 each. All such shares rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder which remains unclaimed for one year after having been declared may be invested by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles of Association to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The ordinary shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Memorandum and Articles of Association of the Company.

     Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolution passed at a meeting of the shareholders of the Company.

     Limitations on the Rights to Own Shares. The Articles of Association contain detailed provisions enabling the Directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See "Item 10. Additional Information-Limitations on Share Ownership by non-EU nationals." Such powers may be exercised by the Directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries which enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it which inhibit its exercise and exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU national holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

     Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of Association of the Company entitle the Directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest, which such party holds in shares before allowing such parties to transfer shares in the Company. See "Item 10. Additional Information-Limitations on Share Ownership by non-EU nationals." Under Irish law, if a party acquires or disposes of shares in the Company bringing his interest above or below 5% of the total issued share capital of the Company or changing his percentage interest above 5% (once his interest has been rounded down to the nearest percentage), he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares which bring the shareholding of a party above or below certain specified percentages i.e., 10, 25, 50 and 70 %.

     Other Provisions of the Memorandum and Articles of Association. There are no provisions in the Memorandum and Articles of Association:

          * Delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

          * discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

          *    governing changes in capital

         where such provisions are more stringent than those required by law.

                              MATERIAL CONTRACTS

     In January 2002, the Company and Boeing entered into a series of agreements pursuant to which the Company will purchase 100 new 737-800 aircraft for delivery during the period from December 2002 through December 2008 and have the option to purchase an additional 50 such aircraft, three of which options were exercised in June 2002. The "Basic Price" for each of the 737-800s is approximately $50,885,100 and will be increased for certain equipment Ryanair will purchase and Boeing will install on each of the aircraft. The "Basic Price" is also subject to increase by an "Escalation Factor" to reflect increases in the U.S. Employment Cost and Producer Prices Indices between the time the Basic Price was set and the period six months prior to the delivery of such aircraft.

     Boeing has granted the Company certain price concessions with regard to the 737-800s and will issue credit memoranda to the Company in the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments in respect of the purchase of the aircraft. Boeing has also agreed to provide Ryanair with certain allowances for promotional and other activities, as well as providing certain other goods and services to the Company on concessionary terms.

     A copy of the agreements comprising the 2002 Boeing contract, which is the subject of a request for confidential treatment that has been granted, was filed as Exhibit 4.1 to Ryanair's Annual Report on Form 20-F for the fiscal year ended March 31, 2002.

                              EXCHANGE CONTROLS

     Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company). Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

     The Financial Transfers Act 1992 (the "1992 Act") was enacted in December 1992. The 1992 Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers, which would be movements of capital or payments within the meaning of the treaties governing the EU. The acquisition or disposal of the ADSs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of the shares and associated payments may fall within this definition. In addition, dividends or payments on the redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Orders made by the Minister for Finance pursuant to the 1992 Act prohibit certain financial transfers to (or in respect of funds held by the government of) the Federal Republic of Yugoslavia, Zimbabwe (including senior members of the Zimbabwean government), Iraq, the Republic of Serbia, Al Qaeda, Osama Bin Laden and the Taliban of Afghanistan.

     The Company does not anticipate that Irish exchange controls or orders under the 1992 Act will have a material effect on its business.

                LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

     The Board of Directors of Ryanair Holdings are given certain powers under Ryanair Holdings' Articles of Association (the "Articles") to take action to ensure that the amount of shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a "License"). In particular, EU Regulation 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority owned and effectively controlled by EU nationals. EU Regulation 2407/92 does not specify what level of share ownership will confer effective control on a holder or holders of shares. As described below, the Directors will, from time to time, set a "Permitted Maximum" on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU Regulation 2407/92. The Permitted Maximum is currently set at 49.9%.

     Ryanair Holdings maintains a separate register (the "Separate Register") of shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as "Affected Shares" in the Articles). Interest in this context is widely defined and includes an interest held through ADRs in the shares underlying the relevant ADSs. The Directors can require relevant parties to provide them with information to enable a determination to be made by them as to whether shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the Directors can, at their discretion, determine that shares are to be treated as Affected Shares. Registered holders of shares are also obliged to notify the Company if they are aware that any share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADSs, the Directors can treat all of the relevant underlying shares as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

     In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an "Intervening Act") has taken place,
(ii) the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended or (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of shares or an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the Directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any Directors or change the Chairman of the Board, (ii) identify those shares, ADSs or Affected Shares which give rise to the need to take action and treat such shares, ADSs, or Affected Shares as Restricted Shares (see below) or (iii) set a "Permitted Maximum" on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADSs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below). Also, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADSs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADSs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such Notices can have the effect of depriving the recipients of the rights to attend, vote and speak at general meetings, which they would otherwise have had as a consequence of holding such shares or ADSs. Such Notices can also require the recipients to dispose of the shares or ADSs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADSs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer such shares themselves where there is non-compliance with the Restricted Share Notice.

     To enable the Directors to identify Affected Shares, transferees of Ordinary Shares generally will be required to provide a declaration as to the nationality of persons having interests in those shares and each stockholder is obliged to notify Ryanair Holdings if any of his, her or its Ordinary Shares become Affected Shares. Purchasers or transferees of ADSs need not complete a nationality declaration because the Directors expect to treat all of the Ordinary Shares held by the Depositary as Affected Shares. An American Depositary Receipt holder must open an American Depositary Receipt account directly with the Depositary if he, she or it wishes to provide to Ryanair Holdings a nationality declaration or such other evidence as the Directors may require in order to establish to the Directors' satisfaction that the Ordinary Shares underlying such holder's American Depositary Receipts are not Affected Shares.

     In deciding which Affected Shares are to be selected as Restricted Shares, the Directors can take into account which Affected Shares have given rise to the necessity to take action. Subject to that they will, insofar as practicable, firstly view as Restricted Shares those Affected Shares in respect of which no declaration as to whether or not such shares are Affected Shares has been made by the holder thereof and where information which has been requested by the Directors in accordance with the Articles has not been provided within specified time periods and, secondly, have regard to the chronological order in which details of Affected Shares have been entered in the Separate Register and, accordingly, treat the most recently registered Affected Shares as Restricted Shares to the extent necessary. Transfers of Affected Shares to Affiliates (as that expression is defined in the Articles) will not affect the chronological order of entry in the Separate Register for this purpose. The Directors do however have the discretion to apply another basis of selection if, in their sole opinion, that would be more equitable. Where the Directors have resolved to treat Affected Shares held by any particular stockholder or stockholders as Restricted Shares (i) because such Affected Shares have given rise to the need to take such action or (ii) because of a change of law or a requirement or direction of a regulatory authority necessitating such action (see above), such powers may be exercised irrespective of the date upon which such Affected Shares were entered in the Separate Register.

     After having initially resolved to set the maximum level at 49%, the Directors increased the maximum level to 49.9% on May 26, 1999, after the number of Affected Shares exceeded the initial limit. This maximum level could be reduced if it becomes necessary for the Directors to exercise these powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADSs are listed. The relevant notice will specify the provisions of the relevant Article which can apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The Directors shall publish information as to the number of shares held by EU nationals annually.

     As of June 30, 2003, EU nationals owned at least 53.8% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares). Ryanair continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York, the depositary for its ADS program, to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs during such suspension, and there can be no assurance that the suspension will ever be lifted. As a further measure to increase the percentage of shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national Purchaser. The Restricted Share Notice compels the non-EU national purchaser to sell the affected shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder does not sell its shares to an EU national within the specified time period, the Company can then take legal action to compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.

                                   TAXATION

Irish Tax Considerations

     The following is a discussion of certain Irish tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs. This discussion is based upon tax laws and practice of the Republic of Ireland at the date of this document which are subject to change, possibly with retroactive effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of owning the relevant securities for all categories of investors.

     The discussion is intended only as a general guide based on current Irish law and practice and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor or stockholder. Accordingly, current stockholders or potential investors should satisfy themselves as to the overall tax consequences by consulting their own tax advisers.

     Dividends. As discussed herein, it is not currently anticipated that Ryanair Holdings will pay dividends. However, if it does pay dividends or makes other relevant distributions, the following is relevant:

     Withholding Tax. Unless exempted, a withholding at the standard rate of income tax (currently 20%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders nor to distributions paid to certain categories of non-resident stockholders.

     The following Irish resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

     *    An Irish resident company;

     *    A pension scheme;

     *    A qualifying fund manager or qualifying savings manager;

     *    A qualifying employee share ownership trust;

     *    A collective investment undertaking;

     *    A charity;

     * A designated broker receiving the distribution for a special portfolio investment account;

     * A person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action for damages in respect of mental or physical infirmity;

     *    Certain   qualifying   trusts   established  for  the  benefit  of  an
          incapacitated individual and/or persons in receipt of income from such a qualifying trust; and

     * A person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) TCA 1997.

     The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

     * Persons (other than a company) who are (i) neither resident nor ordinarily resident in Ireland and (ii) who are resident for tax purposes in (a) a country which has in force a tax treaty with Ireland (a "tax treaty country") or (b) an EU Member State other than Ireland;

     * Companies not resident in Ireland which are resident in an EU Member State or a tax treaty country and are not controlled, directly or indirectly, by Irish residents;

     * Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are resident for tax purposes under the law of a tax treaty country or an EU Member State in a tax treaty country or an EU Member State other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in that tax treaty country or EU Member State;

     * Companies the principal class of shares of which, or of a company of which it is a 75% subsidiary, or where the company is wholly-owned by two or more companies, of each of those companies, is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU Member State other than Ireland.

     In the case of a non-resident stockholder resident in an EU Member State or tax treaty country, the declaration must be accompanied by a current certificate of residence from the revenue authorities in the stockholder's country of residence. In the case of non-resident companies which are controlled by residents of an EU Member State other than Ireland or of a tax treaty country or whose shares are substantially and regularly traded on a stock exchange in an EU Member State other than Ireland or a tax treaty country, certain certification by their auditors is required. The declaration also contains an undertaking by the non resident and non ordinarily resident person that they will advise the relevant person accordingly if they cease to be non resident or non ordinary resident. No declarations are required where the stockholder is a 25% parent company in another EU Member State pursuant to the Parent/Subsidiary directive. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident where the company making the dividend is a 51% subsidiary of that other company.

     American Depositary Receipts. Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks which have been authorized by the Irish Revenue Commissioners. Such banks, which receive dividends from the company and pass them on to U.S. ADR holders beneficially entitled to such dividends will be allowed to receive and pass on the dividends gross based on an "address system" where the recorded address of such holder, as listed in depository bank's register of depository receipts, is in the U.S.

     Taxation on Dividends. Companies resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received from other Irish resident companies. Stockholders which are "close" companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

     Individual stockholders who are resident or ordinarily resident in Ireland are taxable on the gross dividend (i.e., before withholding) at their marginal rate, but are entitled to a credit for the tax withheld by the company paying the dividend. An individual stockholder who is not liable or not fully liable to income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for individuals on the amount of any dividend received from the Company.

     Except in certain circumstances, (a) a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not chargeable to Irish tax on the dividend, (b) where a withholding is made on a payment to a person neither resident nor ordinarily resident in Ireland it will satisfy a liability to Irish tax of such stockholder.

     Capital Gains Tax. A person who is either resident or ordinarily resident in Ireland will be liable for Irish capital gains tax on any gain realized on the disposal of the Ordinary Shares or ADSs. The current capital gains tax rate is 20%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the Ordinary Shares or ADSs.

     Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax ("CAT") notwithstanding that the disponer (e.g., a donor) or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 2, 1988 within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT. To the extent that Ordinary Shares or ADSs pass under a will or on intestacy, the Ordinary Shares or ADSs would be within the charge to this tax notwithstanding that the disponer or the successor is resident outside Ireland.

     In a case where an inheritance of the Ordinary Shares or ADSs is subject to both Irish CAT and either U.S. federal estate tax or U.K. inheritance tax, the Irish CAT paid on the inheritance may in certain circumstances may be credited in whole or in part against the tax paid on the inheritance in the United States or U.K., as the case may be under the relevant Estate Tax Convention between Ireland and the United States or U.K. Neither Convention provides for relief from Irish CAT paid on gifts.

     Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (the Nasdaq National Market is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of an ADS. A transfer of Ordinary Shares (including transfers effected through CREST) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may attract a fixed duty of EUR12.50.

     The transfer by a stockholder to the Depositary or Custodian of Ordinary Shares for deposit in return for ADSs and a transfer of Ordinary Shares from the Depositary or Custodian in return for the surrender of ADSs will be stampable at the rate of 1% if the transfer of Ordinary Shares relates to a sale or contemplated sale or any other change in the beneficial ownership (under Irish law) of such Ordinary Shares. If, however, the transfer of the Ordinary Shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the Ordinary Shares being transferred, nominal stamp duty only will be payable on the transfer. Under Irish law, it is not free from doubt that the mere deposit of Ordinary Shares for ADSs or ADSs for Ordinary Shares would not be deemed to constitute a change in beneficial ownership. Accordingly, it is not certain that holders would not be subject to stamp duty at the 1% rate when merely depositing Ordinary Shares for ADSs or ADSs for Ordinary Shares and, consequently, the Depositary reserves the right in such circumstances to require payment of stamp duty at the rate of 1% from the holders.

     The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

United States Tax Considerations

     Except as described below under the heading "Non-U.S. Holders," the following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADSs ("U.S. Holders"). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Ordinary Shares or the ADSs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADSs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, insurance companies, dealers in securities or currencies, traders in securities electing to mark-to-market, persons that own 10% or more of the stock of the Company, U.S. Holders whose "functional currency" is not U.S. Dollars or persons that hold the Ordinary Shares or the ADSs as part of an integrated investment (including a "straddle") consisting of the Ordinary Shares or the ADSs and one or more other positions.

     Holders of the Ordinary Shares or the ADSs should consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership, and disposition of the Ordinary Shares or the ADSs in light of their particular circumstances, including, in particular, the effect of any foreign, state or local tax laws.

     For U.S. federal income tax purposes, holders of the ADSs will be treated as the owners of the Ordinary Shares represented by those ADSs.

     Taxation of Dividends. Dividends, if any, paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADSs, will be included in the gross income of a U.S. Holder when the dividends are received by the holder or the Depositary, as the case may be. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euros will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder or the Depositary, as the case may be. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euros are converted into U.S. dollars immediately upon receipt. Under new rules applicable to dividends received after 2002 and before 2009, an individual U.S. Holder generally will be subject to U.S. taxation at a maximum rate of 15%. This reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. U.S. holders should consult their own tax advisors regarding the implications of these new rules in light of their particular circumstances.

     Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividends, the tax credit attaching to the dividend (as used herein the "Tax Credit"; see "-Irish Tax Considerations") will generally be treated as a foreign income tax eligible for credit against such U.S. Holder's United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividends payable by the Company to such U.S. Holder will constitute income from sources without the United States for foreign tax credit purposes, and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income."

         Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of certain arrangements in which a U.S. Holder's expected economic profit is insubstantial. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of Ordinary Shares that are made as part of a pro rata distribution to all stockholders generally will not be subject to U.S. federal income tax.

         Sale or Disposition of Ordinary Shares or ADSs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%.

         Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         Non-U.S. Holders. A holder of Ordinary Shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on such Ordinary Shares or ADSs unless such income is effectively connected with the conduct by such holder of a trade or business in the United States. A Non-U.S. Holder of ADSs or Ordinary Shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of Ordinary Shares or ADSs, unless (i) such gain is effectively connected with the conduct by such holder of a trade or business in the United States or (ii) in the case of gain realized by an individual
Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

                            DOCUMENTS ON DISPLAY

     Copies of Ryanair Holdings' Articles of Association may be examined at its registered office and principal place of business at its Corporate Head Office, Dublin Airport, County Dublin, Ireland.

     Ryanair Holdings also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

                                GENERAL

     Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

     To manage these risks, Ryanair uses various derivative financial instruments, including forward starting interest rate swaps, foreign currency forward contracts and commodity contracts. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely. The Company also does not use derivative financial instruments to counter other kinds of ambient risks that could affect its results of operations and financial condition.

     In executing its risk management strategy, Ryanair enters into forward contracts for the purchase of aviation fuel, as well as foreign currency forward contracts intended to reduce its exposure to certain currencies, principally the U.S. dollar and sterling. It also enters into forward starting interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new aircraft such as the Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair's economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair's policy not to enter into transactions involving financial derivatives for speculative purposes.

     The following paragraphs describe Ryanair's fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2003. The range of changes selected for this sensitivity analysis reflects Ryanair's view of changes which are reasonably possible over a one-year period.

                         FUEL PRICE EXPOSURE AND HEDGING

     Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 17.0%, 22.5% and 22.3% of such expenses in fiscal years 2001, 2002 and 2003, respectively, after taking into account Ryanair's fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any excess of such fixed price over such market price. Since the end of 1995, Ryanair has sought to hedge its expected fuel requirements for the coming 12 to 18 months on a rolling basis. Although these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of aviation fuel. The unrealized gains/losses on these forward agreements at March 31, 2001, March 31, 2002 and March 31, 2003, based on their fair values, were a loss of EUR1.4 million, a gain of EUR5.9 million and a gain of EUR3.3 million, respectively. Based on Ryanair's fuel consumption for the fiscal year ended March 31, 2003, a change of one U.S. cent in the average annual price per U.S. gallon of aviation fuel would have caused a change of approximately EUR1.44 million in Ryanair's fuel costs.

     Under Irish GAAP, the Company's fuel forward contracts are treated as hedges, and any unrealized gains or losses arising on those contracts are deferred and recognized as an offset to fuel expenses, when realized. Under U.S. GAAP, Ryanair accounts for its fuel forward contracts as cash flow hedges. In accordance with Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), these financial instruments are recorded at fair value as an offset to accumulated other comprehensive income, net of applicable income taxes and the amount of estimated hedge ineffectiveness, and are recorded as a component of fuel expenses when the underlying fuel being hedged is used. The Company considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of fuel because the fuel forward contracts relate to the same quantity and time and location of delivery as the forecasted fuel purchase being hedged. Accordingly, the quantification of the change in expected cash flows of the forecasted fuel purchase is based on the fuel forward price, and in the fiscal year ended March 31, 2003, the Company recorded no material hedge ineffectiveness within earnings.

     In the fiscal year ended March 31, 2003, the Company recorded a positive fair value adjustment relating to fuel forward contracts of EUR2.9 million, net of tax, within accumulated other comprehensive income. All of this gain is expected to impact on Ryanair's earnings in fiscal 2004. In the fiscal year ended March 31, 2002, the Company recorded a corresponding positive fair value adjustment of EUR4.7 million, net of tax, within accumulated other comprehensive income.

     In fiscal year 2001, prior to the adoption of SFAS 133, the Company's unrealized gains and losses on fuel forward contracts were deferred and recognized in earnings when realized as an offset to fuel expenses. Upon the adoption of SFAS 133 at April 1, 2001, the Company recorded a transition adjustment of negative EUR1.1 million within accumulated other comprehensive income relating to its fuel forward contracts.

                    FOREIGN CURRENCY EXPOSURE AND HEDGING

     In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro (and its predecessors) and U.K. pounds sterling. The euro (and predecessor euro-area currencies) accounted for approximately 55% of Ryanair's total revenues in fiscal year 2003, as compared to approximately 43% in fiscal year 2002 and approximately 38% in fiscal year 2001, with sterling accounting for most of the balance in each period. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily denominated in euro, sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues is denominated in U.S. dollars. Appreciation of the euro versus the U.S. dollar positively impacts Ryanair's operating income because the amount in euro of its U.S. dollar operating costs decreases, while depreciation of the euro versus the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and sterling at the time Ryanair enters into U.S. dollar-denominated purchases. In general, Ryanair does not hedge its operating surpluses and shortfalls in currencies other than the U.S. dollar and sterling.

     Management seeks to manage Ryanair's exposure to changes in the value of sterling by matching its sterling revenues against its sterling costs. Any unmatched sterling revenues are generally used to fund forward exchange contracts to hedge U.S. dollar currency exposure which arises in relation to Ryanair's fuel, maintenance, aviation insurance and capital expenditure costs, including the payments to Boeing on the 737-800s.

     As Ryanair's volume of traffic originating in the U.K. has increased, however, the volume of Ryanair's unmatched sterling revenues has also increased. Accordingly, in fiscal year 2002 and fiscal year 2003, the Company entered into a series of U.S. dollar/sterling and U.S. dollar/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted fuel, maintenance and insurance costs. At March 31, 2003, the total unrealized loss relating to these contracts amounted to EUR5.2 million, compared to a EUR0.2 million gain at March 31, 2002.

     In the fiscal years ended March 31, 2003 and 2002, the Company also entered into a series of sterling/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted sterling revenues. At March 31, 2003, the total unrealized loss relating to these contracts amounted to EUR0.9 million, while at March 31, 2002, the total unrealized gain relating to these contracts amounted to EUR1.1 million.

     Under Irish GAAP, the Company's foreign currency forward contracts are treated as hedges and any unrealized gains or losses arising on those contracts are deferred and recognized as an offset to the related income or expense when realized. Under U.S. GAAP, the Company accounts for these contracts as cash flow hedges in accordance with SFAS 133, and the change in fair value of these contracts is recorded as an offset to accumulated other comprehensive income, net of applicable income taxes and the amount of estimated hedge ineffectiveness. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are always for the same quantity, currency and maturity date as the forecasted U.S. dollar-denominated expense or sterling-denominated revenue being hedged. Accordingly, the quantification of the change in expected cash flows of the forecasted U.S. dollar expense or sterling revenue is based on the forward contract price and in the fiscal year ended March 31, 2003, no material hedge ineffectiveness was recorded in earnings. In the fiscal year ended March 31, 2003, the Company recorded a negative fair value adjustment of EUR4.6 million relating to its U.S. dollar/sterling forward contracts and a negative fair value adjustment of EUR0.8 million relating to its sterling/euro forward contracts. These losses have been included within accumulated other comprehensive income and are all expected to impact on earnings in fiscal year 2004. In the fiscal year ended March 31, 2002, the Company recorded a positive fair value adjustment of EUR0.2 million relating to its U.S. dollar/sterling forward contracts and a positive fair value adjustment of EUR0.9 million relating to its sterling/euro forward contracts.

     In fiscal year 2001 prior to the adoption of SFAS 133, the Company's unrealized gains and losses on these contracts were accounted for in accordance with "Statement of Financial Accounting Standard No 52 - Foreign Currency" ("SFAS 52"). Certain of these contracts did not qualify for hedge accounting, and accordingly a gain of EUR6.8 million was recorded in earnings in fiscal year 2001.

     On adoption of SFAS 133 at April 1, 2001, the Company recorded transition adjustments within accumulated other comprehensive income consisting of a gain of EUR3.2 million, net of tax, in respect of its U.S. dollar/sterling forward contracts and a loss of EUR4.5 million, net of tax, in respect of its sterling/euro forward contracts.

     During fiscal years 2002 and 2001, the Company also entered into a series of U.S. dollar/sterling and U.S. dollar/euro contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts which arise from fluctuations in the U.S. dollar/sterling and U.S. dollar/euro exchange rates. At March 31, 2003, the total unrealized losses relating to these contracts amounted to EUR3.8 million, while at March 31, 2002, such unrealized gains amounted to EUR0.2 million.

     Under U.S. GAAP, the Company accounts for these contracts as fair value hedges in accordance with SFAS 133, and accordingly, such financial instruments are recorded at fair value. Any gains or losses arising on these instruments are recorded currently in earnings while the related gain or loss on the underlying aircraft purchase commitment adjusts the carrying amount of aircraft purchase commitments and is also recognized currently in earnings. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments. Accordingly, the quantification of the change in the fair value of the aircraft purchase commitment is based on the foreign currency forward rate, and in the fiscal year ended March 31, 2003, no material hedge ineffectiveness was recorded in earnings.

     In fiscal year 2001, prior to the adoption of SFAS 133, the Company's unrealized gains and losses on these contracts were accounted for in accordance with SFAS 52, and were deferred and recognized as an offset to the price of the aircraft when purchased.

     Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair's foreign currency contracts outstanding at March 31, 2003 would decrease by EUR18.6 million, all of which would impact earnings.

                       INTEREST RATE EXPOSURE AND HEDGING

     The Company's purchase of all of the 41 Boeing 737-800 aircraft delivered to date has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. At March 31, 2003, ABN Amro and RBS had provided financing under these ExIm-guaranteed loan facilities for 28 and five aircraft, respectively. RBS provided financing under such a facility for an additional three aircraft delivered in April 2003 and BNP provided financing under such a facility for an additional five aircraft delivered in September 2003. Each of the loans under the facilities is on substantially similar terms, having a maturity of twelve years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm. The initial loans under the ABN facility are denominated in dollars and bear interest at a floating rate linked to US dollar LIBOR, while subsequent loans under that facility, as well as all of those under the RBS and BNP facilities, are denominated in euro and bear interest at floating rates linked to EURIBOR.

     Through the use of cross currency swaps, Ryanair has effectively converted its dollar-denominated debt under the ABN facility into euro-denominated debt. Through the use of interest rate swaps, Ryanair has effectively converted almost all of its floating rate debt under each of the facilities into fixed rate debt. Loans for approximately 4% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by a similar amount of cash on deposit at floating rates. The net result is that Ryanair has effectively drawn down fixed rate euro-denominated debt with a maturity of twelve years in respect of its financing of more than 96% of the 41 Boeing 737-800 aircraft delivered to date and has no ongoing currency or interest rate exposure in respect of this debt. At March 31, 2003, the Company had outstanding cumulative borrowings under the ABN and RBS facilities of EUR828.2 million with a weighted average interest rate of 5.28%. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures" for a tabular summary of the "Effective Borrowing Profile of Aircraft-Related Debt" illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2003. If Ryanair had not entered into such swap agreements, a plus or minus one-percentage point movement in interest rates would impact the unrealized fair market value of this liability by approximately EUR45 million. The earnings and cash flow impact of any such change would be approximately plus or minus EUR8 million per year, holding other variables constant.

     In connection with its expected financing of additional 737-800 aircraft to be delivered under the 2002 Boeing Contract and the 2003 supplemental agreement after March 31, 2003, Ryanair has entered into a series of forward-starting 12-year interest rate swaps. These swaps have the effect of capping the effective interest rate in euro terms on an estimated notional value of EUR875 million in borrowings commencing between April 2003 and March 2005 and terminating between April 2015 and December 2017 (with the starting dates corresponding to the scheduled delivery dates for the aircraft) at interest rates from 5.63% to 5.75%. At March 31, 2003, the fair value of the forward starting interest rate swap agreements relating to forecasted debt drawdowns on a mark-to-market basis was represented by a loss of EUR81 million.

     Under Irish GAAP, the Company's forward starting interest rate swaps are accounted for as hedges and any unrealized gains or losses on those swaps are deferred and recognized as an offset to the related financing charges once the debt is drawn down. Under U.S. GAAP, the Company accounts for its forward starting interest rate swaps as cash flow hedges in accordance with SFAS 133. These financial instruments are, accordingly, recorded at fair value with an offset to accumulated other comprehensive income, net of applicable income taxes and the estimated amount of hedge ineffectiveness, and are deferred and recorded in earnings on the same basis as the underlying interest expense once the debt is drawn-down, shown as an offset to interest expense.

     The Company considers these hedges to be highly effective in offsetting variability in future cash flows arising from the fluctuation of interest rates associated with forecasted drawdowns of debt, because the notional amounts of forecasted debt and forward starting interest rate swaps match, the formula for computing net settlements under the swaps are uniform, the repricing dates match and both the swap and the forecast debt draw-downs are based on the same index. Additionally, the other conditions set out in SFAS 133 for highly effective interest rate hedges have, in the opinion of the Company, been met. Accordingly, the quantification of the change in expected cash flows of the forecasted loan drawdowns is based on the forward starting interest rate, and in fiscal year 2003, no material hedge ineffectiveness has been recorded in earnings. In the fiscal year ended March 31, 2003, the Company recorded a negative fair value adjustment of EUR71 million relating to these forward starting interest rate swaps, which was included within accumulated other comprehensive income. This loss will be realized within earnings over a twelve-year period from the expected drawdown of the related financing as an offset to the related interest expense.

     In fiscal year 2001, prior to the adoption of SFAS 133, unrealized gains and losses on forward starting interest rate swaps were deferred and recognized in the income statement when realized, as an offset to actual interest expense on drawn-down debt. The unrealized gain on such contracts at March 31, 2001, amounted to EUR3.8 million. On adoption of SFAS 133 at April 1, 2002, the Company recorded a positive transition adjustment of EUR6.0 million in respect of these forward starting interest rate swaps in accumulated other comprehensive income.

     Assuming that Ryanair had fully drawn down this forecasted debt on March 31, 2003, but that it had not entered into such forward starting interest rate swap agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately EUR55 million. The earnings and cash flow impact of any such change in interest rates would have been approximately plus or minus EUR9 million per year.

Item 12.  Description of Securities Other than Equity Securities

         Not applicable.


                               PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15.  Controls and Procedures

     The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 31, 2003, the end of the fiscal year covered by this annual report. Based upon and as of the date of the Company's evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no changes in the Company's internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

         Not applicable.

Item 16B.  Code of Ethics

         Not applicable.

Item 16C.  Principal Accountant Fees and Services

         Not applicable.


                                    PART III

Item 17.  Financial Statements

         Not applicable.

Item 18.  Financial Statements


Item 19.  Exhibits

     1.1 Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings' Annual Report on Form 20-F/A filed on November 2, 2001 (Commission file No. 0-2930)).

     1.2 The total amount of long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

     4.1 Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model 737-8AS aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit
          4.1 of Ryanair Holdings' Annual Report on Form 20-F filed on September 30, 2002 (commission file No. 0-2930)).

     8.1  Principal subsidiaries of the registrant.

     99.1 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     99.2 Certification  pursuant  to Section 906 of the  Sarbanes-Oxley  Act of
          2002.


                           RYANAIR HOLDINGS PLC INDEX TO FINANCIAL STATEMENTS

                                                                                                       Page

Independent Auditors' Report.......................................................................       F-2
Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2001, March 31, 2002 and
March 31, 2003.....................................................................................       F-3
Consolidated Profit and Loss Accounts of Ryanair Holdings plc for the Years ended March 31,
2001, March 31, 2002 and March 31, 2003............................................................       F-4
Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years ended March 31,
2001, March 31, 2002 and March 31, 2003............................................................       F-5
Consolidated Statements of Changes in Shareholders' Funds-Equity of Ryanair Holdings plc
for the Years ended March 31, 2001, March 31, 2002 and March 31, 2003..............................       F-6
Notes to Consolidated Financial Statements.........................................................       F-7


Report of independent chartered accountants to the shareholders and Board of Directors of Ryanair Holdings plc

     We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (Ryanair Holdings plc) at March 31, 2001, 2002 and 2003 and the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statements of changes in shareholders'
funds-equity for the years ended March 31, 2001, 2002 and 2003. These consolidated financial statements are the responsibility of Ryanair Holdings plc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Ireland and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc at March 31, 2001, 2002 and 2003 and the results of their operations and cash flows for the years ended March 31, 2001, 2002 and 2003 in conformity with generally accepted accounting principles in Ireland.

     Generally accepted accounting principles in Ireland vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders' equity for the years ended March 31, 2001, 2002 and 2003 to the extent summarized in Note 30 to the consolidated financial statements.



      KPMG
      Chartered Accountants
      Dublin, Ireland
      May 29, 2003


                                     Consolidated Balance Sheets

                                                                           At March 31,    At March 31,   At March 31,
                                                                               2001            2002           2003
                                                                 Note         EUR000          EUR000         EUR000

Current assets
Cash and liquid resources....................................       2          626,720         899,275      1,060,218
Accounts receivable..........................................       3            8,695          10,331         14,970
Other assets ................................................       5           12,235          11,035         16,370
Inventories .................................................       6           15,975          17,125         22,788
Total current assets.........................................                  663,625         937,766      1,114,346

Fixed assets
Tangible assets..............................................       4          613,591         951,806      1,352,361
Financial assets.............................................                       36               -              -
Total assets.................................................                1,277,252       1,889,572      2,466,707

Current liabilities
Accounts payable.............................................       7           29,998          46,779         61,604
Accrued expenses and other liabilities.......................       8          139,406         217,108        251,328
Current maturities of long term debt.........................       9           27,994          38,800         63,291
Short term borrowings........................................      10            5,078           5,505          1,316
Total current liabilities....................................                  202,476         308,192        377,539

Other liabilities
Provisions for liabilities and charges.......................      11           30,122          49,317         67,833
Accounts payable due after one year..........................                        -          18,086          5,673
Long term debt...............................................       9          374,756         511,703        773,934
                                                                               404,878         579,106        847,440
Shareholders' funds-equity
Called-up share capital......................................      12            9,194           9,587          9,588
Share premium account........................................      12          371,849         553,457        553,512
Profit and loss account......................................                  288,855         439,230        678,628
Shareholders' funds-equity...................................                  669,898       1,002,274      1,241,728
Total liabilities and shareholders' funds....................                1,277,252       1,889,572      2,466,707

The accompanying notes are an integral part of the financial information.



                                     Consolidated Profit and Loss Accounts

                                                                  Year ended            Year ended            Year ended
                                                                March 31, 2001        March 31, 2002        March 31, 2003
                                                 Note                EUR000                 EUR000                EUR000

Operating Revenues
Scheduled revenues.........................                          432,940                550,991               731,951
Ancillary revenues.........................                           54,465                 73,059               110,557
Total operating revenues-continuing operations     18                487,405                624,050               842,508
Operating expenses
Staff costs................................        19               (61,222)               (78,240)              (93,073)
Depreciation and amortization..............         4               (59,175)               (59,010)              (76,865)
Other operating expenses...................        20              (252,997)              (323,867)             (409,096)
Total operating expenses...................                        (373,394)              (461,117)             (579,034)
Operating profit-continuing operations.....        21                114,011                162,933               263,474
Other income/(expenses)
Interest receivable and similar income.....                           19,666                 27,548                31,363
Interest payable and similar charges.......        22               (11,962)               (19,609)              (30,886)
Foreign exchange gains.....................                            1,621                    975                   628
Gain on disposal of fixed assets...........                               52                    527                  (29)
Total other income/(expenses)..............                            9,377                  9,441                 1,076
Profit on ordinary activities before tax...                          123,388                172,374               264,550
Tax on profit on ordinary activities.......        23               (18,905)               (21,999)              (25,152)
Profit for the financial year..............                          104,483                150,375               239,398

Basic earnings per ordinary share euro
    cent...................................        25                   14.81                 20.64                 31.71
Diluted earnings per ordinary share euro
    cent...................................        25                   14.63                 20.32                 31.24
Number of ordinary shares (adjusted for 2:1
    share split on December 7, 2001).......        25             705,622,802           728,726,484           755,055,374
Number of diluted shares...................                       714,195,716           739,960,901           766,278,569


The accompanying notes are an integral part of the financial information.



                                            Consolidated Cash Flow Statements

                                                                        Year ended March      Year ended         Year ended
                                                                            31, 2001        March 31, 2002     March 31, 2003
                                                            Note              EUR000             EUR000              EUR000

Net cash inflow from operating activities.............      27(a)             229,802            309,109            351,003
Returns on investments and servicing of finance
Interest received.....................................                         14,303             30,193             30,171
Interest paid.........................................                        (8,667)           (19,830)           (29,563)
Interest paid on finance leases.......................                           (67)                (3)                  -
Net cash inflow from returns on investments and
    servicing of finance..............................                          5,569             10,360                608
Taxation
Corporation tax paid..................................                       (13,813)            (5,071)            (3,410)
Capital expenditure and financial investment
Purchase of tangible fixed assets.....................                      (356,669)          (372,587)          (469,878)
Sales of financial and tangible fixed assets..........                            456                563                 31
Net cash (outflow) from capital expenditure and
    financial investment..............................                      (356,213)          (372,024)          (469,847)
Net cash (outflow) before financing and management of
    liquid resources..................................                      (134,655)           (57,626)          (121,646)
Financing and management of liquid resources
Loans raised..........................................                        292,882            175,746            331,502
Debt repaid...........................................                       (11,825)           (27,886)           (44,779)
Issue of share capital................................                        128,607            188,331                 56
Share issue costs.....................................                        (4,549)            (6,330)                  -
Capital element of finance leases.....................                          (286)              (107)                (1)
Financing.............................................                        404,829            329,754            286,778
(Increase) in liquid resources........................      27(c)           (230,633)          (251,241)          (166,329)
Net cash inflow from financing and management of liquid
    resources.........................................                        174,196             78,513            120,449
Increase/(decrease) in cash...........................      27(e)              39,541             20,887            (1,197)


The accompanying notes are an integral part of the financial information.



                       Consolidated Statements of Changes in Shareholders' Funds-Equity



                                                                            Share
                                                              Ordinary      premium      Profit and
                                                               shares       account     loss account     Total
                                                                EUR000       EUR000          EUR000      EUR000

Balance at March 31, 2000..............................           8,892       248,093       184,372      441,357

Issue of ordinary equity shares (net of issue costs)...             302       123,756             -      124,058
Profit for the financial year..........................               -             -       104,483      104,483
Balance at March 31, 2001..............................           9,194       371,849       288,855      669,898

Issue of ordinary equity shares (net of issue costs)...             393       181,608             -      182,001
Profit for the financial year..........................               -             -       150,375      150,375
Balance at March 31, 2002..............................           9,587       553,457       439,230    1,002,274

Issue of ordinary equity shares (net of issue costs)...               1            55             -           56
Profit for the financial year..........................               -             -       239,398      239,398
Balance at March 31, 2003..............................           9,588       553,512       678,628    1,241,728


Details of movements in the number of shares and in the share premium account are set out in Note 12.

The accompanying notes are an integral part of the financial information.


1a    Business activity

     Ryanair Limited and subsidiaries (the Group or Ryanair Limited) has operated as an international airline since it commenced operations in 1985. On August 23, 1996 Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair Limited. On May 16, 1997 Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the Company). Ryanair Holdings plc and subsidiaries are hereafter referred to as Ryanair Holdings plc (the Group or Ryanair Holdings). All trading activity continues to be undertaken by the Group of companies headed by Ryanair Limited.

1b    Significant accounting policies

     The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements. These financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Ireland under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland. Where possible, however, financial information has been presented in accordance with the presentation and terminology of United States (U.S.) GAAP except where such presentation is not consistent with Irish GAAP. A summary of the differences between Irish GAAP and U.S. GAAP as applicable to the Group is set out in Note 30.

Basis of preparation


      Use of estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles in Ireland requires the use of management estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from these estimates.

      The consolidated financial statements are prepared in euro.


      Basis of consolidation

     The Group's consolidated financial statements comprise the consolidated financial statements of Ryanair Holdings plc and its subsidiary undertakings for the years ended March 31, 2001, March 31, 2002 and March 31, 2003.

     The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. Upon the acquisition of a business, fair values are attributed to the separable net assets acquired. In the Company's financial statements, investments in subsidiary undertakings are stated at cost less any amounts written off.

     Goodwill arising on acquisitions prior to March 31, 1998 has been written off against the profit and loss account.

     A separate profit and loss account for the Company is not presented, as provided by Section 3 (2) of the Companies (Amendment) Act 1986. The retained profit for the year attributable to the Company was EURnil (2002: EURNil, 2001:
EURNil).

      Operating revenues

     Operating revenues comprise the invoiced value of airline and other services, net of passenger taxes. Revenue from the sale of flight seats is recognized in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and is included in accrued expenses and other liabilities and released to the profit and loss account as passengers fly. Unused tickets are recognized as revenue on a systematic basis. Ancillary revenues are recognized when the related service is provided.

      Tangible fixed assets and depreciation

     Tangible fixed assets are stated at cost less accumulated depreciation and provisions for impairments, if any. Depreciation is calculated to write off the cost, less estimated residual value, of assets on a straight line basis over their expected useful lives at the following annual rates:



         Plant and equipment..............................................................        20-33.3%
         Fixtures and fittings............................................................             20%
         Motor vehicles...................................................................           33.3%
         Buildings........................................................................              5%


     Aircraft are depreciated on a straight line basis over their estimated useful lives to estimated residual values. The current estimates of useful lives and residual values are:


                               Number of Aircraft at March
            Aircraft Type                31, 2003                     Useful Life              Residual Value

           Boeing 737-200's                 21                   20 years from date of           $1 million
                                                                      manufacture
           Boeing 737-800's                 33                   23 years from date of      15% of original cost
                                                                      manufacture



     An element of the cost of an acquired aircraft is attributed on acquisition to its service potential reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortized over the shorter of the period to the next check (usually between 8 and 12 years for 737-800 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalized and amortized over the shorter of the period to the next check or the remaining life of the aircraft.

     Advance payments and option payments made in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and separately disclosed. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date.

      Financial Fixed Assets

      Financial fixed assets are shown at cost less provisions for impairments, if any.

      Inventories

     Inventories, principally representing rotable aircraft spares, are stated at the lower of cost and net realizable value. Cost is based on invoiced price on an average basis for all stock categories. Net realizable value is calculated as estimated selling price net of estimated selling costs.


      Foreign currency

     Transactions arising in currencies other than the euro are translated into euro at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are generally stated at the rates of exchange prevailing at the year end and all exchange gains or losses are accounted for through the profit and loss account.


      Derivative financial instruments

     The Group enters into transactions in the normal course of business using a variety of derivative financial instruments in order to hedge against its exposures to fluctuating aircraft fuel prices and changes in foreign exchange and interest rates. Derivative financial instruments are utilized to cap aircraft fuel prices, foreign exchange and interest rate exposures. Gains and losses on derivative financial instruments are recognized in the profit and loss account when realized as an offset to the related income or expense, as the Group does not enter into any such transactions for speculative purposes.

      Taxation

     Corporation tax is provided on taxable profits at current rates. Full provision is made for all timing differences at the balance sheet date in accordance with Financial Reporting Standard No. 19 "Deferred Tax." Provision is made at tax rates that are expected to apply in the periods in which the timing differences are expected to reverse.


      Leases

     Assets held under finance leases are capitalized in the balance sheet and are depreciated over their estimated useful lives. The present values of the future lease payments are recorded as obligations under finance leases and the interest element of the lease obligation is charged to the profit and loss account over the period of the lease in proportion to the balances outstanding.

      Expenditure arising under operating leases is charged to the profit and loss account as incurred.


      Aircraft maintenance costs

     The accounting for the cost of providing major airframe and certain engine maintenance checks is described in the accounting policy for tangible fixed assets and depreciation.

      All other maintenance costs are expensed as incurred.


      Pension costs

     The Group operates both defined benefit and defined contribution schemes. In relation to the defined benefit scheme the cost of providing pensions to employees is charged to the profit and loss account on a systematic basis over the service lives of those employees. Pension costs are determined by an actuary by reference to a funding plan and funding assumptions. The regular pension cost is expressed as a substantially level proportion of current and expected future pensionable payroll. Variations from regular cost are spread over the remaining service lives of the current employees.

     To the extent that the pension cost is different from the cash contribution to the pension scheme, a provision or prepayment is recognized in the balance sheet.

      The cost of providing the defined contribution benefit plan is expensed as incurred.

      Statement of cash flows

      Cash represents cash held at bank available on demand, offset by bank overdrafts.

     Liquid resources are current asset investments (other than cash) that are readily convertible into known amounts of cash and restricted cash balances. Liquid resources include investments in commercial paper, certificates of deposit and cash deposit of less than one year.

      New accounting policies and requirements

     Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17") was issued in November 2000. In July 2002, the Accounting Standards Board in the United Kingdom and Ireland deferred the requirement for the full adoption of FRS 17 until the International Accounting Standards board has reconsidered its international standard, IAS 19 "Employee benefits". FRS 17 has accordingly not been adopted in the Group's profit and loss accounts or balance sheets; however, the phased disclosures required by the FRS have been given in Note 24. The Group was required to implement Financial Reporting Standard 18 "Accounting Policies" and Financial Reporting Standard 19 "Deferred tax" in full in fiscal 2002. The adoption of these standards has not, and is not expected to have a material impact on the Group's results.

2     Cash and liquid resources

     The Company's cash and liquid resources included EUR120.9 million held on deposit as collateral for certain derivative financial instruments entered into by the Company to hedge its exposure to adverse movements in currency and interest rates in relation to its current and planned debt financing. (2002:
EURNil, 2001: EURNil).



3     Accounts receivable


                                                               At March 31,   At March 31,   At March 31,
                                                                   2001           2002           2003
                                                                  EUR000        EUR000          EUR000

Trade receivables..................................                9,097        10,690         15,316
Provision for doubtful debts.......................                (402)         (359)          (346)
                                                                   8,695        10,331         14,970



      All amounts fall due within one year.

      The movement in the provision for bad debts is as follows:





                                                                            Additions
                                                           Balance at       charged to                 Balance at
                                                        beginning of year    expenses    Deductions   end of year
                                                             EUR000           EUR000       EUR000        EUR000

Year ended March 31, 2001.............................         432              72         (102)          402
Year ended March 31, 2002.............................         402               -          (43)          359
Year ended March 31, 2003.............................         359               -          (13)          346




4     Tangible fixed assets

                                                                  Hangar &      Plant &    Fixtures &    Motor
                                                  Aircraft        Buildings    Equipment   Fittings    Vehicles      Total
                                                   EUR000          EUR000       EUR000      EUR000      EUR000      EUR000

(ii)  Year ended March 31, 2001
Cost
At March 31, 2000.........................          413,851         5,154        2,030       6,508         776      428,319
Additions.................................          355,030             -          340         982         317      356,669
Disposals.................................                -             -          (6)       (442)        (96)        (544)
At March 31, 2001.........................          768,881         5,154        2,364       7,048         997      784,444

Depreciation
At March 31, 2000.........................          107,922         1,236          967       2,721         441      113,287
Charge for year...........................           55,311           176          375       1,463         381       57,706
Disposals.................................                -             -            -        (67)        (73)        (140)
At March 31, 2001.........................          163,233         1,412        1,342       4,117         749      170,853

Net book value
At March 31, 2001.........................          605,648         3,742        1,022       2,931         248      613,591



                                                                  Hangar &      Plant &    Fixtures &    Motor
                                                  Aircraft        Buildings    Equipment   Fittings    Vehicles      Total
                                                   EUR000          EUR000       EUR000      EUR000      EUR000       EUR000

(iii)  Year ended March 31, 2002
Cost
At March 31, 2001.........................          768,881         5,154        2,364       7,048         997      784,444
Additions.................................          394,813         1,404          363         493         152      397,225
Disposals.................................                -             -            -                   (163)        (163)
At March 31, 2002.........................        1,163,694         6,558        2,727       7,541         986    1,181,506

Depreciation
At March 31, 2001.........................          163,233         1,412        1,342       4,117         749      170,853
Charge for year...........................           56,619           229          409       1,394         359       59,010
Disposals.................................                -             -            -           -       (163)        (163)
At March 31, 2002.........................          219,852         1,641        1,751       5,511         945      229,700

Net book value
At March 31, 2002.........................          943,842         4,917          976       2,030          41      951,806




                                                                                            Fixtures
                                                                Hangar &       Plant &         &        Motor
                                                 Aircraft       Buildings     Equipment     Fittings    Vehicles    Total
                                                   EUR000        EUR000         EUR000       EUR000     EUR000     EUR000

(i)  Year ended March 31, 2003
Cost
At March 31, 2002.........................        1,163,694        6,558         2,727      7,541         986   1,181,506
Additions.................................          474,757          156           663      1,559         345     477,480
Disposals.................................             (42)         (13)             -          -       (635)       (690)
At March 31, 2003.........................        1,638,409        6,701         3,390      9,100         696   1,658,296

Depreciation
At March 31, 2002.........................          219,852        1,641         1,751      5,511         945     229,700
Charge for year...........................           74,683          404           436      1,182         160      76,865
Disposals.................................             (42)          (4)             -          -       (584)       (630)
At March 31, 2003.........................          294,493        2,041         2,187      6,693         521     305,935

Net book value
At March 31, 2003.........................        1,343,916        4,660         1,203      2,407         175   1,352,361


     At March 31, 2003, aircraft with a net book value of EUR1,002,841,729 (March 31, 2002, EUR631,833,409; March 31, 2001, EUR455,650,699) were mortgaged to lenders as security for loans. Under the security arrangements for the Group's new 737-800 aircraft, the Group does not hold legal title to those aircraft while related loan amounts remain outstanding.

     At March 31, 2003, the net book value of fixed assets held under finance leases was EURnil (March 31, 2002, EUR164,590; March 31, 2001, EUR363,313).
Depreciation on these assets for the years ended March 31, 2003, March 31, 2002 and March 31, 2001 amounted to EUR164,590, EUR198,723 and EUR222,435, respectively.

     At March 31, 2003, the cost and net book value of aircraft included EUR259,358,902 in respect of advance payments on aircraft (March 31, 2002:
EUR199,044,581; March 31, 2001, EUR51,488,310;). This amount is not depreciated.

     At March 31, 2003 fixed asset additions of EUR477,480,249  (March 31, 2002:
EUR397,224,883; March 31, 2001: EUR356,669,203) was comprised of assets paid for of EUR469,878,312 (March 31, 2002: EUR372,587,155; March 31, 2001:
EUR356,669,203) and the balance represented unpaid additions.


5     Other assets

                                                                                      At March 31,
                                                                                 2001       2002      2003
                                                                                 EUR000    EUR000    EUR000

           Prepayments....................................................         2,466     3,456     5,679
           Interest Receivable............................................         8,662     6,117     7,013
           Value Added Tax recoverable....................................         1,107     1,462     3,678
                                                                                  12,235    11,035    16,370

      All amounts fall due within one year.



6     Inventories

                                                                                      At March 31,
                                                                               2001        2002       2003
                                                                               EUR000     EUR000     EUR000
           Aircraft spares .........................................            14,336      15,712    21,596
           Duty free and other inventories..........................             1,639       1,413     1,192
                                                                                15,975      17,125    22,788


     There  are  no  material   differences  between  the  replacement  cost  of
inventories and the balance sheet amounts.


7     Accounts payable

      Accounts payable: represents trade creditors payable within one year.

     Accounts payable falling due after one year: consists entirely of the long term obligations arising from an engine maintenance contract.


8     Accrued expenses and other liabilities

                                                                                                  At March 31,
                                                                                          2001        2002        2003
                                                                                          EUR000      EUR000      EUR000

Current:
Accruals...........................................................................        28,924      48,398      48,196
Taxation...........................................................................        31,717      53,341      58,907
Unearned revenue...................................................................        78,765     115,369     144,225
                                                                                          139,406     217,108     251,328


      Taxation above comprises:


                                                                                                  At March 31,
                                                                                          2001        2002        2003
                                                                                          EUR000      EUR000      EUR000
PAYE (payroll taxes)...............................................................         2,766       3,114       3,370
Corporation tax....................................................................         8,830       6,563       9,789
Other tax (including foreign travel duty)..........................................        20,121      43,664      45,748
                                                                                           31,717      53,341      58,907



9     Maturity analysis of long term debt

                                                                                                    March 31,
                                                                                          2001        2002        2003
                                                                                          EUR000      EUR000      EUR000
Due within one year:
Secured debt.......................................................................        27,887      38,799      63,291
Obligations under finance leases...................................................           107           1
                                                                                                                        -
                                                                                           27,994      38,800      63,291
Due between one and two years:
Secured debt ......................................................................        27,111      40,499      66,480
Obligations under finance leases...................................................             1           -           -
Due between two and five years:
Secured debt ......................................................................        91,860     136,545     220,869
Due after five years:
Secured debt.......................................................................       255,784     334,659     486,585
                                                                                          374,756     511,703     773,934
                                                                                          402,750     550,503     837,225



Notes on long term debt other than finance leases

       (i)  June 1996 property facility

     At March 31, 2001, March 31, 2002 and March 31, 2003, the Group had borrowings of EUR158,717, EURnil and EURnil, respectively, arranged through a term loan with Allied Irish Banks plc to finance the purchase of property. The term loan was secured with a first legal charge over the property at Conyngham Road, Dublin 8. The loan was originally drawn down in June 1996. The loan bore interest at 7.61% per annum and was repayable in quarterly installments over five years.


      (ii)  Aircraft Facility

     At March 31, 2001, March 31, 2002 and March 31, 2003, the Group had U.S. dollar borrowings equivalent to EUR402,482,984, EUR540,510,604, and EUR828,233,318, from various financial institutions provided on the basis of guarantees issued by the Export-Import Bank of the United States to finance the acquisition of thirty six Boeing 737-800 "next generation" aircraft. The guarantees are secured with a first fixed mortgage on the delivered aircraft. At March 31, 2003, the Group had taken delivery of thirty three of these aircraft.

      (iii)  CAE Financing

     At March 31, 2001, March31, 2002 and March 31, 2003, the Group had other borrowings of nil, EUR9,990,753 and EUR8,991,678. This loan has been provided by Export Development Canada, a Canadian government agency, to finance the acquisition of an aircraft simulator. The loan was originally drawn down in February 2002. A Canadian governmental guarantee for the financing is secured with a mortgage on the delivered aircraft simulator.


      (iv)  Maturity of long term debt other than finance leases

     The following table sets out the maturities of the loans described above, analyzed by year of repayment:



                Years ending March 31,                                                    At March 31, 2003
                                                                                                     EUR000

                2004................................................................                 63,291
                2005................................................................                 66,480
                2006................................................................                 70,020
                2007................................................................                 73,551
                2008-2016...........................................................                563,883
                                                                                                    837,225





      (v) Analysis of changes in borrowings


                                                                           Total          Total          Total
                                                                           Fiscal         Fiscal         Fiscal
                                          Bank Loans    Finance Leases      2003           2002           2001
                                            EUR000            EUR000       EUR000         EUR000         EUR000

    Opening balance at start of year...      550,502             1         550,503        402,750        121,979
Loans raised to finance
    aircraft/simulator purchases.......      331,502             -         331,502        175,746        292,882
Repayments of amounts borrowed.........      (44,779)           (1)        (44,780)       (27,993)       (12,111)
Closing balance at end of year.........      837,225             -         837,225        550,503        402,750




10    Short term borrowings

                                                                                                At March 31,
                                                                                            2001      2002      2003
                                                                                          EUR000    EUR000    EUR000

Bank overdrafts (represented by unpresented cheques)...............................        5,078     5,505    1,316



11    Provisions for liabilities and charges

                                                                                                At March 31,
                                                                                           2001       2002      2003
                                                                                          EUR000     EUR000    EUR000

Deferred taxation: (see Note 23)
At beginning of year...............................................................        15,279    30,122    49,317
Charge for the year................................................................        14,843    19,195    18,516
At end of year.....................................................................        30,122    49,317    67,833





12    Share capital and share premium account


      (a)  Share Capital

                                                                                                 At March 31,
                                                                                           2001      2002      2003
                                                                                          EUR000    EUR000     EUR000

Authorized:
840,000,000 ordinary equity shares of 1.27 euro cent each..........................        10,668    10,668    10,668

Allotted, called up and fully paid:
724,106,728 ordinary equity shares of 1.27 euro cent each at March 31, 2001 and
755,030,716 ordinary equity shares of 1.27 euro cent each at March 31, 2002 and
755,130,716 ordinary equity shares of 1.27 euro cent each at March 31, 2003........         9,194     9,587     9,588



     On December 7, 2001, the Company implemented a further sub-division of the Company's ordinary shares of EUR2.54 cent into ordinary shares of EUR1.27 cent ("the 2001 stock split"). Both the share capital and earnings per share have been restated to give effect to the 2001 stock split.

     In February 2002 and 2001, EUR187,500,000 and EUR127,600,000 were raised, before deduction of issue costs from the issue of an additional 30,000,000 and 22,000,000 ordinary shares respectively.

     A further 100,000, 923,988 and 1,807,472 ordinary shares were issued during each of the years ended March 31, 2003, 2002 and 2001, respectively, upon the exercise of options.

     The purpose of the March 2000, February 2001 and February 2002 share issues was to raise finance for general corporate purposes, including the Company's aircraft fleet purchase program.


      (b)  Share premium account

                                                                                                            EUR000

Balance at March 31, 2000............................................................................       248,093
Share premium arising on issue of 22,000,000 ordinary shares.........................................       127,321
Share premium arising on issue of 1,807,472 options..................................................           984
Cost of share issue..................................................................................       (4,549)
Balance at March 31, 2001............................................................................       371,849
Share premium arising on issue of 30,000,000 ordinary shares.........................................       187,119
Share premium arising on issue of 923,988 options....................................................           819
Cost of share issue..................................................................................       (6,330)
Balance at March 31, 2002............................................................................       553,457
Share premium arising from the exercise of 100,000 options...........................................            55
Balance at March 31, 2003............................................................................       553,512


      (c)  Share options and share purchase arrangements

     On May 21, 1997 the Group granted seven senior managers options over ordinary shares with an equivalent value of IR GBP200,000 (EUR253,948) each at the Initial Public Offering (the "IPO") strike price of IR GBP1.95 (EUR2.48) less a discount of 10%, resulting in the issue of 717,948 options (equivalent to 2,871,792 after the stock splits in both December, 2001 and February, 2000). Since May 2000, the equivalent of 2,751,460 of these options have been exercised. The remaining options must be exercised within seven years of the date of their grant.

     In addition, the Group adopted a stock option plan (the "Stock Option Plan") following shareholder approval in 1998. Under the Stock Option Plan, current or future employees or executive directors of the Company may be granted options to purchase an aggregate of up to approximately 5% (when aggregated with other ordinary shares over which options are granted which have not been exercised) of the outstanding ordinary shares of Ryanair at an exercise price equal to the market price of the ordinary shares at the time the options are granted. The options could be granted each year between fiscal 1998 and fiscal 2003. The terms of the Stock Option Plan, and the number of ordinary shares subject to options granted under the Stock Option Plan, may be changed from time to time. At March 31, 2003, 26,453,855 options (after taking account of the stock split) remained outstanding under these plans. Options issued under the 1998 plan became exercisable after June 2003. Details of the options outstanding under the stock option plans have been set out below:



                                                                                              Weighted Average
                                                                       Share Options            Exercise Price

Outstanding at March 31, 2000..............................................12,954,490                 EUR1.27
Exercised.................................................................(1,807,472)                 EUR0.56
Granted....................................................................10,708,284                 EUR4.52
Outstanding at March 31, 2001..............................................21,855,302                 EUR2.92
Exercised...................................................................(923,988)                 EUR0.56
Granted.....................................................................1,018,259                 EUR5.88
Expired...................................................................(1,012,942)                 EUR4.55
Outstanding at March 31, 2002..............................................20,936,631                 EUR3.09
Exercised...................................................................(100,000)                 EUR0.56
Granted.....................................................................5,763,407                 EUR5.65
Expired.....................................................................(146,183)                 EUR5.00
Outstanding at March 31, 2003..............................................26,453,855                 EUR3.62



     The mid-market price of Ryanair Holdings plc's ordinary shares on the Irish Stock Exchange at March 31, 2003 was EUR6.19. The highest and lowest prices at which the shares traded on the Irish Stock Exchange in the year ended March 31, 2003 were EUR8.20 and EUR4.95, respectively.

13    Financial Instruments

     Ryanair utilizes financial instruments to reduce exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and aircraft fuel prices. The Group does not enter into these instruments for speculative purposes.

     Derivative financial instruments are contractual agreements whose value reflects price movements in an underlying asset. Ryanair uses derivative financial instruments, where appropriate, to generate the desired effective profile of currency, interest and aircraft fuel price risk.

     Notes 14 to 16 below give details as to the Group's financial instruments held, in accordance with the requirements of Financial Reporting Standard No. 13 "Derivatives and Other Financial Instruments: Disclosures" (the "Standard"). As permitted by this Standard, short term debtors and creditors have been excluded from all numerical disclosures shown in notes 14 to 16.

14    Interest Rate Risk

Financial liabilities

     The interest rate risk profile of Ryanair's financial liabilities at March 31, 2001, 2002 and 2003 was as follows:



                          At March 31, 2001                At March 31, 2002                At March 31, 2003
                       Fixed    Floating    Total       Fixed   Floating     Total      Fixed    Floating     Total
                       EUR000     EUR000    EUR000      EUR000   EUR000      EUR000     EUR000     EUR000     EUR000

Short-term
borrowings........          -      5,078     5,078          -      5,505      5,505          -      1,316      1,316

Current
maturities of
long term debt....     27,887          -    27,887     38,799          -     38,799     63,291          -     63,291

Non-current
maturities of
long term debt....    374,755          -   374,755    511,703          -    511,703    773,934          -    773,934

Finance leases....        108          -       108          1                     1          -          -          -


                      402,750      5,078   407,828    550,503      5,505    556,008    837,225      1,316    838,541




      Average interest rates applicable to fixed financial liabilities shown above are as follows:

                                                                                          Weighted
                  Weighted                            Weighted                             average
                   average                             average                              years
                    years                               years                             remaining
                  remaining                           remaining                              for
                  for which    Weighted                for which   Weighted                which      Weighted
                  interest     average     Total at    interest    average     Total at    interest   average     Total at
                   rate is     interest    March 31,   rate is     interest    March 31,   rate is    interest    March 31,
                    fixed        rate        2001       fixed        rate        2002       fixed       rate        2003
                                           EUR000                               EUR000                             EUR000

Fixed euro
denominated
long term debt.....   10.5       5.06%     402,483        10.3       5.06%     540,511        9.7       5.28%     828,233

Other debt.........<1 year       7.61%         159        10.0       5.81%       9,991        9.0       5.81%       8,992

Finance leases.....<1 year       6.10%         108     <1 year       4.50%           1          -           -           -


                                           402,750                             550,503                            837,225


     All long term euro fixed rate debt shown above matures between 2011 and 2015 (at March 31, 2002: 2011 and 2014; March 31, 2001: 2011 and 2013) and
attracts a range of fixed interest rates of between 4.88% and 5.60% (at March 31, 2002: 4.88% and 5.16%; March 31, 2001: 4.88% and 5.54%).

     Floating interest rates on financial liabilities are generally referenced to inter-bank interest rates (Euribor, Sterling, LIBOR, or US$ LIBOR).

Financial Assets

     The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2003 all of the Group's cash and liquid resources had a maturity of one year or less and attracted a weighted average rate of 2.79% (2002:3.5%, 2001:5.22%). This includes EUR120.9 million held on deposit as collateral for certain derivative financial instruments entered into by the Company to hedge its exposure to adverse movements in currency and interest rates in relation to its current and planned debt financing.



     Interest rates on financial assets are generally based on the appropriate Euribor and Euribor-based bank offered rates.



Other financial instruments

     Ryanair has entered into a series of forward starting interest rate swaps in order to cap interest rate risk which arises in respect of its forecasted draw-downs of long term debt. Details of these are as follows:


                                                                                          Loan        Interest Rate
                                                 Notional Amount   Loan Commencement   Termination        Payable
                                                        EUR000               dates         dates


2003 - Forward starting interest rate swaps............  875,000        2003 - 2005     2015 - 2017     5.63 - 5.75%

2002 - Forward starting interest rate swaps............1,242,573        2002 - 2005     2014 - 2017     5.03 - 5.68%

2001 - Forward starting interest rate swaps............  251,820        2002 - 2003     2014 - 2015     4.83 - 5.03%


15    Currency Rate Risk and Aircraft Fuel Price Risk

Currency rate risk

     Ryanair has exposure to various reporting currencies (principally sterling and US dollars) due to the international nature of its operations. The following table shows the net amount of monetary assets of Ryanair that are not denominated in euro at March 31, 2001, March 31, 2002 and March 31, 2003:


                         At March 31, 2001              At March 31, 2002                At March 31, 2003
                                            euro                           euro                             euro
                      GBP         US$      Equiv       GBP         US$     Equiv       GBP         US$     Equiv
 Monetary assets     GBP000      $000     EUR000     GBP000       $000    EUR000      GBP000      $000     EUR000
Sterling cash
and liquid
resources.........   17,920         -     28,972     24,840          -    40,648     43,344          -     66,464
USD cash and
liquid resources..        -     8,611      9,762          -     11,697    13,286          -      7,240      6,645


     Ryanair also enters into US dollar and sterling currency forward contracts in order to manage functional currency risk which arises on its forecasted aircraft deposit payments, fuel, maintenance and aviation insurance costs, which are primarily denominated in US dollars and certain of its revenue income streams, which arise in sterling. The following table gives details of Ryanair's currency forward contracts as at March 31, 2001, March 31, 2002 and March 31, 2003:


                           At March 31, 2001               At March 31, 2002               At March 31, 2003
Currency Forward                           euro                             euro                           euro
Contracts              GBP        US$     Equiv        GBP        US$       Equiv       GBP        US$     Equiv
                     GBP000      $000     EUR000      GBP000     $000       EUR000    GBP000      $000     EUR000

US dollar
currency forward
contracts for
aircraft
purchases..........       -     65,878    69,055          -     47,498     54,195        -     203,500    189,417

US dollar
currency forward
contracts for
fuel and other
purchases..........       -     61,000    65,455          -     78,032     89,058        -     169,000    156,526

Sterling
currency forward
contracts for
sterling revenues..  61,000          -   103,567     46,500          -     74,772    7,000           -     10,124


Aircraft fuel price risk

     Ryanair enters into derivative contracts to fix the price of its forecasted aircraft fuel purchases. At March 31, 2001, March 31, 2002 and 2003, the following fuel price contracts were outstanding:



                                                                       At March 31,

                                                           2001                  2002                    2003
                                                 (000 Metric Tonnes)     (000 Metric Tonnes)        (000 Metric Tonnes)

Aircraft fuel fixed price contracts                         223                  381                      393



16    Fair Values

     Fair value is the amount for which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation or sale. The following methods and assumptions were used to estimate the fair value of each material class of Ryanair's financial instruments:

                    * Cash and liquid resources, current portions of bank loans and overdrafts: carrying amount approximates to fair value due to the short term nature of these instruments.

                    * Bank loans and finance leases carrying fixed rates of interest: the repayments which Ryanair is committed to make have been discounted at the relevant rates of interest applicable at March 31, 2001, March 31, 2002 and March 31, 2003.

                    * Interest rate contracts: discounted cash flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash flow analyses are based on estimated future interest rates.

                    * Currency forward and aircraft fuel contracts: a comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2001, March 31, 2002 and March 31, 2003 has been made.

      The fair value of Ryanair's financial instruments at March 31, 2001, 2002 and 2003 was as follows:


                            At March 31, 2001            At March 31, 2002            At March 31, 2003
Currency Forward       Carrying                     Carrying                    Carrying
Contracts               amount         Fair value    amount        Fair value    amount        Fair value
                        EUR000          EUR000       EUR000         EUR000       EUR000          EUR000

On balance sheet
instruments

Cash on hand........    61,938          61,938       83,252         83,252       77,866          77,866

Liquid resources....   564,782         564,782      816,023        816,023      982,352         982,352

Short term
borrowings..........    (5,078)         (5,078)      (5,505)        (5,505)      (1,316)         (1,316)

Long term debt......  (402,642)       (459,752)    (550,502)      (616,852)    (837,225)       (912,576)

Finance leases......      (108)           (108)          (1)            (1)           -               -

Derivative
instruments

Forward starting
interest rate swaps
gain/(loss).........         -           3,765            -          3,110            -         (81,024)

US dollar currency
forward  contracts
gain/(loss).........         -          10,119            -            379            -          (9,045)

Sterling currency
forward contracts
gain/(loss).........         -           5,561            -          1,086            -            (925)

Aircraft fuel price
contracts
(loss)/gain.........         -          (1,391)           -          5,918            -            3,306



     All of the derivative instruments shown above were held for hedging purposes. The fair value of the derivative instruments in the table above equates to the net unrealized gains and losses on these instruments which were unrecognized at March 31, 2001, March 31, 2002 and March 31, 2003. On the basis of no movement in fuel prices and exchange rates, these unrealized gains and losses will impact on Ryanair's profit and loss account in the following years:



Off balance                     Total at                             Total at                Total at
sheet             Maturing      March 31,   Maturing     Maturing    March 31,  Maturing     March 31,
instruments        in 2002          2001     in 2003      in 2004       2002     in 2004       2003
                    EUR000        EUR000      EUR000       EUR000      EUR000     EUR000      EUR000

US dollar
currency
forward
contracts
gain/(loss)...      10,119        10,119         379            -         379     (9,045)     (9,045)
Sterling
currency
forward
contracts
gain/(loss)...       5,561         5,561       1,086            -       1,086       (925)       (925)
Aircraft fuel
price
contracts
(loss)/gain...      (1,391)       (1,391)      3,900        2,018       5,918      3,306       3,306

                    14,289        14,289       5,365        2,018       7,383     (6,664)     (6,664)

     Unrealized gains and losses on the Group's forward starting interest rate swaps of EUR81.0 million (at March 31, 2002: EUR3.1 million; March 31, 2001:
EUR3.8 million) will be amortized to the profit and loss account over the eleven year period from the date of the draw-down of the long term debt, as an offset to the related interest expense.

17    Concentrations of credit risk

     The Group's revenues derive principally from airline travel on scheduled and chartered services, car hire, in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

18    Analysis of operating revenues

     All revenues derive from the Group's principal activity as an airline and include scheduled and chartered services, car hire, in-flight and related sales.

     Revenue is analyzed by geographical area (by country of origin) as follows:


                                           Year ended     Year ended March   Year ended March
                                         March 31, 2001       31, 2002           31, 2003
                                             EUR000             EUR000             EUR000

      United Kingdom...............         299,399            355,708            466,749
      Other European countries.....         188,006            268,342            375,759
                                            487,405            624,050            842,508


      Ancillary revenues included in total revenue above comprise:


                                       Year ended March   Year ended March   Year ended March
                                           31, 2001           31, 2002           31, 2003
                                            EUR000             EUR000             EUR000

      Car hire.....................         12,562             18,905             27,615
      In-flight....................         14,186             18,030             23,142
      Internet Income..............          1,023              4,831             12,159
      Non-flight scheduled.........         12,802             16,662             35,291
      Charter......................         13,892             14,631             12,350
                                            54,465             73,059            110,557


      All of the Group's operating profit arises from airline-related activities.

     The major revenue earning assets of the Group are comprised of its aircraft fleet, all of which are registered in Ireland and therefore all profits accrue in Ireland. Since the Group's aircraft fleet is flexibly employed across its route network, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Internet income comprises revenue generated from Ryanair.com, excluding internet car hire revenue, which is included under the heading car hire.

19    Staff numbers and costs

     The average weekly number of employees, including the executive director, during the years presented, analyzed by category, was as follows:


                                          Year ended         Year ended         Year ended
                                        March 31, 2001     March 31, 2002     March 31, 2003

      Flight and cabin crew........           644                792                983
      Sales, operations and
      administration...............           823                755                763
                                            1,467              1,547              1,746



      The aggregate payroll costs of these persons were as follows:

                                           Year ended         Year ended        Year ended
                                         March 31, 2001     March 31, 2002    March 31, 2003
                                              EUR000            EUR000            EUR000

      Wages and salaries and
      related costs......................     55,917               70,551             82,633
      Social welfare costs...............      4,334                6,462              7,835
      Other pension costs................        971                1,227              2,605
                                              61,222               78,240             93,073



20    Other operating expenses


                                               Year ended         Year ended        Year ended
                                              March 31, 2001    March 31, 2002     March 31, 2003
                                                  EUR000            EUR000             EUR000

        Fuel and oil........................      63,468            103,918           128,842
        Maintenance, materials
        and repairs (excluding major
        maintenance checks).................      20,142             26,373            29,709
        Marketing and
        distribution costs..................      21,526             12,356            14,623
        Aircraft rentals....................       7,286              4,021                 -
        Route charges.......................      35,701             46,701            68,406
        Airport & handling charges..........      66,269             84,897           107,994
        Other costs.........................      38,605             45,601            59,522

                                                 252,997            323,867           409,096

      Fuel and oil


     Fuel  and  oil  costs  include  fuel  costs  for   scheduled   services  of
EUR61,645,183, EUR101,390,040 and EUR126,711,235 in respect of the years ended March 31, 2001, March 31, 2002 and March 31, 2003, respectively.

21    Statutory and other information


                                                       Year ended March    Year ended March   Year ended March
                                                            31, 2001            31, 2002           31, 2003
                                                             EUR000             EUR000             EUR000
Directors' emoluments:
Fees..........................................                   96                160                198

Other emoluments, including
consultancy fees, bonus and pension
contributions.................................                  580                694                822

Depreciation of tangible fixed assets.........               57,706             59,010             76,865
Auditors' remuneration (including expenses)...                  121                121                121
Audit related services........................                   65                 35                 75
Taxation services.............................                  181                153                213
Operating lease charges-
Aircraft (note 26 (c)):.......................                7,286              4,021                  -


      (a)  Fees and emoluments - Executive Director


                                                 Year ended March  Year ended March    Year ended
                                                     31, 2001          31, 2002       March 31, 2003
                                                       EUR000           EUR000           EUR000

Basic salary                                           378                474              505
Performance related bonus....................          165                180              228
Pension contributions........................           37                40                49
                                                       580                694              782


      During each year Michael O'Leary was the only executive director.


      (b)  Fees and emoluments-Non executive directors

                                                     Year ended          Year ended        Year ended
                                                   March 31, 2001      March 31, 2002    March 31, 2003
                                                       EUR000              EUR000            EUR000

Fees.........................................            96                  160              198
Emoluments...................................             -                   -                40
                                                         96                  160              238


      At March 31, 2003 there were eleven non-executive directors.

      (c)  Pension benefits


                                                    Transfer Value
                    Increase in Accrued       Equivalent of Increase in           Total Accumulated
   Directors               Benefit                   Accrued Benefit               Accrued Benefit
                  Fiscal     Fiscal    Fiscal    Fiscal    Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
                   2001       2002      2003      2001      2002      2003      2001      2002      2003
                    EUR        EUR       EUR       EUR       EUR       EUR       EUR       EUR       EUR

Michael O'Leary   8,761     15,648    11,216    28,883    53,848    43,919    39,993    57,097    70,394


     There have been no changes in pension benefits provided to directors during the year. No pension benefits are provided for non-executive directors. The executive director is a member of a defined benefit plan. The cost of the death-in-service and disability benefits provided during the accounting year is not included in the above figures. The pension benefits set out above have been computed in accordance with Section 12.43(x) of the Listing Rules of the Irish Stock Exchange. The increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with Actuarial Guidance Note GN11.


      (d)  Shares and share options


      (i)  Shares

     Ryanair Holdings plc is listed on the Irish, London and Nasdaq Stock Exchanges. The beneficial interests of the directors as at March 31, 2003 and of their spouses and minor children are as follows. All figures have been adjusted for the 2:1 share split on December 7, 2001:


                                                         At March 31,      At March 31,      At March 31,
                                                             2001              2002              2003
David Bonderman...............................            7,056,680         7,056,680          7,056,680
Raymond MacSharry.............................                7,280             7,280              7,280
Michael O'Leary...............................           52,000,008        52,000,008         45,000,008
James R. Osborne..............................              705,128           705,128            705,128
Declan F. Ryan................................           25,522,606        21,922,600         19,408,273
T. Anthony Ryan...............................           16,872,868        13,272,878         10,758,535
Richard P. Schifter...........................              664,820           104,820            104,820

     Non-executive directors not referred to above held no shares.

     During fiscal 2001, Irish Air Gen-Par, LP was dissolved and 9,106,400 ordinary shares were distributed to its partners. David Bonderman, chairman of the Group, was the principal partner and prior to the dissolution had a beneficial interest in 7,056,680 shares. Post dissolution he transferred 6,557,460 shares into a trust for the benefit of his children and retained a beneficial interest in 385,600 and 104,820 shares before and after the dissolution respectively.

     On June 10, 2003, Michael O'Leary and Declan F. Ryan each sold 4 million shares at EUR5.95 per share.

     On September 25, 2002, Jeffrey A. Shaw and Cathal M. Ryan retired from the Board of Directors. Declan F. Ryan resigned from the Board of Directors on June 24, 2003.

     (ii) Share options

     The number of share options held by directors at the year end were:


                                                         March 31, 2001        March 31, 2002       March 31, 2003
                                                      Number of Options     Number of Options     Number of Options

*David Bonderman.............................................    50,000                50,000               50,000
*Raymond MacSharry...........................................    50,000                50,000               50,000
*Michael O'Leary.............................................    50,000                50,000               50,000
*James R. Osborne............................................    50,000                50,000               50,000
*Cathal M. Ryan..............................................    50,000                50,000                    -
*Paolo Pietrogrande..........................................    50,000                50,000               50,000
*Declan F. Ryan..............................................    50,000                50,000               50,000
*T. Anthony Ryan.............................................    50,000                50,000               50,000
*Richard P. Schifter.........................................    50,000                50,000               50,000
*Jeffrey A. Shaw.............................................    50,000                50,000                    -
*Kyran McLaughlin............................................    50,000                50,000               50,000
*Michael Horgan..............................................    50,000                50,000               50,000
**Emmanuel Faber.............................................         -                     -               25,000
**Klaus Kirchberger..........................................         -                     -               25,000


      * The share options were granted to these directors at EUR3.70 (the market value at date of grant) during the year ended March 31, 2001 and are exercisable between June 2005 and June 2007.

      ** Emmanuel Faber and Klaus Kirchberger have been appointed to the Board of Directors on September 25, 2002 and the appointments are subject to shareholder approval at the AGM to be held on September 24, 2003. Both directors were granted 25,000 share options at EUR5.65 each, which are exercisable between June 2008 and June 2010.

     Both Cathal M. Ryan and Jeffrey A. Shaw retired as directors at the AGM on September 25, 2002 and did not seek re-election. Accordingly the share options granted to them have lapsed.

22    Interest payable and similar charges


                                                                        Year ended    Year ended     Year ended
                                                                          March 31,    March 31,      March 31,
                                                                            2001         2002           2003
                                                                           EUR000       EUR000         EUR000

Interest repayable on bank loans, wholly repayable
 after five years..............................................               68        19,608         30,886
Interest payable on bank loans repayable after five years......           11,827            -              -
Finance lease and hire purchase charges........................               67             1             -
                                                                          11,962        19,609         30,886


23    Taxation

     The components of income tax expense were as follows:


                                                                        Year ended     Year ended    Year ended
                                                                         March 31,     March 31,      March 31,
                                                                           2001           2002          2003
                                                                          EUR000         EUR000        EUR000
Current corporation tax.....................................               4,062          2,804         6,636
Deferred tax (See Note 11)..................................              14,843         19,195        18,516
                                                                          18,905         21,999        25,152


     All of the deferred tax charge above arose from the origination and reversal of timing differences.

     The following table reconciles the statutory rate of Irish corporation tax to the Group's effective current corporation tax rate.


                                                                         Year ended    Year ended    Year ended
                                                                           March 31,     March 31,      March 31,
                                                                              2001          2002          2003
                                                                                 %             %              %
Statutory rate of Irish corporation tax.....................                   23.0          19.0           15.0
Adjustments for earnings taxed at higher rates..............                      -           1.0            1.0
Adjustments for earnings taxed at lower rates (including those
   qualifying for relief under section 448, TCA 1997) ......                 (12.0)         (7.5)          (5.0)
Capital allowances in excess of depreciation................                  (6.0)         (7.5)          (7.5)
Other timing differences....................................                  (6.0)         (3.4)          (1.0)
Losses carried back to previous years                                           4.3             -              -

Current effective rate of taxation                                              3.3           1.6            2.5

Provision of deferred tax on timing differences                                12.0          11.1            7.0

Total effective rate of taxation                                               15.3          12.7            9.5

     In 1997, the Irish Government made a commitment to reduce headline Irish corporate tax rates (excluding special rates applicable to certain qualifying activities) from the then rate of 36% to a rate of 12.5% by January 1, 2003. Accordingly, Irish corporate tax rates have reduced by 4% per annum since 1997 and at March 31, 2003 stood at 12.5%. The headline corporate tax rate applicable to Ryanair for the fiscal year to March 31, 2003 was 16% for the first nine months of the year, and fell to 12.5% for the final three months of the year, resulting in a composite headline corporate tax rate for Ryanair of 15%.

     At March 31, 2001, March 31, 2002 and March 31, 2003 the Group had no unused net operating losses carry forwards. No deferred tax has been provided on the unremitted earnings of overseas subsidiaries because there is no intention to remit.

     Ryanair.com Limited is engaged in international data processing and reservation services. In these circumstances, Ryanair.com Limited is entitled to claim an effective 10% corporation tax rate on profits derived from qualifying activities in accordance with Section 448 of the Taxes Consolidated Act, 1997. This legislation provides for the continuation of the 10% effective corporation tax rate until 2010.

      The principal components of deferred tax liabilities were as follows:

                                                                      Year ended     Year ended      Year ended
                                                                    March 31, 2001    March 31,    March 31, 2003
                                                                                        2002
                                                                         EUR000        EUR000          EUR000

Aircraft including maintenance provisions, property and
   fixtures and fittings.....................................            29,868        49,063          67,833

Other reversing timing differences principally in relation to
   unearned revenue and foreign exchange adjustments.........               254           254               -

                                                                         30,122        49,317          67,833


     At March 31, 2001, March 31, 2002 and March 31, 2003 the Group had fully provided for deferred tax liabilities. As explained above, profits from certain qualifying activities are levied at an effective 10% rate in Ireland until 2010.

24    Pensions

    The Group operates both a defined benefit and a defined contribution scheme.

    The Group has continued to account for pensions in accordance with the accounting standard SSAP 24 and the disclosures given in (a) below are those required by that standard. A new accounting standard on pensions (Financial Reporting Standard No. 17 "Retirement Benefits" ("FRS 17") was issued in November 2000. In July 2002, the Accounting Standards Board deferred the requirement for the full adoption of FRS 17 until the International Accounting Standards Board has reconsidered its international standard, IAS 19 "Employee Benefits". FRS 17 has, accordingly, not been adopted in the profit and loss account or the balance sheet, however the phased disclosures required by FRS 17 have been outlined in (b) below:


      (a)SSAP 24 disclosures

     Pensions for certain employees are funded through a defined benefit pension scheme, the assets of which are vested in independent trustees for the benefit of employees and their dependants. The contributions are based on the advice of an independent professionally qualified actuary obtained at three yearly intervals. The latest actuarial valuation of the scheme was at December 31, 2000 and used the projected unit method.

      The principal actuarial assumptions used were as follows:

     * Rate of long term investment returns will exceed the rate of pensionable salary increases by 2%,

     * Rate of long term investment returns will exceed the rate of post retirement pension increases by 5%.

     The actuarial report showed that at the valuation date the market value of the scheme's assets was EUR10.3 million which was sufficient to cover more than 100% of the accrued liabilities, based on current earnings and 113% of the accrued liabilities allowing for expected future increases in earnings. The actuarial report recommends payment of contributions at 10% of staff and 12.8% of pilots' pensionable salaries respectively.

     The total pension charge for the Group for the year to March 31, 2003 was EUR2,605,000 of which EUR1,394,000 relates to defined benefit pension schemes. While the actuarial report is not available for public inspection, the results are advised to the members of the scheme.


       (b)        FRS 17 disclosures

     The valuation of Ryanair's defined benefit scheme used for the purposes of the FRS 17 disclosures has been based on the most recent triennial actuarial valuation of the scheme identified above and updated to March 31, 2003 by an independent qualified actuary.

     The financial assumptions used for the Ryanair defined benefit pension scheme are:


                                                         Year ended           Year ended
                                                       March 31, 2002       March 31, 2003
                                                             %                     %
       Rate of general increase in salaries..               4.25                  3.50
       Discount rate.........................               6.25                  5.25
       Rate of price inflation...............               3.25                  2.50


     The assets in the Ryanair pension scheme (excluding additional voluntary contributions) and the expected rates of return were:



                                                          Expected          Value at     Expected          Value at
                                                            Rate            March 31,      Rate            March 31,
                                                         of Return            2002       of Return           2003
                                                             %               EUR000           %             EUR000

    Equities........................................        8.50              7,337        8.50              5,430
    Properties......................................        7.50                713        7.50                458
    Bonds...........................................        5.50              1,834        5.50              1,878
    Cash............................................        3.25                306        3.25                400
    Outstanding contributions at year end (paid
    subsequent to year end).........................           -                 91           -                112
    Total market value of scheme assets.............                         10,281                          8,278
    Actuarial value of scheme liabilities...........                        (9,209)                       (13,343)

    Recoverable surplus/(deficit) in scheme.........                          1,072                        (5,065)
    Related deferred tax (liability)/asset..........                          (134)                            633

    Net pension asset/(liability)...................                            938                        (4,432)


     If these amounts had been recognized in the financial statements, the Group's net assets and revenue reserves would be as follows:


                                                                          At March 31,      At March 31,
                                                                               2002              2003
                                                                              EUR000            EUR000
    Net Assets
    Net assets excluding pension asset..............                         1,002,274         1,241,728
    Net pension asset/(liability)...................                               938           (4,432)

    Net assets including pension asset/(liability)..                         1,003,212         1,237,296

    Revenue reserve
    Revenue reserves per balance sheet..............                           439,230           678,628
    Net FRS 17 pension asset/(liability)............                               938           (4,432)

    Net reserves including pension asset/(liability)                           440,168           674,196

     The following tables set out the components of the defined benefit costs which would have been included in the profit and loss account for the year ended March 31, 2003 if FRS 17 had been applied:


    Included in finance costs                                                    Year ended
                                                                                March 31, 2003
                                                                                     EUR000

    Expected return on pension scheme assets..................                      (795)
    Interest on pension scheme liabilities....................                       509

    Net finance costs.........................................                      (286)

    Included in payroll costs                                                    Year ended
                                                                                March 31, 2003
                                                                                   EUR000

    Current service costs.....................................                       960

                                                                                 Year ended
                                                                                March 31, 2003

    Total costs in accordance with FRS 17.....................                       674


     The analysis of the amounts that would have been recognized in the Statement of Total Recognised Gains and Losses (STRGL) is as follows:


                                                                              March 31, 2003
                                                                                  EUR000
    Actual  return  less  expected  return on  pension  scheme
    assets....................................................                   (2,910)
    Experience losses on scheme liabilities...................                     (784)
    Changes   in   financial   and   demographic   assumptions
    underlying present value of scheme liabilities............                   (1,992)

    Actuarial losses recognized in the STRGL..................                   (5,686)

    Movement in surplus/(deficit) during the year is as follows:

    Surplus in scheme at beginning of year....................                     1,072

    Movement in year
    Current service costs.....................................                     (960)
    Contributions.............................................                       795
    Other finance income/investment return....................                     (286)
    Actuarial losses..........................................                   (5,686)

    Deficit in scheme at end of year..........................                   (5,065)

    History of actuarial gains and losses                                     March 31, 2003
                                                                                  EUR000

    Difference between expected and actual return on assets...                   (2,910)
    Expressed as a percentage of scheme assets................                     (35%)

    Experience losses on scheme liabilities...................                     (784)
    Expressed as a percentage of scheme liabilities...........                      (6%)

    Total actuarial losses....................................                   (5,686)
    Expressed as a percentage of scheme liabilities...........                     (43%)


25    Earnings per share and adjusted earnings per share

     Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2001, March 31, 2002 and March 31, 2003 has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the period, after giving effect to the share split described in Note 12(a).


                                                                   Year ended        Year ended       Year ended
                                                                    March 31,         March 31,       March 31,
                                                                      2001              2002             2003
Basic weighted average number of shares outstanding...........       705,622,802      728,726,484     755,055,374
Dilutive effect of employee share options.....................         8,572,914       11,234,417      11,223,195
Dilutive weighted average number of shares outstanding........       714,195,716      739,960,901     766,278,569

26    Commitments and contingencies

      Commitments:

     (a)On January 24, 2002 the Group entered into a contract with Boeing (the "2002 Boeing contract") pursuant to which the Group will purchase 100 new Boeing 737-800 aircraft, and has additional purchase rights to purchase up to a further 50 such aircraft. The 2002 Boeing contract was approved at an Extraordinary General Meeting held on August 7, 2002. The Group took delivery of the first 5
737-800 aircraft under this contract in the current year and additional deliveries are currently scheduled between 2003-2009. The "Basic Price"

(equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-800 aircraft (defined as a per aircraft airframe price, including engines, plus the per aircraft price for certain optional features agreed between the parties) is US$50,885,100. This "basic price" will be increased by
(a) an estimated US$900,000 per aircraft for certain "buyer-furnished" equipment Ryanair has asked Boeing to purchase and install on each of the aircraft, and
(b) and "Escalation Factor" designed to increase the Basic Price of any individual aircraft by applying a formula which reflects increases in the published US Employment Cost and Producer Price indices between the time the Basic Price was set and the period of six months prior to the delivery of such aircraft.

     Boeing has granted Ryanair certain price concessions with regard to the 737-800 aircraft. These will take the form of credit memoranda to the Group for the amount of such concessions, which Ryanair may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the purchase of the aircraft under the 2002 Boeing Contract. Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Group certain allowances as well as providing other goods and services to the Group on concessionary terms. Those credit memoranda and allowances will effectively reduce the price of each aircraft to Ryanair. As a result the effective price of each aircraft will be significantly below the basic price mentioned above. The total potential commitment to acquire all 150 aircraft, not taking into account such increases or decreases, will be up to US$7.6 billion.

     On January 31, 2003 the company entered into an agreement for the delivery of an additional 22 new Boeing 737-800 series aircraft and exercised 3 of the original 50 options granted in January 2002. This in turn brings the total firm orders with Boeing for 737-800 series aircraft to 125 aircraft and as part of the agreement the number of options remaining was increased from 47 to 125. The same commercial terms apply to the additional firm aircraft ordered and to the additional options granted.

     (b) Under the terms of an aircraft purchase contract dated March 9, 1998 with Boeing "the 1998 Boeing Contract" the Group committed to purchase 25 new 737-800 aircraft and has options to purchase up to an additional 20 such aircraft. The gross price for each aircraft was to be US$46,631,900 including certain equipment purchased and fitted by Boeing on Ryanair's behalf, subject to increase to take into account the "Escalation Factor" reflecting the changes in the US Employment Cost and Producer Price indices and to decrease to take into account certain concessions granted to the Group by Boeing. The total amount committed by Ryanair over the period to January 2003 in respect of the 25 new aircraft, not taking into account any such increases or decreases, was approximately US$1.2 billion. The Group took delivery of the first twenty 737-800 aircraft from fiscal 1999 to 2002, and a further five aircraft were delivered during fiscal 2003. Three options were converted to firm purchases during the year. All additional option aircraft have now been cancelled at no cost to Ryanair.

     (c ) The Group incurred expenses of EURnil in respect of operating lease rentals for the year ended March 31, 2003 (2002: EUR4,020,678) (2001: EUR 7,285,674) which are included in the profit and loss account. Such expenses consisted entirely of short term leases of aircraft.

     (d) Commitments resulting from the use of derivative financial instruments by the Group are described in notes 13-16.

      Contingencies:

     (e) The Group is engaged in litigation arising in the ordinary course of its business. Except as otherwise described below, management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations of financial position.

     (f) The company has provided EUR51.3 million in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans and bank advances.

     (g) In order to avail of the exemption contained in Section 17 of the Companies (Amendment) Act, 1986, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. Details of the Group's principal subsidiaries have been included at note 29. The additional Irish subsidiary covered by this exemption which is not listed as a principal subsidiary at note 29 is Airport Marketing Services Limited.

     (h) The Group has EUR120.9 million held on deposit as collateral for certain derivative financial instruments to hedge its exposure to adverse movements in currency and interest rates in relation to its current and planned debt financing.

     (i) On December 11, 2002, the European Commission announced the launch of an investigation into the April 2001 agreement between Ryanair and Brussels (Charleroi) airport and the government of the Walloon region of Belgium, which allowed Ryanair to launch new routes from and base up to four aircraft at Brussels (Charleroi) airport. In return, the agreement provides Ryanair with concessions for landing and handling charges, as well as training and accommodation grants and a contribution to certain marketing costs. The European Commission is investigating whether this agreement constitutes illegal state aid for Ryanair.

     Ryanair believes that these arrangements do not constitute illegal state aid, because the arrangements were not exclusive to Ryanair, and were similar to other arrangements entered into by Ryanair with non-state owned airports. In the unlikely event that the European Commission determined that the arrangements constituted illegal state aid, Ryanair could be required to repay accommodation, training grants and new route launch marketing supports of EUR250,000, EUR768,000 and EUR1.44 million respectively, and if the Company were required to pay the published charges and not the normal discounted rate that applies this could amount to approximately EUR2.6 million for landing and handling charges and approximately EUR2.2 million of marketing support on an annualized basis since the launch of the base in April 2001. Ryanair believes, however, that the arrangements did not constitute state aid and that the possibility of these potential payments is unlikely. Accordingly, no such amounts have been provided for by Ryanair.

27    Notes to cash flow statements

      (a) Reconciliation of operating profit to net cash inflow from operating activities


                                                                       Year ended      Year ended       Year ended
                                                                      March 31, 2001  March 31, 2002   March 31, 2003
                                                                          EUR000           EUR000          EUR000

Operating profit.......................................................   114,011         162,933         263,474
Foreign exchange gains.................................................     1,621             975             628
Depreciation of tangible fixed assets..................................    57,706          59,010          76,865
(Increase) in inventories..............................................   (2,042)         (1,150)         (5,663)
Decrease/(Increase) in accounts receivable.............................    13,279         (1,636)         (4,639)
(Increase) in other assets.............................................     (393)         (1,445)         (4,143)
Increase in accounts payable...........................................     7,137          16,781          14,825
Increase in accrued expenses and other liabilities.....................    38,483          73,641           9,656
Net cash inflow from operating activities..............................   229,802         309,109         351,003


      (b)  Analysis of cash and liquid resources balances

                                                                       March 31, 2001   March 31, 2002  March 31, 2003
                                                                           EUR000          EUR000           EUR000
Cash at bank, available on demand net of overdraft..........               56,860          77,747           76,550
Liquid resources ...........................................              564,782         816,023          982,352
Total cash and liquid resources.............................              621,642         893,770        1,058,902


      Liquid resources comprise bank fixed deposits with maturities of greater than one day.

      (c)  Analysis of movements in liquid resources

                                                          Year ended March    Year ended March      Year ended
                                                              31, 2001            31, 2002        March 31, 2003
                                                               EUR000               EUR000            EUR000
Liquid resources at beginning of year.................        334,149              564,782           816,023
Increase in year......................................        230,633              251,241           166,329

Liquid resources at end of year.......................        564,782              816,023           982,352


      (d)  Analysis of movements in cash


                                                                                Year ended
                                                                              March 31, 2001
                                                              Cash at              Bank
                                                                Bank             Overdraft            Total
                                                               EUR000             EUR000              EUR000
At beginning of year..................................         21,099             (3,780)             17,319
Net cash inflow.......................................         40,839             (1,298)             39,541
At end of year........................................         61,938             (5,078)             56,860


                                                                                Year ended
                                                                              March 31, 2002
                                                              Cash at              Bank
                                                                Bank             Overdraft             Total
                                                               EUR000             EUR000              EUR000
At beginning of year..................................         61,938             (5,078)             56,860
Net cash inflow.......................................         21,314               (427)             20,887
At end of year........................................         83,252             (5,505)             77,747

                                                                                    Year ended
                                                                                   March 31, 2003
                                                                Cash at                 Bank
                                                                 Bank                Overdraft            Total

                                                                EUR000                EUR000              EUR000
At beginning of year..................................          83,252                (5,505)             77,747
Net cash (outflow)....................................          (5,386)                4,189              (1,197)
At end of year........................................          77,866                (1,316)             76,550


      (e)  Reconciliation of net cash flow to movement in net funds


                                                          Year ended March       Year ended         Year ended
                                                              31, 2001         March 31, 2002     March 31, 2003
                                                               EUR000              EUR000            EUR000

Increase/(decrease) in cash in year..........................  39,541              20,887             (1,197)
Movement in liquid resources................................. 230,633             251,241            166,329
Cash flow from (increase) in debt............................(281,057)           (147,860)          (286,723)
Movement in net (debt)/funds resulting from cash flows....... (10,883)            124,268           (121,591)
Movement in finance leases...................................     286                 107                  1
Movement in net (debt)/funds in the year..................... (10,597)            124,375           (121,590)
Net funds at beginning of year............................... 229,489             218,892            343,267
Net funds at end of year..................................... 218,892             343,267            221,677

     Net debt consists of borrowings less cash and liquid resources. Net funds arise when cash and liquid resources exceed debt.



28    Post balance sheet events (unaudited)

     On April 10, 2003, Ryanair Holdings plc acquired certain assets of KLM UK Ltd ("Buzz") for the sum of EUR20.1 million. Those assets primarily comprised leases on six Boeing 737-300's, four Bae146-200's, up to 110 employees, certain trademarks, domain names, equipment, fixtures and fittings, and the transfer of certain landing and take off slots at Stansted Airport. The leases on the six Boeing 737-300's were novated to Buzz Stansted Ltd, a subsidiary of the Group post year-end. These leases expire between 2010 and 2011, however the leases can be terminated 48 months prior to the expiry date by the exercise of an early termination option. The four Bae146-200 aircraft have been subleased by Buzz Stansted Ltd from KLM Royal Dutch Airlines for the period from April 11, 2003 to March 31, 2004. As part of this transaction, Ryanair recorded goodwill amounting to EUR46.7 million, comprising the purchase price of EUR20.1 million for the fair value of the assets acquired and excess onerous lease costs of EUR26.6 million, arising on the leased aircraft taken over, as these costs were substantially higher than existing market rates for leases on similar aircraft. Ryanair also recorded exceptional costs of EUR3.1 million relating to this transaction, representing Buzz's operating costs from April 10, 2003 to May 1, 2003, while staff were being retrained and an air operators' certificate was being processed. As part of this acquisition, the Company also gave a guarantee to the Civil Aviation Authority regarding the payment and discharge of all liabilities of Buzz Stansted Ltd. The guarantee amounts to StgGBP12m and is required by the Civil Aviation Authority (CAA) for Buzz Stansted Ltd to obtain and maintain an operating licence in the United Kingdom. In accordance with US GAAP the Company will perform a valuation of the Buzz assets acquired, to attribute value to separable intangible assets, which are likely, for example, to include airport slots and trademarks. Pro-forma disclosures relating to Buzz have not been provided as these are not meaningful in the context of the current use of the assets acquired.

29    Subsidiary undertakings and acquisitions during the period


      (a) The following are the principal subsidiary undertakings of Ryanair Holdings plc:


                                    Effective date of
           Name                acquisition/incorporation           Registered Office      Nature of Business

Ryanair Limited                          August 23, 1996      Corporate Headquarters      Airline operator
                                           (acquisition)              Dublin Airport
                                                                           Co Dublin

Darley Investments                       August 23, 1996      Corporate Headquarters      Investment holding
   Limited*                                (acquisition)              Dublin Airport      company
                                                                           Co Dublin

Ryanair.com                              August 23, 1996      Corporate Headquarters      International data
   Limited*                                (acquisition)              Dublin Airport      processing and
                                                                           Co Dublin      reservations services


* These subsidiaries are wholly owned by Ryanair Limited, which in turn is wholly owned by Ryanair Holdings plc. All of the above subsidiaries are 100% owned by the Group. The shares owned by the Group comprise one class (ordinary shares) in respect of each subsidiary.

     Information regarding all other subsidiaries will be filed with the Company's next Annual Return as provided for by S.16 (3)(a) of Companies (Amendment)Act, 1986.

     In accordance with the basis of consolidation policy described in Note 1b, the subsidiary undertakings referred to above have been consolidated in the respective financial statements of Ryanair Holdings plc from the date of acquisition.

     30 Summary of differences between Irish and United States generally accepted accounting principles


      (a)  Significant differences

     The financial statements of Ryanair Holdings plc are prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Ireland which differ significantly in certain respects from those generally accepted in the United States (US GAAP). These significant differences are described below:


    (i)  Deferred tax

     Under Irish GAAP, Ryanair Holdings plc provides for deferred taxation using the full liability method on all material timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognized to the extent that they are regarded as recoverable. Under US GAAP, as set out in Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," deferred taxation is provided on all temporary differences between the financial statement carrying value of assets and liabilities and the tax value of such assets and liabilities on a full provision basis. Deferred tax assets are recognized if their realization is considered to be more likely than not. The differences in these accounting treatments have not resulted in any material reconciling items for US GAAP purposes.


    (ii)  Accounting for derivatives

     Under Irish GAAP, unrealized gains and losses on derivative financial instruments utilized for hedging purposes are deferred and recognized in the profit and loss account when realized, as an offset to the related income or expense being hedged.

     Effective April 1, 2001 Ryanair adopted SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended by SFAS No.137 and
138. SFAS No. 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes are recognized in earnings immediately. SFAS No.133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

     For periods prior to April 1, 2001, Ryanair's derivative financial instruments, excluding certain foreign exchange contracts purchased to offset the Group's foreign currency exposure, were accounted for together with the underlying business transactions ("hedge accounting"). Gains and losses on these derivative financial instruments were deferred off-balance sheet and were recognized as a component of the related transactions, when recorded (the "deferral method"). Certain of Ryanair's foreign exchange contracts did not qualify for hedge accounting, which resulted in gains or losses being recorded currently in earnings.


     As a result of adopting SFAS No. 133, Ryanair recorded a transition adjustment of EUR0.7 million (gain) in other comprehensive income to record the fair value of its cash flow hedges. Since April 1, 2001, Ryanair has qualified for hedge accounting under SFAS No. 133 for all of its derivative financial instruments. Ryanair's US dollar currency forward contracts for aircraft purchases are accounted for as fair value hedges. All other derivative financial instruments are accounted for as cash flow hedges. There was no material ineffectiveness recorded for either cash flow or fair value hedges during the current and preceding years or at transition. The maximum length of time over which the Group is hedging its exposure to the variability in future cash flows for forecasted transactions is 12 years. Of the EUR81.6 million loss (net of EUR11.7 million of tax) recorded at March 31, 2003 in other comprehensive income, EUR5.9 million is expected to be reclassified into earnings within the next 12 months.

    (iii)  August 1996 transaction

     Under U.S. GAAP, acquisition accounting does not apply in respect of the August 1996 transaction by which Ryanair Holdings plc acquired the entire issued share capital of Ryanair Limited because there has been no change in control. Accordingly, under U.S. GAAP, Ryanair Holdings plc presents assets and liabilities using the historical predecessor cost basis in Ryanair Limited.

     Under Irish GAAP, the August 1996 transaction is accounted for as an acquisition by Ryanair Holdings plc of Ryanair Limited and the assets and liabilities are recorded at their fair values on that date. As the fair value of the aircraft was higher than its cost basis in Ryanair Limited the depreciation charge in the period subsequent to August 1996 is higher under Irish GAAP than under U.S. GAAP.

     Under Irish GAAP, the difference between the fair value of the acquired assets and liabilities and the consideration is recorded as goodwill and written off directly against reserves. Under U.S. GAAP the consideration paid in connection with the transaction is recorded as a reduction in shareholders' equity.


    (iv)  Darley Investments Limited

     Under Irish GAAP, the acquisition of Darley Investments Limited ("Darley") at March 31, 1996 has been treated as an acquisition and the acquired assets and liabilities have been recorded in the consolidated financial statements of Ryanair Limited at their fair values.

     Under Irish GAAP, the assets acquired were recorded at their fair values and a fair value adjustment on the headquarters building of EUR844,915 arose. Under U.S. GAAP, the assets are presented at historical cost and consequently, additional depreciation on the fair value adjustment on the headquarters building is not recorded.


    (v)  Acquisition of certain aircraft

     Under Irish GAAP, the aggregate consideration of U.S.$25 million paid by Ryanair Limited to Northill Limited in August 1994 in respect of the acquisition of four aircraft is included in fixed assets as aircraft cost.

     Under U.S. GAAP, as Northill Limited was controlled by T.A. Ryan, a connected person with the controlling shareholders of Ryanair Limited, the cost of the aircraft is recorded based on their cost to Northill Limited of U.S.$22 million and the difference between that cost and the amount paid by Ryanair Limited to Northill Limited is treated as a reduction of shareholders' equity.


    (vi)  Pensions

     Under Irish GAAP, plan assets are valued on the basis of discounted present value of expected future income. US GAAP requires that plan assets are valued by reference to their market value. Under Irish GAAP, pension costs for defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods which produce the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP requires the use of the projected unit credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, as adjusted to reflect any unrecognized obligations or assets. Under Irish GAAP, the measurement of plan assets and obligations may be based on the most recent actuarial valuation. Under US GAAP, calculations must be made as of the date of the financial statements or a date not more than three months prior to that date. Under US GAAP, where the accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension to employee service rendered, based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognized in the statement of financial position. Under Irish GAAP, such deficiencies are usually recognized over the remaining average service lives of the employees by way of increased contribution rates except where a major event or transaction has occurred which has not been allowed for in the actuarial assumptions, giving rise to a material deficit necessitating significant additional contributions to the scheme. In such circumstances, a material deficit so arising may be recognized over a shorter period.

     Under Irish GAAP, pension credits are not recognized in the financial statements unless a refund of, or reduction in, contributions is likely. Under US GAAP, a negative pension cost may arise where a significant unrecognized net asset or gain exists at the time of implementation. This is required to be amortized on a straight line basis over the average remaining service period of employees. Note 24 to the financial statements gives the Group pension disclosure under Irish GAAP.

     For the purposes of disclosure requirements under US GAAP, the pension cost of the Group's retirement plan has been restated in the following tables, which are presented in accordance with the requirements of SFAS 132.



                                                                 Year ended March    Year ended March    Year ended March
                                                                     31, 2001            31, 2002            31, 2003
                                                                      EUR000              EUR000              EUR000
Projected benefit obligation at beginning of year........              6,793               8,782              10,819
Service Cost.............................................                740                 951                 797
Interest Cost............................................                453                 443                 655
Employee contributions...................................                463                 485                 558
Actuarial loss...........................................                729                 826               1,576
Benefits paid............................................               (396)               (668)               (138)
Projected benefit obligation at end of year..............              8,782              10,819              14,267

Change in plan assets                                            Year ended March    Year ended March    Year ended March
                                                                      31, 2001            31, 2002            31, 2003
Fair value of scheme assets at beginning of year.........              9,690              10,273               9,927
Actual return on assets..................................                (52)               (758)             (2,115)
Employer contributions paid..............................                568                 595                 672
Employee contributions paid..............................                463                 485                 558
Benefits paid............................................               (396)               (668)               (138)
Fair value of scheme assets at end of year...............             10,273               9,927               8,904

      The funded status of the Group's retirement plan under SFAS No. 132 is as follows:

                                                                  Year ended          Year ended          Year ended
                                                                 March 31, 2001      March 31, 2002      March 31, 2003

Actuarial present value of vested benefit obligations.........        6,595               8,777              12,390
Accumulated benefit obligations...............................        6,595               8,777              12,390

Projected benefit obligations.................................       (8,782)            (10,819)            (14,267)
Plan assets at fair value.....................................       10,273               9,927               8,904
Plan assets in excess of benefit obligations..................        1,491                (892)             (5,363)
Unrecognized net (loss)/gain..................................         (272)              2,261               6,698
Unrecognized net obligation on implementation.................          268                 238                 208
Prepaid pension cost..........................................        1,487               1,607               1,543

      Plan assets consist primarily of investments in Irish and overseas equity and fixed interest securities.

      The principal assumptions used in the plan for SFAS No. 132 purposes were as follows:



                                                               Year ended          Year ended         Year ended
                                                             March 31, 2001      March 31, 2002     March 31, 2003
                                                                    %                  %                   %

Discount rate.........................................           6.00                6.25                6.25
Rate of increase in remuneration......................           4.00                4.25                4.25
Expected long term rate of return on assets...........           9.00                9.00                7.75


      The net periodic pension cost in accordance with SFAS No. 132 for the fiscal years ended March 31, 2001, 2002 and 2003 comprised:


                                                                    Year ended         Year ended          Year ended
                                                                   March 31, 2001     March 31, 2002      March 31, 2003
                                                                       EUR000             EUR000              EUR000

Service cost - present value of benefits earned during
the year..................................................                740                951                797
Interest cost on projected benefit obligations............                453                443                655
Expected return/(loss) on assets..........................                 52                737             (2,115)
Deferrals and amortization................................             (1,014)            (1,655)             1,360
Net periodic pension cost.................................                231                476                697



    (vii)  Employment grants

     Under Irish GAAP, employment grants paid by an Irish government agency are recognized in the profit and loss account on receipt and a contingent liability is disclosed for amounts which may become repayable in certain predefined circumstances.

     Under US GAAP, these revenues are recognized in the profit and loss account over the period for which minimum employment levels apply under the terms of the agreement and the unamortized balance is treated as deferred income.


    (viii)  Share option compensation expense

     Under US GAAP, any excess of the fair market value over the exercise price under a share option plan on the date of the grant is recognized as compensation expense over the period the services are provided. Under Irish GAAP, in effect in May 1997, when these share options were granted, compensation was not recognized for stock issued at a price less than market price.

     Under US GAAP, the Group applies Accounting Principles Board Opinion No. 25 (APB 25) in accounting for its stock option plans and, accordingly, except for the grant in May 1997, no compensation cost has been recognized for its stock option grants. Had Ryanair Holdings plc determined compensation cost based on the fair value of the options at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 (SFAS 123), its U.S. GAAP net income would have been reduced by EUR15,099,003, EUR2,222,730 and EUR8,699,556 for the years ended March 31, 2003, March 31, 2002 and March 31, 2001, respectively, and the corresponding earnings per share and diluted earnings per share would have been reduced by EUR1.99 euro cent and EUR0.30 euro cent and EUR1.23 cent per share, respectively, in the years ended March 31, 2003, 2002 and 2001, as presented below.


                                                                              Year ended   Year ended    Year ended
                                                                               March 31,     March 31,     March 31,
                                                                                 2001         2002          2003
                                                                                EUR000       EUR000         EUR000

Net income in accordance with US GAAP (as reported)......................      112,388       155,549       241,810
Deduct:  total stock based employee compensation expense as determined
under fair-value method..................................................      (8,700)       (2,223)      (15,099)
Pro-forma net income.....................................................      103,688       153,326       226,711

Basic earnings per ordinary share (as reported)..........................      EUR0.15       EUR0.21      EUR0.32
Pro-forma basic earnings per ordinary share..............................      EUR0.13       EUR0.21      EUR0.30
Diluted earnings per ordinary share (as reported)........................      EUR0.15       EUR0.20      EUR0.31
Pro-forma diluted earning per ordinary share.............................      EUR0.13       EUR0.20      EUR0.29




     The weighted average fair value of the individual options granted during the years ended March 31, 2001, 2002, and 2003 is estimated based on the following assumptions.



                                                  Options Granted

Date Granted..........           Jun 26,        Jun 26,       Nov 9,        Nov 30,         Jul 5,           Jul 3,
                                   2000           2000         2000           2000           2001             2002
Date of earliest exercise        Jun 23,        Jun 23,      Jun 23,        Jun 30,        Jun 23,          Jun 23,
                                   2003           2003         2003           2005           2003             2003
Fair Value............          EUR3.24        EUR3.83      EUR5.32        EUR5.42        EUR2.18           EUR2.61
Assumptions:
Risk-free interest rate          5.69%          5.55%         5.41%          5.14%          4.48%             4.11%
Volatility............             40%            40%           40%            40%            40%               40%
Dividend Yield........             Nil            Nil           Nil            Nil            Nil               Nil
Maximum life (years)..             7.0            7.0           6.6            6.6            7.0               7.0



    (ix)  Investments

     The Group held one investment in a publicly quoted company in 2001. Under Irish GAAP this investment, which was held for the long term and not traded, was recorded in the Company's balance sheet at cost, within the caption 'Financial assets'. Profits or losses arising on disposal are booked in the profit and loss account when the shares are sold and represent the difference between sales proceeds and cost of purchase. Under U.S. GAAP equity securities must be designated as trading or available for sale securities. Ryanair's investments were classified as available for sale securities and were marked to market with gains or losses arising taken to the Statement of Shareholders' Equity. Under US GAAP the gain or loss arising on the ultimate sale of available for sale securities is recognized in the income statement.


    (x)  Capitalized interest

     Under US GAAP interest costs associated with the cost of acquiring and making ready for their intended use certain 'qualifying' assets must be capitalized as part of the acquisition cost of the asset. Ryanair makes deposits in respect of its aircraft acquisition program and in accordance with US GAAP capitalizes interest costs which could have been avoided if the expenditure had not been made.

     Under Irish GAAP there is no mandatory requirement to capitalize interest costs in such circumstances.


      (b)  Net income under U.S. GAAP

                                                                             Year ended    Year ended    Year ended
                                                                              March 31,      March 31,    March 31,
                                                                                2001          2002          2003
                                                                               EUR000        EUR000        EUR000
Profit for the financial year as reported in the consolidated profit and loss accounts and in accordance with Irish GAAP
                                                                               104,483       150,375       239,398
Adjustments:
Pensions.................................................................          740           751           697
Derivative financial instruments.........................................        6,803             -       (4,189)
Employment grants........................................................          401           464           469
Capitalized interest re aircraft acquisition program.....................            -         5,027         5,262
Depreciation on tangible fixed assets:
-basis of accounting for August 1996 transaction.........................        1,531             -             -
-basis of accounting for aircraft acquired from Northill Limited.........          179             -             -
Darley Investments Limited...............................................           88            88            88
Taxation-effect of above adjustments.....................................      (1,837)       (1,156)            85
Net income in accordance with U.S. GAAP..................................      112,388       155,549       241,810

      (c) Shareholders' equity



                                                                              Year ended       Year ended       Year ended
                                                                          March 31, 2001    March 31, 2002   March 31, 2003
                                                                              EUR000            EUR000             EUR000

Shareholders' equity as reported in the consolidated balance sheets
   (Irish GAAP)                                                                669,898        1,002,274       1,241,728
Adjustments:
Pension..................................................................        1,663            2,414           3,111
Employment grants........................................................        (933)            (469)               -
Capitalized interest re aircraft acquisition program.....................            -            5,027          10,289
Darley Investments Limited...............................................        (415)            (327)           (239)
Minimum pension liability (net of tax)(i)................................            -                -         (2,656)
Investments..............................................................          588                -               -
Unrealized gains/(losses) on derivative financial instruments(net of
tax)(ii).................................................................        4,189           12,448        (73,371)
Tax effect of above adjustments..........................................        (604)          (1,760)         (1,675)
Shareholders' equity as adjusted to accord with U.S. GAAP................      674,386        1,019,607       1,177,187
Opening shareholders' equity under U.S. GAAP.............................      439,340          674,386       1,019,607

Comprehensive Income
Investments..............................................................      (1,400)            (588)               -
Minimum pension liability (net of tax)...................................            -                -         (2,656)
Unrealized gains/(losses) on derivative financial instruments............            -            8,259        (81,630)
Net income in accordance with U.S. GAAP..................................      112,388          155,549         241,810
Total comprehensive income...............................................      110,988          163,220         157,524
Stock issued for cash....................................................      124,058          182,001              56
Closing shareholders' equity under U.S. GAAP.............................      674,386        1,019,607       1,177,187

(i)  Minimum pension liability net of tax of EUR379,428.
(ii) Unrealized gains/(losses) on derivative financial instruments net of tax of EUR598,428 in March 2001 (2002: EUR1,778,286; 2003: EUR10,481,571).

      (d)  Total assets


                                                                        Year ended March      Year ended       Year ended
                                                                            31, 2001        March 31, 2002   March 31, 2003
                                                                             EUR000             EUR000           EUR000

Total assets as reported in the consolidated balance sheets
(Irish GAAP)
                                                                           1,277,252         1,889,572        2,466,707
Adjustments:
Pension.................................................................       1,663             2,414            3,111
Darley Investments Limited..............................................       (415)             (327)            (239)
Capitalized interest re aircraft acquisition program ...................           -             5,027           10,289
Investments.............................................................         588                 -                -
Total assets as adjusted to accord with U.S. GAAP.......................   1,279,088         1,896,686        2,479,868

      (e)  Cash flows

     In accordance with Irish GAAP, the Group complies with Financial Reporting Standard No. 1-"Cash flow statements" (FRS 1). Its objective and principles are similar to those set out in SFAS No. 95 "Statement of Cash Flows." The principal difference between the standards is in respect of classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and
(c) financing.

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. In addition, under FRS 1, cash and liquid resources include short term borrowings repayable on demand. SFAS No. 95 requires movements in such borrowings to be included in financing activities.


      Disclosure of accounting policy

     For the purposes of cash flows under US GAAP, the Group considers all highly liquid deposits with a maturity of three months or less to be cash equivalents. Under Irish GAAP, cash represents cash held at bank available on demand, offset by bank overdrafts, and liquid resources comprise bank fixed deposits with maturities of greater than one day.

     Under Irish and US GAAP, transactions that are undertaken to hedge another transaction are reported under the same classification as the underlying transaction that is the subject of the hedge.

      A summarized consolidated cash flow under US GAAP is as follows:

                                                                     Year ended        Year ended     Year ended
                                                                      March 31,         March 31,      March 31,
                                                                        2001              2002            2003
                                                                       EUR000            EUR000          EUR000

Cash inflow from operating activities.....................            221,558           314,398          348,200
Cash (outflow) from investing activities..................           (360,056)         (551,146)        (575,806)
Cash inflow from financing activities.....................            406,127           330,181          282,590

Increase in cash and cash equivalents.....................            267,629            93,433           54,984
Cash and cash equivalents at beginning of year............            121,430           389,059          482,492

Cash and cash equivalents at end of year*.................            389,059           482,492          537,476

* The company's cash outflow from investing activities includes an increase in restricted cash balances at March 31, 2001, March 31, 2002 and March 31, 2003 of nil, nil and EUR120.9 million to hedge its exposure to adverse movements in currency and interest rates in relation to its current and planned debt financing.

     The following table reconciles cash and cash equivalents as presented under U.S. and liquid resources as presented under Irish GAAP:


                                                                       Year ended       Year ended       Year ended
                                                                        March 31,        March 31,        March 31,
                                                                          2001             2002             2003
                                                                         EUR000           EUR000           EUR000

Cash and cash equivalents under U.S. GAAP........................        389,059          482,492          537,476
Restricted cash..................................................              -                -          120,890
Deposits with a maturity between three and six months............        237,661          416,783          401,852

Cash and liquid resources under Irish GAAP.......................        626,720          899,275        1,060,218

     Supplemental schedule of Non-Cash Investing and Financing Activities.

     The Group did not enter into capital leases for new fixtures and fittings, plant and equipment and motor vehicles during the current or preceding fiscal year. Principal payments under lease obligations entered into prior to March 31, 2003 totaled EUR1,000 (March 31, 2002: EUR107,000; March 31, 2001: EUR286,500)
for the year.

      (f)  Profit and loss account as presented under US GAAP

                                                                     Year ended     Year ended   Year ended
                                                                      March 31,       March 31,    March 31,
                                                                        2001            2002        2003
                                                                       EUR000          EUR000      EUR000
Operating revenues
Scheduled revenues............................................         432,940        550,991     731,951
Ancillary revenues............................................          54,465         73,059     110,557

Total operating revenues-continuing operations................         487,405        624,050     842,508

Operating expenses
Staff costs                                                           (60,081)       (77,025)    (91,907)
Depreciation and amortization.................................        (57,465)       (59,010)    (76,865)
Other operating expenses......................................       (252,909)      (323,779)   (409,008)

Total operating expenses......................................       (370,455)      (459,814)   (577,780)

Operating income-continuing operations........................         116,950        164,236     264,728

Other income/(expenses)
Interest receivable and similar income........................          19,666         27,548      31,363
Interest payable and similar charges..........................        (11,962)       (14,582)    (25,624)
Foreign exchange gains/(losses)...............................           8,424            975     (3,561)
Gain on disposal of fixed assets..............................              52            527        (29)

Total other income/(expenses).................................          16,180         14,468       2,149

Income before taxation........................................         133,130        178,704     266,877
Taxation......................................................        (20,742)       (23,155)    (25,067)
Net income....................................................         112,388        155,549     241,810
Basic earnings per ordinary share (euro cent).................              15             21          32
Diluted earnings per share (euro cent)........................              15             20          31

No. of ordinary shares (in '000's)............................         705,623        728,726     755,055
Diluted no of ordinary shares (in '000's).....................         714,196        739,961     766,279


Total comprehensive income amounted to EUR157.5 million, EUR163.2 million and EUR111.0 million in the year ending March 31, 2003, 2002 and 2001 respectively.

      (g)  New US accounting pronouncements

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which revises the accounting for purchased goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortized, but are instead tested for impairment at least annually. Intangible assets with indefinite lives are tested for impairment by comparing the fair value of the intangible asset with its carrying value. Any excess of carrying value over fair value is recognized as an impairment loss. SFAS No. 142 requires a two-step impairment test for goodwill. The first step is to identify reporting units within the business and compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then the second step is required to be completed, which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. A company applying SFAS No. 142 is required to complete a "transitional" impairment test for goodwill as of the beginning of the fiscal year in which the statement is adopted. The adoption of this standard did not have a material impact on Ryanair's financial statements.

     SFAS No. 143, "Accounting for Asset Retirement obligations" ("SFAS No. 143"), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption encouraged. The adoption of this standard did not have a material impact on Ryanair's financial statements.

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Under SFAS No. 144, long lived assets to be held and used should be reviewed for impairment using a two-step approach. The first step is to assess whether the carrying amount of a long-lived asset is recoverable from its undiscounted cash flows. If the undiscounted cash flows of the long- lived asset are less than its carrying value then the second step is required. The second step requires the recognition of an impairment loss, measured as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of by sale, the statement requires that the long-lived asset be classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. The adoption of this standard did not have a material impact on Ryanair's financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The adoption of this standard did not have a material impact on Ryanair's financial statements.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for the Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material impact on Ryanair's financial statements.

     In November 2002, the FASB issued FIN 45. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The adoption of this standard has not had a material impact on the financial statements of the Company.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Ryanair has adopted the disclosure requirements of SFAS No. 148 during the 2003 fiscal year. Ryanair has opted to continue to account for stock options in accordance with APB 25 as permitted by this standard.

     In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements". FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities - "VIEs") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies to the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. Ryanair does not expect that the adoption of this standard will have a material impact on its financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public utilities. Ryanair does not expect the adoption of SFAS No. 150 to have a material impact on its financial statements.

                                    SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  RYANAIR HOLDINGS PLC



                                  /s/  Michael O'Leary
                                  Name:    Michael O'Leary
                                  Title:   Chief Executive Officer and Director

                                  Date: September 30, 2003

                                                                     Appendix A

                                    GLOSSARY

     Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this Report have the meanings indicated below and refer only to Ryanair's scheduled passenger service.



Available Seat Miles (ASMs)                      Represents the number of seats  available for scheduled  passengers multiplied by the number of miles those seats were flown.

Average Booked Passenger Fare                    Represents  the  average  fare  paid  by a  scheduled  fare  paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization            Represents  the average  number of flight  hours flown in scheduled service per day per aircraft for the total fleet of aircraft.

Average Flown Passenger Fare                     Represents  the  average  fare  paid  by a  scheduled  fare  paying passenger who has flown.

Average Fuel Cost Per U.S. Gallon                Represents  the  average  cost per U.S.  gallon of jet fuel for the fleet  (including  fueling  charges)  after  giving  effect to fuel hedging arrangements.

Average Length of Passenger Haul                 Represents  the  average  number of miles  traveled  by a scheduled fare paying passenger.

Average Passenger Spend per Flight               Represents the average  revenue  generated per scheduled  passenger flown including in-flight purchases and car rental services.

Average Yield per ASM                            Represents the average  scheduled  flown passenger fare revenue for each available seat mile ("ASM").

Average Yield per RPM                            Represents  the average  scheduled  passenger fare revenue for each revenue  passenger mile ("RPM"),  or each mile a scheduled  revenue passenger is flown.

Booked Passenger Load Factor                     Represents  the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even Load Factor                           Represents  the  number  of  RPMs  at  which  scheduled   passenger
                                                 revenues  would have been equal to  operating  expenses  (excluding
                                                 Non-Charter  Ancillary  Costs)  divided  by ASMs  (based on Average
                                                 Yield per RPM).  For the purposes of this  calculation,  the number of RPMs at which  scheduled  passenger  revenues  would  have  been
                                                 equal  to  operating  expenses  (excluding   Non-Charter  Ancillary
                                                 Costs) is  calculated  by dividing  operating  expenses  (excluding
                                                 Non-Charter Ancillary Costs) by Average Yield per RPM.

Cost Per ASM (CASM)                              Represents  operating  expenses  (excluding  Non-Charter  Ancillary
                                                 Costs) divided by ASMs.

Flown Passenger Load Factor                      Represents RPMs divided by ASMs.




Net Margin                                       Represents profit after taxation as a percentage of total revenues.

Non-Charter Ancillary Costs                      Represents  the  direct  cost  of  Ryanair's   ancillary  revenues,
                                                 excluding costs in relation to Ryanair's charter operations.

Number of Airports Served                        Represents  the  number  of  airports  to/from  which  the  carrier offered scheduled service at the end of the period.

Number of Owned Aircraft Operated                Represents  the number of aircraft owned and operated at the end of the period.

Operating Margin                                 Represents operating profit as a percentage of total revenues.

Revenue Passenger Miles (RPMs)                   Represents  the  number of miles  flown by  scheduled  fare  paying passengers.

Revenue Passengers Booked                        Represents the number of scheduled fare paying passengers booked.

Revenue Passengers Flown                         Represents the number of scheduled fare paying passengers flown.

Sectors Flown                                    Represents the number of scheduled passenger flight sectors flown.



                                 Index to Exhibits


Exhibit Number                       Exhibit

          1.1 Memorandum and Articles of Association of Ryanair Holdings in effect as of the date hereof (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings' Annual Report on Form 20-F/A filed on November 2, 2001 (Commission file No. 0-2930)).

          1.2 The total amount of long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

          4.1 Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model 737-8AS aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.1 of Ryanair Holdings' Annual Report on Form 20-F filed on September 30, 2002 (commission file No. 0-2930)).

          8.1  Principal subsidiaries of the registrant.

          99.1 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          99.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



Exhibit 8.1       Principal Subsidiaries of the Registrant


Name                                        Jurisdiction of Incorporation

Ryanair Limited                                      Ireland
Darley Investments Limited*                          Ireland
Ryanair.com Limited                                  Ireland
Buzz Stansted Ltd.*                              United Kingdom

* These subsidiaries are wholly owned by Ryanair Limited, which in turn is wholly owned by Ryanair Holdings plc.




Exhibit 99.1 Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

I, Michael O'Leary, certify that:

               1. I have reviewed this Annual Report on Form 20-F of Ryanair Holdings plc;

               2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

               3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

               4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

                    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                    (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                    (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

               5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

                    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

                    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: September 30, 2003
                                    /s/ Michael O'Leary_______
                                    Michael O'Leary
                                    Chief Executive Officer

* Provide a separate certification for each principal executive officer and principal financial officer of the company. See Rules 13a-14(a) and 15d-14(a).





I, Howard Millar, certify that:

               1. I have reviewed this Annual Report on Form 20-F of Ryanair Holdings plc;

               2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

               3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

               4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

                    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                    (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                    (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

               5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

                    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

                     (b) Any fraud, whether or not material,  that involves
                         management or other employees who have a significant role in the company's internal control over financial reporting.


Date: September 30, 2003
                                    /s/ Howard Millar___________
                                    Howard Millar
                                    Chief Financial Officer

       Provide a separate certification for each principal executive officer and principal financial officer of the company. See Rules 13a-14(a) and 15d-14(a).




         Exhibit 99.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Ryanair Holdings plc (the "Company"), does hereby certify, to such officer's knowledge, that:

     The Annual Report on Form 20-F for the fiscal year ended March 31, 2003 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 30, 2003


                                              /s/ Michael O'Leary
                                              Name:  Michael O'Leary
                                              Title: Chief Executive Officer
Dated: September 30, 2003


                                              /s/ Howard Millar
                                              Name:  Howard Millar
                                              Title: Chief Financial Officer



A signed original of this written statement required by Section 906 has been provided to Ryanair Holdings plc and will be retained by Ryanair Holdings plc. and furnished to the Securities and Exchange Commission or its staff upon request