Form 20-F
RYANAIR HOLDINGS PLC
filed 2004-09-29
CIK 1038683

As filed with the Securities and Exchange Commission on September 29, 2004
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year Ended: March 31, 2004
                                       OR
              |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                     0-29304
                            (Commission file number)

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

     Title of each class                        Name of each national market on
     American Depositary Shares,                which registered
     each representing five Ordinary Shares     Nasdaq National Market

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

                           759,271,140 Ordinary Shares

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

                                TABLE OF CONTENTS


                                                                                                               Page

Presentation of Financial and Certain Other Information..........................................................iv
Cautionary Statement Regarding Forward Looking Information........................................................v

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

Item 4.  Information on the Company.............................................................................22
              INTRODUCTION......................................................................................22
              STRATEGY..........................................................................................23
              INDUSTRY OVERVIEW.................................................................................26
                  European Airline Market.......................................................................26
                  Ireland, U.K. and Continental European Market.................................................28
                  The Acquisition of Buzz.......................................................................29
              ROUTE SYSTEM, SCHEDULING AND FARES................................................................30
                  Route System and Scheduling...................................................................30
                  Low and Widely-Available Fares................................................................35
              MARKETING AND ADVERTISING.........................................................................35
              RESERVATIONS/RYANAIR.COM..........................................................................35
              AIRCRAFT..........................................................................................36
                  Aircraft......................................................................................36
                  Fleet Expansion...............................................................................37
                  Training and Regulatory Compliance............................................................38
              ANCILLARY SERVICES................................................................................38
              MAINTENANCE AND REPAIRS...........................................................................39
                  General.......................................................................................39
                  Heavy Maintenance.............................................................................40
              SAFETY RECORD.....................................................................................41
              AIRPORT OPERATIONS................................................................................42
                  Airport Handling Services.....................................................................42
                  Airport Charges...............................................................................42
              FUEL..............................................................................................43
              INSURANCE.........................................................................................44
              FACILITIES........................................................................................46
              TRADEMARKS........................................................................................47
              GOVERNMENT REGULATION.............................................................................47
                  Liberalization of the EU Air Transportation Market............................................47
                  Regulatory Authorities........................................................................48
                  Registration of Aircraft......................................................................50
                  Regulation of Competition.....................................................................50
                  Environmental Regulation......................................................................51
                  Slots.........................................................................................52
                  Other.........................................................................................53
              DESCRIPTION OF PROPERTY...........................................................................53


Item 5.  Operating and Financial Review and Prospects...........................................................53
              HISTORY...........................................................................................53
              BUSINESS OVERVIEW.................................................................................54
              RECENT OPERATING RESULTS..........................................................................55
              CRITICAL ACCOUNTING POLICIES......................................................................56
              RESULTS OF OPERATIONS.............................................................................57
              FISCAL YEAR 2004 COMPARED WITH FISCAL YEAR 2003...................................................58
              FISCAL YEAR 2003 COMPARED WITH FISCAL YEAR 2002...................................................62
              QUARTERLY FLUCTUATIONS............................................................................66
              U.S. GAAP RECONCILIATION..........................................................................66
              RECENTLY ISSUED ACCOUNTING STANDARDS..............................................................66
              LIQUIDITY AND CAPITAL RESOURCES...................................................................69
              OFF-BALANCE SHEET TRANSACTIONS....................................................................75
              TREND INFORMATION.................................................................................76
              INFLATION.........................................................................................76

Item 6.  Directors, Senior Management and Employees.............................................................76
              DIRECTORS.........................................................................................76
                  Action and Powers of Board of Directors.......................................................79
                  Composition and Term of Office................................................................79
              SENIOR MANAGEMENT.................................................................................81
              COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT...................................................82
                  Compensation..................................................................................82
                  Employment Agreements.........................................................................83
              EMPLOYEES AND LABOR RELATIONS.....................................................................83

Item 7.  Major Shareholders and Related Party Transactions......................................................87
              DESCRIPTION OF CAPITAL STOCK......................................................................87
              MAJOR SHAREHOLDERS................................................................................87
              RELATED PARTY TRANSACTIONS........................................................................87

Item 8.  Financial Information..................................................................................88
              CONSOLIDATED FINANCIAL STATEMENTS.................................................................88
              OTHER FINANCIAL INFORMATION.......................................................................88
                  Legal Proceedings.............................................................................88
                  Dividend Policy...............................................................................90
              SIGNIFICANT CHANGES...............................................................................90

Item 9.  The Offer and Listing..................................................................................90
              TRADING MARKETS AND SHARE PRICES..................................................................90

Item 10.  Additional Information................................................................................93
              OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................................93
              MEMORANDUM AND ARTICLES OF ASSOCIATION............................................................94
              MATERIAL CONTRACTS................................................................................96
              EXCHANGE CONTROLS.................................................................................97
              LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS................................................97
              TAXATION..........................................................................................99
                  Irish Tax Considerations......................................................................99
                  United States Tax Considerations.............................................................102
              DOCUMENTS ON DISPLAY.............................................................................104

Item 11.  Quantitative and Qualitative Disclosures About Market Risk...........................................104
              GENERAL..........................................................................................104
              FUEL PRICE EXPOSURE AND HEDGING..................................................................105
              FOREIGN CURRENCY EXPOSURE AND HEDGING............................................................106
              INTEREST RATE EXPOSURE AND HEDGING...............................................................107




Item 12.  Description of Securities Other than Equity Securities...............................................109

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies......................................................109

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.........................109

Item 15.  Controls and Procedures..............................................................................109

Item 16A.  Audit Committee Financial Expert....................................................................109

Item 16B.  Code of Ethics......................................................................................109

Item 16C.  Principal Accountant Fees and Services..............................................................110

                                    PART III

Item 17.  Financial Statements.................................................................................110

Item 18.  Financial Statements.................................................................................111

Item 19.  Exhibits.............................................................................................111

             Presentation of Financial and Certain Other Information

     As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings together with its consolidated subsidiaries. The terms "Ryanair Limited" and "Ryanair" refer to Ryanair Limited, a wholly-owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries. The term "fiscal year" refers to the twelve-month period ended on March 31 of such year. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "U.K." herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "U.K. pounds sterling," "sterling," "U.K. POUND" and "U.K. pence" are to the currency of U.K. and references to "EUR," "euro" and "euro cents" are to the euro, the common currency of twelve Member States of the European Union (the "EU"), including Ireland. References to "Irish pounds" or "IR POUND" are to the former currency of Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F (this "Report") have been rounded and accordingly may not total.

     The Company owns or otherwise has rights to the trademark RYANAIR (R) in certain jurisdictions. See "Item 4. Information on the Company-Trademarks." This Report also makes reference to trade names and trademarks of companies other than the Company.

     The Company publishes its Consolidated Financial Statements in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a detailed discussion of the differences between Irish GAAP and U.S. GAAP that affect the Company's Consolidated Financial Statements, see Note 31 to the Consolidated Financial Statements included in Item 18.

     The company publishes its Financial Statements in euro. Solely for the convenience of the reader, this Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of EUR 1.00=$1.2292 or $1.00=EUR 0.8135, the noon buying rate in New York City for cable transfers of foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2004. The Noon Buying Rate for euro on September 15, 2004 was EUR 1.00=$1.214 or $1.00=EUR 0.824. See "Item 3. Key Information-Exchange Rates" for information regarding rates of exchange between the euro and the U.S. dollar, between the U.K. pound sterling and the euro and between the U.K. pound sterling and the U.S. dollar from 1999 to the present, and "Item 5. Operating and Financial Review and Prospects" and "Item
11. Quantitative and Qualitative Disclosure About Market Risk" for a discussion of the effects of changes of exchange rates on the Company.

     Prior to March 31, 2000, the reporting currency of the Company was Irish pounds. To facilitate a comparison, Irish pound-denominated financial data for periods prior to March 31, 2000 included in this Report have been restated from Irish pounds to euro at the fixed rate of IR POUND 0.787564=EUR 1.00 set by the European Central Bank as of December 31, 1998. The comparative balances for prior years now reported in euro depict the same trends as would have been presented had the Company continued to report such amounts in Irish pounds. The Company's financial data for periods prior to March 31, 2000 may not be comparable to that of other companies reporting in euro if those companies had restated from a reporting currency other than Irish pounds, due to the fact that prior to the adoption of the euro the currencies of the other euro area countries fluctuated against the Irish pound.

           Cautionary Statement Regarding Forward Looking Information

     Except for the historical statements and discussions contained herein, statements contained in this Report constitute "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend" and similar expressions or variations on such expressions. Any filing of the Company with the U.S. Securities and Exchange Commission may include forward looking statements. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectation as to requirements for capital expenditures and regulatory matters. The Company's business is the provision of a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel and other factors discussed herein. The Company disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information



                                   THE COMPANY

     Ryanair operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes in Europe from its bases at Dublin, London (Stansted), Shannon, London (Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Barcelona (Girona) and Rome (Ciampino) airports, which together are referred to as "Ryanair's bases of operations" or "Ryanair's bases." In operation since 1985, Ryanair began to introduce a low cost operating model under a new management team in the early 1990s. The Company offers over 500 scheduled short-haul flights per day serving 24 locations in the U.K. and Ireland and 64 locations in continental Europe, with an operating fleet of 76 aircraft flying a total of 161 routes.

     A detailed description of the Company's business can be found in "Item 4. Information on the Company.



                             SELECTED FINANCIAL DATA

     On January 1, 1999, the euro was introduced as the common legal currency of then eleven of the Member States of the EU, including Ireland. The Company has adopted the euro as its reporting currency in the Consolidated Financial Statements included in Item 18 and all Irish pound-denominated financial data for periods prior to March 31, 2000 included in this Report have been restated from Irish pounds to euro at the fixed rate of IR POUND 0.787564=EUR 1.00 set by the European Central Bank as of December 31, 1998. The comparative balances for prior years now reported in euro depict the same trends as would have been presented had the Company continued to report such amounts in Irish pounds. However, they may not be directly comparable to the financial statements of other companies that have been restated in euro if those companies had restated from a reporting currency other than Irish pounds, due to the fact that prior to the adoption of the euro, the currencies of euro-area countries fluctuated against the Irish pound.

     The following tables set forth certain of the Company's selected consolidated financial information and should be read in conjunction with the audited Consolidated Financial Statements of the Company and related notes thereto included in Item 18 and with "Item 5. Operating and Financial Review and Prospects."


Profit and Loss Account Data:

                                                                Fiscal Year ended

                                                                    March 31,
Irish GAAP                          2004 (a)        2004         2003         2002         2001         2000
                                            (in thousands, except per Ordinary Share and per ADS data)
Total operating revenues.........    $1,320,436 EUR 1,074,224 EUR 842,508 EUR 624,050  EUR 487,405  EUR 370,137
Total operating expenses.........   (1,011,554)    (822,937)    (579,034)    (461,117)    (373,394)    (286,082)
Operating income before goodwill
   amortization..................       308,882      251,287      263,474     162,933      114,011       84,055
Goodwill amortization............       (2,879)      (2,342)            -           -            -            -
Operating income after goodwill
   amortization..................       306,003      248,945      263,474     162,933      114,011       84,055
Net interest (expense) income....      (29,098)     (23,673)          477       7,939        7,704        3,717
Other non-operating income ......         3,943        3,208          599       1,502        1,673        2,322
Profit before taxation...........       280,848      228,480      264,550     172,374      123,388       90,094
Taxation.........................      (26,881)     (21,869)     (25,152)     (21,999)     (18,905)     (17,576)
Profit after taxation............      $253,967  EUR 206,611  EUR 239,398 EUR 150,375  EUR 104,483   EUR 72,518

Ryanair Holdings basic earnings
   per Ordinary Share
   (U.S. cents)/(euro cent) (b)..         33.53        27.28        31.71       20.64        14.81        10.81
Ryanair Holdings diluted
   earnings per Ordinary Share
   (U.S. cents)/(euro cent)......         33.20        27.00        31.24       20.32        14.63        10.74
Ryanair Holdings basic earnings
   per ADS (U.S. cents)/(euro
   cent)(c)......................        167.66       136.40       158.55      103.20        74.05         54.05

See notes on page 5.


Profit and Loss Account Data:


                                                               Fiscal Year ended
                                                                   March 31,
 U.S. GAAP                           2004(a)        2004        2003        2002         2001        2000
                                           (in thousands, except per Ordinary Share and per ADS data)

 Total operating revenues......     $1,320,436 EUR 1,074,224 EUR 842,508 EUR 624,050   EUR 487,405  EUR 370,137
 Total operating expenses......    (1,011,336)     (822,760)    (577,780)   (459,814)     (370,455)    (283,915)
 Operating income..............        309,100       251,464     264,728     164,236       116,950       86,222
 Net interest(expense) income..       (20,232)      (16,460)       5,739      12,966         7,704        3,717
 Other non-operating income
    (expenses).................          3,943         3,208      (3,590)      1,502         8,476       (1,433)
 Income before taxation........        292,811       238,212     266,877     178,704       133,130       88,506
 Taxation......................       (28,004)      (22,782)     (25,067)    (23,155)      (20,742)     (16,640)
 Net income....................       $264,807   EUR 215,430 EUR 241,810 EUR 155,549   EUR 112,388   EUR 71,866
 Basic earnings per Ordinary Share
    (U.S. cents)/(euro cent) (b)...         34           28           32          21            15           11
 Diluted earnings per Ordinary
    Share (U.S. cents)/(euro
    cent)(b)...................             34           28           31          20            15           11
Net income per ADS
    (U.S. cents)/(euro cent) (c)..         175          142          160         103            74           55

See notes on page 5.


Balance Sheet Data:


                                                                      As of March 31,
Irish GAAP                               2004(a)        2004         2003         2002          2001         2000
                                                                       (in thousands)
Cash at bank and liquid resources.      $1,545,535 EUR 1,257,350 EUR 1,060,218   EUR 899,275  EUR 626,720   EUR 355,248
Total assets..................           3,612,616     2,938,998     2,466,707     1,889,572    1,277,252       712,701
Long-term debt, including capital
  lease obligations...............       1,171,405       952,982       837,225       550,503      402,750       121,979
Shareholders' equity..............       1,788,840     1,455,288     1,241,728     1,002,274      669,898       441,357

                                                                       As of March 31,
U.S. GAAP                                2004(a)       2004          2003          2002          2001         2000
                                                                       (in thousands)

Cash and cash equivalents.........       $915,268   EUR 744,605    EUR 537,476   EUR 482,492  EUR 389,059  EUR 121,430
Total assets......................      3,640,757     2,961,892      2,479,868     1,896,686    1,279,088      713,399
Long-term debt, including capital
  lease obligations...............      1,171,404       952,981        837,225       550,503      402,750      121,979
Shareholders' equity..............      1,667,141     1,356,281      1,177,187     1,019,607      674,386      439,340


See notes on page 5.


Cash Flow Statement Data:

                                                                    As of March 31,
Irish GAAP                                       2004(a)      2004       2003        2002       2001        2000
                                                                     (in thousands)
  Net cash inflow from operating
     activities..........................       $567,966 EUR 462,062 EUR 351,003 EUR 309,109 EUR 229,802 EUR 149,575
  Net cash (outflow)/inflow from returns
  on .investment and servicing of finance       (24,969)    (20,313)         608      10,360       5,569       1,953
  Taxation...............................        (2,527)     (2,056)     (3,410)     (5,071)    (13,813)    (15,545)
  Net cash (outflow) from capital
     expenditure.........................      (407,601)   (331,599)   (469,847)   (372,024)   (356,213)   (154,079)
  Net cash (outflow) from acquisition of
  subsidiary undertakings................       (40,190)    (32,696)          -           -           -           -
  Net cash inflow/(outflow) before
  financing and management of liquid resources    92,679      75,398   (121,646)    (57,626)   (134,655)    (18,096)
  Net cash (outflow)/inflow from
  financing and management of liquid resources (155,512)   (126,515)     120,449      78,513     174,196      18,752
  (Decrease)/increase in cash............      ($62,833)(EUR 51,117) (EUR 1,197)  EUR 20,887  EUR 39,541     EUR 656



                                                                    As of March 31,
U.S. GAAP                                      2004(a)      2004       2003          2002       2001        2000
                                                                     (in thousands)
  Net cash inflow from operating
     activities..........................     $540,472 EUR 439,694  EUR 348,200  EUR 314,398  EUR 221,558 EUR 135,983
  Net cash (outflow) from investing
     activities..........................    (435,504)   (354,299)    (575,806)    (551,146)    (360,056)   (327,006)
  Net cash inflow from financing.........      149,635     121,734      282,590      330,181      406,127     214,749
  Increase in cash and cash equivalents..      254,603     207,129       54,984       93,433      267,629      23,726
  Cash and cash equivalents at beginning
  of ................................year      660,665     537,476      482,492      389,059      121,430      97,704
  Cash and cash equivalents at end of
     the year............................     $915,268 EUR 744,605  EUR 537,476  EUR 482,492  EUR 389,059 EUR 121,430


(a) Dollar amounts are translated from euro solely for convenience at the Noon Buying Rate on March 31, 2004 of EUR 1.00=$1.2292 or $1.00=EUR 0.8135.

(b) Earnings per share and net income per share data have been adjusted to give effect to the two-for-one stock splits effected in February 2000 and December 2001 and those shares issued in connection with the stock offerings conducted outside the United States in accordance with Regulation S under the Securities Act (the "Regulation S Offerings") in March 2000, February 2001 and February 2002.

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


U.S. dollars per EUR 1.00 (1)
                                                                          End of
Year ended December 31,                                                   period   Average(2)     Low      High

1999................................................................      1.007       1.059         -        -
2000................................................................      0.939       0.920         -        -
2001................................................................      0.882       0.892         -        -
2002................................................................      1.050       0.946         -        -
2003................................................................      1.260       1.141         -        -


Month ended
March 31, 2004.....................................................           -            -    1.209    1.243
April 30, 2004.....................................................           -            -    1.180    1.236
May 31, 2004.......................................................           -            -    1.180    1.227
June 30, 2004......................................................           -            -    1.201    1.232
July 31, 2004......................................................           -            -    1.203    1.244
August 31, 2004....................................................           -            -    1.203    1.237
September 15, 2004.................................................           -            -    1.205    1.228


U.K. pounds sterling per EUR 1.00 (3)

                                                                         End of
Year ended December 31,                                                  period    Average(2)     Low     High

1999................................................................      0.622       0.656         -       -
2000................................................................      0.630       0.609         -       -
2001................................................................      0.611       0.620         -       -
2002................................................................      0.652       0.629         -       -
2003................................................................      0.706       0.694         -       -

Month ended
March 31, 2004......................................................         -            -     0.664   0.682
April 30, 2004......................................................         -            -     0.657   0.674
May 31, 2004........................................................         -            -     0.665   0.680
June 30, 2004.......................................................         -            -     0.657   0.670
July 31, 2004.......................................................         -            -     0.660   0.673
August 31, 2004.....................................................         -            -     0.658   0.677
September 15, 2004..................................................         -            -     0.678   0.684



U.K. pounds sterling per US$1.00(4)
                                                                            End of
Year ended December 31,                                                     period   Average(2)    Low    High

1999.....................................................................   0.619       0.619          -      -
2000.....................................................................   0.667       0.662          -      -
2001.....................................................................   0.688       0.695          -      -
2002.....................................................................   0.621       0.666          -      -
2003.....................................................................   0.560       0.608          -      -

Month ended
March 31, 2004.......................................................         -             -    0. 535  0. 556
April 30, 2004.......................................................         -             -    0. 539  0. 566
May 31, 2004.........................................................         -             -    0. 545  0. 570
June 30, 2004........................................................         -             -    0. 542  0. 553
July 31, 2004........................................................         -             -    0. 534  0. 551
August 31, 2004......................................................         -             -     0.542   0.558
September 15, 2004...................................................         -             -     0.556   0.564


(1) Based on the Noon Buying Rate for euro, and, for periods prior to January 1, 1999, the Noon Buying Rate for Irish pounds, calculated on the basis of the fixed exchange rate of EUR 1.00=IR POUND 0.787564, as established by the European Central Bank.

(2) The average of the relevant exchange rates on the last business day of each month during the relevant period.

(3) Based on the composite exchange rate as quoted at 5 p.m. New York time by Bloomberg.

(4)  Based on the Noon Buying Rate for U.K. pounds sterling.

     As of September 15, 2004, the exchange rate between the U.S. dollar and the euro was EUR 1.00=$1.214, or $1.00=EUR 0.824 the exchange rate between the U.K. pound sterling and the euro was U.K. POUND 1.00=EUR 1.463, or EUR 1.00=U.K. POUND 0.684; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. POUND 1.00=$1.777, or $1.00=U.K. POUND 0.563. The fixed exchange rate between the Irish pound and the euro, as established by the European Central Bank, is EUR 1.00=IR POUND 0.787564. For a discussion of the impact of exchange rate fluctuations on the Company's results of operations, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                        SELECTED OPERATING AND OTHER DATA

     The following table sets forth certain operating data of Ryanair for each of the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004. Such data are derived from the Consolidated Financial Statements prepared in accordance with Irish GAAP (except as otherwise indicated) and certain other data and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A. See the notes following the table for explanatory material and
Note 31 to the Consolidated Financial Statements included in Item 18 for a detailed discussion of the principal differences between Irish GAAP and U.S. GAAP.


                                                              Fiscal Year ended March 31,
Operating Data:                                      2004          2003           2002          2001          2000
Irish GAAP and U.S. GAAP................
Average Yield per RPM (EUR)...............          0.089         0.108          0.122         0.139         0.157
Average Yield per ASM (EUR)...............          0.066         0.084          0.091         0.098         0.106
Average Passenger Spend per Flight (EUR)..          3.070         3.518          3.630         3.600         3.910
Average Fuel Cost per U.S. Gallon (EUR)...          0.816         0.930          1.007         0.750         0.630
Irish GAAP..............................
Cost per ASM (CASM) (EUR)(a)..............          0.055         0.062          0.071         0.079         0.085
Operating Margin........................              23%           31%            26%           23%           23%
U.S. GAAP...............................
Cost per ASM (CASM) (EUR)(a)..............          0.055         0.061          0.071         0.078         0.085
Operating Margin........................              23%           31%            26%           24%           23%
Other Data: (Irish GAAP, except where
  described as U.S. GAAP)
Revenue Passengers Booked...............       23,132,936    15,736,936     11,091,066     8,051,633           N/A
Revenue Passengers Flown                       21,244,130    14,427,329     10,202,193     7,434,640     5,501,272
Revenue Passenger Miles (RPMs)..........   10,425,878,625 6,781,128,672  4,505,861,947 3,118,098,414 2,103,848,249
Available Seat Miles (ASMs).............   13,996,127,688 8,744,373,118  6,081,007,925 4,439,036,540 3,126,069,535
Flown Passenger Load Factor.............              74%           78%            74%           70%           67%
Booked Passenger Load Factor                          81%           85%            81%           77%           N/A
Break-even Load Factor (a)..............              62%           57%            58%           57%           54%
Break-even Load Factor (U.S. GAAP) (a)..              62%           57%            58%           56%           54%
Average Length of Passenger Haul
  (miles)...............................              491           473            442           419           382
Sectors Flown...........................          171,726       115,325         90,124        72,655        59,140
Average Flown Passenger Fare (EUR)........          43.52         50.73          54.01         58.23         60.09
Average Booked Passenger Fare (EUR).......          39.97         46.51          49.68         53.77           N/A
Number of Airports Served at Period End.               84            62             52            45            35
Average Daily Flight Hour Utilization
---------------------------------------
(hours).................................             8.37          8.02           7.28          6.82          6.37
Employees at Period End.................            2,302         1,897          1,531         1,476         1,388
Employees per Aircraft at Period End ...               32            35             37            41            53
Booked Passengers per Employee at
Period End..............................           10,049         8,296          7,244         5,455           N/A


(a) For the purposes of calculating Cost per ASM, and Break-Even Load Factor, costs include the costs of Ryanair's charter operations (excluding non-charter ancillary costs) but not the revenues or seat miles of such charter operations.

                                  RISK FACTORS

                          Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company's Results

     Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. As a result, prices continue to exhibit substantial volatility. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict. As international prices for jet fuel are denominated in U.S. dollars, Ryanair's fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates or the unavailability of adequate supplies, including, without limitation, any such events resulting from prolonged hostilities in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, could have a material adverse effect on Ryanair's profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or a curtailment of scheduled services could result.

     While Ryanair has in the past entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements, in light of the significant increases in oil prices in recent months, the Company has not entered into any such arrangements beyond October 2004, when its current contracts expire. Ryanair does not expect to enter into new arrangements until it believes forward prices have returned to more favorable levels. There can be no assurance that Ryanair's current or any future such arrangements will be adequate to protect Ryanair from further increases in the price of fuel, or that fuel prices will decline from their current high levels any time in the near future. Ryanair has not otherwise entered into agreements to guarantee its supply of fuel. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging."

     As  a  result  of  Ryanair's   decision  not  to  enter  into  new  hedging
arrangements, the Company will be more exposed to risks arising from fluctuations in the price of fuel, especially in light of recent significant increases. In the quarter ended June 30, 2004, one gallon of jet fuel cost on average 0.91 U.S. cents per gallon, an increase of 9.6 % as compared to 0.83 U.S. cents per gallon in the comparable period in 2003. Based upon Ryanair's fuel consumption for the fiscal year ended March 31, 2004, a change of one U.S. cent in the average annual price per gallon of aviation fuel would have caused a change of approximately EUR 2 million in the Company's annual fuel costs.
Ryanair's fuel costs in the fiscal year ended March 31, 2004, after giving effect to the Company's fuel hedging activities, increased by approximately 36% over the comparable period ended March 31, 2003, to EUR 175.0 million, primarily due to an increase in the number of sectors flown and the average sector length as a result of the expansion of Ryanair's fleet and route network, offset in part by improvements in fuel burn per hour and the positive impact on the cost per gallon of the strengthening of the euro against the dollar. Ryanair estimates that its fuel cost would have been approximately EUR 194.3 million in fiscal year 2004, compared to EUR 171.3 million (excluding de-icing costs of EUR
3.7 million in each case) had Ryanair not had any hedging arrangements in place. Because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise may be limited. Moreover, the anticipated substantial expansion of Ryanair's fleet will result in a substantial increase, in absolute terms, in Ryanair's aggregate fuel costs.

     In addition, of Ryanair's total operating fleet of 76 aircraft, 13 are Boeing 737-200As which are generally less fuel efficient than newer aircraft used by many of Ryanair's competitors. A significant increase in the price of jet fuel would therefore result in a higher percentage increase in Ryanair's average overall operating costs than those of its competitors that use more fuel efficient aircraft. See "Item 4. Information on the Company--Fuel."

The Company's Legal Dispute Regarding Fuel Levies at Stansted Airport Could Result in Increased Costs

     In July 2004, Ryanair commenced an action in the High Court of England and Wales (Chancery Division) against BAA plc and Stansted Airport Limited (together "BAA"), the companies that operate London's Heathrow, Gatwick and Stansted Airports, on several grounds, including abuse of dominant position and overcharging, in connection with a fuel levy that BAA has unilaterally imposed on Ryanair and other airlines at London (Stansted). BAA responded by filing a separate action against Ryanair alleging that Ryanair has repudiated its contract with BAA and seeking payment of fuel levies withheld by Ryanair as a result of the fuel levy dispute in an amount of approximately EUR 1.5 million (or roughly 3% of the total aeronautical charges that Ryanair paid BAA during fiscal 2004). BAA further claims that it is now no longer bound by its contract with Ryanair in relation to airport charges and that it can instead charge Ryanair the published airport tariffs at London (Stansted), as opposed to the lower amounts charged under the contract. See "Item 8. Financial Information--Other Financial Information--Legal Proceedings" for additional details on this matter.

     While the Company believes that its contract with BAA remains valid, Ryanair cannot predict the final outcome of these actions, and does not expect any final decision to be rendered in the near term. However, should the courts declare Ryanair's contract with BAA is no longer binding, the Company would likely face materially increased costs at London (Stansted), its principal base, or could be forced to cut back its London (Stansted) operations. See also
"--Ryanair's Continued Growth Is Dependent on Access to Suitable Airports" below. Flights to or from London (Stansted) accounted for approximately 61% of the Company's passenger volumes in fiscal 2004.

The Company Could Incur Significant Additional Costs Arising from Legal Proceedings Alleging Unlawful State Aid at Brussels Charleroi and Certain Other Airports

     In December 2002, the European Commission announced the launch of an investigation into the April 2001 agreement between Ryanair and Brussels (Charleroi) airport and the airport's owner, the government of the Walloon Region of Belgium which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi).

     In February 2004, the European Commission found that a portion of the Company's arrangements between Ryanair, the airport and the region constituted illegal state aid, and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. In May 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting the decision be annulled. No assurance can be given that this appeal will be successful. In addition, in April 2004, the Walloon Region wrote to Ryanair requesting repayment of all deemed illegal state aid, although it acknowledged Ryanair's right to offset against these amounts certain costs incurred in relation to the establishment of the base, in accordance with the Commission's decision. In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately EUR 4 million, excluding any interest that may be due. Ryanair believes that no repayment is due when such offsets are taken into account.

         In an unrelated, though similar, matter, in July 2003, a Strasbourg court ruled (on the basis of a complaint by Air France Group ("Air France")) that marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted unlawful state aid. The judgment took effect on September 24, 2003 and has been upheld by one appeals court. Ryanair has appealed this decision to a higher court on the basis that the marketing support granted was not state aid; however, pending the outcome of this appeal, Ryanair decided to close the Strasbourg route and has instead opened a route from Baden-Karlsruhe in Germany to London (Stansted) (Baden airport is located some 40 kilometres from Strasbourg). Ryanair has confirmed that it will reopen the route if its appeal is successful, although no assurance can be given that Ryanair will in fact prevail.

     Ryanair is facing similar legal challenges by competitors with respect to its agreements with Pau Airport in southern France and Palermo Airport in Sicily. These actions are currently pending before local courts and are unlikely to be resolved in the near future.

     The adverse rulings in these or similar cases could be used as precedents by other competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately-owned airports available for development. For additional details on these matters, please see "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment

     Ryanair operates in a highly competitive marketplace, with a large number of new entrants, traditional airlines and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs) and the availability and convenience of other passenger services. In addition, unlike Ryanair, certain of Ryanair's principal actual and potential competitors are state-owned or controlled flag carriers and may have greater name recognition and resources and may have received or may receive in the future significant amounts of subsidies and other state aid from their respective governments. In addition, negotiations between the EU and the United States on a comprehensive "open skies" agreement could result in the removal of current barriers to the entry of U.S. carriers into the intra-EU market. See "Item 4. Information on the Company--Government Regulation--Regulation of Competition."

     The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. The number of new entrant low-fares airlines and traditional carriers offering lower, more competitive fares in direct competition with Ryanair across its route network has increased significantly as a result of the liberalization of the EU air transport market and greater public acceptance of the low fares product. Increasing price competition and the resulting lower fares, combined with a 54% increase in the Company's capacity during the 2004 fiscal year, in turn have resulted in the Company's average revenue per passenger, or yield, declining by approximately 14% compared to fiscal 2003, which in turn led to the Company's posting a quarterly loss of EUR 3.3 million in the fourth quarter of fiscal 2004, its first quarterly loss since its initial public offering in June 1997. The Company expects this price competition, and the resulting downward pressure on yields, to continue to intensify through the second half of the current 2005 fiscal year, particularly during the winter period, as loss-making carriers reduce their fares in order to attract business and generate needed revenues and cash flow in an industry characterized by rising losses.

     Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other conduct, price competition among airlines could reduce the level of fares or passenger traffic on the Company's routes to the point where profitable levels of operations may not be achieved. Furthermore, if Ryanair were to achieve a dominant position on any route it operates, it would be prevented by EU competition law from setting fares at a level below the cost of providing the relevant service.

     In addition to traditional competition among airline companies and charter operators who have entered the "low fares" market, the industry also faces competition from ground and sea transportation alternatives as businesses and recreational travelers seek lower-cost substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft

     Ryanair's continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace aging aircraft. Ryanair currently provides service on 161 routes to/from the U.K. and in continental Europe, and has also increased the frequency of service on a number of its principal routes. The new routes and expanded service are expected to increase Ryanair's scheduled passenger volumes in fiscal year 2005 to approximately 27.5 million passengers, an increase of approximately 19% over current levels of 23.1 million passengers, although no assurance can be given that these targets will in fact be met.

     Taking into account the retirement of certain of Ryanair's Boeing 737-200As and the expected termination of aircraft leases, Ryanair expects to have at least 87 aircraft in its fleet by April 2005. Over the period through 2008, the Company expects to take delivery of an additional 98 Boeing 737-800 aircraft which it is obligated to purchase under existing contracts with The Boeing Company ("Boeing"). These deliveries, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company's fleet to 155 aircraft by December 2008. Ryanair may elect to enlarge its fleet further by exercising any of the 123 options to purchase new aircraft it currently has under its agreements with Boeing. For additional information on the Company's aircraft and their delivery dates, see "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes, or that traffic growth will not prove to be greater than the expanded fleet can accommodate; in either case, such developments could have a material adverse effect on the Company's business, results of operations and financial condition.

     Ryanair plans to finance the 98 firm order aircraft expected to be delivered from October 2004 through December 2008 through a combination of new bank loan facilities supported by a guarantee from the Export-Import Bank of the United States and similar to those already in place, bank debt provided by commercial bankers, operating and finance leases via sale and leaseback transactions, Enhanced Equipment Transit Certificates and cash flow generated from the Company's operations. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operations and financial condition. In addition, the financing of new and existing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair's ability to draw down funds under its existing bank loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to the bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has a preliminary commitment from the Export Import Bank of the United States to provide a loan guarantee covering 14 of the 98 firm order aircraft, anticipates obtaining a preliminary financing commitment for a further 29 aircraft by the end of October 2004, and is assessing proposals for financing aircraft due for delivery in the medium term. For additional details on Ryanair's financings, see "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

The Company's Rapid Growth May Expose It To Risks

     Ryanair's operations have grown rapidly since it introduced a low cost operating model in the early 1990s. In recent years, Ryanair has expanded its fleet, added new destinations and flights to its schedule and established several new bases of operations, bringing its total to 11, while almost quadrupling the number of passengers flown from 5.5 million to 23.1 million and increasing the number of people it employs by approximately 65%. Ryanair intends to continue to expand its fleet (which is scheduled to increase to a minimum of 155 aircraft by December 2008) and add new destinations and additional flights to its schedule. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. Ryanair has also entered into significant derivative transactions intended to hedge both its current aircraft acquisition-related debt obligations and a portion of the substantial debt obligations it expects to incur in the future as it expands its fleet. These derivative transactions expose Ryanair to certain risks that could have an adverse effect on its results of operations and financial condition. See "Item
11. Quantitative and Qualitative Disclosures About Market Risk."

     The expansion of Ryanair's fleet and operations, in addition to other factors, may also strain existing management resources and related operational, financial, management information and information technology systems, including its internet-based reservation system, to the point that they may no longer be adequate to support Ryanair's operations. This would require Ryanair to make significant additional expenditures. This expansion will also require additional skilled personnel, equipment facilities and systems. An inability to hire skilled personnel or to secure the required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair's ability to achieve growth plans and sustain or increase its profitability.

Ryanair's New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results

     Currently, a substantial number of low-fares carriers operate routes between the U.K., Ireland and continental Europe. See "Item 4. Information on the Company-Industry Overview--Ireland, U.K. and Continental European Market." Ryanair expects to face more intense competition in these markets, and there can be no assurance that Ryanair's low-fares service will be accepted on new routes.

     When Ryanair commences new routes, its load factors tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company's results of operations as well as require a substantial amount of cash to fund. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the period that they are in effect. See "Item 4. Information on the Company-Route System, Scheduling and Fares." Ryanair expects to have other substantial cash needs as it expands, including cash required to fund aircraft purchases or aircraft deposits as additional aircraft or replacement aircraft are bought to service new routes and increase flight frequencies on existing routes, including the substantial cash commitments related to the acquisition of the new fleet of 737-800s. There can be no assurance that the Company will have sufficient cash to fund such projects and to the extent Ryanair may be unable to expand its route system successfully, its future revenue and earnings growth would in turn be limited.

Ryanair's Continued Growth Is Dependent on Access to Suitable Airports; Charges for Airport Access Are Subject to Increase

     Airline traffic at certain European airports is regulated by a system of "grandfather" rights in relation to "slot" allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair's bases of operations currently have no slot allocations, traffic at 16 of the airports Ryanair serves, including its bases at London (Stansted), Milan (Bergamo), Barcelona (Girona) and Rome (Ciampino), is currently regulated through slot allocations. Applicable EU regulations currently prohibit the buying or selling of slots for cash, and there is no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future at the time it needs them or on acceptable terms. There can also be no assurance that its non-slot bases or the other airports Ryanair serves will continue to operate without slot allocations in the future. See "Item 4. Information on the Company--Government Regulation--Slots."

     Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

     Ryanair's future growth is also materially dependent on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's low-fares strategy. See "Item 4. Information on the Company--Airport Operations--Airport Charges." Any condition that denies, limits or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations.

Labor Relations Could Expose the Company to Risk

     A variety of factors, including, but not limited to, the Company's recent profitability, may make it more difficult to maintain its current base salary levels and current employee productivity and compensation arrangements. Consequently, there can be no assurance that Ryanair's existing employee compensation arrangements may not be subject to change or modification at any time.

     Although Ryanair currently consults with groups of employees, including its pilots, through "Employee Representation Committees," regarding work practices and conditions of employment, it does not conduct formal binding negotiations with collective bargaining units, as is the case at many other airlines. Ryanair considers its relationship with its employees to be good, although the Company has in the past experienced industrial actions or work stoppages by certain groups of its employees. In addition, in the United Kingdom, the British Airline Pilots Association ("BALPA") unsuccessfully sought to represent Ryanair's U.K. based pilots in their negotiations with the Company. However, under U.K. employment law, BALPA can request that a new ballot on representation be undertaken among Ryanair's U.K. pilot body in October 2004 or thereafter, which if successful would allow the U.K. pilots to be represented by BALPA in negotiations over pilot salaries and working conditions. The Company could also potentially be exposed to claims arising from former employees of KLM UK Limited employed by Buzz Stansted Limited ("Buzz Stansted"), a subsidiary of Ryanair Limited, following Buzz Stansted's April 2003 acquisition of certain assets of KLM UK Limited if, pursuant to U.K. legislation, a "transfer of undertaking" is found to have occurred as part of the acquisition. For additional details on these matters, see "Item 6. Directors, Senior Management and Employees-Employees and Labor Relations."

     If any future occurrence of such events were to alter Ryanair's historical experience of flexibility in dealing with employees or were to alter the public's perception of Ryanair generally, it could have a material adverse effect on the Company's business, operating results and financial condition.

The Company Is Dependent on the Ireland-U.K. Market

     For the fiscal years ended March 31, 2003 and 2004, passengers on Ryanair's routes between Ireland and the U.K. accounted for 35.9% and 28.6% of total passenger revenues respectively, with Dublin and London accounting for approximately 13.4% and 10.7%, respectively, of total passenger revenues, and the Dublin-London (Stansted) route alone accounting for approximately 7.6% and 6.0%, respectively, of such total. Ryanair's business would be adversely affected by any circumstance causing a reduction in general demand for air transportation services in Ireland or the U.K., including, but not limited to, adverse changes in local economic conditions, political disruptions or violence (including terrorism) or significant price increases linked to increases in airport access costs or taxes imposed on air passengers. In addition, so long as the Company's operations remain dependent on routes between Ireland and the U.K., the Company's future operations and growth will be adversely affected if this market does not grow and if there is increased competition in this market. See "Item 4. Information on the Company-Industry Overview-Ireland-U.K. Market."

The Company Is Dependent on Third Party Service Providers

     Ryanair currently contracts its heavy airframe maintenance overhauls, engine overhauls and "rotable" repairs to outside contractors approved under the terms of Part 145/JAR 145, the European airline industry standard for maintenance. The Company also contracts its ticketing, passenger and aircraft handling and ground handling services at airports other than Dublin and those served by Ryanair in Spain to established third party providers. See "Item 4. Information on the Company-Maintenance and Repairs-Heavy Maintenance" and "Item
4. Information on the Company-Airport Operations--Airport Handling Services."

     Ryanair has recently terminated one of its engine repair and overhaul maintenance contracts and is in the process of negotiating a replacement. In addition, the Company's heavy maintenance agreement expires in January 2005. Any inability to successfully negotiate replacement contracts, the loss or expiration of any of Ryanair's third party service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company's results of operations. Ryanair will need to enter into airport services agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates in new markets. In addition, although Ryanair seeks to monitor the performance of third parties that provide passenger and aircraft handling services, the efficiency, timeliness and quality of contract performance by third party providers are largely beyond Ryanair's direct control. Ryanair expects to be dependent on such third party arrangements for the foreseeable future.

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

The Company May Face Increased Costs In Connection with Buzz Stansted

     On April 10, 2003, Buzz Stansted, then a newly formed 100% subsidiary of Ryanair Limited, purchased certain assets from KLM UK Limited for EUR 20.8 million. See "Item 4. Information on the Company--Acquisition of Buzz." As part of the transaction, Buzz Stansted agreed to take over the leases on six Boeing 737-300s that Buzz Stansted is currently operating on a sub-service basis on Ryanair's route network.

     The monthly payments due the lessor, International Lease Finance Corporation ("ILFC"), on these leases were substantially higher than the market rates for leases on similar aircraft, leading Buzz Stansted to incur operating losses and therefore to seek to renegotiate or terminate these leases. On August 6, 2004, Buzz Stansted finalized an agreement with ILFC for the early return of the aircraft by the end of October 2004. The commercial terms of the agreement include a settlement in relation to the maintenance return conditions of the aircraft.

     As a result of the return of the aircraft to ILFC, Buzz Stansted intends to cease operations. Ryanair plans to utilize aircraft from its existing fleet and those acquired under its fleet delivery program to service those routes previously operated by Buzz Stansted. A number of employees of Buzz Stansted, consisting almost entirely of pilots, have individually applied for positions with a third-party firm which has an agreement to provide contract pilots to Ryanair. Ryanair could also be exposed to costs associated with the cessation of operations by Buzz Stansted, including, but not limited to, claims arising from any redundancy of the remaining Buzz Stansted employees.

Ryanair is Subject to Aircraft Maintenance Requirements and the Risks of Aircraft Reliability

     As 13 out of Ryanair's operating fleet of 76 aircraft are 737-200As manufactured between 1980 and 1983, it is likely that they will require greater maintenance expenditures than would a newer fleet. The average age of Ryanair's fleet of owned 737-200A aircraft at March 31, 2004 was approximately 23 years. The Company plans to retire these 13 737-200A aircraft between September 2004 and December 2005 and replace them with new 737-800 aircraft. In general, the cost of maintaining or operating aging aircraft exceeds that of maintaining or operating newer aircraft. In addition, there can be no assurance that Ryanair's new 737-800 aircraft will not cause the Company to incur significant maintenance or other operating costs. There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair's aircraft and result in an increase in Ryanair's cost of maintenance beyond management's current estimates. In addition, should Ryanair's aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair's aircraft are less than completely reliable, the Company's business could be materially adversely affected. See "Item 4. Information on the Company-Maintenance and Repairs."

The Company Faces Risks Related to Its Internet Reservations Operations

     As of August 2004, in excess of 96% of Ryanair's daily flight reservations were made through its website. Although the Company has established a contingency program whereby the website is hosted in two separate locations, each of these locations accesses the same Open Skies booking engine, located at the single center, in order to make reservations. Although there are backup procedures at one of these locations, there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a breakdown of such system, which in turn could have a material adverse affect on the Company's financial condition or results of operations.

                      Risks Related to the Airline Industry

Pending EU Regulations on Denied Boarding Compensation for Passengers Could Significantly Increase Related Costs

     The European Union has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No 261/2004), which comes into force on February 17, 2005. This legislation also imposes fixed levels of compensation to passengers for cancelled flights, except where the airline can prove that such cancellation is caused by extraordinary circumstances, such as weather, air-traffic control ("ATC") delays or safety issues. The regulation calls for compensation of either EUR 250, EUR 400 or EUR 600 per passenger, depending on the length of the flight. As Ryanair's average flight duration is less than 1,500 km and therefore considered a short-haul flight, the amount payable would therefore generally be EUR 250 per passenger, per occurrence. Passengers subject to long delays (in excess of two hours for short haul flights) would also be entitled to "assistance" including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline would be required to reimburse the cost of the ticket or provide re-routing to the passenger's final destination. Ryanair does not currently offer any such compensation or other benefits to its passengers as part of its low-fares service.

     The European Low Fares Airline Association (ELFAA), of which Ryanair is a member, has sought and received from the U.K. High Court a reference to the European Court of Justice challenging the validity of this regulation, on the basis that the legislation is unfair and does not benefit consumers. ELFAA has also argued that the regulation is anti-competitive as it does not apply to other competing modes of transport, such as trains, ferries and bus coaches. The U.K. High Court has requested the European Court to expedite the hearing of this case given the "existence of a significant risk that airlines will suffer serious damage following the coming into force of the Regulation".

     Although Ryanair does not overbook its flights as a general rule (and therefore generally does not need to deny boarding to "bumped" passengers) and has one of the best on-time and completed flights records of major European carriers, there can be no assurance that this legislation (if not successfully challenged in the European courts) would not cause the Company to incur significant costs in connection with denied boarding compensation, compensation for certain cancellations or the provision of "assistance" to delayed or cancelled passengers, which could have a material adverse effect on the Company's operating costs and in turn reduce its profitability.

Implementation of the Montreal Convention for Lost, Damaged or Delayed Luggage Could Also Increase Costs.

     The Montreal Convention on the Unification of Certain Rules for International Air Carriage was adopted in Montreal in May 1999. The Convention consolidated, updated and has replaced all previous agreements on air carrier liability, including the 1929 Warsaw Convention. The Convention came into force for all EU countries on June 28, 2004. Passengers can now claim up to 1,000 Special Drawing Rights (SDRs) (currently approximately EUR 835) for lost, damaged or delayed luggage. Passengers submitting baggage claims will have to provide evidence to back up these claims. This compares to the previous weight-based compensation system under the 1929 Warsaw Convention, which limited liability for lost, damaged or delayed luggage to 17 SDRs (currently approximately EUR 14) per kilo of checked hold baggage.

     Although Ryanair has a record for losing fewer bags in comparison to the major European carriers, there can be no assurance that the Company will not incur a significant increase in costs in connection with lost baggage, which could have an adverse effect on the Company's operating costs and in turn reduce its profitability.

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

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry

     The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the U.S. Although carriers such as Ryanair that operate exclusively in Europe have generally been spared from such material adverse impacts on their businesses to date, the cost to all commercial airlines of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism has increased dramatically since these attacks. See "Item 4. Information on the Company-Insurance." In addition, Ryanair's insurers have recently advised the Company that they intend to narrow the scope of the Company's current act of war-related insurance coverage to exclude certain types of catastrophic incidents, such as biological, chemical or "dirty bomb" attacks, which could lead to further increases in costs if the Company is forced to seek additional coverage. Although Ryanair to date has passed on the increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. In response to the dramatic drop in revenue and expected increases in costs, airlines in the U.S. and certain European carriers with significant U.S. operations have sought, and in certain cases, already received, governmental assistance in the form of financial aid, although Ryanair has not sought or received any such aid.

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

Airline Industry Margins Are Subject to Significant Uncertainty

     The airline industry is characterized by high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company's growth or financial performance. See "Item 5. Operating and Financial Review and
Prospects." The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry's high susceptibility to price discounting. See "-The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment."

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

Currency Fluctuations Affect the Company's Results

     Although the Company is headquartered in Ireland, a significant portion of its operations is conducted in the U.K. Consequently, the Company has operating revenues and operating expenses, as well as assets and liabilities, denominated in currencies other than the euro; for example, fuel costs and some maintenance and insurance obligations are denominated in U.S. dollars and U.K.-related revenues and expenses are denominated in U.K. pounds sterling. The Company's results of operations and financial condition can therefore be significantly affected by fluctuations in the respective values of those currencies. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and sterling, and between sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See "Item 11. Quantitative and Qualitative Discussion About Market Risk."

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

     As a further measure to increase the percentage of shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national purchaser. The Restricted Share Notice compels the non-EU purchaser to sell the affected shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder does not sell its shares to an EU national within the specified time period, the Company can then take legal action to compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.

     As of June 30, 2004, EU nationals owned at least 54.6% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares). Ryanair Holdings continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis. Ryanair Holdings has undertaken to notify its shareholders annually of the percentage of Ordinary Shares held by EU nationals.

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

Future Sales of Ordinary Shares Could Depress Ryanair Holdings' Stock Price

     Sales of substantial amounts of ADSs or Ordinary Shares (including Ordinary Shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the ADSs and the Ordinary Shares or the Company's ability to raise capital though a public offering of its equity securities.

     The Company seeks to attract and retain employees in part by offering its employees stock options and other rights to purchase Ordinary Shares, which vest over time. As of March 31, 2004, a total of 24,206,538 options to purchase an equal number of Ordinary Shares were outstanding; not all of these options are currently exercisable. Future grants of stock options under the Company's existing plans are made at the discretion of the Board of Directors of Ryanair Holdings and can only be considered by the Board if the Company meets certain financial performance targets. The issuance of Ordinary Shares for such purposes may have the effect of reducing the percentage ownership in Ryanair Holdings of the then existing stockholders. See "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

Item 4.  Information on the Company

                                  INTRODUCTION

     The Company operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes between Ireland, the U.K. and Continental Europe. In operation since 1985, the Company began to introduce a low cost operating model under a new management team in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." At September 1, 2004, with its operating fleet of 76 aircraft, including 13 Boeing 737-200A jet aircraft, 57 new Boeing 737-800 "next generation" aircraft and six Boeing 737-300 aircraft, the Company offered approximately 500 scheduled short-haul flights per day serving 88 locations in the U.K., Ireland and continental Europe. See "--Route System, Scheduling and Fares--Route System and Scheduling" for more details of Ryanair's route network.

     Offering widely-available low fares, Ryanair carried more than 21 million passengers during calendar year 2003. On the basis of the U.K. Airports Annual Statement of Movements, Passengers and Cargo (the "CAA Statistics") published by the CAA in calendar year 2003, Ryanair had the leading market share (in terms of passenger volume) on most of its scheduled routes between Ireland and provincial cities in the U.K. and carried approximately 43% of all scheduled passenger traffic between Dublin and London, a share favorably comparable to the 35% share of Aer Lingus plc ("Aer Lingus"), its primary competitor on its U.K./Ireland routes. According to the CAA Statistics, Ryanair has also achieved competitive market share results on the routes it launched from the U.K. to continental Europe from the dates it began service on these routes.

     By generating an average scheduled flown passenger load factor of approximately 74% and average scheduled passenger yield of EUR 0.066 per available seat mile ("ASM") and focusing on maintaining low operating costs (EUR
0.055 per ASM), Ryanair achieved a net margin of 19.2% on operating revenues of EUR 1,074 million for the fiscal year ended March 31, 2004. See "Item 5. Operating and Financial Review and Prospects" and "Glossary."

     The market's acceptance of Ryanair's low-fares service is reflected in the "Ryanair Effect" - Ryanair's history of stimulating significant growth in annual passenger traffic on the new routes it has entered since 1991. On the basis of the CAA Statistics and statistics released by the International Civil Aviation Organization (the "ICAO"), the number of scheduled airline passengers traveling between Dublin and London increased from approximately 1.7 million passengers in 1991 to approximately 4.4 million passengers in 2003. Each international route Ryanair has entered since 1991 has recorded significant traffic growth in the period following Ryanair's commencement of service, with Ryanair capturing the largest portion of such growth on each such route. Although a variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K. and European economies, management believes that the most significant factor driving such growth across all its European routes has been Ryanair's low-fares policy and its delivery of better on-time flight punctuality, lower levels of lost bags and fewer cancellations when compared to its competitors.

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

     Low Fares. Ryanair's low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services, regardless of fare. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares charged on flights with higher levels of demand for bookings made nearer to the date of departure. Ryanair's Dublin to London (Stansted) route is its largest route in terms of passenger volume, with fares ranging from EUR 0.99 to EUR 199.99 (excluding government taxes and passenger service charges). Ryanair's competitors generally do not operate a one-way pricing policy, so direct comparison is not possible, but current round-trip fares on Aer Lingus, Ryanair's largest competitor on the London-Dublin route, for travel in September 2004 were EUR 82.27 for economy restricted return tickets, EUR 218.27 for economy flexible return and EUR 353.75 for business class tickets. In July 2004, Ryanair launched a fare promotion offering a total of one million seats on certain routes for "EUR 0.99" (excluding government taxes and passenger service charges) for travel during the period between September 7, 2004 and January 31, 2005, and launched a similar fare promotion in August 2004 offering a total of 900,000 seats on certain routes for "EUR 0.90" (excluding government taxes and passenger service charges) for travel during the period from September 2, 2004, and February 10, 2005.

     Customer Service. Ryanair's strategy is to deliver the best customer service performance in its peer group. According to reports by the Association of European Airlines and the airlines' own published statistics, Ryanair has achieved better punctuality, fewer lost bags and fewer cancellations than all of the rest of its peer grouping in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by operating from uncongested airports.

     Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the fiscal year ended March 31, 2004, Ryanair flew an average of approximately 1.83 round-trips per route per day with an average route length of 491 miles and an average flight duration of approximately 1.2 hours. Short-haul routes allow Ryanair to offer frequent service, while eliminating the necessity to provide "frill" services otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing through service for connecting passengers, including baggage transfer and transit passenger assistance costs.

     In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays and more competitive airport access and handling costs. Ryanair's "on time" performance record (arrivals within 15 minutes of schedule) for the first six months of 2004 was 92%, exceeding that of its principal competitors, including Lufthansa AG ("Lufthansa") 84%, Air France 84%, easyJet Plc ("easyJet") 82%, British Airways 81% and Alitalia S.p.A. ("Alitalia") 80%, according to the Association of European Airlines' reports and the airlines' own published statistics. Faster turnaround times are a key element in Ryanair's efforts to maximize aircraft utilization. Ryanair's average scheduled turnaround time for the fiscal year ended March 31, 2004 was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

     Low Operating Costs. Management believes that Ryanair's operating costs are among the lowest of any European scheduled passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel productivity;
(iii) customer service costs; and (iv) airport access and handling costs:

     Aircraft Equipment Costs. Ryanair's initial strategy for controlling aircraft acquisition costs was to purchase used aircraft of a single type. From 1994 to 1998, Ryanair purchased used Boeing 737-200A aircraft that were, at the date of purchase, between 11 and 17 years old (with an average age of 23 years at March 31, 2004). In the late 1990s, however, there was a significant reduction in the number of such used aircraft available for purchase in the market. Accordingly, in March 1998, Ryanair announced that it would start purchasing new Boeing 737-800 "next generation" aircraft. See "--Aircraft." The 737-800s represent the latest generation of Boeing's 737 aircraft and share certain basic attributes in common with Ryanair's current fleet. Although Ryanair's acquisition of the 737-800s has already, and will continue to significantly increase the size of its fleet from that in 1998 and thus significantly increase its aircraft equipment and related costs (both on an aggregate and per aircraft basis), the purchase of aircraft from a single manufacturer enables it to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of the Boeing contracts are very favorable to Ryanair. Management expects Ryanair to be operating a single fleet type of "next generation" Boeing 737-800s from December 2005 onwards.

     Personnel Productivity. Ryanair endeavors to control its labor costs by continually improving the productivity of its already highly-productive work force. In the year ended March 31, 2004 productivity calculated on the basis of passengers booked per employee continued to improve, increasing to 10,049 passengers, a 21% improvement on the year ended March 31, 2003. Compensation for employees emphasizes productivity-based pay incentives, including commissions for on-board sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew personnel within limits set by industry standards or regulations fixing maximum working hours, as well as participation in Ryanair's stock option programs. Ryanair's average pay per employee for the year ended March 31, 2004 of EUR 50,582 compares favorably to that of its competitors Iberia, easyJet, Lufthansa, Aer Lingus, British Airways, where average salaries are EUR 42,077, EUR 41,384, EUR 41,377, EUR 38,329 and EUR 37,602
     respectively, as published in the latest annual reports.

     Customer Service Costs. Ryanair has entered into agreements on competitive terms with third party contractors at certain airports for passenger and aircraft handling, ticketing and other services that management believes can be more cost efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. The development of its own internet booking facility and reservations center has allowed Ryanair to eliminate travel agent commissions. For the fiscal year ended March 31, 2004, Ryanair generated virtually all of its scheduled passenger revenues through direct sales, with sales through Ryanair's website and direct telephone reservations generating approximately 96% and approximately 4% of the total, respectively.

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

     Taking Advantage of the Internet. During January 2000, Ryanair converted its host reservation system from the BABS (British Airways Booking System) to a new system called Flightspeed, which it operates under a 10 year hosting agreement with Accenture Open Skies ("Open Skies"). As part of the implementation of the new reservation system, Open Skies developed an internet booking facility called Skylights. The Skylights system allows internet users to access Ryanair's host reservation system and to make and pay for confirmed reservations in real time through Ryanair's Ryanair.com website. Since the launch of the Skylights system, Ryanair has heavily promoted its website through newspaper, radio and television advertising. As a result, internet bookings have grown rapidly, accounting for in excess of 96% of all reservations on a daily basis as of September 2004.

     Commitment to Safety and Quality Maintenance. Ryanair's commitment to safety is a primary priority of the Company and its management. This commitment begins with the hiring and training of Ryanair's pilots, cabin crews and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single incident involving major injury to passengers or flight crew in its 20-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed at Dublin, London (Stansted), Glasgow (Prestwick), Shannon and Milan (Bergamo) by Ryanair and, at other airports, by maintenance contractors approved under the terms of Part 145/JAR 145, the European airline industry standard for maintenance. Ryanair currently contracts heavy airframe maintenance, engine overhaul services and rotable repairs to contractors. These contractors also provide similar services to a number of other airlines, including British Airways and Aer Lingus. Ryanair assigns a Part 145/JAR 145 certified mechanic to oversee heavy maintenance and authorize engine overhauls performed by third parties.

     Enhancement of Operating Results through Ancillary Services. Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, the in-flight sale of beverages, food and merchandise and internet-related services. As part of its non-flight scheduled and internet-related services, Ryanair distributes accommodation services and travel insurance as well as car rentals through both its website and its traditional telephone reservation offices. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per unit basis.

     For the fiscal year ended March 31, 2004, ancillary services accounted for 13.9% of Ryanair's total operating revenues, as compared to 13.1% of such revenues in the fiscal year ended March 31, 2003. The increase reflected higher revenues from non-flight scheduled operations, car rentals, in-flight sales and internet-related services. These increases more than offset the elimination of charter revenue from April 2003, when the Company re-directed its charter capacity to scheduled services. See "-Ancillary Services" and "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2004 Compared with Fiscal Year 2003-Ancillary Revenues" for additional information.

     Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) initiating additional routes from the U.K. or Ireland to other locations in continental Europe that are currently served by higher-cost, higher-fare carriers; (ii) increasing the frequency of service on its existing routes; (iii) starting new domestic routes within EU countries; (iv) considering possible acquisitions that may become available in the future; (v) connecting airports within its existing route network ("triangulation"); and (vi) establishing more new bases in continental Europe.

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

     Partially as a result of this progressive movement towards deregulation, there has been a significant increase in the number of airlines providing scheduled passenger service in the EU over the course of the past decade. The prospects for additional market liberalization measures provided further impetus for new entrants, including the conversion of some charter airlines into operators of both scheduled and charter flights. Management expects that other new carriers may be formed to capitalize on these opportunities. Notwithstanding the overall increase in the number of carriers, a large majority of the new entrants are quite small, although this may change, and the overall market has been volatile, with several of the new entrants ceasing operations. Among the major causes of their failure were the competitive responses from major airlines and other low cost carriers (including Ryanair) serving the same routes, including a number of sustained price wars, rapid, unmanageable expansion at higher cost base than existing carriers, and the impact of increased costs of operating aircraft arising from higher interest rates and higher fuel prices.

     Air carriers operating in the intra-EU market generally have traditionally fallen into one of four principal categories: flag carriers, independent airlines, franchises of major airlines and charter operators. The flag carriers, which fly inter-continental routes as well as those within Western Europe, include both those that have traditionally been heavily dependent on aid from their respective governments (including Air France Group ("Air France"), Alitalia, Aer Lingus, and Iberia, S.A.) and "commercial" flag carriers such as British Airways, KLM, Scandinavian Airline System ("SAS") and Lufthansa that have operated with no or little state aid in recent years. The independent carriers include low-fares carriers, such as Ryanair and easyJet, and carriers providing "frills" services more comparable to those of the flag carriers but at slightly lower fares than the flag carriers, such as British Midland Airways Ltd. ("British Midland"). Certain small carriers, have become franchises of major airlines, sharing some ticketing and other distribution systems with the flag carriers. These franchises serve mainly regional routes where flag carriers cannot operate profitably due to their high overhead costs and serve to feed regional passengers to their flag carrier partners for interline service. For the flag carriers, franchises represent a possible means of competing with low-fares start-up carriers, although in Germany, Lufthansa has chosen to compete with the low-fares carriers by maintaining a 49% stake in Germanwings, a low-fares carrier based in Germany. Charter flight operators are significantly more established and more competitive in Europe than in the United States, with many charter operations being owned by major travel groups or commercial airlines. A number of charter operators have recently established their own low-fares subsidiaries, including Hapag-Lloyd Express in Germany (a subsidiary of TUI AG) and My Travel Ltd in the U.K. (a subsidiary of My Travel.com). Charter operators currently account for a significant portion of total intra-EU annual passenger traffic and operate primarily on routes between northern and southern Europe, targeting mainly price-conscious leisure travelers. There have also been a large number of recent start-up airlines throughout Europe following the increased availability of aircraft as a result of capacity reductions by larger airlines post-9/11 and the low interest rate environment of recent years.

     Although the liberalization measures adopted by the EU were expected to reduce air fares and increase competition significantly, the European market continues to be characterized by higher operating costs per ASM than those with respect to scheduled passenger service in the United States. While active competition has increased with the launch of the low-fares carriers, fares for scheduled passenger services on intra-EU routes continue to be generally higher than those on domestic U.S. routes of comparable distances. Ryanair believes that the higher fares are the result of carriers passing on their higher costs to passengers and the lack of significant competition on some intra-EU routes. In addition, EU Member States may intervene to stop further fare reductions on a route or group of routes where market forces have led to a sustained downward movement in fares deviating from seasonal norms and resulting in widespread losses among all carriers on the routes concerned. Further, certain European nations outside the EU could reserve the right to set minimum fares.

Ireland, U.K. and Continental European Markets

     The market for scheduled passenger air travel between Ireland and the U.K. can be divided into two principal segments, the Dublin-London route and the routes between Ireland and other locations in the U.K. outside of London.

     Dublin-London Route. The Dublin-London route (including service from Dublin to each of Heathrow, Gatwick, Stansted, Luton and London City airports) is currently served by five carriers. Ryanair serves three London airports (Stansted, Gatwick and Luton), Aer Lingus serves one airport (Heathrow), while British Midland, British Airways and Air France/Cityjet each serve one airport (Heathrow, Gatwick, and London City respectively).

     Before Ryanair entered the Dublin-London route in 1986, it was serviced only by British Airways and Aer Lingus. Management believes that Ryanair's introduction of competition based on low fares contributed to the significant growth in passenger volume and the heightened competition between airlines that has characterized the Dublin-London route since Ryanair first commenced service in 1986. British Midland entered the route in 1989 and British Airways withdrew in 1991, while British Airways and CityJet Limited (a former Virgin Atlantic franchise) entered the route in 1992 and 1994, respectively, although CityJet withdrew from this route from January 2001, through October 2003. As a result of increased competition, the lowest available fares have declined while the route has experienced substantial annual traffic growth. By calendar year 2003, according to the CAA Statistics, annual traffic had risen to more than 4.4 million passengers.

     Ireland-U.K. Routes. Prior to 1993, the market for air travel between Ireland and other locations in the U.K. was dominated by Aer Lingus. As with the London-Dublin route prior to Ryanair's entry, routes to provincial cities in the U.K. were generally characterized by high fares, service on small-capacity turboprop aircraft and slow traffic growth. Ryanair entered this market by launching low-fares service using jet aircraft between Dublin and Birmingham in 1993 and has since expanded its service to include 24 routes. See "-Route System, Scheduling and Fares-Route System and Scheduling" for a complete list of routes and the dates of their introduction. Since Ryanair's entry into these routes with jet aircraft service and low fares, each of the routes has experienced a significant reduction in fares and, according to the CAA
Statistics, a significant increase in traffic growth. In each of these cases, Ryanair has captured a majority of this incremental growth, and, as a result, Ryanair is currently the market leader in terms of passenger volume on most of its routes between Ireland and provincial cities in the U.K.

     Continental Europe. In 1997, Ryanair began service on new routes to four locations in continental Europe (Dublin to Paris (Beauvais) and Brussels (Charleroi), and London (Stansted) to Stockholm (Skavsta) and Oslo (Torp)). Since that time Ryanair has substantially expanded its continental European service and now serves a total of 64 locations. See "-Route System, Scheduling and Fares-Route System and Scheduling" for a complete list of routes and the dates of their introduction. Ryanair established continental European bases at Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Barcelona (Girona) and Rome (Ciampino). Ryanair currently competes with a number of flag carriers, including British Airways, Lufthansa, Air France, KLM, Iberia and Alitalia, and a larger number of smaller carriers, including low-fares airlines such as easyJet, BMI Baby and Fly Be in the United Kingdom and Hapag Lloyd Express, Germanwings and easyJet in Germany, with the number and identity of its competitors varying according to the route flown.

The Acquisition of Buzz

     On April 10, 2003, Buzz Stansted, a newly-formed subsidiary of Ryanair, purchased certain assets of Buzz, KLM's former low-fares subsidiary, from KLM UK Limited for EUR 20.8 million. These assets primarily comprised trademarks, domain names, computer equipment, ticket desk equipment and certain aircraft documents, records and manuals. As part of the transaction, KLM UK Limited agreed to transfer certain landing and takeoff slots at London (Stansted) Airport to Ryanair. In addition, Buzz Stansted agreed to take over leases with ILFC on six Boeing 737-300s, which were novated by KLM UK Limited to Buzz Stansted, as well as to sub-lease four BAe146 aircraft from KLM during the period from April 10, 2003 to March 31, 2004, at which time the BAe146s were returned to KLM.

     As part of the acquisition, Buzz Stansted agreed to employ 110 of the approximately 500 former Buzz staff, each of whom was offered and accepted new contracts of employment with Buzz Stansted. The balance of the former Buzz staff were made redundant by KLM UK Ltd, and, under the purchase agreement governing the transaction, any liabilities arising from resultant claims by these staff were settled by KLM UK Ltd. The acquisition agreement also contains an indemnity from KLM UK Ltd in favor of Buzz Stansted covering any further claims arising from these redundancies of the former Buzz staff.

     The leases for the six Boeing 737-300 aircraft, which had a formal term of approximately eight years, ending between October 2010 and February 2011, had monthly lease payments that were substantially higher than market rates. However, Buzz Stansted was permitted to terminate any or all six of these leases 48 months prior to the contractual lease termination date for each aircraft, or between October 2006 and February 2007. On August 6, 2004, Buzz Stansted finalized an agreement with ILFC for the early return of these aircraft, with two aircraft to be returned on October 15, 2004, and the remaining four aircraft on or before October 31, 2004. As part of the commercial terms of the agreement for the early return of the aircraft, the parties reached an agreement in relation to the maintenance and other return conditions of the aircraft.

     As a result of the return of the aircraft to ILFC, Ryanair intends to cease operations at Buzz Stansted and to utilize aircraft from its existing fleet and those acquired under its fleet delivery program to service those routes previously operated by Buzz Stansted. A number of employees of Buzz Stansted, consisting almost entirely of pilots, have individually applied for positions with a third-party firm which has an agreement to provide contract pilots to Ryanair. The Company could also be exposed to costs associated with the cessation of operations at Buzz Stansted. See "Item 3. Key Information--Risk Factors--Risks Related to the Company--The Company May Face Increased Costs In Connection with Buzz Stansted."

     Buzz Stansted's results have been fully consolidated with those of Ryanair and are included in the financial and operating data included in this annual report.

     Buzz Stansted did not operate any services between April 10, 2003 and May 1, 2003, while its staff were being retrained and the airline obtained the required U.K. air operators' certificate. As a result, the Company recorded exceptional costs amounting to EUR 3.1 million (equal to Buzz Stansted's operating costs during this period of inactivity) in the fiscal quarter ending June 30, 2003. The Company was also required to give a guarantee of U.K. POUND 12 million to the CAA to discharge any liabilities to third parties that might arise from the termination of Buzz's business. This guarantee was withdrawn on September 19, 2004.

     Ryanair recorded goodwill in the amount of EUR 46.8 million in connection with the Buzz acquisition. This figure is comprised of the purchase price of EUR
20.8 million and excess lease costs in the amount of EUR 26.0 million, which latter amount was calculated on the basis of a report from Avitas, independent aircraft valuers. This independent valuation highlighted that the monthly payments on the leases novated to Buzz Stansted are substantially higher than existing market rates for leases on similar aircraft. The Company has calculated the amount of these excess lease costs over the remaining term of the leases at EUR 26.0 million, based on a calculation of the difference between the contractual rates and these estimates of current market rates. Under Irish GAAP, this goodwill will be amortized in the Company's profit and loss account over a 20-year period in the amount of EUR 2.3 million per annum. In accordance with U.S. GAAP, the Company has performed a valuation of the Buzz assets acquired to attribute value to separable intangible assets. As these assets do not have a limited life, they will not be depreciated and, except for the straight-line goodwill amortization which is not required under U.S. GAAP, the Company does not expect there will be any income statement differences under Irish and U.S. GAAP in accounting for this acquisition.



                       ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

     The following table lists each of the routes served by Ryanair and sets forth certain information with respect to Ryanair's route system based upon the flight schedule in effect at September 1, 2004:


                                                                      Round trip
                                                                        flights
                                                   Date service      scheduled per   Number of passengers booked in
                  Route served                       commenced            day              calendar year 2003

Between Dublin and London:
London (Luton)                                      January 1986           5                     411,920
London (Stansted)                                  November 1988           12                   1,200,582
London (Gatwick)                                   November 1994           6                     439,322

Between Dublin and U.K. Provincial Airports:
Liverpool                                             May 1988             3                     264,180
Birmingham                                         November 1993           2                     287,917
Manchester                                            May 1994             5                     254,297
Glasgow (Prestwick)                                   May 1994             3                     254,908
Cardiff                                               May 1996             1                     75,178
Bournemouth                                           May 1996             1                     77,289
Leeds/Bradford                                        May 1996             3                     251,268
Bristol                                               May 1997             3                     220,467
Teesside                                           November 1997           1                     72,798
Edinburgh                                           August 2001            3                     306,004
Aberdeen                                             April 2002            1                     75,726
Newcastle                                           January 2003           2                     129,806
Blackpool                                             May 2003             1                     46,290
East Midlands                                        April 2004            3                       -

Between Dublin and Continental Europe:
Paris (Beauvais)                                      May 1997             3                     287,775
Brussels (Charleroi)                                  May 1997             4                     295,254
Malaga                                               March 2003        3 per week                24,007
Faro                                                 March 2003        3 per week                15,840
Barcelona (Girona)                                   April 2003            1                     12,050




                                                                      Round trip
                                                                        flights
                                                   Date service      scheduled per   Number of passengers booked in
                  Route served                       commenced            day              calendar year 2003


Reus                                                April 2004             1                       -

Between Shannon and Continental Europe:
Paris (Beauvais)                                   February 2002           1                     78,948

Between London (Stansted) and Irish Provincial
  Airports:
Cork                                                October 1991           3                     398,751
Knock                                                 May 1991             1                     121,441
Kerry                                                June 1997             1                     125,097
City of Derry                                        July 1999             2                     143,574
Shannon                                              April 2000            2                     328,267

Between London (Stansted) and U.K. Provincial
  Airports:
Newquay                                              April 2002            2                     146,109
Blackpool                                             May 2003             2                     78,964

Between London (Stansted) and Germany:
Altenburg                                             May 2003             1                     55,590
Frankfurt (Hahn)                                     April 1999            4                     581,749
Friedrichshafen                                      April 2002            1                     108,219
Hamburg (Lubeck)                                     June 2000             4                     262,877
Niederrhein                                          April 2003            3                     179,182
Berlin Schoenefeld                                    May 2003             2                     208,025
Baden-Karlsruhe                                    September 2003          2                     51,588
Erfurt                                              January 2004           1                        -

Between London (Stansted) and Italy:
Venice (Treviso)                                      May 1998             3                     402,507
Pisa                                                 June 1998             4                     342,223
Genoa                                                 May 1999             2                     160,776
Ancona                                               July 1999             1                     91,696
Turin                                                July 1999             2                     156,810
Alghero (Sardinia)                                   July 2000             2                     174,057
Brescia                                              July 2000             2                     133,438
Trieste                                              April 2001            1                     108,948
Pescara                                              April 2001            1                     97,314
Bologna (Forli)                                    November 2001           2                     162,389
Rome (Ciampino)                                      April 2002            6                     656,989
Palermo                                               May 2003             2                     103,685
Bari                                                January 2004           1                        -

Between Pisa Airport and Germany:
Hamburg (Lubeck)                                      May 2003             1                     65,039

Between London (Stansted) and France:
Lyon (St. Etienne)                                    May 1998             1                     103,569
Toulouse (Carcassonne)                               June 1998             2                     147,710
Biarritz                                             April 1999            3                     143,090
Brittany (Dinard)                                    April 1999            1                     95,485
Nimes                                                June 2000             2                     110,143




                                                                      Round trip
                                                                        flights
                                                   Date service      scheduled per   Number of passengers booked in
                  Route served                       commenced            day              calendar year 2003


Perpignan                                            June 2000             2                     125,329
Montpellier                                          April 2002            1                     101,231
Strasbourg (a)                                      October 2002           -                     138,001
Pau                                                  April 2003            1                     56,650
Reims (b)                                            April 2003            -                     43,150
Rodez                                                 May 2003             1                     47,644
Bergerac                                              May 2003             2                     71,428
Brest (c)                                             May 2003             -                     50,485
Clermont Ferrand (b)                                  May 2003             -                     46,384
Limoges                                               May 2003             2                     68,794
La Rochelle                                           May 2003             1                     46,893
Poitiers                                              May 2003             1                     56,904
Tours                                                 May 2003             1                     44,646

Between London (Stansted) and Scandinavia:
Oslo (Torp)                                          June 1997             3                     244,335
Aarhus                                             September 1999          2                     149,614
Malmo                                                July 2000             2                     185,237
Esbjerg                                              April 2001            2                     83,339
Stockholm (Vasteras)                                 April 2001            1                     159,762
Gothenburg                                           April 2001            3                     208,571
Haugesund                                            April 2003            2                     45,380
Tampere                                             October 2003           1                     19,413

Between London (Stansted) and the Netherlands:
Eindhoven                                            April 2002            2                     141,046
Maastricht (c)                                       April 2003            -                     61,118
Groningen (d)                                         May 2003             -                     44,951

Between London (Stansted) and Austria:
Salzburg                                             April 2001            2                     219,637
Graz                                                 April 2002            1                     111,018
Klagenfurt                                           April 2002            1                     85,044
Linz                                                January 2004           1                        -

Between London (Stansted) and Belguim:
Ostend-Bruges (c)                                     May 2003             -                     44,468

Between London (Stansted) and Spain:
Barcelona (Girona)                                 February 2003           4                     368,922
Murcia                                                May 2003             4                     152,261
Jerez                                                 May 2003             2                     21,303
Valladolid                                         November 2003           1                     16,715
Barcelona (Reus)                                   November 2003           2                     20,106

Between Glasgow (Prestwick)  and:
London (Stansted)                                   October 1995           6                     802,511
Paris (Beauvais)                                   November 1998           2                     150,945
Frankfurt (Hahn)                                     March 2000            1                     108,547
Oslo (Torp)                                          April 2002            1                     73,919
Bournemouth                                        February 2003           1                     92,316




                                                                      Round trip
                                                                        flights
                                                   Date service      scheduled per   Number of passengers booked in
                  Route served                       commenced            day              calendar year 2003


Barcelona (Girona)                                    May 2003             1                     58,527
Gothenburg                                          October 2003           1                     16,881
Shannon                                            December 2003           1                      5,345
Milan (Bergamo)                                     January 2004           1                        -

Between Brussels Charleroi and:
London (Stansted) (d)                                April 2001            -                     364,599
Toulouse (Carcassonne)                               April 2001            1                     122,152
Prestwick                                            April 2001            1                     91,788
Pisa                                                 April 2001            2                     193,716
Shannon                                              April 2001            1                     110,662
Venice (Treviso)                                     April 2001            2                     246,144
Liverpool (b)                                        June 2002             -                     109,471
Rome (Ciampino)                                      June 2002             2                     139,324
Barcelona (Girona)                                    May 2003             2                     74,570
Valladolid                                          January 2004           1                        -

Between Frankfurt (Hahn) and:
Shannon                                               May 2000         1 per week                38,224
Bournemouth (b)                                    February 2002           -                     78,951
Milan (Bergamo)                                    February 2002           2                     217,795
Pescara                                            February 2002           1                     112,801
Oslo (Torp)                                        February 2002           1                     112,832
Montpellier                                          March 2002            1                     105,843
Pisa                                                 March 2002            2                     210,801
Barcelona (Girona)                                 December 2002           2                     261,475
Rome (Ciampino)                                    December 2002           2                     230,020
Bologna (Forli)                                    December 2002           1                     102,794
Stockholm (Skavsta)                                December 2002           2                     170,286
Gothenburg                                         February 2003           1                     95,981
Malmo (c)                                            March 2003            -                     78,593
Kerry                                                April 2003            1                     79,737
Perpignan (b)                                        March 2002            -                     19,018
Treviso                                             October 2003           1                     18,197
Alghero                                             October 2003           1                     17,619
Barcelona (Reus)                                    January 2004           2                        -
Tampere                                             January 2004           1                        -

Between Milan (Bergamo) and:
London (Stansted)                                    April 2002            4                     387,349
London (Luton)                                     February 2003           2                     183,087
Paris (Beauvais)                                   February 2003           2                     215,215
Brussels (Charleroi)                               February 2003           2                     203,693
Barcelona (Girona)                                 February 2003           2                     232,396
Hamburg (Lubeck)                                   February 2003           1                     100,882

Between Stockholm (Skavsta) and:
London (Stansted)                                    June 1997             3                     305,813
Aarhus (c)                                           April 2003            -                     58,028
Paris (Beauvais)                                     April 2003            2                     144,687
Hamburg                                              April 2003            1                     131,896



                                                                      Round trip
                                                                        flights
                                                   Date service      scheduled per   Number of passengers booked in
                  Route served                       commenced            day              calendar year 2003

Glasgow (Prestwick)                                  April 2003            1                     74,639
Tampere (c)                                          April 2003            -                     78,324
Oslo (Torp) (c)                                      April 2003            -                     71,771
Brussels (Charleroi)                                October 2003           1                     16,823
Rome (Ciampino)                                     January 2004           1                        -
Milan (Bergamo)                                     January 2004           1                        -

Between Barcelona (Girona) and:
Bournemouth                                         October 2003           1                     15,407
Birmingham (d)                                      October 2003           -                     14,519
Paris (Beauvais)                                   February 2004           2                        -
Liverpool                                          February 2004           1                        -
Baden                                              February 2004           1                        -
Turin                                              February 2004           1                        -
Treviso                                            February 2004           1                        -
Eindhoven                                          February 2004           2                        -
Alghero                                            February 2004           1                        -
Rome (Ciampino)                                    February 2004           2                        -

Between Birmingham and:
Murcia (d)                                          October 2003           -                     18,272

Between Rome (Ciampino) and:
Klagenfurt                                          January 2004           1                        -
Baden                                               January 2004           1                        -
Paris (Beauvais)                                    January 2004           2                        -



(a) Service to Strasbourg was discontinued in September 2003 after a Strasbourg court ruled that the marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with the route was illegal and constituted unlawful state aid to Ryanair. Ryanair is appealing this decision; pending the outcome of this appeal, it has opened a route from Baden Karlsruhe in Germany to London (Stansted). See "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

(b)  Services  from  Frankfurt   (Hahn)  to   Bournemouth   and  Perpignan  were
     discontinued on October 25, 2003 and March 28, 2004, respectively.

(c) On January 14, Ryanair discontinued services between London (Stansted) and Reims, Clermont Ferrend, Ostend and Maastricht; Frankfurt (Hahn) and Malmo; Stockholm (Skavsta) and Aarhus, Tampere and Oslo (Torp); and Brussels (Charleroi) and Liverpool.

(d) On April 28, 2004 Ryanair discontinued services between London (Stansted) and Brest, Groningen and Charleroi; Barcelona (Girona) and Birmingham; and Birmingham and Murcia.



     Management's objective is to schedule a sufficient number of flights per day on each route to satisfy demand for Ryanair's low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:30 a.m. and 11:00 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

Low and Widely-Available Fares

     Ryanair offers low, multi-tier fare pricing, with prices generally varying depending on advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services, regardless of fare. All tickets can be changed subject to certain conditions, including payment of a fee and applicable upgrade charge, but are non-cancelable and non-refundable and must be paid for when the reservation is made.

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

     Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to underprice attempts by its competitors to lower their fares on a particular route. Ryanair offers weekday one-way fares starting at EUR 9.99 on many of its routes, and is offering lower-fare trips on certain routes from time to time. Ryanair promotions must be made during a limited period of time and are only available for travel during a specific period. Other promotional fares generally are available only for mid-week travel, for a limited period and for a limited number of seats per flight, and also require reservations in advance. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the period they are in effect.

                            MARKETING AND ADVERTISING

     Ryanair's primary marketing strategy is to emphasize its widely-available low fares. In doing so, Ryanair primarily advertises its services in national and regional newspapers in Ireland and the U.K. In continental Europe, Ryanair advertises primarily through regional and national newspapers, as well as on radio, billboards and other local media. Currently, the slogan "Ryanair.com, Fly Cheaper" is prominently featured in all of the airline's marketing to build its brand identity. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards.

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

     In August 1999, Ryanair launched an internet-based reservation and ticketing service that allows passengers to access its reservations system through Ryanair's website at www.ryanair.com. Information included on Ryanair's website is not incorporated by reference into this Report. In January 2000, the system was enhanced and integrated with Ryanair's new Flightspeed reservations system. Passengers can now make reservations and purchase tickets directly through the website. The level of internet bookings has grown rapidly, accounting for approximately 96% of all daily reservations as of September 1, 2004.

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

                                    AIRCRAFT

     As of September 30, 2004, Ryanair's operating fleet included 13 Boeing 737-200A aircraft, each having 130 seats, and 57 Boeing 737-800 "next generation" aircraft, each having 189 seats. Ryanair also, through its subsidiary Buzz Stansted, leased six Boeing 737-300 aircraft, each having 148 seats. During fiscal 2004, Ryanair, also through Buzz Stansted, sub-leased and operated four BAe146 aircraft, each having 110 seats.

     The table below sets forth details of Ryanair's operating fleet of aircraft at March 31, 2004 and September 30, 2004, as well as the number of aircraft it expects to be operating at March 31, 2005.



                                                            No. of operating aircraft in fleet
                                          March 31, 2004          September 30, 2004            March 31, 2005

Boeing 737-200As                                15                        13                           9
Boeing 737-300s                                  6                         6                           -
Boeing 737-800s                                 51                        57                          78

Total operating aircraft                        72                        76                          87



Aircraft

     Boeing 737-200As: Ryanair is in the process of phasing out its 737-200A aircraft, which currently comprise 13 operating aircraft with an average age of 23 years. Eight 737-200As have already been retired from the fleet and the Company expects to complete this phase-out by December 2005. In 2003, Ryanair accelerated the retirement schedule with respect to six of these aircraft after scratches were found on the outer skin of these planes during a routine maintenance check. Two additional Boeing 737-200As were subsequently retired as scheduled in July 2004, with the remaining 13 due for retirement on or before December 2005. During 2003, Ryanair arranged for the short-term lease from October 2003 of six aircraft to cover for the retired 737-200As. All of these leases had expired by the end of fiscal 2004.

     Boeing 737-800s: Between March 1999 and March 2004, Ryanair took delivery of 51 new Boeing 737-800 "next generation" aircraft under its contracts with Boeing. Six additional Boeing 737-800s have been delivered through September 30, 2004. The new 737-800s share certain basic characteristics with the Company's fleet of 737-200A aircraft, but are larger (seating up to 189 passengers, as compared to 130 in the 727-200As), capable of longer flights without refueling and incorporate more advanced aviation technology. The 737-800s also comply with Chapter 3 noise reduction requirements established by the International Civil Aviation Organization, which took effect in the EU in 2002.

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

     On January 31, 2003, the Company entered into a supplemental agreement to the 2002 Boeing contract, pursuant to which Ryanair exercised a further 18 of the purchase options granted under the 2002 Boeing contract and purchased an additional four 737-800 aircraft. This in turn brought total firm orders with Boeing for 737-800 series aircraft to 125. In addition, as part of the supplemental agreement, the number of purchase options remaining was increased from 29 to 125. In January 2004, Ryanair exercised two purchase options for aircraft due for delivery in December 2005 bringing the total firm aircraft order with Boeing to 155 aircraft and 123 options. Similar commercial terms apply to the additional firm aircraft ordered and to the additional options granted. For additional details on the Boeing contracts and scheduled aircraft deliveries, see "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources" and "Item 10. Additional Information-Material Contracts."

     Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next six years and that the significant size of the original and supplemental orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries, and a standard configuration for all of the aircraft. The purchase is also expected to allow Ryanair to phase out its remaining 13 Boeing 737-200As, which are on average 23 years old, over a two-year period ending in 2005.

     The Boeing 737 exists in a number of generations and is the world's most widely-used commercial aircraft. The 737-800s represent the latest generation of Boeing's 737 aircraft and share certain basic attributes in common with Ryanair's fleet of 737-200As. Management believes that spare parts and cockpit crews qualified to fly the aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft, and that its strategy of generally limiting its fleet to related aircraft types enables Ryanair to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. The 737-800s are fitted with CFM 56-7B26 and CFM 56-7B27 engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground proximity warning systems.

     Boeing 737-300s: As part of the acquisition of certain assets of Buzz, Ryanair's Buzz Stansted subsidiary took over the leases on six 737-300 aircraft, which as of March 31, 2003, had an average age of eight years. During 2004, Buzz Stansted operated these aircraft on a sub-service basis for Ryanair. On August 6, 2004, Buzz Stansted finalized an agreement with the lessor, ILFC, for the early return of the aircraft by the end of October 2004. See "--Industry Overview--The Acquisition of Buzz."

Fleet Expansion

     Ryanair expects to take delivery of an additional 98 aircraft under its current contracts with Boeing. Together with the retirement of its Boeing 737-200 as well as the planned termination of Buzz Stansted's leases for the six Boeing 737-300s in the fall of 2004, these deliveries will increase the size of Ryanair's fleet to 155 by December 2008, or more should Ryanair choose to exercise any of the additional 123 options to purchase aircraft remaining under its existing purchase contracts with Boeing.

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

Training and Regulatory Compliance

     Ryanair currently owns and operates 737-200 and 737-800 flight simulators for pilot training and has entered into a contract to purchase two additional 737-800 flight simulators from CAE Electronics Ltd. of Quebec, Canada. The first of these additional simulators was delivered in January 2004 and the second simulator is expected to be delivered in 2007. The CAE contract also provides Ryanair with an option to purchase another such simulator for delivery in 2007.

     Management believes that Ryanair is currently in compliance with all applicable directives concerning its fleet of Boeing 737-200A, 737-300 and 737-800 aircraft and will comply with any regulations or directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company's results of operations or financial condition. See "Item 3. Key Information-Risk Factors-Safety-Related Undertakings Could Affect the Company's Results".

                               ANCILLARY SERVICES

     Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, the in-flight sale of beverages, food and merchandise, and internet-related services. Revenues from ancillary services totaled EUR 149.7 million in fiscal 2004, compared to EUR 110.6 million in fiscal 2003. See "Item
5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2004 Compared with Fiscal Year 2003-Ancillary Revenues."

     As part of its non-flight scheduled and internet-related services, Ryanair distributes accommodation services and travel insurance through both its website and its traditional telephone reservation offices. Ryanair also sells rail tickets and plans to start distributing them through its website during the autumn of 2005. The Company also plans to introduce Ryanair incentivizes ground service providers at all of the airports it serves to collect established excess baggage charges on any baggage that exceeds Ryanair's published baggage allowances. The Company also charges customers a fixed fee to defray the administrative costs incurred in processing debit and credit card transactions. Both excess baggage charges and these processing fees are recorded as components of non-flight scheduled revenue.

     For car rental services, Ryanair has entered into a contract with the Hertz Corporation ("Hertz"), pursuant to which Hertz handles all automobile-related aspects of such services and pays a per-rental fee to Ryanair.com (or other relevant reservations agent) as well as a set amount to Ryanair for marketing support. Ryanair also receives a commission on all Hertz car rentals booked through the Ryanair.com website.

     Ryanair's merchandise sales on all of its scheduled flights and merchandise, food, and beverage sales on flights within the U.K., are on a duty-paid, rather than duty-free basis. In fiscal year 2004, the in-flight sale of beverages and duty-free merchandise accounted for 2.8% of Ryanair's revenues, or EUR 30.1 million, as compared to 2.7% of Ryanair's revenues, or EUR 23.1 million, in fiscal year 2003. Starting in November 2004, Ryanair also plans to introduce handheld in-flight entertainment devices available for rental on a limited number of flights.

     Internet-related revenues comprises revenue generated from Ryanair.com, including hotel accommodation and travel insurance, but excluding car hire revenue. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per unit basis. Revenue generated from internet services was EUR 17.7 million and EUR 12.1 million in the years ending March 31, 2004 and March 31, 2003, respectively. Ryanair also provides certain financial services and acts as an agent for MBNA, an issuer of Visa credit cards. As part of this agreement with MBNA, Ryanair and MBNA jointly promote a Ryanair-branded credit card supplied by MBNA on board the aircraft, on Ryanair's internet site, and via direct marketing at the airports served by Ryanair in the U.K. and Ireland. Ryanair generates revenues from MBNA on the basis of the number of cards issued and the revenues generated through use of the credit cards.

     In fiscal year 2004, Ryanair's revenues from charter operations decreased to EUR 0.1 million from EUR 12.4 million in fiscal year 2003 as a result of a decline in excess capacity available for charter service as the Company continued to focus on its scheduled operations. Since April 2003, the Company has no longer offered charter services, as remaining charter capacity was reallocated to scheduled services, with the Company now offering scheduled flights to many of the destinations previously served by charters.

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

     Ryanair's quality assurance department deals with the overall supervision of all maintenance activities in accordance with Part 145/JAR 145, the European regulatory standard for aircraft maintenance and standards established by the European Aviation Safety Agency (EASA). EASA came into being on September 28, 2003, through the adoption of Regulation (EC) NO 1592/2002 of the European parliament, and its standards superseded the previous Joint Aviation Authority
(JAA) requirements (JARs were developed and adopted by the JAA, an associated body of the European Civil Aviation Conference, formed to enhance co-operation between the national civil aviation authorities of participating European countries, including Ireland). See "--Government Regulation--Regulatory Authorities."

     Ryanair is itself an EASA Part 145/JAR 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services on its aircraft other than scheduled heavy maintenance. Ryanair also performs certain checks on its aircraft, including pre-flight, daily and transit checks at some of its bases, as well as A and B checks at its Dublin facility. Maintenance and repair services that may become necessary while an aircraft is located at one of the other airports served by Ryanair are provided by other Part 145/JAR 145 approved contract maintenance providers. Aircraft return each evening to Ryanair's bases, where they are examined each night by Ryanair's approved engineers (or, in the case of Brussels (Charleroi), London (Luton), Stockholm (Skavsta), Rome (Ciampino) and Frankfurt (Hahn), by local Part 145/JAR 145 approved companies).

     In August 2002, Ryanair announced that it would be expanding its in-house maintenance capability to include light C checks by building a new two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland. The facility started operations in December 2003 and is initially set up to carry out A checks on Ryanairs fleet of 737-800 aircraft. The facility is capable of performing two light C-checks per week, enabling Ryanair to perform these checks in-house. All heavy maintenance C checks will continue to be outsourced to third parties. The new facility is expected to cost up to U.K. POUND 10 million and to employ up to approximately 180 people when it becomes fully operational sometime in 2006.

Heavy Maintenance

     Ryanair contracts with outside maintenance providers for heavy maintenance services. Ryanair currently contracts its heavy airframe maintenance overhauls for its core Boeing 737 fleet to a single Part 145/JAR 145-approved contractor, FLS Aerospace Ltd. ("FLS") and engine overhaul service for these aircraft to two Part 145/JAR 145-approved contractors, Lufthansa Airmotive Ireland ("Airmotive"), which is responsible for maintenance of the CFM 56-7 engines that power the Boeing 737-800 aircraft, and Israeli Aircraft Industries Limited ("IAI"), which is responsible for the JT8D engines fitted to the Boeing 737-200A aircraft. Ryanair also contracts its "rotable" repairs to IAI. Services provided by FLS include heavy airframe maintenance, technical engineering and various maintenance support services, while those provided by IAI include engine overhauls, wheel and brake services, landing gear overhaul and auxiliary power unit repair services.

     In January 2000, Ryanair entered into a new heavy maintenance agreement with FLS covering both its Boeing 737-200A and 737-800 aircraft. The agreement formally expires in January 2005,and Ryanair has started negotiations with a number of maintenance and repair organizations (MRO's) (including FLS) to carry out this work after that date. Under this existing contract, man-hour rates for maintenance on the Boeing 737-200A aircraft are fixed for the first three years and then are subject to escalation on the basis of the annual increase in the cost index for the Manufacturers of Aircraft and Spacecraft in the U.K. The Boeing 737-800 aircraft checks are initially to be completed on the basis of the number of man-hours incurred at a fixed rate per hour, plus the actual cost of the materials consumed. Once the first series of checks have been completed, the contract provides for both parties to agree to fix the price for labor and materials for each check thereafter.

     The contract also provides for penalties and a bonus incentive for FLS for the on-time completion of checks, which have been capped at a specific level for each year of the contract. In relation to the major P12 checks on the 737-200A aircraft, the Company does not have a fixed materials cost, but will instead pay FLS on the basis of the manufacturer's list price, with Ryanair having an option to supply spare parts to FLS either in advance of the aircraft check or to pay FLS for such parts.

     In November 1999, Ryanair entered into a 10-year contract with Airmotive for the repair and overhaul of the CFM56-7 engines fitted to its 737-800 aircraft, which was terminable after 5 years by either party, upon six months notice. Ryanair has given Airmotive notice and the contract is to be terminated on December 1, 2004. Ryanair is currently in the final stages of concluding a new 10-year cost-per-cycle agreement with an engine MRO provider for all repair and overhaul services for these engines at agreed rates per cycle flown throughout the period of the contract. There can be no assurance that the Company will conclude these negotiations successfully or on favorable terms. In the existing agreement with Airmotive, labor charges for the repair and overhaul of engines were fixed until January 2003. Thereafter, the rate per hour was increased to a new fixed rate, to be adjusted annually based on rates established by the mechanics trade union.

     Effective November 1, 2001, Ryanair entered into an agreement with IAI, which is based at Ben Gurion Airport in Israel, for the repair and overhaul of all of the Pratt & Whitney JT8D engines on its Boeing 737-200A aircraft, including seven spare engines. The contract terminates on December 31, 2005, and requires IAI to complete all scheduled and unscheduled shop visits for these engines, including spare parts and labor, at a fixed rate per engine cycle. IAI will also provide other repair and overhaul services for these engines at fixed rates throughout the period of the contract. Ryanair can terminate the contract upon 30 days notice if there is material default in IAI's performance or in the event of IAI's bankruptcy, or upon six months notice if certain delays occur. IAI can terminate the contract upon 30 days notice if Ryanair fails to pay, except where items are disputed in good faith, or if Ryanair is declared bankrupt. The scheduled termination date for this contract corresponds to the date by which Ryanair expects to have retired all of the 737-200As from its fleet.

     The Buzz Stansted aircraft are currently being maintained on a line maintenance basis by Ryanair Limited under its Part 145/JAR 145 approval. The heavy maintenance in respect of engines for the six Boeing 737-300s is contracted to Snecma, while that for the airframe has not been contracted to any specific maintenance organization.

     By contracting with Part 145/JAR 145-approved maintenance providers, management believes it is better able to control the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145/JAR 145-certified mechanic to oversee all heavy maintenance or engine overhaul performed by third parties. Maintenance providers are also monitored closely by the national authorities under JAA and national regulations.

     The loss or expiration of these or any other of Ryanair's third party service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company's business, results of operations and financial condition. Ryanair expects to be dependent on such third party arrangements for the foreseeable future, notwithstanding the additional capabilities provided by its new maintenance facility at Glasgow (Prestwick).

                                  SAFETY RECORD

     During its 20-year operating history, Ryanair has not had a single incident involving major injury to passengers or flight crew. Ryanair's commitment to safe operations is manifested by its safety training procedures, its investment in safety-related equipment and the adoption of an internal confidential reporting system for safety issues.

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

     Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the use of a confidential reporting system which is available through Ryanair's and Buzz Stansted's Flight Safety Offices. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error or discrepancy in flight operations that they do not wish to report through standard channels. The confidential reporting system is designed to increase management's awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through the system to modify operating procedures and improve flight operation standards.

                               AIRPORT OPERATIONS

Airport Handling Services

     Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at the other airports it serves. Servisair plc provides Ryanair's ticketing, passenger and aircraft handling and ground handling services at many of these airports in Ireland and the U.K., excluding London (Stansted) (where these services are provided primarily by Groundstar Ltd.), while similar services in continental Europe are generally provided by the local airport authority, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices, although some may have periodic increases linked to inflation. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of such contracts may be terminated by either party by prior notice. The loss or expiration of such contracts or any inability to renew such contracts or negotiate contracts with other providers at comparable rates could have a material adverse effect on the Company's business, results of operations and financial condition. Ryanair will need to enter into similar agreements in any new markets it may enter, and there can be no assurance that Ryanair will be able to obtain the necessary facilities and services at competitive rates in such new markets.

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

     In February 2001, the Irish Government established a Commission for Aviation Regulation (the "CAR"). The CAR is currently responsible for regulating charges at Dublin, Cork and Shannon airports. In August 2001, the CAR issued a determination in relation to charges which are to remain in effect for five years, beginning September 24, 2001 with a possibility of a review by the CAR after two years. The base charges for 2002 were approximately 5% lower than the charges previously in effect, and an efficiency factor (RPI-X) provides that the charges will decrease by the efficiency factor minus the level of inflation in Ireland. On September 24, 2003, the CAR announced a 9% increase in the maximum charges permitted at Dublin airport to compensate for claimed under-recovery of costs by Aer Rianta and legal costs incurred by the CAR in defending a legal challenge by Aer Rianta of the CAR's original price determination. However, on March 26, 2004, the CAR published its "two-year" review of the changes, in accordance with the Aviation Regulation Act, and reduced the maximum charges permitted to be levied by Aer Rianta by approximately 9% based on errors in the CAR's original regulatory formula. As a result, the maximum charges permitted to be levied by Aer Rianta at Dublin airport have remained essentially unchanged from 2003 to 2004.

     The State Airports Act 2004 was introduced by the Irish government to provide the legislative basis for the restructuring of Aer Rianta and the establishment of Dublin, Cork and Shannon airports as independent airport authorities under state ownership. The Act provides for Aer Rianta to be re-named as the Dublin Airport Authority. The Act also provides for the establishment of two new state-owned companies, namely Cork Airport Authority plc and Shannon Airport Authority plc.

     In respect of changes, the State Airports Act 2004 provides that the CAR will retain price regulation responsibilities solely for Dublin airport. Dublin airport will be subject to a new determination in respect of landing charges by the CAR within a year of the renaming of Dublin Airport Authority plc. Landing charges will become deregulated at Cork and Shannon airports on the earlier of the vesting day or the issuance of a new determination by the CAR in respect of Dublin airport. At this point, Cork Airport Authority plc and Shannon Airport Authority plc will have sole discretion to fix landing fees at their airports.

     On February 12, 2004, the European Commission ruled that certain concessions granted to Ryanair by the Walloon Government in connection with its operations in Brussels (Charleroi) constituted illegal state aid, while a Strasbourg court in September 2003 ruled Ryanair received illegal state aid from the Strasbourg Chamber of Commerce in connection with the Company's launch of its Strasbourg-London (Stansted) service. Ryanair is currently appealing both of these decisions, while separate similar proceedings relating to Pau and Palermo airports are currently pending in lower courts. As Ryanair currently benefits from similar concessions on a number of its routes, negative outcomes in these proceedings could have a material adverse effect on its airport charges and profitability. See "Item 3. Risk Factors--Risks Related to the Company--The Company Could Incur Significant Additional Costs Arising from Legal Proceedings Regarding Brussels (Charleroi) and Strasbourg" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     In July 2004, Ryanair commenced an action in the High Court of England and Wales (Chancery Division) against BAA plc and Stansted Airport Limited (together "BAA"), the companies that operate London's Heathrow, Gatwick and Stansted Airports. The action relates to a fuel levy that BAA has unilaterally imposed on Ryanair and other airlines at Stansted Airport. Despite representations by BAA that the fuel levy was imposed to recover its original capital investment, and further representations that the fuel levy would be eliminated or reduced once the capital costs had been recovered as fuel uplift volumes increased, BAA has failed to either eliminate or reduce the fuel levy in circumstances where Ryanair believes BAA has now recovered its original capital investment some three times over and where the volumes of fuel uplifted at Stansted Airport have increased dramatically, largely driven by increasing passenger volumes delivered by Ryanair. Ryanair claims damages and other relief against BAA for breaches of statutory duty and abuse of dominant position arising out of BAA's overcharging in respect of the fuel levy and BAA's continuing failure to provide transparent and accurate information about the fuel levy.

     BAA has responded by filing a separate action against Ryanair alleging that Ryanair has repudiated its contract with BAA and is seeking payment of fuel levies withheld by Ryanair. These sums were withheld by Ryanair as a result of, and in response to, BAA's abuses in relation to the fuel levy and overcharging. Ryanair currently accounts for in excess of 60% of the fuel volumes at London (Stansted) airport. The amount in dispute in BAA's claim in relation to fuel levies against Ryanair is approximately EUR 1.5 million (or roughly 3% of the total aeronautical charges that Ryanair paid BAA in fiscal 2004). BAA further claims that it is now no longer bound by its contract with Ryanair in relation to airport charges and that it can instead charge Ryanair the published airport tariffs, as opposed to the lower amounts charged under the contract. Ryanair denies all of BAA's claims and counterclaims against BAA for breach of contract, breaches of statutory duty, abuse of dominant position and misrepresentation and overcharging in relation to the fuel levy. However, should the courts declare Ryanair's contract with BAA is no longer binding, the Company would likely face materially increased costs at London (Stansted), its principal base, or could be forced to cut back its London (Stansted) operations. Flights to or from London (Stansted) accounted for approximately 61% of the Company's passenger volumes in fiscal 2004. See "Item 3. Key Information--Risk Factors--Risks Related to the Company-The Company's Legal Dispute Regarding Fuel Levies at Stansted Airport Could Result in Increased Costs" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

                                      FUEL

     The cost of jet fuel accounted for 20.8% and 22.3% of Ryanair's total operating expenses in the fiscal years ended March 31, 2004 and 2003, respectively, in each case after giving effect to the Company's fuel hedging activities and excluding de-icing costs. Jet fuel costs have been subject to wide fluctuations as a result of sudden disruptions in supply and market speculation and continued to exhibit substantial volatility in the fiscal years ended March 31, 2003 and 2004.

     The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise may be limited. Ryanair has entered into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel covering periods only through October 2004. Ryanair has not otherwise entered into agreements to hedge the cost of or otherwise guarantee its supply of fuel. As a result of Ryanair's decision not to enter into new hedging arrangements, the Company will be more exposed to risks arising from fluctuations in the price of fuel, especially in light of recent significant increases. In the quarter ended June 30, 2004, one gallon of jet fuel cost on average 0.91 U.S. cents per gallon, an increase of 9.6 % as compared to 0.83 U.S. cents per gallon in the comparable period in 2003. Based upon Ryanair's fuel consumption for the fiscal year ended March 31, 2004, a change of one U.S. cent in the average annual price per gallon of aviation fuel would have caused a change of approximately EUR 2 million in the Company's annual fuel costs.
Ryanair's fuel costs in the fiscal year ended March 31, 2004, after giving effect to the Company's fuel hedging activities, increased by approximately 36% over the comparable period ended March 31, 2003, to EUR 175.0 million, primarily due to an increase in the number of sectors flown and the average sector length as a result of the expansion of Ryanair's fleet and route network, offset in part by improvements in fuel burn per hour and the positive impact on the cost per gallon of the strengthening of the euro against the dollar. Ryanair estimates that its fuel cost would have been approximately EUR 194.3 million in fiscal year 2004, compared to EUR 171.3 million (excluding de-icing costs of EUR
3.7 million in each case) had Ryanair not had any hedging arrangements in place. See Item 3. Risk Factors--Risks Related to the Company--Changes in Fuel Costs and Fuel Availability Affect the Company's Results" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging."

     The following table details Ryanair's fuel consumption and costs for scheduled operations (thus excluding fuel costs related to charter operations and de-icing costs), after giving effect to the Company's fuel hedging activities, for the fiscal years ended March 31, 2002, 2003 and 2004. The excluded de-icing costs amounted to EUR 1,347,336, EUR 2,282,003 and EUR 3,701,892, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company's route network, types of aircraft operated and number of sectors flown have increased; the Company therefore believes including these costs would distort the year-to-year cost comparison.



                                                                         Fiscal Year ended March 31,
                                                                2004                2003                 2002
Scheduled fuel consumption
    (U.S. gallons).................................             210,024,169         133,782,854          101,903,433
Available seat miles (ASM).........................          13,996,127,688       8,744,373,118        6,081,007,925
Scheduled fuel consumption (U.S. gallons)
    per ASM........................................                   0.015               0.014                0.017
Total scheduled fuel costs.........................         EUR 171,289,098     EUR 124,429,232      EUR 102,616,757
Cost per gallon....................................              EUR 0.8156          EUR 0.9301            EUR 1.007
Total scheduled fuel costs as a percentage
    of total operating costs.......................                    20.8%              22.3%               22.25%


                                    INSURANCE

     Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, insurance for pilots' loss of license and other business insurance in amounts per occurrence that is consistent with industry standards. Although Ryanair currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the terrorist attacks on the U.S. in September 2001. Following the attacks, all insurance underwriters withdrew aircraft hull war liability cover and imposed a per passenger surcharge of $1.25 for reinstatement of such cover up to a $50 million limit. Aircraft hull war liability indemnities for amounts above $50 million were, in the absence of any alternative cover, provided by the Irish Government at pre-September 11 levels of coverage on the basis of a per passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged cover to replace that provided by the Government indemnity on the basis of a per passenger surcharge and an additional surcharge based on hull values. However, Ryanair's insurers have recently advised the Company that they intend to narrow the scope of the Company's current act of war-related insurance coverage to exclude certain types of catastrophic incidents, such as biological, chemical or "dirty bomb" attacks, which could lead to further increases in costs if the Company is forced to seek additional coverage. Ryanair to date has passed these increased insurance costs on to passengers by means of a special "insurance levy" on each ticket. Substantial claims resulting from an accident in excess of related insurance coverage could also have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could cause a public perception that Ryanair's aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

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

                                   FACILITIES


     The following are the principal properties owned or leased by the Company:


                                         Site Area          Floor Space
             Location                  (Sq. Meters)        (Sq. Meters)          Tenure              Activity

Dublin Airport                             1,116               1,395            Leasehold     Corporate Headquarters
(Corporate Headquarters)
Phoenix House,                             2,566               3,899            Freehold      Reservations Center
Conyngham Road,
Dublin
Satellite 3,                                605                 605             Leasehold     Sales Office and
Stansted Airport                                                                              Operations Center
Dublin Airport                             2,993               2,175            Leasehold
(Hangar)                                                                                      Aircraft Maintenance
East Midlands Airport                      3,647               3,647            Freehold      Simulator and
                                                                                              training center
Skavsta Airport                            1,936               1,936            Leasehold     Aircraft
(Hangar)                                                                                      Maintenance
Prestwick Airport                          4,052               4,052            Leasehold     Aircraft
(Hangar)                                                                                      Maintenance
Stansted Storage Facilities                 378                 531             Leasehold     Aircraft Maintenance



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

     In May 2002, a new minister was appointed to lead the Department of Transport in Ireland following the general election. The minister has completed a review of Ireland's airport facilities and recently requested proposals from interested parties for the development of new terminals and piers at Dublin Airport. Ryanair has submitted a proposal to the government, as have several other interested parties. Management expects that its proposal, if accepted and implemented, would either involve Ryanair building and operating a terminal and pier at Dublin Airport itself or it becoming the "anchor tenant" for a terminal built by another consortium. Although the total cost to Ryanair of such a role in the development of any such facilities cannot be determined at this time, any such project could require substantial capital expenditures, as well as significant additional costs in relation to the maintenance and operation of the terminal and pier. In July 2004, the Minister for the Department of Transport announced legislation enacting plans for the break up of Aer Rianta into three competing airports at Dublin, Cork, and Shannon managed by three separate boards. This break-up of Aer Rianta is contingent on seprate business plans to be ratified by the Minister for Finance and the Minister for Transport. This would enable each airport to compete with the others on a commercial basis for new and existing business. The break up of Aer Rianta has already commenced and the Government is in the process of appointing directors to the board of the companies that will manage the three airports. Ryanair anticipates that the new boards of management for the three airports will not be fully operational until the end of 2004. On implementation of the new board at Dublin airport and following the approval of the business plan for competing airports by the Minister of Finance, it is anticipated that the government will consider plans for independent competing airport terminals at Dublin airport.

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

     Commission for Aviation Regulation. The CAR was established on February 27, 2001 under the Aviation Regulation Act, 2001 ("Aviation Regulation Act"). The CAR is primarily responsible for deciding maximum airport charges at Ireland's major airports, namely Dublin, Cork and Shannon. See "--Airport Operations--Airport Charges" above.

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

     Ryanair's current operating license was awarded effective December 1, 1994, reviewed on November 30, 1999, and is subject to review and renewal each year.

     Irish Aviation Authority. The IAA is primarily responsible for the operational and regulatory function and services relating to the safety and technical aspects of aviation in Ireland. To operate in Ireland and the EU, an Irish air carrier is required to hold an operator's certificate granted by the IAA. An operator's certificate attests to the air carrier's operational and technical competence to conduct an air service with specified types of aircraft. The IAA has broad authority to amend or revoke an operator's certificate, with Ryanair's ability to continue to hold its operator's certificate being subject to on-going compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

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

     In July 1999, the IAA awarded Ryanair an air operator's certificate, which is subject to routine audit and review, in recognition of Ryanair's satisfaction of the relevant JAR OPS 1 regulatory requirements. Ryanair's current operating certificate, in accordance with the routine annual schedule, is set to expire on January 31, 2005.

     Civil Aviation Authority. Buzz Stansted's current air operator's certificate was issued by the U.K. CAA with effect from June 29, 2004. This certificate allows Buzz Stansted to operate the six 737-300 aircraft it leases. The CAA has similar powers to those of the IAA.

     Department of Transport. The Department of Transport ("DOT") has a more limited role in the regulation of Irish air transport as the majority of its regulatory functions have been transferred to CAR under the Aviation Regulation Act. DOT retains responsibility for implementation of EU and national legislation and international standards relating to air transport, e.g., noise levels, aviation security, etc.

     Joint Aviation Authorities. The JAA is an associated body of the European Civil Aviation Conference representing civil aviation authorities of participating European states who have agreed to co-operate in developing and implementing common safety regulatory standards and procedures. The purpose is to provide high and consistent standards of safety. The aim of the JAA is to ensure that each individual Joint Aviation Requirement (JAR) becomes a uniform code for all JAA member states without any national regulatory differences. EU regulations provide for the harmonization of technical requirements and administrative procedures on the basis of the JAR codes of the JAA and for the acceptance of certification in accordance with common technical requirements and administrative procedures.

     The European Aviation Safety Agency. EASA is an agency of the European Union which has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No 1592/2002 of the European Parliament and the Council of July 15, 2002, on common rules in the field of civil aviation and establishing a European Aviation Safety Agency. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety; oversee their uniform application across Europe; and promote them at the global level. EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness and maintenance issues within the EU Member States. The JAA retains its current functions for operations and licensing as well as airworthiness and maintenance issues for the JAA member states outside EASA. However, the EASA is expected to take over these JAA functions as the agency continues to develop and establish itself, in co-operation with the EU Commission and with the other divisions of the JAA.

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

     The European Commission is in the process of introducing a "single European sky policy," which would bring changes to air traffic management and control within the EU by the end of 2004. The "single European sky policy" currently consists of the Framework Regulation (Reg. E.C. No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and the use of the airspace and the interoperability of the European air traffic management network. The objective of the policy is to enhance safety standards and the overall efficiency for general air traffic in Europe.



Registration of Aircraft

     Pursuant to the Irish Aviation  Authority  (Nationality and Registration of
Aircraft)  Order, 2001 (the  "Order"),   the  IAA  regulates  the
registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another Member State of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another Member State of the EU and not less than two-thirds of the directors of which were citizens of Ireland or of another Member State of the EU. As of September 15, 2004, nine of the ten Directors of Ryanair Holdings are citizens of Ireland or of another Member State of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizen or company in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular, (i) if the ownership requirements are not met, (ii) the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type or (iii) if the IAA decides in any case that it is satisfied that it is inexpedient in the public interest for the aircraft to remain registered in Ireland. Similar measures apply to Buzz Stansted, which operates under a U.K. air operators certificate issued by the CAA and whose six aircraft are all registered in the U.K. As of September 15, 2004, all of the directors of Buzz Stansted are citizens of EU Member States.

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

Environmental Regulation

     Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements since April 1, 2002. All of Ryanair's aircraft currently comply with these regulations. Certain airports in the U.K. (including London (Stansted) and London (Gatwick)) and continental Europe have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

     Group Facilities. Environmental controls are generally imposed under Irish law through property planning legislation specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by Aer Rianta. Planning permission for its facilities has been granted in accordance with both the zoning, and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU Directives and Regulations, which Ryanair adheres to. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair's engineering facilities at Dublin Airport and Glasgow (Prestwick). However, at all times Ryanair's storage and handling of these substances complies with the relevant regulatory requirements. In our Glasgow (Prestwick) maintenance facility, all normal waste is removed under the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998 (contaminated waste). At all other facilities Ryanair adheres to all local and EU regulations.

     Ryanair's Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise and has entered into its fleet replacement program to replace the Boeing 737-200A aircraft with Boeing 737-800 "next generation" aircraft with lower emissions, lower fuel burn, greater seat density and quieter engines, which significantly reduce the impact on the environment. This replacement program is expected to be completed by December 2005. The Company's future growth plans provide for a fleet consisting entirely of more environmentally friendly Boeing 737-800 "next generation" aircraft from the end of 2005. See "--Aircraft" above for details on Ryanair's fleet plan.

     Furthermore, by moving to an all Boeing 737-800 "next generation" fleet, Ryanair is reducing the unit emissions per passenger due to the inherent capacity increase in the 737-800 aircraft. The Boeing 737-800 "next generation" aircraft have a significantly superior fuel burn to passenger mile ratio than the 737-200A aircraft.

         In addition, Ryanair has distinctive operational characteristics that are helpful to the general environment; it:

-        has no late night departures of aircraft, reducing noise emissions;

-        has reduced per passenger emissions through higher load factors;

- operates fuel efficient Boeing 737-800 "next generation" aircraft, thereby reducing fuel usage per seat by 45% compared to the older Boeing 737-200As; and

- better utilizes existing infrastructure by operating out of underutilized airports throughout Europe.

     Emissions Charges. Ryanair is fundamentally opposed to the imposition of regulatory charges tied to aircraft emissions, as have been suggested by certain European politicians. Ryanair has and continues, to offer the lowest fares in Europe, to make passenger travel affordable and accessible to European consumers. Ryanair believes that to impose a charge on the emissions of aircraft will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. As a company, Ryanair believes in free market competition and believes that the proposed imposition of an emissions trading scheme on airlines, particularly growing airlines, would continue to enable the flag carriers to achieve their objectives of reducing competition, and would also limit expansion and create a further barrier to entry into the market. This would benefit the traditional flag carriers of the European Union who have smaller aircraft, lower load factors, a much higher fuel burn per passenger and already tend to operate into inefficient, congested airports.

Slots

     Currently, only sixteen airports served by Ryanair - London (Stansted), London (Gatwick), Turin, Manchester, Milan (Bergamo), Rome (Ciampino), Palermo, Murcia, Barcelona (Girona), Barcelona (Reus), Malaga, Faro, Jerez, Berlin Schoenefeld, Eindhoven and Valladolid - are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law currently regulates the acquisition, transfer and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Reg EC 793 2004) that made some minor amendments to the current allocation system. It allows for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. The European Commission is now conducting a consultation that will allow it to propose further measures to introduce a market mechanism for the allocation of slots which will allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair's current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair's ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the "grandfather rights" of existing operators who are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

     EU regulations require the use of each slot at least 80% of the time during the season to which the slot relates and provide for forfeiture of slots without compensation in certain circumstances. A minor amendment was made to the legislation in 2003 to reflect the fact that, due to the war launched in March 2003 in Iraq, as well as the outbreak of SARS, many airlines could not meet this "use it or lose it" requirement for maintaining their slots. The amendment recognized that these events were exceptional circumstances, which merited deviation from the rule. This exemption lasted until the end of the summer season in 2004.




Other

     Health and safety at work issues relating to the Company are largely controlled in Ireland by compliance with the Safety, Health and Welfare at Work Act, 1989, the Safety, Health and Welfare at Work (General Application) Regulations, 1993, and other regulations under that Act. Although licenses or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the "Authority"), which is the regulating body in this area. The Authority periodically reviews Ryanair's health and safety record and where appropriate, issues improvement notices/prohibition notices. Ryanair has responded to all such notices to the satisfaction of the Authority. Other safety issues are covered by the Irish Aviation Orders, which may vary from time to time.

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


                             DESCRIPTION OF PROPERTY

     For certain information about each of the Company's key facilities, see "--Facilities" above. Management believes that the Company's facilities are suitable for its needs and are well maintained.

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with the audited Consolidated Financial Statements of the Company and the notes thereto included in Item 18. Those financial statements have been prepared in accordance with Irish GAAP. For a discussion of certain differences between Irish GAAP and U.S. GAAP, see Note 31 to the Consolidated Financial Statements included in Item 18.

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

     From 1997 through September 2004, Ryanair launched service on 149 routes to/from the U.K. and in continental Europe, and also increased the frequency of service on a number of its principal routes. During that period, Ryanair also established London (Stansted), Glasgow (Prestwick), London (Luton), Shannon, Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Barcelona (Girona) and Rome (Ciampino) airports as additional bases of operations. Since 1999, Ryanair has increased the number of passengers flown from 4.9 million in 1999 to 21.2 million in 2004, taken delivery of 57 Boeing 737-800 aircraft, and now serves 88 airports while employing over 2,300 people.

     Taking into account scheduled retirements of Ryanair's Boeing 737-200As, Ryanair expects to have 87 aircraft in its operating fleet by April 2005. Over the next five years, the Company expects to take delivery of an additional 98 Boeing 737-800 aircraft which it is obligated to purchase under existing contracts with Boeing. These deliveries, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company's fleet to 155 aircraft by December 2008, with that number increasing should Ryanair choose to exercise any of the 123 options remaining under its current contracts with Boeing. See "--Liquidity and Capital Resources" and "Item 4. Information on the Company--Aircraft" for additional details.

                                BUSINESS OVERVIEW

     Since Ryanair began to introduce its low cost operating model in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly as Ryanair has substantially increased capacity. Ryanair's annual scheduled flown passenger volume has increased more than tenfold over the past decade, from approximately 945,000 passengers in calendar year 1992 to approximately 23.1 million passengers in fiscal year 2004.

     Ryanair's revenue passenger miles ("RPMs") increased from 4,505.9 million in fiscal year 2002 to 6,781.1 million in fiscal year 2003 and to 10,425.9 million in fiscal year 2004, due primarily to an increase in scheduled available seat miles ("ASMs") from 6,081.0 million in fiscal year 2002 to 8,744.4 million in fiscal year 2003 and to 13,996.1 million in fiscal year 2004. Scheduled passenger revenues increased from EUR 551.0 million in fiscal year 2002 to EUR
732.0 million in fiscal year 2003 and to EUR 924.6 million in fiscal year 2004. During this period, flown passenger load factors were 74% in fiscal year 2002, 78% in fiscal year 2003 and 74% in fiscal year 2004. Average yield per RPM was EUR 0.122 in fiscal year 2002, EUR 0.108 in fiscal year 2003 and EUR 0.089 in fiscal year 2004. The decrease in average yield per RPM in fiscal years 2003 and 2004 was principally attributable to an increase in the company's seat capacity, increased competition in the market and an increase in average sector length without a corresponding increase in average yield per passenger, or the amount of scheduled revenues per passenger flown. The Company expects average yields to decline further in the near term due to continuing price competition.

     The combination of expanding passenger volumes and capacity, high load factors and aggressive cost containment has enabled Ryanair to continue to generate operating profits and profits after taxation despite increasing price competition. Ryanair's break-even load factor was 58% in fiscal year 2002, 57% in fiscal year 2003 and 62% in fiscal year 2004. Cost per ASM declined from EUR
0.071 in fiscal year 2002 to EUR 0.062 in fiscal year 2003 and to EUR 0.055 in fiscal year 2004. Ryanair recorded an operating profit after goodwill amortization of EUR 162.9 million in fiscal year 2002, EUR 263.5 million in fiscal year 2003 and EUR 249.0 million in fiscal year 2004, and profit after taxation of EUR 150.4 million in fiscal year 2002, EUR 239.4 million in fiscal year 2003 and EUR 206.6 million in fiscal year 2004. Ryanair recorded seat capacity growth of approximately 54% in fiscal 2004, compared to 35% and 31% in fiscal years 2003 and 2002, and expects capacity growth to slow to approximately 16% in fiscal 2005, as a result of the Company's early termination in August 2004 of the leases for Buzz Stansted's six 737-300 aircraft. See "Item 4. Information on the Company--Acquisition of Buzz" for additional information on these terminations.

     The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, overall passenger traffic volume, the availability of new airports for expansion, fuel prices, the airline pricing environment in a period of increased competition, the ability to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations, economic and political conditions in Ireland, the U.K. and the EU, seasonal variations in travel, developments in government regulations, litigation and labor relations, foreign currency fluctuations, competition and the public's perception regarding the safety of low-fares airlines and changes in aircraft acquisition, leasing, and other operating costs, as well as the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to continue to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the current shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers, as well as the Company's decision not to enter into fuel hedging arrangements beyond October 2004 at current market rates. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. In addition, the financing of new and existing 737-800 aircraft will significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism has increased dramatically as a result of the terrorist attacks on the U.S. in September 2001. Although Ryanair currently passes on increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. See "Item 3. Key Information--Risk Factors--.The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry."

                            RECENT OPERATING RESULTS

     For the quarter ended June 30, 2004 (the first quarter of the Company's fiscal year 2005), Ryanair recorded an increase in profit after taxation of 29.8%, from EUR 40.5 million in the three months ended June 30, 2003 to EUR 52.6 million, including in each case exceptional costs and goodwill amortization arising from the April 2003 acquisition of Buzz.

     Total operating revenues increased 23.5%, from EUR 245.2 million in the first quarter of fiscal year 2004 to EUR 302.8 million in the first quarter of fiscal 2005, primarily as a result of an increase of approximately 21.0% in scheduled passenger revenues, which totalled EUR 259.1 million for the quarter, as well as a 40.4% increase in ancillary revenues to EUR 43.7 million. Operating expenses increased at approximately the same rate, rising by 23.9%, from EUR
192.1 million in the three months ended June 30, 2003 to EUR 238.0 million in the three months ended June 30, 2004, reflecting increased costs (particularly staff, fuel, route charges, and airport and handling costs) related to the growth of Ryanair's fleet and route network and the general level of activity. As a result, Ryanair's operating profit after goodwill amortization increased by 28.9% to EUR 64.2 million. The Company had cash and liquid resources of EUR 1,327.0 million at June 30, 2004, as compared with EUR 1,257.4 million in cash and liquid resources at March 31, 2004, as increased cash flows from operating activities reflected Ryanair's profitable performance. Capital expenditures for the quarter, primarily relating to deposit payments for future aircraft deliveries, totalled EUR 60.5 million.

     Buzz Stansted did not operate any services between April 10, 2003 and May 1, 2003, while staff were being retrained and the airline obtained the required U.K. air operators' certificate. As a result, the Company recorded exceptional costs amounting to EUR 3.0 million (equal to Buzz Stansted's operating costs during this period of inactivity) in the fiscal quarter ending June 30, 2003.

                          CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of Ryanair's financial condition and results of operations are based on its Consolidated Financial Statements, which are included in Item 18 and prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For additional information regarding the material differences between Irish GAAP and U.S. GAAP, please refer to Note 31 to the Consolidated Financial Statements included in
Item 18. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates under different conditions or assumptions.

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

Long lived assets

     As of March 31, 2004, Ryanair had EUR 1.58 billion of long-lived assets, including EUR 1.56 billion of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

     Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in a long-lived asset's physical condition, and operating or cash-flow losses associated with the use of the long-lived asset. While the airline industry as a whole has experienced many of these factors, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

Heavy maintenance

     An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of the engines and airframe. Additionally, where Ryanair has a lease commitment to perform aircraft maintenance, a provision is made during the lease term for this obligation. Both of these accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provision to be set aside and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilization of the aircraft, changes to government regulations and increases and decreases in the estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts these assumptions, which generally impact on maintenance and depreciation expense in the income statement, on a prospective basis.

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

                              RESULTS OF OPERATIONS

     The following table sets forth certain income statement data (calculated under Irish GAAP) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:



                                                                        Fiscal Year ended March 31,
                                                                       2004                2003               2002

Total Revenues........................................                  100%               100%              100.0%
  Scheduled Revenues..................................                  86.1              86.9                88.3
  Ancillary Revenues..................................                  13.9              13.1                11.7
Total Operating Expenses..............................                  76.6              68.7                73.9
  Staff Costs.........................................                  11.5              11.0                12.5
  Depreciation and Amortization.......................                   9.1               9.1                 9.5
  Fuel and Oil........................................                  16.3              15.3                16.7
  Maintenance, Materials and Repairs..................                   4.0               3.5                 4.2
  Marketing and Distribution Costs....................                   1.5               1.7                 2.0
  Aircraft Rentals....................................                   1.1               0.0                 0.6
  Route Charges.......................................                  10.3               8.1                 7.5
  Airport and Handling Charges........................                  13.7              12.8                13.6
  Other Ancillary and Operating Expenses..............                   7.3               7.2                 7.3
  Exceptional Costs*..................................                   1.8                 -                   -
Operating Profit before goodwill amortization.........                  23.4              31.3                26.1
  Goodwill Amortization**                                                0.2                 -                   -
Operating Profit after goodwill amortization..........                  23.2              31.3                26.1
Net interest (expense) income.........................                 (2.2)               0.0                 1.3
Other Income (Expenses)...............................                   0.3               0.1                 0.2
Profit before Taxation................................                  21.3              31.4                27.6
Taxation..............................................                   2.0               3.0                 3.5
Profit after Taxation.................................                  19.3              28.4                24.1


*    Exceptional  costs totaled EUR 19.6 million,  comprising lease costs of EUR
     13.3 million arising from the early retirement of six Boeing 737-200A aircraft, an additional depreciation charge of EUR 3.3 million relating to an adjustment to the residual value of these aircraft and EUR 3.0 million in costs we incurred to reorganize Buzz's operations following its acquisition.

**   Goodwill   amortization   of  EUR  2.3  million  arising  from  the  "Buzz"
     acquisition was recorded during the period.


     The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:


                                                               Fiscal Year ended March 31,
                                                    2004                        2003                    2002
                                                     (in thousands of euro, except percentage data)

Non-flight Scheduled..............          EUR 66,616        44.5%      EUR 35,291        31.9%       EUR 16,662      22.8%
Car Rental........................          EUR 35,110        23.4%      EUR 27,615        25.0%       EUR 18,905      25.9%
In-flight Sales...................          EUR 30,100        20.1%      EUR 23,142        20.9%       EUR 18,030      24.7%
Internet-Related..................          EUR 17,721        11.8%      EUR 12,159        11.0%        EUR 4,831       6.6%
Charter...........................             EUR 111         0.2%      EUR 12,350        11.2%       EUR 14,631      20.0%
Total.............................         EUR 149,658       100.0%     EUR 110,557         100%       EUR 73,059     100.0%



                 FISCAL YEAR 2004 COMPARED WITH FISCAL YEAR 2003


     Profit after Taxation. Ryanair's profit on ordinary activities after taxation declined 13.7%, from EUR 239.4 million in the fiscal year ended March 31, 2003 to EUR 206.6 million in the fiscal year ended March 31, 2004, despite a 27.5% increase in total operating revenues from EUR 842.5 million to EUR 1,074.2 million. The decrease in profitability was largely attributable to a reduction of approximately 14% in average fares, and also reflected the negative impact of the exceptional costs described in more detail below, as well as goodwill arising from the "Buzz" acquisition of EUR 2.3 million amortized during the period. These negative factors were offset only in part by continued strong growth in passenger volumes due to the launch of 73 new routes and two additional continental European bases during the year, increased capacity on existing routes and the acquisition of Buzz in April 2003, as well as the Company's continued focus on tight cost controls. Ryanair's profit on ordinary activities before taxation decreased 13.6%, from EUR 264.6 million in the fiscal year ended March 31, 2003 to EUR 228.5 million in the fiscal year ended March 31, 2004.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 26.3%, from EUR 731.9 million in the fiscal year ended March 31, 2003 to EUR 924.6 million in the fiscal year ended March 31, 2004. This increase reflected growth of 47.3% in scheduled passenger volumes, from 14.4 million to 21.2 million passengers flown, and a 48.9% increase in sectors flown from 115,325 to 171,726. The increase in scheduled revenues was achieved despite the approximately 14% decrease in average fares, of which approximately four percentage points was attributable to the depreciation of the U.K. pound sterling against the euro, as well as a decrease in average yield per RPM from EUR 0.108 to EUR 0.089 and a decline in flown passenger load factor from 78% to 74%.

     The increase in scheduled passenger revenue was directly attributable to the increase in sectors flown due to the impact of operating 18 new Boeing 737-800 aircraft and the expansion of Ryanair's route network during the period, as 73 new routes were launched. The increase in scheduled passenger revenues and sectors flown also reflected an increase in frequencies on certain of its existing routes and the use of larger aircraft on certain of its routes. Passenger capacity (as measured in ASMs) increased 60.1% during this period due to the addition of 18 Boeing 737-800 aircraft, as well as an increase in the average length of passenger haul and the increase in sectors flown. Scheduled passenger revenues accounted for 86.1% of Ryanair's total revenues for the fiscal year ended March 31, 2004, compared with 86.9% of total revenues in fiscal year ended March 31, 2003.

     Ancillary Revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and charter revenues, increased 35.4%, from EUR 110.6 million in the fiscal year ended March 31, 2003 to EUR 149.7 million in the fiscal year ended March 31, 2004. The overall increase reflected improved results in each of the components other than charter revenues. Revenues from non-flight scheduled operations, primarily excess baggage charges, income from debit and credit card transactions, and sales of rail tickets, hotel accommodation and travel insurance, increased 88.9% to EUR 66.6 million from EUR 35.3 million in fiscal 2003, while car rental revenues increased by 23.4%, to EUR 35.1 million from EUR 27.6 million. Revenues from in-flight sales increased 30.1%, from EUR 23.1 million in fiscal year 2003 to EUR 30.1 million in fiscal year 2004, although average passenger spending per flight declined from EUR 3.52 to EUR 3.07. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website and those earned on services (such as hotel reservations) offered through the website, increased 45.7%, from EUR 12.2 million in fiscal year 2003 to EUR 17.7 million in fiscal year 2004. Charter revenues decreased from EUR 12.4 million to EUR 0.1 million, reflecting the fact that the Company ceased offering charter services in April 2003 in order to focus on its scheduled operations.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses increased from 68.7% in the fiscal year ended March 31, 2003 to 76.8% in the fiscal year ended March 31, 2004, as a result of the faster growth in expenses during the year compared to revenues, which were negatively affected by the decline in fares described above. In absolute terms, total operating expenses increased 42.5%, from EUR 579.0 million in the fiscal year ended March 31, 2003 to EUR 825.3 million in the fiscal year ended March 31, 2004, principally as a result of the increase in scheduled passenger volume and the 48.9% increase in number of sectors flown, which were reflected in increases in fuel expenses and route and airport and handling charges, which were offset only in part by the weakening of the U.K. pound sterling against the euro as well as efficiencies arising from the increased proportion of 737-800 aircraft in the Company's fleet. Nonetheless, total operating expenses per ASM declined by 10.9%, reflecting declines on a per ASM basis in all components other than aircraft rentals and route charges.

     The following table sets forth the amounts in euro cents and percentage changes of Ryanair's operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2003 and March 31, 2004 under Irish GAAP:


                                                                      Fiscal Year      Fiscal Year
                                                                          Ended            Ended
                                                                     March 31, 2004    March 31, 2003      % Change

Staff Costs.................................................               0.88             1.06           -17.0%
Depreciation and Amortization...............................               0.70             0.88           -20.2%
Fuel and Oil................................................               1.25             1.47           -15.1%
Maintenance, Materials and Repairs..........................               0.31             0.34            -8.7%
Marketing and Distribution..................................               0.12             0.17           -31.0%
Aircraft Rentals............................................               0.08             0.00            nm(d)
Route Charges...............................................               0.79             0.78             0.7%
Airport and Handling Charges................................               1.05             1.24           -14.8%
Other Operating Expenses....................................               0.56             0.68           -18.1%
Exceptional costs(a)........................................               0.14                -            nm(d)
Operating Expenses before goodwill amortization.............               5.88             6.62           -13.3%
Goodwill amortization(b)....................................               0.02                -            nm(d)
Total Operating Expenses after goodwill amortization(c).....               5.90             6.62           -10.9%



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

(a)  Exceptional  costs totaled EUR 19.6 million,  comprising lease costs of EUR
     13.3 million arising from the early retirement of six Boeing 737-200A aircraft, an additional depreciation charge of EUR 3.3 million relating to an adjustment to the residual value of these aircraft and EUR 3.0 million in costs we incurred to reorganize Buzz's operations following their acquisition.

(b) Goodwill of EUR 2.3 million arising from the "Buzz" acquisition was recorded during the period.

(c) Total Operating Expenses per ASM does not equal the Cost per ASM (CASM) reported in the table of "Selected Operating and Other Data" in Item 3, as the latter figure excludes Non-Charter Ancillary Costs, which were 0.46 euro cents and 0.14 euro cents per ASM in the fiscal years ended March 31, 2003 and 2004, respectively.

(d)  Not meaningful.

     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 17.0% on a per ASM basis, while in absolute terms, these costs increased 32.8%, from EUR 93.1 million in the fiscal year ended March 31, 2003 to EUR 123.6 million in the fiscal year ended March 31, 2004, reflecting a 31% increase in average employee numbers to 2,288 as well as a 3% pay increase granted to employees during the year, offset in part by savings arising from the strengthening of the euro against the U.K. pound sterling. Productivity calculated on the basis of passengers booked per employee continued to improve, increasing 21.1% to 10,049 passengers during the year.

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 20.2%, while in absolute terms these costs increased 27.7% from EUR 76.9 million in the fiscal year ended March 31, 2003 to EUR 98.1 million (excluding exceptional costs) in the fiscal year ended March 31, 2004, reflecting an increase in the number of owned aircraft from 54 to 62 and the amortization of capitalized maintenance costs, offset in part by savings arising from the base cost of all 737-200A aircraft now having been fully depreciated.

     Fuel and Oil. Ryanair's fuel and oil costs per ASM decreased 15.1%, although in absolute terms these costs increased 35.8%, from EUR 128.8 million in the fiscal year ended March 31, 2003 to EUR 175.0 million in the fiscal year ended March 31, 2004, in each case after giving effect to the Company's fuel hedging activities. The increase was principally due to the 58.2% increase in overall number of hours flown resulting from the expansion of Ryanair's fleet and route network, offset in part by a decrease in the Company's cost of fuel as a result of the weakness of the dollar against the euro and an improvement in the fleet fuel burn rate due to the increased proportion of 737-800 aircraft operated. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) decreased from EUR 0.930 per U.S. gallon in the fiscal year ended March 31, 2003 to EUR 0.816 per U.S. gallon in the fiscal year ended March 31, 2004, in each case after giving effect to the Company's fuel hedging activities.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 8.7% on a per ASM basis, while in absolute terms these expenses increased 46.2%, from EUR 29.7 million in the fiscal year ended March 31, 2003 to EUR 43.4 million in the fiscal year ended March 31, 2004. The increase in absolute terms was largely due to the increase in the size of the fleet operated and flight hours, as well as higher maintenance charges relating to the Buzz aircraft, the effects of which were partially offset by savings reflecting improved reliability due to the higher proportion of 737-800 aircraft in the fleet. In addition, the entry into operation of 10 aircraft under operating lease as a result of the acquisition of Buzz and the early retirement of certain 737-200s resulted in the recognition of the maintenance costs as provisions made for future overhauls. Under Irish GAAP, the accounting treatment for these costs differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

     Marketing and Distribution Costs. Ryanair's marketing and distribution costs per ASM decreased 31.0%, while in absolute terms these costs increased 10.4%, from EUR 14.6 million in the fiscal year ended March 31, 2003 to EUR 16.1 million in the fiscal year ended March 31, 2004. The increase in absolute terms was primarily the result of higher spending on the promotion of new routes, as well as the initial launch costs arising from the commencement of two new bases at Barcelona (Girona) and Rome (Ciampino) in the fiscal fourth quarter of the year.

     Aircraft Rentals. Ryanair recorded EUR 11.5 million in aircraft rental expense during the fiscal year ended March 31, 2004, compared to none during the fiscal year ended March 31, 2003. This reflects the lease rental costs associated with the acquired Buzz aircraft and the operating leases entered into for 10 of the new 737-800 aircraft, nine of which were delivered during the fourth quarter of fiscal 2004. See "Item 4. Information on the Company--Aircraft" for more information on these leases.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM increased 0.7% in the fiscal year ended March 31, 2004, while airport and handling charges per ASM decreased 14.8%. In absolute terms, route charges increased 61.2%, from EUR 68.4 million in the fiscal year ended March 31, 2003 to EUR 110.3 million in the fiscal year ended March 31, 2004, primarily as a result of the 48.9% increase in sectors flown and the increase in average sector length, as well as an increase in route charges based on aircraft weight as the average weight of the fleet increased due to the higher proportion 737-800s, offset in part by the impact of the weakening of the British pound, in which costs at our bases in London (Stansted) and Glasgow (Prestwick) and other airports in the United Kingdom are denominated, against the euro. In absolute terms, airport and handling charges increased 36.3%, from EUR 108.0 million in the fiscal year ended March 31, 2003 to EUR 147.2 million in the fiscal year ended March 31, 2004, reflecting the growth in passenger volume and increased costs on certain existing routes, the effects of which were offset in part by lower average costs on new routes to continental Europe.

     Other Ancillary and Operating Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 18.1% on a per ASM basis in the fiscal year ended March 31, 2004, although in absolute terms these costs increased by 31.1%, from EUR 59.5 million in the fiscal year ended March 31, 2003 to EUR 78.0 million in the fiscal year ended March 31, 2004. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect overhead costs, while the increase in absolute terms was primarily attributable to the increases in passenger volumes.

     Exceptional Costs. The Company recorded exceptional costs in fiscal 2004 consisting of lease costs of EUR 13.3 million arising from the early retirement of six Boeing 737-200A aircraft, an additional depreciation charge of EUR 3.3 million relating to an adjustment to the residual value of these aircraft and EUR 3.0 million in costs we incurred to reorganize Buzz's operations following its acquisition. The Company did not record any exceptional costs in fiscal 2003.

     Goodwill Amortization. The Company recorded goodwill amortization in fiscal 2004 of EUR 2.3 million, arising from the "Buzz" acquisition. The Company had no goodwill amortization in fiscal 2003.

     Operating Profit after Goodwill Amortization. As a result of the factors described above, Ryanair's operating profit after goodwill amortization as a percentage of total revenues decreased from 31.3% in the fiscal year ended March 31, 2003 to 23.2% in the fiscal year ended March 31, 2004. In absolute terms, operating profit after goodwill amortization decreased 5.5%, from EUR 263.5 million in the fiscal year ended March 31, 2003 to EUR 249.0 million in the fiscal year ended March 31, 2004.

     Interest Receivable and Similar Income. Ryanair's interest receivable and similar income decreased 23.8%, from EUR 31.4 million in the fiscal year ended March 31, 2003 to EUR 23.9 million in the fiscal year ended March 31, 2004, primarily reflecting reductions in deposit interest rates during the year, offset only in part by higher average cash balances on hand due to Ryanair's continuing profitability.

     Interest Payable and Similar Charges. Ryanair's interest payable and similar charges increased 54.0%, from EUR 30.9 million in the fiscal year ended March 31, 2003 to EUR 47.6 million in the fiscal year ended March 31, 2004, reflecting the increase in debt related to the acquisition of nine 737-800 aircraft. These costs are expected to continue to increase as Ryanair expands its fleet.

     Other Income. Ryanair's other income, comprising foreign exchange gains and losses as well as gains and losses on disposals of assets, increased from EUR
0.6 million in the fiscal year ended March 31, 2003 to EUR 3.2 million in the fiscal year ended March 31, 2004, primarily due to the year-end conversion to euro of U.K. pound sterling and U.S. dollar bank balances, as well as foreign currency receivable and payable balances.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2004 was 9.6%, compared to 9.5% in the fiscal year ended March 31, 2003. The effective tax rate reflects a reduction in the statutory rate of Irish corporation tax to 12.5%, the positive impact of Ryanair.com (which benefits from a reduced income tax rate) and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from certain qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. Ryanair recorded an income tax provision of EUR 21.9 million for the fiscal year ended March 31, 2004, compared to an income tax provision of EUR
25.2 million for the fiscal year ended March 31, 2003.


                 FISCAL YEAR 2003 COMPARED WITH FISCAL YEAR 2002

     Profit after Taxation. Ryanair's profit on ordinary activities after taxation increased 59.2%, from EUR 150.4 million in the fiscal year ended March 31, 2002 to EUR 239.4 million in the fiscal year ended March 31, 2003, while total operating revenues increased 35.0% from EUR 624.1 million to EUR 842.5 million. The increase in profitability was driven by continued strong growth in passenger volumes due to the increase in seat capacity on existing routes and the launch of a further 29 routes and an additional continental European base during the year. The continued focus on tight cost controls also contributed to the increase in profitability. Ryanair's profit on ordinary activities before taxation increased 53.5%, from EUR 172.4 million in the fiscal year ended March 31, 2002 to EUR 264.6 million in the fiscal year ended March 31, 2003.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 32.8%, from EUR 551.0 million in the fiscal year ended March 31, 2002 to EUR 731.9 million in the fiscal year ended March 31, 2003. This increase reflected growth of 41.4% in scheduled passenger volumes, from 10.2 million to 14.4 million passengers flown, and a 28.0% increase in sectors flown from 90,124 to 115,325. The increase in scheduled revenues was achieved despite a decrease in average yield per RPM from EUR 0.122 to EUR 0.108, the negative effects of which were partially offset by the increase in flown passenger load factor from 74% to 78%.

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

     Ancillary Revenues. Ryanair's ancillary revenues, which consist primarily of revenues from car rentals, in-flight sales of beverages, food, and merchandise, sales of rail tickets, hotel accommodation and travel insurance, internet-related activities and charter services, increased 51.3%, from EUR 73.1 million in the fiscal year ended March 31, 2002 to EUR 110.6 million in the fiscal year ended March 31, 2003. The increase was primarily attributable to a significant increase in revenues from car rentals, non-flight scheduled services, and internet-related activities. Revenues from car rentals rose during the period from EUR 18.9 million to EUR 27.6 million, or 46.1%; and revenues from non-flight scheduled operations (primarily sales of rail tickets, hotel accommodation and travel insurance, as well as excess baggage charges and credit card revenues) more than doubled from EUR 16.7 million to EUR 35.3 million. Revenues from in-flight sales increased 28.4%, from EUR 18.0 million in fiscal year 2002 to EUR 23.1 million in fiscal year 2003, as average passenger spending per flight declined from EUR 3.63 to EUR 3.52. Charter revenues decreased from EUR 14.6 million to EUR 12.4 million, or 15.6%, due to a reduction in the seat capacity available, as charter capacity has been transferred to scheduled flights and the Company now offers service to some of the destinations previously served by charters. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, more than doubled, from EUR 4.8 million in fiscal year 2002 to EUR 12.2 million in fiscal year 2003. Revenues from internet-related services also reflect revenues from the financial services the Company offers.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses decreased from 73.9% in the fiscal year ended March 31, 2002 to 68.7% in the fiscal year ended March 31, 2003. In absolute terms, total operating expenses increased 25.6%, from EUR 461.1 million in the fiscal year ended March 31, 2002 to EUR 579.0 million in the fiscal year ended March 31, 2003, principally as a result of the increase in scheduled passenger volume and the 28% increase in number of sectors flown, which were reflected in increases in fuel expenses, route and airport and handling charges and staff and depreciation costs in absolute terms. Nonetheless, total operating expenses per ASM declined by 12.7%, reflecting declines on a per ASM basis in all components other than route charges.

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


     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 17.3% on a per ASM basis, while in absolute terms, these costs increased 19.0%, from EUR 78.2 million in the fiscal year ended March 31, 2002 to EUR 93.1 million in the fiscal year ended March 31, 2003, due to an increase in the number of staff employed, increased productivity payments to pilots and cabin crew reflecting the growth of the airline and the impact of increases in basic pay granted to certain employees.

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 9.4%, while in absolute terms these costs increased 30.3% from EUR 59.0 million in the fiscal year ended March 31, 2002 to EUR 76.9 million in the fiscal year ended March 31, 2003, reflecting the increased costs arising from the purchase of 13 new Boeing 737-800 aircraft.

     Fuel and Oil. Ryanair's fuel and oil costs per ASM decreased 13.8%, although in absolute terms these costs increased 24.0%, from EUR 103.9 million in the fiscal year ended March 31, 2002 to EUR 128.8 million in the fiscal year ended March 31, 2003, in each case after giving effect to the Company's fuel hedging activities. The increase was principally due to an increase in the dollar-denominated cost of fuel and the 28% increase in sectors flown (resulting from the expansion of Ryanair's fleet), as well as an increase in average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) decreased from EUR 1.007 per U.S. gallon in the fiscal year ended March 31, 2002 to EUR 0.9301 per U.S. gallon in the fiscal year ended March 31, 2003, in each case after giving effect to the Company's fuel hedging activities.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 21.7% on a per ASM basis, while in absolute terms these expenses increased 12.6%, from EUR 26.4 million in the fiscal year ended March 31, 2002 to EUR 29.7 million in the fiscal year ended March 31, 2003. The increase in absolute terms was largely due to the increase in flight hours (resulting from the expansion of Ryanair's fleet) and the increase in sector length, the effects of which were partially offset by savings reflecting improved reliability due to the higher proportion of 737-800 aircraft in the fleet. 64

     Marketing and Distribution Costs. Ryanair's marketing and distribution costs per ASM decreased 17.7%, while in absolute terms these costs increased 18.3%, from EUR 12.4 million in the fiscal year ended March 31, 2002 to EUR 14.6 million in the fiscal year ended March 31, 2003. The increase in absolute terms was primarily the result of higher spending on the promotion of new routes, including those launched from Frankfurt (Hahn) following an increase in the number of aircraft based there, as well as the initial launch costs arising from the commencement of two new bases at Milan (Bergamo) and Stockholm (Skavsta).

     Aircraft Rentals. Ryanair did not record any aircraft rental expense during the period, as compared to EUR 4.0 million in such expenses in the fiscal year ended March 31, 2002. This reflected the reduced requirements to rent additional seat capacity arising from the delivery of the new 737-800 aircraft.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM increased 1.9% in the fiscal year ended March 31, 2003, while airport and handling charges per ASM decreased 11.5%. In absolute terms, route charges increased 46.5%, from EUR 46.7 million in the fiscal year ended March 31, 2002 to EUR 68.4 million in the fiscal year ended March 31, 2003, primarily as a result of the 28% increase in sectors flown and the increase in average sector length, as well as an increase in route charges based on aircraft weight, as the average weight of the fleet increased due to the acquisition of 13 new 737-800s. In absolute terms, airport and handling charges increased 27.2%, from EUR 84.9 million in the fiscal year ended March 31, 2002 to EUR 108.0 million in the fiscal year ended March 31, 2003, reflecting the growth in passenger volume and increased costs on certain existing routes, the effects of which were offset in part by lower average costs on new routes to continental Europe and at Ryanair's new bases.

     Other Ancillary and Operating Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 9.2% on a per ASM basis in the fiscal year ended March 31, 2003, although in absolute terms these costs increased by 30.5%, from EUR 45.6 million in the fiscal year ended March 31, 2002 to EUR 59.5 million in the fiscal year ended March 31, 2003. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect costs, while the increase in absolute terms was primarily attributable to the increases in sectors flown, average sector length and passenger volumes.

     Operating Profit. As a result of the factors described above, Ryanair's operating profit as a percentage of total revenues increased from 26.1% in the fiscal year ended March 31, 2002 to 31.3% in the fiscal year ended March 31, 2003. In absolute terms, operating profit increased 61.7%, from EUR 162.9 million in the fiscal year ended March 31, 2002 to EUR 263.5 million in the fiscal year ended March 31, 2003.

     Interest Receivable and Similar Income. Ryanair's interest receivable and similar income increased 13.8%, from EUR 27.5 million in the fiscal year ended March 31, 2002 to EUR 31.4 million in the fiscal year ended March 31, 2003, primarily reflecting higher average cash balances on hand due to the increase in Ryanair's profitability.

     Interest Payable and Similar Charges. Ryanair's interest payable and similar charges increased 57.5%, from EUR 19.6 million in the fiscal year ended March 31, 2002 to EUR 30.9 million in the fiscal year ended March 31, 2003, reflecting the increase in debt related to the acquisition of 13 new 737-800 aircraft. These costs are expected to continue to increase as Ryanair expands its fleet.

     Other Income. Ryanair's other income decreased significantly from EUR 1.5 million in the fiscal year ended March 31, 2002 to EUR 0.6 million in the fiscal year ended March 31, 2003, primarily reflecting the fact that other income for the prior fiscal year included a gain on disposal of fixed assets of EUR 0.5 million.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2003 was 9.5%, compared to 12.8% in the fiscal year ended March 31, 2002. The decline in the effective tax rate reflects a reduction in the statutory rate of Irish corporation tax to 12.5%, the positive impact of Ryanair.com (which benefits from a reduced income tax rate) and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from certain qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. Ryanair recorded an income tax provision of EUR 25.2 million for the fiscal year ended March 31, 2003, and an income tax provision of EUR 22.0 million for the fiscal year ended March 31, 2002.

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

                            U.S. GAAP RECONCILIATION

     The Company's consolidated net income determined in accordance with U.S. GAAP was EUR 215.4 million, EUR 241.8 million and EUR 155.5 million, for the fiscal years ended March 31, 2004, 2003 and 2002, respectively, as compared with net income of EUR 206.6 million, EUR 239.4 million and EUR 150.4 million, respectively, for the same periods, as determined under Irish GAAP.

     The Company's total assets determined in accordance with U.S. GAAP were EUR 2,961.9 million, EUR 2,479.9 million and EUR 1,896.7 million at March 31, 2004, 2003 and 2002, respectively, as compared with EUR 2,939.0 million, EUR 2,466.7 million and EUR 1,889.6 million, respectively, under Irish GAAP. Shareholders' equity determined in accordance with U.S. GAAP was EUR 1,356.3 million, EUR 1,177.2 million and EUR 1,019.6 million at March 31, 2004, 2003 and 2002, respectively, as compared with EUR 1,455.3 million, EUR 1,241.7 million and EUR 1,002.3 million, respectively, under Irish GAAP. The main differences affecting the determination of shareholders' equity at March 31, 2004 include the different treatment of derivative financial instruments, pension costs, capitalized interest on aircraft acquisitions, the treatment of goodwill and employment grants received from Forbairt under U.S. GAAP. For a discussion of the principal differences between Irish GAAP and U.S. GAAP as they relate to the Company's consolidated net income and shareholders' equity, see Note 31 to the Consolidated Financial Statements included in Item 18.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

International Financial Reporting Standards

     Ryanair will be required to adopt International Financial Reporting Standards ("IFRS"), which incorporate International Accounting Standards ("IAS"), in the preparation of its Consolidated Financial Statements from April 1, 2005. The new standards are the result of an extensive exercise undertaken by International Accounting Standards Board ("IASB") to develop new standards and improve existing ones.

     There are significant differences between IFRS and Irish GAAP. Some of the principal policy and disclosure changes required and expected to impact on the Company's results under IFRS are set out below.

Business combinations, intangible assets and goodwill

         The more significant policy changes resulting from the transition to IFRS include:

-        Replacement of goodwill amortization with an annual impairment test;
         and

- A broader definition of "intangible assets" to be recognized at acquisition.

Financial instruments

     The Company's adoption of IAS 32 and 39 (revised) will require it to recognize all derivatives on the balance sheet at fair value. Subsequent changes in fair values are either taken to equity, if the criteria for hedge accounting are met, or to the income statement. Currently, derivatives qualifying as hedges in accordance with Irish GAAP have been held off balance sheet, and their fair value disclosed within a note to the financial statements. Any derivatives embedded within the terms of contractual obligations that are not considered closely related to the underlying host contract will also be separately identified and recorded at fair value in the income statement.

Deferred tax

     Under IFRS, deferred tax is to be recognized at acquisition as part of an accounting fair value exercise and will be provided on some balances previously excluded from provision under Irish accounting rules, such as revaluations and fair value adjustments.

Employee benefit schemes: post retirement and share option remuneration

     IAS 19 requires companies to recognize the full deficit (or surplus) of defined benefit pension schemes on the balance sheet, but permits a choice whereby companies can choose to defer actuarial gains or losses within a defined range (the "corridor" approach).

     Under IFRS, options granted by the Company to employees are to be recorded at fair value at the grant date using an option pricing model, and charged through the income statement over the vesting period of the options.

Presentation and disclosure of financial information.

     The transition to an international accounting framework will give rise to an increase in certain disclosures to the financial statements. There will also be some presentational changes. For example, financial statements will include a detailed reconciliation of reserve movements for the current year, including a comparison to previous years

     In December 2003, the Committee of European Securities Regulators (CESR) recommended that when European companies publish their 2005 financial statements, they should present comparable IFRS information for 2004, but not for 2003. Instead, issuers would present information for 2003 and 2004 under their home-country accounting principles (with 2005 information would consequently be published under two sets of accounting principles). Ryanair expects that it will follow these recommendations in preparing its fiscal 2006 financial statements.

U.S. GAAP

     In December 2003, the FASB issued Interpretation No. 46, revised-Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R addresses the consolidation of variable interest entities ("VIEs"), which included entities that have one or more of the following characteristics:(1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this interpretation is required in financial statements of entities that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for period ending after March 15, 2004. The adoption of FIN 46R has not had a material impact on the Company's financial statements.

     In   December    2003,   the   FASB   issued   SFAS   Statement   No.   132
(revised)"Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132 (revised)"). SFAS No. 132 (revised) revises employer's disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The additional disclosures required by SFAS No. 132 have been included within the U.S. GAAP pensions disclosures provided within this section of the financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No, 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatory redeemable financial instruments or non-public utilities. The adoption of SFAS No. 150 did not impact on the Company's financial statements.

     In April 2003, the FASB issued SFAS Statement No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends SFAS Statements No. 133, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendments to SFAS No. 133. SFAS No. 149 did not have a material impact on the Company's results for the year.

                         LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources under Irish GAAP at March 31, 2002, 2003 and 2004 of EUR 899.3 million, EUR 1,060.2 million and EUR 1,257.4 million, respectively, with the increase at March 31, 2004 primarily reflecting the growth in profits, offset in part by cash used to fund the purchase of tangible assets. During the year, the Company funded its EUR 331.6 million in purchases of tangible assets with cash generated from operations and EUR 187.0 million in loans. Cash and liquid resources under Irish GAAP of EUR
1,257.4 million at March 31, 2004 included EUR 200.0 million in "restricted cash" held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations. The amount of restricted cash was EUR 120.9 million and nil at the end of fiscal years 2003 and 2002, respectively.

     The Company's net cash inflow from operating activities in fiscal year 2002, fiscal year 2003 and fiscal year 2004 totaled EUR 309.1 million, EUR 351.0 million and EUR 462.1 million, respectively. During the last three fiscal years, Ryanair's primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of the new fleet of Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax. Cash generated from operations and, in fiscal 2002, equity offerings have been the principal sources for these cash requirements, supplemented primarily by aircraft-related bank loans.

     The Company's net cash flow from returns on investments and servicing of finance in totaled inflows of EUR 10.4 million and EUR 0.6 million in fiscal year 2002 and fiscal year 2003, respectively, and an outflow of EUR 20.3 million in fiscal year 2004, primarily reflecting interest earned by the Company on its cash balances, as offset by interest payments on long-term aircraft purchase loans. In fiscal year 2004, interest income decreased from EUR 31.4 million in fiscal year 2003 to EUR 23.9 million (in line with the lower market interest rates during the period, offset by an increase in cash and liquid resources during the year), while at the same time interest payable increased from EUR
30.9 million to EUR 47.6 million as a result of increased bank loans to fund the purchase of an additional eight new Boeing 737-800 aircraft during the year.

     The Company's net cash flow from financing and management of liquid resources in fiscal year 2002 and fiscal year 2003 totaled inflows of EUR 78.5 million and EUR 120.4 million, respectively, and an outflow of EUR 126.5 million in fiscal year 2004. The inflows in 2002 and 2003 principally reflected the increase in long-term aircraft-related debt and, in 2002, the issuance of new Ordinary Shares in that year's Regulation S Offering, which contributed EUR
182.0 million to cash flow in that year, while the outflow in fiscal year 2004 reflected increased investment in liquid resources of EUR 249.2 million, offset in part by an increase in long-term aircraft related debt raised during the year.

     Under U.S. GAAP, the Company's cash and cash equivalents at March 31, 2002, 2003, and 2004 were EUR 482.5 million, EUR 537.5 million and EUR 744.6 million, respectively. Under U.S. GAAP, the cash inflows from operating activities in fiscal years 2002, 2003, and 2004 were EUR 314.4 million, EUR 348.2 million and EUR 439.7 million, respectively, reflecting the strong growth in the Company's profitability during the period. The cash outflows from investing activities in fiscal years 2002, 2003 and 2004 were EUR 551.1 million, EUR 575.8 million and EUR 354.3 million respectively, predominantly comprising payments for aircraft deliveries and advance payments on future deliveries. The cash inflows from financing activities were EUR 330.2 million, EUR 282.6 million and EUR 121.7 million, respectively. See Note 31 to the Consolidated Financial Statements included in Item 18.

     Capital Resources. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition related working capital requirements. A significant portion of the Company's capital expenditures (consisting of purchases of new Boeing 737-800 aircraft and related equipment) have been funded through drawdowns under borrowing facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States ("ExIm"), as described in more detail below. Ryanair's long-term debt (including current maturities) totaled EUR 550.5 million at March 31, 2002, EUR 837.2 million at March 31, 2003 and EUR 953.0 million at March 31, 2004, with the increase being primarily attributable to the financing of new aircraft. The ExIm guarantees are secured with a first fixed mortgage on the delivered aircraft, and the terms of each of the facilities are substantially similar, with borrowings maturing twelve years from the date they are drawn down. At March 31, 2004, Ryanair had taken delivery of 41 Boeing 737-800 aircraft, the purchase of which was funded in part by ExIm-guaranteed financing, and the Company took delivery of an additional six such aircraft bringing the total to 47 during the period between March 31 and September 30, 2004. The remaining ten 737-800 aircraft currently in the operating fleet are subject to the sale and leaseback arrangements described in more detail below.

     The following table summarizes the maturity profile of Ryanair's long-term debt (including current maturities) as of March 31, 2004; additional details about both the ExIm guaranteed debt and the simulator debt are presented under "Capital Expenditures" below. For more information on the maturity profile of debt and currency structure of the Company's borrowings, see Notes 10 and 14 through 17 to the Consolidated Financial Statements included in Item 18.



                                                             Total Long-Term        ExIm Guaranteed         Simulator
                                                                  Debt                    Debt                 Debt
                                                                EUR'000                 EUR'000              EUR'000
Repayments fall due as follows:
Within one year...........................                        80,337                 79,338                  999
Between one and two years.................                        84,209                 83,210                  999
Between two and five years................                       276,715                273,718                2,997
After five years..........................                       511,721                508,723                2,998
   Total long-term debt...................                       952,982                944,989                7,993
   Weighted average interest rate.........                         5.46%                  5.46%                5.81%


     Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2005.

     Capital Expenditures. The Company's net cash outflows for capital expenditures in fiscal year 2002, fiscal year 2003 and fiscal year 2004 were EUR
372.0 million, EUR 469.8 million and EUR 331.6 million, respectively. Ryanair has funded its acquisition of aircraft and related equipment primarily through borrowings under the ExIm guaranteed bank facilities described herein, net proceeds from equity offerings aggregating EUR 182.0 million in the period from fiscal year 2002 through fiscal year 2004 and funds generated from operations.

     The following table summarizes the delivery schedule for each of the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under the 1998 Boeing contract, the 2002 Boeing contract and the 2003 supplemental agreement. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details as to the number of firm commitment and option aircraft covered by each of the agreements and the current status of the existing options, as well as the "Basic Price" (or gross price) for each of these aircraft, including certain equipment purchased and fitted by Boeing on the Company's behalf in millions of U.S. dollars. The Basic Price is subject to increase to take into account an "Escalation Factor" reflecting the changes in the U.S. Employment Cost and Producer Price Indices and subject to decrease to take account of certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments, other than advance payments, in respect of the purchase of the aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as providing other goods and services to the Company on concessionary terms.




                                          Aircraft Delivery Schedule


Deliveries and Scheduled                   1998 Boeing                  2002 Boeing                        Total
Deliveries in the Fiscal    1998 Boeing     Contract     2002 Boeing     Contract          2003           No. of
Year                          Contract       Option        Contract       Option       Supplemental       737-800
ending March 31,            Firm Orders     Aircraft     Firm Orders     Aircraft        Agreement       Aircraft

1999...................          1              -             -              -               -               1
2000...................          4              -             -              -               -               4
2001...................          10             -             -              -               -              10
2002...................          5              -             -              -               -               5
2003...................          5              3             5              -               -              13
2004...................          -              -             15             3               -              18
Total as of
  March 31, 2004.......          25             3             20             3               -              51

2005...................          -              -             13             -              14              27
2006...................          -              -             19             2               8              29
2007...................          -              -             19             -               -              19
2008...................          -              -             19             -               -              19
2009...................          -              -             10             -               -              10
Expected Total as of
  March 31, 2009.......          25             3            100             5              22              155

Options Granted........          -             20             -             50              96              166
Options Exercised......          -             (3)            -           (23)(1)            -             (26)
Options Cancelled......          -            (17)            -              -               -             (17)

Total as of
  March 31, 2004.......          -              -             -             27              96              123

Basic Price per
aircraft (unadjusted
for escalation factor
or concessions)(in
millions)..............        US$46.632      US$46.632     US$51.851      US$51.851        US$51.855
------------------------------------------


     (1) Including 18 exercised pursuant to the 2003 Supplemental Agreement.

     Management believes that the purchase of the additional Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next five years and that the significant size of the orders has allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries and a standard configuration for all of the aircraft. The purchase is also expected to allow Ryanair to phase out its remaining 13 Boeing 737-200s, which are an average 23 years old, over the period ending in December 2005. Ryanair's fleet is thus expected to consist entirely of Boeing 737-800 "next generation" aircraft by December 2005.

     As can be seen from the table above, delivery of the 127 Boeing 737-800s (including the two advance purchase options exercised during the year) already ordered under the 2002 Boeing contract and the 2003 supplemental agreement will enable the Company to increase the size of its summer schedule fleet by between 10 and 29 additional aircraft each fiscal year during the period from 2005 to 2009, significantly increasing the size of the fleet, which is expected to total 155 at the end of that period. If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the 123 option aircraft to cater to this demand.

     The Company's purchase of 41 of the 51 Boeing 737-800 aircraft delivered as of March 31, 2004, has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. At March 31, 2004, Private Export Funding Corporation ("PEFCO"), acting through ABN AMRO Bank N.V. as Loan Agent, ABN AMRO Bank N.V. ("ABN"), The Royal Bank of Scotland ("RBS") and BNP Paribas ("BNP") had provided financing under these ExIm-guaranteed loan facilities for twenty-three, five, eight and five aircraft respectively. Lloyds TSB Bank PLC ("Lloyds TSB") provided financing under such a facility for an additional six aircraft delivered during the period July 2004 to September 2004. Each of these facilities takes essentially the same form and is based on the documentation initially developed for the PEFCO facility, which follows standard market forms for this type of financing. On the basis of an ExIm guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such a guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of twelve years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm. The initial loans under the PEFCO facilities are denominated in dollars and bear interest at a floating rate linked to U.S. dollar LIBOR and which is converted into a euro-based fixed rate through the use of the cross currency swaps described below, so that Ryanair's exchange and interest-rate risk is fully hedged, while subsequent loans under the ABN, RBS, BNP and Lloyds TSB facilities, are denominated in euro and bear interest at floating rates linked to EURIBOR.


     Through the use of cross currency swaps, Ryanair has fully hedged its ongoing interest rate and currency risk by effectively converting its dollar-denominated debt under the initial ABN and PEFCO facilities into an approximately equivalent amount of euro-denominated fixed rate debt. Through the use of interest rate swaps, Ryanair has effectively converted almost all of its floating rate debt under each of the facilities into fixed rate debt. Loans for approximately 4% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has drawn down fixed rate euro-denominated debt with a maturity of twelve years in respect of more than 96% of its financing for the 41 Boeing 737-800 aircraft purchased through March 31, 2004, using these facilities. The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2004 (prior to the drawdown for the six aircraft financed under the Lloyds TSB facility). See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Interest Rate Exposure and Hedging" for additional details on the Company's hedging transactions.


Effective Borrowing Profile of Aircraft-Related Debt

At March 31, 2004                                                              EUR                EUR
                                                                             Fixed           Floating
                                                                           EUR 000            EUR 000

Euro borrowings...................................................                 -          408,271
Aircraft borrowing profile before swap transactions...............                 -          408,271
Cross currency interest rate swaps................................           536,718
Interest rate swaps...............................................           372,686        (372,686)
Aircraft borrowing profile after swap transactions................           909,404           35,585
---------------------------------------------------------------------

     Ryanair's ability to obtain additional loans pursuant to each of the facilities in order to finance a portion of the purchase price of Boeing 737-800 aircraft to be delivered in the future is subject to the issuance of further commitments by the banks and satisfaction of various conditions contained in the documentation for the facilities. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and ExIm, and that Ryanair does not suffer a material adverse change in its conditions or prospects (financial or otherwise).

     ExIm's policy on facilities of this type is to issue a binding final commitment only six months prior to delivery of each aircraft being financed. ExIm has already issued final binding commitments and related guarantees with respect to the 47 Exlm-financed Boeing 737-800 aircraft delivered between 1999 and September 2004. ExIm's final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the ExIm guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interest in the aircraft (and related assets) in favor of ExIm and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to ExIm. Ryanair expects that any future commitments or guarantees issued by ExIm will contain similar conditions.

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

     As part of its ExIm guarantee-based financing of the Boeing 737-800's, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title of 47 aircraft delivered to date rests with a number of United States special purpose vehicles (the "SPV's") in which Ryanair has no equity or other interest. The SPV's are the borrower of record under the loans made or to be made under the facilities, with all of its obligations under the loans being guaranteed by Ryanair Holdings plc. The shares of the SPV's (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of ExIm and the lenders. Ryanair Limited operates each of the aircraft pursuant to a finance lease it has entered into with the SPV's, the terms of which mirror those of the relevant loan under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under both Irish GAAP and U.S. GAAP. Ryanair does not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair's Consolidated Financial Statements.

     Ryanair has a firm commitment from BNP to provide financing for up to 14 more of its firm order Boeing 737-800 aircraft under ExIm guaranteed financing structures. The company expects to finance the remaining 84 of the 98 Boeing 737-800 aircraft it is obligated to purchase under the 2002 Boeing contract and the 2003 supplemental agreement by December 2008 and any option aircraft it acquires under those agreements through the use of similar financing arrangements based on an ExIm guarantee, bank debt provided by commercial banks, operating and finance leases via sale and leaseback transactions such as those described below, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. At March 31, 2004, the Company had received a preliminary commitment from ExIm in relation to 20 aircraft which were to be delivered over the period from December 2002 to March 2005. The terms of this preliminary commitment are the same as those outlined above in relation to the guarantees already issued. Six of these preliminary commitments have already been converted into final commitments by ExIm for deliveries during the period from July 2004 to March 2005, and were used to support the financing under the Lloyds TSB facility. The Company anticipates the remaining 14 will be converted to final commitments in early October 2004.

     It is expected that any future ExIm guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

     In connection with its expected financing of additional Boeing 737-800 aircraft to be delivered under the 2002 Boeing Contract and the 2003 supplemental agreement after March 31, 2003, Ryanair has entered into a series of forward-starting 12-year interest rate swaps. These swaps have the effect of capping the effective interest rate in euro terms on an estimated total of EUR
412.7 million in borrowings commencing between October 2004 and March 2005 and terminating between October 2016 and March 2017 (with the starting dates corresponding to the scheduled delivery dates for the aircraft) at interest rates from 5.70% to 5.73%. See Note 16 to the Consolidated Financial Statements included in Item 18 and "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Interest Rate Risk Exposure and Hedging."

     In fiscal year 2004, the Company financed 10 Boeing 737-800 aircraft delivered between December 2003 and March 2004 under a seven-year sale and leaseback arrangement with RBS Aviation Capital (RBS Aviation) pursuant to which RBS Aviation purchased the aircraft from Ryanair and leased them back to Ryanair pursuant to operating leases. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility to the aircraft delivery program. The Company has an option to extend the initial period of seven years on five of these aircraft on pre-determined terms. These leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rental payments due under these leases into fixed rental payments. At March 31, 2004, the fair value of the interest rate swap agreements relating to these leases on a mark-to-market basis was equivalent to a loss of EUR 39.5 million.

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

     In 2002, Ryanair entered into a contract to purchase two additional Boeing 737-800 flight simulators from CAE. The first of these simulators was delivered in January 2004 and the second simulator is expected to be delivered in 2007. The CAE contract also provides Ryanair with an option to purchase another such simulator for delivery in 2007. The gross price of each simulator is approximately US$10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. In September 2004, the Company refinanced the first simulator delivered under the 2002 contract with a 10-year euro-denominated loan provided by the Export Development Corporation of Canada for up to 85% of the net purchase price, with the remainder provided by cash flows from operations. The Company anticipates financing the second simulator through a combination of bank debt provided by commercial banks and cash flow from its operations.

     Contractual Obligations. The following table sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms which will require significant cash outlays in the future, as of March 31, 2004. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. The amounts listed under "Purchase Obligations" in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the "Base Price" for each aircraft pursuant to the relevant contract, with the dollar-denominated Base Price being converted into euro at an exchange rate of US$1.2292=EUR 1.00. The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair's actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under "Purchase Obligations" in the table. The amounts listed under "Operating Lease Obligations" reflect EUR 215.6 million due on the Boeing 737-300s taken over with the acquisition of Buzz Stansted and the 10 Boeing 737-800s sale and operating leaseback transactions entered into during fiscal 2004. Obligations with respect to engine maintenance relate to the Company's long-term maintenance contracts with third parties. See "Item 4. Information on the Company--Maintenance and Repairs" for information on these contracts.


                                 Obligations due by Period

                                                            Less than                                       After
Contractual Obligations                        Total          1 year        1-2 years      2-5 years       5 years
                                                                       (EUR in thousands)

Long term Debt Obligations...........            952,982          80,337         84,209        276,715     511,721
Purchase Obligations.................          4,385,648       1,138,609      1,222,927      2,024,112           -
Operating Lease Obligations .........            215,607          37,055         37,055         91,155      50,342
Engine Maintenance...................              1,567           1,567              -              -           -
Total Contractual Obligations........          5,555,804       1,257,568      1,344,191      2,391,982     562,063



                     OFF-BALANCE SHEET TRANSACTIONS

     Ryanair uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees and derivative transactions. Details of each of these arrangements that have or are reasonably likely to have a current or future material effect on the Company's financial condition, results of operations, liquidity or capital resources are discussed below. For additional information, see Notes 14-17 to the Consolidated Financial Statements included in Item 18.

     Guarantees. Ryanair Holdings has provided an aggregate of EUR 56.5 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. In addition, during fiscal year 2004 Ryanair Holdings had provided a guarantee for U.K.POUND 12 million to the U.K. Civil Aviation Authority in relation to liabilities of Buzz Stansted, which guarantee has since expired.

     Derivatives. Ryanair uses various derivative financial instruments, including forward starting interest rate swaps, foreign currency forward contracts and commodity contracts, to manage its exposure to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Exposure and Hedging" and Notes 14-17 to the Consolidated Financial Statements for additional information on the Company's derivative instruments. These derivatives are recorded on the balance sheet under US GAAP. See Note 31 to the Consolidated Financial Statements.

                               TREND INFORMATION

     For information on Ryanair's results of operations in the quarter ended June 30, 2004, see "--Recent Operating Results" above. For information on the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information Risk Factors" and "Business Overview," "Results of Operations" and "Liquidity and Capital Resources" above.

                                  INFLATION

     Inflation has not had a significant effect on the Company's results of operations and financial condition during the three years ended March 31, 2004.

Item 6.  Directors, Senior Management and Employees

     Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Board of Directors and all executive officers of Ryanair Holdings being executive officers of Ryanair.

                                        DIRECTORS

     The following table sets forth certain information concerning the Directors of Ryanair Holdings as of September 15, 2004:

Name                                                    Age      Positions

David Bonderman (a)..............................        62      Chairman of the Board and Director
Emmanuel Faber (c)(e)............................        40      Director
Michael Horgan(f)................................        68      Director
Klaus Kirchberger (e)............................        46      Director
Raymond MacSharry(b)(c)..........................        65      Director
Kyran McLaughlin(b)(c)...........................        60      Director
Michael O'Leary(a)(d)............................        43      Director and Chief Executive
James R. Osborne(b)(a)...........................        55      Director
Paolo Pietrogrande...............................        47      Director
T. Anthony Ryan..................................        68      Director
----------------------


(a)      Member of the Executive Committee.
(b)      Member of the Remuneration Committee.
(c)      Member of the Audit Committee.
(d) Mr. O'Leary is also the chief executive officer of Ryanair Holdings and Ryanair Limited. None of the other Directors are executive officers of Ryanair Holdings or Ryanair Limited.
(e) Emmanuel Faber and Klaus Kirchberger were appointed to the Board of Directors on September 25, 2002; and were approved by the Company's shareholders at the annual general meeting held on September 24, 2003.
(f)      Member of the Air Safety Committee.

     David Bonderman has served as a Director of Ryanair Holdings and Ryanair Limited since August 23, 1996 and as Chairman of the Board of Ryanair Holdings and Ryanair Limited since December 1996. Mr. Bonderman is a director and officer of 1996 Air G.P., Inc., the general partner Irish Air GenPar, and founder and Principal of Texas Pacific Group ("TPG"), which organized Irish Air, L.P. and Irish Air GenPar, L.P. Prior to forming TPG, Mr. Bonderman was Chief Operating Officer and Chief Investment Officer of Keystone Inc., the personal investment vehicle of Texas-based investor Robert M. Bass. Prior to joining Keystone Inc. in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, D.C. Mr. Bonderman serves on the Board of Directors of public companies CoStar Group, Inc., Ducati Motor Holdings S.p.A., Gemplus International S.A. and ProQuest Company.

     Emmanuel Faber has served as a director of Ryanair Holdings since September 25, 2002, and currently serves as Chief Financial Officer and Executive Vice President of Groupe Danone and was elected a director of the board of Groupe Danone in 2002. Mr. Faber is also a director of Legris Industries. Prior to his current appointment, he was head of the Mergers and Acquisitions and the Corporate Strategy department of Groupe Danone. Between 1993 and 1997, he served as a director and Chief Financial Officer of Legris Industries, a French public company specializing in mechanical engineering. From 1988 to 1993, Mr. Faber held a number of senior positions in the Corporate Finance department of Barings Bank.

     Michael Horgan has served as a director of Ryanair Holdings since January 12, 2001. A former Chief Pilot of Aer Lingus, he sometimes acts as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan chairs the Air Safety Committee of the Board.

     Klaus Kirchberger has served as director of Ryanair Holdings since September 25, 2002. He has been Chief Executive Officer of Thurn und Taxis Group, the asset management holding of Thurn und Taxis family in Regensburg, since August 2002, and a director of that company since 1997. Prior to serving as CEO, Mr. Kirchberger was the Head of the Controlling and Tax department of Thurn und Taxis. Between 1990 and 1994, he was a Senior Manager at Pricewaterhouse Coopers in Munich. He also held senior management positions at IKB Industriebank AG, Munich and is a qualified German lawyer and auditor. Mr. Kirchberger is also a non-executive director of the German listed companies DIBAG AG and TTL Information Technology AG, furthermore he is a non-executive director of Deutsche Immobilien Chancen AG & Co. KGaA and TTL International AG.

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

     Michael O'Leary has served as a Director of Ryanair Limited since November 25, 1988 and a Director of Ryanair Holdings since July 2, 1996. Mr. O'Leary was the Deputy Chief Executive of Ryanair Limited from 1991 to December 1993, and has been Chief Executive from January 1, 1994.

     James R. Osborne has served as a Director of Ryanair Holdings since August 22, 1996, as a Director of Ryanair Limited since April 12, 1995. Mr. Osborne was the managing partner of the law firm of A & L Goodbody Solicitors from May 1982 to April 30, 1994 and served as a consultant to the firm from May 1, 1994 to March 2000. Mr. Osborne also serves on the Board of Directors of a number of Irish private companies.

     Paolo Pietrogrande has served as member of the board of directors of Ryanair since 2001. A Chemical Engineering graduate from University of Roma, Italy, Mr.Pietrogrande is currently Managing Director of Nuovi Cantieri Apuania, a designer and supplier of merchant ships with its shipyard in Carrara, Italy. Mr Pietrogrande is also Director of Executive MBA programme at Almaweb, University of Bologna, and is a board member of Ducati Motor Holding S.p.A.
Prior assignments of Mr Pietrogrande include CEO of Enel Green Power S.p.A. (power generation in Italy, North and Latin America), Business Development Director at General Electric Power Systems, Europe+, Manager at Bain and Company and Vice President Marketing, Kinetics Technology International B.V.


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

     The Board of Directors has established a number of committees, including the following:

     Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances where action by the Board of Directors is required and it is impracticable to convene a meeting of the full Board of Directors. Messrs. O'Leary and Bonderman are the members of the Executive Committee.

     Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996 to have authority to determine the remuneration of senior executives of Ryanair Holdings and to administer the Ryanair Holdings Stock Option Plan. Messrs. Pietrogrande, Kirchberger and Osborne are the members of the Remuneration Committee.

     Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of the audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company's internal accounting controls. Messrs. McLaughlin, Faber and MacSharry are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance, a senior independent non-executive Director, Kyran McLaughlin, is Chairman of both the Audit Committee and the Remuneration Committee. The criteria for Director independence under the Combined Code differ in certain respects from those scheduled to become applicable to Ryanair and other foreign private issuers in 2005 under the U.S. federal securities laws and the listing rules of the Nasdaq National Market ("Nasdaq"). Ryanair expects to be in compliance with such U.S. standards at or before the time they become applicable to Ryanair.

     Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations to the full Board of Directors concerning the selection of individuals to serve as executive and non-executive Directors and to make proposals to the Board of Directors. Messrs. O'Leary and Bonderman are the members of the Nomination Committee.

     Air Safety Committee. The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The
Air Safety  Committee  is  comprised  of the  following  executive  officers  of
Ryanair: Messrs. Conway, Hickey, O'Brien, and director Michael Horgan (chairperson).

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

     Directors are elected (or have their appointment by the Directors confirmed) at Annual General Meetings of stockholders. Save in certain circumstances, at every Annual General Meeting one-third (rounded down to the next whole number if it is a fractional number) of the Directors (being the Directors who have been longest in office) will retire by rotation and be eligible for re-election. Accordingly Richard P. Schifter, Michael O'Leary, and Raymond MacSharry retired, and Michael O'Leary and Raymond MacSharry were re-elected at the annual general meeting on September 24, 2003. Richard P. Schifter although eligible, did not seek re-election at that meeting. Declan F. Ryan resigned from the Board on June 24, 2003.

     Emmanuel Faber and Klaus Kirchberger were appointed to the Board as non-executive Directors on September 25, 2002; the appointments were approved by the Company's shareholders at the annual general meeting held on September 24, 2003.

Exemptions from Certain Nasdaq Corporate Governance Rules

     The Nasdaq may grant a foreign private issuer exemptions from the Nasdaq corporate governance rules for listed companies when those rules impose standards that are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or are contrary to generally accepted business practices in the issuer's country of domicile. At the time of Ryanair's listing on the Nasdaq in 1997, the Company received certain exemptions from the Nasdaq corporate governance rules. These exemptions, and the practices the Company follows, are as follows:

- The Company is exempt from Nasdaq's quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 331/3% for any meeting of the holders of common stock, which in the Company's case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles of Association provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

- The Company is exempt from the Nasdaq's requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases where a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the "Irish Listing Rules") governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Company's Articles of Association contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstanes involving a conflict of interest. The concept of a related party for purposes of each of the Nasdaq's audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

- The Nasdaq requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the Nasdaq rules, whether shareholder approval is required for such transactions depends, among other things, on the amount of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval where the size of the transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

                                SENIOR MANAGEMENT

     The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair Limited at September 30, 2004:

 Name                                           Age                              Position

 Jim Callaghan..............................    36     Head of Regulatory Affairs and Company Secretary
 Michael Cawley.............................    50     Deputy Chief Executive and Chief Operating Officer
 Ray Conway.................................    49     Chief Pilot
 Caroline Green.............................    41     Head of Customer Service
 Michael Hickey.............................    41     Director of Engineering
 Howard Millar..............................    43     Deputy Chief Executive and Chief Financial Officer
 David O'Brien..............................    40     Director of Flight Operations and Ground Operations
 Michael O'Leary............................    43     Chief Executive
 Edward Wilson..............................    41     Director of Personnel and In-flight



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

     Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 16 years, including Fleet Captain on the BAC1-11 and Boeing 737-200 fleets. Ray was Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the government jet.

     Caroline Green was appointed Head of Customer Services in February 2003. Prior to this, Caroline served as Chief Executive of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.

     Michael Hickey has served as Head of Engineering and Chief Engineer since January 2000. Michael has held a wide range of senior positions within the Ryanair engineering department since 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair in 1988, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

     Howard Millar was appointed Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair since March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, an international food processing company in Riyadh, Saudi Arabia, from 1988 to 1992.

     David O'Brien was appointed Director of Operations in December 2002; previously, he served as Director of Flight Operations of Ryanair since May 2002, having served as Director of U.K. Operations since April 1998. Prior to that, David served as Regional General Manager-Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and Inflight with Ryanair.

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


              COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation

     The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the Directors and executive officers named above in the fiscal year ended March 31, 2004 was EUR 3,869,850 million. For details of Mr.
O'Leary's compensation in such fiscal year, see "--Employment Agreements--Employment and Bonus Agreement with Mr. O'Leary" below. For details of stock options that have been granted to the Company's employees, including the executive Directors named above, see "Item 10. Additional Information--Options to Purchase Securities from Registrant or Subsidiaries."

     Each of Ryanair Holdings' nine non-executive Directors is entitled to receive EUR 32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Each of Messrs. Bonderman and T.A. Ryan has executed an
agreement  with  Ryanair   Holdings  by  which  he  has  waived  his  respective
entitlement to receive annual remuneration of EUR 32,000 in respect of his service as a Director for the fiscal year ended March 31, 2004. The remuneration of audit committee members was increased to EUR 15,000 per annum effective January 1, 2004. Mr. Michael Horgan receives EUR 40,000 in connection with his additional duties in relation to the Air Safety Committee.

     Each of the 11 non-executive Directors then in office were issued 50,000 share options after the 2-for-1 share split in December 2001 in respect of an equivalent number of Ordinary Shares having a strike price of EUR 3.70 under Ryanair's Share Option Plan 2000. See "Item 10. Additional Information--Options to Purchase Securities from Registrant or Subsidiaries."

     Emmanuel Faber and Klaus Kirchberger were appointed to the Board as non-executive Directors on September 25, 2002, and the appointments were approved by the Company's shareholders at the annual general meeting held on September 24, 2003. In connection with his appointment, each of Messrs. Faber and Kirchberger was granted 25,000 share options, exercisable between June 2008 and June 2010, at a strike price of EUR 5.65.

     As of September 1, 2004, the Directors and executive officers of Ryanair Holdings as a group owned 59,637,669 Ordinary Shares, representing 7.9% of Ryanair Holdings' outstanding Ordinary Shares as of such date. See Note 21(d) to the Consolidated Financial Statements in Item 18. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders."

Employment Agreements

     Employment and Bonus Agreement with Mr. O'Leary. Mr O'Leary's current employment agreement with Ryanair Limited is dated July 1, 2002 and can be terminated by either party upon twelve months notice. Pursuant to the agreement, Mr. O'Leary serves as Chief Executive at a current annual gross salary of EUR 505,000, subject to any increases that may be agreed between Ryanair Limited and Mr. O'Leary. Mr. O'Leary also is eligible for annual bonuses as determined by the Board of Directors of Ryanair Limited; the amount of such bonuses paid to Mr. O'Leary in fiscal year 2004 totalled EUR 127,000. Mr. O'Leary is subject to a covenant not to compete with Ryanair within the EU for a period of two years after the termination of his employment with Ryanair. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

                                 EMPLOYEES AND LABOR RELATIONS

     The following table sets forth the number of Ryanair's employees at each of March 31, 2003 and 2004:


                                               Number of Employees at March 31,  Number of Employees at March 31,
                Classification                               2004                              2003

Management................................                    79                                82
Administrative............................                    115                               103
Reservations..............................                    120                               167
Maintenance...............................                    144                               184
Ground Operations.........................                    263                               236
Cockpit Crew..............................                    702                               551
Flight Attendants.........................                    879                               574

Total.....................................                   2,302                             1,897


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

     IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown and to be medically certified as physically fit. At March 31, 2004, the average age of Ryanair's pilots was 36 years and their average period of employment with Ryanair was 4 years. Licenses and medical certification are subject to periodic re-evaluation requirements, including recurrent training and recent flying experience. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA.

     Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics in Ireland, the U.K. and within the EU to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its short-term needs for additional pilots by contracting with certain employment agencies that represent experienced flight personnel and currently has 121 such pilots under contract.

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

     Ryanair's employees earn productivity-based pay incentives, including commissions on in-flight sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew personnel within limits set by industry standards or regulations fixing maximum working hours. During the fiscal year ended March 31, 2004, such productivity-based pay incentives accounted for approximately 46% of an average flight attendant's total pay package and approximately 38% of the typical pilot's compensation. Reservations personnel also receive incentive payments based on the number of bookings made and sales of ancillary services such as car rentals and travel insurance. In November 2000, Ryanair's pilots approved a new five-year pay arrangement (subject to review in "exceptional circumstances" after three years), which, in return for certain productivity enhancements, provides for annual increases in base salary of 3% and increases in daily allowances of between 3% and 20% (depending on the number of hours flown).

     Ryanair's pilots are currently subject to IAA-approved limits of 100 flight hours per 28-day cycle, 300 flight hours every three months and 900 flight hours per fiscal year. For the fiscal year ended March 31, 2004, the average flight hours for each of Ryanair's pilots were approximately 71 hours per full working month and approximately 850 hours for the complete year. Were more stringent regulations on flight hours to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

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

     In the United Kingdom, the British Airline Pilots Association ("BALPA") sought in 2001 to represent Ryanair's U.K. based pilots in their negotiations with the company. A legally-required ballot of the pilots conducted by the Central Arbitration Committee in September 2001 resulted in only 18% of those eligible to vote opting for formal recognition of BALPA, well below the required 51% threshold for recognition of the union. Under applicable U.K. labor legislation, BALPA cannot reapply for recognition at Ryanair until October 2004.

     In addition, the Company offered contracts of employment which were accepted by 110 of the approximately 500 former KLM UK Limited staff. The balance of the former KLM UK Limited staff were made redundant, and, under the purchase agreement governing the transaction, any liabilities arising from resultant claims by these staff were settled by KLM UK Limited. The acquisition agreement also contains an indemnity from KLM UK Limited in favor of Buzz Stansted covering any further claims arising from the redundancies of the former Buzz staff.

     The Company could potentially be exposed to claims arising from the transfer of employees from Buzz to Buzz Stansted, if, pursuant to U.K. legislation, a "transfer of undertaking" is found to have occurred as part of the Buzz acquisition. This would enable employees to transfer certain rights under their employment contracts with Buzz to Ryanair, including existing terms and conditions in relation to redundancy, periods of service, redundancy entitlements and payments, and other benefits associated with their previous contracts. A related legal action has been initiated by BALPA on behalf of a small number of former KLM UK Limited pilots and a hearing is scheduled for December 2004.

     In addition, Ryanair is planning to cease operations at Buzz Stansted. A number of employees of Buzz Stansted, consisting almost entirely of pilots, have individually applied for positions with a third-party firm which has an agreement to provide contract pilots to Ryanair. Ryanair could also be exposed to costs associated with the cessation of operations by Buzz Stansted, including, but not limited to, claims arising from any termination of employment of Buzz Stansted employees. If any of these events were to alter Ryanair's historical experience of flexibility in dealing with employees or were to alter the public's perception of Ryanair generally, it could have a material adverse effect on the Company's business, operating results and financial condition.

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

     The Option Plan allows for eligible employees to be granted options to purchase up to an aggregate of 5% of the outstanding Ordinary Shares of Ryanair Holdings at an exercise price equal to the closing price of such shares on the Irish Stock Exchange on the date of the grant of the option. Options may be granted over a five-year period beginning in 1998, with the amount of options granted to any individual employee being determined at the time they became eligible to participate in the scheme with reference to the amount of emoluments paid in May 1998 to such employee in the current or previous tax year, whichever is greater. The first tranche of options became exercisable on June 24, 2003 and 639 employees were entitled to exercise options under the scheme.

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

     A new share option plan (the "Option Plan 2003") was established by resolution of the Board of Directors of Ryanair Holdings and approved by the shareholders of Ryanair Holdings at the Annual General Meeting held on September 25, 2002. As Ireland currently operates a tax favorable approved share option scheme regime, it was decided to adopt the Option Plan 2003 in accordance with this regime so that employees will be subject to Capital Gains Tax at 20% compared to income tax at 42% on the exercise of options (subject to certain conditions). The Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act.

     The Option Plan allows for eligible employees to be granted options to purchase up to an aggregate of 5% of the outstanding Ordinary Shares of Ryanair Holdings at an exercise price equal to the closing price of such shares on the Irish Stock Exchange on the date of the grant of the option. Options may be granted over a five-year period beginning in 2003, with the amount of options granted to any individual employee being determined at the time they became eligible to participate in the scheme with reference to the amount of emoluments paid in May 2003 to such employee in the current or previous tax year, whichever is greater.

     Management has designed the Option Plan, so that, subject to the Board of Directors' discretion, employees can be rewarded for achieving certain financial performance criteria over a five-year period, thus allowing them to participate in the increase in the value of the Company over the coming years. Grants of options under the Option Plan are thus subject to the Company's achievement of the following criteria during the five-year period beginning with fiscal year 2003, as follows:

      1. The Company's net profit after tax for each fiscal year must exceed its net profit after tax for the preceding fiscal year by at least 25%.

      2. If the first criterion is not met, options will still be granted if the aggregate growth in the Company's net profit after tax (as compounded annually) during the period beginning with fiscal 2003 and ending with the fiscal year ending in the year in which the grant of yearly options is being considered is equal to, or greater than, an annual rate of 25%.

     If, in any year, either of these two criteria are met, the Remuneration Committee may select eligible employees who will be invited to apply for options that were not granted in any prior year as a result of neither such criterion being met.

Item 7.  Major Shareholders and Related Party Transactions

                          DESCRIPTION OF CAPITAL STOCK

     Ryanair Holdings' capital stock consists of Ordinary Shares, par value 1.27 euro cents. As of March 31, 2004, a total of 759,271,140 Ordinary Shares were outstanding. On December 7, 2001, Ryanair effected a 2 for 1 share split by which each of its then existing Ordinary Shares, par value 2.54 euro cents, was split into two new Ordinary Shares, par value 1.27 euro cents.

                             MAJOR SHAREHOLDERS

     Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 5% or more of the Ordinary Shares as of the dates indicated.

                                                                     As of March 31,
                                                2004                      2003                      2002
                                      No. of Shares % of Class     No. of     % of Class     No. of     % of Class
                                                                   Shares                    Shares

Fidelity Investments...............     113,147,344       14.9%   91,000,000        12.1% 104,408,500        13.8%
Putnam Investments.................               -           -   69,068,700         9.1%  70,570,400         9.3%
Guilder Gagnon Howe & Co...........      66,335,175        8.7%   67,597,305         8.9%           -            -
Janus..............................               -           -   55,759,575         7.4%  70,548,175         9.3%
Michael O'Leary (1)                      41,000,008        5.4%   45,000,008         6.0%  52,000,008         6.9%
Capital Group Companies Inc........      69,010,578        9.1%   52,159,800         6.9%  37,797,275         5.1%
________________________

(1) On June 10, 2003, Michael O'Leary sold 4 million shares at EUR 5.95 per share in a private sale conducted outside the United States in accordance with Regulation S under the Securities Act.

                        RELATED PARTY TRANSACTIONS

     The Company has not entered into any "related party transactions" as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2004.

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

     On December 11, 2002, the European Commission announced the launch of an investigation into the April 2001 agreement among Ryanair and Brussels (Charleroi) airport and the government of the Walloon region of Belgium, the owner of the airport, which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi). The European Commission's investigation was based on an anonymous complaint alleging that Ryanair's arrangements with Brussels (Charleroi) constituted illegal state aid.

     The European Commission issued its decision on February 12, 2004. As regards the majority of the arrangements between Ryanair, the airport and the Region, the Commission found that although they constituted state aid, they were nevertheless compatible with the EC Treaty provisions and therefore did not require repayment. However, the Commission found certain of these arrangements did constitute illegal state aid and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. On April 20, 2004, the Walloon Region wrote to Ryanair requesting repayment of all deemed illegal state aid, although it acknowledged that Ryanair could offset against these amounts certain costs incurred in relation to the of establishment of the base, in accordance with the Commission's decision.

     On May 25, 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting the Court to annul the decision on the bases that:

      - The Commission infringed Article 253 of the EC Treaty by failing to provide adequate reasons for its decision; and

      - The Commission misapplied Article 87 of the Treaty by failing to properly apply the Market Economy Investor Principle ("MEIP"), which generally holds that an investment made by a public entity that would have been made on the same basis by a private entity does not constitute state aid.

     In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately EUR 4 million, excluding any interest that may be due. Ryanair has informed the Walloon authorities that it does not believe it is obliged to make any repayment as Ryanair's costs of establishing the base far exceeded the concessions granted by the Walloon region.

     In an unrelated, though similar, matter, on July 24, 2003, a Strasbourg court ruled (on the basis of a complaint by Air France) that marketing support granted by the city of Strasbourg to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted unlawful state aid to Ryanair. The judgment took effect on September 24, 2003. Ryanair appealed this decision on the basis that the marketing support granted was not state aid as it complied with the MEIP test. The Appeals Court in Nancy (France) confirmed the decision of the lower court and Ryanair subsequently appealed this decision to the French Administrative Supreme Court, where it is currently pending. Pending the outcome of this appeal, Ryanair decided to close the route and has instead opened a route from Baden-Karlsruhe in Germany to London (Stansted) (Baden Airport is located some 40 kilometers from Strasbourg). Ryanair has also confirmed that it will reopen the Strasbourg route if the appeal is successful, although no assurance can be given that Ryanair will in fact prevail.

     Ryanair is facing similar legal challenges by competitors with respect to its agreements with Pau Airport in southern France and Palermo Airport in Sicily. These actions are currently pending before local courts and are unlikely to be resolved in the near future.

     Adverse rulings in these or similar cases could be used as precedents by other competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of its growth strategy due to the smaller number of privately-owned airports available for development.

     In July 2004, Ryanair commenced an action in the High Court of England and Wales (Chancery Division) against BAA, which operate London's Heathrow, Gatwick and Stansted Airports. The action relates to a fuel levy that BAA has unilaterally imposed on Ryanair and other airlines at London (Stansted). Despite representations by BAA that the fuel levy was imposed to recover its original capital investment, and further representations that the fuel levy would be reduced once the capital costs had been recovered and as fuel uplift volumes increased, BAA has failed to either eliminate or reduce the fuel levy in circumstances where Ryanair believes it has now recovered its original capital investment some three times over and where the volumes of fuel uplifted at Stansted Airport have increased dramatically, largely driven by increasing passenger volumes delivered by Ryanair. Ryanair claims damages and other relief against BAA for breaches of statutory duty and abuse of dominant position arising out of BAA's overcharging in respect of the fuel levy and BAA's continuing failure to provide transparent and accurate information about the fuel levy.

     BAA has responded by filing a separate action against Ryanair alleging that Ryanair has repudiated its contract with BAA and is seeking payment of fuel levies withheld by Ryanair. These sums were withheld by Ryanair as a result of, and in response to, BAA's abuses in relation to the fuel levy and overcharging. Ryanair currently accounts for in excess of 60% of the fuel volumes at London (Stansted) airport. The amount in dispute in BAA's claim against Ryanair in relation to fuel levies is approximately EUR 1.5 million (or roughly 3% of the total aeronautical charges that Ryanair paid BAA in fiscal 2004). BAA further claims that it is now no longer bound by its contract with Ryanair in relation to airport charges and that it can instead charge Ryanair the published airport tariffs at London (Stansted), as opposed to the lower amounts charged under the contract.

     While the Company believes that its contract with BAA remains valid, Ryanair cannot predict the final outcome of these actions, and does not expect any final decision to be rendered in the near term. However, should the courts declare Ryanair's contract with BAA no longer binding, the Company would likely face materially increased costs at London (Stansted), its principal base, or could be forced to cut back its London (Stansted) operations. Flights to or from London (Stansted) accounted for approximately 61% of the Company's passenger volumes in fiscal 2004.

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

     ADSs, each representing five Ordinary Shares, are traded on the Nasdaq. The Bank of New York is Ryanair Holdings' depositary for purposes of issuing American Depositary Receipts ("ADRs") evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADSs on Nasdaq and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one splits of the Ordinary Shares and ADSs effected on February 28, 2000 and December 7, 2001:


                                                                                             ADSs
                                                                                      (in U.S. dollars)
                                                                                  High                  Low

1999..................................................................           14.0938               7.6250
2000..................................................................           27.8438              13.5625
2001..................................................................           32.0500              17.4950
2002
   First Quarter......................................................           34.2000              29.9800
   Second Quarter.....................................................           36.7700              28.0000
   Third Quarter......................................................           35.4500              28.3900
   Fourth Quarter.....................................................           48.0000              29.9300
2003
   First Quarter......................................................           43.9400              34.3800
   Second Quarter.....................................................           44.9200              39.0000
   Third Quarter......................................................           46.2500              39.9500
   Fourth Quarter.....................................................           52.0500              42.6400
2004
   First Quarter......................................................           57.8800              31.1900

Month ending:
   March 31, 2004.....................................................           35.7600              31.1900
   April 30, 2004.....................................................           37.5200              33.3200
   May 31, 2004.......................................................           32.7500              30.2300
   June 30, 2004......................................................           32.8200              30.9000
   July 31, 2004......................................................           36.3700              31.3100
   August 31, 2004....................................................           31.2900              29.4800





                                                                                       Ordinary Shares
                                                                                    (Irish Stock Exchange)
                                                                                          (in euros)
                                                                                  High                  Low
1999..................................................................            2.69                  1.33
2000..................................................................            5.88                  2.61
2001..................................................................            7.10                  3.75
2002
   First Quarter......................................................            7.20                  6.15
   Second Quarter.....................................................            6.95                  5.66
   Third Quarter......................................................            6.32                  4.95
   Fourth Quarter.....................................................            8.20                  5.20
2003
   First Quarter......................................................            7.23                  5.10
   Second Quarter.....................................................            6.90                  5.52
   Third Quarter......................................................            6.72                  5.73
   Fourth Quarter.....................................................            7.30                  5.83
2004
   First Quarter......................................................            7.59                  4.27

Month ending:
   March 31, 2004.....................................................            4.90                  4.27
   April 30, 2004.....................................................            5.38                  4.67
   May 31, 2004.......................................................            4.71                  4.34
   June 30, 2004......................................................            4.69                  4.34
   July 31, 2004......................................................            4.96                  4.50
   August 31, 2004....................................................            4.41                  4.06




                                                                                       Ordinary Shares
                                                                                   (London Stock Exchange)
                                                                                       (in U.K. pence)
                                                                                  High                  Low
1999..................................................................           171.50                93.75
2000..................................................................           356.25                165.63
2001..................................................................           420.00                236.25
2002
   First Quarter......................................................           434.50                381.00
   Second Quarter.....................................................           450.00                356.00
   Third Quarter......................................................           404.50                316.00
   Fourth Quarter.....................................................           437.50                336.50
2003
   First Quarter......................................................           470.50                353.00
   Second Quarter.....................................................           469.00                391.00
   Third Quarter......................................................           472.00                399.50
   Fourth Quarter.....................................................           496.50                410.00
2004
   First Quarter......................................................           523.75                284.50

Month ending:
   March 31, 2004.....................................................           330.50                284.50
   April 30, 2004.....................................................           359.10                308.90
   May 31, 2004.......................................................           317.40                289.20
   June 30, 2004......................................................           313.10                289.20
   July 31, 2004......................................................           330.00                297.50
   August 31, 2004....................................................           298.50                271.90


     As of September 15, 2004, 759,524,911 Ordinary Shares were outstanding. At that date, 59,167,930 ADRs, representing 295,839,650 Ordinary Shares, were held of record in the United States by 64 holders, and represented in the aggregate 39% of the number of Ordinary Shares then outstanding.

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

Item 10.  Additional Information

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     In May 1997, Ryanair Holdings granted options to seven members of the Company's senior management to purchase an aggregate total of 2,871,792 Ordinary Shares. The consideration for the grant of such options was EUR 1.27 per participant in each case. The exercise price of the options is 90% of the price per Ordinary Share at the time of the IPO (or EUR 0.557 per Ordinary Share). These options first became exercisable in May 2000 and must be exercised within seven years of the date of their grant. As of March 31, 2004, options in respect of 2,861,716 Ordinary Shares had been exercised. The balance of these options have been exercised since the end of the 2004 fiscal year.

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

     As of March 31, 2004, ten separate grants of an aggregate total of 32,724,617 options in respect of an equivalent number of Ordinary Shares had been made to eligible employees under the Option Plan, the Option Plan 1998, Option Plan 2000 and Option Plan 2003 together, and an aggregate of 24,206,538 options to purchase an equal number of Ordinary Shares were outstanding. Of this total, which includes options granted to senior management in 1997 that have not yet been exercised, 10,276 options are currently exercisable, and the balance become exercisable between June 2004 and June 2007. All of the options granted under the Option Plan have a strike price equal to the closing price of the Ordinary Shares on the date of the grant. The terms of the 5,400,000 options granted under the Option Plan on December 9, 1998, which were granted to 15 key senior executives and managers as part of an incentive and retention program, are generally similar to those generally granted under the Option Plan, except for the requirement that the executives/managers must continue to be employed by the Company until June 2002. If they should leave or resign during the period they automatically lose their complete option entitlement; if they die or their contract of employment is terminated by the Company, the number of options to which they will be entitled will be limited to the proportion of their initial grant that is equal to the proportion of the complete period represented by the time elapsed from the date of the grant to the date of their death or termination. Under the Option Plan 2002, 23 senior managers were granted 4,558,000 share options at a strike price of EUR 5.65 on June 30, 2002. These options become exercisable between June 1, 2007 and June 1, 2009, but only for managers who continue to be employed by the Company through June 1, 2007.

     The aggregate of 24,206,538 Ordinary Shares that would be issuable upon exercise in full of the options described in this section that were outstanding as of March 31, 2004 would represent approximately 3.2% of the current issued share capital of Ryanair Holdings. Of such total, options in respect of an aggregate of 4,520,757 Ordinary Shares are held by the Directors and executive officers of Ryanair Holdings.

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

     Rights, Preferences and Dividends Attaching to Shares. The Company has only one class of shares, being ordinary shares of EUR 0.0127 each. All such shares rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder which remains unclaimed for one year after having been declared may be invested by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles of Association to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The ordinary shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Memorandum and Articles of Association of the Company.

     Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolution passed at a meeting of the shareholders of the Company.

     Limitations on the Rights to Own Shares. The Articles of Association contain detailed provisions enabling the Directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See "Item 10. Additional Information--Limitations on Share Ownership by non-EU nationals." Such powers may be exercised by the Directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries which enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it which inhibit its exercise and exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU national holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

     Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of Association of the Company entitle the Directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest, which such party holds in shares before allowing such parties to transfer shares in the Company. See "Item 10. Additional Information--Limitations on Share Ownership by non-EU nationals." Under Irish law, if a party acquires or disposes of shares in the Company bringing his interest above or below 5% of the total issued share capital of the Company or changing his percentage interest above 5% (once his interest has been rounded down to the nearest percentage), he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares which bring the shareholding of a party above or below certain specified percentages i.e., 10, 25, 50 and 70%.

     Other Provisions of the Memorandum and Articles of Association. There are no provisions in the Memorandum and Articles of Association:

- Delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

- discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

-    governing changes in capital

         where such provisions are more stringent than those required by law.

                            MATERIAL CONTRACTS

     In January 2002, the Company and Boeing entered into a series of agreements for the purchase by the Company of new 737-800 aircraft for delivery during the period from December 2002 through December 2008, as well as for options to purchase additional aircraft. See "Item 4. Information on the Company--Aircraft" and "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources" for a detailed discussion of these contracts.

     A copy of the agreements comprising the 2002 Boeing contract, which was the subject of a request for confidential treatment that was granted, was filed as
Exhibit 4.1 to Ryanair's Annual Report on Form 20-F for the fiscal year ended March 31, 2002.

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

     The Financial Transfers Act 1992 (the "1992 Act") was enacted in December 1992. The 1992 Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers, which would be movements of capital or payments within the meaning of the treaties governing the EU. The acquisition or disposal of the ADSs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of the shares and associated payments may fall within this definition. In addition, dividends or payments on the redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Orders made by the Minister for Finance pursuant to the 1992 Act prohibit certain financial transfers to (or in respect of funds held by the government of) the Federal Republic of Yugoslavia, Slobodan Milosevic and associated persons, Zimbabwe (including senior members of the Zimbabwean government), Iraq, Liberia, Burma/Myanmar, the Republic of Serbia, Al Qaeda, Osama Bin Laden and the Taliban of Afghanistan.

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

     As of June 30, 2004, EU nationals owned at least 54.6% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares). Ryanair continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York, the depositary for its ADS program, to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs during such suspension, and there can be no assurance that the suspension will ever be lifted. As a further measure to increase the percentage of shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national Purchaser. The Restricted Share Notice compels the non-EU national purchaser to sell the affected shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder does not sell its shares to an EU national within the specified time period, the Company can then take legal action to compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.

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

     The following Irish resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

        -        An Irish resident company;

        -        An Irish Revenue approved pension scheme;

        -        A qualifying fund manager or qualifying savings manager;

        -        A qualifying employee share ownership trust;

        -        A collective investment undertaking;

        -        A tax exempt charity;

        - A designated broker receiving the distribution for a special portfolio investment account;

        - A person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action for damages in respect of mental or physical infirmity;

        - Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust; and

        - A person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) TCA 1997.

     The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

        - Persons (other than a company) who are (i) neither resident nor ordinarily resident in Ireland and (ii) who are resident for tax purposes in (a) a country which has in force a tax treaty with Ireland (a "tax treaty country") or (b) an EU Member State other than Ireland;

        - Companies not resident in Ireland which are resident in an EU Member State or a tax treaty country and are not controlled, directly or indirectly, by Irish residents;

        - Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are resident for tax purposes under the law of a tax treaty country or an EU Member State in a tax treaty country or an EU Member State other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in that tax treaty country or EU Member State;

        - Companies the principal class of shares of which, or of a company of which it is a 75% subsidiary, or where the company is wholly-owned by two or more companies, of each of those companies, is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU Member State other than Ireland or on an approved stock exchange.

     In the case of a non-resident stockholder resident in an EU Member State or tax treaty country, the declaration must be accompanied by a current certificate of residence from the revenue authorities in the stockholder's country of residence. In the case of non-resident companies which are controlled by residents of an EU Member State other than Ireland or of a tax treaty country or whose shares are substantially and regularly traded on a stock exchange in an EU Member State other than Ireland or a tax treaty country, certain certification by their auditors is required. The declaration also contains an undertaking by the non resident and non ordinarily resident person that they will advise the relevant person accordingly if they cease to be non resident or non ordinary resident. No declarations are required where the stockholder is a 5% parent company in another EU Member State pursuant to the Parent/Subsidiary directive. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident where the company making the dividend is a 51% subsidiary of that other company.

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

     Except in certain circumstances, (a) a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not chargeable to Irish tax on the dividend, (b) where a withholding is made on a payment to a person neither resident nor ordinarily resident in Ireland it will satisfy a liability to Irish tax of such a corporate stockholder but such an individual may have a liability to the higher rate of income tax depending on their level of Irish income.

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

     Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax ("CAT") notwithstanding that the disponer (e.g., a donor) or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 2, 1988 or December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT. To the extent that Ordinary Shares or ADSs pass under a will or on intestacy, the Ordinary Shares or ADSs would be within the charge to this tax notwithstanding that the disponer or the successor is resident outside Ireland.

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

     Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (the Nasdaq National Market is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of an ADS. A transfer of Ordinary Shares (including transfers effected through CREST) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may attract a fixed duty of EUR 12.50.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADSs before January 1, 2009, will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends received with respect to the Ordinary Shares or ADSs will be qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC, or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC, or FIC for its 2004 taxable year.

     Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividends, the tax credit attaching to the dividend (as used herein the "Tax Credit"; see "--Irish Tax Considerations") will generally be treated as a foreign income tax eligible for credit against such U.S. Holder's United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividends payable by the Company to such U.S. Holder will constitute income from sources without the United States for foreign tax credit purposes, and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income."

     Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

     In executing its risk management strategy, Ryanair has traditionally entered into forward contracts for the purchase of aviation fuel, although it has no such contracts in place for the period after October 2004. It also uses foreign currency forward contracts intended to reduce its exposure to certain currencies, principally the U.S. dollar and U.K. pound sterling. It also enters into forward starting and regular interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new aircraft such as the Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair's economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair's policy not to enter into transactions involving financial derivatives for speculative purposes.

     The following paragraphs describe Ryanair's fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2004. The range of changes selected for this sensitivity analysis reflects Ryanair's view of changes which are reasonably possible over a one-year period.

                FUEL PRICE EXPOSURE AND HEDGING

     Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 22.5%, 22.3% and 21.2% of such expenses in fiscal years 2002, 2003 and 2004, respectively, after taking into account Ryanair's fuel hedging activities). Ryanair has historically engaged in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any excess of such fixed price over such market price. Starting from the end of 1995 through 2004, Ryanair generally sought to hedge its expected fuel requirements for the coming 12 to 18 months on a rolling basis. Although these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of aviation fuel. In addition, Ryanair currently has hedging contracts in place only through October 2004, and, given the recent significant increases in fuel prices, management does not intend to enter into new forward contracts to hedge its fuel price risk until prices return to more favorable levels. The unrealized gains on the outstanding forward agreements at March 31, 2002, March 31, 2003 and March 31, 2004, based on their fair values, amounted to EUR 5.9 million, EUR 3.3 million and EUR 16.7 million, respectively. Based on Ryanair's fuel consumption for the fiscal year ended March 31, 2004, a change of one U.S. cent in the average annual price per U.S. gallon of aviation fuel would have caused a change of approximately EUR 2 million in Ryanair's fuel costs. Ryanair expects its fuel costs to increase following expiry of the current hedging contracts in October 2004. See "Item 3. Key Information--Risk Factors--Risks Related to the Company--Changes in Fuel Costs and Fuel Availability Affect the Company's Results."

     Under Irish GAAP, the Company's fuel forward contracts are treated as hedges, and any unrealized gains or losses arising on those contracts are deferred and recognized as an offset to fuel expenses, when realized. Under U.S. GAAP, Ryanair accounts for its fuel forward contracts as cash flow hedges. In accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), these financial instruments are recorded at fair value as an offset to accumulated other comprehensive income, net of applicable income taxes and the amount of estimated hedge ineffectiveness, and are recorded as a component of fuel expenses when the underlying fuel being hedged is used. The Company has generally considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of fuel because the fuel forward contracts relate to the same quantity and time and location of delivery as the forecasted fuel purchase being hedged. Accordingly, the quantification of the change in expected cash flows of the forecasted fuel purchase is based on the fuel forward price, and in the fiscal year ended March 31, 2004, the Company recorded no material hedge ineffectiveness within earnings.

     In the fiscal year ended March 31, 2004, the Company recorded a positive fair value adjustment relating to fuel forward contracts of EUR 14.6 million, net of tax, within accumulated other comprehensive income. All of this gain is expected to impact on Ryanair's earnings in fiscal 2005. In the fiscal year ended March 31, 2003, the Company recorded a corresponding positive fair value adjustment of EUR 2.9 million, net of tax, within accumulated other comprehensive income.

                   FOREIGN CURRENCY EXPOSURE AND HEDGING

     In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The euro accounted for approximately 52% of Ryanair's total revenues in fiscal year 2004, as compared to approximately 45% in fiscal year 2003 and approximately 43% in fiscal year 2002, with the U.K. pound sterling accounting for most of the balance in each period. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues is denominated in U.S. dollars. Appreciation of the euro versus the U.S. dollar positively impacts Ryanair's operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro versus the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling at the time Ryanair enters into U.S. dollar-denominated purchases. In general, Ryanair does not hedge its operating surpluses and shortfalls in currencies other than the U.S. dollar and the U.K. pound sterling.

     Management seeks to manage Ryanair's exposure to changes in the value of the U.K. pound sterling by matching its sterling revenues against its U.K. pound sterling costs. Any unmatched U.K. pound sterling revenues are generally used to fund forward exchange contracts to hedge U.S. dollar currency exposure which arises in relation to Ryanair's fuel, maintenance, aviation insurance and capital expenditure costs, including the payments to Boeing on the Boeing 737-800s.

     As Ryanair's volume of traffic originating in the U.K. has increased, however, the volume of Ryanair's unmatched U.K. pound sterling revenues has also increased. Accordingly, in fiscal year 2003 and fiscal year 2004, the Company entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted fuel, maintenance and insurance costs. At March 31, 2004, the total unrealized loss relating to these contracts amounted to EUR 14.7 million, compared to a EUR 5.2 million unrealized loss at March 31, 2003.

     In the fiscal year ended March 31, 2003, the Company also entered into a series of U.K. pound sterling/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted U.K. pound sterling revenues. At March 31, 2003, the total unrealized loss relating to these contracts amounted to EUR 0.9 million. There were no such contracts at March 31, 2004.

     Under Irish GAAP, the Company's foreign currency forward contracts are treated as hedges and any unrealized gains or losses arising on those contracts are deferred and recognized as an offset to the related income or expense when realized. Under U.S. GAAP, the Company accounts for these contracts as cash flow hedges in accordance with SFAS 133, and the change in fair value of these contracts is recorded as an offset to accumulated other comprehensive income, net of applicable income taxes and the amount of estimated hedge ineffectiveness. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are always for the same quantity, currency and maturity date as the forecasted U.S. dollar-denominated expense or U.K. pound sterling-denominated revenue being hedged. Accordingly, the quantification of the change in expected cash flows of the forecasted U.S. dollar expense or U.K. pound sterling revenue is based on the forward contract price and in the fiscal year ended March 31, 2004, no material hedge ineffectiveness was recorded in earnings. In the fiscal year ended March 31, 2004, the Company recorded a negative fair value adjustment of EUR 12.9 million relating to its U.S. dollar forward contracts. These losses have been included within accumulated other comprehensive income and are all expected to impact on earnings in fiscal year 2005. In the fiscal year ended March 31, 2003, the Company recorded a negative fair value adjustment of EUR 4.6 million relating to its U.S. dollar forward contracts and a negative fair value adjustment of EUR
0.8 million relating to its U.K. pound sterling/euro forward contracts.

     During fiscal years 2004 and 2003, the Company also entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts which arise from fluctuations in the U.S. dollar/U.K. pound sterling and U.S. dollar/euro exchange rates. At March 31, 2004, the total unrealized losses relating to these contracts amounted to EUR 21.5 million, while at March 31, 2003, such unrealized losses amounted to EUR 3.8 million.

     Under U.S. GAAP, the Company accounts for these contracts as fair value hedges in accordance with SFAS 133, and accordingly, such financial instruments are recorded at fair value. Any gains or losses arising on these instruments are recorded currently in earnings while the related gain or loss on the underlying aircraft purchase commitment adjusts the carrying amount of aircraft purchase commitments and is also recognized currently in earnings. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments. Accordingly, the quantification of the change in the fair value of the aircraft purchase commitment is based on the foreign currency forward rate, and in the fiscal year ended March 31, 2004, no material hedge ineffectiveness was recorded in earnings.

     Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair's foreign currency contracts outstanding at March 31, 2004 would decrease by EUR 22.4 million, all of which would ultimately impact earnings when such contracts mature.

                INTEREST RATE EXPOSURE AND HEDGING

     The Company's purchase of 41 of the Boeing 737-800 aircraft delivered to date has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. At March 31, 2004, Private Export Funding Corporation ("PEFCO"), acting through ABN AMRO Bank N.V. as Loan Agent, ABN AMRO Bank N.V. ("ABN"), The Royal Bank of Scotland ("RBS") and BNP Paribas ("BNP") had provided financing under these ExIm-guaranteed loan facilities for twenty-three, five, eight and five aircraft respectively. Lloyds TSB provided financing under such a facility for an additional six aircraft delivered between July 2004 and September 2004. Each of the loans under the facilities is on substantially similar terms, having a maturity of twelve years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm. The initial loans under the PEFCO facility are denominated in dollars and bear interest at a floating rate linked to U.S. dollar LIBOR, while subsequent loans under that facility, as well as all of those under the ABN, RBS, BNP and Lloyds TSB facilities, are denominated in euro and bear interest at floating rates linked to EURIBOR.

     Through the use of cross currency swaps, Ryanair has effectively converted its dollar-denominated debt under the ABN facility into euro-denominated debt. Additionally, using interest rate swaps, Ryanair has effectively converted almost all of its floating rate debt under each of the facilities into fixed rate debt. Loans for approximately 4% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by placing a similar amount of cash on deposit at floating rates. The net result is that Ryanair has effectively drawn down fixed rate euro-denominated debt with a maturity of twelve years in respect of more than 96% of the financing cost of 41 of the 57 Boeing 737-800 aircraft delivered to date and is fully hedged in respect of this debt. At March 31, 2004, the Company had outstanding cumulative borrowings under the PEFCO, RBS and BNP facilities of EUR 945.0 million with a weighted average interest rate of 5.46%. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures" for a tabular summary of the "Effective Borrowing Profile of Aircraft-Related Debt" illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2004. At March 31, 2004, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of EUR 50.9 million. See Note 19 to the Consolidated Financial Statements include in Item 18 for additional information. If Ryanair had not entered into such swap agreements, a plus or minus one-percentage point movement in interest rates would impact the unrealized fair market value of this liability by approximately EUR 23.0 million. The earnings and cash flow impact of any such change would be approximately plus or minus EUR 9 million per year, holding other variables constant.

     In fiscal year 2004, the Company financed 10 Boeing 737-800 aircraft delivered between December 2003 and March 2004 under a sale and leaseback structure with RBS Aviation Capital (RBS Aviation) pursuant to which RBS Aviation purchased the aircraft from Ryanair and leased than back to Ryanair pursuant to operating leases. As a result, Ryanair operates, but does not own, these aircraft, and it has no right or obligation to acquire these aircraft at the end of the lease term. The RBS Aviation leases are denominated in euro and have floating rentals that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rental payments due under these leases into fixed rate payments. At March 31, 2004, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of EUR 39.5 million.

     In connection with its expected financing of additional Boeing 737-800 aircraft to be delivered under the 2002 Boeing Contract and the 2003 supplemental agreement after March 31, 2004, Ryanair has entered into a series of forward-starting 12-year interest rate swaps. These swaps have the effect of capping the effective interest rate in euro terms on an estimated notional value of EUR 412.7 million in borrowings commencing between October 2004 and March 2005 and terminating between October 2016 and March 2017 (with the starting dates corresponding to the scheduled delivery dates for the aircraft) at interest rates from 5.70% to 5.73%. At March 31, 2004, the fair value of the forward starting interest rate swap agreements relating to forecasted debt drawdowns on a mark-to-market basis was represented by a loss of EUR 44.9 million.

     Under Irish GAAP, the Company's interest rate swaps and forward starting interest rate swaps are accounted for as hedges and any unrealized gains or losses on those swaps are deferred and recognized as an offset to these related financing charges once the debt is drawn down. Under U.S. GAAP, the Company accounts for its swaps as cash flow hedges in accordance with SFAS 133. These financial instruments are, accordingly, recorded at fair value with an offset to accumulated other comprehensive income, net of applicable income taxes and the estimated amount of hedge ineffectiveness, and are deferred and recorded in earnings on the same basis as the underlying interest expense once the debt is drawn-down, shown as an offset to interest expense.

     The Company considers these hedges to be highly effective in offsetting variability in future cash flows arising from the fluctuation of interest rates associated with forecasted drawdowns of debt and operating lease payments, because the notional amounts of debt, and operating leases and the interest rate swaps match, the formula for computing net settlements under the swaps are uniform, the repricing dates match and both the swap and the forecast debt draw-downs are based on the same index. Additionally, the other conditions set out in SFAS 133 for highly effective interest rate hedges have, in the opinion of the Company, been met. Accordingly, the quantification of the change in expected cash flows of the loan and lease drawdowns is based on the interest swap rate, and in fiscal year 2004, no material hedge ineffectiveness has been recorded in earnings. In the fiscal year ended March 31, 2004, the Company recorded a negative fair value adjustment of EUR 118.4 million relating to these arrangements, which was included within accumulated other comprehensive income. This loss will be realized within earnings over the period from the expected drawdown of the related financing as an offset to the related interest expense.

     Assuming that Ryanair had fully drawn down all of this debt on March 31, 2004, but that it had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately EUR 26 million. The earnings and cash flow impact of any such change in interest rates would have been approximately plus or minus EUR 4 million per year.

Item 12.  Description of Securities Other than Equity Securities

         Not applicable.

                                   PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15.  Controls and Procedures

     As of March 31, 2004, the Company carried out an evaluation under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Ryanair file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in the Company's internal control over financial reporting during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.         Audit Committee Financial Expert

     Our board of directors has determined that Emmanuel Faber qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

Item 16B.         Code of Ethics

     The Company has adopted a broad Code of Conduct applicable to all of its employees. As part of this Code of Conduct, the Company adopted a specific code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that is applicable to the Company's chief executive officer, chief financial officer, chief accounting officer and controller, as well as to its general counsel, and persons performing similar functions to any of the foregoing. The Company will provide a copy of this code of ethics to any person free of charge, upon request to the company secretary at Ryanair Corporate Headquarters, Dublin Airport, Co. Dublin, Ireland. If the Company amends the provisions of this code of ethics that apply to its chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

Item 16C.         Principal Accountant Fees and Services

         Audit and Non-Audit Fees

     The following table sets forth the fees billed to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2003 and 2004:


                                                                                           Year ended December 31,
                                                                                             2004           2003
                                                                                           EUR'000         EUR'000

Audit fees........................................................................            169           180
Audit-related fees................................................................             17            14
Tax fees..........................................................................            167           213
Other fees........................................................................              -             2
       Total fees.................................................................            353           409


     Audit fees in the above table are the aggregate fees billed by KPMG in connection with the audit of the Company's annual financial statements as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

     Audit-related fees in the above table are the aggregate fees billed by KPMG for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit audit plans, and special procedures required to meet certain regulatory requirements.

     Tax fees include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, including tax analysis, supporting other tax related regulatory requirements, and tax compliance reporting.

     Other fees are those associated with services not captured in the other categories.

         Audit Committee Pre-Approval Policies and Procedures

     The  audit  committee   expressly  approves  any  engagement  of  Ryanair's
independent auditors for all audit and non-audit services provided to the Company.


                                      PART III

Item 17.  Financial Statements

         Not applicable.

Item 18.  Financial Statements

                                      RYANAIR HOLDINGS PLC
                                    INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page

Independent Auditors' Report...............................................................           F-2
Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2003 and March 31, 2004...           F-3
Consolidated Profit and Loss Accounts of Ryanair Holdings plc for the Years ended March 31,
 2002, March 31, 2003 and March 31, 2004...................................................           F-4
Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years Ended March 31,
 2002, March 31, 2003 and March 31, 2004...................................................           F-5
Consolidated Statements of Changes in Shareholders' Funds-Equity of Ryanair Holdings plc
 for the Years ended March 31, 2002, March 31, 2003 and March 31, 2004.....................           F-6
Notes to Consolidated Financial Statements.................................................           F-7


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

    12.1 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Ryanair Holdings PLC

     We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (Ryanair Holdings plc) as of March 31, 2003 and 2004 and the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statements of changes in shareholders' funds-equity for each of the years in the three year period ended March 31, 2004. These consolidated financial statements are the responsibility of Ryanair Holdings plc's management. Our responsibility is to express an opinion on each of these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Ireland and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc at March 31, 2003 and 2004 and the results of their operations and cash flows for each of the years in the three year period ended March 31, 2004 in conformity with generally accepted accounting principles in Ireland.

     Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.



KPMG
Chartered Accountants
Dublin, Ireland
August 13, 2004


                                          Consolidated Balance Sheets

                                                                                      At March 31,    At March 31,
                                                                                          2003            2004
                                                                           Note          EUR 000         EUR 000

Current assets
   Cash and liquid resources.........................................         2        1,060,218        1,257,350
   Accounts receivable...............................................         3           14,970           14,932
   Other assets .....................................................         4           16,370           19,251
   Inventories ......................................................         5           22,788           26,440
Total current assets.................................................                  1,114,346        1,317,973
Fixed assets
   Tangible assets...................................................         6        1,352,361        1,576,526
   Intangible assets.................................................         7                -           44,499
Total assets.........................................................                  2,466,707        2,938,998
Current liabilities
   Accounts payable..................................................         8           61,604           67,936
   Accrued expenses and other liabilities............................         9          251,328          338,208
   Current maturities of long term debt..............................        10           63,291           80,337
   Short term borrowings.............................................        11            1,316              345
Total current liabilities............................................                    377,539          486,826
Other liabilities
   Provisions for liabilities and charges............................        12           67,833           94,192
   Accounts payable due after one year...............................         8            5,673           30,047
   Long term debt....................................................        10          773,934          872,645
                                                                                         847,440          996,884
Shareholders' funds-equity
   Called-up share capital...........................................        13            9,588            9,643
   Share premium account.............................................        13          553,512          560,406
   Profit and loss account...........................................                    678,628          885,239
Shareholders' funds-equity...........................................                  1,241,728        1,455,288
Total liabilities and shareholders' funds............................                  2,466,707        2,938,998


The accompanying notes are an integral part of the financial information.


                                     Consolidated Profit and Loss Accounts

                                                                       Year ended                   Year ended
                                                                        March 31,     Year ended     March 31,
                                                                          2002      March 31, 2003        2004
                                                                Note      EUR 000           EUR 000       EUR 000

Operating Revenues
   Scheduled revenues.........................................              550,991        731,951       924,566
   Ancillary revenues.........................................               73,059        110,557       149,658
Total operating revenues-continuing operations................    19        624,050        842,508     1,074,224
Operating expenses
   Staff costs................................................    20       (78,240)       (93,073)     (123,624)
   Depreciation and amortization..............................     6       (59,010)       (76,865)     (101,391)
   Other operating expenses...................................    21      (323,867)      (409,096)     (597,922)
Total operating expenses excluding goodwill...................            (461,117)      (579,034)     (822,937)
   Operating profit-continuing operations before amortization
      of goodwill.............................................    22        162,933        263,474       251,287
   Amortization of goodwill...................................                    -              -       (2,342)
Operating profit - continuing operations after amortization
      of goodwill.............................................              162,933        263,474       248,945

Other income/(expenses)
   Interest receivable and similar income.....................               27,548         31,363        23,891
   Interest payable and similar charges.......................    23       (19,609)       (30,886)      (47,564)
   Foreign exchange gains.....................................                  975            628         3,217
   Gain / (loss) on disposal of fixed assets..................                  527           (29)           (9)
Total other income/(expenses).................................                9,441          1,076      (20,465)
Profit on ordinary activities before tax......................              172,374        264,550       228,480
   Tax on profit on ordinary activities.......................    24       (21,999)       (25,152)      (21,869)
Profit for the financial year.................................              150,375        239,398       206,611

   Basic earnings per ordinary share euro
      cent....................................................    26          20.64          31.71         27.28
   Diluted earnings per ordinary share euro
      cent....................................................    26          20.32          31.24         27.00
   Number of ordinary shares .................................    26    728,726,484    755,055,374   757,446,873
   Number of diluted shares...................................          739,960,901    766,278,569   765,131,091


The accompanying notes are an integral part of the financial information.



                                       Consolidated Cash Flow Statements

                                                                  Year ended       Year ended       Year ended
                                                                March 31, 2002   March 31, 2003   March 31, 2004
                                                         Note         EUR 000            EUR 000         EUR 000

Net cash inflow from operating activities............    28(a)          309,109          351,003          462,062
Returns on investments and servicing of finance
   Interest received..................................                   30,193           30,171           26,292
   Interest paid......................................                 (19,830)         (29,563)         (46,605)
   Interest paid on finance leases....................                      (3)                -                -
Net cash inflow / (outflow) from returns on
      investments and servicing of finance...........                    10,360              608         (20,313)
Taxation
   Corporation tax paid...............................                  (5,071)          (3,410)          (2,056)
Capital expenditure and financial investment
   Purchase of tangible fixed assets..................                (372,587)        (469,878)        (331,603)
   Sales of financial and tangible fixed assets.......                      563               31                4
Net cash (outflow) from capital expenditure and
      financial investment...........................                 (372,024)        (469,847)        (331,599)
Acquisitions
   Purchase consideration.............................                                                   (20,795)
   Onerous lease payments.............................                        -                -         (11,901)
Net cash (outflow) from acquisition of subsidiary
      undertakings...................................                         -                -         (32,696)
Financing and management of liquid resources
   Loans raised.......................................                  175,746          331,502          187,035
   Debt repaid........................................                 (27,886)         (44,779)         (71,278)
   Issue of share capital.............................                  188,331               56            6,948
   Share issue costs..................................                  (6,330)                -                -
   Capital element of finance leases..................                    (107)              (1)                -
Financing............................................                   329,754          286,778          122,705
   (Increase) in liquid resources.....................   28(c)        (251,241)        (166,329)        (249,220)
Net cash inflow / (outflow) from financing and
      management of liquid resources.................                    78,513          120,449        (126,515)
Increase/(decrease) in cash..........................    28(e)           20,887          (1,197)         (51,117)


The accompanying notes are an integral part of the financial information.


                       Consolidated Statements of Changes in Shareholders' Funds-Equity



                                                                             Share      Profit and
                                                              Ordinary      premium        loss
                                                               shares       account       account       Total
                                                                EUR 000      EUR 000     EUR 000        EUR 000

Balance at March 31, 2001...............................           9,194       371,849      288,855       669,898
   Issue of ordinary equity shares (net of issue costs)...           393       181,608            -       182,001
   Profit for the financial year..........................             -             -      150,375       150,375

Balance at March 31, 2002...............................           9,587       553,457      439,230     1,002,274
   Issue of ordinary equity shares (net of issue costs)...             1            55            -            56
   Profit for the financial year..........................             -             -      239,398       239,398

Balance at March 31, 2003...............................           9,588       553,512      678,628     1,241,728
   Issue of ordinary equity shares (net of issue costs)...            55         6,894            -         6,949
   Profit for the financial year..........................             -             -      206,611       206,611

Balance at March 31, 2004...............................           9,643       560,406      885,239     1,455,288


     Details of movements in the number of shares and in the share premium account are set out in Note 13.

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

1b    Significant accounting policies

     The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements. These financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Ireland under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland. Where possible, however, financial information has been presented in accordance with the presentation and terminology of United States (U.S.) GAAP except where such presentation is not consistent with Irish GAAP. A summary of the differences between Irish GAAP and U.S. GAAP as applicable to the Group is set out in Note 31.

      Basis of preparation

      Use of estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles in Ireland and the UK requires the use of management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

      The consolidated financial statements are prepared in euro.

      Basis of consolidation

     The Group's consolidated financial statements comprise the consolidated balance sheets of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2003 and 2004 and the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statements of changes in shareholders' funds equity for each of the years in the three year period ended March 31, 2004.

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

     A separate profit and loss account for the Company is not presented, as provided by Section 3 (2) of the Companies (Amendment) Act 1986. The retained profit for the year attributable to the Company was EUR Nil (2003: EUR Nil, 2002: EUR Nil).

      Goodwill

     With effect from April 1, 1998, purchased goodwill, being the excess of the consideration over the fair value of net assets acquired at the date of acquisition, is capitalized and amortized over its estimated useful economic life, currently considered to approximate to 20 years. Purchased goodwill arising prior to that date was written off immediately against reserves and was not reinstated on implementation of Financial Reporting Standard 10 - Goodwill and Intangible Assets (FRS 10) as permitted by that standard.

      Revenues

     Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognized in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and is included in accrued expenses and other liabilities and released to the profit and loss account as passengers fly. Unused tickets are recognized as revenue on a systematic basis. Miscellaneous fees charged for any changes to flight tickets are recognized in revenue immediately.

     Ancillary revenues are recognized in the profit and loss account in the period the ancillary services are provided.

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



     Aircraft are depreciated on a straight line basis over their estimated useful lives to estimated residual values. The current estimates of useful lives and residual values are:


                              Number of Aircraft
         Aircraft Type        at March 31, 2004                 Useful Life                 Residual Value
                                      15             20 years from date of manufacture   EUR 500,000
        Boeing 737-200's              6              20 years from date of manufacture   EUR 250,000
        Boeing 737-800's              41             23 years from date of manufacture   15% of original cost


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

     Advance and option payments made in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and separately disclosed. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date.

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

     Expenditure arising under operating leases is charged to the profit and loss account as incurred. The group also enters into sale and leaseback transactions whereby it sells the rights to acquire an aircraft to a third party and subsequently leases the aircraft back, by way of operating lease. Any profit or loss on the disposal is spread over the lease term. The profit or loss amount deferred is included within other creditors and analyzed into its components of greater or less than one year.

      Aircraft maintenance costs

     The accounting for the cost of providing major airframe and certain engine maintenance checks is described in the accounting policy for tangible fixed assets and depreciation.

     With respect to the group's operating lease agreements, where the group has a commitment to maintain the aircraft, provision is made during the lease term for the obligation based on estimated future costs of major airframe and certain engine maintenance checks by making appropriate charges to the profit and loss account calculated by reference to the number of hours or cycles operated during the year.

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

      Operating profit before amortization of goodwill

     Operating profit is presented before the charge for goodwill amortization because management believes this presentation is helpful to investors as goodwill amortization is considered to be a non-operational item. This presentation may also facilitate comparison with other companies' financial statements and management believes that this measure is used by investors in their assessment of the underlying performance of the company.

2     Cash and liquid resources

     Cash and liquid resources, net of overdrafts of EUR 0.3m (2003: EUR 1.3m) amounted to EUR 1,257.0m (2003: EUR 1,058.9m). This includes EUR 200.0m (2003:
EUR 120.9m) held on deposit as collateral for certain derivative financial instruments and debt financing arrangements entered into by the group.

3     Accounts receivable



                                                                                   At March 31,    At March 31,
                                                                                       2003              2004
                                                                                      EUR 000          EUR 000

      Trade receivables......................................................          15,316           15,284
      Provision for doubtful debts...........................................           (346)            (352)
                                                                                       14,970           14,932


      All amounts fall due within one year.

      The movement in the provision for bad debts is as follows:


                                                       Balance at      Additions
                                                       beginning       charged to                      Balance at
                                                        of year         expenses       Deductions     end of year
                                                         EUR 000         EUR 000         EUR 000         EUR 000

      Year ended March 31, 2003...............             359               -            (13)             346
      Year ended March 31, 2004...............             346               6               -             352


4     Other assets


                                                                                              At March 31,
                                                                                         2003            2004
                                                                                        EUR 000         EUR 000

      Prepayments.............................................................           5,679          11,674
      Interest Receivable.....................................................           7,013           4,611
      Value Added Tax recoverable.............................................           3,678           2,966
                                                                                        16,370          19,251


      All amounts fall due within one year.


5     Inventories


                                                                                             At March 31,
                                                                                         2003            2004
                                                                                       EUR 000         EUR 000

      Aircraft spares ........................................................          21,596          24,669
      Duty free and other inventories.........................................           1,192           1,771
                                                                                        22,788          26,440


     There  are  no  material   differences  between  the  replacement  cost  of
inventories and the balance sheet amounts.

6     Tangible fixed assets


                                                        Hangar         Plant     Fixtures
                                                           &            &           &        Motor
                                            Aircraft   Buildings    Equipment    Fittings   Vehicles    Total
                                             EUR 000    EUR 000      EUR 000     EUR 000    EUR 000    EUR 000

      (i)  Year ended March 31, 2003
      Cost
         At March 31, 2002..................1,163,694      6,558        2,727      7,541       986   1,181,506
         Additions............................474,757        156          663      1,559       345     477,480
         Disposals.............................. (42)       (13)            -          -     (635)       (690)
         At March 31, 2003..................1,638,409      6,701        3,390      9,100       696   1,658,296
      Depreciation
         At March 31, 2002....................219,852      1,641        1,751      5,511       945     229,700
         Charge for year.......................74,683        404          436      1,182       160      76,865
         Disposals.............................. (42)        (4)            -          -     (584)       (630)
         At March 31, 2003....................294,493      2,041        2,187      6,693       521     305,935
      Net book value
         At March 31, 2003..................1,343,916      4,660        1,203      2,407       175   1,352,361



                                                        Hangar         Plant     Fixtures
                                                           &            &           &        Motor
                                            Aircraft   Buildings    Equipment    Fittings   Vehicles    Total
                                             EUR 000    EUR 000      EUR 000      EUR 000    EUR 000    EUR 000

         (ii)  Year ended March 31, 2004
      Cost
         At March 31, 2003..................1,638,409      6,701        3,390      9,100       696   1,658,296
         Additions............................317,664      6,380          858        618        49     325,569
         Disposals..............................    -          -          (1)          -     (279)       (280)
         At March 31, 2004..................1,956,073     13,081        4,247      9,718       466   1,983,585
      Depreciation
         At March 31, 2003....................294,493      2,041        2,187      6,693       521     305,935
         Charge for year.......................98,945        508          682      1,135       121     101,391
         Disposals..............................    -          -          (1)          -     (266)       (267)
         At March 31, 2004....................393,438      2,549        2,868      7,828       376     407,059
      Net book value
         At March 31, 2004..................1,562,635     10,532        1,379      1,890        90   1,576,526


     At March 31, 2004, aircraft with a net book value of EUR 1,204,431,888 (March 31, 2003, EUR 1,002,841,729) were mortgaged to lenders as security for loans. Under the security arrangements for the Group's new 737-800 aircraft, the Group does not hold legal title to those aircraft while related loan amounts remain outstanding.

     At March 31, 2004, the net book value of fixed assets held under finance leases was EUR nil (March 31, 2003, EUR nil). Depreciation on these assets for the years ended March 31, 2004 and March 31, 2003 amounted to EUR nil and EUR 164,590 respectively.

     At March 31, 2004, the cost and net book value of aircraft included EUR 327,029,831 in respect of advance payments on aircraft (March 31, 2003: EUR 259,358,902). This amount is not depreciated. The cost and net book value also includes capitalized aircraft maintenance and aircraft similators.

     At March 31, 2004 fixed asset additions of EUR 325,567,390 (March 31, 2003:
EUR 477,480,249) was comprised of assets paid for of EUR 325,567,390 (March 31, 2003: EUR 469,878,312) and the balance represented unpaid additions.

     The depreciation charge for the year includes an exceptional charge of EUR 3.3m which relates to aircraft which were retired early as a result of scratch marks that occurred during an aircraft painting programme.

7     Intangible assets



7(a)  Intangible fixed assets

      Group
                                                                                               Purchased Goodwill
                                                                                                       EUR 000

      Cost
         At beginning of year.......................................................                         -
         Acquisitions in year.......................................................                    46,841
         At end of year.............................................................                    46,841
      Amortization
         At beginning of year.......................................................                         -
         Amortization in year.......................................................                     2,342
         At end of year.............................................................                     2,342
      Net Book Value
         At March 31, 2004..........................................................                    44,499
         At March 31, 2003..........................................................                         -


7(b)  Acquisition of subsidiary undertakings

     On April 10, 2003 the group acquired certain assets of KLM UK Limited from KLM Royal Dutch Airlines (known as the "Buzz" acquisition). This has been accounted for using the acquisition method of accounting. The assets acquired and consideration paid were as follows:


      Group
                                                                        Book value
                                                                        at date of      Fair value    Purchased
                                                                        acquisition    adjustments     Goodwill
                                                                           EUR 000        EUR 000       EUR 000


         Provisions for onerous lease contracts.....................            -         (26,046)     (26,046)
         Goodwill arising on acquisition............................                                    46,841
         Purchase consideration.....................................                                    20,795

      Satisfied by:
         Cash Consideration.........................................                                    20,795
         Total cost of acquisition..................................                                    20,795


In addition in the period to March 31, 2004 Ryanair had paid EUR 11.9m in respect of the onerous lease provision set out above.

The acquisition of certain assets from KLM UK Limited principally comprised:

     - Aircraft operating leases of six Boeing 737-300's and four BAE 146-200's. Because the fixed cost of these leases was substantially above market value at the date of acquisition, the group has provided for the onerous element of these leases.

     -   Transfer of 110 Buzz employees to Buzz Stansted Limited; and

     -   Transfer of certain landing and take-off slots at Stansted Airport.

7(c)  Re-organization costs relating to acquisition

     Buzz Stansted Limited, the new operating company, was closed from April 11, 2003 to May 1, 2003, to allow the group to re-organize the assets acquired and integrate them into its existing operations. The costs incurred relating to this reorganization amounted to EUR 3.0 m (EUR 2.7 m net of tax); (see note 21).

8     Accounts payable

Accounts payable: represents trade creditors payable within one year.

Accounts payable falling due after one year: consists of long term minimum obligations arising from an engine maintenance contract and deferred gains arising from the sale and leaseback of aircraft. During the year, Ryanair entered into a sale and leaseback arrangement for 10 new Boeing 737-800 aircraft. The aircraft are operated under a seven year lease arrangement and Ryanair does not have the right or obligation to acquire the aircraft at the end of seven years.


9     Accrued expenses and other liabilities

                                                                                            At March 31,
                                                                                        2003             2004
                                                                                      EUR 000           EUR 000
      Current:
         Accruals...................................................................    48,196          70,915
         Taxation...................................................................    58,907          76,122
         Unearned revenue...........................................................   144,225         191,171
                                                                                       251,328         338,208




      Taxation above comprises:

                                                                                             At March 31,
                                                                                        2003              2004
                                                                                      EUR 000            EUR 000
         PAYE (payroll taxes).......................................................    3,370            3,482
         Corporation tax............................................................    9,789            9,764
         Other tax (including air passenger duty)...................................   45,748           62,876
                                                                                       58,907           76,122



10    Maturity analysis of long term debt

                                                                                            At March 31,
                                                                                        2003             2004
                                                                                      EUR 000           EUR 000
         Due within one year:
         Secured debt...............................................................   63,291           80,337
         Obligations under finance leases...........................................        -                -
                                                                                       63,291           80,337
         Due between one and two years:
         Secured debt ..............................................................   66,480           84,209
         Obligations under finance leases...........................................        -                -

         Due between two and five years:
         Secured debt ..............................................................  220,869          276,715

         Due after 5 years:
         Secured debt...............................................................  486,585          511,721
                                                                                      773,934          872,645
                                                                                      837,225          952,982

     Notes on long term debt other than finance leases


     (i) Aircraft Facility

     At March 31, 2003 and March 31, 2004, the Group had borrowings equivalent to EUR 828,233,318 and EUR 944,989,060, from various financial institutions provided on the basis of guarantees issued by the Export-Import Bank of the United States to finance the acquisition of forty one Boeing 737-800 "next generation" aircraft. The guarantees are secured with a first fixed mortgage on the delivered aircraft. At March 31, 2004 the group had taken delivery of 41 of these aircraft. The remaining balance of long term debt relates to debt drawn down to fund the acquisition of an aircraft simulator. Details of the interest rates and terms of such debt are set out in Note 15.

     (ii) CAE Financing

     At March 31, 2003 and March 31, 2004, the Group had other borrowings of EUR 8,991,678 and EUR 7,992,603. This loan has been provided by Export Development Canada, a Canadian government agency, to finance the acquisition of an aircraft simulator. The loan was originally drawn down in February 2002. A Canadian governmental guarantee for the financing is secured with a mortgage on the delivered aircraft simulator.


     (iii) Maturity analysis of long term debt other than finance leases

     The following table sets out the maturities of the loans described above, analyzed by year of repayment:


                                                                                                    At March 31,
      Years ending March 31,                                                                             2004
                                                                                                       EUR 000

      2005                                                                                              80,337
      2006                                                                                              84,209
      2007                                                                                              88,076
      2008                                                                                              92,162
      2009-2016                                                                                        608,198
                                                                                                       952,982


     (v)    Analysis    of    changes    in    borrowings    during   the   year


                                                                                 Total Fiscal      Total Fiscal
                                                                    Bank Loans         2004              2003
                                                                      EUR 000        EUR 000           EUR 000
         Opening balance at start of year.............................837,225         837,225          550,502
         Loans raised to finance aircraft/simulator purchases.........187,035         187,035          331,502
         Repayments of amounts borrowed..............................(71,278)        (71,278)         (44,779)
      Closing balance at end of year.........................         952,982         952,982          837,225


11    Short term borrowings

                                                                                            At March 31,
                                                                                        2003              2004
                                                                                      EUR 000           EUR 000

      Bank overdrafts (represented by unpresented cheques)..............................1,316              345



12    Provisions for liabilities and charges

                                                                                              At March 31,
                                                                                         2003             2004
                                                                                       EUR 000          EUR 000
      Provision for aircraft maintenance:
         At beginning of year.......................................................        -                -
         Charge for the year........................................................        -            6,522
         At end of year.............................................................        -            6,522

      Deferred taxation: (see Note 24)
         At beginning of year.......................................................   49,317           67,833
         Charge for the year........................................................   18,516           19,837
         At end of year.............................................................   67,833           87,670
      Total provision at end of year................................................   67,833           94,192



13    Share capital and share premium account


      (a)  Share Capital


                                                                                             At March 31,
                                                                                        2003             2004
                                                                                       EUR 000          EUR 000
      Authorized:
         840,000,000 ordinary equity shares of 1.27 euro cent each..................   10,668           10,668

      Allotted, called up and fully paid:
         755,130,716 ordinary equity shares of 1.27 euro cent each at
         March 31, 2003 and 759,217,140 ordinary equity shares of 1.27 euro
         cent each at March 31, 2004................................................    9,588             9,643


     During the year ended March 31, 2003, 100,000 ordinary shares were issued upon the exercise of options.

     (b) Share premium account


                                                                                                      EUR 000
      Balance at March 31, 2003...............................................                         553,512
      Share premium arising from the exercise of 4,140,424 options............                           6,894
      Balance at March 31, 2004...............................................                         560,406



      (c)  Share options and share purchase arrangements

     On May 21, 1997 the Group granted seven senior managers options over ordinary shares with an equivalent value of IR POUND 200,000 (EUR 253,948) each at the Initial Public Offering (the "IPO") strike price of IR POUND 1.95 (EUR 2.48) less a discount of 10%, resulting in the issue of 717,948 options
(equivalent to 2,871,792 after the stock splits in both December 2001 and February 2000). At March 31, 2004, the equivalent of 2,861,716 of these options have been exercised. The balance of these options have been exercised since the year end.
                                      F-15

     In addition, the Group adopted a stock option plan (the "Stock Option Plan") following shareholder approval in 1998. Under the Stock Option Plan, current or future employees or executive directors of the Company may be granted options to purchase an aggregate of up to approximately 5% (when aggregated with other ordinary shares over which options are granted which have not been exercised) of the outstanding ordinary shares of Ryanair at an exercise price equal to the market price of the ordinary shares at the time the options are granted. Options were granted each year between fiscal 1998 and fiscal 2003. The terms of the Stock Option Plan, and the number of ordinary shares subject to options granted under the Stock Option Plan, may be changed from time to time. During 2003 the company implemented a new staff share option scheme which has been approved by the revenue authorities in the UK and Ireland. There were 2,280,177 options granted under the scheme, which under the plan rules will become exercisable in 2009. At March 31, 2004, 24,206,538 options in aggregate had been issued under these plans. Under plan rules 10,799,401 options issued under the 1998 plan became exercisable in June 2003. The options outstanding under the various stock option plans are set out below:




                                                                                                       Weighted
                                                                                                        Average
                                                                                  Share Options     Exercise Price
      Outstanding at March 31, 2002..........................................      20,936,631            EUR 3.09
      Exercised..............................................................       (100,000)            EUR 0.56
      Granted................................................................       5,763,407            EUR 5.65
      Expired................................................................       (146,183)            EUR 5.00
      Outstanding at March 31, 2003..........................................      26,453,855            EUR 3.62
      Exercised..............................................................     (4,140,424)            EUR 1.68
      Granted................................................................       2,280,177            EUR 5.71
      Expired................................................................       (387,070)            EUR 5.00
      Outstanding at March 31, 2004..........................................      24,206,538            EUR 4.13


     The mid-market price of Ryanair Holdings plc's ordinary shares on the Irish Stock Exchange at March 31, 2004 was EUR 4.58. The highest and lowest prices at which the shares traded on the Irish Stock Exchange in the year ended March 31, 2004 were EUR 7.59 and EUR 4.27, respectively.


14    Financial instruments

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

     Notes 15 to 17 below give details as to the Group's financial instruments held, in accordance with the requirements of Financial Reporting Standard No. 13 "Derivatives and Other Financial Instruments: Disclosures" (the "Standard"). As permitted by this Standard, short term debtors and creditors have been excluded from all numerical disclosures shown in notes 15 to 17.

15    Interest rate risk

Financial liabilities

     The net interest rate risk profile of Ryanair's financial liabilities at March 31, 2003 and 2004 was as follows:


                                                              At March 31, 2003              At March 31, 2004
                                                           Fixed     Floating    Total     Fixed   Floating   Total
                                                         EUR 000     EUR 000   EUR 000   EUR 000   EUR 000   EUR 000
      Short-term borrowings.........................           -       1,316     1,316         -       345       345
      Current maturities of long-term debt..........      63,291           -    63,291    77,578     2,759    80,337
      Non-current maturities of long term debt......     773,934           -   773,934   839,819    32,826   872,645
                                                         837,225       1,316   838,541   917,397    35,930   953,327


     Average interest rates applicable to fixed financial liabilities shown above are as follows:

                                                Weighted    Weighted            Weighted   Weighted
                                                 average    average   Total at   average    average   Total at
                                                  years     interest  March 31,   years     interest  March 31,
                                                remaining     rate      2003    remaining     rate      2004
                                                                      EUR 000                         EUR 000
      Fixed euro denominated long term debt.         9.7      5.28%   828,233       10.3      5.59%   909,404
      Other euro debt.......................         9.0      5.81%     8,992        7.8      5.81%     7,993
                                                                      837,225                         917,397

     All long term euro fixed debt shown above matures between 2011 and 2016 (at March 31, 2003: 2011 and 2015) and attracts a range of fixed interest rates of between 4.93% and 5.97% (at March 31, 2003: 4.93% and 5.60%).

     Floating interest rates on financial liabilities are generally referenced to inter-bank interest rates (principally Euribor).

Financial assets

     The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2004 all of the Group's cash and liquid resources had a maturity of one year or less and attracted a weighted average rate of interest of 2.11% (2003: 2.79%).

     Interest rates on financial assets are generally based on the appropriate Libor, Euribor and Euribor-based bank offered rates.

Interest rate related derivative arrangements

     The group's objective is to reduce interest rate risk through a combination of financial instruments which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In line with this strategy, the group has entered into a series of interest rate swaps whereby it has effectively converted almost all of its floating rate debt under each of its long term debt facilities into fixed rate debt. Loans for approximately 4% of long term debt are not covered by such swaps and have therefore remained at floating rates linked to Euribor. The interest rate exposure from these loans is hedged by a similar amount of cash on deposit at floating rates. Interest rate swaps have also been used to convert floating rate rentals on various aircraft operating leases into fixed rate rentals.

     The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of the group's debt.


                                                        At March 31, 2003              At March 31, 2004
                                                    Fixed    Floating    Total     Fixed    Floating    Total
                                                    EUR 000    EUR 000  EUR 000   EUR 000    EUR 000    EUR 000
      Short-term borrowings.....................         -      1,316     1,316         -        345       345
      Long term debt............................   581,447    246,786   828,233   536,718    408,271   944,989
      Other debt................................     8,992          -     8,992     7,993          -     7,993
      Borrowing profile before swap transactions   590,439    248,102   838,541   544,711    408,616   953,327
      Interest rate swaps.......................   246,786  (246,786)         -   372,686  (372,686)         -
      Borrowing profile after swap transactions.   837,225      1,316   838,541   917,397     35,930   953,327


     The profile of the group's interest rate swaps for existing debt and operating lease commitments are as follows:


                                                   Notional         Debt             Debt       Interest Rate
                                                    Amount      Commencement     Termination       Payable
                                                   EUR 000         Dates            Dates
      2004 - interest rate swaps.................   710,972     2002 - 2004      2010 - 2016     5.37 - 5.97%
      2003 - interest rate swaps.................   246,786     2002 - 2003      2014 - 2015     5.37 - 5.91%

     In addition to the above, the group has entered into a series of forward starting interest rate swaps in order to cap interest rate risk which arises in respect of its forecasted draw-downs of long term debt. Details of these are as follows:


                                                   Notional          Loan             Loan       Interest Rate
                                                    Amount       Commencement      Termination      Payable
                                                   EUR 000           Dates             Dates
      2004 - Forward starting interest rate swaps   412,700      2004 - 2005       2016 - 2017   5.70 - 5.73%
      2003 - Forward starting interest rate swaps   875,000      2003 - 2005       2015 - 2017    5.63 -5.75%



16    Currency rate risk and aircraft fuel price risk

Currency rate risk

     Ryanair has exposure to various reporting currencies (principally sterling and US dollars) due to the international nature of its operations. The following table shows the net amount of monetary assets of Ryanair that are not denominated in euro at March 31, 2003 and March 31, 2004:


                                                        At March 31, 2003              At March 31, 2004
                                                                           euro                           euro
                                                       GBP        US$     Equiv     GBP         US$      Equiv
      Monetary assets                               POUND 000   $000    EUR 000  POUND 000     $000     EUR 000
         Sterling cash and liquid resources......    43,344         -    66,464    27,151          -    40,774
         USD cash and liquid resources...........         -     7,240     6,645         -     42,477    37,749
                                                     43,344     7,240    73,109    27,151     42,477    78,523


     Ryanair also enters into US dollar and sterling currency forward contracts in order to manage functional currency risk which arises on its forecasted aircraft payments, fuel, maintenance and aviation insurance costs, which are primarily denominated in US dollars and certain of its revenue income streams, which arise in sterling. The following table gives details of Ryanair's currency forward contracts as at March 31, 2003 and March 31, 2004:




                                                              At March 31, 2003          At March 31, 2004
                                                                             euro                        euro
      Currency Forward Contracts                            GBP     US$     Equiv      GBP      US$      Equiv
                                                       POUND 000   $000    EUR 000  POUND 000  $000     EUR 000
         US dollar currency forward contracts for
            aircraft purchases...................              -  203,500   189,417      -   441,500   362,268
         US dollar currency forward contracts for fuel
            and other purchases..................              -  169,000   156,526      -   144,500   119,520
         Sterling currency forward contracts for
            sterling revenues....................          7,000        -    10,124      -         -         -

Aircraft fuel price risk

     Ryanair enters into derivative contracts to fix the price of its forecasted aircraft fuel purchases. At March 31, 2003 and 2004, the following fuel price contracts were outstanding:


                                                                                       At March 31,
                                                                                  2003              2004
                                                                              (000 Metric       (000 Metric
                                                                                Tonnes)           Tonnes)
      Aircraft fuel fixed price contracts.................................        393               323



17    Fair values

     Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation or sale. The following methods and assumptions were used to estimate the fair value of each material class of Ryanair's financial instruments:

o Cash and liquid resources, current portions of bank loans and overdrafts: carrying amount approximates to fair value due to the short term nature of these instruments.

o Bank loans carrying fixed rates of interest: the repayments which Ryanair is committed to make have been discounted at the relevant rates of interest applicable at March 31, 2003 and March 31, 2004, which would be payable by a third party to assume the obligation.

o Off balance sheet interest rate contracts: discounted cash flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash flow analyses are based on estimated future interest rates.

o    Off  balance  sheet  currency  forward  and  aircraft  fuel  contracts:   a
     comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2003 and March 31, 2004 has been made.

The fair value of Ryanair's financial instruments at 2003 and 2004 was as follows:


                                                                     At March 31, 2003       At March 31, 2004
                                                                  Carrying                Carrying
                                                                   amount    Fair value    amount    Fair value
                                                                  EUR 000      EUR 000    EUR 000      EUR 000
      On balance sheet instruments
         Cash on hand...............................................77,866      77,866      25,778      25,778
         Liquid resources..........................................982,352     982,352   1,231,572   1,231,572
         Short term borrowings.....................................(1,316)     (1,316)       (345)       (345)
         Long term debt..........................................(837,225)   (912,576)   (952,982)   (997,685)
      Derivative instruments
         Forward starting interest rate swaps (loss).....................-    (81,024)           -    (44,875)
         Interest rate swaps (loss)                                      -           -           -    (90,420)
         US dollar currency forward  contracts (loss)....................-     (9,045)           -    (36,181)
         Sterling currency forward contracts (loss)......................-       (925)           -           -
         Aircraft fuel price contracts gain..............................-       3,306           -      16,723

     All of the off-balance sheet instruments shown above were held for hedging purposes. The fair value of the off-balance sheet instruments in the table above equates to the net unrealized gains and losses on these instruments which were unrecognized at March 31, 2003 and March 31, 2004.

     On the basis of no movement in fuel prices and exchange rates, these unrealized gains and losses will impact on Ryanair's profit and loss account in the following years:

                                                                             Total at                 Total at
                                                                Maturing     March 31,    Maturing    March 31,
      Off balance sheet instruments                              in 2004       2003       in 2005       2004
                                                                 EUR 000     EUR 000      EUR 000      EUR 000
         US dollar currency forward contracts (loss)..............(9,045)     (9,045)     (36,181)    (36,181)
         Sterling currency forward contracts (loss).................(925)       (925)            -           -
         Aircraft fuel price contracts gain.........................3,306       3,306       16,723      16,723
                                                                  (6,664)     (6,664)     (19,458)    (19,458)

     Unrealized gains and losses on the Group's forward starting interest rate swaps and interest rate swaps of EUR 135.3 million (at March 31, 2003: EUR 81.0 million) will be amortized to the profit and loss account over the period from the date of the draw-down of the long term debt and operating leases (typically 7 to 12 years from the year end), as an offset to the related interest and rental expense.


18    Concentrations of credit risk

     The Group's revenues derive principally from airline travel on scheduled and chartered services, car hire, in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.


19    Analysis of operating revenues

     All revenues derive from the Group's principal activity as an airline and include scheduled and chartered services, car hire, in-flight, internet, non-flight-scheduled and related sales.

     Revenue is analyzed by geographical area (by country of origin) as follows:



                                                                        Year ended    Year ended    Year ended
                                                                         March 31,      March 31,     March 31,
                                                                            2002          2003          2004
                                                                          EUR 000       EUR 000       EUR 000
      United Kingdom................................................       355,708       466,749       518,528
      Other European countries......................................       268,342       375,759       555,696
                                                                           624,050       842,508     1,074,224


      Ancillary revenues included in total revenue above comprise:


                                                                        Year ended    Year ended      Year ended
                                                                         March 31,     March 31,      March 31,
                                                                            2002          2003           2004
                                                                           EUR 000       EUR 000       EUR 000
      Car hire......................................................        18,905        27,615        35,110
      In-flight.....................................................        18,030        23,142        30,100
      Internet income...............................................         4,831        12,159        17,721
      Non-flight scheduled..........................................        16,662        35,291        66,616
      Charter.......................................................        14,631        12,350           111
                                                                            73,059       110,557       149,658


     All of the Group's operating profit arises from airline-related activities.

     The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and the United Kingdom and therefore all profits accrue in Ireland and the United Kingdom. Since the Group's aircraft fleet is flexibly employed across its route network, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Internet income comprises revenue generated from Ryanair.com, excluding internet car hire revenue, which is included under the heading car hire. Non flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations and other revenues generated including excess baggage charges.

20    Staff numbers and costs

     The average weekly number of employees, including the executive director, during the years presented, analyzed by category, was as follows:



                                                                          Year ended    Year ended    Year ended
                                                                            March 31,    March 31,      March 31,
                                                                               2002         2003          2004
         Flight and cabin crew..................................................792          983         1,530
         Sales, operations and administration...................................755          763           758
                                                                              1,547        1,746         2,288


      The aggregate payroll costs of these persons were as follows:

                                                                         Year ended    Year ended    Year ended
                                                                          March 31,     March 31,     March 31,
                                                                             2002          2003          2004
                                                                           EUR 000       EUR 000       EUR 000
         Wages and salaries and related costs...............................70,551        82,633       112,258
         Social welfare costs................................................6,462         7,835         9,660
         Other pension costs.................................................1,227         2,605         1,706
                                                                            78,240        93,073       123,624



21    Other operating expenses



                                                                       Year ended      Year ended    Year ended
                                                                         March 31,      March 31,     March 31,
                                                                            2002           2003          2004
                                                                          EUR 000        EUR 000       EUR 000
         Fuel and oil......................................................103,918       128,842       174,991
         Maintenance, materials and repairs.................................26,373        29,709        43,420
         Marketing and distribution costs...................................12,356        14,623        16,141
         Aircraft rentals....................................................4,021             -        11,541
         Route charges......................................................46,701        68,406       110,271
         Airport & handling charges.........................................84,897       107,994       147,221
         Other costs........................................................45,601        59,522        78,034
                                                                           323,867       409,096       581,619
      Exceptional costs
         Aircraft rentals........................................................-             -        13,291
         Buzz re-organization....................................................-             -         3,012
                                                                                 -             -        16,303
                                                                           323,867       409,096       597,922


     Exceptional items are those items that are material items which derive from events or transactions that fall within the ordinary activities of the group but which in management judgement need to be disclosed by virtue of their size or incidence. The exceptional costs relate to the closure of Buzz for one month post acquisition to restructure the business and integrate it into Ryanair and the exceptional lease costs associated with the early permanent retirement of 6 Boeing 737-200 aircraft which are no longer operated due to scratch marks which occurred during an aircraft painting programme. The costs are treated as exceptional as they are material to the results for the year.

     Fuel and oil

     Fuel and oil costs include fuel costs for scheduled services of EUR 101,390,040, EUR 126,711,235 and EUR 174,990,990 in respect of the years ended
March 31, 2002, March 31, 2003 and March 31, 2004, respectively.


22    Statutory and other information



                                                                         Year ended    Year ended    Year ended
                                                                          March 31,     March 31,     March 31,
                                                                             2002          2003          2004
                                                                           EUR 000       EUR 000        EUR 000
      Directors' emoluments:
      Fees..........................................................           160           198           269
      Other emoluments, including consultancy fees, bonus and
          pension contributions.....................................           694           822           721
      Depreciation of tangible fixed assets.........................        59,010        76,865       101,391
      Auditors' remuneration (including expenses) (i)...............           121           180           169
      Audit related services (ii)...................................            35            14            17
      Taxation services (iii).......................................           153           213           167
      All other fees (iv)...........................................             -             2             -
      Operating lease charges-
      aircraft (note 27(b)):........................................         4,021             -        24,832
      Amortization of goodwill......................................                                     2,342


     (i) Audit services include audit work performed on the consolidated financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
     (ii) Audit related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
     (iii)Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, including tax analysis; supporting other tax-related regulatory requirements; and tax compliance and reporting.
     (iv) Other fees are those associated with services not captured in the other categories.

     (a)  Fees and emoluments - executive director


                                                                           Year ended    Year ended   Year ended
                                                                            March 31,     March 31,    March 31,
                                                                              2002          2003          2004
                                                                            EUR 000       EUR 000       EUR 000
      Basic salary..................................................           474           505          505
      Performance related bonus.....................................           180           228          127
      Pension contributions.........................................            40            49           49
                                                                               694           782          681


      During each year Michael O'Leary was the only executive director.


      (b)  Fees and emoluments-Non executive directors


                                                                       Year ended    Year ended    Year ended
                                                                         March 31,     March 31,     March 31,
                                                                            2002          2003          2004
                                                                          EUR 000       EUR 000       EUR 000
      Fees..........................................................          160           198          269
      Emoluments....................................................            -            40           40
                                                                              160           238          309

      At March 31, 2004 there were nine non-executive directors.

      (c)  Pension benefits


                                                               Transfer Value
                                      Increase in           Equivalent of Increase        Total Accumulated
             Directors              Accrued Benefit           in Accrued Benefit           Accrued Benefit
                                 Fiscal   Fiscal  Fiscal   Fiscal   Fiscal   Fiscal   Fiscal   Fiscal   Fiscal
                                  2002     2003    2004     2002     2003     2004     2002     2003     2004
                                   EUR      EUR     EUR      EUR      EUR      EUR      EUR      EUR      EUR
      Michael O'Leary.........   15,648   11,216  12,374   53,848   43,919   61,529   57,097   70,394   85,067


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


     (d) Shares and share options


     (i) Shares

     Ryanair Holdings plc is listed on the Irish, London and Nasdaq Stock Exchanges. The beneficial interests of the directors as at March 31, 2004 and of their spouses and minor children are as follows:



                                                                   At March 31,    At March 31,     At March 31,
                                                                        2002            2003            2004
      David Bonderman.........................................       7,056,680       7,056,680       7,008,680
      Raymond MacSharry.......................................           7,280           7,280           7,280
      Michael O'Leary.........................................      52,000,008      45,000,008      41,000,008
      James R. Osborne........................................         705,128         705,128         705,128
      Declan F. Ryan..........................................      21,922,600      19,408,273               -
      T. Anthony Ryan.........................................      13,272,878      10,758,535      10,758,535
      Richard P. Schifter.....................................         104,820         104,820               -


     Non-executive directors not referred to above held no shares.

     On June 24, 2003 Declan F. Ryan resigned from the board of directors. Richard P. Schifter did not stand for re-election at the last shareholders' annual general meeting on September 24, 2003.

     (ii) Share options

     The number of share options held by directors at the year end were:



                                                                   March 31,        March 31,          March 31,
                                                                    2002              2003               2004
                                                                  Number of         Number of         Number of
                                                                   Options           Options           Options
      David Bonderman*...................................           50,000            50,000            50,000
      Emmanuel Faber**...................................                -            25,000            25,000
      Michael Horgan*....................................           50,000            50,000            50,000
      Klaus Kirchberger**................................                -            25,000            25,000
      Raymond MacSharry*.................................           50,000            50,000            50,000
      Michael O'Leary***.................................                -                 -            88,504
      James R. Osborne*..................................           50,000            50,000            50,000
      Cathal M. Ryan*....................................           50,000                 -                 -
      Paolo Pietrogrande*................................           50,000            50,000            50,000
      Declan F. Ryan****.................................           50,000            50,000            50,000
      T. Anthony Ryan*...................................           50,000            50,000            50,000
      Richard P. Schifter****............................           50,000            50,000                 -
      Jeffrey A. Shaw*...................................           50,000                 -                 -
      Kyran McLaughlin*..................................           50,000            50,000            50,000

     * The share options were granted to these directors at EUR 3.70 (the market value at date of grant) during the year ended March 31, 2001 and are exercisable between June 2005 and June 2007.
     ** These options were granted to these directors at EUR 5.65 each (the market value at date of grant), are exercisable between June 2008 and June 2010.
     *** These options were granted to Michael O'Leary at EUR 5.71 (the market value at date of grant) under the 2003 share option plan.
     **** On June 24, 2003 Declan F. Ryan  resigned from the board of directors.
          Richard P. Shifter did not stand for re-election at the shareholders' annual general meeting on September 24, 2003. Accordingly, the share options granted to these directors have lapsed.


23    Interest payable and similar charges


                                                                       Year ended     Year ended     Year ended
                                                                         March 31,     March 31,      March 31,
                                                                            2002          2003           2004
                                                                          EUR 000       EUR 000        EUR 000
      Interest repayable on bank loans, wholly repayable after
          five years............................................           19,608        30,886         47,564
      Finance lease and hire purchase charges.....................              1             -              -
                                                                           19,609        30,886         47,564



24    Taxation

     The components of income tax expense were as follows:


                                                                       Year ended    Year ended      Year ended
                                                                        March 31,      March 31,       March 31,
                                                                           2002           2003           2004
                                                                         EUR 000        EUR 000        EUR 000
      Current corporation tax........................................      2,804          6,636          2,032
      Deferred tax (See Note 12).....................................     19,195         18,516         19,837
                                                                          21,999         25,152         21,869


     All of the deferred tax charge above arose from the origination and reversal of timing differences.

     The following table reconciles the statutory rate of Irish corporation tax to the Group's effective current corporation tax rate.


                                                                       Year ended     Year ended     Year ended
                                                                         March 31,      March 31,      March 31,
                                                                            2002          2003           2004
                                                                              %              %              %
      Statutory rate of Irish corporation tax.........................      19.0           15.1           12.5
      Adjustments for earnings taxed at higher rates..................       1.0            1.1            1.0
      Adjustments for earnings taxed at lower rates
      (including those qualifying for relief under
      section 448, TCA  1997)......................................        (7.5)          (6.6)          (3.9)
      Capital allowances in excess of depreciation....................     (7.5)          (6.4)          (7.5)
      Other timing differences........................................     (3.4)          (0.7)          (1.0)
      Current effective rate of taxation..............................       1.6            2.5            1.1
      Provision of deferred tax on timing differences.................      11.1            7.0            8.5
      Total effective rate of taxation................................      12.7            9.5            9.6


     At March 31, 2002, March 31, 2003 and March 31, 2004 the Group had no unused net operating losses carry forwards. In fiscal 2005 the Irish headline corporation tax rate remains at 12.5%. The majority of corporation and deferred tax recorded in each of fiscal 2004 and 2003 relates to domestic tax charges.

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

     The principal components of deferred tax liabilities were as follows:


                                                                      Year ended      Year ended     Year ended
                                                                        March 31,      March 31,      March 31,
                                                                           2002           2003           2004
                                                                          EUR 000        EUR 000        EUR 000
      Aircraft including maintenance provisions, property and
      fixtures and fittings....................................           49,063         67,833         87,670
      Other reversing timing differences principally in relation
      to unearned revenue and foreign exchange adjustments........           254              -              -
                                                                          49,317         67,833         87,670


     At March 31, 2002, March 31, 2003 and March 31, 2004 the Group had fully provided for deferred tax liabilities. As explained above, profits from certain qualifying activities are levied at an effective 10% rate in Ireland until 2010. No deferred tax had been provided on the unremitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.


25    Pensions

     The Group operates both a defined benefit and a defined contribution scheme.

     The Group has continued to account for pensions in accordance with the accounting standard SSAP 24 and the disclosures given in (a) below are those required by that standard. A new accounting standard on pensions (Financial Reporting Standard No. 17 "Retirement Benefits" ("FRS 17") was issued in November 2000. In July 2002, the Accounting Standards Board deferred the requirement for the full adoption of FRS 17 until the International Accounting Standards Board has reconsidered its international standard, IAS 19 "Employee Benefits". FRS 17 has, accordingly, not been adopted in the profit and loss account or the balance sheet, however the phased disclosures required by FRS 17 have been outlined in (b) below:

     (a) SSAP 24 disclosures

     Pensions for certain employees are funded through a defined benefit pension scheme, the assets of which are vested in independent trustees for the benefit of employees and their dependants. The contributions are based on the advice of an independent professionally qualified actuary obtained at three yearly intervals. The latest actuarial valuation of the scheme was at December 31, 2003 and used the projected unit method.

     The principal actuarial assumptions used were as follows:

o Rate of long term investment returns will exceed the rate of pensionable salary increases by 3.0%,

o Rate of long term investment returns will exceed the rate of post retirement pension increases by 6.5%.

     The actuarial report showed that at the valuation date the market value of the scheme's assets was EUR 11.5 million which was sufficient to cover more than 100% of the accrued liabilities, based on current earnings and 78% of the accrued liabilities allowing for expected future increases in earnings. The actuarial report recommends payment of contributions at 11.5% of staff and 17.8% of pilots' pensionable salaries respectively, which is an increase from previous contribution rates, intended to make good the shortfall on accrued liabilities, allowing for expected future increases in earnings.

     The total pension charge for the Group for the year to March 31, 2004 was EUR 1,706,184 of which EUR 1,274,000 relates to defined benefit pension schemes. While the actuarial report is not available for public inspection, the results are advised to the members of the scheme.

     (b) FRS 17 disclosures

     The valuation of Ryanair's defined benefit scheme used for the purposes of the FRS 17 disclosures has been based on the most recent triennial actuarial valuation of the scheme identified above and updated to March 31, 2004 by an independent qualified actuary.

     The financial assumptions used for the Ryanair defined benefit pension scheme are:


                                                                        Year ended    Year ended     Year ended
                                                                          March 31,     March 31,      March 31,
                                                                             2002          2003          2004
                                                                               %             %              %
      Rate of general increase in salaries.........................          4.25          3.50           3.50
      Discount rate................................................          6.25          5.25           5.00
      Rate of price inflation......................................          3.25          2.50           2.00

     The assets in the Ryanair pension scheme (excluding additional voluntary contributions) and the expected rates of return were:



                                              Expected   Value at    Expected    Value at   Expected    Value at
                                              Rate of    March 31,    Rate of    March 31,   Rate of    March 31,
                                               Return       2002       Return       2003     Return       2004
                                                 %         EUR 000         %      EUR 000       %       EUR 000
      Equities...........................       8.50       7,337       8.50       5,430       7.50       8,868
      Properties.........................       7.50         713       7.50         458       7.00         602
      Bonds..............................       5.50       1,834       5.50       1,878       4.50       2,106
      Cash...............................       3.25         306       3.25         400       2.50         457
      Outstanding contributions at year
      end (paid subsequent to year
      end)...........................                         91                    112                      -
      Total market value of scheme assets                 10,281                  8,278                 12,033
      Actuarial value of scheme
      liabilities........................                (9,209)               (13,343)               (16,955)

      Recoverable surplus/(deficit) in
      scheme.........................                      1,072                (5,065)                (4,922)
      Related deferred tax
      (liability)/asset..................                  (134)                    633                    615
      Net pension asset/(liability)......                    938                (4,432)                (4,307)


     If these amounts had been recognized in the financial statements, the Group's net assets and revenue reserves would be as follows:


                                                              At March 31,       At March 31,         At March 31,
                                                                 2002               2003                  2004
                                                                EUR 000            EUR 000              EUR 000
      Net assets
         Net assets excluding pension asset..........          1,002,274          1,241,728          1,455,288
         Net pension asset/(liability)...............                938            (4,432)            (4,307)
         Net assets including pension
         asset/(liability)...........................          1,003,212          1,237,296          1,450,981

      Revenue reserve
         Revenue reserves per balance sheet..........            439,320            678,628            885,239
         Net FRS 17 pension asset/(liability)........                938            (4,432)            (4,307)
         Net reserves including pension
         asset/(liability)...........................            440,258            674,196            880,932




                                                                                     Year ended        Year ended
      Included in finance costs                                                       March 31,         March 31,
                                                                                         2003             2004
                                                                                       EUR 000          EUR 000
         Expected return on pension scheme assets.................                       (795)            (664)
         Interest on pension scheme liabilities...................                        509              766
         Net finance costs........................................                       (286)             102

                                                                                     Year ended         Year ended
      Included in payroll costs                                                       March 31,          March 31,
                                                                                         2003              2004
                                                                                       EUR 000           EUR 000
         Current service costs....................................                        960              704

                                                                                     Year ended         Year ended
                                                                                      March 31,          March 31,
                                                                                         2003              2004
                                                                                       EUR 000           EUR 000
         Total costs in accordance with FRS 17....................                        674              806

     The following tables set out the components of the defined benefit costs which would have been included in the profit and loss account for the year ended March 31, 2004 and March 31, 2003 if FRS 17 had been applied:

     The analysis of the amounts that would have been recognized in the Statement of Total Recognized Gains and Losses (STRGL) is as follows:


                                                                                      March 31,        March 31,
                                                                                        2003             2004
                                                                                      EUR 000          EUR 000
         Actual return less expected return on pension scheme assets...               (2,910)           1,903
         Experience losses on scheme liabilities.......................                 (784)            (407)
         Changes  in  financial  and  demographic assumptions underlying
            present value of scheme liabilities........................               (1,992)          (1,193)

         Actuarial (losses)/gains recognized in the STRGL..............               (5,686)             303

      Movement in surplus/(deficit) during the year is as follows:

         Surplus/ (deficit) in scheme at beginning of year.............                1,072           (5,065)

      Movement in year
         Current service costs.........................................                 (960)            (704)
         Contributions.................................................                  795              646
         Other finance income/investment return........................                 (286)            (102)
         Actuarial losses..............................................               (5,686)             303

         Deficit in scheme at end of year..............................               (5,065)          (4,922)

      History of actuarial gains and losses                                           March 31,        March 31,
                                                                                        2003              2004
                                                                                      EUR 000           EUR 000

         Difference between expected and actual return on assets.......               (2,910)           1,903
         Expressed as a percentage of scheme assets....................                 (35%)             16%

         Experience losses on scheme liabilities.......................                 (784)            (407)
         Expressed as a percentage of scheme liabilities...............                  (6%)             (2%)

         Total actuarial losses/ gains.................................               (5,686)             303
         Expressed as a percentage of scheme liabilities...............                 (43%)              2%

26    Earnings per share and adjusted earnings per share

     Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2002, March 31, 2003 and March 31, 2004 has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.



                                                                  Year ended     Year ended      Year ended
                                                                  March 31,       March 31,       March 31,
                                                                     2002            2003            2004
      Basic weighted average number of shares outstanding..........728,726,484     755,055,374     757,446,873
      Dilutive effect of employee share options.....................11,234,417      11,223,195       7,684,218
      Dilutive weighted average number of shares outstanding.......739,960,901     766,278,569     765,131,091


27    Commitments and contingencies

     Commitments

a) On January 24, 2002 the company entered into a contract with The Boeing Company ("Boeing") (the "2002 Boeing contract") whereby the company agreed to purchase 100 new Boeing 737-800 "next generation" aircraft, and has additional purchase options to acquire a further 50 such aircraft. The group has since exercised 5 of these purchase options (2 in the current year) and taken delivery of 23 aircraft (18 in the current year).
     Additional deliveries are scheduled between 2004 and 2009. The "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-800 "next generation" aircraft (defined as a per aircraft airframe price, including engines, plus the per aircraft price for certain optional features agreed between the parties) is US$50,885,100. This "Basic Price" will be increased by (a) an estimated US$900,000 per aircraft for certain "buyer-furnished" equipment the company has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft by applying a formula which reflects increases in the published US Employment Cost and Producer Price indices between the time the Basic Price was set and the period of six months prior to the delivery of such aircraft.

     Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 "next generation" aircraft. These will take the form of credit memoranda to the group for the amount of such concessions, which the company may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the purchase of the aircraft under the 2002 Boeing Contract. Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the group certain allowances in addition to providing other goods and services to the group on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the group. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. The total potential commitment to acquire all 155 aircraft, not taking such increases and decreases into account, will be up to US$7.6 billion.

     On January 31, 2003 the company entered into a contract with Boeing (the "2003 Boeing contract") for the delivery of an additional 22 new Boeing 737-800 "next generation" aircraft, bringing its total firm orders (including options exercised at that date) to 125 aircraft. In addition the company increased its purchase options to 125. The same commercial terms apply to the additional firm aircraft ordered and to the additional options granted. At March 31, 2004, 102 firm aircraft and 2 options exercised remain due for delivery.

b)       Operating Leases

                                                                                                 Year ended
                                                                                                   March 31,
                                                                                                     2004
                                                                                                    EUR'000

      Due within one year...........................................................                 37,055
      Due between one and two years.................................................                 37,055
      Due between two and five years................................................                 91,155
      Due after five years..........................................................                 50,342
                                                                                                    215,607


     The above table sets out the committed future cost of leasing 10 Boeing 737-800 "next generation" and 6 Boeing 737-300's at March 31, 2004.

     As part of the "Buzz" acquisition 6 Boeing 737-300's which were leased by KLM UK Ltd from International Lease Finance Corporation "ILFC" were novated to Buzz Stansted Limited, a subsidiary of Ryanair Limited. Subsequent to the year end Buzz Stansted Limited entered into an agreement with ILFC to return the 6 Boeing 737-300's between October 15, 2004 and October 31, 2004 with no early termination penalty.

c) Commitments resulting from the use of derivative financial instruments by the group are described in notes 14 to 17.

Contingencies

d) The group is engaged in litigation arising in the ordinary course of its business. Management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the group. Should the group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the group's results of operations or financial position.

e) The company has provided EUR 56.5m in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans and bank advances.

f) In order to avail of the exemption contained in Section 17 of the Companies (A m e n d m e n t) Act, 1986, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. Details of the group's principal subsidiaries have been included at note 30. The Irish subsidiaries of the group covered by the Section 17 exemption are listed at note 30 also. One additional Irish subsidiary covered by this exemption which is not listed as a principal subsidiary at note 30 is Airport Marketing Services Limited.

g) Ryanair Holdings plc has given a guarantee to the Civil Aviation Authority regarding the payment and discharge of all liabilities of Buzz Stansted Limited, a subsidiary of the group. The guarantee amounts to Stg POUND 12m and is required by the Civil Aviation Authority (CAA) for Buzz Stansted Limited to obtain and maintain an operating license in the United Kingdom.

     h) The group has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financing arrangements. Cash deposits have been set aside as collateral (subject to an agreed capped amount EUR 200.0m) to mitigate certain counterparty risk of fluctuations on long-term derivative and financing arrangements ("restricted cash"). At March 31, 2004 restricted cash amounted to EUR 200.0m (2003: EUR 120.9m). Additional numerical information on these swaps and on other derivatives held by the group is set out in notes 15 to 17 of the financial statements.

i) In February 2004 the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in connection with its establishment of a low cost base at Brussels (Charleroi). Subsequently Ryanair was requested by the regional government to repay all deemed illegal state aid, but in accordance with the Commission ruling Ryanair may deduct various costs incurred in establishing its base at Brussels (Charleroi) from this amount. Ryanair has advised the regional government that it believes no money is repayable as the cost of establishing the base exceeded the amount determined to be illegal state aid.

     Ryanair is also appealing the decision of the European Commission to the European Court of First Instance, requesting that the Court annul the decision on the basis that Ryanair's agreement at Brussels (Charleroi) was consistent with agreements at similar privately owned airports and therefore did not constitute illegal state aid.

j) In July 2004, Ryanair commenced an action in the High Court of England and Wales (Chancery Division) against BAA plc and Stansted Airport Limited (together "BAA"), the companies that operate London's Heathrow, Gatwick and Stansted Airports, on several grounds, including abuse of dominant position and overcharging, in connection with a fuel levy that BAA has unilaterally imposed on Ryanair and other airlines at London (Stansted). BAA responded by filing a separate action against Ryanair alleging that Ryanair has repudiated its contract with BAA and is seeking payment of airport charges withheld by Ryanair as a result of the fuel levy dispute in an amount of approximately EUR 1.5 million (or roughly 3% of the total aeronautical charges that Ryanair paid BAA during fiscal 2004). BAA further claims that it is now no longer bound by its contract with Ryanair in relation to airport charges and that it can instead charge Ryanair the published airport tariffs at London (Stansted), as opposed to the lower amounts charged under the contract.

     While the Company believes that its contract with BAA remains valid, Ryanair cannot predict the final outcome of these actions, and does not expect any final decision to be rendered in the near term.

28   Notes to cash flow statements

     (a) Reconciliation of operating profit to net cash inflow from operating activities



                                                                  Year ended         Year ended       Year ended
                                                                    March 31,         March 31,        March 31,
                                                                      2002              2003             2004
                                                                    EUR 000           EUR 000         EUR 000
      Operating profit excluding goodwill amortization....          162,933           263,474          251,287
      Foreign exchange gains..............................              975               628            3,217
      Depreciation of tangible fixed assets...............           59,010            76,865          101,391
      (Increase) in inventories...........................          (1,150)           (5,663)          (3,652)
      (Increase)/decrease in accounts receivable..........          (1,636)           (4,639)               38
      (Increase) in other assets..........................          (1,445)           (4,143)          (5,283)
      Increase in accounts payable........................           16,781            14,825            6,332
      Increase in accrued expenses and other liabilities..           73,641            22,069           87,433
      (Decrease)/Increase in accounts payable > one year                  -          (12,413)           14,777
      Increase in maintenance provision (Note 12)                         -                 -            6,522
      Net cash inflow from operating activities...........          309,109           351,003          462,062


      (b)  Analysis of cash and liquid resources balances

                                                                    March 31,         March 31,        March 31,
                                                                      2002              2003             2004
                                                                     EUR 000            EUR 000          EUR 000
      Cash at bank, available on demand net of
      overdraft...........................................           77,747            76,550           25,433
      Liquid resources ...................................          816,023           982,352        1,231,572
      Total cash and liquid resources.....................          893,770         1,058,902        1,257,005


      Liquid resources comprise bank fixed deposits with maturities of greater than one day.

      (c)  Analysis of movements in liquid resources


                                                                 Year ended        Year ended      Year ended
                                                                  March 31,         March 31,       March 31,
                                                                    2002               2003             2004
                                                                  EUR 000            EUR 000         EUR 000
      Liquid resources at beginning of year...............         564,782            816,023         982,352
      Increase in year....................................         251,241            166,329         249,220
      Liquid resources at end of year.....................         816,023            982,352       1,231,572



      (d)  Analysis of movements in cash

                                                                      Year ended March 31, 2002
                                                                     Cash at             Bank
                                                                       Bank           Overdraft         Total
                                                                     EUR 000            EUR 000       EUR 000
      At beginning of year................................            61,938           (5,078)         56,860
      Net cash inflow.....................................            21,314             (427)         20,887
      At end of year......................................            83,252           (5,505)         77,747

                                                                       Year ended March 31, 2003
                                                                  Cash at Bank     Bank Overdraft      Total
                                                                     EUR 000           EUR 000        EUR 000
      At beginning of year................................            83,252           (5,505)         77,747
      Net cash (outflow)..................................           (5,386)             4,189        (1,197)
      At end of year......................................            77,866           (1,316)         76,550

                                                                      Year ended March 31, 2004
                                                                 Cash at Bank     Bank Overdraft       Total
                                                                     EUR 000         EUR 000          EUR 000
      At beginning of year................................            77,866          (1,316)          76,550
      Net cash (outflow)..................................          (52,088)              971        (51,117)
      At end of year......................................            25,778            (345)          25,433


      (e)  Reconciliation of net cash flow to movement in net funds

                                                                    Year ended     Year ended       Year ended
                                                                     March 31,       March 31,       March 31,
                                                                       2002            2003             2004
                                                                     EUR 000         EUR 000         EUR 000
      Increase/(decrease) in cash in year.................            20,887          (1,197)        (51,117)
      Movement in liquid resources........................           251,241          166,329         249,220
      Cash flow from (increase) in debt...................         (147,858)        (286,723)       (115,757)
      Movement in net (debt)/funds resulting from cash
      flows...............................................           124,270        (121,591)          82,346
      Movement in finance leases..........................               107                1               -
      Movement in net (debt)/funds in the year............           124,377        (121,590)          82,346
      Net funds at beginning of year......................           218,892          343,267         221,677
      Net funds at end of year............................           343,269          221,677         304,023


      Net funds arise when cash and liquid resources exceed debt.

29    Post balance sheet events (unaudited)


      There were no significant post balance sheet events.


30    Subsidiary undertakings and acquisitions during the period


      The following are the principal subsidiary undertakings of Ryanair Holdings plc:



                                          Effective date of            Registered             Nature of
                   Name               acquisition/incorporation           Office                Business

      Ryanair Limited...............       August 23, 1996       Corporate Headquarters    Airline operator
                                            (acquisition)        Dublin Airport
                                                                 Co Dublin

      Darley Investments Limited*...       August 23, 1996       Corporate Headquarters    Investment holding
                                            (acquisition)        Dublin Airport            company
                                                                 Co Dublin

      Ryanair.com Limited*..........       August 23, 1996       Corporate Headquarters    International data
                                            (acquisition)        Dublin Airport            processing and
                                                                 Co Dublin                 reservations
                                                                                           services

                                                                                           Aircraft trading
      Buzz Stansted Limited*........       April 10, 2003        Satellite 3               and
                                            (acquisition)        London Stansted Airport   leasing
                                                                 Essex CM 24-1QW

      ______________________________

     * These subsidiaries are wholly owned by Ryanair Limited, which in turn is wholly owned by Ryanair Holdings plc.

     All of the above subsidiaries are 100% owned by the Group. The shares owned by the Group comprise one class (ordinary shares) in respect of each subsidiary.

     Information regarding all other subsidiaries will be filed with the Company's next Annual Return as provided for by S.16 (3)(a) of Companies (Amendment) Act, 1986.

     In accordance with the basis of consolidation policy described in Note 1b, the subsidiary undertakings referred to above have been consolidated in the respective financial statements of Ryanair Holdings plc from the date of acquisition.


31 Summary of differences between Irish and United States generally accepted accounting principles


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

     (ii) Accounting for derivatives

     Under Irish and UK GAAP, unrealized gains and losses on derivative financial instruments utilized for hedging purposes are deferred and recognized in the profit and loss account when realised, as an offset to the related income or expense being hedged.

Ryanair accounts for derivatives under US GAAP according to SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended by SFAS No. 137 and 138. SFAS No. 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognized as offsetting amounts in the profit and loss account. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income (US GAAP equivalent to the statement of total recognized gains and losses) on the balance sheet until the hedged item is recognized in the profit and loss account. The ineffective portion of the fair value changes are recognized in the profit and loss account immediately. SFAS No. 133 also requires that certain derivative
instruments   embedded  in  host   contracts  be  accounted  for  separately  as
derivatives.

Ryanair qualifies for hedge accounting under SFAS No. 133 for all of its derivative financial instruments. Ryanair's US dollar currency forward contracts for aircraft purchases are accounted for as fair value hedges. All other derivative financial instruments are accounted for as cash flow hedges. There was no material ineffectiveness recorded for either cash flow or fair value hedges during the current or preceding years. The maximum length of time over which the group is hedging its exposure to the variability in future cash flows for forecasted transactions is 13 years. Of the EUR 43.3m loss (net of EUR 6.2m of tax) recorded at March 31, 2004 in other comprehensive income, EUR 17.0m is expected to be reclassified into earnings within the next 12 months.

     (iii) Darley Investments Limited

     Under Irish GAAP, the acquisition of Darley Investments Limited ("Darley") at March 31, 1996 has been treated as an acquisition and the acquired assets and liabilities have been recorded in the consolidated financial statements of Ryanair Limited at their fair values.

     Under Irish GAAP, the assets acquired were recorded at their fair values and a fair value adjustment on the headquarters building of EUR 844,915 arose. Under U.S. GAAP, the assets are presented at historical cost and consequently, additional depreciation on the fair value adjustment on the headquarters building is not recorded.

     (iv) Acquisition of certain aircraft

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

     (v)  Pensions

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

     Under Irish GAAP, pension credits are not recognized in the financial statements unless a refund of, or reduction in, contributions is likely. Under US GAAP, a negative pension cost may arise where a significant unrecognized net asset or gain exists at the time of implementation. This is required to be amortized on a straight line basis over the average remaining service period of employees. Note 25 to the financial statements gives the Group pension disclosure under Irish GAAP.

     For the purposes of disclosure requirements under US GAAP, the pension cost of the Group's retirement plan has been restated in the following tables, which are presented in accordance with the requirements of SFAS 132(R).


                                                                  Year ended        Year ended        Year ended
                                                                   March 31,         March 31,         March 31,
                                                                      2002              2003               2004
                                                                    EUR 000           EUR 000           EUR 000
      Projected benefit obligation at beginning of year.....          8,782            10,819           14,267
         Service Cost.......................................            951               797              771
         Interest Cost......................................            443               655              747
         Employee contributions.............................            485               558              545
         Actuarial loss.....................................            826             1,576              628
         Benefits paid......................................          (668)             (138)              (3)
      Projected benefit obligation at end of year...........         10,819            14,267           16,955

                                                                  Year ended       Year ended       Year ended
                                                                    March 31,        March 31,        March 31,
                                                                      2002             2003              2004
                                                                    EUR 000          EUR 000           EUR 000
      Change in plan assets
      Fair value of scheme assets at beginning of year......         10,273             9,927            8,166
         Actual return on assets............................          (758)           (2,853)            2,679
         Employer contributions paid........................            595               672              646
         Employee contributions paid........................            485               558              545
         Benefits paid......................................          (668)             (138)              (3)
      Fair value of scheme assets at end of year............          9,927             8,166           12,033


     The funded status of the Group's retirement plan under SFAS No. 132 is as follows:


                                                                  Year ended        Year ended       Year ended
                                                                    March 31,        March 31,         March 31,
                                                                      2002             2003             2004
                                                                    EUR 000          EUR 000          EUR 000
      Actuarial    present   value   of   vested   benefit
      obligations...........................................          8,777            12,390           14,214
      Accumulated benefit obligations.......................          8,777            12,390           14,214

      Projected benefit obligations.........................       (10,819)          (14,267)         (16,955)
      Plan assets at fair value.............................          9,927             8,166           12,033
      Plan assets in excess of benefit obligations..........          (892)           (6,101)          (4,922)
      Unrecognized net gain.................................          2,261             7,436            5,748
      Unrecognized net obligation on implementation.........            238               208              178
      Additional pension liability recognized                             -                 -          (3,185)
      Prepaid pension asset/(liability).....................          1,607             1,543          (2,181)



     Plan assets consist primarily of investments in Irish and overseas equity and fixed interest securities.

     The principal assumptions used in the plan for SFAS No. 132(R) purposes were as follows:


                                                              Year ended        Year ended        Year ended
                                                               March 31,         March 31,         March 31,
                                                                 2002             2003               2004
                                                                   %                %                %
      Discount rate.........................................     6.25             5.25              5.25
      Rate of increase in remuneration......................     4.25             3.50              3.50
      Expected long term rate of return on assets...........     9.00             7.75              7.75


     The net periodic pension cost in accordance with SFAS No. 132(R) for the fiscal years ended March 31, 2002, 2003 and 2004 comprised:


                                                                        Year ended      Year ended        Year ended
                                                                         March 31,       March 31,          March 31,
                                                                            2002           2003                2004
                                                                          EUR 000        EUR 000             EUR 000
      Service cost - present value of benefits earned during the year...     951              797               771
      Interest cost on projected benefit obligations....................     443              655               747
      Return/(loss) on assets...........................................     737            2,853           (2,679)
      Deferrals and amortization........................................ (1,655)          (3,608)             2,346
      Net periodic pension cost.........................................     476              697             1,185


     The expected return on plan assets of 7.75% was based on the assumptions of the following returns from each asset class:


                                                                                                      Year ended
                                                                                                       March 31,
                                                                                                          2004
                                                                                                           %
      Equities.............................................................................               8.50
      Bonds................................................................................               5.50
      Property/Other.......................................................................               7.50
      Cash.................................................................................               3.25


Assumptions used to determine projected benefit obligation



                                                             Year ended       Year ended
                                                              March 31,        March 31,
                                                                2003              2004
                                                                  %                 %
      Discount rate..............................................5.25             5.00
      Rate of compensation increase..............................3.50             3.50

     Benefit payments from the plan are expected to be less than 3% of the liabilities in each of the next ten years.

     Ryanair expects to pay EUR 900,000 to the plan during the year ended March 31, 2005.

     The plan assets are invested in a passively managed unit trust that is invested primarily in a range of eurozone and international equities, bonds, property and cash. The asset allocation is normally within the following ranges:


                                                                                        Asset allocation
                                                                                                %
      Equities....................................................................            50-80
      Bonds.......................................................................            10-40
      Property/Other..............................................................            5-15
      Cash........................................................................            0-10


     (vi) Employment grants

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

     (vii) Share option compensation expense

     Under US GAAP, any excess of the fair market value over the exercise price under a share option plan on the date of the grant is recognized as compensation expense over the period the services are provided. Under Irish and UK GAAP, in effect in May 1997, when we first granted share options, compensation was not recognized for stock issued at a price less than market price.

     Under US GAAP, the Group applies Accounting Principles Board Opinion No. 25 (APB 25) in accounting for its stock option plans and, accordingly, except for the grant in May 1997, no compensation cost has been recognized for its stock option grants. Had Ryanair Holdings plc determined compensation cost based on the fair value of the options at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 (SFAS 123), its U.S. GAAP net income would have been reduced by EUR 6,124,448, EUR 13,085,399 and EUR 2,222,730 for the years ended March 31, 2004, March 31, 2003 and March 31, 2002, respectively, and the corresponding earnings per share and diluted earnings per share would have been reduced by EUR nil, EUR 0.02 euro cent and EUR 0.01 euro cent per share, respectively, in the years ended March 31, 2004, 2003 and 2002, as presented below.


                                                                        Year ended    Year ended    Year ended
                                                                          March 31,     March 31,     March 31,
                                                                            2002          2003          2004
                                                                          EUR 000       EUR 000       EUR 000
      Net income in accordance with US GAAP (as reported)..........        155,549       241,810       215,430
      Deduct:  total stock based employee compensation expense as
      determined under fair-value method.......................            (2,223)      (13,085)       (6,124)
      Pro-forma net income.........................................        153,326       228,725       209,306
      Basic earnings per ordinary share (as reported)..............       EUR 0.21      EUR 0.32      EUR 0.27
      Pro-forma basic earnings per ordinary share..................       EUR 0.21      EUR 0.30      EUR 0.27
      Diluted earnings per ordinary share (as reported)............       EUR 0.20      EUR 0.31      EUR 0.27
      Pro-forma diluted earning per ordinary share.................       EUR 0.20      EUR 0.30      EUR 0.27

     The weighted average fair value of the individual options granted during the years ended March 31, 2002, 2003, and 2004 is estimated based on the following assumptions.


                                                  Options Granted

      Date Granted....................................      Jul 5, 2001      Jul 3, 2002     Jul 4, 2003
      Date of earliest exercise.......................     Jun 23, 2003     Jun 23, 2003     Jul 4, 2008
      Fair Value......................................       EUR 2.18        EUR 2.61        EUR 2.69
      Assumptions:
         Risk-free interest rate......................         4.48%            4.11%           4.64%
         Volatility...................................           40%              40%             40%
         Dividend Yield...............................          Nil              Nil             Nil
         Maximum life (years).........................          7.0              7.0             7.0

      (viii)  Capitalized interest

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

     (ix) Business combinations

     In accordance with acquisition accounting rules, Irish and US GAAP require the fair value of purchase consideration to be allocated to the net assets acquired based on their fair values at the acquisition date.

     On April 10, 2003 Ryanair acquired assets comprising operating leases and certain landing and takeoff slots at Stansted Airport from KLM UK Limited for EUR 20.795m. The difference between the purchase consideration and the fair value of the net liabilities amounting to EUR 46.841m has been treated as goodwill under Irish GAAP as there is no regular market for landing and takeoff slots at Stansted airport. Goodwill is amortized to the profit and loss account over its estimated useful life which is 20 years.

     The definition of intangible assets set out in SFAS No. 141 "Business Combinations" includes assets arising from contractual or legal rights regardless of whether these rights are transferable or separable. For US GAAP purposes Ryanair has determined that the fair value of the acquired landing rights and takeoff slots at Stansted Airport is EUR 46.841m. This intangible asset is not amortized as Ryanair has a right to use the landing and takeoff slots in perpetuity and the intangible asset has an indefinite life. Ryanair will test this intangible asset for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. There was no impairment to these rights in the current year.


      (b)  Net income under U.S. GAAP

                                                                       Year ended      Year ended     Year ended
                                                                        March 31,       March 31,      March 31,
                                                                           2002            2003           2004
                                                                          EUR 000         EUR 000        EUR 000
      Profit for the financial year as reported in the consolidated
      profit and loss accounts and in accordance with Irish GAAP          150,375        239,398       206,611
      Adjustments:
         Pensions........................................................     751            697            89
         Derivative financial instruments (net of tax)...................       -        (4,189)             -
         Amortization of goodwill........................................       -              -         2,342
         Employment grants...............................................      464           469             -
         Capitalized interest re aircraft acquisition program............   5,027          5,262         7,213
         Darley Investments Limited......................................      88             88            88
         Taxation-effect of above adjustments............................  (1,156)            85         (913)
      Net income in accordance with U.S. GAAP............................ 155,549        241,810       215,430


      (c) Shareholders' equity


                                                                                     Year ended      Year ended
                                                                                      March 31,        March 31,
                                                                                         2003           2004
                                                                                       EUR 000        EUR 000
      Shareholders' equity as reported in the consolidated balance sheets
      (Irish GAAP)................................................................     1,241,728     1,455,288
      Adjustments:
         Pension..................................................................         3,111         3,200
         Amortization of goodwill.................................................             -         2,342
         Employment grants........................................................             -             -
         Capitalized interest re aircraft acquisition program.....................        10,289        17,502
         Darley Investments Limited...............................................         (239)         (151)
         Minimum pension liability (net of tax)(i)................................       (2,656)       (2,631)
         Unrealized (losses) on derivative financial instruments
         (net of tax)(ii).........................................................      (73,371)     (116,681)
         Tax effect of above adjustments..........................................       (1,675)       (2,588)
         Shareholders' equity as adjusted to accord with U.S. GAAP................     1,177,187     1,356,281
         Opening shareholders' equity under U.S. GAAP.............................     1,019,607     1,177,187
      Comprehensive Income
         Investments..............................................................             -             -
         Minimum pension liability (net of tax)...................................       (2,656)            25
         Unrealized (losses) on derivative financial instruments..................      (81,630)      (43,310)
         Net income in accordance with U.S. GAAP..................................       241,810       215,430
         Total comprehensive income...............................................       157,524       172,145
         Stock issued for cash....................................................            56         6,949
         Closing shareholders' equity under U.S. GAAP.............................     1,177,187     1,356,281


          (i)  Minimum  pension  liability  net of tax  of  EUR  375,800  (2003:
     EUR 379,428).
          (ii) Unrealized losses on derivative financial instruments are net of tax of EUR 16,668,752 in March 2004 (2003: EUR 10,481,571).

          (d)  Total assets


                                                                                     Year ended     Year ended
                                                                                       March 31,     March 31,
                                                                                          2003         2004
                                                                                       EUR 000       EUR 000
      Total assets as reported in the consolidated balance sheets
      (Irish GAAP).......................................................              2,466,707    2,938,998
      Adjustments:
         Pension.........................................................                  3,111        3,200
         Unrealized gains on derivative financial instruments............                  2,893       14,632
         Amortization of goodwill........................................                      -        2,342
         Darley Investments Limited......................................                  (239)        (151)
         Capitalized interest re aircraft acquisition program ...........                 10,289       17,502
         Total assets as adjusted to accord with U.S. GAAP...............              2,482,761    2,976,523


          (e)  Cash flows

     In accordance with Irish GAAP, the Group complies with Financial Reporting Standard No. 1-"Cash flow statements" (FRS 1). Its objective and principles are similar to those set out in SFAS No. 95 "Statement of Cash Flows." The principal difference between the standards is in respect of classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and
(c) financing. Additionally, restricted cash is excluded from cash and cash equivalents for US GAAP purposes, but not under Irish GAAP.

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

      A summarized consolidated cash flow under US GAAP is as follows:


                                                                       Year ended    Year ended    Year ended
                                                                        March 31,     March 31,     March 31,
                                                                           2002          2003          2004
                                                                         EUR 000       EUR 000       EUR 000
      Cash inflow from operating activities........................       314,398       348,200       439,694
      Cash (outflow) from investing activities.....................     (551,146)     (575,806)     (354,299)
      Cash inflow from financing activities........................       330,181       282,590       121,734
      Increase in cash and cash equivalents........................        93,433        54,984       207,129
      Cash and cash equivalents at beginning of year...............       389,059       482,492       537,476
      Cash and cash equivalents at end of year*....................       482,492       537,476       744,605

       * The group's cash outflow from investing activities includes an increase in restricted cash balances at March 31, 2002, March 31, 2003 and March 31, 2004 of EUR nil, EUR 120.9 million and EUR 79.1 million to hedge its exposure to adverse movements in currency and interest rates in relation to its current and planned debt financing.


     The following table reconciles cash and cash equivalents as presented under U.S. GAAP with cash and liquid resources as presented under Irish GAAP:


                                                                        Year ended    Year ended     Year ended
                                                                         March 31,     March 31,      March 31,
                                                                           2002          2003            2004
                                                                         EUR 000       EUR 000         EUR 000
      Cash and cash equivalents under U.S. GAAP....................       482,492       537,476        744,605
      Restricted cash..............................................             -       120,890        200,000
      Deposits with a maturity between three and six months........       416,783       401,852        312,745
      Cash and liquid resources under Irish GAAP...................       899,275     1,060,218      1,257,350

      Supplemental schedule of Non-Cash Investing and Financing Activities.

     The Group did not enter into capital leases for new fixtures and fittings, plant and equipment and motor vehicles during the current or preceding two fiscal years. Principal payments under lease obligations entered into prior to March 31, 2004 totaled EUR nil (March 31, 2003: EUR 1,000; March 31, 2002: EUR 107,000) for the year.

      (f)  Profit and loss account as presented under US GAAP


                                                                     Year ended     Year ended      Year ended
                                                                      March 31,      March 31,       March 31,
                                                                        2002           2003            2004
                                                                      EUR 000        EUR 000         EUR 000
      Operating revenues
         Scheduled revenues............................................550,991        731,951         924,566
         Ancillary revenues.............................................73,059        110,557         149,658
      Total operating revenues-continuing operations.............      624,050        842,508       1,074,224
      Operating expenses
         Staff costs                                                  (77,025)       (91,907)       (123,535)
         Depreciation and amortization................................(59,010)       (76,865)       (101,391)
         Other operating expenses....................................(323,779)      (409,008)       (597,834)
      Total operating expenses...................................    (459,814)      (577,780)       (822,760)
      Operating income-continuing operations.....................      164,236        264,728         251,464
      Other income/(expenses)
         Interest receivable and similar income.........................27,548         31,363          23,891
         Interest payable and similar charges.........................(14,582)       (25,624)        (40,351)
         Foreign exchange gains/(losses).................................  975        (3,561)           3,217
         Gain/(losses) on disposal of fixed assets.......................  527           (29)             (9)
      Total other income/(expenses)..............................       14,468          2,149        (13,252)
      Income before taxation.....................................      178,704        266,877         238,212
         Taxation.....................................................(23,155)       (25,067)        (22,782)
         Net income....................................................155,549        241,810         215,430
         Basic earnings per ordinary share (euro cent)...................   21             32              28
         Diluted earnings per share (euro cent)..........................   21             31              28

         No. of ordinary shares (in '000's)*...........................728,726        755,055         757,447
         Diluted no of ordinary shares (in '000's).....................739,961        766,279         765,131


         *Five ordinary shares equal to one ADS

Total comprehensive income amounted to EUR 172.1 million, EUR 157.5 million and EUR 163.2 million in the year ending March 31, 2004, 2003 and 2002 respectively.

      (g)  New US accounting pronouncements

     In December 2003, the FASB issued Interpretation No. 46, revised-Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R addresses the consolidation of variable interest entities ("VIEs"), which includes entities that have one or more of the following characteristics:(1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this interpretation is required in financial statements that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R has not had a material impact on the group's financial statements.

     In December 2003, the FASB issued SFAS Statement No. 132 (revised) "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132 (revised)"). SFAS No. 132 (revised) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The additional disclosures required by SFAS No. 132 have been included within the US GAAP pensions disclosures provided within this section of the financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No, 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatory redeemable financial instruments or non-public utilities. The adoption of SFAS No. 150 did not impact on the group's financial statements.

     In April 2003, the FASB issued SFAS Statement No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends SFAS Statements No. 133, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendments to SFAS No. 133. SFAS No. 149 did not have a material impact on the group's results for the year.

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

Average Daily Flight Hour Utilization            Represents  the average  number of flight  hours flown in scheduled service  per day per  aircraft  for the  total  fleet  of  operated aircraft.

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


                                        A-2



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

                                  Date: September 29, 2004




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


Exhibit 12.1 Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

     4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

              (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

              (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

              (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date: September 29, 2004
                                    /s/ Michael O'Leary
                                    Michael O'Leary
                                    Chief Executive Officer

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

     4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

              (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

              (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

              (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date: September 29, 2004
                                    /s/ Howard Millar
                                    Howard Millar
                                    Chief Financial Officer



     Exhibit 13.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Ryanair Holdings plc (the "Company"), does hereby certify, to such officer's knowledge, that:

     The Annual Report on Form 20-F for the fiscal year ended March 31, 2004 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 29, 2004


                                            /s/ Michael O'Leary
                                            Name:  Michael O'Leary
                                            Title:    Chief Executive Officer
Dated: September 29, 2004


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