Form 20-F
RYANAIR HOLDINGS PLC
filed 2005-09-30
CIK 1038683

As filed with the Securities and Exchange Commission on September 30, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year Ended: March 31, 2005
                                       OR
              |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                     0-29304
                            (Commission file number)
                              Ryanair Holdings plc
             (Exact name of registrant as specified in its charter)
                              Ryanair Holdings plc
                 (Translation of registrant's name into English)
                               Republic of Ireland
                 (Jurisdiction of incorporation or organization)
                               c/o Ryanair Limited
                              Corporate Head Office
                                 Dublin Airport
                             County Dublin, Ireland
                    (Address of principal executive offices)

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

                          761,963,108 Ordinary Shares

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

                                     PART I



Item 1.  Identity of Directors, Senior Management and Advisers...................................................1

Item 2.  Offer Statistics and Expected Timetable.................................................................1

Item 3.  Key Information.........................................................................................1
              THE COMPANY........................................................................................1
              SELECTED FINANCIAL DATA............................................................................1
              EXCHANGE RATES.....................................................................................4
              SELECTED OPERATING AND OTHER DATA..................................................................6
              RISK FACTORS.......................................................................................7

Item 4.  Information on the Company.............................................................................19
              INTRODUCTION......................................................................................19
              STRATEGY..........................................................................................20
              INDUSTRY OVERVIEW.................................................................................23
                  European Airline Market.......................................................................23
                  Ireland, U.K. and Continental European Market.................................................24
                  The Acquisition of Buzz.......................................................................25
              ROUTE SYSTEM, SCHEDULING AND FARES................................................................26
                  Route System and Scheduling...................................................................26
                  Low and Widely Available Fares................................................................27
              MARKETING AND ADVERTISING.........................................................................27
              RESERVATIONS/RYANAIR.COM..........................................................................28
              AIRCRAFT..........................................................................................28
                  Aircraft......................................................................................29
                  Training and Regulatory Compliance............................................................30
              ANCILLARY SERVICES................................................................................30
              MAINTENANCE AND REPAIRS...........................................................................31
                  General.......................................................................................31
                  Heavy Maintenance.............................................................................32
              SAFETY RECORD.....................................................................................33
              AIRPORT OPERATIONS................................................................................33
                  Airport Handling Services.....................................................................33
                  Airport Charges...............................................................................34
              FUEL..............................................................................................35
              INSURANCE.........................................................................................36
              FACILITIES........................................................................................37
              TRADEMARKS........................................................................................38
              GOVERNMENT REGULATION.............................................................................38
                  Liberalization of the EU Air Transportation Market............................................38
                  Regulatory Authorities........................................................................38
                  Registration of Aircraft......................................................................41
                  Regulation of Competition.....................................................................41
                  Environmental Regulation......................................................................42
                  Slots.........................................................................................43
                  Other.........................................................................................44
              DESCRIPTION OF PROPERTY...........................................................................44




Item 5.  Operating and Financial Review and Prospects...........................................................44
              HISTORY...........................................................................................44
              BUSINESS OVERVIEW.................................................................................45
              RECENT OPERATING RESULTS..........................................................................46
              CRITICAL ACCOUNTING POLICIES......................................................................47
              RESULTS OF OPERATIONS.............................................................................49
              FISCAL YEAR 2005 COMPARED WITH FISCAL YEAR 2004...................................................50
              FISCAL YEAR 2004 COMPARED WITH FISCAL YEAR 2003...................................................54
              QUARTERLY FLUCTUATIONS............................................................................58
              U.S. GAAP RECONCILIATION..........................................................................58
              TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS.........................................59
              RECENTLY ISSUED ACCOUNTING STANDARDS..............................................................61
              LIQUIDITY AND CAPITAL RESOURCES...................................................................62
              OFF-BALANCE SHEET TRANSACTIONS....................................................................69
              TREND INFORMATION.................................................................................69
              INFLATION.........................................................................................70

Item 6.  Directors, Senior Management and Employees.............................................................70
              DIRECTORS.........................................................................................70
                  Action and Powers of Board of Directors.......................................................72
                  Composition and Term of Office................................................................73
                  Exemptions from Nasdaq Corporate Governance Rules.............................................73
              SENIOR MANAGEMENT.................................................................................74
              COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT...................................................76
                  Compensation..................................................................................76
                  Employment Agreements.........................................................................76
              EMPLOYEES AND LABOR RELATIONS.....................................................................77

Item 7.  Major Shareholders and Related Party Transactions......................................................78
              DESCRIPTION OF CAPITAL STOCK......................................................................78
              MAJOR SHAREHOLDERS................................................................................78
              RELATED PARTY TRANSACTIONS........................................................................79

Item 8.  Financial Information..................................................................................79
              CONSOLIDATED FINANCIAL STATEMENTS.................................................................79
              OTHER FINANCIAL INFORMATION.......................................................................79
                  Legal Proceedings.............................................................................79
                  Dividend Policy...............................................................................81
              SIGNIFICANT CHANGES...............................................................................81

Item 9.  The Offer and Listing..................................................................................81
              TRADING MARKETS AND SHARE PRICES..................................................................81

Item 10.  Additional Information................................................................................83
              OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................................83
              MEMORANDUM AND ARTICLES OF ASSOCIATION............................................................84
              MATERIAL CONTRACTS................................................................................86
              EXCHANGE CONTROLS.................................................................................86
              LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS................................................87
              TAXATION..........................................................................................89
                  Irish Tax Considerations......................................................................89
                  United States Tax Considerations..............................................................92
              DOCUMENTS ON DISPLAY..............................................................................94

Item 11.  Quantitative and Qualitative Disclosures About Market Risk............................................94
              GENERAL...........................................................................................94
              FUEL PRICE EXPOSURE AND HEDGING...................................................................95
              FOREIGN CURRENCY EXPOSURE AND HEDGING.............................................................96



              INTEREST RATE EXPOSURE AND HEDGING................................................................98

Item 12.  Description of Securities Other than Equity Securities................................................99

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies...................................................... 99

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds......................... 99

Item 15.  Controls and Procedures.............................................................................. 99

Item 16A.  Audit Committee Financial Expert.................................................................... 99

Item 16B.  Code of Ethics...................................................................................... 99

Item 16C.  Principal Accountant Fees and Services..............................................................100

Item 16D.  Exemptions from the Listing Standards for Audit Committees..........................................100

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers..............................100

                                    PART III

Item 17.  Financial Statements.................................................................................100

Item 18.  Financial Statements.................................................................................101

Item 19.  Exhibits.............................................................................................101

          Presentation of Financial and Certain Other Information

         As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings together with its consolidated subsidiaries. The terms "Ryanair Limited" and "Ryanair" refer to Ryanair Limited, a wholly-owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries. The term "fiscal year" refers to the twelve-month period ended on March 31 of such year. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "U.K." herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "U.K. pounds sterling," "sterling," "U.K.GBP" and "U.K. pence" are to the currency of the U.K. and references to "EUR," "euro" and "euro cents" are to the euro, the common currency of twelve Member States of the European Union (the "EU"), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

         The Company owns or otherwise has rights to the trademark RYANAIR(R) in certain jurisdictions. See "Item 4. Information on the Company-Trademarks." This report also makes reference to trade names and trademarks of companies other than the Company.

         Until March 31, 2005, the Company published its annual and interim Consolidated Financial Statements in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a detailed discussion of the differences between Irish GAAP and U.S. GAAP that affect the Company's Consolidated Financial Statements, see Note 31 to the Consolidated Financial Statements included in Item 18.

         From April 1, 2005, Ryanair Holdings is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union, in accordance with applicable EU law. See "Item 5. Operating Review and Financial Prospects-Transition to International Financial Reporting Standards" for information on material differences between IFRS and Irish GAAP that affect the Company's Consolidated Financial Statements, as well as a summary reconciliation to IFRS of the Company's stockholders' equity and net income as reported under Irish GAAP at and for the fiscal year ended March 31, 2005.

         The Company publishes its Consolidated Financial Statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of EUR1.00=$1.2969 or $1.00=EUR0.7711, the noon buying rate in New York City for cable transfers of foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2005. The Noon Buying Rate for euro on September 15, 2005 was EUR1.00=$1.222 or $1.00=EUR0.819. See "Item 3. Key Information-Exchange Rates" for information regarding historical rates of exchange relevant to the Company, and "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosure About Market Risk" for a discussion of the effects of changes in exchange rates on the Company.

           Cautionary Statement Regarding Forward Looking Information

         Except for the historical  statements  and  discussions  contained herein, statements contained in this Report constitute "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend" and similar expressions or variations on such expressions. Any filing of the Company with the U.S. Securities and Exchange Commission ("SEC") may include forward looking statements. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectation as to requirements for capital expenditures and regulatory matters. The Company's business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, aircraft availability costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel and other factors discussed herein. The Company disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

                                   THE COMPANY

         Ryanair operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes in Europe from its bases at Dublin, London , Shannon, London (Luton), Glasgow (Prestwick), Brussels (Charleroi),
Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Barcelona (Girona), Rome (Ciampino), Liverpool and Pisa airports, which together are referred to as "Ryanair's bases of operations" or "Ryanair's bases." Two additional bases at Cork, Ireland and Nottingham East Midlands, U.K. were announced during September 2005 and are expected to commence operations in the autumn of 2005. In operation since 1985, Ryanair pioneered the low fares operating model in Europe under a new management team in the early 1990s. The Company offers over 600 scheduled short-haul flights per day serving 107 locations throughout Europe, including 24 locations in the U.K. and Ireland, with an operating fleet of 92 aircraft flying approximately 266 routes.

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



Profit and Loss Account Data:

                                                                 Fiscal Year ended
                                                                     March 31,
                                  --------------------------------------------------------------------------------

Irish GAAP                          2005 (a)        2005         2004          2003         2002         2001
                                             (in thousands, except per Ordinary Share and per ADS data)


Total operating revenues.........    $1,733,418 EUR1,336,586  EUR1,074,224   EUR842,508  EUR624,050    EUR487,405
Total operating expenses
  excluding goodwill.............   (1,306,104)  (1,007,097)     (822,937)    (579,034)    (461,117)     (373,394)
Operating income before goodwill
   amortization..................       427,314      329,489       251,287      263,474     162,933       114,011
Goodwill amortization............       (2,755)      (2,125)       (2,342)            -           -             -
Operating income after goodwill
   amortization..................       424,559      327,364       248,945      263,474     162,933       114,011
Net interest (expense) income....      (37,814)     (29,157)      (23,673)          477       7,939         7,704
Other non-operating (expense)
   income........................       (2,952)      (2,276)         3,208          599       1,502         1,673
Profit before taxation...........       383,793      295,931       228,480      264,550     172,374       123,388
Taxation.........................      (37,857)     (29,190)      (21,869)     (25,152)     (21,999)      (18,905)
Profit after taxation............      $345,936   EUR266,741    EUR206,611   EUR239,398  EUR150,375    EUR104,483

Ryanair Holdings basic earnings
   per Ordinary Share
   (U.S. cents)/(euro cent) (b)..         45.52        35.10         27.28        31.71       20.64         14.81
Ryanair Holdings diluted
   earnings per Ordinary Share
   (U.S. cents)/(euro cent)......         45.27        34.91         27.00        31.24       20.32         14.63
Ryanair Holdings basic earnings
   per ADS (U.S. cents)/(euro
   cent)(c)......................        227.61       175.50        136.40       158.55      103.20         74.05


U.S.GAAP

 Total operating revenues......     $1,733,418 EUR1,336,586  EUR1,074,224   EUR842,508    EUR624,050 EUR487,405
 Total operating expenses......    (1,294,227)    (997,939)     (822,769)    (577,809)     (459,814)   (370,455)
 Operating income..............        439,191      338,647       251,455      264,699      164,236     116,950
 Net interest (expense) income.       (27,640)     (21,312)      (16,460)        5,739       12,966       7,704
 Other non-operating (expense)
    income.....................        (3,013)      (2,323)         3,217      (3,561)        1,502       8,476
 Income before taxation........        408,538      315,012       238,212      266,877      178,704     133,130
 Taxation......................       (40,979)     (31,598)      (22,782)     (25,067)     (23,155)    (20,742)
 Net income....................       $367,559   EUR283,414   EUR215,430    EUR241,810   EUR155,549  EUR112,388
 Basic earnings per Ordinary Share
    (U.S. cents)/(euro cent) (b)...         48           37            28           32           21          15
 Diluted earnings per Ordinary
    Share (U.S. cents)/(euro
    cent)(b)...................             48           37            28           31           20          15
Basic earnings per ADS
    (U.S. cents)/(euro cent) (c)..         243          187           142          160          103          74
__________________________
See notes on next page.




Balance Sheet Data:
                                                                        As of March 31,
Irish GAAP                                 2005(a)        2005         2004         2003           2002          2001
                                                                        (in thousands)

Cash and liquid resources.........       $2,092,734 EUR1,613,643  EUR1,257,350   EUR1,060,218   EUR899,275    EUR626,720
Total assets..................            4,940,800    3,809,700     2,938,998      2,466,707    1,889,572     1,277,252
Long-term debt, including capital
  lease obligations...............        1,834,928    1,414,857       952,982        837,225      550,503       402,750
Shareholders' equity..............        2,240,279    1,727,411     1,455,288      1,241,728    1,002,274       669,898

                                                                          As of March 31,
U.S. GAAP                                  2005(a)       2005          2004          2003           2002          2001
                                                                         (in thousands)
Cash and cash equivalents.........       $1,141,526   EUR880,196    EUR744,605     EUR537,476   EUR482,492   EUR389,059
Total assets......................        4,979,770    3,839,749     2,961,891      2,479,868    1,896,686    1,279,088
Long-term debt, including capital
  lease obligations...............        1,834,928    1,414,857       952,981        837,225      550,503      402,750
Shareholders' equity..............        2,113,712    1,629,819     1,356,281      1,177,187    1,019,607      674,386



Cash Flow Statement Data:
                                                                    As of March 31,
Irish GAAP                                       2005(a)       2005        2004         2003        2002        2001
                                                                    (in thousands)

  Net cash inflow from operating
     activities............................     $688,025    EUR530,515    EUR462,062  EUR351,003  EUR309,109   EUR229,802
  Net cash (outflow)/inflow from returns
     on investment and servicing of finance      (34,202)     (26,372)       (20,313)        608      10,360        5,569
  Taxation.................................       (4,644)      (3,581)        (2,056)     (3,410)     (5,071)     (13,813)
  Net cash (outflow) from capital
     expenditure...........................     (800,059)    (616,901)      (331,599)   (469,847)   (372,024)    (356,213)
  Net cash (outflow) from acquisition
     of subsidiary undertakings............       (2,877)      (2,218)       (32,696)          -           -            -
  Net cash inflow/(outflow) before financing
     and management of liquid resources.....    (153,757)    (118,557)        75,398    (121,646)    (57,626)    (134,655)
  Net cash inflow/(outflow) from financing
     and management of liquid resources.....     195,907      151,058       (126,515)    120,449      78,513      174,196
  Increase/(decrease) in cash...............     $42,150    EUR32,501     (EUR51,117)  (EUR1,197)  EUR20,887    EUR39,541

                                                                      As of March 31,
U.S. GAAP                                         2005(a)        2005           2004        2003        2002         2001
                                                                      (in thousands)
  Net cash inflow from operating
     activities.............................    $649,179   EUR500,562     EUR439,694  EUR348,200  EUR314,398   EUR221,558
  Net cash (outflow) from investing
     activities.............................  (1,089,164)    (839,821)      (354,299)   (575,806)   (551,146)    (360,056)
  Net cash inflow from financing
     activities.............................     615,833      474,850        121,734     282,590     330,181      406,127
  Increase in cash and cash equivalents.....     175,848      135,591        207,129      54,984      93,433      267,629
  Cash and cash equivalents at beginning
     of year................................     965,678      744,605        537,476     482,492     389,059      121,430
  Cash and cash equivalents at end of
     the year............................     $1,141,526   EUR880,196     EUR744,605  EUR537,476  EUR482,492   EUR389,059



(a) Dollar amounts are translated from euro solely for convenience at the Noon Buying Rate on March 31, 2005, of EUR1.00=$1.2969 or $1.00=EUR0.7711.

(b) Earnings per share data have been adjusted to give effect to the two-for-one stock split effected in December 2001 and those shares issued in connection with the stock offerings conducted outside the United States in accordance with Regulation S under the Securities Act in February 2001 and February 2002.

(c) Represents basic earnings per Ordinary Share or net income per Ordinary Share multiplied by five.

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

    U.S. dollars per EUR1.00 (1)
                                                                         End of
Year ended December 31,                                                  period   Average(2)     Low       High
2000................................................................      0.939       0.920        -         -
2001................................................................      0.882       0.892        -         -
2002................................................................      1.050       0.946        -         -
2003................................................................      1.260       1.141        -         -
2004................................................................      1.354       1.248


Month ended
March 31, 2005.....................................................          -            -     1.288    1.341
April 30, 2005.....................................................          -            -     1.282    1.304
May 31, 2005.......................................................          -            -     1.235    1.293
June 30, 2005......................................................          -            -     1.204    1.232
July 31, 2005......................................................          -            -     1.220    1.192
August 31, 2005....................................................          -            -     1.215    1.243
Period ending September 15, 2005...................................          -            -     1.222    1.254


U.K. pounds sterling per EUR1.00 (3)

                                                                         End of
Year ended December 31,                                                  period   Average(2)     Low      High

2000................................................................      0.630       0.609        -         -
2001................................................................      0.611       0.620        -         -
2002................................................................      0.652       0.629        -         -
2003................................................................      0.706       0.694        -         -
2004................................................................      0.708       0.679        -         -


Month ended
March 31, 2005......................................................         -            -     0.686    0.699
April 30, 2005......................................................         -            -     0.675    0.687
May 31, 2005........................................................         -            -     0.677    0.690
June 30, 2005.......................................................         -            -     0.663    0.676
July 31, 2005.......................................................         -            -     0.675    0.697
August 31, 2005.....................................................         -            -     0.678    0.695
Period ending September 15, 2005....................................         -            -     0.673    0.681


U.K. pounds sterling per US$1.00(4)
                                                                         End of
Year ended December 31,                                                  period   Average(2)      Low     High
2000.................................................................     0.667       0.662         -        -
2001.................................................................     0.688       0.695         -        -
2002.................................................................     0.621       0.666         -        -
2003.................................................................     0.560       0.608         -        -
2004.................................................................     0.522       0.545         -        -


Month ended
March 31, 2005.......................................................         -           -      0.518   0.536
April 30, 2005.......................................................         -           -      0.521   0.534
May 31, 2005.........................................................         -           -      0.525   0.549
June 30, 2005........................................................         -           -      0.544   0.558
July 31, 2005........................................................         -           -      0.563   0.578
August 31, 2005......................................................         -           -      0.551   0.565
Period ending September 15, 2005.....................................         -           -      0.543   0.553


(1)   Based on the Noon Buying Rate for euro.
(2) The average of the relevant exchange rates on the last business day of each month during the relevant period.
(3) Based on the composite exchange rate as quoted at 5 p.m. New York time by Bloomberg.
(4)   Based on the Noon Buying Rate for U.K. pounds sterling.

     As of September 15, 2005, the exchange rate between the U.S. dollar and the euro was EUR1.00=$1.222, or $1.00=EUR0.819 the exchange rate between the U.K. pound sterling and the euro was U.K.GBP1.00=EUR1.468, or EUR1.00=U.K.GBP0.681; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K.GBP1.00=$1.807, or $1.00=U.K.GBP0.553. For a discussion of the impact of exchange rate fluctuations on the Company's results of operations, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                        SELECTED OPERATING AND OTHER DATA

     The following table sets forth certain operating data of Ryanair for each of the five fiscal years shown. Such data are derived from the Consolidated Financial Statements prepared in accordance with Irish GAAP (except as otherwise indicated) and certain other data and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A. See the notes following the table for explanatory material and Note 31 to the Consolidated Financial Statements included in Item 18 for a detailed discussion of the principal differences between Irish GAAP and U.S. GAAP.


                                                               Fiscal Year ended March 31,
                                                     2005            2004          2003          2002           2001
Operating Data:
Irish GAAP and U.S. GAAP
Average Yield per RPM (EUR)...............          0.081           0.089         0.108         0.122          0.139
Average Yield per ASM (EUR)...............          0.063           0.066         0.084         0.091          0.098
Average Passenger Spend per Flight (EUR)..          3.121           3.070         3.518         3.630          3.600
Average Fuel Cost per U.S. Gallon (EUR)...          1.060           0.816         0.930         1.007          0.750
Irish GAAP................................
Cost per ASM (CASM) (EUR)(a)..............          0.053           0.055         0.062         0.071          0.079
Operating Margin..........................            25%             23%           31%           26%            23%
U.S. GAAP.................................
Cost per ASM (CASM) (EUR)(a)..............          0.053           0.055         0.061         0.071          0.078
Operating Margin..........................            25%             23%           31%           26%            24%
Other Data: (Irish GAAP, except where
  described as U.S. GAAP)
Revenue Passengers Booked.................     27,593,923      23,132,936    15,736,936    11,091,066      8,051,633
Revenue Passengers Flown                       25,641,508      21,244,130    14,427,329    10,202,193      7,434,640
Revenue Passenger Miles (RPMs)............ 13,862,254,136  10,425,878,625 6,781,128,672 4,505,861,947  3,118,098,414
Available Seat Miles (ASMs)............... 17,812,432,791  13,996,127,688 8,744,373,118 6,081,007,925  4,439,036,540
Flown Passenger Load Factor...............            78%             74%           78%           74%            70%
Booked Passenger Load Factor                          84%             81%           85%           81%            77%
Break-even Load Factor (a)................            65%             62%           57%           58%            57%
Break-even Load Factor (U.S. GAAP) (a)....            65%             62%           57%           58%            56%
Total Break-even Load Factor(b)...........            60%             57%           53%           54%            53%
Average Length of Passenger Haul
  (miles).................................            541             491           473           442            419
Sectors Flown.............................        187,470         171,726       115,325        90,124         72,655
Average Flown Passenger Fare (EUR)........          43.96           43.52         50.73         54.01          58.23
Average Booked Passenger Fare (EUR).......          40.85           39.97         46.51         49.68          53.77
Number of Airports Served at Period End.               95              84            62            52             45
Average Daily Flight Hour Utilization
  (hours).................................           9.32            8.37          8.02          7.28           6.82
Employees at Period End...................          2,717           2,302         1,897         1,531          1,476
Employees per Aircraft at Period End .....             31              32            35            37             41
Booked Passengers per Employee at
  Period End..............................         10,156          10,049         8,296         7,244          5,455

______________________


(a) For the purposes of calculating Cost per ASM, and Break-even Load Factor, costs for fiscal 2001 through fiscal 2004 include the costs of Ryanair's charter operations, but not the revenues or seat miles of such charter operations. The costs and revenues of all other ancillary services are also excluded in calculating these measures. Ryanair ceased its charter operations in April 2003.

(b) Total Break-even Load Factor is calculated on the basis of total costs and revenues, including the costs and revenues from all ancillary services.

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

     While Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements, in light of the significant increases in oil prices in recent years, the Company now enters into any such hedging arrangements on a more selective basis. At September 15, 2005, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for September 2005 at prices equivalent to approximately $57 per barrel of Brent crude oil, and a comparable percentage of its anticipated requirements for the period from October 1, 2005 through March 31, 2006 at prices equivalent to approximately $49 per barrel. Ryanair paid spot market prices for its jet fuel during November 2004, as well as for the first five months of fiscal 2006. Ryanair has not otherwise entered into agreements to guarantee its supply of fuel. As a result of Ryanair's decision to be more selective in entering into new hedging arrangements, the Company may be more exposed to risks arising from fluctuations in the price of fuel, especially in light of recent significant increases. There can be no assurance that Ryanair's current or any future such arrangements will be adequate to protect Ryanair from further increases in the price of fuel, or that fuel prices will decline from their current high levels any time in the near future. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging."

     Based upon Ryanair's fuel consumption for the fiscal year ended March 31, 2005, a change of one U.S. cent in the average annual price per gallon of aviation fuel would have caused a change of approximately EUR2.5 million in the Company's annual fuel costs. Ryanair's fuel costs in the fiscal year ended March 31, 2005, after giving effect to the Company's fuel hedging activities, increased by 51.6% over the comparable period ended March 31, 2004, to EUR265.3 million, primarily due to the increase in the average price of fuel, an increase in the number of sectors flown and the average sector length as a result of the expansion of Ryanair's fleet and route network, offset in part by improvements in fuel burn per hour and the positive impact on fuel costs of the strengthening of the euro against the dollar. Ryanair estimates that its fuel cost would have been approximately EUR304.5 million in fiscal year 2005, compared to EUR260.5 million in fiscal 2004 (excluding de-icing costs of EUR4.8 million in 2005 and EUR3.7 million in 2004) had Ryanair not had any hedging arrangements in place. Because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated substantial expansion of Ryanair's fleet will result in a substantial increase, in absolute terms, in Ryanair's aggregate fuel costs.

Further Terrorist Attacks in London or Other Destinations Could Have a Detrimental Effect on the Company

     Reservations on Ryanair's flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005 and the failed attacks on July 21, 2005. In fiscal 2005, flights into and out of London accounted for 15.4 million, or 56%, of passengers traveling on the Company's network. As in the past, the Company reacted to these acts of terrorism by initiating system-wide fare sales to stimulate demand for air travel. Future acts of terrorism, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company's profitability or financial condition should the public's willingness to travel to and from those markets be reduced as a result. See also "Risks Related to the Airline Industry-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry."

The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports

     In December 2002, the European Commission announced the launch of an investigation into the April 2001 agreement between Ryanair and Brussels (Charleroi) airport and the airport's owner, the government of the Walloon Region of Belgium which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi).

     In February 2004, the European Commission found that a portion of the Company's arrangements between Ryanair, the airport and the region constituted illegal state aid, and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. In May 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting the decision be annulled. No assurance can be given that this appeal will be successful. In addition, in April 2004, the Walloon Region wrote to Ryanair requesting repayment of all amounts that had been deemed illegal, although it acknowledged Ryanair's right to offset against these amounts certain costs incurred in relation to the establishment of the base, in accordance with the Commission's decision. In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately EUR4 million, excluding any interest that may be due. Ryanair believes that no repayment is due when such offsets are taken into account, although it has placed this amount in escrow pending the outcome of its appeal.

     In May 2005, the Walloon Region initiated a new proceeding currently pending before the Irish High Court to recover a further EUR2.3 million in start-up costs that had been reimbursed to Ryanair in connection with its establishment of the base. Ryanair does not believe any such payment is due and intends to defend the action. For additional details on this matter, please see "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     In an unrelated, though similar, matter, in July 2003, a Strasbourg court ruled (on the basis of a complaint by the Air France Group ("Air France")) that marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted unlawful state aid. The judgment took effect on September 24, 2003 and has been upheld by one appeals court. Ryanair has appealed this decision to a higher court on the basis that the marketing support granted was not state aid; however, pending the outcome of this appeal, Ryanair decided to close the Strasbourg route and has instead opened a route from Baden-Karlsruhe in Germany to London (Stansted) (Baden airport is located some 40 kilometres from Strasbourg). Ryanair has confirmed that it will reopen the route if its appeal is successful, although no assurance can be given that Ryanair will in fact prevail.

     Ryanair is facing similar legal challenges by third parties with respect to agreements with certain other airports. Adverse rulings in these or similar cases could be used as precedents by other competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately-owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company.

     On September 6, 2005, the EU Commission announced new guidelines on the financing of airports and provision of start-up aid to airlines by certain publicly owned airports based on the Commission's finding in the Charleroi case. See "Item 8. Financial Information-Consolidated Financial Information-Legal Proceedings."

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment

     Ryanair operates in a highly competitive marketplace, with a large number of new entrants, traditional airlines and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs) and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair's principal and potential competitors are state-owned or controlled flag carriers and may have greater name recognition and resources and may have received or may receive in the future significant amounts of subsidies and other state aid from their respective governments. In addition, negotiations between the EU and the United States on a comprehensive "open skies" agreement could result in the removal of current barriers to the entry of U.S. carriers into the intra-EU market. See "Item 4. Information on the Company-Government Regulation-Liberalization of the EU Air Transportation Market."

     The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. The number of new entrant low-fares airlines and traditional carriers offering lower, more competitive fares in direct competition with Ryanair across its route network has increased significantly as a result of the liberalization of the EU air transport market and greater public acceptance of the low fares product. Increasing price competition and the resulting lower fares, combined with the continuing increases in the Company's capacity in recent years (including an increase of approximately 15% during fiscal 2005) have combined to put downward pressure on the Company's yields, although this price pressure was mitigated during fiscal 2005 (when Ryanair's yields per passenger increased by approximately 2%) by multiple fuel surcharges imposed by many of the Company's competitors (but not Ryanair) as a result of significantly higher fuel prices. Should the current high oil prices decline, downward pressure on yields in Europe could return.

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

     Taking into account the retirement of Ryanair's nine remaining Boeing 737-200As, Ryanair expects to have at least 107 aircraft in its fleet by March 31, 2006. With the Company's current orders for aircraft it is obligated to buy (or "firm" orders) under its contracts with The Boeing Company ("Boeing"), the Company expects to increase the size of its fleet to consist of 230 737-800 "next generation" aircraft by December 2011, and may elect to enlarge its fleet further by exercising any of the 188 options to purchase new aircraft it currently has for periods through fiscal 2014 under its agreements with Boeing. For additional information on the Company's aircraft fleet and expansion plans, see "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes, or that traffic growth will not prove to be greater than the expanded fleet can accommodate; in either case, such developments could have a material adverse effect on the Company's business, results of operations and financial condition.

     Ryanair plans to finance its existing firm order aircraft through a combination of new bank loan facilities supported by a guarantee from the Export-Import Bank of the United States and similar to those already in place, bank debt provided by commercial bankers, operating and finance leases via sale and leaseback transactions, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operations and financial condition. In addition, the financing of new and existing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair's ability to draw down funds under its existing bank loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to the bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has a preliminary commitment from the Export Import Bank of the United States to provide a loan guarantee covering 29 of the 147 firm order aircraft, and is assessing proposals for financing aircraft due for delivery in the medium term. For additional details on Ryanair's financings, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

     In addition, Ryanair is dependent on its contracts with Boeing for the acquisition of the additional aircraft needed to implement its expansion plans. A strike by Boeing machinists halted Boeing's aircraft assembly operations for most of the month of September 2005, resulting in the delay of certain aircraft deliveries to the Company and minor modifications to the Company's operating schedule in September and October 2005. See "Item 4. Information on the Company-Aircraft" for additional information. As the strike terminated only on September 29, 2005, the Company's management has not yet been able to establish the exact delivery dates of three aircraft that had been scheduled for delivery during September, or the extent of the expected delay in delivery of aircraft that had been scheduled for delivery in October (four), November (three) and December (two) 2005. Based on initial discussions with Boeing management, the Company anticipates that the backlog of deliveries will be cleared by the end of December 2005, such that all deliveries planned for January 2006 onward should be delivered in the originally scheduled month. While management does not currently anticipate that late deliveries of the 12 aircraft scheduled to be delivered between September and December 2005 will have a material impact on the Company's financial performance or adversely impact its operations, should Boeing be unable to make near-term deliveries in accordance with the Company's expectations, or should Boeing otherwise be unable to deliver planes under contract to the Company in accordance with the current schedule, the Company is unlikely to be able to obtain substitute aircraft on similarly favorable terms, and may therefore be unable to expand its business in accordance with its current plans.

The Company's Rapid Growth May Expose It To Risks

     Ryanair's operations have grown rapidly since it pioneered the low fares operating model in Europe in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." Ryanair intends to continue to expand its fleet and add new destinations and additional flights to its schedule, which are expected to increase Ryanair's scheduled passenger volumes in fiscal year 2006 to approximately 35 million passengers, an increase of approximately 27% over fiscal year 2005 levels of 27.6 million passengers, although no assurance can be given that these targets will in fact be met. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks that could have an adverse effect on its results of operations and financial condition. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

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

Ryanair's New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results

     Currently, a substantial number of low-fares carriers operate routes that compete with the Company's, and Ryanair expects to face further intense competition. See "Item 4. Information on the Company-Industry Overview--European Market."

     When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company's results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair's low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the period that they are in effect. See "Item 4. Information on the Company-Route System, Scheduling and Fares." Ryanair expects to have other substantial cash needs as it expands, including cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional 737-800s. There can be no assurance that the Company will have sufficient cash to fund such projects, and to the extent Ryanair may be unable to expand its route system successfully, its future revenue and earnings growth would in turn be limited.

Ryanair's Continued Growth Is Dependent on Access to Suitable Airports; Charges for Airport Access Are Subject to Increase

     Airline traffic at certain European airports is regulated by a system of "grandfather" rights in relation to "slot" allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair's bases of operations currently have no slot allocations, traffic at 24 of the airports Ryanair serves, including its bases at London (Stansted), Milan (Bergamo), Barcelona (Girona) and Rome (Ciampino), is currently regulated through slot allocations. In addition, the Irish Commission for Aviation Regulation is seeking to impose full slot coordination at Dublin airport starting in March 2006. Applicable EU regulations currently prohibit the buying or selling of slots for cash, and there is no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future at the time it needs them or on acceptable terms. There can also be no assurance that its non-slot bases or the other airports Ryanair serves will continue to operate without slot allocations in the future. See "Item 4. Information on the Company-Government Regulation-Slots."

     Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

     Ryanair's future growth is also materially dependent on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's low-fares strategy. Any condition that denies, limits or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations. See "Item 4. Information on the Company - Airport Operations - Airport Charges." See also "-The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports."

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

     In line with Ryanair's fleet replacement program, the Company plans to retire the remaining nine Boeing 737-200A aircraft based in Dublin from the fleet by December 2005 and to replace them with Boeing 737-800 aircraft. As a result of the retirement of the Boeing 737-200A aircraft, Ryanair has required its pilots who lack the necessary training to undergo a conversion training process to enable them to fly the new Boeing 737-800 aircraft. Starting in the fall of 2004, Ryanair made a number of written offers to an initial seven of its approximately 70 Dublin-based pilots to enable them to participate in a re-training process in order to obtain the correct type rating for flying the Boeing 737-800 aircraft. After rejecting a series of offers, these initial seven pilots have now agreed to undertake the training on Ryanair's offered terms, which include that they pay in advance the EUR15,000 cost of the conversion training. However, these pilots are at the same time challenging these terms before the Labour Relations Commission on grounds of victimization. Ryanair will be making further offers to the remainder of its pilots in Dublin over the next few months, and is actively encouraging Dublin-based pilots, who account for less than 10% of the Company's total pilot body, to participate in the retraining process. While the Company believes these court proceedings are meritless and is contesting the pilots' challenge, should all of Ryanair's Dublin-based pilots make similar claims, and the court rule in their favor, the Company could face potential sanctions in an amount up to a maximum of twice the annual salary of the affected pilots. There can be no assurance that the Company will be successful in defending against these claims. Although Ryanair believes it will have sufficient numbers of available pilots to operate the new 737-800 aircraft , any material sanctions imposed on Ryanair or any significant industrial action by the pilots could have a material adverse effect on the Company's business, operating results and financial condition.

     Ryanair currently negotiates with groups of employees, including its pilots, through "Employee Representation Committees," regarding pay, work practices and conditions of employment, including conducting formal binding negotiations with these internally elected collective bargaining units. Ryanair considers its relationship with its employees to be good, although the Company has once in the past experienced work stoppages by certain groups of its employees. In addition, in the United Kingdom, the British Airline Pilots Association ("BALPA") in 2001 unsuccessfully sought to represent Ryanair's U.K. based pilots in their negotiations with the Company. However, BALPA can request that a new ballot on representation be undertaken among Ryanair's U.K. pilot body, which if successful would allow the U.K. pilots to be represented by BALPA in negotiations over pilot salaries and working conditions. For additional details, see "Item 6. Directors, Senior Management and Employees-Employees and Labor Relations."

     If any future occurrence of such events were to alter Ryanair's historical experience of flexibility in dealing with employees or were to alter the public's perception of Ryanair generally, it could have a material adverse effect on the Company's business, operating results and financial condition.

The Company Is Dependent on the Ireland-U.K. Market

     For the fiscal years ended March 31, 2004 and 2005, passengers on Ryanair's routes between Ireland and the U.K. accounted for 28.6% and 23.6% of total passenger revenues respectively, with routes between Dublin and London accounting for approximately 10.7% and 9.0%, respectively, of total passenger revenues in fiscal 2004 and 2005, and the Dublin-London (Stansted) route alone accounting for approximately 6.0% and 5.1% of such totals, respectively. Ryanair's business would be adversely affected by any circumstance causing a reduction in general demand for air transportation services in Ireland or the U.K., including, but not limited to, adverse changes in local economic conditions, political disruptions or violence (including terrorism) or significant price increases linked to increases in airport access costs or taxes imposed on air passengers. See "-Risks Related to the Company-Further Terrorist Attacks in London or Other Destinations Could Have a Detrimental Effect on the Company" above. In addition, so long as the Company's operations remain dependent on routes between Ireland and the U.K., the Company's future operations will be adversely affected if there is increased competition in this market. See "Item 4. Information on the Company-Industry Overview-Ireland-U.K. and Continental European Market."

The Company Is Dependent on Third Party Service Providers

     Ryanair currently contracts its heavy airframe maintenance overhauls, engine overhauls and "rotable" repairs to outside contractors approved under the terms of Part 145, the European airline industry standard for maintenance. The Company also contracts its ticketing, passenger and aircraft handling and ground handling services at airports other than Dublin and those served by Ryanair in Spain to established third party providers. See "Item 4. Information on the Company-Maintenance and Repairs-Heavy Maintenance" and "Item 4. Information on the Company-Airport Operations--Airport Handling Services."

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

The Company Is Dependent on Key Personnel

     The Company's success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O'Leary, the Chief Executive of Ryanair, and key financial, commercial, operating and maintenance personnel. Mr. O'Leary's current contract may be terminated by either party upon 12 months' notice. See "Item 6. Directors, Senior Management and Employees-Compensation of Directors and Senior Management-Employment Agreements." The Company's success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively both independently and as a group. Although the Company's employment agreements with Mr. O'Leary and its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

The Company Faces Risks Related to Its Internet Reservations Operations

     As of September 1, 2005, in excess of 98% of Ryanair's daily flight reservations were made through its website. Although the Company has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at the single center, in order to make reservations.

     Ryanair is in the process of installing a stand-alone booking engine that would act as a support to its existing platform in the event of a breakdown in this facility. This process is due for completion by the end of September 2005 and Ryanair expects it to provide added independent security to support its reservation system in the event of a failure on its booking engine. However, there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a breakdown of these systems, which in turn could have a material adverse affect on the Company's operating results or financial condition.

                      Risks Related to the Airline Industry

EU Regulation on Passenger  Compensation  Could  Significantly  Increase Related
Costs

     The European Union has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004), which came into force on February 17, 2005. This legislation also imposes fixed levels of compensation to passengers for cancelled flights, except where the airline can prove that such cancellation is caused by extraordinary circumstances, such as weather, air-traffic control delays or safety issues. The regulation calls for compensation of either EUR250, EUR400 or EUR600 per passenger, depending on the length of the flight. As Ryanair's average flight length is less than 1,500 km and therefore considered a short-haul flight, the amount payable would therefore generally be EUR250 per passenger, per occurrence. Passengers subject to long delays (in excess of two hours for short haul flights) would also be entitled to "assistance" including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline would be required to reimburse the cost of the ticket or provide re-routing to the passenger's final destination.

     The European Low Fares Airline Association (ELFAA), of which Ryanair is a member, has sought and received from the U.K. High Court a reference to the European Court of Justice challenging the validity of this regulation, on the basis that the legislation discriminates against airlines in general and low fares airlines in particular, and does not benefit consumers. ELFAA has also argued that the regulation is anti-competitive as it does not apply to other competing modes of transport, such as trains, ferries and bus coaches. The case was heard on June 7, 2005. On September 6, 2005, the Advocate General of the European Court of Justice issued his opinion in the case, finding the regulation valid and rejecting the challenges raised by ELFAA. Although opinions of the Advocate General are not binding, the Court generally follows them in a significant majority of cases. The Court's decision is expected before the end of 2005.

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

Implementation of the Montreal Convention for Lost, Damaged or Delayed Luggage Could Also Increase Costs

     The Montreal Convention on the Unification of Certain Rules for International Air Carriage was adopted in Montreal in May 1999. The Convention consolidated, updated and has replaced all previous agreements on air carrier liability, including the 1929 Warsaw Convention. The Convention came into force for all EU countries on June 28, 2004. Passengers can now claim up to 1,000 Special Drawing Rights (SDRs) (currently approximately EUR1,190) for lost, damaged or delayed luggage. Passengers submitting baggage claims will have to provide evidence to back up these claims. This compares to the previous weight-based compensation system under the 1929 Warsaw Convention, which limited liability for lost, damaged or delayed luggage to 17 SDRs (currently approximately EUR20) per kilo of checked hold baggage.

     Although Ryanair has a record for losing fewer bags in comparison to other major European carriers, and the Convention's coming into force has had no material impact on the Company to date, there can be no assurance that the Company will not incur a significant increase in costs in connection with lost baggage, which could have an adverse effect on the Company's operating costs and in turn reduce its profitability.

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

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry

     The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the U.S. Although carriers such as Ryanair that operate exclusively in Europe have generally been spared from such material adverse impacts on their businesses to date, the cost to all commercial airlines of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism has increased dramatically since these attacks. See "Item 4. Information on the Company-Insurance." In addition, Ryanair's insurers have indicated that the scope of the Company's current act of war-related insurance may exclude certain types of catastrophic incidents, such as biological, chemical or "dirty bomb" attacks. This could result in the Company's seeking alternative coverage, including government insurance or self insurance, which could lead to further increases in costs. Although Ryanair to date has passed on the increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. In response to the dramatic drop in revenue and expected increases in costs, airlines in the U.S. and certain European carriers with significant U.S. operations have sought, and in certain cases, already received, governmental assistance in the form of financial aid, although Ryanair has not sought or received any such aid.

     Ryanair does not fly to the U.S., and although it experienced a decline of approximately 10% in reservations in the week following the 9/11 terrorist attacks, the number of flight bookings had returned to normal levels by the end of September 2001. Nonetheless, because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. See also "-Risks Related to the Company-Further Terrorist Attacks in London and Other Destinations Could Have a Detrimental Effect on the Company." Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S., or particularly in Europe, any significant new military actions by the U.S. and any allies (such as the war in Iraq) or any related economic downturn would be likely to have a material adverse effect on demand for air travel and thus on Ryanair's business, operating results and financial condition.

The Company Faces the Risk of Loss and Liability

     Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, insurance for pilots' loss of license and other business insurance in amounts per occurrence that are consistent with industry standards. Although Ryanair currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from any accidents. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See "-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry" above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could cause a public perception that Ryanair's aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

     EU Regulation No. 2027/97, as amended by Regulation No. 889/2002, governs air carrier liability. See "Item 4. Information on the Company-Insurance" for details on this legislation. This legislation increased the potential exposure of air carriers, such as Ryanair, and although Ryanair has extended its liability insurance accordingly to meet the requirements of the legislation, no assurance can be given that other laws, regulations or policies will not be applied, modified or amended in a manner that has a material adverse effect on the Company's financial condition or results of operations.

Airline Industry Margins Are Subject to Significant Uncertainty

     The airline industry is characterized by high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company's growth or financial performance. See "Item 5. Operating and Financial Review and
Prospects." The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry's high susceptibility to price discounting. See "-The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment" above.

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

     There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair's aircraft and result in an increase in Ryanair's cost of maintenance or other costs beyond management's current estimates. In addition, should Ryanair's aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair's aircraft are less than completely reliable, the Company's business could be materially adversely affected.

Currency Fluctuations Affect the Company's Results

     Although the Company is headquartered in Ireland, a significant portion of its operations is conducted in the U.K. Consequently, the Company has operating revenues and operating expenses, as well as assets and liabilities, denominated in currencies other than the euro; for example, fuel, aircraft, insurance and some maintenance obligations are denominated in U.S. dollars, and U.K.-related revenues and expenses are denominated in U.K. pounds sterling. The Company's results of operations and financial condition can therefore be significantly affected by fluctuations in the respective values of those currencies. Ryanair's operations are also subject to significant direct exchange rate risks between the euro and the U.S. dollar because of the significant portion of its operating costs incurred in U.S. dollars, as none of its revenues are denominated in U.S. dollars. Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and sterling, and between sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See "Item 11. Quantitative and Qualitative Discussion About Market Risk."

         Risks Related to Ownership of Ryanair's Ordinary Shares or ADSs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU Nationals, and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals

     EU Regulation No. 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. The Board of Directors of Ryanair Holdings are given certain powers under Ryanair Holdings' Articles of Association (the "Articles") to take action to ensure that the amount of shares held in Ryanair Holdings by non-EU nationals ("Affected Shares") does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors will, from time to time, set a "Permitted Maximum" on the number of the Company's Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company's ability to operate that include identifying those shares, American Depositary Shares ("ADSs") or Affected Shares which give rise to the need to take action and treat such shares, ADSs, or Affected Shares as "Restricted Shares." The Board of Directors may, under certain circumstance, deprive holders of Restricted Shares of their rights to attend, vote and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such shares themselves if the holder fails to comply. The Company in 2002 also implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals" for a detailed discussion of the restrictions on share ownership and the current ban on share purchases by non-EU nationals.

     As of June 30, 2005, EU nationals owned at least 53.8% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares).

Holders of Ordinary Shares are Currently Unable to Convert those Shares into American Depository Shares

     In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York, the depositary for its ADS program, to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also "-EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals" above.

The Company's Results of Operations Can Fluctuate Significantly

     The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. See "Item 5. Operating and Financial Review and Prospects-Quarterly Fluctuations." Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

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

Ryanair Holdings Does Not Intend to Pay Dividends

     Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares, and does not anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. See "Item 8. Financial Information-Other Financial Information-Dividend Policy." As a holding company, Ryanair Holdings does not have any material assets other than interests in the shares of Ryanair.

Item 4.  Information on the Company

                                  INTRODUCTION

     The Company operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes between Ireland, the U.K. and Continental Europe. In operation since 1985, the Company began to introduce a low fares operating model under a new management team in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." At September 10, 2005, with its operating fleet of more than 90 aircraft, including 83 new Boeing 737-800 "next generation" aircraft and nine Boeing 737-200A aircraft, the Company offered more than 600 scheduled short-haul flights per day serving 107 locations throughout Europe, including 24 in the U.K. and Ireland. See "--Route System, Scheduling and Fares--Route System and Scheduling" for more details of Ryanair's route network.

     Offering widely-available low fares, Ryanair carried more than 24.6 million passengers during calendar year 2004. On the basis of the U.K. Airports Annual Statement of Movements, Passengers and Cargo (the "CAA Statistics") published by the CAA in calendar year 2004, Ryanair had the leading market share (in terms of passenger volume) on most of its scheduled routes between Ireland and provincial cities in the U.K. and carried approximately 46% of all scheduled passenger traffic between Dublin and London, a share favorably comparable to the 30% share of Aer Lingus plc ("Aer Lingus"), its primary competitor on its U.K./Ireland routes. According to the CAA Statistics, Ryanair has also achieved competitive market share results on the routes it launched from the U.K. to continental Europe from the dates it began service on these routes.

     By generating an average scheduled flown passenger load factor of approximately 78% and average scheduled passenger yield of EUR0.063 per available seat mile ("ASM") and focusing on maintaining low operating costs (EUR0.053 per ASM), Ryanair achieved a net margin of 20.1% on operating revenues of EUR1,336.6 million for the fiscal year ended March 31, 2005. See "Item 5. Operating and Financial Review and Prospects" and the Glossary in Appendix A.

     The market's acceptance of Ryanair's low-fares service is reflected in the "Ryanair Effect" - Ryanair's history of stimulating significant growth in annual passenger traffic on the new routes it has entered since 1991. On the basis of the CAA Statistics and statistics released by the International Civil Aviation Organization (the "ICAO"), the number of scheduled airline passengers traveling between Dublin and London increased from approximately 1.7 million passengers in 1991 to approximately 4.6 million passengers in 2004. Each international route

Ryanair has entered since 1991 has recorded significant traffic growth in the period following Ryanair's commencement of service, with Ryanair capturing the largest portion of such growth on each such route. Although a variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K. and European economies, management believes that the most significant factor driving such growth across all its European routes has been Ryanair's low-fares policy and its delivery of better on-time flight punctuality, lower levels of lost bags and fewer cancellations when compared to its competitors.

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

     Low Fares. Ryanair's low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services, regardless of fare. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares charged on flights with higher levels of demand for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See "-Route System, Scheduling and Fares-Low and Widely Available Fares" below.

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

     Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the fiscal year ended March 31, 2005, Ryanair flew an average of approximately 1.49 round-trips per route per day with an average route length of 541 miles and an average flight duration of approximately 1.45 hours. Short-haul routes allow Ryanair to offer frequent service, while eliminating the necessity to provide "frill" services otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing through service for connecting passengers, including baggage transfer and transit passenger assistance costs.

     In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays and more competitive airport access and handling costs. Ryanair's "on time" performance record (arrivals within 15 minutes of schedule) for the three months ending June 30, 2005 was 92%, exceeding that of its principal competitors, including Lufthansa AG ("Lufthansa") (87%), Air France (86%), easyJet (83%), Iberia (79%) and British

Airways (77%), according to the Association of European Airlines' reports. Faster turnaround times are a key element in Ryanair's efforts to maximize aircraft utilization. Ryanair's average scheduled turnaround time for the fiscal year ended March 31, 2005 was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

     Low Operating Costs. Management believes that Ryanair's operating costs are among the lowest of any European scheduled passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel productivity;
(iii) customer service costs; and (iv) airport access and handling costs:

     Aircraft Equipment Costs. Ryanair's primary strategy for controlling aircraft acquisition costs is to narrow its fleet of aircraft to a single type. In March 1998, Ryanair announced that it would start purchasing new Boeing 737-800 "next generation" aircraft, the latest generation of Boeing's 737 aircraft. Although Ryanair's acquisition of the 737-800s has already and will continue to significantly increase the size of its fleet and thus significantly increase its aircraft equipment and related costs (both on an aggregate and per aircraft basis), the purchase of aircraft from a single manufacturer enables it to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of its Boeing contracts are very favorable to Ryanair. Management expects Ryanair to be operating a single fleet type of "next generation" Boeing 737-800s from December 2005 onwards. See "--Aircraft" below for additional information on Ryanair's fleet.

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

     Customer Service Costs. Ryanair has entered into agreements on competitive terms with third party contractors at certain airports for passenger and aircraft handling, ticketing and other services that management believes can be more cost efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. The development of its own internet booking facility and reservations center has allowed Ryanair to eliminate travel agent commissions. As of September 2005, Ryanair generates virtually all of its scheduled passenger revenues through direct sales over its website and direct telephone reservations.

     Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive cost terms. Management believes that Ryanair's record of delivering a consistently high volume of passenger traffic growth at many of these airports has allowed it to negotiate favorable contracts with such airports for access to their facilities. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs rather than more expensive jetways.

     Taking Advantage of the Internet. During January 2000, Ryanair converted its host reservation system to a new system called Flightspeed, which it operates under a 10-year hosting agreement with Accenture Open Skies ("Open Skies"). As part of the implementation of the new reservation system, Open Skies developed an internet booking facility called Skylights. The Skylights system allows internet users to access Ryanair's host reservation system and to make and pay for confirmed reservations in real time through Ryanair's Ryanair.com website. Since the launch of the Skylights system, Ryanair has heavily promoted its website through newspaper, radio and television advertising. As a result, internet bookings have grown rapidly, accounting for in excess of 98% of all reservations on a daily basis as of September 2005.

     Commitment to Safety and Quality Maintenance. Ryanair's commitment to safety is the primary priority of the Company and its management. This commitment begins with the hiring and training of Ryanair's pilots, cabin crews and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single incident involving major injury to passengers or flight crew in its 20-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed at Dublin, London (Stansted), Glasgow (Prestwick), Shannon and Milan (Bergamo) by Ryanair and, at other airports, by maintenance contractors approved under the terms of Part 145, the European airline industry standard for maintenance. Ryanair currently contracts heavy airframe maintenance, engine overhaul services and rotable repairs to contractors. These contractors also provide similar services to a number of other airlines, including British Airways and Aer Lingus. Ryanair assigns a Part 145 certified mechanic to oversee heavy maintenance and authorize engine overhauls performed by third parties.

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

     For the fiscal year ended March 31, 2005, ancillary services accounted for 15.6% of Ryanair's total operating revenues, as compared to 13.9% of such revenues in the fiscal year ended March 31, 2004. See "-Ancillary Services" below and "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2005 Compared with Fiscal Year 2004-Ancillary Revenues" for additional information.

     Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) initiating additional routes in the European Union that are currently served by higher-cost, higher-fare carriers; (ii) increasing the frequency of service on its existing routes; (iii) starting new domestic routes within EU countries; (iv) considering possible acquisitions that may become available in the future; (v) connecting airports within its existing route network ("triangulation"); and (vi) establishing more new bases in continental Europe.

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

     Partially as a result of this progressive movement towards deregulation, there has been a significant increase in the number of airlines providing scheduled passenger service in the EU over the course of the past decade. The prospects for additional market liberalization measures provided further impetus for new entrants, including the conversion of some charter airlines into operators of both scheduled and charter flights. Management expects that other new carriers may be formed to capitalize on these opportunities. Notwithstanding the overall increase in the number of carriers, a large majority of the new entrants are quite small, although this may change, and the overall market has been volatile, with several of the new entrants ceasing operations. Among the major causes of their failure were the competitive responses from major airlines and other low cost carriers (including Ryanair) serving the same routes, including a number of sustained price wars, rapid, unmanageable expansion at higher cost base than existing carriers, and the impact of increased costs of operating aircraft arising from higher interest rates and fuel prices.

     Air carriers operating in the intra-EU market generally have traditionally fallen into one of four principal categories: flag carriers, independent airlines, franchises of major airlines and charter operators. The flag carriers, which fly inter-continental routes as well as those within Western Europe, are now largely "commercial" flag carriers, such as British Airways, Air France, KLM, Scandinavian Airline System ("SAS") and Lufthansa, which operate with little or no state aid, although some flag carriers (such as Alitalia) continue to be dependent on aid from their respective governments. The independent carriers include low-fares carriers, such as Ryanair and easyJet, and carriers providing "frills" services more comparable to those of the flag carriers but at slightly lower fares than the flag carriers, such as British Midland Airways Ltd. ("British Midland"). Certain small carriers have become franchises of major airlines, sharing some ticketing and other distribution systems with the flag carriers. These franchises serve mainly regional routes where flag carriers cannot operate profitably due to their high overhead costs and serve to feed regional passengers to their flag carrier partners for interline service. For the flag carriers, franchises represent a possible means of competing with low-fares start-up carriers, although in Germany, Lufthansa has chosen to compete with the low-fares carriers by maintaining a 49% stake in Germanwings, a low-fares carrier based in Germany. Charter flight operators are significantly more established and more competitive in Europe than in the United States, with many charter operations being owned by major travel groups or commercial airlines. A number of charter operators have recently established their own low-fares subsidiaries, including Hapag-Lloyd Express in Germany (a subsidiary of TUI AG) and MyTravel Lite in the U.K. (a subsidiary of My Travel.com). Charter operators currently account for a significant portion of total intra-EU annual passenger traffic and operate primarily on routes between northern and southern Europe, targeting mainly price-conscious leisure travelers. There have also been a large number of recent start-up airlines throughout Europe following the increased availability of aircraft as a result of capacity reductions by larger airlines post-9/11 and the low interest rate environment of recent years.

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

     Dublin-London Route. The Dublin-London route (including service from Dublin to each of Heathrow, Gatwick, Stansted, Luton and London City airports) is currently served by five carriers. Ryanair serves three London airports (Stansted, Gatwick and Luton), Aer Lingus serves one airport (Heathrow), while British Midland, British Airways and Air France's subsidiary CityJet each serve one airport (Heathrow, Gatwick, and London City, respectively).

     Before Ryanair entered the Dublin-London route in 1986, it was serviced only by British Airways and Aer Lingus. Management believes that Ryanair's introduction of competition based on low fares contributed to the significant growth in passenger volume and the heightened competition between airlines that has characterized the Dublin-London route since Ryanair first commenced service. British Midland entered the route in 1989 and British Airways withdrew in 1991, while British Airways and CityJet entered the route in 1992 and 1994, respectively, although CityJet withdrew from this route from January 2001 through October 2003. As a result of increased competition, the lowest available fares have declined while the route has experienced substantial annual traffic growth. By calendar year 2004, according to the CAA Statistics, annual traffic had risen to more than 4.6 million passengers.

     Ireland-U.K. Routes. Prior to 1993, the market for air travel between Ireland and other locations in the U.K. was dominated by Aer Lingus. As with the London-Dublin route prior to Ryanair's entry, routes to provincial cities in the U.K. were generally characterized by high fares, service on small-capacity turboprop aircraft and slow traffic growth. Ryanair entered this market by launching low-fares service using jet aircraft between Dublin and Birmingham in 1993 and has since expanded its service between Ireland and the U.K. to include 26 routes. Since Ryanair's entry into these routes with jet aircraft service and low fares, each of the routes has experienced a significant reduction in fares and, according to the CAA Statistics, a significant increase in traffic growth. In each of these cases, Ryanair has captured a majority of this incremental growth, and, as a result, Ryanair is currently the market leader in terms of passenger volume on most of its routes between Ireland and provincial cities in the U.K.

     Continental Europe. In 1997, Ryanair began service on new routes to four locations in continental Europe (Dublin to Paris (Beauvais) and Brussels (Charleroi), and London (Stansted) to Stockholm (Skavsta) and Oslo (Torp)). Since that time Ryanair has substantially expanded its continental European service and now serves more than 80 locations in 21 European countries (including England, Scotland and Wales). Ryanair has established continental European bases at Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Barcelona (Girona), Rome (Ciampino) and Pisa. The Company also recently announced plans to establish two new bases, at Cork in Ireland and Nottingham East Midlands in the U.K. Ryanair currently competes with a number of flag carriers, including British Airways, Lufthansa, Air France, KLM, Iberia and Alitalia, and a larger number of smaller carriers, including low-fares airlines such as easyJet, BMI Baby and Fly Be in the United Kingdom and Hapag Lloyd Express, Germanwings and easyJet in Germany, with the number and identity of its competitors varying according to the route flown.

The Acquisition of Buzz

     On April 10, 2003, Buzz Stansted Limited ("Buzz Stansted" or "Buzz"), a newly-formed subsidiary of Ryanair, purchased certain assets of Buzz, KLM's former low-fares subsidiary, from KLM UK Limited for EUR20.8 million. These assets primarily comprised trademarks, domain names, computer equipment, ticket desk equipment and certain aircraft documents, records and manuals. As part of the transaction, KLM UK Limited agreed to transfer certain landing and takeoff slots at London (Stansted) Airport to Ryanair. In addition, Buzz Stansted agreed to take over leases with International Lease Finance Corporation ("ILFC") on six Boeing 737-300s, which were novated by KLM UK Limited to Buzz Stansted, as well as to sub-lease four BAe146 aircraft from KLM during the period from April 10, 2003 to March 31, 2004, at which time the BAe146s were returned to KLM.

     The leases with ILFC for the six Boeing 737-300 aircraft, which had a formal term of approximately eight years, ending between October 2010 and February 2011, had monthly lease payments that were substantially higher than market rates. However, in August 2004, Buzz Stansted finalized an agreement with ILFC for the early return of these aircraft, in October 2004. Following the return of the aircraft to ILFC, Buzz Stansted ceased operations on October 30, 2004, and Ryanair now uses aircraft from its existing fleet and those acquired under its fleet delivery program to service the routes previously operated by Buzz Stansted.

     Buzz Stansted's results for periods in which it operated have been fully consolidated with those of Ryanair and are included in the financial and operating data included in this annual report.

     Buzz Stansted did not operate any services between April 10, 2003 and May 1, 2003, while its staff were being retrained and the airline obtained the required U.K. air operators' certificate. As a result, the Company recorded exceptional costs amounting to EUR3.1 million (equal to Buzz Stansted's operating costs during this period of inactivity) in the fiscal quarter ending June 30, 2003. The Company was also required to give a guarantee of U.K.GBP12 million to the CAA to discharge any liabilities to third parties that might arise from the termination of Buzz's business. This guarantee was withdrawn on September 19, 2004.

     Ryanair recorded goodwill in the amount of EUR46.8 million in connection with the Buzz acquisition. This figure is comprised of the purchase price of EUR20.8 million and excess lease costs in the amount of EUR26.0 million, which latter amount was calculated on the basis of a report from Avitas, independent aircraft valuers. This independent valuation highlighted that the monthly payments on the leases novated to Buzz Stansted were substantially higher than existing market rates for leases on similar aircraft. The Company calculated the amount of these excess lease costs over the remaining term of the leases at EUR26.0 million, based on a calculation of the difference between the contractual rates and these estimates of then-current market rates. Under Irish GAAP, this goodwill is amortized in the Company's profit and loss account over a 20-year period. For purposes of, and in accordance with, U.S. GAAP, the Company performed a valuation of the Buzz assets acquired to attribute value to separable intangible assets. All of the purchase price in excess of the value of the net assets acquired was assigned to the slot take-off and landing rights at Stansted Airport that Ryanair acquired as part of the transaction. The slots do not have a limited life, and therefore under U.S. GAAP, these rights are not amortized. As noted above, Buzz Stansted in 2004 returned certain leased aircraft to ILFC. Under Irish GAAP, the remaining onerous lease provision of EUR11.9 million was reversed against goodwill. Under U.S. GAAP the reversal of the onerous lease provision was taken as a credit to Ryanair's U.S. GAAP income statement. See Note 31(a)(viii) to the Consolidated Financial Statements included in Item 18 for additional information.

                       ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

     As of September 2005, the Company offers over 600 scheduled short-haul flights per day serving 107 locations throughout Europe, including 24 locations in the U.K. and Ireland, flying approximately 250 routes.

     The following table lists Ryanair's top ten routes during calendar year 2004 by number of passengers, including the date service commenced on such route and how many round-trip flights are scheduled on these routes per day. These routes in the aggregate accounted for approximately 20% of the Company's scheduled passenger volume in fiscal 2005.

                                                                                              Round trip flights
                         Route Served                            Date service commenced        scheduled per day
Between Dublin and London (Stansted)                                     Nov-88                       11
Between London (Stansted) and Rome (Ciampino)                            Apr-02                        5
Between Glasgow (Prestwick)  and London (Stansted)                       Oct-95                        5
 Between Dublin and London (Gatwick)                                     Nov-94                        5
Between London (Stansted) and Barcelona (Girona)                         Feb-03                        4
Between Dublin and London (Luton)                                        Jan-86                        4
Between Milan (Bergamo) and London (Stansted)                            Apr-02                        3
Between London (Stansted) and Cork                                       Oct-91                        4
Between London (Stansted) and Venice (Treviso)                           May-98                        3
Between London (Stansted) and Pisa                                       Jun-98                        3

     Management's objective is to schedule a sufficient number of flights per day on each of Ryanair's routes to satisfy demand for Ryanair's low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:30 a.m. and 11:00 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

     During fiscal 2005, the Company announced 79 new routes (some of which have yet to begin service) and extended its operations to three new countries, adding destinations in Poland, Slovakia and Latvia from airports in the U.K. and elsewhere in Europe. In July 2005, Ryanair announced a new European base at Pisa, Italy. Initially, the Company plans to base two aircraft at Pisa to fly routes to Dublin (with service starting in October 2005), and to Alghero in Sardinia and Eindhoven in the Netherlands (both starting in January 2006). Ryanair also plans to add a fifth aircraft at its Liverpool base from the end of September 2005, and plans to launch five new routes from that base, to Oslo in Norway, Riga in Latvia, Bergerac and Carcassone in France and City of Derry in Northern Ireland.

     In September 2005, the Company announced two new bases - at Cork, Ireland, starting from late November 2005, and at Nottingham East Midlands in the U.K. starting from March 2006 - bringing the number of bases to 15. One aircraft will be based at Cork, where an additional two new routes to Dublin and London Gatwick are expected to start service in November 2005. Ryanair will base two aircraft at Nottingham East Midlands and add 10 new routes to its five existing routes at that airport.

     On September 20, 2005, Ryanair announced a series of minor modifications to its flight schedule during the months of September and October 2005 arising from expected delays in the delivery of seven aircraft which were scheduled to be received during those months. See "-Aircraft" for additional information. Ryanair does not expect these minor schedule modifications to have a material impact on its financial results for either the third quarter of fiscal 2006 or the full fiscal year.

Low and Widely Available Fares

     Ryanair offers low, multi-tier fare pricing, with prices generally varying depending on advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services, regardless of fare. All tickets can be changed subject to certain conditions, including payment of a fee and applicable upgrade charge, but are non-cancellable and non-refundable and must be paid for when the reservation is made.

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

     Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to underprice attempts by its competitors to lower their fares on a particular route. Ryanair offers weekday one-way fares starting at EUR0.99 on many of its routes, and offers lower-fare trips on certain routes from time to time. Ryanair promotions are made during a limited period of time and are only available for travel during a specific period. Other promotional fares generally are available only for mid-week travel, for a limited period and for a limited number of seats per flight, and also require reservations in advance. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the period they are in effect. On July 11, 2005, Ryanair launched a fare promotion offering a total of 3 million seats on certain routes for "EUR0.99/GBP0.99" (excluding government taxes and passenger service charges) for travel during the period between September 1, 2005 to March 25, 2006, and launched a similar fare promotion in August 2005 offering an additional 3 million seats to celebrate carrying more than 3 million passengers in one month (July 2005).

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

                            RESERVATIONS/RYANAIR.COM

     Passenger airlines generally rely on travel agents for a significant portion of their ticket sales and pay travel agents a commission for their services. Following the introduction of its internet-based reservations and ticketing service, which now allows passengers to make reservations and purchase tickets directly through the Company's website, Ryanair's reliance on travel agents has been eliminated. See "-Strategy-Taking Advantage of the Internet" above for additional information.

     Ryanair currently uses Flightspeed from Open Skies to provide its core seat inventory and booking system. In return for access to these systems, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through such systems. Ryanair is in the process of installing a stand-alone booking engine that would act as a support to the Open Skies platform in the event of a breakdown in this facility. This process is due for completion by the end of September 2005.

                                    AIRCRAFT

     As of September 10, 2005, Ryanair's operating fleet included 83 Boeing 737-800 "next generation" aircraft, each having 189 seats, and nine Boeing 737-200A aircraft, each having 130 seats.

     During fiscal 2005, Ryanair also, through its subsidiary Buzz Stansted, leased six Boeing 737-300 aircraft, each having 148 seats. These leases were terminated in October 2004. See "-Industry Overview-The Acquisition of Buzz."

     The table below sets forth details of Ryanair's operating fleet of aircraft at March 31, 2005 and September 10, 2005, as well as the number of aircraft it expects to be operating at March 31, 2006.



                                                            No. of operating aircraft in fleet
                                          March 31, 2005          September 10, 2005            March 31, 2006
                                      ------------------------ -------------------------- ----------------------------
Boeing 737-200As                                 9                         9                           -
Boeing 737-800s                                 78                        83                          107
                                      ------------------------ -------------------------- ----------------------------
Total operating aircraft                        87                        92                          107
                                      ======================== ========================== ============================


     Three 737-800 aircraft had been scheduled to be received during September 2005 and an additional nine aircraft had been scheduled to be received before the end of 2005. However, on September 1, 2005, Boeing announced it was suspending aircraft assembly because of a strike by its machinists. On September 29, 2005, Boeing announced that the strike had ceased and its striking machinists would return to work. Although the Company has not yet been unable to establish exact delivery dates for these three aircraft, or the extent of the delay to the nine aircraft scheduled to be delivered in the period from October through December 2005, the Company anticipates that all of these deliveries will be made by the end of calendar 2005, and that deliveries will resume their original schedule starting from January 2006. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Will Incur Significant Costs Acquiring New Aircraft" and "-Route System, Scheduling and Fares." See also "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Expenditures" for additional information on the Company's aircraft delivery schedule.

Aircraft

     Boeing 737-800s: Between March 1999 and September 10, 2005, Ryanair took delivery of 83 new Boeing 737-800 "next generation" aircraft under its contracts with Boeing. The new 737-800s share certain basic characteristics with the fleet of 737-200A aircraft that the Company is phasing out, but are larger (seating up to 189 passengers, as compared to 130 in the 727-200As), capable of longer flights without refueling and incorporate more advanced aviation technology. The 737-800s also comply with Chapter 3 noise reduction requirements established by the International Civil Aviation Organization, which took effect in the EU in 2002.

     Ryanair entered into a series of agreements with Boeing for 737-800 "next generation" aircraft starting in 1998, entering into a subsequent contract in 2002 and a supplemental agreement in 2003. As of January 2005, 89 firm aircraft remained to be delivered under those agreements, and the Company had options to purchase an additional 123 aircraft. On February 24, 2005, the Company announced that it had entered into a new agreement with Boeing for the purchase of a further 70 new Boeing 737-800s, as well as purchase options for an additional 70 such aircraft.

     Under the terms of the 2005 Boeing contract, while the Basic Price per aircraft that was applicable will continue to apply to the firm aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, these firm and option aircraft became subject to the commercial and other terms applicable to the firm aircraft under the 2005 Boeing contract, including benefiting from the more favorable price concessions.

     In addition, as part of the 2005 contract with Boeing, the Company has secured that "winglets," or wing-tip extensions, manufactured by Aviation Partners Boeing ("APB") will be incorporated on all aircraft to be delivered to the Company under its contracts with Boeing from January 2006 onwards. The cost of these winglets will be included in the aircraft net price. With regard to the existing fleet of 737-800s and aircraft to be delivered prior to January 2006, APB has agreed to supply the winglets to the Company at a discounted rate. The Company will then retrofit these winglets on all existing aircraft over a period of 12 months. The cost of retrofitting these winglets will be borne by the Company and will be carried out during routine maintenance at the Company's facility at Glasgow (Prestwick). The winglets supplied by APB are attached to the existing wing and improve the aerodynamics of the aircraft; as a result, the aircraft consumes less fuel per flight hour. Based on documents supplied by APB, the Company believes that the aircraft's consumption of fuel per hour flown will, on average, decline by at least 2% compared to an aircraft without winglets fitted.

     In June 2005, the Company exercised five purchase options, for aircraft to be delivered during 2007. Ryanair currently expects to take delivery of an additional 147 aircraft under its contracts with Boeing. Together with the retirement of its Boeing 737-200As, these deliveries will increase the size of Ryanair's fleet to 230 by December 2011, or more should Ryanair choose to exercise any of the additional 188 options to purchase aircraft remaining under its existing purchase contracts with Boeing.

     For  additional  details  on  the  Boeing  contracts,   scheduled  aircraft
deliveries and related expenditures and their financing, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

     Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next six years and that the significant size of its orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries and a standard configuration for all of the aircraft.

     The Boeing 737 is the world's most widely-used commercial aircraft and exists in a number of generations, of which the 737-800s represent the latest. Management believes that spare parts and cockpit crews qualified to fly these aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft, and that its strategy of generally reducing its fleet to one aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. The 737-800s are fitted with CFM 56-7B26 and CFM 56-7B27 engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground proximity warning systems.

     The average aircraft age of the Company's 737-800 fleet is two years, and no aircraft is older than six years.

     Boeing 737-200As: Ryanair is phasing out its 737-200A aircraft, which currently comprise nine operating aircraft with an average age of 24 years. Twelve 737-200As have already been retired from the fleet and the Company expects to complete this phase-out by December 2005.

     On October 4, 2004, Ryanair announced that it had sold all but one of its fleet of 21 Boeing 737-200A aircraft, including spare engines and parts, to Autodirect Aviation LLC ("Autodirect") for total consideration of $10 million. As of September 1, 2005, 11 aircraft had been delivered to Autodirect, with the remaining nine due for delivery from October to December 2005. All of the aircraft, spare parts and engines will be fully depreciated at their respective dates of surrender to Autodirect, and, accordingly, the Company will record no gain or loss in connection with their disposal.

Training and Regulatory Compliance

     Ryanair currently owns and operates 737-200 and 737-800 flight simulators for pilot training and has entered into a contract to purchase two additional 737-800 flight simulators from CAE Electronics Ltd. of Quebec, Canada. The first of these additional simulators was delivered in January 2004 and the second simulator is expected to be delivered in 2007. The CAE contract also provides Ryanair with an option to purchase another such simulator for delivery in 2009.

     Management believes that Ryanair is currently in compliance with all applicable directives concerning its fleet of Boeing 737-200A and 737-800 aircraft and will comply with any regulations or directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company's results of operations or financial condition. See "Item 3. Key Information-Risk Factors-Safety-Related Undertakings Could Affect the Company's Results."

                               ANCILLARY SERVICES

     Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, the in-flight sale of beverages, food and merchandise, and internet-related services.

     As part of its non-flight scheduled and internet-related services, Ryanair distributes accommodation services and travel insurance through both its website and its traditional telephone reservation offices. Ryanair also sells rail tickets, both on-board its aircraft and through its website. Ryanair incentivizes ground service providers at all of the airports it serves to collect established excess baggage charges on any baggage that exceeds Ryanair's published baggage allowances. The Company also charges customers a fixed fee to defray the administrative costs incurred in processing debit and credit card transactions. Both excess baggage charges and these processing fees are recorded as components of non-flight scheduled revenue.

     For car rental services, Ryanair has a contract with the Hertz Corporation ("Hertz"), pursuant to which Hertz handles all automobile-related aspects of such services and pays a per-rental fee to Ryanair.com (or other relevant reservations agent) as well as a set amount to Ryanair for marketing support. Ryanair also receives a commission on all Hertz car rentals booked through the Ryanair.com website.

     Ryanair's   merchandise   sales  on  all  of  its  scheduled   flights  and
merchandise, food, and beverage sales on flights within the U.K. are on a duty-paid, rather than duty-free basis.

     Internet-related revenues comprise revenue generated from Ryanair.com, including hotel accommodation and travel insurance, but excluding car hire revenue. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per unit basis. Ryanair also provides certain financial services and acts as an agent for MBNA, an issuer of Visa credit cards. As part of this agreement with MBNA, Ryanair and MBNA jointly promote a Ryanair-branded credit card supplied by MBNA on board the aircraft, on Ryanair's internet site, and via direct marketing at the airports served by Ryanair in the U.K. and Ireland. Ryanair generates revenues from MBNA on the basis of the number of cards issued and the revenues generated through use of the credit cards.

     In April 2003, the Company re-directed its charter capacity to scheduled flights, and no longer offers charter services.

     See "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2005 Compared with Fiscal Year 2004-Ancillary Revenues" for additional information.

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

     Ryanair's quality assurance department deals with the overall supervision of all maintenance activities in accordance with Part 145, the European regulatory standard for aircraft maintenance and standards established by the European Aviation Safety Agency (EASA). EASA came into being on September 28, 2003, through the adoption of Regulation (EC) No. 1592/2002 of the European parliament, and its standards superseded the previous Joint Aviation Authority
(JAA) requirements (or "JARs," which were developed and adopted by the JAA, an associated body of the European Civil Aviation Conference, formed to enhance co-operation between the national civil aviation authorities of participating European countries, including Ireland). See "--Government Regulation--Regulatory Authorities."

     Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services on its aircraft other than scheduled heavy maintenance. Ryanair also performs certain checks on its aircraft, including pre-flight, daily and transit checks at some of its bases, as well as A and B checks at its Dublin facility. Maintenance and repair services that may become necessary while an aircraft is located at one of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair's bases, where they are examined each night by Ryanair's approved engineers (or, in the case of Brussels (Charleroi), Stockholm (Skavsta), Rome (Ciampino), Frankfurt
(Hahn), Milan (Bergamo) and Liverpool, by local Part 145-approved companies).

     In December 2003, Ryanair started operations at a new two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it now carries out A checks and light C checks on the fleet of 737-800 aircraft. The facility is capable of performing two light C-checks per week, enabling Ryanair to perform the majority of the maintenance required on its 737-800 fleet in-house. All heavy maintenance C checks continue to be outsourced to third parties. The new facility is expected to have cost a total of up to U.K.GBP10 million and to employ up to approximately 180 people when it becomes fully operational sometime in 2006.

Heavy Maintenance

     As noted above, while Ryanair is now able to carry out the majority of the maintenance work required on its 737-800 fleet, Ryanair contracts with outside maintenance providers for heavy maintenance services. Ryanair currently has short-term, ad hoc contracts with a number of reputable Part 145-approved suppliers of heavy maintenance in the U.K. and Europe, including ATC Lasham and BASCO (a U.K. subsidiary of Singapore Technologies), for the carrying out of the small number of heavy maintenance overhauls currently required on its relatively new fleet. Ryanair continues to negotiate with various large maintenance repair and overhaul ("MRO") companies, with a view to having a long-term contract in place by the start of 2007, when it expects a more consistent volume of heavy maintenance to begin to be required.

     No heavy maintenance checks are required on the remaining 737-200As in Ryanair's fleet prior to their scheduled retirement by December 2005. The checks that are required for these aircraft are being carried out by ATC Lasham.

     Ryanair also contracts out engine overhaul service for the 737-800 and 737-200A aircraft to Part 145 approved contractors. For the maintenance of the CFM 56-7 engines that power the Boeing 737-800 aircraft, Ryanair announced on November 4, 2004, that it had entered into a 10-year agreement, with an option for a 10-year extension, with GE Engine Services ("GE"), a subsidiary of General Electric Co. of the U.S. located in Cardiff, Wales. This comprehensive maintenance contract includes the repair and overhaul of engine components, the provision of spare parts, technical support of the fleet and the maintenance and overhaul of all the CFM56-7 series engines for the Company's current fleet of 737-800 aircraft, as well as the firm aircraft deliveries and any option aircraft to be delivered pursuant to the Company's current contracts with Boeing over the period up to December 2011.

     Ryanair has had an agreement with Israeli Aircraft Industries Limited ("IAI"), which is based at Ben Gurion Airport in Israel, since November 2001 for the repair and overhaul of all of the Pratt & Whitney JT8D engines on its Boeing 737-200A aircraft, including seven spare engines. The contract terminates on December 31, 2005, and requires IAI to complete all scheduled and unscheduled shop visits for these engines, including spare parts and labor, at a fixed rate per engine cycle. IAI also provides other repair and overhaul services for these engines at fixed rates under the contract. The scheduled termination date for this contract corresponds to the date by which Ryanair expects to have retired all of the 737-200As from its fleet. Ryanair also contracts its "rotable" repairs on its 737-200A fleet to IAI. Services provided by IAI include engine overhauls, wheel and brake services, landing gear overhaul and auxiliary power unit repair services.

     By contracting with Part 145-approved maintenance providers, management believes it is better able to control the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145 certified mechanic to oversee all heavy maintenance and engine overhaul performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

     Ryanair expects to be dependent on third party service contracts for the foreseeable future, notwithstanding the additional capabilities provided by its new maintenance facility at Glasgow (Prestwick). See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on Third Party Service Providers."

                                  SAFETY RECORD

     During its 20-year operating history, Ryanair has not had a single incident involving major injury to passengers or flight crew. Ryanair's commitment to safe operations is manifested by its safety training procedures, its investment in safety-related equipment and the adoption of an internal confidential reporting system for safety issues. The Company's Board of Directors also has an Air Safety Committee to review and discuss air safety and related issues.

     Ryanair's flight training is oriented towards accident prevention and covers all aspects of flight operations. Ryanair conducts all of its own flight crew training, both initial and recurrent, with the approval of the Irish Aviation Authority (the "IAA"), which regularly audits both operation control standards and flight training standards.

     All of the Boeing 737-800s which Ryanair has bought or committed to buy operate in accordance with the Category IIIA minimum landing criteria, which require the plane to be able to land given a minimum horizontal visibility of 200 meters and no vertical visibility.

     Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the use of a confidential reporting system which is available through Ryanair's Flight Safety Offices. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error or discrepancy in flight operations that they do not wish to report through standard channels. The confidential reporting system is designed to increase management's awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through the system to modify operating procedures and improve flight operation standards.

     Ryanair has installed an OFDM (Operational Flight Data Monitoring) system on all of its 737-800 aircraft that automatically provides management with a confidential report on the procedures followed by pilots. Based on an analysis of these reports, Ryanair is able to identify and take steps to rectify any deviations from normal operating procedures, thereby ensuring adherence to its flight safety standards.

                               AIRPORT OPERATIONS

Airport Handling Services

     Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at the other airports it serves. Servisair plc provides Ryanair's ticketing, passenger and aircraft handling and ground handling services at many of these airports in Ireland and the U.K., excluding London (Stansted) (where these services are provided primarily by Groundstar Ltd.), while similar services in continental Europe are generally provided by the local airport authority, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices, although some may have periodic increases linked to inflation. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of such contracts may be terminated by either party by prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on Third Party Service Providers."

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

     The Irish Commission for Aviation Regulation (the "CAR") is currently responsible for regulating charges at Dublin, Cork and Shannon airports. In August 2001, the CAR issued a determination in relation to charges which are to remain in effect for five years, beginning September 24, 2001, with a possibility of a review by the CAR after two years. The base charges for 2002 were approximately 5% lower than the charges previously in effect, and an efficiency factor (RPI-X) provides that the charges will decrease by the efficiency factor minus the level of inflation in Ireland. The maximum charges permitted to be levied at Dublin airport have remained essentially unchanged from calendar 2003 to 2005. However, in late September 2005, the CAR approved an increase in airport charges of more than 22% starting from January 1, 2006. Ryanair is vigorously opposed to this increase in charges; however, in the event that these charges are increased, the Company will in turn increase the amount of charges added to its base fares and, accordingly, does not anticipate any material adverse impact on the Company's financial results.

     In July 2004, the Irish government enacted the State Airports Act 2004 (the "State Airports Act"), which contemplates the break up of Aer Rianta, the Irish Airport Authority, into three competing airports at Dublin, Cork, and Shannon managed by independent airport authorities under state ownership. Under the State Airports Act, Aer Rianta was re-named as the Dublin Airport Authority as of October 1, 2004. The break-up, which was originally expected to be completed by April 2005, but is still in the process of being implemented, is intended to enable each airport to compete with the others on a commercial basis for new and existing business.

     In respect of airport charges, the State Airports Act 2004 provides that the CAR will retain price regulation responsibilities solely for Dublin airport, which will be subject to a new determination in respect of landing charges by the CAR by October 2005, with a further determination due within a year once the formal breakup of the three airports has been completed. Following the expected publication by the CAR of a new determination in October 2005, airport charges at Cork and Shannon Airports will no longer be subject to price cap regulation. At that point, Cork Airport Authority plc and Shannon Airport Authority plc will have sole discretion to fix landing fees at their airports.

     On February 12, 2004, the European Commission ruled that certain concessions granted to Ryanair by the Walloon Government in connection with its operations in Brussels (Charleroi) constituted illegal state aid, while a Strasbourg court in September 2003 ruled Ryanair received illegal state aid from the Strasbourg Chamber of Commerce in connection with the Company's launch of its Strasbourg-London (Stansted) service. Ryanair is currently appealing both of these decisions, while separate similar proceedings relating to a number of other European airports are currently pending in lower courts. As Ryanair currently benefits from similar concessions on a number of its routes, negative outcomes in these proceedings could have a material adverse effect on its airport charges and profitability. In addition, on September 6, 2005, the EU Commission announced new guidelines on the financing of airports and the provision of start-up aid to airlines by certain publicly owned airports. See "Item 3. Risk Factors--Risks Related to the Company--The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     In April 2005, Ryanair announced that it had reached an out-of-court settlement of all of the legal challenges surrounding fuel levy charges at London (Stansted) Airport imposed by BAA plc and Stansted Airport Limited (together "BAA"), the companies that operate London's Heathrow, Gatwick and Stansted Airports. Ryanair had commenced an action against BAA in July 2004 on grounds of overcharging in respect of fuel levies at Stansted; BAA responded by filing a separate action against Ryanair alleging that Ryanair had repudiated its contract with BAA and sought payment of fuel levies withheld by Ryanair in connection with the dispute.

     As part of the April 2005 settlement, Ryanair paid BAA the amounts it had been withholding, while BAA has withdrawn its claims that Ryanair breached its contract at Stansted. For the period from April 1, 2005, through the next regulatory review period starting in April 2008, BAA has reduced its fuel levy charge at Stansted from 0.680 U.K. pence per liter to 0.412 U.K. pence per liter. As a result of this agreement, Ryanair expects its fuel levy savings to exceed GBP1million per year.

     Following the December 2003 publication of the U.K. government's White Paper on Airport Capacity in the Southeast of England, BAA in 2004 announced plans to spend up to U.K.GBP4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) Airport, with a target opening date of 2013. The project is subject to regulatory approvals and pending legal challenges, and remains in the planning stage. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted) but are opposed to this profligate development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately quadrupling. Any such increase would mean that low fares airlines will not be able to grow at London (Stansted) and their existing operations will be at risk. BAA has failed to consult with users of London (Stansted) on the project, and Ryanair intends to oppose these attempts by BAA to proceed with a U.K.GBP4 billion project when in Ryanair's opinion a second runway and a terminal extension should not cost more than U.K.GBP400 million.

                                      FUEL

     The cost of jet fuel accounted for 26.3% and 20.8% of Ryanair's total operating expenses in the fiscal years ended March 31, 2005 and 2004, respectively, in each case after giving effect to the Company's fuel hedging activities and excluding de-icing costs. Jet fuel costs have been subject to wide fluctuations as a result of sudden disruptions in supply and market speculation and continued to exhibit substantial volatility in the fiscal years ended March 31, 2005 and 2004.

     The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise may be limited.

     Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements. In light of the recent significant increases in oil prices, the Company now enters into any such hedging arrangements on a more selective basis. See "Item 3. Risk

Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging" for additional information on recent trends in fuel costs and the Company's related heding activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects-Fiscal Year 2005 Compared with Fiscal Year 2004-Fuel and Oil."

     The following table details Ryanair's fuel consumption and costs for scheduled operations (thus excluding fuel costs related to now-discontinued charter operations and de-icing costs), after giving effect to the Company's fuel hedging activities, for the fiscal years ended March 31, 2003, 2004 and 2005. The excluded de-icing costs amounted to EUR2,282,003, EUR3,701,892 and EUR4,726,830, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company's route network, types of aircraft operated and number of sectors flown have increased; the Company therefore believes including these costs would distort the year-to-year cost comparison.


                                                                         Fiscal Year ended March 31,
                                                                    2005                2004                 2003
Scheduled fuel consumption
(U.S. gallons).....................................          245,817,605         210,024,169          133,782,854
Available seat miles (ASM).........................       17,812,432,791      13,996,127,688        8,744,373,118
Scheduled fuel consumption (U.S. gallons)
    per ASM........................................                0.014               0.015                0.014
Total scheduled fuel costs.........................       EUR260,549,213      EUR171,289,098       EUR124,429,232
Cost per gallon....................................             EUR1.060           EUR0.8156            EUR0.9301
Total scheduled fuel costs as a percentage
    of total operating costs.......................                25.9%               20.8%                22.3%

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

     The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the terrorist attacks on the U.S. in September 2001. Following the attacks, all insurance underwriters withdrew aircraft hull war liability cover and imposed a per passenger surcharge of $1.25 for reinstatement of such cover up to a $50 million limit. Aircraft hull war liability indemnities for amounts above $50 million were, in the absence of any alternative cover, provided by the Irish Government at pre-September 11 levels of coverage on the basis of a per passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged cover to replace that provided by the Government indemnity on the basis of a per passenger surcharge and an additional surcharge based on hull values. However, Ryanair's insurers have indicated that the scope of the Company's current act of war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage. Ryanair to date has passed increased insurance costs on to passengers by means of a special "insurance levy" on each ticket.

     Council Regulation (EC) No. 2027/97, as amended by Council Regulation (EC) No. 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. This legislation also limits the ability of an air carrier to rely on certain defenses in an action for damages, which would otherwise have been available to it at law, and provides for uniform liability limits for loss of, damage to or destruction of baggage and for damage occasioned by delay. Ryanair has extended its liability insurance accordingly to meet the requirements of the legislation.

     You should read "Item 3. Key Information-Risk Factors- Risks Related to the Airline Industry-The Company Faces the Risk of Loss and Liability" for information on the Company's risks of loss and liability.

                                   FACILITIES

     The following are the principal properties owned or leased by the Company:

                                    Site Area     Floor Space
Location                          (Sq. Meters)   (Sq. Meters)      Tenure            Activity
Dublin Airport                          1,116          1,395       Leasehold   Corporate Headquarters
Phoenix House,                          2,566          3,899        Freehold   Reservations Center
Conyngham Road,
Dublin
Satellite 3,                             605            605        Leasehold   Sales Office and Operations Center
Stansted Airport
Dublin Airport (Hangar)                 2,993          2,175       Leasehold   Aircraft Maintenance
East Midlands Airport                   3,647          3,647        Freehold   Simulator and training center
Skavsta Airport (Hangar)                1,936          1,936       Leasehold   Aircraft Maintenance
Prestwick Airport (Hangar)              4,052          4,052       Leasehold   Aircraft Maintenance
Stansted Storage Facilities              378            531        Leasehold   Aircraft Maintenance


     Ryanair has agreements with the Dublin Airport Authority (the successor to Aer Rianta), the Irish government authority charged with operating Dublin airport, to lease ticket counters and other space at the passenger and cargo terminal facilities at Dublin Airport. Ryanair also financed the construction of and leased a new hangar extension at Dublin Airport, which was completed in May 1997. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Servisair plc or other service providers.

     In May 2002, the then-Minister for Transport in Ireland completed a review of Ireland's airport facilities and requested proposals from interested parties for the development of new terminals and piers at Dublin Airport. Ryanair submitted a proposal to the government, as did several other interested parties. However, in June 2005, the Irish government announced that it would allow the Dublin Airport Authority to build and operate the new terminal, and in September 2005 the Dublin Airport Authority proposed a EUR 1.2 billion, 10-year program for its construction. In July 2005, Ryanair initiated legal proceedings in the Irish High Court against the government on the basis that its decision violated EU and Irish competition and public procurement laws. The government also entered into an agreement with the unions representing workers at Dublin Airport promising to impose the same working practices at the new terminal as currently exist. Ryanair is seeking to have independent, competing terminals built and operated at Dublin Airport in order to introduce competition and more efficient working practices. An initial hearing on the matter has been scheduled for October 2005.

                                   TRADEMARKS

     Ryanair's logo and the slogans "Ryanair.com The Low Fares Website" and "Ryanair The Low Fares Airline" have been registered as Community Trade Marks ("CTM"). A CTM allows trademark owners to obtain a single registration of their trademarks, which registration affords uniform protection for those trademarks in all EU member states. The registrations give Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should a third party use an identical or confusingly similar trade mark in relation to identical, or similar services.

     Ryanair is currently in the process of registering the CTM for the word "Ryanair" and for "Ryanairhotels.com." Ryanair has not registered either its name or its logo as a trademark in Ireland, as CTM registration provides all of the protection available from an Irish registration, and management believes there are therefore no advantages in making a separate Irish application.

                              GOVERNMENT REGULATION

Liberalization of the EU Air Transportation Market

     Ryanair began its flight operations in 1985, during a decade in which the governments of Ireland and the U.K. liberalized the bilateral arrangements for the operation of air services between the two countries. In 1992, the Council of Ministers of the EU adopted a package of measures intended to liberalize the internal market for air transportation in the EU, including measures allowing EU air carriers substantial freedom to set air fares, allowing EU air carriers greatly enhanced access to routes within the EU and introducing a licensing procedure for EU air carriers. Beginning in April 1997, EU air carriers have generally been able to provide passenger services on domestic routes within any EU Member State outside their home country of operations without restriction. See also "--Industry Overview--European Airline Market."

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

Regulatory Authorities

     As an Irish air carrier with routes to the U.K. and other EU countries, Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Department of Transport, the IAA, the JAA and EASA. Management believes that the present regulatory environment in Ireland and the EU is characterized by an increased sensitivity to safety and security issues and an increased intensity of review of safety-related procedures, training and equipment by the national and EU regulatory authorities.

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

     The CAR is also responsible for deciding whether a regulated airport should be co-ordinated or fully co-ordinated under Council Regulation No. 95/93 on slots, and authorizing ground handling operations under Council Directive 96/67/EC and its implementing legislation. In April 2005, the CAR announced that Dublin Airport will be fully slot coordinated beginning in March 2006. Ryanair has challenged this decision in the Irish High Court. See "-Slots" below for additional information.

     Irish Aviation Authority. The IAA is primarily responsible for the operational and regulatory function and services relating to the safety and technical aspects of aviation in Ireland. To operate in Ireland and the EU, an Irish air carrier is required to hold an operator's certificate granted by the IAA attesting to the air carrier's operational and technical competence to conduct an air service with specified types of aircraft. The IAA has broad authority to amend or revoke an operator's certificate, with Ryanair's ability to continue to hold its operator's certificate being subject to on-going compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

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

     In July 1999, the IAA awarded Ryanair an air operator's certificate, which is subject to routine audit and review, in recognition of Ryanair's satisfaction of the relevant JAR OPS 1 regulatory requirements. Ryanair's current operating certificate, in accordance with the routine annual schedule, is set to expire on January 31, 2006.

     Department of Transport. The Department of Transport is responsible for implementation of EU and Irish legislation and international standards relating to air transport, e.g., noise levels, aviation security, etc.

     In June 2005, the Minister for Transport enacted legislation strengthening rights for air passengers following the EU's passage of legislation requiring compensation of airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004), which came into force on February 17, 2005. See "Item 3. Risk Factors-Risks Related to the Airline Industry-EU Regulation on Passenger Compensation Could Significantly Increase Related Costs."

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

     The European Aviation Safety Agency. EASA is an agency of the European Union which has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No. 1592/2002 of the European Parliament and the Council of July 15, 2002, on common rules in the field of civil aviation and establishing a European Aviation Safety Agency. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety; oversee their uniform application across Europe; and promote them at the global level. EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness and maintenance issues within the EU Member States.

     In order to achieve continuity in the mutual acceptance and recognition of certificates and approvals between EASA and non-EASA states, a framework has been developed under which the JAA retains its functions and responsibilities in operations and licensing, while acting as a service provider to EASA in certification and maintenance.

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

     The European Commission is in the process of introducing a "single European sky policy," which would bring changes to air traffic management and control within the EU. The "single European sky policy" currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and the use of the airspace and the interoperability of the European air traffic management network. The objective of the policy is to enhance safety standards and the overall efficiency for general air traffic in Europe.

Registration of Aircraft

     Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the "Order"), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another Member State of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another Member State of the EU and not less than two-thirds of the directors of which were citizens of Ireland or of another Member State of the EU. As of September 15, 2005, nine of the ten directors of Ryanair Holdings are citizens of Ireland or of another Member State of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizen or company in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular, (i) if the ownership requirements are not met, (ii) the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type or (iii) if the IAA decides in any case that it is satisfied that it is inexpedient in the public interest for the aircraft to remain registered in Ireland.

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

     State Aid. The EU rules control aid granted by Member States to businesses on a selective or discriminatory basis. The EU Treaty prevents Member States granting such aid unless approved in advance by the EU. Any such grant of state aid to an airline is subject to challenge before the EU or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting Member State, together with interest thereon. See "Item 3. Key Information--Risk Factors--Risks Related to the Company-The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

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

     Company  Facilities.  Environmental  controls are  generally  imposed under
Irish law through property planning legislation specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the Dublin Airport Authority. Planning permission for its facilities has been granted in accordance with both the zoning, and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU Directives and Regulations, which Ryanair adheres to. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair's engineering facilities at Dublin Airport and Glasgow (Prestwick). However, at all times Ryanair's storage and handling of these substances complies with the relevant regulatory requirements. In our Glasgow (Prestwick) maintenance facility, all normal waste is removed under the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998 (contaminated waste). At all other facilities Ryanair adheres to all local and EU regulations.

     Ryanair's Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise and has entered into its fleet replacement program to replace the Boeing 737-200A aircraft with Boeing 737-800 "next generation" aircraft with lower emissions, lower fuel burn, greater seat density and quieter engines, which significantly reduce the impact on the environment. This replacement program is expected to be completed by December 2005. The Company's future growth plans provide for a fleet consisting entirely of more environmentally friendly Boeing 737-800 "next generation" aircraft from the end of 2005. See "-Aircraft" above for details on Ryanair's fleet plan.

     Furthermore, by moving to an all Boeing 737-800 "next generation" fleet, Ryanair is reducing the unit emissions per passenger due to the inherent capacity increase in the 737-800 aircraft. The Boeing 737-800 "next generation" aircraft have a significantly superior fuel burn to passenger mile ratio than the 737-200A aircraft.

     In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment; it:

     o has no late night departures of aircraft, reducing noise emissions;

     o has reduced per passenger emissions through higher load factors;

     o operates fuel efficient Boeing 737-800 "next generation" aircraft, thereby reducing fuel usage per seat by 45% compared to the older Boeing 737-200As; and

     o better utilizes existing infrastructure by operating out of underutilized airports throughout Europe.

     Emissions Charges. Ryanair is fundamentally opposed to the imposition of regulatory charges tied to aircraft emissions, such as fuel taxes, emissions levies and emissions trading schemes, as has been suggested by certain European politicians, as well as various national and supranational organizations and interest groups. Ryanair has and continues to offer the lowest fares in Europe to make passenger air travel affordable and accessible to European consumers. Ryanair believes that the imposition on airlines of a tax on fuel or emissions or of an emissions trading scheme will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. As a company, Ryanair believes in free market competition and that the imposition of any of the above measures would enable the flag carriers to achieve their objectives of reducing competition, and would also limit expansion of efficient operations and create a further barrier to entry into the market. This would benefit the traditional flag carriers of the European Union who have smaller aircraft, lower load factors, a much higher fuel burn per passenger and already tend to operate into inefficient, congested airports.

     Furthermore, the introduction of any of the above measures only on the EU level would be discriminatory against airlines operating exclusively within the EU. Any measures in this area must be taken at the international level to prevent discrimination and distortion of competition.

Slots

     Currently, 24 of the airports served by Ryanair, including its bases at London (Stansted), Milan (Bergamo), Rome (Ciampino) and Barcelona (Girona), are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. However, in April 2005, the CAR announced that Dublin Airport will be fully slot coordinated, beginning in March 2006. Ryanair has challenged this decision in the Irish High Court on grounds that the CAR failed to apply the criteria in Regulation 95/93, which require a thorough capacity analysis at the airport and consultation with the airlines and airport on ways to avoid the need for full coordination, prior to taking its decision.

     EU law currently regulates the acquisition, transfer and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation
(EC) No. 793/2004) that made some minor amendments to the current allocation system. It allows for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. The European Commission is now conducting a consultation that will allow it to propose further measures to introduce a market mechanism for the allocation of slots which will allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair's current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair's ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the "grandfather rights" of existing operators who are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with the audited Consolidated Financial Statements of the Company and the notes thereto included in Item 18. Those financial statements have been prepared in accordance with Irish GAAP. For a detailed discussion of differences between Irish GAAP and U.S. GAAP, see Note 31 to the Consolidated Financial Statements included in Item 18.

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

     From 1997 through September 2005, Ryanair launched service on approximately 250 routes throughout Europe, and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin,

Ryanair established London (Stansted), Glasgow (Prestwick), London (Luton), Shannon, Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Barcelona (Girona), Rome (Ciampino), Liverpool and Pisa airports as bases of operations. Ryanair has increased the number of passengers flown from
4.9 million in 1999 to 25.6 million in fiscal 2005, taken delivery of 83 Boeing 737-800 aircraft, and now serves 107 airports while employing over 2,700 people.

     Taking into account scheduled retirements of Ryanair's Boeing 737-200As, Ryanair expects to have 107 aircraft in its operating fleet by April 2006. During the period through December 2011, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company's fleet to 230 aircraft by that date, with that number increasing should Ryanair choose to exercise any of the 188 options remaining under its current contracts with Boeing. See "--Liquidity and Capital Resources" and "Item 4. Information on the Company--Aircraft" for additional details.

                                BUSINESS OVERVIEW

     Since Ryanair pioneered its low fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly as Ryanair has substantially increased capacity. Ryanair's annual scheduled flown passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 25.6 million passengers in fiscal year 2005.

     Ryanair's revenue passenger miles ("RPMs") increased from 6,781.1 million in fiscal year 2003 to 10,425.9 million in fiscal year 2004 and to 13,862.3 million in fiscal year 2005, due primarily to an increase in scheduled available seat miles ("ASMs") from 8,744.4 million in fiscal year 2003 to 13,996.1 million in fiscal year 2004 and to 17,812.4 million in fiscal year 2005. Scheduled passenger revenues increased from EUR732.0 million in fiscal year 2003 to EUR924.6 million in fiscal year 2004 and to EUR1,128.1 million in fiscal year 2005. During this period, flown passenger load factors were 78% in fiscal year 2003, 74% in fiscal year 2004 and 78% in fiscal year 2005. Average yield per RPM was EUR0.108 in fiscal year 2003, EUR0.089 in fiscal year 2004 and EUR0.081 in fiscal year 2005. The decrease in average yield per RPM in fiscal years 2004 and 2005 was principally attributable to an increase in the company's seat capacity, increased competition in the market and an increase in average sector length without a corresponding increase in average yield per passenger, or the amount of scheduled revenues per passenger flown. The Company expects average yields to be relatively stable in the near term, largely as a result of reduced price pressure due to the fuel surcharges imposed by many of Ryanair's competitors (but not by Ryanair).

     The combination of expanding passenger volumes and capacity, high load factors and aggressive cost containment has enabled Ryanair to continue to generate operating profits and profits after taxation despite increasing price competition. Ryanair's break-even load factor was 57% in fiscal year 2003, 62% in fiscal year 2004 and 65% in fiscal year 2005. Cost per ASM declined from EUR0.061 in fiscal year 2003 to EUR0.055 in fiscal year 2004 and to EUR0.053 in fiscal year 2005. Ryanair recorded an operating profit of EUR263.5 million in fiscal year 2003, EUR249.0 million in fiscal year 2004 and EUR327.4 million in fiscal year 2005, and profit after taxation of EUR239.3 million in fiscal year 2003, EUR206.6 million in fiscal year 2004 and EUR266.7 million in fiscal year 2005. Ryanair recorded seat capacity growth of approximately 15% in fiscal 2005, compared to 54% and 35% in fiscal years 2004 and 2003, and expects capacity to increase by approximately 28% in fiscal 2006, reflecting the current aircraft delivery timetable under the Company's contracts with Boeing.

     The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, overall passenger traffic volume, the availability of new airports for expansion, fuel prices, the airline pricing environment in a period of increased competition, the ability to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations, economic and political conditions in Ireland, the U.K. and the EU, seasonal variations in travel, developments in government regulations, litigation and labor relations, foreign currency fluctuations, competition and the public's perception regarding the safety of low-fares airlines and changes in aircraft acquisition, leasing, and other operating costs, as well as the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to continue to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the current shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers, as well as the Company's decision to enter into fuel hedging arrangements on a more selective basis. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. In addition, the financing of new and existing 737-800 aircraft will significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism increased dramatically following the terrorist attacks on the U.S. in September 2001. Although Ryanair currently passes on increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. See "Item 3. Key Information-Risk Factors-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry."

                            RECENT OPERATING RESULTS

     As of April 1, 2005, Ryanair prepares its consolidated financial statements, in accordance with IFRS. The summary of the Company's results for the quarter ended June 30, 2005, and comparative year-earlier period set forth below were prepared in accordance with IFRS as they have been (or are expected to be) adopted by the EU and are expected to be effective (or available for early adoption) at March 31, 2006, for use in preparing the Company's consolidated annual financial statements for the year ending March 31, 2006. These accounting policies are still subject to change and to further interpretation, and therefore cannot be determined with certainty. See "-Transition to International Financial Reporting Standards" below for a discussion of the most significant differences between IFRS and Irish GAAP that affect the Company's financial statements.

     In addition, in order to more accurately reflect the structure of certain of the Company's ancillary contracts, starting with the quarter ended June 30, 2005, and for future periods, the Company has chosen to change the method of recording certain ancillary revenues and costs (primarily relating to car hire and travel insurance, which are now predominantly booked through Ryanair.com, rather than the Company's call center, as historically had been the case). The change in method reflects the fact that the Company now receives revenues from these services primarily in the form of commissions from the third-party service provider, with no associated costs being incurred; previously, the Company had simultaneously recorded the full amount of the revenues received from the end customer for these services and a related cost for the significant portion of such revenues owed to the third-party service providers. This change resulted in a reduction in ancillary revenues of EUR8.2 million in the quarter ended June 30, 2005, from the amount that would have been recorded under the previous method (a EUR3.2 million reduction on a comparative basis for the same quarter in 2004), with a corresponding reduction in other costs. The change in method had no effect on the Company's operating income or net income in either period.

     For the quarter ended June 30, 2005 (the first quarter of the Company's fiscal year 2006), Ryanair recorded an increase in profit after taxation of 31.1%, from EUR53.1 million in the three months ended June 30, 2004, to EUR69.6 million. The result for the first quarter of 2006 included exceptional income of

EUR5.9 million arising from the settlement of an insurance claim relating to scratches on six 737-200A aircraft that were retired early during 2003. There were no exceptional items recorded in the first quarter of 2005.

    Total operating revenues increased 35.1%, from EUR299.6 million in the first quarter of fiscal year 2005 to EUR404.6 million in the first quarter of fiscal 2006, primarily as a result of an increase of approximately 33.7% in scheduled passenger revenues, which totalled EUR346.3 million for the quarter, as well as a 44.0% increase in ancillary revenues to EUR58.4 million. Operating expenses increased at a higher rate, rising by 38.3%, from EUR234.8 million in the three months ended June 30, 2004 to EUR324.8 million in the three months ended June 30, 2005, as fuel costs more than doubled to EUR109.9 million, and other costs related to the growth of Ryanair's fleet and route network and the general level of activity (particularly route charges and airport and handling costs) also increased. Operating profit (including the exceptional income described above) increased by 32.6% to EUR85.8 million in the first quarter of fiscal 2006. The Company had cash and liquid resources of EUR1,786.5 million at June 30, 2005, as compared with EUR1,325.4 million in cash and liquid resources as calculated under IFRS at March 31, 2005, as increased cash flows from operating activities reflected Ryanair's profitable performance. Capital expenditures for the quarter, primarily relating to deposit payments for future aircraft deliveries, totalled EUR13.4 million.

                          CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of Ryanair's financial condition and results of operations is based on its Consolidated Financial Statements, which are included in Item 18 and prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For additional information regarding differences between Irish GAAP and U.S. GAAP, please refer to Note 31 to the Consolidated Financial Statements included in Item 18. Irish GAAP also differs from IFRS, under which the Company prepares its financial statements for periods ending after April 1, 2005. See "Transition to International Financial Reporting Standards" below. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates under different conditions or assumptions.

     Ryanair  believes that its critical  accounting  policies,  which are
those  that  require   management's  most  difficult,   subjective  and  complex
judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the Consolidated Financial Statements included in Item 18 and the discussion and analysis below. For additional detail on these policies, see Note 1b, "Significant accounting policies," to the Consolidated Financial Statements included in Item 18.

Long lived assets

     As of March 31, 2005, Ryanair had EUR2.09 billion of long-lived assets, including EUR2.08 billion of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

     Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in a long-lived asset's physical condition, and operating or cash-flow losses associated with the use of the long-lived asset. While the airline industry as a whole has experienced many of these factors from time to time, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

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

                              RESULTS OF OPERATIONS

     The following table sets forth certain income statement data (calculated under Irish GAAP) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:

                                                                                 Fiscal Year ended March 31,
                                                                        2005               2004               2003
Total Revenues........................................                  100%               100%               100%
  Scheduled Revenues..................................                  84.4               86.1               86.9
  Ancillary Revenues..................................                  15.6               13.9               13.1
Total Operating Expenses..............................                  75.3               76.6               68.7
  Staff Costs.........................................                  10.5               11.5               11.0
  Depreciation and Amortization.......................                   7.4                9.1                9.1
  Fuel and Oil........................................                  19.8               16.3               15.3
  Maintenance, Materials and Repairs..................                   2.8                4.0                3.5
  Marketing and Distribution Costs....................                   1.5                1.5                1.7
  Aircraft Rentals....................................                   2.5                1.1                0.0
  Route Charges.......................................                  10.2               10.3                8.1
  Airport and Handling Charges........................                  13.3               13.7               12.8
  Other Ancillary and Operating Expenses..............                   7.3                7.3                7.2
  Exceptional Costs*..................................                     -                1.8                  -
Operating Profit before goodwill amortization.........                  24.7               23.4               31.3
  Goodwill Amortization**                                                0.2                0.2                  -
Operating Profit after goodwill amortization..........                  24.5               23.2               31.3
Net interest (expense) income.........................                  (2.2)              (2.2)               0.0
Other Income (Expenses)...............................                  (0.2)               0.3                0.1
Profit before Taxation................................                  22.1               21.3               31.4
Taxation..............................................                   2.2                2.0                3.0
Profit after Taxation.................................                  19.9               19.3               28.4


     * Exceptional costs in fiscal 2004 totaled EUR19.6 million, comprising lease costs of EUR13.3 million arising from the early retirement of six Boeing 737-200A aircraft, an additional depreciation charge of EUR3.3 million relating to an adjustment to the residual value of these aircraft and EUR3.0 million in costs we incurred to reorganize Buzz's operations following its acquisition.

     ** Goodwill of EUR2.1  million and EUR2.3  million  arising from the "Buzz"
     acquisition   was   recorded   during  the  fiscal  years  2005  and  2004,
     respectively.

     The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

                                                                 Fiscal Year ended March 31,
                                                 2005                      2004                      2003
                                                     (in thousands of euro, except percentage data)
Non-flight Scheduled..............         EUR104,084        49.9%      EUR66,616        44.5%       EUR35,291      31.9%
Car Rental........................          EUR45,087        21.6%      EUR35,110        23.5%       EUR27,615      25.0%
In-flight Sales...................          EUR34,939        16.8%      EUR30,100        20.1%       EUR23,142      20.9%
Internet-Related..................          EUR24,360        11.7%      EUR17,721        11.8%       EUR12,159      11.0%
Charter...........................                -            -           EUR111         0.1%       EUR12,350      11.2%
Total.............................         EUR208,470       100.0%     EUR149,658       100.0%      EUR110,557       100%

                 FISCAL YEAR 2005 COMPARED WITH FISCAL YEAR 2004

     Profit after Taxation. Ryanair's profit on ordinary activities after taxation increased 29.1%, from EUR206.6 million in the fiscal year ended March 31, 2004, to EUR266.7 million in the fiscal year ended March 31, 2005, primarily reflecting a 24.4% increase in total operating revenues from EUR1,074.2 million to EUR1,336.6 million. The increase in revenues reflected an increase of 22.0% in scheduled revenues and of 39.3% in ancillary revenues, each as described in more detail below. As a result of these factors, total revenue per passenger increased by 4.2%. Ryanair's profitability also benefited from the Company's continued focus on tight cost controls. Ryanair's profit on ordinary activities before taxation increased 29.5%, from EUR228.5 million in the fiscal year ended March 31, 2004 to EUR295.9 million in the fiscal year ended March 31, 2005.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 22.0%, from EUR924.6 million in the fiscal year ended March 31, 2004 to EUR1,128.1 million in the fiscal year ended March 31, 2005. This increase reflected the combined effect of an increase of 2.2% in average fares and growth of 19.3% in overall passengers booked, from 23.1 million to 27.6 million, reflecting increased scheduled passenger volumes on existing passenger routes, as well as the launch of 61 new routes and the first full year of revenues for two new bases (Rome (Ciampino) and Barcelona (Girona)) launched in the fourth quarter of fiscal 2004. The increase also reflected improved booked passenger load factors, which increased from 81% to 84%.

     Passenger capacity (as measured in ASMs) during fiscal 2005 increased 27.3% due to the addition of 27 Boeing 737-800 aircraft, offset in part by the retirement of six Boeing 737-200A aircraft, as well as an increase in the average length of passenger haul and the increase in sectors flown. Scheduled passenger revenues accounted for 84.4% of Ryanair's total revenues for the fiscal year ended March 31, 2005, compared with 86.1% of total revenues in fiscal year ended March 31, 2004.

     Ancillary Revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and internet-related services, increased 39.3%, from EUR149.7 million in the fiscal year ended March 31, 2004 to EUR208.5 million in the fiscal year ended March 31, 2005. The overall increase reflected higher revenues in each of the components. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, and sales of rail and bus tickets, hotel accommodation and travel insurance, increased 56.2% to EUR104.1 million from EUR66.6 million in fiscal 2004, while car rental revenues increased by 28.4%, to EUR45.1 million from EUR35.1 million. Revenues from in-flight sales increased 16.1%, to EUR34.9 million from EUR30.1 million in fiscal year 2004, while average passenger spending per flight increased to EUR3.12 from EUR3.07. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website and those earned on services (such as hotel reservations) offered through the website, increased 37.9%, from EUR17.7 million in fiscal year 2004 to EUR24.4 million in fiscal year 2005. The Company ceased offering charter services in April 2003 in order to focus on its scheduled operations; charter revenues amounted to EUR0.1 million in fiscal 2004.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses declined from 76.6% in the fiscal year ended March 31, 2004 to 75.3% in the fiscal year ended March 31, 2005, reflecting the fact that revenues grew at a faster rate than our operating expenses. In absolute terms, total operating expenses excluding goodwill increased 22.4%, from EUR822.9 million in the fiscal year ended March 31, 2004, to EUR1,007.1 million in the fiscal year ended March 31, 2005, principally as a result of the increase in scheduled passenger volume and the 9.2% increase in number of sectors flown, which were reflected in increases in fuel expenses and route and airport and handling charges, as well as the adverse impact of an increase of approximately 10% in average sector length and higher jet kerosene prices. These factors were offset only in part by the positive effect of the strengthening of the euro against the dollar on the U.S. dollar-denominated price of fuel. Nonetheless, total operating expenses per ASM declined by 4.1%, reflecting declines on a per ASM basis in all components other than fuel and oil costs and aircraft rentals.

     The following table sets forth the amounts in euro cents and percentage changes of Ryanair's operating expenses (on a per ASM basis)* for the fiscal years ended March 31, 2005 and March 31, 2004 under Irish GAAP. These data are calculated by dividing the relevant expense amount (as shown in the Consolidated Financial Statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.


                                                                    Fiscal Year      Fiscal Year
                                                                          Ended            Ended
                                                                 March 31, 2005   March 31, 2004         % Change
Staff Costs.................................................               0.79             0.88           -10.4%
Depreciation and Amortization...............................               0.55             0.70           -21.0%
Fuel and Oil................................................               1.49             1.25            19.1%
Maintenance, Materials and Repairs..........................               0.21             0.31           -31.4%
Marketing and Distribution..................................               0.11             0.12            -4.5%
Aircraft Rentals............................................               0.19             0.08           127.9%
Route Charges...............................................               0.76             0.79            -3.3%
Airport and Handling Charges................................               1.00             1.05            -4.8%
Other Operating Expenses....................................               0.55             0.56            -2.3%
Exceptional costs(a)........................................                  -             0.14                -
Operating Expenses before goodwill amortization.............               5.65             5.88            -3.9%
Goodwill amortization(b)....................................               0.01             0.02           -50.0%
Total Operating Expenses after goodwill amortization(c).....               5.66             5.90            -4.1%


______________________


     * For the purposes of calculating Operating Expenses per Available Seat Mile (ASM), operating expenses include the costs of the Company's charter operations, where applicable.

     (a) Exceptional costs in fiscal 2004 totaled EUR19.6 million, comprising lease costs of EUR13.3 million arising from the early retirement of six Boeing 737-200A aircraft, additional depreciation charges of EUR3.3 million relating to an adjustment to the residual value of these aircraft and EUR3.0 million in costs incurred to reorganize Buzz's operations following their acquisition. There were no exceptional costs in fiscal 2005.

     (b) Goodwill of EUR2.1 million and EUR2.3  million  arising from the "Buzz"
     acquisition   was   recorded   during  the  fiscal  years  2005  and  2004,
     respectively.

     (c) Total Operating Expenses per ASM does not equal the Cost per ASM (CASM) reported in the table of "Selected Operating and Other Data" in Item 3, as the latter figure excludes Non-Charter Ancillary Costs, which were 0.4 euro cents and 0.4 euro cents per ASM in the fiscal years ended March 31, 2004 and 2005, respectively.

     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 10.4% on a per ASM basis, while in absolute terms, these costs increased 14.1%, from EUR123.6 million in the fiscal year ended March 31, 2004, to EUR141.0 million in the fiscal year ended March 31, 2005, primarily reflecting a 13.8% increase in average employee numbers to 2,604 and the impact of pay increases of 3% granted during the year, partly offset by savings in U.K. pound sterling-denominated salaries due to the weakening of the pound sterling against the euro.

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 21.0%, while in absolute terms these costs increased by 0.6% from EUR98.1 million (excluding EUR3.3 million in exceptional costs) in the fiscal year ended March 31, 2004, to EUR98.7 million in the fiscal year ended March 31, 2005, primarily reflecting the net increase in the size of Ryanair's "owned" fleet from 62 to 74, offset by lower amortization charges due to the retirement of 12 737-200A aircraft and a decline in the cost of amortization of capitalized maintenance of 737-800 aircraft as a result of more favorable terms in Ryanair's new engine maintenance agreement with GE. The strengthening of the euro against the U.S. dollar during the period also had a positive impact on the depreciation and amortization charge relating to new aircraft deliveries when expressed in euro.

     Fuel and Oil. Ryanair's fuel and oil costs increased by 19.1% per ASM, and by 51.6% in absolute terms to EUR265.3 million from EUR175.0 million in the fiscal year ended March 31, 2004, in each case after giving effect to the Company's fuel hedging activities. The increase reflected the significant increase in the average dollar-denominated fuel price, a 9.2% increase in the number of sectors flown, and an increase of approximately 10% in the average sector length, partially offset by the positive impact of the strengthening of the euro against the U.S. dollar during the period. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) increased nearly 30% from EUR0.816 per U.S. gallon in the fiscal year ended March 31, 2004 to EUR1.06 per U.S. gallon in the fiscal year ended March 31, 2005, in each case after giving effect to the Company's fuel hedging activities.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 31.4% on a per ASM basis, while in absolute terms these expenses decreased by 12.6%, from EUR43.4 million in the fiscal year ended March 31, 2004, to EUR37.9 million in the fiscal year ended March 31, 2005. The absolute decrease reflected the improved reliability arising from the higher proportion of 737-800s in the operating fleet and a lower level of maintenance costs incurred due to the return of four BAE 146 aircraft to KLM and the release of maintenance overhaul provisions of EUR5.2 million during the year associated with the earlier-than-scheduled return of six leased 737-300s. See "Item 4. Information on the Company-The Acquisition of Buzz." Under Irish GAAP, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

     Marketing and Distribution Costs. Ryanair's marketing and distribution costs per ASM decreased 4.5%, while in absolute terms these costs increased by 21.6%, from EUR16.1 million in the fiscal year ended March 31, 2004 to EUR19.6 million fiscal year ended March 31, 2005. The increase in absolute terms was primarily the result of higher spending arising from the higher level of activity during the year.

     Aircraft Rentals. Ryanair recorded EUR33.5 million in aircraft rental expense during the fiscal year ended March 31, 2005, nearly tripling from the EUR11.5 million reported in fiscal year 2004. This reflects the operating lease costs for 13 737-800 aircraft, 10 of which were entered into during fiscal 2004 (primarily during the fiscal fourth quarter), and three of which were entered into during fiscal 2005. These higher costs were offset in part by offset by the return of four BAE 146s and six leased 737-300 aircraft to KLM and ILFC, respectively, during the year.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM decreased 3.3% in the fiscal year ended March 31, 2005, while airport and handling charges per ASM decreased 4.8%. In absolute terms, route charges increased 23.0%, from EUR110.3 million in the fiscal year ended March 31, 2004, to EUR135.7 million in the fiscal year ended March 31, 2005, primarily as a result of the 9.2% increase in sectors flown and the increase in average sector length, as well as an increase in route charges based on aircraft weight, as the average weight of the fleet increased due to the higher proportion of 737-800s. In absolute terms, airport and handling charges increased 21.2%, from EUR147.2 million in the fiscal year ended March 31, 2004 to EUR178.4 million in the fiscal year ended March 31, 2005, reflecting the growth in passenger volume and increased costs at certain airports already served by Ryanair, the effects of which were offset in part by lower average costs at new airports.

     Other Ancillary and Operating Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 2.3% on a per ASM basis in the fiscal year ended March 31, 2005, although in absolute terms these costs increased by 24.4%, from EUR78.0 million in the fiscal year ended March 31, 2004 to EUR97.0 million in the fiscal year ended March 31, 2005. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect overhead costs, while the increase in absolute terms was primarily attributable to the increased passenger volumes.

     Exceptional Costs. The Company recorded exceptional costs in fiscal 2004 consisting of lease costs of EUR13.3 million arising from the early retirement of six Boeing 737-200A aircraft, an additional depreciation charge of EUR3.3 million relating to an adjustment to the residual value of these aircraft and EUR3.0 million in costs incurred to reorganize Buzz's operations following its acquisition. The Company did not record any exceptional costs in fiscal 2005.

     Goodwill Amortization. The Company recorded goodwill amortization arising from the Buzz acquisition of EUR2.1 million in fiscal 2005, compared to EUR2.3 million in fiscal 2004.

     Operating Profit after Goodwill Amortization. As a result of the factors described above, Ryanair's operating profit after goodwill amortization as a percentage of total revenues increased from 23.2% in the fiscal year ended March 31, 2004 to 24.5% in the fiscal year ended March 31, 2005. In absolute terms, operating profit after goodwill amortization increased 31.5%, from EUR249.0 million in the fiscal year ended March 31, 2004 to EUR327.4 million in the fiscal year ended March 31, 2005.

     Interest Receivable and Similar Income. Ryanair's interest receivable and similar income increased 18.6%, from EUR23.9 million in the fiscal year ended March 31, 2004 to EUR28.3 million in the fiscal year ended March 31, 2005, primarily reflecting higher average cash balances on hand due to Ryanair's continuing profitability, as well as higher average deposit interest rates earned during the year.

     Interest Payable and Similar Charges. Ryanair's interest payable and similar charges increased 20.9%, from EUR47.6 million in the fiscal year ended March 31, 2004, to EUR57.5 million in the fiscal year ended March 31, 2005, reflecting the increase in debt related to the acquisition of 24 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

     Other Income. Ryanair's other income, comprising foreign exchange gains and losses as well as gains and losses on disposals of assets, moved from a gain of EUR3.2 million in the fiscal year ended March 31, 2004 to a loss of EUR2.3 million in the fiscal year ended March 31, 2005, primarily due to the negative impact of exchange rates on cash balances retained in pounds sterling.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2005 was 9.9%, compared to 9.6% in the fiscal year ended March 31, 2004. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%, the positive impact of Ryanair.com (which benefits from a reduced corporation tax rate) and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from certain qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. Ryanair recorded an income tax provision of EUR29.2 million for the fiscal year ended March 31, 2005, compared to an income tax provision of EUR21.9 million for the fiscal year ended March 31, 2004.

                 FISCAL YEAR 2004 COMPARED WITH FISCAL YEAR 2003

     Profit after Taxation. Ryanair's profit on ordinary activities after taxation declined 13.7%, from EUR239.4 million in the fiscal year ended March 31, 2003 to EUR206.6 million in the fiscal year ended March 31, 2004, despite a 27.5% increase in total operating revenues from EUR842.5 million to EUR1,074.2 million. The decrease in profitability was largely attributable to a reduction of approximately 14% in average fares, and also reflected the negative impact of the exceptional costs described in more detail below, as well as goodwill arising from the Buzz acquisition of EUR2.3 million amortized during the period. These negative factors were offset only in part by continued strong growth in passenger volumes due to the launch of 73 new routes and two additional continental European bases during the year, increased capacity on existing routes and the acquisition of Buzz in April 2003, as well as the Company's continued focus on tight cost controls. Ryanair's profit on ordinary activities before taxation decreased 13.6%, from EUR264.6 million in the fiscal year ended March 31, 2003 to EUR228.5 million in the fiscal year ended March 31, 2004.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 26.3%, from EUR731.9 million in the fiscal year ended March 31, 2003 to EUR924.6 million in the fiscal year ended March 31, 2004. This increase reflected growth of 47.3% in scheduled passenger volumes, from 14.4 million to 21.2 million passengers flown, and a 48.9% increase in sectors flown from 115,325 to 171,726. The increase in scheduled revenues was achieved despite the decrease of approximately 14% in average fares, of which approximately four percentage points was attributable to the depreciation of the U.K. pound sterling against the euro, as well as a decrease in average yield per RPM from EUR0.108 to EUR0.089 and a decline in flown passenger load factor from 78% to 74%.

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

     Ancillary Revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and charter revenues, increased 35.4%, from EUR110.6 million in the fiscal year ended March 31, 2003 to EUR149.7 million in the fiscal year ended March 31, 2004. The overall increase reflected improved results in each of the components other than charter revenues. Revenues from non-flight scheduled operations, primarily excess baggage charges, income from debit and credit card transactions, and sales of rail tickets, hotel accommodation and travel insurance, increased 88.8% to EUR66.6 million from EUR35.3 million in fiscal 2003, while car rental revenues increased by 27.1%, to EUR35.1 million from EUR27.6 million. Revenues from in-flight sales increased 30.1%, from EUR23.1 million in fiscal year 2003 to EUR30.1 million in fiscal year 2004, although average passenger spending per flight declined from EUR3.52 to EUR3.07. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website and those earned on services (such as hotel reservations) offered through the website, increased 45.7%, from EUR12.2 million in fiscal year 2003 to EUR17.7 million in fiscal year 2004. Charter revenues decreased from EUR12.4 million to EUR0.1 million, reflecting the fact that the Company ceased offering charter services in April 2003 in order to focus on its scheduled operations.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses increased from 68.7% in the fiscal year ended March 31, 2003 to 76.8% in the fiscal year ended March 31, 2004, as a result of the faster growth in expenses during the year compared to revenues, which were negatively affected by the decline in fares described above. In absolute terms, total operating expenses increased 42.5%, from EUR579.0 million in the fiscal year ended March 31, 2003 to EUR825.3 million in the fiscal year ended March 31, 2004, principally as a result of the increase in scheduled passenger volume and the 48.9% increase in number of sectors flown, which were reflected in increases in fuel expenses and route and airport and handling charges, which were offset only in part by the weakening of the U.K. pound sterling against the euro as well as efficiencies arising from the increased proportion of 737-800 aircraft in the Company's fleet. Nonetheless, total operating expenses per ASM declined by 10.9%, reflecting declines on a per ASM basis in all components other than aircraft rentals and route charges.

     The following table sets forth the amounts in euro cents and percentage changes of Ryanair's operating expenses (on a per ASM basis)* for the fiscal years ended March 31, 2003 and March 31, 2004 under Irish GAAP. These data are calculated by dividing the relevant expense amount (as shown in the Consolidated Financial Statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

                                                                    Fiscal Year      Fiscal Year
                                                                          Ended            Ended
                                                                 March 31, 2004   March 31, 2003         % Change
Staff Costs.................................................               0.88             1.06           -17.0%
Depreciation and Amortization...............................               0.70             0.88           -20.2%
Fuel and Oil................................................               1.25             1.47           -15.1%
Maintenance, Materials and Repairs..........................               0.31             0.34            -8.7%
Marketing and Distribution..................................               0.12             0.17           -31.0%
Aircraft Rentals............................................               0.08             0.00            nm(d)
Route Charges...............................................               0.79             0.78             0.7%
Airport and Handling Charges................................               1.05             1.24           -14.8%
Other Operating Expenses....................................               0.56             0.68           -18.1%
Exceptional costs(a)........................................               0.14                -            nm(d)
Operating Expenses before goodwill amortization.............               5.88             6.62           -11.2%
Goodwill amortization(b)....................................               0.02                -            nm(d)
Total Operating Expenses after goodwill amortization(c).....               5.90             6.62           -10.9%

______________________

     * For the purposes of calculating Operating Expenses per Available Seat Mile (ASM), operating expenses include the costs of the Company's charter operations.

     (a) Exceptional costs totaled EUR19.6 million, comprising lease costs of EUR13.3 million arising from the early retirement of six Boeing 737-200A aircraft, an additional depreciation charge of EUR3.3 million relating to an adjustment to the residual value of these aircraft and EUR3.0 million in costs incurred to reorganize Buzz's operations following their acquisition.

     (b) Goodwill of EUR2.3 million arising from the "Buzz" acquisition was recorded during the period.

     (c) Total Operating Expenses per ASM does not equal the Cost per ASM (CASM) reported in the table of "Selected Operating and Other Data" in Item 3, as the latter figure excludes Non-Charter Ancillary Costs, which were 0.5 euro cents and 0.4 euro cents per ASM in the fiscal years ended March 31, 2003 and 2004, respectively.

(d)   Not meaningful.

     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 17.0% on a per ASM basis, while in absolute terms, these costs increased 32.8%, from EUR93.1 million in the fiscal year ended March 31, 2003 to EUR123.6 million in the fiscal year ended March 31, 2004, reflecting a 31% increase in average employee numbers to 2,288 as well as a 3% pay increase granted to employees during the year, offset in part by savings arising from the strengthening of the euro against the U.K. pound sterling. Productivity calculated on the basis of passengers booked per employee continued to improve, increasing 21.1% to 10,049 passengers during the year.

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 20.2%, while in absolute terms these costs increased 27.7% from EUR76.9 million in the fiscal year ended March 31, 2003 to EUR98.1 million (excluding EUR3.3 million exceptional costs) in the fiscal year ended March 31, 2004, reflecting an increase in the number of owned aircraft from 54 to 62 and the amortization of capitalized maintenance costs, offset in part by savings arising from the base cost of all 737-200A aircraft now having been fully depreciated.

     Fuel and Oil. Ryanair's fuel and oil costs per ASM decreased 15.1%, although in absolute terms these costs increased 35.8%, from EUR128.8 million in the fiscal year ended March 31, 2003 to EUR175.0 million in the fiscal year ended March 31, 2004, in each case after giving effect to the Company's fuel hedging activities. The increase was principally due to the 58.2% increase in overall number of hours flown resulting from the expansion of Ryanair's fleet and route network, offset in part by a decrease in the Company's cost of fuel as a result of the weakness of the dollar against the euro and an improvement in the fleet fuel burn rate due to the increased proportion of 737-800 aircraft operated. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) decreased from EUR0.930 per U.S. gallon in the fiscal year ended March 31, 2003 to EUR0.816 per U.S. gallon in the fiscal year ended March 31, 2004, in each case after giving effect to the Company's fuel hedging activities.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 8.7% on a per ASM basis, while in absolute terms these expenses increased 46.2%, from EUR29.7 million in the fiscal year ended March 31, 2003 to EUR43.4 million in the fiscal year ended March 31, 2004. The increase in absolute terms was largely due to the increase in the size of the fleet operated and flight hours, as well as higher maintenance charges relating to the Buzz aircraft, the effects of which were partially offset by savings reflecting improved reliability due to the higher proportion of 737-800 aircraft in the fleet. In addition, the entry into operation of 10 aircraft under operating lease as a result of the acquisition of Buzz and the early retirement of certain 737-200s resulted in the recognition of the maintenance costs as provisions made for future overhauls. Under Irish GAAP, the accounting treatment for these costs differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

     Marketing and Distribution Costs. Ryanair's marketing and distribution costs per ASM decreased 31.0%, while in absolute terms these costs increased 10.4%, from EUR14.6 million in the fiscal year ended March 31, 2003 to EUR16.1 million in the fiscal year ended March 31, 2004. The increase in absolute terms was primarily the result of higher spending on the promotion of new routes, as well as the initial launch costs arising from the commencement of two new bases at Barcelona (Girona) and Rome (Ciampino) in the fiscal fourth quarter of the year.

     Aircraft Rentals. Ryanair recorded EUR11.5 million in aircraft rental expense during the fiscal year ended March 31, 2004, compared to none during the fiscal year ended March 31, 2003. This reflects the lease rental costs associated with the acquired Buzz aircraft and the operating leases entered into for 10 of the new 737-800 aircraft, nine of which were delivered during the fourth quarter of fiscal 2004. See "Item 4. Information on the Company--Aircraft" for more information on these leases.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM increased 0.7% in the fiscal year ended March 31, 2004, while airport and handling charges per ASM decreased 14.8%. In absolute terms, route charges increased 61.2%, from EUR68.4 million in the fiscal year ended March 31, 2003 to

EUR110.3 million in the fiscal year ended March 31, 2004, primarily as a result of the 48.9% increase in sectors flown, the increase in average sector length and an increase in route charges based on aircraft weight as the average weight of the fleet increased due to the higher proportion 737-800s. These factors were offset in part by the impact of the weakening of the British pound, in which costs at our bases in London (Stansted) and Glasgow (Prestwick) and other airports in the United Kingdom are denominated, against the euro. In absolute terms, airport and handling charges increased 36.3%, from EUR108.0 million in the fiscal year ended March 31, 2003 to EUR147.2 million in the fiscal year ended March 31, 2004, reflecting the growth in passenger volume and increased costs on certain existing routes, the effects of which were offset in part by lower average costs on new routes to continental Europe.

     Other Ancillary and Operating Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 18.1% on a per ASM basis in the fiscal year ended March 31, 2004, although in absolute terms these costs increased by 31.1%, from EUR59.5 million in the fiscal year ended March 31, 2003 to EUR78.0 million in the fiscal year ended March 31, 2004. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect overhead costs, while the increase in absolute terms was primarily attributable to the increases in passenger volumes.

     Exceptional Costs. The Company recorded exceptional costs in fiscal 2004 consisting of lease costs of EUR13.3 million arising from the early retirement of six Boeing 737-200A aircraft, an additional depreciation charge of EUR3.3 million relating to an adjustment to the residual value of these aircraft and EUR3.0 million in costs incurred to reorganize Buzz's operations following its acquisition. The Company did not record any exceptional costs in fiscal 2003.

     Goodwill Amortization. The Company recorded goodwill amortization in fiscal 2004 of EUR2.3 million, arising from the "Buzz" acquisition. The Company had no goodwill amortization in fiscal 2003.

     Operating Profit after Goodwill Amortization. As a result of the factors described above, Ryanair's operating profit after goodwill amortization as a percentage of total revenues decreased from 31.3% in the fiscal year ended March 31, 2003 to 23.2% in the fiscal year ended March 31, 2004. In absolute terms, operating profit after goodwill amortization decreased 5.5%, from EUR263.5 million in the fiscal year ended March 31, 2003 to EUR249.0 million in the fiscal year ended March 31, 2004.

     Interest Receivable and Similar Income. Ryanair's interest receivable and similar income decreased 23.8%, from EUR31.4 million in the fiscal year ended March 31, 2003 to EUR23.9 million in the fiscal year ended March 31, 2004, primarily reflecting reductions in deposit interest rates during the year, offset only in part by higher average cash balances on hand due to Ryanair's continuing profitability.

     Interest Payable and Similar Charges. Ryanair's interest payable and similar charges increased 54.0%, from EUR30.9 million in the fiscal year ended March 31, 2003 to EUR47.6 million in the fiscal year ended March 31, 2004, reflecting the increase in debt related to the acquisition of nine 737-800 aircraft. These costs are expected to continue to increase as Ryanair expands its fleet.

     Other Income. Ryanair's other income, comprising foreign exchange gains and losses as well as gains and losses on disposals of assets, increased from EUR0.6 million in the fiscal year ended March 31, 2003 to EUR3.2 million in the fiscal year ended March 31, 2004, primarily due to the year-end conversion to euro of U.K. pound sterling and U.S. dollar bank balances, as well as foreign currency receivable and payable balances.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2004 was 9.6%, compared to 9.5% in the fiscal year ended March 31, 2003. The effective tax rate reflects a reduction in the statutory rate of Irish corporation tax to 12.5%, the positive impact of Ryanair.com (which benefits from a reduced corporation tax rate) and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from certain qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. Ryanair recorded an income tax provision of EUR21.9 million for the fiscal year ended March 31, 2004, compared to an income tax provision of EUR25.2 million for the fiscal year ended March 31, 2003.

                             QUARTERLY FLUCTUATIONS

     The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Historically, Ryanair has experienced its lowest load factors and yields for the year in January and February. As a result, the Company's operating revenues and profit before taxation have generally been significantly lower in the last quarter of a fiscal year ended March 31 than in the other quarters of the year.

                            U.S. GAAP RECONCILIATION

     The Company's consolidated net income determined in accordance with U.S. GAAP was EUR283.4 million, EUR215.4 million and EUR241.8 million for the fiscal years ended March 31, 2005, 2004 and 2003, respectively, as compared with net income of EUR266.7 million, EUR206.6 million and EUR239.4 million, respectively, for the same periods, as determined under Irish GAAP.

     The net income calculation under U.S. GAAP for the fiscal year 2005 reflected a credit arising from a purchase accounting adjustment of EUR11.9 million relating to the Company's acquisition of Buzz Stansted. In particular, as part of the acquisition of Buzz Stansted, Ryanair acquired certain aircraft operating leases with rental payments that were substantially above market value at the date of acquisition. During fiscal 2005, Ryanair agreed upon the early return of these aircraft to the lessors thereby releasing Ryanair from any remaining lease obligations at that time. See "Item 4. Information on the Company-Acquisition of Buzz." Under Irish GAAP, the remaining onerous lease provision of EUR11.9 million was reversed against goodwill recorded on the balance sheet, as Irish GAAP in such circumstances permits an adjustment to be made to the provisional value of the assets and liabilities acquired as part of the original business combination. Under U.S. GAAP, the timeframe for making such adjustments is limited to 12 months post-acquisition, and therefore the reversal of the onerous lease provision was taken as a credit to Ryanair's U.S. GAAP income statement.

     The Company's total assets determined in accordance with U.S. GAAP were EUR3,839.8 million, EUR2,961.9 million and EUR2,479.9 million at March 31, 2005, 2004 and 2003, respectively, as compared with EUR3,809.7 million, EUR2,939.0 million and EUR2,466.7 million, respectively, under Irish GAAP. Shareholders' equity determined in accordance with U.S. GAAP was EUR1,629.8 million, EUR1,356.3 million and EUR1,177.2 million at March 31, 2005, 2004 and 2003, respectively, as compared with EUR1,727.4 million, EUR1,455.3 million and EUR1,241.7 million, respectively, under Irish GAAP. The main differences affecting the determination of shareholders' equity at March 31, 2005 include the different treatment of derivative financial instruments, pension costs, capitalized interest on aircraft acquisitions and the treatment of goodwill. For a discussion of the principal differences between Irish GAAP and U.S. GAAP as they relate to the Company's consolidated net income and shareholders' equity, see Note 31 to the Consolidated Financial Statements included in Item 18.

            TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

     From April 1, 2005, Ryanair Holdings is required to prepare its annual consolidated financial statements under IFRS as adopted for use in the European Union. The Company's first results to be reported under IFRS were its interim results for the quarter ended June 30, 2005. The Company's first annual report under IFRS will be prepared for the fiscal year ending March 31, 2006. The Company is required to publish comparative information from the date of
transition,   except  for  certain  exemptions   provided  by  the  transitional
arrangements in IFRS 1 ("First Time Adoption of International Financial Reporting Standards"). Ryanair Holdings's date of transition is April 1, 2004.

     In preparing its first quarter report for fiscal 2006, the Company also prepared a reconciliation to IFRS of its Irish GAAP consolidated shareholders' equity as of March 31, 2005 and its net income for the year then ended, which is summarized below. The preliminary IFRS financial information included in the first quarter report and such reconciliation have been prepared on the basis of the recognition and measurement requirements of IFRS in issue that have been (or are expected to be) adopted by the EU and are expected to be effective (or available for early adoption) at March 31, 2006. Based on these recognition and measurement requirements, management has made assumptions about the accounting policies expected to be applied when the annual financial statements are prepared for the fiscal year ending March 31, 2006. The accounting standards adopted by the EU that will be effective (or available for early adoption) for purposes of the Company's financial statements for the fiscal year ending March 31, 2006 are still subject to change and to further interpretation, and therefore cannot be determined with certainty at this time. Accordingly, the accounting policies for the fiscal year ending March 31, 2006 (and restated comparative data for the prior-year period) will be determined finally only when those annual financial statements are prepared.

     Following is a summary explanation of the most significant changes required to Ryanair's consolidated financial statements as a result of the transition to IFRS.

     Retirement Benefits. In accordance with IAS 19 ("Employee Benefits"), the assets and liabilities of the defined benefit pension plans operated by Ryanair have been recognized, gross of deferred tax, in the IFRS balance sheet at the date of transition to IFRS in accordance with the valuation and measurement requirements of the standard.

     Deferred tax has been computed in respect of the Company's pension liabilities arising as a result of the application of IAS 19 and the related deferred tax assets have been included in the restatements at the relevant balance sheet date.

     In accordance with the exemption afforded under the amendment to IFRS 1, the Company has elected to recognize all cumulative actuarial gains and losses attributable to its defined benefit pension schemes as at the transition date.

     Also in line with the amendment to IAS 19, actuarial gains and losses arising after the transition date are reflected in retained income through the Statement of Recognized Income and Expense included in the Company's IFRS financial statements, and all other pension scheme movements have been accounted for in the Company's income statement.

     Business Combinations. The Company has elected to restate the acquisition of Buzz on April 10, 2003 (the Company's only business combination to date) in accordance with the provisions of IFRS 3 ("Business Combinations"). As the principal assets and liabilities acquired at that time related to take-off and landing slots at London (Stansted) airport, and onerous leases for aircraft, the restatement of the business combination under IFRS 3 has given rise to the following adjustments:

        o Reversal of goodwill amortization since the date of the acquisition amounting to EUR4.5 million (of which EUR2.125 million occurred in fiscal 2005 and EUR2.342 million occurred in fiscal year 2004).

        o Reallocation of all of the fair value of assets acquired at the time (EUR46.8 million) from goodwill to intangible assets, represented by take-off and landing rights ("slots") at London (Stansted) airport. This adjustment was required to recognize the fair value of assets required to be recognized under the provisions of IFRS 3 and IAS 38 "Intangible Assets." This asset is considered to be of indefinite life because the slots do not expire as long as they continue to be utilized, and it is Ryanair's intention to utilize these slots for the foreseeable future. Accordingly, the slots acquired have not been amortized. The slots acquired have also been subsequently reviewed for impairment in accordance with the provisions of IAS 36 "Impairment of Assets," and no impairment of this asset is considered to have occurred since the date of acquisition.

        o No change has been recorded to the provisional fair value of onerous leases taken over in the Buzz acquisition as the impact of discounting such amounts is not considered to be material in the context of the Company's results. Subsequent to the acquisition, however, Ryanair agreed with the lessors on terms and conditions for the early return of these aircraft in late 2004, thereby releasing Ryanair from any remaining lease obligations at that time. (See "Item 4. Information on the Company--Industry Overview--Acquisition of Buzz.") Irish GAAP permits that such an adjustment be made to the provisional value of the assets and liabilities acquired as part of the original business combination, provided that the adjustment is made either in the reporting period that the combination took place or in the first full financial period following the transaction. IFRS 3, however, only allows such an adjustment to be made in the 12-month period following the acquisition, and, accordingly, as the event occurred more than 12 months after the acquisition date, under IFRS (as under U.S. GAAP), this adjustment is instead reflected as credit to the Company's income statement. This difference gave rise to a credit of EUR11.9 million to the IFRS income statement in the fiscal year ending March 31, 2005.

     Share Based Payments. IFRS 2 ("Share Based Payment") requires the Company to recognize any share based payments made to employees during a reporting period as a charge to the income statement over the vesting period of the options, together with a corresponding increase in equity. The charge of EUR0.5 million for the fiscal year ending March 31, 2005 for share option grants under IFRS has been computed using the Binomial Lattice methodology. A similar charge will recur quarterly over the vesting period of the existing options, and there may be additional charges as further share options are granted.

     Ryanair has availed itself of the transition provisions in IFRS 1 for share based payments by only applying the fair value calculation to share option grants that were made after November 7, 2002 but which had not vested by January 1, 2005. Had Ryanair recognized all vested grants of shares between November 7, 2002 and January 1, 2005, the Company's equity at March 31, 2005 under IFRS would have increased by EUR9.4 million, with a corresponding reduction in retained earnings.

     Derivative   Financial   Instruments.   IAS  39  ("Financial   Instruments:
Recognition and Measurement") requires that all financial instruments are recorded at fair value or amortized cost dependant on the nature of the financial asset or financial liability. Derivatives are always measured at fair value with changes in value arising from fluctuations in interest rates, foreign exchange rates or commodity prices. Under Irish GAAP, where the derivatives form part of a hedging agreement, these are not initially measured on the balance sheet, and any related gains or losses arising are deferred until the underlying hedged item impacts on the financial statements.

     Ryanair has taken advantage of the exemption from the requirement to restate comparative information for IAS 39 contained in IFRS 1. As a result of this exemption, the information presented for all periods up to March 31, 2005 has been accounted for the purposes of the IFRS financial statements in accordance with Irish GAAP. This change in accounting principle therefore had no impact on net income and shareholders' equity as set forth in the reconciliation to IFRS of those measures at and for the fiscal year ended March 31, 2005, below.

     From April 1, 2005, Ryanair accounted for all of its derivatives in accordance with IAS 39, with the result that an opening charge of EUR146.4 million together with a related deferred tax benefit of EUR18.3 million has been recorded directly in opening reserves principally relating to the company's interest rate swaps, which were entered into at a time when underlying interest rates were higher than present market rates. In addition, in respect of fair value hedges for firm commitments, the Company recorded in its April 1, 2005, balance sheet an increase of EUR2.7 million in derivative financial assets held, and a corresponding increase in other creditors, with no related ineffectiveness recorded in the income statement.

     The following tables set forth a summary reconciliation to IFRS of Ryanair's Irish GAAP consolidated net income and shareholders' equity for the fiscal year ended March 31, 2005, illustrating the most significant effects of the transition to IFRS.

                                                                     Year Ended
                                                                 March 31, 2005
                                                                       EUR'000*

     Net Income (after tax) under Irish GAAP                         EUR266,741
     Retirement Benefits (net of tax)                                     (260)
     Effect of Business Combinations                                     14,050
     Share Based Payments                                                 (488)
     Preliminary Net Income (after tax) under IFRS                   EUR280,043
     Earnings per Share                                                 EUR0.37
     Diluted Earning per Share                                          EUR0.37

     *Other than earnings per share data.


                                                                     Year Ended
                                                                 March 31, 2005
                                                                       EUR'000*

     Shareholders' equity under Irish GAAP                         EUR1,727,411
     Retirement Benefits                                                (9,300)
     Effect of Business Combinations                                     16,393
     Preliminary shareholders' equity under IFRS                   EUR1,734,504


                      RECENTLY ISSUED ACCOUNTING STANDARDS

     Please see Note 31(g) to the Consolidated  Financial Statements included in
Item 18 for information on recently issued accounting standards that are material to the Company.

                         LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources under Irish GAAP at March 31, 2003, 2004 and 2005 of EUR1,060.2 million, EUR1,257.4 million and EUR1,613.6 million, respectively, with the increase at March 31, 2005 primarily reflecting the growth in profits, offset in part by cash used to fund the purchase of tangible assets. During the year, the Company funded its EUR619.1 million in purchases of tangible assets with EUR550.0 million in loans and EUR69.1 million in cash generated from operations. Cash and liquid resources under Irish GAAP of EUR1,613.6 million at March 31, 2005 included EUR200.0 million (EUR200.0 million and EUR120.9 million at March 31, 2004 and 2003, respectively) in "restricted cash" held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations, as well as EUR4 million (nil at March 31, 2004 and 2003) held in escrow relating to ongoing legal proceedings. See "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     The Company's net cash inflow from operating activities in fiscal years 2003, 2004 and 2005 totaled EUR351.0 million, EUR462.1 million and EUR530.5 million, respectively, reflecting the strong growth in the Company's profitability and increases in cash received for ticket purchases during these periods. During the last three fiscal years, Ryanair's primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of the new fleet of Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

     The Company's net cash flow from returns on investments and servicing of finance totaled an inflow of EUR0.6 million in fiscal year 2003, and outflows of EUR20.3 million and EUR26.4 million in fiscal year 2004 and fiscal year 2005, respectively, primarily reflecting the changing balance between interest payments on long-term aircraft purchase loans and interest earned by the Company on its cash balances. In fiscal year 2005, interest income increased to EUR28.3 million from EUR23.9 million in fiscal year 2004 (reflecting the higher market interest rates during the period and an increase in cash and liquid resources during the year), while at the same time interest payable increased from EUR47.6 million to EUR57.5 million as a result of increased bank loans to fund the purchase of an additional 24 new Boeing 737-800 aircraft during the 2005 fiscal year.

     The Company's net cash flow from financing and management of liquid resources totaled an inflow of EUR120.4 million in fiscal 2003, an outflow of EUR126.5 million in fiscal year 2004 and an inflow of EUR151.1 million in fiscal 2005. The inflows in fiscal 2003 and 2005 principally reflected an increase in long-term aircraft-related debt, while the outflow in fiscal year 2004 reflected increased investment in liquid resources of EUR249.2 million, offset in part by an increase in long-term aircraft-related debt raised during the year.

     Under U.S. GAAP, the Company's cash and cash equivalents at March 31, 2003, 2004 and 2005 were EUR537.5 million, EUR744.6 million, and EUR880.2 million respectively. Under U.S. GAAP, the cash inflows from operating activities in fiscal years 2003, 2004 and 2005 were EUR348.2 million, EUR439.7 million and EUR500.6 million, respectively. The cash outflows from investing activities in fiscal years 2003, 2004 and 2005 were EUR575.8 million, EUR354.3 million and EUR839.8 million, respectively, predominantly comprising payments for aircraft deliveries and advance payments on future deliveries. The cash inflows from financing activities totaled EUR282.6 million, EUR121.7 million and EUR474.9 million, for fiscal year 2003, 2004 and 2005 respectively. See Note 31 to the Consolidated Financial Statements included in Item 18 for a discussion of the relevant differences between Irish and U.S. GAAP.

     Capital Expenditures. The Company's net cash outflows for capital expenditures in fiscal years 2003, 2004 and 2005 were EUR469.8 million, EUR331.6 million and EUR616.9 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States ("ExIm"), as described in more detail below.

     At March 31, 2005, Ryanair had taken delivery of 61 Boeing 737-800 aircraft, the purchase of which was funded in part by ExIm guaranteed financing. The remaining 17 737-800 aircraft in the operating fleet at that date are subject to the sale and leaseback and finance lease arrangements described in more detail below (with an additional four aircraft delivered in April 2005 also subject to sale and leaseback arrangements).

     Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2006.

     The following table summarizes the delivery schedule for each of the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under its past and current contracts with Boeing, including through the exercise of purchase options. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details of the "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each of these aircraft. The Basic Price for each of the 70 firm aircraft to be delivered pursuant to the 2005 Boeing contract, as well as for each of the firm aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, will be increased by (a) an estimated US$900,000 per aircraft for certain "buyer furnished" equipment the company has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft to reflect increases in the published U.S. Employment Cost and Producer Price indices from the time the Basic Price was set through the period of six months prior to the delivery of such aircraft. The Basic Price is also subject to decrease to take into account certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments in respect of the purchase of the aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as providing other goods and services to the Company on concessionary terms.

     These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the Company expects the effective price of each aircraft will be significantly below the unadjusted Basic Price in the table below.

                                            Aircraft Delivery Schedule

                                                                                              Post-2005
Deliveries and Scheduled     1998 Boeing     2002 Boeing                                       Contract        Total
Deliveries in the Fiscal       Contract        Contract          2003                           Option        No. of
Year                            (Incl.          (Incl.       Supplemental    2005 Boeing       Aircraft       737-800
ending March 31,               Options)        Options)       Agreement        Contract                      Aircraft
1999...................           1               -               -               -               -              1
2000...................           4               -               -               -               -              4
2001...................           10              -               -               -               -             10
2002...................           5               -               -               -               -              5
2003...................           8               5               -               -               -             13
2004                              -               18              -               -               -             18
2005...................           -               13              14              -               -             27

Total as of
  March 31, 2005.......           28              36              14              -               -             78

2006...................           -               19              10              -               -             29
2007...................           -               25              -               -               2             27
2008...................           -               20              -               -               3             23
2009...................           -               3               -               17              -             20
2010...................           -               -               -               20              -             20
2011...................           -               -               -               20              -             20
2012...................           -               -               -               13              -             13

Expected Total as of
  March 31, 2012.......           28             103              24              70              5            230


Basic Price per
aircraft (unadjusted)
(in millions)..........       US$46.632       US$51.851       US$51.855        US$51.882        US$51.882


     The following table summarizes the aggregate purchase options available to the Company under its contracts with Boeing at the start and end of fiscal 2005 and at September 1, 2005, broken down by periods in which the relevant option aircraft are deliverable.

                                                           For Deliveries   For Deliveries      Total
                                                           in fiscal 2007   in fiscal 2012     737-800
                                                             - 2011(1)         - 2014(2)       Options
Options available as of April 1, 2004...................        123                -             123
   Options granted in the period........................         -                70              70
   Options exercised in the period......................         -                 -              -
   Options cancelled in the period......................         -                 -              -
Total options available as of March 31, 2005............        123               70             193
   Options exercised after March 31, 2005...............        (5)                -             (5)
Total options available as of September 1, 2005.........        118               70             188

          (1) Options intially granted in connection with the 2002 and 2003 Boeing contracts.

          (2) Options granted in connection with the 2005 Boeing contract.

     As can be seen from the delivery schedule table above, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by between 13 and 29 additional aircraft each fiscal year during the period from fiscal 2006 to 2012, significantly increasing the size of the fleet, which is expected to total 230 (including the five advance purchase options exercised after year-end fiscal 2005, as evidenced in the above table of purchase options) at the end of that period. If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the 188 option aircraft to cater to this demand.

     Capital Resources. Ryanair's long-term debt (including current maturities) totaled EUR837.2 million at March 31, 2003, EUR953.0 million at March 31, 2004 and EUR1,414.9 million at March 31, 2005, with the increase being primarily attributable to the financing of new aircraft. Please see the table "Obligations Due by Period" in "-Contractual Obligations" below for more information on Ryanair's long-term debt (including current maturities) and finance leases as of March 31, 2005. See also Notes 10 and 15 through 17 to the Consolidated Financial Statements included in Item 18 for further information on the maturity profile, interest rate structure and other information on the Company's borrowings.


     The Company's purchase of 61 of the 78 Boeing 737-800 aircraft delivered as of March 31, 2005, as well as of one aircraft delivered in September 2005, has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. At March 31, 2005, ABN AMRO Bank N.V. (as Loan Agent on behalf of other institutions and/or for itself, "ABN"), BNP Paribas ("BNP"), The Royal Bank of Scotland ("RBS") and Lloyds TSB Bank PLC ("Lloyds TSB") had provided financing under these ExIm-guaranteed loan facilities for twenty-eight, nineteen, eight and six aircraft respectively. Each of these facilities takes essentially the same form and is based on the documentation developed for the initial ABN facility, which follows standard market forms for this type of financing. On the basis of an ExIm guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such a guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of twelve years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm. The initial loans under the ABN facilities were denominated in dollars and bore interest at a floating rate linked to U.S. dollar LIBOR; these loans, however, have been converted into a euro-based fixed rate so that Ryanair's exchange and interest-rate risk is fully hedged, while subsequent loans under that facility, as well as under the RBS, BNP and Lloyds TSB facilities, are denominated in euro and bear interest at floating rates linked to EURIBOR.


     Through the use of interest rate swaps, Ryanair has effectively converted almost all of its floating rate debt under each of the other facilities into fixed rate debt. Loans for approximately 3% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively drawn down fixed rate euro-denominated debt with a maturity of twelve years in respect of more than 97% of its financing for the 61 Boeing 737-800 aircraft purchased through March 31, 2005, using these facilities. The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's total outstanding debt at March 31, 2005. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Exposure and Hedging" for additional details on the Company's hedging transactions.

At March 31, 2005                                                                EUR              EUR
                                                                               Fixed         Floating
                                                                              EUR000           EUR000
Euro borrowing profile before swap transactions...................           529,580          893,215
Interest rate swaps...............................................           759,426        (759,426)
Borrowing profile after swap transactions.........................         1,289,006          133,789

     The weighted average interest rate on the cumulative borrowings under these
facilities   of   EUR1,422.8    million   at   March   31,   2005   was   5.53%.

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

     ExIm's policy on facilities of this type is to issue a binding final commitment only six months prior to delivery of each aircraft being financed. ExIm has already issued final binding commitments and related guarantees with respect to the 61 ExIm-financed Boeing 737-800 aircraft delivered between 1999 and March 2005. ExIm's final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the ExIm guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interest in the aircraft (and related assets) in favor of ExIm and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to ExIm. Ryanair expects that any future commitments or guarantees issued by ExIm will contain similar conditions.

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

     As part of its ExIm guarantee-based financing of the Boeing 737-800's, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 62 aircraft delivered to date rests with a number of United States special purpose vehicles (the "SPV's") in which Ryanair has no equity or other interest. The SPV's are the borrower of record under the loans made or to be made under the facilities, with all of its obligations under the loans being guaranteed by Ryanair Holdings plc. The shares of the SPV's (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of ExIm and the lenders. Ryanair Limited operates each of the aircraft pursuant to a finance lease it has entered into with the SPV's, the terms of which mirror those of the relevant loan under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under both Irish GAAP and U.S. GAAP. Ryanair does not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair's Consolidated Financial Statements.

     Ryanair has a firm commitment from the ING Group ("ING") to provide financing for up to 13 more of its firm order Boeing 737-800 aircraft under ExIm guaranteed financing structures. The company expects to finance the remaining 134 of the 147 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by December 2011 and any option aircraft it acquires under those agreements (including the five options exercised in June 2005) through the use of similar financing arrangements based on an ExIm guarantee, bank debt provided by commercial banks, and finance and operating leases via sale and leaseback transactions such as those described below, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. At March 31, 2005, the Company had received a preliminary commitment from ExIm in relation to 29 aircraft which are to be delivered over the period from September 2005 to October 2007. The terms of this preliminary commitment are the same as those outlined above in relation to the guarantees already issued. Ten of these preliminary commitments have already been converted into final commitments by ExIm for deliveries during the period from September 2005 to December 2005, and were used to support the financing under the ING facility.

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

     The Company financed 13 of the Boeing 737-800 aircraft delivered between December 2003 and March 2005 under seven-year sale-and-leaseback arrangements with RBS pursuant to which RBS purchased the aircraft from Ryanair and leased them back to Ryanair under operating leases. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility to the aircraft delivery program. The Company has an option to extend the initial period of seven years on five of these aircraft on pre-determined terms. It has no right or obligation to acquire these aircraft at the end of the relevant lease terms. These leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rate rental payments due under ten of these leases into fixed rate rental payments. At March 31, 2005, the fair value of the interest rate swap agreements relating to these leases on a mark-to-market basis was equivalent to a loss of EUR46.7 million.

     Ryanair financed an additional four aircraft, delivered in April 2005, with similar off balance sheet sale and leaseback arrangements with RBS. Two of these operating leases are U.S. dollar-denominated and require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR. The remaining two operating leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rate rental payments due under the euro-denominated leases into fixed rate rental payments.

     In fiscal year 2005, the Company also financed four Boeing 737-800 aircraft under thirteen-year euro-denominated "Japanese operating lease" structures. These structures are accounted for as finance leases and recorded at fair value in the Company's balance sheet. Under each of these contracts, Ryanair has a call option to purchase these aircraft at a predetermined price after a period of ten years, which it intends to exercise.

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

     In 2002, Ryanair entered into a contract to purchase two additional Boeing 737-800 flight simulators from CAE. The first of these simulators was delivered in January 2004 and the second simulator is expected to be delivered in fiscal year 2007. The CAE contract also provides Ryanair with an option to purchase another such simulator for delivery in 2007. The gross price of each simulator is approximately US$10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. In September 2004, the Company refinanced the first simulator delivered under the 2002 contract with a 10-year euro-denominated loan provided by the Export Development Corporation of Canada for up to 85% of the net purchase price, with the remainder provided by cash flows from operations. The Company anticipates financing the second simulator through a combination of bank debt provided by commercial banks and cash flow from its operations.

     Contractual Obligations. The following table sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms which will require significant cash outlays in the future, as of March 31, 2005. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company's contractual obligations and commercial commitments, see Note 27 to the Consolidated Financial Statements included in
Item 18.

     The amounts listed under "Finance Lease Obligations" reflect the Company's obligations under its Japanese operating leases.

     The amounts listed under "Purchase Obligations" in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of US$1.2969=EUR1.00. The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair's actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under "Purchase Obligations" in the table.

     With respect to purchase obligations under the terms of the 2005 Boeing contract, the Company was required to pay Boeing 1% of the Basic Price of each of the 70 firm order Boeing 737-800 aircraft at the time the contract was signed in February 2005, and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two year period preceding the delivery of each aircraft. These payments terms also apply for the 89 aircraft that remained to be delivered under the 2002 and 2003 Boeing contracts as of January 2005. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated "Escalation Factor" but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery.

     The  amounts  listed  under  "Operating  Lease  Obligations"   reflect  the
Company's obligations under its aircraft sale-and-leaseback arrangements.

                            Obligations Due by Period

                                                                  Less than
Contractual Obligations                              Total           1 year       1-2 years        2-5 years      After 5 years
                                                                                   (EUR000)
Long-term Debt*......................            1,678,372          184,764         183,657          539,478          770,473
Finance Lease Obligations............              137,977            8,197           8,276           25,344           96,160
Purchase Obligations.................            6,060,904        1,159,482       1,079,527        2,519,742        1,302,153
Operating Lease Obligations .........              207,894           34,753          34,753          104,260           34,128
Total Contractual Obligations........            8,085,147        1,387,196       1,306,213        3,188,824        2,202,914


*Amounts presented include the related interest expense that will be paid when due. For additional information on our long-term debt obligations, see Note 10 to the Consolidated Financial Statements included in Item 18.

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

     Sale and Leasebacks. The Company has entered into sale and leaseback transactions in connection with the financing of a number of aircraft in its fleet. See "-Liquidity and Capital Resources-Capital Resources" above for additional information on these transactions.

     Guarantees. Ryanair Holdings has provided an aggregate of EUR116.9 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions.

     Derivatives. Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity contracts, to manage its exposure to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Exposure and Hedging" and Notes 14-17 to the Consolidated Financial Statements for additional information on the Company's derivative instruments. These derivatives are recorded on the balance sheet under U.S. GAAP. See Note 31 to the Consolidated Financial Statements. As of April 1, 2005, the Company accounts for derivative financial instruments in accordance with IAS 39, and has accordingly accounted for its derivatives on balance sheet for IFRS purposes from this date. See "-Transition to International Financial Reporting Standards" above.

                                TREND INFORMATION

     For information on Ryanair's results of operations in the quarter ended June 30, 2005, see "-Recent Operating Results" above. For information on the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information-Risk Factors" and "-Business Overview," "-Results of Operations" and "-Liquidity and Capital Resources" above.

                                    INFLATION

     Inflation has not had a significant effect on the Company's results of operations and financial condition during the three years ended March 31, 2005.

Item 6.  Directors, Senior Management and Employees

     Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Board of Directors and all executive officers of Ryanair Holdings being executive officers of Ryanair.

                                    DIRECTORS

     The following table sets forth certain information concerning the directors of Ryanair Holdings as of September 22, 2005:

Name                                                    Age      Positions
David Bonderman (a)(f)...........................        63      Chairman of the Board and Director
Emmanuel Faber (c)...............................        41      Director
Michael Horgan(e)................................        69      Director
Klaus Kirchberger (b)............................        47      Director
Raymond MacSharry(c).............................        66      Director
Kyran McLaughlin(c)..............................        61      Director
Michael O'Leary(a)(d)(f).........................        44      Director and Chief Executive
James R. Osborne(b)..............................        56      Director
Paolo Pietrogrande(b)............................        48      Director
T. Anthony Ryan(a)(f)............................        69      Director


(a)      Member of the Executive Committee.
(b)      Member of the Remuneration Committee.
(c)      Member of the Audit Committee.
(d) Mr. O'Leary is also the chief executive officer of Ryanair Holdings and Ryanair Limited. None of the other directors are executive officers of Ryanair Holdings or Ryanair Limited.
(e)      Member of the Air Safety Committee.
(f)      Member of the Nomination Committee.

     David Bonderman has served as a director of Ryanair Holdings and Ryanair Limited since August 23, 1996 and as Chairman of the Board of Ryanair Holdings and Ryanair Limited since December 1996. In 1992, Mr. Bonderman co-founded Texas Pacific Group, a private equity investment firm. He currently serves as an officer and director of the general partner and manager of Texas Pacific Group. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P., Inc., which owns shares of Ryanair. Mr. Bonderman serves on the Board of Directors of the following public companies: CoStar Group, Inc., Ducati Motor Holdings S.p.A., Gemplus International S.A. and Mobilcom AG.

     Emmanuel Faber has served as a director of Ryanair Holdings since September 25, 2002, and currently serves as Senior Vice President - Asia Pacific and a director of Groupe Danone. Mr. Faber is also a director of Legris Industries. Prior to his current appointment, he was head of the Mergers and Acquisitions and the Corporate Strategy department of Groupe Danone. Between 1993 and 1997, he served as a director and Chief Financial Officer of Legris Industries, a French public company specializing in mechanical engineering. From 1988 to 1993, Mr. Faber held a number of senior positions in the Corporate Finance department of Barings Bank.

     Michael Horgan has served as a director of Ryanair Holdings since January 12, 2001. A former Chief Pilot of Aer Lingus, he sometimes acts as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan chairs the Air Safety Committee of the Board.

     Klaus Kirchberger has served as director of Ryanair Holdings since September 25, 2002. He has been Chief Executive Officer of Thurn und Taxis Group, the asset management holding of Thurn und Taxis family in Regensburg, since August 2002, and a director of that company since 1997. Prior to serving as CEO, Mr. Kirchberger was the Head of the Controlling and Tax department of Thurn und Taxis. Between 1990 and 1994, he was a Senior Manager at Pricewaterhouse Coopers in Munich. He also held senior management positions at IKB Industriebank AG, Munich and is a qualified German lawyer and auditor. Mr. Kirchberger is also a non-executive director of the German listed companies DIBAG AG and TTL Information Technology AG, as well as of Deutsche Immobilien Chancen AG & Co. KGaA and TTL International AG.

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

     Kyran McLaughlin has served as a director of Ryanair Holdings since January 12, 2001 and is Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin is also Chairman of Elan Corporation plc and he serves as a director of a number of private companies.

     Michael O'Leary has served as a director of Ryanair Holdings since July 2, 1996 and a director of Ryanair Limited since November 25, 1988. Mr. O'Leary has been Chief Executive of Ryanair Limited since January 1, 1994.

     James R. Osborne has served as a director of Ryanair Holdings since August 22, 1996, as a Director of Ryanair Limited since April 12, 1995. Mr. Osborne was the managing partner of the law firm of A & L Goodbody Solicitors from May 1982 to April 30, 1994 and currently serves as a consultant to that firm. Mr. Osborne also serves on the Board of Directors of a number of Irish private companies.

     Paolo Pietrogrande has served as a director of Ryanair since 2001. Mr.Pietrogrande is currently Managing Director of Nuovi Cantieri Apuania, a designer and supplier of merchant ships. Mr. Pietrogrande is also Director of the Executive MBA program at Alma Graduate School, University of Bologna, and is a board member of Ducati Motor Holding S.p.A. Mr Pietrogrande's past positions include CEO of Enel Green Power S.p.A. (power generation in Italy, North and Latin America), Business Development Director at General Electric Power Systems, Europe+, Manager at Bain and Company and Vice President Marketing at Kinetics Technology International B.V.

     T. Anthony Ryan has served as a director of Ryanair Holdings since July 2, 1996 and as a director of Ryanair Limited since April 12, 1995. Dr. Ryan served as Chairman of the Board of Ryanair Holdings from August 23, 1996 until December 1996 and as Chairman of the Board of Ryanair Limited from January 1996 until December 1996. Dr. Ryan was one of the founders in 1975 of GPA Group plc ("GPA"), an operating lessor of commercial aircraft, and served as Chairman of GPA from 1985 to 1993. Following a restructuring of GPA involving General Electric Capital Corporation ("GECC") in 1993, Dr. Ryan served as Executive Chairman of GE Capital Aviation Services, Limited, a company established by GECC to manage the aircraft assets of GPA, from 1993 to 1996.

The Board of Directors has established a number of committees, including the following:

     Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances where action by the Board of Directors is required and it is impracticable to convene a meeting of the full Board of Directors. Messrs. O'Leary, Bonderman and Ryan are the members of the Executive Committee.

     Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996 to have authority to determine the remuneration of senior executives of Ryanair Holdings and to administer the Ryanair Holdings Stock Option Plan. The Board as a whole determines the remuneration and bonuses of the Chief Executive Officer, who is the only executive director. Messrs. Pietrogrande, Kirchberger and Osborne are the members of the Remuneration Committee.

     Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of the audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company's internal accounting controls. Messrs. McLaughlin, Faber and MacSharry are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the "Combined Code"), a senior independent non-executive director, Kyran McLaughlin, is Chairman of the Audit Committee. All members of the Audit Committee are also independent for purposes of the listing rules of the Nasdaq National Market ("Nasdaq") and the U.S. federal securities laws.

     Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations to the full Board of Directors concerning the selection of individuals to serve as executive and non-executive directors and to make proposals to the Board of Directors. The Board of Directors as a whole then makes an appropriate determination. Messrs. O'Leary, Bonderman and Ryan are the members of the Nomination Committee.

     Air Safety Committee. The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The Air Safety Committee is comprised of director Michael Horgan (chairperson), as well as the following executive officers of Ryanair: Messrs. Conway, Hickey, O'Brien and Wilson.

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

Composition and Term of Office

     The Articles of Association provide that the Board of Directors shall consist of no fewer than three and no more than 15 directors, unless otherwise determined by the stockholders. There is no maximum age for a director and no director is required to own any shares of Ryanair Holdings.

     Directors are elected (or have their appointment by the directors confirmed) at the annual general meeting of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) will retire by rotation and be eligible for re-election. Accordingly, David Bonderman, Michael O'Leary, and James Osbourne retired, and were re-elected at the annual general meeting on September 22, 2005.

Exemptions from Nasdaq Corporate Governance Rules

     At the time of Ryanair's listing on the Nasdaq in 1997, the Company received certain exemptions from the Nasdaq corporate governance rules. These exemptions, and the practices the Company follows, are as follows:

   o The Company is exempt from Nasdaq's quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33% for any meeting of the holders of common stock, which in the Company's case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles of Association provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

   o The Company is exempt from the Nasdaq's requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases where a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the "Irish Listing Rules") governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Company's Articles of Association contain provisions regarding disclosure of interests by the directors and restrictions on their votes in circumstances involving a conflict of interest. The concept of a related party for purposes of each of the Nasdaq's audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

  o The Nasdaq requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the Nasdaq rules, whether shareholder approval is required for such transactions depends, among other things, on the amount of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval where the size of the transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

     The Company also follows certain other practices under the Combined Code in lieu of those set forth in the Nasdaq corporate governance rules, as expressly permitted thereby. Most significantly:

   o Independence. The Nasdaq requires that a majority of an issuer's Board of Directors be "independent" under the standards set forth in the Nasdaq rules and that directors deemed independent be identified in the Company's annual report on Form 20-F. The Board of Directors has determined that each of the Company's nine non-executive directors is "independent" under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under Nasdaq Rule 4200(a)(15). Instead, the board determines whether the director is "independent in character and judgment," and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. Under the Combined Code, the board may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its
     determination,   but  should   state  its   reasons  if  it  makes  such  a
     determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director has (i) been an employee of the relevant company or group within the last five years, (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions, (iv) has close family ties with any of the company's advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the board for more than nine years. In determining that each of the nine non-executive directors is independent under the Combined Code standard, the Ryanair board identified such relevant factors with respect to Messrs. Bonderman, McLaughlin and Ryan. The Nasdaq independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his/her immediate family has certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the Nasdaq rules.

   o CEO compensation. The Nasdaq rules require that an issuer's chief executive officer not be present during voting or deliberations by the Board of Directors on his or her compensation. There is no such requirement under the Combined Code, and the Company does not follow this practice.

                                SENIOR MANAGEMENT

     The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair Limited at September 30, 2004:

 Name                                           Age                Position
 Jim Callaghan..............................    37     Head of Regulatory Affairs and Company Secretary
 Michael Cawley.............................    51     Deputy Chief Executive and Chief Operating Officer
 Ray Conway.................................    50     Chief Pilot
 Caroline Green.............................    42     Head of Customer Service
 Michael Hickey.............................    42     Director of Engineering
 Howard Millar..............................    44     Deputy Chief Executive and Chief Financial Officer
 David O'Brien..............................    41     Director of Flight Operations and Ground Operations
 Michael O'Leary............................    44     Chief Executive
 Edward Wilson..............................    42     Director of Personnel and In-flight

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

     David O'Brien was appointed Director of Operations in December 2002; previously, he served as Director of Flight Operations of Ryanair since May 2002, having served as Director of U.K. Operations since April 1998. Prior to that, David served as Regional General Manager-Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and In-flight with Ryanair.

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

                 COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation

     The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the 10 directors and nine executive officers named above in the fiscal year ended March 31, 2005 was EUR3.6 million. For details of Mr. O'Leary's compensation in such fiscal year, see "-Employment Agreements-Employment and Bonus Agreement with Mr. O'Leary" below. For details of stock options that have been granted to the Company's employees, including the executive Directors named above, see "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

     Each of Ryanair Holdings' nine non-executive directors is entitled to receive EUR32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Each of Messrs. Bonderman and Ryan executed an agreement with Ryanair Holdings waiving his respective entitlement to receive this remuneration for the fiscal year ended March 31, 2005. The additional remuneration paid to audit committee members for service on that committee is EUR15,000 per annum. Mr. Horgan receives EUR40,000 in connection with his additional duties in relation to the Air Safety Committee. In addition, during fiscal 2005, Mr. Faber received an additional EUR3,000 and Mr. Osborne received an additional EUR8,000, in both cases for audit committee service in prior years.

     Each of the 11 non-executive directors then in office were issued 50,000 share options after the 2-for-1 share split in December 2001 in respect of an equivalent number of Ordinary Shares having a strike price of EUR3.70 under Ryanair's Share Option Plan 2000. See "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

     Emmanuel Faber and Klaus Kirchberger were appointed to the Board as non-executive directors on September 25, 2002, and the appointments were approved by the Company's shareholders at the annual general meeting held on September 24, 2003. In connection with his appointment, each of Messrs. Faber and Kirchberger was granted 25,000 share options, exercisable between June 2008 and June 2010, at a strike price of EUR5.65.

     As of September 1, 2005, the directors and executive officers of Ryanair Holdings as a group owned 48,678,925 Ordinary Shares, representing 6.3% of Ryanair Holdings' outstanding Ordinary Shares as of such date. See Note 22(d) to the Consolidated Financial Statements in Item 18. See also "Item 7. Major Shareholders and Related Party Transactions-Major Shareholders."

Employment Agreements

     Employment and Bonus Agreement with Mr. O'Leary. Mr O'Leary's current employment agreement with Ryanair Limited is dated July 1, 2002 and can be terminated by either party upon twelve months notice. Pursuant to the agreement, Mr. O'Leary serves as Chief Executive at a current annual gross salary of EUR505,000, subject to any increases that may be agreed between Ryanair Limited and Mr. O'Leary. Mr. O'Leary also is eligible for annual bonuses as determined by the Board of Directors of Ryanair Limited; the amount of such bonuses paid to Mr. O'Leary in fiscal year 2005 totalled EUR127,000. Mr. O'Leary is subject to a covenant not to compete with Ryanair within the EU for a period of two years after the termination of his employment with Ryanair. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

                          EMPLOYEES AND LABOR RELATIONS

     The following table sets forth the number of Ryanair's employees at each of March 31, 2005 and 2004:

                                               Number of Employees at March 31,  Number of Employees at March 31,
                Classification                               2005                              2004
Management................................                    87                                79
Administrative............................                    156                               167
Reservations..............................                    95                                122
Maintenance...............................                    145                               142
Ground Operations.........................                    284                               214
Cockpit Crew..............................                    798                               692
Flight Attendants.........................                   1,152                              886

Total.....................................                   2,717                            2,302

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

     IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown and to be medically certified as physically fit. At March 31, 2005, the average age of Ryanair's pilots was 37 years and their average period of employment with Ryanair was 4 years. Licenses and medical certification are subject to periodic re-evaluation requirements, including recurrent training and recent flying experience. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA.

     Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics in Ireland, the U.K. and within the EU to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its short-term needs for additional pilots by contracting with certain employment agencies that represent experienced flight personnel and as of March 31, 2005, Ryanair had 183 such pilots under contract. These contract pilots are included as cockpit crew in the table above.

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

     Ryanair's employees earn productivity-based pay incentives, including commissions on in-flight sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew personnel within limits set by industry standards or regulations fixing maximum working hours. During the fiscal year ended March 31, 2005, such productivity-based pay incentives accounted for approximately 56% of an average flight attendant's total pay package and approximately 40% of the typical pilot's compensation. Reservations personnel also receive incentive payments based on the number of bookings made and sales of ancillary services such as car rentals and travel insurance. In November 2000, Ryanair's pilots approved a five-year pay arrangement due to expire in the first quarter of calendar 2006, which, in return for certain productivity enhancements, provides for annual increases in base salary of 3% and increases in daily allowances of between 3% and 20% (depending on the number of hours flown).

     Ryanair's pilots are currently subject to IAA-approved limits of 100 flight hours per 28-day cycle, 300 flight hours every three months and 900 flight hours per fiscal year. For the fiscal year ended March 31, 2005, the average flight hours for each of Ryanair's pilots were approximately 69 hours per full working month and approximately 822 hours for the complete year. Were more stringent regulations on flight hours to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

     Ryanair considers its relationship with its employees to be good. Ryanair currently negotiates with groups of employees, including its pilots, through "Employee Representation Committees" ("ERCs") regarding pay, work practices and conditions of employment, including conducting formal binding negotiations with these internal collective bargaining units. Ryanair senior management has quarterly meetings with the different ERCs to discuss all aspects of the business and those issues that specifically relate to the relevant employee group.

     In the United Kingdom, the British Airline Pilots Association ("BALPA") sought in 2001 to represent Ryanair's U.K. based pilots in their negotiations with the company. A legally-required ballot of the pilots conducted by the Central Arbitration Committee in September 2001 resulted in only 18% of those eligible to vote opting for formal recognition of BALPA, well below the required 51% threshold for recognition of the union. Under applicable U.K. labor legislation, BALPA became eligible to reapply for recognition at Ryanair in October 2004.

     Ryanair Holdings' shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see "Item 10. Additional Information--Options to Purchase Securities from Registrant or Subsidiaries."

Item 7.  Major Shareholders and Related Party Transactions

                          DESCRIPTION OF CAPITAL STOCK

     Ryanair Holdings' capital stock consists of Ordinary Shares, par value 1.27 euro cents. As of March 31, 2005, a total of 761,963,108 Ordinary Shares were outstanding. On December 7, 2001, Ryanair effected a 2-for-1 share split by which each of its then existing Ordinary Shares, par value 2.54 euro cents, was split into two new Ordinary Shares, par value 1.27 euro cents.

                               MAJOR SHAREHOLDERS

     Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 5% or more of the Ordinary Shares as of the dates indicated.

                                                                     As of March 31,
                                                2005                      2004                      2003
                                      No. of        % of Class   No. of          % of Class  No. of        % of Class
                                      Shares                     Shares                      Shares
Fidelity Investments...............   83,229,000    10.9%        113,147,344     14.9%       91,000,000    12.1%
Wellington Capital Management......   69,123,627    9.1%                   -         -                -        -
Capital Group Companies Inc........   67,838,817    8.9%          69,010,578      9.1%       52,159,800     6.9%
Guilder Gagnon Howe & Co...........   68,350,940    8.3%          66,335,175      8.7%       67,597,305     8.9%
Michael O'Leary (1), (2)              41,000,008    5.4%          41,000,008      5.4%       45,000,008     6.0%
Putnam Investments.................            -       -                   -         -       69,068,700     9.1%
Janus..............................            -       -                   -         -       55,759,575     7.4%


 (1) On June 10, 2003, Michael O'Leary sold 4 million Ordinary Shares at EUR5.95 per share in a private sale conducted outside the United States in accordance with Regulation S under the Securities Act.

 (2) On June 7, 2005, Michael O'Leary sold 6 million Ordinary Shares at EUR6.50 per share in a private sale conducted outside the United States in accordance with Regulation S under the Securities Act.


                           RELATED PARTY TRANSACTIONS

     The Company has not entered into any "related party transactions" as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2005.

Item 8.  Financial Information

                        CONSOLIDATED FINANCIAL STATEMENTS

         Please refer to "Item 18.  Financial Statements."

                           OTHER FINANCIAL INFORMATION

Legal Proceedings

     The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of these proceedings, except as otherwise described below, management does not believe that any of these proceedings will, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company.

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

     On May 25, 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting the Court to annul the decision on the bases that:

   o The Commission infringed Article 253 of the EC Treaty by failing to provide adequate reasons for its decision; and

   o The Commission misapplied Article 87 of the Treaty by failing to properly apply the Market Economy Investor Principle ("MEIP"), which generally holds that an investment made by a public entity that would have been made on the same basis by a private entity does not constitute state aid.

     In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately EUR4 million, excluding any interest that may be due. Ryanair has informed the Walloon authorities that it does not believe it is obliged to make any repayment as Ryanair's costs of establishing the base far exceeded the concessions granted by the Walloon region. However, Ryanair agreed with the Walloon Region to place this amount into an escrow account pending the outcome of the appeal to the European Court of First Instance. In addition, in May 2005, the Walloon Region initiated a new proceeding currently pending before the Irish High Court to recover a further EUR2.3 million in start-up costs that had been reimbursed to Ryanair in connection with its establishment of the base. Ryanair does not believe any such payment is due and intends to defend the action.

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

     Ryanair recently executed new agreements with Pau airport in southern France following an adverse ruling by the local court in a similar proceeding challenging the Company's prior contracts with that airport. Ryanair is facing similar legal challenges by competitors with respect to its agreements at Aarhus Airport in Denmark, Luebeck Airport in Germany, and Palermo Airport in Sicily. These actions are currently pending before local courts and are unlikely to be resolved in the near future.

     On September 6, 2005, the EU Commission announced new guidelines on the financing of airports and start-up aid to airlines by certain regional airports, based on the Commission's finding in the Charleroi case, which Ryanair has appealed. The guidelines apply only to publicly owned regional airports, and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines, however, apply only in cases where the terms offered by a public airport are in excess of what a similar private airport would have offered. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost deals from both. Ryanair therefore considers that the guidelines will have no impact on its business.

     In addition, in April 2005, Ryanair announced that it had reached an out-of-court settlement with BAA of all of the legal challenges surrounding the fuel levy charges at London (Stansted) Airport. See "Item 4. Information on the Company-Airport Operations-Airport Charges" for additional information.

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

                               SIGNIFICANT CHANGES

     No significant change in the Company's financial condition has occurred since the date of the Consolidated Financial Statements included in this annual report.

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

                                                                                             ADSs
                                                                                      (in U.S. dollars)
                                                                                  High                  Low
2000..................................................................           27.8438              13.5625
2001..................................................................           32.0500              17.4950
2002..................................................................           48.0000              28.0000
2003
   First Quarter......................................................           43.9400              34.3800
   Second Quarter.....................................................           44.9200              39.0000
   Third Quarter......................................................           46.2500              39.9500
   Fourth Quarter.....................................................           52.0500              42.6400
2004
   First Quarter......................................................           57.8800              31.1900
   Second Quarter.....................................................           37.5200              30.2300
   Third Quarter......................................................           36.3700              29.2000
   Fourth Quarter.....................................................           49.6500              26.1600
2005
   First Quarter......................................................           42.9500              26.1600

Month ending:
   March 31, 2005.....................................................           44.1500              42.0600
   April 30, 2005.....................................................           45.0700              40.1000
   May 31, 2005.......................................................           45.6900              39.5900
   June 30, 2005......................................................           47.5000              44.7300
   July 31, 2005......................................................           49.0500              45.0600
   August 31, 2005....................................................           49.3600              45.7900
Period ending September 15, 2005......................................           47.8300              45.8400

                                                                                       Ordinary Shares
                                                                                    (Irish Stock Exchange)
                                                                                          (in euros)
                                                                                  High                  Low

2000..................................................................            5.88                  2.61
2001..................................................................            7.10                  3.75
2002..................................................................            8.20                  4.95
2003
   First Quarter......................................................            7.23                  5.10
   Second Quarter.....................................................            6.90                  5.52
   Third Quarter......................................................            6.72                  5.73
   Fourth Quarter.....................................................            7.30                  5.83
2004
   First Quarter......................................................            7.59                  4.27
   Second Quarter.....................................................            5.38                  4.34
   Third Quarter......................................................            4.96                  4.01
   Fourth Quarter.....................................................            5.62                  3.62
2005
   First Quarter......................................................            6.69                  5.43
Month ending:
   March 31, 2005.....................................................            6.15                  5.77
   April 30, 2005.....................................................            6.21                  5.6
   May 31, 2005.......................................................            6.46                  5.63
   June 30, 2005......................................................            6.66                  6.30
   July 31, 2005......................................................            6.85                  6.30
   August 31, 2005....................................................            6.93                  6.51
Period ending September 15, 2005......................................            6.85                  6.52

                                                                                      Ordinary Shares
                                                                                   (London Stock Exchange)
                                                                                       (in U.K. pence)
                                                                                  High                  Low
2000..................................................................           356.25                165.63
2001..................................................................           420.00                236.25
2002..................................................................           520.50                316.00
2003
   First Quarter......................................................           470.50                353.00
   Second Quarter.....................................................           469.00                391.00
   Third Quarter......................................................           472.00                399.50
   Fourth Quarter.....................................................           496.50                410.00
2004
   First Quarter......................................................           523.75                284.50
   Second Quarter.....................................................           359.08                289.18
   Third Quarter......................................................           330.00                271.87
   Fourth Quarter.....................................................           389.49                253.09
2005
   First Quarter......................................................           460.30                384.97

Month ending:
   March 31, 2005.....................................................           427.17                400.26
   April 30, 2005.....................................................           425.68                378.30
   May 31, 2005.......................................................           439.37                379.18
   June 30, 2005......................................................           450.06                418.71
   July 31, 2005......................................................           477.19                432.90
   August 31, 2005....................................................           473.04                444.85
Period ending September 15, 2005......................................           460.95                442.99



     As of September 1, 2005, 766,618,019 Ordinary Shares were outstanding. At that date, 59,167,930 ADRs, representing 295,839,650 Ordinary Shares, were held of record in the United States by 74 holders, and represented in the aggregate 38.6% of the number of Ordinary Shares then outstanding.

     Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     In order to increase the percentage of its share capital held by EU nationals, beginning June 26, 2001, Ryanair Holdings has instructed The Bank of New York to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs. The Bank of New York will continue to convert existing ADSs into ordinary shares at the request of the holders of such ADSs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals" for additional information.

Item 10.  Additional Information

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     In April 1998, the Board of Directors of Ryanair Holdings adopted an employee share option plan (the "Option Plan 1998"), with all employees of the Company being eligible to participate. The Option Plan 1998 was approved by Ryanair Holdings' shareholders at the annual general meeting held on September 29, 1998. Options under this plan were granted over a five-year period beginning in 1998.

     Ryanair Holdings' shareholders approved subsequent share option plans in 2000 (the "Option Plan 2000") and 2002 (the "Option Plan 2002").

     For the Option Plan 2000, all employees and directors are eligible to participate, and grants of options may be made in any of the ten years beginning with fiscal year 2000 only if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 20%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program, provided that the grantee is still employed by the Company. If the grantee has ceased to be a full-time employee before this vesting date, the grantee will generally lose his or her complete option entitlement automatically.

     The Option Plan 2002 was established in accordance with a tax-favorable approved share option scheme regime available in Ireland so that employees will not be taxed on the exercise of options (subject to certain conditions). The Option Plan 2002 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made in any of the ten years beginning with fiscal year 2002 only if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 25%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program.

     As of March 31, 2005, twelve separate grants of an aggregate total of 38,130,164 options in respect of an equivalent number of Ordinary Shares had been made to eligible employees under the Company's various option plans, and an aggregate of 25,956,494 options to purchase an equal number of Ordinary Shares were outstanding.

     Under Option Plan 1998, 5,400,000 options were granted to 15 key senior executives and managers at a strike price equal to the closing price of the Ordinary Shares on the date of the grant. These options became exercisable in June 2003 and were exercisable through June 2005, but only for managers who were still employed by the Company in June 2002. Under the Option Plan 2000, 23 senior managers were granted 4,558,000 share options at a strike price of EUR5.65 on June 30, 2002. These options become exercisable between June 1, 2007 and June 1, 2009, but only for managers who continue to be employed by the Company through June 1, 2007. Under the Option Plan 2002, 47 senior managers were granted 2,775,000 share options at a strike price of EUR4.69 on November 3, 2004. These options become exercisable between November 3, 2009 and November 3, 2011, but only for managers who continue to be employed by the Company through November 3, 2009.

     The aggregate of 25,956,494 Ordinary Shares that would be issuable upon exercise in full of the options described in this section that were outstanding as of March 31, 2005 would represent approximately 3.4% of the current issued share capital of Ryanair Holdings. Of such total, options in respect of an aggregate of 4,665,380 Ordinary Shares are held by the directors and executive officers of Ryanair Holdings.

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

     Other Provisions of the Memorandum and Articles of Association. There are no provisions in the Memorandum and Articles of Association:

   o Delaying or prohibiting a change in the control of the Company, but which
     operate   only  with  respect  to  a  merger,   acquisition   or  corporate
     restructuring;

   o discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

   o governing changes in capital

where such provisions are more stringent than those required by law.

                               MATERIAL CONTRACTS

     In February 2005, the Company and Boeing entered into a new series of agreements for the purchase by the Company of new 737-800 aircraft for delivery during the period from April 2008 through December 2011, as well as for options to purchase additional aircraft. See "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources" for a detailed discussion of the 2005 Boeing contract.

                                EXCHANGE CONTROLS

     Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company), and dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

     Under the Financial Transfers Act 1992 (the "1992 Act"), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADSs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Orders made by the Minister for Finance pursuant to the 1992 Act prohibit certain financial transfers to (or in respect of funds held by the government of) the Federal Republic of Yugoslavia, Slobodan Milosevic and associated persons, Zimbabwe (including senior members of the Zimbabwean government), Iraq, Liberia, Burma/Myanmar, the Republic of Serbia, Al Qaeda, Osama Bin Laden and the Taliban of Afghanistan.

     The Company does not anticipate that Irish exchange controls or orders under the 1992 Act will have a material effect on its business.

               LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

     The Board of Directors of Ryanair Holdings are given certain powers under Ryanair Holdings' Articles to take action to ensure that the amount of shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a "License"). In particular, EU Regulation 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. As described below, the directors will, from time to time, set a "Permitted Maximum" on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

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

     As of June 30, 2005, EU nationals owned at least 53.8% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares). Ryanair continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis.

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

     The following Irish resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

   o An Irish resident company;

   o An Irish Revenue approved pension scheme;

   o A qualifying fund manager or qualifying savings manager;

   o A Personal Retirement Savings Account ("PRSA") administrator who is receiving the relevant distribution as income arising in respect of PRSA assets;

   o A qualifying employee share ownership trust;

   o A collective investment undertaking;

   o A tax exempt charity;

   o A designated broker receiving the distribution for a special portfolio investment account;

   o A person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;

   o Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

   o A person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) Taxes Consolidation Act ("TCA") 1997; and

   o A unit trust to which Section 731(5)(a) TCA 1997 applies.

     The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

   o Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in
     (a) a country which has in force a tax treaty with Ireland (a "tax treaty country") or (b) an EU Member State other than Ireland;

   o Companies not resident in Ireland which are resident in an EU Member State or a tax treaty country, by virtue of the law of a tax treaty partner country or an EU Member State, and are not controlled, directly or indirectly, by Irish residents;

   o Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty partner country or an EU Member State, resident for tax purposes in a tax treaty country or an EU Member State other than Ireland and who are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU Member State;

   o Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU Member State other than Ireland or on an approved stock exchange; or

   o Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two or more companies, in either case the principal class(es) of shares of which is/are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU Member State other than Ireland or on an approved stock exchange.

     In the case of a non-resident stockholder resident in an EU Member State or tax treaty country, the declaration must be accompanied by a current certificate of residence from the revenue authorities in the stockholder's country of residence. In addition, in the case of non-resident companies controlled by residents of an EU Member State other than Ireland or of a tax treaty country or whose shares are substantially and regularly traded on a stock exchange in an EU Member State other than Ireland or a tax treaty country, certain certification by their auditors is required. The declaration also must contain an undertaking by the non-resident or non-ordinarily resident person that he or she will advise the relevant person accordingly if he or she ceases to be non-resident or non-ordinary resident. No declaration is required where the stockholder is a 5% parent company in another EU Member State pursuant to the Parent/Subsidiary directive. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident where the company making the dividend is a 51% subsidiary of that other company.

     American Depositary Receipts. Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks which have been authorized by the Irish Revenue Commissioners. Such banks, which receive dividends from the company and pass them on to the U.S. ADR holders beneficially entitled to such dividends, will be allowed to receive and pass on the gross dividends (i.e., before withholding) based on an "address system" where the recorded address of such holder, as listed in the depository bank's register of depository receipts, is in the U.S.

     Taxation on Dividends. Companies resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received from other Irish resident companies. Stockholders which are "close" companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

     Individual stockholders who are resident or ordinarily resident in Ireland are taxable on the gross dividend at their marginal rate, but are entitled to a credit for the tax withheld by the company paying the dividend. An individual stockholder who is not liable or not fully liable to income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for individuals on the amount of any dividend received from the Company.

     Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not chargeable to Irish tax on the dividend. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, generally the amount of that withholding will satisfy such person's liability for Irish tax, but such person may have a liability at a higher rate of income tax depending on their level of Irish income.

     Capital Gains Tax. A person who is either resident or ordinarily resident in Ireland will generally be liable for Irish capital gains tax on any gain realized on the disposal of the Ordinary Shares or ADSs. The current capital gains tax rate is 20%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the Ordinary Shares or ADSs.

     Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax ("CAT") notwithstanding that the disponer (e.g., a donor) or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

     In a case where an inheritance of the Ordinary Shares or ADSs is subject to both Irish CAT and either U.S. federal estate tax or U.K. inheritance tax, the Irish CAT paid on the inheritance may in certain circumstances be credited in whole or in part against the tax paid on the inheritance in the United States or U.K., as the case may be under the relevant Estate Tax Convention between Ireland and the United States or U.K. Neither Convention provides for relief from Irish CAT paid on gifts.

     Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (the Nasdaq National Market is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs. A transfer of Ordinary Shares (including transfers effected through CREST) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may attract a fixed duty of EUR12.50.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the Ordinary Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company ("PFIC") or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

     The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs and Ordinary Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividends, the tax credit attaching to the dividend (as used herein the "Tax Credit"; see "-Irish Tax Considerations") generally will be treated as a foreign income tax eligible for credit against such U.S. Holder's United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividends payable by the Company to such U.S. Holder will constitute income from sources without the United States for foreign tax credit purposes, and generally will constitute "passive income."

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

     Ryanair Holdings also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.


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

     To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity contracts. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely. The Company also does not use derivative financial instruments to counter other kinds of ambient risks that could affect its results of operations and financial condition.

     In executing its risk management strategy, Ryanair selectively enters into forward contracts for the purchase of aviation fuel. It also uses foreign currency forward contracts intended to reduce its exposure to certain currencies, principally the U.S. dollar and U.K. pound sterling. It also enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new aircraft such as the Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair's economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair's policy not to enter into transactions involving financial derivatives for speculative purposes.

     The following paragraphs describe Ryanair's fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2005. The range of changes selected for this sensitivity analysis reflects Ryanair's view of changes which are reasonably possible over a one-year period.

     At April 1, 2005, and for all subsequent periods, Ryanair accounts for derivative financial instruments in accordance with IAS 39 following its transition to preparing its financial statements in accordance with IFRS. The treatment of such instruments under IFRS differs from that under Irish GAAP. See "Item 5. Operating and Financial Review and Prospects-Transition to International Financial Reporting Standards" for additional information.

                         FUEL PRICE EXPOSURE AND HEDGING

     Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 22.3%, 21.3% and 26.3% of such expenses in fiscal years 2003, 2004 and 2005, respectively, after taking into account Ryanair's fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any excess of such fixed price over such market price.

     Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements. In light of the significant increases in oil prices in recent years, the Company starting in fiscal 2004 has entered into such arrangements on a more selective basis. While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of aviation fuel. Ryanair currently has hedging contracts in place through March 2006. The unrealized gains on the outstanding forward agreements at March 31, 2003, March 31, 2004 and March 31, 2005, based on their fair values, amounted to EUR3.3 million, EUR16.7 million and EUR5.9 million, respectively. Based on Ryanair's fuel consumption for the fiscal year ended March 31, 2005, a change of one U.S. cent in the average annual price per U.S. gallon of aviation fuel would have caused a change of approximately EUR2.5 million in Ryanair's fuel costs. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results."

     Under Irish GAAP, the Company's fuel forward contracts are treated as hedges, and any unrealized gains or losses arising on those contracts are deferred and recognized as an offset to fuel expenses, when realized. Under U.S. GAAP, Ryanair accounts for its fuel forward contracts as cash flow hedges. In accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), these financial instruments are recorded at fair value as an offset to accumulated other comprehensive income, net of applicable income taxes and the amount of estimated hedge ineffectiveness, and are recorded as a component of fuel expenses when the underlying fuel being hedged is used. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of fuel because the fuel forward contracts relate to the same quantity and time and location of delivery as the forecasted fuel purchase being hedged. Accordingly, the quantification of the change in expected cash flows of the forecasted fuel purchase is based on the fuel forward price, and in the fiscal year ended March 31, 2005, the Company recorded no hedge ineffectiveness within earnings.

     In the fiscal year ended March 31, 2005, the Company recorded a positive fair value adjustment relating to fuel forward contracts of EUR5.1 million (net of tax) within accumulated other comprehensive income. All of this gain is expected to impact on Ryanair's earnings in fiscal 2006. In the fiscal year ended March 31, 2004, the Company recorded a corresponding positive fair value adjustment of EUR14.6 million (net of tax) within accumulated other comprehensive income.


                      FOREIGN CURRENCY EXPOSURE AND HEDGING

     In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The euro accounted for approximately 50% of Ryanair's total revenues in fiscal year 2005, as compared to approximately 52% in fiscal year 2004 and approximately 45% in fiscal year 2003, with the U.K. pound sterling accounting for most of the balance in each period. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues is denominated in U.S. dollars. Appreciation of the euro versus the U.S. dollar positively impacts Ryanair's operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro versus the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling at the time Ryanair enters into U.S. dollar-denominated purchases. In general, Ryanair does not hedge its operating surpluses and shortfalls in currencies other than the U.S. dollar and the U.K. pound sterling.

     Management seeks to manage Ryanair's exposure to changes in the value of the U.K. pound sterling by matching its sterling revenues against its U.K. pound sterling costs. Any unmatched U.K. pound sterling revenues are generally used to fund forward exchange contracts to hedge U.S. dollar currency exposure which arises in relation to Ryanair's dollar-denominated operating expenses, such as fuel, maintenance and aviation insurance, as well as capital expenditure costs, including the payments to Boeing on the Boeing 737-800s.

     Hedging associated with operating expenses. As Ryanair's volume of traffic originating in the U.K. has increased, the volume of Ryanair's unmatched U.K. pound sterling revenues has also increased. Accordingly, in fiscal year 2004 and fiscal year 2005, the Company entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted fuel, maintenance and insurance costs. At March 31, 2005, the total unrealized loss relating to these contracts amounted to EUR1.0 million, compared to a EUR14.7 million unrealized loss at March 31, 2004.

     In the fiscal year ended March 31, 2005, the Company also entered into a series of U.K. pound sterling/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted U.K. pound sterling expenses. At March 31, 2005, the total unrealized gain relating to these contracts amounted to EUR0.7 million. There were no such contracts at March 31, 2004.

     Under Irish GAAP, these foreign currency forward contracts are treated as hedges and any unrealized gains or losses arising on those contracts are deferred and recognized as an offset to the related income or expense when realized. Under U.S. GAAP, the Company accounts for these contracts as cash flow hedges in accordance with SFAS 133, and the change in fair value of these contracts is recorded as an offset to accumulated other comprehensive income, net of applicable income taxes and the amount of estimated hedge ineffectiveness. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are always for the same quantity, currency and maturity date as the forecasted U.S. dollar-denominated expense or U.K. pound sterling-denominated revenue being hedged. Accordingly, the quantification of the change in expected cash flows of the forecasted U.S. dollar expense or U.K. pound sterling revenue is based on the forward contract price and in the fiscal year ended March 31, 2005, no material hedge ineffectiveness was recorded in earnings. In the fiscal year ended March 31, 2005, the Company recorded a negative fair value adjustment of EUR0.8 million (net of tax) relating to its U.S. dollar forward contracts. These losses have been included within accumulated other comprehensive income and are all expected to impact on earnings in fiscal year 2006. In the fiscal year ended March 31, 2004, the Company recorded a negative fair value adjustment of EUR12.9 million (net of tax) relating to its U.S. dollar forward contracts.

     Hedging associated with capital expenditures. During fiscal years 2005 and 2004, the Company also entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts which arise from fluctuations in the U.S. dollar/U.K. pound sterling and U.S. dollar/euro exchange rates. At March 31, 2005, the total unrealized gains relating to these contracts amounted to EUR2.7 million, while at March 31, 2004, unrealized losses amounted to EUR21.5 million.

     Under U.S. GAAP, the Company accounts for these contracts as fair value hedges in accordance with SFAS 133, and accordingly, such financial instruments are recorded at fair value. Any gains or losses arising on these instruments are recorded currently in earnings while the related gain or loss on the underlying aircraft purchase commitment adjusts the carrying amount of aircraft purchase commitments and is also recognized currently in earnings. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments. Accordingly, the quantification of the change in the fair value of the aircraft purchase commitment is based on the foreign currency forward rate, and in the fiscal year ended March 31, 2005, no material hedge ineffectiveness was recorded in earnings.

     Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair's foreign currency contracts outstanding at March 31, 2005 would decrease by EUR51.9 million, all of which would ultimately impact earnings when such contracts mature.

                       INTEREST RATE EXPOSURE AND HEDGING

     The Company's purchase of 61 of the 78 Boeing 737-800 aircraft delivered as of March 31, 2005, has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. At March 31, 2005, the Company had outstanding cumulative borrowings under these facilities of EUR1,282.0 million with a weighted average interest rate of 5.53%. See "Item
5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Resources" for additional information on these facilities and the related swaps, including a tabular summary of the "Effective Borrowing Profile" illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2005. At March 31, 2005, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of EUR105.3 million. See Note 15 to the Consolidated Financial Statements included in Item 18 for additional information. If Ryanair had not entered into such swap agreements, a plus or minus one percentage point movement in interest rates would impact the unrealized fair market value of this liability by approximately EUR20 million. The earnings and cash flow impact of any such change would be approximately plus or minus EUR12 million per year, holding other variables constant.

     In addition, the Company financed 13 Boeing 737-800 aircraft delivered between December 2003 and March 2005 under seven-year sale and leaseback arrangements with RBS pursuant to which RBS purchased the aircraft from Ryanair and leased them back to Ryanair under operating leases. The leases are denominated in euro and have floating rentals that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rental payments due under ten of these leases into fixed rate payments. At March 31, 2005, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of EUR46.7 million.

     Under Irish GAAP, the Company's interest rate swaps are accounted for as hedges and any unrealized gains or losses on those swaps are deferred and recognized as an offset to these related financing charges once the debt is drawn down. Under U.S. GAAP, the Company accounts for its swaps as cash flow hedges in accordance with SFAS 133. These financial instruments are, accordingly, recorded at fair value with an offset to accumulated other comprehensive income, net of applicable income taxes and the estimated amount of hedge ineffectiveness, and are deferred and recorded in earnings on the same basis as the underlying interest expense once the debt is drawn-down, shown as an offset to interest expense.

     The Company considers these hedges to be highly effective in offsetting variability in future cash flows arising from the fluctuation of interest rates associated with debt and operating lease payments, because the notional amounts of debt and operating leases and the interest rate swaps match, the formulae for computing net settlements under the swaps are uniform, the repricing dates match and both the swap and the debt payments are based on the same index. Additionally, the other conditions set out in SFAS 133 for highly effective interest rate hedges have, in the opinion of the Company, been met. Accordingly, the quantification of the change in expected cash flows of the loan and lease drawdowns is based on the interest swap rate, and in fiscal year 2005, no material hedge ineffectiveness has been recorded in earnings. At March 31, 2005, the Company recorded a total negative fair value adjustment of EUR132.9 million (net of tax) relating to these arrangements (of which EUR14.5 million was the current year impact), which was included within accumulated other comprehensive income. This loss will be realized within earnings over the period from the expected drawdown of the related financing, with an increase in the related interest expense.

     If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately EUR55 million. The earnings and cash flow impact of any such change in interest rates would have been approximately plus or minus EUR11 million per year.

Item 12.  Description of Securities Other than Equity Securities

         Not applicable.


                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15.  Controls and Procedures

     As of March 31, 2005, the Company carried out an evaluation under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Ryanair file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. There has been no change in the Company's internal control over financial reporting during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.         Audit Committee Financial Expert

     The Company's Board of Directors has determined that Emmanuel Faber qualifies as an "audit committee financial expert" within the meaning of this
Item 16A.

Item 16B.         Code of Ethics

     The Company has adopted a a broad Code of Conduct that meet the requirements for a "code of ethics" as defined in Item 16B of Form 20-F. The Code of Conduct applies to the Company's chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, as well as to all of the Company's other officers, directors and employees. The Code of Conduct is available on Ryanair's website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this annual report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Conduct that apply to its chief executive officer, chief financial officer, chief accounting officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C.         Principal Accountant Fees and Services

         Audit and Non-Audit Fees

     The following table sets forth the fees billed to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2004 and 2005:

                                                                                            Year ended March 31,
                                                                                             2005          2004
                                                                                          EUR'000       EUR'000
Audit fees........................................................................            196           169
Audit-related fees................................................................             39            17
Tax fees..........................................................................            232           167
Other fees........................................................................              -             -
       Total fees.................................................................            467           353

     Audit fees in the above table are the aggregate fees billed by KPMG in connection with the audit of the Company's annual financial statements as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

     Audit-related fees in the above table are the aggregate fees billed by KPMG for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions and employee benefit audit plans.

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

         Audit Committee Pre-Approval Policies and Procedures

     The audit committee expressly pre-approves any engagement of Ryanair's independent auditors for all audit and non-audit services provided to the Company.

Item 16D..........Exemptions from the Listing Standards for Audit Committees

         Not applicable.

Item 16E..........Purchases of Equity Securities by the Issuer and Affiliated
                  Purchasers

     Neither the Company nor any affiliated purchaser purchased any of the Company's Ordinary Shares or ADSs during fiscal year 2005.


                                    PART III

Item 17.  Financial Statements

         Not applicable.

Item 18.  Financial Statements

                              RYANAIR HOLDINGS PLC
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                     Page
Independent Auditors' Report...............................................................           F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2004 and March 31, 2005...           F-2

Consolidated Profit and Loss Accounts of Ryanair Holdings plc for the Years ended March 31,
 2002, March 31, 2004 and March 31, 2005...................................................           F-3

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years Ended March 31,
 2002, March 31, 2004 and March 31, 2005...................................................           F-4

Consolidated Statements of Changes in Shareholders' Funds-Equity of Ryanair Holdings plc
 for the Years ended March 31, 2003, March 31, 2004 and March 31, 2005.....................           F-5

Notes to Consolidated Financial Statements.................................................           F-6


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

     4.1 Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit
          4.1 of Ryanair Holdings' Annual Report on Form 20-F filed on September 30, 2002 (commission file No. 0-2930)).

     4.2  Supplemental  Agreement No. 6 to Purchase  Agreement 2403 between
          The Boeing Company and Ryanair Holdings plc relating to Model 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment).

     8.1  Principal subsidiaries of the registrant.

    12.1 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    13.1 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Ryanair Holdings plc

     We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (Ryanair Holdings plc) as of March 31, 2004 and 2005 and the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statements of changes in shareholders' funds-equity for each of the years in the three year period ended March 31, 2005. These consolidated financial statements are the responsibility of Ryanair Holdings plc's management. Our responsibility is to express an opinion on each of these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc at March 31, 2004 and 2005 and the results of their operations and cash flows for each of the years in the three year period ended March 31, 2005 in conformity with generally accepted accounting principles in Ireland.

     Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.



KPMG
Chartered Accountants
Dublin, Ireland
August 22, 2005

                                       F1
                                                   Consolidated Balance Sheets

                                                                                         At March 31,     At March 31,
                                                                                                2004             2005
                                                                             Note             EUR000           EUR000
Current assets
   Cash and liquid resources.........................................           2          1,257,350        1,613,643
   Accounts receivable...............................................           3             14,932           20,644
   Other assets .....................................................           4             19,251           24,612
   Inventories ......................................................           5             26,440           28,069
Total current assets.................................................                      1,317,973        1,686,968
Fixed assets
   Tangible assets...................................................           6          1,576,526        2,092,283
   Intangible assets.................................................           7             44,499           30,449
Total assets.........................................................                      2,938,998        3,809,700
Current liabilities
   Accounts payable..................................................           8             67,936           92,118
   Accrued expenses and other liabilities............................           9            338,208          436,187
   Current maturities of long term debt..............................          10             80,337          120,997
   Short term borrowings.............................................          11                345            7,938
Total current liabilities............................................                        486,826          657,240
Other liabilities
   Provisions for liabilities and charges............................          12             94,192          112,745
   Other  creditors..................................................           8             30,047           18,444
   Long term debt....................................................          10            872,645        1,293,860
Total other liabilities..............................................                        996,884        1,425,049
Shareholders' funds-equity
   Called-up share capital...........................................          13              9,643            9,675
   Share premium account.............................................          13            560,406          565,756
   Profit and loss account...........................................                        885,239        1,151,980
Shareholders' funds-equity...........................................                      1,455,288        1,727,411
Total liabilities and shareholders' funds............................                      2,938,998        3,809,700


The accompanying notes are an integral part of the financial information.

                                       F2

                                         Consolidated Profit and Loss Accounts

                                                                           Year ended     Year ended      Year ended
                                                                       March 31, 2003 March 31, 2004  March 31, 2005
                                                                Note           EUR000         EUR000          EUR000
Operating Revenues
   Scheduled revenues.........................................                731,951        924,566       1,128,116
   Ancillary revenues.........................................                110,557        149,658         208,470
Total operating revenues-continuing operations................    19          842,508      1,074,224       1,336,586
Operating expenses
   Staff costs................................................    20         (93,073)      (123,624)       (140,997)
   Depreciation and amortization..............................     6         (76,865)      (101,391)        (98,703)
   Other operating expenses...................................    21        (409,096)      (597,922)       (767,397)
Total operating expenses excluding goodwill...................              (579,034)      (822,937)     (1,007,097)
   Operating profit-continuing operations before amortization
      of goodwill.............................................    22          263,474        251,287         329,489
   Amortization of goodwill...................................                      -        (2,342)         (2,125)
Operating profit - continuing operations after amortization
      of goodwill.............................................                263,474        248,945         327,364

Other income/(expenses)
   Interest receivable and similar income.....................                 31,363         23,891          28,342
   Interest payable and similar charges.......................    23         (30,886)       (47,564)        (57,499)
   Foreign exchange gains/(losses)............................                    628          3,217         (2,323)
   (Loss)/gain on disposal of fixed assets....................                   (29)            (9)              47
Total other income/(expenses).................................                  1,076       (20,465)        (31,433)
Profit on ordinary activities before tax......................                264,550        228,480         295,931
   Tax on profit on ordinary activities.......................    24         (25,152)       (21,869)        (29,190)
Profit for the financial year.................................                239,398        206,611         266,741

   Basic earnings per ordinary share euro
      cent....................................................    26            31.71          27.28           35.10
   Diluted earnings per ordinary share euro
      cent....................................................    26            31.24          27.00           34.91
   Number of ordinary shares .................................    26      755,055,374    757,446,873     759,910,690
   Number of diluted shares...................................            766,278,569    765,131,091     764,003,106

The accompanying notes are an integral part of the financial information.

The company had no recognized gains and losses in the financial year or preceding financial year other than those accounted for within the profit and loss accounts and, accordingly, no statement of total recognized gains and losses is presented.


                                       F3

                                            Consolidated Cash Flow Statements

                                                                        Year ended       Year ended        Year ended
                                                                    March 31, 2003   March 31, 2004    March 31, 2005
                                                           Note             EUR000           EUR000            EUR000
Net cash inflow from operating activities...............   28(a)           351,003          462,062           530,515
Returns on investments and servicing of finance
   Interest received....................................                    30,171           26,292            27,837
   Interest paid........................................                  (29,563)         (46,605)          (54,209)
Net cash inflow / (outflow) from returns on investments
      and servicing of finance..........................                       608         (20,313)          (26,372)
Taxation
   Corporation tax paid.................................                   (3,410)          (2,056)           (3,581)
Capital expenditure and financial investment
   Purchase of tangible fixed assets....................                 (469,878)        (331,603)         (619,135)
   Sales of financial and tangible fixed assets.........                        31                4             2,234
Net cash (outflow) from capital expenditure and
      financial investment..............................                 (469,847)        (331,599)         (616,901)
Acquisitions
   Purchase consideration...............................                         -         (20,795)                 -
   Onerous lease payments...............................                         -         (11,901)           (2,218)
Net cash (outflow) from acquisition of subsidiary
      undertakings......................................                         -         (32,696)           (2,218)
Financing and management of liquid resources
   Loans raised.........................................                   331,502          187,035           550,021
   Debt repaid..........................................                  (44,779)         (71,278)          (88,146)
   Issue of share capital...............................                        56            6,948             5,382
   Capital element of finance leases....................                       (1)                -                 -
Net cash inflow from financing..........................                   286,778          122,705           467,257
   (Increase) in liquid resources.......................   28(c)         (166,329)        (249,220)         (316,199)
Net cash inflow / (outflow) from financing and
      management of liquid resources....................                   120,449        (126,515)           151,058
(Decrease)/increase in cash.............................   28(e)           (1,197)         (51,117)            32,501


The accompanying notes are an integral part of the financial information.

                                       F4


         Consolidated Statements of Changes in Shareholders' Funds-Equity


                                                                                    Share
                                                                  Ordinary        premium    Profit and
                                                                    shares        account  loss account         Total
                                                                    EUR000         EUR000        EUR000        EUR000
Balance at March 31, 2002...................................         9,587        553,457       439,230     1,002,274
   Issue of ordinary equity shares (net of issue costs).....             1             55             -            56
   Profit for the financial year............................             -              -       239,398       239,398

Balance at March 31, 2003...............................             9,588        553,512       678,628     1,241,728
   Issue of ordinary equity shares (net of issue costs).....            55          6,894             -         6,949
   Profit for the financial year............................             -              -       206,611       206,611

Balance at March 31, 2004...................................         9,643        560,406       885,239     1,455,288
   Issue of ordinary equity shares (net of issue costs).....            32          5,350             -         5,382
   Profit for the financial year............................             -              -       266,741       266,741
                                                                     9,675        565,756     1,151,980     1,727,411
Balance at March 31, 2005...................................


The accompanying notes are an integral part of the financial information.

                                       F5

Notes forming part of the Financial Information



1a    Business activity

     Ryanair Limited and subsidiaries (Ryanair Limited) has operated as an international airline since it commenced operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair Limited. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the Company). Ryanair Holdings plc and subsidiaries are hereafter referred to as Ryanair Holdings plc (the Group or Ryanair Holdings). All trading activity continues to be undertaken by the group of companies headed by Ryanair Limited.


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


      Basis of consolidation

     The Group's consolidated financial statements comprise the consolidated balance sheets of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2004 and 2005 and the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statements of changes in shareholders' funds equity for each of the years in the three-year period ended March 31, 2005.

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


      Goodwill

     With effect from April 1, 1998, purchased goodwill, being the excess of the consideration over the fair value of net assets acquired at the date of acquisition, is capitalized and amortized over its estimated useful economic life. Ryanair completed one acquisition during that time period and goodwill arising therefrom is being written off over 20 years. Purchased goodwill arising prior to that date was written off immediately against reserves and was not reinstated on implementation of Financial Reporting Standard 10 - Goodwill and Intangible Assets (FRS 10) as permitted by that standard.

                                       F6
      Revenues

     Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognized in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and is included in accrued expenses and other liabilities. It is released to the profit and loss account as passengers fly. Unused tickets are recognized as revenue on a systematic basis. Miscellaneous fees charged for any changes to flight tickets are recognized in revenue immediately.

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


      Tangible fixed assets and depreciation

     Tangible fixed assets are stated at cost less accumulated depreciation and provisions for impairments, if any. Depreciation is calculated to write off the cost, less estimated residual value, of assets on a straight line basis over their expected useful lives at the following annual rates:

      Plant and equipment................ ...........                  20-33.3%
      Fixtures and fittings..........................                       20%
      Motor vehicles...................... ..........                     33.3%
      Buildings......................................                        5%

     Aircraft are depreciated on a straight line basis over their estimated useful lives to estimated residual values. The current estimates of useful lives and residual values are:


                        Number of Aircraft
     Aircraft Type      at March 31, 2005          Useful Life                  Residual Value
     Boeing 737-200s            9          20 years from date of manufacture    EUR500,000
     Boeing 737-800s           65          23 years from date of manufacture    15% of original cost

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

     Advance and option payments made in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and separately disclosed within tangible fixed assets. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date.


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

                                       F7
      Foreign currency

     Transactions arising in currencies other than the euro are translated into euro at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are generally stated at the rates of exchange prevailing at the year end and all exchange gains or losses are accounted for through the profit and loss account.


      Derivative financial instruments

     The Group enters into transactions in the normal course of business using a variety of derivative financial instruments in order to hedge against its exposures to fluctuating aircraft fuel prices and changes in foreign exchange and interest rates. Derivative financial instruments are utilized to fix aircraft fuel prices, foreign exchange and interest rate exposures. Gains and losses on derivative financial instruments are recognized in the profit and loss account when realized as an offset to the related income or expense, as the Group does not enter into any such transactions for speculative purposes.


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


      Pension costs

     The Group operates both defined benefit and defined contribution schemes. In relation to the defined benefit schemes the cost of providing pensions to employees is charged to the profit and loss account on a systematic basis over the service lives of those employees. Pension costs are determined by an actuary by reference to a funding plan and funding assumptions. The regular pension cost is expressed as a substantially level proportion of current and expected future pensionable payroll. Variations from regular cost are spread over the remaining service lives of the current employees.

                                       F8

     To the extent that the pension cost is different from the cash contribution to the pension scheme, a provision or prepayment is recognized in the balance sheet.

      The cost of providing the defined contribution benefit plan is expensed as incurred.


      Statement of cash flows

      Cash represents cash held at bank available on demand, offset by bank overdrafts.

     Liquid resources are current asset investments (other than cash) that are readily convertible into known amounts of cash and restricted cash balances. Liquid resources include investments in commercial paper, certificates of deposit and cash deposits of more than one day but less than one year.

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



2     Cash and liquid resources

     Cash and liquid resources, net of overdrafts of EUR7.9m (2004: EUR0.3m) amounted to EUR1,605.7m (2004: EUR1,257.0m). This includes EUR200.0m (2004:
EUR200.0m) held on deposit as collateral for certain derivative financial instruments and debt financing arrangements entered into by the Group, and a further EUR4m (2004: nil) held in escrow relating to ongoing legal proceedings.


3     Accounts receivable

                                                  At March 31,      At March 31,
                                                         2004              2005
                                                       EUR000            EUR000

      Trade receivables.....................           15,284           21,049
      Provision for doubtful debts..........            (352)            (405)
                                                       14,932           20,644

      All amounts fall due within one year.

      The movement in the provision for bad debts is as follows:

                                                      Balance at        Additions
                                                       beginning       charged to                    Balance at end
                                                         of year         expenses       Deductions          of year
                                                          EUR000           EUR000           EUR000          EUR000
      Year ended March 31, 2004.................             346                6               -              352
      Year ended March 31, 2005.................             352               53               -              405

                                      F9
4     Other assets

                                                               At March 31,
                                                         2004             2005
                                                       EUR000             EUR000
      Prepayments.........................             11,674           15,187
      Interest receivable.................              4,611            5,117
      Value Added Tax recoverable.........              2,966            4,308
                                                       19,251           24,612

      All amounts fall due within one year.


5     Inventories

                                                              At March 31,
                                                         2004              2005
                                                       EUR000            EUR000

      Aircraft spares .....................            24,669           25,874
      Duty free and other inventories......             1,771            2,195
                                                       26,440           28,069

     In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.


6     Tangible fixed assets

                                                             Hangar        Plant   Fixtures
                                                               &             &        &         Motor
                                               Aircraft   Buildings    Equipment   Fittings  Vehicles       Total
                                                 EUR000      EUR000       EUR000     EUR000    EUR000      EUR000
      (i)  Year ended March 31, 2004
      Cost
         At March 31, 2003..................  1,638,409       6,701        3,390      9,100       696   1,658,296
         Additions in year..................    317,664       6,380          858        618        49     325,569
         Disposals in year..................          -           -          (1)          -     (279)       (280)
         At March 31, 2004..................  1,956,073      13,081        4,247      9,718       466   1,983,585
      Depreciation
         At March 31, 2003..................    294,493       2,041        2,187      6,693       521     305,935
         Charge for year....................     98,945         508          682      1,135       121     101,391
         Eliminated on disposals............          -           -          (1)          -     (266)       (267)
         At March 31, 2004..................    393,438       2,549        2,868      7,828       376     407,059
      Net book value
         At March 31, 2004..................  1,562,635      10,532        1,379      1,890        90   1,576,526

                                      F10

                                                            Hangar          Plant   Fixtures
                                                              &              &         &        Motor
                                               Aircraft   Buildings    Equipment   Fittings  Vehicles       Total

      (ii)  Year ended March 31, 2005
      Cost
         At March 31, 2004..................  1,956,073      13,081        4,247      9,718       466   1,983,585
         Additions in year..................    614,322          48        1,115        988       174     616,647
         Disposals in year..................    (62,886)           -          (5)       (21)         -    (62,912)
         At March 31, 2005..................  2,507,509      13,129        5,357     10,685       640   2,537,320
      Depreciation
         At March 31, 2004..................    393,438       2,549        2,868      7,828       376     407,059
         Charge for year....................     96,002         385        1,075      1,105       136      98,703
         Eliminated on disposals............    (60,720)           -          (5)          -         -    (60,725)
         At March 31, 2005..................    428,720       2,934        3,938      8,933       512     445,037
      Net book value
         At March 31, 2005..................  2,078,789      10,195        1,419      1,752       128   2,092,283


     At March 31, 2005 aircraft with a net book value of EUR1,736.3m (March 31, 2004: EUR1,204.4m) were mortgaged to lenders as security for loans. Under the security arrangements for the Group's new Boeing 737-800 "next generation" aircraft, the Group does not hold legal title to those aircraft while these loan amounts remain outstanding.

     At March 31, 2005, the cost and net book value of aircraft includes EUR292.5m (March 31, 2004: EUR327m) in respect of advance payments on aircraft. This amount is not depreciated. The cost and net book value also includes capitalized aircraft maintenance and aircraft simulators.

     At March 31, 2005,  fixed asset  additions  of  EUR616.6m  (March 31, 2004:
EUR325.6m)  was  comprised  of assets  paid for of  EUR616.6m  (March 31,  2004:
EUR325.6m), whilst the balance in 2004 represented unpaid additions.

      During 2005 an additional EUR2.5m was paid for assets capitalized during 2003.


7     Intangible assets

      Group
                                                             Purchased Goodwill
                                                                         EUR000
      Cost
         At beginning of year.............................               46,841
         Onerous lease adjustment.........................             (11,925)
         At end of year...................................               34,916
      Amortization
         At beginning of year.............................                2,342
         Amortization in year.............................                2,125
         At end of year...................................                4,467
      Net Book Value
         At March 31, 2005................................               30,449
         At March 31, 2004................................               44,499


     On acquisition of Buzz Stansted Ltd, Ryanair acquired aircraft operating leases of six Boeing 737-300's. Ryanair renegotiated the terms and conditions of these leases during the year and by October 2004 returned the aircraft to the lessors, thereby releasing Ryanair from any remaining lease obligations. The remaining onerous lease obligations at this date, amounting to EUR11.9m, have been released with a corresponding adjustment to goodwill.

                                      F11
8     Accounts payable

Accounts payable: represents trade creditors payable within one year.

Other creditors: consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal 2005, Ryanair entered into a sale and leaseback arrangement for 3 (2004: 10) new Boeing 737-800 "next generation" aircraft. The aircraft are operated under a seven-year lease arrangement and Ryanair does not have the right or obligation to acquire the aircraft at the end of seven years.


9     Accrued expenses and other liabilities

                                                              At March 31,
                                                          2004             2005
                                                        EUR000           EUR000
      Current:
         Accruals.................................      70,915           87,778
         Taxation.................................      76,122          102,470
         Unearned revenue.........................     191,171          245,939
                                                       338,208          436,187



      Taxation above comprises:

                                                              At March 31,
                                                          2004             2005
                                                        EUR000           EUR000

         PAYE (payroll taxes).....................       3,482            3,656
         Corporation tax..........................       9,764           17,534
         Other tax (including air passenger duty).      62,876           81,280
                                                        76,122          102,470


10    Maturity analysis of long term debt

                                                              At March 31,
                                                          2004             2005
                                                        EUR000           EUR000
         Due within one year:
         Secured debt.............................      80,337          115,303
         Obligations under finance leases.........           -            5,694
                                                        80,337          120,997
         Due between one and two years:
         Secured debt ............................      84,209          120,758
         Obligations under finance leases.........           -            5,939

         Due between two and five years:
         Secured debt .............................    276,715          392,002
         Obligations under finance leases..........          -           19,397

         Due after 5 years:
         Secured debt..............................    511,721          666,239
         Obligations under finance leases .........          -           89,525
         leases....................................
                                                       872,645        1,293,860

         Total                                         952,982        1,414,857

                                      F12
      Notes on long term debt


      (i)  Aircraft Facility

     At March 31, 2005, the Group had borrowings equivalent to EUR1,281.4m (2004: EUR945.0m) from various financial institutions provided on the basis of guarantees issued by the Export-Import Bank of the United States to finance the acquisition of 61 Boeing 737-800 "next generation" aircraft. The guarantees are secured with a first fixed mortgage on the delivered aircraft. At March 31, 2005, the Group had taken delivery of 61 of these aircraft. The remaining balance of long term debt relates to four aircraft held under finance lease, totaling EUR120.6m (2004: nil) and debt drawn down to fund the acquisition of two aircraft simulators totaling EUR12.9m (2004: EUR8.0m).


      (ii)  Maturity analysis of long term debt

      The following table sets out the maturities of the financings described above, analyzed by year of repayment:

                                                                   At March 31,
      Years ending March 31,                                               2005
                                                                         EUR000

      2006                                                              120,997
      2007                                                              126,697
      2008                                                              131,738
      2009                                                              137,030
      2010-2017                                                         898,395
                                                                      1,414,857


      (ii)  Analysis of changes in borrowings during the year

                                                                                       2004                 2005
                                                                                     EUR000               EUR000
       Balance at start of year...................................................   837,225             952,982
       Loans raised to finance aircraft/simulator purchases.......................   187,035             550,021
       Repayments of amounts borrowed.............................................  (71,278)            (88,146)
       Balance at end of year.....................................................   952,982           1,414,857



11    Short term borrowings
                                                                                             At March 31,
                                                                                       2004                 2005
                                                                                     EUR000               EUR000

       Bank overdrafts (represented by unpresented cheques).......................      345                7,938

                                      F13

12    Provisions for liabilities and charges

                                                                                           At March 31,
                                                                                        2004                2005
                                                                                      EUR000              EUR000
      Provision for aircraft maintenance:
         At beginning of year.....................................................         -               6,522
         Released during the year *...............................................         -             (6,169)
         Charge for the year......................................................     6,522               6,883
         At end of year...........................................................     6,522               7,236

      Deferred taxation: (see Note 24)
         At beginning of year.....................................................    67,833              87,670
         Charge for the year......................................................    19,837              17,839
         At end of year...........................................................    87,670             105,509
      Total provisions at end of year.............................................    94,192             112,745


      * During the year Ryanair released EUR6.2m in provisions relating to leased aircraft which were returned to the lessor.



13    Share capital and share premium account

      (a)  Share Capital

                                                                                              At March 31,
                                                                                          2004              2005
                                                                                        EUR000            EUR000
      Authorized:
         840,000,000 ordinary equity shares of 1.27 euro cent each................      10,668            10,668

      Allotted, called up and fully paid:
         759,271,140 ordinary equity shares of 1.27 euro cent each................       9,643
         761,963,108 ordinary equity shares of 1.27 euro cent each................                         9,675

       (b)  Share premium account

                                                                                           2004              2005
                                                                                         EUR000            EUR000

         Balance at beginning of year                                                   553,512           560,406
         Share premium arising from the exercise of options (4,140,424 in
      fiscal 2004 and 2,691,968 in fiscal 2005)..................................         6,894             5,350
         Balance at end of year...................................................      560,406           565,756


      (c)  Share options and share purchase arrangements

     In addition, the Group adopted a stock option plan (the "Stock Option Plan") following shareholders' approval in 1998. Under the Stock Option Plan, current or future employees or executive directors of the Company may be granted options to purchase an aggregate of up to approximately 5% (when aggregated with other ordinary shares over which options are granted which have not been exercised) of the outstanding ordinary shares of Ryanair at an exercise price equal to the market price of the ordinary shares at the time the options are granted. Options were granted each year between 1998 and 2003. The terms of the Stock Option Plan, and the number of ordinary shares subject to options granted under the Stock Option Plan, may be changed from time to time. During 2003, the Company implemented a new staff share option scheme ("Option Plan 2002"), which has been approved by the Revenue Authorities in the UK and Ireland. There were 2,630,547 options granted under the scheme during 2004, which under the plan rules will become exercisable in fiscal 2009. An additional 2,775,000 shares were granted to various management under Option Plan 2002 on November 3, 2004, which will vest at the end of five years and become exercisable on November 3, 2009. The options outstanding under the various stock option plans are set out below:


                                      F14
                                                               Weighted Average
                                              Share Options      Exercise Price
      Outstanding at March 31, 2003........      26,453,855             EUR3.62
      Exercised............................      (4,140,424)            EUR1.68
      Granted..............................       2,280,177             EUR5.71
      Expired..............................        (387,070)            EUR5.00
      Outstanding at March 31, 2004........      24,206,538             EUR4.13
      Exercised............................      (2,691,968)            EUR2.00
      Granted..............................       5,405,547             EUR4.55
      Expired..............................        (963,623)            EUR5.42
      Outstanding at March 31, 2005........      25,956,494             EUR4.39

     The mid-market price of Ryanair Holdings plc's ordinary shares on the Irish Stock Exchange at March 31, 2005 was EUR6.04. The highest and lowest prices at which the Company's shares traded on the Irish Stock Exchange in the year ended March 31, 2005 were EUR6.69 and EUR3.62, respectively.


14    Financial instruments

     Ryanair utilizes financial instruments to reduce exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and aircraft fuel prices. The Group does not enter into these instruments for speculative purposes.

     Derivative financial instruments are contractual agreements with a value which reflects price movements in an underlying asset. Ryanair uses derivative financial instruments, where appropriate, to generate the desired effective profile of currency, interest and aircraft fuel price risk. Notes 15 to 17 below give details as to the Group's financial instruments held, in accordance with the requirements of Financial Reporting Standard No.13 "Derivatives and Other Financial Instruments: Disclosures" (the "Standard"). As permitted by this Standard, short term debtors and creditors have been excluded from all numerical disclosures shown in notes 15 to 17.


15    Interest rate risk

      Financial liabilities

      The net interest rate risk profile of Ryanair's financial liabilities at March 31, 2004 and March 31, 2005 was as follows:

                                                          At March 31, 2004                    At March 31, 2005
                                                   Fixed    Floating       Total        Fixed     Floating         Total
                                                  EUR000      EUR000      EUR000       EUR000       EUR000        EUR000
      Short-term borrowings..................          -         345         345             -       7,938         7,938
      Current maturities of long-term debt...     77,578       2,759      80,337       111,874       9,123       120,997
      Non-current maturities of long term                                            1,177,132     116,728     1,293,860
      debt...................................    839,819      32,826     872,645
                                                 917,397      35,930     953,327     1,289,006     133,789     1,422,795

                                      F15


      Average interest rates applicable to fixed financial liabilities shown above are as follows:

                                                Weighted    Weighted                  Weighted  Weighted
                                                 average     average    Total at       average   average        Total at
                                                   years    interest    March 31,        years  interest       March 31,
                                               remaining        rate        2004     remaining      rate            2005
                                                                          EUR000                                  EUR000
      Fixed euro denominated
      Long term debt.........................       10.3       5.59%     909,404          10.4      5.62%      1,248,522
      Other euro debt........................        7.8       5.81%       7,993           6.8      5.81%          6,994
      Finance leases.........................          -           -           -           9.9      2.70%         33,490
                                                                         917,397                               1,289,006


     All long term euro fixed debt shown above matures between fiscal years 2011 and 2017 (2004: 2011 and 2016) and attracts a range of fixed interest rates of between 4.93% and 6.18% (2004: 4.93% and 5.97%).

     Floating interest rates on financial liabilities are generally based on interbank interest rates (principally Libor, Euribor and Euribor-based bank offered rates, as the case may be).

Financial assets

     The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2005, all of the Group's cash and liquid resources had a maturity of one year or less and attracted a weighted average rate of interest of 2.19% (2004: 2.11%).

     Interest rates on financial assets are generally based on the appropriate Libor, Euribor and Euribor-based bank offered rates.

Interest rate related derivative arrangements

     The Group's objective is to reduce interest rate risk through a combination of financial instruments which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In line with this strategy, the Group has entered into a series of interest rate swaps whereby it has effectively converted almost all of its floating rate debt under each of its long term debt facilities into fixed rate debt. Loans for approximately 9% of long term debt are not covered by such swaps and have therefore remained at floating rates linked to Euribor. The interest rate exposure from these loans is hedged by a similar amount of cash on deposit at floating rates. Interest rate swaps have also been used to convert floating rate rentals on various aircraft operating leases into fixed rate rentals.

     The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of the Group's debt.


                                                     0       At March 31, 2004                At March 31, 2005
                                                       Fixed    Floating      Total       Fixed    Floating       Total
                                                      EUR000      EUR000     EUR000      EUR000      EUR000      EUR000
      Short-term borrowings......................           -        345        345           -       7,938       7,938
      Long term debt.............................     544,711    408,271    952,982     529,580     885,277   1,414,857
      Borrowing profile before swap transactions.     544,711    408,616    953,327     529,580     893,215   1,422,795
      Interest rate swaps........................     372,686  (372,686)          -     759,426   (759,426)           -
      Borrowing profile after swap transactions..     917,397     35,930    953,327   1,289,006     133,789   1,422,795


     The profile of the Group's interest rate swaps for existing debt and operating lease commitments are as follows:

                                      F16

                                                     Notional
                                                       Amount            Debt              Debt
                                                -------------    Commencement      Termination             Rate
                                                       EUR000           Dates            Dates          Payable
      2005 - interest rate swaps...............     1,086,047     2002 - 2005      2010 - 2017     5.37 - 6.18%
      2004 - interest rate swaps...............       710,972     2002 - 2004      2010 - 2016     5.37 - 5.97%


16    Currency rate risk and aircraft fuel price risk

                                                          Currency rate risk


     Ryanair has exposure to various reporting currencies (principally sterling and US dollars) due to the international nature of its operations. The following table shows the net amount of monetary assets of Ryanair that are not denominated in euro at March 31, 2004 and March 31, 2005:


                                                            March 31, 2004                   March 31, 2005
                                                                           Euro                              Euro
                                                      GBP         US$      equiv       GBP          US$     equiv
      Monetary assets                              GBP000        $000     EUR000    GBP000         $000    EUR000
         GBP cash and liquid resources.........     27,151           -    40,774    39,824            -    57,842
         USD cash and liquid resources.........          -      42,477    37,749         -        5,900     4,551
                                                    27,151      42,477    78,523    39,824        5,900    62,393

     Ryanair also enters into US dollar currency forward contracts in order to manage functional currency risk which arises on its forecasted aircraft payments, fuel, maintenance and aviation insurance costs, which are primarily denominated in US dollars, and certain of its other airline costs which arise in sterling. The following table gives details of Ryanair's currency forward contracts as at March 31, 2004 and at March 31, 2005:




                                                             March 31, 2004                    March 31, 2005
                                                                               Euro                               Euro
      Currency forward contracts                       GBP         US$        equiv       GBP        US$         equiv
                                                    GBP000        $000       EUR000    GBP000       $000        EUR000
         US dollar currency forward contracts
         - for aircraft purchases..............          -     441,500      362,268         -     425,000      324,676
         - for fuel and other purchases........          -     144,500      119,520         -     332,713      256,450
         GBP currency forward contracts
         - for other airline costs.............          -           -            -    31,682           -       44,905

                                                       Aircraft fuel price risk


     Ryanair enters into derivative contracts to fix the price of its forecasted aircraft fuel purchases. At March 31, 2004 and 2005, the following fuel price contracts were outstanding:

      Metric tonnes of aircraft fuel (in thousands)                             March 31, 2004    March 31, 2005

      Aircraft fuel fixed price contracts....................................        323                65


17    Fair values

     Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation or sale. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:
                                      F17

     o Cash and liquid resources, current portions of bank loans and overdrafts: carrying amount approximates to fair value due to the short term nature of these instruments.

     o Bank loans carrying fixed rates of interest: the repayments which Ryanair is committed to make have been discounted at the relevant rates of interest applicable at March 31, 2004 and March 31, 2005, which would be payable to a third party to assume the obligation.

     o Off balance sheet interest rate contracts: discounted cash flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash flow analyses are based on estimated future interest rates.

     o Off balance sheet currency forward and aircraft fuel contracts: a comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31,2004 and March 31 2005 has been made.

     The fair value of Ryanair's financial instruments at March 31, 2004 and March 31, 2005 was as follows:

                                                                    2004                       2005
                                                                Carrying         2004      Carrying            2005
                                                                  amount   Fair value        amount      Fair value
                                                                  EUR000       EUR000        EUR000          EUR000
      On balance sheet instruments
         Cash on hand........................................     25,778       25,778        65,872          65,872
         Liquid resources....................................  1,231,572    1,231,572     1,547,771       1,547,771
         Short term borrowings...............................      (345)        (345)       (7,938)         (7,938)
         Long term debt......................................  (952,982)    (997,685)   (1,414,847)     (1,457,124)
      Off balance sheet instruments
         Forward starting interest rate swaps (loss).........         -      (44,875)             -               -
         Interest rate swaps (loss)..........................         -      (90,420)             -       (151,926)
         US dollar currency forward contracts (loss)/gain*...         -      (36,181)             -           1,785
         Sterling currency forward contracts gain ...........         -             -             -             666
         Aircraft fuel price contracts gain..................         -        16,723             -           5,851

     * This includes fair value hedge gain amounting to EUR2.7m (2004: loss EUR21.5m)


     All of the off-balance sheet instruments shown above were held for hedging purposes. The fair value of the off-balance sheet instruments in the table above equates to the net unrealized gains and losses on these instruments, which were unrecognized at March 31, 2005 and March 31, 2004.


     On the basis of no movement in fuel prices and exchange rates, these unrealized gains and losses would impact on Ryanair's profit and loss account in the following years:


                                                           Maturing        Total    Maturing     Maturing       Total
                                                          in Fiscal       Fiscal   in Fiscal    in Fiscal      Fiscal
      Off balance sheet instruments                            2005         2004        2006         2007        2005
                                                             EUR000       EUR000      EUR000       EUR000      EUR000
         US dollar currency forward contracts gain/(loss)  (36,181)     (36,181)       1,222          563       1,785
         Sterling currency forward contracts gain......           -            -         666            -         666
         Aircraft fuel price contracts gain............      16,723       16,723       5,851            -       5,851
                                                           (19,458)     (19,458)       7,739          563       8,302


     Unrealized  losses on the Group's  interest rate swaps of EUR151.9m  (2004:
EUR135.3m) are amortized to the profit and loss account over the period from the date of draw-down of the long-term debt and operating leases (typically 7 to 12 years from the relevant year end), in addition to the related interest and rental expense.
                                      F18

18    Concentrations of credit risk

     The Group's revenues derive principally from airline travel on scheduled services, car hire, in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.


19    Analysis of operating revenues

     All revenues derive from the Group's principal activity as an airline and include flight and non-flight scheduled services, car hire, in-flight and related sales and internet income.

     Revenue is analyzed by geographical area (by country of origin) as follows:


                                                             Year ended           Year ended           Year ended
                                                         March 31, 2003        March 31, 2004       March 31, 2005
                                                                 EUR000               EUR000               EUR000
      United Kingdom.............................               466,749              518,528              654,125
      Other European countries...................               375,759              555,696              682,461
                                                                842,508            1,074,224            1,336,586

      Ancillary revenues included in total revenue above comprise:


                                                             Year ended           Year ended            Year ended
                                                         March 31, 2003       March 31, 2004        March 31, 2005
                                                                 EUR000               EUR000                EUR000
      Non-flight scheduled.......................                35,291               66,616               104,084
      Car hire...................................                27,615               35,110                45,087
      In-flight..................................                23,142               30,100                34,939
      Internet income............................                12,159               17,721                24,360
      Charter....................................                12,350                  111                     -
                                                                110,557              149,658               208,470

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


20    Staff numbers and costs

     The average weekly number of employees, including the executive director, during the year, analyzed by category, was as follows:

                                                             Year ended           Year ended           Year ended
                                                         March 31, 2003       March 31, 2004       March 31, 2005

         Flight and cabin crew......................                983                1,530                1,813
         Sales, operations and administration.......                763                  758                  791
                                                                  1,746                2,288                2,604

                                      F19

The aggregate payroll costs of these persons were as follows:

                                                             Year ended           Year ended            Year ended
                                                         March 31, 2003       March 31, 2004        March 31, 2005
                                                                 EUR000               EUR000                EUR000
         Wages and salaries and related costs.......             82,633              112,258               127,740
         Social welfare costs.......................              7,835                9,660                10,512
         Other pension costs........................              2,605                1,706                 2,745
                                                                 93,073              123,624               140,997


21    Other operating expenses

                                                             Year ended           Year ended            Year ended
                                                         March 31, 2003       March 31, 2004        March 31, 2005
                                                                 EUR000               EUR000                EUR000
         Fuel and oil...............................            128,842              174,991               265,276
         Maintenance, materials and repairs.........             29,709               43,420                37,934
         Marketing and distribution costs...........             14,623               16,141                19,622
         Aircraft rentals...........................                  -               11,541                33,471
         Route charges..............................             68,406              110,271               135,672
         Airport & handling charges.................            107,994              147,221               178,384
         Other costs................................             59,522               78,034                97,038
                                                                409,096              581,619               767,397
      Exceptional costs
         Aircraft rentals...........................                  -               13,291                     -
         Buzz re-organization.......................                  -                3,012                     -
                                                                      -               16,303                     -
                                                                409,096              597,922               767,397


     Exceptional items are those items that are material items, which derive from events or transactions that fall within the ordinary activities of the Group but which in management's judgment need to be disclosed by virtue of their size or incidence. The exceptional costs recorded in fiscal 2004 relate to the closure of Buzz for one month post acquisition to restructure the business and integrate it into Ryanair and the exceptional lease costs are associated with the earlier than planned retirement of 6 Boeing 737-200 aircraft due to fuselage scratch marks which occurred during an aircraft painting program. The costs are recognized as exceptional as they are material to the results for the year.


22    Statutory and other information

                                                                           Year ended    Year ended     Year ended
                                                                             March 31,     March 31,     March 31,
                                                                                 2003          2004          2005
                                                                               EUR000        EUR000        EUR000
      Directors' emoluments:
           -Fees......................................................            198           269           280
           -Other emoluments, including bonus and pension
             contributions............................................            822           721           726
      Depreciation of owned tangible fixed assets.....................         76,865       101,391        98,409
      Depreciation of tangible fixed assets held under finance leases.              -             -           294
      Auditors' remuneration
           - audit (i)................................................            180           169           196
           - audit-related (ii).......................................             14            17            39
           - tax services (iii).......................................            213           167           232
           - all other fees (iv)......................................              2             -             -
      Operating lease charges - aircraft (note 27(b)):................              -        24,832        33,471
      Amortization of goodwill........................................                        2,342         2,125

                                       F20

     (i) Audit services include audit work performed on the consolidated financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

     (ii) Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

     (iii) Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, including tax analysis; supporting other tax-related regulatory requirements; and tax compliance and reporting. (iv) Other fees are those associated with services not captured in the other categories.

      (a)  Fees and emoluments - Executive Director

                                                                           Year ended
                                                                             March 31,   Year ended    Year ended
                                                                                           March 31,     March 31,
                                                                                 2003          2004          2005
                                                                               EUR000        EUR000        EUR000
      Basic salary....................................................            505           505           505
      Performance related bonus.......................................            228           127           127
      Pension contributions...........................................             49            49            54
                                                                                  782           681           686

     During the years ended March 31, 2003, 2004 and 2005 Michael O'Leary was the only Executive Director.


      (b)  Fees and emolument - Non Executive Directors


                                                                                         Year ended     Year ended
                                                                           Year ended      March 31,      March 31,
                                                                       March 31, 2003          2004           2005
                                                                               EUR000        EUR000         EUR000
      Fees............................................................            198           269            280
      Emoluments......................................................             40            40             40
                                                                                  238           309            320


      (c)  Pension benefits

                                       Increase in                Transfer Value
                                                            Equivalent of Increase in       Total Accumulated
             Directors                 Accrued Benefit             Accrued Benefit             Accrued Benefit
                                  Fiscal   Fiscal   Fiscal   Fiscal   Fiscal   Fiscal    Fiscal   Fiscal   Fiscal
                                    2003     2004     2005     2003     2004     2005      2003     2004     2005
                                     EUR      EUR      EUR      EUR      EUR      EUR       EUR      EUR      EUR
      Michael O'Leary.........    11,216   12,374    6,128   43,919   61,529    33,735   70,394   85,067   93,139

     There have been no changes in pension benefits provided to directors during the year. No pension benefits are provided for non-executive directors. The executive director is a member of a defined benefit plan. The cost of the death-in-service and disability benefits provided during the accounting year is not included in the above figures. The pension benefits set out above have been computed in accordance with Section 12.43(x) of the Listing Rules of the Irish Stock Exchange. The increases in transfer values of the accrued benefits have been calculated as at each year-end in accordance with Actuarial Guidance Note GN11.

                                      F21

      (d)  Shares and share options


      (i)  Shares

     Ryanair Holdings plc is listed on the Irish, London and Nasdaq Stock Exchanges.

     The beneficial interests as at March 31, 2003, 2004 and 2005 of the directors and of their spouses and minor children in the share capital of the company are as follows

                                                     March 31, 2004
                                  March 31, 2003  -----------------      March 31,2005
                                   No. of Shares      No. of Shares      No. of Shares
David Bonderman..............          7,056,680          7,008,680          7,008,680
Raymond MacSharry............              7,280              7,280              7,280
Michael O'Leary..............         45,000,008         41,000,008         41,000,008
James R. Osborne.............            705,128            705,128            705,128
T. Anthony Ryan..............         10,758,535         10,758,535          5,758,535
Kyran McLaughlin.............                  -                  -             25,000
Michael Horgan...............                  -                  -              4,000

     Directors not referred to above held no shares.

     (ii) Share options

     The number of share options held by directors in office at the end of fiscal 2005 were:


                                                                             March 31, 2005
                                                                        -------------------
                                                                          Number of Options

David Bonderman*......................................................               50,000
Emmanuel Faber**......................................................               25,000
Michael Horgan*.......................................................               50,000
Klaus Kirchberger**...................................................               25,000
Raymond MacSharry*....................................................               50,000
Kyran McLaughlin*.....................................................               50,000
Michael O'Leary***....................................................               40,620
James R. Osborne*.....................................................               50,000
Paolo Pietrogrande*...................................................               50,000
T. Anthony Ryan*......................................................               50,000

    * These options were granted to these directors at EUR3.70 (the market value at date of grant) during the year ended March 31, 2001 and are exercisable between June 2005 and June 2007.
    ** These options were granted to these directors at EUR5.65 each (the market value at date of grant) during the year ended March 31, 2003 and are exercisable between June 2007 and June 2009.
    ***These options  were  granted  to  Michael  O'Leary as follows:
       17,701 in fiscal 2003 at EUR5.71 and 22,919 in fiscal 2004 grant at EUR4.41 (the market value at date of grant), in either case under the 2003 share option plan and are exercisable between 2009 and 2011 .

23    Interest payable and similar charges

                                                                         Year ended     Year ended     Year ended
                                                                           March 31,      March 31,      March 31,
                                                                               2003           2004           2005
                                                                             EUR000         EUR000         EUR000
      Interest repayable on bank loans, wholly repayable after five
      years.........................................................         30,886         47,564         57,499

24    Taxation

     The components of the income tax expense were as follows:

                                                                         Year ended     Year ended     Year ended
                                                                           March 31,      March 31,      March 31,
                                                                               2003           2004           2005
                                                                             EUR000         EUR000         EUR000
      Current corporation tax........................................         6,636          2,032         11,351
      Deferred tax charge  (See Note 12).............................        18,516         19,837         17,839
                                                                             25,152         21,869         29,190
                                      F22

     All of the deferred tax charge above arose from the origination and reversal of timing differences.

     The following table reconciles the statutory rate of Irish corporation tax to the Group's effective current corporation tax rate.

                                                                         Year ended     Year ended     Year ended
                                                                           March 31,      March 31,      March 31,
                                                                               2003           2004           2005
                                                                                  %              %              %
      Statutory rate of Irish corporation tax.........................         15.1           12.5           12.5
      Adjustments for earnings taxed at higher rates..................          1.1            1.0            0.9
      Adjustments for earnings taxed at lower rates
          (including those qualifying for relief under section 448, TCA
          1997).......................................................        (6.6)          (3.9)          (4.2)
      Capital allowances in excess of depreciation....................        (6.4)          (7.5)          (7.2)
      Other...........................................................        (0.7)          (1.0)            1.8
      Current effective rate of taxation..............................          2.5            1.1            3.8
      Provision of deferred tax on timing differences.................          7.0            8.5            6.0
      Total effective rate of taxation................................          9.5            9.6            9.8


     At March 31, 2003, 2004 and 2005 the Group had no unused net operating losses carried forward. In fiscal 2005, the Irish headline corporation tax rate remained at 12.5%. All but an insignificant amount of corporation and deferred tax recorded in each of fiscal 2003, 2004 and 2005 relates to domestic tax charges.

     Ryanair.com Limited is engaged in international data processing and reservation services. In these circumstances, Ryanair.com Limited is entitled to claim 10% corporation tax rate on profits derived from qualifying activities in accordance with Section 448 of the Taxes Consolidated Act, 1997. This legislation provides for the continuation of the 10% effective corporation tax rate until 2010.

     The Group has no deferred tax assets. The principal components of deferred tax liabilities related to accelerated capital allowances on aircraft.

     At March 31, 2003, 2004 and 2005, the Group had fully provided for deferred tax liabilities. As explained above, profits from certain qualifying activities are levied at an effective 10% rate in Ireland until 2010. No deferred tax has been provided on the unremitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.


25    Pensions

     The Group operates defined benefit and defined contribution pension schemes.

     The Group has continued to account for pensions in accordance with the accounting standard SSAP 24 "Accounting for Pension Costs" and the disclosures given in (a) below are those required by that standard. A new accounting standard on pensions (Financial Reporting Standard No.17 "Retirement Benefits" ("FRS 17") was issued in November 2000. In July 2002, the Accounting Standards Board deferred the requirement for the full adoption of FRS 17 until the International Accounting Standards Board has reconsidered its international standard, IAS 19 "Employee Benefits". FRS 17 has, accordingly, not been adopted in the profit and loss account or the balance sheet, however the phased disclosures required by FRS 17 have been outlined at (b) below:

                                      F23
      (a)  SSAP 24 disclosures

     Pensions for certain employees are funded through defined benefit pension schemes, the assets of which are vested in independent trusts for the benefit of employees and their dependants. The contributions are based on the advice of an independent professionally qualified actuary obtained at three yearly intervals. The latest actuarial valuation of the scheme was at December 31, 2003 and used the projected unit method.

      The principal actuarial assumptions used were as follows:

     o Rate of long term investment returns will exceed the rate of pensionable pay increases by 3.0%,

     o Rate of long term investment returns will exceed the rate of post retirement pension increases by 6.5%.

     The actuarial report showed that at the valuation date, the market value of the scheme's assets was EUR11.5m, which was sufficient to cover more than 100% of the accrued liabilities, based on current earnings and 78% of the accrued liabilities allowing for expected future increases in earnings. The actuarial report recommends payment of contributions at 11.5% of staff and 17.8% of pilots' pensionable salaries respectively, which is an increase from previous contribution rates, intended to make good the shortfall on accrued liabilities, allowing for expected future increases in earnings.

     The total pension charge for the Group for the year to March 31, 2005 was EUR2,744,707 of which EUR1,299,654 relates to defined benefit pension schemes. While the actuarial report is not available for public inspection, the results are advised to the members of the scheme.


      (b)  FRS 17 disclosures

     The valuation of Ryanair's defined benefit scheme used for the purposes of the FRS 17 disclosures has been based on the most recent triennial actuarial valuation of the schemes identified above and updated to March 31, 2005 by an independent qualified actuary. The assets and liabilities of the Company's UK defined benefit pension plan are included in the disclosures for the first time in the current year.

     The financial assumptions used for the Ryanair defined benefit schemes are:

                                                                        Year ended     Year ended     Year ended
                                                                         March 31,      March 31,     March 31,
                                                                           2003           2004           2005
                                                                             %              %             %
      Rate of general increase in salaries...........................      3.50           3.50           3.65
      Discount rate..................................................      5.25           5.00           4.67
      Rate of price inflation........................................      2.50           2.00           2.15

                                      F24

     The assets in the Ryanair pension schemes (excluding additional voluntary contributions) and expected rates of return were:


                                              Expected    Value at   Expected     Value at   Expected    Value at
                                               Rate of    March 31,   Rate of     March 31,   Rate of    March 31,
                                                Return        2003     Return         2004     Return        2005
                                                     %      EUR000          %       EUR000          %      EUR000
      Equities.............................       8.50       5,430       7.50        8,868       7.20      14,359
      Properties...........................       7.50         458       7.00          602       6.25         684
      Bonds................................       5.50       1,878       4.50        2,106       4.04       2,498
      Cash.................................       3.25         400       2.50          457       2.25         758
      Other................................                      -                       -       4.00         286
      Outstanding contributions at year
          end (paid subsequent to year end)                    112                       -                      -
      Total market value of scheme assets..                  8,278                  12,033                 18,585
      Actuarial value of scheme liabilities               (13,343)                (16,955)               (29,213)

      Recoverable (deficit)................                (5,065)                 (4,922)               (10,628)
      Related deferred tax asset...........                    633                     615                  1,329
      Net pension (liability)..............                (4,432)                 (4,307)                (9,299)




     If these amounts had been recognized in the financial statements, the Group's net assets and revenue reserves would be as follows:

                                                             At March 31,        At March 31,       At March 31,
                                                                     2003                2004               2005
                                                                   EUR000              EUR000             EUR000
      Net assets
         Net assets excluding pension assets...........          1,241,728           1,455,288          1,727,411
         Net pension (liability).......................            (4,432)             (4,307)            (9,299)
         Net assets including pension asset............          1,237,296           1,450,981          1,718,112

      Revenue reserve
         Revenue reserves per balance sheet............            678,628             885,239          1,151,980
         Net pension (liability).......................            (4,432)             (4,307)            (9,299)
         Net reserves including pension (liability)....            674,196             880,932          1,142,681


     The following tables set out the components of the defined benefit costs which would have been included in the profit and loss account for the year ended
March 31, 2005 and 2004 if FRS 17 had been applied:

                                                                                      Year ended        Year ended
                                                                                  March 31, 2004    March 31, 2005
      Included in finance costs                                                           EUR000            EUR000
         Expected return on pension scheme assets.................                         (664)           (1,077)
         Interest on pension scheme liabilities...................                           766             1,207
         Net finance costs........................................                           102               130

      Included in payroll costs
         Current service costs....................................                           704             1,417

         Total costs in accordance with FRS 17....................                           806             1,547

                                      F25

     The following table sets out the amounts that would have been recognized in the Statement of Total Recognized Gains and Losses (STRGL) for the years ended
March 31, 2003, 2004 and 2005 if FRS 17 had been applied:

                                                                                             March 31,    March 31,
                                                                           March 31, 2003        2004          2005
                                                                                   EUR000       EUR000       EUR000
         Actual return less expected return on pension scheme assets...                 -        1,903          952
         Experience losses on scheme liabilities.......................                 -        (407)        (242)
         Changes in financial and demographic assumptions underlying
            present value of scheme liabilities........................                 -      (1,193)      (4,128)

         Actuarial gains/(losses) recognized in the STRGL..............                 -          303      (3,418)


      Movement in surplus/(deficit) during the year was as                                    March 31,    March 31,
      follows:                                                             March 31, 2003         2004         2005
                                                                                   EUR000       EUR000       EUR000

         Surplus/(deficit) in scheme at beginning of year..............             1,072      (5,065)      (4,922)
         Opening deficit in UK scheme..................................                 -            -      (1,969)
         Current service costs.........................................             (960)        (704)      (1,417)
         Contributions.................................................               795          646        1,229
         Other finance income/investment return........................             (286)        (102)        (130)
         Actuarial (losses)/gains......................................           (5,686)          303      (3,419)

         Deficit in scheme at end of year..............................           (5,065)      (4,922)     (10,628)

                                                                                              March 31,   March 31,
      History of actuarial gains and losses                                March 31, 2003         2004         2005
                                                                                   EUR000       EUR000       EUR000

         Difference between expected and actual return on assets.......           (2,910)        1,903          952
         Expressed as a percentage of scheme assets....................             (35%)          16%           5%
         Experience losses on scheme liabilities.......................             (784)        (407)        (242)
         Expressed as a percentage of scheme liabilities...............              (6%)         (2%)         (1%)
         Total actuarial losses/ gains.................................           (5,686)          303      (3,419)
         Expressed as a percentage of scheme liabilities...............             (43%)           2%        (12%)



26    Earnings per share and adjusted earnings per share

     Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2003, 2004 and 2005 has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.


                                                                       Year ended      Year ended      Year ended
                                                                         March 31,       March 31,       March 31,
                                                                             2003            2004            2005
      Basic weighted average number of shares outstanding...........  755,055,374     757,446,873     759,910,690
      Dilutive effect of employee share options.....................   11,223,195       7,684,218       4,092,416
      Dilutive weighted average number of shares outstanding........  766,278,569     765,131,091     764,003,106

                                      F26

27    Commitments and contingencies

Commitments

a) In January 2002, the Company entered into a contract with The Boeing Company ("Boeing") (the "2002 Boeing contract"), whereby the Company agreed to purchase 100 new Boeing 737-800 "next generation" aircraft, and received purchase rights to acquire a further 50 such aircraft. The 2002 Boeing contract was superceded by a contract entered into with Boeing in January 2003 (the "2003 Boeing contract") whereby the Company agreed to purchase 125 new Boeing 737-800 "next generation" aircraft, thus adding "firm" orders for 22 aircraft to the existing "firm" orders (100 "firm" plus 3 options exercised) under the 2002 Boeing contract. In addition, the Company acquired purchase rights over a further 78 aircraft, bringing the number of option aircraft to 125.

          In February 2005, the Company entered into a contract with Boeing (the "2005 Boeing contract") whereby the company agreed to purchase 70 new Boeing 737-800 "next generation" aircraft and acquired additional purchase rights to acquire a further 70 such aircraft over a five year period from 2006 to 2011. The aircraft to be delivered after January 1, 2005, arising from the 2002 and 2003 Boeing contracts, benefit from the discounts and concessions under the 2005 Boeing contract. In addition, the orders for the 89 "firm" aircraft still to be delivered at January 1, 2005 and the remaining additional purchase rights in respect of 123 aircraft granted under the 2002 and 2003 Boeing contracts are governed by the 2005 Boeing contract from January 2005.



                                    Aircraft          Firm Aircraft
                                 Delivered at 31        Deliveries           Total "Firm"      Basic price per
                                   March, 2005       Fiscal 2006-2012          Aircraft        aircraft (US$'m)
      2002 Contract..............      36                   67                   103                50.885
      2003 Contract..............      14                   10                    24                50.889
      2005 Contract..............       -                   70                    70                50.916
                                ------------------ --------------------- --------------------- -----------------
        Total....................      50                  147                   197
                                ================== ===================== =====================


          The "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2005 Boeing contract will be increased by (a) an estimated US$900,000 per aircraft for certain "buyer furnished" equipment the company has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft by applying a formula which reflects increases in the published US Employment Cost and Producer Price indices between the time the Basic Price was set and the period of six months prior to the delivery of such aircraft.

          Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 "next generation" aircraft. These take the form of credit memoranda to the Group for the amount of such concessions, which the company may apply toward the purchase of goods and services from Boeing or toward certain payments, in respect of the purchase of the aircraft under the various Boeing contracts.

          Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Group certain allowances in addition to providing other goods and services to the Group on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Group. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2005, the total potential commitment to acquire all 147 "firm" aircraft, not taking such increases and decreases into account, will be up to US$7.5 billion.
                                      F27
b)       Operating Leases

                                                              At March 31, 2005
                                                                         EUR000
      Due within one year...........................                     34,753
      Due between one and two years.................                     34,753
      Due between two and five years................                    104,260
      Due after five years..........................                     34,128
                                                         ----------------------

          Total.....................................                    207,894
                                                         ----------------------

     The above table sets out the committed future cost of leasing 13 Boeing 737-800 "next generation" aircraft currently operated by the company at March 31, 2005.

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

e) The Company has provided EUR116.9m in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans and bank advances.

f) In order to avail itself of the exemption contained in Section 17 of the Companies (Amendment) Act, 1986, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. Details of the Group's principal subsidiaries have been included at note 30. The Irish subsidiaries of the Group covered by the Section 17 exemption are listed at note 30 also. One additional Irish subsidiary covered by this exemption, which is not listed as a principal subsidiary at note 30 is Airport Marketing Services Limited.

g) The Group has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financing arrangements. Cash deposits have been set aside as collateral (subject to an agreed capped amount EUR200.0m) to mitigate certain counterparty risk of fluctuations on long-term derivative and financing arrangements
     ("restricted cash"). At March 31, 2005, such collateral amounted to EUR200.0m (2004: EUR200.0m). Additional numerical information on these swaps and on other derivatives held by the Group is set out in notes 15 to 17 of the financial statements.

h) In February 2004, the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in
     connection  with  its   establishment  of  a  low  cost  base  at  Brussels
     (Charleroi).

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

                                      F28

     The Company has placed EUR4m in an escrow account pending the outcome of this appeal



28    Notes to cash flow statements

      (a) Reconciliation of operating profit to net cash inflow from operating activities

                                                                  Year ended         Year ended        Year ended
                                                              March 31, 2003     March 31, 2004    March 31, 2005
                                                                      EUR000             EUR000            EUR000
      Operating profit excluding goodwill amortization....           263,474            251,287           329,489
      Foreign exchange (losses)/gains.....................               628              3,217           (2,323)
      Depreciation of tangible fixed assets...............            76,865            101,391            98,703
      (Increase) in inventories...........................           (5,663)            (3,652)           (1,629)
      (Increase)/decrease in accounts receivable..........           (4,639)                 38           (5,712)
      (Increase) in other assets..........................           (4,143)            (5,283)           (4,855)
      Increase in accounts payable........................            14,825              6,332            24,182
      Increase in accrued expenses and other liabilities..            22,069             87,433           103,549
      Decrease in other creditors ........................                 -                  -          (11,603)
      (Decrease)/Increase in accounts payable > one year..          (12,413)             14,777                 -
      Increase in maintenance provision (Note 12).........                 -              6,522               714
      Net cash inflow from operating activities...........           351,003            462,062           530,515

      (b) Analysis of cash and liquid resources balances

                                                              March 31, 2003     March 31, 2004    March 31, 2005
                                                                      EUR000             EUR000            EUR000
      Cash at bank, available on demand net of overdraft..            76,550             25,433            57,934
      Liquid resources ...................................           982,352          1,231,572         1,547,771
      Total cash and liquid resources at the end of year..         1,058,902          1,257,005         1,605,705

      (c) Analysis of movements in liquid resources

                                                                  Year ended         Year ended        Year ended
                                                              March 31, 2003     March 31, 2004    March 31, 2005
                                                                      EUR000             EUR000            EUR000
      Liquid resources at beginning of year...............           816,023            982,352         1,231,572
      Increase in year....................................           166,329            249,220           316,199
      At end of year......................................           982,352          1,231,572         1,547,771

                                      F29

      (d) Analysis of movements in cash

                                                                                 Year ended March 31, 2003
                                                                 Cash at Bank    Bank Overdraft             Total
                                                                       EUR000            EUR000            EUR000
      At beginning of year................................             83,252           (5,505)            77,747
      Net cash (outflow)/inflow during the year...........            (5,386)             4,189           (1,197)
      At end of year......................................             77,866           (1,316)            76,550
                                                                                 Year ended March 31, 2004
                                                                 Cash at Bank       Bank Overdraft          Total
                                                                       EUR000            EUR000            EUR000
      At beginning of year................................             77,866           (1,316)            76,550
      Net cash (outflow)/inflow during the year...........           (52,088)               971          (51,117)
      At end of year......................................             25,778             (345)            25,433
                                                                                 Year ended March 31, 2005
                                                                 Cash at Bank    Bank Overdraft             Total
                                                                       EUR000            EUR000            EUR000
      At beginning of year................................             25,778             (345)            25,433
      Net cash inflow/(outflow) during the year...........             40,094           (7,593)            32,501
                                                          -------------------------------------------------------
      At end of year......................................             65,872          (7,938)             57,934


      (e) Reconciliation of net cash flow to movement in net funds

                                                                   Year ended        Year ended        Year ended
                                                               March 31, 2003    March 31, 2004    March 31, 2005
                                                                       EUR000            EUR000            EUR000
      (Decrease)/increase in cash in year.................            (1,197)          (51,117)            32,501
      Movement in liquid resources........................            166,329           249,220           316,199
      Net cash flow from (increase) in debt...............          (286,723)         (115,757)         (461,875)
      Movement in net (debt)/funds resulting from cash flows        (121,591)            82,346         (113,175)
      Movement in finance leases..........................                  1                 -                 -
      Movement in net (debt)/funds in the year............          (121,590)            82,346         (113,175)
      Net funds at beginning of year......................            343,267           221,677           304,023
      Net funds at end of year............................            221,677           304,023           190,848

      Net funds arise when cash and liquid resources exceed debt.


29    Post balance sheet events


      There were no significant post balance sheet events.


30    Subsidiary undertakings


      The following are the principal subsidiary undertakings of Ryanair Holdings plc:

                                           Effective date of              Registered               Nature of
      Name                             acquisition/incorporation            Office                 Business

      Ryanair Limited...............        August 23, 1996        Corporate Headquarters     Airline operator
                                             (acquisition)         Dublin Airport
                                                                   Co Dublin

      Darley Investments Limited*...        August 23, 1996        Corporate Headquarters     Investment holding
                                             (acquisition)         Dublin Airport             company
                                                                   Co Dublin

      Ryanair.com Limited*..........        August 23, 1996        Corporate Headquarters     International data
                                             (acquisition)         Dublin Airport             processing services
                                                                   Co Dublin

    * These subsidiaries are wholly owned by Ryanair Limited, which is, in turn, wholly owned by Ryanair Holdings plc.

                                      F30

     All of the above subsidiaries are 100% owned by the Group. The shares owned by the Group comprise one class (ordinary shares) in respect of each subsidiary.

     Information regarding all other subsidiaries will be filed with the Company's next Annual Return as provided for by S.16 (3)(a) of Companies (Amendment) Act, 1986.

     In accordance with the basis of consolidation policy in the statement of accounting policies, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2005 and March 31, 2004.

     Buzz Stansted Ltd, a subsidiary of Ryanair Ltd, ceased trading on October 30, 2004.


31 Summary of differences between Irish and United States generally accepted accounting principles


       (a)  Summary of differences

     The financial statements of Ryanair Holdings plc are prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Ireland and the United Kingdom (UK), which differ significantly in certain respects from those generally accepted in the United States (US). These differences are described below:


      (i)  Deferred tax

     Under Irish and UK GAAP, Ryanair Holdings plc provides for deferred taxation using the full liability method on all material timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognized to the extent that they are expected to be recoverable. Under US GAAP, as set out in Statement of Financial Accounting Standards (SFAS) No.109 "Accounting for Income Taxes," deferred taxation is provided on all temporary differences between the financial statement carrying value of assets and liabilities and the tax value of such assets and liabilities on a full provision basis. Deferred tax assets are recognized if their realization is considered to be more likely than not.


      (ii)  Accounting for derivatives

     Under Irish and UK GAAP, unrealized gains and losses on derivative financial instruments utilized for hedging purposes are deferred and recognized in the profit and loss account when realized, as an offset to the related income or expense being hedged.

     Ryanair accounts for derivatives under US GAAP according to SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended by SFAS No. 137 and 138. SFAS No. 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognized as offsetting amounts in the profit and loss account. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income (US GAAP equivalent to the statement of total recognized gains and losses) on the balance sheet until the hedged item is recognized in the profit and loss account. The ineffective portion of the fair value changes are recognized in the profit and loss account immediately. SFAS No. 133 also requires that certain derivative
instruments   embedded  in  host   contracts  be  accounted  for  separately  as
derivatives.
                                      F31

     Ryanair qualifies for hedge accounting under SFAS No. 133 for all of its derivative financial instruments. Ryanair's US dollar currency forward contracts for aircraft purchases are accounted for as fair value hedges. All other derivative financial instruments are accounted for as cash flow hedges. There was no material ineffectiveness recorded for either cash flow or fair value hedges during the current or preceding years. The maximum length of time over which the Group is hedging its exposure to the variability in future cash flows for forecasted transactions is 12 years. Of the EUR11.4m loss (net of EUR1.6m of tax) recorded at March 31, 2005 in other comprehensive income, EUR6.8m is expected to be reclassified into earnings within the next 12 months.

      (iii)  Darley Investments Limited

     Under Irish and UK GAAP, the acquisition of Darley Investments Limited ("Darley") at March 31, 1996 has been treated as an acquisition and the acquired assets and liabilities have been recorded in the consolidated financial statements of Ryanair Limited at their fair values. Under Irish and UK GAAP, the assets acquired were recorded at their fair values and a fair value adjustment of EUR844,915 arose on the headquarters building. Under US GAAP, the assets are presented at historical cost and consequently, additional depreciation on the fair value adjustment on the headquarters building is not recorded.


      (iv)  Pensions

     Under Irish and UK GAAP, plan assets are valued on the basis of discounted present value of expected future income. US GAAP requires that plan assets are valued by reference to their market value. Under Irish and UK GAAP, pension costs for defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods, which produce the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP requires the use of the projected unit credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, as adjusted to reflect any unrecognized obligations or assets. Under Irish and UK GAAP, the measurement of plan assets and obligations may be based on the most recent actuarial valuation. Under US GAAP, calculations must be made as of the date of the financial statements or a date not more than three months prior to that date. Under US GAAP, where the accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension to employee service rendered, based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognized in the statement of financial position. Under Irish and UK GAAP, such deficiencies are usually recognized over the remaining average service lives of the employees by way of increased contribution rates except where a major event or transaction has occurred which has not been allowed for in the actuarial assumptions, giving rise to a material deficit necessitating significant additional contributions to the scheme. In such circumstances, a material deficit so arising may be recognized over a shorter period.

     Under Irish and UK GAAP, pension credits are not recognized in the financial statements unless a refund of, or reduction in, contributions is likely. Under US GAAP, a negative pension cost may arise where a significant unrecognized net asset or gain exists. This is required to be amortized on a straight line basis over the average remaining service period of employees.
Note 25 to the financial statements gives the Group pension disclosures in accordance with Irish and UK GAAP.

     For the purposes of disclosure requirements under US GAAP, the pension cost of the Group's retirement plan has been restated in the following tables, which are presented in accordance with the requirements of SFAS No.132(R). The assets and liabilities of the company's UK defined pension plan are included in the disclosures for the first time in the 2005 fiscal year.

                                      F32

                                                                    Year ended        Year ended       Year ended
                                                                March 31, 2003    March 31, 2004   March 31, 2005
                                                                        EUR000            EUR000           EUR000
      Projected benefit obligation at beginning of year.....            10,819            14,267           16,955
         Opening present benefit obligation on UK scheme....                 -                 -            4,930
         Service Cost.......................................               797               771            1,417
         Interest Cost......................................               655               747            1,207
         Employee contributions.............................               558               545              707
         Actuarial loss.....................................             1,576               628            4,378
         Currency movement..................................                 -                 -             (27)
         Benefits paid......................................             (138)               (3)            (354)
      Projected benefit obligation at end of year...........            14,267            16,955           29,213
                                                                    Year ended        Year ended       Year ended
      Change in plan assets                                     March 31, 2003    March 31, 2004   March 31, 2005
                                                                        EUR000            EUR000           EUR000
      Fair value of scheme assets at beginning of year......             9,927             8,166           12,033
         Opening fair value of UK Scheme assets.............                 -                 -            2,961
         Actual return on assets............................           (2,853)             2,679            2,029
         Employer contributions paid........................               672               646            1,229
         Employee contributions paid........................               558               545              707
         Currency                                                                                            (20)
         movement...........................................                 -                 -                -
         Benefits paid......................................             (138)               (3)            (354)
      Fair value of scheme assets at end of year............             8,166            12,033           18,585

      The funded status of the Group's retirement plan under SFAS No. 132(R) is as follows:

                                                                    Year ended        Year ended       Year ended
                                                                March 31, 2003    March 31, 2004   March 31, 2005
                                                                        EUR000            EUR000           EUR000
      Actuarial present value of vested benefit obligations.            12,390            14,214           24,590
      Accumulated benefit obligations.......................            12,390            14,214           24,590

      Projected benefit obligations.........................          (14,267)          (16,955)         (29,213)
      Plan assets at fair value.............................             8,166            12,033           18,585
      Benefit obligations in excess of Plan assets..........           (6,101)           (4,922)         (10,628)
      Unrecognized net actuarial loss.......................             7,436             5,748            9,337
      Unrecognized net obligation on implementation.........               208               178              148
      Unrecognized currency movement........................                 -                 -              (7)
      Additional pension liability recognized                                -           (3,185)          (5,627)
      Pension asset/(liability).............................             1,543           (2,181)          (6,777)

     Plan assets consist primarily of investments in Irish and overseas equity and fixed interest securities.

                                      F33

     The principal assumptions used in the plan for SFAS No.132(R) purposes were as follows:

                                                                    Year ended        Year ended        Year ended
                                                                March 31, 2003    March 31, 2004    March 31, 2005
                                                                             %                 %                 %
      Discount rate.........................................              6.25              5.25              5.10
      Rate of increase in remuneration......................              4.25              3.50              3.70
      Expected long term rate of return on assets...........              7.75              7.75              6.74


      The net periodic pension cost in accordance with SFAS No.132(R) is as follows:

                                                                    Year ended        Year ended        Year ended
                                                                March 31, 2003    March 31, 2004    March 31, 2005
                                                                        EUR000            EUR000           EUR000

      Service cost -  present value of benefits
          earned during the year........................                   797               771             1,417
      Interest cost on projected benefit obligations....                   655               747             1,207
      Return/(loss) on assets...........................                 2,853           (2,679)           (1,077)
      Deferrals and amortization........................               (3,608)             2,346               255
      Net periodic pension cost.........................                   697             1,185             1,802

     The expected return on plan assets of 6.74% was based on the assumptions of the following returns from each asset class:

                                                                                                 Year ended
                                                                                             March 31, 2005
                                                                                                          %

      Equities.............................................................................            7.50
      Bonds................................................................................            4.50
      Property/Other.......................................................................            7.00
      Cash.................................................................................            2.50

Assumptions used to determine projected benefit obligation

                                                                Year ended       Year ended
                                                              March 31, 2004    March 31, 2005
                                                                    %                   %
      Discount rate...........................................     5.00              4.67
      Rate of compensation increase...........................     3.50              3.65

     Benefit payments from the plan are expected to be less than 3% of the liabilities in each of the next ten years.

     Ryanair expects to pay EUR892,000 to the plan during the year ended March 31, 2006.

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

      (v)  Employment grants

     Under Irish and UK GAAP, employment grants paid by an Irish government agency are recognized in the profit and loss account upon receipt and a contingent liability is disclosed for amounts which may become repayable in certain predefined circumstances. Under US GAAP, these revenues are recognized in the profit and loss account over the period for which minimum employment levels apply under the terms of the agreement and the unamortized balance is treated as deferred income.

                                      F34

      (vi)  Share option compensation expense

     Under US GAAP, any excess of the fair market value over the exercise price under a share option plan on the date of the grant is recognized as compensation expense over the period the services are provided. Under Irish and UK GAAP, in effect in May 1997, when these share options were granted, compensation was not recognized for stock issued at a price less than market price.

     Under US GAAP, the Group applies Accounting Principles Board Opinion No. 25 (APB 25) in accounting for its stock option plans and, accordingly, except for the grant in May 1997, no compensation cost has been recognized for its stock option grants. Had Ryanair Holdings plc determined compensation cost based on the fair value of the options at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 (SFAS 123) using the Black Scholes methodology, its U.S. GAAP net income and earnings per share would have been reduced by EUR5,715,000, EUR4,383,000 for the years ended March 31, 2005 and 2004 and would have been reduced by EUR13,085,000 for the year ended March 31, 2003 under the Black Scholes methodology, and the corresponding earnings per share and diluted earnings per share would have been reduced by nil and EUR0.01 for 2005, nil and nil for 2004 and EUR0.02 and EUR0.01 for 2003.

                                                                           Year ended        Year ended      Year ended
                                                                             March 31,         March 31,      March 31,
                                                                                 2003              2004            2005
                                                                               EUR000            EUR000          EUR000
      Net income in accordance with US GAAP (as reported)..........           241,810           215,430         283,414
      Total stock based employee compensation expense as determined
          under fair-value method..................................           (13,085)           (4,383)        (5,715)
      Pro-forma net income.........................................            228,725          211,047         277,699
      Basic earnings per ordinary share (as reported)..............            EUR0.32          EUR0.28         EUR0.37
      Pro-forma basic earnings per ordinary share..................            EUR0.30          EUR0.28         EUR0.37
      Diluted earnings per ordinary share (as reported)............            EUR0.31          EUR0.28         EUR0.37
      Pro-forma diluted earning per ordinary share.................            EUR0.30          EUR0.28         EUR0.36

     The weighted average fair value of the individual options granted during the years ended March 31, 2003, 2004 and 2005 is estimated based on the following assumptions.

                                                              Options Granted

                                              2003           2004          2005           2005
                                          -------------- ------------- -------------- -------------
      Date Granted......................    Jul.3,.2002   Jul 4, 2003    Jul 4, 2004   Nov 3, 2004
      Date of earliest exercise.........   Jun.23,.2003   Jul 4, 2008    Jul 4, 2009   Nov 3, 2009
      Date of expiration................   Jun.30,.2009   Jul 4, 2010    Jul 4, 2011   Nov 3, 2011
      Fair Value........................      EUR2.61       EUR2.57        EUR1.98       EUR2.16
      Assumptions:
         Risk-free interest rate........      4.11%          3.3%          3.7%           3.4%
         Volatility.....................       40%           40%            40%           40%
         Dividend Yield.................       Nil           Nil            Nil           Nil
         Maximum life (years)...........        7             7              7             7

      (vii)  Capitalized interest

     Under US GAAP interest costs associated with the cost of acquiring and making ready for their intended use certain 'qualifying' assets must be capitalized as part of the acquisition cost of the asset. Ryanair pays deposits in respect of its aircraft acquisition program and in accordance with US GAAP capitalizes interest costs which could have been avoided if the expenditure had not been made.

     Under Irish and UK GAAP there is no mandatory requirement to capitalize interest costs in such circumstances.

                                      F35

      (viii)   Business combinations

     In accordance with acquisition accounting rules, Irish and US GAAP require the fair value of purchase consideration to be allocated to the net assets acquired based on their fair values at the acquisition date.

     On April 10, 2003, Ryanair acquired assets comprising operating leases and certain landing and takeoff slots at Stansted Airport from KLM UK Limited for EUR20.795m. The difference between the purchase consideration and the fair value of the net liabilities amounting to EUR46.841m has been treated as goodwill under Irish and UK GAAP as there is no regular market for landing and takeoff slots at Stansted airport and their fair value cannot be reliably measured. Goodwill is amortized to the profit and loss account over its estimated useful life which is 20 years in this case.

     The definition of intangible assets set out in SFAS No. 141 "Business Combinations" includes assets arising from contractual or legal rights regardless of whether these rights are transferable or separable. For US GAAP purposes Ryanair has determined that the fair value of the acquired landing rights and takeoff slots at Stansted Airport is EUR46.841m based on the net present value of the estimated cash flows generated from these access rights. The intangible asset is not amortized as Ryanair has a right to use the landing and takeoff slots in perpetuity and the intangible asset has an indefinite life. Ryanair will test this intangible asset for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. There was no impairment to these rights in the current year.

     The acquisition of certain assets from KLM UK Limited included the fixed cost of aircraft operating leases which were substantially above market value at the date of acquisition. Ryanair provided for the onerous element of the leases during the year, and by October 2004 had returned the aircraft to the lessors, thereby releasing Ryanair from any remaining lease obligations. The remaining lease obligations at this date, amounting to EUR11.925m, were reversed against goodwill for Irish GAAP, which allows an acquirer to make adjustments to the initial goodwill calculation in the financial statements following the year of acquisition. Under US GAAP, this reversal has been released to the income statement during the year as the timeframe for making such adjustments under US GAAP is limited to 12 months post acquisition.


      (b)  Net income under US GAAP

                                                                           Year ended    Year ended    Year ended
                                                                             March 31,     March 31,     March 31,
                                                                                 2003          2004          2005
                                                                               EUR000        EUR000        EUR000
      Profit for the financial year as reported in the consolidated profit and loss accounts and in accordance with Irish and UK GAAP
                                                                              239,398       206,611       266,741
      Adjustments:
         Pensions........................................................         697            89         (502)
         Derivative financial instruments (net of tax)...................     (4,189)             -             -
         Purchase accounting adjustment..................................           -             -        11,925
         Amortization of goodwill........................................           -         2,342         2,125
         Employment grants...............................................         469             -             -
         Capitalized interest re aircraft acquisition program............       5,262         7,213         5,445
         Darley Investments Limited......................................          88            88            88
         Taxation - effect of above adjustments..........................          85         (913)       (2,408)
      Net income in accordance with US GAAP..............................     241,810       215,430       283,414

                                      F36
      (c) Shareholders' equity

                                                                                         Year ended     Year ended
                                                                                           March 31,     March 31,
                                                                                               2004           2005
                                                                                             EUR000         EUR000
      Shareholders' equity as reported in the consolidated balance sheets and in accordance with Irish and UK GAAP
                                                                                          1,455,288      1,727,411
      Adjustments:
         Pension..................................................................            3,200          2,698
         Purchase accounting adjustment...........................................                -         11,925
         Amortization of goodwill.................................................            2,342          4,467
         Capitalized interest re aircraft acquisition program.....................           17,502         22,947
         Darley Investments Limited...............................................            (151)           (63)
         Minimum pension liability (net of tax)(i)................................          (2,631)        (6,496)
         Unrealized (losses) on derivative financial instruments (net of tax)(ii).        (116,681)      (128,074)
         Tax effect of adjustments (excluding pension and derivative adjustments).          (2,588)        (4,996)
         Shareholders' equity as adjusted to accord with US GAAP..................        1,356,281      1,629,819
         Opening shareholders' equity under US GAAP...............................        1,177,187      1,356,281
      Comprehensive Income
         Minimum pension liability (net of tax)...................................               25        (3,865)
         Unrealized (losses) on derivative financial instruments (net of tax).....         (43,310)       (11,393)
         Net income in accordance with US GAAP....................................          215,430        283,414
         Total comprehensive income...............................................          172,145        268,156
         Stock issued for cash....................................................            6,949          5,382
         Closing shareholders' equity under US GAAP...............................        1,356,281      1,629,819


     (i) Minimum  pension  liability is stated net of tax of  EUR928,000  (2004:
     EUR375,800). The current year related tax charge in other comprehensive income is EUR553,000 (2004: EUR4,000).
     (ii) Unrealized losses on derivative financial instruments are net of tax of EUR18.3m (2004: EUR16.7m). The current year related tax charge in other comprehensive income is EUR1.6m (2004: EUR6.2m).

      (d)  Total assets

                                                                                        Year ended     Year ended
                                                                                          March 31,     March 31,
                                                                                              2004           2005
                                                                                            EUR000         EUR000
      Total assets as reported in the consolidated balance sheets and in accordance with Irish and UK GAAP
                                                                                          2,938,998     3,809,700
      Adjustments:
         Pension.........................................................                     3,200         2,698
         Amortization of goodwill........................................                     2,342         4,467
         Darley Investments Limited......................................                     (151)          (63)
         Capitalized interest re aircraft acquisition program ...........                    17,502        22,947
         Total assets as adjusted to accord with U.S. GAAP...............                 2,961,891     3,839,749


      (e)  Cash flows

     In accordance with Irish and UK GAAP, the Group complies with Financial Reporting Standard No. 1-"Cash flow statements" (FRS 1). Its objective and principles are similar to those set out in SFAS No.95 "Statement of Cash Flows." The principal difference between the standards is in respect of
classification.   Under  FRS  1,  the  Group   presents   its  cash  flows  for:
(a) operating  activities;  (b) returns on investments and servicing of finance;
(c) taxation;  (d) capital  expenditure;  (e) acquisitions  and  disposals;  and
(f) financing activities. SFAS No.95 requires only three categories of cash flow activity (a) operating; (b) investing; and (c) financing.

                                      F37

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. In addition, under FRS 1, cash and liquid resources include short term
borrowings   repayable  on  demand.  SFAS  No.95  requires  movements  in  such borrowings to be included in financing activities.


      Disclosure of accounting policy

     For the purposes of cash flows under US GAAP, the Group considers all highly liquid deposits with a maturity of three months or less to be cash equivalents. Under Irish and UK GAAP, cash represents cash held at bank available on demand offset by bank overdrafts and liquid resources comprise bank fixed deposits with maturities of greater than one day.

     Under Irish, UK and US GAAP, transactions that are undertaken to hedge another transaction are reported under the same classification as the underlying transaction that is the subject of the hedge.

      A summarized consolidated cash flow under US GAAP is as follows:

                                                                          Year ended     Year ended    Year ended
                                                                           March 31,      March 31,     March 31,
                                                                                2003           2004          2005
                                                                              EUR000         EUR000        EUR000
      Cash inflow from operating activities........................          348,200        439,694       500,562
      Cash (outflow) from investing activities.....................        (575,806)      (354,299)     (839,821)
      Cash inflow from financing activities........................          282,590        121,734       474,850
      Increase in cash and cash equivalents........................           54,984        207,129       135,591
      Cash and cash equivalents at beginning of year...............          482,492        537,476       744,605
      Cash and cash equivalents at end of year ....................          537,476        744,605       880,196



     The Group's cash outflow from investing activities includes an increase in restricted cash balances at March 31, 2005 of EUR4.04m (2004: EUR79.1m) bringing the total restricted cash balance at March 31, 2005 to EUR204.04m (2004:
EUR200m). EUR200m of this balance is maintained to hedge its exposure to adverse movements in underlying market rates in relation to its current and planned debt financing, with the remaining balance held in escrow relating to ongoing legal proceedings.

     The following table reconciles cash and cash equivalents as presented under US GAAP with cash and liquid resources as presented under Irish and UK GAAP:

                                                                          Year ended     Year ended    Year ended
                                                                            March 31,      March 31,    March 31,
                                                                                2003           2004          2005
                                                                              EUR000         EUR000        EUR000
      Cash and cash equivalents under US GAAP......................          537,476        744,605       880,196
      Restricted cash..............................................          120,890        200,000       204,040
      Deposits with a maturity greater than three months...........          401,852        312,745       529,407
      Cash and liquid resources under Irish and UK GAAP............        1,060,218      1,257,350     1,613,643

      Supplemental schedule of Non-Cash Investing and Financing Activities.

     The Group did not enter into capital leases for new fixtures and fittings, plant and equipment and motor vehicles during the year or preceding year.

                                      F38

      (f)  Profit and loss account as presented under US GAAP


                                                                       Year ended      Year ended     Year ended
                                                                   March 31, 2003  March 31, 2004 March 31, 2005
                                                                           EUR000          EUR000         EUR000
      Operating revenues
         Scheduled revenues......................................         731,951         924,566      1,128,116
         Ancillary revenues......................................         110,557         149,658        208,470
      Total operating revenues-continuing operations.............         842,508       1,074,224      1,336,586
      Operating expenses
         Staff costs                                                     (91,907)       (123,535)      (141,499)
         Depreciation and amortization...........................        (76,865)       (101,391)      (101,103)
         Other operating expenses................................       (409,008)       (597,834)      (755,384)
         (Losses)/gain on disposal of fixed assets...............            (29)             (9)             47
      Total operating expenses...................................       (577,809)       (822,769)      (997,939)
      Operating income-continuing operations.....................         264,699         251,455        338,647
      Other income/(expenses)
         Foreign exchange (losses)/gains.........................         (3,561)           3,217        (2,323)
         Interest receivable and similar income..................          31,363          23,891         28,342
         Interest payable and similar charges....................        (25,624)        (40,351)       (49,654)
      Total other income/(expenses)..............................           2,178        (13,243)       (23,635)
      Income before taxation.....................................         266,877         238,212        315,012
         Taxation................................................        (25,067)        (22,782)       (31,598)
         Net income..............................................         241,810         215,430        283,414
         Basic earnings per ordinary share (euro cent)...........           32.03           28.44          37.30
         Diluted earnings per share (euro cent)..................           31.56           28.16          37.10

         No. of ordinary shares (in '000's)*.....................         755,055         757,447        759,911
         Diluted no of ordinary shares (in '000's)...............         766,279         765,131        764,003

         *Five ordinary shares equal 1 ADS


      (g)  New US accounting pronouncements

     In December 2004, the FASB issued Statement No. 123R,  "Share-Based Payment
- An Amendment of FASB Statements No. 123 and 95", ("SFAS no. 123R"), which is effective for public companies in periods beginning after June 15, 2005. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method of APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. The company has adopted the Binomial Lattice methodology for the calculation of option values for the purposes of SFAS No. 123R.

     In November 2004, the FASB issued Statement No. 151, "Inventory Costs: an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period charge and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. The Group does not expect that the adoption of SFAS No. 151 will have a material impact on its financial position or results of operations.

                                      F39

     In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29" ("SFAS No. 153"), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Group does not expect that the adoption of SFAS No. 153 will have a material impact on its financial position or results of operations.

     In November 2003 and March 2004, the Emerging Issues Task Force ("EITF") reached partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments", ("EITF 03-1"). EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The Group does not expect that the adoption of EITF 03-1 will have a material impact on its financial statements.


                                      F40


                                                                      Appendix A


                                    GLOSSARY

     Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair's scheduled passenger service.

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


                                  RYANAIR HOLDINGS PLC

                                  /s/ Michael O' Leary
                                  Name:    Michael O'Leary
                                  Title:   Chief Executive Officer and Director

                                  Date:  September 30, 2005