Form 20-F
RYANAIR HOLDINGS PLC
filed 2006-09-27
CIK 1038683

================================================================================
  As filed with the Securities and Exchange Commission on September 27, 2006
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _________
                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year Ended: March 31, 2006
                                       OR
              |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
            |_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 Date of event requiring this shell company report:___________
                    For the transition period from _________ to _________
                                        0-29304
                                (Commission file number)
                              Ryanair Holdings plc
             (Exact name of registrant as specified in its charter)
                              Ryanair Holdings plc
                 (Translation of registrant's name into English)
                               Republic of Ireland
                 (Jurisdiction of incorporation or organization)
                               c/o Ryanair Limited
                              Corporate Head Office
                                 Dublin Airport
                             County Dublin, Ireland
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class            Name of each national market on which registered

American Depositary Shares,    Nasdaq National Market
each representing
five Ordinary Shares

Ordinary Shares, par value     Nasdaq National Market*
1.27 euro cent per Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                                  771,016,623 Ordinary Shares

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes |X| No |_|

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |X| Accelerated filed |_| Non-accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 |_| Item 18 |X|

        If this an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes |_| No |X|

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Yes |_| No |_|

 _____________

* Not for trading, but only in connection with the registration of the American Depositary Shares.



                                                 TABLE OF CONTENTS
                                                                                                               Page

Presentation of Financial and Certain Other Information..........................................................iv
Cautionary Statement Regarding Forward Looking Information....................................................... v

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

Item 4.  Information on the Company.............................................................................19
              INTRODUCTION......................................................................................19
              STRATEGY..........................................................................................20
              INDUSTRY OVERVIEW.................................................................................23
                  European Airline Market.......................................................................23
                  Ireland, U.K. and Continental European Markets................................................24
                  The Acquisition of Buzz.......................................................................25
              ROUTE SYSTEM, SCHEDULING AND FARES................................................................26
                  Route System and Scheduling...................................................................26
                  Low and Widely Available Fares................................................................27
              MARKETING AND ADVERTISING.........................................................................28
              RESERVATIONS/RYANAIR.COM..........................................................................28
              AIRCRAFT..........................................................................................28
                  Aircraft......................................................................................29
                  Training and Regulatory Compliance............................................................30
              ANCILLARY SERVICES................................................................................31
              MAINTENANCE AND REPAIRS...........................................................................32
                  General.......................................................................................32
                  Heavy Maintenance.............................................................................32
              SAFETY RECORD.....................................................................................33
              AIRPORT OPERATIONS................................................................................33
                  Airport Handling Services.....................................................................33
                  Airport Charges...............................................................................34
              FUEL..............................................................................................36
              INSURANCE.........................................................................................37
              FACILITIES........................................................................................37
              TRADEMARKS........................................................................................38
              GOVERNMENT REGULATION.............................................................................38
                  Liberalization of the EU Air Transportation Market............................................38
                  Regulatory Authorities........................................................................39
                  Registration of Aircraft......................................................................41
                  Regulation of Competition.....................................................................42
                  Environmental Regulation......................................................................42
                  Slots.........................................................................................44
                  Other.........................................................................................45
              DESCRIPTION OF PROPERTY...........................................................................45




Item 5.  Operating and Financial Review and Prospects...........................................................45
              HISTORY...........................................................................................45
              BUSINESS OVERVIEW.................................................................................46
              RECENT OPERATING RESULTS..........................................................................47
              CRITICAL ACCOUNTING POLICIES......................................................................48
              RESULTS OF OPERATIONS.............................................................................49
              FISCAL YEAR 2006 COMPARED WITH FISCAL YEAR 2005...................................................50
              QUARTERLY FLUCTUATIONS............................................................................54
              U.S. GAAP RECONCILIATION..........................................................................54
              TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS.........................................54
              RECENTLY ISSUED ACCOUNTING STANDARDS..............................................................54
              LIQUIDITY AND CAPITAL RESOURCES...................................................................55
              OFF-BALANCE SHEET TRANSACTIONS....................................................................62
              TREND INFORMATION.................................................................................62
              INFLATION.........................................................................................62

Item 6.  Directors, Senior Management and Employees.............................................................63
              DIRECTORS.........................................................................................63
                  Action and Powers of Board of Directors.......................................................65
                  Composition and Term of Office................................................................65
                  Exemptions from Nasdaq Corporate Governance Rules.............................................66
              SENIOR MANAGEMENT.................................................................................67
              COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT...................................................68
                  Compensation..................................................................................68
                  Employment Agreements.........................................................................69
              EMPLOYEES AND LABOR RELATIONS.....................................................................69

Item 7.  Major Shareholders and Related Party Transactions......................................................71
              DESCRIPTION OF CAPITAL STOCK......................................................................71
              MAJOR SHAREHOLDERS................................................................................71
              RELATED PARTY TRANSACTIONS........................................................................71

Item 8.  Financial Information..................................................................................71
              CONSOLIDATED FINANCIAL STATEMENTS.................................................................71
              OTHER FINANCIAL INFORMATION.......................................................................71
                  Legal Proceedings.............................................................................72
                  Dividend Policy...............................................................................74
              SIGNIFICANT CHANGES...............................................................................74

Item 9.  The Offer and Listing..................................................................................74
              TRADING MARKETS AND SHARE PRICES..................................................................74

Item 10.  Additional Information................................................................................77
              OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................................77
              MEMORANDUM AND ARTICLES OF ASSOCIATION............................................................78
              MATERIAL CONTRACTS................................................................................80
              EXCHANGE CONTROLS.................................................................................80
              LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS................................................80
              TAXATION..........................................................................................82
                  Irish Tax Considerations......................................................................82
                  United States Tax Considerations..............................................................85
              DOCUMENTS ON DISPLAY..............................................................................87

Item 11.  Quantitative and Qualitative Disclosures About Market Risk............................................87
              GENERAL...........................................................................................87
              FUEL PRICE EXPOSURE AND HEDGING...................................................................88
              FOREIGN CURRENCY EXPOSURE AND HEDGING.............................................................89

                                       ii



              INTEREST RATE EXPOSURE AND HEDGING................................................................90

Item 12.  Description of Securities Other than Equity Securities................................................91

                                                      PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.......................................................91

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................91

Item 15.  Controls and Procedures...............................................................................91

Item 16A.  Audit Committee Financial Expert.....................................................................91

Item 16B.  Code of Ethics.......................................................................................91

Item 16C.  Principal Accountant Fees and Services...............................................................92

Item 16D.  Exemptions from the Listing Standards for Audit Committees...........................................92

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers...............................92

                                                     PART III

Item 17.  Financial Statements..................................................................................92

Item 18.  Financial Statements..................................................................................93

Item 19.  Exhibits..............................................................................................93

                                      iii

            Presentation of Financial and Certain Other Information

         As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings together with its consolidated subsidiaries. The terms "Ryanair Limited" and "Ryanair" refer to Ryanair Limited, a wholly-owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries. The term "fiscal year" refers to the twelve-month period ended on March 31 of such year. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "U.K." herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "U.K. pounds sterling," "sterling," "U.K.GBP" and U.K. pence" are to the currency of the U.K. and references to "EUR," "euro" and "euro cents" are to the euro, the common currency of twelve Member States of the European Union (the "EU"), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

         The Company owns or otherwise has rights to the trademark RYANAIR(R) in certain jurisdictions. See "Item 4. Information on the Company - Trademarks." This report also makes reference to trade names and trademarks of companies other than the Company.

         Until March 31, 2005, the Company published its annual and interim Consolidated Financial Statements in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). From April 1, 2005, Ryanair Holdings is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards as adopted for use in the EU ("IFRS"), in accordance with applicable EU law.

         In relation to this transition to IFRS, in April 2005 the U.S. Securities and Exchange Commission ("SEC") adopted amendments to Form 20-F to provide a one-time accommodation relating to first financial statements prepared under IFRS for foreign private issuers registered with the SEC. This accommodation permits Ryanair Holdings for its first year of reporting under IFRS to report two years rather than three years of statements of income, changes in shareholders' equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure and respective reconciliation of financial statement items to U.S. GAAP. For a detailed discussion of the differences between IFRS and U.S. GAAP that affect the Company's Consolidated Financial
Statements,  see Note 27 to the Consolidated  Financial  Statements  included in
Item 18. See also "Item 5. Operating Review and Financial Prospects - Transition to International Financial Reporting Standards" for information on material differences between IFRS and Irish GAAP that affect the Company's Consolidated Financial Statements.

        The Company publishes its Consolidated Financial Statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of EUR1.00=$1.2139 or $1.00=EUR0.8238, the noon buying rate in New York City for cable transfers of foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2006. The Noon Buying Rate for euro on September 15, 2006 was EUR1.00=$1.2648 or $1.00=EUR0.7906. See "Item 3.
Key Information - Exchange Rates" for information regarding historical rates of exchange relevant to the Company, and "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosure About Market Risk" for a discussion of the effects of changes in exchange rates on the Company.

           Cautionary Statement Regarding Forward Looking Information

         Except for the historical statements and discussions contained herein, statements contained in this Report constitute "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend" and similar expressions or variations on such expressions. Any filing of the Company with the SEC may include forward looking statements. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectation as to requirements for capital expenditures and regulatory matters. The Company's business is to provide a low fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel and other factors discussed herein. The Company disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.


Item 2.  Offer Statistics and Expected Timetable

        Not applicable.

Item 3.  Key Information

                                  THE COMPANY

     Ryanair   operates  a  low  fares  scheduled   passenger   airline  serving

short-haul, point-to-point routes in Europe from its bases at Dublin, London (Stansted), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn),
 Milan (Bergamo), Stockholm (Skavsta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, London (Luton), Liverpool, Shannon, Pisa and Cork airports, which together are referred to as "Ryanair's bases of operations" or "Ryanair's bases." An additional base at Marseille, France was announced during May 2006 and is expected to commence operations in November 2006. In addition, on September 19, 2006, Ryanair announced a new base at Bremen, Germany, expected to commence operations in April 2007. In operation since 1985, Ryanair pioneered the low fares operating model in Europe under a new management team in the early 1990s. As of September 15, 2006, the Company offered over 750 scheduled short-haul flights per day serving 115 locations throughout Europe, including 24 locations in the U.K. and Ireland, with an operating fleet of 107 aircraft flying approximately 305 routes.

     A detailed description of the Company's business can be found in "Item 4. Information on the Company.

                            SELECTED FINANCIAL DATA

     The following tables set forth certain of the Company's selected consolidated financial information as of and for the periods indicated and should be read in conjunction with the audited Consolidated Financial Statements of the Company and related notes thereto included in Item 18 and with "Item 5. Operating and Financial Review and Prospects."




Profit and Loss Account Data:

                                                                 Fiscal Year ended
                                  --------------------------------------------------------------------------------
                                                                     March 31,
IFRS                                       2006 (a)                     2006                       2005
                                             (in thousands, except per Ordinary Share and per ADS data)
                                  --------------------------------------------------------------------------------


Total operating revenues.........                 $2,054,562               EUR1,692,530               EUR1,319,037
Total operating expenses.........                (1,599,294)                (1,317,484)                  (978,299)
                                                 -----------              -------------               ------------
Operating income.................                    455,268                    375,046                    340,738
                                                 -----------              -------------               ------------
Net interest (expense) income....                   (43,383)                   (35,739)                   (29,287)
Other non-operating (expense)
   income........................                      (509)                      (419)                    (2,255)
                                                 -----------              -------------               ------------
Profit before taxation...........                    411,376                    338,888                    309,196
Taxation.........................                   (39,058)                   (32,176)                   (29,153)
                                                 -----------              -------------               ------------
Profit after taxation............                   $372,318                 EUR306,712                 EUR280,043
                                                 -----------              -------------               ------------
Ryanair Holdings basic earnings
   per Ordinary Share
   (U.S. cents)/(euro cent)......                      48.56                      40.00                      36.85
Ryanair Holdings diluted
   earnings per Ordinary Share
   (U.S. cents)/(euro cent)......                      48.24                      39.74                      36.65
Ryanair Holdings basic earnings
   per ADS (U.S. cents)/(euro
   cent)(b)......................                     242.78                     200.00                     184.25



                                                                 Fiscal Year ended
                                   ------------------------------------------------------------------------------
                                                                     March 31,
                                     2006 (a)       2006         2005          2004         2003         2002
                                             (in thousands, except per Ordinary Share and per ADS data)
                                   ------------------------------------------------------------------------------

 U.S. GAAP
 Total operating revenues......     $2,054,562 EUR1,692,530  EUR1,319,037 EUR1,074,224    EUR842,508  EUR624,050
 Total operating expenses......    (1,597,978)  (1,316,400)     (980,365)    (822,769)     (577,809)   (459,814)
                                   ----------- ------------  ------------ ------------    -----------  ----------
 Operating income..............        456,584      376,130       338,672      251,455       264,699     164,236
 Net interest (expense) income.       (33,706)     (27,767)      (21,442)     (16,460)         5,739      12,966
 Other non-operating (expense)
    income.....................          (509)        (419)       (2,255)        3,217       (3,561)       1,502
                                   ----------- ------------  ------------ ------------    -----------  ----------
 Income before taxation........        422,369      347,944       314,975      238,212       266,877     178,704
 Taxation......................       (40,193)     (33,111)      (31,561)     (22,782)      (25,067)    (23,155)
                                   ----------- ------------  ------------ ------------    ----------- -----------
 Net income....................       $382,176   EUR314,833    EUR283,414   EUR215,430    EUR241,810  EUR155,549
                                   =========== ============  ============ ============    =========== ===========
 Basic earnings per Ordinary Share
    (U.S. cents)/(euro cent).......      49.83        41.05         37.29        28.44         32.03       21.35
 Diluted earnings per Ordinary
    Share (U.S. cents)/(euro cent)       49.51        40.79         37.09        28.15         31.56       21.02
Basic earnings per ADS
    (U.S. cents)/(euro cent) (b)..      249.15       205.28        186.49       142.20        160.15      106.75
__________________________
See notes on next page.

Balance Sheet Data:
                                                                      As of March 31,
                                   --------------------------------------------------------------------------------
IFRS                                           2006(a)                      2006                       2005
                                   --------------------------------------------------------------------------------
                                                                         (in thousands)

Cash and cash equivalents.........           $1,746,807               EUR1,439,004                 EUR872,258
Total assets..................                5,625,478                  4,634,219                  3,818,153
Long-term debt, including capital
  lease obligations...............            2,036,594                  1,677,728                  1,414,857
Shareholders' equity..............            2,418,071                  1,991,985                  1,734,503



                                                                       As of March 31,
                                         --------------------------------------------------------------------------------
U.S. GAAP                                2006(a)       2006          2005          2004          2003         2002
                                         --------------------------------------------------------------------------------
                                                                       (in thousands)

Cash and cash equivalents.........      $1,746,807 EUR1,439,004    EUR872,258    EUR744,605    EUR537,476   EUR482,492
Total assets......................      5,672,442     4,672,907     3,870,392     2,961,891     2,479,868    1,896,686
Long-term debt, including capital
  lease obligations...............      2,036,594     1,677,728     1,414,857       952,981       837,225      550,503
Shareholders' equity..............      2,452,621     2,020,447     1,629,819     1,356,281     1,177,187    1,019,607


Cash Flow Statement Data:
                                                                    As of March 31,
                                         ---------------------------------------------------------------
IFRS                                             2006(a)                  2006                   2005
                                         ---------------------------------------------------------------
                                                                     (in thousands)
  Net cash inflow from operating
     activities..........................       $741,170              EUR610,570             EUR511,203
  Net cash (outflow) from investing
     activities..........................      (409,430)               (337,285)              (850,462)
  Net cash inflow from financing
     activities..........................        356,232                 293,461                467,257
  Increase in cash.......................       $687,972              EUR566,746             EUR127,998
                                               ==========             ==========             ==========


                                                                    As of March 31,
                                            -------------------------------------------------------------------
U.S. GAAP                                   2006(a)       2006        2005       2004       2003       2002
                                            -------------------------------------------------------------------
                                                                     (in thousands)
  Net cash inflow from operating
     activities..........................     $749,062  EUR617,071  EUR516,648 EUR447,177  EUR353,462 EUR324,687
  Net cash (outflow) from investing
     activities..........................    (417,321)    (343,786)  (855,907)  (361,512)   (581,068)  (561,435)
  Net cash inflow from financing
  activities.............................      356,232      293,461    467,257    121,734     282,590    330,181
                                             ---------   ----------  ---------  ---------  ---------- ----------
  Increase in cash and cash equivalents..      687,972      566,746    127,998    207,129      54,984     93,433
  Cash and cash equivalents at beginning
  of ................................year    1,058,834      872,258    744,260    537,476     482,492    389,059
                                             --------- ------------ ---------- ----------  ---------- ----------
  Cash and cash equivalents at end of
     the year............................   $1,746,807 EUR1,439,004 EUR872,258 EUR744,605  EUR537,476 EUR482,492
                                            ========== ============ ========== ==========  ========== ==========
__________________________

(a)  Dollar amounts are translated  from euro solely for convenience at the Noon
     Buying Rate on March 31, 2006, of EUR1.00=$1.2139 or  $1.00=EUR0.8238.

(b)  Represents  basic  earnings per  Ordinary  Share or net income per Ordinary
     Share multiplied by five.

                                       3

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




    U.S. dollars per EUR1.00 (1)
                                                                       End of
    Year ended December 31,                                            period  Average(2)    Low      High

2001..............................................................     0.882      0.892         -        -
2002..............................................................     1.050      0.946         -        -
2003..............................................................     1.260      1.141         -        -
2004..............................................................     1.354      1.248         -        -
2005..............................................................     1.184      1.239         -        -

    ------------------------------------------------------------------
    Month ended
    March 31, 2006....................................................     -          -      1.189     1.219
    April 30, 2006....................................................     -          -      1.209     1.262
    May 31, 2006......................................................     -          -      1.260     1.288
    June 30, 2006.....................................................     -          -      1.252     1.291
    July 31, 2006.....................................................     -          -      1.249     1.282
    August 31, 2006...................................................     -          -      1.273     1.291
    Period ending September 15, 2006..................................     -          -      1.265     1.273


     U.K. pounds sterling per EUR1.00 (3)

                                                                       End of
    Year ended December 31,                                            period   Average(2)     Low     High

2001..............................................................     0.611       0.620         -        -
2002..............................................................     0.652       0.629         -        -
2003..............................................................     0.706       0.694         -        -
2004..............................................................     0.708       0.679
2005..............................................................     0.689       0.682         -        -

      -----------------------------------------------------------------
      Month ended
      March 31, 2006...................................................    -           -     0.680    0.697
      April 30, 2006...................................................    -           -     0.690    0.701
      May 31, 2006.....................................................    -           -     0.680    0.689
      June 30, 2006....................................................    -           -     0.682    0.692
      July 31, 2006....................................................    -           -     0.683    0.695
      August 31, 2006..................................................    -           -     0.673    0.684
      Period ending September 15, 2006.................................    -           -     0.674    0.676




U.K. pounds sterling per US$1.00(4)
                                                                            End of
Year ended December 31,                                                     period   Average(2)     Low    High

2001.....................................................................   0.688       0.695         -       -
2002.....................................................................   0.621       0.666         -       -
2003.....................................................................   0.560       0.608         -       -
2004.....................................................................   0.522       0.545         -       -
2005.....................................................................   0.581       0.551         -       -


Month ended
March 31, 2006.....................................................             -            -    0.569  0.579
April 30, 2006.....................................................             -            -    0.555  0.575
May 31, 2006.......................................................             -            -    0.528  0.546
June 30, 2006......................................................             -            -    0.531  0.552
July 31, 2006......................................................             -            -    0.535  0.549
August 31, 2006....................................................             -            -    0.534  0.524
Period ending September 15, 2006...................................             -            -    0.531  0.533


____________________________
(1)   Based on the Noon Buying Rate for euro.
(2) The average of the relevant exchange rates on the last business day of each month during the relevant period.
(3) Based on the composite exchange rate as quoted at 5 p.m. New York time by Bloomberg.
(4)   Based on the Noon Buying Rate for U.K. pounds sterling.

         As of September 15, 2006, the exchange rate between the U.S. dollar and the euro was EUR1.00=$1.2648, or $1.00=0.7906; the exchange rate between the U.K. pound sterling and the euro was U.K.GBP1.00=EUR1.4842, or EUR1.00=U.K.GBP0.6738; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K.GBP1.00=$1.8769, or $1.00=U.K.GBP0.5328. For a
discussion of the impact of exchange rate fluctuations on the Company's results of operations, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                        SELECTED OPERATING AND OTHER DATA

         The following table sets forth certain operating data of Ryanair for each of the two fiscal years shown. Such data are derived from the Consolidated Financial Statements prepared in accordance with IFRS (except as otherwise indicated) and certain other data and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A. See the notes following the table for explanatory material and Note 27 to the Consolidated Financial Statements included in Item 18 for a detailed discussion of the principal differences between IFRS and U.S. GAAP.



                                                               Fiscal Year ended March 31,
                                                  ----------------------------------------------------------------
Operating Data: (IFRS)                                                  2006                                  2005
                                                  ----------------------------------------------------------------
Average Yield per RPM (EUR)...............                             0.076                                 0.081
Average Yield per ASM (EUR)...............                             0.058                                 0.063
Average Passenger Spend per Flight (EUR)..                             2.021                                 1.975
Average Fuel Cost per U.S. Gallon (EUR)...                             1.479                                 1.060

Cost per ASM (CASM) (EUR).................                             0.052                                 0.053
Operating Margin........................                                 22%                                   25%

Total Break-even Load Factor(b).........                                 61%                                   59%
Average Flown Passenger Fare (EUR)........                             44.53                                 43.95
Average Booked Passenger Fare (EUR).......                             41.23                                 40.85


                                                               Fiscal Year ended March 31,
                                                ------------------------------------------------------------------
Other Operating Data:                              2006          2005            2004          2003           2002
                                                ------------------------------------------------------------------

Revenue Passengers Booked...............     34,768,813    27,593,923      23,132,936    15,736,936     11,091,066
Revenue Passengers Flown................     32,188,184    25,641,508      21,244,130    14,427,329     10,202,193
Revenue Passenger Miles (RPMs).......... 18,832,515,231 13,862,254,136 10,425,878,625 6,781,128,672  4,505,861,947
Available Seat Miles (ASMs)............. 24,282,100,345 17,812,432,791 13,996,127,688 8,744,373,118  6,081,007,925
Flown Passenger Load Factor.............            77%            78%            74%           78%            74%
Booked Passenger Load Factor............            83%            84%            81%           85%            81%
Break-even Load Factor(a)...............            68%            65%            62%           57%            58%
Average Length of Passenger Haul
  (miles)...............................            585            541            491           473            442
Sectors Flown...........................        227,316       187,470         171,726       115,325         90,124
Number of Airports Served at Period End.            111            95              84            62             52
Average Daily Flight Hour Utilization
  (hours)...............................           9.60          9.32            8.37          8.02           7.28
Employees at Period End.................          3,453         2,717           2,302         1,897          1,531
Employees per Aircraft at Period End ...             35            31              32            35             37
Booked Passengers per Employee at
  Period End............................         10,069        10,156          10,049         8,296          7,244

Operating Data: (U.S. GAAP)

Average Yield per RPM (EUR)...............        0.076         0.081           0.089         0.108          0.122
Average Yield per ASM (EUR)...............        0.058         0.063           0.066         0.084          0.091
Average Passenger Spend per Flight (EUR)..        2.021         1.975           2.082         2.341          2.536
Average Fuel Cost per U.S. Gallon (EUR)...        1.479         1.060           0.816         0.930          1.007

Cost per ASM (CASM) (EUR)(a)..............        0.052         0.053           0.055         0.061          0.071
Operating Margin........................            22%           25%             23%           31%            26%

Other Operating Data: (U.S. GAAP)

Break-even Load Factor (a)..............            68%           65%             62%           57%            58%
______________________
(a)  For  the purposes of calculating  Cost per ASM, and Break-even Load Factor, costs  for  fiscal  2002  through  fiscal  2004  include  the costs of
     Ryanair's  charter  operations,  but not the revenues or seat miles of such charter operations. The costs and revenues of all other ancillary services are also  excluded in  calculating  these  measures.  Ryanair ceased its charter operations in April 2003.


(b)  Total Break-even  Load Factor is calculated on the basis of total costs and
     revenues,   including  the  costs  and  revenues  from  all  ancillary services.

                                       6

                                  RISK FACTORS

                          Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company's Results

         Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices increased substantially in fiscal years 2005 and 2006 and are currently at historically high levels, which has had a significant impact on Ryanair's costs, and in turn, on its operating results. As international prices for jet fuel are denominated in U.S.dollars, Ryanair's fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates or the unavailability of adequate supplies, including, without limitation, any such events resulting from prolonged hostilities in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, could have a material adverse effect on Ryanair's profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

         While Ryanair had historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements, in light of the significant increases in oil prices in recent years, the Company now enters into any such hedging arrangements on a more selective basis. Ryanair paid spot market prices for its jet fuel during the period from May to August 2005. At September 15, 2006, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from September 2006 through March 2007 at
prices   equivalent  to  approximately $70  per  barrel  of  Brent  crude  oil
(September-October), $74 per barrel of Brent crude oil (November-December) and $73 per barrel of Brent crude oil (January-March). Ryanair has not otherwise entered into agreements to seek to guarantee its supply of fuel. As a result of Ryanair's decision to be more selective in entering into new hedging arrangements, the Company may be more exposed to risks arising from fluctuations in the price of fuel, especially in light of recent significant increases. There can be no assurance that Ryanair's current or any future such arrangements will be adequate to protect Ryanair from further increases in the price of fuel, or that fuel prices will decline from their current historically high levels any time in the near future. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Fuel Price Exposure and Hedging."

         Based upon Ryanair's fuel consumption for the fiscal year ended March 31, 2006, a change of one U.S.cent in the average annual price per gallon of aviation fuel would have caused a change of approximately EUR2.5 million in the Company's annual fuel costs. Ryanair's fuel costs in the fiscal year ended March 31, 2006, after giving effect to the Company's fuel hedging activities, increased by 74.3% over the comparable period ended March 31, 2005, to EUR462.5 million, primarily due to the increase in the average price of fuel, an increase in the number of sectors flown and the average sector length as a result of the expansion of Ryanair's fleet and route network, offset in part by improvements in fuel burn per hour and the positive impact on fuel costs of the strengthening of the euro against the dollar. Ryanair estimates that its fuel cost would have been approximately EUR489.5 million in fiscal year 2006, compared to EUR304.5 million in fiscal 2005 (excluding de-icing costs of EUR6.1 million in 2006 and EUR4.8 million in 2005) had Ryanair not had any hedging arrangements in place. Because of Ryanair's low fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated substantial expansion of Ryanair's fleet will result in a substantial increase, in absolute terms, in Ryanair's aggregate fuel costs.

Terrorism in the United Kingdom or Elsewhere in Europe Could Have a Material Detrimental Effect on the Company

         On August 10, 2006, U.K. security authorities arrested and subsequently charged eight individuals in connection with an alleged plot to attack aircraft operating on transatlantic routes. As a result of these arrests, U.K. authorities immediately introduced increased security measures on all U.K. outbound flights, which resulted in all passengers being body searched, and banned the transportation in carry-on baggage of certain liquids and gels. The introduction of these measures led to passengers suffering severe delays while passing through these airport security checks. As a result, Ryanair cancelled 279 flights in the days immediately following the incident and refunded a total of EUR2.7 million in fares to approximately 40,000 passengers. In the days following the arrests, Ryanair also suffered reductions in bookings estimated to have resulted in a loss of an additional approximately EUR1.9 million in revenue. As in the past, the Company reacted to these adverse events by initiating system-wide fare sales to stimulate demand for air travel.

         On September 1, 2006, Ryanair filed a claim for EUR4.6 million in compensation against the U.K. Department of Transport under section 93 of the U.K. Transport Act 2000. The case is to be heard in the London High Court. There can be no assurance that the Company will be successful in its legal action or in obtaining any compensation in connection with its claims.

         On August 14, 2006, the U.K. security authorities reduced the number of body searches and allowed some limited carry-on baggage to be stowed in aircraft cabins.

         The Company is not currently suffering any significant delays as a result of these security measurers and carry-on baggage restrictions. However, the Company is in the process of filing a separate action in the U.K. courts challenging the legality of these security measures and seeking a return to those measures in effect prior to August 2006.

         In addition, reservations on Ryanair's flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005, and the failed attacks on July 21, 2005. In fiscal 2005, flights into and out of London accounted for 15.4 million, or approximately 56%, of passengers traveling on the Company's network. In fiscal 2006, flights into and out of London accounted for 17.5 million, or approximately 50%, of passengers traveling on the Compan's network.

         Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company's profitability or financial condition should the public's willingness to travel to and from those markets be reduced as a result. See also "Risks Related to the Airline Industry - The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry."

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

         In February 2004, the European Commission claimed that a portion of the arrangements between Ryanair, the airport and the region constituted illegal state aid, and ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. In May 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting the decision be annulled. Ryanair expects the case to be heard before the end of calendar year 2006. In addition, in April 2004, the Walloon Region wrote to Ryanair requesting repayment of all amounts that had been deemed illegal, although it acknowledged Ryanair's right to offset against these amounts certain costs incurred in relation to the establishment of the base, in accordance with the European Commission's decision. In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately EUR4 million, excluding any interest that may be due. Ryanair believes that no repayment is due when such offsets are taken into account, although it has placed this amount in escrow pending the outcome of its appeal.

         In May 2005, the Walloon Region initiated a new proceeding currently pending before the Irish High Court to recover a further EUR2.3 million in start-up costs that had been reimbursed to Ryanair in connection with its establishment of the base. Ryanair does not believe any such payment is due and is currently defending the action. For additional details on this matter, please
see  "Item  8.   Financial   Information--Other   Financial   Information-Legal
Proceedings."

         On September 6, 2005, the European Commission announced new guidelines on the financing of airports and provision of start-up aid to airlines by certain publicly owned airports based on the European Commission's finding in the Charleroi case. See "Item 8. Financial Information - Consolidated Financial Information - Legal Proceedings."

         In an unrelated, though similar, matter, in July 2003, a Strasbourg court ruled (on the basis of a complaint by the Air France Group ("Air France")) that marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted unlawful state aid. The judgment took effect on September 24, 2003 and was upheld on the initial appeal. Ryanair appealed this decision to the French Administrative Supreme Court (Conseil d'Etat) on the basis that the marketing support granted was not state aid. In February 2006, the Conseil d'Etat rejected this appeal and no further appeal can be filed. As a result of the initial decision of the Strasbourg Court to annul Ryanair's contract with Strasbourg Airport, Ryanair decided to close the Strasbourg route and instead opened a route from Baden-Karlsruhe in Germany to London (Stansted) (Baden airport is located some 40 kilometers from Strasbourg).

         Ryanair is facing similar legal challenges by third parties with respect to agreements with certain other airports. In July 2006, a local court in Germany required the City of Lubeck to disclose to a competing German airline operating out of the main airport in Hamburg details of an agreement between Hamburg Lubeck Airport and Ryanair. However, the ruling does not affect Ryanair's costs at Lubeck Airport, as the airport was subsequently acquired by a private owner who is offering the same arrangements to Ryanair and all other airlines. There have also been complaints by competitors regarding Ryanair's arrangements with Shannon Airport and Frankfurt Hahn Airport. Air France also recently announced that it has filed an action against Marseille Airport in connection with a new low-cost terminal at which Ryanair is expecting to base aircraft starting in November 2006.

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

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment

         Ryanair operates in a highly competitive marketplace, with a large number of new entrants, traditional airlines and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs) and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair's principal and potential competitors are state-owned or controlled flag carriers and may have greater name recognition and resources and may have received or may receive in the future significant amounts of subsidies and other state aid from their respective governments. In addition, negotiations between the EU and the United States on a comprehensive "open skies" agreement could result in the removal of current barriers to the entry of U.S. carriers into the intra-EU market. See "Item 4. Information on the Company - Government Regulation - Liberalization of the EU Air Transportation Market."

         The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. The number of new entrant low fares airlines and traditional carriers offering lower, more competitive fares in direct competition with Ryanair across its route network has increased significantly as a result of the liberalization of the EU air transport market and greater public acceptance of the low fares product. Increasing price competition and the resulting lower fares, combined with the continuing increases in the Company's capacity in recent years (including an increase of approximately 27% during fiscal 2006) have combined to put downward pressure on the Company's yields, although this price pressure was mitigated during fiscal 2005 and 2006 (when Ryanair's yields per passenger increased by approximately 2% and 1%, respectively) by multiple fuel surcharges imposed by many of the Company's competitors (but not Ryanair) as a result of significantly higher fuel prices. Should the current high oil prices decline, downward pressure on yields in Europe could return.

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

         Ryanair expects to have at least 133 aircraft in its fleet by March 31, 2007. With the Company's current orders for aircraft it is obligated to buy (or "firm" orders) under its contracts with The Boeing Company ("Boeing"), the Company expects to increase the size of its fleet to consist of 249 737-800 "next generation" aircraft by December 2012, and may elect to enlarge its fleet further by exercising any of the 169 options to purchase new aircraft it currently has for periods through fiscal 2014 under its agreements with Boeing. For additional information on the Company's aircraft fleet and expansion plans, see "Item 4. Information on the Company - Aircraft" and "Item
5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes, or that traffic growth will not prove to be greater than the expanded fleet can accommodate; in either case, such developments could have a material adverse effect on the Company's business, results of operations and financial condition.

         Ryanair plans to finance its existing firm order aircraft through a combination of new bank loan facilities supported by a guarantee from the Export-Import Bank of the United States and similar to those already in place, bank debt provided by commercial bankers, operating and finance leases via sale and leaseback transactions, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operations and financial condition. In addition, the financing of new and existing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair's ability to draw down funds under its existing bank loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to the bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has a preliminary commitment from the Export Import Bank of the United States to provide a loan guarantee covering nine of the 142 firm order aircraft. In addition, the Company has awarded mandates to various parties to finance up to 12 aircraft via sale and leaseback transactions and four aircraft under finance lease arrangements, and is currently assessing other proposals for financing aircraft due for delivery in the medium term. For additional details on Ryanair's financings, see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

         In addition, Ryanair is dependent on its contracts with Boeing for the acquisition of the additional aircraft needed to implement its expansion plans. A strike by Boeing machinists halted Boeing's aircraft assembly operations for most of the month of September 2005, resulting in the delay of certain aircraft deliveries to the Company and minor modifications to the Company's operating schedule in September and October 2005. See "Item 4. Information on the Company - Aircraft" for additional information. As a result of the strike, which terminated on September 29, 2005, scheduled aircraft deliveries for the period through April 2007 have been affected, the retirement of some of the Company's Boeing 737-200s and the launch of certain routes were delayed and the Company was required to lease in additional aircraft capacity between January and April 2006 at a cost of EUR5.6 million. See "Item 4. Information on the Company - Aircraft."

The Company's Rapid Growth May Expose It To Risks

         Ryanair's operations have grown rapidly since it pioneered the low fares operating model in Europe in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." During fiscal year 2006, Ryanair announced 159 new routes and extended its operations to three new countries, adding destinations in Slovakia, Morocco and Croatia. Ryanair intends to continue to expand its fleet and add new destinations and additional flights to its schedule, which are expected to increase Ryanair's scheduled passenger volumes in fiscal year 2007 to approximately 42 million passengers, an increase of approximately 20% over fiscal year 2006 levels of nearly 35 million passengers, although no assurance can be given that these targets will in fact be met. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks that could have an adverse effect on its results of operations and financial condition. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

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

Ryanair's New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results

         Currently, a substantial number of low fares carriers operate routes that compete with the Company's, and Ryanair expects to face further intense competition. See "Item 4. Information on the Company - Industry Overview--European Market."

         When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company's results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair's low fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the period that they are in effect. See "Item 4. Information on the Company - Route System, Scheduling and Fares." Ryanair expects to have other substantial cash needs as it expands, including cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional 737-800s. There can be no assurance that the Company will have sufficient cash to fund such projects, and to the extent Ryanair may be unable to expand its route system successfully, its future revenue and earnings growth would in turn be limited.

Ryanair's Continued Growth Is Dependent on Access to Suitable Airports; Charges for Airport Access Are Subject to Increase

         Airline traffic at certain European airports is regulated by a system of "grandfather" rights in relation to "slot" allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair's bases of operations currently have no slot allocations, traffic at 26 of the airports Ryanair serves, including its bases at London (Stansted), Milan (Bergamo), Barcelona (Girona) and Rome (Ciampino), is currently regulated through slot allocations. In addition, the Irish Commission for Aviation Regulation had imposed full slot coordination at Dublin airport, effective March 2006. Ryanair challenged this decision in the Irish High Court and the decision was subsequently overturned. However, there is no guarantee that full slot coordination will not be reimposed at Dublin Airport in the future. Applicable EU regulations currently prohibit the buying or selling of slots for cash, and there is no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future at the time it needs them or on acceptable terms. There can also be no assurance that its non-slot bases or the other airports Ryanair serves will continue to operate without slot allocations in the future. See "Item 4. Information on the Company - Government Regulation - Slots."

         Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

         Ryanair's future growth is also materially dependent on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's low fares strategy. Any condition that denies, limits or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations. For example, in March 2006, Ryanair announced a reduction in services at Cork Airport following an announcement by the airport that it was increasing various airport charges, in some cases by as much as 300%. These price increases were the result of debts incurred in the airport's development of certain facilities, to which Ryanair had strongly objected in light of their significant cost. In addition, July 2006, Ryanair announced that it was reducing services to Sweden as a result of the Swedish government's introduction of a substantial environmental tax. See "Item 4. Information on the Company - Airport Operations - Airport Charges." See also "The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports."

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

         In line with Ryanair's fleet replacement program, the Company completed the retirement of all of its Boeing 737-200A aircraft based in Dublin from the fleet in December 2005 and replaced them with Boeing 737-800 aircraft. As a result of the retirement of the Boeing 737-200A aircraft, Ryanair has required its pilots who lack the necessary training to undergo a conversion training process to enable them to fly the new Boeing 737-800 aircraft. Starting in the fall of 2004, Ryanair made a number of written offers to its Dublin-based pilots to enable them to participate in a re-training process in order to obtain the correct type rating for flying the Boeing 737-800 aircraft. After rejecting a series of offers, all of these pilots have now been trained on the Boeing 737-800 aircraft, either by paying in advance the EUR15,000 cost of the conversion training, or by executing a five-year bond, under which the training is provided free of charge unless the pilots do not maintain their employment with Ryanair for a period of at least five years, in which case they are obligated to reimburse Ryanair for the training costs. However, some of these pilots are at the same time challenging the terms of these bonds before the Irish Labour Relations Commission and the Irish Labour Court. The Labour Court proceedings are currently being challenged by Ryanair on jurisdictional grounds. In separate proceedings, 64 of these pilots (only 39 of whom remain in the Company's employment) have also initiated proceedings before the Irish High Court, claiming that the terms of the bond infringed their freedom of association rights and their right to allow trade unions to negotiate on their behalf.

         While Ryanair believes these court proceedings to be without merit and is contesting the pilots' claims, Ryanair could face potential sanctions in an amount up to a maximum of twice the annual salary of the pilots involved if the Labour Relations Commission ruled in favor of the pilots. With respect to the Irish High Court proceedings, Ryanair estimates that damages up to a total of EUR100,000 could be awarded to each pilot. The pilots involved in these proceedings and currently employed by Ryanair represent 3.5% of the total Ryanair pilot workforce. There can be no assurance that the Company will be successful in defending against these claims.

         In separate proceedings, Ryanair is currently appealing to the Irish Supreme Court a ruling of the Labour Court related to the application of the terms of the 2001/2004 Industrial Relations legislation to the collective bargaining structures for our Dublin pilots. A decision is expected in October 2006. A Supreme Court ruling in favor of the pilots could result in the Labour Court's ultimately deciding on compensation and working conditions for Ryanair pilots.

         Ryanair  currently  negotiates  with  groups  of  employees, including its pilots, through "Employee Representation Committees," regarding pay, work practices and conditions of employment, including conducting formal binding negotiations with these internally elected collective bargaining units. Ryanair considers its relationship with its employees to be good, although the Company has once in the past (in 1999) experienced work stoppages by a small group of its employees. In addition, in the United Kingdom, the British Airline Pilots Association ("BALPA") in 2001 unsuccessfully sought to represent Ryanair's U.K. based pilots in their negotiations with the Company. However, BALPA can request that a new ballot on representation be undertaken among Ryanair's U.K. pilot body, which if successful would allow the U.K. pilots to be represented by BALPA in negotiations over pilot salaries and working conditions. For additional details, see "Item 6. Directors, Senior Management and Employees - Employees and Labor Relations."

         If any future occurrence of such events were to alter Ryanair's historical experience of flexibility in dealing with employees or were to alter the public's perception of Ryanair generally, it could have a material adverse effect on the Company's business, operating results and financial condition.

The Company Is Dependent on Third Party Service Providers

         Ryanair currently contracts its heavy airframe maintenance overhauls, engine overhauls and "rotable" repairs to outside contractors approved under the terms of Part 145, the European airline industry standard for maintenance. The Company also contracts its passenger and aircraft handling and ground handling services at airports other than Dublin and those served by Ryanair in Spain to established third party providers. See "Item 4. Information on the Company - Maintenance and Repairs - Heavy Maintenance" and "Item 4. Information on the Company - Airport Operations--Airport Handling Services."

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

The Company Is Dependent on Key Personnel

         The Company's success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O'Leary, the Chief Executive of Ryanair, and key financial, commercial, operating and maintenance personnel. Mr. O'Leary's current contract may be terminated by either party upon 12 months' notice. See "Item 6. Directors, Senior Management and Employees - Compensation of Directors and Senior Management - Employment Agreements." The Company's success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively both independently and as a group. Although the Company's employment agreements with Mr. O'Leary and its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

The Company Faces Risks Related to Its Internet Reservations Operations

     As of September 1, 2006, in excess of 98% of Ryanair's daily flight reservations were made through its website. Although the Company has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at the single center, in order to make reservations.

     Ryanair has installed a stand-alone booking engine to support its existing platform in the event of a breakdown in this facility. However, there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of these systems, which in turn could have a material adverse affect on the Company's operating results or financial condition.

     In addition, in March 2006, Ryanair also commenced its Check'N'Go web-based check-in service, giving passengers with an EU passport traveling with hand luggage only the opportunity to check-in online across its entire route network, as part of a package of measures intended to improve service by reducing air fares and check-in and boarding gate lines. See "Item 4. Information on the Company-Reservations/Ryanair.Com." The Company has rolled this new system out across its network, although passengers departing from Italy to the U.K. cannot make use of the system because of a general prohibition by the Italian aviation authority on such facilities for carriers flying to the U.K. Any disruptions to the web check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service improvement efforts and make passengers less likely to use these services, and, as a result, negatively affect the Company's operating results.

                      Risks Related to the Airline Industry

EU Regulation on Passenger  Compensation  Could  Significantly  Increase Related
Costs

     The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation
(EC) No. 261/2004), which came into force on February 17, 2005. This legislation also imposes fixed levels of compensation to passengers for cancelled flights, except where the airline can prove that such cancellation is caused by extraordinary circumstances, such as weather, air-traffic control delays or safety issues. The regulation calls for compensation of either EUR250, EUR400 or EUR600 per passenger, depending on the length of the flight. As Ryanair's average flight length is less than 1,500 km and therefore considered a short-haul flight, the amount payable would therefore generally be EUR250 per passenger, per occurrence. Passengers subject to long delays (in excess of two hours for short haul flights) would also be entitled to "assistance" including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline would be required to reimburse the cost of the ticket or provide re-routing to the passenger's final destination.

Implementation of the Montreal Convention for Lost, Damaged or Delayed Luggage Could Also Increase Costs

     The Montreal Convention on the Unification of Certain Rules for International Air Carriage was adopted in Montreal in May 1999. The Convention consolidated, updated and has replaced all previous agreements on air carrier liability, including the 1929 Warsaw Convention. The Convention came into force for all EU countries on June 28, 2004. Passengers can now claim up to 1,000 Special Drawing Rights (SDRs) (currently approximately EUR1,167) for lost, damaged or delayed luggage. Passengers submitting baggage claims will have to provide evidence to back up these claims. This compares to the previous weight-based compensation system under the 1929 Warsaw Convention, which limited liability for lost, damaged or delayed luggage to 17 SDRs (currently approximately EUR20) per kilo of checked hold baggage.

     Although Ryanair has a record for losing fewer bags in comparison to many other major European carriers, and the Convention's coming into force has had no material impact on the Company to date, there can be no assurance that the Company will not incur a significant increase in costs in connection with lost baggage, which could have an adverse effect on the Company's operating costs and in turn reduce its profitability.

The Company Is Dependent on the Continued Acceptance of Low fares Airlines

     In past years, accidents or other safety-related incidents involving certain low fares airlines have had a negative impact on the public's acceptance of those airlines. Any adverse event potentially relating to the safety or reliability of low fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public's perception of, and confidence in, airlines like Ryanair and could have a material adverse effect on the Company's financial condition and results of operations.

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry

     The terrorist attacks on the United States on September-11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the U.S. Although carriers such as Ryanair that operate exclusively in Europe have generally been spared from such material adverse impacts on their businesses to date, the cost to all commercial airlines of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism has increased dramatically since these attacks. See "Item 4. Information on the Company-Insurance." In addition, Ryanair's insurers have indicated that the scope of the Company's current act of war-related insurance may exclude certain types of catastrophic incidents, such as biological, chemical or "dirty bomb" attacks. This could result in the Company's seeking alternative coverage, including government insurance or self insurance, which could lead to further increases in costs. Although Ryanair to date has passed on the increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. In response to the dramatic drop in revenue and expected increases in costs, airlines in the U.S. and certain European carriers with significant U.S. operations have sought, and in certain cases, already received, governmental assistance in the form of financial aid, although Ryanair has not sought or received any such aid. Ryanair does not fly to the U.S., and although it experienced a decline of approximately 10% in reservations in the week following the 9/11 terrorist attacks, the number of flight bookings had returned to normal levels by the end of September 2001.

     Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S. or in Europe, particularly in London or other markets that are significant to Ryanair, any significant new military actions by the U.S. and any allies (such as the war in Iraq) or any related economic downturn would be likely to have a material adverse effect on demand for air travel and thus on Ryanair's business, operating results and financial condition. See also "-Risks Related to the Company-Further Terrorist Attacks in London and Other Destinations Could Have a Detrimental Effect on the Company."

The Company Faces the Risk of Loss and Liability

     Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, insurance for pilots' loss of license and other business insurance in amounts per occurrence that are consistent with industry standards. Although Ryanair currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from any accidents. Airline insurance costs increased dramatically following the September-2001 terrorist attacks on the United States. See "-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry" above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could cause a public perception that Ryanair's aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

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

Currency Fluctuations Affect the Company's Results

     Although the Company is headquartered in Ireland, a significant portion of its operations is conducted in the U.K. Consequently, the Company has operating revenues and operating expenses, as well as assets and liabilities, denominated in currencies other than the euro; for example, fuel, aircraft, insurance and some maintenance obligations are denominated in U.S. dollars, and U.K.-related revenues and expenses are denominated in U.K. pounds sterling. The Company's results of operations and financial condition can therefore be significantly affected by fluctuations in the respective values of those currencies. Ryanair's operations are also subject to significant direct exchange rate risks between the euro and the U.S. dollar because of the significant portion of its operating costs incurred in U.S. dollars, as none of its revenues are denominated in U.S. dollars. Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and sterling, and between sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See "Item-11. Quantitative and Qualitative Discussion About Market Risk."

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

     As of June-30, 2006, EU nationals owned at least 54.0% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares).

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

Ryanair Holdings Does Not Intend to Pay Dividends

     Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares, and does not anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future, although at the annual general meeting of the shareholders held on September 21, 2006, the Board of Directors of Ryanair received shareholder approval for a share buy-back plan allowing a maximum repurchase of 38,585,934 Ordinary Shares, representing 5% of the Company's currently outstanding share capital. See "Item 8. Financial Information-Other Financial Information-Dividend Policy." As a holding company, Ryanair Holdings does not have any material assets other than interests in the shares of Ryanair.

Item 4.  Information on the Company

                                  INTRODUCTION

     The Company operates a low fares scheduled passenger airline serving short-haul, point-to-point routes between Ireland, the U.K. and Continental Europe. In operation since 1985, the Company began to introduce a low fares operating model under a new management team in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." At September 15, 2006, with its operating fleet of 107 new Boeing 737-800 "next generation" aircraft, the Company offered more than 750 scheduled short-haul flights per day serving 115 locations throughout Europe, including 24 in the U.K. and Ireland. See "--Route System, Scheduling and Fares--Route System and Scheduling" for more details of Ryanair's route network.

     Offering widely-available low fares, Ryanair carried more than 30.9 million passengers during calendar year 2005. On the basis of the U.K. Airports Annual Statement of Movements, Passengers and Cargo (the "CAA Statistics") published by the CAA in calendar year 2005, Ryanair had the leading market share (in terms of passenger volume) on most of its scheduled routes between Ireland and provincial cities in the U.K. and carried approximately 45% of all scheduled passenger traffic between Dublin and London, a share favorably comparable to the 33% share of Aer Lingus plc ("Aer Lingus"), its primary competitor on its U.K./Ireland routes. According to the CAA Statistics, Ryanair has also achieved competitive market share results on the routes it launched from the U.K. to continental Europe from the dates it began service on these routes.

     By generating an average scheduled flown passenger load factor of approximately 77% and average scheduled passenger yield of EUR0.058 per available seat mile ("ASM") and focusing on maintaining low operating costs (EUR0.052 per ASM), Ryanair achieved a net margin of 17.8% on operating revenues of EUR1,692.5 million for the fiscal year ended March 31, 2006. See "Item-5. Operating and Financial Review and Prospects" and the Glossary in Appendix A.

     The market's acceptance of Ryanair's low fares service is reflected in the "Ryanair Effect" - Ryanair's history of stimulating significant growth in annual passenger traffic on the new routes it has entered since 1991. On the basis of the CAA Statistics and statistics released by the International Civil Aviation Organization (the "ICAO"), the number of scheduled airline passengers traveling between Dublin and London increased from approximately 1.7 million passengers in 1991 to approximately 4.35 million passengers in 2005. Most international routes Ryanair has entered since 1991 have recorded significant traffic growth in the period following Ryanair's commencement of service, with Ryanair capturing the largest portion of such growth on each such route. Although a variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K. and European economies, management believes that the most significant factor driving such growth across all its European routes has been Ryanair's low fares policy and its delivery of better on-time flight punctuality, lower levels of lost bags and fewer cancellations when compared to its competitors.

     Ryanair Holdings' registered office is located c/o Ryanair Limited, Corporate Head Office, Dublin Airport, County Dublin, Ireland. The general telephone number is +353-1-812-1212. Under its current Articles of Association, Ryanair Holdings has an unlimited corporate duration.

                                    STRATEGY

     Ryanair's objective is to firmly establish itself as Europe's leading scheduled passenger airline through continued improvements and expanded offerings of its low fares service. Ryanair aims to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair's strategy are:

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

     Point-to-Point Flights on Short-Haul Routes. Ryanair provides point-to-point service on short-haul routes to secondary and regional airports
in and around  major  population  centers   and  travel  destinations.  In  the
fiscal year ended March 31, 2006, Ryanair flew an average of approximately 1.27 round-trips per route per day with an average route length of 585 miles and an average flight duration of approximately 1.43 hours. Short-haul routes allow Ryanair to offer frequent service, while eliminating the necessity to provide "frill" services otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing through service for connecting passengers, including baggage transfer and transit passenger assistance costs.

     In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays and more competitive airport access and handling costs. Ryanair's "on time" performance record (arrivals within 15 minutes of schedule) for calendar year 2005 was 81%, exceeding that of its principal competitors, including Air France (74%), easyJet (73%), and British Airways (67%), according to CAA statistics. Faster turnaround times are a key element in Ryanair's efforts to maximize aircraft utilization. Ryanair's average scheduled turnaround time for the fiscal year ended March 31, 2006 was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

     Low Operating Costs. Management believes that Ryanair's operating costs are among the lowest of any European scheduled passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i)-aircraft equipment costs; (ii)-personnel productivity;
(iii)-customer service costs; and (iv)-airport access and handling costs:

     Aircraft Equipment Costs. Ryanair's primary strategy for controlling aircraft acquisition costs is to narrow its fleet of aircraft to a single type. In March 1998, Ryanair announced that it would start purchasing new Boeing 737-800 "next generation" aircraft, the latest generation of Boeing's 737 aircraft. Ryanair completed the retirement of its Boeing 737-200As in December 2005 and currently operates a single fleet type of "next generation" Boeing 737-800s. Although Ryanair's acquisition of the 737-800s has already and will continue to significantly increase the size of its fleet and thus significantly increase its aircraft equipment and related costs (both on an aggregate and per aircraft basis), the purchase of aircraft from a single manufacturer enables it to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of its Boeing contracts are very favorable to Ryanair. See "--Aircraft" below for additional information on Ryanair's fleet.

     Personnel Productivity. Ryanair endeavors to control its labor costs by seeking to continually improve the productivity of its already highly-productive work force. Compensation for employees emphasizes productivity-based pay incentives, including commissions for on-board sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew personnel within limits set by industry standards or regulations fixing maximum working hours, as well as participation in Ryanair's stock option programs.

     Customer Service Costs. Ryanair has entered into agreements on competitive terms with third-party contractors at certain airports for passenger and aircraft handling, ticketing and other services that management believes can be more cost efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price multi-year contracts. The development of its own internet booking facility and reservations center has allowed
     Ryanair to eliminate travel agent commissions. Ryanair generates virtually all of its scheduled passenger revenues through direct sales over its website and direct telephone reservations.

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

     Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system called Flightspeed, which it operates under a 10-year hosting agreement with Accenture Open Skies ("Open Skies"). As part of the implementation of the new reservation system, Open Skies developed an internet booking facility called Skylights. The Skylights system allows internet users to access Ryanair's host reservation system and to make and pay for confirmed reservations in real time through Ryanair's Ryanair.com website. Since the launch of the Skylights system, Ryanair has heavily promoted its website through newspaper, radio and television advertising. As a result, internet bookings have grown rapidly, accounting for in excess of 99% of all reservations on a daily basis as of September 2006. In addition, in March 2006, Ryanair also commenced its Check'N'Go web-based check-in service, giving passengers with an EU passport traveling with hand luggage only the opportunity to check-in online across most of its route network.

     Commitment to Safety and Quality Maintenance. Ryanair's commitment to safety is the primary priority of the Company and its management. This commitment begins with the hiring and training of Ryanair's pilots, cabin crews and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single incident involving major injury to passengers or flight crew in its 21-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed at Dublin, London (Stansted), Glasgow (Prestwick), Barcelona (Girona), East Midlands Nottingham, Luton, Shannon and Cork by Ryanair and, at other airports, by maintenance contractors approved under the terms of Part 145, the European airline industry standard for maintenance. Ryanair currently contracts heavy airframe maintenance, engine overhaul services and rotable repairs to contractors. These contractors also provide similar services to a number of other airlines, including British Airways and Aer Lingus. Ryanair assigns a Part 145 certified mechanic to oversee heavy maintenance and authorize engine overhauls performed by third parties.

     Enhancement of Operating Results through Ancillary Services. Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, the in-flight sale of beverages, food and merchandise and internet-related services. As part of its non-flight scheduled and internet-related services, Ryanair distributes accommodation services and travel insurance as well as car rentals principally through its website. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per unit basis.

     For the fiscal year ended March 31, 2006, ancillary services accounted for 15.3% of Ryanair's total operating revenues, as compared to 14.5% of such revenues in the fiscal year ended March 31, 2005. See "-Ancillary Services" below and "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2006 Compared with Fiscal Year 2005-Ancillary Revenues" for additional information.

     Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i)-initiating additional routes in the EU and in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers;
(ii)-increasing the frequency of service on its existing routes; (iii)-starting new domestic routes within EU countries; (iv)-considering possible acquisitions that may become available in the future; (v)-connecting airports within its existing route network ("triangulation"); (vi)-establishing more new bases in continental Europe; and (vii) initiating new routes not currently served by any carrier.

                                INDUSTRY OVERVIEW

European Airline Market

     The Western European air transport market has historically been subject to significant governmental regulation, encompassing both domestic regulations imposed by individual countries and rules-enacted by the EU that apply throughout its territory. The EU commenced a program to reduce the level of regulation during the 1980s, followed by a package of liberalization measures substantially reducing the ability of individual EU-Member States to restrict access to routes for air travel that were originally adopted in 1992. Since April-1997, EU-carriers have been able to provide passenger service on domestic routes within individual EU-Member States outside their home country of operation without restriction.

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

     Air carriers operating in the intra-EU market generally have traditionally fallen into one of four principal categories: flag carriers, independent airlines, franchises of major airlines and charter operators. The flag carriers, which fly inter-continental routes as well as those within Western Europe, are now largely "commercial" flag carriers, such as British Airways, Air France, KLM, Scandinavian Airline System ("SAS") and Lufthansa, which operate with little or no state aid, although some flag carriers (such as Alitalia) continue to be heavily dependent on aid from their respective governments. The independent carriers include low fares carriers, such as Ryanair and easyJet, and carriers providing "frills" services more comparable to those of the flag carriers but at slightly lower fares than the flag carriers, such as British Midland Airways Ltd. ("British Midland"). Certain small carriers have become franchises of major airlines, sharing some ticketing and other distribution systems with the flag carriers. These franchises serve mainly regional routes where flag carriers cannot operate profitably due to their high overhead costs and serve to feed regional passengers to their flag carrier partners for interline service. For the flag carriers, franchises represent a possible means of competing with low fares start-up carriers, although in Germany, Lufthansa has chosen to compete with the low fares carriers by maintaining a 49% stake in Germanwings, a low fares carrier based in Germany. Charter flight operators are significantly more established and more competitive in Europe than in the United States, with many charter operations being owned by major travel groups or commercial airlines. A number of charter operators have recently established their own low fares subsidiaries, including Hapag-Lloyd Express in Germany (a subsidiary of TUI AG). Charter operators currently account for a significant portion of total intra-EU annual passenger traffic and operate primarily on routes between northern and southern Europe, targeting mainly price-conscious leisure travelers. There have also been a large number of recent start-up airlines throughout Europe following the increased availability of aircraft as a result of capacity reductions by larger airlines post-9/11 and the low interest rate environment of recent years.

     Although the liberalization measures adopted by the EU were expected to reduce air fares and increase competition significantly, the European market continues to be characterized by higher operating costs per ASM than those with respect to scheduled passenger service in the United States. While active competition has increased with the launch of the low fares carriers, fares for scheduled passenger services on intra-EU routes continue to be generally higher than those on domestic U.S. routes of comparable distances. Ryanair believes that the higher fares are the result of carriers passing on their higher costs to passengers and the lack of significant competition on some intra-EU routes. In addition, EU Member States may intervene to stop further fare reductions on a route or group of routes where market forces have led to a sustained downward movement in fares deviating from seasonal norms and resulting in widespread losses among all carriers on the routes concerned.

     At the same time, there is also a trend in Europe towards re-regulation of air transport. The European Commission has proposed certain legislation aimed exclusively at the air transport sector, while ignoring competing sectors such as railroads and ferry transportation. These modes of transport have traditionally been heavily subsidized by national governments and Ryanair believes continuing protection of these sectors is having a negative effect on the competitiveness of the air transport sector. The Company believes that these new measures - which include legislation for compensating or otherwise providing "assistance" to airline passengers who have been denied boarding on flights for which they hold valid tickets, for cancelled flights or who are subject to long delays (Regulation (EC) No. 261/2004); the European Commission's new guidelines on the financing of airports and start-up aid to airlines by certain regional airports; and recent proposals on extending the European Emissions Trading Scheme (ETS) to airlines - will all have the effect of increasing costs of air transport, without adding any significant benefits. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-EU Regulation on Passenger Compensation Could Significantly Increase Related Costs", "Item 4. Information on the Company--Government Regulation-- Regulatory Authorities and "-- Environmental Regulation."

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

     Before Ryanair entered the Dublin-London route in 1986, it was serviced only by British Airways and Aer Lingus. Management believes that Ryanair's introduction of competition based on low fares contributed to the significant growth in passenger volume and the heightened competition between airlines that has characterized the Dublin-London route since Ryanair first commenced service. British Midland entered the route in 1989 and British Airways withdrew in 1991, then re-entered in 1992, while British Airways and CityJet entered the route in 1994, then temporarily withdrew from this route from January 2001 through October 2003. As a result of increased competition, the lowest available fares have declined while the route has experienced substantial annual traffic growth. By calendar year 2005, according to the CAA Statistics, annual traffic had risen to more than 4.35 million passengers.

     Ireland-U.K. Routes. Prior to 1993, the market for air travel between Ireland and other locations in the U.K. was dominated by Aer Lingus. As with the London-Dublin route prior to Ryanair's entry, routes to provincial cities in the U.K. were generally characterized by high fares, service on small-capacity turboprop aircraft and slow traffic growth. Ryanair entered this market by launching low fares service using jet aircraft between Dublin and Birmingham in 1993 and has since expanded its service between Ireland and the U.K. to include 31 routes. Since Ryanair's entry into these routes with jet aircraft service and low fares, each of the routes has experienced a significant reduction in fares and, according to the CAA Statistics, a significant increase in traffic growth. In each of these cases, Ryanair has captured a majority of this incremental growth, and, as a result, Ryanair is currently the market leader in terms of passenger volume on most of its routes between Ireland and provincial cities in the U.K.

     Continental Europe. In 1997, Ryanair began service on new routes to four locations in continental Europe (Dublin to Paris (Beauvais) and Brussels (Charleroi), and London (Stansted) to Stockholm (Skavsta) and Oslo (Torp)). Since that time Ryanair has substantially expanded its continental European service and now serves more than 115 locations in 21 European countries (including England, Scotland and Northern Ireland). Ryanair has established continental European bases at Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Barcelona (Girona), Rome (Ciampino) and Pisa. An additional two-aircraft base at Marseille, France, was announced in May 2006 and is expected to commence operations in November 2006. In June 2006, Ryanair announced the addition of Croatia to its route network through services to Pula. It is expected that further non-EU destinations will be added to the network in the future as new states sign and ratify the European Common Aviation Area Agreement (ECAA), an EU initiative designed to liberalize air transport among ECAA member states, or sign bilateral Open Skies treaties with the EU. Ryanair currently competes with a number of flag carriers, including British Airways, Lufthansa, Air France, KLM, Iberia and Alitalia, and a larger number of smaller carriers, including low fares airlines such as easyJet, BMI Baby and Fly Be in the United Kingdom and Hapag Lloyd Express, Germanwings and easyJet in Germany, with the number and identity of its competitors varying according to the route flown. On September 19, 2006, Ryanair announced a new base at Bremen, Germany, which is expected to commence operations in April 2007 and to serve nine destinations using three aircraft.

     Other Routes. In May 2006, Ryanair announced the execution of a five-year agreement with the Government of Morocco to develop low-cost air access and tourism in Morocco from Ryanair's bases throughout Europe. The agreement covers most of the regional airports in Morocco and involves a commitment by Ryanair to develop up to 20 routes, and to carry nearly 1 million passengers per year by the end of the five-year period.

The Acquisition of Buzz

     On April-10, 2003, Buzz Stansted Limited ("Buzz Stansted" or "Buzz"), a newly-formed subsidiary of Ryanair, purchased certain assets of Buzz, KLM's former low fares subsidiary, from KLM U.K. Limited for EUR20.8 million. These assets primarily comprised trademarks, domain names, computer equipment, ticket desk equipment and certain aircraft documents, records and manuals. As part of the transaction, KLM U.K. Limited agreed to transfer certain landing and takeoff slots at London (Stansted) Airport to Ryanair. In addition, Buzz Stansted agreed to take over leases with International Lease Finance Corporation ("ILFC") on six Boeing 737-300s, which were novated by KLM U.K. Limited to Buzz Stansted, as well as to sub-lease four BAe146 aircraft from KLM during the period from April-10, 2003 to March 31, 2004, at which time the BAe146s were returned to KLM.

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

                                       26

     Buzz Stansted's results for periods in which it operated have been fully consolidated with those of Ryanair and are included in the financial and operating data included in this annual report.

     Ryanair recorded goodwill in the amount of EUR46.8 million in connection with the Buzz acquisition. This figure is comprised of the purchase price of EUR20.8 million and excess lease costs in the amount of EUR26.0 million, which latter amount was calculated on the basis of a report from Avitas, independent aircraft valuers. This independent valuation highlighted that the monthly payments on the leases novated to Buzz Stansted were substantially higher than existing market rates for leases on similar aircraft. The Company calculated the amount of these excess lease costs over the remaining term of the leases at EUR26.0 million, based on a calculation of the difference between the contractual rates and these estimates of then-current market rates. All of the purchase price in excess of the value of the net assets acquired was assigned to the slot take-off and landing rights at Stansted Airport that Ryanair acquired as part of the transaction. The slots do not have a limited life, and therefore these rights are not amortized. As noted above, Buzz Stansted in 2004 returned certain leased aircraft to ILFC. Under both IFRS and U.S. GAAP, the timeframe for making such adjustments is limited to 12 months post-acquisition, and therefore the reversal against goodwill of the EUR11.9 million onerous lease provision was taken as a credit to Ryanair's IFRS and U.S. GAAP income statements. See Note 26 to the Consolidated Financial Statements included in
Item 18 for additional information.

                       ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

     As of September 15, 2006, the Company offers over 750 scheduled short-haul flights per day serving 115 locations throughout Europe, including 24 locations in the U.K. and Ireland, flying approximately 305 routes.

     The following table lists Ryanair's top ten routes during calendar year 2005 by number of passengers, including the date service commenced on such route and how many round-trip flights are scheduled on these routes per day. These routes in the aggregate accounted for approximately 15% of the Company's scheduled passenger volume in fiscal 2006.


                                                                                           Round trip flights
                        Route Served                           Date service commenced      scheduled per day
                        ------------                           ----------------------      -----------------
Between Dublin and London (Stansted)                                   Nov-88                      10
Between London (Stansted) and Rome (Ciampino)                          Apr-02                      5
Between Glasgow (Prestwick)  and London (Stansted)                     Oct-95                      5
Between London (Stansted) and Cork                                     Oct-91                      3
Between Dublin and London (Gatwick)                                    Nov-94                      5
Between London (Stansted) and Barcelona (Girona)                       Feb-03                      4
Between London (Stansted) and Frankfurt (Hahn)                         Apr-99                      4
Between Dublin and London (Luton)                                      Jan-86                      4
Between London (Stansted) and Venice (Treviso)                         May-98                      3
Between London (Stansted) and Shannon                                  Apr-00                      3


     Management's objective is to schedule a sufficient number of flights per day on each of Ryanair's routes to satisfy demand for Ryanair's low fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:30-a.m. and 11:00-p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

     During fiscal 2006, the Company announced 159 new routes (some of which have yet to begin service) and extended its operations to three new countries, adding destinations in Slovakia, Morocco and Croatia from airports in the U.K. and elsewhere in Europe. In March 2006, Ryanair announced further expansion of its European base at Pisa, Italy with an increase in the number of aircraft based there from two to three and the addition of five new routes starting in September 2006. Ryanair also announced in March 2006 the expansion of its Shannon base with an increase in aircraft from three to four starting in October 2006. In April 2006, Ryanair announced the expansion of its Liverpool base starting in October 2006 with the addition of two aircraft and 11 routes, bringing the number of aircraft based in Liverpool to a total of seven. Two aircraft and nine new routes are expected to be added to Ryanair's Frankfurt Hahn base starting in late October 2006. Ryanair also expects to add three aircraft to the Dublin base between December 2006 and February 2007, bringing the total number of aircraft based in Dublin to 18.

     In May 2006, the Company announced a new base at Marseille, France, expected to commence operations in November 2006. The Company plans to base two new aircraft at Marseille to serve thirteen routes, including Marseille to Brussels (Charleroi), Dublin, Eindhoven, Fez, Frankfurt (Hahn), Glasgow, Karlsruhe Baden, London (Stansted), Marrakech, Oujda, Oslo, Porto and Rome (Ciampino).

     In September 2006, the Company announced a new base at Bremen, Germany, expected to commence operations in April 2007, which would bring the number of bases to 17. The Company plans to base three new aircraft at Bremen to serve nine routes, including Bremen to Riga, London (Stansted), Tampere, Torp, Venice (Treviso), Verona, Barcelona (Girona), Murcia and Pisa.

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

     Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to underprice attempts by its competitors to lower their fares on a particular route. Ryanair offers weekday one-way fares starting at EUR0.99 on many of its routes, and offers lower-fare trips on certain routes from time to time. Ryanair promotions are made during a limited period of time and are only available for travel during a specific period. Other promotional fares generally are available only for mid-week travel, for a limited period and for a limited number of seats per flight, and also require reservations in advance. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the period they are in effect. Ryanair expects to continue to offer significant fare promotions to stimulate demand in periods of lower activity or during off-peak times for the foreseeable future.

                            MARKETING AND ADVERTISING

     Ryanair's primary marketing strategy is to emphasize its widely-available low fares. In doing so, Ryanair primarily advertises its services in national and regional newspapers in Ireland and the U.K. In continental Europe, Ryanair advertises primarily through regional and national newspapers, as well as through controversial and topical advertising, press conferences, publicity stunts, and on billboards and other local media. Currently, the slogan "Ryanair.com, Fly Cheaper" is prominently featured in all of the airline's marketing to build its brand identity. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards.

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

     Ryanair currently uses Flightspeed from Open Skies to provide its core seat inventory and booking system. In return for access to these systems, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through such systems. In September 2005, Ryanair completed the installation of a stand-alone booking engine to support its Open Skies platform in the event of a breakdown in this facility.

     In addition, in March 2006, Ryanair commenced its Check'N'Go web-based check-in service, giving passengers with an EU passport traveling with hand luggage only the opportunity to check-in online across its route network (with the exception of passengers traveling from Italy to the U.K.), as a result of a general prohibition by the Italian aviation authority on such facilities for carriers flying to the U.K., as part of a package of measures intended to improve service by reducing air fares and check-in and boarding gate queues. At the same time, Ryanair imposed new per-bag fees on passengers traveling with checked luggage

                                    AIRCRAFT

     As of September 15, 2006, Ryanair's operating fleet included 107 Boeing 737-800 "next generation" aircraft, each having 189 seats.

     During fiscal 2005, Ryanair also leased six Boeing 737-300 aircraft, each having 148 seats, through its subsidiary Buzz Stansted. These leases were terminated in October 2004. See "-Industry Overview-The Acquisition of Buzz."

     Ryanair's fleet totaled 103 Boeing 737-800s at March 31, 2006. The Company expects to have an operating fleet comprising 133 737-800s at March 31, 2007.

Aircraft

     Boeing 737-800s: Between March 1999 and September 15, 2006, Ryanair took delivery of 107 new Boeing 737-800 "next generation" aircraft under its contracts with Boeing. The new 737-800s share certain basic characteristics with Ryanair's prior fleet of 737-200A aircraft, all of which were retired by December 2005, but are larger (seating up to 189 passengers, as compared to 130 in the 727-200As), capable of longer flights without refueling and incorporate more advanced aviation technology. The 737-800s also comply with Chapter 3 noise reduction requirements established by the International Civil Aviation Organization, which took effect in the EU in 2002.

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

     In addition, as part of the 2005 contract with Boeing, the Company has secured that "winglets," or wing-tip extensions, manufactured by Aviation Partners Boeing ("APB") will be incorporated on all aircraft to be delivered to the Company under its contracts with Boeing from January 2006 onwards. The cost of these winglets will be included in the aircraft net price. With regard to the existing fleet of 737-800s and aircraft to be delivered prior to January 2006, APB has agreed to supply the winglets to the Company at a discounted rate. The Company is currently retrofitting these winglets on all existing aircraft, and expects this process to be completed over a period of 24 months. The cost of retrofitting these winglets will be borne by the Company and will be carried out during routine maintenance at the Company's facility at Glasgow (Prestwick) or during heavy maintenance checks by Part 145-approved contract maintenance providers. The winglets supplied by APB are attached to the existing wing and improve the aerodynamics of the aircraft; as a result, the aircraft consumes less fuel per flight hour. The winglet modification program has proved effective, with better aircraft performance and a reduction of between 2% and 4% in the aircraft's consumption of fuel per hour flown.

     In October 2005, the Company exercised nine purchase options, for aircraft to be delivered from September to November 2007. The Company also exercised 10 purchase options in June 2006, for aircraft scheduled to be delivered from March 2008 through June 2008. Ryanair currently expects to take delivery of an additional 142 aircraft under its contracts with Boeing. These deliveries will increase the size of Ryanair's fleet to 249 by December 2012, or more should Ryanair choose to exercise any of the additional 169 options to purchase aircraft remaining under its existing purchase contracts with Boeing.

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

     At March 31, 2006, the average aircraft age of the Company's 737-800 fleet was 2.4 years, and no aircraft was older than seven years.

     In September 2005, Boeing suspended aircraft assembly because of a strike by its machinists. The strike, which ended on September 29, 2005, caused delays in scheduled aircraft deliveries for the period through April 2007, as well as in the retirement schedule of some of the Company's Boeing 737-200s (which were however all retired by the end of 2005 as planned) and the launch of certain routes. The Company was also required to lease in additional aircraft capacity between January and April 2006 at a cost of EUR5.6 million. The Company had been scheduled to receive three 737-800s during September 2005 and an additional nine aircraft in the last three months of calendar 2005. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Will Incur Significant Costs Acquiring New Aircraft" and "-Route System, Scheduling and Fares." See also "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Expenditures" for additional information on the Company's aircraft delivery schedule.

     Boeing 737-200As: Ryanair completed the phase-out of its 737-200A aircraft in December 2005, with the retirement of its nine remaining aircraft.

     On October 4, 2004, Ryanair announced that it had sold all but one of its fleet of 21 Boeing 737-200A aircraft, including spare engines and parts, to Autodirect Aviation LLC ("Autodirect") for total consideration of $10 million. The 20 aircraft sold were delivered to Autodirect between October 2004 and
December 2005. All of the aircraft, spare parts and engines were fully depreciated at their respective dates of surrender to Autodirect, and, accordingly, the Company recorded no gain or loss in connection with their disposal.

Training and Regulatory Compliance

     Ryanair currently owns and operates two 737-800 flight simulators for pilot training and has contracted to purchase two additional 737-800 flight simulators from CAE Electronics Ltd. of Quebec, Canada (CAE) in 2002. In September 2006, Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first of these simulators is expected to be delivered in fiscal year 2009. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately US$8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

     Management believes that Ryanair is currently in compliance with all applicable directives concerning its fleet of Boeing 737-800 aircraft and will comply with any regulations or directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company's results of operations or financial condition. See "Item 3. Key Information-Risk Factors-Safety-Related Undertakings Could Affect the Company's Results."

                               ANCILLARY SERVICES

     Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, the in-flight sale of beverages, food and merchandise, and internet-related services.

     As part of its non-flight scheduled and internet-related services, Ryanair distributes accommodation services and travel insurance through both its website and its traditional telephone reservation offices. Ryanair sells bus and rail tickets on-board its aircraft and also sells rail tickets through its website. Ryanair incentivizes ground service providers at all of the airports it serves to collect established excess baggage charges on any baggage that exceeds Ryanair's published baggage allowances. The Company also charges customers a fixed fee to defray the administrative costs incurred in processing debit and credit card transactions. In addition, excess baggage charges are recorded as components of non-flight scheduled revenue.

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

     Internet-related revenues comprise revenue generated from Ryanair.com, including hotel accommodation, travel insurance and car hire revenue. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per unit basis. Ryanair also acts as an agent for MBNA and Barclaycard, both issuers of Visa credit cards. As part of its agreements with MBNA and Barclaycard, Ryanair promotes a Ryanair-branded credit card supplied by MBNA and Barclaycard on board the aircraft, on Ryanair's internet site, and via direct marketing at the airports served by Ryanair in the U.K. and Ireland. Ryanair generates revenues from MBNA and Barclaycard on the basis of the number of cards issued and the revenues generated through use of the credit cards.

     In September 2006, Ryanair entered into a letter of intent with On Air, a provider of mobile voice and data solutions for aircraft, for the equipment for Ryanair aircraft to provide mobile phone and blackberry services to passengers. Ryanair will bear the cost of the equipment and its installation on Ryanair aircraft and will receive commissions on mobile calls (as well as on text and blackberry messages) made using the service based on international roaming rates. If regulatory approval is obtained on time, Ryanair expects to launch its six-month trial period in July 2007, and to install the necessary equipment on-board up to 50 aircraft during this period. If the trial is successful, Ryanair plans to install this equipment on all of its aircraft.

     See "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2006 Compared with Fiscal Year 2005-Ancillary Revenues" for additional information.

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

     Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services on its aircraft other than scheduled heavy maintenance. Ryanair also performs certain checks on its aircraft, including pre-flight, daily and transit checks at some of its bases, as well as A checks at its Dublin facility. Maintenance and repair services that may become necessary while an aircraft is located at one of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair's bases, where they are examined by Ryanair's approved engineers (or, in the case of Brussels (Charleroi), Stockholm (Skavsta), Rome (Ciampino), Frankfurt (Hahn), Milan (Bergamo), Prestwick and Liverpool, by local Part 145-approved companies).

     In December 2003, Ryanair started operations at a new two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it now carries out A checks and light C checks on the fleet of 737-800 aircraft. The facility is capable of performing two light C-checks per week, enabling Ryanair to perform the majority of the maintenance required on its 737-800 fleet in-house. All heavy maintenance C checks continue to be outsourced to third parties. The new facility is expected to have cost a total of up to U.K.GBP10 million and to employ up to approximately 180 people when it becomes fully operational sometime in 2007.

Heavy Maintenance

     As noted above, while Ryanair is now able to carry out the majority of the maintenance work required on its 737-800 fleet, Ryanair contracts with outside maintenance providers for heavy maintenance services. Ryanair currently has short-term, ad hoc contracts with a number of reputable Part 145-approved suppliers of heavy maintenance in the U.K. and Europe, including ATC Lasham and BASCO (a U.K. subsidiary of Singapore Technologies), for the carrying out of the heavy maintenance overhauls currently required on its relatively new fleet. Ryanair continues to negotiate with various large maintenance repair and overhaul ("MRO") companies, with a view to having a long-term contract in place by the start of 2007, when it expects a more consistent volume of heavy maintenance to begin to be required. Ryanair is also currently negotiating with an existing global MRO supplier to create a joint venture for the construction of a new maintenance facility in Eastern Europe.

     Ryanair contracts out engine overhaul service for the 737-800 aircraft to GE Engine Services of Cardiff, Wales, a Part 145 approved contractor, pursuant to a 10-year agreement, with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract includes the repair and overhaul of engine components, the provision of spare parts, technical support of the fleet and the maintenance and overhaul of all the CFM56-7 series engines for the Company's current fleet of 737-800 aircraft, as well as the firm aircraft deliveries and any option aircraft to be delivered pursuant to the Company's current contracts with Boeing over the period up to December 2011.

     By contracting with Part 145-approved maintenance providers, management believes it is better able to control the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145 certified mechanic to oversee all heavy maintenance and to authorize all engine overhaul performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

     Ryanair expects to be dependent on third party service contracts for the foreseeable future, notwithstanding the additional capabilities provided by its new maintenance facility at Glasgow (Prestwick). See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on Third Party Service Providers."

                                  SAFETY RECORD

     During its 21-year operating history, Ryanair has not had a single incident involving major injury to passengers or flight crew. Ryanair's commitment to safe operations is manifested by its safety training procedures, its investment in safety-related equipment and the adoption of an internal confidential reporting system for safety issues. The Company's Board of Directors also has an Air Safety Committee to review and discuss air safety and related issues.

     Ryanair's flight training is oriented towards accident prevention and covers all aspects of flight operations. Ryanair conducts all of its own flight crew training, both initial and recurrent, with the approval of the Irish Aviation Authority (the "IAA"), which regularly audits both operation control standards and flight training standards.

     All of the Boeing 737-800s which Ryanair has bought or committed to buy operate in accordance with the Category IIIA minimum landing criteria, which require the aircraft to be able to land given a minimum horizontal visibility of 200 meters and no vertical visibility.

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

     Ryanair has installed an OFDM (Operational Flight Data Monitoring) system on all of its 737-800 aircraft that automatically provides a confidential report on the procedures followed by pilots. Based on an analysis of these reports, Ryanair is able to identify and take steps to rectify any deviations from normal operating procedures, thereby ensuring adherence to its flight safety standards.

                               AIRPORT OPERATIONS

Airport Handling Services

     Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at the other airports it serves. Servisair plc provides Ryanair's ticketing, passenger and aircraft handling and ground handling services at many of these airports in Ireland and the U.K., excluding London (Stansted) (where these services are provided primarily by Swissport Ltd.), while similar services in continental Europe are generally provided by the local airport authority, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices, although some may have periodic increases linked to inflation. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of such contracts may be terminated by either party before their fixed term upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on Third Party Service Providers."

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

     The Irish Commission for Aviation Regulation (the "CAR") is currently responsible for regulating charges at Dublin Airport. In August 2001, the CAR issued a determination in relation to charges which are to remain in effect for five years, beginning September-24, 2001. The base charges for 2002 were approximately 5% lower than the charges previously in effect, and an efficiency factor (RPI-X) provides that the charges will decrease by the efficiency factor minus the level of inflation in Ireland. The maximum charges permitted to be levied at Dublin Airport remained essentially unchanged from calendar 2003 to 2005. However, in late September 2005, the CAR approved an increase in airport charges of more than 22%, to take effect on January 1, 2006. On March 30, 2006, following an appeal by the Dublin Airport Authority ("DAA"), charges at Dublin Airport were increased by an additional 3%. On September 5, 2006, the CAR announced the launch of a public consultation to review and obtain feedback on the levels of airport charges at Dublin Airport. Ryanair is vigorously opposed to these increases in charges; however, as a result of these increases, the Company increased the amount of charges added to its base fares and, accordingly, does not anticipate any material adverse impact on the Company's financial results.

     In July 2004, the Irish government enacted the State Airports Act 2004 (the "State Airports Act"), which contemplates the break up of Aer Rianta, the former Irish Airport Authority, into three competing airports at Dublin, Cork, and Shannon managed by independent airport authorities under state ownership. Under the State Airports Act, Aer Rianta was re-named as the DAA as of October 1, 2004.

     On February 12, 2004, the European Commission ruled that certain concessions granted to Ryanair by the Walloon Government in connection with its operations in Brussels (Charleroi) constituted illegal state aid. Ryanair is currently appealing this decision to the European Court of Justice. The Walloon Region also initiated proceeding in 2005 to recover start-up costs that had been reimbursed to Ryanair in connection with its establishment of the Charleroi base. Following the Charleroi decision, several competing airlines have challenged other agreements between Ryanair and publicly owned airports. Air France challenged Ryanair's agreement with Strasbourg Airport, leading to the cancellation of the London to Strasbourg route in 2003. In July 2006, Air France announced that it was challenging Ryanair's arrangement with Marseille Airport for the use of a low cost facility. A competing airline in Germany has challenged Ryanair's agreement with Hamburg Lubeck Airport, even though this airport is now privately owned and offering the same arrangements to Ryanair and all other airlines. Separate similar proceedings relating to a number of other European airports are currently pending in lower courts. As Ryanair currently benefits from similar concessions on a number of its routes, negative outcomes in these proceedings could have a material adverse effect on its airport charges and profitability. In addition, on September 6, 2005, the European Commission announced new guidelines on the financing of airports and the provision of start-up aid to airlines by certain publicly owned airports. See "Item-3. Risk Factors--Risks Related to the Company--The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports" and "Item-8. Financial Information--Other Financial Information--Legal Proceedings."

     In April 2005, Ryanair announced that it had reached an out-of-court settlement of all of the legal challenges surrounding fuel levy charges at Stansted Airport imposed by BAA plc and Stansted Airport Limited (together "BAA"), the companies that operate London's Heathrow, Gatwick and Stansted Airports. Ryanair had commenced an action against BAA in July 2004 on grounds of overcharging in respect of fuel levies at Stansted. BAA responded by filing a separate action against Ryanair alleging that Ryanair had repudiated its contract with BAA and sought payment of fuel levies withheld by Ryanair in connection with the dispute. As part of the April 2005 settlement, Ryanair paid BAA the amounts it had been withholding, while BAA has withdrawn its claims that Ryanair breached its contract at Stansted. For the period from April 1, 2005, through the next regulatory review period starting in April 2008, BAA has reduced its fuel levy charge at Stansted from 0.680 U.K. pence per liter to
0.412 U.K. pence per liter. As a result of this agreement, Ryanair expects its fuel levy savings to exceed GBP1million per year.

     Following the December 2003 publication of the U.K. government's White Paper on Airport Capacity in the Southeast of England, BAA in 2004 announced plans to spend up to U.K. GBP4 billion on a multi-year project to construct a second runway and additional terminal facilities at London Stansted Airport, with a target opening date of 2013. The project is subject to regulatory approvals and pending legal challenges, and remains in the planning stage. Ryanair and other airlines using Stansted support the principle of a second runway at Stansted but are opposed to this profligate development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately tripling from the current level. Any such increase could mean that low fares airlines will not be able to grow at Stansted and their existing operations could be at risk. BAA has failed to consult with users of Stansted on the project, and Ryanair intends to oppose these attempts by BAA to proceed with a U.K.GBP4 billion project when in Ryanair's opinion a second runway and a terminal extension should not cost more than U.K.GBP1 billion. The U.K. Office of Fair Trading ("OFT") announced in July 2006 that it would investigate BAA's dominant position in London and other markets in the U.K. As part of its submissions to the OFT, Ryanair has called for the break-up of BAA.

     In March 2006, Ryanair announced a reduction in services at Cork Airport following an announcement by the airport that it was increasing various airport charges, in some cases by as much as 300%. These price increases were the result of debts incurred in the development of certain facilities, to which Ryanair had strongly objected in light of their significant cost. In July 2006, Ryanair announced that it was reducing services to Sweden as a result of the Swedish government's introduction of a substantial environmental tax. Ryanair will continue to resist airport charge increases and the introduction of significant additional taxes by national governments.

     In September 2006, the DAA announced that it was planning to build a new terminal (Terminal 2) at Dublin airport at a cost of approximately EUR609 million. If such a project is approved by the planning authorities, it could mean that charges at Dublin Airport would increase significantly, possibly tripling from their current level. Such a level of increase could impede the growth of low fares carriers and could negatively affect their existing operations in Dublin.

                                      FUEL

     The cost of jet fuel accounted for 34.5% and 26.3% of Ryanair's total operating expenses in the fiscal years ended March 31, 2006 and 2005, respectively, in each case after giving effect to the Company's fuel hedging activities and excluding de-icing costs. Jet fuel costs increased substantially in the fiscal years ended March 31, 2006 and 2005 and are currently near historically high levels.

     The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and because of Ryanair's low fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise may be limited.

     Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements. In light of the recent significant and unpredictable increases in oil prices, the Company now enters into any such hedging arrangements on a more selective basis. See "Item 3. Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects-Fiscal Year 2006 Compared with Fiscal Year 2005-Fuel and Oil."

     The following table details Ryanair's fuel consumption and costs for scheduled operations (thus excluding fuel costs related to now-discontinued charter operations and de-icing costs), after giving effect to the Company's fuel hedging activities, for the fiscal years ended March 31, 2005 and 2006. The excluded de-icing costs amounted to EUR4,726,830 and EUR6,090,400, respectively, for the fiscal years ended March 31, 2005 and 2006. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company's route network, types of aircraft operated and number of sectors flown have increased; the Company therefore believes including these costs would distort the year-to-year cost comparison.


                                                                               Fiscal Year ended March 31,
                                                                          -------------------------------------
                                                                               2006                   2005
Scheduled fuel consumption                                                -------------------------------------

    (U.S.-gallons).................................                          308,742,674            245,817,605
Available seat miles (ASM).........................                       24,282,100,345         17,812,432,791
Scheduled fuel consumption (U.S.-gallons)
    per ASM........................................                                0.013                  0.014
Total scheduled fuel costs.........................                       EUR456,375,897         EUR260,549,213
Cost per gallon....................................                             EUR1.478               EUR1.060
Total scheduled fuel costs as a percentage
    of total operating costs.......................                                34.5%                  26.3%

                                       36
                                    INSURANCE

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

     The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the 9/11 terrorist attacks. Aircraft hull war liability indemnities for amounts above $50 million were, in the absence of any alternative cover, provided by the Irish Government at pre-September-11 levels of coverage on the basis of a per passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged cover to replace that provided by the Government indemnity on the basis of a per passenger surcharge and an additional surcharge based on hull values. As a result, Ryanair's insurers have indicated that the scope of the Company's current act of war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage. Ryanair to date has passed increased insurance costs on to passengers by means of a special "insurance levy" on each ticket.

     During fiscal year 2006, Ryanair established Ladoga Insurance Ltd, now a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. Ladoga's activities are currently limited to underwriting a portion of the Company's aviation insurance program, which covers not only the Company's aircraft but also its liability to passengers and to third parties. Ladoga reinsures virtually all of the risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of Ladoga's current maximum aggregate exposure not presently subject to such reinsurance agreements being equal to approximately US$8 million.

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

                                   FACILITIES

   The following are the principal properties owned or leased by the Company:


                                      Site Area     Floor Space
Location                            (Sq. Meters)   (Sq. Meters)     Tenure                   Activity
--------------------                ------------   ------------    --------    ----------------------
Dublin Airport                          1,116          1,395       Leasehold   Corporate Headquarters
Phoenix House,                          2,566          3,899       Freehold    Reservations Center
Conyngham Road,
Dublin
Satellite 3,                             605            605        Leasehold   Sales Office and Operations Center
Stansted Airport
Dublin Airport (Hangar)                 2,993          2,175       Leasehold   Aircraft Maintenance
East Midlands Airport                   3,647          3,647       Freehold    Simulator and training center
Skavsta Airport (Hangar)                1,936          1,936       Leasehold   Aircraft Maintenance
Prestwick Airport (Hangar)              4,052          4,052       Leasehold   Aircraft Maintenance
Stansted Storage Facilities              378            531        Leasehold   Aircraft Maintenance



     Ryanair has agreements with the DAA (the successor to Aer Rianta), the Irish government authority charged with operating Dublin airport, to lease ticket counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London Stansted are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Servisair plc or other service providers.

     In May 2002, the then-Minister for Transport of Ireland completed a review of Ireland's airport facilities and requested proposals from interested parties for the development of new terminals and piers at Dublin Airport. Ryanair submitted a proposal to the government, as did several other interested parties. However, in June 2005, the Irish government announced that it would allow the DAA to build and operate the new terminal, and in September 2005 the DAA proposed a EUR1.2 billion, 10-year program for its construction. In July 2005, Ryanair initiated legal proceedings in the Irish High Court against the government on the basis that its decision violated EU and Irish competition and public procurement laws. Ryanair subsequently withdrew from these proceedings but continues to campaign against the DAA's construction plans in light of what it views as the excessive cost of these new facilities.

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

     Ryanair has also registered the CTM for the word "Ryanair" and for "Ryanairhotels.com." Ryanair has not registered either its name or its logo as a trademark in Ireland, as CTM registration provides all of the protection available from an Irish registration, and management believes there are therefore no advantages in making a separate Irish application.

                              GOVERNMENT REGULATION

Liberalization of the EU Air Transportation Market

     Ryanair began its flight operations in 1985, during a decade in which the governments of Ireland and the U.K. liberalized the bilateral arrangements for the operation of air services between the two countries. In 1992, the Council of Ministers of the EU adopted a package of measures intended to liberalize the internal market for air transportation in the EU, including measures allowing EU air carriers substantial freedom to set air fares, allowing EU air carriers greatly enhanced access to routes within the EU and introducing a licensing procedure for EU air carriers. Beginning in April-1997, EU air carriers have generally been able to provide passenger services on domestic routes within any EU Member State outside their home country of operations without restriction. See also "--Industry Overview--European Airline Market."

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

     Commission  for  Aviation  Regulation.   The  CAR  is  currently  primarily
responsible for deciding maximum airport charges only at Dublin Airport. See "--Airport Operations--Airport Charges" above.

     The CAR also has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licenses under the provisions of Council Regulation 2407/92. An operating license is an authorization permitting the holder to carry out carriage by air of passengers, mail and/or cargo. The criteria for granting an operating license include, inter alia, an air carrier's financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating license, Irish and EU regulations require that (i)-the air carrier must be owned and continue to be owned directly or through majority ownership by EU Member States and/or nationals of EU Member States and (ii)-the air carrier must at all times be effectively controlled by such EU Member States or EU nationals. The CAR has broad authority to revoke an operating license. See-"Item
10. Additional Information--Limitations on Share Ownership by Non-EU Nationals."

     Ryanair's current operating license was awarded effective December 1, 1994, reviewed on November-30, 1999, and is subject to review and renewal each year.

     The CAR is also responsible for deciding whether a regulated airport should be co-ordinated or fully co-ordinated under Council Regulation No. 95/93 on slots, and authorizing ground handling operations under Council Directive 96/67/EC and its implementing legislation. In April 2005, the CAR announced that Dublin Airport would be fully slot coordinated beginning in March 2006. Ryanair successfully challenged this decision in the Irish High Court and the decision was overturned in July 2006. See "-Slots" below for additional information.

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

     The European Aviation Safety Agency. EASA is an agency of the EU which has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No. 1592/2002 of the European Parliament and the Council of July 15, 2002, on common rules in the field of civil aviation and establishing a European Aviation Safety Agency. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety; oversee their uniform application across Europe; and promote them at the global level. EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness and maintenance issues within the EU Member States.-

     In order to achieve continuity in the mutual acceptance and recognition of certificates and approvals between EASA and non-EASA states, a framework has been developed under which the JAA retains its functions and responsibilities in operations and licensing, while acting as a service provider to EASA in certification and maintenance.

     Eurocontrol. The European Organization for the Safety of Air Navigation ("Eurocontrol") is an autonomous European organization established under the Eurocontrol Convention of December-13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe. Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented into Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services provided for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided, upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft.

     The legislation authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be on board the aircraft when it is detained, and may result in the possible sale of the aircraft.

     The European Commission is in the process of introducing a "single European sky policy," which would bring changes to air traffic management and control within the EU.- The "single European sky policy" currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and the use of the airspace and the interoperability of the European air traffic management network. The objective of the policy is to enhance safety standards and the overall efficiency for general air traffic in Europe.

     On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by certain regional airports, based on the European Commission's finding in the Charleroi case, which Ryanair has appealed. The guidelines apply only to publicly owned regional airports and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines, however, apply only in cases where the terms offered by a public airport are in excess of what a private airport would have offered in a similar situation. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost deals from both. Ryanair therefore considers that the guidelines will have no impact on its business.

     The European Commission has proposed legislation calling for the transparency of airline fares, which would require the inclusion of all taxes, fees and charges in the advertised price. Ryanair currently includes this information in its advertised fares where other airlines in the market do so.

Registration of Aircraft

     Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the "Order"), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i)-a citizen of Ireland or a citizen of another Member State of the EU having a place of residence or business in Ireland or (ii)-a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another Member State of the EU and not less than two-thirds of the directors of which were citizens of Ireland or of another Member State of the EU. As of the date of this report, eight of the nine directors of Ryanair Holdings are citizens of Ireland or of another Member State of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizen or company in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular, (i)-if the ownership requirements are not met, (ii)-the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type or (iii)-if the IAA decides in any case that it is satisfied that it is inexpedient in the public interest for the aircraft to remain registered in Ireland.

Regulation of Competition

     Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the common market or any substantial part of the common market may not abuse such a dominant position. Ryanair is subject to the application of the general rules of EU competition law as well as specific rules-on competition in the airline sector (principally, Council Regulation (EEC) 3975/87, as amended).

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

     Competition law in Ireland is primarily embodied in the Competition Act 2002. This Act is modeled on the EU competition law system. The Irish rules-generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules-are enforced either by public enforcement (primarily by the Competition Authority) through both criminal and civil sanctions or by private action in the courts. These rules-apply to the airline sector, but are subject to EU rules that override any contrary provision of Irish competition law.

     State Aid. The EU rules control aid granted by Member States to businesses on a selective or discriminatory basis. The EU Treaty prevents Member States granting such aid unless approved in advance by the EU. Any such grant of state aid to an airline is subject to challenge before the EU or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting Member State, together with interest thereon. See "Item-3. Key Information--Risk Factors--Risks Related to the Company-The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports" and "Item-8. Financial Information--Other Financial Information--Legal Proceedings."

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

     Company  Facilities.  Environmental  controls are  generally  imposed under
Irish law through property planning legislation specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning, and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU Directives and Regulations, which Ryanair adheres to. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair's engineering facilities at Dublin Airport and Glasgow (Prestwick). However, at all times Ryanair's storage and handling of these substances complies with the relevant regulatory requirements. In our Glasgow (Prestwick) maintenance facility, all normal waste is removed under the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998 (contaminated waste). At all other facilities Ryanair adheres to all local and EU regulations.

     Ryanair's Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in "next generation" aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. Ryanair is currently the industry leader in terms of environmental efficiency and is constantly working towards improving its performance.

     In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair's older Boeing 737-200A aircraft have been replaced with Boeing 737-800 "next generation" aircraft and as of September 15, 2006, Ryanair operates a single aircraft type fleet of 107 aircraft with an average age of only 2.75 years. The design of the new aircraft is aimed at minimizing drag, thereby further reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Ryanair has a further 142 aircraft of this type on order from Boeing and options on another
169. See "-Aircraft" above for details on Ryanair's fleet plan.

     Ryanair has undertaken the process of installing winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. Ryanair expect the installation of winglets on its Boeing 737-800 "next generation" aircraft to reduce both the rate of fuel burn and carbon dioxide emissions by a further 2% to 4% and also to reduce noise emissions. The Company plans to have its winglet program on existing aircraft completed by December 31, 2006.

     Furthermore, by moving to an all Boeing 737-800 "next generation" fleet, Ryanair has reduced the unit emissions per passenger due to the inherent capacity increase in the 737-800 aircraft. The Boeing 737-800 "next generation" aircraft have a significantly superior fuel burn to passenger mile ratio than Ryanair's former fleet of 737-200A aircraft.

     In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment; it:

          o operates with a high-seat density of 189 seats and an all economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat kilometer flown;

          o    has reduced per-passenger emissions through higher load factors;

          o better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions, and reduces the need for new airport infrastructure;

          o seeks to provide direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduce the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and

          o    has  no  late  night  departures  of  aircraft,   reducing  noise
               emissions.

     Emissions Trading. The European Commission is currently considering proposals to include air transportation in the European Emissions Trading Scheme
(ETS). The ETS is likely to result in the imposition of an "emission levy" on airlines, particularly on those that have already heavily invested in cleaner aircraft technology and more efficient operations, as they will have much less ability to further reduce emissions in a cost effective manner. We believe that this additional cost imposed on airlines will increase fares and damage the competitiveness of the industry.

     Ryanair and the European Low Fares Airline Association have called on the European Commission to conduct a proper cost/benefit analysis before proceeding with any legislative proposals that could impose significant costs on the airline industry.

     Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Ryanair believes that the application of the ETS will only increase airline costs.

     Fuel Taxes/Emissions Levies. Ryanair is fundamentally opposed to the introduction of any fuel tax or emissions levy. Ryanair has and continues to offer the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair believes that the imposition on airlines of a tax on fuel or emissions will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

     As a company, Ryanair believes in free market competition and that the imposition of any of the above measures would favor the flag carriers - which generally have smaller and older aircraft, lower load factors, a much higher fuel burn per passenger, and operate primarily into congested airports - and reduce competition. Furthermore, the introduction of a fuel tax or emissions levy at a European level only would distort competition between airlines operating solely within Europe and those operating also outside of Europe. We believe that the introduction of such a tax or levy would also be incompatible with international law.

Slots

     Currently, 26 of the airports served by Ryanair, including its bases at London (Stansted), Milan (Bergamo), Rome (Ciampino) and Barcelona (Girona), are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In April 2005, the CAR announced that Dublin Airport will be fully slot coordinated, beginning in March 2006. Ryanair challenged this decision in the Irish High Court on grounds that the CAR failed to apply the criteria in Regulation 95/93, which require a thorough capacity analysis at the airport and consultation with the airlines and airport on ways to avoid the need for full coordination, prior to taking its decision. The Irish High Court overturned the decision of the CAR and Dublin Airport has reverted to a "schedules facilitated" scheme. On August 1, 2006, the CAR announced that it would commission an analysis of the service capacity of Dublin Airport, in order to assess the appropriate organization of schedules at Dublin Airport.

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

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with the audited Consolidated Financial Statements of the Company and the notes thereto included in Item-18. Those financial statements have been prepared in accordance with IFRS. For a detailed discussion of differences between IFRS and U.S. GAAP, see Note-27 to the Consolidated Financial Statements included in Item 18.

                                     HISTORY

     Ryanair's current business strategy dates to the early 1990s, when a new management team, including the current chief executive, commenced the restructuring of Ryanair's operations to become a low fares airline based on the low cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger service between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August-1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

     From 1997 through September 2006, Ryanair launched service on approximately 370 routes throughout Europe, and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin,
Ryanair established Dublin, London (Stansted), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Rome
(Ciampino), Barcelona (Girona), Nottingham East Midlands, London (Luton), Liverpool, Shannon, Pisa and Cork airports as bases of operations. Ryanair has increased the number of passengers flown from 4.9 million in 1999 to approximately 35 million in fiscal 2006, taken delivery of 107 Boeing 737-800 aircraft, and now serves 115 airports while employing over 3,850 people.

     Ryanair expects to have 133 aircraft in its operating fleet by March 31, 2007. During the period through December 2012, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company's fleet to 249 aircraft by that date, with that number increasing should Ryanair choose to exercise any of the 169 options remaining under its current contracts with Boeing. See "--Liquidity and Capital Resources" and "Item-4. Information on the Company--Aircraft" for additional details.

                                BUSINESS OVERVIEW

     Since Ryanair pioneered its low fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly as Ryanair has substantially increased capacity. Ryanair's annual scheduled flown passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 35 million passengers in fiscal year 2006.

     Ryanair's revenue passenger miles ("RPMs") increased from 13,862.3 million in fiscal year 2005 to 18,832.5 million in fiscal year 2006, due primarily to an increase in scheduled available seat miles ("ASMs") from 17,812.4 million in fiscal year 2005 to 24,282.1 million in fiscal year 2006. Scheduled passenger revenues increased from EUR1,128.1 million in fiscal year 2005 to EUR1,433.3 million in fiscal year 2006. During this period, flown passenger load factors were 78% in fiscal year 2005 and 77% in fiscal year 2006. Average yield per RPM was EUR0.081 in fiscal year 2005 and EUR0.076 in fiscal year 2006. The decrease in average yield per RPM in fiscal years 2005 and 2006 was principally attributable to an increase in seat capacity, increased competition in the market and an increase in average sector length without a corresponding increase in average yield per passenger, or the amount of scheduled revenues per passenger flown. The Company expects average yields to be relatively stable during fiscal year 2007, largely as a result of reduced price pressure as a result of fuel surcharges imposed by many of Ryanair's competitors (but not by Ryanair).

     The combination of expanding passenger volumes and capacity, high load factors and aggressive cost containment has enabled Ryanair to continue to generate operating profits and profits after taxation despite increasing price competition. Ryanair's break-even load factor was 65% in fiscal year 2005 and 68% in fiscal year 2006. Cost per ASM remained flat at EUR0.053 in both fiscal year 2005 and fiscal year 2006, primarily due to higher fuel costs. Ryanair recorded an operating profit of EUR340.7 million in fiscal year 2005 and EUR375.0 million in fiscal year 2006, and profit after taxation of EUR280.0 million in fiscal year 2005 and EUR306.7 million in fiscal year 2006. Ryanair recorded seat capacity growth of approximately 27% in fiscal 2006, compared to 15% in fiscal 2005, and expects capacity to increase by approximately 21% in fiscal 2007, reflecting the current aircraft delivery timetable under the Company's contracts with Boeing.

     The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, overall passenger traffic volume, the availability of new airports for expansion, fuel prices, the airline pricing environment in a period of increased competition, the ability to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations, economic and political conditions in Ireland, the U.K. and the EU, terrorist threats or attacks within the EU, seasonal variations in travel, developments in government regulations, litigation and labor relations, foreign currency fluctuations, competition and the public's perception regarding the safety of low fares airlines and changes in aircraft acquisition, leasing, and other operating costs, as well as the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to continue to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the current shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers, as well as the Company's decision to enter into fuel hedging arrangements on a more selective basis. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. In addition, the financing of new and existing 737-800 aircraft will significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism increased dramatically following the 9/11 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. See "Item 3. Key Information-Risk Factors-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry; Further Terrorist Attacks, particularly in Markets Significant to Ryanair, Could Have a Material Adverse Impact on the Company."

                            RECENT OPERATING RESULTS

     As  of  April  1,  2005,   Ryanair  prepares  its  consolidated   financial
statements, in accordance with IFRS as adopted by the European Union. See "-Transition to International Financial Reporting Standards" below for a discussion of the most significant differences between IFRS and Irish GAAP that affect the Company's financial statements.

     For the quarter ended June 30, 2006 (the first quarter of the Company's fiscal year 2007), Ryanair recorded an increase in operating profit of 71.1%, from EUR79.9 million in the first quarter of fiscal 2006 to EUR136.7 million in the first quarter of fiscal 2007. Total operating revenues increased 40.0%, from EUR404.6 million in the first quarter of fiscal year 2006 to EUR566.6 million in the first quarter of fiscal 2007, primarily as a result of an increase of approximately 41.5% in scheduled passenger revenues, which totaled EUR490.0 million for the quarter, as well as a 31.3% increase in ancillary revenues to EUR76.6 million. Operating expenses increased at a lower rate, rising by 32.4%, from EUR324.8 million in the three months ended June-30, 2005 to EUR429.9 million in the three months ended June-30, 2006, as fuel costs increased by 52.4%, totaling EUR167.5 million, and other costs related to the growth of Ryanair's fleet and route network and the general level of activity (particularly route charges and airport and handling costs) also increased. The Company had total cash of EUR2,184.4 million at June 30, 2006, as compared with EUR1,972.0 million at March 31, 2006. The Company had cash and liquid resources of EUR1,042.4 million at June 30, 2006, as compared with EUR1,439.0 million at March 31, 2006, as increased cash flows from operating activities were offset by an increase in cash > 3 months, from EUR328.9 million at March 31, 2006 to EUR938.0-million at June 30, 2006, to benefit from increased long-term interest rates. Capital expenditures for the quarter, primarily relating to deposit payments for future aircraft deliveries, totaled EUR21.3 million, as compared with EUR13.4 million in the first quarter of 2006.

                          CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of Ryanair's financial condition and results of operations is based on its Consolidated Financial Statements, which are included in Item-18 and prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. For additional information regarding differences between IFRS and U.S. GAAP, please refer to Note 27 to the Consolidated Financial Statements included in Item 18. IFRS also differs from Irish GAAP, under which the Company prepared its financial statements for periods ending before April 1, 2005. See "-Transition to International Financial Reporting Standards" below. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates under different conditions or assumptions.

     Ryanair believes that its critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the Consolidated Financial Statements included in Item 18 and the discussion and analysis below. For additional detail on these policies, see Note 1, "Significant accounting policies," to the Consolidated Financial Statements included in Item 18.

Long lived assets

     As of March 31, 2006, Ryanair had EUR2.53 billion of long-lived assets, including EUR2.52 billion of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Reclassification of certain ancillary revenues and costs

     In order to more accurately reflect the structure of certain of the Company's ancillary contracts, starting with the quarter ended June 30, 2005, and for future periods, the Company has chosen to change the method of recording certain ancillary revenues and costs (primarily relating to car hire and travel insurance, which are now predominantly booked through Ryanair.com, rather than the Company's call center, as historically had been the case). The change in method reflects the fact that the Company now receives revenues from these services primarily in the form of commissions from the third-party service provider, with few associated costs being incurred; previously, the Company had simultaneously recorded the full amount of the revenues received from the end customer for given services and a related cost for the significant portion of such revenues owed to the third-party service providers. This change resulted in reductions in ancillary revenues of EUR25.8 million in the fiscal year ended March 31, 2006, and EUR17.5 million in the fiscal year ended March 31, 2005, from the amounts that would have been recorded under the previous method in those periods, with corresponding reductions in other costs for those periods. The change in method did not have any effect on the Company's operating income or net income in either period.

                              RESULTS OF OPERATIONS

     The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:


                                                                                      Fiscal Year ended March 31,
                                                                                -------------------------------------
                                                                                  2006                         2005
                                                                                -------------------------------------
Total Revenues........................................                            100%                         100%
  Scheduled Revenues..................................                            84.7                         85.5
  Ancillary Revenues..................................                            15.3                         14.5
Total Operating Expenses..............................                            77.8                         74.2
  Staff Costs.........................................                            10.1                         10.7
  Depreciation and Amortization.......................                             7.4                          8.4
  Fuel and Oil........................................                            27.3                         20.1
  Maintenance, Materials and Repairs..................                             2.2                          2.0
  Marketing and Distribution Costs....................                             0.8                          1.5
  Aircraft Rentals....................................                             2.8                          2.5
  Route Charges.......................................                             9.7                         10.3
  Airport and Handling Charges........................                            12.8                         13.6
  Other...............................................                             5.1                          6.0
  Purchase Accounting Adjustment(a)...................                               -                        (0.9)
  Aircraft Insurance Claim(b).........................                           (0.4)                            -
                                                                                -------------------------------------
Operating Profit......................................                            22.2                         25.8
Net interest (expense) income.........................                           (2.1)                        (2.2)
Other Income (Expenses)...............................                           (0.1)                        (0.2)
                                                                                -------------------------------------
Profit before Taxation................................                            20.0                         23.4
Taxation..............................................                             1.9                          2.2
                                                                                -------------------------------------
Profit after Taxation.................................                           18.1                          21.2
                                                                                =====================================

(a) Subsequent to the acquisition of Buzz Stansted Ltd. in April 2003, Ryanair renegotiated the terms and conditions of certain onerous leases and agreed to return the aircraft to the lessors in late 2004, thereby releasing Ryanair from any remaining lease obligations at that time. IFRS 3 provides that such an adjustment must be made only in the 12-month period following the acquisition, and, accordingly, as the event occurred more than 12 months after the acquisition date, this adjustment resulted in a one-off, non-cash credit to the income statement for the fiscal year ended March 31, 2005 of EUR11.9 million.

(b) Operating expenses in fiscal 2006 included a credit of EUR5.9 million arising from the settlement of an insurance claim for the scratches on six Boeing 737-200 aircraft.


                 FISCAL YEAR 2006 COMPARED WITH FISCAL YEAR 2005

     Profit after Taxation. Ryanair's profit on ordinary activities after taxation increased by 9.5%, from EUR280.0 million in the fiscal year ended March 31, 2005, to EUR306.7 million in the fiscal year ended March 31, 2006, primarily reflecting a 28.3% increase in total operating revenues from EUR1,319.0 million to EUR1,692.5 million. The increase in revenues reflected an increase of 27.1% in scheduled revenues and of 35.7% in ancillary revenues, each as described in more detail below. Total revenue per passenger increased by approximately 2%, primarily due to an approximately 1% increase in average fares and the growth in ancillary revenues. Ryanair's profit on ordinary activities before taxation increased 9.6%, from EUR309.2 million in the fiscal year ended March 31, 2005 to EUR338.9 million in the fiscal year ended March 31, 2006.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 27.1%, from EUR1,128.1 million in the fiscal year ended March 31, 2005, to EUR1,433.4 million in the fiscal year ended March 31, 2006, as overall passengers booked increased 26.1%, from 27.6 million to 34.8 million, reflecting increased scheduled passenger volumes on existing passenger routes, the successful launch of new bases at Liverpool, Shannon and Pisa and in Cork and Nottingham East Midlands in the third and fourth quarters of fiscal 2006, respectively. The higher scheduled revenues also reflected an increase of approximately 1% in average fares. Booked passenger load factors decreased from 84% to 83%.

     Passenger capacity (as measured in ASMs) during fiscal 2006 increased by approximately 36% due to the addition of 21 Boeing 737-800 aircraft, offset in part by the retirement of nine Boeing 737-200A aircraft, as well as an 8.1% increase in the average length of passenger haul and a 21.2% increase in sectors flown. Scheduled passenger revenues accounted for 84.7% of Ryanair's total revenues for the fiscal year ended March 31, 2006, compared with 85.5% of total revenues in fiscal year ended March 31, 2005.

     The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:


                                                                      Fiscal Year ended March 31,
                                                -----------------------------------------------------------------------
                                                              2006                                   2005
                                                -----------------------------------------------------------------------
                                                       (in thousands of euro, except percentage data)

Non-flight Scheduled..............              EUR166,796               64.4%           EUR115,916               60.7%
Car Rental........................               EUR19,752                7.6%            EUR15,706                8.2%
In-flight Sales...................               EUR45,306               17.5%            EUR34,939               18.3%
Internet-Related..................               EUR27,299               10.5%            EUR24,360               12.8%
                                               -----------   -----------------  -------------------  ------------------
Total.............................              EUR259,153              100.0%           EUR190,921              100.0%
                                               ===========   =================  ===================  ==================


     Ancillary Revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and internet-related services, increased 35.7%, from EUR190.9 million in the fiscal year ended March 31, 2005 to EUR259.2 million in the fiscal year ended March 31, 2006. The overall increase reflected higher revenues in each of the components. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, and sales of rail and bus tickets, hotel accommodation and travel insurance, increased 43.9% to EUR166.8 million from EUR115.9-million in fiscal 2005, while car rental revenues increased by 25.8%, to EUR19.8 million from EUR15.7 million. Revenues from in-flight sales increased 29.7%, to EUR45.3 million from EUR34.9 million in fiscal year 2005, although average passenger spending per flight decreased to EUR3.06 from EUR3.12. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website and those earned on services (such as hotel reservations) offered through the website, increased 12.1%, from EUR24.4 million in fiscal year 2005 to EUR27.3 million in fiscal year 2006.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses increased from 74.1% in the fiscal year ended March 31, 2005 to 77.8% in the fiscal year ended March 31, 2006, reflecting the fact that operating expenses grew at a faster rate than our revenues. In absolute terms, total operating expenses increased 34.7%, from EUR978.3 million in the fiscal year ended March 31, 2005, to EUR1,317.5 million in the fiscal year ended March 31, 2006, principally as a result of the increase in scheduled passenger volume and the 21.2% increase in number of sectors flown, which were reflected in increases in fuel expenses, route charges, staff costs and airport and handling charges. The increase in operating expenses also reflected the adverse impact of an increase of approximately 8% in average sector length and higher jet kerosene prices in U.S. dollars that were only partially offset by the strength of the euro against the U.S currency. Nonetheless, total operating expenses per ASM declined by approximately 1.2%, reflecting declines on a per ASM basis in all components other than fuel and oil costs and aircraft rentals.

     The following table sets forth the amounts in euro cents and percentage changes of Ryanair's operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2006 and March 31, 2005 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the Consolidated Financial Statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.


                                                                   Fiscal Year      Fiscal Year
                                                                      Ended            Ended
                                                                 March 31, 2006    March 31, 2005          % Change
                                                                 ________________  _______________        _________
Staff Costs.................................................                 0.71             0.80           -11.2%
Depreciation and Amortization...............................                 0.51             0.62           -17.3%
Fuel and Oil................................................                 1.90             1.49            27.9%
Maintenance, Materials and Repairs..........................                 0.15             0.15             4.4%
Marketing and Distribution..................................                 0.06             0.11           -48.0%
Aircraft Rentals............................................                 0.20             0.19             3.8%
Route Charges...............................................                 0.68             0.76           -11.0%
Airport and Handling Charges................................                 0.89             1.00           -11.1%
Other Operating Expenses....................................                 0.35             0.45           -21.0%
Purchase Accounting Adjustment (a)..........................                    -            -0.07               -%
Aircraft Insurance Claim (b)................................                -0.02                -               -%
                                                                 ________________  _______________        _________
Total Operating Expenses....................................                 5.43             5.50           -1.21%
______________________                                           ================  ===============        =========

(a) Subsequent to the acquisition of Buzz Stansted Ltd. in April 2003, Ryanair renegotiated the terms and conditions of certain onerous leases and agreed to return the aircraft to the lessors in late 2004, thereby releasing Ryanair from any remaining lease obligations at that time. IFRS 3 provides that such an adjustment must be made only in the 12-month period following the acquisition, and, accordingly, as the event occurred more than 12 months after the acquisition date, this adjustment resulted in a one-off, non-cash credit to the income statement for the year to March 31, 2005 of EUR11.9 million.
(b) Operating expenses in fiscal 2006 included a credit of EUR5.9 million arising from the settlement of an insurance claim for the scratches on six Boeing 737-200 aircraft.

     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 11.2% on a per ASM basis, while in absolute terms, these costs increased 21.0%, from EUR141.7 million in the fiscal year ended March 31, 2005, to EUR171.4 million in the fiscal year ended March 31, 2006, primarily reflecting an 17.6% increase in average employee numbers to 3,063 and the impact of pay increases of 3% granted during the year.

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 17.3%, while in absolute terms these costs increased 12.7% from EUR110.4 million in the fiscal year ended March 31, 2005, to EUR124.4 million in the fiscal year ended March 31, 2006, primarily reflecting higher depreciation as a result of the net increase in the size of Ryanair's "owned" fleet from 74 to 86, offset by lower amortization charges due to the retirement of nine 737-200A aircraft and a decline in the cost of amortization of capitalized maintenance of 737-800 aircraft as a result of more favorable terms in Ryanair's new engine maintenance agreement with GE. The increase was also offset in part by the effect of the strength of the euro against the U.S. dollar on the depreciation and amortization charges relating to new aircraft deliveries when expressed in euro.

     Fuel and Oil. Ryanair's fuel and oil costs increased by 27.9% per ASM, and by 74.3% in absolute terms to EUR462.5 million from EUR265.3 million in the fiscal year ended March 31, 2005, in each case after giving effect to the Company's fuel hedging activities. The increase reflected a 21.2% increase in the number of sectors flown, an increase of approximately 8% in the average sector length and the significant increase in the average dollar-denominated fuel price, offset in part by the positive impact of the strengthening of the euro against the U.S. dollar during the period. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) increased nearly 39.6% from EUR1.06 per U.S. gallon in the fiscal year ended March 31, 2005 to EUR1.48 per U.S. gallon in the fiscal year ended March 31, 2006, in each case after giving effect to the Company's fuel hedging activities.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, increased 4.4% on a per ASM basis, while in absolute terms these expenses increased by 42.2%, from EUR26.3 million in the fiscal year ended March 31, 2005, to EUR37.4 million in the fiscal year ended March 31, 2006. The absolute increase reflected the higher number of leased 737-800 aircraft, which grew to 17 from 13 during the year, offset in part by a lower level of maintenance costs incurred due to the improved reliability of the 737-800s operated, the release of maintenance overhaul provisions of EUR5.9 million pre-tax during the year associated with the earlier-than-scheduled return of six leased 737-300s, the retirement of the remaining nine 737-200As and the positive impact of the strengthening of the euro against the U.S. dollar during the period. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

     Marketing and Distribution Costs. Ryanair's marketing and distribution costs per ASM decreased 48.0%, while in absolute terms these costs decreased by 29.1%, from EUR19.6 million in the fiscal year ended March 31, 2005 to EUR13.9 million fiscal year ended March 31, 2006. The decrease in absolute terms was primarily the result of a reduction in the level of marketing activity and related expenditures.

     Aircraft Rentals. Ryanair recorded EUR47.4 million in aircraft rental expense during the fiscal year ended March 31, 2006, a 119.8% increase from the EUR21.5 million reported in fiscal year 2005, reflecting the additional four 737-800 aircraft on lease during the year. This EUR21.5 million amount for fiscal year 2005 included an EUR11.9 million credit due to a change in the accounting treatment of business combinations following the adoption of IFRS, which related to the reversal of certain aircraft lease provisions arising on the acquisition of Buzz and was reflected in a reduction of aircraft rentals in the income statement for fiscal year 2005. An additional expenditure of $5.5 million was incurred on short-term leases during the fourth quarter of fiscal 2006, due to a combination of a delay in aircraft deliveries due to a strike of Boeing machinists in September 2005 and the impact of the delayed conversion training of some Dublin pilots to enable them to fly the new Boeing 737-800 aircraft, was largely offset by the decrease in costs resulting from the early return of six leased 737-300 aircraft to ILFC.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM decreased 11.0% in the fiscal year ended March 31, 2006, while airport and handling charges per ASM decreased 11.1%. In absolute terms, route charges increased 21.3%, from EUR135.7-million in the fiscal year ended March 31, 2005, to EUR164.6-million in the fiscal year ended March 31, 2006, primarily as a result of the 21.2% increase in sectors flown and the increase of approximately 8% in average sector length, as well as an increase in route charges based on aircraft weight, as the average weight of the fleet increased due to the higher proportion of 737-800s, offset in part by a reduction in enroute charges in certain EU countries. In absolute terms, airport and handling charges increased 21.3%, from EUR178.4 million in the fiscal year ended March 31, 2005, to EUR216.3 million in the fiscal year ended March 31, 2006, reflecting the overall growth in passenger volumes as well as increased costs at certain airports already served by Ryanair, the effects of which were offset in part by lower average costs at new airports and bases.

     Other Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 21.0% on a per ASM basis in the fiscal year ended March 31, 2006, although in absolute terms these costs remained virtually unchanged, from EUR79.5 million in the fiscal year ended March 31, 2005 to EUR79.6 million in the fiscal year ended March 31, 2006. Other expenses recorded in fiscal year 2006 reflected an exceptional credit of EUR5.9 million, arising from the settlement of an insurance claim relating to scratches on six 737-200A aircraft that were retired early during 2003. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect overhead costs, while the increase in absolute terms was primarily attributable to the increased passenger volumes.

     Operating Profit. As a result of the factors outlined above, operating profit decreased 19.3% on a per ASM basis in the fiscal year ended March 31, 2006, but increased 10.1% in absolute terms, from EUR340.7 million in the fiscal year ended March 31, 2005, to EUR375.0 million in the fiscal year ended March 31, 2006.

     Finance Income. Ryanair's interest receivable and similar income increased 34.8%, from EUR28.3 million in the fiscal year ended March 31, 2005 to EUR38.2 million in the fiscal year ended March 31, 2006, primarily reflecting higher average cash balances on hand due to Ryanair's continuing profitability, as well as higher average interest rates on deposit during the year.

     Finance Expense. Ryanair's interest payable and similar charges increased 28.3%, from EUR57.6 million in the fiscal year ended March 31, 2005, to EUR74.0 million in the fiscal year ended March 31, 2006, reflecting the increase in debt related to the acquisition of additional 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

     Foreign Exchange Gains (Losses). Ryanair's foreign exchange losses decreased to EUR1.2 million in the fiscal year ended March 31, 2006, from EUR2.3 million in the fiscal year ended March 31, 2005, primarily due to the positive impact of changes in the sterling and U.S. dollar exchange rates against the euro.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2006 was 9.5%, compared to 9.4% in the fiscal year ended March 31, 2005. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%, the positive impact of Ryanair.com (which benefits from a reduced corporation tax rate) and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. Ryanair recorded an income tax provision of EUR32.2 million for the fiscal year ended March 31, 2006, compared to an income tax provision of EUR29.2 million for the fiscal year ended March 31, 2005.

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

                            U.S. GAAP RECONCILIATION

     The Company's  consolidated  net income  determined in accordance with U.S.
GAAP was EUR314.8 million and EUR283.4 million for the fiscal years ended March 31, 2006 and 2005, respectively, as compared with net income of EUR306.7 million and EUR280.0 million, respectively, for the same periods, as determined under IFRS.

     The Company's total assets determined in accordance with U.S. GAAP were EUR4,672.9 million and EUR3,870.40 million at March 31, 2006 and 2005, respectively, as compared with EUR4,634.2 million and EUR3,818.2 million, respectively, under IFRS. Shareholders' equity determined in accordance with U.S. GAAP was EUR2,020.4 million and EUR1,629.8 million at March 31, 2006 and 2005, respectively, as compared with EUR1,992.0 million and EUR1,734.5 million, respectively, under IFRS. The main differences affecting the determination of shareholders' equity at March 31, 2006 include the different treatment of pension costs and capitalized interest on aircraft acquisitions. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the Company's consolidated net income and shareholders' equity, see Note-27 to the Consolidated Financial Statements included in Item 18.

            TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

     From April 1, 2005, Ryanair Holdings is required to prepare its annual consolidated financial statements under IFRS as adopted for use in the EU. The Company's first results to be reported under IFRS were its interim results for the quarter ended June 30, 2005. The Company's first annual report under IFRS was prepared for the fiscal year ending March 31, 2006. In relation to this transition to IFRS, in April 2005 the SEC adopted amendments to Form 20-F to provide a one time accommodation relating to first financial statements prepared under IFRS for foreign private issuers registered with the SEC. This accommodation permits Ryanair Holdings for its first year of reporting under IFRS to report two years rather than three years of statements of income, changes in recognized income and expense and cash flows prepared in accordance with IFRS, with appropriate related disclosure and respective reconciliation of financial statement items to U.S. GAAP. For a description of the changes resulting from the transition to IFRS, see Note-26 to the Consolidated Financial Statements included in Item 18.


                      RECENTLY ISSUED ACCOUNTING STANDARDS

     Please see Note 1 to the Consolidated Financial Statements included in Item 18 for information on recently issued accounting standards that are material to the Company.

                        LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources under IFRS at March 31, 2005 and 2006 of EUR1,605.7 million and EUR1,972.0-million, respectively, with the increase at March 31, 2006 primarily reflecting the growth in profits, offset in part by cash used to fund the purchase of tangible assets, primarily the new Boeing 737-800 aircraft. During the year, the Company funded its EUR546.2 million in purchases of tangible assets with EUR386.8 million in loans and EUR159.4 million in cash generated from operations. Cash and liquid resources at both March 31, 2005 and March 31, 2006 included EUR200.0 million in "restricted cash" held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations, as well as EUR4.0 million held in escrow relating to ongoing legal proceedings. See "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     The Company's net cash inflow from operating activities in fiscal years 2005 and 2006 totaled EUR511.2 million and EUR610.6 million, respectively, reflecting the strong growth in the Company's profitability and increases in cash received for ticket purchases during these periods. During the last two fiscal years, Ryanair's primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of the new fleet of Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

     The Company's net cash used in investing activities in fiscal years 2005 and 2006 totaled EUR850.5 million and EUR337.3 million, respectively, primarily reflecting the Company's capital expenditures, as described in more detail below.

     The Company's net cash provided by financing activities totaled EUR467.3 million in fiscal 2005 and EUR293.5 million in fiscal 2006, largely reflecting the proceeds from long-term borrowings of EUR550.0 million and EUR386.8 million in fiscal years 2005 and 2006, respectively, offset in part by repayments of long-term borrowings of EUR88.2 million and EUR123.9 million in fiscal years 2005 and 2006, respectively.

     Capital Expenditures. The Company's net cash outflows for capital expenditures in fiscal years 2005 and 2006 were EUR632.0 million and EUR546.2 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States ("ExIm"), as described in more detail below.

     At March 31, 2006, Ryanair had taken delivery of 82 Boeing 737-800 aircraft, the purchase of which was funded in part by ExIm guaranteed financing. The remaining 21 Boeing 737-800 aircraft in Ryanair's fleet at March 31, 2006 were financed through lease arrangements.

     Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2007.

     The following table summarizes the delivery schedule for each of the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under its past and current contracts with Boeing, including through the exercise of purchase options. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details of the "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each of these aircraft. The Basic Price for each of the firm aircraft to be delivered pursuant to the 2005 Boeing contract, as well as for each of the firm aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, will be increased by (a) an estimated US$900,000 per aircraft for certain "buyer furnished" equipment the company has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft to reflect increases in the published U.S. Employment Cost and Producer Price indices from the time the Basic Price was set through the period of six months prior to the delivery of such aircraft. The Basic Price is also subject to decrease to take into account certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments in respect of the purchase of the aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as providing other goods and services to the Company on concessionary terms.

     These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the Company expects the effective price of each aircraft will be significantly below the unadjusted Basic Price in the table below.

                           Aircraft Delivery Schedule

Deliveries and Scheduled     1998 Boeing     2002 Boeing     2003 Boeing     2005 Boeing      Post-2006        Total
Deliveries in the Fiscal       Contract        Contract        Contract        Contract        Contract       No. of
Year                            (Incl.          (Incl.          (Incl.          (Incl.          Option        737-800
ending March 31,               Options)        Options)        Options)        Options)        Aircraft      Aircraft
                            ____________   _____________    ____________    ____________     __________    __________
1999...................           1               -               -               -               -              1
2000...................           4               -               -               -               -              4
2001...................           10              -               -               -               -             10
2002...................           5               -               -               -               -              5
2003...................           8               5               -               -               -             13
2004...................           -               18              -               -               -             18
2005...................           -               13              14              -               -             27
2006...................           -               16              9               -               -             25
                            ____________   _____________    ____________    ____________     __________    __________
Total as of
  March 31, 2006.......           28              52              23              -               -             103
                            ============   =============    ============    ============     ==========    ==========
2007...................           -               27              1               2               -             30
2008...................           -               21              -               12              3             36
2009...................           -               3               -               17              7             27
2010...................           -               -               -               20              -             20
2011...................           -               -               -               20              -             20
2012...................           -               -               -               13              -             13
                            ____________   _____________    ____________    ____________     __________    __________
Expected Total as of
  March 31, 2012.......           28             103              24              84              10            249
                            ============   =============    ============    ============     ==========    ==========


Basic Price per
aircraft (unadjusted)
(in millions)..........          US$46.632       US$50.885       US$50.889       US$50.916       US$51.014
                              ============    ============      ==========      ==========      ==========


     The following table summarizes the aggregate purchase options available to the Company under its contracts with Boeing at the start and end of fiscal 2006 and at September 15, 2006, broken down by periods in which the relevant option aircraft are deliverable.

                                                           For Deliveries   For Deliveries      Total
                                                           in fiscal 2007   in fiscal 2012     737-800
                                                             - 2011           - 2014           Options
Options available as of April 1, 2005...................        123               70             193
   Options granted in the period........................         -                 -              -
   Options exercised in the period......................        (14)               -             (14)
   Options cancelled in the period......................         -                 -              -
                                                            _________         __________      ________
Total options available as of March 31, 2006............        109               70             179
   Options granted after March 31, 2006.................         -                 -              -
   Options exercised after March 31, 2006...............        (10)               -             (10)
   Options cancelled after March 31, 2006...............         -                 -              -
                                                            _________         __________      ________
Total options available as of September 15, 2006........         99               70             169
                                                            =========         ==========      ========


     As can be seen from the delivery schedule table above, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by between 13 and 36 additional aircraft each fiscal year during the period from fiscal 2007 to 2012, significantly increasing the size of the fleet, which is expected to total 249 (including the ten advance purchase options exercised after year-end fiscal 2006, as evidenced in the above table of purchase options) at the end of that period. If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the 169 option aircraft to cater to this demand.


     Capital Resources. Ryanair's long-term debt (including current maturities) totaled EUR1,414.9 million at March 31, 2005 and EUR1,677.7 million at March 31, 2006, with the increase being primarily attributable to the financing of new aircraft. Please see the table "Obligations Due by Period" in "-Contractual Obligations" below for more information on Ryanair's long-term debt (including current maturities) and finance leases as of March 31, 2006. See also Note 10 to the Consolidated Financial Statements included in Item 18 for further information on the maturity profile, interest rate structure and other information on the Company's borrowings.


     The Company's purchase of 82 of the 103 Boeing 737-800 aircraft delivered as of March 31, 2006, has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. At March 31, 2006, ABN AMRO Bank N.V. (as Loan Agent on behalf of other institutions and/or for itself, "ABN"), BNP Paribas ("BNP"), ING Capital LLC ("ING"), The Royal Bank of Scotland plc ("RBS") and Lloyds TSB Bank PLC ("Lloyds TSB") had provided financing under these ExIm-guaranteed loan facilities for 28, 19, 17, 12 and 6 aircraft respectively. Each of these facilities takes essentially the same form and is based on the documentation developed for the initial ABN facility, which follows standard market forms for this type of financing. On the basis of an ExIm guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such a guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of twelve years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm. The initial loans under the ABN facilities were denominated in dollars and bore interest at a floating rate linked to U.S. dollar LIBOR; these loans, however, have been converted into a euro-based fixed rate so that Ryanair's exchange and interest-rate risk is fully hedged, while subsequent loans under that facility, as well as under the BNP, ING, RBS and Lloyds TSB facilities, are denominated in euro and bear interest at floating rates linked to EURIBOR.


     Through the use of interest rate swaps, Ryanair has effectively converted a significant portion of its floating rate debt under each of the other facilities into fixed rate debt. Loans for approximately 30% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively drawn down fixed rate euro-denominated debt with a maturity of twelve years in respect of more than 70% of its financing for the 82 Boeing 737-800 aircraft purchased through March 31, 2006, using these facilities.

     57 The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's total outstanding debt at March 31, 2006. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Exposure and Hedging" for additional details on the Company's hedging transactions.

At March 31, 2006                                                          EUR             EUR
                                                                          Fixed         Floating
                                                                         EUR000           EUR000
                                                                     _____________  _____________
Euro borrowing profile before swap transactions...................        478,971      1,198,757
Interest rate swaps...............................................        698,464       (698,464)
                                                                     _____________  ____________
Borrowing profile after swap transactions.........................   EUR1,177,435   EUR  500,293
                                                                     =============  ============



     The weighted average interest rate on the cumulative borrowings under these facilities of EUR1,677.7 million at March 31, 2006 was 4.66%. Ryanair's ability to obtain additional loans pursuant to each of the facilities in order to finance a portion of the purchase price of Boeing 737-800 aircraft to be delivered in the future is subject to the issuance of further commitments by the banks and satisfaction of various conditions contained in the documentation for the facilities. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and ExIm, and that Ryanair does not suffer a material adverse change in its conditions or prospects (financial or otherwise).

     ExIm's policy on facilities of this type is to issue a binding final commitment approximately six months prior to delivery of each aircraft being financed. ExIm has already issued final binding commitments and related guarantees with respect to the 82 ExIm-financed Boeing 737-800 aircraft delivered between 1999 and March 2006. ExIm's final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the ExIm guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interest in the aircraft (and related assets) in favor of ExIm and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to ExIm. Ryanair expects that any future commitments or guarantees issued by ExIm will contain similar conditions. The terms of the facilities and the ExIm guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and uncancelled portion of the guarantee commencing 60 days from date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to ExIm (based on the amount of the guarantee). Ryanair's payment of the 3% exposure fee to ExIm of the amount of the loan provided is eligible for financing under the facilities. All such fees are capitalized and amortized over the life of the aircraft. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.

     As part of its ExIm guarantee-based financing of the Boeing 737-800's, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 82 aircraft delivered to date rests with a number of United States special purpose vehicles (the "SPV's") in which Ryanair has no equity or other interest. The SPV's are the borrower of record under the loans made or to be made under the facilities, with all of its obligations under the loans being guaranteed by Ryanair Holdings plc. The shares of the SPV's (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of ExIm and the lenders. Ryanair Limited operates each of the aircraft pursuant to a finance lease it has entered into with the SPV's, the terms of which mirror those of the relevant loan under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under both IFRS and U.S. GAAP. Ryanair does not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair's Consolidated Financial Statements.

     Ryanair has a commitment from ING to provide financing for up to nine more of its firm order Boeing 737-800 aircraft under ExIm guaranteed financing structures. The company expects to finance the remaining 142 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by December 2011 and any option aircraft it acquires under those agreements (including the ten options exercised in June 2006) through the use of similar financing arrangements based on an ExIm guarantee, bank debt provided by commercial banks, and finance and operating leases via sale and leaseback transactions such as those described below, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. At March 31, 2006, the Company had received a preliminary commitment from ExIm in relation to 9 aircraft which are to be delivered over the period from September 2006 to March 2007. The terms of this preliminary commitment are the same as those outlined above in relation to the guarantees already issued. It is expected that any future ExIm guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

     The Company financed 17 of the Boeing 737-800 aircraft delivered between December 2003 and March 2006 by way of operating leases. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility to the aircraft delivery program. The Company has no right or obligation to acquire these aircraft at the end of the relevant leases, each of which has a seven-year term. Most of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rate rental payments due under a number of these leases into fixed rate rental payments, as more fully described in Note 4 to the Consolidated Financial Statements included in Item 18. At March 31, 2006, the fair value of the interest rate swaps relating to these leases on a mark-to-market basis was equivalent to a loss of EUR34.2 million. Ryanair financed an additional four aircraft, delivered in April 2006, by way of fixed rental operating leases. In fiscal year 2005, the Company also financed four Boeing 737-800 aircraft under thirteen-year euro-denominated "Japanese operating lease" structures. These structures are accounted for as finance leases and recorded at fair value in the Company's balance sheet. Under each of these contracts, Ryanair has a call option to purchase these aircraft at a predetermined price after a period of ten years, which it intends to exercise.

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

     In 2002, Ryanair entered into a contract to purchase two additional Boeing 737-800 flight simulators from CAE. The first of these simulators was delivered in January 2004 and the second simulator is expected to be delivered in fiscal year 2007. The gross price of each simulator is approximately US$10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. In September, 2006 Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first of these simulators is expected to be delivered in fiscal year 2009. This contract also provides Ryanair with an option to purchase another five simulators. The gross price of each simulator is approximately US$8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

     In September 2004, the Company refinanced the first simulator delivered under the 2002 contract with a 10-year euro-denominated loan provided by the Export Development Corporation of Canada for up to 85% of the net purchase price, with the remainder provided by cash flows from operations. The Company anticipates financing future simulators through a combination of bank debt provided by commercial banks and cash flow from its operations.

     Contractual Obligations. The following table sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms which will require significant cash outlays in the future, as of March 31, 2006. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company's contractual obligations and commercial commitments, see Note 22 to the Consolidated Financial Statements included in
Item 18.

     The amounts listed under "Finance Lease Obligations" reflect the Company's obligations under its Japanese operating leases. See "Item-5. Operating and Financial Review and Prospects-- Liquidity and Capital Resources."

     The amounts listed under "Purchase Obligations" in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of US$1.2139=EUR1.00. The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair's actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under "Purchase Obligations" in the table.

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

     The  amounts  listed  under  "Operating  Lease  Obligations"   reflect  the
Company's obligations under its aircraft operating lease arrangements.

                            Obligations Due by Period

                                                               Less than
Contractual Obligations                            Total          1-year       1-2 years       2-5 years   After 5-years
                                                                                (EUR000)
________________________________________________________________________________________________________________________
Long-term Debt*......................          1,940,746         219,896         239,472         623,199         858,179
Finance Lease Obligations............            130,694           8,276           8,361          25,615          88,442
Purchase Obligations.................          6,172,756       1,257,613       1,526,171       2,837,108         551,864
Operating Lease Obligations .........            233,896          45,097          45,097         129,508          14,194
                                               _________       _________       _________       _________       _________
Total Contractual Obligations........          8,478,092       1,530,882       1,819,101       3,615,430       1,512,679
                                               =========       =========       =========       =========       =========
*Amounts presented include the related interest expense that will be paid when due.  For additional information on our long-term debt obligations, see Note 10 to the Consolidated Financial Statements included in Item 18.

                         OFF-BALANCE SHEET TRANSACTIONS

     Ryanair uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees and derivative transactions. Details of each of these arrangements that have or are reasonably likely to have a current or future material effect on the Company's financial condition, results of operations, liquidity or capital resources are discussed below. The derivative financial instruments used by the Company are recorded on the balance sheet under IFRS, and are described in more detail in "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 10 to the Consolidated Financial Statements in Item 18.

     Sale and Leasebacks. The Company has entered into a number of sale and leaseback transactions in connection with the financing of a number of aircraft in its fleet. See "-Liquidity and Capital Resources-Capital Resources" above for additional information on these transactions.

     Guarantees. Ryanair Holdings has provided an aggregate of EUR30.5 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions.

                                TREND INFORMATION

     For information on Ryanair's results of operations in the quarter ended June-30, 2006, see "-Recent Operating Results" above. For information on the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information-Risk Factors" and "-Business Overview," "-Results of Operations" and "-Liquidity and Capital Resources" above.

                                    INFLATION

     Inflation has not had a significant effect on the Company's results of operations and financial condition during the two fiscal years ended March 31, 2006.
                                       62

Item 6.  Directors, Senior Management and Employees

     Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Board of Directors and all executive officers of Ryanair Holdings being executive officers of Ryanair.

                                    DIRECTORS

     The following table sets forth certain information concerning the directors of Ryanair Holdings as of September 22, 2006:

Name                                                    Age      Positions
___________________________________________________________________________________________________
David Bonderman (a)(f)...........................        64      Chairman of the Board and Director
Emmanuel Faber (c)...............................        42      Director
Michael Horgan(e)................................        70      Director
Klaus Kirchberger (b)............................        48      Director
Kyran McLaughlin(c)..............................        62      Director
Michael O'Leary(a)(d)(f).........................        45      Director and Chief Executive
James R. Osborne(b)(c)...........................        57      Director
Paolo Pietrogrande(b)............................        49      Director
T. Anthony Ryan(a)(f)............................        70      Director
____________________

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


     David Bonderman has served as a director of Ryanair Holdings and Ryanair Limited since August 23, 1996 and as Chairman of the Board of Ryanair Holdings and Ryanair Limited since December 1996. In 1992, Mr. Bonderman co-founded Texas Pacific Group, a private equity investment firm. He currently serves as an officer and director of the general partner and manager of Texas Pacific Group. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P., Inc., which owns shares of Ryanair. Mr. Bonderman serves on the Board of Directors of the following public companies: Burger King Holdings, Inc., CoStar Group, Inc. and GemAlto N.V.

     Emmanuel Faber has served as a director of Ryanair Holdings since September-25, 2002, and currently serves as Senior Vice President - Asia Pacific and a director of Groupe Danone. Mr. Faber is also a director of Legris Industries. Prior to his current appointment, he was head of the Mergers and Acquisitions and the Corporate Strategy department of Groupe Danone. Between 1993 and 1997, he served as a director and Chief Financial Officer of Legris Industries, a French public company specializing in mechanical engineering. From 1988 to 1993, Mr. Faber held a number of senior positions in the Corporate Finance department of Barings Bank.

     Michael Horgan has served as a director of Ryanair Holdings since January-12, 2001. A former Chief Pilot of Aer Lingus, he sometimes acts as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan chairs the Air Safety Committee of the Board.

     Klaus Kirchberger has served as director of Ryanair Holdings since September-25, 2002. He has been Chief Executive Officer of Thurn und Taxis Group, the asset management holding of Thurn und Taxis family in Regensburg, since August 2002, and a director of that company since 1997. Prior to serving as CEO, Mr. Kirchberger was the Head of the Controlling and Tax department of Thurn und Taxis. Between 1990 and 1994, he was a Senior Manager at Pricewaterhouse Coopers in Munich. He also held senior management positions at IKB Industriebank AG, Munich and is a qualified German lawyer and auditor. Mr. Kirchberger is also a non-executive director of the German listed companies DIBAG AG and TTL Information Technology AG, as well as of Deutsche Immobilien Chancen AG & Co. KGaA and TTL International AG.

     63 Kyran McLaughlin has served as a director of Ryanair Holdings since January 12, 2001 and is Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin is also Chairman of Elan Corporation plc and he serves as a director of a number of private companies.

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

     Paolo Pietrogrande has served as a director of Ryanair since 2001. Mr. Pietrogrande is currently President of Netplan Management Consulting, LLC. Mr. Pietrogrande is also Director of the Executive MBA program at Alma Graduate School, University of Bologna. Mr. Pietrogrande's past positions include CEO of Enel Green Power S.p.A. (power generation in Italy, North and Latin America),
Business Development Director at General Electric Power Systems, Europe+, Manager at Bain and Company, Vice President Marketing at Kinetics Technology International B.V and CEO of Nuovi Cantieri Apuania, a designer and supplier of merchant ships.

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

     Remuneration Committee. The Board of Directors established the Remuneration Committee in September-1996 to have authority to determine the remuneration of senior executives of Ryanair Holdings and to administer the Ryanair Holdings Stock Option Plan. The Board as a whole determines the remuneration and bonuses of the Chief Executive Officer, who is the only executive director.
Messrs.-Pietrogrande, Kirchberger and Osborne are the members of the Remuneration Committee.

     Audit Committee. The Board of Directors established the Audit Committee in September-1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of the audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company's internal accounting controls. Messrs.- McLaughlin, Faber and, since September 21, 2006, Mr. Osborne are the members of the Audit Committee. Mr. Osborne was appointed to the Audit Committee to replace Mr. Raymond MacSharry, who retired from the Board of Directors and thus from the Audit Committee on September 21, 2006. See "-Composition and Term of Office". In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the "Combined Code"), a senior independent non-executive director, Kyran McLaughlin, is Chairman of the Audit Committee. All members of the Audit Committee are also independent for purposes of the listing rules of the Nasdaq National Market ("Nasdaq") and the U.S. federal securities laws.

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

     Air Safety Committee. The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The Air Safety Committee comprises director Michael Horgan (chairperson), as well as the following executive officers of Ryanair: Messrs. Conway, Hickey, O'Brien and Wilson.

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

     Directors are elected (or have their appointment by the directors confirmed) at the annual general meeting of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) will retire by rotation and be eligible for re-election. Accordingly, Mr. Michael Horgan, Mr. Kyran McLaughlin and Mr. Paolo Pietrogrande retired, and were re-elected at the annual general meeting on September 21, 2006. Mr. Raymond MacSharry, who had been a member of the Board of Directors from August 1996 through the 2006 fiscal year, retired, effective at the conclusion of the annual general meeting held on September 21, 2006.

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

     The Company also follows certain other practices under the Combined Code in lieu of those set forth in the Nasdaq corporate governance rules, as expressly permitted thereby. Most significantly:

        o Independence. The Nasdaq requires that a majority of an issuer's Board of Directors be "independent" under the standards set forth in the Nasdaq rules and that directors deemed independent be identified in the Company's annual report on Form 20-F. The Board of Directors has determined that each of the Company's nine non-executive directors is "independent" under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under Nasdaq Rule 4200(a)(15). Instead, the board determines whether the director is "independent in character and judgment," and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. Under the Combined Code, the board may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but should state its reasons if it makes such a determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director has (i) been an employee of the relevant company or group within the last five years, (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions, (iv) has close family ties with any of the company's advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the board for more than nine years. In determining that each of the nine non-executive directors is independent under the Combined Code standard, the Ryanair board identified such relevant factors with respect to Messrs. Bonderman, McLaughlin, Osborne and Ryan. The Nasdaq independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his/her immediate family has certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the Nasdaq rules.

        o CEO compensation. The Nasdaq rules require that an issuer's chief executive officer not be present during voting or deliberations by the Board of Directors on his or her compensation. There is no such requirement under the Combined Code, and the Company does not follow this practice.

                                SENIOR MANAGEMENT

     The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair Limited at September-30, 2006:

Name                                           Age                              Position
_______________________________________________________________________________________________________
 Jim Callaghan..............................    38     Head of Regulatory Affairs and Company Secretary
 Michael Cawley.............................    52     Deputy Chief Executive and Chief Operating Officer
 Ray Conway.................................    51     Chief Pilot
 Caroline Green.............................    43     Head of Customer Service
 Michael Hickey.............................    43     Director of Engineering
 Howard Millar..............................    45     Deputy Chief Executive and Chief Financial Officer
 David O'Brien..............................    42     Director of Flight Operations and Ground Operations
 Michael O'Leary............................    45     Chief Executive
 Edward Wilson..............................    43     Director of Personnel and In-flight


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

     Michael Cawley was appointed Chief Operating Officer on January-1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland's largest private companies and the main distributor for Peugeot and Citroen automobiles in Ireland.

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

     Howard Millar was appointed Chief Financial Officer on January-1, 2003, having served as Director of Finance of Ryanair since March-1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, an international food processing company in Riyadh, Saudi Arabia, from 1988 to 1992.

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

     Michael O'Leary has served as a director of Ryanair since November 1988 and was appointed Chief Executive on January-1, 1994.

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


                 COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation

     The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the 10 directors and nine executive officers named above in the fiscal year ended March 31, 2006 was EUR4.2 million. For details of
Mr. O'Leary's compensation in such fiscal year, see "-Employment Agreements-Employment and Bonus Agreement with Mr. O'Leary" below. For details of stock options that have been granted to the Company's employees, including the executive Directors named above, see "Item-10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

     Each of Ryanair Holdings' nine non-executive directors is entitled to receive EUR32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Each of Messrs. Bonderman and Ryan executed an agreement with Ryanair Holdings waiving his respective entitlement to receive this remuneration for the fiscal year ended March 31, 2006. The additional remuneration paid to audit committee members for service on that committee is EUR15,000 per annum. Mr. Horgan receives EUR40,000 in connection with his additional duties in relation to the Air Safety Committee.

     Each of the 11 non-executive directors then in office were issued 50,000 share options after the 2-for-1 share split in December 2001 in respect of an equivalent number of Ordinary Shares having a strike price of EUR3.70 under Ryanair's Share Option Plan 2000. See "Item-10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

     Emmanuel Faber and Klaus Kirchberger were appointed to the Board as non-executive directors on September-25, 2002, and the appointments were approved by the Company's shareholders at the annual general meeting held on September-24, 2003. In connection with his appointment, each of Messrs. Faber and Kirchberger was granted 25,000 share options, exercisable between June 2008 and June 2010, at a strike price of EUR5.65.

     As of September 1, 2006, the directors and executive officers of Ryanair Holdings as a group owned 48,529,631 Ordinary Shares, representing 6.4% of Ryanair Holdings' outstanding Ordinary Shares as of such date. See Note 18(d) to the Consolidated Financial Statements in Item 18. See also "Item 7. Major Shareholders and Related Party Transactions-Major Shareholders."

Employment Agreements

     Employment and Bonus Agreement with Mr.O'Leary. Mr. O'Leary's current employment agreement with Ryanair Limited is dated July 1, 2002 and can be terminated by either party upon twelve months notice. Pursuant to the agreement, Mr. O'Leary serves as Chief Executive at a current annual gross salary of EUR579,000, subject to any increases that may be agreed between Ryanair Limited and Mr. O'Leary. Mr. O'Leary also is eligible for annual bonuses as determined by the Board of Directors of Ryanair Limited; the amount of such bonuses paid to Mr. O'Leary in fiscal year 2006 totaled EUR200,000. Mr.O'Leary is subject to a covenant not to compete with Ryanair within the EU for a period of two years after the termination of his employment with Ryanair. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

                          EMPLOYEES AND LABOR RELATIONS

     The following table sets forth the number of Ryanair's employees at each of March 31, 2006 and 2005:


                                               Number of Employees at March 31,  Number of Employees at March 31,
                Classification                               2006                              2005
________________________________________     _______________________________   _______________________________
Management................................                    93                                87
Administrative............................                    163                               156
Reservations..............................                    83                                95
Maintenance...............................                    150                               145
Ground Operations.........................                    410                               284
Cockpit Crew..............................                   1,116                              798
Flight Attendants.........................                   1,438                             1,152
                                               _______________________________   _______________________________
Total.....................................                   3,453                             2,717
                                               ===============================   ===============================


     Ryanair's flight crew, maintenance and customer ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair's cabin crews is devoted to safety procedures, and cabin crews are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair pays for the recurrent training of all employees. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training. Ryanair has established an in-house apprenticeship program to train maintenance engineers that currently produces five qualified engineers per year. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance.

     IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown and to be medically certified as physically fit. At March 31, 2006, the average age of Ryanair's pilots was 36 years and their average period of employment with Ryanair was 2.3 years. Licenses and medical certification are subject to periodic re-evaluation requirements, including recurrent training and recent flying experience. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA.

     Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics in Ireland, the U.K. and within the EU to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its short-term needs for additional pilots by contracting with certain employment agencies that represent experienced flight personnel and as of March 31, 2006, Ryanair had 212 such pilots under contract. These contract pilots are included as cockpit crew in the table above.

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

     Ryanair's employees earn productivity-based pay incentives, including commissions on in-flight sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew personnel within limits set by industry standards or regulations fixing maximum working hours. During the fiscal year ended March 31, 2006, such productivity-based pay incentives accounted for approximately 50% of an average flight attendant's total pay package and approximately 42% of the typical pilot's compensation. Reservations personnel also receive incentive payments based on the number of bookings made and sales of ancillary services such as car rentals and travel insurance. In November 2000, Ryanair's pilots approved a five-year pay arrangement which expired in the first quarter of calendar 2006 and which, in return for certain productivity enhancements, provided for annual increases in base salary of 3% and increases in daily allowances of between 3% and 20% (depending on the number of hours flown). In April 2006, negotiations on new pilot pay arrangements successfully concluded at all of Ryanair's bases with the exception of Dublin. Pilots at 13 of these bases approved a one-year deal with a basic pay increase of 1.8%, while pilots at the Luton base voted in favor of a 5-year deal. Ryanair's Dublin pilots chose not to participate in these negotiations and as a result, they received no pay increase. Pilots who were eligible to exercise share options under the share option plan approved by the shareholders in 2000 had their first opportunity to do so starting on December 1, 2005, and generally did so, with many realizing a pre-tax gain of approximately EUR60,000.

     Ryanair's pilots are currently subject to IAA-approved limits of 100-flight hours per 28-day cycle, 300 flight hours every three months and 900-flight hours per fiscal year. For the fiscal year ended March 31, 2006, the average flight hours for each of Ryanair's pilots were approximately 72 hours per full working month and approximately 861 hours for the complete year. Were more stringent regulations on flight hours to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

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

     In 2001, BALPA sought to obtain a formal recognition agreement in 2001 under schedule A1 of Trade Union & Labour Relations (consolidation) Act 1992, but a secret ballot resulted in more than 82% of eligible Ryanair Pilots opting not to have BALPA recognized for collective bargaining purposes. The result of this ballot precluded BALPA from seeking a recognition agreement with Ryanair for a period of three years (until October 2004). Since October 2004, BALPA is again authorized to seek a formal recognition agreement for collective bargaining purposes.

     Ryanair Holdings' shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see "Item-10.--Additional Information--Options to Purchase Securities from Registrant or Subsidiaries."

Item 7.  Major Shareholders and Related Party Transactions

                          DESCRIPTION OF CAPITAL STOCK

     Ryanair Holdings' capital stock consists of Ordinary Shares, par value 1.27 euro cents. As of March 31, 2006, a total of 771,016,623 Ordinary Shares were outstanding. On December-7, 2001, Ryanair effected a 2-for-1 share split by which each of its then existing Ordinary Shares, par value 2.54 euro cents, was split into two new Ordinary Shares, par value 1.27 euro cents.

                               MAJOR SHAREHOLDERS

     Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of the dates indicated, the latest practicable date prior to the Company's publication of its statutory annual report in each of the relevant years.

                                                        As of July 31,                         As of July 16,
                                                2006                      2005                      2004
                                      No. of Shares % of Class     No. of     % of Class     No. of     % of Class
                                                                   Shares                    Shares
                                      ____________   ________  ____________  _____         ___________       ______
Fidelity Investments...............    111,322,806      14.4%   106,328,375  13.9%         113,147,344        14.9%
Wellington Investment Management...     60,516,720       7.7%   66,738,827   8.8%                    -            -
Capital Group Companies Inc........     54,040,463       7.0%   45,517,733   6.0%           63,691,665         8.4%
Gilder Gagnon Howe & Co LLC........     52,582,244       6.8%   68,350,940   9.0%           68,710,100         9.1%
Michael O'Leary (1)                     35,000,008       4.5%   35,000,008   4.6%           41,000,008         5.4%
________________________
(1)   On  June-7,  2005,  Michael  O'Leary  sold 6 million  Ordinary  Shares  at EUR6.50 per share in a private  sale conducted outside the United States in accordance with Regulation S under the Securities Act.


                           RELATED PARTY TRANSACTIONS

     The Company has not entered into any "related party transactions" as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2006.

     Ladoga Insurance Ltd., a wholly owned insurance company subsidiary established by Ryanair in fiscal year 2006, provides the Company with self-insurance as part of Ryanair's ongoing risk-management strategy. See "Item
4. Information on the Company-Insurance."


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

     EU State Aid-Related Proceedings

     On December 11, 2002, the European Commission announced the launch of an investigation into the April 2001 agreement among Ryanair and Brussels (Charleroi) airport and the government of the Walloon region of Belgium, the owner of the airport, which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi).- The European Commission's investigation was based on an anonymous complaint alleging that Ryanair's arrangements with Brussels (Charleroi) constituted illegal state aid.

     The European Commission issued its decision on February 12, 2004.- As regards the majority of the arrangements between Ryanair, the airport and the Region, the European Commission found that although they constituted state aid, they were nevertheless compatible with the EC Treaty provisions and therefore did not require repayment.- However, the European Commission found certain of these arrangements constituted illegal state aid and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. On April 20, 2004, the Walloon Region wrote to Ryanair requesting repayment of all deemed illegal state aid, although it acknowledged that Ryanair could offset against these amounts certain costs incurred in relation to the of establishment of the base, in accordance with the European Commission's decision.-

     On May 25, 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting the Court to annul the decision on the bases that:

        o The European Commission infringed Article 253 of the EC Treaty by failing to provide adequate reasons for its decision; and

        o The European Commission misapplied Article 87 of the Treaty by failing to properly apply the Market Economy Investor Principle ("MEIP"), which generally holds that an investment made by a public entity that would have been made on the same basis by a private entity does not constitute state aid.

     In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately EUR4 million, excluding any interest that may be due. Ryanair has informed the Walloon authorities that it does not believe it is obliged to make any repayment as Ryanair's costs of establishing the base far exceeded the concessions granted by the Walloon region. However, Ryanair agreed with the Walloon Region to place this amount into an escrow account pending the outcome of the appeal to the European Court of First Instance. In addition, in May 2005, the Walloon Region initiated a new proceeding currently pending before the Irish High Court to recover a further EUR2.3 million in start-up costs that had been reimbursed to Ryanair in connection with its establishment of the base. Ryanair does not believe any such payment is due and is currently defending this action before the Irish Supreme Court.

     In an unrelated, though similar, matter, in July 2003, a Strasbourg court ruled (on the basis of a complaint by Air France that marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with its launch of services from Strasbourg to London (Stansted)) constituted unlawful state aid. The judgment took effect on September 24, 2003 and was upheld on appeal. Ryanair appealed this decision to the Conseil d'Etat on the basis that the marketing support granted was not state aid. In February 2006, the Conseil d'Etat rejected this appeal and no further appeal can be filed. As a result of the initial decision of the Strasbourg Court to annul Ryanair's contract with Strasbourg Airport, Ryanair decided to close the Strasbourg route and instead opened a route from Baden-Karlsruhe in Germany to London (Stansted) (Baden airport is located some 40 kilometers from Strasbourg).

     Ryanair is facing similar legal challenges by third parties with respect to agreements with certain other airports. In July 2006, a local court in Germany required the City of Lubeck to disclose to a competing German airline operating out of the main airport in Hamburg details of an agreement between Hamburg Lubeck Airport and Ryanair. This competing airline is seeking to have Ryanair's agreement with the airport annulled on the basis of state aid. However, the ruling does not affect Ryanair's costs at Lubeck Airport, as the airport was subsequently acquired by a private owner who is offering the same arrangements to all airlines as were offered to Ryanair. There have also been complaints by competitors regarding Ryanair's arrangements with Shannon Airport and Frankfurt Hahn Airport. Air France also recently announced that it has filed an action against Ryanair's low-cost base in Marseille Airport.

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

     On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by certain regional airports, based on the European Commission's finding in the Charleroi case, which Ryanair has appealed. The guidelines apply only to publicly owned regional airports, and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines, however, apply only in cases where the terms offered by a public airport are in excess of what a similar private airport would have offered. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost agreements from both. Ryanair therefore considers that the guidelines will have no impact on its business.

     Challenge to U.K. Security Measures

     On August 10, 2006, U.K. security authorities arrested and subsequently charged eight individuals in connection with an alleged plot to attack aircraft operating on transatlantic routes. As a result of these arrests, U.K. authorities introduced increased security measures, which resulted in all passengers being body searched, and banned the transportation in carry-on baggage of certain liquids and gels. The introduction of these measures led to passengers suffering severe delays while passing through these airport security checks. As a result, Ryanair cancelled 279 flights in the days following the incident and refunded fares to 40,000 passengers for a total of EUR2.7 million. In the days following the arrests, Ryanair also suffered reductions in bookings estimated to have resulted in a further loss of revenue of approximately EUR1.9 million. As in the past, the Company reacted to these adverse events by initiating system-wide fare sales to stimulate demand for air travel.

     On September 1, 2006, Ryanair filed a claim for EUR4.6 million against the U.K. Department of Transport under section 93 of the U.K. Transport Act 2000 to recoup the lost revenues. The case is to be heard in the London High Court. There can be no assurance that the Company will be successful in its legal action or in obtaining any damages in connection with its claims.

     On August 14,  2006,  the U.K.  security  authorities  reduced the level of security searches and at the same time introduced additional baggage restrictions in relation to the size of baggage that can be stowed in aircraft cabins. The Company is not currently suffering any significant delays as a result of these increased security measures and carry-on baggage restrictions. However, the Company is in the process of filing a separate action in the U.K. courts challenging the legality of these increased security measures and seeking a return to previous levels. See also "Risk Factors-Risks Related to the Company-Terrorism in the United Kingdom or Elsewhere in Europe Could Have a Material Detrimental Effect on the Company."

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

Item 9.  The Offer and Listing

                        TRADING MARKETS AND SHARE PRICES

     The primary market for Ryanair Holdings' Ordinary Shares is the Irish Stock Exchange Limited (the "Irish Stock Exchange" or "ISE"); Ordinary Shares are also traded on the London Stock Exchange. The Ordinary Shares were first listed for trading on the Official List of the Irish Stock Exchange on June-5, 1997 and were first admitted to the Official List of the London Stock Exchange on July-16, 1998.

     ADSs, each representing five Ordinary Shares, are traded on the Nasdaq. The Bank of New York is Ryanair Holdings' depositary for purposes of issuing American Depositary Receipts ("ADRs") evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADSs on Nasdaq and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one splits of the Ordinary Shares and ADSs effected on February-28, 2000 and December 7, 2001:

                                                                                          ADSs
                                                                              ____________________________
                                                                                   (in U.S. dollars)
                                                                               High                 Low
                                                                              ____________________________


2000..................................................................        27.8438             13.5625
2001..................................................................        32.0500             17.4950
2002..................................................................        48.0000             28.0000
2003..................................................................        52.0500             34.3800
2004
   First Quarter......................................................        57.8800             31.1900
   Second Quarter.....................................................        37.5200             30.2300
   Third Quarter......................................................        36.3700             29.2000
   Fourth Quarter.....................................................        49.6500             26.1600
2005
   First Quarter......................................................        42.9500             40.7900
   Second Quarter.....................................................        46.4750             40.8280
   Third Quarter......................................................        48.6420             45.2700
   Fourth Quarter.....................................................        56.9220             45.4720
2006
   First Quarter......................................................        56.6775             52.3350

Month ending:
   March 31, 2006.....................................................        55.4940             54.0980
   April 30, 2006.....................................................        54.9200             47.8940
   May 31, 2006.......................................................        49.7200             48.5000
   June 30, 2006......................................................        52.4654             49.1975
   July 31, 2006......................................................        56.9340             54.4375
   August 31, 2006....................................................        57.0900             51.5200
Period ending September 15, 2006......................................        58.3600             56.2900


                                                                                    Ordinary Shares
                                                                                 (Irish Stock Exchange)
                                                                              ____________________________
                                                                                       (in euros)
                                                                               High                 Low
                                                                              ____________________________

2000..................................................................         5.88                 2.61
2001..................................................................         7.10                 3.75
2002..................................................................         8.20                 4.95
2003..................................................................         7.30                 5.10
2004
   First Quarter......................................................         7.59                 4.27
   Second Quarter.....................................................         5.38                 4.34
   Third Quarter......................................................         4.96                 4.01
   Fourth Quarter.....................................................         5.62                 3.62
2005
   First Quarter......................................................         6.69                 5.43
   Second Quarter.....................................................         6.66                 5.60
   Third Quarter......................................................         6.94                 6.32
   Fourth Quarter.....................................................         8.30                 6.62
2006
   First Quarter......................................................         8.10                 7.52

Month ending:
   March 31, 2006.....................................................         7.85                 7.65
   April 30, 2006.....................................................         7.75                 6.64
   May 31, 2006.......................................................         6.97                 6.50
   June 30, 2006......................................................         7.20                 6.64
   July 31, 2006......................................................         7.91                 7.13
   August 31, 2006....................................................         7.60                 7.08
Period ending September 15, 2006......................................         7.88                 7.60

                                                                                    Ordinary Shares
                                                                                (London Stock Exchange)
                                                                              ____________________________
                                                                                       (in euros)
                                                                               High                 Low
                                                                              ____________________________

2000..................................................................         5.80                 2.63
2001..................................................................         6.90                 3.77
2002..................................................................         8.19                 5.00
2003..................................................................         7.26                 5.17
2004
   First Quarter......................................................         7.55                 4.25
   Second Quarter.....................................................         5.36                 4.34
   Third Quarter......................................................         4.95                 4.00
   Fourth Quarter.....................................................         5.63                 3.65
2005
   First Quarter......................................................         6.69                 5.45
   Second Quarter.....................................................         6.66                 5.58
   Third Quarter......................................................         6.91                 6.32
   Fourth Quarter.....................................................         8.30                 6.63
2006
   First Quarter......................................................         8.10                 7.54

Month ending:
   March 31, 2006.....................................................         7.87                 7.68
   April 30, 2006.....................................................         7.78                 6.61
   May 31, 2006.......................................................         6.97                 6.47
   June 30, 2006......................................................         7.28                 6.66
   July 31, 2006......................................................         7.90                 7.14
   August 31, 2006....................................................         7.63                 7.06
Period ending September 15, 2006......................................         7.86                 7.60


     As of September 1, 2006, 771,776,476 Ordinary Shares were outstanding. At that date, 59,167,930 ADRs, representing 295,839,650 Ordinary Shares, were held of record in the United States by 80 holders, and represented in the aggregate 38.3% of the number of Ordinary Shares then outstanding.

     Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     In order to increase the percentage of its share capital held by EU nationals, beginning June-26, 2001, Ryanair Holdings instructed The Bank of New York to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs. The Bank of New York will continue to convert existing ADSs into ordinary shares at the request of the holders of such ADSs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals" for additional information.

     At the annual general meeting of the shareholders held on September 21, 2006, the Board of Directors of Ryanair received shareholder approval for a share buy-back plan allowing a maximum repurchase of 38,585,934 Ordinary Shares, representing 5% of the Company's currently outstanding share capital. The maximum price at which the Company may repurchase Ordinary Shares will, in accordance with the Listing Rules of the Irish Stock Exchange and of the Financial Services Authority, be the higher of 5% above the average market value of the Company's Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation
(EC) of 22 December 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently EUR1.27. Any Ordinary Shares repurchased will be cancelled. Authorization for the repurchases will be valid for fifteen months from the date of the annual general meeting at which the resolution approving the buyback plan was approved or, if earlier, until the day following the Company's next annual general meeting.

     As of the date of this report, the Board of Directors has not made any decision to proceed with the share buy back plan and will exercise the authority granted by the shareholders only if the Board of Directors considers such exercise to be in the best interests of the Company and its shareholders generally. The Board of Directors remains firmly of the view that the first call on free cash flow generated by the Company is business needs, and having fulfilled that, may consider returning some surplus cash to shareholders via share repurchases.

     As at August 11, 2006, the total number of options over Ordinary Shares outstanding under all of the Company's share option plans was 20,544,122, representing 2.7% of the Company's issued share capital at that date. The number of outstanding options could potentially represent 2.8% of the issued share capital of the Company if the Company were to purchase all of the Ordinary Shares it is authorized to repurchase under the share buyback plan authorized by the Company's stockholders at the annual general meeting on September 21, 2006.

Item 10.  Additional Information

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     In April 1998, the Board of Directors of Ryanair Holdings adopted an employee share option plan (the "Option Plan 1998"), with all employees of the Company being eligible to participate. The Option Plan 1998 was approved by Ryanair Holdings' shareholders at the annual general meeting held on September-29, 1998. Options under this plan were granted over a five-year period beginning in 1998.

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

     The Option Plan 2002 was established in accordance with a tax-favorable approved share option scheme regime available in Ireland so that employees will not be taxed on the exercise of options (subject to certain conditions). The Option Plan 2002 was approved by the Revenue Commissioners on July-4, 2003 for the purposes of Chapter-4, Part-17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made in any of the ten years beginning with fiscal year 2002 only if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 25%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program.


     77 As of March 31, 2006, twelve separate grants of an aggregate total of 38,130,164 options in respect of an equivalent number of Ordinary Shares had been made to eligible employees under the Company's various option plans, and an aggregate of 21,317,001 options to purchase an equal number of Ordinary Shares were outstanding.

     Under Option Plan 1998, 5,400,000 options were granted to 15 key senior executives and managers at a strike price equal to the closing price of the Ordinary Shares on the date of the grant. These options became exercisable in June 2003 and were exercisable through June 2005, but only for managers who were still employed by the Company in June 2002. Under the Option Plan 2000, 23 senior managers were granted 4,558,000 share options at a strike price of EUR5.65 on June-30, 2002. These options become exercisable between June-1, 2007 and June-1, 2009, but only for managers who continue to be employed by the Company through June-1, 2007. Under the Option Plan 2002, 47 senior managers were granted 2,775,000 share options at a strike price of EUR4.69 on November 3, 2004. These options become exercisable between November 3, 2009 and November 3, 2011, but only for managers who continue to be employed by the Company through November 3, 2009.

     The aggregate of 21,317,001 Ordinary Shares that would be issuable upon exercise in full of the options described in this section that were outstanding as of March 31, 2006 would represent approximately 2.8% of the current issued share capital of Ryanair Holdings. Of such total, options in respect of an aggregate of 8,120,380 Ordinary Shares are held by the directors and executive officers of Ryanair Holdings.

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

     Limitations on the Rights to Own Shares. The Articles of Association contain detailed provisions enabling the directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See "Item-10. Additional Information-Limitations on Share Ownership by Non-EU Nationals." Such powers may be exercised by the directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries which enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it which inhibit its exercise and exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU national holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

     Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of Association of the Company entitle the directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest, which such party holds in shares before allowing such parties to transfer shares in the Company. See "Item-10. Additional Information-Limitations on Share Ownership by non-EU nationals." Under Irish law, if a party acquires or disposes of shares in the Company bringing his interest above or below 5% of the total issued share capital of the Company or changing his percentage interest above 5% (once his interest has been rounded down to the nearest percentage), he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares which bring the shareholding of a party above or below certain specified percentages i.e., 10, 25, 50 and 70%.

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

     In the event that, inter alia, (i)-the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an "Intervening Act") has taken place,
(ii)-the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended or (iii)-an Intervening Act may occur as a consequence of the level of non-EU ownership of shares or an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i)-remove any Directors or change the Chairman of the Board, (ii)-identify those shares, ADSs or Affected Shares which give rise to the need to take action and treat such shares, ADSs, or Affected Shares as Restricted Shares (see below) or (iii)-set a "Permitted Maximum" on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADSs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below). Also, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the directors may resolve to (i)-set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii)-treat such number of Affected Shares (or ADSs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADSs) as Restricted Shares (see below). The directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such Notices can have the effect of depriving the recipients of the rights to attend, vote and speak at general meetings, which they would otherwise have had as a consequence of holding such shares or ADSs. Such Notices can also require the recipients to dispose of the shares or ADSs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADSs) will then cease to be Affected Shares) within 21 days or such longer period as the directors may determine. The directors are also given the power to transfer such shares themselves where there is non-compliance with the Restricted Share Notice.

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

     In deciding which Affected Shares are to be selected as Restricted Shares, the directors can take into account which Affected Shares have given rise to the necessity to take action. Subject to that they will, insofar as practicable, firstly view as Restricted Shares those Affected Shares in respect of which no declaration as to whether or not such shares are Affected Shares has been made by the holder thereof and where information which has been requested by the directors in accordance with the Articles has not been provided within specified time periods and, secondly, have regard to the chronological order in which details of Affected Shares have been entered in the Separate Register and, accordingly, treat the most recently registered Affected Shares as Restricted Shares to the extent necessary. Transfers of Affected Shares to Affiliates (as that expression is defined in the Articles) will not affect the chronological order of entry in the Separate Register for this purpose. The directors do however have the discretion to apply another basis of selection if, in their sole opinion, that would be more equitable. Where the directors have resolved to treat Affected Shares held by any particular stockholder or stockholders as Restricted Shares (i)-because such Affected Shares have given rise to the need to take such action or (ii)-because of a change of law or a requirement or direction of a regulatory authority necessitating such action (see above), such powers may be exercised irrespective of the date upon which such Affected Shares were entered in the Separate Register.

     After having initially resolved to set the maximum level at 49%, the directors increased the maximum level to 49.9% on May-26, 1999, after the number of Affected Shares exceeded the initial limit. This maximum level could be reduced if it becomes necessary for the directors to exercise these powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADSs are listed. The relevant notice will specify the provisions of the relevant Article which can apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The directors shall publish information as to the number of shares held by EU nationals annually.

     As of June 30, 2006, EU nationals owned at least 54.0% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADSs into Ordinary Shares). Ryanair continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis.

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

                                    TAXATION

Irish Tax Considerations

     The following is a discussion of certain Irish tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs. This discussion is based upon tax laws and practice of Ireland at the date of this document which are subject to change, possibly with retroactive effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of owning the relevant securities for all categories of investors.

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

        o A Personal Retirement Savings Account ("PRSA") administrator who is receiving the relevant distribution as income arising # in respect of PRSA assets;

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

        o A person entitled to exemption to income tax under Schedule F by virtue of Section-192(2) Taxes Consolidation Act ("TCA") 1997; and

        o        A unit trust to which Section 731(5)(a) TCA 1997 applies.

     The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

        o Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a)-a country which has in force a tax treaty with Ireland (a "tax treaty country") or(b) an EU Member State other than Ireland;

        o Companies not resident in Ireland which are resident in an EU Member State or a tax treaty country, by virtue of the law of a tax treaty partner country or an EU Member State, and are not controlled, directly or indirectly, by Irish residents;

        o Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty partner country or an EU Member State resident for tax purposes in a tax treaty country or an EU Member State other than Ireland and who are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU Member State;

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

     The Irish Revenue Commissioners (the "Irish Revenue") treat a conversion of Ordinary Shares to ADSs made in contemplation of a sale or a change in beneficial ownership (under Irish law) as an event chargeable to stamp duty at a rate of 1%. The Irish Revenue has indicated that a re-conversion of ADSs to Ordinary Shares made in contemplation of a sale or a change in beneficial ownership (under Irish law) will not be treated as a stampable event. However, the subsequent sale of the re-converted Ordinary Shares will give rise to a charge to Irish stamp duty at the 1% rate. If the transfer of the Ordinary Shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the Ordinary Shares being transferred, nominal stamp duty only will be payable on the transfer. Under Irish law, it is not free from doubt that the mere deposit of Ordinary Shares for ADSs or ADSs for Ordinary Shares would not be deemed to constitute a change in beneficial ownership. Accordingly, it is not certain that holders would not be subject to stamp duty at the 1% rate when merely depositing Ordinary Shares for ADSs or ADSs for Ordinary Shares and, consequently, the Depositary reserves the right in such circumstances to require payment of stamp duty at the rate of 1% from the holders.

     The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30-days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Ordinary Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid during or after the 2005 taxable year on the Ordinary Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005/6 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2006/7 taxable year.

     Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividend, the tax credit attaching to the dividend (as used herein the "Tax Credit"; see "-Irish Tax Considerations") generally will be treated as a foreign income tax eligible for credit against such U.S. Holder's United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividend paid by the Company to such U.S. Holder will constitute income from sources without the United States for foreign tax credit purposes, and generally will constitute "passive income" for such purposes.

     Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of Ordinary Shares that are made as part of a pro rata distribution to all stockholders generally will not be subject to U.S. federal income tax.

     Sale or Disposition of Ordinary Shares or ADSs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May-5, 2003 and before January-1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May-6, 2003 or after December-31, 2008 generally is subject to taxation at a maximum rate of 20%.

     Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Non-U.S. Holders. A holder of Ordinary Shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on such Ordinary Shares or ADSs unless such income is effectively connected with the conduct by such holder of a trade or business in the United States. A Non-U.S. Holder of ADSs or Ordinary Shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of Ordinary Shares or ADSs, unless (i)-such gain is effectively connected with the conduct by such holder of a trade or business in the United States or (ii)-in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183-days or more in the taxable year of the sale and certain other conditions are met.



                              DOCUMENTS ON DISPLAY

     Copies of Ryanair Holdings' Articles of Association may be examined at its registered office and principal place of business at its Corporate Head Office, Dublin Airport, County Dublin, Ireland.

     Ryanair Holdings also files reports, including annual reports on Form-20-F, periodic reports on Form-6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

     To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity swaps. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

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

     The following paragraphs describe Ryanair's fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2006. The range of changes selected for this sensitivity analysis reflects Ryanair's view of changes which are reasonably possible over a one-year period.

                         FUEL PRICE EXPOSURE AND HEDGING

     Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 27.1% and 35.1% of such expenses in fiscal years 2005 and 2006, respectively, after taking into account Ryanair's fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any excess of such fixed price over such market price.

     Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through swap contracts covering 12-18 months of anticipated jet fuel requirements. In light of the significant increases in oil prices in recent years and their volatility, the Company starting in fiscal 2004 has entered into such arrangements on a more selective basis. While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of aviation fuel. The unrealized gains on the outstanding forward agreements at March 31, 2005 and March 31, 2006, based on their fair values, amounted to EUR5.9 million and nil, respectively. Based on Ryanair's fuel consumption for the fiscal year ended March 31, 2006, a change of one U.S. cent in the average annual price per U.S. gallon of aviation fuel would have caused a change of approximately EUR2.5 million in Ryanair's fuel costs. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results."

     Under both IFRS and U.S. GAAP, the Company's fuel forward contracts generally qualify for treatment as cash flow hedges of forecasted fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through either the income statement or equity, depending on their effectiveness. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of fuel because the fuel forward contracts typically relate to the same quantity and time and location of delivery as the forecasted fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecasted fuel purchase is based on the fuel forward price, and in the fiscal year ended March 31, 2006, the Company recorded no hedge ineffectiveness within earnings. Since its creation, the Company has never recorded any material level of ineffectiveness within earnings on its fuel hedges.

     In the fiscal year ended March 31, 2005, the Company recorded a positive fair value adjustment of EUR5.1 million (net of tax) within accumulated other comprehensive income. The Company was unhedged at March 31, 2006.

                      FOREIGN CURRENCY EXPOSURE AND HEDGING

     In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The euro accounted for approximately 48% of Ryanair's total revenues in fiscal year 2006, as compared to approximately 49% in fiscal year 2005, with the U.K. pound sterling accounting for a large portion of the balance in each period. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues is denominated in U.S. dollars. Appreciation of the euro versus the U.S. dollar positively impacts Ryanair's operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro versus the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling at the time Ryanair enters into U.S. dollar-denominated purchases. In general, Ryanair does not hedge its operating surpluses and shortfalls in currencies other than the U.S. dollar and the U.K. pound sterling.

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

     Hedging associated with operating expenses. As Ryanair's volume of traffic originating in the U.K. has increased, the volume of Ryanair's unmatched U.K. pound sterling revenues has also increased. Accordingly, in fiscal year 2005 and fiscal year 2006, the Company entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted fuel, maintenance and insurance costs. At March 31, 2006, the total unrealized gain relating to these contracts amounted to EUR12.3 million, compared to a EUR1.0 million unrealized loss at March 31, 2005. In the fiscal years ended March 31, 2006 and March 31, 2005, the Company also entered into a series of U.K. pound sterling/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted U.K. pound sterling expenses. At March 31, 2006, the total unrealized loss relating to these contracts amounted to EUR0.2 million compared to a EUR0.7 million unrealized gain at March 31, 2005.

     Under both IFRS and U.S. GAAP, these foreign currency forward contracts are treated as cash flow hedges of forecasted U.S. dollar and U.K. pound sterling purchases and sales for risks arising from U.S. dollar and U.K. pound sterling exchange rates against the euro. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through either the income statement or equity, depending on their effectiveness. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the quantity, currency and maturity date of the forecasted U.S. dollar-denominated expense or U.K. pound sterling-denominated revenue being hedged. Since its creation, the Company has never recorded any material level of ineffectiveness within earnings on these contracts. In the fiscal year ended March 31, 2006, the Company recorded a positive fair value adjustment of EUR10.8 million (net of tax) relating to its U.S. dollar forward contracts. These gains have been included within accumulated other comprehensive income and are all expected to impact on earnings in fiscal year 2007 and 2008. This compares to a negative fair value adjustment of EUR0.8 million (net of tax) relating to similar forward contracts in fiscal year ended March 31, 2005.

     Hedging associated with capital expenditures. During fiscal years 2006 and 2005, the Company also entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts which arise from fluctuations in the U.S. dollar/U.K. pound sterling and U.S. dollar/euro exchange rates. At March 31, 2006, the total unrealized gains relating to these contracts amounted to EUR7.5 million, while at March 31, 2005, unrealized gains amounted to EUR2.7 million. Under both IFRS and U.S. GAAP, the Company accounts for these contracts as fair value hedges and accordingly, such financial instruments are recorded in the balance sheet at fair value. Any gains or losses arising on these instruments, as well as the related gain or loss on the underlying aircraft purchase commitment, are recorded in the income statement. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments. Accordingly, since its creation, the Company has never recorded any material level of ineffectiveness within earnings on these contracts.


     Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair's foreign currency contracts outstanding at March 31, 2006 would decrease by approximately EUR58 million, all of which would ultimately impact earnings when such contracts mature.

                       INTEREST RATE EXPOSURE AND HEDGING

     The Company's purchase of 82 of the 103 Boeing 737-800 aircraft delivered as of March 31, 2006, has been funded in part by bank financing in the form of loans under facilities supported by a loan guarantee from ExIm. With respect to these 82 aircraft, at March 31, 2006, the Company had outstanding cumulative borrowings under these facilities of EUR1,550.6 million with a weighted average interest rate of 4.80%. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Resources" for additional information on these facilities and the related swaps, including a tabular summary of the "Effective Borrowing Profile" illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2006. At March 31, 2006, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of EUR75.1 million, as compared with a loss of EUR105.3 million at March 31, 2005. See Note 10 to the Consolidated Financial Statements included in Item 18 for additional information.

     The Company also enters into interest rate swaps to hedge against floating rate rental payments associated with certain aircraft financed through operating lease arrangements. Through the use of interest rate swaps, Ryanair has effectively converted the floating rental payments due under eleven of these leases into fixed rate payments. At March 31, 2006, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of EUR34.2 million, as compared with a loss of EUR46.6 million at March 31, 2005. These financial instruments are, accordingly, recorded at fair value in the balance sheet and are subsequently re-measured to fair value either through the income statement or as equity, depending on their effectiveness. Since its creation, the Company has never recorded any material level of ineffectiveness within earnings on these swaps as they have the same critical terms as the underlying item being hedged. Under both IFRS and U.S. GAAP, the Company accounts for all of its swaps as cash flow hedges of variable rental payments or variable rate debt payments. At March 31, 2006, the Company recorded a total negative fair value adjustment of EUR95.6 million (net of tax) relating to these arrangements (of which EUR24.0 million is the current year impact), which was included within accumulated other comprehensive income, as compared with a EUR132.9 million negative fair value adjustment at March 31, 2005. This loss will be realized within earnings over the period from the expected drawdown of the related financing (i.e., over a period of up to 12 years from March 31, 2006), with an increase in the related interest expense.

     If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately EUR49 million. The earnings and cash flow impact of any such change in interest rates would have been approximately plus or minus EUR10 million per year.

Item 12.  Description of Securities Other than Equity Securities

         Not applicable.


                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15.  Controls and Procedures

     The Company has evaluated, with the participation of its chief executive officer and chief financial officer, the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company's evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Ryanair in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. There has been no change in the Company's internal control over financial reporting during the fiscal year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

     The Company's Board of Directors has determined that Emmanuel Faber qualifies as an "audit committee financial expert" within the meaning of this
Item 16A. Mr. Faber is "independent" for purposes of the listing rules of the Nasdaq.

Item 16B.  Code of Ethics

     The Company has adopted a broad Code of Conduct that meet the requirements for a "code of ethics" as defined in Item 16B of Form 20-F. The Code of Conduct applies to the Company's chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, as well as to all of the Company's other officers, directors and employees. The Code of Conduct is available on Ryanair's website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this annual report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Conduct that apply to its chief executive officer, chief financial officer, chief accounting officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C.   Principal Accountant Fees and Services

     Audit and Non-Audit Fees

     The following table sets forth the fees billed to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2006 and 2005:

                                                                                         Year ended March 31,
                                                                                        _____________________
                                                                                           2006          2005
                                                                                        _______      ________
                                                                                        EUR'000       EUR'000
Audit fees........................................................................          213           196
Audit-related fees................................................................           67            39
Tax fees..........................................................................          188           232
Other fees........................................................................            0             0
                                                                                        _______      ________
       Total fees.................................................................          468           467
                                                                                        =======      ========


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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers

     Neither the Company nor any affiliated purchaser purchased any of the Company's Ordinary Shares or ADSs during fiscal year 2006.


                                    PART III

Item 17.  Financial Statements

     Not applicable.

Item 18.  Financial Statements

                               RYANAIR HOLDINGS PLC
                          INDEX TO FINANCIAL STATEMENTS
                                                                                                     Page
                                                                                                   _______
Report of the Independent Registered Public Accounting Firm................................           F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2005 and March 31, 2006...           F-2

Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2005
 and March 31, 2006........................................................................           F-3

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years Ended March 31,
 2005 and March 31, 2006...................................................................           F-4

Consolidated Statements of Recognized Income and Expense of Ryanair Holdings plc for the
 Years ended March 31, 2005 and March 31, 2006.............................................           F-5

Notes forming part of the Financial Information............................................           F-6

Item 19.  Exhibits

     1.1 Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Report.

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

     4.2 Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings' Annual Report on Form 20-F filed on September 30, 2005 (commission file No. 0-2930)).

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



                                       A2

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  RYANAIR HOLDINGS PLC


                                  /s/ Michael O' Leary
                                  Name:    Michael O'Leary
                                  Title:   Chief Executive Officer and Director
                                  Date:  September 27, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ryanair Holdings plc:

We have audited the accompanying consolidated financial statements of Ryanair Holdings plc and subsidiaries (collectively, 'the Company') as listed in the accompanying index on page 93 of this Form 20F. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2006 and 2005, and the results of operations, cash flows and recognized income and expense for the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union (EU) ("IFRS").

IFRS as adopted by the EU vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements. As allowed upon initial adoption of IFRS and as further described in
Note 1, the Company has elected to adopt International Accounting Standards 32 and 39 regarding financial instrument accounting and disclosure, on a prospective basis effective April 1 2005.


KPMG
Chartered Accountants
Dublin, Ireland
September 27, 2006


                           Consolidated Balance Sheets

                                                                                         At March 31,     At March 31,
                                                                                            2005              2006
                                                                                         ------------     ------------
                                                                              Note         EUR000            EUR000
Current assets
   Cash and cash equivalents.........................................                        872,258        1,439,004
   Financial assets: cash > 3 months.................................                        529,407          328,927
   Restricted cash...................................................           2            204,040          204,040
   Trade receivables.................................................           3             20,644           29,909
   Derivative financial instruments..................................           4                  -           18,872
   Other assets .....................................................           5             24,612           29,453
   Inventories ......................................................           6              2,460            3,422
                                                                                         ------------     ------------
Total current assets.................................................                      1,653,421        2,053,627
                                                                                         ------------     ------------
Non-current assets
   Property, plant and equipment.....................................           7          2,117,891        2,532,988
   Intangible assets.................................................           8             46,841           46,841
   Derivative financial instruments..................................           4                  -              763
                                                                                         ------------     ------------
Total non-current assets.............................................                      2,164,732        2,580,592
                                                                                         ------------     ------------
Total assets.........................................................                      3,818,153        4,634,219
                                                                                         ============     ============
Current liabilities
   Trade  payables...................................................                         92,118           79,283
   Accrued expenses and other liabilities............................           9            418,653          570,614
   Current maturities of long term debt..............................          10            120,997          153,311
   Derivative financial instruments..................................           4                  -           27,417
   Current tax.......................................................          11             17,534           15,247
                                                                                         ------------     ------------
Total current liabilities............................................                        649,302          845,872
                                                                                         ------------     ------------
Non-current  liabilities
   Provisions........................................................          12              7,236           16,722
   Derivative financial instruments..................................           4                  -           81,897
   Deferred income tax liability.....................................          11            104,180          127,260
   Other  creditors..................................................          13             29,072           46,066
   Long term debt....................................................          10          1,293,860        1,524,417
                                                                                         ------------     ------------
Total non-current liabilities........................................                      1,434,348        1,796,362
                                                                                         ------------     ------------
Shareholders' equity
   Issued share capital..............................................          14              9,675            9,790
   Share premium account.............................................          14            565,756          596,231
   Retained earnings.................................................                      1,158,584        1,467,623
   Other reserves....................................................                            488         (81,659)
                                                                                         ------------     ------------
Shareholders' equity.................................................                      1,734,503        1,991,985
                                                                                         ------------     ------------
Total liabilities and shareholders' equity...........................                      3,818,153        4,634,219
                                                                                         ============     ============


The accompanying notes are an integral part of the financial information.


                         Consolidated Income Statements

                                                                           Year ended     Year ended
                                                                            March 31,      March 31,
                                                                              2005           2006
                                                                          ------------   ------------
                                                                  Note       EUR000         EUR000
Operating Revenues
   Scheduled revenues...........................................            1,128,116      1,433,377
   Ancillary revenues...........................................    15        190,921        259,153
                                                                          ------------   ------------
Total operating revenues - continuing operations................    15      1,319,037      1,692,530
                                                                          ------------   ------------
Operating expenses
   Staff costs..................................................    16       (141,673)      (171,412)
   Depreciation.................................................     7       (110,357)      (124,405)
   Fuel & oil...................................................             (265,276)      (462,466)
   Maintenance, materials & repairs.............................              (26,280)       (37,417)
   Marketing & distribution costs...............................              (19,622)       (13,912)
   Aircraft rentals.............................................    17        (21,546)       (47,376)
   Route charges................................................             (135,672)      (164,577)
   Airport & handling charges...................................             (178,384)      (216,301)
   Other........................................................    17        (79,489)       (79,618)
                                                                          ------------   ------------
Total operating expenses........................................             (978,299)    (1,317,484)
                                                                          ------------   ------------

Operating profit - continuing operations........................              340,738        375,046
                                                                          ------------   ------------

Other income/(expenses)
   Finance income...............................................               28,342         38,219
   Finance expense..............................................    19        (57,629)       (73,958)
   Foreign exchange (losses)....................................               (2,302)        (1,234)
   Gain on disposal of property, plant and equipment............                   47            815
                                                                          ------------   ------------
Total other income/(expenses)...................................              (31,542)       (36,158)
                                                                          ------------   ------------
Profit before tax...............................................              309,196        338,888
   Tax on profit on ordinary activities.........................    11        (29,153)       (32,176)
                                                                          ------------   ------------
Profit for the year -all attributable to equity holders of
parent..........................................................              280,043        306,712
                                                                          ============   ============

   Basic earnings per ordinary share Euro cent..................    21          36.85         40.00
   Diluted earnings per ordinary share Euro cent................    21          36.65         39.74
   Number of ordinary shares (in 000's).........................    21        759,911        766,833
   Number of diluted shares (in 000's)..........................    21        764,003        771,781
                                                                          ============   ============


The accompanying notes are an integral part of the financial information.


                       Consolidated Cash Flow Statements

                                                              Year ended         Year ended
                                                               March 31,          March 31,
                                                              ------------      ------------
                                                                 2005               2006
                                                                EUR000             EUR000
Operating activities
   Profit before tax................................              309,196           338,888

Adjustments to reconcile profits before tax to net
     cash provided by operating activities
   Depreciation.....................................              110,357           124,405
   (Increase) in inventories.........................               (424)             (962)
   (Increase) in trade receivables..................              (5,712)           (9,265)
   (Increase) in other current assets................             (4,855)             (882)
   Increase/(decrease) in trade payables.............              24,182          (12,835)
   Increase in accrued expenses.....................               89,406           150,083
   (Decrease)/increase in other creditors...........             (10,986)            11,403
   Increase in maintenance provision.................                 714             9,486
   (Gain) on disposal of fixed assets................                (47)             (815)
   Interest receivable..............................                (505)           (3,959)
   Interest payable.................................                3,420             1,159
   Retirement costs..................................                 167               507
   Share based payments..............................                 488             2,921
   Income tax........................................             (4,198)               436
                                                              ------------      ------------
   Net cash provided by operating activities.........             511,203           610,570
                                                              ------------      ------------

   Investing activities
   Capital expenditure (purchase of property, plant
   and equipment) ...................................           (631,994)         (546,225)
   Proceeds from sale of property, plant and equipment              2,234             8,460
   (Investment) in restricted cash...................             (4,040)                 -
   (Investment)/reduction in financial assets: cash >
   3 months..........................................           (216,662)           200,480
                                                              ------------      ------------
   Net cash used in investing activities.............           (850,462)         (337,285)
                                                              ------------      ------------

   Financing activities
   Net proceeds from shares issued...................               5,382            30,590
   Proceeds from long term borrowings................             550,021           386,809
   Repayments of long term borrowings................            (88,146)         (123,938)
                                                              ------------      ------------
   Net cash provided by financing activities.........             467,257           293,461
                                                              ------------      ------------

   Increase in cash and cash equivalents.............             127,998           566,746
   Cash and cash equivalents at beginning of year....             750,584           872,591
   Effects of exchange rates on foreign currency
   balances..........................................             (6,324)             (333)
                                                              ------------      ------------
   Cash and cash equivalents at end of  year.........             872,258         1,439,004
                                                              ============      ============


The accompanying notes are an integral part of the financial information.


            Consolidated Statements of Recognized Income and Expense
                                                                                         At March 31,
                                                                                -----------------------------
                                                                                    2005              2006
                                                                                ------------     ------------
                                                                                   EUR000            EUR000

Net actuarial (losses)/gains from retirement benefit plans ................         (4,733)            2,327
                                                                                ------------     ------------
Cash flow hedge reserve
New movements into cash flow hedge reserve (net of tax of EUR9.4m)...........             -           65,966
Movements from cash flow hedge reserve (net of tax of EUR3.2m)...............             -         (22,960)
                                                                                ------------     ------------
Net movements into cash flow hedge reserve (net of tax of EUR6.2m)...........             -           43,006
                                                                                ------------     ------------
Profit for the year........................................................         280,043          306,712
                                                                                ------------     ------------
Total recognized income and expense........................................         275,310          352,045
                                                                                ------------     ------------
Transition to IFRS - impact of IAS 39-cash flow hedge reserve (net of tax
of EUR18.3m).................................................................             -        (128,074)
                                                                                ------------     ------------
Total recognized income and expense, as restated, attributable to equity
shareholders...............................................................         275,310          223,971
                                                                                ============     ============


The following note analyses our consolidated changes in shareholders' equity

                                                                              Share
                                                                 Ordinary    premium    Retained     Other
                                                                  shares     account    earnings    Reserves     Total
                                                               ----------- ----------- ---------- ----------- ----------
                                                                  EUR000      EUR000     EUR000      EUR000     EUR000

Balance at April 1, 2004................................            9,643     560,406    883,274           -  1,453,323
                                                               ----------- ----------- ---------- ----------- ----------
   Issue of ordinary equity shares (net of issue costs)......          32       5,350          -           -      5,382
   Profit for the financial year.............................           -           -    280,043           -    280,043
   Share-based payments.....................................            -           -          -         488        488
   Retirement benefits......................................            -           -    (4,733)           -    (4,733)
                                                               ----------- ----------- ---------- ----------- ----------
                                                                    9,675     565,756  1,158,584         488  1,734,503
                                                               ----------- ----------- ---------- ----------- ----------
Balance at March 31, 2005...............................
   Adjustment for impact of first time adoption
   of IAS 39.................................................           -           -          -   (128,074)  (128,074)
+-----------------------------------------------------------------------------------------------------------------------+
|  New movements into cash flow hedge reserve................           -           -          -      65,966     65,966 |
|  Movements from cash flow hedge reserve....................           -           -          -    (22,960)   (22,960) |
|                                                              ----------- ----------- ---------- ----------- ----------|
|  Net movements into cash flow hedge reserve................           -           -          -      43,006     43,006 |
+-----------------------------------------------------------------------------------------------------------------------+

   Issue of ordinary equity shares (net of issue costs)......         115      30,475          -           -     30,590
   Profit for the financial year.............................           -           -    306,712           -    306,712
   Share-based payments.....................................            -           -          -       2,921      2,921
   Retirement benefits......................................            -           -      2,327           -      2,327
                                                               ----------- ----------- ---------- ----------- ----------
Balance at March 31, 2006...............................            9,790     596,231  1,467,623    (81,659)  1,991,985
                                                               =========== =========== ========== =========== ==========


The total share based payments reserve at March 31, 2006 was EUR3.4m (2005:EUR0.5m) and the cash flow hedging reserve amounted to EUR85.1m at March 31, 2006 (2005: nil). Further details of the Group's derivatives are set out in notes 4, 10 and 26. The accumulated balance on retained earnings is stated after a write off of goodwill on a previous Group reorganization of EUR4.1m which arose in the year ended March 31, 1997. The Group has elected not to restate this transaction in accordance with provisions of IFRS 1.


Notes forming part of the Financial Information

Basis of preparation and significant accounting policies

1a   Business activity

     Ryanair Limited and subsidiaries (Ryanair Limited) has operated as an international airline since it commenced operations in 1985. On August23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair Limited. On May16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the Company). Ryanair Holdings plc and subsidiaries are hereafter referred to as Ryanair Holdings plc (the Group or Ryanair Holdings). All trading activity continues to be undertaken by the Group of companies headed by Ryanair Limited.

1b   Significant accounting policies

     Ryanair Holdings plc is a public limited company incorporated and domiciled in the Republic of Ireland, (also referred to hereafter as "we", "our", "us", "Ryanair"or "the Company" and is a low fares airline headquartered in Dublin, Ireland. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as more particularly detailed below. The following accounting policies have been applied consistently to all periods presented except as otherwise set out below.

Basis of preparation

     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union (EU) that are effective at March 31, 2006 with the exception of the Amendment to IAS 19, which the Group has chosen to adopt early. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board ("IASB). However, none of these differences are relevant in the context of Ryanair and the consolidated financial statements for the periods presented would be no different had IFRS endorsed by the IASB been applied. These are our first consolidated financial statements prepared in accordance with IFRS. Comparative information, which was previously presented in accordance with Irish generally accepted accounting principles (Irish GAAP), for the year ended March 31, 2005, has been restated under IFRS, with the exception of IAS 32 and 39 which were adopted with effect from April 1, 2005. An explanation of the effect of the transition to IFRS is provided in Note 26 to the consolidated financial statements.

     These consolidated financial statements are presented in Euro rounded to the nearest thousand, being the functional currency of the Company and the majority of the Group companies. They are prepared on the historical cost basis, except for financial instruments and derivative financial instruments, which are stated at fair value. Any non-current assets classified as held for sale are stated at the lower of cost or fair value less costs to sell.

     The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if these are also affected.


Statement of compliance

     The consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU and were effective at March 31, 2006 further to the IAS Regulation (EC 1606/2002) with the exception of the Amendment to IAS 19, which the Group has chosen to adopt early. As these are our first consolidated financial statements prepared in accordance with IFRS, IFRS 1, "First-time Adoption of International Financial Reporting Standards," has been applied. For additional information on the transition to IFRS, please refer to note 26 to the consolidated financial statements.

     The IFRS as adopted by the EU and applied by us in the preparation of these financial statements are those that were effective at March 31, 2006 with the exception of IAS 19, which the Group has chosen to adopt early. The following provides a brief outline on the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been adopted in these financial statements:

- Amendments to IAS 1 - Capital disclosures (effective January 1, 2007): this amendment will require additional disclosure about our capital structure.

- Amendments to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective for fiscal periods beginning on or after January 1, 2006): this amendment is not expected to affect us significantly.

- Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts (effective for fiscal periods beginning on or after January 1, 2006): this amendment requires financial guarantee contracts to be accounted for as financial instruments under IAS 39 unless they have been explicitly dealt with as insurance contracts in the past in which case the previous accounting may continue. When the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, we consider these to be insurance arrangements and account for them as such. We treat the guarantee contract as a contingent liability until such time as it becomes probable that we will be required to make a payment under the guarantee. We do not enter into financial guarantee contracts with third parties. We do not expect the amendments to have any impact on the financial statements for the period commencing April 1, 2006.

- Amendments to IAS 39 "The Fair Value Option" (effective for fiscal periods beginning on or after January 1, 2006): this amendment is not expected to affect us significantly.

-    IFRS 7 - Financial  Instruments:  Disclosures  (effective  January 1,
     2007). This will require us to make further disclosures relating to our financial instruments than are currently required under IAS 32.

- IFRIC 4 - Determining Whether an Arrangement Contains a Lease (effective for fiscal periods beginning on or after January 1, 2006). This amendment is not expected to affect us significantly.

Basis of consolidation

     The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2005 and 2006. Subsidiaries are entities controlled by us. Control exists when we have the power either directly or indirectly to govern the financial and operating policies of the entity so as to obtain benefit from its activities.

     All intercompany account balances have been eliminated in preparing the consolidated financial statements.


     The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal. Upon the acquisition of a business, fair values are attributed to the separable net assets acquired.

2005 Comparative information

     Using the exemptions within IFRS 1, IAS 32 and 39 only came into effect from April 1, 2005. Where the implementation of these standards resulted in a change in accounting policy from April 1, 2005, the March 31, 2005 comparatives do not reflect the requirements of these standards. The policies applied in respect of such 2005 comparative information have been set out at the end of this section (under the heading "2005 Accounting Policies" see F-13). The related 2006 accounting policies have been annotated with an asterisk in the heading to indicate the change in policy. Where there is no asterisk, the 2005 policy has been applied consistently to both periods.

Business combinations

     The purchase method of accounting is employed in accounting for the acquisition of businesses. In accordance with IFRS 3, the cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given and liabilities incurred or assumed in exchange for control, together with any directly attributable expenses. The assets and liabilities and contingent liabilities of the acquired entity are measured at their fair values at the date of acquisition. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated are made within twelve months of the acquisition date and are effected prospectively from that date.

Trade and other receivables and payables

     Trade and other receivables and payables are stated at cost less impairment losses, which approximates to fair value given the short dated nature of these assets and liabilities.

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

Property, plant & equipment

     Property, plant and equipment are stated at historical cost less accumulated depreciation and provisions for impairments, if any. Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight line basis over their expected useful lives at the following annual rates:

                                                                                                      Rate of
                                                                                                   Depreciation
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



     Aircraft are depreciated on a straight line basis over their estimated useful lives to estimated residual values. The current estimates of useful lives and residual values are:

                              Number of Aircraft
         Aircraft Type         at March 31, 2006                 Useful Life                   Residual Value
     -------------------   -----------------------  ------------------------------------  ---------------------
        Boeing 737-800s               86              23 years from date of manufacture    15% of original cost


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

     Advance and option payments made in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and separately disclosed within property, plant and equipment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date.

     Rotable spare parts held by the Group are classified as property, plant and equipment if they are expected to be used more than one period and are accounted for in the same manner as the related aircraft.

Intangible assets-landing rights

     Intangible assets acquired are recognized to the extent it is considered probable that expected future benefits will flow to the Group and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalized at fair value at that date and are not amortized, where those rights are considered to be indefinite. The carrying value of these rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Group's intangible assets has been recorded to date.

Inventories

     Inventories are stated at the lower of cost and net realizable value. Cost is based on invoiced price on an average basis for all stock categories. Net realizable value is calculated as estimated selling price net of estimated selling costs.

Interest bearing loans & borrowings

     All loans and borrowings are initially recorded at fair value, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest bearing loans are measured at amortized cost, using the effective interest yield methodology.


Segment reporting

     A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments.

     The Group's primary reporting segments comprise geographic segments relating to the origin of its turnover, as the Group only operates in one business segment, the provision of a low fares scheduled airline service across a European route network.

Share based payments

     The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the share options granted on the date of the grant. The cost of the employee services received in respect of the share options granted is recognized in the income statement over the period that the services are received, which is the vesting period, with a corresponding credit to equity. The fair value of the options granted is determined using the Binomial Lattice option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Non market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognized in the income statement reflects the number of vested shares or share options.

     In accordance with the transition provisions in IFRS 1, Ryanair has applied this fair value calculation to share option grants that were made after November 7, 2002, but which had yet to vest by January 1, 2005.

Foreign currency translation

     Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Euro, which is the functional currency of each of the Group's entities.

     Transactions arising in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange prevailing at the balance sheet date and all related exchange gains or losses are accounted for through the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated to Euro at foreign exchange rates ruling at the dates the transactions were effected.

Derivative financial instruments*

     Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Group's earnings, cash flows and equity.


     To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity contracts. These derivative financial instruments are generally held to maturity and are not actively traded. The Group enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

     From April 1, 2005, the Group has applied the provisions of IAS 39 in accounting for derivatives. Derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, derivative financial instruments continue to be restated to fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

     The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts and commodity contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

     Where a derivative financial instrument is designated as a hedge of the variability in cash flows or a recognized asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity (in the cash flow hedging reserve). When the forecasted transactions results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability for non financial items being hedged. Otherwise the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss thereon is recognized in the income statement immediately.

     When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized in the income statement immediately.

     Where a derivative financial instrument hedges the changes in fair value of a recognized asset or liability or an unrecognized firm commitment, any gain or loss on the hedging instrument is recognized in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss also being recognized in the income statement.

Income taxes including deferred income taxes

     Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity (derivative financial instruments and pensions and other post retirement obligations), in which case it is recognized in equity. Current tax payable on taxable profits is recognized as an expense in the period in which the profits arise using tax rates enacted or substantially enacted at the balance sheet date.

     Deferred  income tax is provided in full,  using the liability  method,  on temporary timing differences arising from the tax basis of assets and liabilities and their carrying accounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date and expected to apply when the deferred tax asset is realized or the deferred tax liability is settled. The following temporary differences are not provided for: the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.


     The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that a sufficient taxable profit would be available to allow all or part of the deferred tax asset to be utilized.

Leases

     Assets held under finance leases are capitalized in the balance sheet and are depreciated over their estimated useful lives. The present values of the future lease payments are recorded as obligations under finance leases and the interest element of the lease obligation is charged to the profit and loss account over the period of the lease in proportion to the balances outstanding.

     Expenditure arising under operating leases is charged to the profit and loss account as incurred. The Group also enters into sale and leaseback transactions whereby it sells the rights to acquire an aircraft to a third party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal where the price achieved is not considered to be at fair value is spread over the period the asset is expected to be used. The profit or loss amount deferred is included within other creditors and analyzed into its components of greater or less than one year.

Aircraft maintenance costs

     The accounting for the cost of providing major airframe and certain engine maintenance checks is described in the accounting policy for property, plant and equipment and depreciation.

     With respect to the Group's operating lease agreements, where the Group has a commitment to maintain the aircraft, provision is made during the lease term for the obligation based on estimated future costs of major airframe and certain engine maintenance checks by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year.

     All other maintenance costs are expensed as incurred.

Pensions and other post retirement obligations

     The Group provides employees with post retirement benefits in the form of pensions. The Group operates a number of defined contribution and defined benefit pension schemes.

     Costs arising in respect of the Group's defined contribution pension schemes are charged to the income statement in the period in which they are incurred. Any contributions unpaid at the balance sheet date are included as a liability.

     The liabilities and costs associated with the Group's defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of each scheme's liabilities are determined by reference to market yields at the balance sheet date of high quality corporate bonds in the same currency and term that is consistent with those of the associated pension obligations. The net surplus or deficit arising on the Group's defined benefit schemes is shown within non-current assets or liabilities on the balance sheet. The deferred tax impact of any such amount is disclosed separately within deferred tax.

     The Group separately recognizes the operating and financing costs of defined benefit pensions in the income statement. The standard permits a number of options for the recognition of actuarial gains and losses. All cumulative actuarial gains and losses as at the IFRS transition date (April 1, 2004) were accordingly recognized in retained earnings at that date.


Provisions and contingencies

     A provision is recognized in the balance sheet when we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future outflow at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

     We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

     In relation to legal matters, we develop estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any.

Cash and cash equivalents

     Cash represents cash held at banks and available on demand.

     Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash. Cash equivalents include investments in commercial paper, certificates of deposit and cash deposits of more than one day, but less than three months. Deposits with a maturity of greater than three months are recognized as short tem investments.

Financial assets*

     Financial assets comprise cash deposits of greater than three months maturity. All are classified as held to maturity as there is a significant financial disincentive from redeeming such amounts at an earlier stage. All such amounts are carried initially at fair value and then subsequently at amortized cost in the balance sheet.

2005 Accounting policies

     The 2005 comparatives do not reflect the provisions of the IFRS standards in respect of IAS 32 and 39. The policies in respect of the 2005 comparative information have been set out below.

     These policies are in addition to those previously identified where the 2006 policy has been applied consistently to both periods presented in the accounts.

     Derivative financial instruments

     The Group enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating aviation fuel prices, foreign exchange and interest rates. Derivative financial instruments are utilized to fix aircraft fuel prices, foreign exchange and interest rate exposures. Gains and losses on derivative financial instruments were recognized in the income statement when realized as an offset to the related income or expense, and the Group does not enter into any such transactions for speculative purposes.


      Financial assets

      Financial assets are shown at cost less provisions for impairments, if any.

2     Restricted cash

Restricted cash consists of EUR200m (2005: EUR200m) placed on deposit as collateral for certain derivative financial instruments and debt financing arrangements entered into by the Group, and a further EUR4m (2005: EUR4m) held in escrow relating to ongoing legal proceedings.

3     Trade receivables

                                                                                                At March 31,
                                                                                      -----------------------------
                                                                                          2005              2006
                                                                                      ------------     ------------
                                                                                         EUR000            EUR000

      Trade receivables.........................................................           21,049           30,362
      Provision for impairment..................................................            (405)            (453)
                                                                                      ------------     ------------
                                                                                           20,644           29,909
                                                                                      ============     ============

      All amounts fall due within one year.

      The movement in the provision for receivable impairments is as follows:

                                                     Balance at         Additions
                                                      beginning         charged to                     Balance at end
                                                       of year           expenses      Deductions         of year
                                                    -------------    -------------   -------------    -------------
                                                        EUR000            EUR000          EUR000           EUR000

      Year ended March 31, 2005.................             352               53               -              405
      Year ended March 31, 2006.................             405               48               -              453
                                                    =============    =============   =============    =============

4     Derivative financial instruments

Derivative financial instruments, which have been recognized at fair value in the Group's balance sheet, are analyzed as follows:

                                                                                                           2006
                                                                                                      -------------
                                                                                                          EUR000
      Current assets
      Gains on fair value hedging instruments - maturing within one year......................               7,543
      Gains on cash flow hedging instruments - maturing within one year.......................              11,329
                                                                                                      -------------
                                                                                                            18,872
                                                                                                      -------------
      Non-current assets
      Gains on cash flow hedging instruments - maturing after one year........................                 763
                                                                                                      -------------
      Total derivative assets.................................................................              19,635
                                                                                                      -------------

      Current liabilities
      Losses on cash flow hedging instruments - maturing within one year......................            (27,417)
      Non-current liabilities
      Losses on cash flow hedging instruments - maturing after one year.......................            (81,897)
                                                                                                      -------------
      Total derivative liabilities............................................................           (109,314)
                                                                                                      -------------
      Net derivative financial instrument position at year end ...............................            (89,679)
                                                                                                      =============


     The Audit Committee of the Board of Directors has responsibility for setting the treasury policies and objectives of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group's operations. Such risks comprise commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks. These instruments include borrowings, cash deposits and derivatives (principally jet fuel derivatives, interest rate swaps and forward foreign exchange contracts). It is the Group's policy that no speculative trading in financial instruments takes place.

     The Group's historical fuel risk management policy has been to hedge between 70% and 90% of the forecasted rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in world jet fuel prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. In more recent times, due to fundamental changes in the world fuel markets, the Group has adopted a more short term and strategic approach to fuel hedging. At August, 2006 the Group had hedged 90% of its fuel exposure for the period June to December 2006 inclusive.

     Foreign currency risk in relation to the Group's trading operations largely arises in relation to non-Euro currencies. These currencies are primarily Sterling pounds and US dollar. The Group manages this risk by matching Sterling revenues against Sterling costs. Any unmatched Sterling revenues are used to fund forward foreign exchange contracts to hedge US dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs - including advance payments to Boeing for future aircraft deliveries.

     The Group's objective for interest rate risk management is to reduce interest risk through a combination of financial instruments which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Group aims to achieve the best available return on investments of surplus cash - subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third party market based ratings. In line with the above interest rate risk management strategy the Group has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements. The Group has also entered into floating rate financing for certain aircraft which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral (subject to an agreed capped amount of EUR200m) to mitigate certain counterparty risk of fluctuations on certain derivative and financing arrangements ("restricted cash"). At March 31, 2006 such restricted cash amounted to EUR200.0m (2005: EUR200.0m). Additional numerical information on these swaps and on other derivatives held by the Group is set out below and in note 10.

     The Group utilizes a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Group's balance sheet and have been utilized to hedge against these particular risks arising in the normal course of the Group's business. All have been designated as hedges for the purposes of IAS 39. The Group has availed of the exemption contained in IFRS 1 and is not retrospectively applying the provisions of IAS 39 to its financial instruments to any period prior to April 1, 2005. In the prior year all gains and losses on such derivatives were permitted to be deferred until the underlying hedged item impacted earnings and accordingly, prior year disclosures for such items are not dealt with in the table above but are included in note 10 to these financial statements. Details of the transition adjustments arising on the initial application of IAS 39 are set out in note 26.


The table above includes the following derivative arrangements:

                                                                                                        Fair value
                                                                                                           2006
                                                                                                      -------------
                                                                                                          EUR000
      Interest rate swaps
      Less than one year......................................................................            (27,417)
      More than one year......................................................................            (81,897)
                                                                                                      -------------
                                                                                                         (109,314)
                                                                                                      -------------
      Foreign currency forward contracts
      Less than one year......................................................................              18,872
      More than one year......................................................................                 763
                                                                                                      -------------
                                                                                                            19,635
                                                                                                      -------------
      Net derivative position at year end.....................................................            (89,679)
                                                                                                      =============


     Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in note 10.


Interest rate swaps are primarily used to convert a portion of the Group's floating rate exposures on borrowings and operating leases into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt or lease being hedged (i.e. notional principal, interest rate settings, repricing dates). These are all classified as cash flow hedges of the forecasted variable interest payments and rentals due on the Group's underlying debt and operating leases and have been determined to be highly effective in achieving offsetting cash flows. Accordingly no material level of ineffectiveness has been recorded in the income statement relating to these hedges in the current year.

Foreign currency forward contracts are utilized in a number of ways:

- Forecast Sterling and Euro revenue receipts are converted into US dollars to hedge against committed aircraft payments. These forward contracts are arranged so as to match exactly against future aircraft commitments, as to timing, quantum and currency. These are classified as fair value hedges of the Group's US dollar aircraft commitments and have been determined to be highly effective in offsetting changes in the fair value of committed aircraft purchases in US dollars.

- Forecast Sterling and Euro revenue receipts are also converted into US dollars to hedge against forecasted US dollar payments principally for jet fuel, insurance and other aircraft related costs. These are also arranged so as to match exactly against forecasted US dollar payments as to timing, quantum and currency. These are classified as cash flow hedges of forecasted US dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the US dollar to Sterling and Euro exchange rates for the forecasted US dollar purchases.

No material level of ineffectiveness has been recorded for these foreign currency forward contracts in the current year as the underlying hedged items and hedging instruments have been consistently closely matched.

The Group also ordinarily utilizes jet fuel forward contracts to manage exposure to jet fuel prices, however, there were none at hand at March 31, 2006. (EUR5.9m at 2005).

Unrealized  losses on the Group's  interest rate swaps of EUR109.3m  (2005:
EUR151.9m) will be amortized to the income statement over the period in which forecasted interest and lease payments will be made (typically 1-12 years from the year end), as an offset to the related interest and rental expense.


5     Other assets

                                                                                               At March 31,
                                                                                        ---------------------------
                                                                                          2005              2006
                                                                                        ----------       ----------
                                                                                         EUR000            EUR000

      Prepayments.............................................................             15,187           14,643
      Interest receivable.....................................................              5,117            9,076
      Value Added Tax recoverable.............................................              4,308            5,734
                                                                                        ----------       ----------
      All amounts fall due within one year.                                                24,612           29,453
                                                                                        ==========       ==========


6     Inventories
                                                                                                At March 31,
                                                                                        ---------------------------
                                                                                           2005             2006
                                                                                        ----------       ----------
                                                                                         EUR000            EUR000

      Consumables..............................................................             2,460            3,422
                                                                                        ==========       ==========

     In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.


7     Property, plant and equipment

                                                           Hangar       Plant     Fixtures
                                                             &            &           &        Motor
                                               Aircraft   Buildings    Equipment   Fittings   Vehicles     Total
                                             ----------- -----------  ----------- ---------- ---------  -----------
                                                EUR000      EUR000       EUR000     EUR000     EUR000      EUR000
      (i)  Year ended March 31, 2005
      Cost
         At March 31, 2004....................1,980,477      13,081        4,247      9,718       466    2,007,989
         Additions in year......................627,180          48        1,115        988       174      629,505
         Disposals in year.....................(62,886)           -          (5)       (21)         -     (62,912)
                                             ----------- -----------  ----------- ---------- ---------  -----------
         At March 31, 2005....................2,544,771      13,129        5,357     10,685       640    2,574,582
                                             ----------- -----------  ----------- ---------- ---------  -----------
      Depreciation
         At March 31, 2004......................393,438       2,549        2,868      7,828       376      407,059
         Charge for year........................107,656         385        1,075      1,105       136      110,357
         Eliminated on disposals...............(60,720)           -          (5)          -         -     (60,725)
                                             ----------- -----------  ----------- ---------- ---------  -----------
         At March 31, 2005......................440,374       2,934        3,938      8,933       512      456,691
                                             ----------- -----------  ----------- ---------- ---------  -----------
      Net book value
         At March 31, 2005....................2,104,397      10,195        1,419      1,752       128    2,117,891
                                             =========== ===========  =========== ========== =========  ===========


                                                           Hangar       Plant     Fixtures
                                                             &            &           &        Motor
                                               Aircraft   Buildings    Equipment   Fittings   Vehicles     Total
                                             ----------- -----------  ----------- ---------- ---------  -----------
      (ii)  Year ended March 31, 2006
      Cost
         At March 31, 2005....................2,544,771      13,129        5,357     10,685       640    2,574,582
         Additions in year......................542,518         136        1,183      1,136       341      545,314
         Disposals in year....................(217,204)           -            -       (48)         -    (217,252)
                                             ----------- -----------  ----------- ---------- ---------  -----------
         At March 31, 2006....................2,870,085      13,265        6,540     11,773       981    2,902,644
                                             ----------- -----------  ----------- ---------- ---------  -----------
      Depreciation
         At March 31, 2005......................440,374       2,934        3,938      8,933       512      456,691
         Charge for year........................121,611         740          938      1,022        94      124,405
         Eliminated on disposals..............(211,408)           -            -       (32)         -    (211,440)
                                             ----------- -----------  ----------- ---------- ---------  -----------
         At March 31, 2006......................350,577       3,674        4,876      9,923       606      369,656
                                             ----------- -----------  ----------- ---------- ---------  -----------
      Net book value
         At March 31, 2006....................2,519,508       9,591        1,664      1,850       375    2,532,988
                                             =========== ===========  =========== ========== =========  ===========


     At March 31, 2006, aircraft with a net book value of EUR2,124.4m (March 31, 2005: EUR1,789.5m) were mortgaged to lenders as security for loans. Under the security arrangements for the Group's new Boeing 737-800 "next generation" aircraft, the Group does not hold legal title to those aircraft while these loan amounts remain outstanding.

     At March 31, 2006, the cost and net book value of aircraft includes EUR301.5m (March 31, 2005: EUR292.5m) in respect of advance payments and options on aircraft. This amount is not depreciated. The cost and net book value also includes capitalized aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

      The net book value of assets held under finance leases at March 31, 2006 and 2005 was EUR91.6m and EUR95.3m respectively.

8     Intangible assets

                                                                                                     Landing Rights
                                                                                                    ----------------
                                                                                                         EUR000

                                                                                                    ----------------
   At March 31, 2005.........................................................................               46,841
                                                                                                    ================

                                                                                                    ----------------
   At March 31, 2006.........................................................................               46,841
                                                                                                    ================


     Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The directors also consider that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value in use basis, using discounted cash flow projections for a twenty year period for each route which has an individual landing right. The calculation of value in use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material affect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights carrying amounts exceeding their recoverable amounts. These projections have been discounted using a rate that reflects management's estimate of the long term pre tax return on capital employed for its scheduled airline business, estimated to be 5.0% for 2006 and 5.5% for 2005.

9     Accrued expenses and other liabilities

                                                                                               At March 31,
                                                                                        --------------------------
                                                                                          2005           2006
                                                                                        ---------        ---------
      Current:                                                                           EUR000          EUR000
      Accruals......................................................................      87,778          109,681
      Taxation......................................................................      84,936          111,291
      Unearned revenue..............................................................     245,939          349,642
                                                                                        ---------        ---------
                                                                                         418,653          570,614
                                                                                        =========        =========
      Taxation above comprises:

                                                                                               At March 31,
                                                                                        --------------------------
                                                                                          2005           2006
                                                                                        ---------        ---------
      Current:                                                                           EUR000          EUR000
      PAYE (payroll taxes)..........................................................       3,656            4,012
      Other tax (principally air passenger duty)....................................      81,280          107,279
                                                                                        ---------        ---------
                                                                                          84,936          111,291
                                                                                        =========        =========


10    Financial instruments

     The Group utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Group's operations. Derivative financial instruments are contractual agreements with a value which reflects price movements in an underlying asset. The Group uses derivative financial instruments, principally jet fuel derivatives, interest rate swaps and forward foreign exchange contracts to manage commodity risks, interest rate risks, currency exposures and achieve the desired profile of borrowings and leases. It is the Group's policy that no speculative trading in financial instruments shall take place.

     The main risks attaching to the Group's financial instruments and the details of the derivatives employed to hedge against these risks have been given in note 4.

(a)  Commodity risk

     The Group's exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations, however, at year end, the Group had no jet fuel derivatives in place.

(b) Maturity and interest rate risk profile of financial assets and financial liabilities

     At March 31, 2006, the Group had borrowings equivalent to EUR1,677.7m (2005: EUR1,414.9m) from various financial institutions provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 82 Boeing 737-800 "next generation" aircraft. The guarantees are secured with first fixed mortgages on the delivered aircraft. The remaining balance of long term debt relates to 4 aircraft held under finance leases, totalling EUR115.8m (2005: EUR120.6m) and borrowings to finance aircraft simulators totalling EUR11.3m (2005: EUR12.9m).

     The maturity profile of the Group's financial liabilities at March 31, 2005 is as follows:

                                                           Year ended March 31,
                                      Weighted
                                      average
                                       fixed       2006      2007        2008       2009    Thereafter      Total
                                      rate (%)    EUR000    EUR000      EUR000     EUR000     EUR000        EUR000
                                     ---------  ---------  ---------  ---------  ---------   ---------     ---------
      Fixed rate
      Secured long term debt....        5.17%     50,437     54,307     57,472     60,841     273,033       496,090
      Debt swapped from floating to
      fixed.....................        5.91%     61,437     62,947     64,492     66,072     504,478       759,426
                                     ---------  ---------  ---------  ---------  ---------   ---------     ---------
      Secured long term debt after
      swaps.....................        5.62%    111,874    117,254    121,964    126,913     777,511     1,255,516
      Finance leases............        2.70%          -          -          -          -      33,490        33,490
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Total fixed rate debt.....                 111,874    117,254    121,964    126,913     811,001     1,289,006
                                                =========  =========  =========  =========   =========     =========

      Floating rate
      Secured long term debt....                  64,866     66,450     68,071     69,728     529,087       798,202
      Debt swapped from floating to
      fixed.....................                 (61,437)  (62,947)   (64,492)   (66,072)   (504,478)     (759,426)
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Secured long term debt after
      swaps.....................                   3,429      3,503      3,579      3,656      24,609        38,776
      Finance leases............                   5,694      5,939      6,195      6,462      62,785        87,075
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Total floating rate debt..                   9,123      9,442      9,774     10,118      87,394       125,851
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Total financial liabilities                120,997    126,696    131,738    137,031     898,395     1,414,857
                                                =========  =========  =========  =========   =========     =========


     The maturity profile of the Group's financial liabilities at March 31, 2006 is as follows:

                                                          Year ended March 31,
                                     Weighted
                                     average
                                      fixed        2007       2008      2009       2010     Thereafter       Total
                                     rate (%)     EUR000     EUR000    EUR000     EUR000      EUR000         EUR000
                                     ---------  ---------  ---------  ---------  ---------   ---------     ---------
      Fixed rate
      Secured long term debt...        5.17%       54,174     57,363    60,758    64,379       207,902      444,576
      Debt swapped from floating
      to fixed.................        5.91%       63,091     64,612    66,166    67,786       436,809      698,464
                                     ---------  ---------  ---------  ---------  ---------   ---------     ---------
      Secured long term debt after
      swaps....................        5.62%      117,265    121,975   126,924   132,165       644,711    1,143,040
      Finance leases...........        2.70%            -          -         -         -        34,395       34,395
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Total fixed rate debt....                   117,265    121,975   126,924   132,165       679,106    1,177,435
                                                =========  =========  =========  =========   =========     =========
      Floating rate
      Secured long term debt...                    93,198     95,655    98,280   100,977       729,267    1,117,377
      Debt swapped from floating
      to fixed.................                  (63,091)   (64,612)  (66,166)  (67,786)     (436,809)    (698,464)
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Secured long term debt after
      swaps....................                    30,107     31,043    32,114    33,191       292,458      418,913
      Finance leases...........                     5,939      6,195     6,462     6,740        56,044       81,380
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Total floating rate debt.                    36,046     37,238    38,576    39,931       348,502      500,293
                                                ---------  ---------  ---------  ---------   ---------     ---------
      Total financial liabilities                 153,311    159,213   165,500   172,096     1,027,608    1,677,728
                                                =========  =========  =========  =========   =========     =========

      All of the above debt which matures after 2010 will mature over each of the periods between 2011 and 2018.

      Analysis of changes in borrowings during the year

                                                                                               At March 31,
                                                                                     ------------------------------
                                                                                        2005               2006
                                                                                     ----------          ----------
                                                                                       EUR000             EUR000

     Balance at start of year......................................                    952,982           1,414,857
     Loans raised to finance aircraft/simulator purchases..........                    550,021             386,809
     Repayments of amounts borrowed................................                   (88,146)           (123,938)
                                                                                     ----------          ----------
        Balance at end of year.....................................                  1,414,857           1,677,728
                                                                                     ==========          ==========
     Less than one year............................................                    120,997             153,311
     More than one year............................................                  1,293,860           1,524,417
                                                                                     ----------          ----------
                                                                                     1,414,857           1,677,728
                                                                                     ==========          ==========

      Interest rate repricing:

     Floating interest rates on financial liabilities are generally referenced to European inter-bank interest rates (EURIBOR). Secured long term debt and interest rate swaps typically reprice on a quarterly basis with finance leases repricing on a semi-annual basis.

      Fixed interest rates on financial liabilities are fixed for the duration of the structures (typically between 10 and 12 years).

     The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2006 all of the Group's cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 2.71% (2005: 2.19%). The Group had no other financial assets at either March 31, 2005 or 2006. All interest rates attaching to these balances are floating rate and will reprice within the year.

                                                         Within            2005          Within           2006
      Financial assets:                                  1 year           Total          1 year           Total
                                                       ----------       ----------      ----------       ----------
                                                         EUR000           EUR000         EUR000           EUR000

      Cash and cash equivalents.................         872,258          872,258       1,439,004        1,439,004
      Cash > 3 months...........................         529,407          529,407         328,927          328,927
      Restricted cash...........................         204,040          204,040         204,040          204,040
                                                       ----------       ----------      ----------       ----------
      Total financial assets....................       1,605,705        1,605,705       1,971,971        1,971,971
                                                       ==========       ==========      ==========       ==========

     Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependant on the principal amounts on deposit.

(c)  Foreign currency risk

     The Group has exposure to various reporting currencies (principally Sterling and US dollars) due to the international nature of its operations. The Group manages this risk by matching Sterling revenues against Sterling costs. Any unmatched Sterling revenues are used to fund forward foreign exchange contracts to hedge the US dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance and capital expenditure costs - including advance payments to Boeing for future aircraft deliveries. Further details of the hedging activity carried out by the Group are given in note 4.

     The following table shows the net amount of monetary assets of the Group that are not denominated in Euro at March 31, 2005 and March 31, 2006 and have been translated using the following year end foreign currency rates: 2006 GBP to EUR 0.6964, USD to EUR 1.2104 (2005: GBP to EUR 0.6885, USD to EUR 1.2964)

                                                           March 31, 2005                   March 31, 2006
                                                  -------------------------------  -------------------------------
                                                                           Euro                            Euro
                                                    GBP           US$     equiv       GBP         US$     equiv
                                                  ---------   --------- --------- ---------    --------- ---------
      Monetary assets                              GBP000        $000     EUR000    GBP000       $000     EUR000
         GBP cash and liquid resources.........     39,824           -    57,842    79,424            -   114,049
         USD cash and liquid resources.........          -       5,900     4,551         -       54,839    45,307
                                                  ---------   --------- --------- ---------    --------- ---------
                                                    39,824       5,900    62,393    79,424       54,839   159,356
                                                  =========   ========= ========= =========    ========= =========

     The Group also enters into US dollar and Sterling currency forward contracts in order to manage currency risk which arises on its forecasted aircraft payments, fuel, maintenance and aviation insurance costs, which are primarily denominated in US dollars, and certain of its revenue income streams which arise in Sterling. See further details in note 4.

     The following table gives details of the notional amounts of the Group's currency forward contracts as at March 31, 2005 and at March 31, 2006:

                                                           March 31, 2005                   March 31, 2006
                                                  -------------------------------  -------------------------------
                                                                           Euro                            Euro
         Currency forward contracts                 GBP           US$     equiv       GBP         US$     equiv
                                                  ---------   --------- --------- ---------    --------- ---------
                                                   GBP000        $000     EUR000    GBP000       $000     EUR000
         US dollar currency forward contracts
         - for aircraft purchases..............          -     425,000   324,676         -     480,000    384,268
         - for fuel and other purchases........          -     332,713   256,450         -     592,923    470,775
         GBP currency forward contracts
         - for other airline costs.............     31,682           -    44,905    37,039           -     53,044
                                                  ---------   --------- --------- ---------    --------- ---------
                                                    31,682     757,713   626,031    37,039   1,072,923    908,087
                                                  =========   ========= ========= =========    ========= =========

(d)  Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation sale. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

- Cash and liquid resources: carrying amount approximates to fair value due to the short term nature of these instruments.

- Fixed rate long term debt: the repayments which Ryanair is committed to make have been discounted at the relevant rates of interest applicable at March 31, 2005 and March 31, 2006, which would be payable to a third party to assume the obligation.

- Derivative - interest rate swaps: discounted cash flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash flow analyses are based on estimated future interest rates.

- Derivative - currency forward and aircraft fuel: a comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2005 and March 31, 2006 has been made.

     The fair value of the Group's financial instruments at March 31, 2005 and March 31, 2006 was as follows:

                                                                  2005                        2006
                                                                Carrying       2005        Carrying         2006
                                                                 amount     Fair value      amount       Fair value
                                                             ------------ ------------   ------------   ------------
                                                                 EUR000       EUR000        EUR000         EUR000
      Cash and liquid resources
         Cash on cash equivalents..........................      872,258      872,258      1,439,004      1,439,004
         Cash > 3 months...................................      529,407      529,407        328,927        328,927
         Restricted cash...................................      204,040      204,040        204,040        204,040
                                                             ------------ ------------   ------------   ------------
      Debt instruments
         Long term debt....................................  (1,414,857)  (1,457,124)    (1,677,728)    (1,703,431)
                                                             ------------ ------------   ------------   ------------
      Derivative instruments
         Interest rate swaps (loss)........................            -    (151,926)      (109,314)      (109,314)
         US dollar currency forward contracts gain.........            -        1,785         19,837         19,837
         Sterling currency forward contracts gain/(loss) ..            -          666          (202)          (202)
         Aircraft fuel price contracts gain................            -        5,851              -              -
                                                             ============ ============   ============   ============


(e)  Credit risk

The Group holds significant cash balances which are invested on a short-tem basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its third party market based ratings and by regular review of these ratings. The Group typically enters into deposits and derivative contracts with parties that have at least an "A" or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

The Group's revenues derive principally from airline travel on scheduled services, car hire, inflight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

(f) Details of the Group's guarantees and the related accounting have been given in note 22.

(g)  Sensitivity analysis

Interest rate risk: If the Group had not entered into its interest rate derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of its liability at March 31, 2006 by approximately EUR49m. The earnings and cashflow impact of such a change in interest rates would have been approximately plus or minus EUR10m per year.

Foreign currency risk: If the Group had not entered into its foreign currency forward contracts, holding other variables constant, if there was an adverse change of 10% in relevant foreign currency exchange rates, the market value of the Group's foreign currency forward contracts outstanding at March 31, 2006 would decrease by EUR58m, the majority of which would have an impact on the income statement in the period to March 31, 2007.


11   Deferred and current taxation

     The components of the deferred and current taxation in the balance sheet were as follows:

                                                                                                At March 31,
                                                                                          -------------------------
                                                                                            2005            2006
                                                                                          ---------       ---------
                                                                                           EUR000          EUR000
      Current income tax liabilities
         Corporation tax provision.......................................................   17,534          15,247
                                                                                          ---------       ---------
         Total current tax...............................................................   17,534          15,247
                                                                                          =========       =========
      Deferred income tax liabilities (non-current)
         Temporary differences on property, plant and equipment, derivatives and
         pensions........................................................................  104,180         127,260
                                                                                          ---------       ---------
         Total non current...............................................................  104,180         127,260
                                                                                          =========       =========
         Total tax liabilities (net).....................................................  121,714         142,507
                                                                                          =========       =========


                                                                                                At March 31,
                                                                                          -------------------------
                                                                                            2005            2006
                                                                                          ---------       ---------
      Reconciliation of current tax                                                        EUR000          EUR000
      At beginning of year......................................................             9,765          17,534
      Corporation tax charge in year............................................            11,967           1,950
      Reversal of prior year overprovision......................................                 -         (4,673)
      Tax (paid)/refund.........................................................           (4,198)             436
                                                                                          ---------       ---------
      At end of year............................................................            17,534          15,247
                                                                                          =========       =========


                                                                                                At March 31,
                                                                                          -------------------------
                                                                                            2005            2006
                                                                                          ---------       ---------
      Reconciliation of deferred tax                                                       EUR000          EUR000
      At beginning of year......................................................            87,670         104,180
      Temporary  differences  on  property,   plant  and  equipment,   derivatives,
      pensions and other items..................................................            16,510          23,080
                                                                                          ---------       ---------
      At end of year............................................................           104,180         127,260
                                                                                          =========       =========

Temporary differences for the year to March 31, 2006 principally consisted of EUR34.9m for property, plant and equipment in the income statement, EUR0.3m for pensions and a deferred tax credit of EUR12.1m for derivatives in equity. The charge to March 31, 2005 consisted of EUR17.2m for property, plant and equipment and a deferred tax credit of EUR0.7m for pensions.

                                                                                         Year ended      Year ended
                                                                                          March 31,       March 31,
                                                                                            2005             2006
                                                                                          ---------       ---------
      The components of the tax expense in the income statement were as follows:           EUR000           EUR000
      Tax charge for year.......................................................            11,967           1,950
      Release of prior year overprovision.......................................                 -         (4,673)
      Deferred  tax charge  relating  to  origination  and  reversal  of  temporary         17,186
      differences...............................................................                            34,899
                                                                                          ---------       ---------
                                                                                            29,153          32,176
                                                                                          =========       =========

      The following table reconciles the statutory rate of Irish corporation tax to the Group's effective current corporation tax rate:
                                                                                         Year ended      Year ended
                                                                                          March 31,       March 31,
                                                                                            2005             2006
                                                                                          ---------       ---------
                                                                                              %                %
      Statutory rate of Irish corporation tax...................................              12.5            12.5
      Adjustments for earnings taxed at higher rates............................               0.9             1.1
      Adjustments for earnings taxed at lower rates.............................             (4.2)           (4.5)
      Other differences.........................................................               0.2             0.4
                                                                                          ---------       ---------
      Total effective rate of taxation..........................................               9.4             9.5
                                                                                          =========       =========


Deferred tax applicable to items charged or credited directly to equity were as follows:
                                                                                                 At March 31,
                                                                                          ------------------------
                                                                                            2005            2006
                                                                                          ---------       ---------
                                                                                           EUR000          EUR000
      Defined benefit pension obligations.......................................               676             332
      Derivative financial instruments..........................................                 -        (12,151)
                                                                                          ---------       ---------
      Total tax charge/(credit) in equity.......................................               676        (11,819)
                                                                                          =========       =========

     At March 31, 2006 the Group had unused net operating losses carried forward of EUR20.3m, and the resultant deferred tax asset has been netted off against the Group's deferred income tax liability. These unused net operating losses have no expiry date. The Company has recognized a deferred tax asset on these unused operating losses as the directors believe there is sufficient evidence that these losses will be utilized in future periods. The majority of current and deferred tax recorded in each of fiscal 2005 and 2006 relates to domestic tax charges. In fiscal 2005, the Irish headline corporation tax rate remained at 12.5%.

     Ryanair.com Limited is engaged in international data processing and reservation services. In these circumstances, Ryanair.com Limited is entitled to claim 10% corporation tax rate on profits derived from qualifying activities in accordance with Section 448 of the Taxes Consolidated Act, 1997. This legislation provides for the continuation of the 10% effective corporation tax rate until 2010. It also obtains a continued benefit from the impact of its international leasing and internet-related businesses.

      The principal components of deferred tax were:

                                                                                               At March 31,
                                                                                        ---------------------------
                                                                                          2005              2006
                                                                                        ---------         ---------
                                                                                         EUR000            EUR000
      Arising on capital allowances and other temporary differences............          105,509           143,032
      Arising on unused net operating losses carried forward...................                -           (2,537)
      Arising on derivatives...................................................                -          (12,151)
      Arising on pensions......................................................          (1,329)           (1,084)
                                                                                        ---------         ---------
      Total....................................................................          104,180           127,260
                                                                                        =========         =========

     At March 31, 2005 and 2006, the Group had fully provided for all required deferred tax liabilities. No deferred tax has however, been provided on the unremitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

12   Provisions

                                                                                               At March 31,
                                                                                        ---------------------------
                                                                                          2005              2006
                                                                                        ---------         ---------
      Provision for aircraft maintenance on operating leased aircraft:
         At beginning of year.......................................................       6,522             7,236
         Released during the year *.................................................     (6,169)                 -
         Charge for the year........................................................       6,883             9,486
                                                                                        ---------         ---------
         At end of year.............................................................       7,236            16,722
                                                                                        =========         =========

     * During 2005 Ryanair released EUR6.2m in provisions relating to leased aircraft which were returned to the lessor.

13   Other creditors

This consists of:

- Deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2006, Ryanair entered into a sale and leaseback arrangement for 4 new Boeing 737-800 "next generation" aircraft in addition to a further 13 in previous years.

- The present value of the net pension obligation of EUR8.7m (2005: EUR10.6m) in Ryanair Limited. See note 20 for further details.

- Loss on fair value movement in firm commitments to acquire aircraft - maturing within one year of EUR7.5m (2005: Nil). Ryanair has taken advantage of the exemption from the requirement to restate comparative information for IAS 39 contained in IFRS 1. As a result of this exemption, the information presented for all periods in relation to hedge accounting up to March 31, 2005 has been accounted for in accordance with Irish/UK GAAP as more fully set out in note 26.

14   Issued share capital, share premium account and share options

     (a)  Share capital

                                                                                               At March 31,
                                                                                        ---------------------------
                                                                                          2005              2006
                                                                                        ---------         ---------
      Authorized:
         840,000,000 ordinary equity shares of 1.27 Euro cent each..................      10,668            10,668
                                                                                        =========         =========
      Allotted, called up and fully paid:
         761,963,108 ordinary equity shares of 1.27 Euro cent each..................       9,675                 -
         771,016,623 ordinary equity shares of 1.27 Euro cent each.............                -             9,790
                                                                                        =========         =========

     (b)  Share premium account

                                                                                               At March 31,
                                                                                        ---------------------------
                                                                                          2005              2006
                                                                                        ---------         ---------
                                                                                         EUR000            EUR000

         Balance at beginning of year..........................................          560,406           565,756
         Share premium arising from the exercise of options (2,691,968 in
           fiscal 2005 and 9,053,515 in fiscal 2006)...........................            5,350            30,475
                                                                                        ---------         ---------
         Balance at end of year.....................................................     565,756           596,231
                                                                                        =========         =========

     (c)  Share options and share purchase arrangements

     The Group has adopted a number of share option plans, which allow current or future employees or executive directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair, subject to certain conditions. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted.

The key terms of these option plans include:

-    Certain non-market performance conditions to be met;

-    Approval of the remuneration committee to be given; and

- Certain employees to remain in employment with the Group for a specified period of time.

Details of the share options outstanding are set out below:

                                                                                                    Weighted Average
                                                                                  Share Options      Exercise Price
                                                                                  ---------------   -----------------
      Outstanding at March 31, 2004............................................       24,206,538             EUR4.13
      Exercised................................................................      (2,691,968)             EUR2.00
      Granted..................................................................        5,405,547             EUR4.55
      Expired..................................................................        (963,623)             EUR5.42
                                                                                  ---------------   -----------------
      Outstanding at March 31, 2005............................................       25,956,494             EUR4.39
                                                                                  ---------------   -----------------
      Exercised................................................................      (9,053,515)             EUR3.46
      Granted..................................................................        5,200,000             EUR6.42
      Expired..................................................................        (785,978)             EUR2.60
                                                                                  ---------------   -----------------
      Outstanding at March 31, 2006............................................       21,317,001             EUR5.34
                                                                                  ---------------   =================

     The mid-market price of Ryanair Holdings plc's ordinary shares on the Irish Stock Exchange at March 31, 2006 was EUR7.83. The highest and lowest prices at which the Company's shares traded on the Irish Stock Exchange in the year ended March 31, 2006 were EUR8.30 and EUR5.60, respectively. There were 3,510,847 options exercisable at March 31, 2006. The average share price for the year was EUR6.96 (2005: EUR4.94)

     The Group has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of EUR2.9m (2005: EUR0.5m) being recognized within the income statement in respect of employee services rendered, which was based on 8.0 million share options within the scope of IFRS 2 (2005:
2.7 million) as compared to the total share options disclosed above

     The weighted average fair value of the individual options granted during the years ended March 31, 2006 and 2005 were estimated, using a binomial lattice model, based on the following assumptions:

                                 Options Granted

                                                                          2005           2005            2006
                                                                      -------------------------------------------
      Date Granted................................................    Jul 4, 2004     Nov 9, 2004    Aug 10, 2005
      Date of earliest exercise...................................    Jul 4, 2009     Nov 9, 2009    Aug 10, 2010
      Date of expiration..........................................    Jul 4, 2011     Nov 9, 2011    Aug 10, 2012
      Fair Value..................................................       EUR1.93        EUR2.11        EUR2.86
      Assumptions:
         Risk-free interest rate..................................        3.7%           3.4%            3.0%
         Volatility*..............................................        40%             40%            40%
         Dividend Yield...........................................        Nil             Nil            Nil
         Expected life (years)....................................        5.5             5.5            5.5

       *historical monthly volatility over a three year average period

15   Analysis of operating revenues and segmental analysis

     All revenues derive from the Group's principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

     Revenue is analyzed by geographical area (by country of origin) as follows:

                                                                                    Year ended         Year ended
                                                                                     March 31,          March 31,
                                                                                       2005                2006
                                                                                    -----------        ------------
                                                                                      EUR000              EUR000
      United Kingdom.......................................................            645,537             809,706
      Other European countries.............................................            673,500             882,824
                                                                                    -----------        ------------
                                                                                     1,319,037           1,692,530
                                                                                    ===========        ============


      Ancillary revenues included in total revenue above comprise:
                                                                                    Year ended         Year ended
                                                                                     March 31,          March 31,
                                                                                       2005                2006
                                                                                    -----------        ------------
                                                                                      EUR000              EUR000
      Non-flight scheduled.................................................            115,916             166,796
      Car hire.............................................................             15,706              19,752
      In-flight............................................................             34,939              45,306
      Internet income......................................................             24,360              27,299
                                                                                    -----------        ------------
                                                                                       190,921             259,153
                                                                                    ===========        ============

     All of the Group's operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group's aircraft fleet is flexibly employed across its route network, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Internet income comprises revenue generated from Ryanair.com, excluding internet car hire revenue, which is included under the heading car hire. Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations and other revenues generated, including excess baggage charges, all directly attributable to the low fares business.

16   Staff numbers and costs

     The average weekly number of employees, including the executive director, during the year, analyzed by category, was as follows:

                                                                                    Year ended         Year ended
                                                                                     March 31,          March 31,
                                                                                       2005                2006
                                                                                    -----------        ------------
         Flight and cabin crew...........................................................1,813               2,271
         Sales, operations and administration............................................  791                 792
                                                                                    -----------        ------------
                                                                                         2,604               3,063
                                                                                    ===========        ============

The aggregate payroll costs of these persons were as follows:
                                                                                    Year ended         Year ended
                                                                                     March 31,          March 31,
                                                                                       2005                2006
                                                                                    -----------        ------------
                                                                                       EUR000             EUR000
         Salaries and related costs....................................................127,740             151,962
         Social welfare costs...........................................................10,512              13,339
         Other pension costs.............................................................2,933               3,191
         Share based payments ...........................................................  488               2,920
                                                                                    -----------        ------------
                                                                                       141,673             171,412
                                                                                    ===========        ============

17   Aircraft rentals and other expenses

(a)  Aircraft rentals-Purchase accounting adjustment

     Subsequent to the acquisition of Buzz Stansted Ltd in April 2003 Ryanair renegotiated the terms and conditions of certain onerous leases and agreed to return the aircraft to the lessors in late 2004, thereby releasing Ryanair from any remaining lease obligations at that time. IFRS 3 only allows an adjustment to the provisional values of assets and liabilities acquired in the 12 month period following the acquisition, and accordingly as the event occurred more than 12 months after the acquisition date, this resulted in a credit to the income statement for the year to March 31, 2005 of EUR11.9m. This amount is included as a reduction to aircraft rentals in the 2005 income statement.

(b)  Other expenses-Insurance claim

     Included in the income statement for the year to March 31, 2006 is a credit of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft. This credit has been included as a reduction to insurance costs included within operating expenses in the 2006 income statement.

18   Statutory and other information

                                                                                      Year ended         Year ended
                                                                                       March 31,          March 31,
                                                                                         2005                2006
                                                                                       -----------      ------------
                                                                                         EUR000             EUR000
      Directors' emoluments:
           -Fees............................................................                  280               265
           -Other emoluments, including bonus and pension contributions.....                  721               877
                                                                                       -----------      ------------

      Depreciation of owned tangible fixed assets...........................              110,063           120,877
      Depreciation of tangible fixed assets held under finance leases.......                  294             3,528
      Auditors' remuneration
           - audit (i)......................................................                  196               213
           - audit-related (ii).............................................                   39                67
           - tax services (iii).............................................                  232               188

      Operating lease charges, principally aircraft.........................               33,471            47,376
                                                                                       ===========      ============

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

      (a)   Fees and emoluments - Executive Director

                                                                                      Year ended         Year ended
                                                                                       March 31,          March 31,
                                                                                         2005                2006
                                                                                       -----------      ------------
                                                                                         EUR000             EUR000
      Basic salary...........................................................                 505               579
      Performance related bonus..............................................                 127               200
      Pension contributions..................................................                  49                58
                                                                                       -----------      ------------
                                                                                              681               837
                                                                                       ===========      ============

During the years ended March 31, 2005 and 2006 Michael O'Leary was the only
Executive Director.


      (b)  Fees and emoluments - Non Executive Directors
                                                                                      Year ended         Year ended
                                                                                       March 31,          March 31,
                                                                                         2005                2006
                                                                                       -----------      ------------
                                                                                         EUR000             EUR000
      Fees
      Emmanuel Faber.........................................................                 50                 47
      Michael Horgan.........................................................                 32                 32
      Klaus Kirchberger......................................................                 32                 32
      Raymond MacSharry......................................................                 47                 47
      Kyran McLaughlin.......................................................                 47                 47
      James R. Osborne.......................................................                 40                 28
      Paolo Pietrogrande.....................................................                 32                 32
                                                                                       -----------      ------------
                                                                                              280               265
                                                                                       -----------      ------------
      Emoluments
      Michael Horgan.........................................................                 40                 40
                                                                                       -----------      ------------
                                                                                             320                305
                                                                                       ===========      ============

      (c)  Pension benefits

                                                                   Transfer Value
                                       Increase in           Equivalent of Increase in       Total Accumulated
             Directors               Accrued Benefit             Accrued Benefit             Accrued Benefit
      ------------------------  -------------------------   -------------------------   -------------------------
                                Fiscal 2005   Fiscal 2006   Fiscal 2005   Fiscal 2006   Fiscal 2005   Fiscal 2006
                                -----------   -----------   -----------   -----------   -----------   -----------
                                    EUR           EUR           EUR           EUR           EUR           EUR
      Michael O'Leary.........       6,128         8,885        33,735        49,549        93,139       104,244
                                ===========   ===========   ===========   ===========   ===========   ===========

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


      (d)  Shares and share options


      (i)  Shares

      Ryanair Holdings plc is listed on the Irish, London and Nasdaq Stock Exchanges.

      The beneficial interests as at March 31, 2005 and 2006 of the directors and of their spouses and minor children in the share capital of the Company are as follows:

                                                                                  March 31,          March 31,
                                                                              -----------------  -----------------
                                                                                     2005              2006
                                                                              -----------------  -----------------
                                                                                No. of Shares      No. of Shares
David Bonderman...........................................................            7,008,680          7,008,680
Raymond MacSharry.........................................................                7,280              7,280
Michael O'Leary...........................................................           41,000,008         35,000,008
James R. Osborne..........................................................              705,128            705,128
T. Anthony Ryan...........................................................            5,758,535          5,758,535
Kyran McLaughlin                                                                         25,000             25,000
Michael Horgan............................................................                4,000             25,000

     Directors not referred to above held no shares.

     (ii) Share options

     The number of share options held by directors in office at the end of fiscal 2006 were:


                                                                             March 31,            March 31,
                                                                        -------------------  -------------------
                                                                                2005                2006
                                                                        -------------------  -------------------
                                                                         Number of Options    Number of Options
David Bonderman*......................................................               50,000               50,000
Emmanuel Faber**......................................................               25,000               25,000
Michael Horgan*.......................................................               50,000                    -
Klaus Kirchberger**...................................................               25,000               25,000
Kyran McLaughlin*.....................................................               50,000               50,000
Raymond MacSharry*....................................................               50,000                    -
Michael O'Leary***....................................................               40,620               40,620
James R. Osborne*.....................................................               50,000               50,000
Paolo Pietrogrande*...................................................               50,000               50,000
T. Anthony Ryan*......................................................               50,000               50,000




       *     These  options  were  granted  to these  directors  at EUR3.70
             (the  market  value at date of grant)  during the year ended
             March 31, 2001 and are exercisable between June 2005 and June 2007.
       ** These options were granted to these directors at EUR5.65 each (the market value at date of grant) during the year ended
             March 31, 2003 and are exercisable between June 2007 and June 2009.
       ***   These  options  were  granted to Michael  O'Leary as follows:
             17,701 in fiscal 2003 at EUR5.71 and 22,919 in fiscal 2004 at EUR4.41 (the market value at date of grant), in either case under the 2003 share option plan these are exercisable between 2009 and 2011.

19    Finance expense
                                                                             Year ended            Year ended
                                                                              March 31,            March 31,
                                                                        ---------------      -----------------
                                                                                 2005                  2006
                                                                                 EUR000                EUR000
  Interest payable on bank loans wholly repayable after five years               57,499                73,758
  Interest arising on pension liabilities, net....................                  130                   200
                                                                        ---------------
                                                                                 57,629                73,958
                                                                        ===============      ==================

20    Pensions


      The Group accounts for pensions in accordance with IAS 19, "Employee Benefits," (IAS 19).

      The Company operates defined benefit and defined contribution schemes.

(i)      Defined benefit schemes.

The Group funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for eligible Irish and UK employees. In general, on retirement, a member is entitled to pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. Theses plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2006 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at December 31, 2003 in accordance with local regulatory requirements using the projected unit credit method and the valuation reports are not available for public inspection.

The actuarial report showed that at the valuation date the market value of the scheme's assets was EUR11.5m, which was sufficient to cover more than 100% of the accrued liabilities, based on current earnings and 78% of the accrued liabilities allowing for expected future increases in earnings. The actuarial report recommends payment of contributions at 11.5% of staff and 17.8% of pilots' pensionable salaries respectively, which is an increase from previous contribution rates, intended to make good the shortfall on accrued liabilities allowing for expected future increases in earnings.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

                                                                                              At March 31,
                                                                                          ------------------------
                                                                                          2005              2006
                                                                                         -------           -------
                                                                                             %                %
Discount rate used for Irish plan............................................               4.50              4.75
Discount rate used for UK plan...............................................               5.35              4.90
Return on plan assets for Irish plan.........................................               6.43              6.61
Return on plan assets for UK plan............................................               6.61              6.93
Rate of Euro inflation.......................................................               2.00              2.25
Rate of UK inflation.........................................................               2.75              2.75
Future pension increases.....................................................               2.75              2.75
Future salary increases for Irish plan.......................................               3.50              3.25
Future salary increases for UK plan..........................................               4.25              3.75
                                                                                         =======            ======



The key mortality assumptions used at March 31, 2006 are:

Irish scheme

     Pre-retirement: 100% PMA92 (c=2025) for males, 100% PFA92 (c=2025) for females

     Post retirement: 100% PMA92 (c=2025) for males, 100% PFA92 (c=2025) for females

UK scheme

     Pre-retirement: none

     Post retirement: 100% PMA92 (c=2025) for males, 100% PFA92 (c=2025) for females

The amount recognized in the Consolidated balance sheet in respect of our defined benefit plans is as follows:

                                                                                             At March 31,
                                                                                      --------------------------
                                                                                        2005              2006
                                                                                      ---------         --------
                                                                                      EUR000              EUR000
      Present value of benefit obligations.....................................        (29,213)         (33,367)
      Fair value of plan assets................................................         18,585           24,690
                                                                                      ---------         --------
      Present value of net obligations.........................................        (10,628)          (8,677)
      Related deferred tax asset...............................................          1,329            1,084
                                                                                      ---------         --------
      Net pension (liability)..................................................         (9,299)          (7,593)
                                                                                      =========         ========


The amount recognized in the Consolidated income statement in respect of our defined benefit plans is as follows:




                                                                                      Year ended        Year ended
                                                                                       March 31,        March 31,
                                                                                   -------------    --------------
                                                                                         2005              2006
                                                                                        EUR000              EUR000
      Included in payroll costs
      Service cost.............................................................            1,417             1,812
                                                                                   -------------    --------------
      Included in finance costs
      Interest on pension scheme liabilities...................................            1,207             1,460
      Expected return on plan assets...........................................          (1,077)           (1,260)
                                                                                   --------------   --------------
      Net finance costs........................................................              130               200
                                                                                   -------------    --------------
      Net periodic pension cost................................................            1,547             2,012
                                                                                   =============    ==============



Analysis of amounts included in the Statements of Recognized Income and Expense
(SORIE);




                                                                                      Year ended        Year ended
                                                                                       March 31,        March 31,
                                                                                   -------------      ------------
                                                                                         2005                 2006
                                                                                         EUR000             EUR000
      Actual return less expected return on pension schemes assets.............              932             3,531
      Opening deficit on UK Scheme*............................................          (1,982)                 -
      Experience (losses)/gains on scheme liabilities..........................            (257)                62
      Changes in assumptions underlying the present value of scheme liabilities          (4,102)             (934)
                                                                                   -------------      ------------
      Actuarial (losses)/gains recognized in the SORIE.........................          (5,409)             2,659
                                                                                   -------------      ------------
      Related deferred tax asset/(liability)...................................              676             (332)
                                                                                   -------------      ------------
      Net actuarial (losses)/gains recognized in the SORIE                               (4,733)             2,327
                                                                                   =============      ============

*Recognized for first time in 2005.

Changes in the present value of the defined benefit obligation of the plans are as follows:

                                                                                              At March 31,
                                                                                   -----------------------------
                                                                                         2005              2006
                                                                                   -----------         ---------
                                                                                        EUR000           EUR000
      Projected benefit obligation at beginning of year........................         16,955           29,213
      Opening present benefit obligation on UK scheme..........................          4,930                -
      Service cost.............................................................          1,417            1,812
      Interest cost............................................................          1,207            1,460
      Plan participants' contributions.........................................            707              681
      Actuarial loss...........................................................          4,378              978
      Benefits paid............................................................           (354)            (672)
      Foreign exchange rate changes............................................            (27)            (105)
                                                                                   -----------         ---------
      Projected benefit obligation at end of year..............................         29,213           33,367
                                                                                   ===========         =========


Changes in fair values of the plans' assets are as follows:

                                                                                              At March 31,
                                                                                    -----------------------------
                                                                                           2005              2006
                                                                                    ------------       -----------
                                                                                          EUR000           EUR000
      Fair value of plan assets at beginning of year...........................           12,033           18,585
      Opening fair value of UK scheme assets...................................            2,911                -
      Actual gain on plan assets...............................................            2,029            4,867
      Employer contribution....................................................            1,279            1,305
      Plan participants' contributions.........................................              707              681
      Benefits paid............................................................             (354)            (672)
      Foreign exchange rate changes............................................              (20)             (76)
                                                                                    -------------      -----------
      Fair value of plan assets at end of year.................................           18,585           24,690
                                                                                    =============      ===========
The fair value of the plans' assets at March 31 is analyzed as follows:


                                                                                                 At March 31,
                                                                                    ------------------------------
                                                                                          2005              2006
                                                                                    ------------       -----------
                                                                                          EUR000           EUR000
      Equities.................................................................           14,359           20,147
      Bonds....................................................................            2,498            2,469
      Property.................................................................              684            1,012
      Other assets.............................................................            1,044            1,062
                                                                                    ------------       ----------
      Total fair value of plan assets..........................................           18,585           24,690
                                                                                    ============       ==========

The plans' assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 6.61% for the Irish Scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.25%; Bonds 3.75%; Property 6.25%; and Cash 2.25%. The expected long-term rate of return on assets of 6.93% for the UK Scheme was calculated based on the assumptions of the following returns for each asset class: Equities
7.25%;  Corporate and Overseas Bonds 4.90%; UK Government Bonds 4.20%; and Other
4.25%.

Since there are no suitable Euro-denominated AA rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from Government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.


The history of the plans for the current and prior period is as follows:

                                                                                              At March 31,
                                                                                      -----------------------------
      History of the plans for the current and prior period is as follows:                2005              2006
                                                                                      ----------         ----------
                                                                                         EUR000             EUR000
      Difference between expected and actual return on assets..................              932             3,531
      Expressed as a percentage of scheme assets...............................               5%               14%
                                                                                      ----------         ----------
      Experience (losses)/gains on scheme liabilities..........................            (257)                62
      Expressed as a percentage of scheme liabilities..........................             (1%)                 -
                                                                                      ----------         ----------
      Total actuarial (losses)/gains...........................................          (5,409)             2,659
      Expressed as a percentage of scheme liabilities..........................            (18%)                8%

                                                                                      ==========         ==========

In accordance with the transitional provision for the amendments to IAS 19 in December 2004, the disclosures in the above table are determined prospectively from the 2005 reporting period.

We expect to contribute approximately EUR1.3m to our defined benefit plans in 2007.

(ii)  Defined contribution schemes

We operate defined contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the Consolidated income statement in the period they are incurred. The pension cost of these defined contribution plans was EUR1.4m in 2006 (2005: EUR1.5m)


21    Earnings per share

     Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2005 and 2006 has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

                                                                                     Year ended         Year ended
                                                                                       March 31,          March 31,
                                                                                       2005               2006
                                                                                 --------------      -------------
      Basic weighted average number of shares outstanding..................         759,910,690        766,832,502
      Dilutive effect of employee share options............................           4,092,416          4,948,771
                                                                                 --------------      -------------
      Dilutive weighted average number of shares outstanding...............         764,003,106        771,781,273
                                                                                 ==============      =============

22    Commitments and contingencies

Commitments

a) In January 2002, the Group entered into a contract with The Boeing Company ("Boeing") (the "2002 Boeing contract"); whereby the Group agreed to purchase 100 new Boeing 737-800 "next generation" aircraft, and received purchase rights to acquire a further 50 such aircraft. The 2002 Boeing contract was superceded by a contract entered into with Boeing in January 2003 (the "2003 Boeing contract") whereby the Group agreed to purchase 125 new Boeing 737-800 "next generation" aircraft, thus adding "firm" orders for 22 aircraft to the existing "firm" orders (100 "firm" plus 3 options exercised) under the 2002 Boeing contract. In addition, the Group acquired purchase rights over a further 78 aircraft, bringing the number of option aircraft to 125.

     In February 2005, the Group entered into a contract with Boeing (the "2005 Boeing contract") whereby the Group agreed to purchase 70 new Boeing 737-800 "next generation" aircraft and acquired additional purchase rights to acquire a further 70 such aircraft over a five year period from 2006 to 2011. The aircraft to be delivered after January 1, 2005, arising from the 2002 and 2003 Boeing contracts, benefit from the discounts and concessions under the 2005 Boeing contract. In addition, the orders for the 89 "firm" aircraft still to be delivered at January 1, 2005 and the remaining additional purchase rights in respect of 123 aircraft granted under the 2002 and 2003 Boeing contracts are governed by the 2005 Boeing contract from January 2005.

In June 2006 the group exercised 10 options under the 2005 contract whereby it will increase its firm aircraft deliveries by this amount during fiscal 2008 (3) and 2009 (7).

The table below details the firm aircraft delivery schedule at March 31, 2006 and March 31, 2005 for the Group respectively:


                                                                                                       Firm Aircraft
                                                                                                          Deliveries
                                   Aircraft       Firm Aircraft                         Basic price           Fiscal
                                 Delivered at       Deliveries        Total "Firm"     per aircraft     2006-2011 at
                                March 31, 2006   Fiscal 2007-2012       Aircraft          (US$'m)     March 31, 2005
                                --------------- ------------------- ------------------ -------------- ---------------

      2002 Contract..............     52                51                 103            50.885                  67
      2003 Contract..............     23                1                  24             50.889                  10
      2005 Contract..............     -                 84                 84             50.916                  70
                                --------------- ------------------- ------------------ -------------- ---------------
                                --------------- ------------------- ------------------ -------------- ---------------
        Total....................     75               136                 211                                   147
                                =============== =================== ================== ============== ===============


The "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2005 Boeing contract will be increased by (a) an estimated US$900,000 per aircraft for certain "buyer furnished" equipment the Group has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft by applying a formula which reflects increases in the published US Employment Cost and Producer Price indices between the time the Basic Price was set and the period of six months prior to the delivery of such aircraft.

Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 "next generation" aircraft. These take the form of credit memoranda to the Group for the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments, in respect of the purchase of the aircraft under the various Boeing contracts.

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Group certain allowances in addition to providing other goods and services to the Group on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Group. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2006, the total potential commitment to acquire all 136 "firm" aircraft, not taking such increases and decreases into account, will be up to US$6.9 billion. (At March 31, 2005 the potential commitment was US$7.5 billion to acquire 147 "firm" aircraft).


b)       Total future minimum payments due under operating leases

                                                                                                At March 31,
                                                                                         ------------------------
                                                                                         2005              2006
                                                                                       ---------        ---------
                                                                                         EUR000            EUR000
      Due within one year......................................................           34,753           45,097
      Due between one and two years............................................           34,753           45,097
      Due between two and three years..........................................           34,753           45,097
      Due between three and four years.........................................           34,753           45,097
      Due between four and five years..........................................           34,754           39,314
      Due after five years.....................................................           34,128           14,194
                                                                                       ---------        ---------
      Total....................................................................          207,894          233,896
                                                                                       =========        =========


The above table sets out the committed future cost of leasing 17 Boeing 737-800 "next generation" aircraft at March 31, 2006 and 2005, respectively.

c) Commitments resulting from the use of derivative financial instruments by the Group are described in notes 4 and 10.

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

e) The Company has provided EUR30.5m in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans and bank advances (see also Note 10).

f) In order to avail itself of the exemption contained in Section 17 of the Companies (Amendment) Act, 1986, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. Details of the Group's principal subsidiaries have been included at note 25. The Irish subsidiaries of the Group covered by the Section 17 exemption are listed at note 25 also. One additional Irish subsidiary covered by this exemption, which is not listed as a principal subsidiary at note 25 is Airport Marketing Services Limited. At March 31, 2006, the liabilities of
     Ryanair Holdings plc's subsidiary undertakings registered in Ireland amounted to EUR2,501.5 million.

g) The Group has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financing arrangements. Cash deposits have been set aside as collateral (subject to an agreed capped amount EUR200.0m) to mitigate certain counterparty risk of fluctuations on long-term derivative and financing arrangements
     ("restricted cash"). At March 31, 2006, such collateral amounted to EUR200.0m (2005: EUR200.0m). Additional numerical information on these swaps and on other derivatives held by the Group is set out in notes 4 and 10 of the financial statements.

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



Ryanair is also appealing the decision of the European Commission to the European Court of First Instance, requesting that the Court annul the decision on the basis that Ryanair's agreement at Brussels (Charleroi) was consistent with agreements at similar privately owned airports and therefore did not constitute illegal state aid. The Company has placed EUR4m in an escrow account pending the outcome of this appeal.




23    Note to cash flow statements

                                                                                                At March 31,
                                                                                       -----------------------------
                                                                                          2005              2006
                                                                                       -----------       ----------
                                                                                          EUR000           EUR000
      Net funds at beginning of year...........................................          304,023          190,848
                                                                                      -----------       ----------
      Increase in cash and cash equivalents in year............................          127,998          566,746
      Movement in financial assets > 3 months..................................          216,662         (200,480)
      Movement in restricted cash..............................................            4,040                -
      Net cash flow from (increase) in debt....................................         (461,875)        (262,871)
      Movement in net funds/(debt) resulting from cash flows...................         (113,175)         103,395
                                                                                      -----------       ----------
      Net funds at end of year.................................................          190,848          294,243
                                                                                      ===========       ==========
Analysed as
      Cash & restricted cash...................................................        1,605,705         1,971,971
      Total borrowings.........................................................      (1,414,857)       (1,677,728)
                                                                                     -----------       -----------
                                                                                         190,848           294,293
                                                                                     ===========       ===========

Net funds arise when cash and liquid resources exceed debt.


24    Post balance sheet events


     On September 21, 2006 the shareholders approved a share buy back plan for up to 5% of the total issued share capital.

     In September, 2006 Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first of these simulators is expected to be delivered in fiscal year 2009. This contract also provides Ryanair with an option to purchase another five simulators. The gross price of each simulator is approximately US$8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

25    Subsidiary undertakings and related party transactions


      The following are the principal subsidiary undertakings of Ryanair Holdings plc:


                                                                          Registered              Nature of
                                           Effective date of       -------------------------      ----------
      Name                             acquisition/incorporation            Office                 Business
                                       -------------------------           ----------              --------
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

     Information regarding all other subsidiaries will be filed with the Company's next Annual Return as provided for by S.16 (3) (a) of Companies (Amendment) Act, 1986.

     In accordance with the basis of consolidation policy as described in note 1 of these financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2006 and March 31, 2005.

     The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board) in the Group amounted to EUR3.1m in the year (2005: EUR2.6m) the majority of which comprises short term employee benefits.



26    Transition to IFRS

     The following summary sets out the most significant changes required to Ryanair's consolidated financial statements as a result of the transition to IFRS from Irish GAAP during the fiscal year ended March 31, 2006. The effect of these changes is set out in the tables below.


      (a)IAS 19: Pension and other Post Retirement Benefits

     As at April 1, 2004 in accordance with IAS 19 ("Employee Benefits"), the assets and liabilities of the defined benefit pension plans operated by Ryanair have been recognised, gross of deferred tax, in the balance sheet at the date of transition to IFRS in accordance with the valuation and measurement requirements of the standard.

     Deferred  tax  has  been  computed  in  respect  of  the  Group's   pension
liabilities arising as a result of the application of IAS 19 and the related deferred tax assets have been included in the IFRS results at the various balance sheet dates.

     In accordance with the exemption afforded under the amendment to IFRS 1, the Group has elected to recognise all cumulative actuarial gains and losses attributable to its defined benefit pension schemes as at the transition date.

     Also in line with the amendment to IAS 19, actuarial gains and losses arising after the transition date are dealt with in retained income via the Statement of Recognised Income and Expense, and all other pension scheme movements have been accounted for in the Group's income statement.


      (b) IFRS 3: Business Combinations

     The Group has elected to restate the acquisition of Buzz (KLM UK. Limited) on April 10, 2003 (the Group's only third party business combination to date) in accordance with the provisions of IFRS 3 ("Business Combinations"). As the principal assets and liabilities acquired at that time related to take-off and landing slots at Stansted airport, and onerous leases for aircraft, the restatement of the business combination under IFRS 3 has given rise to the following cumulative adjustments in the periods to March 31, 2005:

     (i) Reversal of goodwill amortisation since the date of the acquisition amounting to EUR4.5 million.

     (ii) Reallocation of all of the fair value of assets acquired at the time (being EUR46.8 million) from goodwill to intangible assets, represented by take-off and landing rights ("slots") at Stansted airport. This adjustment was required to recognise the fair value of assets required to be recognised under the provisions of IFRS 3 and IAS 38 "Intangible Assets". This asset is considered to be indefinite lived because the slots do not expire as long as they continue to be utilised and it is Ryanair's intention to utilise these slots for the foreseeable future. Accordingly, the slots acquired have not been amortised. The slots acquired have also been subsequently reviewed for impairment in accordance with the provisions of IAS 36 "Impairment of Assets" and no impairment of this asset is considered to have occurred since the date of acquisition.

     (iii) A provision for onerous leases was recognized in the balance sheet at the date the business combination was effected. On transition to IFRS, no change was recorded to the provisional fair value of onerous leases taken over on acquisition as the impact of discounting such amounts was not considered to be material in the context of the Group's results. Subsequent to the acquisition, however, Ryanair renegotiated the terms and conditions of these leases and agreed to return the aircraft to the lessors in late 2004, thereby releasing Ryanair from any remaining lease obligations at that time. Irish GAAP permitted that such an adjustment could be made to the provisional value of the assets and liabilities acquired as part of the original business combination, provided that the adjustment was made either in the reporting period that the combination took place or in the first full financial period following the transaction. IFRS 3, however, only allows such an adjustment to be made in the 12 month period following the acquisition, and accordingly, as the event occurred more than 12 months after the acquisition date, under IFRS this adjustment was made to the Group's income statement instead. This gives rise to a credit of EUR11.9m to the income statement in the period to 31 March 2005.

                                      F-40
      (c) IFRS 2: Share Based Payments

     IFRS 2 ("Share Based Payment") requires the Group to recognise any share based payments made to employees during a reporting period as a charge to the income statement over the vesting period of the options, together with a corresponding increase in equity. The charge of EUR0.5 million for the year ended 31 March 2005 for share option grants has been computed using the Binomial Lattice methodology.

     Ryanair has availed of the transition provisions in IFRS 1 for share based payments by only applying the fair value calculation to share option grants that were made after November 7, 2002 but which had not vested by January 1, 2005. There was no share based payment charge in the periods prior to March 31, 2005 accordingly. Had Ryanair recognised all vested grants of shares between November 7, 2002 and January 1, 2005, the Group's equity at March 31, 2005 would have increased by EUR9.4m with a corresponding reduction in retained earnings.


      (d) IAS 16: Property, Plant and Equipment

     IAS 16 requires that all spare parts held by an entity are classified as Property, Plant and Equipment if they are expected to be used for more than one period and not held for resale. This has resulted in a reclassification of the stock of spare aircraft parts from inventories to Property, Plant and Equipment. The related depreciation expense relating to the stock of spare aircraft parts has also been reclassified from "maintenance, materials & repairs" to "depreciation". This reclassification was made following the release of our published explanation of the financial impact following the adoption of IFRS.


      (e)IAS 39: Financial Instruments

     IAS 39 ("Financial Instruments: Recognition and Measurement") requires that all financial instruments are recorded at fair value or amortised cost dependant on the nature of the financial asset or financial liability. Derivatives are measured at fair value with changes in value arising from fluctuations in interest rates, foreign exchange rates or commodity prices. Under Irish GAAP, where the derivatives formed part of a hedging agreement, these were not initially measured on the balance sheet and any related gains or losses arising were deferred until the underlying hedged item impacted on the financial statements.

     Ryanair has taken advantage of the exemption from the requirement to restate comparative information for IAS 39 contained in IFRS 1. As a result of the exemption the information presented for all periods up to March 31, 2005 has been accounted for in accordance with Irish/UK GAAP.

     At April 1, 2005 Ryanair has accounted for all of its derivatives in accordance with IAS 39, with the result that an opening charge of EUR146.4 million together with a related deferred tax benefit of EUR18.3 million was recorded directly in the opening cash flow hedging reserve, principally relating to the Company's interest rate swaps, which were entered into at a time when underlying interest rates were higher than present market rates. The Company also recorded the following entries in respect of fair value hedges for firm commitments; an increase of EUR2.7 million in derivative financial assets held and a corresponding increase in other creditors, with no amount of ineffectiveness recorded in the income statement. The unrealized losses on these interest rate swaps continue to be significant and amounted to EUR109.3m as at March 31, 2006. These will have a consequent impact on future operating profits until they expire for up to 12 years from the balance sheet date. Further numerical details on these amounts are in notes 4 and 10 to the financial statements.

Reconciliation of Impact of IFRS on the Consolidated Balance Sheet at April 1, 2004.

                                                                                        Stock of                  IFRS
                                              Retirement                      Share     A/C Spare              ----------
                                 IR/UK GAAP    Benefits      Business         Based         Parts    Total      April 1,
                                ------------  -----------   Combination      Payment    ----------  Effect        2004
                                    EUR000         EUR000        EUR000       EUR000      EUR000     EUR000     EUR000
Current assets
Cash and cash equivalents....        744,260            -              -           -           -          -     744,260
Financial assets - cash > 3
months.......................        312,745            -              -           -           -          -     312,745
Restricted cash..............        200,000            -              -           -           -          -     200,000
Trade receivables............         14,932            -              -           -           -          -      14,932
Other assets.................         19,251            -              -           -           -          -      19,251
Inventories..................         26,440            -              -           -    (24,404)   (24,404)       2,036
                                -------------   ---------     ----------    --------    --------   -------    ---------
Total current assets.........      1,317,628            -              -           -    (24,404)   (24,404)   1,293,224
                                -------------   ---------     ----------    --------    --------   -------    ---------
Non-current assets
Property, plant and equipment      1,576,526            -              -           -      24,404     24,404   1,600,930
Intangible assets............         44,499            -          2,342           -           -      2,342      46,841
                                -------------   ---------     ----------    --------    --------   --------   ---------
Total non-current assets.....      1,621,025            -          2,342           -      24,404     26,746   1,647,771
                                -------------   ---------     ----------    --------    --------   --------   ---------
Total assets.................      2,938,653            -          2,342           -           -      2,342   2,940,995
                                ============   ==========     ==========    ========    =========  ========   =========
Current liabilities
Trade payables...............         67,936            -              -           -           -          -      67,936
Accrued expenses and other
liabilities..................        324,963            -              -           -           -          -     324,963
Current maturities of long
term debt....................         80,337            -              -           -           -          -      80,337
Current tax..................         13,245            -              -           -           -          -      13,245
                                -------------   ---------     ----------    --------    --------   --------   ---------
Total current liabilities....        486,481            -              -           -           -          -     486,481
                                -------------   ---------     ----------    --------    --------   --------   ---------
Non current liabilities
Provisions for liabilities
and charges..................          6,522            -              -           -           -          -       6,522
Deferred income tax liability         87,670        (615)              -           -           -      (615)      87,055
Other creditors..............         30,047        4,922              -           -           -      4,922      34,969
Long term debt...............        872,645            -              -           -           -          -     872,645
                                -------------   ---------     ----------    --------    --------   --------   ---------
Total non-current liabilities        996,884        4,307              -           -           -      4,307   1,001,191
                                -------------   ---------     ----------    --------    --------   --------   ---------
Shareholders' equity
Issued share capital.........          9,643            -              -           -           -          -       9,643
Share premium account........        560,406            -              -           -           -          -     560,406
Retained earnings............        885,239      (4,307)          2,342           -           -    (1,965)     883,274
                                -------------   ---------     ----------    --------    --------   --------   ---------
Shareholders' equity.........      1,455,288      (4,307)          2,342           -           -    (1,965)   1,453,323
                                -------------   ---------     ----------    --------    --------   --------   ---------
Total liabilities and
shareholders' equity.........      2,938,653            -          2,342           -           -      2,342   2,940,995
                                =============   =========     ==========    =========   ========   ========  ==========

Reconciliation of Impact of IFRS on the Consolidated Balance Sheet at March 31, 2005.

                                              Apr 01,                                Share      Stock of                IFRS
                                 IR/UK GAAP     2004      Retirement    Business     Based      A/C Spare  Total       Mar 31,
                                                           Benefits  Combination    Payment       Parts    Effect       2005
                                     EUR000      EUR000      EUR000     EUR000      EUR000      EUR000    EUR000     EUR000
                                ------------  ---------  ----------  -----------    --------    --------- --------- ----------
Current assets
Cash and cash equivalents..          872,258         -          -             -           -           -          -    872,258
Financial assets - cash > 3                                                                           -
months.....................          529,407         -          -             -           -                      -    529,407
Restricted cash............          204,040         -          -             -           -           -          -    204,040
Trade receivables..........           20,644         -          -             -           -           -          -     20,644
Other assets...............           24,612         -          -             -           -           -          -     24,612
Inventories................           28,069  (24,404)          -             -           -     (1,205)   (25,609)      2,460
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------
Total current assets.......        1,679,030  (24,404)          -             -           -     (1,205)   (25,609)  1,653,421
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------

Non-current assets
Property, plant and equipment      2,092,282    24,404          -             -           -       1,205     25,609  2,117,891
Intangible assets..........           30,449     2,342          -        14,050           -           -     16,392     46,841
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------
Total non-current assets...        2,122,731    26,746          -        14,050           -       1,205     42,001  2,164,732
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------
Total assets...............        3,801,761     2,342          -        14,050           -           -     16,392  3,818,153
                                ============  =========  =========   ===========    ========    ========= ========  =========

Current liabilities
Trade payables.............           92,118         -          -             -           -           -          -     92,118
Accrued expenses and other                                                                            -
liabilities................          418,653         -          -             -           -                      -    418,653
Current maturities of long                                                                            -
term debt..................          120,997         -          -             -           -                      -    120,997
Current tax................           17,534         -          -             -           -           -          -     17,534
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------
Total current liabilities..          649,302         -          -             -           -           -          -    649,302
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------

Non current liabilities
Provisions for liabilities and                                                                        -
charges....................            7,236         -          -             -           -                      -      7,236
Deferred income tax liability        105,509     (615)      (714)             -           -           -    (1,329)    104,180
Other creditors............           18,444     4,922      5,706             -           -           -     10,628     29,072
Long term debt.............        1,293,860         -          -             -           -           -          -  1,293,860
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------
Total non-current liabilities      1,425,049     4,307      4,992             -           -           -      9,299  1,434,348
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------

Shareholders' equity
Issued share capital.......            9,675         -          -             -           -           -          -      9,675
Share premium account......          565,756         -          -             -           -           -          -    565,756
Retained earnings..........        1,151,979   (1,965)    (4,992)        14,050       (488)           -      6,605  1,158,584
Other reserves.............                -         -          -             -         488           -        488        488
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------
Shareholders' equity.......        1,727,410   (1,965)    (4,992)        14,050           -           -      7,093  1,734,503
                                ------------   --------- ----------  -----------    --------    --------- --------- ---------
Total liabilities and
shareholders' equity.......        3,801,761     2,342          -        14,050           -           -     16,392  3,818,153
                                ============  =========  =========   ===========    ========    ========= ========  =========

Reconciliation of Impact of IFRS on the Consolidated Income Statement at March 31, 2005

                                               PY Adj                                            Stock
                                               Apr 1,                                 Share      of A/C                  IFRS
                                                        Retirement        Business     Based       Spare     Total       Mar 31,
                                 IR/UK          2004     Benefits     Combination    Payment     Parts      Effect       2005
                               GAAP EUR000     EUR000      EUR000          EUR000      EUR000    EUR000     EUR000      EUR000
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Operated revenue
Scheduled revenue..........      1,128,116          -           -               -           -         -          -   1,128,116
Ancillary revenue *........        208,470          -           -               -           -         -          -     208,470
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Total operating revenue....      1,336,586          -           -               -           -         -          -   1,336,586
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------

Operating expenses
Staff costs................      (140,997)          -       (188)               -       (488)         -      (676)   (141,673)
Depreciation...............       (98,703)          -           -               -           -  (11,654)   (11,654)   (110,357)
Fuel & oil.................      (265,276)          -           -               -           -         -          -   (265,276)
Maintenance, materials &                                                                         11,654
repairs....................       (37,934)          -           -               -           -               11,654    (26,280)
Marketing & distribution costs    (19,622)          -           -               -           -         -          -    (19,622)
Aircraft rentals...........       (33,471)          -           -          11,925           -         -     11,925    (21,546)
Route charges..............      (135,672)          -           -               -           -         -          -   (135,672)
Airport & handling costs...      (178,384)          -           -               -           -         -          -   (178,384)
Other*.....................       (97,038)          -           -               -           -         -          -    (97,038)
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Total operating expenses...      (1,007,097)        -       (188)          11,925       (488)         -     11,249   (995,848)
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------

Operating profit - before
amortization of goodwill...        329,489          -       (188)          11,925       (488)               11,249     340,738
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Goodwill...................        (2,125)          -           -           2,125           -         -      2,125           -
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Operating profit after
amortization of goodwill...        327,364          -       (188)          14,050       (488)         -     13,374     340,738
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------

Other (expenses)/income
Foreign exchange (losses)..        (2,323)          -          21               -           -         -         21     (2,302)
Gain on disposal of property,                                                                         -
plant and equipment........             47          -           -               -           -                    -          47
Finance income.............         28,342          -           -               -           -         -          -      28,342
Finance expense............       (57,499)          -       (130)               -           -         -      (130)    (57,629)
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Total other (expenses)/income     (31,433)          -       (109)               -           -         -      (109)    (31,542)
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Profit before taxation.....        295,931          -       (297)          14,050       (488)         -     13,265     309,196
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Tax on profit on ordinary                                                                             -
activities.................       (29,190)          -          37               -           -                   37    (29,153)
Profit for the financial year      266,741          -       (260)          14,050       (488)         -     13,302     280,043
                              ============    =======    ========     ===========    =========  ========  ========   ===========

Earnings per share.........           0.35          -           -            0.02           -         -       0.02        0.37
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------
Diluted earnings per share.           0.35          -           -            0.02           -         -       0.02        0.37
                              -------------   -------    --------     ------------   --------- ---------  --------   -----------

*Commission on ancillary revenues has been presented gross within other costs rather than being netted off against the ancillary revenue to which it relates. This reclassification has the following impact on the final IFRS income statement for 2005: Ancillary revenue decrease of EUR17.5m and an other costs decrease of an equivalent amount.


27   Summary of  differences  between IFRS and United  States  generally accepted accounting principles


      Summary of differences

     The financial statements of Ryanair Holdings plc are prepared in accordance with IFRS which differs significantly in certain respects from those generally accepted in the United States (US). The adjustments necessary to state net income and shareholders equity under US GAAP are described below.

      (i)Pensions


     Under IFRS, the liabilities and costs associated with the Group's defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-retirement benefit obligations. When the benefits of a defined scheme are improved, the portion of increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the income statement. The net surplus or deficit arising on the Groups' defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or liabilities on the face of the Group balance sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities, as appropriate. The Group has elected to avail of the Amendment to IAS 18 "Actuarial Gains and Losses, Group Plans and Disclosures" to recognize post transition date actuarial gains and losses immediately in the statement of recognized income and expense. This treatment contrasts with US GAAP where the corridor methodology is employed impacting both the Group income statement and balance sheet. In summary, the corridor methodology under US GAAP, which is a permitted alternative under IAS 19 "Employee Benefits", requires that any gain or loss which exceeds 10% of the greater of the actuarial value of the liabilities and the fair value of the schemes' assets be amortized to net income on a periodic basis over the average remaining working lives of the active participants in the schemes.


     Under IFRS, the defined benefit pension asset or liability in the Group balance sheet comprises the total for each scheme of the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds) less any past service cost not yet recognized and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.


     Akin to IFRS, US GAAP specifically requires the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates as at the balance sheet date. The assets of defined benefit pension schemes are valued at mid-market under US GAAP with the bid value being the requirement under IFRS. In applying pension accounting under US GAAP, the Group has elected to apply the corridor methodology and not to smooth the value of the pension scheme assets.


     Furthermore, under US GAAP an additional or reduced minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over unrecognized prior service cost must be included within other accumulated comprehensive income.



     The Application of SFAS 132 "Employers disclosures about Pensions and Other Post-retirement Benefits - an amendment of FASB Statements No, 87, 88 and 106" under US GAAP has resulted in the recognition of incremental income of EUR430,000 in the US GAAP income statement (2005: EUR242,000) representing the difference between the expense recorded under IFRS and that recorded under US GAAP.

                                                                                                At March 31,
                                                                                     -----------------------------
                                                                                          2005              2006
                                                                                     ------------        ---------
                                                                                          EUR000           EUR000
      Projected benefit obligation at beginning of year........................           16,955           29,213
      Opening present benefit obligation on UK scheme..........................            4,930                -
      Service cost.............................................................            1,417            1,812
      Interest cost............................................................            1,207            1,460
      Plan participants' contributions.........................................              707              681
      Actuarial loss...........................................................            4,378              978
      Benefits paid............................................................             (354)            (672)
                                                                                    ------------        ----------
      Foreign exchange rate changes............................................              (27)            (105)
      Projected benefit obligation at end of year..............................           29,213           33,367
                                                                                    ------------        ----------
      Change in plan assets
      Fair value of plan assets at beginning of year...........................           12,033           18,585
      Opening fair value of UK scheme assets...................................            2,911                -
      Actual gain on plan assets...............................................            2,029            4,867
      Employer contribution....................................................            1,279            1,305
      Plan participants' contributions.........................................              707              681
      Benefits paid............................................................             (354)            (672)
      Foreign exchange rate changes............................................              (20)             (76)
                                                                                    ------------        ----------
      Fair value of plan assets at end of year.................................           18,585           24,690
                                                                                    ============        ==========

      The funded status of the Group's retirement plans under SFAS No. 132(R) is as follows:


                                                                                                At March 31,
                                                                                    ------------------------------

                                                                                           2005              2006
                                                                                         EUR000            EUR000
                                                                                    ------------        ----------
      Accumulated benefit obligations..........................................           24,590           29,834
                                                                                    ------------        ----------
      Projected benefit obligations............................................          (29,213)         (33,367)
      Plan assets at fair value................................................           18,585           24,690
                                                                                    ------------        ----------
      Benefit obligations in excess of plan assets.............................          (10,628)          (8,677)
      Unrecognized net actuarial loss..........................................           11,850            9,122
      Unrecognized net obligation on implementation............................              148              118
      Additional pension liability recognized .................................           (7,424)          (4,908)
                                                                                    ------------        ----------
      Pension (liability)......................................................           (6,054)          (4,345)
                                                                                    =============       ==========

      Reconciliation to shareholders' equity adjustments to US GAAP reconciliation:


                                                                                              At March 31,
                                                                                    ------------------------------
                                                                                            2005             2006
                                                                                          EUR000           EUR000
      Pension (liability) recognized under IFRS................................          (10,628)          (8,677)
      Pension (liability) recognized under US GAAP.............................           (6,054)          (4,345)
                                                                                    ------------        ----------
      Difference for US GAAP purposes..........................................            4,574             4,332
                                                                                    =============       ==========




      Recognised within US GAAP reconciliation as follows:


                                                                                                At March 31,
                                                                                    -------------------------------
                                                                                            2005             2006
                                                                                          EUR000           EUR000
      Pension adjustment to US GAAP income statement...........................           11,998            9,240
      Minimum pension liability (gross of tax of 2005:  EUR0.9m and 2006:  EUR0.6m)       (7,424)          (4,908)
                                                                                           4,574             4,332

     Plan assets comprised primarily of investments in Irish and overseas equity and fixed interest securities.




      The principal  assumptions  used in the plan for SFAS No. 132(R) purposes
      were as follows:                                                                         At March 31,
                                                                                   -------------------------------
                                                                                           2005              2006
                                                                                   --------------        ----------
                                                                                               %                %
      Discount rate used for Irish plan........................................              4.50             4.75
      Discount rate used for UK plan...........................................              5.35             4.90
      Rate of increase in remuneration for Irish plan..........................              3.50             3.25
      Rate of increase in remuneration for UK plan.............................              4.25             3.75
      Expected long term rate of return on assets for Irish plan...............              6.43             6.61
      Expected long term rate of return on assets for UK plan..................              6.61             6.93
                                                                                   ==============      ===========



      The net periodic  pension cost in  accordance  with SFAS No. 132 (R) were
      as follows:                                                                          At March 31,
                                                                                  -------------------------------
                                                                                           2005              2006
                                                                                  ---------------   -------------
                                                                                          EUR000           EUR000
      Service cost - present value of benefits earned during the year..........            1,417            1,812
      Interest cost on projected benefit obligations...........................            1,207            1,460
      Return on assets.........................................................           (1,077)          (1,260)
      Deferrals and amortization...............................................              255              430
                                                                                  ---------------   -------------
      Net periodic pension cost................................................            1,802            2,442
                                                                                  ===============   =============


      The  expected  return on plan  assets of the Irish  plan 6.61% and the UK plan of 6.93% was based on the assumptions of the following  returns from
      each asset class:                                                                          At March 31,
                                                                                  ---------------------------------
                                                                                             2005             2006
                                                                                  ---------------     -------------
                                                                                               %                 %
      Irish plan
      Equities.................................................................               7.25             7.25
      Bonds....................................................................               3.75             3.75
      Property/Other...........................................................               6.25             6.25
      Cash.....................................................................               2.25             2.25
                                                                                  ----------------    -------------
      Overall Average Weighted                                                                6.43             6.61
                                                                                  =================   =============
      UK plan
      Equities.................................................................               7.00             7.25
      Corporate and Overseas Bonds.............................................               5.35             4.90
      UK Government Bonds......................................................               4.75             4.20
      Other....................................................................               4.00             4.25
                                                                                  ----------------    -------------
      Overall Average Weighted                                                                6.61             6.93
                                                                                  ================    =============





      Assumptions used to determine projected benefit obligation:                                   At March 31,
                                                                                  ----------------------------------
                                                                                              2005              2006
                                                                                  ----------------    --------------
                                                                                              %                %
      Discount rate used for Irish plan........................................                4.50             4.75
      Discount rate used for UK plan...........................................                5.35             4.90
      Rate of compensation increase used for Irish plan........................                3.50             3.25
      Rate of compensation increase used for UK plan...........................                3.75             4.25
                                                                                   ================   ==============

          Benefit payments from the plan are expected to be less than 3% of the liabilities in each of the next ten years.


          Ryanair expects to pay EUR1.3m to the plan during the year ended March
     31, 2007.

          The plan assets are invested in a passively managed unit trust that is invested primarily in a range of Eurozone and international equities, bonds, property and cash. The asset allocation is normally within the following ranges:

                                                                                                 At March 31,
                                                                                  -----------------------------------
                                                                                             2005             2006
                                                                                  ----------------       -------------

      Irish scheme:                                                                           %                 %
      Equities.................................................................              50-80             50-80
      Bonds....................................................................              10-40             10-40
      Property/Other...........................................................               5-15              5-15
      Cash.....................................................................               0-10              0-10
      UK scheme:
      Equity securities........................................................                 83                88
      Debt securities..........................................................                  8                 6
      Real estate..............................................................                  1                 1
      Other....................................................................                  8                 5
                                                                                  ================       ============
      (ii)  Share based payments



     IFRS requires that the fair value of share-based payments is expensed to the income statement over the period the related services are received, together with a corresponding increase in equity. There is no corresponding charge for share-based payments under US GAAP for the periods presented because the Group applied Accounting Principles Board Opinion No. 25 (APB 25) in accounting for its stock option plans and accordingly, except for one grant in May 1997, no compensation cost has been recognized. The costs recognized under IFRS have been added back in the US GAAP reconciliation, accordingly. Ryanair has implemented Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment - An amendment of FASB Statements No. 123 and 95", with effect from April 1, 2006, which applies similar fair value recording principles to the Group's share options as are required under IFRS. The Group has elected to apply the modified prospective basis of accounting for this new standard and will not be restating its 2006 results for this change. Had the revised standard been applied, however, an additional charge of EUR2.9m (2005: EUR5.7m) would have been recorded within the US GAAP income statement.


     Summarized information regarding options outstanding at March 31, 2006:



                                                                                   Options
Options Outstanding                                                              exercisable


                                           Weighed-average    Weighted-average                  Weighted-average
Range of exercise price       Number          remaining        exercise price       Number           exercise
EUR                        outstanding     contractual life          EUR          exercisable        price EUR
                         -------------- ------------------- ------------------ -------------- ---------------
2.00-5.00                   8,682,064            3.60               4.41           3,276,517              4.20
5.65-6.42                  12,684,937            4.59               5.98            234,330               5.77
                         -------------- ------------------- ------------------ -------------- ---------------
2.00-6.42                   21,367,001           4.19               5.34           3,510,847              4.30
                         ============== =================== ================== ============== ===============



                                                                                                         Year ended
                                                                              Year ended March 31,         March 31,
                                                                                        2005                   2006
                                                                                  ----------------     -------------
                                                                                       EUR000                 EUR000
      Net income in accordance with US GAAP (as reported)..............                 283,414              314,832
      Total stock based employee compensation expense as determined under
          fair-value method of SFAS 123(R).............................                 (5,515)              (2,921)
                                                                                  ----------------    --------------
      Pro-forma net income.............................................                 277,899              311,911
                                                                                  ----------------    --------------
                                                                                      EUR cent            EUR cent
      Basic earnings per ADS (as reported).............................                  186.48               205.28
      Pro-forma basic earnings per ADS.................................                  182.70               203.35
      Diluted earnings per ADS (as reported)...........................                  185.48               203.97
      Pro-forma diluted earning per ADS................................                  181.70               202.05
                                                                                  ================    ===============

      (iii)  Capitalized interest

     Under US GAAP interest costs associated with the cost of acquiring certain qualifying assets and making them ready for their intended use must be capitalized as part of the acquisition cost of the asset. Ryanair pays deposits in respect of its aircraft acquisition program and in accordance with US GAAP capitalizes interest costs which could have been avoided if the expenditure had not been made. These amounted to EUR22.9m at 2005 and EUR29.4m at 2006.


     Under IFRS there is no mandatory requirement to capitalize interest costs in such circumstances.


     (iv) Darley Investments Limited


     Under IFRS, the  acquisition of Darley  Investments  Limited  ("Darley") at
March 31, 1996 has been treated as an acquisition of a business and the acquired assets and liabilities have been recorded upon adoption of IFRS and in these consolidated financial statements of Ryanair Limited at their fair values. Under
IFRS, the assets acquired were recorded at their fair values and a fair value adjustment of EUR844,915 arose. Under USGAAP, the assets are recorded at historical cost which is fair value at acquisition date and are not subsequently written up to fair value. Consequently, additional depreciation on the fair value adjustment on the headquarters building under IFRS is not recorded.


       (b)  Net income under US GAAP

                                                                                      Year ended      Year ended
                                                                                       March 31,       March 31,
                                                                                    --------------- ---------------
                                                                                             2005              2006
                                                                                           EUR000            EUR000
      Net income in accordance with IFRS
                                                                                           280,043          306,712
      Adjustments:
         Pensions..............................................................              (242)            (430)
         Share based payments..................................................                488            2,921
         Capitalized interest re aircraft acquisition program..................              5,445            6,501
         Darley Investments Limited............................................                 88               63
         Taxation - effect of above adjustments................................            (2,408)            (935)
                                                                                  ----------------    -------------
      Net income in accordance with US GAAP....................................            283,414          314,832
                                                                                  ================    =============

      (c)  Shareholders' equity

                                                                                                 At March 31,
                                                                                    ------------------------------
                                                                                           2005            2006
                                                                                    --------------     -----------
                                                                                         EUR000             EUR000
      Shareholders' equity as reported in the Consolidated balance sheets and in accordance IFRS
                                                                                        1,734,503        1,991,985
      Adjustments:
         Pensions................................................................          11,998            9,240
         Capitalized interest re aircraft acquisition program, net...............          22,947           29,448
         Darley Investments Limited..............................................            (63)                -
         Minimum pension liability (net of tax)(i)...............................         (6,496)          (4,295)
         Unrealized (losses) on derivative financial instruments (net of tax)(ii)       (128,074)                -
         Tax effect of adjustments (excluding pension and derivative adjustments)         (4,996)          (5,931)
                                                                                  ---------------     ------------
         Shareholders' equity as adjusted in accordance with US GAAP.............       1,629,819        2,020,447
                                                                                  ===============     ============

         Opening shareholders' equity under US GAAP..............................       1,356,281        1,629,819
         Comprehensive Income
         Minimum pension liability (net of tax)..................................         (3,865)            2,201
         Unrealized (losses)/gains on derivative financial instruments (net of
         tax)....................................................................        (11,393)           43,005
         Net income in accordance with US GAAP...................................         283,414          314,832
                                                                                  ---------------     ------------
         Total comprehensive income..............................................         268,156          360,038
                                                                                  ---------------     ------------
         Stock issued for cash...................................................           5,382           30,590
                                                                                  ---------------     ------------
         Closing shareholders' equity under US GAAP..............................       1,629,819        2,020,447
                                                                                  ===============     ============


      (i) Minimum pension liability is stated net of tax of EUR614,000 (2005:
          EUR928,000).

     (ii) Unrealized losses on derivative financial instruments are net of tax of EUR18.3m. No reconciling items arise in 2006 because the Group adopted IAS39 with effect from April 1, 2005 which is similar to the required derivative accounting under US GAAP.


      (d)  Total assets

                                                                                             At March 31,
                                                                                  --------------------------------
                                                                                             2005           2006
                                                                                  ----------------    ------------
                                                                                           EUR000         EUR000
      Total assets as reported in the Consolidated balance sheets and in
      accordance with IFRS................................................                3,818,153     4,634,219
      Adjustments:
         Pension.........................................................                    11,998         9,240
         Derivative instruments..........................................                    17,357             -
         Darley Investments Limited......................................                      (63)             -
         Capitalized interest re aircraft acquisition program ...........                    22,947        29,448
                                                                                   ----------------   ------------
         Total assets as adjusted in accordance with U.S. GAAP...........                 3,870,392     4,672,907
                                                                                  =================   ============
      (e)  Cashflow


     The IFRS and US GAAP cashflow statements are identical for both years with the exception of capitalized interest, which would be required to be disclosed as a non cash reconciling item within operating and investing activities of EUR5.4m for 2005 and EUR6.5m for 2006 in the US GAAP cashflow.

       (f)  Income statement as presented under US GAAP

                                                                                       Year ended    Year ended
                                                                                       March 31,      March 31,
                                                                                     -------------- -------------
                                                                                          2005           2006
                                                                                         EUR000           EUR000
      Operating revenues
         Scheduled revenues.......................................................       1,128,116       1,433,377
         Ancillary revenues.......................................................         190,921         259,153
                                                                                     -------------- --------------
      Total operating revenues-continuing operations..............................       1,319,037       1,692,530
                                                                                     -------------- --------------
      Operating expenses
         Staff costs..............................................................       (141,427)       (168,921)
         Depreciation.............................................................       (112,757)       (125,876)
         Fuel & oil...............................................................       (265,276)       (462,466)
         Maintenance, material & repairs..........................................        (26,280)        (37,417)
         Marketing & distribution costs...........................................        (19,622)        (13,912)
         Aircraft rentals.........................................................        (21,546)        (47,376)
         Route charges............................................................       (135,672)       (164,577)
         Airport & handling charges...............................................       (178,384)       (216,301)
         Other....................................................................        (79,401)        (79,555)
                                                                                     -------------- --------------
      Total operating expenses....................................................       (980,365)     (1,316,401)
                                                                                     -------------- --------------
      Operating profit............................................................         338,672         376,129
                                                                                     -------------- --------------
      Other income/(expenses)
         Foreign exchange (losses)................................................         (2,302)         (1,234)
         Gain on disposal of fixed assets.........................................              47             815
         Finance income...........................................................          28,342          38,219
         Finance expense..........................................................        (49,784)        (65,986)
                                                                                     -------------- --------------
      Total other income/(expenses)...............................................        (23,697)        (28,186)
                                                                                     -------------- --------------
      Income before taxation......................................................         314,975         347,943
         Taxation.................................................................        (31,561)        (33,111)
                                                                                     -------------- --------------
      Net income attributable to equity holders of parent.........................         283,414         314,832
                                                                                     ============== ==============

         Basic earnings per ADS (Euro cent).......................................          186.48          205.28
         Diluted earnings per ADS (Euro cent).....................................          185.48          203.97

         No. of ordinary shares (in '000's)*......................................         759,911         766,833
         Diluted no of ordinary shares (in '000's)................................         764,003         771,781
                                                                                     ============== ==============
         *Five ordinary shares equal 1 ADS

      (g)  New US accounting pronouncements


     IFRS as adopted by the EU differ in certain respects from US GAAP. The following discussion considers the potential impact of recently issued US GAAP accounting pronouncements on the financial statements of the Company.


      Accounting Changes and Error Corrections


     In May 2005 the FASB issued Statement of Financial Reporting No.154 ("SFAS 154") Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim financial statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.


     Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.


     When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balance of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement.


     This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The Group does not anticipate that the adoption of this statement will have a material impact on its financial statements.


      Share Based Payments


     In December 2004, the FASB issued SFAS No. 123 "Share Based Payment" ("SFAS 123R"). This Statement replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No.25, "Accounting for Stock Issued to Employees", and its related implementation guidance.


     This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".


     This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.


     This Statement eliminates the alternative to use Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement is effective for public entities as of the beginning of the first annual reporting period that begins after June 15, 2005.


     Under SFAS 123R, the Group must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used to date of adoption. The transition methods include prospective and retroactive adoption options. Ryanair has assessed the impact of applying this standard and details are set out in note 27 (a) (ii)


      Inventory Costs


     The Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", in November 2004. This standard amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 or ARB 43, Chapter 4, previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges...".


     This amendment removes the ambiguity and requires that all abnormal amounts of idle facility expense, freight, re-handling costs, and wasted material (spoilage) be treated as current period costs. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.


     The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not anticipate that adoption of SFAS 151 will have a material impact on its financial statements.


      Exchanges of Non-monetary Assets-an amendment of APB Opinion No.29


     The FASB issued SFAS 153, "Exchange of Non-monetary Assets - an amendment of APB Opinion No. 29" in December 2004. The guidance in APB Opinion No.29, "Accounting for Non-monetary Transactions", is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not anticipate that the adoption of SFAS 153 will have a material impact on its financial statements.

      Uncertain tax positions


     In June 2006 the FASB issued FASB Interpretation No.48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No.109" ("FIN 48") - FIN 48 clarifies the accounting for uncertainity in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the impact this FIN will have on our consolidated financial statements.


      Planned Major Maintenance Activities


     On September 8, 2006, the FASB issued FASB Staff Position No. Aug Air-1 "Accounting for Planned Major Maintenance Activities". This amends the existing major maintenance accounting guidance contained within the AICPA Industry Audit Guide "Audits of Airlines" and prohibits the use of the accrue in advance method of accounting for planned major maintenance activities for owned aircraft. The provisions of the announcement are applicable for fiscal years beginning after December 15, 2006, however are not expected to have a material impact on Ryanair's consolidated financial statements.


      Financial Statement Misstatements


     The Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB108") which is designed to address diversity in practice in quantifying financial statement misstatements and their consequent impact and requires that certain qualitative and quantitative factors must be considered in evaluating such misstatements. SAB 108 is effective for annual financial statements ending after November 15, 2006. The Group is in the process of evaluating the impact this SAB will have on its financial statements.