Form 20-F
RYANAIR HOLDINGS PLC
filed 2007-09-20
CIK 1038683

==============================================================================
 As filed with the Securities and Exchange Commission on September 20, 2007
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

     |_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
     |X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year Ended: March 31, 2007
                                       OR
     |_|        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
     |_|      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          Date of event requiring this shell company report:___________
              For the transition period from _________ to _________
                                     0-29304
                            (Commission file number)
                              Ryanair Holdings plc
             (Exact name of registrant as specified in its charter)
                              Ryanair Holdings plc
                 (Translation of registrant's name into English)
                               Republic of Ireland
                 (Jurisdiction of incorporation or organization)
                               c/o Ryanair Limited
                              Corporate Head Office
                                 Dublin Airport
                             County Dublin, Ireland
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class                             Name of each national market
                                                on which registered
American Depositary Shares, each
representing five Ordinary Shares               Nasdaq National Market

Ordinary Shares, par value
0.635 euro cents per Share                      Nasdaq National Market*



Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
1,547,028,730 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  |X|     No  |_|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  |_|     No  |_|

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

_____________________

* Not for trading, but only in connection with the registration of the American Depositary Shares.


===============================================================================

                                TABLE OF CONTENTS
                                                                                                               Page

Presentation of Financial and Certain Other Information..........................................................iv
Cautionary Statement Regarding Forward-Looking Information........................................................v

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

Item 4.  Information on the Company.............................................................................20
              INTRODUCTION......................................................................................20
              STRATEGY..........................................................................................21
              INDUSTRY OVERVIEW.................................................................................24
                  European Airline Market.......................................................................24
                  Ireland, U.K. and Continental European Markets................................................25
                  The Acquisition of Buzz.......................................................................26
              ROUTE SYSTEM, SCHEDULING AND FARES................................................................27
                  Route System and Scheduling...................................................................27
                  Low and Widely Available Fares................................................................28
              MARKETING AND ADVERTISING.........................................................................29
              RESERVATIONS/RYANAIR.COM..........................................................................29
              AIRCRAFT..........................................................................................30
                  Aircraft......................................................................................30
                  Training and Regulatory Compliance............................................................31
              ANCILLARY SERVICES................................................................................32
              MAINTENANCE AND REPAIRS...........................................................................33
                  General.......................................................................................33
                  Heavy Maintenance.............................................................................33
              SAFETY RECORD.....................................................................................34
              AIRPORT OPERATIONS................................................................................34
                  Airport Handling Services.....................................................................34
                  Airport Charges...............................................................................35
              FUEL..............................................................................................36
              INSURANCE.........................................................................................37
              FACILITIES........................................................................................39
              TRADEMARKS........................................................................................39
              GOVERNMENT REGULATION.............................................................................39
                  Liberalization of the EU Air Transportation Market............................................39
                  Regulatory Authorities........................................................................40
                  Registration of Aircraft......................................................................42
                  Regulation of Competition.....................................................................43
                  Environmental Regulation......................................................................43
                  Slots.........................................................................................45
                  Other.........................................................................................46
              DESCRIPTION OF PROPERTY...........................................................................46

                                       i

Item 5.  Operating and Financial Review and Prospects...........................................................46
              HISTORY...........................................................................................46
              BUSINESS OVERVIEW.................................................................................47
              RECENT OPERATING RESULTS..........................................................................48
              CRITICAL ACCOUNTING POLICIES......................................................................49
              RESULTS OF OPERATIONS.............................................................................51
              FISCAL YEAR 2007 COMPARED WITH FISCAL YEAR 2006...................................................51
              FISCAL YEAR 2006 COMPARED WITH FISCAL YEAR 2005...................................................55
              SEASONAL FLUCTUATIONS.............................................................................59
              U.S. GAAP RECONCILIATION..........................................................................59
              RECENTLY ISSUED ACCOUNTING STANDARDS..............................................................60
              LIQUIDITY AND CAPITAL RESOURCES...................................................................60
              OFF-BALANCE SHEET TRANSACTIONS....................................................................67
              TREND INFORMATION.................................................................................67
              INFLATION.........................................................................................67

Item 6.  Directors, Senior Management and Employees.............................................................68
              DIRECTORS.........................................................................................68
                  Powers and Action by the Board of Directors...................................................70
                  Composition and Term of Office................................................................70
                  Exemptions from Nasdaq Corporate Governance Rules.............................................70
              SENIOR MANAGEMENT.................................................................................72
              COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT...................................................73
                  Compensation..................................................................................73
                  Employment Agreements.........................................................................74
              EMPLOYEES AND LABOR RELATIONS.....................................................................74

Item 7.  Major Shareholders and Related Party Transactions......................................................76
              MAJOR SHAREHOLDERS................................................................................76
              RELATED PARTY TRANSACTIONS........................................................................76

Item 8.  Financial Information..................................................................................76
              CONSOLIDATED FINANCIAL STATEMENTS.................................................................76
              OTHER FINANCIAL INFORMATION.......................................................................76
                  Legal Proceedings.............................................................................76
                  Dividend Policy...............................................................................80
                  Share Buy-back................................................................................80
              SIGNIFICANT CHANGES...............................................................................80

Item 9.  The Offer and Listing..................................................................................80
              TRADING MARKETS AND SHARE PRICES..................................................................80

Item 10.  Additional Information................................................................................84
              DESCRIPTION OF CAPITAL STOCK......................................................................84
              OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................................84
              MEMORANDUM AND ARTICLES OF ASSOCIATION............................................................85
              MATERIAL CONTRACTS................................................................................87
              EXCHANGE CONTROLS.................................................................................87
              LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS................................................87
              TAXATION..........................................................................................89
                  United States Tax Considerations..............................................................93
              DOCUMENTS ON DISPLAY..............................................................................94

Item 11.  Quantitative and Qualitative Disclosures About Market Risk..............................................
              GENERAL...........................................................................................94
              FUEL PRICE EXPOSURE AND HEDGING...................................................................95
              FOREIGN CURRENCY EXPOSURE AND HEDGING.............................................................96
              INTEREST RATE EXPOSURE AND HEDGING................................................................97

                                       ii
Item 12.  Description of Securities Other than Equity Securities................................................98

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.......................................................98

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................98

Item 15.  Controls and Procedures...............................................................................98

Item 15A.  Disclosure Controls and Procedures...................................................................98

Item 15B.  Management's Annual Report on Internal Control over Financial Reporting..............................98

Item 15C.  Attestation Report of the Registered Public Accounting Firm..........................................99

Item 15D.  Changes in Internal Control over Financial Reporting................................................101

Item 16A.  Audit Committee Financial Expert....................................................................101

Item 16B.  Code of Ethics......................................................................................101

Item 16C.  Principal Accountant Fees and Services..............................................................101

Item 16D.  Exemptions from the Listing Standards for Audit Committees..........................................102

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers..............................102

                                    PART III

Item 17.  Financial Statements.................................................................................102

Item 18.  Financial Statements.................................................................................103

Item 19.  Exhibits.............................................................................................103

             Presentation of Financial and Certain Other Information

     As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings together with its consolidated subsidiaries. The terms "Ryanair Limited" and "Ryanair" refer to Ryanair Limited, a wholly-owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries. The term "fiscal year" refers to the twelve-month period ended on March 31 of such year. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "U.K." herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "U.K. pounds sterling," "sterling," "U.K.GBP" and "U.K. pence" are to the currency of the U.K. and references to "EUR," "euro" and "euro cents" are to the euro, the common currency of thirteen Member States of the European Union (the "EU"), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

     The Company owns or otherwise has rights to the trademark RYANAIR(R) in certain jurisdictions. See "Item 4. Information on the Company-Trademarks." This report also makes reference to trade names and trademarks of companies other than the Company.

     Until March 31, 2005, the Company published its annual and interim Consolidated Financial Statements in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Since April 1, 2005, Ryanair Holdings has been required to prepare its annual consolidated financial statements in accordance with International
Financial Reporting Standards as adopted for use in the EU ("IFRS"), in accordance with applicable EU law. For a detailed discussion of the differences between IFRS and U.S. GAAP that affect the Company's Consolidated Financial
Statements,  see Note 28 to the Consolidated  Financial  Statements  included in
Item 18.

     The Company publishes its Consolidated Financial Statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of EUR1.00=$1.3374, or $1.00=EUR0.7477, the noon buying rate in New York City for cable transfers of foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2007. The Noon Buying Rate for euro on September 19, 2007 was EUR1.00=$1.3950 or $1.00=EUR0.7168. See "Item 3.
Key Information-Exchange Rates" for information regarding historical rates of exchange relevant to the Company, and "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosure About Market Risk" for a discussion of the effects of changes in exchange rates on the Company.

           Cautionary Statement Regarding Forward-Looking Information

     Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend" and similar expressions or variations on such expressions. Any filing of the Company with the U.S. Securities and Exchange Commission (the "SEC") may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectation as to requirements for capital expenditures and regulatory matters. The Company's business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

                                   THE COMPANY

     Ryanair operates a low fares scheduled passenger airline serving short-haul, point-to-point routes in Europe and Morocco from its bases at Dublin, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen and Dusseldorf (Weeze) airports, which together are referred to as "Ryanair's bases of operations" or "Ryanair's bases." Ryanair plans to open bases at Bristol, Alicante, Valencia and Belfast in the Fall of 2007. In operation since 1985, Ryanair pioneered the low-fares operating model in Europe under a new management team in the early 1990s. As of August 31, 2007, the Company offered over 920 scheduled short-haul flights per day serving 125 locations throughout Europe and Morocco, including 24 locations in the U.K. and Ireland, with an operating fleet of 137 aircraft flying approximately 440 routes. As of September 20, 2007, the Company also holds a 29.4% interest in Aer Lingus, the Irish national flag carrier, which it acquired through market purchases following Aer Lingus' partial privatization in 2006. The European Commission has prevented Ryanair from acquiring a majority stake in Aer Lingus pursuant to a decision that the Company is in the process of appealing. For additional information, see "Item 8. Financial Information-Other Financial Information-Legal Proceedings-Aer Lingus Merger Decision."

     A detailed description of the Company's business can be found in "Item 4. Information on the Company."

                             SELECTED FINANCIAL DATA

     The following tables set forth certain of the Company's selected consolidated financial information as of and for the periods indicated and should be read in conjunction with the audited Consolidated Financial Statements of the Company and related notes thereto included in Item 18 and with "Item 5. Operating and Financial Review and Prospects." Note that the following tables do not contain financial information presented in IFRS for the fiscal years ended March 31, 2003 and 2004. Prior to April 1, 2005, the Company published its financial information in Irish GAAP. The Company's financial information for the fiscal year ended March 31, 2005 presented below has been restated in IFRS. The Company has not restated its 2003 and 2004 financial information in IFRS. However, U.S. GAAP financial information for the 2003 and 2004 fiscal years is presented below. This information represents the reconciliation to U.S. GAAP of the Company's previously reported Irish GAAP financial information for those years.


Profit and Loss Account Data:

                                                                                            Fiscal year ended
                                                                                                March 31,
                                                           -----------------------------------------------------------------------
IFRS                                                         2007(a)                  2007              2006                 2005
                                                           -----------------------------------------------------------------------
                                                                  (in thousands, except per Ordinary Share and per ADS data)
Total operating revenues............                      $2,991,623          EUR2,236,895      EUR1,692,530         EUR1,319,037
Total operating expenses............                      (2,360,712)          (1,765,150)       (1,317,484)            (978,299)
Operating income....................                         630,911               471,745           375,046              340,738
Net interest (expense) income.......                         (26,605)             (19,893)          (35,739)             (29,287)
Other non-operating (expense) income                          (1,090)                (815)             (419)              (2,255)
Profit before taxation..............                         603,216               451,037           338,888              309,196
Taxation............................                         (20,645)             (15,437)          (32,176)             (29,153)
Profit after taxation...............                        $582,571            EUR435,600        EUR306,712           EUR280,043
Ryanair Holdings basic earnings per
Ordinary Share
   (U.S. cents)/(euro cents)(b).....                           37.71                 28.20             20.00                18.43
Ryanair Holdings diluted earnings per Ordinary
   Share
   (U.S. cents)/(euro cents)(b).....                           37.41                 27.97             19.87                18.33
Ryanair Holdings basic earnings per ADS (U.S.
   cents)/(euro cents)(b)(c)........                          188.57                141.00            100.00                92.13

                                                                       Fiscal year ended
                                                                            March 31,
                                  ------------------------------------------------------------------------------------------------
 U.S. GAAP                             2007(a)             2007             2006             2005             2004             2003
                                                         (in thousands, except per Ordinary Share and per ADS data)
                                  ------------------------------------------------------------------------------------------------
 Total operating revenues.........  $2,991,623     EUR2,236,895     EUR1,692,530     EUR1,319,037     EUR1,074,224      EUR842,508
 Total operating expenses.........  (2,363,075)     (1,766,917)      (1,316,401)        (980,365)        (822,769)       (577,809)
 Operating income.................     628,549          469,978          376,129          338,672          251,455         264,699
 Net interest (expense) income....     (27,790)        (20,779)         (27,767)         (21,442)         (16,460)           5,739
 Other non-operating (expense)
    income........................      (1,090)           (815)            (419)          (2,255)            3,217          (3,561)
 Income before taxation...........     599,669          448,384          347,943         314,975           238,212         266,877
 Taxation.........................     (20,201)        (15,105)         (33,111)         (31,561)         (22,782)         (25,067)
 Net income.......................    $579,468       EUR433,279       EUR314,832       EUR283,414       EUR215,430      EUR241,810
 Basic earnings per Ordinary
    Share (U.S. cents)/(euro
    cents)(b) ....................      37.51             28.05            20.53            18.65            14.22           16.02
 Diluted earnings per Ordinary
    Share (U.S. cents)/(euro
    cents)(b).....................      37.21             27.82            20.40            18.55            14.08           15.78
Basic earnings per ADS (U.S.
    cents)/
    (euro cents)(b)(c)...........      187.60            140.27           102.64            93.25             71.4           80.10


                                       2

Balance Sheet Data:
                                                                                             As of March 31,
                                                               --------------------------------------------------------------------
 IFRS                                                             2007(a)                2007               2006               2005
                                                               --------------------------------------------------------------------
                                                                                             (in thousands)
 Cash and cash equivalents............                         $1,800,701        EUR1,346,419        EUR1,439,004        EUR872,258
 Total assets.....................                              7,611,471           5,691,245           4,634,219         3,818,153
 Long-term debt, including capital lease obligations            2,490,327           1,862,066           1,677,728         1,414,857
 Shareholders' equity.................                          3,396,692           2,539,773           1,991,985         1,734,503


                                                                                             As of March 31,
                                                 ---------------------------------------------------------------------------------
 U.S. GAAP                                           2007(a)          2007           2006        2005           2004          2003
                                                 ---------------------------------------------------------------------------------
                                                                                            (in thousands)
   Cash and cash equivalents.........            $1,800,701   EUR1,346,419   EUR1,439,004   EUR872,258    EUR744,605     EUR537,476
   Total assets......................             7,653,884      5,731,567      4,672,907    3,870,392     2,961,891      2,479,868
   Long-term debt, including capital lease
     obligations.....................             2,490,327      1,862,066      1,677,728    1,414,857       952,981        837,225
   Shareholders' equity..............             3,433,804      2,567,522      2,020,447    1,629,819     1,356,281      1,177,187


Cash Flow Statement Data:
                                                                                        Fiscal year ended
                                                                                            March 31,
                                                  ---------------------------------------------------------------------------------
IFRS                                                          2007(a)                2007                 2006                 2005
                                                  ---------------------------------------------------------------------------------
                                                                                          (in thousands)
Net cash inflow from operating
  activities..........................                    $1,163,341          EUR869,853           EUR610,570           EUR511,203
Net cash (outflow) from investing
  activities..........................                     1,548,721         (1,158,009)            (337,285)            (850,462)
Net cash inflow from financing
  activities..........................                       261,557             195,571              293,461              467,257
Increase (decrease) in cash............                   $(123,823)         EUR(92,585)           EUR566,746           EUR127,998


                                                                                       Fiscal year ended
                                                                                           March 31,
                                              -------------------------------------------------------------------------------------
U.S. GAAP                                       2007(a)           2007           2006            2005          2004            2003
                                              -------------------------------------------------------------------------------------
                                                                                        (in thousands)
  Net cash inflow from
  ---------------------------------------
    operating  activities...............     $1,177,884     EUR880,727     EUR617,071     EUR516,648    EUR447,177       EUR353,462
    Net cash (outflow) from investing
      activities.........................   (1,563,264)    (1,168,883)      (343,786)      (855,907)     (361,512)         (581,068)
    Net cash inflow from financing
      activities.........................       261,557        195,571        293,461        467,257       121,734          282,590
    Increase in cash and cash equivalents     (123,823)      (92,585)        566,746        127,998       207,129            54,984
    Cash and cash equivalents at
      beginning of year..................     1,924,524      1,439,004        872,258        744,260       537,476          482,492
    Cash and cash equivalents at end of
      year...............................    $1,800,701   EUR1,346,419   EUR1,439,004     EUR872,258    EUR744,605       EUR537,476

__________________________

(a) Dollar amounts are translated from euro solely for convenience at the Noon Buying Rate on March 31, 2007, of EUR1.00=$1.3374 or $1.00=EUR0.7477.

(b) All per-Ordinary Share and per-ADS amounts have been adjusted to reflect the 2-for-1 split of Ordinary Shares (and ADRs) that occurred on February 26, 2007. For additional information, see "Item 10. Additional Information-Description of Capital Stock."

(c) Represents basic earnings per Ordinary Share or net income per Ordinary Share multiplied by five.

                                 EXCHANGE RATES

     The following table sets forth, for the periods indicated, certain information concerning the exchange rate between (i) the U.S. dollar and the euro, (ii) the U.K. pound sterling and the euro, and (iii) the U.K. pound sterling and the U.S. dollar. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of its Consolidated Financial Statements included in Item 18. No representation is made that any of such currencies could have been, or could be, converted into any of the other such currencies at such rates or at any other rate.

    U.S. dollars per EUR1.00(1)
                                                                            End of
Year ended December 31,                                                     period       Average(2)         Low        High
2002................................................................         1.050            0.946           -           -
2003................................................................         1.260            1.141           -           -
2004................................................................         1.354            1.248           -           -
2005................................................................         1.184            1.239           -           -
2006................................................................         1.319            1.256           -           -

Month ended
March 31, 2007.....................................................              -                -       1.309       1.337
April 30, 2007.....................................................              -                -       1.334       1.367
May 31, 2007.......................................................              -                -       1.342       1.362
June 30, 2007......................................................              -                -       1.329       1.354
July 31, 2007......................................................              -                -       1.360       1.382
August 31, 2007....................................................              -                -       1.340       1.381
Period ended September 19, 2007....................................              -                -       1.361       1.396


U.K. pounds sterling per EUR1.00(3)
                                                                            End of
Year ended December 31,                                                     period       Average(2)         Low        High

2002................................................................         0.652            0.629           -           -
2003................................................................         0.706            0.694           -           -
2004................................................................         0.708            0.679
2005................................................................         0.689            0.682           -           -
2006................................................................         0.674            0.682           -           -

Month ended
March 31, 2007.....................................................              -                -       0.673       0.686
April 30, 2007.....................................................              -                -       0.676       0.683
May 31, 2007.......................................................              -                -       0.677       0.685
June 30, 2007......................................................              -                -       0.672       0.680
July 31, 2007......................................................              -                -       0.668       0.679
August 31, 2007....................................................              -                -       0.673       0.681
Period ended September 19, 2007....................................              -                -       0.675       0.698


U.K. pounds sterling per U.S.$1.00(4)

Year ended December 31,                                              End of period       Average(2)         Low         High

2002...............................................................          0.621            0.666            -           -
2003...............................................................          0.560            0.608            -           -
2004...............................................................          0.522            0.545            -           -
2005...............................................................          0.581            0.551            -           -
2006...............................................................          0.511            0.543            -           -

Month ended
March 31, 2007.....................................................              -                -        0.508       0.520
April 30, 2007.....................................................              -                -        0.499       0.510
May 31, 2007.......................................................              -                -        0.500       0.508
June 30, 2007......................................................              -                -        0.498       0.509
July 31, 2007......................................................              -                -        0.485       0.520
August 31, 2007....................................................              -                -        0.485       0.519
Period ended September 19, 2007....................................              -                -        0.492       0.501

__________________

(1)   Based on the Noon Buying Rate for euro.
(2) The average of the relevant exchange rates on the last business day of each month during the relevant period.
(3) Based on the composite exchange rate as quoted at 5 p.m. New York time by Bloomberg.
(4)   Based on the Noon Buying Rate for U.K. pounds sterling.

     As of September 19, 2007, the exchange rate between the U.S. dollar and the euro was EUR1.00=$1.3950, or $1.00=EUR0.7168; the exchange rate between the U.K. pound sterling and the euro was U.K.GBP1.00=EUR1.4331, or EUR1.00=U.K.GBP0.6798; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K.GBP1.00=$1.9983, or $1.00=U.K.GBP0.5004. For a discussion of the impact of exchange rate fluctuations on the Company's results of operations, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                        SELECTED OPERATING AND OTHER DATA

     The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Consolidated Financial Statements prepared in accordance with IFRS (except as otherwise indicated) and certain other data and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A. See the notes following the table for explanatory material and Note 28 to the Consolidated Financial Statements included in Item 18 for a detailed discussion of the principal differences between IFRS and U.S. GAAP.

                                                                         Fiscal Year ended March 31,
                                                 ------------------------------------------------------------------------
Operating Data (IFRS):                               2007                            2006                            2005
                                                 ------------------------------------------------------------------------
Average Yield per RPM (EUR)...............          0.075                           0.076                           0.081
Average Yield per ASM (EUR)...............          0.059                           0.058                           0.063
Average Fuel Cost per U.S. Gallon (EUR)...          1.826                           1.479                           1.060

Cost per ASM (CASM) (EUR)(a)..............          0.054                           0.052                           0.053
Flown Passenger Load Factor.............              76%                             77%                             78%
Break-even Load Factor..................              72%                             68%                             65%
Operating Margin........................              21%                             22%                             25%

Total Break-even Load Factor(b).........              61%                             61%                             59%
Average Flown Passenger Fare (EUR)........          47.67                           44.53                           43.95
Average Booked Passenger Fare (EUR).......          44.10                           41.23                           40.85
Ancillary revenue per Booked Passenger (EUR)         8.52                            7.45                            6.92

                                                                          Fiscal Year ended March 31,
                                           -----------------------------------------------------------------------------------------
Other Data:                                          2007              2006               2005               2004               2003
                                           -----------------------------------------------------------------------------------------
Revenue Passengers Booked...............       42,509,112        34,768,813         27,593,923         23,132,936         15,736,936
Revenue Passengers Flown................       39,328,812        32,188,184         25,641,508         21,244,130         14,427,329
Revenue Passenger Miles (RPMs)..........   24,927,909,300    18,832,515,231     13,862,254,136     10,425,878,625      6,781,128,672
Available Seat Miles (ASMs).............   32,043,022,051    24,282,100,345     17,812,432,791     13,996,127,688      8,744,373,118
Booked Passenger Load Factor............              82%               83%                84%                81%                85%
Average Length of Passenger Haul (miles)              621               585                541                491                473
Sectors Flown...........................          272,889           227,316            187,470            171,726            115,325
Number of Airports Served at Period End.              123               111                 95                 84                 62
Average Daily Flight Hour Utilization (hours)        9.77              9.60               9.32               8.37               8.02
Employees at Period End.................            4,462             3,453              2,717              2,302              1,897
Employees per Aircraft at Period End ...               34                35                 31                 32                 35
Booked Passengers per Employee at Period End        9,527            10,069             10,156             10,049              8,296
Operating Data: (U.S. GAAP)

Average Yield per RPM (EUR)...............          0.075             0.076              0.081              0.089              0.108
Average Yield per ASM (EUR)...............          0.059             0.058              0.063              0.066              0.084
Average Fuel Cost per U.S. Gallon (EUR)...          1.826             1.479              1.060              0.816              0.930

Cost per ASM (CASM) (EUR)(a)..............          0.054             0.052              0.053              0.055              0.061
Flown Passenger Load Factor.............              76%               77%                78%                74%                78%
Break-even Load Factor..................              72%               68%                65%                62%                57%
Operating Margin........................              21%               22%                25%                23%                31%

______________________

(a) For the purposes of calculating Cost per ASM, costs for fiscal 2002 through fiscal 2004 include the costs of Ryanair's charter operations, but not the revenues or seat miles of such charter operations. The costs and revenues of all other ancillary services are also excluded in calculating these measures. Ryanair ceased its charter operations in April 2003.

(b) Total Break-even Load Factor is calculated on the basis of total costs and revenues, including the costs and revenues from all ancillary services.

                                  RISK FACTORS

                          Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company's Results

     Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices increased substantially in fiscal years 2007 and 2006 and are currently close to historically high levels, which has had a significant impact on Ryanair's costs, and in turn, on its operating results. As international prices for jet fuel are denominated in U.S. dollars, Ryanair's fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates or the unavailability of adequate supplies, including, without limitation, any such events resulting from prolonged hostilities in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, could have a material adverse effect on Ryanair's profitability. A fuel shortage resulting from a disruption of oil imports or otherwise could result additional increases in fuel prices or a curtailment of scheduled services.

     While Ryanair had historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements, in light of the significant increases in oil prices in recent years, Ryanair now enters into any such hedging arrangements on a more selective basis. At August 31, 2007, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from September 2007 through March 2008 at prices equivalent to approximately $65 per barrel of Brent crude oil. Ryanair has not otherwise entered into material agreements to seek to fix the price of a material quantity of fuel. As a result of Ryanair's decision to be more selective in entering into new hedging arrangements, the Company may be more exposed to risks arising from fluctuations in the price of fuel, especially in light of recent significant increases. There can be no assurance that Ryanair's current or any future such arrangements will be adequate to protect Ryanair from further increases in the price of fuel, or that fuel prices will decline from their current historically high levels any time in the near future. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging."

     Based upon Ryanair's fuel consumption for the fiscal year ended March 31, 2007, a change of one U.S. cent in the average annual price per gallon of aviation fuel would have caused a change of approximately EUR3 million in the Company's annual fuel costs. Ryanair's fuel costs in the fiscal year ended March 31, 2007, after giving effect to the Company's fuel hedging activities, increased by 49.9% over the comparable period ended March 31, 2006, to EUR693.3 million, primarily due to the increase in the average price of fuel, an increase in the number of sectors flown and the average sector length as a result of the expansion of Ryanair's fleet and route network, offset in part by improvements in fuel burn per hour due to the increasing use of wingleted aircraft and the positive impact on fuel costs of the strengthening of the euro against the dollar. Ryanair estimates that its fuel cost would have been approximately EUR639.6 million in fiscal year 2007, compared to EUR456.4 million in fiscal 2006 (excluding de-icing costs of EUR4.7 million in 2007 and EUR6.1 million in 2006) had Ryanair not had any hedging arrangements in place. Because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated substantial expansion of Ryanair's fleet will result in a substantial increase, in absolute terms, in Ryanair's aggregate fuel costs.

Terrorism in the United Kingdom or Elsewhere in Europe Could Have a Material Detrimental Effect on the Company

     On August 10, 2006, U.K. security authorities arrested and subsequently charged eight individuals in connection with a plot to attack aircraft operating on transatlantic routes. As a result of these arrests, U.K. authorities introduced increased security measures which resulted in all passengers being body searched, and banned the transportation in carry-on baggage of certain liquids and gels. The introduction of these measures led to passengers suffering severe delays while passing through these airport security checks. As a result, Ryanair cancelled 279 flights in the days following the incident and refunded a total of EUR2.7 million in fares to approximately 40,000 passengers. In the days following the arrests, Ryanair also suffered reductions in bookings estimated to have resulted in a loss of an additional approximately EUR1.9 million in revenue. As in the past, the Company reacted to these adverse events by initiating system-wide fare sales to stimulate demand for air travel.

     On September 1, 2006, Ryanair filed a claim for EUR4.6 million in compensation against the U.K. Department of Transport under section 93 of the U.K. Transport Act 2000. Section 93 of the act provides for compensation for airlines in cases in which the department has issued directions under the act that have lead to financial damages to the airlines. The case is to be heard in the London High Court. There can be no assurance that the Company will be successful in its legal action or in obtaining any compensation in connection with its claims.

     On August 14,  2006,  the U.K.  security  authorities  reduced the level of security searches and at the same time introduced additional baggage restrictions in relation to the size of baggage that can be stowed in aircraft cabins. Passengers have suffered delays on an ongoing basis as a result of increased security measures and carry-on baggage restrictions.

     In addition, reservations on Ryanair's flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 (in which a car filled with explosives was driven into the doorway of Glasgow airport) and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect our passenger traffic. In fiscal 2007, flights into and out of London accounted for 18.9 million, or approximately 44%, of passengers traveling on the Company's network. In fiscal 2006 and 2005, flights into and out of London accounted for 17.5 million passengers and 15.4 million passengers, respectively, or approximately 50% and 56%, respectively, of passengers traveling on the Company's network.

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

     In February 2004, the European Commission found that a portion of the arrangements between Ryanair, the airport and the region constituted illegal state aid, and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. In May 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting that the decision be annulled. Ryanair is still waiting for the court to schedule a hearing.

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

     Ryanair is facing similar legal challenges by third parties with respect to agreements with certain other airports. In July 2006, a local court in Germany required the City of Lubeck to disclose to a competing German airline operating out of the main airport in Hamburg details of an agreement between Hamburg Lubeck Airport and Ryanair. However, the ruling does not affect Ryanair's costs at Lubeck Airport, as the airport was subsequently acquired by a private owner who is offering the same arrangements to Ryanair and all other airlines. There have also been complaints by competitors regarding Ryanair's arrangements with Shannon Airport, Alghero Airport and Frankfurt Hahn Airport. In July 2007, the European Commission announced that it had started investigations of airport agreements at the Lubeck, Tampere, Berlin (Schonefeld) and Dortmund airports. Ryanair has relatively limited operations to and from the first three airports and does not operate flights to or from Dortmund.

     Adverse rulings in these or similar cases could be used as precedents by other competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair's growth strategy due to the smaller number of privately-owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company.

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment

     Ryanair operates in a highly competitive marketplace, with a large number of new entrants, traditional airlines and charter airlines competing throughout the route network.

     Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs) and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair's competitors are state-owned or controlled flag carriers and in some cases may have greater name recognition and resources and may have received or may receive in the future significant amounts of subsidies and other state aid from their respective governments. In addition, negotiations between the EU and the United States on a comprehensive "open skies" agreement could result in the removal of current barriers to the entry of U.S. carriers into the intra-EU market. See "Item 4. Information on the Company-Government Regulation-Liberalization of the EU Air Transportation Market."

     The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. The number of new-entrant low-fares airlines and traditional carriers offering lower, more competitive fares in direct competition with Ryanair across its route network has increased significantly as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. Increasing price competition and the resulting lower fares, combined with the continuing increases in the Company's capacity in recent years (including an increase of approximately 23% during fiscal 2007) have combined to put downward pressure on the Company's yields. Ryanair's yield per ASM decreased by 8.6% in fiscal year 2006 and increased by 1.7% in fiscal year 2007.

     Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other conduct, price competition among airlines could reduce the level of fares or passenger traffic on the Company's routes to the point where profitable levels of operations may not be achieved.

     In addition to traditional competition among airline companies and charter operators who have entered the "low fares" market, the industry also faces competition from ground (including high speed rail systems such as the "TGV" in France) and sea transportation alternatives as businesses and recreational travelers seek lower-cost substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft

     Ryanair's continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace aging aircraft.

     Ryanair expects to have at least 163 aircraft (assuming that the planned disposal of six such aircraft is completed on schedule) in its fleet by March 31, 2008. With the Company's current orders for aircraft it is obligated to buy (or "firm" orders) under its contracts with The Boeing Company ("Boeing"), the Company expects to increase the size of its fleet to consist of 262 Boeing 737-800 "next generation" aircraft by December 2012 (assuming that the planned disposal of 46 such aircraft is completed on schedule), and may elect to enlarge its fleet further by exercising any of the 110 options to purchase new aircraft it currently has for periods through fiscal 2014 under its agreements with Boeing. For additional information on the Company's aircraft fleet and expansion plans, see "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources." There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes, or that traffic growth will not prove to be greater than the expanded fleet can accommodate; in either case, such developments could have a material adverse effect on the Company's business, results of operations and financial condition.

     Ryanair plans to finance its existing firm-order aircraft through a combination of new bank loan facilities supported by a guarantee from the Export-Import Bank of the United States and similar to those already in place, bank debt provided by commercial bankers, operating and finance leases via sale-and-leaseback transactions, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations.

     However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operations and financial condition. In addition, the financing of new and existing Boeing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair's ability to draw down funds under its existing bank loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to the bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has a preliminary commitment from the Export Import Bank of the United States to provide a loan guarantee covering 45 of the 171 firm-order aircraft and a final commitment covering 15 aircraft. The company is currently assessing proposals for financing aircraft due for delivery in the medium term through various structures including sale-and-leaseback transactions, financial leases and commercial debt. For additional details on Ryanair's financings, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

     In addition, Ryanair is dependent on its contracts with Boeing for the acquisition of the additional aircraft needed to implement its expansion plans. A strike by Boeing machinists halted Boeing's aircraft assembly operations for most of the month of September 2005, resulting in the delay of certain aircraft deliveries to the Company and minor modifications to the Company's operating schedule in September and October 2005. See "Item 4. Information on the Company-Aircraft" for additional information. As a result of the strike, which terminated on September 29, 2005, scheduled aircraft deliveries for the period through April 2007 were affected, the retirement of some of the Company's Boeing 737-200s and the launch of certain routes were delayed and the Company was required to lease additional aircraft capacity between January and April 2006 at a cost of EUR5.6 million. See "Item 4. Information on the Company-Aircraft."

The Company's Rapid Growth May Expose it to Risks

     Ryanair's operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." During fiscal year 2007, Ryanair announced 149 new routes and extended its operations to five new countries, adding destinations in Croatia, Hungary, Malta, Morocco and Slovenia from airports in the U.K., Ireland, Germany, Spain, France and Italy. Ryanair intends to continue to expand its fleet and add new destinations and additional flights to its schedule, which are expected to increase Ryanair's scheduled passenger volumes in fiscal year 2008 to approximately 50 million passengers, an increase of approximately 19% over fiscal year 2007 level of approximately 42 million passengers, although no assurance can be given that these targets will in fact be met. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks that could have an adverse effect on its results of operations and financial condition. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

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

Ryanair's New Routes and Expanded Operations may have an Adverse Financial Impact on its Results

     Currently, a substantial number of low-fares carriers operate routes that compete with the Company's and Ryanair expects to face further intense competition. See "Item 4. Information on the Company-Industry Overview--European Market."

     When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company's results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair's low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the period that they are in effect. See "Item 4. Information on the Company-Route System, Scheduling and Fares." Ryanair expects to have other substantial cash needs as it expands, including cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800s. There can be no assurance that the Company will have sufficient cash to fund such projects, and to the extent Ryanair may be unable to expand its route system successfully, its future revenue and earnings growth would in turn be limited.

Ryanair's Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase

     Airline traffic at certain European airports is regulated by a system of "grandfather" rights in relation to "slot" allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair's bases of operations currently have no slot allocations, traffic at 33 of the airports Ryanair serves, including its bases at Dublin, London (Stansted), Milan (Bergamo), Barcelona (Girona), Rome (Ciampino) and Madrid, is currently regulated through slot allocations. In addition, the airports in Bristol, Alicante and Valencia that Ryanair plans to use as new bases of operations beginning in the Fall of 2007 are regulated through slot allocations. Applicable EU regulations currently prohibit the buying or selling of slots for cash, and there is no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future at the time it needs them or on acceptable terms. There can also be no assurance that its non-slot bases or the other airports Ryanair serves will continue to operate without slot allocations in the future. See "Item 4. Information on the Company-Government Regulation-Slots." Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

     Ryanair's future growth is also materially dependent on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's low-fares strategy. Any condition that denies, limits or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations. For example, in March 2007 the discount arrangement formerly in place at London Stansted airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in this charge will be passed on in the form of a higher cost of travel and Ryanair expects it to have a negative impact on yields and passenger volumes. In addition, in September 2006, the Dublin Airport Authority ("DAA") announced that it was planning to build a new terminal (Terminal 2) at Dublin airport at a cost of approximately EUR400 million and spend approximately another EUR400 mllion on upgrading the existing Terminal 1. This capital expenditure will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level. Ryanair plans to seek a judicial review of the planning approval for the new approval. However there can be no assurance that this appeal will be successful. The doubling of airport charges, in the event of the failure of a judicial review, could have an adverse impact on yields and passenger volumes at Dublin Airport. See "Item 4. Information on the Company-Airport Operations-Airport Charges See also "-The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports."

The Company's Acquisition of 29.4% of Aer Lingus and Subsequent Failure to Conclude a Complete Acquisition of Aer Lingus Could Expose the Company to Risk

     During the year ended March 31, 2007, Ryanair acquired 25.2% of Aer Lingus, and subsequent to the year end Ryanair increased its stake by a further 4.2%, taking Ryanair's shareholding to 29.4% at September 20, 2007, at a total cost of EUR396.5 million. Following the approval of Ryanair shareholders, Ryanair made an offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on alleged competition grounds. Notwithstanding the appeal filed by Ryanair in the European Court of First Instance in relation to this EU decision, there can be no assurance that the European Commission will not, at some future date, supplement its existing decision and, in fact, oblige Ryanair to sell its existing 29.4% stake in Aer Lingus. The EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, as Ryanair did not exert de facto control over Aer Lingus, the European Commission was not at the current time in a position to require Ryanair to divest its minority shareholding, the policy of the European Commission may change in the future so as to require such a forced disposition. If forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative share price impact of the sale of such a significant portion of Aer Lingus' shares.

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

     In line with Ryanair's fleet replacement program, the Company completed the retirement of all of its Boeing 737-200A aircraft based in Dublin from the fleet in December 2005 and replaced them with Boeing 737-800 aircraft. As a result of the retirement of the Boeing 737-200A aircraft, Ryanair has required its pilots who lacked the necessary training to undergo a conversion training process to enable them to fly the new Boeing 737-800 aircraft. Starting in the Fall of 2004, Ryanair made a number of written offers to its Dublin-based pilots to enable them to participate in a re-training process in order to obtain the correct type-rating for flying the Boeing 737-800 aircraft. After rejecting a series of offers, all of these pilots have now been trained on the Boeing 737-800 aircraft, either by paying in advance the EUR15,000 cost of the conversion training, or by executing a five-year bond, under which the training is provided free of charge unless the pilots do not maintain their employment with Ryanair for a period of at least five years, in which case they are obligated to reimburse Ryanair for the training costs. However, some of these pilots are at the same time challenging the terms of these bonds before the Irish Labour Relations Commission and the Irish Labour Court. The initial Labour Court decision was successfully overturned in a Supreme Court decision on February 1, 2007, the case has now been referred back to the Labour Court for a rehearing. In separate proceedings, 64 of these pilots (only 26 of whom remain in the Company's employment) have also initiated proceedings before the Irish High Court, claiming that the terms of the bond infringed their freedom of association rights and their right to allow trade unions to negotiate on their behalf.

     While Ryanair believes these court proceedings to be without merit and is contesting the pilots' claims, Ryanair could face potential sanctions in an amount up to a maximum of twice the annual salary of the pilots involved if the Labour Relations Commission ruled in favor of the pilots. With respect to the Irish High Court proceedings, Ryanair estimates that damages up to a total of EUR100,000 could be awarded to each pilot. The pilots involved in these proceedings and currently employed by Ryanair represent 1.8% of the total Ryanair pilot workforce. There can be no assurance that the Company will be successful in defending against these claims.

     Ryanair currently negotiates with groups of employees, including its pilots, through "Employee Representation Committees," regarding pay, work practices and conditions of employment, including conducting formal binding negotiations with these internally elected collective bargaining units. Ryanair considers its relationship with its employees to be good, although the Company has once in the past (in 1998) experienced work stoppages by a small group of its Dublin based baggage handlers. In addition, in the United Kingdom, the British Airline Pilots Association ("BALPA") in 2001 unsuccessfully sought to represent Ryanair's U.K.-based pilots in their negotiations with the Company. BALPA may request that a new ballot on representation be undertaken among Ryanair's U.K. pilot body, which, if successful, would allow the U.K. pilots to be represented by BALPA in negotiations over pilot salaries and working
conditions.  For additional   details,   see   "Item  6.   Directors,   Senior
Management and Employees-Employees and Labor Relations."

     If any future occurrence of such events were to alter Ryanair's historical experience of flexibility in dealing with employees or were to alter the public's perception of Ryanair generally, it could have a material adverse effect on the Company's business, operating results and financial condition.

The Company is Dependent on the Ireland-U.K. Market

     For the fiscal years ended March 31, 2007 and 2006, passengers on Ryanair's routes between Ireland and the U.K. accounted for 15.4% and 18.0%, respectively, of total passenger revenues, with routes between Dublin and London accounting for 4.9% and 9.3%, respectively, of total passenger revenues in fiscal 2007 and 2006, and the Dublin-London (Stansted) route alone accounting for 2.4% and 3.4% of such totals, respectively. Ryanair's business would be adversely affected by any circumstance causing a reduction in general demand for air transportation services in Ireland or the U.K., including, but not limited to, adverse changes in local economic conditions, political disruptions or violence (including terrorism) or significant price increases linked to increases in airport access costs or taxes imposed on air passengers. See "-Risks Related to the Airline Industry-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry" below. In addition, so long as the Company's operations remain dependent on routes between Ireland and the U.K., the Company's future operations will be adversely affected if there is increased competition in this market. See "Item 4. Information on the Company-Industry Overview-Ireland-U.K. and Continental European Market."

The Company is Dependent on Third-Party Service Providers

     Ryanair  currently  contracts  some  of  its  heavy  airframe   maintenance
overhauls, and all of its engine overhauls and "rotable" repairs to outside contractors approved under the terms of Part 145, the European airline industry standard for maintenance. The Company also contracts its passenger and aircraft handling and ground handling services at airports other than Dublin and those served by Ryanair in Spain to established third-party providers. See "Item 4. Information on the Company-Maintenance and Repairs-Heavy Maintenance" and "Item
4. Information on the Company-Airport Operations--Airport Handling Services."

     The loss or expiration of any of Ryanair's third-party service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company's results of operations. Ryanair will need to enter into airport services agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates in new markets. In addition, although Ryanair seeks to monitor the performance of third parties that provide passenger and aircraft handling services, the efficiency, timeliness and quality of contract performance by third-party providers are largely beyond Ryanair's direct control. Ryanair expects to be dependent on such third-party arrangements for the foreseeable future.

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

The Company Faces Risks Related to its Internet Reservations Operations

     As of September 20, 2007, approximately 99% of Ryanair's daily flight reservations were made through its website. Although the Company has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at the single center, in order to make reservations.

     Ryanair has installed a stand-alone booking engine to support its existing platform in the event of a breakdown in this facility. However, there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of these systems, which, in turn, could have a material adverse affect on the Company's operating results or financial condition.

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

                      Risks Related to the Airline Industry

EU Regulation on Passenger  Compensation  Could  Significantly  Increase Related
Costs

     The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation
(EC) No. 261/2004). This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to passengers for cancelled flights, except when the airline can prove that such a cancellation is caused by extraordinary circumstances, such as weather, air-traffic control delays or safety issues. The regulation calls for compensation of either EUR250, EUR400 or EUR600 per passenger, depending on the length of the flight. As Ryanair's average flight length is less than 1,500 km-the upper limit for short-haul flights-the amount payable is generally EUR250 per passenger, per occurrence.

     Passengers subject to long delays (in excess of two hours for short-haul flights) are also entitled to "assistance" including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to reimburse the cost of the ticket or provide alternative transport to the passenger's final destination. This legislation has had no material impact on the Company to date; however, there can be no assurance that the Company will not incur a significant increase in costs in the future, due to the impact of this legislation, if Ryanair experiences an increase in cancelled flights, which could occur as a result of factors beyond its control.

Implementation of the Montreal Convention for Lost, Damaged or Delayed Luggage Could Also Increase Costs

     The Montreal Convention on the Unification of Certain Rules for International Air Carriage was adopted in Montreal in May 1999. The Convention consolidated, updated and has replaced all previous agreements on air carrier liability, including the 1929 Warsaw Convention. The Convention came into force in all EU countries on June 28, 2004. Passengers can now claim up to 1,000 Special Drawing Rights (SDRs) (currently approximately EUR1,167) for lost, damaged or delayed luggage. Passengers submitting baggage claims will have to provide evidence to back up these claims. This compares to the previous weight-based compensation system under the 1929 Warsaw Convention, which limited liability for lost, damaged or delayed luggage to 17 SDRs (currently approximately EUR20) per kilogram of checked hold baggage.

     Although Ryanair has a record for losing fewer bags than many other major European carriers, and the Convention's coming into force has had no material impact on the Company to date, there can be no assurance that the Company will not incur a significant increase in costs in connection with lost baggage, which could have an adverse effect on the Company's operating costs and in turn reduce its profitability

The Company is Dependent on the Continued Acceptance of Low-fares Airlines

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

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry

     The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the U.S. Although carriers such as Ryanair that operate exclusively in Europe have generally been spared from such material adverse impacts on their businesses to date, the cost to all commercial airlines of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism has increased dramatically since these attacks. See "Item 4. Information on the Company-Insurance." In addition, Ryanair's insurers have indicated that the scope of the Company's current act-of-war-related insurance may exclude certain types of catastrophic incidents, such as biological, chemical or "dirty bomb" attacks. This could result in the Company's seeking alternative coverage, including government insurance or self-insurance, which could lead to further increases in costs. Although Ryanair, to date, has passed on the increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. In response to the dramatic drop in revenue and expected increases in costs, airlines in the U.S. and certain European carriers with significant U.S. operations have sought, and in certain cases, already received, governmental assistance in the form of financial aid, although Ryanair has not sought or received any such aid. Ryanair does not fly to the United
States, and although it experienced a decline of approximately 10% in reservations in the week following the September 11, 2001 terrorist attacks, the number of flight bookings had returned to normal levels by the end of September 2001.

     Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S. or in Europe, particularly in London or other markets that are significant to Ryanair, any significant new military actions by the U.S. and any allies (such as the current war in Iraq) or any related economic downturn would be likely to have a material adverse effect on demand for air travel and thus on Ryanair's business, operating results and financial condition. See also "-Risks Related to the Company-Further Terrorist Attacks in London and Other Destinations Could Have a Detrimental Effect on the Company."

The Company Faces the Risk of Loss and Liability

     Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage and other business insurance in amounts per occurrence that are consistent with industry standards. Although Ryanair currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from any accidents. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See "-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry" above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could cause a public perception that Ryanair's aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

     EU Regulation No. 2027/97, as amended by Regulation No. 889/2002, governs air carrier liability. See "Item 4. Information on the Company-Insurance" for details of this regulation. This regulation increased the potential exposure of air carriers, such as Ryanair, and although Ryanair has extended its liability insurance accordingly to meet the requirements of the regulation, no assurance can be given that other laws, regulations or policies will not be applied, modified or amended in a manner that has a material adverse effect on the Company's financial condition or results of operations.

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

Safety-Related Undertakings Could Affect the Company's Results

     Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the "FAA") has required a number of such procedures with regard to Boeing 737 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system and limitations on certain operating procedures. Most recently the FAA and EASA required an inspection of all 737NG aircraft following a fire on a China Air aircraft. Ryanair's policy is to implement any such required procedures in accordance with FAA guidance, and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair's standard maintenance program and have not interrupted flight schedules or required any material increases in Ryanair's maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company's results of operations or financial condition.

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

 The Introduction of Carbon Taxes and Emissions Trading could have a Material Adverse Effect on the Company's Results

     Ryanair is committed to reducing emissions and noise through investments in "next generation" aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations.

     However, the European Commission has forwarded proposals to the European Parliament and the Council of Ministers to include air transportation in the European Emissions Trading Scheme ("ETS") . The current proposals are to include aviation in the ETS by 2011. Any such inclusion in the ETS is likely to result in the imposition of an "emission levy" on airlines. Ryanair believes that any such levy is likely to have a particularly disproportionate and unwarranted impact on airlines such as Ryanair that have already heavily invested in cleaner aircraft technology and more efficient operations, as they will have much less ability to further reduce emissions in a cost effective manner. Ryanair believes that any such additional costs imposed on airlines will increase fares and damage the competitiveness of the industry.

     Ryanair and the European Low Fares Airline Association (ELFAA) have called on the European Commission to conduct a proper cost/benefit analysis before proceeding with any legislative proposals that could impose significant costs on the airline industry.

     Furthermore, in February 2007 the United Kingdom doubled Air Passenger Duty from GBP5 to GBP10 and announced that the increase was to pay for environmental projects to reduce carbon emissions to prevent climate change. In September 2007, the Dutch government announced the introduction of a EUR11.25 per passenger environmental tax on short haul flights and EUR45.00 on long haul flights, effective from July 2008


     Notwithstanding the fact that the "Stern Report" commissioned by the UK government concluded that aviation is only responsible for 1.8% of Greenhouse Gas Emissions ("GHG"), within the European Union, the European media continues to feature sustained and repeated comments that the aviation industry is one of the primary causes of GHG and climate change. There is also considerable media commentary urging consumers to reduce the emissions that they generate by flying by either not flying at all or, alternatively, by taking a lesser number of flights per annum.

     No assurance can be given that the application of the ETS to aviation, the introduction of environmental or other similar taxes or charges by governments within the European Union, or the impact of media campaigns to encourage consumers either not to fly or to fly less frequently, either individually or in the aggregate, will not have a material adverse effect on the results of operation or the financial condition of the Company.



       Risks Related to Ownership of the Company's Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU Nationals, and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals

     EU Regulation No. 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. The board of directors of Ryanair Holdings is given certain powers under Ryanair Holdings' articles of association (the "Articles") to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals ("Affected Shares") does not reach a level that could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors will, from time to time, set a "Permitted Maximum" on the number of the Company's Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

     In addition, under certain circumstances, the directors can take action to safeguard the Company's ability to operate that include identifying those shares, American Depositary Shares ("ADSs") or Affected Shares which give rise to the need to take action and treat such shares, ADRs, or Affected Shares as "Restricted Shares." The Board of Directors may, under certain circumstance, deprive holders of Restricted Shares of their rights to attend, vote and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such shares themselves if the holder fails to comply. In 2002, the Company also implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals" for a detailed discussion of the restrictions on share ownership and the current ban on share purchases by non-EU nationals.

     As of June 30, 2007, EU nationals owned at least 56.3% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

Holders of Ordinary Shares are Currently Unable to Convert those Shares into American Depository Shares

     In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York, the depositary for its American Depositary Receipt ("ADR") program, to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also "-EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals" above.

The Company's Results of Operations May Fluctuate Significantly

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

     The trading price of Ryanair Holdings' Ordinary Shares and ADRs may be subject to wide fluctuations in response to quarterly variations in the Company's operating results and operating results of other airlines. In addition, the global stock markets from time to time experience extreme price and volume fluctuations that affect the market prices of many airline company stocks. These broad market fluctuations may adversely affect the market price of the Ordinary Shares and ADRs.

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


Item 4.  Information on the Company

                                  INTRODUCTION

     The Company operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe and Morocco. In operation since 1985, the Company began to introduce a low-fares operating model under a new management team in the early 1990s. See "Item 5. Operating and Financial Review and Prospects--History." At August 31, 2007, with its operating fleet of 137 new Boeing 737-800 "next generation" aircraft, the Company offered more than 920 scheduled short-haul flights per day serving 125 locations throughout Europe and Morocco, including 24 in the U.K. and Ireland. See "--Route System, Scheduling and Fares--Route System and Scheduling" for more details of Ryanair's route network.

     Offering widely-available low fares, Ryanair carried more than 37.5 million passengers during calendar year 2006. On the basis of the U.K. Airports Annual Statement of Movements, Passengers and Cargo (the "CAA Statistics") published by the CAA in calendar year 2006, Ryanair had the leading market share (in terms of passenger volume) on most of its scheduled routes between Ireland and provincial cities in the U.K. and carried approximately 46% of all scheduled passenger traffic between Dublin and London, a share favorably comparable to the approximately 33% share of Aer Lingus, its primary competitor on its U.K./Ireland routes. According to the CAA Statistics, Ryanair has also achieved competitive market share results on the routes it launched from the U.K. to continental Europe from the dates it began service on these routes.

     By generating an average scheduled flown passenger load factor of approximately 76% and average scheduled passenger yield of EUR0.059 per available seat mile ("ASM") and focusing on maintaining low operating costs (EUR0.054 per ASM), Ryanair achieved a net margin of 17.9% on operating revenues of EUR2,236.9 million for the fiscal year ended March 31, 2007. See "Item 5. Operating and Financial Review and Prospects" and the Glossary in Appendix A.

     The market's acceptance of Ryanair's low fares service is reflected in the "Ryanair Effect" - Ryanair's history of stimulating significant growth in annual passenger traffic on the new routes it has entered since 1991. On the basis of the CAA Statistics and statistics released by the International Civil Aviation Organization (the "ICAO"), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 4.3 million passengers in calender 2006. Most international routes Ryanair has entered since 1991 have recorded significant traffic growth in the period following Ryanair's commencement of service, with Ryanair capturing the largest portion of such growth on each such route. Although a variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K. and European economies, management believes that the most significant factor driving such growth across all its European routes has been Ryanair's low fares policy and its delivery of better on-time flight punctuality, lower levels of lost bags and fewer cancellations when compared to its competitors.

     The address of Ryanair Holdings' registered office is: c/o Ryanair Limited, Corporate Head Office, Dublin Airport, County Dublin, Ireland. The general telephone number is +353-1-812-1212. Under its current Articles of Association, Ryanair Holdings has an unlimited corporate duration.

                                    STRATEGY

     Ryanair's objective is to firmly establish itself as Europe's leading scheduled passenger airline through continued improvements and expanded offerings of its low-fares service. Ryanair aims to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair's strategy are:

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

Customer Service. Ryanair's strategy is to deliver the best customer service performance in Europe. Customer service is defined by Ryanair as lowest fares, best punctuality, fewest cancellations and least lost bags. According to reports by the Association of European Airlines and the airlines' own published statistics, Ryanair has achieved better punctuality, fewer lost bags and fewer cancellations than all of the rest of its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by operating from uncongested airports.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the fiscal year ended March 31, 2007, Ryanair flew an average route length of 621 kilometers and average flight duration of approximately 1.49 hours. Short-haul routes allow Ryanair to offer frequent service, while eliminating the necessity to provide "frill" services otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing "through service" for connecting passengers, including baggage transfer and transit passenger assistance costs.

     In choosing its routes, Ryanair favors uncongested airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide better rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays and more competitive airport access and handling costs. Ryanair's "on time" performance record (arrivals within 15 minutes of schedule) for calendar year 2006 was 85%, exceeding that of its principal competitors, including Aer Lingus (approximately 79%), Air France (approximately 80%), British Airways (approximately 70%), easyJet (approximately 73%), Lufthansa (approximately 81%), and SAS (approximately 79%), according to Ryanair, Aer Lingus, easyJet and AEA published statistics for 2006. Faster turnaround times are a key element in Ryanair's efforts to maximize aircraft utilization. Ryanair's average scheduled turnaround time for the fiscal year ended March 31, 2007 was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

     Low Operating Costs. Management believes that Ryanair's operating costs are among the lowest of any European scheduled passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel productivity;
(iii) customer service costs; and (iv) airport access and handling costs:

     Aircraft Equipment Costs. Ryanair's primary strategy for controlling aircraft acquisition costs is to narrow its fleet of aircraft to a single type. Ryanair completed the retirement of its Boeing 737-200As in December 2005 and currently operates a single fleet type of "next generation" Boeing 737-800s. Although Ryanair's acquisition of the 737-800s has already and will continue to significantly increase the size of its fleet and thus significantly increase its aircraft equipment and related costs (both on an aggregate and per-aircraft basis), the purchase of aircraft from a single manufacturer enables it to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of its Boeing contracts are very favorable to Ryanair. See "--Aircraft" below for additional information on Ryanair's fleet.

     Personnel Productivity. Ryanair endeavors to control its labor costs by seeking to continually improve the productivity of its already highly-productive work force. Compensation for employees emphasizes productivity-based pay incentives, including commissions for on-board sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants within limits set by industry standards or regulations fixing maximum working hours, as well as participation in Ryanair's stock option programs.

     Customer Service Costs. Ryanair has entered into agreements on competitive terms with third-party contractors at certain airports for passenger and aircraft handling, ticketing and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price multi-year contracts. The development of its own internet booking facility and reservations center has allowed Ryanair to eliminate travel agent commissions. Ryanair generates virtually all of its scheduled passenger revenues through direct sales over its website and direct telephone reservations.

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

     Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system called Flightspeed, which it operates under a 10-year hosting agreement with Accenture Open Skies ("Open Skies"). As part of the implementation of the new reservation system, Open Skies developed an internet booking facility called Skylights. The Skylights system allows internet users to access Ryanair's host reservation system and to make and pay for confirmed reservations in real time through Ryanair's Ryanair.com website. Since the launch of the Skylights system, Ryanair has heavily promoted its website through newspaper, radio and television advertising. As a result, internet bookings have grown rapidly, accounting for approximately 99% of all reservations on a daily basis as of September 2007. In addition, in March 2006, Ryanair also commenced its Check'N'Go web-based check-in service, giving passengers with an EU passport traveling with hand luggage only the opportunity to check in online across most of its route network.

     Commitment to Safety and Quality Maintenance. Ryanair's commitment to safety is the primary priority of the Company and its management. This commitment begins with the hiring and training of Ryanair's pilots, flight attendants and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single incident involving major injury to passengers or flight crew in its 22-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed at Dublin, London (Stansted and Luton), Barcelona (Girona), Madrid, Pisa, Bremen, Dusseldorf (Weeze), East Midlands Nottingham, Shannon and Cork by Ryanair and, at other airports, by maintenance contractors approved under the terms of Part 145, the European airline industry standard for maintenance. Ryanair currently contracts with third parties who perform heavy airframe maintenance, engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including British Airways and Aer Lingus. Ryanair assigns a Part 145 certified mechanic to oversee heavy maintenance and authorize engine overhauls performed by third parties.

     Enhancement of Operating Results through Ancillary Services. Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, the in-flight sale of beverages, food and merchandise and internet-related services. As part of its non-flight and internet-related services, Ryanair distributes accommodation services and travel insurance as well as car rentals principally through its website. Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per-unit basis.

     For the fiscal year ended March 31, 2007, ancillary services accounted for 16.2% of Ryanair's total operating revenues, as compared to 15.3% of such revenues in the fiscal year ended March 31, 2006. See "-Ancillary Services" below and "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2007 Compared with Fiscal Year 2006-Ancillary Revenues" for additional information.

     Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe and Morocco, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) initiating additional routes in the EU and in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (ii) increasing the frequency of service on its existing routes; (iii) starting new domestic routes within EU countries; (iv) considering acquisition opportunities that may become available in the future; (v) connecting airports within its existing route network ("triangulation"); (vi) establishing more new bases in continental Europe; and (vii) initiating new routes not currently served by any carrier.

During the year ended March 31, 2007, Ryanair shareholders approved the decision to purchase the entire share capital of Aer Lingus and, as a result, at September 20, 2007 Ryanair had acquired a 29.4% interest at a cost of EUR396.5 million. Our tender offer for the remaining shares of Aer Lingus was blocked by the European Commission on alleged competition grounds. Ryanair has filed an appeal of the European Commission's decision with the European Court of First Instance. See "Item 8. Financial Information-Other Financial Information-Legal Proceedings-Aer Lingus Merger Decision."

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

     Partially as a result of this progressive movement towards deregulation, there has been a significant increase in the number of airlines providing scheduled passenger service in the EU over the course of the past decade. The prospects for additional market liberalization measures provided further impetus for new entrants, including the conversion of some charter airlines into operators of both scheduled and charter flights. Management expects that other new carriers may be formed to capitalize on these opportunities. Notwithstanding the overall increase in the number of carriers, a large majority of the new entrants are quite small, although this may change, and the overall market has been volatile, with several of the new entrants ceasing operations. Among the major causes of their failure were the competitive responses from major airlines and other low-cost carriers (including Ryanair) serving the same routes, including a number of sustained price wars, rapid, unmanageable expansion at a higher cost base than existing carriers, and the impact of increased costs of operating aircraft arising from higher interest rates and fuel prices.

     Air carriers operating in the intra-EU market have traditionally fallen into one of four principal categories: flag carriers, independent airlines, franchises of major airlines and charter operators. The flag carriers, which fly inter-continental routes as well as those within Western Europe, are now largely "commercial" flag carriers, such as British Airways, Air France, KLM, Scandinavian Airline System ("SAS") and Lufthansa, which operate with little or no state aid, although some flag carriers (such as Alitalia) continue to be heavily dependent on aid from their respective governments. The independent carriers include low-fares carriers, such as Ryanair and easyJet, and carriers providing "frills" services more comparable to those of the flag carriers but at slightly lower fares than the flag carriers, such as British Midland Airways Ltd. ("British Midland"). Certain small carriers have become franchises of major airlines, sharing some ticketing and other distribution systems with the flag carriers. These franchises serve mainly regional routes on which flag carriers cannot operate profitably due to their high overhead costs, and they serve to feed regional passengers to their flag carrier-partners for interline service. For the flag carriers, franchises represent a possible means of competing with low-fares start-up carriers, although in Germany, Lufthansa has chosen to compete with the low-fares carriers by acquiring Germanwings, a low-fares carrier based in Germany. Charter flight operators are significantly more established and more competitive in Europe than in the United States, with many charter operations being owned by major travel groups or commercial airlines. A number of charter operators have established their own low-fares subsidiaries, including Monarch Scheduled in the U.K. (a subsidiary of Monarch Airlines). Charter operators currently account for a significant portion of total intra-EU annual passenger traffic and operate primarily on routes between northern and southern Europe, targeting mainly price-conscious leisure travelers. A large number of start-up airlines were established throughout Europe in the first half of the current decade. Such start-ups benefited from the increased availability of aircraft that resulted from capacity reductions by larger airlines post-September 11, 2001 and a low interest rate environment. While the number of start-up airlines commencing operations has recently declined due to higher aircraft prices, the lack of availability of aircraft and higher interest rates, which have driven up both finance and operating lease costs, there can be no guarantee that future declines in aircraft prices, future low interest rates or other favorable circumstances will not lead to a new uptick in the number of start-up carriers.


     Although the liberalization measures adopted by the EU were expected to reduce air fares and increase competition significantly, the European market continues to be characterized by higher operating costs per ASM than the scheduled-passenger-service market in the United States. While active competition has increased with the launch of the low-fares carriers, fares for scheduled passenger services on intra-EU routes continue to be generally higher than those on domestic U.S. routes of comparable distances. Ryanair believes that the higher fares are the result of carriers passing on their higher costs to passengers and the lack of significant competition on some intra-EU routes. In addition, EU Member States may intervene to stop further fare reductions on a route or group of routes where market forces have led to a sustained downward movement in fares deviating from seasonal norms and resulting in widespread losses among all carriers on the routes concerned.

     At the same time, there is also a trend in Europe towards re-regulation of air transport. The European Commission has enacted certain legislation aimed exclusively at the air transport sector, while ignoring competing sectors such as railroads and ferry transportation. These modes of transport have traditionally been heavily subsidized by national governments and Ryanair believes that the continuing protection of these sectors is having a negative effect on the competitiveness of the air transport sector. The Company believes that these measures, which include legislation for compensating or otherwise providing assistance to airline passengers in cases of denied boarding, cancelled flights or long delays (Regulation (EC) No. 261/2004) and the European Commission's guidelines on the financing of airports and start-up aid to airlines by certain regional airports; as well as proposals on extending the European Emissions Trading Scheme (ETS) to airlines, will all have the effect of increasing costs of air transport, without adding any significant benefits for consumers. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-EU Regulation on Passenger Compensation Could Significantly Increase Related Costs," "Item 4. Information on the Company--Government Regulation-- Regulatory Authorities and "-- Environmental Regulation."

Ireland, U.K. and Continental European Markets

     The market for scheduled passenger air travel between Ireland and the U.K. can be divided into two principal segments, the Dublin-London route and the routes between Ireland and other locations in the U.K. outside of London.

     Dublin-London Route. The Dublin-London route (including service from Dublin to each of Heathrow, Gatwick, Stansted, Luton and London City airports) is currently served by five carriers. Ryanair serves three London airports (Stansted, Gatwick and Luton), Aer Lingus serves one airport (Heathrow) and has announced services to a second (Gatwick) and British Midland, British Airways and Air France's subsidiary, CityJet, each serve one airport (Heathrow, Gatwick, and London City, respectively).

     Before Ryanair entered the Dublin-London route in 1986, it was serviced only by British Airways and Aer Lingus. Management believes that Ryanair's introduction of competition based on low fares contributed to the significant growth in passenger volume and the heightened competition between airlines that has characterized the Dublin-London route since Ryanair first commenced service. British Midland entered the route in 1989 and British Airways withdrew in 1991, then re-entered in 1992, while CityJet entered the route in 1994, then temporarily withdrew from the route from January 2001 through October 2003. As a result of increased competition, the lowest available fares have declined while the route has experienced substantial annual traffic growth. By calendar year 2006, according to the CAA Statistics, annual traffic had risen to more than
4.25 million passengers.

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

     Continental Europe. In 1997, Ryanair began service on new routes to four locations in continental Europe (Dublin to Paris (Beauvais) and Brussels (Charleroi), and London (Stansted) to Stockholm (Skvasta) and Oslo (Torp)). Since that time Ryanair has substantially expanded its continental European service and now serves more than 136 locations in 26 European countries (including England, Scotland and Northern Ireland). Ryanair has established continental European bases at Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Barcelona (Girona), Rome (Ciampino), Pisa, Marseille, Bremen and Dusseldorf (Weeze). Additional bases (each of which will host two aircraft) at Bristol, Alicante, Valencia and Belfast airports are due to commence operations during the Fall of 2007. Management also expects that additional non-EU destinations will be added to the network in the future as new states sign and ratify the European Common Aviation Area Agreement (ECAA), an EU initiative designed to liberalize air transport among ECAA member states, or sign bilateral "open skies" treaties with the EU. Ryanair currently competes with a number of flag carriers, including British Airways, Lufthansa, Air France, KLM, Iberia and Alitalia, and a larger number of smaller carriers, including low-fares airlines such as easyJet, BMI Baby and Fly Be in the United Kingdom and Hapag Lloyd Express, Germanwings and easyJet in Germany, with the number and identity of its competitors varying according to the route flown.

Other Routes. In May 2006, Ryanair announced the execution of a five-year agreement with the Government of Morocco to develop low-cost air access and tourism in Morocco from Ryanair's bases throughout Europe. The agreement covers most of the regional airports in Morocco and involves a commitment by Ryanair to develop up to 20 routes, and to carry nearly 1 million passengers per year by the end of the five-year period. Ryanair has begun services on a number of these routes and does not anticipate any difficulty in satisfying its obligations under the agreement.

The Acquisition of Buzz

On April 10, 2003, Buzz Stansted Limited ("Buzz Stansted" or "Buzz"), a newly-formed subsidiary of Ryanair, purchased certain assets of Buzz, KLM's former low-fares subsidiary, from KLM U.K. Limited for EUR20.8 million. These assets were primarily composed of trademarks, domain names, computer equipment, ticket desk equipment and certain aircraft documents, records and manuals. As part of the transaction, KLM U.K. Limited agreed to transfer certain landing and takeoff slots at London (Stansted) Airport to Ryanair. In addition, Buzz Stansted agreed to take over leases with International Lease Finance Corporation ("ILFC") on six Boeing 737-300s, which were novated by KLM U.K. Limited to Buzz Stansted, as well as to sub-lease four BAe146 aircraft from KLM during the period from April 10, 2003 to March 31, 2004, at which time the BAe146s were returned to KLM.

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

     Ryanair recorded goodwill in the amount of EUR46.8 million in connection with the Buzz acquisition. This figure is comprised of the purchase price of EUR20.8 million and excess lease costs in the amount of EUR26.0 million, which latter amount was calculated on the basis of a report from Avitas, independent aircraft valuers. This independent valuation highlighted that the monthly payments on the leases novated to Buzz Stansted were substantially higher than existing market rates for leases on similar aircraft. The Company calculated the amount of these excess lease costs over the remaining term of the leases at EUR26.0 million, based on a calculation of the difference between the contractual rates and these estimates of then-current market rates. All of the purchase price in excess of the value of the net assets acquired was assigned to the slot take-off and landing rights at Stansted Airport that Ryanair acquired as part of the transaction. The slots do not have a limited life, and therefore these rights are not amortized. As noted above, Buzz Stansted in 2004 returned certain leased aircraft to ILFC. Under both IFRS and U.S. GAAP, the timeframe for making such adjustments is limited to 12 months post-acquisition, and therefore the reversal against goodwill of the EUR11.9 million onerous lease provision was taken as a credit to Ryanair's IFRS and U.S. GAAP income statements. See Note 28 to the Consolidated Financial Statements included in
Item 18 for additional information.

                       ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

     As of September 20, 2007, the Company offers over 920 scheduled short-haul flights per day serving 125 locations throughout Europe and Morocco, including 24 locations in the U.K. and Ireland, flying approximately 440 routes.

     The following table lists Ryanair's top ten routes during fiscal 2007 by number of passengers, including the date service commenced on each such route and how many round-trip flights are scheduled on each such route per day. These routes in the aggregate accounted for 12.6% of the Company's scheduled passenger volume in fiscal 2007.

                                                                                         Round trip flights
                         Route Served               Date service commenced                scheduled per day
Between Dublin and London (Stansted)                                Nov-88                              10
Between Dublin and London (Gatwick)                                 Nov-94                               6
Between London (Stansted) and Rome (Ciampino)                       Apr-02                               5
Between Glasgow (Prestwick)  and London (Stansted)                  Oct-95                               5
Between London (Stansted) and Frankfurt (Hahn)                      Apr-99                               4
Between London (Stansted) and Milan (Bergamo)                       Apr-02                               4
Between London (Stansted) and Barcelona (Girona)                    Feb-03                               5
Between Dublin and Manchester                                       May-94                               4
Between Dublin and London (Luton)                                   Jan-86                               4
Between London (Stansted) and Stockholm (Skvasta)                   Jun-97                               3


     Management's objective is to schedule a sufficient number of flights per day on each of Ryanair's routes to satisfy demand for Ryanair's low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals, normally between approximately 6:00 a.m. and 11:00 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

     During fiscal 2007, the Company announced 149 new routes and extended its operations to five new countries, adding destinations in Croatia, Hungary, Malta, Morocco and Slovenia from airports in the U.K., Ireland, Germany, Spain, France and Italy. Since the fiscal year end in March 2007, Ryanair has announced a significant expansions plans for the 2007-2008 winter season. In April 2007, the Company announced the expansion of the Bremen base to three aircraft beginning in September 2007. In May 2007, the Company announced the doubling of aircraft at its Dusseldorf (Weeze) base from two to four and the addition of eight new routes commencing in September 2007. Also in May 2007, Ryanair announced the growth of the Barcelona (Girona) base from seven to nine aircraft in October 2007, adding nine further routes and the growth of the Milan (Bergamo) base from four to six aircraft beginning in December 2007, and the addition of nine new routes. Ryanair's new Bristol two-aircraft base was announced in May 2007 and will commence operations in November 2007. Ryanair's 21st and 22nd bases in Valencia and Alicante were announced in August 2007 and are scheduled to commence operations in October and November 2007, respectively. Ryanair's 23rd base, in Belfast, was announced in September 2007 and is scheduled to commence operations in October 2007.

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

     Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to under-price attempts by its competitors to lower their fares on a particular route. Ryanair offers weekday one-way fares starting at EUR0.99 on many of its routes, and offers lower-fare trips on certain routes from time to time. Ryanair promotions are made during a limited period of time and are only available for travel during a specific period. Other promotional fares generally are available only for mid-week travel, for a limited period and for a limited number of seats per flight, and also require reservations in advance. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the period they are in effect. Ryanair expects to continue to offer significant fare promotions to stimulate demand in periods of lower activity or during off-peak times for the foreseeable future.

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

     In addition, in March 2006, Ryanair commenced its Check'N'Go web-based check-in service, giving passengers with an EU passport traveling with hand luggage only the opportunity to check-in online across its route network (with the exception of passengers traveling from Italy to the U.K. as a result of a general prohibition by the Italian aviation authority on such facilities for carriers flying to the U.K.) as part of a package of measures intended to improve service by reducing air fares and check-in and boarding gate queues. At the same time, Ryanair imposed new per-bag fees on passengers traveling with checked luggage. The Company also announced that, with effect from September 20, 2007, passengers using web check-in/priority boarding would be able to avail of this service for free whilst passengers using desk check-in facilities will be required to pay a charge of EUR3/GBP2 per flight.

     Ryanair also plans to replace its "Open Skies" system supplied by Navitare in November 2007 with an upgraded version of the system "Newskies" to facilitate the continued growth of the airline.

                                    AIRCRAFT

     As of August 31, 2007, Ryanair's operating fleet was composed of 137 Boeing 737-800 "next generation" aircraft, each having 189 seats.

     During fiscal 2005, Ryanair also leased six Boeing 737-300 aircraft, each having 148 seats, through its subsidiary Buzz Stansted. These leases were terminated in October 2004. See "-Industry Overview-The Acquisition of Buzz."

     Ryanair's fleet totaled 133 Boeing 737-800s at March 31, 2007. The Company expects to have an operating fleet comprising 163 Boeing 737-800s at March 31, 2008 (assuming that the planned disposal of six such aircraft is completed on schedule).

Aircraft

     Boeing 737-800s: Between March 1999 and August 31, 2007, Ryanair took delivery of 137 new Boeing 737-800 "next generation" aircraft under its contracts with Boeing. The new Boeing 737-800s share certain basic characteristics with Ryanair's prior fleet of Boeing 737-200A aircraft, all of which were retired by December 2005, but are larger (seating up to 189 passengers, as compared to 130 in the Boeing 727-200As), capable of longer flights without refueling and incorporate more advanced aviation technology. The Boeing 737-800s also comply with Chapter 3 noise reduction requirements established by the International Civil Aviation Organization, which took effect in the EU in 2002.

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

     Under the terms of the 2005 Boeing contract, while the basic price per aircraft that was applicable under the prior contracts will continue to apply to the firm aircraft that remained to be delivered and purchase options outstanding thereunder, these firm and option aircraft became subject to the commercial and other terms applicable to the firm aircraft under the 2005 Boeing contract, including benefiting from more favorable price concessions.

     In addition, as part of the 2005 contract with Boeing, the Company ensured that "winglets," or wing-tip extensions, manufactured by Aviation Partners Boeing ("APB") would be incorporated on all aircraft to be delivered to the Company under its contracts with Boeing from January 2006 onwards. The cost of these winglets is included in the aircraft net price. With regard to the fleet of Boeing 737-800s aircraft delivered prior to January 2006, APB agreed to supply the winglets to the Company at a discounted rate. Ryanair has completed the process of installing winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. The cost of retrofitting these winglets has been borne by the Company and has been carried out during routine maintenance at the Company's facility at Glasgow (Prestwick). The winglets supplied by APB are attached to the existing wing and improve the aerodynamics of the aircraft; as a result, the aircraft consumes less fuel per flight-hour. The winglet modification program has proved effective, with better aircraft performance and a reduction of approximately 4% in each aircraft's consumption of fuel per hour flown.

     In October 2005, the Company exercised nine purchase options, for aircraft to be delivered from September 2007 to November 2007. The Company also exercised 10 purchase options in June 2006, for aircraft scheduled to be delivered from March 2008 through June 2008, 32 purchase options in September 2006 for aircraft scheduled to be delivered from September 2008 through June 2009 and 27 purchase options in May 2007 for aircraft scheduled to be delivered from September 2009 through March 2010. Ryanair currently expects to take delivery of an additional 171 aircraft under its contracts with Boeing. These deliveries will increase the size of Ryanair's fleet to 262 by December 2012 (assuming that the planned disposal of 46 such aircraft is completed on schedule), or more should Ryanair choose to exercise any of the additional 110 options to purchase aircraft remaining under its existing purchase contracts with Boeing.

     In May 2007, Ryanair entered into an agreement to sell 5 Boeing 737-800s (acquired in 1999) in the period from September 2007 through November 2007. In July 2007, Ryanair entered into a subsequent agreement with another party to sell a further 15 Boeing 737-800 aircraft in the period from March 2008 through April 2010. These 20 aircraft were delivered to Ryanair in the period from December 1999 through March 2001. Depending on market conditions and various other considerations, Ryanair plan to dispose of 26 further aircraft during the period to March 2013.

     For  additional  details  on  the  Boeing  contracts,   scheduled  aircraft
deliveries and related expenditures and their financing, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

     Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next five years and that the significant size of its orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries and a standard configuration for all of the aircraft.

     The Boeing 737 is the world's most widely-used commercial aircraft and exists in a number of generations, of which the 737-800s represent the latest. Management believes that spare parts and cockpit crews qualified to fly these aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft, and that its strategy of generally reducing its fleet to one aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance and the purchase and storage of spare parts, as well as affording greater flexibility in the scheduling of crews and equipment. The Boeing 737-800s are fitted with CFM 56-7B26 and CFM 56-7B27 engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground proximity warning systems.

     At March 31, 2007, the average aircraft age of the Company's Boeing 737-800 fleet was 2.7 years, and no aircraft was more than 8 years old.

Training and Regulatory Compliance

     Ryanair currently owns and operates two 737-800 flight simulators for pilot training and contracted to purchase three additional 737-800 flight simulators from CAE Electronics Ltd. of Quebec, Canada (CAE) in 2002. The first of these simulators was delivered in January 2004 and the second and third simulators are expected to be delivered in fiscal 2009. In September 2006, Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first two of these simulators are expected to be delivered in fiscal year 2009. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately U.S. $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

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

     As part of its non-flight scheduled and internet-related services, Ryanair distributes accommodation services and travel insurance through both its website and its traditional telephone reservation offices. Ryanair sells bus and rail tickets on-board its aircraft and through its website. Ryanair incentivizes ground service providers at all of the airports it serves to collect established excess baggage charges on any baggage that exceeds Ryanair's published baggage allowances. The Company also charges customers a fixed fee to defray the administrative costs incurred in processing debit and credit card transactions. Excess baggage charges, these processing fees and Ryanair's new per-bag fee for checked baggage are recorded as components of non-flight scheduled revenue. The Company also announced that with affect from September 20, 2007 all passengers using desk check-in facilities will be required to pay a charge of EUR3/GBP2 per flight.

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

     For hotel services, Ryanair entered into a five-year contract in March 2007 with Expedia Private Label ("Expedia"), pursuant to which Expedia handles all aspects of such services and pays a commission fee to Ryanair.

     Management believes that providing these services through the internet allows Ryanair to increase sales, while at the same time reducing costs on a per-unit basis. Ryanair also acts as an agent for MBNA and Barclaycard, both issuers of Visa credit cards. As part of its agreements with MBNA and Barclaycard, Ryanair promotes a Ryanair-branded credit card supplied by MBNA and Barclaycard on board the aircraft, on Ryanair's internet site, and via direct marketing at the airports served by Ryanair in the U.K. and Ireland. Ryanair generates revenues from MBNA and Barclaycard on the basis of the number of cards issued and the revenues generated through use of the credit cards.

     In August 2006, Ryanair entered into a letter of intent with On Air, a provider of mobile voice and data solutions for aircraft, for the provision of an in-flight communications service that will allow Ryanair passengers to use mobile phone and electronic communication devices such as Blackberries whilst on board Ryanair aircraft. Ryanair will pay a fee for the equipment and bear the cost of its installation on Ryanair aircraft and will receive commissions on mobile calls (as well as on text and email messages) made using the service, which will be billed to customers based on international roaming rates. Subject to regulatory approval, Ryanair expects to launch a six-month trial of the system by March 31, 2008. If the trial is successful, Ryanair plans to install this equipment on all of its aircraft.

See  "Item  5.  Operating  and  Financial   Review  and   Prospects-Results   of
Operations-Fiscal Year 2007 Compared with Fiscal Year 2006-Ancillary Revenues" for additional information.

                               MAINTENANCE AND REPAIRS

General

     As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel and maintain its aircraft in accordance with European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the area of maintenance, training or quality control.

     Ryanair's quality assurance department deals with the overall oversight of all maintenance activities in accordance with Part 145, the European regulatory standard for aircraft maintenance and standards established by the European Aviation Safety Agency (EASA). EASA came into being on September 28, 2003, through the adoption of Regulation (EC) No. 1592/2002 of the European parliament, and its standards superseded the previous Joint Aviation Authority
(JAA) requirements (or "JARs," which were developed and adopted by the JAA, an associated body of the European Civil Aviation Conference, formed to enhance co-operation between the national civil aviation authorities of participating European countries, including Ireland). See "--Government Regulation--Regulatory Authorities."

     Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services on its aircraft other than scheduled heavy maintenance. Ryanair also performs certain checks on its aircraft, including pre-flight, daily and transit checks at some of its bases, as well as A-checks at its Dublin facility. Since December 2003, Ryanair has operated a new two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it carries out A-checks and C-checks on the fleet of Boeing 737-800 aircraft. The facility is capable of performing two C-checks per week, enabling Ryanair to perform the majority of the maintenance required on its Boeing 737-800 fleet in-house.

     Maintenance and repair services that may become necessary while an aircraft is located at one of the other airports served by Ryanair are provided by other
Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair's bases, where they are examined by Ryanair's approved engineers (or, in the case of Brussels (Charleroi), Stockholm (Skvasta), Rome (Ciampino), Frankfurt (Hahn), Milan (Bergamo), Marseille and Liverpool, by local Part 145-approved companies).

Heavy Maintenance

     As noted above, while Ryanair is now able to carry out the majority of the maintenance work required on its Boeing 737-800 fleet itself, Ryanair contracts with outside maintenance providers for some heavy maintenance services that it cannot accommodate in house. Ryanair currently has short-term, ad hoc contracts with reputable Part 145-approved suppliers of heavy maintenance in the U.K. and Europe, such as ATC Lasham, for the carrying-out of the heavy maintenance overhauls currently required on its relatively new fleet. Ryanair is now looking to replicate the maintenance facility at Glasgow Prestwick to provide additional heavy maintenance capacity and is looking at a number of potential sites in Eastern Europe.

Ryanair contracts out engine overhaul service for the Boeing 737-800 aircraft to GE Engine Services of Cardiff, Wales, a Part 145-approved contractor, pursuant to a 10-year agreement, with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7 series engines fitted to the first 155 of Ryanair's Boeing 737-800 aircraft, the provision of spare parts and general technical support for the fleet of engines. By the end of the third quarter of 2007, the Company expects to finalize a contract for a similar level of coverage and support for the engines on all of its aircraft that are scheduled to be delivered as well as any option aircraft delivered pursuant to the Company's current contracts with
Boeing  over  the  period  through  December  2011.  By  contracting  with  Part
145-approved maintenance providers, management believes it is better able to control the quality of its aircraft and engine maintenance. Ryanair assigns a
Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

     Ryanair expects to be dependent on third-party service contracts, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facility at Glasgow (Prestwick). See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on Third Party Service Providers."

                                 SAFETY RECORD

     During its 22-year operating history, Ryanair has not had a single incident involving major injury to passengers or flight crew. Ryanair's commitment to safe operations is manifested by its safety training procedures, its investment in safety-related equipment and the adoption of an internal confidential reporting system for safety issues. The Company's board of directors also has an air safety committee to review and discuss air safety and related issues.

     Ryanair's flight training is oriented towards accident prevention and covers all aspects of flight operations. Ryanair maintains full control of the content and delivery of all of its flight crew training, both initial and recurrent. All training programs are approved by the Irish Aviation Authority (the "IAA"), which regularly audits both operation control standards (JAR-OPS) and flight crew training standards (JAR-FCL).

     All of the Boeing 737-800s which Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and no vertical visibility).

     Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the SAIR (Safety Alert Initial Report) reporting program or to use the confidential reporting system (RCRS) which is available through Ryanair's Flight Safety Offices. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error or discrepancy in flight operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management's awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards.

Ryanair has installed an OFDM (Operational Flight Data Monitoring) system on each of its Boeing 737-800 aircraft, which automatically provides a confidential report on the procedures followed by pilots. The purpose of this program is to monitor operational trends and inform Ryanair of any instance of an operational limit being exceeded. Based on an analysis of these reports, Ryanair is able to identify potential areas of risk and take steps to rectify any deviations from normal operating procedures, thereby ensuring adherence to our flight safety standards.

                               AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at the other airports it serves. Servisair plc provides Ryanair's ticketing, passenger and aircraft handling and ground handling services at many of these airports in Ireland and the U.K., excluding London (Stansted) (where these services are provided primarily by Swissport Ltd.), while similar services in continental Europe are generally provided by the local airport authority, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices, although some may have periodic increases linked to inflation. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of them may be terminated by either party before their fixed term upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on Third Party Service Providers."

Airport Charges

     As with other airlines, Ryanair is assessed airport charges each time it lands and accesses facilities at the airports it serves. Depending on the policy of the individual airport, such charges can include landing fees, passenger loading fees, security fees and parking fees. Noise surcharges have also been imposed by a limited number of European airports in response to concerns expressed by local residents. Ryanair attempts to negotiate advantageous terms for such fees by delivering annual increases in passenger traffic, and opts, when practicable, for less expensive facilities, such as less convenient gates, as well as the use of outdoor boarding stairs rather than more expensive jetways. Nevertheless, there can be no assurance that the airports Ryanair uses will not impose higher airport charges in the future and that any such increases would not adversely affect the Company's operations.

     The Irish Commission for Aviation Regulation (the "CAR") is currently responsible for regulating charges at Dublin Airport. In August 2001, the CAR issued a determination in relation to charges which were to remain in effect for five years, beginning September 24, 2001. The base charges for 2002 were approximately 5% lower than the charges previously in effect, and an efficiency factor (RPI-X) provides that the charges will decrease by the efficiency factor minus the level of inflation in Ireland. The maximum charges permitted to be levied at Dublin Airport remained essentially unchanged from calendar 2003 to 2005. However, in late September 2005, the CAR approved an increase in airport charges of more than 22%, to take effect on January 1, 2006. On March 30, 2006, following an appeal by the DAA, charges at Dublin Airport were increased by an additional 3%. On September 5, 2006, the CAR announced the launch of a public consultation to review and obtain feedback on the levels of airport charges at Dublin Airport. Ryanair is vigorously opposed to these increases in charges; however, as a result of these increases, the Company increased the amount of airport charges added to its base fares and, accordingly, does not anticipate any material adverse impact on the Company's financial results. In July, 2007, the CAR made its decision on its review of airport charges and held that there would be no further increase until the next review in 2009. In March 2007 the discount arrangement formerly in place at London Stansted airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. Ryanair believes that the increase in these charges, which will be passed on in the form of a higher cost of travel, will have a negative impact on yields and passenger volumes. Ryanair has responded to the increases by complaining to the U.K. Office of Fair Trading and the U.K. Competition Commission, calling for the break-up of the British Airports Authority plc ("BAA") airports monopoly and the introduction of competition in the London airports market.

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

     On February 12, 2004, the European Commission ruled that certain concessions granted to Ryanair by the Walloon Government in connection with its operations in Brussels (Charleroi) constituted illegal state aid. Ryanair is still waiting for a hearing of its appeal of this decision to the European Court of First Instance. The Walloon Region also initiated proceedings in 2005 to recover start-up costs that had been reimbursed to Ryanair in connection with its establishment of the Charleroi base. This case is pending before the Irish High Court. Several competing airlines have challenged other agreements between Ryanair and publicly owned airports. Air France challenged Ryanair's agreement with Strasbourg Airport, leading to the cancellation of the London to Strasbourg route. In July 2006, Air France announced that it was challenging Ryanair's arrangement with Marseille Airport for the use of a low-cost facility. A competing airline in Germany has challenged Ryanair's agreement with Hamburg Lubeck Airport, even though this airport is now privately owned and offering the same arrangements to Ryanair and all other airlines. There have also been complaints by competitors regarding Ryanair's arrangements with Shannon Airport, Alghero Airport and Frankfurt (Hahn) Airport. In July 2007, the European Commission announced that it had started investigations of agreements at the Lubeck, Tampere, Berlin (Schonefeld) and Dortmund airports. Ryanair has relatively limited operations to and from the first three airports and does not operate flights to or from Dortmund. See "Item 3. Risk Factors--Risks Related to the Company--The Company Is Subject to Legal Proceedings Alleging Unlawful State Aid at Certain Airports" and "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     Following the December 2003 publication of the U.K. government's White Paper on Airport Capacity in the Southeast of England, BAA in 2004 announced plans to spend up to U.K. GBP4 billion on a multi-year project to construct a second runway and additional terminal facilities at London Stansted Airport, with a target opening date of 2013. The project is subject to regulatory approvals and pending legal challenges, and remains in the planning stage. Ryanair and other airlines using Stansted support the principle of a second runway at Stansted but are opposed to this profligate development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately tripling from the current level. Any such increase could mean that low-fares airlines will not be able to grow at Stansted and their existing operations could be at risk. BAA has failed to consult with users of Stansted on the project, and Ryanair intends to oppose these attempts by BAA to proceed with a U.K.GBP4 billion project when, in Ryanair's opinion, a second runway and a terminal extension should not cost more than U.K.GBP1 billion. The U.K. Office of Fair Trading announced in July 2006 that it would investigate BAA's dominant position in London and other markets in the U.K. The U.K. Office of Fair Trading has recognized flaws in relevant regulatory processes and has referred the matter to the U.K. Competition Commission. As part of its submissions to the U.K. Office of Fair Trading and the Competition Commission, Ryanair has called for the break-up of BAA.

     In September 2006, the DAA announced that it was planning to build a new terminal (Terminal 2) at Dublin airport at a cost of approximately EUR400 million and spend approximately another EUR400 million upgrading the existing Terminal 1. million. On August 29, 2007 the planning authority approved a planning application from the DAA for the building of Terminal 2 and other facilities subject to a capacity restriction of 32 million passengers and the building of a second runway subject to certain limits to its hours of operation. The approval will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level. Ryanair plans to seek a judicial review of the planning approval. However there can be no assurance that this appeal will be successful. The doubling of airport charges, in the event of the failure of a judicial review, could have an adverse impact on yields and passenger volumes at Dublin Airport. 35

                                      FUEL

     The cost of jet fuel accounted for 39.3% and 34.5% of Ryanair's total operating expenses in the fiscal years ended March 31, 2007 and 2006, respectively, in each case after giving effect to the Company's fuel hedging activities but excluding de-icing costs. Jet fuel costs increased substantially in the fiscal years ended March 31, 2007 and 2006 and are currently near historically high levels. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and because of Ryanair's low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise may be limited.

     Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements. In light of the recent significant and unpredictable increases in oil prices, the Company now enters into any such hedging arrangements on a more selective basis. See "Item 3. Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects-Fiscal Year 2007 Compared with Fiscal Year 2006-Fuel and Oil."

     The following table details Ryanair's fuel consumption and costs for scheduled operations (thus excluding fuel costs related to now-discontinued charter operations and de-icing costs), after giving effect to the Company's fuel hedging activities, for the fiscal years ended March 31, 2007, 2006 and 2005. The excluded de-icing costs amounted to EUR4,667,362, EUR6,090,400 and EUR4,726,830, respectively, for the fiscal years ended March 31, 2007, 2006 and 2005. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company's route network, types of aircraft operated and number of sectors flown have increased; the Company therefore believes including these costs would distort the year-to-year cost comparison.

                                                                                    Fiscal Year ended March 31,
                                                              ---------------------------------------------------------------------
                                                                       2007                         2006                      2005
Scheduled fuel consumption                                    ---------------------------------------------------------------------
(U.S. gallons).....................................             377,185,934                    308,742,674              245,817,605
Available seat miles (ASM).........................          32,043,022,051                 24,282,100,345           17,812,432,791
Scheduled fuel consumption (U.S. gallons)
    per ASM........................................                   0.012                          0.013                    0.014
Total scheduled fuel costs.........................          EUR688,663,715                 EUR456,375,897           EUR260,549,213
Cost per gallon....................................                EUR1.826                       EUR1.478                 EUR1.060
Total scheduled fuel costs as a percentage
    of total operating costs.......................                   39.3%                          34.5%                    26.3%

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

     The cost of insurance coverage for certain third party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks. In the immediate aftermath, aircraft hull war-liability indemnities for amounts above $50 million were, in the absence of any alternative coverage, provided by the Irish Government at pre-September 11, 2001 levels of coverage on the basis of a per-passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged coverage to replace that provided by the Government indemnity on the basis of a per-passenger surcharge and an additional surcharge based on hull values. Ryanair's insurers have indicated that the scope of the Company's current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage. Ryanair to date has passed increased insurance costs on to passengers by means of a special "insurance levy" on each ticket.

     During fiscal year 2006, Ryanair established Aviation Insurance (IOM), Ltd ("AIL"), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL's activities are currently limited to underwriting a portion of the Company's aviation insurance program, which covers not only the Company's aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL's maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately U.S.$9.5 million.

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

                                   FACILITIES

   The following are the principal properties owned or leased by the Company:

                                         Site Area           Floor Space
       Location                        (Sq. Meters)         (Sq. Meters)            Tenure             Activity
-----------------------------------------------------------------------------------------------------------------------------------
Dublin Airport                               1,116                 1,395         Leasehold      Corporate Headquarters
Phoenix House,
Conyngham Road,
Dublin                                       2,566                 3,899          Freehold      Reservations Center
Satellite 3,                                   605                   605         Leasehold      Sales Office and Operations Center
Stansted Airport
Dublin Airport (Hangar)                      2,993                 2,175         Leasehold      Aircraft Maintenance
East Midlands Airport                        3,647                 3,647          Freehold      Simulator and training center
Skvasta Airport (Hangar)                     1,936                 1,936         Leasehold      Aircraft Maintenance
Prestwick Airport (Hangar)                   4,052                 4,052         Leasehold      Aircraft Maintenance
Stansted Storage Facilities                    378                   531         Leasehold      Aircraft Maintenance


     Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin airport, to lease ticket counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London Stansted are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Servisair plc or other service providers.

                                   TRADEMARKS

     Ryanair's logo and the slogans "Ryanair.com The Low Fares Website" and "Ryanair The Low Fares Airline" have been registered as Community Trade Marks ("CTM"). A CTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should a third party use an identical or confusingly similar trade mark in relation to identical, or similar services.

     Ryanair has also registered the CTM for the word "Ryanair", "Ryanairexpress.com", "Ryanairinns.com" and for "Ryanairhotels.com." Ryanair has not registered either its name or its logo as a trademark in Ireland, as CTM registration provides all of the protection available from an Irish registration, and management believes there are therefore no advantages in making a separate Irish application.

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

     The European Court of Justice in November 2002 ruled that bilateral agreements between certain member states and the United States fell within the exclusive competence of the EU and should not therefore have been entered into by the member states individually. As a result of these rulings, the European Commission was granted a mandate to negotiate with the United States to replace the existing bilateral agreements between individual member states and the United States with a single comprehensive EU-U.S. agreement establishing an open aviation area between the two territories. In April 2007, the United State and the EU concluded the Open Skies Agreement between them. This Agreement allows any US airline and any EU airline to operate between any city in the US and any city in the EU. This Agreement also allows these airlines to operate without restriction in terms of the number of flights, aircraft, etc., and to set their fares based on market demand.

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

     Ryanair's current operating license was awarded effective December 1, 1993, was reviewed on November 30, 1999, and is subject to review and renewal each year.

     The CAR is also responsible for deciding whether a regulated airport should be coordinated or fully coordinated under Council Regulation No. 95/93 on slots, and authorizing ground handling operations under Council Directive 96/67/EC and its implementing legislation. In April 2005, the CAR announced that Dublin Airport would be fully slot-coordinated beginning in March 2006. Ryanair successfully challenged this decision in the Irish High Court and the decision was overturned in July 2006. In February 2007, the CAR re-imposed full coordination at Dublin Airport and Ryanair has again challenged this decision in the Irish High Court. See "-Slots" below for additional information.

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

     The European Aviation Safety Agency. EASA is an agency of the EU which has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No. 1592/2002 of the European Parliament and the Council of July 15, 2002, on common rules in the field of civil aviation and establishing a European Aviation Safety Agency. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level. EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness and maintenance issues within the EU Member States.

     In order to achieve continuity in the mutual acceptance and recognition of certificates and approvals between EASA and non-EASA states, a framework has been developed under which the JAA retains its functions and responsibilities in operations and licensing, while acting as a service provider to EASA in certification and maintenance.

     Eurocontrol. The European Organization for the Safety of Air Navigation ("Eurocontrol") is an autonomous European organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe. Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented in Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services provided for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided, upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft.

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

     On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by certain regional airports, based on the European Commission's finding in the Charleroi case, which Ryanair has appealed (and which appeal is currently pending in the European Court of First Instance). The guidelines apply only to publicly owned regional airports and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines, however, apply only in cases where the terms offered by a public airport are in excess of what a private airport would have offered in a similar situation. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost deals from both. Ryanair therefore considers that the guidelines will have no impact on its business. In January 2007, the Commission announced a draft Airports Charging Directive which seeks to regulate airport charges at all European airports with over 1 million passengers. Ryanair and other airlines are opposed to this legislation, which they believe should focus on monopoly airports where strong regulations are needed.

     The European Commission has proposed legislation calling for the transparency of airline fares, which would require the inclusion of all taxes, fees and charges in the advertised price. Ryanair currently includes this information in its advertised fares in all markets where it operates.

Registration of Aircraft

     Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the "Order"), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another Member State of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another Member State of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another Member State of the EU. As of the date of this report, eight of the nine directors of Ryanair Holdings are citizens of Ireland or of another Member State of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizen or company in combination.

     Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular, (i) if the ownership requirements are not met, (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type or (iii) if the IAA decides in any case that it is satisfied that it is inexpedient in the public interest for the aircraft to remain registered in Ireland.

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

     Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local
Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning, and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU Directives and Regulations, which Ryanair adheres to. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair's engineering facilities at Dublin Airport and Glasgow (Prestwick). However, at all times Ryanair's storage and handling of these substances complies with the relevant regulatory requirements. In our Glasgow (Prestwick) maintenance facility, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998 (contaminated waste). At all other facilities Ryanair adheres to all local and EU regulations.

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

     In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair's older Boeing 737-200A aircraft have been replaced with Boeing 737-800 "next generation" aircraft and as of August 31, 2007, Ryanair operates a single aircraft type fleet of Boeing 737-800 "next generation" aircraft with an average age of only 2.7 years. The design of the new aircraft is aimed at minimizing drag, thereby further reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Ryanair has a further 171 aircraft of this type on order from Boeing and options on another 110. See "-Aircraft" above for details on Ryanair's fleet plan.

     Ryanair has completed the process of installing winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4% and also reduce noise emissions.

     Furthermore, by moving to an all Boeing 737-800 "next generation" fleet, Ryanair has reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 "next generation" aircraft have a significantly superior fuel burn to passenger-kilometer ratio than Ryanair's former fleet of 737-200A aircraft.

     In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment; it:

  o operates with a high-seat density of 189 seats and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown;

  o  has reduced per-passenger emissions through higher load factors;

  o better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;

  o provides direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduce the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and

  o has no late night departures of aircraft, reducing the impact of noise emissions.

     Emissions Trading. The European Commission has forwarded proposals to include air transportation in the European Emissions Trading Scheme ("ETS") to the European Parliament and the Council of Ministers. The ETS is likely to result in the imposition of an "emission levy" on airlines, particularly on those that have already heavily invested in cleaner aircraft technology and more efficient operations, as they will have much less ability to further reduce emissions in a cost effective manner. Ryanair believes that this additional cost imposed on airlines will increase fares and damage the competitiveness of the industry.

     Ryanair and the European Low Fares Airline Association (ELFAA) have called on the European Commission to conduct a proper cost/benefit analysis before proceeding with any legislative proposals that could impose significant costs on the airline industry.

     Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Ryanair believes that the application of the ETS will only increase airline costs without having any material benefit to the environment.

     Fuel Taxes/Emissions Levies. Ryanair is fundamentally opposed to the introduction of any fuel tax or emissions levy. Ryanair has and continues to offer the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair believes that the imposition on airlines of a tax on fuel or emissions will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general. The UK government's doubling of the Air Passenger Duty (APD) in February 2007, which purports to be an environmental tax, further demonstrates that these taxes have no environmental benefits and only increase costs to passengers.

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

Slots

     Currently, 33 of the airports served by Ryanair, including its bases at Dublin, London (Stansted), Milan (Bergamo), Rome (Ciampino), Barcelona (Girona) and Madrid, are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, the airports in Bristol, Alicante and Valencia that Ryanair plans to use as new bases of operations beginning in the Fall of 2007 are regulated through slot allocations. In April 2005, the CAR announced that Dublin Airport would be fully slot coordinated, beginning in March 2006. Ryanair challenged this decision in the Irish High Court on grounds that the CAR failed to apply the criteria in Regulation 95/93, which require a thorough capacity analysis at the airport and consultation with the airlines and airport on ways to avoid the need for full coordination, prior to taking its decision. The Irish High Court overturned the decision of the CAR and Dublin Airport reverted to a "schedules facilitated" scheme. In February 2007, the CAR re-imposed full coordination at Dublin Airport and Ryanair has again challenged this decision in the Irish High Court. EU law currently regulates the acquisition, transfer and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system. It allows for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers.

     The European Commission is now conducting a consultation that will allow it to propose further measures to introduce a market mechanism for the allocation of slots which will allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair's current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair's ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the "grandfather rights" of existing operators that are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Other

     Health and occupational safety issues relating to the Company are largely controlled in Ireland by compliance with the Safety, Health and Welfare at Work Act, 1989, the Safety, Health and Welfare at Work (General Application) Regulations, 1993, and other regulations under that act. Although licenses or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the "Authority"), which is the regulating body in this area. The Authority periodically reviews Ryanair's health and safety record and where appropriate, issues improvement notices or prohibition notices. Ryanair has responded to all such notices to the satisfaction of the Authority. Other safety issues are covered by the Irish Aviation Orders, which may vary from time to time.

     The Company's operations are subject to the general laws of Ireland and, insofar as they are applicable in Ireland, the laws of the EU. The Company may also become subject to additional regulatory requirements in the future. The Company is also subject to local laws and regulations at locations where it operates and the regulations of various local authorities that operate the airports it serves.

                             DESCRIPTION OF PROPERTY

     For certain information about each of the Company's key facilities, see "-Facilities" above. Management believes that the Company's facilities are suitable for its needs and are well maintained.

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with the audited Consolidated Financial Statements of the Company and the notes thereto included in Item 18. Those financial statements have been prepared in accordance with IFRS. For a detailed discussion of differences between IFRS and U.S. GAAP, see
Note 28 to the Consolidated Financial Statements included in Item 18.

                                     HISTORY

     Ryanair's current business strategy dates to the early 1990s, when a new management team, including the current chief executive, commenced the restructuring of Ryanair's operations to become a low-fares airline based on the low-cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger service between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August 1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

     From 1997 through September 2007, Ryanair launched service on approximately 550 routes throughout Europe, and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen, Dusseldorf (Weeze) , Bristol, Alicante, Valencia and Belfast airports as bases of operations. Ryanair has increased the number of passengers flown from 4.9 million in 1999 to approximately 39.3 million in fiscal 2007, has taken delivery of 137 Boeing 737-800 aircraft as of August 31, 2007, and now serves 125 airports while employing over 4,900 people.

     Ryanair expects to have 163 aircraft in its operating fleet by March 31, 2008 (assuming that the planned disposal of six older aircraft is completed on schedule). During the period through December 2012, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company's fleet to 262 aircraft by that date (assuming that the planned disposal of 46 such aircraft is completed on schedule), with that number increasing should Ryanair choose to exercise any of the 110 options remaining under its current contracts with Boeing. See "--Liquidity and Capital Resources" and "Item
4. Information on the Company--Aircraft" for additional details.

                                BUSINESS OVERVIEW

     Since Ryanair pioneered its low fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly as Ryanair has substantially increased capacity. Ryanair's annual scheduled flown passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to 39.3 million passengers in fiscal year 2007.

     Ryanair's revenue passenger miles (RPMs) increased 32.4% from 18,832.5 million in fiscal year 2006 to 24,927.9 million in fiscal year 2007, due primarily to a 32.0% increase in scheduled available seat miles (ASMs) from 24,282.1 million in fiscal year 2006 to 32,043.0 million in fiscal year 2007. Scheduled passenger revenues increased 30.8% from EUR1,433.3 million in fiscal year 2006 to EUR1,874.8 million in fiscal year 2007. During this period, flown passenger load factors were 77% in fiscal year 2006 and 76% in fiscal year 2007. Average yield per RPM was EUR0.076 in fiscal year 2006 and EUR0.075 in fiscal year 2007. The decrease in average yield per RPM in fiscal years 2006 and 2007 was principally attributable to an increase in seat capacity, increased competition in the market and an increase in average sector length without a corresponding increase in average yield per passenger, or the amount of scheduled revenues per passenger flown. The Company expects average yields to be soft during fiscal year 2008 (with declines of up to 5% being possible), largely as a result of a general softening of market conditions that has been reflected in lower load factors and yields for April, May and June 2007.

     The combination of expanding passenger volumes and capacity, high load factors and aggressive cost containment has enabled Ryanair to continue to generate operating profits and profits after taxation despite increasing price competition and increases in certain costs, particularly fuel costs. Ryanair's break-even load factor was 68% in fiscal year 2006 and 72% in fiscal year 2007. Cost per ASM was EUR0.052 in fiscal year 2006 and EUR0.054 in fiscal year 2007, reflecting increased costs, particularly fuel costs and an increase in the number of pilot crews per aircraft from four to five. Ryanair recorded an operating profit of EUR375.0 million in fiscal year 2006 and EUR471.7 million in fiscal year 2007, and profit after taxation of EUR306.7 million in fiscal year 2006 and EUR435.6 million in fiscal year 2007. Ryanair recorded seat capacity growth of approximately 23% in fiscal 2007, compared to approximately 27% in fiscal 2006, and expects capacity to increase by approximately 21% in fiscal 2008, reflecting the current aircraft delivery timetable under the Company's contracts with Boeing.

     At September 20, 2007 Ryanair had acquired 29.4% of Aer Lingus at a cost of EUR396.5 million. Following the approval of Ryanair's shareholders, the Company proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. Ryanair views the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe (the combined European market share of Ryanair/Aer Lingus would be less than 5%) and believes that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa/Swiss and Air France/KLM. During the EU competition review of the proposed acquisition, Ryanair made a commitment to eliminate Aer Lingus' fuel surcharges and reduce its fares, thus saving Aer Lingus passengers approximately EUR100 million per annum. This decision was the first adverse decision taken in respect of any EU airline merger, and the first ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. On September 10, 2007 Ryanair filed an appeal of this decision with the European Court of First Instance.

     At March 31, 2007, the Company had acquired a 25.2% stake in Aer Lingus at a cost of EUR344.9 million. In accordance with the Company's accounting policy, this asset is held at fair value with a corresponding adjustment to equity following initial acquisition. The balance sheet amount of EUR406.1 million reflects the market value of the Company's stake in Aer Lingus as at March 31, 2007. This investment is classified as available-for-sale because the Group does not have the power to exercise a significant influence over Aer Lingus.

     The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, overall passenger traffic volume, the availability of new airports for expansion, fuel prices, the airline pricing environment in a period of increased competition, the ability to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations, economic and political conditions in Ireland, the U.K. and the EU, terrorist threats or attacks within the EU, seasonal variations in travel, developments in government regulations, litigation and labor relations, foreign currency fluctuations, competition and the public's perception regarding the safety of low-fares airlines and changes in aircraft acquisition, leasing, and other operating costs, as well as the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to continue to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the current shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers, as well as the Company's decision to enter into fuel hedging arrangements on a more selective basis. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. In addition, the financing of new and existing Boeing 737-800 aircraft will significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. See "Item 3. Key Information-Risk Factors-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry."

                            RECENT OPERATING RESULTS

     As of April 1, 2005, the Company prepared its consolidated financial statements, in accordance with IFRS as adopted by the European Union instead of Irish GAAP, which the Company previously used for the presentation of its financial information. The Company has restated its fiscal year 2005 financial statements in IFRS.

     For the quarter ended June 30, 2007 (the first quarter of the Company's fiscal year 2008), Ryanair recorded an increase in operating profit of 15.2%, from EUR136.7 million in the first quarter of fiscal 2007 to EUR157.4 million in the first quarter of fiscal 2008. Total operating revenues increased 22.3%, from EUR566.6 million in the first quarter of fiscal year 2007 to EUR693.0 million in the first quarter of fiscal 2008, primarily as a result of an increase of 17.5% in scheduled passenger revenues, which totaled EUR575.9 million for the quarter, as well as a 52.8% increase in ancillary revenues to EUR117.1 million. Operating expenses increased at a higher rate, rising by 24.6%, from EUR429.9 million in the three months ended June 30, 2006 to EUR535.6 million in the three months ended June 30, 2007, as fuel costs increased by 13.7%, totaling EUR190.4 million, and other costs related to the growth of Ryanair's fleet and route network and the general level of activity (particularly staff costs and airport and handling costs) also increased. The Company's cash and cash equivalents, restricted cash and financial assets with terms of less than three month summed to EUR2,289.3 million at June 30, 2007, as compared with EUR2,198.0 million at March 31, 2007. The Company had cash and cash equivalents of EUR1,345.1 million at June 30, 2007, as compared with EUR1,346.4 million at March 31, 2007. Capital expenditures for the quarter, primarily relating to deposit payments for future aircraft deliveries, totaled EUR96.6 million, as compared with EUR21.3 million in the first quarter of fiscal year 2007.

                          CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of Ryanair's financial condition and results of operations is based on its Consolidated Financial Statements, which are included in Item 18 and prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. For additional information regarding differences between IFRS and U.S. GAAP, please refer to Note 28 to the Consolidated Financial Statements included in Item 18.

     The preparation of the Company's financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates under different conditions or assumptions.

     The Company believes that its critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the Consolidated Financial Statements included in Item 18 and the discussion and analysis below. For additional detail on these policies, see Note 1, "Basis of preparation and significant accounting policies," to the Consolidated Financial Statements included in Item 18.

Long-lived assets

     As of March 31, 2007, Ryanair had EUR2.9 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

     In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company's owned aircraft, and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair's maintenance program, changes in utilization of the aircraft, governmental regulations on aging of aircraft and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

     Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of aircraft, a significant change in an aircraft's physical condition, and operating or cash-flow losses associated with the use of the aircraft. While the airline industry as a whole has experienced many of these factors from time to time, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

Heavy maintenance

     An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe. Additionally, when Ryanair has a lease commitment to perform aircraft maintenance, a provision is made during the lease term for this obligation. Both of these accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provision to be set aside and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilization of the aircraft, changes to government regulations and increases and decreases in the estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts these assumptions, which generally impact on maintenance and depreciation expense in the income statement, on a prospective basis.

                              RESULTS OF OPERATIONS

     The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:

                                                                                 Fiscal Year ended March 31,
                                                                   -----------------------------------------------------------
                                                                     2007                      2006                      2005
                                                                   -----------------------------------------------------------
Total Revenues........................................               100%                      100%                      100%
  Scheduled Revenues..................................               83.8                      84.7                      85.5
  Ancillary Revenues..................................               16.2                      15.3                      14.5
Total Operating Expenses..............................               78.9                      77.8                      74.2
  Staff Costs.........................................               10.1                      10.1                      10.7
  Depreciation and Amortization.......................                6.4                       7.4                       8.4
  Fuel and Oil........................................               31.0                      27.3                      20.1
  Maintenance, Materials and Repairs..................                1.9                       2.2                       2.0
  Marketing and Distribution Costs....................                1.1                       0.8                       1.5
  Aircraft Rentals....................................                2.6                       2.8                       2.5
  Route Charges.......................................                8.9                       9.7                      10.3
  Airport and Handling Charges........................               12.2                      12.8                      13.6
  Other...............................................                4.7                       5.1                       6.0
  Purchase Accounting Adjustment(a)...................                  -                         -                     (0.9)
  Aircraft Insurance Claim(b).........................                  -                     (0.4)                         -
                                                                   -----------------------------------------------------------
Operating Profit......................................               21.1                      22.2                      25.8
Net interest (expense) income.........................               (0.9)                     (2.1)                    (2.2)
Other Income (Expenses)...............................               (0.0)                     (0.1)                    (0.2)
                                                                   -----------------------------------------------------------
Profit before Taxation................................               20.2                      20.0                      23.4
Taxation (c)..........................................                0.7                       1.9                       2.2
                                                                  -----------------------------------------------------------
Profit after Taxation ................................               19.5                      18.1                      21.2
                                                                   -----------------------------------------------------------


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

(b) Operating expenses in fiscal 2006 included a credit of EUR5.2 million (net of tax) arising from the settlement of an insurance claim for the scratches on six Boeing 737-200 aircraft.

(c) Taxation in fiscal 2007 included the release of a tax contingency reserve of EUR34.2 million, principally from deferred tax. This relates to the recognition of certain previously unrecognized tax benefits. The resulting benefit to the Company's effective tax rate, is not reasonably expected to recur.

                 FISCAL YEAR 2007 COMPARED WITH FISCAL YEAR 2006

     Profit after Taxation. Ryanair's profit on ordinary activities after taxation increased by 42.0%, from EUR306.7 million in the fiscal year ended March 31, 2006, to EUR435.6 million in the fiscal year ended March 31, 2007, primarily reflecting a 32.2% increase in total operating revenues from
EUR1,692.5 million to EUR2,236.9 million, together with the EUR34.2 million benefit to the effective tax rate discussed at note (c) in the above table. The increase in revenues reflected an increase of 30.8% in scheduled revenues and of 39.7% in ancillary revenues, each as described in more detail below. Total revenue per passenger increased by 8.1%, primarily due to a 7.0% increase in average fares and the growth in ancillary revenues. Ryanair's profit on ordinary activities before taxation increased 33.1%, from EUR338.9 million in the fiscal year ended March 31, 2006 to EUR451.0 million in the fiscal year ended March 31, 2007.

     Scheduled Revenues. Ryanair's scheduled passenger revenues increased 30.8%, from EUR1,433.4 million in the fiscal year ended March 31, 2006, to EUR1,874.8 million in the fiscal year ended March 31, 2007, as overall passengers booked increased 22.2%, from 34.8 million to 42.5 million, reflecting increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at Marseille, Madrid, Bremen and Dusseldorf (Weeze) in fiscal 2007. The higher scheduled revenues also reflected an increase of 7.0% in average fares. Booked passenger load factors decreased from 83% to 82%.

     Passenger capacity (as measured in ASMs) during fiscal 2007 increased by 32.0% due to the addition of 30 Boeing 737-800 aircraft, as well as an 6.1% increase in the average length of passenger haul and a 20.1% increase in sectors flown. Scheduled passenger revenues accounted for 83.8% of Ryanair's total revenues for the fiscal year ended March 31, 2007, compared with 84.7% of total revenues in fiscal year ended March 31, 2006.

     The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:


                                                                      Fiscal Year ended March 31,
                                         ---------------------------------------------------------------------------------------
                                                      2007                                                2006
                                         ---------------------------------------------------------------------------------------
                                                           (in thousands of euro, except percentage data)
Non-flight Scheduled..............       EUR241,990                  66.8%                  EUR166,796                     64.4%
Car Rental........................        EUR22,972                   6.4%                   EUR19,752                      7.6%
In-flight Sales...................        EUR60,079                  16.6%                   EUR45,306                     17.5%
Internet-Related..................        EUR37,063                  10.2%                   EUR27,299                     10.5%
Total.............................       EUR362,104                 100.0%                  EUR259,153                    100.0%


     Ancillary Revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and internet-related services, increased 39.8%, from EUR259.2 million in the fiscal year ended March 31, 2006 to EUR362.1 million in the fiscal year ended March 31, 2007, while ancillary revenue per booked passenger increased to EUR8.52 from EUR7.45. The overall increase reflected higher revenues in each of the components. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, hotel accommodation and travel insurance, increased 45.1% to EUR242.0 million from EUR166.8 million in fiscal 2006, while car rental revenues increased by 16.3%, to EUR23.0 million from EUR19.8 million. Growth in the number of car hire bookings was ahead of that in passenger numbers, however the average amount of revenue generated by each booking was down, reflecting increased competition in the market. Revenues from in-flight sales increased 32.6%, to EUR60.1 million from EUR45.3 million in fiscal year 2006 Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, increased 35.8%, from EUR27.3 million in fiscal year 2006 to EUR37.1 million in fiscal year 2007.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses increased from 77.8% in the fiscal year ended March 31, 2006 to 78.9% in the fiscal year ended March 31, 2007, reflecting the fact that operating expenses grew at a faster rate than revenues. In absolute terms, total operating expenses increased 34.0%, from EUR1,317.5 million in the fiscal year ended March 31, 2006, to EUR1,765.2 million in the fiscal year ended March 31, 2007, principally as a result of the increase in scheduled passenger volume and the 20.0% increase in number of sectors flown, which were reflected in increases in fuel expenses, route charges, staff costs and airport and handling charges. The increase in operating expenses also reflected the adverse impact of an increase of 6.1% in average sector length and higher jet fuel prices in U.S. dollars that were only partially offset by the strength of the euro against the U.S currency. Total operating expenses per ASM increased by 1.5%, reflecting higher fuel costs and higher marketing and distribution costs.

     The following table sets forth the amounts in euro cents and percentage changes of Ryanair's operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2007 and March 31, 2006 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the Consolidated Financial Statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

                                                             Fiscal Year             Fiscal Year
                                                                   Ended                   Ended
                                                          March 31, 2007          March 31, 2006            % Change
                                                           -----------------------------------------------------------
Staff Costs.................................................        0.71                    0.71                  0.2%
Depreciation and Amortization...............................        0.45                    0.51                -12.6%
Fuel and Oil................................................        2.16                    1.90                 13.6%
Maintenance, Materials and Repairs..........................        0.13                    0.15                -14.8%
Marketing and Distribution..................................        0.07                    0.06                 29.6%
Aircraft Rentals............................................        0.18                    0.20                 -6.9%
Route Charges...............................................        0.62                    0.68                 -8.3%
Airport and Handling Charges................................        0.85                    0.89                 -4.1%
Other Operating Expenses....................................        0.33                    0.35                 -7.1%
Aircraft Insurance Claim (a)................................           -                   -0.02                     -
Total Operating Expenses....................................        5.51                    5.43                  1.5%



(a) Operating expenses in fiscal 2006 included a credit of EUR5.9 million arising from the settlement of an insurance claim for the scribing of six Boeing 737-200 aircraft.

     Staff Costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased 0.2% on a per-ASM basis, while in absolute terms, these costs increased 32.2%, from EUR171.4 million in the fiscal year ended March 31, 2006, to EUR226.6 million in the fiscal year ended March 31, 2007, primarily reflecting an increase in pilot crewing ratios, primarily as a result of continued increases in sector length, a 30.2% increase in average employee numbers to 3,991 (reflecting an increase in the number of pilot crews per aircraft from four to five) and the impact of pay increases granted during the year

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 12.6%, while in absolute terms these costs increased 15.4% from EUR124.4 million in the fiscal year ended March 31, 2006, to EUR143.5 million in the fiscal year ended March 31, 2007, primarily reflecting higher depreciation as a result of the net increase in the size of Ryanair's "owned" fleet from 86 to 101 aircraft due to the retirement of nine Boeing 737-200A aircraft. in fiscal 2006 and a decline in the cost of amortization of capitalized maintenance of Boeing 737-800 aircraft as a result of more favorable terms in Ryanair's new engine maintenance agreement with GE; charges for fiscal year 2006 had been reduced due to the retirement of nine Boeing 737-200A aircraft. The increase was also offset in part by the effect of the strength of the euro against the U.S. dollar on the depreciation and amortization charges relating to new aircraft deliveries when expressed in euro.

     Fuel and Oil. Ryanair's fuel and oil costs increased by 13.6% per ASM, and by 50.0% in absolute terms to EUR693.3 million from EUR462.5 million in the fiscal year ended March 31, 2006, in each case after giving effect to the Company's fuel hedging activities. The increase reflected a 20.0% increase in the number of sectors flown, an increase of 6.1% in the average sector length and the significant increase in the average dollar-denominated fuel price discussed below, offset in part by the positive impact of the strengthening of the euro against the U.S. dollar during the period. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) increased 23.6% from EUR1.48 per U.S. gallon in the fiscal year ended March 31, 2006 to EUR1.83 per U.S. gallon in the fiscal year ended March 31, 2007, in each case after giving effect to the Company's fuel hedging activities.

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 14.8% on a per-ASM basis, while in absolute terms these expenses increased by 12.4%, from EUR37.4 million in the fiscal year ended March 31, 2006, to EUR42.0 million in the fiscal year ended March 31, 2007. The absolute increase during the year reflected the higher number of leased Boeing 737-800 aircraft, which grew to 32 from 17 during the year, offset in part by a lower level of maintenance costs incurred due to the improved reliability of the Boeing 737-800s operated and the positive impact of the strengthening of the euro against the U.S. dollar during the period.

     Marketing and Distribution Costs. Ryanair's marketing and distribution costs (including baggage commissions) per ASM increased 29.6%, while in absolute terms these costs increased by 71.0%, from EUR13.9 million in the fiscal year ended March 31, 2006 to EUR23.8 million fiscal year ended March 31, 2007. The increase in absolute terms was primarily the result of an increase in the level of marketing activity related to an increase of approximately 67% in the number of routes in operation (to 428 at year end) , the addition of three more bases (bringing the total to 18) and increases in baggage commissions paid to airports arising from the growth in ancillary revenues.

     Aircraft Rentals. Ryanair recorded EUR58.2 million in aircraft rental expense during the fiscal year ended March 31, 2007, a 22.8% increase from the EUR47.4 million reported in fiscal year 2006, reflecting the additional 15 Boeing 737-800 aircraft on lease during the year. An additional expenditure of US$5.5 million was incurred on short-term leases during the fourth quarter of fiscal 2006, due to a combination of a delay in aircraft deliveries due to a strike of Boeing machinists in September 2005 and the impact of the delayed conversion training of some Dublin pilots to enable them to fly the new Boeing 737-800 aircraft.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM decreased 8.3% in the fiscal year ended March 31, 2007, while airport and handling charges per ASM decreased 4.1%. In absolute terms, route charges increased 21.1%, from EUR164.6 million in the fiscal year ended March 31, 2006, to EUR199.2 million in the fiscal year ended March 31, 2007, primarily as a result of the 20.0% increase in sectors flown and the increase of 6.1% in average sector length, as well as an increase in route charges based on aircraft weight, as the average weight of the fleet increased due to the higher proportion of Boeing 737-800s in the fleet (as Ryanair still operated some Boeing 737-200A aircraft in fiscal year 2006), offset in part by a reduction in en route charges in certain EU countries. In absolute terms, airport and handling charges increased 26.5%, from EUR216.3 million in the fiscal year ended March 31, 2006, to EUR273.6 million in the fiscal year ended March 31, 2007, reflecting the overall growth in passenger volumes as well as increased costs at certain airports already served by Ryanair, particularly our Dublin base, which grew significantly in fiscal year 2007 and has much higher average costs per passenger than our other airports, the effects of which were offset in part by lower average costs at new airports and bases.

     Other Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 7.1% on a per-ASM basis in the fiscal year ended March 31, 2007, although in absolute terms these costs increased 22.6%, from EUR79.6 million in the fiscal year ended March 31, 2006 to EUR104.9 million in the fiscal year ended March 31, 2007 due to increased passenger numbers. This increase in passenger numbers was offset by improved margins on some existing ancillary products and a reduction is some indirect costs. Other expenses recorded in fiscal year 2006 reflected an exceptional credit of EUR5.9 million, arising from the settlement of an insurance claim relating to scratches on six Boeing 737-200A aircraft that were retired early during 2003. The decline on a per-ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect overhead costs, while the increase in absolute terms was primarily attributable to the increased passenger volumes.

     Operating Profit. As a result of the factors outlined above, operating profit decreased 4.7% on a per-ASM basis in the fiscal year ended March 31, 2007, but increased 25.8% in absolute terms, from EUR375.0 million in the fiscal year ended March 31, 2006, to EUR471.7 million in the fiscal year ended March 31, 2007.

     Finance Income. Ryanair's interest receivable and similar income increased 64.8%, from EUR38.2 million in the fiscal year ended March 31, 2006 to EUR63.0 million in the fiscal year ended March 31, 2007, primarily reflecting higher average cash balances on hand due to Ryanair's continuing profitability, as well as higher average interest rates received on our deposits during the year.

     Finance Expense. Ryanair's interest payable and similar charges increased 12.1%, from EUR74.0 million in the fiscal year ended March 31, 2006, to EUR82.9 million in the fiscal year ended March 31, 2007, reflecting the increase in debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

     Foreign Exchange Gains (Losses). Ryanair's foreign exchange losses decreased to EUR0.9 million in the fiscal year ended March 31, 2007, from EUR1.2 million in the fiscal year ended March 31, 2006, primarily due to the positive impact of changes in the sterling and U.S. dollar exchange rates against the euro.

     Taxation. The effective tax rate for the fiscal year ended March 31, 2007 was 3.4%, compared to 9.5% in the fiscal year ended March 31, 2006. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%; a release of a tax contingency reserve, principally from deferred tax, of EUR34.2 million (which relates to the recognition of certain previously unrecognized tax benefits, and which resulted in a benefit to the Company's effective tax rate that is not reasonably expected to recur); the positive impact of Ryanair.com (which benefits from a reduced corporation tax rate); and the continued benefit of Ryanair's international leasing and internet-related businesses. Profits from qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010.

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

     The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

                                                                     Fiscal Year ended March 31,
                                                  2006                                                2005
                                        ------------------------------------------------------------------------------------------
                                                              (in thousands of euro, except percentage data)
Non-flight Scheduled..............      EUR166,796                     64.4%                  EUR115,916                     60.7%
Car Rental........................       EUR19,752                      7.6%                   EUR15,706                      8.2%
In-flight Sales...................       EUR45,306                     17.5%                   EUR34,939                     18.3%
Internet-Related..................       EUR27,299                     10.5%                   EUR24,360                     12.8%
                                        ------------------------------------------------------------------------------------------
Total.............................      EUR259,153                    100.0%                  EUR190,921                    100.0%
                                        ==========================================================================================

     Ancillary Revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and internet-related services, increased 35.7%, from EUR190.9 million in the fiscal year ended March 31, 2005 to EUR259.2 million in the fiscal year ended March 31, 2006, while ancillary revenue per booked passenger increased to EUR7.45 from EUR6.92. The overall increase reflected higher revenues in each of the components. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, hotel accommodation and travel insurance, increased 43.9% to EUR166.8 million from EUR115.9 million in fiscal 2005, while car rental revenues increased by 25.8%, to EUR19.8 million from EUR15.7 million. Revenues from in-flight sales increased 29.7%, to EUR45.3 million from EUR34.9 million in fiscal year 2005. Revenues from internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, increased 12.1%, from EUR24.4 million in fiscal year 2005 to EUR27.3 million in fiscal year 2006.

     Operating Expenses. As a percentage of total revenues, Ryanair's operating expenses increased from 74.1% in the fiscal year ended March 31, 2005 to 77.8% in the fiscal year ended March 31, 2006, reflecting the fact that operating expenses grew at a faster rate than our revenues. In absolute terms, total operating expenses increased 34.7%, from EUR978.3 million in the fiscal year ended March 31, 2005, to EUR1,317.5 million in the fiscal year ended March 31, 2006, principally as a result of the increase in scheduled passenger volume and the 21.2% increase in number of sectors flown, which were reflected in increases in fuel expenses, route charges, staff costs and airport and handling charges. The increase in operating expenses also reflected the adverse impact of an increase of approximately 8% in average sector length and higher jet kerosene prices in U.S. dollars that were only partially offset by the strength of the euro against the U.S currency. Nonetheless, total operating expenses per ASM declined by 1.2%, reflecting declines on a per ASM basis in all components other than fuel and oil costs and aircraft rentals.

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

                                                                                            Fiscal Year            Fiscal Year
                                                                          Ended                   Ended
                                                                 March 31, 2006          March 31, 2005              % Change
                                                                 ------------------------------------------------------------
Staff Costs.................................................               0.71                    0.80                -11.2%
Depreciation and Amortization...............................               0.51                    0.62                -17.3%
Fuel and Oil................................................               1.90                    1.49                 27.9%
Maintenance, Materials and Repairs..........................               0.15                    0.15                  4.4%
Marketing and Distribution..................................               0.06                    0.11                -48.0%
Aircraft Rentals............................................               0.20                    0.19                  3.8%
Route Charges...............................................               0.68                    0.76                -11.0%
Airport and Handling Charges................................               0.89                    1.00                -11.1%
Other Operating Expenses....................................               0.35                    0.45                -21.0%
Purchase Accounting Adjustment (a)..........................                  -                   -0.07                    -%
Aircraft Insurance Claim (b)................................              -0.02                       -                    -%
                                                                 ------------------------------------------------------------
Total Operating Expenses....................................               5.43                    5.50                 -1.2%
                                                                 ============================================================


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

(b) Operating expenses in fiscal 2006 included a credit of EUR5.9 million arising from the settlement of an insurance claim for the scribing of six Boeing 737-200 aircraft.

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

     Depreciation and Amortization. Ryanair's depreciation and amortization per ASM decreased by 17.3%, while in absolute terms these costs increased 12.7% from EUR110.4 million in the fiscal year ended March 31, 2005, to EUR124.4 million in the fiscal year ended March 31, 2006, primarily reflecting higher depreciation as a result of the net increase in the size of Ryanair's "owned" fleet from 74 to 86, offset by lower amortization charges due to the retirement of nine Boeing 737-200A aircraft and a decline in the cost of amortization of capitalized maintenance of Boeing 737-800 aircraft as a result of more favorable terms in Ryanair's new engine maintenance agreement with GE. The increase was also offset in part by the effect of the strength of the euro against the U.S. dollar on the depreciation and amortization charges relating to new aircraft deliveries when expressed in euro.

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

     Maintenance, Materials and Repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, increased 4.4% on a per ASM basis, while in absolute terms these expenses increased by 42.2%, from EUR26.3 million in the fiscal year ended March 31, 2005, to EUR37.4 million in the fiscal year ended March 31, 2006. The absolute increase reflected the higher number of leased Boeing 737-800 aircraft, which grew to 17 from 13 during the year, offset in part by a lower level of maintenance costs incurred due to the improved reliability of the Boeing 737-800s operated, the release of maintenance overhaul provisions of EUR5.9 million pre-tax during the year associated with the earlier-than-scheduled return of six leased Boeing 737-300s, the retirement of the remaining nine Boeing 737-200As and the positive impact of the strengthening of the euro against the U.S. dollar during the period. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

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

     Aircraft Rentals. Ryanair recorded EUR47.4 million in aircraft rental expense during the fiscal year ended March 31, 2006, a 119.8% increase from the EUR21.5 million reported in fiscal year 2005, reflecting the additional four Boeing 737-800 aircraft on lease during the year. This EUR21.5 million amount for fiscal year 2005 included an EUR11.9 million credit due to a change in the accounting treatment of business combinations following the adoption of IFRS, relating to the reversal of certain aircraft lease provisions arising on the acquisition of Buzz and reflected as a reduction to aircraft rentals in the income statement for fiscal year 2005. An additional expenditure of U.S.$5.5 million was incurred on short-term leases during the fourth quarter of fiscal 2006, due to a combination of a delay in aircraft deliveries due to a strike of Boeing machinists in September 2005 and the impact of the delayed conversion training of some Dublin pilots to enable them to fly the new Boeing 737-800 aircraft, was largely offset by the decrease in costs resulting from the early return of six leased Boeing 737-300 aircraft to ILFC.

     Route and Airport and Handling Charges. Ryanair's route charges per ASM decreased 11.0% in the fiscal year ended March 31, 2006, while airport and handling charges per ASM decreased 11.1%. In absolute terms, route charges increased 21.3%, from EUR135.7 million in the fiscal year ended March 31, 2005, to EUR164.6 million in the fiscal year ended March 31, 2006, primarily as a result of the 21.2% increase in sectors flown and the increase of approximately 8% in average sector length, as well as an increase in route charges based on aircraft weight, as the average weight of the fleet increased due to the higher proportion of Boeing 737-800s, offset in part by a reduction in en route charges in certain EU countries. In absolute terms, airport and handling charges increased 21.3%, from EUR178.4 million in the fiscal year ended March 31, 2005, to EUR216.3 million in the fiscal year ended March 31, 2006, reflecting the overall growth in passenger volumes as well as increased costs at certain airports already served by Ryanair, the effects of which were offset in part by lower average costs at new airports and bases.

     Other Expenses. Ryanair's other operating expenses, including those applicable to the generation of ancillary revenues, decreased 21.0% on a per ASM basis in the fiscal year ended March 31, 2006, although in absolute terms these costs remained virtually unchanged, from EUR79.5 million in the fiscal year ended March 31, 2005 to EUR79.6 million in the fiscal year ended March 31, 2006. Other expenses recorded in fiscal year 2006 reflected an exceptional credit of EUR5.9 million, arising from the settlement of an insurance claim relating to scratches on six Boeing 737-200A aircraft that were retired early during 2003. The decline on a per ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect overhead costs, while the increase in absolute terms was primarily attributable to the increased passenger volumes.

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

     Finance Expense. Ryanair's interest payable and similar charges increased 28.3%, from EUR57.6 million in the fiscal year ended March 31, 2005, to EUR74.0 million in the fiscal year ended March 31, 2006, reflecting the increase in debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

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

                              SEASONAL FLUCTUATIONS

     The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Ryanair typically records higher revenues and income in the first half of each fiscal year ended March 31 than the second half of such year.

                            U.S. GAAP RECONCILIATION

     The Company's consolidated net income determined in accordance with U.S. GAAP was EUR433.3 million, EUR314.8 million and EUR283.4 million for the fiscal years ended March 31, 2007, 2006 and 2005, respectively, as compared with net income of EUR435.6 million, EUR306.7 million and EUR280.0 million, respectively, for the same periods, as determined under IFRS.

     The Company's total assets determined in accordance with U.S. GAAP were EUR5,731.6 million and EUR4,672.9 million at March 31, 2007 and 2006, respectively, as compared with EUR5,691.2 million and EUR4,634.2 million, respectively, under IFRS. Shareholders' equity determined in accordance with U.S. GAAP was EUR2,567.5 million, EUR2,020.4 million and EUR1,629.8 million at March 31, 2007, 2006 and 2005, respectively, as compared with EUR2,539.8 million EUR1,992.0 million and EUR1,734.5 million, respectively, under IFRS. The main differences affecting the determination of shareholders' equity at March 31, 2007 include the different treatment of pension costs, unrealized losses on derivative financial instruments and capitalized interest on aircraft acquisitions. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the Company's consolidated net income and shareholders' equity, see Note 28 to the Consolidated Financial Statements included in Item 18.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

     Please see Note 28 to the  Consolidated  Financial  Statements  included in
Item 18 for information on recently issued accounting standards that are material to the Company.

                         LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources under IFRS at March 31, 2006 and 2007 of EUR1,972.0 million and EUR2,198.0 million, respectively, with the increase at March 31, 2007 primarily reflecting the growth in profits, offset in part by cash used to fund the purchase of tangible assets, primarily the new Boeing 737-800 aircraft and the acquisition of 25.2% of Aer Lingus at a cost of EUR344.9 million During the year, the Company funded its EUR495.0 million in purchases of tangible assets with EUR339.4 million in loans and EUR155.6 million in cash generated from operations. Cash and liquid resources included EUR200.0 million and EUR254.9 million in "restricted cash" held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2006 and 2007, as well as EUR4.0 million held in escrow relating to ongoing legal proceedings at both March 31, 2006 and 2007. See "Item 8. Financial Information--Other Financial Information--Legal Proceedings."

     The Company's net cash inflow from operating activities in fiscal years 2006 and 2007 totaled EUR610.6 million and EUR869.9 million, respectively, reflecting the strong growth in the Company's profitability and increases in cash received for ticket purchases during these periods. During the last two fiscal years, Ryanair's primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of the new fleet of Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax (as well as payments for our stake in Aer Lingus in fiscal year 2007). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

     The Company's net cash used in investing activities in fiscal years 2006 and 2007 totaled EUR337.3 million and EUR1,158.0 million, respectively, primarily reflecting the Company's capital expenditures, as described in more detail below, and the acquisition of 25.2% of Aer Lingus at a cost of EUR344.9 million in fiscal year 2007.

     The Company's net cash provided by financing activities totaled EUR293.5 million in fiscal 2006 and EUR195.6 million in fiscal 2007, largely reflecting the proceeds from long-term borrowings of EUR386.8 million and EUR339.4 million in fiscal years 2006 and 2007, respectively, offset in part by repayments of long-term borrowings of EUR123.9 million and EUR155.1 million in fiscal years 2006 and 2007, respectively.

     Capital Expenditures. The Company's net cash outflows for capital expenditures in fiscal years 2006 and 2007 were EUR546.2 million and EUR495.0 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States ("ExIm Bank"), as described in more detail below.

     At March 31, 2007, Ryanair had taken delivery of 133 Boeing 737-800 aircraft, the majority of which were funded by ExIm Bank guaranteed financing (91 aircraft). Other sources of on-balance-sheet finance utilized by Ryanair are Japanese operating lease with call options ("JOLCOs"), which are treated as finance leases (8 aircraft), and commercial debt finance (2 aircraft). The remaining 32 Boeing 737-800 aircraft in Ryanair's fleet at March 31, 2007 were financed through operating lease arrangements.

     Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2008.

     The following table summarizes the delivery schedule for each of the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under its past and current contracts with Boeing, including through the exercise of purchase options. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details of the "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each of these aircraft. The Basic Price for each of the firm aircraft to be delivered pursuant to the 2005 Boeing contract, as well as for each of the firm aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, will be increased by (a) an estimated U.S.$900,000 per aircraft for certain "buyer furnished" equipment the company has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft to reflect increases in the published U.S. Employment Cost and Producer Price indices from the time the Basic Price was set through the period of six months prior to the delivery of such aircraft. The Basic Price is also subject to decrease to take into account certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments in respect of the purchase of the aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as provide other goods and services to the Company on concessionary terms.

     These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the Company expects the effective price of each aircraft will be significantly below the unadjusted Basic Price in the following table.


                                           Aircraft Delivery Schedule

                                                    2003 Boeing                                                  Total
Deliveries and          1998 Boeing     2002 Boeing   Contract   2005 Boeing      Post-2006                      No. of
Scheduled                Contract        Contract      (Incl.     Contract        Contract                      737-800
Deliveries in the     (Incl. Options) (Incl. Options) Options) (Incl. Options) Option Aircraft Planned Disposal Aircraft
Fiscal Year
ending March 31,
                       ------------   ------------  ------------  ------------   ------------   ------------  ------------

1999...................      1              -            -           -               -                -            1
2000...................      4              -            -           -               -                -            4
2001...................     10              -            -           -               -                -           10
2002...................      5              -            -           -               -                -            5
2003...................      8              5            -           -               -                -           13
2004...................      -             18            -           -               -                -           18
2005...................      -             13           14           -               -                -           27
2006...................      -             16            9           -               -                -           25
2007...................      -             27            1           2               -                -           30
                       ------------   ------------  ------------  ------------   ------------   ------------  ------------
Total as of
  March 31, 2007.......     28             79           24           2               -                -          133
                       ============   ============  ============  ============   ============   ============  ============

2008...................      -             21            -          12               3               (6)          30
2009...................      -              3            -          17              29               (8)          41
2010...................      -              -            -          20              37              (22)          35
2011...................      -              -            -          20               -              (10)          10
2012...................      -              -            -          13               -                -           13
                       ------------   ------------  ------------  ------------   ------------   ------------  ------------
Expected Total as of
  March 31, 2012.......     28            103           24          84              69              (46)         262(a)
                       ============   ============  ============  ============   ============   ============  ============
Basic Price per
aircraft (unadjusted)
(in millions)........... U.S.$46.6     U.S.$50.9     U.S.$50.9    U.S.$50.9      U.S.$51.0
                       ============   ============  ============  ============   ============

(a) The company has sold 20 Boeing 737-800 aircraft due for delivery in the period September 2007 through to April 2010. The company expects to dispose of a further 26 aircraft in this period either through sale or non-extension of operating leases (14 of which are due to expire in 2010 and 2011.)

     The following table summarizes the aggregate purchase options available to the Company under its contracts with Boeing at the start and end of fiscal 2007 and at September 20, 2007, broken down by periods in which the relevant option aircraft are deliverable.


                                                                         For Deliveries in    For Deliveries in           Total
                                                                         fiscal 2007 - 2011  fiscal 2012 - 2014      737-800 Options

Options available as of April 1, 2006...................                        109                  70                    179
   Options granted in the period........................                         -                    -                     -
   Options exercised in the period......................                         42                   -                    42
   Options cancelled in the period......................                         -                    -                     -
                                                                           ------------        ------------           ------------
Total options available as of March 31, 2007............                         67                  70                    137
   Options granted after March 31, 2007.................                         -                    -                     -
   Options exercised after March 31, 2007...............                         27                   -                    27
   Options cancelled after March 31, 2007...............                         -                    -                     -
                                                                           ------------        ------------           ------------
Total options available as of September 20, 2007........                         40                  70                    110
                                                                           ============        ============           ============



     As can be seen from the delivery schedule table above, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by between 13 and 41 additional aircraft (net of planned disposals) each fiscal year during the period from fiscal 2008 to fiscal 2012, significantly increasing the size of the fleet, which is expected to total 262 at the end of that period (assuming that the planned disposal of 46 such aircraft is completed on schedule). If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the 110 option aircraft to cater to this demand.

     Capital Resources. Ryanair's long-term debt (including current maturities) totaled EUR1,677.7 million at March 31, 2006 and EUR1,862.1 million at March 31, 2007, with the increase being primarily attributable to the financing of new aircraft. Please see the table "Obligations Due by Period" in "-Contractual Obligations" below for more information on Ryanair's long-term debt (including current maturities) and finance leases as of March 31, 2007. See also Note 11 to the Consolidated Financial Statements included in Item 18 for further information on the maturity profile, interest rate structure and other information on the Company's borrowings.


     The Company's purchase of the 133 Boeing 737-800 aircraft delivered as of March 31, 2007, has been funded by a combination of structures including bank loans supported by ExIm Bank guarantees (91 aircraft), JOLCOs (8 aircraft), commercial debt (2 aircraft) and sale-and-leaseback structures (32 aircraft). At March 31, 2007, the majority of aircraft had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from ExIm Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and ExIm Bank, which follows standard market forms for this type of financing. On the basis of an ExIm Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such a guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of twelve years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm Bank.


     Through the use of interest rate swaps, Ryanair has effectively converted a significant portion of its floating-rate debt under its financing facilities into fixed-rate debt. Loans for approximately 41% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively drawn down fixed-rate euro-denominated debt with a maturity of 12 years in respect of more than approximately 59% of its outstanding debt financing at March 31, 2007.


     The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's total outstanding debt at March 31, 2007. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Exposure and Hedging" for additional details on the Company's hedging transactions.


At March 31, 2007                                                                                        EUR                 EUR
                                                                                                       Fixed             Floating
                                                                                                    ------------       ------------
                                                                                                      EUR000               EUR000
Euro borrowing profile before swap transactions...................                                   464,378            1,397,688
Interest rate swaps...............................................                                   635,041            (635,041)
                                                                                                    ------------       ------------
Borrowing profile after swap transactions.........................                                  EUR1,099,419        EUR762,647
                                                                                                    ============       ===========


     The weighted-average interest rate on the cumulative borrowings under these facilities of EUR1,862.1 million at March 31, 2007 was 4.87%. Ryanair's ability to obtain additional loans pursuant to each of the facilities in order to finance a portion of the purchase price of Boeing 737-800 aircraft to be delivered in the future is subject to the issuance of further commitments by the banks and satisfaction of various conditions contained in the documentation for the facilities. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and ExIm Bank, and that Ryanair does not suffer a material adverse change in its conditions or prospects (financial or otherwise).

     ExIm Bank's policy on facilities of this type is to issue a binding final commitment approximately six months prior to delivery of each aircraft being financed. ExIm Bank has already issued final binding commitments and related guarantees with respect to the 91 ExIm Bank-financed Boeing 737-800 aircraft delivered between 1999 and March 2007. ExIm Bank's final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the ExIm Bank guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interests in the aircraft (and related assets) in favor of ExIm Bank and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to ExIm Bank. Ryanair expects that any future commitments or guarantees issued by ExIm Bank will contain similar conditions. The terms of the facilities and the ExIm Bank guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and non-cancelled portion of the guarantee commencing 60 days from date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to ExIm Bank (based on the amount of the guarantee). Ryanair's payment of the 3% exposure fee to ExIm Bank of the amount of the loan provided is eligible for financing under the facilities. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.

     As part of its ExIm Bank guarantee-based financing of the Boeing 737-800's, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 91 aircraft delivered at August 31, 2007 rests with a number of United States special purpose vehicles (the "SPVs") in which Ryanair has no equity or other interest. The SPVs are the borrower of record under the loans made or to be made under the facilities, with all of its obligations under the loans being guaranteed by Ryanair Holdings plc. The shares of the SPVs (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of ExIm Bank and the lenders. Ryanair Limited operates each of the aircraft pursuant to a finance lease it has entered into with the SPVs, the terms of which mirror those of the relevant loan under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under both IFRS and U.S. GAAP. Ryanair does not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair's Consolidated Financial Statements.

     Ryanair has mandated two lenders to provide financing for up to 23 of its firm order Boeing 737-800 aircraft under ExIm Bank guaranteed financing structures (although guarantees in respect of eight of such aircraft remain subject to the receipt of ExIm Bank's final commitment). The company expects to finance the remaining 148 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by December 2011 and any option aircraft it acquires under those agreements (including the 27 options exercised in May 2007) through the use of similar financing arrangements based on an ExIm Bank guarantee, bank debt provided by commercial banks, and finance and operating leases via sale and leaseback transactions such as those described below, Enhanced Equipment Trust Certificates and cash flow generated from the Company's operations. At August 31, 2007, the Company had received preliminary and final commitments from ExIm Bank in relation to 45 and 15 aircraft, respectively, which are to be delivered over the period from September 2007 to September 2008. The terms of these preliminary and final commitments are the same as those outlined above in relation to the guarantees already issued. It is expected that any future ExIm Bank guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

     The Company financed 32 of the Boeing 737-800 aircraft delivered between December 2003 and March 2007 under seven-year sale-and-leaseback arrangements with a number of international leasing companies pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility to the aircraft delivery program. It has no right or obligation to acquire these aircraft at the end of the relevant lease terms. Fifteen of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rate rental payments due under eleven of these leases into fixed-rate rental payments. Twelve of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. Five operating leases are U.S. dollar-denominated and two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while a further two require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 78% the operating lease aircraft on pre-determined terms. Ryanair financed an additional three aircraft, delivered in April and May 2007, through similar sale-and-leaseback arrangements with international leasing companies. Two of these operating leases are euro-denominated while the others are denominated in dollars; each requires Ryanair to make fixed rental payments. In fiscal year 2007, the Company also financed four Boeing 737-800 aircraft under 13-year euro-denominated "Japanese operating lease" structures. The Company previously financed four aircraft under similar "Japanese operating lease" structures in fiscal year 2005. These structures are accounted for as finance leases and recorded at fair value in the Company's balance sheet. Under each of these contracts, Ryanair has a call option to purchase these aircraft at a predetermined price after a period of ten years, which it intends to exercise.

     Since under each of the Company's operating leases, the Company has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe and certain engine maintenance checks by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS and U.S. GAAP, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

     In 2000, Ryanair purchased a Boeing 737-800 flight simulator from CAE Electronics Limited of Quebec, Canada ("CAE"). The simulator is being used for pilot training purposes. The gross purchase price of the simulator and the necessary software was approximately U.S.$10 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. The Company financed this expenditure with a 10-year euro-denominated loan provided by the Export Development Corporation of Canada for up to 85% of the net purchase price, with the remainder provided by cash flows from operations.

     In 2002, Ryanair entered into a contract to purchase three additional Boeing 737-800 flight simulators from CAE. The first of these simulators was delivered in January 2004 and the second and third simulators are expected to be delivered in fiscal year 2008. The gross price of each simulator was approximately U.S.$10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. In September, 2006 Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first two of these simulators are expected to be delivered in fiscal year 2009. This contract also provides Ryanair with an option to purchase another five simulators. The gross price of each simulator is approximately U.S.$8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

     Contractual Obligations. The following table sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms which will require significant cash outlays in the future, as of March 31, 2007. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company's contractual obligations and commercial commitments, see Note 24 to the Consolidated Financial Statements included in
Item 18.

     The amounts listed under "Finance Lease Obligations" reflect the Company's obligations under its Japanese operating leases. See "Item 5. Operating and Financial Review and Prospects-- Liquidity and Capital Resources."

     The amounts listed under "Purchase Obligations" in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of U.S.$1.332=EUR1.00. The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair's actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under "Purchase Obligations" in the table.

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



                                             Obligations Due by Period

Contractual Obligations                       Total           Less than 1 year     1-2 years         2-5 years         After 5 years
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (EUR000)
Long-term Debt*......................         1,620,780         166,456              173,057          553,053          728,214
Finance Lease Obligations............           241,287          12,463               13,012           42,585          173,227
Purchase Obligations.................         5,704,910       1,390,855            1,881,106        2,432,949                -
Operating Lease Obligations .........           384,033          75,322               75,322          188,918           44,471
                                           ------------    ------------         ------------     ------------     ------------
Total Contractual Obligations........         7,951,010       1,645,096            2,142,497        3,217,505          945,912
                                           ============    ============         ============     ============     ============


*Amounts presented include the related interest expense that will be paid when due. For additional information on our long-term debt obligations, see Note 11 to the Consolidated Financial Statements included in Item 18.

                         OFF-BALANCE SHEET TRANSACTIONS

     Ryanair uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees and operating lease commitments. Details of each of these arrangements that have or are reasonably likely to have a current or future material effect on the Company's financial condition, results of operations, liquidity or capital resources are discussed below.

     Operating Lease Commitments. The Company has entered into a number of sale-and- leaseback transactions in connection with the financing of a number of aircraft in its fleet. See "-Liquidity and Capital Resources-Capital Resources" above for additional information on these transactions.

     Guarantees. Ryanair Holdings has provided an aggregate of EUR9.8 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. All of these guarantees are eliminated in the Company's consolidated balance sheet.

                                TREND INFORMATION

     For information on Ryanair's results of operations in the quarter ended June 30, 2007, see "-Recent Operating Results" above. For information on the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information-Risk Factors" and "-Business Overview," "-Results of Operations" and "-Liquidity and Capital Resources" above.

                                    INFLATION

     Inflation has not had a significant effect on the Company's results of operations and financial condition during the three fiscal years ended March 31, 2007.

Item 6.  Directors, Senior Management and Employees

     Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

                                    DIRECTORS

     The following table sets forth certain information concerning the directors of Ryanair Holdings as of September 20, 2007:


Name                                                                       Age        Positions
-------------------------------------------------                        ------       ----------------------------------
David Bonderman(a)(b)............................                           65        Chairman of the Board and Director
Emmanuel Faber(c)................................                           43        Director
Michael Horgan(d)................................                           71        Director
Klaus Kirchberger(e).............................                           49        Director
Kyran McLaughlin(c)..............................                           63        Director
Michael O'Leary(a)(b)(f).........................                           46        Director and Chief Executive
James R. Osborne(c)(e)...........................                           58        Director
Paolo Pietrogrande(e)............................                           50        Director
T. Anthony Ryan(a)(b)............................                           71        Director
____________________


(a)  Member of the Executive Committee.

(b)  Member of the Nomination Committee.

(c)  Member of the Audit Committee.

(d)  Member of the Air Safety Committee.

(e)  Member of the Remuneration Committee.

(f) Mr. O'Leary is also the chief executive officer of Ryanair Holdings and Ryanair Limited. None of the other directors are executive officers of Ryanair Holdings or Ryanair Limited.

David Bonderman (Chairman). David Bonderman has served as a director of Ryanair Holdings since August 1996 and has served as the chairman of the board since December 1996. He also serves on the boards of directors of the following public companies: CoStar Group, Inc.; Gemalto S.A.; and Burger King Holdings Inc. He serves as a principal and general partner of Texas Pacific Group. Mr. Bonderman is a U.S. citizen.

Emmanuel Faber (Director). Emmanuel Faber has served as a director of Ryanair Holdings since September 2002. He holds the title of Executive Vice President, Asia-Pacific for Group Danone and also serves as a director of a number of French public companies. Mr. Faber is a French citizen.

Michael Horgan (Director). Michael Horgan has served as a director of Ryanair Holdings since January 12, 2001. A former Chief Pilot of Aer Lingus, he sometimes acts as a consultant to a number of international airlines and civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is an Irish citizen.

Klaus Kirchberger (Director). Klaus Kirchberger has served as a director of Ryanair Holdings since September 2002 and is also the Chief Operating Officer of Bayer Bau and Immobilien GmbH & Co. KG. He also serves as a director of a number of German listed corporations. Mr. Kirchberger is a German citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director of Ryanair Holdings since January 2001, and is Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and Nasdaq stock markets in 1997. He is also the chairman of the board of directors of Elan Corporation plc, and he serves as a director of a number of other Irish private companies. Mr. McLaughlin is an Irish citizen.

Michael O'Leary (Director). Michael O'Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O'Leary was appointed chief executive officer of Ryanair on January 1, 1994. Mr. O'Leary is an Irish citizen.

James R. Osborne (Director). Mr. Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He also serves as a director of a number of Irish private companies. Mr. Osborne is an Irish citizen.

Paolo Pietrogrande (Director). Paolo Pietrogrande has served as a director of Ryanair Holdings since January 2001. Mr. Pietrogrande is the president and scientific director of Netplan Management Consulting, LLC. He is a former CEO of Enel Green Power S.p.A. Mr. Pietrogrande is an Italian citizen.

T. Anthony Ryan (Director). Dr. Ryan has been a director of Ryanair since April 1995. Dr. Ryan served as chairman of the board of directors of Ryanair in 1996 and he has been a director of Ryanair Holdings since that year. Dr. Ryan served as chairman of GPA Group plc from 1983 to 1996. Dr. Ryan is an Irish citizen.

The Board of Directors has established a number of committees, including the following:

     Executive Committee. The board of directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full board of directors in circumstances in which action by the board of directors is required but it is impracticable to convene a meeting of the full board of directors. Messrs. Bonderman, O'Leary and Ryan are the members of the Executive Committee.

     Remuneration Committee. The board of directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of Ryanair Holdings and to administer the Ryanair Holdings Stock Option Plan. The board of directors as a whole determines the remuneration and bonuses of the chief executive officer, who is the only executive director. Messrs. Osborne, Pietrogrande and Kirchberger are the members of the Remuneration Committee.

     Audit Committee. The board of directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company's internal accounting controls and treasury policies & procedures. Messrs. McLaughlin, Faber and, since September 21, 2006, Mr. Osborne are the members of the Audit Committee. Mr. Osborne was appointed to the Audit Committee to replace Mr. Raymond MacSharry, who retired from the board of directors and thus from the Audit Committee on September 21, 2006. See "-Composition and Term of Office." In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the "Combined Code"), a senior independent non-executive director, Kyran McLaughlin, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the Nasdaq National Market ("Nasdaq") and the U.S. federal securities laws.

     Nomination Committee. The board of directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full board of directors concerning the selection of individuals to serve as executive and non-executive directors. The board of directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Messrs. Bonderman, O'Leary and Ryan are the members of the Nomination Committee.

     Air Safety Committee. The board of directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full board of directors each quarter. The Air Safety Committee is composed of Mr. Horgan (who acts as the chairman), as well as the following executive officers of Ryanair: Messrs. Conway, Hickey, O'Brien and Wilson.

Powers of, and Action by, the Board of Directors

     The board of directors is empowered by the Articles of Association of Ryanair Holdings to carry on the business of Ryanair Holdings, subject to the Articles of Association, provisions of general law and the right of stockholders to give directions to the directors by way of ordinary resolution. Every director of Ryanair Holdings who is present at a meeting of the board of directors has one vote. In the case of a tie on a vote, the chairman of the board of directors has a second or tie-breaking vote. A director may designate an alternate to attend any board of directors meeting, and such alternate shall have all the rights of a director at such meeting.

     The quorum for a meeting of the board of directors, unless another number is fixed by the directors, consists of three directors, a majority of whom must be EU nationals. The Articles of Association of Ryanair Holdings require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of any action by the board of directors.

Composition and Term of Office

     The Articles of Association of Ryanair Holdings provide that the board of directors shall consist of no fewer than three and no more than 15 directors, unless otherwise determined by the stockholders. There is no maximum age for a director and no director is required to own any shares of Ryanair Holdings.

     Directors are elected (or have their appointment by the directors confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election.
[Accordingly, the terms of office of Mr. Faber, Mr. Kirchberger and Dr. Ryan will end at the annual general meeting to be held on September 20, 2007. They each stood for re-election at that meeting and were each re-elected][Confirm].

Exemptions from Nasdaq Corporate Governance Rules

     At the time of the listing of Ryanair's ADSs on the Nasdaq in 1997, the Company received certain exemptions from the Nasdaq corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

- The Company is exempt from the Nasdaq's quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33% for any meeting of the holders of common stock, which in the Company's case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles of Association provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

- The Company is exempt from the Nasdaq's requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the "Irish Listing Rules") governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related-party transactions. In addition, the Company's Articles of Association contain provisions regarding disclosure of interests by the directors and restrictions on their votes in circumstances involving a conflict of interest. The concept of a related party for purposes of each of the Nasdaq's audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

- The Nasdaq requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the Nasdaq rules, whether shareholder approval is required for such transactions depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

     The Company also follows certain other practices under the Combined Code in lieu of those set forth in the Nasdaq corporate governance rules, as expressly permitted thereby. Most significantly:

- Independence. The Nasdaq requires that a majority of an issuer's board of directors be "independent" under the standards set forth in the Nasdaq rules and that directors deemed independent be identified in the Company's annual report on Form 20-F. The board of directors has determined that each of the Company's eight non-executive directors is "independent" under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under Nasdaq Rule 4200(a)(15). Instead, the board of directors determines whether the director is "independent in character and judgment," and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. Under the Combined Code, the board of directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director (i) has been an employee of the relevant company or group within the last five years, (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions, (iv) has close family ties with any of the company's advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the board of directors for more than nine years. In determining that each of the eight non-executive directors is independent under the Combined Code standard, the Ryanair Holdings board of directors identified such relevant factors with respect to Messrs. Bonderman, McLaughlin, Osborne and Ryan. The Nasdaq independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the Nasdaq rules.

- CEO compensation. The Nasdaq rules require that an issuer's chief executive officer not be present during voting or deliberations by the board of directors on his or her compensation. There is no such requirement under the Combined Code

                                SENIOR MANAGEMENT

     The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair Limited at September 20, 2007:


 Name                                                           Age                                          Position
----------------------------------------------                ------     ---------------------------------------------------
 Jim Callaghan................................                  39       Head of Regulatory Affairs and Company Secretary
 Michael Cawley...............................                  53       Deputy Chief Executive and Chief Operating Officer
 Ray Conway...................................                  52       Chief Pilot
 Caroline Green...............................                  44       Head of Customer Service
 Michael Hickey...............................                  44       Director of Engineering
 Howard Millar................................                  46       Deputy Chief Executive and Chief Financial Officer
 David O'Brien................................                  43       Director of Flight Operations and Ground Operations
 Michael O'Leary..............................                  46       Chief Executive Officer
 Edward Wilson................................                  44       Director of Personnel and In-flight


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

     Michael Cawley was appointed Deputy Chief Executive and Chief Operating Officer on January 1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland's largest private companies and the main distributor for Peugeot and Citroen automobiles in Ireland.

     Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 17 years, including Fleet Captain of the BAC1-11 and Boeing 737-200 fleets. Ray was Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the government jet.

     Caroline Green was appointed Head of Customer Service in February 2003. Prior to this, Caroline served as Chief Executive Officer of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.

     Michael Hickey has served as Director of Engineering since January 2000. Michael has held a wide range of senior positions within the Ryanair engineering department since 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair in 1988, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

     Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair since March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, an international food processing company in Riyadh, Saudi Arabia, from 1988 to 1992.

     David  O'Brien  was  appointed  Director  of Flight  Operations  and Ground
Operations  in  December  2002;  previously,  he  served as  Director  of Flight
Operations  of  Ryanair  from  May  2002,  having  served  as  Director  of U.K.
Operations since April 1998. Prior to that, David served as Regional General Manager-Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and In-flight with Ryanair.

     Michael O'Leary has served as a director of Ryanair since November 1988 and was appointed Chief Executive Officer on January 1, 1994.

     Edward Wilson was appointed Director of Personnel and In-flight in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair he served as Human Resources Manager for Gateway 2000 and held a number of other human resources related positions in the Irish financial services sector.

                 COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation

     The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the nine directors and nine executive officers named above in the fiscal year ended March 31, 2007 was EUR5.0 million. For details of Mr. O'Leary's compensation in such fiscal year, see "-Employment Agreements-Employment and Bonus Agreement with Mr. O'Leary" below. For details of stock options that have been granted to the Company's employees, including the executive officers named above, see "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries."

     Each of Ryanair Holdings' eight non-executive directors is entitled to receive EUR32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Each of Messrs. Bonderman and Ryan executed an agreement with Ryanair Holdings waiving his respective entitlement to receive this remuneration for the fiscal year ended March 31, 2007. The additional remuneration paid to Audit Committee members for service on that committee is EUR15,000 per annum. Mr. Horgan receives EUR40,000 in connection with his additional duties in relation to the Air Safety Committee.

     Each of the 11 non-executive directors then in office were issued 50,000 share options after the 2-for-1 share split in December 2001 in respect of an equivalent number of Ordinary Shares having a strike price of EUR3.70 under Ryanair's Share Option Plan 2000 See "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries." Following the 2:1 stock split that occurred on February 26, 2007, the number of options was adjusted to 100,000 and the strike price was adjusted to EUR1.85.

     Emmanuel Faber and Klaus Kirchberger were appointed to the board of directors as non-executive directors on September 25, 2002, and the appointments were approved by the Company's shareholders at the annual general meeting held on September 24, 2003. In connection with such appointments, each of Messrs. Faber and Kirchberger was granted 25,000 share options, exercisable between June 2008 and June 2010, at a strike price of EUR5.65. Following the 2:1 stock split that occurred on February 26, 2007, the number of options was adjusted to 50,000 and the strike price was adjusted to EUR2.83.

     Under the Option Plan 2000 the seven non-executive directors were granted 25,000 options, for a total of 155,000 options, at a strike price of EUR4.96 on June 11, 2007. These options can be exercised between June 12, 2012 and June 11, 2014.

     As of August 1, 2007, the directors and executive officers of Ryanair Holdings as a group owned 87,515,290 Ordinary Shares, representing 5.8% of Ryanair Holdings' outstanding Ordinary Shares as of such date. See Note 20(d) to the Consolidated Financial Statements in Item 18. See also "Item 7. Major Shareholders and Related Party Transactions-Major Shareholders

Employment Agreements

     Employment and Bonus Agreement with Mr. O'Leary. Mr. O'Leary's current employment agreement with Ryanair Limited is dated July 1, 2002 and can be terminated by either party upon twelve months' notice. Pursuant to the agreement, Mr. O'Leary serves as Chief Executive Officer at a current annual gross salary of EUR565,000, subject to any increases that may be agreed between Ryanair Limited and Mr. O'Leary. Mr. O'Leary also is eligible for annual bonuses as determined by the Board of Directors of Ryanair Limited; the amount of such bonuses paid to Mr. O'Leary in fiscal year 2007 totaled EUR365,000. Mr. O'Leary is subject to a covenant not to compete with Ryanair within the EU for a period of two years after the termination of his employment with Ryanair. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.


                                              EMPLOYEES AND LABOR RELATIONS

         The following table sets forth the number of Ryanair's employees at each of March 31, 2007, 2006 and 2005:


                                              Number of Employees at         Number of Employees at          Number of Employees at
               Classification                          March 31, 2007                 March 31, 2006                  March 31, 2005
------------------------------------------     ----------------------         ----------------------          ----------------------
Management................................                        99                              93                             87
Administrative............................                       206                             163                            156
Reservations..............................                        75                              83                             95
Maintenance...............................                       177                             150                            145
Ground Operations.........................                       482                             410                            284
Pilots....................................                     1,497                           1,116                            798
Flight Attendants.........................                     1,926                           1,438                          1,152
                                              ----------------------         ----------------------          ----------------------
Total.....................................                     4,462                           3,453                          2,717
                                              ======================         =======================         ======================


     Ryanair's pilots, flight attendants and maintenance and ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair's flight attendants is devoted to safety procedures, and cabin crews are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training. Ryanair has established an in-house apprenticeship program to train maintenance engineers that currently produces between four and six qualified engineers at Dublin and eight at Prestwick per year. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance.

     IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown and to be medically certified as physically fit. At March 31, 2007, the average age of Ryanair's pilots was 36 years and their average period of employment with Ryanair was 2.7 years. Licenses and medical certification are subject to periodic re-evaluation requirements, including recurrent training and recent flying experience. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA.

     Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics in Ireland, in the U.K. and within the EU to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its short-term needs for additional pilots by contracting with certain employment agencies that represent experienced flight personnel and, as of March 31, 2007, Ryanair had 369 such pilots under contract. These contract pilots are included in the table above.

     Ryanair has licensed a number of IAA-approved organizations in Sweden and the Netherlands to operate pilot training courses using Ryanair's syllabus to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered position within Ryanair. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

     Ryanair's employees earn productivity-based incentive payments, including commissions on in-flight sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants within limits set by industry standards or regulations fixing maximum working hours. During the fiscal year ended March 31, 2007, such productivity-based incentive payments accounted for approximately 39% of an average flight attendant's total pay package and approximately 48% of the typical pilot's compensation. Reservations personnel also receive incentive payments based on the number of bookings made and sales of ancillary services such as car rentals and travel insurance. In November 2000, Ryanair's pilots approved a five-year pay arrangement which expired in the first quarter of calendar 2006 and which, in return for certain productivity enhancements, provided for annual increases in base salary of 3% and increases in daily allowances of between 3% and 20% (depending on the number of hours flown). In April 2007, negotiations on new pilot pay arrangements successfully concluded at all of Ryanair's bases. Pilots at 12 of these bases approved a one-year deal with a basic pay increase of 2% while pilots at six other bases voted in favor of a four-year deal. Included in this latter group are the pilots at Luton, who voted for an amendment to the five-year deal, agreed in 2006. In September 2007, negotiations with the Dublin pilots successfully concluded, resulting in a four year pay agreement to March 31, 2012, which will be implemented with effect from November 1, 2007.

     Ryanair's pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle, 300 flight-hours every three months and 900 flight-hours per fiscal year. For the fiscal year ended March 31, 2007, the average flight-hours for each of Ryanair's pilots were approximately 62 hours per full working month and approximately 744 hours for the complete year. Were more stringent regulations on flight hours to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

     An EU Working Time Directive, which became effective in January 2007, has limited our flight attendants' duty hours to 2,000 hours per fiscal year and their flight hours to 900 flying hours per fiscal year. Prior to the introduction of this EU directive, there were no cumulative duty-time or flight-hour limits. As a result of the directive, Ryanair estimates that its ratio of flight attendants per aircraft will increase from approximately four crews per aircraft (or 16 flight attendants per aircraft) in fiscal 2007 to approximately five crews per aircraft (or 20 flight attendants per aircraft) by the end of fiscal 2008.

     Ryanair considers its relationship with its employees to be good. Ryanair currently negotiates with groups of employees, including its pilots, through "Employee Representation Committees" ("ERCs") regarding pay, work practices and conditions of employment, including conducting formal binding negotiations with these internal collective bargaining units. Ryanair's senior management has quarterly meetings with the different ERCs to discuss all aspects of the business and those issues that specifically relate to the relevant employee group.

     In 2001, BALPA sought to obtain a formal recognition agreement under schedule A1 of Trade Union & Labour Relations (consolidation) Act 1992, but a secret ballot resulted in more than 82% of eligible Ryanair Pilots opting not to have BALPA recognized for collective bargaining purposes. The result of this ballot precluded BALPA from seeking a recognition agreement with Ryanair for a period of three years (until October 2004). Since October 2004, BALPA has again been authorized to seek a formal recognition agreement for collective bargaining purposes.

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

Item 7.  Major Shareholders and Related Party Transactions

     As of September 1, 2007, 1,547,028,770 Ordinary Shares were outstanding. At that date, 118,335,860 ADRs, representing 591,679,300 Ordinary Shares, were held of record in the United States by 38 holders, and represented in the aggregate 38.2% of the number of Ordinary Shares then outstanding.

                               MAJOR SHAREHOLDERS

     Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of July 31 2007, 2006 and 2005, the latest practicable date prior to the Company's publication of its statutory annual report in each of the relevant years.


                                                                            As of July 31,
                                                      2007                        2006                                 2005
                                          No. of Shares   % of Class                         % of Class     No. of Shares % of Class
                                                                         No. of Shares
Capital Group Companies Inc.............    180,029,994       11.9%      108,080,926             7.0%        91,035,466     6.0%
Gilder Gagnon Howe & Co LLC.............     93,749,190        6.2%      105,164,488             6.8%       136,701,880     9.0%
Wellington Investment Management........     91,442,743        6.0%      121,033,440             7.7%       133,477,654     8.8%
Fidelity Investments....................     90,452,075        5.9%      222,645,612            14.4%       212,656,750    13.9%
Michael O'Leary (1).....................     65,000,016        4.3%       70,000,016             4.5%        70,000,016     4.6%
Bank of Ireland Asset Management Ltd.        61,970,409        4.1%                -             -                    -     -
Chieftain Capital Management Inc........     54,743,575        3.6%                -             -                    -     -

(1) On June 7, 2005, Michael O'Leary sold 6 million Ordinary Shares at EUR6.50 per share in a private sale conducted outside the United States in accordance with Regulation S under the Securities Act.



                          RELATED PARTY TRANSACTIONS

     The Company has not entered into any "related party transactions" as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2007 or in the period from March 31, 2007 to the date hereof.

Item 8.  Financial Information

                        CONSOLIDATED FINANCIAL STATEMENTS

         Please refer to "Item 18.  Financial Statements."

                          OTHER FINANCIAL INFORMATION

Legal Proceedings

     The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of these proceedings, except as otherwise described below, management does not believe that any of these proceedings will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

         EU State Aid-Related Proceedings

     On December 11, 2002, the European Commission announced the launch of an investigation into the April 2001 agreement among Ryanair, the Brussels (Charleroi) airport and the government of the Walloon Region of Belgium, the owner of the airport, which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi). The European Commission's investigation was based on an anonymous complaint alleging that Ryanair's arrangements with Brussels (Charleroi) constituted illegal state aid.

     The European Commission issued its decision on February 12, 2004. As regards the majority of the arrangements between Ryanair, the airport and the region, the European Commission found that although they constituted state aid, they were nevertheless compatible with the EC Treaty provisions and therefore did not require repayment. However, the European Commission also found that certain other arrangements did constitute illegal state aid and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. On April 20, 2004, the Walloon Region wrote to Ryanair requesting repayment of all deemed illegal state aid, although it acknowledged that Ryanair could offset against these amounts certain costs incurred in relation to the of establishment of the base, in accordance with the European Commission's decision.

     On May 25, 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance, requesting the Court to annul the decision on the bases that:

- The European Commission infringed Article 253 of the EC Treaty by failing to provide adequate reasons for its decision; and

- The European Commission misapplied Article 87 of the Treaty by failing to properly apply the Market Economy Investor Principle ("MEIP"), which generally holds that an investment made by a public entity that would have been made on the same basis by a private entity does not constitute state aid.

     Ryanair is still awaiting a hearing in its appeal before the European Court of First Instance.

     In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately EUR4 million, excluding any interest that may be due. Ryanair has informed the Walloon authorities that it does not believe it is obliged to make any repayment as Ryanair's costs of establishing the base far exceeded the concessions granted by the Walloon region. However, Ryanair agreed with the Walloon Region to place this amount into an escrow account pending the outcome of the appeal to the European Court of First Instance. In addition, in May 2005, the Walloon Region initiated a new proceeding currently pending before the Irish High Court to recover a further EUR2.3 million in start-up costs that were reimbursed to Ryanair in connection with its establishment of the base. Ryanair does not believe any such payment is due and is currently defending this action before the Irish Supreme Court.

     In an unrelated, though similar, matter, in July 2003, a Strasbourg court ruled (on the basis of a complaint by Air France) that marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted unlawful state aid. The judgment took effect on September 24, 2003 and was upheld on appeal. Ryanair appealed this decision to the Conseil d'Etat on the basis that the marketing support granted was not state aid. In February 2006, the Conseil d'Etat rejected this appeal and no further appeal can be filed. As a result of the initial decision of the Strasbourg Court to annul Ryanair's contract with Strasbourg Airport, Ryanair decided to close the Strasbourg route and instead opened a route from Baden-Karlsruhe in Germany to London (Stansted) (Baden airport is located some 40 kilometers from Strasbourg).

     Ryanair is facing similar legal challenges by third parties with respect to agreements with certain other airports. In July 2006, a local court in Germany required the City of Lubeck to disclose to a competing German airline operating out of the main airport in Hamburg details of an agreement between Hamburg Lubeck Airport and Ryanair. This competing airline is seeking to have Ryanair's agreement with the airport annulled on the basis of it constituting illegal state aid. However, the ruling of the Lubeck court does not affect Ryanair's costs at Lubeck Airport, as the airport was subsequently acquired by a private owner who is offering the same arrangements to all airlines as were offered to Ryanair. There have also been complaints by competitors regarding Ryanair's arrangements with Shannon Airport, Alghero Airport and Frankfurt (Hahn) Airport. In July 2007, the European Commission announced that it had started investigations of agreements at the Lubeck, Tampere, Berlin (Schonefeld) and Dortmund airports. Ryanair has relatively limited operations to and from the first three airports and does not operate flights to or from Dortmund.

     Adverse rulings in these or similar cases could be used as precedents by other competitors to challenge Ryanair's agreements with other publicly-owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately-owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

     On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by certain regional airports, based on the European Commission's finding in the Charleroi case, which Ryanair has appealed. The guidelines apply only to publicly-owned regional airports, and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines, however, apply only in cases in which the terms offered by a public airport are in excess of what a similar private airport would have offered. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost agreements from both. Ryanair therefore considers that the guidelines will have no impact on its business. In January 2007, the Commission announced a draft Airports Charging Directive which seeks to regulate airport charges at all European airports with over 1 million passengers. Ryanair and other airlines are opposed to this legislation, which they believe should focus on monopoly airports where strong regulations are needed.

         Challenge to U.K. Security Measures

     On August 10, 2006, U.K. security authorities arrested and subsequently charged eight individuals in connection with an alleged plot to attack aircraft operating on transatlantic routes. As a result of these arrests, U.K. authorities introduced increased security measures, which resulted in all passengers being body-searched, and banned the transportation in carry-on baggage of certain liquids and gels. The introduction of these measures led to passengers suffering severe delays while passing through these airport security checks. As a result, Ryanair cancelled 279 flights in the days following the incident and refunded fares to 40,000 passengers for a total of EUR2.7 million. In the days following the arrests, Ryanair also suffered reductions in bookings estimated to have resulted in a further loss of revenue of approximately EUR1.9 million. As in the past, the Company reacted to these adverse events by initiating system-wide fare sales to stimulate demand for air travel.

     On September 1, 2006, Ryanair filed a claim for EUR4.6 million in compensation against the U.K. Department of Transport under section 93 of the U.K. Transport Act 2000. Section 93 of the act provides for compensation for airlines in cases in which the Department has issued directions under the Act that have lead to damages to the airlines. The case is to be heard in the London High Court. There can be no assurance that the Company will be successful in its legal action or in obtaining any compensation in connection with its claims.

     On August 14,  2006,  the U.K.  security  authorities  reduced the level of security searches and at the same time introduced additional baggage restrictions in relation to the size of baggage that can be stowed in aircraft cabins. Passengers have suffered significant delays as a result of increased security measures and carry-on baggage restrictions. See also "Risk Factors-Risks Related to the Company-Terrorism in the United Kingdom or Elsewhere in Europe Could Have a Material Detrimental Effect on the Company."

         Aer Lingus Merger Decision

     The European Commission has acted to block Ryanair's proposed acquisition of Aer Lingus, which Ryanair announced following the partial floatation of the Irish flag carrier. In October 2006, Ryanair notified the European Commission that it had acquired 19.2% of the ordinary share capital in Aer Lingus (this was subsequently increased to 29.4%). Ryanair offered remedies to the Commission in the first phase of the Commission's merger investigation but the Commission opened a second phase investigation, something that it has done in no other previous airline merger, including Air France/KLM. Despite demonstrating that the merger of the two airlines would have significant consumer benefits and efficiencies, and despite offering substantial remedies -- including guaranteed fare and fuel levy reductions or eliminations, which would save consumers approximately EUR100 million per annum, and large numbers of slot surrenders -- the Commission nevertheless prohibited the merger in June 2007. Ryanair submitted its appeal of the decision to the European Court of First Instance on September 10, 2007.

         Legal Actions Against Monopoly Airports

     Ryanair is involved in a number of legal and regulatory actions against Dublin and London Stansted airports for what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London Stansted markets. Management believes that both of these airports have been engaged in "regulatory gaming" in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called "regulated asset base" (RAB - essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. The U.K. Office of Fair Trading, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The U.K. Office of Fair Trading has referred the matter to the U.K. Competition Commission, which is investigating the competitive structure of the London airports market and is considering a possible break-up of BAA.

     Ryanair has also been trying to prevent both the BAA in Stansted and the DAA in Dublin from engaging in further wasteful capital expenditure. In the case of Stansted Airport, the BAA is planning to spend GBP4 billion on a second runway and terminal, which Ryanair believes should only cost approximately GBP1 billion. Similarly, in the case of Dublin, the DAA is proceeding with plans to build a second terminal, which will cost over four times its initial estimate. In September 2006, the DAA announced that it was planning to build a new terminal (Terminal 2) at Dublin airport at a cost of approximately EUR400 million and spend approximately another EUR400 million on upgrading the existing Terminal 1. On August 29, 2007 the planning authority approved a planning application from the DAA for the building of Terminal 2 and other facilities subject to a capacity restriction of 32 million passengers and the building of a second runway subject to certain limits to its hours of operation. The approval will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level. Ryanair plans to seek a judicial review of the planning approval. However there can be no assurance that this appeal will be successful. The doubling of airport charges, in the event of the failure of a judicial review, could have an adverse impact on yields and passenger volumes at Dublin Airport.

         Dividend Policy

     Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares. Ryanair Holdings anticipates, for the foreseeable future, that it will retain any earnings in order to fund the business operations of the Company, including the acquisition of additional aircraft needed for Ryanair's planned entry into new markets and the expansion of its existing service, as well as to replace its current fleet. Ryanair Holdings does not, therefore, anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings' Articles of Association provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, The Bank of New York, as depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that in its judgment it can do so on a reasonable basis and will distribute the resulting U.S. dollar amounts (net of conversion expenses) to the owners of ADRs.

         Share Buy-back

     A share buy-back, which was approved at the 2006 annual general meeting of shareholders, was formally announced on June 5, 2007. With effect from June 7, 2007 and until the 2007 annual general meeting of shareholders on September 20, 2007, the Company planned to repurchase up to a maximum of EUR300m worth of shares, or a total maximum of 77.2 million shares. At September 20, 2007 the Company had repurchased 46.1 million shares at a total cost of EUR229.1 million.

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

     ADRs, each representing five Ordinary Shares, are traded on the Nasdaq. The Bank of New York is Ryanair Holdings' depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on Nasdaq and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one splits of the Ordinary Shares and ADRs effected on February 26, 2000, December 7, 2001 and February 26, 2007:

                                                                                                                 ADRs
                                                                                                           (in U.S. dollars)
                                                                                                   High                         Low

2001..................................................................                            16.025                      8.7475
2002..................................................................                            24.000                      14.000
2003..................................................................                            26.025                      17.190
2004..................................................................                            28.940                      13.080
2005
   First Quarter......................................................                            21.475                      20.395
   Second Quarter.....................................................                            23.237                      20.414
   Third Quarter......................................................                            24.321                      22.635
   Fourth Quarter.....................................................                            28.461                      22.736
2006
   First Quarter......................................................                            28.339                      26.167
   Second Quarter.....................................................                            27.855                      23.365
   Third Quarter......................................................                            31.645                      25.760
   Fourth Quarter.....................................................                            40.750                      31.110
2007
   First Quarter......................................................                            49.215                      41.950

Month ending:
   March 31, 2007.....................................................                            47.790                      41.950
   April 30, 2007.....................................................                            49.560                      44.870
   May 31, 2007.......................................................                            47.400                      40.000
   June 30, 2007......................................................                            41.000                      37.750
   July 31, 2007......................................................                            41.490                      36.210
   August 31, 2007....................................................                            42.970                      36.940
Period ending September 19,  2007.....................................                            42.540                      38.680




                                                                                                      Ordinary Shares
                                                                                        --------------------------------------------
                                                                                                  (Irish Stock Exchange)
                                                                                                         (in euro)
                                                                                             High                         Low


2001..................................................................                       3.55                        1.88
2002..................................................................                       4.10                        2.48
2003..................................................................                       3.65                        2.55
2004..................................................................                       3.80                        1.81
2005
   First Quarter......................................................                       3.35                        2.72
   Second Quarter.....................................................                       3.33                        2.80
   Third Quarter......................................................                       3.47                        3.16
   Fourth Quarter.....................................................                       4.15                        3.31
2006
   First Quarter......................................................                       4.05                        3.76
   Second Quarter.....................................................                       3.88                        3.25
   Third Quarter......................................................                       4.23                        3.54
   Fourth Quarter.....................................................                       5.24                        4.20
2007
   First Quarter......................................................                       6.30                        5.22

Month ending:
   March 31, 2007.....................................................                       6.16                        5.38
   April 30, 2007.....................................................                       6.33                        5.89
   May 31, 2007.......................................................                       6.12                        5.21
   June 30, 2007......................................................                       5.42                        4.86
   July 31, 2007......................................................                       5.30                        4.71
   August 31, 2007....................................................                       5.60                        4.93
Period ending September 19, 2007......................................                       5.41                        4.94



                                                                                                      Ordinary Shares
                                                                                         ------------------------------------------
                                                                                                  (London Stock Exchange)
                                                                                                         (in euro)
                                                                                             High                         Low
2001..................................................................                       3.45                        1.89
2002..................................................................                       4.10                        2.50
2003..................................................................                       3.63                        2.59
2004..................................................................                       3.78                        1.83
2005
   First Quarter......................................................                       3.35                        2.73
   Second Quarter.....................................................                       3.33                        2.79
   Third Quarter......................................................                       3.46                        3.16
   Fourth Quarter.....................................................                       4.15                        3.32
2006
   First Quarter......................................................                       4.05                        3.77
   Second Quarter.....................................................                       3.89                        3.24
   Third Quarter......................................................                       4.23                        3.53
   Fourth Quarter.....................................................                       5.21                        4.19
2007
   First Quarter......................................................                       6.30                        5.28

Month ending:
   March 31, 2007.....................................................                       6.09                        5.42
   April 30, 2007.....................................................                       6.27                        5.82
   May 31, 2007.......................................................                       6.12                        5.24
   June 30, 2007......................................................                       5.42                        4.88
   July 31, 2007......................................................                       5.30                        4.75
   August 31, 2007....................................................                       5.61                        4.97
Period ending September 19, 2007......................................                       5.41                        4.90


     Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     In order to increase the percentage of its share capital held by EU nationals, beginning June 26, 2001, Ryanair Holdings instructed The Bank of New York to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs. The Bank of New York will continue to convert existing ADRs into Ordinary Shares at the request of the holders of such ADRs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals" for additional information.

     At the annual general meeting of the shareholders held on September 21, 2006, the Board of Directors of Ryanair received shareholder approval for a share buy-back plan allowing a maximum repurchase of 77,171,868 Ordinary Shares, representing 5% of the Company's currently outstanding share capital. The maximum price at which the Company may repurchase Ordinary Shares will, in accordance with the Listing Rules of the Irish Stock Exchange and of the Financial Services Authority, be the higher of 5% above the average market value of the Company's Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation
(EC) of 22 December 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently EUR0.635. Any Ordinary Shares repurchased will be cancelled. Authorization for the repurchases will be valid for fifteen months from the date of the annual general meeting at which the resolution approving the buy-back plan was approved or, if earlier, until the day following the Company's next annual general meeting.

     A share buy-back, which was approved at the 2006 annual general meeting of shareholders, was formally announced on June 5, 2007. With effect from June 7, 2007 and until the 2007 annual general meeting of shareholders on September 20, 2007, the Company planned to repurchase up to a maximum of EUR300m worth of shares, or a total maximum of 77.2 million shares. At September 20, 2007 the Company had repurchased 46.1 million shares at a total cost of EUR229.1 million.

     As of July 1,  2007,  the total  number of  options  over  Ordinary  Shares outstanding under all of the Company's share option plans was 37,492,113 representing 2.4% of the Company's issued share capital at that date. The number of outstanding options could potentially represent 2.5% of the issued share capital of the Company if the Company were to purchase all of the Ordinary Shares it is authorized to repurchase under the share buy-back plan authorized by the Company's stockholders at the annual general meeting on September 21, 2006.

Item 10.  Additional Information

                         DESCRIPTION OF CAPITAL STOCK

     Ryanair  Holdings'  capital stock  consists of Ordinary  Shares,  par value
0.635 euro cents. As of March 31, 2007, a total of 1,547,028,730 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split by which each of its then existing Ordinary Shares, par value 1.27 euro cents, was split into two new Ordinary Shares, par value 0.635 euro cents. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings' shareholders.

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

     Ryanair Holdings' shareholders approved subsequent share option plans in 2000 (the "Option Plan 2000") and 2002 (the "Option Plan 2002").

     All employees and directors are eligible to participate in Option Plan 2000, and grants of options may be made in any of the ten years beginning with fiscal year 2000 only if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 20%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program, provided that the grantee is still employed by the Company. If the grantee has ceased to be a full-time employee before this vesting date, the grantee will generally lose his or her complete option entitlement automatically.

     The Option Plan 2002 was established in accordance with a tax-favorable approved share option scheme available in Ireland so that employees will not be taxed on the exercise of options (subject to certain conditions). The Option Plan 2002 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and
Schedule 12C of that act. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made in any of the ten years beginning with fiscal year 2002 only if the Company's net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 25%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program.

     As of March 31, 2007, 14 separate grants of an aggregate total of 87,326,328 options in respect of an equivalent number of Ordinary Shares had been made to eligible employees under the Company's various option plans, and an aggregate of 35,107,978 options to purchase an equal number of Ordinary Shares were outstanding.

     Under Option Plan 1998, 10,400,000 options were granted to 15 key senior executives and managers at a strike price equal to the closing price of the Ordinary Shares on the date of the grant. These options became exercisable in June 2003 and were exercisable through June 2005, but only for managers who were still employed by the Company in June 2002. Under the Option Plan 2000, 23 senior managers were granted 9,116,000 share options at a strike price of EUR2.83 on June 30, 2002. These options become exercisable between June 1, 2007 and June 1, 2009, but only for managers who continue to be employed by the Company through June 1, 2007. Under the Option Plan 2002, 47 senior managers were granted 5,550,000 share options at a strike price of EUR2.35 on November 3, 2004. These options will become exercisable between November 3, 2009 and November 3, 2011, but only for managers who continue to be employed by the Company through November 3, 2009. The aggregate of 35,107,978 Ordinary Shares that would be issuable upon exercise in full of the options described in this section that were outstanding as of March 31, 2007 would represent 2.3% of the current issued share capital of Ryanair Holdings. Of such total, options in respect of an aggregate of 14,907,196 Ordinary Shares are held by the directors and executive officers of Ryanair Holdings.

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

     Annual and General Meetings. Annual and extraordinary meetings at which special resolutions are to be voted upon are called by 21 days clear notice. Extraordinary general meetings at which ordinary resolutions are to be voted upon are called by 14 days clear notice. All holders of ordinary shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described below under "Limitations on the Right to Own Shares."

     Rights, Preferences and Dividends Attaching to Shares. The Company has only one class of shares, being ordinary shares of EUR0.00635 par value each. All such shares rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder which remains unclaimed for one year after having been declared may be invested by the directors for the benefit of the Company until claimed. If the directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles of Association to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The ordinary shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Memorandum and Articles of Association of the Company.

     Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolution passed at a meeting of the shareholders of the Company.

     Limitations on the Rights to Own Shares. The Articles of Association contain detailed provisions enabling the directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals." Such powers may be exercised by the directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU national holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

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

     o discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

     o    governing changes in capital,

in each case, where such provisions are more stringent than those required by law.

                               MATERIAL CONTRACTS

     In February 2005, the Company and Boeing entered into a new series of agreements for the purchase by the Company of new Boeing 737-800 aircraft for delivery during the period from April 2008 through December 2011, as well as for options to purchase additional aircraft. See "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources" for a detailed discussion of the 2005 Boeing contract.

                                EXCHANGE CONTROLS

     Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company), and dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

     Under the Financial Transfers Act 1992 (the "1992 Act"), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on a liquidation of an Irish-incorporated company would fall within this definition. Orders made by the Minister for Finance pursuant to the 1992 Act prohibit certain financial transfers to (or in respect of funds held by the government of) the Federal Republic of Yugoslavia, Slobodan Milosevic and associated persons, Zimbabwe (including senior members of the Zimbabwean government), Iraq, Liberia, Burma/Myanmar, the Republic of Serbia, Al Qaeda, Osama Bin Laden and the Taliban of Afghanistan.

     The Company does not anticipate that Irish exchange controls or orders under the 1992 Act will have a material effect on its business.

               LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

     The board of directors of Ryanair Holdings is given certain powers under Ryanair Holdings' Articles to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a "License"). In particular, EU Regulation 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority- owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. As described below, the directors will, from time to time, set a "Permitted Maximum" on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

     Ryanair Holdings maintains a separate register (the "Separate Register") of shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as "Affected Shares" in the Articles). Interest in this context is widely defined and includes an interest held through ADRs in the shares underlying the relevant ADRs. The directors can require relevant parties to provide them with information to enable a determination to be made by them as to whether shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the directors can, at their discretion, determine that shares are to be treated as Affected Shares. Registered holders of shares are also obliged to notify the Company if they are aware that any share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADRs, the directors can treat all of the relevant underlying shares as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

     In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an "Intervening Act") has taken place,
(ii) the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended or (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of shares or an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any directors or change the chairman of the board, (ii) identify those shares, ADRs or Affected Shares which give rise to the need to take action and treat such shares, ADRs, or Affected Shares as Restricted Shares (see below) or (iii) set a "Permitted Maximum" on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADRs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below). Also, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such Notices can have the effect of depriving the recipients of the rights to attend, vote and speak at general meetings, which they would otherwise have had as a consequence of holding such shares or ADRs. Such Notices can also require the recipients to dispose of the shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the directors may determine. The directors are also given the power to transfer such shares themselves where there is non-compliance with the Restricted Share Notice.

     To enable the directors to identify Affected Shares, transferees of Ordinary Shares generally will be required to provide a declaration as to the nationality of persons having interests in those shares and each stockholder is obliged to notify Ryanair Holdings if any of his, her or its Ordinary Shares become Affected Shares. Purchasers or transferees of ADRs need not complete a nationality declaration because the directors expect to treat all of the Ordinary Shares held by the Depositary as Affected Shares. An ADS holder must open an ADR account directly with the Depositary if he, she or it wishes to provide to Ryanair Holdings a nationality declaration or such other evidence as the directors may require in order to establish to the directors' satisfaction that the Ordinary Shares underlying such holder's ADRs are not Affected Shares.

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

     After having initially resolved to set the maximum level at 49.0%, the directors increased the maximum level to 49.9% on May 26, 1999, after the number of Affected Shares exceeded the initial limit. This maximum level could be reduced if it becomes necessary for the directors to exercise these powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADRs are listed. The relevant notice will specify the provisions of the relevant Article which can apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The directors shall publish information as to the number of shares held by EU nationals annually.

     As of June 30, 2007, EU nationals owned at least 56.3% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis.

     In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York, the depositary for its ADR program, to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during such suspension, and there can be no assurance that the suspension will ever be lifted.

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

o    A unit trust to which Section 731(5)(a) TCA 1997 applies; and

o    Certain Irish Revenue-approved amateur and athletic sport bodies.

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

o Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU Member State including Ireland or on an approved stock exchange; or

o Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two or more companies, in either case the principal class(es) of shares of which is/are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU Member State including Ireland or on an approved stock exchange.

     In the case of a non-resident stockholder resident in an EU Member State or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder's country of residence. In addition, in the case of non-resident companies that are tax residents of an EU Member State other than Ireland or a tax treaty country or non-resident companies controlled by residents of an EU Member State including Ireland or of a tax treaty country or whose shares are substantially and regularly traded on a stock exchange in an EU Member State other than Ireland or a tax treaty country, certain certification by their auditors is required. The declaration also must contain an undertaking by the non-resident or non-ordinarily resident person that he or she will advise the relevant person accordingly if he or she ceases to be non-resident or non-ordinary resident. No declaration is required where the stockholder is a 5% parent company in another EU Member State pursuant to the Parent/Subsidiary directive. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident where the company making the dividend is a 51% subsidiary of that other company.

     American Depository Receipts. Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks which have been authorized by the Irish Revenue Commissioners. Such banks, which receive dividends from the company and pass them on to the U.S. ADS holders beneficially entitled to such dividends, will be allowed to receive and pass on the gross dividends (i.e., before withholding) based on an "address system" where the recorded address of such holder, as listed in the depository bank's register of depository receipts, is in the U.S.

     Taxation on Dividends. Companies resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received on ordinary shares from other Irish resident companies. Stockholders which are "close" companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

     Individual stockholders who are resident or ordinarily resident in Ireland are taxable on the gross dividend at their marginal tax rate, but are entitled to a credit for the tax withheld by the company paying the dividend. An individual stockholder who is not liable or not fully liable to income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for such individuals on the amount of any dividend received from the Company.

     Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not chargeable to Irish tax on the dividend. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, generally the amount of that withholding will generally satisfy such person's liability for Irish tax.

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

     Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax ("CAT") notwithstanding that the disposer (e.g., a donor) or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

     In a case where an inheritance or gift of the Ordinary Shares or ADSs is subject to both Irish CAT and foreign tax of a similar character, the foreign tax paid may in certain circumstances be credited in whole or in part against the Irish tax. Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (the Nasdaq National Market is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs. A transfer of Ordinary Shares (including transfers effected through CREST) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may attract a fixed duty of EUR12.50.

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

United States Tax Considerations

     Except as described below under the heading "Non-U.S. Holders," the following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs ("U.S. Holders"). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Ordinary Shares or the ADRs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, insurance companies, dealers in securities or currencies, traders in securities electing to mark-to-market, persons that own 10% or more of the stock of the Company, U.S. Holders whose "functional currency" is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as part of an integrated investment (including a "straddle") consisting of the Ordinary Shares or the ADRs and one or more other positions.

     Holders of the Ordinary Shares or the ADRs should consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership, and disposition of the Ordinary Shares or the ADRs in light of their particular circumstances, including, in particular, the effect of any foreign, state or local tax laws.

     For U.S. federal income tax purposes, holders of the ADRs will be treated as the owners of the Ordinary Shares represented by those ADRs.

     Taxation of Dividends. Dividends, if any, paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will be included in the gross income of a U.S. Holder when the dividends are received by the holder or the Depositary, as the case may be. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder or the Depositary, as the case may be. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euro are converted into U.S. dollars immediately upon receipt.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid during or after the 2005 taxable year on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (a "PFIC"). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006/7 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2007/8 taxable year.

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

     Sale or Disposition of Ordinary Shares or ADRs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADRs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADRs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%.

     Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Non-U.S. Holders. A holder of Ordinary Shares or ADRs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on such Ordinary Shares or ADRs unless such income is effectively connected with the conduct by such holder of a trade or business in the United States. A Non-U.S. Holder of ADRs or Ordinary Shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of Ordinary Shares or ADRs, unless (i) such gain is effectively connected with the conduct by such holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

     To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity forwards. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

     In executing its risk management strategy, Ryanair selectively enters into forward contracts for the purchase of aviation fuel. It also uses foreign currency forward contracts intended to reduce its exposure to certain currencies, principally the U.S. dollar. It also enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new aircraft such as the Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair's economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair's policy not to enter into transactions involving financial derivatives for speculative purposes.

     The following paragraphs describe Ryanair's fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2007. The range of changes selected for this sensitivity analysis reflects Ryanair's view of changes which are reasonably possible over a one-year period.

                         FUEL PRICE EXPOSURE AND HEDGING

     Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 39.3% and 34.9% of such expenses in fiscal years 2007 and 2006, respectively, after taking into account Ryanair's fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any excess of such fixed price over such market price.

     Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements. In light of the significant increases in oil prices in recent years and their volatility, the Company, starting in fiscal 2004, has entered into such arrangements on a more selective basis. While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of aviation fuel. The unrealized gains on the outstanding forward agreements at March 31, 2007 and March 31, 2006, based on their fair values, amounted to EUR52.7 million and nil, respectively. Based on Ryanair's fuel consumption for the fiscal year ended March 31, 2007, a change of one U.S. cent in the average annual price per U.S. gallon of aviation fuel would have caused a change of approximately EUR3 million in Ryanair's fuel costs. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results."

     Under both IFRS and U.S. GAAP, the Company's fuel forward contracts are routinely treated as cash-flow hedges of forecasted fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of fuel because the fuel forward contracts typically relate to the same quantity and time and location of delivery as the forecasted fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecasted fuel purchase is based on the fuel forward price, and in the fiscal year ended March 31, 2007, the Company recorded no material hedge ineffectiveness within earnings. The Company has recorded no material level of ineffectiveness on its fuel hedges in its income statements to date.

     In the fiscal year ended March 31, 2007, the Company recorded a positive fair value adjustment of EUR46.1 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts. The Company was unhedged at March 31, 2006.

                      FOREIGN CURRENCY EXPOSURE AND HEDGING

     In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling accounted for approximately 44% of Ryanair's total revenues in fiscal year 2007, as compared to approximately 48% in fiscal year 2006, with the euro accounting for a large portion of the balance in each period. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues is denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair's operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling at the time Ryanair enters into U.S. dollar-denominated purchases. In general, Ryanair does not hedge its operating surpluses and shortfalls in currencies other than the U.S. dollar and the U.K. pound sterling.

     Hedging associated with operating expenses. In fiscal year 2007 and fiscal year 2006, the Company entered into a series of forward contracts, principally U.S. dollar/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted fuel, maintenance and insurance costs. At March 31, 2007, the total unrealized loss relating to these contracts amounted to EUR24.9 million, compared to a EUR12.3 million gain at March 31, 2006. In the fiscal years ended March 31, 2006, the Company also entered into a series of U.K. pound sterling/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecasted U.K. pound sterling expenses. At March 31, 2007, the total unrealized gain or loss relating to these contracts amounted to nil compared to a EUR0.2 million unrealized loss at March 31, 2006.

     Under both IFRS and U.S. GAAP, these foreign currency forward contracts are treated as cash flow hedges of forecasted U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecasted foreign currency-denominated expense being hedged. Under IFRS, in the fiscal year ended March 31, 2007, the Company recorded a negative fair value adjustment of EUR21.8 million (net of tax) within accumulated other comprehensive income in respect of these contracts (2006: EUR10.8 million gain). Under U.S. GAAP certain of these derivatives do not qualify for hedge accounting, with the result that a loss of EUR13.3m was recorded in the U.S. GAAP income statement in respect of these. See Note 28 to the Consolidated Financial Statements included in Item 18 for additional information.

     Hedging associated with capital expenditures. During fiscal years 2007 and 2006, the Company also entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts which arise from fluctuations in the U.S. dollar/U.K. pound sterling and U.S. dollar/euro exchange rates. At March 31, 2007, the total unrealized losses relating to these contracts amounted to EUR17.5 million, while at March 31, 2006, unrealized gains amounted to EUR7.5 million. Under both IFRS and U.S. GAAP, the Company generally accounts for these contracts as fair value hedges and accordingly, such financial instruments are recorded in the balance sheet at fair value. Any gains or losses arising on these instruments, as well as the related gain or loss on the underlying aircraft purchase commitment, are recorded in the income statement. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

     Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair's foreign currency contracts outstanding at March 31, 2007 would decrease by approximately EUR112 million, all of which would ultimately impact earnings when such contracts mature.

                       INTEREST RATE EXPOSURE AND HEDGING

     The Company's purchase of 91 of the 133 Boeing 737-800 aircraft delivered as of March 31, 2007 has been funded by bank financing in the form of loans supported by a loan guarantee from ExIm Bank. A further 10 aircraft were financed with finance lease and commercial debt structures. With respect to these 101 aircraft, at March 31, 2007, the Company had outstanding cumulative borrowings under these facilities of EUR1,862 million with a weighted average interest rate of 4.87%. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Resources" for additional information on these facilities and the related swaps, including a tabular summary of the "Effective Borrowing Profile" illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2007. At March 31, 2007, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of EUR49.0 million, as compared with a loss of EUR75.1 million at March 31, 2006. See Note 11 to the Consolidated Financial Statements included in Item 18 for additional information.

     The Company also enters into interest rate swaps to hedge against floating rental payments associated with certain aircraft financed through operating lease arrangements. Through the use of interest rate swaps, Ryanair has effectively converted the floating rental payments due under 12 of these leases into fixed rate payments. At March 31, 2007, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of EUR23.4 million, as compared with a loss of EUR34.2 million at March 31, 2006. These financial instruments are, accordingly, recorded at fair value in the balance sheet and are subsequently re-measured to fair value through equity to the extent effective, with ineffectiveness recorded through the income statement. The Company has recorded no material level of ineffectiveness on these swaps as they have the same critical terms as the underlying item being hedged. Under both IFRS and U.S. GAAP, the Company accounts for all of its swaps as cash-flow hedges of variable rental payments or variable rate debt payments. At March 31, 2007, the Company recorded a total negative fair value adjustment of EUR63.3 million (net of tax) relating to these arrangements (of which EUR14.4 million is the current year impact), which was included within accumulated other comprehensive income, as compared with a EUR95.6 million negative fair value adjustment at March 31, 2006. This loss will be realized within earnings over the period from the expected drawdown of the related financing (i.e., over a period of up to 12 years from March 31, 2007), with an increase in the related interest expense.

     If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately EUR39 million. The earnings and cash flow impact of any such change in interest rates would have been approximately plus or minus EUR10 million per year.

Item 12. Description of Securities Other than Equity Securities

         Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15. Controls and Procedures

Item 15A.Disclosure Controls and Procedures

     The Company has carried out an evaluation, as of March 31, 2007, under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company's evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company's management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 15B.Management's  Annual  Report  on  Internal  Control  over  Financial
         Reporting

     The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

     (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

     (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and

     (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

     The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on the criteria established in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2007.

     Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Our independent registered public accounting firm, KPMG, has issued an auditors' report on management's assessment of our internal control over financial reporting. This report on the audit of our assessment of internal control over financial reporting is included below.

Item 15C. Attestation Report of the Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ryanair Holdings plc:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal control over Financial Reporting that Ryanair Holdings plc maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control
- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ryanair Holdings plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of internal control over financial reporting of Ryanair Holdings plc based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Ryanair Holdings plc maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by COSO. Also, in our opinion, Ryanair Holdings plc maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries as of March 31, 2007 and 2006, and the related consolidated income statements, cash flow statements and statements of recognized income and expense for each of the years in the three-year period ended March 31, 2007 and our report dated September 20, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
September 20, 2007

Item 15D. Changes in Internal Control over Financial Reporting

     There has been no change in the Company's internal control over financial reporting during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     The Company's Board of Directors has determined that Emmanuel Faber qualifies as an "audit committee financial expert" within the meaning of this
Item 16A. Mr. Faber is "independent" for purposes of the listing rules of the Nasdaq.

Item 16B. Code of Ethics

     The Company has adopted a broad Code of Business Conduct and Ethics that meets the requirements for a "code of ethics" as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics applies to the Company's chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, as well as to all of the Company's other officers, directors and employees. The Code of Business Conduct and Ethics is available on Ryanair's website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this annual report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics that apply to its chief executive officer, chief financial officer, chief accounting officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. Principal Accountant Fees and Services

          Audit and Non-Audit Fees

     The following table sets forth the fees billed to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2007 and 2006:


                                                                                         Year ended March 31,
                                                                                   -------------------------------
                                                                                        2007             2006
                                                                                     EUR'000          EUR'000
Audit fees........................................................................       931              213
Audit-related fees................................................................        18               67
Tax fees..........................................................................       243              188
                                                                                   -------------      -----------
       Total fees.................................................................     1,192              468
                                                                                   -------------      -----------


     Audit fees in the above table are the aggregate fees billed by KPMG in connection with the audit of the Company's annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of comfort letters, statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

     Audit-related fees in the above table are the aggregate fees billed by KPMG for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions and employee benefit audit plans.

     Tax fees include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, including tax analysis, work performed in support of other tax-related regulatory requirements and tax compliance reporting.

     Audit Committee Pre-Approval Policies and Procedures

     The audit committee expressly pre-approves any engagement of Ryanair's independent auditors for all audit and non-audit services provided to the Company.

Item 16D. Exemptions from the Listing Standards for Audit Committees

          Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Neither the Company nor any affiliated purchaser purchased any of the Company's Ordinary Shares or ADRs during fiscal year 2007. See "Item 9. The Offer and Listing-Trading Markets and Share Prices" for information regarding recent share buy-backs.

                                    PART III

Item 17. Financial Statements

         Not applicable.

Item 18. Financial Statements

                              RYANAIR HOLDINGS PLC
                          INDEX TO FINANCIAL STATEMENTS
                                                                                                                Page
Report of Independent Registered Public Accounting Firm................................................         F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2007 and March 31, 2006...............         F-2

Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2007, March 31
2006 and March 31, 2005................................................................................         F-3

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years Ended March 31, 2007, March 31,
2006 and March 31, 2005................................................................................         F-4

Consolidated Statements of Recognized Income and Expense of Ryanair Holdings plc for the Years
ended March 31, 2007, March 31, 2006 and March 31, 2005................................................         F-5

Notes forming part of the Financial Information........................................................         F-6


Item 19. Exhibits

     1.1 Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings' Annual Report on Form 20-F filed on September 27, 2006 (Commission file No. 000-29304)).

     1.2 The total amount of long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10.0% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

     4.1 Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit
          4.1 of Ryanair Holdings' Annual Report on Form 20-F filed on September 30, 2002 (Commission file No. 000-29304)).

     4.2 Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings' Annual Report on Form 20-F filed on September 30, 2005 (Commission file No. 000-29304)).

     8.1  List of principal subsidiaries of the registrant

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

                                  Date:  September 20, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (collectively, 'the Company') as of March 31, 2007 and 2006, and the related consolidated income statements, cash flow statements and statements of recognized income and expense, for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of years in the three-year period ended March 31, 2007, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU).

IFRSs as adopted by the EU vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

We also have  audited,  in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States), the effectiveness of Ryanair Holdings plc's internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 20, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG
Chartered Accountants
Dublin, Ireland
September 20, 2007


                                                  Consolidated Balance Sheet

                                                                                                At March 31,           At March 31
                                                                                                    2007                    2006
                                                                                                ------------           ------------
                                                                                 Note              EUR000                 EUR000

Non-current asset
   Property, plant and equipment.....................................             2                2,884,053              2,532,988
   Intangible assets.................................................             3                   46,841                 46,841
   Available for sale financial assets...............................             4                  406,075                      -
   Derivative financial instruments..................................             5                        -                    763
                                                                                                ------------           ------------
Total non-current assets.............................................                              3,336,969              2,580,592
                                                                                                ------------           ------------
Current assets
   Inventories ......................................................             6                    2,420                  3,422
   Other assets .....................................................             7                   77,707                 29,453
   Trade receivables.................................................             8                   23,412                 29,909
   Derivative financial instruments..................................             5                   52,736                 18,872
   Restricted cash...................................................             9                  258,808                204,040
   Financial assets: cash > 3 months.................................                                592,774                328,927
   Cash and cash equivalents.........................................                              1,346,419              1,439,004
                                                                                                ------------           ------------
Total current assets.................................................                              2,354,276              2,053,627
                                                                                                ------------           ------------
Total assets.........................................................                              5,691,245              4,634,219
                                                                                                ============           ============
Current liabilitie
   Trade payables....................................................                                 54,801                 79,283
   Accrued expenses and other liabilities............................            10                  807,136                570,614
   Current maturities of debt........................................            11                  178,918                153,311
   Derivative financial instruments..................................             5                   56,053                 27,417
   Current tax.......................................................            12                   20,822                 15,247
                                                                                                ------------           ------------
Total current liabilities............................................                              1,117,730                845,872
                                                                                                ------------           ------------
Non-current  liabilities
   Provisions........................................................            13                   28,719                 16,722
   Derivative financial instruments..................................             5                   58,666                 81,897
   Deferred income tax liability.....................................            12                  151,032                127,260
   Other creditors...................................................            14                  112,177                 46,066
   Non-current maturities of debt....................................            11                1,683,148              1,524,417
                                                                                                ------------           ------------
Total non-current liabilities........................................                              2,033,742              1,796,362
                                                                                                ------------           ------------
Shareholders' equity
   Issued share capital..............................................            15                    9,822                  9,790
   Share premium account.............................................            15                  607,433                596,231
   Retained earnings.................................................            16                1,905,211              1,467,623
   Other reserves....................................................            16                   17,307               (81,659)
                                                                                                ------------           ------------
Shareholders' equity.................................................                              2,539,773              1,991,985
                                                                                                ------------           ------------
Total liabilities and shareholders' equity...........................                              5,691,245              4,634,219
                                                                                                ============           ============


                           The accompanying notes are an integral part of the financial information.

                                       F-2


                                                     Consolidated Income Statement

                                                                                 Year ended    Year ended    Year ended
                                                                                  March 31,     March 31,     March 31,
                                                                                    2007          2006          2005
                                                                                ----------    ----------    ----------
                                                                        Note       EUR000        EUR000        EUR000
Operating revenues
   Scheduled revenues.......................................                     1,874,791     1,433,377     1,128,116
   Ancillary revenues.......................................            17         362,104       259,153       190,921
                                                                                ----------    ----------    ----------
Total operating revenues-continuing operations..............            17       2,236,895     1,692,530     1,319,037
                                                                                ----------    ----------    ----------
Operating expenses
   Staff costs..............................................            18        (226,580)     (171,412)     (141,673)
   Depreciation.............................................             2        (143,503)     (124,405)     (110,357)
   Fuel & oil...............................................                      (693,331)     (462,466)     (265,276)
   Maintenance, materials & repairs.........................                       (42,046)      (37,417)      (26,280)
   Marketing & distribution costs...........................                       (23,795)      (13,912)      (19,622)
   Aircraft rentals.........................................                       (58,183)      (47,376)      (21,546)
   Route charges............................................                      (199,240)     (164,577)     (135,672)
   Airport & handling charges...............................                      (273,613)     (216,301)     (178,384)
   Other....................................................            19        (104,859)      (79,618)      (79,489)
                                                                                ----------    ----------    ----------
Total operating expenses....................................                    (1,765,150)   (1,317,484)     (978,299)
                                                                                ----------    ----------    ----------

Operating profit - continuing operations....................                       471,745       375,046       340,738

Other income/(expenses)
   Finance income...........................................                        62,983        38,219        28,342
   Finance expense..........................................            21         (82,876)      (73,958)      (57,629)
   Foreign exchange (losses)................................                          (906)       (1,234)       (2,302)
   Gain on disposal of property, plant and equipment........                            91           815            47
                                                                                ----------    ----------    ----------
Total other income/(expenses)...............................                       (20,708)      (36,158)      (31,542)
                                                                                ----------    ----------    ----------
Profit before tax...........................................                       451,037       338,888       309,196
   Tax on profit on ordinary activities.....................            12         (15,437)      (32,176)      (29,153)
                                                                                ----------    ----------    ----------
Profit for the year - all attributable to equity holders of parent....             435,600       306,712       280,043
                                                                                ==========    ==========    ==========
   Basic earnings per ordinary share (in euro cents)........            23           28.20         20.00         18.43
   Diluted earnings per ordinary share (in euro cents)......            23           27.97         19.87         18.33
   Number of ordinary shares (in 000's).....................            23       1,544,457     1,533,666     1,519,822
   Number of diluted shares (in 000's)......................            23       1,557,503     1,543,562     1,528,006
                                                                                ==========    ==========    ==========

                                  The accompanying notes are an integral part of the financial information.

                                                   Consolidated Cash Flow Statement


                                                                                 Year ended    Year ended   Year ended
                                                                                  March 31,     March 31,    March 31
                                                                                    2007          2006         2005
                                                                               ----------     ----------   ----------
                                                                                   EUR000        EUR000       EUR000
Operating activities
   Profit before tax.................................                              451,037       338,888      309,196

Adjustments to reconcile profits before tax to net cash provided by operating activities
   Depreciation......................................                              143,503       124,405      110,357
   Decrease/(increase) in inventories................                                1,002          (962)        (424)
   Decrease/(increase) in trade receivables..........                                6,497        (9,265)      (5,712)
   (Increase) in other current assets................                              (30,849)         (882)      (4,855)
   (Decrease)/increase in trade payables.............                              (24,482)      (12,835)      24,182
   Increase in accrued expenses......................                              233,839       150,083       89,406
   (Decrease)/increase in other creditors............                               75,351        11,403      (10,986)
   Increase in maintenance provisions................                               11,997         9,486          714
   (Gain) on disposal of property, plant and equipment                                 (91)         (815)         (47)
   Decrease/(increase) in interest receivable........                                   48        (3,959)        (505)
   Decrease in interest payable......................                                2,671         1,159        3,420
   Retirement costs..................................                                  589           507          167
   Share based payments..............................                                3,935         2,921          488
   Income tax........................................                               (5,194)          436       (4,198)
                                                                                ----------    ----------   ----------
Net cash provided by operating activities............                              869,853       610,570      511,203
                                                                                ----------    ----------   ----------
Investing activities
   Capital expenditure (purchase of property, plant and equipment)                (494,972)     (546,225)    (631,994)
   Proceeds from sale of property, plant and equipment                                 495         8,460        2,234
   Purchase of equities classified as available for sale                          (344,917)            -            -
   Investment in restricted cash.....................                              (54,768)            -       (4,040)
   (Investment)/reduction in financial assets: cash > 3 months                    (263,847)      200,480     (216,662)
                                                                                ----------    ----------   ----------
Net cash used in investing activities................                           (1,158,009)     (337,285)    (850,462)
                                                                                ----------    ----------   ----------

Financing activities
   Net proceeds from shares issued...................                               11,233        30,590        5,382
   Proceeds from long term borrowings................                              339,409       386,809      550,021
   Repayments of long term borrowings................                             (155,071)     (123,938)     (88,146)
                                                                                ----------    ----------   ----------
Net cash provided by financing activities............                              195,571       293,461      467,257
                                                                                ----------    ----------   ----------
(Decrease)/increase in cash and cash equivalents.....                              (92,585)      566,746      127,998
   Cash and cash equivalents at beginning of year....                            1,439,004       872,258      744,260
                                                                                ----------    ----------   ----------
Cash and cash equivalents at end of  year............                            1,346,419     1,439,004      872,258
                                                                                ==========    ==========    ==========

                       The accompanying notes are an integral part of the financial information.

                                       F-4

                                    Consolidated Statement of Recognized Income and Expense

                                                                                  Year ended   Year ended    Year ended
                                                                                   March 31,    March 31,     March 31
                                                                                     2007         2006          2005
                                                                                ----------     ----------   ----------
                                                                                    EUR000       EUR000         EUR000
Net actuarial gains/(losses) from retirement benefit plans                           1,988         2,327       (4,733)
Cash flow hedge reserve-effective portion of fair value changes to derivatives
Effective portion of changes in fair value of cash
   flow hedges .........................................                            79,025        65,966            -
Net change in fair value of cash flow hedges transferred to   profit and loss      (32,920)      (22,960)           -
                                                                                ----------    ----------   ----------
Net movements into cash flow hedge reserve..............                            46,105        43,006            -

Net increase in fair value of available for sale
   asset................................................                            48,926             -            -
                                                                                ----------    ----------   ----------
Income and expenditure recognized directly in
   equity...............................................                            97,019        45,333       (4,733)
                                                                                ----------    ----------   ----------

                                                                                ----------    ----------   ----------
Profit for the year.....................................                           435,600       306,712      280,043
                                                                                ----------    ----------   ----------

                                                                                ----------    ----------   ----------
Total recognized income and expense.....................                           532,619       352,045      275,310
                                                                                ----------    ----------   ----------

                   The accompanying notes are an integral part of the financial information.

                 Notes forming part of the Financial Information

1.   Basis of preparation and significant accounting policies

Business activity

     Ryanair Limited and subsidiaries ("Ryanair Limited") has operated as an international airline since it commenced operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair Limited. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc. Ryanair Holdings plc and subsidiaries are hereinafter referred to as "Ryanair Holdings plc," "we," "our," "us," "Ryanair," "the Company" or "the Group." The Company currently operates a low fares airline headquartered in Dublin, Ireland. All trading activity continues to be undertaken by the Group of companies headed by Ryanair Limited. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) as more particularly detailed below. The following accounting policies have been applied consistently to all periods presented except as otherwise set out below.

Basis of preparation

     The consolidated financial statements have been prepared in accordance with IFRSs as adopted by the EU that are effective for the year ended March 31, 2007. IFRSs as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, none of these differences are relevant in the context of Ryanair and the consolidated financial statements for the periods presented would be no different had IFRS as issued by the IASB been applied. Ryanair's financial statements are therefore, also prepared in accordance with IFRS as issued by the IASB.

     These consolidated financial statements are presented in euro rounded to the nearest thousand, the euro being the functional currency of the parent entity and the majority of the group companies. They are prepared on the historical cost basis, except for derivative financial instruments and available for sale securities which are stated at fair value, and share based payments which are based on fair value determined as at the grant date of the relevant share options. Any non-current assets classified as held for sale are stated at the lower of cost and fair value less costs to sell.

     The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set out in the critical accounting policy section within this note.

Statement of compliance

     The consolidated financial statements have been prepared in accordance with IFRSs as adopted by the EU as were effective for the year ended March 31, 2007 further to the IAS Regulation (EC 1606/2002).

     The IFRSs as adopted by the EU and applied by us in the preparation of these financial statements are those that were effective for the year ended March 31, 2007. The following provides a brief outline of the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been early adopted in these financial statements:

     o Amendment to IAS 1 - Capital Disclosures (effective for annual periods beginning on or after January 1, 2007): this amendment will require additional disclosure about our capital structure;

     o IFRS 7 - Financial Instruments: Disclosures (effective for annual periods beginning on or after January 1, 2007). This will require the Company to make further disclosures relating to our financial instruments than are currently required under IAS 32.

     o IFRIC 9 - Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006) deals with the requirement of an entity to re-assess embedded derivatives during the life of the underlying contract. This interpretation is not expected to have any material effect on the Company's future financial statements.

     o IFRIC 10 - Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). This provides certain guidance to entities in accounting for impairments within interim period financial statements. This is not expected to have any material impact on the Company's financial statements when adopted.

     o IFRIC 11 - IFRS 2 Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007) addresses how share based payment arrangements that affect more than one company in a group are accounted for in each company's financial statements. This is not expected to result in any material change in the way that share based payment transactions are accounted for by the Group.

Basis of consolidation

     The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiaries as of March 31, 2007. Subsidiaries are entities controlled by us. Control exists when we have the power either directly or indirectly to govern the financial and operating policies of the entity so as to obtain benefit from its activities.

     All intercompany account balances have been eliminated in preparing the consolidated financial statements.

     The results of subsidiaries acquired or disposed of in the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal. Upon the acquisition of a business, fair values are attributed to the separable net assets acquired.

Business combinations

     The purchase method of accounting is employed in accounting for the acquisition of businesses. In accordance with IFRS 3, the cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given and liabilities incurred or assumed in exchange for control, together with any directly attributable expenses. The assets and liabilities and contingent liabilities of the acquired entity are measured at their fair values at the date of acquisition. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated are made within 12 months of the acquisition date and are effected prospectively from that date.

Foreign currency translation

     Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in euro, which is the functional currency of the Group's entities.

     Transactions arising in foreign currencies are recorded at the rates of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange prevailing at the balance sheet date and all related exchange gains or losses are accounted for through the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were effected.

Property, plant & equipment

     Property, plant and equipment are stated at historical cost less accumulated depreciation and provisions for impairments, if any. Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight line basis over their expected useful lives at the following annual rates:

                                                                                                         Rate of
                                                                                                      Depreciation
      Plant and equipment...................................................................            20-33.3%
      Fixtures and fittings.................................................................              20%
      Motor vehicles........................................................................             33.3%
      Buildings.............................................................................              5%


     Aircraft are depreciated on a straight line basis over their estimated useful lives to estimated residual values. The current estimates of useful lives and residual values are:

                           Number of
                            Aircraft
                          at March 31,
      Aircraft Type          2007                   Useful Life                      Residual Value
   ------------------   ---------------  ---------------------------------      ---------------------
     Boeing 737-800s         101         23 years from date of manufacture      15% of original cost


     An element of the cost of an acquired aircraft is attributed on acquisition to its service potential reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortized over the shorter of the period to the next check (usually between 8 and 12 years for Boeing 737-800 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalized and amortized over the shorter of the period to the next check or the remaining life of the aircraft.

     Advance and option payments made in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and separately disclosed within property, plant and equipment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date.

     Rotable spare parts held by the Group are classified as property, plant and equipment if they are expected to be used over more than one period and are accounted for and depreciated in the same manner as the related aircraft.

Aircraft maintenance costs

     The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

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

Intangible assets - landing rights

     Intangible assets acquired are recognized to the extent it is considered probable that expected future benefits will flow to the Group and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalized at fair value at that date and are not amortized, where those rights are considered to be indefinite. The carrying value of those rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Group's intangible assets has been recorded to date.

Available for sale securities - equities

     The Group holds certain equity securities which are classified as available for sale, and are measured at fair value, less incremental direct costs, on initial recognition. Subsequent to initial recognition they are measured at fair value, and changes therein, other than impairment losses, are recognized directly in equity. The fair values of available for sale securities are determined by reference to quoted prices at each reporting date. When an investment is de-recognized, the cumulative gain or loss in equity is transferred to the income statement.

     Such securities are considered to be impaired if there is objective evidence which indicates that there may be a negative influence on future cash flows of that asset. This includes where there is a significant or prolonged decline in the fair value below its cost. All impairment losses are recognized in the income statement and any cumulative loss in respect of an available for sale asset recognized previously in equity is transferred to the income statement.

Other financial assets

     Other financial assets comprise cash deposits of greater than 3 months maturity. All are classified as held to maturity as there is a significant financial disincentive from redeeming such amounts at an earlier stage. All such amounts are carried initially at fair value and then subsequently at amortized cost in the balance sheet.

Derivative financial instruments

     Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimise the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Group's earnings, cash flows and equity.

     To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity contracts. These derivative financial instruments are generally held to maturity. The Group enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralised completely.

     Derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, derivative financial instruments continue to be restated to fair value.

     The fair value of interest rate swaps is computed by discounting the projected cash-flows on the company's swap arrangements to present value. The fair value of forward exchange contracts and commodity contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

     Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity (in the cash flow hedging reserve). When the hedged forecasted transaction results in the recognition of a non financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of that asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss thereon is recognized in the income statement immediately.

     When a hedging instrument or hedge relationship is terminated but the underlying hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized in the income statement immediately.

     Where a derivative financial instrument hedges the changes in fair value of a recognized asset or liability or an unrecognized firm commitment, any gain or loss on the hedging instrument is recognized in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss also being recognized in the income statement.

Inventories

     Inventories are stated at the lower of cost and net realisable value. Cost is based on invoiced price on an average basis for all stock categories. Net realisable value is calculated as estimated selling price net of estimated selling costs.

Trade and other receivables and payables

     Trade and other receivables and payables are stated at cost less impairment losses, which approximate to fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

     Cash represents cash held at banks and available on demand.

     Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash. Cash equivalents include investments in commercial paper, certificates of deposit and cash deposits of more than one day, but less than 3 months. Deposits with a maturity of greater than 3 months are recognized as short term investments.

Interest bearing loans & borrowings

     All loans and borrowings are initially recorded at the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest bearing loans are measured at amortized cost, using the effective interest yield methodology.

Leases

     Assets held under finance leases are capitalized in the balance sheet and are depreciated over their estimated useful lives. The present values of the future lease payments are recorded as obligations under finance leases and the interest element of the lease obligation is charged to the income statement over the period of the lease in proportion to the balances outstanding.

     Expenditure  arising  under  operating  leases  is  charged  to the  income statement as incurred. The Group also enters into sale and leaseback transactions whereby it sells the rights to acquire an aircraft to a third party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal, where the price achieved is not considered to be at fair value, is spread over the period the asset is expected to be used. The profit or loss amount deferred is included within other creditors and analyzed into its components of greater or less than one year.

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

Revenues

     Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognized in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and is included in accrued expenses and other liabilities. It is released to the income statement as passengers fly. Unused tickets are recognized as revenue on a systematic basis. Miscellaneous fees charged for any changes to flight tickets are recognized in revenue immediately.

     Ancillary revenues are recognized in the income statement in the period the ancillary services are provided.

Share-based payments

     The Group engages in equity-settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the share options granted on the date of the grant. The cost of the employee services received in respect of the share options granted is recognized in the income statement over the period that the services are received, which is the vesting period, with a corresponding credit to equity. The fair value of the options granted is determined using a Binomial Lattice option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Non market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognized in the income statement reflects the number of vested shares or share options.

     On transitioning to IFRS for the first time in the year ended March 31, 2006 the Group also availed itself of the transition provisions in IFRS 1 for share based payments by only applying the fair value calculation to share option grants that were made after November 7, 2002, but which had not vested by January 1, 2005.

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

     The liabilities and costs associated with the Group's defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of each scheme's liabilities are determined by reference to market yields at the balance sheet date of high quality corporate bonds in the same currency and with terms consistent with those of the associated pension obligations. The net surplus or deficit arising on the Group's defined benefit schemes is shown within non-current assets or liabilities on the balance sheet. The deferred tax impact of any such amount is disclosed separately within deferred tax.

     The Group separately recognises the operating and financing costs of defined benefit pensions in the income statement. The standard permits a number of options for the recognition of actuarial gains and losses. The Group has opted to recognise all actuarial gains and losses within equity as permitted under IFRS.

Income taxes including deferred income taxes

     Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognized directly in equity (such as certain derivative financial instruments, available for sale assets, pensions and other post retirement obligations), in which case it is recognized in equity. Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date.

     Deferred income tax is provided in full, using the liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying accounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date and expected to apply when the temporary differences reverse.

     The following temporary differences are not provided for: the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.

     A deferred tax asset is recognized to the extent that it is probable that future tax profits will be available against which temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that a sufficient taxable profit would be available to allow all or part of the deferred tax asset to be realized.

Critical accounting policies

     The Group believes that its critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements.

     In accounting for long lived assets (principally aircraft and related parts), Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate. In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company's owned aircraft, and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair's maintenance program, changes in utilisation of the aircraft, governmental regulations on ageing of aircraft and changing market prices for new and used aircraft of the same or similar types.

     Ryanair evaluates its estimates and assumptions in each reporting period and when warranted adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

     Ryanair periodically evaluates its long lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of aircraft, a significant change in an aircraft's physical condition and operating or cash-flow losses associated with the use of the aircraft. While the airline industry as a whole has experienced many of these factors from time to time, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The company will continue to monitor its aircraft and the general airline operating environment.

     An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of the engines and airframe. Additionally, where Ryanair has a lease commitment to perform aircraft maintenance, a provision is made during the lease term for this obligation. Both of these accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provision to be set aside and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilisation of the aircraft, changes to government regulations and increases and decreases in the estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts these assumptions, which generally impact on maintenance and depreciation expense in the income statement, on a prospective basis.

2.   Property, plant and equipment

                                                         Hangar &     Plant &     Fixtures &     Motor
                                           Aircraft     Buildings    Equipment     Fittings     Vehicles      Total
                                         -----------   -----------  -----------  -----------  -----------  -----------
                                            EUR000        EUR000       EUR000       EUR000       EUR000      EUR000
      (i)  Year ended March 31, 2007
      Cost
         At March 31, 2006.............  2,870,085        13,265       6,540        11,773         981     2,902,644
         Additions in year.............    478,996         9,772       4,101         1,474         628       494,971
         Disposals in year.............     (4,173)            -        (687)            -           -        (4,860)
                                        ----------    ----------  ----------    ----------  ----------    ----------
         At March 31, 2007.............  3,344,908        23,037       9,954        13,247       1,609     3,392,755
                                        ----------    ----------  ----------    ----------  ----------    ----------
      Depreciation
         At March 31, 2006.............    350,577         3,674       4,876         9,923         606       369,656
         Charge for year...............    140,130           685       1,402           987         299       143,503
         Eliminated on disposals.......     (4,025)            -        (432)            -           -        (4,457)
                                        ----------    ----------   ----------   ----------  ----------    ----------
         At March 31, 2007.............    486,682         4,359       5,846        10,910         905       508,702
                                        ----------    ----------   ----------   ----------  ----------    ----------
      Net book value
         At March 31, 2007.............  2,858,226        18,678       4,108         2,337         704     2,884,053
                                        ==========    ==========   ==========   ==========  ==========    ==========
      (ii)  Year ended March 31, 2006
      Cost
         At March 31, 2005.............  2,544,771        13,129       5,357        10,685         640     2,574,582
         Additions in year.............    542,518           136       1,183         1,136         341       545,314
         Disposals in year.............   (217,204)            -           -           (48)          -      (217,252)
                                        ----------    ----------   ----------   ----------  ----------    ----------
         At March 31, 2006.............  2,870,085        13,265       6,540        11,773         981     2,902,644
                                        ----------    ----------   ----------   ----------  ----------    ----------
      Depreciation
         At March 31, 2005.............    440,374         2,934       3,938         8,933         512        456,691
         Charge for year...............    121,611           740         938         1,022          94       124,405
         Eliminated on disposals.......   (211,408)            -           -           (32)          -      (211,440)
                                        ----------    ----------   ----------   ----------  ----------    ----------
         At March 31, 2006.............    350,577         3,674       4,876         9,923         606       369,656
                                        ----------    ----------   ----------   ----------  ----------    ----------
      Net book value
         At March 31, 2006.............  2,519,508         9,591       1,664         1,850         375     2,532,988
                                        ==========     =========    ==========  ==========  ==========    ==========

     At March 31, 2007, aircraft with a net book value of EUR2,504.1m (March 31, 2006: EUR2,124.4m) were mortgaged to lenders as security for loans. Under the security arrangements for the Group's new Boeing 737-800 aircraft, the Group does not hold legal title to those aircraft while these loan amounts remain outstanding.

     At March 31, 2007, the cost and net book value of aircraft includes EUR392.6m (March 31, 2006: EUR301.5m) in respect of advance payments and options on aircraft. This amount is not depreciated. The cost and net book value also includes capitalized aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

     The net book value of assets held under finance leases at March 31, 2007 and 2006 was EUR183.1m and EUR91.6m respectively.

3.   Intangible assets

                                                                                              At March 31,
                                                                                ---------------------------------------
                                                                                      2007                   2006
                                                                                ---------------         ---------------
                                                                                     EUR000                 EUR000


      Landing rights.......................................................          46,841                 46,841
                                                                                ===============         ===============

     Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The directors also consider that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash flow projections for a twenty-year period for each route which has an individual landing right. The calculation of value in use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material affect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights carrying amounts exceeding their recoverable amounts. These projections have been discounted using a rate that reflects management's estimate of the long-term pre-tax return on capital employed for its scheduled airline business, estimated to be 5.0% for 2007 and 4.7% for 2006.

4.   Available for sale financial assets

     During the year the Company acquired a 25.2% stake in Aer Lingus plc. an Irish airline, at a cost of EUR344.9m. The balance sheet value of EUR406.1m reflects its market value as at March 31, 2007. In accordance with the Company's accounting policy, these assets are held at fair value with a corresponding adjustment to equity following initial acquisition. This investment is classified as available for sale because the Group does not have the power to exercise a significant influence over the entity.

5.   Derivative financial instruments

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

The Group's historical fuel risk management policy has been to hedge between 70% and 90% of the forecasted rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in world jet fuel prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. In more recent times, due to fundamental changes in the world energy markets, the Group has adopted a more selective approach to fuel hedging. At March 31, 2007, the Group had hedged approximately 73% of its fuel exposure for the year ended March 31, 2008. (March 31, 2006: Nil).

Foreign currency risk in relation to the Group's trading operations largely arises in relation to non-euro currencies. These currencies are primarily Sterling pounds and U.S. dollar. The Group manages this risk by matching Sterling revenues against Sterling costs. Surplus Sterling revenues are used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs in addition to euro currency on hand, or converted into euro. The Group's objective for interest rate risk management is to reduce interest risk through a combination of financial instruments which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Group aims to achieve the best available return on investments of surplus cash - subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third party market based ratings. In line with the above interest rate risk management strategy the Group has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Group has also entered into floating rate financing for certain aircraft which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral to mitigate certain counterparty risk of fluctuations on certain derivative and other financing arrangements ("restricted cash"). At March 31, 2007, such restricted cash amounted to EUR255m (2006: EUR200.0m). Additional numerical information on these swaps and on other derivatives held by the Group is set out below and in note 11.

     The Group utilizes a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Group's balance sheet and have been utilized to hedge against these particular risks arising in the normal course of the Group's business. All have been designated as hedges for the purposes of IAS 39 and are fully set out below.

     Derivative financial instruments, all of which have been recognized at fair value in the Group's balance sheet, are analyzed as follows:

                                                                                                     2007             2006
                                                                                                 -----------      -----------
                                                                                                    EUR000           EUR000
      Non-current assets
      Gains on cash flow hedging instruments - maturing after one year....................               -              763
                                                                                                ----------       ----------
                                                                                                         -              763
                                                                                                ----------       ----------
      Current assets
      Gains on fair value hedging instruments - maturing within one year..................               -            7,543
      Gains on cash flow hedging instruments - maturing after one year....................          52,736           11,329
                                                                                                ----------       ----------
                                                                                                    52,736           18,872
                                                                                                ----------       ----------
      Total derivative assets.............................................................          52,736           19,635
                                                                                                ----------       ----------
      Current liabilities
      Losses on fair value hedging instruments - maturing within one year.................         (17,217)                -
      Losses on cash flow hedging instruments - maturing within one year..................         (38,836)         (27,417)
                                                                                                ----------       ----------
                                                                                                   (56,053)         (27,417)
                                                                                                ----------       ----------
      Non-current liabilities
      Losses on fair value hedging instruments - maturing after one year..................            (236)                -
      Losses on cash flow hedging instruments - maturing after one year...................         (58,430)         (81,897)
                                                                                                ----------       ----------
                                                                                                   (58,666)         (81,897)
                                                                                                ----------       ----------
      Total derivative liabilities........................................................        (114,719)        (109,314)
                                                                                                ----------       ----------
      Net derivative financial instrument position at year end ...........................         (61,983)         (89,679)
                                                                                                ==========       ==========

                           All of the above gains and losses were unrealized at the period end.

         The table above includes the following derivative arrangements:

                                                                                        Fair value         Fair value
                                                                                           2007               2006
                                                                                      -------------       -------------
                                                                                          EUR000             EUR000
     Interest rate swaps
     Less than one year.......................................................           (16,546)            (27,417)
     More than one year.......................................................           (55,812)            (81,897)
                                                                                      ----------          ----------
                                                                                         (72,358)           (109,314)
                                                                                      ----------          ----------
     Foreign currency forward contracts
     Less than one year.......................................................           (39,507)             18,872
     More than one year.......................................................            (2,854)                763
                                                                                      ----------          ----------
                                                                                         (42,361)             19,635
                                                                                      ----------          ----------
     Commodity forward contracts
     Less than one year.......................................................            52,736                   -
                                                                                      ----------          ----------
                                                                                          52,736                   -
                                                                                      ----------          ----------
     Net derivative position at year end......................................           (61,983)            (89,679)
                                                                                      ==========          ==========

     Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in note 11.

     Interest rate swaps are primarily used to convert a portion of the Group's floating rate exposures on borrowings and operating leases into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt or lease being hedged (i.e. notional principal, interest rate settings, repricing dates). These are all classified as cash flow hedges of the forecasted variable interest payments and rentals due on the Group's underlying debt and operating leases and have been determined to be highly effective in achieving offsetting cash flows. Accordingly no material level of ineffectiveness has been recorded in the income statement relating to these hedges in the current year. Unrealized losses on the Group's interest rate swaps of EUR72.4m (2006: EUR109.3m) will be amortized to the income statement from equity over the period in which forecasted interest and lease payments will be made (typically 1-10 years from the year end), as an offset to the related interest and rental expense.

     Foreign  currency  forward  contracts  are  utilized  in a number  of ways:
Forecast Sterling pounds and euro revenue receipts are converted into U.S. dollars to hedge against forecasted U.S. dollar payments principally for jet fuel, insurance and other aircraft related costs. These are classified as either cash flow or fair value hedges of forecasted and committed U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows and fair values arising from the fluctuation in the U.S. dollar to Sterling pounds and euro exchange rates for the forecasted and committed U.S. dollar purchases. No material level of ineffectiveness has been recorded for these foreign currency forward contracts in the current year as the underlying hedged items and hedging instruments have been consistently closely matched.

     The Group also utilizes jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Group's forecasted fuel purchases, and are arranged so as to match against forecasted fuel delivery and payment requirements. These are classified as cash flow hedges of forecast fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. No material level of ineffectiveness has been recorded on these arrangements in the current or prior year.

6.   Inventories

                                                                                              At March 31,
                                                                                     -----------------------------
                                                                                           2007           2006
                                                                                     -------------   -------------
                                                                                         EUR000         EUR000

      Consumables............................................................             2,420          3,422
                                                                                      =========      =========

     In the view of the Directors, there are no material differences between the
replacement    cost   of   inventories    and   the   balance   sheet   amounts.


7.   Other assets
                                                                                             At March 31,
                                                                                     -----------------------------
                                                                                           2007           2006
                                                                                     -------------   -------------
                                                                                         EUR000         EUR000


      Prepayments.............................................................           39,253         14,643
      Interest receivable.....................................................            9,028          9,076
      Refundable deposits.....................................................           24,088              -
      Value Added Tax recoverable.............................................            5,338          5,734
                                                                                         77,707         29,453
       All amounts fall due within one year.

8.   Trade receivables

                                                                                              At March 31,
                                                                                     -----------------------------
                                                                                           2007           2006
                                                                                     -------------   -------------
                                                                                         EUR000         EUR000

      Trade receivables......................................................            23,600         30,362
      Provision for impairment...............................................              (188)          (453)
                                                                                         23,412         29,909
       All amounts fall due within one year.

                          The movement in the provision for trade receivable impairments is as follows:


                                              Balance at    Additions
                                              beginning     charged to                     Balance at
                                                of year      expenses      Write-offs     end of year
                                                EUR000        EUR000         EUR000          EUR000
                                             ----------   -----------      -----------    -----------

      Year ended March 31, 2007.............         453             -            (265)           188
      Year ended March 31, 2006.............         405            48               -            453
      Year ended March 31, 2005.............         352            53               -            405
                                             ===========  ===========      ===========    ===========

9.   Restricted cash

     Restricted cash consists of EUR255m (2006: EUR200m) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Group, and a further EUR4m (2006: EUR4m) held in escrow relating to ongoing legal proceedings.

10.  Accrued expenses and other liabilities

                                                                                              At March 31,
                                                                                     -----------------------------
                                                                                           2007           2006
                                                                                     -------------   -------------
                                                                                         EUR000         EUR000
      Accruals..............................................................            207,311        109,681
      Taxation..............................................................            193,887        111,291
      Unearned revenue......................................................            405,938        349,642
                                                                                     ----------     ----------
                                                                                        807,136        570,614
                                                                                     ==========     ==========
      Taxation above comprises:
                                                                                              At March 31,
                                                                                     -----------------------------
                                                                                           2007           2006
                                                                                     -------------   -------------
                                                                                         EUR000         EUR000

      PAYE (payroll taxes)..................................................              4,969          4,012
      Other tax (principally air passenger duty)............................            188,918        107,279
                                                                                     ----------     ----------
                                                                                        193,887        111,291
                                                                                     ==========     ==========

11.  Financial    instruments    including    current   and   non-current   debt

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

     The main risks attaching to the Group's financial instruments and the details of the derivatives employed to hedge against these risks have been given in note 5.

(a)  Commodity risk

     The Group's exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

     At the year end, the Group had the following jet fuel arrangements in place;

                                                                                              At March 31,
                                                                                     -----------------------------
                                                                                           2007           2006
                                                                                     -------------   -------------
                                                                                         EUR000         EUR000

      Jet fuel forward contracts- fair value...............................              52,736              -
                                                                                     ==========     ==========

     All of the above commodity contracts mature within the year and are matched against highly probable forecast fuel purchases.


(b) Maturity and interest rate risk profile of financial assets and financial liabilities

     At March 31, 2007,  the Group had total  borrowings of  EUR1,862.1m  (2006:
EUR1,677.7m) from various financial institutions provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 91 Boeing 737-800 aircraft. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long term debt relates to 8 aircraft held under finance leases, 3 aircraft financed under commercial debt and aircraft simulators.

     The maturity profile of the Group's financial liabilities at March 31, 2007 was as follows:

                                                                                Year ended March 31,
                                     Weighted
                                  average fixed      2008          2009          2010          2011      Thereafter       Total
                                      rate (%)      EUR000        EUR000        EUR000        EUR000       EUR000        EUR000
                                   ------------- ------------  ------------  ------------  ------------ ------------  ------------
Fixed rate
Secured long term debt.....            5.17%        57,363        60,758        64,379        68,240      139,662       390,402
Debt swapped from floating to fixed    5.92%        64,492        66,072        67,719        69,391      367,367       635,041
                                    ----------   ----------    ----------    ----------    ----------   ----------    ----------
Secured long term debt after swaps     5.63%       121,855       126,830       132,098       137,631      507,029     1,025,443
Finance leases.............            2.70%             -             -             -             -       73,976        73,976
                                    ----------   ----------    ----------    ----------    ----------   ----------    ----------
Total fixed rate debt......                        121,855       126,830       132,098       137,631      581,005     1,099,419
                                                 ==========    ==========    ==========    ==========   ==========    ==========
Floating rate
Secured long term debt.....                        109,092       112,299       114,659       120,033      774,295     1,230,378
Debt swapped from floating to fixed                (64,492)      (66,072)      (67,719)      (69,391)    (367,367)     (635,041)
                                                 ----------    ----------    ----------    ----------   ----------    ----------
Secured long term debt after swaps                  44,600        46,227        46,940        50,642      406,928       595,337
Finance leases.............                         12,463        13,012        13,587        14,186      114,062       167,310
                                                 ----------    ----------    ----------    ----------   ----------    ----------
Total floating rate debt...                         57,063        59,239        60,527        64,828      520,990       762,647
                                                 ----------    ----------    ----------    ----------   ----------    ----------
Total financial liabilities                        178,918       186,069       192,625       202,459    1,101,995     1,862,066
                                                 ==========    ==========    ==========    ==========   ==========    ==========


             All of the above debt which matures after 2011 will mature over each of the periods between 2012 and 2019.



      The maturity profile of the Group's financial liabilities at March 31, 2006 was as follows:

                                     Weighted
                                  average fixed      2007           2008         2009          2010      Thereafter       Total
                                      rate (%)      EUR000        EUR000        EUR000        EUR000       EUR000        EUR000
                                   ------------- ------------  ------------  ------------  ------------ ------------  ------------
Secured long term debt.....            5.17%        54,174        57,363        60,758        64,379      207,902       444,576
Debt swapped from floating to fixed    5.91%        63,091        64,612        66,166        67,786      436,809       698,464
                                    ----------   ----------    ----------    ----------    ----------   ----------    ----------
Secured long term debt after swaps     5.62%       117,265       121,975       126,924       132,165      644,711     1,143,040
Finance leases.............            2.70%             -             -             -             -       34,395        34,395
                                                 ----------    ----------    ----------    ----------   ----------    ----------
Total fixed rate debt......                        117,265       121,975       126,924       132,165      679,106     1,177,435
                                                 ==========    ==========    ==========    ==========   ==========    ==========
Floating rate
Secured long term debt.....                         93,198        95,655        98,280       100,977      729,267     1,117,377
Debt swapped from floating to fixed                (63,091)      (64,612)      (66,166)      (67,786)     (436,809)    (698,464)
                                                 ----------    ----------    ----------    ----------   ----------    ----------
Secured long term debt after swaps                  30,107        31,043        32,114        33,191      292,458       418,913
Finance leases.............                          5,939         6,195         6,462         6,740       56,044        81,380
Total floating rate debt...                         36,046        37,238        38,576        39,931      348,502       500,293
                                                 ----------    ----------    ----------    ----------   ----------    ----------
Total financial liabilities                        153,311       159,213       165,500       172,096    1,027,608     1,677,728
                                                 ==========    ==========    ==========    ==========   ==========    ==========

Analysis of changes in borrowings during the year

                                                                                              At March 31,
                                                                                     -----------------------------
                                                                                           2007           2006
                                                                                     -------------   -------------
                                                                                         EUR000         EUR000

     Balance at start of year......................................                   1,677,728      1,414,857
     Loans raised to finance aircraft/simulator purchases..........                     339,409        386,809
     Repayments of amounts borrowed................................                    (155,071)      (123,938)
                                                                                     ----------     ----------
        Balance at end of year.....................................                   1,862,066      1,677,728
                                                                                     ==========     ==========


     Less than one year............................................                     178,918        153,311
     More than one year............................................                   1,683,148      1,524,417
                                                                                     ----------     ----------
                                                                                      1,862,066      1,677,728
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

     Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures (typically between 10 and 12 years).

     The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2007, all of the Group's cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 3.85% (2006: 2.71%). The Group also holds an equity investment of EUR406.1m, which was classified as an available for sale security (2006: nil). This has no fixed maturity and is non interest bearing.

                                                      Within        2007      Within        2006
      Financial assets:                               1 year       Total      1 year       Total
                                                   ----------   ----------  ----------  ----------
                                                      EUR000      EUR000      EUR000      EUR000
      Cash and cash equivalents..............      1,346,419   1,346,419   1,439,004   1,439,004
      Cash > 3 months........................        592,774     592,774     328,927     328,927
      Restricted cash........................        258,808     258,808     204,040     204,040
                                                  ----------  ----------  ----------  ----------
      Total financial assets.................      2,198,001   2,198,001   1,971,971   1,971,971
                                                  ==========  ==========  ==========  ==========


     Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependant on the principal amounts on deposit.

(c)  Foreign currency risk

     The Group has exposure to various foreign currencies (principally Sterling pounds and U.S. dollars) due to the international nature of its operations. The Group manages this risk by matching Sterling pound revenues against Sterling pound costs. Any unmatched Sterling pound revenues are used to fund U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance and capital expenditure costs or are sold for euro. Further details of the hedging activity carried out by the Group are given in note 5.

The following table shows the net amount of monetary assets of the Group that are not denominated in euro at March 31, 2007 and March 31, 2006 and have been translated using the following year end foreign currency rates: 2007 EUR to GBP 0.6798, EUR to USD 1.3318 (2006: EUR to GBP 0.6964, EUR to USD 1.2104):


                                                          March 31, 2007                       March 31, 2006
                                           -------------------------------------   -----------------------------------
                                                                         euro                                   euro
                                                 GBP        U.S.$        equiv           GBP       U.S.$       equiv
                                           ---------    ---------    ----------    ---------- ----------   ----------
Monetary assets                               GBP000         $000        EUR000       GBP000        $000       EUR000

   GBP cash and liquid resources.........     68,114            -       100,197       79,424           -      114,049
   USD cash and liquid resources.........        -         15,877        11,921            -      54,839       45,307
                                           ---------    ---------    ----------    ---------  ----------   ----------
                                              68,114       15,877       112,118       79,424      54,839      159,356
                                           =========    =========    ==========    =========  ==========   ==========

     All of the Group's equity securities held as available for sale assets are denominated in euro currency. All of the Group's financial liabilities are denominated in euro.

     The Group also enters into U.S. dollar and Sterling pound currency forward contracts in order to manage currency risk which arises on its forecasted aircraft payments, fuel, maintenance and aviation insurance costs, which are primarily denominated in U.S. dollars, and certain of its revenue income streams which arise in Sterling pounds. See further details in note 5.

     The following table gives details of the notional amounts of the Group's currency forward contracts as at March 31, 2007 and at March 31, 2006:

                                                         March 31, 2007                       March 31, 2006
                                           -------------------------------------   -----------------------------------
                                                                         euro                                   euro
                                                 GBP        U.S.$        equiv           GBP       U.S.$       equiv
                                           ---------    ---------    ----------    ---------- ----------   ----------
Monetary assets                               GBP000         $000        EUR000       GBP000        $000       EUR000
  U.S. dollar currency forward contracts
  - for aircraft purchases..........               -      870,000       668,915            -     480,000      384,268
  - for fuel and other purchases.....              -      989,000       762,228            -     592,923      470,775
  GBP currency forward contracts
  - sterling revenues................              -            -             -       37,039           -       53,044
                                                   -    1,859,000     1,431,143       37,039   1,072,923      908,087


(d)  Fair values

     Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation sale. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

     o Cash and liquid resources: carrying amount approximates to fair value due to the short-term nature of these instruments.

     o Fixed-rate long-term debt: the repayments which Ryanair is committed to make have been discounted at the relevant rates of interest applicable at March 31, 2007 and March 31, 2006, which would be payable to a third party to assume the obligation.

     o Derivative - interest rate swaps: discounted cash flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash flow analyses are based on estimated future interest rates.

     o Derivative - currency forward and aircraft fuel: a comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2007 and March 31, 2006 has been made.

     The fair value of the Group's financial instruments at March 31, 2007 and March 31, 2006 was as follows:

                                                          2007          2007           2006         2006
                                                        Carrying        Fair         Carrying       Fair
                                                         amount        value          amount       value
  Financial assets                                       EUR000        EUR000         EUR000       EUR000
                                                        406,075       406,075              -            -
  Available for sale assets.......................
  Cash and liquid resources
     Cash on cash equivalents.....................    1,346,419     1,346,419      1,439,004    1,439,004
     Cash > 3 months..............................      592,774       592,774        328,927      328,927
     Restricted cash..............................      258,808       258,808        204,040      204,040
  Debt instruments
     Long term debt...............................   (1,862,066)   (1,877,033)    (1,677,728)  (1,703,431)
  Derivative instruments
     Interest rate swaps (loss)...................      (72,358)      (72,358)      (109,314)    (109,314)

  U.S. dollar currency forward contracts gain..         (42,361)      (42,361)        19,837       19,837
  Sterling currency forward contracts gain/....
    (loss)........................................            -             -           (202)        (202)
     Aircraft fuel price contracts gain...........       52,736        52,736              -            -


(e)  Credit risk


     The Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its third party market based ratings and by regular review of these ratings. The Group typically enters into deposits and derivative contracts with parties that have at least an "A" or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

     The Group's revenues derive principally from airline travel on scheduled services, car hire, in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

(f)  Guarantees

     Details of the Group's guarantees and the related accounting have been given in note 24.

(g)  Sensitivity analysis

     Interest rate risk: If the Group had not entered into its interest rate derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of its liability at March 31, 2007 by approximately EUR39m. The earnings and cash flow impact of such a change in interest rates would have been approximately plus or minus EUR10m per year.

     Foreign currency risk: If the Group had not entered into its foreign currency forward contracts, holding other variables constant, if there was an adverse change of 10% in relevant foreign currency change rates, the market value of the Group's foreign currency forward contracts outstanding at March 31, 2007 would decrease by approximately EUR112m.

12.  Deferred and current taxation

     The components of the deferred and current taxation in the balance sheet were as follows:

                                                                                              At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
      Current income tax liabilities                                                   EUR000              EUR000

         Corporation tax provision.............................................        20,822              15,247
                                                                                 ------------        ------------
         Total current tax.....................................................        20,822              15,247
                                                                                 ============        ============
      Deferred income tax liabilities (non-current)
         Origination and reversal of temporary differences on property, plant and equipment, derivatives,...........................................
         pensions, and available for sale securities...........................       151,032             127,260
                                                                                 ------------        ------------
         Total non current.....................................................       151,032             127,260
                                                                                 ============        ============
         Total tax liabilities (net)...........................................       171,854             142,507
                                                                                 ============        ============

                                                                                               At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
      Reconciliation of current tax                                                    EUR000              EUR000
         At beginning of year..................................................        15,247              17,534
         Corporation tax charge in year........................................        22,310               1,950
         Adjustment in respect of prior year under/(over) provision............           578              (4,673)
         Release of tax contingency reserve....................................       (12,119)                  -
         Tax (paid)/refund.....................................................        (5,194)                436
                                                                                 ------------        ------------
         At end of year........................................................        20,822              15,247
                                                                                 ============        ============

                                                                                            At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
      Reconciliation of deferred tax                                                   EUR000              EUR000
         At beginning of year..................................................       127,260             104,180
         Release of tax contingency reserve....................................       (22,078)                  -
         New temporary differences on property, plant and equipment,
          derivatives, pensions and other items................................        45,850              23,080
                                                                                 ------------        ------------
         At end of year........................................................       151,032             127,260
                                                                                 ============        ============


     The release of the tax contingency reserve included above relates to the recognition of certain previously unrecognized tax benefits, resulting in a benefit to the Group's effective tax rate which is not reasonably expected to recur. New temporary differences arising in the year to March 31, 2007 principally consisted of EUR26.7m for property, plant and equipment recognized within the income statement, EUR0.2m for pensions, EUR6.9m for derivatives and EUR12.2m in respect of available for sale assets, all recognized in equity. The charge to March 31, 2006 consisted of temporary differences of EUR34.9m for property, plant and equipment recognized in the income statement, EUR0.3m for pensions and a deferred tax credit of EUR12.1m for derivatives recognized in equity.

                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
       The components of the tax expense in the income statement were as follows:    EUR000          EUR000           EUR000
      Current tax charge for year..............................                      22,310           1,950           11,967
      Adjustment in respect of  prior year under/(over) provisions                      578          (4,673)               -
      Release of tax contingency reserve.......................                     (12,119)              -                -
      Deferred tax charge relating to origination and reversal of temporary
         differences...........................................                      26,746          34,899           17,186
                                                                                 ----------      ----------       ----------
                                                                                     15,437          32,176           29,153
                                                                                 ==========      ==========       ==========

     The following table reconciles the statutory rate of Irish corporation tax to the Group's effective corporation tax rate:

                                                                                   Year ended      Year ended       Year ended
                                                                                     March 31,       March 31,       March 31,
                                                                                       2007           2006             2005
                                                                                  ------------    ------------     ------------
                                                                                        %               %               %
      Statutory rate of Irish corporation tax..................................        12.5            12.5             12.5
      Adjustments for earnings taxed at higher rates...........................         1.2             1.1              0.9
      Adjustments for earnings taxed at lower rates............................        (3.2)           (4.5)            (4.2)
      Other differences........................................................         0.5             0.4              0.2
      Release of tax contingency reserve.......................................        (7.6)              -                -
                                                                                  ----------      ----------       ----------
      Total effective rate of taxation.........................................         3.4             9.5              9.4
                                                                                  ==========      ==========       ==========

     Deferred tax applicable to items charged or credited directly to equity were as follows:


                                                                                            At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
                                                                                      EUR000               EUR000
      Defined benefit pension obligations.......................................         284                 332
      Derivative financial instruments..........................................       6,588              (12,151)
      Available for sale securities.............................................      12,231                    -
                                                                                 ------------        ------------
      Total tax charge/(credit) in equity.......................................      19,103              (11,819)
                                                                                 ============        ============

     At March 31, 2007, the Group had no unused net operating losses carried forward (2006: EUR20.3m). The majority of current and deferred tax recorded in each of fiscal 2007 and 2006 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2007, the Irish headline corporation tax rate remained at 12.5%.

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

     The principal components of deferred tax at each year end were:


                                                                                            At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
                                                                                     EUR000                 EUR000
      Arising on capital allowances and other temporary differences.............    145,164                143,032
      Arising on unused net operating losses carried forward....................          -                 (2,537)
      Arising on derivatives....................................................     (5,563)               (12,151)
      Arising on pensions.......................................................       (800)                (1,084)
      Arising on available for sale securities..................................     12,231                      -
                                                                                 ------------         ------------
      Total.....................................................................    151,032                127,260
                                                                                 ============         ============

     At March 31, 2007 and 2006, the Group had fully provided for all required deferred tax assets and liabilities. No deferred tax has however, been provided on the unremitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13.  Provisions


                                                                                            At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
                                                                                     EUR000                 EUR000
      Provision for aircraft maintenance on operating leased aircraft:
         At beginning of year..............................................          16,722                  7,236
         Charge for the year...............................................          11,997                  9,486
                                                                                 ------------         ------------
         At end of year....................................................          28,719                 16,722
                                                                                 ============         ============

14.  Other creditors

     This consists of:

     o Deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2007, Ryanair entered into a sale and leaseback arrangement for 15 new Boeing 737-800 (2006: 4) aircraft in addition to a further 17 in previous years.

     o The present value of the net pension obligation before tax of EUR7.0m (2006: EUR8.7m) in Ryanair Limited. See note 22 for further details.

     o    Loss on fair value  movement in firm commitments  to acquire  aircraft
          - maturing within the year of EURNil (2006: EUR7.5m), (forming part of the Group's fair value hedge accounting - see note 5).

15.  Issued share capital, share premium account and share options

(a)  Share capital


                                                                                            At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
    Authorized:                                                                      EUR000                EUR000
       1,680,000,000  ordinary equity shares of 0.635 euro cent each......           10,668                10,668
                                                                                 ============         ============
    Allotted, called up and fully paid:
       1,547,028,730  ordinary equity shares of 0.0635 euro cent each.....            9,822                     -
       1,542,033,246 ordinary equity shares of 0.0635 euro cent each......                -                 9,790
                                                                                 ============         ============

     On February 26, 2007 the Company implemented a sub-division of the Company's ordinary shares of EUR1.27 cent into ordinary shares of EUR0.635 cent (the "stock split") both the share capital and earnings per share figures have been restated to give effect to the stock split. The movement in the share capital balance year on year principally relates to 5.0m (2006: 18.1m) in new shares issued due to the exercise of share options.

(b)  Share premium account

                                                                                            At March 31,
                                                                                 ----------------------------------
                                                                                        2007                2006
                                                                                 -----------------   --------------
                                                                                     EUR000                 EUR000

       Balance at beginning of year.......................................          596,231                565,756
       Share premium arising from the exercise of 4,995,486 options in
         fiscal 2007 and 18,107,030 in fiscal 2006........................           11,202                 30,475
                                                                                 ------------         ------------
       Balance at end of year.............................................          607,433                596,231
                                                                                 ============         ============


(c)  Share options and share purchase arrangements

     The Group has adopted a number of share option plans, which allow current or future employees or executive directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted.

     The key terms of these option plans include:

     o    Certain non-market performance conditions to be met;

     o    Approval of the remuneration committee to be given; and

     o Certain employees to remain in employment with the Group for a specified period of time.

     Details of the share options outstanding (as adjusted for the stock split on February 26, 2007) are set out below:

                                                                                                                    Weighted Average
                                                                                                Share Options         Exercise Price
                                                                                              ---------------       ----------------
      Outstanding at March 31, 2005........................................                        51,912,988               EUR2.20
                                                                                              ---------------       ----------------
      Exercised............................................................                      (18,107,030)               EUR1.73
      Granted..............................................................                        10,400,000               EUR3.21
      Expired..............................................................                         (314,848)               EUR1.35
      Forfeited............................................................                       (1,257,108)               EUR1.29
                                                                                              ---------------       ----------------
      Outstanding at March 31, 2006........................................                        42,634,002               EUR2.67
                                                                                              ---------------       ----------------
      Exercised............................................................                       (4,995,486)               EUR2.31
      Granted..............................................................                           666,000               EUR3.77
      Expired..............................................................                         (200,542)               EUR1.21
      Forfeited............................................................                       (2,995,996)               EUR2.40
                                                                                              ---------------       ----------------
      Outstanding at March 31, 2007........................................                        35,107,978               EUR2.77
                                                                                              ===============       ================

     The mid-market price of Ryanair Holdings plc's ordinary shares on the Irish Stock Exchange at March 31, 2007 was EUR5.83 (2006: EUR3.92). The highest and lowest prices at which the Company's shares traded on the Irish Stock Exchange in the year ended March 31, 2007 were EUR6.30 and EUR3.25, respectively (2006:
EUR4.15 and EUR2.80 respectively). There were 1,939,190 options exercisable at March 31, 2007 (2006: 3,510,847). The average share price for the year was EUR4.43 (2006: EUR3.48).

     The Group has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of EUR3.9m (2006: EUR2.9m, 2005:
EUR0.5m) being recognized within the income statement in respect of employee services rendered, which was based on 15.8m share options within the scope of IFRS 2 (2006: 16.0m, 2005: 5.4m) as compared to the total share options disclosed above.

     The weighted average fair value of the individual options granted during the years ended March 31, 2007, 2006 and 2005 were estimated, using a binomial lattice model, based on the following assumptions:

                                                                                  Options Granted
                                                     ----------------------------------------------------------------------------
                                                           2007                2006               2005                   2005
                                                     ----------------------------------------------------------------------------
 Date granted......................................    Apr 7, 2006        Aug 10, 2005        Jul 4, 2004             Nov 9, 2004
 Date of earliest exercise.........................    Apr 7, 2011        Aug 10, 2010        Jul 5, 2009             Nov 9, 2009
 Date of expiration................................    Apr 7, 2013        Aug 10, 2012         Jul 4, 2011            Nov 9, 2011
 Fair value........................................       EUR1.51           EUR1.43              EUR1.93                 EUR2.11
 Assumptions:
    Risk-free interest rate .......................       3.7%                3.0%                3.7%                   3.4%
    Volatility*....................................        40%                40%                 40%                     40%
    Dividend yield.................................        Nil                Nil                 Nil                     Nil
    Expected life (years)..........................        5.5                5.5                 5.5                     5.5

       *historical daily volatility over a five and a half year average period

16.  Retained earnings and other equity movements

                                                               Ordinary     Share premium      Retained        Other
                                                                 shares           account      earnings     Reserves           Total
                                                               --------     ------------      ---------     --------       ---------
                                                                 EUR000           EUR000         EUR000       EUR000          EUR000
   Balance at March 31, 2004..............................        9,643          560,406        883,274            -       1,453,323
                                                               --------     ------------      ---------     --------       ---------
   Issue of ordinary equity shares (net of issue costs)...           32            5,350              -            -           5,382
   Profit for the financial year..........................            -                -        280,043            -         280,043
   Share-based payments...................................            -                -              -          488             488
   Retirement benefits....................................            -                -        (4,733)            -         (4,733)
                                                               --------     ------------      ---------     --------       ---------
   Balance at March 31, 2005..............................        9,675          565,756      1,158,584          488       1,734,503
                                                               --------     ------------      ---------     --------       ---------
   Adjustment for impact of first time adoption of IAS 39.                             -              -    (128,074)       (128,074)
   Effective portion of changes in fair value of cash flow hedges     -                -              -       65,966          65,966
   Net change in fair value of cash flow hedges transferred to the
     profit and loss......................................            -                -              -     (22,960)        (22,960)
                                                               --------     ------------      ---------     --------       ---------
   Net movements into cash flow hedge reserve.............            -                -              -       43,006          43,006
   Issue of ordinary equity shares (net of issue costs)...          115           30,475              -            -          30,590
   Profit for the financial year..........................            -                -        306,712            -         306,712
   Share-based payments...................................            -                -              -        2,921           2,921
   Retirement benefits....................................            -                -          2,327            -           2,327
                                                               --------     ------------      ---------     --------       ---------
   Balance at March 31, 2006..............................        9,790          596,231      1,467,623     (81,659)       1,991,985
                                                               --------     ------------      ---------     --------       ---------

   Effective portion of changes in fair value of cash flow hedges     -                -              -       79,025          79,025

   Net change in fair value of cash flow hedges transferred to the
     profit and loss......................................            -               -              -      (32,920)        (32,920)
                                                               --------     ------------      ---------     --------       ---------
   Net movements into cash flow hedge reserve.............            -                -              -       46,105          46,105
   Issue of ordinary equity shares (net of issue costs)...           32           11,202              -            -          11,234

   Net change in fair value of available for sale asset...            -                -              -       48,926          48,926
   Profit for the financial year..........................            -                -        435,600            -         435,600
   Share-based payments...................................            -                -              -        3,935           3,935
   Retirement benefits....................................            -                -          1,988            -           1,988
                                                               --------     ------------      ---------     --------       ---------
   Balance at March 31, 2007..............................        9,822          607,433      1,905,211       17,307       2,539,773
                                                               ========     ============      =========     ========       =========


    The total share based payments reserve at March 31, 2007 was EUR7.3m (2006: EUR3.4m) and the total cash flow hedge reserve amounted to EUR39.0m (negative) at March 31, 2007 (2006: EUR85.1m negative). The total available for sale reserve amounted to EUR48.9m at March 31, 2007 (2006: Nil). Further details of the Group's derivatives are set out in notes 5 and 11. The accumulated balance on retained earnings is stated after a write off of goodwill on a previous Group reorganization of EUR4.1m which arose in the year ended March 31, 1997. The Group has elected not to restate this transaction in accordance with the transitional provisions of IFRS 1.

17.  Analysis of operating revenues and segmental analysis

     All revenues derive from the Group's principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

     Revenue is analyzed by geographical area (by country of origin) as follows:


                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
      United Kingdom............................................                     984,010          809,706          645,537
      Other European countries..................................                   1,252,885          882,824          673,500
                                                                                  ------------    ------------     ------------
                                                                                   2,236,895        1,692,530        1,319,037
                                                                                  ============    ============     ============

         Ancillary revenues included in total revenue above comprise:


                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
      Non-flight scheduled......................................                     241,990          166,796          115,916
      Car hire..................................................                      22,972           19,752           15,706
      In-flight.................................................                      60,079           45,306           34,939
      Internet income...........................................                      37,063           27,299           24,360
                                                                                  ------------    ------------     ------------
                                                                                     362,104          259,153          190,921
                                                                                  ============    ============     ============

     All of the Group's operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Internet income comprises revenue generated from Ryanair.com, excluding internet car hire revenue, which is included under the heading car hire. Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations and other revenues generated, including excess baggage charges, all directly attributable to the low fares business.

18.   Staff numbers and costs

      The average weekly number of employees, including the executive director, during the year, analyzed by category, was as follows:


                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
         Flight and cabin crew..................................                       3,052            2,271            1,813
         Sales, operations and administration...................                         939              792              791
                                                                                  ------------    ------------     ------------
                                                                                       3,991            3,063            2,604
                                                                                  ============    ============     ============

         The aggregate payroll costs of these persons were as follows:


                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
         Salaries and related costs.............................                     204,654          151,962          127,740
         Social welfare costs...................................                      15,547           13,338           10,512
         Other pension costs(i).................................                       2,444            3,191            2,933
         Share based payments ..................................                       3,935            2,921              488
                                                                                  ------------    ------------     ------------
                                                                                     226,580          171,412          141,673
                                                                                 ============    ============     ============

     (i) Costs in respect of defined contribution benefit plans and other pension arrangements were EUR0.7m (2006: EUR1.4m, 2005: EUR1.5m) while costs associated with defined benefit plans included here were EUR1.7m (2006: EUR1.8m, 2005: EUR1.4m) (See note 22).


19.  Other expenses-insurance claim

     Included in the income statement for the year to March 31, 2006 is a credit of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft. This credit has been included as a reduction to insurance costs included within operating expenses in the 2006 income statement. No such items arose in either fiscal 2007 or 2005.

20.  Statutory and other information

                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
      Directors' emoluments:
           -Fees..................................................                       251              265              280
           -Other emoluments, including bonus and pension
               contributions......................................                     1,032              877              721
                                                                                  ------------    ------------     ------------
      Depreciation of property, plant and equipment...............                   138,109          120,877          110,063
      Depreciation of property, plant and equipment held under
        finance leases............................................                     5,394            3,528              294
      Auditors' remuneration
           - audit(i).............................................                       281              213              196
           - audit-related(ii)....................................                        18               67               39
           - tax services(iii)....................................                       243              188              232
           - integrated audit costs associated with Sarbanes-
      Oxley(i)....................................................                       650                -                -
      Operating lease charges, principally aircraft...............                    58,183           47,376           33,471
                                                                                  ============    ============     ============


       (i) Audit services include integrated audit work performed on the consolidated financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

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

(a)  Fees and emoluments - Executive Director

                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                      EUR000           EUR000           EUR000

      Basic salary.......................................                                565              550              505
      Performance related bonus..........................                                365              200              127
      Pension contributions..............................                                 62               58               49
                                                                                  ------------    ------------     ------------
                                                                                         992              808              681
                                                                                  ============    ============     ============

     During the years ended March 31, 2007, 2006 and 2005 Michael O'Leary was the only Executive Director.

(b)  Fees and emoluments - Non-executive Director

                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
      Fees                                                                            EUR000           EUR000           EUR000
      Emmanuel Faber.....................................                                 47               47               50
      Michael Horgan.....................................                                 32               32               32
      Klaus Kirchberger..................................                                 32               32               32
      Raymond MacSharry (retired September, 2006)........                                 23               47               47
      Kyran McLaughlin...................................                                 47               47               47
      James R. Osborne...................................                                 38               28               40
      Paolo Pietrogrande.................................                                 32               32               32
                                                                                  ------------    ------------     ------------
                                                                                         251              265              280
                                                                                  ------------    ------------     ------------
      Emoluments
      Michael Horgan.....................................                                 40               40               40
                                                                                  ------------    ------------     ------------
                                                                                         291              305              320
                                                                                  ============    ============     ============
(c)  Pension benefits

      Director - Michael O'Leary                                                 Fiscal 2007      Fiscal 2006     Fiscal 2005
                                                                                 ------------     ------------    ------------
                                                                                         EUR              EUR             EUR
      Increase in accrued benefit........................                              9,535            8,885           6,128
                                                                                 ============     ============    ============
      Transfer value equivalent of increase in accrued benefit                        56,735           49,549          33,735
                                                                                 ============     ============    ============
      Total accumulated accrued benefit..................                            116,907          104,244          93,139
                                                                                 ============     ============    ============


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

(d)  Shares and share options

(i)  Shares

     Ryanair Holdings plc is listed on the Irish, London and Nasdaq Stock Exchanges. The beneficial interests as at March 31, 2007, 2006 and 2005 of the Directors and of their spouses and minor children in the share capital of the Company are as follows:

                                                                      March 31,                March 31,                  March 31,
                                                                        2007                     2006                       2005
                                                                    No. of Shares            No. of Shares             No. of Shares
                                                                    -------------            -------------             -------------
David Bonderman.........................................               14,117,360               14,017,360                14,017,360
Michael O'Leary.........................................               65,000,016               70,000,016                82,000,016
James R. Osborne........................................                1,410,256                1,410,256                 1,410,256
T. Anthony Ryan.........................................                6,517,070               11,517,070                11,517,070
Kyran McLaughlin........................................                  150,000                   50,000                    50,000
Michael Horgan..........................................                   50,000                   50,000                     8,000
Raymond MacSharry.......................................                        -                        -                    14,560

     All figures have been adjusted for 2:1 stock split on February 26, 2007

(ii) Share options

     The number of share options held by directors in office at the end of fiscal 2007 were:

                                                                      March 31,                March 31,                  March 31,
                                                                        2007                     2006                       2005
                                                                Number of Options        Number of Options         Number of Options
                                                                -----------------        -----------------         -----------------
David Bonderman*...........................................                     -                  100,000                   100,000
Emmanuel Faber**...........................................                50,000                   50,000                    50,000
Michael Horgan*............................................                     -                        -                   100,000
Klaus Kirchberger**........................................                50,000                   50,000                    50,000
Kyran McLaughlin*..........................................                     -                  100,000                   100,000
Michael O'Leary***.........................................                81,240                   81,240                    81,240
James R. Osborne*..........................................                     -                  100,000                   100,000
Paolo Pietrogrande*........................................                     -                  100,000                   100,000
T. Anthony Ryan*...........................................                     -                  100,000                   100,000
Raymond MacSharry..........................................                     -                        -                   100,000

         All figures have been adjusted for 2:1 stock split on February 26, 2007

         Directors not referred to above held no shares or share options.

     * These options were granted to these Directors at EUR1.85 (the market value at date of grant) during the year ended March 31, 2001 and were exercisable between June 2005 and June 2007.

     ** These options were granted to these Directors at EUR2.83 each (the market value at date of grant) during the year ended March 31, 2003 and are exercisable between June 2007 and June 2009.

     *** These options were granted to Michael O'Leary as follows: 35,402 in fiscal 2003 at EUR2.86 and 45,838 in fiscal 2004 at EUR2.21 (the market value at date of grant), in either case under the 2003 share option plan these are exercisable between 2009 and 2011.

21.  Finance expense

                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                      EUR000           EUR000           EUR000
  Interest payable on bank loans wholly repayable after
     five years............................................                           82,891           73,758           57,499
  Interest arising on pension liabilities, net
    (see note 22)..........................................                             (15)              200              130
                                                                                  ------------    ------------     ------------
                                                                                      82,876           73,958           57,629
                                                                                  ============    ============     ============

22.   Pensions

      The Group accounts for pensions in accordance with IAS 19, "Employee Benefits," (IAS 19).

     The Company operates defined benefit and defined contribution schemes.

     (i)  Defined benefit schemes

     The Group funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for eligible Irish and UK employees. In general, on retirement, a member is entitled to pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. Theses plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2007 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at December 31, 2003 in accordance with local regulatory requirements using the projected unit credit method and the valuation reports are not available for public inspection. A new 3 year actuarial evaluation is currently underway.

     The 2003 actuarial report showed that at the valuation date the market value of the scheme's assets was EUR11.5m, which was sufficient to cover more than 100% of the accrued liabilities, based on current earnings and 78% of the accrued liabilities allowing for expected future increases in earnings. The actuarial report recommends payment of contributions at 11.5% of staff and 17.8% of pilots' pensionable salaries respectively, which is an increase from previous contribution rates, intended to make good the shortfall on accrued liabilities allowing for expected future increases in earnings. These rates may be revised following the new actuarial valuation.

     A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

                                                                                                   At March 31,
                                                                               -----------------------------------------------------
                                                                               2007                    2006                     2005
                                                                               -----------------------------------------------------
                                                                                  %                       %                        %
Discount rate used for Irish plan...............                               4.75                    4.75                     4.50
Discount rate used for UK plan..................                               5.35                    4.90                     5.35
Return on plan assets for Irish plan............                               6.95                    6.61                     6.43
Return on plan assets for UK plan...............                               7.38                    6.93                     6.61
Rate of Euro inflation..........................                               2.50                    2.25                     2.00
Rate of UK inflation............................                               2.75                    2.75                     2.75
Future pension increases in Irish plan..........                               0.00                    2.75                     2.75
Future pension increases in UK plan ............                               2.75                    2.75                     2.75
Future salary increases for Irish plan..........                               3.50                    3.25                     3.50
Future salary increases for UK plan.............                               3.75                    3.75                     4.25
                                                                               =====================================================

     The Group uses certain mortality rate assumptions when calculating scheme obligations. Both the Irish and UK schemes use the PMA/PFA92 mortality tables for calendar year 2020, for current employees, which include sufficient allowance for future improvements in mortality rates. Retirement ages for scheme members are 60 for pilots and 65 for staff. The current life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes are the following.

                                                                                                                     At March 31,
                                                                                                                        2007
                                                                                                                     ------------
                                                                                                                        Years
Retiring at age 60:
Male..........................................................................................                             24.4
Female........................................................................................                             27.4

Retiring at age 65:
Male..........................................................................................                             19.8
Female........................................................................................                             22.8

     The amount recognized in the consolidated balance sheet in respect of our defined benefit plans is as follows:

                                                                                                  At March 31,
                                                                                   --------------------------------------------
                                                                                       2007             2006             2005
                                                                                   ----------        ---------        ---------
                                                                                     EUR000           EUR000            EUR000
Present value of benefit obligations......................                          (35,596)         (33,367)          (29,213)
Fair value of plan assets.................................                            28,616           24,690            18,585
                                                                                   ----------        ---------        ---------
Present value of net obligations..........................                           (6,980)          (8,677)          (10,628)
Related deferred tax asset................................                               872            1,084             1,329
                                                                                   ----------        ---------        ---------
Net pension (liability)...................................                           (6,108)          (7,593)           (9,299)
                                                                                   ==========        =========        =========

     The amount recognized in the consolidated income statement in respect of our defined benefit plans is as follows:

                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                      EUR000           EUR000           EUR000
Included in payroll costs
Service cost.................................................                          1,722            1,812            1,417
                                                                                  ------------    ------------     ------------
Included in finance costs
Interest on pension scheme liabilities.......................                          1,682            1,460            1,207
Expected return on plan assets...............................                        (1,697)          (1,260)          (1,077)
                                                                                  ------------    ------------     ------------
Net finance costs............................................                           (15)              200              130
                                                                                  ------------    ------------     ------------
Net periodic pension cost....................................                          1,707            2,012            1,547
                                                                                  ============    ============     ============

     Analysis of amounts included in the Statements of Recognized Income and Expense (SORIE);

                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
      Actual return less expected return on pension scheme assets.                       748            3,531              932
      Opening deficit on UK Scheme*...............................                         -                -          (1,982)
      Experience gains on scheme liabilities......................                     1,586               62            (257)
      Changes in assumptions underlying the present value of scheme liabilities         (62)            (934)          (4,102)
                                                                                  ------------    ------------     ------------
      Actuarial gains recognized in the SORIE.....................                     2,272            2,659          (5,409)
      Related deferred tax (liability)/asset......................                     (284)            (332)              676
                                                                                  ------------    ------------     ------------
      Net actuarial gains/(losses) recognized in the SORIE........                     1,988            2,327          (4,733)
       *Recognized for first time in 2005                                         ============    ============     ============


     Changes in the present value of the defined benefit obligation of the plans are as follows:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
      Projected benefit obligation at beginning of year...........                    33,367           29,213           16,955
      Opening present benefit obligation on UK scheme.............                         -                -            4,930
      Service cost................................................                     1,722            1,812            1,417
      Interest cost...............................................                     1,682            1,460            1,207
      Plan participants' contributions............................                       642              681              707
      Actuarial (gain)/loss.......................................                   (1,783)              978            4,378
      Benefits paid...............................................                     (294)            (672)            (354)
      Foreign exchange rate changes...............................                       260            (105)             (27)
                                                                                  ------------    ------------     ------------
      Projected benefit obligation at end of year.................                    35,596           33,367           29,213
                                                                                  ============    ============     ============

         Changes in fair values of the plans' assets are as follows:


                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
      Fair value of plan assets at beginning of year..............                    24,690            18,585          12,033
      Opening fair value of UK scheme assets......................                         -                 -           2,911
      Actual gain on plan assets..................................                     2,272             4,867           2,029
      Employer contribution.......................................                     1,133             1,305           1,279
      Plan participants' contributions............................                       642               681             707
      Benefits paid...............................................                     (294)             (672)           (354)
      Foreign exchange rate changes...............................                       173              (76)            (20)
                                                                                  ------------    ------------     ------------
      Fair value of plan assets at end of year....................                    28,616            24,690          18,585
                                                                                  ============    ============     ============

     The fair value of the plans' assets at March 31 is analyzed as follows:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                    EUR000           EUR000           EUR000
      Equities..................................................................      22,949           20,147           14,359
      Bonds.....................................................................       3,173            2,469            2,498
      Property..................................................................       1,150            1,012              684
      Other assets..............................................................       1,344            1,062            1,044
                                                                                  ------------    ------------     ------------
      Total fair value of plan assets...........................................      28,616           24,690           18,585
                                                                                  ============    ============     ============

     The plans' assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

     The expected long-term rate of return on assets of 6.95% for the Irish Scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.25%; Bonds 3.76%; Property 6.25%; and Cash 2.5%. The expected long-term rate of return on assets of 7.38% for the UK Scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.75%; Corporate and Overseas Bonds 5.35%; UK Government Bonds 4.5%; and Other 4.75%.

     Since there are no suitable euro-denominated AA rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from Government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

     The history of the plans for the current and prior period is as follows:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
      Difference between expected and actual return on assets.....                       748            3,531              932
      Expressed as a percentage of scheme assets                                          3%              14%               5%
                                                                                  ------------    ------------     ------------
      Experience gains/(losses) on scheme liabilities.............                     1,586               62            (257)
      Expressed as a percentage of scheme liabilities.............                        4%                -             (1%)
                                                                                  ------------    ------------     ------------
      Total actuarial gains/(losses)..............................                     2,272            2,659          (5,409)
      Expressed as a percentage of scheme liabilities.............                        6%               8%            (18%)
                                                                                  ============    ============     ============

         We expect to contribute approximately EUR0.9m to our defined benefit plans in 2008.


     (ii)  Defined contribution schemes.

     The Group operates defined contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period they are incurred. The pension cost of these defined contribution plans was EUR0.7m in 2007 (2006: EUR1.4m, 2005: EUR1.5m)

23.  Earnings per share

     Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2007, 2006 and 2005 has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the year.

     Diluted earnings per share, which takes account solely of the potential future exercise of share options granted under the Group's share option schemes, is based on the weighted average number of shares in issue of 1,557,502,826 (2006: 1,543,562,546, 2005: 1,528,006,212) including weighted average share
options  assumed  to  be  converted  of  13,045,390  (2006:   9,897,542,   2005:
8,184,832).

24.  Commitments and contingencies

Commitments

     In January 2002, the Group entered into a contract with The Boeing Company ("Boeing") (the "2002 Boeing contract"); whereby the Group agreed to purchase 100 new Boeing 737-800 aircraft, and received purchase rights to acquire a further 50 such aircraft. The 2002 Boeing contract was superseded by a contract entered into with Boeing in January 2003 (the "2003 Boeing contract") whereby the Group agreed to purchase 125 new Boeing 737-800 aircraft, thus adding "firm" orders for 22 aircraft to the existing "firm" orders (100 "firm" plus 3 options exercised) under the 2002 Boeing contract. In addition, the Group acquired purchase rights over a further 78 aircraft, bringing the number of option aircraft to 125.

     In February 2005, the Group entered into a contract with Boeing (the "2005 Boeing contract") whereby the Group agreed to purchase 70 new Boeing 737-800 aircraft and acquired additional purchase rights to acquire a further 70 such aircraft over a 5 year period from 2006 to 2011. The aircraft to be delivered after January 1, 2005, arising from the 2002 and 2003 Boeing contracts, benefit from the discounts and concessions under the 2005 Boeing contract. In addition, the orders for the 89 "firm" aircraft still to be delivered at January 1, 2005 and the remaining additional purchase rights in respect of 123 aircraft granted under the 2002 and 2003 Boeing contracts are governed by the 2005 Boeing contract from January 2005.

     In June 2006 the Group exercised 10 options under the 2005 contract whereby it will increase its firm aircraft deliveries by this amount during fiscal 2008
(3) and 2009 (7).

     In August 2006 the Group exercised 32 options under the 2005 contract whereby it will increase its firm aircraft deliveries by this amount during fiscal 2009 (22) and 2010 (10).

     The table below details the firm aircraft delivery schedule at March 31, 2007 and March 31, 2006 for the Group respectively:

                                                                                                             Firm
                                                                                                            Aircraft
                                                                                                           Deliveries
                                                                                                          Fiscal 2007-
                                                          Firm Aircraft                     Basic price     2012 at
                               Aircraft Delivered          Deliveries     Total "Firm"     per  aircraft    March 31,
                               at March 31, 2007        Fiscal 2008-2012      Aircraft       (U.S.$m)         2006
                               -----------------------------------------------------------------------------------------

      2002 Contract.......            80                      23                103           50.885              51
      2003 Contract.......            24                       -                 24           50.889               1
      2005 Contract.......             1                      125               126           50.916              84
                                -----------             ------------        ---------                          -------
        Total.............           105                      148               253                              136
                                ===========             ============        =========                          =======

     The "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2005 Boeing contract will be increased by (a) an estimated U.S.$900,000 per aircraft for certain "buyer furnished" equipment the Group has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of 6 months prior to the delivery of such aircraft.

     Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 aircraft. These take the form of credit memoranda to the Group for the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments, in respect of the purchase of the aircraft under the various Boeing contracts.

     Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Group certain allowances in addition to providing other goods and services to the Group on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Group. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2007, the total potential commitment to acquire all 148 "firm" aircraft, not taking such increases and decreases into account, will be up to U.S.$7.53 billion. (At March 31, 2006 the potential commitment was U.S.$6.9 billion to acquire 136 "firm" aircraft).

(a)  Total future minimum payments due under operating leases

                                                                                                     At March 31,
                                                                                           -------------------------------
                                                                                               2007                  2006
                                                                                           ---------             ---------
                                                                                            EUR000                EUR000
      Due within one year...................................................                 75,322                45,097
      Due between one and two years.........................................                 75,322                45,097
      Due between two and three years.......................................                 75,322                45,097
      Due between three and four years......................................                 69,320                45,097
      Due between four and five years.......................................                 44,277                39,314
      Due after five years..................................................                 44,471                14,194
                                                                                           ---------             ----------
      Total.................................................................                384,034               233,896
                                                                                           =========             ==========

     The above table sets out the committed future cost of leasing 32 (2006:17) Boeing 737-800 aircraft at March 31, 2007 and 2006, respectively.

(b) Commitments resulting from the use of derivative financial instruments by the Group are described in notes 5 and 11.

Contingencies

(c) The Group is engaged in litigation arising in the ordinary course of its business. Management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

(d) The Group has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financing arrangements. Cash deposits have been set aside as collateral to mitigate certain counterparty risk of fluctuations on long-term derivative and other financing arrangements ("restricted cash") (see note 11 for further details). Additional numerical information on these swaps and on other derivatives held by the Group is set out in notes 5 and 11 of the financial statements.

(e) In February 2004, the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in connection with its establishment of a low cost base at Brussels (Charleroi).

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

25.  Note to cash flow statements


                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                      EUR000           EUR000           EUR000
Net funds at beginning of year............................                           294,243          190,848          304,023
                                                                                  ------------    ------------     ------------
 Decrease/increase in cash and cash equivalents in year                             (92,585)          566,746          127,998
Movement in financial assets > 3 months...................                           263,847        (200,480)          216,662
Movement in restricted cash...............................                            54,768                -            4,040
Net cash flow from (increase) in debt.....................                         (184,338)        (262,871)        (461,875)
                                                                                  ------------    ------------     ------------
 Movement in net funds resulting from cash flows..........                            41,692          103,395        (113,175)
                                                                                  ------------    ------------     ------------
Net funds at end of year..................................                           335,935          294,243          190,848
Analyzed as:                                                                      ============    ============     ============
Cash & restricted cash....................................                         2,198,001        1,971,971        1,605,705
Total borrowings..........................................                       (1,862,066)      (1,677,728)      (1,414,857)
                                                                                  ------------    ------------     ------------
Net funds.................................................                           335,935          294,243          190,848
                                                                                  ============    ============     ============

     Net funds arise when cash and liquid resources exceed debt.


26.  Post balance sheet events

     A share buy-back, which was approved at the 2006 annual general meeting of shareholders, was formally announced on June 5, 2007. With effect from June 7, 2007 and until the 2007 annual general meeting of shareholders on September 20, 2007, the Company planned to repurchase up to a maximum of EUR300m worth of shares, or a total maximum of 77.2 million shares. At September 20, 2007 the Company had repurchased 41.6 million shares at a total cost of EUR229.1 million.

     Since the year end the Company has entered into sale agreements for the disposal of 20 Boeing 737-800 aircraft in the period September 2007 to April 2010.

     During the year ended March 31, 2007, the Company acquired 25.2% of Aer Lingus, and subsequent to the year end it increased its stake by a further 4.2%, taking its shareholding to 29.4% at September 20, 2007 Following the approval of the Company's shareholders, the Company made an offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. The Company's management views the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believes that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa/Swiss and Air France/KLM. During the EU competition review of the proposed acquisition, the Company made a commitment to eliminate Aer Lingus' fuel surcharges and reduce its fares, thus saving Aer Lingus passengers approximately EUR100 million per year The Company was thus surprised by the European Commission's decision to block the merger. On September 10, 2007, the Company filed an appeal of this decision with the European Court of First Instance.

     In April 2007 the Group exercised 27 options under the 2005 contract with the Boeing Company whereby it will increase its "firm" aircraft deliveries by this amount during fiscal 2010.

27.  Subsidiaries and related party transactions

     The following are the principal subsidiaries of Ryanair Holdings plc:


                                               Effective date of                    Registered                      Nature of
Name                                       acquisition/incorporation                 Office                         Business
-----------------------------------        -------------------------         ----------------------           ---------------------

Ryanair Limited..............                   August 23, 1996               Corporate Headquarters             Airline operator
                                                 (acquisition)                Dublin Airport
                                                                              Co Dublin

Darley Investments Limited*..                   August 23, 1996               Corporate Headquarters             Investment holding
                                                 (acquisition)                Dublin Airport                     Company
                                                                              Co Dublin

Ryanair.com Limited*.........                   August 23, 1996               Corporate Headquarters             International data
                                                 (acquisition)                Dublin Airport                     processing services
                                                                              Co Dublin

Coinside Limited*............                   August 8, 2006                Corporate Headquarters             Investment holding
                                                (incorporation)               Dublin Airport                     Company
                                                                              Co Dublin

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

      In accordance with the basis of consolidation policy as described in note 1 of these financial statements, the subsidiaries referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2007 and March 31, 2006.

      The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board) in the Group amounted to EUR3.4m in the year (2006: EUR3.1m, 2005: EUR2.6m) the majority of which comprises short term employee benefits.

28. Summary of differences between IFRS and United States generally accepted accounting principles

(a)  Summary of differences

     The financial statements of Ryanair Holdings plc are prepared in accordance with IFRSs as adopted by the EU which differs significantly in certain respects from generally accepted accounting practices in the United States (U.S. GAAP). The adjustments necessary to state net income and shareholders' equity under U.S. GAAP are described below.

(i)  Pensions

     Under IFRS, the liabilities and costs associated with the Group's defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-retirement benefit obligations. When the benefits of a defined scheme are improved, the portion of increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the income statement. The net surplus or deficit arising on the Groups' defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or liabilities on the face of the Group balance sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities, as appropriate. The Group has elected to avail of the Amendment to IAS 19 "Actuarial Gains and Losses, Group Plans and Disclosures" to recognize post transition date actuarial gains and losses immediately in the statement of recognized income and expense.

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

     Statement of Financial Accounting Standards (SFAS) No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -an Amendment of FASB Statements No. 87, 88, 106 and 132(R)," (SFAS 158), requires the Group to recognize on its balance sheet the funded status of pension and post retirement benefits as of March 31, 2007. The Company has accordingly continued to recognize any gain or loss which exceeds 10% of the greater of the actuarial value of the liabilities and the fair value of the schemes assets within net income on a periodic basis over the average remaining working lives of the active participants in the schemes, and all remaining amounts have been fully recognized in the Group's statement of shareholders' equity in accordance with U.S. GAAP.

     SFAS 158 aligns IFRS and U.S.GAAP from a balance sheet perspective for both total liabilities and equity. Initially, upon adoption of SFAS 158 an adjustment to liabilities and shareholders' equity arises as at March 31, 2007. Consistent with the application of SFAS No. 87, 88, 106 and 132(R) in prior periods in accordance with U.S. GAAP a difference will remain from an income statement perspective as prior service costs, transition obligation and net actuarial loss are recycled from other comprehensive income (OCI) to the income statement. Consequently, the Company recognized incremental expense of EUR190,000 for the year ended March 31, 2007 (2006: EUR430,000: 2005: EUR242,000) in the U.S. GAAP
income statement, representing the difference between the expense recorded under IFRS and that recorded under U.S. GAAP.

     The following disclosures, supplemental to those presented in note 22 to the IFRS financial statements, are required by SFAS 158:

     The funded status of the Group's retirement plans under SFAS 158 is as follows:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000

Accumulated benefit obligations.......................                              (33,135)         (29,834)         (24,290)
                                                                                  ------------    ------------     ------------
Projected benefit obligations.........................                              (35,596)         (33,367)         (29,213)
Plan assets at fair value.............................                                28,616           24,690           18,585
                                                                                  ------------    ------------     ------------
Benefit obligations in excess of plan assets..........                               (6,980)          (8,677)         (10,628)
Unrecognized net actuarial loss.......................                                     -            9,122           11,850
Unrecognized net obligation on implementation.........                                     -              118              148
Additional minimum pension liability recognized ......                                     -          (4,908)          (7,424)
                                                                                  ------------    ------------     ------------
Net pension (liability)...............................                               (6,980)          (4,345)          (6,054)
                                                                                  ============    ============     ============

     Reconciliation to shareholders' equity IFRS to U.S. GAAP reconciliation:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
Pension (liability) recognized under IFRS............                                (6,980)          (8,677)         (10,628)
Pension (liability) recognized under U.S. GAAP.......                                (6,980)          (4,345)          (6,054)
                                                                                  ------------    ------------     ------------
Difference for U.S. GAAP purposes....................                                      -            4,332            4,574
                                                                                  ============    ============     ============

     Recognized within U.S. GAAP reconciliation as follows:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
Pension adjustment to total assets ...................                                     -            9,240           11,998
Minimum pension liability (gross of tax of 2006:
   EUR0.6m; 2005: EUR0.9m)............................                                     -          (4,908)          (7,424)
                                                                                  ------------    ------------     ------------
                                                                                           -            4,332            4,574
                                                                                  ============    ============      ===========

     Prior to adoption of SFAS 158 and in accordance with its transition provisions, the Group eliminated the previously recognized minimum pension liability adjustment of EUR4.3m through Other Comprehensive Income in 2007. The incremental effect of applying SFAS 158 at March 31, 2007 on the U.S. GAAP reconciliation was a reduction in shareholders' equity by EUR2.7m.

     The net periodic pension cost in accordance with SFAS 158 were as follows:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
Service cost - present value of benefits earned during the year........                1,722            1,812            1,417
Interest cost on projected benefit obligations.........................                1,682            1,460            1,207
Return on assets.......................................................              (1,697)          (1,260)          (1,077)
Deferrals and amortization.............................................                  190              430              255
                                                                                  ------------    ------------     ------------
Net periodic pension cost..............................................                1,897            2,442            1,802
                                                                                  ============    ============     ============

     The plan assets are invested in a passively managed unit trust that is invested primarily in a range of Eurozone and international equities, bonds, property and cash. The asset allocation is normally within the following ranges:

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
Irish scheme:                                                                             %                %                %
Equities.........................................                                      50-80            50-80            50-80
Bonds............................................                                      10-40            10-40            10-40
Property/Other...................................                                       5-15             5-15             5-15
Cash.............................................                                       0-10             0-10             0-10
UK scheme:
Equity securities................................                                         86               88               83
Debt securities..................................                                          9                6                8
Real estate......................................                                          1                1                1
Other............................................                                          4                5                8
                                                                                  ============    ============      ===========

    (ii)     Share based payments

    IFRS requires that the fair value of share-based payments is expensed to the income statement over the period the related services are received, together with a corresponding increase in equity. Ryanair has implemented SFAS No. 123R, "Share-Based Payment - An amendment of FASB Statements No. 123 and 95," (SFAS
123R), with effect from April 1, 2006, which applies similar fair value recognition principles to the Group's share options as are required under IFRS. The Group has elected to apply the modified prospective basis of accounting for this new standard and did not restate its 2006 or 2005 results for this change.

     Pursuant to the adoption of SFAS123R, during 2007 the Group recognized total expense and a corresponding increase in equity of EUR3.9m in its U.S. GAAP income statement and statement of shareholders' equity, relating to the fair value of equity settled share-based compensation. SFAS 123R broadly aligns IFRS and U.S. GAAP, consequently eliminating the adjustment required for share-based payments in the current year U.S. GAAP reconciliation.

     Previously, in fiscal 2006 and 2005, the Company applied Accounting Principles Board Opinion No 25 (APB 25) in accounting for its stock option plans and accordingly, except for a single grant in May 1997, no compensation cost was recognized for the Group's share option awards. Had the revised standard been applied to these fiscal years, however, an additional charge of EUR2.9m in 2006 (2005: EUR5.5m) would have been recorded within the U.S. GAAP income statement.

     Stock options outstanding and exercisable, at March 31,2007, are summarized as follows:

                                                 Weighted-average     Weighed-average          Aggregate
                                                 exercise price         remaining            intrinsic value
At March 31, 2007          Number of options           EUR           contractual life             EUR
------------------         -----------------     ----------------    ----------------       ----------------
Outstanding                    35,107,978             2.77                 3.73               107,261,127
Exerciseable                    1,939,190             2.46                 0.70                 6,542,787

     The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the closing stock price on the last trading day of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on March 31, 2007. This amount changes based on the fair market value of Ryanair's shares. The total intrinsic value of options exercised in 2007 was EUR17.6m. The total fair value of options vested in 2007 was EURnil.

     The total equity settled share based compensation expense related to non-vested awards not yet recognized, adjusted for estimated forfeitures, is EUR13.4m at March 31, 2007. This expense is expected to be recognized over a weighted average period of 3.3 years.

     At March 31, 2007 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options is set forth as follows:


                              Options Outstanding                                    Options exercisable
                    ----------------------------------------------     ---------------------------------------------
                                   Weighted-                                            Weighted-          Weighed-
                                   average         Weighed-                             average            average
Range of                           remaining         average                            remaining          exercise
exercise price         Number     contractual     exercise price         Number        contractual          price
EUR                 outstanding      life              EUR            exercisable         life               EUR
---------------    ------------   -----------     -------------      ------------      -----------          ---------
1.85-2.50           11,633,070       3.60             2.28            1,317,352           0.49                2.25
2.83-3.77           23,474,908       4.59             3.03              621,838           1.14                2.89
                   --------------------------------------------------------------------------------------------------
1.85-3.77            35,107,978      3.73             2.77            1,939,190           0.70                2.46
                   ==================================================================================================

     The following information regarding net income per share was determined as if the Group had accounted for its employee share options under the fair value method prescribed by SFAS123 in the years ended March 31, 2006 and 2005. The resulting effect on net income and earnings per share pursuant to SFAS123 may not be representative of the effects in future periods, due to subsequent additional option grants and periods of vesting.

                                                                                           Year ended              Year ended
                                                                                            March 31,               March 31,
                                                                                              2006                    2005
                                                                                           -----------             -----------
                                                                                             EUR000                 EUR000
Net income in accordance with U.S. GAAP (as reported)......................                  314,832                283,414
Total stock based employee compensation expense as determined under
  fair-value method of SFAS 123............................................                  (2,921)                (5,515)
                                                                                           -----------             -----------
Pro-forma net income.......................................................                  311,911                277,899
                                                                                           -----------             -----------
                                                                                           EUR cent                EUR cent
Basic earnings per ADS (as reported).......................................                   102.64                  93.24
Pro-forma basic earnings per ADS...........................................                   101.68                  91.35
Diluted earnings per ADS (as reported).....................................                   101.98                  92.74
Pro-forma diluted earning per ADS..........................................                   101.02                  90.85
                                                                                           ===========              ===========

     (iii)    Capitalized Interest

     Under U.S. GAAP interest costs associated with the cost of acquiring certain qualifying assets and making them ready for their intended use must be capitalized as part of the acquisition cost of the asset. Ryanair pays deposits in respect of its aircraft acquisition program and in accordance with U.S. GAAP capitalizes interest costs which could have been avoided if the expenditure had not been made. These cumulative amounts were EUR40.3m at 2007, (2006: EUR29.4m and 2005: EUR22.9m). Under IFRS there is no requirement to capitalize interest costs in such circumstances.

     (iv) Darley Investments Limited

     Under IFRS, the acquisition of Darley Investments Limited ("Darley") at March 31, 1996 has been treated as an acquisition of a business and the acquired assets and liabilities have been recorded upon adoption of IFRS at their fair values. Under IFRS, the assets acquired were recorded at their fair values and a fair value adjustment of EUR844,915 arose, which was subject to depreciation over the expected useful life of the headquarter building and became fully depreciated by March 31, 2006. Under U.S. GAAP, the assets are recorded at historical cost which is fair value at acquisition date and are not subsequently written up to fair value. Consequently, this additional depreciation which arose under IFRS was not recorded for U.S. GAAP purposes.

     (v)  Derivative financial instruments

     During the year the Company entered into a number of sterling to US dollar currency forwards, to hedge both sterling revenues and fuel purchases. These forwards were designated as hedges of multiple currency risks which arise in the course of Ryanair's normal operations. In accordance with IFRS, this is permitted under IAS 39 'Financial Instruments: Recognition and Disclosure' where the various hedged risks can be identified clearly, their effectiveness can be demonstrated and where possible to specifically designate the different risk positions to the hedging instrument. U.S. GAAP, specifically SFAS 133, 'Accounting for Derivative Instruments and Hedging Activities' only permits multiple risks to be hedged using a simple derivative instrument in certain specific circumstances. Accordingly, Ryanair has not treated these derivatives as qualifying for hedge accounting under U.S. GAAP and has recorded these derivatives at fair value within net income.

(b)  Net income in accordance with U.S. GAAP


                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
Net income in accordance with IFRS
                                                                                     435,600          306,712          280,043
Adjustments:
   Pensions.......................................................                     (190)            (430)            (242)
   Share based payments...........................................                         -            2,921              488
   Capitalized interest re aircraft acquisition program...........                    10,874            6,501            5,445
   Derivative financial instruments...............................                  (13,337)                -                -
   Darley Investments Limited.....................................                         -               63               88
   Taxation - effect of above adjustments.........................                       332            (935)          (2,408)
                                                                                  ------------    ------------     ------------
Net income in accordance with U.S. GAAP...........................                   433,279          314,832          283,414
                                                                                  ============    ============     ============


(c)  Shareholders' equity in accordance with U.S. GAAP

                                                                                                  At March 31,
                                                                                  ---------------------------------------------
                                                                                       2007             2006             2005
                                                                                  ------------    ------------     ------------
                                                                                     EUR000           EUR000           EUR000
Shareholders' equity as reported in the consolidated balance sheets and in
   accordance IFRS...............................................                  2,539,773        1,991,985        1,734,503
Adjustments:
   Pensions......................................................                          -            9,240           11,998
   Capitalized interest re aircraft acquisition program, net  ...                     40,322           29,448           22,947
   Darley Investments Limited....................................                          -                -             (63)
   Minimum pension liability (net of tax) .......................                          -          (4,295)          (6,496)
   Unrealized (losses) on derivative financial instruments.......                    (8,609)                -        (128,074)
   Tax effect of adjustments (excluding pension).................                    (3,964)          (5,931)          (4,996)
                                                                                  ------------    ------------     ------------
Shareholders' equity as adjusted in accordance with U.S. GAAP                      2,567,522        2,020,447        1,629,819
                                                                                  ============    ============     ============
The movements in shareholders' equity in accordance with U.S. GAAP are summarized as  follows:
Opening shareholders' equity under U.S. GAAP.....................                  2,020,447        1,629,819        1,356,281
                                                                                  ------------    ------------     ------------
Comprehensive Income
   Reserve movement in pension benefits (net of tax) (i).........                      2,178            2,201          (3,865)
   Unrealized gains/(losses) on derivative financial
   instruments (net of tax) (ii).................................                     50,241           43,005         (11,393)
   Unrealized gain on available for sale financial assets (net of tax) (iii)          48,926                -                -
   Net income in accordance with U.S. GAAP.......................                    433,279          314,832          283,414
                                                                                  ------------    ------------     ------------
   Total comprehensive income....................................                    534,624          360,038          268,156
                                                                                  ------------    ------------     ------------
Share based payments.............................................                      3,935                -                -
Stock issued for cash............................................                     11,234           30,590            5,382
Pension adjustment upon adoption of SFAS 158.....................                    (2,718)                -                -
                                                                                  ------------    ------------     ------------
Closing shareholders' equity under U.S. GAAP.....................                  2,567,522        2,020,447        1,629,819
                                                                                  ============    ============     ============

     (i) Within comprehensive income, pensions are stated net of tax of EUR311,000 (2006: EUR314,000, 2005: EUR552,000).

     (ii) Within comprehensive income, derivatives are stated net of tax of EUR7.2m (2006: EUR6.1m, 2005: EUR1.6m)

     (iii) Within comprehensive income, available for sale assets are stated net of tax of EUR12.2m.

(d)  Total assets in accordance with U.S. GAAP


                                                                                                     At March 31,
                                                                                         ----------------------------------
                                                                                               2007                  2006
                                                                                         --------------       -------------
                                                                                             EUR000                EUR000
Total assets as reported in the Consolidated balance sheets and in accordance
with IFRS.............................................................................    5,691,245             4,634,219
Adjustments:
   Pensions...........................................................................            -                 9,240
   Capitalized interest re aircraft acquisition program ..............................       40,322                 29,448
                                                                                         --------------       -------------
   Total assets as adjusted in accordance with U.S. GAAP..............................    5,731,567              4,672,907
                                                                                         ==============       =============


(e)  Income statement as presented under U.S. GAAP


                                                                                   Year ended      Year ended       Year ended
                                                                                    March 31,        March 31,       March 31,
                                                                                      2007            2006             2005
                                                                                  ------------    ------------     -------------
                                                                                      EUR000           EUR000           EUR000
      Operating revenues
         Scheduled revenues..............................................           1,874,791        1,433,377         1,128,116
         Ancillary revenues..............................................             362,104          259,153           190,921
                                                                                  ------------    ------------     -------------
      Total operating revenues-continuing operations.....................           2,236,895        1,692,530         1,319,037
                                                                                  ------------    ------------     -------------
      Operating expenses
         Staff costs.....................................................           (226,770)        (168,921)         (141,427)
         Depreciation....................................................           (145,080)        (125,876)         (112,757)
         Fuel & oil......................................................           (693,331)        (462,466)         (265,276)
         Maintenance, material & repairs.................................            (42,046)         (37,417)          (26,280)
         Marketing & distribution costs..................................            (23,795)         (13,912)          (19,622)
         Aircraft rentals................................................            (58,183)         (47,376)          (21,546)
         Route charges...................................................           (199,240)        (164,577)         (135,672)
         Airport & handling charges......................................           (273,613)        (216,301)         (178,384)
         Other...........................................................           (104,859)         (79,555)          (79,401)
                                                                                  ------------    ------------     -------------
      Total operating expenses...........................................         (1,766,917)      (1,316,401)         (980,365)
                                                                                  ------------    ------------     -------------
      Operating profit...................................................             469,978          376,129           338,672
                                                                                  ------------    ------------     -------------
      Other income/(expenses)
         Foreign exchange (losses).......................................               (906)          (1,234)           (2,302)
         Gain on disposal of fixed assets................................                  91              815                47
         Derivative financial instruments................................            (13,337)                -                 -
         Finance income..................................................              62,983           38,219            28,342
         Finance expense.................................................            (70,425)         (65,986)          (49,784)
                                                                                  ------------    ------------     -------------
      Total other income/(expenses)......................................            (21,594)         (28,186)          (23,697)
                                                                                  ------------    ------------     -------------
      Income before taxation.............................................             448,384          347,943           314,975
         Tax on profit on ordinary activities............................            (15,105)         (33,111)          (31,561)
                                                                                  ------------    ------------     -------------
      Net income attributable to equity holders of parent................             433,279          314,832           283,414
                                                                                  ============    ============     =============
         Basic earnings per ADS (Euro cent)..............................              140.27           102.64             93.24
         Diluted earnings per ADS (Euro cent)............................              139.09           101.98             92.74

         No. of ordinary shares (in '000's)*.............................           1,544,457        1.533,666         1,519,822
         Diluted no of ordinary shares (in '000's).......................           1,557,503        1,543,562         1,528,006
                                                                                  ============    ============     =============
       *     Five ordinary shares equal 1 ADS

(f)  Recently issued U.S. GAAP accounting pronouncements

     IFRSs as adopted by the EU differ in certain respects from U.S. GAAP. The following discussion considers the potential impact of recently issued U.S. GAAP accounting pronouncements on the financial statements of the Company.

     In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets or Financial Liabilities," ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Group is currently evaluating the effect of SFAS 159 and the impact it will have on its financial statements.

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the effect of SFAS 157 and the impact it will have on its financial statements.

     In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities." This amends the existing major maintenance accounting guidance contained within the AICPA Industry Audit Guide "Audits of Airlines" and prohibits the use of the accrue in advance method of accounting for planned major maintenance activities for owned aircraft. The provisions of the announcement are applicable for fiscal years beginning after December 15, 2006. The Group currently uses the built-in overhaul method of accounting for planned major maintenance, an acceptable method under U.S. GAAP. Therefore, the adoption of FSP No. AUG AIR-1 is not expected to have any material impact on the Group's financial statements.

     In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 provides transition guidance for correcting errors and requires registrants to quantify misstatements using both the balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative factors. SAB 108 does not change the requirements within SFAS No. 154, "Accounting Changes and Error Corrections" for the correction of an error on financial statements. Further, SAB 108 does not change the Staff's previous guidance in SAB No. 99, "Materiality," on evaluating the qualitative materiality of misstatements. The Group was required to adopt SAB 108 in the current fiscal year. The adoption of SAB 108 did not have a material impact on its financial statements.

     In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also increases the level of disclosures associated with any recorded income tax uncertainties. The Group is required to adopt FIN 48 in the first quarter of fiscal 2008. The adoption of FIN 48 is not expected to have a material impact on the Group's financial statements.

     In June 2006, the FASB issued Emerging Issues Task Force Issue No. 06-3 ("EITF 06-3"), "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement." EITF 06-3 provides guidance on an entity's disclosure of its accounting policy regarding the gross or net presentation of certain taxes and provides that if taxes included in gross revenues are significant, a company should disclose the amount of such taxes. Taxes within the scope of EITF 06-3 are those that are imposed on and concurrent with a specific revenue producing transaction. The guidance is effective for years beginning after December 15, 2006. The Group has evaluated the effect of EITF 06-3, and believes the impact will be immaterial on its financial statements.

                                   APPENDIX A

                                    GLOSSARY

     Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair's scheduled passenger service.




Available Seat Miles ("ASMs")             Represents  the number of seats  available  for  scheduled  passengers  multiplied by the number of miles those seats were flown.
Average Booked Passenger Fare             Represents  the average fare paid by a scheduled  fare-paying  passenger  who has booked a ticket.

Average Daily Flight Hour Utilization     Represents  the  average  number of flight  hours flown in  scheduled  service per day per aircraft for the total fleet of operated aircraft.

Average Flown Passenger Fare              Represents the average fare paid by a scheduled fare-paying passenger who has flown.

Average Fuel Cost Per U.S. Gallon         Represents the average cost per U.S. gallon of jet fuel for the fleet  (including fueling charges) after giving effect to fuel hedging arrangements.

Average Length of Passenger Haul          Represents the average number of miles traveled by a scheduled fare-paying passenger.

Ancillary Revenue per Booked Passenger    Represents the average revenue earned per booked passenger flown from ancillary services.

Average Yield per ASM                     Represents  the average  scheduled  flown  passenger  fare revenue for each available seat mile (ASM).

Average Yield per RPM                     Represents the average  scheduled  passenger fare revenue for each revenue passenger mile (RPM), or each mile a scheduled revenue passenger is flown.

Baggage Commissions                       Represents the  commissions  payable to airports on the revenue  collected at the airports for excess baggage and airport baggage fees.

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



Revenue Passenger Miles ("RPMs")          Represents the number of miles flown by scheduled fare-paying passengers.

Revenue Passengers Booked                 Represents the number of scheduled fare-paying passengers booked.

Revenue Passengers Flown                  Represents the number of scheduled fare-paying passengers flown.

Sectors Flown                             Represents the number of scheduled passenger flight sectors flown.

                                                              A-2