Form 20-F
period 2008-03-31
RYANAIR HOLDINGS PLC
filed 2008-07-31
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 31, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from              to

Commission file number: 0-29304

Ryanair Holdings plc

(Exact name of registrant as specified in its charter)

Ryanair Holdings plc

(Translation of registrant’s name into English)

Republic of Ireland

(Jurisdiction of incorporation or organization)

c/o Ryanair Limited

Corporate Head Office

Dublin Airport

County Dublin, Ireland

(Address of principal executive offices)

Please see “Item 4. Information on the Company” herein.

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares	Nasdaq National Market

Ordinary Shares, par value 0.635 euro cents per Share	Nasdaq National Market (not for trading but only in connection with the registration of the American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,490,804,671 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐    No  ☐

i

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings together with its consolidated subsidiaries. The terms “Ryanair Limited” and “Ryanair” refer to Ryanair Limited, a wholly-owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pounds sterling,” “sterling” and “U.K.£” are to the currency of the U.K. and references to “€,” “euro” and “euro cents” are to the euro, the common currency of fifteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements are also prepared in accordance with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected IFRS financial data included herein, comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as at March 31, 2008 (collectively referred to as “IFRS” throughout). Prior to April 1, 2005, the Company prepared its financial statements in accordance with Irish generally accepted accounting principles (“Irish GAAP”). The Company’s financial information as of and for the year ended March 31, 2005 contained herein has been restated in IFRS. The Company has not restated its financial information as of any date or for any period prior to March 31, 2005 in IFRS and, accordingly, no such earlier IFRS financial information is contained herein.

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00=$1.5812, or $1.00= €0.6324, the Noon Buying Rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2008. The Noon Buying Rate for euro on July 30, 2008 was €1.00=$1.5589 or $1.00=€0.6414. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

In prior years, the SEC required Ryanair Holdings to reconcile net income and shareholders’ equity from its Irish GAAP or IFRS financial statements to generally accepted accounting principles in the United States (“U.S. GAAP”) and to present certain supplemental disclosures in accordance with U.S. GAAP. The SEC no longer imposes this requirement with respect to financial statements prepared in accordance with the International Financial Reporting Standards published by the IASB, and, accordingly, no U.S. GAAP financial information is provided below as of March 31, 2008 or for the year then ended.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

THE COMPANY

Ryanair operates a low-fares, scheduled passenger airline serving short-haul, point-to-point routes in Europe and Morocco from its bases at Dublin, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen, Dusseldorf (Weeze), Bristol, Alicante, Valencia, Belfast, Bournemouth and Birmingham airports, which together are referred to as “Ryanair’s bases of operations” or “Ryanair’s bases.” The Bournemouth and Birmingham bases were opened in April 2008, and Ryanair plans to open a base at Kerry in July 2008, and bases at Edinburgh and Reus in the fall of 2008. Ryanair pioneered the low-fares operating model in Europe in the early 1990s. As of June 30, 2008, the Company offered over 1,100 scheduled short-haul flights per day serving 147 locations throughout Europe and Morocco, including 26 locations in the U.K. and Ireland, with an operating fleet of 166 aircraft flying approximately 712 routes. The Company also holds a 29.8% interest in Aer Lingus, which it has acquired through market purchases following Aer Lingus’ partial privatization in 2006. The European Commission has prevented Ryanair from acquiring a majority stake in Aer Lingus pursuant to a decision that the Company is in the process of appealing. For additional information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Aer Lingus Merger Decision.”

A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated and should be read in conjunction with (a) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (b) “Item 5. Operating and Financial Review and Prospects.”

In prior years, the SEC required Ryanair Holdings to reconcile net income and shareholders’ equity from its Irish GAAP or IFRS financial statements to U.S. GAAP, and to present certain supplemental disclosures in accordance with U.S. GAAP. The SEC no longer imposes this requirement with respect to financial statements prepared in accordance with the International Financial Reporting Standards published by the IASB, and, accordingly, no U.S. GAAP financial information is provided below as of March 31, 2008 or for the year then ended.

Selected Financial Data Presented in IFRS

Profit and Loss Account Data:

	Fiscal year ended March 31,
IFRS	2008(a)	2008	2007	2006	2005
	(in thousands, except per-Ordinary Share data)
Total operating revenues	$4,291,095	€2,713,822	€2,236,895	€1,692,530	€1,319,037
Total operating expenses	(3,441,864)	(2,176,742)	(1,765,150)	(1,317,484)	(978,299)

Operating income	849,231	537,080	471,745	375,046	340,738

Net interest (expense) income	(20,763)	(13,131)	(19,893)	(35,739)	(29,287)

Other non-operating (expense) income	(134,437)	(85,022)	(815)	(419)	(2,255)

Profit before taxation	694,031	438,927	451,037	338,888	309,196
Taxation	(76,244)	(48,219)	(15,437)	(32,176)	(29,153)
Profit after taxation	$617,787	€390,708	€435,600	€306,712	€280,043

Ryanair Holdings basic earnings per Ordinary Share (U.S. cents)/(euro cents)(b)	40.86	25.84	28.20	20.00	18.43
Ryanair Holdings diluted earnings per Ordinary Share (U.S. cents)/(euro cents)(b)	40.51	25.62	27.97	19.87	18.33

Balance Sheet Data:

	As of March 31,
IFRS	2008(a)	2008	2007	2006	2005
	(in thousands)
Cash and cash equivalents	$2,325,706	€1,470,849	€1,346,419	€1,439,004	€872,258
Total assets	10,005,124	6,327,551	5,763,687	4,634,219	3,818,153
Long-term debt, including capital lease obligations	3,583,782	2,266,495	1,862,066	1,677,728	1,414,857
Shareholders’ equity	$3,956,469	€2,502,194	€2,539,773	€1,991,985	€1,734,503
Issued share capital	$14,965	€9,465	€9,822	€9,790	€9,675

Cash Flow Statement Data:

	Fiscal year ended March 31,
IFRS	2008(a)	2008	2007	2006	2005
	(in thousands)
Net cash inflow from operating activities	$1,113,008	€703,901	€900,837	€610,570	€511,203
Net cash (outflow) from investing activities	(1,094,681)	(692,310)	(1,188,993)	(337,285)	(850,462)
Net cash inflow from financing activities	178,421	112,839	195,571	293,461	467,257
Increase (decrease) in cash	$196,748	€124,430	€(92,585)	€566,746	€127,998

(a)	Dollar amounts are translated from euro solely for convenience at the Noon Buying Rate on March 31, 2008, of €1.00=$1.5812 or $1.00=€0.6324.
(b)	All per-Ordinary Share amounts have been adjusted to reflect the 2-for-1 split of Ordinary Shares (and ADRs) that occurred on February 26, 2007. For additional information, see “Item 10. Additional Information—Description of Capital Stock.”

Selected Financial Data Presented in US. GAAP

Profit and Loss Account Data:

	Fiscal year ended March 31,
US. GAAP	2007	2006	2005	2004
	(in thousands, except per-Ordinary Share data)
Total operating revenues	€2,236,895	€1,692,530	€1,319,037	€1,074,224
Total operating expenses	(1,766,917)	(1,316,401)	(980,365)	(822,769)

Operating income	469,978	376,129	338,672	251,455

Net interest (expense) income	(20,779)	(27,767)	(21,442)	(16,460)

Other non-operating (expense) income	(815)	(419)	(2,255)	3,217

Income before taxation	448,384	347,943	314,975	238,212
Taxation	(15,105)	(33,111)	(31,561)	(22,782)
Net Income	€433,279	€314,832	€283,414	€215,430

Basic earnings per Ordinary Share (U.S. cents)/(euro cents)(a)	28.05	20.53	18.65	14.22
Diluted earnings per Ordinary Share (U.S. cents)/(euro cents)(a)	27.82	20.40	18.55	14.08

Balance Sheet Data:

	As of March 31,
US. GAAP	2007	2006	2005	2004
	(in thousands)
Cash and cash equivalents	€1,346,419	€1,439,004	€872,258	€744,605
Total assets	5,731,567	4,672,907	3,870,392	2,961,891
Long-term debt, including capital lease obligations	1,862,066	1,677,728	1,414,857	952,981
Shareholders’ equity	€2,567,522	€2,020,447	€1,629,819	€1,356,281

Cash Flow Statement Data:

	Fiscal year ended March 31,
US. GAAP	2007	2006	2005	2004
	(in thousands)
Net cash inflow from operating activities	€880,727	€617,071	€516,648	€447,177
Net cash (outflow) from investing activities	(1,168,883)	(343,786)	(855,907)	(361,512)
Net cash inflow from financing activities	195,571	293,461	467,257	121,734
Increase in cash and cash equivalents	(92,585)	566,746	127,998	207,129
Cash and cash equivalents at beginning of year	1,439,004	872,258	744,260	537,476
Cash and cash equivalents at end of year	€1,346,419	€1,439,004	€872,258	€744,605

(a)	All per-Ordinary Share amounts have been adjusted to reflect the 2-for-1 split of Ordinary Shares (and ADRs) that occurred on February 26, 2007. For additional information, see “Item 10. Additional Information—Description of Capital Stock.”

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information concerning the exchange rate between (i) the U.S. dollar and the euro, (ii) the U.K. pound sterling and the euro, and (iii) the U.K. pound sterling and the U.S. dollar. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of its consolidated financial statements included in Item 18. No representation is made that any of such currencies could have been, or could be, converted into any of the other such currency at such rates or at any other rate.

U.S. dollars per €1.00(a)

Year ended December 31,	End of Period	Average(b)	Low	High
2003	1.260	1.141	—	—
2004	1.354	1.248	—	—
2005	1.184	1.239	—	—
2006	1.319	1.256	—	—
2007	1.458	1.371	—	—

Month ended
January 31, 2008	—	—	1.445	1.488
February 29, 2008	—	—	1.448	1.522
March 31, 2008	—	—	1.519	1.581
April 30, 2008	—	—	1.557	1.599
May 31, 2008	—	—	1.539	1.579
June 30, 2008	—	—	1.538	1.576
Period ended July 30, 2008	—	—	1.558	1.593

U.K. pounds sterling per €1.00(c)

Year ended December 31,	End of Period	Average(b)	Low	High
2003	0.706	0.694	—	—
2004	0.708	0.679	—	—
2005	0.689	0.682	—	—
2006	0.674	0.682	—	—
2007	0.735	0.685	—	—

Month ended
January 31, 2008	—	—	0.735	0.760
February 29, 2008	—	—	0.743	0.764
March 31, 2008	—	—	0.762	0.796
April 30, 2008	—	—	0.785	0.809
May 31, 2008	—	—	0.781	0.802
June 30, 2008	—	—	0.786	0.799
Period ended July 30, 2008	—	—	0.785	0.799

U.K. pounds sterling per U.S.$1.00(d)

Year ended December 31,	End of Period	Average(b)	Low	High
2003	0.560	0.608	—	—
2004	0.522	0.545	—	—
2005	0.581	0.551	—	—
2006	0.511	0.543	—	—
2007	0.504	0.500

Month ended
January 31, 2008	—	—	0.503	0.514
February 29, 2008	—	—	0.502	0.515
March 31, 2008	—	—	0.493	0.505
April 30, 2008	—	—	0.501	0.510
May 31, 2008	—	—	0.504	0.514
June 30, 2008	—	—	0.502	0.514
Period ended July 30, 2008	—	—	0.499	0.508

(a)	Based on the Noon Buying Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg.
(d)	Based on the Noon Buying Rate for U.K. pounds sterling.

As of July 30, 2008, the exchange rate between the U.S. dollar and the euro was €1.00=$1.5589, or €1.00=$0.6414; the exchange rate between the U.K. pound sterling and the euro was U.K.£1.00=€1.2714, or €1.00=U.K.£0.7865; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K.£1.00=$1.9802, or $1.00=U.K.£0.5050. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS, and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

Operating Data:

	Fiscal Year ended March 31,
	2008	2007	2006	2005
Average Yield per RPM (€)	0.065	0.070	0.070	0.076
Average Yield per ASM (€)	0.054	0.059	0.058	0.063
Average Fuel Cost per U.S. Gallon (€)	1.674	1.826	1.479	1.060

Cost per ASM (CASM) (€)	0.051	0.054	0.052	0.053

Break-even Load Factor	79%	77%	75%	70%
Operating Margin	20%	21%	22%	25%

Total Break-even Load Factor(a)	67%	66%	65%	63%

Average Booked Passenger Fare (€)	43.70	44.10	41.23	40.85
Ancillary Revenue per Booked Passenger (€)	9.58	8.52	7.45	6.92

Other Data:

	Fiscal Year ended March 31,
	2008	2007	2006	2005
Revenue Passengers Booked	50,931,723	42,509,112	34,768,813	27,593,923

Revenue Passenger Miles (RPMs)	34,452,733,067	26,943,689,231	20,342,377,824	14,917,764,323
Available Seat Miles (ASMs)	41,342,195,458	32,043,022,051	24,282,100,345	17,812,432,791
Booked Passenger Load Factor	82%	82%	83%	84%
Average Length of Passenger Haul (miles)	662	621	585	541
Sectors Flown	330,598	272,889	227,316	187,470
Number of Airports Served at Period End	147	123	111	95
Average Daily Flight Hour Utilization (hours)	9.87	9.77	9.60	9.32
Employees at Period End	5,920	4,462	3,453	2,717
Employees per Aircraft at Period End	36	34	35	31
Booked Passengers per Employee at Period End	8,603	9,527	10,069	10,156

(a)	Total Break-even Load Factor is calculated on the basis of total costs and revenues, including the costs and revenues from all ancillary services.

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Fuel prices increased substantially in fiscal years 2008 and 2007 and are currently at or near historical highs, which will have a significant impact on Ryanair’s costs, and in turn, on its operating results. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates or the unavailability of adequate supplies, including, without limitation, any such events resulting from prolonged hostilities in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, could have a material adverse effect on Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

While Ryanair historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements, Ryanair (like many other airlines) has, in recent periods, entered into such hedging arrangements on a much more selective basis. Nonetheless, in light of the oil price spike of 2008, Ryanair has significantly increased its hedging for the period from September to December 2008. At July 25, 2008, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for September 2008, at prices equivalent to approximately $129 per barrel of Brent crude oil, and 80% of its estimated requirements for the period from October 2008 through December 2008 at prices equivalent to approximately $124 per barrel. Ryanair has not otherwise entered into material agreements to seek to fix the price of a material quantity of fuel, including for periods beyond December 2008, and the Company may be significantly exposed to risks arising from fluctuations in the price of fuel, especially in light of the recent significant increases. Depending on oil price movements over the coming weeks, the Company expects to hedge its fuel requirements for the fourth quarter of its 2009 fiscal year. The Company’s outlook for the current fiscal year, to March 2009, remains entirely dependent on fuel prices. If average fuel prices in the 2009 fiscal year remain at or near current levels, the Company will incur losses, which may be significant, unless it is able to offset the negative impact of fuel prices by increasing fares above their current levels. Given the generally deteriorating economic environment in Ireland, the United Kingdom, and elsewhere in Europe, as well as the Company’s significant expansion plans, which will tend to have a negative impact on yields, the Company does not expect to be able to implement such fare increases in the near term and, in fact, the Company currently intends to respond to high fuel costs and the threat of recession by reducing fares. The combination of declining fares and increased fuel costs is likely to have a material adverse effect on the Company’s financial condition and results of operations. Even if the average oil price (for Brent crude oil) is $130 per barrel in the 2009 fiscal year, the Company’s management currently estimates that, if the euro-U.S. dollar exchange rate remains at or near the July 30, 2008 level of €1.00=$1.5589, the Company will, at best, break even, and is likely to incur significant losses. See “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs” below.

No assurances whatsoever can be given about trends in fuel prices and average fuel prices for the year, or for future years, may be significantly higher than current prices. Every $1 movement in the price of a barrel of Brent crude oil will impact Ryanair’s net income by approximately €4 million, taking into account Ryanair’s hedging program for the fiscal year ended March 31, 2009. There can be no assurance, however in this regard, and the impact of fuel prices may be even more pronounced. There cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from further increases in the price of fuel, that Ryanair will not incur losses due to high fuel prices, alone or in combination with other factors, or that fuel prices will ever decline from their current high levels. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging.” Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as the Company’s significant expansion plans, which will tend to have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is limited. Moreover, the anticipated expansion of Ryanair’s fleet will result in an increase, in absolute terms, in Ryanair’s aggregate fuel costs.

Based upon Ryanair’s fuel consumption for the 2008 fiscal year, a change of one U.S. cent in the average annual price per gallon of aviation fuel would have caused a change of approximately €3.6 million in the Company’s annual fuel costs (or a change of approximately €10 million for each $1.00 change in the price of one barrel of Brent crude oil). Ryanair’s fuel costs in the 2008 fiscal year, after giving effect to the Company’s fuel hedging activities, increased by 14.1% over the comparable period ended March 31, 2007, to €791.3 million, primarily due to an increase in the number of sectors flown and the average sector length as a result of the expansion of Ryanair’s fleet and route network, offset in part by the positive impact on fuel costs of the strengthening of the euro against the dollar and a decrease in the average hedged price of fuel. Ryanair estimates that its fuel cost would have been approximately €915.8 million in the 2008 fiscal year, compared to €688.7 million in the 2007 fiscal year had Ryanair not had any hedging arrangements in place in the 2008 fiscal year.

The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. However, the company currently faces an environment of weakening economic demand and high jet fuel costs. In this environment, Ryanair will be able to generate profits only if it is able to increase its fares. However, the Company’s significant expansion plans may have a negative impact on yields, and, moreover, (i) it faces price competition from other airlines; and (ii) its passengers expect to pay low fares for its no-frills service. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below. As a result, Ryanair does not currently intend to increase fares, but will instead meet the threat of falling consumer demand by reducing fares to gain market share. This strategy is extremely likely to lead to losses, which may be significant, in the short term. Since late 2007, economic conditions have deteriorated in Ireland, in the United Kingdom and elsewhere in Europe. See “—The Company is Dependent on the Ireland-U.K. Market” below. Even taking into account the Company’s plans to reduce fares, the Company is likely to face pressure on its fares and yields as a result of the changed economic circumstances of its passengers. If the Company is not able to increase its fares and yields to temper the significant inflation in its input costs, particularly fuel costs, the Company’s results of operations are likely to be materially adversely affected and it is likely that the Company will incur losses even greater than those that it might otherwise incur. Every 1% movement in average fares tends to impact Ryanair’s net income by approximately €26 million.

Terrorism in the United Kingdom or Elsewhere in Europe Could Have a Material Detrimental Effect on the Company. On August 10, 2006, U.K. security authorities arrested and subsequently charged eight individuals in connection with an alleged plot to attack aircraft operating on transatlantic routes. As a result of these arrests, U.K. authorities introduced increased security measures, which resulted in all passengers being body-searched, and a ban on the transportation in carry-on baggage of certain liquids and gels. The introduction of these measures led to passengers suffering severe delays while passing through these airport security checks. As a result, Ryanair cancelled 279 flights in the days following the incident and refunded a total of €2.7 million in fares to approximately 40,000 passengers. In the days following the arrests, Ryanair also suffered reductions in bookings estimated to have resulted in the loss of approximately €1.9 million of additional revenue. As in the past, the Company reacted to these adverse events by initiating system-wide fare sales to stimulate demand for air travel.

On September 1, 2006, Ryanair filed a claim for €4.6 million in compensation against the U.K. Department of Transport under section 93 of the U.K. Transport Act 2000. Section 93 of the act provides for compensation for airlines in cases in which the department has issued directions under the act that have led to financial damages to the airlines. The case, which is to be heard in the London High Court, is currently adjourned pending the outcome of consultation by the Department of Transport on membership of the UK National Aviation Security Council.

In addition, reservations on Ryanair’s flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 (in which a car filled with explosives was driven into the Glasgow airport) and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect our passenger traffic. In the 2008 fiscal year, flights into and out of London accounted for €18.6 million, or approximately 37%, of passengers traveling on the Company’s network. In the 2007 and 2006 fiscal years, flights into and out of London accounted for 18.9 million passengers and 17.5 million passengers, respectively, or approximately 44% and 50%, respectively, of passengers traveling on the Company’s network.

Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company’s profitability or financial condition should the public’s willingness to travel to and from those markets be reduced as a result. See also “Risks Related to the Airline Industry—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. In December 2002, the European Commission announced the launch of an investigation into the April 2001 agreement between Ryanair and Brussels (Charleroi) airport and the airport’s owner, the government of the Walloon Region of Belgium. The agreement enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi).

In February 2004, the European Commission found that a portion of the arrangements between Ryanair, the airport and the region constituted state aid, and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. In May 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance (“CFI”), requesting that the decision be annulled. The CFI heard Ryanair’s appeal in March 2008 and Ryanair is awaiting the decision of the court. In addition, in April 2004, the Walloon Region wrote to Ryanair requesting repayment of all amounts that had been deemed illegal, although it acknowledged Ryanair’s right to offset against these amounts certain costs incurred in relation to the establishment of the base, in accordance with the European Commission’s decision. In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately €4 million, excluding any interest that may be due. Ryanair believes that no repayment is due when such offsets are taken into account, although it has placed this amount in escrow pending the outcome of its appeal.

In May 2005, the Walloon Region initiated a new proceeding currently pending before the Irish High Court to recover a further €2.3 million in start-up costs that had been reimbursed to Ryanair in connection with its establishment of the base. Ryanair does not believe any such payment is due and is currently defending the action. For additional details on this matter, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

On September 6, 2005, the European Commission announced new guidelines on the financing of airports and provision of start-up aid to airlines by certain publicly-owned airports based on the European Commission’s finding in the Charleroi case. See “Item 8. Financial Information—Consolidated Financial Information—Legal Proceedings.”

In an unrelated, though similar, matter, in July 2003, a Strasbourg court ruled (on the basis of a complaint by the Air France Group (“Air France”)) that marketing support granted by the Strasbourg Chamber of Commerce to Ryanair in connection with its launch of services from Strasbourg to London (Stansted) constituted state aid. The judgment took effect on September 24, 2003 and was upheld on appeal. As a result of the initial decision of the Strasbourg court to annul Ryanair’s contract with Strasbourg Airport, Ryanair decided to close the Strasbourg route and instead opened a route from Baden-Karlsruhe in Germany to London (Stansted) (Baden airport is located some 40 kilometers from Strasbourg).

Ryanair is facing similar legal challenges by third parties (mainly competing airlines) with respect to agreements with certain other airports. In 2007 and 2008, the European Commission announced that it had started investigations of airport agreements at the Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Bratislava and Dortmund airports; however, Ryanair has only limited operations to and from the first six of these airports and does not operate flights to or from Dortmund. On June 17, 2008, the European Commission launched a further investigation into Ryanair’s agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. The formal investigation is ongoing and is expected to last between a year and 18 months. However, complaints by Lufthansa about Ryanair’s cost base have been rejected by German courts.

Adverse rulings in these or similar cases could be used as precedents by other competitors to challenge Ryanair’s agreements with other publicly-owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s growth strategy due to the smaller number of privately-owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company.

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a large number of new entrants, traditional airlines and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs) and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair’s competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received or may receive in the future significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-US Open Skies Agreement, which was signed in April 2007 and entered into effect in March 2008, allows U.S. carriers to offer services in the intra-EU market, which will result in increased competition. See “Item 4. Information on the Company—Government Regulation—Liberalization of the EU Air Transportation Market.”

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. The number of new-entrant low-fares airlines and traditional carriers offering lower, more competitive fares in direct competition with Ryanair across its route network has increased significantly as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. Increasing price competition and the resulting lower fares, combined with the continuing increases in the Company’s capacity in recent years (including an increase of approximately 21% during the 2008 fiscal year) have combined to put downward pressure on the Company’s yields. Ryanair’s yield per available seat mile (“ASM”) increased by 1.7% in the 2007 fiscal year and decreased by 7.8% in the 2008 fiscal year.

Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other conduct, price competition among airlines could reduce the level of fares or passenger traffic on the Company’s routes to the point where profitability may not be achieved.

In addition to traditional competition among airline companies and charter operators who have entered the “low fares” market, the industry also faces some limited competition from ground (including high speed rail systems such as the “TGV” in France) and sea transportation alternatives, as businesses and recreational travelers seek lower-cost or more comfortable or convenient substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace aging aircraft.

Ryanair expects to have at least 195 aircraft (assuming that the planned disposal of 17 such aircraft is completed on schedule) in its fleet by March 31, 2009. With the Company’s current orders for aircraft it is obligated to buy (i.e., “firm” orders) under its contracts with The Boeing Company (“Boeing”), the Company expects to increase the size of its fleet to consist of 265 Boeing 737-800 “next generation” aircraft by December 2012 (assuming that the planned disposal or return of operating lease aircraft at the end of the contracting lease period is completed on schedule), and may elect to enlarge its fleet further by exercising any of the 107 options to purchase new aircraft it currently has for periods through fiscal 2014 under its agreements with Boeing. For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes, or that traffic growth will not prove to be greater than the expanded fleet can accommodate; in either case, such developments could have a material adverse effect on the Company’s business, results of operations and financial condition.

Ryanair plans to finance its existing firm-order aircraft through a combination of new bank loan facilities supported by a guarantee from the Export-Import Bank of the United States (“ExIm Bank”) and similar to those already in place, bank debt provided by commercial bankers, operating and finance leases via sale-and-leaseback transactions, Enhanced Equipment Trust Certificates and cash flow generated from the Company’s operations. However, due to the significant general deterioration in the availability of bank credit facilities over the last year, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operations and financial condition.

In addition, the financing of new and existing Boeing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair’s ability to draw down funds under its existing bank loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to such bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has a preliminary commitment from the ExIm Bank to provide a loan guarantee covering 37 of the 135 firm-order aircraft. The Company has financing mandates in place covering the next 71 firm-order aircraft deliveries through a combination of committed bank loan facilities, operating leases and Japanese Operating Leases with Call Options (“JOLCOs”). For additional details on Ryanair’s financings, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Company’s Rapid Growth May Expose it to Risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” During the 2008 fiscal year, Ryanair announced 201 new routes and added destinations in two new countries, Switzerland and Romania, which are serviced by routes originating in the

U.K., Ireland, Spain, Sweden and Italy. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, which are expected to increase Ryanair’s booked passenger volumes in the 2009 fiscal year to approximately 58 million passengers, an increase of approximately 14% over the 2008 fiscal year level of approximately 51 million passengers, although no assurance can be given that these targets will in fact be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The expansion of Ryanair’s fleet and operations, in addition to other factors, may also strain existing management resources and related operational, financial, management information and information technology systems, including Ryanair’s Internet-based reservation system, to the point that they may no longer be adequate to support Ryanair’s operations. This would require Ryanair to make significant additional expenditures. This expansion will also require additional skilled personnel, equipment facilities and systems. An inability to hire skilled personnel or to secure the required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair’s ability to achieve growth plans and sustain or increase its profitability.

Ryanair’s New Routes and Expanded Operations may have an Adverse Financial Impact on its Results. Currently, a substantial number of low-fares carriers operate routes that compete with Ryanair’s and the Company expects Ryanair to face further intense competition. See “Item 4. Information on the Company—Industry Overview—European Market.”

When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. See “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair expects to have other substantial cash needs as it expands, including as regards the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800s. There can be no assurance that the Company will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited.

Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair’s bases currently have no slot allocations, traffic at a minority of the airports Ryanair serves, including its primary bases are currently regulated through slot allocations. Applicable EU regulations would appear to prohibit the buying or selling of slots for cash, although media reports indicate that the buying and selling of slots may be happening at certain airports in Europe, including London Heathrow. Regardless of any such sales, there can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future at the time it needs them or on acceptable terms. There can also be no assurance that its non-slot bases or the other non-slot airports Ryanair serves will continue to operate without slot allocations in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

Ryanair’s future growth is also materially dependent on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s low-fares strategy. Any condition that denies, limits or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example, in March 2007 the discount arrangement formerly in place at

London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. This increase in charges had, as expected, a negative impact on yields and passenger volumes. In addition, in September 2006, the Dublin Airport Authority (“DAA”) announced that it was planning to build a new terminal (Terminal 2) at Dublin Airport at a cost of approximately €800 million. This capital expenditure will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level, leading to increased fares and consequently having an adverse impact on yields and passenger volumes at Dublin Airport. Ryanair has responded to these charge increases by reducing capacity in winter periods in which the charge increases make operating at previous capacity more difficult.

The company has recently announced capacity reductions, primarily at Dublin and London (Stansted) airports, the two most expensive airports in terms of airport charges that Ryanair serves. As a result of these airports’ high charges, certain routes are not economically viable to operate during the winter when the company typically experiences lower load factors and fares. Accordingly, the company has announced its intention to ground 15 aircraft at London (Stansted) from November 1, 2008 through March 31, 2009 (last year Ryanair grounded 7 aircraft during the winter) and a further four aircraft at Dublin airport during the same period.

In addition the company has also announced that from November 1, 2008 to December 19th, 2008, it will close its base at Valencia. Furthermore, Ryanair has announced that it will temporarily suspend services to Budapest, Basel, Palma, Salzburg, Krakow and Rzeszow this winter. As a result of these capacity reductions, Ryanair expects that total passengers booked this year will rise by approximately 14%, bringing the total number of passengers booked to approximately 58 million, lower than the 16% growth, or 59 million booked passengers, previously forecast.

See “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports.”

The Company’s Acquisition of 29.8% of Aer Lingus and Subsequent Failure to Conclude a Complete Acquisition of Aer Lingus Could Expose the Company to Risk. During the year ended March 31, 2007, the Company acquired 25.2% of Aer Lingus. The Company increased its holding to 29.3% during the year ended March 31, 2008, and, subsequent to the year-end, it increased its stake to 29.8%, at a total aggregate cost of €403.0 million. Following the acquisition of its initial stake, and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on alleged competition grounds. The EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake”. In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus has appealed this decision before the CFI and the CFI may overturn the decision. Moreover, the policy of the European Commission may change in the future so as to require such a forced disposition. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair’s own appeal to the European Commission decision blocking the tender offer remains pending. During the 2008 fiscal year, Ryanair recognized an impairment charge of €91.6 million on its Aer Lingus shareholding, reflecting the fall in Aer Lingus’ share price from the dates of purchase to March 31, 2008. Subsequently, in the first quarter of the 2009 fiscal year, the Company recognized a further impairment charge of $93.6 million. Generally deteriorating conditions in the airline industry affect the Company not only directly, but also indirectly, because the value of its stake in Aer Lingus can rise and fall as the share price fluctuates.

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, the Company’s recent profitability, may make it more difficult for Ryanair to maintain its current base salary levels and current employee productivity and compensation arrangements. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements may not be subject to change or modification at any time. However, given deterioration in the economic prospects of the Company, the Company has sought to freeze certain employees’ pay and eliminate redundant positions. These steps may lead to deteriorations in labor relations in the Company and could impact the Company’s business or results of operations.

The Company completed the retirement of its entire fleet of Boeing 737-200A aircraft based in Dublin in December 2005 and replaced them with Boeing 737-800 aircraft. As a result of the retirement of the Boeing 737-200A aircraft, Ryanair required its pilots who lacked the necessary training to undergo a conversion training process to enable them to fly the new Boeing 737-800 aircraft. Starting in the fall of 2004, Ryanair made a number of written offers to its Dublin-based pilots to enable them to participate in a re-training process in order to obtain the correct type-rating for flying the Boeing 737-800 aircraft. All of these pilots have now been trained on the Boeing 737-800 aircraft, either by paying in advance the €15,000 cost of the conversion training, or by executing a five-year bond, under which the training is provided free of charge unless the pilots do not maintain their employment with Ryanair for a period of at least five years, in which case they are obligated to reimburse Ryanair for the training costs.

In the Irish High Court, 64 pilots (only 13 of whom remain in the Company’s employment) have initiated proceedings claiming that the terms of the bond referred to above infringed their freedom of association rights and their right to allow trade unions to negotiate on their behalf.

Ryanair currently negotiates with groups of employees, including its pilots, through “Employee Representation Committees,” regarding pay, work practices and conditions of employment, including conducting formal binding negotiations with these internally elected collective bargaining units. Ryanair considers its relationships with its employees to be good, although it has once in the past experienced work stoppages by a group of baggage handlers. In addition, in the United Kingdom, the British Airline Pilots Association (“BALPA”) in 2001 unsuccessfully sought to represent Ryanair’s U.K.-based pilots in their negotiations with the Company. BALPA may request that a new ballot on representation be undertaken among Ryanair’s U.K. pilot body, which, if successful, would allow the U.K. pilots to be represented by BALPA in negotiations over pilot salaries and working conditions. For additional details, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.”

If any future occurrence were to limit Ryanair’s flexibility in dealing with its employees or alter the public’s perception of Ryanair generally, this could have a material adverse effect on the Company’s business, operating results and financial condition.

The Company is Dependent on the Ireland-U.K. Market. For the fiscal years ended March 31, 2008 and 2007, passengers on Ryanair’s routes between Ireland and the U.K. accounted for 15.2% and 15.4%, respectively, of total passenger revenues, with routes between Dublin and London accounting for 4.9% of total passenger revenues in the 2008 and 2007 fiscal years, and the Dublin-London (Stansted) route alone accounting for 2.4% of such totals. Ryanair’s business is likely to be adversely affected by any circumstance causing a reduction in general demand for air transportation services between Ireland and the U.K., including, but not limited to, adverse changes in local economic conditions. In recent quarters, Ireland and the U.K. have experienced declining (or in Ireland’s case, negative) growth and increasing inflation. These factors are likely to impact demand for air travel and the Company cannot offer any assurances in regards to the performance of its business model under changed economic conditions.

Political disruptions or violence (including terrorism) in Ireland or the U.K. or significant price increases linked to increases in airport access costs or taxes imposed on air passengers in Ireland or the U.K. could also have a material adverse effect on the Company’s business. See “—Terrorism in the United Kingdom or Elsewhere in Europe Could have a Material Detrimental Effect on the Company” above. In addition, so long as the Company’s operations remain dependent on routes between Ireland and the U.K., the Company’s future operations will be adversely affected if there is increased competition in this market. See “Item 4. Information on the Company—Industry Overview—Ireland-U.K. and Continental European Market.”

The Company is Dependent on Third-Party Service Providers. Ryanair currently assigns its heavy airframe maintenance overhauls, engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency (“Part 145”). The Company also assigns its passenger and aircraft handling and ground handling services at airports other than Dublin and those served by Ryanair in Spain to established third-party providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations—Airport Handling Services.”

The loss or expiration of any of Ryanair’s third-party service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company’s results of operations. Ryanair will need to enter into airport services agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates in new markets. In addition, although Ryanair seeks to monitor the performance of third parties that provide passenger and aircraft handling services, the efficiency, timeliness and quality of contract performance by third-party providers are largely beyond Ryanair’s direct control. Ryanair expects to be dependent on such third-party arrangements for the foreseeable future.

The Company is Dependent on Key Personnel. The Company’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Chief Executive of Ryanair, and key financial, commercial, operating and maintenance personnel. Mr. O’Leary’s current contract may be terminated by either party upon 12 months’ notice. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management—Employment Agreements.” The Company’s success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively, both independently and as a group. Although the Company’s employment agreements with Mr. O’Leary and some of its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon the Company’s business, operating results and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations. As of July 31, 2008, approximately 99% of Ryanair’s daily flight reservations were made through its website. Although the Company has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at a single center, in order to make reservations.

A back-up booking engine is available to Ryanair to support its existing platform in the event of a breakdown in this facility. However, there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of these systems, which, in turn, could have a material adverse affect on the Company’s operating results or financial condition.

In addition, in March 2006, Ryanair also commenced its Check’N’Go Internet check-in service. Check’N’Go is part of a package of measures intended to improve service by reducing airfares as well as reducing check-in and boarding gate lines. See “Item 4. Information on the Company—Reservations/Ryanair.com.” The Company has rolled this system out across its network, although passengers departing from Malta or Romania, or to or from Morocco, cannot make use of the system. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service improvement efforts and make passengers less likely to use these services, and, as a result, negatively affect the Company’s operating results.

Risks Related to the Airline Industry

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004). This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to be paid to passengers in the event of cancelled flights, except when the airline can prove that such a cancellation is caused by extraordinary circumstances, such as weather, air-traffic control delays or safety issues. The regulation calls for compensation of €250, €400 or €600 per passenger, depending on the length of the flight. As Ryanair’s average flight length is less than 1,500 km—the upper limit for short-haul flights—the amount payable is generally €250 per passenger, per occurrence. Passengers subject to long delays (in excess of two hours for short-haul flights) are also entitled to “assistance” including meals, drinks and telephone calls, as well as hotel accommodations if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. This legislation has had no material financial impact on the Company to date; however, there can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this legislation, if Ryanair experiences an increase in cancelled flights, which could occur as a result of factors beyond its control.

Implementation of the Montreal Convention for Lost, Damaged or Delayed Luggage Could Also Increase Costs. The Montreal Convention on the Unification of Certain Rules for International Air Carriage was adopted in May 1999. The Convention consolidated, updated and has replaced all previous agreements on air carrier liability, including the 1929 Warsaw Convention. The Convention came into force in all EU countries on June 28, 2004. Passengers can now claim up to 1,000 Special Drawing Rights (“SDRs”) (currently approximately €1,037) for lost, damaged or delayed luggage. Passengers submitting baggage claims will have to provide evidence to back up these claims. This compares to the previous weight-based compensation system under the 1929 Warsaw Convention, which limited liability for lost, damaged or delayed luggage to 17 SDRs (currently approximately €18) per kilogram of checked hold baggage.

Although Ryanair has a record of losing fewer bags than many other major European carriers, and the Convention’s coming into force has had no material impact on the Company to date, there can be no assurance that the Company will not incur a significant increase in costs in connection with lost baggage, which could have an adverse effect on the Company’s operating costs and in turn reduce its profitability.

Proposed Regulation of Emissions Trading Could Increase Costs. On July 8, 2008, the European Parliament voted in favor of proposed legislation to add aviation to the European Emissions Trading Scheme. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for carbon emissions to encourage industries to reduce their CO2 emissions. Under the proposed legislation, airlines would be granted initial credits based on historical emissions and their shares of the total aviation market. Any shortage of credits will have to be purchased in the open market. The cost and amount of such credits that Ryanair would have to buy in 2012 have yet to be determined. The proposed legislation still needs to be approved by the European Council of Ministers, which is not likely to happen before October 2008. Should this legislation be passed in its current form, it is likely to have a seriously negative impact on the European airline industry, including Ryanair, despite the fact that Ryanair is the most environmentally efficient producer. The European aviation industry is currently lobbying the Council of Ministers to amend or scrap the legislation as much higher oil prices will result in capacity being removed from the market, thus lowering CO2 emissions. Ryanair and other European airlines also argue that the legislation will have little or no impact on the environment but will simply increase the cost of travelling and reduce passenger volumes. If the legislation is approved, there can be no assurance that Ryanair will be able to obtain sufficient carbon credits, or that the cost of the credits will not have an material adverse effect on the Company’s business, operating results and financial condition.

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. In past years, accidents or other safety-related incidents involving certain low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair, and could have a material adverse effect on the Company’s financial condition and results of operations.

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry. The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the U.S. Although carriers such as Ryanair that operate exclusively in Europe have generally been spared from such material adverse impacts on their businesses to date, the cost to all commercial airlines of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism has increased dramatically since the September 11 attacks. See “Item 4. Information on the Company—Insurance.” In addition, Ryanair’s insurers have indicated that the scope of the Company’s current act-of-war-related insurance may exclude certain types of catastrophic incidents, such as biological, chemical or “dirty bomb” attacks. This could result in the Company’s seeking alternative coverage, including government insurance or self-insurance, which could lead to further increases in costs. Although Ryanair, to date, has passed on the increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. In response to the dramatic drop in revenue and expected increases in costs, airlines in the U.S. and certain European carriers with significant U.S. operations have sought, and in certain cases, already received, governmental assistance in the form of financial aid. Ryanair does not fly to the United States, and although it experienced a decline of approximately 10% in reservations in the week following the September 11, 2001 terrorist attacks, the number of flight bookings had returned to normal levels by the end of September 2001.

Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S. or in Europe, particularly in London or other markets that are significant to Ryanair, any significant military actions by the United States or EU nations (such as the current war in Iraq) or any related economic downturn, would be likely to have a material adverse effect on demand for air travel and thus on Ryanair’s business, operating results and financial condition. See also “—Risks Related to the Company—Further Terrorist Attacks in London and Other Destinations Could Have a Detrimental Effect on the Company.”

The Company Faces the Risk of Loss and Liability. Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage and other business insurance in amounts per occurrence that are consistent with industry standards. Ryanair currently believes its insurance coverage is adequate (although not comprehensive). However, there can be no assurance that the amount of insurance coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from any accidents not covered by its insurance. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See “—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry” above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company’s results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could lead to the public perception that Ryanair’s aircraft were less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair’s business.

EU Regulation No. 2027/97, as amended by Regulation No. 889/2002, governs air carrier liability. See “Item 4. Information on the Company—Insurance” for details of this regulation. This regulation increased the potential exposure of air carriers, such as Ryanair, and although Ryanair has extended its liability insurance to meet the requirements of the regulation, no assurance can be given that other laws, regulations or policies will not be applied, modified or amended in a manner that has a material adverse effect on Ryanair’s business, operating results and financial condition.

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for 36.4% of total costs in the 2008 fiscal year, management anticipates that this percentage will significantly increase. See “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” above. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) has required a number of such procedures with regard to Boeing 737 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system and limitations on certain operating procedures. Ryanair’s policy is to implement any such required procedures in accordance with FAA guidance, and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules or required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company’s operating results or financial condition.

There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair’s aircraft and result in an increase in Ryanair’s cost of maintenance or other costs beyond management’s current estimates. In addition, should Ryanair’s aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair’s aircraft are less than completely reliable, the Company’s business could be materially adversely affected.

Currency Fluctuations Affect the Company’s Results. Although the Company is headquartered in Ireland, a significant portion of its operations is conducted in the U.K. Consequently, the Company has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance and some maintenance obligations are denominated in U.S. dollars. The Company’s results of operations and financial condition can therefore be significantly affected by fluctuations in the respective values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly subject to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and none of its revenues are denominated in U.S. dollars. Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and the U.K. pound sterling, and between the U.K. pound sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See “Item 11. Quantitative and Qualitative Discussion About Market Risk.”

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. The board of directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors will, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company’s ability to operate by identifying those shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares.” The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of the restrictions on share ownership and the current ban on share purchases by non-EU nationals.

As of June 30, 2008, EU nationals owned at least 56.0% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

Holders of Ordinary Shares are Currently Unable to Convert those Shares into American Depositary Receipts. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York, the depositary for its ADR program, to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also “—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

The Company’s Results of Operations May Fluctuate Significantly. The Company’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. See “Item 5. Operating and Financial Review and Prospects—Quarterly Fluctuations.” Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel, as well as trends in airlines’ costs, and especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

The trading price of Ryanair Holdings’ Ordinary Shares and ADRs may be subject to wide fluctuations in response to quarterly variations in the Company’s operating results and the operating results of other airlines. In addition, the global stock markets from time to time experience extreme price and volume fluctuations that affect the market prices of many airline company stocks. These broad market fluctuations may adversely affect the market price of the Ordinary Shares and ADRs.

Ryanair Holdings Does Not Intend to Pay Dividends. Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares, and does not anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than interests in the shares of Ryanair.

Item 4.	Information on the Company

INTRODUCTION

The Company operates a low-fares scheduled passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe and Morocco. Incorporated in 1984, Ryanair Limited began to introduce a low-fares operating model under a new management team in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” At June 30, 2008, with its operating fleet of 166 new Boeing 737-800 “next generation” aircraft, Ryanair Limited offered more than 1,100 scheduled short-haul flights per day serving 147 locations throughout Europe and Morocco, including 26 in the U.K. and Ireland. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business. Ryanair Holdings was incorporated in 1997 as a holding company for Ryanair Limited.

Offering widely available low fares, Ryanair booked 49 million passengers during the 2007 calendar year. On the basis of the U.K. Airports Annual Statement of Movements, Passengers and Cargo (the “CAA Statistics”) published by the Civil Aviation Authority (“CAA”) in the 2007 calendar year, Ryanair had the leading market share (in terms of passenger volume) on most of its scheduled routes between Ireland and provincial cities in the U.K. and carried approximately 45.5% of all scheduled passenger traffic between Dublin and London, a share favorably comparable to the approximately 34.2% share of Aer Lingus, its next largest competitor on the U.K.-Ireland routes. According to the CAA Statistics, Ryanair has also achieved competitive market share results on the routes it has launched from the U.K. to continental Europe from the dates it began service on these routes.

By generating an average booked passenger load factor of approximately 82% and average scheduled passenger yield of €0.054 per ASM and focusing on maintaining low operating costs (€0.051 per ASM), Ryanair achieved a net margin of 18% on total revenues of €2,713.8 million in the 2008 fiscal year. See “Item 5. Operating and Financial Review and Prospects” and the Glossary in Appendix A.

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect”—Ryanair’s history of stimulating significant annual passenger traffic growth on the new routes on which it has commenced service since 1991. On the basis of the CAA Statistics and statistics released by the International Civil Aviation Organization (the “ICAO”), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 4.3 million passengers in the 2007 calendar year. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each such route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K. and European economies. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage and rates of cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair Limited, Corporate Head Office, Dublin Airport, County Dublin, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Howard Millar, Chief Financial Officer (same address as above). The telephone number is +353-1-812-1212 and the facsimile number is +353-1-812-1213. Under its current Articles of Association, Ryanair Holdings has an unlimited corporate duration.

STRATEGY

Ryanair’s objective is to firmly establish itself as Europe’s leading scheduled passenger airline through continued improvements and expanded offerings of its low-fares service. In the highly challenging current operating environment, Ryanair seeks to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair’s long-term strategy are:

Low Fares. Ryanair’s low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise use alternative forms of transportation or choose not to travel at all.

Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See “—Route System, Scheduling and Fares—Low and Widely Available Fares” below.

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to reports by the Association of European Airlines (“AEA”) and the airlines’ own published statistics, Ryanair has achieved better punctuality, fewer lost bags and fewer cancellations than all of the rest of its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by operating from un-congested airports. Ryanair conducts a daily conference call with Ryanair and airport personnel at each of its base airports, during which the reasons for each flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Customer satisfaction is measured by regular online, mystery passenger and employee surveys.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the 2008 fiscal year, Ryanair flew an average route length of 662 kilometers and average flight duration of approximately 1.57 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service” for connecting passengers, including baggage transfer and transit passenger assistance.

In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays and more competitive airport access and handling costs. Ryanair’s “on time” performance record (arrivals within 15 minutes of schedule) for the 2007 calendar year was 88%. According to 2007 data from Ryanair, Aer Lingus, easyJet and the AEA, Ryanair’s “on time” performance record exceeded that of its principal competitors, including Aer Lingus (approximately 78%), Air France (approximately 82%), British Airways (approximately 65%), easyJet (approximately 74%), Lufthansa (approximately 81%), and SAS (approximately 81%). Faster turnaround times are a key element in Ryanair’s efforts to maximize aircraft utilization. Ryanair’s average scheduled turnaround time for the 2008 fiscal year was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair’s primary strategy for controlling aircraft acquisition costs is to narrow its fleet of aircraft to a single type. Ryanair currently operates only “next generation” Boeing 737-800s. Ryanair’s acquisition of the Boeing 737-800s has already and will continue to significantly increase the size of its fleet and thus significantly increase its aircraft equipment and related costs (on an aggregate basis). However, the purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance and, the purchase and storage of spare parts, while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of its Boeing contracts are very favorable to Ryanair. See “—Aircraft” below for additional information on Ryanair’s fleet.

Personnel Costs. Ryanair endeavors to control its labor costs by seeking to continually improve the productivity of its already highly productive work force. Compensation for employees emphasizes productivity-based pay incentives. These incentives include discretionary sales bonuses for onboard sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants within limits set by industry standards or regulations fixing maximum working hours.

Customer Service Costs. Ryanair has entered into agreements on competitive terms with third-party contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility and reservations center has allowed Ryanair to eliminate travel agent commissions. Ryanair generates virtually all of its scheduled passenger revenues through direct sales via its website.

Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive prices. Management believes that Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable contracts with such airports for access to their facilities. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs rather than more expensive jetways.

Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system called Flightspeed, which it operates under a 10-year hosting agreement with Navitaire to use its Open Skies reservation system (“Open Skies”). As part of the implementation of the new reservation system, Open Skies developed an Internet booking facility called Skylights. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through Ryanair’s Ryanair.com website. Since the launch of the Skylights system, Ryanair has heavily promoted its website through newspaper, radio and television advertising. As a result, Internet bookings have grown rapidly, accounting for approximately 99% of all reservations on a daily basis as of June 2008. On February 22, 2008, Ryanair upgraded from the Open Skies reservation system to the New Skies reservation system because New Skies is more scalable and will offer more flexibility for future system enhancements and to accommodate the planned growth of Ryanair.

In addition, in March 2006, Ryanair introduced its Internet check-in service, Check’N’Go, and the Company plans to introduce a kiosk-based check-in systems at its main base at London Stansted in August 2008.

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single incident involving major injury to a passenger or a member of its flight crew in its 23-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other airports by maintenance contractors approved under the terms of Part 145. Ryanair currently contracts with other parties who perform heavy airframe maintenance, engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including British Airways and Aer Lingus. Ryanair assigns a Part 145 certified mechanic to oversee heavy maintenance and authorize engine overhauls performed by other parties.

Enhancement of Operating Results through Ancillary Services. Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, the in-flight sale of beverages, food and merchandise and Internet-related services. As part of its non-flight services, Ryanair distributes accommodation, travel insurance and car rentals, principally through its website. Management believes that providing these services through the Internet allows Ryanair to increase sales, while at the same time reducing costs on a per-unit basis.

For the 2008 fiscal year, ancillary services accounted for 18.0% of Ryanair’s total operating revenues, as compared to 16.2% of such revenues in the 2007 fiscal year. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2008 Compared with Fiscal Year 2007—Ancillary Revenues” for additional information.

Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe and Morocco, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) initiating additional routes in the EU; (ii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (iii) increasing the frequency of service on its existing routes; (iv) starting new domestic routes within individual EU countries; (v) considering acquisition opportunities that may become available in the future; (vi) connecting airports within its existing route network (“triangulation”); (vi) establishing new bases in continental Europe; and (vii) initiating new routes not currently served by any carrier.

During the 2007 fiscal year, the Company’s shareholders approved the decision to purchase the entire share capital of Aer Lingus and, as a result, Ryanair has acquired a 29.8% interest at a cost of €403.0 million, as of July 3, 2008. The Company’s proposed tender offer for all of the shares of Aer Lingus was blocked by the European Commission on alleged competition grounds. Ryanair has filed an appeal of the European Commission’s decision with the CFI. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Aer Lingus Merger Decision.”

Responding to Current Challenges. In recent periods, and with increased effect in the 2009 fiscal year, Ryanair’s low-cost, low-fares model has faced pressure due to significantly increased fuel costs and general inflation and reduced growth in the economies in which it operates. The Company aims to meet these challenges by (i) selectively grounding aircraft, including 20 aircraft that the Company intends to ground over the 2008-2009 winter season; (ii) disposing of aircraft (increasing its disposals from six in the 2008 fiscal year to approximately 17 in the 2009 fiscal year; and (iii) controlling labor and other costs, including through wage freezes and selective redundancies. There can be no assurance that the Company will be successful in doing these things or that doing so will allow the Company earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs.”

The company has recently announced capacity reductions, primarily at Dublin and London (Stansted) airports, the two most expensive airports in terms of airport charges that Ryanair serves. As a result of these airports’ high charges, certain routes are not economically viable to operate during the winter when the company typically experiences lower load factors and fares. Accordingly, the company has announced its intention to ground 15 aircraft at London (Stansted) from November 1, 2008 through March 31, 2009 (last year Ryanair grounded 7 aircraft during the winter) and a further four aircraft at Dublin airport during the same period.

In addition the company has also announced that from November 1, 2008 to December 19th, 2008, it will close its base at Valencia. Furthermore, Ryanair has announced that it will temporarily suspend services to Budapest, Basel, Palma, Salzburg, Krakow and Rzeszow this winter. As a result of these capacity reductions, Ryanair expects that total passengers booked this year will rise by approximately 14%, bringing the total number of passengers booked to approximately 58 million, lower than the 16% growth, or 59 million booked passengers, previously forecast.

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of June 30, 2008, the Company offers over 1,100 scheduled short-haul flights per day serving 147 locations throughout Europe and Morocco, including 26 locations in the U.K. and Ireland, and flying approximately 712 routes.

The following table lists Ryanair’s top ten routes during the 2008 fiscal year by number of passengers, including the date service commenced on each such route and how many round-trip flights are scheduled on each such route per day. These routes in the aggregate accounted for 10.5% of the Company’s scheduled passenger volume in the 2008 fiscal year.

Route Served	Date service commenced	Round trip flights scheduled per day
Between Dublin and London (Stansted)	Nov-88	9
Between Dublin and London (Gatwick)	Nov-94	6
Between London (Stansted) and Rome (Ciampino)	Apr-02	5
Between Glasgow (Prestwick) and London (Stansted)	Oct-95	4
Between London (Stansted) and Milan (Bergamo)	Apr-02	4
Between Dublin and Manchester	May-94	4
Between London (Stansted) and Frankfurt (Hahn)	Apr-99	4
Between Dublin and London (Luton)	Jan-86	4
Between Dublin and Cork	Nov-05	5
Between London (Stansted) and Barcelona (Girona)	Feb-03	4

See Note 17, “Analysis of operating revenues and segmental analysis,” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

Management’s objective is to schedule a sufficient number of flights per day on each of Ryanair’s routes to satisfy demand for Ryanair’s low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals, normally between approximately 6:00 a.m. and 11:00 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

During the 2008 fiscal year, Ryanair announced 201 new routes and added destinations in two new countries, Switzerland and Romania, which are serviced by routes originating in the U.K., Ireland, Spain, Sweden and Italy.

Low and Widely Available Fares

Ryanair offers low fares, with prices generally varying on the basis of advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services. All tickets can be changed, subject to certain conditions, including fee payment and applicable upgrade charges. However, tickets are non-cancelable and non-refundable and must be paid for at the time of reservation.

Ryanair’s discounted fares are “capacity controlled” in that Ryanair allocates a specific number of seats on each flight to each fare category to accommodate projected demand for seats at each fare level leading up to flight time. Ryanair generally makes its lowest fares widely available by allocating a majority of its seat inventory to its lowest fare categories. Management believes that its unrestricted fares as well as its advance-purchase fares are attractive to both business and leisure travelers.

When launching a new route, Ryanair’s policy is to price its lowest fare so that it will be significantly lower than other carriers’ lowest fares, but still provide a satisfactory operating margin.

Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to always offer the lowest fare on any route it serves. Ryanair offers weekday one-way fares starting at €1 on many of its routes, and offers lower-fare trips on certain routes from time to time. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on the relevant routes during the periods they are in effect. Ryanair expects to continue to offer significant fare promotions to stimulate demand in periods of lower activity or during off-peak times for the foreseeable future.

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares and price guarantee. In doing so, Ryanair primarily advertises its services in national and regional newspapers, as well as through controversial and topical advertising, press conferences, publicity stunts Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents for a significant portion of their ticket sales and pay travel agents a commission for their services. Following the introduction of its Internet-based reservations and ticketing service, which now allows passengers to make reservations and purchase tickets directly through the Company’s website, Ryanair’s reliance on travel agents has been eliminated. See “—Strategy—Taking Advantage of the Internet” above for additional information.

On February 22, 2008, Ryanair upgraded from the Open Skies reservation system to the New Skies reservation system. The upgrade to New Skies was required in order to facilitate the continued expansion of the airline. The existing Open Skies system had been developed in the 1990s and was approaching its capacity in terms of the total number of passenger transactions processed each year. The New Skies system is much more scalable and will be able to cope with the planned growth of Ryanair. In addition, New Skies will also give the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development.

Similar to our previous Open Skies agreement, under the agreement with Navitaire, the New Skies system will serve as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair will pay transaction fees that are generally based on the number of passenger seat journeys booked through the system. As part of the transition to New Skies, Navitaire will retain a back-up booking engine to support its existing operations in the event of a breakdown in the main New Skies system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in and priority boarding service. These enhancements are focused on reducing waiting time at airports and speeding a passenger’s journey from arrival at the airport to boarding. Ryanair has also introduced a checked-bag fee and an airport check-in fee, which are payable on the Internet and are aimed at reducing the number of bags carried by passengers in order to reduce ongoing handling costs. As a result of the introduction of the New Skies system, Ryanair intends to continue to deliver further passenger service enhancements by introducing Internet-based facilities to enable passengers to manage their own bookings.

AIRCRAFT

Aircraft

As of June 30, 2008, Ryanair’s operating fleet was composed of 166 Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 163 Boeing 737-800s at March 31, 2008. The Company expects to have an operating fleet comprising 195 Boeing 737-800s at March 31, 2009 (assuming that the planned disposal of 17 such aircraft is completed on schedule).

Between March 1999 and June 30, 2008, Ryanair took delivery of 176 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing (and disposed of ten such aircraft). The new Boeing 737-800s share certain basic characteristics with Ryanair’s prior fleet of Boeing 737-200A aircraft, all of which were retired by December 2005. However, the new aircraft are larger (seating up to 189 passengers, as compared to 130 in the Boeing 737-200As), capable of longer flights without refueling and incorporate more advanced aviation technology. The Boeing 737-800s also comply with Chapter 3 noise reduction requirements established by the ICAO, which took effect in the EU in 2002.

Ryanair entered into a series of agreements with Boeing for Boeing 737-800 “next generation” aircraft starting in 1998. As of January 2005, 89 firm-order aircraft remained to be delivered under those agreements, and the Company had options to purchase an additional 123 aircraft. On February 24, 2005, the Company announced that it had entered into a new agreement with Boeing for the purchase of a further 70 new Boeing 737-800s, as well as purchase options for an additional 70 such aircraft.

Under the terms of the 2005 Boeing contract, while the basic price per aircraft that was applicable under the prior contracts continued to apply to the firm-order aircraft that remained to be delivered and purchase options outstanding thereunder, these firm-order and option aircraft became subject to the commercial and other terms applicable to the firm-order aircraft under the 2005 Boeing contract, including benefiting from more favorable price concessions.

In addition, as part of the 2005 contract with Boeing, the Company ensured that “winglets,” or wing-tip extensions, manufactured by Aviation Partners Boeing (“APB”) would be incorporated into all aircraft to be delivered to the Company under its contracts with Boeing from January 2006 onwards. The cost of these winglets is included in the net price of each aircraft. APB agreed to supply the winglets at a discounted rate for all of the Boeing 737-800s delivered to Ryanair prior to January 2006. The cost of retrofitting these winglets has been borne by Ryanair and the retrofitting has been carried out during routine maintenance at the Company’s facility at Glasgow (Prestwick). Ryanair has completed the process of installing winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. The winglets are attached to the existing wings and improve the aerodynamics of the aircraft; as a result, the aircraft consume less fuel per flight-hour. The winglet modification program has proved effective, with better aircraft performance and a reduction of approximately 4% in each aircraft’s consumption of fuel per hour flown.

Beginning in June 2005, the Company exercised a number of purchase options to acquire new Boeing 737-800 aircraft. The exercise of these purchase options is documented in the table below.

Date Purchase Option Exercised	No. of Aircraft	Delivery Dates Agreed Upon
June 2005	5	Feb. 2007 to May 2007
October 2005	9	Sept. 2007 to Nov. 2007
June 2006	10	March 2008 to June 2008
August 2006	32	Sept. 2008 to June 2009
April 2007	27	Sept. 2009 to March 2010
June 2008	3	June 2010

Ryanair currently expects to take delivery of an additional 135 aircraft under its contracts with Boeing. These deliveries will increase the size of Ryanair’s fleet to 265 by December 2012 (assuming that the planned disposal or return of 36 such aircraft is completed on schedule), or more should Ryanair choose to exercise any of the additional 107 options to purchase aircraft remaining under its existing purchase contracts with Boeing.

Ryanair has entered into agreements with third parties to sell 25 Boeing 737-800s in accordance with the table below. Ten of these aircraft have already been delivered. Depending on market conditions and various other considerations, Ryanair expects to dispose of 21 further aircraft (in addition to those listed in the table below) during the period to December 2012.

Sale Agreement Dated	Aircraft Model Year	No. of Aircraft	Delivered Aircraft	Estimated Disposal Periods
May 2007	1999	5	5	Sept. 2007 to Dec. 2007
July 2007	2000, 2001 & 2002	15	5	Mar. 2008 to Apr. 2009
May 2008	2002	5	—	Nov. 2008 to Mar. 2009

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Furthermore, following the strengthening of the euro against the Dollar over the last number of years, the absolute cost in euro terms of aircraft has been substantially reduced.

Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next five years. Management also believes that the significant size of its orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries and a standard configuration for all of the aircraft it purchased.

The Boeing 737 is the world’s most widely-used commercial aircraft and exists in a number of generations, the Boeing 737-800s being the most recent. Management believes that spare parts and cockpit crews qualified to fly these aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft. Management believes that its strategy of having reduced its fleet to one aircraft type enables Ryanair to limit the costs associated with personnel training, the purchase and storage of spare parts, and maintenance. Furthermore this strategy affords Ryanair greater flexibility in the scheduling of crews and equipment. The Boeing 737-800s are fitted with CFM 56-7B26 engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems.

At March 31, 2008, the average aircraft age of the Company’s Boeing 737-800 fleet was 2.8 years, and no aircraft was more than eight years old.

Training and Regulatory Compliance

Ryanair currently owns and operates four Boeing 737-800 flight simulators for pilot training, the first of which was delivered in 2002. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). The second simulator was delivered in 2004, while the third and fourth simulators were delivered in the 2008 fiscal year. In September 2006, Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first two of these simulators are expected to be delivered in the 2009 fiscal year. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737-800 aircraft and will comply with any regulations or EU directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition. See “Item 3. Key Information—Risk Factors—Safety-Related Undertakings Could Affect the Company’s Results.”

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food and merchandise.

As part of its non-flight scheduled and Internet-related services, Ryanair distributes accommodation services and travel insurance through both its website and its telephone reservation offices. Ryanair also sells bus and rail tickets onboard its aircraft and through its website. Ryanair incentivizes ground service providers at all of the airports it serves to levy correct excess baggage charges for any baggage that exceeds Ryanair’s published baggage allowances, and to collect these charges in accordance with Ryanair’s standard terms and conditions. The Company also charges customers a fixed fee to defray the administrative costs incurred in processing debit and credit card transactions. Since September 20, 2007, all passengers using desk check-in facilities have been required to pay an airport check-in fee (currently set at €5/ £4 per flight). Excess baggage charges, debit and credit transaction processing fees are recorded as components of non-flight scheduled revenue.

In addition, Ryanair has a contract with the Hertz Corporation (“Hertz”), pursuant to which Hertz handles all car rental services purchased through Ryanair’s website or telephone reservation system. Hertz pays a per passenger fee to Ryanair. For hotel services, Ryanair has a contract with Expedia Private Label (“Expedia”), pursuant to which Expedia handles all aspects of such services and pays a fee to Ryanair.

Management believes that providing these services through the Internet allows Ryanair to increase sales, while at the same time reducing costs on a per-unit basis. Ryanair also has agreements with MBNA and GE Capital Bank (“GE Capital”), both issuers of Visa credit cards. Pursuant to these agreements, Ryanair promotes Ryanair-branded credit cards issued by MBNA and GE Capital onboard its aircraft, on its Internet site, and via direct marketing at airports served by Ryanair in the U.K., Ireland, Poland and Sweden. The MBNA agreement relates to Irish residents only and the GE Capital agreement relates to UK, Swedish and Polish residents only. Ryanair generates revenues from MBNA and GE Capital on the basis of the number of cards issued and the revenues generated through the use of the credit cards.

In April 2008, Ryanair entered into a contract with On Air, a provider of mobile voice and data solutions for aircraft, for the provision of an in-flight communications service that will allow Ryanair passengers to use mobile phone and electronic communication devices such as Blackberries while onboard Ryanair aircraft. Ryanair will pay a fee for use of the equipment and bear the cost of its installation on Ryanair aircraft. Ryanair will receive commissions on mobile calls made, and text messages and emails sent using the service, which will be billed to customers based on international roaming rates. Ryanair has yet to receive regulatory approval for this new system but plans to launch a six-month trial of the system starting in late July 2008. If the trial is successful, Ryanair plans to install this equipment on all of its aircraft. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2007 Compared with Fiscal Year 2006—Ancillary Revenues” for additional information.

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel and maintain its aircraft in accordance with European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of maintenance, training or quality control.

Ryanair’s quality assurance department deals with oversight of all maintenance activities in accordance with Part 145. The European Aviation Safety Agency (“EASA”), which established Part 145, came into being on September 28, 2003, through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities.”

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services on its aircraft other than scheduled heavy maintenance. Ryanair also performs certain checks on its aircraft, including pre-flight, daily and transit checks at some of its bases, as well as A-checks at its Dublin facility. Since December 2003, Ryanair has operated a two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it carries out A-checks and C-checks on the fleet of Boeing 737-800 aircraft. The facility is capable of performing two C-checks per week, enabling Ryanair to perform the majority of the maintenance required on its Boeing 737-800 fleet in-house.

Maintenance and repair services that may become necessary while an aircraft is located at one of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by Ryanair’s approved engineers (or, in the case of Brussels (Charleroi), Stockholm (Skvasta), Rome (Ciampino), Frankfurt (Hahn), Milan (Bergamo), Marseille, Barcelona (Girona), Madrid and Dusseldorf (Weeze), by local Part 145-approved companies).

Heavy Maintenance

As noted above, while Ryanair is now able to carry out the majority of the maintenance work required on its Boeing 737-800 fleet itself, Ryanair contracts with outside maintenance providers for some heavy maintenance services that it cannot accommodate in its own facilities. Ryanair currently has short-term, ad hoc contracts with reputable Part 145-approved suppliers of heavy maintenance in the U.K. and Europe, such as ATC Lasham, for the carrying-out of the heavy maintenance overhauls currently required on its relatively new fleet. Ryanair is also currently negotiating with an Eastern European airport to build a three-bay facility to accommodate the additional maintenance requirements that will arise as the airline takes delivery of the remaining aircraft it has on order. This facility is expected to be operational by the winter of 2009.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services of Cardiff, Wales, a Part 145-approved contractor, pursuant to a 10-year agreement, with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7 series engines fitted to the first 155 of Ryanair’s Boeing 737-800 aircraft, the provision of spare parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or are scheduled to be delivered as well as any option aircraft delivered pursuant to the Company’s current contracts with Boeing over the period through December 2011. By contracting with Part 145-approved maintenance providers, management believes it is better able to control the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

Ryanair expects to be dependent on third-party service contracts, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facility at Glasgow (Prestwick). See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on Third Party Service Providers.”

SAFETY RECORD

During its 23-year operating history, Ryanair has not had a single incident involving major injury to a passenger or a member of its flight crew. Ryanair manifests its commitment to safe operations through its safety training procedures, its investment in safety-related equipment and its adoption of an internal confidential reporting system for safety issues. The Company’s board of directors also has an air safety committee to review and discuss air safety and related issues.

Ryanair’s flight training is oriented towards accident prevention and covers all aspects of flight operations. Ryanair maintains full control of the content and delivery of all of its flight crew training, both initial and recurrent. All training programs are approved by the Irish Aviation Authority (the “IAA”), which regularly audits both operation control standards and flight crew training standards for compliance with JAA requirements (“JARs”).

All of the Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and no vertical visibility).

Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the Safety Alert Initial Report reporting program or to use the confidential reporting system, which is available through Ryanair’s Flight Safety Offices. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error or discrepancy in flight operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management’s awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards.

Ryanair has installed an Operational Flight Data Monitoring (OFDM) system on each of its Boeing 737-800 aircraft, which automatically provides a confidential report on the procedures followed by pilots. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management is able to identify potential areas of risk and take steps to rectify any deviations from normal operating procedures, thereby ensuring adherence to Ryanair’s flight safety standards.

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Servisair plc provides Ryanair’s ticketing, passenger and aircraft handling and ground handling services at many of these airports in Ireland and the U.K. (excluding London Stansted Airport where these services are provided primarily by Swissport Ltd.), while similar services in continental Europe are generally provided by the local airport authorities, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices, although some may have periodic increases linked to inflation. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of them may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on Third Party Service Providers.”

Airport Charges

As with other airlines, Ryanair must pay airport charges each time it lands and accesses facilities at the airports it serves. Depending on the policy of the individual airport, such charges can include landing fees, passenger loading fees, security fees and parking fees. Ryanair attempts to negotiate discounted fees by delivering annual increases in passenger traffic, and opts, when practicable, for less expensive facilities, such as less convenient gates and the use of outdoor boarding stairs rather than more expensive jetways. Nevertheless, there can be no assurance that the airports Ryanair uses will not impose higher airport charges in the future and that any such increases would not adversely affect the Company’s operations.

The Irish Commission for Aviation Regulation (“CAR”) is currently responsible for regulating charges at Dublin Airport. In late September 2005, the CAR approved an increase in airport charges of more than 22% (effective January 1, 2006). On March 30, 2006, following an appeal by the DAA, charges at Dublin Airport were increased by an additional 3%. On September 5, 2006, the CAR announced the launch of a public consultation to review and obtain feedback on the levels of airport charges at Dublin Airport. In September 2007, the CAR announced its decision not to change the cap on airport charges, but appeared to allow approximately €1.2 billion of additional planned capital expenditures (which includes approximately €800 million for the new terminal) to be counted towards the regulated asset base (which would enable the DAA to substantially increase charges from 2010 onwards). Ryanair challenged this decision in the Irish High Court but was unsuccessful. The High Court did however confirm that the CAR’s decision was a “determination” within the meaning of the Aviation Regulation Act 2001 and that Ryanair is therefore entitled to appeal this decision to an Independent Appeals Panel established by the Minister for Transport. Ryanair has requested that the minister establish the panel. In April 2008, the DAA announced a further 8% increase in charges, despite the fact that traffic and the DAA’s profits had increased above the DAA’s own forecasts. Ryanair believes that this pricing is abusive and has complained to the Irish Competition Authority.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the U.K. Office of Fair Trading (“OFT”) and the U.K. Competition Commission (“Competition Commission”), calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, whose preliminary findings were released in April 2008. The Competition Commission found that the common ownership by BAA of the three main airports in London affects competition and that a “light touch” approach by the Civil Aviation Authority was adversely impacting competition. The Competition Commission is considering the breakup of BAA, as well as introducing competing terminals in the London airports, although no assurance can be given regarding any decisions or actions that the Competition Commission may or may not pursue.

In July 2004, the Irish government enacted the State Airports Act 2004 (the “State Airports Act”), which contemplates the break-up of Aer Rianta, the Irish airport authority, into three competing airports at Dublin, Cork, and Shannon managed by independent airport authorities under state ownership. Under the State Airports Act, Aer Rianta was re-named the DAA as of October 1, 2004.

On February 12, 2004, the European Commission ruled that certain concessions granted to Ryanair by the Walloon Government in connection with its operations in Brussels (Charleroi) constituted state aid. Ryanair appealed the decision of the European Commission to the CFI requesting that the decision be annulled. The CFI heard Ryanair’s appeal in March 2008. Ryanair is awaiting the decision of the court. The Walloon Region also initiated proceedings in 2005 to recover start-up costs that had been reimbursed to Ryanair in connection with its establishment of the Brussels (Charleroi) base. This case is pending before the Irish High Court. Several competing airlines have challenged other agreements between Ryanair and publicly-owned airports. Air France challenged Ryanair’s agreement with Strasbourg Airport, leading to the cancellation of the London to Strasbourg route. In July 2006, Air France announced that it was challenging Ryanair’s arrangement with Marseille Airport for the use of a low-cost facility. Separate similar proceedings relating to a number of other European airports are currently pending in lower courts. As Ryanair currently benefits from similar concessions on a number of its routes, negative outcomes in these proceedings could have a material adverse effect on its airport charges and profitability. In addition, on September 6, 2005, the European Commission announced new guidelines on the financing of airports and the provision of start-up aid to airlines by certain publicly-owned airports. On June 17, 2008, the European Commission launched a further investigation into Ryanair’s agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. The formal investigation is ongoing and is expected to last between a year and 18 months. However, complaints by Lufthansa about Ryanair’s cost base have been previously rejected by German courts. See “Item 3. Risk Factors—Risks Related to the Company—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, BAA in 2004 announced plans to spend up to U.K.£4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport, with a target opening date of 2013. The project is subject to regulatory approvals and pending legal challenges, and remains in the planning stage. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted) but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling again from current levels. Any such increases could mean that low-fares airlines will not be able to grow at London (Stansted) and their existing operations could be at risk. BAA has failed to consult with users of London (Stansted) on the project, and Ryanair intends to oppose these attempts by BAA to proceed with a U.K.£4 billion project when, in Ryanair’s opinion, a second runway and a terminal extension should not cost more than U.K.£1 billion.

When the DAA first announced plans to build a second terminal (“Terminal 2”) at Dublin Airport, it estimated that the proposed expansion would cost €170—€200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €600 million. Ryanair believes the true cost of what the DAA has proposed to be in excess of €800 million, and opposes expansion at what it believes to be an excessive cost. On August 29, 2007 the planning authority approved a planning application from the DAA for the building of Terminal 2, a second runway, and other facilities. The new construction is subject to a capacity restriction of 32 million passengers, and the runway is subject to limits in its hours of operation. The approval will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level. Ryanair sought a judicial review of the planning approval. However, this appeal was not successful. The doubling of airport charges, as a result of this development, could have an adverse impact on yields and passenger volumes at Dublin Airport, as the Company may be forced to reduce capacity to compensate for the increased charges. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase.”

FUEL

The cost of jet fuel accounted for 36.4% and 39.3% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2008 and 2007, respectively (in each case this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for 0.7% of total fuel costs in the fiscal years ended March 31, 2008 and 2007, respectively). Jet fuel costs increased substantially in the fiscal years ended March 31, 2008 and 2007 and are currently at historical highs. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and because of Ryanair’s low-fares policy, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is limited. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar, which is at or near historical lows, rises against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S.-dollar price of crude oil. Ryanair has entered into limited foreign currency swaps to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements. In more recent periods, the Company has entered into hedging arrangements on a more selective basis. However, in light of the recent significant and unpredictable increases and decreases in oil prices, the Company has decided to increase its fuel hedging and it has hedged 80%–90% of its expected requirements for the period from September to December 2008. See “Item 3. Risk Factors—Risks Related to the Company— Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2008 Compared with Fiscal Year 2007—Fuel and Oil.”

The following table details Ryanair’s fuel consumption and costs for scheduled operations (i.e. it excludes fuel costs related to de-icing costs), after giving effect to the Company’s fuel hedging activities, for the fiscal years ended March 31, 2008, 2007 and 2006. The excluded de-icing costs amounted to €5,503,879, €4,667,362 and €6,090,400, respectively, for the fiscal years ended March 31, 2008, 2007 and 2006. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company’s route network, types of aircraft operated and number of sectors flown have increased.

	Fiscal Year ended March 31,
	2008	2007	2006
Scheduled fuel consumption (U.S. gallons)	469,546,574	377,185,934	308,742,674
Available seat miles (ASM)	41,342,195,458	32,043,022,051	24,282,100,345
Scheduled fuel consumption (U.S. gallons) per ASM	0.011	0.012	0.013
Total scheduled fuel costs(a)	€785,822,674	€688,663,715	€456,375,897
Cost per gallon	€1.674	€1.826	€1.478
Total scheduled fuel costs as a percentage of total operating costs	36.1%	39.3%	34.5%

(a)	Omits de-icing costs.

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury as a result of the accident or incident, including ground victims. Ryanair maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents.

The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks. In the immediate aftermath, aircraft hull war-liability indemnities for amounts above $50 million were, in the absence of any alternative coverage, provided by the Irish Government at pre-September 11, 2001 levels of coverage on the basis of a per-passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged coverage to replace that provided by the government indemnity. The replacement insurance coverage operates on the basis of a per-passenger surcharge with an additional surcharge based on hull values. Ryanair’s insurers have indicated that the scope of the Company’s current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage. Ryanair to date has passed increased insurance costs on to passengers by means of a special “insurance levy” on each ticket.

During the 2006 fiscal year, Ryanair established Aviation Insurance (IOM), Limited, (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL’s activities are currently limited to underwriting a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $13 million.

Council Regulation (EC) No. 2027/97, as amended by Council Regulation (EC) No. 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. Ryanair has extended its liability insurance to meet the requirements of the legislation.

You should read “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—The Company Faces the Risk of Loss and Liability” for information on the Company’s risks of loss and liability.

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	1,116	1,395	Leasehold	Corporate Headquarters
Phoenix House, Conyngham Road, Dublin	2,566	3,899	Freehold	Administration Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Sales Office and Operations Center
Dublin Airport (Hangar)	2,993	2,175	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal
Skvasta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	4,052	4,052	Leasehold	Aircraft Maintenance
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
Dublin Airport Business Park	955	749	Leasehold	Administration Offices

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

TRADEMARKS

Ryanair’s logo and the slogans “Ryanair.com The Low Fares Website” and “Ryanair The Low Fares Airline” have been registered as Community Trade Marks (“CTMs”). A CTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should a third party use an identical or confusingly similar trademark in relation to identical, or similar services.

Ryanair has also registered the CTMs for the word “Ryanair” and for “Ryanairhotels.com.” Ryanair has not registered either its name or its logo as a trademark in Ireland, as CTM-registration provides all of the protection available from an Irish registration, and management believes there are therefore no advantages in making a separate Irish application.

GOVERNMENT REGULATION

Liberalization of the EU Air Transportation Market

Ryanair began its flight operations in 1985, during a decade in which the governments of Ireland and the U.K. liberalized the bilateral arrangements for the operation of air services between the two countries. In 1992, the Council of Ministers of the EU adopted a package of measures intended to liberalize the internal market for air transportation in the EU. The liberalizations included measures that allow EU air carriers substantial freedom to set air fares, provided EU air carriers greatly enhanced access to routes within the EU, and also introduced a licensing procedure for EU air carriers. Beginning in April 1997, EU air carriers have generally been able to provide passenger services on domestic routes within any EU member state outside their home country of operations without restriction. See also “—Industry Overview—European Airline Market.”

Regulatory Authorities

As an Irish air carrier with routes to the U.K. and other EU countries, Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Department of Transport, the IAA, the JAA and EASA. Management believes that the present regulatory environment in Ireland and the EU is characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities.

Commission for Aviation Regulation. The CAR is currently primarily responsible for deciding maximum airport charges only at Dublin Airport. See “—Airport Operations—Airport Charges” above.

The CAR also has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licenses under the provisions of Council Regulation 2407/92. An operating license is an authorization permitting the holder to transport passengers, mail and/or cargo by air. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating license, Irish and EU regulations require that (i) the air carrier must be owned and continue to be owned directly or through majority ownership by EU member states and/or nationals of EU member states and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Risk Factors—Risks Related to Ownership of the Company’s Ordinary Stock—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

Ryanair’s current operating license became effective on December 1, 1993, and is subject to review and renewal each year. The last full review took place in August 2007. The Flight Operations Department is also subject to ongoing review by the IAA, which reviews the department’s audits, including flight audits, training audits, document audits and quality audits. These audits are performed on a monthly basis (approximately).

Ryanair’s current Air Operator Certificate was re-issued on June 9, 2008 and is valid for 167 aircraft. The CAR is also responsible for deciding whether a regulated airport should be coordinated or fully coordinated under Council Regulation (EEC) No. 95/93 (as amended by Regulation (EC) No. 793/2004) on slots, and for authorizing ground handling operations under Council Directive 96/67/EC and its implementing legislation. In April 2005, the CAR announced that Dublin Airport would be fully slot-coordinated beginning in March 2006.

Ryanair successfully challenged this decision in the Irish High Court and the decision was overturned in July 2006. In February 2007, the CAR re-imposed full coordination at Dublin Airport and Ryanair again challenged this decision in the Irish High Court but subsequently withdrew the challenge. See “—Slots” below for additional information.

Irish Aviation Authority. The IAA is primarily responsible for the operational and regulatory function and services relating to the safety and technical aspects of aviation in Ireland. To operate in Ireland and the EU, an Irish air carrier is required to hold an operator’s certificate granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an operator’s certificate, with Ryanair’s ability to continue to hold its operator’s certificate being subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

The IAA is also responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA’s regulatory authority include air safety; aircraft certification; personnel licensing and training; maintenance, manufacture, repair, airworthiness and operation of aircraft; implementation of JARs; aircraft noise; and ground services. Each of the Company’s aircraft has received an airworthiness certificate issued by the IAA and the Company will be required to obtain certificates in respect of all additional aircraft the Company adds to the fleet. These airworthiness certificates are issued for a period of 12 months, after which application for a further certificate must be made. The Company’s flight personnel, flight and emergency procedures, aircraft and maintenance facilities are subject to periodic inspections and tests by the IAA. The IAA has broad regulatory and enforcement powers, including the authority to require reports; inspect the books, records, premises and aircraft of a carrier; and investigate and institute enforcement proceedings. Failure to comply with IAA regulations can result in revocation of operating certification.

In July 1999, the IAA awarded Ryanair an air operator’s certificate, which is subject to routine audit and review, in recognition of Ryanair’s satisfaction of the relevant JAA requirements for the operation of commercial air transport (called “JAR-OPS 1”). The requirements of JAR-OPS 1 have been incorporated into European law as prescribed in Regulation (EEC) 3922/91, as amended by Regulation (EC) 1899/2006 and Regulation (EC) 8/2008 (“EU-OPS”), with minor changes, all of which will be addressed in the new operations Manual Part A. The Manual will be effective from July 16, 2008, and a copy will be filed with the IAA.

Department of Transport. The Department of Transport (DOT) is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport (e.g., noise levels, aviation security, etc.).

In June 2005, the Minister for Transport enacted legislation strengthening rights for air passengers following the EU’s passage of legislation requiring compensation of airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004), which came into force on February 17, 2005. See “Item 3. Risk Factors—Risks Related to the Airline Industry—EU Regulation on Passenger Compensation Could Significantly Increase Related Costs.”

Joint Aviation Authorities. The JAA is an associated body of the European Civil Aviation Conference (ECAC) representing the civil aviation regulatory authorities of a number of European states that agreed to co-operate in developing and implementing common safety regulatory standards and procedures intended to provide high and consistent standards of safety and a “level playing field” for competition in Europe. JAR-OPS 1 regulations have been superseded by EU-OPS 1. EU-OPS 1 provides for the harmonization of technical requirements and administrative procedures on the basis of the JARs issued by the JAA and for the acceptance of certification in accordance with common technical requirements and administrative procedures. EU-OPS 1 entered force on January 16, 2007 and shall be applied in full from July 16, 2008 onward.

The European Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No. 1592/2002 of the European Parliament and the Council of July 15, 2002. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level. The EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness and maintenance issues within the EU member states.

In order to achieve continuity in the mutual acceptance and recognition of certificates and approvals between EASA and non-EASA states, a framework has been developed under which the JAA retains its functions and responsibilities in operations and licensing, while acting as a service provider to EASA in certification and maintenance.

Eurocontrol. The European Organization for the Safety of Air Navigation (“Eurocontrol”) is an autonomous European organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe. Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented in Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft.

The legislation authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained, and may result in the possible sale of the aircraft.

European Commission. The European Commission is in the process of introducing a “single European sky policy,” which would lead to changes to air traffic management and control within the EU. The “single European sky policy” currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and use of the airspace and the interoperability of the European air traffic management network. The objective of the policy is to enhance safety standards and the overall efficiency of general air traffic in Europe.

On September 6, 2005, the European Commission announced new guidelines on the financing of both airports and start-up aid to airlines by certain regional airports, based on the European Commission’s finding in the Charleroi case, which Ryanair has appealed (and which appeal is currently awaiting a decision by the CFI). The guidelines apply only to publicly-owned regional airports and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines, however, apply only in cases in which the terms offered by a public airport are in excess of what a private airport would have offered in a similar situation. Ryanair deals with airports, both public and private, on an equal basis and is offered similar prices by both. Ryanair therefore considers that the guidelines will have no impact on its business.

The European Commission has also introduced draft legislation on airport charges, which was originally intended to address abusive pricing at monopoly airports. However, the current proposal includes all European airports with over five million passengers per year. This legislation is likely to increase the administrative burdens on smaller airports and may lead to higher airport charges. See “Item 7. Major Shareholders and Related Party Transactions—Other Financial Information—Legal Proceedings—EU Stat Aid-Related Proceedings.”

Moreover, the European Commission has proposed legislation calling for transparency in airline fares, which would require the inclusion of all taxes, fees and charges in advertised prices. Ryanair currently includes this information in its advertised fares in all markets where it operates.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, seven of the eight directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular; (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Ryanair is subject to the application of the general rules of EU competition law as well as specific rules on competition in the airline sector (principally, Council Regulation (EEC) 3975/87, as amended).

An aggrieved person may sue for breach of EU competition law in the courts of a member state and/or petition the European Commission for an order to put an end to the breach of competition law. The European Commission also may impose fines and daily penalties on businesses and the courts of the member states may award damages and other remedies (such as injunctions) in appropriate circumstances.

Competition law in Ireland is primarily embodied in the Competition Act 2002. This Act is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition Authority) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector, but are subject to EU rules that override any contrary provisions of Irish competition law. Ryanair has been subject to an investigation by the Irish Competition Authority in relation to service between Dublin and Cork. The Company anticipates that the outcome of this investigation will be known by the end of August 2008.

State Aid. The EU rules control aid granted by member states to businesses on a selective or discriminatory basis. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of state aid to an airline is subject to challenge before the EU or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Environmental Regulation

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements since April 1, 2002. All of Ryanair’s aircraft currently comply with these regulations. Certain airports in the U.K. (including London Stansted and London Gatwick) and continental Europe have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair’s engineering facilities at Dublin Airport and Glasgow (Prestwick). However, at all times Ryanair’s storage and handling of these substances complies with the relevant regulatory requirements. In Ryanair’s Glasgow (Prestwick) maintenance facility, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. At all other facilities Ryanair adheres to all local and EU regulations.

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in “next generation” aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. Ryanair is currently the industry leader in terms of environmental efficiency and is constantly working towards improving its performance.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft and, as of June 30, 2008, Ryanair operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of only 2.8 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Ryanair has a further 135 aircraft of this type on order from Boeing and options on another 107. See “—Aircraft” above for details on Ryanair’s fleet plan.

Ryanair has completed the process of installing winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4% and also reduce noise emissions.

Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair has reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft.

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

•

operates with a high-seat density of 189 seats and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown;

•	has reduced per-passenger emissions through higher load factors;

•

better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;

•

provides direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and

•	has no late-night departures of aircraft, reducing the impact of noise emissions.

Emissions Trading. On July 8, 2008, the European Parliament voted in favor of proposed legislation to add aviation to the European Emissions Trading Scheme. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for carbon emissions to encourage industries to reduce their CO2 emissions. Under the proposed legislation, airlines would be granted initial credits based on historical emissions and their shares of the total aviation market. Any shortage of credits will have to be purchased in the open market. The cost and amount of such credits that Ryanair would have to buy in 2012 have yet to be determined. The proposed legislation still needs to be approved by the European Council of Ministers, which is not likely to happen before October 2008. Should this legislation be passed in its current form, it is likely to have a seriously negative impact on the European airline industry, including Ryanair, despite the fact that Ryanair is the most environmentally efficient producer. The European aviation industry is currently lobbying the Council of Ministers to amend or scrap the legislation as much higher oil prices will result in capacity being removed from the market, thus lowering CO2 emissions. Ryanair and other European airlines also argue that the legislation will have little or no impact on the environment but will simply increase the cost of travelling and reduce passenger volumes.

Ryanair and the European Low Fares Airline Association have called on the European Commission to conduct a proper cost/benefit analysis before proceeding further with any legislative proposals that could impose significant costs on the airline industry.

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

As a company, Ryanair believes in free market competition and that the imposition of any of the above measures would favor the less efficient flag carriers—which generally have smaller and older aircraft, lower load factors, a much higher fuel burn per passenger, and operate primarily into congested airports—and reduce competition. Furthermore, the introduction of a fuel tax or emissions levy at a European level only would distort competition between airlines operating solely within Europe and those operating also outside of Europe. We believe that the introduction of such a tax or levy would also be incompatible with international law.

Slots

Currently, the majority of Ryanair’s bases of operations have no “slot” allocations; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, the airports in Edinburgh and Reus, which will become Ryanair bases in September and October 2008, respectively, are regulated through slot allocations. EU law currently regulates the acquisition, transfer and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system, allowing for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008 the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This will allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Other

Health and occupational safety issues relating to the Company are largely addressed in Ireland by the Safety, Health and Welfare at Work Act, 1989; the Safety, Health and Welfare at Work (General Application) Regulations, 1993; and other regulations under that act. Although licenses or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the “Authority”), which is the regulating body in this area. The Authority periodically reviews Ryanair’s health and safety record and when appropriate, issues improvement notices or prohibition notices. Ryanair has responded to all such notices to the satisfaction of the Authority. Other safety issues are covered by the Irish Aviation Orders, which may vary from time to time.

The Company’s operations are subject to the general laws of Ireland and, insofar as they are applicable in Ireland, the laws of the EU. The Company may also become subject to additional regulatory requirements in the future. The Company is also subject to local laws and regulations at locations where it operates and the regulations of various local authorities that operate the airports it serves.

DESCRIPTION OF PROPERTY

For certain information about each of the Company’s key facilities, see “—Facilities” above. Management believes that the Company’s facilities are suitable for its needs and are well maintained.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in Item 18. Those financial statements have been prepared in accordance with IFRS.

HISTORY

Ryanair’s current business strategy dates to the early 1990s, when a new management team, including the current chief executive, commenced the restructuring of Ryanair’s operations to become a low-fares airline based on the low-cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger service between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August 1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through June 30, 2008, Ryanair launched service on more than 700 routes throughout Europe, and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen, Dusseldorf (Weeze), Bristol, Alicante, Valencia, Belfast, Bournemouth and Birmingham airports as bases of operations. The Bournemouth and Birmingham bases were opened in April 2008, and Ryanair plans to open a base at Kerry in July 2008, and bases at Edinburgh and Reus in the fall of 2008. Ryanair has increased the number of booked passengers from 4.9 million in the 1999 fiscal year to approximately 50.9 million in the 2008 fiscal year, had 166 Boeing 737-800 aircraft as of June 30, 2008, and now serves 147 airports while employing over 6,400 people.

Ryanair expects to have 195 aircraft in its operating fleet by March 31, 2009 (assuming that the planned disposal of 17 aircraft is completed on schedule). During the period through December 2012, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of further scheduled retirements and lease terminations, are expected to increase the size of the Company’s fleet to 265 aircraft by that date, with that number increasing should Ryanair choose to exercise any of the 107 options remaining under its current contracts with Boeing. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to 50.9 million passengers in the 2008 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased 27.9% from 26,943.7 million in the 2007 fiscal year to 34,452.7 million in the 2008 fiscal year, due primarily to a 29.0% increase in scheduled available seat miles (ASMs) from 32,043.0 million in the 2007 fiscal year to 41,342.2 million in the 2008 fiscal year. Scheduled passenger revenues increased 18.7% from €1,874.8 million in the 2007 fiscal year to €2,225.7 million in the 2008 fiscal year. Average yield per RPM was €0.070 in the 2007 fiscal year and €0.065 in the 2008 fiscal year. The decrease in average yield per RPM in the 2008 fiscal year was principally attributable to an increase in seat capacity, increased competition and an increase in average sector length without a corresponding increase in average yield per passenger (the amount of scheduled revenues per passenger booked).

The combination of expanding passenger volumes and capacity, high load factors and aggressive cost containment has enabled Ryanair to continue to generate operating profits and profits after taxation despite increasing price competition and increases in certain costs, particularly fuel costs. Ryanair’s total break-even load factor was 66% in the 2007 fiscal year and 67% in the 2008 fiscal year. Cost per ASM was €0.054 in the 2007 fiscal year and €0.051 in the 2008 fiscal year, reflecting a 29.0% increase in ASMs in the 2008 fiscal year and associated costs, somewhat offset by a lower fuel cost per ASM of €0.019 in the 2008 fiscal year, as compared to €0.022 in the 2007 fiscal year. Ryanair recorded operating profits of €471.7 million in the 2007 fiscal year and €537.1 million in the 2008 fiscal year, and profit after taxation from ordinary activities of €435.6 million in the 2007 fiscal year and €390.7 million in the 2008 fiscal year. Ryanair recorded seat capacity growth of approximately 21% in the 2008 fiscal year, compared to approximately 23% in the 2007 fiscal year, and expects capacity to increase by approximately 17% in the 2009 fiscal year, reflecting the current timetable for the delivery of aircraft under the Company’s contracts with Boeing.

At July 31, 2008 the Company owned 29.8% of Aer Lingus, which it acquired at a total cost of €403.0 million. Following the approval of its shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on alleged competition grounds. Ryanair’s management views the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believes that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa/Swiss, Air France/KLM and BA. During the EU competition review, the Company made a commitment that if the acquisition were approved, Ryanair would eliminate Aer Lingus’ fuel surcharges and reduce its fares, which would have resulted in Aer Lingus passengers saving approximately €100 million per year. The Company was thus surprised and disappointed by the European Commission’s decision to block the merger. This decision was the first adverse decision taken in respect of any EU airline merger, and the first ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. The Company has filed an appeal of this decision with the CFI, which remains pending. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the court on its appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the CFI dismissed Aer Lingus’ application for interim measures.

The balance sheet value of €311.5 million reflects the market value of the Company’s stake in Aer Lingus as at March 31, 2008, as compared to a value of €406.1 million as of March 31, 2007. In accordance with the Company’s accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise a significant influence over Aer Lingus. During the year, Ryanair recognized an impairment charge of €91.6 million on its Aer Lingus shareholding reflecting the fall in Aer Lingus’ share price from the dates of purchase to March 31, 2008.

The Company’s determination that it does not have a “significant influence” has been based on the following factors:

(i)	Ryanair does not have any representation on the Aer Lingus board of directors; nor does it have a right to appoint a director;

(ii)	Ryanair does not participate in Aer Lingus policy-making decisions; nor does it have a right to participate in such policy-making decisions;

(iii)	There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies;

(iv)	Aer Lingus and its principal shareholders have openly opposed Ryanair’s investment or participation in the company;

(v)	On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007); and

(vi)	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders.”

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; and the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to continue to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also continue to increase as a result of the depletion of petroleum reserves, the current shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft will significantly increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. See “Item 3. Key Information—Risk Factors—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”

RECENT OPERATING RESULTS

For the quarter ended June 30, 2008 (the first quarter of the Company’s 2009 fiscal year), the Company recorded a significant decrease in operating profit, from €157.5 million in the first quarter of the 2008 fiscal year to €7.9 million in the recently completed quarter, a decrease of 95%. Total operating revenues grew by 12.1% from €693.0 million in the first quarter of 2008 to €776.9 million in the first quarter of 2009, however this increase was more than offset by an increase in operating expenses of 43.6%. Operating expenses rose from €535.5 million in the first quarter of 2008 to €769.0 million in the first quarter of 2009, due primarily to increased fuel costs, the higher level of activity and increased costs associated with the growth of the airline. Ryanair’s total operating profit in the quarter was also significantly negatively impacted by a €93.6 million impairment charge on its available-for-sale investment in Aer Lingus. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €2,250.0 million at June 30, 2008 as compared with €2,289.3 million at June 30, 2007.

CRITICAL ACCOUNTING POLICIES

The following discussion and analysis of Ryanair’s financial condition and results of operations is based on its consolidated financial statements, which are included in Item 18 and prepared in accordance with IFRS.

The preparation of the Company’s financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates.

The Company believes that its critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements included in Item 18 and the discussion and analysis below. For additional detail on these policies, see Note 1, “Basis of preparation and significant accounting policies,” to the consolidated financial statements included in Item 18.

Available-for-Sale Securities

The Company holds certain equity securities, which are classified as available-for-sale, and are measured at fair value, less incremental direct costs, on initial recognition. Such securities are classified as available for sale, rather than as an investment in an associate because the Company does not have the power to exercise significant influence over the investee. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognized directly in equity. The fair values of available-for-sale securities are determined by reference to quoted prices at each reporting date. When an investment is de-recognized the cumulative gain or loss in equity is transferred to the income statement.

Such securities are considered to be impaired if there is objective evidence which indicates that there may be a negative influence on future cash flows. This includes where there is a significant or prolonged decline in the fair value below its cost. All impairment losses are recognized in the income statement and any cumulative loss in respect of an available-for-sale asset recognized previously in equity is transferred to the income statement.

Long-lived Assets

As of March 31, 2008, Ryanair had €3.6 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company’s aircraft, and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilization of the aircraft, governmental regulations on aging of aircraft and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of an aircraft, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft. While the airline industry as a whole has experienced many of these factors from time to time, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

For the year ended March 31, 2008, the Company revised its estimate of the recoverable amount of aircraft residual values, from 15% of original cost to 15% of market value, determined periodically, based on actual aircraft disposals during the year, agreements to sell further aircraft in future periods and current market valuations. This change in estimate resulted in a reduction of €3.6m in the depreciation charge during the year, as compared to the previous estimate.

In addition, during the year ended March 31, 2008, accelerated depreciation of €10.6 million arose in relation to the agreement to dispose of aircraft at future dates in 2009 and 2010.

Heavy Maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe. Additionally, when Ryanair has a lease commitment to perform aircraft maintenance, a provision is made during the lease term for this obligation. Both of these elements of accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provisions to be recorded and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on its own and industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilization of the aircraft, changes to government regulations and increases and decreases in estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts its assumptions, which generally impact maintenance and depreciation expense in the income statement on a prospective basis.

For the 2008 fiscal year, the Company revised its estimates of the maintenance component costs to reflect recent major maintenance experience. IFRS requires that changes in estimates of this nature be accounted for prospectively only, and historical maintenance and depreciation estimates are not required to be adjusted. This change in estimate resulted in a €6.0 million reduction in combined maintenance and depreciation charges for the 2008 fiscal year, as compared to what the charges would otherwise have been using the historical estimation method.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2008	2007	2006
Total Revenues	100%	100%	100%
Scheduled Revenues	82.0	83.8	84.7
Ancillary Revenues	18.0	16.2	15.3
Total Operating Expenses	80.2	78.9	77.8
Staff Costs	10.5	10.1	10.1
Depreciation and Amortization	6.5	6.4	7.4
Fuel and Oil	29.2	31.0	27.3
Maintenance, Materials and Repairs	2.1	1.9	2.2
Marketing and Distribution Costs	0.6	1.1	0.8
Aircraft Rentals	2.7	2.6	2.8
Route Charges	9.5	8.9	9.7
Airport and Handling Charges	14.6	12.2	12.8
Other	4.5	4.7	5.1
Aircraft Insurance Claim(a)	—	—	(0.4)

Operating Profit	19.8	21.1	22.2
Net Interest Income (Expense)	(0.5)	(0.9)	(2.1)
Other Income (Expenses)	(3.1)	(0.0)	(0.1)

Profit before Taxation	16.2	20.2	20.0
Taxation(b)	1.8	0.7	1.9

Profit after Taxation	14.4	19.5	18.1

(a)	Operating expenses in the 2006 fiscal year included a credit of €5.2 million (net of tax) arising from the settlement of an insurance claim for the scratches on six Boeing 737-200 aircraft.
(b)	Taxation in the 2007 fiscal year included the release of a tax contingency reserve of €34.2 million, principally relating to deferred tax and arising from the recognition of certain previously unrecognized tax benefits. The resulting benefit to the Company’s effective tax rate is not reasonably expected to recur.

FISCAL YEAR 2008 COMPARED WITH FISCAL YEAR 2007

Profit after Taxation. Ryanair’s profit on ordinary activities after taxation decreased by 10.3% from €435.6 million in the 2007 fiscal year to €390.7 million in the 2008 fiscal year. While total operating revenues increased by 21.3% to €2,713.8 million from €2,236.9 million in the prior year and Ryanair also recorded a gain of €12.2 million on the disposal of property, plant and equipment in the 2008 fiscal year. These positive effects were more than offset by (i) a 23.3% increase in operating expenses from €1,765.2 million to €2,176.7 million, (ii) an impairment charge of €91.6 million on the available-for-sale investment in Aer Lingus, reflecting a significant and prolonged decline in the Aer Lingus share price from the date of purchase to March 31, 2008; and (iii) accelerated depreciation of €10.6 million arising on the agreement to dispose of aircraft at future dates in the fiscal years ended March 31, 2009 and 2010. The increase in revenues reflected an increase of 18.7% in scheduled revenues and of 34.8% in ancillary revenues, each as described in more detail below. Total revenue per passenger increased by 1.3%, primarily due to the 34.8% growth in ancillary revenues, which was offset by a 1.0% decrease in average fares. Ryanair’s profit from ordinary activities before taxation decreased 2.7%, from €451.0 million in the 2007 fiscal year to €438.9 million in the 2008 fiscal year.

Scheduled Revenues. Ryanair’s scheduled passenger revenues increased 18.7%, from €1,874.8 million in the 2007 fiscal year, to €2,225.7 million in the 2008 fiscal year, as overall passengers booked increased 19.8%, from 42.5 million to 50.9 million. This change reflected increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at Bristol, Alicante, Valencia and Belfast in the 2008 fiscal year. The higher scheduled revenues take into account a decrease of 1.0% in average fares. Booked passenger load factors stayed constant at 82%.

Passenger capacity (as measured in ASMs) during the 2008 fiscal year increased by 29.0% due to the addition of 30 Boeing 737-800 aircraft (net of disposals), as well as an 6.6% increase in the average length of passenger haul and a 21.2% increase in sectors flown. Scheduled passenger revenues accounted for 82.0% of Ryanair’s total revenues for the 2008 fiscal year, compared with 83.8% of total revenues in fiscal 2007 fiscal year.

Ancillary Revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and Internet-related services, increased 34.8%, from €362.1 million in the 2007 fiscal year to €488.1 million in the 2008 fiscal year, while ancillary revenue per booked passenger increased to €9.58 from €8.52. The overall increase reflected higher revenues in each of the aforementioned categories. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, hotel accommodations and travel insurance, increased 38.4% to €334.9 million from €242.0 million in the 2007 fiscal year, while car rental revenues increased 10.0%, to €25.3 million from €23.0 million. The increase in revenues from non-flight scheduled operations exceeded the increase in Ryanair’s passenger numbers. However, the increase in car rental revenues did not match the increase in booked passengers (decreasing from 6.4% of total ancillary revenues in the 2007 fiscal year to 5.2% in the 2008 fiscal year), reflecting increased competition in the market. Revenues from in-flight sales increased 22.0%, to €73.3 million from €60.1 million in the 2007 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, increased 48.0%, from €37.1 million in the 2007 fiscal year to €54.9 million in the 2008 fiscal year.

The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2008		2007
	(in thousands of euro, except percentage data)
Non-flight Scheduled	€334,580	68.5%	€241,990	66.8%
Car Rental	€25,266	5.2%	€22,972	6.4%
In-flight Sales	€73,314	15.0%	€60,079	16.6%
Internet-related	€54,970	11.3%	€37,063	10.2%

Total	€488,130	100.0%	€362,104	100.0%

Operating Expenses. As a percentage of total revenues, Ryanair’s operating expenses increased from 78.9% in the 2007 fiscal year to 80.2% in the 2008 fiscal year, reflecting the fact that operating expenses grew at a faster rate than revenues. In absolute terms, total operating expenses increased 23.3%, from €1,765.2 million in the 2007 fiscal year, to €2,176.7 million in the 2008 fiscal year, principally as a result of the increase in booked passenger volume and the 21.2% increase in the number of sectors flown, which were reflected in increases in fuel expenses, route charges, staff costs and airport and handling charges. The increase in operating expenses also reflected the adverse impact of an increase of 6.6% in average sector length and higher jet fuel prices in U.S. dollars that were only partially offset by the strength of the euro against the U.S. currency. Total operating expenses per ASM decreased by 4.9% reflecting the increase in passenger capacity (as measured in ASMs) during the 2008 fiscal year.

The following table sets forth the amounts in euro cents and percentage changes of Ryanair’s operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2008 and March 31, 2007 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2008	Fiscal Year Ended March 31, 2007	% Change
Staff Costs	0.69	0.71	(2.4)%
Depreciation and Amortization	0.40	0.45	(10.7)%
Fuel and Oil	1.91	2.16	(11.5)%
Maintenance, Materials and Repairs	0.14	0.13	4.5%
Marketing and Distribution	0.04	0.07	(44.1)%
Aircraft Rentals	0.18	0.18	(3.2)%
Route Charges	0.63	0.62	0.9%
Airport and Handling Charges	0.96	0.85	12.3%
Other Operating Expenses	0.30	0.33	(9.8)%

Total Operating Expenses	5.24	5.51	(4.9)%

Staff Costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, decreased 2.4% on a per-ASM basis, while in absolute terms, these costs increased 26.0%, from €226.6 million in the 2007 fiscal year, to €285.3 million in the 2008 fiscal year. This primarily reflects a 32.0% increase in average headcount to 5,262, the impact of pay increases granted during the period and a €10.9 million charge for share options granted to eligible employees. Employee numbers rose due to the growth of the business and an increase in cabin crewing ratios as a result of a new EU labor directive.

Depreciation and Amortization. Ryanair’s depreciation and amortization per ASM decreased by 10.7%, while in absolute terms these costs increased 22.6% from €143.5 million in the 2007 fiscal year, to €175.9 million in the 2008 fiscal year. This reflects an additional 27 owned aircraft (net of disposals) in the fleet at March 31, 2008 and accelerated depreciation of €10.6 million arising on the agreement to dispose of aircraft at future dates in the fiscal years ended March 31, 2009 and 2010, offset by a lower depreciation charge of €9.6 million due to changes in estimates associated with the revision of the residual value of the fleet to reflect current market valuations and the positive impact of the stronger euro (versus the U.S. dollar) on estimates of maintenance component costs.

Fuel and Oil. Ryanair’s fuel and oil costs per ASM decreased by 11.5%, while in absolute terms these costs increased by 14.1% from €693.3 million in the 2007 fiscal year to €791.3 million in the 2008 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 14.1% increase reflected a 27.0% increase in the number of hours flown, an increase of 6.6% in the average sector length and the significant increase in the average dollar-denominated fuel price discussed below, offset in part by the positive impact of Ryanair’s fuel hedging program and the strengthening of the euro against the U.S. dollar during the period. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) decreased 8.7% from €1.83 per U.S. gallon in the 2007 fiscal year to €1.67 per U.S. gallon in the 2008 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Maintenance, Materials and Repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, increased 4.5% on a per-ASM basis, while in absolute terms these expenses increased by 34.9% from €42.0 million in the 2007 fiscal year, to €56.7 million in the 2008 fiscal year. The absolute increase during the fiscal year reflected the higher number of leased Boeing 737-800 aircraft, which grew to 35 from 32 during the year and the increased level of activity, offset in part by a lower level of maintenance costs incurred due to the improved reliability of the Boeing 737-800s operated and the positive impact of the strengthening of the euro against the U.S. dollar during the period.

Marketing and Distribution Costs. Ryanair’s marketing and distribution costs (including baggage-handling commissions) per ASM decreased 44.1%, while in absolute terms these costs decreased by 27.7%, from €23.8 million in the 2007 fiscal year to €17.2 million in the 2008 fiscal year. The decrease in absolute terms was primarily the result of tight control on expenditure and the increased focus on Internet-based promotions.

Aircraft Rentals. Ryanair recorded €72.7 million in aircraft rental expense during the 2008 fiscal year, a 24.9% increase from the €58.2 million reported in the 2007 fiscal year, reflecting an increase in the weighted average number of leased Boeing 737-800 aircraft by 10, bringing the total to 35 during the 2008 fiscal year, the effect of which was somewhat offset by lower lease rates and the impact of a stronger euro (versus the U.S. dollar).

Route and Airport and Handling Charges. Ryanair’s route charges per ASM increased 0.9% in the 2008 fiscal year, while airport and handling charges per ASM increased 12.3%. In absolute terms, route charges increased 30.1%, from €199.2 million in the 2007 fiscal year, to €259.3 million in the 2008 fiscal year, primarily as a result of the 21.2% increase in sectors flown and the increase of 6.6% in average sector length. In absolute terms, airport and handling charges increased 44.9%, from €273.6 million in the 2007 fiscal year, to €396.3 million in the 2008 fiscal year, reflecting the overall growth in passenger volumes as well as increased costs at London Stansted Airport, where unit costs doubled during the 2008 fiscal year, and higher charges at Dublin Airport, offset in part by lower average costs at the new airports and bases.

Other Expenses. Ryanair’s other operating expenses, including those applicable to the generation of ancillary revenues, decreased 9.8% on a per-ASM basis in the 2008 fiscal year, although in absolute terms, these costs increased 16.3%, from €104.9 million in the 2007 fiscal year to €122.0 million in the 2008 fiscal year due to increased passenger numbers.

Operating Profit. As a result of the factors outlined above, operating profit decreased 10.0% on a per-ASM basis in the 2008 fiscal year, but increased 13.9% in absolute terms, from €471.7 million in the 2007 fiscal year, to €537.1 million in the 2008 fiscal year.

Finance Income. Ryanair’s interest and similar income increased 33.3%, from €63.0 million in the 2007 fiscal year to €84.0 million in the 2008 fiscal year, primarily reflecting higher average interest rates received on its deposits during the year, the impact of which was partially offset by lower average cash balances on hand.

Finance Expense. Ryanair’s interest payable and similar charges increased 17.1%, from €82.9 million in the 2007 fiscal year, to €97.1 million in the 2008 fiscal year, reflecting the increase in debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

Foreign Exchange Gains (Losses). Ryanair’s foreign exchange losses increased significantly to €5.6 million in the 2008 fiscal year, from €0.9 million in the 2007 fiscal year, primarily due to the negative impact of changes in the U.K. pound sterling and U.S. dollar exchange rates against the euro.

Taxation. The effective tax rate for the 2008 fiscal year was 11.0%, as compared to 3.4% in the 2007 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%; the positive impact of Ryanair.com (which benefits from a reduced corporation tax rate); and the continued benefit of Ryanair’s Internet-related businesses. Profits from qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010. The effective tax rate for the 2007 fiscal year of 3.4% includes a release of a tax contingency reserve of €34.2 million, which resulted in a benefit to the Company’s effective tax rate that is not reasonably expected to recur.

FISCAL YEAR 2007 COMPARED WITH FISCAL YEAR 2006

Profit after Taxation. Ryanair’s profit on ordinary activities after taxation increased by 42.0%, from €306.7 million in the 2006 fiscal year, to €435.6 million in the 2007 fiscal year, primarily reflecting a 32.2% increase in total operating revenues from €1,692.5 million to €2,236.9 million, together with the €34.2 million benefit to the effective tax rate resulting from the recognition of certain previously unrecognized tax benefits. The increase in revenues reflected an increase of 30.8% in scheduled revenues and of 39.7% in ancillary revenues, each as described in more detail below. Total revenue per passenger increased by 8.1%, primarily due to a 7.0% increase in average fares and the growth in ancillary revenues. Ryanair’s profit on ordinary activities before taxation increased 33.1%, from €338.9 million in the 2006 fiscal year to €451.0 million in the 2007 fiscal year.

Scheduled Revenues. Ryanair’s scheduled passenger revenues increased 30.8%, from €1,433.4 million in the 2006 fiscal year, to €1,874.8 million in the 2007 fiscal year, as overall passengers booked increased 22.2%, from 34.8 million to 42.5 million, reflecting increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at Marseille, Madrid, Bremen and Dusseldorf (Weeze) in the 2007 fiscal year. The higher scheduled revenues also reflected an increase of 7.0% in average fares. Booked passenger load factors decreased from 83% to 82%.

Passenger capacity (as measured in ASMs) during the 2007 fiscal year increased by 32.0% due to the addition of 30 Boeing 737-800 aircraft, as well as a 6.1% increase in the average length of passenger haul and a 20.1% increase in sectors flown. Scheduled passenger revenues accounted for 83.8% of Ryanair’s total revenues for the 2007 fiscal year, compared with 84.7% of total revenues in the 2006 fiscal year.

Ancillary Revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and Internet-related services, increased 39.8%, from €259.2 million in the 2006 fiscal year to €362.1 million in the 2007 fiscal year, while ancillary revenue per booked passenger increased to €8.52 from €7.45. The overall increase reflected higher revenues in each of the components. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, hotel accommodations and travel insurance, increased 45.1% to €242.0 million from €166.8 million in the 2006 fiscal year, while car rental revenues increased by 16.3%, to €23.0 million from €19.8 million. The increase in revenues from non-flight scheduled operations was in line with the increase in Ryanair’s passenger numbers, however car rental revenues were down, relatively, due to increased competition in the market and lower average revenue per rental. Revenues from in-flight sales increased 32.6%, to €60.1 million from €45.3 million in the 2006 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, increased 35.8%, from €27.3 million in the 2006 fiscal year to €37.1 million in the 2007 fiscal year.

The following tables set forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2007		2006
	(in thousands of euro, except percentage data)
Non-flight Scheduled	€241,990	66.8%	€166,796	64.4%
Car Rental	€22,972	6.4%	€19,752	7.6%
In-flight Sales	€60,079	16.6%	€45,306	17.5%
Internet-related	€37,063	10.2%	€27,299	10.5%

Total	€362,104	100.0%	€259,153	100.0%

Operating Expenses. As a percentage of total revenues, Ryanair’s operating expenses increased from 77.8% in the 2006 fiscal year to 78.9% in the 2007 fiscal year, reflecting the fact that operating expenses grew at a faster rate than revenues. In absolute terms, total operating expenses increased 34.0%, from €1,317.5 million in the 2006 fiscal year, to €1,765.2 million in the 2007 fiscal year, principally as a result of the increase in booked passenger volume and the 20.0% increase in number of sectors flown, which were reflected in increases in fuel expenses, route charges, staff costs and airport and handling charges. The increase in operating expenses also reflected the adverse impact of an increase of 6.1% in average sector length and higher jet fuel prices in U.S. dollars that were only partially offset by the strength of the euro against the U.S currency. Total operating expenses per ASM increased by 1.5%, reflecting higher fuel costs and higher marketing and distribution costs.

The following table sets forth the amounts in euro cents and percentage changes of Ryanair’s operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2007 and March 31, 2006 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2006	% Change
Staff Costs	0.71	0.71	0.2%
Depreciation and Amortization	0.45	0.51	(12.6)%
Fuel and Oil	2.16	1.90	13.6%
Maintenance, Materials and Repairs	0.13	0.15	(14.8)%
Marketing and Distribution	0.07	0.06	29.6%
Aircraft Rentals	0.18	0.20	(6.9)%
Route Charges	0.62	0.68	(8.3)%
Airport and Handling Charges	0.85	0.89	(4.1)%
Other Operating Expenses	0.33	0.35	(7.1)%
Aircraft Insurance Claim(a)	—	(0.02)	—

Total Operating Expenses	5.51	5.43	1.5%

(a)	Operating expenses in the 2006 fiscal year included a credit of €5.9 million arising from the settlement of an insurance claim for scratches on six Boeing 737-200 aircraft.

Staff Costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, increased 0.2% on a per-ASM basis, while in absolute terms, these costs increased 32.2%, from €171.4 million in the 2006 fiscal year, to €226.6 million in the 2007 fiscal year, primarily reflecting an increase in pilot crewing ratios, primarily as a result of continued increases in sector length, a 30.2% increase in average employee numbers to 3,991 (reflecting an increase in the number of pilot crews per aircraft from four to five) and the impact of pay increases granted during the year

Depreciation and Amortization. Ryanair’s depreciation and amortization per ASM decreased by 12.6%, while in absolute terms these costs increased 15.4% from €124.4 million in the 2006 fiscal year, to €143.5 million in the 2007 fiscal year, primarily reflecting higher depreciation as a result of the net increase in the size of Ryanair’s “owned” fleet from 86 to 101 aircraft due to the retirement of nine 737-200A aircraft, and a decline in the cost of amortization of capitalized maintenance of Boeing 737-800 aircraft as a result of more favorable terms in Ryanair’s new engine maintenance agreement with General Electric. The increase was also offset in part by the effect of the strength of the euro against the U.S. dollar on the depreciation and amortization charges relating to new aircraft deliveries when expressed in euro.

Fuel and Oil. Ryanair’s fuel and oil costs increased by 13.6% per ASM, and by 50.0% in absolute terms to €693.3 million from €462.5 million in the 2006 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The increase reflected a 20.0% increase in the number of sectors flown, an increase of 6.1% in the average sector length and the significant increase in the average dollar-denominated fuel price discussed below, offset in part by the positive impact of the strengthening of the euro against the U.S. dollar during the period. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) increased 23.6% from €1.48 per U.S. gallon in the 2006 fiscal year to €1.83 per U.S. gallon in the 2007 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Maintenance, Materials and Repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 14.8% on a per-ASM basis, while in absolute terms these expenses increased by 12.4%, from €37.4 million in the 2006 fiscal year, to €42.0 million in the 2007 fiscal year. The absolute increase during the year reflected the higher number of leased Boeing 737-800 aircraft, which grew to 32 from 17 during the year, offset in part by a lower level of maintenance costs incurred due to the improved reliability of the Boeing 737-800s operated and the positive impact of the strengthening of the euro against the U.S. dollar during the period.

Marketing and Distribution Costs. Ryanair’s marketing and distribution costs (including baggage commissions) per ASM increased 29.6%, while in absolute terms these costs increased by 71.0%, from €13.9 million in the 2006 fiscal year to €23.8 million in the 2007 fiscal year. The increase in absolute terms was primarily the result of an increase in the level of marketing activity related to an increase of approximately 67% in the number of routes in operation (to 428 at year end), the addition of three more bases (bringing the total to 18) and increases in baggage commissions paid to airports arising from growth in ancillary revenues.

Aircraft Rentals. Ryanair recorded €58.2 million in aircraft rental expense during the 2007 fiscal year, a 22.8% increase from the €47.4 million reported in the 2006 fiscal year, reflecting the additional 15 Boeing 737-800 aircraft on lease during the year. An additional expenditure of $5.5 million was incurred on short-term leases during the fourth quarter of the 2006 fiscal year, due to a combination of a delay in aircraft deliveries resulting from a strike of Boeing machinists in September 2005 and the impact of the delayed conversion training of some Dublin pilots to enable them to fly the new Boeing 737-800 aircraft.

Route and Airport and Handling Charges. Ryanair’s route charges per ASM decreased 8.3% in the 2007 fiscal year, while airport and handling charges per ASM decreased 4.1%. In absolute terms, route charges increased 21.1%, from €164.6 million in the 2006 fiscal year, to €199.2 million in the 2007 fiscal year, primarily as a result of the 20.0% increase in sectors flown and the increase of 6.1% in average sector length, as well as an increase in route charges based on aircraft weight, as the average weight of the fleet increased due to the higher proportion of Boeing 737-800s in the fleet (as Ryanair still operated some Boeing 737-200A aircraft in the 2006 fiscal year), offset in part by a reduction in en route charges in certain EU countries. In absolute terms, airport and handling charges increased 26.5%, from €216.3 million in the 2006 fiscal year, to €273.6 million in the 2007 fiscal year, reflecting the overall growth in passenger volumes as well as increased costs at certain airports already served by Ryanair, particularly its Dublin base, which grew significantly in the 2007 fiscal year and has much higher average costs per passenger than its other airports, the effects of which were offset in part by lower average costs at new airports and bases.

Other Expenses. Ryanair’s other operating expenses, including those applicable to the generation of ancillary revenues, decreased 7.1% on a per-ASM basis in the 2007 fiscal year, although in absolute terms these costs increased 22.6%, from €79.6 million in the 2006 fiscal year to €104.9 million in the 2007 fiscal year due to increased passenger numbers. This increase in passenger numbers was offset by improved margins on some existing ancillary products and a reduction is some indirect costs. Other expenses recorded in the 2006 fiscal year reflected an exceptional credit of €5.9 million, arising from the settlement of an insurance claim relating to scratches on six 737-200A aircraft that were retired early during 2003. The decline on a per-ASM basis reflected improved margins on some new and existing products, as well as cost reductions realized in relation to certain indirect overhead costs, while the increase in absolute terms was primarily attributable to the increased passenger volumes.

Operating Profit. As a result of the factors outlined above, operating profit decreased 4.7% on a per-ASM basis in the 2007 fiscal year, but increased 25.8% in absolute terms, from €375.0 million in the 2006 fiscal year, to €471.7 million in the 2007 fiscal year.

Finance Income. Ryanair’s interest receivable and similar income increased 64.8%, from €38.2 million in the 2006 fiscal year to €63.0 million in the 2007 fiscal year, primarily reflecting higher average cash balances on hand due to Ryanair’s continuing profitability, as well as higher average interest rates received on its deposits during the year.

Finance Expense. Ryanair’s interest expense and similar charges increased 12.1%, from €74.0 million in the 2006 fiscal year, to €82.9 million in the 2007 fiscal year, reflecting the increase in debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

Foreign Exchange Gains (Losses). Ryanair’s foreign exchange losses decreased to €0.9 million in the 2007 fiscal year, from €1.2 million in the 2006 fiscal year, primarily due to the positive impact of changes in the U.K. pound sterling and U.S. dollar exchange rates against the euro.

Taxation. The effective tax rate for the 2007 fiscal year was 3.4%, compared to 9.5% in the 2006 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%; a release of a tax contingency reserve, principally from deferred tax, of €34.2 million (which relates to the recognition of certain previously unrecognized tax benefits, and which resulted in a benefit to the Company’s effective tax rate that is not reasonably expected to recur), the positive impact of Ryanair.com (which benefits from a reduced corporation tax rate) and the continued benefit of Ryanair’s Internet-related businesses. Profits from qualifying activities at Ryanair.com are currently levied at an effective 10% tax rate in Ireland. Ryanair.com will continue to be eligible for the 10% preferential tax treatment until the scheduled expiration of its license in 2010.

SEASONAL FLUCTUATIONS

The Company’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Ryanair typically records higher revenues and income in the first half of each fiscal year ended March 31 than the second half of such year.

RECENTLY ISSUED ACCOUNTING STANDARDS

Please see Note 1 to the consolidated financial statements included in Item 18 for information on recently issued accounting standards that are material to the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2007 and 2008 of €2,198.0 million and €2,169.6 million, respectively, with the slight decrease at March 31, 2008 primarily reflecting the decrease in profits, cash used to fund the purchase of property plant and equipment, primarily the new Boeing 737-800 aircraft, a €300 million share buy-back program and the acquisition in the 2008 fiscal year of an additional stake in Aer Lingus at a cost of €58.1 million. During the 2008 fiscal year, the Company funded its €937.1 million in purchases of property, plant and equipment with €646.4 million in loans and €290.7 million in cash generated from operations. Cash and liquid resources included €254.8 million and €288.4 million in “restricted cash” held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2007 and 2008, respectively, as well as €4.0 million held in escrow relating to ongoing legal proceedings at both March 31, 2007 and 2008. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company’s net cash inflow from operating activities in the 2007 and 2008 fiscal years totaled €900.8 million and €703.9 million, respectively, reflecting a decrease in the Company’s profitability and cash received for ticket purchases between the two periods. The decline in the 2008 fiscal year also reflects a decrease in accrued expenses due and a decrease in passenger duty. During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of the new fleet of Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax as well as payments for Ryanair’s stake in Aer Lingus in the 2007 and 2008 fiscal years and share buy-backs in the 2008 fiscal year). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

The Company’s net cash used in investing activities in fiscal years 2007 and 2008 totaled €1,189.0 million and €692.3 million, respectively, primarily reflecting the Company’s capital expenditures, as described in more detail below, and the acquisition of a 25.2% stake in Aer Lingus in the 2007 fiscal year at a cost of €344.9 million and the increase of this holding to 29.3% in the 2008 fiscal year at a cost of €58.1 million.

The Company’s net cash provided by financing activities totaled €195.6 million in the 2007 fiscal year and €112.8 million in the 2008 fiscal year, largely reflecting the receipt of proceeds from long-term borrowings of €339.4 million and €646.4 million in fiscal years 2007 and 2008, respectively, offset in part by repayments of long-term borrowings of €155.1 million and €242.0 million in fiscal years 2007 and 2008, respectively.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2007 and 2008 were €525.9 million and €937.1 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by ExIm Bank, as described in more detail below.

At March 31, 2008, Ryanair had a fleet of 163 Boeing 737-800 aircraft, the majority of which (107 aircraft) were funded by ExIm Bank guaranteed financing. Other sources of on-balance-sheet finance utilized by Ryanair are JOLCOs, which are treated as finance leases (14 aircraft), and commercial debt financing (six aircraft). The remaining 35 Boeing 737-800 aircraft in Ryanair’s fleet at March 31, 2008 were financed through operating lease arrangements.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2009 fiscal year.

The following table summarizes the delivery schedule for each of the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under its past and current contracts with Boeing, including through the exercise of purchase options. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details of the “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each of these aircraft. The Basic Price for each of the firm-order aircraft to be delivered pursuant to the 2005 Boeing contract, as well as for each of the firm-order aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, will be increased by (a) an estimated $900,000 per aircraft for certain “buyer furnished” equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price of any individual aircraft to reflect increases in the published U.S. Employment Cost and Producer Price indices from the time the Basic Price is set through the time six months prior to the delivery of such aircraft. The Basic Price is also subject to decrease to take into account certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments in respect of the purchase of the aircraft. These credit memoranda are generally incorporated into Boeing’s final aircraft invoices and thus reduce the amount paid by Ryanair for aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as provide other goods and services to the Company on concessionary terms.

As a result of credit memoranda received from Boeing, the effective price of each aircraft purchased in the past has been, and the effective prices of aircraft to be delivered in the future are expected to be, significantly below the unadjusted Basic Prices in the following table.

Aircraft Delivery Schedule

Deliveries and Scheduled Deliveries in the Fiscal Year ending March 31,	1998 Boeing Contract (Incl. Options)	2002 Boeing Contract (Incl. Options)	2003 Boeing Contract (Incl. Options)	2005 Boeing Contract (Incl. Options)	Post-2006 Contract Option Aircraft	Planned Disposal	Total No. of Boeing 737-800 Aircraft
1999	1	—	—	—	—	—	1
2000	4	—	—	—	—	—	4
2001	10	—	—	—	—	—	10
2002	5	—	—	—	—	—	5
2003	8	5					13
2004	—	18	—	—	—	—	18
2005	—	13	14	—	—	—	27
2006	—	16	9	—	—	—	25
2007	—	27	1	2	—	—	30
2008	—	21	—	12	3	(6)	30

Total as of March 31, 2008	28	100	24	14	3	(6)	163

2009	—	3	—	17	29	(17)	32
2010	—	—	—	20	40	(13)	47
2011	—	—	—	20	—	(10)	10
2012	—	—	—	13	—	—	13

Expected Total as of March 31, 2012	28	103	24	84	72	(46)	265	(a)

Basic Price per aircraft (unadjusted) (in millions)	$46.6	$50.9	$50.9	$50.9	$51.0

(a)	The Company has sold 25 Boeing 737-800 aircraft due for delivery in the period September 2007 through March 2009. The Company may dispose of 21 further aircraft before March 2013. To this end, the Company may choose to dispose of aircraft through sale or non-renewal of 13 operating leases due to expire in 2010 and 2011.

The following table summarizes the aggregate purchase options available to the Company under its contracts with Boeing as of the dates specified, broken down by periods in which the relevant option aircraft are deliverable.

	For Deliveries in Fiscal 2007 – 2011	For Deliveries in Fiscal 2012 – 2014	Total Boeing 737-800 Options
Options available as of April 1, 2006	109	70	179
Options granted in the period	—	—	—
Options exercised in the period	42	—	42
Options cancelled in the period	—	—	—

Options available as of March 31, 2007	67	70	137
Options granted in the period	—	—	—
Options exercised in the period	27	—	27
Options cancelled in the period	—	—	—

Options available as of March 31, 2008	40	70	110
Options granted after March 31, 2008	—	—	—
Options exercised after March 31, 2008	3	—	3
Options cancelled after March 31, 2008	—	—	—

Options available as of June 30, 2008	37	70	107

As can be seen from the delivery schedule table on the preceding page, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by between 10 and 47 additional aircraft (net of planned disposals) each fiscal year during the period from fiscal year 2009 to fiscal year 2012, significantly increasing the size of the fleet, which is expected to total 265 at the end of that period (assuming that the planned disposal of 36 such aircraft is completed on schedule). If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the 107 option aircraft shown in the above table to cater to this demand.

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €1,862.1 million at March 31, 2007 and €2,266.5 million at March 31, 2008, with the increase being primarily attributable to the financing of new aircraft. Please see the table “Obligations Due by Period” in “—Contractual Obligations” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2008. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile, interest rate structure and other information on the Company’s borrowings.

The Company’s purchase of the 36 Boeing 737-800 aircraft delivered in the 2008 fiscal year, has been funded by a combination of structures including bank loans supported by ExIm Bank guarantees (23 aircraft), JOLCOs (six aircraft), commercial debt (four aircraft) and sale-and-leaseback structures (three aircraft). At March 31, 2008, the majority of aircraft had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from ExIm Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and ExIm Bank, which follows standard market forms for this type of financing. On the basis of an ExIm Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm Bank.

Through the use of interest rate swaps, Ryanair has effectively converted a significant portion of its floating-rate debt under its financing facilities into fixed-rate debt. Loans for approximately 57% of aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR; the interest rate exposure from these loans is hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively drawn down fixed-rate euro-denominated debt with a maturity of 12 years in respect of approximately 43% of its outstanding debt financing at March 31, 2008.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2008. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2008	EUR Fixed	EUR Floating
	(thousands)
Euro borrowing profile before swap transactions	€404,890	€1,861,605
Interest rate swaps	570,550	(570,550)

Borrowing profile after swap transactions	€975,440	€1,291,055

The weighted-average interest rate on the cumulative borrowings under these facilities of €2,266.5 million at March 31, 2008 was 5.05%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities in order to finance a portion of the purchase price of Boeing 737-800 aircraft to be delivered in the future is subject to the issuance of further commitments by the banks and satisfaction of various conditions contained in the documentation for the facilities. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and ExIm Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise).

ExIm Bank’s policy on facilities of this type is to issue a binding final commitment approximately six months prior to delivery of each aircraft being financed. ExIm Bank has already issued final binding commitments and related guarantees with respect to the 107 (net of six aircraft disposals) ExIm Bank-financed Boeing 737-800 aircraft delivered between 1999 and March 31, 2008. ExIm Bank’s final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the ExIm Bank guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interests in the aircraft (and related assets) in favor of ExIm Bank and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to ExIm Bank. Ryanair expects that any future commitments or guarantees issued by ExIm Bank will contain similar conditions. The terms of the facilities and the ExIm Bank guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and non-cancelled portion of the guarantee commencing 60 days from the date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to ExIm Bank (based on the amount of the guarantee). Ryanair’s payment of the 3% exposure fee to ExIm Bank (based on the amount of the loan provided) is eligible for financing under the facilities. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.

As part of its ExIm Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 107 aircraft delivered to date rests with a number of United States special purpose vehicles (the “SPVs”) in which Ryanair has no equity or other interest. The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings plc. The shares of the SPVs (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of ExIm Bank and the lenders. Ryanair Limited operates each of the aircraft pursuant to a finance lease it has entered into with the SPVs, the terms of which mirror those of the relevant loans under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under IFRS. Ryanair does not use special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair’s consolidated financial statements.

Ryanair has mandated three lenders to provide financing for up to 37 of its firm-order Boeing 737-800 aircraft under ExIm Bank guaranteed financing structures (although guarantees with respect to 31 of such aircraft remain subject to the receipt of ExIm Bank’s final commitment). The Company expects to finance the remaining 105 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by December 2011 and any option aircraft it acquires under those agreements (including the three options exercised in June 2008) through the use of similar financing arrangements based on an ExIm Bank guarantee, bank debt provided by commercial banks, and finance and operating leases via sale-and-leaseback transactions such as those described below, Enhanced Equipment Trust Certificates and cash flow generated from the Company’s operations. At June 30, 2008, the Company had received preliminary and final commitments from ExIm Bank in relation to 31 and six aircraft, respectively, which are to be delivered over the period from June 2008 to September 2009 (three of which had already been delivered at June 30, 2008). The terms of these preliminary and final commitments are the same as those outlined above in relation to the guarantees already issued. It is expected that any future ExIm Bank guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

The Company financed 35 of the Boeing 737-800 aircraft delivered between December 2003 and March 2008 under seven-year sale-and-leaseback arrangements with a number of international leasing companies pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility to the aircraft delivery program. It has no right or obligation to acquire these aircraft at the end of the relevant lease terms. Fifteen of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating rate rental payments due under 12 of these leases into fixed-rate rental payments. Fifteen of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. Five operating leases are U.S. dollar-denominated and two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while a further three require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 77% the operating lease aircraft on pre-determined terms. Ryanair financed an additional four aircraft, delivered in April 2008, through similar sale-and-leaseback arrangements with international leasing companies. Three of these operating leases are euro-denominated while the other is

US Dollar denominated. All four operating leases require Ryanair to make fixed rental payments. In addition to the above, the Company financed 14 of the Boeing 737-800 aircraft delivered between March 2005 and March 2008 with 13-year euro-denominated JOLCOs. These structures are accounted for as finance leases and recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10 years, which it intends to exercise.

Since, under each of the Company’s operating leases, the Company has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe and certain engine maintenance checks by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

In 2000, Ryanair purchased a Boeing 737-800 flight simulator from CAE Electronics Limited of Quebec, Canada (“CAE”). The simulator is being used for pilot training purposes. The gross purchase price of the simulator and the necessary software was approximately $10 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. The Company financed this expenditure with a 10-year euro-denominated loan provided by the Export Development Corporation of Canada for up to 85% of the net purchase price, with the remainder provided by cash flows from operations.

In 2002, Ryanair entered into a contract to purchase three additional Boeing 737-800 flight simulators from CAE. The first of these simulators was delivered in January 2004 and the second and third simulators were delivered in the 2008 fiscal year. The gross price of each simulator was approximately $10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. In September 2006 Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first two of these simulators are expected to be delivered in the 2009 fiscal year. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2008. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.5812=€1.00 (based on the Noon Buying Rate on March, 31, 2008). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

With respect to purchase obligations under the terms of the 2005 Boeing contract, the Company was required to pay Boeing 1% of the Basic Price of each of the 70 firm-order Boeing 737-800 aircraft at the time the contract was signed in February 2005, and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. These payment terms also apply for the 89 aircraft that remained to be delivered under the 2002 and 2003 Boeing contracts as of January 2005. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated “Escalation Factor” but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(thousands)
Long-term Debt(a)	€1,856,194	€345,657	€184,710	€498,674	€827,153
Finance Lease Obligations	410,301	21,144	22,120	72,681	294,356
Purchase Obligations	4,347,057	1,352,377	1,771,047	1,223,633	—
Operating Lease Obligations	335,276	78,210	78,210	156,613	22,243

Total Contractual Obligations	€6,948,828	€1,797,388	€2,056,087	€1,951,601	€1,143,752

(a)	Amounts presented include the related interest expense that will be paid when due. For additional information on Ryanair’s long-term debt obligations, see Note 11 to the consolidated financial statements included in Item 18.

OFF-BALANCE SHEET TRANSACTIONS

Ryanair uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees and operating lease commitments. Details of each of these arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, results of operations, liquidity or capital resources are discussed below.

Operating Lease Commitments. The Company has entered into a number of sale-and- leaseback transactions in connection with the financing of a number of aircraft in its fleet. See “—Liquidity and Capital Resources—Capital Resources” above for additional information on these transactions.

Guarantees. Ryanair Holdings has provided an aggregate of €25.0 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. All of these guarantees are eliminated in the Company’s consolidated balance sheet.

TREND INFORMATION

For information on the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information—Risk Factors” (particularly, “—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses”), “—Business Overview,” “—Recent Operating Results,” “—Results of Operations,” “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Strategy—Responding to Current Challenges” above.

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2008.

Item 6.	Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings as of June 30, 2008:

Name	Age	Positions
David Bonderman(a)(b)	65	Chairman of the Board and Director
Emmanuel Faber(c)	44	Director
Michael Horgan(d)	71	Director
Klaus Kirchberger(e)	50	Director
Kyran McLaughlin(c)	64	Director
Michael O’Leary(a)(b)(f)	47	Director and Chief Executive Officer
James R. Osborne(c)(e)	59	Director
Paolo Pietrogrande(e)	51	Director

(a)	Member of the Executive Committee.
(b)	Member of the Nomination Committee.
(c)	Member of the Audit Committee.
(d)	Member of the Air Safety Committee.
(e)	Member of the Remuneration Committee.
(f)	Mr. O’Leary is also the chief executive officer of Ryanair Holdings and Ryanair Limited. None of the other directors are executive officers of Ryanair Holdings or Ryanair Limited.

David Bonderman (Chairman). David Bonderman has served as a director of Ryanair Holdings and Ryanair Limited since August 1996 and has served as the chairman of the board of directors since December 1996. In 1992, Mr. Bonderman co-founded Texas Pacific Group, a private equity investment firm. He currently serves as an officer and director of the general partner and manager of Texas Pacific Group. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P. Inc., which owns shares of Ryanair. He also serves on the boards of directors of the following public companies: CoStar Group, Inc. and Gemalto N.V. Mr. Bonderman is a U.S. citizen.

Emmanuel Faber (Director). Emmanuel Faber has served as a director of Ryanair Holdings since September 2002. He holds the title of Co-Chief Operating Officer for Group Danone and also serves as a director of a number of French public companies. Mr. Faber is a French citizen.

Michael Horgan (Director). Michael Horgan has served as a director of Ryanair Holdings since January 12, 2001. A former Chief Pilot of Aer Lingus, he, from time to time, acts as a consultant to a number of international airlines and civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is an Irish citizen.

Klaus Kirchberger (Director). Klaus Kirchberger has served as a director of Ryanair Holdings since September 2002 and is also the Chief Executive Officer of Bayerische Bau und Immobilien GmbH & Co. KG. He also serves as a director of a number of German corporations. Mr. Kirchberger is a German citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director of Ryanair Holdings since January 2001, and is Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and the Nasdaq stock markets in 1997. He is also the chairman of the board of directors of Elan Corporation plc, and he serves as a director of a number of other Irish private companies. Mr. McLaughlin is an Irish citizen.

Michael O’Leary (Executive Director). Michael O’Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O’Leary was appointed chief executive officer of Ryanair on January 1, 1994. Mr. O’Leary is an Irish citizen.

James R. Osborne (Director). Mr. Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He also serves as a director of a number of Irish private companies. Mr. Osborne is an Irish citizen.

Paolo Pietrogrande (Director). Paolo Pietrogrande has served as a director of Ryanair Holdings since January 2001 and is the executive chairman of Gamesa Solar Group. A chemical engineer by training, after nine years in process design and research and development at KTI Corp, he served as an executive at KTI Group, Bain & Company, General Electric, Enel, Ducati Motor Holding and Sviluppo Italia. His previous board memberships have included different companies of the Enel group, Trinergy Plc, Ducati Motor Holding, Atmos and its subsidiaries. Mr. Pietrogrande is an Italian citizen.

The Board of Directors has established a number of committees, including the following:

Executive Committee. The board of directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full board of directors in circumstances in which action by the board of directors is required but it is impracticable to convene a meeting of the full board of directors. Messrs. Bonderman and O’Leary are the members of the Executive Committee.

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

Audit Committee. The board of directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Messrs. McLaughlin, Faber, and, Osborne are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent non-executive director, Mr. McLaughlin, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the Nasdaq National Market (“Nasdaq”) and the U.S. federal securities laws.

Nomination Committee. The board of directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full board of directors concerning the selection of individuals to serve as executive and non-executive directors. The board of directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Messrs. Bonderman and O’Leary are the members of the Nomination Committee.

Air Safety Committee. The board of directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full board of directors each quarter. The Air Safety Committee is composed of Mr. Horgan (who acts as the chairman), as well as the following executive officers of Ryanair: Messrs. Conway, Hickey, O’Brien and Wilson.

Powers of, and Action by, the Board of Directors

The board of directors is empowered by the memorandum and articles of association of Ryanair Holdings (the “Articles of Association”) to carry on the business of Ryanair Holdings, subject to the Articles of Association, provisions of general law and the right of stockholders to give directions to the directors by way of ordinary resolutions. Every director of Ryanair Holdings who is present at a meeting of the board of directors has one vote. In the case of a tie on a vote, the chairman of the board of directors has a second or tie-breaking vote. A director may designate an alternate director to attend any board of directors meeting, and such alternate director shall have all the rights of a director at such meeting.

The quorum for a meeting of the board of directors, unless another number is fixed by the directors, consists of three directors, a majority of whom must be EU nationals. The Articles of Association require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of any action by the board of directors.

Composition and Term of Office

The Articles of Association provide that the board of directors shall consist of no fewer than three and no more than 15 directors, unless otherwise determined by the stockholders. There is no maximum age for a director and no director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointment confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election. Accordingly Messrs Bonderman, Osborne and O’Leary will be retiring, and will be eligible to offer themselves for re-election at the annual general meeting scheduled to be held on September 18, 2008.

Exemptions from Nasdaq Corporate Governance Rules

At the time of the listing of Ryanair’s ADSs on the Nasdaq in 1997, the Company received certain exemptions from the Nasdaq corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

•

The Company is exempt from the Nasdaq’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles of Association provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

•

The Company is exempt from the Nasdaq’s requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the “Irish Listing Rules”) governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related-party transactions. In addition, the Articles of Association contain provisions regarding disclosure of interests by the directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of the Nasdaq’s audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

•

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

The Company also follows certain other practices under the Combined Code in lieu of those set forth in the Nasdaq corporate governance rules, as expressly permitted thereby. Most significantly:

•

Independence. The Nasdaq requires that a majority of an issuer’s board of directors be “independent” under the standards set forth in the Nasdaq rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The board of directors has determined that each of the Company’s seven non-executive directors is “independent” under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under Nasdaq Rule 4200(a)(15). Instead, the board of directors determines whether the director is “independent in character and judgment,” and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. Under the Combined Code, the board of directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director (i) has been an employee of the relevant company or group within the last five years, (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions, (iv) has close family ties with any of the company’s advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the board of directors for more than nine years. In determining that each of the seven non-executive directors is independent under the Combined Code standard, the Ryanair Holdings board of directors identified such relevant factors with respect to Messrs. Bonderman, McLaughlin and Osborne. The Nasdaq independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the Nasdaq rules.

•

CEO compensation. The Nasdaq rules require that an issuer’s chief executive officer not be present during voting or deliberations by the board of directors on his or her compensation. There is no such requirement under the Combined Code

SENIOR MANAGEMENT

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair Limited at June 30, 2008:

Name	Age	Position
Jim Callaghan	39	Director of Legal & Regulatory Affairs, Company Secretary
Michael Cawley	54	Deputy Chief Executive, Chief Operating Officer
Ray Conway	53	Chief Pilot
Caroline Green	44	Head of Customer Service
Michael Hickey	45	Director of Engineering
Howard Millar	47	Deputy Chief Executive, Chief Financial Officer
David O’Brien	44	Director of Flight Operations and Ground Operations
Michael O’Leary	47	Chief Executive Officer
Edward Wilson	44	Director of Personnel and In-flight

Jim Callaghan (Director of Legal & Regulatory Affairs, Company Secretary). Jim Callaghan was appointed Company Secretary in June 2002 and has also served as Director of Legal & Regulatory Affairs of Ryanair since May 2000. Prior to joining Ryanair, Jim practiced as a competition lawyer for the Brussels office of Linklaters & Alliance. Jim is a U.S.-trained lawyer and completed a dual degree in law and public and international affairs at the University of Pittsburgh in Pennsylvania.

Michael Cawley (Deputy Chief Executive, Chief Operating Officer). Michael Cawley was appointed Deputy Chief Executive and Chief Operating Officer on January 1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland’s largest private companies and the main distributor for Peugeot and Citröen automobiles in Ireland.

Ray Conway (Chief Pilot). Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 17 years, including Fleet Captain of the BAC1-11 and Boeing 737–200 fleets. Ray was Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the government jet.

Caroline Green (Head of Customer Service). Caroline Green was appointed Head of Customer Service in February 2003. Prior to this, Caroline served as Chief Executive Officer of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.

Michael Hickey (Director of Engineering). Michael Hickey has served as Director of Engineering since January 2000. Michael has held a wide range of senior positions within the Ryanair engineering department since 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair in 1988, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

Howard Millar (Deputy Chief Executive, Chief Financial Officer). Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair from March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, an international food processing company in Riyadh, Saudi Arabia, from 1988 to 1992.

David O’Brien (Director of Flight Operations and Ground Operations). David O’Brien was appointed Director of Flight Operations and Ground Operations in December 2002; previously, he served as Director of Flight Operations of Ryanair from May 2002, having served as Director of U.K. Operations since April 1998. Prior to that, David served as Regional General Manager for Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and In-flight with Ryanair.

Michael O’Leary (Chief Executive Officer). Michael O’Leary has served as a director of Ryanair since November 1988 and was appointed Chief Executive Officer on January 1, 1994.

Edward Wilson (Director of Personnel and In-flight). Edward Wilson was appointed Director of Personnel and In-flight in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair he served as Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the eight directors and nine executive officers named above in the 2008 fiscal year was €5.2 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment Agreements—Employment and Bonus Agreement with Mr. O’Leary” below. For details of stock options that have been granted to the Company’s employees, including the executive officers named above, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries.”

Each of Ryanair Holdings’ seven non-executive directors is entitled to receive €32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Mr. Bonderman executed an agreement with Ryanair Holdings waiving his entitlement to receive this remuneration for the 2008 fiscal year. The additional remuneration paid to Audit Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 in connection with his additional duties in relation to the Air Safety Committee.

Ryanair Holdings’ shareholders approved subsequent share option plans in 1998 (the “Option Plan 1998”), 2000 (the “Option Plan 2000”) and 2002 (the “Option Plan 2002”). Under the Option Plan 2000, each of the non-executive directors then in office were issued 50,000 share options after the 2-for-1 share split in December 2001 in respect of an equivalent number of Ordinary Shares. The strike price for these options was set at €3.70. See “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries.” Following the 2-for-1 stock split that occurred on February 26, 2007, the number of options was adjusted to 100,000 and the strike price was adjusted to €1.85.

Emmanuel Faber and Klaus Kirchberger were appointed to the board of directors as non-executive directors on September 25, 2002, and the appointments were approved by the Company’s shareholders at the annual general meeting held on September 24, 2003. In connection with such appointments, each of Messrs. Faber and Kirchberger was granted 25,000 share options, exercisable between June 2008 and June 2010, at a strike price of €5.65. Following the 2-for-1 stock split that occurred on February 26, 2007, the number of options was adjusted to 50,000 and the strike price was adjusted to €2.83.

Under the Option Plan 2000 the non-executive directors were granted 25,000 options, for a total of 155,000 options, at a strike price of €4.96 on June 11, 2007. These options can be exercised between June 12, 2012 and June 11, 2014.

As of June 30, 2008, the directors and executive officers of Ryanair Holdings as a group owned 81,148,220 Ordinary Shares, representing 5.4% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See Note 20(d) to the consolidated financial statements in Item 18. See also “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders

Employment Agreements

Employment and Bonus Agreement with Mr. O’Leary. Mr. O’Leary’s current employment agreement with Ryanair Limited is dated July 1, 2002 and can be terminated by either party upon 12 months’ notice. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of €595,000, subject to any increases that may be agreed between Ryanair Limited and Mr. O’Leary. Mr. O’Leary also is eligible for annual bonuses as determined by the Board of Directors of Ryanair Limited; the amount of such bonuses paid to Mr. O’Leary in the 2008 fiscal year totaled €560,000. Mr. O’Leary is subject to a covenant not to compete with Ryanair within the EU for a period of two years after the termination of his employment with Ryanair. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

EMPLOYEES AND LABOR RELATIONS

The following table sets forth the number of Ryanair’s employees at each of March 31, 2008, 2007 and 2006:

Classification	Number of Employees at March 31, 2008	Number of Employees at March 31, 2007	Number of Employees at March 31, 2006
Management	99	99	93
Administrative	229	206	163
Reservations	30	75	83
Maintenance	201	177	150
Ground Operations	485	482	410
Pilots	1,599	1,497	1,116
Flight Attendants	3,277	1,926	1,438

Total	5,920	4,462	3,453

Ryanair’s pilots, flight attendants and maintenance and ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair’s flight attendants is devoted to safety procedures, and cabin crews are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training. Ryanair has established an in-house apprenticeship program to train maintenance engineers that annually produces between four and six qualified engineers at Dublin and eight at Prestwick. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance.

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2008, the average age of Ryanair’s pilots was 36.5 years and their average period of employment with Ryanair was 3.2 years. Licenses and medical certification are subject to periodic re-evaluation requirements, including recurrent training and recent flying experience. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics in Ireland, in the U.K. and within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its short-term needs for additional pilots by contracting with certain employment agencies that represent experienced flight personnel and, as of March 31, 2008, Ryanair had 545 such pilots under contract. These contract pilots are included in the table above.

Ryanair has licensed a number of IAA-approved organizations in Sweden and the Netherlands to operate pilot training courses using Ryanair’s syllabus to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered a position within Ryanair. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

Ryanair’s employees earn productivity-based incentive payments, including discretionary sales bonuses for in-flight sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2008 fiscal year such productivity-based incentive payments accounted for approximately 39% of an average flight attendant’s total pay package and approximately 48% of the typical pilot’s compensation. In April 2007, negotiations on new pilot pay arrangements successfully concluded at all of Ryanair’s bases. Pilots at 11 of these bases approved a one-year deal with a basic pay increase of 2% while pilots at six other bases voted in favor of a four-year deal. Included in this latter group are the pilots at Luton, who voted for an amendment to the five-year deal agreed in 2006. Subsequently, a further four of the one-year-deal bases (Stansted, Hahn, Marseilles and Dublin) concluded four-year deals (for implementation from April 1, 2008). Pilots at the remaining bases have entered into new one-year contracts with Ryanair. Pilots at Girona, Prestwick, Charleroi, Madrid, Skavsta, Liverpool and Bergamo did not receive any increase to their pay or allowances on April 1, 2008, having voted in favor of a one-year pay raise in March 2007; they are currently working under the conditions of the March 2007 contracts.

Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle, 300 flight-hours every three months and 900 flight-hours per fiscal year. For the 2008 fiscal year, the average flight-hours for each of Ryanair’s pilots were approximately 67 hours per full working month and approximately 805 hours for the complete year. Were more stringent regulations on flight hours to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

An EU Working Time Directive, which became effective in January 2007, has limited Ryanair’s flight attendants’ duty hours to 2,000 hours per fiscal year and their flight hours to 900 flying hours per fiscal year. Prior to the introduction of this EU directive, there were no cumulative flight-hour limits. As a result of the directive, Ryanair’s ratio of flight attendants per aircraft increased from approximately four crews per aircraft (or 16 flight attendants per aircraft) in the 2007 fiscal year to approximately five crews per aircraft (or 20 flight attendants per aircraft) by the end of the 2008 fiscal year.

Ryanair considers its relations with its employees to be good. Ryanair currently negotiates with groups of employees, including its pilots, through “Employee Representation Committees” (“ERCs”) regarding pay, work practices and conditions of employment, including conducting formal negotiations with these internal collective bargaining units. Ryanair’s senior management has quarterly meetings with the different ERCs to discuss all aspects of the business and those issues that specifically relate to the relevant employee group.

In 2001, BALPA in the UK, sought to obtain a formal recognition agreement under schedule A1 of the UK Trade Union & Labour Relations Act 1992, but a secret ballot resulted in more than 82% of eligible Ryanair Pilots opting not to have BALPA recognized for collective bargaining purposes. The result of this ballot precluded BALPA from seeking a recognition agreement with Ryanair for a period of three years (until October 2004). Since October 2004, BALPA has not yet sought a ballot for formal recognition for collective bargaining purposes.

Ryanair Holdings’ shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information––Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7.	Major Shareholders and Related Party Transactions

As of June 30, 2008, 1,478,996,191 Ordinary Shares were outstanding. At that date, 118,335,860 ADRs, representing 591,679,300 Ordinary Shares, were held of record in the United States by 39 holders, and represented in the aggregate 40.0% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30 2008 and July 31 2007 and 2006, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2008		As of July 31,
			2007		2006
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company	211,322,630	14.29%	180,029,994	11.9%	108,080,926	7.0%
Fidelity Investments	97,892,824	6.62%	90,452,075	5.9%	222,645,612	14.4%
Gilder Gagnon Howe & Co LLC	93,372,870	6.31%	93,749,190	6.2%	105,164,488	6.8%
Chieftain Capital Management Inc.	77,871,400	5.27%	54,743,575	3.6%	—	—
Michael O’Leary	65,000,016	4.39%	65,000,016	4.3%	70,000,016	4.5%
Bank of Ireland Asset Management Ltd.	50,209,104	3.39%	61,970,409	4.1%	—	—

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2008 or in the period from March 31, 2008 to the date hereof.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to “Item 18. Financial Statements.”

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

EU State Aid-Related Proceedings. On December 11, 2002, the European Commission announced the launch of an investigation into the April 2001 agreement among Ryanair, the Brussels (Charleroi) airport and the government of the Walloon Region of Belgium, the owner of the airport, which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi). The European Commission’s investigation was based on an anonymous complaint alleging that Ryanair’s arrangements with Brussels (Charleroi) constituted illegal state aid.

The European Commission issued its decision on February 12, 2004. As regards the majority of the arrangements between Ryanair, the airport and the region, the European Commission found that although they constituted state aid, they were nevertheless compatible with the EC Treaty provisions and therefore did not require repayment. However, the European Commission also found that certain other arrangements did constitute illegal state aid and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. On April 20, 2004, the Walloon Region wrote to Ryanair requesting repayment of all deemed illegal state aid, although it acknowledged that Ryanair could offset against these amounts certain costs incurred in relation to the of establishment of the base, in accordance with the European Commission’s decision.

On May 25, 2004, Ryanair appealed the decision of the European Commission to the CFI, requesting the court to annul the decision because:

•	the European Commission infringed Article 253 of the EC Treaty by failing to provide adequate reasons for its decision; and

•

the European Commission misapplied Article 87 of the Treaty by failing to properly apply the Market Economy Investor Principle (MEIP), which generally holds that an investment made by a public entity that would have been made on the same basis by a private entity does not constitute state aid.

In March 2008, Ryanair had its hearing in its appeal before the CFI. Ryanair is awaiting the decision of the court.

In September 2004, the Walloon Region issued a formal demand that Ryanair repay a total of approximately €4 million, excluding any interest that may be due. Ryanair has informed the Walloon authorities that it does not believe it is obliged to make any repayment as Ryanair’s costs of establishing the base far exceeded the concessions granted by the Walloon region. However, Ryanair agreed with the Walloon Region to place this amount into an escrow account pending the outcome of the appeal to the CFI. In addition, in May 2005, the Walloon Region initiated a new proceeding currently pending before the Irish High Court to recover a further €2.3 million in start-up costs that were reimbursed to Ryanair in connection with its establishment of the base. Ryanair does not believe any such payment is due and is currently defending this action before the Irish High Court.

Ryanair is facing similar legal challenges by third parties (mainly competing airlines) with respect to agreements with certain other airports. In 2007 and 2008, the European Commission announced that it had started investigations of airport agreements at the Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Bratislava and Dortmund airports; however, Ryanair has only limited operations to and from these first six airports and does not operate flights to or from Dortmund. On June 17, 2008, the European Commission launched a further investigation into Ryanair’s agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. The formal investigation is ongoing and is expected to last between a year and 18 months. However, complaints by Lufthansa about Ryanair’s cost base have been rejected by German courts.

Adverse rulings in these or similar cases could be used as precedents by other competitors to challenge Ryanair’s agreements with other publicly-owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately-owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In November 2007, Ryanair sued the European Commission for its failure to take action on a number of state aid complaints Ryanair had submitted against Air France, Lufthansa, Alitalia, Volare and Olympic Airways; Ryanair is awaiting hearings in these cases.

On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by certain regional airports, based on the European Commission’s finding in the Brussels (Charleroi) case, which Ryanair has appealed. The guidelines apply only to publicly-owned regional airports, and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines, however, apply only in cases in which the terms offered by a public airport are in excess of what a similar private airport would have offered. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost agreements from both. Ryanair therefore considers that the guidelines will have no impact on its business.

The European Commission has also introduced draft legislation on airport charges, which was originally intended to address abusive pricing at monopoly airports. However, the current proposal includes all European airports with over five million passengers per year. This legislation is likely to increase the administrative burdens on smaller airports and may lead to higher airport charges.

Challenge to U.K. Security Measures. On August 10, 2006, U.K. security authorities arrested and subsequently charged eight individuals in connection with an alleged plot to attack aircraft operating on transatlantic routes. As a result of these arrests, U.K. authorities introduced increased security measures, which resulted in all passengers being body-searched, and banned the transportation in carry-on baggage of certain liquids and gels. The introduction of these measures led to passengers suffering severe delays while passing through these airport security checks. As a result, Ryanair cancelled 279 flights in the days following the incident and refunded fares to 40,000 passengers for a total of €2.7 million. In the days following the arrests, Ryanair also suffered reductions in bookings estimated to have resulted in a further loss of revenue of approximately €1.9 million. As in the past, the Company reacted to these adverse events by initiating system-wide fare sales to stimulate demand for air travel.

On September 1, 2006, Ryanair filed a claim for €4.6 million in compensation against the U.K. Department of Transport under section 93 of the U.K. Transport Act 2000. Section 93 of the act provides for compensation for airlines in cases in which the department has issued directions under the act that have lead to damages to the airlines. The case is to be heard in the London High Court. This case is currently adjourned pending the outcome of consultation by the Department of Transport on membership of the UK National Aviation Security Council.

On August 14, 2006, the U.K. security authorities reduced the level of security searches and at the same time introduced additional baggage restrictions in relation to the size of baggage that can be stowed in aircraft cabins. The Company has suffered significant delays as a result of increased security measures and carry-on baggage restrictions. See also “Risk Factors—Risks Related to the Company—Terrorism in the United Kingdom or Elsewhere in Europe Could Have a Material Detrimental Effect on the Company.”

Aer Lingus Merger Decision. The European Commission has acted to block Ryanair’s proposed acquisition of Aer Lingus, which Ryanair announced following the partial flotation of the Irish flag carrier. In October 2006, Ryanair notified the European Commission that it had acquired 19.2% of the ordinary share capital in Aer Lingus (this has been subsequently increased to 29.8%). Ryanair offered remedies to the European Commission in the first phase of the Commission’s merger investigation but the European Commission opened a second phase investigation, something that it had done in respect of no previous airline merger, including Air France/KLM. Despite demonstrating that the merger of the two airlines would have significant consumer benefits and efficiencies, and despite offering substantial remedies—including guaranteed fare and fuel levy reductions or eliminations, which would save consumers approximately €100 million per year, and large numbers of slot surrenders—the European Commission nevertheless prohibited the merger in June 2007. Ryanair submitted its appeal of the decision to the CFI on September 10, 2007. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the court on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the CFI dismissed Aer Lingus’ application for interim measures.

Legal Actions Against Regulated Monopoly Airports. Ryanair is involved in a number of legal and regulatory actions against Dublin and London (Stansted) airports for what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London Stansted markets. Management believes that both of these airports have been engaged in “regulatory gaming” in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called “regulated asset base” (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London Stansted, the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the UK Competition Commission, which released its preliminary findings in April 2008. The Competition Commission found that the common ownership by BAA of the three main airports in London affects competition and that the “light touch” approach by the Civil Aviation Authority was having an adverse impact on competition. The Competition Commission is considering the breakup of BAA, as well as introducing competing terminals in the London airports, although no assurance can be given regarding any decisions or actions that the Competition Commission may or may not pursue.

Ryanair has also been trying to prevent both the BAA in Stansted and the DAA in Dublin from engaging in wasteful capital expenditure. In the case of Stansted Airport, the BAA is planning to spend U.K.£4 billion on a second runway and terminal, which Ryanair believes should only cost approximately U.K.£1 billion. Similarly, in the case of Dublin, the DAA is proceeding with plans to build a second terminal, which will cost over four times its initial estimate. When the DAA first announced plans to build a second terminal (“Terminal 2”) at Dublin Airport, it estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €600 million. Ryanair believes the true cost of what the DAA has proposed to be in excess of €800 million, and opposes expansion at what it believes to be an excessive cost. On August 29, 2007 the planning authority approved a planning application from the DAA for the building of Terminal 2, a second runway, and other facilities. The new construction is subject to a capacity restriction of 32 million passengers per year, and the runway is subject to limits in its hours of operation. The approval will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level. Ryanair sought a judicial review of the planning approval; however, this appeal was unsuccessful. The doubling of airport charges could have an adverse impact on yields and passenger volumes at Dublin Airport. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase.” See also “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports.”

In May 2008, Ryanair notified the BAA that it was withholding the increase in airport charges at Stansted Airport, as these increases constituted excessive pricing and were therefore an abuse of BAA’s dominant position in the London market and contrary to the public interest. The BAA has initiated legal proceedings to force Ryanair to pay this increase and Ryanair intends to vigorously defend these proceedings.

Dividend Policy

Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares. Ryanair Holdings anticipates, for the foreseeable future, that it will retain any earnings in order to fund the business operations of the Company, including the acquisition of additional aircraft needed for Ryanair’s planned entry into new markets and the expansion of its existing service, as well as for routine replacements of its current fleet. Ryanair Holdings does not, therefore, anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings’ Articles of Association provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, The Bank of New York, as depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that in its judgment it can do so on a reasonable basis and will distribute the resulting U.S. dollar amounts (net of conversion expenses) to the owners of ADRs.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. As this buy-back program was not completed in advance of the 2007 annual general meeting, the Directors sought approval to renew their authority to repurchase in the market a proportion of the Company’s share capital. Approval was received and the €300 million buy-back of approximately 59.5 million shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buy-back program of up to €200 million worth of shares. To date 11.85 million shares have been repurchased at a cost of approximately €33.1 million. This is equivalent to approximately 0.8% of the Company’s issued share capital. All ordinary shares repurchased have been cancelled.

SIGNIFICANT CHANGES

No significant change in the Company’s financial condition has occurred since the date of the consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

TRADING MARKETS AND SHARE PRICES

The primary market for Ryanair Holdings’ Ordinary Shares is the Irish Stock Exchange Limited (the “Irish Stock Exchange” or “ISE”); Ordinary Shares are also traded on the London Stock Exchange. The Ordinary Shares were first listed for trading on the Official List of the Irish Stock Exchange on June 5, 1997 and were first admitted to the Official List of the London Stock Exchange on July 16, 1998.

ADRs, each representing five Ordinary Shares, are traded on the Nasdaq. The Bank of New York is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on the Nasdaq and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one splits of the Ordinary Shares and ADRs effected on February 26, 2000, December 7, 2001 and February 26, 2007:

	ADRs
	(in U.S. dollars)
	High	Low
2002	24.000	14.000
2003	26.025	17.190
2004	28.940	13.080
2005	28.740	19.795
2006
First Quarter	28.339	26.167
Second Quarter	27.855	23.365
Third Quarter	31.645	25.760
Fourth Quarter	40.750	31.110
2007
First Quarter	49.215	41.950
Second Quarter	49.560	37.750
Third Quarter	42.970	36.210
Fourth Quarter	49.190	37.420

Month ending:
January 31, 2008	37.670	32.000
February 29, 2008	33.220	28.580
March 31, 2008	30.100	25.700
April 30, 2008	29.590	24.190
May 31, 2008	29.820	24.980
June 30, 2008	32.410	25.370
Period ending July 30, 2008	35.01	24.62

	Ordinary Shares (Irish Stock Exchange)
	(in euro)
	High	Low
2002	4.10	2.48
2003	3.65	2.55
2004	3.80	1.81
2005	4.15	2.72
2006
First Quarter	4.05	3.76
Second Quarter	3.88	3.25
Third Quarter	4.23	3.54
Fourth Quarter	5.24	4.20
2007
First Quarter	6.30	5.22
Second Quarter	6.33	4.86
Third Quarter	5.60	4.71
Fourth Quarter	5.75	4.40

Month ending:
January 31, 2008	4.59	3.60
February 29, 2008	3.74	3.15
March 31, 2008	3.26	2.55
April 30, 2008	3.03	2.62
May 31, 2008	3.15	2.58
June 30, 2008	3.25	2.71
Period ending July 30, 2008	3.39	2.41

	Ordinary Shares (London Stock Exchange)
	(in euro)
	High	Low
2002	4.10	2.50
2003	3.63	2.59
2004	3.78	1.83
2005	4.15	2.73
2006
First Quarter	4.05	3.77
Second Quarter	3.89	3.24
Third Quarter	4.23	3.53
Fourth Quarter	5.21	4.19
2007
First Quarter	6.30	5.28
Second Quarter	6.27	4.88
Third Quarter	5.61	4.75
Fourth Quarter	5.77	4.44

Month ending:
January 31, 2008	4.59	3.64
February 29, 2008	3.73	3.16
March 31, 2008	3.28	2.60
April 30, 2008	3.04	2.63
May 31, 2008	3.18	2.56
June 30, 2008	3.27	2.64
Period ending July 30, 2008	3.39	2.41

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

In order to increase the percentage of its share capital held by EU nationals, beginning June 26, 2001, Ryanair Holdings instructed The Bank of New York to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs. The Bank of New York will continue to convert existing ADRs into Ordinary Shares at the request of the holders of such ADRs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for additional information.

At the annual general meeting of the shareholders held on September 21, 2006, the Board of Directors of Ryanair received shareholder approval for a share buy-back program allowing a maximum repurchase of approximately 77.2 million Ordinary Shares, representing 5% of the Company’s then outstanding share capital. The maximum price at which the Company may repurchase Ordinary Shares, in accordance with the listing rules of the Irish Stock Exchange and of the Financial Services Authority, is the higher of 5% above the average market value of the Company’s Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation (EC) of 22 December 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently €0.635. Following receipt of this approval, the Company announced, in June 2007, the commencement of a €300 million share buy-back program. This buy-back program was not completed before the 2007 annual general meeting. The Directors therefore sought a renewal of the above authority. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.4 million shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008 the Company announced a second share buy-back program of up to €200 million worth of shares. To date 11.85 million shares have been repurchased at a cost of approximately €33.1 million. This is equivalent to approximately 0.8% of the Company’s issued share capital. All Ordinary Shares repurchased have been cancelled.

The various authorizations for the repurchase of ordinary shares granted at the 2006 and 2007 annual general meetings are valid for fifteen months from the date of the appropriate annual general meeting at which the resolution approving the buy-back plan was approved or, if earlier, until the day following the Company’s next annual general meeting. As of June 30, 2008, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 34,747,089, representing 2.3% of the Company’s issued share capital at that date. The number of outstanding options could potentially represent 2.5% of the issued share capital of the Company if the Company were to purchase all of the Ordinary Shares it is authorized to repurchase under the share buy-back plan authorized by the Company’s stockholders at the annual general meeting on September 18, 2008.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.635 euro cents. As of March 31, 2008, a total of 1,490,804,671 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split by which each of its then existing Ordinary Shares, par value 1.27 euro cents, was split into two new Ordinary Shares, par value 0.635 euro cents. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

In April 1998, the Board of Directors of Ryanair Holdings adopted an employee share option plan (the “Option Plan 1998”), with all employees of the Company being eligible to participate. The Option Plan 1998 was approved by Ryanair Holdings’ shareholders at the annual general meeting held on September 29, 1998. Options under this plan were granted over a five-year period beginning in 1998.

Ryanair Holdings’ shareholders approved, the Option Plan 1998, the Option Plan 2000 and the Option Plan 2002. All employees and directors are eligible to participate in Option Plan 2000, and grants of options may be made in any of the ten years beginning with fiscal year 2000 only if the Company’s net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 20%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program, provided that the grantee is still employed by the Company. If the grantee has ceased to be a full-time employee before this vesting date, the grantee will generally lose his or her complete option entitlement automatically.

The Option Plan 2002 was established in accordance with a tax-favorable approved share option scheme available in Ireland so that employees will not be taxed on the exercise of options (subject to certain conditions). The Option Plan 2002 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made in any of the ten years beginning with fiscal year 2002 only if the Company’s net profit after tax for the relevant fiscal year has exceeded its net profit after tax for the preceding fiscal year by at least 25%, or if an increase of 1% in net profit after tax for any relevant year would have resulted in such criterion being met. Under the terms of the plan, options will become exercisable five years from the time of the first grant under the program.

As of March 31, 2008, 16 separate grants of an aggregate total of 91,328,203 options in respect of an equivalent number of Ordinary Shares had been made to eligible employees under the Company’s various option plans, and an aggregate of 34,788,609 options to purchase an equal number of Ordinary Shares were outstanding.

Under Option Plan 1998, 10,400,000 options were granted to 15 key senior executives and managers at a strike price equal to the closing price of the Ordinary Shares on the date of the grant. These options became exercisable in June 2003 and were exercisable through June 2005, but only for managers who were still employed by the Company in June 2002. Under the Option Plan 2000, 23 senior managers were granted 9,116,000 share options at a strike price of €2.83 on June 30, 2002. These options become exercisable between June 1, 2007 and June 1, 2009, but only for managers who were still employed by the Company in June 2007. Under the Option Plan 2002, 47 senior managers were granted 5,550,000 share options at a strike price of €2.35 on November 3, 2004. These options will become exercisable between November 3, 2009 and November 3, 2011, but only for managers who continue to be employed by the Company through November 3, 2009. The aggregate of 34,788,609 Ordinary Shares that would be issuable upon exercise in full of the options described in this section that were outstanding as of March 31, 2007 would represent 2.4% of the current issued share capital of Ryanair Holdings. Of such total, options in respect of an aggregate of 14,882,196 Ordinary Shares are held by the directors and executive officers of Ryanair Holdings.

ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the Articles of Association of Ryanair Holdings. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Articles of Association, which are filed as an exhibit to this Report.

Objects. The Company’s objects, which are detailed in its Articles of Association, are broad and include carrying on business as an investment and holding company. The Company’s Irish company registration number is 249885.

Directors. Subject to certain exceptions, directors may not vote on matters in which they have a material interest. The ordinary remuneration of the directors is determined from time to time by ordinary resolution of the Company. Any director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the directors may determine. The directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. The directors are not required to retire at any particular age. There is no requirement for directors to hold shares. One third of the directors retire and offer themselves for re-election at each annual general meeting of the Company. The directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of directors.

Annual and General Meetings. Annual and extraordinary meetings at which special resolutions are to be voted upon are called upon 21 days-advance notice. Extraordinary general meetings at which ordinary resolutions are to be voted upon are called upon 14 days-advance notice. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company, subject to limitations described below under “Limitations on the Right to Own Shares.”

Rights, Preferences and Dividends Attaching to Shares. The Company has only one class of shares, being Ordinary Shares with par value of 0.635 euro cents. All such shares rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the directors for the benefit of the Company until claimed. If the directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles of Association to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The Ordinary Shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Articles of Association of the Company.

Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolution passed at a meeting of the shareholders of the Company.

Limitations on the Rights to Own Shares. The Articles of Association contain detailed provisions enabling the directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” Such powers may be exercised by the directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking at or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of Association of the Company entitle the directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest, which such parties hold in shares before allowing such parties to transfer shares in the Company. See “Item 10. Additional Information—Limitations on Share Ownership by non-EU nationals.” Under Irish law, if a party acquires or disposes of shares in the Company so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages—i.e., 10%, 25%, 50% and 70%.

Other Provisions of the Articles of Association. There are no provisions in the Articles of Association:

•	delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

•	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	governing changes in capital, in each case, where such provisions are more stringent than those required by law.

MATERIAL CONTRACTS

In February 2005, the Company and Boeing entered into a new series of agreements for the purchase by the Company of new Boeing 737-800 aircraft for delivery during the period from April 2008 through December 2011, as well as for options to purchase additional aircraft. See “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed discussion of the 2005 Boeing contract.

EXCHANGE CONTROLS

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company), and dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

Under the Financial Transfers Act 1992 (the “1992 Act”), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on a liquidation of an Irish-incorporated company would fall within this definition. Orders made by the Minister for Finance pursuant to the 1992 Act prohibit certain financial transfers to (or in respect of funds held by the government of) Zimbabwe (including senior members of the Zimbabwean government), Iraq, Liberia, Burma/Myanmar, Al Qaeda, Osama Bin Laden and the Taliban of Afghanistan.

The Company does not anticipate that Irish exchange controls or orders under the 1992 Act will have a material effect on its business.

LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

The board of directors of Ryanair Holdings is given certain powers under the Articles of Association to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a “License”). In particular, EU Regulation 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority- owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. As described below, the directors will, from time to time, set a “Permitted Maximum” on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

Ryanair Holdings maintains a separate register (the “Separate Register”) of shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as “Affected Shares” in the Articles). Interest in this context is widely defined and includes any interest held through ADRs in the shares underlying the relevant ADRs. The directors can require relevant parties to provide them with information to enable a determination to be made by the directors as to whether shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the directors can, at their discretion, determine that shares are to be treated as Affected Shares. Registered holders of shares are also obliged to notify the Company if they are aware that any share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADRs, the directors can treat all of the relevant underlying shares as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an “Intervening Act”) has taken place, (ii) the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended or (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of shares or an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any directors or change the chairman of the board, (ii) identify those shares, ADRs or Affected Shares which give rise to the need to take action and treat such shares, ADRs, or Affected Shares as Restricted Shares (see below) or (iii) set a “Permitted Maximum” on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADRs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below). Also, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such notices can have the effect of depriving the recipients of the rights to attend, vote at and speak at general meetings, which they would otherwise have as a consequence of holding such shares or ADRs. Such notices can also require the recipients to dispose of the shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the directors may determine. The directors are also given the power to transfer such shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the directors to identify Affected Shares, transferees of Ordinary Shares generally will be required to provide a declaration as to the nationality of persons having interests in those shares. Stockholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as an Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the directors expect to treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations or such other evidence as the directors may require in order to establish to the directors’ satisfaction that the Ordinary Shares underlying such holder’s ADRs are not Affected Shares.

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

After having initially resolved to set the maximum level at 49.0%, the directors increased the maximum level to 49.9% on May 26, 1999, after the number of Affected Shares exceeded the initial limit. This maximum level could be reduced if it becomes necessary for the directors to exercise these powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADRs are listed. The relevant notice will specify the provisions of the relevant Article that can apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The directors shall publish information as to the number of shares held by EU nationals annually.

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

As of June 30, 2008, EU nationals owned at least 56.0% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continues to monitor the EU national ownership status of its Ordinary Shares, which changes on a daily basis.

TAXATION

Irish Tax Considerations

The following is a discussion of certain Irish tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs. This discussion is based upon tax laws and practice of Ireland at the date of this document, which are subject to change, possibly with retroactive effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of the relevant securities for all categories of investors.

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

Withholding Tax. Unless exempted, a withholding at the standard rate of income tax (currently 20%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders or to distributions paid to certain categories of non-resident stockholders.

The following Irish resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

•	Irish resident companies;

•	Pension schemes approved by the Irish Revenue Commissioners (“Irish Revenue”);

•	Qualifying fund managers or qualifying savings managers;

•	Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of PRSA assets;

•	Qualifying employee share ownership trusts;

•	Collective investment undertakings;

•	Tax-exempt charities;

•	Designated brokers receiving the distribution for special portfolio investment accounts;

•

Any person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;

•	Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

•	Any person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) Taxes Consolidation Act (“TCA”) 1997;

•	Unit trusts to which Section 731(5)(a) TCA 1997 applies; and

•	Certain Irish Revenue-approved amateur and athletic sport bodies.

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

•

Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has in force a tax treaty with Ireland (a “tax treaty country”) or (b) an EU member state other than Ireland;

•

Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of a tax treaty country or an EU member state, and are not controlled, directly or indirectly, by Irish residents;

•

Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;

•

Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or

•

Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

In the case of a non-resident stockholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder’s country of residence. In addition, in the case of non-resident companies that are tax residents of an EU member state other than Ireland or a tax treaty country or non-resident companies controlled by residents of an EU member state including Ireland or of a tax treaty country or the shares of which are substantially and regularly traded on a stock exchange in an EU member state other than Ireland or a tax treaty country, certain certification by their auditors is required. The declaration also must contain an undertaking by the non-resident or non-ordinarily resident person that he, she or it will advise the relevant person accordingly if he, she or it ceases to be a non-resident or non-ordinary resident. No declaration is required if the stockholder is a 5% parent company in another EU member state pursuant to the EC Parents-Subsidiary Directive. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident if the company making the dividend is a 51% subsidiary of that other company.

American Depositary Receipts. Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks that have been authorized by the Irish Revenue. Such banks, which receive dividends from the company and pass them on to the U.S. ADS holders beneficially entitled to such dividends, will be allowed to receive and pass on the gross dividends (i.e., before withholding) based on an “address system” where the recorded addresses of such holder, as listed in the depositary bank’s register of depositary receipts, is in the United States.

Taxation on Dividends. Companies resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received on Ordinary Shares from other Irish resident companies. Stockholders that are “close” companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

Individual stockholders who are resident or ordinarily resident in Ireland are taxable on the gross dividend at their marginal tax rate, but are entitled to a credit for the tax withheld by the company paying the dividend. An individual stockholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for such individuals on the amount of any dividend received from the Company.

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not liable for Irish tax on the dividends. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, the amount of that withholding will generally satisfy such person’s liability for Irish tax.

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

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax (“CAT”) notwithstanding that the disposer (e.g., a donor) or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance or gift of the Ordinary Shares or ADSs is subject to both Irish CAT and foreign tax of a similar character, the foreign tax paid may in certain circumstances be credited in whole or in part against the Irish tax.

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (the Nasdaq is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs. A transfer of Ordinary Shares (including transfers effected through Euroclear UK & Ireland Limited) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

The Irish Revenue treats a conversion of Ordinary Shares to ADSs made in contemplation of a sale or a change in beneficial ownership (under Irish law) as an event subject to stamp duty at a rate of 1%. The Irish Revenue has indicated that a re-conversion of ADSs to Ordinary Shares made in contemplation of a sale or a change in beneficial ownership (under Irish law) will not be subject to a stamp duty. However, the subsequent sale of the re-converted Ordinary Shares will give rise to Irish stamp duty at the 1% rate. If the transfer of the Ordinary Shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the Ordinary Shares being transferred, nominal stamp duty only will be payable on the transfer. Under Irish law, it is not clear whether the mere deposit of Ordinary Shares for ADSs or ADSs for Ordinary Shares would be deemed to constitute a change in beneficial ownership. Accordingly, it is possible that holders would be subject to stamp duty at the 1% rate when merely depositing Ordinary Shares for ADSs or ADSs for Ordinary Shares and, consequently, the Depositary reserves the right in such circumstances to require payment of stamp duty at the rate of 1% from the holders.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

United States Tax Considerations

Except as described below under the heading “Non-U.S. Holders,” the following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs (“U.S. Holders”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Ordinary Shares or the ADRs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company, U.S. Holders whose “functional currency” is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as part of an integrated investment (including a “straddle”) consisting of the Ordinary Shares or the ADRs and one or more other positions.

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

Taxation of Dividends. Dividends, if any, paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will be included in the gross income of a U.S. Holder when the dividends are received by the holder or the Depositary. Such dividends will not be eligible for the “dividends received” deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder or the Depositary. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2007/8 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2008/9 taxable year.

Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividend, the tax credit attaching to the dividend (as used herein the “Tax Credit”; see “—Irish Tax Considerations”) generally will be treated as a foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividend paid by the Company to such U.S. Holder will constitute income from sources outside the United States for foreign tax credit purposes, and generally will constitute “passive category” income for such purposes.

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

Sale or Disposition of Ordinary Shares or ADRs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADRs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADRs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Non-U.S. Holders. A holder of Ordinary Shares or ADRs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on such Ordinary Shares or ADRs unless such income is effectively connected with the conduct by such holder of a trade or business in the United States. A Non-U.S. Holder of ADRs or Ordinary Shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of Ordinary Shares or ADRs, unless (i) such gain is effectively connected with the conduct by such holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings’ Articles of Association may be examined at its registered office and principal place of business at its Corporate Head Office, Dublin Airport, County Dublin, Ireland.

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

GENERAL

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company’s earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity forwards. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair’s exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

In executing its risk management strategy, Ryanair currently enters into forward contracts for the purchase of some of the aviation fuel that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2008. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 36.4% and 39.3% of such expenses in fiscal years 2008 and 2007, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any excess of such fixed price over such market price.

Ryanair historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering 12-18 months of anticipated jet fuel requirements. In more recent periods, the Company has entered into hedging arrangements on a more selective basis. However, in light of the recent significant and unpredictable increases and decreases in oil prices, the Company has decided to increase its fuel hedging and it has hedged 80%–90% of its expected requirements for the period from September to December 2008. See “Item 3. Risk Factors—Risks Related to the Company— Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2008 Compared with Fiscal Year 2007—Fuel and Oil.” At July 25, 2008, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for September 2008, at prices equivalent to approximately $129 per barrel of Brent crude oil, and 80% of its estimated requirements for the period from October 2008 through December 2008 at prices equivalent to approximately $124 per barrel. While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of aviation fuel. The unrealized gains on outstanding forward agreements at March 31, 2008 and March 31, 2007, based on their fair values, amounted to €6.0 million and €52.7 million, respectively. Based on Ryanair’s fuel consumption for the 2008 fiscal year, a change of one U.S. cent in the average annual price per U.S. gallon of aviation fuel would have caused a change of approximately €3.6 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of fuel because the fuel forward contracts typically relate to the same quantity and time and location of delivery as the forecast fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast fuel purchase is based on the fuel forward price, and in the 2008 fiscal year, the Company recorded no material hedge ineffectiveness within earnings. The Company has recorded no material level of ineffectiveness on its fuel hedges in its income statements to date.

In the 2008 fiscal year, the Company recorded a positive fair-value adjustment of €5.3 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2007 fiscal year, the Company recorded a positive fair-value adjustment of €46.1 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling accounted for approximately 38% of Ryanair’s total revenues in the 2008 fiscal year, as compared to approximately 44% in the 2007 fiscal year, with the euro accounting for a large portion of the balance in each period. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs

(particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling at the time Ryanair enters into U.S. dollar-denominated purchases. In general, Ryanair does not hedge its operating surpluses and shortfalls in currencies other than the U.S. dollar and the U.K. pound sterling.

Hedging associated with operating expenses. In the 2008 fiscal year and the 2007 fiscal year, the Company entered into a series of forward contracts, principally U.S. dollar/euro forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2008, the total unrealized loss relating to these contracts amounted to €88.5 million, compared to a €24.9 million loss at March 31, 2007.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2008 fiscal year, the Company recorded a negative fair-value adjustment of €77.4 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a €21.8 million loss in the 2007 fiscal year.

Hedging associated with capital expenditures. During fiscal years 2008 and 2007, the Company also entered into a series of U.S. dollar/U.K. pound sterling and U.S. dollar/euro contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the U.S. dollar/U.K. pound sterling and U.S. dollar/euro exchange rates. At March 31, 2008, the total unrealized losses relating to these contracts amounted to €65.2 million, while at March 31, 2007, unrealized losses amounted to €17.5 million. Under IFRS, in the 2008 fiscal year, the Company recorded negative fair-value adjustments of €44.7 million for cash-flow hedges and €20.5 million for fair-value hedges. Under IFRS, the Company generally accounts for these contracts as either cash-flow hedges or fair-value hedges. Fair-value hedges are recorded in the balance sheet at fair value. Any gains or losses arising on these instruments, as well as the related gain or loss on the underlying aircraft purchase commitment, are recorded in the balance sheet. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. Cash-flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair’s foreign currency contracts outstanding at March 31, 2008 would decrease by approximately €213 million, all of which would ultimately impact earnings when such contracts mature.

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 128 of the 163 Boeing 737-800 aircraft delivered as of March 31, 2008 has been funded by bank financing in the form of loans supported by a loan guarantee from ExIm Bank, commercial debt and JOLCOs. With respect to these 128 aircraft, at March 31, 2008, the Company had outstanding cumulative borrowings under these facilities of €2,266.5 million with a weighted average interest rate of 5.05%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2008. At March 31, 2008, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €42.4 million, as compared with a loss of €49.0 million at March 31, 2007. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

The Company also enters into interest rate swaps to hedge against floating rental payments associated with certain aircraft financed through operating lease arrangements. Through the use of interest rate swaps, Ryanair has effectively converted the floating rental payments due under 12 of these leases into fixed rate payments. At March 31, 2008, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of €18.9 million, as compared with a loss of €23.4 million at March 31, 2007. These financial instruments are, accordingly, recorded at fair value in the balance sheet and are subsequently re-measured to fair value through equity to the extent effective, with ineffectiveness recorded through the income statement. The Company has recorded no material level of ineffectiveness on these swaps as they have the same critical terms as the underlying item being hedged. Under IFRS, the Company accounts for all of its swaps as cash-flow hedges of variable rental payments or variable rate debt payments. At March 31, 2008, the Company recorded a total negative fair-value adjustment of €16.5 million (net of tax) relating to these arrangements, which was included within accumulated other comprehensive income, as compared with a €63.3 million negative fair-value adjustment at March 31, 2007. This loss will be realized within earnings over the period from the expected drawdown of the related financing (i.e., over a period of up to 12 years from March 31, 2008), with an increase in the related interest expense.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €31.0 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €13 million per year.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2008, under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

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

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2008.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included under Item 15 in this Annual Report on Form 20-F.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ryanair Holdings plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Ryanair Holdings plc’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ryanair Holdings plc maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ryanair Holdings plc and subsidiaries, as of March 31, 2008 and 2007, and the related consolidated income statements, cash flow statements and statements of recognized income and expense for each of the years in the three-year period ended March 31, 2008, and our report dated July 31, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland

July 31, 2008

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the 2008 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Emmanuel Faber qualifies as an “audit committee financial expert” within the meaning of this Item 16A. Mr. Faber is “independent” for purposes of the listing rules of the Nasdaq.

Item 16B.	Code of Ethics

The Company has adopted a broad Code of Business Conduct and Ethics that meets the requirements for a “code of ethics” as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics applies to the Company’s chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, as well as to all of the Company’s other officers, directors and employees. The Code of Business Conduct and Ethics is available on Ryanair’s website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this annual report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics that apply to its chief executive officer, chief financial officer, chief accounting officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2008 and 2007:

	Year ended March 31,
	2008	2007
	(thousands)
Audit fees	€510	€931
Audit-related fees	6	18
Tax fees	200	243

Total fees	€716	€1,192

Audit fees in the above table are the aggregate fees billed or billable by KPMG in connection with the audit of the Company’s annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of comfort letters, statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

Audit-related fees in the above table are the aggregate fees billed by KPMG for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions and employee benefit plan audits.

Tax fees include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, work performed in support of other tax-related regulatory requirements and tax compliance reporting.

Audit Committee Pre-Approval Policies and Procedures

The audit committee expressly pre-approves every engagement of Ryanair’s independent auditors for all audit and non-audit services provided to the Company.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary Shares pursuant to its €300 million Ordinary Share buy-back program announced in June 2007, in the 2008 fiscal year:

Month / Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs (Including Purchase Costs)
	(Millions)		(Millions)	(Thousands)
April 1, 2007 to April 30, 2007	—	—	—	€300,000
May 1, 2007 to May 31, 2007	—	—	—	€300,000
June 1, 2007 to June 30, 2007	29.50	€4.95	29.50	€152,371
July 1, 2007 to July 31, 2007	8.10	€4.81	8.10	€112,981
August 1, 2007 to August 31, 2007	—	—	—	€112,981
September 1, 2007 to September 30, 2007	13.35	€4.89	13.35	€46,927
October 1, 2007 to October 31, 2007	2.50	€5.46	2.50	€33,127
November 1, 2007 to November 30, 2007	6.01	€5.45	6.01	—
December 1, 2007 to December 31, 2007	—	—	—	—
January 1, 2008 to January 31, 2008	—	—	—	—
February 1, 2008 to February 29, 2008	—	—	—	—
March 1, 2008 to march 31, 2008	—	—	—	—

Total (Year-end)	59.46	—	59.46	—

See “Item 8. Other Information—Share Buy-Back Program” and “Item 9. The Offer and Listing—Trading Markets and Share Prices” for further information regarding the Company’s Ordinary Share buy-back program, pursuant to which all of the shares purchased by the Company and disclosed in the table above were purchased.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

RYANAIR HOLDINGS PLC

Item 19.	Exhibits

1.1	Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 27, 2006 (Commission file No. 000-29304)).

1.2	The total amount of long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10.0% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2002 (Commission file No. 000-29304)).

4.2	Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2005 (Commission file No. 000-29304)).

8.1	List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report or Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYANAIR HOLDINGS PLC

/s/ MICHAEL O’ LEARY
Name:	Michael O’Leary
Title:	Chief Executive Officer and Director

Date: July 31, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2008 and 2007, and the related consolidated income statements, cash flow statements and statements of recognized income and expense, for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and also IFRSs as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 31, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland

July 31, 2008

Consolidated Balance Sheets

		At March 31, 2008	At March 31, 2007
	Note	€000	€000
Non-current assets
Property, plant and equipment	2	3,582,126	2,901,505
Intangible assets	3	46,841	46,841
Available for sale financial assets	4	311,462	406,075

Total non-current assets		3,940,429	3,354,421

Current assets
Inventories	6	1,997	2,420
Other assets	7	169,580	132,697
Current tax	12	1,585	—
Trade receivables	8	34,178	23,412
Derivative financial instruments	5	10,228	52,736
Restricted cash	9	292,431	258,808
Financial assets: cash > 3 months		406,274	592,774
Cash and cash equivalents		1,470,849	1,346,419

Total current assets		2,387,122	2,409,266

Total assets		6,327,551	5,763,687

Current liabilities
Trade payables		129,289	127,243
Accrued expenses and other liabilities	10	919,349	807,136
Current maturities of debt	11	366,801	178,918
Derivative financial instruments	5	141,711	56,053
Current tax	12	—	20,822

Total current liabilities		1,557,150	1,190,172

Non-current liabilities
Provisions	13	42,790	28,719
Derivative financial instruments	5	75,685	58,666
Deferred income tax	12	148,088	151,032
Other creditors	14	101,950	112,177
Non-current maturities of debt	11	1,899,694	1,683,148

Total non-current liabilities		2,268,207	2,033,742

Shareholders’ equity
Issued share capital	15	9,465	9,822
Share premium account	15	592,761	607,433
Capital redemption reserve	15	23,432	—
Retained earnings	16	2,000,422	1,905,211
Other reserves	16	(123,886)	17,307

Shareholders’ equity		2,502,194	2,539,773

Total liabilities and shareholders’ equity		6,327,551	5,763,687

The accompanying notes are an integral part of the financial information.

Consolidated Income Statements

		Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	Note	€000	€000	€000
Operating revenues
Scheduled revenues		2,225,692	1,874,791	1,433,377
Ancillary revenues	17	488,130	362,104	259,153

Total operating revenues—continuing operations	17	2,713,822	2,236,895	1,692,530

Operating expenses
Staff costs	18	(285,343)	(226,580)	(171,412)
Depreciation	2	(175,949)	(143,503)	(124,405)
Fuel & oil		(791,327)	(693,331)	(462,466)
Maintenance, materials & repairs		(56,709)	(42,046)	(37,417)
Marketing & distribution costs		(17,168)	(23,795)	(13,912)
Aircraft rentals		(72,670)	(58,183)	(47,376)
Route charges		(259,280)	(199,240)	(164,577)
Airport & handling charges		(396,326)	(273,613)	(216,301)
Other		(121,970)	(104,859)	(79,618)

Total operating expenses		(2,176,742)	(1,765,150)	(1,317,484)

Operating profit—continuing operations		537,080	471,745	375,046

Other finance income/(expenses)
Finance income		83,957	62,983	38,219
Finance expense	20	(97,088)	(82,876)	(73,958)
Foreign exchange (losses)		(5,606)	(906)	(1,234)
Loss on impairment of available-for-sale financial asset	4	(91,569)	—	—
Gain on disposal of property, plant and equipment		12,153	91	815

Total other finance income/(expenses)		(98,153)	(20,708)	(36,158)

Profit before tax		438,927	451,037	338,888
Tax on profit on ordinary activities	12	(48,219)	(15,437)	(32,176)

Profit for the year—all attributable to equity holders of parent		390,708	435,600	306,712

Basic earnings per ordinary share (euro cents)	22	25.84	28.20	20.00
Diluted earnings per ordinary share (euro cents)	22	25.62	27.97	19.87
Number of ordinary shares (in 000’s)	22	1,512,012	1,544,457	1,533,666
Number of diluted shares (in 000’s)	22	1,524,935	1,557,503	1,543,562

The accompanying notes are an integral part of the financial information.

Consolidated Cash Flow Statements

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Operating activities
Profit before tax	438,927	451,037	338,888

Adjustments to reconcile profits before tax to net cash provided by operating activities
Depreciation	175,949	143,503	124,405
Decrease in inventories	423	1,002	(962)
(Increase)/decrease in trade receivables	(10,766)	6,497	(9,265)
(Increase) in other current assets	(35,899)	(51,386)	(882)
Increase in trade payables	2,046	27,039	(12,835)
Increase in accrued expenses	80,629	233,839	150,083
(Decrease)/increase in other creditors	(5,267)	75,351	11,403
Increase in maintenance provisions	14,071	11,997	9,486
(Gain) on disposal of property, plant and equipment	(12,153)	(91)	(815)
Loss on available-for-sale financial asset	91,569	—	—
(Increase)/decrease in interest receivable	(985)	48	(3,959)
Increase in interest payable	1,235	2,671	1,159
Retirement costs	431	589	507
Share based payments	10,925	3,935	2,921
Income tax (paid)	(47,234)	(5,194)	436

Net cash provided by operating activities	703,901	900,837	610,570

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(937,115)	(525,956)	(546,225)
Proceeds from sale of property, plant and equipment	150,042	495	8,460
Purchase of equities classified as available-for-sale	(58,114)	(344,917)	—
Net (investment) in restricted cash	(33,623)	(54,768)	—
Net reduction/(investment) in financial assets: cash > 3 months	186,500	(263,847)	200,480

Net cash used in investing activities	(692,310)	(1,188,993)	(337,285)

Financing activities
Shares purchased under share buy-back programme	(299,994)	—	—
Net proceeds from shares issued	8,403	11,233	30,590
Proceeds from long term borrowings	646,392	339,409	386,809
Repayments of long term borrowings	(241,962)	(155,071)	(123,938)

Net cash provided by financing activities	112,839	195,571	293,461

Increase/(decrease) in cash and cash equivalents	124,430	(92,585)	566,746
Cash and cash equivalents at beginning of year	1,346,419	1,439,004	872,258

Cash and cash equivalents at end of year	1,470,849	1,346,419	1,439,004

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Recognised Income and Expense

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Net actuarial gains from retirement benefit plans	4,497	1,988	2,327
Cash flow hedge reserve-effective portion of fair value changes to derivatives
Effective portion of changes in fair value of cash-flow hedges	(129,960)	79,025	65,966
Net change in fair value of cash-flow hedges transferred to profit or loss	26,768	(32,920)	(22,960)

Net movements into cash flow hedge reserve	(103,192)	46,105	43,006
Net (decrease)/increase in fair value of available-for-sale asset	(140,495)	48,926	—
Impairment of available-for-sale asset written off to the income statement	91,569	—	—

Net movements (out of)/into available-for-sale financial asset	(48,926)	48,926	—

Total income and expenditure recognised directly in equity	(147,621)	97,019	45,333

Profit for the year	390,708	435,600	306,712

Total recognised income and expense	243,087	532,619	352,045

The accompanying notes are an integral part of the financial information.

Notes Forming Part of the Consolidated Financial Statements

1	Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the year ended March 31, 2008 are set out below. These have been applied consistently for all periods presented, except as otherwise set out below.

Business activity

Ryanair Limited and its subsidiaries (“Ryanair Limited”) has operated as an international airline since it commenced operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair Limited. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the “Company”). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as “Ryanair Holdings plc” (or “we”, “our”, “us”, “Ryanair” or the “Company”) and currently operate a low-fares airline headquartered in Dublin, Ireland. All trading activity continues to be undertaken by the group of companies headed by Ryanair Limited.

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRSs”) as adopted by the EU that are effective for the year ended and as at March 31, 2008. In addition to complying with its legal obligation to comply with IFRSs as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts, 1963 to 2006.

Effective April 1, 2007, the provisions of two new accounting standards, IFRS 7 “Financial instruments: Disclosures” and the related amendment to IAS 1, “Presentation of Financial Statements—Capital Disclosures,” have been adopted in the consolidated financial statements. These standards introduce new disclosures relating to financial instruments and capital resources but do not have any impact on the balance sheet classifications or measurement of the Company’s financial instruments.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

Basis of preparation

These consolidated financial statements are presented in euro rounded to the nearest thousand, the euro being the functional currency of the parent entity and the majority of the group companies. They are prepared on the historical cost basis, except for derivative financial instruments and available-for-sale securities which are stated at fair value, and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Any non-current assets classified as held for sale are stated at the lower of cost and fair value less costs to sell.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth in the critical accounting policies section below.

Critical accounting policies

The preparation of the Company’s financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates.

The Company believes that its critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements.

Available-for-sale securities

The Company holds certain equity securities, which are classified as available-for-sale, and are measured at fair value, less incremental direct costs, on initial recognition. Such securities are classified as available for sale, rather than as an investment in an associate because the Company does not have the power to exercise significant influence over the investee. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised directly in equity. The fair values of available-for-sale securities are determined by reference to quoted prices at each reporting date. When an investment is de-recognised the cumulative gain or loss in equity is transferred to the income statement.

Such securities are considered to be impaired if there is objective evidence which indicates that there may be a negative influence on future cash flows. This includes where there is a significant or prolonged decline in the fair value below its cost. All impairment losses are recognised in the income statement and any cumulative loss in respect of an available-for-sale asset recognised previously in equity is transferred to the income statement.

Long-lived assets

As of March 31, 2008, Ryanair had €3.6 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company’s aircraft, and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilisation of the aircraft, governmental regulations on aging of aircraft and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of an aircraft, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft. While the airline industry as a whole has experienced many of these factors from time to time, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

For the year ended March 31, 2008, the Company revised its estimate of the recoverable amount of aircraft residual values, from 15% of original cost to 15% of market value, determined periodically, based on actual aircraft disposals during the year, agreements to sell further aircraft in future periods and current market valuations. This change in estimate resulted in a reduction of €3.6m in the depreciation charge during the year, as compared to the previous estimate.

In addition, during the year ended March 31, 2008, accelerated depreciation of €10.6 million arose in relation to the agreement to dispose of aircraft at future dates in 2009 and 2010.

Heavy Maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe. Additionally, when Ryanair has a lease commitment to perform aircraft maintenance, a provision is made during the lease term for this obligation. Both of these elements of accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provisions to be recorded and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on its own and industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilisation of the aircraft, changes to government regulations and increases and decreases in estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts its assumptions, which generally impact maintenance and depreciation expense in the income statement on a prospective basis.

For the 2008 fiscal year, the Company revised its estimates of the maintenance component costs to reflect recent major maintenance experience. IFRS requires that changes in estimates of this nature be accounted for prospectively only, and historical maintenance and depreciation estimates are not required to be adjusted. This change in estimate resulted in a €6.0 million reduction in combined maintenance and depreciation charges for the 2008 fiscal year, as compared to what the charges would otherwise have been using the historical estimation method.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2008. Subsidiaries are entities controlled by us. Control exists when we have the power either directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

All inter-company account balances and any unrealised income or expenses arising from intra-group transactions have been eliminated in preparing the consolidated financial statements.

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

Foreign currency translation

Items included in the financial statements of each of the group entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in euro, which is the functional currency of the majority of the group entities.

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were effected. Foreign currency differences arising on retranslation are recognised in profit and loss, except for differences arising on qualifying cash-flow hedges, which are recognised directly in equity.

Property, plant & equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and provisions for impairments, if any. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from equity of any gain or loss on qualifying cash-flow hedges of foreign currency purchases of property, plant and equipment. Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight-line basis over their expected useful lives at the following annual rates:

Rate of Depreciation
Plant and equipment	20-33.3%
Fixtures and fittings	20%
Motor vehicles	33.3%
Buildings	5%

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Aircraft at March 31, 2008	Useful Life	Residual Value
Boeing 737-800s	128(a)	23 years from date of manufacture	15% of market value, determined periodically

(a)	The Company had 163 aircraft as of March 31, 2008, of which 35 were leased.

For the year ended March 31, 2008, the Company revised its estimate of the recoverable amount of aircraft residual values, from 15% of original cost to 15% of market value, determined periodically, based on actual aircraft disposals during the year, agreements to sell further aircraft in future periods and current market valuations. This change in estimate resulted in a reduction of €3.6 million in the depreciation charge during the year, as compared to the previous estimate.

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next check (usually between 8 and 12 years for Boeing 737-800 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalised and amortised over the shorter of the period to the next check or the remaining life of the aircraft.

For the year ended March 31, 2008, the Company revised its estimates of the maintenance component costs to reflect its recent major maintenance experience. IFRS requires that changes in estimates of this nature are accounted for prospectively only, and historical maintenance and depreciation estimates are not required to be adjusted. This change in estimates resulted in a €6.0 million reduction in combined maintenance and depreciation charges for the current year, as compared to what the charges would have otherwise been using the historical estimation method.

Advance and option payments made in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and separately disclosed within property, plant and equipment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date.

Rotable spare parts held by the Company are classified as property, plant and equipment if they are expected to be used over more than one period and are accounted for and depreciated in the same manner as the related aircraft.

Gains and losses on disposal of items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised on a net basis within other income in profit and loss.

During the year ended March 31, 2008, accelerated depreciation of €10.6 million arose in relation to the agreement to dispose of aircraft at future dates in 2009 and 2010.

Aircraft maintenance costs

The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

With respect to the Company’s operating lease agreements, where the Company has a commitment to maintain the aircraft, provision is made during the lease term for the obligation based on the present value of estimated future costs of major airframe and certain engine maintenance checks by making appropriate charges to the income statement, calculated by reference to the number of hours or cycles operated during the year.

All other maintenance costs are expensed as incurred.

Intangible assets—landing rights

Intangible assets acquired are recognised to the extent it is considered probable that expected future benefits will flow to the Company and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalised at fair value at that date and are not amortised, where those rights are considered to be indefinite. The carrying value of those rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Company’s intangible assets has been recorded to date.

Other financial assets

Other financial assets comprise cash deposits of greater than three months’ maturity. All amounts are categorized as loans and receivables and are carried initially at fair value and then subsequently at amortised cost, using the effective interest method in the balance sheet.

Derivative financial instruments

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimise the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company’s earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity contracts. These derivative financial instruments are generally held to maturity. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair’s exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralised completely.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments continue to be re-measured to fair value, and changes therein are accounted for as described below.

The fair value of interest rate swaps is computed by discounting the projected cash flows on the Company’s swap arrangements to present value. The fair value of forward foreign exchange contracts and commodity contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity (in the cash flow hedging reserve). When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of that asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss thereon is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the underlying hedged transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss also being recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on invoiced price on an average basis for all stock categories. Net realisable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, less impairment losses, which approximates fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

Cash represents cash held at banks and available on demand, and is categorized as “loans and receivables.”

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months. Deposits with maturities greater than three months are recognised as short-term investments, are categorized as loans and receivables and are carried initially at fair value and then subsequently at amortised cost, using the effective interest method.

Interest-bearing loans & borrowings

All loans and borrowings are initially recorded at fair value, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest-bearing loans are measured at amortised cost, using the effective interest yield methodology.

Leases

Leases under which the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalised in the balance sheet, at an amount equal to the lower of their fair value and the present value of the minimum lease payments, and are depreciated over their estimated useful lives. The present values of the future lease payments are recorded as obligations under finance leases and the interest element of a lease obligation is charged to the income statement over the period of the lease in proportion to the balances outstanding.

Other leases are operating leases and the associated leased assets are not recognised on the Company’s balance sheet. Expenditure arising under operating leases is charged to the income statement as incurred. The Company also enters into sale-and-leaseback transactions whereby it sells the rights to acquire an aircraft to a third party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal where the price achieved is not considered to be at fair value is spread over the period during which the asset is expected to be used. The profit or loss amount deferred is included within “other creditors” and divided into components of greater or less than one year.

Provisions and contingencies

A provision is recognised in the balance sheet when there is a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future outflow at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

The Company assesses the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are re-measured at each balance sheet date based on the best estimate of the settlement amount.

In relation to legal matters, we develop estimates in consultation with outside counsel handling our defence in these matters, using the current facts and circumstances known to us. The factors that we consider in developing our legal provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the subject matter of the litigation, the likelihood of settlement and current state of settlement discussions, if any.

Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments.

The Company’s primary reporting segments comprise geographic segments relating to the origin of its revenues, as the Company only operates in one business segment, this being the provision of a low fares scheduled airline service across a European route network.

Revenues

Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognised in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and is included in accrued expenses and other liabilities. It is released to the income statement as passengers fly. Unused tickets are recognised as revenue on a systematic basis. Miscellaneous fees charged for any changes to flight tickets are recognised in revenue immediately.

Ancillary revenues are recognised in the income statement in the period the ancillary services are provided.

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the share options on the date of the grant. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. The fair value of the options granted is determined using a binomial lattice option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

On transitioning to IFRS for the first time in the year ended March 31, 2006 the Company also availed itself of the transition provisions in IFRS 1 for share-based payments by only applying the fair value calculation to share option grants that were made after November 7, 2002, but which had not vested by January 1, 2005.

Pensions and other post-retirement obligations

The Company provides employees with post-retirement benefits in the form of pensions. The Company operates a number of defined contribution and defined benefit pension schemes.

Costs arising in respect of the Company’s defined-contribution pension schemes (where fixed contributions are paid into the scheme and there is no legal or constructive obligation to pay further amounts) are charged to the income statement in the period in which they are incurred. Any contributions unpaid at the balance sheet date are included as a liability.

A defined-benefit plan is a post-employment benefit plan other than a defined-contribution plan. The liabilities and costs associated with the Company’s defined-benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of each scheme’s liabilities are determined by reference to market yields at the balance sheet date of high quality corporate bonds in the same currency and term that is consistent with those of the associated pension obligations. The net surplus or deficit arising on the Company’s defined benefit schemes is shown within non-current assets or liabilities on the balance sheet. The deferred tax impact of any such amount is disclosed separately within deferred tax.

The Company separately recognises the operating and financing costs of defined-benefit pensions in the income statement. IFRS permits a number of options for the recognition of actuarial gains and losses. The Company has opted to recognise all actuarial gains and losses within equity.

Income taxes including deferred income taxes

Income tax on the profit or loss for a year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity (such as certain derivative financial instruments, available-for-sale assets, pensions and other post-retirement obligations). Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying accounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date and expected to apply when the temporary differences reverse.

The following temporary differences are not provided for: (i) the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and (ii) differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the deferred tax asset to be realised.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects. When share capital recognised as equity is repurchased, the amount of consideration paid, which includes any directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity, until they are cancelled.

Prospective accounting changes, new standards and interpretations not yet adopted

The following legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been adopted in these consolidated financial statements, will impact the Company’s financial reporting in future periods. If applicable, they will be adopted in future consolidated financial statements.

•

Amendment to IFRS 2—Share-based payments: vesting conditions and cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. The introduction of this amendment will impact the Company’s reporting although this impact is not expected to be significant.

•

IFRS 3 (Revised)—Business Combinations (effective July 1, 2009). This standard deals with how an acquirer recognises, measures and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Company will be dependent on the nature of any future acquisition.

•

IFRS 8—Operating Segments was issued in November 2006 replacing IAS 14, Segmental Reporting (effective January 1, 2009). IFRS 8 changes the basis for identifying operating segments. It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision-maker in order to allocate resources to the segments and assess their performance. IAS 14 required identification of two sets of segments—one based on related products and services, and the other on geographical areas. IFRS 8 instead requires additional disclosures around identifying segments and their products and services. The introduction of this standard is likely to impact segmental reporting although this impact is not expected to be significant.

•

Amendment to IAS 1, Presentation of Financial Statements—a revised presentation (effective January 1, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will impact the presentation of the financial statements of the Company, however, this impact is not expected to be significant.

•

Amendment to IAS 23—Borrowing costs (effective January 1, 2009). This standard requires an entity to capitalise borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, as part of the cost of that asset. The impact on Company reporting is not expected to be significant.

•

Amendment to IAS 27—Consolidated and Separate Financial Statements (effective July 1, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The introduction of this amendment will impact the Company’s reporting although this impact is not expected to be significant.

•

Amendment to IAS 32 and IAS 1—Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1, 2009). This amendment changes the classification from liabilities to equity of (a) some puttable financial instruments and (b) some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is not expected to impact the Company.

•

IFRIC 12—Service Concession Arrangements (effective for fiscal years beginning on or after January 1, 2008). This interpretation deals with entities (typically governmental bodies) that grant contracts for the supply of public services (such as hospitals or prisons), and how existing IASB literature should be applied to service concession arrangements. This IFRIC is not expected to have an impact on Ryanair’s financial statements.

•

IFRIC 13—Customer Loyalty Programmes (effective July 1, 2008). This interpretation deals with accounting for customer loyalty award credits. This IFRIC will not have a material impact on the Company, as it does not operate such programmes.

•

IFRIC 14—IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for fiscal years beginning on or after January 1, 2008) provides general guidance on how to assess the limit in IAS 19, “Employee Benefits,” on the amount of a pension fund surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability needs be recognised by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. The introduction of this IFRIC will impact Company reporting, although this impact is not expected to be significant.

•

IFRIC 15—Agreements for the Construction of Real Estate (effective January 1, 2009). This interpretation provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11, “Construction Contracts,” or IAS 18, “Revenue,” and when revenue from the construction should be recognised. The introduction of this IFRIC will not have an impact on Company reporting.

•

IFRIC 16—Hedges of a Net Investment in a Foreign Operation (effective January 1, 2009). The IFRIC provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements, where an entity wishes to qualify for hedge accounting in accordance with IAS 39. It does not apply to other types of hedge accounting. This interpretation will not have an impact on Company reporting.

•

On 22 May 2008 the IASB published the Improvements to International Financial Reporting Standards 2008, which contains 24 amendments to IFRSs that result in accounting changes for presentation, recognition or measurement purposes and 11 terminology or editorial amendments that will have only minimal or no effects on accounting. All amendments are effective January 1, 2009, except for the amendment to IFRS 5, “Non-current assets held for sale and discontinued operations—plans to sell a controlling interest in a subsidiary,” which is effective July 1, 2009. None of these amendments are expected to have a significant impact on Ryanair’s financial statements.

Reclassifications

Certain items in the consolidated financial statements for prior periods have been reclassified to conform to current classifications.

2	Property, plant and equipment

	Aircraft	Hangar & Buildings	Plant & Equipment	Fixtures & Fittings	Motor Vehicles	Total
	€000	€000	€000	€000	€000	€000
(i) Year ended March 31, 2008
Cost
At March 31, 2007	3,362,360	23,037	9,954	13,247	1,609	3,410,207
Additions in year	954,291	2,849	1,921	3,588	257	962,906
Disposals in year	(166,939)	—	—	—	—	(166,939)

At March 31, 2008	4,149,712	25,886	11,875	16,835	1,866	4,206,174

Depreciation
At March 31, 2007	486,682	4,359	5,846	10,910	905	508,702
Charge for year	171,123	1,123	1,850	1,460	393	175,949
Eliminated on disposals	(60,603)	—	—	—	—	(60,603)

At March 31, 2008	597,202	5,482	7,696	12,370	1,298	624,048

Net book value
At March 31, 2008	3,552,510	20,404	4,179	4,465	568	3,582,126

(ii) Year ended March 31, 2007
Cost
At March 31, 2006	2,870,085	13,265	6,540	11,773	981	2,902,644
Additions in year	496,448	9,772	4,101	1,474	628	512,423
Disposals in year	(4,173)	—	(687)	—	—	(4,860)

At March 31, 2007	3,362,360	23,037	9,954	13,247	1,609	3,410,207

Depreciation
At March 31, 2006	350,577	3,674	4,876	9,923	606	369,656
Charge for year	140,130	685	1,402	987	299	143,503
Eliminated on disposals	(4,025)	—	(432)	—	—	(4,457)

At March 31, 2007	486,682	4,359	5,846	10,910	905	508,702

Net book value
At March 31, 2007	2,875,678	18,678	4,108	2,337	704	2,901,505

At March 31, 2008, aircraft with a net book value of €3,061.5 million (March 31, 2007: €2,504.1 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2008, the cost and net book value of aircraft includes €469.8 million (March 31, 2007: €392.6 million) in respect of advance payments and options on aircraft. This amount is not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts. Aircraft assets also include the fair value of certain foreign currency for firm commitments to buy aircraft, which are permitted to be included within the Company’s balance sheet for fair-value hedges undertaken in respect of these commitments, amounting to €27.2 million (March 31, 2007: €17.5 million).

The net book value of assets held under finance leases at March 31, 2008 and 2007 was €316.0 million and €183.1 million respectively.

For the year ended March 31, 2008, the Company revised its estimates of the recoverable amount of aircraft residual values, from 15% of original cost to 15% of market value, determined periodically, based on actual aircraft disposals during the year, agreements to sell further aircraft in future periods and current market valuations. This change in estimate resulted in a reduction of €3.6 million in the depreciation charge during the year, as compared to the previous estimate.

For the year ended March 31, 2008, the Company revised its estimate of the maintenance component costs to reflect recent major maintenance experience. IFRS requires that changes in estimates of this nature are accounted for prospectively only, and historical maintenance and depreciation estimates are not required to be adjusted. This change in estimate resulted in a €6.0 million reduction in combined maintenance and depreciation charges for the current year, as compared to what the charges would have otherwise been using the historical estimation method.

There were six Boeing 737-800 aircraft disposed of during the year, together with an agreement to dispose of aircraft at future dates in 2009 and 2010. The sale proceeds from the six aircraft sold and deposits received in respect of future aircraft disposals in aggregate amounted to €150.0 million.

During the year ended March 31, 2008 accelerated depreciation of €10.6 million arose in relation to the agreement to dispose of 14 aircraft at future dates in 2009 and 2010.

3	Intangible assets

	At March 31,
	2008	2007
	€000	€000
Landing rights	46,841	46,841

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The directors also consider that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value in use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights, carrying amounts exceeding their recoverable amounts. These projections have been discounted using a rate that reflects management’s estimate of the long-term pre-tax return on capital employed for its scheduled airline business, estimated to be 5.4% for 2008 and 5.0% for 2007.

4	Available-for-sale financial assets

	At March 31,
	2008	2007
	€000	€000
Investment in Aer Lingus	311,462	406,075

During the year ended March 31, 2008 the Company acquired a further stake in Aer Lingus plc., an Irish airline (“Aer Lingus”), at a cost of €58.1 million (2007: €344.9 million), bringing Ryanair’s total holding in Aer Lingus to 29.3% (March 31, 2007: 25.2%). The balance sheet value of €311.5 million reflects the market value of this investment as at March 31, 2008 (March 31, 2007: €406.1 million). In accordance with the Company’s accounting policy, these assets are held at fair value with a corresponding adjustment to equity following initial acquisition. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over the entity. During the year the Company recognised an impairment charge of €91.6 million on this shareholding reflecting a decline in the Aer Lingus share price from the date of purchase to March 31, 2008.

The Company’s determination that it does not have any influence over Aer Lingus has been based on the following factors, in particular:

(i)	Ryanair does not have any representation on the Aer Lingus board of directors, nor does it have a right to appoint a director;

(ii)	Ryanair does not participate in Aer Lingus’ policy-making decisions, nor does it have a right to participate in such policy-making decisions;

(iii)	There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies;

(iv)	Aer Lingus and its principal shareholders (Irish government: 25.4%; Employee Share Ownership Plan: 14.3%) have openly opposed Ryanair’s investment or participation in the company;

(v)	On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007); and

(vi)	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated 11th October, 2007).

5.	Derivative financial instruments

The Audit Committee of the Board of Directors has responsibility for setting the treasury policies and objectives of the Company, which include controls over the procedures used to manage the main financial risks arising from the Company’s operations. Such risks comprise commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks. These instruments include borrowings, cash deposits and derivatives (principally jet fuel derivatives, interest rate swaps and forward foreign exchange contracts). It is the Company’s policy that no speculative trading in financial instruments takes place.

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in world jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. In more recent times, due to fundamental changes in the world energy markets, the Company has adopted a more selective approach to fuel hedging. At March 31, 2008, the Company had hedged approximately 2% of its fuel exposure for the year ending March 31, 2009. (March 31, 2007: 73%).

Foreign currency risk in relation to the Company’s trading operations largely arises in relation to non-euro currencies. These currencies are primarily U.K. pounds sterling and the U.S. dollar. The Company manages this risk by matching sterling revenues against sterling costs. Surplus sterling revenues are used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs in addition to euro currency on hand, or excess pounds sterling are converted into euros.

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash—subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral to mitigate certain counterparty risk of fluctuations on certain derivative and other financing arrangements (restricted cash). At March 31, 2008, such restricted cash amounted to €288 million (March 31, 2007: €255.0 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11.

The Company utilises a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Company’s balance sheet and have been utilised to hedge against these particular risks arising in the normal course of the Company’s business. All have been designated as hedges for the purposes of IAS 39 and are fully set out below.

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	2008	2007
	€000	€000
Current assets
Gains on cash flow hedging instruments—maturing after one year	10,228	52,736

	10,228	52,736

Total derivative assets	10,228	52,736

Current liabilities
Losses on fair value hedging instruments—maturing within one year	(44,380)	(17,217)
Losses on cash flow hedging instruments—maturing within one year	(97,331)	(38,836)

	(141,711)	(56,053)

Non-current liabilities
Losses on fair value hedging instruments—maturing after one year	(324)	(236)
Losses on cash flow hedging instruments—maturing after one year	(75,361)	(58,430)

	(75,685)	(58,666)

Total derivative liabilities	(217,396)	(114,719)

Net derivative financial instrument position at year-end	(207,168)	(61,983)

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value 2008	Fair value 2007
	€000	€000
Interest rate swaps(a)
Less than one year	(10,492)	(16,546)
More than one year	(49,035)	(55,812)

	(59,527)	(72,358)

Foreign currency forward contracts(a)
Less than one year	(127,006)	(39,507)
More than one year	(26,650)	(2,854)

	(153,656)	(42,361)

Commodity forward contracts
Less than one year	6,015	52,736

	6,015	52,736

Net derivative position at year end	(207,168)	(61,983)

(a)	Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11.

Interest rate swaps are primarily used to convert a portion of the Company’s floating rate exposures on borrowings and operating leases into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt or lease being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted variable interest payments and rentals due on the Company’s underlying debt and operating leases and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no material level of ineffectiveness has been recorded in the income statement relating to these hedges in the current year. Unrealised losses on the Company’s interest rate swaps of €59.5 million (2007: €72.4 million) will be amortised to the income statement from equity over the period in which forecasted interest and lease payments will be made (typically 1-12 years from the year-end), as an offset to the related interest or rental expense.

Foreign currency forward contracts are utilised in a number of ways: forecast U.K. pounds sterling and euro revenue receipts are converted into U.S. dollars to hedge against forecasted U.S. dollar payments principally for jet fuel, insurance, capital expenditure and other aircraft related costs. These are classified as either cash-flow or fair-value hedges of forecasted and committed U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows and fair values arising from the fluctuation in the U.S. dollar to pounds sterling and euro exchange rates for the forecast and committed U.S. dollar purchases. No material level of ineffectiveness has been recorded for these foreign currency forward contracts in the year ended March 31, 2008 as the underlying hedged items and hedging instruments have been consistently closely matched.

The Company also utilises jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Company’s forecasted fuel purchases, and are arranged so as to match against forecasted fuel delivery and payment requirements. These are classified as cash-flow hedges of forecast fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. No material level of ineffectiveness has been recorded on these arrangements in the year ended March 31, 2008 or either of the prior years.

6	Inventories

	At March 31,
	2008	2007
	€000	€000
Consumables	1,997	2,420

In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.

7	Other assets

	At March 31,
	2008	2007
	€000	€000
Prepayments	121,555	94,243
Interest receivable	10,014	9,028
Refundable deposits	34,104	24,088
Value Added Tax recoverable	3,907	5,338

	169,580	132,697

All amounts fall due within one year.

8	Trade receivables

	At March 31,
	2008	2007
	€000	€000
Trade receivables	34,315	23,600
Provision for impairment	(137)	(188)

	34,178	23,412

All amounts fall due within one year.

The movement in the provision for trade receivable impairments is as follows:

	Balance at beginning of year	Additions charged to expenses	Write-offs	Balance at end of year
	€000	€000	€000	€000
Year ended March 31, 2008	188	—	(51)	137
Year ended March 31, 2007	453	—	(265)	188

The following customers accounted for more than 10% of our accounts receivable at March 31, 2008 and 2007:

	At March 31,
	2008	2007
	€000	€000
Travelscape	16%	—
Societa Aeroporto Toscana Gallileo Galilei SpA	—	13%

No other customer accounted for more than 10% of our accounts receivable balance at either March 31, 2008 or 2007. At March 31, 2008 €0.7 million (2007: €0.8 million) of our total accounts receivable balance was past due, of which €0.1 million (2007: €0.2 million) was impaired and provided for and €0.6 million (2007: €0.6 million) was past due but not impaired.

9	Restricted cash

Restricted cash consists of €288 million (2007: €255 million) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Company, and a further €4 million (2007: €4 million) held in escrow relating to ongoing legal proceedings.

10	Accrued expenses and other liabilities

	At March 31,
	2008	2007
	€000	€000
Accruals	283,374	207,311
Taxation	230,970	193,887
Unearned revenue	405,005	405,938

	919,349	807,136

Taxation above comprises:

	At March 31,
	2008	2007
	€000	€000
PAYE (payroll taxes)	5,313	4,969
Other tax (principally air passenger duty)	225,657	188,918

	230,970	193,887

11	Financial instruments and financial risk management

The Company utilises financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company’s operations. Derivative financial instruments are contractual agreements with a value that reflects price movements in an underlying asset. The Company uses derivative financial instruments, principally jet fuel derivatives, interest rate swaps and forward foreign exchange contracts to manage commodity risks, interest rate risks and currency exposures and achieve the desired profile of borrowings and leases. It is the Company’s policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in Note 5.

(a)	Financial assets and financial liabilities

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2008 and 2007 were as follows:

	Available For Sale	Cash Flow Hedges	Fair Value Hedges	Loans & Receivables	Total Carrying Value	Total Fair Value
	€000	€000	€000	€000	€000	€000
At March 31, 2008
Available-for-sale financial assets	311,462	—	—	—	311,462	311,462
Cash and cash equivalents	—	—	—	1,470,849	1,470,849	1,470,849
Financial asset: cash > 3 months	—	—	—	406,274	406,274	406,274
Restricted cash	—	—	—	292,431	292,431	292,431
Derivative financial instruments
—FX on aircraft purchase firm commitments	—	—	27,252	—	27,252	27,252
—U.S. Dollar currency forward contracts	—	4,213	—	—	4,213	4,213
—Jet fuel derivative contracts	—	6,015	—	—	6,015	6,015
Trade receivables	—	—	—	34,178	34,178	34,178

Total financial assets at March 31, 2008	311,462	10,228	27,252	2,203,732	2,552,674	2,552,674

At March 31, 2007
Available for sale financial assets	406,075	—	—	—	406,075	406,075
Cash and cash equivalents	—	—	—	1,346,419	1,346,419	1,346,419
Financial asset: cash > 3 months	—	—	—	592,774	592,774	592,774
Restricted cash	—	—	—	258,808	258,808	258,808
Derivative financial instruments
—FX on aircraft purchase firm commitments	—	—	17,452	—	17,452	17,452
—Jet fuel derivative contracts	—	52,736	—	—	52,736	52,736
Trade receivables	—	—	—	23,412	23,412	23,412

Total financial assets at March 31, 2007	406,075	52,736	17,452	2,221,413	2,697,676	2,697,676

The carrying value and fair value of the Company’s financial liabilities by class and category were as follows:

	Amortised Cost	Cash Flow Hedges	Fair Value Hedges	Total Carrying Value	Total Fair Value
	€000	€000	€000	€000	€000
At March 31, 2008
Long-term debt	2,266,495	—	—	2,266,495	2,278,774
Derivative financial instruments
—Interest rate swaps	—	59,528	—	59,528	59,528
—U.S. Dollar currency forward contracts	—	113,165	44,703	157,868	157,868
Trade payables	129,289	—	—	129,289	129,289
Accrued expenses	283,374	—	—	283,374	283,374

Total financial liabilities at March 31, 2008	2,679,158	172,693	44,703	2,896,554	2,908,833

At March 31, 2007
Long-term debt	1,862,066		—	1,862,066	1,877,033
Derivative financial instruments
—Interest rate swaps	—	72,358	—	72,358	72,358
—U.S. Dollar currency forward contracts	—	24,908	17,453	42,361	42,361
Trade payables	127,243	—	—	127,243	127,243
Accrued expenses	207,311	—	—	207,311	207,311

Total financial liabilities at March 31, 2007	2,196,620	97,266	17,453	2,311,339	2,326,306

Estimation of fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than as part of a forced liquidation sale. The following methods and assumptions were used to estimate the fair value of each material class of the Company’s financial instruments:

Cash and liquid resources: carrying amount approximates fair value due to the short-term nature of these instruments. Cash and cash resources comprise cash and cash equivalents, short-term investments and restricted cash.

Fixed-rate long-term debt: the repayments which Ryanair is committed to make have been discounted at the relevant rates of interest applicable (including credit spreads) at March 31, 2008 and March 31, 2007, which would be payable to a third party to assume the obligations.

Derivatives—interest rate swaps: discounted cash-flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash-flow analyses are based on estimated future interest rates.

Derivatives—currency forwards and aircraft fuel contracts: a comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2008 and March 31, 2007 has been made.

(b)	Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2008	2007
	€000	€000
Jet fuel forward contracts—fair value	6,015	52,736

All of the above commodity contracts mature within the year and are matched against highly probable forecast fuel purchases.

(c)	Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2008, the Company had total borrowings of €2,266.5 million (March 31, 2007: €1,862.1 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 107 Boeing 737-800 “next generation” aircraft. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to 14 aircraft held under finance leases, six aircraft financed under commercial debt and aircraft simulators.

The maturity profile of the Company’s financial liabilities at March 31, 2008 was as follows:

	Weighted average fixed rate	2009	2010	2011	2012	Thereafter	Total
	(%)	€000	€000	€000	€000	€000	€000
Fixed rate
Secured long term-debt	5.17%	202,776	37,103	8,630	9,048	19,803	277,360
Debt swapped from floating to fixed	5.92%	66,072	67,719	69,391	71,102	296,265	570,549

Secured long-term debt after swaps	5.67%	268,848	104,822	78,021	80,150	316,068	847,909
Finance leases	2.63%	—	—	—	—	127,531	127,531

Total fixed rate debt		268,848	104,822	78,021	80,150	443,599	975,440

Floating rate
Secured long-term debt		142,882	147,607	152,455	157,430	978,461	1,578,835
Debt swapped from floating to fixed		(66,072)	(67,719)	(69,391)	(71,102)	(296,265)	(570,549)

Secured long-term debt after swaps		76,810	79,888	83,064	86,328	682,196	1,008,286
Finance leases		21,143	22,120	23,142	24,210	192,154	282,769

Total floating rate debt		97,953	102,008	106,206	110,538	874,350	1,291,055

Total financial liabilities		366,801	206,830	184,227	190,688	1,317,949	2,266,495

All of the above debt which matures after 2012 will mature between 2012 and 2020.

The maturity profile of the Company’s financial liabilities at March 31, 2007 was as follows:

	Weighted average fixed rate	2008	2009	2010	2011	Thereafter	Total
	(%)	€000	€000	€000	€000	€000	€000
Fixed rate
Secured long-term debt	5.17%	57,363	60,758	64,379	68,240	139,662	390,402
Debt swapped from floating to fixed	5.92%	64,492	66,072	67,719	69,391	367,367	635,041

Secured long term debt after swaps	5.63%	121,855	126,830	132,098	137,631	507,029	1,025,443
Finance leases	2.70%	—	—	—	—	73,976	73,976

Total fixed rate debt		121,855	126,830	132,098	137,631	581,005	1,099,419

Floating rate
Secured long-term debt		109,092	112,299	114,659	120,033	774,295	1,230,378
Debt swapped from floating to fixed		(64,492)	(66,072)	(67,719)	(69,391)	(367,367)	(635,041)

Secured long term debt after swaps		44,600	46,227	46,940	50,642	406,928	595,337
Finance leases		12,463	13,012	13,587	14,186	114,062	167,310

Total floating rate debt		57,063	59,239	60,527	64,828	520,990	762,647

Total financial liabilities		178,918	186,069	192,625	202,459	1,101,995	1,862,066

Analysis of changes in borrowings during the year

	At March 31,
	2008	2007
	€000	€000
Balance at start of year	1,862,066	1,677,728
Loans raised to finance aircraft/simulator purchases	646,392	339,409
Repayments of amounts borrowed	(241,963)	(155,071)

Balance at end of year	2,266,495	1,862,066

Less than one year	366,801	178,918
More than one year	1,899,694	1,683,148

	2,266,495	1,862,066

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2009	2010	2011	2012	Thereafter
		€000	€000	€000	€000	€000	€000	€000
At March 31, 2008
Long term debt and finance leases
—Fixed rate debt	5.67%	975,440	1,186,740	318,437	147,939	107,842	105,328	507,194
—Floating rate debt	4.65%	1,291,055	1,656,045	157,506	156,853	156,077	155,341	1,030,268

		2,266,495	2,842,785	475,943	304,792	263,919	260,669	1,537,462
Derivative financial instruments
—Interest rate swaps		59,528	52,364	13,241	12,704	10,975	5,602	9,842
—U.S. dollar currency forward contracts—gross cash outflows		157,868	2,148,940	1,366,717	600,065	148,009	28,771	5,378
—U.S. dollar currency forward contracts—gross cash inflows		—	(1,961,096)	(1,225,310)	(565,563)	(138,905)	(26,640)	(4,678)
Trade payables		129,289	129,289	129,289	—	—	—	—
Accrued expenses		283,374	283,374	283,374	—	—	—	—

Total at March 31, 2008		2,896,554	3,495,656	1,043,254	351,998	283,998	268,402	1,548,004

		Total Carrying Value	Total Contractual Cash flows	2008	2009	2010	2011	Thereafter
		€000	€000	€000	€000	€000	€000	€000
At March 31, 2007
Long term debt and finance leases
—Fixed rate debt	5.43%	1,099,419	1,350,665	176,993	175,061	173,857	166,094	658,660
—Floating rate debt	4.56%	762,647	1,052,363	96,200	101,959	99,732	100,237	654,235

		1,862,066	2,403,028	273,193	277,020	273,589	266,331	1,312,895
Derivative financial instruments
—Interest rate swaps		72,358	67,604	15,240	13,241	12,704	10,975	15,444
—U.S. dollar currency forward contracts—gross cash outflows		42,361	1,431,144	1,175,065	256,079	—	—	—
—U.S. dollar currency forward contracts—gross cash inflows		—	(1,395,856)	(1,140,562)	(255,294)	—	—	—
Trade payables		127,243	127,243	127,243	—	—	—	—
Accrued expenses		207,311	207,311	207,311	—	—	—	—

Total at March 31,2007		2,311,339	2,840,474	657,490	291,046	286,293	277,306	1,328,339

Interest rate re-pricing

Floating interest rates on financial liabilities are generally referenced to European inter-bank interest rates (EURIBOR). Secured long-term debt and interest rate swaps typically re-price on a quarterly basis with finance leases re-pricing on a semi-annual basis. We use current interest rate settings on existing debt at each year-end to calculate contractual cash flows.

Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures (typically between 10 and 12 years).

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2008, all of the Company’s cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 4.51% (March 31, 2007: 3.85%).

	March 31, 2008		March 31, 2007
	Within 1 year	Total	Within 1 year	Total
	€000	€000	€000	€000
Financial assets:
Cash and cash equivalents	1,470,849	1,470,849	1,346,419	1,346,419
Cash > 3 months	406,274	406,274	592,774	592,774
Restricted cash	292,431	292,431	258,808	258,808

Total financial assets	2,169,554	2,169,554	2,198,001	2,198,001

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependant on the principal amounts on deposit.

The Company also held €311.4 million of an investment in Aer Lingus at March 31, 2008. This has no fixed maturity and is not interest bearing.

(d)	Foreign currency risk

The Company has exposure to various foreign currencies (principally U.K. pounds sterling and U.S. dollars) due to the international nature of its operations. The Company manages this risk by matching U.K. pound sterling revenues against U.K. pound sterling costs. Most of the remaining unmatched U.K. pound sterling revenues are used to fund U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance and capital expenditure costs or are sold for euro. Further details of the hedging activity carried out by the Company are disclosed in Note 5. The Company also sells euro forward to cover certain U.S. dollar costs.

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2008 and March 31, 2007. Such amounts have been translated using the following year end foreign currency rates in 2008: €/£: 0.7958; €/$: 1.5812 (2007: €/£: 0.6798; €/$: 1.3318)

	March 31, 2008			March 31, 2007
	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.
	£000	$000	€000	£000	$000	€000
Monetary assets
GBP cash and liquid resources	48,453	—	60,886	68,114	—	100,197
USD cash and liquid resources	—	7,104	4,493	—	15,877	11,921

	48,453	7,104	65,379	68,114	15,877	112,118

All of the Company’s financial liabilities are denominated in euro.

The Company also enters into U.S. dollar and U.K. pound sterling currency forward contracts in order to manage currency risk which arises on its forecasted aircraft payments and fuel, maintenance and aviation insurance costs, which are primarily denominated in U.S. dollars, and certain of its revenue income streams which arise in U.K. pounds sterling. See further details in Note 5.

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2008 and at March 31, 2007:

	March 31, 2008		March 31, 2007
	U.S.$	euro equiv.	U.S.$	euro equiv.
	$000	€000	$000	€000
Currency forward contracts
U.S. dollar currency forward contracts
—for fuel and other purchases	1,434,435	1,011,698	989,000	762,228
—for aircraft sales	(105,000)	(70,896)	—	—
—for aircraft purchases	1,771,449	1,208,137	870,000	668,915

	3,100,884	2,148,939	1,859,000	1,431,143

(e)	Equity risk

The Company has exposure to equity price risk primarily in relation to its 29.3% investment in Aer Lingus (at March 31, 2008). The Company does not have significant influence over Aer Lingus and accordingly, this investment is classified as an available-for-sale financial asset rather than an investment in an associate.

(f)	Credit risk

The Company holds significant cash balances, which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty, primarily depending on its third-party, market-based ratings and by regular review of these ratings. The Company typically enters into deposits and derivative contracts with parties that have at least an “A” or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Company typically does not enter into deposits with a duration of more than 12 months.

The Company’s revenues derive principally from airline travel on scheduled services, car hire and in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2008 €0.7 million of our total accounts receivable balance was past due but not impaired (March 31, 2007: €0.7 million). At March 31, 2008 we had provisions for doubtful debts of €0.1 million (March 31, 2007: €0.2 million). (See Note 8.)

(g)	Liquidity and capital management

The Company’s cash and liquid resources comprise cash and cash equivalents, short-term investments and restricted cash. The Company defines the capital that it manages as the Company’s long-term debt and equity. The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2008 of €2,169.6 million (March 31, 2007: €2,198.0 million). During the year, the Company funded its €937.1 million in purchases of property, plant and equipment, a €300 million share buy-back programme and the acquisition of an additional stake in Aer Lingus at a cost of €58.1 million. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related financing structures.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2009 fiscal year.

(h)	Guarantees

Details of the Company’s guarantees and the related accounting have been disclosed in Note 23.

(i)	Sensitivity analysis

(i)	Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2008, a plus or minus one percentage point movement in interest rates would result in a respective increase or decrease of €5.7 million (net of tax) in the interest charge in the income statement. All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt. A 1% movement in interest rates would have an effect of less than €1 million on the amounts held in the cash-flow hedge reserve in equity.

(ii)	Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2008 would have a respective positive or negative impact on the income statement of €5.7 million (net of tax) and on equity of €145.6 million (net of tax).

(iii)	Equity price risk: A decrease of 10% in the Aer Lingus share price as of March 31, 2008 would result in a decrease of €31 million in the fair value of the available-for-sale financial assets. The decrease would be recognised as an impairment in the income statement. An increase of 10% in the Aer Lingus share price at March 31, 2008 would result in an increase of €31 million in the fair value of the available-for-sale financial assets. Such increase would be recognised directly in reserves.

12	Deferred and current taxation

The components of the deferred and current taxation in the balance sheet were as follows:

	At March 31,
	2008	2007
	€000	€000
Current income tax (assets)/liabilities
Corporation tax (prepayment)/provision	(1,585)	20,822

Total current tax	(1,585)	20,822

Deferred income tax liabilities (non-current)
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions, and available-for-sale securities	148,088	151,032

Total non-current tax	148,088	151,032

Total tax liabilities (net)	146,503	171,854

	At March 31,
	2008	2007
	€000	€000
Reconciliation of current tax
At beginning of year	20,822	15,247
Corporation tax charge in year	28,632	22,310
Adjustment in respect of prior-year over-provision	(3,805)	(11,541)
Tax paid	(47,234)	(5,194)

At end of year	(1,585)	20,822

	At March 31,
	2008	2007
	€000	€000
Reconciliation of deferred tax
At beginning of year	151,032	127,260
Adjustment in respect of prior year overprovision	(20)	(22,078)
New temporary differences on property, plant and equipment, derivatives, pensions and other items	(2,924)	45,850

At end of year	148,088	151,032

New temporary differences arising in the year to March 31, 2008 principally consisted of €23.4 million for property, plant and equipment recognised within the income statement, €0.6 million for pensions, a credit of €14.7 million for derivatives and a credit of €12.2 million in respect of available-for-sale assets, all recognised in equity. The charge to March 31, 2007 consisted of temporary differences of €26.7 million for property, plant and equipment recognised in the income statement, €0.2 million for pensions, €6.9 million for derivatives and €12.2 million in respect of available-for-sale assets, all recognised in equity. The release of the prior-year over-provision during the year ended March 31, 2007 related to the recognition of certain previously unrecognised tax benefits, resulting in a benefit to the Company’s effective tax rate, which is not reasonably expected to recur.

The components of the tax expense in the income statement were as follows:

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Current tax charge for year	28,632	22,310	1,950
Adjustment in respect of prior-year over-provisions	(3,825)	(33,619)	(4,673)
Deferred tax charge relating to origination and reversal of temporary differences	23,412	26,746	34,899

	48,219	15,437	32,176

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	%	%	%
Statutory rate of Irish corporation tax	12.5	12.5	12.5
Adjustments for earnings taxed at higher rates	1.3	1.2	1.1
Adjustments for earnings taxed at lower rates	(4.8)	(3.2)	(4.5)
Other differences	2.8	0.5	0.4
Adjustments for prior year over-provisions	(0.8)	(7.6)	—

Total effective rate of taxation	11.0	3.4	9.5

Deferred tax applicable to items charged or credited directly to equity were as follows:

	At March 31,
	2008	2007
	€000	€000
Defined benefit pension obligations	643	284
Derivative financial instruments	(14,741)	6,588
Available for sale securities	(12,231)	12,231

Total tax (credit)/charge in equity	(26,329)	19,103

At March 31, 2008 and 2007, the Company had no unused net operating losses carried forward. The majority of current and deferred tax recorded in each of fiscal 2008 and 2007 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2008, the Irish headline corporation tax rate remained at 12.5%.

Ryanair.com Limited is engaged in international data processing and reservation services. As such, Ryanair.com Limited is entitled to claim a 10% corporation tax rate on profits derived from qualifying activities in accordance with Section 448 of the Taxes Consolidated Act, 1997. This legislation provides for the continuation of the 10% effective corporation tax rate until 2010.

The principal components of deferred tax at each year-end were:

	At March 31,
	2008	2007
	€000	€000
Arising on capital allowances and other temporary differences	168,549	145,164
Arising on derivatives	(20,304)	(5,563)
Arising on pensions	(157)	(800)
Arising on available-for-sale securities	—	12,231

Total	148,088	151,032

At March 31, 2008 and 2007, the Company had fully provided for all required deferred tax assets and liabilities. No deferred tax has however, been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13	Provisions

	At March 31,
	2008	2007
	€000	€000
Provision for aircraft maintenance on operating leased aircraft
At beginning of year	28,719	16,722
Charge for the year	14,071	11,997

At end of year	42,790	28,719

14	Other creditors

This consists of:

•

Deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2008, Ryanair entered into a sale-and-leaseback arrangement for three new Boeing 737-800 “next generation” aircraft (2007: 15) in addition to 32 in previous years.

•	The present value of the net pension obligation before tax of €2.0 million (2007: €7.0 million) in Ryanair Limited. See Note 21 for further details.

15	Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2008	2007
	€000	€000
Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each	10,668	10,668

Allotted, called-up and fully paid:
1,490,804,671 ordinary equity shares of 0.635 euro cent each	9,465	—
1,547,028,730 ordinary equity shares of 0.635 euro cent each	—	9,822

The movement in the share capital balance year on year principally relates to 3.2 million in new shares issued due to the exercise of share options (2007: €5.0 million), less the cancellation of 59.5 million shares relating to a share buy-backs.

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2008	2007
	€000	€000
Balance at beginning of year	607,433	596,231
Share premium arising from the exercise of 3,238,540 options in fiscal 2008 and 4,995,486 in fiscal 2007	8,382	11,202
Buy-back and cancellation of shares	(23,054)	—

Balance at end of year	592,761	607,433

A capital redemption reserve of €23.4 million (2007: Nil) arose in the year when the Company re-acquired and cancelled 59.5 million of its ordinary shares. This reserve is required to be created under Irish law to preserve permanent capital in the parent entity.

(c)	Share options and share purchase arrangements

The Company has adopted a number of share option plans, which allow current or future employees or executive directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time.

Details of the share options outstanding (as adjusted for the stock split on February 26, 2007) are set out below:

	Share Options	Weighted Average Exercise Price
Outstanding at March 31, 2006	42,634,002	€2.67

Exercised	(4,995,486)	€2.31
Granted	666,000	€3.77
Expired	(200,542)	€1.21
Forfeited	(2,995,996)	€2.40

Outstanding at March 31, 2007	35,107,978	€2.77

Exercised	(3,238,540)	€2.63
Granted	3,901,875	€4.99
Expired	(153,308)	€2.11
Forfeited	(829,396)	€2.64

Outstanding at March 31, 2008	34,788,609	€3.04

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2008 was €2.80 (March 31, 2007: €5.83). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the year ended March 31, 2008 were €6.33 and €2.55, respectively (2007: €6.30 and €3.25, respectively). There were 6,838,970 options exercisable at March 31, 2008 (March 31, 2007: 1,939,190). The average share price for the year was €4.81 (2007: €4.43).

The weighted average share price (as of the dates of exercises) for all options exercised during the year ended March 31, 2008 was €5.21 (2007: €4.38).

At March 31, 2008 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options Outstanding			Options exercisable
Range of exercise price (€)	Number outstanding	Weighed- average remaining contractual life (years)	Weighted- average exercise price (€)	Number exercisable	Weighed- average remaining contractual life (years)	Weighted- average exercise price (€)
2.21-3.21	30,274,734	2.93	2.78	6,838,970	1.20	2.83
3.77-4.99	4,513,875	4.83	4.82	—	—	—

2.21-4.99	34,788,609	3.18	3.04	6,838,970	1.20	2.83

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €10.9 million (2007: €3.9 million) being recognised within the income statement in respect of employee services rendered, which was based on 19.3 million share options within the scope of IFRS 2 (2007: 15.8 million) as compared to the total share options disclosed above (as permitted by the transitional rules in IFRS 1).

The weighted average fair value of the individual options granted during the years ended March 31, 2008 and 2007 were estimated, using a binomial lattice model, based on the following assumptions:

Options Granted

	2008	2008	2007	2006
Date Granted	June 11, 2007	June 8, 2007	Apr 7, 2006	Aug 10, 2005
Date of earliest exercise	June 11, 2012	July 03, 2008	Apr 7, 2011	Aug 10, 2010
Date of expiration	June 11, 2014	July 03, 2014	Apr 7, 2013	Aug 10, 2012
Fair Value	€2.14	€1.88	€1.51	€1.43
Assumptions:
Risk-free interest rate	4.5%	4.1%	3.7%	3.0%
Volatility(a)	35.0%	35.0%	40.0%	40.0%
Dividend yield	Nil	Nil	Nil	Nil
Expected life (years)	5.5	5.5	5.5	5.5

(a)	Historical daily volatility over a five-and-a-half-year period.

16	Retained earnings and other equity movements

	Ordinary shares	Share premium account	Retained earnings	Capital redemption reserve	Other Reserves	Total
	€000	€000	€000	€000	€000	€000
Balance at March 31, 2005	9,675	565,756	1,158,584	—	488	1,734,503
Adjustment for impact of first time adoption of IAS 39	—	—	—	—	(128,074)	(128,074)
Effective portion of changes in fair value of cash-flow hedges	—	—	—	—	65,966	65,966
Net change in fair value of cash-flow hedges transferred to the profit and loss	—	—	—	—	(22,690)	(22,960)

Net movements into cash-flow hedge reserve	—	—	—	—	43,006	43,006
Issue of ordinary equity shares (net of issue costs)	115	30,475	—	—	—	30,590
Share-based payments	—	—	—	—	2,921	2,921
Retirement benefits	—	—	2,327	—	—	2,327

Subtotal	115	30,475	2,327	—	45,927	78,844
Profit for the year	—	—	306,712	—	—	306,712

Balance at March 31, 2006	9,790	596,231	1,467,623	—	(81,659)	1,991,985
Issue of ordinary equity shares (net of issue costs)	32	11,202	—	—	—	11,234
Effective portion of changes in fair value of cash-flow hedges	—	—	—	—	79,025	79,025
Net change in fair value of cash-flow hedges transferred to the profit and loss	—	—	—	—	(32,920)	(32,920)

Net movements into cash-flow hedge reserve	—	—	—	—	46,105	46,105
Net change in fair value of available-for-sale asset	—	—	—	—	48,926	48,926
Share-based payments	—	—	—	—	3,935	3,935
Retirement benefits	—	—	1,988	—	—	1,988

Subtotal	—	—	1,988	—	98,966	100,954
Profit for the year	—	—	435,600	—	—	435,600

Balance at March 31, 2007	9,822	607,433	1,905,211	—	17,307	2,539,773

Issue of ordinary equity shares (net of issue costs)	21	8,382	—	—	—	8,403
Repurchase of ordinary equity shares	—	—	(299,994)	—	—	(299,994)
Creation of capital redemption reserve fund	(378)	(23,054)	—	23,432	—	—
Effective portion of changes in fair value of cash-flow hedges	—	—	—	—	(129,960)	(129,960)
Net change in fair value of cash-flow hedges transferred to the profit and loss	—	—	—	—	26,768	26,768

Net movements into cash-flow hedge reserve	—	—	—	—	(103,192)	(103,192)
Net (decrease) in fair value of available-for-sale financial asset	—	—	—	—	(140,495)	(140,495)
Impairment of available-for-sale financial asset
Written off to profit and loss account	—	—	—	—	91,569	91,569

Net change in fair value of available-for-sale asset	—	—	—	—	(48,926)	(48,926)
Share-based payments	—	—	—	—	10,925	10,925
Retirement benefits	—	—	4,497	—	—	4,497

Subtotal	(378)	(23,054)	(295,497)	23,432	(141,193)	(436,690)
Profit for the year	—	—	390,708	—	—	390,708

Balance at March 31, 2008	9,465	592,761	2,000,422	23,432	(123,886)	2,502,194

The total share based payments reserve at March 31, 2008 was €18.3 million (March 31, 2007: €7.3 million) and the total cash flow hedge reserve amounted to €142.2 million (negative) at March 31, 2008 (March 31, 2007: €39.0 million negative). The total available-for-sale reserve amounted to nil at March 31, 2008 (March 31, 2007: €48.9 million). Further details of the group’s derivatives are set out in Notes 5 and 11.

17	Analysis of operating revenues and segmental analysis

All revenues derive from the Company’s principal activity and business segment as a low-fares airline and include scheduled services, car hire, Internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
United Kingdom	1,021,005	984,010	809,706
Other European countries	1,692,817	1,252,885	882,824

	2,713,822	2,236,895	1,692,530

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Non-flight scheduled	334,580	241,990	166,796
Car hire	25,266	22,972	19,752
In-flight	73,314	60,079	45,306
Internet income	54,970	37,063	27,299

	488,130	362,104	259,153

All of the Company’s operating profit arises from low-fares airline-related activities, its only business segment. The major revenue earning assets of the Company are its aircraft, which are registered in Ireland and therefore all profits accrue principally in Ireland. Since the Company’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Internet income comprises revenue generated from Ryanair.com, excluding Internet car hire revenue, which is included under the heading “Car hire.” Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations and other revenues, including excess baggage charges, all directly attributable to the low-fares business.

18	Staff numbers and costs

The average weekly number of employees, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
Flight and cabin crew	4,225	3,052	2,271
Sales, operations and administration	1,037	939	792

	5,262	3,991	3,063

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Salaries and related costs	254,045	204,654	151,962
Social welfare costs	18,062	15,547	13,338
Other pension costs(a)	2,311	2,444	3,191
Share based payments	10,925	3,935	2,921

	285,343	226,580	171,412

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €1.0 million in 2008 (2007: €0.7 million; 2006: €1.4 million) while costs associated with defined-benefit plans included here were €1.3 million in 2008 (2007: €1.7 million; 2006: €1.8 million). (See Note 21).

19	Statutory and other information

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Directors’ emoluments:
—Fees	237	251	265
—Other emoluments, including bonus and pension contributions	1,258	1,032	877

Depreciation of property, plant and equipment	167,479	138,109	120,877
Depreciation of property, plant and equipment held under finance leases	8,470	5,394	3,528
Auditor’s remuneration
—integrated audit(a)	510	931	213
—audit-related(b)	6	18	67
—tax services(c)	200	243	188
Operating lease charges, principally for aircraft	72,670	58,183	47,376

(a)	Audit services include integrated audit work performed on the consolidated financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
(b)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
(c)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - executive director

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Basic salary	595	565	550
Bonus (performance & target-related)	560	365	200
Pension contributions	63	62	58

	1,218	992	808

During the years ended March 31, 2008, 2007, and 2006 Michael O’Leary was the only executive director. For the fiscal year ended March 31, 2009, as part of a company-wide pay freeze, Mr. O’Leary will not receive a salary increase and his bonus payment will be reduced.

b) Fees and emoluments—non-executive directors

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Fees
Emmanuel Faber	47	47	47
Michael Horgan	32	32	32
Klaus Kirchberger	32	32	32
Raymond MacSharry (retired September, 2006)	—	23	47
Kyran McLaughlin	47	47	47
James R. Osborne	47	38	28
Paolo Pietrogrande	32	32	32

	237	251	265

Emoluments
Michael Horgan	40	40	40

	277	291	305

(c) Pension benefits

Directors	Increase in Accrued Benefit			Transfer Value Equivalent of Increase in Accrued Benefit			Total Accumulated Accrued Benefit
	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2008	Fiscal 2007	Fiscal 2006
	€	€	€	€	€	€	€	€	€
Michael O’Leary	12,138	9,535	8,885	76,474	56,735	49,549	132,552	116,907	104,244

There have been no changes in pension benefits provided to directors during the year. No pension benefits are provided for non-executive directors. The executive director is a member of a defined-benefit plan. The cost of the death-in-service and disability insurance benefits provided during the accounting year is not included in the above figures. The pension benefits set out above have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. The increases in transfer values of the accrued benefits have been calculated as at each year-end in accordance with Actuarial Standard of Practice PEN-11.

(d) Shares and share options

Shares

Ryanair Holdings plc is listed on the Irish, London and Nasdaq stock exchanges.

The beneficial interests as at March 31, 2008, 2007, 2006 of the directors and of their spouses and minor children in the share capital of the Company are as follows:

	March 31, 2008 No. of Shares	March 31, 2007 No. of Shares	March 31, 2006 No. of Shares
David Bonderman	14,117,360	14,117,360	14,017,360
Michael O’Leary	65,000,016	65,000,016	70,000,016
James R. Osborne	1,410,256	1,410,256	1,410,256
Kyran McLaughlin	200,000	200,000	50,000
Michael Horgan	50,000	50,000	50,000

(ii) Share options

The share options held by each director in office at the end of fiscal 2008 were as follows:

	March 31, 2008 Number of Options	March 31, 2007 Number of Options	March 31, 2006 Number of Options
David Bonderman(c)	25,000	—	100,000
Emmanuel Faber(a)	50,000	50,000	50,000
Michael Horgan(c)	25,000	—	—
Klaus Kirchberger(a)	50,000	50,000	50,000
Kyran McLaughlin(c)	25,000	—	100,000
Michael O’Leary(b)	81,240	81,240	81,240
James R. Osborne(c)	25,000	—	100,000
Paolo Pietrogrande(c)	25,000	—	100,000

(a)	These options were granted to these directors at an exercise price of €2.83 (the market value at the date of grant) during the year ended March 31, 2003 and are exercisable between June 2007 and June 2009.
(a)	These options were granted to Michael O’Leary as follows: 35,402 in fiscal 2003 at €2.86 and 45,838 in fiscal 2004 at €2.21 (the market values at the dates of grant), in either case under the 2003 share option plan; these are exercisable between 2009 and 2011.
(b)	These options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the year ended March 31, 2008 and are exercisable between June 2013 and June 2014.

Directors not referred to above held no shares or share options.

20	Finance expense

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Interest payable on bank loans wholly repayable after five years	97,344	82,891	73,758
Interest arising on pension liabilities, net (see Note 21)	(256)	(15)	200

	97,088	82,876	73,958

21	Pensions

The Company accounts for pensions in accordance with IAS 19, “Employee Benefits.”

The Company operates defined-benefit and defined-contribution schemes.

Defined-benefit schemes

The Company funds the pension entitlements of certain employees through defined-benefit plans. Two plans are operated for eligible Irish and UK employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. Theses plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2008 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at June 30, 2007 in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2008	2007	2006
	%	%	%
Discount rate used for Irish plan	6.25	4.75	4.75
Discount rate used for UK plan	6.60	5.35	4.90
Return on plan assets for Irish plan	7.28	6.95	6.61
Return on plan assets for UK plan	7.91	7.38	6.93
Rate of Euro inflation	2.50	2.50	2.25
Rate of UK inflation	3.25	2.75	2.75
Future pension increases in Irish plan	0.00	0.00	2.75
Future pension increases in UK plan	3.25	2.75	2.75
Future salary increases for Irish plan	3.50	3.50	3.25
Future salary increases for UK plan	4.25	3.75	3.75

The Company uses certain mortality rate assumptions when calculating scheme obligations. Both the Irish and UK schemes use the PMA/PFA92 mortality tables for calendar year 2020, for current employees, which include sufficient allowance for future improvements in mortality rates. Retirement ages for scheme members are 60 for pilots and 65 for staff. The current life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes are the following.

At March 31, 2008
Retiring at age 60:
Male	25.5
Female	28.4
Retiring at age 65:
Male	20.8
Female	23.7

The amounts recognised in the consolidated balance sheets in respect of our defined benefit plans are as follows:

	At March 31,
	2008	2007	2006
	€000	€000	€000
Present value of benefit obligations	(26,989)	(35,596)	(33,367)
Fair value of plan assets	24,969	28,616	24,690

Present value of net obligations	(2,020)	(6,980)	(8,677)
Related deferred tax asset	252	872	1,084

Net pension (liability)	(1,768)	(6,108)	(7,593)

The reduction in the pension obligations reflects the transition of a number of senior managers from the defined-benefit scheme to the defined contribution scheme and a consequent reduction in obligations/liabilities.

The amounts recognised in the consolidated income statements in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Included in payroll costs
Service cost	1,303	1,722	1,812

Included in finance expense
Interest on pension scheme liabilities	1,803	1,682	1,460
Expected return on plan assets	(2,059)	(1,697)	(1,260)

Net finance expense	(256)	(15)	200

Net periodic pension cost	1,047	1,707	2,012

Analysis of amounts included in the Statements of Recognised Income and Expense (“SORIE”);

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
	€000	€000	€000
Actual return less expected return on pension scheme assets	(6,602)	748	3,531
Experience gains on scheme liabilities	1,633	1,586	62
Changes in assumptions underlying the present value of scheme liabilities	10,109	(62)	(934)

Actuarial gains recognised in the SORIE	5,140	2,272	2,659
Related deferred tax asset/(liability)	(643)	(284)	(332)

Net actuarial gains recognised in the SORIE	4,497	1,988	2,327

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2008	2007	2006
	€000	€000	€000
Projected benefit obligation at beginning of year	35,596	33,367	29,213
Service cost	1,303	1,722	1,812
Interest cost	1,803	1,682	1,460
Plan participants’ contributions	456	642	681
Actuarial (gain)	(10,519)	(1,783)	978
Benefits paid	(427)	(294)	(672)
Foreign exchange rate changes	(1,223)	260	(105)

Projected benefit obligation at end of year funded	26,989	35,596	33,367

Changes in fair values of the plans’ assets are as follows:

	At March 31,
	2008	2007	2006
	€000	€000	€000
Fair value of plan assets at beginning of year	28,616	24,690	18,585
Expected return on plan assets	2,059	1,697	—
Actual gains and losses on plan assets	(5,581)	575	4,867
Employer contribution	867	1,133	1,305
Plan participants’ contributions	456	642	681
Benefits paid	(427)	(294)	(672)
Foreign exchange rate changes	(1,021)	173	(76)

Fair value of plan assets at end of year	24,969	28,616	24,690

The fair value of the plans’ assets at March 31 of each year is analysed as follows:

	At March 31,
	2008	2007	2006
	€000	€000	€000
Equities	18,399	22,949	20,147
Bonds	3,554	3,173	2,469
Property	1,134	1,150	1,012
Other assets	1,882	1,344	1,062

Total fair value of plan assets	24,969	28,616	24,690

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 7.28% (2007: 6.95%) for the Irish scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.25% (2007: 7.25%); Bonds 4.25% (2007: 3.76%); Property 6.75% (2007: 6.25%); and Cash 4.0% (2007: 2.5%). The expected long-term rate of return on assets of 7.91% (2007: 7.38%) for the UK scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.5% (2007: 7.75%); Corporate and Overseas Bonds 6.60% (2007:5.35%); and Other 5.0% (2007: 4.75%).

Since there are no suitable euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	March 31,
	2008	2007	2006	2005
	€000	€000	€000	€000
Difference between expected and actual return on assets	(6,602)	748	3,531	932
Expressed as a percentage of scheme assets	26%	3%	14%	5%

Experience gains/(losses) on scheme liabilities	1,633	1,586	62	(257)
Expressed as a percentage of scheme liabilities	6%	4%	—	(1)%

Total actuarial gains/(losses)	5,140	2,272	2,659	(5,409)
Expressed as a percentage of scheme liabilities	19%	6%	8%	(18)%

In accordance with the transitional provision in IAS 19, the disclosures in the above table are determined prospectively from the 2005 reporting period.

We expect to contribute approximately €0.6 million to our defined-benefit plans in 2009.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €1.0 million in 2008 (2007: €0.7 million).

22	Earnings per share

Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2008 and March 31, 2007 has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share, which takes account solely of the potential future exercise of share options granted under the Company’s share option schemes, is based on the weighted average number of shares in issue of 1,524,935,266 (2007: 1,557,502,826) including weighted average share options assumed to be converted of 12,923,650 (2007: 13,045,390).

	At March 31,
	2008	2007
	€ cent	€ cent
Reconciliation of adjusted EPS

Basic EPS	25.84	28.20
Adjusted by:
Release of income tax overprovision	—	(2.21)
Accelerated depreciation on property, plant and equipment	0.61	—
Loss on impairment of available-for-sale financial asset	6.06	—
Gain on disposal of property, plant and equipment	(0.70)	—

Adjusted basic EPS	31.81	25.99

Adjusted diluted EPS	31.54	25.77

Number of ordinary shares (in 000’s) used for EPS and adjusted EPS
Basic	1,512,012	1,544,457

Diluted(a)	1,524,935	1,557,503

(a)	Details of share options in issue have been described more fully in Note 15

23	Commitments and contingencies

Commitments

In January 2002, the Company entered into a contract with Boeing (the “2002 Boeing contract”) whereby the Company agreed to purchase 100 new Boeing 737-800 “next generation” aircraft, and received purchase rights to acquire a further 50 such aircraft. The 2002 Boeing contract was superseded by a contract entered into with Boeing in January 2003 (the “2003 Boeing contract”) whereby the Company agreed to purchase 125 new Boeing 737-800 “next generation” aircraft, thus adding “firm” orders for 22 aircraft to the existing “firm” orders (100 “firm” orders, plus three options exercised) under the 2002 Boeing contract. In addition, the Company acquired purchase rights over a further 78 aircraft, bringing the number of option aircraft to 125.

In February 2005, the Company entered into another contract with Boeing (the “2005 Boeing contract”) whereby the Company agreed to purchase 70 new Boeing 737-800 “next generation” aircraft and acquired additional purchase rights to acquire a further 70 such aircraft over a five-year period from 2006 to 2011. The aircraft to be delivered after January 1, 2005, arising from the 2002 and 2003 Boeing contracts, benefit from the discounts and concessions under the 2005 Boeing contract. In addition, the orders for the 89 “firm” aircraft still to be delivered at January 1, 2005 and the remaining additional purchase rights in respect of 123 aircraft granted under the 2002 and 2003 Boeing contracts are governed by the 2005 Boeing contract from January 2005.

In June 2006 the Company exercised 10 options under the 2005 contract whereby it will increase its firm aircraft deliveries by this amount during fiscal 2008 (3) and 2009 (7).

In August 2006 the Company exercised 32 options under the 2005 contract whereby it will increase its “firm” aircraft deliveries by this amount during fiscal 2009 (22) and 2010 (10).

In April 2007 the Company exercised 27 options under the 2005 contract whereby it will increase “firm” aircraft deliveries during fiscal 2010.

In June 2008, the Group exercised three options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft will be delivered in fiscal 2011.

The table below details the firm aircraft delivery schedule at March 31, 2008 and March 31, 2007 for the Company pursuant to the 2002 and 2005 Boeing contracts.

The 46 residual aircraft on hand at March 31, 2008 (163 aircraft; 128 owned and 35 leased) were delivered under previous contractual arrangements.

	Aircraft Delivered at March 31, 2008	Firm Aircraft Deliveries Fiscal 2009-2012	Total “Firm” Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2008-2012 at March 31, 2007
2002 Contract	100	3	103	50.885	23
2005 Contract	17	136	153	50.916	125

Total	117	139	256		148

The “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2005 Boeing contract will be increased by (a) an estimated U.S.$900,000 per aircraft for certain “buyer furnished” equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of six months prior to the delivery of such aircraft.

Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 “next generation” aircraft. These take the form of credit memoranda to the Company for the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments, in respect of the purchase of the aircraft under the various Boeing contracts.

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2008, the total potential commitment to acquire all 139 “firm” aircraft, not taking such increases and decreases into account, will be up to U.S.$7.0 billion. (At March 31, 2007 the potential commitment was U.S.$7.53 billion to acquire 148 “firm” aircraft).

Total future minimum payments due under operating leases

	At March 31,
	2008	2007
	€000	€000
Due within one year	78,210	75,322
Due between one and two years	78,210	75,322
Due between two and three years	74,176	75,322
Due between three and four years	47,530	69,320
Due between four and five years	34,907	44,277
Due after five years	22,243	44,471

Total	335,276	384,034

The above table sets out the committed future cost of leasing 35 (2007: 32) Boeing 737-800 “next generation” aircraft at March 31, 2008 and 2007, respectively.

Commitments resulting from the use of derivative financial instruments by the Company are described in Notes 5 and 11.

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Company. Should the Company be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Company’s results of operations or financial position.

The Company has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financing arrangements. Cash deposits have been set aside as collateral to mitigate the counterparty risk of fluctuations on long-term derivative and other financing arrangements (restricted cash) (see Note 9 for further details). Additional numerical information on these swaps and on other derivatives held by the Company is set out in Notes 5 and 11 of the financial statements.

In February 2004, the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in connection with its establishment of a low cost base at Brussels (Charleroi). Subsequently Ryanair was requested by the regional government to repay all deemed state aid, but in accordance with the Commission ruling Ryanair may deduct various costs incurred in establishing its base at Brussels (Charleroi) from this amount. Ryanair has advised the regional government that it believes no money is repayable as the cost of establishing the base exceeded the amount determined to be illegal state aid. Ryanair also appealed the decision of the European Commission to the European Court of First Instance, requesting that the Court annul the decision on the basis that Ryanair’s agreement at Brussels (Charleroi) was consistent with agreements at similar privately owned airports and therefore did not constitute illegal state aid. The Company has placed €4 million in an escrow account pending the outcome of this appeal. Ryanair’s appeal was heard by the European Court of First Instance in March 2008 and we are awaiting a decision in this case.

24	Note to cash flow statements

	At March 31,
	2008	2007	2006
	€000	€000	€000
Net funds at beginning of year	335,935	294,243	190,848

Increase/(decrease) in cash and cash equivalents in year	124,430	(92,585)	566,746
Movement in financial assets > 3 months	(186,500)	263,847	(200,480)
Movement in restricted cash	33,623	54,768	—
Net cash flow from (increase) in debt	(404,429)	(184,338)	(262,871)

Movement in net funds resulting from cash flows	(432,876)	41,692	103,395

Net funds at end of year	(96,941)	335,935	294,243

Analysed as:
Cash & restricted cash	2,169,554	2,198,001	1,971,971
Total borrowings	(2,266,495)	(1,862,066)	(1,677,728)

Net (debt)/funds	(96,941)	335,935	294,243

Net funds arise when cash and liquid resources exceed debt.

25	Post-balance sheet events

Pursuant to the share buy-back programme announced in February 2008, from April 1, 2008 to July 16, 2008, the Company has repurchased 11.9 million shares at a total cost of €33 million. This is equivalent to 0.8% of the issued share capital of the Company at June 30, 2008.

In May 2008 the Company entered into a sale agreement in relation to the forward sale of three Boeing 737-800 aircraft in the 2009 fiscal year and two Boeing 737-800 aircraft in the 2010 fiscal year.

In June 2008, the Company exercised three options under the 2005 contract with Boeing whereby it will increase its “firm” aircraft deliveries by this amount during the 2011 fiscal year.

In the first quarter of fiscal 2009, the Company recognised an impairment charge of €93.6 million on its shareholding in Aer Lingus, reflecting a further decline in the Aer Lingus share price from March 31, 2008 to June 30, 2008.

In July 2008, the Company acquired a further shareholding in Aer Lingus plc at a cost of €4.2 million, bringing Ryanair’s total holding in Aer Lingus to 29.8%.

26	Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings of Ryanair Holdings plc:

Name	Effective date of acquisition/incorporation	Registered Office	Nature of Business
Ryanair Limited	August 23, 1996	Corporate Headquarters	Airline operator
	(acquisition)	Dublin Airport
Co Dublin

Darley Investments Limited(a)	August 23, 1996	Corporate Headquarters	Investment holding
	(acquisition)	Dublin Airport	company
Co Dublin

Ryanair.com Limited(a)	August 23, 1996	Corporate Headquarters	International data
	(acquisition)	Dublin Airport	processing services
Co Dublin

(a)	These subsidiaries are wholly owned by Ryanair Limited, which is, in turn, wholly owned by Ryanair Holdings plc.

All of the above subsidiaries are 100% owned by Ryanair Holdings plc. The shares owned by Ryanair Holdings plc. comprise one class (ordinary shares) in respect of each subsidiary.

In accordance with the basis of consolidation policy, as described in Note 1 of these financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2008 and March 31, 2007.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) in the Company amounted to €3.7 million in the year (2007: €3.4 million), the majority of which comprises short-term employee benefits.

APPENDIX A

GLOSSARY

Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair’s scheduled passenger service.

Available Seat Miles (“ASMs”)	Represents the number of seats available for scheduled passengers multiplied by the number of miles those seats were flown.

Average Booked Passenger Fare	Represents the average fare paid by a scheduled fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization	Represents the average number of flight hours flown in scheduled service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost Per U.S. Gallon	Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling charges) after giving effect to fuel hedging arrangements.

Average Length of Passenger Haul	Represents the average number of miles traveled by a scheduled fare-paying passenger.

Ancillary Revenue per Booked Passenger	Represents the average revenue earned per booked passenger flown from ancillary services.

Average Yield per ASM	Represents the average scheduled flown passenger fare revenue for each available seat mile (ASM).

Average Yield per RPM	Represents the average scheduled passenger fare revenue for each revenue passenger mile (RPM), or each mile a scheduled revenue passenger is flown.

Baggage Commissions	Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked Passenger Load Factor	Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even Load Factor	Represents the number of RPMs at which scheduled passenger revenues would have been equal to operating expenses (excluding non-charter ancillary costs) divided by ASMs (based on Average Yield per RPM). For the purposes of this calculation, the number of RPMs at which scheduled passenger revenues would have been equal to operating expenses (excluding non-charter ancillary costs) is calculated by dividing operating expenses (excluding non-charter ancillary costs) by Average Yield per RPM.

Cost Per ASM (“CASM”)	Represents operating expenses (excluding non-charter ancillary costs) divided by ASMs.

Net Margin	Represents profit after taxation as a percentage of total revenues.

Number of Airports Served	Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Number of Owned Aircraft Operated	Represents the number of aircraft owned and operated at the end of the period.

Operating Margin	Represents operating profit as a percentage of total revenues.

Part 145	The European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency.

Revenue Passenger Miles (“RPMs”)	Represents the number of miles flown by booked fare-paying passengers.

Revenue Passengers Booked	Represents the number of scheduled fare-paying passengers booked.

Sectors Flown	Represents the number of scheduled passenger flight sectors flown.

A-1