Form 20-F
period 2009-03-31
RYANAIR HOLDINGS PLC
filed 2009-07-29
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 29, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2009

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

1,473,356,159 Ordinary Shares

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “Euro,” “Euros” and “Euro cents” are to the Euro, the common currency of sixteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected IFRS financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as at March 31, 2009 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in Euro. Solely for the convenience of the reader, this report contains translations of certain Euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from Euro at a rate of €1.00=$1.3261, or $1.00=€0.7541, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2009. The Federal Reserve Rate for Euro on July 24, 2009 was €1.00=$1.4213 or $1.00=€0.7036. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel, the value of its equity stake in Aer Lingus Group plc (“Aer Lingus”), and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

THE COMPANY

Ryanair operates a low-fares, scheduled passenger airline serving short-haul, point-to-point routes in Europe and Morocco from its bases at Dublin, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen, Dusseldorf (Weeze), Bristol, Alicante, Belfast, Bournemouth, Birmingham, Kerry, Edinburgh, Reus, Alghero, Cagliari, Trapani, Bologna and Pescara airports, which together are referred to as “Ryanair’s bases of operations” or “Ryanair’s bases.” Ryanair plans to open a base at Porto in August 2009. Ryanair pioneered the low-fares operating model in Europe in the early 1990s. As of June 30, 2009, the Company offered over 1,200 scheduled short-haul flights per day serving 145 locations throughout Europe and Morocco, with an operating fleet of 196 aircraft flying approximately 845 routes. The Company also holds a 29.8% interest in Aer Lingus, which it has acquired through market purchases following Aer Lingus’ partial privatization in 2006. The European Commission has prevented Ryanair from acquiring a majority stake in Aer Lingus pursuant to a decision that the Company is in the process of appealing. For additional information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Aer Lingus Merger Decision.”

A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated, presented in accordance with IFRS. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18; and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2009(a)	2009	2008	2007	2006	2005
	(in thousands, except per-Ordinary Share data)
Total operating revenues	$3,901,340	€2,941,965	€2,713,822	€2,236,895	€1,692,530	€1,319,037
Total operating expenses	(3,778,502)	(2,849,334)	(2,176,742)	(1,765,150)	(1,317,484)	(978,299)

Operating income	122,838	92,631	537,080	471,745	375,046	340,738

Net interest (expense) income	(72,965)	(55,022)	(13,131)	(19,893)	(35,739)	(29,287)
Other non-operating (expense) income	(289,217)	(218,096)	(85,022)	(815)	(419)	(2,255)

Profit (loss) before taxation	(239,344)	(180,487)	438,927	451,037	338,888	309,196
Taxation	15,003	11,314	(48,219)	(15,437)	(32,176)	(29,153)
Profit (loss) after taxation	$(224,341)	€(169,173)	€390,708	€435,600	€306,712	€280,043

Ryanair Holdings basic earnings (loss) per Ordinary Share (U.S. cents)/(Euro cents)(b)	(15.17)	(11.44)	25.84	28.20	20.00	18.43
Ryanair Holdings diluted earnings (loss) per Ordinary Share (U.S. cents)/(Euro cents)(b)	(15.17)	(11.44)	25.62	27.97	19.87	18.33

Balance Sheet Data:

	As of March 31,
	2009(a)	2009	2008	2007	2006	2005
	(in thousands)
Cash and cash equivalents	$2,099,474	€1,583,194	€1,470,849	€1,346,419	€1,439,004	€872,258
Total assets	8,470,944	6,387,862	6,327,551	5,763,687	4,634,219	3,818,153
Long-term debt, including capital lease obligations	3,180,571	2,398,440	2,266,495	1,862,066	1,677,728	1,414,857
Shareholders’ equity	$3,215,873	€2,425,061	€2,502,194	€2,539,773	€1,991,985	€1,734,503
Issued share capital	$12,404	€9,354	€9,465	€9,822	€9,790	€9,675

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2009(a)	2009	2008	2007	2006	2005
	(in thousands)
Net cash inflow from operating activities	$547,857	€413,134	€703,901	€900,837	€610,570	€511,203
Net cash (outflow) from investing activities	(514,968)	(388,333)	(692,310)	(1,188,993)	(337,285)	(850,462)
Net cash inflow from financing activities	116,092	87,544	112,839	195,571	293,461	467,257
Increase (decrease) in cash and cash equivalents	$148,980	€112,345	€124,430	€(92,585)	€566,746	€127,998

(a)	Dollar amounts are translated from Euro solely for convenience at the Federal Reserve Rate on March 31, 2009, of €1.00=$1.3261 or $1.00=€0.7541.
(b)	All per-Ordinary Share amounts have been adjusted to reflect the 2-for-1 split of Ordinary Shares (and ADRs) that occurred on February 26, 2007. For additional information, see “Item 10. Additional Information—Description of Capital Stock.”

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information concerning the exchange rate between: (i) the U.S. dollar and the Euro; (ii) the U.K. pound sterling and the Euro; and (iii) the U.K. pound sterling and the U.S. dollar. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of its consolidated financial statements included in Item 18. No representation is made that any of such currencies could have been, or could be, converted into any other of such currencies at such rates or at any other rate.

U.S. dollars per €1.00(a)

Year ended December 31,	End of Period	Average(b)	Low	High
2004	1.354	1.248	—	—
2005	1.184	1.239	—	—
2006	1.319	1.256	—	—
2007	1.458	1.371	—	—
2008	1.395	1.471	—	—

Month ended
January 31, 2009	—	—	1.283	1.396
February 28, 2009	—	—	1.256	1.306
March 31, 2009	—	—	1.254	1.364
April 30, 2009	—	—	1.293	1.348
May 31, 2009	—	—	1.326	1.412
June 30, 2009	—	—	1.378	1.429
Period ended July 24, 2009	—	—	1.385	1.427

U.K. pounds sterling per €1.00(c)

Year ended December 31,	End of Period	Average(b)	Low	High
2004	0.708	0.679	—	—
2005	0.689	0.682	—	—
2006	0.674	0.682	—	—
2007	0.735	0.685	—	—
2008	0.957	0.797	—	—

Month ended
January 31, 2009	—	—	0.887	0.960
February 28, 2009	—	—	0.872	0.903
March 31, 2009	—	—	0.889	0.939
April 30, 2009	—	—	0.881	0.918
May 31, 2009	—	—	0.867	0.898
June 30, 2009	—	—	0.844	0.879
Period ended July 24, 2009	—	—	0.854	0.866

U.K. pounds sterling per U.S.$1.00(d)

Year ended December 31,	End of Period	Average(b)	Low	High
2004	0.522	0.545	—	—
2005	0.581	0.551	—	—
2006	0.511	0.543	—	—
2007	0.504	0.500	—	—
2008	0.686	0.546	—	—

Month ended
January 31, 2009	—	—	0.657	0.730
February 28, 2009	—	—	0.669	0.703
March 31, 2009	—	—	0.679	0.726
April 30, 2009	—	—	0.666	0.695
May 31, 2009	—	—	0.619	0.672
June 30, 2009	—	—	0.603	0.624
Period ended July 24, 2009	—	—	0.604	0.624

(a)	Based on the Federal Reserve Rate for Euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg.
(d)	Based on the Federal Reserve Rate for U.K. pounds sterling.

As of July 24, 2009, the exchange rate between the U.S. dollar and the Euro was €1.00=$.4213, or $1.00=€0.7036; the exchange rate between the U.K. pound sterling and the Euro was U.K. £1.00=€1.1555, or €1.00=U.K. £0.8654; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00=$1.6432, or $1.00=U.K. £0.6086. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

Operating Data:

	Fiscal Year ended March 31,
	2009	2008	2007	2006
Average Yield per Revenue Passenger Mile (“RPM”) (€)	0.060	0.065	0.070	0.070
Average Yield per Available Seat Miles (“ASM”) (€)	0.050	0.054	0.059	0.058
Average Fuel Cost per U.S. Gallon (€)	2.351	1.674	1.826	1.479

Cost per ASM (CASM) (€)	0.058	0.051	0.054	0.052

Break-even Load Factor	98%	79%	77%	75%
Operating Margin	5%	20%	21%	22%

Total Break-even Load Factor(a)	79%	67%	66%	65%

Average Booked Passenger Fare (€)	40.02	43.70	44.10	41.23
Ancillary Revenue per Booked Passenger (€)	10.21	9.58	8.52	7.45

Other Data:

	Fiscal Year ended March 31,
	2009	2008	2007	2006
Revenue Passengers Booked	58,565,663	50,931,723	42,509,112	34,768,813

Revenue Passenger Miles	39,202,293,374	34,452,733,067	26,943,689,231	20,342,377,824
Available Seat Miles	47,102,503,388	41,342,195,458	32,043,022,051	24,282,100,345
Booked Passenger Load Factor	81%	82%	82%	83%
Average Length of Passenger Haul (miles)	654	662	621	585
Sectors Flown	380,915	330,598	272,889	227,316
Number of Airports Served at Period End	143	147	123	111
Average Daily Flight Hour Utilization (hours)	9.59	9.87	9.77	9.60
Employees at Period End	6,616	5,920	4,462	3,453
Employees per Aircraft at Period End	36	36	34	35
Booked Passengers per Employee at Period End	8,852	8,603	9,527	10,069

(a)	Total Break-even Load Factor is calculated on the basis of total costs and revenues, including the costs and revenues from all ancillary services.

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Additional Losses. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Fuel prices increased substantially in fiscal years 2008 and 2009, peaking at $147 per barrel of Brent crude oil in July 2008. These increases had a significant impact on Ryanair’s costs, and in turn, on its financial results—contributing to the net loss recorded in fiscal year 2009 (the first such loss since the Company’s public flotation), which reflected a 59% increase in fuel costs between fiscal year 2008 and fiscal year 2009, in addition to a €223.0 million write-down of the Company’s investment in Aer Lingus and accelerated depreciation of €51.7 million. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate supplies, including, without limitation, any such events resulting from prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. Ryanair has entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from April to December 2009 at prices equivalent to approximately $620 per metric ton. In addition, Ryanair has entered into forward jet fuel (jet kerosene) contracts covering approximately 60% of its estimated requirements for the period from January 2010 to March 2010 at prices equivalent to $610 per metric ton. The Company expects—depending on oil price movements over the coming months—to hedge a further portion of its fuel requirements for the fourth quarter of its 2010 fiscal year. Other than the foregoing, Ryanair has not entered into material agreements to seek to fix the price of any material quantity of fuel, and the Company is therefore exposed to risks arising from fluctuations in the price of fuel, especially in light of the recent volatility. Any new increase in fuel costs could have a material adverse effect on the Company’s financial condition and results of operations. See “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs” below.

No assurances whatsoever can be given about trends in fuel prices, and average fuel prices for the 2010 fiscal year or for future years may be significantly higher than current prices. Management estimates that every $1.00 movement in the price of a metric ton of jet fuel will impact Ryanair’s net income by approximately €0.18 million, taking into account Ryanair’s hedging program for the 2010 fiscal year. There can be no assurance, however, in this regard, and the impact of fuel prices on Ryanair’s operating results may be more pronounced. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from further increases in the price of fuel, that Ryanair will not incur losses due to high fuel prices alone or in combination with other factors, or that fuel prices will ever decline from their current levels. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging.” Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as the Company’s significant expansion plans, which will tend to have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is limited. Moreover, the anticipated expansion of Ryanair’s fleet will result in an increase, in absolute terms, in Ryanair’s aggregate fuel costs.

Based upon Ryanair’s fuel consumption for the 2009 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €1.1 million in the Company’s annual fuel costs. Ryanair’s fuel costs in the 2009 fiscal year, after giving effect to the Company’s fuel hedging activities, increased by 59% over the comparable period ended March 31, 2008, to €1,257.1 million, primarily due to the significant increase in the cost of jet fuel and an increase in the number of sectors flown as a result of the expansion of Ryanair’s fleet and route network, offset in part by the positive impact on fuel costs of the strengthening of the Euro against the U.S. dollar. Ryanair estimates that its fuel costs would have been approximately €1,154.5 million in the 2009 fiscal year, as compared to €915.8 million in the 2008 fiscal year, had Ryanair not had any fuel hedging arrangements in place in either fiscal year. Fuel costs were a significant component in the significant increase in Ryanair’s cost base during fiscal year 2009, as its Cost per Available Seat Mile (“CASM”) increased from 0.051 Euro cents to 0.058 Euro cents, and its Break-Even Load Factor increased from 79% to 98%.

Ryanair Has Decided to Freeze its Development in the U.K. Market and Curtail Certain U.K. Operations. Ryanair informed its U.K.-based pilots on June 16, 2009 that it had completed a review of its U.K. growth plans. The review was prompted by the recessionary environment in the U.K. and the impact it had on Ryanair’s business, coupled with the negative impact of the U.K.’s £10 Air Passenger Duty (“APD”), described in more detail below. As a secondary issue, Ryanair also noted that the campaign conducted by the British Airline Pilots Association (“BALPA”) for union recognition had made Ryanair’s position in the U.K. more uncertain. See “—Risks Related to the Airline Industry—The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions; A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations” below.

As a result of the review, Ryanair announced its decision to temporarily freeze all growth at its existing U.K. bases from June 16, 2009 onwards. Ryanair plans to review the freeze of U.K. bases at the end of 2009; any changes in the announced policy will be dependent upon the recovery of the U.K. economy, the status of the U.K.’s APD tourist tax and any other relevant factors (such as airport growth incentives).

Furthermore, Ryanair announced on July 21, 2009 that, as a result of the U.K. government’s £10 APD tourist tax (as well as the planned increase in APD from £10 to £11 in November 2009) and the high costs of operating at its London (Stansted) base, it would implement a 40% reduction in capacity at such base between October 2009 and March 2010. In particular, the Company will reduce its London (Stansted)-based aircraft from the current 40 to 24 during the aforementioned period. This reduction in capacity will accompany a 30% reduction in the number of weekly Ryanair flights to and from the airport, and is expected to result in 2.5 million fewer passenger trips during the period.

The decision to freeze the Company’s development in the U.K. and reduce flights to and from London (Stansted) presents numerous risks. In the past, the Company’s growth has been largely dependent on flights to or from the U.K. Such flights represented 28.6% of total flights in the 2009 fiscal year. A weak U.K. economy, along with the Company’s decision to freeze its U.K. bases, and reduce its London (Stansted) flights, may affect the overall growth of the Company. In addition, the abovementioned measures affecting U.K.-based pilots may affect the Company’s labor relations. Such risks could lead to negative effects on the Company’s financial condition and/or results of operations.

The Company May Not Be Successful in Reducing Business Costs to Offset Reduced Fares. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. However, the Company currently faces an environment of weakening economic demand—prompting fare reductions—as well as high fuel costs. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Additional Losses” above.

Although the Company believes fare reductions are necessary in order to retain and grow its market share, every 1% movement in average fares tends to impact Ryanair’s net income by approximately €23.5 million (based on fiscal 2009 data). As a result, Ryanair is likely to be able to generate profits only if it is able to reduce fuel and other costs. The Company has limited control over its fuel costs and already has comparatively low operating costs. If the Company is unable to reduce its operating costs, operating profits could fall. The Company cannot offer any assurances regarding its future profitability.

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

In addition, reservations on Ryanair’s flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 (in which a car filled with explosives was driven into the Glasgow airport) and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect passenger traffic. In the 2009 fiscal year, flights into and out of London carried 18.8 million, or approximately 32%, of total passengers traveling on the Company’s network.

Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company’s profitability or financial condition should the public’s willingness to travel to and from those markets decline as a result. See also “Risks Related to the Airline Industry—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”

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

In February 2004, the European Commission found that a portion of the arrangements between Ryanair, the airport, and the region constituted illegal state aid, and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. In May 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance (“CFI”), requesting that the decision be annulled. The CFI heard Ryanair’s appeal in March 2008. In December 2008, the CFI annulled the European Commission’s decision and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. Additionally, the Walloon Region withdrew a separate action for €2.3 million against the Company.

On June 17, 2008, the European Commission launched a further investigation into Ryanair’s agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. The formal investigation is ongoing and is expected to last approximately 18 months. Ryanair is also facing legal challenges with respect to similar agreements with certain other airports.

Ryanair believes that the positive decision by the CFI in the Charleroi case will cause the Commission to rethink its policy in this area. However, adverse rulings in the Frankfurt (Hahn) or similar cases could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company. For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a number of new entrants, traditional airlines, and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair’s competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-U.S. Open Skies Agreement, which was signed in April 2007 and entered into effect in March 2008, allows U.S. carriers to offer services in the intra-EU market, which should eventually result in increased competition. See “Item 4. Information on the Company—Government Regulation—Liberalization of the EU Air Transportation Market.”

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. The number of new-entrant low-fares airlines and traditional carriers offering lower, more competitive fares in direct competition with Ryanair across its route network has increased significantly in recent years as a result of the liberalization of the

EU air transport market and greater public acceptance of the low-fares model. Increased price competition and the resulting lower fares, combined with continuing increases in the Company’s capacity in recent years (including an increase of approximately 15% during the 2009 fiscal year), have combined to put downward pressure on the Company’s yields. Ryanair’s Yield per Available Seat Mile (“YASM”) decreased by 7.8% in the 2008 fiscal year and an additional 7.6% in the 2009 fiscal year.

Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other conduct, price competition among airlines could reduce the level of fares or passenger traffic on the Company’s routes to the point where profitability may not be achievable.

In addition to traditional competition among airline companies and charter operators who have entered the low-fares market, the industry also faces some limited competition from ground transportation (including high-speed rail systems such as the “TGV” in France) and sea transportation alternatives, as businesses and recreational travelers seek more comfortable or convenient substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft and the Continued Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft.

Ryanair expects to have 232 aircraft in its fleet by March 31, 2010. With the Company’s current orders for aircraft it is obligated to buy (i.e., “firm” orders) under its contracts with The Boeing Company (“Boeing”), the Company expects to increase the size of its fleet to as many as 302 Boeing 737-800 “next generation” aircraft by March 2012 (assuming the exercise of 10 options, and that planned disposals of aircraft and returns of leased aircraft are completed on schedule). For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Ryanair plans to finance its purchases of firm-order aircraft through a combination of bank loans, operating and finance leases—including via sale-and-leaseback transactions—and cash flow generated from the Company’s operations. As in the past, Ryanair expects a majority of its financing to be supported by guarantees granted by the Export-Import Bank of the United States (“ExIm Bank”). Nonetheless, due to the significant general deterioration in the availability of bank credit facilities over the last year, no assurance can be given that sufficient financing will be available to Ryanair or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for new aircraft on reasonable terms could have a material adverse effect on its business, results of operations, and financial condition.

In addition, the financing of new and existing Boeing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair’s ability to draw down funds under its existing bank-loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to such bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has arranged financing for all 65 aircraft to be delivered in the period to October 2010 through ExIm Bank-supported finance and operating leases (though financing for 55 of such aircraft remains subject to the issuance of credit guarantees by ExIm Bank). The Company also has financing mandates in place covering the following 12 firm-order aircraft deliveries through operating leases. For additional details on Ryanair’s financings, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company’s Rapid Growth May Expose It to Risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” During the 2009 fiscal year, Ryanair announced 236 new routes originating from Belgium, France, Germany, Ireland, Italy, Spain, Sweden and the U.K. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, which are expected to increase Ryanair’s booked passenger volumes in the 2010 fiscal year to approximately 67 million passengers, an increase of approximately 14% over the 2009 fiscal year level of approximately 58.6 million passengers, although no assurance can be given that this target will in fact be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected.

The expansion of Ryanair’s fleet and operations, in addition to other factors, may also strain existing management resources and related operational, financial, management information, and information technology systems, including Ryanair’s Internet-based reservation system, to the point that they may no longer be adequate to support Ryanair’s operations. This would require Ryanair to make significant additional expenditures. Expansion will generally require additional skilled personnel, equipment facilities, and systems. An inability to hire skilled personnel or to secure the required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair’s ability to achieve growth plans and sustain or increase its profitability.

Ryanair’s New Routes and Expanded Operations may have an Adverse Financial Impact on its Results. Currently, a substantial number of carriers operate routes that compete with Ryanair’s, and the Company expects to face further intense competition. See “Item 4. Information on the Company—Industry Overview—European Market.”

When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. See “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair expects to have other substantial cash needs as it expands, including as regards the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800s. There can be no assurance that the Company will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See “—The Company Will incur Significant Costs Acquiring New Aircraft and the Continued Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms.”

Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair’s bases currently have no slot allocations, traffic at a minority of the airports Ryanair serves, including its primary bases, is currently regulated through slot allocations. Applicable EU regulations appear to prohibit the buying or selling of slots for cash, although media reports indicate that the buying and selling of slots may be happening at certain airports in Europe. Regardless of any such sales, there can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot bases, or the other non-slot airports Ryanair serves, will continue to operate without slot allocations in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to, or increase service at, such airports.

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s low-fares strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example, in March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately

100%. This increase in charges had a negative impact on yields and passenger volumes. In addition, in September 2006, the Dublin Airport Authority (“DAA”) announced that it was planning to build a new terminal (Terminal 2) at Dublin Airport at a cost of approximately €800 million. Subsequently, the projected cost of the new terminal has risen to in excess of €1.0 billion. This capital expenditure will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level, leading to increased fares and an adverse impact on yields and passenger volumes at Dublin Airport. Ryanair has responded by moving to reduce capacity in both summer and winter periods. The increase in charges, in combination with the introduction of the €10 Air Travel Tax described below, could lead to substantially reduced passenger volumes and a significant decline in yields on flights to and from Dublin Airport. See “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports.”

The Company’s Acquisition of 29.8% of Aer Lingus and Subsequent Failure to Conclude a Complete Acquisition of Aer Lingus Could Expose the Company to Risk. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009, and currently expects the CFI to announce its decision approximately nine months thereafter.

The EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake.” In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI and the CFI may overturn the decision. This case was heard in July 2009 and a decision is expected to be issued approximately nine months thereafter. In addition to the risk that the CFI may overturn the decision, the EU legislation may change in the future so as to require such a forced disposition. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

During the 2008 fiscal year, Ryanair recognized an impairment charge in the income statement of €91.6 million on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price from the dates of purchase to March 31, 2008. During the 2009 fiscal year, the Company recognized a further impairment charge of €222.5 million.

During the three-month period ended June 30, 2009, the Company has recognized a further impairment charge in the income statement of €13.5 million on its Aer Lingus shareholding, reflecting the decline in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009.

Generally deteriorating conditions in the airline industry affect the Company not only directly, but also indirectly, because the value of its stake in Aer Lingus fluctuates with the share price. However, as the value of the Company’s stake in Aer Lingus has already been written down to just €79.7 million, the potential for future write-downs of that asset is currently limited to that amount.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. Ryanair also advised the market that it would not proceed to seek EU approval for the new bid unless the shareholders agreed to sell their stakes in Aer Lingus to Ryanair. However, the Company was unable to secure the shareholders’ support and, accordingly, on January 28, 2009, it withdrew its new offer for Aer Lingus.

Labor Relations Could Expose the Company to Risk. In the past, a variety of factors, including, but not limited to, the Company’s historical profitability, have made it difficult for Ryanair to avoid increases to its base salary levels and employee productivity payments. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements may not be subject to change or modification at any time. However, given the deterioration in the economic prospects of the Company, the Company has negotiated with all employee groups and has secured a pay freeze for fiscal years 2009 and 2010. In addition, the Company will eliminate any positions which may be identified as redundant. These steps may lead to deteriorations in labor relations in the Company and could impact the Company’s business or results of operations.

The Company completed the retirement of its former fleet of Boeing 737-200A aircraft in December 2005 and replaced them with Boeing 737-800 aircraft. As a result of the retirement of the Boeing 737-200A aircraft, Ryanair required its pilots who lacked the necessary training to undergo a conversion training process to enable them to fly the new Boeing 737-800 aircraft. Starting in the fall of 2004, Ryanair made a number of written offers to its Dublin-based pilots to enable them to participate in a re-training process in order to obtain the correct type-rating for flying the Boeing 737-800 aircraft. All of these pilots have now been trained on the Boeing 737-800 aircraft, either by paying in advance the €15,000 cost of the conversion training, or by executing a five-year bond, under which the training is provided free of charge unless the pilots do not maintain their employment with Ryanair for a period of at least five years, in which case they are obligated to reimburse Ryanair for the training costs. In the Irish High Court, 64 pilots initiated proceedings claiming that the terms of such bond infringed their freedom of association rights and their right to allow trade unions to negotiate on their behalf. Only 11 of such pilots remain in the Company’s employment and still have claims. These proceedings were not progressed by these employees during the 2009 fiscal year.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots, regarding pay, work practices, and conditions of employment, through “Employee Representation Committees,” internally elected collective bargaining units that may conduct negotiations. Ryanair considers its relationships with its employees to be good, although in 1998 the Company did experience work stoppages by a small group of Dublin baggage handlers. In addition, in the U.K., the BALPA unsuccessfully sought to represent Ryanair’s U.K.-based pilots in their negotiations with the Company in 2001. On June 19, 2009, BALPA made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA now has the option of applying to the U.K.’s Central Arbitration Committee (“CAC”) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC. If BALPA were successful in such a ballot initiative, this would allow it to represent the U.K. pilots at some or all U.K. bases in negotiations over salaries and working conditions. For additional details, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.” See, also, “—Ryanair Has Decided to Freeze its Development in the U.K. Market and Curtail Certain U.K. Operations” above.

Limitations on Ryanair’s flexibility in dealing with its employees or the altering of the public’s perception of Ryanair generally could have a material adverse effect on the Company’s business, operating results, and financial condition.

The Company is Dependent on External Service Providers. Ryanair currently assigns its heavy airframe maintenance overhauls, engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency (“Part 145”). The Company also assigns its passenger and aircraft handling and ground handling services at airports other than Dublin and certain airports in Spain to established external service providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations—Airport Handling Services.”

The termination or expiration of any of Ryanair’s service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company’s results of operations. Ryanair will need to enter into airport service agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates. In addition, although Ryanair seeks to monitor the performance of external parties that provide passenger and aircraft handling services, the efficiency, timeliness, and quality of contract performance by external providers are largely beyond Ryanair’s direct control. Ryanair expects to be dependent on such outsourcing arrangements for the foreseeable future.

The Company is Dependent on Key Personnel. The Company’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Chief Executive Officer, and key financial, commercial, operating and maintenance personnel. Mr. O’Leary’s current contract may be terminated by either party upon 12 months’ notice. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management—Employment Agreements.” The Company’s success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively, both independently and as a group. Although the Company’s employment agreements with

Mr. O’Leary and some of its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon the Company’s business, operating results, and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities. Approximately 99% of Ryanair’s flight reservations are made through its website. Although the Company has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at a single center, in order to make reservations.

A back-up booking engine is available to Ryanair to support its existing platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems, which, in turn, could have a material adverse affect on the Company’s operating results or financial condition.

In addition, in March 2006, Ryanair also commenced its Internet check-in service for passengers traveling without bags. Internet check-in is part of a package of measures intended to improve service by reducing airfares as well as reducing check-in and boarding gate lines. See “Item 4. Information on the Company—Reservations/Ryanair.com.” The Company has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement efforts. Moreover, the Company has announced that, with effect from October 1, 2009, all passengers, including those traveling with bags and non-EU nationals, will be required to use Internet check-in. The anticipated result of this requirement is that Ryanair will reduce airport and handling costs, as a result of the need to have fewer check-in staff and rented check-in desks. There can be no assurance, however, that this process will be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect the Company’s results of operations and financial condition.

Risks Related to the Airline Industry

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions; A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as high unemployment rates, constrained credit markets and increased business operating costs lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, including the current recession, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. Demand for European air travel weakened during the latter half of 2008 and the first half of 2009, which Ryanair believes can be primarily attributed to the crisis experienced in the worldwide credit markets, high oil prices, and the global recession. A continued recessionary environment will likely negatively impact Ryanair’s operating results. It could also restrict the company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse impact on its financial results.

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (APD) of £10 per departing passenger and plans to increase it to £11 per passenger in November 2009. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007. The increase in this tax is thought to have had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights. On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers. Both the Belgian and Greek governments planned to introduce similar taxes; however, they have now cancelled plans to introduce these taxes. The Dutch government withdrew its travel tax with effect from July 1, 2009. The introduction of government taxes on travel, Ryanair believes, has a negative impact on passenger volumes, particularly during a period of decreased economic activity, such as the current global recession, when passengers’ disposable income is reduced. The introduction of further government taxes on travel across Europe could have a material negative impact on Ryanair’s results of operations as a result of price-sensitive passengers being less likely to travel.

Any Significant Outbreak of any Airborne Disease, Including Swine Flu or Foot-and-Mouth Disease, Could Significantly Damage Ryanair’s Business. Worldwide, there has been substantial publicity in recent months regarding the A (H1N1) influenza virus—also known as “swine flu”—which emerged in North America in March 2009. The Company believes that this publicity may have a negative impact on demand for air travel in Europe. Past outbreaks of SARS, foot-and-mouth disease and avian flu have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if the swine flu pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse impact on the Company. A severe outbreak of swine flu, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease also may result in European or national authorities imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations.

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004). This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to be paid to passengers in the event of cancelled flights, except when the airline can prove that such a cancellation is caused by extraordinary circumstances, such as weather, air-traffic control delays, or safety issues. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight. As Ryanair’s average flight length is less than 1,500 km—the upper limit for short-haul flights—the amount payable is generally €250 per passenger per occurrence. Passengers subject to long delays (in excess of two hours for short-haul flights) are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodations if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. This legislation has had no material financial impact on the Company to date. However, there can be no assurance that the Company will not incur an increase in costs in the future due to the impact of this legislation, if Ryanair experiences an increase in cancelled flights, which could occur as a result of factors beyond its control.

EU Regulation of Emissions Trading Could Increase Costs. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme with effect from 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in 2012 have yet to be determined. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

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

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry. The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the United States. Although carriers such as Ryanair that operate primarily or exclusively in Europe were generally spared from such material adverse impacts on their businesses, the cost to all commercial airlines of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism has increased dramatically since the September 11 attacks. See “Item 4. Information on the Company—Insurance.” In addition, Ryanair’s insurers have indicated that the scope of the Company’s current “act of war”-related insurance may exclude certain types of catastrophic incidents, such as certain forms of biological, chemical or “dirty bomb” attacks. This could result in the Company’s seeking alternative coverage, including government insurance or self-insurance, which could lead to further increases in costs. Although Ryanair to date has passed on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so.

Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S. or in Europe, particularly in London or other markets that are significant to Ryanair, any significant military actions by the United States or EU nations (such as the current occupation of, and insurgency in, Iraq), or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair’s business, operating results, and financial condition. See also “—Risks Related to the Company—Further Terrorist Attacks in London and Other Destinations Could Have a Detrimental Effect on the Company.”

The Company Faces the Risk of Loss and Liability. Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence that are consistent with industry standards. Ryanair currently believes its insurance coverage is adequate (although not comprehensive). However, there can be no assurance that the amount of insurance coverage will not need to be increased, that insurance premiums will not increase significantly, or that Ryanair will not be forced to bear substantial losses from any accidents not covered by its insurance. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See “—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry” above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company’s results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could lead to the public perception that Ryanair’s aircraft were less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair’s business.

EU Regulation No. 2027/97, as amended by Regulation No. 889/2002, governs air carrier liability. See “Item 4. Information on the Company—Insurance” for details of this regulation. This regulation increased the potential liability exposure of air carriers such as Ryanair. Although Ryanair has extended its liability insurance to meet the requirements of the regulation, no assurance can be given that other laws, regulations, or policies will not be applied, modified or amended in a manner that has a material adverse effect on Ryanair’s business, operating results, and financial condition.

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for 43.8% of total operating expenses (excluding de-icing costs) in the 2009 fiscal year, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) has required a number of such procedures with regard to Boeing 737 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system, and limitations on certain operating procedures. Ryanair’s policy is to implement any such required procedures in accordance with FAA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company’s operating results or financial condition.

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

Currency Fluctuations Affect the Company’s Results. Although the Company is headquartered in Ireland, a significant portion of its operations is conducted in the U.K. Consequently, the Company has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance, and some maintenance obligations are denominated in U.S. dollars. The Company’s results of operations and financial condition can therefore be significantly affected by fluctuations in the respective values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly subject to direct exchange rate risks between the Euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and none of its revenues are denominated in U.S. dollars. Although the Company engages in foreign currency hedging transactions between the Euro and the U.S. dollar, between the Euro and the U.K. pound sterling, and between the U.K. pound sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See “Item 11. Quantitative and Qualitative Discussion About Market Risk.”

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. The board of directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company’s ability to operate by identifying those shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares.” The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals. As of June 30, 2009, EU nationals owned at least 53.4% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

The Company’s Results of Operations May Fluctuate Significantly. The Company’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. See “Item 5. Operating and Financial Review and Prospects—Quarterly Fluctuations.” Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions, the seasonal nature of air travel, as well as trends in airlines’ costs, especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

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

Ryanair Holdings Does Not Intend to Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares and does not anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Item 4.	Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates a low-fares, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, and Morocco. Incorporated in 1984, Ryanair Limited began to introduce a low-fares operating model under a new management team in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” At June 30, 2009, with its operating fleet of 196 Boeing 737-800 “next generation” aircraft, Ryanair Limited offered more than 1,200 scheduled short-haul flights per day serving 145 locations throughout Europe and Morocco. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a loss on ordinary activities after taxation of €169.2 million in the 2009 fiscal year, as compared with a profit on ordinary activities after taxation of €390.7 million in the 2008 fiscal year. The loss, which was recorded notwithstanding an 8.4% increase in total operating revenues to €2,942.0 million from €2,713.8 million in the prior year, was primarily attributable to (i) a 58.9% increase in fuel and oil costs from €791.3 million to €1,257.1 million, (ii) an impairment charge of €222.5 million on the available-for-sale investment in Aer Lingus, reflecting a significant decline in the Aer Lingus share price from March 31, 2008 to March 31, 2009 and (iii) accelerated depreciation of €51.6 million arising from an agreement to dispose of aircraft in the fiscal years ended March 31, 2009 and 2010. The increase in revenues reflected an increase of 5.7% in scheduled revenues and an increase of 22.5% in ancillary revenues. Ryanair generated an average booked passenger load factor of approximately 81% and average scheduled passenger revenue of €0.075 per ASM in the 2009 fiscal year. The Company has focused on maintaining low operating costs (€0.059 per ASM in the 2009 fiscal year).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect”—Ryanair’s history of stimulating significant annual passenger traffic growth on the new routes on which it has commenced service since 1991. On the basis of the “U.K. Airports Annual Statement of Movements, Passengers and Cargo” published by the U.K. Civil Aviation Authority and statistics released by the International Civil Aviation Organization (the “ICAO”), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 4.3 million passengers in the 2008 calendar year. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each such route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair Limited, Corporate Head Office, Dublin Airport, County Dublin, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Howard Millar, Chief Financial Officer (same address as above). The telephone number is +353-1-812-1212 and the facsimile number is +353-1-812-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

STRATEGY

Ryanair’s objective is to firmly establish itself as Europe’s leading scheduled passenger airline, through continued improvements and expanded offerings of its low-fares service. In the highly challenging current operating environment, Ryanair seeks to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair’s long-term strategy are:

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

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to reports by the Association of European Airlines (“AEA”) and the airlines’ own published statistics, Ryanair has achieved better punctuality, fewer lost bags, and fewer cancellations than all of the rest of its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by primarily operating from un-congested airports. Ryanair conducts a daily conference call with Ryanair and airport personnel at each of its base airports, during which the reasons for each flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Customer satisfaction is measured by regular online, mystery-passenger and employee surveys.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the 2009 fiscal year, Ryanair flew an average route length of 409 miles and average flight duration of approximately 1.55 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays, more competitive airport access, and lower handling costs. Ryanair’s “on time” performance record (arrivals within 15 minutes of schedule) for the 2009 fiscal year was 88%. According to comparative data from Aer Lingus, easyJet, and the AEA, Ryanair’s “on time” performance record exceeded that of its principal competitors, including: Aer Lingus (approximately 73%); Air France (approximately 84%); British Airways (approximately 78%); easyJet (approximately 71%); Lufthansa (approximately 84%); and Alitalia (approximately 76%). (Data for Alitalia excludes the period from November 2008 to January 12, 2009, as data for this period was not published.) Faster turnaround times are a key element in Ryanair’s efforts to maximize aircraft utilization. Ryanair’s average scheduled turnaround time for the 2009 fiscal year was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair’s primary strategy for controlling aircraft acquisition costs is to narrow its fleet of aircraft to a single type. Ryanair currently operates only “next generation” Boeing 737-800s. Ryanair’s continuous acquisition of new Boeing 737-800s has already and will continue to significantly increase the size of its fleet and thus significantly increase its aircraft equipment and related costs (on an aggregate basis). However, the purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of its Boeing contracts are very favorable to Ryanair. See “—Aircraft” below for additional information on Ryanair’s fleet.

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

Customer Service Costs. Ryanair has entered into agreements on competitive terms with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions and third-party reservation systems costs. Ryanair generates virtually all of its scheduled passenger revenues through direct sales via its website.

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

Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system, which it operates under a hosting agreement with Navitaire that will terminate in 2013. As part of the implementation of the new reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. Since the launch of the Internet reservation system, Ryanair has heavily promoted its website through newspaper, radio and television advertising. As a result, Internet bookings grew rapidly, and have accounted for approximately 99% of all reservations over the past several years. On February 22, 2008, Ryanair upgraded the reservation system to a more scalable version, which offers more flexibility for future system enhancements and to accommodate the planned growth of Ryanair.

In addition, in March 2006, Ryanair introduced its Internet check-in service and has since introduced kiosk-based check-in systems at its main base at London (Stansted) and its bases in Belfast, Frankfurt (Hahn), in Germany, and Girona, in Spain. It currently plans to deploy similar kiosks, with credit card and payment facilities, to the majority of its bases over the next year. On March 10, 2009, the Company announced that with effect from October 1, 2009 it will move to 100% Internet-based check-in and that airport check-in facilities will no longer be available. The Company will replace these check-in desks with significantly fewer bag-drop desks. See “Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities.”

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single incident involving major injury to a passenger or a member of its flight crew in its 24-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of Part 145. Ryanair currently performs heavy airframe maintenance, but contracts with other parties who perform engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including British Airways and Aer Lingus. Ryanair assigns a Part 145 certified mechanic to oversee engine overhauls performed by other parties.

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

For the 2009 fiscal year, ancillary services accounted for 20.3% of Ryanair’s total operating revenues, as compared to 18.0% of such revenues in the 2008 fiscal year. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2009 Compared with Fiscal Year 2008—Ancillary Revenues” for additional information.

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

During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company thereafter increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009, and currently expects the CFI to announce its decision approximately nine months thereafter.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees who own 18% of Aer Lingus would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. However, as the Company was unable to secure the shareholders’ support (to sell their stakes in Aer Lingus to Ryanair), the Company decided on January 28, 2009, to withdraw its new offer for Aer Lingus.

See “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Aer Lingus Merger Decision.”

Responding to Current Challenges. In recent periods, and with increased effect in the 2008 and 2009 fiscal years, Ryanair’s low-cost, low-fares model has faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in the economies in which it operates. The Company has aimed to meet these challenges by: (i) selectively grounding aircraft, including 20 aircraft that the Company grounded over the 2008-2009 winter season; (ii) disposing of aircraft (increasing its disposals from six in the 2008 fiscal year to approximately 17 in the 2009 fiscal year); (iii) controlling labor and other costs, including through wage freezes, selective redundancies and the introduction of Internet check-in; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in doing these things or that doing so will allow the Company earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs.”

The Company has recently announced capacity reductions, primarily at Dublin Airport, the most expensive airport in terms of airport charges that Ryanair serves. As a result of this airport’s high charges, certain routes are not economically viable to operate during the winter when the Company typically experiences lower load factors and fares. In June 2009, Ryanair announced that it was reducing its fleet at Dublin Airport to 17 by summer 2009 and 16 by winter 2009 (down from 22 in summer 2008 and 20 in winter 2008) as a result of rising airport charges and the introduction of an Air Travel Tax of €10 on all passengers departing from Irish airports on routes longer than 300 kilometers. The Company has also recently announced that it plans to freeze all growth in the United Kingdom and to reduce capacity at its London (Stansted) base by 40% between October 2009 and March 2010. See “Risk Factors—Risks Related to the Company—Ryanair Has Decided to Freeze its Development in the U.K. Market and Curtail Certain U.K. Operations.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of June 30, 2009, the Company offered over 1,200 scheduled short-haul flights per day serving 145 locations throughout Europe and Morocco, and flying approximately 845 routes. The following table lists Ryanair’s top ten routes during the 2009 fiscal year by number of passengers, as well as the date service commenced on each such route. These routes in the aggregate accounted for 9.0% of the Company’s scheduled passenger volume in the 2009 fiscal year.

Route Served	Date service commenced
Between Dublin and London (Stansted)	Nov-88
Between Dublin and London (Gatwick)	Nov-94
Between London (Stansted) and Rome (Ciampino)	Apr-02
Between Dublin and Manchester	May-94
Between Milan (Bergamo) and Rome (Ciampino)	Mar-06
Between London (Stansted) and Milan (Bergamo)	Apr-02
Between Glasgow (Prestwick) and London (Stansted)	Oct-95
Between Dublin and Birmingham	Oct-93
Between Dublin and London (Luton)	Jan-86
Between Dublin and Cork	Nov-05

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

During the 2009 fiscal year, Ryanair announced 236 new routes originating from Belgium, France, Germany, Ireland, Italy, Spain, Sweden and the U.K. The Company has recently announced capacity reductions at Dublin and London (Stansted) airports and a freeze on its growth in the U.K. See “Risk Factors—Risks Related to the Company—Ryanair Has Decided to Freeze its Development in the U.K. Market and Curtail Certain U.K. Operations.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares and price guarantee. In doing so, Ryanair primarily advertises its services in national and regional newspapers, as well as through controversial and topical advertising, press conferences and publicity stunts. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents commissions for their services, as well as reimbursing them for the fees charged by reservation systems-providers. Following the introduction of its Internet-based reservations and ticketing service, which now allows passengers to make reservations and purchase tickets directly through the Company’s website, Ryanair’s reliance on travel agents has been eliminated. See “—Strategy—Taking Advantage of the Internet” above for additional information.

On February 22, 2008, Ryanair upgraded its reservation system in order to facilitate the continued expansion of the airline. The existing reservation system had been developed in the 1990s and was approaching its capacity in terms of the total number of passenger transactions processed each year. The upgraded system is much more scalable and will be able to cope with the planned growth of Ryanair. In addition, the new system will also give the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development.

Under the agreement with the system-provider, Navitaire, the system will serve as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair will pay transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire will also retain a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in and priority boarding service and it recently announced that it would move to 100% Internet check-in. These enhancements are focused on reducing waiting time at airports and speeding a passenger’s journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. Ryanair has also introduced a checked-bag fee and an airport check-in fee, which are payable on the Internet and are aimed at reducing the number of bags carried by passengers in order to further reduce ongoing handling costs. As a result of the introduction of the new system, Ryanair intends to continue to deliver further passenger service enhancements by introducing Internet-based facilities to enable passengers to manage their own bookings, including through the aforementioned transition to 100% Internet check-in.

AIRCRAFT

Aircraft

As of June 30, 2009, Ryanair’s operating fleet was composed of 196 Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 181 Boeing 737-800s at March 31, 2009. The Company expects to have an operating fleet comprising 232 Boeing 737-800s at March 31, 2010.

Between March 1999 and June 30, 2009, Ryanair took delivery of 222 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing (and disposed of 26 such aircraft). The new Boeing 737-800s share certain basic characteristics with Ryanair’s prior fleet of Boeing 737-200A aircraft, all of which were retired by December 2005. However, the new aircraft are larger (seating up to 189 passengers, as compared to 130 in the Boeing 737-200As), capable of longer flights without refueling, and incorporate more advanced aviation technology. The Boeing 737-800s also comply with Chapter 3 noise reduction requirements established by the ICAO, which took effect in the EU in 2002.

Ryanair entered into a series of agreements with Boeing for Boeing 737-800 “next generation” aircraft starting in 1998. As of January 2005, 89 firm-order aircraft remained to be delivered under those agreements, and the Company had options to purchase an additional 123 aircraft. On February 24, 2005, the Company announced that it had entered into a new agreement with Boeing for the purchase of a further 70 new Boeing 737-800s as well as purchase options for an additional 70 such aircraft.

Under the terms of the 2005 Boeing contract, while the basic price per aircraft that was applicable under the prior contracts continued to apply the firm-order aircraft that remained to be delivered and purchase options outstanding thereunder, these firm-order and option aircraft became subject to the commercial and other terms applicable to the firm-order aircraft under the 2005 Boeing contract, including benefiting from more favorable price concessions.

In addition, as part of the 2005 contract with Boeing, the Company ensured that “winglets,” or wing-tip extensions, manufactured by Aviation Partners Boeing (“APB”) would be incorporated into all aircraft to be delivered to the Company under its contracts with Boeing from January 2006 onwards. The cost of these winglets is included in the net price of each aircraft. APB agreed to supply the winglets at a discounted rate for all of the Boeing 737-800s delivered to Ryanair prior to January 2006. The cost of retrofitting all of these winglets was borne by Ryanair and the retrofitting was carried out during routine maintenance at the Company’s facility at Glasgow (Prestwick). The winglets are attached to the existing wings and improve the aerodynamics of the aircraft; as a result, the aircraft consume less fuel per flight-hour. The winglet modification program has proved effective, with better aircraft performance and a reduction of approximately 4% in each aircraft’s consumption of fuel per hour flown.

Beginning in June 2005, the Company exercised a number of purchase options to acquire new Boeing 737-800 aircraft. These exercised purchase options are detailed in the table below.

Date(s) Purchase Option Exercised	No. of Aircraft	Delivery Dates Agreed Upon
June 2005	5	Feb. 2007 to May 2007
October 2005	9	Sept. 2007 to Nov. 2007
June 2006	10	March 2008 to June 2009
August 2006	32	Sept. 2009 to June 2009
April 2007	27	Sept. 2009 to March 2010
June 2008, September 2008, October 2008 and January 2009	30	June 2010 to March 2011

As of June 30, 2009, Ryanair expects to take delivery of an additional 116 aircraft under its contracts with Boeing over the period to March 31, 2012. These deliveries will increase the size of Ryanair’s fleet to 292 by March 2012 (assuming that the planned disposal or return of 20 such aircraft is completed on schedule) or more should Ryanair choose to exercise any of the additional 10 options to purchase aircraft remaining under its existing purchase contracts with Boeing.

As of June 30, 2009, Ryanair had sold 25 Boeing 737-800 aircraft to third parties, as detailed in the table below. Depending on market conditions and various other considerations, Ryanair expects to either dispose of 20 further aircraft (in addition to those listed in the table below) or return such aircraft to the relevant lessor during the period through December 31, 2012. (The foregoing does not take into account an aircraft involved in a bird strike at Rome (Ciampino) airport in November 2008, which has been retained but not repaired and is thus listed as a disposal in the table on page 49, bringing the total number of past and future disposals and/or returns to 46.)

Sale Agreement Dated	Aircraft Model Year	No. of Aircraft	Delivered Aircraft	Disposal Periods
May 2007	1999	5	5	Sept. 2008 to Dec. 2008
July 2007	2000, 2001 and 2002	15	15	Mar. 2008 to Apr. 2009
May 2008	2002	5	5	Nov. 2008 to Apr. 2009

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Furthermore, following the strengthening of the Euro against the U.S. dollar over the last number of years, the absolute cost in Euro terms of aircraft has been substantially reduced.

Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next three years. Management also believes that the significant size of its orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries, and a standard configuration for all of the aircraft it purchased.

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-800s being the most recent. Management believes that spare parts and cockpit crews qualified to fly these aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft. Management believes that its strategy of having reduced its fleet to one aircraft type enables Ryanair to limit the costs associated with personnel training, the purchase and storage of spare parts, and maintenance. Furthermore this strategy affords Ryanair greater flexibility in the scheduling of crews and equipment. The Boeing 737-800s are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems.

At March 31, 2009, the average aircraft age of the Company’s Boeing 737-800 fleet was 2.77 years, and no aircraft was more than 8 years old.

Training and Regulatory Compliance

Ryanair currently owns and operates four Boeing 737-800 flight simulators for pilot training, the first of which was delivered in 2002. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). The second simulator was delivered in 2004, while the third and fourth simulators were delivered in the 2008 fiscal year. In September 2006, Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first two of these simulators were delivered in the 2009 fiscal year and are now fully operational. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2008 Compared with Fiscal Year 2007—Ancillary Revenues” for additional information.

As part of its non-flight scheduled and Internet-related services, Ryanair distributes accommodation services through its website and travel insurance through both its website and its telephone reservation offices. Ryanair also sells bus and rail tickets onboard its aircraft and through its website. Ryanair incentivizes ground service providers at all of the airports it serves to levy correct excess baggage charges for any baggage that exceeds Ryanair’s published baggage allowances and to collect these charges in accordance with Ryanair’s standard terms and conditions. The Company also charges customers a fixed handling fee for debit and credit card transactions. Excess baggage charges and debit and credit handling fees are recorded as components of non-flight scheduled revenue.

In addition, Ryanair has a contract with the Hertz Corporation (“Hertz”), pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system. Hertz pays a per passenger fee to Ryanair. For hotel services, Ryanair has a contract with Booking.com, pursuant to which Booking.com handles all aspects of such services and pays a fee to Ryanair. Ryanair also has contracts with other accommodation providers that enable it to offer camping, hostels, bed-and-breakfast accommodations and villas to its customers. Furthermore, in January 2008 Ryanair signed a contract with Costa Cruises pursuant to which the latter now handles all cruise bookings made via www.ryanair.com. Costa Cruises pays Ryanair a per-passenger fee.

Ryanair also sells gift vouchers on www.ryanair.com. Such gift vouchers are redeemable online.

Ryanair has agreements with MBNA and GE Capital Bank (“GE Capital”), both issuers of Visa credit cards. Pursuant to these agreements, the Company promotes Ryanair-branded credit cards issued by MBNA and GE Capital onboard its aircraft, on its Internet site, and via direct marketing at airports served by Ryanair in the U.K., Ireland, Poland and Sweden. The MBNA agreement relates to Irish residents only and the GE Capital agreement relates to U.K., Swedish and Polish residents only. Ryanair generates revenues from MBNA and GE Capital on the basis of the number of cards issued and the revenues generated through the use of the credit cards.

In April 2008, Ryanair entered into a contract with On Air, a provider of mobile voice and data solutions for aircraft, for the provision of an in-flight communications service that will allow Ryanair passengers to use mobile phone and electronic communication devices such as Blackberries while onboard Ryanair aircraft. Ryanair will pay a one-off fee for the equipment and bear the cost of its installation on Ryanair aircraft. Ryanair will receive commissions on mobile calls made and text messages and emails sent using the service, which will be billed to customers based on international roaming rates. This service is currently in trials on Dublin, Rome (Ciampino), Pisa and Milan (Bergamo)-based aircraft. Subject to the successful completion of these trials, the service is expected to be rolled out across the Ryanair fleet.

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel, and maintain its aircraft in accordance with European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of maintenance, training or quality control.

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

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight, daily, and transit checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), and Bremen facilities. Since December 2003, Ryanair has operated a two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it carries out A-checks and C-checks on the fleet of Boeing 737-800 aircraft. The facility performs two C-checks per week, enabling Ryanair to perform all of its current heavy maintenance requirements on its Boeing 737-800 fleet in-house. Ryanair opened a 12,000 square meter 5 bay hangar and stores facility at its London (Stansted) airport base in October 2008 to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates 2 flight simulator devices with space and provisions for 2 more, together with a cabin crew trainer and associated training rooms.

Maintenance and repair services that may become necessary while an aircraft is located at one of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by Ryanair’s approved engineers (or, in the case of Brussels (Charleroi), Stockholm (Skvasta), Rome (Ciampino), Frankfurt (Hahn), Milan (Bergamo), Marseille, Barcelona (Girona), Madrid, Alicante and Dusseldorf (Weeze), by local Part 145-approved companies).

Heavy Maintenance

As noted above, Ryanair currently has sufficient capacity to be able to carry out all of the routine maintenance work required on its Boeing 737-800 fleet itself. However, Ryanair occasionally contracts with outside maintenance providers for some heavy maintenance services that it cannot accommodate in its own facilities. In those circumstances Ryanair enters into short-term, ad hoc contracts with reputable Part 145-approved suppliers of heavy maintenance in the U.K. and Europe, such as ATC Lasham, for the carrying-out of the heavy maintenance overhauls currently required on its relatively new fleet.

Although Ryanair believes that it has sufficient capacity at its existing London (Stansted) and Glasgow (Prestwick) facilities to accommodate the additional maintenance requirements that it expects to arise beginning in winter 2010 due to the aging and expansion of its fleet, Ryanair is also negotiating with several European airports from which it operates to build a new hangar facility. Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services of Cardiff, Wales, a Part 145-approved contractor, pursuant to a 10-year agreement with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7 series engines fitted to the first 155 of Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or are scheduled to be delivered as well as any option aircraft delivered pursuant to the Company’s current contracts with Boeing over the period through December 2011. By contracting with experienced Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

Ryanair expects to be dependent on external service contractors, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facilities at Glasgow (Prestwick) and London (Stansted). See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

SAFETY RECORD

During its 24-year operating history, Ryanair has not had a single incident involving major injury to a passenger or a member of its flight crew. Ryanair manifests its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal confidential reporting system for safety issues. The Company’s board of directors also has an air safety committee to review and discuss air safety and related issues. Michael Horgan, a Company director, is the chairman of this committee and reports to the board of directors.

Ryanair’s flight training is oriented towards accident prevention and covers all aspects of flight operations. Ryanair maintains full control of the content and delivery of all of its flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved by the Irish Aviation Authority (the “IAA”), which regularly audits both operation control standards and flight crew training standards for compliance with EU legislation.

All of the Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and no vertical visibility).

Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the Safety Alert Initial Report reporting program or to use the confidential reporting system, which is available through Ryanair’s Flight Safety Offices. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error, or discrepancy in flight operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management’s awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards.

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

In November 2008, a Ryanair aircraft suffered a multiple bird strike during its final approach to Rome (Ciampino) airport. This incident caused substantial damage to the aircraft and both engines, which resulted in an insurance claim being filed in respect of this aircraft. The damage that it suffered was such that the aircraft was not repaired. It is scheduled as a “disposal” in the table on page 49, although Ryanair has retained ownership of it.

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Servisair plc provides Ryanair’s ticketing, passenger and aircraft handling, and ground handling services at many of these airports in Ireland and the U.K. (excluding London Stansted Airport where these services are provided primarily by Swissport Ltd.), while similar services in continental Europe are generally provided by the local airport authorities, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices, although some may have periodic increases linked to inflation. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of them may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

During 2009, Ryanair introduced kiosks for the issuance of boarding passes and the provision of other services. The Company has these kiosks in operation at London (Stansted), Frankfurt (Hahn), Belfast and Girona (Barcelona) and plans to eventually extend them to all of its main bases. These, together with the introduction of Internet check-in and the reduction in the number of bags carried by passengers, is expected to enable Ryanair to achieve reductions in airport handling costs.

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

The Irish Commission for Aviation Regulation (“CAR”) is currently responsible for regulating charges at Dublin Airport. In late September 2005, the CAR approved an increase in airport charges of more than 22% (effective January 1, 2006). On March 30, 2006, following an appeal by the DAA, charges at Dublin Airport were increased by an additional 3%. On September 5, 2006, the CAR announced the launch of a public consultation to review and obtain feedback on the levels of airport charges at Dublin Airport. In September 2007, the CAR announced its decision not to change the cap on airport charges but appeared to allow approximately €1.2 billion of additional planned capital expenditures (which includes approximately €800 million for the new terminal) to be counted towards the regulated asset base (which would enable the DAA to substantially increase charges from 2010 onwards). Ryanair challenged this decision in the Irish High Court but was unsuccessful. The High Court did, however, confirm that the CAR’s decision was a “determination” within the meaning of the Aviation Regulation Act 2001 and that Ryanair is therefore entitled to appeal this decision to an Independent Appeals Panel established by the Minister for Transport. In December 2008, the Appeals Panel issued its decision in which it criticized the CAR for its “passive approach” to regulating the DAA monopoly and found that the new terminal planned by the DAA (“Terminal 2”) was “considerably oversized” and that DAA should have to bear the full risk for that over-sizing. Despite the Panel’s findings, the CAR has refused to reduce airport charges. In June 2009, the CAR issued its draft decision on charges at Dublin Airport and, based on this draft decision, Ryanair anticipates that the cost per passenger for fiscal 2010 will likely increase by 13%. In June 2009, Ryanair announced that it was reducing its fleet at Dublin Airport to 17 by summer 2009 and 16 by winter 2009 (down from 22 in summer 2008 and 20 in winter 2008) as a result of rising airport charges and the introduction of an Air Travel Tax of €10 on all passengers departing from Irish airports on routes longer than 300 kilometers.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the U.K. Office of Fair Trading (“OFT”) and the U.K. Competition Commission (“Competition Commission”), calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, whose preliminary findings were released in April 2008. The Competition Commission found that the common ownership by BAA of the three main airports in London affects competition and that a “light touch” approach by the Civil Aviation Authority was adversely impacting competition. The Competition Commission has since ordered the break-up of BAA, a reorganization that will require the sale of both London (Gatwick) and London (Stansted) airports and either Glasgow or Edinburgh Airport in Scotland. In the meantime, however, costs at London (Stansted) remain high.

Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. Following the final decision of the U.K. Competition Commission forcing BAA to sell London (Stansted), it is highly unlikely that BAA’s planned £4 billion program will proceed, and Ryanair intends to work with the new owners to develop appropriate low-cost facilities.

Ryanair announced on July 21, 2009 that, as a result of the U.K. government’s APD tourist tax (discussed above) and the continuing high costs of operating at its London (Stansted) base, it would implement a 40% reduction in capacity at such base between October 2009 and March 2010. In particular, the Company will reduce its London (Stansted)-based aircraft from the current 40 to 24 during the aforementioned period. This reduction in capacity will accompany a 30% reduction in the number of weekly Ryanair flights to and from the airport, and is expected to result in 2.5 million fewer passenger trips during the period.

With respect to Ryanair’s bases in Ireland, the DAA has announced plans to build a second terminal (“Terminal 2”) at Dublin Airport. When this was first announced, the DAA estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €600 million. Subsequently, the projected cost of the new terminal has risen to in excess of €1.0 billion. Ryanair opposes expansion at what it believes to be an excessive cost. On August 29, 2007, the planning authority approved a planning application from the DAA for the building of Terminal 2, a second runway, and other facilities. The new construction is subject to a capacity restriction of 32 million passengers, and the runway is subject to limits in its hours of operation. The approval will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level. Ryanair sought a judicial review of the planning approval. However, this appeal was not successful. The doubling of airport charges, as a result of this development, could have an adverse impact on yields and passenger volumes at Dublin Airport, as the Company may be forced to reduce capacity to compensate for the increased charges. In June 2009, Ryanair announced that it was reducing its fleet at Dublin Airport from 17 down to just 16 as a result of rising airport charges and the introduction of an Air Travel Tax of €10 on all passengers departing from Irish airports on routes longer than 300 kilometers.

The introduction of the €10 tax has likely had a negative impact on passengers traveling to and from Ireland. The DAA has reported that passenger volumes fell by 5% in April and 15% in May, in each case compared against the prior-year numbers. Ryanair believes that this is partly reflective of the negative impact of the tax on Irish travel. Ryanair has called for the elimination of the tax to stimulate tourism during the recession. The Company has cited the example of the Dutch government, which withdrew its travel tax with effect from July 1, 2009. The Dutch travel tax had ranged from €11 for short-haul flights to €45 for long-haul flights and had resulted in a significant decline in passenger volumes at Schiphol Airport, Holland’s main airport, according to data published by the airport.

See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase.” See also “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings” for information regarding legal proceedings in which Ryanair’s economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel accounted for 43.8% and 36.1% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2009 and 2008, respectively (in each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for 0.8% and 0.7% of total fuel costs in the fiscal years ended March 31, 2009 and 2008, respectively). Jet fuel costs experienced substantial variance in the fiscal years ended March 31, 2009 and 2008. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar, which is near historical lows, rises against the Euro, Ryanair’s fuel costs, expressed in Euro, may increase even absent any increase in the U.S. dollar price of crude oil. Ryanair has also entered into foreign currency swaps to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. Ryanair has entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from April to December 2009 at prices equivalent to approximately $620 per metric ton. In addition, Ryanair has entered into forward jet fuel (jet kerosene) contracts covering approximately 60% of its estimated requirements for the period from January 2010 to March 2010 at prices equivalent to $610 per metric ton. See “Item 3. Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2009 Compared with Fiscal Year 2008—Fuel and Oil.”

The following table details Ryanair’s fuel consumption and costs for scheduled operations (i.e. it excludes costs related to de-icing) after giving effect to the Company’s fuel hedging activities for fiscal years ended March 31, 2009, 2008, and 2007. The excluded de-icing costs amounted to €9.7 million, €5.5 million, and €4.7 million, respectively, for the fiscal years ended March 31, 2009, 2008 and 2007. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company’s route network and number of sectors flown have increased.

	Fiscal Year ended March 31,
	2009	2008	2007
Scheduled fuel consumption (thousands of U.S. gallons)	530,523	469,546	377,185
Available seat miles (ASM) (thousands)	47,102,503	41,342,195	32,043,022
Scheduled fuel consumption (U.S. gallons) per ASM	0.011	0.011	0.012
Total scheduled fuel costs(a) (€ thousands)	1,247,346	785,822	688,663
Cost per U.S. gallon	€2.351	€1.674	€1.826
Total scheduled fuel costs as a percentage of total operating costs	43.8%	36.1%	39.0%

(a)	Omits de-icing costs.

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

During the 2006 fiscal year, Ryanair established Aviation Insurance (IOM), Limited (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL’s activities are currently limited to underwriting a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $14.25 million.

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

See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—The Company Faces the Risk of Loss and Liability” for information on the Company’s risks of loss and liability.

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	1,116	1,395	Leasehold	Corporate Headquarters
Phoenix House, Conyngham Road, Dublin	2,566	3,899	Freehold	Administration Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Sales Office and Operations Center
Dublin Airport (Hangar)	2,993	2,175	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal
Skvasta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	4,052	4,052	Leasehold	Aircraft Maintenance
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
Dublin Airport Business Park	955	749	Leasehold	Administration Offices
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Centre

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

TRADEMARKS

Ryanair’s logo and the slogans “Ryanair.com The Low Fares Website” and “Ryanair The Low Fares Airline” have been registered as Community Trade Marks (“CTMs”). A CTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should another party use an identical or confusingly similar trademark in relation to identical, or similar services.

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

Regulatory Authorities

As an Irish air carrier with routes to the U.K. and other EU countries, Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Department of Transport, the IAA, the European Commission, and the EASA. Management believes that the present regulatory environment in Ireland and the EU is characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training, and equipment by the national and EU regulatory authorities.

Commission for Aviation Regulation. The CAR is currently primarily responsible for deciding maximum airport charges only at Dublin Airport. See “—Airport Operations—Airport Charges” above.

The CAR also has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licenses under the provisions of EU Regulation 1008/2008 (formerly 2407/92). An operating license is an authorization permitting the holder to transport passengers, mail and/or cargo by air. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating license, Irish and EU regulations require that (i) the air carrier must be owned and continue to be owned directly or through majority ownership by EU member states and/or nationals of EU member states and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Risk Factors—Risks Related to Ownership of the Company’s Ordinary Stock—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

The CAR is also responsible for deciding whether a regulated airport should be coordinated or fully coordinated under Council Regulation (EEC) No. 95/93 (as amended by Regulation (EC) No. 793/2004) on slots and for authorizing ground handling operations under Council Directive 96/67/EC and its implementing legislation. In April 2005, the CAR announced that Dublin Airport would be fully slot-coordinated beginning in March 2006. Ryanair successfully challenged this decision in the Irish High Court, and the decision was overturned in July 2006. In February 2007, the CAR re-imposed full coordination at Dublin Airport. Ryanair again challenged this decision in the Irish High Court, but subsequently withdrew the challenge. See “—Slots” below for additional information regarding this litigation.

Ryanair’s current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the Irish Aviation Authority (the IAA), which reviews the department’s audits, including flight audits, training audits, document audits, and quality audits. Ryanair’s current Air Operator Certificate No 07/2009 was issued on April 28, 2009.

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

The IAA is also responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA’s regulatory authority include: air safety; aircraft certification; personnel licensing and training; maintenance, manufacture, repair, airworthiness, and operation of aircraft; implementation of EU legislation; aircraft noise; and ground services. Each of the Company’s aircraft has received an airworthiness certificate, issued by the IAA and the Company will be required to obtain certificates in respect of all additional aircraft that it adds to the fleet. These airworthiness certificates are issued for a period of 12 months, after which application for a further certificate must be made. The Company’s flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are subject to periodic inspections and tests by the IAA. The IAA has broad regulatory and enforcement powers, including the authority to require reports; inspect the books, records, premises, and aircraft of a carrier; and investigate and institute enforcement proceedings. Failure to comply with IAA regulations can result in revocation of operating certification.

In July 1999, the IAA awarded Ryanair an air operator’s certificate, which is subject to routine audit and review, in recognition of Ryanair’s satisfaction of the relevant EU requirements for the operation of commercial air transport (“EU OPS 1”). The requirements of EU OPS 1 have been incorporated into European law as prescribed in Regulation (EEC) 3922/91 and were applied in full on July 16, 2008. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 3 Revision 5, was approved by the IAA on April 1, 2009.

The Flight Operations Department is subject to ongoing review by the IAA, which reviews the department’s own audits, including flight audits, training audits, document audits and quality audits. These reviews are performed on an agreed audit schedule.

Department of Transport. The Department of Transport (“DOT”) is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport (e.g., noise levels, aviation security, etc.).

In June 2005, the Minister for Transport enacted legislation strengthening rights for air passengers following the enactment of EU legislation requiring compensation of airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004), which came into force on February 17, 2005. See “Item 3. Risk Factors—Risks Related to the Airline Industry—EU Regulation on Passenger Compensation Could Significantly Increase Related Costs.”

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

On September 6, 2005, the European Commission announced new guidelines on the financing of both airports and start-up aid to airlines by certain regional airports based on its finding in the Charleroi case, a decision that the CFI has since annulled. The guidelines only apply to publicly owned regional airports, and place restrictions on the incentives that these airports can offer airlines to deliver traffic. However, Ryanair believes that the CFI’s annulment of the Charleroi decision overturns these guidelines.

The European Council of Ministers has also passed draft legislation on airport charges, which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all European airports with over five million passengers per year. Management believes that this will likely increase the administrative burdens on smaller airports and may lead to higher airport charges. See “Item 7. Major Shareholders and Related-Party Transactions—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings.”

The European Council has also passed legislation calling for transparency in airline fares, which requires the inclusion of all taxes, fees, and charges in advertised prices. Ryanair currently includes this information in its advertised fares in all markets where it operates.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, six of the eight directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular; (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

Competition law in Ireland is primarily embodied in the Competition Act 2002. This Act is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition Authority) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector, but are subject to EU rules that override any contrary provisions of Irish competition law. Ryanair has been subject to an investigation by the Irish Competition Authority in relation to service between Dublin and Cork. The Company is still awaiting the outcome of this investigation.

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

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair’s engineering facilities at Dublin Airport, Glasgow (Prestwick) and London (Stansted). However, at all times Ryanair’s storage and handling of these substances complies with the relevant regulatory requirements. At Ryanair’s Glasgow (Prestwick) and London (Stansted) maintenance facilities, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. At all other facilities Ryanair adheres to all local and EU regulations.

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of only 2.77 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. See “—Aircraft” above for details on Ryanair’s fleet plan.

Ryanair has completed the process of installing winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4% and also reduce noise emissions.

Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair has reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft.

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

Emissions Trading. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in 2012 have yet to be determined. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions.

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

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports when setting airport charges and provides for an appeals procedure for airlines in the event they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure will be effective or that it will constrain those airports that are currently abusing their dominant position. This legislation may in fact lead to higher airport charges, depending on how its provisions are implemented and applied by EU member states and subsequently by the courts. The directive is to be transposed into national legislation throughout the EU by March 2011.

Slots

Currently, the majority of Ryanair’s bases of operations have no “slot” allocations; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, the airports in Edinburgh and Reus, which became Ryanair bases in September 2008 and November 2008, respectively, are regulated through slot allocations. EU law currently regulates the acquisition, transfer, and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system, allowing for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

There are no unresolved staff comments.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in Item 18. Those consolidated financial statements have been prepared in accordance with IFRS.

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

From 1997 through June 30, 2009, Ryanair launched service on more than 800 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen, Dusseldorf (Weeze), Bristol, Alicante, Belfast, Bournemouth, Birmingham, Kerry, Edinburgh, Reus, Alghero, Cagliari, Trapani, Bologna and Pescara airports as bases of operations. Ryanair plans to open a base at Porto in August 2009. Ryanair has increased the number of booked passengers from 4.9 million in the 1999 fiscal year to approximately 58.6 million in the 2009 fiscal year, had 196 Boeing 737-800 aircraft as of June 30, 2009, and now serves 145 airports while employing over 6,900 people.

Ryanair expects to have 232 aircraft in its operating fleet by March 31, 2010. During the period through March 2012, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of further planned retirements and lease terminations, are expected to increase the size of the Company’s fleet to 292 aircraft, with that number increasing should Ryanair choose to exercise any of the 10 options remaining under its current contracts with Boeing. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to 58.6 million passengers in the 2009 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased 13.8% from 34,452.7 million in the 2008 fiscal year to 39,202.3 million in the 2009 fiscal year due primarily to a 13.9% increase in scheduled available seat miles (“ASMs”) from 41,342.2 million in the 2008 fiscal year to 47,102.5 million in the 2009 fiscal year. Scheduled passenger revenues increased 5.3% from €2,225.7 million in the 2008 fiscal year to €2,343.9 million in the 2009 fiscal year. Average yield per RPM was €0.065 in the 2008 fiscal year and €0.060 in the 2009 fiscal year. The decrease in average yield per RPM in the 2009 fiscal year was principally attributable to an increase in seat capacity and increased competition without a corresponding increase in average yield per passenger—the amount of scheduled revenues per passenger booked.

The combination of expanding passenger volumes and capacity, high load factors and aggressive cost containment has enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs, particularly fuel costs. However, these negative factors have been reflected in significant increases in Ryanair’s total break-even load factor and costs per ASM, and contributed to Ryanair recording a loss after taxation of €169.2 million in fiscal year 2009 (This loss was also driven by a €223.0 million write-down of the Company’s investment in Aer Lingus and accelerated depreciation of €51.7 million, among other things). Ryanair’s total break-even load factor was 67% in the 2008 fiscal year and 79% in the 2009 fiscal year. Cost per ASM was €0.051 in the 2008 fiscal year and €0.058 in the 2009 fiscal year, reflecting a higher fuel cost per ASM of €0.027 in the 2009 fiscal year, as compared to €0.019 in the 2008 fiscal year, as well as a 13.9% increase in ASMs in the 2009 fiscal year and associated costs. Ryanair recorded operating profits of €537.1 million in the 2008 fiscal year and €92.6 million in the 2009 fiscal year, and profit after taxation from ordinary activities of €390.7 million in the 2008 fiscal year and a loss after taxation of €169.2 million in the 2009 fiscal year (after the abovementioned €223.0 million write-down of the Company’s investment in Aer Lingus and accelerated depreciation of €51.7 million). Ryanair recorded seat capacity growth of approximately 14% in the 2009 fiscal year, compared to approximately 21% in the 2008 fiscal year, and expects capacity to increase by approximately 15% in the 2010 fiscal year, reflecting the current timetable for the delivery of aircraft under the Company’s contracts with Boeing.

Investment in Aer Lingus

The Company owns 29.8% of Aer Lingus, which it acquired in fiscal years 2007, 2008 and 2009 at a total cost of €407.2 million. Following the approval of its shareholders, management proposed in the 2007 fiscal year to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds in June 2007. Ryanair’s management views the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believes that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa, Air France/KLM and BA. During the EU competition review, the Company made a commitment that if the acquisition was approved, Ryanair would eliminate Aer Lingus’ fuel surcharges and reduce its fares, which would have resulted in Aer Lingus passengers saving approximately €100 million per year. The Company was thus surprised and disappointed by the European Commission’s decision to block the merger. This decision was the first adverse decision taken in respect of any EU airline merger and the first-ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. Ryanair filed an appeal with the CFI, which was heard in July 2009, and currently expects the CFI to announce its decision approximately nine months thereafter.

In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI and the CFI may overturn the decision. This case was heard in July 2009 and judgment is expected to be issued approximately nine months thereafter. In addition to the risk that the CFI may overturn the decision, the relevant European law may change in the future so as to require such a forced disposition. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees who own 18% of Aer Lingus would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. As the Company was unable to secure the shareholders’ support, it decided on January 28, 2009 to withdraw its new offer for Aer Lingus.

On May 21, 2009, Ryanair proposed three resolutions to be put forward at the Aer Lingus annual general meeting held on June 5, 2009. The first resolution called for a reduction in the non-executive chairman’s fees from €200,000 to €35,000 per annum. The second resolution called for the non-executive directors’ fees to be reduced from €45,000 to €17,500 per person per annum (i.e. to rates consistent with those paid to the Aer Lingus chairman and board members during the fiscal year 2006). Aer Lingus allowed votes on these two proposed resolutions at the annual general meeting; however, both proposals were rejected by the shareholders. Ryanair’s third resolution, which sought to enable shareholders to approve in advance severance payments for executives that resign, was rejected by Aer Lingus and thus not voted upon by shareholders.

The balance sheet value of €93.2 million reflects the market value of the Company’s stake in Aer Lingus as at March 31, 2009, as compared to a value of €311.5 million as of March 31, 2008. In accordance with the Company’s accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise significant influence over Aer Lingus. During the 2008 fiscal year, Ryanair recognized an impairment charge of €91.6 million on its Aer Lingus shareholding reflecting the fall in Aer Lingus’ share price from the date of purchase to March 31, 2008. Ryanair recorded a further impairment of €222.5 million in the 2009 fiscal year reflecting a fall in the Aer Lingus share price from €2.00 at March 31, 2008 to €0.59 at March 31, 2009.

The Company’s determination that it does not have control, or even exercise a “significant influence,” over Aer Lingus has been based on the following factors:

(i)	Ryanair does not have any representation on the Aer Lingus board of directors; nor does it have a right to appoint a director.

(ii)	Ryanair does not participate in Aer Lingus policy-making decisions; nor does it have a right to participate in such policy-making decisions.

(iii)	There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies.

(iv)	Aer Lingus and its principal shareholders have openly opposed Ryanair’s investment or participation in the company.

(v)	On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007).

(vi)	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders.”

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, competition and the public’s perception regarding the safety of low-fares airlines; the value of its equity stake in Aer Lingus; changes in aircraft acquisition, leasing, and other operating costs; and the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. See “Item 3. Key Information—Risk Factors—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”

RECENT OPERATING RESULTS

For the quarter ended June 30, 2009 (the first quarter of the Company’s 2010 fiscal year), the Company recorded a significant increase in operating profit, from €7.8 million in the first quarter of the 2009 fiscal year to €154.7 million in the recently completed quarter. Total operating revenues remained almost flat, however, declining only slightly from €776.9 million in the first quarter of 2009 to €774.7 million in the first quarter of 2010. The increase in operating profit was therefore due to a 19.4% decrease in operating expenses. Operating expenses declined from €769.1 million in the first quarter of 2009 to €620.0 million in the first quarter of 2010, due primarily to a 42% decrease in fuel costs, offset by increases in other operating costs associated with a higher level of activity in line with the growth of the airline. The Company’s profit after taxation for the quarter ended June 30, 2009 was €123.0 million, as compared to a loss of €90.5 million for the corresponding period of the previous year. These results include a charge of €13.5 million in the first quarter of the 2010 fiscal year and a charge of €93.6 million in the first quarter of the 2009 fiscal year, in respect of an impairment of the Aer Lingus shareholding. Results for the first quarter of 2009 also include an accelerated depreciation charge of €17.9 million in respect of fiscal year 2009 and fiscal year 2010 aircraft disposals. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €2,500.1 million at June 30, 2009 as compared with €2,250.0 million at June 30, 2008.

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

Long-lived Assets

As of March 31, 2009, Ryanair had €3.6 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of market value, determined periodically, based on actual aircraft disposals during the year, agreements to sell further aircraft in future periods and current market valuations.

During the fiscal year ended March 31, 2009 accelerated depreciation of €51.6 million (as compared to €10.6 million in fiscal year 2008) arose in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year. In particular, this charge arose due to an adverse change in the exchange rate between the U.S. dollar and the Euro since the accounting periods in which the aircraft were purchased.

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

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2009	2008	2007
Total Revenues	100%	100%	100%
Scheduled Revenues	79.7	82.0	83.8
Ancillary Revenues	20.3	18.0	16.2
Total Operating Expenses	96.9	80.2	78.9
Staff Costs	10.5	10.5	10.1
Depreciation and Amortization	8.7	6.5	6.4
Fuel and Oil	42.7	29.2	31.0
Maintenance, Materials and Repairs	2.3	2.1	1.9
Marketing and Distribution Costs	0.4	0.6	1.1
Aircraft Rentals	2.7	2.7	2.6
Route Charges	9.8	9.5	8.9
Airport and Handling Charges	15.1	14.6	12.2
Other	4.7	4.5	4.7

Operating Profit	3.1	19.8	21.1
Net Interest Income (Expense)	(1.9)	(0.5)	(0.9)
Other Income (Expenses)	(7.4)	(3.1)	(0.0)

(Loss)/Profit before Taxation	(6.2)	16.2	20.2
Taxation(a)	0.4	1.8	0.7

(Loss)/Profit after Taxation	(5.8)	14.4	19.5

(a)	Taxation in the 2007 fiscal year included the release of a tax contingency reserve of €34.2 million, principally relating to deferred tax and arising from the recognition of certain previously unrecognized tax benefits. The resulting benefit to the Company’s effective tax rate is not reasonably expected to recur.

FISCAL YEAR 2009 COMPARED WITH FISCAL YEAR 2008

(Loss)/Profit after Taxation. Ryanair recorded a loss on ordinary activities after taxation of €169.2 million in the 2009 fiscal year, as compared with a profit on ordinary activities after taxation of €390.7 million in the 2008 fiscal year. The loss, which was recorded notwithstanding an 8.4% increase in total operating revenues to €2,942.0 million from €2,713.8 million in the prior year, was primarily attributable to (i) a 58.9% increase in fuel and oil costs from €791.3 million to €1,257.1 million, (ii) an impairment charge of €222.5 million on the available-for-sale investment in Aer Lingus, reflecting a significant decline in the Aer Lingus share price from March 31, 2008 to March 31, 2009 and (iii) accelerated depreciation of €51.6 million arising from aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year. These negative effects were offset in part by an increase in revenues and a €11.3 million tax credit. The increase in revenues reflected an increase of 5.3% in scheduled revenues and an increase of 22.5% in ancillary revenues, each as described in more detail below. Total revenue per passenger decreased by 5.7%, primarily due to an 8.4% decrease in average fares, as offset in part by a 22.5% increase in ancillary revenues.

Scheduled Revenues. Ryanair’s scheduled passenger revenues increased 5.3%, from €2,225.7 million in the 2008 fiscal year, to €2,343.9 million in the 2009 fiscal year, as overall passengers booked increased 14.9%, from 50.9 million to 58.6 million. This change reflected increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at Alghero, Birmingham, Bologna, Bournemouth, Cagliari and Edinburgh in the 2009 fiscal year. The higher scheduled revenues were recorded notwithstanding a decrease of 8.4% in average fares and a one-percentage-point decrease in booked passenger load factors from 82% in the 2008 fiscal year to 81% in the 2009 fiscal year.

Passenger capacity (as measured in ASMs) during the 2009 fiscal year increased by 13.9% due to the addition of 18 Boeing 737-800 aircraft (net of disposals), as well a 15.2% increase in sectors flown (the effect of which was partially offset by a 1.1% decrease in the average length of passenger haul). Scheduled passenger revenues accounted for 79.7% of Ryanair’s total revenues for the 2009 fiscal year, compared with 82.0% of total revenues in the 2008 fiscal year.

Ancillary Revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and Internet-related services, increased 22.5%, from €488.1 million in the 2008 fiscal year to €598.1 million in the 2009 fiscal year, while ancillary revenue per booked passenger increased to €10.22 from €9.58. The overall increases reflected higher revenues in each of the aforementioned categories. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodations and travel insurance, increased 27.3% to €425.8 million from €334.6 million in the 2008 fiscal year, and car rental revenues increased 27.3%, to €32.2 million from €25.3 million. The rate of increase in revenues from non-flight scheduled operations and car rental revenues exceeded the increase in overall passengers booked, while the rate of increase in the other categories lagged somewhat behind. Revenues from in-flight sales increased 13.5%, to €83.2 million from €73.3 million in the 2008 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on websites linked to the Ryanair.com website, increased 3.4%, from €55.0 million in the 2008 fiscal year to €56.9 million in the 2009 fiscal year.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2009		2008
	(in thousands of Euro, except percentage data)
Non-flight Scheduled	€425,808	71.2%	€334,580	68.5%
Car Rental	€32,172	5.4%	€25,266	5.2%
In-flight Sales	€83,196	13.9%	€73,314	15.0%
Internet-related	€56,921	9.5%	€54,970	11.3%

Total	€598,097	100.0%	€488,130	100.0%

Operating Expenses. As a percentage of total revenues, Ryanair’s operating expenses increased from 80.2% in the 2008 fiscal year to 96.9% in the 2009 fiscal year, reflecting the fact that operating expenses grew at a significantly faster rate than revenues. In absolute terms, total operating expenses increased 30.9%, from €2,176.7 million in the 2008 fiscal year, to €2,849.3 million in the 2009 fiscal year, principally as a result of the increase in booked passenger volume and the 15.2% increase in the number of sectors flown, which were reflected in increases in fuel expenses, route charges, staff costs, route and airport charges and handling charges. The increase in operating expenses also reflected the adverse impact of significantly higher jet fuel prices in U.S. dollars that were only partially offset by the strength of the Euro against the U.S. currency, as well as an increase in depreciation and amortization expenses related to aircraft disposals. Depreciation, amortization, maintenance, aircraft rental and other expenses also increased, while marketing and distribution costs decreased. Total operating expenses per ASM increased by 15.4%, with the slower rate of growth reflecting the increase in passenger capacity (as measured in ASMs) during the 2009 fiscal year.

The following table sets forth the amounts in Euro cents and percentage changes of Ryanair’s operating expenses (on a per ASM basis) for the fiscal years ended March 31, 2009 and March 31, 2008 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest Euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2009	Fiscal Year Ended March 31, 2008	% Change
Staff Costs	0.66	0.69	(4.9)%
Depreciation and Amortization	0.54	0.40	35.0%
Fuel and Oil	2.67	1.91	39.4%
Maintenance, Materials and Repairs	0.14	0.14	3.4%
Marketing and Distribution	0.03	0.04	(34.8)%
Aircraft Rentals	0.17	0.18	(5.5)%
Route Charges	0.61	0.63	(3.0)%
Airport and Handling Charges	0.94	0.96	(1.8)%
Other Operating Expenses	0.29	0.30	(3.3)%

Total Operating Expenses	6.05	5.24	15.4%

Staff Costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, decreased 4.9% on a per-ASM basis, while in absolute terms, these costs increased 8.4%, from €285.3 million in the 2008 fiscal year to €309.3 million in the 2009 fiscal year. This increase in absolute terms was primarily attributable to a 21.0% increase in average headcount to 6,369 and a €3.8 million charge for share options granted to eligible employees. Employee numbers rose due to the growth of the business.

Depreciation and Amortization. Ryanair’s depreciation and amortization per ASM increased by 35.0%, while in absolute terms these costs/increased 45.6% from €175.9 million in the 2008 fiscal year, to €256.1 million in the 2009 fiscal year. This reflects an additional 10 owned aircraft (net of disposals) in the fleet at March 31, 2009 and accelerated depreciation of €51.6 million in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year. See “—Critical Accounting Policies—Long-lived Assets” above.

Fuel and Oil. Ryanair’s fuel and oil costs per ASM increased by 39.4%, while in absolute terms, these costs increased by 58.9% from €791.3 million in the 2008 fiscal year to €1,257.1 million in the 2009 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 58.9% increase reflected a 40.7% increase in average fuel prices paid and a 13.4% increase in the number of hours flown, the effect of which was offset in part by a decrease of 1.1% in the average sector length and the strengthening of the Euro against the U.S. dollar during the period. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total scheduled fuel costs by the number of U.S. gallons of fuel consumed) increased 40.7% from €1.67 per U.S. gallon in the 2008 fiscal year to €2.35 per U.S. gallon in the 2009 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Maintenance, Materials and Repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, increased 3.4% on a per-ASM basis, while in absolute terms these expenses increased by 17.8% from €56.7 million in the 2008 fiscal year, to €66.8 million in the 2009 fiscal year. The increase in absolute terms during the fiscal year reflected the higher number of leased Boeing 737-800 aircraft, which grew to 43 from 35 during the year, and the increased level of activity, offset in part by a lower level of maintenance costs incurred due to the improved reliability of the Boeing 737-800s operated and the positive impact of the strengthening of the Euro against the U.S. dollar during the period.

Marketing and Distribution Costs. Ryanair’s marketing and distribution costs (including baggage-handling commissions) per ASM decreased 34.8%, while in absolute terms these costs decreased by 25.7%, from €17.2 million in the 2008 fiscal year to €12.8 million in the 2009 fiscal year. The decrease in absolute terms was primarily the result of tight control on expenditure and the increased focus on Internet-based promotions.

Aircraft Rentals. Ryanair recorded €78.2 million in aircraft rental expenses during the 2009 fiscal year, a 7.6% increase from the €72.7 million reported in the 2008 fiscal year, reflecting an increase in the weighted average number of leased Boeing 737-800 aircraft by eight, bringing the total to 43 during the 2009 fiscal year, the negative effect of which was somewhat offset by lower lease rates and the impact of a stronger Euro versus the U.S. dollar.

Route Charges and Airport and Handling Charges. Ryanair’s route charges per ASM decreased 3.0% in the 2009 fiscal year, while airport and handling charges per ASM decreased 1.8%. In absolute terms, route charges increased 10.5%, from €259.3 million in the 2008 fiscal year to €286.6 million in the 2009 fiscal year, primarily as a result of the 15.2% increase in sectors flown (the effect of which was offset in part by the decrease of 1.1% in average sector length). In absolute terms, airport and handling charges increased 11.9%, from €396.3 million in the 2008 fiscal year, to €443.4 million in the 2009 fiscal year, reflecting the overall growth in passenger volumes as well as increased costs at London (Stansted) airport, where unit costs doubled during the 2009 fiscal year, and higher charges at Dublin Airport, both offset in part by lower average costs at Ryanair’s newer airports and bases.

Other Expenses. Ryanair’s other operating expenses, including those applicable to the generation of ancillary revenues, decreased 3.3% on a per ASM basis in the 2009 fiscal year, while in absolute terms, these costs increased 14.1%, from €122.0 million in the 2008 fiscal year to €139.1 million in the 2009 fiscal year, with the overall increase primarily reflecting increased passenger numbers.

Operating Profit. As a result of the factors outlined above, operating profit decreased 84.8% on a per-ASM basis in the 2009 fiscal year, and decreased 82.7% in absolute terms, from €537.1 million in the 2008 fiscal year to €92.6 million in the 2009 fiscal year.

Finance Income. Ryanair’s interest and similar income decreased 10.0%, from €84.0 million in the 2008 fiscal year to €75.5 million in the 2009 fiscal year, primarily reflecting lower average interest rates received on its deposits during the year, the impact of which was partially offset by higher average cash balances on hand.

Finance Expense. Ryanair’s interest payable and similar charges increased 34.5%, from €97.1 million in the 2008 fiscal year to €130.5 million in the 2009 fiscal year, reflecting the increase in debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

Foreign Exchange Gains (Losses). Ryanair recorded foreign exchange gains of €4.4 million in the 2009 fiscal year, as compared with foreign exchange losses of €5.6 million in the 2008 fiscal year, with the different result being primarily due to the positive impact of changes in the U.K. pound sterling and U.S. dollar exchange rates against the Euro during the 2009 fiscal year.

Taxation. The tax credit of €11.3 million recorded in the 2009 fiscal year was primarily due to the recognition of a deferred tax asset of €34.3 million in respect of net operating losses incurred and available to carry-forward to future periods. The recoverability of the deferred tax asset is based on future income forecasts which demonstrate that it is more likely than not that future profits will be available in order to utilize the deferred tax asset. The deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. The effective tax rate for the 2009 fiscal year was a tax benefit of (6.3%), as compared to the effective tax rate of 11.0% in the 2008 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%, the positive impact of the reduced rates tax applicable to Ryanair.com and other Internet-related businesses and the loss due to the impairment of the Company’s available-for-sale financial asset (which is not subject to corporation tax).

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2009 and 2008 of €2,278.2 million and €2,169.6 million, respectively. The increase at March 31, 2009 primarily reflects proceeds from the sale of 16 Boeing 737-800 aircraft, offset in part by the cash used to fund the purchase of property, plant, and equipment—primarily 35 new Boeing 737-800 aircraft—and €46 million incurred in respect of the Company’s share buy-back program. During the 2009 fiscal year, the Company funded its €702 million in purchases of property, plant, and equipment with €459.0 million in loans and the balance from cash generated from operations. Cash and liquid resources included €291.6 million and €288.4 million in “restricted cash” held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2009 and 2008, respectively, as well as €4.0 million held in escrow relating to ongoing legal proceedings at March 31, 2008 which was repaid in full in the 2009 fiscal year. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company’s net cash inflow from operating activities in the 2009 and 2008 fiscal years amounted to €413.1 million and €703.9 million, respectively, with the decline reflecting the decrease in the Company’s operating profitability. During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of the new fleet of Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax as well as share buy-backs. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

The Company’s net cash used in investing activities in fiscal years 2009 and 2008 totaled €388.3 million and €692.3 million, respectively, primarily reflecting the Company’s capital expenditures, as described in more detail below.

The Company’s net cash provided by financing activities totaled €87.5 million in the 2009 fiscal year and €112.8 million in the 2008 fiscal year, largely reflecting the receipt of proceeds from long-term borrowings of €459.0 million and €646.4 million in fiscal years 2009 and 2008, respectively, offset in part by repayments of long-term borrowings of €327.1 million and €242.0 million in fiscal years 2009 and 2008, respectively.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2009 and 2008 were €702.0 million and €937.1 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by The Export Import Bank of the United States (the “ExIm Bank”). At March 31, 2009, Ryanair had a fleet of 181 Boeing 737-800 aircraft, the majority of which (109 aircraft) were funded by ExIm Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (20 of the aircraft in the fleet as of March 31, 2009) and commercial debt financing (six of the aircraft in the fleet as of March 31, 2009). 43 Boeing 737-800 aircraft in Ryanair’s fleet at March 31, 2009 were financed through operating lease arrangements. The three remaining aircraft in Ryanair’s fleet at March 31, 2009 were owned free and clear of financing-related encumbrances.

Of the 18 new Boeing 737-800 aircraft of which Ryanair took delivery between April 1, 2009 and June 30, 2009, 14 were financed through ExIm Bank-guaranteed financing and four were financed through sale-and-leaseback arrangements with international leasing companies.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2010 fiscal year.

The below table summarizes the delivery schedule for the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under its past and current contracts with Boeing, including through the exercise of purchase options. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details of the “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each of these aircraft. The Basic Price for each of the firm-order aircraft to be delivered pursuant to the 2005 Boeing contract, as well as for each of the firm-order aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, will be increased by (a) an estimated $900,000 per aircraft for certain “buyer furnished” equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price of any individual aircraft to reflect increases in the published U.S. Employment Cost and Producer Price indices from the time the Basic Price is set through the time six months prior to the delivery of such aircraft. The Basic Price is also subject to decrease to take into account certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments in respect of the purchase of the aircraft. These credit memoranda are generally incorporated into Boeing’s final aircraft invoices and thus reduce the amount paid by Ryanair for aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as provide other goods and services to the Company on concessionary terms. As a result of credit memoranda received from Boeing, the effective price of each aircraft purchased in the past has been, and the effective prices of aircraft to be delivered in the future are expected to be, significantly below the unadjusted Basic Prices in the following table.

Aircraft Delivery Schedule

Deliveries and Scheduled Deliveries in the Fiscal Year ending March 31,	1998 Boeing Contract (Incl. Options)	2002 Boeing Contract (Incl. Options)	2003 Boeing Contract (Incl. Options)	2005 Boeing Contract (Incl. Options)	737-800 Disposals		Total No. of Boeing 737-800 Aircraft
1999	1	—	—	—	—		1
2000	4	—	—	—	—		4
2001	10	—	—	—	—		10
2002	5	—	—	—	—		5
2003	8	5					13
2004	—	18	—	—	—		18
2005	—	13	14	—	—		27
2006	—	16	9	—	—		25
2007	—	27	1	2	—		30
2008	—	21	—	15	(6)		30
2009	—	3	—	32	(17	)(a)	18

Total as of March 31, 2009	28	103	24	49	(23)		181

2010	—	—	—	54	(3)		51
2011	—	—	—	65	(10)		55
2012	—	—	—	15	(10)		5

Expected Total as of March 31, 2012	28	103	24	183	(46	)(b)	292

Basic Price per aircraft (unadjusted) (in millions)	$47	$51	$51	$51

(a)	This includes the aircraft that was involved in the bird strike incident at Rome (Ciampino) airport in November 2008, which has not been sold and remains the property of Ryanair (albeit in its un-repaired state).
(b)	At June 30, 2009 the Company had sold and delivered a cumulative total 25 Boeing 737-800 aircraft (including three aircraft disposed of in April 2009. The Company expects to dispose of 20 further aircraft before March 2012 (which, when added to the 25 completed disposals, and the aircraft disabled by the bird strike and thus listed as a disposal, brings the total number of disposals to 46). To this end, the Company may choose to dispose of aircraft through sale and/or non-renewal of 11 operating leases due to expire in 2010 and 2011.

The following table summarizes the aggregate purchase options available to the Company under its contracts with Boeing as of the dates specified, broken down by periods in which the relevant option aircraft are deliverable.

	For Deliveries in Fiscal 2007 – 2011	For Deliveries in Fiscal 2012 – 2014	Total Boeing 737-800 Options
Options available as of April 1, 2007	67	70	137
Options granted in the period	—	—	—
Options exercised in the period	27	—	27
Options cancelled in the period	—		—

Options available as of March 31, 2008	40	70	110
Options granted in the period	—	—	—
Options exercised in the period	30	—	30
Options cancelled in the period	—	—	—

Options available as of March 31, 2009	10	70	80
Options granted after March 31, 2009	—	—	—
Options exercised after March 31, 2009	—	—	—
Options cancelled after March 31, 2009	—	—	—

Options available as of June 30, 2009	10	70	80

As can be seen from the delivery schedule table on the preceding page, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by between 5 and 55 additional aircraft (net of planned disposals) each fiscal year during the period from fiscal year 2010 to fiscal year 2012, thereby significantly increasing the size of the fleet, which is expected to total 292 at the end of that period (assuming that the planned disposal and/or lease return of 20 such aircraft is completed on schedule). If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the option aircraft detailed in the above table to cater to this demand.

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €2,266.5 million at March 31, 2008 and €2,398.40 million at March 31, 2009, with the increase being primarily attributable to the financing of new aircraft. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2009. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile, interest rate structure and other information on the Company’s borrowings.

The Company’s purchase of the 35 Boeing 737-800 aircraft delivered in the 2009 fiscal year has been funded by a combination of structures including bank loans supported by ExIm Bank guarantees (21 aircraft), JOLCOs (6 aircraft), and sale-and-leaseback structures (8 aircraft). At March 31, 2009, the majority of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from ExIm Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and ExIm Bank, which follows standard market forms for this type of financing. On the basis of an ExIm Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of ExIm Bank.

Through the use of interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 72% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR with the interest rate exposure from these is loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively drawn down fixed-rate Euro-denominated debt with a maturity of 12 years in respect of approximately 28% of its outstanding debt financing at March 31, 2009.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2009. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2009	EUR Fixed	EUR Floating
	(thousands)
Euro borrowing profile before swap transactions	€189,998	€2,208,442
Interest rate swaps	477,102	(477,102)

Borrowing profile after swap transactions	€667,100	€1,731,340

The weighted-average interest rate on the cumulative borrowings under these facilities of €2,398.4 million at March 31, 2009 was 3.77%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and ExIm Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise).

ExIm Bank’s policy on facilities of this type is to issue a binding final commitment approximately six months prior to delivery of each aircraft being financed. ExIm Bank has already issued final binding commitments and related guarantees with respect to the 109 (net of 25 aircraft disposals) ExIm Bank-financed Boeing 737-800 aircraft delivered between 1999 and March 31, 2009. ExIm Bank’s final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the ExIm Bank guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interests in the aircraft (and related assets) in favor of ExIm Bank and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to ExIm Bank. Ryanair expects that any future commitments or guarantees issued by ExIm Bank will contain similar conditions. The terms of the facilities and the ExIm Bank guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and non-cancelled portion of the guarantee commencing 60 days from the date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to ExIm Bank (based on the amount of the guarantee). Ryanair’s payment of the 3% exposure fee to ExIm Bank (based on the amount of the loan provided) is eligible for financing under the facilities. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.

As part of its ExIm Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 109 aircraft delivered and remaining in the fleet as of March 31, 2009 rests with a number of United States special purpose vehicles (the “SPVs”) in which Ryanair has no equity or other interest. The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings. The shares of the SPVs (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of ExIm Bank and the lenders. Ryanair operates each of the aircraft pursuant to a finance lease it has entered into with the SPVs, the terms of which mirror those of the relevant loans under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under IFRS. Ryanair does not use special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair’s consolidated financial statements.

At June 30, 2009, Ryanair had mandated a number of lenders to provide financing for up to 65 of its firm-order Boeing 737-800 aircraft under ExIm Bank guaranteed financing structures (although guarantees with respect to 55 of such aircraft remain subject to the receipt of ExIm Bank’s preliminary commitment). The Company expects to finance the remaining 88 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by March 2012 and any option aircraft it acquires under those agreements through the use of similar financing arrangements based on ExIm Bank guarantees, bank debt provided by commercial banks, and finance and operating leases, including via sale-and-leaseback transactions such as those described below, as well as cash flow generated from the Company’s operations. It is expected that any future ExIm Bank guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

The Company financed 43 of the Boeing 737-800 aircraft delivered between December 2003 and March 2009 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. Fifteen of these leases are denominated in Euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 12 of these leases into fixed-rate rental payments. Twenty-one of these leases are denominated in Euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining seven operating leases are U.S. dollar-denominated and two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while a further five require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 77% of the operating lease aircraft on pre-determined terms. Ryanair has financed an additional four aircraft, delivered in May and June 2009, through similar sale-and-leaseback arrangements with international leasing companies. In addition to the above, the Company financed 20 of the Boeing 737-800 aircraft delivered between March 2005 and March 2009 with 13-year Euro-denominated JOLCOs. These structures are accounted for as finance leases and recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Six aircraft have been financed through Euro-denominated 12-year amortizing commercial debt transactions. The remaining three aircraft in Ryanair’s fleet at March 31, 2009 were originally acquired through ExIm Bank-guaranteed financing but were not subject to any financing-related encumbrances as of such date.

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

In 2002, Ryanair entered into a contract to purchase three additional Boeing 737-800 flight simulators from CAE. The first of these simulators was delivered in 2004 and the second and third simulators were delivered in the 2008 fiscal year. The gross price of each simulator was approximately $10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. In September 2006 Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first two of these simulators were delivered in the 2009 fiscal year. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2009. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into Euro at an exchange rate of $1.3261=€1.00 (based on the Federal Reserve Rate on March, 31, 2009). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

With respect to purchase obligations under the terms of the 2005 Boeing contract, the Company was required to pay Boeing 1% of the Basic Price of each of the 70 firm-order Boeing 737-800 aircraft at the time the contract was signed in February 2005, and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. These payment terms also applied for the 89 aircraft that remained to be delivered under the 2002 and 2003 Boeing contracts as of January 2005. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated “Escalation Factor” but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(millions)
Long-term Debt(a)	€1,810	€172	€177	€566	€895
Finance Lease Obligations	588	31	32	107	418
Purchase Obligations	5,127	2,066	2,487	574	—
Operating Lease Obligations	293	86	69	109	29

Total Contractual Obligations	€7,818	€2,355	€2,765	€1,356	€1,342

(a)	Amounts presented include the related interest expense that will be paid when due. For additional information on Ryanair’s long-term debt obligations, see Note 11 to the consolidated financial statements included in Item 18.

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

Operating Lease Commitments. The Company has entered into a number of sale-and-leaseback transactions in connection with the financing of a number of aircraft in its fleet. See “—Liquidity and Capital Resources—Capital Resources” above for additional information on these transactions.

Guarantees. Ryanair Holdings has provided an aggregate of €20.5 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. All of these guarantees are eliminated in the Company’s consolidated balance sheet.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information—Risk Factors,” “—Business Overview,” “—Recent Operating Results,” “—Results of Operations,” “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Strategy—Responding to Current Challenges” above.

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2009.

Item 6.	Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of June 30, 2009:

Name	Age	Positions
David Bonderman(a)(b)	66	Chairman of the Board and Director
Emmanuel Faber(c)	45	Director
Michael Horgan(d)	72	Director
Klaus Kirchberger(e)	51	Director
Kyran McLaughlin(c)	65	Director
Michael O’Leary(a)(b)(f)	48	Director and Chief Executive Officer
James Osborne(c)(e)	60	Director
Paolo Pietrogrande(e)	52	Director

(a)	Member of the Executive Committee.
(b)	Member of the Nomination Committee.
(c)	Member of the Audit Committee.
(d)	Member of the Air Safety Committee.
(e)	Member of the Remuneration Committee.
(f)	Mr. O’Leary is also the chief executive officer of Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the board of directors since December 1996. In 1992, Mr. Bonderman co-founded Texas Pacific Group, a private equity investment firm. He currently serves as an officer and director of the general partner and manager of Texas Pacific Group. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P. Inc., which owns shares of Ryanair. He also serves on the boards of directors of the public companies, CoStar Group, Inc. and Gemalto N.V. Mr. Bonderman is a U.S. citizen.

Emmanuel Faber (Director). Emmanuel Faber has served as a director since September 2002. He holds the title of Co-Chief Operating Officer for Group Danone and also serves as a director of a number of French public companies. Mr. Faber is a French citizen.

Michael Horgan (Director). Michael Horgan has served as a director since January 12, 2001. A former Chief Pilot of Aer Lingus, he has acted from time to time as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is the Chairman of the Company’s Air Safety Committee. Mr. Horgan is an Irish citizen.

Klaus Kirchberger (Director). Klaus Kirchberger has served as a director since September 2002 and is also the Chief Executive Officer of DOBA Grund Beteiligungs GmbH in Munich, Germany. He also serves as a director of a number of German corporations. Mr. Kirchberger is a German citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and Nasdaq stock markets in 1997. He is also the chairman of the board of directors of Elan Corporation plc, and he serves as a director of a number of other Irish private companies. Mr. McLaughlin is an Irish citizen.

Michael O’Leary (Executive Director). Michael O’Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O’Leary was appointed chief executive officer of Ryanair on January 1, 1994. Mr. O’Leary is an Irish citizen.

James Osborne (Director). Mr. Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He also serves as a director of a number of Irish private companies. Mr. Osborne is an Irish citizen.

Paolo Pietrogrande (Director). Paolo Pietrogrande, a citizen of the United States, has been a director since 2001. He is presently also Executive Chairman of 9REN Group, formerly Gamesa Solar. A chemical engineer by training, he has served as an executive at KTI Group, Bain & Company, General Electric, Enel, Ducati Motor Holding and Sviluppo Italia; as chief executive officer of Enel Greenpower, CISE, and Nuovi Cantieri Apuania; and as chairman of Atmos Holdings and Solar Energy Italia. His previous board memberships include different companies of the Enel Group, Trinergy Plc, Ducati Motor Holding and Atmos Holdings and its subsidiaries. He also currently serves on the advisory board of Wheb Ventures.

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

Remuneration Committee. The board of directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below. The board of directors as a whole determines the remuneration and bonuses of the chief executive officer, who is the only executive director. Messrs. Osborne, Pietrogrande and Kirchberger are the members of the Remuneration Committee.

Audit Committee. The board of directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Messrs. McLaughlin, Faber, and Osborne are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent non-executive director, Mr. McLaughlin, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the Nasdaq National Market (“Nasdaq”) and the U.S. federal securities laws.

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

Powers of, and Action by, the Board of Directors

The board of directors is empowered by the Articles to carry on the business of Ryanair Holdings, subject to the Articles, provisions of general law and the right of stockholders to give directions to the directors by way of ordinary resolutions. Every director who is present at a meeting of the board of directors of Ryanair Holdings has one vote. In the case of a tie on a vote, the chairman of the board of directors has a second or tie-breaking vote. A director may designate an alternate director to attend any board of directors meeting, and such alternate director shall have all the rights of a director at such meeting.

The quorum for a meeting of the board of directors, unless another number is fixed by the directors, consists of three directors, a majority of whom must be EU nationals. The Articles require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of any action by the board of directors.

Composition and Term of Office

The Articles provide that the board of directors shall consist of no fewer than three and no more than 15 directors, unless otherwise determined by the stockholders. There is no maximum age for a director and no director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election. Accordingly Messrs Horgan, McLaughlin and Pietrogrande will be retiring, and will be eligible to offer themselves for re-election at the annual general meeting scheduled to be held on September 24, 2009.

Exemptions from Nasdaq Corporate Governance Rules

At the time of the listing of Ryanair’s ADSs on Nasdaq in 1997, the Company received certain exemptions from the Nasdaq corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

•

The Company is exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

•

The Company is exempt from Nasdaq’s requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the “Irish Listing Rules”) governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related-party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of Nasdaq’s audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

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

The Company also follows certain other practices under the Combined Code in lieu of those set forth in the Nasdaq corporate governance rules, as expressly permitted thereby. Most significantly:

•

Independence. Nasdaq requires that a majority of an issuer’s board of directors be “independent” under the standards set forth in the Nasdaq rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The board of directors has determined that each of the Company’s seven non-executive directors is “independent” under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under Nasdaq Rule 4200(a)(15). Instead, the board of directors determines whether the director is “independent in character and judgment,” and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. Under the Combined Code, the board of directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company’s advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the board of directors for more than nine years. In determining that each of the seven non-executive directors is independent under the Combined Code standard, the Ryanair Holdings board of directors identified such relevant factors with respect to Messrs. Bonderman, McLaughlin and Osborne. The Nasdaq independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the Nasdaq rules.

•

CEO compensation. The Nasdaq rules require that an issuer’s chief executive officer not be present during voting or deliberations by the board of directors on his or her compensation. There is no such requirement under the Combined Code.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at June 30, 2009:

Name	Age	Position
Michael Cawley	55	Deputy Chief Executive; Chief Operating Officer
Ray Conway	54	Chief Pilot
Caroline Green	45	Head of Customer Service
Michael Hickey	46	Director of Engineering
Juliusz Komorek	31	Director of Legal & Regulatory Affairs; Company Secretary
Howard Millar	48	Deputy Chief Executive; Chief Financial Officer
David O’Brien	45	Director of Flight Operations and Ground Operations
Michael O’Leary	48	Chief Executive Officer
Edward Wilson	45	Director of Personnel and In-flight

Michael Cawley (Deputy Chief Executive; Chief Operating Officer). Michael Cawley was appointed Deputy Chief Executive and Chief Operating Officer on January 1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland’s largest private companies and the main distributor for Peugeot and Citröen automobiles in Ireland.

Ray Conway (Chief Pilot). Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 17 years, including Fleet Captain of the BAC1-11 and Boeing 737–200 fleets. Ray was Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the Irish government jet.

Caroline Green (Head of Customer Service). Caroline Green was appointed Head of Customer Service in February 2003. Prior to this, Caroline served as Chief Executive Officer of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.

Michael Hickey (Director of Engineering). Michael Hickey has served as Director of Engineering since January 2000. Michael has held a wide range of senior positions within the Engineering Department since 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair in 1988, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

Juliusz Komorek (Director of Legal & Regulatory Affairs; Company Secretary). Juliusz Komorek was appointed Company Secretary and Director of Legal and Regulatory Affairs in May 2009, having served as Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission’s Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

Howard Millar (Deputy Chief Executive; Chief Financial Officer). Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair from March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, an international food processing company in Riyadh, Saudi Arabia, from 1988 to 1992.

David O’Brien (Director of Flight Operations and Ground Operations). David O’Brien was appointed Director of Flight Operations and Ground Operations in December 2002; previously, he served as Director of Flight Operations of Ryanair from May 2002, having served as Director of U.K. Operations since April 1998. Prior to that, David served as Regional General Manager for Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and In-flight for Ryanair.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the eight directors and nine executive officers named above in the 2009 fiscal year was €5.4 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below.

Each of Ryanair Holdings’ seven non-executive directors is entitled to receive €32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Mr. Bonderman executed an agreement with Ryanair Holdings waiving his entitlement to receive this remuneration for the 2009 fiscal year. The additional remuneration paid to Audit Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Air Safety Committee.

Emmanuel Faber and Klaus Kirchberger were appointed to the board of directors as non-executive directors on September 25, 2002, and the appointments were approved by the Company’s shareholders at the annual general meeting held on September 24, 2003. In connection with such appointments, each of Messrs. Faber and Kirchberger was granted 25,000 share options under the Company’s “Option Plan 2000” (described below). These options were exercisable between June 2007 and June 2009, at a strike price of €5.65. (Following the 2-for-1 stock split that occurred on February 26, 2007, the number of options was adjusted to 50,000 and the strike price was adjusted to €2.83.) Mr. Kirchberger exercised his options on June 18, 2009 and Mr. Faber exercised his options the following day, on June 19, 2009.

For further details of stock options that have been granted to the Company’s employees, including the executive officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O’Leary

Mr. O’Leary’s current employment agreement with the Company is dated July 1, 2002 and can be terminated by either party upon 12 months’ notice. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of €535,583, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary also is eligible for annual bonuses as determined by the board of directors of the Company; the amount of such bonuses paid to Mr. O’Leary in the 2009 fiscal year totaled €470,000. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

EMPLOYEES AND LABOR RELATIONS

The following table sets forth the number of Ryanair’s employees at each of March 31, 2009, 2008 and 2007:

Classification	Number of Employees at March 31, 2009	Number of Employees at March 31, 2008	Number of Employees at March 31, 2007
Management	99	99	99
Administrative	257	229	206
Reservations	14	30	75
Maintenance	202	201	177
Ground Operations	384	485	482
Pilots	1,852	1,599	1,497
Flight Attendants	3,808	3,277	1,926

Total	6,616	5,920	4,462

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

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2009, the average age of Ryanair’s pilots was 38.2 years and their average period of employment with Ryanair was 4.4 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics in Ireland, in the U.K. and within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its short-term needs for additional pilots by contracting with certain employment agencies that represent experienced flight personnel and, as of March 31, 2009, Ryanair had 1,041 such pilots under contract. These contract pilots are included in the table above.

Ryanair has licensed IAA-approved organizations in Sweden and the Netherlands to operate pilot training courses using Ryanair’s syllabus, in order to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered a position within Ryanair. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

Ryanair’s employees earn productivity-based incentive payments, including discretionary sales bonuses for in-flight sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2009 fiscal year, such productivity-based incentive payments accounted for approximately 39% of an average flight attendant’s total pay package and approximately 37% of the typical pilot’s compensation. Pilots at all Ryanair bases are covered by four-year agreements on pay, allowances and rosters. In March 2009, negotiations on new pilot pay arrangements including a one-year pay freeze, the extension of existing agreements by one year, the conclusion of new agreements and other productivity measures were successfully concluded at all of Ryanair’s bases. Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle, 300 flight-hours every three months and 900 flight-hours per fiscal year. For the 2009 fiscal year, the average flight-hours for Ryanair’s pilots amounted to approximately 64 hours per full working month and approximately 762 hours for the complete year, a slight reduction from previous years due to the introduction of more flexible work and pay arrangements (including the use of pilot contracting companies). Were more stringent regulations on flight hours to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

An EU Working Time Directive, which became effective in January 2007, has limited Ryanair’s flight attendants’ duty hours to 2,000 hours per fiscal year and their flight hours to 900 flying hours per fiscal year. Prior to the introduction of this EU directive, there were no cumulative flight-hour limits. As a result of the directive, Ryanair’s ratio of flight attendants per aircraft increased from approximately four crews per aircraft (or 16 flight attendants per aircraft) in the 2007 fiscal year to approximately five crews per aircraft (or 20 flight attendants per aircraft) by the end of the 2009 fiscal year.

Ryanair considers its relations with its employees to be good. Ryanair currently negotiates with groups of employees, including its pilots, through “Employee Representation Committees” (“ERCs”) regarding pay, work practices and conditions of employment, including conducting formal negotiations with these internal collective bargaining units. Ryanair’s senior management has quarterly meetings with the different ERCs to discuss all aspects of the business and those issues that specifically relate to each relevant employee group.

In 2001, BALPA, the U.K. pilots union, sought to obtain a formal recognition agreement under schedule A1 of the U.K. Trade Union & Labour Relations Act 1992, but a secret ballot resulted in more than 82% of eligible Ryanair Pilots opting not to have BALPA recognized for collective bargaining purposes. The result of this ballot precluded BALPA from seeking a recognition agreement with Ryanair for a period of three years (until October 2004). On June 19, 2009, BALPA made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA now has the option of applying to the U.K.’s Central Arbitration Committee (CAC) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC. If BALPA were successful in such a ballot initiative, this would allow it to represent the U.K. pilots in negotiations over salaries and working conditions.

Ryanair Holdings’ shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7.	Major Shareholders and Related Party Transactions

As of June 30, 2009, 1,476,521,336 Ordinary Shares were outstanding. At that date, 137,619,734 ADRs, representing 688,098,674 Ordinary Shares, were held of record in the United States by 83 holders, and represented in the aggregate 46.6% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2009, June 30, 2008 and July 31, 2007, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2009		As of June 30, 2008		As of July 31, 2007
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company.	195,559,515	13.24%	211,322,630	14.29%	180,029,994	11.90%
Gilder Gagnon Howe & Co. LLC	76,570,295	5.19%	93,372,870	6.31%	93,749,190	6.20%
FMR LLC	64,938,500	4.40%	46,806,380	3.15%	90,452,075	5.95%
FIL Limited	62,235,643	4.22%	51,086,444	3.44%	28,274,071	1.86%
Michael O’Leary(a)	60,000,016	4.06%	65,000,016	4.39%	65,000,016	4.30%
Chieftain Capital Management Inc	52,789,800	3.58%	77,871,400	5.27%	54,743,575	3.60%

(a)	On June 5, 2009, Michael O’Leary sold 5 million Ordinary Shares at €3.75 per share in a private sale conducted outside the United States in accordance with Regulation S under the Securities Act.

As of June 30, 2009, the directors and executive officers of Ryanair Holdings as a group owned 76,118,220 Ordinary Shares, representing 5.16% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein.

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2009 or in the period from March 31, 2009 to the date hereof.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to “Item 18. Financial Statements.”

OTHER FINANCIAL INFORMATION

Legal Proceedings

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any of such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as otherwise described below.

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

The European Commission issued its decision on February 12, 2004. As regards the majority of the arrangements between Ryanair, the airport and the region, the European Commission found that although they constituted state aid, they were nevertheless compatible with the EC Treaty provisions and therefore did not require repayment. However, the European Commission also found that certain other arrangements did constitute illegal state aid and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. On April 20, 2004, the Walloon Region wrote to Ryanair requesting repayment of such state aid, although it acknowledged that Ryanair could offset against the amount of such state aid certain costs incurred in relation to the establishment of the base, in accordance with the European Commission’s decision. Ryanair made the requested repayment.

On May 25, 2004, Ryanair appealed the decision of the European Commission to the CFI, requesting the court to annul the decision because:

•	the European Commission infringed Article 253 of the EC Treaty by failing to provide adequate reasons for its decision; and

•

the European Commission misapplied Article 87 of the EC Treaty by failing to properly apply the Market Economy Investor Principle (MEIP), which generally holds that an investment made by a public entity that would have been made on the same basis by a private entity does not constitute state aid.

In March 2008, Ryanair had its hearing before the CFI, and in December 2008, the CFI annulled the European Commission’s decision, and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. The Belgian government has also withdrawn a separate €2.3 million action against Ryanair arising from the same transaction.

Ryanair is facing similar legal challenges by third parties (mainly competing airlines) with respect to agreements with certain other airports. In 2007 and 2008, the European Commission announced that it had begun investigations of airport agreements at the Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Dortmund airports; however, Ryanair has only limited flights to and from the first seven of such airports and does not operate flights to or from Dortmund. On June 17, 2008, the European Commission launched a further investigation into Ryanair’s agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. The formal investigation is ongoing. Previous complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts.

In September 2005, the European Commission announced new guidelines on the financing of airports and the provision of start-up aid to airlines departing from regional airports, based on the Commission’s finding in the Brussels (Charleroi) case, which Ryanair successfully appealed. The guidelines apply only to publicly owned regional airports, and place restrictions on the incentives these airports can offer airlines to deliver traffic. Furthermore, the guidelines apply only in cases in which the terms offered by a public airport are in excess of what a similar private airport would have offered. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost agreements from both. The guidelines have therefore had no impact on Ryanair’s business, although they have caused significant uncertainty in the industry in relation to what public airports may or may not do in order to attract traffic. A revision of the guidelines is planned for the end of 2009 or early 2010.

Ryanair believes that the positive decision by the CFI in the Charleroi case will cause the European Commission to rethink its policy in this area. However, adverse rulings in the above or similar cases could be used as precedents by other competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In November 2007, Ryanair initiated proceedings in the CFI against the European Commission for its failure to take action on a number of state aid complaints Ryanair had submitted against Air France, Lufthansa, Alitalia, Volare and Olympic Airways. Following the Commission’s subsequent findings that illegal state aid had been provided to Air France and Olympic Airways, Ryanair withdrew the two relevant proceedings. Ryanair is currently awaiting hearings in the remaining three cases.

In November 2008, Ryanair initiated proceedings in the CFI contesting the European Commission’s refusal to grant Ryanair access to documents relating to the Commission’s state aid investigations at Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Frankfurt (Hahn) airports. In March 2009, Ryanair also appealed (to the CFI) two decisions issued by the European Commission in November 2008 relating to the sale of Alitalia’s assets to Compagnia Aerea Italiana (CAI) and to a €300 million rescue loan granted to Alitalia by the Italian government and subsequently converted into Alitalia’s capital. Ryanair expects these proceedings to last between two and four years, in line with the average duration of CFI proceedings.

Aer Lingus Merger Decision. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009, and currently expects the CFI to announce its decision approximately nine months thereafter. (see also: “Item 5. Operating and Financial Review and Prospects—Business Overview”).

The EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake.” In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI and the CFI may overturn the decision. This case was heard in July 2009 and a decision is expected to be issued approximately nine months thereafter. In addition to the risk that the CFI may overturn the decision, the EU legislation may change in the future so as to require such a forced disposition. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees who own 18% of Aer Lingus would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. Ryanair also advised the market that it would not proceed to seek EU approval for the new bid unless the shareholders agreed to sell their stakes in Aer Lingus to Ryanair. However, as the Company was unable to secure the shareholders’ support it decided, on January 28, 2009, to withdraw its new offer for Aer Lingus.

Legal Actions Against Regulated Monopoly Airports. Ryanair is involved in a number of legal and regulatory actions against the Dublin and London (Stansted) airports for what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London Stansted markets. Management believes that both of these airports have been engaged in “regulatory gaming” in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called “regulated asset base” (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London (Stansted), the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the U.K. Competition Commission, which released its preliminary findings in April 2008. It found that the common ownership by BAA of the three main airports in London affects competition and that the “light touch” approach by the Civil Aviation Authority was having an adverse impact on competition. In March 2009, the Competition Commission published its final report on the BAA and ordered the breakup of BAA, (which will involve the sale of London (Gatwick) and London (Stansted) and either Glasgow or Edinburgh Airport in Scotland). In May 2009, BAA appealed the Competition Commission’s decision on the bases of bias and lack of proportionality. Ryanair has secured the right to intervene in this appeal in support of the Competition Commission, and the case is expected to be heard in October 2009.

Ryanair has also been trying to prevent both the BAA in London and the DAA in Dublin from engaging in wasteful capital expenditure. In the case of Stansted Airport, the BAA is planning to spend U.K. £4 billion on a second runway and terminal, which Ryanair believes should only cost approximately U.K. £1 billion. Following the final decision of the U.K. Competition Commission forcing BAA to sell London (Stansted) airport, Ryanair believes that it is highly unlikely that BAA’s planned £4 billion plans will proceed; Ryanair will work with the new owners to develop appropriate low-cost facilities. Similarly, in the case of Dublin, the DAA is proceeding with plans to build a second terminal, which will cost over four times its initial estimate. When the DAA first announced plans to build a second terminal (“Terminal 2”) at Dublin Airport, it estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €800 million. Subsequently, the projected cost of the new terminal has risen to in excess of €1.0 billion. Ryanair opposes expansion at what it believes to be an excessive cost. On August 29, 2007 the relevant planning authority approved a planning application from the DAA for the building of Terminal 2, a second runway, and other facilities. The new construction is subject to a capacity restriction of 32 million passengers per year, and the runway is subject to limits in its hours of operation. The approval will mean that charges at Dublin Airport will increase significantly, possibly doubling from their current level. Ryanair sought a judicial review of the planning approval; however, this appeal was unsuccessful. Ryanair has responded by moving to reduce capacity in both summer and winter periods. The increase in charges, in combination with the introduction of the €10 Air Travel Tax mentioned above, could lead to substantially reduced passenger volumes and a significant decline in yields on flights to and from Dublin Airport. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase” and “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports,” as well as “Item 4. Information on the Company—Airport Operations—Airport Charges.”

Dividend Policy

Since its organization as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares. For the foreseeable future, Ryanair Holdings anticipates that it will retain any earnings in order to fund the business operations of the Company, including the acquisition of additional aircraft needed for Ryanair’s planned entry into new markets and the expansion of its existing service, as well as for routine replacements of its current fleet. Ryanair Holdings does not, therefore, anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. Any cash dividends or other distributions, if made, are expected to be made in Euro, although Ryanair Holdings’ Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, The Bank of New York, as depositary, will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses) to the owners of ADRs.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. This buy-back program was not completed before the 2007 annual general meeting. The Directors therefore sought a renewal of the above authority. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.5 million shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008 the Company announced a second share buy-back program of up to €200 million worth of shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. To date 18.1 million shares have been repurchased under this program at a total cost of approximately €46.0 million. This is equivalent to approximately 1.2% of the Company’s issued share capital after taking into account such buy-backs. All Ordinary Shares repurchased have been cancelled. See “Item 10. Description of Capital Stock—Trading Markets and Share Prices” below for further information regarding share buy-backs.

SIGNIFICANT CHANGES

No significant change in the Company’s financial condition has occurred since the date of the consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

TRADING MARKETS AND SHARE PRICES

The primary market for Ryanair Holdings’ Ordinary Shares is the Irish Stock Exchange Limited (the “Irish Stock Exchange”); Ordinary Shares are also traded on the London Stock Exchange. The Ordinary Shares were first listed for trading on the Official List of the Irish Stock Exchange on June 5, 1997 and were first admitted to the Official List of the London Stock Exchange on July 16, 1998.

ADRs, each representing five Ordinary Shares, are traded on Nasdaq. The Bank of New York is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on Nasdaq and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

	ADRs
	(in U.S. dollars)
	High	Low
2003	26.025	17.190
2004	28.940	13.080
2005	28.740	19.795
2006	40.750	23.365
2007
First Quarter	49.215	41.950
Second Quarter	49.560	37.750
Third Quarter	42.970	36.210
Fourth Quarter	49.190	37.420
2008
First Quarter	37.670	25.700
Second Quarter	32.410	24.190
Third Quarter	35.010	22.150
Fourth Quarter	31.930	16.020

Month ending:
January 31, 2009	30.540	24.020
February 28, 2009	28.470	23.840
March 31, 2009	24.480	22.060
April 30, 2009	29.180	23.300
May 31, 2009	29.900	27.600
June 30, 2009	31.410	26.330
Period ending July 27, 2009	30.390	27.610

	Ordinary Shares (Irish Stock Exchange)
	(in Euro)
	High	Low
2003	3.65	2.55
2004	3.80	1.81
2005	4.15	2.72
2006	5.24	3.25
2007
First Quarter	6.30	5.22
Second Quarter	6.33	4.86
Third Quarter	5.60	4.71
Fourth Quarter	5.75	4.40
2008
First Quarter	4.59	2.55
Second Quarter	3.39	2.71
Third Quarter	3.39	2.24
Fourth Quarter	3.27	1.97

Month ending:
January 31, 2009	3.37	2.87
February 28, 2009	3.41	2.96
March 31, 2009	3.08	2.76
April 30, 2009	3.45	2.87
May 31, 2009	3.63	3.17
June 30, 2009	3.77	3.14
Period ending July 27, 2009	3.43	3.08

	Ordinary Shares (London Stock Exchange)
	(in Euro)
	High	Low
2003	3.63	2.59
2004	3.78	1.83
2005	4.15	2.73
2006	5.21	3.24
2007
First Quarter	6.30	5.28
Second Quarter	6.27	4.88
Third Quarter	5.61	4.75
Fourth Quarter	5.77	4.44
2008
First Quarter	4.59	2.60
Second Quarter	3.27	2.64
Third Quarter	3.39	2.22
Fourth Quarter	3.27	1.98

Month ending:
January 31, 2009	3.37	2.86
February 28, 2009	3.42	2.97
March 31, 2009	3.08	2.78
April 30, 2009	3.42	2.86
May 31, 2009	3.57	3.16
June 30, 2009	3.77	3.17
Period ending July 27, 2009	3.40	3.09

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States 83 may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

In order to increase the percentage of its share capital held by EU nationals, beginning June 26, 2001, Ryanair Holdings instructed The Bank of New York to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Therefore, holders of Ordinary Shares cannot currently convert their Ordinary Shares into ADRs. The Bank of New York will however convert existing ADRs into Ordinary Shares at the request of the holders of such ADRs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares. As a result, non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for additional information.

At the annual general meeting of the shareholders held on September 21, 2006, the board of directors of the Company received shareholder approval for a share buy-back program allowing a maximum repurchase of approximately 77.2 million Ordinary Shares, representing 5% of the Company’s then outstanding share capital. The maximum price at which the Company may repurchase Ordinary Shares, in accordance with the listing rules of the Irish Stock Exchange and of the Financial Services Authority, is the higher of 5% above the average market value of the Company’s Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation (EC) of 22 December 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently €0.635. Following receipt of this approval, the Company announced, in June 2007, the commencement of a €300 million share buy-back program. This buy-back program was not completed before the 2007 annual general meeting. The Directors therefore sought a renewal of the above authority. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.4 million shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008 the Company announced a second share buy-back program of up to €200 million worth of shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. To date 18.1 million shares have been repurchased under this program at a total cost of approximately €46.0 million. This is equivalent to approximately 1.2% of the Company’s issued share capital after taking into account such buy-backs. All Ordinary Shares repurchased have been cancelled.

The authorizations for the repurchase of ordinary shares granted at the 2006, 2007 and 2008 annual general meetings were valid for fifteen months from the date of the appropriate annual general meeting at which the resolution approving the buy-back plan was approved, or, if earlier, until the day following the Company’s next annual general meeting.

As of June 30, 2009, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 38,724,432, representing 2.6% of the Company’s issued share capital at that date. The number of outstanding options could potentially represent 2.8% of the issued share capital of the Company if the Company were to purchase all of the Ordinary Shares it is authorized to repurchase under the share buy-back plan authorized by the Company’s stockholders at the annual general meeting on September 18, 2008 that have not yet been repurchased.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.635 Euro cents. As of March 31, 2009, a total of 1,473,356,159 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split by which each of its then existing Ordinary Shares, par value 1.27 Euro cents, was split into two new Ordinary Shares, par value 0.635 Euro cents. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Ryanair Holdings’ shareholders have approved a stock option plan (referred to herein as “Option Plan 2000”), under which all employees and directors are eligible to receive options. Grants of options may be at the close of any of the ten years beginning with fiscal year 2000 only if the Company’s net profit after tax for such fiscal year has exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such criterion being met.

Ryanair Holdings’ shareholders have also approved a stock option plan (referred to herein as “Option Plan 2003”) established in accordance with a tax-favorable share option scheme available under Irish law, so that employees will not be taxed on the exercise of options (subject to certain conditions). Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made at the close of any of the ten years beginning with fiscal year 2002 only if the Company’s net profit after tax for such fiscal year has exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such criterion being met.

Under Option Plan 2000, each of the non-executive directors were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options will become exercisable between June 2012 and June 2014. In addition, 39 senior managers (including eight of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options will become exercisable between September 18, 2013 and September 17, 2015, but only for managers who continue to be employed by the Company through September 18, 2013.

Under Option Plan 2003, 47 senior managers (including seven of the current executive officers) were granted 5,550,000 share options at a strike price of €2.35 on November 3, 2004. These options will become exercisable between June 2009 and June 2011, but only for managers who continued to be employed by the Company through June 2009.

The aggregate of 41,725,445 Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of March 31, 2009 under Company’s option plan represent approximately 2.8% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 19,761,958 Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see notes 15 and 19 to the consolidated financial statements included herein.

ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the Articles of Association of Ryanair Holdings. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Articles, which are included as an exhibit to this annual report.

Objects. Ryanair Holdings’ objects, which are detailed in its Articles, are broad and include carrying on business as an investment and holding company. Ryanair Holdings’ Irish company registration number is 249885.

Directors. Subject to certain exceptions, directors may not vote on matters in which they have a material interest. The ordinary remuneration of the directors is determined from time to time by ordinary resolutions of the shareholders. Any director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the directors may determine. The directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. The directors are not required to retire at any particular age. There is no requirement for directors to hold shares. One-third of the directors retire and offer themselves for re-election at each annual general meeting of the Company. The directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of directors.

Annual and General Meetings. Annual and extraordinary meetings at which special resolutions are to be voted upon are called upon 21 days’ advance notice. Extraordinary general meetings at which ordinary resolutions are to be voted upon are called upon 14 days’ advance notice. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company, subject to limitations described below under “—Limitations on the Right to Own Shares.”

Rights, Preferences and Dividends Attaching to Shares. The Company has only one class of shares, Ordinary Shares with a par value of 0.635 Euro cents per share. All such shares rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the directors for the benefit of the Company until claimed. If the directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The Ordinary Shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Articles of the Company.

Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolutions passed at meetings of the shareholders of the Company.

Limitations on the Rights to Own Shares. The Articles contain detailed provisions enabling the directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See “—Limitations on Share Ownership by Non-EU Nationals” below. Such powers may be exercised by the directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking at or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company entitle the directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest which such parties hold in shares before allowing such parties to transfer shares in the Company. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of shares in the Company so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages—i.e., 10%, 25%, 50% and 70%.

Other Provisions of the Articles of Association. There are no provisions in the Articles:

(i)	delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

(ii)	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

(iii)	governing changes in capital,

in each case, where such provisions are more stringent than those required by law.

MATERIAL CONTRACTS

In February 2005, the Company and Boeing entered into a new series of agreements for the purchase by the Company of new Boeing 737-800 aircraft for delivery during the period from April 2008 through March 2012, as well as for options to purchase additional aircraft. See “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed discussion of the 2005 Boeing contract.

EXCHANGE CONTROLS

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company). Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

Under the Financial Transfers Act 1992 (the “1992 Act”), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on the liquidation of an Irish-incorporated company would fall within this definition. Orders made by the Minister for Finance pursuant to the 1992 Act prohibit certain financial transfers to (or in respect of funds held by) the governments of certain countries, as well as senior members thereof and members of certain terrorist organizations.

The Company does not anticipate that Irish exchange controls or orders under the 1992 Act will have a material effect on its business.

LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

The board of directors of Ryanair Holdings is given certain powers under the Articles to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a “License”). In particular, EU Regulation 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. As described below, the directors will, from time to time, set a “Permitted Maximum” on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

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

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an “Intervening Act”) has taken place, (ii) the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended or (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of shares or an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any directors or change the chairman of the board of directors, (ii) identify those shares, ADRs or Affected Shares which give rise to the need to take action and treat such shares, ADRs, or Affected Shares as Restricted Shares (see below) or (iii) set a “Permitted Maximum” on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADRs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below).

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such notices can have the effect of depriving the recipients of the rights to attend, vote at and speak at general meetings, which they would otherwise have as a consequence of holding such shares or ADRs. Such notices can also require the recipients to dispose of the shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the directors may determine. The directors are also given the power to transfer such shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Stockholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as an Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the directors expect to treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations or such other evidence as the directors may require in order to establish to the directors’ satisfaction that the Ordinary Shares underlying such holder’s ADRs are not Affected Shares.

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

After having initially resolved to set the maximum level at 49.0%, the directors increased the maximum level to 49.9% on May 26, 1999, after the number of Affected Shares exceeded the initial limit. This maximum level could be reduced if it becomes necessary for the directors to exercise these powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADRs are listed. The relevant notice will specify the provisions of the Articles that apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The directors shall publish information as to the number of shares held by EU nationals annually.

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

As of June 30, 2009, EU nationals owned at least 53.4% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

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

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

•

Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has signed a tax treaty with Ireland (a “tax treaty country”) or (b) an EU member state other than Ireland;

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

Individual stockholders who are resident or ordinarily resident in Ireland are subject to income tax on the gross dividend at their marginal tax rate, but are entitled to a credit for the tax withheld by the company paying the dividend. The dividend will also be subject to the new income tax levy. An individual stockholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for such individuals on the amount of any dividend received from the Company.

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

Capital Gains Tax. A person who is either resident or ordinarily resident in Ireland will generally be liable for Irish capital gains tax on any gain realized on the disposal of the Ordinary Shares or ADSs. The current capital gains tax rate is 25%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the Ordinary Shares or ADSs.

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax (“CAT”) notwithstanding that the disposer (e.g., a donor) or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 25% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance or gift of the Ordinary Shares or ADSs is subject to both Irish CAT and foreign tax of a similar character, the foreign tax paid may in certain circumstances be credited in whole or in part against the Irish tax.

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (the Nasdaq is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs. A transfer of Ordinary Shares (including transfers effected through Euroclear U.K. & Ireland Limited) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008/9 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2009/10 taxable year.

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

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings’ Articles may be examined at its registered office and principal place of business at its Corporate Head Office, Dublin Airport, County Dublin, Ireland.

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

In executing its risk management strategy, Ryanair currently enters into forward contracts for the purchase of some of the jet fuel that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2009. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 44.1% and 36.4% of such expenses in fiscal years 2009 and 2008, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any excess of such fixed price over such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. See “Item 3. Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2009 Compared with Fiscal Year 2008—Fuel and Oil.” Ryanair has entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from April to December 2009 at prices equivalent to approximately $620 per metric ton. In addition, Ryanair has entered into forward jet fuel (jet kerosene) contracts covering approximately 60% of its estimated requirements for the period from January 2010 to March 2010 at prices equivalent to $610 per metric ton. While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized losses on outstanding forward agreements at March 31, 2009 and the unrealized gains at March 31, 2008, based on their fair values, amounted to €106.7 million and €6.0 million (gross of tax), respectively. Based on Ryanair’s fuel consumption for the 2009 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €1.1 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of fuel because the fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast fuel purchase is based on the fuel forward price, and in the 2009 fiscal year, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its fuel hedges in its income statements to date. In the 2009 fiscal year, the Company recorded a negative fair-value adjustment of €93.3 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2008 fiscal year, the Company recorded a positive fair-value adjustment of €5.3 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the Euro and U.K. pound sterling. The U.K. pound sterling and the Euro accounted for approximately 32% and 58%, respectively, of Ryanair’s total revenues in the 2009 fiscal year, as compared to approximately 38% and 53%, respectively, in the 2008 fiscal year. As Ryanair reports its results in Euro, the Company is not exposed to any material currency risk as a result of its Euro-denominated activities. Ryanair’s operating expenses are primarily denominated in Euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the Euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the Euro against the U.S. dollar positively impacts Ryanair’s operating income because the Euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the Euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling at the time Ryanair enters into U.S. dollar-denominated purchases. In general, Ryanair does not hedge its operating surpluses and shortfalls in currencies other than the U.S. dollar and the U.K. pound sterling.

Hedging associated with operating expenses. In the 2009 and 2008 fiscal years, the Company entered into a series of forward contracts, principally Euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2009, the total unrealized gain relating to these contracts amounted to €45.9 million, compared to an €88.5 million unrealized loss at March 31, 2008.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2009 fiscal year, the Company recorded a positive fair-value adjustment of €40.2 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a negative adjustment of €77.4 million in the 2008 fiscal year.

Hedging associated with capital expenditures. During the 2009 and 2008 fiscal years, the Company also entered into a series of U.K. pound sterling/U.S. dollar and Euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the U.K. pound sterling/U.S. dollar and Euro/U.S. dollar exchange rates. At March 31, 2009, the total unrealized gains relating to these contracts amounted to €144.0 million, while at March 31, 2008 unrealized losses amounted to €65.2 million. Under IFRS, in the 2009 fiscal year, the Company recorded positive fair-value adjustments of €143.3 million for cash-flow hedges and €0.7 million for fair-value hedges. Under IFRS, the Company generally accounts for these contracts as either cash-flow hedges or fair-value hedges. Fair-value hedges are recorded in the balance sheet at fair value. Any gains or losses arising on these instruments, as well as the related gain or loss on the underlying aircraft purchase commitment, are recorded in the balance sheet. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. Cash-flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair’s foreign currency contracts outstanding at March 31, 2009 would decrease by approximately €189.8 million (net of tax), all of which would ultimately impact earnings when such contracts mature.

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 135 of the 181 Boeing 737-800 aircraft in the fleet as of March 31, 2009 has been funded by bank financing in the form of loans supported by a loan guarantee from ExIm Bank (with respect to 109 aircraft), JOLCOs and commercial debt. With respect to these 135 aircraft, at March 31, 2009, the Company had outstanding cumulative borrowings under these facilities of €2,398.4 million with a weighted average interest rate of 3.77%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and

Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2009. At March 31, 2009, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €60.9 million (gross of tax), as compared with a loss of €42.4 million at March 31, 2008. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

The Company also enters into interest rate swaps to hedge against floating rental payments associated with certain aircraft financed through operating lease arrangements. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 12 of these leases into fixed-rate payments. At March 31, 2009, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of €23.9 million (gross of tax), as compared with a loss of €18.9 million at March 31, 2008. These financial instruments are, accordingly, recorded at fair value in the balance sheet and are subsequently re-measured to fair value through equity to the extent effective, with ineffectiveness recorded through the income statement. The Company has recorded no material level of ineffectiveness on these swaps as they have the same critical terms as the underlying item being hedged. Under IFRS, the Company accounts for all of its swaps as cash-flow hedges of variable rental payments or variable rate debt payments. At March 31, 2009, the Company recorded a total negative fair-value adjustment of €20.9 million (net of tax) relating to these arrangements, which was included within accumulated other comprehensive income, as compared with a €16.5 million negative fair-value adjustment at March 31, 2008. This loss will be realized within earnings over the period from the expected drawdown of the related financing (i.e., over a period of up to 12 years from March 31, 2009), with an increase in the related interest expense.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €21.3 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €17.3 million per year.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2009, under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2009.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ryanair Holdings plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Ryanair Holdings plc’s internal control over financial reporting based on our audit.

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

In our opinion, Ryanair Holdings plc maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ryanair Holdings plc and subsidiaries, as of March 31, 2009 and 2008, and the related consolidated income statements, cash flow statements and statements of recognised income and expense for each of the years in the three-year period ended March 31, 2009, and our report dated July 28, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland

July 28, 2009

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the 2009 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2009 and 2008:

	Year ended March 31,
	2009	2008
	(thousands)
Audit fees	€515	€510
Audit-related fees	9	6
Tax fees	249	200

Total fees	€773	€716

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

The following table details purchases by the Company of its Ordinary Shares in the 2009 fiscal year pursuant to its €200 million Ordinary Share buy-back program announced in February 2008:

Month / Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs (Including Purchase Costs)
	(Millions)		(Millions)	(€ Thousands)
April 1, 2008 to April 30, 2008	11.85	€2.76	11.85	166,938
May 1, 2008 to May 31, 2008	—	—	—	166,938
June 1, 2008 to June 30, 2008	—	—	—	166,938
July 1, 2008 to July 31, 2008	—	—	—	166,938
August 1, 2008 to August 31, 2008	—	—	—	166,938
September 1, 2008 to September 30, 2008	—	—	—	166,938
October 1, 2008 to October 31, 2008	6.25	€2.05	6.25	153,984
November 1, 2008 to November 30, 2008	—	—	—	153,984
December 1, 2008 to December 31, 2008	—	—	—	153,984
January 1, 2009 to January 31, 2009	—	—	—	153,984
February 1, 2009 to February 29, 2009	—	—	—	153,984
March 1, 2009 to March 31, 2009	—	—	—	153,984

Total (Year-end)	18.10	€2.51	18.10	153,984

See “Item 8. Financial Information—Other Information—Share Buy-Back Program” and “Item 9. The Offer and Listing—Trading Markets and Share Prices” for further information regarding the Company’s Ordinary Share buy-back program, pursuant to which all of the shares purchased by the Company and disclosed in the table above were purchased.

Item 16F.	Change in Registrant’s Certified Accountant

Not applicable.

Item 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Directors—Exemptions from Nasdaq Corporate Governance Rules” for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on Nasdaq.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

RYANAIR HOLDINGS PLC

Item 19.	Exhibits

1.1	Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report.

1.2	The total amount of long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10.0% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2002 (Commission file No. 000-29304)).

4.2	Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2005 (Commission file No. 000-29304)).

8.1	List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report or Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYANAIR HOLDINGS PLC

/s/ MICHAEL O’ LEARY
Name:	Michael O’Leary
Title:	Chief Executive Officer and Director

Date: July 28, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2009 and 2008, and the related consolidated income statements, cash flow statements and statements of recognised income and expense, for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and also IFRSs as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Dublin, Ireland

July 28, 2009

Consolidated Balance Sheets

		At March 31, 2009	At March 31, 2008
	Note	€000	€000
Non-current assets
Property, plant and equipment	2	3,644,824	3,582,126
Intangible assets	3	46,841	46,841
Available for sale financial assets	4	93,150	311,462
Derivative financial instruments	5	59,970	—

Total non-current assets		3,844,785	3,940,429

Current assets
Inventories	6	2,075	1,997
Other assets	7	91,053	169,580
Current tax	12	—	1,585
Trade receivables	8	41,791	34,178
Derivative financial instruments	5	129,962	10,228
Restricted cash	9	291,601	292,431
Financial assets: cash > 3 months		403,401	406,274
Cash and cash equivalents		1,583,194	1,470,849

Total current assets		2,543,077	2,387,122

Total assets		6,387,862	6,327,551

Current liabilities
Trade payables		132,671	129,289
Accrued expenses and other liabilities	10	905,715	919,349
Current maturities of debt	11	202,941	366,801
Current tax	12	425	—
Derivative financial instruments	5	137,439	141,711

Total current liabilities		1,379,191	1,557,150

Non-current liabilities
Provisions	13	71,964	44,810
Derivative financial instruments	5	54,074	75,685
Deferred tax	12	155,524	148,088
Other creditors	14	106,549	99,930
Non-current maturities of debt	11	2,195,499	1,899,694

Total non-current liabilities		2,583,610	2,268,207

Shareholders’ equity
Issued share capital	15	9,354	9,465
Share premium account	15	617,426	615,815
Capital redemption reserve	16	493	378
Retained earnings	16	1,777,727	2,000,422
Other reserves	16	20,061	(123,886)

Shareholders’ equity		2,425,061	2,502,194

Total liabilities and shareholders’ equity		6,387,862	6,327,551

The accompanying notes are an integral part of the financial information.

Consolidated Income Statements

		Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	Note	€000	€000	€000
Operating revenues
Scheduled revenues		2,343,868	2,225,692	1,874,791
Ancillary revenues	17	598,097	488,130	362,104

Total operating revenues—continuing operations	17	2,941,965	2,713,822	2,236,895

Operating expenses
Staff costs	18	(309,296)	(285,343)	(226,580)
Depreciation	2	(256,117)	(175,949)	(143,503)
Fuel and oil		(1,257,062)	(791,327)	(693,331)
Maintenance, materials and repairs		(66,811)	(56,709)	(42,046)
Marketing and distribution costs		(12,753)	(17,168)	(23,795)
Aircraft rentals		(78,209)	(72,670)	(58,183)
Route charges		(286,559)	(259,280)	(199,240)
Airport and handling charges		(443,387)	(396,326)	(273,613)
Other		(139,140)	(121,970)	(104,859)

Total operating expenses		(2,849,334)	(2,176,742)	(1,765,150)

Operating profit—continuing operations		92,631	537,080	471,745

Other income/(expenses)
Finance income		75,522	83,957	62,983
Finance expense	20	(130,544)	(97,088)	(82,876)
Foreign exchange gain/(losses)		4,441	(5,606)	(906)
Loss on impairment of available-for-sale financial asset	4	(222,537)	(91,569)	—
Gain on disposal of property, plant and equipment		—	12,153	91

Total other income/(expenses)		(273,118)	(98,153)	(20,708)

(Loss)/profit before tax		(180,487)	438,927	451,037
Tax on (loss)/profit on ordinary activities	12	11,314	(48,219)	(15,437)

(Loss)/profit for the year—all attributable to equity holders of parent		(169,173)	390,708	435,600

Basic earnings per ordinary share (Euro cents)	22	(11.44)	25.84	28.20
Diluted earnings per ordinary share (Euro cents)	22	(11.44)	25.62	27.97
Number of ordinary shares (in 000’s)	22	1,478,472	1,512,012	1,544,457
Number of diluted shares (in 000’s)	22	1,478,472	1,524,935	1,557,503

The accompanying notes are an integral part of the financial information.

Consolidated Cash Flow Statements

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Operating activities
(Loss)/profit before tax	(180,487)	438,927	451,037

Adjustments to reconcile (loss)/profit before tax to net cash provided by operating activities
Depreciation	256,117	175,949	143,503
(Increase)/decrease in inventories	(78)	423	1,002
(Increase)/decrease in trade receivables	(7,613)	(10,766)	6,497
Decrease/(increase) in other current assets	73,757	(35,899)	(51,386)
Increase in trade payables	3,382	2,046	27,039
Increase in accrued expenses	13,323	80,629	233,839
Increase/(decrease) in other creditors	6,619	(5,267)	75,351
Increase in maintenance provisions	19,017	14,071	11,997
(Gain) on disposal of property, plant and equipment	—	(12,153)	(91)
Loss on impairment of available-for-sale financial asset	222,537	91,569	—
Decrease/(increase) in interest receivable	4,770	(985)	48
(Increase)/decrease in interest payable	(3,457)	1,235	2,671
Retirement costs	(265)	432	588
Share based payments	3,757	10,925	3,935
Income tax refunded/(paid)	1,755	(47,234)	(5,194)

Net cash provided by operating activities	413,134	703,902	900,836

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(702,017)	(937,115)	(525,956)
Proceeds from sale of property, plant and equipment	314,205	150,042	495
Purchase of equities classified as available-for-sale	(4,225)	(58,114)	(344,917)
Decrease/(increase) in restricted cash	830	(33,623)	(54,768)
Decrease/(increase) in financial assets: cash > 3 months	2,873	186,500	(263,847)

Net cash used in investing activities	(388,334)	(692,310)	(1,188,993)

Financing activities
Shares purchased under share buy-back programme	(46,015)	(299,994)	—
Net proceeds from shares issued	1,615	8,403	11,234
Proceeds from long term borrowings	459,000	646,392	339,409
Repayments of long term borrowings	(327,055)	(241,963)	(155,071)

Net cash provided by financing activities	87,545	112,838	195,572

Increase/(decrease) in cash and cash equivalents	112,345	124,430	(92,585)
Cash and cash equivalents at beginning of year	1,470,849	1,346,419	1,439,004

Cash and cash equivalents at end of year	1,583,194	1,470,849	1,346,419

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Recognised Income and Expense

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Net actuarial (losses)/gains from retirement benefit plans	(7,507)	4,497	1,988
Cash flow hedge reserve-effective portion of fair value changes to derivatives
Effective portion of changes in fair value of cash-flow hedges	255,829	26,768	79,025
Net change in fair value of cash-flow hedges transferred to profit or loss	(115,639)	(129,960)	(32,920)

Net movements into cash flow hedge reserve	140,190	(103,192)	46,105
Net (decrease)/increase in fair value of available-for-sale asset	(222,537)	(140,495)	48,926
Impairment of available-for-sale asset written off to the income statement	222,537	91,569	—

Net movements (out of)/into available-for-sale financial asset	—	(48,926)	48,926

Total income and expenditure recognised directly in equity	132,683	(147,621)	97,019

(Loss)/profit for the year	(169,173)	390,708	435,600

Total recognised income and expense	(36,490)	243,087	532,619

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1	Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2009 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise set out below.

Business activity

Ryanair Limited and its subsidiaries (“Ryanair Limited”) has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair Limited. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the “Company”). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as “Ryanair Holdings plc” (or “we”, “our”, “us”, “Ryanair” or the “Company”) and currently operate a low-fares airline headquartered in Dublin, Ireland. All trading activity continues to be undertaken by the group of companies headed by Ryanair Limited.

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRSs”) as adopted by the EU, which are effective for the year ended and as at March 31, 2009. In addition to complying with its legal obligation to comply with IFRSs as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts, 1963 to 2006.

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

Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth in the critical accounting policies section below. Actual results may differ from estimates.

The Company believes that its critical accounting policies, which are those that require management’s most difficult, subjective and complex judgements, are those described in this section. These critical accounting policies, the judgements and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements.

Available-for-sale securities

The Company holds certain equity securities, which are classified as available-for-sale, and are measured at fair value, less incremental direct costs, on initial recognition. Such securities are classified as available-for-sale, rather than as an investment in an associate if the Company does not have the power to exercise significant influence over the investee. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised directly in equity. The fair values of available-for-sale securities are determined by reference to quoted prices at each reporting date. When an investment is de-recognised the cumulative gain or loss in equity is transferred to the income statement.

Such securities are considered to be impaired if there is objective evidence which indicates that there may be a negative influence on future cash flows. This includes where there is a significant or prolonged decline in the fair value below its cost. All impairment losses are recognised in the income statement and any cumulative loss in respect of an available-for-sale asset recognised previously in equity is also transferred to the income statement.

Long-lived assets

As of March 31, 2009, Ryanair had €3.6 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of market value, determined periodically, based on actual aircraft disposals during the year, agreements to sell further aircraft in future periods and current market valuations.

During the 2009 fiscal year accelerated depreciation of €51.6 million (2008: €10.6 million) arose in relation to aircraft disposals in such fiscal year and an agreement to dispose of aircraft at future dates (in fiscal year 2010).

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2009. Subsidiaries are entities controlled by us. Control exists when we have the power either directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

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

Property, plant and equipment

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Aircraft at March 31, 2009	Useful Life	Residual Value
Boeing 737-800s	138(a)	23 years from date of manufacture	15% of market value, determined periodically

(a)	The Company operated 181 aircraft as of March 31, 2009, of which 43 were leased.

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of market value, determined periodically, based on actual aircraft disposals during the year, agreements to sell further aircraft in future periods and current market valuations.

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years for Boeing 737-800 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalised and amortised over the shorter of the period to the next check or the remaining life of the aircraft.

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

During the 2009 fiscal year accelerated depreciation of €51.6 million (2008: €10.6 million) arose in relation to aircraft disposals in such fiscal year and an agreement to dispose of aircraft at future dates (in fiscal year 2010).

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

Intangible assets—landing rights

Intangible assets acquired are recognised to the extent it is considered probable that expected future benefits will flow to the Company and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalised at fair value at that date and are not amortised, where those rights are considered to be indefinite. The carrying values of those rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Company’s intangible assets has been recorded to date.

Other financial assets

Other financial assets (other than available-for-sale financial assets) comprise cash deposits of greater than three months’ maturity. All amounts are categorised as loans and receivables and are carried initially at fair value and then subsequently at amortised cost, using the effective interest method in the balance sheet.

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

The fair value of interest rate swaps is computed by discounting the projected cash flows on the Company’s swap arrangements to present value. The fair value of forward foreign exchange contracts and commodity contracts is determined based on the present value of the quoted forward price. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

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

Cash and cash equivalents

Cash represents cash held at banks and available on demand, and is categorised as “loans and receivables.”

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months. Deposits with maturities greater than three months are recognised as short-term investments, are categorised as loans and receivables and are carried initially at fair value and then subsequently at amortised cost, using the effective-interest method.

Interest-bearing loans and borrowings

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

Other leases are operating leases and the associated leased assets are not recognised on the Company’s balance sheet. Expenditure arising under operating leases is charged to the income statement as incurred. The Company also enters into sale-and-leaseback transactions whereby it sells the rights to acquire an aircraft to an external party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal where the price achieved is not considered to be at fair value is spread over the period during which the asset is expected to be used. The profit or loss amount deferred is included within “other creditors” and divided into components of greater or less than one year.

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

In relation to legal matters, we develop estimates in consultation with outside legal counsel handling our defence in these matters, using the current facts and circumstances known to us. The factors that we consider in developing our legal provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the subject matter of the litigation, the likelihood of settlement and current state of settlement discussions, if any.

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

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, “Presentation of Financial Statements”.

Expenses are classified and presented in accordance with the nature-of-expenses method. We disclose separately on the face of the income statement, within other income and expense, losses on the impairment of available-for-sale financial assets and gains or losses on disposal of property, plant and equipment. The nature of the Company’s available-for-sale asset is that of a financial investment; accordingly any impairment of the investment is categorised as finance expense and included in other income/(expense) as a separate line item. The presentation of gains or losses on the disposal of property, plant and equipment within other income/(expense) accords with industry practice.

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

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the share options on the date of the grant. The grant measurement date is the date that a shared understanding of the terms of the award is established between the Company and the employee. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. To the extent that service is provided prior to the grant measurement date, the fair value of the share options is initially estimated and re-measured at each balance sheet date until the grant measurement date is achieved. The fair value of the options granted is determined using a binomial lattice option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

On transitioning to IFRS for the first time in the 2006 fiscal year the Company made use of the transition provisions in IFRS 1 for share-based payments by only applying the fair value calculation to share option grants that were made after November 7, 2002, but which had not vested by January 1, 2005.

Pensions and other post-retirement obligations

The Company provides certain employees with post-retirement benefits in the form of pensions. The Company operates a number of defined contribution and defined benefit pension schemes.

Costs arising in respect of the Company’s defined contribution pension schemes (where fixed contributions are paid into the scheme and there is no legal or constructive obligation to pay further amounts) are charged to the income statement in the period in which they are incurred. Any contributions unpaid at the balance sheet date are included as a liability.

A defined benefit plan is a post-employment benefit plan other than a defined-contribution plan. The liabilities and costs associated with the Company’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of each scheme’s liabilities are determined by reference to market yields at the balance sheet date of high quality corporate bonds in the same currency and term that is consistent with those of the associated pension obligations. The net surplus or deficit arising on the Company’s defined-benefit schemes is shown within non-current assets or liabilities on the balance sheet. The deferred tax impact of any such amount is disclosed separately within deferred tax.

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

Prospective accounting changes, new standards and interpretations not yet adopted

The following legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been adopted in these consolidated financial statements, will impact the Company’s financial reporting in future periods. To the extent applicable, they will be adopted in future consolidated financial statements.

•

IFRS 3 (Revised), “Business Combinations” (together with Amended IAS 27, “Consolidated and Separate Financial Statements”) (effective for new acquisitions occurring in financial years beginning on or after July 1, 2009). These standards deals with how an acquirer recognises, measures, and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Company will be dependent on the nature of any future acquisitions.

•

IFRS 8, “Operating Segments” was issued in November 2006 replacing IAS 14, “Segmental Reporting” (effective for fiscal periods beginning on or after January 1, 2009). IFRS 8 changes the basis for identifying operating segments. It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision-maker in order to allocate resources to the segments and assess their performance. IAS 14 required identification of two sets of segments—one based on related products and services, and the other on geographical areas. IFRS 8 instead requires additional disclosures around identifying segments and their products and services. The introduction of this standard is likely to impact the Company’s segmental reporting although this impact is not expected to be significant.

•

IAS 23, “Borrowing Costs” (revised March 2007 and effective for fiscal periods beginning on or after January 1, 2009). This standard requires an entity to capitalise borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, as part of the cost of that asset. The impact on the Company’s reporting is not expected to be significant.

•

Amendment to IFRS 2, “Share-based payments: vesting conditions and cancellations” (effective for fiscal periods beginning on or after January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. The introduction of this amendment will impact the Company’s reporting although this impact is not expected to be significant.

•

Amendment to IAS 1, “Presentation of Financial Statements—a revised presentation” (effective for fiscal periods beginning on or after January 1, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will impact the presentation of the financial statements of the Company, however, this impact is not expected to be significant.

•	Amendment to IAS 27, “Consolidated and Separate Financial Statements” (effective for fiscal periods beginning on or after July 1, 2009). The objective of this amendment (already discussed above in the specific context of acquisitions) is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The introduction of this amendment will impact the Company’s reporting although this impact is not expected to be significant.

•

Amendment to IAS 32, “Puttable Financial Instruments and Obligations arising on Liquidation” and IAS 1—(effective for fiscal periods beginning on or after January 1, 2009). This amendment changes the classification from liabilities to equity of (a) some puttable financial instruments and (b) some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is not expected to impact the Company.

•

Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” (effective for fiscal periods beginning on or after July 1, 2009) clarifies how existing principles underlying hedge accounting should be applied in two particular situations: (a) in the designation of a one-sided risk in a hedged item; and (b) in the designation of inflation in a financial hedged item. The introduction of this amendment is not expected to have a material impact on the Company’s financial position or results of operations.

•

IFRIC 15, “Agreements for the Construction of Real Estate” (effective for fiscal periods beginning on or after January 1, 2009). This interpretation provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11, “Construction Contracts,” or IAS 18, “Revenue,” and when revenue from the construction should be recognised. The introduction of this interpretation will not have an impact on the Company’s financial position or results of operations.

•

IFRIC 16, “Hedges of a Net Investment in a Foreign Operation” (effective for fiscal periods beginning on or after October 1, 2008). The IFRIC provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements, where an entity wishes to qualify for hedge accounting in accordance with IAS 39. It does not apply to other types of hedge accounting. This interpretation will not have an impact on the Company’s financial position or results of operations.

•

IFRIC 17, “Distributions of Non-cash Assets to Owners” (effective for fiscal periods beginning on or after July 1, 2009), which excludes common control transactions from its scope, clarifies that a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity; an entity should measure the dividend payable at the fair value of the net assets to be distributed; and an entity should recognise the difference between the dividend paid and the carrying amount of the net assets that are being distributed as a profit/loss in the income statement. This interpretation will not have an impact on the Company’s reporting.

•

IFRIC 18, “Transfer of Assets from Customers” (effective for fiscal periods beginning on or after July 1, 2009). IFRIC 18 applies to agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. When the item of property, plant and equipment transferred to a customer meets the definition of an asset from the perspective of the recipient, the recipient must recognise the asset in its financial statements. If the customer continues to control the transferred item, the asset definition would not be met even if ownership of the asset is transferred to the utility or other recipient entity. This interpretation is not expected to have an impact on the Company’s reporting.

•

On May 22, 2008 the IASB published the “Improvements to International Financial Reporting Standards 2008,” which contains 24 amendments to IFRSs that result in accounting changes for presentation, recognition or measurement purposes and 11 terminology or editorial amendments that will have only minimal or no effects on accounting. All amendments are effective for fiscal periods beginning on or after January 1, 2009, except for the amendment to IFRS 5, “Non-current assets held for sale and discontinued operations—plans to sell a controlling interest in a subsidiary,” which is effective for fiscal periods beginning on or after July 1, 2009. None of these amendments are expected to have a significant impact on Ryanair’s financial statements

•

On April 16, 2009 the IASB published its second annual improvements project, “Improvements to International Financial Reporting Standards 2009,” which comprises 15 amendments to 12 standards, namely IFRS 2, 5 and 8; IAS 1, 7, 17, 18, 36, 38, 39; and IFRIC 9 and 16. Effective dates are dealt with on a standard-by-standard basis. None of these amendments are expected to have a significant impact on Ryanair’s financial statements.

Reclassifications

Certain items in the consolidated financial statements for prior periods have been reclassified to conform to current classifications. The Company has undertaken reclassifications in its comparative balance sheet and note disclosures as at and for the 2008 fiscal year as follows:

(a)	A reclassification of €2.0 million was effected from “other creditors” to “provisions,” both within non-current liabilities, reflecting the present value of the Company’s net pension obligations.

(b)	A reclassification of €23.1 million was effected from the capital redemption reserve fund to share premium, both within shareholders’ equity, related to the share buy-back, such that the capital redemption reserve reflects the nominal value (rather than the nominal value plus share premium as had previously been reported) of the shares that were acquired and cancelled in the period; and

(c)	The key management personnel compensation disclosure included in Note 26 to the financial statements has been amended to include €2.3 million associated with share-based compensation expense attributable to key management personnel and the executive director’s fees and emoluments of €1.2 million previously set out in Note 19 to the consolidated financial statements.

2	Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€000	€000	€000	€000	€000	€000
(i) Year ended March 31, 2009
Cost
At March 31, 2008	4,149,712	25,886	11,875	16,835	1,866	4,206,174
Additions in year	637,023	12,615	3,425	3,364	221	656,648
Disposals in year	(566,213)	—	(83)	—	—	(566,296)

At March 31, 2009	4,220,522	38,501	15,217	20,199	2,087	4,296,526

Depreciation
At March 31, 2008	597,202	5,482	7,696	12,370	1,298	624,048
Charge for year	249,500	1,552	2,221	2,433	411	256,117
Eliminated on disposals	(228,417)	—	(46)	—	—	(228,463)

At March 31, 2009	618,285	7,034	9,871	14,803	1,709	651,702

Net book value
At March 31, 2009	3,602,237	31,467	5,346	5,396	378	3,644,824

(ii) Year ended March 31, 2008
Cost
At March 31, 2007	3,362,360	23,037	9,954	13,247	1,609	3,410,207
Additions in year	954,291	2,849	1,921	3,588	257	962,906
Disposals in year	(166,939)	—	—	—	—	(166,939)

At March 31, 2008	4,149,712	25,886	11,875	16,835	1,866	4,206,174

Depreciation
At March 31, 2007	486,682	4,359	5,846	10,910	905	508,702
Charge for year	171,123	1,123	1,850	1,460	393	175,949
Eliminated on disposals	(60,603)	—	—	—	—	(60,603)

At March 31, 2008	597,202	5,482	7,696	12,370	1,298	624,048

Net book value
At March 31, 2008	3,552,510	20,404	4,179	4,465	568	3,582,126

At March 31, 2009, aircraft with a net book value of €3,163.3 million (March 31, 2008: €3,061.5 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2009, the cost and net book value of aircraft includes €405.3 million (March 31, 2008: €469.8 million) in respect of advance payments and options on aircraft. This amount is not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts. Aircraft assets also include the fair value of certain foreign currency for firm commitments to buy aircraft, which are permitted to be included within the Company’s balance sheet for fair-value hedges undertaken in respect of these commitments, amounting to €0.7 million (March 31, 2008: €27.2 million).

The net book value of assets held under finance leases at March 31, 2009 and 2008 was €435.5 million and €316.0 million respectively.

There were 16 (2008: six) Boeing 737-800 aircraft disposed of during the year, and there is an agreement to dispose of a further three aircraft at future dates in 2010. The sale proceeds from the 16 aircraft sold and deposits received in respect of future aircraft disposals in aggregate amounted to €314.2 million, (2008: €150.0 million).

During the 2009 fiscal year accelerated depreciation of €51.6 million (2008: €10.6 million) arose in relation to aircraft disposals in financial year 2009 and the agreement to dispose of aircraft at future dates in financial year 2010.

3	Intangible assets

	At March 31,
	2009	2008
	€000	€000
Landing rights	46,841	46,841

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted using a rate that reflects management’s estimate of the long-term pre-tax return on capital employed for its scheduled airline business, estimated to be 3.48% for 2009 and 5.4% for 2008.

4	Available-for-sale financial assets

	At March 31,
	2009	2008
	€000	€000
Investment in Aer Lingus	93,150	311,462

During the 2009 fiscal year the Company acquired a further stake in Aer Lingus plc., an Irish airline, at a cost of €4.2 million (2008: €58.1 million), bringing Ryanair’s total holding in Aer Lingus to 29.8% (2008: 29.3%). The balance sheet value of €93.2 million (2008: €311.5 million) reflects the market value of this investment as at March 31, 2009. In accordance with the Company’s accounting policy, these assets are held at fair value with a corresponding adjustment to equity following initial acquisition. All impairment losses are recognised in the income statement and any cumulative loss previously recognised in equity is transferred to the income statement once an impairment is considered to have occurred. During the year, the Company recorded an impairment charge of €222.5 million (2008: €91.6 million) on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over the entity.

The Company’s determination that it does not have any influence over Aer Lingus has been based on the following factors, in particular:

(i)	Ryanair does not have any representation on the Aer Lingus board of directors, nor does it have a right to appoint a director;

(ii)	Ryanair does not participate in Aer Lingus’ policy-making decisions, nor does it have a right to participate in such policy-making decisions;

(iii)	There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies;

(iv)	Aer Lingus and its principal shareholders (Irish government: 25.1%; Employee Share Ownership Plan: 14.2%) have openly opposed Ryanair’s investment or participation in the company;

(v)	On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007); and

(vi)	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated 11th October 2007).

On December 1, 2008 Ryanair made a second offer to acquire 70.2% of the ordinary shares of Aer Lingus plc that it does not already own. However, the Company was unable to secure the shareholders’ support and accordingly on January 28, 2009 withdrew its offer for Aer Lingus.

5.	Derivative financial instruments

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and objectives of the Company, which include controls over the procedures used to manage the main financial risks arising from the Company’s operations. Such risks comprise commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks. These instruments include borrowings, cash deposits and derivatives (principally jet fuel derivatives, interest rate swaps and forward foreign exchange contracts). It is the Company’s policy that no speculative trading in financial instruments takes place.

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2009, the Company had hedged approximately 75% of its fuel exposure for the year ending March 31, 2010. In the prior financial year, due to fundamental changes in the global energy markets, the Company had adopted a more selective approach to fuel hedging, with approximately 2% of its fuel exposure hedged for the 2009 fiscal year at March 31, 2008.

Foreign currency risk in relation to the Company’s trading operations largely arises in relation to non-Euro currencies. These currencies are primarily U.K. pound sterling and the U.S. dollar. The Company manages this risk by matching sterling revenues against sterling costs. Surplus sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and excess pounds sterling are converted into Euro. Additionally, the Company swaps Euro for U.S. dollars using forward currency contracts to cover any expected dollar outflows for these costs.

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash—subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral to mitigate certain counterparty risk of fluctuations on certain derivative and other financing arrangements (restricted cash). At March 31, 2009, such restricted cash amounted to €291.6 million (March 31, 2008: €288.0 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

The Company utilises a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Company’s balance sheet and have been utilised to hedge against these particular risks arising in the normal course of the Company’s business. All have been designated as hedges for the purposes of IAS 39 and are fully set out below.

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2009	2008
	€000	€000
Current assets
Gains on fair-value hedging instruments—maturing within one year	664	—
Gains on cash-flow hedging instruments—maturing within one year	129,298	10,228

	129,962	10,228

Non-current assets
Gains on cash flow hedging instruments—maturing after one year	59,970	—

	59,970	—

Total derivative assets	189,932	10,228

Current liabilities
Losses on fair value hedging instruments—maturing within one year	—	(44,380)
Losses on cash flow hedging instruments—maturing within one year	(137,439)	(97,331)

	(137,439)	(141,711)

Non-current liabilities
Losses on fair value hedging instruments—maturing after one year	—	(324)
Losses on cash flow hedging instruments—maturing after one year	(54,074)	(75,361)

	(54,074)	(75,685)

Total derivative liabilities	(191,513)	(217,396)

Net derivative financial instrument position at year-end	(1,581)	(207,168)

All of the above gains and losses were unrealised at the period-end.

The gains/(losses) on the hedged item attributable to the hedged risk for fair-value hedges of €0.7 million associated with foreign currency on aircraft firm commitments (2008: €27.2 million included within current liabilities of €44.4 million) are matched by the gains/(losses) recognised in relation to the fair value of hedging instruments of the same amount in the above table, due to the effectiveness of the Company’s hedge arrangements. The gains/(losses) on the aircraft firm commitments are recognised within property, plant and equipment as disclosed in Note 2 to the consolidated financial statements.

The table above includes the following derivative arrangements:

	Fair value 2009	Fair value 2008
	€000	€000
Interest rate swaps(a)
Less than one year	(30,730)	(10,492)
Between one and five years	(49,833)	(38,330)
After five years	(4,240)	(10,705)

	(84,803)	(59,527)

Foreign currency forward contracts(a)
Less than one year	129,962	(127,006)
Between one and five years	59,970	(26,379)
After five years	—	(271)

	189,932	(153,656)

Commodity forward contracts
Less than one year	(106,710)	6,015

	(106,710)	6,015

Net derivative position at year end	(1,581)	(207,168)

(a)	Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the financial statements.

Interest rate swaps are primarily used to convert a portion of the Company’s floating rate exposures on borrowings and operating leases into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt or lease being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted variable interest payments and rentals due on the Company’s underlying debt and operating leases and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current and preceding years.

Foreign currency forward contracts are utilised in a number of ways: forecast U.K. pounds sterling and Euro revenue receipts are converted into U.S. dollars to hedge against forecasted U.S. dollar payments principally for jet fuel, insurance, capital expenditure and other aircraft related costs. These are classified as either cash-flow or fair-value hedges of forecasted and committed U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows and fair values arising from the fluctuation in the U.S. dollar to pounds sterling and Euro exchange rates for the forecast and committed U.S. dollar purchases. Because the timing of anticipated payments and the settlement of the related derivatives is very closely coordinated, no ineffectiveness has been recorded for these foreign currency forward contracts in the current or preceding years (the underlying hedged items and hedging instruments have been consistently closely matched).

The Company also utilises jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Company’s forecasted fuel purchases, and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These are classified as cash-flow hedges of forecast fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. No ineffectiveness has been recorded on these arrangements in the current or preceding years.

The following table indicates the periods in which cash flows associated with derivatives that are designated as cash-flow hedges are expected to occur:

	Expected Cash flows	2010	2011	2012	2013	Thereafter
	€000	€000	€000	€000	€000	€000
At March 31, 2009
Interest rate swaps	(84,803)	(30,730)	(27,606)	(11,919)	(7,724)	(6,824)
U.S. dollar currency forward contracts	189,268	129,298	38,608	21,187	92	83
Commodity forward contracts	(106,710)	(106,710)	—	—	—	—

	(2,245)	(8,142)	11,002	9,268	(7,632)	(6,741)

	Expected Cash flows	2009	2010	2011	2012	Thereafter
	€000	€000	€000	€000	€000	€000
At March 31, 2008
Interest rate swaps	(59,527)	(10,492)	(15,076)	(12,342)	(6,623)	(14,994)
U.S. dollar currency forward contracts	(108,952)	(82,303)	(20,437)	(4,468)	(1,190)	(554)
Commodity forward contracts	6,015	6,015	—	—	—	—

	(162,464)	(86,780)	(35,513)	(16,810)	(7,813)	(15,548)

The following table indicates the amounts that were removed from equity and included in the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	2009	2008	2007
	€000	€000	€000
Commodity forward contracts
Recognised in fuel and oil operating expenses, net of tax	(94,699)	144,271	(58,441)
Interest rate swaps
Recognised in finance expense, net of tax	(10,510)	(13,862)	(20,437)
Foreign currency forward contracts
Recognised in fuel and oil operating expenses, net of tax	(10,430)	(260,369)	45,958

	(115,639)	(129,960)	(32,920)

6	Inventories

	At March 31,
	2009	2008
	€000	€000
Consumables	2,075	1,997

In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.

7	Other assets

	At March 31,
	2009	2008
	€000	€000
Prepayments	67,185	121,555
Interest receivable	5,244	10,014
Refundable deposits	15,801	34,104
Value Added Tax recoverable	2,823	3,907

	91,053	169,580

All amounts fall due within one year.

8	Trade receivables

	At March 31,
	2009	2008
	€000	€000
Trade receivables	41,928	34,315
Provision for impairment	(137)	(137)

	41,791	34,178

All amounts fall due within one year.

The movement in the provision for trade receivable impairments is as follows:

	Balance at beginning of year	Additions charged to expenses	Write-offs	Balance at end of year
	€000	€000	€000	€000
Year ended March 31, 2009	137	—	—	137
Year ended March 31, 2008	188	—	(51)	137

No customers accounted for more than 10% of our accounts receivable at March 31, 2009. The following customers accounted for more than 10% of our accounts receivable at March 31, 2008:

	At March 31,
	2009	2008
	€000	€000
Travelscape	—	16%

At March 31, 2009 €0.7 million (2008: €0.7 million) of our total accounts receivable balance was past due, of which €0.1 million (2008: €0.1 million) was impaired and provided for and €0.6 million (2008: €0.6 million) was considered past due but not impaired.

9	Restricted cash

Restricted cash consists of €291.6 million (2008: €288.4 million) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Company. In the prior year ended March 31, 2008 a further €4.0 million was held in escrow relating to an ongoing legal proceeding. This amount was released from escrow during the current year upon the successful outcome of the legal proceeding. See details of this matter in Note 23 to the consolidated financial statements.

10	Accrued expenses and other liabilities

	At March 31,
	2009	2008
	€000	€000
Accruals	226,322	283,374
Taxation	231,877	230,970
Unearned revenue	447,516	405,005

	905,715	919,349

Taxation above comprises:

	At March 31,
	2009	2008
	€000	€000
PAYE (payroll taxes)	3,923	5,313
Other tax (principally air passenger duty)	227,954	225,657

	231,877	230,970

11	Financial instruments and financial risk management

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

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in Note 5 to the consolidated financial statements.

(a)	Financial assets and financial liabilities—fair values

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2009 and 2008 were as follows:

	Available For Sale	Cash Flow Hedges	Fair Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€000	€000	€000	€000	€000	€000
At March 31, 2009
Available-for-sale financial assets	93,150	—	—	—	93,150	93,150
Cash and cash equivalents	—	—	—	1,583,194	1,583,194	1,583,194
Financial asset: cash > 3 months	—	—	—	403,401	403,401	403,401
Restricted cash	—	—	—	291,601	291,601	291,601
Derivative financial instruments
—FX on aircraft purchase firm commitments	—	—	664	—	664	664
—U.S. dollar currency forward contracts	—	189,268	—	—	189,268	189,268
Trade receivables	—	—	—	41,791	41,791	41,791

Total financial assets at March 31, 2009	93,150	189,268	664	2,319,987	2,603,069	2,603,069

At March 31, 2008
Available-for-sale financial assets	311,462	—	—	—	311,462	311,462
Cash and cash equivalents	—	—	—	1,470,849	1,470,849	1,470,849
Financial asset: cash > 3 months	—	—	—	406,274	406,274	406,274
Restricted cash	—	—	—	292,431	292,431	292,431
Derivative financial instruments
—FX on aircraft purchase firm commitments	—	—	27,252	—	27,252	27,252
—U.S. dollar currency forward contracts	—	4,213	—	—	4,213	4,213
—Jet fuel derivative contracts	—	6,015	—	—	6,015	6,015
Trade receivables	—	—	—	34,178	34,178	34,178

Total financial assets at March 31, 2008	311,462	10,228	27,252	2,203,732	2,552,674	2,552,674

The carrying value and fair value of the Company’s financial liabilities by class and category were as follows:

	Amortised Cost	Cash Flow Hedges	Fair Value Hedges	Total Carrying Value	Total Fair Value
	€000	€000	€000	€000	€000
At March 31, 2009
Long-term debt	2,398,440	—	—	2,398,440	2,398,194
Derivative financial instruments
—Interest rate swaps	—	84,803	—	84,803	84,803
—Jet fuel derivative contracts	—	106,710	—	106,710	106,710
Trade payables	132,671	—	—	132,671	132,671
Accrued expenses	226,322	—	—	226,322	226,322

Total financial liabilities at March 31, 2009	2,757,433	191,513	—	2,948,946	2,948,700

At March 31, 2008
Long-term debt	2,266,495	—	—	2,266,495	2,278,774
Derivative financial instruments
—Interest rate swaps	—	59,527	—	59,527	59,527
—U.S. dollar currency forward contracts	—	113,165	44,703	157,868	157,868
Trade payables	129,289	—	—	129,289	129,289
Accrued expenses	283,374	—	—	283,374	283,374

Total financial liabilities at March 31, 2008	2,679,158	172,692	44,703	2,896,553	2,908,832

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

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant rates of interest applicable (including credit spreads) at March 31, 2009 and March 31, 2008, which would be payable to a third party to assume the obligations.

Derivatives—interest rate swaps: Discounted cash-flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash-flow analyses are based on estimated future interest rates.

Derivatives—currency forwards and aircraft fuel contracts: a comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2009 and March 31, 2008 has been made.

(b)	Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2009	2008
	€000	€000
Jet fuel forward contracts—fair value	(106,710)	6,015

All of the above commodity contracts mature within the year and are matched against highly probable forecast fuel purchases.

(c)	Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2009, the Company had total borrowings of €2,398.4 million (March 31, 2008: €2,266.5 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 109 Boeing 737-800 “next generation” aircraft (2008: 107). The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to 20 aircraft held under finance leases (2008: 14), 6 aircraft financed by way of other commercial debt (2008: 6) and aircraft simulators. The three remaining aircraft in Ryanair’s fleet at March 31, 2009, which the Company had agreed to dispose of at future dates in 2010 (see Note 2 to the consolidated financial statements), were owned free and clear of financing-related encumbrances.

The maturity profile of the Company’s financial liabilities at March 31, 2009 was as follows:

	Weighted average fixed rate	2010	2011	2012	2013	Thereafter	Total
	(%)	€000	€000	€000	€000	€000	€000
Fixed rate
Secured long term-debt	5.81%	999	999	999	—	—	2,997
Debt swapped from floating to fixed	5.96%	63,301	64,835	66,402	68,006	214,558	477,102

Secured long-term debt after swaps	5.96%	64,300	65,834	67,401	68,006	214,558	480,099
Finance leases	2.63%	—	—	—	—	187,001	187,001

Total fixed rate debt		64,300	65,834	67,401	68,006	401,559	667,100

Floating rate
Secured long-term debt		170,874	176,427	182,281	188,389	1,089,637	1,807,608
Debt swapped from floating to fixed		(63,301)	(64,835)	(66,402)	(68,006)	(214,558)	(477,102)

Secured long-term debt after swaps	2.12%	107,573	111,592	115,879	120,383	875,079	1,330,506
Finance leases	2.63%	31,068	32,499	33,997	35,562	267,708	400,834

Total floating rate debt	2.20%	138,641	144,091	149,876	155,945	1,142,787	1,731,340

Total financial liabilities		202,941	209,925	217,277	223,951	1,544,346	2,398,440

All of the above debt maturing after 2013 will mature between 2013 and 2022.

The maturity profile of the Company’s financial liabilities at March 31, 2008 was as follows:

	Weighted average fixed rate	2009	2010	2011	2012	Thereafter	Total
	(%)	€000	€000	€000	€000	€000	€000
Fixed rate
Secured long term-debt	5.17%	202,776	37,103	8,630	9,048	19,803	277,360
Debt swapped from floating to fixed	5.92%	66,072	67,719	69,391	71,102	296,265	570,549

Secured long-term debt after swaps	5.67%	268,848	104,822	78,021	80,150	316,068	847,909
Finance leases	2.63%	—	—	—	—	127,531	127,531

Total fixed rate debt		268,848	104,822	78,021	80,150	443,599	975,440

Floating rate
Secured long-term debt		142,882	147,607	152,455	157,430	978,461	1,578,835
Debt swapped from floating to fixed		(66,072)	(67,719)	(69,391)	(71,102)	(296,265)	(570,549)

Secured long-term debt after swaps	4.52%	76,810	79,888	83,064	86,328	682,196	1,008,286
Finance leases	5.13%	21,143	22,120	23,142	24,210	192,154	282,769

Total floating rate debt	4.65%	97,953	102,008	106,206	110,538	874,350	1,291,055

Total financial liabilities		366,801	206,830	184,227	190,688	1,317,949	2,266,495

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2009	2008
	€000	€000
Balance at start of year	2,266,495	1,862,066
Loans raised to finance aircraft	459,000	646,392
Repayments of amounts borrowed	(327,055)	(241,963)

Balance at end of year	2,398,440	2,266,495

Less than one year	202,941	366,801
More than one year	2,195,499	1,899,694

	2,398,440	2,266,495

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2010	2011	2012	2013	Thereafter
		€000	€000	€000	€000	€000	€000	€000
At March 31, 2009
Long term debt and finance leases
—Fixed rate debt	5.96%	667,100	826,644	96,581	94,173	91,753	88,332	455,805
—Floating rate debt	2.20%	1,731,340	1,975,961	179,525	181,620	183,904	186,342	1,244,570

		2,398,440	2,802,605	276,106	275,793	275,657	274,674	1,700,375
Derivative financial instruments
—Interest rate swaps		84,803	92,345	22,014	25,212	19,584	10,925	14,610
—Jet fuel—derivative contracts		106,710	106,710	106,710	—	—	—	—
Trade payables		132,671	132,671	132,671	—	—	—	—
Accrued expenses		226,322	226,322	226,322	—	—	—	—

Total at March 31, 2009		2,948,946	3,360,653	763,823	301,005	295,241	285,599	1,714,985

		Total Carrying Value	Total Contractual Cash flows	2009	2010	2011	2012	Thereafter
		€000	€000	€000	€000	€000	€000	€000
At March 31, 2008
Long term debt and finance leases
—Fixed rate debt	5.67%	975,440	1,186,740	318,437	147,939	107,842	105,328	507,194
—Floating rate debt	4.65%	1,291,055	1,656,045	157,506	156,853	156,077	155,341	1,030,268

		2,266,495	2,842,785	475,943	304,792	263,919	260,669	1,537,462
Derivative financial instruments
—Interest rate swaps		59,527	52,364	13,241	12,704	10,975	5,602	9,842
—U.S. dollar currency forward contracts—gross cash outflows		157,868	2,148,940	1,366,717	600,065	148,009	28,771	5,378
—U.S. dollar currency forward contracts—gross cash inflows		—	(1,961,096)	(1,225,310)	(565,563)	(138,905)	(26,640)	(4,678)
Trade payables		129,289	129,289	129,289	—	—	—	—
Accrued expenses		283,374	283,374	283,374	—	—	—	—

Total at March 31, 2008		2,896,553	3,495,656	1,043,254	351,998	283,998	268,402	1,548,004

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2009, all of the Company’s cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 1.84% (March 31, 2008: 4.51%).

	March 31, 2009		March 31, 2008
	Within 1 year	Total	Within 1 year	Total
	€000	€000	€000	€000
Financial assets:
Cash and cash equivalents	1,583,194	1,583,194	1,470,849	1,470,849
Cash > 3 months	403,401	403,401	406,274	406,274
Restricted cash	291,601	291,601	292,431	292,431

Total financial assets	2,278,196	2,278,196	2,169,554	2,169,554

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependant on the principal amounts on deposit.

As described in Note 4 to the consolidated financial statements, the Company also held €93.1 million of an equity investment in Aer Lingus at March 31, 2009 (2008: €311.5 million). This has no fixed maturity and is not interest bearing.

(d)	Foreign currency risk

The Company has exposure to various foreign currencies (principally U.K. pounds sterling and U.S. dollars) due to the international nature of its operations. The Company manages this risk by matching U.K. pound sterling revenues against U.K. pound sterling costs. Any remaining unmatched U.K. pound sterling revenues are used to fund U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance and capital expenditure costs or are sold for Euro. The Company also sells Euro forward to cover certain U.S. dollar costs. Further details of the hedging activity carried out by the Company are disclosed in Note 5 to the consolidated financial statements.

The following table shows the net amount of monetary assets of the Company that are not denominated in Euro at March 31, 2009 and March 31, 2008. Such amounts have been translated using the following year-end foreign currency rates in 2009: €/£: 0.9308; €/$: 1.3308 (2008: €/£: 0.7958; €/$: 1.5812)

	March 31, 2009			March 31, 2008
	GBP	U.S.$	Euro equiv.	GBP	U.S.$	Euro equiv.
	£000	$000	€000	£000	$000	€000
Monetary assets
GBP cash and liquid resources	24,434	—	26,251	48,453	—	60,886
USD cash and liquid resources	—	13,900	10,445	—	7,104	4,493

	24,434	13,900	36,696	48,453	7,104	65,379

All of the Company’s financial liabilities are denominated in Euro.

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2009 and at March 31, 2008:

	March 31, 2009		March 31, 2008
	U.S.$	Euro equiv.	U.S.$	Euro equiv.
	$000	€000	$000	€000
Currency forward contracts
U.S. dollar currency forward contracts
—for fuel purchases	1,780,064	1,268,823	1,434,435	1,011,698
—for aircraft sales	(101,500)	(75,832)	(105,000)	(70,896)
—for aircraft purchases	1,464,000	984,970	1,771,449	1,208,137

	3,142,564	2,177,961	3,100,884	2,148,939

(e)	Equity risk

The Company has exposure to equity price risk primarily in relation to its 29.8% investment in Aer Lingus. The Company does not have significant influence over Aer Lingus and accordingly, this investment is classified as an available-for-sale financial asset rather than an investment in an associate.

(f)	Credit risk

The Company holds significant cash balances, which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of market-based ratings, Tier 1 capital and credit default swaps and by taking into account bank counterparties’ systemic importance to the financial systems of their home countries. The Company typically enters into deposits and derivative contracts with parties that have at least an “A” or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Company typically does not enter into deposits with a duration of more than 12 months.

The Company’s revenues derive principally from airline travel on scheduled services, car hire and in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2009 €0.7 million (2008: €0.7 million) of our total accounts receivable balance was past due, of which €0.1 million (2008: €0.1 million) was impaired and provided for and €0.6 million (2008: €0.6 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

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

The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2009 of €2,278.2 million (March 31, 2008: €2,169.6 million). During the year, the Company funded €702.0 million in purchases of property, plant and equipment and a €46.0 million share buy-back programme. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related financing structures.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2010 fiscal year.

(h)	Guarantees

Details of the Company’s guarantees and the related accounting have been disclosed in Note 23 to the financial statements.

(i)	Sensitivity analysis

(i)

Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2009, a plus or minus one percentage point movement in interest rates would result in a respective increase or decrease of €2.4 million (net of tax) in the interest charge in the income statement. All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt. A 1% movement in interest rates would have an effect of less than €1.5 million on the amounts held in the cash-flow hedge reserve in equity.

(ii)	Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2009 would have a respective positive or negative impact on the income statement of €3.6 million (net of tax) and on equity of €190 million (net of tax).

(iii)	Equity price risk: A decrease of 10% in the Aer Lingus share price as of March 31, 2009 would result in a decrease of €9.3 million in the fair value of the available-for-sale financial assets. The decrease would be recognised as an impairment in the income statement. An increase of 10% in the Aer Lingus share price at March 31, 2009 would result in an increase of €9.3 million in the fair value of the available-for-sale financial assets. Such increase would be recognised directly in other reserves.

12	Deferred and current taxation

The components of the deferred and current taxation in the balance sheet were as follows:

	At March 31,
	2009	2008
	€000	€000
Current tax liabilities/(assets)
Corporation tax provision/(prepayment)	425	(1,585)

Total current tax	425	(1,585)

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions, and available-for-sale securities	189,848	148,088

Total non-current deferred tax liabilities	189,848	148,088

Deferred tax (assets)
Net operating losses	(34,324)	—

Total non-current deferred tax assets	(34,324)	—

Total deferred tax liabilities (net)	155,524	148,088

Total tax liabilities (net)	155,949	146,503

	At March 31,
	2009	2008
	€000	€000
Reconciliation of current tax
At beginning of year	(1,585)	20,822
Corporation tax (credit)/charge in year	664	28,632
Adjustment in respect of prior-year over-provision	(409)	(3,805)
Tax refunded/(paid)	1,755	(47,234)

At end of year	425	(1,585)

	At March 31,
	2009	2008
	€000	€000
Reconciliation of deferred tax
At beginning of year	148,088	151,032
Adjustment in respect of prior year over-provision	136	(20)
Recognition of deferred tax asset re net operating losses	(34,324)	—
New temporary differences on property, plant and equipment, derivatives, pensions and other items	41,624	(2,924)

At end of year	155,524	148,088

During the 2009 fiscal year, a deferred tax asset of €34.3 million was recognised in respect of net operating losses incurred and available to carry forward to future periods. The recoverability of the deferred tax asset is based on future income forecasts which demonstrate that it is more likely than not that future profits will be available in order to utilise the deferred tax asset. The deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

New temporary differences arising in the year to March 31, 2009 consisted of temporary differences of €22.6 million for property, plant and equipment recognised in the income statement, a charge of €20.1 million for derivatives and a credit of €1.0 million for pensions, all recognised in equity. The charge to March 31, 2008 consisted of temporary differences of a charge of €23.4 million for property, plant and equipment recognised in the income statement, €0.6 million for pensions, and credits of €14.7 million for derivatives and €12.2 million in respect of available-for-sale assets, all recognised in equity.

The components of the tax (credit)/expense in the income statement were as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Current tax charge/(credit) for year	664	28,632	22,310
Adjustment in respect of prior-year over-provisions	(274)	(3,825)	(33,619)
Deferred tax charge relating to origination and reversal of temporary differences	(11,704)	23,412	26,746

	(11,314)	48,219	15,437

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	%	%	%
Statutory rate of Irish corporation tax	(12.5)	12.5	12.5
Adjustments for earnings taxed at higher rates	1.0	1.3	1.2
Adjustments for earnings taxed at lower rates	(13.2)	(4.8)	(3.2)
Loss on impairment of available-for-sale financial asset	18.6	2.8	—
Other differences	—	—	0.5
Adjustments for prior year over-provisions	(0.2)	(0.8)	(7.6)

Total effective rate of taxation	(6.3)	11.0	3.4

Deferred tax applicable to items charged or credited directly to equity were as follows:

	At March 31,
	2009	2008
	€000	€000
Defined benefit pension obligations	(1,073)	643
Derivative financial instruments	20,027	(14,741)
Available for sale securities	—	(12,231)

Total tax charge/(credit) in equity	18,954	(26,329)

The majority of current and deferred tax recorded in each of fiscal 2009 and 2008 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2009, the Irish corporation tax rate remained at 12.5%.

Ryanair.com Limited is engaged in international data processing and reservation services. As such, Ryanair.com Limited is entitled to claim a 10% corporation tax rate on profits derived from qualifying activities in accordance with Section 448 of the Taxes Consolidated Act, 1997. This legislation provides for the continuation of the 10% effective corporation tax rate until 2010.

The principal components of deferred tax at each year-end were:

	At March 31,
	2009	2008
	€000	€000
Arising on capital allowances and other temporary differences	191,399	168,644
Arising on net operating losses carried forward	(34,324)	—
Arising on derivatives	(281)	(20,304)
Arising on pensions	(1,270)	(252)

Total	155,524	148,088

At March 31, 2009 and 2008, the Company had fully provided for all required deferred tax assets and liabilities. There are no taxable temporary differences on overseas subsidiaries and, on that basis, no deferred tax has been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13	Provisions

	At March 31,
	2009	2008
	€000	€000
Provision for aircraft maintenance on operating leased aircraft(a)	61,807	42,790
Provision for pension obligation(b)	10,157	2,020

	71,964	44,810

	At March 31,
	2009	2008
	€000	€000
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	42,790	28,719
Charge for the year	19,017	14,071

At end of year	61,807	42,790

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2009 and March 31, 2008 are as follows:

	Carrying value	2011	2012	2013	2014	Thereafter
	€000	€000	€000	€000	€000	€000
At March 31, 2009
Provision for leased aircraft maintenance	61,807	14,443	13,806	8,345	14,369	10,844

	Carrying value	2010	2011	2012	2013	Thereafter
	€000	€000	€000	€000	€000	€000
At March 31, 2008
Provision for leased aircraft maintenance	42,790	—	11,635	10,879	7,161	13,115

	At March 31,
	2009	2008
	€000	€000
(b) Provision for pension obligation
At beginning of year	2,020	6,980
Movement during the year	8,137	(4,960)

At end of year	10,157	2,020

The present value of the net pension obligation before tax is €10.1 million (2008: €2.0 million) in Ryanair Limited. See Note 21 to the financial statements for further details.

14	Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2009, Ryanair entered into a sale-and-leaseback arrangement for eight (2008: three) new Boeing 737-800 “next generation” aircraft, in addition to 35 in previous years.

15	Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2009	2008
	€000	€000
Authorised:
1,680,000,000 ordinary equity shares of 0.635 Euro cent each	10,668	10,668

Allotted, called-up and fully paid:
1,473,356,159 ordinary equity shares of 0.635 Euro cent each	9,354	—
1,490,804,671 ordinary equity shares of 0.635 Euro cent each	—	9,465

The movement in the share capital balance year on year principally relates to 0.7 million (2008: 3.2 million) in new shares issued due to the exercise of share options, less the cancellation of 18.1 million shares relating to a share buy-back (2008: 59.5 million).

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2009	2008
	€000	€000
Balance at beginning of year	615,815	607,433
Share premium arising from the exercise of 651,488 options in fiscal 2009 and 3,238,540 in fiscal 2008	1,611	8,382

Balance at end of year	617,426	615,815

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

Details of the share options outstanding are set out below:

	Share Options	Weighted Average Exercise Price
Outstanding at March 31, 2007	35,107,978	€2.77

Exercised	(3,238,540)	€2.63
Granted	3,901,875	€4.99
Expired	(153,308)	€2.11
Forfeited	(829,396)	€2.64

Outstanding at March 31, 2008	34,788,609	€3.04

Exercised	(651,488)	€2.49
Granted	10,000,000	€2.56
Expired	(224,474)	€2.94
Forfeited	(2,187,202)	€3.00

Outstanding at March 31, 2009	41,725,445	€2.94

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2009 was €2.89 (March 31, 2008: €2.80). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the 2009 fiscal year were €3.41 and €1.97, respectively (2008: €6.33 and €2.55, respectively). There were 15,418,486 options exercisable at March 31, 2009 (March 31, 2008: 6,838,970). The average share price for the year was €2.83 (2008: €4.81).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2009 fiscal year was €3.18 (2008: €5.21).

At March 31, 2009 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options outstanding			Options exercisable
Range of exercise price (€)	Number outstanding	Weighed- average remaining contractual life (years)	Weighted- average exercise price (€)	Number exercisable	Weighed- average remaining contractual life (years)	Weighted- average exercise price (€)
2.21-3.21	37,298,411	3.28	2.71	14,248,411	0.84	2.62
3.77-4.99	4,427,034	3.82	4.84	1,170,075	1.26	4.99

2.21-4.99	41,725,445	3.34	2.94	15,418,486	0.87	2.80

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €3.76 million (2008: €10.9 million) being recognised within the income statement in respect of employee services rendered, which was based on 23.7 million share options within the scope of IFRS 2 (2008: 19.3 million) as compared to the total share options disclosed above (as permitted by the transitional rules in IFRS 1).

The weighted average fair value of the individual options granted during the years ended March 31, 2009 and 2008 were estimated, using a binomial lattice model, based on the following assumptions:

	2009	2008	2008	2007
Date granted	Sept 18, 2008	June 11, 2007	June 8, 2007	Apr 7, 2006
Date of earliest exercise	Sept 18, 2013	June 11, 2012	July 03, 2008	Apr 7, 2011
Date of expiration	Sept 18, 2015	June 11, 2014	July 03, 2014	Apr 7, 2013
Fair value	€1.02	€2.14	€1.88	€1.51
Assumptions:
Risk-free interest rate	3.9%	4.5%	4.1%	3.7%
Volatility(a)	40.0%	35.0%	35.0%	40.0%
Dividend yield	Nil	Nil	Nil	Nil
Expected life (years)	5.5	5.5	5.5	5.5

(a)	Historical daily volatility over a five-and-a-half-year period.

16	Retained earnings and other equity movements

	Ordinary shares	Share premium account	Retained earnings	Capital redemption reserve	Other Reserves	Total
	€000	€000	€000	€000	€000	€000
Balance at March 31, 2006	9,790	596,231	1,467,623	—	(81,659)	1,991,985
Issue of ordinary equity shares (net of issue costs)	32	11,202	—	—	—	11,234
Effective portion of changes in fair value of cash-flow hedges	—	—	—	—	79,025	79,025
Net change in fair value of cash-flow hedges transferred to the income statement.	—	—	—	—	(32,920)	(32,920)

Net movements into cash-flow hedge reserve	—	—	—	—	46,105	46,105
Net change in fair value of available-for-sale asset	—	—	—	—	48,926	48,926
Share-based payments	—	—	—	—	3,935	3,935
Retirement benefits	—	—	1,988	—	—	1,988

Subtotal	—	—	1,988	—	98,966	100,954
Profit for the year	—	—	435,600	—	—	435,600

Balance at March 31, 2007	9,822	607,433	1,905,211	—	17,307	2,539,773

Issue of ordinary equity shares (net of issue costs)	21	8,382	—	—	—	8,403
Repurchase of ordinary equity shares	—	—	(299,994)	—	—	(299,994)
Creation of capital redemption reserve fund	(378)	—	—	378	—	—
Effective portion of changes in fair value of cash-flow hedges	—	—	—	—	26,768	26,768
Net change in fair value of cash-flow hedges transferred to the income statement	—	—	—	—	(129,960)	(129,960)

Net movements into cash-flow hedge reserve	—	—	—	—	(103,192)	(103,192)
Net (decrease) in fair value of available-for-sale financial asset	—	—	—	—	(140,495)	(140,495)
Impairment of available-for-sale financial asset
Written off to income statement	—	—	—	—	91,569	91,569

Net change in fair value of available-for-sale asset	—	—	—	—	(48,926)	(48,926)
Share-based payments	—	—	—	—	10,925	10,925
Retirement benefits	—	—	4,497	—	—	4,497

Subtotal	(378)	—	(295,497)	378	(141,193)	(436,690)
Profit for the year	—	—	390,708	—	—	390,708

Balance at March 31, 2008	9,465	615,815	2,000,422	378	(123,886)	2,502,194

Issue of ordinary equity shares (net of issue costs)	4	1,611	—	—	—	1,615
Repurchase of ordinary equity shares	—	—	(46,015)	—	—	(46,015)
Capital redemption reserve fund	(115)	—	—	115	—	—
Effective portion of changes in fair value of cash-flow hedges	—	—	—	—	255,829	255,829
Net change in fair value of cash-flow hedges transferred to the income statement	—	—	—	—	(115,639)	(115,639)

Net movements into cash-flow hedge reserve	—	—	—	—	140,190	140,190
Net (decrease) in fair value of available-for-sale financial asset	—	—	—	—	(222,537)	(222,537)
Impairment of available-for-sale financial asset
Written off to income statement	—	—	—	—	222,537	222,537

Net change in fair value of available-for-sale asset	—	—	—	—	—	—
Share-based payments	—	—	—	—	3,757	3,757
Retirement benefits	—	—	(7,507)	—	—	(7,507)

Subtotal	(115)	—	(53,522)	115	143,947	90,425
Loss for the year	—	—	(169,173)	—	—	(169,173)

Balance at March 31, 2009	9,354	617,426	1,777,727	493	20,061	2,425,061

The total share based payments reserve at March 31, 2009 was €22.1 million (March 31, 2008: €18.3 million) and the total cash flow hedge reserve amounted to €2.0 million at March 31, 2009 (March 31, 2008: €(142.2) million). Further details of the group’s derivatives are set out in notes 5 and 11 to the consolidated financial statements.

17	Analysis of operating revenues and segmental analysis

All revenues derive from the Company’s principal activity and business segment as a low-fares airline and include scheduled services, car hire, Internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
United Kingdom	954,616	1,021,005	984,010
Other European countries	1,987,349	1,692,817	1,252,885

	2,941,965	2,713,822	2,236,895

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Non-flight scheduled	425,808	334,580	241,990
Car hire	32,172	25,266	22,972
In-flight	83,196	73,314	60,079
Internet income	56,921	54,970	37,063

	598,097	488,130	362,104

All of the Company’s operating profit arises from low-fares airline-related activities, its only business segment. The major revenue earning assets of the Company are its aircraft, which are registered in Ireland and therefore all profits accrue principally in Ireland. Since the Company’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Internet income comprises revenue generated from Ryanair.com, excluding Internet car-hire revenue, which is included under the heading “car hire.” Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations and other revenues, including excess baggage charges, all directly attributable to the low-fares business.

18	Staff numbers and costs

The average weekly number of employees, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
Flight and cabin crew	5,402	4,225	3,052
Sales, operations and administration	967	1,037	939

	6,369	5,262	3,991

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Salaries and related costs	284,970	254,045	204,654
Social welfare costs	18,081	18,062	15,547
Other pension costs(a)	2,488	2,311	2,444
Share based payments	3,757	10,925	3,935

	309,296	285,343	226,580

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €1.7 million in 2009 (2008: €1.0 million; 2007: €0.7 million) while costs associated with defined-benefit plans included here were €0.8 million in 2009 (2008: €1.3 million; 2007: €1.7 million). (See Note 21 to the financial statements).

19	Statutory and other information

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Directors’ emoluments:
—Fees	237	237	251
—Other emoluments, including bonus and pension contributions	1,113	1,258	1,032

Depreciation of property, plant and equipment	243,818	167,479	138,109
Depreciation of property, plant and equipment held under finance leases	12,299	8,470	5,394
Auditor’s remuneration
—integrated audit(i)	515	510	931
—audit-related(ii)	9	6	18
—tax services(iii)	249	200	243
Operating lease charges, principally for aircraft	78,209	72,670	58,183

(i)	Audit services include integrated audit work performed on the consolidated financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
(ii)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
(iii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments—executive director

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Basic salary	535	595	565
Bonus (performance and target-related)	470	560	365
Pension contributions	68	63	62

	1,073	1,218	992

During the years ended March 31, 2009, 2008, and 2007 Michael O’Leary was the only executive director. In fiscal year 2009, Michael O’Leary chose to surrender 10% of his basic salary. For the fiscal year ended March 31, 2010, as part of a company-wide pay freeze, Mr. O’Leary will not receive a salary increase and his bonus payment will be reduced to €241,000.

(b) Fees and emoluments—non-executive directors

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Fees
Emmanuel Faber	47	47	47
Michael Horgan	32	32	32
Klaus Kirchberger	32	32	32
Raymond MacSharry (retired September, 2006)	—	—	23
Kyran McLaughlin	47	47	47
James R. Osborne	47	47	38
Paolo Pietrogrande	32	32	32

	237	237	251

Emoluments
Michael Horgan	40	40	40

	277	277	291

(c) Pension benefits

Director	Increase in Accrued Benefit			Transfer Value Equivalent of Increase in Accrued Benefit			Total Accumulated Accrued Benefit
	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2009	Fiscal 2008	Fiscal 2007
	€	€	€	€	€	€	€	€	€
Michael O’Leary	2,797	12,138	9,535	19,298	76,474	56,735	139,326	132,552	116,907

As of 1 October 2008, Michael O’Leary is no longer a member of a defined-benefit plan and is now a member of a defined-contribution plan. The cost of the death-in-service and disability benefits provided during the financial year is not included in the above figures. No pension benefits are provided for non-executive directors. The pension benefits set out above have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. The increases in transfer values of the accrued benefits have been calculated as at each year-end in accordance with Actuarial Standard of Practice PEN-11.

(d) Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and Nasdaq stock exchanges.

The beneficial interests as at March 31, 2009, 2008, 2007 of the directors and of their spouses and minor children in the share capital of the Company are as follows:

	March 31, 2009 No. of Shares	March 31, 2008 No. of Shares	March 31, 2007 No. of Shares
David Bonderman	14,117,360	14,117,360	14,117,360
Michael O’Leary	65,000,016	65,000,016	65,000,016
James R. Osborne	1,410,256	1,410,256	1,410,256
Kyran McLaughlin	200,000	200,000	200,000
Michael Horgan	50,000	50,000	50,000

(ii) Share options

The share options held by each director in office at the end of fiscal 2009 were as follows:

	March 31, 2009 Number of Options	March 31, 2008 Number of Options	March 31, 2007 Number of Options
David Bonderman(c)	25,000	25,000	—
Emmanuel Faber(a)	50,000	50,000	50,000
Michael Horgan(c)	25,000	25,000	—
Klaus Kirchberger(a)	50,000	50,000	50,000
Kyran McLaughlin(c)	25,000	25,000	—
Michael O’Leary(b)	81,240	81,240	81,240
James R. Osborne(c)	25,000	25,000	—
Paolo Pietrogrande(c)	25,000	25,000	—

(a)	These options were granted to these directors at an exercise price of €2.83 (the market value at the date of grant) during the year ended March 31, 2003 and are exercisable between June 2007 and June 2009.
(b)	These options were granted to Michael O’Leary as follows: 35,402 in fiscal 2003 at €2.86 and 45,838 in fiscal 2004 at €2.21 (the market values at the dates of grant), in either case under the 2003 share option plan; these are exercisable between 2008 and 2010.
(c)	These options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and are exercisable between June 2013 and June 2015.

Directors not referred to above held no shares or share options.

In the 2009 fiscal year the Company incurred total share-based compensation expense of €0.05 million (2008: €0.05 million) in relation to directors.

20	Finance expense

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Interest payable on bank loans wholly repayable after five years	130,671	97,344	82,891
Interest arising on pension liabilities, net (see Note 21)	(127)	(256)	(15)

	130,544	97,088	82,876

21	Pensions

The Company accounts for pensions in accordance with IAS 19, “Employee Benefits.”

The Company operates defined-benefit and defined-contribution schemes.

Defined-benefit schemes

The Company funds the pension entitlements of certain employees through defined-benefit plans. Two plans are operated for eligible Irish and UK employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2009 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at June 30, 2007 in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2009	2008	2007
	%	%	%
Discount rate used for Irish plan	6.00	6.25	4.75
Discount rate used for UK plan	6.30	6.60	5.35
Return on plan assets for Irish plan	6.40	7.28	6.95
Return on plan assets for UK plan	7.18	7.91	7.38
Rate of Euro inflation	2.00	2.50	2.50
Rate of UK inflation	3.00	3.25	2.75
Future pension increases in Irish plan	0.00	0.00	0.00
Future pension increases in UK plan	3.00	3.25	2.75
Future salary increases for Irish plan(a)	3.00	3.50	3.50
Future salary increases for UK plan(a)	4.00	4.25	3.75

(a)	Future salary increases assumed to be 0% until 2012 in line with the company’s expected policy and 3% thereafter.

The Company uses certain mortality rate assumptions when calculating scheme obligations. The mortality assumptions of the Irish scheme have been based on the mortality table 62%/70% PNM/FL00 while the mortality assumptions of the UK scheme have been based on the mortality table PM/FA92 for calendar year 2035, both of which include sufficient allowance for future improvements in mortality rates. Retirement ages for scheme members are 60 for pilots and 65 for other staff.

The current life expectancies underlying the value of the scheme liabilities for the Irish scheme are as follows:

	At March 31,
	2009	2008	2007
Retiring at age 60:
Male	25.8	25.5	24.4
Female	27.6	28.4	27.4
Retiring at age 65:
Male	21.4	20.8	19.8
Female	23.1	23.7	22.8

The current life expectancies underlying the value of the scheme liabilities for the UK scheme are as follows:

	At March 31,
	2009	2008	2007
Retiring at age 60:
Male	25.5	25.5	24.4
Female	28.4	28.4	27.4
Retiring at age 65:
Male	20.8	20.8	19.8
Female	23.7	23.7	22.8

The amounts recognised in the consolidated balance sheets in respect of our defined benefit plans are as follows:

	At March 31,
	2009	2008	2007
	€000	€000	€000
Present value of benefit obligations	(28,089)	(26,989)	(35,596)
Fair value of plan assets	17,932	24,969	28,616

Present value of net obligations	(10,157)	(2,020)	(6,980)
Related deferred tax asset	1,270	252	872

Net pension (liability)	(8,887)	(1,768)	(6,108)

The amounts recognised in the consolidated income statements in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Included in payroll costs
Service cost	764	1,303	1,722

Included in finance expense
Interest on pension scheme liabilities	1,749	1,803	1,682
Expected return on plan assets	(1,876)	(2,059)	(1,697)

Net finance expense	(127)	(256)	(15)

Net periodic pension cost	637	1,047	1,707

Analysis of amounts included in the Statements of Recognised Income and Expense (“SORIE”);

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	€000	€000	€000
Actual return less expected return on pension scheme assets	(9,760)	(6,602)	748
Experience gains on scheme liabilities	925	1,633	1,586
Changes in assumptions underlying the present value of scheme liabilities	255	10,109	(62)

Actuarial (losses)/gains recognised in the SORIE	(8,580)	5,140	2,272
Related deferred tax asset/(liability)	1,073	(643)	(284)

Net actuarial (losses)/gains recognised in the SORIE	(7,507)	4,497	1,988

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2009	2008	2007
	€000	€000	€000
Projected benefit obligation at beginning of year	26,989	35,596	33,367
Service cost	764	1,303	1,722
Interest cost	1,749	1,803	1,682
Plan participants’ contributions	368	456	642
Actuarial (gain)	(450)	(10,519)	(1,783)
Benefits paid	(295)	(427)	(294)
Foreign exchange rate changes	(1,036)	(1,223)	260

Projected benefit obligation at end of year funded	28,089	26,989	35,596

Changes in fair values of the plans’ assets are as follows:

	At March 31,
	2009	2008	2007
	€000	€000	€000
Fair value of plan assets at beginning of year	24,969	28,616	24,690
Expected return on plan assets	1,876	2,059	1,697
Actual (losses)/gains on plan assets	(9,031)	(5,581)	575
Employer contribution	775	867	1,133
Plan participants’ contributions	368	456	642
Benefits paid	(295)	(427)	(294)
Foreign exchange rate changes	(730)	(1,021)	173

Fair value of plan assets at end of year	17,932	24,969	28,616

The fair value of the plans’ assets at March 31 of each year is analysed as follows:

	At March 31,
	2009	2008	2007
	€000	€000	€000
Equities	11,982	18,399	22,949
Bonds	3,720	3,554	3,173
Property	601	1,134	1,150
Other assets	1,629	1,882	1,344

Total fair value of plan assets	17,932	24,969	28,616

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 6.40% (2008: 7.28%) for the Irish scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.00% (2008: 8.25%); Bonds 3.50% (2008: 4.25%); Property 6.25% (2008: 6.75%); and Cash 2.0% (2008: 4.0%). The expected long-term rate of return on assets of 7.18% (2008: 7.91%) for the UK scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.00% (2008: 8.5%); Corporate and Overseas Bonds 6.30% (2008: 6.60%); and Other 2.00% (2008: 5.0%).

Since there are no suitable Euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	At March 31,
	2009	2008	2007	2006	2005
	€000	€000	€000	€000	€000
Difference between expected and actual return on assets	(9,760)	(6,602)	748	3,531	952
Expressed as a percentage of scheme assets	(54)%	(26)%	3%	14%	5%

Experience gains/(losses) on scheme liabilities	925	1,633	1,586	62	(242)
Expressed as a percentage of scheme liabilities	3%	6%	4%	—	(1)%

Total actuarial (losses)/gains	(8,580)	(5,140)	2,272	2,659	(3,419)
Expressed as a percentage of scheme liabilities	(31)%	(19)%	6%	8%	(12)%

We expect to contribute approximately €0.7 million to our defined-benefit plans in 2010.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €1.7 million in 2009 (2008: €1.0 million).

22	Earnings per share

	At March 31,
	2009	2008	2007
Basic (losses)/earnings per ordinary share (in Euro cents)	(11.44)	25.84	28.20

Diluted (losses)/earnings per ordinary share (in Euro cents)	(11.44)	25.62	27.97

Number of ordinary shares (in 000’s) used for EPS
Basic	1,478,472	1,512,012	1,544,457

Diluted(a)	1,478,472	1,524,935	1,557,503

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements.

Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2009, March 31, 2008 and March 31, 2007 has been computed by dividing the (loss)/profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the 2009 fiscal year, there was no difference in the weighted average number of ordinary shares used for the basic and diluted net loss per ordinary share, as the effect of all potentially dilutive ordinary shares (2,750,554 outstanding) was anti-dilutive. For the 2008 fiscal year the weighted average number of shares in issue of 1,524,935,266 (2007: 1,557,502,826) includes weighted average share options assumed to be converted equal to 12,923,650 (2007: 13,045,390).

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

In February 2005, the Company entered into another contract with Boeing (the “2005 Boeing contract”) whereby the Company agreed to purchase 70 new Boeing 737-800 “next generation” aircraft and acquired additional purchase rights to acquire a further 70 such aircraft over a five-year period from 2006 to 2012. The aircraft to be delivered after January 1, 2005, arising from the 2002 and 2003 Boeing contracts, benefit from the discounts and concessions under the 2005 Boeing contract. In addition, the orders for the 89 “firm” aircraft still to be delivered at January 1, 2005 and the remaining additional purchase rights in respect of 123 aircraft granted under the 2002 and 2003 Boeing contracts are governed by the 2005 Boeing contract from January 2005.

In August 2006 the Company exercised 32 options under the 2005 contract whereby it increased its “firm” aircraft deliveries by this amount during fiscal 2009 (22) and 2010 (10).

In April 2007 the Company exercised 27 options under the 2005 contract whereby it will increase “firm” aircraft deliveries during fiscal 2010.

In June 2008, the Company exercised three options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft will be delivered in fiscal 2011.

In September 2008, the Company exercised four options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft will be delivered in fiscal 2011.

In October 2008, the Company exercised 10 options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft will be delivered in fiscal 2011.

In January 2009, the Company exercised 13 options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft will be delivered in fiscal 2011.

The table below details the firm aircraft delivery schedule at March 31, 2009 and March 31, 2008 for the Company pursuant to the 2002 and 2005 Boeing contracts.

	Aircraft Delivered at March 31, 2009	Firm Aircraft Deliveries Fiscal 2010-2012	Total “Firm” Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2009-2012 at March 31, 2008
2002 Contract	103	—	103	51	3
2005 Contract	49	134	183	51	136

Total	152	134	286		139

The “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2005 Boeing contract will be increased by (a) an estimated U.S.$900,000 per aircraft for certain “buyer furnished” equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price, as defined in the purchase agreement, of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of six months prior to the delivery of such aircraft.

Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 “next generation” aircraft. These take the form of credit memoranda to the Company for the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments, in respect of the purchase of the aircraft under the various Boeing contracts.

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2009, the total potential commitment to acquire all 134 “firm” aircraft, not taking such increases and decreases into account, will be up to U.S.$6.8 billion. (At March 31, 2008 the potential commitment was U.S.$7.0 billion to acquire 139 “firm” aircraft).

Total future minimum payments due under operating leases

	At March 31,
	Minimum payments	Present value of minimum payments	Minimum payments	Present value of minimum payments
	2009	2009	2008	2008
	€000	€000	€000
Due within one year	85,799	78,849	78,210	71,875
Due between one and five years	177,784	134,933	234,823	180,409
Due after five years	29,095	17,195	22,243	13,371

Total	292,678	230,977	335,276	265,655

The above table sets out the committed future cost of leasing 43 (2008: 35) Boeing 737-800 “next generation” aircraft at March 31, 2009 and 2008, respectively.

Commitments resulting from the use of derivative financial instruments by the Company are described in Notes 5 and 11 to the consolidated financial statements.

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

The Company has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating-rate financing arrangements. Cash deposits have been set aside as collateral to mitigate the counterparty risk of fluctuations on long-term derivative and other financing arrangements (restricted cash) (see Note 9 to the consolidated financial statements for further details). Additional numerical information on these swaps and on other derivatives held by the Company is set out in Notes 5 and 11 to the consolidated financial statements.

In February 2004, the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in connection with its establishment of a low cost base at Brussels (Charleroi). Ryanair advised the regional government that it believed no money was repayable as the cost of establishing the base exceeded the amount determined to be illegal state aid. Ryanair also appealed the decision of the European Commission to the European Court of First Instance, requesting that the Court annul the decision on the basis that Ryanair’s agreement at Brussels (Charleroi) was consistent with agreements at similar privately owned airports and therefore did not constitute illegal state aid. The Company placed €4 million in an escrow account pending the outcome of this appeal. In December 2008, the CFI annulled the Commission’s decision against Charleroi Airport and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. A further action taken by the Belgian government for €2.3 million has also been withdrawn.

24	Note to cash flow statements

	At March 31,
	2009	2008	2007
	€000	€000	€000
Net (debt)/funds at beginning of year	(96,941)	335,935	294,243

Increase/(decrease) in cash and cash equivalents in year	112,345	124,430	(92,585)
Movement in financial assets > 3 months	(2,873)	(186,500)	263,847
Movement in restricted cash	(830)	33,623	54,768
Net cash flow from (increase) in debt	(131,945)	(404,429)	(184,338)

Movement in net funds resulting from cash flows	(23,303)	(432,876)	41,692

Net funds at end of year	(120,244)	(96,941)	335,935

Analysed as:
Cash and restricted cash	2,278,196	2,169,554	2,198,001
Total borrowings	(2,398,440)	(2,266,495)	(1,862,066)

Net (debt)/funds	(120,244)	(96,941)	335,935

Net funds arise when cash and liquid resources exceed debt.

25	Post-balance sheet events

On May 21, 2009, Ryanair proposed three resolutions to be put forward at the Aer Lingus annual general meeting held on June 5, 2009. The first resolution called for a reduction in the non-executive chairman’s fees from €200,000 to €35,000 per annum. The second resolution called for the non-executive directors’ fees to be reduced from €45,000 to €17,500 per person per annum (i.e. to rates consistent with those paid to the Aer Lingus chairman and board members during the fiscal year 2006). Aer Lingus allowed votes on these two proposed resolutions at the annual general meeting; however, both proposals were rejected by the shareholders. Ryanair’s third resolution, which sought to enable shareholders to approve in advance severance payments for executives that resign, was rejected by Aer Lingus and thus not voted upon by shareholders.

During the three-month period ended June 30, 2009, the Company has recognised a further impairment charge in the income statement of €13.5 million on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009.

26	Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings of Ryanair Holdings plc:

Name	Effective date of acquisition/incorporation	Registered Office	Nature of Business
Ryanair Limited	August 23, 1996	Corporate Headquarters	Airline operator
	(acquisition)	Dublin Airport
Co Dublin, Ireland.

Darley Investments Limited(a)	August 23, 1996	Corporate Headquarters	Investment holding
	(acquisition)	Dublin Airport	company
Co Dublin, Ireland.

Ryanair.com Limited(a)	August 23, 1996	Corporate Headquarters	International data
	(acquisition)	Dublin Airport	processing services
Co Dublin, Ireland.

(a)	These subsidiaries are wholly owned by Ryanair Limited, which is, in turn, wholly owned by Ryanair Holdings plc.

All of the above subsidiaries are 100% owned by the Company. The shares owned by the Company comprise one class (ordinary shares) in respect of each subsidiary.

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 16(3) of the Irish Companies (Amendment) Act, 1986.

In accordance with the basis of consolidation policy, as described in Note 1 of these financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2009 and March 31, 2008.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) amounted to €8.2 million in the fiscal year ended March 31, 2009, (2008: €7.6 million), the majority of which comprises short-term employee benefits.

	Year ended March 31, 2009	Year ended March 31, 2008
	€000	€000
Basic salary and bonus	4,860	4,964
Pension contributions	264	296
Share-based compensation expense	3,114	2,300

	8,238	7,560

27	Date of approval

The consolidated financial statements were approved by the board of directors of the Company on July 28, 2009.

APPENDIX A

GLOSSARY

Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair’s scheduled passenger service.

Available Seat Miles (“ASMs”)	Represents the number of seats available for scheduled passengers multiplied by the number of miles those seats were flown.

Average Booked Passenger Fare	Represents the average fare paid by a scheduled fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization	Represents the average number of flight hours flown in scheduled service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost Per U.S. Gallon	Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling charges) after giving effect to fuel hedging arrangements.

Average Length of Passenger Haul	Represents the average number of miles traveled by a scheduled fare-paying passenger.

Ancillary Revenue per Booked Passenger	Represents the average revenue earned per booked passenger flown from ancillary services.

Average Yield per ASM	Represents the average scheduled flown passenger fare revenue for each available seat mile (ASM).

Average Yield per RPM	Represents the average scheduled passenger fare revenue for each revenue passenger mile (RPM), or each mile a scheduled revenue passenger is flown.

Baggage Commissions	Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked Passenger Load Factor	Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even Load Factor	Represents the number of RPMs at which scheduled passenger revenues would have been equal to operating expenses divided by ASMs (based on Average Yield per RPM). For the purposes of this calculation, the number of RPMs at which scheduled passenger revenues would have been equal to operating expenses is calculated by dividing operating expenses by Average Yield per RPM.

Cost Per ASM (“CASM”)	Represents operating expenses (excluding non-charter ancillary costs) divided by ASMs.

Net Margin	Represents profit after taxation as a percentage of total revenues.

Number of Airports Served	Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Number of Owned Aircraft Operated	Represents the number of aircraft owned and operated at the end of the period.

Operating Margin	Represents operating profit as a percentage of total revenues.

Part 145	The European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency.

Revenue Passenger Miles (“RPMs”)	Represents the number of miles flown by booked fare-paying passengers.

Revenue Passengers Booked	Represents the number of scheduled fare-paying passengers booked.

Sectors Flown	Represents the number of scheduled passenger flight sectors flown.

A-1