Form 20-F
period 2010-03-31
RYANAIR HOLDINGS PLC
filed 2010-07-20
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 20, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2010

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

Please see “Item 4. Information on the Company” herein.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares	The NASDAQ Stock Market LLC

Ordinary Shares, par value 0.635 euro cent per share	The NASDAQ Stock Market LLC (not for trading but only in connection with the registration of the American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,478,935,935 Ordinary Shares

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of sixteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected IFRS financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as at March 31, 2010 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00=$1.3526, or $1.00=€0.7393, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2010. The Federal Reserve Rate for euro on July 16, 2010 was €1.00=$1.2919 or $1.00=€0.7740. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel, the value of its equity stake in Aer Lingus Group plc (“Aer Lingus”), flight interruptions caused by volcanic ash emissions or other atmospheric disruptions, and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

THE COMPANY

Ryanair operates a low-fares, scheduled passenger airline serving short-haul, point-to-point routes in Europe and Morocco from its bases in Dublin, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen, Dusseldorf (Weeze), Bristol, Alicante, Belfast, Bournemouth, Birmingham, Kerry, Edinburgh, Reus, Alghero, Cagliari, Trapani, Bologna, Pescara, Oporto, Bari, Brindisi, Leeds Bradford, Faro, Oslo (Rygge), Malaga, Kaunas and Malta airports, which together are referred to as “Ryanair’s bases of operations” or “Ryanair’s bases.” Ryanair plans to open a new base in Barcelona (El Prat) in September 2010 and a further new base in Valencia in November 2010. Ryanair pioneered the low-fares operating model in Europe in the early 1990s. As of June 30, 2010, the Company offered approximately 1,300 scheduled short-haul flights per day serving 155 airports throughout Europe and Morocco, with an operating fleet of 250 aircraft flying approximately 1,100 routes. The Company also holds a 29.8% interest in Aer Lingus, which it has acquired through market purchases following Aer Lingus’ partial privatization in 2006. The European Commission has prevented Ryanair from acquiring a majority stake in Aer Lingus and Ryanair filed an appeal with the European Court of First Instance (“CFI”). On July 6, 2010, the Court upheld the Commission’s decision. Ryanair has two months and 10 days from such date to appeal this judgment. For additional information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Aer Lingus Merger Decision.”

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

Income Statement Data:

	Fiscal year ended March 31,
	2010(a)	2010	2009	2008	2007	2006
	(in millions, except per-Ordinary Share data)
Total operating revenues	$4,041.7	€2,988.1	€2,942.0	€2,713.8	€2,236.9	€1,692.5
Total operating expenses	(3,497.8)	(2,586.0)	(2,849.4)	(2,176.7)	(1,765.2)	(1,317.5)

Operating income	543.9	402.1	92.6	537.1	471.7	375.0

Net interest (expense) income	(65.7)	(48.6)	(55.0)	(13.2)	(19.9)	(35.7)
Other non-operating (expense) income	(16.9)	(12.5)	(218.1)	(85.0)	(0.8)	(0.4)

Profit (loss) before taxation	461.3	341.0	(180.5)	438.9	451.0	338.9
Taxation	(48.3)	(35.7)	11.3	(48.2)	(15.4)	(32.2)
Profit (loss) after taxation	$413.0	€305.3	€(169.2)	€390.7	€435.6	€306.7

Ryanair Holdings basic earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)(b)	27.97	20.68	(11.44)	25.84	28.20	20.00
Ryanair Holdings diluted earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)(b)	27.86	20.60	(11.44)	25.62	27.97	19.87

Balance Sheet Data:

	As of March 31,
	2010(a)	2010	2009	2008	2007	2006
	(in millions)
Cash and cash equivalents	$1,999.0	€1,477.9	€1,583.2	€1,470.8	€1,346.4	€1,439.0
Total assets	$10,230.3	€7,563.4	€6,387.9	€6,327.6	€5,763.7	€4,634.2
Long-term debt, including capital lease obligations	$3,998.6	€2,956.2	€2,398.4	€2,266.5	€1,862.1	€1,677.7
Shareholders’ equity	$3,853.0	€2,848.6	€2,425.1	€2,502.2	€2,539.8	€1,992.0
Issued share capital	$12.7	€9.4	€9.4	€9.5	€9.8	€9.8

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2010(a)	2010	2009	2008	2007	2006
	(in millions)
Net cash inflow from operating activities	$1,178.8	€871.5	€413.2	€703.9	€900.8	€610.6
Net cash (outflow) from investing activities	$(2,095.3)	€(1,549.1)	€(388.3)	€(692.3)	€(1,189.0)	€(337.3)
Net cash inflow from financing activities	$774.1	€572.3	€87.5	€112.8	€195.6	€293.4
Increase (decrease) in cash and cash equivalents	$(142.4)	€(105.3)	€112.4	€124.4	€(92.6)	€566.7

(a)	Dollar amounts are translated from euro solely for convenience at the Federal Reserve Rate on March 31, 2010, of €1.00=$1.3526 or $1.00=€0.7393.
(b)	All per-Ordinary Share amounts have been adjusted to reflect the 2-for-1 split of Ordinary Shares (and ADRs) that occurred on February 26, 2007. For additional information, see “Item 10. Additional Information—Description of Capital Stock.”

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

U.S. dollars per €1.00(a)

Year ended December 31,	End of Period	Average(b)	Low	High
2005	1.184	1.239	—	—
2006	1.319	1.256	—	—
2007	1.458	1.371	—	—
2008	1.395	1.471	—	—
2009	1.433	1.394	—	—

Month ended
January 31, 2010	—	—	1.389	1.451
February 28, 2010	—	—	1.352	1.396
March 31, 2010	—	—	1.330	1.378
April 30, 2010	—	—	1.316	1.366
May 31, 2010	—	—	1.223	1.320
June 30, 2010	—	—	1.195	1.236
Period ended July 16, 2010	—	—	1.244	1.292

U.K. pounds sterling per €1.00(c)

Year ended December 31,	End of Period	Average(b)	Low	High
2005	0.689	0.682	—	—
2006	0.674	0.682	—	—
2007	0.735	0.685	—	—
2008	0.957	0.797	—	—
2009	0.887	0.891	—	—

Month ended
January 31, 2010	—	—	0.866	0.900
February 28, 2010	—	—	0.867	0.893
March 31, 2010	—	—	0.891	0.912
April 30, 2010	—	—	0.864	0.888
May 31, 2010	—	—	0.846	0.870
June 30, 2010	—	—	0.809	0.836
Period ended July 16, 2010	—	—	0.824	0.844

U.K. pounds sterling per U.S.$1.00(d)

Year ended December 31,	End of Period	Average(b)	Low	High
2005	0.581	0.551	—	—
2006	0.511	0.543	—	—
2007	0.504	0.500	—	—
2008	0.686	0.546	—	—
2009	0.627	0.641	—	—

Month ended
January 31, 2010	—	—	0.610	0.627
February 28, 2010	—	—	0.626	0.656
March 31, 2010	—	—	0.651	0.675
April 30, 2010	—	—	0.646	0.659
May 31, 2010	—	—	0.656	0.698
June 30, 2010	—	—	0.662	0.693
Period ended July 16, 2010	—	—	0.651	0.665

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg.
(d)	Based on the Federal Reserve Rate for U.K. pounds sterling.

As of July 16, 2010, the exchange rate between the U.S. dollar and the euro was €1.00=$1.2919, or $1.00=€0.7740; the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00=€1.1834, or €1.00=U.K. £0.8449; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00=$1.5289, or $1.00=U.K. £0.6541. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

Operating Data:

	Fiscal Year ended March 31,
	2010	2009	2008	2007
Average Yield per Revenue Passenger Mile (“RPM”) (€)	0.052	0.060	0.065	0.070
Average Yield per Available Seat Miles (“ASM”) (€)	0.043	0.050	0.054	0.059
Average Fuel Cost per U.S. Gallon (€)	1.515	2.351	1.674	1.826

Cost per ASM (CASM) (€)	0.047	0.058	0.051	0.054

Operating Margin	13%	5%	20%	21%
Break-even Load Factor	73%	79%	67%	66%

Average Booked Passenger Fare (€)	34.95	40.02	43.70	44.10
Ancillary Revenue per Booked Passenger (€)	9.98	10.21	9.58	8.52

Other Data:

	Fiscal Year ended March 31,
	2010	2009	2008	2007
Revenue Passengers Booked	66,503,999	58,565,663	50,931,723	42,509,112

Revenue Passenger Miles	44,841,072,500	39,202,293,374	34,452,733,067	26,943,689,231
Available Seat Miles	53,469,635,740	47,102,503,388	41,342,195,458	32,043,022,051
Booked Passenger Load Factor	82%	81%	82%	82%
Average Length of Passenger Haul (miles)	661	654	662	621
Sectors Flown	427,900	380,915	330,598	272,889
Number of Airports Served at Period End	153	143	147	123
Average Daily Flight Hour Utilization (hours)	8.89	9.59	9.87	9.77
Personnel at Period End	7,168	6,616	5,920	4,462
Personnel per Aircraft at Period End	31	36	36	34
Booked Passengers per Personnel at Period End	9,253	8,852	8,603	9,527

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. For example, although they declined in the 2010 fiscal year, oil prices increased substantially in fiscal years 2008 and 2009, peaking in July 2008. These increases had a significant impact on Ryanair’s costs, and in turn, on its financial results—contributing to the net loss recorded in the 2009 fiscal year, which reflected, among other things, a 59% increase in fuel costs between fiscal year 2008 and fiscal year 2009. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate supplies, including, without limitation, any such events resulting from prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a more selective basis. As of July 19, 2010, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2011 at prices equivalent to approximately $730 per metric ton. In addition, as of July 19, 2010, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from April 2011 to September 2011 at prices equivalent to approximately $755 per metric ton. Because of the limited nature of its hedging program, the Company is exposed to risks arising from fluctuations in the price of fuel, especially in light of the recent volatility. Any new increase in fuel costs could have a material adverse effect on the Company’s financial condition and results of operations. In addition, the recent strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro. As of July 19, 2010, Ryanair had hedged 88% of its forecasted fuel-related dollar purchases against the euro at a rate of $1.38 per euro for the period to 30 June 2011, without, however, having entered into material hedging arrangements thereafter. See “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs” below.

No assurances whatsoever can be given about trends in fuel prices, and average fuel prices for the 2011 fiscal year or for future years may be significantly higher than current prices. Management estimates that every $1.00 movement in the price of a metric ton of jet fuel will impact Ryanair’s net income by approximately €2.1 million, taking into account Ryanair’s hedging program for the 2011 fiscal year. There can be no assurance, however, in this regard, and the impact of fuel prices on Ryanair’s operating results may be more pronounced. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices alone or in combination with other factors. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging.” Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as the Company’s expansion plans, which will tend to have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated expansion of Ryanair’s fleet will result in an increase, in absolute terms, in Ryanair’s aggregate fuel costs.

Based upon Ryanair’s fuel consumption for the 2010 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €0.9 million in the Company’s annual fuel costs. Ryanair’s fuel costs in the 2010 fiscal year, after giving effect to the Company’s fuel hedging activities, decreased by 29% from the comparable period ended March 31, 2009, to €893.9 million, primarily due to the significant decrease in the cost of jet fuel. Ryanair estimates that its fuel costs would have been approximately €916.6 million in the 2010 fiscal year, as compared to €1,154.5 million in the 2009 fiscal year, had Ryanair not had any fuel hedging arrangements in place in either fiscal year.

Ryanair Has Decided to Freeze its Development in the U.K. Market and Curtail Certain U.K. Operations. Ryanair informed its U.K.-based pilots on June 16, 2009 that it had completed a review of its U.K. growth plans. The review was prompted by the recessionary environment in the U.K. and the impact it had had on Ryanair’s business, coupled with the negative impact of the U.K.’s then £10 Air Passenger Duty (“APD”), described in more detail below. As a secondary issue, Ryanair also noted that the campaign conducted by the British Airline Pilots Association (“BALPA”) for union recognition had made Ryanair’s position in the U.K. more uncertain. See “—Risks Related to the Airline Industry—The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions; A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations” below.

As a result of the review, Ryanair announced its decision to temporarily freeze overall growth at its existing U.K. bases from June 16, 2009 onwards. However, the Company may selectively increase capacity at some U.K. airports where opportunities arise such as its launch of a new base at Leeds Bradford. Any changes in the announced policy will be dependent upon the recovery of the U.K. economy, the status of the U.K.’s APD tourist tax and any other relevant factors (such as airport growth incentives). Furthermore, Ryanair announced on July 21, 2009 that, as a result of the U.K. government’s £10 APD tourist tax (as well as the then scheduled increase in APD from £10 to £11, which occurred in November 2009) and the high costs of operating at its London (Stansted) base, it would implement a 40% reduction in capacity at such base between October 2009 and March 2010. In particular, the Company announced its intention to reduce its London (Stansted)-based aircraft from the then current 40 to 24 during the aforementioned period, and also reduce by 30% the number of weekly Ryanair flights to and from the airport. The Company announced at that time that it expected these cuts to result in 2.5 million fewer passenger trips during the period. In addition, on June 29, 2010, due to the continuance of the U.K. government’s £11 APD tourist tax and high charges at London (Stansted) airport, the Company announced that capacity at London (Stansted) airport would be reduced from winter 2010 by 17% and the number of aircraft based at London (Stansted) would be reduced from 24 to 22. Ryanair also noted that, as a result of other capacity reductions at its U.K. bases except for the bases at Edinburgh and Leeds Bradford, its total U.K. capacity would fall by 16% in the period from November 1, 2010 to March 31, 2011.

The decision to freeze the Company’s development in the U.K. and reduce flights to and from London (Stansted) has presented some risks. In the past, the Company’s growth has been largely dependent on flights to or from the U.K. Such flights represented 24.1% of total flights in the 2010 fiscal year. A weak U.K. economy, along with the Company’s decision to freeze growth at its U.K. bases (with the exception of launching a base at Leeds Bradford), and reduce its London (Stansted) flights, may affect the overall growth of the Company. In addition, the abovementioned measures affecting U.K.-based pilots may affect the Company’s labor relations. Such risks could lead to negative effects on the Company’s financial condition and/or results of operations.

The Company May Not Be Successful in Reducing Business Costs to Offset Reduced Fares. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. The Company has limited control over its fuel costs and already has comparatively low other operating costs. In periods of high fuel costs, if the Company is unable to further reduce its other operating costs, operating profits are likely to fall. The Company cannot offer any assurances regarding its future profitability. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Additional Losses” above.

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. In December 2002, the European Commission announced the launch of an investigation into the 2001 agreement between Ryanair and Brussels (Charleroi) airport and the airport’s owner, the government of the Walloon Region of Belgium. The agreement enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi).

In February 2004, the European Commission found that a portion of the arrangements between Ryanair, the airport, and the region constituted illegal state aid, and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. In May 2004, Ryanair appealed the decision of the European Commission to the European Court of First Instance (“CFI”), requesting that the decision be annulled. The CFI heard Ryanair’s appeal in March 2008. In December 2008, the CFI annulled the European Commission’s decision and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. Subsequently, the Walloon Region withdrew a separate action for €2.3 million against the Company.

Between July 2007 and March 2008, the European Commission launched formal investigations into Ryanair’s agreements with the Lübeck, Schönefeld, Tampere, Alghero, Pau, Aarhus and Bratislava airports. These investigations are ongoing, with the exception of the Bratislava airport case, which concluded in January 2010 with a finding that the agreement was in full compliance with state-aid rules.

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

Ryanair believes that the positive decision by the CFI in the Charleroi case has caused the Commission to rethink its policy in this area. However, adverse rulings in the Frankfurt (Hahn) or similar cases could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company. For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair’s competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-U.S. Open Skies Agreement, which was signed in April 2007 and entered into effect in March 2008, allows U.S. carriers to offer services in the intra-EU market, which should eventually result in increased competition. See “Item 4. Information on the Company—Government Regulation—Liberalization of the EU Air Transportation Market.”

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. Increased price competition and the resulting lower fares, combined with continuous increases in the Company’s capacity in recent years (including an increase of approximately 12% during the 2010 fiscal year), have combined to put downward pressure on the Company’s yields. Ryanair’s Yield per Available Seat Mile (“YASM”) decreased by 7.6% in the 2009 fiscal year and decreased further by 12.6% in the 2010 fiscal year.

Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other conduct, price competition among airlines could reduce the level of fares or passenger traffic on the Company’s routes to the point where profitability may not be achievable.

In addition to traditional competition among airline companies and charter operators who have entered the low-fares market, the industry also faces competition from ground transportation (including high-speed rail systems) and sea transportation alternatives, as businesses and recreational travelers seek substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft.

Ryanair expects to have 272 aircraft in its fleet by March 31, 2011. With the Company’s current orders for aircraft it is obligated to buy (i.e., “firm” orders) under its contracts with The Boeing Company (“Boeing”), the Company expects to increase the size of its fleet to as many as 299 Boeing 737-800 aircraft by March 2013 (assuming that planned disposals of aircraft and returns of leased aircraft are completed on schedule). For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Ryanair plans to finance its purchases of firm-order aircraft through a combination of bank loans, operating and finance leases—including via sale-and-leaseback transactions—and cash flow generated from the Company’s operations. As in the past, Ryanair expects a majority of its financing to be supported by guarantees granted by the Export-Import Bank of the United States (“Ex-Im Bank”). Nonetheless, due to the general deterioration in the availability of bank credit facilities in recent years, no assurance can be given that sufficient financing will be available to Ryanair or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for new aircraft on reasonable terms could have a material adverse effect on its business, results of operations, and financial condition.

In addition, the financing of new and existing Boeing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair’s ability to draw down funds under its existing bank-loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to such bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has arranged or drawn down financing for all 16 aircraft to be delivered in the period between the date hereof and January 2011 through Ex-Im Bank-supported finance leases (five of such aircraft remain subject to the issuance of preliminary credit guarantees by Ex-Im Bank). For additional details on Ryanair’s financings, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company’s Rapid Growth May Expose It to Risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” During the 2010 fiscal year, Ryanair announced 356 new routes originating from Belgium, France, Germany, Ireland, Italy, Lithuania, Malta, Norway, Portugal, Slovakia, Spain, Sweden and the U.K. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, which are expected to increase Ryanair’s booked passenger volumes in the 2011 fiscal year to approximately 73.5 million passengers (prior to any reduction in passengers arising from the volcanic ash-related flight cancellations), an increase of approximately 11% over the approximately 66.5 million passengers booked in the 2010 fiscal year. However, no assurance can be given that this target will in fact be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.”

The expansion of Ryanair’s fleet and operations, in addition to other factors, may also strain existing management resources and related operational, financial, management information, and information technology systems, including Ryanair’s Internet-based reservation system, to the point that they may no longer be adequate to support Ryanair’s operations. This would require Ryanair to make significant additional expenditures. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair’s ability to achieve growth plans and sustain or increase its profitability.

Ryanair’s New Routes and Expanded Operations may have an Adverse Financial Impact on its Results. Currently, a substantial number of carriers operate routes that compete with Ryanair’s, and the Company expects to face further intense competition. See “Item 4. Information on the Company—Industry Overview—European Market.”

When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. See

“Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair expects to have other substantial cash needs as it expands, including as regards the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800s. There can be no assurance that the Company will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. Further volcanic ash emissions could make consumers less willing to travel and impact the launch of new routes or bases. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.” See also “—The Company Will Incur Significant Costs Acquiring New Aircraft and the Continued Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms.”

Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair’s bases currently have no slot allocations, traffic at a minority of the airports Ryanair serves, including its primary bases, is currently regulated through slot allocations. Applicable EU regulations appear to prohibit the buying or selling of slots for cash, although media reports indicate that the buying and selling of slots may have occurred at certain airports in Europe. Regardless of any such sales, there can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot bases, or the other non-slot airports Ryanair serves, will continue to operate without slot allocations in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to, or increase service at, such airports.

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s low-fares strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example, in March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. This increase in charges had a negative impact on yields and passenger volumes. In addition, the Dublin Airport Authority (“DAA”) recently completed a new terminal (Terminal 2) and other infrastructure at Dublin Airport at a cost in excess of €1.2 billion. As a result of this capital expenditure, airport fees per departing passenger increased by 27% in May 2010, from €13.61 to €17.23, and could increase by up to 8.0% in November 2010 to €18.64 following the opening of Terminal 2 in November 2010 and by up to a further 12.0% in January 2011 to €20.88 in accordance with the CAR’s decision on December 4, 2009 in relation to airport charges between 2010 and 2014. Increases in airport charges tend to lead to increased fares and have an adverse impact on yields and passenger volumes at Dublin Airport. Ryanair has already responded to this change by moving to reduce capacity in both summer and winter periods. However, the Aviation Appeals Panel appointed by the Minister of Transport following a request from Ryanair ruled on June 2, 2010, that the Irish Commission for Aviation Regulation (“CAR”) should introduce differential pricing for the use of the existing Terminal 1 and the new Terminal 2. The CAR must decide whether to introduce such pricing by August 2, 2010. The Company is unsure as to whether the introduction of differential pricing will reduce costs at Dublin Airport. The increase in charges in May 2010, in combination with the introduction of the €10 Air Travel Tax described below, has led to substantially reduced passenger volumes and a significant decline in yields on flights to and from Dublin Airport. In June 2009, Ryanair announced that it was reducing its fleet at Dublin Airport to 17 by summer 2009, 16 by winter 2009, 15 by summer 2010 and 12 by winter 2010 (down from 22 in summer 2008 and 20 in winter 2008), as a result of rising airport charges and the introduction of an Air Travel Tax of €10 on all passengers departing from Irish airports on routes longer than 300 kilometers. Excluding the planned reduction by winter 2010, these reductions have been carried out. See “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports.”

The Company’s Acquisition of 29.8% of Aer Lingus and Subsequent Failure to Conclude a Complete Acquisition of Aer Lingus Could Expose the Company to Risk. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the Court upheld the Commission’s decision. Ryanair has two months and 10 days from such date to appeal this judgment.

The then EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake.” In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures. Aer Lingus’ main appeal was heard in July 2009. On July 6, 2010 the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. Aer Lingus has two months and 10 days from such date to appeal this judgment to the Court of Justice of the EU. In addition to the risk that the Court of Justice may overturn the lower court’s ruling, should Aer Lingus choose to appeal it, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

During the 2010 fiscal year, Ryanair recorded an impairment charge recognized in the income statement of €13.5 million on its Aer Lingus shareholding reflecting a decline in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009. The subsequent increase in the Aer Lingus share price from €0.50 at June 30, 2009 to €0.73 at March 31, 2010 resulted in a gain of €36.5 million, which was recognized through other comprehensive income within equity.

On December 1, 2008, Ryanair made a second offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. Ryanair also advised the market that it would not proceed to seek EU approval for the new bid unless the shareholders agreed to sell their stakes in Aer Lingus to Ryanair. However, the Company was unable to secure the shareholders’ support, and accordingly on January 28, 2009, it withdrew its new offer for Aer Lingus.

Deteriorations in conditions in the airline industry affect the Company not only directly, but also indirectly, because the value of its stake in Aer Lingus fluctuates with the share price. However, as the value of the Company’s stake in Aer Lingus has already been written down to just €79.7 million (as of March 31, 2010), the potential for future write-downs of that asset is currently limited to that amount.

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, the Company’s historical and current level of profitability and its planned payment of a €500 million dividend to shareholders, may make it difficult for Ryanair to avoid increases to its base salary levels and employee productivity payments. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements may not be subject to change or modification at any time. The Company has negotiated with all employee groups and has secured a pay freeze for fiscal years 2009, 2010 and 2011. In addition, the Company will eliminate any positions that may be identified as redundant. These steps may lead to deteriorations in labor relations in the Company and could impact the Company’s business or results of operations. The Company also operates in certain jurisdictions with above average payroll taxes and employee-related social insurance costs, which could have an impact on the availability and cost of employees in these jurisdictions.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots, regarding pay, work practices, and conditions of employment, through collective-bargaining unites called “Employee Representation Committees.” In the U.K., BALPA unsuccessfully sought to represent Ryanair’s U.K.-based pilots in their negotiations with the Company in 2001, at which time an overwhelming majority of those polled rejected BALPA’s claim to represent them. On June 19, 2009, BALPA made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA has the option of applying to the U.K.’s Central Arbitration Committee (“CAC”) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC; however, in July 2009 BALPA confirmed that it was temporarily suspending its campaign. If BALPA were to proceed with an application to the CAC and be successful in such a ballot initiative, this would allow it to represent the U.K. pilots at some or all U.K. bases in negotiations over salaries and working conditions. For additional details, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.” Limitations on Ryanair’s flexibility in dealing with its employees or the altering of the public’s perception of Ryanair generally could have a material adverse effect on the Company’s business, operating results, and financial condition.

The Company is Dependent on External Service Providers. Ryanair currently assigns its engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency (“Part 145”). The Company also assigns its passenger and aircraft handling and ground handling services at airports other than Dublin and certain airports in Spain and the Canary Islands to established external service providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations—Airport Handling Services.”

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

Since October 1, 2009, all passengers have been required to use Internet check-in. Internet check-in is part of a package of measures intended to improve service by reducing airfares as well as reducing check-in lines. See “Item 4. Information on the Company—Reservations/Ryanair.com.” The Company has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. The result of this requirement is that Ryanair has reduced airport and handling costs, as a result of the need to have fewer check-in staff and rented check-in desks. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect the Company’s results of operations and financial condition.

Risks Related to the Airline Industry

Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations. Between April 17 and April 22, 2010, the majority of the airspace over northern Europe was closed by authorities as a result of safety concerns presented by emissions of ash from an Icelandic volcano. This closure forced Ryanair to cancel 7,855 flights. Since then, there have been periodic closures of parts of the European airspace due to further emissions of ash from the same volcano, which have resulted in the cancellation of a further 1,635 flights.

Under the terms of Regulation (EC) No. 261/2004, described below, Ryanair has certain duties to passengers whose flights are cancelled. In particular, Ryanair is required to reimburse passengers who have had their flights cancelled for certain reasonable, documented expenses—primarily for accommodation and food. As of the date hereof, the Company is uncertain as to the number of claims it will receive or the amount it will have to reimburse passengers in respect of these claims, but the Company expects that the amount will be significant. The Company estimates that the non-recoverable fixed costs associated with the cancellations, the repositioning costs for aircraft, and other costs associated with cancellations, as well as the aforementioned reimbursement claims for the initial 6.5 days of closure of European aerospace will amount to approximately €6 million per day, or approximately €40m for such initial period of closure. Based on the latest information available, the Company estimates that the cumulative costs in respect of volcanic ash disruptions experienced to date, excluding taxation credits, will amount to approximately €50 million. The Company has re-accommodated or refunded fares to approximately 1.5 million passengers due to flight cancellations.

Volcanic emissions may continue for some time and could lead to further flight cancellation costs which could have a material adverse impact on the Company’s financial condition and results of operations. Furthermore, volcanic emissions (whether from current or new sources) or similar atmospheric disturbances and resulting cancellations due to the closure of airports could also have a material adverse affect on the Company’s financial performance indirectly, as a consequence of changes in the public’s willingness to travel within Europe due to the risk of flight disruptions.

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions; A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as high unemployment rates, constrained credit markets and increased business operating costs lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. Total demand for European air travel has weakened between the period of the latter half of 2008 and the first half of 2010, which Ryanair believes can be primarily attributed to the crisis experienced in the worldwide credit markets, high oil prices and the global recession. A continued recessionary environment, combined with austerity measures by European governments, will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse impact on its financial results. Furthermore, demand for air travel could be impacted by emissions of volcanic ash, as noted above.

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (APD) of £11 per passenger. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007 and £11 in 2009. The increase in this tax is thought to have had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights. On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers.

Both the Belgian and Greek governments planned to introduce similar taxes; however, they have now cancelled plans to introduce these taxes. The Dutch government withdrew its travel tax with effect from July 1, 2009. The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity. The German government has also announced that it plans to introduce a passenger tax in 2010 for all departing passengers, however to date, no details on the amount of this charge have been published. The introduction of further government taxes on travel across Europe, such as that proposed by the German government in June 2010, could have a material negative impact on Ryanair’s results of operations as a result of price-sensitive passengers being less likely to travel.

Any Significant Outbreak of any Airborne Disease, Including Swine Flu or Foot-and-Mouth Disease, Could Significantly Damage Ryanair’s Business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of SARS, foot-and-mouth disease, avian flu and swine flu have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse impact on the Company. A severe outbreak of swine flu, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease also may result in European or national authorities imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations.

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004). This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to be paid to passengers in the event of cancelled flights. In November 2009, the Court of Justice of the EU in the Sturgeon case decided that provisions of the legislation in relation to compensation are not only applicable to flight cancellations but also to delays of over three hours. However, such provisions, by their terms, do not apply to any cancellation, or any delay over three hours, in circumstances in which the airline is able to prove that such cancellation or delay was caused by extraordinary circumstances, such as weather, air-traffic control delays, or safety issues. Otherwise, the regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight. As Ryanair’s average flight length is less than 1,500 km—the upper limit for short-haul flights—the amount payable is generally €250 per passenger per occurrence. Passengers subject to long delays (in excess of two hours for short-haul flights) are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodations if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this legislation, if Ryanair experiences a large number of cancelled flights, which could occur as a result of certain types of events beyond its control. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.”

EU Regulation of Emissions Trading Could Increase Costs. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme with effect from 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO 2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in 2012 have yet to be determined. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

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

In addition, reservations on Ryanair’s flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 (in which a car filled with explosives was driven into Glasgow’s airport) and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect passenger traffic. In the 2010 fiscal year, 17.8 million passengers were booked on Ryanair’s flights into and out of London, representing 26.7% of the total passengers booked on all of the Company’s flights in the fiscal year. Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company’s profitability or financial condition should the public’s willingness to travel to and from those markets decline as a result. See also “—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry” below.

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry. The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the United States. Although carriers such as Ryanair that operate primarily or exclusively in Europe were generally spared from such material adverse impacts on their businesses, the cost to all commercial airlines of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically after the September 11 attacks. See “Item 4. Information on the Company—Insurance.” In addition, Ryanair’s insurers have indicated that the scope of the Company’s current “act of war”-related insurance may exclude certain types of catastrophic incidents, such as certain forms of biological, chemical or “dirty bomb” attacks. This could result in the Company’s seeking alternative coverage, including government insurance or self-insurance, which could lead to further increases in costs. Although Ryanair to date has passed on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so.

Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S. or in Europe, particularly in London or other markets that are significant to Ryanair, any significant military actions by the United States or EU nations or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair’s business, operating results, and financial condition. See also “—Risks Related to the Company—Further Terrorist Attacks in London and Other Destinations Could Have a Detrimental Effect on the Company.”

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for 34.1% of total operating expenses (excluding de-icing costs) in the 2010 fiscal year, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) has required a number of such procedures with regard to Boeing 737-800 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system, and limitations on certain operating procedures. Ryanair’s policy is to implement any such required procedures in accordance with FAA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company’s operating results or financial condition.

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

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. The board of directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company’s ability to operate by identifying those shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares.” The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals. As of June 30, 2010, EU nationals owned at least 53.6% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

Holders of Ordinary Shares are Currently Unable to Convert those Shares into American Depositary Receipts. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York Mellon, the depositary for its ADR program (the “Depositary”), to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also “—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

The Company’s Results of Operations May Fluctuate Significantly. The Company’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations.” Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions, the seasonal nature of air travel, and trends in airlines’ costs, especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

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

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares. However, the directors of Company declared on June 1, 2010 that Ryanair Holdings intends to pay a special dividend of €500 million, to be paid in October 2010, subject to shareholder approval at its annual general meeting on September 22, 2010. The Company also indicated in the same announcement that it may pay a further dividend of up to €500 million before the end of fiscal year 2013, subject to, amongst other things, its continued profitability and the absence of further aircraft purchases or any other significant capital expenditures. The Company may ultimately determine not to pay any such dividend, or may fail to obtain shareholder approval. The Company may pay other dividends from time to time, or it may not pay any dividends at all, as has been its practice to date. No assurances can be given that the Company will, or will not, pay dividends. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Item 4.	Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates a low-fares, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, and Morocco. Incorporated in 1984, Ryanair Limited began to introduce a low-fares operating model under a new management team in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” At June 30, 2010, with its operating fleet of 250 Boeing 737-800 “next generation” aircraft, Ryanair Limited offered approximately 1,300 scheduled short-haul flights per day serving 155 airports throughout Europe and Morocco. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €305.3 million in the 2010 fiscal year, as compared to a loss on ordinary activities after taxation of €169.2 million in the 2009 fiscal year. This variation was primarily attributable to a 28.9% decrease in fuel costs from €1,257.1 million to €893.9 million, and a 2.0% increase in revenues from €2,942.0 million to €2,988.1 million. Ryanair generated an average booked passenger load factor of approximately 82.2% and average scheduled passenger revenues of €0.067 per ASM in the 2010 fiscal year. The Company has focused on maintaining low operating costs (€0.047 per ASM in the 2010 fiscal year).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect”—Ryanair’s history of stimulating significant annual passenger traffic growth on the new routes on which it has commenced service since 1991. For example, on the basis of the “U.K. Airports Annual Statement of Movements, Passengers and Cargo” published by the U.K. Civil Aviation Authority and statistics released by the International Civil Aviation Organization (the “ICAO”), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 3.96 million passengers in the 2009 calendar year. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each such route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

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

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to the data available from the Association of European Airlines (“AEA”) and airlines’ own published statistics, Ryanair has achieved better punctuality, fewer lost bags, and fewer cancellations than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by primarily operating from un-congested airports. Ryanair conducts a daily conference call with Ryanair and airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. Customer satisfaction is also measured by regular online, mystery-passenger and employee surveys.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the 2010 fiscal year, Ryanair flew an average route length of 661 miles and an average flight duration of approximately 1.55 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays, more competitive airport access, and lower handling costs. Ryanair’s “on time” performance record (arrivals within 15 minutes of schedule) for the 2010 fiscal year was 88%. According to the last available comparative data published by the AEA (which relates to the 2008-2009 winter season), Ryanair’s “on time” performance record exceeded that of its principal competitors that make such data available, including: Air France (approximately 83%); British Airways (approximately 83%); Iberia (approximately 70%) and Lufthansa (approximately 85%). Aer Lingus and easyJet do not publish punctuality statistics. Faster turnaround times are a key element in Ryanair’s efforts to maximize aircraft utilization. Ryanair’s average scheduled turnaround time for the 2010 fiscal year was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair’s primary strategy for controlling aircraft acquisition costs is to operate a single aircraft type. Ryanair currently operates only “next generation” Boeing 737-800s. Ryanair’s continuous acquisition of new Boeing 737-800s has already and is expected to continue to significantly increase the size of its fleet and thus significantly increase its aircraft equipment and related costs (on an aggregate basis). However, the purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. See “—Aircraft” below for additional information on Ryanair’s fleet.

Personnel Costs. Ryanair endeavors to control its labor costs by seeking to continually improve the productivity of its already highly productive work force. Compensation for employees emphasizes productivity-based pay incentives. These incentives include commissions for onboard sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants within limits set by industry standards or regulations fixing maximum working hours.

Customer Service Costs. Ryanair has entered into agreements on competitive terms with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions and third-party reservation systems costs. Ryanair generates over 99% of its scheduled passenger revenues through direct sales via its website.

Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive prices. Management believes that Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable contracts with such airports for access to their facilities. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. In addition, since October 2009, Ryanair has required all passengers to check-in on the Internet. This requirement was instituted to reduce waiting times at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet at the time of booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs.

Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system, which it operates under a hosting agreement with Navitaire that will terminate in 2013. As part of the implementation of the new reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. After the launch of the Internet reservation system, Ryanair heavily promoted its website through newspaper, radio and television advertising. As a result, Internet bookings grew rapidly, and have accounted for over 99% of all reservations over the past several years. In 2008, Ryanair upgraded the reservation system to a more scalable version, which offers more flexibility for future system enhancements and to accommodate the planned growth of Ryanair.

In March 2006, Ryanair introduced its Internet check-in service and, in October 2009, it made its use mandatory. The Company therefore replaced its previous airport check-in facilities with significantly fewer bag-drop desks. The Company has also deployed kiosks with payment facilities at most of its main bases. See “Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities.”

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single passenger or flight crew fatality in its 25-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of Part 145. Ryanair currently performs heavy airframe maintenance, but contracts with other parties who perform engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including British Airways, Finnair and Iberia. Ryanair assigns a Part 145-certified mechanic to oversee engine overhauls performed by other parties.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For hotel services, Ryanair has a contract with Booking.com, pursuant to which Booking.com handles all aspects of such services marketed through Ryanair’s website and pays a fee to Ryanair. Ryanair also has contracts with other accommodation providers that enable Ryanair to offer camping, hostel, bed-and-breakfast, guesthouse, villa and apartment accommodation to its customers. In addition Ryanair has a contract with the Hertz Corporation (“Hertz”), pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system. Hertz pays a per-passenger fee to Ryanair. Ryanair also sells cruises online and bus and rail tickets onboard its aircraft and through its website. Costa Cruises handles all cruise bookings made via Ryanair’s website and pays Ryanair a per-passenger fee. For the 2010 fiscal year, ancillary services accounted for 22.2% of Ryanair’s total operating revenues, as compared to 20.3% of such revenues in the 2009 fiscal year. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2010 Compared with Fiscal Year 2009—Ancillary Revenues” for additional information.

Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe and Morocco, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) initiating additional routes in the EU; (ii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (iii) increasing the frequency of service on its existing routes; (iv) starting new domestic routes within individual EU countries; (v) considering acquisition opportunities that may become available in the future; (vi) connecting airports within its existing route network (“triangulation”); (vii) establishing new bases; and (viii) initiating new routes not currently served by any carrier.

During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company thereafter increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the Court upheld the Commission’s decision. Ryanair has two months and 10 days from such date to appeal this judgment.

On December 1, 2008, Ryanair made a second offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees who own 18% of Aer Lingus would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties, including the Irish Government. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. However, as the Company was unable to secure the shareholders’ support (to sell their stakes in Aer Lingus to Ryanair), the Company decided on January 28, 2009, to withdraw its offer for Aer Lingus.

See “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Aer Lingus Merger Decision.”

Responding to Current Challenges. In recent periods, and with increased effect in the 2008, 2009 and 2010 fiscal years, Ryanair’s low-cost, low-fares model has faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in the economies in which it operates. The Company has aimed to meet these challenges by: (i) selectively grounding aircraft during the 2009-2010 winter season; (ii) disposing of aircraft (disposals totaled 6 in the 2008 fiscal year, 17 in the 2009 fiscal year and 3 in the 2010 fiscal year); (iii) controlling labor and other costs, including through wage freezes, selective redundancies and the introduction of Internet check-in; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs.”

The Company has announced capacity reductions, primarily at Dublin Airport, the most expensive airport in terms of airport charges that Ryanair serves. As a result of this airport’s high charges, certain routes are not economically viable to operate during the winter when the Company typically experiences lower load factors and fares. In June 2009, Ryanair announced that it was reducing its fleet at Dublin Airport to 17 by summer 2009, 16 by winter 2009, 15 by summer 2010 and 12 by winter 2010 (down from 22 in summer 2008 and 20 in winter 2008), as a result of rising airport charges and the introduction of an Air Travel Tax of €10 on all passengers departing from Irish airports on routes longer than 300 kilometers. Excluding the planned reduction by winter 2010, these reductions have been carried out. The Company has also frozen growth in the United Kingdom with the exception of launching a base at Leeds Bradford. Ryanair reduced capacity at its London (Stansted) base by 40% between October 2009 and March 2010. In addition, on June 29, 2010, due to the continuance of the U.K. government’s £11 APD tourist tax and high charges at London (Stansted) airport, the Company announced that capacity at London (Stansted) airport would be reduced from winter 2010 by 17% and the number of aircraft based at London (Stansted) would be reduced from 24 to 22. Ryanair also noted that, as a result of other capacity reductions at its U.K. bases except for the bases at Edinburgh and Leeds Bradford, its total U.K. capacity would fall by 16% in the period from November 1, 2010 to March 31, 2011. See “Risk Factors—Risks Related to the Company—Ryanair Has Decided to Freeze its Development in the U.K. Market and Curtail Certain U.K. Operations.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of June 30, 2010, the Company offered approximately 1,300 scheduled short-haul flights per day serving 155 airports throughout Europe and Morocco, and flying approximately 1,100 routes. The following table lists Ryanair’s top ten routes during the 2010 fiscal year by number of passengers, as well as the date service commenced on each such route. These routes in the aggregate accounted for 7.1% of the Company’s scheduled passenger volume in the 2010 fiscal year.

Route Served	Date service commenced
Between Dublin and London (Stansted)	Nov-88
Between Dublin and London (Gatwick)	Nov-94
Between Milan (Bergamo) and Rome (Ciampino)	Mar-06
Between Dublin and Manchester	May-94
Between London (Stansted) and Belfast	Oct-07
Between London (Stansted) and Rome (Ciampino)	Apr-02
Between Dublin and London (Luton)	Jan-86
Between London (Stansted) and Milan (Bergamo)	Apr-02
Between Frankfurt (Hahn) and London (Stansted)	Apr-99
Between Dublin and Birmingham	Oct-93

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

During the 2010 fiscal year, Ryanair announced 356 new routes originating from Belgium, France, Germany, Ireland, Italy, Lithuania, Malta, Norway, Portugal, Slovakia, Spain, Sweden and the U.K. See “Risk Factors—Risks Related to the Company—Ryanair Has Decided to Freeze its Development in the U.K. Market and Curtail Certain U.K. Operations.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares and price guarantee. In doing so, Ryanair primarily advertises its services in national and regional newspapers, as well as through controversial and topical advertising, press conferences and publicity stunts. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers via e-mail.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents commissions for their services, as well as reimbursing them for the fees charged by reservation systems-providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company. Over 99% of such reservations and purchases are made through the website Ryanair.com. Ryanair is therefore not reliant on travel agents. See “—Strategy—Taking Advantage of the Internet” above for additional information.

In 2008, Ryanair upgraded its reservation system in order to facilitate the continued expansion of the airline. The prior reservation system had been approaching its capacity in terms of the total number of passenger transactions processed each year. The upgraded system is much more scalable and will be able to cope with the planned growth of Ryanair. In addition, the new system also gives the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development. Under the agreement with the system-provider, Navitaire, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in and priority boarding service. Since October 2009, Ryanair has required Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs.

AIRCRAFT

Aircraft

As of June 30, 2010, Ryanair’s operating fleet was composed of 250 Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 232 Boeing 737-800s at March 31, 2010. The Company expects to have an operating fleet comprising 272 Boeing 737-800s at March 31, 2011.

Between March 1999 and June 30, 2010, Ryanair took delivery of 276 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing (and disposed of 26 such aircraft). The new Boeing 737-800s share certain basic characteristics with Ryanair’s prior fleet of Boeing 737-200A aircraft, all of which were retired by December 2005. However, the new aircraft are larger (seating up to 189 passengers, as compared to 130 in the Boeing 737-200As), capable of longer flights without refueling, and incorporate more advanced aviation technology. The Boeing 737-800s also comply with Chapter 3 noise reduction requirements established by the ICAO, which took effect in the EU in 2002.

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

On December 18, 2009, the Company announced that it was unable to conclude negotiations with Boeing in respect of a new agreement for the purchase of 100 new Boeing 737-800 series aircraft (with an option to purchase an additional 100) for delivery during the period 2013 to 2015. Although the Company had reached agreement with Boeing in relation to the aircraft price it was unable to conclude negotiations regarding other terms and conditions. The Company has no immediate plans to re-commence negotiations with Boeing. With the surplus cash that resulted from unsuccessful negotiations with Boeing, the Company has, subject to shareholder approval, decided to pay a special dividend of €500 million. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.”

Beginning in June 2005, the Company exercised a number of purchase options to acquire new Boeing 737-800 aircraft. These exercised purchase options are detailed in the table below.

Date(s) Purchase Option Exercised	No. of Aircraft	Delivery Dates Agreed Upon
June 2005	5	Feb. 2007 to May 2007
October 2005	9	Sept. 2007 to Nov. 2007
June 2006	10	March 2008 to June 2009
August 2006	32	Sept. 2009 to June 2009
April 2007	27	Sept. 2009 to March 2010
June 2008, September 2008, October 2008 and January 2009	30	June 2010 to March 2011
December 2009	10	Sept. 2012 to Nov. 2012

Ryanair expects to take delivery of an additional 72 aircraft under its contracts with Boeing over the period from June 30, 2010 to March 31, 2013. These deliveries will increase the size of Ryanair’s fleet to 299 by March 2013 (assuming that the planned disposal or return (under the terms of an operating lease) of 23 such aircraft is completed on schedule). As of June 30, 2010, Ryanair had sold 25 Boeing 737-800 aircraft to third parties. Depending on market conditions and various other considerations, Ryanair expects to either dispose of 23 more aircraft or return such aircraft to the relevant lessor during the period through March 31, 2013. (The foregoing does not take into account an aircraft involved in a bird strike at Rome (Ciampino) airport in November 2008, which has been retained but not repaired and is thus listed as a disposal in the table on page 51, bringing the total number of past and future disposals and/or returns to 49.)

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which Ryanair currently leases 55 of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

At March 31, 2010, the average aircraft age of the Company’s Boeing 737-800 fleet was 2.94 years, and no aircraft was more than 8 years old.

Training and Regulatory Compliance

Ryanair currently owns and operates four Boeing 737-800 full flight simulators for pilot training, the first of which was delivered in 2002. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). The second simulator was delivered in 2004, while the third and fourth simulators were delivered in the 2008 fiscal year. In September 2006, Ryanair entered into a new contract with CAE to purchase B737NG Level B flight simulators. The first two of these simulators were delivered in the 2009 fiscal year and are now fully operational. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2010 Compared with Fiscal Year 2009—Ancillary Revenues” for additional information.

As part of its non-flight scheduled and Internet-related services Ryanair incentivises ground service providers at all of the airports it serves to levy correct excess baggage charges for any baggage that exceeds Ryanair’s published baggage allowances and to collect these charges in accordance with Ryanair’s standard terms and conditions. Excess baggage charges are recorded as non-flight scheduled revenue.

Ryanair primarily distributes accommodation services and travel insurance through its website. For hotel services, Ryanair has a contract with Booking.com, pursuant to which Booking.com handles all aspects of such services marketed through Ryanair’s website and pays a fee to Ryanair. Ryanair also has contracts with other accommodation providers that enable Ryanair to offer camping, hostel, bed-and-breakfast, guesthouse, villa and apartment accommodation to its customers. In addition Ryanair has a contract with the Hertz Corporation (“Hertz”), pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system. Hertz pays a per-passenger fee to Ryanair. Ryanair also sells cruises online and bus and rail tickets onboard its aircraft and through its website. Costa Cruises handles all cruise bookings made via Ryanair’s website and pays Ryanair a fixed fee.

Ryanair sells gift vouchers on its website. Such gift vouchers are also redeemable online. In May 2009, Ryanair started to offer its passengers the possibility of receiving an SMS (text message) when booking, at a fee of £1 or €1, to inform them of their flight confirmation details.

In April 2009, Ryanair signed a contract with Webloyalty International Ltd, which offers Ryanair’s customers who have a UK, German or French billing address a retail discount and cash-back programme. In February 2009, Ryanair introduced Google Adsense to its search results pages in order to monetize the traffic levels that those pages generate. In March 2009, Ryanair expanded further into the area of third-party Internet advertising with the introduction of third-party display advertising on the homepages in the UK and Ireland.

Ryanair has entered into agreements pursuant to which the Company promotes Ryanair-branded credit cards issued by MBNA, GE Money and Banco Santander onboard its aircraft and on its Internet site. The MBNA agreement relates to Irish residents only, the GE Money agreement relates to Swedish and Polish residents only and the Banco Santander agreement relates to UK residents only. Ryanair generates revenue from MBNA, GE Capital and Banco Santander on the basis of the number of cards issued and the revenues generated through the use of the credit cards.

In April 2008, Ryanair entered into a contract with On Air, a provider of mobile voice and data solutions for aircraft, for the provision of an in-flight communications service that allowed Ryanair passengers to use mobile phone and electronic communication devices such as Blackberries™ while onboard Ryanair aircraft. Ryanair bore the cost of its installation on Ryanair aircraft. Ryanair received commissions on mobile calls made and text messages and emails sent using the service, which were billed to customers based on international roaming rates. On March 29, 2010, On Air notified Ryanair of its intention to terminate the contract. Ryanair was pleased with the system performance and passenger usage and had notified On Air of its wish to roll out the service across the entire fleet. On Air was unwilling to commit to this expense and exercised its right to terminate. Ryanair plans to invite other providers of similar services to tender for the business.

Ryanair has recently commenced a rollout of handheld Electronic Point of Sale (“EPOS”) devices across its route network. These EPOS devices will replace the existing manual and paper based systems on board the aircraft. The EPOS device will enable cabin crew to sell and record their on-board sales transactions more efficiently and generate vastly improved management sales reporting. The device will also be able to issue bus and rail tickets and will replace the existing manual ticket systems. Management expects to complete the rollout of the EPOS devices by the end of August 2010.

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

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight, daily, and transit checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick) and Bremen facilities. Since December 2003, Ryanair has operated a two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it carries out both A-checks and C-checks on the fleet of Boeing 737-800 aircraft. The facility performs two C-checks per week, enabling Ryanair to perform most of the heavy maintenance that is currently required on its Boeing 737-800 fleet in-house. Ryanair also expects to complete the construction of a new three-bay maintenance hangar at Glasgow (Prestwick) airport by October 2010, which should accommodate some heavy maintenance work.

Ryanair opened a five-bay hangar and stores facility at its London (Stansted) airport base in October 2008 to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates two flight simulator devices with space and provisions for two more, together with a cabin crew trainer and associated training rooms. Ryanair carries out checks and line maintenance in its single-bay aircraft hangar facility in Bremen. Ryanair has recently entered into a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport to occupy a two-bay hangar and stores facility that also incorporates a two-bay simulator-training center. This facility is undergoing construction. It is expected to be completed by January 2011, allowing Ryanair to carry out additional line maintenance.

Maintenance and repair services that may become necessary while an aircraft is located at some of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by Ryanair’s approved engineers or, in the case of Brussels (Charleroi), Stockholm (Skvasta), Rome (Ciampino), Frankfurt (Hahn), Milan (Bergamo), Marseille, Barcelona (Girona), Madrid, Alicante, Dusseldorf (Weeze), Kaunas, Bristol, Brindisi, Bari, Pescara, Trapini, Bologna and Cagliari, by local Part 145-approved companies.

Heavy Maintenance

As noted above, Ryanair currently has sufficient capacity to be able to carry out all of the routine maintenance work required on its Boeing 737-800 fleet itself. However, Ryanair occasionally contracts with outside maintenance providers for some heavy maintenance services that it cannot accommodate in its own facilities. In particular, Ryanair enters into short-term, ad hoc contracts with reputable Part 145-approved suppliers of heavy maintenance in the U.K. and Europe, such as ATC Lasham, for the carrying-out of the heavy maintenance overhauls currently required on its relatively new fleet.

Ryanair has entered into a contract to build a new three-bay maintenance hangar at Glasgow (Prestwick) airport to accommodate the additional maintenance requirements that it expects to arise beginning in winter 2010 due to the aging and expansion of its fleet. This facility is already under construction and is expected to be completed by October 2010, as is noted above.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services pursuant to a 10-year agreement with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7 series engines fitted to the first 155 of Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or are scheduled to be delivered as well as any option aircraft delivered pursuant to the Company’s current contracts with Boeing over the period through November 2012. General Electric Engine Services mainly uses its Part 145-approved repair facility in Cardiff, Wales for this work, but also uses the KLKM Part 145-approved facility in Amsterdam, and occasionally its Part 145-approved facility in Celma, Brazil. By contracting with experienced Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

Ryanair expects to be dependent on external service contractors, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facilities at Glasgow (Prestwick), London (Stansted) and Frankfurt (Hahn). See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 25-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal confidential reporting system for safety issues. The Company’s board of directors also has an air safety committee to review and discuss air safety and related issues. Michael Horgan, a Company director, is the chairman of this committee and reports to the board of directors.

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

Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the Safety Alert Initial Report reporting program or to use the confidential reporting system, which is available online through Ryanair’s Crewdoc system. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error, or discrepancy in flight operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management’s awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards.

Ryanair has installed an Operational Flight Data Monitoring (OFDM) system on each of its Boeing 737-800 aircraft, which automatically provides a confidential report on deviations from normal operating procedures detected during the course of each flight. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management is able to identify undesirable trends and potential areas of risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

In November 2008, a Ryanair aircraft suffered a multiple bird strike during its final approach to Rome (Ciampino) airport. This incident caused substantial damage to the aircraft, which resulted in an insurance claim being filed in respect of this aircraft. The damage that it suffered was such that the aircraft was not repaired. It is scheduled as a “disposal” in the table on page 51, although Ryanair has retained ownership of it for certain parts and for training purposes.

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Servisair plc provides Ryanair’s ticketing, passenger and aircraft handling, and ground handling services at many of these airports in Ireland and the U.K. (excluding London (Stansted) Airport where these services are provided primarily by Swissport Ltd.), while similar services in continental Europe are generally provided by the local airport authorities, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of them may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

During 2009, Ryanair introduced Internet check-in for all passengers and also introduced kiosks at certain bases for the provision of other payment services. The Company has these kiosks in operation at London (Stansted), Frankfurt (Hahn), Belfast, Girona (Barcelona), Glasgow (Prestwick), Pisa, Dusseldorf (Weeze), Marseille, Edinburgh, Brussels (Charleroi), Bristol, Birmingham, Dublin, Milan (Bergamo), Bremen, Cagliari, Rome (Ciampino), Faro and Kerry. The introduction of Internet check-in and kiosks combined with the reduction in the number of bags carried by passengers, are expected to enable Ryanair to achieve further reductions in airport handling costs.

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

With respect to Ryanair’s bases in Ireland, the DAA has recently completed a second terminal (“Terminal 2”) at Dublin Airport. When this was first announced, the DAA estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €600 million. Subsequently, the cost of the new infrastructure rose in excess of €1.2 billion. Ryanair opposed this expansion at what it believed to be an excessive cost.

The CAR is responsible for regulating charges at Dublin Airport. In late September 2005, the CAR approved an increase in airport charges of more than 22% (effective January 1, 2006). On March 30, 2006, following an appeal by the DAA, charges at Dublin Airport were increased by an additional 3%. On September 5, 2006, the CAR announced the launch of a public consultation to review and obtain feedback on the levels of airport charges at Dublin Airport. In September 2007, the CAR announced its decision not to change the cap on airport charges but appeared to allow approximately €1.2 billion of additional planned capital expenditures (including approximately €800 million for the new terminal) to be counted towards the regulated asset base, enabling the DAA to substantially increase charges from 2010 onwards. Ryanair challenged this decision in the Irish High Court but was unsuccessful. The High Court did, however, confirm that the CAR’s decision was a “determination” within the meaning of the Aviation Regulation Act 2001 and that Ryanair was therefore entitled to appeal this decision to an Independent Appeals Panel established by the Minister for Transport.

In December 2008, the Appeals Panel issued its decision in which it criticized the CAR for its “passive approach” to regulating the DAA monopoly and found that the new terminal (Terminal 2) was “considerably oversized” and that DAA should have to bear the full risk for that over-sizing. Despite the Appeals Panel’s findings, the CAR has refused to reduce airport charges.

In December 2009, the CAR issued its decision on charges at Dublin Airport for 2010-2014 and as a result, airport fees per departing passenger increased by 27% in May 2010, from €13.61 to €17.23, and could increase by up to 8.0% in November 2010 to €18.64 following the opening of Terminal 2 in November 2010 and by up to a further 12.0% in January 2011 to €20.88. However, the Appeals Panel, following a request from Ryanair, ruled on June 2, 2010, that the CAR should introduce differential pricing for the use of the existing Terminal 1 and the new Terminal 2. The CAR must decide whether to introduce such pricing by August 2, 2010.

In June 2009, Ryanair announced that it was reducing its fleet at Dublin Airport to 17 by summer 2009, 16 by winter 2009, 15 by summer 2010 and 12 by winter 2010 (down from 22 in summer 2008 and 20 in winter 2008), as a result of rising airport charges and the introduction of an Air Travel Tax of €10 on all passengers departing from Irish airports on routes longer than 300 kilometers. Excluding the planned reduction by winter 2010, these reductions have been carried out. The introduction of the aforementioned €10 tax has likely had a negative impact on the number of passengers traveling to and from Ireland. The DAA has reported that passenger volumes fell by 13% in 2009 and by a further 14% in the period to June 2010, in each case compared to the prior-year numbers. Ryanair believes that this is partly reflective of the negative impact of the tax on Irish travel. Ryanair has called for the elimination of the tax to stimulate tourism during the recession. The Company has cited the example of the Dutch government, which withdrew its travel tax with effect from July 1, 2009. The Dutch travel tax had ranged from €11 for short-haul flights to €45 for long-haul flights and had resulted in a significant decline in passenger volumes at Schiphol Airport, Holland’s main airport, according to data published by the airport. The German government has also announced that it plans to introduce a passenger tax in 2010 for all departing passengers, however, to date, no details on the amount of this charge have been published.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the U.K. Office of Fair Trading (“OFT”) and the U.K. Competition Commission (“Competition Commission”), calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, whose preliminary findings were released in April 2008. The Competition Commission found that the common ownership by BAA of the three main airports in London affects competition and that a “light touch” approach by the Civil Aviation Authority was adversely impacting competition. The Competition Commission subsequently ordered the break-up of BAA, a reorganization that will require the sale of both London (Gatwick) and London (Stansted) airports and either Glasgow or Edinburgh Airport in Scotland. In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In February 2010, this decision by the Competition Commission was quashed by the Competition Appeal Tribunal, and the quashed ruling was appealed by the Competition Commission and Ryanair to the Court of Appeals. This appeal was heard in June 2010 and a judgment is expected in the summer of 2010. In the meantime, however, costs at London (Stansted) remain high.

Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. Following the final decision of the U.K. Competition Commission forcing BAA to sell London (Stansted), it is highly unlikely that BAA’s planned £4 billion program will proceed, and Ryanair intends to work with the new owners to develop appropriate low-cost facilities. The recently elected Liberal/Conservative U.K. government has also outlined that it will not approve the building of any more runways in the southeast of England.

Ryanair announced on July 21, 2009 that, as a result of the U.K. government’s then £10 APD tourist tax (as well as the then scheduled increase in APD from £10 to £11, which occurred in November 2009) and the high costs of operating at its London (Stansted) base, it would implement a 40% reduction in capacity at such base between October 2009 and March 2010. In particular, the Company announced its intention to reduce its London (Stansted)-based aircraft from the then current 40 to 24 during the aforementioned period, and also reduce by 30% the number of weekly Ryanair flights to and from the airport. The Company announced at that time that it expected these cuts to result in 2.5 million fewer passenger trips during the period. In addition, on June 29, 2010, due to the continuance of the U.K. government’s £11 APD tourist tax and high charges at London (Stansted) airport, the Company announced that capacity at London (Stansted) airport would be reduced from winter 2010 by 17% and the number of aircraft based at London (Stansted) would be reduced from 24 to 22. Ryanair also noted that, as a result of other capacity reductions at its U.K. bases except for the bases at Edinburgh and Leeds Bradford, its total U.K. capacity would fall by 16% in the period from November 1, 2010 to March 31, 2011. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase.” See also “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings” for information regarding legal proceedings in which Ryanair’s economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel accounted for 34.1% and 43.8% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2010 and 2009, respectively (in each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for 1.2% and 0.8% of total fuel costs in the fiscal years ended March 31, 2010 and 2009, respectively). Jet fuel costs experienced substantial variance in the fiscal years ended March 31, 2010 and 2009. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar, which has been depressed (in historical terms) in recent years, rises against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of crude oil. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. As of July 19, 2010, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2011 at prices equivalent to approximately $730 per metric ton. In addition, as of July 19, 2010, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from April 2011 to September 2011 at prices equivalent to approximately $755 per metric ton. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2010 Compared with Fiscal Year 2009—Fuel and Oil.”

The following table details Ryanair’s fuel consumption and costs for scheduled operations (i.e. it excludes costs related to de-icing) after giving effect to the Company’s fuel hedging activities for fiscal years ended March 31, 2010, 2009 and 2008. The excluded de-icing costs amounted to €11.6 million, €9.7 million, and €5.5 million, respectively, for the fiscal years ended March 31, 2010, 2009 and 2008. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company’s route network and number of sectors flown have increased.

	Fiscal Year ended March 31,
	2010	2009	2008
Scheduled fuel consumption (millions of U.S. gallons)	582.5	530.5	469.5
Available seat miles (ASM) (millions)	53,469.6	47,102.5	41,342.2
Scheduled fuel consumption (U.S. gallons) per ASM	0.011	0.011	0.011
Total scheduled fuel costs(a) (€ millions)	882.3	1,247.3	785.8
Cost per U.S. gallon	€1.515	€2.351	€1.674
Total scheduled fuel costs as a percentage of total operating costs	34.1%	43.8%	36.1%

(a)	Omits de-icing costs.

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors and officers liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described on page 13, which resulted from volcanic ash in the northern European airspace during April and May 2010.

The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks. In the immediate aftermath, aircraft liability war indemnities for amounts above $50 million were, in the absence of any alternative coverage, provided by the Irish Government at pre-September 11, 2001 levels of coverage on the basis of a per-passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged coverage to replace that provided by the government indemnity. The replacement insurance coverage operated on the basis of a per-passenger surcharge with an additional surcharge based on hull values. Ryanair’s insurers have indicated that the scope of the Company’s current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage. Ryanair to date has passed increased insurance costs on to passengers by means of a special “insurance levy” on each ticket.

During the 2006 fiscal year, Ryanair established Aviation Insurance (IOM) Limited (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL’s activities are currently limited to underwriting a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $15.6 million.

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

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	1,116	1,395	Leasehold	Corporate Headquarters
Phoenix House, Conyngham Road, Dublin	2,566	3,899	Freehold	Administration Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Sales Office and Operations Center
Dublin Airport (Hangar “EJT”)	2,993	2,175	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Skvasta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	4,052	4,052	Leasehold	Aircraft Maintenance
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
Dublin Airport Business Park	955	749	Leasehold	Administration Offices
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Centre

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease bag-drop counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Servisair plc or other service providers.

TRADEMARKS

Ryanair’s logo and the slogans “Ryanair.com The Low Fares Website” and “Ryanair The Low Fares Airline” have been registered as Community Trade Marks (“CTMs”). Ryanair has also registered the CTM for the word “Ryanairhotels.com.” A CTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should another party use an identical or confusingly similar trademark in relation to identical, or similar services.

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

The CAR also has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licenses under the provisions of EU Regulation 1008/2008 (formerly 2407/92). An operating license is an authorization permitting the holder to transport passengers, mail and/or cargo by air. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating license, Irish and EU regulations require that (i) the air carrier must be owned and continue to be owned directly or through majority ownership by EU member states and/or nationals of EU member states and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Stock—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

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

Ryanair’s current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the Irish Aviation Authority (the IAA), which reviews the department’s audits, including flight audits, training audits, document audits, and quality audits. Ryanair’s current Air Operator Certificate No 05/2010 was issued on May 5, 2010.

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

The IAA is also responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA’s regulatory authority include: air safety; aircraft certification; personnel licensing and training; maintenance, manufacture, repair, airworthiness, and operation of aircraft; implementation of EU legislation; aircraft noise; and ground services. Each of the Company’s aircraft is required to have a Certificate of Airworthiness, which is issued by the IAA. The validity of Certificates of Airworthiness is subject to the review of a committee of the IAA. Each certificate is generally valid for a 12-month period. In March 2009, Ryanair received “Sub-Part (I) approval” from the IAA, which gives Ryanair the authority to extend the validity of its certificates, subject to certain record checks and physical aircraft inspections being performed by Ryanair’s quality department. The Company’s flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are subject to periodic inspections and tests by the IAA. The IAA has broad regulatory and enforcement powers, including the authority to require reports; inspect the books, records, premises, and aircraft of a carrier; and investigate and institute enforcement proceedings. Failure to comply with IAA regulations can result in revocation of operating certification.

In July 1999, the IAA awarded Ryanair an air operator’s certificate, which is subject to routine audit and review, in recognition of Ryanair’s satisfaction of the relevant EU requirements for the operation of commercial air transport (“EU OPS 1”). The requirements of EU OPS 1 have been incorporated into European law as prescribed in Regulation (EEC) 3922/91 and were applied in full on July 16, 2008. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 3 Revision 6, was approved by the IAA on March 4, 2010.

Department of Transport. The Department of Transport (“DOT”) is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport (e.g., noise levels, aviation security, etc.).

In June 2005, the Minister for Transport enacted legislation strengthening rights for air passengers following the enactment of EU legislation requiring compensation of airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004), which came into force on February 17, 2005. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—EU Regulation on Passenger Compensation Could Significantly Increase Related Costs.”

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

European Commission. The European Commission is in the process of introducing a “single European sky policy,” which would lead to changes to air traffic management and control within the EU. The “single European sky policy” currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and use of the airspace and the interoperability of the European air traffic management network. These regulations have recently been amended by the so-called “Single European Sky II” regulation (EU Regulation 1070/09). The objective of the policy is to enhance safety standards and the overall efficiency of air traffic in Europe, as well as to reduce the cost of air traffic control services.

On September 6, 2005, the European Commission announced new guidelines on the financing of both airports and start-up aid to airlines by certain regional airports based on its finding in the Charleroi case, a decision that the CFI has since annulled. The guidelines only apply to publicly owned regional airports, and place restrictions on the incentives that these airports can offer airlines to deliver traffic. However, Ryanair believes that the CFI’s annulment of the Charleroi decision severely undermines these guidelines.

The European Parliament and the European Council have also passed legislation on airport charges (EU Directive 2009/12), which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all European airports with over five million passengers per year. Management believes that this will likely increase the administrative burdens on smaller airports and may lead to higher airport charges, while the scope that exists within this Directive to address abuses of their dominant positions by Europe’s larger airports is very limited. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings.”

The European Council has also passed legislation calling for transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair currently includes this information in its advertised fares in all markets where it operates.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, eight of the ten directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Ryanair is subject to the application of the general rules of EU competition law as well as specific rules on competition in the airline sector.

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

Competition law in Ireland is primarily embodied in the Competition Act 2002. This Act is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition Authority) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector, but are subject to EU rules that override any contrary provisions of Irish competition law. Ryanair has been subject to an abuse-of-dominance investigation by the Irish Competition Authority in relation to service between Dublin and Cork. The Competition Authority closed its investigation in July 2009 with a finding in favor of Ryanair.

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of only 2.94 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. See “—Aircraft” above for details on Ryanair’s fleet plan.

Ryanair has also installed winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4% and also reduce noise emissions.

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

Emissions Trading. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO 2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in 2012 have yet to be determined. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions.

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

As a company, Ryanair believes in free market competition and that the imposition of any of the above measures would favor the less efficient flag carriers—which generally have smaller and older aircraft, lower load factors, and a much higher fuel burn per passenger, and which operate primarily into congested airports—and reduce competition. Furthermore, the introduction of a fuel tax or emissions levy at a European level only would distort competition between airlines operating solely within Europe and those operating also outside of Europe. We believe that the introduction of such a tax or levy would also be incompatible with international law.

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

Slots

Currently, the majority of Ryanair’s bases of operations have no “slot” allocations; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, EU law currently regulates the acquisition, transfer, and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system, allowing for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

HISTORY

Ryanair’s current business strategy dates to the early 1990s, when a new management team, including the current chief executive, commenced the restructuring of Ryanair’s operations to become a low-fares airline based on the low-cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger services between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August 1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through June 30, 2010, Ryanair launched service on more than 1,100 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established, London (Stansted and Luton), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skvasta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, Liverpool, Shannon, Pisa, Cork, Marseille, Madrid, Bremen, Dusseldorf (Weeze), Bristol, Alicante, Belfast, Bournemouth, Birmingham, Kerry, Edinburgh, Reus, Alghero, Cagliari, Trapani, Bologna, Pescara, Oporto, Bari, Brindisi, Leeds Bradford, Faro, Oslo (Rygge), Malaga, Kaunas and Malta airports as bases of operations. Ryanair plans to open two new bases in Barcelona (El Prat) and Valencia in September and November of 2010, respectively. Ryanair has increased the number of booked passengers from 4.9 million in the 1999 fiscal year to approximately 66.5 million in the 2010 fiscal year. Ryanair had 250 Boeing 737-800 aircraft as of June 30, 2010, and now serves 155 airports with a team of over 8,000 people.

Ryanair expects to have 272 aircraft in its operating fleet by March 31, 2011. During the period through March 2013, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of planned retirements and lease terminations, are expected to increase the size of the Company’s fleet to 299 aircraft. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 66.5 million passengers in the 2010 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased 14.4% from 39,202.3 million in the 2009 fiscal year to 44,841.1 million in the 2010 fiscal year due primarily to a 13.5% increase in scheduled available seat miles (“ASMs”) from 47,102.5 million in the 2009 fiscal year to 53,469.6 million in the 2010 fiscal year. Scheduled passenger revenues decreased 0.8% from €2,343.9 million in the 2009 fiscal year to €2,324.5 million in the 2010 fiscal year. Average yield per RPM was €0.060 in the 2009 fiscal year and €0.052 in the 2010 fiscal year. The decrease in average yield per RPM in the 2010 fiscal year was principally attributable to an increase in seat capacity, poor economic conditions, increased price promotions and the adverse impact of the strengthening of the U.K. pound sterling against the euro.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment (together with a reduction in fuel costs) have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 79% in the 2009 fiscal year and 73% in the 2010 fiscal year. Cost per ASM was €0.058 in the 2009 fiscal year and €0.047 in the 2010 fiscal year, with the reduction primarily reflecting a lower fuel cost per ASM of €0.017 in the 2010 fiscal year, as compared to €0.027 in the 2009 fiscal year, as well as a 13.5% increase in ASMs in the 2010 fiscal year. Ryanair recorded operating profits of €92.6 million in the 2009 fiscal year and €402.1 million in the 2010 fiscal year. The Company recorded a loss after taxation of €169.2 million in the 2009 fiscal year and profit after taxation of €305.3 million in the 2010 fiscal year. Ryanair recorded seat capacity growth of approximately 12% in the 2010 fiscal year, compared to approximately 14% in the 2009 fiscal year, and expects capacity to increase by approximately 11% in the 2011 fiscal year, reflecting the current timetable for the delivery of aircraft under the Company’s contracts with Boeing.

Investment in Aer Lingus

The Company owns 29.8% of Aer Lingus, which it acquired in fiscal years 2007, 2008 and 2009 at a total cost of €407.2 million. Following the approval of its shareholders, management proposed in the 2007 fiscal year to effect a tender offer to acquire the entire share capital of Aer Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds in June 2007. Ryanair’s management viewed the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believed that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa, Air France/KLM and British Airways. During the EU competition review, the Company made a commitment that if the acquisition was approved, Ryanair would eliminate Aer Lingus’ fuel surcharges and reduce its fares, which would have resulted in Aer Lingus passengers saving approximately €100 million per year. The Company was thus surprised and disappointed by the European Commission’s decision to block the merger. This decision was the first adverse decision taken in respect of any EU airline merger and the first-ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the Court upheld the Commission’s decision. Ryanair has two months and 10 days from such date to appeal this judgment.

In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI. This case was heard in July 2009 and on July 6, 2010 the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. Aer Lingus has two months and 10 days from such date to appeal this judgment to the Court of Justice of the EU.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees, who own 18% of Aer Lingus, would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties, including members of the Irish Government. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 for Aer Lingus shares on November 28, 2008. As the Company was unable to secure the shareholders’ support, it decided on January 28, 2009 to withdraw its new offer for Aer Lingus.

The balance sheet value of €116.2 million reflects the market value of the Company’s stake in Aer Lingus as at March 31, 2010, as compared to a value of €93.2 million as of March 31, 2009. In accordance with the Company’s accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over Aer Lingus. During the 2008 fiscal year, Ryanair recognized an impairment charge of €91.6 million on its Aer Lingus shareholding reflecting the fall in Aer Lingus’ share price from the date of purchase to March 31, 2008. Ryanair recorded a further impairment of €222.5 million in the 2009 fiscal year reflecting a fall in the Aer Lingus share price from €2.00 at March 31, 2008 to €0.59 at March 31, 2009. Ryanair recorded an impairment of €13.5 million in the 2010 fiscal year reflecting a fall in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009. The subsequent increase in the Aer Lingus share price from €0.50 at June 30, 2009 to €0.73 at March 31, 2010 resulted in a gain of €36.5 million, which was recognized through other comprehensive income. All impairment losses are required to be recognized in the income statement and may not be subsequently reversed, while gains are recognized through other comprehensive income.

The Company’s determination that it does not have control, or even exercise a “significant influence,” over Aer Lingus has been based on the following factors:

(i)	Ryanair does not have any representation on the Aer Lingus board of directors; nor does it have a right to appoint a director.

(ii)	Ryanair does not participate in Aer Lingus policy-making decisions; nor does it have a right to participate in such policy-making decisions.

(iii)	There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies.

(iv)	Aer Lingus and its principal shareholders (Irish government: 25.1%; Employee Share Ownership Plan: 14.2%) have openly opposed Ryanair’s investment or participation in the company.

(v)	On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007).

(vi)	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission’s finding has been confirmed by the European Union’s General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair’s shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010).

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, competition and the public’s perception regarding the safety of low-fares airlines; the value of its equity stake in Aer Lingus; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by volcanic ash emissions or other atmospheric disruptions; and the rates of income taxes paid. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. See “Item 3. Key Information—Risk Factors—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”

RECENT OPERATING RESULTS

For the quarter ended June 30, 2010 (the first quarter of the Company’s 2011 fiscal year), the Company recorded a decrease in operating profit, from €154.7 million in the first quarter of the 2010 fiscal year to €119.4 million in the recently completed quarter. Total operating revenues increased from €774.7 million in the first quarter of 2010 to €896.8 million in the first quarter of 2011. The decrease in operating profit was therefore due to a 25% increase in operating expenses. Operating expenses increased from €620.0 million in the first quarter of 2010 to €777.4 million in the first quarter of 2011, due primarily to a 34% increase in fuel costs, an increase in other operating costs associated with a higher level of activity in line with the growth of the airline including an estimated €50 million costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruption. The Company’s profit after taxation for the quarter ended June 30, 2010 was €93.7 million, as compared to €123.0 million for the corresponding period of the previous year. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €3,072.8 million at June 30, 2010 as compared with €2,500.1 million at June 30, 2009.

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

Long-lived Assets

As of March 31, 2010, Ryanair had €4.3 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company’s aircraft, and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilization of the aircraft, governmental regulations on aging of aircraft, changes in new aircraft technology, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

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

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of market value, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods.

During the fiscal year ended March 31, 2009, accelerated depreciation of €51.6 million arose in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year. In particular, this charge arose due to an adverse change in the exchange rate between the U.S. dollar and the euro between the accounting periods in which the aircraft were purchased and March 31, 2009. There was no such accelerated depreciation recognized in the 2010 fiscal year.

Heavy Maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. A provision is made over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

Ryanair’s aircraft operating lease agreements typically have a term of seven years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under operating lease exists independently of any future actions within the control of Ryanair. While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the ‘head lease’ notwithstanding any such sub-leasing.

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

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2010	2009	2008
Total Revenues	100%	100%	100%
Scheduled Revenues	77.8	79.7	82.0
Ancillary Revenues	22.2	20.3	18.0
Total Operating Expenses	86.5	96.9	80.2
Staff Costs	11.2	10.5	10.5
Depreciation and Amortization	7.9	8.7	6.5
Fuel and Oil	29.9	42.7	29.2
Maintenance, Materials and Repairs	2.9	2.3	2.1
Aircraft Rentals	3.2	2.7	2.7
Route Charges	11.3	9.8	9.5
Airport and Handling Charges	15.4	15.1	14.6
Other	4.8	5.1	5.1

Operating Profit	13.5	3.1	19.8
Net Interest Income (Expense)	(1.6)	(1.9)	(0.5)
Other Income (Expenses)	(0.5)	(7.4)	(3.1)

Profit/(Loss) before Taxation	11.4	(6.2)	16.2
Taxation	(1.2)	0.4	(1.8)

Profit/(Loss) after Taxation	10.2	(5.8)	14.4

FISCAL YEAR 2010 COMPARED WITH FISCAL YEAR 2009

Profit/(Loss) after Taxation. Ryanair recorded a profit on ordinary activities after taxation of €305.3 million in the 2010 fiscal year, as compared with a loss of €169.2 million in the 2009 fiscal year. This profit was primarily attributable to a 28.9% decrease in fuel and oil costs from €1,257.1 million to €893.9 million, partially offset by a decrease in revenues driven by a 12.7% decline in average fares.

Scheduled Revenues. Ryanair’s scheduled passenger revenues decreased 0.8%, from €2,343.9 million in the 2009 fiscal year, to €2,324.5 million in the 2010 fiscal year, primarily reflecting a decrease of 12.7% in average fares. The number of passengers booked increased 13.6%, from 58.6 million to 66.5 million, reflecting increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at Trapani, Pescara, Oporto, Bari, Brindisi, Leeds Bradford, Faro and Oslo (Rygge) in the 2010 fiscal year. There was a one-percentage-point increase in booked passenger load factors from 81% in the 2009 fiscal year to 82% in the 2010 fiscal year.

Passenger capacity (as measured in ASMs) during the 2010 fiscal year increased by 13.5% due to the addition of 51 Boeing 737-800 aircraft (net of disposals), as well as a 12.3% increase in sectors flown and a 1.0% increase in the average length of passenger haul. Scheduled passenger revenues accounted for 77.8% of Ryanair’s total revenues for the 2010 fiscal year, compared with 79.7% of total revenues in the 2009 fiscal year.

Ancillary Revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and Internet-related services (including insurance, accommodation and cruises), increased 11.0%, from €598.1 million in the 2009 fiscal year to €663.6 million in the 2010 fiscal year, while ancillary revenues per booked passenger decreased to €9.98 from €10.22. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodations and travel insurance, increased 8.9% to €463.6 million from €425.8 million in the 2009 fiscal year. Car rental revenues decreased 7.1%, to €29.9 million from €32.2 million in the 2009 fiscal year, reflecting the terms of a new contract with Hertz. Revenues from in-flight sales increased 4.0%, to €86.5 million from €83.2 million in the 2009 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 46.9%, from €56.9 million in the 2009 fiscal year to €83.6 million in the 2010 fiscal year. The rate of increase in revenues from Internet-related operations exceeded the increase in overall passengers booked, while the rate of increase in the other categories grew at a slower rate than passenger bookings.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2010		2009
	(in millions of euro, except percentage data)
Non-flight Scheduled	€463.6	69.9%	€425.8	71.2%
Car Rental	€29.9	4.5%	€32.2	5.4%
In-flight Sales	€86.5	13.0%	€83.2	13.9%
Internet-related	€83.6	12.6%	€56.9	9.5%

Total	€663.6	100.0%	€598.1	100.0%

Operating Expenses. As a percentage of total revenues, Ryanair’s operating expenses decreased from 96.9% in the 2009 fiscal year to 86.5% in the 2010 fiscal year, reflecting a 28.9% reduction in fuel costs from €1,257.1 million in the 2009 fiscal year, to €893.9 million in the 2010 fiscal year. In absolute terms, total operating expenses decreased 9.2%, from €2,849.4 million in the 2009 fiscal year to €2,586.0 million in the 2010 fiscal year, principally as a result of the aforementioned decrease in fuel costs, which was partially offset by incremental increases in certain operating expenses associated with the 13.5% increase in booked passenger volumes and the 12.3% increase in the number of sectors flown. Maintenance expenses, aircraft rental expenses and route charges increased as a percentage of total revenues, while staff, depreciation and amortization, fuel and oil, airport and handling charges and marketing, distribution and other costs decreased. Total operating expenses per ASM decreased by 20.1%, with the decrease reflecting, principally, the increase in passenger capacity (as measured in ASMs) during the 2010 fiscal year and the impact of the lower fuel costs.

The following table sets forth the amounts in euro cent of, and percentage changes in , Ryanair’s operating expenses (on a per-ASM basis) for the fiscal years ended March 31, 2010 and March 31, 2009 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	% Change
Staff Costs	0.63	0.66	(4.6)%
Depreciation and Amortization	0.44	0.54	(19.0)%
Fuel and Oil	1.67	2.67	(37.4)%
Maintenance, Materials and Repairs	0.16	0.14	13.4%
Aircraft Rentals	0.18	0.17	7.6%
Route Charges	0.63	0.61	3.4%
Airport and Handling Charges	0.86	0.94	(8.8)%
Marketing, Distribution and Other	0.27	0.32	(16.0)%

Total Operating Expenses	4.84	6.05	(20.1)%

Staff Costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, decreased 4.6% on a per-ASM basis, while in absolute terms, these costs increased 8.3%, from €309.3 million in the 2009 fiscal year to €335.0 million in the 2010 fiscal year. The increase in absolute terms was primarily attributable to a 10.4% increase in average headcount to 7,032, which was partially offset by the impact of a Company-wide pay freeze, the higher proportion of contract crew operating during the year, and the rise, during the year, in the proportion of cabin crew members who earn below-average salaries. Employee numbers rose due to the growth of the business.

Depreciation and Amortization. Ryanair’s depreciation and amortization per ASM decreased by 19.0%, while in absolute terms these costs decreased 8.1% from €256.1 million in the 2009 fiscal year, to €235.4 million in the 2010 fiscal year. The decrease was recorded notwithstanding the addition of 39 owned aircraft (net of disposals) to the fleet during the 2010 fiscal year, as the figure for the 2009 fiscal year had included accelerated depreciation of €51.6 million in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year, while there was no such accelerated depreciation recognized in the 2010 fiscal year. See “—Critical Accounting Policies—Long-lived Assets” above.

Fuel and Oil. Ryanair’s fuel and oil costs per ASM decreased by 37.4%, while in absolute terms, these costs decreased by 28.9% from €1,257.1 million in the 2009 fiscal year to €893.9 million in the 2010 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 28.9% decrease reflected a 35.6% decrease in average fuel prices paid, the impact of which was partially offset by a 12.8% increase in the number of hours flown and a 1.0% increase in the average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased 35.6% from €2.35 per U.S. gallon in the 2009 fiscal year to €1.52 per U.S. gallon in the 2010 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Maintenance, Materials and Repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, increased 13.4% on a per-ASM basis, while in absolute terms these expenses increased by 28.7% from €66.8 million in the 2009 fiscal year to €86.0 million in the 2010 fiscal year. The increase in absolute terms during the fiscal year reflected an increase in the average number of leased Boeing 737-800 aircraft, which grew from 40 to 50 during the year, additional costs arising from increased line maintenance activity at new bases and costs incurred to satisfy provisions of lease contracts dealing with the condition of aircraft due to be returned in 2010 and 2011. These factors were offset in part by the positive impact of the weakening of the euro against the U.S. dollar during the period, as many of these expenses are denominated in U.S. dollars.

Aircraft Rentals. Aircraft rental expenses amounted to €95.5 million in the 2010 fiscal year, a 22.1% increase from the €78.2 million reported in the 2009 fiscal year, reflecting an increase in the weighted average number of leased Boeing 737-800 aircraft by ten, bringing the total to 50 during the 2010 fiscal year, the negative effect of which was somewhat offset by lower lease rates and the impact of a weaker euro versus the U.S. dollar.

Route Charges and Airport and Handling Charges. Ryanair’s route charges per ASM increased 3.4% in the 2010 fiscal year, while airport and handling charges per ASM decreased 8.8%. In absolute terms, route charges increased 17.3%, from €286.6 million in the 2009 fiscal year to €336.3 million in the 2010 fiscal year, primarily as a result of the 12.3% increase in sectors flown. In absolute terms, airport and handling charges increased 3.5%, from €443.4 million in the 2009 fiscal year, to €459.1 million in the 2010 fiscal year, reflecting the overall growth in passenger volumes, partially offset by lower average costs at Ryanair’s newer airports and bases.

Marketing, Distribution and Other Expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased 16.0% on a per-ASM basis in the 2010 fiscal year, while in absolute terms, these costs decreased 4.7%, from €151.9 million in the 2009 fiscal year to €144.8 million in the 2010 fiscal year, with the overall decrease primarily reflecting the achievement of cost reductions, through an increased focus on Internet-based selling.

Operating Profit. As a result of the factors outlined above, operating profit more than tripled on a per-ASM basis in the 2010 fiscal year, and also increased sharply in absolute terms, from €92.6 million in the 2009 fiscal year to €402.1 million in the 2010 fiscal year.

Finance Income. Ryanair’s interest and similar income decreased 68.8%, from €75.5 million in the 2009 fiscal year to €23.5 million in the 2010 fiscal year reflecting the combined impact of lower market interest rates and a shift in the Company’s policy towards placing its deposits with highly rated and guaranteed financial institutions which typically provide a lower yield, which factors were partially offset by higher average cash balances on hand.

Finance Expense. Ryanair’s interest and similar charges decreased 44.7%, from €130.5 million in the 2009 fiscal year to €72.1 million in the 2010 fiscal year, primarily due to the impact of lower market interest rates, the impact of which was partly offset by the drawdown of debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to increase as Ryanair further expands its fleet.

Foreign Exchange (Losses) Gains. Ryanair recorded foreign exchange losses of €1.0 million in the 2010 fiscal year, as compared with foreign exchange gains of €4.4 million in the 2009 fiscal year, with the different result being primarily due to the strengthening of the U.K. pound sterling and U.S. dollar exchange rates against the euro during the 2010 fiscal year.

Taxation. The effective tax rate for the 2010 fiscal year was 10.5%, as compared to a tax benefit of (6.3%) in the 2009 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%, the positive impact of the reduced rates of tax applicable to Internet-related businesses and the loss due to the impairment of the Company’s available-for-sale financial asset (its Aer Lingus holding, which is not subject to corporation tax). Ryanair recorded an income tax provision of €35.7 million in the 2010 fiscal year, compared with a tax credit of €11.3 million in the 2009 fiscal year (the tax credit of €11.3 million was primarily due to the recognition of a deferred tax asset of €34.3 million in respect of net operating losses incurred and available to carry forward to future periods). The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

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

Ancillary Revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, car rentals, in-flight sales and Internet-related services, increased 22.5%, from €488.1 million in the 2008 fiscal year to €598.1 million in the 2009 fiscal year, while ancillary revenue per booked passenger increased to €10.22 from €9.58. The overall increases reflected higher revenues in each of the aforementioned categories. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodations and travel insurance, increased 27.3% to €425.8 million from €334.6 million in the 2008 fiscal year, and car rental revenues increased 27.3%, to €32.2 million from €25.3 million. The rate of increase in revenues from non-flight scheduled operations and car rental revenues exceeded the increase in overall passengers booked, while the rate of increase in the other categories lagged somewhat behind. Revenues from in-flight sales increased 13.5%, to €83.2 million from €73.3 million in the 2008 fiscal year. Revenues from Internet-related services increased 3.4%, from €55.0 million in the 2008 fiscal year to €56.9 million in the 2009 fiscal year.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2009		2008
	(in millions of euro, except percentage data)
Non-flight Scheduled	€425.8	71.2%	€334.6	68.5%
Car Rental	€32.2	5.4%	€25.3	5.2%
In-flight Sales	€83.2	13.9%	€73.3	15.0%
Internet-related	€56.9	9.5%	€54.9	11.3%

Total	€598.1	100.0%	€488.1	100.0%

Operating Expenses. As a percentage of total revenues, Ryanair’s operating expenses increased from 80.2% in the 2008 fiscal year to 96.9% in the 2009 fiscal year, reflecting the fact that operating expenses grew at a significantly faster rate than revenues. In absolute terms, total operating expenses increased 30.9%, from €2,176.7 million in the 2008 fiscal year, to €2,849.4 million in the 2009 fiscal year, principally as a result of the increase in booked passenger volume and the 15.2% increase in the number of sectors flown, which were reflected in increases in fuel expenses, route charges, staff costs, route and airport charges and handling charges. The increase in operating expenses also reflected the adverse impact of significantly higher jet fuel prices in U.S. dollars that were only partially offset by the strength of the euro against the U.S. currency, as well as an increase in depreciation and amortization expenses related to aircraft disposals. Depreciation, amortization, maintenance, aircraft rental and other expenses also increased, while marketing and distribution costs decreased. Total operating expenses per ASM increased by 15.4%, with the slower rate of growth reflecting the increase in passenger capacity (as measured in ASMs) during the 2009 fiscal year.

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

	Fiscal Year Ended March 31, 2009	Fiscal Year Ended March 31, 2008	% Change
Staff Costs	0.66	0.69	(4.9)%
Depreciation and Amortization	0.54	0.40	35.0%
Fuel and Oil	2.67	1.91	39.4%
Maintenance, Materials and Repairs	0.14	0.14	3.4%
Aircraft Rentals	0.17	0.18	(5.5)%
Route Charges	0.61	0.63	(3.0)%
Airport and Handling Charges	0.94	0.96	(1.8)%
Marketing, Distribution and Other	0.32	0.33	(3.0)%

Total Operating Expenses	6.05	5.24	15.4%

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

Depreciation and Amortization. Ryanair’s depreciation and amortization per ASM increased by 35.0%, while in absolute terms these costs/increased 45.6% from €176.0 million in the 2008 fiscal year, to €256.1 million in the 2009 fiscal year. This reflects an additional 10 owned aircraft (net of disposals) in the fleet at March 31, 2009 and accelerated depreciation of €51.6 million in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year. See “—Critical Accounting Policies—Long-lived Assets” above.

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

Marketing Distribution and Other Expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased 3.0% on a per ASM basis in the 2009 fiscal year, while in absolute terms, these costs increased 9.2%, from €139.1 million in the 2008 fiscal year to €151.9 million in the 2009 fiscal year, with the overall increase reflecting increased passenger numbers, as partially offset by the achievement of cost reductions, including as a result of a focus on Internet-based selling.

Operating Profit. As a result of the factors outlined above, operating profit decreased 84.8% on a per-ASM basis in the 2009 fiscal year, and decreased 82.7% in absolute terms, from €537.1 million in the 2008 fiscal year to €92.6 million in the 2009 fiscal year.

Finance Income. Ryanair’s interest and similar income decreased 10.0%, from €83.9 million in the 2008 fiscal year to €75.5 million in the 2009 fiscal year, primarily reflecting lower average interest rates received on its deposits during the year, the impact of which was partially offset by higher average cash balances on hand.

Finance Expense. Ryanair’s interest payable and similar charges increased 34.4%, from €97.1 million in the 2008 fiscal year to €130.5 million in the 2009 fiscal year, reflecting the increase in debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to continue to increase as Ryanair further expands its fleet.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2010 and 2009 of €2,813.4 million and €2,278.2 million, respectively. The increase at March 31, 2010 primarily reflects cash generated from operating activities of €871.5 million and proceeds from the sale of three Boeing 737-800 aircraft and two spare engines, offset in part by the cash used to fund the purchase of property, plant, and equipment—primarily 42 new Boeing 737-800 aircraft. During the 2010 fiscal year, the Company funded its €997.8 million in purchases of property, plant, and equipment with €788.1 million in loans and the balance from cash generated from operations. Cash and liquid resources included €67.8 million and €291.6 million in “restricted cash” held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2010 and 2009, respectively. With respect to aircraft deliveries between November 2009 and January 2011, the Company announced on July 31, 2009, that it had entered into an agreement with a syndicate of banks consisting of BNP Paribas, Crédit Agricole Corporate and Investment bank and Sumitomo Mitsui Banking Corporation to provide US $1.6 billion of financing for these aircraft to support Ryanair’s Export Import Bank of the United States (the “Ex-Im Bank”) euro-denominated export credit facilities. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company’s net cash inflows from operating activities in the 2010 and 2009 fiscal years amounted to €871.5 million and €413.2 million, respectively, reflecting the increase in the Company’s operating profitability. During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax as well as share buy-backs. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

The Company’s net cash used in investing activities in fiscal years 2010 and 2009 totaled €1,549.1 million and €388.3 million, respectively, primarily reflecting the Company’s capital expenditures, and investment of cash with maturities of greater than three months, as described in more detail below.

The Company’s net cash provided by financing activities totaled €572.3 million in the 2010 fiscal year and €87.5 million in the 2009 fiscal year, largely reflecting the receipt of proceeds from long-term borrowings of €788.1 million and €459.0 million in fiscal years 2010 and 2009, respectively, offset in part by repayments of long-term borrowings of €230.3 million and €327.1 million in fiscal years 2010 and 2009, respectively.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2010 and 2009 were €997.8 million and €702.0 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Ex-Im Bank. At March 31, 2010, Ryanair had a fleet of 232 Boeing 737-800 aircraft, the majority of which (151 aircraft) were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (20 of the aircraft in the fleet as of March 31, 2010) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2010). 55 Boeing 737-800 aircraft in Ryanair’s fleet at March 31, 2010 were financed through operating lease arrangements. All of the 18 new Boeing 737-800 aircraft which Ryanair took delivery of between April 1, 2010 and June 30, 2010, were financed through Ex-Im Bank-guaranteed financing. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2011 fiscal year.

The table on the following page summarizes the delivery schedule for the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under its past and current contracts with Boeing, including through the exercise of purchase options. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details of the “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each of these aircraft. The Basic Price for each of the firm-order aircraft to be delivered pursuant to the 2005 Boeing contract, as well as for each of the firm-order aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, will be increased by (a) an estimated $900,000 per aircraft for certain “buyer furnished” equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price of any individual aircraft to reflect increases in the published U.S. Employment Cost and Producer Price indices from the time the Basic Price is set through the time six months prior to the delivery of such aircraft. The Basic Price is also subject to decrease to take into account certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments in respect of the purchase of the aircraft. These credit memoranda are generally incorporated into Boeing’s final aircraft invoices and thus reduce the amount paid by Ryanair for aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as provide other goods and services to the Company on concessionary terms. As a result of credit memoranda received from Boeing, the effective price of each aircraft purchased in the past has been, and the effective prices of aircraft to be delivered in the future are expected to be, significantly below the unadjusted Basic Prices in the table on the following page.

Aircraft Delivery Schedule

Deliveries and Scheduled Deliveries in the Fiscal Year ending March 31,	1998 Boeing Contract (Incl. Options)	2002 Boeing Contract (Incl. Options)	2003 Boeing Contract (Incl. Options)	2005 Boeing Contract (Incl. Options)		737-800 Disposals		Total No. of Boeing 737-800 Aircraft
1999	1	—	—	—		—		1
2000	4	—	—	—		—		4
2001	10	—	—	—		—		10
2002	5	—	—	—		—		5
2003	8	5	—	—		—		13
2004	—	18	—	—		—		18
2005	—	13	14	—		—		27
2006	—	16	9	—		—		25
2007	—	27	1	2		—		30
2008	—	21	—	15		(6)		30
2009	—	3	—	32		(17	)(a)	18
2010	—	—	—	54		(3)		51

Total as of March 31, 2010	28	103	24	103		(26)		232

2011	—	—	—	50		(10)		40
2012	—	—	—	25	(c)	(10)		15
2013	—	—	—	15		(3)		12

Expected Total as of March 31, 2013	28	103	24	193		(49	)(b)	299

Basic Price per aircraft (unadjusted) (in millions)	$47	$51	$51	$51

(a)	This includes the aircraft that was involved in the bird strike incident at Rome (Ciampino) airport in November 2008, which has not been sold and remains the property of Ryanair. The Company will not return this aircraft to service.
(b)	At June 30, 2010 the Company had sold and delivered a cumulative total 25 Boeing 737-800 aircraft. The Company expects to dispose of 23 further aircraft before March 2013 (which, when added to the 25 completed disposals, and the aircraft disabled by the bird strike and thus listed as a disposal, brings the total number of disposals to 49). To this end, the Company may choose to dispose of aircraft through sale and/or non-renewal of a number of operating leases due to expire between fiscal 2011 and fiscal 2013.
(c)	On December 18, 2009, Ryanair exercised 10 options for aircraft due for delivery in September, October and November 2012. In addition the Company has deferred 15 aircraft deliveries due for delivery in September, October and November 2010 to January, February, March and April 2012.

The following table summarizes the aggregate purchase options available to the Company under its contracts with Boeing as of the dates specified, broken down by periods in which the relevant option aircraft are deliverable.

	For Deliveries in Fiscal 2007 – 2011	For Deliveries in Fiscal 2012 – 2014	Total Boeing 737-800 Options
Options available as of April 1, 2007	67	70	137
Options granted in the period	—	—	—
Options exercised in the period	(27)	—	(27)
Options cancelled in the period	—	—	—

Options available as of March 31, 2008	40	70	110
Options granted in the period	—	—	—
Options exercised in the period	(30)	—	(30)
Options cancelled in the period	—	—	—

Options available as of March 31, 2009	10	70	80
Options granted in the period	—	—	—
Options exercised in the period	(10)	—	(10)
Options cancelled in the period	—	—	—

Options available as of March 31, 2010	—	70	70

Options granted after March 31, 2010	—	—	—
Options exercised after March 31, 2010	—	—	—
Options cancelled after March 31, 2010	—	—	—

Options available as of June 30, 2010	—	70	70

As can be seen from the delivery schedule table on the preceding page, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by 40 additional aircraft (net of planned disposals) in fiscal year 2011, by 15 additional aircraft (net of planned disposals) in fiscal year 2012 and by 12 additional aircraft (net of planned disposals) in fiscal year 2013, thereby increasing the size of the fleet, which is expected to total 299 at the end of that period (assuming that the planned disposal and/or lease return of 23 such aircraft is completed on schedule). If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may exercise its rights to acquire some of the option aircraft detailed in the above table to cater to this demand.

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €2,398.4 million at March 31, 2009 and €2,956.2 million at March 31, 2010, with the increase being primarily attributable to the financing of new aircraft. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2010. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on, the Company’s borrowings.

The Company’s purchase of the 54 Boeing 737-800 aircraft delivered in the 2010 fiscal year has been funded by a combination of financing solutions, including bank loans supported by Ex-Im Bank guarantees (42 aircraft), and sale-and-leaseback financings (12 aircraft). At March 31, 2010, the majority of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 45% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, with the interest rate exposure from these loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with maturities between 7 and 12 years in respect of approximately 55% of its outstanding debt financing at March 31, 2010. 30% of this debt has been partially swapped, with the relevant swaps covering the first 7 years of the 12-year amortizing period.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2010. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2010	EUR Fixed	EUR Floating
	(millions)
Borrowing profile before swap transactions	€737.9	€2,218.3
Interest rate swaps—Debt swapped from floating to fixed	901.7	(901.7)

Borrowing profile after swap transactions	€1,639.6	€1,316.6

The weighted-average interest rate on the cumulative borrowings under these facilities of €2,956.2 million at March 31, 2010 was 2.76%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise).

Ex-Im Bank’s policy on facilities of this type is to issue a binding final commitment approximately six months prior to delivery of each aircraft being financed. Ex-Im Bank has already issued final binding commitments and related guarantees with respect to the 157 (net of 25 aircraft disposals) Ex-Im Bank-financed Boeing 737-800 aircraft delivered between 1999 and March 31, 2010. Ex-Im Bank’s final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the Ex-Im Bank guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interests in the aircraft (and related assets) in favor of Ex-Im Bank and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to Ex-Im Bank. Ryanair expects that any future commitments or guarantees issued by Ex-Im Bank will contain similar conditions. The terms of the facilities and the Ex-Im Bank guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and non-cancelled portion of the guarantee commencing 60 days from the date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to Ex-Im Bank (based on the amount of the guarantee). Ryanair’s payment of the applicable exposure fee to Ex-Im Bank (based on the amount of the loan provided) is eligible for financing under the facilities. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.

As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 157 aircraft delivered and remaining in the fleet as of March 31, 2010 rests with a number of United States special purpose vehicles (the “SPVs”) in which Ryanair has no equity or other interest. The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

The shares of the SPVs (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of Ex-Im Bank and the lenders. Ryanair operates each of the aircraft pursuant to a finance lease it has entered into with the SPVs, the terms of which mirror those of the relevant loans under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under IFRS. Ryanair does not use special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair’s consolidated financial statements.

At June 30, 2010, Ryanair had mandated a number of lenders to provide financing for up to 16 of its firm-order Boeing 737-800 aircraft under Ex-Im Bank guaranteed financing structures (although guarantees with respect to 10 of such aircraft remain subject to the receipt of Ex-Im Bank’s final commitment and 5 remain subject to the receipt of Exlm Bank’s preliminary commitment). The Company expects to finance the remaining 72 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by November 2012 and any option aircraft it acquires under those agreements through the use of similar financing arrangements based on Ex-Im Bank guarantees, bank debt provided by commercial banks, and finance and operating leases, including via sale-and-leaseback transactions such as those described below, as well as cash flow generated from the Company’s operations. It is expected that any future Ex-Im Bank guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

The Company financed 55 of the Boeing 737-800 aircraft delivered between December 2003 and March 2010 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 15 of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 12 of these leases into fixed-rate rental payments. 30 of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining 10 operating leases are U.S. dollar-denominated and two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while a further eight require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 28 of the operating lease aircraft on pre-determined terms. Ten operating lease arrangements, including six with extension options, will mature during January, February or March 2011. The Company has decided not to extend any of these operating leases for a secondary lease period. In addition to the above, the Company financed 20 of the Boeing 737-800 aircraft delivered between March 2005 and March 2010 with 13-year euro-denominated JOLCOs. These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Six aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

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

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2010. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.3526=€1.00 (based on the Federal Reserve Rate on March, 31, 2010). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

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

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(millions)
Long-term Debt(a)	€2,394.7	€233.0	€240.2	€762.9	€1,158.6
Finance Lease Obligations	561.5	32.5	34.0	149.7	345.3
Purchase Obligations	3,399.7	1,888.7	944.3	566.7	—
Operating Lease Obligations	398.8	77.8	74.1	134.7	112.2

Total Contractual Obligations	€6,754.7	€2,232.0	€1,292.6	€1,614.0	€1,616.1

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 11 to the consolidated financial statements included in Item 18.

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

Guarantees. Ryanair Holdings has provided an aggregate of €4,384.2 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. All of these guarantees are eliminated in the Company’s consolidated balance sheet.

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

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2010.

Item 6.	Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of June 30, 2010:

Name	Age	Positions
David Bonderman(a)(b)	67	Chairman of the Board and Director
Emmanuel Faber(c)	46	Director
Michael Horgan(d)	73	Director
Klaus Kirchberger(e)	52	Director
Charles McCreevy	60	Director
Declan McKeon(c)	59	Director
Kyran McLaughlin(a)(b)(c)	66	Director
Michael O’Leary(a)(b)(f)	49	Director and Chief Executive Officer
James Osborne(a)(c)(e)	61	Director
Paolo Pietrogrande(e)	53	Director

(a)	Member of the Executive Committee.
(b)	Member of the Nomination Committee.
(c)	Member of the Audit Committee.
(d)	Member of the Air Safety Committee.
(e)	Member of the Remuneration Committee.
(f)	Mr. O’Leary is also the chief executive officer of Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the board of directors since December 1996. In 1992, Mr. Bonderman co-founded Texas Pacific Group, a private equity investment firm. He currently serves as an officer and director of the general partner and manager of Texas Pacific Group. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P. Inc., which owns shares of Ryanair. He also serves on the boards of directors of public companies such as General Motors Company, CoStar Group, Inc. and Harrah’s Entertainment, Inc., among other companies. Mr. Bonderman is a U.S. citizen.

Emmanuel Faber (Director). Emmanuel Faber has served as a director since September 2002. He holds the title of Co-Chief Operating Officer for Group Danone and also serves as a director of a number of French public companies. Mr. Faber is a French citizen.

Michael Horgan (Director). Michael Horgan has served as a director since January 12, 2001. A former Chief Pilot of Aer Lingus, he has acted as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is the Chairman of the Company’s Air Safety Committee. Mr. Horgan is an Irish citizen.

Klaus Kirchberger (Director). Klaus Kirchberger has served as a director since September 2002 and is also the Chief Executive Officer of DOBA Grund Beteiligungs GmbH in Munich, Germany. He also serves as a director of a number of German corporations. Mr. Kirchberger is a German citizen.

Charles McCreevy (Director). On May 28, 2010, the board of directors appointed Charles McCreevy as a director of the Company in accordance with the Company’s articles of association. Mr. McCreevy has previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held positions in several Irish Government Ministerial Offices, including Minister for Finance (1997-2004), Minister for Tourism & Trade (1993-1994) and Minister for Social Welfare (1992-1993). Mr. McCreevy is an Irish citizen.

Declan McKeon (Director). On May 28, 2010, the board of directors appointed Declan McKeon as a director of the Company in accordance with the Company’s articles of association. Mr. McKeon is a former audit partner of PricewaterhouseCoopers and continues to act as a consultant to PricewaterhouseCoopers. He is currently a director and member of the audit committee of Icon plc. Mr. McKeon is an Irish citizen.

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

James Osborne (Director). James Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He also serves as a director of a number of Irish private companies. Mr. Osborne is an Irish citizen.

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

The Board of Directors has established a number of committees, including the following:

Executive Committee. The board of directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full board of directors in circumstances in which action by the board of directors is required but it is impracticable to convene a meeting of the full board of directors. Messrs. Bonderman, McLaughlin, O’Leary and Osborne are the members of the Executive Committee.

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

Audit Committee. The board of directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Messrs. McLaughlin, Faber, McKeon and Osborne are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent non-executive director, Mr. McLaughlin, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ National Market (“NASDAQ”) and the U.S. federal securities laws.

Nomination Committee. The board of directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full board of directors concerning the selection of individuals to serve as executive and non-executive directors. The board of directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Messrs. Bonderman, McLaughlin and O’Leary are the members of the Nomination Committee.

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

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election as their terms expire. Accordingly Mr. Klaus Kirchberger’s term will have expired, and he will be eligible to offer himself for re-election at the annual general meeting scheduled to be held on September 22, 2010. Mr. Emmanuel Faber’s term also will have expired, but he has decided not to offer himself for re-election. In addition, Mr. Charles McCreevy and Mr. Declan McKeon, two newly appointed directors, have offered themselves for election.

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

The Company also follows certain other practices under the Combined Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

•

Independence. NASDAQ requires that a majority of an issuer’s board of directors be “independent” under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The board of directors has determined that each of the Company’s nine non-executive directors is “independent” under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 4200(a)(15). Instead, the board of directors determines whether the director is “independent in character and judgment,” and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. Under the Combined Code, the board of directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company’s advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the board of directors for more than nine years. In determining that each of the nine non-executive directors is independent under the Combined Code standard, the Ryanair Holdings board of directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne, Horgan and Petrogrande. When arriving at the decision that these directors are nonetheless independent, the board of directors has taken into account the comments made by the Financial Reporting Council in its report dated December 2009 on its review of the impact and effectiveness of the Combined Code. The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the NASDAQ rules.

•

CEO compensation. The NASDAQ rules require that an issuer’s chief executive officer not be present during voting or deliberations by the board of directors on his or her compensation. There is no such requirement under the Combined Code.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at June 30, 2010:

Name	Age	Position
Michael Cawley	56	Deputy Chief Executive; Chief Operating Officer
Ray Conway	55	Chief Pilot
Caroline Green	46	Director of Customer Service
Michael Hickey	47	Director of Engineering
Juliusz Komorek	32	Director of Legal & Regulatory Affairs; Company Secretary
Howard Millar	49	Deputy Chief Executive; Chief Financial Officer
David O’Brien	46	Director of Flight Operations and Ground Operations
Michael O’Leary	49	Chief Executive Officer
Edward Wilson	46	Director of Personnel and In-flight

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

Caroline Green (Director of Customer Service). Caroline Green was appointed Director of Customer Service in February 2003. Prior to this, Caroline served as Chief Executive Officer of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.

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

Howard Millar (Deputy Chief Executive; Chief Financial Officer). Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair from March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, the largest integrated dairy food processing company in the world, in Riyadh, Saudi Arabia, from 1988 to 1992.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the eight sitting directors and nine executive officers named above in the 2010 fiscal year was €4.5 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below.

Each of Ryanair Holdings’ nine non-executive directors is entitled to receive €32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Mr. Bonderman executed an agreement with Ryanair Holdings waiving his entitlement to receive this remuneration for the 2010 fiscal year. The additional remuneration paid to Audit Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Air Safety Committee.

For further details of stock options that have been granted to the Company’s employees, including the executive officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O’Leary

Mr. O’Leary’s current employment agreement with the Company is dated July 1, 2002 and can be terminated by either party upon 12 months’ notice. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of €595,000, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary is also eligible for annual bonuses as determined by the board of directors of the Company; the amount of such bonuses paid to Mr. O’Leary in the 2010 fiscal year totaled €241,000. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

EMPLOYEES AND LABOR RELATIONS

The following table sets forth the number of Ryanair’s personnel at each of March 31, 2010, 2009 and 2008:

Classification	Number of Personnel at March 31, 2010	Number of Personnel at March 31, 2009	Number of Personnel at March 31, 2008
Management	99	99	99
Administrative	276	271	259
Maintenance	180	202	201
Ground Operations	297	384	485
Pilots	2,032	1,852	1,599
Flight Attendants	4,284	3,808	3,277

Total	7,168	6,616	5,920

Ryanair’s pilots, flight attendants and maintenance and ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair’s flight attendants is devoted to safety procedures, and cabin crews are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training.

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2010, the average age of Ryanair’s pilots was 37.8 years and their average period of employment with Ryanair was 3.8 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots through the use of contract agencies. Ryanair had 1,147 such pilots from these agencies as of March 31, 2010. These contract pilots are included in the table above. In addition, Ryanair has also been able to satisfy its needs for additional flight attendants through the use of contract agencies. Ryanair had 2,255 such flight attendants as of March 31, 2010. These contract flight attendants are included in the table above.

Ryanair has licensed IAA-approved organizations in Sweden and the Netherlands to operate pilot training courses using Ryanair’s syllabus, in order to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered a position operating on Ryanair aircraft. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

Ryanair’s employees earn productivity-based incentive payments, including commissions for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2010 fiscal year, such productivity-based incentive payments accounted for approximately 39% of an average flight attendant’s total earnings and approximately 37% of the typical pilot’s compensation. Pilots at all Ryanair bases are covered by four-year agreements on pay, allowances and rosters. In November and December 2009, negotiations on new employee pay arrangements concluded in a one-year pay freeze and the extension of all existing agreements by one year at all of Ryanair’s bases. Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle, 300 flight-hours every three months and 900 flight-hours per fiscal year. For the 2010 fiscal year, the average flight-hours for Ryanair’s pilots amounted to approximately 64 hours per full working month and approximately 758 hours for the complete year, almost identical to the previous year. Were more stringent regulations on flight hours to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

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

On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA now has the option of applying to the U.K.’s Central Arbitration Committee (CAC) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC. If BALPA were successful in such a ballot initiative, this would allow it to represent the U.K. pilots in negotiations over salaries and working conditions.

Ryanair Holdings’ shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7.	Major Shareholders and Related Party Transactions

As of June 30, 2010, 1,483,867,225 Ordinary Shares were outstanding. At that date, 118,335,860 ADRs, representing 591,679,300 Ordinary Shares, were held of record in the United States by 81 holders, and represented in the aggregate 39.9% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2010, June 30, 2009 and June 30, 2008, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2010		As of June 30, 2009		As of June 30, 2008
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company.	227,952,645	15.36%	195,559,515	13.24%	211,322,630	14.29%
Michael O’Leary(a)	60,035,418	4.04%	60,000,016	4.06%	65,000,016	4.39%
Gilder Gagnon Howe & Co. LLC(b)	Not Reportable		76,570,295	5.19%	93,372,870	6.31%
FMR LLC(b)	Not Reportable		64,938,500	4.40%	46,806,380	3.15%
FIL Limited(b)	Not Reportable		62,235,643	4.22%	51,086,444	3.44%
Chieftain Capital Management Inc(b)	Not Reportable		52,789,800	3.58%	77,871,400	5.27%

(a)	On June 5, 2009, Michael O’Leary sold 5 million Ordinary Shares at €3.75 per share in a private sale conducted outside the United States in accordance with Regulation S under the Securities Act.
(b)	These shareholdings have passed below the reportable threshold in Ireland of 3% and are therefore undisclosed as of June 30, 2010.

As of June 30, 2010, the directors and executive officers of Ryanair Holdings as a group owned 75,266,933 Ordinary Shares, representing 5.07% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein.

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2010 or in the period from March 31, 2010 to the date hereof.

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

EU State Aid-Related Proceedings. On December 11, 2002, the European Commission announced the launch of an investigation into the 2001 agreement among Ryanair, the Brussels (Charleroi) airport and the government of the Walloon Region of Belgium, the owner of the airport, which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi). The European Commission’s investigation was based on an anonymous complaint alleging that Ryanair’s arrangements with Brussels (Charleroi) constituted illegal state aid.

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

Ryanair is facing similar legal challenges with respect to agreements with certain other airports. In 2007 and 2008, the European Commission announced that it had begun investigations of airport agreements at the Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Dortmund airports; however, Ryanair has only limited flights to and from the first seven of such airports and does not operate flights to or from Dortmund. On June 17, 2008, the European Commission launched a further investigation into Ryanair’s agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. This investigation is ongoing. Previous complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts. In addition, Ryanair is involved in legal challenges including allegations of state aid at Alghero and Marseille airports. In January 2010, the European Commission concluded the Bratislava state-aid investigation with a finding that Ryanair’s agreement with Bratislava airport involved no aid.

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

Ryanair believes that the positive decision by the CFI in the Charleroi case has caused the European Commission to rethink its policy in this area. Ryanair believes that the Court’s findings should be addressed in the upcoming revision of the guidelines. However, adverse rulings in the above or similar cases could be used as precedents by other competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

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

In November 2008, Ryanair initiated proceedings in the CFI contesting the European Commission’s refusal to grant Ryanair access to documents relating to the Commission’s state aid investigations at Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Frankfurt (Hahn) airports. These cases were heard on July 7, 2010 and a judgment can be expected in six to twelve months.

In March 2009, Ryanair also appealed (to the CFI) two decisions issued by the European Commission in November 2008 relating to the sale of Alitalia’s assets to Compagnia Aerea Italiana (CAI) and to a €300 million rescue loan granted to Alitalia by the Italian government and subsequently converted into Alitalia’s capital. A date for hearing has not yet been set, but Ryanair expects these proceedings to last between two and four years, in line with the average duration of CFI proceedings.

Aer Lingus Merger Decision. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer

Lingus. This acquisition proposal was, however, blocked by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010 the Court upheld the Commission’s decision. Ryanair has two months and 10 days from such date to appeal this judgment. (see also: “Item 5. Operating and Financial Review and Prospects—Business Overview”).

The then EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake.” In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures. Aer Lingus’ main appeal was heard in July 2009. On July 6, 2010 the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. Aer Lingus has two months and 10 days from such date to appeal this judgment to the Court of Justice of the EU. In addition to the risk that the Court of Justice may overturn the lower court’s ruling, should Aer Lingus choose to appeal it, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

On December 1, 2008, Ryanair made a second offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees who own 18% of Aer Lingus would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. Ryanair also advised the market that it would not proceed to seek EU approval for the new bid unless the shareholders agreed to sell their stakes in Aer Lingus to Ryanair. However, as the Company was unable to secure the shareholders’ support it decided, on January 28, 2009, to withdraw its new offer for Aer Lingus.

Legal Actions Against Regulated Monopoly Airports. Ryanair is involved in a number of legal and regulatory actions against the Dublin and London (Stansted) airports in relation to what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London (Stansted) markets. Management believes that both of these airports have been engaging in “regulatory gaming” in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called “regulated asset base” (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London (Stansted), the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the U.K. Competition Commission, which released its preliminary findings in April 2008. It found that the common ownership by BAA of the three main airports in London affects competition and that the “light touch” regulation by the Civil Aviation Authority was having an adverse impact on competition. In March 2009, the Competition Commission published its final report on the BAA and ordered the breakup of BAA, (which will involve the sale of London (Gatwick) and London (Stansted) and either Glasgow or Edinburgh Airport in Scotland). In October 2009 London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In May 2009, BAA appealed the Competition Commission’s decision on the bases of apparent bias and lack of proportionality. Ryanair secured the right to intervene in this appeal in support of the Competition Commission. The case was heard in October 2009 and in February 2010 the Competition Appeal Tribunal quashed the Competition Commission’s ruling on the basis of the “apparent bias” claim. This decision is currently under appeal by both the Competition Commission and Ryanair before the Court of Appeal. The appeal was heard in June 2010 and the judgment is likely to be issued in July or August 2010. If the Competition Appeal Tribunal judgment is upheld, the Competition Commission will be required to undertake a fresh review of the common ownership of airports by the BAA, which may lead to different findings than the original investigation.

With respect to Dublin airport, Ryanair appealed the December 2009 decision of the CAR, which set maximum charges at the airport for 2010 through 2014, to the Appeals Panel set up by the Minister for Transport. In June 2010, the Appeals Panel found in favor of Ryanair on the matter of differential pricing between

Terminal 1 and Terminal 2, recommending that such differential pricing be imposed by the CAR. This would lead to lower charges at Terminal 1, which is used by Ryanair. However, the Appeals Panel’s recommendation is not binding on the CAR; the CAR is expected to decide on whether to vary its pricing by August 2, 2010.

Ryanair has also been trying to prevent both the BAA in London and the DAA in Dublin from engaging in wasteful capital expenditure. In the case of London (Stansted) Airport, the BAA was planning to spend £4 billion on a second runway and terminal, which Ryanair believes should only cost approximately £1 billion. Following the final decision of the U.K. Competition Commission forcing BAA to sell London (Stansted) airport, Ryanair believed that it was highly unlikely that BAA’s planned £4 billion plans would proceed. The recently elected Liberal/Conservative government in the U.K. has also outlined that it will not approve the building of any more runways in the Southeast of England. Consequently, in May 2010, the BAA announced that it would not pursue its plans to develop a second runway at London (Stansted).

In the case of Dublin, the DAA has built a second terminal, costing over four times its initial estimate. When the DAA first announced plans to build a second terminal (“Terminal 2”) at Dublin Airport, it estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €800 million. Subsequently, the cost of the new infrastructure rose in excess of €1.2 billion. Ryanair opposed expansion at what it believed to be an excessive cost. On August 29, 2007, however the relevant planning authority approved the planning application from the DAA for the building of Terminal 2, a second runway, and other facilities, all of which went ahead. On May 1, 2010, the airport fees per departing passenger increased by 27% from €13.61 to €17.23, and could increase by up to 8.0% in November 2010 to €18.64 following the opening of Terminal 2 in November 2010 and by up to a further 12.0% in January 2011 to €20.88 in accordance with the CAR’s decision on December 4, 2009 in relation to airport charges between 2010 and 2014. Ryanair sought a judicial review of the planning approval; however, this appeal was unsuccessful. The increase in charges, in combination with the introduction of the €10 Air Travel Tax mentioned above, could lead to substantially reduced passenger volumes and a significant decline in yields on flights to and from Dublin Airport. Ryanair has responded by moving to reduce capacity in both summer and winter periods. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase” and “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports,” as well as “Item 4. Information on the Company—Airport Operations—Airport Charges.”

Dividend Policy.

Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has not declared or paid dividends on its Ordinary Shares. However, the directors of Company declared on June 1, 2010 that Ryanair Holdings intends to pay a special dividend of €500 million, to be paid in October 2010, subject to shareholder approval at its annual general meeting on September 22, 2010. The Company also indicated in the same announcement that it may pay a further dividend of up to €500 million before the end of fiscal year 2013, subject to, amongst other things, its continued profitability and the absence of further aircraft purchases or any other significant capital expenditures. The Company may ultimately determine not to pay any such dividend, or may fail to obtain shareholder approval. The Company may pay other dividends from time to time, or it may not pay any dividends at all, as has been its practice to date. No assurances can be given that the Company will, or will not, pay dividends. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings’ Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, the Depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses and any applicable fees) to the owners of ADRs. See “Item 12. Description of Securities Other than Equity Securities” for information regarding fees of the Depositary.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. This buy-back program was not completed before the 2007 annual general meeting. The Directors therefore sought a renewal of the above authority. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.5 million shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008 the Company announced a second share buy-back program of up to €200 million worth of shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million shares were repurchased under this program at a cost of approximately €46.0 million and, as a result, the total amount spent on the two share buy-back programs was €346.0 million. All Ordinary Shares repurchased have been cancelled.

See “Item 10. Additional Information—Description of Capital Stock—Trading Markets and Share Prices” below for further information regarding share buy-backs.

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

ADRs, each representing five Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

	ADRs
	(in U.S. dollars)
	High	Low
2004	28.940	13.080
2005	28.740	19.795
2006	40.750	23.365
2007	49.560	36.210
2008
First Quarter	37.670	25.700
Second Quarter	32.410	24.190
Third Quarter	35.010	22.150
Fourth Quarter	31.930	16.020
2009
First Quarter	30.540	21.770
Second Quarter	31.410	23.300
Third Quarter	30.930	26.590
Fourth Quarter	30.600	24.970

Month ending:
January 31, 2010	27.950	25.980
February 28, 2010	27.650	26.280
March 31, 2010	27.720	26.000
April 30, 2010	30.370	27.810
May 31, 2010	28.140	22.580
June 30, 2010	28.400	24.240
Period ending July 19, 2010	30.220	27.660

	Ordinary Shares (Irish Stock Exchange)
	(in euro)
	High	Low
2004	3.80	1.81
2005	4.15	2.72
2006	5.24	3.25
2007	6.33	4.40
2008
First Quarter	4.59	2.55
Second Quarter	3.39	2.71
Third Quarter	3.39	2.24
Fourth Quarter	3.27	1.97
2009
First Quarter	3.41	2.76
Second Quarter	3.77	2.87
Third Quarter	3.61	3.04
Fourth Quarter	3.49	2.74
Month ending:
January 31, 2010	3.53	3.33
February 28, 2010	3.57	3.35
March 31, 2010	3.69	3.40
April 30, 2010	4.08	3.67
May 31, 2010	3.62	3.03
June 30, 2010	3.80	3.51
Period ending July 19, 2010	3.92	3.58

	Ordinary Shares (London Stock Exchange)
	(in euro)
	High	Low
2004	3.78	1.83
2005	4.15	2.73
2006	5.21	3.24
2007	6.30	4.44
2008
First Quarter	4.59	2.60
Second Quarter	3.27	2.64
Third Quarter	3.39	2.22
Fourth Quarter	3.27	1.98
2009
First Quarter	3.42	2.78
Second Quarter	3.77	2.86
Third Quarter	3.60	3.03
Fourth Quarter	3.49	2.73
Month ending:
January 31, 2010	3.54	3.32
February 28, 2010	3.58	3.36
March 31, 2010	3.72	3.40
April 30, 2010	4.05	3.67
May 31, 2010	3.62	3.02
June 30, 2010	3.80	3.53
Period ending July 19, 2010	3.94	3.57

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported above (81), may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

In order to increase the percentage of its share capital held by EU nationals, beginning June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADRs in exchange for the deposit of

Ordinary Shares until further notice. Therefore, holders of Ordinary Shares cannot currently convert their Ordinary Shares into ADRs. The Depositary will however convert existing ADRs into Ordinary Shares at the request of the holders of such ADRs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares. As a result, non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for additional information.

At the annual general meeting of the shareholders held on September 21, 2006, the board of directors of the Company received shareholder approval for a share buy-back program allowing a maximum repurchase of approximately 77.2 million Ordinary Shares, representing 5% of the Company’s then outstanding share capital. Following receipt of this approval, the Company announced, in June 2007, the commencement of a €300 million share buy-back program. This buy-back program was not completed before the 2007 annual general meeting. The Directors therefore sought a renewal of the above authority. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.4 million shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008 the Company announced a second share buy-back program of up to €200 million worth of shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million shares were repurchased under this program at a cost of approximately €46.0 million and, as a result, the total amount spent on the two share buy-back programs was €346.0 million. All Ordinary Shares repurchased have been cancelled.

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

As of June 30, 2010, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 30,931,665, representing 2.1% of the Company’s issued share capital at that date.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.635 euro cent. As of March 31, 2010, a total of 1,478,935,935 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Ryanair Holdings’ shareholders approved a stock option plan (referred to herein as “Option Plan 2000”), under which all employees and directors are eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2000 only if the Company’s net profit after tax for such fiscal year had exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such requirement being met.

Ryanair Holdings’ shareholders have also approved a stock option plan (referred to herein as “Option Plan 2003”) established in accordance with a tax-favorable share option scheme available under Irish law, so that employees will not be subject to income tax on the exercise of options (subject to certain conditions). Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made at the close of any of the ten years beginning with fiscal year 2002 only if the Company’s net profit after tax for such fiscal year has exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such requirement being met.

Under Option Plan 2000, 20 senior managers (including seven of the current executive officers) were granted 10,500,000 share options, in the aggregate, at a strike price of €3.21 in July 2005. Some or all of these options will become exercisable between August 1, 2010 and August 31, 2013, subject to certain targets being achieved and other conditions being complied with. Also, under Option Plan 2000, each of the non-executive directors were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options will become exercisable between June 2012 and June 2014. In addition, 39 senior managers (including eight of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options will become exercisable between September 18, 2013 and September 17, 2015, but only for managers who continue to be employed by the Company through September 18, 2013.

Under Option Plan 2003, 47 senior managers (including seven of the current executive officers) were granted 5,550,000 share options at a strike price of €2.35 on November 3, 2004. These options have either become exercisable or will become exercisable by June 2011, but only for managers who continued to be employed by the Company through June 2009.

The aggregate of 30,931,665 Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2010 under Company’s option plan represent approximately 2.1% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 15,925,305 Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see notes 15 and 19 to the consolidated financial statements included herein.

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

Annual and General Meetings. Annual and extraordinary meetings at which special resolutions are to be voted upon are called upon 21 days’ advance notice. Extraordinary general meetings at which ordinary resolutions are to be voted upon may be called upon 14 days’ advance notice subject to compliance with certain additional requirements of the Shareholders Rights Regulations 2009. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company, subject to limitations described below under “—Limitations on the Right to Own Shares.”

Rights, Preferences and Dividends Attaching to Shares. The Company has only one class of shares, Ordinary Shares with a par value of 0.635 euro cent per share. All such shares rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the directors for the benefit of the Company until claimed. If the directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles to issue redeemable shares on such terms and in such manner as the

Company may, by special resolution, determine. The Ordinary Shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Articles of the Company.

Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolutions passed at meetings of the shareholders of the Company.

Limitations on the Rights to Own Shares. The Articles contain detailed provisions enabling the directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See “—Limitations on Share Ownership by Non-EU Nationals” below. Such powers may be exercised by the directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and the exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking at or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company entitle the directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest which such parties hold in Ordinary Shares before allowing such parties to transfer such Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages—i.e., 10%, 25%, 50% and 70%.

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

MATERIAL CONTRACTS

In February 2005, the Company and Boeing entered into a series of agreements for the purchase by the Company of new Boeing 737-800 aircraft for delivery during the period from April 2008 through March 2013, as well as for options to purchase additional aircraft. See “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed discussion of the 2005 Boeing contract.

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

The 1992 Act prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Belarus, Burma (Myanmar), certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Osama bin Laden, Al-Qaida, the Taliban of Afghanistan, the Democratic Republic of Congo, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The Company does not anticipate that Irish exchange controls or orders under the 1992 Act will have a material effect on its business.

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

In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during such suspension, and there can be no assurance that the suspension will ever be lifted.

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

As of June 30, 2010, EU nationals owned at least 53.6% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

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

Dividends. If Ryanair Holdings pays dividends or makes other relevant distributions, the following is relevant:

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

•

Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of an EU member state or a tax treaty country and are not controlled, directly or indirectly, by Irish residents;

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

In the case of an individual non-resident stockholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder’s country of residence. In the case of both an individual and corporate non-resident stockholder resident in an EU member state or tax treaty country the declaration also must contain an undertaking by the non-resident or non-ordinarily resident person that he, she or it will advise the relevant person accordingly if he, she or it ceases to be a non-resident or non-ordinary resident. No declaration is required if the stockholder is a 5% parent company in another EU member state pursuant to the EC Parent-Subsidiary Directive (Council Directive No. 90/435/EEC). Neither is a declaration required on the payment by a company resident in Ireland to another company so resident if the company making the dividend is a 51% subsidiary of that other company.

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

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (NASDAQ is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs. A transfer of Ordinary Shares (including transfers effected through Euroclear U.K. & Ireland Limited) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008/9 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2010/11 taxable year.

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

In executing its risk management strategy, Ryanair currently enters into forward contracts for the purchase of some of the jet fuel (jet kerosene) that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2010. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 34.6% and 44.1% of such expenses in fiscal years 2010 and 2009, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2010 Compared with Fiscal Year 2009—Fuel and Oil.” As of July 19, 2010, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2011 at prices equivalent to approximately $730 per metric ton. In addition, as of July 19, 2010, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the period from April 2011 to September 2011 at prices equivalent to approximately $755 per metric ton.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains/(losses) on outstanding forward agreements at March 31, 2010 and 2009, based on their fair values, amounted to €42.6 million and €(106.7) million (gross of tax), respectively. Based on Ryanair’s fuel consumption for the 2010 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €0.9 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in the 2010 fiscal year, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In the 2010 fiscal year, the Company recorded a positive fair-value adjustment of €37.3 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2009 fiscal year, the Company recorded a negative fair-value adjustment of €93.3 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling and the euro accounted for approximately 28% and 62%, respectively, of Ryanair’s total revenues in the 2010 fiscal year, as compared to approximately 32% and 58%, respectively, in the 2009 fiscal year. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge against a certain portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling at the time Ryanair enters into U.S. dollar-denominated purchases. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In the 2010 and 2009 fiscal years, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs and euro/U.K.pound sterling forward contracts to hedge certain surplus U.K. pound sterling cash flows. At March 31, 2010, the total unrealized gain relating to these contracts amounted to €43.3 million, compared to a €46.0 million unrealized gain at March 31, 2009.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2010 fiscal year, the Company recorded a positive fair-value adjustment of €37.9 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a positive adjustment of €40.2 million in the 2009 fiscal year.

Hedging associated with capital expenditures. During the 2010 and 2009 fiscal years, the Company also entered into a series of U.K. pound sterling/U.S. dollar and euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the U.K. pound sterling/U.S. dollar and euro/U.S. dollar exchange rates.

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

At March 31, 2010, the total unrealized gains relating to these contracts amounted to €59.5 million, while at March 31, 2009 unrealized gains amounted to €144.0 million. Under IFRS, the Company recorded positive fair-value adjustments of €59.5 million and €143.3 million for cash-flow hedges in the 2010 and 2009 fiscal years, respectively, and €0.7 million for fair-value hedges from other accumulated comprehensive income in respect of these contracts in the 2009 fiscal year. No amounts were recorded for such fair-value hedges from other accumulated comprehensive income in the 2010 fiscal year.

Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair’s foreign currency contracts outstanding at March 31, 2010 would decrease by approximately €153.0 million (net of tax), all of which would ultimately impact earnings when such contracts mature.

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 177 of the 232 Boeing 737-800 aircraft in the fleet as of March 31, 2010 has been funded by bank financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 151 aircraft), JOLCOs and commercial debt. With respect to these 177 aircraft, at March 31, 2010, the Company had outstanding cumulative borrowings under these facilities of €2,956.2 million with a weighted average interest rate of 2.76%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2010. At March 31, 2010, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €63.1 million (gross of tax), as compared with a loss of €60.9 million at March 31, 2009. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

The Company also enters into interest rate swaps to hedge against floating rental payments associated with certain aircraft financed through operating lease arrangements. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 12 of these leases into fixed-rate payments. At March 31, 2010, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of €13.3 million (gross of tax), as compared with a loss of €23.9 million at March 31, 2009. These financial instruments are, accordingly, recorded at fair value in the balance sheet and are subsequently re-measured to fair value through equity to the extent effective, with ineffectiveness recorded through the income statement. The Company has recorded no material level of ineffectiveness on these swaps as they have the same critical terms as the underlying item being hedged. Under IFRS, the Company accounts for all of its swaps as cash-flow hedges of variable rental payments or variable rate debt payments. At March 31, 2010, the Company recorded a total negative fair-value adjustment of €11.7 million (net of tax) relating to these arrangements, which was included within accumulated other comprehensive income, as compared with a €20.9 million negative fair-value adjustment at March 31, 2009. This loss will be realized within earnings over the period from the expected drawdown of the related financing (i.e., over a period of up to 12 years from March 31, 2010), with an increase in the related interest expense.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €35.1 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €13.2 million in the 2010 fiscal year.

Item 12.	Description of Securities Other than Equity Securities

Holders of ADSs are required to pay certain fees and expenses. The table below sets forth the fees and expenses which, under the deposit agreement between the Company and The Bank of New York Mellon, holders of ADRs can be charged or be deducted from dividends or other distributions on the deposited shares. The Company and The Bank of New York Mellon have also entered into a separate letter agreement, which the Company believes should have the effect of reducing some of the fees listed below. However, the Company and The Bank of New York Mellon have not yet reached final agreement on the exact application of such separate letter agreement to certain of the fees listed below, so it is possible that such fees may be assessed by The Bank of New York Mellon without any such reduction.

Persons depositing or withdrawing ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.02 (or less) per ADS.	Any cash distribution to the holder of the ADSs.

$0.02 (or less) per ADS per calendar year.	Depositary services.

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed by the issuer to the holders of common securities, which are distributed by the depositary to ADS holders.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraws common shares.

Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided for in the deposit agreement).

Expenses of the depositary in converting foreign currency to U.S. Dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common shares underlying ADSs (for example, stock transfer taxes, stamp duty or withholding taxes).	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

Reimbursement of Fees

From April 1, 2009 to June 30, 2010 the Depositary collected annual depositary services fees (annual fees of $0.02 (or less) per ADS, as noted in the table above) equal to approximately $3.49 million from holders of ADSs, net of fees paid to the Depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2010, under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2010.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s (the “Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2010, 2009 and 2008 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated July 20, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Dublin, Ireland

July 20, 2010

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the 2010 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that each of Emmanuel Faber and Declan McKeon qualify as an “audit committee financial expert” within the meaning of this Item 16A. Mr. Faber and Mr. McKeon are both “independent” for purposes of the listing rules of NASDAQ.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2010, 2009 and 2008:

	Year ended March 31,
	2010	2009	2008
	(millions)
Audit fees	€0.5	€0.5	€0.5
Audit-related fees	—	—	—
Tax fees	0.3	0.3	0.2

Total fees	€0.8	€0.8	€0.7

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

Tax fees include fees for all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, work performed in support of other tax-related regulatory requirements and tax compliance reporting.

Audit Committee Pre-Approval Policies and Procedures

The audit committee expressly pre-approves every engagement of Ryanair’s independent auditors for all audit and non-audit services provided to the Company.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certified Accountant

Not applicable.

Item 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Directors—Exemptions from NASDAQ Corporate Governance Rules” for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2010, March 31, 2009 and March 31, 2008	F-2

Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2010, March 31, 2009 and March 31, 2008	F-3

Consolidated Comprehensive Income Statements of Ryanair Holdings plc for the Years Ended March 31, 2010, March 31, 2009 and March 31, 2008	F-4

Consolidated Statements of Changes in Shareholders’ Equity of Ryanair Holdings plc for the Years ended March 31, 2010, March 31, 2009 and March 31, 2008	F-5

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years Ended March 31, 2010, March 31, 2009 and March 31, 2008	F-6

Notes	F-7

Item 19.	Exhibits

1.1	Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 29, 2009 (Commission file No. 000-29304)).

1.2	The total amount of long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10.0% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2002 (Commission file No. 000-29304)).

4.2	Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2005 (Commission file No. 000-29304)).

8.1	List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report or Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYANAIR HOLDINGS PLC

/s/ MICHAEL O’ LEARY
Name:	Michael O’Leary
Title:	Chief Executive Officer and Director

Date: July 20, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2010, 2009 and 2008 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 20, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Dublin, Ireland

July 20, 2010

Consolidated Balance Sheets

		At March 31, 2010	At March 31, 2009	At March 31, 2008
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	4,314.2	3,644.8	3,582.1
Intangible assets	3	46.8	46.8	46.8
Available for sale financial assets	4	116.2	93.2	311.5
Derivative financial instruments	5	22.8	60.0	—

Total non-current assets		4,500.0	3,844.8	3,940.4

Current assets
Inventories	6	2.5	2.1	2.0
Other assets	7	80.6	91.0	169.6
Current tax	12	—	—	1.6
Trade receivables	8	44.3	41.8	34.2
Derivative financial instruments	5	122.6	130.0	10.3
Restricted cash	9	67.8	291.6	292.4
Financial assets: cash > 3 months		1,267.7	403.4	406.3
Cash and cash equivalents		1,477.9	1,583.2	1,470.8

Total current assets		3,063.4	2,543.1	2,387.2

Total assets		7,563.4	6,387.9	6,327.6

Current liabilities
Trade payables		154.0	132.7	129.3
Accrued expenses and other liabilities	10	1,088.2	905.8	919.4
Current maturities of debt	11	265.5	202.9	366.8
Current tax	12	0.9	0.4	—
Derivative financial instruments	5	41.0	137.4	141.7

Total current liabilities		1,549.6	1,379.2	1,557.2

Non-current liabilities
Provisions	13	102.9	72.0	44.8
Derivative financial instruments	5	35.4	54.1	75.7
Deferred tax	12	199.6	155.5	148.1
Other creditors	14	136.6	106.5	99.9
Non-current maturities of debt	11	2,690.7	2,195.5	1,899.7

Total non-current liabilities		3,165.2	2,583.6	2,268.2

Shareholders’ equity
Issued share capital	15	9.4	9.4	9.5
Share premium account	15	631.9	617.4	615.8
Capital redemption reserve		0.5	0.5	0.4
Retained earnings		2,083.5	1,777.7	2,000.4
Other reserves	16	123.3	20.1	(123.9)

Shareholders’ equity		2,848.6	2,425.1	2,502.2

Total liabilities and shareholders’ equity		7,563.4	6,387.9	6,327.6

The accompanying notes are an integral part of the financial information.

Consolidated Income Statements

		Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	Note	€M	€M	€M
Operating revenues
Scheduled revenues		2,324.5	2,343.9	2,225.7
Ancillary revenues	17	663.6	598.1	488.1

Total operating revenues—continuing operations	17	2,988.1	2,942.0	2,713.8

Operating expenses
Staff costs	18	(335.0)	(309.3)	(285.3)
Depreciation	2	(235.4)	(256.1)	(176.0)
Fuel and oil		(893.9)	(1,257.1)	(791.3)
Maintenance, materials and repairs		(86.0)	(66.8)	(56.7)
Aircraft rentals		(95.5)	(78.2)	(72.7)
Route charges		(336.3)	(286.6)	(259.3)
Airport and handling charges		(459.1)	(443.4)	(396.3)
Marketing, distribution and other		(144.8)	(151.9)	(139.1)

Total operating expenses		(2,586.0)	(2,849.4)	(2,176.7)

Operating profit—continuing operations		402.1	92.6	537.1

Other income/(expense)
Finance income		23.5	75.5	83.9
Finance expense	20	(72.1)	(130.5)	(97.1)
Foreign exchange gain/(loss)		(1.0)	4.4	(5.6)
Loss on impairment of available-for-sale financial asset	4	(13.5)	(222.5)	(91.6)
Gain on disposal of property, plant and equipment		2.0	—	12.2

Total other income/(expense)		(61.1)	(273.1)	(98.2)

Profit/(loss) before tax		341.0	(180.5)	438.9
Tax (expense)/benefit on profit/(loss) on ordinary activities	12	(35.7)	11.3	(48.2)

Profit/(loss) for the year—all attributable to equity holders of parent		305.3	(169.2)	390.7

Basic earnings/(losses) per ordinary share (euro cent)	22	20.68	(11.44)	25.84
Diluted earnings per ordinary share (euro cent)	22	20.60	(11.44)	25.62
Number of ordinary shares (in Ms)	22	1,476.4	1,478.5	1,512.0
Number of diluted shares (in Ms)	22	1,481.7	1,478.5	1,524.9

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Comprehensive Income

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Profit/(loss) for the year	305.3	(169.2)	390.7

Other comprehensive income:

Net actuarial (loss)/gain from retirement benefit plans	—	(7.5)	4.5

Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	129.8	256.8	24.9
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(16.7)	(1.0)	1.9
Net change in fair value of cash-flow hedges transferred to profit or loss	(50.8)	(115.6)	(130.0)

Net movements in cash-flow hedge reserve	62.3	140.2	(103.2)

Available for sale financial asset:
Net increase/(decrease) in fair value of available-for-sale asset	23.0	(222.5)	(140.5)
Impairment of available-for-sale asset written off to the income statement	13.5	222.5	91.6

Net movements in available-for-sale financial asset reserve	36.5	—	(48.9)

Total other comprehensive income/(loss) for the year, net of income tax	98.8	132.7	(147.6)

Total comprehensive income/(loss) for the year—all attributable to equity holders of parent	404.1	(36.5)	243.1

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares	Issued Share Capital	Share Premium Account	Retained Earnings	Capital Redemption Reserve	Other Reserves		Total
						Hedging	Other Reserves
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2007	1,547.1	9.9	607.4	1,905.2	—	(39.0)	56.3	2,539.8

Profit for the year	—	—	—	390.7	—	—	—	390.7
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	4.5	—	—	—	4.5
Net movements in cash-flow reserve	—	—	—	—	—	(103.2)	—	(103.2)
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	(48.9)	(48.9)

Total other comprehensive income/(loss)	—	—	—	4.5	—	(103.2)	(48.9)	(147.6)

Total comprehensive income	—	—	—	395.2	—	(103.2)	(48.9)	243.1
Issue of ordinary equity shares	3.2	—	8.4	—	—	—	—	8.4
Repurchase of ordinary equity shares	(59.5)	—	—	(300.0)	—	—	—	(300.0)
Capital redemption reserve fund	—	(0.4)	—	—	0.4	—	—	—
Share-based payments	—	—	—	—	—	—	10.9	10.9

Balance at March 31, 2008	1,490.8	9.5	615.8	2,000.4	0.4	(142.2)	18.3	2,502.2

(Loss) for the year	—	—	—	(169.2)	—	—	—	(169.2)
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(7.5)	—	—	—	(7.5)
Net movements in cash-flow reserve	—	—	—	—	—	140.2	—	140.2

Total other comprehensive income	—	—	—	(7.5)	—	140.2	—	132.7

Total comprehensive income/(loss)	—	—	—	(176.7)	—	140.2	—	(36.5)
Issue of ordinary equity shares	0.7	—	1.6	—	—	—	—	1.6
Repurchase of ordinary equity shares	(18.1)	—	—	(46.0)	—	—	—	(46.0)
Capital redemption reserve fund	—	(0.1)	—	—	0.1	—	—	—
Share-based payments	—	—	—	—	—	—	3.8	3.8

Balance at March 31, 2009	1,473.4	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1

Profit for the year	—	—	—	305.3	—	—	—	305.3
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	62.3	—	62.3
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	36.5	36.5

Total other comprehensive income	—	—	—	—	—	62.3	36.5	98.8

Total comprehensive income	—	—	—	305.3	—	62.3	36.5	404.1
Issue of ordinary equity shares	5.5	—	14.5	—	—	—	—	14.5
Share-based payments	—	—	—	—	—	—	4.9	4.9
Transfer of exercised and expired share-based awards	—	—	—	0.5	—	—	(0.5)	—

Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Cash Flows

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Operating activities
Profit/(loss) before tax	341.0	(180.5)	438.9

Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities
Depreciation	235.4	256.1	176.0
(Increase)/decrease in inventories	(0.4)	(0.1)	0.4
(Increase)/decrease in trade receivables	(2.5)	(7.6)	(10.7)
Decrease/(increase) in other current assets	11.6	73.8	(35.9)
Increase in trade payables	21.3	3.4	2.0
Increase in accrued expenses	189.7	13.3	80.6
Increase/(decrease) in other creditors	30.1	6.6	(5.2)
Increase in maintenance provisions	30.7	19.0	14.1
(Gain) on disposal of property, plant and equipment	(2.0)	—	(12.2)
Loss on impairment of available-for-sale financial asset	13.5	222.5	91.6
(Increase)/decrease in interest receivable	(1.2)	4.8	(1.0)
(Increase)/decrease in interest payable	(0.5)	(3.5)	1.2
Retirement costs	(0.1)	(0.3)	0.4
Share-based payments	4.9	3.8	10.9
Income tax refunded/(paid)	—	1.9	(47.2)

Net cash provided by operating activities	871.5	413.2	703.9

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(997.8)	(702.0)	(937.1)
Proceeds from sale of property, plant and equipment	89.2	314.2	150.0
Purchase of equities classified as available for sale	—	(4.2)	(58.1)
Decrease/(increase) in restricted cash	223.8	0.8	(33.6)
(Increase)/decrease in financial assets: cash > 3 months	(864.3)	2.9	186.5

Net cash used in investing activities	(1,549.1)	(388.3)	(692.3)

Financing activities
Shares purchased under share buy-back programme	—	(46.0)	(300.0)
Net proceeds from shares issued	14.5	1.6	8.4
Proceeds from long term borrowings	788.1	459.0	646.4
Repayments of long term borrowings	(230.3)	(327.1)	(242.0)

Net cash provided by financing activities	572.3	87.5	112.8

(Decrease)/increase in cash and cash equivalents	(105.3)	112.4	124.4
Cash and cash equivalents at beginning of year	1,583.2	1,470.8	1,346.4

Cash and cash equivalents at end of year	1,477.9	1,583.2	1,470.8

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1	Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2010 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the EU, which are effective for the year ended and as at March 31, 2010. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts, 1963 to 2009.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

The following standards, interpretations and amendments to existing standards were adopted for the first time in 2010:

•

IFRS 8—Operating Segments (“IFRS 8”). We adopted IFRS 8 which replaces IAS 14—Segmental Reporting (“IAS 14”), during the year ended March 31, 2010. IFRS 8 requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes. IAS 14 required identification of two sets of segments—one based on business units and the other on geographical areas. IFRS 8 requires additional disclosures around identifying segments and their products and services. Our operations are organised as a single business unit, which is the provision of low-fares airline-related activities, including scheduled services, car hire services, and internet and other related services to third parties. There has been no change to the operating segment as a result of the adoption of IFRS 8 and the reportable segment is consistent with that previously reported under the primary business segment format of the segment reporting under IAS 14. Comparative segment information has been represented, where necessary, in conformity with the requirements of IFRS 8. Since the change in accounting policy only impacts the presentation and disclosure aspects of the financial statements, there is no impact on reported results or earnings per share.

•

IAS 1 (revised)—Presentation of Financial Statements. The revised standard prohibits the presentation of items of income and expense (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income). We have elected to present two statements: an income statement and a statement of comprehensive income. Also, the revised standard includes the statement of changes in shareholders’ equity as a primary statement, rather than as a note to the financial statements. Since the change in accounting policy only impacts the presentation and disclosure aspects of the financial statements, there is no impact on reported results or earnings per share.

•

Amendment to IFRS 7, “Financial Instruments: Disclosures”. The amendment requires enhanced disclosures about financial instrument fair-value measurement and liquidity risk. In particular, the amendment requires disclosure of fair-value measurements reflected in the balance sheet by level, using a fair-value measurement hierarchy. We applied the amendment to IFRS 7 from April 1, 2009 and opted not to include the equivalent comparative information as permitted by the standard. The adoption of the amendment has resulted in additional disclosures, but has had no impact on our financial position or results from operations.

Basis of preparation

These consolidated financial statements are presented in euro rounded to the nearest million, the euro being the functional currency of the parent entity and the majority of the group companies. They are prepared on the historical cost basis, except for derivative financial instruments and available-for-sale securities which are stated at fair value, and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Any non-current assets classified as held for sale are stated at the lower of cost and fair value less costs to sell.

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

Such securities are considered to be impaired if there is objective evidence which indicates that there may be a negative influence on future cash flows. This includes where there is a significant or prolonged decline in the fair value below its cost. All impairment losses are recognised in the income statement and any cumulative loss in respect of an available-for-sale asset recognised previously in other comprehensive income is also transferred to the income statement.

Long-lived assets

As of March 31, 2010, Ryanair had €4.3 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company’s aircraft, and other data available in the marketplace. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilisation of the aircraft, changes to governmental regulations on aging aircraft, and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

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

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of market value, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods.

Heavy maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. A provision is made over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

Ryanair’s aircraft operating lease agreements typically have a term of seven years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under operating lease exists independently of any future actions within the control of Ryanair. While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the ‘head lease’ notwithstanding any such sub-leasing.

Both of these elements of accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provisions to be recorded and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on its own and industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilisation of the aircraft, changes to government regulations and increases or decreases in estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts its assumptions, which generally impact maintenance and depreciation expense in the income statement on a prospective basis.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2010. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair has the power either directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

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

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were effected. Foreign currency differences arising on retranslation are recognised in profit and loss, except for differences arising on qualifying cash-flow hedges, which are recognised in other comprehensive income.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Aircraft at March 31, 2010	Useful Life	Residual Value
Boeing 737-800s	177(a)	23 years from date of manufacture	15% of market value, determined periodically

(a)	The Company operated 232 aircraft as of March 31, 2010, of which 55 were leased.

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of market value, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods.

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

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. A provision is made over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

Ryanair’s aircraft operating lease agreements typically have a term of seven years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under operating lease exists independently of any future actions within the control of Ryanair. While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the ‘head lease’ notwithstanding any such sub-leasing.

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

The fair value of interest rate swaps is computed by discounting the projected cash flows on the Company’s swap arrangements to present value using an appropriate market rate of interest. The fair value of forward foreign exchange contracts and commodity contracts is determined based on the present value of the quoted forward price. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised in other comprehensive income (in the cash flow hedging reserve on the balance sheet). When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of that asset or liability. Otherwise the cumulative gain or loss is removed from other comprehensive income and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss thereon is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the underlying hedged transaction is still expected to occur, the cumulative gain or loss at that point remains in other comprehensive income and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in other comprehensive income is recognised in the income statement immediately.

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

In relation to legal matters, we develop estimates in consultation with internal and external legal counsel using the current facts and circumstances known to us. The factors that we consider in developing our legal provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the subject matter of the litigation, the likelihood of settlement and current state of settlement discussions, if any.

Segment reporting

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of operating segments. The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, and ancillary services including car hire services, and internet and other related services to third parties, across a European route network.

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

The Company separately recognises the operating and financing costs of defined-benefit pensions in the income statement. IFRS permits a number of options for the recognition of actuarial gains and losses. The Company has opted to recognise all actuarial gains and losses within other comprehensive income.

Income taxes including deferred income taxes

Income tax on the profit or loss for a year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income (such as certain derivative financial instruments, available-for-sale assets, pensions and other post-retirement obligations). Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date.

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

Prospective accounting changes, new standards and interpretations not yet adopted

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	IFRS 3 (revised 2008), “Business Combinations” (effective for new acquisitions occurring in financial years beginning on or after July 1, 2009).

•	Amendment to IAS 27, “Consolidated and Separate Financial Statements” (effective for fiscal periods beginning on or after July 1, 2009).

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” (effective for fiscal periods beginning on or after July 1, 2009).

•	IFRIC 17, “Distribution of Non-cash Assets to Owners” (effective for fiscal periods beginning on or after 1 July 2009).

•

The IASB’s second annual improvements project, “Improvements to International Financial Reporting Standards 2009”, published on April 16, 2009 (effective dates are dealt with on a standard-by-standard basis).

•	Amendments to IFRS 2, “Share-based Payment—Group Cash-settled Share-based Payment Transactions” (effective for fiscal periods beginning on or after January 1, 2010).

•	Amendment to IAS 32, “Financial Instruments: Presentation—Classification of Rights Issues” (effective for fiscal periods beginning on or after February 1, 2010).

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” (effective for fiscal periods beginning on or after July 1, 2010).

•	IAS 24 (revised 2009), “Related Party Disclosures” (effective for fiscal periods beginning on or after January 1, 2011).

•	Amendments to IFRIC 14, “IAS 19—The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction” (effective for fiscal periods beginning on or after January 1, 2011).

•	IFRS 9, “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2013).

•

The IASB’s third annual improvements project, “Improvements to International Financial Reporting Standards 2010”, published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis).

2	Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2010
Cost
At March 31, 2009	4,220.5	38.5	15.2	20.2	2.1	4,296.5
Additions in year	992.3	0.7	1.2	3.5	0.1	997.8
Disposals in year	(143.2)	—	—	—	—	(143.2)

At March 31, 2010	5,069.6	39.2	16.4	23.7	2.2	5,151.1

Depreciation
At March 31, 2009	618.3	7.0	9.9	14.8	1.7	651.7
Charge for year	226.3	1.9	2.4	4.6	0.2	235.4
Eliminated on disposals	(50.2)	—	—	—	—	(50.2)

At March 31, 2010	794.4	8.9	12.3	19.4	1.9	836.9

Net book value
At March 31, 2010	4,275.2	30.3	4.1	4.3	0.3	4,314.2

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2009
Cost
At March 31, 2008	4,149.7	25.9	11.9	16.8	1.9	4,206.2
Additions in year	637.0	12.6	3.4	3.4	0.2	656.6
Disposals in year	(566.2)	—	(0.1)	—	—	(566.3)

At March 31, 2009	4,220.5	38.5	15.2	20.2	2.1	4,296.5

Depreciation
At March 31, 2008	597.2	5.5	7.7	12.4	1.3	624.1
Charge for year	249.5	1.5	2.3	2.4	0.4	256.1
Eliminated on disposals	(228.4)	—	(0.1)	—	—	(228.5)

At March 31, 2009	618.3	7.0	9.9	14.8	1.7	651.7

Net book value
At March 31, 2009	3,602.2	31.5	5.3	5.4	0.4	3,644.8

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2008
Cost
At March 31, 2007	3,362.4	23.0	10.0	13.2	1.6	3,410.2
Additions in year	954.2	2.9	1.9	3.6	0.3	962.9
Disposals in year	(166.9)	—	—	—	—	(166.9)

At March 31, 2008	4,149.7	25.9	11.9	16.8	1.9	4,206.2

Depreciation
At March 31, 2007	486.7	4.4	5.8	10.9	0.9	508.7
Charge for year	171.1	1.1	1.9	1.5	0.4	176.0
Eliminated on disposals	(60.6)	—	—	—	—	(60.6)

At March 31, 2008	597.2	5.5	7.7	12.4	1.3	624.1

Net book value
At March 31, 2008	3,552.5	20.4	4.2	4.4	0.6	3,582.1

At March 31, 2010, aircraft with a net book value of €3,863.6 million (2009: €3,163.3 million; 2008: €3,061.5 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2010, the cost and net book value of aircraft includes €397.8 million (2009: €405.3 million; 2008: €469.8 million) in respect of advance payments and options on aircraft. This amount is not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts. In prior years, aircraft assets have also included the fair value of certain foreign currency for firm commitments to buy aircraft, which are permitted to be included within the Company’s balance sheet for fair-value hedges undertaken in respect of these commitments. At March 31, 2010, the amount included in aircraft assets was nil (2009: €0.7 million; 2008: €27.2 million).

The net book value of assets held under finance leases at March 31, 2010, 2009 and 2008 was €422.8 million, €435.5 million and €316.0 million respectively.

There were 3 (2009: 16; 2008: 6) Boeing 737-800 aircraft disposed of during the year. There is no agreement to dispose of further aircraft at future dates. The sale proceeds generated on the delivery of aircraft sold amounted to €65.6 million (2009: €314.2 million; 2008: €150.0 million). Additional proceeds received in the year amounted to €23.6 million in respect of the sale of two spare engines and insurance proceeds for an aircraft damaged by a bird-strike in a prior year.

During the 2010 fiscal year, no accelerated depreciation (2009: €51.6 million; 2008: €10.6 million) arose in relation to aircraft disposals or agreements to dispose of aircraft at future dates.

3	Intangible assets

	At March 31,
	2010	2009	2008
	€M	€M	€M
Landing rights	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted using a rate that reflects management’s estimate of the long-term pre-tax return on capital employed for its scheduled airline business, estimated to be 2.96% for 2010, 3.48% for 2009 and 5.40% for 2008.

4	Available-for-sale financial assets

	At March 31,
	2010	2009	2008
	€M	€M	€M
Investment in Aer Lingus	116.2	93.2	311.5

As at March 31, 2010 Ryanair’s total holding in Aer Lingus was 29.8% (2009: 29.8%; 2008: 29.3%). The balance sheet value of €116.2 million (2009: €93.2 million; 2008: €311.5 million) reflects the market value of this investment as at March 31, 2010. In accordance with the Company’s accounting policy, these assets are held at fair value with a corresponding adjustment to other comprehensive income following initial acquisition. All impairment losses are recognised in the income statement and any cumulative loss previously recognised in other comprehensive income is transferred to the income statement once an impairment is considered to have occurred. During the year, the Company recorded an impairment charge of €13.5 million (2009: €222.5 million; 2008: €91.6 million) on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price from €0.59 per share at March 31, 2009 to €0.50 per share at June 30, 2009. The subsequent increase in the Aer Lingus share price from €0.50 at June 30, 2009 to €0.73 at March 31, 2010 resulted in a gain of €36.5 million, which was recognised through other comprehensive income. All impairment losses are required to be recognised in the income statement and may not be subsequently reversed, while gains are recognised through other comprehensive income.

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

(vi)	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission’s finding has been confirmed by the European Union’s General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair’s shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010).

On December 1, 2008 Ryanair made a second offer to acquire 70.2% of the ordinary shares of Aer Lingus plc that it does not already own. However, the Company was unable to secure the shareholders’ support and accordingly on January 28, 2009 withdrew its offer for Aer Lingus.

5	Derivative financial instruments

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

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2010, the Company had hedged approximately 85% of its estimated fuel exposure for the year ending March 31, 2011. At March 31, 2009, the Company had hedged approximately 75% of its estimated fuel exposure for the year ending March 31, 2010. In the 2008 fiscal year, due to fundamental changes in the global energy markets, the Company adopted a more selective approach to fuel hedging, with approximately 2% of its estimated fuel exposure hedged for the 2009 fiscal year at March 31, 2008.

Foreign currency risk in relation to the Company’s trading operations largely arises in relation to non-euro currencies. These currencies are primarily U.K. pounds sterling and the U.S. dollar. The Company manages this risk by matching pounds sterling revenues against pounds sterling costs. Surplus pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and excess pounds sterling are converted into euro. Additionally, the Company swaps euro for U.S. dollars using forward currency contracts to cover any expected dollar outflows for these costs. From time to time, the Company also swaps euro for U.K. pounds sterling using forward currency contracts to hedge expected future surplus pounds sterling.

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash—subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on certain derivative and other financing arrangements with Ryanair (restricted cash). At March 31, 2010, such restricted cash amounted to €67.8 million (2009: €291.6 million; 2008: €288.4 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

The Company utilises a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Company’s balance sheet and have been utilised to hedge against these particular risks arising in the normal course of the Company’s business. All have been designated as hedges for the purposes of IAS 39 and are fully set out below.

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Current assets
Gains on fair-value hedging instruments—maturing within one year	—	0.7	—
Gains on cash-flow hedging instruments—maturing within one year	122.6	129.3	10.2

	122.6	130.0	10.2

Non-current assets
Gains on cash flow hedging instruments—maturing after one year	22.8	60.0	—

	22.8	60.0	—

Total derivative assets	145.4	190.0	10.2

Current liabilities
Losses on fair value hedging instruments—maturing within one year	—	—	(44.4)
Losses on cash flow hedging instruments—maturing within one year	(41.0)	(137.4)	(97.3)

	(41.0)	(137.4)	(141.7)

Non-current liabilities
Losses on fair value hedging instruments—maturing after one year		—	(0.3)
Losses on cash flow hedging instruments—maturing after one year	(35.4)	(54.1)	(75.4)

	(35.4)	(54.1)	(75.7)

Total derivative liabilities	(76.4)	(191.5)	(217.4)

Net derivative financial instrument position at year-end	69.0	(1.5)	(207.2)

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value 2010	Fair value 2009	Fair value 2008
	€M	€M	€M
Interest rate swaps(a)
Less than one year	(41.0)	(30.7)	(10.5)
Between one and five years	(38.6)	(49.8)	(38.3)
After five years	3.2	(4.3)	(10.7)

	(76.4)	(84.8)	(59.5)

Foreign currency forward contracts(a)
Less than one year	80.0	130.0	(127.0)
Between one and five years	22.8	60.0	(26.4)
After five years	—	—	(0.3)

	102.8	190.0	(153.7)

Commodity forward contracts
Less than one year	42.6	(106.7)	6.0

	42.6	(106.7)	6.0

Net derivative position at year end	69.0	(1.5)	(207.2)

(a)	Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.

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

The Company also utilises jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Company’s forecasted fuel purchases, and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These are classified as cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. No ineffectiveness has been recorded on these arrangements in the current or preceding years.

The gains/(losses) on the aircraft firm commitments are recognised as part of the capitalised cost of aircraft additions, within property, plant and equipment. The gains/(losses) on interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft firm commitments) are recognised in the income statement when the hedged transaction occurs. The gains/(losses) on the hedged item attributable to the hedged risk for fair-value hedges associated with foreign currency on aircraft firm commitments, which equalled nil in the 2010 fiscal year (2009: gains of €0.7 million; 2008: losses of €27.2 million included within current liabilities of €44.4 million), are matched by the gains/(losses) recognised in relation to the fair value of hedging instruments of the same amount in the above table, due to the effectiveness of the Company’s hedge arrangements.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2010	2009	2008
	€M	€M	€M
Commodity forward contracts
Recognised in fuel and oil operating expenses, net of tax	(20.2)	(94.7)	144.3

Interest rate swaps
Recognised in finance expense, net of tax	(32.9)	(10.5)	(13.9)

Foreign currency forward contracts
Recognised in fuel and oil operating expenses, net of tax	2.3	(10.4)	(260.4)

	(50.8)	(115.6)	(130.0)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2010	2009	2008
	€M	€M	€M
Foreign currency forward contracts
Recognised in property plant and equipment—aircraft additions	(16.7)	(1.0)	1.9

	(16.7)	(1.0)	1.9

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur, as of March 31, 2010, 2009 and 2008:

	Carrying Amount	Expected Cash flows	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Interest rate swaps	(76.4)	(149.2)	(44.2)	(37.8)	(23.9)	(17.8)	(25.5)
U.S. dollar currency forward contracts	99.8	107.9	83.4	24.4	0.1	—	—
U.K. pounds sterling currency forward contracts	3.0	3.0	3.0	—	—	—	—
Commodity forward contracts	42.6	42.6	42.6	—	—	—	—

	69.0	4.3	84.8	(13.4)	(23.8)	(17.8)	(25.5)

	Carrying Amount	Expected Cash flows	2010	2011	2012	2013	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Interest rate swaps	(84.8)	(92.3)	(22.0)	(25.2)	(19.6)	(10.9)	(14.6)
U.S. dollar currency forward contracts	189.3	182.8	123.1	38.3	21.3	0.1	—
Commodity forward contracts	(106.7)	(106.7)	(106.7)	—	—	—	—

	(2.2)	(16.2)	(5.6)	13.1	1.7	(10.8)	(14.6)

	Carrying Amount	Expected Cash flows	2009	2010	2011	2012	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2008
Interest rate swaps	(59.5)	(52.4)	(13.3)	(12.8)	(11.0)	(5.5)	(9.8)
U.S. dollar currency forward contracts	(109.0)	(137.4)	(91.3)	(34.0)	(10.9)	(0.4)	(0.8)
Commodity forward contracts	6.0	6.0	6.0	—	—	—	—

	(162.5)	(183.8)	(98.6)	(46.8)	(21.9)	(5.9)	(10.6)

The following tables indicate the periods in which cash flows associated with derivatives designated as cash-flow hedges were expected to impact profit or loss, as of March 31, 2010, 2009 and 2008:

	Carrying Amount	Expected Cash flows	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Interest rate swaps	(76.4)	(149.2)	(44.2)	(37.8)	(23.9)	(17.8)	(25.5)
U.S. dollar currency forward contracts	40.3	44.6	38.6	5.9	0.1	—	—
U.S. dollar currency forward contracts capitalised in property plant and equipment—aircraft additions	59.5	63.3	44.8	18.5	—	—	—
U.K. pounds sterling currency forward contracts	3.0	3.0	3.0	—	—	—	—
Commodity forward contracts	42.6	42.6	42.6	—	—	—	—

	69.0	4.3	84.8	(13.4)	(23.8)	(17.8)	(25.5)

	Carrying Amount	Expected Cash flows	2010	2011	2012	2013	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Interest rate swaps	(84.8)	(92.3)	(22.0)	(25.2)	(19.6)	(10.9)	(14.6)
U.S. dollar currency forward contracts	46.0	43.6	43.8	(0.4)	0.1	0.1	—
U.S. dollar currency forward contracts capitalised in property plant and equipment—aircraft additions	143.3	139.2	79.3	38.7	21.2	—	—
Commodity forward contracts	(106.7)	(106.7)	(106.7)	—	—	—	—

	(2.2)	(16.2)	(5.6)	13.1	1.7	(10.8)	(14.6)

	Carrying Amount	Expected Cash flows	2009	2010	2011	2012	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2008
Interest rate swaps	(59.5)	(52.4)	(13.3)	(12.8)	(11.0)	(5.5)	(9.8)
U.S. dollar currency forward contracts	(88.4)	(100.0)	(84.3)	(14.1)	(0.4)	(0.4)	(0.8)
U.S. dollar currency forward contracts capitalised in property plant and equipment—aircraft additions	(20.6)	(37.4)	(7.0)	(19.9)	(10.5)
Commodity forward contracts	6.0	6.0	6.0	—	—	—	—

	(162.5)	(183.8)	(98.6)	(46.8)	(21.9)	(5.9)	(10.6)

6	Inventories

	At March 31,
	2010	2009	2008
	€M	€M	€M
Consumables	2.5	2.1	2.0

In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.

7	Other assets

	At March 31,
	2010	2009	2008
	€M	€M	€M
Prepayments	74.1	67.2	121.6
Interest receivable	6.5	5.2	10.0
Refundable operating lease deposits	—	15.8	34.1
Value Added Tax recoverable	—	2.8	3.9

	80.6	91.0	169.6

All amounts fall due within one year.

8	Trade receivables

	At March 31,
	2010	2009	2008
	€M	€M	€M
Trade receivables	44.4	41.9	34.3
Provision for impairment	(0.1)	(0.1)	(0.1)

	44.3	41.8	34.2

All amounts fall due within one year.

The movement in the provision for trade receivable impairments is as follows:

	Balance at beginning of year	Additions charged to expenses	Write-offs	Balance at end of year
	€M	€M	€M	€M
Year ended March 31, 2010	0.1	—	—	0.1
Year ended March 31, 2009	0.1	—	—	0.1
Year ended March 31, 2008	0.2	—	(0.1)	0.1

No customers accounted for more than 10% of our accounts receivable at March 31, 2010 or at March 31, 2009. The following customer accounted for more than 10% of our accounts receivable at March 31, 2008:

	At March 31,
	2010	2009	2008
Travelscape	—	—	16%

At March 31, 2010 €0.6 million (2009: €0.7 million; 2008: €0.7 million) of our total accounts receivable balance was past due, of which €0.1 million (2009: €0.1 million; 2008: €0.1 million) was impaired and provided for and €0.5 million (2009: €0.6 million; 2008: €0.6 million) was considered past due but not impaired.

9	Restricted cash

Restricted cash consists of €67.8 million (2009: €291.6 million; 2008: €288.4 million) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Company. In the year ended March 31, 2008 a further €4.0 million was held in escrow relating to an ongoing legal proceeding. This amount was released from escrow during the year ended March 31, 2009 upon the successful outcome of the legal proceeding. See details of this matter in Note 23 to the consolidated financial statements.

10	Accrued expenses and other liabilities

	At March 31,
	2010	2009	2008
	€M	€M	€M
Accruals	260.3	226.4	283.4
Taxation	282.3	231.9	231.0
Unearned revenue	545.6	447.5	405.0

	1,088.2	905.8	919.4

Taxation comprises:

	2010	2009	2008
	€M	€M	€M
PAYE (payroll taxes)	4.3	3.9	5.3
Value added tax	1.7	—	—
Other tax (principally air passenger duty)	276.3	228.0	225.7

	282.3	231.9	231.0

11	Financial instruments and financial risk management

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

(a)	Financial assets and financial liabilities—fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2010, 2009 and 2008 were as follows:

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M
At March 31, 2010
Available-for-sale financial assets	116.2	—	—	—	116.2	116.2
Cash and cash equivalents	—	—	—	1,477.9	1,477.9	1,477.9
Financial asset: cash > 3 months	—	—	—	1,267.7	1,267.7	1,267.7
Restricted cash	—	—	—	67.8	67.8	67.8
Derivative financial instruments
—U.S. dollar currency forward contracts	—	99.8	—	—	99.8	99.8
—U.K. pounds sterling currency forward contracts	—	3.0	—	—	3.0	3.0
—Jet fuel derivative contracts	—	42.6	—	—	42.6	42.6
Trade receivables	—	—	—	44.3	44.3	44.3

Total financial assets at March 31, 2010	116.2	145.4	—	2,857.7	3,119.3	3,119.3

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M
At March 31, 2009
Available-for-sale financial assets	93.2	—	—	—	93.2	93.2
Cash and cash equivalents	—	—	—	1,583.2	1,583.2	1,583.2
Financial asset: cash > 3 months	—	—	—	403.4	403.4	403.4
Restricted cash	—	—	—	291.6	291.6	291.6
Derivative financial instruments
—FX on aircraft purchase firm commitments	—	—	0.7	—	0.7	0.7
—U.S. dollar currency forward contracts	—	189.3	—	—	189.3	189.3
Trade receivables	—	—	—	41.8	41.8	41.8

Total financial assets at March 31, 2009	93.2	189.3	0.7	2,320.0	2,603.2	2,603.2

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M
At March 31, 2008
Available-for-sale financial assets	311.5	—	—	—	311.5	311.5
Cash and cash equivalents	—	—	—	1,470.8	1,470.8	1,470.8
Financial asset: cash > 3 months	—	—	—	406.3	406.3	406.3
Restricted cash	—	—	—	292.4	292.4	292.4
Derivative financial instruments
—FX on aircraft purchase firm commitments	—	—	27.3	—	27.3	27.3
—U.S. dollar currency forward contracts	—	4.2	—	—	4.2	4.2
—Jet fuel derivative contracts	—	6.0	—	—	6.0	6.0
Trade receivables	—	—	—	34.2	34.2	34.2

Total financial assets at March 31, 2008	311.5	10.2	27.3	2,203.7	2,552.7	2,552.7

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Amortised Cost	Cash-Flow Hedges	Fair-Value Hedges	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2010
Long-term debt	2,956.2	—	—	2,956.2	2,955.8
Derivative financial instruments
—Interest rate swaps	—	76.4	—	76.4	76.4
Aircraft maintenance provision on operating leased aircraft	92.6	—	—	92.6	92.6
Trade payables	154.0	—	—	154.0	154.0
Accrued expenses	260.3	—	—	260.3	260.3

Total financial liabilities at March 31, 2010	3,463.1	76.4	—	3,539.5	3,539.1

At March 31, 2009
Long-term debt	2,398.4	—	—	2,398.4	2,398.1
Derivative financial instruments
—Interest rate swaps	—	84.8	—	84.8	84.8
—Jet fuel derivative contracts	—	106.7	—	106.7	106.7
Aircraft maintenance provision on operating leased aircraft	61.9	—	—	61.9	61.9
Trade payables	132.7	—	—	132.7	132.7
Accrued expenses	226.4	—	—	226.4	226.4

Total financial liabilities at March 31, 2009	2,819.4	191.5	—	3,010.9	3,010.6

At March 31, 2008
Long-term debt	2,266.5	—	—	2,266.5	2,278.7
Derivative financial instruments
—Interest rate swaps	—	59.5	—	59.5	59.5
—Jet fuel derivative contracts	—	113.2	44.7	157.9	157.9
Aircraft maintenance provision on operating leased aircraft	42.8	—	—	42.8	42.8
Trade payables	129.3	—	—	129.3	129.3
Accrued expenses	283.4	—	—	283.4	283.4

Total financial liabilities at March 31, 2009	2,722.0	172.7	44.7	2,939.4	2,951.6

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

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2010, 2009, and 2008 which would be payable to a third party to assume the obligations.

Derivatives—interest rate swaps: Discounted cash-flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash-flow analyses are based on forward interest rates.

Derivatives—currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2010, 2009 and 2008 has been made.

The table below analyses financial instruments carried at fair value in the balance sheet categorised by the type of valuation method used. The different valuation levels are defined as follows:

•	Level 1: Inputs are based on unadjusted quoted prices in active markets for identical instruments.

•

Level 2: Inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2010
Assets measured at fair value
Available-for-sale financial asset	116.2	—	—	116.2
Cash-flow hedges—US dollar currency forward contracts	—	99.8	—	99.8
Cash-flow hedges—GBP currency forward contracts	—	3.0	—	3.0
Cash-flow hedges—jet fuel derivative contracts	—	42.6	—	42.6

	116.2	145.4	—	261.6

Liabilities measured at fair value
Cash-flow hedges—interest rate swaps	—	(76.4)	—	(76.4)

	—	(76.4)	—	(76.4)

During the year ended March 31, 2010, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(b)	Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Jet fuel forward contracts—fair value	42.6	(106.7)	6.0

All of the above commodity contracts mature within the year and are matched against highly probable forecast fuel purchases.

(c)	Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2010, the Company had total borrowings of €2,956.2 million (2009: €2,398.4 million; 2008: €2,266.5 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 151 Boeing 737-800 “next generation” aircraft (2009: 109; 2008: 107). The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to 20 aircraft held under finance leases (2009: 20; 2008: 14), 6 aircraft financed by way of other commercial debt (2009: 6; 2008: 6) and aircraft simulators. The three remaining aircraft in Ryanair’s fleet at March 31, 2009, which the Company had agreed to dispose of at future dates in 2010 (see Note 2 to the consolidated financial statements), were owned free and clear of financing-related encumbrances.

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2010 was as follows:

	Weighted average fixed rate	2011	2012	2013	2014	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	3.03%	55.4	57.4	58.4	60.5	314.5	546.2
Debt swapped from floating to fixed	4.68%	100.2	102.7	105.4	108.3	485.1	901.7

Secured long-term debt after swaps	4.06%	155.6	160.1	163.8	168.8	799.6	1,447.9
Finance leases	2.63%	—	—	—	—	191.7	191.7

Total fixed rate debt		155.6	160.1	163.8	168.8	991.3	1,639.6

Floating rate
Secured long-term debt		177.6	182.8	188.4	194.4	1,105.3	1,848.5
Debt swapped from floating to fixed		(100.2)	(102.7)	(105.4)	(108.3)	(485.1)	(901.7)

Secured long-term debt after swaps	1.22%	77.4	80.1	83.0	86.1	620.2	946.8
Finance leases	1.70%	32.5	34.0	35.6	37.2	230.5	369.8

Total floating rate debt	1.35%	109.9	114.1	118.6	123.3	850.7	1,316.6

Total financial liabilities		265.5	274.2	282.4	292.1	1,842.0	2,956.2

All of the above debt maturing after 2014 will mature between 2014 and 2022.

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2009 was as follows:

	Weighted average fixed rate	2010	2011	2012	2013	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	5.81%	1.0	1.0	1.0	—	—	3.0
Debt swapped from floating to fixed	5.96%	63.3	64.8	66.4	68.0	214.6	477.1

Secured long-term debt after swaps	5.96%	64.3	65.8	67.4	68.0	214.6	480.1
Finance leases	2.63%	—	—	—	—	187.0	187.0

Total fixed rate debt		64.3	65.8	67.4	68.0	401.6	667.1

Floating rate
Secured long-term debt		170.9	176.4	182.3	188.4	1,089.6	1,807.6
Debt swapped from floating to fixed		(63.3)	(64.8)	(66.4)	(68.0)	(214.6)	(477.1)

Secured long-term debt after swaps	2.12%	107.6	111.6	115.9	120.4	875.0	1,330.5
Finance leases	2.63%	31.1	32.5	34.0	35.5	267.7	400.8

Total floating rate debt	2.20%	138.7	144.1	149.9	155.9	1,142.7	1,731.3

Total financial liabilities		203.0	209.9	217.3	223.9	1,544.3	2,398.4

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2008 was as follows:

	Weighted average fixed rate	2009	2010	2011	2012	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	5.17%	202.8	37.1	8.6	9.0	19.8	277.3
Debt swapped from floating to fixed	5.92%	66.1	67.7	69.4	71.1	296.3	570.6

Secured long-term debt after swaps	5.67%	268.9	104.8	78.0	80.1	316.1	847.9
Finance leases	2.63%	—	—	—	—	127.5	127.5

Total fixed rate debt		268.9	104.8	78.0	80.1	443.6	975.4

Floating rate
Secured long-term debt		142.9	147.6	152.5	157.4	978.4	1,578.8
Debt swapped from floating to fixed		(66.1)	(67.7)	(69.4)	(71.1)	(296.2)	(570.5)

Secured long-term debt after swaps	4.52%	76.8	79.9	83.1	86.3	682.2	1,008.3
Finance leases	5.13%	21.2	22.1	23.1	24.2	192.2	282.8

Total floating rate debt	4.65%	98.0	102.0	106.2	110.5	874.4	1,291.1

Total financial liabilities		366.9	206.8	184.2	190.6	1,318.0	2,266.5

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Balance at start of year	2,398.4	2,266.5	1,862.1
Loans raised to finance aircraft	788.1	459.0	646.4
Repayments of amounts borrowed	(230.3)	(327.1)	(242.0)

Balance at end of year	2,956.2	2,398.4	2,266.5

Less than one year	265.5	202.9	366.8
More than one year	2,690.7	2,195.5	1,899.7

	2,956.2	2,398.4	2,266.5

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2011	2012	2013	2014	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Long term debt and finance leases
—Fixed rate debt	3.89%	1,639.6	1,767.6	183.9	184.4	184.1	185.0	1,030.2
—Floating rate debt	1.35%	1,316.6	1,422.2	127.7	130.4	133.2	136.3	894.6

		2,956.2	3,189.8	311.6	314.8	317.3	321.3	1,924.8
Derivative financial instruments
—Interest rate swaps		76.4	149.2	44.2	37.8	23.9	17.8	25.5
Aircraft maintenance provision on operating leased aircraft		92.6	92.6	36.2	7.6	9.5	22.4	16.9
Trade payables		154.0	154.0	154.0	—	—	—	—
Accrued expenses		260.3	260.3	260.3	—	—	—	—

Total at March 31, 2010		3,539.5	3,845.9	806.3	360.2	350.7	361.5	1,967.2

		Total Carrying Value	Total Contractual Cash flows	2010	2011	2012	2013	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Long term debt and finance leases
—Fixed rate debt	5.96%	667.1	826.6	96.6	94.2	91.7	88.3	455.8
—Floating rate debt	2.20%	1,731.3	1,976.0	179.5	181.6	183.9	186.4	1,244.6

		2,398.4	2,802.6	276.1	275.8	275.6	274.7	1,700.4
Derivative financial instruments
—Interest rate swaps		84.8	92.3	22.0	25.2	19.6	10.9	14.6
—Jet fuel—derivative contracts		106.7	106.7	106.7	—	—	—	—
Aircraft maintenance provision on operating leased aircraft		61.9	61.9	—	14.5	13.8	8.4	25.2
Trade payables		132.7	132.7	132.7	—	—	—	—
Accrued expenses		226.4	226.4	226.4	—	—	—	—

Total at March 31, 2009		3,010.9	3,422.6	763.9	315.5	309.0	294.0	1,740.2

		Total Carrying Value	Total Contractual Cash flows	2009	2010	2011	2012	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2008
Long term debt and finance leases
—Fixed rate debt	5.67%	975.4	1,186.7	318.4	147.9	107.8	105.4	507.2
—Floating rate debt	4.65%	1,291.1	1,656.1	157.5	156.9	156.1	155.3	1,030.3

		2,266.5	2,842.8	475.9	304.8	263.9	260.7	1,537.5
Derivative financial instruments
—Interest rate swaps		59.5	52.4	13.3	12.8	11.0	5.5	9.8
—U.S. dollar currency forward contracts—gross cash outflows		157.9	2,148.9	1,366.7	600.0	148.0	28.8	5.4
—U.S. dollar currency forward contracts—gross cash inflows		—	(1,961.1)	(1,225.3)	(565.6)	(138.9)	(26.6)	(4.7)
Aircraft maintenance provision on operating leased aircraft		42.8	42.8	—	—	11.7	10.9	20.2
Trade payables		129.3	129.3	129.3	—	—	—	—
Accrued expenses		283.4	283.4	283.4	—	—	—	—

Total at March 31, 2008		2,939.4	3,538.5	1,043.3	352.0	295.7	279.3	1,568.2

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2010, all of the Company’s cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 0.93% (2009: 1.84%; 2008: 4.51%).

	March 31, 2010		March 31, 2009		March 31, 2008
	Within 1 year	Total	Within 1 year	Total	Within 1 year	Total
	€M	€M	€M	€M	€M	€M
Financial assets
Cash and cash equivalents	1,477.9	1,477.9	1,583.2	1,583.2	1,470.8	1,470.8
Cash > 3 months	1,267.7	1,267.7	403.4	403.4	406.3	406.3
Restricted cash	67.8	67.8	291.6	291.6	292.4	292.4

Total financial assets	2,813.4	2,813.4	2,278.2	2,278.2	2,169.5	2,169.5

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependant on the principal amounts on deposit.

As described in Note 4 to the consolidated financial statements, the Company also held €116.2 million of an equity investment in Aer Lingus at March 31, 2010 (2009: €93.2 million; 2008: €311.5 million). This has no fixed maturity and is not interest bearing.

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

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2010, 2009 and 2008. Such amounts have been translated using the following year-end foreign currency rates in 2010: €/£: 0.8898; €/$: 1.3479 (2009: €/£: 0.9308; €/$: 1.3308; 2008: €/£: 0.7958; €/$ 1.5812).

	March 31, 2010			March 31, 2009			March 31, 2008
	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	35.6	—	40.0	24.4	—	26.3	48.5	—	60.9
USD cash and liquid resources	—	12.4	9.2	—	13.9	10.4	—	7.1	4.5

	35.6	12.4	49.2	24.4	13.9	36.7	48.5	7.1	65.4

All of the Company’s financial liabilities are denominated in euro.

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2010, 2009 and 2008:

	March 31, 2010		March 31, 2009		March 31, 2008
	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
Currency forward contracts
U.S. dollar currency forward contracts
—for fuel purchases	1,437.4	770.4	1,780.1	1,268.8	1,434.4	1,011.7
—for aircraft sales	—	—	(101.5)	(75.8)	(105.0)	(70.9)
—for aircraft purchases	1,123.8	1,021.8	1,464.0	985.0	1,771.5	1,208.1

	2,561.2	1,792.2	3,142.6	2,178.0	3,100.9	2,148.9

	March 31, 2010		March 31, 2009		March 31, 2008
	Stg £	euro equiv.	Stg £	euro equiv.	Stg £	euro equiv.
	£M	€M	£M	€M	£M	€M
Currency forward contracts
U.K pounds sterling currency forward contracts	122.3	140.3	—	—	—	—

	122.3	140.3	—	—	—	—

(e)	Equity risk

The Company has exposure to equity price risk primarily in relation to its 29.8% investment in Aer Lingus. The Company does not have significant influence over Aer Lingus and accordingly, this investment is classified as an available-for-sale financial asset rather than an investment in an associate.

(f)	Credit risk

The Company holds significant cash balances, which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties’ market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties’ systemic importance to the financial systems of their home countries. The Company typically enters into deposits and derivative contracts with parties that have at least an “A” or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. While authorised to place funds on deposit for periods up to 18 months, the Company typically does not enter into deposits with a duration of more than 12 months.

The Company’s revenues derive principally from airline travel on scheduled services, car hire and in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2010 €0.6 million (2009: €0.7 million, 2008: €0.7 million) of our total accounts receivable balance was past due, of which €0.1 million (2009: €0.1 million, 2008: €0.1 million) was impaired and provided for and €0.5 million (2009: €0.6 million, 2008: €0.6 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

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

The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2010 of €2,813.4 million (2009: €2,278.2 million; 2008: €2,169.5 million). During the year, the Company funded €997.8 million in purchases of property, plant and equipment. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related financing structures.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2011 fiscal year.

(h)	Guarantees

Details of the Company’s guarantees and the related accounting have been disclosed in Note 23 to the consolidated financial statements.

(i)	Sensitivity analysis

(i)	Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2010, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €12.4 million (net of tax) in net interest income and expense in the income statement. All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii)	Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2010 would have a respective positive or negative impact on the income statement of €4.8 million (net of tax) and on equity of €153 million (net of tax).

(iii)	Equity price risk: A decrease of 10% in the Aer Lingus share price as of March 31, 2010 would result in a decrease of €11.6 million in the fair value of the available-for-sale financial assets. The decrease would be recognised in other comprehensive income. An increase of 10% in the Aer Lingus share price at March 31, 2010 would result in an increase of €11.6 million in the fair value of the available-for-sale financial assets reserve. Such an increase would be recognised in other comprehensive income.

12	Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Current tax liabilities/(assets)
Corporation tax provision/(prepayment)	0.9	0.4	(1.6)

Total current tax	0.9	0.4	(1.6)

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions, and available-for-sale securities	229.1	189.8	148.1

Total non-current deferred tax liabilities	229.1	189.8	148.1

Deferred tax (assets)
Net operating losses	(29.5)	(34.3)	—

Total non-current deferred tax assets	(29.5)	(34.3)	—

Total deferred tax liabilities (net)	199.6	155.5	148.1

Total tax liabilities (net)	200.5	155.9	146.5

	At March 31,
	2010	2009	2008
	€M	€M	€M
Reconciliation of current tax
At beginning of year	0.4	(1.6)	20.8
Corporation tax charge in year	0.8	0.7	28.6
Adjustment in respect of prior-year over-provision	(0.3)	(0.4)	(3.8)
Tax refunded/(paid)	—	1.7	(47.2)

At end of year	0.9	0.4	(1.6)

	At March 31,
	2010	2009	2008
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year	155.5	148.1	151.0
Adjustment in respect of prior year overprovision	(1.7)	0.1	—
Recognition of deferred tax asset re net operating losses	—	(34.3)	—
Release of deferred tax asset for prior-year net operating losses	6.6	—	—
New temporary differences on property, plant and equipment, derivatives, pensions and other items	39.2	41.6	(2.9)

At end of year	199.6	155.5	148.1

As at March 31, 2010, a deferred tax asset of €29.5 million was recognised in respect of net operating losses incurred and available to carry forward to future periods (2009: €34.3 million, 2008: nil). The recoverability of the deferred tax asset is based on future income forecasts which demonstrate that it is more likely than not that future profits will be available in order to utilise the deferred tax asset. The deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

New temporary differences arising in the year to March 31, 2010 consisted of temporary differences of €30.2 million for property, plant and equipment recognised in the income statement and a charge of €9.0 million for derivatives, all recognised in other comprehensive income. The charge in the year to March 31, 2009 consisted of temporary differences of a charge of €22.6 million for property, plant and equipment recognised in the income statement, €1.0 million for pensions, and credits of €20.1 million for derivatives, all recognised in other comprehensive income. The charge in the year to March 31, 2008 consisted of temporary differences of a charge of €23.4 million for property, plant and equipment recognised in the income statement, €0.6 million for pensions, and credits of €14.7 million for derivatives and €12.2 million in respect of available-for-sale assets, all recognised in other comprehensive income.

The components of the tax (credit)/expense in the income statement were as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Corporation tax charge in year	0.8	0.7	28.6
Adjustment in respect of prior-year over-provisions	(2.0)	(0.3)	(3.8)
Deferred tax charge relating to origination and reversal of temporary differences	36.9	(11.7)	23.4

	35.7	(11.3)	48.2

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	%	%	%
Statutory rate of Irish corporation tax	12.5	(12.5)	12.5
Adjustments for earnings taxed at higher rates	0.1	1.0	1.3
Adjustments for earnings taxed at lower rates	(1.1)	(13.2)	(4.8)
Loss on impairment of available-for-sale financial asset	0.5	18.6	2.8
Adjustments for prior year over-provisions	(0.6)	(0.2)	(0.8)
Other differences	(0.9)	—	—

Total effective rate of taxation	10.5	(6.3)	11.0

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Defined benefit pension obligations	—	(1.1)	0.6
Derivative financial instruments	9.0	20.0	(14.7)
Available for sale securities	—	—	(12.2)

Total tax charge/(credit) in other comprehensive income	9.0	18.9	(26.3)

The majority of current and deferred tax recorded in each of fiscal 2010, 2009 and 2008 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2010, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Arising on capital allowances and other temporary differences	221.8	191.4	168.6
Arising on net operating losses carried forward	(29.5)	(34.3)	—
Arising on derivatives	8.6	(0.3)	(20.3)
Arising on pensions	(1.3)	(1.3)	(0.2)

Total	199.6	155.5	148.1

At March 31, 2010, 2009 and 2008, the Company had fully provided for all required deferred tax assets and liabilities. There are no taxable temporary differences on overseas subsidiaries and, on that basis, no deferred tax has been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13	Provisions

	At March 31,
	2010	2009	2008
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft(a)	92.6	61.9	42.8
Provision for pension obligation(b)	10.3	10.1	2.0

	102.9	72.0	44.8

	At March 31,
	2010	2009	2008
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	61.9	42.8	28.7
Charge for the year	30.7	19.1	14.1

At end of year	92.6	61.9	42.8

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2010, 2009 and 2008 are as follows:

	Carrying value	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2010
Provision for leased aircraft maintenance	92.6	36.2	7.6	9.5	22.4	16.9

	Carrying value	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2009
Provision for leased aircraft maintenance	61.9	14.5	13.8	8.4	14.4	10.8

	Carrying value	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2008
Provision for leased aircraft maintenance	42.8	11.7	10.9	7.1	8.9	4.2

	At March 31,
	2010	2009	2008
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year	10.1	2.0	7.0
Movement during the year	0.2	8.1	(5.0)

At end of year	10.3	10.1	2.0

The present value of the net pension obligation before tax is €10.3 million (2009: €10.1 million; 2008: €2.0 million) in Ryanair Limited. See Note 21 to the consolidated financial statements for further details.

14	Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2010, Ryanair entered into a sale-and-leaseback arrangement for 12 (2009: 8; 2008: 3) new Boeing 737-800 “next generation” aircraft, in addition to 43 in previous years.

15	Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2010	2009	2008
	€M	€M	€M
Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,478,935,935 ordinary equity shares of 0.635 euro cent each	9.4	—	—
1,473,356,159 ordinary equity shares of 0.635 euro cent each	—	9.4	—
1,490,804,671 ordinary equity shares of 0.635 euro cent each	—	—	9.5

The movement in the share capital balance year on year principally relates to 5.5 million (2009: 0.7 million; 2008: 3.2 million) in new shares issued due to the exercise of share options. For the 2010 fiscal year there were no cancellations of shares relating to any share buy-backs (2009: 18.1 million; 2008: 59.5 million).

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2010	2009	2008
	€M	€M	€M
Balance at beginning of year	617.4	615.8	607.4
Share premium arising from the exercise of 5.6 million options in fiscal 2010, 0.6 million options in fiscal 2009 and 3.2 million options in fiscal 2008	14.5	1.6	8.4

Balance at end of year	631.9	617.4	615.8

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

Details of the share options outstanding are set out below:

	Share Options M	Weighted Average Exercise Price
Outstanding at March 31, 2007	35.1	€2.77

Exercised	(3.2)	€2.63
Granted	3.9	€4.99
Expired	(0.2)	€2.11
Forfeited	(0.8)	€2.64

Outstanding at March 31, 2008	34.8	€3.04

Exercised	(0.7)	€2.49
Granted	10.0	€2.56
Expired	(0.2)	€2.94
Forfeited	(2.2)	€3.00

Outstanding at March 31, 2009	41.7	€2.94

Exercised	(5.6)	€2.60
Granted	—	—
Expired	(0.2)	€2.83
Forfeited	(0.1)	€2.49

Outstanding at March 31, 2010	35.8	€3.00

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2010 was €3.68 (2009: €2.89; 2008: €2.80). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the 2010 fiscal year were €3.77 and €2.74, respectively (2009: €3.41 and €1.97, respectively; 2008: €6.33 and €2.55, respectively). There were 14.1 million options exercisable at March 31, 2010 (2009: 15.4 million; 2008: 6.8 million). The average share price for the year was €3.29 (2009: €2.83, 2008: €4.81).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2010 fiscal year was €3.50 (2009: €3.18; 2008: €5.21).

At March 31, 2010 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options outstanding			Options exercisable
Range of exercise price (€)	Number outstanding M	Weighed- average remaining contractual life (years)	Weighted- average exercise price (€)	Number exercisable M	Weighed- average remaining contractual life (years)	Weighted- average exercise price (€)
2.21 – 3.21	31.4	2.79	2.74	12.7	1.01	2.54
3.77 – 4.99	4.4	2.81	4.83	1.5	0.47	4.99

	35.8	2.79	3.00	14.2	0.96	2.80

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €4.9 million (2009: €3.8 million; 2008: €10.9 million) being recognised within the income statement in respect of employee services rendered, which was based on 23.2 million share options within the scope of IFRS 2 (2009: 23.7 million; 2008: 19.3 million) as compared to the total share options disclosed above (as permitted by the transitional rules in IFRS 1).

The weighted average fair value of the individual options granted during the years ended March 31, 2010, 2009 and 2008 were estimated, using a binomial lattice model, based on the following assumptions:

	2009	2008	2008	2007
Date granted	Sept 18, 2008	June 11, 2007	June 08, 2007	Apr 07, 2006
Date of earliest exercise	Sept 18, 2013	June 11, 2012	July 03, 2008	Apr 07, 2011
Date of expiration	Sept 18, 2015	June 11, 2014	July 03, 2014	Apr 07, 2013
Fair value	€1.02	€2.14	€1.88	€1.51
Assumptions:
Risk-free interest rate	3.9%	4.5%	4.1%	3.7%
Volatility(a)	40.0%	35.0%	35.0%	40.0%
Dividend yield	Nil	Nil	Nil	Nil
Expected life (years)	5.5	5.5	5.5	5.5

(a)	Historical daily volatility over a five-and-a-half-year period.

16	Other equity reserve

The total share based payments reserve at March 31, 2010 was €26.5 million (2009: €22.1 million; 2008: €18.3 million). The available-for-sale financial asset reserve at March 31, 2010 was €36.5 million (2009: nil; 2008: nil). The total cash-flow hedge reserve amounted to €60.3 million at March 31, 2010 (2009: €(2.0) million; 2008: €(142.2) million). Further details of the group’s derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

17	Analysis of operating revenues and segmental analysis

The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, car hire services, and internet and other related services to third parties across a European route network. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

As of April 1, 2009 the Company determines and presents operating segments based on the information that internally is provided to Michael O’Leary, CEO, who is the Company’s Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than results on individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/ (loss) after tax of the Company for the year. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company’s ongoing core operations, such as the impairment of a financial asset investment and accelerated depreciation related to aircraft disposals.

All segment revenue is derived wholly from external customers and, as the Company has a single reportable segment, inter-segment revenue is zero.

The Company’s major revenue-generating asset class comprises its aircraft fleet, which is flexibly employed across the Company’s integrated route network and is directly attributable to its reportable segment operations. In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company’s single reportable segment.

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since March 31, 2009.

Reportable segment information is presented as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
External revenues	2,988.1	2,942.0	2,713.8

Reportable segment adjusted profit after income tax	318.8	104.9	492.9

Other segment information:
Depreciation(i)	(235.4)	(204.5)	(165.4)
Finance income	23.5	75.5	83.9
Finance expense	(72.1)	(130.5)	(97.1)
Capital expenditure	(997.8)	(656.6)	(962.9)

(i)	Excludes accelerated depreciation (see below)

	At March 31, 2010	At March 31, 2009	At March 31, 2008
	€M	€M	€M
Reportable segment assets(ii)	7,447.2	6,294.7	6,016.1

(ii)	Excludes the available-for-sale financial asset.

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Total adjusted profit or loss for reportable segment	318.8	104.9	492.9
Other items of profit or loss
Loss on impairment of available-for-sale financial asset	(13.5)	(222.5)	(91.6)
Accelerated depreciation on property, plant and equipment	—	(51.6)	(10.6)

Consolidated profit/(loss) after income tax	305.3	(169.2)	390.7

Entity-wide disclosures:

Revenue is analysed by geographical area (by country of origin) as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Ireland	357.2	402.0	420.5
United Kingdom	838.7	954.6	1,021.0
Other European countries	1,792.2	1,585.4	1,272.3

	2,988.1	2,942.0	2,713.8

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Non-flight scheduled	463.6	425.8	334.6
Car hire	29.9	32.2	25.2
In-flight	86.5	83.2	73.3
Internet income	83.6	56.9	55.0

	663.6	598.1	488.1

Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations and other sources, including excess baggage charges and payment handling charges, all directly attributable to the low-fares business.

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

18	Staff numbers and costs

The average weekly number of staff, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
Flight and cabin crew (full time employees)	2,859	2,814	2,455
Flight and cabin crew (contract employees)	3,304	2,588	1,770
Sales, operations and administration	869	967	1,037

	7,032	6,369	5,262

At March 31, 2010 the company had a staff of 7,168 people (2009: 6,616; 2008: 5,920).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Staff and related costs	310.6	284.9	254.0
Social welfare costs	17.5	18.1	18.1
Other pension costs(a)	2.0	2.5	2.3
Share based payments	4.9	3.8	10.9

	335.0	309.3	285.3

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €1.4 million in 2010 (2009: €1.7 million; 2008: €1.0 million) while costs associated with defined-benefit plans included here were €0.6 million in 2010 (2009: €0.8 million; 2008: €1.3 million). (See Note 21 to the consolidated financial statements).

19	Statutory and other information

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Directors’ emoluments:
—Fees	0.2	0.2	0.2
—Other emoluments, including bonus and pension contributions	0.9	1.1	1.3

Depreciation of property, plant and equipment	219.3	243.8	167.5
Depreciation of property, plant and equipment held under finance leases	16.1	12.3	8.5
Auditor’s remuneration
—integrated audit(i)	0.5	0.5	0.5
—audit-related(ii)	—	—	—
—tax services(iii)	0.3	0.3	0.2
Operating lease charges, principally for aircraft	95.5	78.2	72.7

(i)	Audit services include integrated audit work performed on the consolidated financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
(ii)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
(iii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a)	Fees and emoluments—executive director

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Basic salary	0.6	0.5	0.6
Bonus (performance and target-related)	0.2	0.5	0.5
Pension contributions	0.1	0.1	0.1

	0.9	1.1	1.2

During the years ended March 31, 2010, 2009, and 2008 Michael O’Leary was the only executive director. In fiscal year 2009, Michael O’Leary chose to surrender 10% of his basic salary. For the fiscal year ended March 31, 2010, as part of a company-wide pay freeze, Mr. O’Leary did not receive a salary increase and his bonus payment was reduced to €241,000 from €470,000 in fiscal year ended March 31, 2009.

(b)	Fees and emoluments—non-executive directors

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Fees
Emmanuel Faber	0.05	0.05	0.05
Michael Horgan	0.03	0.03	0.03
Klaus Kirchberger	0.03	0.03	0.03
Kyran McLaughlin	0.05	0.05	0.05
James R. Osborne	0.05	0.05	0.05
Paolo Pietrogrande	0.03	0.03	0.03

	0.24	0.24	0.24

Emoluments
Michael Horgan	0.04	0.04	0.04

	0.28	0.28	0.28

(c)	Pension benefits

Director	Increase in Accrued Benefit			Transfer Value Equivalent of Increase in Accrued Benefit			Total Accumulated Accrued Benefit
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2010	Fiscal 2009	Fiscal 2008
	€	€	€	€	€	€	€	€	€
Michael O’Leary	—	2,797	12,138	—	19,298	76,474	139,326	139,326	132,552

As of October 1, 2008, Michael O’Leary is no longer an active member of the defined-benefit plan; rather, he is a deferred member of the scheme with continuing accrued benefits. He is now also a member of a defined-contribution plan. The cost of the death-in-service and disability benefits provided during the financial year is not included in the above figures. No pension benefits are provided for non-executive directors. The pension benefits set out above have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. The increases in transfer values of the accrued benefits have been calculated as at each year-end in accordance with Actuarial Standard of Practice PEN-11.

(d)	Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2010, 2009 and 2008 of the directors and of their spouses and minor children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2010	2009	2008
David Bonderman	13,230,671	14,117,360	14,117,360
Michael O’Leary	60,000,016	65,000,016	65,000,016
James R. Osborne	1,410,256	1,410,256	1,410,256
Kyran McLaughlin	200,000	200,000	200,000
Michael Horgan	50,000	50,000	50,000

(ii) Share options

The share options held by each director in office at the end of fiscal 2010 were as follows:

	No. of Options at March 31,
	2010	2009	2008
David Bonderman(c)	25,000	25,000	25,000
Emmanuel Faber(a)(c)	25,000	75,000	75,000
Michael Horgan(c)	25,000	25,000	25,000
Klaus Kirchberger(a)(c)	25,000	75,000	75,000
Kyran McLaughlin(c)	25,000	25,000	25,000
Michael O’Leary(b)	102,037	102,037	102,037
James R. Osborne(c)	25,000	25,000	25,000
Paolo Pietrogrande(c)	25,000	25,000	25,000

(a)	These options were granted to these directors at an exercise price of €2.83 (the market value at the date of grant) during the year ended March 31, 2003 and were exercised in June 2009.
(b)	These options were granted to Michael O’Leary as follows: 35,402 in fiscal 2003 at €2.86; 45,838 in fiscal 2004 at €2.21 and 20,797 in fiscal 2008 at €4.86 (the market values at the dates of grant), in all cases under the 2003 share option plan; these are exercisable between 2008 and 2010. On June 18, 2010, Michael O’Leary exercised 35,402 options at €2.86.
(c)	These options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and are exercisable between June 2013 and June 2015.

Directors not referred to above held no shares or share options.

In the 2010 fiscal year the Company incurred total share-based compensation expense of €0.05 million (2009: €0.05 million; 2008: €0.05 million) in relation to directors.

20	Finance expense

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Interest payable on bank loans wholly repayable after five years	71.6	130.7	97.3
Interest arising on pension liabilities, net (see Note 21)	0.5	(0.2)	(0.2)

	72.1	130.5	97.1

21	Pensions

The Company accounts for pensions in accordance with IAS 19, “Employee Benefits.”

The Company operates defined-benefit and defined-contribution schemes.

Defined-benefit schemes

The Company funds the pension entitlements of certain employees through defined-benefit plans. Two plans are operated for eligible Irish and UK employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2010 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at June 30, 2007 in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2010	2009	2008
	%	%	%
Discount rate used for Irish plan	5.25	6.00	6.25
Discount rate used for UK plan	5.60	6.30	6.60
Return on plan assets for Irish plan	6.67	6.40	7.28
Return on plan assets for UK plan	7.45	7.18	7.91
Rate of euro inflation	2.25	2.00	2.50
Rate of UK inflation	3.50	3.00	3.25
Future pension increases in Irish plan	0.00	0.00	0.00
Future pension increases in UK plan	3.40	3.00	3.25
Future salary increases for Irish plan(a)	2.25	3.00	3.50
Future salary increases for UK plan(a)	3.50	4.00	4.25

(a)	Future salary increases assumed to be 0% until 2012 in line with the company’s expected policy and in line with inflation thereafter (euro 2.25%; UK 3.50%).

The Company uses certain mortality rate assumptions when calculating scheme liabilities. The mortality assumptions of the Irish scheme have been based on the mortality table 62%/70% PNM/FL00 while the mortality assumptions of the UK scheme have been based on the “SAPS” mortality table. Both mortality assumptions make allowance for future improvements in mortality rates. Retirement ages for scheme members are 60 for pilots and 65 for other staff.

The current life expectancies underlying the value of the scheme liabilities for the Irish scheme are as follows:

	At March 31,
	2010	2009	2008
Retiring at age 60:
Male	26.3	25.8	25.5
Female	28.0	27.6	28.4
Retiring at age 65:
Male	22.0	21.4	20.8
Female	23.5	23.1	23.7

The current life expectancies underlying the value of the scheme liabilities for the UK scheme are as follows:

	At March 31,
	2010	2009	2008
Retiring at age 60:
Male	26.5	25.5	25.5
Female	29.4	28.4	28.4
Retiring at age 65:
Male	21.6	20.8	20.8
Female	24.4	23.7	23.7

The amounts recognised in the consolidated balance sheets in respect of our defined benefit plans are as follows:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Present value of benefit obligations	(35.9)	(28.0)	(27.0)
Fair value of plan assets	25.6	17.9	25.0

Present value of net obligations	(10.3)	(10.1)	(2.0)
Related deferred tax asset	1.3	1.3	0.2

Net pension (liability)	(9.0)	(8.8)	(1.8)

The amounts recognised in the consolidated income statements in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Included in payroll costs
Service cost	0.6	0.8	1.3

Included in finance expense
Interest on pension scheme liabilities	1.7	1.7	1.8
Expected return on plan assets	(1.2)	(1.9)	(2.0)

Net finance expense	0.5	(0.2)	(0.2)

Net periodic pension cost	1.1	0.6	1.1

Analysis of amounts included in the Consolidated Statements of Comprehensive Income (“CSOCI”);

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Actual return less expected return on pension scheme assets	5.6	(9.8)	(6.6)
Experience gains on scheme liabilities	0.5	0.9	1.6
Changes in assumptions underlying the present value of scheme liabilities	(6.1)	0.3	10.1

Actuarial (losses)/gains recognised in the CSOCI	—	(8.6)	5.1
Related deferred tax asset/(liability)	—	1.1	(0.6)

Net actuarial (losses)/gains recognised in the CSOCI	—	(7.5)	4.5

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Projected benefit obligation at beginning of year	28.1	27.0	35.5
Service cost	0.6	0.7	1.3
Interest cost	1.7	1.7	1.8
Plan participants’ contributions	0.3	0.4	0.5
Actuarial (gain)	5.3	(0.5)	(10.5)
Benefits paid	(0.4)	(0.3)	(0.4)
Foreign exchange rate changes	0.3	(1.0)	(1.2)

Projected benefit obligation at end of year funded	35.9	28.0	27.0

Changes in fair values of the plans’ assets are as follows:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Fair value of plan assets at beginning of year	18.0	25.0	28.6
Expected return on plan assets	1.2	1.9	2.1
Actual gains/(losses) on plan assets	5.4	(9.1)	(5.6)
Employer contribution	0.9	0.8	0.9
Plan participants’ contributions	0.3	0.3	0.4
Benefits paid	(0.4)	(0.3)	(0.4)
Foreign exchange rate changes	0.2	(0.7)	(1.0)

Fair value of plan assets at end of year	25.6	17.9	25.0

The fair value of the plans’ assets at March 31 of each year is analysed as follows:

	At March 31,
	2010	2009	2008
	€M	€M	€M
Equities	19.2	12.0	18.4
Bonds	4.3	3.7	3.6
Property	0.6	0.6	1.1
Other assets	1.5	1.6	1.9

Total fair value of plan assets	25.6	17.9	25.0

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 6.67% (2009: 6.40%; 2008: 7.28%) for the Irish scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.75% (2009: 8.00%; 2008: 8.25%); Bonds 3.50% (2009: 3.50%; 2008: 4.25%); Property 6.25% (2009: 6.25%: 2008: 6.75%); and Cash 2.00% (2009: 2.00%; 2008: 4.00%). The expected long-term rate of return on assets of 7.45% (2009: 7.18%; 2008: 7.91%) for the UK scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.30% (2009: 8.00%; 2008: 8.50%); Corporate and Overseas Bonds 5.50% (2009: 6.30%; 2008: 6.60%); and Other 2.27% (2009: 2.00%; 2008: 5.00%).

Since there are no suitable Euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	At March 31,
	2010	2009	2008	2007	2006
	€M	€M	€M	€M	€M
Difference between expected and actual return on assets	5.6	(9.8)	(6.6)	0.7	3.5
Expressed as a percentage of scheme assets	22%	(54)%	(26)%	3%	14%

Experience gains on scheme liabilities	0.5	0.9	1.6	1.6	—
Expressed as a percentage of scheme liabilities	1%	3%	6%	4%	—

Total actuarial (losses)/gains	—	(8.6)	5.1	2.3	2.6
Expressed as a percentage of scheme liabilities	0%	(31)%	19%	6%	8%

We expect to contribute approximately €0.8 million to our defined-benefit plans in 2011.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €1.4 million in 2010 (2009: €1.7 million; 2008: €1.0 million).

22	Earnings per share

	At March 31,
	2010	2009	2008
Basic earnings/(losses) per ordinary share (in euro cent)	20.68	(11.44)	25.84

Diluted earnings/(losses) per ordinary share (in euro cent)	20.60	(11.44)	25.62

Number of ordinary shares (in Ms) used for EPS
Basic	1,476.4	1,478.5	1,512.0

Diluted(a)	1,481.7	1,478.5	1,524.9

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements.

Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2010, 2009 and 2008 has been computed by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the 2010 fiscal year, the weighted average number of shares in issue of 1,481.7 million includes weighted average share options assumed to be converted equal to 5.3 million. For the 2009 fiscal year, there was no difference in the weighted average number of ordinary shares used for the basic and diluted net loss per ordinary share, as the effect of all potentially dilutive ordinary shares (2.8 million outstanding) was anti-dilutive. For the 2008 fiscal year, the weighted average number of shares in issue of 1,524.9 million includes weighted average share options assumed to be converted equal to 12.9 million.

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

In April 2007 the Company exercised 27 options under the 2005 contract whereby it increased its “firm” aircraft deliveries during fiscal 2010.

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

In December 2009, the Company exercised 10 options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft will be delivered in fiscal 2013.

The table below details the firm aircraft delivery schedule at March 31, 2010 and March 31, 2009 for the Company pursuant to the 2002 and 2005 Boeing contracts.

	Aircraft Delivered at March 31, 2010	Firm Aircraft Deliveries Fiscal 2010-2012	Total “Firm” Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2009-2012 at March 31, 2009
2005 Contract	103	90	193	51	134

Total	103	90	193		134

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

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2010, the total potential commitment to acquire all 90 “firm” aircraft, not taking such increases and decreases into account, will be up to U.S.$4.6 billion. (At March 31, 2009 the potential commitment was U.S.$6.8 billion to acquire 134 “firm” aircraft. At March 31, 2008 the potential commitment was U.S.$7.0 billion to acquire 139 “firm” aircraft).

Operating leases

The Company financed 55 of the Boeing 737-800 aircraft delivered between December 2003 and March 2010 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 15 of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 12 of these leases into fixed-rate rental payments. Another 30 leases are also denominated in euro and require Ryanair to make fixed rental payments over the term of the leases. 10 remaining operating leases are U.S. dollar-denominated, of which two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while the remaining eight require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 28 of the operating lease aircraft on pre-determined terms and has chosen not to extend 10 of these aircraft with leases maturing during January, February or March 2011. The following table sets out the total future minimum payments of leasing 55 aircraft (2009: 43 aircraft; 2008: 35 aircraft), ignoring interest, foreign currency and hedging arrangements, at March 31, 2010, 2009 and 2008, respectively:

	At March 31,
	2010		2009		2008
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M
Due within one year	77.8	71.5	85.8	78.8	78.2	71.9
Due between one and five years	208.8	160.3	177.8	134.9	234.8	180.4
Due after five years	112.2	64.3	29.1	17.2	22.2	13.3

Total	398.8	296.1	292.7	230.9	335.2	265.6

Finance leases

The Company financed 20 of the Boeing 737-800 aircraft delivered between March 2005 and March 2010 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. The following table sets out the total future minimum payments of leasing 20 aircraft (2009: 20 aircraft; 2008: 14 aircraft) under JOLCOs at March 31, 2010, 2009 and 2008, respectively:

	At March 31,
	2010		2009		2008
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M
Due within one year	38.9	32.5	45.1	31.1	35.7	21.1
Due between one and five years	203.7	183.7	184.5	139.3	141.5	94.8
Due after five years	353.7	345.3	443.0	417.4	320.6	294.4

Total minimum lease payments	596.3	561.5	672.6	587.8	497.8	410.3
Less amounts allocated to future financing costs	(34.8)	—	(84.8)	—	(87.5)	—

Present value of minimum lease payments	561.5	561.5	587.8	587.8	410.3	410.3

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

In February 2004, the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in connection with its establishment of a low cost base at Brussels (Charleroi). Ryanair advised the regional government that it believed no money was repayable as the cost of establishing the base exceeded the amount determined to be illegal state aid. Ryanair also appealed the decision of the European Commission to the European Court of First Instance, requesting that the Court annul the decision on the basis that Ryanair’s agreement at Brussels (Charleroi) was consistent with agreements at similar privately owned airports and therefore did not constitute illegal state aid. The Company placed €4 million in an escrow account pending the outcome of this appeal. In December 2008, the CFI annulled the Commission’s decision against Charleroi Airport and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. A further action taken by the Belgian government for €2.3 million has also been withdrawn. In 2007 and 2008 the European Commission launched eight state aid investigations involving Ryanair’s agreements with airports. One of these investigations was closed in January 2010 with a finding that Ryanair’s agreement with Bratislava airport did not involve any aid. The remaining seven investigations are pending (Lübeck, Schönefeld, Hahn, Alghero, Pau, Aarhus and Tampere).

The Company has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating-rate financing arrangements. Cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on long-term derivative and other financing arrangements with Ryanair (restricted cash) (see Note 9 to the consolidated financial statements for further details). Additional numerical information on these swaps and on other derivatives held by the Company is set out in Notes 5 and 11 to the consolidated financial statements.

24	Note to cash flow statements

	At March 31,
	2010	2009	2008
	€M	€M	€M
Net (debt)/funds at beginning of year	(120.2)	(97.0)	335.9

Increase/(decrease) in cash and cash equivalents in year	(105.3)	112.4	124.4
Increase/(decrease) in financial assets > 3 months	864.3	(2.9)	(186.5)
(Decrease)/increase in restricted cash	(223.8)	(0.8)	33.6
Net cash flow from (increase) in debt	(557.8)	(131.9)	(404.4)

Movement in net funds resulting from cash flows	(22.6)	(23.2)	(432.9)

Net funds at end of year	(142.8)	(120.2)	(97.0)

Analysed as:
Cash and cash equivalents, financial assets and restricted cash	2,813.4	2,278.2	2,169.5
Total borrowings	(2,956.2)	(2,398.4)	(2,266.5)

Net (debt)/funds	(142.8)	(120.2)	(97.0)

Net funds arise when cash and liquid resources exceed debt.

25	Post-balance sheet events

(i) A volcanic ash cloud covered most of Northern Europe between April 15, and April 22, 2010 which resulted in the closure of airspace during this period. In addition, on various dates in May there were more airspace closures. These closures resulted in the cancellation of 9,484 flights for 1.5 million passengers. Under EU 261/2004, the Company is required to either refund passengers the cost of their cancelled flights or, in the case of passengers who had already traveled, to reimburse them for reasonable accommodation, meals and other expenses. The Company expects to refund these costs and reimburse passengers reasonable expenses although it will take a substantial period of time to complete this process, and management estimates that the approximate costs of this and the non-recoverable fiscal costs incurred during the cancellations will be approximately €50 million.

(ii) The directors of the Company declared on June 1, 2010 that Ryanair Holdings plc intends to pay a special dividend of €500 million, to be paid in October, 2010, subject to shareholder approval at the Company’s AGM on September 22, 2010. In order to ensure the parent company, Ryanair Holdings plc, has sufficient distributable profits to effect this future dividend payment on June 15, 2010, Ryanair Limited declared a dividend of €400 million to Ryanair Holdings plc.

The Company also indicated in the announcement on June 1, 2010 that it may return a further amount of up to €500 million to shareholders before the end of fiscal year 2013, subject to, amongst other things, its continued profitability, the absence of further aircraft orders or any other significant capital expenditures.

26	Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings of Ryanair Holdings plc:

Name	Effective date of acquisition/incorporation	Registered Office	Nature of Business
Ryanair Limited	August 23, 1996 (acquisition)	Corporate Headquarters Dublin Airport Co Dublin, Ireland.	Airline operator

Darley Investments Limited(a)	August 23, 1996 (acquisition)	Corporate Headquarters Dublin Airport Co Dublin, Ireland.	Investment holding company

Ryanair.com Limited(a)	August 23, 1996 (acquisition)	Corporate Headquarters Dublin Airport Co Dublin, Ireland.	International data processing services

(a)	These subsidiaries are wholly owned by Ryanair Limited, which is, in turn, wholly owned by Ryanair Holdings plc.

All of the above subsidiaries are 100% owned by the Company. The shares owned by the Company comprise one class (ordinary shares) in respect of each subsidiary.

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 16(3) of the Irish Companies (Amendment) Act, 1986.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2010, March 31, 2009 and March 31, 2008.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) amounted to €7.4 million in the fiscal year ended March 31, 2010, (2009: €8.2 million, 2008: €7.6 million), the majority of which comprises short-term employee benefits.

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
	€M	€M	€M
Basic salary and bonus	3.4	4.8	5.0
Pension contributions	0.8	0.3	0.3
Share-based compensation expense	3.2	3.1	2.3

	7.4	8.2	7.6

27	Date of approval

The consolidated financial statements were approved by the board of directors of the Company on July 20, 2010.

APPENDIX A

GLOSSARY

Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair’s scheduled passenger service.

Available Seat Miles (“ASMs”)	Represents the number of seats available for scheduled passengers multiplied by the number of miles those seats were flown.

Average Booked Passenger Fare	Represents the average fare paid by a scheduled fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization	Represents the average number of flight hours flown in scheduled service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost Per U.S. Gallon	Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling charges) after giving effect to fuel hedging arrangements.

Average Length of Passenger Haul	Represents the average number of miles traveled by a scheduled fare-paying passenger.

Ancillary Revenue per Booked Passenger	Represents the average revenue earned per booked passenger flown from ancillary services.

Average Yield per ASM	Represents the average scheduled flown passenger fare revenue for each available seat mile (ASM).

Average Yield per RPM	Represents the average scheduled passenger fare revenue for each revenue passenger mile (RPM), or each mile a scheduled revenue passenger is flown.

Baggage Commissions	Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked Passenger Load Factor	Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even Load Factor	Represents the number of RPMs at which scheduled passenger revenues would have been equal to operating expenses divided by ASMs (based on Average Yield per RPM). For the purposes of this calculation, the number of RPMs at which scheduled passenger revenues would have been equal to operating expenses is calculated by dividing operating expenses by Average Revenue per RPM.

Cost Per ASM (“CASM”)	Represents operating expenses (excluding ancillary costs) divided by ASMs.

Net Margin	Represents profit after taxation as a percentage of total revenues.

Number of Airports Served	Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Number of Owned Aircraft Operated	Represents the number of aircraft owned and operated at the end of the period.

Operating Margin	Represents operating profit as a percentage of total revenues.

Part 145	The European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency.

Revenue Passenger Miles (“RPMs”)	Represents the number of miles flown by booked fare-paying passengers.

Revenue Passengers Booked	Represents the number of scheduled fare-paying passengers booked.

Sectors Flown	Represents the number of scheduled passenger flight sectors flown.

A-1