Form 20-F
period 2011-03-31
RYANAIR HOLDINGS PLC
filed 2011-07-25
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 25, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2011

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

1,489,574,915 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of seventeen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected IFRS financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as at March 31, 2011 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.4183, or $1.00 = €0.7051, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2011. The Federal Reserve Rate for euro on July 15, 2011 was €1.00 = $1.4156 or $1.00 = €0.7064. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel, flight interruptions caused by volcanic ash emissions or other atmospheric disruptions, and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

THE COMPANY

Ryanair operates a low-fares, scheduled passenger airline serving short-haul, point-to-point routes largely in Europe from its 45 bases in airports across Europe, which together are referred to as “Ryanair’s bases of operations” or “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares operating model in Europe in the early 1990s. As of June 30, 2011, the Company offered approximately 1,550 scheduled short-haul flights per day serving approximately 160 airports largely throughout Europe, with an operating fleet of 272 aircraft flying approximately 1,300 routes. The Company also holds a 29.8% interest in Aer Lingus, which it has acquired through market purchases following Aer Lingus’ partial privatization in 2006. The European Commission prohibited Ryanair’s 2006 offer for Aer Lingus and Ryanair filed an appeal with the European Court of First Instance (“CFI”). On July 6, 2010, the CFI upheld the Commission’s decision. For additional information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.” A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

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

Income Statement Data:

	Fiscal year ended March 31,
	2011(a)	2011	2010	2009	2008	2007
	(in millions, except per-Ordinary Share data)
Total operating revenues	$5,147.7	€3,629.5	€2,988.1	€2,942.0	€2,713.8	€2,236.9
Total operating expenses	(4,455.3)	(3,141.3)	(2,586.0)	(2,849.4)	(2,176.7)	(1,765.2)

Operating income	692.4	488.2	402.1	92.6	537.1	471.7

Net interest (expense) income	(94.6)	(66.7)	(48.6)	(55.0)	(13.2)	(19.9)
Other non-operating (expense) income	(0.9)	(0.6)	(12.5)	(218.1)	(85.0)	(0.8)

Profit (loss) before taxation	597.0	420.9	341.0	(180.5)	438.9	451.0
Taxation	(65.7)	(46.3)	(35.7)	11.3	(48.2)	(15.4)
Profit (loss) after taxation	$531.3	€374.6	€305.3	€(169.2)	€390.7	€435.6

Ryanair Holdings basic earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)(b)	$35.8	25.21	20.68	(11.44)	25.84	28.20
Ryanair Holdings diluted earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)(b)	$35.7	25.14	20.60	(11.44)	25.62	27.97
Ryanair Holdings dividend paid per Ordinary Share (U.S. cents)/(euro cent)	$47.6	33.57	n/a	n/a	n/a	n/a

Balance Sheet Data:

	As of March 31,
	2011(a)	2011	2010	2009	2008	2007
	(in millions)
Cash and cash equivalents	$2,876.7	€2,028.3	€1,477.9	€1,583.2	€1,470.8	€1,346.4
Total assets	$12,191.7	€8,596.0	€7,563.4	€6,387.9	€6,327.6	€5,763.7
Long-term debt, including capital lease obligations	$5,175.9	€3,649.4	€2,956.2	€2,398.4	€2,266.5	€1,862.1
Shareholders’ equity	$4,189.5	€2,953.9	€2,848.6	€2,425.1	€2,502.2	€2,539.8
Issued share capital	$13.5	€9.5	€9.4	€9.4	€9.5	€9.8
Weighted Average Number of Ordinary Shares		1,485.7	1,476.4	1,478.5	1,512.0	1,544.5

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2011(a)	2011	2010	2009	2008	2007
	(in millions)
Net cash inflow from operating activities	$1,115.2	€786.3	€871.5	€413.2	€703.9	€900.8
Net cash (outflow) from investing activities	$(672.3)	€(474.0)	€(1,549.1)	€(388.3)	€(692.3)	€(1,189.0)
Net cash inflow from financing activities	$337.7	€238.1	€572.3	€87.5	€112.8	€195.6
Increase (decrease) in cash and cash equivalents	$780.6	€550.4	€(105.3)	€112.4	€124.4	€(92.6)

(a)	Dollar amounts are translated from euro solely for convenience at the Federal Reserve Rate on March 31, 2011, of €1.00 = $1.4183 or $1.00 = €0.7051.
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

U.S. dollars per €1.00(a)

Year ended December 31,	End of Period	Average(b)	Low	High
2006	1.319	1.256	—	—
2007	1.458	1.371	—	—
2008	1.395	1.471	—	—
2009	1.433	1.394	—	—
2010	1.336	1.326	—	—

Month ended
January 31, 2011	—	—	1.292	1.370
February 28, 2011	—	—	1.349	1.382
March 31, 2011	—	—	1.380	1.422
April 30, 2011	—	—	1.421	1.482
May 31, 2011	—	—	1.404	1.487
June 30, 2011	—	—	1.416	1.468
Period ended July 15, 2011	—	—	1.401	1.451

U.K. pounds sterling per €1.00(c)

Year ended December 31,	End of Period	Average(b)	Low	High
2006	0.674	0.682	—	—
2007	0.735	0.685	—	—
2008	0.957	0.797	—	—
2009	0.887	0.891	—	—
2010	0.857	0.858	—	—

Month ended
January 31, 2011	—	—	0.830	0.863
February 28, 2011	—	—	0.837	0.856
March 31, 2011	—	—	0.848	0.883
April 30, 2011	—	—	0.873	0.890
May 31, 2011	—	—	0.863	0.899
June 30, 2011	—	—	0.877	0.903
Period ended July 15, 2011	—	—	0.876	0.903

U.K. pounds sterling per U.S.$1.00(d)

Year ended December 31,	End of Period	Average(b)	Low	High
2006	0.511	0.543	—	—
2007	0.504	0.500	—	—
2008	0.686	0.546	—	—
2009	0.627	0.641	—	—
2010	0.641	0.647	—	—

Month ended
January 31, 2011	—	—	0.623	0.645
February 28, 2011	—	—	0.615	0.624
March 31, 2011	—	—	0.610	0.625
April 30, 2011	—	—	0.598	0.620
May 31, 2011	—	—	0.599	0.621
June 30, 2011	—	—	0.608	0.626
Period ended July 15, 2011	—	—	0.619	0.628

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg.
(d)	Based on the Federal Reserve Rate for U.K. pounds sterling.

As of July 15, 2011, the exchange rate between the U.S. dollar and the euro was €1.00 = $1.4156, or $1.00 = €0.7064; the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00 = €1.1413, or €1.00 = U.K. £0.8762; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00 = $1.6149, or $1.00 = U.K. £0.6192. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

Operating Data:

	Fiscal Year ended March 31,
	2011	2010	2009	2008
Average Yield per Revenue Passenger Mile (“RPM”) (€)	0.053	0.052	0.060	0.065
Average Yield per Available Seat Miles (“ASM”) (€)	0.045	0.043	0.050	0.054
Average Fuel Cost per U.S. Gallon (€)	1.756	1.515	2.351	1.674

Cost per ASM (“CASM”) (€)	0.049	0.047	0.058	0.051

Operating Margin	14%	13%	5%	20%
Break-even Load Factor	72%	73%	79%	67%

Average Booked Passenger Fare (€)	39.24	34.95	40.02	43.70
Ancillary Revenue per Booked Passenger (€)	11.12	9.98	10.21	9.58

Other Data:

	Fiscal Year ended March 31,
	2011	2010	2009	2008
Revenue Passengers Booked	72,062,659	66,503,999	58,565,663	50,931,723

Revenue Passenger Miles	53,256,894,035	44,841,072,500	39,202,293,374	34,452,733,067
Available Seat Miles	63,358,255,401	53,469,635,740	47,102,503,388	41,342,195,458
Booked Passenger Load Factor	83%	82%	81%	82%
Average Length of Passenger Haul (miles)	727	661	654	662
Sectors Flown	463,460	427,900	380,915	330,598
Number of Airports Served at Period End	158	153	143	147
Average Daily Flight Hour Utilization (hours)	8.36	8.89	9.59	9.87
Personnel at Period End	8,560	7,168	6,616	5,920
Personnel per Aircraft at Period End	31	31	36	36
Booked Passengers per Personnel at Period End	8,418	9,253	8,852	8,603

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. For example, although they declined in the 2010 fiscal year, oil prices increased substantially in fiscal years 2009 and 2011. These increases had a significant impact on Ryanair’s costs, and the fiscal year 2009 increase contributed to the decline in profit before exceptional items recorded in the 2009 fiscal year. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a more selective basis. As of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2012 at prices equivalent to approximately $820 per metric ton. In addition, as of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 20% of its estimated requirements for the first quarter of the fiscal year ending March 31, 2013 at prices equivalent to approximately $1,035 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that quarter. Because of the limited nature of its hedging program, the Company is exposed to risks arising from fluctuations in the price of fuel, especially in light of the recent volatility. Any new increase in fuel costs could have a material adverse effect on the Company’s financial condition and results of operations. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro. As of July 22, 2011, Ryanair had hedged 75% of its forecasted fuel-related dollar purchases against the euro at a rate of $1.38 per euro for the period to December 31, 2012, without, however, having entered into any material hedging arrangements with respect to periods thereafter. See “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs” below.

No assurances whatsoever can be given about trends in fuel prices, and average fuel prices for the 2012 fiscal year or for future years may be significantly higher than current prices. Management estimates that every $10.00 movement in the price of a metric ton of jet fuel will impact Ryanair’s costs by approximately €1.5 million, taking into account Ryanair’s hedging program for the 2012 fiscal year. There can be no assurance, however, in this regard, and the impact of fuel prices on Ryanair’s operating results may be more pronounced. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices alone or in combination with other factors. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging.” Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as the Company’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated expansion of Ryanair’s fleet will result in an increase, in absolute terms, in Ryanair’s aggregate fuel costs.

Based upon Ryanair’s fuel consumption for the 2011 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €1.5 million in the Company’s annual fuel costs. Ryanair’s fuel costs in the 2011 fiscal year, after giving effect to the Company’s fuel hedging activities, increased by approximately 37% from the comparable period ended March 31, 2010, to €1,227.0 million, primarily due to higher market prices per metric ton and growth of the airline. Ryanair estimates that its fuel costs would have been approximately €1,275.1 million in the 2011 fiscal year, as compared to €916.6 million in the 2010 fiscal year, had Ryanair not had any fuel hedging arrangements in place in either fiscal year.

Ryanair Has Decided to Seasonally Ground Aircraft. In recent years, in response to an operating environment characterized by high fuel prices, typically lower winter yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March). In the winter of 2010-11, Ryanair grounded approximately 40 aircraft and the Company announced in May 2011 that it intends to ground up to 80 aircraft during the coming winter. As a result, while the Company still expects to grow passenger traffic during fiscal 2012 as a whole, it expects that its passenger volumes during the winter months of 2011-12 will be lower than those recorded during the winter months of 2010-11, which could have a negative impact on its results of operations and/or financial condition.

Ryanair’s adoption of the policy of seasonally grounding aircraft presents some risks. While the Company seeks to implement its seasonal grounding policy in a way that will allow it to avoid suffering losses by operating flights to high cost airports at low winter yields, there can be no assurance that this strategy will be successful. Additionally, the Company’s growth has been largely dependent on increasing capacity, and decreasing capacity may affect the overall future growth of the Company. Further, while seasonal grounding does reduce the Company’s variable operating costs, it does not avoid aircraft ownership costs, and it also decreases Ryanair’s potential to earn ancillary revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. Such risks could lead to negative effects on the Company’s financial condition and/or results of operations.

The Company May Not Be Successful in Reducing Business Costs to Offset Reduced Fares. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. The Company has limited control over its fuel costs and already has comparatively low other operating costs. In periods of high fuel costs, if the Company is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. The Company cannot offer any assurances regarding its future profitability. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Additional Losses” above.

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Lübeck, Schönefeld, Tampere, Alghero, Pau, Aarhus and Frankfurt (Hahn) airports. The investigations seek to determine whether the arrangements constitute illegal state aid. In addition to the European Commission investigations, Ryanair is facing allegations that it has benefited from unlawful state aid in a number of court cases, including in relation to its arrangements with Frankfurt (Hahn) and Lubeck airports. Adverse rulings in these matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

No assurance can be given as to the outcome of legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company. For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair’s competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-U.S. Open Skies Agreement, which entered into effect in March 2008, allows U.S. carriers to offer services in the intra-EU market, which should eventually result in increased competition. See “Item 4. Information on the Company—Government Regulation—Liberalization of the EU Air Transportation Market.”

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across a significant proportion of its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. Increased price competition and the resulting lower fares, combined with continuous increases in the Company’s capacity in recent years (including an increase of approximately 8% during the 2011 fiscal year) have combined to put downward pressure on the Company’s yields. Although Ryanair’s Yield per Available Seat Mile (“YASM”) increased by approximately 3% in the 2011 fiscal year, it decreased by approximately 13% in the 2010 fiscal year, and there can be no assurance that it will not decrease in future periods.

Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other conduct, price competition among airlines could reduce the level of fares or passenger traffic on the Company’s routes to the point where profitability may not be achievable.

In addition to traditional competition among airline companies and charter operators who have entered the low-fares market, the industry also faces competition from ground transportation (including high-speed rail systems) and sea transportation alternatives, as businesses and recreational travellers seek substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft.

Ryanair expects to have 294 aircraft in its fleet by March 31, 2012. With the Company’s current orders for aircraft it is obligated to buy (i.e., “firm” orders) under its contracts with The Boeing Company (“Boeing”), the Company expects to increase the size of its fleet to as many as 299 Boeing 737-800 aircraft by March 2013 (assuming that planned disposals of aircraft and returns of leased aircraft are completed on schedule). For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Ryanair plans to finance its purchases of firm-order aircraft through a combination of bank loans, operating and finance leases—including via sale-and-leaseback transactions—and cash flow generated from the Company’s operations. As in the past, Ryanair expects much of its financing to be supported by guarantees granted by the Export-Import Bank of the United States (“Ex-Im Bank”). Nonetheless, due to the general deterioration in the availability of bank credit facilities in recent years, no assurance can be given that sufficient financing will be available to Ryanair or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for new aircraft on reasonable terms could have a material adverse effect on its business, results of operations, and financial condition.

In addition, the financing of new and existing Boeing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair’s ability to draw down funds under its existing bank-loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to such bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has arranged a sale and leaseback transaction for five aircraft to be delivered in the period between the date hereof and March 2012. For additional details on Ryanair’s financings, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company’s Rapid Growth May Expose It to Risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” During the 2011 fiscal year, Ryanair announced 328 new routes across its network and intends to continue to expand its fleet and add new destinations and additional flights, which are expected to increase Ryanair’s booked passenger volumes in the 2012 fiscal year to approximately 75 million passengers, an increase of approximately 4% over the approximately 72.1 million passengers booked in the 2011 fiscal year. However, no assurance can be given that this target will in fact be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.”

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

When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. See “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair expects to have other substantial cash needs as it expands, including as regards the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800s. There can be no assurance that the Company will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. Further volcanic ash emissions, similar to those experienced in April and May 2010, could make consumers less willing and/or able to travel and impact the launch of new routes or bases. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.” See also “—The Company Will Incur Significant Costs Acquiring New Aircraft and the Continued Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms.”

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

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s low-fares strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example, in March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately

100%. For additional information see “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports.”

The Company’s Acquisition of 29.8% of Aer Lingus and Subsequent Failure to Conclude a Complete Acquisition of Aer Lingus Could Expose the Company to Risk. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds.

The then EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake.” In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. This decision has been affirmed on appeal. However, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

The United Kingdom’s Office of Fair Trading (“OFT”) wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT’s investigation is time-barred. Ryanair maintains that the OFT had and missed the opportunity to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is not time barred. Ryanair is currently awaiting the judgment of the Competition Appeal Tribunal. If the OFT investigation proceeds, it may result in a referral to the Competition Commission. The Competition Commission could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares. For more information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.”

During the 2010 fiscal year, Ryanair recorded an impairment charge recognized in the income statement of €13.5 million on its Aer Lingus shareholding reflecting a decline in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009. The subsequent increase in the Aer Lingus share price from €0.50 at June 30, 2009 to €0.73 at March 31, 2010 resulted in a gain of €36.5 million, which was recognized through other comprehensive income within equity. The subsequent decrease in the Aer Lingus share price from €0.73 at March 31, 2010 to €0.72 at March 31, 2011 resulted in a loss of €2.2 million, which was recognized through other comprehensive income within equity.

Deteriorations in conditions in the airline industry affect the Company not only directly, but also indirectly, because the value of its stake in Aer Lingus fluctuates with the share price. However, as the value of the Company’s stake in Aer Lingus has already been written down to just €79.7 million (the equivalent of €0.50 per share as of June 30, 2009), the potential for future write-downs of that asset is currently limited to that amount.

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, the Company’s historical and current level of profitability and its seasonal grounding policy may make it difficult for Ryanair to avoid increases to its base salary levels and employee productivity payments. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements may not be subject to change or modification at any time. The Company agreed to provide a company-wide pay increase of up to 2% on basic pay for certain employees, effective April 1, 2011. In addition, the Company will eliminate any positions that may be identified as redundant. These steps may lead to a deterioration in labor relations in the Company and could impact the Company’s business or results of operations. The Company also operates in certain jurisdictions with above average payroll taxes and employee-related social insurance costs, which could have an impact on the availability and cost of employees in these jurisdictions. Ryanair crew in continental Europe operate on Irish contracts of employment on the basis that those crew work on Irish Territory, (i.e. on board Irish Registered Aircraft). A number of challenges have been initiated by government agencies in a number of countries to the applicability of Irish labor law and Irish social insurance to these contracts, and if Ryanair were forced to concede that Irish jurisdiction did not apply to those crew who operate from continental Europe then it would lead to substantial increase in employer social insurance contributions, salary and pension costs and potentially loss of flexibility if local contracts of employment were imposed.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots, regarding pay, work practices, and conditions of employment, through collective-bargaining units called “Employee Representation Committees.” In the U.K., BALPA unsuccessfully sought to represent Ryanair’s U.K.-based pilots in their negotiations with the Company in 2001, at which time an overwhelming majority of those polled rejected BALPA’s claim to represent them. On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.’s Central Arbitration Committee (“CAC”) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC, but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions. For additional details, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.” Limitations on Ryanair’s flexibility in dealing with its employees or the altering of the public’s perception of Ryanair generally could have a material adverse effect on the Company’s business, operating results, and financial condition.

The Company is Dependent on External Service Providers. Ryanair currently assigns its engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency (“Part 145”). The Company also assigns its passenger, aircraft and ground handling services at airports other than Dublin and certain airports in Spain and the Canary Islands to established external service providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations—Airport Handling Services.”

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

Since October 1, 2009, all passengers have been required to use Internet check-in. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings by reducing passenger airfares. See “Item 4. Information on the Company—Reservations/Ryanair.com.” The Company has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. The result of this requirement is that Ryanair has reduced airport and handling costs, as a result of the need to have fewer check-in personnel and rented check-in desks. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect the Company’s results of operations and financial condition.

The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company is involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. The Company’s objective is to prevent any unauthorized use of its website. The Company has received favorable rulings in Ireland, Germany and The Netherlands. However, pending the outcome of these legal proceedings and if Ryanair were to be unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently in a reduction in the Company’s ancillary revenue stream. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanir’s reputation as a low-fares airline, which could negatively affect the Company’s results of operations and financial condition. For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

Irish Corporation Tax Rate Could Rise. The majority of Ryanair’s profits are subject to Irish Corporation Tax at a statutory rate of 12.5%. Due to the size and scale of the Irish government’s budgetary deficit and the recent “bailout” of the Irish government by a combination of loans from the International Monetary Fund and the European Union, there is a risk that the Irish government could increase Irish Corporation Tax rates above 12.5% in order to repay current or future loans or to increase tax revenues.

At 12.5%, the rate of Irish Corporation Tax is lower than that applied by most of the other European Union member states, and has periodically been subject to critical comment by the governments of other EU member states. Although the Irish government has publicly stated that it will not increase Corporation Tax rates, there can be no assurance that such an increase in Corporation Tax rates will not occur.

In the event that the Irish government increases Corporation Tax rates or changes the basis of calculation of Corporation Tax from the present basis, any such changes would result in Ryanair paying higher corporate taxes and would have an adverse impact on our cash flows, financial position and results of operations.

Risks Related to the Airline Industry

Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations. Between April 15 and April 20, 2010 and May 4 and May 17, 2010, a significant portion of the airspace over northern Europe was closed by authorities as a result of safety concerns presented by emissions of ash from an Icelandic volcano. This closure forced Ryanair to cancel 9,490 flights. In May 2011, there were further periodic closures of parts of the European airspace due to emissions of ash from another Icelandic volcano, which resulted in the cancellation of 96 flights.

Under the terms of Regulation (EC) No. 261/2004, described below, Ryanair has certain duties to passengers whose flights are cancelled. In particular, Ryanair is required to reimburse passengers who have had their flights cancelled for certain reasonable, documented expenses—primarily for accommodation and food. As of the date hereof, the Company is uncertain as to the number of claims it will receive or the amount it will have to reimburse passengers in respect of these claims, (as there is currently no time limitation on claims specified in the Regulation) but the Company expects that the amount will be significant. The Company estimates that the non-recoverable fixed costs associated with the cancellations, the repositioning costs for aircraft, and other costs associated with cancellations, as well as the aforementioned reimbursement claims for the initial 20 days of closure of European aerospace will amount to approximately €1.5 million per day, or approximately €29 million for such periods of closure. The Company has re-accommodated or refunded fares to approximately 1.5 million passengers due to flight cancellations.

Volcanic emissions may happen again and could lead to further significant flight cancellation costs which could have a material adverse impact on the Company’s financial condition and results of operations. Furthermore, volcanic emissions (whether from current or new sources) or similar atmospheric disturbances and resulting cancellations due to the closure of airports could also have a material adverse affect on the Company’s financial performance indirectly, as a consequence of changes in the public’s willingness to travel within Europe due to the risk of flight disruptions.

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions; A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, high unemployment rates, constrained credit markets and increased business operating costs lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary environment, combined with austerity measures by European governments, will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse impact on its financial results. Furthermore, demand for air travel could be impacted by emissions of volcanic ash, as noted above.

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (APD) of £12 per passenger. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007 and £11 in 2009 and subsequently to £12 in 2010. The increase in this tax is thought to have had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights (withdrawn with effect from July 1, 2009). On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers but subsequently reduced it to €3 on March 30, 2011.

Other governments also have introduced or may introduce similar taxes. See “Item 4. Information on the Company—Airport Operations—Airport Charges.” The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity. The introduction of further government taxes on travel across Europe, could have a material negative impact on Ryanair’s results of operations as a result of price-sensitive passengers being less likely to travel.

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

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004). This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to be paid to passengers in the event of cancelled flights. In November 2009, the Court of Justice of the EU in the Sturgeon case decided that provisions of the legislation in relation to compensation are not only applicable to flight cancellations but also to delays of over three hours. However, such provisions, by their terms, do not apply to any cancellation, or any delay over three hours, in circumstances in which the airline is able to prove that such cancellation or delay was caused by extraordinary circumstances, such as weather, air-traffic control delays, or safety issues. The Sturgeon case was referred to the Court of Justice of the European Union for a preliminary ruling from the High Court of Justice (England & Wales), Queen’s Bench Division (Administrative Court) on December 24, 2010. The case is still pending. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight. As Ryanair’s average flight length is less than 1,500 km—the upper limit for short-haul flights—the amount payable is generally €250 per passenger per occurrence. Passengers subject to long delays (in excess of two hours for short-haul flights) are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodations if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this legislation, if Ryanair experiences a large number of cancelled flights, which could occur as a result of certain types of events beyond its control. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.”

EU Regulation of Emissions Trading Could Increase Costs. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme (“ETS”) with effect from 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in order to cover the shortage that will arise in 2012 are not yet known. The Company will be in a position to forecast its carbon credit requirements in respect of 2012 with a greater degree of certainty once the European Commission has published certain figures permitting the calculation of the efficiency benchmark (expected in late 2011). The Company estimates the related cost will be in the region of €20 million in fiscal year 2012 but could increase significantly over the coming years. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

Introduction of New or Increases in Existing Aviation Taxes Could Increase Costs. A number of European states, including the United Kingdom, Ireland, Germany and Austria, currently impose taxes on air travel, often disguised as environmental taxes. Although the Netherlands reduced its aviation tax to zero in 2009 and Ireland announced in May 2011 that it would abolish its Air Travel Tax, due to government budgetary deficits these taxes may be reinstated in their previous or a new form. Further, other state governments or the European Union may introduce aviation taxation. Any such taxes would increase costs and could have a negative impact on demand for air travel. See also “—Environmental Regulation—Aviation Taxes” below.

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

In addition, reservations on Ryanair’s flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 (in which a car filled with explosives was driven into Glasgow’s airport) and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect passenger traffic. In the 2011 fiscal year, 16.2 million passengers were booked on Ryanair’s flights into and out of London, representing 22.5% of the total passengers booked on all of the Company’s flights in the fiscal year. Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company’s profitability or financial condition should the public’s willingness to travel to and from those markets decline as a result. See also “—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry” below.

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 39% of total operating expenses in the 2011 fiscal year, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

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

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company’s ability to operate by identifying those shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares.” The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals. As of June 30, 2011, EU nationals owned at least 52.7% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only once declared or paid dividends on its Ordinary Shares. The directors of the Company declared on June 1, 2010 that Ryanair Holdings intended to pay a special dividend of €500 million, and following shareholder approval at its annual general meeting on September 22, 2010 this special dividend was paid on October 1, 2010. The Company also indicated in the same announcement that it may pay a further dividend of up to €500 million before the end of fiscal year 2013, subject to, amongst other things, its continued profitability and the absence of further aircraft purchases or any other significant capital expenditures. The Company may ultimately determine not to pay any such dividend, or may fail to obtain shareholder approval (where required). The Company may pay other dividends from time to time, or it may not pay any dividends at all, as has been its general practice to date. No assurances can be given that the Company will, or will not, pay dividends. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Item 4.	Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates a low-fares, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, and Morocco. Incorporated in 1984, Ryanair Limited began to introduce a low-fares operating model under a new management team in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” At June 30, 2011, with its operating fleet of 272 Boeing 737-800 “next generation” aircraft, Ryanair Limited offered approximately 1,550 scheduled short-haul flights per day serving approximately 160 airports largely throughout Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €374.6 million in the 2011 fiscal year, as compared to a profit on ordinary activities after taxation of €305.3 million in the 2010 fiscal year. This increase was primarily attributable to an increase in revenues of approximately 22% from €2,988.1 million to €3,629.5 million, partially offset by an increase in fuel costs of approximately 37% from €893.9 million to €1,227.0 million. Ryanair generated an average booked passenger load factor of approximately 82.6% and average scheduled passenger revenues of €0.068 per ASM in the 2011 fiscal year. The Company has focused on maintaining low operating costs (€0.049 per ASM in the 2011 fiscal year).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect”—Ryanair’s history of stimulating significant annual passenger traffic growth on the new routes on which it has commenced service since 1991. For example, on the basis of the “U.K. Airports Annual Statement of Movements, Passengers and Cargo” published by the U.K. Civil Aviation Authority and statistics released by the International Civil Aviation Organization (the “ICAO”), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 3.5 million passengers in the 2010 calendar year. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each such route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair Limited, Corporate Head Office, Dublin Airport, County Dublin, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Howard Millar, Deputy Chief Executive and Chief Financial Officer (same address as above). The telephone number is +353-1-812-1212 and the facsimile number is +353-1-812-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

STRATEGY

Ryanair’s objective is to firmly establish itself as Europe’s biggest scheduled passenger airline, through continued improvements and expanded offerings of its low-fares service. In the highly challenging current operating environment, Ryanair seeks to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair’s long-term strategy are:

Low Fares. Ryanair’s low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travellers who might otherwise use alternative forms of transportation or choose not to travel at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See “—Route System, Scheduling and Fares—Low and Widely Available Fares” below.

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to the data available from the Association of European Airlines (“AEA”) and airlines’ own published statistics, Ryanair has achieved better punctuality, fewer lost bags, and fewer cancellations than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by primarily operating from un-congested airports. Ryanair conducts a daily conference call with Ryanair and airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. Customer satisfaction is also measured by regular online, mystery-passenger and by passenger surveys.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the 2011 fiscal year, Ryanair flew an average route length of 727 miles and an average flight duration of approximately 1.69 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays, more competitive airport access, and lower handling costs. Ryanair’s “on time” performance record (arrivals within 15 minutes of schedule) for the 2011 fiscal year was 85%. According to the last available comparative data published by the AEA (which relates to the 2008-2009 winter season), Ryanair’s “on time” performance record exceeded that of its principal competitors that make such data available, including: Air France (approximately 83%); British Airways (approximately 83%); Iberia (approximately 70%) and Lufthansa (approximately 85%). Aer Lingus and easyJet do not regularly publish punctuality statistics. Easyjet only recently published its statistics for the period January to March 2011, which highlighted that their “on time” performance (arrivals within 15 minutes of schedule) was 81%. Ryanair’s “on time” performance was 92% for the equivalent period. Faster turnaround times are a key element in Ryanair’s efforts to maximize aircraft utilization. Ryanair’s average scheduled turnaround time for the 2011 fiscal year was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair’s primary strategy for controlling aircraft acquisition costs is focused on operating a single aircraft type. Ryanair currently operates only “next generation” Boeing 737-800s. Ryanair’s continuous acquisition of new Boeing 737-800s has already and is expected to continue to increase the size of its fleet and thus increase its aircraft equipment and related costs (on an aggregate basis). However, the purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. However, as Ryanair’s existing delivery program expires in November 2012, the Company may have to consider other aircraft manufacturers for future deliveries for growth or fleet replacement purposes. See “—Aircraft” below for additional information on Ryanair’s fleet.

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

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 26-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of Part 145. Ryanair currently performs heavy airframe maintenance, but contracts with other parties who perform engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including British Airways, Finnair and Iberia. Ryanair assigns a Part 145-certified mechanic to oversee engine overhauls performed by other parties.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For hotel services, Ryanair has a contract with Booking.com, pursuant to which Booking.com handles all aspects of such services marketed through Ryanair’s website and pays a fee to Ryanair. Ryanair also has contracts with other accommodation providers that enable Ryanair to offer camping, hostel, bed-and-breakfast, guesthouse, villa and apartment accommodation to its customers. In addition Ryanair has a contract with the Hertz Corporation (“Hertz”), pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system. Ryanair also sells bus and rail tickets onboard its aircraft and through its website. For both the 2010 and 2011 fiscal years, ancillary services accounted for approximately 22% of Ryanair’s total operating revenues. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2011 Compared with Fiscal Year 2010—Ancillary Revenues” for additional information.

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

During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company thereafter increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the CFI upheld the Commission’s decision.

On December 1, 2008, Ryanair made a second offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees, who owned 18% of Aer Lingus, would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties, including the Irish Government. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. However, as the Company was unable to secure the shareholders’ support (to sell their stakes in Aer Lingus to Ryanair), the Company decided on January 28, 2009, to withdraw its offer for Aer Lingus. There has also been litigation regarding an effort by the United Kingdom’s Office of Fair Trading to investigate Ryanair’s minority stake in Aer Lingus. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.”

Responding to Current Challenges. In recent periods, and with increased effect in the 2009, 2010 and 2011 fiscal years, Ryanair’s low-cost, low-fares model has faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding (up to 80) aircraft during the winter season; (ii) disposing of aircraft (disposals totalled 17 in the 2009 fiscal year, three in the 2010 fiscal year and ten lease hand backs in the 2011 fiscal year); (iii) controlling labor and other costs, including through wage freezes in 2009 and 2010, selective redundancies and the introduction of Internet check-in; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “—The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs.”

In recent years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March inclusive). In the winter months of 2010-11, Ryanair grounded approximately 40 aircraft and the Company announced in May 2011 that it intends to ground up to 80 aircraft during the coming winter. As a result, while the Company still expects to grow passenger traffic during fiscal 2012 as a whole, it expects that its passenger volumes during the winter months of 2011-12 will be below those recorded during the winter months of 2010-11. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s potential to record both flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Ryanair Has Decided to Seasonally Ground Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of June 30, 2011, the Company offered approximately 1,550 scheduled short-haul flights per day serving approximately 160 airports largely throughout Europe, and flying approximately 1,300 routes. The following table lists Ryanair’s bases of operations:

Bases of Operations
Alghero	Dublin	Malta
Alicante	Dusseldorf (Weeze)	Manchester (b)
Barcelona (Girona)	Edinburgh	Milan (Bergamo)
Barcelona (El Prat)	Faro	Nottingham East Midlands
Barcelona (Reus) (a)	Frankfurt (Hahn)	Pescara
Bari	Glasgow (Prestwick)	Pisa
Bologna	Gran Canaria	Porto
Bournemouth	Kaunas	Oslo (Rygge)
Birmingham	Lanzarote	Rome (Ciampino)
Bremen	Leeds Bradford	Seville
Brindisi	Liverpool	Shannon
Bristol	London (Luton)	Stockholm (Skvasta)
Brussels (Charleroi)	London (Stansted)	Tenerife South
Cagliari	Madrid	Trapani
Cork	Malaga	Valencia

(a)	On June 29, 2011, Ryanair announced the closure of the Barcelona (Reus) base with effect from October 30, 2011.
(b)	On July 12, 2011, Ryanair announced it would open a new base at Manchester with effect from October 2011.

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

During the 2011 fiscal year, Ryanair announced 328 new routes across its network. See “Risk Factors—Risks Related to the Company—Ryanair Has Decided to Seasonally Ground Aircraft.”

Low and Widely Available Fares

Ryanair offers low fares, with prices generally varying on the basis of advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services. All tickets can be changed, subject to certain conditions, including fee payment and applicable upgrade charges. However, tickets are generally non-cancelable and non-refundable and must be paid for at the time of reservation.

Ryanair’s discounted fares are “capacity controlled” in that Ryanair allocates a specific number of seats on each flight to each fare category to accommodate projected demand for seats at each fare level leading up to flight time. Ryanair generally makes its lowest fares widely available by allocating a majority of its seat inventory to its lowest fare categories. Management believes that its unrestricted fares as well as its advance-purchase fares are attractive to both business and leisure travellers.

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

In 2008, Ryanair upgraded its reservation system in order to facilitate the continued expansion of the airline. The prior reservation system had been approaching its capacity in terms of the total number of passenger transactions processed each year. The upgraded system is much more scalable and will be able to cope with the planned growth of Ryanair. In addition, the new system also gives the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development. Under the agreement with the system-provider, Navitaire, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in and priority boarding service. Since October 2009, Ryanair has required Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Aircraft

As of June 30, 2011, Ryanair’s operating fleet was composed of 272 Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 272 Boeing 737-800s at March 31, 2011. The Company expects to have an operating fleet comprising 294 Boeing 737-800s at March 31, 2012.

Between March 1999 and March, 2011, Ryanair took delivery of 308 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing (and disposed of 36 such aircraft including 10 lease handbacks). The new Boeing 737-800s share certain basic characteristics with Ryanair’s prior fleet of Boeing 737-200A aircraft, all of which were retired by December 2005. However, the new aircraft are larger (seating up to 189 passengers, as compared to 130 in the Boeing 737-200As), capable of longer flights without refueling, and incorporate more advanced aviation technology. The Boeing 737-800s also comply with Chapter 3 noise reduction requirements established by the ICAO, which took effect in the EU in 2002.

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

On December 18, 2009, the Company announced that it was unable to conclude negotiations with Boeing in respect of a new agreement for the purchase of 100 new Boeing 737-800 series aircraft (with an option to purchase an additional 100) for delivery during the period 2013 to 2015. Although the Company had reached agreement with Boeing in relation to the aircraft price and delivery dates it was unable to conclude negotiations regarding other terms and conditions. The Company has not entered into any agreement to purchase additional aircraft. However, on June 22, 2011, the Company signed a Memorandum of Understanding with COMAC, a Chinese aircraft manufacturer, to co-operate and work together in relation to the development of a 174-200 seat commercial aircraft.

Ryanair expects to take delivery of an additional 40 aircraft under its contracts with Boeing over the period from June 30, 2011 to March 31, 2013. These deliveries will increase the size of Ryanair’s fleet to 299 by March 2013 (assuming that the planned disposal or return (under the terms of an operating lease) of 13 such aircraft is completed on schedule). As of June 30, 2011, Ryanair had either sold to third parties or returned to the relevant lessor 36 Boeing 737-800 aircraft. Depending on market conditions and various other considerations, Ryanair expects to either dispose of 13 more aircraft or return such aircraft to the relevant lessor during the period through March 31, 2014. (The foregoing takes into account an aircraft involved in a bird strike at Rome (Ciampino) airport in November 2008, which has been retained but not repaired and is thus listed as a disposal in the table on page 51, bringing the total number of past and future disposals and/or returns to 49).

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which Ryanair currently leases 51 of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next two years. Management also believes that the significant size of its orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries, and a standard configuration for all of the aircraft it purchased.

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-800s being the most recent. Management believes that spare parts and cockpit crews qualified to fly these aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft. Management believes that its strategy, to date, of having reduced its fleet to one aircraft type enables Ryanair to limit the costs associated with personnel training, the purchase and storage of spare parts, and maintenance. Furthermore this strategy affords Ryanair greater flexibility in the scheduling of crews and equipment. The Boeing 737-800s are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. On July 20, 2011, Boeing announced that it was seeking approval from its Board of Directors to manufacture a variant of the 737 with new, more fuel-efficient engines. This new variant could impact the Company in so far as the residual value of its aircraft could be reduced if this new variant is produced.

At March 31, 2011, the average aircraft age of the Company’s Boeing 737-800 fleet was just over 3 years.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2011 Compared with Fiscal Year 2010—Ancillary Revenues” for additional information.

As part of its non-flight scheduled and Internet-related services Ryanair incentivizes ground service providers at many of the airports it serves to levy correct excess baggage charges for any baggage that exceeds Ryanair’s published baggage allowances and to collect these charges in accordance with Ryanair’s standard terms and conditions. Excess baggage charges are recorded as non-flight scheduled revenue.

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

In April 2009, Ryanair signed a contract with Webloyalty International Ltd, which offers Ryanair’s customers who have a UK, German or French billing address a retail discount and cash-back program. In February 2009, Ryanair introduced Google Adsense to its search results pages in order to monetize the traffic levels that those pages generate. In March 2009, Ryanair expanded further into the area of third-party Internet advertising with the introduction of third-party display advertising on the homepages on its website.

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

Ryanair has recently rolled out handheld Electronic Point of Sale (“EPOS”) devices across its route network. These EPOS devices replace the existing manual and paper based systems on board the aircraft. The EPOS device enables cabin crew to sell and record their on-board sales transactions more efficiently and generate vastly improved management sales reporting. The device also issues bus and rail tickets and tickets for tourist attractions and will replace the existing manual ticket systems.

Ryanair is currently, on a trial basis, offering reserved seating in twenty-one extra legroom seats on each aircraft for a fee on certain routes. If the trial is successful the Company may extend the reserved seating offering to more of its route network.

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

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight, daily, and transit checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick) and Bremen facilities. Ryanair expects to commence A-checks at its facility in Frankfurt (Hahn) from September 2011. Since December 2003, Ryanair has operated a two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it carries out both A-checks and C-checks on the fleet of Boeing 737-800 aircraft. The facility performs two C-checks per week, enabling Ryanair to perform most of the heavy maintenance that is currently required on its Boeing 737-800 fleet in-house. Ryanair has recently completed the construction of a new three-bay maintenance hangar at Glasgow (Prestwick) airport which can perform up to an additional three C checks per week.

Ryanair opened a five-bay hangar and stores facility at its London (Stansted) airport base in October 2008 to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates two flight simulator devices with space and provisions for two more, together with a cabin crew trainer and associated training rooms. Ryanair has just completed the building of a separate training facility adjacent to the hangar to accommodate a full size 737NG training aircraft to allow for cabin crew and engineering training. Ryanair carries out checks and line maintenance in its single-bay aircraft hangar facility in Bremen. Ryanair has recently entered into a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport to occupy a two-bay hangar and stores facility that also incorporates a two-bay simulator-training center. This facility was completed in January 2011 and will allow Ryanair to carry out additional line maintenance including A checks.

Maintenance and repair services that may become necessary while an aircraft is located at some of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by Ryanair’s approved engineers or, in the case of Brussels (Charleroi), Stockholm (Skvasta), Rome (Ciampino), Frankfurt (Hahn), Milan (Bergamo), Barcelona (Girona), Madrid, Alicante, Dusseldorf (Weeze), Kaunas, Bristol, Brindisi, Bari, Bremen, Kaunas, Pescara, Trapini, Bologna and Cagliari, by local Part 145-approved companies.

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

Ryanair opened a new three-bay maintenance hangar at Glasgow (Prestwick) airport in winter 2010 to accommodate the additional maintenance requirements arising from its expanding and aging fleet.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services pursuant to a 10-year agreement with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7 series engines fitted to the first 155 of Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or are scheduled to be delivered as well as any option aircraft delivered pursuant to the Company’s current contracts with Boeing over the period through November 2012. Due to the fact that engines on recently delivered aircraft will not require a scheduled engine overhaul prior to the expiry of the current contract with GE, Ryanair has decided at this time not to take up its option to have engines delivered with aircraft after October 2010 covered by this contract. General Electric Engine Services mainly uses its Part 145-approved repair facility in Cardiff, Wales for this work, but also uses the KLM Part 145-approved facility in Amsterdam, and occasionally its Part 145-approved facility in Celma, Brazil. By contracting with experienced Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

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

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 26-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal confidential reporting system for safety issues. The Company’s Board of Directors also has an air safety committee to review and discuss air safety and related issues. Michael Horgan, a Company director, is the chairman of this committee and reports to the Board of Directors.

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

All of the Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

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

Ryanair has installed an Operational Flight Data Monitoring (OFDM) system on each of its Boeing 737-800 aircraft, which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management is able to identify undesirable trends and potential areas of risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

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

During 2009, Ryanair introduced Internet check-in for all passengers and also introduced kiosks at certain airports for the provision of other payment services. The Company has these kiosks in operation at Dublin, London (Stansted), London (Gatwick), Frankfurt (Hahn), and many of its other bases. The introduction of Internet check-in and kiosks combined with the reduction in the number of bags carried by passengers, are expected to enable Ryanair to achieve further reductions in airport handling costs.

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

With respect to Ryanair’s bases in Ireland, the DAA has recently completed a second terminal (“Terminal 2”) at Dublin Airport. When this was first announced, the DAA estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €600 million. Subsequently, the cost of the new infrastructure rose to some €1.2 billion. Ryanair opposed this expansion at what it believed to be an excessive cost.

The CAR is responsible for regulating charges at Dublin Airport. In late September 2005, the CAR approved an increase in airport charges of more than 22% (effective January 1, 2006). On March 30, 2006, following an appeal by the DAA, charges at Dublin Airport were increased by an additional 3%. On September 5, 2006, the CAR announced the launch of a public consultation to review and obtain feedback on the levels of airport charges at Dublin Airport. In September 2007, the CAR announced its decision not to change the cap on airport charges but appeared to allow approximately €1.2 billion of additional planned capital expenditures (including approximately €800 million for the new terminal) to be counted towards the regulated asset base, enabling the DAA to substantially increase charges from 2010 onwards. Ryanair challenged this decision in the Irish High Court but was unsuccessful. The High Court did, however, confirm that the CAR’s decision was a “determination” within the meaning of the Aviation Regulation Act 2001 and that Ryanair was therefore entitled to appeal this decision to an independent Appeal Panel established by the Minister for Transport.

In December 2008, the Appeal Panel issued its decision in which it criticized the CAR for its “passive approach” to regulating the DAA monopoly and found that the new terminal (Terminal 2) was “considerably oversized” and that DAA should have to bear the full risk for that over-sizing. Despite the Appeals Panel’s findings, the CAR has refused to reduce airport charges.

In December 2009, the CAR issued its decision on charges at Dublin Airport for 2010-2014 and as a result, airport fees per departing passenger increased by 27% in May 2010, from €13.61 to €17.23, and increased by a further 8.0% in April 2011 to €18.64 following the opening of Terminal 2 in November 2010. However, the Appeal Panel, following a request from Ryanair, ruled on June 2, 2010, that the CAR should require the DAA to introduce differential pricing for the use of the existing Terminal 1 and the new Terminal 2. In July 2010, under pressure from the DAA and Aer Lingus (the main user of Terminal 2), the CAR decided not to follow the Appeal Panel’s ruling and not to mandate the introduction of differential charging at Dublin Airport.

As a result of rising airport charges and the introduction of an Air Travel Tax of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes). Ryanair reduced its fleet at Dublin airport to 13 during Winter 2010 (down from 22 in Summer 2008 and 20 in Winter 2008). The introduction of the aforementioned €10 tax has likely had a negative impact on the number of passengers traveling to and from Ireland. The DAA has reported that passenger volumes fell by 13% in 2009, 13% in 2010 and by a further 7% in the period January 1, 2011 to March 31, 2011, in each case compared to the prior-year numbers. Ryanair believes that this is partly reflective of the negative impact of the tax on Irish travel. Ryanair has called for the elimination of the tax to stimulate tourism during the recession. The Company has cited the example of the Dutch government, which withdrew its travel tax with effect from July 1, 2009. The Dutch travel tax had ranged from €11 for short-haul flights to €45 for long-haul flights and had resulted in a significant decline in passenger volumes at Schiphol Airport, Holland’s main airport, according to data published by the airport. Ryanair also complained to the European Commission about the unlawful differentiation in the level of the tax between routes within the EU. From April 2011 a single rate (€3) of the Air Travel Tax has been introduced on all routes. In May 2011 the Irish Government announced that it would abolish the Air Travel Tax, although no details were provided as to when this decision will be implemented. No assurance can be given that the tax will be abolished or indeed that a higher rate of tax will not be applied in the future, which could have a negative impact on demand for air travel. In June 2011, Ryanair proposed to the Irish Government that it would deliver an incremental 5 million passengers per annum over a five-year period in return for reduced airport charges and the abolishment of the €3 air travel tax. As of July 22, 2011, the Company has not yet received a response to this proposal.

Both the Belgian and Greek governments planned to introduce similar taxes; however, they have now cancelled plans to introduce these taxes. The German government introduced an €8 passenger tax on January 1, 2011 for all departing domestic or short-haul passengers and a passenger tax of €25 for all departing passengers on flights bound for southern Europe and northern Africa. In addition, the Austrian government introduced an APD tax of €8 effective April 1, 2011.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the U.K. Office of Fair Trading (“OFT”) and the U.K. Competition Commission (“Competition Commission”), calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, whose preliminary findings were released in April 2008. The Competition Commission found that the common ownership by BAA of the three main airports in London affects competition and that a “light touch” approach to regulating BAA by the Civil Aviation Authority was adversely impacting competition. The Competition Commission subsequently in March 2009, ordered the break-up of BAA, a reorganization that will require the sale of both London (Gatwick) and London (Stansted) airports and either Glasgow or Edinburgh Airport in Scotland. In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In February 2010, this decision by the Competition Commission was quashed by the Competition Appeal Tribunal on the basis of an alleged appearance of bias on the part of one of the six members of the Competition Commission panel. However, in October 2010, following appeals from the Competition Commission and Ryanair, the Court of Appeal overturned the Competition Appeals tribunal ruling and reinstated the Competition Commission’s March 2009 decision to order the break-up of the BAA airport monopoly. In February 2011 BAA’s request for permission to appeal the Court of Appeal ruling was refused by the Supreme Court, putting an end to this appeal process. The Competition Commission meanwhile initiated a consultation on the appropriateness of the March 2009 remedies given the passage of time. In July 2011 the Competition Commission confirmed its March 2011 provisional decision on “possible material changes of circumstances.” It found that no material changes of circumstances (that would necessitate a change in the remedies package) have occurred since the March 2009 decision requiring the BAA to sell Gatwick, Stansted and one of Glasgow or Edinburgh airports, and that consequently the BAA should proceed to dispose of Stansted and one of the Scottish airports. The Competition Commission also ordered that the sale of Stansted take priority and proceed before the sale of one of the Scottish airports. The BAA announced that it would explore ways of appealing this decision possibly by judicial review. However, it is unclear whether any such appeal would suspend the implementation of the Competition Commission decision. Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. Following the final decision of the U.K. Competition Commission forcing BAA to sell London (Stansted), it is highly unlikely that BAA’s planned £4 billion program will proceed, and Ryanair intends to work with the new owners to develop appropriate low-cost facilities. The recently elected Liberal/Conservative U.K. government has also outlined that it will not approve the building of any more runways in the southeast of England.

Ryanair announced on July 21, 2009 that, as a result of the U.K. government’s then £10 APD tourist tax (as well as the then scheduled increase in APD from £10 to £11, which occurred in November 2009) and the high costs of operating at its London (Stansted) base, it would implement a 40% reduction in capacity at such base between October 2009 and March 2010. In particular, the Company announced its intention to reduce its London

(Stansted)-based aircraft from the then current 40 to 24 during the aforementioned period, and also reduce by 30% the number of weekly Ryanair flights to and from the airport. The Company announced at that time that it expected these cuts to result in 2.5 million fewer passenger trips during the period. In addition, on June 29, 2010, due to the continuance of the U.K. government’s £11 APD tourist tax and high charges at London (Stansted) airport, the Company announced that capacity at London (Stansted) airport would be reduced from winter 2010 by 17% and the number of aircraft based at London (Stansted) would be reduced to 22. Ryanair also noted that, as a result of other capacity reductions at its U.K. bases except for the bases at Edinburgh and Leeds Bradford, its total U.K. capacity fell by 16% in the period from November 1, 2010 to March 31, 2011. The U.K. government also increased APD from £11 to £12 in November 2010. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase.” See also “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings” for information regarding legal proceedings in which Ryanair’s economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel accounted for approximately 39% and 34% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2011 and 2010, respectively (in each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 1% of total fuel costs in each of the fiscal years ended March 31, 2011 and 2010). Jet fuel costs experienced substantial variance in the fiscal years ended March 31, 2011 and 2010. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar, which has been depressed (in historical terms) in recent years, rises against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of crude oil. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. As of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2012 at prices equivalent to approximately $820 per metric ton. In addition, as of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 20% of its estimated requirements for the first quarter of the fiscal year ending March 31, 2013 at prices equivalent to approximately $1,035 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that quarter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2011 Compared with Fiscal Year 2010—Fuel and Oil.”

The following table details Ryanair’s fuel consumption and costs for scheduled operations (i.e. it excludes costs related to de-icing) after giving effect to the Company’s fuel hedging activities for fiscal years ended March 31, 2011, 2010 and 2009. The excluded de-icing costs amounted to €10.9 million, €11.6 million, and €9.7 million, respectively, for the fiscal years ended March 31, 2011, 2010 and 2009. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company’s route network and number of sectors flown have increased.

	Fiscal Year ended March 31,
	2011	2010	2009
Scheduled fuel consumption (millions of U.S. gallons)	692.2	582.5	530.5
Available seat miles (ASM) (millions)	63,358.3	53,469.6	47,102.5
Scheduled fuel consumption (U.S. gallons) per ASM	0.011	0.011	0.011
Total scheduled fuel costs(a) (€ millions)	1,215.8	882.3	1,247.3
Cost per U.S. gallon	€1.756	€1.515	€2.351
Total scheduled fuel costs as a percentage of total operating costs	39.1%	34.1%	43.8%

(a)	Omits de-icing costs.

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors and officers liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described on page 12, which resulted from volcanic ash in the northern European airspace during April and May 2010.

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

During the 2006 fiscal year, Ryanair established Aviation Insurance (IOM) Limited (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $15.75 million. In addition to aviation insurance, AIL has underwritten most of the single trip travel insurance policies sold on Ryanair.com since February 1, 2011.

Council Regulation (EC) No. 2027/97, as amended by Council Regulation (EC) No. 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. Ryanair has extended its liability insurance to meet the appropriate requirements of the legislation. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—The Company Faces the Risk of Loss and Liability” for information on the Company’s risks of loss and liability.

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	1,116	1,395	Leasehold	Corporate Headquarters
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Dublin Airport Business Park	955	749	Leasehold	Administration Offices
Phoenix House, Conyngham Road, Dublin	2,566	3,899	Freehold	Administration Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center and Administrative Offices
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Stansted Airport	375	375	Leasehold	Training Centre
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Skvasta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	10,052	10,052	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Kaunas Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance
Rygge Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance

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

GOVERNMENT REGULATION

Liberalization of the EU Air Transportation Market

Ryanair began its flight operations in 1985, during a decade in which the governments of Ireland and the U.K. liberalized the bilateral arrangements for the operation of air services between the two countries. In 1992, the Council of Ministers of the EU adopted a package of measures intended to liberalize the internal market for air transportation in the EU. The liberalization included measures that allow EU air carriers substantial freedom to set air fares, provided EU air carriers greatly enhanced access to routes within the EU, and also introduced a licensing procedure for EU air carriers. Beginning in April 1997, EU air carriers have generally been able to provide passenger services on domestic routes within any EU member state outside their home country of operations without restriction. See also “—Industry Overview—European Airline Market.”

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

Ryanair’s current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the Irish Aviation Authority (the IAA), which reviews the department’s audits, including flight audits, training audits, document audits, and quality audits. Ryanair’s current Air Operator Certificate No IE 7/94 was issued on January 26, 2011.

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

In July 1999, the IAA awarded Ryanair an air operator’s certificate, which is subject to routine audit and review, in recognition of Ryanair’s satisfaction of the relevant EU requirements for the operation of commercial air transport (“EU OPS 1”). The requirements of EU OPS 1 have been incorporated into European law as prescribed in Regulation (EEC) 3922/91 and were applied in full on July 16, 2008. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 3 Revision 7, was approved by the IAA on April 1, 2011.

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

On September 6, 2005, the European Commission announced new guidelines on the financing of both airports and start-up aid to airlines by certain regional airports based on its finding in the Charleroi case, a decision that the CFI has since annulled. The guidelines only apply to publicly owned regional airports, and place restrictions on the incentives that these airports can offer airlines to deliver traffic. Ryanair believes that the CFI’s annulment of the Charleroi decision severely undermines these guidelines. In April 2011, the European Commission launched a consultation on the revision of the 2005 guidelines. However, no assurance can be given that the revised guidelines will better reflect the commercial reality of the liberalized air transport market and consequently allow public airports to offer similar incentives to those offered by private airports.

The European Union also adopted legislation on airport charges (EU Directive 2009/12), which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all

European airports with over five million passengers per year. Management believes that this will likely increase the administrative burdens on smaller airports and may lead to higher airport charges, while the scope that exists within this Directive to address abuses of their dominant positions by Europe’s larger airports is very limited. See “Item 7. Major Shareholders and Related-Party Transactions—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings.”

The European Union also passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair currently includes this information in its advertised fares in all markets where it operates. However, certain regulatory authorities have alleged that some fees applied by airlines, including Ryanair, on an avoidable basis are in fact mandatory. If Ryanair is ultimately unsuccessful in defending its position, it may be required to include such optional fees in its advertised fares.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, seven of the nine directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair’s engineering facilities at Dublin Airport, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skvasta), Oslo (Rygge) and Kaunas. However, at all times Ryanair’s storage and handling of these substances complies with the relevant regulatory requirements. At Ryanair’s Glasgow (Prestwick) and London (Stansted) maintenance facilities, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. At all other facilities Ryanair adheres to all local and EU regulations.

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in “next generation” aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. According to the latest Air Travel Carbon and Energy Efficiency Report published by Brighter Planet, Ryanair is the industry leader in terms of environmental efficiency, and the Company is constantly working towards improving its performance.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of just over three years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. See “—Aircraft” above for details on Ryanair’s fleet plan.

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

Emissions Trading. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in order to cover the shortage that will arise in 2012 are not yet known. The Company will be in a position to forecast its carbon credit requirements in respect of 2012 with a greater degree of certainty once the European Commission has published certain figures permitting the calculation of the efficiency benchmark (expected in late 2011). Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of any aviation taxes, including any environmental taxes, fuel taxes or emissions levies. Ryanair has and continues to offer the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general. There is in particular no justification for any environmental taxes on aviation following the introduction of the Emissions Trading Scheme for airlines.

As a company, Ryanair believes in free market competition and that the imposition of any of the above measures would favor the less efficient flag carriers—which generally have smaller and older aircraft, lower load factors, and a much higher fuel burn per passenger, and which operate primarily into congested airports—and reduce competition. Furthermore, the introduction of a tax at a European level only would distort competition between airlines operating solely within Europe and those operating also outside of Europe. We believe that the introduction of such a tax would also be incompatible with international law. See “Item 3. Key Information—Risk Factors—Introduction of New or Increases in Existing Aviation Taxes Could Increase Costs.”

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than five million passenger per annum, and all capital city airports irrespective of their passenger throughput, when setting airport charges and provides for an appeals procedure for airlines in the event they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure will be effective or that it will constrain those airports that are currently abusing their dominant position. This legislation may in fact lead to higher airport charges, depending on how its provisions are implemented and applied by EU member states and subsequently by the courts. The directive was to be transposed into national legislation throughout the EU by March 2011 but some member states have not yet transposed the directive.

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

From 1997 through June 30, 2011, Ryanair launched service on more than 1,300 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established 44 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from 4.9 million in the 1999 fiscal year to approximately 72.1 million in the 2011 fiscal year. Ryanair had 272 Boeing 737-800 aircraft as of June 30, 2011, and now serves approximately 160 airports with a team of over 8,500 people.

Ryanair expects to have 294 aircraft in its operating fleet by March 31, 2012. During the period through March 2013, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of planned retirements and lease terminations, are expected to increase the size of the Company’s fleet to 299 aircraft. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 72.1 million passengers in the 2011 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased approximately 19% from 44,841.1 million in the 2010 fiscal year to 53,256.9 million in the 2011 fiscal year due primarily to an increase of approximately 19% in scheduled available seat miles (“ASMs”) from 53,469.6 million in the 2010 fiscal year to 63,358.3 million in the 2011 fiscal year. Scheduled passenger revenues increased approximately 22% from €2,324.5 million in the 2010 fiscal year to €2,827.9 million in the 2011 fiscal year. Average yield per RPM was €0.052 in the 2010 fiscal year and €0.053 in the 2011 fiscal year. The slight increase in average yield per RPM in the 2011 fiscal year was principally attributable to a combination of longer sector length and a better selection of new routes and bases.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 73% in the 2010 fiscal year and 72% in the 2011 fiscal year. Cost per ASM was €0.047 in the 2010 fiscal year and €0.049 in the 2011 fiscal year, with the increase primarily reflecting the higher fuel cost per ASM of €0.019 in the 2011 fiscal year, as compared to €0.017 in the 2010 fiscal year, as well as an increase of approximately 19% in ASMs in the 2011 fiscal year. Ryanair recorded operating profits of €402.1 million in the 2010 fiscal year and €488.2 million in the 2011 fiscal year. The Company recorded a profit after taxation of €305.3 million in the 2010 fiscal year and profit after taxation of €374.6 million in the 2011 fiscal year. Ryanair recorded seat capacity growth of approximately 8% in the 2011 fiscal year, compared to approximately 12% in the 2010 fiscal year, and expects capacity to increase by approximately 5% in the 2012 fiscal year. See “Item 3. Key Information—Risk Factors—Ryanair Has Decided to Seasonally Ground Aircraft.”

Investment in Aer Lingus

The Company owns 29.8% of Aer Lingus, which it acquired in fiscal years 2007, 2008 and 2009 at a total cost of €407.2 million. Following the approval of its shareholders, management proposed in the 2007 fiscal year to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds in June 2007. Ryanair’s management viewed the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believed that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa, Air France/KLM and British Airways/Iberia (now “International Airlines Group”). During the EU competition review, the Company made a commitment that if the acquisition was approved, Ryanair would eliminate Aer Lingus’ fuel surcharges and reduce its fares, which would have resulted in Aer Lingus passengers saving approximately €100 million per year. The Company was thus surprised and disappointed by the European Commission’s decision to prohibit this offer. This decision was the first adverse decision taken in respect of any EU airline merger and the first-ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the CFI upheld the Commission’s decision.

In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. Aer Lingus appealed this decision before the CFI. This case was heard in July 2009 and on July 6, 2010 the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. However, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees, who owned 18% of Aer Lingus, would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties, including members of the Irish Government. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 for Aer Lingus shares on November 28, 2008. As the Company was unable to secure the shareholders’ support, it decided on January 28, 2009 to withdraw its new offer for Aer Lingus.

The United Kingdom’s Office of Fair Trading (“OFT”) wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT’s investigation is time-barred. Ryanair maintains that the OFT had the opportunity, which it missed, to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is within time. Ryanair is currently awaiting the judgment of the Competition Appeal Tribunal. If the OFT investigation proceeds, it may result in a referral to the Competition Commission. The Competition Commission could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

The balance sheet value of €114.0 million reflects the market value of the Company’s stake in Aer Lingus as at March 31, 2011, as compared to a value of €116.2 million as of March 31, 2010. In accordance with the company’s accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over Aer Lingus. During the 2008 fiscal year, Ryanair recognized an impairment charge of €91.6 million on its Aer Lingus shareholding reflecting the fall in Aer Lingus’ share price from the date of purchase to March 31, 2008. Ryanair recorded a further impairment of €222.5 million in the 2009 fiscal year reflecting a fall in the Aer Lingus share price from €2.00 at March 31, 2008 to €0.59 at March 31, 2009. Ryanair recorded an impairment of €13.5 million in the 2010 fiscal year reflecting a fall in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009. The subsequent increase in the Aer Lingus share price from €0.50 at June 30, 2009 to €0.73 at March 31, 2010 resulted in a gain of €36.5 million, which was recognized through other comprehensive income. The subsequent decrease in the Aer Lingus share price from €0.73 at March 31, 2010 to €0.72 at March 31, 2011 resulted in a loss of €2.2 million, which was recognized through other comprehensive income. All impairment losses are required to be recognized in the income statement and may not be subsequently reversed, while gains are recognized through other comprehensive income.

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

(iv)	Aer Lingus and its significant shareholder (the Irish government: 25.1%) have openly opposed Ryanair’s investment or participation in the company.

(v)

On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007).

(vi)

On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair’s request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus’ annual general meeting; and

(vii)

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

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, competition and the public’s perception regarding the safety of low-fares airlines; the value of its equity stake in Aer Lingus; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by volcanic ash emissions or other atmospheric disruptions; and the rates of income and corporate taxes paid. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. See “Item 3. Key Information—Risk Factors—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”

RECENT OPERATING RESULTS

The Company’s profit after tax for the quarter ended June 30, 2011 (the first quarter of the Company’s 2012 fiscal year) was €139.3 million, as compared to €93.7 million for the corresponding period of the previous year. The Company recorded an increase in operating profit, from €121.1 million in the first quarter of the 2011 fiscal year to €169.9 million in the recently completed quarter. Total operating revenues increased from €896.8 million in the first quarter of 2011 to €1,155.4 million in the first quarter of 2012. The increase in operating profit was primarily due to an 11% increase in average fares and stronger ancillary revenues offset by higher fuel costs. Operating expenses increased from €775.7 million in the first quarter of 2011 to €985.5 million in the first quarter of 2012, due primarily to a 49% increase in fuel costs and an increase in other operating costs associated with a higher level of activity in line with the growth of the airline. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €3,213.8 million at June 30, 2011 as compared with €3,072.8 million at June 30, 2010.

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

Long-lived Assets

As of March 31, 2011, Ryanair had €4.9 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods. Aircraft are depreciated over a useful life of 23 years from the date of manufacture to residual value.

During the fiscal year ended March 31, 2009, accelerated depreciation of €51.6 million arose in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year. In particular, this charge arose due to an adverse change in the exchange rate between the U.S. dollar and the euro between the accounting periods in which the aircraft were purchased and March 31, 2009. There was no such accelerated depreciation recognized in the 2010 or 2011 fiscal years.

Heavy Maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

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

Both of these elements of accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provisions to be recorded and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on its own and industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilization of the aircraft, changes to government regulations and increases or decreases in estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts its assumptions, which generally impact maintenance and depreciation expense in the income statement on a prospective basis.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2011	2010	2009
Total revenues	100%	100%	100%
Scheduled revenues	77.9	77.8	79.7
Ancillary revenues	22.1	22.2	20.3
Total operating expenses	86.5	86.5	96.9
Staff costs	10.4	11.2	10.5
Depreciation	7.7	7.9	8.7
Fuel and oil	33.8	29.9	42.7
Maintenance, materials and repairs	2.6	2.9	2.3
Aircraft rentals	2.7	3.2	2.7
Route charges	11.3	11.3	9.8
Airport and handling charges	13.5	15.4	15.1
Marketing, distribution and other	4.6	4.8	5.1

Operating profit	13.4	13.5	3.1
Net interest income (expense)	(1.8)	(1.6)	(1.9)
Other income (expenses)	—	(0.5)	(7.4)

Profit/(loss) before taxation	11.6	11.4	(6.2)
Taxation	(1.3)	(1.2)	0.4

Profit/(loss) after taxation	10.3	10.2	(5.8)

FISCAL YEAR 2011 COMPARED WITH FISCAL YEAR 2010

Profit/(loss) after taxation. Ryanair recorded a profit on ordinary activities after taxation of €374.6 million in the 2011 fiscal year, as compared with a profit of €305.3 million in the 2010 fiscal year. This profit was primarily attributable to an increase in revenues driven by a 12.3% increase in average fares and a 20.8% increase in ancillary revenues, partially offset by a 37.3% increase in fuel and oil costs from €893.9 million to €1,227.0 million.

Scheduled revenues. Ryanair’s scheduled passenger revenues increased 21.6%, from €2,324.5 million in the 2010 fiscal year, to €2,827.9 million in the 2011 fiscal year, primarily reflecting an increase of 12.3% in average fares. The number of passengers booked increased 8.4%, from 66.5 million to 72.1 million, reflecting increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at Barcelona (El Prat), Gran Canaria, Kaunas, Lanzarote, Malta, Seville, Tenerife and Valencia in the 2011 fiscal year. There was a one-percentage-point increase in booked passenger load factors from 82% in the 2010 fiscal year to 83% in the 2011 fiscal year.

Passenger capacity (as measured in ASMs) during the 2011 fiscal year increased by 18.5% due to the addition of 40 Boeing 737-800 aircraft (net of disposals), as well as a 7.8% increase in sectors flown and a 9.9% increase in the average length of passenger haul. Scheduled passenger revenues accounted for 77.9% of Ryanair’s total revenues for the 2011 fiscal year, compared with 77.8% of total revenues in the 2010 fiscal year.

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 20.8%, from €663.6 million in the 2010 fiscal year to €801.6 million in the 2011 fiscal year, while ancillary revenues per booked passenger increased to €11.12 from €9.98. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodations, travel insurance and car rental increased 16.3% to €574.2 million from €493.5 million in the 2010 fiscal year. Revenues from in-flight sales increased 16.4%, to €100.7 million from €86.5 million in the 2010 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 51.5%, from €83.6 million in the 2010 fiscal year to €126.7 million in the 2011 fiscal year. The rate of increase in revenues from all ancillary revenue categories exceeded the increase in overall passengers booked.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2011		2010
	(in millions of euro, except percentage data)
Non-flight Scheduled	€574.2	71.6%	€493.5	74.4%
In-flight Sales	€100.7	12.6%	€86.5	13.0%
Internet-related	€126.7	15.8%	€83.6	12.6%

Total	€801.6	100.0%	€663.6	100.0%

Operating expenses. As a percentage of total revenues, Ryanair’s operating expenses remained unchanged at 86.5% in the 2011 fiscal year as compared to the 2010 fiscal year, as the impact of the increase in total revenues was offset by a corresponding increase in operating expenses. In absolute terms, total operating expenses increased 21.5%, from €2,586.0 million in the 2010 fiscal year to €3,141.30 million in the 2011 fiscal year, principally as a result of a 37.3% increase in fuel costs from €893.9 million in the 2010 fiscal year to €1,227.0 million in the 2011 fiscal year. Staff costs, depreciation and amortization maintenance expenses, aircraft rental expenses, route charges, airport handling charges and marketing, distribution and other costs decreased as a percentage of total revenues, while fuel and oil increased. Total operating expenses per ASM increased by 2.5%, with the increase reflecting, principally the increase in passenger capacity (as measured in ASMs) during the 2011 fiscal year and the impact of the higher fuel costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair’s operating expenses (on a per-ASM basis) for the fiscal years ended March 31, 2011 and March 31, 2010 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	% Change
Staff costs	0.59	0.63	(5.1)%
Depreciation	0.44	0.44	(0.4)%
Fuel and oil	1.94	1.67	16.0%
Maintenance, materials and repairs	0.15	0.16	(7.3)%
Aircraft rentals	0.15	0.18	(14.8)%
Route charges	0.65	0.63	2.9%
Airport and handling charges	0.78	0.86	(9.7)%
Marketing, distribution and other	0.26	0.27	(2.4)%

Total operating expenses	4.96	4.84	2.5%

Staff costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, decreased 5.1% on a per-ASM basis, while in absolute terms, these costs increased 12.3%, from €335.0 million in the 2010 fiscal year to €376.1 million in the 2011 fiscal year. The increase in absolute terms was primarily attributable to a 14.7% increase in average headcount to 8,069, which was partially offset by the impact of a Company-wide pay freeze then in effect, the higher proportion of contract crew operating during the year, and the rise, during the year, in the proportion of cabin crew members who earn below-average salaries. Employee numbers rose due to the growth of the business.

Depreciation and amortization. Ryanair’s depreciation and amortization per ASM decreased by 0.4%, while in absolute terms these costs increased 18.0% from €235.4 million in the 2010 fiscal year, to €277.7 million in the 2011 fiscal year. The increase was primarily attributable to the addition of 44 owned aircraft (net of disposals) to the fleet during the 2011 fiscal year. See “—Critical Accounting Policies—Long-lived Assets” above.

Fuel and oil. Ryanair’s fuel and oil costs per ASM increased by 16.0%, while in absolute terms, these costs increased by 37.3% from €893.9 million in the 2010 fiscal year to €1,227.0 million in the 2011 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 37.3% increase reflected a 15.8% increase in average fuel prices paid, the impact of a 17.4% increase in the number of hours flown and a 9.9% increase in the average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased 15.8% from €1.52 per U.S. gallon in the 2010 fiscal year to €1.76 per U.S. gallon in the 2011 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Maintenance, materials and repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 7.3% on a per-ASM basis, while in absolute terms these expenses increased by 9.2% from €86.0 million in the 2010 fiscal year to €93.9 million in the 2011 fiscal year. The increase in absolute terms during the fiscal year reflected the additional costs arising from increased line maintenance activity at new bases and costs incurred to satisfy provisions of lease contracts dealing with the condition of aircraft due to be returned in 2010 and 2011.

Aircraft rentals. Aircraft rental expenses amounted to €97.2 million in the 2011 fiscal year, a 1.8% increase from the €95.5 million reported in the 2010 fiscal year, reflecting the net impact of the return of ten aircraft under operating lease and the addition of six aircraft leased during the year.

Route charges and airport and handling charges. Ryanair’s route charges per ASM increased 2.9% in the 2011 fiscal year, while airport and handling charges per ASM decreased 9.7%. In absolute terms, route charges increased 22.1%, from €336.3 million in the 2010 fiscal year to €410.6 million in the 2011 fiscal year, primarily as a result of the 8.3% increase in sectors flown. In absolute terms, airport and handling charges increased 7.1%, from €459.1 million in the 2010 fiscal year, to €491.8 million in the 2011 fiscal year, reflecting the overall growth in passenger volumes, partially offset by lower average costs at Ryanair’s newer airports and bases.

Marketing, distribution and other expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased 2.4% on a per-ASM basis in the 2011 fiscal year, while in absolute terms, these costs increased 15.3%, from €144.8 million in the 2010 fiscal year to €167.0 million in the 2011 fiscal year, with the overall increase primarily reflecting the higher level of activity and increase in airport commissions on revenues generated.

Icelandic ash related costs. The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,490 Ryanair flights. The impact on Ryanair’s profit before tax totaled €29.7 million consisting of €28.0 million in operating expenses (including passenger compensation of €12.4 million pursuant to Regulation (EC) No. 261/2004 (“EU261”) and €1.7 million of other income/expense attributable to the period of flight disruption. The following table sets forth the components of Icelandic volcanic ash related costs associated with each category of operating expense:

Fiscal Year Ended March 31, 2011
(in millions of euro)
Staff costs	€4.6
Depreciation	€4.7
Fuel and oil	€0.3
Maintenance, materials and repairs	—
Aircraft rentals	€2.0
Route charges	€0.1
Airport and handling charges	€0.9
Marketing, distribution and other (includes €12.4 million passenger compensation costs pursuant to EU261)	€15.4

Total operating expenses	€28.0

Operating profit. As a result of the factors outlined above, operating profit increased 2.5% on a per-ASM basis in the 2011 fiscal year, and also increased in absolute terms, from €402.1 million in the 2010 fiscal year to €488.2 million in the 2011 fiscal year. See “Item 3. Key Information—Risk Factors—Ryanair Has Decided to Seasonally Ground Aircraft. The Company’s decision to ground aircraft did not have a material impact on the results of the Company for the year ended March 31, 2011 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft, would have been lower than the operating costs associated with operating these aircraft, due to significantly higher fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant staff can be furloughed under the terms of their contract without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

Finance income. Ryanair’s interest and similar income increased 15.8%, from €23.5 million in the 2010 fiscal year to €27.2 million in the 2011 fiscal year reflecting the impact of higher market interest rates which was partially offset by the Company’s policy of continuing to place its deposits with highly rated and guaranteed financial institutions which typically provide a lower yield.

Finance expense. Ryanair’s interest and similar charges increased 30.2%, from €72.1 million in the 2010 fiscal year to €93.9 million in the 2011 fiscal year, primarily due to the drawdown of debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to increase as Ryanair further expands its fleet.

Foreign exchange (losses) gains. Ryanair recorded foreign exchange losses of €0.6 million in the 2011 fiscal year, as compared with foreign exchange losses of €1.0 million in the 2010 fiscal year, with the different result being primarily due to the strengthening of the U.K. pound sterling and U.S. dollar exchange rates against the euro during the 2011 fiscal year.

Taxation. The effective tax rate for the 2011 fiscal year was 11.0%, as compared to an effective tax rate of 10.5% in the 2010 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax provision of €46.3 million in the 2011 fiscal year, compared with a tax provision of €35.7 million in the 2010 fiscal year, with the increase primarily reflecting higher pre-tax profits. The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

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

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services (including insurance, accommodation and car rental), increased 11.0%, from €598.1 million in the 2009 fiscal year to €663.6 million in the 2010 fiscal year, while ancillary revenues per booked passenger decreased to €9.98 from €10.22. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodations, travel insurance and car rental, increased 7.7% to €493.5 million from €458.0 million in the 2009 fiscal year from in-flight sales increased 4.0%, to €86.5 million from €83.2 million in the 2009 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 46.9%, from €56.9 million in the 2009 fiscal year to €83.6 million in the 2010 fiscal year. The rate of increase in revenues from Internet-related operations exceeded the increase in overall passengers booked, while the rate of increase in the other categories grew at a slower rate than passenger bookings.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2010		2009
	(in millions of euro, except percentage data)
Non-flight Scheduled	€493.5	74.4%	€458.0	76.6%
In-flight Sales	€86.5	13.0%	€83.2	13.9%
Internet-related	€83.6	12.6%	€56.9	9.5%

Total	€663.6	100.0%	€598.1	100.0%

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

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	% Change
Staff costs	0.63	0.66	(4.6)%
Depreciation	0.44	0.54	(19.0)%
Fuel and oil	1.67	2.67	(37.4)%
Maintenance, materials and repairs	0.16	0.14	13.4%
Aircraft rentals	0.18	0.17	7.6%
Route charges	0.63	0.61	3.4%
Airport and handling charges	0.86	0.94	(8.8)%
Marketing, distribution and other	0.27	0.32	(16.0)%

Total operating expenses	4.84	6.05	(20.1)%

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2011 and 2010 of €2,940.6 million and €2,813.4 million, respectively. The increase at March 31, 2011 primarily reflects cash generated from operating activities of €786.3 million offset in part by the cash used to fund the purchase of property, plant, and equipment—primarily 44 new Boeing 737-800 aircraft and the payment of a €500.0 million dividend to shareholders. During the 2011 fiscal year, the Company funded its €897.2 million in purchases of property, plant, and equipment out of €991.4 million in loans. Cash and liquid resources included €42.9 million in cash and cash equivalents and €67.8 million in “restricted cash” held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2011 and 2010, respectively. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company’s net cash inflows from operating activities in the 2011 and 2010 fiscal years amounted to €786.3 million and €871.5 million, respectively. During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax as well as share buy-backs and the payment of a €500.0 million special dividend to shareholders. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

The Company’s net cash used in investing activities in fiscal years 2011 and 2010 totaled €474.0 million and €1,549.1 million, respectively, primarily reflecting the Company’s capital expenditures, and investment of cash with maturities of greater than three months, as described in more detail below.

The Company’s net cash provided by financing activities totaled €238.1 million in the 2011 fiscal year and €572.3 million in the 2010 fiscal year, largely reflecting the receipt of proceeds from long-term borrowings of €991.4 million and €788.1 million in fiscal years 2011 and 2010, respectively, offset in part by repayments of long-term borrowings of €280.7 million and €230.3 million in fiscal years 2011 and 2010, respectively and the payment of a €500.0 million special dividend to shareholders in fiscal year 2011.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2011 and 2010 were €897.2 million and €997.8 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by Ex-Im Bank. At March 31, 2011, Ryanair had a fleet of 272 Boeing 737-800 aircraft, the majority of which (185 aircraft) were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (30 of the aircraft in the fleet as of March 31, 2011) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2011). 51 Boeing 737-800 aircraft in Ryanair’s fleet at March 31, 2011 were financed through operating lease arrangements. Of the 50 new Boeing 737-800 aircraft which Ryanair took delivery of between April 1, 2010 and March 31, 2011, 10 were financed through JOLCO’s, 6 through sale-and-leaseback financings and the remainder through Ex-Im Bank guaranteed-financing. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2012 fiscal year.

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

Aircraft Delivery Schedule

Deliveries and Scheduled Deliveries in the Fiscal Year ending March 31,	1998 Boeing Contract (Incl. Options)	2002 Boeing Contract (Incl. Options)	2003 Boeing Contract (Incl. Options)	2005 Boeing Contract (Incl. Options)		737-800 Disposals		Total No. of Boeing 737-800 Aircraft
1999	1	—	—	—		—		1
2000	4	—	—	—		—		4
2001	10	—	—	—		—		10
2002	5	—	—	—		—		5
2003	8	5	—	—		—		13
2004	—	18	—	—		—		18
2005	—	13	14	—		—		27
2006	—	16	9	—		—		25
2007	—	27	1	2		—		30
2008	—	21	—	15		(6)		30
2009	—	3	—	32		(17	)(a)	18
2010	—	—	—	54		(3)		51
2011	—	—	—	50		(10)		40

Total as of March 31, 2011	28	103	24	153		(36)		272

2012	—	—	—	25	(c)	(3)		22
2013	—	—	—	15		(10)		5

Expected Total as of March 31, 2013	28	103	24	193		(49	)(b)	299

Basic Price per aircraft (unadjusted) (in millions)	$47	$51	$51	$51

(a)

This includes the aircraft that was involved in the bird strike incident at Rome (Ciampino) airport in November 2008, which has not been sold and remains the property of Ryanair. The Company will not return this aircraft to service.

(b)

At June 30, 2011 the Company had sold and re-delivered a cumulative total 35 Boeing 737-800 aircraft. The Company expects to dispose of 13 further aircraft before March 2013 (which, when added to the 35 completed disposals, and the aircraft disabled by the bird strike and thus listed as a disposal, brings the total number of disposals to 49). To this end, the Company may choose to dispose of aircraft through sale and/or non-renewal of a number of operating leases due to expire between fiscal 2012 and fiscal 2013.

(c)

On December 18, 2009, Ryanair exercised 10 options for aircraft due for delivery in September, October and November 2012. In addition the Company has deferred 15 aircraft deliveries due for delivery in September, October and November 2010 to January, February, March and April 2012.

As can be seen from the delivery schedule table on the preceding page, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by 22 additional aircraft (net of planned disposals) in fiscal year 2012 and by five additional aircraft (net of planned disposals) in fiscal year 2013 thereby increasing the size of the fleet, which is expected to total 299 at the end of that period (assuming that the planned disposal and/or lease return of 13 such aircraft is completed on schedule). If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may decide to retain some of the 13 aircraft planned for disposal and or lease return.

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €3,649.4 million at March 31, 2011 and €2,956.2 million at March 31, 2010, with the increase being primarily attributable to financing of new aircraft. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2011. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on, the Company’s borrowings.

The Company’s purchase of the 50 Boeing 737-800 aircraft delivered in the 2011 fiscal year has been funded by a combination of financing solutions, including bank loans supported by Ex-Im Bank guarantees (34 aircraft), JOLCO’s (10 aircraft) and sale-and-leaseback financings (6 aircraft). At March 31, 2011, the majority of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank. As of July 22, 2011, the Company does not have any unused or undrawn debt or loan financing facilities.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 44% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, with the interest rate exposure from these loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with maturities between 7 and 12 years in respect of approximately 56% of its outstanding debt financing at March 31, 2011 and of this total approximately 31% of this debt has been partially swapped, with the relevant swaps covering the first 7 years of the 12-year amortizing period.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2011. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2011	EUR Fixed	EUR Floating
	(millions)
Borrowing profile before swap transactions	777.5	2,871.9
Interest rate swaps—Debt swapped from floating to fixed	1,266.2	(1,266.2)

Borrowing profile after swap transactions	2,043.7	1,605.7

The weighted-average interest rate on the cumulative borrowings under these facilities of €3,649.4 million at March 31, 2011 was 2.9%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise).

Ex-Im Bank’s policy on facilities of this type is to issue a binding final commitment approximately six months prior to delivery of each aircraft being financed. Ex-Im Bank has already issued final binding commitments and related guarantees with respect to the 185 (net of 25 aircraft disposals) Ex-Im Bank-financed Boeing 737-800 aircraft delivered between 2000 and March 31, 2011. Ex-Im Bank’s final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the Ex-Im Bank guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interests in the aircraft (and related assets) in favor of Ex-Im Bank and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to Ex-Im Bank. Ryanair expects that any future commitments or guarantees issued by Ex-Im Bank will contain similar conditions. The terms of the facilities and the Ex-Im Bank guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and non-cancelled portion of the guarantee commencing 60 days from the date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to Ex-Im Bank (based on the amount of the guarantee). Ryanair’s payment of the applicable exposure fee to Ex-Im Bank (based on the amount of the loan provided) is eligible for financing under the facilities. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.

As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 185 aircraft delivered and remaining in the fleet as of March 31, 2011 rests with a number of United States special purpose vehicles (the “SPVs”) in which Ryanair has no equity or other interest. The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

At June 30, 2011, Ryanair had mandated a lender to provide financing for up to five of its firm-order Boeing 737-800 aircraft under a sale and leaseback transaction. The Company expects to finance the remaining 35 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by November 2012 through the use of similar financing arrangements based on Ex-Im Bank guarantees, bank debt provided by commercial banks, and finance and operating leases, including via sale-and-leaseback transactions such as those described below, other capital markets products, as well as cash flow generated from the Company’s operations. It is expected that any future Ex-Im Bank guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

The Company financed 61 of the Boeing 737-800 aircraft delivered between December 2003 and March 2011 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and March 2011, 10 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2011, Ryanair had 51 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. Five of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under two of the remaining five leases into fixed-rate rental payments. Thirty of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining sixteen operating leases are U.S. dollar-denominated and two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while a further 14 require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 28 of the 51 remaining operating lease aircraft as at March 31, 2011, on pre-determined terms. Three operating lease arrangements will mature during the year ended March 31, 2012. The Company has decided not to extend any of these operating leases for a secondary lease period. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2011 with 13-year euro-denominated JOLCOs. These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Six aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

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

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2011. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.4207 = €1.00 (based on the European Central Bank Rate on March 31, 2011). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

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

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(millions)
Long-term Debt(a)	€2,802.2	€288.0	€295.8	€912.1	€1,306.3
Finance Lease Obligations	847.2	48.8	51.0	211.7	535.7
Purchase Obligations	1,433.5	895.9	537.6	—	—
Operating Lease Obligations	590.5	100.2	136.5	189.0	164.8

Total Contractual Obligations	€5,673.4	€1,332.9	€1,020.9	€1,312.8	€2,006.8

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 11 to the consolidated financial statements included in Item 18.

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

Guarantees. Ryanair Holdings has provided an aggregate of €5,349.6 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. All of these guarantees are eliminated in the Company’s consolidated balance sheet.

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

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2011.

Item 6.	Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of June 30, 2011:

Name	Age	Positions
David Bonderman(a)(b)	68	Chairman of the Board and Director
Emmanuel Faber(g)	47	Director (resigned September 22, 2010)
Michael Horgan(d)	74	Director
Klaus Kirchberger(e)	53	Director
Charles McCreevy	61	Director
Declan McKeon(c)	60	Director
Kyran McLaughlin(a)(b)(c)	67	Director
Michael O’Leary(a)(b)(f)	50	Director and Chief Executive Officer
James Osborne(a)(c)(e)	62	Director
Paolo Pietrogrande(e)	54	Director

(a)	Member of the Executive Committee.
(b)	Member of the Nomination Committee.
(c)	Member of the Audit Committee.
(d)	Member of the Air Safety Committee.
(e)	Member of the Remuneration Committee.
(f)	Mr. O’Leary is also the chief executive officer of Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.
(g)	Emmanuel Faber’s term of office expired last year and he did not offer himself for re-election at the Annual General Meeting on September 22, 2010.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the Board of Directors since December 1996. In 1992, Mr. Bonderman co-founded TPG (formerly known as Texas Pacific Group), a private equity investment firm. He currently serves as an officer and director of the general partner and manager of TPG. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P. Inc., which owns shares of Ryanair. He also serves on the boards of directors of the following public companies: Armstrong World Industries, Inc., CoStar Group, Inc. and General Motors Company. Mr. Bonderman is a U.S. citizen.

Emmanuel Faber (Director). Emmanuel Faber served as a director since September 2002. He holds the title of Co Chief Operating Officer for Group Danone and also serves as a director of a number of French public companies. Mr. Faber is a French citizen. Mr. Faber’s term of office expired last year and he did not offer himself for re-election at the Annual General Meeting on September 22, 2010.

Michael Horgan (Director). Michael Horgan has served as a director since January 2001. A former Chief Pilot of Aer Lingus, he has acted as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is the Chairman of the Company’s Air Safety Committee. Mr. Horgan is an Irish citizen.

Klaus Kirchberger (Director). Klaus Kirchberger has served as a director since September 2002. He also serves as a director of a number of German corporations. Mr. Kirchberger is a German citizen.

Charles McCreevy (Director). Charles McCreevy has served as a director since May 2010. Mr. McCreevy has previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held positions in several Irish Government Ministerial Offices, including Minister for Finance (1997-2004), Minister for Tourism & Trade (1993-1994) and Minister for Social Welfare (1992-1993). Mr. McCreevy also serves on the Board of Directors of BNY Mellon Clearing International Limited, Sports Direct International plc and Worldspreads Group plc. Mr. McCreevy is an Irish citizen.

Declan McKeon (Director). Declan McKeon has served as a director since May 2010. Mr. McKeon is a former audit partner of PricewaterhouseCoopers and continues to act as a consultant to PricewaterhouseCoopers. He is currently a director and member of the audit committee of Icon plc. Mr. McKeon is an Irish citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin also serves on the Board of Directors of Elan Corporation plc, and he also serves as a director of a number of other Irish private companies. Mr. McLaughlin is an Irish citizen.

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

Paolo Pietrogrande (Director). Paolo Pietrogrande has served as a director since 2001. He is presently Chairman of Netplan Management Consulting, LLC. A chemical engineer by training, he has served as an executive at a number of multinational companies. Mr. Pietrogrande currently serves on the board of AMKA Onlus (Not for Profit Company) and Camco International (LSE: CAO) where he is also chairman of the audit committee. He also serves on the advisory board of Wheb Ventures. Mr. Pietrogrande is a U.S. citizen.

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

Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Messrs. McLaughlin, McKeon and Osborne are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent non-executive director, Mr. McLaughlin, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ National Market (“NASDAQ”) and the U.S. federal securities laws.

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

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election as their terms expire. Accordingly the terms of Mr. David Bonderman, Mr. James Osborne and Mr. Michael O’Leary will have expired, and they will be eligible to offer themselves for re-election at the annual general meeting scheduled to be held on September 29, 2011.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

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

•

NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Acts. Details of our annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Acts and the Company’s Articles of Association. ADS holders may provide instructions to The Bank of New York, as depositary, as to the voting of the underlying Ordinary Shares represented by such ADSs. Alternatively, ADS holders may convert their holding to Ordinary Shares, subject to compliance with the nationality ownership rules, in order to be eligible to attend our annual general meetings or other shareholder meetings.

The Company also follows certain other practices under the Combined Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

•

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The Board of Directors has determined that each of the Company’s eight non-executive directors is “independent” under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 4200(a)(15). Instead, the Board of Directors determines whether the director is “independent in character and judgment,” and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. Under the Combined Code, the Board of Directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company’s advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years. In determining that each of the eight non-executive directors is independent under the Combined Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne, Horgan and Pietrogrande. When arriving at the decision that these directors are nonetheless independent, the Board of Directors has taken into account the comments made by the Financial Reporting Council in its report dated December 2009 on its review of the impact and effectiveness of the Combined Code. The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the NASDAQ rules.

•

CEO compensation. The NASDAQ rules require that an issuer’s chief executive officer not be present during voting or deliberations by the Board of Directors on his or her compensation. There is no such requirement under the Combined Code.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at June 30, 2011:

Name	Age	Position
Michael Cawley	57	Deputy Chief Executive; Chief Operating Officer
Ray Conway	56	Chief Pilot
Caroline Green	47	Director of Customer Service
Michael Hickey	48	Director of Engineering
Juliusz Komorek	33	Director of Legal & Regulatory Affairs; Company Secretary
Howard Millar	50	Deputy Chief Executive; Chief Financial Officer
David O’Brien	47	Director of Flight Operations and Ground Operations
Michael O’Leary	50	Chief Executive Officer
Edward Wilson	47	Director of Personnel and In-flight

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

Ray Conway (Chief Pilot). Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 18 years, including Fleet Captain of the BAC1-11 and Boeing 737–200 fleets. Ray was Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the Irish government jet.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the eight sitting non-executive directors and nine executive officers named above in the 2011 fiscal year was €5.2 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below.

Each of Ryanair Holdings’ eight non-executive directors is entitled to receive €32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Mr. Bonderman executed an agreement with

Ryanair Holdings waiving his entitlement to receive this remuneration for the 2011 fiscal year. The additional remuneration paid to Audit Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Air Safety Committee.

For further details of stock options that have been granted to the Company’s employees, including the executive officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O’Leary

Mr. O’Leary’s current employment agreement with the Company is dated July 1, 2002 and can be terminated by either party upon 12 months’ notice. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of €595,000, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary is also eligible for annual bonuses as determined by the Board of Directors of the Company; the amount of such bonuses paid to Mr. O’Leary in the 2011 fiscal year totaled €440,000. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

EMPLOYEES AND LABOR RELATIONS

The following table sets forth the number of Ryanair’s personnel at each of March 31, 2011, 2010 and 2009:

Classification	Number of Personnel at March 31, 2011	Number of Personnel at March 31, 2010	Number of Personnel at March 31, 2009
Management	95	99	99
Administrative	275	276	271
Maintenance	149	180	202
Ground Operations	268	297	384
Pilots	2,344	2,032	1,852
Flight Attendants	5,429	4,284	3,808

Total	8,560	7,168	6,616

Ryanair’s pilots, flight attendants and maintenance and ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair’s flight attendants is devoted to safety procedures, and cabin crew are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training.

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2011, the average age of Ryanair’s pilots was 34.7 years and their average period of employment with Ryanair was 4.0 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots through the use of contract agencies. Ryanair had 1,694 such pilots from these agencies as of March 31, 2011. These contract pilots are included in the table above. In addition, Ryanair has also been able to satisfy its needs for additional flight attendants through the use of contract agencies. Ryanair had 3,339 such flight attendants as of March 31, 2011. These contract flight attendants are included in the table above.

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

Ryanair’s employees earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2011 fiscal year, such productivity-based incentive payments accounted for approximately 40% of an average flight attendant’s total earnings and approximately 37% of the typical pilot’s compensation. Pilots at all Ryanair bases are covered by four-year agreements on pay, allowances and rosters which variously fall due for negotiation between 2013 and 2015. In March 2011, Ryanair agreed to increase the pay of pilots and cabin crew in accordance with the terms of individual base agreements, which had been frozen since 2009. Most employees who were not covered by base agreements had their salary increased by 2%. Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle and 900 flight-hours per fiscal year. For the 2011 fiscal year, the average flight-hours for Ryanair’s pilots amounted to approximately 68 hours per month and approximately 820 hours for the complete year, an 8% increase on the previous fiscal year. Were more stringent regulations on flight hours to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

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

On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.’s Central Arbitration Committee (CAC) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions.

Ryanair Holdings’ shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information––Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7.	Major Shareholders and Related Party Transactions

As of June 30, 2011, 1,490,730,223 Ordinary Shares were outstanding. At that date, 118,335,860 ADRs, representing 591,679,300 Ordinary Shares, were held of record in the United States by 77 holders, and represented in the aggregate 39.7% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2011, June 30, 2010 and June 30, 2009, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2011		As of June 30, 2010		As of June 30, 2009
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company.	242,547,995	16.3%	227,952,645	15.4%	195,559,515	13.2%
BlackRock Inc	82,794,588	5.6%	Not Reportable	n/a	Not Reportable	n/a
Manning and Napier	76,774,465	5.2%	Not Reportable	n/a	Not Reportable	n/a
Michael O’Leary	55,081,256	3.7%	60,035,418	4.0%	60,000,016	4.1%
Lloyds Banking Group	50,892,144	3.4%	Not Reportable	n/a	Not Reportable	n/a
Gilder Gagnon Howe & Co. LLC(a)	Not Reportable	n/a	Not Reportable	n/a	76,570,295	5.2%
FMR LLC(a)	Not Reportable	n/a	Not Reportable	n/a	64,938,500	4.4%
FIL Limited(a)	Not Reportable	n/a	Not Reportable	n/a	62,235,643	4.2%
Chieftain Capital Management Inc(a)	Not Reportable	n/a	Not Reportable	n/a	52,789,800	3.6%

(a)	These shareholdings are below the reportable threshold in Ireland of 3% as of June 30, 2011 and are therefore undisclosed.

As of June 30, 2011, the directors and executive officers of Ryanair Holdings as a group owned 69,932,771 Ordinary Shares, representing 4.69% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein. Each of our shareholders has identical voting rights with respect to its Ordinary Shares.

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2011 or in the period from March 31, 2011 to the date hereof.

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

Ryanair is facing similar legal challenges with respect to agreements with certain other airports. In 2007 and 2008, the European Commission announced that it had begun investigations of airport agreements at the Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Dortmund airports; however, Ryanair has only limited flights to and from the first seven of such airports and does not operate flights to or from Dortmund. On June 17, 2008, the European Commission launched a further investigation into Ryanair’s agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. In January 2010, the European commission concluded the Bratislava state aid investigation with a finding that Ryanair’s agreement with Bratislava airport involved no aid. The remaining seven investigations involving Ryanair are ongoing and the European Commission is also considering whether or not it should issue a fresh decision in the Charleroi case, based on the findings of the EU Court in December 2008.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lubeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero and Marseille airports. The Alghero case (initiated by Air One) has been dismissed in its entirety in April 2011. The Marseille case has been withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011.

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

In November 2007, Ryanair initiated proceedings in the CFI against the European Commission for its failure to take action on a number of state aid complaints Ryanair had submitted against Air France, Lufthansa, Alitalia, Volare and Olympic Airways. Following the Commission’s subsequent findings that illegal state aid had been provided to Air France and Olympic Airways, Ryanair withdrew the two relevant proceedings. The case related to Lufthansa concluded with the EU General Court’s ruling in May 2011, in which the Court found that while the European Commission has not failed to act, it has unreasonably delayed the launch of the investigation, which justified Ryanair’s action for failure to act. Consequently, the Court ordered the Commission to pay 50% of Ryanair’s costs in the proceedings. Ryanair is currently awaiting hearings in Alitalia case, following the withdrawal of the Volare case in August 2010.

In November 2008, Ryanair initiated proceedings in the CFI contesting the European Commission’s refusal to grant Ryanair access to documents relating to the Commission’s state aid investigations at Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Frankfurt (Hahn) airports. These cases were heard on July 7, 2010 and a judgment was issued in December 2010. The CFI found that the European Commission has acted in line with applicable legislation, which highlighted the unfairness inherent in state aid procedures in the EU, whereby alleged beneficiaries of aid have no right of access to the Commission’s file and therefore cannot properly exercise their rights to defense and good administration. The CFI ordered the Commission to pay Ryanair’s costs in three of the eight access to documents cases.

In March 2009, Ryanair also appealed (to the CFI) two decisions issued by the European Commission in November 2008 relating to the sale of Alitalia’s assets to Compagnia Aerea Italiana (CAI) and to a €300 million rescue loan granted to Alitalia by the Italian government and subsequently converted into Alitalia’s capital. A hearing in this case took place in June 2011 and judgment is expected in six to twelve months.

Matters Related to Investment in Aer Lingus. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company’s shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010 the Court upheld the Commission’s decision. (see also: “Item 5. Operating and Financial Review and Prospects—Business Overview”).

The then EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake.” In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures. Aer Lingus’ main appeal was heard in July 2009. On July 6, 2010 the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. Aer Lingus had two months and 10 days from such date to appeal this judgment to the Court of Justice of the EU. In addition to the risk that the Court of Justice may overturn the lower court’s ruling, should Aer Lingus choose to appeal it, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

On December 1, 2008, Ryanair made a second offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees who owned 18% of Aer Lingus would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. Ryanair also advised the market that it would not proceed to seek EU approval for the new bid unless the shareholders agreed to sell their stakes in Aer Lingus to Ryanair. However, as the Company was unable to secure the shareholders’ support it decided, on January 28, 2009, to withdraw its new offer for Aer Lingus.

The United Kingdom’s Office of Fair Trading (“OFT”) wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT’s investigation is time-barred. Ryanair maintains that the OFT had and missed the opportunity to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is not time barred. Ryanair is currently awaiting the judgment of the Competition Appeal Tribunal. If the OFT investigation proceeds, it may result in a referral to the Competition Commission. The Competition Commission could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus’ shares.

Legal Actions Against Monopoly Airports. Ryanair is involved in a number of legal and regulatory actions against the Dublin and London (Stansted) airports in relation to what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London (Stansted) markets. Management believes that both of these airports have been engaging in “regulatory gaming” in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called “regulated asset base” (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London (Stansted), the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the U.K. Competition Commission, which released its preliminary findings in April 2008. It found that the common ownership by BAA of the three main airports in London affects competition and that the “light touch” regulation by the Civil Aviation Authority was having an adverse impact on competition. In March 2009, the Competition Commission published its final report on the BAA and ordered the breakup of the BAA, (which will involve the sale of London (Gatwick) and London (Stansted) and either Glasgow or Edinburgh Airport in Scotland). In October 2009 London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In May 2009, BAA appealed the Competition Commission’s decision on the bases of apparent bias and lack of proportionality. Ryanair secured the right to intervene in this appeal in support of the Competition Commission. The case was heard in October 2009 and in February 2010 the Competition Appeal Tribunal quashed the Competition Commission’s ruling on the basis of the “apparent bias” claim. This decision was successfully appealed by both the Competition Commission and Ryanair before the Court of Appeal. The appeal was heard in June 2010 and the judgment was issued in October 2010, quashing the Competition Appeal Tribunal ruling and reinstating the Competition Commission March 2009 decision. In February 2011, the Supreme Court refused to grant the BAA permission to appeal the Court of Appeal ruling. The Competition Commission has subsequently reconsidered the appropriateness of the remedies imposed on the BAA in March 2009 in light of the passage of time, and confirmed in its preliminary report in April 2011 that the remedies are still appropriate and the sale of Stansted and one of Glasgow or Edinburgh airports should proceed. In July 2011, the Competition Commission confirmed its March 2011 provisional decision on “possible material changes of circumstances.” It found that no material changes of circumstances (that would necessitate a change in the remedies package) have occurred since the March 2009 decision requiring the BAA to sell Gatwick, Stansted and one of Glasgow or Edinburgh airports, and that consequently the BAA should proceed to dispose of Stansted and one of the Scottish airports. The Competition Commission also ordered that the sale of Stansted take priority and proceed before the sale of one of the Scottish airports. The BAA announced that it would explore ways of appealing this decision. However, it is unclear whether any such appeal would suspend the implementation of the Competition Commission decision.

With respect to Dublin airport, Ryanair appealed the December 2009 decision of the CAR, which set maximum charges at the airport for 2010 through 2014, to the Appeals Panel set up by the Minister for Transport. In June 2010, the Appeals Panel found in favor of Ryanair on the matter of differential pricing between Terminal 1 and Terminal 2, recommending that such differential pricing be imposed by the CAR. The Minister of Transport subsequently overruled the decision of the Appeals panel and approved the charges increase.

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

In the case of Dublin, the DAA has built a second terminal, costing over four times its initial estimate. When the DAA first announced plans to build a second terminal (“Terminal 2”) at Dublin Airport, it estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €800 million. Subsequently, the cost of the new infrastructure rose in excess of €1.2 billion. Ryanair opposed expansion at what it believed to be an excessive cost. On August 29, 2007, however the relevant planning authority approved the planning application from the DAA for the building of Terminal 2, a second runway, and other facilities, all of which went ahead. On May 1, 2010, the airport fees per departing passenger increased by 27% from €13.61 to €17.23, and could increase by up to 8% in November 2010 to €18.64 following the opening of Terminal 2 in November 2010 and by up to a further 12% in January 2011 to €20.88 in accordance with the CAR’s decision on December 4, 2009 in relation to airport charges between 2010 and 2014. Ryanair sought a judicial review of the planning approval; however, this appeal was unsuccessful. The increase in charges, in combination with the introduction of the €10 Air Travel Tax mentioned above, could lead to substantially reduced passenger volumes and a significant decline in yields on flights to and from Dublin Airport. Ryanair has responded by moving to reduce capacity in both summer and winter periods. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase” and “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports,” as well as “Item 4. Information on the Company—Airport Operations—Airport Charges.”

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (screenscraper websites) in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. The Company has received favorable rulings in Ireland, Germany and The Netherlands. However, pending the outcome of these legal proceedings and if Ryanair were to be unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently in a reduction in the ancillary revenue stream. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

Dividend Policy.

Following shareholder approval at the September 2010 annual general meeting of shareholders, a €500 million special dividend was paid in October 2010. The Company has indicated that it may pay a further dividend of up to €500 million before the end of fiscal year 2013, subject to, amongst other things, its continued profitability and the absence of further aircraft purchases or any other significant capital expenditures. The Company may ultimately determine not to pay any such dividend, or may fail to obtain shareholder approval (where required). The Company may pay other dividends from time to time, or it may not pay any dividends at all, as has been its practice to date. No assurances can be given that the Company will, or will not, pay dividends. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings’ Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, the Depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses and any applicable fees) to the owners of ADRs. See “Item 12. Description of Securities Other than Equity Securities” for information regarding fees of the Depositary.

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

	ADRs
	(in U.S. dollars)
	High	Low
2005	28.740	19.795
2006	40.750	23.365
2007	49.560	36.210
2008	35.482	15.089
2009
First Quarter	30.540	21.770
Second Quarter	31.410	23.300
Third Quarter	30.930	26.590
Fourth Quarter	30.600	24.970
2010
First Quarter	26.327	24.471
Second Quarter	28.606	21.268
Third Quarter	30.810	26.053
Fourth Quarter	33.090	29.200

Month ending:
January 31, 2011	31.990	29.100
February 28, 2011	31.420	28.520
March 31, 2011	28.990	26.580
April 30, 2011	30.500	27.970
May 31, 2011	30.490	28.430
June 30, 2011	30.560	29.170
Period ending July 22, 2011	29.730	25.830

	Ordinary Shares (Irish Stock Exchange)
	(in euro)
	High	Low
2005	4.15	2.72
2006	5.24	3.25
2007	6.33	4.40
2008	4.20	1.80
2009
First Quarter	3.41	2.76
Second Quarter	3.77	2.87
Third Quarter	3.61	3.04
Fourth Quarter	3.49	2.74
2010
First Quarter	3.38	3.05
Second Quarter	3.73	2.77
Third Quarter	3.92	3.27
Fourth Quarter	4.19	3.67

Month ending:
January 31, 2011	3.98	3.46
February 28, 2011	3.75	3.35
March 31, 2011	3.45	3.13
April 30, 2011	3.49	3.31
May 31, 2011	3.60	3.36
June 30, 2011	3.64	3.47
Period ending July 22, 2011	3.57	3.18

	Ordinary Shares (London Stock Exchange)
	(in euro)
	High	Low
2005	4.15	2.73
2006	5.21	3.24
2007	6.30	4.44
2008	4.20	1.81
2009
First Quarter	3.42	2.78
Second Quarter	3.77	2.86
Third Quarter	3.60	3.03
Fourth Quarter	3.49	2.73
2010
First Quarter	3.39	3.03
Second Quarter	3.71	2.76
Third Quarter	3.91	3.27
Fourth Quarter	4.19	3.65

Month ending:
January 31, 2011	3.97	3.46
February 28, 2011	3.75	3.35
March 31, 2011	3.44	3.13
April 30, 2011	3.47	3.30
May 31, 2011	3.60	3.36
June 30, 2011	3.65	3.47
Period ending July 22, 2011	3.58	3.20

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported above (77), may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

The maximum price at which the Company may repurchase Ordinary Shares, in accordance with the listing rules of the Irish Stock Exchange and of the Financial Services Authority, is the higher of 5% above the average market value of the Company’s Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation (EC) of 22 December 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently 0.635 euro cent per share.

As of June 30, 2011, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 20,471,849, representing 1.4% of the Company’s issued share capital at that date.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.635 euro cent. As of March 31, 2011, a total of 1,489,574,915 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

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

Ryanair Holdings’ shareholders have also approved a stock option plan (referred to herein as “Option Plan 2003”) established in accordance with a tax-favorable share option scheme available under Irish law, so that employees would not be subject to income tax on the exercise of options (subject to certain conditions). Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. Following the publication of the Irish National Recovery Plan: 2011-2014 (the “NRP”) on November 24, 2010, Revenue approved share option plans, such as Option Plan 2003, no longer qualified for favorable tax treatment from that date. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made at the close of any of the ten years beginning with fiscal year 2002 only if the Company’s net profit after tax for such fiscal year has exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such requirement being met.

Under Option Plan 2000, 20 senior managers (including seven of the current executive officers) were granted 10,500,000 share options, in the aggregate, at a strike price of €3.21 in July 2005. These options have either become exercisable or will become exercisable between August 1, 2010 and August 31, 2013, subject to certain targets being achieved and other conditions being complied with. Also, under Option Plan 2000, each of the non-executive directors were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options will become exercisable between June 2012 and June 2014. In addition, 39 senior managers (including eight of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options will become exercisable between September 18, 2013 and September 17, 2015, but only for managers who continue to be employed by the Company through September 18, 2013.

Under Option Plan 2003, 47 senior managers (including seven of the current executive officers) were granted 5,550,000 share options at a strike price of €2.35 on November 3, 2004. These options, which became exercisable in June 2009, had to be fully exercised by June 30, 2011.

The aggregate of 20,471,849 Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2011 under Company’s option plan represent approximately 1.4% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 13,925,000 Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see notes 15 and 19 to the consolidated financial statements included herein.

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

Annual and General Meetings. Annual and extraordinary meetings are called upon 21 days’ advance notice. At the last AGM, held on September 22, 2010, the Company’s Articles of Association were amended by special resolution to reflect the implementation of the Shareholders’ Rights (Directive 2007/36/EC) Regulations 2009 to allow all Ryanair shareholders to appoint proxies electronically to attend, speak, ask questions and vote on behalf of them at AGMs and to reflect certain other provisions of those Regulations. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company, subject to limitations described below under “—Limitations on the Right to Own Shares.”

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

The 1992 Act prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Belarus, Burma (Myanmar), certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Osama bin Laden, Al-Qaida, the Taliban of Afghanistan, the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Libya, Tunisia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The Company does not anticipate that Irish exchange controls or orders under the 1992 Act or United Nations sanctions implemented into Irish law will have a material effect on its business.

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

To enable the directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Stockholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the directors expect to treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations or such other evidence as the directors may require in order to establish to the directors’ satisfaction that the Ordinary Shares underlying such holder’s ADRs are not Affected Shares.

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

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See also “Item 3. Risk Factors––Risks Related to Ownership of the Company’s Ordinary

Stock—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

As of June 30, 2011, EU nationals owned at least 52.7% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010/11 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2011/12 taxable year.

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

Sale or Disposition of Ordinary Shares or ADRs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADRs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADRs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

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

To manage these risks, Ryanair uses various derivative financial instruments, including cross currency interest rate swaps, foreign currency forward contracts and commodity forwards. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair’s exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2011. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 39.1% and 34.6% of such expenses in fiscal years 2011 and 2010, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2011 Compared with Fiscal Year 2010—Fuel and Oil.” As of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2012 at prices equivalent to approximately $820 per metric ton. In addition, as of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 20% of its estimated requirements for the first quarter of the fiscal year ending March 31, 2013 at prices equivalent to approximately $1,035 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that quarter.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains/(losses) on outstanding forward agreements at March 31, 2011 and 2010, based on their fair values, amounted to €383.8 million and €42.6 million (gross of tax), respectively. Based on Ryanair’s fuel consumption for the 2011 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €1.5 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in the 2011 fiscal year, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In the 2011 fiscal year, the Company recorded a positive fair-value adjustment of €335.8 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2010 fiscal year, the Company recorded a positive fair-value adjustment of €37.3 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling and the euro accounted for approximately 24% and 67%, respectively, of Ryanair’s total revenues in the 2011 fiscal year, as compared to approximately 28% and 62%, respectively, in the 2010 fiscal year. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In the 2011 and 2010 fiscal years, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs and euro/U.K. pound sterling forward contracts to hedge certain surplus U.K. pound sterling cash flows. At March 31, 2011, the total unrealized loss relating to these contracts amounted to €75.7 million, compared to a €43.3 million unrealized gain at March 31, 2010.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2011 fiscal year, the Company recorded a negative fair-value adjustment of €66.2 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a positive adjustment of €37.9 million in the 2010 fiscal year.

Hedging associated with the balance sheet. In the 2011 fiscal year the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of US dollar-denominated floating rate borrowings entered into during the 2011 fiscal year, together with managing the exposures to fluctuations in interest rates on these US dollar-denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company’s US dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted US dollar variable interest payments on the Company’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the 2011 fiscal year. The Company did not enter into cross currency interest rate swaps in fiscal years ended March 31, 2010 or 2009.

At March 31, 2011, the fair value of the cross currency interest rate swap agreements relating to this US dollar-denominated floating rate debt was represented by a loss of €7.9 million (gross of tax). In the 2011 fiscal year, the Company recorded a negative fair-value adjustment of €6.9 million (net of tax) within accumulated other comprehensive income in respect of these contracts. The Company did not enter into cross-currency interest rate swap arrangements or hold foreign currency denominated borrowings during the 2010 fiscal year.

Hedging associated with capital expenditures. During the 2010 and 2009 fiscal years, the Company also entered into a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the U.K. pound sterling/U.S. dollar and euro/U.S. dollar exchange rates.

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

At March 31, 2011, the total unrealized gains relating to these contracts amounted to €3.7 million, while at March 31, 2010 unrealized gains amounted to €59.5 million. Under IFRS, the Company recorded positive fair-value adjustments of €3.2 million and negative fair-value adjustments of €59.5 million for cash-flow hedges in the 2011 and 2010 fiscal years, respectively. No amounts were recorded for such fair-value hedges from other accumulated comprehensive income in the 2011 and 2010 fiscal years.

Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair’s foreign currency contracts outstanding at March 31, 2011 would decrease by approximately €201.1 million (net of tax), all of which would ultimately impact earnings when such contracts mature.

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 221 of the 272 Boeing 737-800 aircraft in the fleet as of March 31, 2011 has been funded by bank financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 185 aircraft), JOLCOs and commercial debt. With respect to these 221 aircraft, at March 31, 2011, the Company had outstanding cumulative borrowings under these facilities of €3,649.4 million with a weighted average interest rate of 2.9%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2011. At March 31, 2011, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €36.4 million (gross of tax), as compared with a loss of €63.1 million at March 31, 2010. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

The Company also enters into interest rate swaps to hedge against floating rental payments associated with certain aircraft financed through operating lease arrangements. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 12 of these leases into fixed-rate payments. At March 31, 2011, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of €1.4 million (gross of tax), as compared with a loss of €13.3 million at March 31, 2010. These financial instruments are, accordingly, recorded at fair value in the balance sheet and are subsequently re-measured to fair value through equity to the extent effective, with ineffectiveness recorded through the income statement. The Company has recorded no material level of ineffectiveness on these swaps as they have the same critical terms as the underlying item being hedged. Under IFRS, the Company accounts for all of its swaps as cash-flow hedges of variable rental payments or variable rate debt payments. At March 31, 2011, the Company recorded a total negative fair-value adjustment of €1.2 million (net of tax) relating to these arrangements, which was included within accumulated other comprehensive income, as compared with a €11.7 million negative fair-value adjustment at March 31, 2010. This loss will be realized within earnings over the period from the expected drawdown of the related financing (i.e., over a period of up to seven years from March 31, 2011), with an increase in the related interest expense.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €39.3 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €16.1 million in the 2011 fiscal year.

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

Reimbursement of Fees

From April 1, 2010 to June 30, 2011 the Depositary collected annual depositary services fees equal to approximately $5.73 million from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2011, under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2011, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2011, based on the criteria established in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2011.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s (the “Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2011, 2010 and 2009 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated July 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Dublin, Ireland

July 25, 2011

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the 2011 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Declan McKeon qualifies as an “audit committee financial expert” within the meaning of this Item 16A. Mr. McKeon is “independent” for purposes of the listing rules of NASDAQ.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2011, 2010 and 2009:

	Year ended March 31,
	2011	2010	2009
	(millions)
Audit fees	€0.4	€0.5	€0.5
Tax fees	€0.4	€0.3	€0.3

Total fees	€0.8	€0.8	€0.8

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2011, March 31, 2010 and March 31, 2009	F-2

Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2011, March 31, 2010 and March 31, 2009	F-3

Consolidated Comprehensive Income Statements of Ryanair Holdings plc for the Years Ended March 31, 2011, March 31, 2010 and March 31, 2009	F-4

Consolidated Statements of Changes in Shareholders’ Equity of Ryanair Holdings plc for the Years ended March 31, 2011, March 31, 2010 and March 31, 2009	F-5

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years Ended March 31, 2011, March 31, 2010 and March 31, 2009	F-6

Notes	F-7

Item 19.	Exhibits

1.1	Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report.

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

8.1

List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

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

Date: July 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2011, 2010 and 2009 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 25, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Dublin, Ireland

July 25, 2011

Consolidated Balance Sheets

		At March 31, 2011	At March 31, 2010	At March 31, 2009
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	4,933.7	4,314.2	3,644.8
Intangible assets	3	46.8	46.8	46.8
Available for sale financial assets	4	114.0	116.2	93.2
Derivative financial instruments	5	23.9	22.8	60.0

Total non-current assets		5,118.4	4,500.0	3,844.8

Current assets
Inventories	6	2.7	2.5	2.1
Other assets	7	99.4	80.6	91.0
Current tax	12	0.5	—	—
Trade receivables	8	50.6	44.3	41.8
Derivative financial instruments	5	383.8	122.6	130.0
Restricted cash	9	42.9	67.8	291.6
Financial assets: cash > 3 months		869.4	1,267.7	403.4
Cash and cash equivalents		2,028.3	1,477.9	1,583.2

Total current assets		3,477.6	3,063.4	2,543.1

Total assets		8,596.0	7,563.4	6,387.9

Current liabilities
Trade payables		150.8	154.0	132.7
Accrued expenses and other liabilities	10	1,224.3	1,088.2	905.8
Current maturities of debt	11	336.7	265.5	202.9
Current tax	12	—	0.9	0.4
Derivative financial instruments	5	125.4	41.0	137.4

Total current liabilities		1,837.2	1,549.6	1,379.2

Non-current liabilities
Provisions	13	89.6	102.9	72.0
Derivative financial instruments	5	8.3	35.4	54.1
Deferred tax	12	267.7	199.6	155.5
Other creditors	14	126.6	136.6	106.5
Non-current maturities of debt	11	3,312.7	2,690.7	2,195.5

Total non-current liabilities		3,804.9	3,165.2	2,583.6

Shareholders’ equity
Issued share capital	15	9.5	9.4	9.4
Share premium account	15	659.3	631.9	617.4
Capital redemption reserve		0.5	0.5	0.5
Retained earnings		1,967.6	2,083.5	1,777.7
Other reserves	16	317.0	123.3	20.1

Shareholders’ equity		2,953.9	2,848.6	2,425.1

Total liabilities and shareholders’ equity		8,596.0	7,563.4	6,387.9

The accompanying notes are an integral part of the financial information.

Consolidated Income Statements

		Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	Note	€M	€M	€M
Operating revenues
Scheduled revenues		2,827.9	2,324.5	2,343.9
Ancillary revenues	17	801.6	663.6	598.1

Total operating revenues—continuing operations	17	3,629.5	2,988.1	2,942.0

Operating expenses
Staff costs	18	(376.1)	(335.0)	(309.3)
Depreciation	2	(277.7)	(235.4)	(256.1)
Fuel and oil		(1,227.0)	(893.9)	(1,257.1)
Maintenance, materials and repairs		(93.9)	(86.0)	(66.8)
Aircraft rentals		(97.2)	(95.5)	(78.2)
Route charges		(410.6)	(336.3)	(286.6)
Airport and handling charges		(491.8)	(459.1)	(443.4)
Marketing, distribution and other		(154.6)	(144.8)	(151.9)
Icelandic volcanic ash related cost		(12.4)	—	—

Total operating expenses		(3,141.3)	(2,586.0)	(2,849.4)

Operating profit—continuing operations		488.2	402.1	92.6

Other income/(expense)
Finance income		27.2	23.5	75.5
Finance expense	20	(93.9)	(72.1)	(130.5)
Foreign exchange gain/(loss)		(0.6)	(1.0)	4.4
Loss on impairment of available-for-sale financial asset	4	—	(13.5)	(222.5)
Gain on disposal of property, plant and equipment		—	2.0	—

Total other income/(expense)		(67.3)	(61.1)	(273.1)

Profit/(loss) before tax		420.9	341.0	(180.5)
Tax (expense)/benefit on profit/(loss) on ordinary activities	12	(46.3)	(35.7)	11.3

Profit/(loss) for the year—all attributable to equity holders of parent		374.6	305.3	(169.2)

Basic earnings/(losses) per ordinary share (euro cent)	22	25.21	20.68	(11.44)
Diluted earnings per ordinary share (euro cent)	22	25.14	20.60	(11.44)
Number of ordinary shares (in Ms)	22	1,485.7	1,476.4	1,478.5
Number of diluted shares (in Ms)	22	1,490.1	1,481.7	1,478.5

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Comprehensive Income

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Profit/(loss) for the year	374.6	305.3	(169.2)

Other comprehensive income:

Net actuarial gain/(loss) from retirement benefit plans	5.0	—	(7.5)

Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	227.1	129.8	256.8
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(15.2)	(16.7)	(1.0)
Net change in fair value of cash-flow hedges transferred to profit or loss	(14.8)	(50.8)	(115.6)

Net movements in cash-flow hedge reserve	197.1	62.3	140.2

Available for sale financial asset:
Net (decrease)/increase in fair value of available-for-sale asset	(2.2)	23.0	(222.5)
Impairment of available-for-sale asset written off to the income statement	—	13.5	222.5

Net movements in available-for-sale financial asset reserve	(2.2)	36.5	—

Total other comprehensive income for the year, net of income tax	199.9	98.8	132.7

Total comprehensive income/(loss) for the year—all attributable to equity holders of parent	574.5	404.1	(36.5)

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares	Issued Share Capital	Share Premium Account	Retained Earnings	Capital Redemption Reserve	Other Reserves		Total
						Hedging	Other Reserves
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2008	1,490.8	9.5	615.8	2,000.4	0.4	(142.2)	18.3	2,502.2

(Loss) for the year	—	—	—	(169.2)	—	—	—	(169.2)
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(7.5)	—	—	—	(7.5)
Net movements in cash-flow reserve	—	—	—	—	—	140.2	—	140.2

Total other comprehensive income	—	—	—	(7.5)	—	140.2	—	132.7

Total comprehensive (loss)/income	—	—	—	(176.7)	—	140.2	—	(36.5)
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	0.7	—	1.6	—	—	—	—	1.6
Repurchase of ordinary equity shares	(18.1)	—	—	(46.0)	—	—	—	(46.0)
Capital redemption reserve fund	—	(0.1)	—	—	0.1	—	—	—
Share-based payments	—	—	—	—	—	—	3.8	3.8

Balance at March 31, 2009	1,473.4	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1

Profit for the year	—	—	—	305.3	—	—	—	305.3
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	62.3	—	62.3
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	36.5	36.5
Total other comprehensive income	—	—	—	—	—	62.3	36.5	98.8

Total comprehensive income	—	—	—	305.3	—	62.3	36.5	404.1

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	5.5	—	14.5	—	—	—	—	14.5
Share-based payments	—	—	—	—	—	—	4.9	4.9
Transfer of exercised and expired share-based awards	—	—	—	0.5	—	—	(0.5)	—

Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6

Profit for the year	—	—	—	374.6	—	—	—	374.6
Other comprehensive income
Net actuarial gains from retirement benefits plan	—	—	—	5.0	—	—	—	5.0
Net movements in cash-flow reserve	—	—	—	—	—	197.1	—	197.1
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	(2.2)	(2.2)

Total other comprehensive income/(loss)	—	—	—	5.0	—	197.1	(2.2)	199.9

Total comprehensive income	—	—	—	379.6	—	197.1	(2.2)	574.5
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	10.7	0.1	27.4	—	—	—	—	27.5
Share-based payments	—	—	—	—	—	—	3.3	3.3
Transfer of exercised and expired share-based awards	—	—	—	4.5	—	—	(4.5)	—
Dividend paid	—	—	—	(500.0)	—	—	—	(500.0)

Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9

The accompanying notes are an integral part of the financial information.

Consolidated Statements of Cash Flows

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Operating activities
Profit/(loss) before tax	420.9	341.0	(180.5)

Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities
Depreciation	277.7	235.4	256.1
Increase in inventories	(0.2)	(0.4)	(0.1)
Increase in trade receivables	(6.3)	(2.5)	(7.6)
(Increase)/decrease in other current assets	(20.9)	11.6	73.8
(Decrease)/increase in trade payables	(3.2)	21.3	3.4
Increase in accrued expenses	135.0	189.7	13.3
(Decrease)/increase in other creditors	(10.0)	30.1	6.6
(Decrease)/increase in maintenance provisions	(7.9)	30.7	19.0
Gain on disposal of property, plant and equipment	—	(2.0)	—
Loss on impairment of available-for-sale financial asset	—	13.5	222.5
Decrease/(increase) in interest receivable	1.6	(1.2)	4.8
Increase/(decrease) in interest payable	2.3	(0.5)	(3.5)
Retirement costs	(0.1)	(0.1)	(0.3)
Share-based payments	3.3	4.9	3.8
Income tax (paid)/refunded	(5.9)	—	1.9

Net cash provided by operating activities	786.3	871.5	413.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(897.2)	(997.8)	(702.0)
Proceeds from sale of property, plant and equipment	—	89.2	314.2
Purchase of equities classified as available for sale	—	—	(4.2)
Decrease in restricted cash	24.9	223.8	0.8
Decrease/(increase) in financial assets: cash > 3 months	398.3	(864.3)	2.9

Net cash used in investing activities	(474.0)	(1,549.1)	(388.3)

Financing activities
Shares purchased under share buy-back programme	—	—	(46.0)
Net proceeds from shares issued	27.4	14.5	1.6
Dividend paid	(500.0)	—	—
Proceeds from long term borrowings	991.4	788.1	459.0
Repayments of long term borrowings	(280.7)	(230.3)	(327.1)

Net cash provided by financing activities	238.1	572.3	87.5

Increase/(decrease) in cash and cash equivalents	550.4	(105.3)	112.4
Cash and cash equivalents at beginning of year	1,477.9	1,583.2	1,470.8

Cash and cash equivalents at end of year	2,028.3	1,477.9	1,583.2

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1	Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2011 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the EU, which are effective for the year ended and as at March 31, 2011. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts, 1963 to 2009.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

From April 1, 2010 the Company has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively and has had no impact in the current year as no acquisitions have taken place. In addition, there were no other new standards, interpretations or amendments to existing standards adopted for the first time during the year ended March 31, 2011, which had a material impact on our financial position or results from operations.

Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the majority of the group companies. They are prepared on the historical cost basis, except for derivative financial instruments and available-for-sale securities which are stated at fair value, and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Any non-current assets classified as held for sale are stated at the lower of cost and fair value less costs to sell.

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

Long-lived assets

As of March 31, 2011, Ryanair had €4.9 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods. Aircraft are depreciated over a useful life of 23 years from the date of manufacture to residual value.

Heavy maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2011. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair has the power either directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

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

Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as the fair value of the consideration transferred, plus the recognised amount of any non-controlling interests in the acquire, less the net recognised amount of the identifiable assets acquired and liabilities assumed.

Acquisitions between January 1, 2004 and January 1, 2010

For acquisitions between January 1, 2004 and January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the recognised amount of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Acquisitions prior to January 1, 2004 (date of transition to IFRSs)

As part of its transition to the IFRSs, the Company elected to restate only those business combinations that occurred on or after January 1, 2003. Prior to January 1, 2003, goodwill represented the amount recognised under the Company’s previous accounting framework, Irish GAAP.

Foreign currency translation

Items included in the financial statements of each of the group entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in euro, which is the functional currency of the majority of the group entities.

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were affected. Foreign currency differences arising on retranslation are recognised in profit and loss, except for differences arising on qualifying cash-flow hedges, which are recognised in other comprehensive income.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and provisions for impairments, if any. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from other comprehensive income of any gain or loss on qualifying cash-flow hedges of foreign currency purchases of property, plant and equipment. Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight-line basis over their expected useful lives at the following annual rates:

Rate of Depreciation
Plant and equipment (excluding aircraft)	20-33.3%
Fixtures and fittings	20%
Motor vehicles	33.3%
Hangar and buildings	5%

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Aircraft at March 31, 2011	Useful Life	Residual Value
Boeing 737-800s	221(a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

(a)	The Company operated 272 aircraft as of March 31, 2011, of which 51 were leased.

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods.

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

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

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

All other maintenance costs, other than major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts costs associated with leased aircraft, are expensed as incurred.

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

Available-for-sale securities

The Company holds certain equity securities, which are classified as available-for-sale, and are measured at fair value, less incremental direct costs, on initial recognition. Such securities are classified as available-for-sale, rather than as an investment in an associate if the Company does not have the power to exercise significant influence over the investee. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised in other comprehensive income and reflected in the shareholders equity in the consolidated balance sheet. The fair values of available-for-sale securities are determined by reference to quoted prices at each reporting date. When an investment is de-recognised the cumulative gain or loss in other comprehensive income is transferred to the income statement.

Such securities are considered to be impaired if there is objective evidence which indicates that events have occurred that can reasonably be expected to adversely affect the future cash flows of the securities, such that the future cash flows do not support the current fair value of the securities. This includes where there is a significant or prolonged decline in the fair value below its cost. All impairment losses are recognised in the income statement and any cumulative loss in respect of an available-for-sale asset recognised previously in other comprehensive income is also transferred to the income statement.

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

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss also being recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on invoiced price on an average basis for all stock categories. Net realisable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

Trade and other receivables and payables

Trade and other receivables and payables are stated on initial recognition at fair value plus any incremental direct costs and subsequently at amortised cost, net of any impairment losses, which approximates fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

Cash represents cash held at banks and available on demand, and is categorised for measurement purposes as “loans and receivables.”

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

Other leases are operating leases and the associated leased assets are not recognised on the Company’s balance sheet. Expenditure arising under operating leases is charged to the income statement as incurred. The Company also enters into sale-and-leaseback transactions whereby it sells the rights to acquire an aircraft to an external party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal where the price achieved is not considered to be at fair value is spread over the period during which the asset is expected to be used. The profit or loss amount deferred is included within “other creditors” and divided into components of greater than and less than one year.

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

Revenues

Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognised in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and a provision for government tax refund claims attributable to unused tickets, and is included in accrued expenses and other liabilities. Revenue, net of government taxes, is released to the income statement as passengers fly. Unused tickets are recognised as revenue on a systematic basis, such that twelve months of time expired revenues are recognised in revenue in each fiscal year. Miscellaneous fees charged for any changes to flight tickets are recognised in revenue immediately.

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

Income taxes including deferred income taxes

Income tax on the profit or loss for a year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income (such as certain hedging derivative financial instruments, available-for-sale assets, pensions and other post-retirement obligations). Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date.

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

Prospective accounting changes, new standards and interpretations not yet adopted

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations, except for IFRS 9, which may impact the classification and measurement of some of the Company’s financial instruments. The Company does not currently plan to early adopt this standard.

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” (effective for fiscal periods beginning on or after July 1, 2010).

•	IAS 24 (revised 2009), “Related Party Disclosures” (effective for fiscal periods beginning on or after January 1, 2011).

•	Amendments to IFRIC 14, “IAS 19—The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction” (effective for fiscal periods beginning on or after January 1, 2011).

•	Amendments to IFRS 7, “Disclosure—Transfers of Financial Assets” (effective for fiscal periods beginning on or after July 1, 2011).

•	Amendment to IAS 12, “Deferred Tax: Recovery of Underlying Assets” (effective for fiscal periods beginning on or after January 1, 2012).

•	IFRS 9, “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 10, “Consolidated Financial Statements” (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 11, “Joint Arrangements” (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 12, “Disclosure of Interests in other Entities” (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 13, “Fair Value Measurement” (effective for fiscal periods beginning on or after January 1, 2013).

•	IAS 27 (amended 2011) “Separate Financial Statements” (effective for fiscal periods beginning on or after January 1, 2013).

•	IAS 28 (amended 2011) “Investments in Associates and Joint Ventures” (effective for fiscal periods beginning on or after January 1, 2013).

•

The IASB’s third annual improvements project, “Improvements to International Financial Reporting Standards 2010”, published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis (generally effective for periods beginning on or after January 1, 2011)).

2	Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2011
Cost
At March 31, 2010	5,069.6	39.2	16.4	23.7	2.2	5,151.1
Additions in year	883.6	7.4	2.7	3.5	—	897.2
Disposals in year	—	—	—	—	—	—

At March 31, 2011	5,953.2	46.6	19.1	27.2	2.2	6,048.3

Depreciation
At March 31, 2010	794.4	8.9	12.3	19.4	1.9	836.9
Charge for year	270.7	2.2	2.5	2.2	0.1	277.7
Eliminated on disposals	—	—	—	—	—	—

At March 31, 2011	1,065.1	11.1	14.8	21.6	2.0	1,114.6

Net book value
At March 31, 2011	4,888.1	35.5	4.3	5.6	0.2	4,933.7

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2010
Cost
At March 31, 2009	4,220.5	38.5	15.2	20.2	2.1	4,296.5
Additions in year	992.3	0.7	1.2	3.5	0.1	997.8
Disposals in year	(143.2)	—	—	—	—	(143.2)

At March 31, 2010	5,069.6	39.2	16.4	23.7	2.2	5,151.1

Depreciation
At March 31, 2009	618.3	7.0	9.9	14.8	1.7	651.7
Charge for year	226.3	1.9	2.4	4.6	0.2	235.4
Eliminated on disposals	(50.2)	—	—	—	—	(50.2)

At March 31, 2010	794.4	8.9	12.3	19.4	1.9	836.9

Net book value
At March 31, 2010	4,275.2	30.3	4.1	4.3	0.3	4,314.2

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2009
Cost
At March 31, 2008	4,149.7	25.9	11.9	16.8	1.9	4,206.2
Additions in year	637.0	12.6	3.4	3.4	0.2	656.6
Disposals in year	(566.2)	—	(0.1)	—	—	(566.3)

At March 31, 2009	4,220.5	38.5	15.2	20.2	2.1	4,296.5

Depreciation
At March 31, 2008	597.2	5.5	7.7	12.4	1.3	624.1
Charge for year	249.5	1.5	2.3	2.4	0.4	256.1
Eliminated on disposals	(228.4)	—	(0.1)	—	—	(228.5)

At March 31, 2009	618.3	7.0	9.9	14.8	1.7	651.7

Net book value
At March 31, 2009	3,602.2	31.5	5.3	5.4	0.4	3,644.8

At March 31, 2011, aircraft with a net book value of €4,718.7 million (2010: €3,863.6 million; 2009: €3,163.3 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2011, the cost and net book value of aircraft includes €194.2 million (2010: €397.8 million; 2009: €405.3 million) in respect of advance payments on aircraft. This amount is not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts. In prior years, aircraft assets have also included the fair value of certain foreign currency firm commitments to buy aircraft, which are permitted to be included within the Company’s balance sheet as fair-value hedges, which had been undertaken in respect of these commitments. At March 31, 2011, the amount included in aircraft assets was nil (2010: nil; 2009: €0.7 million).

The net book value of assets held under finance leases at March 31, 2011, 2010 and 2009 was €635.1 million, €422.8 million and €435.5 million respectively.

There were no Boeing 737-800 aircraft disposed of during the year (2010: 3; 2009: 16). There is no agreement to dispose of further aircraft at future dates. The sale proceeds generated on the delivery of aircraft sold amounted to €65.6 million in fiscal year 2010 and €314.2 million in fiscal year 2009.

During the 2011 fiscal year, no accelerated depreciation (2010: nil; 2009: €51.6 million) arose in relation to aircraft disposals or agreements to dispose of aircraft at future dates.

3	Intangible assets

	At March 31,
	2011	2010	2009
	€M	€M	€M
Landing rights	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted using a rate that reflects management’s estimate of the long-term pre-tax return on capital employed for its scheduled airline business, estimated to be 7.10% for 2011, 2.96% for 2010 and 3.48% for 2009.

4	Available-for-sale financial assets

	At March 31,
	2011	2010	2009
	€M	€M	€M
Investment in Aer Lingus	114.0	116.2	93.2

As at March 31, 2011 Ryanair’s total holding in Aer Lingus was 29.8% (2010: 29.8%; 2009: 29.8%). The balance sheet value of €114.0 million (2010: €116.2 million; 2009: €93.2 million) reflects the market value of this investment as at March 31, 2011. In accordance with the Company’s accounting policy, this asset is held at fair value with a corresponding adjustment to other comprehensive income following initial acquisition. All impairment losses are recognised in the income statement and any cumulative loss previously recognised in other comprehensive income is transferred to the income statement once an impairment is considered to have occurred. During the year, the Company recorded an impairment charge of nil (2010: €13.5 million; 2009: €222.5 million)

in the income statement on its Aer Lingus shareholding. All impairment losses are required to be recognised in the income statement and may not be subsequently reversed, while gains are recognised through other comprehensive income.

The movement on the available for sale financial asset from €116.2m at March 31, 2010 to €114.0 million at March 31, 2011 is comprised of a loss of €2.2 million, recognised through other comprehensive income, reflecting the decrease in the share price from €0.73 per share at March 31, 2010 to €0.72 per share at March 31, 2011. As noted above, all impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through other comprehensive income. However, as the investment has previously been impaired to €0.50 per share, in prior periods, the loss of €2.2 million represents a reversal of gains taken through other comprehensive income in prior periods but subsequent to the 2010 impairments and is therefore accounted for through other comprehensive income.

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

(iv)	Aer Lingus and its significant shareholder (the Irish government: 25.1%) have openly opposed Ryanair’s investment or participation in the company;

(v)

On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007);

(vi)

On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair’s request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus’ AGM; and

(vii)

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

The United Kingdom’s Office of Fair Trading (OFT) wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT’s investigation became time-barred within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s investigation.

5	Derivative financial instruments

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and objectives of the Company, which include controls over the procedures used to manage the main financial risks arising from the Company’s operations. Such risks comprise commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks. These instruments include borrowings, cash deposits and derivatives (principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts). It is the Company’s policy that no speculative trading in financial instruments takes place.

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2011, the Company had hedged approximately 77% of its estimated fuel exposure for the year ending March 31, 2012. At March 31, 2010, the Company had hedged approximately 85% of its estimated fuel exposure for the year ending March 31, 2011. At March 31, 2009, the Company had hedged approximately 75% of its estimated fuel exposure for the year ending March 31, 2010.

Foreign currency risk in relation to the Company’s trading operations largely arises in relation to non-euro currencies. These currencies are primarily U.K. pounds sterling and the U.S. dollar. The Company manages this risk by matching pounds sterling revenues against pounds sterling costs. Surplus pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and excess pounds sterling are converted into euro. Additionally, the Company swaps euro for U.S. dollars using forward currency contracts to cover any expected dollar outflows for these costs. From time to time, the Company also swaps euro for U.K. pounds sterling using forward currency contracts to hedge expected future surplus pounds sterling. During the year ended March 31, 2011, the Company also entered into a series of cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of US dollar denominated borrowings made during the year ended March 31, 2011.

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash—subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on certain derivative and other financing arrangements with Ryanair (restricted cash). At March 31, 2011, such restricted cash amounted to €42.9 million (2010: €67.8 million; 2009: €291.6 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

The Company utilises a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Company’s balance sheet and have been utilised to hedge against these particular risks arising in the normal course of the Company’s business. All have been designated as hedging derivatives for the purposes of IAS 39 and are fully set out below.

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Current assets
Gains on fair-value hedging instruments—maturing within one year	—	—	0.7
Gains on cash-flow hedging instruments—maturing within one year	383.8	122.6	129.3

	383.8	122.6	130.0

Non-current assets
Gains on cash flow hedging instruments—maturing after one year	23.9	22.8	60.0

	23.9	22.8	60.0

Total derivative assets	407.7	145.4	190.0

Current liabilities
Losses on cash flow hedging instruments—maturing within one year	(125.4)	(41.0)	(137.4)

	(125.4)	(41.0)	(137.4)

Non-current liabilities
Losses on cash flow hedging instruments—maturing after one year	(8.3)	(35.4)	(54.1)

	(8.3)	(35.4)	(54.1)

Total derivative liabilities	(133.7)	(76.4)	(191.5)

Net derivative financial instrument position at year-end	274.0	69.0	(1.5)

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value 2011	Fair value 2010	Fair value 2009
	€M	€M	€M
Interest rate swaps(a)
Less than one year(b)	(61.7)	(41.0)	(30.7)
Between one and five years	7.7	(38.6)	(49.8)
After five years	16.2	3.2	(4.3)

	(37.8)	(76.4)	(84.8)

Foreign currency forward contracts(a)
Less than one year	(63.7)	80.0	130.0
Between one and five years	(8.2)	22.8	60.0
After five years	(0.1)	—	—

	(72.0)	102.8	190.0

Commodity forward contracts
Less than one year	383.8	42.6	(106.7)

	383.8	42.6	(106.7)

Net derivative position at year end	274.0	69.0	(1.5)

(a)

Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.

(b)

€61.7 million interest rate swap financial liabilities falling due within one year, includes €7.9 million derivative financial liabilities, falling due within one year, in respect of cross currency interest rate swaps (see Note 11 to the consolidated financial statements).

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

The Company also utilises cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of US dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these US dollar denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company’s US dollar denominated debt to Euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted US dollar variable interest payments on the Company’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current year. The Company did not enter into cross currency interest rate swaps in fiscal years ended March 31, 2010 or 2009.

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

The (gains)/losses on the aircraft firm commitments are recognised as part of the capitalised cost of aircraft additions, within property, plant and equipment. The (gains)/losses on interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft firm commitments) are recognised in the income statement when the hedged transaction occurs. The (gains)/losses on the hedged item attributable to the hedged risk for fair-value hedges associated with foreign currency on aircraft firm commitments, which equalled nil in the 2011 fiscal year (2010: nil; 2009: gains of €0.7 million), are matched by the (gains)/losses recognised in relation to the fair value of hedging instruments of the same amount in the above table, due to the effectiveness of the Company’s hedge arrangements.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2011	2010	2009
	€M	€M	€M
Commodity forward contracts
Recognised in fuel and oil operating expenses, net of tax	(39.5)	(20.2)	(94.7)

Interest rate swaps
Recognised in finance expense, net of tax	21.2	(32.9)	(10.5)

Foreign currency forward contracts
Recognised in fuel and oil operating expenses, net of tax	3.5	2.3	(10.4)

	(14.8)	(50.8)	(115.6)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2011	2010	2009
	€M	€M	€M
Foreign currency forward contracts
Recognised in property plant and equipment—aircraft additions	(15.2)	(16.7)	(1.0)

	(15.2)	(16.7)	(1.0)

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur, as of March 31, 2011, 2010 and 2009:

	Carrying Amount	Expected Cash Flows	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Interest rate swaps	(37.8)	(18.7)	(19.6)	(9.5)	(1.6)	2.8	9.2
U.S. dollar currency forward contracts	(72.0)	(72.7)	(63.7)	(8.6)	(0.1)	(0.1)	(0.2)
Commodity forward contracts	383.8	383.8	383.8	—	—	—	—

	274.0	292.4	300.5	(18.1)	(1.7)	2.7	9.0

	Carrying Amount	Expected Cash Flows	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Interest rate swaps	(76.4)	(149.2)	(44.2)	(37.8)	(23.9)	(17.8)	(25.5)
U.S. dollar currency forward contracts	99.8	107.9	83.4	24.4	0.1	—	—
U.K. pounds sterling currency forward contracts	3.0	3.0	3.0	—	—	—	—
Commodity forward contracts	42.6	42.6	42.6	—	—	—	—

	69.0	4.3	84.8	(13.4)	(23.8)	(17.8)	(25.5)

	Carrying Amount	Expected Cash Flows	2010	2011	2012	2013	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Interest rate swaps	(84.8)	(92.3)	(22.0)	(25.2)	(19.6)	(10.9)	(14.6)
U.S. dollar currency forward contracts	189.3	182.8	123.1	38.3	21.3	0.1	—
Commodity forward contracts	(106.7)	(106.7)	(106.7)	—	—	—	—

	(2.2)	(16.2)	(5.6)	13.1	1.7	(10.8)	(14.6)

The following tables indicate the periods in which cash flows associated with derivatives designated as cash-flow hedges were expected to impact profit or loss, as of March 31, 2011, 2010 and 2009:

	Carrying Amount	Expected Cash flows	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Interest rate swaps	(37.8)	(18.7)	(19.6)	(9.5)	(1.6)	2.8	9.2
U.S. dollar currency forward contracts	(75.7)	(76.3)	(68.3)	(7.6)	(0.1)	(0.1)	(0.2)
U.S. dollar currency forward contracts capitalised in property plant and equipment—aircraft additions	3.7	3.6	4.6	(1.0)	—	—	—
Commodity forward contracts	383.8	383.8	383.8	—	—	—	—

	274.0	292.4	300.5	(18.1)	(1.7)	2.7	9.0

	Carrying Amount	Expected Cash flows	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Interest rate swaps	(76.4)	(149.2)	(44.2)	(37.8)	(23.9)	(17.8)	(25.5)
U.S. dollar currency forward contracts	40.3	44.6	38.6	5.9	0.1	—	—
U.S. dollar currency forward contracts capitalised in property plant and equipment—aircraft additions	59.5	63.3	44.8	18.5	—	—	—
U.K. pounds sterling currency forward contracts	3.0	3.0	3.0	—	—	—	—
Commodity forward contracts	42.6	42.6	42.6	—	—	—	—

	69.0	4.3	84.8	(13.4)	(23.8)	(17.8)	(25.5)

	Carrying Amount	Expected Cash flows	2010	2011	2012	2013	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Interest rate swaps	(84.8)	(92.3)	(22.0)	(25.2)	(19.6)	(10.9)	(14.6)
U.S. dollar currency forward contracts	46.0	43.6	43.8	(0.4)	0.1	0.1	—
U.S. dollar currency forward contracts capitalised in property plant and equipment—aircraft additions	143.3	139.2	79.3	38.7	21.2	—	—
Commodity forward contracts	(106.7)	(106.7)	(106.7)	—	—	—	—

	(2.2)	(16.2)	(5.6)	13.1	1.7	(10.8)	(14.6)

6	Inventories

	At March 31,
	2011	2010	2009
	€M	€M	€M
Consumables	2.7	2.5	2.1

In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.

7	Other assets

	At March 31,
	2011	2010	2009
	€M	€M	€M
Prepayments	94.5	74.1	67.2
Interest receivable	4.9	6.5	5.2
Refundable operating lease deposits	—	—	15.8
Value Added Tax recoverable	—	—	2.8

	99.4	80.6	91.0

All amounts fall due within one year.

8	Trade receivables

	At March 31,
	2011	2010	2009
	€M	€M	€M
Trade receivables	50.7	44.4	41.9
Provision for impairment	(0.1)	(0.1)	(0.1)

	50.6	44.3	41.8

All amounts fall due within one year.

The movement in the provision for trade receivable impairments is as follows:

	Balance at beginning of year	Additions charged to expenses	Write-offs	Balance at end of year
	€M	€M	€M	€M
Year ended March 31, 2011	0.1	—	—	0.1
Year ended March 31, 2010	0.1	—	—	0.1
Year ended March 31, 2009	0.1	—	—	0.1

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2011, March 31, 2010 or at March 31, 2009.

At March 31, 2011 €0.7 million (2010: €0.6 million; 2009: €0.7 million) of our total accounts receivable balance were past due, of which €0.1 million (2010: €0.1 million; 2009: €0.1 million) was impaired and provided for and €0.6 million (2010: €0.5 million; 2009: €0.6 million) was considered past due but not impaired.

9	Restricted cash

Restricted cash consists of €42.9 million (2010: €67.8 million; 2009: €291.6 million) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Company.

10	Accrued expenses and other liabilities

	At March 31,
	2011	2010	2009
	€M	€M	€M
Accruals	273.2	260.3	226.4
Taxation	185.2	282.3	231.9
Unearned revenue	765.9	545.6	447.5

	1,224.3	1,088.2	905.8

Taxation comprises:

	At March 31,
	2011	2010	2009
	€M	€M	€M
PAYE (payroll taxes)	5.3	4.3	3.9
Value Added Tax	—	1.7	—
Other tax (principally air passenger duty)	179.9	276.3	228.0

	185.2	282.3	231.9

11	Financial instruments and financial risk management

The Company utilises financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company’s operations. Derivative financial instruments are contractual agreements with a value that reflects price movements in an underlying asset. The Company uses derivative financial instruments, principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts to manage commodity risks, interest rate risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company’s policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in Note 5 to the consolidated financial statements.

(a)	Financial assets and financial liabilities—fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2011, 2010 and 2009 were as follows:

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M
At March 31, 2011
Available-for-sale financial assets	114.0	—	—	—	114.0	114.0
Cash and cash equivalents	—	—	—	2,028.3	2,028.3	2,028.3
Financial asset: cash > 3 months	—	—	—	869.4	869.4	869.4
Restricted cash	—	—	—	42.9	42.9	42.9
Derivative financial instruments
—Jet fuel derivative contracts	—	383.8	—	—	383.8	383.8
—Interest rate swaps	—	23.9	—	—	23.9	23.9
Trade receivables	—	—	—	50.6	50.6	50.6

Total financial assets at March 31, 2011	114.0	407.7	—	2,991.2	3,512.9	3,512.9

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M
At March 31, 2010
Available-for-sale financial assets	116.2	—	—	—	116.2	116.2
Cash and cash equivalents	—	—	—	1,477.9	1,477.9	1,477.9
Financial asset: cash > 3 months	—	—	—	1,267.7	1,267.7	1,267.7
Restricted cash	—	—	—	67.8	67.8	67.8
Derivative financial instruments
—U.S. dollar currency forward contracts	—	99.8	—	—	99.8	99.8
—U.K. pounds sterling currency forward contracts	—	3.0	—	—	3.0	3.0
—Jet fuel derivative contracts	—	42.6	—	—	42.6	42.6
Trade receivables	—	—	—	44.3	44.3	44.3

Total financial assets at March 31, 2010	116.2	145.4	—	2,857.7	3,119.3	3,119.3

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M
At March 31, 2009
Available-for-sale financial assets	93.2	—	—	—	93.2	93.2
Cash and cash equivalents	—	—	—	1,583.2	1,583.2	1,583.2
Financial asset: cash > 3 months	—	—	—	403.4	403.4	403.4
Restricted cash	—	—	—	291.6	291.6	291.6
Derivative financial instruments
—FX on aircraft purchase firm commitments	—	—	0.7	—	0.7	0.7
—U.S. dollar currency forward contracts	—	189.3	—	—	189.3	189.3
Trade receivables	—	—	—	41.8	41.8	41.8

Total financial assets at March 31, 2009	93.2	189.3	0.7	2,320.0	2,603.2	2,603.2

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Amortised Cost	Cash-Flow Hedges	Fair-Value Hedges	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2011
Long-term debt	3,649.4	—	—	3,649.4	3,621.1
Derivative financial instruments
—U.S. dollar currency forward contracts	—	72.0	—	72.0	72.0
—Interest rate swaps	—	61.7	—	61.7	61.7
Aircraft maintenance provision on operating leased aircraft	84.7	—	—	84.7	84.7
Trade payables	150.8	—	—	150.8	150.8
Accrued expenses	273.2	—	—	273.2	273.2

Total financial liabilities at March 31, 2011	4,158.1	133.7	—	4,291.8	4,263.5

At March 31, 2010
Long-term debt	2,956.2	—	—	2,956.2	2,955.8
Derivative financial instruments
—Interest rate swaps	—	76.4	—	76.4	76.4
Aircraft maintenance provision on operating leased aircraft	92.6	—	—	92.6	92.6
Trade payables	154.0	—	—	154.0	154.0
Accrued expenses	260.3	—	—	260.3	260.3

Total financial liabilities at March 31, 2010	3,463.1	76.4	—	3,539.5	3,539.1

At March 31, 2009
Long-term debt	2,398.4	—	—	2,398.4	2,398.1
Derivative financial instruments
—Interest rate swaps	—	84.8	—	84.8	84.8
—Jet fuel derivative contracts	—	106.7	—	106.7	106.7
Aircraft maintenance provision on operating leased aircraft	61.9	—	—	61.9	61.9
Trade payables	132.7	—	—	132.7	132.7
Accrued expenses	226.4	—	—	226.4	226.4

Total financial liabilities at March 31, 2009	2,819.4	191.5	—	3,010.9	3,010.6

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

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2011, 2010, and 2009 which would be payable to a third party to assume the obligations.

Derivatives—interest rate swaps: Discounted cash-flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash-flow analyses are based on forward interest rates.

Derivatives—currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2011, 2010 and 2009 has been made.

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

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2011
Assets measured at fair value
Available-for-sale financial asset	114.0	—	—	114.0
Cash-flow hedges—jet fuel derivative contracts	—	383.8	—	383.8
Cash-flow hedges—interest rate swaps	—	23.9	—	23.9

	114.0	407.7	—	521.7

Liabilities measured at fair value
Cash-flow hedges—US dollar currency forward contracts	—	(72.0)	—	(72.0)
Cash-flow hedges—interest rate swaps	—	(61.7)	—	(61.7)

	—	(133.7)	—	(133.7)

During the year ended March 31, 2011, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

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

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2009
Assets measured at fair value
Available-for-sale financial asset	93.2	—	—	93.2
Cash-flow hedges—US dollar currency forward contracts	—	190.0	—	190.0

	93.2	190.0	—	283.2

Liabilities measured at fair value
Cash-flow hedges—interest rate swaps	—	(84.8)	—	(84.8)
Cash-flow hedges—jet fuel derivative contracts	—	(106.7)	—	(106.7)

	—	(191.5)	—	(191.5)

During the year ended March 31, 2009, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(b)	Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Jet fuel forward contracts—fair value	383.8	42.6	(106.7)

All of the above commodity contracts mature within the year and are matched against highly probable forecast fuel purchases.

(c)	Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2011, the Company had total borrowings of €3,649.4 million (2010: €2,956.2 million; 2009: €2,398.4 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 185 Boeing 737-800 “next generation” aircraft (2010: 151; 2009: 109). The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to 30 aircraft held under finance leases (2010: 20; 2009: 20), six aircraft financed by way of other commercial debt (2010: 6; 2009: 6) and aircraft simulators.

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2011 was as follows:

	Weighted average fixed rate	2012	2013	2014	2015	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	3.03%	57.4	58.3	60.5	62.7	251.9	490.8
Debt swapped from floating to fixed	4.12%	138.2	142.0	146.0	148.0	692.0	1,266.2

Secured long-term debt after swaps	3.81%	195.6	200.3	206.5	210.7	943.9	1,757.0
Finance leases	2.80%	—	—	—	38.9	247.7	286.6

Total fixed rate debt		195.6	200.3	206.5	249.6	1,191.6	2,043.6

Floating rate
Secured long-term debt		230.6	237.5	244.9	250.4	1,348.1	2,311.5
Debt swapped from floating to fixed		(138.2)	(142.0)	(146.0)	(148.0)	(692.0)	(1,266.2)

Secured long-term debt after swaps	1.57%	92.4	95.5	98.9	102.4	656.1	1,045.3
Finance leases	2.39%	48.7	51.0	53.4	55.8	351.6	560.5

Total floating rate debt	1.86%	141.1	146.5	152.3	158.2	1,007.7	1,605.8

Total financial liabilities		336.7	346.8	358.8	407.8	2,199.3	3,649.4

All of the above debt maturing after 2015 will mature between 2015 and 2023.

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

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2009 was as follows:

	Weighted average fixed rate	2010	2011	2012	2013	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	5.81%	1.0	1.0	1.0	—	—	3.0
Debt swapped from floating to fixed	5.96%	63.3	64.8	66.4	68.0	214.6	477.1

Secured long-term debt after swaps	5.96%	64.3	65.8	67.4	68.0	214.6	480.1
Finance leases	2.63%	—	—	—	—	187.0	187.0

Total fixed rate debt		64.3	65.8	67.4	68.0	401.6	667.1

Floating rate
Secured long-term debt		170.9	176.4	182.3	188.4	1,089.6	1,807.6
Debt swapped from floating to fixed		(63.3)	(64.8)	(66.4)	(68.0)	(214.6)	(477.1)

Secured long-term debt after swaps	2.12%	107.6	111.6	115.9	120.4	875.0	1,330.5
Finance leases	2.63%	31.1	32.5	34.0	35.5	267.7	400.8

Total floating rate debt	2.20%	138.7	144.1	149.9	155.9	1,142.7	1,731.3

Total financial liabilities		203.0	209.9	217.3	223.9	1,544.3	2,398.4

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Balance at start of year	2,956.2	2,398.4	2,266.5
Loans raised to finance aircraft acquisitions—denominated in euro	751.2	788.1	459.0
Loans raised to finance aircraft acquisitions—denominated in USD	240.2	—	—
Repayments of amounts borrowed	(280.7)	(230.3)	(327.1)
Foreign exchange gain on conversion of US dollar loans	(17.5)	—	—

Balance at end of year	3,649.4	2,956.2	2,398.4

Less than one year	336.7	265.5	202.9
More than one year	3,312.7	2,690.7	2,195.5

	3,649.4	2,956.2	2,398.4

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2012	2013	2014	2015	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Long term debt and finance leases
—Fixed rate debt	3.67%	2,043.6	2,237.8	237.0	235.8	236.0	273.0	1,256.0
—Floating rate debt	1.86%	1,605.8	1,747.6	170.0	173.2	176.3	179.4	1,048.7

		3,649.4	3,985.4	407.0	409.0	412.3	452.4	2,304.7
Derivative financial instruments
—Interest rate swaps		37.8	18.7	19.6	9.5	1.6	(2.8)	(9.2)
—U.S. dollar currency forward contracts		72.0	72.7	63.7	8.6	0.1	0.1	0.2
Aircraft maintenance provision on operating leased aircraft		84.7	84.7	10.8	13.4	30.5	10.4	19.6
Trade payables		150.8	150.8	150.8	—	—	—	—
Accrued expenses		273.2	273.2	273.2	—	—	—	—

Total at March 31, 2011		4,267.9	4,585.5	925.1	440.5	444.5	460.1	2,315.3

		Total Carrying Value	Total Contractual Cash flows	2011	2012	2013	2014	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Long term debt and finance leases
—Fixed rate debt	3.89%	1,639.6	1,767.6	183.9	184.4	184.1	185.0	1,030.2
—Floating rate debt	1.35%	1,316.6	1,422.2	127.7	130.4	133.2	136.3	894.6

		2,956.2	3,189.8	311.6	314.8	317.3	321.3	1,924.8
Derivative financial instruments
—Interest rate swaps		76.4	149.2	44.2	37.8	23.9	17.8	25.5
Aircraft maintenance provision on operating leased aircraft		92.6	92.6	36.2	7.6	9.5	22.4	16.9
Trade payables		154.0	154.0	154.0	—	—	—	—
Accrued expenses		260.3	260.3	260.3	—	—	—	—

Total at March 31, 2010		3,539.5	3,845.9	806.3	360.2	350.7	361.5	1,967.2

		Total Carrying Value	Total Contractual Cash flows	2010	2011	2012	2013	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Long term debt and finance leases
—Fixed rate debt	5.96%	667.1	826.6	96.6	94.2	91.7	88.3	455.8
—Floating rate debt	2.20%	1,731.3	1,976.0	179.5	181.6	183.9	186.4	1,244.6

		2,398.4	2,802.6	276.1	275.8	275.6	274.7	1,700.4
Derivative financial instruments
—Interest rate swaps		84.8	92.3	22.0	25.2	19.6	10.9	14.6
—Jet fuel—derivative contracts		106.7	106.7	106.7	—	—	—	—
Aircraft maintenance provision on operating leased aircraft		61.9	61.9	—	14.5	13.8	8.4	25.2
Trade payables		132.7	132.7	132.7	—	—	—	—
Accrued expenses		226.4	226.4	226.4	—	—	—	—

Total at March 31, 2009		3,010.9	3,422.6	763.9	315.5	309.0	294.0	1,740.2

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2011, all of the Company’s cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 0.97% (2010: 0.93%; 2009: 1.84%)

	March 31, 2011		March 31, 2010		March 31, 2009
	Within 1 year	Total	Within 1 year	Total	Within 1 year	Total
	€M	€M	€M	€M	€M	€M
Financial assets
Cash and cash equivalents	2,028.3	2,028.3	1,477.9	1,477.9	1,583.2	1,583.2
Cash > 3 months	869.4	869.4	1,267.7	1,267.7	403.4	403.4
Restricted cash	42.9	42.9	67.8	67.8	291.6	291.6

Total financial assets	2,940.6	2,940.6	2,813.4	2,813.4	2,278.2	2,278.2

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependant on the principal amounts on deposit.

As described in Note 4 to the consolidated financial statements, the Company also held €114.0 million of an equity investment in Aer Lingus at March 31, 2011 (2010: €116.2 million; 2009: €93.2 million). This has no fixed maturity and is not interest bearing.

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

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2011, 2010 and 2009. Such amounts have been translated using the following year-end foreign currency rates in 2011: €/£: 0.8837; €/$: 1.4207 (2010: €/£: 0.8898; €/$: 1.3479, 2009: €/£: 0.9308; €/$: 1.3308).

	March 31, 2011			March 31, 2010			March 31, 2009
	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	33.8	—	38.2	35.6	—	40.0	24.4	—	26.3
USD cash and liquid resources	—	—	—	—	12.4	9.2	—	13.9	10.4

	33.8	—	38.2	35.6	12.4	49.2	24.4	13.9	36.7

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2011, 2010 and 2009. Such amounts have been translated using the following year-end foreign currency rates in 2011: €/$: 1.4207.

	March 31, 2011		March 31, 2010		March 31, 2009
	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
USD long term debt	341.3	240.2	—	—	—	—

	341.3	240.2	—	—	—	—

The Company has entered into cross currency interest rate swap arrangements to manage exposures to fluctuations in foreign exchange rates on these US dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these US dollar denominated floating rate borrowings. The fair value of these cross currency interest rate swap instruments at March 31, 2011 was €7.9 million, which has been classified within current liabilities, specifically derivative liabilities falling due within one year (see Note 5 to the consolidated financial statements).

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2011, 2010 and 2009:

	March 31, 2011		March 31, 2010		March 31, 2009
	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
Currency forward contracts
U.S. dollar currency forward contracts
—for fuel purchases	2,552.6	1,887.2	1,437.4	770.4	1,780.1	1,268.8
—for aircraft sales	—	—	—	—	(101.5)	(75.8)
—for aircraft purchases	584.2	410.8	1,123.8	1,021.8	1,464.0	985.0

	3,136.8	2,298.0	2,561.2	1,792.2	3,142.6	2,178.0

	March 31, 2011		March 31, 2010		March 31, 2009
	Stg £	euro equiv.	Stg £	euro equiv.	Stg £	euro equiv.
	£M	€M	£M	€M	£M	€M
Currency forward contracts
U.K pounds sterling currency forward contracts	—	—	122.3	140.3	—	—

	—	—	122.3	140.3	—	—

(e)	Equity risk

The Company has exposure to equity price risk primarily in relation to its 29.8% investment in Aer Lingus. The Company does not have significant influence over Aer Lingus and accordingly, this investment is classified as an available-for-sale financial asset rather than an investment in an associate. Additional information in relation to the available-for-sale financial asset can be found in Note 4 to the consolidated financial statements.

(f)	Credit risk

The Company holds significant cash balances, which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties’ market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties’ systemic importance to the financial systems of their home countries. The Company typically enters into deposits and derivative contracts with parties that have at least an “A” or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. While authorised to place funds on deposit for periods up to 18 months, the Company typically does not enter into deposits with a duration of more than 12 months. The Board of Directors monitors the return on capital as well as the level of dividends to ordinary shareholders on an ongoing basis.

The Company’s revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2011 €0.7 million (2010: €0.6 million, 2009: €0.7 million) of our total accounts receivable balance were past due, of which €0.1 million (2010: €0.1 million, 2009: €0.1 million) was impaired and provided for and €0.6 million (2010: €0.5 million, 2009: €0.6 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

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

The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2011 of €2,940.6 million (2010: €2,813.4 million; 2009: €2,278.2 million). During the year, the Company funded €897.2 million in purchases of property, plant and equipment. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related financing structures.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2012 fiscal year.

(h)	Guarantees

Details of the Company’s guarantees and the related accounting have been disclosed in Note 23 to the consolidated financial statements.

(i)	Sensitivity analysis

(i)

Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2011, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €10.9 million (net of tax) in net interest income and expense in the income statement (2010: €12.4 million; 2009: €2.4 million). All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii)

Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2011 would have a respective positive or negative impact on the income statement of €3.7 million (net of tax) (2010: €4.8 million; 2009: €3.6 million) and on equity of €201.1 million (net of tax) (2010: €153.0 million; 2009: €190.0 million).

(iii)

Equity price risk: A decrease of 10% in the Aer Lingus share price as of March 31, 2011 would result in a decrease of €11.4 million in the fair value of the available-for-sale financial assets (2010: €11.6 million; 2009: €9.3 million). The decrease would be recognised in other comprehensive income. An increase of 10% in the Aer Lingus share price at March 31, 2011 would result in an increase of €11.4 million in the fair value of the available-for-sale financial assets reserve (2010: €11.6 million; 2009: €9.3 million). Such an increase would be recognised in other comprehensive income.

12	Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Current tax (assets)/liabilities
Corporation tax (prepayment)/provision	(0.5)	0.9	0.4

Total current tax	(0.5)	0.9	0.4

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions, and available-for-sale securities	299.1	229.1	189.8

Total non-current deferred tax liabilities	299.1	229.1	189.8

Deferred tax (assets)
Net operating losses	(31.4)	(29.5)	(34.3)

Total non-current deferred tax assets	(31.4)	(29.5)	(34.3)

Total deferred tax liabilities (net)	267.7	199.6	155.5

Total tax liabilities (net)	267.2	200.5	155.9

	At March 31,
	2011	2010	2009
	€M	€M	€M
Reconciliation of current tax
At beginning of year	0.9	0.4	(1.6)
Corporation tax charge in year	4.4	0.8	0.7
Adjustment in respect of prior-year over-provision	—	(0.3)	(0.4)
Tax (paid)/refunded	(5.8)	—	1.7

At end of year	(0.5)	0.9	0.4

	At March 31,
	2011	2010	2009
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year	199.6	155.5	148.1
Adjustment in respect of prior year provisions	—	(1.7)	0.1
Recognition of deferred tax asset re net operating losses	—	—	(34.3)
Release of deferred tax asset for prior-year net operating losses	(1.9)	6.6	—
New temporary differences on property, plant and equipment, derivatives, pensions and other items	70.0	39.2	41.6

At end of year	267.7	199.6	155.5

As at March 31, 2011, a deferred tax asset of €31.4 million was recognised in respect of net operating losses incurred and available to carry forward to future periods (2010: €29.5 million, 2009: €34.3 million). The recoverability of the deferred tax asset is based on future income forecasts which demonstrate that it is more likely than not that future profits will be available in order to utilise the deferred tax asset. The deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

New temporary differences arising in the year to March 31, 2011 consisted of temporary differences of €43.7 million for property, plant and equipment recognised in the income statement, a charge of €25.6 million for derivatives and a charge of €0.7 million for pensions, all recognised in other comprehensive income. The charge in the year to March 31, 2010 consisted of temporary differences of a charge of €30.2 million for property, plant and equipment recognised in the income statement and a charge of €9.0 million for derivatives, all recognised in other comprehensive income. The charge in the year to March 31, 2009 consisted of temporary differences of a charge of €22.6 million for property, plant and equipment recognised in the income statement, a charge of €20.0 million for derivatives and a credit of €1.0 million for pensions, all recognised in other comprehensive income.

The components of the tax expense/(credit) in the income statement were as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Corporation tax charge in year	4.4	0.8	0.7
Adjustment in respect of prior-year provisions	0.1	(2.0)	(0.3)
Deferred tax charge/(credit) relating to origination and reversal of temporary differences	41.8	36.9	(11.7)

	46.3	35.7	(11.3)

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	%	%	%
Statutory rate of Irish corporation tax	12.5	12.5	(12.5)
Adjustments for earnings taxed at higher rates	0.2	0.1	1.0
Adjustments for earnings taxed at lower rates	(0.9)	(1.1)	(13.2)
Loss on impairment of available-for-sale financial asset	—	0.5	18.6
Adjustments for prior year over-provisions	—	(0.6)	(0.2)
Other differences	(0.8)	(0.9)	—

Total effective rate of taxation	11.0	10.5	(6.3)

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Defined benefit pension obligations	0.7	—	(1.1)
Derivative financial instruments	25.6	9.0	20.0

Total tax charge in other comprehensive income	26.3	9.0	18.9

The majority of current and deferred tax recorded in each of fiscal 2011, 2010 and 2009 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2011, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Arising on capital allowances and other temporary differences	265.5	221.8	191.4
Arising on net operating losses carried forward	(31.4)	(29.5)	(34.3)
Arising on derivatives	34.2	8.6	(0.3)
Arising on pensions	(0.6)	(1.3)	(1.3)

Total	267.7	199.6	155.5

At March 31, 2011, 2010 and 2009, the Company had fully provided for all required deferred tax assets and liabilities. There are no taxable temporary differences on overseas subsidiaries and, on that basis, no deferred tax has been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13	Provisions

	At March 31,
	2011	2010	2009
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft(a)	84.7	92.6	61.9
Provision for pension obligation(b)	4.9	10.3	10.1

	89.6	102.9	72.0

	At March 31,
	2011	2010	2009
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	92.6	61.9	42.8
Increase in provision during the year	31.3	30.7	19.1
Utilisation of provision upon the hand-back of aircraft	(39.2)	—	—

At end of year	84.7	92.6	61.9

During the 2011 fiscal year, the Company returned 10 aircraft held under operating lease to the lessors. The Company incurred €39.2 million satisfying the requirement to return the aircraft to the lessor in accordance with operating conditions specified in the lease agreements.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2011, 2010 and 2009 are as follows:

	Carrying value	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2011
Provision for leased aircraft maintenance	84.7	10.8	13.4	30.5	10.4	19.6

	Carrying value	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2010
Provision for leased aircraft maintenance	92.6	36.2	7.6	9.5	22.4	16.9

	Carrying value	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2009
Provision for leased aircraft maintenance	61.9	14.5	13.8	8.4	14.4	10.8

	At March 31,
	2011	2010	2009
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year	10.3	10.1	2.0
Movement during the year	(5.4)	0.2	8.1

At end of year	4.9	10.3	10.1

The present value of the net pension obligation before tax is €4.9 million (2010: €10.3 million; 2009: €10.1 million) in Ryanair Limited. See Note 21 to the consolidated financial statements for further details.

14	Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2011, Ryanair returned 10 sale-and-leaseback aircraft and entered into sale-and-leaseback arrangements for six (2010: 12; 2009: 8) new Boeing 737-800 “next generation” aircraft, bringing total sale-and-leaseback aircraft to 51 as at March 31, 2011.

15	Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2011	2010	2009
	€M	€M	€M
Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,489,574,915 ordinary equity shares of 0.635 euro cent each	9.5	—	—
1,478,935,935 ordinary equity shares of 0.635 euro cent each	—	9.4	—
1,473,356,159 ordinary equity shares of 0.635 euro cent each	—	—	9.4

The movement in the share capital balance year on year principally relates to 10.6 million (2010: 5.6 million; 2009: 0.7 million) new shares issued due to the exercise of share options. For the 2011 fiscal year there were no cancellations of shares relating to any share buy-backs (2010: nil; 2009: 18.1 million).

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2011	2010	2009
	€M	€M	€M
Balance at beginning of year	631.9	617.4	615.8
Share premium arising from the exercise of 10.6 million options in fiscal 2011, 5.6 million options in fiscal 2010 and 0.7 million options in fiscal 2009	27.4	14.5	1.6

Balance at end of year	659.3	631.9	617.4

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

Details of the share options outstanding are set out below:

	Share Options M	Weighted Average Exercise Price
Outstanding at March 31, 2008	34.8	€3.04

Exercised	(0.7)	€2.49
Granted	10.0	€2.56
Expired	(0.2)	€2.94
Forfeited	(2.2)	€3.00

Outstanding at March 31, 2009	41.7	€2.94

Exercised	(5.6)	€2.60
Expired	(0.2)	€2.83
Forfeited	(0.1)	€2.49

Outstanding at March 31, 2010	35.8	€3.00
Exercised	(10.6)	€2.58
Expired	(1.8)	€4.13
Forfeited	(0.0)	€3.77

Outstanding at March 31, 2011	23.4	€3.07

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2011 was €3.36 (2010: €3.68, 2009: €2.89). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the 2011 fiscal year were €4.20 and €2.78, respectively (2010: €3.77 and €2.74, respectively; 2009: €3.41 and €1.97, respectively). There were 12.9 million options exercisable at March 31, 2011 (2010: 14.1 million; 2009: 15.4 million). The average share price for the year was €3.60 (2010: €3.29, 2009: €2.83).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2011 fiscal year was €3.72 (2010: €3.50; 2009: €3.18).

At March 31, 2011 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options outstanding			Options exercisable
Range of exercise price (€)	Number outstanding M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)	Number exercisable M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)
2.21 – 4.96	23.4	2.6	3.07	12.9	1.2	3.42

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €3.3 million (2010: €4.9 million; 2009: €3.8 million) being recognised within the income statement in respect of employee services rendered, which was based on 22.6 million share options within the scope of IFRS 2 (2010: 23.2 million; 2009: 23.7 million) as compared to the total share options disclosed above (as permitted by the transitional rules in IFRS 1).

The weighted average fair value of the individual options granted during the years ended March 31, 2009 were estimated, using a binomial lattice model, based on the following assumptions. There were no share options granted during the years ended March 31, 2010 and 2011.

2009
Date granted	Sept 18, 2008
Date of earliest exercise	Sept 18, 2013
Date of expiration	Sept 18, 2015
Fair value	€1.02
Assumptions:
Risk-free interest rate	3.9%
Volatility(a)	40.0%
Dividend yield	Nil
Expected life (years)	5.5

(a)	Historical daily volatility over a five-and-a-half-year period.

16	Other equity reserve

The total share based payments reserve at March 31, 2011 was €25.3 million (2010: €26.5 million; 2009: €22.1 million). The available-for-sale financial asset reserve at March 31, 2011 was €34.3 million (2010: €36.5 million; 2009: nil). The total cash-flow hedge reserve amounted to €257.4 million at March 31, 2011 (2010: €60.3 million; 2009: €(2.0) million). Further details of the group’s derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

17	Analysis of operating revenues and segmental analysis

The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, internet and other related services to third parties across a European route network. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

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

The CODM assesses the performance of the business based on the consolidated adjusted profit/ (loss) after tax of the Company for the year. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company’s ongoing core operations, such as the impairment of a financial asset investment, accelerated depreciation related to aircraft disposals and Icelandic volcanic ash related costs.

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

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.

Reportable segment information is presented as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
External revenues	3,629.5	2,988.1	2,942.0

Reportable segment adjusted profit after income tax	400.7	318.8	104.9

Other segment information:
Depreciation(i)	(277.7)	(235.4)	(204.5)
Finance income	27.2	23.5	75.5
Finance expense	(93.9)	(72.1)	(130.5)
Capital expenditure	(897.2)	(997.8)	(656.6)

(i)	Excludes accelerated depreciation of €51.6 million in 2009.

	At March 31, 2011	At March 31, 2010	At March 31, 2009
	€M	€M	€M
Reportable segment assets(ii)	8,482.0	7,447.2	6,294.7

(ii)	Excludes the available-for-sale financial asset.

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Total adjusted profit or loss for reportable segment	400.7	318.8	104.9
Other items of profit or loss
Icelandic volcanic ash related cost(a)	(26.1)	—	—
Loss on impairment of available-for-sale financial asset	—	(13.5)	(222.5)
Accelerated depreciation on property, plant and equipment	—	—	(51.6)

Consolidated profit/(loss) after income tax	374.6	305.3	(169.2)

(a)

Icelandic volcanic ash related costs of €26.1 million reflect the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights. The impact on the Group’s operating results totaled €29.7 million, (before associated tax of €3.6 million) for the year ended March 31, 2011, comprising €15.6 million of operating expenses and €1.7 million of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €12.4 million pursuant to Regulation (EC) No. 261/2004 (‘EU261’). The Company’s estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

Entity-wide disclosures:

Revenue is analysed by geographical area (by country of origin) as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Ireland	375.1	357.2	402.0
United Kingdom	965.0	838.7	954.6
Other European countries	2,289.4	1,792.2	1,585.4

	3,629.5	2,988.1	2,942.0

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Non-flight scheduled	603.4	493.5	458.0
In-flight	102.1	86.5	83.2
Internet income	96.1	83.6	56.9

	801.6	663.6	598.1

Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations, car hire and other sources, including excess baggage charges and administration fees, all directly attributable to the low-fares business.

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

18	Staff numbers and costs

The average weekly number of staff, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Flight and cabin crew (full time employees)	2,883	2,859	2,814
Flight and cabin crew (contract staff)	4,356	3,304	2,588
Sales, operations and administration	824	869	967

	8,063	7,032	6,369

At March 31, 2011 the company had a team of 8,560 people (2010: 7,168; 2009: 6,616).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Staff and related costs	352.0	310.6	284.9
Social welfare costs	18.1	17.5	18.1
Other pension costs(a)	2.7	2.0	2.5
Share based payments	3.3	4.9	3.8

	376.1	335.0	309.3

(a)

Costs in respect of defined-contribution benefit plans and other pension arrangements were €1.7 million in 2011 (2010: €1.4 million; 2009: €1.7 million) while costs associated with defined-benefit plans included here were €1.0 million in 2011 (2010: €0.6 million; 2009: €0.8 million). (See Note 21 to the consolidated financial statements).

19	Statutory and other information

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Directors’ emoluments:
—Fees	0.3	0.2	0.2
—Other emoluments, including bonus and pension contributions	1.1	0.9	1.1

Total directors’ emoluments	1.4	1.1	1.3

Auditor’s remuneration:
—Audit services(i)	0.4	0.5	0.5
—Audit-related services(ii)	—	—	—
—Tax advisory services(iii)	0.4	0.3	0.3

Total fees	0.8	0.8	0.8

Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services	—	—	—
Tax services	0.3	0.1	0.1

Total fees	0.3	0.1	0.1

Depreciation of owned property, plant and equipment	260.5	219.3	243.8
Depreciation of property, plant and equipment held under finance leases	17.2	16.1	12.3
Operating lease charges, principally for aircraft	95.2	95.5	78.2

(i)	Audit services comprise audit work performed on the consolidated financial statements. In 2011, €1,000 (2010: €1,000; 2009: €1,000) of audit fees relate to the audit of the parent company.
(ii)

Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including statutory audits, interim reviews, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(iii)

Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a)	Fees and emoluments—executive director

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Basic salary	0.6	0.6	0.5
Bonus (performance and target-related)	0.4	0.2	0.5
Pension contributions	0.1	0.1	0.1

	1.1	0.9	1.1

During the years ended March 31, 2011, 2010, and 2009 Michael O’Leary was the only executive director.

(b)	Fees and emoluments—non-executive directors

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Fees
Emmanuel Faber	0.01	0.05	0.05
Michael Horgan	0.03	0.03	0.03
Klaus Kirchberger	0.03	0.03	0.03
Kyran McLaughlin	0.05	0.05	0.05
James R. Osborne	0.05	0.05	0.05
Paolo Pietrogrande	0.03	0.03	0.03
Charles McCreevy	0.04	—	—
Declan McKeon	0.04	—	—

	0.28	0.24	0.24

Emoluments
Michael Horgan	0.04	0.04	0.04

	0.32	0.28	0.28

(c)	Pension benefits

Director	Increase in Accrued Benefit			Transfer Value Equivalent of Increase in Accrued Benefit			Total Accumulated Accrued Benefit
	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2011	Fiscal 2010	Fiscal 2009
	€	€	€	€	€	€	€	€	€
Michael O’Leary	—	—	2,797	—	—	19,298	139,326	139,326	139,326

Defined Contribution Plan: Company Contributions Paid

Director	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€	€	€
Michael O’Leary	68,425	68,425	67,721

As of October 1, 2008, Michael O’Leary is no longer an active member of a Company defined-benefit plan. Michael O’Leary is now a member of a defined-contribution plan. The cost of the death-in-service and disability benefits provided during the accounting year is not included in the above figures. No pension benefits are provided for non-executive directors. The pension benefits set out above have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. The increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

(d)	Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2011, 2010 and 2009 of the directors and of their spouses and minor children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2011	2010	2009
David Bonderman	13,230,671	13,230,671	14,117,360
Michael O’Leary	55,081,256	60,000,016	65,000,016
James R. Osborne	1,010,256	1,410,256	1,410,256
Kyran McLaughlin	200,000	200,000	200,000
Michael Horgan	50,000	50,000	50,000
Paolo Pietrogrande	20,000	—	—

(ii) Share options

The share options held by each director in office at the end of fiscal 2011 were as follows:

	No. of Options at March 31,
	2011	2010	2009
David Bonderman(c)	25,000	25,000	25,000
Michael Horgan(c)	25,000	25,000	25,000
Klaus Kirchberger(a)(c)	25,000	25,000	75,000
Kyran McLaughlin(c)	25,000	25,000	25,000
Michael O’Leary(b)	—	102,037	102,037
James R. Osborne(c)	25,000	25,000	25,000
Paolo Pietrogrande(c)	25,000	25,000	25,000

(a)	These options were granted to these directors at an exercise price of €2.83 (the market value at the date of grant) during the year ended March 31, 2003 and were exercised in June 2009.
(b)

These options were granted to Michael O’Leary as follows: 35,402 in fiscal 2003 at €2.86 and 45,838 in fiscal 2004 at €2.21 and 20,797 in fiscal 2008 at €4.86 (the market values at the dates of grant), in all cases under the 2003 share option plan; these were exercisable between 2008 and 2010. On June 18, 2010, Michael O’Leary exercised 35,402 options at €2.86 and on July 27, 2010, exercised 45,838 options at €2.21. The 20,797 options granted in fiscal 2008 at €4.86 lapsed on July 31, 2010.

(c)	These options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and are exercisable between June 2013 and June 2015.

Directors not referred to above held no shares or share options.

In the 2011 fiscal year the Company incurred total share-based compensation expense of €0.05 million (2010: €0.05 million; 2009: €0.05 million) in relation to directors.

20	Finance expense

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Interest payable on bank loans wholly repayable after five years	93.8	71.6	130.7
Interest arising on pension liabilities, net (see Note 21)	0.1	0.5	(0.2)

	93.9	72.1	130.5

21	Pensions

The Company accounts for pensions in accordance with IAS 19, “Employee Benefits.”

The Company operates defined-benefit and defined-contribution schemes.

Defined-benefit schemes

The Company funds the pension entitlements of certain employees through defined-benefit plans. Two plans are operated for eligible Irish and UK employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2011 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at January 1, 2008 in respect of the UK plan and December 31, 2009 in respect of the Irish plan, in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2011	2010	2009
	%	%	%
Discount rate used for Irish plan	5.75	5.25	6.00
Discount rate used for UK plan	5.60	5.60	6.30
Return on plan assets for Irish plan	6.75	6.67	6.40
Return on plan assets for UK plan	7.55	7.45	7.18
Rate of euro inflation	2.25	2.25	2.00
Rate of UK inflation	3.40	3.50	3.00
Future pension increases in Irish plan	0.00	0.00	0.00
Future pension increases in UK plan	3.30	3.40	3.00
Future salary increases for Irish plan(a)	2.00	2.25	3.00
Future salary increases for UK plan(a)	2.00	3.50	4.00

(a)	Future salary increases assumed to be 1.50% until 2012 and 2.00% thereafter in line with the company’s expected policy.

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

The current life expectancies underlying the value of the scheme liabilities for the Irish scheme are as follows:

	At March 31,
	2011	2010	2009
Retiring at age 60:
Male	26.5	26.3	25.8
Female	28.1	28.0	27.6
Retiring at age 65:
Male	22.2	22.0	21.4
Female	23.6	23.5	23.1

The current life expectancies underlying the value of the scheme liabilities for the UK scheme are as follows:

	At March 31,
	2011	2010	2009
Retiring at age 60:
Male	26.7	26.5	25.5
Female	29.6	29.4	28.4
Retiring at age 65:
Male	21.7	21.6	20.8
Female	24.5	24.4	23.7

The amounts recognised in the consolidated balance sheets in respect of our defined benefit plans are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Present value of benefit obligations	(32.8)	(35.9)	(28.0)
Fair value of plan assets	27.9	25.6	17.9

Present value of net obligations	(4.9)	(10.3)	(10.1)
Related deferred tax asset	0.6	1.3	1.3

Net pension (liability)	(4.3)	(9.0)	(8.8)

The amounts recognised in the consolidated income statements in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Included in payroll costs
Service cost	0.8	0.6	0.8

Included in finance expense
Interest on pension scheme liabilities	1.9	1.7	1.7
Expected return on plan assets	(1.8)	(1.2)	(1.9)

Net finance expense	0.1	0.5	(0.2)

Net periodic pension cost	0.9	1.1	0.6

Analysis of amounts included in the Consolidated Statements of Comprehensive Income (“CSOCI”);

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Actual return less expected return on pension scheme assets	(0.3)	5.6	(9.8)
Experience gains on scheme liabilities	1.0	0.5	0.9
Changes in assumptions underlying the present value of scheme liabilities	5.0	(6.1)	0.3

Actuarial gains/(losses) recognised in the CSOCI	5.7	—	(8.6)
Related deferred tax (liability)/asset	(0.7)	—	1.1

Net actuarial gains/(losses) recognised in the CSOCI	5.0	—	(7.5)

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Projected benefit obligation at beginning of year	35.9	28.1	27.0
Service cost	0.8	0.6	0.7
Interest cost	1.9	1.7	1.7
Plan participants’ contributions	0.3	0.3	0.4
Actuarial (gain)/loss	(6.0)	5.3	(0.5)
Benefits paid	(0.2)	(0.4)	(0.3)
Foreign exchange rate changes	0.1	0.3	(1.0)

Projected benefit obligation at end of year funded	32.8	35.9	28.0

Changes in fair values of the plans’ assets are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Fair value of plan assets at beginning of year	25.6	17.9	25.0
Expected return on plan assets	1.8	1.2	1.9
Actual gains/(losses) on plan assets	(0.3)	5.4	(9.1)
Employer contribution	0.8	0.9	0.8
Plan participants’ contributions	0.3	0.3	0.3
Benefits paid	(0.2)	(0.4)	(0.3)
Foreign exchange rate changes	(0.1)	0.3	(0.7)

Fair value of plan assets at end of year	27.9	25.6	17.9

The fair value of the plans’ assets at March 31 of each year is analysed as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Equities	21.5	19.2	12.0
Bonds	4.4	4.3	3.7
Property	0.6	0.6	0.6
Other assets	1.4	1.5	1.6

Total fair value of plan assets	27.9	25.6	17.9

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 6.75% (2010: 6.67%; 2009: 6.40%) for the Irish scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.50% (2010: 7.75%; 2009: 8.00%); Bonds 4.50% (2010: 3.50%; 2009: 3.50% ); Property 6.25% (2010: 6.25%; 2009: 6.25%); and Cash 3.00% (2010: 2.00%; 2009: 2.00%). The expected long-term rate of return on assets of 7.55% (2010: 7.45%; 2009: 7.18%) for the UK scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.10% (2010: 8.30%; 2009: 8.00%); Corporate and Overseas Bonds 5.60% (2010: 5.50%; 2009: 6.30%); and Other 3.00% (2010: 2.27%; 2009: 2.00%).

Since there are no suitable euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	At March 31,
	2011	2010	2009	2008	2007
	€M	€M	€M	€M	€M
Difference between expected and actual return on assets	(0.3)	5.6	(9.8)	(6.6)	0.7
Expressed as a percentage of scheme assets	(1)%	22%	(54)%	(26)%	3%

Experience gains on scheme liabilities	0.9	0.5	0.9	1.6	1.6
Expressed as a percentage of scheme liabilities	3%	1%	3%	6%	4%

Total actuarial (losses)/gains	5.5	—	(8.6)	5.1	2.3
Expressed as a percentage of scheme liabilities	17%	0%	(31)%	19%	6%

We expect to contribute approximately €0.9 million to our defined-benefit plans in 2012.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €1.7 million in 2011 (2010: €1.4 million; 2009: €1.7 million).

22	Earnings per share

	At March 31,
	2011	2010	2009
Basic earnings/(losses) per ordinary share (in euro cents)	25.21	20.68	(11.44)

Diluted earnings/(losses) per ordinary share (in euro cents)	25.14	20.60	(11.44)

Number of ordinary shares (in Ms) used for EPS
Basic	1,485.7	1,476.4	1,478.5

Diluted(a)	1,490.1	1,481.7	1,478.5

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements.

Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2011, 2010 and 2009 has been computed by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the 2011 fiscal year, the weighted average number of shares in issue of 1,490.1 million includes weighted average share options assumed to be converted equal to 4.4 million. For the 2010 fiscal year, the weighted average number of shares in issue of 1,481.7 million includes weighted average share options assumed to be converted equal to 5.3 million. For the 2009 fiscal year, there was no difference in the weighted average number of ordinary shares used for the basic and diluted net loss per ordinary share, as the effect of all potentially dilutive ordinary shares (2.8 million outstanding) was anti-dilutive.

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

In June 2008, the Company exercised three options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft were delivered in fiscal 2011.

In September 2008, the Company exercised four options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft were delivered in fiscal 2011.

In October 2008, the Company exercised 10 options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft were delivered in fiscal 2011.

In January 2009, the Company exercised 13 options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft were delivered in fiscal 2011.

In December 2009, the Company exercised 10 options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft will be delivered in fiscal 2013.

The table below details the firm aircraft delivery schedule at March 31, 2011 and March 31, 2010 for the Company pursuant to the 2005 Boeing contract.

	Aircraft Delivered at March 31, 2011	Firm Aircraft Deliveries Fiscal 2012 / 2013	Total “Firm” Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2011-2013 at March 31, 2010
2005 Contract	205	40	245	51	90

Total	205	40	245		90

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

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2011, the total potential commitment to acquire all 40 “firm” aircraft, not taking such increases and decreases into account, will be up to U.S.$2.0 billion. (At March 31, 2010 the potential commitment was U.S.$4.6 billion to acquire 90 “firm” aircraft. At March 31, 2009 the potential commitment was U.S.$6.8 billion to acquire 134 “firm” aircraft.).

Operating leases

The Company financed 61 of the Boeing 737-800 aircraft delivered between December 2003 and March 2011 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and March 2011 10 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2011 Ryanair had 51 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 5 of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 2 of these leases into fixed-rate rental payments. Another 30 leases are also denominated in euro and require Ryanair to make fixed rental payments over the term of the leases. 16 remaining operating leases are U.S. dollar-denominated, of which two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while the remaining 14 require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 28 of the 51 remaining operating lease aircraft as at March 31, 2011, on pre-determined terms. 3 operating lease arrangements will mature during the year ended March 31, 2012. The Company has decided not to extend any of these operating leases for a secondary lease period. The following table sets out the total future minimum payments of leasing 51 aircraft (2010: 55 aircraft; 2009: 43 aircraft), ignoring interest, foreign currency and hedging arrangements, at March 31, 2011, 2010 and 2009, respectively:

	At March 31,
	2011		2010		2009
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M
Due within one year	100.2	91.7	77.8	71.5	85.8	78.8
Due between one and five years	325.5	248.5	208.8	160.3	177.8	134.9
Due after five years	164.8	91.8	112.2	64.3	29.1	17.2

Total	590.5	432.0	398.8	296.1	292.7	230.9

Finance leases

The Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2011 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. The following table sets out the total future minimum payments of leasing 30 aircraft (2010: 20 aircraft; 2009: 20 aircraft) under JOLCOs at March 31, 2011, 2010 and 2009, respectively:

	At March 31,
	2011		2010		2009
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M
Due within one year	61.9	48.7	38.9	32.5	45.1	31.1
Due between one and five years	305.2	262.8	203.7	183.7	184.5	139.3
Due after five years	556.3	535.7	353.7	345.3	443.0	417.4

Total minimum lease payments	923.4	847.2	596.3	561.5	672.6	587.8
Less amounts allocated to future financing costs	(76.2)	—	(34.8)	—	(84.8)	—

Present value of minimum lease payments	847.2	847.2	561.5	561.5	587.8	587.8

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

24	Note to cash flow statements

	At March 31,
	2011	2010	2009
	€M	€M	€M
Net (debt)/funds at beginning of year	(142.8)	(120.2)	(97.0)

Increase/(decrease) in cash and cash equivalents in year	550.4	(105.3)	112.4
(Decrease)/increase in financial assets > 3 months	(398.3)	864.3	(2.9)
(Decrease) in restricted cash	(24.9)	(223.8)	(0.8)
Net cash flow from (increase) in debt	(693.2)	(557.8)	(131.9)

Movement in net funds resulting from cash flows	(566.0)	(22.6)	(23.2)

Net (debt)/funds at end of year	(708.8)	(142.8)	(120.2)

Analysed as:
Cash and cash equivalents, financial assets and restricted cash	2,940.6	2,813.4	2,278.2
Total borrowings	(3,649.4)	(2,956.2)	(2,398.4)

Net (debt)/funds	(708.8)	(142.8)	(120.2)

Net funds arise when cash and liquid resources exceed debt.

25	Dividends

On October 1, 2010, following shareholder approval at the Company’s AGM on September 22, 2010, Ryanair Holdings plc paid a special dividend of €500 million, (33.57 euro cent per ordinary share), to shareholders. Prior to effecting the dividend payment and in order to ensure that the parent company, Ryanair Holdings plc, had sufficient distributable profits to effect the dividend payment, on June 15, 2010, Ryanair Limited declared a dividend of €400 million to Ryanair Holdings plc.

The Company previously indicated in a June 1, 2010 announcement, that it may return a further amount of up to €500 million to shareholders before the end of fiscal year 2013, subject to, amongst other things, its continued profitability, and the absence of further aircraft orders or any other significant capital expenditure.

26	Post-balance sheet events

There were no significant post-balance sheet events.

27	Subsidiary undertakings and related party transactions

The following is the principal subsidiary undertakings of Ryanair Holdings plc:

Name	Effective date of acquisition/ incorporation	Registered Office	Nature of Business
Ryanair Limited(a)	August 23, 1996 (acquisition)	Corporate Headquarters Dublin Airport CoDublin, Ireland.	Airline operator

(a)	Ryanair Limited is wholly owned by Ryanair Holdings plc.

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 16(3) of the Irish Companies (Amendment) Act, 1986.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2011, March 31, 2010 and March 31, 2009.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) amounted to €6.5 million in the fiscal year ended March 31, 2011, (2010: €7.4 million, 2009: €8.2 million), the majority of which comprises short-term employee benefits.

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Basic salary and bonus	3.9	3.4	4.8
Pension contributions	0.9	0.8	0.3
Share-based compensation expense	1.7	3.2	3.1

	6.5	7.4	8.2

28	Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 25, 2011.

APPENDIX A

GLOSSARY

Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair’s scheduled passenger service.

Available Seat Miles (“ASMs”)

Represents the number of seats available for passengers multiplied by the number of miles those seats were flown.

Average Booked Passenger Fare

Represents the average fare paid by a fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization

Represents the average number of flight hours flown in service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost Per U.S. Gallon

Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling charges) after giving effect to fuel hedging arrangements.

Average Length of Passenger Haul

Represents the average number of miles traveled by a fare-paying passenger.

Ancillary Revenue per Booked Passenger

Represents the average revenue earned per booked passenger flown from ancillary services.

Average Yield per ASM

Represents the average flown passenger fare revenue for each available seat mile (ASM).

Average Yield per RPM

Represents the average passenger fare revenue for each revenue passenger mile (RPM), or each mile a revenue passenger is flown.

Baggage Commissions

Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked Passenger Load Factor

Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even Load Factor

Represents the number of RPMs at which passenger revenues would have been equal to operating expenses divided by ASMs (based on Average Yield per RPM). For the purposes of this calculation, the number of RPMs at which passenger revenues would have been equal to operating expenses is calculated by dividing operating expenses by Average Revenue per RPM.

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

Revenue Passengers Booked

Represents the number of fare-paying passengers booked.

Sectors Flown

Represents the number of passenger flight sectors flown.

A-1