Form 20-F
period 2013-03-31
RYANAIR HOLDINGS PLC
filed 2013-07-31
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 31, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2013

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

1,447,051,752 Ordinary Shares

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

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2013 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00= $1.2816, or $1.00=€0.7803, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2013. The Federal Reserve Rate for euro on July 19, 2013 was €1.00=$1.3142 or $1.00=€0.7609. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, changes to the structure of the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel, flight interruptions caused by volcanic ash emissions or other atmospheric disruptions, factors affecting the value of Ryanair’s investment in Aer Lingus Group plc and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair operates an ultra-low cost, scheduled airline serving short-haul, point-to-point routes largely in Europe from its 57 bases in airports across Europe, which together are referred to as “Ryanair’s bases of operations” or “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares operating model in Europe in the early 1990s. As of June 30, 2013, the Company offered over 1,600 scheduled short-haul flights per day serving approximately 180 airports largely throughout Europe, with an operating fleet of 303 aircraft flying approximately 1,600 routes. The Company also holds a 29.8% interest in Aer Lingus Group plc (“Aer Lingus”), which it has acquired through market purchases following Aer Lingus’ partial privatization in 2006. Ryanair’s attempts to acquire the entire share capital of Aer Lingus have been blocked by the European authorities, with the latest ruling currently under appeal by Ryanair. For additional information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.” A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated, presented in accordance with IFRS. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2013(a)	2013	2012	2011	2010	2009
	(in millions, except per-Ordinary Share data)
Total operating revenues	$6,259.3	€4,884.0	€4,390.2	€3,629.5	€2,988.1	€2,942.0
Total operating expenses	(5,338.9)	(4,165.8)	(3,707.0)	(3,141.3)	(2,586.0)	(2,849.4)

Operating income	920.4	718.2	683.2	488.2	402.1	92.6

Net interest (expense)	(92.1)	(71.9)	(64.9)	(66.7)	(48.6)	(55.0)
Other non-operating (expense) income	5.9	4.6	14.7	(0.6)	(12.5)	(218.1)

Profit (loss) before taxation	834.2	650.9	633.0	420.9	341.0	(180.5)
Taxation	(104.6)	(81.6)	(72.6)	(46.3)	(35.7)	11.3
Profit (loss) after taxation	$729.6	€569.3	€560.4	€374.6	€305.3	€(169.2)

Ryanair Holdings basic earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)	$50.56	€39.45	€38.03	€25.21	€20.68	€(11.44)
Ryanair Holdings diluted earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)	$50.41	€39.33	€37.94	€25.14	€20.60	€(11.44)
Ryanair Holdings dividend paid per Ordinary Share (U.S. cents)/(euro cent)	$43.57	€34.00	n/a	€33.57	n/a	n/a

Balance Sheet Data:

	As of March 31,
	2013(a)	2013	2012	2011	2010	2009
	(in millions)
Cash and cash equivalents	$1,590.3	€1,240.9	€2,708.3	€2,028.3	€1,477.9	€1,583.2
Total assets	$11,461.3	€8,943.0	€9,001.0	€8,596.0	€7,563.4	€6,387.9
Long-term debt, including capital lease obligations	$4,483.4	€3,498.3	€3,625.2	€3,649.4	€2,956.2	€2,398.4
Shareholders’ equity	$4,194.2	€3,272.6	€3,306.7	€2,953.9	€2,848.6	€2,425.1
Issued share capital	$11.8	€9.2	€9.3	€9.5	€9.4	€9.4
Weighted Average Number of Ordinary Shares	1,443.1	1,443.1	1,473.7	1,485.7	1,476.4	1,478.5

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2013(a)	2013	2012	2011	2010	2009
	(in millions)
Net cash inflow from operating activities	$1,311.7	€1,023.5	€1,020.3	€786.3	€871.5	€413.2
Net cash (outflow) from investing activities	$(2,334.4)	€(1,821.5)	€(185.4)	€(474.0)	€(1,549.1)	€(388.3)
Net cash (outflow)/inflow from financing activities	$(857.9)	€(669.4)	€(154.9)	€238.1	€572.3	€87.5
(Decrease)/increase in cash and cash equivalents	$(1,880.6)	€(1,467.4)	€680.0	€550.4	€(105.3)	€112.4

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S. $ solely for convenience at the Federal Reserve Rate on March 31, 2013, of €1.00=$1.2816 or $1.00=€0.7803.

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

U.S. dollars per €1.00(a)

Year ended December 31,	End of Period	Average (b)	Low	High

2008	1.395	1.471	—	—
2009	1.433	1.394	—	—
2010	1.336	1.326	—	—
2011	1.296	1.392	—	—
2012	1.319	1.291	—	—

Month ended
January 31, 2013	—	—	1.305	1.358
February 28, 2013	—	—	1.305	1.369
March 31, 2013	—	—	1.278	1.310
April 30, 2013	—	—	1.284	1.317
May 31, 2013	—	—	1.282	1.319
June 30, 2013	—	—	1.301	1.341
Period ended July 19, 2013	—	—	1.277	1.314

U.K. pounds sterling per €1.00(c)

Year ended December 31,	End of Period	Average (b)	Low	High

2008	0.957	0.797	—	—
2009	0.887	0.891	—	—
2010	0.857	0.858	—	—
2011	0.836	0.868	—	—
2012	0.811	0.811	—	—

Month ended
January 31, 2013	—	—	0.810	0.859
February 28, 2013	—	—	0.846	0.872
March 31, 2013	—	—	0.843	0.875
April 30, 2013	—	—	0.842	0.858
May 31, 2013	—	—	0.841	0.856
June 30, 2013	—	—	0.848	0.858
Period ended July 19, 2013	—	—	0.851	0.868

U.K. pounds sterling per U.S.$1.00(d)

Year ended December 31,	End of Period	Average (b)	Low	High

2008	0.686	0.546	—	—
2009	0.627	0.641	—	—
2010	0.641	0.647	—	—
2011	0.645	0.624	—	—
2012	0.615	0.628	—	—

Month ended
January 31, 2013	—	—	0.615	0.638
February 28, 2013	—	—	0.632	0.662
March 31, 2013	—	—	0.656	0.672
April 30, 2013	—	—	0.644	0.662
May 31, 2013	—	—	0.642	0.665
June 30, 2013	—	—	0.637	0.657
Period ended July 19, 2013	—	—	0.655	0.674

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg.
(d)	Based on the Federal Reserve Rate for U.K. pound sterling.

As of July 19, 2013, the exchange rate between the U.S. dollar and the euro was €1.00=$1.3142, or $1.00=€0.7609; the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00=€1.1624, or €1.00=U.K. £0.8603; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00=$1.5260, or $1.00=U.K. £0.6553. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
Operating Data:	2013	2012	2011	2010	2009

Average Yield per Revenue Passenger Mile (“RPM”) (€)	0.064	0.059	0.053	0.052	0.060
Average Yield per Available Seat Miles (“ASM”) (€)	0.052	0.048	0.045	0.043	0.050
Average Fuel Cost per U.S. Gallon (€)	2.381	2.075	1.756	1.515	2.351
Cost per ASM (“CASM”) (€)	0.056	0.051	0.049	0.047	0.058
Operating Margin	15%	14%	14%	13%	5%
Break-even Load Factor	70%	70%	72%	73%	79%
Average Booked Passenger Fare (€)	48.20	45.36	39.24	34.95	40.02
Cost Per Booked Passenger (€)	52.56	48.90	43.59	38.88	48.65
Ancillary Revenue per Booked Passenger (€)	13.43	11.69	11.12	9.98	10.21

	Fiscal Year ended March 31,
Other Data:	2013	2012	2011	2010	2009
Revenue Passengers Booked	79,256,253	75,814,551	72,062,659	66,503,999	58,565,663
Revenue Passenger Miles	59,865,600,628	58,584,451,085	53,256,894,035	44,841,072,500	39,202,293,374

Available Seat Miles	72,829,956,243	71,139,686,423	63,358,255,401	53,469,635,740	47,102,503,388
Booked Passenger Load Factor	82%	82%	83%	82%	81%
Average Length of Passenger Haul (miles)	754	771	727	661	654
Sectors Flown	512,765	489,759	463,460	427,900	380,915
Number of Airports Served at Period End	167	159	158	153	143
Average Daily Flight Hour Utilization (hours)	8.24	8.47	8.36	8.89	9.59
Staff at Period End	9,137	8,388	8,560	7,168	6,616
Staff per Aircraft at Period End	30	30	31	31	36
Booked Passengers per Staff at Period End	8,674	9,038	8,418	9,253	8,852

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. For example, although they declined in the 2010 fiscal year, oil prices increased substantially in fiscal years 2011, 2012 and 2013 and remain at elevated levels. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a more selective basis. As of July 26, 2013, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2014 at prices equivalent to approximately $980 per metric ton. In addition, as of July 26, 2013, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 75% of its estimated requirements for the first half of the fiscal year ending March 31, 2015 at prices equivalent to approximately $935 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period. Because of the limited nature of its hedging program, Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate, especially in light of the recent volatility in the relevant currency and commodity markets. Any further increase in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro. As of July 26, 2013, Ryanair had hedged approximately 90% of its forecasted fuel-related dollar purchases against the euro at a rate of approximately $1.31 per euro for the fiscal year ending March 31, 2014 and approximately 85% of its forecasted fuel related dollar purchases against the euro at a rate of approximately $1.32 per euro for the first 6 months of the fiscal year ending March 31, 2015.

No assurances whatsoever can be given about trends in fuel prices, and average fuel prices for future years may be significantly higher than current prices. Management estimates that every $10 movement in the price of a metric ton of jet fuel will impact Ryanair’s costs by approximately €17.1 million, taking into account Ryanair’s hedging programme for the 2014 fiscal year. There can be no assurance, however, in this regard, and the impact of fuel prices on Ryanair’s operating results may be more pronounced. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as Ryanair’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated expansion of Ryanair’s fleet from September 2014 onwards will result in an increase, in absolute terms, in Ryanair’s aggregate fuel costs.

Ryanair Has Decided to Seasonally Ground Aircraft. In recent years, in response to an operating environment characterized by high fuel prices, typically lower winter yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March). In the winter of fiscal year 2013, Ryanair grounded approximately 80 aircraft and the Company intends to again ground approximately 60 aircraft in the coming winter. Ryanair’s adoption of the policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce losses by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

Additionally, Ryanair’s growth has been largely dependent on increasing summer capacity, and decreasing winter capacity may affect the overall future growth of Ryanair. Further, while seasonal grounding does reduce Ryanair’s variable operating costs, it does not avoid fixed costs such as aircraft ownership costs and some staff costs, and it also decreases Ryanair’s potential to earn ancillary revenues. Decreasing the number and frequency of flights may also negatively affect Ryanair’s labor relations, including its ability to attract flight personnel only interested in full-time employment. Such risks could lead to negative effects on Ryanair’s financial condition and/or results of operations.

Risks Associated with the Euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the ongoing uncertainty arising from the Eurozone debt crisis, in 2012 there was widespread speculation that some member states could exit the Eurozone or that there may be a potential break-up of the Eurozone currency union, including with regard to Ireland, the country in which the Company is headquartered. If a Eurozone participating member state were to leave the Eurozone, there is a risk of contagion spreading to the remaining members. Ryanair predominantly operates to/from countries within the Eurozone and has significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions, however these risk management measures may fail to address the potential fall-out from a break-up of the euro or an exit by one, or more, of the Eurozone members.

The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. A potential exit of a member state or the break-up of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A weakening in the value of the euro primarily against U.K. pound sterling and U.S. dollar, but also against other non-Eurozone European currencies and Moroccan Dirhams, could negatively impact the operating results of the Company.

Recession, austerity and the possible breakup of the euro could also mean that Ryanair is unable to grow. The current European recession and austerity measures introduced within Europe all mean that Ryanair may be unable to expand its operations due to lack of demand for air travel. Furthermore, the possible breakup of the euro and resulting financial crisis could also lead to a dampening of demand for air travel.

Currency Fluctuations Affect the Company’s Results. Although the Company is headquartered in Ireland, a significant portion of its operations are conducted in the U.K. Consequently, the Company has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance, and some maintenance obligations are denominated in U.S. dollars. The Company’s operations and financial performance can therefore be significantly affected by fluctuations in the values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly vulnerable to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and the U.K. pound sterling, and between the U.K. pound sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company May Not Be Successful in Increasing Fares and Revenues to Offset Higher Business Costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and fuel availability could have a material adverse impact on Ryanair’s results and could also increase the likelihood that Ryanair may incur losses. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability” above.

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Lübeck, Berlin (Schönefeld), Alghero, Pau, Aarhus, Frankfurt (Hahn), Dusseldorf (Weeze), Zweibrücken, Altenburg, Klagenfurt, Stockholm (Vasteras), Paris (Beauvais), La Rochelle, Carcassonne, Nimes, Angouleme, Marseille, Brussels (Charleroi) and Cagliari airports. The investigations seek to determine whether the arrangements constitute illegal state aid under EU law. The investigations are expected to be completed in late 2013/early 2014, with the European Commission’s decisions being appealable to the EU General Court. Investigations into Ryanair’s agreements with the Bratislava and Tampere airports concluded respectively in 2010 and 2012 with findings that these agreements contained no state aid. In addition to the European Commission investigations, Ryanair is facing allegations that it has benefited from unlawful state aid in a number of court cases, including in relation to its arrangements with Frankfurt (Hahn) and Lübeck airports. The court case regarding Frankfurt (Hahn) airport has been referred by the German courts to the Court of Justice of the European Union, which will make a ruling on the discretion national courts have in state aid proceedings running in parallel with European Commission investigations regarding the same airport. The ruling of the Court of Justice of the European Union is expected within one year and will be binding on all EU national courts. Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

On July 25, 2012, the European Commission decided that Ryanair, along with Aer Lingus and Aer Arann, had been in receipt of unlawful state aid from the Irish government as a result of being an identified beneficiary of the two-tier air travel tax in place for flights departing from Irish airports between March 2009 and March 2011. Ryanair was the original complainant to the European Commission, alleging that the air travel tax favored Aer Arann and Aer Lingus. Ryanair appealed the decision of the European Commission to the EU General Court on November 14, 2012. Judgment is expected within 18-24 months of the date of filing. The EU General Court may affirm or annul the European Commission decision. The Irish State is obliged to recover the unlawful state aid from Ryanair before the Irish courts notwithstanding Ryanair’s appeal of the EU Commission decision, and initiated its claim in April 2013. The Irish State is seeking approximately €12 million plus interest from Ryanair in these proceedings. Ryanair has also issued proceedings before the Irish courts for recovery of the entire amount of the air travel tax paid during the period March 2009 – March 2011 on the basis of the two-tier nature of the tax being unlawful under EU law. Ryanair is seeking approximately €88 million from the Irish State in these proceedings.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have an adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout its route network. Airlines compete primarily in respect of fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programmes), and the availability and convenience of other passenger services. Unlike Ryanair, certain competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-U.S. Open Skies Agreement, which came into effect in March 2008, allows U.S. carriers to offer services in the intra-EU market, which could eventually result in increased competition in the EU market. See “Item 4. Information on the Company—Government Regulation—Liberalization of the EU Air Transportation Market.”

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across a significant proportion of its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. Although Ryanair’s average booked passenger fare increased in the 2011, 2012 and 2013 fiscal years, it decreased in the 2010 fiscal year, and there can be no assurance that it will not decrease in future periods.

Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other similar conduct, price competition among airlines could reduce the level of fares and/or passenger traffic on Ryanair’s routes to the point where profitability may not be achievable.

In addition to traditional competition among airline companies and charter operators who have entered the low-fares market, the industry also faces competition from ground transportation (including high-speed rail systems) and sea transportation alternatives, as businesses and recreational travellers seek substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 305 aircraft in its fleet by March 31, 2013 and has ordered an additional 175 new Boeing 737-800 next generation aircraft (the “New Aircraft”) for delivery during fiscal 2015 to fiscal 2019 pursuant to a contract with the Boeing Company (the “2013 Boeing Contract”). Ryanair expects to have approximately 410 aircraft in its fleet by March 31, 2019, depending on the level of lease returns/disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

As a result of the 2013 Boeing Contract, the Company is expected to raise substantial debt financing to deliver all of the expected aircraft deliveries over the period from September 2014 to December 2018. This aircraft order is expected to increase the Company’s outstanding debt from 2016 onwards. Furthermore, Ryanair’s ability to draw down funds under its existing bank-loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to such bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions would have a material adverse effect on its operations and financial condition.

Using the debt capital markets to finance the 2013 Boeing Contract may require the Company to obtain a credit rating or potentially to obtain a credit rating for specific debt transactions, for example using an Enhanced Equipment Trust Certificate (“EETC”), a structured product that is widely used in the U.S. to finance aircraft deliveries. The requirement for a credit rating depends, amongst other things, on whether Ryanair finances via secured funding or through general corporate purposes. Other financing structures such as U.S. Ex-im Bank loan guarantees and capital markets financing, sale and operating leaseback financing and Japanese operating leases with call options (“JOLCOs”) will not require the Company to obtain a credit rating and these sources are widely used in the aviation industry.

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company’s Growth May Expose It to Risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 110 million passengers per annum by March 31, 2019, an increase of 39% from the approximately 79 million passengers booked in the 2013 fiscal year. However, no assurance can be given that this target will in fact be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the New Aircraft and related debt) could be materially adversely affected.

The continued expansion of Ryanair’s fleet and operations, although somewhat lower in percentage terms than in previous years, in addition to other factors, may also strain existing management resources and related operational, financial, management information and information technology systems. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair’s ability to achieve its growth plans and sustain or increase its profitability.

Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on its Results. Currently, a substantial number of carriers operate routes that compete with Ryanair, and the Company expects to face further intense competition.

When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has other significant cash needs as it expands, including as regards the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800 series aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. Further volcanic ash emissions, similar to those experienced in April and May 2010, could make consumers less willing and/or able to travel and impact the launch of new routes or bases. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.” See also “—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms.”

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

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s ultra-low cost strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example in Spain, the Spanish government increased airport taxes at the two largest airports, Barcelona and Madrid, by over 100%, while smaller increases were implemented at other Spanish airports effective from July 1, 2012. As a result, Ryanair cancelled routes and reduced capacity on remaining routes from Madrid and Barcelona in response to the Spanish government’s decision to double airport taxes at the two airports. For additional information, see “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports.”

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

On June 19, 2012, Ryanair announced its third all cash offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share and immediately commenced pre-notification discussions with the European Commission for the purpose of preparing a merger filing. Pending the outcome of the European Commission’s review of Ryanair’s bid, on the basis of the duty of “sincere cooperation” between the EU and the Member States, and under the EU Merger Regulation, the UK Competition Commission’s investigation of Ryanair’s minority stake in Aer Lingus should not have properly proceeded. Nevertheless, Aer Lingus argued that the investigation should proceed and that Ryanair’s offer was in breach of certain provisions of the UK Enterprise Act 2002.

On July 10, 2012, the Competition Commission ruled that Ryanair’s bid was not in breach of the UK Enterprise Act, but nevertheless decided that its investigation of the minority stake can proceed in parallel with the European Commission’s investigation of Ryanair’s offer for Aer Lingus. In July 2012, Ryanair appealed the latter part of the Competition Commission’s ruling to the UK Competition Appeal Tribunal, and the Competition Commission’s investigation became suspended pending the appeal process. On August 8, 2012, the Competition Appeal Tribunal rejected Ryanair’s appeal and found that the Competition Commission’s investigation could proceed in parallel with the European Commission’s investigation, but that the Competition Commission must avoid taking any final decision which could conflict with the European Commission’s ultimate conclusion on Ryanair’s bid. In August 2012, Ryanair appealed the Competition Appeal Tribunal judgment to the UK Court of Appeal. In December 2012, the Court of Appeal rejected Ryanair’s appeal and subsequently the Competition Commission’s investigation has restarted. On December 13, 2012, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the Court of Appeal. The Supreme Court refused permission to appeal on April 25, 2013.

On February 27, 2013, the European Commission prohibited Ryanair’s bid to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected within 18-24 months and may affirm or annul the decision of the European Commission.

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair has actively engaged with the UK Competition Commission’s investigation of the minority stake. In its provisional findings on May 30, 2013, the UK Competition Commission (UKCC) stated that Ryanair, through its minority shareholding in Aer Lingus, “has influence” over Aer Lingus, that this “could reduce competition”, and that Ryanair should be required to divest some or all of its shares in Aer Lingus. Following an extension of the investigation timetable on June 24, 2013, the UKCC’s final decision will be published by September 5, 2013. The UKCC could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair believes that the enforcement of any such decision should be delayed until the outcome of Ryanair’s appeal against the European Commission’s February 2013 prohibition decision of Ryanair’s 2012 offer for Aer Lingus, and the conclusion of any appeals against the UKCC’s decision in the UK courts. However, it is possible that the UKCC will seek to enforce any such sell-down remedy at an earlier date. On July 23, 2013 the Company announced that as part of its remedies discussions with the UKCC it had offered to give an undertaking to unconditionally sell its shareholding in Aer Lingus to any other EU airline that makes an offer for Aer Lingus and acquires acceptances in respect of more than 50% of Aer Lingus’ issued share capital. For more information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.”

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, Ryanair’s profitability and its seasonal grounding policy, may make it difficult for Ryanair to avoid increases to salary levels and productivity payments. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements may not be subject to change or modification at any time. These steps may lead to deterioration in labor relations in Ryanair and could impact Ryanair’s business or results. Ryanair also operates in certain jurisdictions with above average payroll taxes and employee-related social insurance costs, which could have an impact on the availability and cost of employees in these jurisdictions. Ryanair’s crew in continental Europe operate on Irish contracts of employment on the basis that those crew work on Irish Territory, (i.e., on board Irish Registered Aircraft). A number of challenges have been initiated by government agencies in a number of countries to the applicability of Irish labor law to these contracts, and if Ryanair were forced to concede that Irish jurisdiction did not apply to those crew who operate from continental Europe then it could lead to increased salary, social insurance and pension costs and a potential loss of flexibility. In relation to social insurance costs, the European Parliament implemented amendments to Regulation (EC) 883/2004 which may impose substantial social insurance contribution increases for either or both Ryanair and the individual employees. While this change to social insurance contributions relates primarily to new employees, its effect in the long term may materially increase Company or employee social insurance contributions and could affect Ryanair’s decision to operate from those high cost locations, resulting in redundancies and a consequent deterioration in labor relations. For additional details see — “Change in EU Regulations in Relation to Employers and Employee Social Insurance could Increase Costs” below.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots and cabin crew, regarding pay, work practices, and conditions of employment, through collective-bargaining units called “Employee Representation”. In the U.K., BALPA (the U.K pilots union) unsuccessfully sought to represent Ryanair’s U.K.-based pilots in their negotiations with Ryanair in 2001, at which time an overwhelming majority of those polled rejected BALPA‘s claim to represent them. On June 19, 2009, BALPA made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.‘s Central Arbitration Committee (CAC) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC, but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions. Limitations on Ryanair’s flexibility in dealing with its employees or the altering of the public’s perception of Ryanair generally could have a material adverse effect on Ryanair’s business, operating results, and financial condition. For additional details, see “Item 6. Directors, Senior Management and Employees—Staff and Labor Relations.” Limitations on Ryanair’s flexibility in dealing with its staff or the altering of the public’s perception of Ryanair generally could have a material adverse effect on the Company’s business, operating results, and financial condition.

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

The Company is Dependent on Key Personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O‘Leary, the Chief Executive Officer, and key financial, commercial, operating and maintenance personnel. Mr. O‘Leary‘s current contract may be terminated by either party upon 12 months’ notice. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management—Employment and Bonus Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively, both independently and as a group. Although Ryanair’s employment agreements with Mr. O‘Leary and some of its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities. Over 99% of Ryanair’s flight reservations are made through its website. Although Ryanair has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at a single center, in order to make reservations.

A back-up booking engine is available to Ryanair to support its existing platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems, which, in turn, could have a material adverse effect on Ryanair’s operating results or financial condition.

Since October 1, 2009, all passengers have been required to use Internet check-in. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings by reducing passenger airfares. Ryanair has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect Ryanair’s results of operations and financial condition.

The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. Since November 2011, Ryanair has introduced a security screen check on its website which requires passengers who wish to book flights to enter a screen code to complete their bookings. This has had a positive impact and reduced the level of screenscraping. Ryanair is also involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. Ryanair’s objective is to prevent any unauthorized use of its website, however Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access the website provided they sign a license and use the agreed method to access the data. Ryanair has received favourable rulings in Ireland, Germany and The Netherlands, and unfavorable rulings in Spain, in its actions against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper‘s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial condition.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

The Irish Corporation Tax Rate Could Rise. The majority of Ryanair’s profits are subject to Irish corporation tax at a statutory rate of 12.5%. Due to the size and scale of the Irish government‘s budgetary deficit and the “bailout” of the Irish government by a combination of loans from the International Monetary Fund and the European Union, there is a risk that the Irish government could increase Irish corporation tax rates above 12.5% in order to repay current or future loans or to increase tax revenues.

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

In the event that the Irish government increases corporation tax rates or changes the basis of calculation of corporation tax from the present basis, any such changes would result in the Company paying higher corporate taxes and would have an adverse impact on our cash flows, financial position and results of operations.

Change in EU Regulations in Relation to Employers and Employee Social Insurance Could Increase Costs. The European Parliament passed legislation governing the payment of employee and employer social insurance costs in May 2012. The legislation was introduced in late June 2012. The legislation governs the country in which employees and employers must pay social insurance costs. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment is governed, which is either the UK or Ireland. Under the terms of this new legislation, employees and employers must pay social insurance in the country where the employee is based. The legislation includes grandfathering rights which means that existing employees (i.e. those employed prior to the introduction of the new legislation in June 2012) should be exempt. However, both new and existing employees who transfer from their present base location to a new base in another EU country may be impacted by the new rules in relation to employee and employer contributions. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions. Ryanair estimates that the change in legislation will not have any initial material impact on its salary costs although it could have an adverse impact over time.

Ryanair is Subject to Tax Audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company endeavors to be tax compliant in the various jurisdictions in which it operates, there can be no guarantee, particularly in the current economic environment, that it will not receive tax assessments following the conclusion of the tax audits. If assessed, the Company will robustly defend its position. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Group could materially increase. See “—The Irish Corporation Tax Rate Could Rise” above.

Risks Related to the Airline Industry

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions: A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the breakup of the Eurozone, high unemployment rates, constrained credit markets and increased business operating costs could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary environment, combined with austerity measures by European governments, will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse impact on its financial results.

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (APD) of £13 per passenger. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007, £11in 2009, £12 in 2010 and subsequently to £13 in April 2012. The increase in this tax is thought to have had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights (withdrawn with effect from July 1, 2009). On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers but subsequently reduced it to €3 on March 30, 2011. In Germany, the government introduced an air passenger tax of €8 in January 2011 which was subsequently reduced to €7.50 in January 2012. In Austria, the government also introduced an ecological air travel levy of €8 in January 2011.

Other governments also have introduced or may introduce similar taxes. See “Item 4. Information on the Company—Airport Operations—Airport Charges”. The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity. The introduction of further government taxes on travel across Europe could have a material negative impact on Ryanair’s results of operations as a result of price-sensitive passengers being less likely to travel.

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004). This legislation, which came into force on February 17, 2005, imposes fixed levels of monetary compensation to be paid to passengers in the event of a flight cancellation if the reason for the cancellation was within the control of the airline. In November 2009, the Court of Justice of the EU in the Sturgeon case decided that provisions of the legislation in relation to compensation are not only applicable to flight cancellations but also to delays of over three hours. However, such provisions do not apply to any cancellation, or any delay over three hours, in circumstances in which the airline is able to prove that such cancellation or delay was caused by extraordinary circumstances, such as weather, air-traffic control delays, or safety issues. The Sturgeon case was referred to the Court of Justice of the European Union for a preliminary ruling from the High Court of Justice (England & Wales), Queen’s Bench Division (Administrative Court) on December 24, 2010. The Opinion of the Advocate General of the European Court of Justice has reinforced the legitimacy of the Sturgeon judgment. On October 23, 2012, the Court of Justice of the European Union affirmed its previous Sturgeon judgment. The regulation calls for compensation of €250, €400 or €600 per passenger, depending on the length of the flight. As Ryanair’s average flight length is less than 1,500 km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger per occurrence. Passengers subject to long delays (in excess of two hours for short-haul flights) are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this legislation if Ryanair experiences a large number of cancelled flights, which could occur as a result of certain types of events beyond its control. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.”

EU Regulation of Emissions Trading Will Increase Costs. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme (“ETS”) with effect from 2012. This scheme, which has thus far applied mainly to industrial companies, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost of such allowances in the context of the Company’s energy costs are not material at current market prices. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

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

Volcanic emissions may happen again and could lead to further significant flight cancellation costs which could have a material adverse impact on the Company’s financial condition and results of operations. Furthermore, volcanic emissions (whether from current or new sources) or similar atmospheric disturbances and resulting cancellations due to the closure of airports could also have a material adverse effect on the Company’s financial performance indirectly, as a consequence of changes in the public’s willingness to travel within Europe due to the risk of flight disruptions.

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

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. In past years, accidents or other safety-related incidents involving certain low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair, and could have a material adverse effect on Ryanair’s financial condition and results of operations.

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

In addition, reservations on Ryanair’s flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect passenger traffic. In the 2013 fiscal year, 15.9 million passengers were booked on Ryanair’s flights into and out of London, representing 20.1% of the total passengers booked on all of the Company’s flights in the fiscal year. Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company’s profitability or financial condition should the public’s willingness to travel to and from those markets decline as a result. See also “—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry” below.

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

Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S. or in Europe, particularly in London or other markets that are significant to Ryanair, any significant military actions by the United States or EU nations or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair’s business, operating results, and financial condition. See also “—Terrorism in the United Kingdom or Elsewhere in Europe Could have a Material Detrimental Effect on the Company.”

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 45% of total operating expenses in the 2013 fiscal year, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact on the Company’s Profitability” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “Risks Related to the Company—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) has required a number of such procedures with regard to Boeing 737-800 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system, and limitations on certain operating procedures. Ryanair’s policy is to implement any such required procedures in accordance with FAA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance programme and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair‘s operating results or financial condition.

There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair’s aircraft and result in an increase in Ryanair’s cost of maintenance or other costs beyond management‘s current estimates. In addition, should Ryanair’s aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair’s aircraft are less than completely reliable, Ryanair’s business could be materially adversely affected.

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of Ordinary Shares. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company’s ability to operate by identifying those Ordinary Shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares.” The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. On April 19, 2012, the Company obtained shareholder approval to repurchase ADRs as part of its general authority to repurchase up to 5% of the issued share capital in the Company. On June 5, 2013 the Company repurchased 2,018,800 ADRs equivalent to 10,094,000 ordinary shares at a price of €7.65 per ordinary share. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals.

As of June 30, 2013, EU nationals owned at least 55.2% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only twice declared dividends on its Ordinary Shares. The directors of the Company declared on June 1, 2010 that Ryanair Holdings intended to pay a special dividend of €500 million, and following shareholder approval at its annual general meeting on September 22, 2010 this special dividend was paid on October 1, 2010. Directors of the Company also declared on May 21, 2012 that Ryanair Holdings intended to pay a special dividend of €0.34 per ordinary share (approx. €492 million) and following shareholder approval at the annual general meeting on September 21, 2012 this special dividend was paid on November 30, 2012. The Company may pay other dividends from time to time. In June, 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years with at least €400 million (€176.6 million already completed in June 2013) in share buybacks to be completed in the fiscal year to March 31, 2014 and up to a further €600 million in either special dividends or share buybacks expected in fiscal 2015 (subject to shareholder approval, continuing profitability, the economic environment, capital expenditure and other commitments). See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Increased Costs for Possible Future ADR and Share Repurchases. In April 2012, the Company held an extraordinary general meeting (“EGM”) to authorize the directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ Stock Market (“NASDAQ”). Up until April 2012, shareholders had only authorized the directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium of 15% to 20% compared to Ordinary Shares, this may result in increased costs in performing share buy-backs in the future. In June 2013, the Company bought back 2,018,800 ADRs for cancellation. On June 20, 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years with at least €400 million (€176.6 million already completed in June 2013) in share buybacks to be completed in the fiscal year to March 31, 2014 and up to a further €600 million in either special dividends or share buybacks. However, there can be no assurance that the €1 billion will be returned to shareholders, in whole or in part, as it is subject to shareholder approval, continuing profitability, the economic environment, capital expenditure and other commitments. At this time the Company has not decided whether it will conduct these further share repurchases in Ordinary Shares or ADRs or a combination of both.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates an ultra-low cost, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, and Morocco. Incorporated in 1984, Ryanair Limited began to introduce a low-fares operating model under a new management team in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” As of June 30, 2013, with its operating fleet of 303 Boeing 737-800 “next generation” aircraft, Ryanair Limited offered over 1,600 scheduled short-haul flights per day serving approximately 180 airports largely throughout Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €569.3 million in the 2013 fiscal year, as compared to a profit on ordinary activities after taxation of €560.4 million in the 2012 fiscal year. This 1.6% increase was primarily attributable to an increase in revenues of approximately 11% from €4,390.2 million to €4,884.0 million, partially offset by an increase in fuel costs of approximately 18% from €1,593.6 million to €1,885.6 million. Ryanair generated an average booked passenger load factor of approximately 82%, the same as in fiscal 2012, and average booked passenger fare of €48.20 per passenger in the 2013 fiscal year, up from €45.36 in the prior fiscal year. The Company has focused on maintaining low operating costs (€52.56 per passenger in the 2013 fiscal year, an increase from €48.90 in fiscal 2012).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the new routes on which it has commenced service since 1991. For example, on the basis of the “U.K. Airports Annual Statement of Movements, Passengers and Cargo” published by the U.K. Civil Aviation Authority and statistics released by the International Civil Aviation Organization (the “ICAO”), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 3.7 million passengers in the 2012 calendar year. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each such route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

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

Low Fares. Ryanair’s low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise use alternative forms of transportation or choose not to travel at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares typically charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See “—Route System, Scheduling and Fares—Low and Widely Available Fares” below.

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

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the 2013 fiscal year, Ryanair flew an average route length of 754 miles and an average flight duration of approximately 1.75 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

In choosing its routes, Ryanair primarily favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays, more competitive airport access, and lower handling costs. Ryanair’s “on time” performance record (arrivals within 15 minutes of schedule) for the 2013 fiscal year was 91%. Faster turnaround times are a key element in Ryanair’s efforts to maximize aircraft utilization. Ryanair’s average scheduled turnaround time for the 2013 fiscal year was approximately 25 minutes.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair’s primary strategy for controlling aircraft acquisition costs is focused on operating a single aircraft type. Ryanair currently operates only “next generation” Boeing 737-800s. Ryanair’s continuous acquisition of new Boeing 737-800s has already and is expected, through the end of fiscal 2019, to increase the size of its fleet and thus increase its aircraft equipment and related costs (on an aggregate basis). However, the purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. See “—Aircraft” below for additional information on Ryanair’s fleet.

Personnel Costs. Ryanair endeavors to control its labor costs by seeking to continually improve the productivity of its already highly productive work force. Compensation for personnel emphasizes productivity-based pay incentives. These incentives include commissions for onboard sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants within limits set by industry standards or regulations fixing maximum working hours.

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

Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive prices. Management believes that Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable contracts with such airports for access to their facilities. Secondary and regional airports also generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. In addition, since October 2009, Ryanair has required all passengers to check-in on the Internet. This requirement was instituted to reduce waiting times at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet at the time of booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See “Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities.”

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

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 29-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of Part 145. Ryanair currently performs heavy airframe maintenance, but contracts with other parties who perform engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including Southwest Airlines, British Airways, Air France and Alitalia.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For hotel services, Ryanair has a contract with Hotelscombined PTY Ltd, and they provide a hotel comparison website to Ryanair which generates commissions for Ryanair on the number of bookings made. In addition Ryanair has a contract with the Hertz Corporation (“Hertz”), pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system. Ryanair also sells bus and rail tickets onboard its aircraft and through its website. For the 2013 fiscal year, ancillary services accounted for approximately 22% of Ryanair’s total operating revenues, as compared to approximately 20% of such revenues in the 2012 fiscal year. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2013 Compared with Fiscal Year 2012—Ancillary Revenues” for additional information.

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

Responding to Current Challenges. In recent periods, and with increased effect in the 2011, 2012 and 2013 fiscal years, Ryanair’s ultra-low cost, low-fares model has faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding (approximately 80 in fiscal 2012 and 2013) aircraft during the winter season; (ii) disposing of aircraft (lease hand backs totaled ten in the 2011 fiscal year, three in the 2012 fiscal year and four in the 2013 fiscal year); (iii) controlling labor and other costs, including through wage freezes for non-flight crew personnel in 2011 and 2013, selective redundancies and the introduction of Internet check-in in fiscal 2010; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability” and “—The Company May Not Be Successful in Increasing Fares and Revenues to Offset Higher Business Costs.”

In recent years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March inclusive). In the winter months of fiscal year 2013, Ryanair grounded approximately 80 aircraft and the Company announced in May 2013 that it intends to ground approximately 60 aircraft during the winter months of fiscal year 2014. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s potential to record both flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Ryanair Has Decided to Seasonally Ground Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 19, 2013, the Company offered over 1,600 scheduled short-haul flights per day serving approximately 180 airports largely throughout Europe, and flying approximately 1,600 routes. The following table lists Ryanair’s bases of operations:

Bases of Operations

Alghero	Dusseldorf (Weeze)	Manchester
Alicante	Edinburgh	Marrakech
Baden-Baden	Eindhoven	Milan (Bergamo)
Barcelona (Girona)	Faro	Nottingham East Midlands
Barcelona (El Prat)	Fez	Palma Mallorca
Bari	Frankfurt (Hahn)	Paphos
Billund	Glasgow (Prestwick)	Pescara
Bologna	Gran Canaria	Pisa
Bournemouth	Kaunas	Porto
Birmingham	Krakow	Oslo (Rygge)
Bremen	Lanzarote	Rome (Ciampino)
Brindisi	Leeds Bradford	Seville
Bristol	Liverpool	Shannon
Brussels (Charleroi)	London (Luton)	Stockholm (Skavsta)
Budapest	London (Stansted)	Tenerife South
Chania	Maastricht	Trapani
Cagliari	Madrid	Valencia
Cork	Malaga	Wroclaw
Dublin	Malta	Zadar

See Note 17, “Analysis of operating revenues and segmental analysis,” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

Management’s objective is to schedule a sufficient number of flights per day on each of Ryanair’s routes to satisfy demand for Ryanair’s low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals; normally between approximately 6:00 a.m. and 11:00 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

During the 2013 fiscal year, Ryanair announced 208 new routes across its network. See “Risk Factors—Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

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

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company. Over 99% of such reservations and purchases are made through the website Ryanair.com. Ryanair is therefore not reliant on travel agents. See “—Strategy—Taking Advantage of the Internet” above for additional information.

In May 2012, Ryanair further upgraded its reservation system in order to facilitate the continued expansion of the airline. The upgraded system gives the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development. Under the agreement with the system provider, Navitaire, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in, priority boarding service and limited reserved seating since January 2012. Since October 2009, Ryanair has required Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Aircraft

As of June 30, 2013, Ryanair’s operating fleet was composed of 303 Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 305 Boeing 737-800s at March 31, 2013. The Company expects to have an operating fleet comprising approximately 410 Boeing 737-800s at March 31, 2019 depending on the level of lease returns/disposals.

Between March 1999 and March 2013, Ryanair took delivery of 348 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing and disposed of 43 such aircraft, including 17 lease handbacks.

Under the terms of the 2013 Boeing Contract, Ryanair has agreed to purchase the 175 New Aircraft over a five year period from fiscal 2015 to 2019, with delivery beginning in September 2014. The New Aircraft will benefit from a net effective price not dissimilar to that under the 2005 Boeing Contract which was approved by Shareholders in 2005 and will be used on new and existing routes to grow Ryanair’s business.

The Boeing 737-800 represents the current generation of Boeing’s 737 aircraft. It is a short-to-medium range aircraft and seats 189 passengers. The Basic Price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-800 series aircraft is approximately US$78.1 million and the Basic Price will be increased for certain “buyer-furnished” equipment, amounting to approximately US$2.9 million per New Aircraft, which Ryanair has asked Boeing to purchase and install on each of the New Aircraft. In addition, an “Escalation Factor” will be applied to the basic price to reflect increases in the Employment Cost Index and Producer Price Index between the time the basic price was set in the 2013 Boeing Contract and the period 18 to 24 months prior to the delivery of any such New Aircraft.

Boeing has granted Ryanair certain price concessions as part of the 2013 Boeing Contract. These will take the form of credit memoranda to Ryanair for the amount of such concessions, which Ryanair may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the New Aircraft. Boeing and CFMI (the manufacturer of the engines to be fitted on the New Aircraft) have also agreed to provide Ryanair with certain allowances for promotional and other activities, as well as providing certain other goods and services to Ryanair on concessionary terms. Those credit memoranda and promotional allowances will effectively reduce the price of each New Aircraft payable by Ryanair. As a result, the “effective price” (the purchase price of the New Aircraft net of discounts received from Boeing) of each New Aircraft will be significantly below the basic price mentioned above. The effective price applies to all New Aircraft due for delivery from September 2014.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which Ryanair currently leases 57 of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-800s being the most recent. Management believes that spare parts and cockpit crews qualified to fly these aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft. Management believes that its strategy, to date, of having reduced its fleet to one aircraft type enables Ryanair to limit the costs associated with personnel training, the purchase and storage of spare parts, and maintenance. Furthermore, this strategy affords Ryanair greater flexibility in the scheduling of crews and equipment. The Boeing 737-800s are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. During fiscal 2012, Boeing announced that it was going to manufacture a variant of the 737 with new, more fuel-efficient engines called the Boeing 737 MAX aircraft. A senior Ryanair working group is continuing to evaluate the benefits of the MAX aircraft. This new variant could impact the Company insofar as the residual value of its aircraft could be reduced when this new variant enters production, currently expected to be in late 2017.

At March 31, 2013, the average aircraft age of the Company’s Boeing 737-800 fleet was just over 4.5 years.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2013 Compared with Fiscal Year 2012—Ancillary Revenues” for additional information.

As part of its non-flight scheduled and Internet-related services, Ryanair incentivizes ground service providers at many of the airports it serves to levy correct excess baggage charges for any baggage that exceeds Ryanair’s published baggage allowances and to collect these charges in accordance with Ryanair’s standard terms and conditions. Excess baggage charges are recorded as non-flight scheduled revenue.

Ryanair primarily distributes accommodation services and travel insurance through its website. For hotel and accommodation services, Ryanair has a contract with Hotelscombined PTY Ltd. (“Hotelscombined”), which operates a price comparison website, pursuant to which Hotelscombined handles all aspects of such services marketed through Ryanair’s website and pays a fee to Ryanair. In addition, Ryanair has a contract with Hertz, pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system.

Ryanair also sells bus and rail tickets onboard its aircraft and through its website. Ryanair also sells car parking, attractions and activities on its website, with the latter having gone on sale in-flight in spring 2012.

Ryanair sells mobile phone credit for smart phone devices on its website, introduced in December 2012. Ryanair also sells gift vouchers on its website. Such gift vouchers are redeemable online. In May 2009, Ryanair started to offer its passengers the possibility of receiving an SMS (text message) when booking, at a fee of £1.50 or €1.50, to inform them of their flight confirmation details.

In April 2009, Ryanair signed a contract with Webloyalty International Ltd, which offers Ryanair’s customers who have a UK, German or French billing address a retail discount and cash-back program. In February 2009, Ryanair introduced Google Adsense to its search results pages in order to monetize the traffic levels that those pages generate. In March 2009, Ryanair expanded further into the area of third-party Internet advertising with the introduction of third-party display advertising on the homepages on its website and, more recently, on the subpages of Ryanair.com. In April 2011, Ryanair began to sell advertising on its boarding cards. In 2012, a boarding card redesign along with increased passenger volumes allowed for further growth in this area.

Ryanair has entered into agreements pursuant to which the Company promotes Ryanair-branded credit and prepaid cards issued by Deutsche Bank, GE Money, Access Prepaid (a Mastercard company) and Banco Santander on its Internet site. The Deutsche Bank agreement relates to Italian residents only, the GE Money agreement relates to Swedish and Polish residents only and the Banco Santander agreement relates to UK residents only. Ryanair generates revenue from Deutsche Bank, GE Capital and Banco Santander on the basis of the number of cards issued and the revenues generated through the use of the credit cards. The Access Prepaid Limited prepaid card covers residents in the UK, Ireland, Italy, Spain and Germany.

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

In fiscal year 2011, Ryanair began offering reserved seating in twenty-one extra legroom seats on each aircraft for a fee on certain routes and this feature was rolled out to all routes in fiscal year 2012. There are currently 45 reserved seats available for purchase on each flight.

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

Ryanair’s quality assurance department deals with oversight of all maintenance activities in accordance with Part 145. The European Aviation Safety Agency (“EASA”), which established Part 145, came into being on September 28, 2003; through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities.”

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight, daily, and transit checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick), Bremen and Frankfurt (Hahn) facilities. Since December 2003, Ryanair has operated a hangar facility at its base at Glasgow (Prestwick) in Scotland, where both A-checks and C-checks are performed on the fleet of Boeing 737-800 aircraft. The facility performs up to four C-checks per week and Ryanair has recently opened a new C-check hangar facility in Kaunas, Lithuania where it carries out between one and two light C-checks per week, enabling Ryanair to perform all of the heavy maintenance that is currently required on its Boeing 737-800 fleet in-house.

Ryanair opened a five-bay hangar and stores facility at its London (Stansted) airport base in October 2008 to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates two flight simulator devices with space and provisions for two more, together with a cabin crew trainer and associated training rooms. Ryanair has completed the building of a separate training facility adjacent to the hangar to accommodate a full size 737NG training aircraft to allow for cabin crew and engineering training. Ryanair carries out A-checks and line maintenance in its single-bay aircraft hangar facility in Bremen. Ryanair has also entered into a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport and has taken acceptance of a two-bay hangar and stores facility that also incorporates a two-bay simulator-training center. This facility was completed in January 2011 and allows Ryanair to carry out additional line maintenance including A-checks.

Maintenance and repair services that may become necessary while an aircraft is located at some of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved engineers or by local Part 145-approved companies.

Heavy Maintenance

As noted above, Ryanair currently has sufficient capacity to be able to carry out all of the routine maintenance work required on its Boeing 737-800 fleet itself. Ryanair opened a new three-bay maintenance hangar at Glasgow (Prestwick) airport in winter 2010 to accommodate the additional maintenance requirements arising from its expanding and aging fleet and opened a new C-check facility in Kaunas in January 2013 to carry out light C-checks.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services pursuant to a 10-year agreement with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to the first 155 of Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or were scheduled to be delivered over the period through November 2012. Due to the fact that engines on recently delivered aircraft will not require a scheduled engine overhaul prior to the expiry of the current contract with GE, Ryanair has decided, at this time, not to take up its option to have engines delivered with aircraft after October 2010 covered by this contract. General Electric Engine Services mainly uses its Part 145-approved repair facility in Cardiff, Wales for this work, but also uses the KLM Part 145-approved facility in Amsterdam, and occasionally its Part 145-approved facility in Celma, Brazil. By contracting with experienced Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

Ryanair expects to be dependent on external service contractors, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facilities at Dublin, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn) and Kaunas. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 29-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has an air safety committee to review and discuss air safety and related issues. Michael Horgan, a Company director, is the chairman of this committee and reports to the Board of Directors.

Ryanair’s flight training is oriented towards accident prevention and covers all aspects of flight operations. Threat and Error Management (TEM) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all of its flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved by the Irish Aviation Authority (the “IAA”), which regularly audits operation control standards and flight crew training standards for compliance with EU legislation.

All of the Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the Safety Alert Initial Report reporting program or to use the confidential reporting system, which is available online through Ryanair’s Crewdock system. The confidential reporting system affords flight crews the opportunity to report directly to Flight Safety Officer any event, error, or discrepancy in flight operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management’s awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the UK CAA as an alternative confidential reporting channel.

Ryanair has installed an automatic data capturing system on each of its Boeing 737-800 aircraft which captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring (OFDM) which automatically provides a confidential report on variations from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management is able to identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

In November 2008, a Ryanair aircraft suffered a multiple bird strike during its final approach to Rome (Ciampino) airport. This incident caused substantial damage to the aircraft, which resulted in an insurance claim being filed in respect of this aircraft. The damage that it suffered was such that the aircraft was not repaired, although Ryanair has retained ownership of it for certain parts and for training purposes.

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

During 2009, Ryanair introduced Internet check-in for all passengers and also introduced kiosks at certain airports for the provision of other services. The Company has these kiosks in operation at many of its key bases.

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

As a result of rising airport charges and the introduction of an Air Travel Tax of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes), Ryanair reduced its fleet at Dublin airport to 13 during winter 2010 (down from 22 in summer 2008 and 20 in winter 2008). The introduction of the aforementioned €10 tax has likely had a negative impact on the number of passengers traveling to and from Ireland. The Dublin Airport Authority (“DAA”) has reported that passenger volumes declined by 25% from 30 million in 2007 to 23 million in 2012. Ryanair believes that this is partly reflective of the negative impact of the tax on Irish travel. Ryanair has called for the elimination of the tax to stimulate tourism during the recession. The Company has cited the example of the Dutch government, which withdrew its travel tax with effect from July 1, 2009. The Dutch travel tax had ranged from €11 for short-haul flights to €45 for long-haul flights and had resulted in a significant decline in passenger volumes at Schiphol Airport, Holland’s main airport, according to data published by the airport. Ryanair also complained to the European Commission about the unlawful differentiation in the level of the Irish Air Travel tax between routes within the EU. From April 2011, a single rate (€3) of the Air Travel Tax has been introduced on all routes. In May 2011, the Irish Government announced that it would abolish the Air Travel Tax, although no details were provided as to when this decision would be implemented. No assurance can be given that the tax will be abolished or indeed that a higher rate of tax will not be applied in the future, which could have a negative impact on demand for air travel. In June 2011, Ryanair proposed to the Irish Government that it would deliver an incremental 5 million passengers per annum over a five year period in return for reduced airport charges and the abolition of the €3 air travel tax. Despite the fact that this offer was renewed in 2012, as of July 19, 2013, the Company has not yet received a positive response to this proposal. The Company is currently in negotiations with the DAA in relation to a growth incentive scheme whereby additional traffic will be delivered at Dublin airport in return for a reduction in airport charges. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports

The Greek government planned to introduce similar taxes; however, they have now cancelled plans to introduce these taxes. The German government introduced an €8 passenger tax on January 1, 2011 for all departing domestic or short-haul passengers and a passenger tax of €25 for all departing passengers on flights bound for southern Europe and northern Africa. The €8 tax was reduced to €7.50 in January 2012. In addition, the Austrian government introduced an ecological air travel levy of €8 effective January 1, 2011. In July 2013, the local Walloon Government in Belgium voted to introduce a €3 passenger travel tax from January 2014. Ryanair has threatened to cut its services at Charleroi Airport if the tax is introduced.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the U.K. Office of Fair Trading (“OFT”) and the Competition Commission, calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, which found that the common ownership by BAA of the three main airports in London negatively affected competition and that a “light touch” approach to regulating BAA by the Civil Aviation Authority adversely impacted competition. In March 2009 the Competition Commission ordered the break-up of BAA. In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. Following a delay caused by various appeals by the BAA, the BAA proceeded to sell Edinburgh Airport in April 2012, and Stansted airport to Manchester Airports Group plc in March 2013. Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. In May 2010 the BAA announced that it would not proceed with this £4 billion program. In April 2013 the UK Civil Aviation Authority proposed that the regulatory regime for airport charges at Stansted Airport between 2014 and 2019 should operate on the basis that charges can grow annually at half the rate of inflation. A final decision in this regard will be made by early 2014.

Ryanair announced on July 21, 2009 that, as a result of the U.K. government’s then £10 APD tourist tax (as well as the then scheduled increase in APD from £10 to £11, which occurred in November 2009, from £11 to £12 which occurred in November 2010 and from £12 to £13 in April 2012) and the high costs of operating at its London (Stansted) base, it would implement a 40% reduction in capacity at such base between October 2009 and March 2010. In particular, the Company announced its intention to reduce its London (Stansted)-based aircraft from the then current 40 to 24 during the aforementioned period, and also reduce by 30% the number of weekly Ryanair flights to and from the airport. The Company announced at that time that it expected these cuts to result in 2.5 million fewer passenger trips during the period. In addition, on June 29, 2010, due to the continuance of the U.K. government’s £11 APD tourist tax and high charges at London (Stansted) airport, the Company announced that capacity at London (Stansted) airport would be reduced from winter 2010 by 17% and the number of aircraft based at London (Stansted) would be reduced to 22. Ryanair also noted that, as a result of other capacity reductions at its U.K. bases except for the bases at Edinburgh and Leeds Bradford, its total U.K. capacity fell by 16% in the period from November 1, 2010 to March 31, 2011. In the 2013 fiscal year capacity to/from the U.K. was flat on the prior year. Capacity was increased in Manchester following the conclusion of a base agreement. This increase was offset by reductions in capacity in London (Gatwick) and Edinburgh as a result of cost increases. The Company is currently in negotiations with Manchester Airports Group plc, the owners of London (Stansted), in relation to an expansion of capacity at London (Stansted) in return for significant airport charge reductions for the incremental passenger volumes delivered. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase.” See also “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings” for information regarding legal proceedings in which Ryanair’s economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel accounted for approximately 45% and 43% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2013 and 2012, respectively (in each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 1% of total fuel costs in each of the fiscal years ended March 31, 2013 and 2012). The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. As of July 26, 2013, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2014 at prices equivalent to approximately $980 per metric ton. In addition, as of July 26, 2013, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 75% of its estimated requirements for the first half of the fiscal year ending March 31, 2015 at prices equivalent to approximately $935 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2013 Compared with Fiscal Year 2012—Fuel and Oil.”

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

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	1,116	1,395	Leasehold	Corporate Headquarters
Concourse Building, Airside Business Park, Swords, Dublin	12,141	9,298	Freehold	New Corporate Headquarters
Dublin Airport (Hangar No.1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No.2)	5,200	5,000	Leasehold	Aircraft Maintenance
Dublin Airport Business Park	955	749	Leasehold	Administration Offices
Phoenix House,Conyngham Road, Dublin	2,566	3,899	Freehold	Administration Offices
Satellite 3,Stansted Airport	605	605	Leasehold	Operations Center and Administrative Offices
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Stansted Airport	375	375	Leasehold	Training Centre
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Skavsta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	10,052	10,052	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Kaunas Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance
Rygge Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance

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

Ryanair’s current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the Irish Aviation Authority (the IAA), which reviews the department’s audits, including flight audits, training audits, document audits, and quality audits. Ryanair’s current Air Operator Certificate No IE 7/94 was issued on January 24, 2013.

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

The IAA is also responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA’s regulatory authority include: air safety; aircraft certification; personnel licensing and training; maintenance, manufacture, repair, airworthiness, and operation of aircraft; implementation of EU legislation; aircraft noise; and ground services. Each of the Company’s aircraft is required to have a Certificate of Airworthiness, which is issued by the IAA. The validity of Certificates of Airworthiness is subject to the review by the IAA. Each certificate is generally valid for a 12-month period. In March 2009, Ryanair received “Sub-Part (I) approval” from the IAA, which gives Ryanair the authority to extend the validity of its certificates, subject to certain record checks and physical aircraft inspections being performed by Ryanair’s quality department. The Company’s flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are subject to periodic inspections by the IAA. The IAA has broad regulatory and enforcement powers, including the authority to require reports; inspect the books, records, premises, and aircraft of a carrier; and investigate and institute enforcement proceedings. Failure to comply with IAA regulations can result in revocation of operating certification.

In July 1999, the IAA awarded Ryanair an air operator’s certificate, which is subject to routine audit and review, in recognition of Ryanair’s satisfaction of the relevant EU requirements for the operation of commercial air transport (“EU OPS 1”). The requirements of EU OPS 1 have been incorporated into European law as prescribed in Regulation (EEC) 3922/91 and were applied in full on July 16, 2008. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 3 Revision 8, was approved by the IAA on May 1, 2012.

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

The European Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No. 1592/2002 of the European Parliament and the Council of July 15, 2002, repealed by Basic Regulation (EC) 216-2008. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level. The EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness and maintenance issues within the EU member states.

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

On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by regional airports based on its February 2004 finding in the Charleroi case, a decision that the Court of First Instance (“CFI”) has since annulled in December 2008. The guidelines only apply to publicly owned regional airports, and place restrictions on the incentives that these airports can offer airlines to deliver traffic. Ryanair believes that the CFI’s annulment of the Charleroi decision severely undermines these guidelines. In April 2011, the European Commission launched a consultation on the revision of the 2005 guidelines. In May 2013, the European Commission launched a further consultation on the revision of the 2005 guidelines, a final revised version of which is expected to be published in the second half of 2013. However, no assurance can be given that the revised guidelines will better reflect the commercial reality of the liberalized air transport market and consequently allow public airports to offer similar incentives to those offered by private airports.

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

The European Union also passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair currently includes this information in its advertised fares in all markets where it operates. However, certain regulatory authorities have alleged that some fees applied by airlines, including Ryanair, on an avoidable basis are in fact mandatory. Ryanair amended its website to include information on fees in June 2012 and incorporated further changes to meet these requirements on its website in August 2012 and December 2012.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, nine of the ten directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

State Aid. The EU rules control aid granted by member states to businesses on a selective or discriminatory basis. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of state aid to an airline is subject to challenge before the EU or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports“and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

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

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made there under. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair’s engineering facilities at Dublin Airport, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skavsta), Oslo (Rygge) and Kaunas. However, at all times Ryanair’s storage and handling of these substances complies with the relevant regulatory requirements. At Ryanair’s Glasgow (Prestwick) and London (Stansted) maintenance facilities, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. At all other facilities Ryanair adheres to all local and EU regulations.

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in “next generation” aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. According to the Air Travel Carbon and Energy Efficiency Report published by Brighter Planet, Ryanair is the industry leader in terms of environmental efficiency, and the Company is constantly working towards improving its performance.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of just over 4.5 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. See “—Aircraft” above for details on Ryanair’s fleet plan.

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

•	has no late-night departures of aircraft, reducing the impact of noise emissions; and

•	is currently evaluating the benefits of the Boeing 737 MAX aircraft, a variant of the 737, with new more fuel-efficient engines.

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

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than five million passenger per annum, and all capital city airports irrespective of their passenger throughput, when setting airport charges, and provides for an appeals procedure for airlines in the event they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure will be effective or that it will constrain those airports that are currently abusing their dominant position, in part because the legislation was mis-transposed in certain countries, such as Ireland and Spain, so as to deprive airlines of even the basic safeguards provided for in the Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

Slots

Currently, the majority of Ryanair’s bases of operations have no “slot” allocation restrictions; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, EU law currently regulates the acquisition, transfer, and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system, allowing for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Union is currently considering such proposals as part of a review of the slots legislation, which is currently expected to be completed in 2014. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

From 1997 through June 30, 2013, Ryanair launched service on more than 1,600 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established 57 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from 4.9 million in the 1999 fiscal year to approximately 79.3 million in the 2013 fiscal year. Ryanair had 303 Boeing 737-800 aircraft as of June 30, 2013, and now serves approximately 180 airports with a team of over 9,000 people.

Ryanair expects to have approximately 410 aircraft in its operating fleet by March 31, 2019. This is subject to lease handbacks and disposals over the period to March 31, 2019 meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its ultra-low cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 79.3 million passengers in the 2013 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased approximately 2% from 58,584.5 million in the 2012 fiscal year to 59,865.6 million in the 2013 fiscal year due primarily to an increase of approximately 2% in scheduled available seat miles (“ASMs”) from 71,139.7 million in the 2012 fiscal year to 72,829.9 million in the 2013 fiscal year. Scheduled passenger revenues increased approximately 9% from €3,504.0 million in the 2012 fiscal year to €3,819.8 million in the 2013 fiscal year. Average booked passenger fare increased from €45.36 in the 2012 fiscal year to €48.20 in the 2013 fiscal year.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 70% in both the 2012 fiscal year and the 2013 fiscal year. Cost per passenger was €48.90 in the 2012 fiscal year and €52.56 in the 2013 fiscal year, with the increase primarily reflecting the higher fuel cost per passenger of €23.79 in the 2013 fiscal year, as compared to €21.02 in the 2012 fiscal year, as well as an increase of approximately 5% in passengers in the 2013 fiscal year. Ryanair recorded operating profits of €683.2 million in the 2012 fiscal year and €718.2 million in the 2013 fiscal year. The Company recorded a profit after taxation of €560.4 million in the 2012 fiscal year and profit after taxation of €569.3 million in the 2013 fiscal year. Ryanair recorded seat capacity growth of approximately 5% in the 2013 fiscal year, compared to approximately 6% in the 2012 fiscal year, and expects capacity to increase by approximately 3% in the 2014 fiscal year. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Decided to Seasonally Ground Aircraft.”

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

The United Kingdom’s Office of Fair Trading (“OFT”) wrote to Ryanair in September 2010, advising that it intended to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected on the basis that the OFT’s investigation was time-barred. Ryanair maintains that the OFT had the opportunity, which it missed, to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is within time. On July 28, 2011, the Competition Appeal Tribunal ruled that the OFT was not time barred when it attempted in September 2010 to open an investigation into Ryanair’s 2006 acquisition of a minority non-controlling stake in Aer Lingus. Ryanair subsequently appealed the Competition Appeal Tribunal’s decision. On November 24, 2011, the UK Court of Appeal ordered a stay of the OFT’s investigation pending the Courts review of whether the OFT’s investigation was time barred. On May 22, 2012, the Court of Appeal found that the OFT was not time barred to investigate Ryanair’s minority stake in Aer Lingus in September 2010. Ryanair subsequently sought permission to appeal that ruling to the UK Supreme Court, but permission was refused. On June 15, 2012, the OFT referred the investigation of Ryanair’s minority stake in Aer Lingus to the UK Competition Commission. The Competition Commission’s decision is expected by September 05, 2013. The Competition Commission could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. On July 23, 2013 the Company announced that as part of its remedies discussions with the UKCC it had offered to give an undertaking to unconditionally sell its shareholding in Aer Lingus to any other EU airline that makes an offer for Aer Lingus and acquires acceptances in respect of more than 50% of Aer Lingus’ issued share capital.

On June 19, 2012, Ryanair made a third offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share. The timing of the offer was influenced by: (i) the continued consolidation of European airlines, and more recently the International Airlines Group (the parent company of British Airways) takeover of British Midland International, where the No.1 airline at Heathrow was allowed to acquire the No. 2; (ii) the additional capacity available at Dublin airport following the opening of Terminal 2 and the decline in traffic from 23.3 million passengers per annum in 2007 to 18.7 million in 2011, has resulted in Dublin airport operating at approximately 50% capacity; (iii) the change in the Irish government policy since 2006 in that the Irish government has decided to sell its stake in Aer Lingus; (iv) the fact that under the terms of the bailout agreement provided by the European Commission, European Central Bank and the International Monetary Fund to Ireland, the Irish government has committed to sell its stake in Aer Lingus; (v) the fact that the ESOT (Employee Share Ownership Trust) which at the time of the unsuccessful 2006 offer controlled 15% of Aer Lingus, has been disbanded since December 2010 and the shares distributed to the individual members, with the result that Ryanair’s new offer was, in Ryanair’s view, capable of reaching over 50% acceptance either with or without government acceptance; and (vi) the fact that recently Etihad, an Abu Dhabi based airline, has acquired a 3% stake in Aer Lingus and has expressed an interest in buying the government’s 25% stake in Aer Lingus (the offer therefore provided Etihad or any other potential bidder the opportunity to purchase the government’s stake).

Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and to grow its traffic from 9.5 million to over 14.5 million passengers over a five year period post acquisition, by growing Aer Lingus’ short haul traffic at some of Europe’s major airports where Aer Lingus currently operates and Ryanair does not. Ryanair also intended to increase Aer Lingus’ transatlantic traffic from Ireland, which has fallen in recent years, by investing in operations. If the offer was accepted, the Irish government would have received €173 million in cash. The offer of €1.30 per share represented a premium of approximately 38% over the closing price of €0.94 for Aer Lingus shares as of June 19, 2012. The offer was conditional on competition approval by the European Commission. However, on February 27, 2013, the European Commission prohibited the acquisition by Ryanair of the remaining share capital of Aer Lingus. Ryanair appealed this prohibition to the EU General Court on May 8, 2013. A judgment in this appeal is expected within 18-24 months of the date of filing.

The available for sale financial asset balance sheet value of €221.2 million reflects the market value of the Company’s stake in Aer Lingus as of March 31, 2013, as compared to a value of €149.7 million as of March 31, 2012. In accordance with the company’s accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over Aer Lingus. The increase in the amount of the available for sale financial asset from €149.7 million at March 31, 2012 to €221.2 million at March 31, 2013 is comprised of a gain of €71.5 million, recognized through other comprehensive income, reflecting the increase in Aer Lingus’ share price from €0.94 per share at March 31, 2012 to €1.39 per share at March 31, 2013. All impairment losses are required to be recognized in the income statement and are not subsequently reversed, while gains are recognized through other comprehensive income. The investment had in prior periods been impaired to €0.50 per share. In fiscal year 2010, the Company recorded an impairment charge of €13.5 million in the income statement on its Aer Lingus shareholding.

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

(iv) Aer Lingus and its significant shareholder (the Irish government: 25.1%) have historically openly opposed Ryanair’s investment or participation in the company;

(v) In 2007, 2009 and 2010, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 5% shareholder under Irish law).

(vi) On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair’s request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus’ annual general meeting; and

(vii) The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated October 11, 2007).The European Commission’s finding has been confirmed by the European Union’s General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair’s shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010).

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, the impact of the banking crisis and potential break-up of the euro; competition and the public’s perception regarding the safety of low-fares airlines; the value of its equity stake in Aer Lingus; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by volcanic ash emissions or other atmospheric disruptions; flight disruptions caused by periodic and prolonged air traffic controller strikes in Europe; the rates of income and corporate taxes paid, and the impact of the financial and Eurozone crisis. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. See “Item 3. Key Information—Risk Factors—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”€

RECENT OPERATING RESULTS

The Company’s profit after tax for the quarter ended June 30, 2013 (the first quarter of the Company’s 2014 fiscal year) was €78.1 million, as compared to €98.8 million for the corresponding period of the previous year. The Company recorded a decrease in operating profit, from €132.0 million in the first quarter of the 2013 fiscal year to €103.3 million in the recently completed quarter. Total operating revenues increased from €1,283.9 million in the first quarter of 2013 to €1,342.2 million in the first quarter of 2014. The decrease in operating profit was primarily due to a 4% reduction in average fares and an 8% increase in total operating expenses, offset by strong ancillary revenues. Operating expenses increased from €1,151.9 million in the first quarter of 2013 to €1,238.9 million in the first quarter of 2014, due primarily to the 6% increase in fuel costs and an increase in other operating costs associated with a higher level of activity in line with the growth of the airline. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €3,592.7 million at June 30, 2013 as compared with €3,807.6 million at June 30, 2012.

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

Long-lived Assets

As of March 31, 2013, Ryanair had €4.9 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2013	2012	2011
Total revenues	100%	100%	100%
Scheduled revenues	78.2	79.8	77.9
Ancillary revenues	21.8	20.2	22.1
Total operating expenses	85.3	84.5	86.5
Staff costs	8.9	9.5	10.4
Depreciation	6.7	7.0	7.7
Fuel and oil	38.6	36.3	33.8
Maintenance, materials and repairs	2.5	2.4	2.6
Aircraft rentals	2.0	2.1	2.7
Route charges	10.0	10.5	11.3
Airport and handling charges	12.5	12.6	13.5
Marketing, distribution and other	4.1	4.1	4.6

Operating profit	14.7	15.5	13.4
Net interest income (expense)	(1.5)	(1.5)	(1.8)
Other income (expenses)	0.1	0.3	—

Profit before taxation	13.3	14.3	11.6
Taxation	(1.6)	(1.7)	(1.3)

Profit after taxation	11.7	12.6	10.3

FISCAL YEAR 2013 COMPARED WITH FISCAL YEAR 2012

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €569.3 million in the 2013 fiscal year, as compared with a profit of €560.4 million in the 2012 fiscal year. This 1.6% increase was primarily attributable to an increase in revenues driven by a 4.3% increase in average fares and a 20.1% increase in ancillary revenues, partially offset by a 18.3% increase in fuel and oil costs from €1,593.6 million to €1.885.6 million. The result in fiscal 2012 included €57.8 million, net of tax, relating to a one off release of ticket sales revenue due to a change in accounting estimates arising in enhancements to Ryanair’s revenue accounting system.

Scheduled revenues. Ryanair’s scheduled passenger revenues increased 9.0%, from €3,504.0 million in the 2012 fiscal year, to €3,819.8 million in the 2013 fiscal year, primarily reflecting an increase of 4.3% in average fares. The number of passengers booked increased 4.5%, from 75.8 million to 79.3 million, reflecting increased passenger volumes on existing routes and the successful launch of new bases at Chania, Eindhoven, Fez, Krakow, Maastricht, Marrakech and Zadar in the 2013 fiscal year. Booked passenger load factors remained flat at 82% in both fiscal 2012 and fiscal 2013.

Passenger capacity during the 2013 fiscal year increased by 4.7% due to the addition of 11 Boeing 737-800 aircraft (net of lease handbacks). Scheduled passenger revenues accounted for 78.2 % of Ryanair’s total revenues for the 2013 fiscal year, compared with 79.8% of total revenues in the 2012 fiscal year.

During fiscal year 2012, changes in estimates relating to the timing of revenue recognition for unused passenger tickets were made, resulting in increased revenue in the 2012 fiscal year of €65.3 million. This change reflects more accurate and timely data obtained through system enhancements.

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 20.1%, from €886.2 million in the 2012 fiscal year to €1,064.2 million in the 2013 fiscal year, while ancillary revenues per booked passenger increased to €13.43 from €11.69. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, administration/credit card fees, sales of rail and bus tickets, priority boarding, reserved seating, accommodation, travel insurance and car rental increased 23.3% to €796.2 million from €645.6 million in the 2012 fiscal year. Revenues from in-flight sales increased 2.8%, to €110.2 million from €107.2 million in the 2012 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 18.3%, from €133.4 million in the 2012 fiscal year to €157.8 million in the 2013 fiscal year. The rate of increase in revenues from all ancillary revenue categories exceeded that of the increase in overall passengers booked.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2013		2012
	(in millions of euro, except percentage data)

Non-flight Scheduled	€796.2	74.8%	€645.6	72.9%
In-flight Sales	€110.2	10.4%	€107.2	12.1%
Internet-related	€157.8	14.8%	€133.4	15.0%

Total	€1,064.2	100.0%	€886.2	100.0%

Operating expenses. As a percentage of total revenues, Ryanair’s operating expenses increased from 84.5% in the 2012 fiscal year to 85.3% in the 2013 fiscal year, as total revenues increased by 11.2%, slower than the 12.4% increase in operating expenses. In absolute terms, total operating expenses increased 12.4%, from €3,707.0 million in the 2012 fiscal year to €4,165.8 million in the 2013 fiscal year, principally as a result of an 18.3% increase in fuel and oil costs from €1,593.6 million in the 2012 fiscal year to €1,885.6 million in the 2013 fiscal year. Staff costs, depreciation and amortization, aircraft rental expenses, route charges, airport handling charges and marketing, distribution and other costs decreased as a percentage of total revenues, while maintenance and fuel and oil expenses increased. Total operating expenses per passenger increased by 7.5%, with the increase reflecting, principally, the increase in passenger capacity during the 2013 fiscal year and the impact of the higher fuel costs.

The Company’s decision to ground aircraft did not have a material impact on the results of the Company for the year ended March 31, 2013 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft would have been lower than the operating costs associated with operating these aircraft, due to significantly higher fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant staff can be furloughed under the terms of their contracts without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair’s operating expenses (on a per-passenger basis) for the fiscal years ended March 31, 2013 and March 31, 2012 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2012	% Change
	€	€
Staff costs	5.50	5.47	0.4%
Depreciation	4.16	4.08	2.0%
Fuel and oil	23.79	21.02	13.2%
Maintenance, materials and repairs	1.52	1.37	11.0%
Aircraft rentals	1.24	1.20	3.5%
Route charges	6.14	6.08	1.1%
Airport and handling charges	7.71	7.31	5.6%
Marketing, distribution and other	2.50	2.37	5.2%

Total operating expenses	52.56	48.90	7.5%

Staff costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, increased 0.4% on a per-passenger basis, while in absolute terms, these costs increased 5.0%, from €415.0 million in the 2013 fiscal year to €435.6 million in the 2013 fiscal year. The increase in absolute terms was primarily attributable to a 3.7% increase in hours flown and a flight crew pay increase of 2% granted in fiscal 2013.

Depreciation and amortization. Ryanair’s depreciation and amortization per passenger increased by 2.0%, while in absolute terms these costs increased 6.6% from €309.2 million in the 2012 fiscal year to €329.6 million in the 2013 fiscal year. The increase was primarily attributable to the addition of 11 owned aircraft to the fleet during the 2013 fiscal year. See “—Critical Accounting Policies—Long-lived Assets” above.

Fuel and oil. Ryanair’s fuel and oil costs per passenger increased by 13.2%, while in absolute terms, these costs increased by 18.3% from €1,593.6 million in the 2012 fiscal year to €1,884.6 million in the 2013 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 18.3% increase reflected a 15% increase in average fuel prices paid and the impact of a 3.7% increase in the number of hours flown, which were offset in part by a 2.2% decrease in the average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased 14.4% from €2.08 per U.S. gallon in the 2012 fiscal year to €2.38 per U.S. gallon in the 2013 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Maintenance, materials and repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance, provision for leased aircraft and the overhaul of spare parts, increased 11.0% on a per-passenger basis, while in absolute terms these expenses increased by 16.0% from €104.0 million in the 2012 fiscal year to €120.7 million in the 2013 fiscal year. The increase in absolute terms during the fiscal year reflected the additional costs arising from increased level of activity and the opening of new bases.

Aircraft rentals. Aircraft rental expenses amounted to €98.2 million in the 2013 fiscal year, an 8.2% increase from the €90.7 million reported in the 2012 fiscal year, reflecting the negative impact of higher lessor financing costs and the adverse impact of changes in the euro/dollar exchange rate on new leased aircraft and the handback of 4 aircraft due to the maturity of leases.

Route charges and airport and handling charges. Ryanair’s route charges per passenger increased 1.1% in the 2013 fiscal year, while airport and handling charges per passenger increased 5.6%. In absolute terms, route charges increased 5.7%, from €460.5 million in the 2012 fiscal year to €486.6 million in the 2013 fiscal year, primarily as a result of the 4.7% increase in sectors flown. In absolute terms, airport and handling charges increased 10.4%, from €554.0 million in the 2012 fiscal year, to €611.6 million in the 2013 fiscal year, reflecting the overall growth in passenger volumes and higher charges at Dublin and London (Stansted) airports, partially offset by lower average costs at Ryanair’s newer airports and bases.

Marketing, distribution and other expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased 5.2% on a per-passenger basis in the 2013 fiscal year, while in absolute terms, these costs increased 9.9%, from €180.0 million in the 2012 fiscal year to €197.9 million in the 2013 fiscal year, with the overall increase primarily reflecting the higher level of activity and increased onboard product costs reflecting the higher level of sales.

Operating profit. As a result of the factors outlined above, operating profit increased 0.6% on a per-passenger basis in the 2013 fiscal year, and also increased in absolute terms, from €683.2 million in the 2012 fiscal year to €718.2 million in the 2013 fiscal year.

Finance income. Ryanair’s interest and similar income decreased 38.2%, from €44.3 million in the 2012 fiscal year to €27.4 million in the 2013 fiscal year, reflecting the reduced yields on term deposits.

Finance expense. Ryanair’s interest and similar charges decreased 9.0%, from €109.2 million in the 2012 fiscal year to €99.3 million in the 2013 fiscal year, primarily due to lower interest rates in the 2013 fiscal year compared to the 2012 fiscal year. These costs are expected to increase as Ryanair further expands its fleet.

Foreign exchange gains/losses. Ryanair recorded foreign exchange gains of €4.6 million in the 2013 fiscal year, as compared with foreign exchange gains of €4.3 million in the 2012 fiscal year, with the different result being primarily due to the positive impact of changes in the U.K. pound sterling and the U.S. dollar exchange rates against the euro.

Taxation. The effective tax rate for the 2013 fiscal year was 12.5%, as compared to an effective tax rate of 11.5% in the 2012 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax provision of €81.6 million in the 2013 fiscal year, compared with a tax provision of €72.6 million in the 2012 fiscal year, with the increase primarily reflecting higher pre-tax profits. The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

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

Passenger capacity during the 2012 fiscal year increased by 12.3% due to the addition of 22 Boeing 737-800 aircraft (net of handbacks), as well as a 5.8% increase in sectors flown and a 6.1% increase in the average length of passenger haul. Scheduled passenger revenues accounted for 79.8% of Ryanair’s total revenues for the 2012 fiscal year, compared with 77.9% of total revenues in the 2011 fiscal year.

During fiscal year 2012, changes in estimates relating to the timing of revenue recognition for unused passenger tickets were made, resulting in increased revenue in the 2012 fiscal year of €65.3 million. This change reflects more accurate and timely data obtained through system enhancements.

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 10.6%, from €801.6 million in the 2011 fiscal year to €886.2 million in the 2012 fiscal year, while ancillary revenues per booked passenger increased to €11.69 from €11.12. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodation, travel insurance and car rental increased 12.4% to €645.6 million from €574.2 million in the 2011 fiscal year. Revenues from in-flight sales increased 6.4%, to €107.2 million from €100.7 million in the 2011 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 5.3%, from €126.7 million in the 2011 fiscal year to €133.4 million in the 2012 fiscal year. The rate of increase in revenues from all ancillary revenue categories exceeded the increase in overall passengers booked.

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

Operating expenses. As a percentage of total revenues, Ryanair’s operating expenses decreased from 86.5% in the 2011 fiscal year to 84.5% in the 2012 fiscal year, as total revenues increased by 21.0%, faster than the 18.0% increase in operating expenses. In absolute terms, total operating expenses increased 18.0%, from €3,141.3 million in the 2011 fiscal year to €3,707.0 million in the 2012 fiscal year, principally as a result of a 29.9% increase in fuel costs from €1,227.0 million in the 2011 fiscal year to €1,593.6 million in the 2012 fiscal year. Staff costs, depreciation and amortization, maintenance expenses, aircraft rental expenses, route charges, airport handling charges and marketing, distribution and other costs decreased as a percentage of total revenues, while fuel and oil increased. Total operating expenses per passenger increased by 12.2%, with the increase reflecting, principally, the increase in passenger numbers during the 2012 fiscal year and the impact of the higher fuel costs.

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

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair’s operating expenses per passenger for the fiscal years ended March 31, 2012 and March 31, 2011 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2011	% Change
	€	€
Staff costs	5.47	5.22	4.9%
Depreciation	4.08	3.85	5.8%
Fuel and oil	21.02	17.03	23.5%
Maintenance, materials and repairs	1.37	1.30	5.3%
Aircraft rentals	1.20	1.35	(11.3)%
Route charges	6.08	5.70	6.6%
Airport and handling charges	7.31	6.82	7.1%
Marketing, distribution and other	2.37	2.32	2.5%

Total operating expenses	48.90	43.59	12.2%

Staff costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, increased 4.9% on a per-passenger basis, while in absolute terms, these costs increased 10.3%, from €376.1 million in the 2011 fiscal year (which included €4.6 million in relation to volcanic ash expenses) to €415.0 million in the 2012 fiscal year. The increase in absolute terms was primarily attributable to a 10.5% increase in hours flown and a Company-wide pay increase of 2% granted in April 2011, partially offset by a €2.5 million reversal of previously recognized share-based payment compensation expense for awards that did not vest.

Depreciation and amortization. Ryanair’s depreciation and amortization per passenger increased by 5.8%, while in absolute terms these costs increased 11.3% from €277.7 million in the 2011 fiscal year, to €309.2 million in the 2012 fiscal year. The increase was primarily attributable to the addition of 14 owned aircraft to the fleet during the 2012 fiscal year. See “—Critical Accounting Policies—Long-lived Assets” above.

Fuel and oil. Ryanair’s fuel and oil costs per passenger increased by 23.5%, while in absolute terms, these costs increased by 29.9% from €1,227.0 million in the 2011 fiscal year to €1,593.6 million in the 2012 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 29.9% increase reflected an 18.2% increase in average fuel prices paid, the impact of a 10.5% increase in the number of hours flown and a 6.1% increase in the average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased 18.2% from €1.76 per U.S. gallon in the 2011 fiscal year to €2.08 per U.S. gallon in the 2012 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Maintenance, materials and repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, increased 5.3% on a per-passenger basis, while in absolute terms these expenses increased by 10.8% from €93.9 million in the 2011 fiscal year to €104.0 million in the 2012 fiscal year. The increase in absolute terms during the fiscal year reflected the additional costs arising from increased level of activity and the opening of new bases.

Aircraft rentals. Aircraft rental expenses amounted to €90.7 million in the 2012 fiscal year, a 6.7% decrease from the €97.2 million reported in the 2011 fiscal year, reflecting the lower lease costs on newer aircraft and the handback of 3 aircraft due to the maturity of leases.

Route charges and airport and handling charges. Ryanair’s route charges per passenger increased 6.6% in the 2012 fiscal year, while airport and handling charges per passenger increased 7.1%. In absolute terms, route charges increased 12.2%, from €410.6 million in the 2011 fiscal year to €460.5 million in the 2012 fiscal year, primarily as a result of the 5.8% increase in sectors flown. In absolute terms, airport and handling charges increased 12.6%, from €491.8 million in the 2011 fiscal year, to €554.0 million in the 2012 fiscal year, reflecting the overall growth in passenger volumes and higher charges at Dublin and Stansted airports, partially offset by lower average costs at Ryanair’s newer airports and bases.

Marketing, distribution and other expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased 2.5% on a per-passenger basis in the 2012 fiscal year, while in absolute terms, these costs increased 7.8%, from €167.0 million in the 2011 fiscal year to €180.0 million in the 2012 fiscal year, with the overall increase primarily reflecting the higher level of activity and increased onboard product costs reflecting the higher level of sales.

Operating profit. As a result of the factors outlined above, operating profit increased 33.0% on a per-passenger basis in the 2012 fiscal year, and also increased in absolute terms, from €488.2 million in the 2011 fiscal year to €683.2 million in the 2012 fiscal year. See “Item 3. Key Information—Risk Factors—Ryanair Has Decided to Seasonally Ground Aircraft. The Company’s decision to ground aircraft did not have a material impact on the results of the Company for the year ended March 31, 2012 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft, would have been lower than the operating costs associated with operating these aircraft, due to significantly higher fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant staff can be furloughed under the terms of their contract without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2013 and 2012 of €3,559.0 million and €3,515.6 million, respectively. The increase at March 31, 2013 primarily reflects cash generated from operating activities of €1,023.5 million offset in part by the cash used to fund the payment of a €491.5 million dividend and the purchase of property, plant, and equipment – primarily 11 new Boeing 737-800 aircraft, as well as the purchase of 15.0 million Ordinary Shares via a share buy-back costing €67.5 million. During the 2013 fiscal year, the Company partially funded its €310.7 million in purchases of property, plant, and equipment out of €234.6 million in loans. Cash and liquid resources included €24.7 million and €35.1 million in “restricted cash” held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2013 and 2012, respectively. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company’s net cash inflows from operating activities in the 2013 and 2012 fiscal years amounted to €1,023.5 million and €1,020.3 million, respectively. The €3.2 million increase in net cash flows from operating activities for fiscal year 2013 compared to fiscal 2012 was principally due to a number of factors including a €493.8 million increase in operating revenues, due to a combination of a 4.3% increase in average fares, a 4.5% increase in booked passengers and a 20.1% increase in ancillary revenues, partially offset by a €291.0 million, or 18.3%, increase in fuel and oil costs, due to the increase in the level of activity and increases in the average price of fuel, and a €146.4 million, or 8.1%, increase in non-fuel related operating expenses (excluding a €20.4 million, or 6.6%, increase in non-cash depreciation) due to the growth of the business. In addition, movements in working capital, related principally to cash received in advance for flights, and receipt of other receivables and increases in other payables balances, generated €67.4 million in cash in 2013, compared with €101.8 million in 2012. This decrease in net cash generated from working capital of €34.4 million, or approximately 34%, is primarily due to the timing of Easter, which led to lower future fly revenues at year end.

During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax, as well as share buy-backs of €192.1 million and the payment of a €491.5 million special dividend to shareholders. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans

The Company’s net cash inflows from operating activities in the 2012 and 2011 fiscal years amounted to €1,020.3 million and €786.3 million, respectively. The €234.0 million, or 29%, increase in net cash flows from operating activities for fiscal year 2012 compared to fiscal 2011 was principally due to a number of factors including a €760.7 million increase in operating revenues, due to a combination of a 15.6% increase in average fares, a 5.2% increase in booked passengers and a 10.6% increase in ancillary revenues, partially offset by a €366.6 million, or 29.9%, increase in fuel and oil costs, due to the increase in the level of activity and increases in the average price of fuel, and a €167.6 million, or 10.2%, increase in non-fuel related operating expenses (excluding a €31.5 million, or 11.3%, increase in non-cash depreciation) due to the growth of the business. In addition, movements in working capital, related principally to cash received in advance for flights, and receipt of other receivables and increases in other payables balances, generated €101.8 million in cash in 2012, compared with €86.5 million in 2011. This increase in net cash generated from working capital of €15.3 million, or 17.7%, primarily related to an increase in cash receipts from advance bookings.

The Company’s net cash used in investing activities in fiscal years 2013 and 2012 totaled €1,821.5 million and €185.4 million, respectively, primarily reflecting the Company’s capital expenditures, and increased investment of cash with maturities of greater than three months, as described in more detail below.

The Company’s net cash used in investing activities in fiscal years 2012 and 2011 totaled €185.4 million and €474.0 million, respectively, primarily reflecting the Company’s capital expenditures, and decreased investment of cash with maturities of greater than three months.

Net cash used in financing activities totaled €669.4 million in the 2013 fiscal year, largely reflecting the receipt of proceeds from long-term borrowings of €234.6 million in fiscal year 2013 and shares issued of €21.4 million, offset in part by repayments of long-term borrowings of €366.4 million, the payment of a €491.5 million dividend and shares purchased under a share buy-back program of €67.5 million. The Company experienced a net cash outflow from financing activities of €154.9 million in fiscal year 2012. This was due to the receipt of proceeds from long term borrowings of €292.3 million being more than offset by repayments of long-term borrowings of €329.7 million and the expenditure of €124.6 million under the share buy-back program.

The Company’s net cash provided by financing activities totaled €238.1 million in the 2011 fiscal year, largely reflecting the receipt of proceeds from long-term borrowings of €991.4 million in fiscal year 2011, offset in part by repayments of long-term borrowings of €280.7 million.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2013 and 2012 were €310.7 million and €290.4 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2013, Ryanair had a fleet of 305 Boeing 737-800 aircraft, the majority of which (210 aircraft) were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (30 of the aircraft in the fleet as of March 31, 2013) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2013). Of Ryanair’s total fleet of 305 Boeing 737-800 aircraft at March 31, 2013 there were 59 aircraft which were financed through operating lease arrangements. Of the 15 new Boeing 737-800 aircraft which Ryanair took delivery of between April 1, 2012 and March 31, 2013, four were financed through sale-and-leaseback financings and the remainder through Ex-Im Bank guaranteed-financing. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2014 fiscal year.

The Company’s net cash outflows for capital expenditures in fiscal years 2012 and 2011 were €290.4 million and €897.2 million, respectively. Of the 25 new Boeing 737-800 aircraft which Ryanair took delivery of between April 1, 2011 and March 31, 2012, 11 were financed through sale-and-leaseback financings and the remainder through Ex-Im Bank guaranteed-financing.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company pursuant to the 2013 Boeing Contract:

Fiscal Year End	Mar 31, 2013	Mar 31, 2014	Mar 31, 2015	Mar 31, 2016	Mar 31, 2017	Mar 31, 2018	Mar 31, 2019	Summary
Opening Fleet	294	305	290	298	328	354	386	294
Aircraft delivered	11	0	11	35	50	50	29	186
Planned returns or disposals	—	(15)	(3)	(5)	(24)	(18)	(5)	(70)

Closing Fleet	305	290	298	328	354	386	410	410

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €3,498.3 million at March 31, 2013 and €3,625.2 million at March 31, 2012, with the change being primarily attributable to financing of new aircraft and repayment of existing debt facilities. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2013. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on, the Company’s borrowings.

The Company’s purchase of the 15 Boeing 737-800 aircraft delivered in the 2013 fiscal year has been funded by a combination of financing solutions, including bank loans supported by Ex-Im Bank guarantees (eleven aircraft) and sale-and-leaseback financings (four aircraft). At March 31, 2013, the majority of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed seven aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 34% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, with the interest rate exposure from these loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with maturities between seven and twelve years in respect of approximately 66% of its outstanding debt financing at March 31, 2013 and of this total approximately 49% of this debt has been partially swapped, with the relevant swaps covering the first seven years of the twelve-year amortizing period.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2013. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2013	EUR	EUR
	Fixed	Floating
	(in millions of euro)

Borrowing profile before swap transactions	1,025.3	2,473.0
Interest rate swaps – Debt swapped from floating to fixed	1,293.3	(1.293.3)

Borrowing profile after swap transactions	2,318.6	1,179.7

The weighted-average interest rate on the cumulative borrowings under these facilities of €3,498.3 million at March 31, 2013 was 2.5%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise).

As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 210 aircraft delivered and remaining in the fleet as of March 31, 2013 rests with a number of United States special purpose vehicles (the “SPVs”) in which Ryanair has no equity or other interest. The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

Ryanair has a track record in securing finance for similar sized aircraft purchases. The 1998, 2002, 2003 and 2005 Boeing Contracts totaling 348 aircraft were financed with approximately 66% US Ex-Im Bank loan guarantees and capital markets (with 85% loan to value) financing, 24% through sale and operating leaseback financing, and 10% through Japanese operating leases with call options (“JOLCOs”). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Under the new Aviation Sector Understanding which came into effect from January 1, 2013, the fees payable to Ex-Im Bank for the provision of loan guarantees have significantly increased, thereby making it more expensive than more traditional forms of financing. As a result, Ryanair intends to finance the new aircraft obtained under the 2013 Boeing Contract through a combination of internally generated cash flows, debt financing from commercial banks, debt financing through the capital markets in a secured and unsecured manner, commercial debt through JOLCOs and sale and operating leasebacks. These forms of financing are generally accepted in the aviation industry and are currently widely available for companies who have the credit quality of Ryanair. Ryanair may periodically use Ex-Im Bank loan guarantees when appropriate. Ryanair intends to finance pre-delivery payments (“Aircraft Deposits”) to Boeing in respect of the New Aircraft via internally generated cash flows similar to all previous Aircraft Deposit payments.

Using the debt capital markets to finance the 2013 Boeing Contract may require the Company to obtain a credit rating or potentially to obtain a credit rating for specific debt transactions, for example using an Enhanced Equipment Trust Certificate (“EETC”), a structured product that is widely used in the US to finance aircraft deliveries. The requirement for a credit rating depends amongst other things on whether Ryanair finances the aircraft via secured funding or through general corporate purposes.

At March 31, 2013, Ryanair had 59 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 30 leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining 29 operating leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 41 of the 59 remaining operating lease aircraft as of March 31, 2013, on pre-determined terms. 15 operating lease arrangements will mature during the year ended March 31, 2014. In April 2013, the Company decided not to extend two leases that were maturing and handed these aircraft back to the lessor. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2013 with 13-year euro-denominated JOLCOs. These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Six aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

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

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2013. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.2805=€1.00 (based on the European Central Bank Rate on March 31, 2013). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor described below. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

With respect to purchase obligations under the terms of the 2013 Boeing contract, the Company was required to pay Boeing 1% of the Basic Price of each of the 175 firm-order Boeing 737-800 aircraft at the time the contract was signed in April 2013 (such deposit being fully refundable if the Company had not received the shareholder approval it received at an extraordinary general meeting on June 18, 2013), and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated “Escalation Factor” but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery. Similar terms applied under the 2005 Boeing contract, with the first payment due when the contract was signed in February 2005.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(in millions of euro)

Long-term Debt (a)	2,735.7	346.1	354.9	972.2	1,062.5
Finance Lease Obligations	762.6	53.4	55.8	290.4	363.0
Purchase Obligations (b)	10,726.8	—	674.2	8,275.0	1,777.6
Operating Lease Obligations	544.1	107.2	101.8	240.6	94.5
Future Interest Payments (c)	277.8	68.1	56.9	101.7	51.1

Total Contractual Obligations	15,047.0	574.8	1,243.6	9,879.9	3,348.7

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 11 to the consolidated financial statements included in Item 18.
(b)	These are noted at a non-discounted “list” price.
(c)	In determining an appropriate methodology to estimate future interest payments we have applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

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

Guarantees. Ryanair Holdings has provided an aggregate of €5,973.6 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2013 Boeing Contract which total approximately $14.2 billion at list prices, and only became effective following Ryanair Holdings shareholder approval at an EGM on June 18, 2013.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects—Business Overview,” “—Results of Operations,” “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Strategy—Responding to Current Challenges” above.

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2013.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of July 26, 2013:

Name	Age	Positions
David Bonderman (a)(b)	70	Chairman of the Board and Director
Michael Horgan (d)	76	Director
Charles McCreevy (c)	63	Director
Declan McKeon (c)	62	Director
Kyran McLaughlin (a)(b)	69	Director
Dick Milliken	62	Director
Michael O’Leary (a)(b)(f)	52	Director and Chief Executive Officer
Julie O’Neill (e)	58	Director
James Osborne (a)(c)(e)	64	Director
Louise Phelan (e)	46	Director

(a)	Member of the Executive Committee.
(b)	Member of the Nomination Committee.
(c)	Member of the Audit Committee.
(d)	Member of the Air Safety Committee.
(e)	Member of the Remuneration Committee.
(f)	Mr. O’Leary is also the chief executive officer of Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the Board of Directors since December 1996. In 1992, Mr. Bonderman co-founded TPG (formerly known as Texas Pacific Group), a private equity investment firm. He currently serves as an officer and director of the general partner and manager of TPG. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P. Inc., which owns shares of Ryanair. He also serves on the boards of directors of the following public companies: CoStar Group, Inc. and General Motors Company and is a U.S. citizen.

Michael Horgan (Director). Michael Horgan has served as a director since January 2001. A former Chief Pilot of Aer Lingus, he has acted as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is the Chairman of the Company’s Air Safety Committee and is an Irish citizen.

Charles McCreevy (Director). Charles McCreevy has served as a director since May 2010. Mr. McCreevy has previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held positions in several Irish Government Ministerial Offices, including Minister for Finance (1997-2004), Minister for Tourism & Trade (1993-1994) and Minister for Social Welfare (1992-1993) and is an Irish citizen.

Declan McKeon (Director). Declan McKeon has served as a director since May 2010. Mr. McKeon is a former audit partner of PricewaterhouseCoopers and continues to act as a consultant to PricewaterhouseCoopers. He is currently a director, chairman of the audit committee, and a member of the compensation committee of Icon plc and is an Irish citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin serves on the Board of Directors of Elan Corporation plc, and he also serves as a director of a number of other Irish private companies and is an Irish citizen.

R.A. (Dick) Milliken (Director). Dick Milliken has served as a director of Ryanair since July 2013. Mr. Milliken is a former CFO of the Almac Group and CEO Lamont plc. A qualified Chartered Accountant, Mr. Milliken serves as a director of Bank of Ireland Mortgage Bank, NI Science Park Foundation and a number of private companies. Mr. Milliken is a graduate of Queens University Belfast, a Fellow of the Institute of Chartered Accountants in Ireland and former Council member and is a British citizen.

Michael O’Leary (Executive Director). Michael O’Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O’Leary was appointed chief executive officer of Ryanair in 1994 and is an Irish citizen.

Julie O’Neill (Director). Julie O’Neill has served as a director of Ryanair since December 2012. Ms. O’Neill served as Secretary General of the Department of Transport, Ireland from 2002 to 2009 and, in a career that spanned 37 years in the Irish public service, worked in strategic policy development and implementation in eight Government Departments. She is now an independent strategic management consultant and serves as a director of the Sustainable Energy Authority of Ireland and the Irish Museum of Modern Art. She also chairs the audit committee of Trinity College Dublin and is an Irish citizen.

James Osborne (Director). James Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He is also a former Chairman of Independent News and Media plc and a director of James Hardie Industries NV. He also serves as a director of a number of Irish private companies and is an Irish citizen.

Louise Phelan (Director). Louise Phelan has served as a director of Ryanair since December 2012. Ms. Phelan is currently serving as VP for PayPal Global Operations Europe Middle East and Africa leading 1,800 people in Dublin, Dundalk and Berlin. Louise has been part of PayPal since 2006 and prior to this she was a member of the Senior Management team for GE Money, a division of General Electric (GE), which specialises in small ticket lending for a client base comprising both consumers and commercial customers. Louise is also a member of the Board of the American Chamber of Commerce and a member of the Dublin Chamber of Commerce, CCMA Ireland, the Women’s Executive Network (WXN) and the International Women’s Forum and is an Irish citizen.

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

Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below. The Board of Directors as a whole determines the remuneration and bonuses of the chief executive officer, who is the only executive director. Mr. Osborne, Ms. O’Neill and Ms. Phelan are the members of the Remuneration Committee.

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

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election as their terms expire. Accordingly the terms of Charles McCreevy and Declan McKeon will have expired and they will be eligible to offer themselves for re-election at the next annual general meeting of Ryanair. In addition, Julie O’Neill and Louise Phelan, who were newly appointed to the board on December 13, 2012, and Dick Milliken, who was appointed to the Board on July 26, 2013, will also offer themselves for re-appointment at the next annual general meeting, which is scheduled to be held on September 20, 2013.

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

•

NASDAQ requires that all members of a listed company’s Nominating Committee be independent directors, unless the Company, as a foreign private issuer, provides an attestation of non-conforming practice based upon home country practice and then discloses such non-conforming practice annually in its Form 20-F. As permitted by the Irish Listing Rules, Michael O’Leary, the Company’s Chief Executive Officer, serves as a member of the Company’s Nominating Committee.

The Company also follows certain other practices under the UK Corporate Governance Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

•

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The Board of Directors has determined that each of the Company’s nine non-executive directors is “independent” under the standards set forth in the UK Corporate Governance Code. Under the UK Corporate Governance Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 4200(a) (15). Instead, the Board of Directors determines whether the director is “independent in character and judgment,” and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. Under the UK Corporate Governance Code, the Board of Directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The UK Corporate Governance Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company’s advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years. In determining that each of the nine non-executive directors is independent under the UK Corporate Governance Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne and Horgan. When arriving at the decision that these directors are nonetheless independent, the Board of Directors has taken into account the comments made by the Financial Reporting Council in its report dated December 2009 on its review of the impact and effectiveness of the UK Corporate Governance Code. The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the NASDAQ rules.

•

CEO compensation. The NASDAQ rules require that an issuer’s chief executive officer not be present during voting or deliberations by the Board of Directors on his or her compensation. There is no such requirement under the UK Corporate Governance Code.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at June 30, 2013:

Name	Age	Position

Michael Cawley	59	Deputy Chief Executive; Chief Operating Officer
Ray Conway	58	Chief Pilot
Caroline Green	49	Director of Customer Service
Michael Hickey	50	Director of Engineering
Juliusz Komorek	35	Director of Legal & Regulatory Affairs; Company Secretary
Howard Millar	52	Deputy Chief Executive; Chief Financial Officer
David O’Brien	49	Director of Flight Operations and Ground Operations
Michael O’Leary	52	Chief Executive Officer
Edward Wilson	49	Director of Personnel and In-flight

Michael Cawley (Deputy Chief Executive; Chief Operating Officer). Michael Cawley was appointed Deputy Chief Executive and Chief Operating Officer on January 1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland’s largest private companies and the main distributor for Peugeot and Citröen automobiles in Ireland. On July 1, 2013, The Company announced that Michael has decided step down from his full-time executive role at the end of March 2014 as he wishes to pursue other business interests including a number of Non-Executive Board directorships. Michael has been invited to join the board of Ryanair after he steps down as a full-time executive and it is expected that he will join the board in a Non-Executive capacity on May 1, 2014.

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

Howard Millar (Deputy Chief Executive; Chief Financial Officer). Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair from March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, the largest vertically integrated dairy food processing company in the world, in Riyadh, Saudi Arabia, from 1988 to 1992.

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

Michael O’Leary (Chief Executive Officer). Michael O’Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. He was appointed chief executive officer of Ryanair in 1994.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the nine sitting non-executive directors and nine executive officers named above in the 2013 fiscal year was €6.0 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below

Each of Ryanair Holdings’ nine non-executive directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. Mr. Bonderman executed an agreement with Ryanair Holdings waiving his entitlement to receive this remuneration for the 2013 fiscal year. The additional remuneration paid to Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Air Safety Committee.

For further details of stock options that have been granted to the Company’s employees, including the executive officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O’Leary

Mr. O’Leary’s current employment agreement with the Company is dated July 1, 2002 and can be terminated by either party upon 12 months’ notice. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of €768,000, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary is also eligible for annual bonuses as determined by the Board of Directors of the Company; the amount of such bonuses paid to Mr. O’Leary in the 2013 fiscal year totaled €504,000. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

STAFF AND LABOR RELATIONS

The following table sets forth the details of Ryanair’s team at each of March 31, 2013, 2012 and 2011:

	Number of Staff at March 31,
Classification	2013	2012		2011
Management	99	99		95
Administrative	282	280		275
Maintenance	139	138		149
Ground Operations	229	243		268
Pilots	2,625	2,429		2,344
Flight Attendants	5,763	5,199	*	5,429

Total	9,137	8,388		8,560

*	Decrease on prior year due to lower aircraft in operation in March 2012 and cabin crew staff being furloughed.

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

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2013, the average age of Ryanair’s pilots was 35 years and their average period of employment with Ryanair was 4.8 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots through the use of contract agencies. These contract pilots are included in the table above. In addition, Ryanair has also been able to satisfy its needs for additional flight attendants through the use of contract agencies. These contract flight attendants are included in the table above.

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

Ryanair’s employees earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2013 fiscal year, such productivity-based incentive payments accounted for approximately 46% of an average flight attendant’s total earnings and approximately 35% of the typical pilot’s compensation. Pilots at 54 out of Ryanair’s 57 bases are covered by four or five year agreements on pay, allowances and rosters which variously fall due for negotiation between 2014 and 2018. In March 2012, Ryanair agreed to increase the pay of pilots and cabin crew in accordance with the terms of individual base agreements. The remaining employees who were not covered by base agreements had their salary frozen for a period of 12 months. Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle and 900 flight-hours per fiscal year. For the 2013 fiscal year, the average flight-hours for Ryanair’s pilots amounted to approximately 66.5 hours per month and approximately 798 hours for the complete year, a 5% decrease on the previous fiscal year. Were more stringent regulations on flight hours to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

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

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2013, there were 1,423,341,213 Ordinary Shares outstanding. As of that date, 116,316,349 ADRs, representing 581,581,745 Ordinary Shares, were held of record in the United States by 62 holders, and represented in the aggregate 40.86% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2013, June 30, 2012 and June 30, 2011, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2013		As of June 30, 2012		As of June 30, 2011
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company	190,022,595	13.4%	239,479,390	16.6%	242,547,995	16.3%
Baillie Gifford	71,863,457	5.0%	52,883,746	3.7%	Not Reportable	n/a
BlackRock Inc	68,532,811	4.8%	74,688,280	5.2%	82,794,588	5.6%
Manning and Napier	48,194,525	3.4%	85,044,870	5.9%	76,774,465	5.2%
Michael O’Leary	51,081,256	3.6%	51,081,256	3.5%	55,081,256	3.7%
Lloyds Banking Group	Not Reportable	n/a	Not Reportable	n/a	50,892,144	3.4%

As of June 30, 2013, the directors and executive officers of Ryanair Holdings as a group owned 59,837,771 Ordinary Shares, representing 4.2% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein. Each of our shareholders has identical voting rights with respect to its Ordinary Shares.

As of March 31, 2013, there were 1,447,051,752 Ordinary Shares outstanding.

Based on information available to Ryanair Holdings plc, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2013, March 31 2012 and March 31, 2011.

	As of March 31, 2013		As of March 31, 2012		As of March 31, 2011
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company	191,997,595	13.3%	275,514,695	18.9%	242,844,495	16.3%
Baillie Gifford	70,323,718	4.9%	Not Reportable	n/a	Not Reportable	n/a
BlackRock Inc	66,399,232	4.6%	66,163,716	4.5%	Not Reportable	n/a
Manning and Napier	59,095,500	4.1%	73,249,220	5.0%	57,767,390	3.9%
Michael O’Leary	51,081,256	3.5%	51,081,256	3.5%	55,081,256	3.7%

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2013 or in the period from March 31, 2013 to the date hereof.

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

In January 2010, the European Commission concluded that the financial arrangements between Bratislava airport in Slovakia and Ryanair do not constitute state aid within the meaning of EU rules, because these arrangements were in line with market terms. In July 2012, the European Commission similarly concluded that the financial arrangements between Tampere airport in Finland and Ryanair do not constitute state aid.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Lübeck, Berlin (Schönefeld), Alghero, Pau, Aarhus, Frankfurt (Hahn), Dusseldorf (Weeze), Zweibrücken, Altenburg, Klagenfurt, (Stockholm) Vasteras, Paris (Beauvais), La Rochelle, Carcassonne, Nimes, Angouleme, Marseille, Cagliari and Brussels (Charleroi). These investigations are ongoing and Ryanair currently expects that they will conclude in late 2013/early 2014, with any European Commission decisions appealable to the EU General Court.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lubeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. The court case regarding Frankfurt (Hahn) airport has been referred by the German courts to the Court of Justice of the European Union, which will make a ruling on the discretion national courts have in state aid proceedings running in parallel with European Commission investigations regarding the same airport. The ruling of the Court of Justice of the European Union is expected within one year and will be binding on all EU national courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero and Marseille airports. The Alghero case (initiated by Air One) was dismissed in its entirety in April 2011. The Marseille case was withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011.

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

Ryanair believes that the positive decision by the CFI in the Brussels (Charleroi) case has caused the European Commission to rethink its policy in this area. Ryanair believes that the CFI’s findings should be addressed in the ongoing revision of the guidelines, whereby the European Commission announced on July 3, 2013 that it would finalize this revision by early 2014. However, adverse rulings in the above or similar cases could be used as precedents by other competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In November 2007, Ryanair initiated proceedings in the CFI against the European Commission for its failure to take action on a number of state aid complaints Ryanair had submitted against Air France, Lufthansa, Alitalia, Volare and Olympic Airways. Following the European Commission’s subsequent findings that illegal state aid had been provided to Air France and Olympic Airways, Ryanair withdrew the two relevant proceedings. The case related to Lufthansa concluded with the EU General Court’s ruling in May 2011, in which the Court found that while the European Commission has not failed to act, it has unreasonably delayed the launch of the investigation, which justified Ryanair’s action for failure to act. Consequently, the Court ordered the European Commission to pay 50% of Ryanair’s costs in the proceedings. Similarly, in October 2011, the General Court found that the European Commission has failed to act on Ryanair’s 2005-2006 complaints against state aid to Alitalia. The European Commission appealed the ruling to the Court of Justice of the European Union, and on May 16, 2013, the European Commission’s appeal was rejected.

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

As a result of rising airport charges and the introduction of an Air Travel Tax, in March 2009, of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes), Ryanair reduced its fleet at Dublin airport to 13 during winter 2010 (down from 22 in summer 2008 and 20 in winter 2008). Ryanair also complained to the European Commission about the unlawful differentiation in the level of the Irish Air Travel tax between routes within the EU. From April 2011, a single rate (€3) of the Air Travel Tax has been introduced on all routes. In July 2012 the European Commission found that Ryanair, Aer Lingus and Aer Arann had received state aid from the Irish government by way of a two-tier air travel tax levied on passengers departing from Irish airports. Also in July 2012, Ryanair issued proceedings before the Irish courts seeking repayment of the entire amount of the air travel tax paid by Ryanair during the period (€87.8 million) where it was two-tier on the basis of its illegality. In April 2013 the Irish government issued proceedings against Ryanair seeking recovery of €12 million of alleged state aid attributable to Ryanair, arising from the European Commission decision. There is a risk that Ryanair will be ordered by the Irish courts to pay the €12 million amount to the Irish government notwithstanding our claim for repayment of the entire amount of the tax.

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

The then EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, “Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake.” In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair’s voting rights, pending a decision of the CFI on Aer Lingus’ appeal of the European Commission’s decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus’ application for interim measures. Aer Lingus’ main appeal was heard in July 2009. On July 6, 2010, the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. Aer Lingus chose not to appeal this judgment to the Court of Justice of the EU. EU legislation may change in the future to require such a forced disposal. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares.

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

The United Kingdom’s Office of Fair Trading (“OFT”) wrote to Ryanair in September 2010, advising that it intended to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected on the basis that the OFT’s investigation was time-barred. Ryanair maintains that the OFT had and missed the opportunity to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is not time barred. On July 28, 2011, the Competition Appeal Tribunal ruled that the OFT was not time barred when it attempted in September 2010 to open an investigation into Ryanair’s 2006 acquisition of a minority non-controlling stake in Aer Lingus. Ryanair subsequently appealed the Competition Appeal Tribunal’s decision. On November 24, 2011, the UK Court of Appeal ordered a stay of the OFT’s investigation into Ryanair’s minority stake in Aer Lingus pending the outcome of the appeal. On May 22, 2012, the UK Court of Appeal found that the OFT was not time barred to investigate Ryanair’s minority stake in Aer Lingus in September 2010. Ryanair subsequently sought permission to appeal this ruling to the UK Supreme Court but permission was refused. On June 15, 2012, the OFT referred the investigation of Ryanair’s minority stake in Aer Lingus to the UK Competition Commission

On June 19, 2012, Ryanair announced its third all cash offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share and immediately commenced pre-notification discussions with the European Commission for the purpose of preparing a merger filing. Pending the outcome of the European Commission’s review of Ryanair’s bid, on the basis of the duty of “sincere cooperation” between the EU and the Member States, and under the EU Merger Regulation, the UK Competition Commission’s investigation of Ryanair’s minority stake in Aer Lingus should not have properly proceeded. Nevertheless, Aer Lingus argued that the investigation should proceed and that Ryanair’s offer was in breach of certain provisions of the UK Enterprise Act 2002.

On July 10, 2012, the Competition Commission ruled that Ryanair’s bid was not in breach of the UK Enterprise Act, but nevertheless decided that its investigation of the minority stake can proceed in parallel with the European Commission’s investigation of Ryanair’s offer for Aer Lingus. In July 2012, Ryanair appealed the latter part of the Competition Commission’s ruling to the UK Competition Appeal Tribunal, and the Competition Commission’s investigation became suspended pending the appeal process. On August 8, 2012, the Competition Appeal Tribunal rejected Ryanair’s appeal and found that the Competition Commission’s investigation could proceed in parallel with the European Commission’s investigation, but that the Competition Commission must avoid taking any final decision which could conflict with the European Commission’s ultimate conclusion on Ryanair’s bid. In August 2012, Ryanair appealed the Competition Appeal Tribunal judgment to the UK Court of Appeal. In December 2012, the Court of Appeal rejected Ryanair’s appeal and subsequently the Competition Commission’s investigation has restarted. On December 13, 2012, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the Court of Appeal. The Supreme Court refused permission to appeal on April 25, 2013.

On February 27, 2013 the European Commission prohibited Ryanair’s bid to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected within 18-24 months and may affirm or annul the decision of the European Commission.

The timing of Ryanair’s 2012 offer for Aer Lingus was influenced by; (i) the continued consolidation of European airlines, and more recently the International Airlines Group (the parent company of British Airways) takeover of British Midland International, where the No.1 airline at Heathrow was allowed to acquire the No. 2; (ii) the additional capacity available at Dublin airport following the opening of Terminal 2 and the decline in traffic from 23.3 million passengers per annum in 2007 to 18.7 million in 2011, resulting in Dublin airport operating at approximately 50% capacity; (iii) the change in the Irish government policy since 2006 in that the Irish government has decided to sell its stake in Aer Lingus; (iv) the fact that under the terms of the bailout agreement provided by the European Commission, European Central bank and International Monetary Fund to Ireland, the Irish government has committed to sell its stake in Aer Lingus; (v) the fact that the ESOT (Employee Share Ownership Trust) which at the time of the unsuccessful 2006 offer controlled 15% of Aer Lingus has been disbanded since December 2010 and the shares distributed to the individual members, with the result that Ryanair’s new offer was, in Ryanair’s view, capable of reaching over 50% acceptance either with or without government acceptance; and (vi) the fact that Etihad, an Abu Dhabi based airline, has acquired a 3% stake in Aer Lingus and has expressed an interest in buying the Irish government’s 25% stake in Aer Lingus (the offer now provides Etihad or any other potential bidder the opportunity to purchase the government’s stake).

Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and to grow its traffic from 9.5 million to over 14.5 million passengers over a five year period post acquisition, by growing Aer Lingus’ short haul traffic at some of Europe’s major airports where Aer Lingus currently operates and Ryanair does not. Ryanair also intended to increase Aer Lingus’ transatlantic traffic from Ireland, which has fallen in recent years, by investing in operations. If the offer had been accepted, the Irish government would have received €173 million in cash. The offer of €1.30 per share represented a premium of approximately 38% over the closing price of €0.94 for Aer Lingus shares as of June 19, 2012. The offer was conditional on competition approval by the European Commission.

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair has actively engaged with the Competition Commission’s investigation of the minority stake. In its provisional findings on May 30, 2013, the UK Competition Commission (UKCC) stated that Ryanair, through its minority shareholding in Aer Lingus, “has influence” over Aer Lingus, that this “could reduce competition”, and that Ryanair should be required to divest some or all of its shares in Aer Lingus. Following an extension of the investigation timetable on June 24, 2013, the UKCC’s final decision will be published by September 5, 2013. The UKCC could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair believes that the enforcement of any such decision should be delayed until the outcome of Ryanair’s appeal against the European Commission’s February 2013 prohibition decision of Ryanair’s 2012 offer for Aer Lingus, and the conclusion of any appeals against the UKCC’s decision in the UK courts. However, it is possible that the UKCC will seek to enforce any such sell-down remedy at an earlier date. On July 23, 2013 the Company announced that as part of its remedies discussions with the UKCC it had offered to give an undertaking to unconditionally sell its shareholding in Aer Lingus to any other EU airline that makes an offer for Aer Lingus and acquires acceptances in respect of more than 50% of Aer Lingus’ issued share capital. For more information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.”

Legal Actions Against Monopoly Airports. Ryanair has been involved in a number of legal and regulatory actions against the Dublin and London (Stansted) airports in relation to what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London (Stansted) markets. Management believes that both of these airports have been engaging in “regulatory gaming” in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called “regulated asset base” (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London (Stansted), the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the Competition Commission which released its preliminary findings in April 2008. It found that the common ownership by BAA of the three main airports in London affects competition and that the “light touch” regulation by the Civil Aviation Authority was having an adverse impact on competition. In March 2009, the Competition Commission published its final report on the BAA and ordered the breakup of the BAA, (which involved the sale of London (Gatwick) and London (Stansted) and either Glasgow or Edinburgh Airport in Scotland). In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In May 2009, BAA appealed the Competition Commission’s decision on the bases of apparent bias and lack of proportionality. Ryanair secured the right to intervene in this appeal in support of the Competition Commission. The case was heard in October 2009 and in February 2010 the Competition Appeal Tribunal quashed the Competition Commission’s ruling on the basis of the “apparent bias” claim. This decision was successfully appealed by both the Competition Commission and Ryanair before the Court of Appeal. The appeal was heard in June 2010 and the judgment was issued in October 2010, quashing the Competition Appeal Tribunal ruling and reinstating the Competition Commission March 2009 decision. In February 2011, the Supreme Court refused to grant the BAA permission to appeal the Court of Appeal ruling. The Competition Commission has subsequently reconsidered the appropriateness of the remedies imposed on the BAA in March 2009 in light of the passage of time, and confirmed in its preliminary report in April 2011 that the remedies are still appropriate and the sale of Stansted and one of either Glasgow or Edinburgh airports should proceed. In July 2011, the Competition Commission confirmed its March 2011 provisional decision on “possible material changes of circumstances.” It found that no material changes of circumstances (that would necessitate a change in the remedies package) had occurred since the March 2009 decision requiring the BAA to sell Gatwick, Stansted and one of either Glasgow or Edinburgh airports, and that consequently the BAA should proceed to dispose of Stansted and one of the Scottish airports. The BAA appealed this decision to the Competition Appeal Tribunal, and lost on February 1, 2012. The BAA then brought a further appeal to the Court of Appeal, which they also lost on July 26, 2012. While these appeals were ongoing, the BAA proceeded to sell Edinburgh airport in April 2012. BAA did not appeal the Court of Appeal judgment to the UK Supreme Court, and proceeded to complete the sale of Stansted airport to Manchester Airports Group plc in March 2013.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (screenscraper websites) in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. The Company has received favorable rulings in Ireland, Germany and The Netherlands, and unfavorable rulings primarily in Spain. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels and travel insurance etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

Dividend Policy

Following shareholder approval at the September 2010 annual general meeting of shareholders, a €500 million special dividend was paid in October 2010. Similarly, following shareholder approval at the September 2012 annual general meeting of shareholders, a dividend of €0.34 per Ordinary Share (approximately €492 million) was paid in November 2012. The Company may pay other dividends from time to time. In June 2013, the Company detailed plans to return up to €1 billion to shareholders over the next two years with at least €400 million (€176.6 million already completed in June 2013) in share buybacks to be completed in the fiscal year to March 31, 2014 and up to a further €600 million in either special dividends or share buybacks. However, there can be no assurance that the €1 billion will be returned to shareholders, in whole or in part, as it is subject to shareholder approval, continuing profitability, the economic environment, capital expenditure and other commitments. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings’ Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, the Depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses and any applicable fees) to the owners of ADRs. See “Item 12. Description of Securities Other than Equity Securities” for information regarding fees of the Depositary.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.5 million Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buy-back program of up to €200 million worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million Ordinary Shares were repurchased under this program at a cost of approximately €46.0 million. The Company also completed the share buy-back of €125 million in respect of 36.5 million Ordinary Shares in the 2012 fiscal year. In April 2012, the Company completed a share buy-back of 15 million Ordinary Shares at a cost of approximately €68 million. A further 24.1 million Ordinary Shares (including just over 2.0 million ADRs were repurchased in June 2013 at a cost of approximately €176.6 million. As a result, the total amount spent on the share buy-back programs to date was approximately €714.3 million. All Ordinary Shares (including ADRs which represent five Ordinary Shares) repurchased have been cancelled.

In April 2012, the Company held an extraordinary general meeting to authorize the Directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. Up until April 2012, shareholders had only authorized the Directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium of up to 20% compared to Ordinary Shares, this may result in increased costs in performing share buy-backs in the future. On June 20, 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years with at least €400 million (€176.6 million already completed in June 2013) in share buybacks to be completed in the fiscal year to March 31, 2014 and up to a further €600 million in either special dividends or share buybacks. However, there can be no assurance that the €1 billion will be returned to shareholders, in whole or in part, as it is subject to shareholder approval, continuing profitability, the economic environment, capital expenditure and other commitments. At this time, the Company has not decided whether it will conduct these further share repurchases in Ordinary Shares or ADRs or a combination of both.

See “Item 9. The Offer and Listing - Trading Markets and Share Prices” below for further information regarding share buy-backs.

SIGNIFICANT CHANGES

On May 27, 2013 the Company issued a Class 1 circular to shareholders seeking their approval for the purchase of 175 new Boeing 737-800NG aircraft, with a list value of over US $14.2 billion. An EGM was held June 18, 2013 and shareholders approved the transaction.

In June 2013 the Company bought back 24.1 million ordinary shares at a total cost of €176.6 million, for cancellation. Cumulatively these buybacks are equivalent to 1.7% of the issued share capital of the Company.

On June 20, 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years with at least €400 million (€176.6 million already completed in June 2013) in share buybacks to be completed in the fiscal year to March 31, 2014 and up to a further €600 million in either special dividends or share buybacks (subject to shareholder approval).

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

ADRs, each representing five Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

*	All quarterly high and low prices for ADRs and Ordinary Shares in the following tables refer to calendar year quarters and not fiscal year quarters

	ADRs
	(in U.S. dollars)
	High	Low

2007	49.560	36.210
2008	35.482	15.089
2009	29.586	20.779
2010	33.090	21.268
2011
First Quarter*	31.990	26.580
Second Quarter	30.560	27.970
Third Quarter	29.730	24.200
Fourth Quarter	30.820	25.410
2012
First Quarter	36.280	27.770
Second Quarter	36.890	29.330
Third Quarter	32.740	27.890
Fourth Quarter	36.140	31.900
Month ending:
January 31, 2013	40.190	34.620
February 28, 2013	41.580	38.230
March 31, 2013	43.230	39.080
April 30, 2013	44.410	41.360
May 31, 2013	49.520	42.990
June 30, 2013	51.530	48.870
Period ending July 19, 2013	53.790	51.560

	Ordinary Shares (Irish Stock Exchange)
	(in euro)
	High	Low

2007	6.33	4.40
2008	4.20	1.80
2009	3.45	2.51
2010	4.19	2.77
2011
First Quarter	3.98	3.13
Second Quarter	3.64	3.32
Third Quarter	3.58	2.82
Fourth Quarter	3.84	3.15
2012
First Quarter	4.48	3.68
Second Quarter	4.49	3.83
Third Quarter	4.48	3.86
Fourth Quarter	5.00	4.43
Month ending:
January 31, 2013	5.62	4.76
February 28, 2013	5.78	5.55
March 31, 2013	6.16	5.68
April 30, 2013	6.20	5.70
May 31, 2013	6.97	5.97
June 30, 2013	7.20	6.67
Period ending July 19, 2013	7.47	6.95

	Ordinary Shares (London Stock Exchange)
	(in euro)
	High	Low

2007	6.30	4.44
2008	4.20	1.81
2009	3.45	2.50
2010	4.19	2.76
2011
First Quarter	3.97	3.13
Second Quarter	3.65	3.31
Third Quarter	3.58	2.83
Fourth Quarter	3.85	3.14
2012
First Quarter	4.48	3.68
Second Quarter	4.49	3.84
Third Quarter	4.47	3.88
Fourth Quarter	5.00	4.40
Month ending:
January 31, 2013	5.63	4.76
February 28, 2013	5.79	5.52
March 31, 2013	6.20	5.72
April 30, 2013	6.18	5.80
May 31, 2013	6.98	5.96
June 30, 2013	7.18	6.69
Period ending July 19, 2013	7.48	6.95

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported above 62, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

The Company, at its annual general meeting of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buy-back programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buy-back program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (‘m)	Approx. cost (€’m)

2008	59.5	300.0
2009	18.1	46.0
2010	—	—
2011	—	—
2012	36.5	124.6
2013	15.0	67.5
Period through July 19, 2013	24.1	176.6

Total	153.2	714.7

All Ordinary Shares repurchased have been cancelled.

The maximum price at which the Company may repurchase Ordinary Shares, in accordance with the listing rules of the Irish Stock Exchange and of the Financial Services Authority, is the higher of 5% above the average market value of the Company’s Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation (EC) of December 22 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently 0.635 euro cent per share.

At an extraordinary general meeting of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. The maximum price at which Ordinary Shares which underlie the Company’s ADRs can be repurchased is 5% above one-fifth of the average market value of the Company’s ADRs as quoted on NASDAQ, for the five business days prior to the date of purchase (as one ADS represents five Ordinary Shares). Any ADRs purchased will be converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company. . On June 5, 2013 the Company repurchased 2,018,800 ADRs equivalent to 10,094,000 ordinary shares at a price of €7.65 per ordinary share.

As of June 30, 2013, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 11,142,430, representing 0.8% of the Company’s issued share capital at that date.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.635 euro cent. As of March 31, 2013, a total of 1,447,051,752 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

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

Ryanair Holdings’ shareholders have also approved a stock option plan (referred to herein as “Option Plan 2003”) established in accordance with a then tax-favorable share option scheme available under Irish law, so that employees would not be subject to income tax on the exercise of options (subject to certain conditions). Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that Act. Following the publication of the Irish National Recovery Plan: 2011-2014 (the “NRP”) on November 24, 2010, Revenue approved share option plans, such as Option Plan 2003, no longer qualified for favorable tax treatment from that date. All employees and full-time directors were eligible to participate in the plan, under which grants of options could be made at the close of any of the ten years beginning with fiscal year 2002 only if the Company’s net profit after tax for such fiscal year had exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such requirement being met.

Under Option Plan 2000, 20 senior managers (including seven of the current executive officers) were granted 10,500,000 share options, in the aggregate, at a strike price of €3.21 in July 2005. Not all of the vesting conditions were met, and as a result only 80% of the options granted that satisfied the conditions were exercisable between August 1, 2011 and August 31, 2013. The Company recognized a credit of €2.5 million in relation to the options that did not vest in June 2011. Also, under Option Plan 2000, each of the non-executive directors were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options are exercisable between June 2012 and June 2014. In addition, 39 senior managers (including eight of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options will become exercisable between September 18, 2013 and September 17, 2015, but only for managers who continue to be employed by the Company through September 18, 2013.

The aggregate of 11,142,430 Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2013 under Company’s option plan represent approximately 0.8% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 9,575,000 Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see notes 15 and 19 to the consolidated financial statements included herein.

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

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company entitle the directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest which such parties hold in Ordinary Shares before allowing such parties to transfer such Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages – i.e., 10%, 25%, 50% and 75%.

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

MATERIAL CONTRACTS

On March 19, 2013 the Company announced that it had entered into an agreement with Boeing to purchase 175 Boeing 737-800NG aircraft, with a list value of over $14.2 billion, over a five year period from fiscal 2015 to 2019 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an extraordinary general meeting on June 18, 2013.

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

The 1992 Act prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Belarus, Burma (Myanmar), certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the now deceased Usama Bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Libya, Afghanistan, Tunisia, Zimbabwe, Sudan, Somalia, Syria, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

As of June 30, 2013, EU nationals owned at least 55.2% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

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

In the case of an individual non-resident stockholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder’s country of residence. In the case of both an individual and corporate non-resident stockholder resident in an EU member state or tax treaty country the declaration also must contain an undertaking by the individual or corporate non-resident stockholder that he, she or it will advise the Company accordingly if he, she or it ceases to meet the conditions to be entitled to the DWT exemption. No declaration is required if the stockholder is a 5% parent company in another EU member state in accordance with section 831 TCA 1997. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident if the company making the dividend is a 51% subsidiary of that other company.

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

Individual stockholders who are resident or ordinarily resident in Ireland are subject to income tax on the gross dividend at their marginal tax rate, but are entitled to a credit for the tax withheld by the company paying the dividend. The dividend will also be subject to the universal social charge. An individual stockholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes can also arise for such individuals on the amount of any dividend received from the Company.

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

Capital Gains Tax. A person who is either resident or ordinarily resident in Ireland will generally be liable for Irish capital gains tax on any gain realized on the disposal of the Ordinary Shares or ADSs. The current capital gains tax rate is 33%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the Ordinary Shares or ADSs.

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax (“CAT”) notwithstanding that the donor or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 33% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual post January 1, 2013 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 20% (15% prior to January 1, 2013) if the dividends are “qualified dividends.”

Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Effective January 1, 2013, a Medicare contribution tax of 3.8% is also applicable to U.S. individuals, estates and trusts. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2011/12 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2013/14 taxable year.

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

Taxation of Capital Gains

Sale or Disposition of Ordinary Shares or ADRs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADRs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADRs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder post January 1, 2013 generally is subject to taxation at a maximum rate of 20% (15% prior to January 1, 2013). Effective January 1, 2013, a Medicare contribution tax of 3.8% is also applicable to U.S. individuals, estates and trusts. The deductibility of capital losses is subject to limitations.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2013. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 45.3% and 43.0% of such expenses in fiscal years 2013 and 2012, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increases the Likelihood that the Company May Incur Losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2013 Compared with Fiscal Year 2012—Fuel and Oil.” As of July 26, 2013, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2014 at prices equivalent to approximately $980 per metric ton. In addition, as of July 26, 2013, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 75% of its estimated requirements for the first half of the fiscal year ending March 31, 2015 at prices equivalent to approximately $935 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains on outstanding forward agreements at March 31, 2013 and 2012, based on their fair values, amounted to €34.9 million and €145.8 million (gross of tax), respectively. Based on Ryanair’s fuel consumption for the 2013 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €1.7 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in the 2013 fiscal year, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In the 2013 fiscal year, the Company recorded a positive fair-value adjustment of €30.6 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2012 fiscal year, the Company recorded a positive fair-value adjustment of €127.6 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling and the euro accounted for approximately 25% and 63%, respectively, of Ryanair’s total revenues in the 2013 fiscal year, as compared to approximately 24% and 65%, respectively, in the 2012 fiscal year. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In the 2013 and 2012 fiscal years, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs and euro/U.K. pound sterling forward contracts to hedge certain surplus U.K. pound sterling cash flows. At March 31, 2013, the total unrealized gain relating to these contracts amounted to €47.4 million, compared to a €89.4 million unrealized loss at March 31, 2012.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2013 fiscal year, the Company recorded a positive fair-value adjustment of €42.3 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a positive adjustment of €86.1 million in the 2012 fiscal year.

Hedging associated with the balance sheet. In the 2012 and 2013 fiscal years, the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of US dollar-denominated floating rate borrowings entered into during the 2012 and 2013 fiscal years, together with managing the exposures to fluctuations in interest rates on these US dollar-denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company’s U.S. dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Company’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the 2012 and 2013 fiscal years.

At March 31, 2013, the fair value of the cross currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a loss of €11.7 million (gross of tax) compared to a loss of €7.4 million in fiscal 2012. In the 2013 fiscal year, the Company recorded a negative fair-value adjustment of €10.2 million (net of tax), compared to a loss of €6.5 million in fiscal 2012, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During the 2013 and 2012 fiscal years, the Company also entered into a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the U.K. pound sterling/U.S. dollar and euro/U.S. dollar exchange rates. There were no such contracts in effect at March 31, 2013.

Under IFRS, the Company generally accounts for these contracts as either cash-flow hedges or fair-value hedges. Fair-value hedges are recorded in the balance sheet at fair value. Any gains or losses arising on these instruments, as well as the related gain or loss on the underlying aircraft purchase commitment, are recorded in the balance sheet. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. Cash-flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has found these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

At March 31, 2013, the total unrealized gains relating to these contracts amounted to €nil, while at March 31, 2012 unrealized gains amounted to €6.8 million. Under IFRS, the Company recorded fair-value adjustments of €nil and positive fair-value adjustments of €6.0 million for cash-flow hedges in the 2013 and 2012 fiscal years, respectively. No amounts were recorded for such fair-value hedges from other accumulated comprehensive income in the 2013 and 2012 fiscal years.

Holding other variables constant, if there were an adverse change of 10% in relevant foreign currency exchange rates, the market value of Ryanair’s foreign currency contracts outstanding at March 31, 2013 would decrease by approximately €160.0 million (net of tax), all of which would ultimately impact earnings when such contracts mature.

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 246 of the 305 Boeing 737-800 aircraft in the fleet as of March 31, 2013 has been funded by bank financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 210 aircraft), JOLCOs and commercial debt. With respect to these 246 aircraft, at March 31, 2013, the Company had outstanding cumulative borrowings under these facilities of €3,498.4 million with a weighted average interest rate of 2.5%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2013. At March 31, 2013, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €81.9 million (gross of tax), as compared with a loss of €80.3 million at March 31, 2012. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €28.8 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €18.3 million in the 2013 fiscal year.

Item 12. Description of Securities Other than Equity Securities

Holders of ADSs are required to pay certain fees and expenses. The table below sets forth the fees and expenses which, under the deposit agreement between the Company and The Bank of New York Mellon, holders of ADRs can be charged or be deducted from dividends or other distributions on the deposited shares. The Company and The Bank of New York Mellon have also entered into a separate letter agreement, which has the effect of reducing some of the fees listed below.

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

Reimbursement of Fees

From April 1, 2012 to June 30, 2013 the Depositary collected annual depositary services fees equal to approximately $5.5 million from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2013, under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2013, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in the 1992 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2013.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s (the “Company”) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2013, 2012 and 2011 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated July 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Dublin, Ireland

July 26, 2013

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the 2013 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2013, 2012 and 2011:

	Year ended March 31,
	2013	2012	2011
	(millions)

Audit fees	€0.5	€0.4	€0.4
Tax fees	€0.3	€0.4	€0.4

Total fees	€0.8	€0.8	€0.8

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in the 2013 fiscal year.

Month / Period	Total Number of Ordinary Shares Purchased (a)	Average Price Paid Per Ordinary Share
	(Millions)	(€)

April 1, 2012 to April 30, 2012	15.0	4.45
May 1, 2012 to May 31, 2012	—	—
June 1, 2012 to June 30, 2012	—	—
July 1, 2012 to July 31, 2012	—	—
August 1, 2012 to August 31, 2012	—	—
September 1, 2012 to September 30, 2012	—	—
October 1, 2012 to October 31, 2012	—	—
November 1, 2012 to November 30, 2012	—	—
December 1, 2012 to December 31, 2012	—	—
January 1, 2013 to January 31, 2013	—	—
February 1, 2013 to February 28, 2013	—	—
March 1, 2013 to March 31, 2013	—	—

Total (Year-end)	15.0	4.45

Post Year-end (b)	24.1	7.23

(a)	The Ordinary Share purchases in the table above have not been made pursuant to publicly announced plans or programs, and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution.
(b)	In June 2013, the Company bought back 24.1 million ordinary shares, at a total cost of €176.6 million, for cancellation. Cumulatively these buybacks are equivalent to 1.7% of the issued share capital of the Company at March 31, 2013.

See “Item 8. Financial Information—Other Financial Information—Share Buy-Back Program” and “Item 9. The Offer and Listing—Trading Markets and Share Prices” for further information regarding the Company’s Ordinary Share buy-back program, pursuant to which all of the shares purchased by the Company and disclosed in the table above were purchased.

Item 16F. Change in Registrant’s Certified Accountant

Not applicable.

Item 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Directors—Exemptions from NASDAQ Corporate Governance Rules” for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2013, March 31, 2012 and March 31, 2011	F-2

Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2013, March 31, 2012 and March 31, 2011	F-3

Consolidated Comprehensive Income Statements of Ryanair Holdings plc for the Years Ended March 31, 2013, March 31, 2012 and March 31, 2011	F-4

Consolidated Statements of Changes in Shareholders’ Equity of Ryanair Holdings plc for the Years ended March 31, 2013, March 31, 2012 and March 31, 2011	F-5

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years Ended March 31, 2013, March 31, 2012 and March 31, 2011	F-7

Notes	F-8

Item 19. Exhibits

1.1	Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2012 (Commission file No. 000-29304)).

1.2	The total amount of long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10.0% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2002 (Commission file No. 000-29304)).

4.2	Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2005 (Commission file No. 000-29304)).

4.3	Purchase Agreement No. 3941 between The Boeing Company and Aviation Finance and Leasing S.a.r.l. (a wholly owned subsidiary of Ryanair Ltd.) relating to Model Boeing 737-800 aircraft, together with ancillary documents (filed herewith subject to a request for confidential treatment).

8.1	List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYANAIR HOLDINGS PLC

/s/ MICHAEL O’ LEARY
Name:	Michael O’Leary
Title:	Chief Executive Officer and Director

Date: July 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2013, 2012 and 2011 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 26, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland

July 26, 2013

Consolidated Balance Sheet

		At March 31, 2013	At March 31, 2012	At March 31, 2011
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	4,906.3	4,925.2	4,933.7
Intangible assets	3	46.8	46.8	46.8
Available for sale financial assets	4	221.2	149.7	114.0
Derivative financial instruments	5	5.1	3.3	23.9

Total non-current assets		5,179.4	5,125.0	5,118.4

Current assets
Inventories	6	2.7	2.8	2.7
Other assets	7	67.7	64.9	99.4
Current tax	12	—	9.3	0.5
Trade receivables	8	56.1	51.5	50.6
Derivative financial instruments	5	78.1	231.9	383.8
Restricted cash	9	24.7	35.1	42.9
Financial assets: cash > 3 months		2,293.4	772.2	869.4
Cash and cash equivalents		1,240.9	2,708.3	2,028.3

Total current assets		3,763.6	3,876.0	3,477.6

Total assets		8,943.0	9,001.0	8,596.0

Current liabilities
Trade payables		138.3	181.2	150.8
Accrued expenses and other liabilities	10	1,341.4	1,237.2	1,224.3
Current maturities of debt	11	399.9	368.4	336.7
Current tax	12	0.3	—	—
Derivative financial instruments	5	31.8	28.2	125.4

Total current liabilities		1,911.7	1,815.0	1,837.2

Non-current liabilities
Provisions	13	135.9	103.2	89.6
Derivative financial instruments	5	50.1	53.6	8.3
Deferred tax	12	346.5	319.4	267.7
Other creditors	14	127.8	146.3	126.6
Non-current maturities of debt	11	3,098.4	3,256.8	3,312.7

Total non-current liabilities		3,758.7	3,879.3	3,804.9

Shareholders’ equity
Issued share capital	15	9.2	9.3	9.5
Share premium account	15	687.8	666.4	659.3
Capital redemption reserve		0.8	0.7	0.5
Retained earnings		2,418.6	2,400.1	1,967.6
Other reserves	16	156.2	230.2	317.0

Shareholders’ equity		3,272.6	3,306.7	2,953.9

Total liabilities and shareholders’ equity		8,943.0	9,001.0	8,596.0

The accompanying notes are an integral part of the financial information.

Consolidated Income Statement

		Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	17	3,819.8	3,504.0	2,827.9
Ancillary revenues	17	1,064.2	886.2	801.6

Total operating revenues – continuing operations	17	4,884.0	4,390.2	3,629.5

Operating expenses
Staff costs	18	(435.6)	(415.0)	(376.1)
Depreciation	2	(329.6)	(309.2)	(277.7)
Fuel and oil		(1,885.6)	(1,593.6)	(1,227.0)
Maintenance, materials and repairs		(120.7)	(104.0)	(93.9)
Aircraft rentals		(98.2)	(90.7)	(97.2)
Route charges		(486.6)	(460.5)	(410.6)
Airport and handling charges		(611.6)	(554.0)	(491.8)
Marketing, distribution and other		(197.9)	(180.0)	(154.6)
Icelandic volcanic ash related costs es costs		—	—	(12.4)

Total operating expenses		(4,165.8)	(3,707.0)	(3,141.3)

Operating profit – continuing operations		718.2	683.2	488.2

Other income/(expense)
Finance income		27.4	44.3	27.2
Finance expense	20	(99.3)	(109.2)	(93.9)
Foreign exchange gain/(loss)		4.6	4.3	(0.6)
Gain on disposal of property, plant and equipment		—	10.4	—

Total other expense		(67.3)	(50.2)	(67.3)

Profit before tax		650.9	633.0	420.9
Tax expense on profit on ordinary activities	12	(81.6)	(72.6)	(46.3)

Profit for the year – all attributable to equity holders of parent		569.3	560.4	374.6

Basic earnings per ordinary share (euro cent)	22	39.45	38.03	25.21
Diluted earnings per ordinary share (euro cent)	22	39.33	37.94	25.14
Number of ordinary shares (in Ms)	22	1,443.1	1,473.7	1,485.7
Number of diluted shares (in Ms)	22	1,447.4	1,477.0	1,490.1

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Comprehensive Income

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Profit for the year	569.3	560.4	374.6

Other comprehensive income:

Net actuarial (loss)/gain from retirement benefit plans	(1.1)	(6.3)	5.0

Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	(128.4)	147.3	227.1
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	4.7	(11.1)	(15.2)
Net change in fair value of cash-flow hedges transferred to profit or loss	(14.4)	(255.0)	(14.8)

Net movements in cash-flow hedge reserve	(138.1)	(118.8)	197.1

Available for sale financial asset:
Net increase/(decrease) in fair value of available-for-sale asset	71.5	35.7	(2.2)

Total other comprehensive (loss)/income for the year, net of income tax	(67.7)	(89.4)	199.9

Total comprehensive income for the year – all attributable to equity holders of parent	501.6	471.0	574.5

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Changes in Shareholders’ Equity

						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the year	—	—	—	374.6	—	—	—	374.6
Other comprehensive income
Net actuarial gains from retirement benefits plan	—	—	—	5.0	—	—	—	5.0
Net movements in cash-flow reserve	—	—	—	—	—	197.1	—	197.1
Net change in fair value of available- for -sale asset	—	—	—	—	—	—	(2.2)	(2.2)

Total other comprehensive income/ (loss)	—	—	—	5.0	—	197.1	(2.2)	199.9

Total comprehensive income	—	—	—	379.6	—	197.1	(2.2)	574.5

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	10.7	0.1	27.4	—	—	—	—	27.5
Share-based payments	—	—	—	—	—	—	3.3	3.3
Transfer of exercised and expired share-based awards	—	—	—	4.5	—	—	(4.5)	—
Dividend paid	—	—	—	(500.0)	—	—	—	(500.0)

Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9

Profit for the year	—	—	—	560.4	—	—	—	560.4
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(6.3)	—	—	—	(6.3)
Net movements in cash-flow reserve	—	—	—	—	—	(118.8)	—	(118.8)
Net change in fair value of available- for -sale asset	—	—	—	—	—	—	35.7	35.7

Total other comprehensive income/ (loss)	—	—	—	(6.3)	—	(118.8)	35.7	(89.4)

Total comprehensive income	—	—	—	554.1	—	(118.8)	35.7	471.0

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	2.5	—	7.1	—	—	—	—	7.1
Repurchase of ordinary equity shares	—	—	—	(124.6)	—	—	—	(124.6)
Cancellation of repurchased ordinary shares	(36.5)	(0.2)	—	—	0.2	—	—	—
Share-based payments	—	—	—	—	—	—	(0.7)	(0.7)
Transfer of exercised and expired share-based awards	—	—	—	3.0	—	—	(3.0)	—

Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7

Consolidated Statement of Changes in Shareholders’ Equity Continued

						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Profit for the year	—	—	—	569.3	—	—	—	569.3

Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(1.1)	—	—	—	(1.1)
Net movements in cash-flow reserve	—	—	—	—	—	(138.1)	—	(138.1)
Net change in fair value of available- for -sale asset	—	—	—	—	—	—	71.5	71.5

Total other comprehensive income/ (loss)	—	—	—	(1.1)	—	(138.1)	71.5	(67.7)

Total comprehensive income	—	—	—	568.2	—	(138.1)	71.5	501.6

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	6.5	—	21.4	—	—	—	—	21.4
Repurchase of ordinary equity shares	—	—	—	(67.5)	—	—	—	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	—	—	0.1	—	—	—
Share-based payments	—	—	—	—	—	—	1.9	1.9
Dividend Paid	—	—	—	(491.5)	—	—	—	(491.5)
Transfer of exercised share-based awards	—	—	—	9.3	—	—	(9.3)	—

Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Cash Flows

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M
Operating activities
Profit before tax	650.9	633.0	420.9

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	329.6	309.2	277.7
Decrease/(increase) in inventories	0.1	(0.1)	(0.2)
(Increase) in trade receivables	(4.6)	(0.9)	(6.3)
(Increase)/decrease in other current assets	(5.0)	34.5	(20.9)
(Decrease)/increase in trade payables	(42.9)	30.4	(3.2)
Increase in accrued expenses	107.2	11.6	135.0
(Decrease)/increase in other creditors	(18.5)	19.7	(10.0)
Increase in provisions	31.1	6.6	(7.9)
Increase/(decrease) on disposal of property, plant and equipment	—	(10.4)	—
Decrease in finance income	2.2	—	1.6
(Decrease)/increase in finance expense	(2.7)	1.1	2.3
Retirement costs	—	(0.1)	(0.1)
Share-based payments charge/(credit)	1.9	(0.7)	3.3
Income tax (paid)	(25.8)	(13.6)	(5.9)

Net cash provided by operating activities	1,023.5	1,020.3	786.3

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(310.7)	(317.6)	(897.2)
Proceeds from sale of property, plant and equipment	—	27.2	—
Decrease in restricted cash	10.4	7.8	24.9
(Increase)/decrease in financial assets: cash > 3 months	(1,521.2)	97.2	398.3

Net cash used in investing activities	(1,821.5)	(185.4)	(474.0)

Financing activities
Shares purchased under share buy-back programme	(67.5)	(124.6)	—
Net proceeds from shares issued	21.4	7.1	27.4
Dividend paid	(491.5)	—	(500.0)
Proceeds from long term borrowings	234.6	292.3	991.4
Repayments of long term borrowings	(366.4)	(329.7)	(280.7)

Net cash (used in)/provided by financing activities	(669.4)	(154.9)	238.1

(Decrease)/increase in cash and cash equivalents	(1,467.4)	680.0	550.4
Cash and cash equivalents at beginning of year	2,708.3	2,028.3	1,477.9

Cash and cash equivalents at end of year	1,240.9	2,708.3	2,028.3

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1	Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2013 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the EU, which are effective for the year ended and as at March 31, 2013. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts, 1963 to 2012.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

There were no new standards, interpretations or amendments to existing standards adopted for the first time during the year ended March 31, 2013, which had a material impact on our financial position or results from operations.

Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the majority of the group companies. They are prepared on the historical cost basis, except for derivative financial instruments and available-for-sale securities which are stated at fair value, and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Certain non-current assets, when they are classified as held for sale, are stated at the lower of cost and fair value less costs to sell.

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

Long-lived assets

As of March 31, 2013, Ryanair had €4.9 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company’s aircraft, and other data available in the marketplace. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance programme, changes in utilisation of the aircraft, changes to governmental regulations on aging aircraft, and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2013. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair has the power either directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Owned Aircraft at March 31, 2013	Useful Life	Residual Value
Boeing 737-800s	246(a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

(a)	The Company operated 305 aircraft as of March 31, 2013, of which 59 were leased.

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

Available-for-sale securities

The Company holds certain equity securities, which are classified as available-for-sale, and are measured at fair value, less incremental direct costs, on initial recognition. Such securities are classified as available-for-sale, rather than as an investment in an associate if the Company does not have the power to exercise significant influence over the investee. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised in other comprehensive income and reflected in shareholders’ equity in the consolidated balance sheet. Fair value losses, subsequent to any impairments are recognised in other comprehensive income against net cumulative gains in the reserve. Fair value losses below the impaired value are recognised in the income statement. The fair values of available-for-sale securities are determined by reference to quoted prices in active markets at each reporting date. When an investment is de-recognised the cumulative gain or loss in other comprehensive income is transferred to the income statement.

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

In relation to legal matters, we develop estimates in consultation with internal and external legal counsel taking into account the relevant facts and circumstances known to us. The factors that we consider in developing our legal provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the subject matter of the litigation, the likelihood of settlement and current state of settlement discussions, if any.

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

During the year ended March 31, 2012, changes in estimates relating to the timing of revenue recognition for unused passenger tickets were made, resulting in increased revenue of €65.3 million (fiscal year 2013:Nil). This change reflects more accurate and timely data obtained through system enhancements.

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

Prospective accounting changes, new standards and interpretations not yet adopted

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable from the IASB effective date. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations:

•	IAS 1 (amendment 2011) “Presentation of Items of Other Comprehensive Income” (effective for fiscal periods beginning on or after July 1, 2012).*

•	IAS 19 (amendment 2011) “Employee Benefits” (effective for fiscal periods beginning on or after January 1, 2013).*

•	IAS 27 (amended 2011) “Separate Financial Statements” (effective for fiscal periods beginning on or after January 1, 2013).*

•	IAS 28 (amended 2011) “Investments in Associates and Joint Ventures” (effective for fiscal periods beginning on or after January 1, 2013).*

•	IFRS 10, “Consolidated Financial Statements” (effective for fiscal periods beginning on or after January 1, 2013).*

•	IFRS 11, “Joint Arrangements” (effective for fiscal periods beginning on or after January 1, 2013).*

•	IFRS 12, “Disclosure of Interests in other Entities” (effective for fiscal periods beginning on or after January 1, 2013).*

•	IFRS 13, “Fair Value Measurement” (effective for fiscal periods beginning on or after January 1, 2013).*

•	Amendments to IFRS 7: “Disclosures – Offsetting Financial Assets and Financial Liabilities” (effective for fiscal periods beginning on or after January 1, 2013).*

•	IAS 32 (amendment) “Offsetting Financial Assets and Financial Liabilities” (effective for fiscal periods beginning on or after January 1, 2014).

•	IAS 36 (amendment) “Recoverable Amount Disclosures for Non-Financial Assets” (effective for fiscal periods beginning on or after January 1, 2014).

•	IAS39 (amendment) “Novation of Derivatives and Continuation of Hedge Accounting” (effective for fiscal periods beginning on or after January 1, 2014).

•	IFRIC 21 “Levies” (effective for fiscal periods beginning on or after January 1, 2014).

•	IFRS 9 “Financial Instruments” (IFRS 9 (2010)) (effective for fiscal periods beginning on or after January 1, 2015).

•	“Annual Improvements to IFRSs” (issued May 2012): (effective for fiscal periods beginning on or after January 1, 2013).

*	Endorsed by the EU (IASB effective date in brackets).

2	Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2013
Cost
At March 31, 2012	6,158.3	46.8	20.8	30.5	2.3	6,258.7
Additions in year	293.4	12.0	2.4	2.8	0.1	310.7
Disposals in year	(42.1)	—	—	(0.1)	(0.1)	(42.3)

At March 31, 2013	6,409.6	58.8	23.2	33.2	2.3	6,527.1

Depreciation
At March 31, 2012	1,275.9	13.4	17.1	25.0	2.1	1,333.5
Charge for year	321.3	2.3	2.2	3.7	0.1	329.6
Eliminated on disposal	(42.1)	—	—	(0.1)	(0.1)	(42.3)

At March 31, 2013	1,555.1	15.7	19.3	28.6	2.1	1,620.8

Net book value
At March 31, 2013	4,854.5	43.1	3.9	4.6	0.2	4,906.3

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2012
Cost
At March 31, 2011	5,953.2	46.6	19.1	27.2	2.2	6,048.3
Additions in year	312.3	0.2	1.7	3.3	0.1	317.6
Disposals in year	(107.2)	—	—	—	—	(107.2)

At March 31, 2012	6,158.3	46.8	20.8	30.5	2.3	6,258.7

Depreciation
At March 31, 2011	1,065.1	11.1	14.8	21.6	2.0	1,114.6
Charge for year	301.1	2.3	2.3	3.4	0.1	309.2
Eliminated on disposal	(90.3)	—	—	—	—	(90.3)

At March 31, 2012	1,275.9	13.4	17.1	25.0	2.1	1,333.5

Net book value
At March 31, 2012	4,882.4	33.4	3.7	5.5	0.2	4,925.2

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2011
Cost
At March 31, 2010	5,069.6	39.2	16.4	23.7	2.2	5,151.1
Additions in year	883.6	7.4	2.7	3.5	—	897.2

At March 31, 2011	5,953.2	46.6	19.1	27.2	2.2	6,048.3

Depreciation
At March 31, 2010	794.4	8.9	12.3	19.4	1.9	836.9
Charge for year	270.7	2.2	2.5	2.2	0.1	277.7

At March 31, 2011	1,065.1	11.1	14.8	21.6	2.0	1,114.6

Net book value
At March 31, 2011	4,888.1	35.5	4.3	5.6	0.2	4,933.7

At March 31, 2013, aircraft with a net book value of €4,663.0 million (2012: €4,856.0 million; 2011: €4,718.7 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2013, the cost and net book value of aircraft did not include any amount relating to advance payments on aircraft (2012: €110.5 million; 2011: €194.2 million). Such amounts, where present, are not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

The net book value of assets held under finance leases at March 31, 2013, 2012 and 2011 was €582.9 million, €607.5 million and €635.1 million respectively.

3	Intangible assets

	At March 31,
	2013	2012	2011
	€M	€M	€M

Landing rights	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 7.0% for 2013, 7.7% for 2012 and 7.3% for 2011.

4	Available-for-sale financial assets

	At March 31,
	2013	2012	2011
	€M	€M	€M

Investment in Aer Lingus	221.2	149.7	114.0

As at March 31, 2013 Ryanair’s total percentage shareholding in Aer Lingus was 29.8% (2012: 29.8%; 2011: 29.8%). The balance sheet value of €221.2 million (2012: €149.7 million; 2011: €114.0 million) reflects the market value of this investment as at March 31, 2013. In accordance with the Company’s accounting policy, this asset is held at fair value with a corresponding adjustment to other comprehensive income following initial acquisition. Any impairment losses that arise are recognised in the income statement and are not subsequently reversed. Any cumulative loss previously recognised in other comprehensive income is transferred to the income statement once an impairment is considered to have occurred.

The movement on the available for sale financial asset from €149.7 million at March 31, 2012 to €221.2 million at March 31, 2013 is comprised of a gain of €71.5 million, recognised through other comprehensive income, reflecting the increase in the share price of Aer Lingus from €0.94 per share at March 31, 2012 to approximately €1.39 per share at March 31, 2013. The investment in Aer Lingus has in prior periods been impaired to €0.50 per share.

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

(vii) The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission’s finding has been confirmed by the European Union’s General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair’s shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010); and

(viii) On February 27, 2013 the European Commission prohibited Ryanair’s bid made on June 19, 2012, to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected within 18-24 months and may affirm or annul the decision of the European Commission.

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair has actively engaged with the Competition Commission’s investigation of the minority stake. In its provisional findings on May 30, 2013, the UK Competition Commission (UKCC) stated that Ryanair, through its minority shareholding in Aer Lingus, “has influence” over Aer Lingus, that this “could reduce competition”, and that Ryanair should be required to divest some or all of its shares in Aer Lingus. Following an extension of the investigation timetable on June 24, 2013, the UKCC’s final decision will be published by September 5, 2013. The UKCC could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair believes that the enforcement of any such decision should be delayed until the outcome of Ryanair’s appeal against the European Commission’s February 2013 prohibition decision of Ryanair’s 2012 offer for Aer Lingus, and the conclusion of any appeals against the UKCC’s decision in the UK courts. However, it is possible that the UKCC will seek to enforce any such sell-down remedy at an earlier date. On July 23, 2013 the Company announced that as part of its remedies discussions with the UKCC it had offered to give an undertaking to unconditionally sell its shareholding in Aer Lingus to any other EU airline that makes an offer for Aer Lingus and acquires acceptances in respect of more than 50% of Aer Lingus’ issued share capital.

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

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2013, the Company had hedged approximately 90% of its estimated fuel exposure for the year ending March 31, 2014. At March 31, 2012, the Company had hedged approximately 90% of its estimated fuel exposure for the year ending March 31, 2013. At March 31, 2011, the Company had hedged approximately 77% of its estimated fuel exposure for the year ending March 31, 2012.

Foreign currency risk in relation to the Company’s trading operations largely arises in relation to non-euro currencies. These currencies are primarily U.K. pounds sterling and the U.S. dollar. The Company manages this risk by matching U.K. pounds sterling revenues against U.K. pounds sterling costs. Surplus U.K. pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and excess U.K. pounds sterling are converted into euro. Additionally, the Company swaps euro for U.S. dollars using forward currency contracts to cover any expected U.S. dollar outflows for these costs. From time to time, the Company also swaps euro for U.K. pounds sterling using forward currency contracts to hedge expected future surplus U.K. pounds sterling. From time to time the Company also enters into cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of U.S. dollar denominated borrowings.

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on certain derivative and other financing arrangements with Ryanair (restricted cash). At March 31, 2013, such restricted cash amounted to €24.7 million (2012: €35.1 million; 2011: €42.9 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

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

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Current assets
Gains on cash-flow hedging instruments – maturing within one year	78.1	231.9	383.8

	78.1	231.9	383.8

Non-current assets
Gains on cash flow hedging instruments – maturing after one year	5.1	3.3	23.9

	5.1	3.3	23.9

Total derivative assets	83.2	235.2	407.7

Current liabilities
Losses on cash flow hedging instruments – maturing within one year	(31.8)	(28.2)	(125.4)

	(31.8)	(28.2)	(125.4)

Non-current liabilities
Losses on cash flow hedging instruments – maturing after one year	(50.1)	(53.6)	(8.3)

	(50.1)	(53.6)	(8.3)

Total derivative liabilities	(81.9)	(81.8)	(133.7)

Net derivative financial instrument position at year-end	1.3	153.4	274.0

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value	Fair value	Fair value
	2013	2012	2011
	€M	€M	€M

Interest rate swaps (a)
Less than one year (b)	(31.8)	(26.7)	(61.7)
Between one and five years	(49.9)	(53.8)	7.7
After five years	(0.2)	0.2	16.2

	(81.9)	(80.3)	(37.8)

Foreign currency forward contracts (a)
Less than one year	42.3	86.1	(63.7)
Between one and five years	5.1	3.0	(8.2)
After five years	—	0.3	(0.1)

	47.4	89.4	(72.0)

Commodity forward contracts
Less than one year(c)	35.8	144.3	383.8

	35.8	144.3	383.8

Net derivative position at year end	1.3	153.4	274.0

(a)	Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.
(b)	€31.8 million interest rate swap financial liabilities falling due within one year, includes €5.2 million derivative financial liabilities, falling due within one year, in respect of cross currency interest rate swaps (see Note 11 to the consolidated financial statements).
(c)	€35.8 million commodity forward contracts falling due within one year, includes €35.0 million jet fuel derivative financial assets and €0.8 million carbon swap financial asset (see Note 11 of the consolidated financial statements).

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

The Company also utilises cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company’s U.S. dollar denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Company’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current year.

Foreign currency forward contracts are utilised in a number of ways: forecast U.K. pounds sterling and euro revenue receipts are converted into U.S. dollars to hedge against forecasted U.S. dollar payments principally for jet fuel, insurance, capital expenditure and other aircraft related costs. These are classified as cash-flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar to U.K. pounds sterling and euro exchange rates for the forecasted U.S. dollar purchases. Because the timing of anticipated payments and the settlement of the related derivatives is very closely coordinated, no ineffectiveness has been recorded for these foreign currency forward contracts in the current or preceding years (the underlying hedged items and hedging instruments have been consistently closely matched).

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

The European Union Emissions Trading System (EU ETS) began operating for airlines on January 1, 2012. In order to manage the risks associated with the fluctuation in the price of carbon emission credits, the Company entered into swap arrangements to fix the cost of a portion of its forecasted carbon emission credit purchases. The Company can forecast its requirement for carbon credits as they are directly linked to its consumption of jet fuel. These instruments have been classified as cash-flow hedges and no ineffectiveness has been recorded in the current year.

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2013	2012	2011
	€M	€M	€M

Commodity forward contracts
Reclassification adjustments for (gains) recognised in fuel and oil operating expenses, net of tax	(38.0)	(284.2)	(39.5)
Interest rate swaps
Reclassification adjustments for losses recognised in finance expense, net of tax	25.9	22.7	21.2
Foreign currency forward contracts
Reclassification adjustments for (gains)/losses recognised in fuel and oil operating expenses, net of tax	(2.3)	6.5	3.5

	(14.4)	(255.0)	(14.8)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2013	2012	2011
	€M	€M	€M

Foreign currency forward contracts
Recognised in property plant and equipment – aircraft additions	4.7	(11.1)	(15.2)

	4.7	(11.1)	(15.2)

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur, as of March 31, 2013, 2012 and 2011:

	Carrying Amount	Expected Cash Flows	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Interest rate swaps	(81.9)	(72.3)	(27.1)	(22.0)	(14.6)	(7.3)	(1.3)
U.S. dollar currency forward contracts	47.4	48.5	42.3	1.6	1.7	1.8	1.1
Commodity forward contracts	35.8	35.8	35.8	—	—	—	—

	1.3	12.0	51.0	(20.4)	(12.9)	(5.5)	(0.2)

	Carrying Amount	Expected Cash Flows	2013	2014	2015	2016	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2012
Interest rate swaps	(80.3)	(70.5)	(22.7)	(23.7)	(14.4)	(7.4)	(2.3)
U.S. dollar currency forward contracts	89.4	90.1	86.0	0.9	0.9	0.9	1.4
Commodity forward contracts	144.3	144.3	144.3	—	—	—	—

	153.4	163.9	207.6	(22.8)	(13.5)	(6.5)	(0.9)

	Carrying Amount	Expected Cash Flows	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Interest rate swaps	(37.8)	(18.7)	(19.6)	(9.5)	(1.6)	2.8	9.2
U.S. dollar currency forward contracts	(72.0)	(72.7)	(63.7)	(8.6)	(0.1)	(0.1)	(0.2)
Commodity forward contracts	383.8	383.8	383.8	—	—	—	—

	274.0	292.4	300.5	(18.1)	(1.7)	2.7	9.0

The following tables indicate the periods in which cash flows associated with derivatives designated as cash-flow hedges were expected to impact profit or loss, as of March 31, 2013, 2012 and 2011:

	Carrying Amount	Expected Cash flows	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Interest rate swaps	(81.9)	(72.3)	(27.1)	(22.0)	(14.6)	(7.3)	(1.3)
U.S. dollar currency forward contracts	47.4	48.5	42.3	1.6	1.7	1.8	1.1
Commodity forward contracts	35.8	35.8	35.8	—	—	—	—

	1.3	12.0	51.0	(20.4)	(12.9)	(5.5)	(0.2)

	Carrying Amount	Expected Cash flows	2013	2014	2015	2016	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2012
Interest rate swaps	(80.3)	(70.5)	(22.7)	(23.7)	(14.4)	(7.4)	(2.3)
U.S. dollar currency forward contracts	82.5	83.2	79.1	0.9	0.9	0.9	1.4
U.S. dollar currency forward contracts capitalised in property plant and equipment – aircraft additions	6.9	6.9	6.9	—	—	—	—
Commodity forward contracts	144.3	144.3	144.3	—	—	—	—

	153.4	163.9	207.6	(22.8)	(13.5)	(6.5)	(0.9)

	Carrying Amount	Expected Cash flows	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Interest rate swaps	(37.8)	(18.7)	(19.6)	(9.5)	(1.6)	2.8	9.2
U.S. dollar currency forward contracts	(75.7)	(76.3)	(68.3)	(7.6)	(0.1)	(0.1)	(0.2)
U.S. dollar currency forward contracts capitalised in property plant and equipment – aircraft additions	3.7	3.6	4.6	(1.0)	—	—	—
Commodity forward contracts	383.8	383.8	383.8	—	—	—	—

	274.0	292.4	300.5	(18.1)	(1.7)	2.7	9.0

6	Inventories

	At March 31,
	2013	2012	2011
	€M	€M	€M

Consumables	2.7	2.8	2.7

In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.

7	Other assets

	At March 31,
	2013	2012	2011
	€M	€M	€M

Prepayments	64.9	60.0	94.5
Interest receivable	2.8	4.9	4.9

	67.7	64.9	99.4

All amounts fall due within one year.

8	Trade receivables

	At March 31,
	2013	2012	2011
	€M	€M	€M

Trade receivables	56.2	51.6	50.7
Allowance for impairment	(0.1)	(0.1)	(0.1)

	56.1	51.5	50.6

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2012: Nil; 2011: Nil). There were no bad debt write-offs in the year (2012: Nil; 2011: Nil)

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2013, March 31, 2012 or at March 31, 2011.

At March 31, 2013 €1.1 million (2012: €1.0 million; 2011: €0.7 million) of our total accounts receivable balance were past due, of which €0.1 million (2012: €0.1 million; 2011: €0.1 million) was impaired and provided for and €1.0 million (2012: €0.9 million; 2011: €0.6 million) was considered past due but not impaired.

9	Restricted cash

Restricted cash consists of €24.7 million (2012: €35.1 million; 2011: €42.9 million) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Company.

10	Accrued expenses and other liabilities

	At March 31,
	2013	2012	2011
	€M	€M	€M

Accruals	431.6	327.0	273.2
Taxation	251.5	228.8	185.2
Unearned revenue	658.3	681.4	765.9

	1,341.4	1,237.2	1,224.3

Taxation comprises:

	At March 31,
	2013	2012	2011
	€M	€M	€M

PAYE (payroll taxes)	5.2	5.1	5.3
Other tax (principally air passenger duty)	246.3	223.7	179.9

	251.5	228.8	185.2

11	Financial instruments and financial risk management

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

(a)	Financial assets and financial liabilities – fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2013, 2012 and 2011 were as follows:

	Available For Sale	Cash-Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2013
Available-for-sale financial assets	221.2	—	—	221.2	221.2
Cash and cash equivalents	—	—	1,240.9	1,240.9	1,240.9
Financial asset: cash > 3 months	—	—	2,293.4	2,293.4	2,293.4
Restricted cash	—	—	24.7	24.7	24.7
Derivative financial instruments:-
- U.S. dollar currency forward contracts	—	47.4	—	47.4	47.4
- Jet fuel derivative contracts	—	35.0	—	35.0	35.0
- Carbon derivative contracts	—	0.8	—	0.8	0.8
Trade receivables	—	—	56.1	56.1	56.1
Other Assets	—	—	2.8	2.8	2.8

Total financial assets at March 31, 2013	221.2	83.2	3,617.9	3,922.3	3,922.3

	Available For Sale	Cash-Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2012
Available-for-sale financial assets	149.7	—	—	149.7	149.7
Cash and cash equivalents	—	—	2,708.3	2,708.3	2,708.3
Financial asset: cash > 3 months	—	—	772.2	772.2	772.2
Restricted cash	—	—	35.1	35.1	35.1
Derivative financial instruments:-
- U.S. dollar currency forward contracts	—	89.4	—	89.4	89.4
- Jet fuel derivative contracts	—	145.8	—	145.8	145.8
Trade receivables	—	—	51.5	51.5	51.5
Other Assets	—	—	4.9	4.9	4.9

Total financial assets at March 31, 2012	149.7	235.2	3,572.0	3,956.9	3,956.9

	Available For Sale	Cash-Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2011
Available-for-sale financial assets	114.0	—	—	114.0	114.0
Cash and cash equivalents	—	—	2,028.3	2,028.3	2,028.3
Financial asset: cash > 3 months	—	—	869.4	869.4	869.4
Restricted cash	—	—	42.9	42.9	42.9
Derivative financial instruments:-
- Jet fuel derivative contracts	—	383.8	—	383.8	383.8
- Interest rate swaps	—	23.9	—	23.9	23.9
Trade receivables	—	—	50.6	50.6	50.6
Other Assets	—	—	4.9	4.9	4.9

Total financial assets at March 31, 2011	114.0	407.7	2,996.1	3,517.8	3,517.8

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at Amortised Cost	Cash-Flow Hedges	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M

At March 31, 2013
Long-term debt	3,498.3	—	3,498.3	3,555.7
Derivative financial instruments:-
-Interest rate swaps	—	81.9	81.9	81.9
Trade payables	138.3	—	138.3	138.3
Accrued expenses	431.6	—	431.6	431.6

Total financial liabilities at March 31, 2013	4,068.2	81.9	4,150.1	4,207.5

At March 31, 2012
Long-term debt	3,625.2	—	3,625.2	3,665.4
Derivative financial instruments:-
-Interest rate swaps	—	80.3	80.3	80.3
-Carbon swaps	—	1.5	1.5	1.5
Trade payables	181.2	—	181.2	181.2
Accrued expenses	327.0	—	327.0	327.0

Total financial liabilities at March 31, 2012	4,133.4	81.8	4,215.2	4,255.4

At March 31, 2011
Long-term debt	3,649.4	—	3,649.4	3,621.1
Derivative financial instruments:-
-U.S. dollar currency forward contracts	—	72.0	72.0	72.0
-Interest rate swaps	—	61.7	61.7	61.7
Trade payables	150.8	—	150.8	150.8
Accrued expenses	273.2	—	273.2	273.2

Total financial liabilities at March 31, 2011	4,073.4	133.7	4,207.1	4,178.8

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

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2013, 2012, and 2011 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash-flow analyses are based on forward interest rates.

Derivatives – currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2013, 2012 and 2011 has been made.

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

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2013
Assets measured at fair value
Available-for-sale financial asset	221.2	—	—	221.2
Cash-flow hedges – U.S. dollar currency forward contracts	—	47.4	—	47.4
Cash-flow hedges – jet fuel derivative contracts	—	35.0	—	35.0
Cash-flow hedges –carbon derivative contracts	—	0.8	—	0.8

	221.2	83.2	—	304.4

Liabilities measured at fair value
Cash-flow hedges – interest rate swaps	—	(81.9)	—	(81.9)

	—	(81.9)	—	(81.9)

During the year ended March 31, 2013, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2012
Assets measured at fair value
Available-for-sale financial asset	149.7	—	—	149.7
Cash-flow hedges – U.S. dollar currency forward contracts	—	89.4	—	89.4
Cash-flow hedges – jet fuel derivative contracts	—	145.8	—	145.8

	149.7	235.2	—	384.9

Liabilities measured at fair value
Cash-flow hedges – interest rate swaps	—	(80.3)	—	(80.3)
Cash-flow hedges – carbon swaps	—	(1.5)	—	(1.5)

	—	(81.8)	—	(81.8)

During the year ended March 31, 2012, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2011
Assets measured at fair value
Available-for-sale financial asset	114.0	—	—	114.0
Cash-flow hedges – jet fuel derivative contracts	—	383.8	—	383.8
Cash-flow hedges – interest rate swaps	—	23.9	—	23.9

	114.0	407.7	—	521.7

Liabilities measured at fair value
Cash-flow hedges – U.S. dollar currency forward contracts	—	(72.0)	—	(72.0)
Cash-flow hedges – interest rate swaps	—	(61.7)	—	(61.7)

	—	(133.7)	—	(133.7)

During the year ended March 31, 2011, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(b)	Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel and carbon arrangements in place:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Carbon swaps – fair value	0.8	(1.5)	—
Jet fuel forward contracts – fair value	35.0	145.8	383.8

	35.8	144.3	383.8

All of the above commodity contracts mature within the year and are matched against highly probable forecast commodity cash flows.

(c)	Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2013, the Company had total borrowings of €3,498.3 million (2012: €3,625.2 million; 2011: €3,649.4 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 216 Boeing 737-800 “next generation” aircraft (2012:199; 2011:185). The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to 30 aircraft held under finance leases (2012: 30; 2011: 30), 6 aircraft financed by way of other commercial debt (2012: 6; 2011: 6) and aircraft simulators.

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2013 was as follows:

	Weighted average fixed rate (%)	2014 €M	2015 €M	2016 €M	2017 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt	2.93%	87.9	90.9	94.0	97.0	353.7	723.5
Debt swapped from floating to fixed	3.88%	171.4	174.1	152.9	140.9	654.0	1,293.3

Secured long-term debt after swaps	3.36%	259.3	265.0	246.9	237.9	1,007.7	2,016.8
Finance leases	2.81%	—	40.7	—	—	261.1	301.8

Total fixed rate debt		259.3	305.7	246.9	237.9	1,268.8	2,318.6

Floating rate
Secured long-term debt		258.6	264.0	242.7	233.0	1,013.9	2,012.2
Debt swapped from floating to fixed		(171.4)	(174.1)	(152.9)	(140.9)	(654.0)	(1,293.3)

Secured long-term debt after swaps	0.65%	87.2	89.9	89.8	92.1	359.9	718.9
Finance leases	1.42%	53.4	55.8	67.5	66.9	217.2	460.8

Total floating rate debt	0.95%	140.6	145.7	157.3	159.0	577.1	1,179.7

Total financial liabilities		399.9	451.4	404.2	396.9	1,845.9	3,498.3

All of the above debt maturing after 2017 will mature between fiscal 2017 and fiscal 2025.

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

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2011 was as follows:

	Weighted average fixed rate (%)	2012 €M	2013 €M	2014 €M	2015 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt	3.03%	57.4	58.3	60.5	62.7	251.9	490.8
Debt swapped from floating to fixed	4.12%	138.2	142.0	146.0	148.0	692.0	1,266.2

Secured long-term debt after swaps	3.81%	195.6	200.3	206.5	210.7	943.9	1,757.0
Finance leases	2.80%	—	—	—	38.9	247.7	286.6

Total fixed rate debt		195.6	200.3	206.5	249.6	1,191.6	2,043.6

Floating rate
Secured long-term debt		230.6	237.5	244.9	250.4	1,348.1	2,311.5
Debt swapped from floating to fixed		(138.2)	(142.0)	(146.0)	(148.0)	(692.0)	(1,266.2)

Secured long-term debt after swaps	1.57%	92.4	95.5	98.9	102.4	656.1	1,045.3
Finance leases	2.39%	48.7	51.0	53.4	55.8	351.6	560.5

Total floating rate debt	1.86%	141.1	146.5	152.3	158.2	1,007.7	1,605.8

Total financial liabilities		336.7	346.8	358.8	407.8	2,199.3	3,649.4

All of the above debt maturing after 2015 will mature between 2015 and 2023.

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Balance at start of year	3,625.2	3,649.4	2,956.2
Loans raised to finance aircraft acquisitions– denominated in euro	82.8	292.3	751.2
Loans raised to finance aircraft acquisitions– denominated in U.S. dollars	151.8	—	240.2
Repayments of amounts borrowed	(366.4)	(329.7)	(280.7)
Foreign exchange loss/(gain) on conversion of U.S. dollar loans	4.9	13.2	(17.5)

Balance at end of year	3,498.3	3,625.2	3,649.4

Less than one year	399.9	368.4	336.7
More than one year	3,098.4	3,256.8	3,312.7

	3,498.3	3,625.2	3,649.4

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2014	2015	2016	2017	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		1,025.3	1,131.3	105.9	107.1	148.9	109.3	660.1
-Swapped to fixed rate debt		1,293.3	1,329.2	182.1	180.6	156.2	141.8	668.5

- Fixed rate debt	3.29%	2,318.6	2,460.5	288.0	287.7	305.1	251.1	1,328.6
- Floating rate debt	0.95%	1,179.7	1,226.3	154.8	156.7	166.1	166.6	582.1

		3,498.3	3,686.8	442.8	444.4	471.2	417.7	1,910.7
Derivative financial instruments:-
-Interest rate swaps		81.9	72.3	27.1	22.0	14.6	7.3	1.3
Trade payables		138.3	138.3	138.3	—	—	—	—
Accrued expenses		431.6	431.6	431.6	—	—	—	—

Total at March 31, 2013		4,150.1	4,329.0	1,039.8	466.4	485.8	425.0	1,912.0

		Total Carrying Value	Total Contractual Cash flows	2013	2014	2015	2016	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2012
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		1,019.9	1,133.9	98.9	99.9	140.7	101.8	692.6
-Swapped to fixed rate debt		1,290.6	1,329.4	170.2	170.6	168.7	143.7	676.2

- Fixed rate debt	3.49%	2,310.5	2,463.3	269.1	270.5	309.4	245.5	1,368.8
- Floating rate debt	1.85%	1,314.7	1,436.9	158.3	161.3	164.4	173.3	779.6

		3,625.2	3,900.2	427.4	431.8	473.8	418.8	2,148.4
Derivative financial instruments:-
- Interest rate swaps		80.3	70.5	22.7	23.7	14.4	7.4	2.3
-Carbon swaps		1.5	1.5	1.5	—	—	—	—
Trade payables		181.2	181.2	181.2	—	—	—	—
Accrued expenses		327.0	327.0	327.0	—	—	—	—

Total at March 31, 2012		4,215.2	4,480.4	959.8	455.5	488.2	426.2	2,150.7

		Total Carrying Value	Total Contractual Cash flows	2012	2013	2014	2015	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Long term debt and finance leases:-
- Fixed rate debt	3.67%	2,043.6	2,237.8	237.0	235.8	236.0	273.0	1,256.0
- Floating rate debt	1.86%	1,605.8	1,747.6	170.0	173.2	176.3	179.4	1,048.7

		3,649.4	3,985.4	407.0	409.0	412.3	452.4	2,304.7
Derivative financial instruments:-
-U.S dollar currency forward contracts		72.0	72.7	63.7	8.6	0.1	0.1	0.2
-Interest rate swaps		37.8	18.7	19.6	9.5	1.6	(2.8)	(9.2)
Trade payables		150.8	150.8	150.8	—	—	—	—
Accrued expenses		273.2	273.2	273.2	—	—	—	—

Total at March 31, 2011		4,183.2	4,500.8	914.3	427.1	414.0	449.7	2,295.7

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2013, all of the Company’s cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 0.39% (2012: 1.07%; 2011: 0.97%).

	March 31, 2013		March 31, 2012		March 31, 2011
Financial assets	Within 1 year	Total	Within 1 year	Total	Within 1 year	Total
	€M	€M	€M	€M	€M	€M

Cash and cash equivalents	1,240.9	1,240.9	2,708.3	2,708.3	2,028.3	2,028.3
Cash > 3 months	2,293.4	2,293.4	772.2	772.2	869.4	869.4
Restricted cash	24.7	24.7	35.1	35.1	42.9	42.9

Total financial assets	3,559.0	3,559.0	3,515.6	3,515.6	2,940.6	2,940.6

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

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2013, 2012 and 2011. Such amounts have been translated using the following year-end foreign currency rates in 2013: €/£: 0.8456; €/$: 1.2805 (2012: €/£: 0.8339; €/$: 1.3356, 2011: €/£: 0.8837; €/$: 1.4207).

	March 31, 2013			March 31, 2012			March 31, 2011
	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	73.6	—	87.1	38.9	—	46.7	33.8	—	38.2
U.S. Dollar cash and liquid resources	—	206.9	161.6	—	—	—	—	—	—

	73.6	206.9	248.7	38.9	—	46.7	33.8	—	38.2

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2013, 2012 and 2011. Such amounts have been translated using the following year-end foreign currency rates in 2013: €/$: 1.2805.

	March 31, 2013		March 31, 2012		March 31, 2011
	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities

U.S dollar long term debt	450.0	351.4	282.8	211.7	341.3	240.2

	450.0	351.4	282.8	211.7	341.3	240.2

The Company has entered into cross currency interest rate swap arrangements to manage exposures to fluctuations in foreign exchange rates on these U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. The fair value of these cross currency interest rate swap instruments at March 31, 2013 was €5.2 million, (2012: €7.4 million; 2011: €7.9 million) which has been classified within current liabilities, specifically derivative liabilities falling due within one year (see Note 5 to the consolidated financial statements).

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2013, 2012 and 2011:

	March 31, 2013		March 31, 2012		March 31, 2011
Currency forward contracts	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
U.S. dollar currency forward contracts
- for fuel and other purchases	2,417.8	1,836.2	2,657.0	1,907.9	2,552.6	1,887.2
- for aircraft purchases	—	—	191.7	136.9	584.2	410.8

	2,417.8	1,836.2	2,848.7	2,044.8	3,136.8	2,298.0

	March 31, 2013		March 31, 2012		March 31, 2011
Currency forward contracts	Stg £	euro equiv.	Stg £	euro equiv.	Stg £	euro equiv.
	£M	€M	£M	€M	£M	€M
U.K pounds sterling currency forward contracts	—	—	10.0	12.0	—	—

	—	—	10.0	12.0	—	—

(e)	Equity risk

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

The Company’s revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is primarily derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2013, €1.1 million (2012: €1.0 million; 2011: €0.7 million) of our total accounts receivable balance were past due, of which €0.1 million (2012: €0.1 million; 2011: €0.1 million) was impaired and provided for and €1.0 million (2012: €0.9 million; 2011: €0.6 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

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

The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2013 of €3,559.0 million (2012: €3,515.6 million; 2011: €2,940.6 million). During the year, the Company funded €310.7 million in purchases of property, plant and equipment (2012: €317.6 million; 2011: €897.2 million). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related financing structures.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2014 fiscal year.

(h)	Guarantees

Details of the Company’s guarantees and the related accounting have been disclosed in Note 23 to the consolidated financial statements.

(i)	Sensitivity analysis

(i) Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2013, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €18.3 million (net of tax) in net interest income and expense in the income statement (2012: €18.3 million; 2011: €10.9 million) and €28.8 million in equity. All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii) Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2013 would have a respective positive or negative impact on the income statement of €2.6 million (net of tax) (2012: €1.8 million; 2011: €3.7 million) and on equity of €183.1 million (net of tax) (2012: €176.3 million; 2011: €201.1 million).

(iii) Equity price risk: An increase/decrease of 10% in the Aer Lingus share price as of March 31, 2013 would result in an increase/decrease of €22.1 million in the fair value of the available-for-sale financial assets (2012: €15.0 million; 2011: €11.4 million). The increase/decrease would be recognised in other comprehensive income.

12	Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Current tax liabilities/(assets)
Corporation tax provision/(prepayment)	0.3	(9.3)	(0.5)

Total current tax liabilities/(assets)	0.3	(9.3)	(0.5)

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions and available-for-sale securities	346.5	324.4	299.1

Total deferred tax liabilities	346.5	324.4	299.1

Deferred tax (assets)
Net operating losses	—	(5.0)	(31.4)

Total deferred tax assets	—	(5.0)	(31.4)

Total deferred tax liabilities (net)	346.5	319.4	267.7

Total tax liabilities (net)	346.8	310.1	267.2

	At March 31,
	2013	2012	2011
	€M	€M	€M

Reconciliation of current tax
At beginning of year	(9.3)	(0.5)	0.9
Corporation tax charge in year	34.1	4.9	4.4
Adjustment in respect of prior-year under/(over) provision	1.3	(0.1)	—
Tax paid	(25.8)	(13.6)	(5.8)

At end of year	0.3	(9.3)	(0.5)

	At March 31,
	2013	2012	2011
	€M	€M	€M

Reconciliation of deferred tax
At beginning of year	319.4	267.7	199.6
Release of deferred tax asset for prior-year net operating losses	5.0	26.4	(1.9)
New temporary differences on property, plant and equipment, derivatives, pensions and other items	22.1	25.3	70.0

At end of year	346.5	319.4	267.7

As at March 31, 2013, a deferred tax asset of €nil million was recognised in respect of net operating losses incurred and available to carry forward to future periods (2012: €5 million; 2011: €31.4 million).

The charge in the year to March 31, 2013 consisted of temporary differences of a charge of €41.3 million for property, plant and equipment recognised in the income statement, a credit of €19.0 million for derivatives and a credit of €0.2 million for pensions, both recognised in other comprehensive income. New temporary differences arising in the year to March 31, 2012 consisted of temporary differences of a charge of €41.4 million for property, plant and equipment recognised in the income statement, a credit of €15.2 million for derivatives and a credit of €0.9 million for pensions, both recognised in other comprehensive income. The charge in the year to March 31, 2011 consisted of temporary differences of a charge of €43.7 million for property, plant and equipment recognised in the income statement, a charge of €25.6 million for derivatives and a charge of €0.7 million for pensions, both recognised in other comprehensive income.

The components of the tax expense in the income statement were as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Corporation tax charge in year	35.4	4.9	4.4
Deferred tax charge relating to origination and reversal of temporary differences	46.2	67.7	41.8

	81.6	72.6	46.3

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	%	%	%

Statutory rate of Irish corporation tax	12.5	12.5	12.5
Adjustments for earnings taxed at higher rates	0.1	0.2	0.2
Adjustments for earnings taxed at lower rates	(0.7)	(1.1)	(0.9)
Other differences	0.6	(0.1)	(0.8)

Total effective rate of taxation	12.5	11.5	11.0

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Defined benefit pension obligations	(0.2)	(0.9)	0.7
Derivative financial instruments	(19.0)	(15.2)	25.6

Total tax charge in other comprehensive income	(19.2)	(16.1)	26.3

The majority of current and deferred tax recorded in each of fiscal 2013, 2012 and 2011 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2013, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Arising on capital allowances and other temporary differences	348.2	306.9	265.5
Arising on net operating losses carried forward	—	(5.0)	(31.4)
Arising on derivatives	—	19.0	34.2
Arising on pension	(1.7)	(1.5)	(0.6)

Total	346.5	319.4	267.7

At March 31, 2013, 2012 and 2011, the Company recognised all required deferred tax assets and liabilities. There are no taxable temporary differences arising in overseas subsidiaries and, on that basis, no deferred tax has been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13	Provisions

	At March 31,
	2013	2012	2011
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft (a)	122.4	91.3	84.7
Provision for pension obligation (b)	13.5	11.9	4.9

	135.9	103.2	89.6

	At March 31,
	2013	2012	2011
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	91.3	84.7	92.6
Increase in provision during the year	41.9	33.1	31.3
Utilisation of provision upon the hand-back of aircraft	(10.8)	(26.5)	(39.2)

At end of year	122.4	91.3	84.7

During the 2013 fiscal year, the Company returned 4 aircraft held under operating lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2013, 2012 and 2011 are as follows:

	Carrying Value	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2013
Provision for leased aircraft maintenance	122.4	52.0	10.4	20.7	23.3	16.0

	Carrying Value	2013	2014	2015	2016	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2012
Provision for leased aircraft maintenance	91.3	4.3	44.3	8.0	14.9	19.8

	Carrying Value	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2011
Provision for leased aircraft maintenance	84.7	10.8	13.4	30.5	10.4	19.6

	At March 31,
	2013	2012	2011
	€M	€M	€M
b) Provision for pension obligation
At beginning of year	11.9	4.9	10.3
Movement during the year	1.6	7.0	(5.4)

At end of year	13.5	11.9	4.9

The present value of the net pension obligation before tax is €13.5 million (2012: €11.9 million; 2011: €4.9 million) in Ryanair Limited. See Note 21 to the consolidated financial statements for further details.

14	Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2013, Ryanair returned 4 sale-and-leaseback aircraft and entered into sale-and-leaseback arrangements for 4 (2012: 11; 2011: 6) new Boeing 737-800 “next generation” aircraft, bringing total sale-and-leaseback aircraft to 59 as at March 31, 2013.

15	Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2013	2012	2011
	€M	€M	€M

Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each 0	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,447,051,752 ordinary equity shares of 0.635 euro cent each	9.2	—	—
1,455,593,261 ordinary equity shares of 0.635 euro cent each	—	9.3	—
1,489,574,915 ordinary equity shares of 0.635 euro cent each	—	—	9.5

The movement in the share capital balance year on year principally relates to 6.5 million (2012: 2.5 million; 2011: 10.6 million) new shares issued due to the exercise of share options, less the cancellation of 15.0 million shares relating to share buy-backs (2012: 36.5 million; 2011: nil).

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2013	2012	2011
	€M	€M	€M

Balance at beginning of year	666.4	659.3	631.9
Share premium arising from the exercise of 6.5 million options in fiscal 2013, 2.5 million options in fiscal 2012 and 10.6 million options in fiscal 2011	21.4	7.1	27.4

Balance at end of year	687.8	666.4	659.3

(c)	Share options and share purchase arrangements

The Company has adopted a number of share option plans, which allow current or future employees or executive directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain Net Profit targets. These share options schemes are cash settled.

Details of the share options outstanding are set out below:

	Share Options M	Weighted Average Exercise Price

Outstanding at March 31, 2010	35.8	€3.00

Exercised	(10.6)	€2.58
Expired	(1.8)	€4.13
Forfeited	(0.0)	€3.77

Outstanding at March 31, 2011	23.4	€3.07

Exercised	(2.5)	€2.81
Expired	(0.8)	€3.40
Forfeited	(2.1)	€3.08

Outstanding at March 31, 2012	18.0	€3.11

Exercised	(6.5)	€3.32

Outstanding at March 31, 2013	11.5	€2.97

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2013 was €5.95 (2012: €4.48; 2011: €3.36). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the 2013 fiscal year were €6.16 and €3.83, respectively (2012: €4.48 and €2.82, respectively; 2011: €4.20 and €2.78, respectively). There were 2.1 million options exercisable at March 31, 2013 (2012: 6.2 million; 2011: 12.9 million). The average share price for the year was €4.65 (2012: €3.58; 2011: €3.60).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2013 fiscal year was €4.94 (2012: €3.69; 2011: €3.72).

At March 31, 2013 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options outstanding			Options exercisable
Range of exercise price (€)	Number outstanding M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)	Number exercisable M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)

2.56-4.96	11.5	2.27	2.97	2.1	1.24	4.86

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €1.9 million to the income statement (2012: €0.7 million credit; 2011: €3.3 million charge) being recognised within the income statement in accordance with employee services rendered.

There were no share options granted during the years ended March 31, 2011, 2012 and 2013.

16	Other equity reserve

The total share based payments reserve at March 31, 2013 was €14.2 million (2012: €21.6 million; 2011: €25.3 million). The available-for-sale financial asset reserve at March 31, 2013 was €141.5 million (2012: €70.0 million; 2011: €34.3 million). The total cash-flow hedge reserve amounted to €0.5 million at March 31, 2013 (2012: €138.6 million; 2011: €257.4 million). Further details of the group’s derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

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

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.

Reportable segment information is presented as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

External revenues	4,884.0	4,390.2	3,629.5

Reportable segment adjusted profit after income tax	569.3	502.6	400.7

Other segment information:
Depreciation	(329.6)	(309.2)	(277.7)
Finance income	27.4	44.3	27.2
Finance expense	(99.3)	(109.2)	(93.9)
Capital expenditure	(310.7)	(317.6)	(897.2)

	At March 31, 2013	At March 31, 2012	At March 31, 2011
	€M	€M	€M

Reportable segment assets (i)	8,721.8	8,851.3	8,482.0

(i)	Excludes the available-for-sale financial asset.

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Total adjusted profit for reportable segment	569.3	502.6	400.7
Other items of profit or loss;
One-off revenue adjustment (a)	—	57.8	—
Icelandic volcanic ash related cost (b)	—	—	(26.1)

Consolidated profit after income tax	569.3	560.4	374.6

(a)	The exceptional item in the prior year, fiscal year 2012, relates to a one-off release of ticket sales revenue of €57.8 million, net of tax, due to a change in accounting estimates relating to the timing of revenue recognition for unused passenger tickets which was made as a result of the availability of more accurate and timely data obtained through system enhancements.
(b)	Icelandic volcanic ash related costs of €26.1 million reflect the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights. The impact on the Group’s operating results totaled €29.7 million, (before associated tax of €3.6 million) for the year ended March 31, 2011, comprising €15.6 million of operating expenses and €1.7 million of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €12.4 million pursuant to Regulation (EC) No. 261/2004 (‘EU261’). The Company’s estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

Entity-wide disclosures:

Revenue is analysed by geographical area (by country of origin) as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Ireland	471.3	387.2	375.1
United Kingdom	1,227.1	1,054.6	965.0
Other European countries	3,185.6	2,948.4	2,289.4

	4,884.0	4,390.2	3,629.5

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Non-flight scheduled	832.9	677.4	603.4
In-flight	109.8	106.7	102.1
Internet income	121.5	102.1	96.1

	1,064.2	886.2	801.6

Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations, car hire and other sources, including excess baggage charges and administration fees, all directly attributable to the low-fares business.

All of the Company’s operating profit arises from low-fares airline-related activities, its only business segment. The major revenue earning assets of the Company are its aircraft, which are registered in Ireland and therefore profits accrue principally in Ireland. Since the Company’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

18	Staff numbers and costs

The average weekly number of staff, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011

Flight and cabin crew	8,280	7,656	7,239
Sales, operations, management and administration	779	782	824

	9,059	8,438	8,063

At March 31, 2013 the company had a team of 9,137 people (2012: 8,388; 2011: 8,560).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Staff and related costs	412.3	395.0	352.0
Social welfare costs	18.4	18.1	18.1
Other pension costs (a)	2.9	2.6	2.7
Share based payments (b)	2.0	(0.7)	3.3

	435.6	415.0	376.1

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €2.1 million in 2013 (2012: €1.9 million; 2011: €1.7 million) while costs associated with defined-benefit plans included here were €0.8 million in 2013 (2012: €0.7 million; 2011: €1.0 million). (See Note 21 to the consolidated financial statements).
(b)	The net credit to the income statement in the prior year of approximately €0.7 million comprises a €2.5 million reversal of previously recognised share-based compensation expense for awards that did not vest, offset by a charge of €1.8 million for the fair value of various share options granted in prior periods, which are being recognised in the income statement in accordance with employee services rendered.

19	Statutory and other information

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M
Directors’ emoluments:
-Fees	0.3	0.3	0.3
-Other emoluments, including bonus and pension contributions	1.3	1.3	1.1

Total directors’ emoluments	1.6	1.6	1.4

Auditor’s remuneration:
- Audit services (i)	0.5	0.4	0.4
- Audit-related services (ii)	—	—	—
- Tax advisory services (iii)	0.3	0.4	0.4

Total fees	0.8	0.8	0.8

Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services	—	—	—
Tax services	0.2	0.3	0.3

Total fees	0.2	0.3	0.3

Depreciation of owned property, plant and equipment	311.2	294.3	260.5
Depreciation of property, plant and equipment held under finance leases	18.4	14.9	17.2
Operating lease charges, principally for aircraft	98.2	90.7	97.2

(i)	Audit services comprise audit work performed on the consolidated financial statements. In 2013, €1,000, (2012: €1,000; 2011: €1,000) of audit fees relate to the audit of the parent company.
(ii)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including statutory audits, interim reviews, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
(iii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments – executive director

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Basic salary	0.8	0.8	0.6
Bonus (performance and target-related)	0.5	0.5	0.4
Pension contributions	—	—	0.1

	1.3	1.3	1.1

During the years ended March 31, 2013, 2012, and 2011 Michael O’Leary was the only executive director.

(b) Fees and emoluments – non-executive directors

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M
Fees
Emmanuel Faber (i)	—	—	0.01
Michael Horgan	0.03	0.03	0.03
Klaus Kirchberger(ii)	0.04	0.03	0.03
Charles McCreevy	0.05	0.05	0.04
Declan McKeon	0.05	0.05	0.04
Kyran McLaughlin	0.05	0.05	0.05
Julie O’Neill (iii)	0.01	—	—
James Osborne	0.05	0.05	0.05
Louise Phelan(iv)	0.01	—	—
Paolo Pietrogrande(v)	0.02	0.03	0.03

	0.31	0.29	0.28

Emoluments
Michael Horgan	0.04	0.04	0.04

	0.35	0.33	0.32

(i)	Emmanuel Faber resigned on September 22, 2010
(ii)	Klaus Kirchberger resigned on March 31, 2013
(iii)	Julie O’Neill joined the Board on December 13, 2012
(iv)	Louise Phelan joined the Board on December 13, 2012
(v)	Paolo Pietrogrande resigned on September 21, 2012

(c) Pension benefits

Director	Increase in Accrued Benefit			Transfer Value Equivalent of Increase in Accrued Benefit			Total Accumulated Accrued Benefit
	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2013	Fiscal 2012	Fiscal 2011
	€M	€M	€M	€M	€M	€M	€M	€M	€M

Michael O’Leary	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1

Defined Contribution Plan: Company Contributions Paid

Director	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€	€	€

Michael O’Leary	—	—	68,425

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

The beneficial interests as at March 31, 2013, 2012 and 2011 of the directors in office at March 31, 2013 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2013	2012	2011

David Bonderman	9,230,671	9,230,671	13,230,671
Michael Horgan	50,000	50,000	50,000
Kyran McLaughlin	200,000	200,000	200,000
Michael O’Leary	51,081,256	51,081,256	55,081,256
James Osborne	310,256	510,256	1,010,256

(ii) Share options

The share options held by each director in office at the end of fiscal 2013 were as follows:

	No. of Options at March 31,
	2013	2012	2011

David Bonderman	25,000	25,000	25,000
Michael Horgan	25,000	25,000	25,000
Kyran McLaughlin	25,000	25,000	25,000
James Osborne	25,000	25,000	25,000

These options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and are exercisable between June 2012 and June 2014.

Directors not referred to above held no shares or share options.

In the 2013 fiscal year the Company incurred total share-based compensation expense of €0.01 million (2012: €0.1 million; 2011: €0.05 million) in relation to directors.

20	Finance expense

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Interest payable on bank loans wholly repayable after five years	99.1	109.3	93.8
Interest arising on pension liabilities, net (see Note 21)	0.2	(0.1)	0.1

	99.3	109.2	93.9

21	Pensions

The Company accounts for pensions in accordance with IAS 19, “Employee Benefits.”

The Company operates defined-benefit and defined-contribution schemes.

Defined-benefit schemes

The Company funds the pension entitlements of certain employees through defined-benefit plans. Two plans are operated for eligible Irish and UK employees. The UK and Irish schemes were closed to new entrants on January 1, 2000. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2013 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at January 1, 2011 in respect of the UK plan and December 31, 2009 in respect of the Irish plan, in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2013	2012	2011
	%	%	%
Discount rate used for Irish plan	4.30	5.00	5.75
Discount rate used for UK plan	4.40	5.00	5.60
Return on plan assets for Irish plan	5.92	6.15	6.75
Return on plan assets for UK plan	6.52	6.55	7.55
Rate of euro inflation	2.00	2.00	2.25
Rate of UK inflation	3.30	3.25	3.40
Future pension increases in Irish plan	0.00	0.00	0.00
Future pension increases in UK plan	3.20	3.15	3.30
Future salary increases for Irish plan	1.75	2.00	2.00
Future salary increases for UK plan	1.75	2.25	2.00

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

The current life expectancies underlying the value of the scheme liabilities for the Irish scheme are as follows:

	At March 31,
	2013	2012	2011
Retiring at age 60:
Male	26.8	26.6	26.5
Female	28.4	28.2	28.1
Retiring at age 65:
Male	22.5	22.3	22.2
Female	23.9	23.7	23.6

The current life expectancies underlying the value of the scheme liabilities for the UK scheme are as follows:

	At March 31,
	2013	2012	2011
Retiring at age 60:
Male	26.4	26.4	26.7
Female	28.7	28.7	29.6
Retiring at age 65:
Male	21.9	21.9	21.7
Female	23.9	23.9	24.5

The amounts recognised in the consolidated balance sheet in respect of our defined benefit plans are as follows:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Present value of benefit obligations	(48.1)	(42.2)	(32.8)
Fair value of plan assets	34.6	30.3	27.9

Present value of net obligations	(13.5)	(11.9)	(4.9)
Related deferred tax asset	1.7	1.5	0.6

Net pension liability	(11.8)	(10.4)	(4.3)

The amounts recognised in the consolidated income statement in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M
Included in payroll costs
Service cost	0.9	0.7	0.8

Included in finance expense
Interest on pension scheme liabilities	2.1	1.9	1.9
Expected return on plan assets	(1.9)	(2.0)	(1.8)

Net finance expense/(income)	0.2	(0.1)	0.1

Net periodic pension cost	1.1	0.6	0.9

Analysis of amounts included in the Consolidated Statement of Comprehensive Income (“CSOCI”);

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Actual return less expected return on pension scheme assets	2.0	(0.8)	(0.3)
Experience gains/(losses) on scheme liabilities	0.3	(0.8)	1.0
Changes in assumptions underlying the present value of scheme liabilities	(3.6)	(5.5)	5.0

Actuarial (losses)/gains recognised in the CSOCI	(1.3)	(7.1)	5.7
Related deferred tax asset/(liability)	0.2	0.8	(0.7)

Net actuarial (losses)/gains recognised in the CSOCI	(1.1)	(6.3)	5.0

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Projected benefit obligation at beginning of year	42.2	32.9	35.9
Service cost	0.9	0.6	0.8
Interest cost	2.1	1.9	1.9
Plan participants’ contributions	0.3	0.3	0.3
Actuarial loss/(gain)	3.5	6.2	(6.0)
Benefits paid	(0.8)	(0.2)	(0.2)
Foreign exchange rate changes	(0.1)	0.5	0.1

Projected benefit obligation at end of year funded	48.1	42.2	32.8

Changes in fair values of the plans’ assets are as follows:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Fair value of plan assets at beginning of year	30.3	27.9	25.6
Expected return on plan assets	1.9	2.0	1.8
Actual gain/(losses) on plan assets	2.0	(0.8)	(0.3)
Employer contribution	0.8	0.7	0.8
Plan participants’ contributions	0.3	0.3	0.3
Benefits paid	(0.8)	(0.2)	(0.2)
Foreign exchange rate changes	0.1	0.4	(0.1)

Fair value of plan assets at end of year	34.6	30.3	27.9

The fair value of the plans’ assets at March 31 of each year is analysed as follows:

	At March 31,
	2013	2012	2011
	€M	€M	€M

Equities	26.8	22.5	21.5
Bonds	5.8	5.4	4.4
Property	0.7	0.7	0.6
Other assets	1.3	1.7	1.4

Total fair value of plan assets	34.6	30.3	27.9

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 5.92% (2012: 6.15%; 2011: 6.75%) for the Irish scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.25% (2012: 7.50%; 2011: 7.50%); Bonds 3.5% (2012: 4.50%; 2011: 4.50% ); Property 6.25% (2012: 6.50%; 2011: 6.25%); and Cash 2.00% (2012: 3.00%; 2011: 3.00%). The expected long-term rate of return on assets of 6.52% (2012: 6.55%; 2011: 7.55%) for the UK scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.50% (2012: 7.50%; 2011: 8.10%); Corporate and Overseas Bonds 4.40% (2012: 4.65%; 2011: 5.60%); and Other 2.85% (2012: 3.00%; 2011: 3.00%).

Since there are no suitable euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	At March 31,
	2013	2012	2011	2010	2009
	€M	€M	€M	€M	€M
Difference between expected and actual return on assets	2.0	(0.8)	(0.3)	5.6	(9.8)
Expressed as a percentage of scheme assets	6%	(3%)	(1%)	22%	(54%)

Experience (losses)/gains on scheme liabilities	0.3	(0.8)	0.9	0.5	0.9
Expressed as a percentage of scheme liabilities	1%	(2%)	3%	1%	3%

Total actuarial (losses)/gains	(1.3)	(7.1)	5.5	—	(8.6)
Expressed as a percentage of scheme liabilities	(3%)	(17%)	17%	0%	(31%)

The Company expects to contribute approximately €0.9 million to our defined-benefit plans in 2014.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €2.1 million in 2013 (2012: €1.9 million; 2011: €1.7 million).

22	Earnings per share

	At March 31,
	2013	2012	2011

Basic earnings per ordinary share (in euro cent)	39.45	38.03	25.21

Diluted earnings per ordinary share (in euro cent)	39.33	37.94	25.14

Number of ordinary shares (in Ms) used for EPS
Basic	1,443.1	1,473.7	1,485.7

Diluted (a)	1,447.4	1,477.0	1,490.1

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2013, 2012 and 2011 has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the 2013 fiscal year, the weighted average number of shares in issue of 1,447.4 million includes weighted average share options assumed to be converted, and equal to a total of 4.3 million shares. For the 2012 fiscal year, the weighted average number of shares in issue of 1,477.0 million includes weighted average share options assumed to be converted, and equal to a total of 3.3 million shares. For the 2011 fiscal year, the weighted average number of shares in issue of 1,490.1 million includes weighted average share options assumed to be converted, and equal to a total of 4.4 million shares.

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

In December 2009, the Company exercised 10 options with Boeing under the terms of its 2005 contract. These “firm” Boeing 737-800 aircraft were delivered in fiscal 2013.

In March 2013, the Group entered into a contract with Boeing (the “2013 Boeing Contract”) whereby the Group agree to purchase 175 Boeing 737-800 “next-generation” aircraft over a five year period from calendar 2014 to 2018.

The table below details the firm aircraft delivery schedule at March 31, 2013 and March 31, 2012 for the Company pursuant to the 2005 and 2013 Boeing contracts.

	Aircraft Delivered at March 31, 2013	Firm Aircraft Deliveries Fiscal 2014/ 2015	Total “Firm” Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2013- 2014 at March 31, 2012

2005 Contract	245	—	245	51.0	15
2013 Contract	—	—	175	78.0	—

Total	245	—	420		15

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

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2013, the total potential commitment to acquire all 175 “firm” aircraft, not taking such increases and decreases into account, will be approximately U.S. $14.2 billion. At March 31, 2012, the total potential commitment was U.S. $0.8 billion to acquire all 15 “firm” aircraft).

Operating leases

The Company financed 76 of the Boeing 737-800 aircraft delivered between December 2003 and March 2013 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and December 2012, 17 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2013 Ryanair had 59 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. Thirty of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the leases. 29 remaining operating leases are U.S. dollar-denominated which require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 41 of the 59 remaining operating lease aircraft as at March 31, 2013, on pre-determined terms. Fifteen operating lease arrangements will mature during the year ended March 31, 2014. The following table sets out the total future minimum payments of leasing 59 aircraft (2012: 59 aircraft; 2011: 51 aircraft), ignoring movement in interest rates, foreign currency and hedging arrangements, at March 31, 2013, 2012 and 2011, respectively:

	At March 31,
	2013		2012		2011
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M

Due within one year	107.2	98.4	116.9	106.4	100.2	91.7
Due between one and five years	342.4	258.0	328.0	232.5	325.5	248.5
Due after five years	94.5	53.3	160.9	87.4	164.8	91.8

Total	544.1	409.7	605.8	426.3	590.5	432.0

Finance leases

The Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2013 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise.

The following table sets out the total future minimum payments of leasing 30 aircraft (2012: 30 aircraft; 2011: 30 aircraft) under JOLCOs at March 31, 2013, 2012 and 2011, respectively:

	At March 31,
	2013		2012		2011
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M

Due within one year	58.1	53.4	63.2	51.0	61.9	48.7
Due between one and five years	359.1	260.9	318.9	243.6	305.2	262.8
Due after five years	365.7	146.5	484.0	217.2	556.3	535.7

Total minimum lease payments	782.9	460.8	866.1	511.8	923.4	847.2
Less amounts allocated to future financing costs	(20.3)	—	(60.1)	—	(76.2)	—

Present value of minimum lease payments	762.6	460.8	806.0	511.8	847.2	847.2

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

In February 2004, the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in connection with its establishment of a low cost base at Brussels (Charleroi). Ryanair advised the regional government that it believed no money was repayable as the cost of establishing the base exceeded the amount determined to be illegal state aid. Ryanair also appealed the decision of the European Commission to the European Court of First Instance (“CFI”), requesting that the Court annul the decision on the basis that Ryanair’s agreement at Brussels (Charleroi) was consistent with agreements at similar privately owned airports and therefore did not constitute illegal state aid. The Company placed €4.0 million in an escrow account pending the outcome of this appeal. In December 2008, the CFI annulled the Commission’s decision against Charleroi Airport and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. A further action taken by the Belgian government for €2.3 million has also been withdrawn.

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

24	Note to cash flow statement

	At March 31,
	2013	2012	2011
	€M	€M	€M

Net debt at beginning of year	(109.6)	(708.8)	(142.8)

(Decrease)/increase in cash and cash equivalents in year	(1,467.4)	680.0	550.4
Increase/(decrease) in financial assets > 3 months	1,521.2	(97.2)	(398.3)
Decrease in restricted cash	(10.4)	(7.8)	(24.9)
Net cash flow from decrease/(increase) in debt	126.9	24.2	(693.2)

Movement in net funds resulting from cash flows	170.3	599.2	(566.0)

Net funds/(debt) at end of year	60.7	(109.6)	(708.8)

Analysed as:
Cash and cash equivalents, financial assets and restricted cash	3,559.0	3,515.6	2,940.6
Total borrowings*	(3,498.3)	(3,625.2)	(3,649.4)

Net funds/(debt)	60.7	(109.6)	(708.8)

*	current and non-current maturities of debt

25	Dividends and share buy-backs

On March 29, 2012, the Company agreed to buy back 15.0 million ordinary shares at a cost of €67.5 million. This trade settled in early April 2012. This is equivalent to approximately 1.0% of the Company’s issued share capital. All ordinary shares repurchased have been cancelled. Accordingly, share capital decreased by 15.0 million ordinary shares with a nominal value of €0.1 million and the capital redemption reserve increased by a corresponding €0.1 million. The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

At the Company’s AGM on September 21, 2012, a dividend of €0.34 per ordinary share was approved by the shareholders. The dividend totalling €491.5 million was paid to shareholders on November 30, 2012

In August 2011, the Company bought back 27.0 million ordinary shares at a cost of €85.1 million. In March 2012, the Company bought back a further 9.5 million ordinary shares at a cost of €39.5 million. Overall this is equivalent to approximately 2.5% of the Company’s issued share capital. All ordinary shares repurchased have been cancelled. Accordingly, share capital decreased by 36.5 million ordinary shares with a nominal value of €0.2 million and the capital redemption reserve increased by a corresponding €0.2 million which has been transferred from retained earnings. The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the parent Company. See note 15 to the consolidated financial statements for further details.

26	Post-balance sheet events

On May 27, 2013 the Company issued a Class 1 circular to shareholders seeking their approval for the purchase of 175 new Boeing 737-800NG aircraft, with a list value of approximately US $14.2 billion, in advance of an EGM. The EGM was held June 18, 2013 and shareholders approved the transaction. In accordance with the terms of the contract entered into with Boeing, the Group made stage payments to Boeing in April, May and June 2013 in relation to the purchase of these aircraft.

In June 2013 the Company bought back 24.1 million ordinary shares at a total cost of €176.6 million, for cancellation. Cumulatively these buybacks are equivalent to 1.7% of the issued share capital of the Company. Also in June 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years with at least €400 million (€176.6 million already completed in June 2013) in share buybacks to be completed in fiscal year 2014 and a further €600 million in either special dividends or share buybacks in fiscal year 2015 subject to current fuel, yields and profitability trends continuing.

27	Subsidiary undertakings and related party transactions

The following is the principal subsidiary undertaking of Ryanair Holdings plc:

Name	Effective date of acquisition/incorporation	Registered Office	Nature of Business

Ryanair Limited (a)	August 23, 1996	Corporate Head Office	Airline operator
	(acquisition)	Dublin Airport
Co Dublin, Ireland.

(a)	Ryanair Limited is wholly owned by Ryanair Holdings plc.

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 16(3) of the Irish Companies (Amendment) Act, 1986.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertaking referred to above has been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2013, 2012 and 2011.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) and directors amounted to €7.1 million in the fiscal year ended March 31, 2013, (2012: €5.0 million; 2011: €6.5 million), the majority of which comprises short-term employee benefits.

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M	€M

Basic salary and bonus	6.0	5.9	3.9
Pension contributions	0.1	0.1	0.9
Share-based compensation expense (a)	1.0	(1.0)	1.7

	7.1	5.0	6.5

(a)	In the year ended March 31, 2012, the net credit to the income statement in the year comprises a reversal of previously recognised share-based compensation expense for awards that did not vest, offset by a charge for the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

28	Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 26, 2013.

APPENDIX A

GLOSSARY

Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair’s scheduled passenger service.

Available Seat Miles (“ASMs”)	Represents the number of seats available for passengers multiplied by the number of miles those seats were flown.
Average Booked Passenger Fare	Represents the average fare paid by a fare-paying passenger who has booked a ticket.
Average Daily Flight Hour Utilization	Represents the average number of flight hours flown in service per day per aircraft for the total fleet of operated aircraft.
Average Fuel Cost Per U.S. Gallon	Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling charges) after giving effect to fuel hedging arrangements.
Average Length of Passenger Haul	Represents the average number of miles traveled by a fare-paying passenger.
Ancillary Revenue per Booked Passenger	Represents the average revenue earned per booked passenger flown from ancillary services.
Average Yield per ASM	Represents the average flown passenger fare revenue for each available seat mile (ASM).
Average Yield per RPM	Represents the average passenger fare revenue for each revenue passenger mile (RPM), or each mile a revenue passenger is flown.
Baggage Commissions	Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.
Booked Passenger Load Factor	Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.
Break-even Load Factor	Represents the number of RPMs at which passenger revenues would have been equal to operating expenses divided by ASMs (based on Average Yield per RPM). For the purposes of this calculation, the number of RPMs at which passenger revenues would have been equal to operating expenses is calculated by dividing operating expenses by Average Revenue per RPM.
Cost Per ASM (“CASM”)	Represents operating expenses (excluding ancillary costs) divided by ASMs.
Cost Per Booked Passenger	Represents operating expenses divided by revenue passengers booked.
Net Margin	Represents profit after taxation as a percentage of total revenues.
Number of Airports Served	Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.
Number of Owned Aircraft Operated	Represents the number of aircraft owned and operated at the end of the period.
Operating Margin	Represents operating profit as a percentage of total revenues.
Part 145	The European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency.
Revenue Passenger Miles (“RPMs”)	Represents the number of miles flown by booked fare-paying passengers.
Revenue Passengers Booked	Represents the number of fare-paying passengers booked.
Sectors Flown	Represents the number of passenger flight sectors flown.

A-1