Form 20-F
period 2014-03-31
RYANAIR HOLDINGS PLC
filed 2014-07-30
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2014

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

Airside Business Park, Swords

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

1,383,237,668 Ordinary Shares

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.635 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of eighteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2014 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.3777, or $1.00 = €0.7258, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2014. The Federal Reserve Rate for euro on July 18, 2014 was €1.00 = $1.3524 or $1.00 = €0.7394. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair operates an ultra-low cost, scheduled airline serving short-haul, point-to-point routes largely in Europe from its 69 bases in airports across Europe, which together are referred to as “Ryanair’s bases of operations” or “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares operating model in Europe in the early 1990s. As of June 30, 2014, the Company offered over 1,600 scheduled short-haul flights per day serving approximately 186 airports largely throughout Europe, with a principal fleet of 297 Boeing 737-800 aircraft and 5 additional leased aircraft acquired on short term leases for the summer of 2014 to provide extra capacity flying approximately 1,600 routes. The Company also holds a 29.8% interest in Aer Lingus Group plc (“Aer Lingus”), which it has acquired through market purchases following Aer Lingus’ partial privatization in 2006. Ryanair’s attempts to acquire the entire share capital of Aer Lingus have been blocked by the European authorities, with the latest ruling currently under appeal by Ryanair. For additional information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.” A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated, financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal 2014 has been translated from euro to US$ using the Federal Reserve Rate on March 31, 2014. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2014(a)	2014	2013	2012	2011	2010
	(in millions, except per-Ordinary Share data)
Total operating revenues	$6,939.1	€5,036.7	€4,884.0	€4,390.2	€3,629.5	€2,988.1
Total operating expenses	$(6,031.7)	€(4,378.1)	€(4,165.8)	€(3,707.0)	€(3,141.3)	€(2,586.0)

Operating income	$907.4	€658.6	€718.2	€683.2	€488.2	€402.1

Net interest (expense)	$(91.9)	€(66.7)	€(71.9)	€(64.9)	€(66.7)	€(48.6)
Other non-operating (expense) income	$(0.7)	€(0.5)	€4.6	€14.7	€(0.6)	€(12.5)

Profit before taxation	$814.8	€591.4	€650.9	€633.0	€420.9	€341.0
Tax expense on profit on ordinary activities	$(94.5)	€(68.6)	€(81.6)	€(72.6)	€(46.3)	€(35.7)
Profit after taxation	$720.3	€522.8	€569.3	€560.4	€374.6	€305.3

Ryanair Holdings basic earnings per Ordinary Share (U.S. cents)/(euro cent)	$50.92	€36.96	€39.45	€38.03	€25.21	€20.68
Ryanair Holdings diluted earnings per Ordinary Share (U.S. cents)/(euro cent)	$50.78	€36.86	€39.33	€37.94	€25.14	€20.60
Ryanair Holdings dividend paid per Ordinary Share (U.S. cents)/(euro cent)	n/a	n/a	€34.00	n/a	€33.57	n/a

Balance Sheet Data:

	As of March 31,
	2014(a)	2014	2013	2012	2011	2010
	(in millions)
Cash and cash equivalents	$2,383.6	€1,730.1	€1,240.9	€2,708.3	€2,028.3	€1,477.9
Total assets	$12,140.4	€8,812.1	€8,943.0	€9,001.0	€8,596.0	€7,563.4
Long-term debt, including capital lease obligations	$4,248.3	€3,083.6	€3,498.3	€3,625.2	€3,649.4	€2,956.2
Shareholders’ equity	$4,526.8	€3,285.8	€3,272.6	€3,306.7	€2,953.9	€2,848.6
Issued share capital	$12.1	€8.8	€9.2	€9.3	€9.5	€9.4
Weighted Average Number of Ordinary Shares	1,414.6	1,414.6	1,443.1	1,473.7	1,485.7	1,476.4

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2014(a)	2014	2013	2012	2011	2010
	(in millions)
Net cash inflow from operating activities	$1,439.1	€1,044.6	€1,023.5	€1,020.3	€786.3	€871.5
Net cash inflow/(outflow) from investing activities	$414.3	€300.7	€(1,821.5)	€(185.4)	€(474.0)	€(1,549.1)
Net cash (outflow)/inflow from financing activities	$(1,179.4)	€(856.1)	€(669.4)	€(154.9)	€238.1	€572.3
Increase/(decrease) in cash and cash equivalents	$674.0	€489.2	€(1,467.4)	€680.0	€550.4	€(105.3)

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S. $ solely for convenience at the Federal Reserve Rate on March 31, 2014, of €1.00 = $1.3777 or $1.00 = €0.7258.

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

U.S. dollars per €1.00(a)

Year ended December 31,	End of Period	Average (b)	Low	High

2009	1.433	1.394	—	—
2010	1.336	1.326	—	—
2011	1.296	1.392	—	—
2012	1.319	1.291	—	—
2013	1.378	1.328	—	—

Month ended
January 31, 2014	—	—	1.350	1.368
February 28, 2014	—	—	1.351	1.381
March 31, 2014	—	—	1.373	1.393
April 30, 2014	—	—	1.370	1.390
May 31, 2014	—	—	1.360	1.392
June 30, 2014	—	—	1.353	1.369
Period ended July 18, 2014	—	—	1.352	1.367

U.K. pounds sterling per €1.00(c)

Year ended December 31,	End of Period	Average (b)	Low	High

2009	0.887	0.891	—	—
2010	0.857	0.858	—	—
2011	0.836	0.868	—	—
2012	0.811	0.811	—	—
2013	0.830	0.849	—	—

Month ended
January 31, 2014	—	—	0.817	0.834
February 28, 2014	—	—	0.818	0.833
March 31, 2014	—	—	0.821	0.840
April 30, 2014	—	—	0.820	0.830
May 31, 2014	—	—	0.809	0.822
June 30, 2014	—	—	0.798	0.814
Period ended July 18, 2014	—	—	0.789	0.798

U.K. pounds sterling per U.S.$1.00(d)

Year ended December 31,	End of Period	Average (b)	Low	High

2009	0.627	0.641	—	—
2010	0.641	0.647	—	—
2011	0.645	0.624	—	—
2012	0.615	0.628	—	—
2013	0.603	0.639	—	—

Month ended
January 31, 2014	—	—	0.602	0.612
February 28, 2014	—	—	0.597	0.613
March 31, 2014	—	—	0.597	0.606
April 30, 2014	—	—	0.592	0.603
May 31, 2014	—	—	0.589	0.598
June 30, 2014	—	—	0.584	0.598
Period ended July 18, 2014	—	—	0.582	0.585

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg/Reuters.
(d)	Based on the Federal Reserve Rate for U.K. pound sterling.

As of July 18, 2014, the exchange rate between the U.S. dollar and the euro was €1.00 = $1.3524, or $1.00 = €0.7394; the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00 = €1.2642, or €1.00 = U.K. £0.7910; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00 = $1.7086, or $1.00 = U.K. £0.5852. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
	2014	2013	2012	2011	2010
Operating Data:
Average Yield per Revenue Passenger Mile (“RPM”) (€)	0.059	0.064	0.059	0.053	0.052
Average Yield per Available Seat Miles (“ASM”) (€)	0.049	0.052	0.048	0.045	0.043
Average Fuel Cost per U.S. Gallon (€)	2.453	2.381	2.075	1.756	1.515
Cost per ASM (“CASM”) (€)	0.055	0.056	0.051	0.049	0.047
Operating Margin	13%	15%	14%	14%	13%
Break-even Load Factor	72%	70%	70%	72%	73%
Average Booked Passenger Fare (€)	46.40	48.20	45.36	39.24	34.95
Cost Per Booked Passenger (€)	53.61	52.56	48.90	43.59	38.88
Ancillary Revenue per Booked Passenger (€)	15.27	13.43	11.69	11.12	9.98

	Fiscal Year ended March 31,
	2014	2013	2012	2011	2010
Other Data:
Revenue Passengers Booked	81,668,285	79,256,253	75,814,551	72,062,659	66,503,999
Revenue Passenger Miles	64,470,425,471	59,865,600,628	58,584,451,085	53,256,894,035	44,841,072,500
Available Seat Miles	77,916,511,414	72,829,956,243	71,139,686,423	63,358,255,401	53,469,635,740
Booked Passenger Load Factor	83%	82%	82%	83%	82%
Average Length of Passenger Haul (miles)	788	754	771	727	661
Sectors Flown	524,765	512,765	489,759	463,460	427,900
Number of Airports Served at Period End	186	167	159	158	153
Average Daily Flight Hour Utilization (hours)	8.81	8.24	8.47	8.36	8.89
Staff at Period End	8,992	9,137	8,388	8,560	7,168
Staff per Aircraft at Period End	30	30	30	31	31
Booked Passengers per Staff at Period End	9,082	8,674	9,038	8,418	9,253

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased substantially in fiscal years 2012, 2013 and 2014 and remain at elevated levels. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in Ukraine or the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. As of July 25, 2014, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2015 at prices equivalent to approximately $950 per metric ton. In addition, as of July 25, 2014, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 55% of its estimated requirements for the first half of the fiscal year ending March 31, 2016 at prices equivalent to approximately $950 per metric ton. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of the recent volatility in the relevant currency and commodity markets. Any further increase in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro. As of July 25, 2014, Ryanair had hedged approximately 90% of its forecasted fuel-related dollar purchases against the euro at a rate of approximately $1.34 per euro for the fiscal year ending March 31, 2015 and approximately 50% of its forecasted fuel related dollar purchases against the euro at a rate of approximately $1.37 per euro for the first 6 months of the fiscal year ending March 31, 2016.

No assurances whatsoever can be given about trends in fuel prices, and average fuel prices for future years may be significantly higher than current prices. Management estimates that every $10 movement in the price of a metric ton of jet fuel will impact Ryanair’s costs by approximately €2 million, taking into account Ryanair’s hedging programme for the 2015 fiscal year. There can be no assurance, however, in this regard, and the impact of fuel prices on Ryanair’s operating results may be more, or less, pronounced. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as Ryanair’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated expansion of Ryanair’s fleet from September 2014 onwards will likely result in an increase, in absolute terms, in Ryanair’s aggregate fuel costs.

Ryanair Has Decided to Seasonally Ground Aircraft. In recent years, in response to an operating environment characterized by high fuel prices, typically lower winter traffic and yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March). In the winter of fiscal year 2014, Ryanair grounded approximately 70 aircraft and the Company intends to again ground approximately 50 aircraft in the coming winter. Ryanair’s adoption of the policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce losses by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

Additionally, Ryanair’s growth has been largely dependent on increasing summer capacity, and decreasing winter capacity, which may affect the overall future growth of Ryanair. Further, while seasonal grounding does reduce Ryanair’s variable operating costs, it does not avoid fixed costs such as aircraft ownership costs, and it also decreases Ryanair’s potential to earn ancillary revenues. Decreasing the number and frequency of flights may also negatively affect Ryanair’s labor relations, including its ability to attract flight personnel only interested in year round employment. Such risks could lead to negative effects on Ryanair’s financial condition and/or results of operations.

Ryanair May Not Achieve All of the Expected Benefits of its Recent Strategic Initiatives. Ryanair is in the process of implementing a series of strategic initiatives that are expected to have a significant impact on its business. Among other things, these initiatives include scheduling more flights to primary airports, selling flights via corporate travel agents on global distribution systems (“GDS”), increasing marketing spending significantly, and adjusting the airline’s yield management strategy with the goal of increasing load factors. Ryanair has also announced a series of customer-experience related initiatives, including a new, easier-to-navigate website with a fare finder facility, reduced penalty fees, more customer-friendly baggage allowances, 24 hour grace periods to correct minor booking errors and the introduction of allocated seating. For additional information on these initiatives, see “Strategy”. Although customer reaction to the measures has, so far, been positive and management expects these initiatives to be accretive to the Company’s results over time, no assurance can be given that the financial impact of the initiatives will be positive, particularly in the short to medium term. In particular, certain of the strategic initiatives may have the effect of increasing certain of the Company’s costs (including airport fees and marketing expenses), while reducing ancillary revenues previously earned from website sales and from various penalty fees and charges. Although the Company expects that revenues from allocated seating will offset the reduction in ancillary revenues, there can be no assurance that this will occur. Factors beyond Ryanair’s control, including but not limited to customer acceptance, competitive reactions, market and economic conditions and other challenges described in this report could limit Ryanair’s ability to achieve some or all of the expected benefits of these initiatives. A relatively minor shortfall from expected revenue levels (or increase in expected costs) could have a material adverse effect on the Company’s growth or financial performance.

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

The Company May Not Be Successful in Increasing Fares to Cover Rising Business Costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company will expect increased marketing and advertising costs along with higher airport charges due to the increasing number of primary airports it operates to. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and fuel availability could have a material adverse impact on Ryanair’s results and could also increase the likelihood that Ryanair may incur losses. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability” above.

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Lübeck, Alghero, Frankfurt (Hahn), Zweibrücken, Altenburg, Klagenfurt, Stockholm (Vasteras), Paris (Beauvais), La Rochelle, Carcassonne, Brussels (Charleroi), Cagliari, Girona and Reus airports. The investigations seek to determine whether the arrangements constitute illegal state aid under EU law. The investigations are expected to be completed in mid to late 2014, with the European Commission’s decisions being appealable to the EU General Court. Investigations between 2010 and 2014 into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld) and Aarhus airports concluded with findings that these agreements contained no state aid. On July 23, 2014 the European Commission announced a ‘no state aid’ decision in respect of Dusseldorf (Weeze) airport, as well as findings of state aid to Ryanair in its arrangements with Pau, Nimes and Angouleme airports, ordering Ryanair to repay a total of approximately €9.7m of alleged aid. Ryanair will appeal these ‘aid’ decisions to the EU General Court where proceedings are expected to take between 2 and 4 years. In addition to the European Commission investigations, Ryanair is facing allegations that it has benefited from unlawful state aid in a number of court cases, including in relation to its arrangements with Frankfurt (Hahn) and Lübeck airports. Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

On July 25, 2012, the European Commission decided that Ryanair, along with Aer Lingus Group plc (“Aer Lingus”) and Aer Arann, had been in receipt of unlawful state aid from the Irish government as a result of being an identified beneficiary of the two-tier air travel tax in place for flights departing from Irish airports between March 2009 and March 2011. Ryanair was the original complainant to the European Commission, alleging that the air travel tax favored Aer Arann and Aer Lingus. Ryanair appealed the decision of the European Commission to the EU General Court on November 14, 2012. The hearing in the EU General Court took place in June 2014, and judgment is expected within six months of the hearing. The EU General Court may affirm or annul the European Commission decision. The Irish State is obliged to recover the unlawful state aid from Ryanair before the Irish courts notwithstanding Ryanair’s appeal of the EU Commission decision, and initiated its claim in April 2013. The Irish State is seeking approximately €12 million plus interest from Ryanair in these proceedings. Ryanair has also issued proceedings before the Irish courts for recovery of the entire amount of the air travel tax paid during the period March 2009—March 2011 on the basis of the two-tier nature of the tax being unlawful under EU law.

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

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across a significant proportion of its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. Ryanair’s average booked passenger fare decreased in the 2014 fiscal year, and there can be no assurance that it will not decrease further in future periods.

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

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 297 aircraft in its fleet by March 31, 2014 and has ordered an additional 180 new Boeing 737-800 next generation aircraft (the “New Aircraft”) for delivery during fiscal 2015 to fiscal 2019 pursuant to a contract with the Boeing Company (the “2013 Boeing Contract”). Ryanair expects to have approximately 426 aircraft in its fleet by March 31, 2019, depending on the level of lease returns/disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

As a result of the 2013 Boeing Contract, the Company is expected to raise substantial debt financing to cover all of the expected aircraft deliveries over the period from September 2014 to December 2018, including Ryanair’s issuance of €850.0 million in 1.875% unsecured eurobonds with a 7 year tenor in June 2014 that are guaranteed by Ryanair Holdings. This aircraft order is expected to increase the Company’s outstanding debt from fiscal 2015 onwards. Furthermore, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions would have a material adverse effect on its operations and financial condition.

Using the debt capital markets to finance the Company and the 2013 Boeing Contract requires the Company to obtain and retain investment grade credit ratings, (the Company has a BBB+ (stable) credit rating from S&P and a BBB+ (stable) credit rating from Fitch). There is a risk that the Company will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for Ryanair.

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company’s Growth May Expose It to Risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 112.0 million passengers per annum by March 31, 2019, an increase of approximately 37% from the approximately 81.7 million passengers booked in the 2014 fiscal year. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the New Aircraft and related debt repayments) could be materially adversely affected.

The continued expansion of Ryanair’s fleet and operations, at a rate lower than in previous years (although in absolute terms it may be higher), in addition to other factors, may also strain existing management resources and related operational, financial, management information and information technology systems. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair’s ability to achieve its growth plans and sustain or increase its profitability.

Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on its Results. Currently, a substantial number of carriers operate routes that compete with Ryanair, and the Company expects to face further intense competition.

When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has other significant cash needs as it expands, including as regards the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800 series aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See “—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms.”

Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair’s bases currently have no slot allocations, traffic at a minority of the airports Ryanair serves, including some of its primary bases, is currently regulated through slot allocations. In addition, many of the primary airports that Ryanair intends to serve as part of its recent strategic initiatives are subject to slot allocations. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to, or increase service at, such airports.

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain

Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example in Spain, the Spanish government increased airport taxes at the two largest airports, Barcelona and Madrid, by over 100%, while smaller increases were implemented at other Spanish airports effective from July 1, 2012. As a result, Ryanair cancelled routes and reduced capacity on remaining routes from Madrid and Barcelona in response to the Spanish government’s decision to double airport taxes at the two airports. For additional information, see “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports.”

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

On June 19, 2012, Ryanair announced its third all cash offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share and immediately commenced pre-notification discussions with the European Commission for the purpose of preparing a merger filing. Ryanair contended that, pending the outcome of the European Commission’s review of Ryanair’s bid, on the basis of the duty of “sincere cooperation” between the EU and the Member States, and under the EU Merger Regulation, the UK Competition Commission’s investigation of Ryanair’s minority stake in Aer Lingus should not have properly proceeded. Nevertheless, Aer Lingus argued that the investigation should proceed and that Ryanair’s offer was in breach of certain provisions of the UK Enterprise Act 2002.

On July 10, 2012, the Competition Commission ruled that Ryanair’s bid was not in breach of the UK Enterprise Act, but nevertheless decided that its investigation of the minority stake could proceed in parallel with the European Commission’s investigation of Ryanair’s offer for Aer Lingus. In July 2012, Ryanair appealed the latter part of the Competition Commission’s ruling to the UK Competition Appeal Tribunal, and the Competition Commission’s investigation became suspended pending the appeal process. On August 8, 2012, the Competition Appeal Tribunal (“CAT”) rejected Ryanair’s appeal and found that the Competition Commission’s investigation could proceed in parallel with the European Commission’s investigation, but that the Competition Commission must avoid taking any final decision which could conflict with the European Commission’s ultimate conclusion on Ryanair’s bid. In August 2012, Ryanair appealed the Competition Appeal Tribunal judgment to the UK Court of Appeal. In December 2012, the Court of Appeal rejected Ryanair’s appeal and subsequently the Competition Commission’s investigation restarted. On December 13, 2012, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the UK Court of Appeal. The UK Supreme Court refused permission to appeal on April 25, 2013.

On February 27, 2013, the European Commission prohibited Ryanair’s bid to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected in 2015 and may affirm or annul the decision of the European Commission.

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair actively engaged with the UK Competition Commission’s investigation of the minority stake. On August 28, 2013, the UK Competition Commission (the “UKCC”) issued its final decision in which it found that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland.” As a result of its findings, the UKCC ordered Ryanair to reduce its shareholding in Aer Lingus to below 5 percent of Aer Lingus’ issued ordinary shares. Ryanair appealed the UKCC’s final decision to the CAT on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 23, 2014, the CAT granted Ryanair permission to appeal the CAT’s judgment to the UK Court of Appeal. Should this appeal or any subsequent appeal to the UK Supreme Court be unsuccessful, Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair believes that the enforcement of any such decision should be delayed until the outcome of Ryanair’s appeal against the European Commission’s February 2013 prohibition decision of Ryanair’s 2012 offer for Aer Lingus, and the conclusion of any appeals against the UKCC’s decision in the UK courts. However, it is possible that the UKCC will seek to enforce any such sell-down remedy at an earlier date. For more information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.”

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, Ryanair’s profitability and its seasonal grounding policy, may make it difficult for Ryanair to avoid increases to salary levels and productivity payments. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements may not be subject to change or modification at any time. These steps may lead to deterioration in labor relations in Ryanair and could impact Ryanair’s business or results. Ryanair also operates in certain jurisdictions with above average payroll taxes and employee-related social insurance costs, which could have an impact on the availability and cost of employees in these jurisdictions. Ryanair’s crew in continental Europe generally operate on Irish contracts of employment on the basis that those crew work on Irish Territory, (i.e., on board Irish Registered Aircraft). A number of challenges have been initiated by government agencies in a number of countries to the applicability of Irish labor law to these contracts, and if Ryanair were forced to concede that Irish jurisdiction did not apply to those crew who operate from continental Europe then it could lead to increased salary, social insurance and pension costs and a potential loss of flexibility. In relation to social insurance costs, the European Parliament implemented amendments to Regulation (EC) 883/2004 which, in the majority of jurisdictions, imposes substantial social insurance contribution increases for either or both Ryanair and the individual employees. While this change to social insurance contributions relates primarily to new employees, its effect in the long term may materially increase Company or employee social insurance contributions and could affect Ryanair’s decision to operate from those high cost locations, resulting in redundancies and a consequent deterioration in labor relations. For additional details see—“Change in EU Regulations in Relation to Employers and Employee Social Insurance could Increase Costs” below.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots and cabin crew, regarding pay, work practices, and conditions of employment, through collective-bargaining units called “Employee Representative Committees”. On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.’s Central Arbitration Committee (CAC) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC, but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions. Limitations on Ryanair’s flexibility in dealing with its employees or the altering of the public’s perception of Ryanair generally could have a material adverse effect on Ryanair’s business, operating results, and financial condition. For additional details, see “Item 6. Directors, Senior Management and Employees—Staff and Labor Relations.” Limitations on Ryanair’s flexibility in dealing with its staff or the altering of the public’s perception of Ryanair generally could have a material adverse effect on the Company’s business, operating results, and financial condition.

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

The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. Ryanair is involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, The Netherlands, France, Spain, Italy and Switzerland. Ryanair’s objective is to prevent any unauthorized use of its website. Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access its schedule and fare information for the purposes of fare comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan, a GDS operator) to provide access to Ryanair’s fares to traditional travel agencies. Ryanair has received favourable rulings in Ireland, Germany and The Netherlands, and unfavorable rulings in Spain, France and Italy, in its actions against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial condition.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

Ryanair is Subject To Cyber Security Risks And May Incur Increasing Costs In An Effort To Minimise Those Risks. As almost all of Ryanair’s reservations are made through its website, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Although Ryanair takes steps to secure its website and management information systems, the security measures it has implemented may not be effective, and its systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber attacks, computer viruses, power loss, or other disruptive events. Ryanair may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information.

In addition, data and security breaches can also occur as a result of non-technical issues, including breaches by Ryanair or by persons with whom it has commercial relationships that result in the unauthorized release of personal or confidential information. Any such cyber attack or other security issue could result in a significant loss of reservations and customer confidence in the website and its business which, in turn, could have a material adverse effect on Ryanair’s operating results or financial condition and potentially entail its incurring significant litigation or other costs.

The Irish Corporation Tax Rate Could Rise. The majority of Ryanair’s profits are subject to Irish corporation tax at a statutory rate of 12.5%. Due to the size and scale of the Irish government’s budgetary deficit and although Ireland has exited the “bailout” which was funded by a combination of loans from the International Monetary Fund and the European Union, there remains a risk that the Irish government could increase Irish corporation tax rates above 12.5% in order to repay current or future loans or to increase tax revenues.

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

Change in EU Regulations in Relation to Employers and Employee Social Insurance Could Increase Costs. The European Parliament passed legislation governing the payment of employee and employer social insurance costs in May 2012. The legislation was introduced in late June 2012. The legislation governs the country in which employees and employers must pay social insurance costs. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment is governed, which is either the U.K. or Ireland. Under the terms of this new legislation, employees and employers must pay social insurance in the country where the employee is based. The legislation includes grandfathering rights which means that existing employees (i.e. those employed prior to the introduction of the new legislation in June 2012) should be exempt from the effects of this legislation for a period of 10 years up until 2022. However, both new and existing employees who transfer from their present base location to a new base in another EU country may be impacted by the new rules in relation to employee and employer contributions. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions. Ryanair estimates that the change in legislation will not have any initial material impact on its salary costs although it will have an adverse impact over time in the majority of jurisdictions in which Ryanair currently operates from.

Ryanair is Subject to Tax Audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company is of the view that it is tax compliant in the various jurisdictions in which it operates, there can be no guarantee, particularly in the current economic environment, that it will not receive tax assessments following the conclusion of the tax audits. If assessed, the Company will robustly defend its position. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Company could materially increase. See “—The Irish Corporation Tax Rate Could Rise” above.

Risks Associated with the Euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the ongoing uncertainty arising from the Eurozone debt crisis, in 2012 there was widespread speculation regarding the future of the Eurozone, including with regard to Ireland, the country in which the Company is headquartered. Although the economic environment in Ireland has considerably improved, there is still a risk of contagion spreading to the weaker Eurozone members. To date, however, there have been no exits from the Eurozone. Ryanair predominantly operates to/from countries within the Eurozone and has significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions, however these risk management measures may be insufficient.

The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A weakening in the value of the euro primarily against U.K. pound sterling and U.S. dollar, but also against other non-Eurozone European currencies and Moroccan Dirhams, could negatively impact the operating results of the Company.

Recession, austerity and uncertainty in connection with the euro could also mean that Ryanair is unable to grow. The recent European recession and austerity measures still in effect in several European countries could mean that Ryanair may be unable to expand its operations due to lack of demand for air travel.

Risks Related to the Airline Industry

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions: A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the uncertainty relating to the Eurozone, high unemployment rates, constrained credit markets and increased business operating costs could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary environment, combined with austerity measures by European governments, will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse impact on its financial results.

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (“APD”) of £13 per passenger. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007, £11 in 2009, £12 in 2010 and subsequently to £13 in April 2012. The increase in this tax is thought to have had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights (withdrawn with effect from July 1, 2009). On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers but subsequently reduced it to €3 on March 30, 2011. On April 1, 2014 the tax imposed by the Irish government was abolished. In Germany, the government introduced an air passenger tax of €8 in January 2011 which was subsequently reduced to €7.50 in January 2012. In Austria, the government also introduced an ecological air travel levy of €8 in January 2011. The Moroccan government has also introduced a similar tax (equivalent to approximately €9) from April 2014.

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

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been cancelled or delayed more than 3 hours on arrival (even where the reason for the delay or cancellation is beyond the control of the airline). This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to be paid to passengers in the event of the situations described above. In November 2009, the Court of Justice of the EU in the Sturgeon case decided that provisions of the legislation in relation to monetary compensation are not only applicable to denied boarding and flight cancellations but also to flight delays (over three hours on arrival). However, such provisions do not apply when the flight cancellation or delay (over three hours on arrival), is caused for reasons outside of the control of the airline (extraordinary circumstances) such as unsafe weather conditions, air-traffic control strikes/delays, unexpected flight safety shortcomings, sabotage, aircraft manufacturing defects, security risks, political instability. A recent UK court case—Huzar vs. Jet2 heard in the UK Court of Appeal in May 2014 has narrowed the ‘extraordinary circumstances’ defence, this case is currently on appeal to the UK Supreme Court and has a suspensory effect on all passenger claims brought in the UK in relation to flight delays or cancellations caused by unexpected flight safety shortcomings. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight. As Ryanair’s average flight length is less than 1,500 km—the upper limit for short-haul flights—the amount payable is generally €250 per passenger. Passengers subject to flight delays over 2 hours are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodations if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this legislation, if Ryanair experiences a large number of cancelled flights, which could occur as a result of certain types of events beyond its control. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.”

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

Any Significant Outbreak of any Airborne Disease Could Significantly Damage Ryanair’s Business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of MERS, SARS, foot-and-mouth disease, avian flu and swine flu have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse impact on the Company. A severe outbreak of swine flu, MERS, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease also may result in European or national authorities imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations.

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. Ryanair has an excellent 30 year safety record. In past years, however, accidents or other safety-related incidents involving certain low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair, and could have a material adverse effect on Ryanair’s financial condition and results of operations.

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

In addition, reservations on Ryanair’s flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect passenger traffic. In the 2014 fiscal year, 16.6 million passengers were booked on Ryanair’s flights into and out of London, representing approximately 20.4% of the total passengers booked on all of the Company’s flights in the fiscal year. Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company’s profitability or financial condition should the public’s willingness to travel to and from those markets decline as a result. See also “—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry” below.

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry. The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international services to and from the United States. Although carriers such as Ryanair that operate primarily or exclusively in Europe were generally spared from such material adverse impacts on their businesses, the cost to all commercial airlines of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically after the September 11 attacks. See “Item 4. Information on the Company—Insurance.” In addition, Ryanair’s insurers have indicated that the scope of the Company’s current “act of war”-related insurance may exclude certain types of catastrophic incidents, such as certain forms of biological, chemical or “dirty bomb” attacks. This could result in the Company’s seeking alternative coverage, including government insurance or self-insurance, which could lead to further increases in costs. Although Ryanair to date has included increased insurance costs in the ticket price charged to passengers, there can be no assurance that it will continue to be successful in doing so.

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

The Company Faces the Risk of Loss and Liability. Ryanair has an excellent 30 year safety record, however, it is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence that are consistent with industry standards.

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 46% of total operating expenses in the 2014 fiscal year, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact on the Company’s Profitability” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “Risks Related to the Company—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) has required a number of such procedures with regard to Boeing 737-800 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system, and limitations on certain operating procedures. Ryanair’s policy is to implement any such required procedures in accordance with FAA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance programme and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of Ordinary Shares. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company’s ability to operate by identifying those Ordinary Shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares.” The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. On April 19, 2012, the Company obtained shareholder approval to repurchase ADRs as part of its general authority to repurchase up to 5% of the issued share capital in the Company. During fiscal 2014, the Company repurchased 6,018,800 ADRs equivalent to 30,094,000 ordinary shares at a price of $49.01 per ADR, equivalent to approximately €7.41 per ordinary share. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals.

As of June 30, 2014, EU nationals owned at least 52.8% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only occasionally declared special dividends on both its Ordinary Shares and ADRs. The directors of the Company declared on June 1, 2010 that Ryanair Holdings intended to pay a special dividend of approximately €500 million, and following shareholder approval at its annual general meeting on September 22, 2010 this special dividend was paid on October 1, 2010. Directors of the Company also declared on May 21, 2012 that Ryanair Holdings intended to pay a special dividend of €0.34 per ordinary share (approx. €492 million) and following shareholder approval at the annual general meeting on September 21, 2012 this special dividend was paid on November 30, 2012. The Company may pay other dividends from time to time. In June 2013, the Company detailed plans to return up to €1 billion to shareholders over the next two years. The Company completed €481.7 million in share buybacks in the fiscal year 2014 (including just over 6.0 million ADR buybacks) and indicated on May 19, 2014 that it plans to pay a special dividend of up to approximately €520 million in the fourth quarter of fiscal year 2015, subject to shareholder approval at its annual general meeting on September 25, 2014. The Company has made no further commitments in relation to the payment of dividends, share buybacks or other shareholder distributions. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Increased Costs for Possible Future ADR and Share Repurchases. In April 2012, the Company held an extraordinary general meeting (“EGM”) to authorize the directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ Stock Market (“NASDAQ”). Up until April 2012, shareholders had only authorized the directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium of 15% to 20% compared to Ordinary Shares, this may result in increased costs in performing share buy-backs in the future. In fiscal 2014, the Company bought back 6,018,800 ADRs for cancellation, which is equivalent to 30,094,000 Ordinary Shares, as part of its overall share buyback during fiscal year 2014 of 69.5 million Ordinary Shares. On June 20, 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years. The Company completed €481.7 million in share buybacks in the fiscal year 2014. On May 19, 2014 the Company indicated that it plans to pay a special dividend of up to approximately €520 million in the fourth quarter of fiscal year 2015, subject to shareholder approval at its annual general meeting on September 25, 2014. However, there can be no assurance that such amount will be returned to shareholders, as the Company’s plans are subject to shareholder approval, its continuing profitability, and the economic environment, as well as its obligations for capital expenditures and other commitments. The Company has made no further commitments in relation to the payment of dividends, share buybacks or other shareholder distributions.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates an ultra-low cost, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, and Morocco. Incorporated on November 28, 1984, Ryanair Limited began to introduce a low-fares operating model under a new management team in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” As of June 30, 2014, Ryanair had a principal fleet of 297 Boeing 737-800 aircraft and 5 additional leased aircraft acquired on short term leases for the summer of 2014 to provide extra capacity, Ryanair Limited offered over 1,600 scheduled short-haul flights per day serving approximately 186 airports largely throughout Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €522.8 million in the 2014 fiscal year, as compared to a profit on ordinary activities after taxation of €569.3 million in the 2013 fiscal year. This decrease of approximately 8% was primarily attributable to an increase in fuel costs of approximately 7% from €1,885.6 million to €2,013.1 million, and a reduction of approximately 4% in average fares, offset by strong ancillary revenues growth and increased traffic. Ryanair generated an average booked passenger load factor of approximately 83% in fiscal 2014, compared to 82% in fiscal 2013, and average booked passenger fare of €46.40 per passenger in the 2014 fiscal year, down from €48.20 in the prior fiscal year. The Company has focused on maintaining low operating costs (€53.61 per passenger in the 2014 fiscal year, an increase from €52.56 in fiscal 2013).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect”—Ryanair’s history of stimulating significant annual passenger traffic growth on the new routes on which it has commenced service since 1991. For example, on the basis of the “U.K. Airports Annual Statement of Movements, Passengers and Cargo” published by the U.K. Civil Aviation Authority and statistics released by the International Civil Aviation Organization (the “ICAO”), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 3.9 million passengers in the 2013 calendar year. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each such route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair Limited, Corporate Head Office, Airside Business Park, Swords, County Dublin, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Howard Millar, Deputy Chief Executive and Chief Financial Officer (same address as above). The telephone number is +353-1-945-1212 and the facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

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

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to the data available from the Association of European Airlines (“AEA”) and airlines’ own published statistics, Ryanair has achieved better punctuality, fewer lost bags, and fewer cancellations than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by primarily operating from un-congested airports. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. Customer satisfaction is also measured by regular online, mystery-passenger and by passenger surveys.

Ryanair is implementing a series of strategic initiatives that are expected to have a significant impact on its customer service offering. Ryanair has also announced and introduced a series of customer-service related initiatives, including a new, easier-to-navigate website with a fare finder facility, reduced penalty fees, allocated seating and more customer-friendly baggage allowances and change policies. Further, these initiatives include scheduling more flights to primary airports, selling flights via travel agents on GDS, increasing marketing spending significantly to support these initiatives, and adjusting the airline’s yield management strategy with the goal of increasing load factors and yield.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary, regional, and more recently, certain primary airports in and around major population centers and travel destinations. In the 2014 fiscal year, Ryanair flew an average route length of 788 miles and an average flight duration of approximately 1.87 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

In choosing its routes, Ryanair primarily favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays, more competitive airport access, and lower handling costs. As part of its strategic initiatives, Ryanair plans to increase the number of primary airports that it serves, focussing particularly on those that facilitate a quick turnaround and offer opportunities for the Company to profitably enhance its route choice by adding city pairs that are attractive to both business and leisure customers alike. Ryanair’s “on time” performance record (arrivals within 15 minutes of schedule) for the 2014 fiscal year was 92%. Faster turnaround times are a key element in Ryanair’s efforts to maximize aircraft utilization. Ryanair’s average scheduled turnaround time for the 2014 fiscal year was approximately 25 minutes.

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

Personnel Costs. Ryanair endeavors to control its labor costs by seeking to continually improve the productivity of its already highly productive work force. Compensation for personnel emphasizes productivity-based pay incentives. These incentives include sales bonus payments for onboard sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants within limits set by industry standards or regulations fixing maximum working hours.

Customer Service Costs. Ryanair has entered into agreements on competitive terms with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, the Company has broadened its distribution base by making Ryanair’s fares available to Travelport (Galileo and Worldspan) at nominal cost to the Company. Ryanair generates over 99% of its scheduled passenger revenues through direct sales via its website.

Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive prices. Management believes that Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable contracts with such airports for access to their facilities, although the recent change in strategy by the Company may see it access some more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports also generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. In addition, since October 2009, Ryanair has required all passengers to check-in on the Internet. This requirement was instituted to reduce waiting times at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet at the time of booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See “Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities.”

Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system, which it operates under a hosting agreement with Navitaire that was extended in 2011 and will terminate in 2020. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. After the launch of the Internet reservation system, Ryanair heavily promoted its website through newspaper, radio and television advertising. As a result, Internet bookings grew rapidly, and have accounted for over 99% of all reservations over the past several years. In May 2012, Ryanair further upgraded the reservation system, which offers more flexibility for future system enhancements and to accommodate the future growth of Ryanair. In November 2013, Ryanair re-launched its website in a new, easier to use, format that reduced the booking process from 17 to 5 “clicks”. Various other initiatives were also introduced, including a fare finder facility which enables customers to easily find the lowest fares. The new “My Ryanair” registration services, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. The Company also launched a new mobile app on July 15, 2014, which will make it simpler and easier for customers to book Ryanair flights.

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 30-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of a European Aviation Safety Agency (“EASA”) Part 145 approval. Ryanair currently performs heavy airframe maintenance, but contracts with other parties who perform engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including Southwest Airlines, British Airways, Air France and Alitalia.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For hotel services, Ryanair has a contract with Hotelscombined PTY Ltd, and they provide a hotel comparison website to Ryanair which generates commissions for Ryanair on the number of bookings made. Ryanair also has a contract with Bookings.com to market hotels during the website booking process. In addition, Ryanair has a contract with the Hertz Corporation (“Hertz”), pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system. Ryanair also sells bus and some rail tickets onboard its aircraft and through its website. For the 2014 fiscal year, ancillary services accounted for approximately 25% of Ryanair’s total operating revenues, as compared to approximately 22% of such revenues in the 2013 fiscal year. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2014 Compared with Fiscal Year 2013—Ancillary Revenues” for additional information.

Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe and Morocco, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) using aggressive fare promotions to increase load factors; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network (“triangulation”); (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to Current Challenges. In recent periods, and with increased effect in the 2012, 2013 and 2014 fiscal years, Ryanair’s low-fares business model has faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding (approximately 70 in fiscal 2014 and 80 in fiscal 2013) aircraft during the winter season; (ii) disposing of aircraft (lease hand backs totaled four in the 2013 fiscal year and eight in the 2014 fiscal year); (iii) controlling labor and other costs, including through wage freezes for non-flight crew personnel in fiscal 2011 and fiscal 2013, selective redundancies and the introduction of Internet check-in in fiscal 2010; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability” and “—The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.”

In recent years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March inclusive). In the winter months of fiscal 2014, Ryanair grounded approximately 70 aircraft and the Company announced in May 2014 that it intends to ground approximately 50 aircraft during the winter months of fiscal 2015. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s potential to record both flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Ryanair has Decided to Seasonally Ground Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 25, 2014, the Company offered over 1,600 scheduled short-haul flights per day serving approximately 186 airports largely throughout Europe, and flying approximately 1,600 routes. The following table lists Ryanair’s operating bases:

Operating Bases

Alghero

Alicante

Athens

Baden-Baden

Barcelona (Girona)

Barcelona (El Prat)

Bari

Billund

Bologna

Bournemouth

Birmingham

Bremen

Brindisi

Bristol

Brussels (Charleroi)

Brussels (Zaventem)

Budapest

Cagliari

Catania

Chania

Cologne (a)

Cork

Dublin

Dusseldorf (Weeze)

East Midlands

Edinburgh

Eindhoven

Faro

Fez

Frankfurt (Hahn)

Gdansk (a)

Glasgow (Prestwick)

Glasgow International (b)

Gran Canaria

Kaunas

Krakow

Lamezia

Lanzarote

Leeds Bradford

Lisbon

Liverpool

London (Luton)

London (Stansted)

Madrid

Malaga

Malta

Manchester

Marrakech

Marseilles

Milan (Bergamo)

Palermo

Palma Mallorca

Paphos

Pescara

Pisa

Porto

Oslo (Rygge)

Rome (Ciampino)

Rome (Fiumicino)

Seville

Shannon

Stockholm (Skavsta)

Tenerife South

Thessaloniki

Trapani

Valencia

Warsaw (Modlin) (a)

Wroclaw

Zadar

(a)	In April 2014, Ryanair announced that it would open bases in Cologne, Gdansk and Warsaw Modlin.
(b)	In July 2014, Ryanair announced that it would operate a base in Glasgow International Airport.

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

During the 2014 fiscal year, Ryanair opened 121 new routes across its network. See “Risk Factors—Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great service. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, we use topical advertising, social media, press conferences and publicity stunts. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company. Currently, over 99% of such reservations and purchases are made through the website Ryanair.com. Ryanair is therefore not reliant on travel agents. See “—Strategy—Taking Advantage of the Internet” above for additional information.

In May 2012, Ryanair further upgraded its reservation system in order to facilitate the continued expansion of the airline. The upgraded system gives the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development. Under the agreement with the system provider, Navitaire, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in, priority boarding service and limited reserved seating since January 2012. Since October 2009, Ryanair has required Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. On April 1, 2014, the Company entered an agreement with Travelport who operate the Galileo and Worldspan GDS. The Company’s fares (except for the three lowest fare categories) will be distributed on the Galileo and Worldspan systems. Ryanair has negotiated an attractive per segment price and expects to sell tickets via travel agents at no commission to a mix of largely business/corporate travelers. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Aircraft

As of June 30, 2014, Ryanair had a principal fleet of 297 Boeing 737-800 aircraft and 5 additional leased aircraft acquired on short term leases for the summer of 2014 to provide extra capacity. The principal fleet was composed of 297 Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 297 Boeing 737-800s at March 31, 2014. The Company expects to have an operating fleet comprising approximately 426 Boeing 737-800s at March 31, 2019 depending on the level of lease returns/disposals.

Between March 1999 and March 2014, Ryanair took delivery of 348 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing and disposed of 51 such aircraft, including 25 lease handbacks.

Under the terms of the 2013 Boeing Contract, Ryanair has agreed to purchase the 180 new aircraft over a five year period from fiscal 2015 to 2019, with delivery beginning in September 2014. The new aircraft will benefit from a net effective price not dissimilar to that under the 2005 Boeing Contract which was approved by shareholders in 2005 and will be used on new and existing routes to grow Ryanair’s business.

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

At March 31, 2014, the average aircraft age of the Company’s Boeing 737-800 fleet was just over 5.5 years.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2014 Compared with Fiscal Year 2013—Ancillary Revenues” for additional information.

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

Ryanair primarily markets accommodation services and travel insurance through its website. For hotel and accommodation services, Ryanair has a contract with Hotelscombined PTY Ltd. (“Hotelscombined”), which operates a price comparison website, pursuant to which Hotelscombined handles all aspects of such services marketed through Ryanair’s website and pays a fee to Ryanair. Ryanair also has a contract with Bookings.com to market hotels during the booking process on its website and Ryanair receives a commission on these sales. In addition, Ryanair has a contract with Hertz, pursuant to which Hertz handles all car rental services marketed through Ryanair’s website or telephone reservation system.

Ryanair also sells bus and some rail tickets onboard its aircraft and through its website. In addition, Ryanair markets car parking, attractions and activities on its website, with the latter having gone on sale in-flight in spring 2012.

Ryanair sells gift vouchers on its website, which are redeemable online. In May 2009, Ryanair started to offer its passengers the possibility of receiving an SMS (text message) when booking, at a modest fee, to inform them of their flight confirmation details.

In April 2009, Ryanair signed a contract with Webloyalty International Ltd, which offers Ryanair’s customers who have a UK, German or French billing address a retail discount and cash-back program. A similar contract was signed in 2013 with LEV-8 for customers with billing addresses in Norway, Poland, Portugal and Sweden. In April 2011, Ryanair began to sell advertising on its boarding cards. In fiscal 2012, a boarding card redesign along with increased passenger volumes allowed for further growth in this area.

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

In fiscal year 2011, Ryanair began offering reserved seating in twenty-one extra legroom seats on each aircraft for a fee on certain routes and this feature was rolled out to all routes in fiscal year 2012. In February 2014, Ryanair introduced fully allocated seating on each of its flights. Passengers can pay a fee of €10 for seats located at the front of the aircraft, at the overwing exits and at the two rear rows of the aircraft. All other seats can be reserved for a fee of €5. In the event a passenger does not wish to purchase an allocated seat, a random seat will be allocated during the booking process.

In November 2013, the Company launched a new website which reduced the number of clicks to make a booking from 17 to 5. At the same time, the Company reduced the exposure of certain other ancillary products during the booking process on the website which had a negative impact on sales along with a reduction of certain penalty fees and charges at airports. The Company anticipates that the reduction in revenues arising from these changes will be offset by the increased revenues arising from allocated seating. See “Item 3 Key Information—Risk Factors—Ryanair May Not Achieve All of the Expected Benefits of its Recent Strategic Initiatives”.

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

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight, daily, and transit checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick), Bremen and Frankfurt (Hahn) facilities. Since December 2003, Ryanair has operated a hangar facility at its base at Glasgow (Prestwick) in Scotland, where both A-checks and C-checks are performed on the fleet of Boeing 737-800 aircraft. The facility performs up to four C-checks per week and Ryanair has recently opened a new C-check hangar facility in Kaunas, Lithuania where it carries out between one and two light C-checks per week, enabling Ryanair to perform all of the heavy maintenance that is currently required on its Boeing 737-800 fleet in-house. In January 2014, Ryanair opened another single bay hangar facility in Kaunas.

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

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services pursuant to a 10-year agreement with an option for a 10-year extension, which was signed in 2004 and subsequently extended for three years to November 30, 2017. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to the first 155 of Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or were scheduled to be delivered over the period through November 2012. Due to the fact that engines on recently delivered aircraft will not require a scheduled engine overhaul prior to the expiry of the current contract with GE, Ryanair has decided, at this time, not to take up its option to have engines delivered with aircraft after October 2010 covered by this contract. General Electric Engine Services mainly uses its Part 145-approved repair facility in Cardiff, Wales for this work, but also uses the KLM Part 145-approved facility in Amsterdam, and its Part 145-approved facility in Celma, Brazil. By contracting with experienced Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

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

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 30-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has an air safety committee to review and discuss air safety and related issues. Michael Horgan, a Company director, is the chairman of this committee and reports to the Board of Directors.

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

Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the Safety Alert Initial Report reporting program or to use the confidential reporting system, which is available online through Ryanair’s Crewdock system. The confidential reporting system affords flight crews the opportunity to report directly to the Flight Safety Officer any event, error, or discrepancy in flight operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management’s awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the UK CAA as an alternative confidential reporting channel.

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

As a result of rising airport charges and the introduction of an Air Travel Tax of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes), Ryanair reduced its fleet at Dublin airport to 13 during winter 2010 (down from 22 in summer 2008 and 20 in winter 2008). The introduction of the aforementioned €10 tax likely had a negative impact on the number of passengers traveling to and from Ireland. The Dublin Airport Authority (“DAA”) reported that passenger volumes declined by

25% from 30 million in 2007 to 23 million in 2012. Ryanair believes that this is partly reflective of the negative impact of the tax on Irish travel. Ryanair called for the elimination of the tax to stimulate tourism during the recession. Ryanair also complained to the European Commission about the unlawful differentiation in the level of the Irish Air Travel tax between routes within the EU. From April 2011, a single rate (€3) of the Air Travel Tax was introduced on all routes. In May 2011, the Irish Government announced that it would abolish the Air Travel Tax, and the tax was ultimately abolished on April 1, 2014. No assurance can be given that the tax will not be reintroduced in the future at similar levels or higher levels, which could have a negative impact on demand for air travel.

The Greek government planned to introduce similar taxes; however, it has now cancelled plans to introduce these taxes. The German government introduced an €8 passenger tax on January 1, 2011 for all departing domestic or short-haul passengers and a passenger tax of €25 for all departing passengers on flights bound for southern Europe and northern Africa. The €8 tax was reduced to €7.50 in January 2012. In addition, the Austrian government introduced an ecological air travel levy of €8 effective January 1, 2011. In July 2013, the regional Walloon Government in Belgium announced a €3 passenger travel tax from January 2014. However, the plan to introduce this tax was later abandoned. The Moroccan government has also introduced a similar tax (equivalent to approximately €9) from April 2014.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the U.K. Office of Fair Trading (“OFT”) and the Competition Commission, calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, which found that the common ownership by BAA of the three main airports in London negatively affected competition and that a “light touch” approach to regulating BAA by the Civil Aviation Authority adversely impacted competition. In March 2009, the Competition Commission ordered the break-up of BAA. In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. Following a delay caused by various appeals by the BAA, the BAA proceeded to sell Edinburgh Airport in April 2012, and Stansted airport to Manchester Airports Group plc in March 2013. Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. In May 2010 the BAA announced that it would not proceed with this £4 billion program. On January 10, 2014, the UK Civil Aviation Authority completed its regulatory investigation into market power determination for passenger airlines in relation to London (Stansted). It found that London (Stansted) did not enjoy substantial market power in the market for the provision of airport operation services to passenger airlines, and as such declined to continue to regulate the airport. On September 16, 2013, Ryanair announced that it had agreed a 10 year growth agreement with Manchester Airports Group plc, the owners of London (Stansted), in relation to an expansion of capacity at London (Stansted) in return for significant airport charge reductions for the incremental passenger volumes delivered. Once this 10 year growth deal expires, Ryanair may be subject to increased airport charges at London (Stansted) as the airport is no longer subject to regulation.

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

FUEL

The cost of jet fuel accounted for approximately 46% and 45% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2014 and 2013, respectively (in each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 0.3% and 1.0% of total fuel costs in the fiscal years ended March 31, 2014 and 2013, respectively). The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. As of July 25 2014, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2015 at prices equivalent to approximately $950 per metric ton. In addition, as of July 25, 2014, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 55% of its estimated requirements for the first half of the fiscal year ending March 31, 2016 at prices equivalent to approximately $950 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood of Adverse Impact to the Company’s Profitability” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2014 Compared with Fiscal Year 2013—Fuel and Oil.”

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors and officers liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described in “Risk Factors—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Impact on the Company’s Results of Operation”, which resulted from volcanic ash in the northern European airspace during April and May 2010.

The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks. In the immediate aftermath, aircraft liability war indemnities for amounts above $50 million were, in the absence of any alternative coverage, provided by the Irish Government at pre-September 11, 2001 levels of coverage on the basis of a per-passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged coverage to replace that provided by the government indemnity. The replacement insurance coverage operated on the basis of a per-passenger surcharge with an additional surcharge based on hull values. Ryanair’s insurers have indicated that the scope of the Company’s current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage. Ryanair to date has passed increased insurance costs on to passengers by means of a special “insurance levy” incorporated in each ticket.

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

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	1,370	1,649	Leasehold	Administration Offices and crew rooms
Concourse Building, Airside Business Park, Swords, Dublin	12,141	9,298	Freehold	New Corporate Headquarters
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Dublin Airport Business Park	955	749	Leasehold	Administration Offices (Leasehold terminated on 22 June 2014)
Phoenix House, Conyngham Road, Dublin	2,566	3,899	Freehold	Rental Property
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center and Administrative Offices
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Stansted Airport	375	375	Leasehold	Training Centre
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Skavsta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	10,052	10,052	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Kaunas Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance
Rygge Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance
Billund Airport (Hangar)	2,800	2,800	Leasehold	Aircraft Maintenance

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

Regulatory Authorities

Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Department of Transport, Tourism and Sport (“DTTAS”), the Irish Aviation Authority (“IAA”), the European Commission, and the European Aviation Safety Agency (“EASA”). Management believes that the present regulatory environment in Ireland and the EU is characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training, and equipment by the national and EU regulatory authorities.

Commission for Aviation Regulation “CAR”. The CAR is currently primarily responsible for deciding maximum airport charges only at Dublin Airport. See “—Airport Operations—Airport Charges” above.

The CAR also has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licenses under the provisions of EU Regulation 1008/2008 (formerly 2407/92). An operating license is an authorization permitting the holder to transport passengers, mail and/or cargo by air. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating license, Irish and EU regulations require that (i) the air carrier must be owned and continue to be owned directly or through majority ownership by EU member states and/or nationals of EU member states and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

Ryanair’s current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the IAA, which reviews the department’s audits, including flight audits, training audits, document audits, and quality audits. Ryanair’s current Air Operator Certificate No IE 7/94 was issued on January 28, 2014.

Irish Aviation Authority. The IAA is primarily responsible for the operational and regulatory function and services relating to the safety, security and technical aspects of aviation in Ireland. To operate in Ireland and the EU, an Irish air carrier is required to hold an air operator’s certificate granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an air operator’s certificate, with Ryanair’s ability to continue to hold its air operator’s certificate being subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

The IAA is also responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA’s regulatory authority include: air safety; aircraft certification; personnel licensing and training; maintenance, manufacture, repair, airworthiness, and operation of aircraft; implementation of EU legislation; aircraft noise; aviation security and ground services. Each of the Company’s aircraft is required to have a Certificate of

Airworthiness, which is issued by the IAA. The validity of Certificates of Airworthiness is subject to the review by the IAA. Each certificate is generally valid for a 12-month period. In March 2009, Ryanair received “Sub-Part (I) approval” from the IAA, which gives Ryanair the authority to extend the validity of its certificates, subject to certain record checks and physical aircraft inspections being performed by Ryanair’s quality department. The Company’s flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are subject to periodic inspections by the IAA. The IAA has broad regulatory and enforcement powers, including the authority to require reports; inspect the books, records, premises, and aircraft of a carrier; and investigate and institute enforcement proceedings. Failure to comply with IAA regulations can result in revocation of operating certification.

In July 1999, the IAA awarded Ryanair an air operator’s certificate, which is subject to routine audit and review, in recognition of Ryanair’s satisfaction of the relevant EU requirements for the operation of commercial air transport (“EU OPS 1”). The requirements of EU OPS 1 have been incorporated into European law as prescribed in Regulation (EEC) 3922/91 and were applied in full on July 16, 2008. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 3 Revision 9, was approved by the IAA on October 31, 2013.

Department of Transport, Tourism and Sport. The Department of Transport, Tourism and Sport (“DTTAS”) is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport.

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

The European Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No. 1592/2002 of the European Parliament and the Council of July 15, 2002, repealed by Basic Regulation (EC) 216-2008. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level. The EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness, maintenance and air crew issues within the EU member states.

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

European Commission. The European Commission is in the process of introducing an updated legislative package to its “single European sky policy,” called “SES2+”, which would lead to changes to air traffic management and control within the EU. The “single European sky policy” currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and use of the airspace and the inter-operability of the European air traffic management network. These regulations have recently been amended by the so-called “Single European Sky II” regulation (EU Regulation 1070/09), which focused on air traffic control (“ATC”) performance and extended the authority of EASA to include Airports and Air Traffic Management. The objective of the policy is to enhance safety standards and the overall efficiency of air traffic in Europe, as well as to reduce the cost of air traffic control services.

On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by regional airports based on its February 2004 finding in the Charleroi case, a decision that the EU Court of First Instance (“CFI”) has since annulled in December 2008. The guidelines only apply to publicly owned regional airports, and place restrictions on the incentives that these airports can offer airlines to deliver traffic. Ryanair believes that the CFI’s annulment of the Charleroi decision severely undermines these guidelines. In April 2014, the European Commission published final revised guidelines that better reflect the commercial reality of the liberalized air transport market, but still place restrictions on the incentives public airports can offer to airlines delivering traffic, when compared with the commercial freedom available to private airports.

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

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Similar competition laws apply at national level in EU member states. Ryanair is subject to the application of the general rules of EU competition law as well as specific rules on competition in the airline sector.

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and

Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of just over 5.5 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. See “—Aircraft” above for details on Ryanair’s fleet plan.

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

Emissions Trading. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The UK Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tonnes of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. For calendar year 2013, Ryanair emitted 7,649,120 tCO2, which equates to 0.094 tCO2 per passenger.

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

As a company, Ryanair believes in free market competition and that the imposition of aviation taxation would favor the less efficient flag carriers—which generally have smaller and older aircraft, lower load factors, and a much higher fuel burn per passenger, and which operate primarily into congested airports—and reduce competition. Furthermore, the introduction of a tax at a European level only would distort competition between airlines operating solely within Europe and those operating also outside of Europe. We believe that the introduction of such a tax would also be incompatible with international law.

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

Slots

Currently, the majority of Ryanair’s bases of operations have no “slot” allocation restrictions; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, EU law currently regulates the acquisition, transfer, and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system, allowing for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots legislation reflecting the principle of secondary trading, which is currently being negotiated by the EU institutions, and will not be finalized before the middle of 2014. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. There is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

From 1997 through June 30, 2014, Ryanair launched service on more than 1,600 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established 69 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 4.9 million in the 1999 fiscal year to approximately 81.7 million in the 2014 fiscal year. Ryanair had a principal fleet of 297 Boeing 737-800 aircraft and 5 additional leased aircraft acquired on short term leases for the summer of 2014 to provide extra capacity, and now serves approximately 186 airports.

Ryanair expects to have approximately 426 aircraft in its operating fleet by March 31, 2019. This is subject to lease handbacks and disposals over the period to March 31, 2019 meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 81.7 million passengers in the 2014 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased approximately 8% from 59,865.6 million in the 2013 fiscal year to 64,470.4 million in the 2014 fiscal year due primarily to an increase of approximately 7% in scheduled available seat miles (“ASMs”) from 72,829.9 million in the 2013 fiscal year to 77,916.5 million in the 2014 fiscal year. Scheduled passenger revenues decreased approximately 1% from €3,819.8 million in the 2013 fiscal year to €3,789.5 million in the 2014 fiscal year. Average booked passenger fare decreased from €48.20 in the 2013 fiscal year to €46.40 in the 2014 fiscal year.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 70% in the 2013 fiscal year and 72% in the 2014 fiscal year. Cost per passenger was €52.56 in the 2013 fiscal year and €53.61 in the 2014 fiscal year, with the increase primarily reflecting the higher fuel cost per passenger of €24.65 in the 2014 fiscal year, as compared to €23.79 in the 2013 fiscal year. Ryanair recorded operating profits of €718.2 million in the 2013 fiscal year and €658.6 million in the 2014 fiscal year. The Company recorded a profit after taxation of €569.3 million in the 2013 fiscal year and profit after taxation of €522.8 million in the 2014 fiscal year. Ryanair will take delivery of 11 Boeing 737-800 aircraft in 2015 fiscal year and expects that these deliveries, along with its plan to ground fewer aircraft in the winter of 2015 fiscal year and increased load factors will allow for an approximately 4% increase in fiscal 2015 traffic See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Decided to Seasonally Ground Aircraft.”

Investment in Aer Lingus

The Company owns 29.8% of Aer Lingus, which it acquired in fiscal years 2007, 2008 and 2009 at a total cost of €407.2 million. Following the approval of its shareholders, management proposed in the 2007 fiscal year to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds in June 2007. Ryanair’s management viewed the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believed that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa, Air France/KLM and British Airways/Iberia (now “International Airlines Group”). During the EU competition review, the Company made a commitment that if the acquisition was approved, Ryanair would eliminate Aer Lingus’ fuel surcharges and reduce its fares, which would have resulted in Aer Lingus passengers saving approximately €100 million per year. The Company was therefore disappointed by the European Commission’s decision to prohibit this offer. This decision was the first adverse decision taken in respect of any EU airline merger and the first-ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the CFI upheld the Commission’s decision.

In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. Aer Lingus appealed this decision before the CFI. This case was heard in July 2009 and on July 6, 2010 the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus under the European Merger Regulation. However, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares.

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

The United Kingdom’s Office of Fair Trading (“OFT”) wrote to Ryanair in September 2010, advising that it intended to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected on the basis that the OFT’s investigation was time-barred. Ryanair contended that the OFT had the opportunity, which it missed, to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit

Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is within time. On July 28, 2011, the Competition Appeal Tribunal ruled that the OFT was not time barred when it attempted in September 2010 to open an investigation into Ryanair’s 2006 acquisition of a minority non-controlling stake in Aer Lingus. Ryanair subsequently appealed the Competition Appeal Tribunal’s decision. On November 24, 2011, the UK Court of Appeal ordered a stay of the OFT’s investigation pending the Courts review of whether the OFT’s investigation was time barred. On May 22, 2012, the UK Court of Appeal found that the OFT was not time barred to investigate Ryanair’s minority stake in Aer Lingus in September 2010. Ryanair subsequently sought permission to appeal that ruling to the UK Supreme Court, but permission was refused. On June 15, 2012, the OFT referred the investigation of Ryanair’s minority stake in Aer Lingus to the UK Competition Commission. On August 28, 2013, the UKCC issued its final decision in which it stated that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland.” As a result of its findings, the UKCC ordered Ryanair to reduce its shareholding in Aer Lingus to below 5 percent of Aer Lingus’ issued ordinary shares. Ryanair appealed the UKCC’s final decision to the CAT on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 23, 2014, the CAT granted Ryanair permission to appeal the CAT’s judgment to the UK Court of Appeal. Should this appeal, or any subsequent appeal to the UK Supreme Court be unsuccessful, Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair believes that the enforcement of any such decision should be delayed until the outcome of Ryanair’s appeal against the European Commission’s February 2013 prohibition decision of Ryanair’s 2012 offer for Aer Lingus, as described below, and the conclusion of any appeals against the UKCC’s decision in the UK courts. However, it is possible that the UKCC will seek to enforce any such sell-down remedy at an earlier date.

On June 19, 2012, Ryanair made a third offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share. The timing of the offer was influenced by: (i) the continued consolidation of European airlines, and more recently the International Airlines Group (the parent company of British Airways) takeover of British Midland International, where the No. 1 airline at Heathrow was allowed to acquire the No. 2; (ii) the additional capacity available at Dublin airport following the opening of Terminal 2 and the decline in traffic from 23.3 million passengers per annum in 2007 to 18.7 million in 2011, has resulted in Dublin airport operating at approximately 50% capacity; (iii) the change in the Irish government policy since 2006 in that the Irish government indicated that it had decided to sell its stake in Aer Lingus; (iv) the fact that under the terms of the bailout agreement provided by the European Commission, European Central Bank and the International Monetary Fund to Ireland, the Irish government committed to sell its stake in Aer Lingus; (v) the fact that the ESOT (Employee Share Ownership Trust), which at the time of the unsuccessful 2006 offer controlled 15% of Aer Lingus, had been disbanded since December 2010 and the shares distributed to the individual members, with the result that Ryanair’s new offer was, in Ryanair’s view, capable of reaching over 50% acceptance either with or without government acceptance; and (vi) the fact that Etihad, an Abu Dhabi based airline, had recently acquired a 3% stake in Aer Lingus and had expressed an interest in buying the government’s 25% stake in Aer Lingus (the offer therefore provided Etihad or any other potential bidder the opportunity to purchase the government’s stake).

Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and to grow its traffic from 9.5 million to over 14.5 million passengers over a five year period post acquisition, by growing Aer Lingus’ short haul traffic at some of Europe’s major airports where Aer Lingus currently operates and Ryanair does not. Ryanair also intended to increase Aer Lingus’ transatlantic traffic from Ireland, which has fallen in recent years, by investing in operations. If the offer was accepted, the Irish government would have received €173 million in cash. The offer of €1.30 per share represented a premium of approximately 38% over the closing price of €0.94 for Aer Lingus shares as of June 19, 2012. The offer was conditional on competition approval by the European Commission. However, on February 27, 2013, the European Commission prohibited the acquisition by Ryanair of the remaining share capital of Aer Lingus. Ryanair appealed this prohibition to the EU General Court on May 8, 2013. A judgment in this appeal is expected in 2015.

The available-for-sale financial asset balance sheet value of €260.3 million reflects the market value of the Company’s stake in Aer Lingus as of March 31, 2014, as compared to a value of €221.2 million as of March 31, 2013. In accordance with the company’s accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over Aer Lingus. The increase in the amount of the available for sale financial asset from €221.2 million at March 31, 2013 to €260.3 million at March 31, 2014 is comprised of a gain of €39.1 million, recognized through other comprehensive income, reflecting the increase in Aer Lingus’ share price from €1.39 per share at March 31, 2013 to €1.64 per share at March 31, 2014. All impairment losses are required to be recognized in the income statement for investments in an equity instrument classified for available for sale and are not subsequently reversed, while gains are recognized through other comprehensive income. The investment had in prior periods been impaired to €0.50 per share.

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

(v) In 2007, 2009 and 2010, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 5% shareholder under Irish law);

(vi) On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair’s request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus’ annual general meeting; and

(vii) The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder… are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission’s finding has been confirmed by the European Union’s General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair’s shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010).

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

RECENT OPERATING RESULTS

The Company’s profit after tax for the quarter ended June 30, 2014 (the first quarter of the Company’s 2014 fiscal year) was €196.8 million, as compared to €78.1 million for the corresponding period of the previous year. The Company recorded an increase in operating profit, from €103.3 million in the first quarter of the 2014 fiscal year to €231.8 million in the recently completed quarter. Total operating revenues increased from €1,342.2 million in the first quarter of 2014 to €1,495.7 million in the first quarter of 2015. The increase in operating profit was primarily due to a 9% increase in average fares and a stronger load factor (up 4 points to 86%) and a 2% increase in total operating expenses. Operating expenses increased from €1,238.9 million in the first quarter of 2014 to €1,263.9 million in the first quarter of 2015, due primarily to the 2% decrease in fuel costs and an increase in other operating costs associated with a higher level of activity in line with the growth of the airline. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4,483.3 million at June 30, 2014 as compared with €3,592.7 million at June 30, 2013.

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

Long-lived Assets

As of March 31, 2014, Ryanair had €5.1 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Tax Audits

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is provided in full, using the balance sheet liability method on temporary differences arising from the tax basis of assets and liabilities and their carrying amount in the consolidated financial statements.

Social insurance, passenger taxes and sales taxes are recorded as a liability based on laws enacted in the jurisdictions to which they relate. Liabilities are recorded when an obligation has been incurred.

Ryanair reviews its tax obligations by jurisdiction regularly. There are many complexities and judgements in determining tax obligations due to the inherent complexity of tax law, the manner in which airline businesses are carried out whereby operations can begin and end in different jurisdictions and assumptions made about the timing and amount of individual balances to be included in financial statements and tax returns.

Ryanair has an internal tax group and takes professional advice on more complex matters in estimating its tax liabilities. Ryanair also deals extensively with revenue authorities in each jurisdiction in which it operates. Tax liabilities are based on the best estimate of the likely obligation at each reporting period. These estimates are subject to revision based on the outcome of tax audits and discussions with revenue authorities that can take several years to conclude.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2014	2013	2012
Total revenues	100%	100%	100%
Scheduled revenues	75.2	78.2	79.8
Ancillary revenues	24.8	21.8	20.2
Total operating expenses	86.9	85.3	84.5
Fuel and oil	40.0	38.6	36.3
Airport and handling charges	12.2	12.5	12.6
Route charges	10.4	10.0	10.5
Staff costs	9.2	8.9	9.5
Depreciation	7.0	6.7	7.0
Marketing, distribution and other	3.8	4.1	4.1
Maintenance, materials and repairs	2.3	2.5	2.4
Aircraft rentals	2.0	2.0	2.1

Operating profit	13.1	14.7	15.5
Net interest expense	(1.3)	(1.5)	(1.5)
Other income	0.0	0.1	0.3

Profit before taxation	11.8	13.3	14.3
Taxation	(1.4)	(1.6)	(1.7)

Profit after taxation	10.4	11.7	12.6

FISCAL YEAR 2014 COMPARED WITH FISCAL YEAR 2013

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €522.8 million in the 2014 fiscal year, as compared with a profit of €569.3 million in the 2013 fiscal year. This 8.2% decrease was primarily attributable to an increase in total operating expenses of 5.1%, and a 3.7% reduction in average fares, offset, in part, by strong ancillary revenues and increased traffic.

Scheduled revenues. Ryanair’s scheduled passenger revenues decreased 0.8%, from €3,819.8 million in the 2013 fiscal year, to €3,789.5 million in the 2014 fiscal year, primarily reflecting a decrease of 3.7% in average fares. The number of passengers booked increased 3.0%, from 79.3 million to 81.7 million, reflecting increased passenger volumes on existing routes and the successful launch of new bases at Athens, Thessaloniki, Brussels (Zaventem), Lisbon, Rome (Fiumicino), Catania, Lamezia and Palermo in the 2014 fiscal year. Booked passenger load factors increased to 83% in fiscal 2014 compared with 82% in fiscal 2013.

Passenger capacity during the 2014 fiscal year increased by 2.4% due to an increase in the average number of aircraft in the fleet. Scheduled passenger revenues accounted for 75.2 % of Ryanair’s total revenues for the 2014 fiscal year, compared with 78.2% of total revenues in the 2013 fiscal year.

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 17.2%, from €1,064.2 million in the 2013 fiscal year to €1,247.2 million in the 2014 fiscal year, while ancillary revenues per booked passenger increased to €15.27 from €13.43. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, administration/credit card fees, sales of rail and bus tickets, priority boarding, reserved seating, accommodation, travel insurance and car rental increased 21.6% to €1,012.4 million from €832.9 million in the 2013 fiscal year. Revenues from in-flight sales increased 6.8%, to €117.3 million from €109.8 million in the 2013 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, decreased 3.3%, from €121.5 million in the 2013 fiscal year to €117.5 million in the 2014 fiscal year, reflecting a combination of factors including an improved product mix and the implementation of a reserved seating system across the network. The rate of increase in ancillary revenues exceeded that of the increase in overall passengers booked.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2014		2013
	(in millions of euro, except percentage data)

Non-flight Scheduled	1,012.4	81.2%	€832.9	78.3%
In-flight Sales	117.3	9.4%	€109.8	10.3%
Internet-related	117.5	9.4%	€121.5	11.4%

Total	1,247.2	100.0%	€1,064.2	100.0%

Operating expenses. As a percentage of total revenues, Ryanair’s operating expenses increased from 85.3% in the 2013 fiscal year to 86.9% in the 2014 fiscal year. Total revenues increased by 3.1%, slower than the 5.1% increase in operating expenses. In absolute terms, total operating expenses increased 5.1%, from €4,165.8 million in the 2013 fiscal year to €4,378.1 million in the 2014 fiscal year, principally as a result of a 6.8% increase in fuel and oil costs from €1,885.6 million in the 2013 fiscal year to €2,013.1 million in the 2014 fiscal year, partially offset by the weakening of the U.K. pound sterling to the euro. Airport and handling charges, maintenance, materials and repairs and marketing, distribution and other costs decreased as a percentage of total revenues, while staff costs, depreciation, route charges and fuel and oil expenses increased and aircraft rental expenses stayed constant. Total operating expenses per passenger increased by 2.0%, with the increase reflecting, principally, the increase in passenger capacity during the 2014 fiscal year and the impact of the higher fuel costs.

The Company’s decision to ground aircraft did not have a material impact on the results of the Company for the year ended March 31, 2014 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft would have been lower than the operating costs associated with operating these aircraft, due to significantly higher fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant staff can be furloughed under the terms of their contracts without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair’s operating expenses (on a per-passenger basis) for the fiscal years ended March 31, 2014 and March 31, 2013 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2013	% Change
	€	€
Fuel and oil	24.65	23.79	3.6%
Airport and handling charges	7.56	7.71	(2.1%)
Route charges	6.39	6.14	4.1%
Staff costs	5.68	5.50	3.3%
Depreciation	4.31	4.16	3.6%
Marketing, distribution and other	2.36	2.50	(5.5%)
Maintenance, materials and repairs	1.42	1.52	(6.7%)
Aircraft rentals	1.24	1.24	0.3%

Total operating expenses	53.61	52.56	2.0%

Fuel and oil. Ryanair’s fuel and oil costs per passenger increased by 3.6%, while in absolute terms, these costs increased by 6.8% from €1,885.6 million in the 2013 fiscal year to €2,013.1 million in the 2014 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 6.8% increase reflected a 3.0% increase in average fuel prices paid and the impact of a 7.6% increase in the number of hours flown, which were offset in part by a lower fuel burn across the fleet. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased 3.0% from €2.38 per U.S. gallon in the 2013 fiscal year to €2.45 per U.S. gallon in the 2014 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Airport and handling charges and route charges. Ryanair’s airport and handling charges per passenger decreased 2.1% in the 2014 fiscal year, while route charges per passenger increased 4.1%. In absolute terms, airport and handling charges increased 0.9%, from €611.6 million in the 2013 fiscal year to €617.2 million in the 2014 fiscal year, reflecting the overall growth in passenger volumes, increased charges in Spain, and a quadrupling of ATC charges in Italy during the summer, partially offset by the mix of new route and bases launched and the weakening of U.K. pound sterling against the euro. In absolute terms, route charges increased 7.3%, from €486.6 million in the 2013 fiscal year, to €522.0 million in the 2014 fiscal year, primarily as a result of the 2% increase in sectors flown.

Staff costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, increased 3.3% on a per-passenger basis, while in absolute terms, these costs increased 6.4%, from €435.6 million in the 2013 fiscal year to €463.6 million in the 2014 fiscal year. The increase in absolute terms was primarily attributable to a 7.6% increase in hours flown and a pay increase of 2.0% granted in fiscal 2014, partially offset by the weakening of U.K. pound sterling against the euro.

Depreciation. Ryanair’s depreciation per passenger increased by 3.6%, while in absolute terms these costs increased 6.7% from €329.6 million in the 2013 fiscal year to €351.8 million in the 2014 fiscal year. The increase was primarily attributable to the increase in the average number of owned aircraft in the fleet in the 2014 fiscal year (246) compared to the 2013 fiscal year (242) and spare engines purchased during the year. See “—Critical Accounting Policies—Long-lived Assets” above.

Marketing, distribution and other expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased 5.5% on a per-passenger basis in the

2014 fiscal year, while in absolute terms, these costs decreased 2.6%, from €197.9 million in the 2013 fiscal year to €192.8 million in the 2014 fiscal year, with the overall decrease primarily reflecting the reduced marketing spend per passenger and lower ancillary revenue costs.

Maintenance, materials and repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance, provision for leased aircraft and the overhaul of spare parts, decreased 6.7% on a per-passenger basis, while in absolute terms these expenses decreased by 3.8% from €120.7 million in the 2013 fiscal year to €116.1 million in the 2014 fiscal year. The decrease in absolute terms during the fiscal year reflected improved terms on lease extensions, offset in part by costs arising from the increased level of activity.

Aircraft rentals. Aircraft rental expenses amounted to €101.5 million in the 2014 fiscal year, a 3.4% increase from the €98.2 million reported in the 2013 fiscal year, reflecting the negative impact of higher lessor financing costs and the adverse impact of changes in the euro/dollar exchange rate.

Operating profit. As a result of the factors outlined above, operating profit decreased 11.0% on a per-passenger basis in the 2014 fiscal year, and also decreased in absolute terms, from €718.2 million in the 2013 fiscal year to €658.6 million in the 2014 fiscal year.

Finance expense. Ryanair’s interest and similar charges decreased 16.2%, from €99.3 million in the 2013 fiscal year to €83.2 million in the 2014 fiscal year, primarily due to lower interest rates and reduced level of debt in the 2014 fiscal year compared to the 2013 fiscal year. These costs are expected to increase in future periods as Ryanair further expands its fleet.

Finance income. Ryanair’s interest and similar income decreased 39.8%, from €27.4 million in the 2013 fiscal year to €16.5 million in the 2014 fiscal year, reflecting lower interest rates and gross cash balances, partially offset by increased dividend income from Aer Lingus shares received in the 2014 fiscal year.

Foreign exchange gains/losses. Ryanair recorded foreign exchange losses of €0.5 million in the 2014 fiscal year, as compared with foreign exchange gains of €4.6 million in the 2013 fiscal year, with the different result being primarily due to the negative impact of changes in the euro exchange rate against the U.K. pound sterling.

Taxation. The effective tax rate for the 2014 fiscal year was 11.6%, as compared to an effective tax rate of 12.5% in the 2013 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax provision of €68.6 million in the 2014 fiscal year, compared with a tax provision of €81.6 million in the 2013 fiscal year, with the decrease primarily reflecting lower pre-tax profits. The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

FISCAL YEAR 2013 COMPARED WITH FISCAL YEAR 2012

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €569.3 million in the 2013 fiscal year, as compared with a profit of €560.4 million in the 2012 fiscal year. This 1.6% increase was primarily attributable to an increase in revenues driven by a 4.3% increase in average fares and a 20.1% increase in ancillary revenues, partially offset by a 18.3% increase in fuel and oil costs from €1,593.6 million to €1,885.6 million. The result in fiscal 2012 included €57.8 million, net of tax, relating to a one off release of ticket sales revenue due to a change in accounting estimates arising in enhancements to Ryanair’s revenue accounting system.

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

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 20.1%, from €886.2 million in the 2012 fiscal year to €1,064.2 million in the 2013 fiscal year, while ancillary revenues per booked passenger increased to €13.43 from €11.69. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, administration/credit card fees, sales of rail and bus tickets, priority boarding, reserved seating, accommodation, travel insurance and car rental increased 23.0% to €832.9 million from 677.4 million in the 2012 fiscal year. Revenues from in-flight sales increased 2. 8%, to €109.8 million from €106.7 million in the 2012 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 19.0%, from €102.1 million in the 2012 fiscal year to €121.5 million in the 2013 fiscal year. The rate of increase in revenues from all ancillary revenue categories exceeded that of the increase in overall passengers booked.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2013		2012
	(in millions of euro, except percentage data)

Non-flight Scheduled	€832.9	78.3%	€677.4	76.4%
In-flight Sales	€109.8	10.3%	€106.7	12.0%
Internet-related	€121.5	11.4%	€102.1	11.5%

Total	€1,064.2	100.0%	€886.2	100.0%

Operating expenses. As a percentage of total revenues, Ryanair’s operating expenses increased from 84.5% in the 2012 fiscal year to 85.3% in the 2013 fiscal year, as total revenues increased by 11.2%, slower than the 12.4% increase in operating expenses. In absolute terms, total operating expenses increased 12.4%, from €3,707.0 million in the 2012 fiscal year to €4,165.8 million in the 2013 fiscal year, principally as a result of an 18.3% increase in fuel and oil costs from €1,593.6 million in the 2012 fiscal year to €1,885.6 million in the 2013 fiscal year. Staff costs, depreciation, aircraft rental expenses, route charges, airport handling charges and marketing, distribution and other costs decreased as a percentage of total revenues, while maintenance and fuel and oil expenses increased. Total operating expenses per passenger increased by 7.5%, with the increase reflecting, principally, the increase in passenger capacity during the 2013 fiscal year and the impact of the higher fuel costs.

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

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2012	% Change
	€	€
Fuel and oil	23.79	21.02	13.2%
Airport and handling charges	7.71	7.31	5.6%
Route charges	6.14	6.08	1.1%
Staff costs	5.50	5.47	0.4%
Depreciation	4.16	4.08	2.0%
Marketing, distribution and other	2.50	2.37	5.2%
Maintenance, materials and repairs	1.52	1.37	11.0%
Aircraft rentals	1.24	1.20	3.5%

Total operating expenses	52.56	48.90	7.5%

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

Airport and handling charges and route charges. Ryanair’s airport and handling charges per passenger increased 5.6%, while route charges per passenger increased 1.1% in the 2013 fiscal year. In absolute terms, airport and handling charges increased 10.4%, from €554.0 million in the 2012 fiscal year, to €611.6 million in the 2013 fiscal year, reflecting the overall growth in passenger volumes and higher charges at Dublin and London (Stansted) airports, partially offset by lower average costs at Ryanair’s newer airports and bases. In absolute terms, route charges increased 5.7%, from €460.5 million in the 2012 fiscal year to €486.6 million in the 2013 fiscal year, primarily as a result of the 4.7% increase in sectors flown.

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

Depreciation. Ryanair’s depreciation per passenger increased by 2.0%, while in absolute terms these costs increased 6.6% from €309.2 million in the 2012 fiscal year to €329.6 million in the 2013 fiscal year. The increase was primarily attributable to the addition of 11 owned aircraft to the fleet during the 2013 fiscal year. See “—Critical Accounting Policies—Long-lived Assets” above.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets could Negatively Impact Ryanair’s Ability to

Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2014 and 2013 of €3,241.7 million and €3,559.0 million, respectively. The decrease at March 31, 2014 primarily reflects cash generated from operating activities of €1,044.6 million, which was offset by the cash used to fund the purchase of 69.5 million Ordinary Shares via a share buy-back costing €481.7 million, as well as the purchase of property, plant, and equipment—primarily pre-delivery payments on new Boeing 737-800 aircraft, spare engines and the repayment of €390.8 million of borrowings. Cash and liquid resources included €13.3 million and €24.7 million in “restricted cash” held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2014 and 2013, respectively. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company’s net cash inflows from operating activities in the 2014 and 2013 fiscal years amounted to €1,044.6 million and €1,023.5 million, respectively. The €21.1 million increase in net cash flows from operating activities for fiscal year 2014 compared to fiscal year 2013 was principally due to a number of factors including an increase in accrued expenses. This movement, which primarily relates to cash received in advance for flights, and receipt of other receivables and increases in other payables balances, generated €133.9 million in cash in 2014, compared with €67.4 million in 2013. This increase in net cash generated from working capital of €66.5 million, or approximately 98.7%, is primarily due to the an increase in cash receipts from advance bookings, some of which is due to the timing of Easter which fell in April 2014.

During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax, as well as share buy-backs of €549.2 million and the payment of a €491.5 million special dividend to shareholders. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

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

The Company’s net cash inflows from investing activities in fiscal year 2014 totaled €300.7 million, primarily reflecting, as compared to fiscal year 2013, the Company’s decreased investment of cash with maturities of greater than three months, as described in more detail below

The Company’s net cash used in investing activities in fiscal years 2013 and 2012 totaled €1,821.5 million and €185.4 million, respectively, primarily reflecting the Company’s capital expenditures, and increased investment of cash with maturities of greater than three months, as described in more detail below.

Net cash used in financing activities totaled €856.1 million in the 2014 fiscal year, largely reflecting the repayments of long-term borrowings of €390.8 million and shares purchased under a share buy-back program of €481.7 million, offset in part by shares issued of €16.4 million. Net cash used in financing activities totaled €669.4 million in fiscal year 2013. This was due to the receipt of proceeds from long term borrowings of €234.6 million and shares issued of €21.4 million, offset in part by repayments of long-term borrowings of €366.4 million, the payment of a €491.5 million dividend and shares purchased under a share buy-back program of €67.5 million.

The Company experienced a net cash outflow from financing activities of €154.9 million in fiscal year 2012. This was due to the receipt of proceeds from long term borrowings of €292.3 million being more than offset by repayments of long-term borrowings of €329.7 million and the expenditure of €124.6 million under the share buy-back program.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2014 and 2013 were €505.8 million and €310.7 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2014, Ryanair had a fleet of 297 Boeing 737-800 aircraft, the majority of which (210 aircraft) were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (30 of the aircraft in the fleet as of March 31, 2014) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2014). Of Ryanair’s total fleet of 297 Boeing 737-800 aircraft at March 31, 2014 there were 51 aircraft which were financed through operating lease arrangements. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2015 fiscal year.

The Company’s net cash outflows for capital expenditures in fiscal year 2012 was €290.4 million. Of the 25 new Boeing 737-800 aircraft which Ryanair took delivery of between April 1, 2011 and March 31, 2012, 11 were financed through sale-and-leaseback financings and the remainder through Ex-Im Bank guaranteed-financing.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company pursuant to the 2013 Boeing Contract:

Fiscal Year End	Mar 31, 2014	Mar 31, 2015	Mar 31, 2016	Mar 31, 2017	Mar 31, 2018	Mar 31, 2019	Summary
Opening Fleet	305	297	308	343	371	403	305
Aircraft delivered	0	11	40	50	50	29	180
Planned lease returns/disposals	(8)	—	(5)	(22)	(18)	(6)	(59)

Closing Fleet	297	308	343	371	403	426	426

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €3,083.6 million at March 31, 2014 and €3,498.3 million at March 31, 2013, with the change being primarily attributable to the repayment of existing debt facilities. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2014. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on, the Company’s borrowings.

At March 31, 2014, the majority of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed seven aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 34% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, with the interest rate exposure from these loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with maturities between seven and twelve years in respect of approximately 66% of its outstanding debt financing at March 31, 2014 and of this total approximately 48% of this debt has been partially swapped, with the relevant swaps covering the first seven years of the twelve-year amortizing period.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2014. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2014	EUR	EUR
	Fixed	Floating
	(in millions of euro)

Borrowing profile before swap transactions	945.1	2,138.5
Interest rate swaps – Debt swapped from floating to fixed	1,098.9	(1,098.9)

Borrowing profile after swap transactions	2,044.0	1,039.6

The weighted-average interest rate on the cumulative borrowings under these facilities of €3,083.6 million at March 31, 2014 was 2.49%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. In addition, as a result of the Company obtaining a BBB+ (stable) credit rating from Standard & Poor’s and Fitch Ratings and following Ryanair’s recent issuance in June 2014 of an unsecured eurobond in the amount of €850.0 million with a coupon of 1.875% with a tenor of 7 years that are guaranteed by Ryanair Holdings, the Company may decide in the future to issue additional debt from through the capital markets to finance future aircraft deliveries. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise).

As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 210 aircraft delivered and remaining in the fleet as of March 31, 2014 rests with a number of United States special purpose vehicles (the “SPVs”). The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

These Aircraft are financed using a standard Ex-Im Bank “orphan” ownership structure. The shares of the SPVs (which are owned by an unrelated charitable association and not by Ryanair) are in turn pledged to a security trustee in favor of Ex-Im Bank and the lenders. Ryanair operates each of the aircraft pursuant to a finance lease it has entered into with the SPVs, the terms of which mirror those of the relevant loans under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under IFRS. Ryanair does not use special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair’s consolidated financial statements. In addition to its purchase option under the finance lease, Ryanair is entitled to receive the balance of any proceeds received in respect of the aircraft that remain after Ex-Im Bank and the lenders are paid what they are owed under the loan guarantees.

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

At March 31, 2014, Ryanair had 51 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 18 leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining 33 operating leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 34 of the 51 remaining operating lease aircraft as at March 31, 2014 on pre-determined terms. This includes 3 operating lease arrangements which are due to mature during the year ended March 31, 2015 but have been extended for a further 7 years. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Six aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

Since, under each of the Company’s operating leases, the Company has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe, engine maintenance checks and restitution of major life limited parts by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

Ryanair recently obtained a BBB+ (stable) corporate rating from both Standard & Poor’s and Fitch Ratings and established a €3 billion EMTN program. In June 2014, Ryanair issued €850.0 million in unsecured eurobonds with a 7 year tenor at a coupon of 1.875% under this program that are guaranteed by Ryanair Holdings. The Company intends to use the proceeds from this issuance for general corporate purposes, including the financing of aircraft.

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2014. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above, and do not reflect the €850.0 million in eurobonds issued in June 2014. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.3788 =€1.00 (based on the European Central Bank Rate on March 31, 2014). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor described below. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

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

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(in millions of euro)

Long-term Debt (a)	2,366.8	352.7	334.4	908.3	771.4
Finance Lease Obligations	716.8	115.2	49.8	369.2	182.6
Purchase Obligations (b)	10,246.7	626.2	2,277.0	7,343.5	—
Operating Lease Obligations	472.7	118.7	89.9	202.2	61.9
Future Interest Payments (c)	281.6	68.4	57.3	103.5	52.4

Total Contractual Obligations	€14,084.6	€1,281.2	€2,808.4	€8,926.7	€1,068.3

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 11 and Note 23 to the consolidated financial statements included in Item 18.
(b)	These are noted at a non-discounted “list” price.
(c)	In determining an appropriate methodology to estimate future interest payments we have applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

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

Guarantees. Ryanair Holdings has provided an aggregate of €4,805.4 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2013 Boeing Contract which total approximately $14.1 billion at list prices and which became effective following Ryanair Holdings shareholder approval at an extraordinary general meeting on June 18, 2013. In addition, Ryanair Holdings guarantees the €850.0 million eurobond issuance in June 2014 (maturing in June 2021).

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

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2014.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of July 25, 2014:

Name	Age	Positions
David Bonderman (a)(b)	71	Chairman and Director
Michael Horgan (d)	77	Director
Charles McCreevy (c)	64	Director
Declan McKeon (c)	63	Director
Kyran McLaughlin (a)(b)	70	Director
Dick Milliken (c)	63	Director
Michael O’Leary (a)(b)(f)	53	Director and CEO
Julie O’Neill (e)	59	Director
James Osborne (a)(e)	65	Director
Louise Phelan (e)	47	Director

(a)	Member of the Executive Committee.
(b)	Member of the Nomination Committee.
(c)	Member of the Audit Committee.
(d)	Member of the Air Safety Committee.
(e)	Member of the Remuneration Committee.
(f)	Mr. O’Leary is also the chief executive officer of Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the Board of Directors since December 1996. Mr. Bonderman also serves on the Boards of the following public companies: Caesars Entertainment Corporation and CoStar Group, Inc. He also serves on the Supervisory Board for VTB Bank. In addition, he serves on the Boards of The Wilderness Society, the Grand Canyon Trust, and the American Himalayan Foundation and is a U.S. citizen.

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

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin also serves as a director of a number of other Irish private companies and is an Irish citizen.

R.A. (Dick) Milliken (Director). Dick Milliken has served as a director since July 2013. Mr. Milliken is a former CFO of the Almac Group and former CEO of Lamont plc. A qualified Chartered Accountant, Mr. Milliken serves as a director of Bank of Ireland Mortgage Bank, NI Science Park Foundation and a number of private companies. Mr. Milliken is a graduate of Queens University Belfast, a Fellow of the Institute of Chartered Accountants in Ireland and former Council member. He is a British citizen.

Michael O’Leary (Executive Director). Michael O’Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O’Leary was appointed chief executive officer of Ryanair in 1994 and is an Irish citizen.

Julie O’Neill (Director). Julie O’Neill has served as a director since December 2012. Ms. O’Neill served as Secretary General of the Department of Transport, Ireland from 2002 to 2009 and, in a career that spanned 37 years in the Irish public service, worked in strategic policy development and implementation in eight Government Departments. She is now an independent strategic management consultant and serves as a director of Permanent TSB plc and the Irish Museum of Modern Art. She is a board member of the Sustainable Energy Authority of Ireland and also chairs the audit committee of Trinity College Dublin and is an Irish citizen.

James Osborne (Director). James Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair Ltd., since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He is also a former Chairman of Independent News and Media plc and a director of James Hardie Industries plc. He also serves as a director of a number of Irish private companies and is an Irish citizen.

Louise Phelan (Director). Louise Phelan has served as a director since December 2012. Ms. Phelan is VP for PayPal Global Operations Europe Middle East and Africa (EMEA), leading over 2,000 people in Dublin, Dundalk and Berlin. Ms. Phelan is the current President of the American Chamber of Commerce in Ireland and a prominent member of the Dublin Chamber of Commerce Ireland, CCMA Ireland, the Women’s Executive Network (WXN), and is an Irish citizen.

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

Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Messrs. McKeon, McCreevy and Milliken are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent non-executive director, Mr. McKeon, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

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

Air Safety Committee. The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The Air Safety Committee is composed of Mr. Horgan and Howard Millar, Chief Financial Officer and Accountable Manager for Safety (who both act as co-chairman), as well as the following executive officers of Ryanair: Messrs. Hickey, O’Brien and Wilson and the Chief Pilot, Ray Conway.

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

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election as their terms expire. Accordingly the terms of David Bonderman, James Osborne and Michael O’Leary will have expired and they will be eligible to offer themselves for re-election at the next annual general meeting of Ryanair. In addition, Michael Cawley, who was Ryanair’s Chief Operating Officer up to March 2014, will also offer himself for appointment to the Board of Directors at the next Annual General Meeting, which is scheduled to be held on September 25, 2014.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

•	The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

•	The Company is exempt from NASDAQ’s requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the “Irish Listing Rules”) governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related-party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ’s audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

•	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the NASDAQ rules, whether shareholder approval is required for such transactions depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

•	NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Acts. Details of our annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Acts and the Company’s Articles of Association. ADS holders may provide instructions to The Bank of New York, as depositary, as to the voting of the underlying Ordinary Shares represented by such ADSs. Alternatively, ADS holders may convert their holding to Ordinary Shares, subject to compliance with the nationality ownership rules, in order to be eligible to attend our annual general meetings or other shareholder meetings.

•	NASDAQ requires that all members of a listed company’s Nominating Committee be independent directors, unless the Company, as a foreign private issuer, provides an attestation of non-conforming practice based upon home country practice and then discloses such non-conforming practice annually in its Form 20-F. As permitted by the UK Corporate Governance Code, Michael O’Leary, the Company’s Chief Executive Officer, serves as a member of the Company’s Nominating Committee.

The Company also follows certain other practices under the UK Corporate Governance Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The Board of Directors has determined that each of the Company’s nine non-executive directors is “independent” under the standards set forth in the UK Corporate Governance Code. Under the UK Corporate Governance Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 5605(a)(12). Instead, the Board of Directors determines whether the director is “independent in character and judgment,” and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. Under the UK Corporate Governance Code, the Board of Directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The UK Corporate Governance Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company’s advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years. In determining that each of the nine non-executive directors is independent under the UK Corporate Governance Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne and Horgan. The Board has considered Kyran McLaughlin’s independence given his role as Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Davy Stockbrokers are one of Ryanair’s corporate brokers and provide corporate advisory services to Ryanair from time to time. The Board has considered the fees paid to Davy Stockbrokers for these services and believe that they are immaterial to both Ryanair and Davy Stockbrokers given the size of each organisation’s business operations and financial results. Having considered this relationship, the Board has concluded that Kyran McLaughlin continues to be an independent non-executive director within the spirit and meaning of the 2012 Code Rules. The Board has also considered the independence of David Bonderman given his shareholding in Ryanair Holdings plc. As at March 31, 2014, David Bonderman had a beneficial shareholding in the Company of 7,655,671 ordinary shares, equivalent to 0.55% of the issued share capital. Having considered this shareholding in light of the number of issued shares in Ryanair Holdings plc and the financial interest of the director, the Board has concluded that the interest is not so material as to breach the spirit of the independence rule contained in the 2012 Code. The Board has further considered the independence of Messrs. David Bonderman, James Osborne, Kyran McLaughlin and Michael Horgan as they have each served more than nine years on the Board. The Board considers that each of these directors is independent in character and judgment as they either have other significant commercial and professional commitments and/or brings his own level of senior experience gained in their fields of international business and professional practice. When arriving at this decision, the Board has taken into account the comments made by the Financial Reporting Council in their report dated December, 2009 on their review of the impact and effectiveness of the Code, in particular their comment that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration should be that the Board is fit for purpose. For these reasons, and also because each director’s independence is considered annually by the Board, the Board considers it appropriate that these directors have not been offered for annual re-election as is recommended by the 2012 Code. When arriving at the decision that these directors are nonetheless independent, the Board of Directors has taken into account the comments made by the Financial Reporting Council in its report dated December 2009 on its review of the impact and effectiveness of the UK Corporate Governance Code. The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the NASDAQ rules.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at June 30, 2014:

Name	Age	Position

Michael Hickey	51	Group Director of Operations
Kenny Jacobs	40	Chief Marketing Officer
Juliusz Komorek	36	Director of Legal & Regulatory Affairs; Company Secretary
Howard Millar	53	Deputy Chief Executive; Chief Financial Officer
David O’Brien	50	Chief Commercial Officer
Michael O’Leary	53	Director and Chief Executive Officer
Edward Wilson	50	Director of Personnel and In-flight

Michael Hickey (Group Director of Operations). Michael was appointed as Group Director of Operations in January 2014 having held the position of Director of Engineering since January 2000. Michael who has an MSC in Air Safety Management from City University in London is a licensed aircraft engineer and holds an EASA private pilot’s license. He has held a wide range of senior positions within the Engineering Department since he joined Ryanair in 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

Kenny Jacobs (Chief Marketing Officer). Kenny Jacobs was appointed Chief Marketing Officer in January 2014. He is responsible for sales, marketing and customer service at Ryanair. Previously Kenny was CMO for Moneysupermarket plc. which has a set of digital brands saving consumers money on insurance, finance, energy and travel. Kenny has spent most of his career in retail with Tesco PLC as marketing director in Tesco Ireland and brand director for Tesco UK. Prior to that he worked for German retailer Metro Group GmbH in various roles in marketing and IT in Europe and Asia.

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

Howard Millar (Deputy Chief Executive; Chief Financial Officer). Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair from March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, the largest integrated dairy food processing company in the world, in Riyadh, Saudi Arabia, from 1988 to 1992. On June 30, 2014, the Company announced that Howard has decided to step down from his full-time executive role on December 31, 2014 to pursue other career opportunities; Howard has been invited to join the board of directors of Ryanair after he steps down as a full-time executive. The current Finance Director Neil Sorahan has been appointed Chief Financial Officer with effect from October 1, 2014.

David O’Brien (Chief Commercial Officer). David O’Brien was appointed Chief Commercial Officer in January 2014 having previously served as Ryanair’s Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

Michael O’Leary (Chief Executive Officer). Michael O’Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O’Leary was appointed chief executive officer of Ryanair in 1994.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the nine sitting non-executive directors and seven executive officers named above in the 2014 fiscal year was €6.8 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below

Each of Ryanair Holdings’ nine non-executive directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board receives a fee of €100,000 per annum. Prior to the 2014 fiscal year, Mr. Bonderman had waived his entitlement to receive remuneration. The additional remuneration paid to Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Air Safety Committee.

For further details of stock options that have been granted to the Company’s employees, including the executive officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O’Leary

Mr. O’Leary’s current employment agreement with the Company is dated July 1, 2002 and can be terminated by either party upon 12 months’ notice. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of €968,425, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary is also eligible for annual bonuses as determined by the Board of Directors of the Company; the amount of such bonuses paid to Mr. O’Leary in the 2014 fiscal year totaled €783,000. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

STAFF AND LABOR RELATIONS

The following table sets forth the details of Ryanair’s team at each of March 31, 2014, 2013 and 2012:

	Number of Staff at March 31,
Classification	2014		2013	2012
Management	105		99	99
Administrative	290		282	280
Maintenance	139		139	138
Ground Operations	220		229	243
Pilots	2,665		2,625	2,429
Flight Attendants	5,573	*	5,763	5,199

Total	8,992		9,137	8,388

*	Decrease on prior year due to lower aircraft in operation in March 2014 and cabin crew staff being furloughed.

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

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2014, the average age of Ryanair’s pilots was 35 years and their average period of employment with Ryanair was 5.2 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots through the use of contract agencies. These contract pilots are included in the table above. In addition, Ryanair has also been able to satisfy its needs for additional flight attendants through the use of contract agencies. These contract flight attendants are included in the table above.

Ryanair has a licensed approved organization in Holland to operate pilot training courses using Ryanair’s syllabus, in order to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered a position operating on Ryanair aircraft. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

Ryanair’s crews earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2014 fiscal year, such productivity-based incentive payments accounted for approximately 44% of an average flight attendant’s total earnings and approximately 32% of the typical pilot’s compensation. Pilots at 65 out of Ryanair’s 69 bases are covered by four or five year agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2014 and 2019. Cabin crew at all Ryanair bases are also party to long term collective agreements on pay, allowances and rosters which expire March 2017. In March 2013, Ryanair agreed to increase the pay of pilots and cabin crew in accordance with the terms of individual base agreements. Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle and 900 flight-hours per fiscal year. For the 2014 fiscal year, the average flight-hours for Ryanair’s pilots amounted to approximately 68 hours per month and approximately 812 hours for the complete year, an approximately 2% increase on the previous fiscal year. If more stringent regulations on flight hours were to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

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

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2014, there were 1,384,203,806 Ordinary Shares outstanding. As of that date, 112,316,349 ADRs, representing 561,581,745 Ordinary Shares, were held of record in the United States by 55 holders, and represented in the aggregate 40.57% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2014, June 30, 2013 and June 30, 2012, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2014		As of June 30, 2013		As of June 30, 2012
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company	230,832,565	16.7%	190,022,595	13.4%	239,479,390	16.6%
Baillie Gifford	79,001,583	5.7%	71,863,457	5.0%	52,883,746	3.7%
BlackRock Inc.	70,993,234	5.1%	68,532,811	4.8%	74,688,280	5.2%
Manning and Napier	Not Reportable	n/a	48,194,525	3.4%	85,044,870	5.9%
Michael O’Leary	51,381,256	3.7%	51,081,256	3.6%	51,081,256	3.5%

As of June 30, 2014, the directors and executive officers of Ryanair Holdings as a group owned 59,739,183 Ordinary Shares, representing 4.3% % of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein. Each of our shareholders has identical voting rights with respect to its Ordinary Shares.

As of March 31, 2014, there were 1,383,237,668 Ordinary Shares outstanding.

Based on information available to Ryanair Holdings plc, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2014, March 31 2013 and March 31, 2012.

	As of March 31, 2014		As of March 31, 2013		As of March 31, 2012
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company	230,917,315	16.7%	191,997,595	13.3%	275,514,695	18.9%
Baillie Gifford	77,578,902	5.6%	70,323,718	4.9%	Not Reportable	n/a
BlackRock Inc.	75,178,344	5.4%	66,399,232	4.6%	66,163,716	4.5%
Manning and Napier	Not Reportable	n/a %	59,095,500	4.1%	73,249,220	5.0%
Michael O’Leary	51,081,256	3.7%	51,081,256	3.5%	51,081,256	3.5%
Standard Life	44,213,767	3.2%	Not Reportable	n/a	Not Reportable	n/a

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of senior management and the board of directors as disclosed in note 27 to the consolidated financial statements) as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2014 or in the period from March 31, 2014 to the date hereof.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to “Item 18. Financial Statements.”

OTHER FINANCIAL INFORMATION

Legal Proceedings

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any of such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below.

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

The European Commission issued its decision on February 12, 2004. As regards to the majority of the arrangements between Ryanair, the airport and the region, the European Commission found that although they constituted state aid, they were nevertheless compatible with the EC Treaty provisions and therefore did not require repayment. However, the European Commission also found that certain other arrangements did constitute illegal state aid and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. On April 20, 2004, the Walloon Region wrote to Ryanair requesting repayment of such state aid, although it acknowledged that Ryanair could offset against the amount of such state aid certain costs incurred in relation to the establishment of the base, in accordance with the European Commission’s decision. Ryanair made the requested repayment.

On May 25, 2004, Ryanair appealed the decision of the European Commission to the Court of First Instance (“CFI”), requesting the court to annul the decision because:

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

In March 2008, Ryanair had its hearing before the CFI, and in December 2008, the CFI annulled the European Commission’s decision. Ryanair was repaid the €4.0 million that the Commission had claimed was illegal state aid. The Belgian government has also withdrawn a separate €2.3 million action against Ryanair arising from the European Commission’s decision.

In January 2010, the European Commission concluded that the financial arrangements between Bratislava airport in Slovakia and Ryanair do not constitute state aid within the meaning of EU rules, because these arrangements were in line with market terms. In July 2012, the European Commission similarly concluded that the financial arrangements between Tampere airport in Finland and Ryanair do not constitute state aid. In February 2014, the European Commission decided that the financial arrangements between Aarhus, Berlin (Schönefeld) and Marseille airports, and Ryanair, did not constitute state aid. On July 23, 2014 the European Commission announced a ‘no state aid’ decision in respect of Dusseldorf (Weeze) airport, as well as findings of state aid to Ryanair in its arrangements with Pau, Nimes and Angouleme airports, ordering Ryanair to repay a total of approximately €9.7m of alleged aid. Ryanair will appeal these ‘aid’ decisions to the EU General Court where proceedings are expected to take between 2 and 4 years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Lübeck, Alghero, Frankfurt (Hahn), Zweibrücken, Altenburg, Klagenfurt, (Stockholm) Vasteras, Paris (Beauvais), La Rochelle, Carcassonne, Cagliari, Brussels (Charleroi), Girona and Reus. These investigations are ongoing and Ryanair currently expects that they will conclude in mid to late 2014, with any European Commission decisions appealable to the EU General Court.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lubeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero, Marseille and Berlin Schönefeld airports. The Alghero case (initiated by Air One) was dismissed in its entirety in April 2011. The Marseille case was withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011. The Berlin Schönefeld, initiated by Germania, case was discontinued following the European Commission’s finding in February 2014 that Ryanair’s arrangement with the airport contained no state aid.

In September 2005, the European Commission announced new guidelines on the financing of airports and the provision of start-up aid to airlines departing from regional airports, based on the European Commission’s finding in the Brussels (Charleroi) case, which Ryanair successfully appealed. The guidelines applied only to publicly owned regional airports, and placed restrictions on the incentives these airports could offer airlines to deliver traffic. The guidelines applied only in cases in which the terms offered by a public airport are in excess of what a similar private airport would have offered. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost agreements from both. The guidelines have therefore had no impact on Ryanair’s business, although they have caused significant uncertainty in the industry in relation to what public airports may or may not do in order to attract traffic.

Ryanair believes that the positive decision by the CFI in the Brussels (Charleroi) case has caused the European Commission to rethink its policy in this area, and that the revised guidelines, published by the European Commission in April 2014, will provide more certainty in the industry as to how public airports may deal with airlines in offering incentives for traffic growth. However, adverse rulings in the above or similar cases could be used as precedents by other competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

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

As a result of rising airport charges and the introduction of an Air Travel Tax, in March 2009, of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes), Ryanair reduced its fleet at Dublin airport to 13 during winter 2010 (down from 22 in summer 2008 and 20 in winter 2008). Ryanair also complained to the European Commission about the unlawful differentiation in the level of the Irish Air Travel tax between routes within the EU. From April 2011, a single rate (€3) of the Air Travel Tax was introduced on all routes (and subsequently eliminated entirely in April 2014). In July 2012 the European Commission found that Ryanair, Aer Lingus and Aer Arann had received state aid from the Irish government by way of a two-tier air travel tax levied on passengers departing from Irish airports. Ryanair appealed this decision and a hearing in the EU General Court took place in June 2014 and judgment is expected within six months of the hearing. Also in July 2012, Ryanair issued proceedings before the Irish courts seeking repayment of the entire amount of the air travel tax paid by Ryanair during the period (€87.8 million) where it was two-tier on the basis of its illegality. In April 2013 the Irish government issued proceedings against Ryanair seeking recovery of €12 million of alleged state aid attributable to Ryanair, arising from the European Commission decision. There is a risk that Ryanair will be ordered by the Irish courts to pay the €12 million amount to the Irish government notwithstanding Ryanair’s claim for repayment of the entire amount of the tax.

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

The United Kingdom’s Office of Fair Trading (“OFT”) wrote to Ryanair in September 2010, advising that it intended to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected on the basis that the OFT’s investigation was time-barred. Ryanair contended that the OFT had and missed the opportunity to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is not time barred. On July 28, 2011, the Competition Appeal Tribunal ruled that the OFT was not time barred when it attempted in September 2010 to open an investigation into Ryanair’s 2006 acquisition of a minority non-controlling stake in Aer Lingus. Ryanair subsequently appealed the Competition Appeal Tribunal’s decision. On November 24, 2011, the UK Court of Appeal ordered a stay of the OFT’s investigation into Ryanair’s minority stake in Aer Lingus pending the outcome of the appeal. On May 22, 2012, the UK Court of Appeal found that the OFT was not time barred to investigate Ryanair’s minority stake in Aer Lingus in September 2010. Ryanair subsequently sought permission to appeal this ruling to the UK Supreme Court but permission was refused. On June 15, 2012, the OFT referred the investigation of Ryanair’s minority stake in Aer Lingus to the UK Competition Commission

On June 19, 2012, Ryanair announced its third all cash offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share and immediately commenced pre-notification discussions with the European Commission for the purpose of preparing a merger filing. Pending the outcome of the European Commission’s review of Ryanair’s bid, on the basis of the duty of “sincere cooperation” between the EU and the Member States, and under the EU Merger Regulation, the UK Competition Commission’s investigation of Ryanair’s minority stake in Aer Lingus should not have properly proceeded. Nevertheless, Aer Lingus argued that the investigation should proceed and that Ryanair’s offer was in breach of certain provisions of the UK Enterprise Act 2002.

On July 10, 2012, the Competition Commission ruled that Ryanair’s bid was not in breach of the UK Enterprise Act, but nevertheless decided that its investigation of the minority stake could proceed in parallel with the European Commission’s investigation of Ryanair’s offer for Aer Lingus. In July 2012, Ryanair appealed the latter part of the Competition Commission’s ruling to the UK Competition Appeal Tribunal, and the Competition Commission’s investigation became suspended pending the appeal process. On August 8, 2012, the Competition Appeal Tribunal rejected Ryanair’s appeal and found that the Competition Commission’s investigation could proceed in parallel with the European Commission’s investigation, but that the Competition Commission must avoid taking any final decision which could conflict with the European Commission’s ultimate conclusion on Ryanair’s bid. In August 2012, Ryanair appealed the Competition Appeal Tribunal judgment to the UK Court of Appeal. In December 2012, the Court of Appeal rejected Ryanair’s appeal and subsequently the Competition Commission’s investigation has restarted. On December 13, 2012, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the Court of Appeal. The Supreme Court refused permission to appeal on April 25, 2013.

On February 27, 2013 the European Commission prohibited Ryanair’s bid to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected in 2015 and may affirm or annul the decision of the European Commission.

The timing of Ryanair’s 2012 offer for Aer Lingus was influenced by; (i) the continued consolidation of European airlines, and more recently the International Airlines Group (the parent company of British Airways) takeover of British Midland International, where the No. 1 airline at Heathrow was allowed to acquire the No. 2; (ii) the additional capacity available at Dublin airport following the opening of Terminal 2 and the decline in traffic from 23.3 million passengers per annum in 2007 to 18.7 million in 2011, resulting in Dublin airport operating at approximately 50% capacity; (iii) the change in the Irish government policy since 2006 in that the Irish government indicated that it had decided to sell its stake in Aer Lingus; (iv) the fact that under the terms of the bailout agreement provided by the European Commission, European Central bank and International Monetary Fund to Ireland, the Irish government committed to sell its stake in Aer Lingus; (v) the fact that the ESOT (Employee Share Ownership Trust), which at the time of the unsuccessful 2006 offer controlled 15% of Aer Lingus, had been disbanded since December 2010 and the shares distributed to the individual members, with the result that Ryanair’s new offer was, in Ryanair’s view, capable of reaching over 50% acceptance either with or without government acceptance; and (vi) the fact that Etihad, an Abu Dhabi based airline, had acquired a 3% stake in Aer Lingus and had expressed an interest in buying the Irish government’s 25% stake in Aer Lingus (the offer now provides Etihad or any other potential bidder the opportunity to purchase the government’s stake).

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

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair actively engaged with the Competition Commission’s investigation of the minority stake. On August 28, 2013, the UK Competition Commission (UKCC) issued its final decision in which it stated that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland.” As a result of its findings, the UKCC ordered Ryanair to reduce its shareholding in Aer Lingus to below 5 per cent of Aer Lingus’ issued ordinary shares. Ryanair appealed the UKCC’s final decision to the CAT on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 23, 2014, the CAT granted Ryanair permission to appeal the CAT’s judgment to the Court of Appeal. Should this appeal, or any subsequent appeal to the Supreme Court, be unsuccessful, Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair believes that the enforcement of any such decision should be delayed until the outcome of Ryanair’s appeal against the European Commission’s February 2013 prohibition decision of Ryanair’s 2012 offer for Aer Lingus, and the conclusion of any appeals against the UKCC’s decision in the UK courts. However, it is possible that the UKCC will seek to enforce any such sell-down remedy at an earlier date.

Legal Actions Against Monopoly Airports. Ryanair has been involved in a number of legal and regulatory actions against the Dublin and London (Stansted) airports in relation to what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London (Stansted) markets. Management believes that both of these airports have been engaging in “regulatory gaming” in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called “regulated asset base” (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London (Stansted), the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the Competition Commission which released its preliminary findings in April 2008. It found that the common ownership by BAA of the three main airports in London affects competition and that the “light touch” regulation by the Civil Aviation Authority was having an adverse impact on competition. In March 2009, the Competition Commission published its final report on the BAA and ordered the breakup of the BAA, (which involved the sale of London (Gatwick) and London (Stansted) and either Glasgow or Edinburgh Airport in Scotland). In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In May 2009, BAA appealed the Competition Commission’s decision on the bases of apparent bias and lack of proportionality. Ryanair secured the right to intervene in this appeal in support of the Competition Commission. The case was heard in October 2009 and in February 2010 the Competition Appeal Tribunal quashed the Competition Commission’s ruling on the basis of the “apparent bias” claim. This decision was successfully appealed by both the Competition Commission and Ryanair before the Court of Appeal. The appeal was heard in June 2010 and the judgment was issued in October 2010, quashing the Competition Appeal Tribunal ruling and reinstating the Competition Commission March 2009 decision. In February 2011, the Supreme Court refused to grant the BAA permission to appeal the Court of Appeal ruling. The Competition Commission has subsequently reconsidered the appropriateness of the remedies imposed on the BAA in March 2009 in light of the passage of time, and confirmed in its preliminary report in April 2011 that the remedies are still appropriate and the sale of Stansted and one of either Glasgow or Edinburgh airports should proceed. In July 2011, the Competition Commission confirmed its March 2011 provisional decision on “possible material changes of circumstances.” It found that no material changes of circumstances (that would necessitate a change in the remedies package) had occurred since the March 2009 decision requiring the BAA to sell London (Gatwick), London (Stansted) and one of either Glasgow or Edinburgh airports, and that consequently the BAA should proceed to dispose of London (Stansted) and one of the Scottish airports. The BAA appealed this decision to the Competition Appeal Tribunal, and lost on February 1, 2012. The BAA then brought a further appeal to the Court of Appeal, which they also lost on July 26, 2012. While these appeals were ongoing, the BAA proceeded to sell Edinburgh airport in April 2012. BAA did not appeal the Court of Appeal judgment to the UK Supreme Court, and proceeded to complete the sale of London (Stansted) airport to Manchester Airports Group plc in March 2013.

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

In the case of Dublin, the DAA has built a second terminal, costing over four times its initial estimate. When the DAA first announced plans to build a second terminal (“Terminal 2”) at Dublin Airport, it estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €800 million. Subsequently, the cost of the new infrastructure rose in excess of €1.2 billion. Ryanair opposed expansion at what it believed to be an excessive cost. On August 29, 2007, however the relevant planning authority approved the planning application from the DAA for the building of Terminal 2, and other facilities, all of which went ahead. On May 1, 2010, the airport fees per departing passenger increased by 27% from €13.61 to €17.23, and by a further 12% in 2011 following the opening of Terminal 2 in November 2010 in accordance with the CAR’s decision of December 4, 2009 in relation to airport charges between 2010 and 2014. Ryanair sought a judicial review of the planning approval, however, this appeal was unsuccessful. The increase in charges, in combination with the introduction of the €10 Air Travel Tax (subsequently reduced to €3 in March 2011 and eliminated entirely in April 2014) mentioned above, led to substantially reduced passenger volumes to and from Dublin Airport. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase” and “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports,” as well as “Item 4. Information on the Company—Airport Operations—Airport Charges.”

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (screenscraper websites) in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits Travelport, a GDS operator, to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies. The Company has received favorable rulings in Ireland, Germany and The Netherlands, and unfavorable rulings in Spain, France and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels and travel insurance etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

Dividend Policy

Following shareholder approval at the September 2010 annual general meeting of shareholders, a €500 million special dividend was paid in October 2010. Similarly, following shareholder approval at the September 2012 annual general meeting of shareholders, a dividend of €0.34 per Ordinary Share (approximately €492 million) was paid in November 2012. The Company may pay other dividends from time to time. On June 20, 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years. The Company completed €481.7 million in share buybacks in fiscal year 2014 and indicated on May 19, 2014 that it plans to pay a special dividend of up to approximately €520 million in the fourth quarter of fiscal year 2015, subject to shareholder approval at its annual general meeting on September 25, 2014. The Company has made no further commitments in relation to the payment of dividends, share buybacks or other shareholder distributions. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings’ Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, the Depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses and any applicable fees) to the owners of ADRs. See “Item 12. Description of Securities Other than Equity Securities” for information regarding fees of the Depositary.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.5 million Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buy-back program of up to €200 million worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million Ordinary Shares were repurchased under this program at a cost of approximately €46.0 million. The Company also completed share buy-backs of €125 million in respect of 36.5 million Ordinary Shares in the 2012 fiscal year and 15 million Ordinary Shares at a cost of approximately €68 million in the 2013 fiscal year. In fiscal year 2014, 69.5 million Ordinary Shares (including just over 6.0 million ADRs) were repurchased at a cost of approximately €481.7 million. As a result, the total amount spent on the share buy-back programs to date was approximately €1,019.8 million with respect to the repurchase of 198.6 million Ordinary Shares. All Ordinary Shares (including ADRs which represent five Ordinary Shares) repurchased have been cancelled.

In April 2012, the Company held an extraordinary general meeting to authorize the Directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. Up until April 2012, shareholders had only authorized the Directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium of up to 20% compared to Ordinary Shares, this may result in increased costs in performing share buy-backs in the future. This authority was renewed at the Annual General Meeting held on September 20, 2013. The Company completed €481.7 million in share buybacks in fiscal year 2014 and indicated on May 19, 2014 that it plans to pay a special dividend of up to €520 million in Quarter 4, fiscal year 2015, subject to shareholder approval at its annual general meeting on September 25, 2014. The Company has made no further commitments in relation to the payment of dividends, share buybacks or other shareholder distributions.

See “Item 9. The Offer and Listing—Trading Markets and Share Prices” below for further information regarding share buy-backs.

SIGNIFICANT CHANGES

On April 30, 2014, the Company agreed to purchase an additional 5 Boeing 737-800NG aircraft for delivery in fiscal 2016, bringing the total number of aircraft to be purchased from Boeing to 180 for delivery between fiscal years 2015 and 2019.

In addition, in June 2014 Ryanair issued €850.0 million in unsecured eurobonds with a 7 year tenor at a coupon of 1.875%, which are guaranteed by Ryanair Holdings. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information.

Item 9. The Offer and Listing

TRADING MARKETS AND SHARE PRICES

The primary market for Ryanair Holdings’ Ordinary Shares is the Irish Stock Exchange plc (the “Irish Stock Exchange”); Ordinary Shares are also traded on the London Stock Exchange. The Ordinary Shares were first listed for trading on the Official List of the Irish Stock Exchange on June 5, 1997 and were first admitted to the Official List of the London Stock Exchange on July 16, 1998.

ADRs, each representing five Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

*	All quarterly high and low prices for ADRs and Ordinary Shares in the following tables refer to calendar year quarters and not fiscal year quarters

	ADRs
	(in U.S. dollars)
	High	Low

2008	35.482	15.089
2009	29.586	20.779
2010	33.090	21.268
2011	31.990	24.200
2012
First Quarter	36.280	27.770
Second Quarter	36.890	29.330
Third Quarter	32.740	27.890
Fourth Quarter	36.140	31.900
2013
First Quarter	43.23	34.62
Second Quarter	51.53	41.36
Third Quarter	54.05	44.51
Fourth Quarter	51.33	43.51
2014
January 31, 2014	50.930	46.990
February 28, 2014	56.950	48.120
March 31, 2014	58.810	55.100
April 30, 2014	60.110	52.940
May 31, 2014	57.100	50.980
June 30, 2014	58.230	53.390
Period ending July 18, 2014	56.11	51.85

	Ordinary Shares (Irish Stock Exchange)
	(in euro)
	High	Low

2008	4.20	1.80
2009	3.45	2.51
2010	4.19	2.77
2011	3.98	3.13
2012
First Quarter	4.48	3.68
Second Quarter	4.49	3.83
Third Quarter	4.48	3.86
Fourth Quarter	5.00	4.43
2013
First Quarter	6.16	4.76
Second Quarter	7.20	5.70
Third Quarter	7.47	6.00
Fourth Quarter	6.45	5.33
2014
Month ending:
January 31, 2014	6.88	6.30
February 28, 2014	7.44	6.73
March 31, 2014	7.70	7.09
April 30, 2014	7.75	6.83
May 31, 2014	7.32	6.35
June 30, 2014	7.61	6.81
Period ending July 18, 2014	7.19	6.64

	Ordinary Shares (London Stock Exchange)
	(in euro)
	High	Low

2008	4.20	1.81
2009	3.45	2.50
2010	4.19	2.76
2011	3.97	3.13
2012
First Quarter	4.48	3.68
Second Quarter	4.49	3.84
Third Quarter	4.47	3.88
Fourth Quarter	5.00	4.40
2013
First Quarter	6.20	4.76
Second Quarter	7.18	5.80
Third Quarter	7.48	5.84
Fourth Quarter	6.45	5.45
Month ending:
January 31, 2014	6.86	6.31
February 28, 2014	7.43	6.74
March 31, 2014	7.72	7.08
April 30, 2014	7.75	6.83
May 31, 2014	7.31	6.35
June 30, 2014	7.61	6.79
Period ending July 18, 2014	7.20	6.65

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 55, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

The Company, at its annual general meeting of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buy-back programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buy-back program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (‘m)	Approx. cost (€’m)

2008	59.5	300.0
2009	18.1	46.0
2010	—	—
2011	—	—
2012	36.5	124.6
2013	15.0	67.5
2014	69.5	481.7
Period through July 18, 2014	—	—

Total	198.6	1,019.8

All Ordinary Shares repurchased have been cancelled.

The maximum price at which the Company may repurchase Ordinary Shares, in accordance with the listing rules of the Irish Stock Exchange and of the Financial Services Authority, is the higher of 5% above the average market value of the Company’s Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation (EC) of December 22, 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently 0.635 euro cent per share.

At an extraordinary general meeting of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. The maximum price at which Ordinary Shares which underlie the Company’s ADRs can be repurchased is 5% above one-fifth of the average market value of the Company’s ADRs as quoted on NASDAQ, for the five business days prior to the date of purchase (as one ADS represents five Ordinary Shares). Any ADRs purchased will be converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company. During fiscal 2014, the Company repurchased 6,018,800 ADRs equivalent to 30,094,000 ordinary shares at a price per ADR of $49.01 equivalent to approximately €7.41 per ordinary share.

As of June 30, 2014, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 4,814,391, representing 0.3% of the Company’s issued share capital at that date.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.635 euro cent. As of March 31, 2014, a total of 1,383,237,668 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

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

Ryanair Holdings’ shareholders approved a stock option plan (referred to herein as “Option Plan 2003”) established in accordance with a then tax-favorable share option scheme available under Irish law, so that employees would not be subject to income tax on the exercise of options (subject to certain conditions). Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that Act. Following the publication of the Irish National Recovery Plan: 2011-2014 (the “NRP”) on November 24, 2010, Revenue approved share option plans, such as Option Plan 2003, no longer qualified for favorable tax treatment from that date. All employees and full-time directors were eligible to participate in the plan, under which grants of options could be made at the close of any of the ten years beginning with fiscal year 2002 only if the Company’s net profit after tax for such fiscal year had exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such requirement being met.

Under Option Plan 2000, 20 senior managers (including seven of the current executive officers) were granted 10,500,000 share options, in the aggregate, at a strike price of €3.21 in July 2005. Not all of the vesting conditions were met, and as a result only 80% of the options granted that satisfied the conditions were exercisable between August 1, 2011 and August 31, 2013. The Company recognized a credit of €2.5 million in relation to the options that did not vest in June 2011. Also, under Option Plan 2000, each of the non-executive directors were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options are exercisable between June 2012 and June 2014. In addition, 39 senior managers (including five of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options are exercisable between September 18, 2013 and September 17, 2015, but only for managers who continued to be employed by the Company through September 18, 2013.

During fiscal year 2014, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s annual general meeting on September 20, 2013 (referred to herein as “Option Plan 2013”), under which all employees and directors are eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2014. All options will be subject to a five year performance period beginning with the year in which a grant occurs. The Remuneration Committee has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets will relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax figures for each of the financial years of the performance period and/or certain share price targets. The Option Plan 2013 will replace two stock options plans previously approved by shareholders (Option Plan 2000 and Option Plan 2003) for all future grants, as both of these plans have expired, although any subsisting options granted under Option Plan 2000 or Option Plan 2003 that have not yet lapsed will continue to be governed by all terms of those plans, as applicable.

The aggregate of 4,814,391 Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2014 under Company’s option plan represent approximately 0.3% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 1,397,500 Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see notes 15 and 19 to the consolidated financial statements included herein.

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

Directors. Subject to certain exceptions, directors may not vote on matters in which they have a material interest. The ordinary remuneration of the directors is determined from time to time by ordinary resolutions of the shareholders. Any director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the directors may determine. The directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. The directors are not required to retire at any particular age. There is no requirement for directors to hold shares. The Articles of Association provide that one-third of the directors retire and offer themselves for re-election at each annual general meeting of the Company. The directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of directors.

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

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company entitle the directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest which such parties hold in Ordinary Shares before allowing such parties to transfer such Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages—i.e., 10%, 25%, 50% and 75%.

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

MATERIAL CONTRACTS

On March 19, 2013, the Company announced that it had entered into an agreement with Boeing to purchase 175 Boeing 737-800NG aircraft, with a list value of over $13.8 billion, over a five year period from fiscal 2015 to 2019 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an extraordinary general meeting on June 18, 2013. On April 30, 2014, the Company agreed to purchase an additional 5 Boeing 737-800NG aircraft for delivery in fiscal 2016, bringing the total number of aircraft to be purchased from Boeing to 180 for delivery between fiscal years 2015 and 2019, with a list value of approximately $14.1 billion.

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

The 1992 Act prohibits financial transfers involving the late Slobodan Milosevic and certain associated persons, President Lukashenko, the Belarusian leadership and certain other officials of Belarus, Burma (Myanmar), certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, certain persons and entities associated with the now deceased Usama Bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, the Democratic Republic of Congo, certain persons in Egypt, certain activities, persons and entities in Eritrea, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iraq, Côte d’Ivoire, certain activities in Lebanon, certain activities in Liberia and the former Liberian President Charles Taylor, his immediate family and close associates, Libya, certain persons in Tunisia, certain activities and persons in Zimbabwe, certain persons and activities in Sudan and South Sudan, Somalia, certain activities, persons and entities in Syria and Iran, certain persons, entities and bodies in the Republic of Guinea-Bissau, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

As an additional measure, to ensure the percentage of shares held by EU nationals remains at least 50.1%, at the extraordinary general meeting held on April 19, 2012, the Company obtained a new repurchase authority which will enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority was renewed at the Annual General Meeting held on September 20, 2013.

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See also “Item 3. Risk Factors—Risks Related to Ownership of the Company’s Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

As of June 30, 2014, EU nationals owned at least 52.8% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

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

Taxation of Dividends

Dividends, if any, paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will be included in the gross income of a U.S. Holder when the dividends are received by the holder or the Depositary. Such dividends generally should not be eligible for the “dividends received” deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder or the Depositary. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in Euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual on or post January 1, 2013 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends” (apart from the Medicare contribution tax referred to below), and the individual has taxable income that exceeds certain thresholds. Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Effective January 1, 2013, a Medicare contribution tax of 3.8% may also be applicable to U.S. individuals, estates and trusts. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2013/14 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2014/15 taxable year. Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividend, the tax credit attaching to the dividend (as used herein the “Tax Credit”; see “—Irish Tax Considerations”) generally will be treated as a foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividend paid by the Company to such U.S. Holder will constitute income from sources outside the United States for foreign tax credit purposes, and generally will constitute “passive category” income for such purposes.

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

Taxation of Capital Gains

Sale or Disposition of Ordinary Shares or ADRs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADRs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADRs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder post January 1, 2013 generally is subject to taxation at a maximum rate of 20%. Effective January 1, 2013, a Medicare contribution tax of 3.8% may also be applicable to U.S. individuals, estates and trusts. Gains realized by a U.S. Holder generally will constitute income from sources within the United States for foreign tax credit purposes and generally will constitute “passive category” income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations.

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

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings’ Articles may be examined at its registered office and principal place of business at its Corporate Head Office, Airside Business Park, Swords, County Dublin, Ireland.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2014. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 46.0% and 45.3% of such expenses in fiscal years 2014 and 2013, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increases the Likelihood that the Company May Incur

Losses” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2014 Compared with Fiscal Year 2013—Fuel and Oil.” As of July 25, 2014, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2015 at prices equivalent to approximately $950 per metric ton. In addition, as of July 25, 2014, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 55% of its estimated requirements for the first half of the fiscal year ending March 31, 2016 at prices equivalent to approximately $950 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains on outstanding forward agreements at March 31, 2014 and 2013, based on their fair values, amounted to €17.2 million and €34.9 million (gross of tax), respectively. Based on Ryanair’s fuel consumption for the 2014 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €2.0 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Fuel Availability Affect the Company’s Results and Increase the Likelihood that the Company May Incur Losses.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in the 2014 fiscal year, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In the 2014 fiscal year, the Company recorded a positive fair-value adjustment of €15.0 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2013 fiscal year, the Company recorded a positive fair-value adjustment of €30.6 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling and the euro accounted for approximately 25% and 63%, respectively, of Ryanair’s total revenues in both the 2014 and 2013 fiscal years. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In the 2014 and 2013 fiscal years, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs and euro/U.K. pound sterling forward contracts to hedge certain surplus U.K. pound sterling cash flows. At March 31, 2014, the total unrealized loss relating to these contracts amounted to €51.2 million, compared to a €47.4 million unrealized gain at March 31, 2013.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2014 fiscal year, the Company recorded a negative fair-value adjustment of €86.3 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a negative adjustment of €42.3 million in the 2013 fiscal year.

Hedging associated with the balance sheet. In prior years, the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of US dollar-denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these US dollar-denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company’s U.S. dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Company’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges.

At March 31, 2014, the fair value of the cross currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a loss of €25.9 million (gross of tax) compared to a loss of €11.7 million in fiscal 2013. In the 2014 fiscal year, the Company recorded a negative fair-value adjustment of €12.4 million (net of tax), compared to a loss of €3.7 million in fiscal 2013, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During the 2014 and 2013 fiscal years, the Company also entered into a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. There were no such contracts in effect at March 31, 2013. At March 31, 2014, the total unrealized loss relating to these contracts amounted to €15.0 million.

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

At March 31, 2014, the total unrealized losses relating to these contracts amounted to €15.0 million, while at March 31, 2013 unrealized gains amounted to €nil. Under IFRS, the Company recorded fair-value adjustments of €13.1 million and fair-value adjustments of €nil for cash-flow hedges in the 2014 and 2013 fiscal years, respectively. No amounts were recorded for such fair-value hedges from other accumulated comprehensive income in the 2014 and 2013 fiscal years.

Holding other variables constant, if there were an adverse change of 10% in relevant foreign currency exchange rates, the market value of Ryanair’s foreign currency contracts outstanding at March 31, 2014 would decrease by approximately €294.0  million (net of tax), all of which would ultimately impact earnings when such contracts mature.

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 246 of the 297 Boeing 737-800 aircraft in the fleet as of March 31, 2014 has been funded by bank financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 210 aircraft), JOLCOs and commercial debt. With respect to these 246 aircraft, at March 31, 2014, the Company had outstanding cumulative borrowings under these facilities of €3,083.6 million with a weighted average interest rate of 2.49%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2014. At March 31, 2014, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €72.4 million (gross of tax), as compared with a loss of €81.9 million at March 31, 2013. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €16.7 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €18 million in the 2014 fiscal year.

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

Reimbursement of Fees

From April 1, 2013 to June 30, 2014 the Depositary collected annual depositary services fees equal to approximately $3.0 million from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2014, under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2014, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2014, based on the criteria established in the 1992 Framework in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2014.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s (the “Company”) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework 1992 issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2014, 2013 and 2012 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated July 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Dublin, Ireland

July 25, 2014

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the 2014 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2014, 2013 and 2012:

	Year ended March 31,
	2014	2013	2012
	(millions)

Audit fees	€0.5	€0.5	€0.4
Tax fees	€0.3	€0.3	€0.4

Total fees	€0.8	€0.8	€0.8

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in the 2014 fiscal year.

Month / Period	Total Number of Ordinary Shares Purchased (a)	Average Price Paid Per Ordinary Share
	(Millions)	(€)

April 1, 2013 to April 30, 2013	—	—
May 1, 2013 to May 31, 2013	—	—
June 1, 2013 to June 30, 2013	24.1	7.23
July 1, 2013 to July 31, 2013	—	—
August 1, 2013 to August 31, 2013	—	—
September 1, 2013 to September 30, 2013	—	—
October 1, 2013 to October 31, 2013	10.0	7.38
November 1, 2013 to November 30, 2013	10.0	5.75
December 1, 2013 to December 31, 2013	15.5	6.66
January 1, 2014 to January 31, 2014	4.7	6.55
February 1, 2014 to February 28, 2014	3.8	6.79
March 1, 2014 to March 31, 2014	1.4	7.31

Total (Year-end)	69.5	6.93

(a)	The Ordinary Share purchases in the table above have not been made pursuant to publicly announced plans or programs, and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution. The Ordinary Share purchases in the table above include the purchase during fiscal year 2014 of just over 6.0 million ADRs. Each ADR purchased represents five Ordinary Shares.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2014, March 31, 2013 and March 31, 2012	F-2

Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2014, March 31, 2013 and March 31, 2012	F-3

Consolidated Comprehensive Income Statements of Ryanair Holdings plc for the Years ended March 31, 2014, March 31, 2013 and March 31, 2012	F-4

Consolidated Statements of Changes in Shareholders’ Equity of Ryanair Holdings plc for the Years ended March 31, 2014, March 31, 2013 and March 31, 2012	F-5

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years ended March 31, 2014, March 31, 2013 and March 31, 2012	F-7

Notes	F-8

Item 19. Exhibits

1.1	Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2012 (Commission file No. 000-29304)).

2.1	Issue and Paying Agency Agreement, dated 29 May 2014, between Ryanair Limited, Ryanair Holdings as guarantor, Citibank N.A., London Branch as fiscal agent, Citigroup Global Markets Deutschland AG as registrar, the paying agents named therein and the transfer agents named therein.

2.2	Deed of Covenant, dated 29 May 2014, entered into by Ryanair Limited.

2.3	Deed of Guarantee, dated 29 May 2014, entered into by Ryanair Holdings as guarantor.

The total amount of each of the other long-term debt securities of Ryanair Holdings authorized under any instrument does not exceed 10.0% of the total assets of the Company on a consolidated basis. Ryanair Holdings hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2002 (Commission file No. 000-29304)).

4.2	Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2005 (Commission file No. 000-29304)).

4.3	Purchase Agreement No. 3941 between The Boeing Company and Aviation Finance and Leasing S.a.r.l. (a wholly owned subsidiary of Ryanair Ltd relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.3 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2013 (Commission file No. 000-29304)).

8.1	List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYANAIR HOLDINGS PLC

/S/ MICHAEL O’ LEARY
Name:	Michael O’Leary
Title:	Chief Executive Officer and Director

Date: July 25, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2014, 2013 and 2012 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 25, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland

July 25, 2014

Consolidated Balance Sheet

		At March 31, 2014	At March 31, 2013	At March 31, 2012
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	5,060.3	4,906.3	4,925.2
Intangible assets	3	46.8	46.8	46.8
Available for sale financial assets	4	260.3	221.2	149.7
Derivative financial instruments	5	0.4	5.1	3.3

Total non-current assets		5,367.8	5,179.4	5,125.0

Current assets
Inventories	6	2.5	2.7	2.8
Other assets	7	124.2	67.7	64.9
Current tax	12	1.1	—	9.3
Trade receivables	8	58.1	56.1	51.5
Derivative financial instruments	5	16.7	78.1	231.9
Restricted cash	9	13.3	24.7	35.1
Financial assets: cash > 3 months		1,498.3	2,293.4	772.2
Cash and cash equivalents		1,730.1	1,240.9	2,708.3

Total current assets		3,444.3	3,763.6	3,876.0

Total assets		8,812.1	8,943.0	9,001.0

Current liabilities
Trade payables		150.0	138.3	181.2
Accrued expenses and other liabilities	10	1,561.2	1,341.4	1,237.2
Current maturities of debt	11	467.9	399.9	368.4
Current tax	12	—	0.3	—
Derivative financial instruments	5	95.4	31.8	28.2

Total current liabilities		2,274.5	1,911.7	1,815.0

Non-current liabilities
Provisions	13	133.9	135.9	103.2
Derivative financial instruments	5	43.2	50.1	53.6
Deferred tax	12	368.6	346.5	319.4
Other creditors	14	90.4	127.8	146.3
Non-current maturities of debt	11	2,615.7	3,098.4	3,256.8

Total non-current liabilities		3,251.8	3,758.7	3,879.3

Shareholders’ equity
Issued share capital	15	8.8	9.2	9.3
Share premium account	15	704.2	687.8	666.4
Capital redemption reserve		1.2	0.8	0.7
Retained earnings		2,465.1	2,418.6	2,400.1
Other reserves	16	106.5	156.2	230.2

Shareholders’ equity		3,285.8	3,272.6	3,306.7

Total liabilities and shareholders’ equity		8,812.1	8,943.0	9,001.0

The accompanying notes are an integral part of the financial information.

Consolidated Income Statement

		Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	17	3,789.5	3,819.8	3,504.0
Ancillary revenues	17	1,247.2	1,064.2	886.2

Total operating revenues – continuing operations	17	5,036.7	4,884.0	4,390.2

Operating expenses
Fuel and oil		(2,013.1)	(1,885.6)	(1,593.6)
Airport and handling charges		(617.2)	(611.6)	(554.0)
Route charges		(522.0)	(486.6)	(460.5)
Staff costs	18	(463.6)	(435.6)	(415.0)
Depreciation	2	(351.8)	(329.6)	(309.2)
Marketing, distribution and other		(192.8)	(197.9)	(180.0)
Maintenance, materials and repairs		(116.1)	(120.7)	(104.0)
Aircraft rentals		(101.5)	(98.2)	(90.7)

Total operating expenses		(4,378.1)	(4,165.8)	(3,707.0)

Operating profit – continuing operations		658.6	718.2	683.2

Other income/(expense)
Finance expense	20	(83.2)	(99.3)	(109.2)
Finance income		16.5	27.4	44.3
Foreign exchange (loss)/gain		(0.5)	4.6	4.3
Gain on disposal of property, plant and equipment		—	—	10.4

Total other expense		(67.2)	(67.3)	(50.2)

Profit before tax		591.4	650.9	633.0
Tax expense on profit on ordinary activities	12	(68.6)	(81.6)	(72.6)

Profit for the year – all attributable to equity holders of parent		522.8	569.3	560.4

Basic earnings per ordinary share (euro cent)	22	36.96	39.45	38.03
Diluted earnings per ordinary share (euro cent)	22	36.86	39.33	37.94
Number of ordinary shares (in Ms)	22	1,414.6	1,443.1	1,473.7
Number of diluted shares (in Ms)	22	1,418.2	1,447.4	1,477.0

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Comprehensive Income

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Profit for the year	522.8	569.3	560.4

Other comprehensive income:

Items that will never be reclassified to profit or loss:
Net actuarial (loss) from retirement benefit plans	(1.6)	(1.1)	(6.3)

	(1.6)	(1.1)	(6.3)

Items that may or will be reclassified subsequently to profit or loss:
Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	(108.0)	(128.4)	147.3
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(0.1)	4.7	(11.1)
Net change in fair value of cash-flow hedges transferred to profit or loss	24.4	(14.4)	(255.0)

Net movements in cash-flow hedge reserve	(83.7)	(138.1)	(118.8)

Available for sale financial asset:
Net increase in fair value of available-for-sale asset	39.1	71.5	35.7

	(44.6)	(66.6)	(83.1)

Total other comprehensive expense for the year, net of income tax	(46.2)	(67.7)	(89.4)

Total comprehensive income for the year – all attributable to equity holders of parent	476.6	501.6	471.0

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Changes in Shareholders’ Equity

						Other Reserves
	Ordinary Shares M	Issued Share Capital €M	Share Premium Account €M	Retained Earnings €M	Capital Redemption Reserve €M	Hedging €M	Other Reserves €M	Total €M
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9

Profit for the year	—	—	—	560.4	—	—	—	560.4
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(6.3)	—	—	—	(6.3)
Net movements in cash-flow reserve	—	—	—	—	—	(118.8)	—	(118.8)
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	35.7	35.7

Total other comprehensive income/(loss)	—	—	—	(6.3)	—	(118.8)	35.7	(89.4)

Total comprehensive income	—	—	—	554.1	—	(118.8)	35.7	471.0

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	2.5	—	7.1	—	—	—	—	7.1
Repurchase of ordinary equity shares	—	—	—	(124.6)	—	—	—	(124.6)
Cancellation of repurchased ordinary shares	(36.5)	(0.2)	—	—	0.2	—	—	—
Share-based payments	—	—	—	—	—	—	(0.7)	(0.7)
Transfer of exercised and expired share-based awards	—	—	—	3.0	—	—	(3.0)	—

Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7

Profit for the year	—	—	—	569.3	—	—	—	569.3
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(1.1)	—	—	—	(1.1)
Net movements in cash-flow reserve	—	—	—	—	—	(138.1)	—	(138.1)
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	71.5	71.5

Total other comprehensive income/(loss)	—	—	—	(1.1)	—	(138.1)	71.5	(67.7)

Total comprehensive income	—	—	—	568.2	—	(138.1)	71.5	501.6

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	6.5	—	21.4	—	—	—	—	21.4
Repurchase of ordinary equity shares	—	—	—	(67.5)	—	—	—	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	—	—	0.1	—	—	—
Share-based payments	—	—	—	—	—	—	1.9	1.9
Dividend Paid	—	—	—	(491.5)	—	—	—	(491.5)
Transfer of exercised share-based awards	—	—	—	9.3	—	—	(9.3)	—

Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6

Consolidated Statement of Changes in Shareholders’ Equity Continued

						Other Reserves
	Ordinary Shares M	Issued Share Capital €M	Share Premium Account €M	Retained Earnings €M	Capital Redemption Reserve €M	Hedging €M	Other Reserves €M	Total €M
Profit for the year	—	—	—	522.8	—	—	—	522.8

Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(1.6)	—	—	—	(1.6)
Net movements in cash-flow reserve	—	—	—	—	—	(83.7)	—	(83.7)
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	39.1	39.1

Total other comprehensive income/(loss)	—	—	—	(1.6)	—	(83.7)	39.1	(46.2)

Total comprehensive income...	—	—	—	521.2	—	(83.7)	39.1	476.6

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	5.7	—	16.4	—	—	—	—	16.4
Share-based payments	—	—	—	—	—	—	1.9	1.9
Repurchase of ordinary equity shares	—	—	—	(481.7)	—	—	—	(481.7)
Cancellation of repurchased ordinary shares	(69.5)	(0.4)	—	—	0.4	—	—	—
Transfer of exercised and expired share-based awards	—	—	—	7.0	—	—	(7.0)	—

Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	(83.2)	189.7	3,285.8

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Cash Flows

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M
Operating activities

Profit after tax	522.8	569.3	560.4

Adjustments to reconcile profit before tax to net cash provided by operating activities

Depreciation	351.8	329.6	309.2
Retirement costs	(1.2)	—	(0.1)
Tax expense on profit on ordinary activities	68.6	81.6	72.6
Share-based payments charge/(credit)	1.9	1.9	(0.7)
Decrease/(increase) in inventories	0.2	0.1	(0.1)
(Increase) in trade receivables	(2.0)	(4.6)	(0.9)
(Increase)/decrease in other current assets	(56.6)	(5.0)	34.5
Increase/(decrease) in trade payables	11.7	(42.9)	30.4
Increase in accrued expenses	220.7	107.2	11.6
(Decrease)/increase in other creditors	(37.4)	(18.5)	19.7
(Decrease)/increase in provisions	(2.7)	31.1	6.6
Gain on disposal of property, plant and equipment	—	—	(10.4)
Decrease in finance income	0.1	2.2	—
(Decrease)/ increase in finance expense	(0.9)	(2.7)	1.1
Income tax (paid)	(32.4)	(25.8)	(13.6)

Net cash provided by operating activities	1,044.6	1,023.5	1,020.3

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(505.8)	(310.7)	(317.6)
Proceeds from sale of property, plant and equipment	—	—	27.2
Decrease in restricted cash	11.4	10.4	7.8
Decrease/(increase) in financial assets: cash > 3 months	795.1	(1,521.2)	97.2

Net cash from/(used) in investing activities	300.7	(1,821.5)	(185.4)

Financing activities
Shares purchased under share buy-back programme	(481.7)	(67.5)	(124.6)
Net proceeds from shares issued	16.4	21.4	7.1
Dividend paid	—	(491.5)	—
Proceeds from long term borrowings	—	234.6	292.3
Repayments of long term borrowings	(390.8)	(366.4)	(329.7)

Net cash used in financing activities	(856.1)	(669.4)	(154.9)

Increase/(decrease) in cash and cash equivalents	489.2	(1,467.4)	680.0
Cash and cash equivalents at beginning of year	1,240.9	2,708.3	2,028.3

Cash and cash equivalents at end of year	1,730.1	1,240.9	2,708.3

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1	Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2014 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2014. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts, 1963 to 2013.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the financial year beginning on or after January 1, 2013, and have also been endorsed by the EU, have been applied by the Group for the first time in the consolidated financial statements;

•	IAS 1 (amendment 2011), “Presentation of Items of financial statements”.

•	IAS 19 (amendment 2011), “Employee benefits”.

•	IFRS 7 (amendment), “Disclosures – Offsetting Financial Assets and Financial Liabilities”

•	IFRS 13, “Fair Value Measurement”.

•	“Improvements to IFRSs”. 2009-2011 Cycle.

•	IAS 27 (amended 2011), “Separate financial statements”.

•	IAS 28 (amended 2011), “Associates and joint ventures”.

•	IFRS 10, “Consolidated Financial Statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

In addition the following amendment has been early adopted:

•	IAS 36 (amendment), “Recoverable Amount Disclosures for Non-Financial Assets” (effective for fiscal periods beginning on or after January 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position, results from operations, or disclosures in the year ended March 31, 2014.

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

Long-lived assets

As of March 31, 2014, Ryanair had €5.1 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Tax Audits

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is provided in full, using the balance sheet liability method on temporary differences arising from the tax basis of assets and liabilities and their carrying amount in the consolidated financial statements.

Social insurance, passenger taxes and sales taxes are recorded as a liability based on laws enacted in the jurisdictions to which they relate. Liabilities are recorded when an obligation has been incurred.

Ryanair reviews its tax obligations by jurisdiction regularly. There are many complexities and judgements in determining tax obligations due to the inherent complexity of tax law, the manner in which airline businesses are carried out whereby operations can begin and end in different jurisdictions and assumptions made about the timing and amount of individual balances to be included in financial statements and tax returns.

Ryanair has an internal tax group and takes professional advice on more complex matters in estimating its tax liabilities. Ryanair also deals extensively with revenue authorities in each jurisdiction in which it operates. Tax liabilities are based on the best estimate of the likely obligation at each reporting period. These estimates are subject to revision based on the outcome of tax audits and discussions with revenue authorities that can take several years to conclude.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2014. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Owned Aircraft at March 31, 2014	Useful Life	Residual Value
Boeing 737-800s	246 (a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

(a)	The Company operated 297 aircraft as of March 31, 2014, of which 51 were leased.

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

During the year ended March 31, 2012, changes in estimates relating to the timing of revenue recognition for unused passenger tickets were made, resulting in increased revenue of €65.3 million (fiscal year 2014:Nil, 2013:Nil). This change reflects more accurate and timely data obtained through system enhancements.

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

Pensions and other post-retirement obligations

The Company provides certain employees with post-retirement benefits in the form of pensions. The Company currently operates a number of defined contribution schemes and a small defined benefit pension scheme in the U.K.

Costs arising in respect of the Company’s defined contribution pension schemes (where fixed contributions are paid into the scheme and there is no legal or constructive obligation to pay further amounts) are charged to the income statement in the period in which they are incurred. Any contributions unpaid at the balance sheet date are included as a liability.

A defined benefit plan is a post-employment benefit plan other than a defined-contribution plan. The liabilities and costs associated with the Company’s defined benefit pension scheme are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The net obligation in respect of defined benefit schemes is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan asset is deducted. The discount rates employed in determining the present value of each scheme’s liabilities are determined by reference to market yields at the balance sheet date of high quality corporate bonds in the same currency and term that is consistent with those of the associated pension obligations. The net surplus or deficit arising on the Company’s defined-benefit scheme is shown within non-current assets or liabilities on the balance sheet. The deferred tax impact of any such amount is disclosed separately within deferred tax.

Re-measurements, comprising actuarial gains and losses and the return on plan assets (excluding net interest), are recognised immediately in the balance sheet with a corresponding debit or credit to retained earnings through other comprehensive income in the period in which they occur.

Taxation

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

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date and expected to apply when the temporary differences reverse.

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

Social insurance, passenger taxes and sales taxes are recorded as a liability based on laws enacted in the jurisdictions to which they relate. Liabilities are recorded when an obligation has been incurred.

Tax liabilities are based on the best estimate of the likely obligation at each reporting period. These estimates are subject to revision based on the outcome of tax audits and discussions with revenue authorities that can take several years to conclude.

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

Prospective accounting changes, new standards and interpretations not yet adopted

The following new or revised IFRS standards and IFRIC interpretations will be adopted from their effective dates for the purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	IAS 32 (amendment), “Financial instruments: Presentation-offsetting financial assets and financial liabilities” (effective for fiscal periods beginning on or after January 1, 2014).*

•	IAS 39 (amendment), “Novation of Derivatives and Continuation of Hedge Accounting” (effective for fiscal periods beginning on or after January 1, 2014).*

•	IAS 19 (amendment), “Defined Benefit Plans: Employee Contributions” (effective for fiscal periods beginning on or after July 1, 2014).

•	IFRIC 21, “Levies” (effective for fiscal periods beginning on or after January 1, 2014).*

•	IFRS 9, “Financial Instruments” (2009, as amended in 2011 and 2013) (effective date to be determined).

•	“Improvements to IFRSs”. 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

•	“Improvements to IFRSs”. 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

•	IFRS 14, “Regulators Deferral Accounts” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IAS 16 and IAS 38: “Clarification of Acceptable Methods of Depreciation and Amortisation” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IFRS 11: “Accounting for Acquisitions of Interests in Joint Operations” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IAS 16 and IAS 41: “Agriculture: Bearer Plants” (effective for fiscal periods beginning on or after January 1, 2016).

•	IAS 15, “Revenue from Contracts with Customers” (effective for fiscal periods beginning on or after January 1, 2017).

*	Adopted by the EU (IASB effective date in brackets).

2	Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2014
Cost
At March 31, 2013	6,409.6	58.8	23.2	33.2	2.3	6,527.1
Additions in year	490.5	8.5	3.4	3.3	0.1	505.8
Disposals in year	(84.4)	—	—	—	—	(84.4)

At March 31, 2014	6,815.7	67.3	26.6	36.5	2.4	6,948.5

Depreciation
At March 31, 2013	1,555.1	15.7	19.3	28.6	2.1	1,620.8
Charge for year	343.9	2.6	2.2	3.0	0.1	351.8
Eliminated on disposal	(84.4)	—	—	—	—	(84.4)

At March 31, 2014	1,814.6	18.3	21.5	31.6	2.2	1,888.2

Net book value
At March 31, 2014	5,001.1	49.0	5.1	4.9	0.2	5,060.3

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2013
Cost
At March 31, 2012	6,158.3	46.8	20.8	30.5	2.3	6,258.7
Additions in year	293.4	12.0	2.4	2.8	0.1	310.7
Disposals in year	(42.1)	—	—	(0.1)	(0.1)	(42.3)

At March 31, 2013	6,409.6	58.8	23.2	33.2	2.3	6,527.1

Depreciation
At March 31, 2012	1,275.9	13.4	17.1	25.0	2.1	1,333.5
Charge for year	321.3	2.3	2.2	3.7	0.1	329.6
Eliminated on disposal	(42.1)	—	—	(0.1)	(0.1)	(42.3)

At March 31, 2013	1,555.1	15.7	19.3	28.6	2.1	1,620.8

Net book value

At March 31, 2013	4,854.5	43.1	3.9	4.6	0.2	4,906.3

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2012
Cost
At March 31, 2011	5,953.2	46.6	19.1	27.2	2.2	6,048.3
Additions in year	312.3	0.2	1.7	3.3	0.1	317.6
Disposals in year	(107.2)	—	—	—	—	(107.2)

At March 31, 2012	6,158.3	46.8	20.8	30.5	2.3	6,258.7

Depreciation
At March 31, 2011	1,065.1	11.1	14.8	21.6	2.0	1,114.6
Charge for year	301.1	2.3	2.3	3.4	0.1	309.2
Eliminated on disposal	(90.3)	—	—	—	—	(90.3)

At March 31, 2012	1,275.9	13.4	17.1	25.0	2.1	1,333.5

Net book value
At March 31, 2012	4,882.4	33.4	3.7	5.5	0.2	4,925.2

At March 31, 2014, aircraft with a net book value of €4,471.1 million (2013: €4,663.0 million; 2012: €4,856.0 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2014, the cost and net book value of aircraft included advance payments on aircraft of €282.1 million (2013: Nil; 2012: €110.5 million). Such amounts, where present, are not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

The net book value of assets held under finance leases at March 31, 2014, 2013 and 2012 was €559.0 million, €582.9 million, and €607.5 million respectively.

3	Intangible assets

	At March 31,
	2014	2013	2012
	€M	€M	€M

Landing rights	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 5.3% for 2014, 7.0% for 2013, and 7.7% for 2012.

4	Available-for-sale financial assets

	At March 31,
	2014	2013	2012
	€M	€M	€M

Investment in Aer Lingus	260.3	221.2	149.7

As at March 31, 2014 Ryanair’s total percentage shareholding in Aer Lingus was 29.8% (2013: 29.8%; 2012: 29.8%). The balance sheet value of €260.3 million (2013: €221.2 million; 2012: €149.7 million) reflects the market value of this investment as at March 31, 2014. In accordance with the Company’s accounting policy, this asset is held at fair value with a corresponding adjustment to other comprehensive income following initial acquisition. Any impairment losses that arise are recognised in the income statement and are not subsequently reversed. Any cumulative loss previously recognised in other comprehensive income is transferred to the income statement once an impairment is considered to have occurred.

The movement on the available for sale financial asset from €221.2 million at March 31, 2013 to €260.3 million at March 31, 2014 is comprised of a gain of €39.1 million, recognised through other comprehensive income, reflecting the increase in the share price of Aer Lingus from €1.39 per share at March 31, 2013 to approximately €1.64 per share at March 31, 2014.

This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have control or the power to exercise “material influence” over the entity. The Company’s determination that it does not have control, or even exercise a “significant influence” over Aer Lingus through its minority shareholding has been based on the following factors, in particular:

•	Ryanair does not have any representation on the Aer Lingus Board of Directors, nor does it have a right to appoint a director;

•	Ryanair does not participate in Aer Lingus’ policy-making decisions, nor does it have a right to participate in such policy-making decisions;

•	There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies;

•	Aer Lingus and its significant shareholder (the Irish government: 25.1%) have openly opposed Ryanair’s investment or participation in the company;

•	In August 2007, September 2007 and November/December 2011, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law);

•	On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair’s request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus’ annual general meeting;

•	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission’s finding has been confirmed by the European Union’s General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair’s shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010); and

•	On February 27, 2013 the European Commission prohibited Ryanair’s bid made on June 19, 2012, to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected in 2015 and may affirm or annul the decision of the European Commission.

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair actively engaged with the Competition Commission’s investigation of the minority stake. On August 28, 2013, the UK Competition Commission (UKCC) issued its final decision in which it found that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led, or may be expected to lead, to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland”. As a result of its findings, the UKCC ordered Ryanair to reduce its shareholding in Aer Lingus to below 5 per cent of Aer Lingus’ issued ordinary shares. Ryanair appealed the UKCC’s final decision to the Competition Appeal Tribunal (CAT) on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 3, 2014, Ryanair applied for permission to appeal the CAT’s judgment to the UK Court of Appeal. Should Ryanair’s permission to appeal, the appeal itself or any subsequent appeal to the UK Supreme Court be refused, Ryanair could suffer losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares. Ryanair believes that the enforcement of any such decision should be delayed until the outcome of Ryanair’s appeal against the European Commission’s February 2013 prohibition decision of Ryanair’s 2012 offer for Aer Lingus, and the conclusion of any appeals against the UKCC’s decision in the UK courts. However, it is possible that the UKCC will seek to enforce any such sell-down remedy at an earlier date.

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

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2014, the Company had hedged approximately 90% of its estimated fuel exposure for the year ending March 31, 2015. At March 31, 2013, the Company had hedged approximately 90% of its estimated fuel exposure for the year ending March 31, 2014. At March 31, 2012, the Company had hedged approximately 90% of its estimated fuel exposure for the year ending March 31, 2013.

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

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on certain derivative and other financing arrangements with Ryanair (restricted cash). At March 31, 2014, such restricted cash amounted to €13.3 million (2013: €24.7 million; 2012: €35.1 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

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

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2014	2013	2012
	€M	€M	€M
Non-current assets
Gains on cash-flow hedging instruments – maturing within one year	0.4	5.1	3.3

	0.4	5.1	3.3

Current assets
Gains on cash flow hedging instruments – maturing after one year	16.7	78.1	231.9

	16.7	78.1	231.9

Total derivative assets	17.1	83.2	235.2

Current liabilities
Losses on cash flow hedging instruments – maturing within one year	(95.4)	(31.8)	(28.2)

	(95.4)	(31.8)	(28.2)

Non-current liabilities
Losses on cash flow hedging instruments – maturing after one year	(43.2)	(50.1)	(53.6)

	(43.2)	(50.1)	(53.6)

Total derivative liabilities	(138.6)	(81.9)	(81.8)

Net derivative financial instrument position at year-end	(121.5)	1.3	153.4

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value 2014	Fair value 2013	Fair value 2012
	€M	€M	€M
Interest rate swaps (a)
Less than one year (b)	(31.0)	(31.8)	(26.7)
Between one and five years	(40.9)	(49.9)	(53.8)
After five years	(0.5)	(0.2)	0.2

	(72.4)	(81.9)	(80.3)

Foreign currency forward contracts (a)
Less than one year	(64.4)	42.3	86.1
Between one and five years	(0.7)	5.1	3.0
After five years	(1.1)	—	0.3

	(66.2)	47.4	89.4

Commodity forward contracts (c)
Less than one year	16.7	35.8	144.3
Between one and five years	0.4	—	—

	17.1	35.8	144.3

Net derivative position at year end	(121.5)	1.3	153.4

(a)	Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.
(b)	€31.0 million interest rate swap financial liabilities falling due within one year, includes €8.5 million derivative financial liabilities, falling due within one year, in respect of cross currency interest rate swaps (see Note 11 to the consolidated financial statements).
(c)	€17.1 million commodity forward contracts relate solely to jet fuel derivative financial assets (see Note 11 of the consolidated financial statements).

Interest rate swaps are primarily used to convert a portion of the Company’s floating rate exposures on borrowings and operating leases into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt or lease being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all designated in cash-flow hedges of the forecasted variable interest payments and rentals due on the Company’s underlying debt and operating leases and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current and preceding years.

The Company also utilises cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company’s U.S. dollar denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all designated in cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Company’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current year.

Foreign currency forward contracts may be utilised in a number of ways: forecast U.K. pounds sterling and euro revenue receipts are converted into U.S. dollars to hedge against forecasted U.S. dollar payments principally for jet fuel, insurance, capital expenditure and other aircraft related costs. These are designated in cash-flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar to U.K. pounds sterling and euro exchange rates for the forecasted U.S. dollar purchases. Because the timing of anticipated payments and the settlement of the related derivatives is very closely coordinated, no ineffectiveness has been recorded for these foreign currency forward contracts in the current or preceding years (the underlying hedged items and hedging instruments have been consistently closely matched).

The Company also utilises jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Company’s forecasted fuel purchases, and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These are designated in cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. No ineffectiveness has been recorded on these arrangements in the current or preceding years.

The European Union Emissions Trading System (EU ETS) began operating for airlines on January 1, 2012. In order to manage the risks associated with the fluctuation in the price of carbon emission credits, the Company entered into swap arrangements to fix the cost of a portion of its forecasted carbon emission credit purchases. The Company can forecast its requirement for carbon credits as they are directly linked to its consumption of jet fuel. These instruments have been designated in cash-flow hedges and no ineffectiveness has been recorded in the current year.

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2014	2013	2012
	€M	€M	€M

Commodity forward contracts
Reclassification adjustments for losses/(gains) recognised in fuel and oil operating expenses, net of tax	0.7	(38.0)	(284.2)
Interest rate swaps
Reclassification adjustments for losses recognised in finance expense, net of tax	24.0	25.9	22.7
Foreign currency forward contracts
Reclassification adjustments for (gains)/losses recognised in fuel and oil operating expenses, net of tax	(0.3)	(2.3)	6.5

	24.4	(14.4)	(255.0)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2014	2013	2012
	€M	€M	€M

Foreign currency forward contracts
Recognised in property plant and equipment – aircraft additions	(0.1)	4.7	(11.1)

	(0.1)	4.7	(11.1)

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur, as of March 31, 2014, 2013 and 2012:

	Carrying Amount	Expected Cash Flows	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2014
Interest rate swaps	(72.4)	(51.0)	(22.0)	(17.6)	(9.2)	(1.6)	(0.6)
U.S. dollar currency forward contracts	(66.4)	(66.7)	(64.6)	0.3	(0.4)	(0.3)	(1.7)
U.K. pounds sterling currency forward contracts	0.2	0.2	0.2	—	—	—	—
Commodity forward contracts	17.1	17.1	16.7	0.4	—	—	—

	(121.5)	(100.4)	(69.7)	(16.9)	(9.6)	(1.9)	(2.3)

	Carrying Amount	Expected Cash Flows	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Interest rate swaps	(81.9)	(72.3)	(27.1)	(22.0)	(14.6)	(7.3)	(1.3)
U.S. dollar currency forward contracts	47.4	48.5	42.3	1.6	1.7	1.8	1.1
Commodity forward contracts	35.8	35.8	35.8	—	—	—	—

	1.3	12.0	51.0	(20.4)	(12.9)	(5.5)	(0.2)

	Carrying Amount	Expected Cash Flows	2013	2014	2015	2016	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2012
Interest rate swaps	(80.3)	(70.5)	(22.7)	(23.7)	(14.4)	(7.4)	(2.3)
U.S. dollar currency forward contracts	89.4	90.1	86.0	0.9	0.9	0.9	1.4
Commodity forward contracts	144.3	144.3	144.3	—	—	—	—

	153.4	163.9	207.6	(22.8)	(13.5)	(6.5)	(0.9)

Derivative transactions entered into by the Company with a particular counterparty are not settled net and there are no provisions within these agreements to off-set similar transactions.

The Company entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financing of certain aircraft. Cash deposits are required to be set aside as collateral for certain historic interest rate swaps to mitigate the counterparty’s exposure to fluctuations in the underlying interest rate swaps. The following table sets out the carrying amounts of recognised financial instruments that are subject to the above agreements:

	At March 31,
	2014	2013	2012
	€M	€M	€M
Gross financial instruments in the statement of financial position

Derivative financial liabilities

- Interest rate swaps	(11.0)	(21.6)	(32.1)
Related financial instruments that are not offset
- Restricted Cash	13.3	24.7	35.1

Net amount	2.3	3.1	3.0

The following tables indicate the periods in which cash flows associated with derivatives designated as cash-flow hedges were expected to impact profit or loss, as of March 31, 2014, 2013 and 2012:

	Carrying Amount	Expected Cash flows	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2014
Interest rate swaps	(72.4)	(51.0)	(22.0)	(17.6)	(9.2)	(1.6)	(0.6)
U.S. dollar currency forward contracts	(51.4)	(51.7)	(50.6)	1.3	(0.4)	(0.3)	(1.7)
U.S. dollar currency forward contracts to be capitalised in property plant & equipment- aircraft additions	(15.0)	(15.0)	(14.0)	(1.0)	—	—	—
U.K. pounds sterling currency forward contracts	0.2	0.2	0.2	—	—	—	—
Commodity forward contracts	17.1	17.1	16.7	0.4	—	—	—

	(121.5)	(100.4)	(69.7)	(16.9)	(9.6)	(1.9)	(2.3)

	Carrying Amount	Expected Cash flows	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Interest rate swaps	(81.9)	(72.3)	(27.1)	(22.0)	(14.6)	(7.3)	(1.3)
U.S. dollar currency forward contracts	47.4	48.5	42.3	1.6	1.7	1.8	1.1
Commodity forward contracts	35.8	35.8	35.8	—	—	—	—

	1.3	12.0	51.0	(20.4)	(12.9)	(5.5)	(0.2)

	Carrying Amount	Expected Cash flows	2013	2014	2015	2016	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2012
Interest rate swaps	(80.3)	(70.5)	(22.7)	(23.7)	(14.4)	(7.4)	(2.3)
U.S. dollar currency forward contracts	82.5	83.2	79.1	0.9	0.9	0.9	1.4
U.S. dollar currency forward contracts to be capitalised in property plant and equipment – aircraft additions	6.9	6.9	6.9	—	—	—	—
Commodity forward contracts	144.3	144.3	144.3	—	—	—	—

	153.4	163.9	207.6	(22.8)	(13.5)	(6.5)	(0.9)

6	Inventories

	At March 31,
	2014	2013	2012
	€M	€M	€M

Consumables	2.5	2.7	2.8

In the view of the directors, there are no material differences between the net realisable value of inventories and the balance sheet amounts.

7	Other assets

	At March 31,
	2014	2013	2012
	€M	€M	€M

Prepayments	121.6	64.9	60.0
Interest receivable	2.6	2.8	4.9

	124.2	67.7	64.9

All amounts fall due within one year.

8	Trade receivables

	At March 31,
	2014	2013	2012
	€M	€M	€M

Trade receivables	58.2	56.2	51.6
Allowance for impairment	(0.1)	(0.1)	(0.1)

	58.1	56.1	51.5

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2013: Nil; 2012: Nil). There were no bad debt write-offs in the year (2013: Nil; 2012: Nil).

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2014, at March 31, 2013 or at March 31, 2012.

At March 31, 2014, €1.4 million (2013: €1.1 million; 2012: €1.0 million) of our total accounts receivable balance were past due, of which €0.1 million (2013: €0.1 million; 2012: €0.1 million) was impaired and provided for and €1.3 million (2013: €1.0 million; 2012: €0.9 million) was considered past due but not impaired.

9	Restricted cash

Restricted cash consists of €13.3 million (2013: €24.7 million; 2012: €35.1 million) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Company.

10	Accrued expenses and other liabilities

	At March 31,
	2014	2013	2012
	€M	€M	€M

Accruals	397.8	431.6	327.0
Taxation	308.1	251.5	228.8
Unearned revenue	855.3	658.3	681.4

	1,561.2	1,341.4	1,237.2

Taxation comprises:

	At March 31,
	2014	2013	2012
	€M	€M	€M

PAYE (payroll taxes)	6.7	5.2	5.1
Other tax (principally air passenger duty in various countries)	301.4	246.3	223.7

	308.1	251.5	228.8

11	Financial instruments and financial risk management

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

(a)	Financial assets and financial liabilities – fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2014, 2013 and 2012 were as follows:

	Available For Sale	Cash- Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2014
Available-for-sale financial assets	260.3	—	—	260.3	260.3
Cash and cash equivalents	—	—	1,730.1	1,730.1
Financial asset: cash > 3 months	—	—	1,498.3	1,498.3
Restricted cash	—	—	13.3	13.3
Derivative financial instruments:-
- Jet fuel derivative contracts	—	17.1	—	17.1	17.1
Trade receivables	—	—	58.1	58.1
Other assets	—	—	2.6	2.6

Total financial assets at March 31, 2014	260.3	17.1	3,302.4	3,579.8	277.4

	Available For Sale	Cash- Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2013
Available-for-sale financial assets	221.2	—	—	221.2	221.2
Cash and cash equivalents	—	—	1,240.9	1,240.9
Financial asset: cash > 3 months	—	—	2,293.4	2,293.4
Restricted cash	—	—	24.7	24.7
Derivative financial instruments:-
- U.S. dollar currency forward contracts	—	47.4	—	47.4	47.4
- Jet fuel derivative contracts	—	35.0	—	35.0	35.0
- Carbon derivative contracts	—	0.8	—	0.8	0.8
Trade receivables	—	—	56.1	56.1
Other assets	—	—	2.8	2.8

Total financial assets at March 31, 2013	221.2	83.2	3,617.9	3,922.3	304.4

	Available For Sale	Cash- Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2012
Available-for-sale financial assets	149.7	—	—	149.7	149.7
Cash and cash equivalents	—	—	2,708.3	2,708.3
Financial asset: cash > 3 months	—	—	772.2	772.2
Restricted cash	—	—	35.1	35.1
Derivative financial instruments:-
- U.S. dollar currency forward contracts	—	89.4	—	89.4	89.4
- Jet fuel derivative contracts	—	145.8	—	145.8	145.8
Trade receivables	—	—	51.5	51.5
Other assets	—	—	4.9	4.9

Total financial assets measured at March 31, 2012	149.7	235.2	3,572.0	3,956.9	384.9

The Company has not disclosed the fair value of the financial instruments: cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables and other assets because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at Amortised Cost	Cash-Flow Hedges	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M

At March 31, 2014
Current and non-current maturities of debt	3,083.6	—	3,083.6	3,128.8
Derivative financial instruments:-
-Interest rate swaps	—	72.4	72.4	72.4
- Foreign exchange forward contracts	—	66.2	66.2	66.2
Trade payables	150.0	—	150.0
Accrued expenses	397.8	—	397.8

Total financial liabilities at March 31, 2014	3,631.4	138.6	3,770.0	3,267.4

At March 31, 2013
Current and non-current maturities of debt	3,498.3	—	3,498.3	3,555.7
Derivative financial instruments:-
-Interest rate swaps	—	81.9	81.9	81.9
Trade payables	138.3	—	138.3
Accrued expenses	431.6	—	431.6

Total financial liabilities at March 31, 2013	4,068.2	81.9	4,150.1	3,637.6

At March 31, 2012
Current and non-current maturities of debt	3,625.2	—	3,625.2	3,665.4
Derivative financial instruments:-
-Interest rate swaps	—	80.3	80.3	80.3
-Carbon swaps	—	1.5	1.5	1.5
Trade payables	181.2	—	181.2
Accrued expenses	327.0	—	327.0

Total financial liabilities at March 31, 2012	4,133.4	81.8	4,215.2	3,747.2

The Company has not disclosed the fair value for financial liabilities such as trade payables and accrued expenses because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

Estimation of fair values

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Company’s financial instruments:

Financial instruments measured at fair value

•	Available-for-sale: The fair value of available-for-sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)

•	Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)

•	Derivatives – currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2014 has been used to establish fair value. (Level 2)

Financial instruments not measured at fair value

•	Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year to March 31, 2014 that affect the fair value of the Company’s Financial Assets and Financial Liabilities.

The table below analyses financial instruments carried at fair value in the balance sheet categorised by the type of valuation method used. The different valuation levels are defined as follows:

•	Level 1: Inputs are based on unadjusted quoted prices in active markets for identical instruments.

•	Level 2: Inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2014
Assets measured at fair value
Available-for-sale financial asset	260.3	—	—	260.3
Cash-flow hedges – jet fuel derivative contracts	—	17.1	—	17.1

	260.3	17.1	—	277.4

Liabilities measured at fair value
Cash-flow hedges – interest rate swaps	—	72.4	—	72.4
Cash-flow hedges – Foreign exchange forward contracts	—	66.2	—	66.2

	—	138.6	—	138.6

Liabilities not measured at fair value
Long-term debt	—	3,128.8	—	3,128.8

	—	3,128.8	—	3,128.8

During the year ended March 31, 2014, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

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

During the year ended March 31, 2012, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurement.

(b)	Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel and carbon arrangements in place:

	At March 31,
	2014	2013	2012
	€M	€M	€M
Carbon swaps – fair value	—	0.8	(1.5)
Jet fuel forward contracts – fair value	17.1	35.0	145.8

	17.1	35.8	144.3

All of the above commodity contracts mature within the year and are matched against highly probable forecast commodity cash flows.

(c)	Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2014, the Company had total borrowings of €3,083.6 million (2013: €3,498.3 million; 2012: €3,625.2 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 210 Boeing 737-800 “next generation” aircraft (2013: 210; 2012: 199). The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to 30 aircraft held under finance leases (2013: 30; 2012: 30), 6 aircraft financed by way of other commercial debt (2013: 6; 2012: 6) and aircraft simulators.

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2014 was as follows:

	Weighted average fixed rate (%)	2015 €M	2016 €M	2017 €M	2018 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt	2.93%	90.9	93.9	97.1	96.1	257.7	635.7
Debt swapped from floating to fixed	3.79%	171.9	150.7	138.5	207.3	430.5	1,098.9

Secured long-term debt after swaps	3.30%	262.8	244.6	235.6	303.4	688.2	1,734.6
Finance leases	2.81%	41.6	—	45.6	59.8	162.4	309.4

Total fixed rate debt		304.4	244.6	281.2	363.2	850.6	2,044.0

Floating rate
Secured long-term debt		261.8	240.5	230.6	302.7	695.5	1,731.1
Debt swapped from floating to fixed		(171.9)	(150.7)	(138.5)	(207.3)	(430.5)	(1,098.9)

Secured long-term debt after swaps	0.74%	89.9	89.8	92.1	95.4	265.0	632.2
Finance leases	1.48%	73.6	49.7	66.9	70.7	146.5	407.4

Total floating rate debt	1.03%	163.5	139.5	159.0	166.1	411.5	1,039.6

Total financial liabilities		467.9	384.1	440.2	529.3	1,262.1	3,083.6

All of the above debt maturing after 2018 will mature between fiscal 2018 and fiscal 2025.

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2013 was as follows:

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

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2012 was as follows:

	Weighted average fixed rate (%)	2013 €M	2014 €M	2015 €M	2016 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt	2.94%	78.9	81.8	84.7	87.5	392.8	725.7
Debt swapped from floating to fixed	3.96%	154.7	159.0	161.5	140.2	675.2	1,290.6

Secured long-term debt after swaps	3.59%	233.6	240.8	246.2	227.7	1,068.0	2,016.3
Finance leases	2.81%	—	—	39.8	—	254.4	294.2

Total fixed rate debt		233.6	240.8	286.0	227.7	1,322.4	2,310.5

Floating rate
Secured long-term debt		238.5	245.9	251.4	230.0	1,127.6	2,093.4
Debt swapped from floating to fixed		(154.7)	(159.0)	(161.5)	(140.2)	(675.2)	(1,290.6)

Secured long-term debt after swaps	1.47%	83.8	86.9	89.9	89.8	452.4	802.8
Finance leases	2.43%	51.0	53.4	55.8	67.5	284.2	511.9

Total floating rate debt	1.85%	134.8	140.3	145.7	157.3	736.6	1,314.7

Total financial liabilities		368.4	381.1	431.7	385.0	2,059.0	3,625.2

All of the above debt maturing after 2016 will mature between fiscal 2016 and fiscal 2024.

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2014	2013	2012
	€M	€M	€M

Balance at start of year	3,498.3	3,625.2	3,649.4
Loans raised to finance aircraft acquisitions– denominated in euro	—	82.8	292.3
Loans raised to finance aircraft acquisitions– denominated in U.S. dollars	—	151.8	—
Repayments of amounts borrowed	(390.8)	(366.4)	(329.7)
Foreign exchange gain/(loss) on conversion of U.S. dollar loans	(23.9)	4.9	13.2

Balance at end of year	3,083.6	3,498.3	3,625.2

Less than one year	467.9	399.9	368.4
More than one year	2,615.7	3,098.4	3,256.8

	3,083.6	3,498.3	3,625.2

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2015	2016	2017	2018	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2014
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		945.1	1,020.7	148.7	108.2	154.9	165.8	443.1
-Swapped to fixed rate debt		1,098.9	1,109.7	178.4	153.9	139.5	207.3	430.6

- Fixed rate debt	3.23%	2,044.0	2,130.4	327.1	262.1	294.4	373.1	873.7
- Floating rate debt	1.03%	1,039.6	1,088.6	175.0	148.9	167.1	172.8	424.8

		3,083.6	3,219.0	502.1	411.0	461.5	545.9	1,298.5
Derivative financial instruments
- Interest rate swaps		72.4	51.0	22.0	17.6	9.2	1.6	0.6
- U.S dollar currency forward		66.4	66.7	64.6	(0.3)	0.4	0.3	1.7
Trade payables		150.0	150.0	150.0	—	—	—	—
Accrued expenses		397.8	397.8	397.8	—	—	—	—

Total at March 31, 2014		3,770.2	3,884.5	1,136.5	428.3	471.1	547.8	1,300.8

		Total Carrying Value	Total Contractual Cash flows	2014	2015	2016	2017	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		1,025.3	1,131.3	105.9	107.1	148.9	109.3	660.1
-Swapped to fixed rate debt		1,293.3	1,329.2	182.1	180.6	156.2	141.8	668.5

- Fixed rate debt	3.29%	2,318.6	2,460.5	288.0	287.7	305.1	251.1	1,328.6
- Floating rate debt	0.95%	1,179.7	1,226.3	154.8	156.7	166.1	166.6	582.1

		3,498.3	3,686.8	442.8	444.4	471.2	417.7	1,910.7
Derivative financial instruments:-
-Interest rate swaps		81.9	72.3	27.1	22.0	14.6	7.3	1.3
Trade payables		138.3	138.3	138.3	—	—	—	—
Accrued expenses		431.6	431.6	431.6	—	—	—	—

Total at March 31, 2013		4,150.1	4,329.0	1,039.8	466.4	485.8	425.0	1,912.0

		Total Carrying Value	Total Contractual Cash flows	2013	2014	2015	2016	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2012
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		1,019.9	1,133.9	98.9	99.9	140.7	101.8	692.6
-Swapped to fixed rate debt		1,290.6	1,329.4	170.2	170.6	168.7	143.7	676.2

- Fixed rate debt	3.49%	2,310.5	2,463.3	269.1	270.5	309.4	245.5	1,368.8
- Floating rate debt	1.85%	1,314.7	1,436.9	158.3	161.3	164.4	173.3	779.6

		3,625.2	3,900.2	427.4	431.8	473.8	418.8	2,148.4
Derivative financial instruments:-
- Interest rate swaps		80.3	70.5	22.7	23.7	14.4	7.4	2.3
-Carbon swaps		1.5	1.5	1.5	—	—	—	—
Trade payables		181.2	181.2	181.2	—	—	—	—
Accrued expenses		327.0	327.0	327.0	—	—	—	—

Total at March 31, 2012		4,215.2	4,480.4	959.8	455.5	488.2	426.2	2,150.7

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2014, all of the Company’s cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 0.37% (2013: 0.39%; 2012: 1.07%).

	March 31, 2014		March 31, 2013		March 31, 2012
Financial assets	Within 1 year	Total	Within 1 year	Total	Within 1 year	Total
	€M	€M	€M	€M	€M	€M

Cash and cash equivalents	1,730.1	1,730.1	1,240.9	1,240.9	2,708.3	2,708.3
Cash > 3 months	1,498.3	1,498.3	2,293.4	2,293.4	772.2	772.2
Restricted cash	13.3	13.3	24.7	24.7	35.1	35.1

Total financial assets	3,241.7	3,241.7	3,559.0	3,559.0	3,515.6	3,515.6

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

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2014, 2013 and 2012. Such amounts have been translated using the following year-end foreign currency rates in 2014: €/£: 0.8282; €/$: 1.3788 (2013: €/£: 0.8456; €/$: 1.2805; 2012: €/£: 0.8339; €/$: 1.3356).

	March 31, 2014			March 31, 2013			March 31, 2012
	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	79.0	—	95.4	73.6	—	87.1	38.9	—	46.7
U.S. Dollar cash and liquid resources	—	9.3	6.7	—	206.9	161.6	—	—	—

	79.0	9.3	102.1	73.6	206.9	248.7	38.9	—	46.7

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2014, 2013 and 2012. Such amounts have been translated using the following year-end foreign currency rates in 2014: €/$: 1.3788.

	March 31, 2014		March 31, 2013		March 31, 2012
	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
U.S dollar long term debt	411.1	298.1	450.0	351.4	282.8	211.7

	411.1	298.1	450.0	351.4	282.8	211.7

The Company has entered into cross currency interest rate swap arrangements to manage exposures to fluctuations in foreign exchange rates on these U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. The fair value of these cross currency interest rate swap instruments at March 31, 2014 was €8.5 million, (2013: €5.2 million; 2012: €7.4 million) which has been classified within current liabilities, specifically derivative liabilities falling due within one year (see Note 5 to the consolidated financial statements).

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2014, 2013 and 2012:

	March 31, 2014		March 31, 2013		March 31, 2012
Currency forward contracts	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
U.S. dollar currency forward contracts
- for fuel and other purchases	3,216.4	2,385.9	2,417.8	1,836.2	2,657.0	1,907.9
- for aircraft purchases	919.3	683.2	—	—	191.7	136.9

	4,135.7	3,069.1	2,417.8	1,836.2	2,848.7	2,044.8

	March 31, 2014		March 31, 2013		March 31, 2012
Currency forward contracts	Stg £	euro equiv.	Stg £	euro equiv.	Stg £	euro equiv.
	£M	€M	£M	€M	£M	€M
U.K pounds sterling currency forward contracts	22.5	27.4	—	—	10.0	12.0

	22.5	27.4	—	—	10.0	12.0

(e)	Equity risk

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

At March 31, 2014, €1.4 million (2013: €1.1 million; 2012: €1.0 million) of our total accounts receivable balance were past due, of which €0.1 million (2013: €0.1 million; 2012: €0.1 million) was impaired and provided for and €1.3 million (2013: €1.0 million; 2012: €0.9 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

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

The Company finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2014 of €3,241.7 million (2013: €3,559.0 million; 2012: €3,515.6 million). During the year, the Company funded €505.8 million in purchases of property, plant and equipment (2013: €310.7 million; 2012: €317.6 million). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related financing structures.

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

(i) Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2014, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €18.0 million (net of tax) in net interest income and expense in the income statement (2013: €18.3 million; 2012: €18.3 million) and €16.7 million in equity (2013: €28.8 million: 2012: €36.9 million). All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii) Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2014 would have a respective positive or negative impact on the income statement of €3.0 million (net of tax) (2013: €2.6 million; 2012: €1.8 million) and on equity of €288.2 million (net of tax) (2013: €183.1 million; 2012: €176.3 million).

(iii) Equity price risk: An increase/decrease of 10% in the Aer Lingus share price as of March 31, 2014 would result in an increase/decrease of €26.0 million in the fair value of the available-for-sale financial assets (2013: €22.1 million; 2012: €15.0 million). The increase/decrease would be recognised in other comprehensive income.

12	Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2014	2013	2012
	€M	€M	€M
Current tax (assets)/liabilities
Corporation tax (prepayment)/provision	(1.1)	0.3	(9.3)

Total current tax (assets)/liabilities	(1.1)	0.3	(9.3)

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions and available-for-sale securities	368.6	346.5	324.4

Total deferred tax liabilities	368.6	346.5	324.4

Deferred tax (assets)
Net operating losses	—	—	(5.0)

Total deferred tax assets	—	—	(5.0)

Total deferred tax liabilities (net)	368.6	346.5	319.4

Total tax liabilities (net)	367.5	346.8	310.1

	At March 31,
	2014	2013	2012
	€M	€M	€M
Reconciliation of current tax
At beginning of year	0.3	(9.3)	(0.5)
Corporation tax charge in year	31.1	34.1	4.9
Adjustment in respect of prior-year under/(over) provision	—	1.3	(0.1)
Tax paid	(32.5)	(25.8)	(13.6)

At end of year	(1.1)	0.3	(9.3)

	At March 31,
	2014	2013	2012
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year	346.5	319.4	267.7
Release of deferred tax asset for prior-year net operating losses	—	5.0	26.4
New temporary differences on property, plant and equipment, derivatives, pensions and other items	22.1	22.1	25.3

At end of year	368.6	346.5	319.4

The charge in the year to March 31, 2014 consisted of temporary differences of a charge of €37.5 million for property, plant and equipment recognised in the income statement and a credit of €15.2 million for derivatives and a credit of €0.2 million for pensions, all recognised in other comprehensive income. The charge in the year to March 31, 2013 consisted of temporary differences of a charge of €41.3 million for property, plant and equipment recognised in the income statement, a credit of €19.0 million for derivatives and a credit of €0.2 million for pensions, all recognised in other comprehensive income. New temporary differences arising in the year to March 31, 2012 consisted of temporary differences of a charge of €41.4 million for property, plant and equipment recognised in the income statement, a credit of €15.2 million for derivatives and a credit of €0.9 million for pensions, all recognised in other comprehensive income.

The components of the tax expense in the income statement were as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Corporation tax charge in year	31.1	35.4	4.9
Deferred tax charge relating to origination and reversal of temporary differences	37.5	46.2	67.7

	68.6	81.6	72.6

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	%	%	%

Statutory rate of Irish corporation tax	12.5	12.5	12.5
Adjustments for earnings taxed at higher rates	—	0.1	0.2
Adjustments for earnings taxed at lower rates	(0.5)	(0.7)	(1.1)
Other differences	(0.4)	0.6	(0.1)

Total effective rate of taxation	11.6	12.5	11.5

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2014	2013	2012
	€M	€M	€M

Defined benefit pension obligations	(0.2)	(0.2)	(0.9)
Derivative financial instruments	(15.2)	(19.0)	(15.2)

Total tax charge in other comprehensive income	(15.4)	(19.2)	(16.1)

The majority of current and deferred tax recorded in each of fiscal 2014, 2013 and 2012 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2014, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2014	2013	2012
	€M	€M	€M

Arising on capital allowances and other temporary differences	385.7	348.2	306.9
Arising on net operating losses carried forward	—	—	(5.0)
Arising on derivatives	(16.9)	—	19.0
Arising on pension	(0.2)	(1.7)	(1.5)

Total	368.6	346.5	319.4

At March 31, 2014, 2013 and 2012, the Company recognised all required deferred tax assets and liabilities. No deferred tax has been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13	Provisions

	At March 31,
	2014	2013	2012
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft (a)	132.2	122.4	91.3
Provision for pension obligation (b)	1.7	13.5	11.9

	133.9	135.9	103.2

	At March 31,
	2014	2013	2012
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	122.4	91.3	84.7
Increase in provision during the year	38.0	41.9	33.1
Utilisation of provision upon the hand-back of aircraft	(28.2)	(10.8)	(26.5)

At end of year	132.2	122.4	91.3

During the 2014 fiscal year, the Company returned 8 aircraft held under operating lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2014, 2013 and 2012 are as follows:

	Carrying Value	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2014
Provision for leased aircraft maintenance	132.2	1.4	49.0	44.5	22.2	15.1

	Carrying Value	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2013
Provision for leased aircraft maintenance	122.4	52.0	10.4	20.7	23.3	16.0

	Carrying Value	2013	2014	2015	2016	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2012
Provision for leased aircraft maintenance	91.3	4.3	44.3	8.0	14.9	19.8

	At March 31,
	2014	2013	2012
	€M	€M	€M
b) Provision for pension obligation
At beginning of year	13.5	11.9	4.9
Settlement on closure of Irish defined benefit plan	(12.5)	—	—
Movement during the year	0.7	1.6	7.0

At end of year	1.7	13.5	11.9

See Note 21 to the consolidated financial statements for further details.

14	Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2014, Ryanair returned 8 sale-and-leaseback aircraft but did not enter into sale-and-leaseback arrangements for any new Boeing 737-800 “next generation” aircraft (2013: 4; 2012: 11). Total sale-and-leaseback aircraft at March 31, 2014 was 51.

15	Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2014	2013	2012
	€M	€M	€M

Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each 0	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,383,237,668 ordinary equity shares of 0.635 euro cent each	8.8	—	—
1,447,051,752 ordinary equity shares of 0.635 euro cent each	—	9.2	—
1,455,593,261 ordinary equity shares of 0.635 euro cent each	—	—	9.3

The movement in the share capital balance year-on-year principally relates to 5.7 million (2013: 6.5 million; 2012: 2.5 million) new shares issued due to the exercise of share options, less the cancellation of 69.5 million shares relating to share buy-backs (2013: 15.0 million; 2012: 36.5 million).

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2014	2013	2012
	€M	€M	€M
Balance at beginning of year	687.8	666.4	659.3
Share premium arising from the exercise of 5.7 million options in fiscal 2014, 6.5 million options in fiscal 2013 and 2.5 million options in fiscal 2012	16.4	21.4	7.1

Balance at end of year	704.2	687.8	666.4

(c)	Share options and share purchase arrangements

The Company has adopted a number of share option plans, which allow current or future employees or executive directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. These share options schemes are cash settled.

Details of the share options outstanding are set out below:

	Share Options M	Weighted Average Exercise Price

Outstanding at March 31, 2011	23.4	€3.07

Exercised	(2.5)	€2.81
Expired	(0.8)	€3.40
Forfeited	(2.1)	€3.08

Outstanding at March 31, 2012	18.0	€3.11

Exercised	(6.5)	€3.32

Outstanding at March 31, 2013	11.5	€2.97

Exercised	(5.7)	€2.90

Outstanding at March 31, 2014	5.8	€3.04

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2014 was €7.61 (2013: €5.95; 2012: €4.48). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the 2014 fiscal year were €7.70 and €5.33, respectively (2013: €6.16 and €3.83, respectively; 2012: €4.48 and €2.82, respectively). There were 5.8 million options exercisable at March 31, 2014 (2013: 2.1 million; 2012: 6.2 million). The average share price for the year was €6.59 (2013: €4.65; 2012: €3.58).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2014 fiscal year was €6.67 (2013: €4.94; 2012: €3.69).

At March 31, 2014 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options outstanding			Options exercisable
Range of exercise price (€)	Number outstanding M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)	Number exercisable M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)

2.59-4.99	5.8	1.24	3.04	5.8	1.24	3.04

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €1.9 million to the income statement (2013: €1.9 million charge; 2012: €0.7 million credit) being recognised within the income statement in accordance with employee services rendered.

16	Other equity reserve

The total share based payments reserve at March 31, 2014 was €9.1 million (2013: €14.2 million; 2012: €21.6 million). The available-for-sale financial asset reserve at March 31, 2014 was €180.6 million (2013: €141.5 million; 2012: €70.0 million). The total cash-flow hedge reserve amounted to negative €83.2 million at March 31, 2014 (2013: €0.5 million; 2012: €138.6 million). Further details of the group’s derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

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

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the year. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company’s ongoing core operations, such as the impairment of a financial asset investment, accelerated depreciation related to aircraft disposals and one off release of ticket sale revenue.

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

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.

Reportable segment information is presented as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

External revenues	5,036.7	4,884.0	4,390.2

Reportable segment adjusted profit after income tax	522.8	569.3	502.6

Other segment information:
Depreciation	(351.8)	(329.6)	(309.2)
Finance income	16.5	27.4	44.3
Finance expense	(83.2)	(99.3)	(109.2)
Capital expenditure	(505.8)	(310.7)	(317.6)

	At March 31, 2014	At March 31, 2013	At March 31, 2012
	€M	€M	€M

Reportable segment assets (i)	8,551.8	8,721.8	8,851.3

(i)	Excludes the available-for-sale financial asset.

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Total adjusted profit for reportable segment	522.8	569.3	502.6
Other items of profit or loss;
One-off revenue adjustment (a)	—	—	57.8

Consolidated profit after income tax	522.8	569.3	560.4

(a)	The exceptional item in fiscal year 2012, relates to a one-off release of ticket sales revenue of €57.8 million, net of tax, due to a change in accounting estimates relating to the timing of revenue recognition for unused passenger tickets which was made as a result of the availability of more accurate and timely data obtained through system enhancements.

Entity-wide disclosures:

Geographical information for revenue by country of origin is as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Ireland	532.4	471.3	387.2
United Kingdom	1,253.6	1,227.1	1,054.6
Other European countries	3,250.7	3,185.6	2,948.4

	5,036.7	4,884.0	4,390.2

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Non-flight scheduled	1,012.4	832.9	677.4
In-flight	117.3	109.8	106.7
Internet income	117.5	121.5	102.1

	1,247.2	1,064.2	886.2

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

18	Staff numbers and costs

The average weekly number of staff, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Flight and cabin crew	8,706	8,280	7,656
Sales, operations, management and administration	795	779	782

	9,501	9,059	8,438

At March 31, 2014 the company had a team of 8,992 people (2013: 9,137; 2012: 8,388).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Staff and related costs	441.5	412.3	395.0
Social welfare costs	18.7	18.4	18.1
Other pension costs (a)	1.5	2.9	2.6
Share based payments (b)	1.9	2.0	(0.7)

	463.6	435.6	415.0

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €2.6 million in 2014 (2013: €2.1 million; 2012: €1.9 million) partially offset by a net credit of €1.1 million associated with defined-benefit plans in 2014 (2013: costs of €0.8 million; 2012: costs of €0.7 million). (See Note 21 to the consolidated financial statements).
(b)	The net credit to the income statement in 2012 of approximately €0.7 million comprises a €2.5 million reversal of previously recognised share-based compensation expense for awards that did not vest, offset by a charge of €1.8 million for the fair value of various share options granted in prior periods, which are being recognised in the income statement in accordance with employee services rendered.

19	Statutory and other information

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M
Directors’ emoluments:
-Fees	0.5	0.3	0.3
-Other emoluments, including bonus and pension contributions	1.8	1.3	1.3

Total directors’ emoluments	2.3	1.6	1.6

Auditor’s remuneration:
- Audit services (i)	0.5	0.5	0.4
- Tax advisory services (ii)	0.3	0.3	0.4

Total fees	0.8	0.8	0.8

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services	—	—	—
Tax services	0.2	0.2	0.3

Total fees	0.2	0.2	0.3

Depreciation of owned property, plant and equipment	333.9	311.2	294.3
Depreciation of property, plant and equipment held under finance leases	17.9	18.4	14.9
Operating lease charges, principally for aircraft	101.5	98.2	90.7

(i)	Audit services comprise audit work performed on the consolidated financial statements. In 2014, €1,000, (2013: €1,000; 2012: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - executive director

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Basic salary	1.0	0.8	0.8
Bonus (performance and target-related)	0.8	0.5	0.5

	1.8	1.3	1.3

During the years ended March 31, 2014, 2013, and 2012 Michael O’Leary was the only executive director.

(b) Fees and emoluments – non-executive directors

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M
Fees
David Bonderman	0.10	—	—
Michael Horgan	0.04	0.03	0.03
Klaus Kirchberger (i)	—	0.04	0.03
Charles McCreevy	0.05	0.05	0.05
Declan McKeon	0.05	0.05	0.05
Kyran McLaughlin	0.05	0.05	0.05
Dick Milliken (ii)	0.03	—	—
Julie O’Neill	0.05	0.01	—
James Osborne	0.05	0.05	0.05
Louise Phelan	0.05	0.01	—
Paolo Pietrogrande (iii)	—	0.02	0.03

	0.47	0.31	0.29

Emoluments
Michael Horgan	0.04	0.04	0.04

	0.51	0.35	0.33

(i)	Klaus Kirchberger resigned on March 31, 2013
(ii)	Dick Milliken joined the Board on July 26, 2013
(iii)	Paolo Pietrogrande resigned on September 21, 2012

(c) Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined-benefit plan. The total accumulated accrued benefit for Michael O’Leary at March 31, 2014 was €0.1 million (2013: €0.1 million; 2012 €0.1 million). Pension benefits have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11. No non-executive directors are members of the Company defined-benefit plan.

Michael O’Leary is a member of a defined-contribution plan. During the years ended March 31, 2014, 2013, and 2012 the Company did not make contributions to the defined-contribution plan for Michael O’Leary. No non-executive directors are members of the Company defined-contribution plan.

(d) Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2014, 2013 and 2012 of the directors in office at March 31, 2014 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2014	2013	2012

David Bonderman	7,655,671	9,230,671	9,230,671
Michael Horgan	50,000	50,000	50,000
Kyran McLaughlin	200,000	200,000	200,000
Dick Milliken	10,000	—	—
Michael O’Leary	51,081,256	51,081,256	51,081,256
James Osborne	310,256	310,256	510,256
Louise Phelan	7,000	—	—

(ii) Share options

The share options held by each director in office at the end of fiscal 2014 were as follows:

	No. of Options at March 31,
	2014	2013	2012

David Bonderman	25,000	25,000	25,000
Michael Horgan	—	25,000	25,000
Kyran McLaughlin	—	25,000	25,000
James Osborne	25,000	25,000	25,000

These options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and are exercisable between June 2012 and June 2014.

Directors not referred to above held no shares or share options.

In the 2014 fiscal year the Company incurred total share-based compensation expense of €nil (2013: €0.01 million; 2012: €0.1 million) in relation to directors.

20	Finance expense

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Interest payable on bank loans wholly repayable after five years	82.3	99.1	109.3
Interest arising on pension liabilities, net (see Note 21)	0.9	0.2	(0.1)

	83.2	99.3	109.2

21	Pensions

The Company accounts for pensions in accordance with IAS 19, “Employee Benefits.” The Company applied IAS 19 (amendment 2011), “Employee benefits” with effect from April 1, 2013. The Company has not restated previously recognised amounts for the years ended March 31, 2013 and 2012 due to this change in accounting policy. The Company has determined that any restatement of prior period amounts would not result in a material change in the previous recognised amounts.

The Company operates defined-benefit and defined-contribution schemes.

The Company funds the pension entitlements of certain employees through defined-benefit plans. At March 31, 2014 there was one plan operated for eligible UK employees.

The Irish defined benefit plan was closed effective December 31, 2013. In the year ended March 31, 2014, the Company made a final contribution of €12.5 million into the Irish defined benefit plan which represented a full and final settlement of the Company’s liability to contribute to the Irish defined benefit plan.

The UK and Irish schemes were closed to new entrants on January 1, 2000. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. The UK plan is fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the UK plan at March 31, 2014 consisted of units held in independently administered funds. The most recent full actuarial valuations of the UK plan was carried out at January 1, 2011, in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2014	2013	2012
	%	%	%
Discount rate used for Irish plan	—	4.30	5.00
Discount rate used for UK plan	4.60	4.40	5.00
Return on plan assets for Irish plan	—	5.92	6.15
Return on plan assets for UK plan	7.14	6.52	6.55
Rate of euro inflation	—	2.00	2.00
Rate of UK inflation	3.30	3.30	3.25
Future pension increases in Irish plan	—	0.00	0.00
Future pension increases in UK plan	3.20	3.20	3.15
Future salary increases for Irish plan	—	1.75	2.00
Future salary increases for UK plan	1.75	1.75	2.25

The Company uses certain mortality rate assumptions when calculating scheme liabilities. The mortality assumptions of the UK scheme have been based on the “SAPS” mortality table while the mortality assumptions of the Irish scheme for the years ended March 31, 2013 and 2012 have been based on the mortality table 62%/70% PNM/FL00. Both mortality assumptions make allowance for future improvements in mortality rates. Retirement ages for scheme members are 60 for pilots and 65 for other staff.

The current life expectancies underlying the value of the scheme liabilities for the UK scheme are as follows:

	At March 31,
	2014	2013	2012
Retiring at age 60:
Male	26.6	26.4	26.4
Female	28.9	28.7	28.7
Retiring at age 65:
Male	22.1	21.9	21.9
Female	24.1	23.9	23.9

The amounts recognised in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2014	2013	2012
	€M	€M	€M

Present value of benefit obligations	(11.5)	(48.1)	(42.2)
Fair value of plan assets	9.8	34.6	30.3

Present value of net obligations	(1.7)	(13.5)	(11.9)
Related deferred tax asset	0.2	1.7	1.5

Net pension liability	(1.5)	(11.8)	(10.4)

The amounts recognised in the consolidated income statement in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M
Included in payroll costs
Service cost	0.8	0.9	0.7
Settlement gain	(1.9)	—	—

Net defined benefit pension (gain)/costs	(1.1)	0.9	0.7

Included in finance expense

Net finance expense	0.9	0.2	(0.1)

Analysis of amounts included in the Consolidated Statement of Comprehensive Income (“CSOCI”);

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Return on scheme assets	0.1	2.0	(0.8)
Experience gains/(loss) on scheme liabilities	—	0.3	(0.8)
Changes in assumptions underlying the present value of scheme liabilities	(1.9)	(3.6)	(5.5)

Actuarial loss recognised in the CSOCI	(1.8)	(1.3)	(7.1)
Related deferred tax asset	0.2	0.2	0.8

Net actuarial losses recognised in the CSOCI	(1.6)	(1.1)	(6.3)

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2014	2013	2012
	€M	€M	€M

Projected benefit obligation at beginning of year	48.1	42.2	32.9
Service cost	0.8	0.9	0.6
Interest cost	1.7	2.1	1.9
Plan participants’ contributions	0.2	0.3	0.3
Actuarial loss	1.9	3.5	6.2
Benefits paid	(0.7)	(0.8)	(0.2)
Foreign exchange rate changes	0.3	(0.1)	0.5
Liabilities extinguished on closure of Irish defined benefit plan	(40.8)	—	—

Projected benefit obligation at end of year funded	11.5	48.1	42.2

Changes in fair values of the plans’ assets are as follows:

	At March 31,
	2014	2013	2012
	€M	€M	€M

Fair value of plan assets at beginning of year	34.6	30.3	27.9
Expected return on plan assets	0.4	1.9	2.0
Interest income	0.8	—	—
Actuarial gain/(loss) on plan assets	0.1	2.0	(0.8)
Employer contribution	0.5	0.8	0.7
Settlement on closure of Irish defined benefit plan	12.5	—	—
Plan participants’ contributions	0.2	0.3	0.3
Benefits paid	(0.7)	(0.8)	(0.2)
Foreign exchange rate changes	0.3	0.1	0.4
Assets distributed on closure of Irish defined benefit plan	(38.9)	—	—

Fair value of plan assets at end of year	9.8	34.6	30.3

The fair value of the plans’ assets at March 31 of each year is analysed as follows:

	At March 31,
	2014 (i)	2013 (ii)	2012 (ii)
	€M	€M	€M

Equities	1.9	26.8	22.5
Bonds	7.0	5.8	5.4
Property	0.1	0.7	0.7
Other assets	0.8	1.3	1.7

Total fair value of plan assets	9.8	34.6	30.3

(i)	Amounts for the year ended March 31, 2014 relate to the UK plan only.
(ii)	Amounts for the years ended March 31, 2013 and 2012 relate to both the Irish and UK plans combined.

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 7.14% (2013: 6.52%; 2012: 6.55%) for the UK scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.30% (2013: 7.50%; 2012: 7.50%); Corporate and Overseas Bonds 4.30% (2013: 4.40%; 2012: 4.65%); and Other 3.65% (2013: 2.85%; 2012: 3.00%).

Since there are no suitable euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	At March 31,
	2014	2013	2012	2011	2010
	€M	€M	€M	€M	€M
Difference between expected and actual return on assets	0.1	2.0	(0.8)	(0.3)	5.6
Expressed as a percentage of scheme assets	1%	6%	(3%)	(1%)	22%

Experience (loss)/gain on scheme liabilities	—	0.3	(0.8)	0.9	0.5
Expressed as a percentage of scheme liabilities	—%	1%	(2%)	3%	1%

Total actuarial (losses)/gains	(1.8)	(1.3)	(7.1)	5.5	—
Expressed as a percentage of scheme liabilities	(17%)	(3%)	(17%)	17%	0%

The Company expects to contribute approximately €0.2 million to our defined-benefit plan in 2014.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €2.6 million in 2014 (2013: €2.1 million; 2012: €1.9 million).

22	Earnings per share

	At March 31,
	2014	2013	2012

Basic earnings per ordinary share (in euro cent)	36.96	39.45	38.03

Diluted earnings per ordinary share (in euro cent)	36.86	39.33	37.94

Number of ordinary shares (in Ms) used for EPS
Basic	1,414.6	1,443.1	1,473.7

Diluted (a)	1,418.2	1,447.4	1,477.0

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the 2014 fiscal year, the weighted average number of shares in issue of 1,418.2 million includes weighted average share options assumed to be converted, and equal to a total of 3.6 million shares. For the 2013 fiscal year, the weighted average number of shares in issue of 1,447.4 million includes weighted average share options assumed to be converted, and equal to a total of 4.3 million shares. For the 2012 fiscal year, the weighted average number of shares in issue of 1,477.0 million includes weighted average share options assumed to be converted, and equal to a total of 3.3 million shares.

23	Commitments and contingencies

Commitments

In March 2013, the Group entered into a contract with Boeing (the “2013 Boeing Contract”) whereby the Group agree to purchase 175 Boeing 737-800 “next-generation” aircraft over a five year period from calendar 2014 to 2018.

In April 2014, the Company agreed to purchase an additional 5 Boeing 737-800 “next-generation” aircraft for delivery in fiscal year 2016 on the same terms and conditions as the 2013 Boeing Contract bringing the total “firm” new deliveries to 180 aircraft.

The table below details the firm aircraft delivery schedule at March 31, 2014 and March 31, 2013 for the Company pursuant to the 2013 Boeing contracts.

	Aircraft Delivered at March 31, 2014	Firm Aircraft Deliveries Fiscal 2014/ 2015	Firm Aircraft Deliveries Post Fiscal 2014/2015	Total “Firm” Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2013- 2014 at March 31, 2013

2013 Contract	0	11	164	175	78.0	—

Total	0	11	164	175		—

The “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2013 Boeing contract will be increased by (a) an estimated U.S.$2.9 million per aircraft for certain “buyer furnished” equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price, as defined in the purchase agreement, of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of 18 to 24 months prior to the delivery of such aircraft.

Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 “next generation” aircraft as part of the Boeing 2013 Contract. These take the form of credit memoranda to the Company for the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the purchase of the aircraft under the various Boeing contracts.

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft (the purchase price of the new aircraft net of discounts received from Boeing) will be significantly below the Basic Price mentioned above. At March 31, 2014, the total potential commitment to acquire all 175 “firm” aircraft, not taking such increases and decreases into account, will be approximately U.S. $13.8 billion. At March 31, 2013, the total potential commitment was U.S. $13.8 billion to acquire all 175 “firm” aircraft.

Operating leases

The Company financed 76 of the Boeing 737-800 aircraft delivered between December 2003 and March 2014 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and December 2012, 17 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2014 Ryanair had 51 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 18 of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the leases. 33 remaining operating leases are U.S. dollar-denominated which require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 34 of the 51 remaining operating lease aircraft as at March 31, 2014, on pre-determined terms. This includes 3 operating lease arrangements which are due to mature during the year ended March 31, 2015 but have been extended for a further 7 years. The following table sets out the total future minimum payments of leasing 51 aircraft (2013: 59 aircraft; 2012: 59 aircraft), ignoring movement in interest rates, foreign currency and hedging arrangements, at March 31, 2014, 2013 and 2012, respectively:

	At March 31,
	2014		2013		2012
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M

Due within one year	118.7	112.7	107.2	98.4	116.9	106.4
Due between one and five years	292.1	246.5	342.4	258.0	328.0	232.5
Due after five years	61.9	44.4	94.5	53.3	160.9	87.4

Total	472.7	403.6	544.1	409.7	605.8	426.3

Finance leases

The Company financed 30 Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise.

The following table sets out the total future minimum payments of leasing 30 aircraft (2013: 30 aircraft; 2012: 30 aircraft) under JOLCOs at March 31, 2014, 2013 and 2012, respectively:

	At March 31,
	2014		2013		2012
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M

Due within one year	78.1	73.5	58.1	53.4	63.2	51.0
Due between one and five years	408.6	250.0	359.1	260.9	318.9	243.6
Due after five years	248.4	83.9	365.7	146.5	484.0	217.2

Total minimum lease payments	735.1	407.4	782.9	460.8	866.1	511.8
Less amounts allocated to future financing costs	(18.2)	—	(20.3)	—	(60.1)	—

Present value of minimum lease payments	716.9	407.4	762.6	460.8	806.0	511.8

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

Ryanair is facing similar legal challenges with respect to agreements with certain other airports. In January 2010, the European Commission concluded the Bratislava state aid investigation with a finding that Ryanair’s agreement with Bratislava airport involved no aid. In July 2012 the European Commission found that Ryanair’s arrangement with Tampere airport contained no aid. In February 2014 the European Commission reached the same conclusion in respect of Marseille, Aarhus and Berlin (Schönefeld) investigations. On July 23, 2014 the European Commission announced a ‘no state aid’ decision in respect of Dusseldorf (Weeze) airport, as well as findings of state aid to Ryanair in its arrangements with Pau, Nimes and Angouleme airports, ordering Ryanair to repay a total of approximately €9.7m of alleged aid. Ryanair will appeal these ‘aid’ decisions to the EU General Court where proceedings are expected to take between 2 and 4 years. The remaining fourteen investigations involving Ryanair and Lübeck, Alghero, Frankfurt (Hahn), Zweibrücken, Altenburg, Klagenfurt, (Stockholm) Vasteras, Paris (Beauvais), La Rochelle, Carcassonne, Cagliari, Brussels (Charleroi), Girona and Reus airports are ongoing and Ryanair currently expects that they will conclude mid to late 2014, with any European Commission decisions appealable to the EU General Court.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lubeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero, Berlin (Schönefeld) and Marseille airports. The Alghero case (initiated by Air One) was dismissed in its entirety in April 2011. The Berlin (Schönefeld) case (initiated by Germania) was discontinued following the European Commission’s finding in February 2014 that Ryanair’s arrangement with the airport contained no state aid. The Marseille case was withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011.

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

24	Note to cash flow statement

	At March 31,
	2014	2013	2012
	€M	€M	€M

Net debt at beginning of year	60.7	(109.6)	(708.8)

Increase/(decrease) in cash and cash equivalents in year	489.2	(1,467.4)	680.0
(Decrease)/increase in financial assets > 3 months	(795.1)	1,521.2	(97.2)
Decrease in restricted cash	(11.4)	(10.4)	(7.8)
Net cash flow from decrease in debt	414.7	126.9	24.2

Movement in net funds resulting from cash flows	97.4	170.3	599.2

Net funds/(debt) at end of year	158.1	60.7	(109.6)

Analysed as:
Cash and cash equivalents, financial assets and restricted cash	3,241.7	3,559.0	3,515.6
Total borrowings *	(3,083.6)	(3,498.3)	(3,625.2)

Net funds/(debt)	158.1	60.7	(109.6)

*	includes both current and non-current maturities of debt.

25	Dividends and share buy-backs

In the year ended March 31, 2014 the Company bought back 69.5 million ordinary shares (including just over 6.0 million American Depository Receipts (ADR’s) which each represented five ordinary shares) at a total cost of €481.7 million. This is equivalent to approximately 4.8% of the Company’s issued share capital at March 31, 2013. All ordinary shares repurchased have been cancelled. Accordingly, share capital decreased by 69.5 million ordinary shares with a nominal value of €0.4 million and the capital redemption reserve increased by a corresponding €0.4 million. The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

On June 20, 2013 the Company detailed plans to return up to €1.0 billion to shareholders over the following two years. At March 31, 2014 €481.7 million has been completed via share buybacks and up to €520 million in special dividends is planned to be returned in the fiscal year 2015 (subject to profitability and shareholder approval at the AGM on September 25, 2014).

26	Post-balance sheet events

On April 30, 2014, the Company agreed to purchase an additional 5 Boeing 737 800 “Next Generation” aircraft for delivery in fiscal 2016, bringing the total number of aircraft to be purchased from Boeing to 180 for delivery between fiscal year 2015 and 2019, with a list value of approximately $14.1 billion.

In the first quarter of fiscal year 2015, the Company entered into 8 short-term aircraft leases between May and September 2014 to support the capacity requirements prior to delivery of new aircraft in September 2014.

On May 19, 2014, the Company indicated that it plans to pay a special dividend of up to €520 million in the fourth quarter of fiscal year 2015, subject to shareholder approval at its annual general meeting on September 25, 2014.

On June 10, 2014, Ryanair issued an unsecured €850.0 million eurobond at a fixed coupon of 1.875%, fixed for 7 years. Under Ryanair’s €3 billion EMTN program Ryanair Holdings guarantees any issuance of notes, including Ryanair’s issuance of an €850.0 million eurobond in June 2014.

27	Subsidiary undertakings and related party transactions

The following is the principal subsidiary undertaking of Ryanair Holdings plc:

Name	Effective date of acquisition/incorporation	Registered Office	Nature of Business

Ryanair Limited (a)	August 23, 1996 (acquisition)	Airside Business Park Swords Co Dublin, Ireland.	Airline operator

(a)	Ryanair Limited is wholly owned by Ryanair Holdings plc.

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 16(3) of the Irish Companies (Amendment) Act, 1986.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertaking referred to above has been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2014, 2013 and 2012.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) and directors amounted to €7.9 million in the fiscal year ended March 31, 2014, (2013: €7.1 million; 2012: €5.0 million), the majority of which comprises short-term employee benefits.

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
	€M	€M	€M

Basic salary and bonus	6.8	6.0	5.9
Pension contributions	0.1	0.1	0.1
Share-based compensation expense (a)	1.0	1.0	(1.0)

	7.9	7.1	5.0

(a)	In the year ended March 31, 2012, the net credit to the income statement in the year comprises a reversal of previously recognised share-based compensation expense for awards that did not vest, offset by a charge for the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

28	Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 25, 2014.

APPENDIX A

GLOSSARY

Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair’s scheduled passenger service.

Available Seat Miles (“ASMs”)	Represents the number of seats available for passengers multiplied by the number of miles those seats were flown.

Average Booked Passenger Fare	Represents the average fare paid by a fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization	Represents the average number of flight hours flown in service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost Per U.S. Gallon	Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling charges) after giving effect to fuel hedging arrangements.

Average Length of Passenger Haul	Represents the average number of miles traveled by a fare-paying passenger.

Ancillary Revenue per Booked Passenger	Represents the average revenue earned per booked passenger flown from ancillary services.

Average Yield per ASM	Represents the average flown passenger fare revenue for each available seat mile (ASM).

Average Yield per RPM	Represents the average passenger fare revenue for each revenue passenger mile (RPM), or each mile a revenue passenger has flown.

Baggage Commissions	Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked Passenger Load Factor	Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even Load Factor	Represents the number of RPMs at which passenger revenues would have been equal to operating expenses divided by ASMs (based on Average Yield per RPM). For the purposes of this calculation, the number of RPMs at which passenger revenues would have been equal to operating expenses is calculated by dividing operating expenses by Average Revenue per RPM.

Cost Per ASM (“CASM”)	Represents operating expenses (excluding ancillary costs) divided by ASMs.

Cost Per Booked Passenger	Represents operating expenses divided by revenue passengers booked.

Net Margin	Represents profit after taxation as a percentage of total revenues.

Number of Airports Served	Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Number of Owned Aircraft Operated	Represents the number of aircraft owned and operated at the end of the period.

Operating Margin	Represents operating profit as a percentage of total revenues.

Part 145	The European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency.

Revenue Passenger Miles (“RPMs”)	Represents the number of miles flown by booked fare-paying passengers.

Revenue Passengers Booked	Represents the number of fare-paying passengers booked.

Sectors Flown	Represents the number of passenger flight sectors flown.

A-1