Form 20-F
period 2015-03-31
RYANAIR HOLDINGS PLC
filed 2015-07-30
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2015

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

Dublin Office

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

1,377,661,859 Ordinary Shares

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

Page
Presentation of Financial and Certain Other Information	iii

Cautionary Statement Regarding Forward-Looking Information	iv

PART I

i

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.635 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £“ and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of eighteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2015 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.0741, or $1.00 = €0.9310, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2015. The Federal Reserve Rate for euro on July 24, 2015 was €1.00 = $1.0976 or $1.00 = €0.9111. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair operates an ultra-low fare, scheduled airline serving short-haul, point-to-point routes largely in Europe from 72 bases to airports across Europe, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of June 30, 2015, the Company offered over 1,600 short-haul flights per day serving approximately 190 airports largely across Europe, with a fleet of more than 315 Boeing 737-800 aircraft and six additional leased aircraft acquired on short term leases for summer of 2015 to provide extra capacity. The Company also holds a 29.8% interest in Aer Lingus Group plc (“Aer Lingus”), which it has acquired through market purchases following Aer Lingus’ partial privatization in 2006. Ryanair’s attempts to acquire the entire share capital of Aer Lingus have been blocked by the European authorities, with the latest ruling currently under appeal by Ryanair. On July 10, 2015, Ryanair confirmed that the Board of Ryanair Holdings voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission (which was subsequently granted on July 15, 2015). For additional information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.” A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated, financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal 2015 has been translated from euro to US$ using the Federal Reserve Rate on March 31, 2015. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2015(a)	2015	2014	2013	2012	2011
		(in millions, except per-Ordinary Share data)
Total operating revenues	$6,073.0	€5,654.0	€5,036.7	€4,884.0	€4,390.2	€3,629.5
Total operating expenses	$(4,952.8)	€(4,611.1)	€(4,378.1)	€(4,165.8)	€(3,707.0)	€(3,141.3)

Operating income	$1,120.2	€1,042.9	€658.6	€718.2	€683.2	€488.2

Net interest (expense)	$(60.5)	€(56.3)	€(66.7)	€(71.9)	€(64.9)	€(66.7)
Other non-operating (expense) income	$(4.5)	€(4.2)	€(0.5)	€4.6	€14.7	€(0.6)

Profit before taxation	$1,055.2	€982.4	€591.4	€650.9	€633.0	€420.9
Tax expense on profit on ordinary activities	$(124.3)	€(115.7)	€(68.6)	€(81.6)	€(72.6)	€(46.3)
Profit after taxation	$930.9	€866.7	€522.8	€569.3	€560.4	€374.6

Ryanair Holdings basic earnings per Ordinary Share (U.S. cents)/(euro cent)	$67.23	€62.59	€36.96	€39.45	€38.03	€25.21
Ryanair Holdings diluted earnings per Ordinary Share (U.S. cents)/(euro cent)	$67.09	€62.46	€36.86	€39.33	€37.94	€25.14
Ryanair Holdings dividend paid per Ordinary Share (U.S. cents)/(euro cent)	$40.28	€37.50	n/a	€34.00	n/a	€33.57

Balance Sheet Data:

	As of March 31,
	2015(a)	2015	2014	2013	2012	2011
		(in millions)
Cash and cash equivalents	$1,272.4	€1,184.6	€1,730.1	€1,240.9	€2,708.3	€2,028.3
Total assets	$13,088.3	€12,185.4	€8,812.1	€8,943.0	€9,001.0	€8,596.0
Long-term debt, including capital lease obligations	$4,760.0	€4,431.6	€3,083.6	€3,498.3	€3,625.2	€3,649.4
Shareholders’ equity	$4,334.1	€4,035.1	€3,285.8	€3,272.6	€3,306.7	€2,953.9
Issued share capital	$9.3	€8.7	€8.8	€9.2	€9.3	€9.5
Weighted Average Number of Ordinary Shares	1,384.7	1,384.7	1,414.6	1,443.1	1,473.7	1,485.7

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2015(a)	2015	2014	2013	2012	2011
		(in millions)
Net cash inflow from operating activities	$1,814.6	€1,689.4	€1,044.6	€1,023.5	€1,020.3	€786.3
Net cash (outflow)/inflow from investing activities	$(3,102.2)	€(2,888.2)	€300.7	€(1,821.5)	€(185.4)	€(474.0)
Net cash inflow/(outflow) from financing activities	$701.7	€653.3	€(856.1)	€(669.4)	€(154.9)	€238.1
(Decrease)/increase in cash and cash equivalents	$(585.9)	€(545.5)	€489.2	€(1,467.4)	€680.0	€550.4

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2015, of €1.00 = $1.0741 or $1.00 = €0.9310

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

U.S. dollars per €1.00(a)

Year ended December 31,	End of Period	Average (b)	Low	High
2010	1.336	1.326	—	—
2011	1.296	1.392	—	—
2012	1.319	1.291	—	—
2013	1.378	1.328	—	—
2014	1.210	1.330

Month ended
January 31, 2015	—	—	1.128	1.202
February 28, 2015	—	—	1.120	1.146
March 31, 2015	—	—	1.052	1.121
April 30, 2015	—	—	1.058	1.117
May 31, 2015	—	—	1.088	1.143
June 30, 2015	—	—	1.091	1.140
Period ended July 24, 2015	—	—	1.085	1.115

U.K. pounds sterling per €1.00(c)

Year ended December 31,	End of Period	Average (b)	Low	High
2010	0.857	0.858	—	—
2011	0.836	0.868	—	—
2012	0.811	0.811	—	—
2013	0.830	0.849	—	—
2014	0.776	0.806

Month ended
January 31, 2015	—	—	0.745	0.785
February 28, 2015	—	—	0.725	0.757
March 31, 2015	—	—	0.706	0.737
April 30, 2015	—	—	0.713	0.736
May 31, 2015	—	—	0.707	0.744
June 30, 2015	—	—	0.709	0.735
Period ended July 24, 2015	—	—	0.694	0.721

U.K. pounds sterling per U.S.$1.00(d)

Year ended December 31,	End of Period	Average (b)	Low	High
2010	0.641	0.647	—	—
2011	0.645	0.624	—	—
2012	0.615	0.628	—	—
2013	0.603	0.639	—	—
2014	0.642	0.607

Month ended
January 31, 2015	—	—	0.651	0.666
February 28, 2015	—	—	0.645	0.665
March 31, 2015	—	—	0.650	0.681
April 30, 2015	—	—	0.646	0.683
May 31, 2015	—	—	0.634	0.661
June 30, 2015	—	—	0.630	0.658
Period ended July 24, 2015	—	—	0.640	0.651

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg/Reuters.
(d)	Based on the Federal Reserve Rate for U.K. pound sterling.

As of July 24, 2015, the exchange rate between the U.S. dollar and the euro was €1.00 = $1.0976, or $1.00 = €0.9111; the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00 = €1.4130, or €1.00 = U.K. £0.7077; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00 = $1.5514, or $1.00 = U.K. £0.6446. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
	2015	2014	2013	2012	2011
Operating Data:
Operating Margin	18%	13%	15%	14%	14%
Break-even Load Factor	72%	72%	70%	70%	72%
Avg. Booked Passenger Fare (€)	47.05	46.40	48.20	45.36	39.24
Ancillary Rev. per Booked Passenger (€)	15.39	15.27	13.43	11.69	11.12
Cost Per Booked Passenger (€)	50.92	53.61	52.56	48.90	43.59
Avg. Fuel Cost per U.S. Gallon (€)	2.34	2.45	2.38	2.07	1.76

	Fiscal Year ended March 31,
	2015	2014	2013	2012	2011
Other Data:
Revenue Passengers Booked	90,555,521	81,668,285	79,256,253	75,814,551	72,062,659
Booked Passenger Load Factor	88%	83%	82%	82%	83%
Average Sector Length (miles)	776	788	754	771	727
Sectors Flown	545,034	524,765	512,765	489,759	463,460
Number of Airports Served at Period End	189	186	167	159	158
Average Daily Flight Hour Utilization (hours)	9.03	8.81	8.24	8.47	8.36
Staff at Period End	9,394	8,992	9,137	8,388	8,560
Staff per Aircraft at Period End	31	30	30	30	31
Booked Passengers per Staff at Period End	9,640	9,082	8,674	9,038	8,418

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Availability Affect the Company’s Results. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. While oil prices increased substantially in fiscal years 2012, 2013 and 2014, they reduced significantly in the second half of fiscal 2015 and currently remain at these lower levels. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. As of July 24, 2015, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2016 at prices equivalent to approximately $910 per metric ton. In addition, as of July 24, 2015, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 70% of its estimated requirements for the fiscal year ending March 31, 2017 at prices equivalent to approximately $657 per metric ton. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of the recent volatility in the relevant currency and commodity markets. Any further movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any further strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro. As of July 24, 2015, Ryanair had hedged approximately 90% of its forecasted fuel-related dollar purchases against the euro at a rate of approximately $1.33 per euro for the fiscal year ending March 31, 2016 and approximately 90% of its forecasted fuel related dollar purchases against the euro at a rate of approximately $1.19 per euro for the fiscal year ending March 31, 2017.

No assurances whatsoever can be given about trends in fuel prices, and average fuel prices for future years may be significantly higher than current prices. Management estimates that every $10 movement in the price of a metric ton of jet fuel will impact Ryanair’s costs by approximately €2.5 million, taking into account Ryanair’s hedging program for the 2016 fiscal year. There can be no assurance, however, in this regard, and the impact of fuel prices on Ryanair’s operating results may be more or less pronounced. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as Ryanair’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the expansion of Ryanair’s fleet from September 2014 onwards has resulted and will likely continue to result in an increase, in absolute terms, in Ryanair’s aggregate fuel costs.

Ryanair Has Seasonally Grounded Aircraft. In recent years, in response to high fuel prices, typically lower winter traffic and yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March). In the winter of fiscal year 2015, Ryanair grounded approximately 50 aircraft (down from 70 in fiscal year 2014) and the Company intends to again ground approximately 50 aircraft in fiscal 2016. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce losses by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

Additionally, Ryanair’s growth has been largely dependent on increasing summer capacity, and decreasing winter capacity, which may affect the overall future growth of Ryanair. Furthermore, while seasonal grounding does reduce Ryanair’s variable operating costs, it does not avoid fixed costs such as aircraft ownership costs, and it also decreases Ryanair’s potential to earn ancillary revenues. Decreasing the number and frequency of flights may also negatively affect Ryanair’s labor relations, including its ability to attract flight personnel only interested in year round employment. Such risks could lead to negative effects on Ryanair’s financial condition and/or results of operations.

Ryanair May Not Achieve All of the Expected Benefits of its Recent Strategic Initiatives. Ryanair is in the process of implementing a series of strategic initiatives that are expected to have a significant impact on its business. Among other things, these initiatives include scheduling more flights to primary airports, selling flights via corporate travel agents on global distribution systems (“GDS”), a higher marketing spend, and adjusting the airline’s yield management strategy with the goal of increasing load factors. In fiscal years 2014 and 2015, Ryanair announced a series of customer-experience related initiatives under its “Always Getting Better” customer experience program, including a new easier-to-navigate website with a fare finder facility, a mobile app, reduced penalty fees, more customer-friendly baggage allowances, 24 hour grace periods to correct minor booking errors, the introduction of allocated seating for all passengers and family, business traveler and group booking facilities. For additional information on these initiatives, see “Item 4. Information on the Company —Strategy”. Although customer reaction to the measures has so far been positive and management expects these initiatives to be accretive to the Company’s results over time, no assurance can be given that the financial impact of the initiatives will be positive, particularly in the short to medium term. In particular, certain of the strategic initiatives may have the effect of increasing certain of the Company’s costs (including airport fees and marketing expenses) while reducing ancillary revenues previously earned from website sales and from various penalty fees and charges. Although the Company expects that revenues from allocated seating will offset the reduction in ancillary revenues, there can be no assurance that this will occur. Factors beyond Ryanair’s control, including but not limited to customer acceptance, competitive reactions, market and economic conditions and other challenges described in this report could limit Ryanair’s ability to achieve some or all of the expected benefits of these initiatives. A relatively minor shortfall from expected revenue levels (or increase in expected costs) could have a material adverse effect on the Company’s growth or financial performance.

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

The Company May Not Be Successful in Increasing Fares to Cover Rising Business Costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company will expect increased marketing and advertising costs along with higher airport charges due to the increasing number of primary airports to which it operates . Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair’s results. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Availability Affect the Company’s Results” above.

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Lübeck, Klagenfurt, Paris (Beauvais), La Rochelle, Carcassonne, Cagliari, Girona and Reus airports. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are expected to be completed in mid to late 2015, with the European Commission’s decisions being appealable to the EU General Court. Between 2010 and 2014, investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Frankfurt (Hahn), Alghero and Stockholm (Västerås) airports concluded with findings that these agreements contained no state aid. In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10.4 million of alleged state aid. Ryanair has appealed to the EU General Court the decisions in the Angouleme and Pau cases, and is currently preparing appeals of the remaining ‘aid’ decisions. These appeal proceedings are expected to take between two and four years. In addition to the European Commission investigations, Ryanair is facing allegations that it has benefited from unlawful state aid in a number of national court cases, including in relation to its arrangements with Frankfurt (Hahn) and Lübeck airports. Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

On July 25, 2012, the European Commission decided that Ryanair, along with Aer Lingus Group plc (“Aer Lingus”) and Aer Arann, had been in receipt of unlawful state aid from the Irish government as a result of being an identified beneficiary of the two-tier air travel tax in place for flights departing from Irish airports between March 2009 and March 2011. Ryanair was the original complainant to the European Commission, alleging that the air travel tax favored Aer Arann and Aer Lingus. Ryanair appealed the decision of the European Commission to the EU General Court on November 14, 2012. On February 5, 2015, the EU General Court partially annulled the European Commission’s 2012 decision and held that the actual quantum of aid depended on the extent of pass-through of the “tax reduction” to passengers. Both Ryanair and the Commission have appealed the EU General Court’s decision to the European Court of Justice. In addition, Ryanair has submitted a response to the European Commission’s appeal, in support of certain findings of the EU General Court. On the basis of the European Commission’s 2012 decision, the Irish State was obliged to recover the alleged unlawful state aid from Ryanair before the Irish courts, and initiated its claim in April 2013. The Irish State was seeking approximately €12 million plus interest from Ryanair in those proceedings. Following the EU General Court’s partial annulment of the European Commission’s decision, Ryanair applied for the Government’s claim to be struck out. In April 2015, both the Irish State’s case and Ryanair’s application to have it struck out were stayed pending the outcome of the appeal to the European Court of Justice. Ryanair’s proceedings, initiated in July 2012, before the Irish courts for recovery of the entire amount of the air travel tax paid during the period March 2009 – March 2011 on the basis of the two-tier nature of the tax being unlawful under EU law are pending.

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

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across a significant proportion of its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. The recent decrease in fuel prices may enable weaker, unhedged, airlines to pass through fuel savings via lower fares. While Ryanair is hedged at levels that are expected to deliver unit cost savings over the next two fiscal years, it is hedged at prices that are above the current spot prices. There is no guarantee that lower fuel prices will not lead to greater price competition and encourage new entrants to the market in the short to medium term.

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

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had over 315 aircraft in its principle fleet by June 30, 2015 and has ordered an additional 372 new aircraft (a mix of new Boeing 737-800 next generation aircraft and 737-MAX-200 aircraft) for delivery during fiscal 2016 to fiscal 2024 pursuant to contracts with the Boeing Company (the “2013 Boeing Contract” and “2014 Boeing Contract”). Ryanair expects to have approximately 520 operating aircraft in its fleet by March 31, 2024, depending on the level of lease returns/disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

As a result of the 2013 Boeing Contract and 2014 Boeing Contract, the Company is expected to raise substantial debt financing to cover all of the expected aircraft deliveries over the period from September 2014 to November 2023, including Ryanair’s issuance of €850.0 million in 1.875% unsecured eurobonds with a 7 year tenor in June 2014 and issuance of €850.0 million in 1.125% unsecured eurobonds with an 8 year tenor in March 2015 that are both guaranteed by Ryanair Holdings. Furthermore, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions would have a material adverse effect on its operations and financial condition.

Using the debt capital markets to finance the Company and the 2013 and 2014 Boeing Contracts requires the Company to retain its investment grade credit ratings, (the Company has a BBB+ (stable) credit rating from S&P and a BBB+ (stable) credit rating from Fitch Ratings). There is a risk that the Company will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for Ryanair.

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company’s Growth May Expose It to Risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 160.0 million passengers per annum by March 31, 2024, an increase of approximately 77% from the approximately 90.6 million passengers booked in the 2015 fiscal year. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

The continued expansion of Ryanair’s fleet and operations, at a rate lower than in previous years (although in absolute terms it may be higher), combined with other factors, may also strain existing management resources and related operational, financial, management information and information technology systems. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair’s ability to achieve its growth plans and sustain or increase its profitability.

Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on its Results. Currently, a substantial number of carriers operate routes that compete with Ryanair, and the Company expects to face further intense competition.

When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has other significant cash needs as it expands, including the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800 and Boeing 737-MAX-200 series aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See “—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” above.

Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and land at the particular airport at a specified time. As part of Ryanair’s recent strategic initiatives, which include more flights to primary airports, Ryanair is operating to an increasing number of slot coordinated airports, a number of which have constraints at particular times of the day. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-coordinated airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example in July 2012, the Spanish government increased airport taxes at the two largest airports, Barcelona and Madrid, by over 100%, while smaller increases were implemented at other Spanish airports. As a result, Ryanair cancelled routes and reduced capacity on remaining routes from Madrid and Barcelona in response to the Spanish government’s decision to double airport taxes at the two airports. For additional information, see “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports” above.

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

On June 19, 2012, Ryanair announced its third all cash offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share and immediately commenced pre-notification discussions with the European Commission for the purpose of preparing a merger filing. Ryanair contended that, pending the outcome of the European Commission’s review of Ryanair’s bid, on the basis of the duty of “sincere cooperation” between the EU and the Member States, and under the EU Merger Regulation, the Competition Commission’s investigation of Ryanair’s minority stake in Aer Lingus should not proceed. Nevertheless, Aer Lingus argued that the investigation should proceed and that Ryanair’s offer was in breach of certain provisions of the UK Enterprise Act 2002.

On July 10, 2012, the Competition Commission ruled that Ryanair’s bid was not in breach of the UK Enterprise Act, but nevertheless decided that its investigation of the minority stake could proceed in parallel with the European Commission’s investigation of Ryanair’s offer for Aer Lingus. In July 2012, Ryanair appealed the latter part of the Competition Commission’s ruling to the UK Competition Appeal Tribunal (“CAT”), and the Competition Commission’s investigation was suspended pending the appeal process. On August 8, 2012, the CAT rejected Ryanair’s appeal and found that the Competition Commission’s investigation could proceed in parallel with the European Commission’s investigation, but that the Competition Commission must avoid taking any final decision which could conflict with the European Commission’s ultimate conclusion on Ryanair’s bid. In August 2012, Ryanair appealed the CAT judgment to the UK Court of Appeal. In December 2012, the Court of Appeal rejected Ryanair’s appeal and subsequently the Competition Commission’s investigation restarted. On December 13, 2012, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the UK Court of Appeal. The UK Supreme Court refused permission to appeal on April 25, 2013.

On February 27, 2013, the European Commission prohibited Ryanair’s bid to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected in 2016 and may affirm or annul the decision of the European Commission.

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair actively engaged with the Competition Commission’s investigation of the minority stake. On August 28, 2013, the Competition Commission issued its final decision in which it found that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland.” As a result of its findings, the Competition Commission ordered Ryanair to reduce its shareholding in Aer Lingus to no more than five percent of Aer Lingus’ issued ordinary shares. Ryanair appealed the Competition Commission’s final decision to the CAT on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 23, 2014, the CAT granted Ryanair permission to appeal the CAT’s judgment to the UK Court of Appeal. The UK Court of Appeal rejected Ryanair’s appeal on February 12, 2015. On March 12, 2015, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the UK Court of Appeal. On July 14, 2015, the Supreme Court refused permission, bringing the appeal process against the Competition Commission’s final decision to conclusion.

On February 12, 2015, Ryanair applied to the Competition and Markets Authority (“CMA”) (formerly the Competition Commission) for a review of its August 28, 2013 decision on the basis that the proposed offer by the International Airlines Group (“IAG”) for Aer Lingus, announced in December 2014, amounted to a material change of circumstances which necessitated such review and the setting aside of the divestment order. On June 11, 2015 the CMA adopted a decision rejecting Ryanair’s contention that IAG’s proposed bid amounted to a material change of circumstances and imposing its divestment order. Ryanair appealed that decision and the imposition of the divestment order to the CAT. On July 15, 2015, the CAT dismissed Ryanair’s appeal. Ryanair has submitted an application for permission to appeal this ruling to the UK Court of Appeal.

On June 19, 2015, IAG issued a formal offer for Aer Lingus Group plc. The offer, which was recommended by the Board of Aer Lingus Group plc, consists of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). The offer is subject to the acceptance of the offer by key shareholders, namely the Irish government and Ryanair, and regulatory approval from the European competition authorities.

On July 10, 2015, Ryanair confirmed that the Board of Ryanair Holdings voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission (which was subsequently granted on July 14, 2015).

For more information, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Matters Related to Investment in Aer Lingus.”

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, Ryanair’s profitability and its seasonal grounding policy, may make it difficult for Ryanair to avoid increases to salary levels and productivity payments. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements will not be subject to change or modification at any time. These steps may lead to deterioration in labor relations in Ryanair and could impact Ryanair’s business or results. Ryanair also operates in certain jurisdictions with above average payroll taxes and employee-related social insurance costs, which could have an impact on the availability and cost of employees in these jurisdictions. Ryanair’s crew in continental Europe generally operate on Irish contracts of employment on the basis that those crew work mainly on Irish Territory, (i.e., on board Irish Registered Aircraft). A number of challenges have been initiated by government agencies in a number of countries to the applicability of Irish labor law to these contracts, and if Ryanair were forced to concede that Irish jurisdiction did not apply to those crew who operate from continental Europe then it could lead to increased salary, social insurance and pension costs and a potential loss of flexibility. In relation to social insurance costs, the European Parliament implemented amendments to Regulation (EC) 883/2004 which, in the majority of jurisdictions, imposes substantial social insurance contribution increases for either or both Ryanair and the individual employees. While this change to social insurance contributions relates primarily to new employees, its effect in the long term may materially increase Company or employee social insurance contributions and could affect Ryanair’s decision to operate from those high cost locations, resulting in redundancies and a consequent deterioration in labor relations. For additional details see — “Change in EU Regulations in Relation to Employers and Employee Social Insurance could Increase Costs” below.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots and cabin crew, regarding pay, work practices, and conditions of employment, through collective-bargaining units called Employee Representative Committees (“ERC”). Following negotiations through this ERC system, pilots at all of Ryanair’s bases are covered by four, five or six year collective agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2016 and 2021. Cabin crew at all of Ryanair’s bases are also party to long term collective agreements on pay, allowances and rosters, which expire in March 2017. On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.’s Central Arbitration Committee (“CAC”) to organize a vote on union recognition by Ryanair’s pilots in relevant bargaining units, as determined by the CAC, but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions. Limitations on Ryanair’s flexibility in dealing with its employees or the altering of the public’s perception of Ryanair generally could have a material adverse effect on Ryanair’s business, operating results, and financial condition. For additional details, see “Item 6. Directors, Senior Management and Employees—Staff and Labor Relations.” Limitations on Ryanair’s flexibility in dealing with its staff or the altering of the public’s perception of Ryanair generally could have a material adverse effect on the Company’s business, operating results, and financial condition.

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

The Company is Dependent on Key Personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Chief Executive Officer, and key financial, commercial, operating and maintenance personnel. In October 2014, Mr. O’Leary signed a new five year contract with the Company. This contract can be terminated by either party giving twelve months’ notice. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment and Bonus Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively, both independently and as a group. Although Ryanair’s employment agreements with Mr. O’Leary and some of its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities. Ryanair’s flight reservations are made through its website, GDSs and mobile app. Although Ryanair has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at a single center, in order to make reservations.

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

The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. Ryanair is currently involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, The Netherlands, France, Spain, Italy and Switzerland. Ryanair’s objective is to prevent any unauthorized use of its website. Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan), Amadeus and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional and corporate travel agencies. Ryanair has received favorable rulings in Ireland, Germany and The Netherlands, and unfavorable rulings in Spain, France and Italy, in its actions against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial condition.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

Ryanair is Subject To Cyber Security Risks And May Incur Increasing Costs In An Effort To Minimize Those Risks. As almost all of Ryanair’s reservations are made through its website, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Although Ryanair takes steps to secure its website and management information systems, the security measures it has implemented may not be effective, and its systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber attacks, computer viruses, power loss, or other disruptive events. Ryanair may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information.

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

Risks Associated with the Euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the ongoing uncertainty arising from the Eurozone debt crisis, in 2012 there was widespread speculation regarding the future of the Eurozone, including with regard to Ireland, the country in which the Company is headquartered. To date, there have been no exits from the Eurozone. Although the economic environment in Ireland has considerably improved, there is still a risk of contagion spreading to the weaker Eurozone members. Greece in particular is a potential risk as negotiations around the final restructuring of their existing debt program continue. As many international banks no longer have material exposure to Greek bonds or Greek banks, the risk of contagion in the banking system as a result of Greek default is now considered to be low but should not be totally discounted. In addition, the UK government confirmed in May 2015 that it plans to hold a referendum in relation to the UK’s continuing membership of the EU before 2017. Should the UK decide to leave the EU, this could have a negative impact on the euro’s value relative to the UK pound sterling. Ryanair predominantly operates to/from countries within the Eurozone and has significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions, however these risk management measures may be insufficient.

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

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (“APD”) of £13 per passenger. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007, £11 in 2009, £12 in 2010 and subsequently to £13 in April 2012. The increase in this tax is thought to have had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. On December 3, 2014, the U.K. government announced that it is reducing APD for children under the age of 12 years from May 1, 2015. It also announced that this reduction of APD will be extended to persons under the age of 16 years from March 1, 2016. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights (withdrawn with effect from July 1, 2009). On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers but subsequently reduced it to €3 on March 30, 2011. On April 1, 2014 the tax imposed by the Irish government was abolished. In Germany, the government introduced an air passenger tax of €8 in January 2011 which was subsequently reduced to €7.50 in January 2012. In Austria, the government also introduced an ecological air travel levy of €8 in January 2011. The Moroccan government has also introduced a similar tax (equivalent to approximately €9) from April 2014. The Italian government has recently proposed to increase the municipal taxes in Italy by €2, however, no final decision has yet been made.

Other governments also have introduced or may introduce similar taxes. See “Item 4. Information on the Company—Airport Operations—Airport Charges.” The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity. The introduction of further government taxes on travel across Europe could have a material negative impact on Ryanair’s results.

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

In addition, reservations on Ryanair’s flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect passenger traffic. Future acts of terrorism or significant terrorist threats in markets that are significant to Ryanair, could have a material adverse effect on the Company’s profitability or financial condition should the public’s willingness to travel to and from those markets decline as a result. See also “—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry” below.

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

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been cancelled or delayed more than 3 hours on arrival. This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to be paid to passengers in the event of the situations described above. In November 2009, the Court of Justice of the EU in the Sturgeon case decided that provisions of the legislation in relation to monetary compensation are not only applicable to denied boarding and flight cancellations but also to flight delays (over three hours on arrival). However, such provisions do not apply when the flight cancellation or delay (over three hours on arrival), is caused for reasons outside of the control of the airline (extraordinary circumstances) such as unsafe weather conditions, air-traffic control strikes/delays, unexpected flight safety shortcomings, sabotage, aircraft manufacturing defects, security risks, political instability. A recent UK court case—Huzar vs. Jet2 heard in the UK Court of Appeal in May 2014 has considerably narrowed the ‘extraordinary circumstances’ defence. This case was referred to the UK Supreme Court for a final appeal.

However in October 2014 the Supreme Court refused to hear the appeal on the grounds that it did not raise a point of law of general public importance and because the existing European Union law given by the European Court of Justice (Sturgeon case) already provided a sufficient answer. As matters stand now only technical issues which can be attributed to a manufacturing defect or sabotage will fall within the extraordinary circumstances defence. There is one last bastion of hope in the form of yet another referral to the European Court of Justice. Van der Lans v KLM is asking for further clarification on the meaning of extraordinary technical defects. This case was heard by the Ninth Chamber of the European Court of Justice in May 2015 with a final decision expected before the end of the year. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight. As Ryanair’s average flight length is less than 1,500 km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this legislation, if Ryanair experiences a large number of cancelled flights, which could occur as a result of certain types of events beyond its control. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

EU Regulation of Emissions Trading Will Increase Costs. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme (“ETS”) with effect from 2012. This scheme, which had until then applied mainly to industrial companies, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances in the context of the Company’s energy costs are not material at current market prices. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

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

Under the terms of Regulation (EC) No. 261/2004, described above, Ryanair has certain duties to passengers whose flights are cancelled. In particular, Ryanair is required to reimburse passengers who have had their flights cancelled for certain reasonable, documented expenses – primarily for accommodation and food. Passengers must also be given a re-routing option if their flight is delayed over three hours or if it is cancelled. Such re-routing options are not limited to Ryanair flights and other carriers must be considered if no suitable Ryanair flight can be sourced. If a passenger elects for a refund, Ryanair’s reimbursement and re-routing obligations cease.

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

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. Ryanair has an excellent 30 year safety record. In past years, however, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair, and could have a material adverse effect on Ryanair’s financial condition and results of operations.

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 43% of total operating expenses in the 2015 fiscal year, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Availability Affect the Company’s Results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “Risks Related to the Company—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) has required a number of such procedures with regard to Boeing 737-800 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pilot system heating, fuel tank boost pump electrical arcing protection, and the European Commission’s Datalink mandate. Ryanair’s policy is to implement any such required procedures in accordance with FAA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of Ordinary Shares. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company’s ability to operate by identifying those Ordinary Shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares”.

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

As of June 30, 2015, EU nationals owned at least 54.2% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only occasionally declared special dividends on both its Ordinary Shares and ADRs. The directors of the Company declared on June 1, 2010 that Ryanair Holdings intended to pay a special dividend of approximately €500 million, and following shareholder approval at its annual general meeting on September 22, 2010 this special dividend was paid on October 1, 2010. Directors of the Company also declared on May 21, 2012 that Ryanair Holdings intended to pay a special dividend of €0.34 per ordinary share (approx. €492 million) and following shareholder approval at the annual general meeting on September 21, 2012 this special dividend was paid on November 30, 2012. In June 2013, the Company detailed plans to return up to €1 billion to shareholders over the following next two years. The Company completed €481.7 million in share buybacks in the fiscal year 2014 (including just over 6.0 million ADR buybacks) and €112.0 million in share buy-backs in the fiscal year 2015. The Company had indicated on May 19, 2014 that it planned to pay a special dividend of up to approximately €520 million in the fourth quarter of fiscal year 2015, and following shareholder approval at its annual general meeting on September 25, 2014, this special dividend was paid on February 27, 2015. In addition, in February 2015, Ryanair commenced a €400 million ordinary share buy-back program (to be completed by August 2015). The Company has made no further commitments in relation to the payment of dividends, share buybacks or other shareholder distributions. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Increased Costs for Possible Future ADR and Share Repurchases. In April 2012, the Company held an extraordinary general meeting (“EGM”) to authorize the directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ Stock Market (“NASDAQ”). Up until April 2012, shareholders had only authorized the directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium of 15% to 20% compared to Ordinary Shares, this may result in increased costs in performing share buy-backs in the future. In fiscal 2015, the Company bought back 10.9 million Ordinary Shares for cancellation, as part of its overall share buyback. On June 20, 2013, the Company detailed plans to return up to €1 billion to shareholders over the following two years. The Company completed €481.7 million in share buybacks in the fiscal year 2014 and €112.0 million in fiscal year 2015. On May 19, 2014, the Company had indicated that it planned to pay a special dividend of up to approximately €520 million in the fourth quarter of fiscal year 2015, and following shareholder approval at its annual general meeting on September 25, 2014, this special dividend was paid on February 27, 2015. In February 2015, Ryanair commenced a €400 million ordinary share buy-back program (to be completed by August 2015). The Company has made no further commitments in relation to the payment of dividends, share buybacks or other shareholder distributions.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates an ultra-low fare, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, and Morocco. Incorporated on November 28, 1984, Ryanair Limited began to introduce a low-fares operating model in Europe under a new management team in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—History.” As of June 30, 2015, Ryanair had a principal fleet of over 315 Boeing 737-800 aircraft and six additional leased aircraft acquired on short term leases for the summer of 2015 provide extra capacity. Ryanair Limited offered over 1,600 scheduled short-haul flights per day serving approximately 190 airports largely throughout Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €866.7 million in the 2015 fiscal year, as compared to a profit on ordinary activities after taxation of €522.8 million in the 2014 fiscal year. This increase of approximately 66% was primarily attributable to a 1% increase in average fares, an 11% increase in passenger traffic, a stronger load factor (up five points to 88%) and 11% fuel savings per passenger. Ryanair generated an average booked passenger load factor of approximately 88% in fiscal 2015, compared to 83% in fiscal 2014, and average booked passenger fare of €47.05 per passenger in the 2015 fiscal year, up from €46.40 in the prior fiscal year. The Company has focused on maintaining low operating costs (€50.92 per passenger in the 2015 fiscal year, a decrease from €53.61 in fiscal 2014).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes on which it has commenced service since 1991. For example, the number of scheduled airline passengers traveling on Ryanair routes increased from 651 thousand passengers in 1991 to 90.6 million passengers in fiscal 2015. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair Limited, Dublin Office, Airside Business Park, Swords, County Dublin, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Chief Financial Officer (same address as above). The telephone number is +353-1-945-1212 and the facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

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

Ryanair is implementing a series of strategic initiatives that are expected to have a significant impact on its customer service offering. Ryanair has also announced and introduced a series of customer-service related initiatives under the “Always Getting Better” customer experience program, including a new, easier-to-navigate website with a fare finder facility, a mobile app, reduced penalty fees, allocated seating and more customer-friendly baggage allowances and change policies. Ryanair has also introduced three important products that improve its offer to customers. Family EXTRA offers families travelling with Ryanair a set of bundled ancillary discounts and 20% off a third booking. Business PLUS offers business travelers a flexible ticket, airport fast track and priority boarding. Ryanair Groups is designed for groups travelling together. Furthermore, these customer-service related initiatives include scheduling more flights to primary airports, selling flights via travel agents on GDS, increasing marketing spending to support these initiatives, and adjusting the airline’s yield management strategy with the goal of increasing load factors and yield.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to primary, secondary and regional airports in and around major population centers and travel destinations. In the 2015 fiscal year, Ryanair flew an average route length of 776 miles and an average flight duration of approximately 1.83 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair’s primary strategy for controlling aircraft acquisition costs is focused on operating a single aircraft type. Ryanair currently operates only “next generation” Boeing 737-800s. Ryanair’s continuous acquisition of new Boeing 737-800s has already and is expected, through the end of fiscal 2019, to increase the size of its fleet and thus increase its aircraft equipment and related costs (on an aggregate basis). In fiscal 2019, when the Boeing 737-800 is scheduled to go out of production, Ryanair will become the launch customer for the new Boeing 737-MAX-200 aircraft, which is designed to replace the Boeing 737-800, and will purchase up to 200 of such aircraft through the end of fiscal 2024 (including 100 firm and 100 option aircraft). The purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. See “—Aircraft” below for additional information on Ryanair’s fleet.

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

Customer Service Costs. Ryanair has entered into agreements on competitive terms with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the “Always Getting Better” customer experience program, the Company has broadened its distribution base by making Ryanair’s fares available to Travelport (Galileo and Worldspan), Amadeus and Sabre at nominal cost to the Company. Direct sales via the Ryanair website and mobile app continues to be the prime generator of scheduled passenger revenues.

Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive prices. Management believes that Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable contracts with such airports for access to their facilities, although the recent change in strategy by the Company may see it access more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports also generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. In addition, since October 2009, Ryanair has required all passengers to check-in on the Internet. This requirement was instituted to reduce waiting times at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet at the time of booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See “Item 3. Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities.”

Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system, which it operates under a hosting agreement with Navitaire that was extended in 2011 and will terminate in November 2019. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. After the launch of the Internet reservation system, Ryanair heavily promoted its website through newspaper, radio and television advertising. As a result, Internet bookings grew rapidly, and have accounted for the vast majority of reservations over the past several years. In May 2012, Ryanair further upgraded the reservation system to offer more flexibility for future system enhancements and to accommodate the future growth of Ryanair. In November 2013, Ryanair re-launched its website in a new, easier to use, format that reduced the number of “clicks” to make a booking. Various other initiatives were also introduced, including a fare finder facility which enables customers to easily find the lowest fares. The new “My Ryanair” registration services, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. The Company also launched a new mobile app on July 15, 2014, which made it simpler and easier for customers to book Ryanair flights. In May 2015, an upgraded mobile app, which is native to both Android and IOS, was launched. This upgraded app is more reliable and stable than previous versions of the app and enhances the experience for customers accessing our website via mobile. Ryanair, as part of the “Always Getting Better” customer experience program, will endeavor to improve its website and mobile app through a series of ongoing upgrades.

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

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For accommodation (hotels, villas, apartments, hostels etc.) services, Ryanair has a contract with Bookings.com to market hotels during the website booking process. Ryanair also offers airport transfers and car park services through its website and onboard its aircraft. In addition, until July 2, 2015, when Hertz ended its contract at short notice, Ryanair marketed car hire for Hertz via its website. Ryanair is currently seeking an alternative car hire partner. Ancillary services accounted for approximately 25% of Ryanair’s total operating revenues in both the 2015 and 2014 fiscal years. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2015 Compared with Fiscal Year 2014—Ancillary Revenues” for additional information.

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

Responding to Market Challenges. In recent periods, and with increased effect in the 2012, 2013 and 2014 fiscal years, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding (approximately 50 in fiscal 2015, 70 in fiscal 2014 and 80 in fiscal 2013) aircraft during the winter season; (ii) disposing of aircraft (lease hand backs totaled four in the 2013 fiscal year and eight in the 2014 fiscal year with none handed back in fiscal 2015); (iii) controlling labor and other costs, including through wage freezes for non-flight crew personnel in fiscal 2011 and fiscal 2013, selective redundancies and the introduction of Internet check-in in fiscal 2010; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “—The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.”

In recent years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March inclusive). In the winter months of fiscal 2014 and fiscal 2015, Ryanair grounded approximately 70 aircraft and 50 aircraft respectively and the Company noted in May 2015 that it intends to ground approximately 50 aircraft during the winter months of fiscal 2016. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s potential to record both flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Ryanair has Seasonally Grounded Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 24, 2015, the Company offered over 1,600 scheduled short-haul flights per day serving approximately 190 airports largely throughout Europe, and flying approximately 1,600 routes. The following table lists Ryanair’s operating bases:

Operating Bases

Alghero

Alicante

Athens

Baden-Baden

Barcelona (Girona)

Barcelona (El Prat)

Bari

Berlin

Bologna

Bournemouth

Birmingham

Bratislava

Bremen

Brindisi

Bristol

Brussels (Charleroi)

Brussels (Zaventem)

Budapest

Cagliari

Catania

Chania

Cologne

Cork

Dublin

Dusseldorf (Weeze)

East Midlands

Edinburgh

Eindhoven

Faro

Fez

Frankfurt (Hahn)

Gdansk

Glasgow (Prestwick)

Glasgow International

Gothenburg

Gran Canaria

Kaunas

Krakow

Lamezia

Lanzarote

Leeds Bradford

Lisbon

Liverpool

London (Luton)

London (Stansted)

Madrid

Malaga

Malta

Manchester

Marrakech

Marseilles

Milan (Bergamo)

Palermo

Palma Mallorca

Paphos

Pescara

Pisa

Ponta Delgada

Porto

Oslo (Rygge)

Rome (Ciampino)

Rome (Fiumicino)

Seville

Shannon

Stockholm (Skavsta)

Tenerife South

Thessaloniki

Trapani

Valencia

Warsaw (Modlin)

Wroclaw

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

As part of Ryanair’s “Always Getting Better” customer experience program Ryanair has focused on high frequency and business friendly timings between Europe’s main business centers.

During the 2015 fiscal year, Ryanair opened 143 new routes across its network. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

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

When launching a new route, Ryanair’s policy is to price the new route at its lowest fare so that it will be significantly lower than other carriers’ lowest fares, but still provide a satisfactory operating margin.

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great service which has recently been enhanced by Ryanair’s “Always Getting Better” customer experience program. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, we use topical advertising, social media, press conferences and publicity stunts. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company. The vast majority of such reservations and purchases are made through the website Ryanair.com. Ryanair is therefore not reliant on travel agents. See “—Strategy—Taking Advantage of the Internet” above for additional information.

In May 2012, Ryanair further upgraded its reservation system in order to facilitate the continued expansion of the airline. The upgraded system gives the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development. Under the agreement with the system provider, Navitaire, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in, priority boarding service and limited reserved seating since January 2012 (with fully allocated seating introduced in February 2014 as part of the “Always Getting Better” customer experience program). Since October 2009, Ryanair has required Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. On April 1, 2014, the Company entered into an agreement with Travelport which operates the Galileo and Worldspan GDS. In October 2014, the Company entered into an agreement with Amadeus and an agreement was also concluded with Sabre in May 2015 (collectively “GDSs”). The Company’s fares (except for the three lowest fare categories) will be distributed on the GDSs systems. Ryanair has negotiated an attractive per segment price and expects to sell tickets via travel agents at no commission to a mix of largely business/corporate travelers. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Aircraft

As of June 30, 2015, Ryanair had a principal fleet of over 315 Boeing 737-800 aircraft and six additional leased aircraft acquired on short term leases for the summer of 2015 to provide extra capacity. The principal fleet was composed of Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 308 Boeing 737-800s at March 31, 2015. The Company expects to have an operating fleet comprising approximately 520 Boeing 737s at March 31, 2024 depending on the level of lease returns/disposals. This operating fleet will comprise a mix of Boeing 737-800s and Boeing 737-MAX-200 aircraft. The 737-MAX-200 aircraft, which will start being delivered during fiscal 2020, have 197 seats.

Between March 1999 and March 2015, Ryanair took delivery of 359 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing and disposed of 52 such aircraft, including 26 lease handbacks.

Under the terms of the 2013 Boeing Contract, Ryanair has agreed to purchase the 183 new Boeing 737-800 aircraft over a five year period from fiscal 2015 to 2019, with delivery beginning in September 2014. The new aircraft will benefit from a net effective price not dissimilar to that under the 2005 Boeing Contract which was approved by shareholders in 2005. Under the terms of the 2014 Boeing Contract, Ryanair has agreed to purchase up to 200 new Boeing 737-MAX-200 aircraft (100 firm orders and 100 aircraft subject to option) over a five year period from fiscal 2020 to 2024, with delivery beginning in August 2019. The new aircraft will be used on new and existing routes to grow Ryanair’s business.

The Boeing 737-800 represents the current generation of Boeing’s 737 aircraft. It is a short-to-medium range aircraft and seats 189 passengers. The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-800 series aircraft is approximately US$78.5 million and the basic price will be increased for certain “buyer-furnished” equipment, amounting to approximately US$2.9 million per new aircraft, which Ryanair has asked Boeing to purchase and install on each of the new aircraft. In addition, an “Escalation Factor” will be applied to the basic price to reflect increases in the Employment Cost Index and Producer Price Index between the time the basic price was set in the 2013 Boeing Contract and the period 18 to 24 months prior to the delivery of any such new aircraft.

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

The Boeing 737-MAX-200 represents the newest generation of Boeing’s 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight more than Ryanair’s existing 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-MAX-200 series aircraft is approximately US$102 million and the basic price will be increased for certain “buyer-furnished” equipment, amounting to approximately US$1.6 million per new aircraft, which Ryanair has asked Boeing to purchase and install on each of the new aircraft. In addition, an “Escalation Factor” will be applied to the basic price to reflect increases in the Employment Cost Index and Producer Price Index between the time the basic price was set in the 2014 Boeing Contract and the planned month of delivery of any such new aircraft.

Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. These will take the form of credit memoranda to Ryanair for the amount of such concessions, which Ryanair may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the new aircraft. Boeing and CFMI (the manufacturer of the engines to be fitted on the New Aircraft) have also agreed to provide Ryanair with certain allowances for promotional and other activities, as well as providing certain other goods and services to Ryanair on concessionary terms. Those credit memoranda and promotional allowances will effectively reduce the price of each new aircraft payable by Ryanair. As a result, the “effective price” (the purchase price of the New Aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft due for delivery from August 2019.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which Ryanair currently leases 51 of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-800s being the most recent in current production, with the 737-MAX-200 not expected to enter the market until 2019.

Management believes that its strategy, to date, of having reduced its fleet to two generations of an aircraft type enables Ryanair to limit the costs associated with personnel training, the purchase and storage of spare parts, and maintenance. Furthermore, this strategy affords Ryanair greater flexibility in the scheduling of crews and equipment.

The Boeing 737-800s are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-MAX-200 CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 18% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%.

The Boeing 737-MAX-200 aircraft could impact the Company insofar as the residual value of its Boeing 737-800 aircraft could be reduced when it enters production, currently expected to be in late 2019.

At March 31, 2015, the average aircraft age of the Company’s Boeing 737-800 fleet was six years.

Training and Regulatory Compliance

Ryanair currently owns and operates four Boeing 737-800 full flight simulators for pilot training, the first of which was delivered in 2002. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). The second simulator was delivered in 2004, while the third and fourth simulators were delivered in the 2008 fiscal year. In September 2006, Ryanair entered into a new contract with CAE to purchase B737NG Level B flight simulators. Two such simulators were delivered in the 2009 fiscal year. In December 2014, Ryanair entered into a new contract with CAE to purchase B737NG Level D flight simulators, two for delivery in fiscal 2016, with an option to purchase a third simulator. In May 2015, Ryanair purchased a Boeing 737-700 aircraft which will be used primarily for pilot training purposes but will also be used to back up the operation during the peak summer period.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737-800 aircraft and will comply with any regulations or EU directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry— Safety-Related Undertakings Could Affect the Company’s Results.”

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2015 Compared with Fiscal Year 2014—Ancillary Revenues” for additional information.

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

Ryanair primarily markets accommodation services and travel insurance through its website. For hotel and accommodation services, Ryanair has a contract with Bookings.com to market hotels during the booking process on its website and Ryanair receives a commission on these sales. In addition, until July 2, 2015, when Hertz ended its contract at short notice, Ryanair marketed car hire for Hertz via its website. Ryanair is currently seeking an alternative car hire partner.

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

In April 2009, Ryanair signed a contract with Webloyalty International Ltd, which offers Ryanair’s customers who have a UK, Spanish, Irish, Dutch or French billing address a retail discount and cash-back program. In April 2011, Ryanair began to sell advertising on its boarding cards. In April 2015, a boarding card redesign along with increased passenger volumes allowed for further growth in this area.

In fiscal year 2012, Ryanair rolled out handheld Electronic Point of Sale (“EPOS”) devices across its route network. These EPOS devices replaced manual and paper based systems on board the aircraft. The EPOS device enables cabin crew to sell and record their on-board sales transactions more efficiently and generate vastly improved management sales reporting. The EPOS device also issues bus and rail tickets and tickets for tourist attractions. A new version of the EPOS device is being rolled out in summer of 2015.

In fiscal year 2011, Ryanair began offering reserved seating in twenty-one extra legroom seats on each aircraft for a fee on certain routes and this feature was rolled out to all routes in fiscal year 2012. In February 2014, Ryanair introduced fully allocated seating on each of its flights. Passengers can, for a modest premium, reserve seats at the front of the aircraft and at the overwing exits. All other seats can be reserved for a lower fee. In the event a passenger does not wish to purchase an allocated seat, a random seat will be allocated during the booking process.

In November 2013, the Company launched a new website which reduced the number of clicks to make a booking. At the same time, the Company reduced the exposure of certain other ancillary products during the booking process on the website which had a negative impact on sales along with a reduction of certain penalty fees and charges at airports. The Company anticipates that the reduction in revenues arising from these changes will be offset by the increased revenues arising from allocated seating and, over time, enhanced selling opportunities that will arise from the digital personalization of offers to our customers. See “Item 3 Key Information—Risk Factors—Risks related to the Company—Ryanair May Not Achieve All of the Expected Benefits of its Recent Strategic Initiatives”.

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

Ryanair’s quality assurance department deals with oversight of all maintenance activities in accordance with Part 145. The European Aviation Safety Agency (“EASA”), which established Part 145, came into being on September 28, 2003; through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities” below.

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight, daily, and transit checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick), Bremen, Kaunas and Frankfurt (Hahn) facilities. Since December 2003, Ryanair has operated a hangar facility at its base at Glasgow (Prestwick) in Scotland, where both A-checks and C-checks are performed on the fleet of Boeing 737-800 aircraft. The facility performs up to four C-checks per week and Ryanair has recently opened a new C-check hangar facility in Kaunas, Lithuania where it carries out between one and two light C-checks per week, enabling Ryanair to perform all of the heavy maintenance that is currently required on its Boeing 737-800 fleet in-house. In January 2014, Ryanair opened another single bay hangar facility in Kaunas.

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

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 30-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has a safety committee to review and discuss air safety and related issues. Michael Horgan, a Company director, is the chairman of this committee and reports to the Board of Directors.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (TEM) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all of its flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved by the Irish Aviation Authority (the “IAA”), which regularly audits operation control standards and flight crew training standards for compliance with EU legislation.

All of the Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height). The Boeing 737-MAX-200, scheduled for delivery in 2019, will include flight deck enhancements derived from Ryanair’s experience with the Boeing 737-200 and Boeing 737-800 fleets.

Ryanair has a comprehensive and documented Safety Management System. Management encourages flight crews to report any safety-related issues through the Safety Alert Initial Report reporting program, which is available online through Ryanair’s Crewdock system. Ryanair has also implemented a confidential reporting system which affords personnel the opportunity to report directly to the Flight Safety Officer any event, error, or discrepancy in operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management’s awareness of problems that may be encountered by personnel in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the UK CAA as an alternative confidential reporting channel.

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

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Swissport Limited provides Ryanair’s ticketing, passenger and aircraft handling, and ground handling services at many of these airports in Ireland and the U.K., while similar services in continental Europe are generally provided by the local airport authorities, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of them may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

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

The Greek government planned to introduce similar taxes; however, it has now cancelled plans to introduce these taxes. The German government introduced an €8 passenger tax on January 1, 2011 for all departing domestic or short-haul passengers and a passenger tax of €25 for all departing passengers on flights bound for southern Europe and northern Africa. The €8 tax was reduced to €7.50 in January 2012. In addition, the Austrian government introduced an ecological air travel levy of €8 effective January 1, 2011. In July 2013, the regional Walloon Government in Belgium announced a €3 passenger travel tax from January 2014. However, the plan to introduce this tax was later abandoned. The Moroccan government has also introduced a similar tax (equivalent to approximately €9) from April 2014. The Italian government has recently proposed to increase the municipal taxes in Italy by €2, however, no final decision has yet been made.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the OFT and the Competition Commission, calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, which found that the common ownership by BAA of the three main airports in London negatively affected competition and that a “light touch” approach to regulating BAA by the Civil Aviation Authority adversely impacted competition. In March 2009, the Competition Commission ordered the break-up of BAA. In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. Following a delay caused by various appeals by the BAA, the BAA proceeded to sell Edinburgh Airport in April 2012, and London (Stansted) airport to Manchester Airports Group plc in March 2013. Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. In May 2010, the BAA announced that it would not proceed with this £4 billion program. On January 10, 2014, the UK Civil Aviation Authority completed its regulatory investigation into market power determination for passenger airlines in relation to London (Stansted). It found that London (Stansted) did not enjoy substantial market power in the market for the provision of airport operation services to passenger airlines, and as such declined to continue to regulate the airport. On September 16, 2013, Ryanair announced that it had agreed a 10 year growth agreement with Manchester Airports Group plc, the owners of London (Stansted), in relation to an expansion of capacity at London (Stansted) in return for significant airport charge reductions for the incremental passenger volumes delivered. Once this 10 year growth deal expires, Ryanair may be subject to increased airport charges at London (Stansted) as the airport is no longer subject to regulation.

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

FUEL

The cost of jet fuel accounted for approximately 43% and 46% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2015 and 2014, respectively (in each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 0.5% and 0.3% of total fuel costs in the fiscal years ended March 31, 2015 and 2014, respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. As of July 24, 2015, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for fiscal 2016 at prices equivalent to approximately $910 per metric ton. In addition, as of July 24, 2015, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 70% of its estimated requirements for fiscal 2017 at prices equivalent to approximately $657 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2015 Compared with Fiscal Year 2014—Fuel and Oil.”

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors and officers liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described in “Item 3. Risk Factors – Risks Related to the Airline Industry – Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Impact on the Company’s Results of Operation”, which resulted from volcanic ash in the northern European airspace during April and May 2010.

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

During the 2006 fiscal year, Ryanair established Aviation Insurance (IOM) Limited (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $16.1 million. In addition to aviation insurance, AIL has underwritten most of the single trip travel insurance policies sold on Ryanair.com since February 1, 2011.

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

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	1,370	1,649	Leasehold	Rental Property
Concourse Building, Airside Business Park, Swords, Dublin	12,141	9,298	Freehold	Dublin Office
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Dublin Airport Business Park*	955	749	Leasehold	Administration Offices
Phoenix House, Conyngham Road, Dublin	2,566	3,899	Freehold	Rental Property
Enterprise House, Stansted	516	516	Leasehold	Administrative Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Stansted Airport	375	375	Leasehold	Training Centre
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Skavsta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	10,052	10,052	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Kaunas Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance
Rygge Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance
Billund Airport (Hangar)	2,800	2,800	Leasehold	Aircraft Maintenance

*	Leasehold terminated on June 22, 2014

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease bag-drop counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Swissport Limited or other service providers.

TRADEMARKS

Ryanair’s logo and the slogans “Ryanair.com The Low Fares Website” and “Ryanair The Low Fares Airline” have been registered as Community Trade Marks (“CTMs”). Ryanair has also registered the CTM for the word “Ryanairhotels.com.” Ryanair filed an application for registration of the slogan “Low Fares. Made Simple” in late 2014. The trademark was partially refused and an appeal to the Office for Harmonisation in the Internal Market is pending. A CTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should another party use an identical or confusingly similar trademark in relation to identical, or similar services.

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

Ryanair’s current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the IAA, which reviews the department’s audits, including flight audits, training audits, document audits, and quality audits. Ryanair’s current Air Operator Certificate No IE 7/94 was issued on May 28, 2015.

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

In July 1999, the IAA awarded Ryanair a JAR Ops 1 air operator’s certificate. In 2008, the IAA awarded Ryanair an EU Ops air operator’s certificate. In 2014, the IAA awarded Ryanair an Air Ops air operator’s certificate. This AOC remains in force subject to Ryanair demonstrating continuing compliance with applicable EASA regulations. The requirements of Air Ops have been incorporated into European law as prescribed in Regulation EC 965/2012 and were applied in full on October 28, 2014. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 1 Revision 0, was approved by the IAA on October 28, 2014.

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

European Commission. The European Commission is in the process of introducing an updated legislative package to its “single European sky policy,” called “SES2+”, which would lead to changes to air traffic management and control within the EU. The “single European sky policy” currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and use of the airspace and the inter-operability of the European air traffic management network. These regulations were amended by the so-called “Single European Sky II” regulation (EU Regulation 1070/09), which focused on air traffic control (“ATC”) performance and extended the authority of EASA to include Airports and Air Traffic Management. The objective of the policy is to enhance safety standards and the overall efficiency of air traffic in Europe, as well as to reduce the cost of air traffic control services.

On September 6, 2005, the European Commission announced new guidelines on the financing of airports and start-up aid to airlines by regional airports based on its February 2004 finding in the Charleroi case, a decision that the EU Court of First Instance (“CFI”) has since annulled in December 2008. The guidelines only applied to publicly owned regional airports, and placed restrictions on the incentives that these airports can offer airlines to deliver traffic. Ryanair argued that the CFI’s annulment of the Charleroi decision severely undermined these guidelines. In April 2014, the European Commission published final revised guidelines that better reflect the commercial reality of the liberalized air transport market, but still place restrictions on the incentives public airports can offer to airlines delivering traffic, when compared with the commercial freedom available to private airports.

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

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, ten of the eleven directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of 6 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-MAX-200 aircraft (including 100 firm and 100 option aircraft). The Boeing 737-MAX-200 aircraft will deliver between fiscal 2020 and fiscal 2024. They have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 18% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

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

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

•	operates with a high-seat density of 189 seats (increasing to 197 when the Boeing 737-MAX-200 starts being delivered in fiscal 2020) and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown;

•	has reduced per-passenger emissions through higher load factors;

•	better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;

•	provides direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and

•	has no late-night departures of aircraft, reducing the impact of noise emissions.

Emissions Trading. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The UK Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tonnes of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2014, Ryanair emitted 7,756,156 tCO2 (Calendar 2013: 7,649,120), which equates to 0.090 tCO2 (Calendar 2013: 0.094) per passenger.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of any aviation taxes, including any environmental taxes, fuel taxes or emissions levies. Ryanair has, and continues to offer, the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general. There is in particular no justification for any environmental taxes on aviation following the introduction of the Emissions Trading Scheme for airlines.

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

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than five million passengers per annum, and to the airport with the highest passenger movement in each Member State, when setting airport charges, and provides for an appeals procedure for airlines in the event that they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure is effective or that it constrains those airports that are currently abusing their dominant position, in part because the legislation was -transposed improperly in certain countries, such as Ireland and Spain, thereby depriving airlines of even the basic safeguards provided for in the Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

Slots

Currently, the majority of Ryanair’s bases of operations have no “slot” allocation restrictions; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, EU law currently regulates the acquisition, transfer, and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system, allowing for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. There is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

From 1997 through June 30, 2015, Ryanair launched service on more than 1,600 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established 72 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 4.9 million in the 1999 fiscal year to approximately 90.6 million in the 2015 fiscal year. As of June 30, 2015, Ryanair had a principal fleet of over 315 Boeing 737-800 aircraft and six additional leased aircraft acquired on short term leases for the summer of 2015 to provide extra capacity, and now serves approximately 190 airports.

Ryanair expects to have approximately 520 aircraft in its operating fleet by March 31, 2024. This is subject to lease handbacks and disposals over the period to March 31, 2024 meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 90.6 million passengers in the 2015 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased approximately 9% from 64,470 million in the 2014 fiscal year to 70,331 million in the 2015 fiscal year due partly to an increase of approximately 2% in scheduled available seat miles (“ASMs”) from 77,917 million in the 2014 fiscal year to 79,690 million in the 2015 fiscal year. Scheduled passenger revenues increased approximately 12% from €3,790 million in the 2014 fiscal year to €4,260 million in the 2015 fiscal year. Average booked passenger fare increased from €46.40 in the 2014 fiscal year to €47.05 in the 2015 fiscal year.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 72% in both the 2014 and 2015 fiscal years. Cost per passenger was €53.61 in the 2014 fiscal year and €50.92 in the 2015 fiscal year, with the decrease primarily reflecting the lower fuel cost per passenger of €22.00 in the 2015 fiscal year, as compared to €24.65 in the 2014 fiscal year. Ryanair recorded operating profits of €658.6 million in the 2014 fiscal year and €1,042.9 million in the 2015 fiscal year. The Company recorded a profit after taxation of €522.8 million in the 2014 fiscal year and profit after taxation of €866.7 million in the 2015 fiscal year. Ryanair will take delivery of 41 Boeing 737-800 aircraft in the 2016 fiscal year and expects that these deliveries, along with its plan to ground fewer aircraft in the winter of 2016 fiscal year and increased load factors will allow for an approximately 14% increase in fiscal 2016 traffic. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Seasonally Grounded Aircraft.”

Investment in Aer Lingus

The Company owns 29.8% of Aer Lingus, which it acquired in fiscal years 2007, 2008 and 2009 at a total cost of €407.2 million. Following the approval of its shareholders, management proposed in the 2007 fiscal year to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds in June 2007. Ryanair’s management viewed the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believed that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa, Air France/KLM and British Airways/Iberia (now “International Airlines Group”). During the EU merger review, the Company made a commitment that if the acquisition was approved, Ryanair would eliminate Aer Lingus’ fuel surcharges and reduce its fares, which would have resulted in Aer Lingus passengers saving approximately €100 million per year. The Company was therefore disappointed by the European Commission’s decision to prohibit this offer. This decision was the first adverse decision taken in respect of any EU airline merger and the first-ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. Ryanair filed an appeal with the Court of First Instance (“CFI”), which was heard in July 2009. On July 6, 2010, the CFI upheld the Commission’s decision.

In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. Aer Lingus appealed this decision before the CFI. This case was heard in July 2009 and on July 6, 2010, the court rejected Aer Lingus’ appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus under the European Merger Regulation. However, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on market prices of the forced sale of such a significant portion of Aer Lingus’ shares.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus’ short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share ownership trust and employees, who owned 18% of Aer Lingus, would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share ownership trust and other parties, including members of the Irish Government. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 for Aer Lingus shares on November 28, 2008. As the Company was unable to secure the shareholders’ support, it decided on January 28, 2009, to withdraw its offer for Aer Lingus.

The OFT wrote to Ryanair in September 2010, advising that it intended to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected on the basis that the OFT’s investigation was time-barred. Ryanair contended that the OFT had the opportunity, which it missed, to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is within time. On July 28, 2011, the Competition Appeal Tribunal ruled that the OFT was not time barred when it attempted in September 2010 to open an investigation into Ryanair’s 2006 acquisition of a minority non-controlling stake in Aer Lingus. Ryanair subsequently appealed the Competition Appeal Tribunal’s decision. On November 24, 2011, the UK Court of Appeal ordered a stay of the OFT’s investigation pending the Courts review of whether the OFT’s investigation was time barred. On May 22, 2012, the UK Court of Appeal found that the OFT was not time barred to investigate Ryanair’s minority stake in Aer Lingus in September 2010. Ryanair subsequently sought permission to appeal that ruling to the UK Supreme Court, but permission was refused. On June 15, 2012, the OFT referred the investigation of Ryanair’s minority stake in Aer Lingus to the UK Competition Commission. On August 28, 2013, the Competition Commission issued its final decision in which it stated that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland.” As a result of its findings, the Competition Commission ordered Ryanair to reduce its shareholding in Aer Lingus to no more than 5 percent of Aer Lingus’ issued ordinary shares. Ryanair appealed the Competition Commission’s final decision to the CAT on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 23, 2014, the CAT granted Ryanair permission to appeal the CAT’s judgment to the UK Court of Appeal. The UK Court of Appeal rejected Ryanair’s appeal on February 12, 2015. On March 12, 2015, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the UK Court of Appeal. On July 14, 2015, the Supreme Court refused permission, bringing the appeal process against the Competition Commission’s final decision to conclusion.

On February 12, 2015, Ryanair applied to the Competition and Markets Authority (“CMA”) (formerly the Competition Commission) for a review of its August 28, 2013 decision on the basis that the proposed offer by the International Airlines Group (“IAG”) for Aer Lingus, announced in December 2014, amounted to a material change of circumstances which necessitated such review and the setting aside of the divestment order. On June 11, 2015, the CMA adopted a decision rejecting Ryanair’s contention that IAG’s proposed bid amounted to a material change of circumstances and imposing its divestment order. Ryanair appealed that decision and the imposition of the divestment order to the CAT. On July 15, 2015, the CAT dismissed Ryanair’s appeal. Ryanair has submitted an application for permission to appeal this ruling to the UK Court of Appeal.

On June 19, 2012, Ryanair made a third offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share. The timing of the offer was influenced by: (i) the continued consolidation of European airlines, and more recently the IAG (the parent company of British Airways) takeover of British Midland International, where the No. 1 airline at Heathrow was allowed to acquire the No. 2; (ii) the additional capacity available at Dublin airport following the opening of Terminal 2 and the decline in traffic from 23.3 million passengers per annum in 2007 to 18.7 million in 2011, has resulted in Dublin airport operating at approximately 50% capacity; (iii) the change in the Irish government policy since 2006 in that the Irish government indicated that it had decided to sell its stake in Aer Lingus; (iv) the fact that under the terms of the bailout agreement provided by the European Commission, European Central Bank and the International Monetary Fund to Ireland, the Irish government committed to sell its stake in Aer Lingus; (v) the fact that the Employee Share Ownership Trust (ESOT), which at the time of the unsuccessful 2006 offer controlled 15% of Aer Lingus, had been disbanded since

December 2010 and the shares distributed to the individual members, with the result that Ryanair’s new offer was, in Ryanair’s view, capable of reaching over 50% acceptance either with or without government acceptance; and (vi) the fact that Etihad, an Abu Dhabi based airline, had recently acquired a 3% stake in Aer Lingus and had expressed an interest in buying the government’s 25% stake in Aer Lingus (the offer therefore provided Etihad or any other potential bidder the opportunity to purchase the government’s stake).

Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and to grow its traffic from 9.5 million to over 14.5 million passengers over a five year period post acquisition, by growing Aer Lingus’ short haul traffic at some of Europe’s major airports where Aer Lingus currently operates and Ryanair does not. Ryanair also intended to increase Aer Lingus’ transatlantic traffic from Ireland, which has fallen in recent years, by investing in operations. If the offer was accepted, the Irish government would have received €173 million in cash. The offer of €1.30 per share represented a premium of approximately 38% over the closing price of €0.94 for Aer Lingus shares as of June 19, 2012. The offer was conditional on competition approval by the European Commission. However, on February 27, 2013, the European Commission prohibited the acquisition by Ryanair of the remaining share capital of Aer Lingus. Ryanair appealed this prohibition to the EU General Court on May 8, 2013. A judgment in this appeal is expected in 2016.

The available-for-sale financial asset balance sheet value of €371.0 million reflects the market value of the Company’s stake in Aer Lingus as of March 31, 2015, as compared to a value of €260.3 million as of March 31, 2014. In accordance with the company’s accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over Aer Lingus. The increase in the amount of the available for sale financial asset from €260.3 million at March 31, 2014 to €371.0 million at March 31, 2015 is comprised of a gain of €110.7 million, recognized through other comprehensive income, reflecting the increase in Aer Lingus’ share price from €1.64 per share at March 31, 2014 to €2.33 per share at March 31, 2015. All impairment losses are required to be recognized in the income statement for investments in an equity instrument classified for available for sale and are not subsequently reversed within the income statement with reversals being recognized through other comprehensive income instead, while gains are recognized through other comprehensive income. The investment had in prior periods been impaired to €0.50 per share.

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

On June 19, 2015, the International Airlines Group (“IAG”) issued a formal offer for Aer Lingus Group plc. The offer, which was recommended by the Board of Aer Lingus Group plc, consists of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). The offer is subject to the acceptance of the offer by key shareholders, namely the Irish government and Ryanair, and regulatory approval from the European competition authorities.

On July 10, 2015, Ryanair confirmed that the Board of Ryanair Holdings voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission (which was subsequently granted on July 14, 2015).

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, the impact of the banking crisis and potential break-up of the euro; competition and the public’s perception regarding the safety of low-fares airlines; the value of its equity stake in Aer Lingus; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by volcanic ash emissions or other atmospheric disruptions; flight disruptions caused by periodic and prolonged air traffic controller strikes in Europe; the rates of income and corporate taxes paid, and the impact of the financial and Eurozone crisis. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft and Boeing 737-MAX-200 will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. See “Item 3. Key Information—Risk Factors—Risks related to the Airline Industry—The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry.”

RECENT OPERATING RESULTS

The Company’s profit after tax for the quarter ended June 30, 2015 (the first quarter of the Company’s 2016 fiscal year) was €245.1 million, as compared to €196.8 million for the corresponding period of the previous year. The Company recorded an increase in operating profit, from €231.8 million in the first quarter of the 2015 fiscal year to €288.4 million in the recently completed quarter. Total operating revenues increased from €1,495.7 million in the first quarter of fiscal 2015 to €1,652.7 million in the first quarter of fiscal 2016. The increase in operating profit was primarily due to a 16% increase in traffic, a stronger load factor (up 6 points to 92%) and a 14% fuel saving per passenger. Operating expenses increased from €1,263.9 million in the first quarter of fiscal 2015 to €1,364.3 million in the first quarter of fiscal 2016, due primarily to the increased costs associated with the growth of the airline. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4,881.2 million at June 30, 2015 as compared with €4,483.3 million at June 30, 2014.

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

Long-lived Assets

As of March 31, 2015, Ryanair had €5.5 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Ryanair reviews its tax obligations by jurisdiction regularly. There are many complexities and judgments in determining tax obligations due to the inherent complexity of tax law, the manner in which airline businesses are carried out whereby operations can begin and end in different jurisdictions and assumptions made about the timing and amount of individual balances to be included in financial statements and tax returns.

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

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2015	2014	2013
Total revenues	100%	100%	100%
Scheduled revenues	75.4	75.2	78.2
Ancillary revenues	24.6	24.8	21.8
Total operating expenses	81.5	86.9	85.3
Fuel and oil	35.2	40.0	38.6
Airport and handling charges	12.6	12.2	12.5
Route charges	9.7	10.4	10.0
Staff costs	8.9	9.2	8.9
Depreciation	6.7	7.0	6.7
Marketing, distribution and other	4.1	3.8	4.1
Maintenance, materials and repairs	2.4	2.3	2.5
Aircraft rentals	1.9	2.0	2.0

Operating profit	18.5	13.1	14.7
Net interest expense	(1.0)	(1.3)	(1.5)
Other income	(0.1)	0.0	0.1

Profit before taxation	17.4	11.8	13.3
Taxation	(2.0)	(1.4)	(1.6)

Profit after taxation	15.4	10.4	11.7

FISCAL YEAR 2015 COMPARED WITH FISCAL YEAR 2014

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €866.7 million in the 2015 fiscal year, as compared with a profit of €522.8 million in the 2014 fiscal year. This 65.8% increase was primarily attributable to a 1.4% increase in average fares, a 10.9% increase in traffic, a stronger load factor (up 5 points to 88.2%), and 10.8% fuel savings per passenger.

Scheduled revenues. Ryanair’s scheduled passenger revenues increased 12.4%, from €3,789.5 million in the 2014 fiscal year to €4,260.3 million in the 2015 fiscal year, primarily reflecting an increase of 1.4% in average fares. The number of passengers booked increased 10.9%, from 81.7 million to 90.6 million, reflecting increased passenger volumes on existing routes and the successful opening of new bases at Athens, Lisbon, Thessaloniki, Warsaw, Cologne, Glasgow International, Gdansk and Bratislava in the 2015 fiscal year. Booked passenger load factors increased to 88.2% in fiscal 2015 compared with 83% in fiscal 2014.

Passenger capacity during the 2015 fiscal year increased by 3.8% due to an increase in the average number of aircraft in the fleet. Scheduled passenger revenues accounted for 75.4% of Ryanair’s total revenues for the 2015 fiscal year, compared with 75.2% of total revenues in the 2014 fiscal year.

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 11.7%, from €1,247.2 million in the 2014 fiscal year to €1,393.7 million in the 2015 fiscal year, while ancillary revenues per booked passenger increased to €15.39 from €15.27. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, administration/credit card fees, sales of rail and bus tickets, priority boarding, reserved seating, accommodation, travel insurance and car rental increased 15.0% to €1,164.4 million from €1,012.4 million in the 2014 fiscal year. Revenues from in-flight sales increased 9.2%, to €128.1 million from €117.3 million in the 2014 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, decreased 13.9%, from €117.5 million in the 2014 fiscal year to €101.2 million in the 2015 fiscal year, reflecting a combination of factors including an improved product mix and the implementation of fully reserved seating across the network. The rate of increase in ancillary revenues exceeded that of the increase in overall passengers booked.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2015		2014
	(in millions of euro, except percentage data)
Non-flight Scheduled	1,164.4	83.5%	1,012.4	81.2%
In-flight Sales	128.1	9.2%	117.3	9.4%
Internet-related	101.2	7.3%	117.5	9.4%

Total	1,393.7	100.0%	1,247.2	100.0%

Operating expenses. As a percentage of total revenues, Ryanair’s operating expenses decreased from 86.9% in the 2014 fiscal year to 81.6% in the 2015 fiscal year. Total revenues increased by 12.3%, faster than the 5.3% increase in operating expenses. In absolute terms, total operating expenses increased 5.3%, from €4,378.1 million in the 2014 fiscal year to €4,611.1 million in the 2015 fiscal year, principally as a result of increased costs associated with the growth of the airline offset by a 1.0% reduction in fuel and oil costs from €2,013.1 million in the 2014 fiscal year to €1,992.1 million in the 2015 fiscal year. Fuel and oil expenses, route charges, staff costs, depreciation and aircraft rentals decreased as a percentage of total revenues, while airport and handling charges, marketing, distribution and other costs and maintenance, materials and repairs increased. Total operating expenses per passenger decreased by 5.0%, with the decrease reflecting, principally, a 10.8% reduction in per passenger fuel costs and ex-fuel costs remaining flat per passenger during the 2015 fiscal year.

The Company’s decision to ground aircraft did not have a material impact on the results of the Company for the year ended March 31, 2015 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft would have been lower than the operating costs associated with operating these aircraft, including fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant staff can be furloughed under the terms of their contracts without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair’s operating expenses (on a per-passenger basis) for the fiscal years ended March 31, 2015 and March 31, 2014 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year	Fiscal Year
	Ended	Ended
	March 31,	March 31,
	2015	2014	% Change
	€	€
Fuel and oil	22.00	24.65	(10.8%)
Airport and handling charges	7.87	7.56	4.1%
Route charges	6.05	6.39	(5.3%)
Staff costs	5.55	5.68	(2.3%)
Depreciation	4.17	4.31	(3.2%)
Marketing, distribution and other	2.58	2.36	9.3%
Maintenance, materials and repairs	1.49	1.42	4.9%
Aircraft rentals	1.21	1.24	(2.4%)

Total operating expenses	50.92	53.61	(5.0%)

Fuel and oil. Ryanair’s fuel and oil costs per passenger decreased by 10.8%, while in absolute terms, these costs decreased by 1.0% from €2,013.1 million in the 2014 fiscal year to €1,992.1 million in the 2015 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 1.4% decrease reflected a 4.6% decrease in average fuel prices paid and the impact of a 2.5% increase in the number of hours flown, and a slight increase in fuel burn across the fleet due to the higher load factor. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased 4.6% from €2.45 per U.S. gallon in the 2014 fiscal year to €2.34 per U.S. gallon in the 2015 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Airport and handling charges and route charges. Ryanair’s airport and handling charges per passenger increased 4.1% in the 2015 fiscal year, while route charges per passenger decreased 5.3%. In absolute terms, airport and handling charges increased 15.5%, from €617.2 million in the 2014 fiscal year to €712.8 million in the 2015 fiscal year, reflecting the overall growth in passenger volumes, the mix of new routes and bases launched at primary airports and the strengthening of U.K. pound sterling against the euro. In absolute terms, route charges increased 4.9%, from €522.0 million in the 2014 fiscal year, to €547.4 million in the 2015 fiscal year, primarily as a result of the 3.9% increase in sectors flown and price increases in Germany, France and the U.K.

Staff costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, decreased 2.3% on a per-passenger basis, while in absolute terms, these costs increased 8.5%, from €463.6 million in the 2014 fiscal year to €502.9 million in the 2015 fiscal year. The increase in absolute terms was primarily attributable to the increased level of activity, a pay increase of 2.0% granted in fiscal 2015 and the strength of U.K. pound sterling against the euro.

Depreciation. Ryanair’s depreciation per passenger decreased by 3.2%, while in absolute terms these costs increased 7.4% from €351.8 million in the 2014 fiscal year to €377.7 million in the 2015 fiscal year. The increase was primarily attributable to the increase in the average number of owned aircraft in the fleet in the 2015 fiscal year (250) compared to the 2014 fiscal year (246) and spare engines purchased during the year. See “—Critical Accounting Policies—Long-lived Assets” above.

Marketing, distribution and other expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased 9.3% on a per-passenger basis in the 2015 fiscal year, while in absolute terms, these costs increased 21.3%, from €192.8 million in the 2014 fiscal year to €233.9 million in the 2015 fiscal year, with the overall increase primarily reflecting the higher marketing spend to support Ryanair’s “Always Getting Better” customer experience program and the launch of new routes and bases.

Maintenance, materials and repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance, provision for leased aircraft and the overhaul of spare parts, increased 4.9% on a per-passenger basis, while in absolute terms these expenses increased by 16.2% from €116.1 million in the 2014 fiscal year to €134.9 million in the 2015 fiscal year. The increase in absolute terms during the fiscal year was partly due to the inclusion in the prior year of a one off credit of €3.7 million arising from the renegotiation of certain maintenance contracts. The remainder of the increase was primarily due to line maintenance costs resulting from the launch of new bases, unscheduled maintenance costs and the strength of sterling to the euro.

Aircraft rentals. Aircraft rental expenses amounted to €109.4 million in the 2015 fiscal year, a 7.9% increase from the €101.5 million reported in the 2014 fiscal year, reflecting short term leases over the summer, offset by the lower average number of leased aircraft in the 2015 fiscal year (51) compared to the 2014 fiscal year (55).

Operating profit. As a result of the factors outlined above, operating profit increased 42.8% on a per-passenger basis in the 2015 fiscal year, and also increased in absolute terms, from €658.6 million in the 2014 fiscal year to €1,042.9 million in the 2015 fiscal year.

Finance expense. Ryanair’s interest and similar charges decreased 10.8%, from €83.2 million in the 2014 fiscal year to €74.2 million in the 2015 fiscal year, primarily due to lower interest rates in the 2015 fiscal year compared to the 2014 fiscal year. These costs are expected to increase in future periods as Ryanair further expands its fleet.

Finance income. Ryanair’s interest and similar income increased 8.5%, from €16.5 million in the 2014 fiscal year to €17.9 million in the 2015 fiscal year, reflecting higher cash balances in the 2015 fiscal year.

Foreign exchange gains/losses. Ryanair recorded foreign exchange losses of €4.2 million in the 2015 fiscal year, as compared with foreign exchange losses of €0.5 million in the 2014 fiscal year, with the different result being primarily due to the negative impact of changes in the euro exchange rate against the U.S. dollar.

Taxation. The effective tax rate for the 2015 fiscal year was 11.8%, as compared to an effective tax rate of 11.6% in the 2014 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax provision of €115.7 million in the 2015 fiscal year, compared with a tax provision of €68.6 million in the 2014 fiscal year, with the increase primarily reflecting higher pre-tax profits. The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

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

Scheduled revenues. Ryanair’s scheduled passenger revenues decreased 0.8%, from €3,819.8 million in the 2013 fiscal year, to €3,789.5 million in the 2014 fiscal year, primarily reflecting a decrease of 3.7% in average fares. The number of passengers booked increased 3.0%, from 79.3 million to 81.7 million, reflecting increased passenger volumes on existing routes and the successful launch of new bases at Athens, Thessaloniki, Brussels (Zaventem) , Lisbon, Rome (Fiumicino), Catania, Lamezia and Palermo in the 2014 fiscal year. Booked passenger load factors increased to 83% in fiscal 2014 compared with 82% in fiscal 2013.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2015 and 2014 of €4,795.9 million and €3,241.7 million, respectively. The increase at March 31, 2015 primarily reflects cash generated from operating activities of €1,689.4 million and €1,690.9 million from eurobond issuances in June 2014 and March 2015, which was partially offset by the cash used to fund the purchase of property, plant, and equipment – primarily pre-delivery payments on new Boeing 737-800 aircraft and spare engines, in addition to a €520.3 million special dividend, the repayment of €419.7 million of borrowings and the purchase of 10.9 million Ordinary Shares via a share buy-back costing €112.0 million. Cash and liquid resources included €6.7 million and €13.3 million in “restricted cash” held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2015 and 2014, respectively. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company’s net cash inflows from operating activities in the 2015 and 2014 fiscal years amounted to €1,689.4 million and €1,044.6 million, respectively. The €644.8 million increase in net cash flows from operating activities for fiscal year 2015 compared to fiscal year 2014 was principally due to an increase in profit after tax of €343.9 million and an increase in accrued expenses of €364.4 million. This movement, which primarily relates to cash received in advance for flights, and receipt of other receivables and increases in other payables balances, generated €407.0 million in cash in 2015, compared with €133.9 million in 2014. This increase in net cash generated from working capital of €273.1 million, or approximately 204%, was primarily due to an increase in cash receipts from advance bookings.

During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737 aircraft and related flight equipment, payments on related indebtedness and payments of corporation tax, as well as share buy-backs of €593.7 million and the payment of a €520.3 million special dividend to shareholders. Cash generated from operations and the issuance of €850.0 million in 1.875% unsecured eurobonds with a 7 year tenor in June 2014 and €850.0 million in 1.125% unsecured eurobonds with an 8 year tenor in March 2015 have been the principal source for these cash requirements.

The Company’s net cash inflows from operating activities in the 2014 and 2013 fiscal years amounted to €1,044.6 million and €1,023.5 million, respectively. The €21.1 million increase in net cash flows from operating activities for fiscal year 2014 compared to fiscal 2013 was principally due to a number of factors, including an increase in accrued expenses. This movement, which relates primarily to cash received in advance for flights, and receipt of other receivables and increases in other payables balances, generated €133.9 million in cash in 2014, compared with €64.7 million in 2013. This increase in net cash generated from working capital of €66.5 million, or approximately 98.7%, was primarily due to an increase in cash receipts from advance bookings, some of which was due to the timing of Easter, which fell in April 2014 and March 2013.

The Company’s net cash used in investing activities in fiscal year 2015 totaled €2,888.2 million, primarily reflecting, as compared to fiscal year 2014, the Company’s higher profitability and increased investment of cash with maturities of greater than 3 months, as described in more detail below.

The Company’s net cash from investing activities in fiscal year 2014 totaled €300.7 million and net cash used in investing activities in fiscal 2013 totaled €1,821.5 million, primarily reflecting the Company’s capital expenditures, and decreased investment of cash with maturities of greater than three months, as described in more detail below.

Net cash from financing activities totaled €653.3 million in the 2015 fiscal year, largely reflecting the issuance of €850.0 million unsecured Eurobonds in both June 2014 and March 2015 offset by a special dividend of €520.3 million, repayments of long-term borrowings of €419.7 million and shares purchased under a share buy-back program of €112.0 million.

Net cash used in financing activities totaled €856.1 million in the 2014 fiscal year, largely reflecting the repayments of long-term borrowings of €390.8 million and shares purchased under a share buy-back program of €481.7 million, offset in part by shares issued of €16.4 million.

The Company experienced a net cash outflow from financing activities of €669.4 million in fiscal year 2013. This was due to the receipt of proceeds from long term borrowings of €234.6 million, offset in part by repayments of long-term borrowings of €366.4 million, the payment of a €491.5 million dividend and shares purchased under a share buy-back program of €67.5 million.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2015 and 2014 were €788.5 million and €505.8 million respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2015, Ryanair had a fleet of 308 Boeing 737-800 aircraft, the majority of which (202 aircraft) were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (26 of the aircraft in the fleet as of March 31, 2015) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2015). Of Ryanair’s total fleet of 308 Boeing 737-800 aircraft at March 31, 2015 there were 51 aircraft which were financed through operating lease arrangements, 11 aircraft were financed from Ryanair’s own resources on an unsecured basis and the remaining 12 aircraft have no outstanding debt remaining. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2016 fiscal year.

The Company’s net cash outflows for capital expenditures in fiscal 2013 were €310.7 million. Of the new 15 Boeing 737-800 aircraft which Ryanair took delivery of between April 1, 2012 and March 31, 2013, four were financed through sale-and-leaseback financing and the remainder through Ex-Im Bank guaranteed-financing.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company pursuant to the 2013 and 2014 Boeing Contracts:

	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
Fiscal Year End	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Opening Fleet	297	308	340	368	402	420	451	468	489	509	297
Deliveries under 2013 Boeing Contract	11	41	52	50	29	—	—	—	—	—	183
Firm deliveries under 2014 Boeing Contract	—	—	—	—	—	31	17	21	20	11	100
Option Aircraft under 2014 Boeing Contract	—	—	—	—	—	8	25	28	25	14	100
Planned returns or disposals	—	(9)	(24)	(16)	(11)	(8)	(25)	(28)	(25)	(14)	(160)

Closing Fleet	308	340	368	402	420	451	468	489	509	520	520

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €4,431.6 million at March 31, 2015 and €3,083.6 million at March 31, 2014, with the change being primarily attributable to Ryanair’s issuance of €850.0 million in 1.875% unsecured eurobonds with a 7 year tenor in June 2014 and issuance of €850.0 million in 1.125% unsecured eurobonds with an 8 year tenor in March 2015 under its Euro Medium Term Note (EMTN) program. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2015. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2015, the majority of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed seven aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 32% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, with the interest rate exposure from these loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with maturities of between seven and twelve years in respect of approximately 68% of its outstanding debt financing at March 31, 2015 and of this total approximately 23% of this debt has been partially swapped, with the relevant swaps covering the first seven years of the twelve-year amortizing period.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2015. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2015	EUR	EUR
	Fixed	Floating
	(in millions of euro)
Borrowing profile before swap transactions	2,552.6	1,878.9
Interest rate swaps – Debt swapped from floating to fixed	1,002.9	(1,002.9)

Borrowing profile after swap transactions	3,555.5	876.0

The weighted-average interest rate on the cumulative borrowings under these facilities of €4,431.6 million at March 31, 2015 was 2.01%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 and Boeing 737-MAX-200 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB+ (stable) credit rating from Standard & Poor’s and Fitch Ratings and following Ryanair’s issuance of €850.0 million in 1.875% unsecured Eurobonds with a 7 year tenor in June 2014 and issuance of €850.0 million in 1.125% unsecured Eurobonds with an 8 year tenor in March 2015 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 210 aircraft delivered and remaining in the fleet as of March 31, 2015 rests with a number of United States special purpose vehicles (the “SPVs”). The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

Under the new Aviation Sector Understanding which came into effect from January 1, 2013, the fees payable to Ex-Im Bank for the provision of loan guarantees have significantly increased, thereby making it more expensive than more traditional forms of financing. As a result, Ryanair intends to finance the New Aircraft obtained under the 2013 and 2014 Boeing Contracts through a combination of internally generated cash flows, debt financing from commercial banks, debt financing through the capital markets in a secured and unsecured manner, commercial debt through JOLCOs and sale and operating leasebacks. These forms of financing are generally accepted in the aviation industry and are currently widely available for companies who have the credit quality of Ryanair. Ryanair may periodically use Ex-Im Bank loan guarantees when appropriate. Ryanair intends to finance pre-delivery payments (“Aircraft Deposits”) to Boeing in respect of the New Aircraft via internally generated cash flows similar to all previous Aircraft Deposit payments.

At March 31, 2015, Ryanair had 51 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 18 leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining 33 operating leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 31 of the 51 remaining operating lease aircraft as at March 31, 2015 on pre-determined terms. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. These structures are accounted for as finance leases and are initially recorded at fair value on the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for four of these aircraft in fiscal year 2015. Six aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

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

Ryanair currently has a corporate rating of BBB+ (stable) from both Standard & Poor’s and Fitch Ratings and a €3 billion EMTN program. Ryanair issued €850.0 million in unsecured eurobonds with a 7 year tenor at a coupon of 1.875% in June 2014 and €850.0 million in unsecured eurobonds an 8 year tenor at a coupon of 1.125% in March 2015 under this program that are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2015. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above, and do not reflect the eurobond issuances in June 2014 and March 2015. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.0759 = €1.00 (based on the European Central Bank Rate on March 31, 2015). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor described below. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

With respect to purchase obligations under the terms of the 2013 Boeing Contract and 2014 Boeing Contract, the Company was required to pay Boeing 1.0% of the Basic Price of each of the 283 firm-order Boeing 737 aircraft at the time the contracts were signed (such deposit being fully refundable if the Company had not received the shareholder approval at the extraordinary general meetings on June 18, 2013 and November 28, 2014), and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated “Escalation Factor” but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery. Similar terms applied under the 2005 Boeing contract, with the first payment due when the contract was signed in February 2005.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(in millions of euro)
Long-term Debt (a)	3,823.3	349.8	343.3	878.0	2,252.2
Finance Lease Obligations	608.3	49.8	113.4	280.9	164.2
Purchase Obligations (b)	22,074.7	2,991.1	3,793.5	8,716.6	6,573.5
Operating Lease Obligations	432.8	139.9	95.1	177.6	20.2
Future Interest Payments (c)	387.8	85.0	71.7	147.3	83.8

Total Contractual Obligations	€27,326.9	€3,615.6	€4,417.0	€10,200.4	€9,093.9

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 11 and Note 23 to the consolidated financial statements included in Item 18.
(b)	These are noted at a non-discounted “list” price.
(c)	In determining an appropriate methodology to estimate future interest payments we have applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

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

Guarantees. Ryanair Holdings has provided an aggregate of €7,665.2 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2013 Boeing Contract which total approximately $14.4 billion at list prices and which became effective following Ryanair Holdings shareholder approval at an extraordinary general meeting on June 18, 2013 and guarantees given in relation to the 2014 Boeing contract which total approximately $20.5 billion at list prices and which became effective following Ryanair Holdings shareholder approval at an extraordinary general meeting on November 28, 2014.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects—Business Overview,” “—Results of Operations,” “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Strategy—Responding to Current Challenges”above.

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2015.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of July 24, 2015:

Name	Age	Positions
David Bonderman (a)(b)	72	Chairman and Director
Michael Cawley	61	Director
Michael Horgan (d)	78	Director
Charles McCreevy (c)	65	Director
Declan McKeon (c)	63	Director
Kyran McLaughlin (a)(b)	71	Director
Dick Milliken (c)	64	Director
Michael O’Leary (a)(b)(f)	54	Director and CEO
Julie O’Neill (e)	60	Director
James Osborne (a)(e)	66	Director
Louise Phelan (e)	48	Director

(a)	Member of the Executive Committee.
(b)	Member of the Nomination Committee.
(c)	Member of the Audit Committee.
(d)	Member of the Safety Committee.
(e)	Member of the Remuneration Committee.
(f)	Mr. O’Leary is the chief executive officer of both Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the Board of Directors since December 1996. Mr. Bonderman also serves on the Boards of the following public companies: Caesars Entertainment Corporation, CoStar Group, Inc., and Kite Pharma, Inc. In addition, he serves on the Boards of The Wilderness Society, the Grand Canyon Trust, and the American Himalayan Foundation. He is a U.S. citizen.

Michael Cawley (Director). Michael Cawley has served as a director since August 2014. Mr. Cawley previously worked with Ryanair for 17 years and contributed enormously to Ryanair’s growth and success until he retired in March 2014. He served as Ryanair’s Deputy CEO and Chief Operating Officer. Mr. Cawley’s other non-executive directorships include Paddy Power plc, Kingspan Group plc and he is also Chairman of Failte Ireland, the Irish tourism authority. He is an Irish citizen.

Michael Horgan (Director). Michael Horgan has served as a director since January 2001. A former Chief Pilot of Aer Lingus, he has acted as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is the Chairman of the Company’s Safety Committee. He is an Irish citizen.

Charles McCreevy (Director). Charles McCreevy has served as a director since May 2010. Mr. McCreevy has previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held positions in several Irish Government Ministerial Offices, including Minister for Finance (1997-2004), Minister for Tourism & Trade (1993-1994) and Minister for Social Welfare (1992-1993). He is an Irish citizen.

Declan McKeon (Director). Declan McKeon has served as a director since May 2010. Mr. McKeon is a former audit partner of PricewaterhouseCoopers. He is currently a director, chairman of the audit committee, a member of the nominations committee and senior independent director of Icon plc. He is an Irish citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin also serves as a director of a number of other Irish private companies. He is an Irish citizen.

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

Michael O’Leary (Executive Director). Michael O’Leary has served as a director of Ryanair Ltd. since 1988 and as CEO since 1994. Mr. O’Leary is a director of Ryanair Holdings since July 1996. He is an Irish citizen.

Julie O’Neill (Director). Julie O’Neill has served as a director since December 2012. Ms. O’Neill served as Secretary General of the Department of Transport, Ireland from 2002 to 2009 and, in a career that spanned 37 years in the Irish public service, worked in strategic policy development and implementation in eight Government Departments. She chairs the Sustainable Energy Authority of Ireland and the Audit Committee of Trinity College Dublin. She is a director of Permanent TSB plc. She is a former board member of the Irish Museum of Modern Art. She is an Irish citizen.

James Osborne (Director). James Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair Ltd. since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He is also a former Chairman of Independent News and Media plc and a director of James Hardie Industries plc. He also serves as a director of a number of Irish private companies. He is an Irish citizen.

Louise Phelan (Director). Louise Phelan has served as a director since December 2012. Ms. Phelan is Vice President for PayPal Global Operations Europe Middle East and Africa (EMEA), and leads over 2,700 people in Dublin, Dundalk and Berlin. Ms. Phelan was the 2014 President of the American Chamber of Commerce in Ireland. She is InBusiness magazine’s Businesswoman of the Year and Great Place to Work’s ‘Most Trusted Leader’ 2014. Ms. Phelan is a prominent member of the Dublin Chamber of Commerce Ireland, CCMA Ireland and the Women’s Executive Network (WXN). She is an Irish citizen.

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

Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Board of Directors as a whole determines the remuneration and bonuses of the chief executive officer, who is the only executive director. Mr. Osborne, Ms. O’Neill and Ms. Phelan are the members of the Remuneration Committee.

Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Messrs. McKeon, McCreevy and Milliken are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent non-executive director, Mr. McKeon, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

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

Safety Committee. The Board of Directors established the Safety Committee in March 1997 to review and discuss air safety and related issues. The Safety Committee reports to the full Board of Directors each quarter. The Safety Committee is composed of Mr. Horgan and Mr. Sorahan, Chief Financial Officer and Accountable Manager for Safety (who both act as co-chairman), as well as the following executive officers of Ryanair: Messrs. Hickey, Wilson, the Chief Pilot, Captain Ray Conway and the Director of Safety and Security, Ms. Carol Sharkey. A number of other managers are invited to attend, as required, from time to time.

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

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. In addition, Howard Millar, who was Ryanair’s Deputy Chief Executive up to December 31, 2014, and Chief Financial Officer up to September 30, 2014, will also offer himself for appointment to the Board of Directors at the next Annual General Meeting, which is scheduled to be held on September 24, 2015.

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

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The Board of Directors has determined that each of the Company’s ten non-executive directors is “independent” under the standards set forth in the UK Corporate Governance Code (the “Code”). Under the Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 5605(a)(12). Instead, the Board of Directors determines whether the director is “independent in character and judgment,” and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. Under the Code, the Board of Directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company’s advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years. In determining that each of the ten non-executive directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne, Horgan, Cawley and Ms. Phelan. The Board has considered Kyran McLaughlin’s independence given his role as Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Davy Stockbrokers are one of Ryanair’s corporate brokers and provide corporate advisory services to Ryanair from time to time. The Board has considered the fees paid to Davy Stockbrokers for these services and believe that they are immaterial to both Ryanair and Davy Stockbrokers given the size of each organization’s business operations and financial results. Having considered this relationship, the Board has concluded that Kyran McLaughlin continues to be an independent non-executive director within the spirit and meaning of the Code Rules. The Board has also considered the independence of David Bonderman given his shareholding in Ryanair Holdings plc. As at March 31, 2015, David Bonderman had a beneficial shareholding in the Company of 7,680,671 ordinary shares, equivalent to 0.56% of the issued share capital. Having considered this shareholding in light of the number of issued shares in Ryanair Holdings plc and the financial interest of the director, the Board has concluded that the interest is not so material as to breach the spirit of the independence rule contained in the Code. The Board has also considered the independence of Louise Phelan given her role as Vice President Global Operations at Paypal. Paypal is one of Ryanair’s payment service providers. The Board has considered the services provided by Paypal and have concluded that Louise Phelan is an independent non-executive director within the spirit and meaning of the Code Rules. The Board has considered Michael Cawley’s independence given that he served as Deputy Chief Executive Officer and Chief Operating Officer of Ryanair from 2003 to March 2014 and before that as Ryanair’s Chief Financial Officer and Commercial Director from 1997. The Board has considered Michael’s employment and has concluded that Michael Cawley is an independent non-executive director within the spirit and meaning of the Code Rules. The Board has further considered the independence of Messrs. David Bonderman, James Osborne, Kyran McLaughlin and Michael Horgan as they have each served more than nine years on the Board. The Board considers that each of these directors is independent in character and judgment as they either have other significant commercial and professional commitments and/or brings his own level of senior experience gained in their fields of international business and professional practice. When arriving at this decision, the Board has taken into account the comments made by the Financial Reporting Council in their report dated December 2009 on their review of the impact and effectiveness of the Code, in particular their comment that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration should be that the Board is fit for purpose. For these reasons, and also because each director’s independence is considered annually by the Board, the Board considers it appropriate that these directors have not been offered for annual re-election as is recommended by the Code. The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the NASDAQ rules.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at July 24, 2015:

Name	Age	Position
Michael Hickey	52	Chief Operations Officer
John Hurley	40	Chief Technology Officer
Kenny Jacobs	41	Chief Marketing Officer
Juliusz Komorek	37	Chief Legal & Regulatory Officer; Company Secretary
David O’Brien	51	Chief Commercial Officer
Michael O’Leary	54	Chief Executive Officer
Neil Sorahan	43	Chief Financial Officer
Edward Wilson	51	Chief People Officer

Michael Hickey (Chief Operations Officer). Michael was appointed as Chief Operations Officer in January 2014 having held the position of Director of Engineering since January 2000. Michael who has an MSC in Air Safety Management from City University in London is a licensed aircraft engineer and holds an EASA private pilot’s license. He has held a wide range of senior positions within the Engineering Department since he joined Ryanair in 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

John Hurley (Chief Technology Officer). John Hurley was appointed Chief Technology Officer in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Ltd and Education Multimedia Group and has 16 years of experience in the IT industry.

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

Juliusz Komorek (Chief Legal and Regulatory Officer; Company Secretary). Juliusz Komorek was appointed Chief Legal and Regulatory Officer; Company Secretary in June 2015, having served as Company Secretary and Director of Legal and Regulatory Affairs since May 2009, and Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission’s Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

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

Neil Sorahan (Chief Financial Officer). Neil Sorahan was appointed Chief Financial Officer in October 2014, having previously served as Ryanair’s Finance Director since June 2006. Prior to that he was Group Treasurer since January 2003. Before joining Ryanair, Mr. Sorahan held various finance and treasury roles at CRH plc., the international building materials group.

Edward Wilson (Chief People Officer). Edward Wilson was appointed Chief People Officer in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair he served as Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the ten sitting non-executive directors and eight executive officers named above in the 2015 fiscal year was €7.4 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below

Each of Ryanair Holdings’ ten non-executive directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board receives a fee of €100,000 per annum. Prior to the 2014 fiscal year, Mr. Bonderman had waived his entitlement to receive remuneration. The additional remuneration paid to Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Safety Committee.

For further details of stock options that have been granted to the Company’s employees, including the executive officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O’Leary

In October 2014, Michael O’Leary (Chief Executive Officer) signed a new five year contract which commits him to the Company until September 2019. This new contract replaces a rolling 12 month arrangement under which Mr. O’Leary has worked as Chief Executive of the airline since Ryanair Holdings Plc first floated in 1997. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of €985,091, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary is also eligible for annual bonuses as determined by the Board of Directors of the Company, which are subject to the achievement of both budget and personal performance criteria; the amount of such bonuses paid to Mr. O’Leary in the 2015 fiscal year totaled €855,000. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

STAFF AND LABOR RELATIONS

The following table sets forth the details of Ryanair’s team at each of March 31, 2015, 2014 and 2013:

	Number of Staff at March 31,
Classification	2015	2014		2013
Management	110	105		99
Administrative	334	290		282
Maintenance	143	139		139
Ground Operations	286	220		229
Pilots	2,804	2,665		2,625
Flight Attendants	5,716	5,573	*	5,763

Total	9,393	8,992		9,137

*	Decrease on prior year due to lower aircraft in operation in March 2014 and cabin crew staff being furloughed.

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

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2015, the average age of Ryanair’s pilots was 35 years and their average period of employment with Ryanair was over 5 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots through the use of contract agencies. These contract pilots are included in the table above. In addition, Ryanair has also been able to satisfy its needs for additional flight attendants through the use of contract agencies. These contract flight attendants are included in the table above.

Ryanair has a licensed approved organization in The Netherlands to operate pilot training courses using Ryanair’s syllabus, in order to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered a position operating on Ryanair aircraft. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

Ryanair’s crews earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2015 fiscal year, such productivity-based incentive payments accounted for approximately 38% of an average flight attendant’s total earnings and approximately 32% of the typical pilot’s compensation. Pilots at all of Ryanair’s 72 bases are covered by four, five or six year collective agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2016 and 2021. Cabin crew at all Ryanair bases are also party to long term collective agreements on pay, allowances and rosters which expire in March 2017. In March 2014, Ryanair agreed to increase the pay of pilots and cabin crew in accordance with the terms of individual base collective agreements. Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle and 900 flight-hours per fiscal year. For the 2015 fiscal year, the average flight-hours for Ryanair’s pilots amounted to approximately 72 hours per month and approximately 863 hours for the complete year, an approximately 6% increase on the previous fiscal year. If more stringent regulations on flight hours were to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair considers its relations with its employees to be good. Ryanair currently negotiates with groups of employees, including its pilots, through “Employee Representation Committees” (“ERCs”) regarding pay, work practices and conditions of employment, including conducting formal negotiations with these internal collective bargaining units. Ryanair’s senior management meets regularly with the different ERCs to consult and discuss all aspects of the business and those issues that specifically relate to each relevant employee group and where necessary to negotiate with these collective bargaining units. Following negotiations through this ERC system, pilots and cabin crew at all Ryanair bases are covered by long term collective agreements which provide certainty on cost, pay and conditions.

Ryanair Holdings’ shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information––Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2015, there were 1,360,556,815 Ordinary Shares outstanding. As of that date, 112,316,349 ADRs, representing 561,581,745 Ordinary Shares, were held of record in the United States by 58 holders, and represented in the aggregate 41.3% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2015, June 30, 2014 and June 30, 2013, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2015		As of June 30, 2014		As of June 30, 2013
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company.	189,452,050	13.9%	230,832,565	16.7%	190,022,595	13.4%
HSBC Holdings PLC	79,131,376	5.8%	85,009,314	6.1%	90,645,967	6.4%
Baillie Gifford	84,944,353	6.2%	79,001,583	5.7%	71,863,457	5.0%
BlackRock Inc	—	—	70,993,234	5.1%	68,532,811	4.8%
Fidelity Management and Research	68,232,108	5.0%	—	—	—	—
Michael O’Leary	51,381,256	3.8%	51,381,256	3.7%	51,081,256	3.6%
Manning and Napier	—	—	—	—	48,194,525	3.4%

As of June 30, 2015, the directors and executive officers of Ryanair Holdings as a group owned 60,279,771 Ordinary Shares, representing 4.4% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein. Each of our shareholders has identical voting rights with respect to its Ordinary Shares.

As of March 31, 2015, there were 1,377,661,859 Ordinary Shares outstanding.

Based on information available to Ryanair Holdings plc, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2015, March 31 2014 and March 31, 2013.

	As of March 31, 2015		As of March 31, 2014		As of March 31, 2013
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company.	212,605,935	15.4%	230,917,315	16.7%	191,997,595	13.3%
HSBC Holdings PLC	85,975,817	6.2%	81,509,308	5.9%	92,980,598	6.4%
Baillie Gifford	83,045,080	6.0%	77,578,902	5.6%	70,323,718	4.9%
BlackRock Inc	—	—	75,178,344	5.4%	66,399,232	4.6%
Manning and Napier	—	—	—	—	59,095,500	4.1%
Fidelity Management and Research	57,401,554	4.2%	—	—	—	—
Michael O’Leary	51,381,256	3.7%	51,081,256	3.7%	51,081,256	3.5%
Standard Life	43,215,170	3.1%	44,213,767	3.2%	—	—

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of senior management and the board of directors as disclosed in Note 27 to the consolidated financial statements) as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2015 or in the period from March 31, 2015 to the date hereof.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to “Item 18. Financial Statements.”

OTHER FINANCIAL INFORMATION

Legal Proceedings

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below.

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

In January 2010, the European Commission concluded that the financial arrangements between Bratislava airport in Slovakia and Ryanair do not constitute state aid within the meaning of EU rules, because these arrangements were in line with market terms. In July 2012, the European Commission similarly concluded that the financial arrangements between Tampere airport in Finland and Ryanair do not constitute state aid. In February 2014, the European Commission found that the financial arrangements between Aarhus, Berlin (Schönefeld) and Marseille airports, and Ryanair, do not constitute state aid. In July 2014, the European Commission announced a ‘no state aid’ decision in respect of Dusseldorf (Weeze) airport. In October 2014, the European Commission concluded that Ryanair’s agreements with the Brussels (Charleroi), Frankfurt (Hahn), Alghero and Stockholm (Västerås) airports did not constitute State aid. In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10.4 million of alleged aid. Ryanair has appealed the Angouleme and Pau decisions to the EU General court, and is currently preparing appeals against the remaining ‘aid’ decisions. These appeal proceedings are expected to take between two and four years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Lübeck, Klagenfurt, Paris (Beauvais), La Rochelle, Carcassonne, Cagliari, Girona and Reus. These investigations are ongoing and Ryanair currently expects that they will conclude in mid to late 2015, with any European Commission decisions appealable to the EU General Court.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lübeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero, Marseille and Berlin Schönefeld airports. The Alghero case (initiated by Air One) was dismissed in its entirety in April 2011. The Marseille case was withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011. The Berlin Schönefeld, initiated by Germania, case was discontinued following the European Commission’s finding in February 2014 that Ryanair’s arrangement with the airport contained no state aid.

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

Ryanair argued that the positive decision by the CFI in the Brussels (Charleroi) case in December 2008 required the European Commission to rethink its policy in this area. The revised guidelines, published by the European Commission in April 2014, provide more certainty in the industry as to how public airports may deal with airlines in offering incentives for traffic growth. However, adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly-owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

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

In November 2008, Ryanair initiated proceedings in the CFI contesting the European Commission’s refusal to grant Ryanair access to documents relating to the European Commission’s state aid investigations at Hamburg (Lübeck), Tampere, Berlin (Schönefeld), Alghero, Pau, Aarhus, Bratislava and Frankfurt (Hahn) airports. These cases were heard on July 7, 2010 and a judgment was issued in December 2010. The CFI found that the European Commission had acted in line with applicable legislation, which highlighted the unfairness inherent in state aid procedures in the EU, whereby alleged beneficiaries of aid have no right of access to the European Commission’s files and therefore cannot properly exercise their rights to defense and good administration. The CFI ordered the European Commission to pay Ryanair’s costs in three of the eight access to documents cases.

As a result of rising airport charges and the introduction of an Air Travel Tax, in March 2009, of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes), Ryanair reduced its fleet at Dublin airport to 13 during winter 2010 (down from 22 in summer 2008 and 20 in winter 2008). Ryanair also complained to the European Commission about the unlawful differentiation in the level of the Irish Air Travel tax between routes within the EU. From April 2011, a single rate (€3) of the Air Travel Tax was introduced on all routes (and subsequently eliminated entirely in April 2014). In July 2012 the European Commission found that Ryanair, Aer Lingus and Aer Arann had received state aid from the Irish government by way of a two-tier air travel tax levied on passengers departing from Irish airports. Ryanair appealed this decision and on February 5, 2015 the EU General Court partially annulled the EU Commission’s 2012 decision and held that the actual quantum of aid depended on the extent of pass-through of the “tax reduction” to passengers. In April 2015 the European Commission has appealed the EU General Court’s decision to the Court of Justice of the EU. Also in July 2012, Ryanair issued proceedings before the Irish courts seeking repayment of the entire amount of the air travel tax paid by Ryanair during the period (€87.8 million) where it was two-tier on the basis of its illegality. In April 2013 the Irish government issued proceedings against Ryanair seeking recovery of €12 million of alleged state aid attributable to Ryanair, arising from the 2012 European Commission decision. Following the General Court’s partial annulment of that decision, Ryanair applied to have the Government’s claim struck out. In light of the European Commission’s appeal of the General Court’s judgment, the risk remains that Ryanair will, at some point, be ordered by the Irish courts to pay the €12 million amount to the Irish government.

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

The OFT wrote to Ryanair in September 2010, advising that it intended to investigate Ryanair’s minority stake in Aer Lingus. Ryanair objected on the basis that the OFT’s investigation was time-barred. Ryanair contended that the OFT had and missed the opportunity to investigate Ryanair’s minority stake within four months from the European Commission’s June 2007 decision to prohibit Ryanair’s takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair’s appeal against the OFT’s decision that its investigation is not time barred. On July 28, 2011, the Competition Appeal Tribunal ruled that the OFT was not time barred when it attempted in September 2010 to open an investigation into Ryanair’s 2006 acquisition of a minority non-controlling stake in Aer Lingus. Ryanair subsequently appealed the Competition Appeal Tribunal’s decision. On November 24, 2011, the UK Court of Appeal ordered a stay of the OFT’s investigation into Ryanair’s minority stake in Aer Lingus pending the outcome of the appeal. On May 22, 2012, the UK Court of Appeal found that the OFT was not time barred to investigate Ryanair’s minority stake in Aer Lingus in September 2010. Ryanair subsequently sought permission to appeal this ruling to the UK Supreme Court but permission was refused. On June 15, 2012, the OFT referred the investigation of Ryanair’s minority stake in Aer Lingus to the UK Competition Commission.

On June 19, 2012, Ryanair announced its third all cash offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.30 per ordinary share and immediately commenced pre-notification discussions with the European Commission for the purpose of preparing a merger filing. Pending the outcome of the European Commission’s review of Ryanair’s bid, on the basis of the duty of “sincere cooperation” between the EU and the Member States, and under the EU Merger Regulation, the Competition Commission’s investigation of Ryanair’s minority stake in Aer Lingus should not proceed. Nevertheless, Aer Lingus argued that the investigation should proceed and that Ryanair’s offer was in breach of certain provisions of the UK Enterprise Act 2002.

On July 10, 2012, the Competition Commission ruled that Ryanair’s bid was not in breach of the UK Enterprise Act, but nevertheless decided that its investigation of the minority stake could proceed in parallel with the European Commission’s investigation of Ryanair’s offer for Aer Lingus. In July 2012, Ryanair appealed the latter part of the Competition Commission’s ruling to the UK Competition Appeal Tribunal (“CAT”), and the Competition Commission’s investigation was suspended pending the appeal process. On August 8, 2012, the CAT rejected Ryanair’s appeal and found that the Competition Commission’s investigation could proceed in parallel with the European Commission’s investigation, but that the Competition Commission must avoid taking any final decision which could conflict with the European Commission’s ultimate conclusion on Ryanair’s bid. In August 2012, Ryanair appealed the CAT judgment to the UK Court of Appeal. In December 2012, the Court of Appeal rejected Ryanair’s appeal and subsequently the Competition Commission’s investigation has restarted. On December 13, 2012, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the Court of Appeal. The Supreme Court refused permission to appeal on April 25, 2013.

On February 27, 2013 the European Commission prohibited Ryanair’s bid to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected in 2016 and may affirm or annul the decision of the European Commission.

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

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair actively engaged with the Competition Commission’s investigation of the minority stake. On August 28, 2013, the UK Competition Commission issued its final decision in which it stated that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland.” As a result of its findings, the Competition Commission ordered Ryanair to reduce its shareholding in Aer Lingus to no more than 5 per cent of Aer Lingus’ issued ordinary shares. Ryanair appealed the Competition Commission’s final decision to the CAT on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 23, 2014, the CAT granted Ryanair permission to appeal the CAT’s judgment to the Court of Appeal. The UK Court of Appeal rejected Ryanair’s appeal on February 12, 2015. On March 12, 2015, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the UK Court of Appeal. On July 14, 2015, the Supreme Court refused permission, bringing the appeal process against the Competition Commission’s final decision to conclusion.

On February 12, 2015, Ryanair applied to the Competition and Markets Authority (“CMA”) (formerly the Competition Commission) for a review of its August 28, 2013 decision on the basis that the proposed offer by the International Airlines Group (IAG) for Aer Lingus, announced in December 2014, amounted to a material change of circumstances which necessitated such review and the setting aside of the divestment order. On June 11, 2015 the CMA adopted a decision rejecting Ryanair’s contention that IAG’s proposed bid amounted to a material change of circumstances and imposing its divestment order. Ryanair appealed that decision and the imposition of the divestment order to the CAT. On July 15, 2015, the CAT dismissed Ryanair’s appeal. Ryanair has submitted an application for permission to appeal this ruling to the UK Court of Appeal. On June 19, 2015, the IAG issued a formal offer for Aer Lingus Group plc. The offer, which was recommended by the Board of Aer Lingus Group plc, consists of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). The offer is subject to the acceptance of the offer by key shareholders, namely the Irish government and Ryanair, and regulatory approval from the European competition authorities.

On July 10, 2015, the Board of Ryanair Holdings confirmed that it voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to the offer receiving merger clearance from the European Commission (which was subsequently granted on July 14, 2015).

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (screenscraper websites) in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits Travelport, Amadeus and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies. The Company has received favorable rulings in Ireland, Germany and

The Netherlands, and unfavorable rulings in Spain, France and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels and travel insurance etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

Dividend Policy

Following shareholder approval at the September 2010 annual general meeting of shareholders, a €500 million special dividend was paid in October 2010. Similarly, following shareholder approval at the September 2012 annual general meeting of shareholders, a dividend of €0.34 per Ordinary Share (approximately €492 million) was paid in November 2012. On June 20, 2013 the Company detailed plans to return up to €1.0 billion to shareholders over the next two years. The Company completed €481.7 million in share buybacks in fiscal year 2014 and paid a special dividend of €520.3 million in fiscal 2015. In February 2015 the Company announced a €400 million ordinary share buy-back program to be completed between February 2015 and the end of August 2015. Approximately €112.0 million of ordinary shares were purchased under this share buy-back program in fiscal 2015. The Company has made no further commitments in relation to the payment of dividends, share buybacks or other shareholder distributions. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings’ Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, the Depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses and any applicable fees) to the owners of ADRs. See “Item 12. Description of Securities Other than Equity Securities” for information regarding fees of the Depositary.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.5 million Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buy-back program of up to €200 million worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million Ordinary Shares were repurchased under this program at a cost of approximately €46.0 million. The Company also completed share buy-backs of €125 million in respect of 36.5 million Ordinary Shares in the 2012 fiscal year and 15 million Ordinary Shares at a cost of approximately €68 million in the 2013 fiscal year. In fiscal year 2014, 69.5 million Ordinary Shares (including just over 6.0 million ADRs) were repurchased at a cost of approximately €481.7 million. In February 2015, the Company announced a €400 million ordinary share buy-back program to be completed between February 2015 and the end of August 2015. In fiscal 2015, approximately €112.0 million of ordinary shares were purchased under this latest share buy-back program. As a result, the total amount spent on the share buy-back programs at July 23, 2015 was approximately €1,326.7 million with respect to the repurchase of 226.6 million Ordinary Shares. All Ordinary Shares (including ADRs which represent five Ordinary Shares) repurchased have been cancelled.

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

SIGNIFICANT CHANGES

From April 1, 2015 to July 23, 2015 the Company bought back 21.3 million shares at a total cost of €246.5 million under its latest €400.0 million share buy-back program. These shares represent approximately 1.6% of the Company’s issued share capital. All ordinary shares repurchased were cancelled.

On June 19, 2015, the IAG issued a formal offer for Aer Lingus Group plc. The offer, which was recommended by the Board of Aer Lingus Group plc, consists of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). The offer is subject to the acceptance of the offer by key shareholders, namely the Irish government and Ryanair, and regulatory approval from the European competition authorities.

On July 10, 2015, Ryanair confirmed that the Board of Ryanair Holdings voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission (which was subsequently granted on July 14, 2015).

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

ADRs, each representing five Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

*	All quarterly high and low prices for ADRs and Ordinary Shares in the following tables refer to calendar year quarters and not fiscal year quarters.

	ADRs
	(in U.S. dollars)
	High	Low
2009	29.586	20.779
2010	33.090	21.268
2011	31.990	24.200
2012	36.890	27.770
2013
First Quarter	43.23	34.62
Second Quarter	51.53	41.36
Third Quarter	54.05	44.51
Fourth Quarter	51.33	43.51
2014
First Quarter	58.81	46.99
Second Quarter	60.11	50.98
Third Quarter	58.32	51.22
Fourth Quarter	71.27	49.84
2015
January 31, 2015	67.63	62.63
February 28, 2015	64.80	60.10
March 31, 2015	66.77	62.81
April 30, 2015	67.00	63.92
May 31, 2015	68.00	63.88
June 30, 2015	73.28	66.92
July 24, 2015	73.97	70.72

	Ordinary Shares (Irish Stock Exchange)
	(in euro)
	High	Low
2009	3.45	2.51
2010	4.19	2.77
2011	3.98	3.13
2012	5.00	3.68
2013
First Quarter	6.16	4.76
Second Quarter	7.20	5.70
Third Quarter	7.47	6.00
Fourth Quarter	6.45	5.33
2014
First Quarter	7.70	6.30
Second Quarter	7.75	6.35
Third Quarter	7.57	6.58
Fourth Quarter	9.83	6.74
2015
January 31, 2015	10.17	9.06
February 28, 2015	10.19	9.21
March 31, 2015	11.13	9.87
April 30, 2015	11.45	10.47
May 31, 2015	11.83	10.67
June 30, 2015	12.33	11.43
July 24, 2015	12.76	11.78

	Ordinary Shares (London Stock Exchange)
	(in euro)
	High	Low
2009	3.45	2.50
2010	4.19	2.76
2011	3.97	3.13
2012	5.00	3.68
2013
First Quarter	6.20	4.76
Second Quarter	7.18	5.80
Third Quarter	7.48	5.84
Fourth Quarter	6.45	5.45
2014
First Quarter	7.72	6.31
Second Quarter	7.75	6.35
Third Quarter	7.57	6.57
Fourth Quarter	9.82	6.71
2015
January 31, 2015	10.15	9.06
February 28, 2015	10.11	9.20
March 31, 2015	11.18	9.94
April 30, 2015	11.41	10.53
May 31, 2015	11.89	10.69
June 30, 2015	12.31	11.43
July 24, 2015	12.69	11.86

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

The Company, at its annual general meeting of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buy-back programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buy-back program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (‘m)	Approx. cost (€’m)
2008	59.5	300.0
2009	18.1	46.0
2010	—	—
2011	—	—
2012	36.5	124.6
2013	15.0	67.5
2014	69.5	481.7
2015	10.9	112.0
Period through June 30,2015	17.1	194.9

Total	226.6	1,326.7

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

As of June 30, 2015, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 17.7 million, representing 1.3% of the Company’s issued share capital at that date.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.635 euro cent. As of March 31, 2015, a total of 1,377,661,859 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Ryanair Holdings’ shareholders approved a stock option plan (referred to herein as “Option Plan 2000”), under which all employees and directors are eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2000 only if the Company’s net profit after tax for such fiscal year had exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1.0% in net profit after tax for the relevant year would have resulted in such requirement being met.

Ryanair Holdings’ shareholders approved a stock option plan (referred to herein as “Option Plan 2003”) established in accordance with a then tax-favorable share option scheme available under Irish law, so that employees would not be subject to income tax on the exercise of options (subject to certain conditions). Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that Act. Following the publication of the Irish National Recovery Plan: 2011-2014 (the “NRP”) on November 24, 2010, Revenue approved share option plans, such as Option Plan 2003, no longer qualified for favorable tax treatment from that date. All employees and full-time directors were eligible to participate in the plan, under which grants of options could be made at the close of any of the ten years beginning with fiscal year 2002 only if the Company’s net profit after tax for such fiscal year had exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1.0% in net profit after tax for the relevant year would have resulted in such requirement being met.

Under Option Plan 2000, 20 senior managers (including five of the current executive officers) were granted 10,500,000 share options, in the aggregate, at a strike price of €3.21 in July 2005. Not all of the vesting conditions were met, and as a result only 80% of the options granted that satisfied the conditions were exercisable between August 1, 2011 and August 31, 2013. The Company recognized a credit of €2.5 million in relation to the options that did not vest in June 2011. Also, under Option Plan 2000, each of the non-executive directors were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options were exercisable between June 2012 and June 2014. In addition, 39 senior managers (including five of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options are exercisable between September 18, 2013 and September 17, 2015, but only for managers who continued to be employed by the Company through September 18, 2013.

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

Under Option Plan 2013, 36 senior managers (including 7 of the current executive officers) and 10 of the current non-executive board members were granted 10 million share options, in the aggregate, at a strike price of €6.25 in July 2014. These options are exercisable between June 2019 and July 2022. They will only vest if certain targets in relation to net profit and/or share price are achieved and will only be available to managers/directors who continue to be employed by the Company in June 2019. Also under Option Plan 2013, 3.5 million share options were granted, in aggregate, to 7 of the existing executive officers at a strike price of €6.74 on October 2014. These options are exercisable between September, 2019 and October, 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available to executives who continue to be employed by the Company through July 31, 2019. On November 11, 2014, 5 million options were granted to Mr. O’Leary under Option Plan 2013 as part of his new 5 year contract. These options which were granted at a strike price of €8.345 are exercisable between September 2019 and November 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available if Mr. O’Leary continues to be employed by the Company through July 31, 2019.

The aggregate of 17.7 million Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2015 under Company’s option plan represent approximately 1.3% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 11.9 million Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see Notes 15 and 19 to the consolidated financial statements included herein.

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

MATERIAL CONTRACTS

On March 19, 2013, the Company announced that it had entered into an agreement with Boeing to purchase 175 Boeing 737-800NG aircraft, over a five year period from fiscal 2015 to 2019 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an extraordinary general meeting on June 18, 2013. In April 2014, the Company agreed to purchase an additional five Boeing 737-800 next generation aircraft and in February 2015, the Company agreed to purchase an additional three Boeing 737-800 next generation with all eight aircraft scheduled to deliver in fiscal 2016. This brings the total number of 737-800 next generation aircraft on order to 183, with a list value of approximately $14.4 billion, (11 of the Boeing 737-800NG aircraft have been delivered as of 31 March 2015).

In September 2014, the Group entered into an agreement with Boeing to purchase 200 Boeing 737-MAX- 200 aircraft (100 firm and 100 subject to option), with a list value of approximately $20.5 billion (assuming all options are exercised), over a five year period from fiscal 2020 to 2024 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an extraordinary general meeting on November 28, 2014.

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

The 1992 Act prohibits financial transfers involving President Lukashenko, the Belarusian leadership and certain other officials of Belarus, Burma (Myanmar), certain persons and entities associated with the now deceased Usama Bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, the Democratic Republic of Congo, certain persons in Egypt, certain activities, persons and entities in Eritrea, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iraq, Côte d’Ivoire, certain activities in Lebanon, certain activities in Liberia and the former Liberian President Charles Taylor, his immediate family and close associates, Libya, certain persons and activities in Sudan and South Sudan, Somalia, certain activities, persons and entities in Syria and Iran, certain persons, entities and bodies in the Republic of Guinea-Bissau, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

As an additional measure, to ensure the percentage of shares held by EU nationals remains at least 50.1%, at the extraordinary general meeting held on April 19, 2012, the Company obtained a new repurchase authority which will enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority was renewed at each subsequent Annual General Meeting since then and was last renewed at the Annual General Meeting held on September 25, 2014.

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

As of June 30, 2015, EU nationals owned at least 54.2% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

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

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax (“CAT”) notwithstanding that the donor or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 33% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or done. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual on or post January 1, 2013 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends” (apart from the Medicare contribution tax referred to below), and the individual has taxable income that exceeds certain thresholds. Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Effective January 1, 2013, a Medicare contribution tax of 3.8% may also be applicable to U.S. individuals, estates and trusts. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its fiscal 2015 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its fiscal 2016 taxable year. Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividend, the tax credit attaching to the dividend (as used herein the “Tax Credit”; see “—Irish Tax Considerations”) generally will be treated as a foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividend paid by the Company to such U.S. Holder will constitute income from sources outside the United States for foreign tax credit purposes, and generally will constitute “passive category” income for such purposes.

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

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings’ Articles may be examined at its registered office and principal place of business at its Dublin Office, Airside Business Park, Swords, County Dublin, Ireland.

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

In executing its risk management strategy, Ryanair currently enters into forward contracts for the purchase of some of the jet fuel (jet kerosene) that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. If a counterparty was to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at

March 31, 2015. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 43.0% and 46.0% of such expenses in fiscal years 2015 and 2014, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2015 Compared with Fiscal Year 2014—Fuel and Oil.” As of July 24, 2015, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2016 at prices equivalent to approximately $910 per metric ton. In addition, as of July 24, 2015, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 70% of its estimated requirements for the fiscal year ending March 31, 2017 at prices equivalent to approximately $657 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized losses or gains on outstanding forward agreements at March 31, 2015 and 2014, based on their fair values, amounted to €813.2 million loss and €17.1 million gain (gross of tax), respectively. Based on Ryanair’s fuel consumption for the 2015 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €2.0 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in the 2014 fiscal year, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In the 2015 fiscal year, the Company recorded a negative fair-value adjustment of €711.6 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2014 fiscal year, the Company recorded a positive fair-value adjustment of €15.0 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling and the euro accounted for approximately 27% and 63%, respectively, of Ryanair’s total revenues in both the 2015 and 2014 fiscal years. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In the 2015 and 2014 fiscal years, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs and euro/U.K. pound sterling forward contracts to hedge certain surplus U.K. pound sterling cash flows. At March 31, 2015, the total unrealized gain relating to these contracts amounted to €623.1 million, compared to a €51.2 million unrealized loss at March 31, 2014.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2015 fiscal year, the Company recorded a positive fair-value adjustment of €589.9 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a negative adjustment of €86.3 million in the 2014 fiscal year.

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

At March 31, 2015, the fair value of the cross currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a gain of €21.3 million (gross of tax) compared to a loss of €25.9 million in fiscal 2014. In the 2015 fiscal year, the Company recorded a positive fair-value adjustment of €41.3 million (net of tax), compared to a loss of €12.4 million in fiscal 2014, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During the 2015 and 2014 fiscal years, the Company also entered into a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. There were no such contracts in effect at March 31, 2014. At March 31, 2015, the total unrealized gain relating to these contracts amounted to €614.6 million compared to €15.0 million unrealized loss at March 31, 2014.

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

At March 31, 2015, the total unrealized gains relating to these contracts amounted to €614.6 million, while at March 31, 2014 unrealized losses amounted to €15.0 million. Under IFRS, the Company recorded fair-value adjustments of €537.8 million and fair-value adjustments of €13.1 million for cash-flow hedges in the 2015 and 2014 fiscal years, respectively. No amounts were recorded for such fair-value hedges from other accumulated comprehensive income in the 2015 and 2014 fiscal years.

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2015 would have a respective positive or negative impact on the income statement of €0.3 million (net of tax) (2014: €3 million; 2013: €2.6 million). The same movement of 10% in foreign currency exchange rates would have a positive €818.7 million impact (net of tax) on equity if the rate fell by 10% and negative €766.4 million impact (net of tax) if the rate increased by 10%. (2014: €288.2 million positive or negative; 2013: €183.1 million positive or negative).

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 245 of the 308 Boeing 737-800 aircraft in the fleet as of March 31, 2015 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 202 aircraft), JOLCOs and commercial debt and unsecured debt capital market bond issuances. With respect to these 245 aircraft, at March 31, 2015, the Company had outstanding cumulative borrowings under these facilities of €4,431.6 million with a weighted average interest rate of 2.01%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2015. At March 31, 2015, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €10.6 million (gross of tax), as compared with a loss of €72.4 million at March 31, 2014. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €9.6 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €32.9 million in the 2015 fiscal year.

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

Reimbursement of Fees

From April 1, 2014 to June 30, 2015 the Depositary collected annual depositary services fees equal to approximately $4.2 million from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2015, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2015, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2015.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s (the “Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework 2013 issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2015, 2014 and 2013 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated July 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Dublin, Ireland

July 24, 2015

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the 2015 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2015, 2014 and 2013:

	Year ended March 31,
	2015	2014	2013
	(millions)
Audit fees	€0.5	€0.5	€0.5
Tax fees	€0.3	€0.3	€0.3

Total fees	€0.8	€0.8	€0.8

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in the 2015 fiscal year.

Month / Period	Total Number of Ordinary Shares Purchased (a)	Average Price Paid Per Ordinary Share
	(Millions)	(€)
April 1, 2014 to April 30, 2014	—	—
May 1, 2014 to May 31, 2014	—	—
June 1, 2014 to June 30, 2014	—	—
July 1, 2014 to July 31, 2014	—	—
August 1, 2014 to August 31, 2014	—	—
September 1, 2014 to September 30, 2014	—	—
October 1, 2014 to October 31, 2014	—	—
November 1, 2014 to November 30, 2014	—	—
December 1, 2014 to December 31, 2014	—	—
January 1, 2015 to January 31, 2015	—	—
February 1, 2015 to February 28, 2015	4.0	9.87
March 1, 2015 to March 31, 2015	6.9	10.52

Total (Year-end)	10.9	10.28

Post Year-end (b)	21.3	11.59

(a)	The Ordinary Share purchases in the table above have not been made pursuant to publicly announced plans or programs, and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution.
(b)	From April 1, 2015 to July 23, 2015 the Company bought back 21.3 million ordinary shares, at a total cost of €246.5 million, for cancellation. Cumulatively these buy-backs are equivalent to 1.6% of the issued share capital of the Company at July 23, 2015.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2015, March 31, 2014 and March 31, 2013	F-2

Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2015, March 31, 2014 and March 31, 2013	F-3

Consolidated Comprehensive Income Statements of Ryanair Holdings plc for the Years ended March 31, 2015, March 31, 2014 and March 31, 2013	F-4

Consolidated Statements of Changes in Shareholders’ Equity of Ryanair Holdings plc for the Years ended March 31, 2015, March 31, 2014 and March 31, 2013	F-5

Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years ended March 31, 2015, March 31, 2014 and March 31, 2013	F-7

Notes	F-8

Item 19. Exhibits

1.1	Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2012 (Commission file No. 000-29304)).

2.1	Issue and Paying Agency Agreement, dated 29 May 2014, between Ryanair Limited, Ryanair Holdings as guarantor, Citibank N.A., London Branch as fiscal agent, Citigroup Global Markets Deutschland AG as registrar, the paying agents named therein and the transfer agents named therein.

2.2	Deed of Covenant, dated 29 May 2014, entered into by Ryanair Limited.

2.3	Deed of Guarantee, dated 29 May 2014, entered into by Ryanair Holdings as guarantor.

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

4.1	Purchase Agreement No. 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2002 (Commission file No. 000-29304)).

4.2	Supplemental Agreement No. 6 to Purchase Agreement 2403 between The Boeing Company and Ryanair Holdings plc relating to Model Boeing 737-800 aircraft, dated as of February 28, 2005, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 30, 2005 (Commission file No. 000-29304)).

4.3	Purchase Agreement No. 3941 between The Boeing Company and Aviation Finance and Leasing S.a.r.l. (a wholly owned subsidiary of Ryanair Ltd relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.3 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2013 (Commission file No. 000-29304)).

4.4	Purchase Agreement No. 4258 between the Boeing Company and Aviation Finance and Leasing S.a.r.l. (a wholly owned subsidiary of Ryanair Ltd relating to Model Boeing 737-MAX-200 aircraft, together with ancillary documents (filed herewith subject to a request for confidential treatment on July 30, 2015 (Commission file No. 000-29304))

8.1	List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYANAIR HOLDINGS PLC

/s/ MICHAEL O’ LEARY
Name:	Michael O’Leary
Title:	Chief Executive Officer and Director

Date: July 24, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2015, 2014 and 2013 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 201, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland

July 24, 2015

Consolidated Balance Sheet

		At March 31, 2015	At March 31, 2014	At March 31, 2013
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	5,471.1	5,060.3	4,906.3
Intangible assets	3	46.8	46.8	46.8
Available for sale financial assets	4	371.0	260.3	221.2
Derivative financial instruments	5	554.5	0.4	5.1

Total non-current assets		6,443.4	5,367.8	5,179.4

Current assets
Inventories	6	2.1	2.5	2.7
Other assets	7	138.7	124.2	67.7
Current tax	12	0.8	1.1	—
Trade receivables	8	60.1	58.1	56.1
Derivative financial instruments	5	744.4	16.7	78.1
Restricted cash	9	6.7	13.3	24.7
Financial assets: cash > 3 months		3,604.6	1,498.3	2,293.4
Cash and cash equivalents		1,184.6	1,730.1	1,240.9

Total current assets		5,742.0	3,444.3	3,763.6

Total assets		12,185.4	8,812.1	8,943.0

Current liabilities
Trade payables		196.5	150.0	138.3
Accrued expenses and other liabilities	10	1,938.2	1,561.2	1,341.4
Current maturities of debt	11	399.6	467.9	399.9
Current tax	12	—	—	0.3
Derivative financial instruments	5	811.7	95.4	31.8

Total current liabilities		3,346.0	2,274.5	1,911.7

Non-current liabilities
Provisions	13	180.8	133.9	135.9
Derivative financial instruments	5	73.4	43.2	50.1
Deferred tax	12	462.3	368.6	346.5
Other creditors	14	55.8	90.4	127.8
Non-current maturities of debt	11	4,032.0	2,615.7	3,098.4

Total non-current liabilities		4,804.3	3,251.8	3,758.7

Shareholders’ equity
Issued share capital	15	8.7	8.8	9.2
Share premium account	15	718.6	704.2	687.8
Other undenominated capital		1.3	1.2	0.8
Retained earnings		2,706.2	2,465.1	2,418.6
Other reserves	16	600.3	106.5	156.2

Shareholders’ equity		4,035.1	3,285.8	3,272.6

Total liabilities and shareholders’ equity		12,185.4	8,812.1	8,943.0

The accompanying notes are an integral part of the financial information.

On behalf of the Board

M. O’Leary	D. Bonderman
Director	Director

July 24, 2015

Consolidated Income Statement

		Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	17	4,260.3	3,789.5	3,819.8
Ancillary revenues	17	1,393.7	1,247.2	1,064.2

Total operating revenues – continuing operations	17	5,654.0	5,036.7	4,884.0

Operating expenses
Fuel and oil		(1,992.1)	(2,013.1)	(1,885.6)
Airport and handling charges		(712.8)	(617.2)	(611.6)
Route charges		(547.4)	(522.0)	(486.6)
Staff costs	18	(502.9)	(463.6)	(435.6)
Depreciation	2	(377.7)	(351.8)	(329.6)
Marketing, distribution and other		(233.9)	(192.8)	(197.9)
Maintenance, materials and repairs		(134.9)	(116.1)	(120.7)
Aircraft rentals		(109.4)	(101.5)	(98.2)

Total operating expenses		(4,611.1)	(4,378.1)	(4,165.8)

Operating profit – continuing operations		1,042.9	658.6	718.2
Other income/(expense)
Finance expense	20	(74.2)	(83.2)	(99.3)
Finance income		17.9	16.5	27.4
Foreign exchange (loss)/gain		(4.2)	(0.5)	4.6

Total other expenses		(60.5)	(67.2)	(67.3)

Profit before tax		982.4	591.4	650.9
Tax expense on profit on ordinary activities	12	(115.7)	(68.6)	(81.6)

Profit for the year – all attributable to equity holders of parent		866.7	522.8	569.3

Basic earnings per ordinary share (euro cent)	22	62.59	36.96	39.45
Diluted earnings per ordinary share (euro cent)	22	62.46	36.86	39.33
Number of ordinary shares (in Ms)	22	1,384.7	1,414.6	1,443.1
Number of diluted shares (in Ms)	22	1,387.6	1,418.2	1,447.4

The accompanying notes are an integral part of the financial information.

On behalf of the Board

M. O’Leary	D. Bonderman
Director	Director

July 24, 2015

Consolidated Statement of Comprehensive Income

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Profit for the year	866.7	522.8	569.3
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Net actuarial (loss) from retirement benefit plans	(2.4)	(1.6)	(1.1)

	(2.4)	(1.6)	(1.1)

Items that may or will be reclassified subsequently to profit or loss:
Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	363.4	(108.0)	(128.4)
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(40.0)	(0.1)	4.7
Net change in fair value of cash-flow hedges transferred to profit or loss	68.3	24.4	(14.4)

Net movements in cash-flow hedge reserve	391.7	(83.7)	(138.1)
Available for sale financial asset:
Net increase in fair value of available-for-sale asset	110.7	39.1	71.5

	500.0	(44.6)	(66.6)

Total other comprehensive expense for the year, net of income tax	500.0	(46.2)	(67.7)

Total comprehensive income for the year – all attributable to equity holders of parent	1,366.7	476.6	501.6

The accompanying notes are an integral part of the financial information.

On behalf of the Board

M. O’Leary	D. Bonderman
Director	Director

July 24, 2015

Consolidated Statement of Changes in Shareholders’ Equity

							Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom -inated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	—	138.6	91.6	3,306.7

Profit for the year	—	—	—	569.3	—	—	—	—	569.3
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(1.1)	—	—	—	—	(1.1)
Net movements in cash-flow reserve.	—	—	—	—	—	—	(138.1)	—	(138.1)
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	—	71.5	71.5

Total other comprehensive income/(loss)	—	—	—	(1.1)	—	—	(138.1)	71.5	(67.7)

Total comprehensive income	—	—	—	568.2	—	—	(138.1)	71.5	501.6

Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	6.5	—	21.4	—	—	—	—	—	21.4
Repurchase of ordinary equity shares	—	—	—	(67.5)	—	—	—	—	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	—	—	0.1	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	1.9	1.9
Dividend Paid	—	—	—	(491.5)	—	—	—	—	(491.5)
Transfer of exercised share-based awards	—	—	—	9.3	—	—	—	(9.3)	—

Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	—	0.5	155.7	3,272.6

Profit for the year	—	—	—	522.8	—	—	—	—	522.8
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(1.6)	—	—	—	—	(1.6)
Net movements in cash-flow reserve	—	—	—	—	—	—	(83.7)	—	(83.7)
Net change in fair value of available for sale asset	—	—	—	—	—	—	—	39.1	39.1

Total other comprehensive income/(loss)	—	—	—	(1.6)	—	—	(83.7)	39.1	(46.2)

Total comprehensive income	—	—	—	521.2	—	—	(83.7)	39.1	476.6
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	5.7	—	16.4	—	—	—	—	—	16.4
Share-based payments	—	—	—	—	—	—	—	1.9	1.9
Repurchase of ordinary equity shares	—	—	—	(481.7)	—	—	—	—	(481.7)
Cancellation of repurchased ordinary shares	(69.5)	(0.4)	—	—	0.4	—	—	—	—
Transfer of exercised and expired share-based awards	—	—	—	7.0	—	—	—	(7.0)	—

Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	—	(83.2)	189.7	3,285.8

Consolidated Statement of Changes in Shareholders’ Equity Continued

							Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom -inated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Profit for the year	—	—	—	866.7	—	—	—	—	866.7

Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	(2.4)	—	—	—	—	(2.4)
Net movements in cash-flow reserve	—	—	—	—	—	—	391.7	—	391.7
Net change in fair value of available-for-sale asset	—	—	—	—	—	—	—	110.7	110.7

Total other comprehensive income/(loss)	—	—	—	(2.4)	—	—	391.7	110.7	500.0

Total comprehensive income	—	—	—	864.3	—	—	391.7	110.7	1,366.7

Transactions with owners of the Company, recognised directly in equity							—
Issue of ordinary equity shares	5.0	—	14.4	—	—	—	—	—	14.4
Share-based payments	—	—	—	—	—	—	—	0.5	0.5
Repurchase of ordinary equity shares	—	—	—	(108.8)	—	(3.2)	—	—	(112.0)
Cancellation of repurchased ordinary shares	(10.6)	(0.1)	—	—	0.1	—	—	—	—
Dividend paid	—	—	—	(520.3)	—	—	—	—	(520.3)
Transfer of exercised and expired share-based awards	—	—	—	5.9	—	—		(5.9)	—

Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Cash Flows

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Operating activities
Profit after tax	866.7	522.8	569.3
Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation	377.7	351.8	329.6
Retirement costs	0.2	(1.2)	—
Tax expense on profit on ordinary activities	115.7	68.6	81.6
Share-based payments charge	0.5	1.9	1.9
Decrease in inventories	0.4	0.2	0.1
(Increase) in trade receivables	(2.0)	(2.0)	(4.6)
(Increase) in other current assets	(12.3)	(56.6)	(5.0)
Increase/(decrease) in trade payables	46.5	11.7	(42.9)
Increase in accrued expenses	364.4	220.7	107.2
(Decrease) in other creditors	(34.6)	(37.4)	(18.5)
Increase/(decrease) in provisions	44.0	(2.7)	31.1
(Increase)/decrease in finance income	(2.2)	0.1	2.2
Increase/(decrease) in finance expense	12.8	(0.9)	(2.7)
Income tax paid	(88.4)	(32.4)	(25.8)

Net cash provided by operating activities	1,689.4	1,044.6	1,023.5

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(788.5)	(505.8)	(310.7)
Decrease in restricted cash	6.6	11.4	10.4
(Increase)/decrease in financial assets: cash > 3 months	(2,106.3)	795.1	(1,521.2)

Net cash (used)/provided by investing activities	(2,888.2)	300.7	(1,821.5)

Financing activities
Shares purchased under share buy-back programme	(112.0)	(481.7)	(67.5)
Net proceeds from shares issued	14.4	16.4	21.4
Dividend paid	(520.3)	—	(491.5)
Proceeds from long term borrowings	1,690.9	—	234.6
Repayments of long term borrowings	(419.7)	(390.8)	(366.4)

Net cash provided by financing activities	653.3	(856.1)	(669.4)

(Decrease)/Increase in cash and cash equivalents	(545.5)	489.2	(1,467.4)
Cash and cash equivalents at beginning of year	1,730.1	1,240.9	2,708.3

Cash and cash equivalents at end of year	1,184.6	1,730.1	1,240.9

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1 Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2015 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2015. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the financial year beginning on or after January 1, 2014, and have also been endorsed by the EU, have been applied by the Group for the first time in the consolidated financial statements;

•	IAS 32 (amendment) “Offsetting Financial Assets and Financial Liabilities” (effective for fiscal periods beginning on or after January 1, 2014).

•	IAS 39 (amendment) “Novation of Derivatives and Continuation of Hedge Accounting” (effective for fiscal periods beginning on or after January 1, 2014).

•	IFRIC 21 “Levies” (effective for fiscal periods beginning on or after January 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the year ended March 31, 2015.

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

Long-lived assets

As of March 31, 2015, Ryanair had €5.5 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2015. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised, until such time until such time as the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Owned Aircraft at March 31, 2015	Useful Life	Residual Value
Boeing 737-800s	257(a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

(a)	The Company operated 308 aircraft as of March 31, 2015, of which 51 were leased.

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

The fair value of interest rate swaps is computed by discounting the projected cash flows on the Company’s swap arrangements to present value using an appropriate market rate of interest. The fair value of forward foreign exchange contracts and commodity contracts is determined based on the present value of the quoted forward price. The credit quality of Ryanair and counterparties are considered in setting fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

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

Other leases are operating leases and the associated leased assets are not recognised on the Company’s balance sheet. Expenditure arising under operating leases is charged to the income statement as incurred. The Company also enters into sale-and-leaseback transactions whereby it sells the rights to an aircraft to an external party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal where the price achieved is not considered to be at fair value is spread over the period during which the asset is expected to be used. The profit or loss amount deferred is included within “other creditors” and split into components of greater than and less than one year.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of operating segments. The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, and ancillary services including hotel, travel insurance and internet and other related services to third parties, across a European route network.

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

Retirement benefit obligations

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

Taxation

Income tax on the profit or loss for a year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income (such as certain hedging derivative financial instruments, available-for-sale assets, retirement benefit obligations). Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date.

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

Prospective accounting changes, new standards and interpretations not yet adopted

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged below. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).**

•	IFRS 9, “Financial Instruments” (2014) (effective for fiscal periods beginning on or after January 1, 2018).*

•	“Annual Improvements to IFRSs”. 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).**

•	“Annual Improvements to IFRSs”. 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).**

•	“Annual Improvements to IFRSs”. 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016).*

•	Amendments to IFRS 10 and IAS 28 — Sales or contributions of assets between an investor and its associate/joint venture (effective for fiscal periods beginning on or after January 1, 2016).*

•	Amendments to IFRS 11: “Accounting for Acquisitions of Interests in Joint Operations” (effective for fiscal periods beginning on or after January 1, 2016).*

•	IFRS 14, “Regulatory Deferral Accounts” (effective for fiscal periods beginning on or after January 1, 2016).*

•	Amendments to IAS 16 and IAS 38: “Clarification of Acceptable Methods of Depreciation and Amortisation” (effective for fiscal periods beginning on or after January 1, 2016).*

•	IFRS 15, “Revenue from Contracts with Customers” (expected to be effective for fiscal periods beginning on or after January 1, 2018).*

•	Amendments to IAS 27: “Equity Method in Separate Financial Statements” (effective for fiscal periods beginning on or after January 1, 2016).*

•	Amendments to IAS 1: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2016).*

*	These standards or amendments to standards are not as yet EU endorsed.
**	These standards or amendments to standards have been EU endorsed and have an effective date for periods beginning after February 1, 2015 or can be early adopted.

2 Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2015
Cost
At March 31, 2014	6,815.7	67.3	26.6	36.5	2.4	6,948.5
Additions in year	777.0	0.1	2.9	8.4	0.1	788.5
Disposals in year	(54.6)	—	—	(0.8)	—	(55.4)

At March 31, 2015	7,538.1	67.4	29.5	44.1	2.5	7,681.6

Depreciation
At March 31, 2014	1,814.6	18.3	21.5	31.6	2.2	1,888.2
Charge for year	367.7	3.4	2.5	4.0	0.1	377.7
Eliminated on disposal	(54.6)	—	—	(0.8)	—	(55.4)

At March 31, 2015	2,127.7	21.7	24.0	34.8	2.3	2,210.5

Net book value
At March 31, 2015	5,410.4	45.7	5.5	9.3	0.2	5,471.1

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2014
Cost
At March 31, 2013	6,409.6	58.8	23.2	33.2	2.3	6,527.1
Additions in year	490.5	8.5	3.4	3.3	0.1	505.8
Disposals in year	(84.4)	—	—	—	—	(84.4)

At March 31, 2014	6,815.7	67.3	26.6	36.5	2.4	6,948.5

Depreciation
At March 31, 2013	1,555.1	15.7	19.3	28.6	2.1	1,620.8
Charge for year	343.9	2.6	2.2	3.0	0.1	351.8
Eliminated on disposal	(84.4)	—	—	—	—	(84.4)

At March 31, 2014	1,814.6	18.3	21.5	31.6	2.2	1,888.2

Net book value
At March 31, 2014	5,001.1	49.0	5.1	4.9	0.2	5,060.3

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2013
Cost
At March 31, 2012	6,158.3	46.8	20.8	30.5	2.3	6,258.7
Additions in year	293.4	12.0	2.4	2.8	0.1	310.7
Disposals in year	(42.1)	—	—	(0.1)	(0.1)	(42.3)

At March 31, 2013	6,409.6	58.8	23.2	33.2	2.3	6,527.1

Depreciation
At March 31, 2012	1,275.9	13.4	17.1	25.0	2.1	1,333.5
Charge for year	321.3	2.3	2.2	3.7	0.1	329.6
Eliminated on disposal	(42.1)	—	—	(0.1)	(0.1)	(42.3)

At March 31, 2013	1,555.1	15.7	19.3	28.6	2.1	1,620.8

Net book value
At March 31, 2013	4,854.5	43.1	3.9	4.6	0.2	4,906.3

At March 31, 2015, aircraft with a net book value of €5,131.8 million (2014: €4,471.1 million; 2013: €4,663.0 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.202

At March 31, 2015, the cost and net book value of aircraft included advance payments on aircraft of €631.3 million (2014: €282.1 million; 2013: Nil). Such amounts, where present, are not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

The net book value of assets held under finance leases at March 31, 2015, 2014 and 2013 was €535.0 million, €559.0 million, and €582.9 million respectively.

During the year, €9.8 million (2014: Nil; 2013: Nil) of borrowing costs were capitalized as part of property, plant and equipment. Borrowing costs have been capitalized at a rate of 1.836% (2014: Nil; 2013: Nil).

3 Intangible assets

	At March 31,
	2015	2014	2013
	€M	€M	€M
Landing rights	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 4.0% for 2015, 5.3% for 2014 and 7.0% for 2013.

4 Available-for-sale financial assets

	At March 31,
	2015	2014	2013
	€M	€M	€M
Investment in Aer Lingus	371.0	260.3	221.2

As at March 31, 2015 Ryanair’s total percentage shareholding in Aer Lingus was 29.8% (2014: 29.8%; 2013: 29.8%). The balance sheet value of €371.0 million (2014: €260.3 million; 2013: €221.2 million) reflects the market value of this investment as at March 31, 2015. In accordance with the Company’s accounting policy, this asset is held at fair value with a corresponding adjustment to other comprehensive income following initial acquisition. Any impairment losses that arise are recognised in the income statement and are not subsequently reversed. Any cumulative loss previously recognised in other comprehensive income is transferred to the income statement once an impairment is considered to have occurred.

The movement on the available for sale financial asset from €260.3 million at March 31, 2014 to €371.0 million at March 31, 2015 is comprised of a gain of €110.7 million, recognised through other comprehensive income, reflecting the increase in the share price of Aer Lingus from €1.64 per share at March 31, 2014 to approximately €2.33 per share at March 31, 2015.

This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have control or the power to exercise “material influence” over the entity. The Company’s determination that it does not have control, or even exercise a “significant influence” over Aer Lingus through its minority shareholding has been based on the following factors, in particular:

•	Ryanair does not have any representation on the Aer Lingus Board of Directors, nor does it have a right to appoint a director;

•	Ryanair does not participate in Aer Lingus’ policy-making decisions, nor does it have a right to participate in such policy-making decisions;

•	There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies;

•	Aer Lingus and its significant shareholder (the Irish government: 25.1%) have openly opposed Ryanair’s investment or participation in the company;

•	In August 2007, September 2007 and November/December 2011, Aer Lingus refused Ryanair’s attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law);

•	On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair’s request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus’ annual general meeting;

•	The European Commission has formally found that Ryanair’s shareholding in Aer Lingus does not grant Ryanair “de jure or de facto control of Aer Lingus” and that “Ryanair’s rights as a minority shareholder are associated exclusively to rights related to the protection of minority shareholders” (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission’s finding has been confirmed by the European Union’s General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair’s shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010); and

•	On February 27, 2013 the European Commission prohibited Ryanair’s bid made on June 19, 2012, to acquire the entire share capital of Aer Lingus on the claimed basis that it would be incompatible with the EU internal market. Ryanair appealed this decision to the EU General Court on May 8, 2013. The judgment of the EU General Court is expected in 2016 and may affirm or annul the decision of the European Commission.

Following the European Commission’s decision to prohibit its offer for Aer Lingus, Ryanair actively engaged with the UK Competition Commission’s (Competition Commission) investigation of the minority stake. On August 28, 2013, the Competition Commission issued its final decision in which it found that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led, or may be expected to lead, to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland”. As a result of its findings, the Competition Commission ordered Ryanair to reduce its shareholding in Aer Lingus to below 5 per cent of Aer Lingus’ issued ordinary shares. Ryanair appealed the Competition Commission’s final decision to the Competition Appeal Tribunal (CAT) on September 23, 2013. The CAT rejected Ryanair’s appeal on March 7, 2014. On April 23, 2014, the CAT granted Ryanair permission to appeal the CAT’s judgment to the UK Court of Appeal. The UK Court of Appeal rejected Ryanair’s appeal on February 12, 2015. On March 12, 2015, Ryanair applied to the UK Supreme Court for permission to appeal the judgment of the UK Court of Appeal. On July 14, 2015 the Supreme Court refused permission, bringing the appeal process against the Competition Commission’s final decision to conclusion.

Moreover, on February 12, 2015, Ryanair applied to the Competition and Markets Authority (formerly the Competition Commission) for a review of its August 28, 2013 decision on the basis that the proposed offer by the International Airlines Group (IAG) for Aer Lingus, announced in December 2014, amounted to a material change of circumstances which necessitated such review and the setting aside of the divestment order. On June 11, 2015 the Competition and Markets Authority adopted a decision in which it claimed that the IAG proposed bid did not amount to a material change of circumstances, and imposed its divestment order. Ryanair appealed this decision and imposition of the divestment order to the CAT. On July 15, 2015 the CAT dismissed Ryanair’s appeal. Ryanair is currently preparing an application for permission to appeal this ruling to the UK Court of Appeal.

On June 19, 2015 the International Airlines Group issued a formal offer for Aer Lingus Group plc. The offer, which was recommended by the Board of Aer Lingus Group plc, consists of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). The offer is subject to the acceptance of the offer by key shareholders, namely the Irish government and Ryanair, and regulatory approval from the European competition authorities.

On July 10, 2015 Ryanair confirmed that the Board of Ryanair Holdings voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission (which was subsequently granted on July 15, 2015).

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

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2015, 2014 and 2013, the Company had hedged approximately 90% of its estimated fuel exposure for the next fiscal year.

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

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on certain derivative arrangements with Ryanair (restricted cash). At March 31, 2015, such restricted cash amounted to €6.7 million (2014: €13.3 million; 2013: €24.7 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

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

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2015	2014	2013
		€M	€M
Non-current assets
Gains on cash-flow hedging instruments – maturing after one year	554.5	0.4	5.1

	554.5	0.4	5.1

Current assets
Gains on cash flow hedging instruments – maturing within one year	744.4	16.7	78.1

	744.4	16.7	78.1

Total derivative assets	1,298.9	17.1	83.2

Current liabilities
Losses on cash flow hedging instruments – maturing within one year	(811.7)	(95.4)	(31.8)

	(811.7)	(95.4)	(31.8)

Non-current liabilities
Losses on cash flow hedging instruments – maturing after one year	(73.4)	(43.2)	(50.1)

	(73.4)	(43.2)	(50.1)

Total derivative liabilities	(885.1)	(138.6)	(81.9)

Net derivative financial instrument position at year-end	413.8	(121.5)	1.3

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value	Fair value	Fair value
	2015 (a)	2014 (a)	2013 (a)
	€M	€M	€M
Interest rate swaps (b)
Less than one year (c)	(7.4)	(31.0)	(31.8)
Between one and five years	(3.5)	(40.9)	(49.9)
After five years	0.2	(0.5)	(0.2)

	(10.7)	(72.4)	(81.9)

Foreign currency forward contracts (b)
Less than one year	702.2	(64.4)	42.3
Between one and five years	534.0	(0.7)	5.1
After five years	1.5	(1.1)	—

	1,237.7	(66.2)	47.4

Commodity forward contracts (d)
Less than one year	(762.1)	16.7	35.8
Between one and five years	(51.1)	0.4	—

	(813.2)	17.1	35.8

Net derivative position at year end	413.8	(121.5)	1.3

(a)	The derivative arrangements in the above table have been netted for disclosure purposes only. The amounts included on the Balance Sheet are gross amounts as the Company does not qualify for netting.
(b)	Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.
(c)	€7.4 million interest rate swap financial liabilities falling due within one year, is net of €4.5 million derivative financial assets, falling due within one year, in respect of cross currency interest rate swaps (see Note 11 to the consolidated financial statements).
(d)	€813.2 million commodity forward contracts relate solely to jet fuel derivative financial assets (see Note 11 of the consolidated financial statements).

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2015	2014	2013
		€M	€M
Commodity forward contracts
Reclassification adjustments for losses/(gains) recognised in fuel and oil operating expenses, net of tax	135.4	0.7	(38.0)
Interest rate swaps
Reclassification adjustments for losses recognised in finance expense, net of tax	18.9	24.0	25.9
Foreign currency forward contracts
Reclassification adjustments for losses/(gains) recognised in fuel and oil operating expenses, net of tax	(86.0)	(0.3)	(2.3)

	68.3	24.4	(14.4)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2015	2014	2013
	€M	€M	€M
Foreign currency forward contracts
Recognised in property plant and equipment – aircraft additions	(40.0)	(0.1)	4.7

	(40.0)	(0.1)	4.7

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur, as of March 31, 2015, 2014 and 2013:

	Carrying Amount	Expected Cash Flows	2016	2017	2018	2019	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2015
Interest rate swaps	(10.7)	(17.7)	(12.5)	(6.3)	0.6	(0.5)	0.9
U.S. dollar currency forward contracts	1,262.2	1,283.3	726.7	424.2	125.4	2.9	4.1
U.K. pounds sterling currency forward contracts	(24.5)	(24.5)	(24.5)	—	—	—	—
Commodity forward contracts	(813.2)	(813.2)	(762.1)	(51.1)	—	—	—

	413.8	427.9	(72.4)	366.8	126.0	2.4	5.0

	Carrying Amount	Expected Cash Flows	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2014
Interest rate swaps	(72.4)	(51.0)	(22.0)	(17.6)	(9.2)	(1.6)	(0.6)
U.S. dollar currency forward contracts	(66.4)	(66.7)	(64.6)	0.3	(0.4)	(0.3)	(1.7)
U.K. pounds sterling currency forward contracts	0.2	0.2	0.2	—	—	—	—
Commodity forward contracts	17.1	17.1	16.7	0.4	—	—	—

	(121.5)	(100.4)	(69.7)	(16.9)	(9.6)	(1.9)	(2.3)

	Carrying Amount	Expected Cash Flows	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Interest rate swaps	(81.9)	(72.3)	(27.1)	(22.0)	(14.6)	(7.3)	(1.3)
U.S. dollar currency forward contracts	47.4	48.5	42.3	1.6	1.7	1.8	1.1
Commodity forward contracts	35.8	35.8	35.8	—	—	—	—

	1.3	12.0	51.0	(20.4)	(12.9)	(5.5)	(0.2)

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

	At March 31,
	2015	2014	2013
	€M	€M	€M
Gross financial instruments in the statement of financial position
Derivative financial liabilities
- Interest rate swaps	(4.5)	(11.0)	(21.6)
Related financial instruments that are not offset
- Restricted Cash Restricted cash	6.7	13.3	24.7

Net amount	2.2	2.3	3.1

The following tables indicate the periods in which cash flows associated with derivatives designated as cash-flow hedges were expected to impact profit or loss, as of March 31, 2015, 2014 and 2013:

	Carrying Amount	Expected Cash flows	2016	2017	2018	2019	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2015
Interest rate swaps	(10.7)	(17.7)	(12.5)	(5.8)	0.8	(0.5)	0.3
U.S. dollar currency forward contracts	647.6	654.6	469.6	172.1	5.9	2.9	4.1
U.S. dollar currency forward contracts to be capitalised in property plant & equipment- aircraft additions	614.6	628.7	11.2	22.1	27.3	27.3	540.8
U.K. pounds sterling currency forward contracts	(24.5)	(24.5)	(24.5)	—	—	—	—
Commodity forward contracts	(813.2)	(813.2)	(762.1)	(51.1)	—	—	—

	413.8	427.9	(318.3)	137.3	34.0	29.7	545.2

	Carrying Amount	Expected Cash flows	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2014
Interest rate swaps	(72.4)	(51.0)	(22.0)	(17.6)	(9.2)	(1.6)	(0.6)
U.S. dollar currency forward contracts	(51.4)	(51.7)	(50.6)	1.3	(0.4)	(0.3)	(1.7)
U.S. dollar currency forward contracts to be capitalised in property plant & equipment- aircraft additions	(15.0)	(15.0)	(14.0)	(1.0)	—	—	—
U.K. pounds sterling currency forward contracts	0.2	0.2	0.2	—	—	—	—
Commodity forward contracts	17.1	17.1	16.7	0.4	—	—	—

	(121.5)	(100.4)	(69.7)	(16.9)	(9.6)	(1.9)	(2.3)

	Carrying Amount	Expected Cash flows	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2013
Interest rate swaps	(81.9)	(72.3)	(27.1)	(22.0)	(14.6)	(7.3)	(1.3)
U.S. dollar currency forward contracts	47.4	48.5	42.3	1.6	1.7	1.8	1.1
Commodity forward contracts	35.8	35.8	35.8	—	—	—	—

	1.3	12.0	51.0	(20.4)	(12.9)	(5.5)	(0.2)

6 Inventories

	At March 31,
	2015	2014	2013
	€M	€M	€M
Consumables	2.1	2.5	2.7

In the view of the directors, there are no material differences between the net realisable value of inventories and the balance sheet amounts.

7 Other assets

	At March 31,
	2015	2014	2013
	€M	€M	€M
Prepayments	133.9	121.6	64.9
Interest receivable	4.8	2.6	2.8

	138.7	124.2	67.7

All amounts fall due within one year.

8 Trade receivables

	At March 31,
	2015	2014	2013
	€M	€M	€M
Trade receivables	60.2	58.2	56.2
Allowance for impairment	(0.1)	(0.1)	(0.1)

	60.1	58.1	56.1

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2014: Nil; 2013: Nil). There were no bad debt write-offs in the year (2014: Nil; 2013: Nil).

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2015, at March 31, 2014 or at March 31, 2013.

At March 31, 2015, €1.1 million (2014: €1.4 million; 2013: €1.1 million) of our total accounts receivable balance were past due, of which €0.1 million (2014: €0.1 million; 2013: €0.1 million) was impaired and provided for and €1.0 million (2014: €1.3 million; 2013: €1.0 million) was considered past due but not impaired.

9 Restricted cash

Restricted cash consists of €6.7 million (2014: €13.3 million; 2013: €24.7 million) placed on deposit as collateral for certain derivative financial instrument arrangements entered into by the Company.

10 Accrued expenses and other liabilities

	At March 31,
	2015	2014	2013
	€M	€M	€M
Accruals	417.1	397.8	431.6
Taxation	433.3	308.1	251.5
Unearned revenue	1,087.8	855.3	658.3

	1,938.2	1,561.2	1,341.4

Taxation comprises:

	At March 31,
	2015	2014	2013
	€M	€M	€M
PAYE (payroll taxes)	9.7	6.7	5.2
Other tax (principally air passenger duty in various countries)	423.6	301.4	246.3

	433.3	308.1	251.5

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

(a) Financial assets and financial liabilities – fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2015, 2014 and 2013 were as follows:

	Available For Sale	Cash- Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2015
Available-for-sale financial assets	371.0	—	—	371.0	371.0
Cash and cash equivalents	—	—	1,184.6	1,184.6
Financial asset: cash > 3 months	—	—	3,604.6	3,604.6
Restricted cash	—	—	6.7	6.7
Derivative financial instruments:-
- U.S. dollar currency forward contracts	—	1,262.2	—	1,262.2	1,262.2
- Interest rate swaps	—	21.3	—	21.3	21.3
- Jet fuel derivative contracts	—	15.4	—	15.4	15.4
Trade receivables	—	—	60.1	60.1
Other assets	—	—	4.8	4.8

Total financial assets at March 31, 2015	371.0	1,298.9	4,860.8	6,530.7	1,669.9

	Available For Sale	Cash- Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2014
Available-for-sale financial assets	260.3	—	—	260.3	260.3
Cash and cash equivalents	—	—	1,730.1	1,730.1
Financial asset: cash > 3 months	—	—	1,498.3	1,498.3
Restricted cash	—	—	13.3	13.3
Derivative financial instruments:-
- Jet fuel derivative contracts	—	17.1	—	17.1	17.1
Trade receivables	—	—	58.1	58.1
Other assets	—	—	2.6	2.6

Total financial assets at March 31, 2014	260.3	17.1	3,302.4	3,579.8	277.4

	Available For Sale	Cash- Flow Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2013
Available-for-sale financial assets	221.2	—	—	221.2	221.2
Cash and cash equivalents	—	—	1,240.9	1,240.9
Financial asset: cash > 3 months	—	—	2,293.4	2,293.4
Restricted cash	—	—	24.7	24.7
Derivative financial instruments:-
- U.S. dollar currency forward contracts	—	47.4	—	47.4	47.4
- Jet fuel derivative contracts	—	35.0	—	35.0	35.0
- Carbon derivative contracts	—	0.8	—	0.8	0.8
Trade receivables	—	—	56.1	56.1
Other assets	—	—	2.8	2.8

Total financial assets at March 31, 2013	221.2	83.2	3,617.9	3,922.3	304.4

The Company has not disclosed the fair value of the financial instruments: cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables and other assets because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at Amortised Cost	Cash- Flow Hedges	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M
At March 31, 2015
Current and non-current maturities of debt	4,431.6	—	4,431.6	4,529.6
Derivative financial instruments:-
-GBP currency forward contracts	—	24.5	24.5	24.5
-Jet fuel derivative contracts	—	828.7	828.7	828.7
-Interest rate swaps	—	31.9	31.9	31.9
Trade payables	196.5	—	196.5
Accrued expenses	417.1	—	417.1

Total financial liabilities at March 31, 2015	5,045.2	885.1	5,930.3	5,414.7

At March 31, 2014
Current and non-current maturities of debt	3,083.6	—	3,083.6	3,128.8
Derivative financial instruments:-
- Interest rate swaps	—	72.4	72.4	72.4
- Foreign exchange forward contracts	—	66.2	66.2	66.2
Trade payables	150.0	—	150.0
Accrued expenses	397.8	—	397.8

Total financial liabilities at March 31, 2014	3,631.4	138.6	3,770.0	3,267.4

At March 31, 2013
Current and non-current maturities of debt	3,498.3	—	3,498.3	3,555.7
Derivative financial instruments:-
-Interest rate swaps	—	81.9	81.9	81.9
Trade payables	138.3	—	138.3
Accrued expenses	431.6	—	431.6

Total financial liabilities at March 31, 2013	4,068.2	81.9	4,150.1	3,637.6

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

Estimation of fair values

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Company’s financial instruments:

Financial instruments measured at fair value

•	Available-for- sale: The fair value of available-for-sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)

•	Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)

•	Derivatives – currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2015 has been used to establish fair value. The Company’s credit risk and counterparties credit risk is taken into account when establishing fair value. (Level 2)

Financial instruments not measured at fair value

•	Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year to March 31, 2015 that affect the fair value of the Company’s Financial Assets and Financial Liabilities.

The table below analyses financial instruments carried at fair value in the balance sheet categorised by the type of valuation method used. The different valuation levels are defined as follows:

•	Level 1: Inputs are based on unadjusted quoted prices in active markets for identical instruments.

•	Level 2: Inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2015
Assets measured at fair value
Available-for-sale financial asset	371.0	—	—	371.0
Cash-flow hedges – U.S. dollar currency forward contracts	—	1,262.2	—	1,262.2
Cash-flow hedges – jet fuel derivative contracts	—	15.4	—	15.4
Cash-flow hedges – interest rate swaps	—	21.3	—	21.3

	371.0	1,298.9	—	1,669.9

Liabilities measured at fair value
Cash-flow hedges – GBP currency forward contracts	—	(24.5)	—	(24.5)
Cash-flow hedges – jet fuel derivative contracts	—	(828.7)	—	(828.7)
Cash-flow hedges – interest rate swaps	—	(31.9)	—	(31.9)
Cash-flow hedges – carbon derivative contracts	—	—	—	—

	—	(885.1)	—	(885.1)

Liabilities not measured at fair value
Long-term debt	—	4,529.6	—	4,529.6

	—	4,529.6	—	4,529.6

During the year ended March 31, 2015, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

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

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2013
Assets measured at fair value
Available-for-sale financial asset	221.2	—	—	221.2
Cash-flow hedges – U.S. dollar currency forward contracts	—	47.4	—	47.4
Cash-flow hedges – jet fuel derivative contracts	—	35.0	—	35.0
Cash-flow hedges – carbon derivative contracts	—	0.8	—	0.8

	221.2	83.2	—	304.4

Liabilities measured at fair value
Cash-flow hedges – interest rate swaps	—	(81.9)	—	(81.9)

	—	(81.9)	—	(81.9)

During the year ended March 31, 2013, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(b) Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel and carbon arrangements in place:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Carbon swaps – fair value	—	—	0.8
Jet fuel forward contracts – fair value	(813.2)	17.1	35.0

	(813.2)	17.1	35.8

All of the above commodity contracts are matched against highly probable forecast commodity cash flows.

(c) Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2015, the Company had total borrowings of €4,431.6 million (2014: €3,083.6 million; 2013: €3,498.3 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 202 Boeing 737-800 “next generation” aircraft (2014: 210; 2013: 210). The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to two unsecured eurobonds for $850 million each, 26 aircraft held under finance leases (2014: 30; 2014: 30), 6 aircraft financed by way of other commercial debt (2014: 6; 2014: 6).

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2015 was as follows:

	Weighted average fixed rate (%)	2016 €M	2017 €M	2018 €M	2019 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt	2.70%	93.9	97.1	96.1	71.7	185.9	544.7
Unsecured long term-debt	1.48%	7.1	7.1	7.1	7.1	1,705.1	1.733.5
Debt swapped from floating to fixed	3.36%	159.0	147.1	242.9	158.5	295.4	1,002.9

Secured long-term debt after swaps	2.25%	260.0	251.3	346.1	237.3	2,186.4	3,281.1
Finance leases	2.82%	—	46.5	61.2	65.1	101.6	274.4

Total fixed rate debt		260.0	297.8	407.3	302.4	2,288.0	3,555.5

Floating rate
Secured long-term debt		248.8	239.0	338.4	249.4	469.4	1,545.1
Debt swapped from floating to fixed		(159.0)	(147.1)	(242.9)	(158.5)	(295.4)	(1,002.9)

Secured long-term debt after swaps	0.50%	89.8	91.9	95.5	90.9	174.0	542.1
Finance leases	1.27%	49.8	66.9	70.7	62.6	83.9	333.9

Total floating rate debt	0.79%	139.6	158.8	166.2	153.5	257.9	876.1

Total financial liabilities		399.6	456.6	573.5	455.9	2,545.9	4,431.5

All of the above debt maturing after 2019 will mature between fiscal 2019 and fiscal 2025.

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

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2013 was as follows:

	Weighted average fixed rate (%)	2014 €M	2015 €M	2016 €M	2017 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt	2.93%	87.9	90.9	94.0	97.0	353.7	723.5
Debt swapped from floating to fixed	3.88%	171.4	174.1	152.9	140.9	654.0	1,293.3

Secured long-term debt after swaps	3.36%	259.3	265.0	246.9	237.9	1,007.7	2,016.8
Finance leases	2.81%	—	40.7	—	—	261.1	301.8

Total fixed rate debt		259.3	305.7	246.9	237.9	1,268.8	2,318.6

Floating rate
Secured long-term debt		258.6	264.0	242.7	233.0	1,013.9	2,012.2
Debt swapped from floating to fixed		(171.4)	(174.1)	(152.9)	(140.9)	(654.0)	(1,293.3)

Secured long-term debt after swaps	0.65%	87.2	89.9	89.8	92.1	359.9	718.9
Finance leases	1.42%	53.4	55.8	67.5	66.9	217.2	460.8

Total floating rate debt	0.95%	140.6	145.7	157.3	159.0	577.1	1,179.7

Total financial liabilities		399.9	451.4	404.2	396.9	1,845.9	3,498.3

All of the above debt maturing after 2017 will mature between fiscal 2017 and fiscal 2025.

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Balance at start of year	3,083.6	3,498.3	3,625.2
Loans raised to finance aircraft acquisitions – denominated in euro	1,690.9	—	82.8
Loans raised to finance aircraft acquisitions – denominated in U.S. dollars	—	—	151.8
Repayments of amounts borrowed	(419.7)	(390.8)	(366.4)
Foreign exchange loss/(gain) on conversion of U.S. dollar loans	76.8	(23.9)	4.9

Balance at end of year	4,431.6	3,083.6	3,498.3

Less than one year	399.6	467.9	399.9
More than one year	4,032.0	2,615.7	3,098.4

	4,431.6	3,083.6	3,498.3

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2016	2017	2018	2019	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2015
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		2,552.7	2,827.9	147.0	193.2	201.6	177.7	2,108.3
-Swapped to fixed rate debt		1,002.9	1,059.5	183.6	162.8	249.5	162.9	300.7

- Fixed rate debt	2.29%	3,555.6	3,887.4	330.6	356.0	451.1	340.6	2,409.0
- Floating rate debt	0.79%	876.0	903.6	146.9	165.3	171.1	157.3	263.0

		4,431.6	4,791.0	477.5	521.3	622.2	497.9	2,672.0
Derivative financial instruments
- Interest rate swaps		31.9	30.9	16.8	10.8	2.5	0.8	0.0
- Currency forward contracts		24.5	24.5	24.5	—	—	—	—
- Commodity forward contracts		828.7	828.7	765.1	63.6	—	—	—
Trade payables		196.5	196.5	196.5	—	—	—	—
Accrued expenses		417.1	417.1	417.1	—	—	—	—

Total at March 31, 2014		5,930.3	6,288.7	1,897.5	595.7	624.7	498.7	2,672.0

		Total Carrying Value €M	Total Contractual Cash flows €M	2015 €M	2016 €M	2017 €M	2018 €M	Thereafter €M
At March 31, 2014
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		945.1	1,020.7	148.7	108.2	154.9	165.8	443.1
-Swapped to fixed rate debt		1,098.9	1,109.7	178.4	153.9	139.5	207.3	430.6

- Fixed rate debt	3.23%	2,044.0	2,130.4	327.1	262.1	294.4	373.1	873.7
- Floating rate debt	1.03%	1,039.6	1,088.6	175.0	148.9	167.1	172.8	424.8

		3,083.6	3,219.0	502.1	411.0	461.5	545.9	1,298.5
Derivative financial instruments
- Interest rate swaps		72.4	51.0	22.0	17.6	9.2	1.6	0.6
- U.S dollar currency forward		66.4	66.7	64.6	(0.3)	0.4	0.3	1.7
Trade payables		150.0	150.0	150.0	—	—	—	—
Accrued expenses		397.8	397.8	397.8	—	—	—	—

Total at March 31, 2014		3,770.2	3,884.5	1,136.5	428.3	471.1	547.8	1,300.8

		Total Carrying Value €M	Total Contractual Cash flows €M	2015 €M	2016 €M	2017 €M	2018 €M	Thereafter €M
At March 31, 2013
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		1,025.3	1,131.3	105.9	107.1	148.9	109.3	660.1
-Swapped to fixed rate debt		1,293.3	1,329.2	182.1	180.6	156.2	141.8	668.5

- Fixed rate debt	3.23%	2,318.6	2,460.5	288.0	287.7	305.1	251.1	1,328.6
- Floating rate debt	1.03%	1,179.7	1,226.3	154.8	156.7	166.1	166.6	582.1

		3,498.3	3,686.8	442.8	444.4	471.2	417.7	1,910.7

Derivative financial instruments
- Interest rate swaps		81.9	72.3	27.1	22.0	14.6	7.3	1.3
Trade payables		138.3	138.3	138.3	—	—	—	—
Accrued expenses		431.6	431.6	431.6	—	—	—	—

Total at March 31, 2013		4,150.1	4,329.0	1,039.8	466.4	485.8	425.0	1,912.0

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

Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures (typically between 7 and 12 years).

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2015, all of the Company’s cash and liquid resources attracted a weighted average interest rate of 0.39% (2014: 0.37%; 2013: 0.39%).

	March 31, 2015		March 31, 2014		March 31, 2013
Financial assets	Within 1 year	Total	Within 1 year	Total	Within 1 year	Total
	€M	€M	€M	€M	€M	€M
Cash and cash equivalents	1,184.6	1,184.6	1,730.1	1,730.1	1,240.9	1,240.9
Cash > 3 months	3,604.6	3,604.6	1,498.3	1,498.3	2,293.4	2,293.4
Restricted cash	6.7	6.7	13.3	13.3	24.7	24.7

Total financial assets	4,795.9	4,795.9	3,241.7	3,241.7	3,559.0	3,559.0

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependent on the principal amounts on deposit.

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

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2015, 2014 and 2013. Such amounts have been translated using the following year-end foreign currency rates in 2015: €/£: 0.7273; €/$: 1.0759 (2014: €/£: 0.8282; €/$: 1.3788; 2013: €/£: 0.8456; €/$: 1.2805)

	March 31, 2015			March 31, 2014				March 31, 2013
	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	72.6	—	99.8	79.0	—	95.4	73.6	—	87.1
U.S. Dollar cash and liquid resources	—	22.0	20.5	—	9.3	6.7	—	206.9	161.6

	72.6	22.0	120.3	79.0	9.3	102.1	73.6	206.9	248.7

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2015, 2014 and 2013. Such amounts have been translated using the following year-end foreign currency rates in 2015: €/$: 1.0759.

	March 31, 2015		March 31, 2014		March 31, 2013
	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
U.S dollar long term debt	371.2	345.0	411.1	298.1	450.0	351.4

	371.2	345.0	411.1	298.1	450.0	351.4

The Company has entered into cross currency interest rate swap arrangements to manage exposures to fluctuations in foreign exchange rates on these U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. The fair value of these cross currency interest rate swap instruments at March 31, 2015 was €4.5 million, (2014: €8.5 million; 2013: €5.2 million) which has been classified within current assets, specifically derivative assets falling due within one year (see Note 5 to the consolidated financial statements).

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2015, 2014 and 2013:

	March 31, 2015		March 31, 2014		March 31, 2013
Currency forward contracts	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
U.S. dollar currency forward contracts
- for fuel and other purchases	4,910.3	3,881.5	3,216.4	2,385.9	2,417.8	1,836.2
- for aircraft purchases	4,085.3	3,121.9	919.3	683.2	—	—

	8,995.6	7,003.4	4,135.7	3,069.1	2,417.8	1,836.2

	March 31, 2015		March 31, 2014		March 31, 2013
Currency forward contracts	Stg £	euro equiv.	Stg £	euro equiv.	Stg £	euro equiv.
	£M	€M	£M	€M	£M	€M
U.K pounds sterling currency forward contracts	232.0	293.4	22.5	27.4	—	—

	232.0	293.4	22.5	27.4	—	—

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

(f) Credit risk

The Company holds significant cash balances, which are classified as either cash and cash equivalents or financial assets >3 months. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties’ market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties’ systemic importance to the financial systems of their home countries. The Company typically enters into deposits and derivative contracts with parties that have a long term Standard and Poors “A” category rating or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Company is authorised to place funds on deposit for periods up to 3 years. The Board of Directors monitors the return on capital as well as the level of dividends to ordinary shareholders on an ongoing basis.

The Company’s revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is primarily derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2015, €1.1 million (2014: €1.4 million; 2013: €1.1 million) of our total accounts receivable balance were past due, of which €0.1 million (2014: €0.1 million; 2013: €0.1 million) was impaired and provided for and €1.0 million (2014: €1.3 million; 2013: €1.0 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

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

The Company finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2015 of €4,795.9 million (2014: €3,241.7 million; 2013: €3,559.0 million). During the year, the Company funded €788.5 million in purchases of property, plant and equipment (2014: €505.8 million; 2013: €310.7 million). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by general corporate purposes debt capital markets issuances.

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

(i) Sensitivity analysis

(i) Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2015, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €32.9 million (net of tax) in net interest income and expense in the income statement (2014: €18.0 million; 2013: €18.3 million) and €9.6 million in equity (2014: €16.7 million: 2013: €28.8 million). All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii) Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2015 would have a respective positive or negative impact on the income statement of €3.2 million (net of tax) (2014: €3.0 million; 2013: €2.6 million). The same movement of 10% in foreign currency exchange rates would have a positive €818.7 million impact (net of tax) on equity if the rate fell by 10% and negative €766.4 million impact (net of tax) if the rate increased by 10% (2014: €288.2 million positive or negative; 2013: €183.1 million positive or negative).

(iii) Equity price risk: An increase/decrease of 10% in the Aer Lingus share price as of March 31, 2015 would result in an increase/decrease of €37.1 million in the fair value of the available-for-sale financial assets (2014: €26.0 million; 2013: €22.1 million). The increase/decrease would be recognised in other comprehensive income.

12 Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Current tax (assets)/liabilities
Corporation tax (prepayment)/provision	(0.8)	(1.1)	0.3

Total current tax (assets)/liabilities	(0.8)	(1.1)	0.3

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions and available-for-sale securities	462.3	368.6	346.5

Total deferred tax liabilities	462.3	368.6	346.5

Total deferred tax liabilities (net)	462.3	368.6	346.5

Total tax liabilities (net)	461.5	367.5	346.8

	At March 31,
	2015	2014	2013
	€M	€M	€M
Reconciliation of current tax
At beginning of year	(1.1)	0.3	(9.3)
Corporation tax charge in year	90.1	31.1	34.1
Adjustment in respect of prior-year under/(over) provision	—	—	1.3
Other adjustments	(1.4)	—	—
Tax paid	(88.4)	(32.5)	(25.8)

At end of year	(0.8)	(1.1)	0.3

	At March 31,
	2015	2014	2013
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year	368.6	346.5	319.4
Release of deferred tax asset for prior-year net operating losses	—	—	5.0
New temporary differences on property, plant and equipment, derivatives, pensions and other items	93.7	22.1	22.1

At end of year	462.3	368.6	346.5

The charge in the year to March 31, 2015 consisted of temporary differences of a charge of €26.5 million for property, plant and equipment and a credit of €0.9 million for other temporary differences, both recognised in the income statement, and a charge of €68.5 million for derivatives and a credit of €0.4 million for pensions, both recognised in other comprehensive income. The charge in the year to March 31, 2014 consisted of temporary differences of a charge of €37.5 million for property, plant and equipment recognised in the income statement and a credit of €15.2 million for derivatives and a credit of €0.2 million for pensions, all recognised in other comprehensive income. The charge in the year to March 31, 2013 consisted of temporary differences of a charge of €41.3 million for property, plant and equipment recognised in the income statement, a credit of €19.0 million for derivatives and a credit of €0.2 million for pensions, all recognised in other comprehensive income.

The components of the tax expense in the income statement were as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Corporation tax charge in year	90.1	31.1	35.4
Deferred tax charge relating to origination and reversal of temporary differences	25.6	37.5	46.2

	115.7	68.6	81.6

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	%	%	%
Statutory rate of Irish corporation tax	12.5	12.5	12.5
Adjustments for earnings taxed at higher rates	0.1	—	0.1
Adjustments for earnings taxed at lower rates	(0.6)	(0.5)	(0.7)
Other differences	(0.2)	(0.4)	0.6

Total effective rate of taxation	11.8	11.6	12.5

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Defined benefit pension obligations	(0.4)	(0.2)	(0.2)
Derivative financial instruments	68.5	(15.2)	(19.0)

Total tax charge in other comprehensive income	68.1	(15.4)	(19.2)

The majority of current and deferred tax recorded in each of fiscal 2015, 2014 and 2013 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2015, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Arising on capital allowances and other temporary differences	411.1	385.7	348.2
Arising on derivatives	51.7	(16.9)	—
Arising on pension	(0.5)	(0.2)	(1.7)

Total	462.3	368.6	346.5

At March 31, 2015, 2014 and 2013, the Company recognised all required deferred tax assets and liabilities. No deferred tax has been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13 Provisions

	At March 31,
	2015	2014	2013
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft (a)	176.2	132.2	122.4
Provision for pension obligation (b)	4.6	1.7	13.5

	180.8	133.9	135.9

	At March 31,
	2015	2014	2013
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	132.2	122.4	91.3
Increase in provision during the year	44.0	38.0	41.9
Utilisation of provision upon the hand-back of aircraft	—	(28.2)	(10.8)

At end of year	176.2	132.2	122.4

During the 2015 fiscal year, the Company did not return any aircraft held under operating lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2015, 2014 and 2013 are as follows:

	Carrying Value	2016	2017	2018	2019	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2015
Provision for leased aircraft maintenance	176.2	65.4	51.4	15.0	22.9	21.4

	Carrying Value	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2014
Provision for leased aircraft maintenance	132.2	1.4	49.0	44.5	22.2	15.1

	Carrying Value	2014	2015	2016	2017	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2013
Provision for leased aircraft maintenance	122.4	52.0	10.4	20.7	23.3	16.0

	At March 31,
	2015	2014	2013
	€M	€M	€M
b) Provision for pension obligation
At beginning of year	1.7	13.5	11.9
Settlement on closure of Irish defined benefit plan	—	(12.5)	—
Movement during the year	2.9	0.7	1.6

At end of year	4.6	1.7	13.5

See Note 21 to the consolidated financial statements for further details.

14 Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2015, no sale-and-leaseback aircraft were returned and Ryanair did not enter into sale-and-leaseback arrangements for any new Boeing 737-800 “next generation” aircraft (2014: 8; 2013: 4). Total sale-and-leaseback aircraft at March 31, 2015 was 51.

15 Issued share capital, share premium account and share options

(a) Share capital

	At March 31,
	2015	2014	2013
	€M	€M	€M
Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each 0	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,377,661,859 ordinary equity shares of 0.635 euro cent each	8.7	—	—
1,383,237,668 ordinary equity shares of 0.635 euro cent each	—	8.8	—
1,447,051,752 ordinary equity shares of 0.635 euro cent each	—	—	9.2

The movement in the share capital balance year-on-year principally relates to 5.0 million (2014: 5.7 million; 2013: 6.5 million) new shares issued due to the exercise of share options, less the cancellation of 10.6 million shares relating to share buy-backs (2014: 69.5 million; 2013:15.0 million).

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b) Share premium account

	At March 31,
	2015	2014	2013
	€M	€M	€M
Balance at beginning of year	704.2	687.8	666.4
Share premium arising from the exercise of 5.0 million options in fiscal 2015, 5.7 million options in 2014, 6.5 million options in fiscal 2013	14.4	16.4	21.4

Balance at end of year	718.6	704.2	687.8

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

Details of the share options outstanding are set out below:

	Share Options M	Weighted Average Exercise Price
Outstanding at March 31, 2013	11.5	€2.97

Exercised	(5.7)	€2.90

Outstanding at March 31, 2014	5.8	€3.04

Exercised	(5.0)	€2.88
Granted	18.5	€6.91
Expired	(0.5)	€4.99
Forfeited	(0.8)	€6.25

Outstanding at March 31, 2015	18.0	€6.86

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2015 was €11.13 (2014: €7.61; 2013: €5.95). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the 2015 fiscal year were €11.13 and €6.35, respectively (2014: €7.70 and €5.33, respectively; 2013: €6.16 and €3.83, respectively). There were 0.3 million options exercisable at March 31, 2015 (2014: 5.8 million; 2013: 2.1 million). The average share price for the year was €8.12 (2014: €6.59; 2013: €4.65).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2015 fiscal year was €8.56 (2014: €6.67; 2013: €4.94).

At March 31, 2015 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options outstanding			Options exercisable
Range of exercise price (€)	Number outstanding M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)	Number exercisable M	Weighted- average remaining contractual life (years)	Weighted- average exercise price (€)
2.59-4.99	0.3	0.5	2.56	0.3	0.5	2.56
5.00-8.35	17.7	6.9	6.94	—	—	—

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €0.5 million to the income statement (2014: €1.9 million charge; 2013: €1.9 million charge) being recognised within the income statement in accordance with employee services rendered.

The table below shows, for all share option grants, the weighted-average assumptions used in the binomial lattice model and the resulting weighted-average grant date fair value of share options granted in 2015:

Year ended March 31, 2015
Fair value at grant date	1.27
Share price at grant date	7.36
Exercise Price	6.91
Expected dividend yield	3%
Volatility	25%
Range of risk free interest rates	0.3% - 0.5%
Expected term (years)	5 years

A blend of the historical and implied volatilities of the Company’s own ordinary shares is used to determine expected volatility for share option granted. The weighted-average volatility is determined by calculating the weighted-average of volatilities for all share options granted in a given year. The expected term of share option grants represents the weighted-average period the awards are expected to remain outstanding. For share options granted in 2015, we estimated the weighted-average expected term based on historical exercise data.

The risk-free interest rate assumption was based on Eurozone zero-coupon bond instruments whose term was consistent with the expected term of the share option granted. The expected dividend yield assumption was based on our history and expectation of dividend payouts.

16 Other equity reserve

The total share based payments reserve at March 31, 2015 was €3.7 million (2014: €9.1 million; 2013: €14.2 million). The available-for-sale financial asset reserve at March 31, 2015 was €291.4 million (2014: €180.6 million; 2013: €141.5 million). The total cash-flow hedge reserve amounted to €308.5 million at March 31, 2015 (2014: negative €83.2 million; 2013: €0.5 million). Further details of the group’s derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

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

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.

Reportable segment information is presented as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
External revenues	5,654.0	5,036.7	4,884.0
Reportable segment adjusted profit after income tax	866.7	522.8	569.3

Other segment information:
Depreciation	(377.7)	(351.8)	(329.6)
Finance income	17.9	16.5	27.4
Finance expense	(74.2)	(83.2)	(99.3)
Capital expenditure	(788.5)	(505.8)	(310.7)

	At March 31, 2015	At March 31, 2014	At March 31, 2013
	€M	€M	€M
Reportable segment assets (i)	11,814.4	8,551.8	8,721.8

(i)	Excludes the available-for-sale financial asset.

Entity-wide disclosures:

Geographical information for revenue by country of origin is as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Ireland	560.7	532.4	471.3
United Kingdom	1,550.1	1,253.6	1,227.1
Other European countries	3,543.2	3,250.7	3,185.6

	5,654.0	5,036.7	4,884.0

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Non-flight scheduled	1,164.4	1,012.4	832.9
In-flight	128.1	117.3	109.8
Internet income	101.2	117.5	121.5

	1,393.7	1,247.2	1,064.2

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

18 Staff numbers and costs

The average weekly number of staff, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
Flight and cabin crew	8,699	8,706	8,280
Sales, operations, management and administration	887	795	779

	9,586	9,501	9,059

At March 31, 2015 the company had a team of 9,393 people (2014: 8,992; 2013: 9,137).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Staff and related costs	479.1	441.5	412.3
Social welfare costs	19.8	18.7	18.4
Other pension costs (a)	3.5	1.5	2.9
Share based payments (b)	0.5	1.9	2.0

	502.9	463.6	435.6

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €3.2 million in 2015 (2014: €2.6 million; 2013: €2.1 million) while costs associated with the defined benefit plans included here were €0.3 in 2015 (2014: credit of €1.1 million; 2013: costs of €0.8 million). (See Note 21 to the consolidated financial statements).
(b)	In the year ended March 31, 2015 the charge in the income statement of €0.5 million for share based compensation comprises a charge for the fair value of various share options granted in the period, which are being recognised in the income statement in accordance with services rendered, offset by a reversal of previously recognised share-based compensation expense for awards that did not vest.

19 Statutory and other information

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Directors’ emoluments:
-Fees	0.5	0.5	0.3
-Share based compensation	0.6	—	—
-Other emoluments, including bonus and pension contributions	1.9	1.8	1.3

Total directors’ emoluments	3.0	2.3	1.6

Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.5	0.5	0.5
- Tax advisory services (ii)	0.3	0.3	0.3

Total fees	0.8	0.8	0.8

Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services	—	—	—
Tax services	0.2	0.2	0.2

Total fees	0.2	0.2	0.2

Depreciation of owned property, plant and equipment	357.8	333.9	311.2
Depreciation of property, plant and equipment held under finance leases	19.9	17.9	18.4
Operating lease charges, principally for aircraft	109.4	101.5	98.2

(i)	Audit services comprise audit work performed on the consolidated financial statements. In 2015, €1,000 (2014: €1,000; 2013: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments – executive director

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Basic salary	1.0	1.0	0.8
Bonus (performance and target-related)	0.9	0.8	0.5
Share based compensation	0.5	—	—

	2.4	1.8	1.3

During the years ended March 31, 2015, 2014, and 2013 Michael O’Leary was the only executive director.

(b) Fees and emoluments – non-executive directors

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Fees
David Bonderman	0.10	0.10	—
Michael Cawley (i)	0.03	—	—
Michael Horgan	0.04	0.04	0.03
Klaus Kirchberger	—	—	0.04
Charles McCreevy	0.05	0.05	0.05
Declan McKeon	0.05	0.05	0.05
Kyran McLaughlin	0.05	0.05	0.05
Dick Milliken	0.05	0.03	—
Julie O’Neill	0.05	0.05	0.01
James Osborne	0.05	0.05	0.05
Louise Phelan	0.05	0.05	0.01
Paolo Pietrogrande	—	—	0.02

	0.52	0.47	0.31

Emoluments
Michael Horgan	0.04	0.04	0.04

Share based compensation	0.06	—	—

Total	0.62	0.51	0.35

(i)	Michael Cawley was appointed to the Board of Directors on August 7, 2014.

(c) Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined-benefit plan. The total accumulated accrued benefit for Michael O’Leary at March 31, 2015 was €0.1 million (2014: €0.1 million; 2013 €0.1 million). Pension benefits have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11. No non-executive directors are members of the Company defined-benefit plan.

Michael O’Leary is a member of a defined-contribution plan. During the years ended March 31, 2015, 2014, and 2013 the Company did not make contributions to the defined-contribution plan for Michael O’Leary. No non-executive directors are members of the Company defined-contribution plan.

(d) Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2015, 2014 and 2013 of the directors in office at March 31, 2015 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2015	2014	2013
David Bonderman	7,680,671	7,655,671	9,230,671
Michael Cawley	615,588	—	—
Michael Horgan	50,000	50,000	50,000
Kyran McLaughlin	225,000	200,000	200,000
Dick Milliken	10,000	10,000	—
Michael O’Leary	51,381,256	51,081,256	51,081,256
James Osborne	310,256	310,256	310,256
Louise Phelan	7,000	7,000	—

(ii) Share options

The share options held by each director in office at the end of fiscal 2015 were as follows:

	No. of Options at March 31,
	2015	2014	2013
David Bonderman (a)(b)	30,000	25,000	25,000
Michael Cawley (a)	30,000	—	—
Charles McCreevy (a)	30,000	—	—
Declan McKeon (a)	30,000	—	—
Michael Horgan (a)(b)	30,000	—	25,000
Kyran McLaughlin (a)(b)	30,000	—	25,000
Dick Milliken (a)	30,000	—	—
Michael O’Leary (c)	5,000,000	—	—
Julie O’Neill (a)	30,000	—	—
James Osborne (a)(b)	30,000	25,000	25,000
Louise Phelan (a)	30,000	—	—

(a)	These 30,000 options were granted to the directors at an exercise price of €6.25 (the market value at the date of grant) during the 2015 fiscal year and are exercisable between June 2019 and July 2022.
(b)	These 25,000 options were granted to the directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and were exercisable between June 2012 and June 2014.
(c)	These options were granted to Mr. O’Leary during fiscal 2015 at an exercise price of €8.345 (the market value at the date of grant) and are exercisable between September 2019 and November 2021.

In the 2015 fiscal year the Company incurred total share-based compensation expense of €0.58 million (2014: €nil million; 2013: €0.01 million) in relation to directors.

20 Finance expense

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Interest payable on bank loans wholly repayable after five years	74.1	82.3	99.1
Interest arising on pension liabilities, net (see Note 21)	0.1	0.9	0.2

	74.2	83.2	99.3

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

The Company funds the pension entitlements of certain employees through defined-benefit plans. At March 31, 2015 there was one plan operated for eligible UK employees.

The Irish defined benefit plan was closed effective December 31, 2013. In the year ended March 31, 2014, the Company made a final contribution of €12.5 million into the Irish defined benefit plan which represented a full and final settlement of the Company’s liability to contribute to the Irish defined benefit plan.

The UK and Irish schemes were closed to new entrants on January 1, 2000. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. The UK plan is fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the UK plan at March 31, 2015 consisted of units held in independently administered funds. The most recent full actuarial valuations of the UK plan was carried out at January 1, 2014, in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2015	2014	2013
	%	%	%
Discount rate used for Irish plan	—	—	4.30
Discount rate used for UK plan	3.40	4.60	4.40
Return on plan assets for Irish plan	—	—	5.92
Return on plan assets for UK plan	6.29	7.14	6.52
Rate of euro inflation	—	—	2.00
Rate of UK inflation	3.00	3.30	3.30
Future pension increases in Irish plan	—	—	0.00
Future pension increases in UK plan	2.90	3.20	3.20
Future salary increases for Irish plan	—	—	1.75
Future salary increases for UK plan	1.75	1.75	1.75

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

The current life expectancies underlying the value of the scheme liabilities for the UK scheme are as follows:

	At March 31,
	2015	2014	2013
Retiring at age 60:
Male	26.5	26.6	26.4
Female	28.9	28.9	28.7
Retiring at age 65:
Male	21.9	22.1	21.9
Female	24.4	24.1	23.9

The amounts recognised in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Present value of benefit obligations	(16.7)	(11.5)	(48.1)
Fair value of plan assets	12.0	9.8	34.6

Present value of net obligations	(4.7)	(1.7)	(13.5)
Related deferred tax asset	0.5	0.2	1.7

Net pension liability	(4.2)	(1.5)	(11.8)

The amounts recognised in the consolidated income statement in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Included in payroll costs
Service cost	0.2	0.8	0.9
Settlement gain	—	(1.9)	—

Net defined benefit pension (gain)/costs	0.2	(1.1)	0.9
Included in finance expense

Net finance expense	0.1	0.9	0.2

Analysis of amounts included in the Consolidated Statement of Comprehensive Income (“CSOCI”);

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Return on scheme assets	2.0	0.1	2.0
Experience gains/(loss) on scheme liabilities	(1.8)	—	0.3
Changes in assumptions underlying the present value of scheme liabilities	(3.0)	(1.9)	(3.6)

Actuarial loss recognised in the CSOCI	(2.8)	(1.8)	(1.3)
Related deferred tax asset	0.5	0.2	0.2

Net actuarial losses recognised in the CSOCI	(2.3)	(1.6)	(1.1)

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Projected benefit obligation at beginning of year	11.5	48.1	42.2
Service cost	0.2	0.8	0.9
Interest cost	0.6	1.7	2.1
Plan participants’ contributions	0.1	0.2	0.3
Actuarial loss	3.0	1.9	3.5
Benefits paid	(0.5)	(0.7)	(0.8)
Foreign exchange rate changes	1.8	0.3	(0.1)
Liabilities extinguished on closure of Irish defined benefit plan	—	(40.8)	—

Projected benefit obligation at end of year funded	16.7	11.5	48.1

Changes in fair values of the plans’ assets are as follows:

	At March 31,
	2015	2014	2013
	€M	€M	€M
Fair value of plan assets at beginning of year	9.8	34.6	30.3
Expected return on plan assets	—	0.4	1.9
Interest income	0.4	0.8	—
Actuarial gain/(loss) on plan assets	0.6	0.1	2.0
Employer contribution	0.2	0.5	0.8
Settlement on closure of Irish defined benefit plan	—	12.5	—
Plan participants’ contributions	0.1	0.2	0.3
Benefits paid	(0.5)	(0.7)	(0.8)
Foreign exchange rate changes	1.4	0.3	0.1
Assets distributed on closure of Irish defined benefit plan	—	(38.9)	—

Fair value of plan assets at end of year	12.0	9.8	34.6

The fair value of the plans’ assets at March 31 of each year is analysed as follows:

	At March 31,
	2015 (i)	2014 (ii)	2013 (ii)
	€M	€M	€M
Equities	9.5	7.0	26.8
Bonds	1.1	1.9	5.8
Property	0.1	0.1	0.7
Other assets	1.3	0.8	1.3

Total fair value of plan assets	12.0	9.8	34.6

(i)	Amounts for the year ended March 31, 2015 and 2014 relate to the UK plan only.
(ii)	Amounts for the years ended March 31, 2013 relate to both the Irish and UK plans combined.

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets was 7.14% in 2014 and 6.52% in 2013 for the UK schemes. This was calculated based on the assumptions of the following returns for each asset class: Equities 8.30% in 2014 and 7.50% in 2013; Corporate and Overseas Bonds 4.30% in 2014 and 4.40% in 2013; and Other 3.65% in 2014 and 2.85% in 2013.

Since there are no suitable euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	At March 31,
	2015	2014	2013	2012	2011
	€M	€M	€M	€M	€M
Difference between expected and actual return on assets	0.6	0.1	2.0	(0.8)	(0.3)
Expressed as a percentage of scheme assets	5%	1%	6%	(3%)	(1%)

Experience (loss)/gain on scheme liabilities	0.1	—	0.3	(0.8)	0.9
Expressed as a percentage of scheme liabilities	1%	—%	1%	(2%)	3%

Total actuarial (losses)/gains	(2.8)	(1.8)	(1.3)	(7.1)	5.5
Expressed as a percentage of scheme liabilities	(17%)	(17%)	(3%)	(17%)	17%

The Company expects to contribute approximately €0.2 million to our defined-benefit plan in 2015.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €3.4 million in 2015 (2014: €2.6 million; 2013: €2.1 million).

22 Earnings per share

	At March 31,
	2015	2014	2013
Basic earnings per ordinary share (in euro cent)	62.59	36.96	39.45

Diluted earnings per ordinary share (in euro cent)	62.46	36.86	39.33

Number of ordinary shares (in Ms) used for EPS
Basic	1,384.7	1,414.6	1,443.1

Diluted (a)	1,387.6	1,418.2	1,447.4

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the 2015 fiscal year, the weighted average number of shares in issue of 1.387.6 million includes weighted average share options assumed to be converted, and equal to a total of 2.9 million shares. For the 2014 fiscal year, the weighted average number of shares in issue of 1,418.2 million includes weighted average share options assumed to be converted, and equal to a total of 3.6 million shares. For the 2013 fiscal year, the weighted average number of shares in issue of 1,447.4 million includes weighted average share options assumed to be converted, and equal to a total of 4.3 million shares.

23 Commitments and contingencies

Commitments

In March 2013, the Group entered into a contract with Boeing (the “2013 Boeing Contract”) whereby the Group agree to purchase 175 Boeing 737-800 “next-generation” aircraft over a five year period from calendar 2014 to 2018.

In April 2014, the Company agreed to purchase an additional 5 Boeing 737-800 “next-generation” aircraft for delivery in fiscal year 2016 on the same terms and conditions as the 2013 Boeing Contract. In March 2015, the Company announced the purchase of an additional 3 Boeing 737-800 aircraft for delivery in early 2016 on the same terms as the 2013 Boeing Contract. This brings the total “firm” new deliveries to 183 aircraft.

In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-Max-200 aircraft from The Boeing Corporation during the period Fiscal 2019 to Fiscal 2024. This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014.

The table below details the firm aircraft delivery schedule at March 31, 2015 and March 31, 2014 for the Company pursuant to the 2013 Boeing contracts.

	Aircraft Delivered at March 31, 2015	Firm Aircraft Deliveries Fiscal 2016	Firm Aircraft Deliveries Post Fiscal 2015/2016	Total “Firm” Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2014- 2015 at March 31, 2014
2013 Contract	11	41	131	183	78.49	—
2014 Contract	—	—	100	100	102.50	—

Total	11	41	231	283		—

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

The “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2014 Boeing contract will be increased by (a) an estimated U.S.$1.6 million per aircraft for certain “buyer furnished” equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price, as defined in the purchase agreement, of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of 18 to 24 months prior to the delivery of such aircraft.

Boeing has granted Ryanair certain price concessions as part of the Boeing 2013 Contract and the 2014 Contract. These take the form of credit memoranda to the Company for the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the purchase of the aircraft under the various Boeing contracts.

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft (the purchase price of the new aircraft net of discounts received from Boeing) will be significantly below the Basic Price mentioned above. At March 31, 2015, the total potential commitment to acquire all 283 “firm” aircraft, not taking such increases and decreases into account, will be approximately U.S. $24.6 billion. At March 31, 2014, the total potential commitment was U.S. $13.8 billion to acquire all 175 “firm” aircraft.

Operating leases

The Company financed 76 of the Boeing 737-800 aircraft delivered between December 2003 and March 2014 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and December 2012, 17 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2015 Ryanair had 51 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 18 of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the leases. 33 remaining operating leases are U.S. dollar-denominated which require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 31 of the 51 remaining operating lease aircraft as at March 31, 2015, on pre-determined terms. This includes 4 operating lease arrangements which are due to mature during the year ended March 31, 2016 but have been extended for a further 6 months. The following table sets out the total future minimum payments of leasing 51 aircraft (2014: 51 aircraft; 2013: 59 aircraft), ignoring movement in interest rates, foreign currency and hedging arrangements, at March 31, 2015, 2014 and 2013, respectively:

	At March 31,
	2015		2014		2013
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M
Due within one year	139.9	134.6	118.7	112.7	107.2	98.4
Due between one and five years	272.7	241.7	292.1	246.5	342.4	258.0
Due after five years	20.2	16.0	61.9	44.4	94.5	53.3

Total	432.8	392.3	472.7	403.6	544.1	409.7

Finance leases

The Company financed 30 Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for 4 of these aircraft in fiscal year 2015. Six aircraft have been financed through euro-denominated 12 year amortising commercial debt transactions.

The following table sets out the total future minimum payments of leasing 26 aircraft (2014: 30 aircraft; 2013: 30 aircraft) under JOLCOs at March 31, 2015, 2014 and 2013, respectively:

	At March 31,
	2015		2014		2013
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M
Due within one year	52.7	49.8	78.1	73.5	58.1	53.4
Due between one and five years	565.7	284.1	408.6	250.0	359.1	260.9
Due after five years	—	—	248.4	83.9	365.7	146.5

Total minimum lease payments	618.4	333.9	735.1	407.4	782.9	460.8
Less amounts allocated to future financing costs	(10.1)	—	(18.2)	—	(20.3)	—

Present value of minimum lease payments	608.3	333.9	716.9	407.4	762.6	460.8

Commitments resulting from the use of derivative financial instruments by the Company are described in Notes 5 and 11 to the consolidated financial statements.

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Company. Should the Company be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to have a material adverse affect on the Company’s results of operations or financial position.

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

Ryanair is facing similar legal challenges with respect to agreements with certain other airports. In January 2010, the European Commission concluded that the financial arrangements between Bratislava airport in Slovakia and Ryanair do not constitute state aid within the meaning of EU rules, because these arrangements were in line with market terms. In July 2012 the European Commission similarly concluded that the financial arrangements between Tampere airport in Finland and Ryanair do not constitute state aid. In February 2014 the European Commission found that the financial arrangements between Aarhus, Berlin (Schönefeld) and Marseille airports, and Ryanair, do not constitute state aid. In July 2014 the European Commission announced a ‘no state aid’ decision in respect of Dusseldorf (Weeze) airport. In October 2014, the European Commission concluded that Ryanair’s agreements with the Brussels (Charleroi), Frankfurt (Hahn), Alghero and Stockholm (Västerås) airports did not constitute State aid. In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10.4m of alleged aid. Ryanair has appealed the Angouleme and Pau decisions to the EU General Court, and is currently preparing appeals against the remaining ‘aid’ decisions. These appeal proceedings are expected to take between 2 and 4 years. The remaining eight investigations involving Ryanair and Lübeck, Paris (Beauvais), La Rochelle, Klagenfurt, Carcassonne, Cagliari, Girona and Reus airports are ongoing and Ryanair currently expects that they will conclude mid to late 2015, with any European Commission decisions appealable to the EU General Court.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lübeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases are currently being re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero, Berlin (Schönefeld) and Marseille airports. The Alghero case (initiated by Air One) was dismissed in its entirety in April 2011. The Berlin (Schönefeld) case (initiated by Germania) was discontinued following the European Commission’s finding in February 2014 that Ryanair’s arrangement with the airport contained no state aid. The Marseille case was withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011.

The Company has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating-rate financing arrangements. Cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on certain long-term derivative and other financing arrangements with Ryanair (restricted cash) (see Note 9 to the consolidated financial statements for further details). Additional numerical information on these swaps and on other derivatives held by the Company is set out in Notes 5 and 11 to the consolidated financial statements.

24 Note to cash flow statement

	At March 31,
	2015	2014	2013
	€M	€M	€M
Net funds/(debt) at beginning of year	158.1	60.7	(109.6)

(Decrease)/increase in cash and cash equivalents in year	(545.5)	489.2	(1,467.4)
Increase/(decrease) in financial assets > 3 months	2,106.3	(795.1)	1,521.2
Decrease in restricted cash	(6.6)	(11.4)	(10.4)
Net cash flow from (increase)/decrease in debt	(1,348.0)	414.7	126.9

Movement in net funds resulting from cash flows	206.2	97.4	170.3

Net funds at end of year	364.3	158.1	60.7

Analysed as:
Cash and cash equivalents, financial assets and restricted cash	4,795.9	3,241.7	3,559.0
Total borrowings*	(4,431.6)	(3,083.6)	(3,498.3)

Net funds/(debt)	364.3	158.1	60.7

*	includes both current and non-current maturities of debt.

25 Dividends and share buy-backs

In the year ended March 31, 2015 the Company bought back 10.9 million ordinary shares at a total cost of €112.0 million. This is equivalent to approximately 0.8% of the Company’s issued share capital at March 31, 2015. 10.6 million ordinary shares repurchased have been cancelled at March 31, 2015. The remaining 0.3 million were cancelled on April 1, 2015. Accordingly, share capital decreased by 10.6 million ordinary shares with a nominal value of €0.1 million and other undenominated capital increased by a corresponding €0.1 million. Other undenominated capital is required to be created under Irish law to preserve permanent capital in the Parent Company.

On June 20, 2013 the Company detailed plans to return up to €1.0 billion to shareholders over the following two years. At March 31, 2014, the Company bought back 69.5 million ordinary shares at a total cost of €481.7 million. This was equivalent to approximately 4.8% of the Company’s issued share capital. All ordinary shares repurchased were cancelled. Accordingly share capital decreased by 69.5 million ordinary shares with a nominal value of €0.4 million and other undenominated capital increased by a corresponding €0.4 million. In February 2015 we paid a special dividend of €520 million to shareholders. This is our third special dividend and the total of these dividends paid to shareholders amounts to €1.5 billion.

26 Post-balance sheet events

From April 01, 2015 to July 23, 2015 the Company bought back 21.3m shares at a total cost of €246.5m under its €400.0 million share buy-back programme. These shares represent approximately 2.4% of the Company’s issued share capital. All ordinary shares repurchased were cancelled.

On June 19, 2015 the International Airlines Group issued a formal offer for Aer Lingus Group plc. The offer, which was recommended by the Board of Aer Lingus Group plc, consists of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). The offer is subject to the acceptance of the offer by key shareholders, namely the Irish government and Ryanair, and regulatory approval from the European competition authorities.

On July 10, 2015 Ryanair confirmed that the Board of Ryanair Holdings voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission (which was subsequently granted on July 15, 2015).

27 Subsidiary undertakings and related party transactions

The following is the principal subsidiary undertaking of Ryanair Holdings plc:

Name	Effective date of acquisition/incorporation	Registered Office	Nature of Business
Ryanair Limited (a)	August 23, 1996	Airside Business Park	Airline operator
	(acquisition)	Swords
Co Dublin, Ireland.

(a)	Ryanair Limited is wholly owned by Ryanair Holdings plc.

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 16(3) of the Irish Companies (Amendment) Act, 1986.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertaking referred to above has been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2015, 2014 and 2013.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) and directors amounted to €9.0 million in the fiscal year ended March 31, 2015, (2014: €7.9 million; 2013: €7.1 million), the majority of which comprises short-term employee benefits.

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
	€M	€M	€M
Basic salary and bonus	7.2	6.8	6.0
Pension contributions	0.2	0.1	0.1
Share-based compensation expense	1.6	1.0	1.0

	9.0	7.9	7.1

28 Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 24, 2015.

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