Form 20-F
period 2016-03-31
RYANAIR HOLDINGS PLC
filed 2016-07-26
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 26, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: March 31, 2016
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
County Dublin, K67 NY94, Ireland

(Address of principal executive offices)

Please see “Item 4. Information on the Company” herein.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares Ordinary Shares, par value 0.6 euro cent per share	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC (not for trading but only in connection with the registration of the American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,290,739,865 Ordinary Shares

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of nineteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2016 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.1390, or $1.00 = €0.8780, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2016. The Federal Reserve Rate for euro on July 21, 2016 was €1.00 = $1.1016 or $1.00 = €0.9078. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, “Brexit” (as defined below), costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, changes to the structure of the European Community and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel, and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair operates an ultra-low fare, scheduled airline serving short-haul, point-to-point routes largely in Europe from 84 bases to airports across Europe, which together are referred to as “Ryanair’s bases.”  For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.”  Ryanair pioneered the low-fares air travel model in Europe in the early 1990s.  As of June 30, 2016, the Company offered over 2,000 short-haul flights per day serving over 200 airports largely across Europe, with a fleet of more than 350 Boeing 737-800 aircraft. A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal 2016 has been translated from euro to US$ using the Federal Reserve Rate on March 31, 2016. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2016(a)	2016	2015	2014	2013	2012
	(in millions, except per-Ordinary Share data)
Total operating revenues	$7,444.3	€6,535.8	€5,654.0	€5,036.7	€4,884.0	€4,390.2
Total operating expenses	$(5,781.2)	€(5,075.7)	€(4,611.1)	€(4,378.1)	€(4,165.8)	€(3,707.0)
Operating income	$1,663.1	€1,460.1	€1,042.9	€658.6	€718.2	€683.2
Net interest (expense)	$(60.6)	€(53.2)	€(56.3)	€(66.7)	€(71.9)	€(64.9)
Other non-operating (expense) income	$358.8	€315.0	€(4.2)	€(0.5)	€4.6	€14.7
Profit before taxation	$1,961.3	€1,721.9	€982.4	€591.4	€650.9	€633.0
Tax expense on profit on ordinary activities	$(185.4)	€(162.8)	€(115.7)	€(68.6)	€(81.6)	€(72.6)

Profit after taxation	$1,775.9	€1,559.1	€866.7	€522.8	€569.3	€560.4
Ryanair Holdings basic earnings per Ordinary Share (U.S. cents)/(euro cent)	$132.42	€116.26	€62.59	€36.96	€39.45	€38.03
Ryanair Holdings diluted earnings per Ordinary Share (U.S. cents)/(euro cent)	$131.70	€115.63	€62.46	€36.86	€39.33	€37.94
Ryanair Holdings dividend paid per Ordinary Share (U.S. cents)/(euro cent)	$33.49	€29.40	€37.50	n/a	€34.00	n/a

Balance Sheet Data:

	As of March 31,
	2016(a)	2016	2015	2014	2013	2012
	(in millions)
Cash and cash equivalents	$1,434.2	€1,259.2	€1,184.6	€1,730.1	€1,240.9	€2,708.3
Total assets	$12,777.6	€11,218.3	€12,185.4	€8,812.1	€8,943.0	€9,001.0
Current and long-term debt, including capital lease obligations	$4,582.2	€4,023.0	€4,431.6	€3,083.6	€3,498.3	€3,625.2
Shareholders’ equity	$4,096.8	€3,596.8	€4,035.1	€3,285.8	€3,272.6	€3,306.7
Issued share capital	$8.8	€7.7	€8.7	€8.8	€9.2	€9.3
Weighted Average Number of Ordinary Shares	1,341.0	1,341.0	1,384.7	1,414.6	1,443.1	1,473.7

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2016(a)	2016	2015	2014	2013	2012
	(in millions)
Net cash inflow from operating activities	$2,102.9	€1,846.3	€1,689.4	€1,044.6	€1,023.5	€1,020.3
Net cash (outflow)/inflow from investing activities	$(323.0)	€(283.6)	€(2,888.2)	€300.7	€(1,821.5)	€(185.4)
Net cash (outflow)/inflow from financing activities	$(1,694.9)	€(1,488.1)	€653.3	€(856.1)	€(669.4)	€(154.9)
Increase/(decrease) in cash and cash equivalents	$85.0	€74.6	€(545.5)	€489.2	€(1,467.4)	€680.0

(a)

Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2016 of €1.00 = $1.1390 or $1.00 = €0.8780

EXCHANGE RATES

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

U.S. dollars per €1.00(a)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2011	1.296	1.392	—	—
2012	1.319	1.291	—	—
2013	1.378	1.328	—	—
2014	1.210	1.330	—	—
2015	1.086	1.103	—	—

Month ended
January 31, 2016	—	—	1.074	1.096
February 29, 2016	—	—	1.087	1.136
March 31, 2016	—	—	1.085	1.139
April 30, 2016	—	—	1.124	1.144
May 31, 2016	—	—	1.114	1.152
June 30, 2016	—	—	1.102	1.140
Period ended July 21, 2016	—	—	1.101	1.115

U.K. pounds sterling per €1.00(c)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2011	0.836	0.868	—	—
2012	0.811	0.811	—	—
2013	0.830	0.849	—	—
2014	0.776	0.806	—	—
2015	0.737	0.723	—	—

Month ended
January 31, 2016	—	—	0.732	0.771
February 29, 2016	—	—	0.754	0.791
March 31, 2016	—	—	0.772	0.792
April 30, 2016	—	—	0.774	0.809
May 31, 2016	—	—	0.759	0.792
June 30, 2016	—	—	0.765	0.834
Period ended July 21, 2016	—	—	0.833	0.858

U.K. pounds sterling per U.S.$1.00(d)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2011	0.645	0.624	—	—
2012	0.615	0.628	—	—
2013	0.603	0.639	—	—
2014	0.642	0.607	—	—
2015	0.678	0.656	—	—

Month ended
January 31, 2016	—	—	0.681	0.706
February 29, 2016	—	—	0.686	0.721
March 31, 2016	—	—	0.689	0.717
April 30, 2016	—	—	0.684	0.710
May 31, 2016	—	—	0.681	0.696
June 30, 2016	—	—	0.676	0.757
Period ended July 21, 2016	—	—	0.750	0.774

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg/Reuters.
(d)	Based on the Federal Reserve Rate for U.K. pound sterling.

As of July 21, 2016, the exchange rate between the U.S. dollar and the euro was €1.00 = $1.102, or $1.00 = €0.908; the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00 = €1.200, or €1.00 = U.K. £0.833; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00 = $1.322, or $1.00 = U.K. £0.757. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year Ended March 31,
Operating Data:	2016	2015	2014	2013	2012
Operating Margin	22%	18%	13%	15%	14%
Break-even Load Factor	72%	72%	72%	70%	70%
Avg. Booked Passenger Fare (€)	46.67	47.05	46.40	48.20	45.36
Ancillary Rev. per Booked Passenger (€)	14.74	15.39	15.27	13.43	11.69
Cost Per Booked Passenger (€)	47.69	50.92	53.61	52.56	48.90
Avg. Fuel Cost per U.S. Gallon (€)	2.21	2.34	2.45	2.38	2.07

	Fiscal Year Ended March 31,
Other Data:	2016	2015	2014	2013	2012
Revenue Passengers Booked	106,431,130	90,555,521	81,668,285	79,256,253	75,814,551
Booked Passenger Load Factor	93%	88%	83%	82%	82%
Average Sector Length (miles)	762	776	788	754	771
Sectors Flown	609,501	545,034	524,765	512,765	489,759
Number of Airports Served at Period End	200	189	186	167	159
Average Daily Flight Hour Utilization (hours)	9.36	9.03	8.81	8.24	8.47
Staff at Period End	11,458	9,394	8,992	9,137	8,388
Staff per Aircraft at Period End	34	31	30	30	30
Booked Passengers per Staff at Period End	9,289	9,640	9,082	8,674	9,038

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Availability Affect the Company’s Results. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. While oil prices increased substantially in fiscal years 2012, 2013 and 2014, they declined significantly in the second half of fiscal 2015 and in fiscal 2016 remained at lower levels. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. As of July 21, 2016, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 95% of its estimated requirements for the fiscal year ending March 31, 2017 at prices equivalent to approximately $622 per metric ton. In addition, as of July 21, 2016, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 55% of its estimated requirements for the fiscal year ending March 31, 2018 at prices equivalent to approximately $496 per metric ton. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of the recent volatility in the relevant currency and commodity markets. Any further movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any further strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro. As of July 21, 2016, Ryanair had hedged approximately 95% of its forecasted fuel-related dollar purchases against the euro at a rate of approximately $1.18 per euro for the fiscal year ending March 31, 2017 and approximately 77% of its forecasted fuel related dollar purchases against the euro at a rate of approximately $1.12 per euro for the fiscal year ending March 31, 2018.

No assurances whatsoever can be given about trends in fuel prices. Average fuel prices for future years may be significantly higher than current prices. As of July 21, 2016, management estimated that every $10 movement in the price of a metric ton of jet fuel will impact Ryanair’s costs by approximately €1.4 million, taking into account Ryanair’s hedging program for the 2017 fiscal year. However, there can be no assurance in this regard, and the impact of fuel prices on Ryanair’s operating results may be more or less pronounced. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as Ryanair’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. The expansion of Ryanair’s fleet from September 2014 onwards has resulted and will likely continue to result in an increase in Ryanair’s aggregate fuel consumption.

Additionally, ongoing declines in the price of oil may expose Ryanair to some risk of hedging losses that could lead to negative effects on Ryanair’s financial condition and/or results of operations. Also, a rapid decline in the projected price of fuel at a time when we have fuel hedging contracts in place could adversely impact Ryanair’s short-term liquidity, because hedge counterparties could require that we post collateral in the form of cash or letters of credit.

Ryanair Has Seasonally Grounded Aircraft. In recent years, in response to high fuel prices, typically lower winter traffic and yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March). In the winter of fiscal year 2016, Ryanair grounded approximately 40 aircraft (compared to 50 in fiscal 2015) and the Company intends to again ground a similar number of aircraft in fiscal 2017. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

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

Ryanair May Not Achieve All of the Expected Benefits of its Recent Strategic Initiatives. Ryanair is in the process of implementing a series of strategic initiatives under its “Always Getting Better” (“AGB”) customer experience program that are expected to have a significant impact on its business.  Among other things, these initiatives include scheduling more flights to primary airports, selling flights via corporate travel agents on global distribution systems (“GDS”), a higher marketing spend, and adjusting the airline’s yield management strategy with the goal of increasing load factors. In fiscal years 2014, 2015 and 2016, Ryanair announced a series of customer-experience related initiatives under its “AGB” customer experience program, including a new easier-to-navigate website with a fare finder facility, a mobile app, reduced penalty fees, more customer-friendly baggage allowances, 24 hour grace periods to correct minor booking errors, the introduction of allocated seating for all passengers, family, business traveler and group booking facilities, new crew uniforms, new cabin interiors, an improved inflight menu, and the introduction of additional routes. For additional information on these initiatives, see “Item 4. Information on the Company —Strategy”. Although customer reaction to the measures has so far been positive and management expects these initiatives to be accretive to the Company’s results over time, no assurance can be given that the financial impact of the initiatives will be positive, particularly in the short to medium term. In particular, certain of the strategic initiatives may have the effect of increasing certain of the Company’s costs (including airport fees and marketing expenses) while reducing ancillary revenues previously earned from website sales and from various penalty fees and charges. Although the Company expects that revenues from allocated seating will offset the reduction in ancillary revenues, there can be no assurance that this will occur. Factors beyond Ryanair’s control, including but not limited to customer acceptance, competitive reactions, market and economic conditions and other challenges described in this report could limit Ryanair’s ability to achieve some or all of the expected benefits of these initiatives. A relatively minor shortfall from expected revenue levels (or increase in expected costs) could have a material adverse effect on the Company’s growth or financial performance.

Currency Fluctuations Affect the Company’s Results. Although the Company is headquartered in Ireland, a significant portion of its operations are conducted in the U.K. Consequently, the Company has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance, and some maintenance obligations are denominated in U.S. dollars. The Company’s operations and financial performance can therefore be significantly affected by fluctuations in the values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly vulnerable to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and substantially none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and the U.K. pound sterling, hedging activities cannot be expected to eliminate currency risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The “Brexit” Referendum and the resulting uncertainty about the status of the U.K. could adversely affect our business. In a referendum held on June 23, 2016 in the U.K. (the “Referendum”), a majority voted in favor of the U.K. leaving the EU (“Brexit”). The Referendum was non-binding and the U.K. government has yet to make the declaration required by Article 50 of the Lisbon Treaty necessary in order to begin the process by which the U.K. would leave the EU. If such a notification is made, negotiations would commence to determine the future terms of the U.K.’s relationship with the EU. This would include the renegotiation, either during a transitional period or more permanently, of a number of arrangements between the EU and the U.K. that directly impact our business. These arrangements include, inter alia, freedom of movement between the U.K. and the EU, employment rules governing the relationship between the U.K. and the EU, the status of the U.K. in relation to the EU’s open aviation market and the tax status of EU member state entities operating in the U.K.  Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially materially impact on Ryanair’s financial condition and results of operations in the U.K. or other markets Ryanair serves.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 28% of revenue in fiscal 2016 came from operations in the U.K., although this was offset somewhat by 21% of our non-fuel costs in fiscal 2016 which were related to operations in the U.K.

Brexit could also present Ryanair with a number of potential regulatory challenges. Brexit could lead to potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. It could also require special efforts to ensure our continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in EU member states be majority-owned and effectively controlled by EU nationals. If U.K. holders of the Company’s shares are no longer designated as EU nationals, the Board of Directors may have to take action to ensure continuing compliance with EU Regulation No. 1008/2008. For additional information, please see “Item 3 – Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”.

The Referendum has also caused, and Brexit may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as creating significant uncertainty among U.K. businesses and investors. In particular, the pound sterling has lost approximately over 10% of its value against the U.S. Dollar and the euro since the Referendum, and The Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K. We earn a significant portion of our revenues in pounds sterling, and any significant decline in the value of the pound and/or recession in the U.K. would materially impact our financial condition and results of operations.  For the remainder of fiscal 2017, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the EUR/GBP exchange rate will impact income by approximately €8 million. For additional information, please see “Item 3 – Currency Fluctuations Affect the Company’s Results”.

The Company May Not Be Successful in Increasing Fares to Cover Rising Business Costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company will expect increased marketing and advertising costs along with higher airport charges due to the increasing number of primary airports to which it operates. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair’s results. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Availability Affect the Company’s Results” above.

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Lübeck, Klagenfurt, Paris (Beauvais), La Rochelle, Carcassonne, Cagliari, Girona and Reus and Târgu Mures airports. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are expected to be completed in late 2016, with the European Commission’s decisions being appealable to the EU General Court. Between 2010 and 2014, investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Frankfurt (Hahn), Alghero and Stockholm (Västerås) airports concluded with findings that these agreements contained no state aid.  In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10.4 million of alleged state aid.  Ryanair has appealed to the EU General Court these five “aid” decisions. These appeal proceedings are expected to take between two and four years.  In addition to the European Commission investigations, Ryanair is facing allegations that it has benefited from unlawful state aid in national court cases in relation to its arrangements with Frankfurt (Hahn) and Lübeck airports. Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

On July 25, 2012, the European Commission decided that Ryanair, along with Aer Lingus Group plc (“Aer Lingus”) and Aer Arann, had been in receipt of unlawful state aid from the Irish government as a result of being an identified beneficiary of the two-tier air travel tax in place for flights departing from Irish airports between March 2009 and March 2011.  Ryanair was the original complainant to the European Commission, alleging that the air travel tax favored Aer Arann and Aer Lingus.  Ryanair appealed the decision of the European Commission to the EU General Court on November 14, 2012.  On February 5, 2015, the EU General Court partially annulled the European Commission’s 2012 decision and held that the actual quantum of aid depended on the extent of pass-through of the “tax reduction” to passengers. Both Ryanair and the Commission have appealed the EU General Court’s decision to the European Court of Justice. In addition, Ryanair has submitted a response to the European Commission’s appeal, in support of certain findings of the EU General Court.  The European Court of Justice will issue its judgment in late 2016.  On the basis of the European Commission’s 2012 decision, the Irish State was obliged to recover the alleged unlawful state aid from Ryanair before the Irish courts, and initiated its claim in April 2013.  The Irish State was seeking approximately €12 million plus interest from Ryanair in those proceedings.  Following the EU General Court’s partial annulment of the European Commission’s decision, Ryanair applied for the Government’s claim to be struck out. In April 2015, both the Irish State’s case and Ryanair’s application to have it struck out were stayed pending the outcome of the appeal to the European Court of Justice. Ryanair’s proceedings, initiated in July 2012, before the Irish courts (for recovery of the entire amount of the air travel tax paid during the period March 2009 – March 2011 on the basis of the two-tier nature of the tax being unlawful under EU law) are pending.

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

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had over 350 aircraft in its principal fleet by June 30, 2016 and has ordered an additional 315 new aircraft (a mix of new Boeing 737-800 next generation aircraft and 737-MAX-200 aircraft, of which 100 are firm orders and 100 are subject to option) for delivery post June 30, 2016 to fiscal 2024 pursuant to contracts with the Boeing Company (the “2013 Boeing Contract” and “2014 Boeing Contract”).  Ryanair expects to have approximately 546 operating aircraft in its fleet by March 31, 2024, depending on the level of lease returns/disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

As a result of the 2013 Boeing Contract and 2014 Boeing Contract, the Company has raised and expects to continue to raise substantial debt financing to cover all of the expected aircraft deliveries over the period from September 2014 to November 2023, including Ryanair’s issuance of €850.0 million in 1.875% unsecured Eurobonds with a 7 year tenor in June 2014 and issuance of €850.0 million in 1.125% unsecured Eurobonds with an 8 year tenor in March 2015 that are both guaranteed by Ryanair Holdings. Furthermore, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions.  Any failure by Ryanair to comply with such conditions would have a material adverse effect on its operations and financial condition. Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets.

Using the debt capital markets to finance the Company and the 2013 and 2014 Boeing Contracts requires the Company to retain its investment grade credit ratings (the Company has a BBB+ (stable) credit rating from S&P and a BBB+ (stable) credit rating from Fitch Ratings). There is a risk that the Company will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for Ryanair.

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The Company’s Growth May Expose it to Risks.  Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 180.0 million passengers per annum by March 31, 2024, an increase of approximately 69% from the approximately 106.4 million passengers booked in the 2016 fiscal year. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

The continued expansion of Ryanair’s fleet and operations combined with other factors, may also strain existing management resources and related operational, financial, management information and information technology systems. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair’s ability to achieve its growth plans and sustain or increase its profitability.

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

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For example, in July 2012, the Spanish government increased airport taxes at the two largest airports, Barcelona and Madrid, by over 100%, while smaller increases were implemented at other Spanish airports. As a result, Ryanair cancelled routes and reduced capacity on remaining routes from Madrid and Barcelona in response to the Spanish government’s decision to double airport taxes at the two airports.  The Italian government has recently increased the municipal taxes in Italy by €2.50. As a result, Ryanair was forced to close two Italian bases. From June 2016, the Norwegian government introduced a passenger travel tax of NOK80 (approximately €8.50) which resulted in Ryanair announcing the closure of its Oslo Rygge base with effect from late October 2016. For additional information, see “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports”.

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, Ryanair’s profitability and its seasonal grounding policy, may make it difficult for Ryanair to avoid increases to salary levels and productivity payments. Consequently, there can be no assurance that Ryanair’s existing employee compensation arrangements will not be subject to change or modification at any time. These steps may lead to deterioration in labor relations in Ryanair and could impact Ryanair’s business or results. Ryanair also operates in certain jurisdictions with above average payroll taxes and employee-related social insurance costs, which could have an impact on the availability and cost of employees in these jurisdictions. Ryanair’s crew in continental Europe (with the exception of the U.K.) generally operate on Irish contracts of employment as they are required to do so under Irish tax law on the basis that those crew work mainly on Irish Territory, (i.e., on-board Irish Registered Aircraft). A number of challenges have been initiated by government agencies in a number of countries to the applicability of Irish labor law to these contracts, and if Ryanair were forced to concede that Irish jurisdiction did not apply to those crew who operate from continental Europe then it could lead to increased salary, social insurance and pension costs and a potential loss of flexibility. In relation to social insurance costs, the European Parliament implemented amendments to Regulation (EC) 883/2004 which, in the majority of jurisdictions, imposes substantial social insurance contribution increases for either or both Ryanair and the individual employees. While this change to social insurance contributions relates primarily to new employees, its effect in the long term may materially increase Company or employee social insurance contributions and could affect Ryanair’s decision to operate from those high cost locations, resulting in redundancies and a consequent deterioration in labor relations.   For additional details see — “Change in EU Regulations in Relation to Employers and Employee Social Insurance Could Increase Costs” below.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots and cabin crew, regarding pay, work practices, and conditions of employment, through collective-bargaining units called Employee Representative Committees (“ERC”). Following negotiations through this ERC system, pilots at all of Ryanair’s 84 bases are covered by four, five or six year collective agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2017 and 2021. Cabin crew at all of Ryanair’s bases are also party to long term collective agreements on pay, allowances and rosters, which expire in March 2021. Limitations on Ryanair’s flexibility in dealing with its employees or the altering of the public’s perception of Ryanair generally could have a material adverse effect on Ryanair’s business, operating results, and financial condition. For additional details, see “Item 6. Directors, Senior Management and Employees—Staff and Labor Relations.”

The Company is Dependent on External Service Providers. Ryanair currently assigns its engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency (“Part 145”). The Company also assigns its passenger, aircraft and ground handling services at airports other than Dublin and certain airports in Spain (including the Canary Islands) and Portugal to established external service providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations—Airport Handling Services.”

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

The Company is Dependent on Key Personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the CEO, and key financial, commercial, operating, IT and maintenance personnel.  In October 2014, Mr. O’Leary signed a five year contract with the Company. This contract can be terminated by either party giving twelve months’ notice. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment and Bonus Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively, both independently and as a group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities. Ryanair’s flight reservations are made through its website, mobile app and GDSs. Ryanair has established contingency programs which include hosting its website in three separate locations and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems, which, in turn, could have a material adverse effect on Ryanair’s operating results or financial condition.

Since October 1, 2009, all Ryanair passengers have been required to use Internet check-in. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings by reducing passenger airfares. Ryanair has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect Ryanair’s results of operations and financial condition.

The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. Ryanair is currently involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, The Netherlands, France, Spain, Italy and Switzerland. Ryanair’s objective is to prevent any unauthorized use of its website. Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan), Amadeus and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional and corporate travel agencies. Ryanair has received favorable rulings in Ireland and The Netherlands, and unfavorable rulings in Germany, Spain, France and Italy, in its actions against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial condition.

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

Change in EU Regulations in Relation to Employers and Employee Social Insurance Could Increase Costs. The European Parliament passed legislation governing the payment of employee and employer social insurance costs in May 2012. The legislation was introduced in late June 2012. The legislation governs the country in which employees and employers must pay social insurance costs. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment is governed, which is either the U.K. or Ireland. Under the terms of this new legislation, employees and employers must pay social insurance in the country where the employee is based. The legislation includes grandfathering rights which means that existing employees (i.e. those employed prior to the introduction of the new legislation in June 2012) should be exempt from the effects of this legislation for a period of 10 years up until 2022. However, both new and existing employees who transfer from their present base location to a new base in another EU country may be impacted by the new rules in relation to employee and employer contributions. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions. Ryanair estimates that the change in legislation will have an adverse impact over time in the majority of jurisdictions in which Ryanair currently operates from.

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

Risks Associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the ongoing uncertainty arising from the Eurozone debt crisis, in 2012 there was widespread speculation regarding the future of the Eurozone, including with regard to Ireland. To date, there have been no exits from the Eurozone. Although the economic environment in Ireland has considerably improved, there is still a risk of contagion spreading to the weaker Eurozone members. Greece in particular is a potential risk as negotiations around the final restructuring of their existing debt program continue. As many international banks no longer have material exposure to Greek bonds or Greek banks, the risk of contagion in the banking system as a result of Greek default is now considered to be low but should not be totally discounted. In addition, following a Referendum on June 23, 2016, a majority of the U.K. population voted to leave the EU. The immediate impact of the vote was that the U.K. pound sterling weakened significantly against the euro. Ryanair predominantly operates to/from countries within the Eurozone and has significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however these risk management measures may be insufficient.

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

Recession, austerity and uncertainty in connection with the euro could also mean that Ryanair is unable to grow. The recent European recession, austerity measures still in effect in several European countries and social and political instability associated with the influx of refugees related to the wars in Syria and Afghanistan could mean that Ryanair may be unable to expand its operations due to lack of demand for air travel.

Risks Related to the Airline Industry

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions: A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the uncertainty relating to the Eurozone and in the U.K. following Brexit, high unemployment rates, constrained credit markets and increased business operating costs could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary environment, combined with austerity measures by European governments and increased Brexit-related uncertainty in the U.K., will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse impact on its financial results.

Brexit and the resulting uncertainty could adversely affect our business. In a referendum held on June 23, 2016 in the U.K. (the “Referendum”), a majority voted in favor of the U.K. leaving the EU (“Brexit”). The Referendum was non-binding and the U.K. government has yet to make the declaration required by Article 50 of the Lisbon Treaty necessary in order to begin the process by which the U.K. would leave the EU. If such a notification is made, negotiations would commence to determine the future terms of the U.K.’s relationship with the EU. This would include the renegotiation, either during a transitional period or more permanently, of a number of arrangements between the EU and the U.K. that directly impact our business. These arrangements include, inter alia, freedom of movement between the U.K. and the EU, employment rules governing the relationship between the U.K. and the EU, the status of the U.K. in relation to the EU’s open aviation market and the tax status of EU member state entities operating in the U.K.  Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially materially impact on Ryanair’s financial condition and results of operations in the U.K. or other markets Ryanair serves.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 28% of revenue in fiscal 2016 came from operations in the U.K. although this was offset somewhat by 21% of our non-fuel costs in fiscal 2016 which were related to operations in the U.K.

Brexit could also present Ryanair with a number of potential regulatory challenges. Brexit could lead to potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. It could also require special efforts to ensure our continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in EU member states be majority-owned and effectively controlled by EU nationals. If U.K. holders of the Company’s shares are no longer designated as EU nationals, the Board of Directors may have to take action to ensure continuing compliance with EU Regulation No. 1008/2008. For additional information, please see “Item 3 – Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”.

The Referendum has also caused, and Brexit may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as creating significant uncertainty among U.K. businesses and investors. In particular, the pound sterling has lost approximately over 10% of its value against the U.S. Dollar and the euro since the Referendum, and The Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K. We earn a significant portion of our revenues in pounds sterling, and any significant decline in the value of the pound and/or recession in the U.K. would materially impact our financial condition and results of operations.  For the remainder of fiscal 2017, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the EUR/GBP exchange rate will impact income by approximately €8 million.  For additional information, please see “Item 3 – Currency Fluctuations Affect the Company’s Results”.

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (“APD”) of £13 per passenger. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007, £11 in 2009, £12 in 2010 and subsequently to £13 in April 2012.  The increase in this tax has had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. On December 3, 2014, the U.K. government announced that it was reducing APD for children under the age of 12 years from May 1, 2015. It was also announced that this reduction of APD would be extended to persons under the age of 16 years from March 1, 2016. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights (withdrawn with effect from July 1, 2009). On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers but subsequently reduced it to €3 on March 30, 2011. On April 1, 2014 the tax imposed by the Irish government was abolished. In Germany, the government introduced an air passenger tax of €8 in January 2011 which was subsequently reduced to €7.50 in January 2012. In Austria, the government also introduced an ecological air travel levy of €8 in January 2011. The Moroccan government has also introduced a similar tax (equivalent to approximately €9) from April 2014. The Italian government has recently increased the municipal taxes in Italy by €2.50 to €9 (€10 at Rome). From June 2016, the Norwegian government introduced a passenger travel tax of NOK80 (equivalent to approximately €8.50) which resulted in Ryanair announcing the closure of its Oslo Rygge base with effect from late October 2016.

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

Terrorism in Europe, the United States or Elsewhere Could Have a Material Detrimental Effect on the Company. As a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic could have a material adverse effect on the Company’s profitability or financial condition. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. As a consequence, future terrorist attacks in Europe, the U.S. or elsewhere, any significant military actions by the United States or EU nations, or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair’s business, operating results, and financial condition.

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been cancelled or delayed more than 3 hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause for the cancellation or delay, i.e. whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or cancelled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been broadening the definition of the term “extraordinary circumstances” thus allowing increased consumer claims for compensation. In September 2015, the European Court of Justice, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. See “—Risks Related to the Airline Industry—Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

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

Under the terms of Regulation (EC) No. 261/2004, described above, in addition to the payment of compensation, Ryanair has certain duties to passengers whose flights are cancelled. In particular, Ryanair is required to reimburse passengers who have had their flights cancelled for certain reasonable, documented expenses – primarily for accommodation and food.   Passengers must also be given a re-routing option if their flight is delayed over three hours or if it is cancelled.  Such re-routing options are not limited to Ryanair flights and other carriers must be considered if no suitable Ryanair flight can be sourced.  If a passenger elects for a refund, Ryanair’s reimbursement and re-routing obligations cease.

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

Any Significant Outbreak of any Airborne Disease Could Significantly Damage Ryanair’s Business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of MERS, SARS, foot-and-mouth disease, avian flu and swine flu have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. If it spreads to Europe, the present outbreak of the Zika Virus may have similar consequences. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse impact on the Company. A severe outbreak of swine flu, MERS, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease also may result in European or national authorities imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations.

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. Ryanair has an excellent 31 year safety record. In past years, however, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities)

could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair, and could have a material adverse effect on Ryanair’s financial condition and results of operations.

The Company Faces the Risk of Loss and Liability. Ryanair has an excellent 31 year safety record; however, it is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence that are consistent with industry standards.

Ryanair currently believes its insurance coverage is adequate (although not comprehensive). However, there can be no assurance that the amount of insurance coverage will not need to be increased, that insurance premiums will not increase significantly, or that Ryanair will not be forced to bear substantial losses from any accidents not covered by its insurance. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See “Terrorism in Europe, the United States or Elsewhere Could Have a Material Detrimental Effect on the Company.” above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company’s results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could lead to the public perception that Ryanair’s aircraft were less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair’s business.

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 41% of total operating expenses in the 2016 fiscal year, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Availability Affect the Company’s Results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “Risks Related to the Company—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) has required a number of such procedures with regard to Boeing 737-800 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pitot system heating, fuel tank boost pump electrical arcing protection, and the European Commission’s Datalink mandate. Ryanair’s policy is to implement any such required procedures in accordance with FAA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

As of June 30, 2016, EU nationals owned at least 53.6% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only occasionally declared special dividends on both its Ordinary Shares and ADRs. The directors of the Company declared on May 21, 2012 that Ryanair Holdings intended to pay a special dividend of €0.34 per ordinary share (approximately €492 million) and following shareholder approval at the annual general meeting on September 21, 2012 this special dividend was paid on November 30, 2012.  In June 2013, the Company detailed plans to return up to €1 billion to shareholders over the following next two years. The Company completed €481.7 million in share buy-backs in the fiscal year 2014 (including just over 6.0 million ADR buy-backs) and €112.0 million in share buy-backs in the fiscal year 2015. The Company had indicated on May 19, 2014 that it planned to pay a special dividend of up to approximately €520 million in the fourth quarter of fiscal year 2015, and following shareholder approval at its annual general meeting on September 25, 2014, this special dividend was paid on February 27, 2015. In February 2015, Ryanair commenced a €400 million ordinary share buy-back program which was completed between February and August 2015. In September, 2015 the Company announced a B share scheme of €398 million to return the proceeds from the sale of its shares in Aer Lingus to shareholders. Additionally, the Company announced an €800 million share buy-back program (including an ADR buy-back) in February 2016. At March 31, 2016 the Company had bought back approximately €418.1 million under this program. Following the June 23, 2016 Referendum vote by the U.K. to leave the EU, Ryanair announced that it had increased the size of its buy-back program to the 5% buy-back limit approved by the shareholders at the Company’s 2015 Annual General Meeting. Under this increased share buy-back program, the Company purchased just over 65 million shares at a total cost of approximately €886 million. On July 1, 2016, the Board confirmed that it will hold an Extraordinary General Meeting (“EGM”) on July 27, 2016 to seek approval from shareholders to grant the Board of the Company the discretion to engage in further share buy-backs, should they decide that it is in the best interests of shareholders, over the next fifteen months. While there is no plan to engage in further planned buy-backs (i.e. a VWAP program) during the remainder of 2016, the Board is seeking the flexibility and discretion to do so, if there is further market volatility such as that witnessed in the aftermath of the U.K. referendum vote. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Increased Costs for Possible Future ADR and Share Repurchases. In April 2012, the Company held an EGM to authorize the directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ Stock Market (“NASDAQ”).  Up until April 2012, shareholders had only authorized the directors to repurchase Ordinary Shares. As the ADRs have historically traded at a premium of 15% to 20% compared to Ordinary Shares, this may result in increased costs in performing share buy-backs in the future. In fiscal 2016, the Company bought back 53.7 million Ordinary Shares for cancellation, as part of its overall share buy-back. On June 20, 2013, the Company detailed plans to return up to €1 billion to shareholders over the following two years. The Company completed €481.7 million in share buy-backs in the fiscal year 2014 and €112.0 million in fiscal year 2015. On May 19, 2014, the Company had indicated that it planned to pay a special dividend of up to approximately €520 million in the fourth quarter of fiscal year 2015, and following shareholder approval at its annual general meeting on September 25, 2014, this special dividend was paid on February 27, 2015. In February 2015, Ryanair commenced a €400 million ordinary share buy-back program, which was completed between February and August 2015. Additionally, the Company announced an €800 million share buy-back program (including an ADR buy-back) in February 2016. At March 31, 2016 the Company had bought back approximately €418.1 million under this program. Following the June 23, 2016 Referendum vote by the U.K. to leave the EU, Ryanair announced that it had increased the size of its buy-back program to the 5% buy-back limit approved by the shareholders at the Company’s 2015 Annual General Meeting. Under this increased share buy-back program, the Company purchased just over 65 million shares at a total cost of approximately €886 million. On July 1, 2016, the Board confirmed that it will hold an EGM on July 27, 2016 to seek approval from shareholders to grant the Board of the Company the discretion to engage in further share buy-backs, should they decide that it is in the best interests of shareholders, over the next fifteen months. While there is no plan to engage in in further planned buy-backs (i.e. a VWAP program) during the remainder of 2016, the Board is seeking the flexibility and discretion to do so, if there is further market volatility such as was witnessed in the aftermath of the U.K. Referendum vote.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates an ultra-low fare, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, Morocco and Israel. Incorporated on November 28, 1984, Ryanair Limited began to introduce a low-fares operating model in Europe under a new management team in the early 1990s. See “Item 5. Operating and

Financial Review and Prospects—History.” As of June 30, 2016, Ryanair had a principal fleet of over 350 Boeing 737-800 aircraft and offered over 2,000 scheduled short-haul flights per day serving approximately 200 airports largely throughout Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €1,559.1 million in the 2016 fiscal year, as compared to a profit on ordinary activities after taxation of €866.7 million in the 2015 fiscal year. This increase of approximately 80% was primarily attributable to an increase in revenues of approximately 16% from €5,654.0 million to €6,535.8 million partially offset by an approximately 10% increase in operating expenses from €4,611.1 million to €5,075.7 million. Also, the Company disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in a gain of €317.5 million primarily due to the reclassification of unrealised gains from other comprehensive income and reserves to the income statement. Ryanair generated an average booked passenger load factor of approximately 93% in fiscal 2016, compared to 88% in fiscal 2015, and average booked passenger fare of €46.67 per passenger in the 2016 fiscal year, down from €47.05 in the prior fiscal year. The Company has focused on maintaining low operating costs (€47.69 per passenger in the 2016 fiscal year, a decrease from €50.92 in fiscal 2015).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes on which it has commenced service since 1991. For example, the number of scheduled airline passengers traveling on Ryanair routes increased from 0.7 million passengers in 1991 to 106.4 million passengers in fiscal 2016. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair capturing the largest portion of such growth on each route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair Limited, Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Chief Financial Officer (same address as above). The telephone number is +353-1-945-1212. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

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

Ryanair is implementing a series of strategic initiatives that are expected to have a significant impact on its customer service offering. Ryanair has also announced and introduced a series of customer-service related initiatives under the AGB customer experience program, including a new, easier-to-navigate website with a fare finder facility, a mobile app, reduced penalty fees, allocated seating and more customer-friendly baggage allowances and change policies. Ryanair has also introduced several important products that improve its offer to customers. Family EXTRA offers families travelling with Ryanair a set of bundled ancillary discounts and 20% off a third booking. Business PLUS offers business travelers a flexible ticket, airport fast track and priority boarding. Leisure PLUS gives customers a discounted bundle of ancillaries including a 20kg bag, priority boarding and a reserved seat. Ryanair Groups is a dedicated booking service designed for groups travelling together and this year Ryanair launched a new bonded travel service for school travel. Furthermore, these customer-service related initiatives include scheduling more flights to primary airports, selling flights via travel agents on GDS, marketing spending to support these initiatives, and adjusting the airline’s yield management strategy with the goal of increasing load factors and yield.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to primary, secondary and regional airports in and around major population centers and travel destinations. In the 2016 fiscal year, Ryanair flew an average route length of 762 miles and an average flight duration of approximately 1.8 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair’s primary strategy for controlling aircraft acquisition costs is focused on operating a single aircraft type. Ryanair currently operates only “next generation” Boeing 737-800s. Ryanair’s continuous acquisition of new Boeing 737-800s has already and is expected, through the end of fiscal 2019, to increase the size of its fleet and thus increase its aircraft equipment and related costs (on an aggregate basis). In fiscal 2019, when the Boeing 737-800 is scheduled to go out of production, Ryanair will become the launch customer for the new Boeing 737-MAX-200 aircraft, which is designed to replace the Boeing 737-800, and will purchase up to 200 of such aircraft through the end of fiscal 2024 (an agreement is in place with Boeing to purchase 100 aircraft with an option to purchase a further 100 aircraft). The purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. See “—Aircraft” below for additional information on Ryanair’s fleet.

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

Customer Service Costs. Ryanair has entered into agreements on competitive terms with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the “AGB” customer experience program, the Company has broadened its distribution base by making Ryanair’s fares available to Travelport (Galileo and Worldspan), Amadeus and Sabre at nominal cost to the Company. Direct sales via the Ryanair website and mobile app continues to be the prime generator of scheduled passenger revenues.

Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive prices. Management believes that Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable contracts with such airports for access to their facilities, although the recent change in strategy by the Company may see it access more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports also generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. In addition, since October 2009, Ryanair has required all passengers to check-in on the Internet. This requirement was instituted to reduce waiting times at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet at the time of booking or post booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See “Item 3. Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities.”

Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system, which it operates under a hosting agreement with Navitaire that was extended in 2011 and will terminate in November 2019. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. After the launch of the Internet reservation system, Ryanair heavily promoted its website through newspaper, radio and television advertising. As a result, Internet bookings grew rapidly, and have accounted for the vast majority of reservations over the past several years. In May 2012, Ryanair further upgraded the reservation system to offer more flexibility for future system enhancements and to accommodate the future growth of Ryanair. In November 2013, Ryanair re-launched its website in a new, easier to use, format that reduced the number of “clicks” to make a booking. Various other initiatives were also introduced, including a fare finder facility which enables customers to easily find the lowest fares. The new “My Ryanair” registration services, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. The Company also launched a new mobile app in July 2014, which made it simpler and easier for customers to book Ryanair flights. In May 2015, an upgraded mobile app, which is native to both Android and IOS, was launched. This upgraded app is faster, more reliable and stable than previous versions of the app and enhances the experience for customers accessing its website via mobile. The new app also offers customers the ability to add additional ancillary products on day of travel e.g. bags, priority boarding and fast track. We launched a new version of the website in October 2015 with the key features being personalization, a new myRyanair, easier booking flow, more content, faster, intuitive and fully responsive for mobile devices. Ryanair, as part of the “AGB” customer experience program, will endeavor to improve its website and mobile app through a series of ongoing upgrades.

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 31-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of a European Aviation Safety Agency (“EASA”) Part 145 approval. Ryanair currently performs heavy airframe maintenance, but contracts with other parties who perform engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including Southwest Airlines, British Airways, Air France and Alitalia.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For accommodation (hotels, villas, apartments, hostels etc.) services, Ryanair currently has a contract with Booking.com to market hotels during and after the booking process. The accommodation business went out to tender in July 2016, and a new multi-supplier solution is under development for quarter 3 fiscal 2017. Ryanair also offers airport transfers and car park services through its website and onboard its aircraft. Ryanair offers car hire services via a contract with CarTrawler, which replaced previous supplier Hertz in September 2015. Ancillary services accounted for approximately 24% of Ryanair’s total operating revenues in the 2016 fiscal year and approximately 25% of Ryanair’s total operating revenues in the 2015 fiscal year See “—Ancillary

Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2016 Compared with Fiscal Year 2015—Ancillary Revenues” for additional information.

Focused Criteria for Growth. Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe, Morocco and Israel, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) using aggressive fare promotions to increase load factors; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network (“triangulation”); (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to Market Challenges. In recent periods, and with increased effect in the 2012, 2013 and 2014 fiscal years, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding approximately 40 in fiscal 2016, 50 in fiscal 2015, 70 in fiscal 2014 and 80 in fiscal 2013) aircraft during the winter season; (ii) disposing of aircraft (lease hand backs totaled eight in fiscal 2014, none in fiscal 2015 and eleven in fiscal 2016); (iii) controlling labor and other costs, including through wage freezes for non-flight crew personnel in fiscal 2011 and fiscal 2013, selective redundancies and the introduction of Internet check-in in fiscal 2010; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “—The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.”

In recent years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March inclusive). In the winter months of fiscal 2014, fiscal 2015, and fiscal 2016 Ryanair grounded approximately 70 aircraft, 50 aircraft, and 40 respectively. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s potential to record both flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Ryanair has Seasonally Grounded Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 21, 2016, the Company offered over 2,000 scheduled short-haul flights per day serving approximately 200 airports largely throughout Europe. The following table lists Ryanair’s operating bases:

Operating Bases

Alghero	East Midlands	Milan (Bergamo)
Alicante	Edinburgh	Milan (Malpensa)
Athens	Eindhoven	Nuremburg
Baden-Baden	Faro	Palermo
Barcelona (Girona)	Fez	Palma Mallorca
Barcelona (El Prat)	Frankfurt (Hahn)	Paphos
Bari	Gdansk	Pescara
Belfast	Glasgow (Prestwick)	Pisa
Berlin	Glasgow International	Ponta Delgada
Bologna	Gothenburg	Porto
Bournemouth	Gran Canaria	Prague
Birmingham	Hamburg	Oslo (Rygge)
Bratislava	Ibiza	Rome (Ciampino)
Bremen	Kaunas	Rome (Fiumicino)
Brindisi	Krakow	Santiago
Bristol	Lamezia	Seville
Brussels (Charleroi)	Lanzarote	Shannon
Brussels (Zaventem)	Leeds Bradford	Sofia
Bucharest	Lisbon	Stockholm (Skavsta)
Budapest	Liverpool	Tenerife South
Cagliari	London (Luton)	Thessaloniki
Catania	London (Stansted)	Timisoara
Chania	Madrid	Trapani
Cologne	Malaga	Valencia
Corfu	Malta	Vilnius
Cork	Manchester	Warsaw (Modlin)
Dublin	Marrakech	Wroclaw
Dusseldorf (Weeze)	Marseilles	Zadar

See Note 17, “Analysis of operating revenues and segmental analysis,” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

Management’s objective is to schedule a sufficient number of flights per day on each of Ryanair’s routes to satisfy demand for Ryanair’s low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals; normally between approximately 6:00 a.m. and 11:30 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

As part of Ryanair’s “AGB” customer experience program Ryanair has focused on high frequency and business friendly timings between Europe’s main business centers.

During the 2016 fiscal year, Ryanair opened over 100 new routes across its network. See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great service which has recently been enhanced by Ryanair’s “AGB” customer experience program. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses topical advertising, social media, press conferences and publicity stunts. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers.

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

In May 2012, Ryanair further upgraded its reservation system in order to facilitate the continued expansion of the airline.  The upgraded system gives the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development. Under the agreement with the system provider, Navitaire, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in, security fast-track, priority boarding service and limited reserved seating since January 2012 (with fully allocated seating introduced in February 2014 as part of the “AGB” customer experience program). Since October 2009, Ryanair has required Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. In April 2014, the Company entered into an agreement with Travelport which operates the Galileo and Worldspan GDS. In October 2014, the Company entered into an agreement with Amadeus and an agreement was also concluded with Sabre in May 2015 (collectively “GDSs”). The Company’s fares (except for the three lowest fare categories) will be distributed on the GDSs systems. Ryanair has negotiated an attractive per segment price and expects to sell tickets via travel agents at no commission to a mix of largely business/corporate travelers. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Aircraft

As of June 30, 2016, Ryanair had a principal fleet of over 350 Boeing 737-800 aircraft. The principal fleet was composed of Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 341 Boeing 737-800s at March 31, 2016. The Company expects to have an operating fleet comprising approximately 546 Boeing 737s at March 31, 2024 depending on the level of lease returns/disposals. This operating fleet will comprise a mix of Boeing 737-800s and Boeing 737-MAX-200 aircraft. The 737-MAX-200 aircraft, which will start being delivered during fiscal 2020, will have 197 seats.

Between March 1999 and March 2016, Ryanair took delivery of 400 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing and disposed of 60 such aircraft, including 34 lease handbacks.

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

The Boeing 737-MAX-200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight more than Ryanair’s existing 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-MAX-200 series aircraft is approximately US$102 million and the basic price will be increased for certain "buyer-furnished" equipment, amounting to approximately US$1.6 million per new aircraft, which Ryanair has asked Boeing to purchase and install on each of the new aircraft. In addition, an “Escalation Factor” will be applied to the basic price to reflect increases in the Employment Cost Index and Producer Price Index between the time the basic price was set in the 2014 Boeing Contract and the planned month of delivery of any such new aircraft.

Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. These will take the form of credit memoranda to Ryanair for the amount of such concessions, which Ryanair may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the new aircraft. Boeing and CFMI (the manufacturer of the engines to be fitted on the New Aircraft) have also agreed to provide Ryanair with certain allowances for promotional and other activities, as well as providing certain other goods and services to Ryanair on concessionary terms. Those credit memoranda and promotional allowances will effectively reduce the price of each new aircraft payable by Ryanair. As a result, the "effective price" (the purchase price of the New Aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft due for delivery from August 2019.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which Ryanair currently leases 43 of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The Boeing 737-800s are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-MAX-200 CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%.

The Boeing 737-MAX-200 aircraft could impact the Company insofar as the residual value of its Boeing 737-800 aircraft could be reduced when it enters production, currently expected to be in August 2019.

At March 31, 2016, the average aircraft age of the Company’s Boeing 737-800 fleet was 6 years.

Training and Regulatory Compliance

Ryanair currently owns and operates eight Boeing 737-800 full flight simulators for pilot training, the first of which was delivered in 2002. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). The second simulator was delivered in 2004, while the third and fourth simulators were delivered in the 2008 fiscal year. In September 2006, Ryanair entered into a new contract with CAE to purchase B737NG Level B flight simulators. Two such simulators were delivered in the 2009 fiscal year. In December 2014, Ryanair entered into a new contract with CAE to purchase B737NG Level D flight simulators, two of which were delivered in fiscal 2016. Ryanair has also purchased 3 new state of the art fixed base simulators from Multi Pilot Simulations (“MPS”) which will be used for pilot assessments and pilot training.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2016 Compared with Fiscal Year 2015—Ancillary Revenues” for additional information.

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

Ryanair primarily markets accommodation services and travel insurance through its website. For hotel and accommodation services, Ryanair currently has a contract with Booking.com to market hotels during and after the booking process and Ryanair receives a commission on these sales. The accommodation business went out to tender in July 2016, and a new multi-supplier solution is under development for quarter 3, fiscal 2017. Ryanair offers car hire services via a contract with CarTrawler, which replaced previous supplier Hertz in September 2015.

Ryanair also sells some bus and rail tickets onboard its aircraft and through its website. In addition, Ryanair markets car parking, attractions and activities on its website, with the latter having gone on sale in-flight in spring 2012.

Ryanair sells gift vouchers on its website, which are redeemable online. In May 2009, Ryanair started to offer its passengers the possibility of receiving an SMS (text message) when booking, at a modest fee, to inform them of their flight confirmation details.

In fiscal year 2012, Ryanair rolled out handheld Electronic Point of Sale (“EPOS”) devices across its route network. These EPOS devices replaced manual and paper based systems on-board the aircraft. The EPOS device enables cabin crew to sell and record their on-board sales transactions more efficiently and generate vastly improved management sales reporting. The EPOS device also issues bus and rail tickets and tickets for tourist attractions. A new version of the EPOS device was rolled out in the summer of 2015.

In fiscal year 2011, Ryanair began offering reserved seating in eighteen extra legroom seats on each aircraft for a fee on certain routes and this feature was rolled out to all routes in fiscal year 2012. In February 2014, Ryanair introduced fully allocated seating on each of its flights.  Passengers can, for a modest premium, reserve seats at the front of the aircraft and at the overwing exits.  All other seats can be reserved for a lower fee. In the event a passenger does not wish to purchase an allocated seat, a random seat will be allocated during the booking process.

In November 2013, the Company launched a new website which reduced the number of clicks to make a booking. At the same time, the Company reduced the exposure of certain other ancillary products during the booking process on the website which had a negative impact on sales along with a reduction of certain penalty fees and charges at airports.  The Company anticipates that the reduction in revenues arising from these changes will be offset by the increased revenues arising from allocated seating and, over time, enhanced selling opportunities that will arise from the digital personalization of offers to our customers via the new website and mobile app launched in October 2015, such as through the introduction of fast-track and priority boarding. See “Item 3 Key Information—Risk Factors—Risks related to the Company—Ryanair May Not Achieve All of the Expected Benefits of its Recent Strategic Initiatives”.

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel, and maintain its aircraft in accordance with EASA Regulations and European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of maintenance, training or quality control.

Ryanair’s quality assurance department deals with oversight of all maintenance activities in accordance with EASA Part 145. EASA, which established Part 145, came into being on September 28, 2003; through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities” below.

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick), Bremen, Kaunas and Frankfurt (Hahn) facilities. Since December 2003, Ryanair has operated a hangar facility at its base at Glasgow (Prestwick) in Scotland, where both A-checks and C-checks are performed on the fleet of Boeing 737-800 aircraft. The facility performs up to four C-checks per week and Ryanair opened a new C-check hangar facility in Kaunas, Lithuania in January 2013 where it carries out between one and two light C-checks per week, enabling Ryanair to perform all of the heavy maintenance that is currently required on its Boeing 737-800 fleet in-house. In January 2014, Ryanair opened another single bay hangar facility in Kaunas.

Ryanair opened a five-bay hangar and stores facility at its London (Stansted) airport base in October 2008 to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates four flight simulator devices, together with a cabin crew trainer and associated training rooms. Ryanair has completed the building of a separate training facility adjacent to the hangar to accommodate a full size 737NG training aircraft to allow for cabin crew and engineering training. Ryanair carries out A-checks and line maintenance in its single-bay aircraft hangar facility in Bremen. Ryanair has also entered into a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport and has taken acceptance of a two-bay hangar and stores facility that also incorporates a two-bay simulator-training center. This facility was completed in January 2011 and allows Ryanair to carry out additional line maintenance including A-checks. Ryanair completed the construction of a single bay hangar in Bergamo, Italy in June 2016 which will be used for line maintenance activities and A-checks.

Maintenance and repair services that may become necessary while an aircraft is located at some of the other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

As noted above, Ryanair currently has sufficient capacity to be able to carry out all of the routine maintenance work required on its Boeing 737-800 fleet itself. Ryanair opened a new three-bay maintenance hangar at Glasgow (Prestwick) airport in winter 2010 to accommodate the additional maintenance requirements arising from its expanding and aging fleet and opened a new C-check facility in Kaunas in January 2013 to handle the increased C-check requirements driven by fleet expansion.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services pursuant to a 10-year agreement with an option for a 10-year extension, which was signed in 2004 and subsequently extended for three years to November 30, 2017. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to the first 155 of Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or were scheduled to be delivered over the period through November 2012. Due to the fact that engines on recently delivered aircraft will not require a scheduled engine overhaul prior to the expiry of the current contract with GE, Ryanair has decided, at this time, not to take up its option to have engines delivered with aircraft after October 2010 covered by this contract. General Electric Engine Services mainly uses its EASA Part 145-approved repair facility in Cardiff, Wales for this work, but also uses its EASA Part 145-approved facility in Celma, Brazil. By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a EASA Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

Ryanair expects to be dependent on external service contractors, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facilities at Dublin, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Kaunas, Bremen and Bergamo. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 31-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has a safety committee to review and discuss air safety and related issues. Mike O’Brien, a Company director, is the joint chairman of this committee, (along with the Airlines Accountable Manager for Safety, Neil Sorahan), and reports to the Board of Directors.

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

All of the Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height). The Boeing 737-MAX-200, scheduled for delivery in 2019, will include flight deck enhancements derived from Ryanair's experience with the Boeing 737-200 and Boeing 737-800 fleets.

Ryanair has a comprehensive and documented Safety Management System. Management encourages flight crews to report any safety-related issues through the Air Safety Report (ASR) reporting program, which is available online through Ryanair’s Crewdock system. Also available to crew is Ryanair’s Confidential Reporting System (RCRS) which affords personnel the opportunity to report directly to the Flight Safety Officer any event, error, or discrepancy in operations that they do not wish to report through standard reporting channels. RCRS is designed to increase management’s awareness of problems that may be encountered by personnel in their day-to-day operations. Management uses the de-identified information reported through all reporting systems to modify operating procedures and improve flight operation standards. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the U.K. CAA as an alternative confidential reporting channel.

Ryanair has installed an automatic data capturing system on each of its Boeing 737-800 aircraft which captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring (OFDM) which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management is able to identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

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

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Swissport Limited provides Ryanair’s ticketing, passenger and aircraft handling, and ground handling services at many of these airports in Ireland and the U.K., while similar services in continental Europe are generally provided by the local airport authorities, either directly through sub-contractors, or partners in self-handling at airports in Spain (including the Canary Islands) and Portugal. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of them may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

Airport Charges

As with other airlines, Ryanair must pay airport charges each time it lands and accesses facilities at the airports it serves. Depending on the policy of the individual airport, such charges can include landing fees, passenger loading fees, security fees and parking fees. Ryanair attempts to negotiate discounted fees by delivering annual increases in passenger traffic and/or access to new destinations, and opts, when practicable, for less expensive facilities, such as less convenient gates and the use of outdoor boarding stairs rather than more expensive jetways. Nevertheless, there can be no assurance that the airports Ryanair uses will not impose higher airport charges in the future and that any such increases would not adversely affect the Company’s operations.

As a result of rising airport charges and the introduction of an Air Travel Tax of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes), Ryanair reduced its fleet at Dublin airport to 13 during winter 2010 (down from 22 in summer 2008 and 20 in winter 2008). The introduction of the aforementioned €10 tax likely had a negative impact on the number of passengers traveling to and from Ireland. The Dublin Airport Authority (“DAA”) reported that passenger volumes declined by 25% from 30 million in 2007 to 23 million in 2012. Ryanair believes that this was partly reflective of the negative impact of the tax on Irish travel. Ryanair called for the elimination of the tax to stimulate tourism during the recession. Ryanair also complained to the European Commission about the unlawful differentiation in the level of the Irish Air Travel tax between routes within the EU. From April 2011, a single rate (€3) of the Air Travel Tax was introduced on all routes. In May 2011, the Irish Government announced that it would abolish the Air Travel Tax, and the tax was ultimately abolished on April 1, 2014. No assurance can be given that the tax will not be reintroduced in the future at similar levels or higher levels, which could have a negative impact on demand for air travel.

The Greek government planned to introduce similar taxes; however, it has now cancelled plans to introduce these taxes. The German government introduced an €8 passenger tax on January 1, 2011 for all departing domestic or short-haul passengers and a passenger tax of €25 for all departing passengers on flights bound for southern Europe and northern Africa. The €8 tax was reduced to €7.50 in January 2012. In addition, the Austrian government introduced an ecological air travel levy of €8 effective January 1, 2011. In July 2013, the regional Walloon Government in Belgium announced a €3 passenger travel tax from January 2014. However, the plan to introduce this tax was later abandoned. The Moroccan government has also introduced a similar tax (equivalent to approximately €9) from April 2014. The Italian government has recently increased the municipal taxes in Italy by €2.50. As a result, Ryanair was forced to close two Italian bases. From June 2016, the Norwegian government introduced a passenger travel tax of NOK80 (approximately €8.50) which resulted in Ryanair announcing the closure of its Oslo Rygge base with effect from late October 2016.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair’s decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the OFT and the Competition Commission, calling for the break-up of the British Airports Authority plc (“BAA”) monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, which found that the common ownership by BAA of the three main airports in London negatively affected competition and that a “light touch” approach to regulating BAA by the Civil Aviation Authority adversely impacted competition. In March 2009, the Competition Commission ordered the break-up of BAA. In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. Following a delay caused by various appeals by the BAA, the BAA proceeded to sell Edinburgh Airport in April 2012, and London (Stansted) airport to Manchester Airports Group plc in March 2013. Following the December 2003 publication of the U.K. government’s White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. In May 2010, the BAA announced that it would not proceed with this £4 billion program. On January 10, 2014, the U.K. Civil Aviation Authority completed its regulatory investigation into market power determination for passenger airlines in relation to London (Stansted). It found that London (Stansted) did not enjoy substantial market power in the market for the provision of airport operation services to passenger airlines, and as such declined to continue to regulate the airport. On September 16, 2013, Ryanair announced that it had agreed a 10 year growth agreement with Manchester Airports Group plc, the owners of London (Stansted), in relation to an expansion of capacity at London (Stansted) in return for significant airport charge reductions for the incremental passenger volumes delivered.  Once this 10 year growth deal expires, Ryanair may be subject to increased airport charges at London (Stansted) as the airport is no longer subject to regulation.

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

FUEL

The cost of jet fuel accounted for approximately 41% and 43% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2016 and 2015, respectively. In each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 0.3% and 0.5% of total fuel costs in the fiscal years ended March 31, 2016 and 2015, respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar continues to strengthen against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. As of July 21, 2016, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 95% of its estimated requirements for fiscal 2017 at prices equivalent to approximately $622 per metric ton. In addition, as of July 21, 2016, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 55% of its estimated requirements for fiscal 2018 at prices equivalent to approximately $496 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2016 Compared with Fiscal Year 2015—Fuel and Oil.”

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

FACILITIES

The following are the principal properties owned or leased by the Company:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Dublin Airport	1,370	1,649	Leasehold	Rental Property
Airside Business Park, Swords, Dublin	12,286	9,443	Freehold	Dublin Office
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Phoenix House, Conyngham Road, Dublin	2,566	3,899	Freehold	Rental Property
Enterprise House, Stansted	516	516	Leasehold	Administrative Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Stansted Airport	375	375	Leasehold	Training Centre
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Skavsta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	10,052	10,052	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Kaunas Airport (Hangar)	4,500	4,500	Leasehold	Aircraft Maintenance
Rygge Airport (Hangar)	1,700	1,700	Leasehold	Aircraft Maintenance
Bergamo (Hangar)	4,125	2,200	Freehold	Aircraft Maintenance
Travel Labs Poland	850	850	Leasehold	Administrative Offices

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease check-in counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Swissport Limited or other service providers.

TRADEMARKS

Ryanair’s logo and the slogans “Ryanair.com The Low Fares Website” and “Ryanair The Low Fares Airline” have been registered as European Union Trade Marks (“EUTMs”). Ryanair has also registered the EUTM for the word “Ryanairhotels.com.” Ryanair filed an application for registration of the slogan “Low Fares. Made Simple” in late 2014. The trademark was partially registered. An EUTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should another party use an identical or confusingly similar trademark in relation to identical, or similar services.

Ryanair has not registered either its name or its logo as a trademark in Ireland, as EUTM-registration provides all of the protection available from an Irish registration, and management believes there are therefore no advantages in making a separate Irish application.

Ryanair’s trademarks include:

•	European Union (Word) Trade Mark registration number 004168721 comprised of the word “Ryanair” in classes 16, 28, 35, 36, 37, 38, 39 and 42 (Nice Classification);

•	European Union (Figurative) Trade Mark registration number 001493329 comprising the following graphic representation:

in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 27.5.1 (Vienna classification);

•	European Union (Figurative) Trade Mark registration number 00446559 comprising the following graphic representation:

in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 22.1.16 (Vienna classification);

•	European Union (Figurative) Trade Mark registration number 000338301

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

Regulatory Authorities

Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Department of Transport, Tourism and Sport (“DTTAS”), the Irish Aviation Authority (“IAA”), the European Commission, and the EASA. Management believes that the present regulatory environment in Ireland and the EU is characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training, and equipment by the national and EU regulatory authorities.

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

Ryanair’s current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the IAA, which reviews the department’s audits, including flight audits, training audits, returned flight document (RFD) audits, and quality audits. Ryanair’s current Air Operator Certificate (“AOC”) No IE 7/94 was issued on October 28, 2014. There is no expiration date on the AOC.

Irish Aviation Authority. The IAA is primarily responsible for the operational and regulatory function and services relating to the safety, security and technical aspects of aviation in Ireland. To operate in Ireland and the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair’s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

The IAA is also responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA’s regulatory authority include: air safety; aircraft certification; personnel licensing and training; maintenance, manufacture, repair, airworthiness, and operation of aircraft; implementation of EU legislation; aircraft noise; aviation security and ground services. Each of the Company’s aircraft is required to have a Certificate of Airworthiness, which is issued by the IAA. The validity of Certificates of Airworthiness is subject to the review by the IAA. Each certificate is generally valid for a 12-month period. In March 2009, Ryanair received “Sub-Part (I) approval” from the IAA, which gives Ryanair the authority to extend the validity of its certificates, subject to certain record checks and physical aircraft inspections being performed by Ryanair’s quality department. The Company’s flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are subject to periodic inspections by the IAA. The IAA has broad regulatory and enforcement powers, including the authority to require reports; inspect the books, records, premises, and aircraft of a carrier; and investigate and institute enforcement proceedings. Failure to comply with IAA regulations can result in revocation of the AOC.

In July 1999, the IAA awarded Ryanair a JAR Ops 1 AOC. In 2008, the IAA awarded Ryanair an EU Ops AOC. In 2014, the IAA awarded Ryanair an Air Ops AOC. This AOC remains in force subject to Ryanair demonstrating continuing compliance with applicable EASA regulations. The requirements of Air Ops have been incorporated into European law as prescribed in Regulation EC 965/2012 and were applied in full on October 28,

2014. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 1 Revision 1, was approved by the IAA on June 27, 2016.

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

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, eleven of the twelve directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 “next generation” aircraft with an average age of 6 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-MAX-200 aircraft (including 100 firm orders and 100 aircraft subject to option). The Boeing 737-MAX-200 aircraft will deliver between fiscal 2020 and fiscal 2024. They have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

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

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

•

operates with a high-seat density of 189 seats (which will increase to 197 when the Boeing 737-MAX-200 starts being delivered in fiscal 2020) and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown;

•	has reduced per-passenger emissions through higher load factors (93% in fiscal 2016);

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

Emissions Trading. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2015, Ryanair emitted 8,638,838 tCO2 (Calendar 2014: 7,756,156), which equates to 0.085 tCO2 (Calendar 2014: 0.090) per passenger.

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

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than five million passengers per annum, and to the airport with the highest passenger movement in each Member State, when setting airport charges, and provides for an appeals procedure for airlines in the event that they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure is effective or that it constrains those airports that are currently abusing their dominant position, in part because the legislation was transposed improperly in certain countries, such as Ireland and Spain, thereby depriving airlines of even the basic safeguards provided for in the Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

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

From 1997 through June 30, 2016, Ryanair launched service on more than 2,000 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, Ryanair established 84 airports as bases of operations, including Dublin. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 4.9 million in the 1999 fiscal year to approximately 106.4 million in the 2016 fiscal year. As of June 30, 2016, Ryanair had a principal fleet of over 350 Boeing 737-800 aircraft and now serves approximately 200 airports.

Ryanair expects to have approximately 546 aircraft in its operating fleet by March 31, 2024. This is subject to lease handbacks and disposals over the period to March 31, 2024 meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 0.9 million passengers in the calendar year 1992 to approximately 106.4 million passengers in the 2016 fiscal year.

Ryanair’s revenue passenger miles (“RPMs”) increased approximately 15% from 70,331 million in the 2015 fiscal year to 81,146 million in the 2016 fiscal year due partly to an increase of approximately 10% in scheduled available seat miles (“ASMs”) from 79,690 million in the 2015 fiscal year to 87,451 million in the 2016 fiscal year. Scheduled passenger revenues increased approximately 17% from €4,260.3 million in the 2015 fiscal year to €4,967.2 million in the 2016 fiscal year. Average booked passenger fare decreased from €47.05 in the 2015 fiscal year to €46.67 in the 2016 fiscal year.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 72% in both the 2015 and 2016 fiscal years. Cost per passenger was €50.92 in the 2015 fiscal year and €47.69 in the 2016 fiscal year, with the decrease primarily reflecting the lower fuel cost per passenger of €19.46 in the 2016 fiscal year as compared to €22.00 in the 2015 fiscal year. Ryanair recorded operating profits of €1,042.9 million in the 2015 fiscal year and €1,460.1 million in the 2016 fiscal year. The Company recorded a profit after taxation of €866.7 million in the 2015 fiscal year and €1,559.1 million in the 2016 fiscal year. Ryanair took delivery of 41 Boeing 737-800 aircraft in the 2016 fiscal year. The Company will take delivery of a further 52 Boeing 737-800 aircraft in the 2017 fiscal year and expects that these deliveries, net of lease handbacks, will allow for an approximately 10% increase in fiscal 2017 traffic. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Seasonally Grounded Aircraft.”

Investment in Aer Lingus and Subsequent Sale of this Investment in Fiscal 2016

During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million.

In 2006 and 2012, Ryanair made offers to acquire the entire share capital of Aer Lingus, but both of these offers were prohibited by the European Commission on competition grounds. In addition, from 2010 to 2013 the U.K. competition authority investigated Ryanair’s minority stake in Aer Lingus. On August 28, 2013, it issued its decision in which it found that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland”, and ordered Ryanair to reduce its shareholding in Aer Lingus to no more than five percent of Aer Lingus’ issued ordinary shares. Ryanair appealed this decision on procedural and substantive grounds, but withdrew the appeal in September 28, 2015, following the sale of its stake in Aer Lingus in July 2015.

On June 19, 2015, IAG issued a formal offer for Aer Lingus Group plc.  The offer, which was recommended by the Board of Aer Lingus Group plc, consisted of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). On July 10, 2015, Ryanair confirmed that the Board of Ryanair Holdings voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission, which was subsequently granted on July 14, 2015. On September 1, 2015 Ryanair received total consideration of €398.1 million for the sale of its stake in Aer Lingus.

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, the impact of the banking crisis and potential break-up of the Eurozone; Brexit; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by volcanic ash emissions or other atmospheric disruptions; flight disruptions caused by periodic and prolonged air traffic controller strikes in Europe; the rates of income and corporate taxes paid, and the impact of the financial and Eurozone crisis. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft and Boeing 737-MAX-200 will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special “insurance levy” on each ticket, there can be no assurance that it will continue to be successful in doing so. See “Item 3. Key Information—Risk Factors—Risks related to the Airline Industry— Terrorism in Europe, the United States or Elsewhere Could Have a Material Detrimental Effect on the Company.”

RECENT OPERATING RESULTS

The Company’s profit after tax for the quarter ended June 30, 2016 (the first quarter of the Company’s 2017 fiscal year) was €255.5 million, as compared to €245.1 million for the corresponding period of the previous year. The Company recorded an increase in operating profit, from €288.4 million in the first quarter of the 2016 fiscal year to €306.8 million in the recently completed quarter. Total operating revenues increased from €1,652.7 million in the first quarter of fiscal 2016 to €1,687.4 million in the first quarter of fiscal 2017. The increase in operating profit was primarily due to an 11% increase in traffic and a stronger load factor (up 2 points to 94%).  Operating expenses increased from €1,364.3 million in the first quarter of fiscal 2016 to €1,380.6 million in the first quarter of fiscal 2017, due primarily to the increased costs associated with the growth of the airline. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4,103.8 million at June 30, 2016 as compared with €4,881.2 million at June 30, 2015.

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

Long-lived Assets

As of March 31, 2016, Ryanair had €6.3 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year Ended March 31,
	2016	2015	2014
Total revenues	100%	100%	100%
Scheduled revenues	76.0	75.4	75.2
Ancillary revenues	24.0	24.6	24.8
Total operating expenses	77.7	81.5	86.9
Fuel and oil	31.7	35.2	40.0
Airport and handling charges	12.7	12.6	12.2
Route charges	9.5	9.7	10.4
Staff costs	9.0	8.9	9.2
Depreciation	6.5	6.7	7.0
Marketing, distribution and other	4.5	4.1	3.8
Maintenance, materials and repairs	2.0	2.4	2.3
Aircraft rentals	1.8	1.9	2.0
Operating profit	22.3	18.5	13.1
Net interest expense	(0.8)	(1.0)	(1.3)
Other income	4.9	(0.1)	—
Profit before taxation	26.4	17.4	11.8
Taxation	(2.5)	(2.0)	(1.4)
Profit after taxation	23.9	15.4	10.4

FISCAL YEAR 2016 COMPARED WITH FISCAL YEAR 2015

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €1,559.1 million in the 2016 fiscal year, as compared with a profit of €866.7 million in the 2015 fiscal year. This 79.9% increase was primarily attributable to a 15.6% increase in revenues due to a 17.5% increase in traffic, a stronger load factor (up 5 points to 92.8%), 11.5% fuel savings per passenger and a one off gain of €317.5 million on the sale of the Company’s 29.8% shareholding in Aer Lingus.

Scheduled revenues. Ryanair’s scheduled passenger revenues increased 16.6%, from €4,260.3 million in the 2015 fiscal year to €4,967.2 million in the 2016 fiscal year, primarily reflecting a 17.7% increase in the number of passengers booked from 90.6 million to 106.4 million reflecting increased passenger volumes on existing routes and the successful launch of new bases in Belfast, Berlin, Corfu, Gothenburg, Ibiza, Milan (Malpensa) and Santiago in the 2016 fiscal year.  Booked passenger load factors increased to 92.8% in fiscal 2016 compared with 88.2% in fiscal 2015.

Passenger capacity during the 2016 fiscal year increased by 11.8% due to an increase in the average number of aircraft in the fleet. Scheduled passenger revenues accounted for 76.0% of Ryanair’s total revenues for the 2016 fiscal year, compared with 75.4% of total revenues in the 2015 fiscal year.

Ancillary revenues. Ryanair’s ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 12.5%, from €1,393.7 million in the 2015 fiscal year to €1,568.6 million in the 2016 fiscal year, while ancillary revenues per booked passenger decreased to €14.74 from €15.39. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, administration/credit card fees, sales of rail and bus tickets, priority boarding, reserved seating, accommodation, travel insurance and car rental increased 14.2% to €1,329.6 million from €1,164.4 million in the 2015 fiscal year. Revenues from in-flight sales increased 19.8%, to €153.4 million from €128.1 million in the 2015 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, decreased 15.4%, from €101.2 million in the 2015 fiscal year to €85.6 million in the 2016 fiscal year. The overall increase in ancillary revenues reflects the solid performance of on-board sales and reserved seating offset by reduced travel insurance, a one-time benefit in the prior year comparative arising from the earlier loading of the schedules and the impact of being without a car hire provider for much of quarter 2, fiscal 2016.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year Ended March 31,
	2016		2015
	(in millions of euro, except percentage data)

Non-flight Scheduled	1,329.6	84.8%	1,164.4	83.5%
In-flight Sales	153.4	9.8%	128.1	9.2%
Internet-related	85.6	5.4%	101.2	7.3%
Total	1,568.6	100.0%	1,393.7	100.0%

Operating expenses. As a percentage of total revenues, Ryanair’s operating expenses decreased from 81.5% in the 2015 fiscal year to 77.7% in the 2016 fiscal year. Total revenues increased by 15.6%, faster than the 10.1% increase in operating expenses. In absolute terms, total operating expenses increased 10.1%, from €4,611.1 million in the 2015 fiscal year to €5,075.7 million in the 2016 fiscal year, principally as a result of increased costs associated with the growth of the airline. Fuel and oil expenses, route charges, depreciation, maintenance, materials and repairs and aircraft rentals decreased as a percentage of total revenues, while airport and handling charges, staff costs and marketing, distribution and other costs increased. Total operating cost per passenger decreased 6.3%, with the decrease reflecting, principally, an 11.5% reduction in per passenger fuel costs and ex-fuel costs decreasing by 2.4%.

The Company’s decision to ground aircraft during the winter months did not have a material impact on the results of the Company for the year ended March 31, 2016 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft would have been lower than the operating costs associated with operating these aircraft, including fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant crews can be furloughed under the terms of their contracts without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair’s operating expenses (on a per-passenger basis) for the fiscal years ended March 31, 2016 and March 31, 2015 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year	Fiscal Year
	Ended	Ended
	March 31,	March 31,
	2016	2015	% Change
	€	€
Fuel and oil	19.47	22.00	(11.5%)
Airport and handling charges	7.80	7.87	(0.9%)
Route charges	5.85	6.05	(3.2%)
Staff costs	5.50	5.55	(1.0%)
Depreciation	4.02	4.17	(3.7%)
Marketing, distribution and other	2.75	2.58	6.5%
Maintenance, materials and repairs	1.22	1.49	(17.8%)
Aircraft rentals	1.08	1.21	(10.5%)
Total operating expenses	47.69	50.92	(6.3%)

Fuel and oil. Ryanair’s fuel and oil costs per passenger decreased by 11.5%, while in absolute terms, these costs increased by 4.0% from €1,992.1 million in the 2015 fiscal year to €2,071.4 million in the 2016 fiscal year, in each case after giving effect to the Company’s fuel hedging activities. The 4.0% increase reflected a 10.9% increase in hours flown and higher fuel burn due to the higher load factor. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased 5.6% from €2.34 per U.S. gallon in the 2015 fiscal year to €2.21 per U.S. gallon in the 2016 fiscal year, in each case after giving effect to the Company’s fuel hedging activities.

Airport and handling charges. Ryanair’s airport and handling charges per passenger decreased 0.9% in the 2016 fiscal year, while route charges per passenger decreased 3.2%. In absolute terms, airport and handling charges increased 16.5%, from €712.8 million in the 2015 fiscal year to €830.6 million in the 2016 fiscal year, reflecting the addition of more primary airports to the network and stronger U.K. pound sterling against the euro.

Route charges. Ryanair’s route charges per passenger decreased by 3.2%. In absolute terms, route charges increased 13.8%, from €547.4 million in the 2015 fiscal year, to €622.9 million in the 2016 fiscal year, primarily as a result of an increase in the sectors flown and Eurocontrol price increases in France, Germany and the U.K.

Staff costs. Ryanair’s staff costs, which consist primarily of salaries, wages and benefits, decreased 1.0% on a per-passenger basis, while in absolute terms, these costs increased 16.4%, from €502.9 million in the 2015 fiscal year to €585.4 million in the 2016 fiscal year. The increase in absolute terms was primarily attributable to increased sectors and less grounded aircraft in the winter of fiscal 2016, the impact of a 2% pay increase in April and adverse U.K. pound sterling.

Depreciation. Ryanair’s depreciation per passenger decreased by 3.7%, while in absolute terms these costs increased 13.1% from €377.7 million in the 2015 fiscal year to €427.3 million in the 2016 fiscal year. The increase was primarily attributable to 41 additional owned aircraft in the fleet, the purchase of 3 spare engines and higher levels of heavy maintenance activity.  See “—Critical Accounting Policies—Long-lived Assets” above.

Marketing, distribution and other expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased 6.5% on a per-passenger basis in the 2016 fiscal year, while in absolute terms, these costs increased 25.1%, from €233.9 million in the 2015 fiscal year to €292.7 million in the 2016 fiscal year, with the overall increase primarily reflecting the increased distribution costs related to higher on-board sales, disruption costs related to the French ATC strikes and the Brussels terrorist attacks and higher passenger compensation costs following an ECJ ruling on passenger compensation in September 2015.

Maintenance, materials and repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, decreased

17.8% on a per-passenger basis, while in absolute terms these expenses decreased by 3.4% from €134.9 million in the 2015 fiscal year to €130.3 million in the 2016 fiscal year. The decrease in absolute terms during the fiscal year was due to lower unscheduled maintenance than fiscal 2015 and a lower maintenance provision due to lease handbacks in the winter of fiscal 2016.

Aircraft rentals. Aircraft rental expenses amounted to €115.1 million in the 2016 fiscal year, a 5.2% increase from the €109.4 million reported in the 2015 fiscal year, reflecting the longer duration of short-term summer leases, offset by lease handbacks in the winter.

Operating profit.  As a result of the factors outlined above, operating profit increased 19.1% on a per-passenger basis in the 2016 fiscal year, and also increased in absolute terms, from €1,042.9 million in the 2015 fiscal year to €1,460.1 million in the 2016 fiscal year.

Other income. Other income consists primarily of the gain of €317.5 million on the sale of Ryanair’s stake in Aer Lingus.

Finance expense. Ryanair’s interest and similar charges decreased 4.2%, from €74.2 million in the 2015 fiscal year to €71.1 million in the 2016 fiscal year, primarily due to lower interest rates.

Finance income. Ryanair’s interest and similar income remained flat at €17.9 million in the 2016 fiscal year as lower interest rates were offset by higher average cash balances and a 25% increase in the Aer Lingus dividend compared to fiscal 2015.

Foreign exchange gains/losses. Ryanair recorded foreign exchange losses of €2.5 million in the 2016 fiscal year, as compared with foreign exchange losses of €4.2 million in the 2015 fiscal year, with the different result being primarily due to the impact of changes in the euro exchange rate against the U.S. dollar and U.K. pound sterling.

Taxation. The effective tax rate for the 2016 fiscal year was 11.6%, as compared to an effective tax rate of 11.8% in the 2015 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax provision of €162.8 million in the 2016 fiscal year, compared with a tax provision of €115.7 million in the 2015 fiscal year, with the increase primarily reflecting higher pre-tax profits. The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset’s recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

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

	Fiscal Year	Fiscal Year
	Ended	Ended
	March 31,	March 31,
	2015	2014	% Change
	€	€
Fuel and oil	22.00	24.65	(10.8%)
Airport and handling charges	7.87	7.56	(4.1%)
Route charges	6.05	6.39	(5.3%)
Staff costs	5.55	5.68	(2.3%)
Depreciation	4.17	4.31	(3.2%)
Marketing, distribution and other	2.58	2.36	9.3%
Maintenance, materials and repairs	1.49	1.42	4.9%
Aircraft rentals	1.21	1.24	(2.4%)
Total operating expenses	50.92	53.61	(5.0%)

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

Airport and handling charges. Ryanair’s airport and handling charges per passenger increased 4.1% in the 2015 fiscal year, while route charges per passenger decreased 5.3%. In absolute terms, airport and handling charges increased 15.5%, from €617.2 million in the 2014 fiscal year to €712.8 million in the 2015 fiscal year, reflecting the overall growth in passenger volumes, the mix of new routes and bases launched at primary airports and the strengthening of U.K. pound sterling against the euro.

Route charges. In absolute terms, route charges increased 4.9%, from €522.0 million in the 2014 fiscal year, to €547.4 million in the 2015 fiscal year, primarily as a result of the 3.9% increase in sectors flown and price increases in Germany, France and the U.K.

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

Marketing, distribution and other expenses. Ryanair’s marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased 9.3% on a per-passenger basis in the 2015 fiscal year, while in absolute terms, these costs increased 21.3%, from €192.8 million in the 2014 fiscal year to €233.9 million in the 2015 fiscal year, with the overall increase primarily reflecting the higher marketing spend to support Ryanair’s “AGB” customer experience program and the launch of new routes and bases.

Maintenance, materials and repairs. Ryanair’s maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance, provision for leased aircraft and the overhaul of spare parts, increased 4.9% on a per-passenger basis, while in absolute terms these expenses increased by 16.2% from €116.1 million in the 2014 fiscal year to €134.9 million in the 2015 fiscal year. The increase in absolute terms during the fiscal year was partly due to the inclusion in the prior year of a one off credit of €3.7 million arising from the renegotiation of certain maintenance contracts. The remainder of the increase was primarily due to line maintenance costs resulting from the launch of new bases, unscheduled maintenance costs and the strength of U.K. pound sterling to the euro.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for the acquisition of aircraft. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2016 and 2015 of €4,321.5 million and €4,789.2 million, respectively. The decrease at March 31, 2016 primarily reflects net capital expenditure of €1,217.7 million, shareholder returns of €1,104.0 million (including a €398 million return via a B share scheme following the sale of Aer Lingus) and debt repayments of €384.9 million while the sale of the 29.8% shareholding in Aer Lingus generated €398.1 million in cash.

The Company’s net cash inflows from operating activities in the 2016 and 2015 fiscal years amounted to €1,846.3 million and €1,689.4 million, respectively. The €156.9 million increase in net cash flows from operating activities for fiscal year 2016 compared to fiscal year 2015 was principally due to an increase in profit after tax of €692.4 million offset by the gain on disposal of available for sale financial asset of €317.5 million and a lower increase in accrued expenses compared to the prior year. The movement which primarily relates to cash received in advance for flights, receipts for other receivables and increases in other payables balances, generated €135.6 million in cash in 2016 compared with €407.0 million in 2015. The decrease in net cash generated from working capital of €271.4 million, or approximately 67%, was primarily due to a one-time benefit in the prior year comparative arising from the earlier loading of schedules.

During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737 aircraft and related flight equipment, payments on related indebtedness and payments of corporation tax, as well as share buy-backs of €706.1 million and a return of €398 million to shareholders via a B share scheme. Cash generated from operations and the issuance of €850.0 million in 1.875% unsecured Eurobonds with a 7 year tenor in June 2014 and €850.0 million in 1.125% unsecured Eurobonds with an 8 year tenor in March 2015 have been the principal source for these cash requirements.

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

The Company’s net cash used in investing activities in fiscal year 2016 totaled €283.6 million, primarily reflecting the Company’s capital expenditures, the disposal of the available for sale asset and the decreased investment in cash with maturities of greater than three months, as described in more detail below.

The Company’s net cash from investing activities in fiscal year 2015 totaled €2,888.2 million, primarily reflecting, as compared to fiscal year 2014, the Company’s higher profitability and increased investment of cash within maturities of greater than 3 months.

Net cash used in financing activities totaled €1,488.1 million in the 2016 fiscal year, largely reflecting shareholder returns of €1,104.0 million (including a €398 million return via a B share scheme following the sale of the 29.8% stake in Aer Lingus) and repayments of long term borrowings of €384.9 million.

Net cash from financing activities totaled €653.3 million in the 2015 fiscal year, largely reflecting the issuance of €850.0 million unsecured Eurobonds in both June 2014 and March 2015 offset by a special dividend of €520.3 million, repayments of long-term borrowings of €419.7 million and shares purchased under a share buy-back program of €112.0 million.

Net cash used in finance activities totaled €856.1 million in the 2014 fiscal year, largely reflecting the repayments of long-term borrowings of €390.8 million and shares purchased under a share buy-back program of €481.7 million, offset in part by shares issued of €16.4 million.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2016 and 2015 were €1,217.7 million and €788.5 million respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2016, Ryanair had a fleet of 341 Boeing 737-800 aircraft, 194 of which were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (26 of the aircraft in the fleet as of March 31, 2016) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2016). Of Ryanair’s total fleet of 341 Boeing 737-800 aircraft at March 31, 2016 there were 43 aircraft which were financed through operating lease arrangements, 52 aircraft were financed from Ryanair’s own resources on an unsecured basis and the remaining 20 aircraft have no outstanding debt remaining. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2017 fiscal year.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company pursuant to the 2013 and 2014 Boeing Contracts:

	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
Fiscal Year End	2017	2018	2019	2020	2021	2022	2023	2024	Total
Opening Fleet	341	380	401	419	450	472	507	535	341
Deliveries under 2013 Boeing Contract	52	50	29	—	—	—	—	—	131
Firm deliveries under 2014 Boeing Contract	—	—	—	31	17	21	20	11	100
Option Aircraft under 2014 Boeing Contract	—	—	—	8	25	28	25	14	100
Planned returns or disposals	(13)	(29)	(11)	(8)	(20)	(14)	(17)	(14)	(126)
Closing Fleet	380	401	419	450	472	507	535	546	546

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €4,023.0 million at March 31, 2016 and €4,431.6 million at March 31, 2015, with the change being primarily attributable to debt repayments. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2016. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2016, 194 of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed seven aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 32% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, with the interest rate exposure from these loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with maturities of between seven and twelve years in respect of approximately 68% of its outstanding aircraft debt financing at March 31, 2016 and approximately 18% of total debt was floating rate at that date.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2016. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2016	EUR	EUR
	Fixed	Floating
	(in millions of euro)
Borrowing profile before swap transactions	2,459.5	1,563.5
Interest rate swaps – Debt swapped from floating to fixed	827.0	(827.0)
Borrowing profile after swap transactions	3,286.5	736.5

The weighted-average interest rate on the cumulative borrowings under these facilities of €4,023.0 million at March 31, 2016 was 1.97%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 and Boeing 737-MAX-200 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB+ (stable) credit rating from Standard & Poor’s and Fitch Ratings and following Ryanair’s issuance of €850.0 million in 1.875% unsecured Eurobonds with a 7 year tenor in June 2014 and issuance of €850.0 million in 1.125% unsecured Eurobonds with an 8 year tenor in March 2015 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 194 aircraft delivered and remaining in the fleet as of March 31, 2016 rests with a number of United States special purpose vehicles (the “SPVs”). The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

Ryanair has a track record in securing finance for similar sized aircraft purchases. The 1998, 2002, 2003 and 2005 Boeing Contracts totaling 348 aircraft were financed with approximately 66% U.S. Ex-Im Bank loan guarantees and capital markets (with 85% loan to value) financing, 24% through sale and operating leaseback financing, and 10% through Japanese operating leases with call options (“JOLCOs”). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Under the Aviation Sector Understanding which came into effect from January 1, 2013, the fees payable to Ex-Im Bank for the provision of loan guarantees have significantly increased, thereby making it more expensive than more traditional forms of financing. As a result, Ryanair intends to finance the New Aircraft obtained under the 2013 and 2014 Boeing Contracts through a combination of internally generated cash flows, debt financing from commercial banks, debt financing through the capital markets in a secured and unsecured manner, JOLCOs and sale and operating leasebacks. These forms of financing are generally accepted in the aviation industry and are currently widely available for companies who have the credit quality of Ryanair. Ryanair may periodically use Ex-Im Bank loan guarantees when appropriate. Ryanair intends to finance pre-delivery payments (“Aircraft Deposits”) to Boeing in respect of the New Aircraft via internally generated cash flows similar to all previous Aircraft Deposit payments.

At March 31, 2016, Ryanair had 43 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 9 leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining 34 operating leases are U.S.

dollar-denominated and require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 23 of the 43 remaining operating lease aircraft as at March 31, 2016 on pre-determined terms. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. 26 of these JOLCO arrangements are still outstanding as of March 31, 2016. These structures are accounted for as finance leases and are initially recorded at fair value on the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for four of these aircraft in fiscal year 2015. Six aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

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

Ryanair currently has corporate ratings of BBB+ (stable) from both Standard & Poor’s and Fitch Ratings and a €3 billion EMTN program. Ryanair issued €850.0 million in unsecured Eurobonds with a 7 year tenor at a coupon of 1.875% in June 2014 and €850.0 million in unsecured Eurobonds an 8 year tenor at a coupon of 1.125% in March 2015 under this program that are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2016. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above, and do not reflect the Eurobond issuances in June 2014 and March 2015. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.1385 = €1.00 (based on the European Central Bank Rate on March 31, 2016). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor described below. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

With respect to purchase obligations under the terms of the 2013 Boeing Contract and 2014 Boeing Contract, the Company was required to pay Boeing 1.0% of the Basic Price of each of the 283 firm-order Boeing 737 aircraft at the time the contracts were signed (such deposit being fully refundable if the Company had not received the shareholder approval at the EGMs on June 18, 2013 and November 28, 2014), and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated “Escalation Factor” but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery. Similar terms applied under the 2005 Boeing contract, with the first payment due when the contract was signed in February 2005.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(in millions of euro)
Long-term Debt (a)	3,457.8	341.2	316.8	786.2	2,013.7
Finance Lease Obligations	565.2	108.7	133.2	323.3	—
Purchase Obligations (b)	18,034.2	3,585.0	5,446.3	2,790.9	6,212.0
Operating Lease Obligations	278.8	93.5	77.1	107.6	0.5
Future Interest Payments (c)	280.0	70.0	50.6	115.2	44.2
Total Contractual Obligations	€22,616.0	€4,198.4	€6,024.0	€4,123.2	€8,270.4

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 11 and Note 23 to the consolidated financial statements included in Item 18.
(b)	These are noted at a non-discounted “list” price.
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

Guarantees. Ryanair Holdings has provided an aggregate of €5,274.6 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2013 Boeing Contract which total approximately $14.4 billion at list prices and which became effective following Ryanair Holdings shareholder approval at an EGM on June 18, 2013 and guarantees given in relation to the 2014 Boeing contract which total approximately $20.5 billion at list prices and which became effective following Ryanair Holdings shareholder approval at an EGM on November 28, 2014.

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

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2016.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of July 21, 2016:

Name	Age	Positions
David Bonderman (a)(b)	73	Chairman and Director
Michael Cawley (b)	62	Director
Charles McCreevy (c)	66	Director
Declan McKeon (c)	65	Director
Kyran McLaughlin (a)	72	Director
Howard Millar (e)	55	Director
Dick Milliken (c)	65	Director
Mike O’Brien (d)	72	Director
Michael O’Leary (a)	55	Director and CEO
Julie O’Neill (e)	61	Director
James Osborne (a)(e)	67	Director
Louise Phelan (b)	49	Director

(a)	Executive Committee Member.
(b)	Nomination Committee Member.
(c)	Audit Committee Member.
(d)	Safety Committee Member.
(e)	Remuneration Committee Member.
(f)	Mr. O’Leary is the CEO of both Ryanair Holdings and Ryanair. No other director is an executive officer of Ryanair Holdings or Ryanair.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and as Chairman of the Board since December 1996. Mr. Bonderman also serves on the Boards of the following public companies: Caesars Entertainment Corporation, Pace Holdings Corp., and Kite Pharma, Inc. In addition, he serves on the Boards of The Wilderness Society, the Grand Canyon Trust, and the American Himalayan Foundation. He is a U.S. citizen.

Michael Cawley has served as a director since August 2014. Mr. Cawley previously worked with Ryanair for 17 years prior to his retirement and contributed enormously to Ryanair’s growth and success until he retired in March 2014. He served as Ryanair’s Deputy CEO and Chief Operating Officer. Mr. Cawley’s other non-executive directorships include Paddy Power plc, Kingspan Group plc and he is also Chairman of Failte Ireland, the Irish tourism authority. He is an Irish citizen.

Charles McCreevy has served as a director since May 2010. Mr. McCreevy has previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held positions in several Irish Government Ministerial Offices, including Minister for Finance (1997-2004), Minister for Tourism and Trade (1993-1994) and Minister for Social Welfare (1992-1993). He is an Irish citizen.

Declan McKeon has served as a director since May 2010. Mr. McKeon is a former audit partner of PricewaterhouseCoopers. He is currently a director, chairman of the Audit Committee, a member of the Nomination Committee and Senior Independent Director of Icon plc. Mr. McKeon is the Chairman of the Company’s Audit Committee. He is also a director and Chairman of the Audit Committee of GC Aesthetics. He is an Irish citizen.

Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin is a non-executive director of Malin Corporation plc and also serves as a director of a number of other Irish private companies. He is an Irish citizen.

Howard Millar was appointed as a director of Ryanair in August 2015.  Mr. Millar had served as Deputy Chief Executive Officer and Chief Financial Officer from 2003 to December 2014 and before that as Ryanair’s Director of Finance from 1993 and Financial Controller in 1992. Howard is Chairman of BDO Ireland, Chief Executive Officer of Stellwagen Capital, Chief Operating Officer of the Stellwagen Group and a member of Irelandia Aviation’s advisory board.  He is also a non-executive director of Applegreen plc, and ASL Aviation Airlines Group Ltd. Howard is a graduate of Trinity College, Dublin and is a fellow of Chartered Certified Accountants.  He is an Irish citizen.

R.A. (Dick) Milliken has served as a director since July 2013. Mr. Milliken is a former CFO of the Almac Group and former CEO of Lamont plc. A qualified Chartered Accountant, Mr. Milliken serves as a director of Bank of Ireland Mortgage Bank and Chairman of Bank of Ireland Mortgage Bank Audit Committee. Mr. Milliken is also Chairman of Northern Ireland Science Park and a director of a number of private companies. Mr. Milliken is a graduate of Queens University Belfast, a Fellow of the Institute of Chartered Accountants in Ireland and former Council member. He is a British citizen.

Mike O’Brien was appointed as a director of Ryanair in May 2016. Capt. O’Brien has a long and distinguished career in the aviation industry having just retired as Head of Flight Operations with the Maltese Civil Aviation Authority whom he joined in 2001, having previously served for 10 years as the Head of Operations Standards with the Irish Aviation Authority. Capt. O’Brien also served 4 years as the Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. He is an Irish citizen.

Michael O’Leary has served as a director of Ryanair Ltd. since 1988 and as CEO since 1994. Mr. O’Leary has served as a director of Ryanair Holdings since July 1996. He is an Irish citizen.

Julie O’Neill has served as a director since December 2012. Ms. O’Neill served as Secretary General of the Department of Transport, Ireland from 2002 to 2009 and, in a career that spanned 37 years in the Irish public service, worked in strategic policy development and implementation in eight Government Departments. She chairs the Sustainable Energy Authority of Ireland and the Audit Committee of Trinity College Dublin. She is a Senior Independent Director of Permanent tsb plc and a director of AXA Life Europe. She is an Irish citizen.

James Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair Ltd. since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He is Chairman of OneView Healthcare plc and a director of James Hardie Industries plc. He also serves as a director of a number of Irish private companies. He is an Irish citizen.

Louise Phelan has served as a director since December 2012. Ms. Phelan is Vice President for PayPal Global Operations Europe Middle East and Africa (EMEA), and leads over 2,700 people in Dublin, Dundalk and Berlin. Ms. Phelan is a member of the Board of Voxpro since January 2016.   She is an Irish citizen.

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

Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Board of Directors as a whole determines the remuneration and bonuses of the CEO, who is the only executive director. Mr. Osborne, Mr. Millar and Ms. O’Neill are the members of the Remuneration Committee.

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

Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as executive and non-executive directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Messrs. Bonderman, Cawley and Ms. Phelan are the members of the Nomination Committee.

Safety Committee. The Board of Directors established the Safety Committee in March 1997 to review and discuss air safety and related issues. The Safety Committee reports to the full Board of Directors each quarter. The Safety Committee is composed of Mr. O’Brien and Mr. Sorahan, Chief Financial Officer and Accountable Manager for Safety (who both act as co-chairman), as well as the following executive officers of Ryanair: Messrs. Hickey, Wilson, the Chief Pilot, Captain Ray Conway and the Director of Safety and Security, Ms. Carol Sharkey. A number of other managers are invited to attend, as required, from time to time.

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

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Capt. Mike O’Brien joined the Board as a Non-Executive Director on May 20, 2016 with oversight of Air Safety as John Leahy indicated his intention not to stand for re-election at the next Annual General Meeting which is scheduled to be held on September 14, 2016.

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

•

NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the NASDAQ rules, whether shareholder approval is required for such transactions depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the value of a transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests.

•

NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Act. Details of our annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act and the Company’s Articles of Association. ADS holders may provide instructions to The Bank of New York, as depositary, as to the voting of the underlying Ordinary Shares represented by such ADSs. Alternatively, ADS holders may convert their holding to Ordinary Shares, subject to compliance with the nationality ownership rules, in order to be eligible to attend our annual general meetings or other shareholder meetings.

•

NASDAQ requires that all members of a listed company’s Nominating Committee be independent directors, unless the Company, as a foreign private issuer, provides an attestation of non-conforming practice based upon home country practice and then discloses such non-conforming practice annually in its Form 20-F.

The Company also follows certain other practices under the U.K. Corporate Governance Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

Independence.  NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company’s annual report on Form 20-F. The Board of Directors has determined that each of the Company’s eleven non-executive directors is “independent” under the standards set forth in the U.K. Corporate Governance Code (the “Code”).

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

In determining that each of the eleven non-executive directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne, Cawley, Millar and Ms. Phelan. The Board has considered Kyran McLaughlin's independence given his role as Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Davy Stockbrokers are one of Ryanair's corporate brokers and provide corporate advisory services to Ryanair from time to time. The Board has considered the fees paid to Davy Stockbrokers for these services and believe that they are immaterial to both Ryanair and Davy Stockbrokers given the size of each organization's business operations and financial results. Having considered this relationship, the Board has concluded that Kyran McLaughlin continues to be an independent non-executive director within the spirit and meaning of the Code Rules.

The Board has also considered the independence of David Bonderman given his shareholding in Ryanair Holdings plc. As at March 31, 2016, David Bonderman had a beneficial shareholding in the Company of 7,535,454 ordinary shares, equivalent to 0.58% of the issued share capital. Having considered this shareholding in light of the number of issued shares in Ryanair Holdings plc and the financial interest of the director, the Board has concluded that the interest is not so material as to breach the spirit of the independence rule contained in the Code.

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

The Board has considered Howard Millar’s independence given that he was Ryanair’s Deputy Chief Executive up to December 31, 2014, and Chief Financial Officer up to September 30, 2014. The Board has considered Howard’s employment and has concluded that Howard Millar is an independent non-executive director within the spirit and meaning of the Code Rules.

The Board has considered Mike O’Brien’s independence given that he served as Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. The Board has considered Mike’s employment and has concluded that Mike O’Brien is an independent non-executive director within the spirit and meaning of the Code Rules.

The Board has further considered the independence of Messrs. David Bonderman, James Osborne and Kyran McLaughlin as they have each served more than nine years on the Board. The Board considers that each of these directors is independent in character and judgment as they either have other significant commercial and professional commitments and/or brings his own level of senior experience gained in their fields of international business and professional practice. When arriving at this decision, the Board has taken into account the comments made by the Financial Reporting Council in their report dated December 2009 on their review of the impact and effectiveness of the Code, in particular their comment that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration should be that the Board is fit for purpose.

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

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair at July 21, 2016:

Name	Age	Position
Michael Hickey	53	Chief Operations Officer
John Hurley	41	Chief Technology Officer
Kenny Jacobs	42	Chief Marketing Officer
Juliusz Komorek	38	Chief Legal and Regulatory Officer; Company Secretary
David O’Brien	52	Chief Commercial Officer
Michael O’Leary	55	Chief Executive Officer
Neil Sorahan	44	Chief Financial Officer
Edward Wilson	52	Chief People Officer

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

John Hurley (Chief Technology Officer). John was appointed Chief Technology Officer in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Ltd and Education Multimedia Group and has 17 years of experience in the IT industry.

Kenny Jacobs (Chief Marketing Officer). Kenny was appointed Chief Marketing Officer in January 2014. He is responsible for sales, marketing and customer service at Ryanair. Previously Kenny was CMO for Moneysupermarket plc. which has a set of digital brands saving consumers money on insurance, finance, energy and travel. Kenny has spent most of his career in retail with Tesco PLC as marketing director in Tesco Ireland and brand director for Tesco U.K. Prior to that he worked for German retailer Metro Group GmbH in various roles in marketing and IT in Europe and Asia.

Juliusz Komorek (Chief Legal and Regulatory Officer; Company Secretary). Juliusz was appointed Chief Legal and Regulatory Officer; Company Secretary in June 2015, having served as Company Secretary and Director of Legal and Regulatory Affairs since May 2009, and Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission’s Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

David O’Brien (Chief Commercial Officer). David was appointed Chief Commercial Officer in January 2014 having previously served as Ryanair’s Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

Michael O’Leary (Chief Executive Officer). Michael has served as a director of Ryanair Limited since 1988 and a director of Ryanair Holdings since 1996. Michael was appointed CEO of Ryanair in 1994, having previously served as CFO since 1988.

Neil Sorahan (Chief Financial Officer). Neil was appointed Chief Financial Officer in October 2014, having previously served as Ryanair’s Finance Director since June 2006. Prior to that he was Group Treasurer from January 2003. Before joining Ryanair, Neil held various finance and treasury roles at CRH plc., the international building materials group.

Edward Wilson (Chief People Officer). Eddie was appointed Chief People Officer in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair, he served as Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its non-executive directors and eight executive officers named above in the 2016 fiscal year was €10.3 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below

Each of Ryanair Holdings’ eleven non-executive directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board receives a fee of €100,000 per annum. Prior to the 2014 fiscal year, Mr. Bonderman had waived his entitlement to receive remuneration. The additional remuneration paid to all Committee members for service on that committee is €15,000 per annum.

For further details of stock options that have been granted to the Company’s employees, including the executive officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein. The Chairman of the Safety Committee is entitled to receive €40,000 per annum in connection with the additional duties in relation to that committee.

Employment and Bonus Agreement with Mr. O’Leary

In October 2014, Michael O’Leary (Chief Executive Officer) signed a five year contract which commits him to the Company until September 2019. This contract replaces a rolling 12 month arrangement under which Mr. O’Leary has worked as Chief Executive of the airline since 1994. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of approximately €1 million, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary is also eligible for annual bonuses as determined by the Board of Directors of the Company, which are subject to the achievement of both budget and personal performance criteria; the amount of such bonuses paid to Mr. O’Leary in the 2016 fiscal year totaled approximately €0.9 million. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

STAFF AND LABOR RELATIONS

The following table sets forth the details of Ryanair’s team at each of March 31, 2016, 2015 and 2014:

	Number of Staff at March 31,
Classification	2016	2015	2014
Management	112	110	105
Administrative	485	334	290
Maintenance	148	143	139
Ground Operations	356	286	220
Pilots	3,424	2,804	2,665
Flight Attendants	6,933	5,716	5,573
Total	11,458	9,393	8,992

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

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2016, the average age of Ryanair’s pilots was 34 years and their average period of employment with Ryanair was 4.5 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots and flight attendants through the use of contract agencies.  These contract pilots and flight attendants are included in the table above.

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

Ryanair’s crews earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations governing maximum working hours). During the 2016 fiscal year, such productivity-based incentive payments accounted for approximately 41% of an average flight attendant’s total earnings and approximately 32% of the typical pilot’s compensation. Pilots at all of Ryanair’s 84 bases are covered by four, five or six year collective agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2017 and 2021. Cabin crew at all Ryanair bases are also party to long term collective agreements on pay, allowances and rosters which expire in March 2021. In April 2016, Ryanair agreed to increase the pay of pilots and cabin crew in accordance with the terms of individual base collective agreements. Ryanair’s pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle and 900 flight-hours per fiscal year. For the 2016 fiscal year, the average flight-hours for Ryanair’s pilots amounted to approximately 69 hours per month and approximately 826 hours for the complete year, a 4% decrease on the previous fiscal year. If more stringent regulations on flight hours were to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

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

Ryanair Holdings’ shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to several of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information––Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2016, there were 1,254,473,074 Ordinary Shares outstanding. As of that date, 104,747,412 ADRs, representing 523,737,060 Ordinary Shares, were held of record in the United States by 50 holders, and represented in the aggregate 41.7% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2016, June 30, 2015 and June 30, 2014, the latest practicable date prior to the Company’s publication of its statutory annual report in each of the relevant years.

	As of June 30, 2016		As of June 30, 2015		As of June 30, 2014
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	170,097,046	13.5%	189,452,050	13.9%	230,832,565	16.7%
HSBC Holdings PLC	67,327,570	5.3%	79,131,376	5.8%	85,009,314	6.1%
Baillie Gifford	74,577,765	5.9%	84,944,353	6.2%	79,001,583	5.7%
BlackRock Inc.	––	––	––	––	70,993,234	5.1%
Fidelity	81,631,505	6.5%	68,232,108	5.0%	––	––
Michael O’Leary	50,096,725	3.9%	51,381,256	3.8%	51,381,256	3.7%

As of June 30, 2016, the directors and executive officers of Ryanair Holdings as a group owned 59,322,452 Ordinary Shares, representing 4.7% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein. Each of our shareholders has identical voting rights with respect to its Ordinary Shares.

As of March 31, 2016, there were 1,290,739,865 Ordinary Shares outstanding.

Based on information available to Ryanair Holdings plc, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2016, March 31 2015 and March 31, 2014.

	As of March 31, 2016		As of March 31, 2015		As of March 31, 2014
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	164,067,874	12.7%	212,605,935	15.4%	230,917,315	16.7%
HSBC Holdings PLC	71,373,074	5.5%	85,975,817	6.2%	81,509,308	5.9%
Baillie Gifford	74,971,675	5.8%	83,045,080	6.0%	77,578,902	5.6%
BlackRock Inc.	––	––	––	––	75,178,344	5.4%
Fidelity	81,631,505	6.3%	57,401,554	4.2%	––	––
Michael O’Leary	50,096,725	3.8%	51,381,256	3.7%	51,081,256	3.7%
Standard Life	––	––	43,215,170	3.1%	44,213,767	3.2%

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of senior management and the Board of directors as disclosed in Note 27 to the consolidated financial statements) as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2016 or in the period from March 31, 2016 to the date hereof.

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

In January 2010, the European Commission concluded that the financial arrangements between Bratislava airport in Slovakia and Ryanair do not constitute state aid within the meaning of EU rules, because these arrangements were in line with market terms. In July 2012, the European Commission similarly concluded that the financial arrangements between Tampere airport in Finland and Ryanair do not constitute state aid. In February 2014, the European Commission found that the financial arrangements between Aarhus, Berlin (Schönefeld) and Marseille airports, and Ryanair, do not constitute state aid. In July 2014, the European Commission announced a ‘no state aid’ decision in respect of Dusseldorf (Weeze) airport. In October 2014, the European Commission concluded that Ryanair’s agreements with the Brussels (Charleroi), Frankfurt (Hahn), Alghero and Stockholm (Västerås) airports did not constitute State aid. In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10.4 million of alleged aid.  Ryanair has appealed the five “aid” decisions to the EU General court. These appeal proceedings are expected to take between two and four years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Lübeck, Klagenfurt, Paris (Beauvais), La Rochelle, Carcassonne, Cagliari, Girona, Reus and Târgu Mureș. These investigations are ongoing and Ryanair currently expects that they will conclude in late 2016, with any European Commission decisions appealable to the EU General Court.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lübeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero, Marseille and Berlin Schönefeld airports. The Alghero case (initiated by Air One) was dismissed in its entirety in April 2011. The Marseille case was withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011. The Berlin Schönefeld case, initiated by Germania, was discontinued following the European Commission’s finding in February 2014 that Ryanair’s arrangement with the airport contained no state aid.

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

As a result of rising airport charges and the introduction of an Air Travel Tax, in March 2009, of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes), Ryanair reduced its fleet at Dublin airport to 13 during winter 2010 (down from 22 in summer 2008 and 20 in winter 2008). Ryanair also complained to the European Commission about the unlawful differentiation in the level of the Irish Air Travel tax between routes within the EU. From April 2011, a single rate (€3) of the Air Travel Tax was introduced on all routes (and subsequently eliminated entirely in April 2014). In July 2012 the European Commission found that Ryanair, Aer Lingus and Aer Arann had received state aid from the Irish government by way of a two-tier air travel tax levied on passengers departing from Irish airports. Ryanair appealed this decision and on February 5, 2015 the EU General Court partially annulled the EU Commission’s 2012 decision and held that the actual quantum of aid depended on the extent of pass-through of the “tax reduction” to passengers.  Both Ryanair and the Commission have appealed the EU General Court’s decision to the European Court of Justice. In addition, Ryanair has submitted a response to the European Commission’s appeal, in support of certain findings of the EU General Court.  The European Court of Justice will issue its judgment in late 2016. Also in July 2012, Ryanair issued proceedings before the Irish courts seeking repayment of the entire amount of the air travel tax paid by Ryanair during the period (€87.8 million) where it was two-tier on the basis of its illegality. In April 2013 the Irish government issued proceedings against Ryanair seeking recovery of €12 million of alleged state aid attributable to Ryanair, arising from the 2012 European Commission decision. Following the General Court’s partial annulment of that decision, Ryanair applied to have the Government’s claim struck out. In light of the European Commission’s appeal of the General Court’s judgment, the risk remains that Ryanair will, at some point, be ordered by the Irish courts to pay the €12 million amount to the Irish government.

Legal Actions Against Monopoly Airports. Ryanair has been involved in a number of legal and regulatory actions against the Dublin and London (Stansted) airports in relation to what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London (Stansted) markets. Management believes that both of these airports have been engaging in “regulatory gaming” in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called “regulated asset base” (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London (Stansted), the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the Competition Commission which released its preliminary findings in April 2008. It found that the common ownership by BAA of the three main airports in London affects competition and that the “light touch” regulation by the Civil Aviation Authority was having an adverse impact on competition. In March 2009, the Competition Commission published its final report on the BAA and ordered the breakup of the BAA, (which involved the sale of London (Gatwick) and London (Stansted) and either Glasgow or Edinburgh Airport in Scotland). In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In May 2009, BAA appealed the Competition Commission’s decision on the bases of apparent bias and lack of proportionality. Ryanair secured the right to intervene in this appeal in support of the Competition Commission. The case was heard in October 2009 and in February 2010 the Competition Appeal Tribunal quashed the Competition Commission’s ruling on the basis of the “apparent bias” claim. This decision was successfully appealed by both the Competition Commission and Ryanair before the Court of Appeal. The appeal was heard in June 2010 and the judgment was issued in October 2010, quashing the Competition Appeal Tribunal ruling and reinstating the Competition Commission March 2009 decision. In February 2011, the Supreme Court refused to grant the BAA permission to appeal the Court of Appeal ruling. The Competition Commission has subsequently reconsidered the appropriateness of the remedies imposed on the BAA in March 2009 in light of the passage of time, and confirmed in its preliminary report in April 2011 that the remedies are still appropriate and the sale of Stansted and one of either Glasgow or Edinburgh airports should proceed. In July 2011, the Competition Commission confirmed its March 2011 provisional decision on “possible material changes of circumstances.” It found that no material changes of circumstances (that would necessitate a change in the remedies package) had occurred since the March 2009 decision requiring the BAA to sell London (Gatwick), London (Stansted) and one of either Glasgow or Edinburgh airports, and that consequently the BAA should proceed to dispose of London (Stansted) and one of the Scottish airports. The BAA appealed this decision to the Competition Appeal Tribunal, and lost on February 1, 2012. The BAA then brought a further appeal to the Court of Appeal, which they also lost on July 26, 2012. While these appeals were ongoing, the BAA proceeded to sell Edinburgh airport in April 2012. BAA did not appeal the Court of Appeal judgment to the U.K. Supreme Court, and proceeded to complete the sale of London (Stansted) airport to Manchester Airports Group plc in March 2013.

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

In the case of Dublin, the DAA has built a second terminal, costing over four times its initial estimate. When the DAA first announced plans to build a second terminal (“Terminal 2”) at Dublin Airport, it estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €800 million. Subsequently, the cost of the new infrastructure rose in excess of €1.2 billion. Ryanair opposed expansion at what it believed to be an excessive cost. On August 29, 2007, however, the relevant planning authority approved the planning application from the DAA for the building of Terminal 2, and other facilities, all of which went ahead. On May 1, 2010, the airport fees per departing passenger increased by 27% from €13.61 to €17.23, and by a further 12% in 2011 following the opening of Terminal 2 in November 2010 in accordance with the CAR’s decision of December 4, 2009 in relation to airport charges between 2010 and 2014. Ryanair sought a judicial review of the planning approval, however, this appeal was unsuccessful. The increase in charges, in combination with the introduction of the €10 Air Travel Tax (subsequently reduced to €3 in March 2011 and eliminated entirely in April 2014) mentioned above, led to substantially reduced passenger volumes to and from Dublin Airport.  See “Item 3. Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase” and “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports,” as well as “Item 4. Information on the Company—Airport Operations—Airport Charges.”

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (screenscraper websites) in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits Travelport, Amadeus and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies. The Company has received favorable rulings in Ireland and The Netherlands, and unfavorable rulings in Germany, Spain, France and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels and travel insurance etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

Dividend Policy

On June 20, 2013 the Company detailed plans to return up to €1.0 billion to shareholders over the next two years. The Company completed €481.7 million in share buy-backs in fiscal year 2014 and paid a special dividend of €520.3 million in fiscal 2015. In February 2015 the Company announced a €400 million ordinary share buy-back program which was completed between February and August 2015. In September 2015, the Company announced a B share scheme to return the €398 million proceeds from the sale of its shares in Aer Lingus to shareholders. Additionally, the Company announced an €800 million share buy-back program (including shares underlying ADRs) in February 2016. At March 31, 2016 the Company had bought back approximately €418.1 million under this program. Following the June 23, 2016, Referendum vote by the U.K. to leave the EU, Ryanair announced that it had increased the size of its buy-back program to the 5% buy-back limit approved by shareholders at the Company’s 2015 Annual General Meeting. Under this increased share buy-back program, the Company purchased just over 65 million shares at a total cost of approximately €886 million. On July 1, 2016, the Board confirmed that it will hold an EGM on July 27, 2016 to seek approval from shareholders to grant the Board of the Company the discretion to engage in further share buy-backs, should they decide it is in the best interests of the shareholders over the next fifteen months. While there is no plan to engage in further planned buy-backs (i.e. a VWAP program) during the remainder of 2016, the Board is seeking the flexibility and discretion to do so, if there is further market volatility such as that witnessed in the aftermath of the U.K. Referendum vote. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings’ Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, the Depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses and any applicable fees) to the owners of ADRs. See “Item 12. Description of Securities Other than Equity Securities” for information regarding fees of the Depositary.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.5 million Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buy-back program of up to €200 million worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million Ordinary Shares were repurchased under this program at a cost of approximately €46.0 million. The Company also completed share buy-backs of €125 million in respect of 36.5 million Ordinary Shares in the 2012 fiscal year and 15 million Ordinary Shares at a cost of approximately €68 million in the 2013 fiscal year. In fiscal year 2014, 69.5 million Ordinary Shares (including just over 6.0 million ADRs) were repurchased at a cost of approximately €481.7 million. In February 2015, the Company announced a €400 million ordinary share buy-back program which was completed between February and August 2015. €418 million of the €800 million share buy-back program (announced in February 2016 and subsequently increased to approximately €886 million in June 2016) was completed during fiscal 2016 with approximately 29.1 million shares (including approximately 19.9 million shares underlying ADRs) bought back. A further €467.5 million was spent during fiscal 2017 up to June 29, 2016 to buy-back approximately 36.0 million shares (including approximately 3.9 million shares underlying ADR’s). As a result, the total amount spent on the share buy-back programs at July 21, 2016 was approximately €2,305.4 million with respect to the repurchase of 299.2 million Ordinary Shares. All Ordinary Shares (including ADRs which represent five Ordinary Shares) repurchased have been cancelled.

In April 2012, the Company held an EGM to authorize the Directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. Up until April 2012, shareholders had only authorized the Directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium of up to 20% compared to Ordinary Shares, this may result in increased costs in performing share buy-backs in the future.  This authority was renewed at the Annual General Meeting held on September 20,2013 and at subsequent Annual General Meetings.

The Company announced on July 1, 2016 that it had no plan to engage in further planned buy-backs during the remainder of 2016, but, subject to shareholder approval at an EGM to be held on July 27, 2016 the Board should have the flexibility and discretion to do so, should it decide it is in the best interests of shareholders. While there is no plan to engage in further planned buy-backs (i.e. a VWAP program) during the remainder of 2016, the Board is seeking the flexibility and discretion to do so, if there is further market volatility such as that witnessed in the aftermath of the U.K. Referendum vote.

See “Item 9. The Offer and Listing - Trading Markets and Share Prices” below for further information regarding share buy-backs.

SIGNIFICANT CHANGES

Following the June 23, 2016 Referendum vote by the U.K. to leave the EU, the Company announced that it had increased the size of its buy-back program to the 5% buy-back limit approved by the shareholders at the Company’s 2015 Annual General Meeting (approximately €886 million).

From April 1, 2016 to July 1, 2016 the Company bought back 36.0 million shares at a total cost of approximately €467.5 million under its €886 million share buy-back program. All ordinary shares repurchased were cancelled.

On July 1, 2016 the Board confirmed that it will hold an EGM on July 27, 2016 to seek approval from shareholders to grant the Board of the Company the discretion to engage in further share buy-backs, should they decide that it is in the best interests of the shareholders, over the next 15 months. While there is no plan to engage in further planned buy-backs (i.e. a VWAP program) during the remainder of 2016, the Board is seeking the flexibility and discretion to do so, if there is further market volatility such as was witnessed in the aftermath of the U.K. Referendum vote.

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

ADRs, each representing five Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

*All quarterly high and low prices for ADRs and Ordinary Shares in the following tables refer to calendar year quarters and not fiscal year quarters.

	ADRs
	(in U.S. dollars)
	High	Low
2010	33.09	21.27
2011	31.99	24.20
2012	36.89	27.77
2013	54.05	34.62
2014
First Quarter	58.81	46.99
Second Quarter	60.11	50.98
Third Quarter	58.32	51.22
Fourth Quarter	71.27	49.84
2015
First Quarter	67.63	60.10
Second Quarter	73.28	63.88
Third Quarter	82.11	69.94
Fourth Quarter	87.64	75.73
2016
January 31, 2016	86.99	77.49
February 29, 2016	84.69	74.19
March 31, 2016	86.13	80.36
April 30, 2016	86.62	80.35
May 31, 2016	87.40	76.71
June 30, 2016	87.41	66.82
July 21, 2016	72.49	67.73

	Ordinary Shares
	(Irish Stock Exchange)
	(in euro)
	High	Low
2010	4.19	2.77
2011	3.98	3.13
2012	5.00	3.68
2013	7.47	4.76
2014
First Quarter	7.70	6.30
Second Quarter	7.75	6.35
Third Quarter	7.57	6.58
Fourth Quarter	9.83	6.74
2015
First Quarter	11.13	9.06
Second Quarter	12.33	10.47
Third Quarter	13.79	11.38
Fourth Quarter	15.35	12.59
2016
January 31, 2016	15.34	13.37
February 29, 2016	14.50	12.75
March 31, 2016	14.23	13.23
April 30, 2016	14.20	12.96
May 31, 2016	14.11	12.76
June 30, 2016	14.00	10.46
July 21, 2016	11.87	11.00

	Ordinary Shares
	(London Stock Exchange)
	(in euro)
	High	Low
2010	4.19	2.76
2011	3.97	3.13
2012	5.00	3.68
2013	7.48	4.76
2014
First Quarter	7.72	6.31
Second Quarter	7.75	6.35
Third Quarter	7.57	6.57
Fourth Quarter	9.82	6.71
2015
First Quarter	11.18	9.06
Second Quarter	12.31	10.53
Third Quarter	13.96	11.40
Fourth Quarter	15.29	12.56
2016
January 31, 2016	15.34	13.41
February 29, 2016	14.50	12.75
March 31, 2016	14.24	13.32
April 30, 2016	14.19	12.96
May 31, 2016	14.07	12.73
June 30, 2016	14.02	10.53
July 21, 2016	11.86	11.00

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 50, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

The Company, at its annual general meeting of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buy-back programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buy-back program) the Company has repurchased the following Ordinary Shares:

Year Ended March 31,	No. of shares (m)	Approx. cost (€m)
2008	59.5	300.0
2009	18.1	46.0
2010	––	––
2011	––	––
2012	36.5	124.6
2013	15.0	67.5
2014	69.5	481.7
2015	10.9	112.0
2016	53.7	706.1
Period through July 21, 2016	36.0	467.5
Total	299.2	2,305.4

All Ordinary Shares repurchased have been cancelled.

The maximum price at which the Company may repurchase Ordinary Shares traded on the Irish Stock Exchange or the London Stock Exchange is the higher of (i) 5% above the average market value of the Company’s Ordinary Shares on the trading venue where the shares are being repurchased for the five (5) business days prior to the date of purchase; and (ii) the price stipulated by the European Commission-adopted regulatory technical standards pursuant to article 5(6) of the EU Market Abuse Regulation 596/2014, being the higher of the last independent trade and the highest current independent bid on the trading venue on which the shares are being repurchased. The maximum price at which the Company may repurchase Ordinary Shares which underlie the Company’s ADSs traded on NASDAQ is 5% above the average market value of one-fifth of the Company’s ADSs on NASDAQ for the five (5) business days prior to the date of purchase (as one ADS represents five (5) Ordinary Shares).

The minimum price at which the Company may repurchase Ordinary Shares is their nominal value of 0.600 (euro) cents (€0.006).

At an EGM of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. The maximum price at which Ordinary Shares which underlie the Company’s ADRs can be repurchased is 5% above one-fifth of the average market value of the Company’s ADRs as quoted on NASDAQ, for the five business days prior to the date of purchase (as one ADS represents five Ordinary Shares). Any ADRs purchased will be converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of June 30, 2016, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 17.3 million, representing 1.4% of the Company’s issued share capital at that date.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2016, a total of 1,290,739,865 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent.

On October 27, 2015, the Company completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8 million ordinary shares to 1,319.3 million. The nominal value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro cent each under the reorganisation. All ‘B’ Shares and Deferred Shares issued in connection with the B scheme were either redeemed or cancelled during the period such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

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

Under Option Plan 2000, each of the non-executive directors at that time were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options were exercisable between June 2012 and June 2014. In addition, 39 senior managers (including five of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options were exercisable between September 18, 2013 and September 17, 2015, but only for managers who continued to be employed by the Company through September 18, 2013.

During fiscal year 2014, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s annual general meeting on September 20, 2013 (referred to herein as “Option Plan 2013”), under which all employees and directors are eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2014. All options will be subject to a five year performance period beginning with the year in which a grant occurs. The Remuneration Committee has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets will relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax figures for each of the financial years of the performance period and/or certain share price targets. The Option Plan 2013 replaced all stock options plans previously approved by shareholders for all future grants, as these previously approved plans have expired.

Under Option Plan 2013, 36 senior managers (including 7 of the current executive officers) and 10 of the current non-executive Board members were granted 10 million share options, in the aggregate, at a strike price of €6.25 in July 2014. These options are exercisable between June 2019 and July 2022. They will only vest if certain targets in relation to net profit and/or share price are achieved and will only be available to managers/directors who continue to be employed by the Company through April 30, 2019. Also under Option Plan 2013, 3.5 million share options were granted, in aggregate, to executive officers at a strike price of €6.74 in October 2014. These options are exercisable between September, 2019 and October, 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available to executives who continue to be employed by the Company through July 31, 2019. On November 11, 2014, 5 million options were granted to Mr. O’Leary under Option Plan 2013 as part of his new 5 year contract. These options which were granted at a strike price of €8.345 are exercisable between September 2019 and November 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available if Mr. O’Leary continues to be employed by the Company through July 31, 2019. During fiscal 2016, 60,000 options were granted under Option plan 2013 to new non-executive Board members at a strike price of €11.38. These options are exercisable between August 2019 and August 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available to those non-executive Board members who continue to be directors through April 30, 2019.

The aggregate of 17.3 million Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2016 under Company’s option plan represent approximately 1.4% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 11.9 million Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see Notes 15 and 19 to the consolidated financial statements included herein.

ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the Articles of Association of Ryanair Holdings. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Articles.

Objects. Ryanair Holdings’ objects, which are detailed in its Articles, are broad and include carrying on business as an investment and holding company. Ryanair Holdings’ Irish company registration number is 249885.

Directors. Subject to certain exceptions, directors may not vote on matters in which they have a material interest. The ordinary remuneration of the directors is determined from time to time by ordinary resolutions of the shareholders. Any director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the directors may determine. The directors may exercise all the powers of the Company to borrow money. The directors are not required to retire at any particular age. There is no requirement for directors to hold shares. The Articles of Association provide that one-third of the directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. The directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of directors.

Annual and General Meetings. Annual and extraordinary meetings are called upon 21 days’ advance notice. All Ryanair shareholders may appoint proxies electronically to attend, speak, ask questions and vote on behalf of them at annual general meetings and to reflect certain other provisions of those Regulations. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company, subject to limitations described below under “—Limitations on the Right to Own Shares.”

Rights, Preferences and Dividends Attaching to Shares. The Company has only three classes of shares, Ordinary Shares with a par value of 0.60 euro cent per share, B Shares with a nominal value of 0.05 cent per share and Deferred Shares with a nominal value of 0.05 cent per share.  The B Shares and the Deferred Shares were created at an EGM of the Company held on 22 October 2015 in connection with a return of value to shareholders arising from the sale of the Company’s shareholding in Aer Lingus plc, and no such shares remain in issue.  Accordingly, the Ordinary Shares currently represent the only class of shares in issue and rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the directors for the benefit of the Company until claimed. If the directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The Ordinary Shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Articles of the Company.

Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolutions passed at meetings of the shareholders of the Company.

Limitations on the Rights to Own Shares. The Articles contain detailed provisions enabling the directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See “—Limitations on Share Ownership by Non-EU Nationals” below. Such powers may be exercised by the directors if they are of the view that any licence, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and the exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking at or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company provide that the directors will not register any person as a holder of shares unless such person has completed a declaration indicating his/her nationality and the nature and extent of any interest which he/she holds in Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages – i.e., 10%, 25%, 50% and 75%.

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

MATERIAL CONTRACTS

On March 19, 2013, the Company announced that it had entered into an agreement with Boeing to purchase 175 Boeing 737-800NG aircraft, over a five year period from fiscal 2015 to 2019 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an EGM on June 18, 2013. In April 2014, the Company agreed to purchase an additional five Boeing 737-800 next generation aircraft and in February 2015, the Company agreed to purchase an additional three Boeing 737-800 next generation. This brings the total number of 737-800 next generation aircraft on order to 183, with a list value of approximately $14.4 billion. At March 31, 2016, 52 of these aircraft had been delivered.

In September 2014, the Group entered into an agreement with Boeing to purchase 200 Boeing 737-MAX-200 aircraft (100 firm orders and 100 aircraft subject to option), with a list value of approximately $20.5 billion (assuming all options are exercised), over a five year period from fiscal 2020 to 2024 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an EGM on November 28, 2014.

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

The 1992 Act prohibits financial transfers involving President Lukashenko, the Belarusian leadership and certain other officials of Belarus, the late Slobodan Milosevic and associated persons, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Burma (Myanmar), certain persons and entities associated with the now deceased Usama Bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, the Democratic Republic of Congo, certain persons in Egypt, certain activities, persons and entities in Eritrea, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iraq, Côte d’Ivoire, certain activities in Lebanon, certain activities in Liberia and the former Liberian President Charles Taylor, his immediate family and close associates, Libya, certain persons and activities in Sudan and South Sudan, Somalia, Tunisia, Zimbabwe, certain activities, persons and entities in Syria and Iran, certain persons, entities and bodies in Ukraine, certain persons, entities and bodies in the Republic of Guinea-Bissau, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

As an additional measure, to ensure the percentage of shares held by EU nationals remains at least 50.1%, at the EGM held on April 19, 2012, the Company obtained a new repurchase authority which will enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority was renewed at each subsequent Annual General Meeting since then and was last renewed at the Annual General Meeting held on September 24, 2015.

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

As of June 30, 2016, EU nationals owned at least 53.6% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

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

United States Federal Income Tax Considerations

Except as described below under the heading “Non-U.S. Holders,” the following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a holder who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs (“U.S. Holders”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Ordinary Shares or the ADRs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, insurance companies, dealers in securities or currencies, partnerships or partners therein, entities subject to the branch profits tax, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company, U.S. Holders whose “functional currency” is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as part of an integrated investment (including a “straddle”) consisting of the Ordinary Shares or the ADRs and one or more other positions.

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

Taxation of Dividends

Dividends, if any, paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, should be included in the gross income of a U.S. Holder when the dividends are received by the holder or the Depositary. Such dividends generally should not be eligible for the “dividends received” deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro should be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder or the Depositary. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in Euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual on or post January 1, 2013 with respect to the Ordinary Shares or ADRs should be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends” (apart from the Medicare contribution tax referred to below), and the individual has taxable income that exceeds certain thresholds.  Dividends paid on the Ordinary Shares or ADRs should be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Effective January 1, 2013, a Medicare contribution tax of 3.8% may also be applicable to U.S. individuals, estates and trusts. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its fiscal 2016 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its fiscal 2017 taxable year. Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividend, the tax credit attaching to the dividend (as used herein the “Tax Credit”; see “—Irish Tax Considerations”) generally should be treated as a foreign income tax eligible for credit against such U.S. Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividend paid by the Company to such U.S. Holder should constitute income from sources outside the United States for foreign tax credit purposes, and generally should constitute “passive category” income for such purposes.

Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities.

U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of Ordinary Shares that are made as part of a pro rata distribution to all stockholders generally should not be subject to U.S. federal income tax.

Taxation of Capital Gains

Sale or Disposition of Ordinary Shares or ADRs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADRs generally should be treated for U.S. federal income tax purposes as capital gains or losses, which generally should be long-term capital gains or losses if the ADRs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder post January 1, 2013 generally is subject to taxation at a maximum rate of 20%. Short term capital gains are subject to U.S. federal taxation at ordinary income rates. Effective January 1, 2013, a Medicare contribution tax of 3.8% may also be applicable to U.S. individuals, estates and trusts. Gains realized by a U.S. Holder generally should constitute income from sources within the United States for foreign tax credit purposes and generally should constitute “passive category” income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations.

Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Non-U.S. Holders. A holder of Ordinary Shares or ADRs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. Holder”) generally should not be subject to U.S. federal income or withholding tax on dividends received on such Ordinary Shares or ADRs unless such income is effectively connected with the conduct by such holder of a trade or business in the United States. A Non-U.S. Holder of ADRs or Ordinary Shares should not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of Ordinary Shares or ADRs, unless (i) such gain is effectively connected with the conduct by such holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings’ Articles may be examined at its registered office and principal place of business at its Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2016. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 41% and 43% of such expenses in fiscal years 2016 and 2015, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2016 Compared with Fiscal Year 2015—Fuel and Oil.” As of July 21, 2016, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 95% of its estimated requirements for the fiscal year ending March 31, 2017 at prices equivalent to approximately $622 per metric ton. In addition, as of July 21, 2016, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 55% of its estimated requirements for the fiscal year ending March 31, 2018 at prices equivalent to approximately $496 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that period.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized losses or gains on outstanding forward agreements at March 31, 2016 and 2015, based on their fair values, amounted to €596.6 million loss and €813.2 million loss (gross of tax), respectively. Based on Ryanair’s fuel consumption for the 2016 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €2.5 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in the 2015 and 2016 fiscal years, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In the 2016 fiscal year, the Company recorded a negative fair-value adjustment of €522.0 million (net of tax), and in the 2015 fiscal year the Company recorded a negative fair-value adjustment of €711.6 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 63% and 28%, respectively, of Ryanair’s total revenues in the 2016 fiscal year (2015: 63% and 27% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In the 2016 and 2015 fiscal years, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2016, the total unrealized gain relating to these contracts amounted to €44.9 million, compared to a €623.1 million unrealized gain at March 31, 2015.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2016 fiscal year, the Company recorded a negative fair-value adjustment of €505.9 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a positive fair-value adjustment of €589.9 million in the 2015 fiscal year.

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

At March 31, 2016, the fair value of the cross currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a loss of €7.7 million (gross of tax) compared to a gain of €21.3 million in fiscal 2015. In the 2016 fiscal year, the Company recorded a negative fair-value adjustment of €11.9 million (net of tax), compared to a positive fair-value adjustment of €41.3 million in fiscal 2015, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During the 2016 and 2015 fiscal years, the Company also entered into a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2016, the total unrealized gain relating to these contracts amounted to €250.5 million, compared to €614.6 million unrealized gain at March 31, 2015.

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

At March 31, 2016, the total unrealized gains relating to these contracts amounted to €250.5 million, while at March 31, 2015 unrealized gains amounted to €614.6 million. Under IFRS, the Company recorded fair-value adjustments of €219.2 million and fair-value adjustments of €537.8 million for cash-flow hedges in the 2016 and 2015 fiscal years, respectively. No amounts were recorded for such fair-value hedges from other accumulated comprehensive income in the 2016 and 2015 fiscal years.

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2016 would have a respective positive or negative impact on the income statement of €0.1 million (net of tax) (2015: €3.2 million; 2014: €3.0 million). The same movement of 10% in foreign currency exchange rates would have a positive €567.6 million impact (net of tax) on equity if the rate fell by 10% and negative €464.4 million impact (net of tax) if the rate increased by 10%. (2015: €818.7 million positive or €766.4 million negative; 2014: €288.2 million positive or negative).

INTEREST RATE EXPOSURE AND HEDGING

The Company’s purchase of 226 of the 341 Boeing 737-800 aircraft in the fleet as of March 31, 2016 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 194 aircraft), JOLCOs (26 aircraft) and commercial debt (6 aircraft). In addition, the Company has raised unsecured debt via capital market bond issuances. The Company had outstanding cumulative borrowings under the above facilities of €4,023.0 million with a weighted average interest rate of 1.97% at March 31, 2016. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2016. At March 31, 2016, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €8.2 million (gross of tax), as compared with a loss of €10.7 million at March 31, 2015. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €6.4 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €30.5 million in the 2016 fiscal year.

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

Reimbursement of Fees

From April 1, 2015 to June 30, 2016 the Depositary collected annual depositary services fees equal to approximately $4.0 million from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2016, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2016, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2016, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2016.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

Report of INDEPENDENT Registered Public Accounting Firm

The Board of Directors and Shareholders

Ryanair Holdings plc:

We have audited Ryanair Holdings plc’s (the “Company”) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2016, 2015 and 2014 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated July 22, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Dublin, Ireland

July 22, 2016

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the 2016 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2016, 2015 and 2014:

	Year Ended March 31,
	2016	2015	2014
	(millions)
Audit fees	€0.4	€0.5	€0.5
Tax fees	€0.3	€0.3	€0.3
Total fees	€0.7	€0.8	€0.8

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in the 2016 fiscal year.

	Total Number of	Average Price
	Ordinary Shares	Paid Per
Month / Period	Purchased (a)	Ordinary Share
	(Millions)	(€)
April 1, 2015 to April 30, 2015	5.4	11.28
May 1, 2015 to May 31, 2015	5.5	11.03
June 1, 2015 to June 30, 2015	6.2	11.77
July 1, 2015 to July 31, 2015	4.6	12.45
August 1, 2015 to August 31, 2015	2.9	12.78
September 1, 2015 to September 30, 2015	––	––
October 1, 2015 to October 31, 2015	––	––
November 1, 2015 to November 30, 2015	––	––
December 1, 2015 to December 31, 2015	––	––
January 1, 2016 to January 31, 2016	––	––
February 1, 2016 to February 29, 2016	14.8	14.18
March 1, 2016 to March 31, 2016	14.3	14.60
Total (Year-end)	53.7	13.15
Post Year-end (b)	36.0	13.02

(a)

The Ordinary Share purchases in the table above have not been made pursuant to publicly announced plans or programs, and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution.

(b)

From April 1, 2016 to July 21, 2016 the Company bought back 36 million ordinary shares, at a total cost of €467.5 million, for cancellation. Cumulatively these buy-backs are equivalent to 2.8% of the issued share capital of the Company at July 21, 2016.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets of Ryanair Holdings plc at March 31, 2016, March 31, 2015 and March 31, 2014	F-2
Consolidated Income Statements of Ryanair Holdings plc for the Years ended March 31, 2016, March 31, 2015 and March 31, 2014	F-3
Consolidated Statements of Comprehensive Income of Ryanair Holdings plc for the Years ended March 31, 2016, March 31, 2015 and March 31, 2014	F-4
Consolidated Statements of Changes in Shareholders’ Equity of Ryanair Holdings plc for the Years ended March 31, 2016, March 31, 2015 and March 31, 2014	F-5
Consolidated Cash Flow Statements of Ryanair Holdings plc for the Years ended March 31, 2016, March 31, 2015 and March 31, 2014	F-7
Notes	F-8

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

4.3

Purchase Agreement No. 3941 between The Boeing Company and Aviation Finance and Leasing S.a.r.l. (a wholly owned subsidiary of Ryanair Ltd) relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.3 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2013 (Commission file No. 000-29304)).

4.4.

Purchase Agreement No. 3941 between the Boeing Company and Aviation Finance and Leasing S.a.r.l. (a wholly owned subsidiary of Ryanair Ltd) relating to Model Boeing 737-MAX-200 aircraft, together with ancillary documents (incorporated herein by reference to Exhibit 4.4. of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2015 (Commission file No. 000-29304)).

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

Date: July 22, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ryanair Holdings plc:

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the Company) as of March 31, 2016, 2015 and 2014 and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryanair Holdings plc and subsidiaries as of March 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ryanair Holdings plc’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 22, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland

July 22, 2016

Consolidated Balance Sheet

		At March 31,	At March 31,	At March 31,
		2016	2015	2014
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	6,261.5	5,471.1	5,060.3
Intangible assets	3	46.8	46.8	46.8
Available for sale financial assets	4	—	371.0	260.3
Derivative financial instruments	5	88.5	554.5	0.4
Total non-current assets		6,396.8	6,443.4	5,367.8
Current assets
Inventories	6	3.3	2.1	2.5
Other assets	7	148.5	138.7	124.2
Current tax	12	—	0.8	1.1
Trade receivables	8	66.1	60.1	58.1
Derivative financial instruments	5	269.1	744.4	16.7
Restricted cash	9	13.0	6.7	13.3
Financial assets: cash > 3 months		3,062.3	3,604.6	1,498.3
Cash and cash equivalents		1,259.2	1,184.6	1,730.1
Total current assets		4,821.5	5,742.0	3,444.3
Total assets		11,218.3	12,185.4	8,812.1
Current liabilities
Trade payables		230.6	196.5	150.0
Accrued expenses and other liabilities	10	2,112.7	1,938.2	1,561.2
Current maturities of debt	11	449.9	399.6	467.9
Current tax	12	20.9	—	—
Derivative financial instruments	5	555.4	811.7	95.4
Total current liabilities		3,369.5	3,346.0	2,274.5
Non-current liabilities
Provisions	13	149.3	180.8	133.9
Derivative financial instruments	5	111.6	73.4	43.2
Deferred tax	12	385.5	462.3	368.6
Other creditors	14	32.5	55.8	90.4
Non-current maturities of debt	11	3,573.1	4,032.0	2,615.7
Total non-current liabilities		4,252.0	4,804.3	3,251.8
Shareholders’ equity
Issued share capital	15	7.7	8.7	8.8
Share premium account	15	719.4	718.6	704.2
Other undenominated capital		2.3	1.3	1.2
Retained earnings		3,166.1	2,706.2	2,465.1
Other reserves	16	(298.7)	600.3	106.5
Shareholders’ equity		3,596.8	4,035.1	3,285.8
Total liabilities and shareholders’ equity		11,218.3	12,185.4	8,812.1

The accompanying notes are an integral part of the financial information.

On behalf of the Board
M. O’Leary	D. Bonderman
Director	Director
July 22, 2016

Consolidated Income Statement

		Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2016	2015	2014
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	17	4,967.2	4,260.3	3,789.5
Ancillary revenues	17	1,568.6	1,393.7	1,247.2
Total operating revenues – continuing operations	17	6,535.8	5,654.0	5,036.7
Operating expenses
Fuel and oil		(2,071.4)	(1,992.1)	(2,013.1)
Airport and handling charges		(830.6)	(712.8)	(617.2)
Route charges		(622.9)	(547.4)	(522.0)
Staff costs	18	(585.4)	(502.9)	(463.6)
Depreciation	2	(427.3)	(377.7)	(351.8)
Marketing, distribution and other		(292.7)	(233.9)	(192.8)
Maintenance, materials and repairs		(130.3)	(134.9)	(116.1)
Aircraft rentals		(115.1)	(109.4)	(101.5)
Total operating expenses		(5,075.7)	(4,611.1)	(4,378.1)
Operating profit – continuing operations		1,460.1	1,042.9	658.6
Other income/(expense)
Gain on disposal of available for sale financial asset	4	317.5	—	—
Finance expense	20	(71.1)	(74.2)	(83.2)
Finance income		17.9	17.9	16.5
Foreign exchange (loss)		(2.5)	(4.2)	(0.5)
Total other income/(expenses)		261.8	(60.5)	(67.2)
Profit before tax		1,721.9	982.4	591.4
Tax expense on profit on ordinary activities	12	(162.8)	(115.7)	(68.6)
Profit for the year – all attributable to equity holders of parent		1,559.1	866.7	522.8
Basic earnings per ordinary share (euro cent)	22	116.26	62.59	36.96
Diluted earnings per ordinary share (euro cent)	22	115.63	62.46	36.86
Number of ordinary shares (in Ms)	22	1,341.0	1,384.7	1,414.6
Number of diluted shares (in Ms)	22	1,348.4	1,387.6	1,418.2

The accompanying notes are an integral part of the financial information.

On behalf of the Board
M. O’Leary	D. Bonderman
Director	Director
July 22, 2016

Consolidated Statement of Comprehensive Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Profit for the year	1,559.1	866.7	522.8
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Net actuarial gain/(loss) from retirement benefit plans	0.4	(2.4)	(1.6)
	0.4	(2.4)	(1.6)
Items that are or may be reclassified subsequently to profit or loss:
Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	365.7	363.4	(108.0)
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(39.6)	(40.0)	(0.1)
Net change in fair value of cash-flow hedges transferred to profit or loss	(935.2)	68.3	24.4
Net movements in cash-flow hedge reserve	(609.1)	391.7	(83.7)
Available for sale financial asset:
Net increase in fair value of available-for-sale financial asset - reclassified to profit or loss	—	110.7	39.1
Disposal of available-for-sale financial asset	(291.4)	—	—
	(900.5)	500.0	(44.6)
Total other comprehensive (loss)/income for the year, net of income tax	(900.1)	500.0	(46.2)
Total comprehensive income for the year – all attributable to equity holders of parent	659.0	1,366.7	476.6

The accompanying notes are an integral part of the financial information.

On behalf of the Board
M. O’Leary	D. Bonderman
Director	Director
July 22, 2016

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other		Other Reserves
	Ordinary	Share	Premium	Retained	Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	––	0.5	155.7	3,272.6
Profit for the year	––	––	––	522.8	––	––	––	––	522.8
Other comprehensive income
Net actuarial losses from retirement benefits plan	––	––	––	(1.6)	––	––	––	––	(1.6)
Net movements in cash-flow reserve	––	––	––	––	––	––	(83.7)	––	(83.7)
Net change in fair value of available for sale financial asset	––	––	––	––	––	––	––	39.1	39.1
Total other comprehensive income/(loss)	—	—	—	(1.6)	—	—	(83.7)	39.1	(46.2)
Total comprehensive income	––	––	––	521.2	––	––	(83.7)	39.1	476.6
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	5.7	––	16.4	––	––	––	––	––	16.4
Share-based payments	––	––	––	––	––	––	––	1.9	1.9
Repurchase of ordinary equity shares	––	––	––	(481.7)	––	––	––	––	(481.7)
Cancellation of repurchased ordinary shares	(69.5)	(0.4)	––	––	0.4	––	––	––	––
Transfer of exercised and expired share-based awards	––	––	––	7.0	––	––	––	(7.0)	––
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	—	(83.2)	189.7	3,285.8
Profit for the year	––	––	––	866.7	––	––	––	––	866.7
Other comprehensive income
Net actuarial losses from retirement benefits plan	––	––	––	(2.4)	––	––	––	––	(2.4)
Net movements in cash-flow reserve	––	––	––	––	––	––	391.7	––	391.7
Net change in fair value of available-for -sale asset	––	––	––	––	––	––	––	110.7	110.7
Total other comprehensive income/(loss)	—	—	—	(2.4)	—	—	391.7	110.7	500.0
Total comprehensive income	––	––	––	864.3	––	––	391.7	110.7	1,366.7
Transactions with owners of the Company, recognised directly in equity					––	––	––
Issue of ordinary equity shares	5.0	––	14.4	––	––	––	––	––	14.4
Share-based payments	––	––	––	-	––	––	––	0.5	0.5
Repurchase of ordinary equity shares	––	––	––	(108.8)	––	(3.2)	––	––	(112.0)
Cancellation of repurchased ordinary shares	(10.6)	(0.1)	––	––	0.1	––	––	––	––
Dividend paid	––	––	––	(520.3)	––	––	––	––	(520.3)
Transfer of exercised and expired share-based awards	––	––	––	5.9	––	–––		(5.9)	––
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other		Other Reserves
	Ordinary	Share	Premium	Retained	Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Profit for the year	––	––	––	1,559.1	––	––	––	––	1,559.1
Other comprehensive income
Net actuarial gains from retirement benefits plan	––	––	––	0.4	––	––	––	––	0.4
Net movements in cash-flow reserve	––	––	––	––	––	––	(609.1)	––	(609.1)
Net change in fair value of available-for -sale asset	––	––	––	––	––	––	––	(291.4)	(291.4)
Total other comprehensive income/(loss)	—	—	—	0.4	—	—	(609.1)	(291.4)	(900.1)
Total comprehensive income	—	—	—	1,559.5	—	—	(609.1)	(291.4)	659.0
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	0.3	––	0.8	––	––	––	––	––	0.8
Share capital reorganisation	(33.8)	(0.7)	––	––	0.7	––	––	––	––
Share-based payments	––	––	––	––	––	––	––	5.9	5.9
Repurchase of ordinary equity shares	––	––	––	(698.8)	––	(7.3)	––	––	(706.1)
Cancellation of repurchased ordinary shares	(53.2)	(0.3)	––	––	0.3	––	––	––	––
Treasury shares cancelled	(0.3)	––	––	(3.2)	––	3.2	––	––	––
Dividend paid	––	––	––	(397.9)	––	––	––	––	(397.9)
Transfer of exercised and expired share-based awards	––	––	––	0.3	––	––	––	(0.3)	––
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Operating activities
Profit after tax	1,559.1	866.7	522.8
Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation	427.3	377.7	351.8
Retirement costs	0.2	0.2	(1.2)
Tax expense on profit on ordinary activities	162.8	115.7	68.6
Share-based payments charge	5.9	0.5	1.9
(Increase)/decrease in inventories	(1.2)	0.4	0.2
(Increase) in trade receivables	(6.0)	(2.0)	(2.0)
(Increase) in other current assets	(11.2)	(12.3)	(56.6)
Increase in trade payables	34.1	46.5	11.7
Increase in accrued expenses	175.0	364.4	220.7
(Decrease) in other creditors	(23.3)	(34.6)	(37.4)
(Decrease)/increase in provisions	(31.8)	44.0	(2.7)
Gain on disposal of available for sale financial asset	(317.5)	—	—
Decrease/(increase) in finance income	1.4	(2.2)	0.1
(Decrease)/increase in finance expense	(1.0)	12.8	(0.9)
Income tax paid	(127.5)	(88.4)	(32.4)
Net cash provided by operating activities	1,846.3	1,689.4	1,044.6
Investing activities
Capital expenditure (purchase of property, plant and equipment)	(1,217.7)	(788.5)	(505.8)
Disposal of available for sale asset	398.1	—	—
(Increase)/decrease in restricted cash	(6.3)	6.6	11.4
Decrease/(increase) in financial assets: cash > 3 months	542.3	(2,106.3)	795.1
Net cash (used in)/provided by investing activities	(283.6)	(2,888.2)	300.7
Financing activities
Net proceeds from shares issued	0.8	14.4	16.4
Shareholder returns	(1,104.0)	(632.3)	(481.7)
Proceeds from long term borrowings	—	1,690.9	—
Repayments of long term borrowings	(384.9)	(419.7)	(390.8)
Net cash (used in)/provided by financing activities	(1,488.1)	653.3	(856.1)
Increase/(decrease) in cash and cash equivalents	74.6	(545.5)	489.2
Cash and cash equivalents at beginning of year	1,184.6	1,730.1	1,240.9
Cash and cash equivalents at end of year	1,259.2	1,184.6	1,730.1

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1.	Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2016 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2016.  In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Acts 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

The following new and amended standards, that have been issued by the IASB, and are effective under those standards for the first time for the financial year beginning on or after January 1, 2015, and have also been endorsed by the EU, have been applied by the Group for the first time in the consolidated financial statements;

•	“Annual Improvements to IFRSs”. 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

•	“Annual Improvements to IFRSs”. 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the year ended March 31, 2016.

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

Long-lived assets

As of March 31, 2016, Ryanair had €6.3 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2016. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Number of Owned Aircraft
Aircraft Type	at March 31, 2016	Useful Life	Residual Value
Boeing 737-800s	298(a)	23 years from date of	15% of current market value of new
		manufacture	aircraft, determined periodically

(a)	The Company operated 341 aircraft as of March 31, 2016, of which 43 were leased.

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

During the year ended March 31, 2016 the Company disposed of its 29.8% shareholding in Aer Lingus, which had been accounted for as an available-for-sale security.

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

Expenses are classified and presented in accordance with the nature-of-expenses method. We disclose separately on the face of the income statement, within other income and expense, losses on the impairment of available-for-sale financial assets and gains or losses on disposal of property, plant and equipment. The nature of the Company’s available-for-sale asset is that of a financial investment; accordingly, the gain on disposal of and/or any impairment of the investment is categorised as finance expense and included in other income/(expense) as a separate line item. The presentation of gains or losses on the disposal of property, plant and equipment within other income/(expense) accords with industry practice.

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

Retirement benefit obligations

The Company provides certain employees with post-retirement benefits in the form of pensions. The Company currently operates a number of defined contribution schemes.

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

Dividend distributions are recognised as a liability in the period in which the dividends are approved by the Company’s shareholders.

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

•	Amendments to IFRS 11: “Accounting for Acquisitions of Interests in Joint Operations” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IAS 16 and IAS 38: “Clarification of Acceptable Methods of Depreciation and Amortisation” effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IAS 16: “Property, Plant and Equipment” and IAS 41: “Bearer Plants” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IAS 27: “Equity Method in Separate Financial Statements” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IAS 1: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2016).

•	“Annual Improvements to IFRSs”. 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IFRS 10, IFRS 12 and IAS 28: “Investment Entities: Applying the consolidation exception” (effective for fiscal periods beginning on or after January 1, 2016).*

•	IFRS 14: “Regulatory Deferral Accounts” (effective for fiscal periods beginning on or after January 1, 2016).*

•	Amendments to IAS 7: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2017).*

•	Amendments to IAS 12: “Recognition of deferred tax assets for unrealised losses” (effective for fiscal periods beginning on or after January 1, 2017).*

•	IFRS 15: “Revenue from Contracts with Customers” (effective for fiscal periods beginning on or after January 1, 2018).*

•	IFRS 16: “Leases” (effective for fiscal periods beginning on or after January 1, 2018).*

•	Amendments to IFRS 2:”Classification and Measurement of Share-based Payment Transactions” (effective for fiscal periods beginning on or after January 1, 2018).*

•	IFRS 9: “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2019).*

*     These standards or amendments to standards are not as yet EU endorsed.

2.	Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2016
Cost
At March 31, 2015	7,538.1	67.4	29.5	44.1	2.5	7,681.6
Additions in year	1,203.8	3.4	2.9	6.5	1.1	1,217.7
Disposals in year	(75.5)	—	—	—	—	(75.5)
At March 31, 2016	8,666.4	70.8	32.4	50.6	3.6	8,823.8
Depreciation
At March 31, 2015	2,127.7	21.7	24.0	34.8	2.3	2,210.5
Charge for year	415.5	3.4	2.7	5.4	0.3	427.3
Eliminated on disposal	(75.5)	—	—	—	—	(75.5)
At March 31, 2016	2,467.7	25.1	26.7	40.2	2.6	2,562.3
Net book value
At March 31, 2016	6,198.7	45.7	5.7	10.4	1.0	6,261.5

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2015
Cost
At March 31, 2014	6,815.7	67.3	26.6	36.5	2.4	6,948.5
Additions in year	777.0	0.1	2.9	8.4	0.1	788.5
Disposals in year	(54.6)	—	—	(0.8)	—	(55.4)
At March 31, 2015	7,538.1	67.4	29.5	44.1	2.5	7,681.6
Depreciation
At March 31, 2014	1,814.6	18.3	21.5	31.6	2.2	1,888.2
Charge for year	367.7	3.4	2.5	4.0	0.1	377.7
Eliminated on disposal	(54.6)	—	—	(0.8)	—	(55.4)
At March 31, 2015	2,127.7	21.7	24.0	34.8	2.3	2,210.5
Net book value
At March 31, 2015	5,410.4	45.7	5.5	9.3	0.2	5,471.1

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2014
Cost
At March 31, 2013	6,409.6	58.8	23.2	33.2	2.3	6,527.1
Additions in year	490.5	8.5	3.4	3.3	0.1	505.8
Disposals in year	(84.4)	—	—	—	—	(84.4)
At March 31, 2014	6,815.7	67.3	26.6	36.5	2.4	6,948.5
Depreciation
At March 31, 2013	1,555.1	15.7	19.3	28.6	2.1	1,620.8
Charge for year	343.9	2.6	2.2	3.0	0.1	351.8
Eliminated on disposal	(84.4)	—	—	—	—	(84.4)
At March 31, 2014	1,814.6	18.3	21.5	31.6	2.2	1,888.2
Net book value
At March 31, 2014	5,001.1	49.0	5.1	4.9	0.2	5,060.3

At March 31, 2016, aircraft with a net book value of €3,570.9 million (2015: €3,713.9 million; 2014: €3,912.1 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new

Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2016, the cost and net book value of aircraft included advance payments on aircraft of €687.1 million (2015: €631.1 million; 2014: €282.1 million).  Such amounts, where present, are not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

The net book value of assets held under finance leases at March 31, 2016, 2015 and 2014 was €452.7 million, €535.0 million, and €559.0 million respectively.

During the year, €9.4 million (2015: €9.8 million; 2014: Nil) of borrowing costs were capitalized as part of property, plant and equipment.  Borrowing costs have been capitalized at a rate of 1.482% (2015: 1.836%: 2014; Nil).

3.	Intangible assets

	At March 31,
	2016	2015	2014
	€M	€M	€M
Landing rights	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 4.0% for 2016, 4.0% for 2015 and 5.3% for 2014.

4.	Available-for-sale financial assets

	At March 31,
	2016	2015	2014
	€M	€M	€M
Investment in Aer Lingus	—	371.0	260.3

During the year ended March 31, 2016 Ryanair disposed of its 29.8% shareholding in Aer Lingus for cash consideration of €398.1 million or €2.50 per share, resulting in a gain in the income statement of €317.5 million, primarily due to the reclassification of unrealised gains from other comprehensive income and reserves to the income statement. The investment had previously been impaired to €0.50 per share in prior periods. As at March 31, 2015 Ryanair’s total percentage shareholding was 29.8% (2014: 29.8%). The balance sheet value at March 31, 2015 of €371.0 million (2014: €260.3 million) reflected the market value of this investment as at that time. In accordance with the Company’s accounting policy, this asset was held at fair value with a corresponding adjustment to other comprehensive income following initial acquisition. Any impairment losses that arose were recognised in the income statement and were not subsequently reversed.  Any cumulative loss previously recognised in other comprehensive income was transferred to the income statement once an impairment was considered to have occurred.

During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million.

In 2006 and 2012, Ryanair made offers to acquire the entire share capital of Aer Lingus, but both of these offers were prohibited by the European Commission on competition grounds. In addition, from 2010 to 2013 the U.K.

competition authority investigated Ryanair’s minority stake in Aer Lingus. On August 28, 2013, it issued its decision in which it found that Ryanair’s shareholding “gave it the ability to exercise material influence over Aer Lingus” and “had led or may be expected to lead to a substantial lessening of competition in the markets for air passenger services between Great Britain and Ireland”, and ordered Ryanair to reduce its shareholding in Aer Lingus to no more than five percent of Aer Lingus’ issued ordinary shares. Ryanair appealed this decision on procedural and substantive grounds, but withdrew the appeal in September 28, 2015, following the sale of its stake in Aer Lingus on September 1, 2015.

On June 19, 2015 IAG issued a formal offer for Aer Lingus Group plc.  The offer, which was recommended by the Board of Aer Lingus Group plc, consisted of cash consideration of €2.50 per ordinary share plus a €0.05 ordinary dividend (already paid in May 2015). On July 10, 2015 Ryanair confirmed that the Board of Ryanair Holdings plc voted unanimously to accept the IAG offer for Ryanair’s 29.8% shareholding in Aer Lingus Group plc, subject to that offer receiving merger clearance from the European Commission which was subsequently granted on July 15, 2015. On September 1, 2015 the Company received total consideration of €398.1 million for the sale of its stake in Aer Lingus.

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

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2016, the Company had hedged approximately 95% (2015; 90%, 2014; 90%) of its estimated fuel exposure for the next fiscal year and hedged approximately 38% of its estimated fuel exposure for fiscal 2018.

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

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral for the counterparty’s exposure to risk of fluctuations on certain derivative arrangements with Ryanair (restricted cash). At March 31, 2016, such restricted cash (including amounts held in Escrow not relating to derivatives) amounted to €13.0 million (2015: €6.7 million; 2014: €13.3 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

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

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2016	2015	2014
	€M	€M	€M
Non-current assets
Gains on cash-flow hedging instruments – maturing after one year	88.5	554.5	0.4
	88.5	554.5	0.4
Current assets
Gains on cash flow hedging instruments – maturing within one year	269.1	744.4	16.7
	269.1	744.4	16.7
Total derivative assets	357.6	1,298.9	17.1
Current liabilities
Losses on cash flow hedging instruments – maturing within one year	(555.4)	(811.7)	(95.4)
	(555.4)	(811.7)	(95.4)
Non-current liabilities
Losses on cash flow hedging instruments – maturing after one year	(111.6)	(73.4)	(43.2)
	(111.6)	(73.4)	(43.2)
Total derivative liabilities	(667.0)	(885.1)	(138.6)
Net derivative financial instrument position at year-end	(309.4)	413.8	(121.5)

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value	Fair value	Fair value
	2016 (a)	2015 (a)	2014 (a)
	€M	€M	€M
Interest rate swaps (b)
Less than one year (c)	(10.4)	(7.4)	(31.0)
Between one and five years	(0.5)	(3.5)	(40.9)
After five years	2.7	0.2	(0.5)
	(8.2)	(10.7)	(72.4)
Foreign currency forward contracts (b)
Less than one year	266.6	702.2	(64.4)
Between one and five years	28.7	534.0	(0.7)
After five years	—	1.5	(1.1)
	295.3	1,237.7	(66.2)
Commodity forward contracts (d)
Less than one year	(542.6)	(762.1)	16.7
Between one and five years	(53.9)	(51.1)	0.4
	(596.5)	(813.2)	17.1
Net derivative position at year end	(309.4)	413.8	(121.5)

(a)	The derivative arrangements in the above table have been netted for disclosure purposes only. The amounts included on the Balance Sheet are gross amounts as the Company does not qualify for netting.

(b)

Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.

(c)

€10.4 million interest rate swap financial liabilities falling due within one year, is net of €1.8 million derivative financial assets, falling due within one year, in respect of cross currency interest rate swaps (see Note 11 to the consolidated financial statements).

(d)	€596.5 million commodity forward contracts relate solely to jet fuel derivative financial liabilities (see Note 11 of the consolidated financial statements).

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2016	2015	2014
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for (gains)/losses recognised in fuel and oil operating expenses, net of tax	(891.4)	135.4	0.7
Interest rate swaps
Reclassification adjustments for (gains)/losses recognised in finance expense, net of tax	(15.4)	18.9	24.0
Foreign currency forward contracts
Reclassification adjustments for (gains) recognised in fuel and oil operating expenses, net of tax	(28.4)	(86.0)	(0.3)
	(935.2)	68.3	24.4

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2016	2015	2014
	€M	€M	€M
Foreign currency forward contracts
Recognised in property plant and equipment – aircraft additions	(39.6)	(40.0)	(0.1)
	(39.6)	(40.0)	(0.1)

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur and to impact on profit or loss, as of March 31, 2016, 2015 and 2014:

		Expected
	Carrying	Cash
	Amount	Flows	2017	2018	2019	2020	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2016
Interest rate swaps	(8.2)	26.2	(2.1)	4.0	2.8	3.8	17.7
U.S. dollar currency forward contracts	44.9	54.7	86.3	(37.1)	2.3	2.0	1.2
U.S. dollar currency forward contracts to be capitalised in property, plant and equipment - aircraft additions	250.4	241.7	180.3	61.4
Commodity forward contracts	(596.5)	(596.5)	(542.5)	(54.0)	—	—	—
	(309.4)	(273.9)	(278.0)	(25.7)	5.1	5.8	18.9

		Expected
	Carrying	Cash
	Amount	Flows	2016	2017	2018	2019	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2015
Interest rate swaps	(10.7)	(17.7)	(12.5)	(5.8)	0.8	(0.5)	0.3
U.S. dollar currency forward contracts	647.6	654.6	469.6	172.1	5.9	2.9	4.1
U.S. dollar currency forward contracts to be capitalised in property, plant and equipment - aircraft additions	614.6	628.7	11.2	22.1	27.3	27.3	540.8
U.K. pounds sterling currency forward contracts	(24.5)	(24.5)	(24.5)	—	—	—	—
Commodity forward contracts	(813.2)	(813.2)	(762.1)	(51.1)	—	—	—
	413.8	427.9	(318.3)	137.3	34.0	29.7	545.2

		Expected
	Carrying	Cash
	Amount	Flows	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2014
Interest rate swaps	(72.4)	(51.0)	(22.0)	(17.6)	(9.2)	(1.6)	(0.6)
U.S. dollar currency forward contracts	(51.4)	(51.7)	(50.6)	1.3	(0.4)	(0.3)	(1.7)
U.S. dollar currency forward contracts to be capitalised in property, plant and equipment - aircraft additions	(15.0)	(15.0)	(14.0)	(1.0)
U.K. pounds sterling currency forward contracts	0.2	0.2	0.2	—	—	—	—
Commodity forward contracts	17.1	17.1	16.7	0.4	—	—	—
	(121.5)	(100.4)	(69.7)	(16.9)	(9.6)	(1.9)	(2.3)

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

	At March 31,
	2016	2015	2014
	€M	€M	€M
Gross financial instruments in the statement of financial position
Derivative financial liabilities
Interest rate swaps	(1.0)	(4.5)	(11.0)
Related financial instruments that are not offset
Restricted cash	1.6	6.7	13.3
Net amount	0.6	2.2	2.3

6.	Inventories

	At March 31,
	2016	2015	2014
	€M	€M	€M
Consumables	3.3	2.1	2.5

In the view of the directors, there are no material differences between the net realisable value of inventories and the balance sheet amounts.

7.	Other assets

	At March 31,
	2016	2015	2014
	€M	€M	€M
Prepayments	145.1	133.9	121.6
Interest receivable	3.4	4.8	2.6
	148.5	138.7	124.2

All amounts fall due within one year.

8.	Trade receivables

	At March 31,
	2016	2015	2014
	€M	€M	€M
Trade receivables	66.2	60.2	58.2
Allowance for impairment	(0.1)	(0.1)	(0.1)
	66.1	60.1	58.1

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2015: Nil; 2014: Nil).  There were no bad debt write-offs in the year (2015: Nil; 2014: Nil).

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2016, at March 31, 2015 or at March 31, 2014.

At March 31, 2016, €0.6 million (2015: €1.1 million; 2014: €1.4 million) of our total accounts receivable balance were past due, of which €0.1 million (2015: €0.1 million; 2014: €0.1 million) was impaired and provided for and €0.5 million (2015: €1.0 million; 2014: €1.3 million) was considered past due but not impaired.

9.	Restricted cash

Restricted cash consists of €13.0 million (2015: €6.7 million; 2014: €13.3 million) placed on deposit as collateral for certain derivative financial instrument arrangements entered into by the Company and include amounts held in escrow (which accounts for the majority of the balance).

10.	Accrued expenses and other liabilities

	At March 31,
	2016	2015	2014
	€M	€M	€M
Accruals	422.8	417.1	397.8
Taxation	516.0	433.3	308.1
Unearned revenue	1,173.9	1,087.8	855.3
	2,112.7	1,938.2	1,561.2

Taxation comprises:

	At March 31,
	2016	2015	2014
	€M	€M	€M
PAYE (payroll taxes)	12.9	9.7	6.7
Other tax (principally air passenger duty in various countries)	503.1	423.6	301.4
	516.0	433.3	308.1

11.	Financial instruments and financial risk management

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

(a)	Financial assets and financial liabilities – fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2016, 2015 and 2014 were as follows:

	Cash-		Total
	Flow	Loans and	Carrying	Total Fair
	Hedges	Receivables	Value	Value
	€M	€M	€M	€M
At March 31, 2016
Cash and cash equivalents	—	1,259.2	1,259.2	—
Financial asset: cash > 3 months	—	3,062.3	3,062.3	—
Restricted cash	—	13.0	13.0	—
Derivative financial instruments:-
- U.S. dollar currency forward contracts	346.4	—	346.4	346.4
- Interest rate swaps	8.0	—	8.0	8.0
- Jet fuel derivative contracts	3.2	—	3.2	3.2
Trade receivables	—	66.1	66.1	—
Other assets	—	3.4	3.4	—
Total financial assets at March 31, 2016	357.6	4,404.0	4,761.6	357.6

		Cash-		Total
	Available	Flow	Loans and	Carrying	Total Fair
	For Sale	Hedges	Receivables	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2015
Available-for-sale financial assets	371.0	—	—	371.0	371.0
Cash and cash equivalents	—	—	1,184.6	1,184.6	—
Financial asset: cash > 3 months	—	—	3,604.6	3,604.6	—
Restricted cash	—	—	6.7	6.7	—
Derivative financial instruments:-
- U.S. dollar currency forward contracts	—	1,262.2	—	1,262.2	1,262.2
- Interest rate swaps	—	21.3	—	21.3	21.3
- Jet fuel derivative contracts	—	15.4	—	15.4	15.4
Trade receivables	—	—	60.1	60.1	—
Other assets	—	—	4.8	4.8	—
Total financial assets at March 31, 2015	371.0	1,298.9	4,860.8	6,530.7	1,669.9

		Cash-		Total
	Available	Flow	Loans and	Carrying	Total Fair
	For Sale	Hedges	Receivables	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2014
Available-for-sale financial assets	260.3	—	—	260.3	260.3
Cash and cash equivalents	—	—	1,730.1	1,730.1	—
Financial asset: cash > 3 months	—	—	1,498.3	1,498.3	—
Restricted cash	—	—	13.3	13.3	—
Derivative financial instruments:-
- Jet fuel derivative contracts	—	17.1	—	17.1	17.1
Trade receivables	—	—	58.1	58.1	—
Other assets	—	—	2.6	2.6	—
Total financial assets at March 31, 2014	260.3	17.1	3,302.4	3,579.8	277.4

The Company has not disclosed the fair value of the financial instruments:  cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables and other assets because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Total
	Amortised	Cash-Flow	Carrying	Total Fair
	Cost	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2016
Current and non-current maturities of debt	4,023.0	—	4,023.0	4,115.1
Derivative financial instruments:-
-GBP currency forward contracts	—	51.1	51.1	51.1
-Jet fuel derivative contracts	—	599.7	599.7	599.7
-Interest rate swaps	—	16.2	16.2	16.2
Trade payables	230.6	—	230.6	—
Accrued expenses	422.8	—	422.8	—
Total financial liabilities at March 31, 2016	4,676.4	667.0	5,343.4	4,782.1

At March 31, 2015
Current and non-current maturities of debt	4,431.6	—	4,431.6	4,529.6
Derivative financial instruments:-
-GBP currency forward contracts	—	24.5	24.5	24.5
-Jet fuel derivative contracts	—	828.7	828.7	828.7
-Interest rate swaps	—	31.9	31.9	31.9
Trade payables	196.5	—	196.5	—
Accrued expenses	417.1	—	417.1	—
Total financial liabilities at March 31, 2015	5,045.2	885.1	5,930.3	5,414.7

At March 31, 2014
Current and non-current maturities of debt	3,083.6	—	3,083.6	3,128.8
Derivative financial instruments:-
- Interest rate swaps	—	72.4	72.4	72.4
- Foreign exchange forward contracts	—	66.2	66.2	66.2
Trade payables	150.0	—	150.0	—
Accrued expenses	397.8	—	397.8	—
Total financial liabilities at March 31, 2014	3,631.4	138.6	3,770.0	3,267.4

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

Financial instruments measured at fair value

Available-for- sale: The fair value of available-for-sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)

Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value. (Level 2)

Derivatives – currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2016 has been used to establish fair value. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value. (Level 2)

Financial instruments not measured at fair value

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year to March 31, 2016 that affect the fair value of the Company’s Financial Assets and Financial Liabilities.

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

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2016
Assets measured at fair value
Cash-flow hedges – U.S. dollar currency forward contracts	—	346.4	—	346.4
Cash-flow hedges – jet fuel derivative contracts	—	3.2	—	3.2
Cash-flow hedges – interest rate swaps	—	8.0	—	8.0
	—	357.6	—	357.6
Liabilities measured at fair value
Cash-flow hedges – GBP currency forward contracts	—	51.1	—	51.1
Cash-flow hedges – jet fuel derivative contracts	—	599.7	—	599.7
Cash-flow hedges – interest rate swaps	—	16.2	—	16.2
	—	667.0	—	667.0
Liabilities not measured at fair value
Long-term debt	—	4,115.1	—	4,115.1
	—	5,139.7	—	5,139.7

During the year ended March 31, 2016, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

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

(b)Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2016	2015	2014
	€M	€M	€M
Jet fuel forward contracts – fair value	(596.5)	(813.2)	17.1
	(596.5)	(813.2)	17.1

All of the above commodity contracts are matched against highly probable forecast commodity cash flows.

(c)Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2016, the Company had total borrowings of €4,023.0 million (2015: €4,431.6 million; 2014: €3,083.6 million) from various financial institutions and the debt capital markets. Financing for the acquisition of 194 Boeing 737-800 “next generation” aircraft (2015: 202; 2014: 210) were provided on the basis of guarantees granted by the Export-Import Bank of the United States. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to two unsecured Eurobonds for €850 million each, 26 aircraft held under finance leases (2015: 26; 2014: 30) and six aircraft financed by way of other commercial debt (2015: 6; 2014: 6).

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2016 was as follows:

	Weighted
	average
	fixed rate	2017	2018	2019	2020	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	2.68%	97.1	96.1	71.7	46.6	139.3	450.8
Unsecured long term-debt	1.48%	7.1	7.1	7.1	7.1	1,699.1	1,727.5
Debt swapped from floating to fixed	3.23%	144.9	234.0	157.7	85.7	204.7	827.0
Secured long-term debt after swaps	2.15%	249.1	337.2	236.5	139.4	2,043.1	3,005.3
Finance leases	2.83%	41.8	62.5	66.6	—	110.3	281.2
Total fixed rate debt		290.9	399.7	303.1	139.4	2,153.4	3,286.5
Floating rate
Secured long-term debt		237.0	329.5	248.6	170.4	293.9	1,279.4
Debt swapped from floating to fixed		(144.9)	(234.0)	(157.7)	(85.7)	(204.7)	(827.0)
Secured long-term debt after swaps	0.41%	92.1	95.5	90.9	84.7	89.2	452.4
Finance leases	1.09%	66.9	70.7	62.6	21.3	62.6	284.1
Total floating rate debt	0.71%	159.0	166.2	153.5	106.0	151.8	736.5
Total financial liabilities		449.9	565.9	456.6	245.4	2,305.2	4,023.0

All of the above debt maturing after 2020 will mature between fiscal 2020 and fiscal 2025.

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2015 was as follows:

	Weighted
	average
	fixed rate	2016	2017	2018	2019	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	2.70%	93.9	97.1	96.1	71.7	185.9	544.7
Unsecured long term-debt	1.48%	7.1	7.1	7.1	7.1	1,705.1	1,733.5
Debt swapped from floating to fixed	3.36%	159.0	147.1	242.9	158.5	295.4	1,002.9
Secured long-term debt after swaps	2.25%	260.0	251.3	346.1	237.3	2,186.4	3,281.1
Finance leases	2.82%	—	46.5	61.2	65.1	101.6	274.4
Total fixed rate debt		260.0	297.8	407.3	302.4	2,288.0	3,555.5
Floating rate
Secured long-term debt		248.8	239.0	338.4	249.4	469.4	1,545.1
Debt swapped from floating to fixed		(159.0)	(147.1)	(242.9)	(158.5)	(295.4)	(1,002.9)
Secured long-term debt after swaps	0.50%	89.8	91.9	95.5	90.9	174.0	542.1
Finance leases	1.27%	49.8	66.9	70.7	62.6	83.9	333.9
Total floating rate debt	0.79%	139.6	158.8	166.2	153.5	257.9	876.1
Total financial liabilities		399.6	456.6	573.5	455.9	2,545.9	4,431.5

All of the above debt maturing after 2019 will mature between fiscal 2019 and fiscal 2025.

The maturity profile of the Company’s financial liabilities (excluding derivative financial liabilities, aircraft provisions, trade payables and accrued expenses) at March 31, 2014 was as follows:

	Weighted
	average
	fixed rate	2015	2016	2017	2018	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	2.93%	90.9	93.9	97.1	96.1	257.7	635.7
Debt swapped from floating to fixed	3.79%	171.9	150.7	138.5	207.3	430.5	1,098.9
Secured long-term debt after swaps	3.30%	262.8	244.6	235.6	303.4	688.2	1,734.6
Finance leases	2.81%	41.6	—	45.6	59.8	162.4	309.4
Total fixed rate debt		304.4	244.6	281.2	363.2	850.6	2,044
Floating rate
Secured long-term debt		261.8	240.5	230.6	302.7	695.5	1,731.1
Debt swapped from floating to fixed		(171.9)	(150.7)	(138.5)	(207.3)	(430.5)	(1,098.9)
Secured long-term debt after swaps	0.74%	89.9	89.8	92.1	95.4	265.0	632.2
Finance leases	1.48%	73.6	49.7	66.9	70.7	146.5	407.4
Total floating rate debt	1.03%	163.5	139.5	159.0	166.1	411.5	1,039.6
Total financial liabilities		467.9	384.1	440.2	529.3	1,262.1	3,083.6

All of the above debt maturing after 2017 will mature between fiscal 2018 and fiscal 2025.

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2016	2015	2014
	€M	€M	€M
Balance at start of year	4,431.6	3,083.6	3,498.3
Loans raised to finance aircraft acquisitions– euro	—	1,690.9	—
Repayments of amounts borrowed	(384.9)	(419.7)	(390.8)
Foreign exchange loss/(gain) on conversion of U.S. dollar loans	(23.7)	76.8	(23.9)
Balance at end of year	4,023.0	4,431.6	3,083.6
Less than one year	449.9	399.6	467.9
More than one year	3,573.1	4,032.0	2,615.7
	4,023.0	4,431.6	3,083.6

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

		Total	Total
		Carrying	Contractual
		Value	Cash flows	2017	2018	2019	2020	Thereafter
At March 31, 2016		€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		2,459.5	2,678.4	188.4	199.9	177.8	80.4	2,031.9
-Swapped to fixed rate debt		827.0	849.9	161.9	237.6	159.4	86.0	205.0
- Fixed rate debt	2.20%	3,286.5	3,528.3	350.3	437.5	337.2	166.4	2,236.9
- Floating rate debt	0.71%	736.5	746.2	162.5	168.9	155.4	107.2	152.2
		4,023.0	4,274.5	512.8	606.4	492.6	273.6	2,389.1
Derivative financial instruments
- Interest rate swaps		16.2	14.9	11.1	2.8	1.0	—	—
- Currency forward contracts		51.1	51.1	0.6	50.5	—	—	—
- Commodity forward contracts		599.7	599.7	542.5	57.2	—	—	—
Trade payables		230.6	230.6	230.6	—	—	—	—
Accrued expenses		422.8	422.8	422.8	—	—	—	—
Total at March 31, 2016		5,343.4	5,593.6	1,720.4	716.9	493.6	273.6	2,389.1

		Total	Total
		Carrying	Contractual
		Value	Cash flows	2016	2017	2018	2019	Thereafter
At March 31, 2015		€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		2,552.7	2,827.9	147.0	193.2	201.6	177.7	2,108.3
-Swapped to fixed rate debt		1,002.9	1,059.5	183.6	162.8	249.5	162.9	300.7
- Fixed rate debt	2.29%	3,555.6	3,887.4	330.6	356.0	451.1	340.6	2,409.0
- Floating rate debt	0.79%	876.0	903.6	146.9	165.3	171.1	157.3	263.0
		4,431.6	4,791.0	477.5	521.3	622.2	497.9	2,672.0
Derivative financial instruments
- Interest rate swaps		31.9	30.9	16.8	10.8	2.5	0.8	—
- Currency forward contracts		24.5	24.5	24.5	—	—	—	—
- Commodity forward contracts		828.7	828.7	765.1	63.6	—	—	—
Trade payables		196.5	196.5	196.5	—	—	—	—
Accrued expenses		417.1	417.1	417.1	—	—	—	—
Total at March 31, 2015		5,930.3	6,288.7	1,897.5	595.7	624.7	498.7	2,672.0

		Total	Total
		Carrying	Contractual
		Value	Cash flows	2015	2016	2017	2018	Thereafter
At March 31, 2014		€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:-
-Fixed rate debt (excluding Swapped debt)		945.1	1,020.7	148.7	108.2	154.9	165.8	443.1
-Swapped to fixed rate debt		1,098.9	1,109.7	178.4	153.9	139.5	207.3	430.6
- Fixed rate debt	3.23%	2,044.0	2,130.4	327.1	262.1	294.4	373.1	873.7
- Floating rate debt	1.03%	1,039.6	1,088.6	175.0	148.9	167.1	172.8	424.8
		3,083.6	3,219.0	502.1	411.0	461.5	545.9	1,298.5
Derivative financial instruments
- Interest rate swaps		72.4	51.0	22.0	17.6	9.2	1.6	0.6
- U.S dollar currency forward		66.4	66.7	64.6	(0.3)	0.4	0.3	1.7
Trade payables		150.0	150.0	150.0	—	—	—	—
Accrued expenses		397.8	397.8	397.8	—	—	—	—
Total at March 31, 2014		3,770.2	3,884.5	1,136.5	428.3	471.1	547.8	1,300.8

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2016, all of the Company’s cash and liquid resources attracted a weighted average interest rate of 0.19% (2015: 0.39%; 2014: 0.37%).

	March 31, 2016		March 31, 2015		March 31, 2014
	Within		Within		Within
Financial assets	1 year	Total	1 year	Total	1 year	Total
	€M	€M	€M	€M	€M	€M
Cash and cash equivalents	1,259.2	1,259.2	1,184.6	1,184.6	1,730.1	1,730.1
Cash > 3 months	3,062.3	3,062.3	3,604.6	3,604.6	1,498.3	1,498.3
Restricted cash	13.0	13.0	6.7	6.7	13.3	13.3
Total financial assets	4,334.5	4,334.5	4,795.9	4,795.9	3,241.7	3,241.7

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependent on the principal amounts on deposit.

(d)Foreign currency risk

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

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2016, 2015 and 2014. Such amounts have been translated using the following year-end foreign currency rates in 2016: €/£: 0.7916; €/$:1.1385 (2015: €/£: 0.7273; €/$: 1.0759; 2014: €/£:0.8282; €/$: 1.3788).

	March 31, 2016			March 31, 2015			March 31, 2014
			euro			euro			euro
	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	4.0	—	5.1	72.6	—	99.8	79.0	—	95.4
U.S. Dollar cash and liquid resources	—	4.7	4.2	—	22.0	20.5	—	9.3	6.7
	4.0	4.7	9.3	72.6	22.0	120.3	79.0	9.3	102.1

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2016, 2015 and 2014. Such amounts have been translated using the following year-end foreign currency rates in 2016: €/$1.1385. (2015: €/$: 1.0759; 2014: €/$: 1.3788).

	March 31, 2016		March 31, 2015		March 31, 2014
		euro		euro		euro
	U.S.$	equiv.	U.S.$	equiv.	U.S.$	equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
U.S dollar long term debt	330.5	290.3	371.2	345.0	411.1	298.1
	330.5	290.3	371.2	345.0	411.1	298.1

The Company has entered into cross currency interest rate swap arrangements to manage exposures to fluctuations in foreign exchange rates on these U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings.  The fair value of these cross currency interest rate swap instruments at March 31, 2016 was €1.8 million, (2015: €4.5 million; 2014: €8.5 million) which has been classified within current assets (2015: current liabilities; 2014:current assets), specifically derivative assets/liabilities falling due within one year (see Note 5 to the consolidated financial statements).

The following table gives details of the notional amounts of the Company’s currency forward contracts as at March 31, 2016, 2015 and 2014:

	March 31, 2016		March 31, 2015		March 31, 2014
		euro		euro		euro
Currency forward contracts	U.S.$	equiv.	U.S.$	equiv.	U.S.$	equiv.
	$M	€M	$M	€M	$M	€M
U.S. dollar currency forward contracts
- for fuel and other purchases	3,931.9	3,383.1	4,910.3	3,881.5	3,216.4	2,385.9
- for aircraft purchases	2,770.3	2,160.3	4,085.3	3,121.9	919.3	683.2
	6,702.2	5,543.4	8,995.6	7,003.4	4,135.7	3,069.1

	March 31, 2016		March 31, 2015		March 31, 2014
		euro		euro		euro
Currency forward contracts	GBP	equiv.	GBP	equiv.	GBP	equiv.
	£M	€M	£M	€M	£M	€M
U.K pounds sterling currency forward contracts	—	—	232.0	293.4	22.5	27.4
	—	—	232.0	293.4	22.5	27.4

(f)Credit risk

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

At March 31, 2016, €0.6 million (2015: €1.1 million; 2014: €1.4 million) of our total accounts receivable balance were past due, of which €0.1 million (2015: €0.1 million; 2014: €0.1 million) was impaired and provided for and €0.5 million (2015: €1.0 million; 2014: €1.3 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

(g)Liquidity and capital management

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

The Company finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2016 of €4,334.5 million (2015: €4,795.9 million; 2014: €3,241.7 million). During the year, the Company funded €1,217.7 million in purchases of property, plant and equipment (2015: €788.5 million; 2014: €505.8 million). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by general corporate purposes debt capital markets issuances.

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

(h)Guarantees

Details of the Company’s guarantees and the related accounting have been disclosed in Note 23 to the consolidated financial statements.

(i)Sensitivity analysis

(i) Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2016, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €29.3 million (net of tax) in net interest income and expense in the income statement (2015: €32.9 million; 2014: €18.0 million) and €4.8 million in equity (2015: €9.6 million: 2014: €16.7 million). All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii) Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2016 would have a respective positive or negative impact on the income statement of €0.1 million (net of tax) (2015: €3.2 million; 2014: €3.0 million). The same movement of 10% in foreign currency exchange rates would have a positive €567.6 million impact (net of tax) on equity if the rate fell by 10% and negative €464.4 million impact (net of tax) if the rate increased by 10% (2015: €818.7 million positive or €766.4 million negative; 2014: €288.2 million positive or negative).

12.Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2016	2015	2014
	€M	€M	€M
Current tax (assets)/liabilities
Corporation tax (prepayment)/provision	20.9	(0.8)	(1.1)
Total current tax (assets)/liabilities	20.9	(0.8)	(1.1)
Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions and available-for-sale securities	385.5	462.3	368.6
Total deferred tax liabilities	385.5	462.3	368.6
Total deferred tax liabilities (net)	385.5	462.3	368.6
Total tax liabilities (net)	406.4	461.5	367.5

	At March 31,
	2016	2015	2014
	€M	€M	€M
Reconciliation of current tax
At beginning of year	(0.8)	(1.1)	0.3
Corporation tax charge in year	149.2	90.1	31.1
Other adjustments	—	(1.4)	—
Tax paid	(127.5)	(88.4)	(32.5)
At end of year	20.9	(0.8)	(1.1)

	At March 31,
	2016	2015	2014
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year	462.3	368.6	346.5
New temporary differences on property, plant and equipment, derivatives, pensions and other items	(76.8)	93.7	22.1
At end of year	385.5	462.3	368.6

The charge in the year to March 31, 2016 consisted of temporary differences of a charge of €15.3 million for property, plant and equipment and a credit of €1.7 million for other temporary differences, both recognised in the income statement, and a credit of €90.2 million for derivatives and a credit of €0.1 million for pensions, both recognised in other comprehensive income. The charge in the year to March 31, 2015 consisted of temporary differences of a charge of €26.5 million for property, plant and equipment and a credit of €0.9 million for other temporary differences, both recognised in the income statement, and a charge of €68.5 million for derivatives and a credit of €0.4 million for pensions, both recognised in other comprehensive income. The charge in the year to March 31, 2014 consisted of temporary differences of a charge of €37.5 million for property, plant and equipment recognised in the income statement and a credit of €15.2 million for derivatives and a credit of €0.2 million for pensions, all recognised in other comprehensive income.

The components of the tax expense in the income statement were as follows:

	Year ended	Year ended	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
	€M	€M	€M
Corporation tax charge in year	149.2	90.1	31.1
Deferred tax charge relating to origination and reversal of temporary differences	13.6	25.6	37.5
	162.8	115.7	68.6

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended	Year ended	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
	%	%	%
Statutory rate of Irish corporation tax	12.5	12.5	12.5
Adjustments for earnings taxed at higher rates	—	0.1	—
Adjustments for earnings taxed at lower rates	(0.1)	(0.6)	(0.5)
Other differences	(0.8)	(0.2)	(0.4)
Total effective rate of taxation	11.6	11.8	11.6

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2016	2015	2014
	€M	€M	€M
Defined benefit pension obligations	(0.1)	(0.4)	(0.2)
Derivative financial instruments	(90.2)	68.5	(15.2)
Total tax charge in other comprehensive income	(90.3)	68.1	(15.4)

The majority of current and deferred tax recorded in each of fiscal 2016, 2015 and 2014 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2016, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2016	2015	2014
	€M	€M	€M
Arising on capital allowances and other temporary differences	424.6	411.1	385.7
Arising on derivatives	(38.5)	51.7	(16.9)
Arising on pension	(0.6)	(0.5)	(0.2)
Total	385.5	462.3	368.6

The Company recognised all required deferred tax assets and liabilities at March 31, 2016, 2015 and 2014. No deferred tax has been provided for un-remitted earnings of overseas subsidiaries as there is no immediate intention to remit these to Ireland. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Company’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

13.Provisions

	At March 31,
	2016	2015	2014
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft (a)	144.4	176.2	132.2
Provision for pension obligation (b)	4.9	4.6	1.7
	149.3	180.8	133.9

	At March 31,
	2016	2015	2014
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	176.2	132.2	122.4
Increase in provision during the year	29.5	44.0	38.0
Utilisation of provision upon the hand-back of aircraft	(61.3)	—	(28.2)
At end of year	144.4	176.2	132.2

During the 2016 fiscal year, the Company returned eight aircraft held under operating lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2016, 2015 and 2014 are as follows:

	Carrying
	Value	2017	2018	2019	2020	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2016
Provision for leased aircraft maintenance	144.4	69.4	18.7	29.7	21.2	5.4

	Carrying
	Value	2016	2017	2018	2019	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2015
Provision for leased aircraft maintenance	176.2	65.4	51.4	15.0	22.9	21.5

	Carrying
	Value	2015	2016	2017	2018	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2014
Provision for leased aircraft maintenance	132.2	1.4	49.0	44.5	22.2	15.1

	At March 31,
	2016	2015	2014
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year	4.6	1.7	13.5
Settlement on closure of Irish defined benefit plan	—	—	(12.5)
Movement during the year	0.3	2.9	0.7
At end of year	4.9	4.6	1.7

See Note 21 to the consolidated financial statements for further details.

14.Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2016, eight sale-and-leaseback aircraft were returned and Ryanair did not enter into sale-and-leaseback arrangements for any new Boeing 737-800 “next generation” aircraft (2015: nil; 2014: eight).  Total sale-and-leaseback aircraft at March 31, 2016 was 43.

15.Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2016	2015	2014
	€M	€M	€M
Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each		10.7	10.7
Share Capital reorganisation
1,550,000,000 ordinary equity shares of 0.6 euro cent each	9.3
1,368,000,000 'B' Shares of 0.05 euro cent each	0.7
1,368,000,000 Deferred shares of 0.05 euro cent each	0.7
	10.7

Allotted, called-up and fully paid:
1,290,739,865 ordinary equity shares of 0.6 euro cent each	7.7	—	—
1,377,661,859 ordinary equity shares of 0.635 euro cent each	—	8.7	—
1,383,237,668 ordinary equity shares of 0.635 euro cent each	—	—	8.8

During the year, the Group returned €398 million to shareholders via a B share scheme, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis. The Group’s shareholders approved the creation of two new authorised share classes being the ‘B’ Shares and Deferred Shares classes to effect this B share scheme and 1,353,149,541 ‘B’ Shares and 663,060,175 Deferred Shares were subsequently issued. Arising out of the ordinary share consolidation the number of ordinary equity shares in issue was reduced by 33,828,739 ordinary equity shares from 1,353,149,541 immediately prior to the implementation of the B

Share scheme to 1,319,320,802 ordinary equity shares in issue upon completion of the B Share scheme and the nominal value of an ordinary equity share was reduced from 0.635 euro cent each to 0.6 euro cent each. All ‘B’ Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the year ended 31 March 2016 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at 31 March 2016.

Other movement in the share capital balance year-on-year principally relates to 0.3 million (2015: 5.0 million; 2014: 5.7 million) new shares issued due to the exercise of share options, less the cancellation of 53.5 million shares relating to share buy-backs (2015: 10.6 million; 2014: 69.5 million).

Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2016	2015	2014
	€M	€M	€M
Balance at beginning of year	718.6	704.2	687.8
Share premium arising from the exercise of 0.3 million options in fiscal 2016, 5.0 million options in 2015 and 5.7 million options in 2014	0.8	14.4	16.4
Balance at end of year	719.4	718.6	704.2

(c)Share options and share purchase arrangements

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

Details of the share options outstanding are set out below:

		Weighted
	Share Options	Average
	M	Exercise Price
Outstanding at March 31, 2013	11.50	€2.97
Exercised	(5.7)	€2.90
Outstanding at March 31, 2014	5.8	€3.04
Exercised	(5.0)	€2.88
Granted	18.5	€6.91
Expired	(0.5)	€4.99
Forfeited	(0.8)	€6.25
Outstanding at March 31, 2015	18.0	€6.86
Exercised	(0.3)	€2.56
Granted	0.1	€11.38
Forfeited	(0.5)	€6.25
Outstanding at March 31, 2016	17.3	€6.97

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2016 was €14.17 (2015: €11.13; 2014: €7.61). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in the 2016 fiscal year were €15.35 and €10.47 respectively (2015: €11.13 and €6.35, respectively; 2014: €7.70 and €5.33, respectively). There were no options exercisable at March 31, 2016 (2015: 0.3 million; 2014: 5.8 million). The average share price for the 2016 fiscal year was €13.06 (2015: €8.12; 2014: €6.59).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2016 fiscal year was €11.70 (2015: €8.56; 2014: €6.67).

At March 31, 2016 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below. There were no exercisable options at March 31, 2016.

	Options outstanding
		Weighted-
		average	Weighted-
	Number	remaining	average
Range of exercise	outstanding	contractual life	exercise
price (€)	M	(years)	price (€)
6.25-7.99	12.2	6.1	6.39
8.00-11.38	5.1	5.7	8.38

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €5.9 million to the income statement (2015: €0.5 million charge; 2014: €1.9 million charge) being recognised within the income statement in accordance with employee services rendered.

The table below shows, for all share option grants, the weighted-average assumptions used in the binomial lattice model and the resulting weighted-average grant date fair value of share options granted in 2016:

Year ended
March 31, 2016
Fair value at grant date	2.62
Share price at grant date	11.38
Exercise Price	11.38
Dividend yield	3%
Volatility	25%
Range of risk free interest rates	0.3% - 0.4%
Expected term (years)	7 years

A blend of the historical and implied volatilities of the Company’s own ordinary shares is used to determine expected volatility for share option granted.  The weighted-average volatility is determined by calculating the weighted-average of volatilities for all share options granted in a given year. The expected term of share option grants represents the weighted-average period the awards are expected to remain outstanding.  For share options granted in 2016, we estimated the weighted-average expected term based on historical exercise data.  The service period is five years.

The risk-free interest rate assumption was based on Eurozone zero-coupon bond instruments whose term was consistent with the expected term of the share option granted.  The expected dividend yield assumption was based on our history and expectation of dividend payouts.

16.Other equity reserves

The total share based payments reserve at March 31, 2016 was €9.2 million (2015: €3.7 million; 2014: €9.1 million). The available-for-sale financial asset reserve at March 31, 2016 was €nil (2015: €291.4 million; 2014: €180.6 million). The treasury reserve amounted to negative €7.3 million at March 31, 2016 (2015: negative €3.2 million; 2014 €nil). The total cash-flow hedge reserve amounted to negative €300.6 million at March 31, 2016 (2015: positive €308.5 million; 2014: negative €83.2 million). Further details of the group’s derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

17.Analysis of operating revenues and segmental analysis

The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, internet and other related services to third parties across a European route network. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to Michael O’Leary, CEO, who is the Company’s Chief Operating Decision Maker (CODM). When making resource allocation decisions, the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than results on individual routes within the network.

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

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.

Reportable segment information is presented as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
External revenues	6,535.8	5,654.0	5,036.7

Reportable segment adjusted profit after income tax (i)	1,241.6	866.7	522.8

Other segment information:
Depreciation	(427.3)	(377.7)	(351.8)
Finance income	17.9	17.9	16.5
Finance expense	(71.1)	(74.2)	(83.2)
Capital expenditure - cash	(1,217.7)	(788.5)	(505.8)

	At March 31,	At March 31,	At March 31,
	2016	2015	2014
	€M	€M	€M
Reportable segment assets (ii)	11,218.3	11,814.4	8,551.8

(i)	Adjusted profit after income tax excludes the gain of €317.5 million on the sale of the Aer Lingus Shareholding recognised in the financial year ended March 31, 2016.
(ii)	Excludes the available-for-sale financial asset in 2015 and 2014.

Entity-wide disclosures:

Geographical information for revenue by country of origin is as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Ireland	672.9	560.7	532.4
United Kingdom	1,843.9	1,550.1	1,253.6
Other European countries	4,019.0	3,543.2	3,250.7
	6,535.8	5,654.0	5,036.7

Ancillary revenues included in total revenue above comprise:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Non-flight scheduled	1,329.6	1,164.4	1,012.4
In-flight	153.4	128.1	117.3
Internet income	85.6	101.2	117.5
	1,568.6	1,393.7	1,247.2

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

18.Staff numbers and costs

The average weekly number of staff, including the executive director, during the year, analysed by category, was as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
Flight and cabin crew	9,777	8,699	8,706
Sales, operations, management and administration	1,149	887	795
	10,926	9,586	9,501

At March 31, 2016 the company had a team of 11,458 people (2015: 9,393; 2014: 8,992).

The aggregate payroll costs of these persons were as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Staff and related costs	551.9	479.1	441.5
Social welfare costs	23.1	19.8	18.7
Other pension costs (a)	4.5	3.5	1.5
Share based payments (b)	5.9	0.5	1.9
	585.4	502.9	463.6

(a)

Costs in respect of defined-contribution benefit plans and other pension arrangements were €4.2 million in 2016 (2015: €3.2 million; 2014: €2.6 million) while costs associated with the defined benefit plans included here were €0.3 million in 2016 (2015: €0.3 million; 2014: credit of €1.1 million). (See Note 21 to the consolidated financial statements).

(b)

In the year ended March 31, 2016 the charge in the income statement of €5.9 million for share based compensation comprises a charge for the fair value of various share options granted, which are being recognised in the income statement in accordance with services rendered.

19.Statutory and other information

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M

Directors’ emoluments:
-Fees	0.6	0.5	0.5
-Share based compensation	1.6	0.6	—
-Other emoluments, including bonus and pension contributions	1.9	1.9	1.8
Total directors’ emoluments	4.1	3.0	2.3
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.4	0.5	0.5
- Tax advisory services (ii)	0.3	0.3	0.3
Total fees	0.7	0.8	0.8
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services	—	—	—
Tax services	0.1	0.2	0.2
Total fees	0.1	0.2	0.2
Depreciation of owned property, plant and equipment	403.4	357.8	333.9
Depreciation of property, plant and equipment held under finance leases	23.9	19.9	17.9
Operating lease charges, principally for aircraft	115.1	109.4	101.5

(i)	Audit services comprise audit work performed on the consolidated financial statements. In 2016, €1,000 (2015: €1,000; 2014: €1,000) of audit fees relate to the audit of the Parent Company.

(ii)

Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a)	Fees and emoluments - executive director

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Basic salary	1.0	1.0	1.0
Bonus (performance and target-related)	0.9	0.9	0.8
Share based compensation	1.3	0.5	—
	3.2	2.4	1.8

During the years ended March 31, 2016, 2015, and 2014 Michael O’Leary was the only executive director.

(b)	Fees and emoluments – non-executive directors

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Fees
David Bonderman	0.10	0.10	0.10
Michael Cawley	0.05	0.03	—
Michael Horgan (i)	0.02	0.04	0.04
John Leahy (ii)	0.02	—	—
Charles McCreevy	0.05	0.05	0.05
Declan McKeon	0.05	0.05	0.05
Kyran McLaughlin	0.05	0.05	0.05
Howard Millar (iii)	0.02	—	—
Dick Milliken	0.05	0.05	0.03
Julie O’Neill	0.05	0.05	0.05
James Osborne	0.05	0.05	0.05
Louise Phelan	0.05	0.05	0.05
	0.56	0.52	0.47
Emoluments
Michael Horgan (i)	0.02	0.04	0.04
John Leahy (ii)	0.02	—	—
Share based compensation	0.30	0.06	—
Total	0.90	0.62	0.51

(i)	Michael Horgan resigned from the Board of Directors in September 2015.
(ii)

John Leahy was appointed to the Board of Directors in August 2015. Capt. Leahy notified the Board of his wish to not stand for re-election at the AGM in September 2016. Capt. Mike O’Brien was appointed to the Board to replace Capt. Leahy in May 2016.

(iii)	Howard Millar was appointed to the Board of Directors effective in August 2015.

(c)	Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined-benefit plan. The total accumulated accrued benefit for Michael O’Leary at March 31, 2016 was €0.1 million (2015: €0.1 million; 2014 €0.1 million).  Pension benefits have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11. No non-executive directors are members of the Company defined-benefit plan.

Michael O’Leary is a member of a defined-contribution plan. During the years ended March 31, 2016, 2015, and 2014 the Company did not make contributions to the defined-contribution plan for Michael O’Leary.  No non-executive directors are members of the Company defined-contribution plan.

(d)	Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2016, 2015 and 2014 of the directors in office at March 31, 2016 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2016	2015	2014
David Bonderman	7,535,454	7,680,671	7,655,671
Michael Cawley	756,198	615,588	—
Kyran McLaughlin	225,000	225,000	200,000
Howard Millar	390,000	—	—
Dick Milliken	9,750	10,000	10,000
Michael O’Leary	50,096,725	51,381,256	51,081,256
James Osborne	302,500	310,256	310,256
Louise Phelan	6,825	7,000	7,000

(ii) Share options

The share options held by each director in office at the end of fiscal 2016 were as follows:

	No. of Options at March 31,
	2016	2015	2014
David Bonderman (b) (c)	30,000	30,000	25,000
Michael Cawley (b)	30,000	30,000	—
John Leahy (a)	30,000	—	—
Charles McCreevy (b)	30,000	30,000	—
Declan McKeon (b)	30,000	30,000	—
Kyran McLaughlin (b)	30,000	30,000	—
Howard Millar (a)	30,000	—	—
Dick Milliken (b)	30,000	30,000	—
Michael O'Leary (d)	5,000,000	5,000,000	—
Julie O’Neill (b)	30,000	30,000	—
James Osborne (b) (c)	30,000	30,000	25,000
Louise Phelan (b)	30,000	30,000	—

(a) These options were granted to these directors at an exercise price of €11.38 (the market value at the date of grant) during the 2016 fiscal year and are exercisable between August 2019 and August 2021 subject to the director still being a non-executive director of the Company through April 30, 2019.

(b) These options were granted to these directors at an exercise price of €6.25 (the market value at the date of grant) during the 2015 fiscal year and are exercisable between June 2019 and July 2022 subject to the director still being a non-executive director of the Company through April 30, 2019.

(c) These 25,000 options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and were exercisable between June 2012 and June 2014.

(d) These options were granted to Mr. O’Leary during fiscal 2015 at an exercise price of €8.345 (the market value at the date of grant) and are exercisable between September 2019 and November 2021 subject to him still being an employee of the Company through July 31, 2019.

In the 2016 fiscal year the Company incurred total share-based compensation expense of €1.6 million (2015: €0.06; 2014: €nil million) in relation to directors.

20.Finance expense

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Interest payable on bank loans	70.9	74.1	82.3
Interest arising on pension liabilities	0.2	0.1	0.9
	71.1	74.2	83.2

21.Pensions

At March 31, 2016 the Company operated defined-contribution schemes.

During fiscal 2016 the Company closed the defined benefit plan for U.K. employees to future accruals.  The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2016 was €4.1 million (2015: €4.2 million; 2014 €1.5 million).  The costs associated with the scheme during fiscal 2016 was €0.3 million (2015: 0.3 million; 2014: credit of €1.1 million).

The Irish defined benefit plan was closed effective December 31, 2013. In the year ended March 31, 2014, the Company made a final contribution of €12.5 million into the Irish defined benefit plan which represented a full and final settlement of the Company’s liability to contribute to the Irish defined benefit plan.

The Company operates defined-contribution retirement plans in Ireland and the U.K. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €4.2 million in 2016 (2015: €3.4 million; 2014: €2.6 million).

The amounts recognised in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2016	2015	2014
	€M	€M	€M
Present value of benefit obligations	(15.0)	(16.7)	(11.5)
Fair value of plan assets	10.3	12.0	9.8
Present value of net obligations	(4.7)	(4.7)	(1.7)
Related deferred tax asset	0.6	0.5	0.2
Net pension liability	(4.1)	(4.2)	(1.5)

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the U.K. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €4.2 million in 2016 (2015: €3.2 million; 2014: €2.6 million).

22.Earnings per share

	At March 31,
	2016	2015	2014
Basic earnings per ordinary share (in euro cent)	116.26	62.59	36.96
Diluted earnings per ordinary share (in euro cent)	115.63	62.46	36.86
Number of ordinary shares (in Ms) used for EPS
Basic	1,341.0	1,384.7	1,414.6
Diluted (a)	1,348.4	1,387.6	1,418.2

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the 2016 fiscal year, the weighted average number of shares in issue of 1,348.4 million includes weighted average share options assumed to be converted, and equal to a total of 7.4 million shares.  For the 2015 fiscal year, the weighted average number of shares in issue of 1,387.6 million includes weighted average share options assumed to be converted, and equal to a total of 2.9 million shares. For the 2014 fiscal year, the weighted average number of shares in issue of 1,418.2 million includes weighted average share options assumed to be converted, and equal to a total of 3.6 million shares.

23.Commitments and contingencies

Commitments

In March 2013, the Group entered into a contract with Boeing (the “2013 Boeing Contract”) whereby the Group agreed to purchase 175 Boeing 737-800 “next-generation” aircraft over a five year period from calendar 2014 to 2018. This agreement was approved at an EGM of Ryanair Holdings plc on June 18, 2013.

In April 2014, the Company agreed to purchase an additional 5 Boeing 737-800 “next-generation” aircraft for delivery in fiscal year 2016 on the same terms and conditions as the 2013 Boeing Contract.  In March 2015, the Company announced the purchase of an additional three Boeing 737-800 aircraft for delivery in early 2016 on the same terms as the 2013 Boeing Contract.  This brings the total “firm” new deliveries to 183 aircraft.

In September 2014, the Group agreed to purchase up to 200 (100 firm orders and 100 subject to option) Boeing 737-Max-200 aircraft from The Boeing Corporation during the period Fiscal 2019 to Fiscal 2024. This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014.

The table below details the firm aircraft delivery schedule at March 31, 2016 and March 31, 2015 for the Company pursuant to the 2013 and 2014 Boeing contracts.

					Basic	Firm Aircraft
	Aircraft	Firm	Firm Aircraft		price per	Deliveries
	Delivered at	Aircraft	Deliveries	Total	aircraft	Fiscal 2015-
	March 31,	Deliveries	Post Fiscal	“Firm”	(U.S.$	2016 at March
	2016	Fiscal 2017	2016/2017	Aircraft	million)	31, 2015
2013 Contract	52	52	79	183	78.49	11
2014 Contract	—	—	100	100	102.50	—
Total	52	52	179	283		11

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

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft (the purchase price of the new aircraft net of discounts received from Boeing) will be significantly below the Basic Price mentioned above. At March 31, 2016 and March 31, 2015, the total potential commitment to acquire all 283 “firm” aircraft, not taking such increases and decreases into account, will be approximately U.S. $24.6 billion.

Operating leases

The Company financed 76 of the Boeing 737-800 aircraft delivered between December 2003 and March 2014 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and March 2016, 33 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2016 Ryanair had 43 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. Nine of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the leases. 34 remaining operating leases are U.S. dollar-denominated which require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 23 of the 43 remaining operating lease aircraft as at March 31, 2016, on pre-determined terms. The following table sets out the total future minimum payments of leasing 43 aircraft (2015: 51 aircraft; 2014: 51 aircraft), at March 31, 2016, 2015 and 2014, respectively:

	At March 31,
	2016	2015	2014
	Minimum	Minimum	Minimum
	payments	payments	payments
	€M	€M	€M
Due within one year	93.5	139.9	118.7
Due between one and five years	184.8	272.7	292.1
Due after five years	0.5	20.2	61.9
Total	278.8	432.8	472.7

Finance leases

The Company financed 30 Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for 4 of these aircraft in fiscal year 2015.  6 aircraft have been financed through euro-denominated 12 year amortising commercial debt transactions.

The following table sets out the total future minimum payments of leasing the remaining 26 aircraft (2015: 26 aircraft; 2014: 30 aircraft) under JOLCOs at March 31, 2016, 2015 and 2014, respectively:

	At March 31,
	2016		2015		2014
		Present		Present		Present
		value of		value of		value of
	Minimum	Minimum	Minimum	Minimum	Minimum	minimum
	payments	payments	payments	payments	payments	payments
	€M	€M	€M	€M	€M	€M
Due within one year	110.6	106.4	52.7	49.8	78.1	73.5
Due between one and five years	460.1	401.7	565.7	284.1	408.6	250.0
Due after five years	—	—	—	—	248.4	83.9
Total minimum lease payments	570.7	508.1	618.4	333.9	735.1	407.4
Less amounts allocated to future financing costs	(5.4)	(5.0)	(10.1)	—	(18.2)	—
Present value of minimum lease payments	565.3	503.1	608.3	333.9	716.9	407.4

Commitments resulting from the use of derivative financial instruments by the Company are described in Notes 5 and 11 to the consolidated financial statements.

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Company. Should the Company be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to have a material adverse effect on the Company’s results of operations or financial position.

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

In January 2010, the European Commission concluded that the financial arrangements between Bratislava airport in Slovakia and Ryanair do not constitute state aid within the meaning of EU rules, because these arrangements were in line with market terms. In July 2012, the European Commission similarly concluded that the financial arrangements between Tampere airport in Finland and Ryanair do not constitute state aid. In February 2014, the European Commission found that the financial arrangements between Aarhus, Berlin (Schönefeld) and Marseille airports, and Ryanair, do not constitute state aid. In July 2014, the European Commission announced a ‘no state aid’ decision in respect of Dusseldorf (Weeze) airport. In October 2014, the European Commission concluded that Ryanair’s agreements with the Brussels (Charleroi), Frankfurt (Hahn), Alghero and Stockholm (Västerås) airports did not constitute State aid. In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10.4 million of alleged aid.  Ryanair has appealed the five “aid” decisions to the EU General court. These appeal proceedings are expected to take between two and four years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Lübeck, Klagenfurt, Paris (Beauvais), La Rochelle, Carcassonne, Cagliari, Girona, Reus and Târgu Mureș. These investigations are ongoing and Ryanair currently expects that they will conclude in late 2016, with any European Commission decisions appealable to the EU General Court.

State aid complaints by Lufthansa about Ryanair’s cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair’s arrangement with Lübeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero, Marseille and Berlin Schönefeld airports. The Alghero case (initiated by Air One) was dismissed in its entirety in April 2011. The Marseille case was withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011. The Berlin Schönefeld case, initiated by Germania, was discontinued following the European Commission’s finding in February 2014 that Ryanair’s arrangement with the airport contained no state aid.

The Company has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating-rate financing arrangements. Cash deposits have been set aside, in relation to some historic swaps, as collateral for the counterparty’s exposure to risk of fluctuations on certain long-term derivative and other financing arrangements with Ryanair (restricted cash) (see Note 9 to the consolidated financial statements for further details). Additional numerical information on these swaps and on other derivatives held by the Company is set out in Notes 5 and 11 to the consolidated financial statements.

24.Note to cash flow statement

	At March 31,
	2016	2015	2014
	€M	€M	€M
Net funds/(debt) at beginning of year	364.3	158.1	60.7
Increase/(decrease) in cash and cash equivalents in year	74.6	(545.5)	489.2
(Decrease)/(increase) in financial assets > 3 months	(542.3)	2,106.3	(795.1)
Decrease/(increase) in restricted cash	6.3	(6.6)	(11.4)
FX on U.S. dollar denominated debt	23.7	(76.8)	23.9
Net cash flow from (increase)/decrease in debt	384.9	(1,271.2)	390.8
Movement in net funds resulting from cash flows	(52.8)	206.2	97.4
Net funds at end of year	311.5	364.3	158.1
Analysed as:
Cash and cash equivalents, financial assets and restricted cash	4,334.5	4,795.9	3,241.7
Total borrowings*	(4,023.0)	(4,431.6)	(3,083.6)
Net funds/(debt)	311.5	364.3	158.1

*includes both current and non-current maturities of debt.

25.Shareholder returns

In the year ended March 31, 2016 the Company bought back 53.7 million ordinary shares at a total cost of €706.1 million.  This is equivalent to approximately 4.2% of the Company’s issued share capital at March 31, 2016. 53.2 million of these ordinary shares were cancelled at March 31, 2016. The remaining 0.5 million ordinary shares were cancelled on April 1, 2016. In addition to the above, the Company returned €398 million to shareholders via a B share scheme, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8 million ordinary shares. The nominal value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro cent each under the reorganisation. All ‘B’ Shares and Deferred Shares issued in connection with the B share scheme were either redeemed or cancelled during the period such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016.

In the year ended March 31, 2015 the Company bought back 10.9 million ordinary shares at a total cost of €112.0 million.  This is equivalent to approximately 0.8% of the Company’s issued share capital at March 31, 2015. 10.6 million ordinary shares repurchased were cancelled as at March 31, 2016. The remaining 0.3 million were cancelled on April 1, 2015. Accordingly, share capital decreased by 10.6 million ordinary shares with a nominal value of €0.1 million and other undenominated capital increased by a corresponding €0.1 million.  Other undenominated capital is required to be created under Irish law to preserve permanent capital in the Parent Company.

On June 20, 2013 the Company detailed plans to return up to €1.0 billion to shareholders over the following two years. At March 31, 2014, the Company bought back 69.5 million ordinary shares at a total cost of €481.7 million.  This was equivalent to approximately 4.8% of the Company’s issued share capital at March 31, 2014. All ordinary shares repurchased were cancelled.  Accordingly share capital decreased by 69.5 million ordinary shares with a nominal value of €0.4 million and other undenominated capital increased by a corresponding €0.4 million.  In February 2015 the Company paid a special dividend of €520 million to shareholders.

26.Post-balance sheet events

Following the June 23, 2016 Referendum vote by the U.K. to leave the EU, the Company announced that it had increased the size of its buy-back program to the 5% buy-back limit approved by the shareholders at the Company’s 2015 Annual General Meeting (approximately €886 million).

From April 1, 2016 to July 1, 2016 the Company bought back 36.0 million shares at a total cost of approximately €467.5 million under its €886 million share buy-back program. All ordinary shares repurchased were cancelled.

On July 1, 2016 the Board confirmed that it will hold an EGM on July 27, 2016 to seek approval from shareholders to grant the Board of the Company the discretion to engage in further share buy-backs, should they decide that it is in the best interest of the shareholders, over the next 15 months. While there is no plan to engage in further planned buy-backs (i.e. a VWAP program) during the remainder of 2016, the Board is seeking the flexibility and discretion to do so, if there is further market volatility such as that witnessed in the aftermath of the U.K. Referendum vote.

27.Subsidiary undertakings and related party transactions

The following is the principal subsidiary undertaking of Ryanair Holdings plc:

	Effective date of	Registered	Nature of
Name	acquisition/incorporation	Office	Business

Ryanair Limited (a)	23/08/1996 (acquisition)	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator

(a)	Ryanair Limited is wholly owned by Ryanair Holdings plc.

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 316(1) of the Irish Companies Act, 2014.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertaking referred to above has been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2016, 2015 and 2014.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) and directors amounted to €10.3 million in the fiscal year ended March 31, 2016 (2015: €9.0 million; 2014: €7.9 million), the majority of which comprises short-term employee benefits.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2016	2015	2014
	€M	€M	€M
Basic salary and bonus	7.0	7.2	6.8
Pension contributions	0.2	0.2	0.1
Share-based compensation expense	3.1	1.6	1.0
	10.3	9.0	7.9

28.Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 22, 2016.

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