Form 20-F
period 2018-03-31
RYANAIR HOLDINGS PLC
filed 2018-07-30
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT/ TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Please see “Item 4. Information on the Company” herein.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each	The NASDAQ Stock Market LLC
representing five Ordinary Shares

Ordinary Shares, par value	The NASDAQ Stock Market LLC (not for trading
0.6 euro cent per share	but only in connection with the registration of the
American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

1,171,142,985 Ordinary Shares

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

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

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2018 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.232, or $1.00 = €0.812, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2018. The Federal Reserve Rate for euro on July 13, 2018 was €1.00 = $1.167 or $1.00 = €0.857. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, “Brexit” (as defined below), costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, cyber-attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Community and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers (“ATC”) strikes and staff shortages, extreme weather events or other atmospheric disruptions. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair operates an ultra-low fare, scheduled airline serving short-haul, point-to-point routes from 86 bases to airports across Europe, which together are referred to as “Ryanair’s bases.”  For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.”  Ryanair pioneered the low-fares air travel model in Europe in the early 1990s.  As of June 30, 2018, the Company offered over 2,000 short-haul flights per day serving over 200 airports across Europe, with a fleet of over 440 Boeing 737 aircraft. A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal year 2018 has been translated from euro to US$ using the Federal Reserve Rate on March 31, 2018. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2018(a)	2018	2017		2016	2015	2014
	(in millions, except per-Ordinary Share data)
Total operating revenues	$8,810.0	€7,151.0		€6,647.8	€6,535.8	€5,654.0		€5,036.7
Total operating expenses	$(6,755.9)	€(5,483.7)		€(5,113.8)	€(5,075.7)	€(4,611.1)		€(4,378.1)
Operating income	$2,054.1	€1,667.3		€1,534.0	€1,460.1	€1,042.9		€658.6
Net interest/(expense)	$(71.6)	€(58.1)		€(63.0)	€(53.2)	€(56.3)		€(66.7)
Other non-operating (expense)/income	$2.6	€2.1		€(0.7)	€315.0	€(4.2)		€(0.5)
Profit before taxation	$1,985.1	€1,611.3		€1,470.3	€1,721.9	€982.4		€591.4
Tax expense on profit on ordinary activities	$(198.5)	€(161.1)		€(154.4)	€(162.8)	€(115.7)		€(68.6)

Profit after taxation	$1,786.6	€1,450.2		€1,315.9	€1,559.1	€866.7		€522.8
Ryanair Holdings basic earnings per Ordinary Share (U.S. dollars)/(euros)	$1.4970	€1.2151		€1.0530	€1.1626	€0.6259		€0.3696
Ryanair Holdings diluted earnings per Ordinary Share (U.S. dollars)/(euros)	$1.4839	€1.2045		€1.0464	€1.1563	€0.6246		€0.3686
Ryanair Holdings dividend paid per Ordinary Share (U.S. dollars)/(euros)	n/a	n/a	€	n/a	€0.2940	€0.3750	€	n/a

Balance Sheet Data:

	As of March 31,
	2018(a)	2018	2017	2016	2015	2014
	(in millions)
Cash and cash equivalents	$1,866.5	€1,515.0	€1,224.0	€1,259.2	€1,184.6	€1,730.1
Total assets	$15,229.7	€12,361.8	€11,989.7	€11,218.3	€12,185.4	€8,812.1
Current and long-term debt, including capital lease obligations	$4,882.4	€3,963.0	€4,384.5	€4,023.0	€4,431.6	€3,083.6
Shareholders’ equity	$5,505.7	€4,468.9	€4,423.0	€3,596.8	€4,035.1	€3,285.8
Issued share capital	$8.6	€7.0	€7.3	€7.7	€8.7	€8.8
Weighted Average Number of Ordinary Shares in issue during the year	1,193.5	1,193.5	1,249.7	1,341.0	1,384.7	1,414.6

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2018(a)	2018	2017	2016	2015	2014
	(in millions)
Net cash inflow from operating activities	$2,751.3	€2,233.2	€1,927.2	€1,846.3	€1,689.4	€1,044.6
Net cash (outflow)/inflow from investing activities	$(886.3)	€(719.4)	€(1,290.8)	€(283.6)	€(2,888.2)	€300.7
Net cash (outflow)/inflow from financing activities	$(1,506.5)	€(1,222.8)	€(671.6)	€(1,488.1)	€653.3	€(856.1)
Increase/(decrease) in cash and cash equivalents	$358.5	€291.0	€(35.2)	€74.6	€(545.5)	€489.2

(a)

Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2018 of €1.00 = $1.232 or $1.00 = €0.812.

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

U.S. dollars per €1.00(a)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2013	1.378	1.328	1.277	1.382
2014	1.210	1.330	1.210	1.393
2015	1.086	1.103	1.052	1.202
2016	1.055	1.107	1.038	1.152
2017	1.202	1.130	1.042	1.204

Month ended
January 31, 2018	1.243	1.220	1.192	1.249
February 28, 2018	1.221	1.234	1.221	1.248
March 31, 2018	1.232	1.233	1.222	1.244
April 30, 2018	1.207	1.227	1.207	1.238
May 31, 2018	1.167	1.182	1.155	1.200
June 30, 2018	1.168	1.168	1.158	1.182
Period ended July 13, 2018	1.167	1.169	1.160	1.174

U.K. pounds sterling per €1.00(c)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2013	0.830	0.849	0.810	0.875
2014	0.776	0.806	0.776	0.840
2015	0.737	0.723	0.694	0.785
2016	0.852	0.823	0.732	0.912
2017	0.888	0.876	0.835	0.926

Month ended
January 31, 2018	0.875	0.883	0.871	0.891
February 28, 2018	0.886	0.884	0.877	0.889
March 31, 2018	0.879	0.883	0.872	0.893
April 30, 2018	0.877	0.872	0.863	0.880
May 31, 2018	0.879	0.877	0.870	0.884
June 30, 2018	0.884	0.879	0.872	0.884
Period ended July 19, 2018	0.894	0.886	0.881	0.894

U.K. pounds sterling per U.S.$1.00(d)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2013	0.603	0.639	0.603	0.674
2014	0.642	0.607	0.583	0.644
2015	0.678	0.656	0.630	0.683
2016	0.811	0.741	0.676	0.823
2017	0.739	0.776	0.736	0.825

Month ended
January 31, 2018	0.705	0.723	0.701	0.740
February 28, 2018	0.725	0.716	0.702	0.725
March 31, 2018	0.713	0.716	0.702	0.727
April 30, 2018	0.727	0.710	0.698	0.727
May 31, 2018	0.753	0.742	0.735	0.754
June 30, 2018	0.758	0.752	0.745	0.764
Period ended July 13, 2018	0.757	0.757	0.754	0.761

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg/Reuters.
(d)	Based on the Federal Reserve Rate for U.K. pound sterling.

As of July 13, 2018, the exchange rate between the U.S. dollar and the euro was €1.00 = $1.167, or $1.00 = €0.857 and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00 = $1.322, or $1.00 = U.K. £0.757. As of July 19, 2018 the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00 = €1.118, or €1.00 = U.K. £0.894. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year Ended March 31,
Operating Data:	2018	2017	2016	2015	2014
Operating Margin	23%	22%	22%	18%	13%
Break-even Load Factor	73%	73%	72%	72%	72%
Average Booked Passenger Fare (€)	39.40	40.58	46.67	47.05	46.40
Ancillary Rev. per Booked Passenger (€)	15.48	14.83	14.74	15.39	15.27
Cost Per Booked Passenger (€)	42.08	42.62	47.69	50.92	53.61
Average Fuel Cost per U.S. Gallon (€)	1.65	1.83	2.21	2.34	2.45

	Fiscal Year Ended March 31,
Other Data:	2018	2017	2016	2015	2014
Revenue Passengers Booked (millions)	130.3	120.0	106.4	90.6	81.7
Booked Passenger Load Factor	95%	94%	93%	88%	83%
Average Sector Length (miles)	775	770	762	776	788
Sectors Flown	725,044	675,482	609,501	545,034	524,765
Number of Airports Served at Period End	216	207	200	189	186
Average Daily Flight Hour Utilization (hours)	9.13	9.33	9.36	9.03	8.81
Team Members at Period End	14,583	13,026	11,458	9,394	8,992
Team Members per Aircraft at Period End	34	34	34	31	30

Risk Factors

Risks Related to the Company

Changes in Fuel Costs and Availability Affect the Company’s Results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices in fiscal year 2018 decreased when compared to fiscal year 2017. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of recent volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

No assurances whatsoever can be given about trends in fuel prices. Average fuel prices for future years may be significantly higher than current prices. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as Ryanair’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. The expansion of Ryanair’s fleet has resulted and will likely continue to result in an increase in Ryanair’s aggregate fuel consumption.

Additionally, declines in the price of oil may expose Ryanair to some risk of hedging losses that could lead to negative effects on Ryanair’s financial condition and/or results of operations.

Ryanair is Subject to Cyber Security Risks and May Incur Increasing Costs in an Effort to Minimize Those Risks. As almost all of Ryanair’s reservations are made through its website and mobile App, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. A third party service organization is used for the reservation process which is also subject to cyber security risks. Ryanair takes steps to secure its website and is fully compliant with the Payment Card Industry Data Security Standard “PCI DSS”. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair’s systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. Ryanair may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information.

In addition, data and security breaches can also occur as a result of non-technical issues, including breaches by Ryanair or by persons with whom it has commercial relationships that result in the unauthorized release of personal or confidential information. Any such cyber-attack or other security issue could result in a significant loss of reservations and customer confidence in the website and its business which, in turn, could have a material adverse effect on Ryanair’s operating results or financial condition and potentially entail its incurring significant litigation or other costs.

Ryanair is subject to increasingly complex data protection laws and regulations. Ryanair’s business involves the processing and storage on a large scale of personal data relating to its customers, employees, business partners and others and is therefore subject to new and increasingly complex data protection laws and regulations. Ryanair is subject to the GDPR (which became fully applicable on May 25, 2018) as well as relevant national implementing legislation (Irish Data Protection Act 2018), which introduce a number of new significant obligations and requirements upon subject companies. Ryanair has set up a Privacy Working Group, which assists the Company Data Protection Officer, to ensure data protection compliance and to implement any additional controls to facilitate compliance with the GDPR and other data protection laws in the future. Ensuring compliance with data protection laws is an ongoing commitment which involves substantial costs, and it is possible that despite Ryanair’s efforts governmental authorities or third parties will assert that Ryanair’s business practices fail to comply with these laws and regulations. If its operations are found to be in violation of any of such laws and regulations, Ryanair may be subject to significant civil, criminal and administrative damages, penalties and fines, as well as reputational harm, which could have a material adverse effect on its business, financial condition or results of operations.

Ryanair Has Seasonally Grounded Aircraft. In prior years, in response to typically lower Winter traffic and yields, higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the Winter months (from November to March). Ryanair carries out its scheduled heavy maintenance during the Winter months which also results in the grounding of aircraft. In the Winter of fiscal year 2018, Ryanair grounded approximately 60 aircraft (consistent with the 40 aircraft in fiscal year 2017 plus an additional 25 groundings in response to the September 2017 pilot rostering management failure) and the Company intends to again ground a similar number of aircraft in fiscal year 2019 (excluding the 25 groundings referred to above). Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low Winter yields, there can be no assurance that this strategy will be successful.

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

Ryanair May Not Achieve All of the Expected Benefits of its Recent Strategic Initiatives. Ryanair is continuously implementing new strategic initiatives under its “Always Getting Better” (“AGB”) customer experience program that could have a significant impact on its business.  In recent fiscal years, Ryanair announced a series of customer-experience related initiatives under its AGB customer experience program, including a new easier-to-navigate website, a mobile app, reduced penalty fees, more customer-friendly baggage allowances, 24 hour grace periods to correct minor booking errors, the introduction of allocated seating for all passengers, security fast track in selected airports, family, business traveler and group booking facilities, new crew uniforms, new cabin interiors, an improved inflight menu, the introduction of additional routes, the introduction of connecting flights and express booking. For additional information on these initiatives, see “Item 4. Information on the Company —Strategy”. Although customer reaction to the measures has so far been positive and management expects these initiatives to be accretive to the Company’s results over time, no assurance can be given that the financial impact of the initiatives will be positive, particularly in the short to medium term. In particular, certain of the strategic initiatives may have the effect of increasing certain of the Company’s costs (including airport fees and marketing expenses) while reducing ancillary revenues previously earned from website sales and from various penalty fees and charges. There can be no assurance that revenues from allocated seating will offset the reduction in ancillary revenues. Factors beyond Ryanair’s control, including but not limited to customer acceptance, competitive reactions, market and economic conditions and other challenges described in this report could limit Ryanair’s ability to achieve some or all of the expected benefits of these initiatives. A relatively minor shortfall from expected revenue levels (or an increase in expected costs) could have a material adverse effect on the Company’s growth or financial performance.

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

The “Brexit” Referendum and the resulting uncertainty about the status of the U.K. could adversely affect Ryanair’s business. Following the Brexit Referendum and the U.K. government’s invocation of Article 50 of the Lisbon Treaty, necessary in order to begin the process by which the U.K. will leave the EU, negotiations have commenced to determine the future terms of the U.K.’s relationship with the EU. This includes the renegotiation, either for a transitional period or more permanently, or both, of a number of arrangements between the EU and the U.K. that directly impact Ryanair’s business. These arrangements include, inter alia, freedom of movement between the U.K. and the EU, employment rules governing the relationship between the U.K. and the EU, the status of the U.K. in relation to the EU’s open air transport market and the tax status of EU member state entities operating in the U.K.  Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially materially impact on Ryanair’s financial condition and results of operations in the U.K. or other markets Ryanair serves.

Depending on the outcome of negotiations between the U.K. and the EU, there remains a distinct possibility that there may be no flights, for an unknown period of time, between the U.K. and the EU from the end of March 2019 if agreement has not been reached in relation to European “Open Skies” or replacement bilateral agreements. This may lead to a situation whereby the Company could temporarily relocate its U.K. based aircraft (approximately 22% of its current fleet) to alternative European bases. Ryanair may also be unable to operate its domestic U.K. flights (less than 1% of current capacity) under its existing Air Operator Certificate (“AOC”) and has therefore applied for a U.K. AOC which it intends to receive before the end of 2018. Alternatively, the Company may decide to cancel such routes.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 24% of revenue in fiscal year 2018 came from operations in the U.K., although this was offset somewhat by approximately 17% of Ryanair’s non-fuel costs in fiscal year 2018 which were related to operations in the U.K.

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

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among U.K. businesses and investors. In particular, the pound sterling has lost approximately 6% and 15% of its value against the U.S. Dollar and the euro respectively since the Referendum. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound and/or recession in the U.K. would materially impact its financial condition and results of operations.  For the remainder of fiscal year 2019, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact income by approximately €6 million. For additional information, please see “Item 3 – Currency Fluctuations Affect the Company’s Results”.

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

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mures and Montpellier airports. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are expected to be completed in late 2018, with the European Commission’s decisions being appealable to the EU General Court. Between 2010 and 2018, investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Frankfurt (Hahn), Alghero, Stockholm (Västerås) and Lübeck airports concluded with findings that these agreements contained no state aid.  Between 2014 and 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari and Klagenfurt airports, ordering Ryanair to repay a total of approximately €22.5 million of alleged state aid.  Ryanair is appealing these seven “aid” decisions to the EU General Court. These appeal proceedings are expected to take between two and four years.  In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have an adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout its route network. Airlines compete primarily in respect of fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-U.S. Open Skies Agreement, allows U.S. carriers to offer services in the intra-EU market, which could eventually result in increased competition in the EU market. See “Item 4. Information on the Company—Government Regulation—Liberalization of the EU Air Transportation Market.”

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

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had over 440 aircraft in its fleet as at June 30, 2018 and has ordered an additional 225 new aircraft (a mix of 15 new Boeing 737-800 next generation aircraft and 210 737-MAX-200 aircraft (including 135 firm and 75 option aircraft) for delivery post June 30, 2018 to fiscal year 2024 pursuant to contracts with the Boeing Company (the “2013 Boeing Contract” and “2014 Boeing Contract”)). Ryanair expects to have approximately 585 operating aircraft in its fleet by March 31, 2024, depending on the level of lease returns/disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

As a result of the 2013 Boeing Contract, the 2014 Boeing Contract and other general corporate purposes, Ryanair DAC has raised and expects to continue to raise substantial debt financing, including Ryanair’s issuance of €750 million in 1.125% unsecured Eurobonds with a 6.5-year tenor in February 2017 that is guaranteed by Ryanair Holdings. Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions.  Any failure by Ryanair to comply with such conditions would have a material adverse effect on its operations and financial condition. Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets.

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

The Company’s Growth May Expose it to Risks.  Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 200 million passengers per annum by March 31, 2024, an increase of approximately 53% from the approximately 130 million passengers booked in fiscal year 2018. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

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

Labour Relations Could Expose the Company to Risk. Ryanair announced in December 2017 its decision to recognise trade unions for collective bargaining purposes. Since then Ryanair has concluded recognition agreements in the UK and Italy for pilots. The majority of cabin crew are also covered by recognition agreements. Ryanair is currently in negotiations with other unions representing both pilots and cabin crew throughout Europe to recognise those unions for collective bargaining whilst transitioning from the current Employee Representative Committees (“ERC”) model.

Over 95% of Ryanair pilots have already accepted an updated pay deal but there is still the potential for claims from unions to increase pay over and above what has already been agreed.  There may be a push for legacy type working conditions which if acceded to could decrease the productivity of pilots, increase costs and have an adverse effect on profitability. Ryanair intends to retain its low fare high people productivity model; however, there may be periods of labour unrest as unions challenge the existing high productivity model which may have an adverse effect on customer sentiment and profitability.

Ryanair crew with the exception of those based in the UK operate on Irish contracts of employment. That model has been challenged in the past by individuals and may continue to be challenged by trade unions who often favour local employment contracts. If local contracts were imposed it could impact on costs, productivity and complexity of the business. Any subsequent decision to switch capacity to lower cost locations could result in redundancies and a consequent deterioration in labour relations. Following the European Court of Justice (the “ECJ”) decision in the “Mons” case in September 2017, the case has been referred to the Belgian Labour Court in Mons, and with a hearing date set for November 2018 and a decision expected in early 2019. An unfavourable decision could mean the introduction of local Belgian contracts however, this decision may be appealed to the Supreme Court. Ryanair could face legal challenge from trade unions arising from unrealistic demands and expectations that do not align with the Company’s high productivity business model.

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

The Company is Dependent on Key Personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the CEO, and key financial, commercial, operating, IT and maintenance personnel.  In October 2014, Mr. O’Leary signed a five-year contract with the Company. This contract can be terminated by either party giving twelve months’ notice. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment and Bonus Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any Executive Officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations and its Elimination of Airport Check-in Facilities. Ryanair’s flight reservations are made through its website, mobile app and Global Distribution Systems (GDSs). Ryanair has established contingency programs which include hosting its website in multiple locations and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems, which, in turn, could have a material adverse effect on Ryanair’s operating results or financial condition.

All Ryanair passengers are required to use Internet check-in. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings by reducing passenger airfares. Ryanair has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect Ryanair’s results of operations and financial condition.

The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. Ryanair is currently involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, The Netherlands, France, Spain, Italy and Switzerland. Ryanair’s objective is to prevent any unauthorized use of its website. Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a licence and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan) and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional and corporate travel agencies. Ryanair has obtained both favorable and unfavorable rulings in its actions in EU member states against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

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

In the event that the Irish government increases corporation tax rates or changes the basis of calculation of corporation tax from the present basis, any such changes would result in the Company paying higher corporation taxes and would have an adverse impact on Ryanair’s cash flows, financial position and results of operations.

Change in EU Regulations in Relation to Employers and Employee Social Insurance Could Increase Costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment was governed, which was either the U.K. or Ireland. The legislation introduced in 2012 included grandfathering rights whereby existing employees (i.e. those employed prior to the introduction of the new legislation in June 2012) were exempt from the effects of the new legislation for a period of 10 years up until 2022 provided they did not transfer between bases. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions will have an adverse impact on Ryanair’s cash flows, financial position and results of operations.

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

Risks Associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the uncertainty arising from the Eurozone debt crisis, there was widespread speculation regarding the future of the Eurozone. In addition, following the 2016 Brexit Referendum, the U.K. invoked the declaration required by Article 50 of the Lisbon Treaty to begin the process by which the U.K will leave the EU. As a result, the pound sterling has been volatile against the euro and could become more volatile as we approach the Brexit date. Ryanair predominantly operates to/from countries within the Eurozone and has significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however these risk management measures may be insufficient.

The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro primarily against U.K. pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar could negatively impact the operating results of the Company.

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

The Introduction of Government Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (“APD”) of £13 per passenger. The tax was previously set at £5 per passenger.  The increase in this tax has had a negative impact on Ryanair’s operating performance, both in terms of average fares paid and growth in passenger volumes. On December 3, 2014, the U.K. government announced that it was reducing APD for children under the age of 12 years from May 1, 2015. It was also announced that this reduction of APD would be extended to persons under the age of 16 years from March 1, 2016. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights (withdrawn with effect from July 1, 2009). In Germany, the government introduced an air passenger tax of €8 in January 2011 which was subsequently reduced to €7.50 in January 2012. In Austria, the government also introduced an ecological air travel levy of €8 in January 2011. The Moroccan government has also introduced a similar tax (equivalent to approximately €9) from April 2014. From June 2016, the Norwegian government introduced a passenger travel tax of NOK80 (equivalent to approximately €8.50) which resulted in Ryanair closing its Oslo Rygge base in late October 2016. The Swedish government has introduced a passenger tax of SEK60 (equivalent to approximately €6) on April 1, 2018.

Other governments have also introduced or may introduce similar taxes. See “Item 4. Information on the Company—Airport Operations—Airport Charges.” The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity. The introduction of further government taxes on travel across Europe could have a material negative impact on Ryanair’s results.

Political uncertainty and an increase in trade protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition. The current U.S. administration has voiced strong concerns about imports from countries that it perceives as engaging in unfair trade practices, and has imposed tariffs on certain goods imported into the United States and has raised the possibility of imposing significant, additional tariff increases. The announcement of unilateral tariffs on imported products by the U.S has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war”. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Others are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials. These measures could increase the price of goods and services globally and may affect Ryanair, which has exposure, either directly or indirectly, to certain raw materials, including steel used for aircraft it purchases and jet fuel. A “trade war” of this nature or other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, E.U., U.S. or world economy or certain sectors thereof and, thus, to adversely impact Ryanair’s business.

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

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been cancelled or delayed more than 3 hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause for the cancellation or delay, i.e. whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. On September 15, 2017, the Company announced the cancelation of 40 to 50 flights daily until the end of October as the Company’s system-wide punctuality fell below 80 percent in the first two weeks of September 2017. The drop in punctuality was due to a combination of ATC capacity delays and strikes, weather disruptions and the impact of increased holiday allocations to pilots and cabin crew. Customers were offered alternative flights or full refunds in connection with this cancellation. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or cancelled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been broadening the definition of the term “extraordinary circumstances” thus allowing increased consumer claims for compensation. In September 2015, the European Court of Justice, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. See “—Risks Related to the Airline Industry— Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

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

EU Regulation of Emissions Trading Will Increase Costs. The EU Emissions Trading Scheme (“ETS”), is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances increased significantly during fiscal year 2018 and has continued to rise in the fiscal year 2019. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations. In 2010 and 2011 a significant portion of the airspace over northern Europe was closed by authorities as a result of safety concerns presented by emissions of ash from an Icelandic volcano, which resulted in the cancellation of a significant number of flights.

Extreme weather events may happen again and could lead to further significant flight cancellation costs which could have a material adverse impact on the Company’s financial condition and results of operations. Furthermore, the occurrence of such events and the resulting cancellations due to the closure of airports could also have a material adverse effect on the Company’s financial performance indirectly, as a consequence of changes in the public’s willingness to travel within Europe due to the risk of flight disruptions.

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

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. Ryanair has an excellent 33 year safety record. In past years, however, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair, and could have a material adverse effect on Ryanair’s financial condition and results of operations.

The Company Faces the Risk of Loss and Liability. Ryanair has an excellent 33 year safety record; however, it is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence that are consistent with industry standards.

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 35% of total operating expenses in fiscal year 2018, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Availability Affect the Company’s Results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “Risks Related to the Company—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the “FAA”) and or European Aviation Safety Agency (the “EASA)” has required a number of such procedures with regard to Boeing 737-800 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pitot system heating, CFM fan blade nondestructive testing (NDT) on certain production CFM-56 engines, fuel tank boost pump electrical arcing protection, and the European Commission’s Datalink mandate. Ryanair’s policy is to implement any such required procedures in accordance with FAA and EASA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADRs as part of its general authority to repurchase up to 10% of the issued share capital in the Company. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals.

While there is a general belief that a 21 month transition agreement from March 2019 to December 2020 will be implemented and further extended, the likelihood of a hard Brexit may have an adverse impact on the business operations of Ryanair. In these circumstances, it is likely that the Company’s UK shareholders will be treated as non-EU and this could potentially affect Ryanair’s licencing and flight rights. Accordingly, in line with the Company’s Articles of Association, Ryanair may restrict the voting rights of all non-EU shareholders in the event of a hard Brexit, to ensure that the Company is majority owned and controlled by EU shareholders at all times to comply with licence requirement. This would result in non-EU shareholders not being able to vote on shareholder resolutions. In the meantime, the Company has applied for a UK Air Operator Certificate (“UK AOC”) which it intends to receive before the end of 2018.

As of June 30, 2018, ADRs accounted for approximately 43.7% of Ryanair Holdings’ issued ordinary shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings, has only occasionally declared special dividends on both its Ordinary Shares and ADRs. Ryanair Holdings’ ability to pay dividends in the future will be dependent on the financial performance of the Company and there is no guarantee that any further dividends will be paid. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair or other entities within the Ryanair Holdings group structure.

Increased Costs for Possible Future ADR and Share Repurchases. Up until April 2012, shareholders had only authorized the Directors to repurchase Ordinary Shares. As the ADRs have historically traded on the NASDAQ Stock Market (“NASDAQ”) at a premium compared to Ordinary Shares, the inclusion of ADRs in buyback programs may result in increased costs in performing share buy-backs. Over the past five years the Company has repurchased shares as follows:

	Ordinary	Ordinary Shares	Total	Total	Average Price per
	Shares	Underlying ADRs	Shares	Spent	Share
Fiscal Year	M’	M’	M’	€’M	€
2014	63.5	6.0	69.5	482	6.93
2015	10.9	—	10.9	112	10.28
2016	33.8	19.9	53.7	706	13.15
2017	50.7	21.6	72.3	1,018	14.08
2018	44.7	2.0	46.7	829	17.75

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited, now known as Ryanair Designated Activity Company (“DAC”). The latter operates an ultra-low fare, scheduled-passenger airline serving short- haul, point-to-point routes mainly within Europe. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the company.  As of June 30, 2018, Ryanair had a principal fleet of over 440 Boeing 737 aircraft and offered over 2,000 scheduled short-haul flights per day serving over 200 airports (including 86 bases) largely throughout Europe. See Item 4. “Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €1,450.2 million in fiscal year 2018, as compared with a profit of €1,315.9 million in fiscal year 2017. This 10% increase was primarily attributable to an 8% increase in revenues (due to a 9% increase in traffic) and an 8% fuel saving per passenger. Ryanair generated an average booked passenger load factor of approximately 95% in fiscal year 2018, compared to 94% in fiscal year 2017, and average booked passenger fare of €39.40 per passenger in fiscal year 2018, down from €40.58 in the prior fiscal year. The Company has focused on maintaining low operating costs (€42.08 per passenger in fiscal year 2018, a decrease from €42.62 in fiscal year 2017).

The market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. For example, the number of scheduled airline passengers traveling on Ryanair routes increased from 0.7 million passengers in 1991 to 130.3 million passengers in fiscal year 2018. Most international routes Ryanair has begun serving have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair typically capturing the largest portion of such growth on each route. A variety of factors contributed to this increase in air passenger traffic, including the development of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair DAC, Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Chief Financial Officer (same address as above). The telephone number is +353-1-945-1212 and facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

STRATEGY

Ryanair’s objective is to establish itself as Europe’s biggest scheduled passenger airline, through continued improvements and expanded offerings of its low-fares service. In the highly challenging current operating environment, Ryanair seeks to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost- containment and operating efficiencies. The key elements of Ryanair’s long-term strategy are:

Low Fares. Ryanair’s low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise use alternative forms of transportation or choose not to travel at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares typically charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See Item 4. “Route System, Scheduling and Fares—Widely Available Low Fares” below.

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to airlines’ own published statistics, Ryanair has achieved better punctuality and fewer lost bags than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by primarily operating from un-congested airports. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. Customer satisfaction is also measured by regular online, mystery-passenger and by passenger surveys.

Ryanair is continuously implementing new strategic initiatives that are expected to improve its customer service offering. In recent years, Ryanair introduced a series of customer-service related initiatives under the AGB customer experience program, including an easy-to-navigate website, a mobile app, reduced penalty fees, allocated seating, security fast track at selected airports and more customer-friendly baggage allowances and change flight policies. Ryanair has also introduced several important products that improve its offering to customers. Family PLUS offers families travelling with Ryanair a set of bundled ancillary discounts. PLUS gives customers a discounted bundle of ancillaries including a 20kg bag, priority boarding and a reserved seat. Flexi PLUS offers business travelers a flexible ticket, airport fast track and optional airport check-in.  Ryanair Groups is a dedicated booking service designed for groups travelling together. Furthermore, these customer-service related initiatives include scheduling more flights to primary airports, selling flights via travel agents on GDS, marketing spending to support these initiatives, and adjusting the airline’s yield management strategy with the goal of increasing load factors and yield.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short- haul routes. In fiscal year 2018, Ryanair flew an average route length of 775 miles and an average flight duration of approximately 1.9 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair’s strategy for controlling aircraft costs is focused on operating a single aircraft type. Ryanair currently operates “next generation” Boeing 737-800s and will commence operating the updated Boeing MAX-200 aircraft in Spring 2019. The purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. See Item 4. “Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB+ rating from both S&P and Fitch Ratings (see Item 3. “The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” above) and can raise inexpensive unsecured debt in the Capital Markets. The Company also finances aircraft from its strong cashflows.

(ii) Personnel Costs. Ryanair endeavors to control its labor costs through high productivity. Compensation for personnel emphasizes productivity-based pay incentives. These incentives include sales bonus payments for onboard sales of products for cabin crew and payments based on the number of hours or sectors flown by pilots and cabin crew within strict limits set by industry standards or regulations fixing maximum working hours.

(iii) Customer Service Costs. Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost- efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the AGB customer experience program, the Company has broadened its distribution base by making Ryanair’s fares available to Travelport (trading as Galileo and Worldspan) and Sabre at nominal cost to the Company. Direct sales via the Ryanair website and mobile app continues to be the prime generator of scheduled passenger revenues.

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports, although the recent change in strategy by the Company has seen it access more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports also generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet at the time of booking or post booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See “Item 3. Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Elimination of Airport Check-in Facilities.”

Taking Advantage of the Internet.  Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to November 2025. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional ancillary products on day of travel (e.g. bags, priority boarding and fast track). Ryanair has continued to invest in its website with the key features being personalization, a new “My Ryanair” account, easier booking flow, more content, faster, intuitive and fully responsive for mobile devices. The new “My Ryanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My Ryanair” is automatic for all bookings. Ryanair, as part of the AGB customer experience program, will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 33-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of a European Aviation Safety Agency (“EASA”) Part 145 approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other airlines, including Southwest Airlines, British Airways, Air France, Alitalia, Turkish Airlines, Norwegian Airlines, Aer Lingus and SAS.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For accommodation services (hotels, B&Bs, apartments, hostels etc.), Ryanair currently has a contract with five providers (Hotels.com, Hotelopia.com, HRS.com, Evivo and Hostelsclub) to market hotels and other accommodation offerings during and after the booking process. Ryanair also offers airport transfers and car park services through its website and on board its aircraft. Ryanair offers car hire services via a contract with CarTrawler. Ancillary revenues accounted for approximately 28% of Ryanair’s total operating revenues in fiscal year 2018 and approximately 27% of Ryanair’s total operating revenues in fiscal year 2017. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2018 Compared with Fiscal Year 2017—Ancillary Revenues” for additional information.

Focused Criteria for Growth. Ryanair believes it will have opportunities for continued growth by: (i) using aggressive fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to Market Challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding approximately 60 aircraft in fiscal year 2018 during the Winter season; (ii) disposing of aircraft (lease hand backs totaled 2 in fiscal year 2018); (iii) controlling costs; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “— The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.”

In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the Winter months (from November to March inclusive). Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s Winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Ryanair has Seasonally Grounded Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 19 2018, the Company offered over 2,000 scheduled short-haul flights per day serving over 200 airports largely throughout Europe. The following table lists Ryanair’s operating bases:

Operating Bases

Alghero	Edinburgh	Milan (Malpensa)
Alicante	Eindhoven	Naples
Athens	Faro	Nuremburg
Baden-Baden	Fez	Palermo
Barcelona (Girona)	Frankfurt (Hahn)	Palma Mallorca
Barcelona (El Prat)	Frankfurt Main	Paphos
Bari	Gdansk	Pescara
Belfast	Glasgow (Prestwick)	Pisa
Berlin	Gothenburg	Ponta Delgada
Birmingham	Gran Canaria	Porto
Bologna	Hamburg	Poznan
Bournemouth	Ibiza	Prague
Bratislava	Kaunas	Rome (Ciampino)
Bremen	Krakow	Rome (Fiumicino)
Brindisi	Lamezia	Santiago
Bristol	Lanzarote	Seville
Brussels (Charleroi)	Leeds Bradford	Shannon
Brussels (Zaventem)	Lisbon	Sofia
Bucharest	Liverpool	Stockholm (Skavsta)
Budapest	London (Luton)	Tenerife South
Cagliari	London (Southend) (a)	Thessaloniki
Catania	London (Stansted)	Timisoara
Cologne	Madrid	Trapani
Corfu	Malaga	Valencia
Cork	Malta	Vilnius
Dublin	Manchester	Warsaw (Modlin)
Dusseldorf	Marrakech	Wroclaw
Dusseldorf (Weeze)	Memmingen	Zadar
East Midlands	Milan (Bergamo)

(a)	In June 2018, Ryanair announced that it would open a base in London Southend airport from April 2019.

See Note 16, “Analysis of operating revenues and segmental analysis,” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

Ryanair’s objective is to schedule a sufficient number of flights per day on each of Ryanair’s routes to satisfy demand for Ryanair’s low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:00 a.m. and 11:30 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

As part of Ryanair’s AGB customer experience program Ryanair has focused on high frequency and business friendly timings between Europe’s main business centers.

During fiscal year 2018, Ryanair launched 260 new routes across its network. See “Item 3. Risk Factors— Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

Widely Available Low Fares

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

Ryanair’s discounted fares are driven by Ryanair’s “load factor active – yield passive” policy whereby seats are priced to ensure that high load factor targets are achieved.

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great service which has been enhanced by Ryanair’s AGB customer experience program which is now in its fifth year. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses topical advertising, social media, press conferences and publicity stunts. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company. The vast majority of such reservations and purchases are made through the website Ryanair.com. Ryanair is therefore not reliant on travel agents. See “—Strategy—Taking Advantage of the Internet” above for additional information.

Ryanair’s reservations system is hosted under an agreement with the system provider, Navitaire. Under the agreement, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in, security fast-track, priority boarding service and fully allocated seating as part of the AGB customer experience program. Ryanair also requires Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. The Company has also entered into an agreement with Travelport (which operates the Galileo and Worldspan GDS) and Sabre (collectively “GDSs”). The Company’s fares (except for the three lowest fare categories) are currently distributed on the GDSs’ systems. Ryanair has negotiated an attractive per segment price which enables it to sell tickets via travel agents at no commission to a mix of largely business/corporate travelers. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Aircraft

As of June 30, 2018, Ryanair had a fleet of over 440 Boeing 737 aircraft. The fleet was composed of Boeing 737-800 “next generation” aircraft, each having 189 seats. Ryanair’s fleet totaled 431 Boeing 737-800s at March 31, 2018. The Company expects to have an operating fleet comprising approximately 585 Boeing 737s at March 31, 2024 depending on the level of lease returns and aircraft disposals. This operating fleet will comprise a mix of Boeing 737-800s and Boeing 737-MAX-200 aircraft. The Boeing 737-MAX-200 aircraft, which will start being delivered during fiscal year 2020, will have 197 seats.

Between March 1999 and June 2018, Ryanair took delivery of 516 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing and disposed of 71 such aircraft, including 46 lease handbacks.

Under the terms of the 2013 Boeing Contract, Ryanair agreed to purchase 183 Boeing 737-800 aircraft over a five year period from fiscal years 2015 to 2019, with delivery beginning in September 2014. These aircraft benefit from a net effective price not dissimilar to that under the 2005 Boeing Contract. Under the terms of the 2014 Boeing contract, Ryanair has agreed to purchase up to 210 new Boeing 737-MAX-200 aircraft (135 firm orders and 75 aircraft subject to option) over a five year period from fiscal year 2020 to 2024, with delivery beginning in Spring 2019. The new aircraft will be used on new and existing routes to grow Ryanair’s business.

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

Boeing granted Ryanair certain price concessions as part of the 2013 Boeing Contract. These take the form of credit memoranda to Ryanair for the amount of such concessions, which Ryanair applies toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the new aircraft. Boeing and CFMI (the manufacturer of the engines to be fitted on the new aircraft) have also agreed to provide Ryanair with certain allowances for promotional and other activities, as well as providing certain other goods and services to Ryanair on concessionary terms. Those credit memoranda and promotional allowances will effectively reduce the price of each new aircraft payable by Ryanair. As a result, the “effective price” (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new Boeing 737-800 aircraft due for delivery from September 2014.

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

In a similar manner to the 2013 contract, Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract.  As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft due for delivery from Spring 2019.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which Ryanair currently leases 31 of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-800s being the most recent in current production, with the Boeing 737-MAX-200 not expected to enter the market until 2019.

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

The Boeing 737-MAX-200 aircraft could impact the Company insofar as the residual value of its Boeing 737- 800 aircraft could be reduced when it enters production, currently expected to be in Spring 2019.

At March 31, 2018, the average aircraft age of the Company’s Boeing 737-800 fleet was approximately 6.7 years.

Training and Regulatory Compliance

Ryanair currently owns and operates 9 Boeing 737-800 full flight simulators for pilot training. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). Ryanair has also purchased 7 new state of the art fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. In addition, Ryanair has ordered 7 new full flight simulators from CAE which will deliver over the next 3 years.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2018 Compared with Fiscal Year 2017—Ancillary Revenues” for additional information.

Ryanair primarily markets accommodation services, holidays, car hire and travel insurance through its website. For hotel and accommodation services, Ryanair launched Ryanair Rooms in October 2016 to market hotels, hostels, B&Bs, homestays and villas during and after the booking process. Ryanair receives a commission on these sales and is currently re-investing the commission into the development of this business by providing travel credits (redeemable against future flights) to the “My Ryanair” account of customers who book a room via Ryanair Rooms. Ryanair offers car hire services via a contract with CarTrawler. Ryanair also has a package holiday service, “Ryanair Holidays” offering flights, accommodation and transfers as a package.

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

Ryanair’s quality assurance department deals with oversight of all maintenance activities in accordance with EASA Part 145. EASA, which established Part 145, came into being on September 28, 2003; through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities” below. Ryanair is licenced to operate approved maintenance training courses under a Part 147 approval from the UK Civil Aviation Authority in its training school at London Stansted Airport and Glasgow Prestwick. It is also licenced to operate approved maintenance training courses under a Part 147 approval by the Irish Aviation Authority (IAA) in Dublin and by the Italian Civil Aviation Authority (ENAC) in Bergamo.

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick), Bremen, Kaunas, Frankfurt (Hahn), Madrid, Wroclaw and Bergamo facilities. Ryanair performs the majority of Boeing 737-800 heavy airframe maintenance inhouse with a seasonal use of third party maintenance repair and overhaul (the “MRO”) facilities. Ryanair operates a three-bay hangar facility at its base at Glasgow (Prestwick) in Scotland. In addition Ryanair has hangar facilities in Kaunas, Lithuania and Wroclaw, Poland which are used for C-check maintenance activities. Ryanair has recently opened a single bay hangar in Madrid and a double bay hangar is under construction in Seville.

Ryanair has a five-bay hangar and stores facility at its London (Stansted) airport base to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates four flight simulator devices, together with a cabin crew trainer and associated training rooms. The Stansted facility is being redesigned to accommodate an additional four full flight simulators with the first delivered in July 2018. Ryanair will install its first Boeing 737-MAX-200 full flight simulator in Stansted in early 2019.  Ryanair has completed the building of a separate training facility adjacent to the hangar to accommodate a full size Boeing 737NG training aircraft to allow for cabin crew and engineering training. Ryanair carries out A-checks and line maintenance in its single-bay aircraft hangar facility in Bremen. Ryanair has a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport and has taken acceptance of a two-bay hangar and stores facility. This facility allows Ryanair to carry out additional line maintenance including A-checks. Ryanair has a single bay hangar and has leased a second hangar in Bergamo, Italy which are used for line maintenance activities and A-checks. The second Bergamo hangar is being refurbished and will be operational in September 2018. Ryanair is planning a third hangar in Bergamo for operation from late 2019.  Ryanair has also built a technological centre of excellence in Bergamo to accommodate two full motion simulators, two fixed base simulators and a full size Boeing 737NG training aircraft to allow for pilot, engineering and cabin crew training.

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

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to CFM under a ten year agreement from December 2017, with an option for extension, which is pursuant to the previous General Electric Engine Services agreement. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. CFM mainly uses its EASA Part 145-approved repair facility in Cardiff, Wales for this work, but also uses its EASA Part 145-approved facility in Celma, Brazil. By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a EASA Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.  Ryanair recently commenced training engineering staff with Boeing and CFM for the introduction of the Boeing 737-MAX-200 aircraft in Spring 2019.

Ryanair expects to be dependent on external service contractors, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facilities at Dublin, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Kaunas, Wroclaw, Madrid, Bremen, Seville and Bergamo. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 33-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has a Safety Committee to review and discuss air safety and related issues. Mike O’Brien, a Non-Executive Director, is the joint chairman of this committee, (along with the Airline’s Accountable Manager for Safety, Neil Sorahan), and reports to the Board of Directors.

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

All Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height). The Boeing 737- MAX-200, scheduled for delivery in 2019, will include flight deck enhancements derived from Ryanair's experience with the Boeing 737-200 and Boeing 737-800 fleets.

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

Over time, various governments have introduced or planned to introduce additional taxes or levies on departing passengers that would have made air travel more expensive and likely reduced demand. While a number of these taxes have been reduced or cancelled since introduction, or not introduced at all, no assurance can be given that these or similar taxes or levies will not be reintroduced in the future at similar levels or higher levels, which could have a negative impact on demand for air travel.

In addition, Ryanair has a 10 year growth agreement with Manchester Airports Group plc, the owners of London (Stansted), in relation to an expansion of capacity at London (Stansted) in return for significant airport charge reductions for the incremental passenger volumes delivered.  Once this 10 year growth deal expires (2023), Ryanair may be subject to increased airport charges at London (Stansted) as the airport is no longer subject to regulation.

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

FUEL

The cost of jet fuel accounted for approximately 35% and 37% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2018 and 2017, respectively. In each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 1.0% and 0.8% of total fuel costs in the fiscal years ended March 31, 2018 and 2017 respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2018 Compared with Fiscal Year 2017—Fuel and Oil.”

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, Directors and officers liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described in “Item 3. Risk Factors – Risks Related to the Airline Industry – Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.

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

Ryanair has established Aviation Insurance (IOM) Limited (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $15.0 million. In addition to aviation insurance, AIL underwrites most of the single and multi-trip travel insurance policies sold on Ryanair.com.

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

FACILITIES

The following are the principal properties owned or leased by the Company:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Dublin Airport	1,370	1,649	Leasehold	Administrative Offices
Airside Business Park, Swords, Dublin	12,286	9,443	Freehold	Dublin Office and Simulator Training Center
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Enterprise House, Stansted	516	516	Leasehold	Administrative Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Stansted Airport	375	375	Leasehold	Training Center
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator Training Center and Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Prestwick Airport (Hangar)	10,052	10,052	Leasehold	Aircraft Maintenance
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Bergamo Airport (Hangar)	4,125	2,200	Leasehold	Aircraft Maintenance
Bergamo Airport Technological Centre of Excellence	5,000	2,500	Freehold	Cabin Crew and Engineering Training and Simulator Training Center
Wroclaw Airport, Poland	8,701	7,484	Leasehold	Aircraft Maintenance
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Poland
Skavsta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Kaunas Airport (Hangar)	4,500	4,500	Leasehold	Aircraft Maintenance
Madrid Airport (Hangar)	1,850	1,850	Leasehold	Aircraft Maintenance
Madrid, Spain	1,914	1,914	Leasehold	Travel Labs Madrid

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

TRADEMARKS

Ryanair’s logo and the slogan “Ryanair.com The Low Fares Website” are registered as European Union Trade Marks (“EUTMs”). Ryanair has also registered the EUTM for the word “Ryanairhotels.com.” Ryanair filed an application for registration of the slogan “Low Fares. Made Simple” in late 2014. The trademark was partially registered. An EUTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should another party use an identical or confusingly similar trademark in relation to identical, or similar services.

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

Ryanair’s trademarks include:

•	European Union (Word) Trade Mark registration number 004168721 comprised of the word “Ryanair” in classes 16, 28, 35, 36, 37, 38, 39 and 42 (Nice Classification) (registered);

•	European Union (Figurative) Trade Mark registration number 00338301 comprising the following graphic representation:

in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 22.1.16 (Vienna classification) (registered);

•	European Union (Word) Trade Mark registration number 004187721 comprised of the word “Ryanairhotels.com” in classes 16, 39 and 43 (Nice Classification) (registered);
•	European Union (Word) Trade Mark registration number 013185988 comprised of the word “LOW FARES. MADE SIMPLE” in classes 16, 28, 35, 36, 37, 38, and 42 (Nice Classification) (registered);

THE ENVIRONMENT

In March 2018, Ryanair launched a new Environmental Policy, which commits to ambitious future environmental targets building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow Ryanair to continue to lower CO2 emissions and noise pollution.

Ryanair’s Environmental Policy illustrates Ryanair’s commitment to managing its impact on the environment by:

•	Leading the way as Europe’s greenest, cleanest airline
•	Committing to ambitious environmental targets
•	Investing billions of euro in new, fuel efficient aircraft
•	Committing to eliminate non-recyclable plastics within 5 years
•	Allowing customers to offset the carbon cost of their flights

Ryanair has managed its impact on the environment and continuously lowered CO2 emissions by operating the youngest fleet in Europe, achieving high load factors and efficient fuel burn. These enable Ryanair to minimise fuel and energy consumption and reduce noise pollution.

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

Regulatory Authorities

Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Commission for Aviation Regulation (“CAR”), the Irish Aviation Authority (“IAA”), the Department of Transport, Tourism and Sport (“DTTAS”), the European Commission, and EASA. Management believes that the present regulatory environment in Ireland and the EU is characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training, and equipment by the national and EU regulatory authorities.

Ryanair also obtained an AOC and operating license for its subsidiary, Ryanair Sun. This AOC (No PL-066) was issued by the Polish Civil Aviation Authority on April 3, 2018, and the operating licence (no ULC-LER-1/4000-0156/06/17) was issued by the Polish Civil Aviation Authority on April 18, 2018.

Commission for Aviation Regulation “CAR”. The CAR has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licences under the provisions of EU Regulation 1008/2008. An operating licence is an authorization permitting the holder to transport passengers, mail and/or cargo by air. The criteria for granting an operating licence include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating licence, Irish and EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned directly or through majority ownership by EU member states and/or nationals of EU member states and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating licence. See “Item 10. Additional Information––Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Risk Factors––Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above. Ryanair’s current operating licence (No 02/14) has been issued by the CAR on March 4, 2014, and is subject to periodic review.

The CAR is also responsible for deciding maximum airport charges at Dublin Airport (see “—Airport Operations—Airport Charges” above), and for the enforcement of EU legislation requiring compensation of airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004) (see “Item 3. Risk Factors—Risks Related to the Airline Industry—EU Regulation on Passenger Compensation Could Significantly Increase Related Costs.”).

Irish Aviation Authority. The IAA is primarily responsible for the operational and regulatory function and services relating to the safety, security and technical aspects of aviation in Ireland. To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. Ryanair’s current AOC (No IE 7/94) was issued on March 4, 2014. There is no expiry date on the AOC. However, the IAA has broad authority to amend or revoke the AOC, with Ryanair’s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Ryanair’s Flight Operations Department is also subject to ongoing review by the IAA, which reviews the department’s audits, including flight audits, training audits, returned flight document (RFD) audits, and quality audits.

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

The European Aviation Safety Agency (EASA). EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level. The EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness, maintenance and air crew issues within the EU member states.

Eurocontrol. The European Organization for the Safety of Air Navigation (“Eurocontrol”) is an autonomous international organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe. Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented in Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft.

The legislation authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained, and may result in the possible sale of the aircraft.

European Commission. The European Commission is in the process of introducing an updated legislative package to its “single European sky” policy called “SES2+”, which would lead to changes to air traffic management and control within the EU.  The “single European sky” policy currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and use of the airspace and the inter-operability of the European air traffic management network. These regulations were amended by the so-called “Single European Sky II” regulation (EU Regulation 1070/09), which focused on air traffic control (“ATC”) performance and extended the authority of EASA to include Airports and Air Traffic Management. The objective of the policy is to enhance safety standards and the overall efficiency of air traffic in Europe, as well as to reduce the cost of air traffic control services.

The European Commission has published guidelines on the financing of airports and start-up aid to airlines by regional airports that place restrictions on the incentives public airports can offer to airlines delivering traffic, when compared with the commercial freedom available to private airports.

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

The European Union also passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, thirteen of the fourteen Directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

Data Protection

Ryanair’s processing of personal data is subject to increasingly complex data protection laws including the European Union’s General Data Protection regulation 2016/679 (the “GDPR”) as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR became directly applicable across the member states of the EEA on May 25, 2018 replacing the former data protection regime under Directive 95/46/EC. The GDPR imposes strict obligations on persons who process personal data, including requirements to implement appropriate security measures to ensure transfers of personal data are made securely and only where the transferor can guarantee that such personal data will be treated in accordance with the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data. It introduces new data subject rights, such as the “right to be forgotten” (to be erased from the databases of organisations holding their personal data, including erased from third party providers databases, provided there are no legitimate grounds for retaining the personal data) and the right to “data portability” (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20 million or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non material damage) suffered in the event that the processing of their personal data is in breach of the GDPR’s requirements. See “Risk factors – Ryanair is subject to increasingly complex data protection laws and regulations”

Environmental Regulation

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements. All of Ryanair’s aircraft currently comply with these regulations. Certain airports in the U.K. (including London Stansted and London Gatwick) and continental Europe have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Acts 2000 to 2016 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair’s engineering facilities at Dublin Airport, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skavsta), Bergamo, Wrocław and Kaunas. However, at all times Ryanair’s storage and handling of these substances complies with the relevant regulatory requirements. At Ryanair’s Glasgow (Prestwick) and London (Stansted) maintenance facilities, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. At all other facilities Ryanair adheres to all local and EU regulations.

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a fleet of primarily Boeing 737-800 “next generation” aircraft with an average age of 6.7 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to an all Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-MAX-200 aircraft (including 100 firm orders and 100 aircraft subject to option). The Boeing 737-MAX-200 aircraft will deliver between fiscal year 2020 and fiscal year 2024. The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft. This brings the total number of 737-MAX-200 aircraft on order to 210, with a list value of approximately $21.5 billion (assuming all options are exercised). In April 2018, the Company announced that it has converted 25 Boeing 737-Max-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-Max-200s with a further 75 options remaining. These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

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

•	has reduced per-passenger emissions through higher load factors (95% in fiscal year 2018);

•

better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;

•

provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and

•	has no scheduled late-night departures of aircraft, reducing the impact of noise emissions.

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2017, Ryanair emitted 10,765,881 tCO2 (Calendar 2016: 9,672,283), which equates to 0.084 tCO2 (Calendar 2016: 0.083) per passenger.

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

Slots

Currently, many of Ryanair’s airports have no “slot” allocation restrictions; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases is regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, EU law currently regulates the acquisition, transfer and loss of slots. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the then existing allocation system. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. There is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Other

Health and occupational safety issues relating to the Company are largely addressed in Ireland by the Safety, Health and Welfare at Work Act, 2005 (as amended) and other regulations under that act. Although licences or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the “Authority”), which is the regulating body in this area. The Authority periodically reviews Ryanair’s health and safety record and when appropriate, issues improvement notices or prohibition notices. Ryanair has responded to all such notices to the satisfaction of the Authority. Other safety issues are covered by the Irish Aviation Orders, which may vary from time to time.

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

HISTORY

Ryanair’s current business strategy dates to the early 1990s, when Ryanair became the first European airline to replicate the low-fares, low-cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger services between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August 1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through June 30, 2018, Ryanair launched service on more than 2,000 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, Ryanair established 86 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 4.9 million in fiscal year 1999 to approximately 130.3 million in fiscal year 2018. As of June 30, 2018, Ryanair had a principal fleet of over 440 Boeing 737-800 aircraft and now serves over 200 airports.

Ryanair expects to have approximately 585 aircraft in its operating fleet by March 31, 2024. This is subject to lease handbacks and disposals over the period to March 31, 2024 meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 0.9 million passengers in the calendar year 1992 to approximately 130.3 million passengers in fiscal year 2018.

Ryanair’s revenue passenger miles (“RPMs”) increased approximately 9% from 92,383 million in fiscal year 2017 to 101,022 million in fiscal year 2018 due partly to an increase of approximately 8% in scheduled available seat miles (“ASMs”) from 97,909 million in fiscal year 2017 to 105,735 million in fiscal year 2018. Scheduled passenger revenues increased from €4,868.2 million in fiscal year 2017 to €5,134.0 million in fiscal year 2018. Average booked passenger fare decreased from €40.58 in fiscal year 2017 to €39.40 in fiscal year 2018.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 73% in both fiscal years 2017 and 2018. Cost per passenger was €42.62 in fiscal year 2017 and €42.08 in fiscal year 2018, with the lower fuel cost per passenger of €14.60 in fiscal year 2018 as compared to €15.95 in fiscal year 2017 being the most significant factor behind this decrease. Ryanair recorded operating profits of €1,534.0 million in fiscal year 2017 and €1,667.3 million in fiscal year 2018. The Company recorded a profit after taxation of €1,315.9 million in fiscal year 2017 and €1,450.2 million in fiscal year 2018. Ryanair took delivery of 50 Boeing 737-800 aircraft in fiscal year 2018. The Company will take delivery of a further 29 Boeing 737-800 aircraft in fiscal year 2019 and expects that these deliveries, net of lease handbacks, will allow for an approximately 7% increase in fiscal year 2019 traffic. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Seasonally Grounded Aircraft.”

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, the impact of the banking crisis and potential break-up of the Eurozone; Brexit; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; flight disruptions caused by periodic and prolonged air traffic controller strikes in Europe; the rates of income and corporate taxes paid, and the impact of the financial and Eurozone crisis. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 and Boeing 737-MAX-200 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. See “Item 3. Key Information—Risk Factors—Risks related to the Airline Industry— The Company is Substantially Dependent on Discretionary Air Travel.”

RECENT OPERATING RESULTS

The Company’s profit after tax for the quarter ended June 30, 2018 (the first quarter of the Company’s fiscal year 2019) was €309.2 million (including a €9.3 million share of associate losses in the quarter) as compared to €397.1 million for the corresponding period of the previous year. The Company recorded a decrease in operating profit, from €460.2 million in the first quarter of fiscal year 2018 to €370.5 million in the recently completed quarter. Total operating revenues increased from €1,910.3 million in the first quarter of fiscal year 2018 to €2,078.9 million in the first quarter of fiscal year 2019. Operating expenses increased from €1,450.1 million in the first quarter of fiscal year 2018 to €1,708.4 million in the first quarter of fiscal year 2019, due primarily to increases in the cost of fuel and the increased costs associated with the growth of the airline. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €3,635.1 million at June 30, 2018 as compared with €4,186.7 million at June 30, 2017.

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

Long-lived Assets

As of March 31, 2018, Ryanair had €8.1 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives, expected residual values of its aircraft and the cost of major airframe and engine overhaul, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company’s aircraft, valuations from appraisers and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilization of the aircraft, governmental regulations on aging of aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

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

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year Ended March 31,
	2018	2017	2016
Total revenues	100%	100%	100%
Scheduled revenues	72	73	76
Ancillary revenues	28	27	24
Total operating expenses	77	77	78
Fuel and oil	27	29	32
Airport and handling charges	13	13	13
Staff costs	10	10	9
Route charges	10	10	10
Depreciation	8	7	6
Marketing, distribution and other	6	5	4
Maintenance, materials and repairs	2	2	2
Aircraft rentals	1	1	2
Operating profit	23	23	22
Net interest expense	(1)	(1)	(1)
Other income	—	—	5
Profit before taxation	22	22	26
Taxation	(2)	(2)	(3)
Profit after taxation	20	20	24

FISCAL YEAR 2018 COMPARED WITH FISCAL YEAR 2017

Profit after taxation.  Ryanair recorded a profit on ordinary activities after taxation of €1,450.2 million in fiscal year 2018, as compared with a profit of €1,315.9 million in fiscal year 2017. This 10% increase was primarily attributable to an 8% increase in revenues (due to a 9% increase in traffic) and an 8% fuel saving per passenger.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 5%, from €4,868.2 million in fiscal year 2017 to €5,134.0 million in fiscal year 2018, primarily reflecting the 9% increase in the number of booked passengers from 120.0 million to 130.3 million, partially offset by the 3% decrease in average fare from €40.58 to €39.40. Booked passenger load factors increased to 95% in fiscal year 2018 compared with 94% in fiscal year 2017.

Passenger capacity during fiscal year 2018 increased by 7% due to the increase in the average number of aircraft in the fleet. Scheduled passenger revenues accounted for 72% of Ryanair's total revenues in fiscal year 2018 and 73% in fiscal year 2017.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 13%, from €1,779.6 million in fiscal year 2017 to €2,017.0 million in fiscal year 2018, while ancillary revenues per booked passenger increased by 4% to €15.48 from €14.83. The overall increase in ancillary revenues reflects the higher uptake of reserved seating, priority boarding and car hire offset by lower travel insurance and hotels.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses remained flat at 77% in fiscal year 2018. Total revenues increased by 8%, faster than the 7% increase in operating expenses. In absolute terms, total operating expenses increased by 7%, from €5,113.8 million in fiscal year 2017 to €5,483.7 million in fiscal year 2018, principally as a result of increased costs associated with the airline. Airport and handling charges, staff costs, route charges, maintenance, materials and repairs and aircraft rentals all remained flat as a percentage of total revenues, while fuel and oil expenses decreased and depreciation and marketing, distribution and other increased.  Total operating cost per passenger decreased by 1%, with the decrease reflecting, principally, an 8% reduction in per passenger fuel costs offset by an increase in non-fuel costs of 3%.

The Company's decision to ground aircraft during the Winter months did not have a material impact on the results of the Company for fiscal year 2018 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft would have been lower than the operating costs associated with operating these aircraft, including fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant crews can be furloughed under the terms of their contracts without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per-passenger basis) for fiscal years 2018 and 2017 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year	Fiscal Year
	Ended	Ended
	March 31,	March 31,
	2018	2017	% Change
	€	€
Fuel and oil	14.60	15.95	(8%)
Airport and handling charges	7.19	7.20	—
Staff costs	5.67	5.27	7%
Route charges	5.39	5.47	(1%)
Depreciation	4.31	4.15	4%
Marketing, distribution and other	3.15	2.68	17%
Maintenance, materials and repairs	1.14	1.18	(3%)
Aircraft rentals	0.63	0.72	(12%)
Total operating expenses	42.08	42.62	(1%)

Fuel and oil. Ryanair's fuel and oil costs per passenger decreased by 8%, while in absolute terms, these costs decreased by 1% from €1,913.4 million in fiscal year 2017 to €1,902.8 million in fiscal year 2018, in each case after giving effect to the Company's fuel hedging activities. The 1% decrease reflected lower hedged fuel prices offset by a 10% increase in block hours. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased by 10% from €1.83 per U.S. gallon in fiscal year 2017 to €1.65 per U.S. gallon in fiscal year 2018, in each case after giving effect to the Company's fuel hedging activities.

Airport and handling charges. Ryanair's airport and handling charges per passenger remained flat in fiscal year 2018 compared to fiscal year 2017. In absolute terms, airport and handling charges increased by 9%, from €864.8 million in fiscal year 2017 to €938.6 million in fiscal year 2018, reflecting the 9% increase in passenger numbers.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 7% on a per-passenger basis, while in absolute terms, these costs increased by 17%, from €633.0 million in fiscal year 2017 to €738.5 million in fiscal year 2018. The increase in absolute terms was primarily attributable to the 10% increase in block hours, pilot salary increases, and the impact of a 2% pay increase in April 2017 offset by weaker sterling against the euro.

Route charges. Ryanair's route charges per passenger decreased by 1%. In absolute terms, route charges increased by 7%, from €655.7 million in fiscal year 2017 to €701.8 million in fiscal year 2018, primarily as a result of the 7% increase in sectors.

Depreciation. Ryanair's depreciation per passenger increased by 4%, while in absolute terms these costs increased by 13% from €497.5 million in fiscal year 2017 to €561.0 million in fiscal year 2018. The increase was primarily attributable to 50 additional owned fleet in the fleet compared to fiscal year 2017. See "-Critical Accounting Policies- Long-lived Assets" above.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 17% on a per-passenger basis in fiscal year 2018, while in absolute terms, these costs increased by 27%, from €322.3 million in fiscal year 2017 to €410.4 million in fiscal year 2018, with the overall increase reflecting €25 million in non-recurring EU261 costs arising from September/October 2017 flight cancellations.  EU261 costs increased as passengers have a higher propensity to claim than in prior years. Marketing costs were broadly flat compared to fiscal year 2017 and distribution costs increased at a slower rate than onboard sales.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, decreased by 3% on a per-passenger basis, while in absolute terms these expenses increased by 5% from €141.0 million in fiscal year 2017 to €148.3 million in fiscal year 2018. The increase in absolute terms during the fiscal year was due to the timing of maintenance checks partially offset by fewer leased aircraft in the fleet.

Aircraft rentals. Aircraft rental expenses amounted to €82.3 million in fiscal year 2018, a 4% decrease from the €86.1 million reported in fiscal year 2017, reflecting the smaller leased fleet.

Operating profit. As a result of the factors outlined above, operating profit remained flat on a per-passenger basis in fiscal year 2018, while, in absolute terms, it increased by 9% from €1,534.0 million in fiscal year 2017 to €1,667.3 million in fiscal year 2018.

Finance expense. Ryanair's interest and similar charges decreased by 11%, from €67.2 million in fiscal year 2017 to €60.1 million in fiscal year 2018, primarily due to lower interest rates and repayments of debt.

Finance income. Ryanair’s interest income decreased by €2.2 million from €4.2 million in fiscal year 2017 to €2.0 million in fiscal year 2018, primarily due to significantly lower deposit interest rates.

Foreign exchange gains/losses. Ryanair recorded foreign exchange gains of €2.1 million in fiscal year 2018, and €0.7 million losses in fiscal year 2017, primarily due to the impact of change in euro exchange rates against the U.S. dollar and U.K. pound sterling.

Taxation. The effective tax rate for fiscal year 2018 was 10.0%, as compared to an effective tax rate of 10.5% in fiscal year 2017. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax charge of €161.1 million in fiscal year 2018, compared with a tax charge of €154.4 million in fiscal year 2017.

FISCAL YEAR 2017 COMPARED WITH FISCAL YEAR 2016

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €1,315.9 million in fiscal year 2017, as compared with a profit of €1,559.1 million in fiscal year 2016. This 16% decrease was primarily attributable to the one off gain of €317.5 million on the sale of the Company's 29.8% shareholding in Aer Lingus in fiscal year 2016. This was offset by a 2% increase in revenues (due to a 13% increase in traffic) and an 18% fuel saving per passenger. Excluding the one off gain in fiscal year 2016, profit after tax increased by 6%.

Scheduled revenues. Ryanair's scheduled passenger revenues decreased by 2%, from €4,967.2 million in fiscal year 2016 to €4,868.2 million in fiscal year 2017, primarily reflecting the 13% decrease in average fare from €46.67 to €40.58 partially offset by the 13% increase in the number of passengers from 106.4 million to 120.0 million. Booked passenger load factors increased to 94% in fiscal year 2017 compared with 93% in fiscal year 2016.

Passenger capacity during fiscal year 2017 increased by 11% due to the increase in the average number of aircraft in the fleet. Scheduled passenger revenues accounted for 73% of Ryanair's total revenues for fiscal year 2017, compared with 76% of total revenues in fiscal year 2016.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 13%, from €1,568.6 million in fiscal year 2016 to €1,779.6 million in fiscal year 2017, while ancillary revenues per booked passenger increased to €14.83 from €14.74. The overall increase in ancillary revenues reflects solid performance in reserved seating, priority boarding, car hire and on-board sales offset by lower travel insurance and hotel penetration.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses decreased from 78% in fiscal year 2016 to 77% in fiscal year 2017. Total revenues increased by 2%, faster than the 1% increase in operating expenses. In absolute terms, total operating expenses increased by 1%, from €5,075.7 million in fiscal year 2016 to €5,113.8 million in fiscal year 2017, principally as a result of increased costs associated with the growth of the airline. Fuel and oil expenses and aircraft rentals decreased as a percentage of total revenues, while, airport and handling charges, route charges, staff costs, depreciation, marketing, distribution and other costs and maintenance, materials and repairs increased. Total operating cost per passenger decreased by 11%, with the decrease reflecting, principally, an 18% reduction in per passenger fuel costs and non-fuel costs decreasing by 5%.

The Company's decision to ground aircraft during the Winter months did not have a material impact on the results of the Company for fiscal year 2017 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft would have been lower than the operating costs associated with operating these aircraft, including fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant crews can be furloughed under the terms of their contracts without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per-passenger basis) for fiscal years 2017 and 2016 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

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

Fuel and oil. Ryanair's fuel and oil costs per passenger decreased by 18%, while in absolute terms, these costs decreased by 8% from €2,071.4 million in fiscal year 2016 to €1,913.4 million in fiscal year 2017, in each case after giving effect to the Company's fuel hedging activities. The 8% decrease reflected lower euro fuel prices offset by an 11% increase in block hours and higher load factors. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased by 17% from €2.21 per U.S. gallon in fiscal year 2016 to €1.83 per U.S. gallon in fiscal year 2017, in each case after giving effect to the Company's fuel hedging activities.

Airport and handling charges. Ryanair's airport and handling charges per passenger decreased by 8% in fiscal year 2017. In absolute terms, airport and handling charges increased by 4%, from €830.6 million in fiscal year 2016 to €864.8 million in fiscal year 2017, reflecting the 13% increase in traffic offset by more competitive airport deals and weaker sterling against the euro.

Route charges. Ryanair's route charges per passenger decreased by 7%. In absolute terms, route charges increased by 5%, from €622.9 million in fiscal year 2016 to €655.7 million in fiscal year 2017, primarily as a result of the 11% increase in sectors flown offset by Eurocontrol price reductions in France, Germany and the U.K. (aided by weaker sterling).

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased by 4% on a per-passenger basis, while in absolute terms, these costs increased by 8%, from €585.4 million in fiscal year 2016 to €633.0 million in fiscal year 2017. The increase in absolute terms was primarily attributable to the 11% increase in sectors flown and the impact of the 2% pay increase in April 2016 offset by weaker sterling against the euro.

Depreciation. Ryanair's depreciation per passenger increased by 3%, while in absolute terms these costs increased 16% from €427.3 million in fiscal year 2016 to €497.5 million in fiscal year 2017. The increase was primarily attributable to 52 additional owned aircraft in the fleet compared to fiscal year 2016. See "-Critical Accounting Policies-Long-lived Assets" above.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased by 3% on a per-passenger basis in fiscal year 2017, while in absolute terms, these costs increased by 10%, from €292.7 million in fiscal year 2016 to €322.3 million in fiscal year 2017, with the overall increase primarily reflecting increased distribution costs related to higher on-board sales, disruption costs related to ATC strikes (primarily French) and higher passenger compensation costs following an ECJ ruling in September 2015.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, decreased by 3% on a per-passenger basis, while in absolute terms these expenses increased by 8% from €130.3 million in fiscal year 2016 to €141.0 million in fiscal year 2017. The increase in absolute terms during the fiscal year was due to the timing of aircraft checks, the stronger U.S. dollar against the euro and lease handbacks.

Aircraft rentals. Aircraft rental expenses amounted to €86.1 million in fiscal year 2017, a 25% decrease from the €115.1 million reported in fiscal year 2016, reflecting the absence of short-term Summer leases compared to the prior year comparative and the handback of 10 leased aircraft over the past year.

Operating profit. As a result of the factors outlined above, operating profit decreased by 7% on a per-passenger basis in fiscal year 2017, while, in absolute terms, it increased from €1,460.1 million in fiscal year 2016 to €1,534.0 million in fiscal year 2017.

Other income. Other income in fiscal year 2016 consisted primarily of the gain of €317.5 million on the sale of Ryanair's stake in Aer Lingus.

Finance expense. Ryanair's interest and similar charges decreased by 5%, from €71.1 million in fiscal year 2016 to €67.2 million in fiscal year 2017, primarily due to lower interest rates.

Finance income. Ryanair's interest and similar income decreased by €13.7 million from €17.9 million in fiscal year 2016 to €4.2 million in fiscal year 2017 due to the absence of the Aer Lingus dividend (€8.0 million in fiscal year 2016), significantly lower deposit interest rates and lower cash balances throughout the year.

Foreign exchange gains/losses. Ryanair recorded foreign exchange losses of €0.7 million in fiscal year 2017, and €2.5 million in fiscal year 2016, primarily due to the impact of changes in euro exchange rates against the U.S. dollar.

Taxation. The effective tax rate for fiscal year 2017 was 10.5%, as compared to an effective tax rate of 11.6% in fiscal year 2016. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax charge of €154.4 million in fiscal year 2017, compared with a tax charge of €162.8 million in fiscal year 2016

.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for the acquisition of aircraft. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and any instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2018 and 2017 of €3,645.5 million and €4,128.5 million, respectively. The decrease at March 31, 2018 primarily reflects net capital expenditure of €1,470.6 million, shareholders returns of €829.1 million and debt repayments of €458.9 million, offset by the profit after tax of €1,450.2 million.

The Company’s net cash inflows from operating activities in fiscal years 2018 and 2017 amounted to €2,233.2 million and €1,927.2 million, respectively. The €306.0 million increase in net cash flows from operating activities for fiscal year 2018 compared to fiscal year 2017 was principally due to higher profit after tax of €134.3 million, depreciation and receipts for future flights offset by a decrease in trade payables.

During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737 aircraft and related flight equipment, payments on related indebtedness and payments of corporation tax, as well as share buy-backs of €829.1 million in fiscal year 2018 and €1,017.9 million in fiscal year 2017.  Cash generated from operations and the issuance of €750 million in 1.125% unsecured Eurobonds with a 6.5-year tenor in February 2017 have been the primary source for these cash requirements.

The Company’s net cash inflows from operating activities in fiscal years 2017 and 2016 amounted to €1,927.2 million and €1,846.3 million, respectively. The €80.9 million increase in net cash flows from operating activities for fiscal year 2017 compared to fiscal year 2016 was principally due to the increase in profit after tax of €74.3 million (excluding the gain on disposal of the available for sale financial asset of €317.5 million in fiscal year 2016), an increase in trade payables and a smaller increase in accrued expenses, offset by an increase in other assets. The movement which primarily relates to cash received in advance for flights, receipts for other receivables and increases in other payables balances, generated €113.1 million in cash in fiscal year 2017 compared with €135.6 million in fiscal year 2016.

The Company’s net cash used in investing activities in fiscal year 2018 totaled €719.4 million, primarily reflecting the Company’s capital expenditures, as described in more detail below.

The Company’s net cash used in investing activities in fiscal year 2017 totaled €1,290.8 million, primarily reflecting the Company’s capital expenditures.

Net cash used in financing activities totaled €1,222.8 million in fiscal year 2018, largely reflecting shareholders returns of €829.1 million and repayments of long term borrowings of €458.9 million.

Net cash used in financing activities totaled €671.6 million in fiscal year 2017, largely reflecting shareholders returns of €1,017.9 million and repayments of long term borrowings of €447.1 million offset by the issuance of €750 million unsecured Eurobonds in February 2017.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2018 and 2017 were €1,470.6 million and €1,449.8 million respectively. Ryanair has traditionally funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2018, Ryanair had a fleet of 431 Boeing 737-800 aircraft, 153 of which were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (16 of the aircraft in the fleet as of March 31, 2018) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2018). Of Ryanair’s total fleet of 431 Boeing 737-800 aircraft at March 31, 2018 there were 31 aircraft which were financed through operating lease arrangements, 154 aircraft were financed from Ryanair’s own resources on an unsecured basis and the remaining 71 aircraft have no outstanding debt remaining. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2019.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company pursuant to the 2013, 2014 Boeing Contracts:

	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
Fiscal Year End	2018	2019	2020	2021	2022	2023	2024	Total
Opening Fleet	383	431	455	478	513	540	576	383
Deliveries under 2013 Boeing Contract	50	29	—	—	—	—	—	79
Firm deliveries under 2014 Boeing Contract	—	—	47	36	21	21	10	135
Option Aircraft under 2014 Boeing Contract	—	—	—	8	28	25	14	75
Planned returns or disposals	(2)	(5)	(24)	(9)	(22)	(10)	(15)	(87)
Closing Fleet	431	455	478	513	540	576	585	585

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €3,963.0 million at March 31, 2018 and €4,384.5 million at March 31, 2017, with the change being primarily attributable to debt repayments. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2018. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2018, 153 of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed seven aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 20% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, this is currently managed as part of the Ryanair risk management strategy. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with remaining maturities of up to 6 years in respect of approximately 80% of its outstanding aircraft debt financing at March 31, 2018 and approximately 20% of total debt was floating rate at that date.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s total outstanding debt at March 31, 2018. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure and Hedging” for additional details on the Company’s hedging transactions.

At March 31, 2018	EUR	EUR
	Fixed	Floating
	(in millions of euro)
Borrowing profile before swap transactions	3,096.4	866.6
Interest rate swaps – Debt swapped from floating to fixed	74.4	(74.4)
Borrowing profile after swap transactions	3,170.8	792.2

The weighted-average interest rate on the cumulative borrowings under these facilities of €3,963.0 million at March 31, 2018 was 1.41%. Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 and Boeing 737-MAX-200 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB+ (stable) credit rating from Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €850 million in 1.875% unsecured Eurobonds with a 7-year tenor in June 2014, issuance of €850 million in 1.125% unsecured Eurobonds with an 8-year tenor in March 2015 and issuance of €750 million in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 153 aircraft delivered and remaining in the fleet as of March 31, 2018 rests with a number of United States special purpose vehicles (the “SPVs”). The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

Ryanair has a track record in securing finance for similar sized aircraft purchases. The 1998, 2002, 2003 and 2005 Boeing Contracts totaling 348 aircraft were financed with approximately 66% U.S. Ex-Im Bank loan guarantees and capital markets (with 85% loan to value) financing, 24% through sale and operating leaseback financing, and 10% through JOLCOs and commercial debt. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

At March 31, 2018, Ryanair had 31 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 31 operating leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 16 of the 31 remaining operating lease aircraft as at March 31, 2018 on pre-determined terms. At March 31, 2018 the Company has exercised 10 of these options to extend. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. 16 of these JOLCO arrangements are still outstanding as of March 31, 2018. These structures are accounted for as finance leases and are initially recorded at fair value on the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for 6 of these aircraft in fiscal year 2018. 6 aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

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

Ryanair currently has corporate ratings of BBB+ (stable) from both S&P and Fitch Ratings and a €5 billion EMTN program. Ryanair issued €850 million in unsecured Eurobonds with a 7-year tenor at a coupon of 1.875% in June 2014, €850 million in unsecured Eurobonds with an 8-year tenor at a coupon of 1.125% in March 2015 and €750 million in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2018. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above, and do not reflect the Eurobond issuances in June 2014, March 2015 and February 2017. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.2321 = €1.00 (based on the European Central Bank Rate on March 29, 2018). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor described below. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

With respect to purchase obligations under the terms of the 2013 Boeing Contract and 2014 Boeing Contract, the Company was required to pay Boeing 1.0% of the Basic Price of each of the 318 firm-order Boeing 737 aircraft at the time the contracts were signed (such deposit being fully refundable if the Company had not received the shareholder approval at the EGMs on June 18, 2013 and November 28, 2014), and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated “Escalation Factor” but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery. Similar terms applied under the 2005 Boeing contract, with the first payment due when the contract was signed in February 2005.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(in millions of euro)
Long-term Debt (a)	3,636.8	305.2	277.4	1,279.4	1,774.8
Finance Lease Obligations	326.2	129.5	18.6	178.1	—
Purchase Obligations (b)	13,078.1	1,847.4	3,910.0	6,488.8	831.9
Operating Lease Obligations	150.3	76.8	55.8	17.7	—
Future Interest Payments (c)	212.2	53.8	46.7	102.2	9.5
Total Contractual Obligations	€17,403.6	€2,412.7	€4,308.5	€8,066.2	€2,616.2

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 10 and Note 22 to the consolidated financial statements included in Item 18.
(b)	These are noted at a non-discounted “list” price. For additional information on Ryanair’s purchase obligation, see Note 22 to the consolidated financial statements included in Item 18.
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

Guarantees. Ryanair Holdings has provided an aggregate of €4,118.2 million (as at March 31, 2018) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2013 Boeing Contract, under which there was a total of 29 aircraft outstanding as at March 31, 2018, amounting to approximately $2.3 million at list prices and guarantees given in relation to the 2014 Boeing contract under which there was a total of 210 aircraft (135 firm orders and 75 options) outstanding as at March 31, 2018 amounting to approximately $20.5 billion at list prices.

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

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2018.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of Ryanair Holdings and Ryanair as of July 19, 2018:

Name	Age	Positions
David Bonderman (a)(b)	75	Chairman and Director
Roisin Brennan (c)	53	Director
Michael Cawley (b)	64	Director
Emer Daly (c)	55	Director
Stan McCarthy (a)(e)	60	Director
Charles McCreevy (c)	68	Director
Declan McKeon (c)	67	Director
Kyran McLaughlin (a)	74	Director
Howard Millar (e)	57	Director
Dick Milliken (c)	67	Director
Mike O’Brien (d)	74	Director
Michael O’Leary (a)	57	Director and CEO
Julie O’Neill (e)	63	Director
Louise Phelan (b)	51	Director

(a)	Executive Committee Member.
(b)	Nomination Committee Member.
(c)	Audit Committee Member.
(d)	Safety Committee Member.
(e)	Remuneration Committee Member.

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

Roisin Brennan has served as a Director since May 2018. Ms. Brennan is a former Chief Executive of IBI Corporate Finance Ltd where she had extensive experience advising public companies in Ireland. She is currently a Non-Executive Director of Coillte CGA, Musgrave Group plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016. She is an Irish Citizen.

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

Emer Daly has served as a Director of Ryanair since December 2017. Ms. Daly is currently Board Chairman at RSA Insurance Ireland DAC and a Non-Executive Director of Chetwood Financial Limited. Ms. Daly previously served as a Non-Executive Director of Permanent TSB Group plc and as a Director of Payzone Plc. Ms. Daly also held senior roles with PricewaterhouseCoopers and AXA Insurance for over 20 years. She is an Irish citizen.

Stan McCarthy was appointed as a Director of Ryanair in May 2017. Mr. McCarthy was Chief Executive of Kerry Group from January 2008 until September 2017. Mr. McCarthy joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. He has dual Irish and U.S. citizenship.

Charles McCreevy has served as a Director since May 2010, having previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held Ministerial Office in several Irish Governments, including Minister for Finance (1997-2004), Minister for Tourism and Trade (1993-1994) and Minister for Social Welfare (1992-1993). He is an Irish citizen.

Declan McKeon has served as a Director since May 2010, having previously been an audit partner of PwC. Mr. McKeon is currently the Lead Independent Director of ICON plc. Mr. McKeon is chairman of the Audit Committee. He is an Irish citizen.

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

Howard Millar was appointed as a Director of Ryanair in August 2015.  Mr. Millar had served as Deputy Chief Executive Officer and Chief Financial Officer from 2003 to December 2014 having previously been Director of Finance from 1993 and Financial Controller in 1992. Mr. Millar is Chairman of BDO Ireland, a member of Irelandia Aviation’s advisory board and a Non-Executive Director of both Applegreen plc and ASL Aviation Airlines Group Ltd. He is an Irish citizen.

R.A. (Dick) Milliken has served as a Director since July 2013 having previously been CFO of the Almac Group and former CEO of Lamont plc. Mr. Milliken serves as a Director of Bank of Ireland Mortgage Bank, where he is Chairman of the Audit Committee. Mr. Milliken is also Chairman of Northern Ireland Science Park and a Director of a number of private companies. He is a British citizen.

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

Michael O’Leary has served as a Director of Ryanair since 1988 and as CEO since 1994. He is an Irish citizen.

Julie O’Neill has served as a Director since December 2012 having previously served as Secretary General of the Irish Department of Transport from 2002 to 2009 and, in a career that spanned 37 years in the Irish public service, worked in strategic policy development and implementation in eight Government Departments. She chairs the Sustainable Energy Authority of Ireland and is a Senior Independent Director of Permanent Group TSB plc and an independent Non-Executive Director of AXA Life Europe. She is an Irish citizen.

Louise Phelan has served as a Director since December 2012. Ms. Phelan is currently serving as VP for PayPal Global Operations Europe, Middle East and Africa leading 1,800 people in Dublin, Dundalk and Berlin. Ms. Phelan is a member of the Board of Voxpro since January 2016. She is an Irish citizen.

The Board of Directors has established a number of committees, including the following:

Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Messrs. Bonderman, McCarthy, McLaughlin and O’Leary are the members of the Executive Committee.

Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Executives of the Company and to administer the stock option plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Board of Directors as a whole determines the remuneration and bonuses of the CEO, who is the only Executive Director. Mr. McCarthy, Mr. Millar and Ms. O’Neill are the members of the Remuneration Committee.

Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. McKeon, Mr. McCreevy, Mr. Milliken, Ms. Daly and Ms. Brennan are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent Non-Executive Director, Mr. McKeon, is the chairman of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws. Mr. Milliken will replace Mr. McKeon as Audit Committee Chairman when he steps down from the Board in September.

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

Safety Committee. The Board of Directors established the Safety Committee in March 1997 to review and discuss air safety and related issues. The Safety Committee reports to the full Board of Directors each quarter. The Safety Committee is composed of Mr. O’Brien and Mr. Sorahan, Accountable Manager for Safety (who both act as co-chairman), as well as the following Executive Officers of Ryanair: Messrs. Bellew, Wilson, the Chief Pilot, Captain Ray Conway and the Chief Risk Officer, Ms. Carol Sharkey. A number of other managers are invited to attend, as required, from time to time.

Powers of, and Action by, the Board of Directors

The Board of Directors is empowered by the Articles of Association of Ryanair Holdings (the “Articles”) to carry on the business of Ryanair Holdings, subject to the Articles, provisions of general law and the right of stockholders to give directions to the Directors by way of ordinary resolutions. Every Director who is present at a meeting of the Board of Directors of Ryanair Holdings has one vote. In the case of a tie on a vote, the chairman of the Board of Directors has a second or tie-breaking vote. A Director may designate an alternate Director to attend any Board of Directors meeting, and such alternate Director shall have all the rights of a Director at such meeting.

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

Independence.  NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company’s Annual Report on Form 20-F. The Board of Directors has determined that each of the Company’s thirteen Non-Executive Directors is “independent” under the standards set forth in the U.K. Corporate Governance Code (the “Code”).

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

In determining that each of the thirteen Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Directors Messrs. Bonderman, McLaughlin, Cawley, Millar, O’Brien and Ms. Phelan.

The Board has also considered the independence of David Bonderman given his shareholding in Ryanair Holdings plc. As at March 31, 2018, David Bonderman had a beneficial shareholding in the Company of 7,535,454 ordinary shares, equivalent to 0.64% of the issued share capital. Having considered this shareholding in light of the number of issued shares in Ryanair Holdings plc and the financial interest of the Director, the Board has concluded that the interest is not so material as to breach the spirit of the independence rule contained in the Code.

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

The Board has also considered the independence of Louise Phelan given her role as Vice President for PayPal for Global Operations Europe, Middle East and Africa . PayPal is one of Ryanair’s payment service providers. The Board has considered the services provided by PayPal and have concluded that Louise Phelan is an independent Non-Executive Director within the spirit and meaning of the Code Rules.

The Board has further considered the independence of Messrs. David Bonderman and Kyran McLaughlin as they have each served more than nine years on the Board. The Board considers that each of these Directors is independent in character and judgment as they either have other significant commercial and professional commitments and/or bring their own level of senior experience gained in their fields of international business and professional practice. When arriving at this decision, the Board has taken into account the comments made by the Financial Reporting Council in their report dated December 2009 on their review of the impact and effectiveness of the Code, in particular their comment that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration should be that the Board is fit for purpose.

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

Executive Officers

The following table sets forth certain information concerning the Executive Officers of Ryanair at July 19, 2018:

Name	Age	Position
Peter Bellew	53	Chief Operations Officer
John Hurley	43	Chief Technology Officer
Kenny Jacobs	44	Chief Marketing Officer
Juliusz Komorek	40	Chief Legal and Regulatory Officer; Company Secretary
David O’Brien	54	Chief Commercial Officer
Michael O’Leary	57	Chief Executive Officer
Carol Sharkey	43	Chief Risk Officer
Neil Sorahan	46	Chief Financial Officer
Edward Wilson	54	Chief People Officer

Peter Bellew (Chief Operations Officer). Peter was appointed Chief Operations Officer in December 2017. He returned to Ryanair from Malaysia Airlines where he was Group CEO. He is a 30-year veteran of the travel and aviation business.  He previously worked for Ryanair from 2006 to 2014 where he held various positions including Director of Flight Operations and Head of Sales and Marketing.  Prior to that he worked in the tour operating and airports sector.

John Hurley (Chief Technology Officer). John was appointed Chief Technology Officer in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Ltd and Education Multimedia Group and has over 19 years of experience in the IT industry.

Kenny Jacobs (Chief Marketing Officer). Kenny was appointed Chief Marketing Officer in January 2014. He is responsible for sales, digital marketing and customer service at Ryanair. Previously Kenny was CMO for Moneysupermarket plc. which has a set of digital brands. Kenny has spent much of his career in retail with Tesco PLC as marketing Director in Tesco Ireland and brand Director for Tesco U.K. Prior to that he worked for German retailer Metro Group GmbH in various roles in marketing and IT in Europe and Asia.

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

Carol Sharkey (Chief Risk Officer). Carol was appointed as Chief Risk Officer in May 2018 having held the position of Director of Safety and Security since 2014.  She has worked at Ryanair since 1995 having previously held roles in inflight, flight operations and in recent years has overseen the flight safety department.

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

Compensation of Directors and Executive Officers

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its 8 Executive Officers named above in fiscal year 2018 was €9.7 million. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below

Each of Ryanair Holdings’ Non-Executive Directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board receives a fee of €100,000 per annum. The additional remuneration paid to all Committee members for service on that committee is €15,000 per annum, with the exception of the Chairman of the Safety Committee who is entitled to receive €40,000 per annum in connection with the additional duties in relation to that committee.

For further details of stock options that have been granted to the Company’s employees, including the Executive Officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O’Leary

In October 2014, Michael O’Leary (Chief Executive Officer) signed a 5-year contract which commits him to the Company until September 2019. This contract replaces a rolling 12-month arrangement under which Mr. O’Leary has worked as Chief Executive of the airline since 1994. Pursuant to the agreement, Mr. O’Leary serves as Chief Executive Officer at a current annual gross salary of approximately €1 million, subject to any increases that may be agreed between the Company and Mr. O’Leary. Mr. O’Leary is also eligible for annual bonuses, limited to 100% of basic salary as determined by the Board of Directors of the Company, which are subject to the achievement of both budget and personal performance criteria; the amount of such bonuses paid to Mr. O’Leary in fiscal year 2018 totaled approximately €0.9 million. Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team at each of March 31, 2018, 2017 and 2016:

	Number of Staff at March 31,
Classification	2018	2017	2016
Management	120	116	112
Administrative	780	603	485
Maintenance	156	152	148
Ground Operations	433	413	356
Pilots	4,831	4,058	3,424
Cabin Crew	8,263	7,684	6,933
Total	14,583	13,026	11,458

While Ryanair makes the transition to collective bargaining with unions, these unions may have unrealistic expectations and agitate for unproductive work practices which if acceded to would add to the complexity and costs to the business. Ryanair will continue to defend its existing high productivity business model. Ryanair believes that existing terms and conditions for both pilots and cabin crew are already extremely competitive in the market with competitive pay, fixed rosters, outstanding promotional opportunities and a wide choice of base locations across Europe.

Ryanair’s pilots, cabin crew, maintenance and ground operations personnel undergo continuous recurrent training. A substantial portion of the training for Ryanair’s cabin crew is devoted to safety procedures, and cabin crew are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training.

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline’s growth to date, management believes that while there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control, Ryanair could face some difficulty in hiring and continuing to employ the required personnel due to a tightening labour market driven by wage inflation particularly from China. Ryanair has also been able to satisfy its needs for additional pilots and cabin crew through the use of contract agencies. These contract pilots and cabin crew are included in the table above.

Ryanair’s crews earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by industry standards or regulations governing maximum working hours). During fiscal year 2018, such productivity-based incentive payments accounted for approximately 42% of an average cabin crew’s total earnings and approximately 31% of the typical pilot’s compensation. Pilots at all of Ryanair’s bases are covered by the terms of existing collective agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2019 and 2023 however these agreements are likely to be replaced by Collective Labour Agreements (CLA) negotiated with the unions and Company Councils in each country. Ryanair’s pilots are currently subject to IAA-approved limits of 900 flight-hours per calendar year. For fiscal year 2018, the average flight-hours for Ryanair’s pilots amounted to approximately 68.5 hours per month and approximately 822 hours for the complete year, a 2.38% decrease on the previous fiscal year.

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

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2018, there were 1,154,586,709 Ordinary Shares outstanding. As of that date, 100,825,777 ADRs, representing 504,128,886 Ordinary Shares, were held of record in the United States by 56 holders, and represented in the aggregate 43.7% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2018, June 30, 2017 and June 30, 2016, the latest practicable date prior to the Company’s publication of its statutory Annual Report in each of the relevant years.

	As of June 30, 2018		As of June 30, 2017		As of June 30, 2016
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	196,038,142	17.0%	174,732,018	14.5%	170,097,046	13.5%
HSBC Holdings PLC	55,792,770	4.8%	112,027,084	9.3%	67,327,570	5.3%
Fidelity	63,587,530	5.5%	70,116,745	5.8%	81,631,505	6.5%
Baillie Gifford	55,403,057	4.8%	61,407,951	5.1%	74,577,765	5.9%
Michael O’Leary	44,096,725	3.8%	46,096,725	3.8%	50,096,725	3.9%

As of June 30, 2018, the Directors of Ryanair Holdings as a group owned 53,053,127 Ordinary Shares, representing 4.6% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 18(d) to the consolidated financial statements included herein. Each of Ryanair’s shareholders has identical voting rights with respect to its Ordinary Shares.

As of March 31, 2018, there were 1,171,142,985 Ordinary Shares outstanding.

Based on information available to Ryanair Holdings plc, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2018, March 31, 2017 and March 31, 2016.

	As of March 31, 2018		As of March 31, 2017		As of March 31, 2016
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	193,229,822	16.5%	175,034,773	14.4%	164,067,874	12.7%
Fidelity	67,919,641	5.8%	70,634,226	5.8%	81,631,505	6.3%
HSBC Holdings PLC	64,191,568	5.5%	105,488,520	8.7%	71,373,074	5.5%
Michael O’Leary	46,096,725	3.9%	50,096,725	4.1%	50,096,725	3.8%
Baillie Gifford	45,244,444	3.9%	61,526,458	5.1%	74,971,675	5.8%

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of senior management and the Directors as disclosed in Note 26 to the consolidated financial statements) as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2018 or in the period from March 31, 2018 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid.  In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €9.9 million of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €12.6 million of alleged aid. Ryanair has appealed the seven “aid” decisions to the EU General Court. These appeal proceedings are expected to take between two and four years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș and Montpellier. These investigations are ongoing and Ryanair currently expects that they will conclude in late 2018, with any European Commission decisions appealable to the EU General Court.

Ryanair is also facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn).

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (screenscraper websites) in Ireland, Germany, the Netherlands, France, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licenced access to its flight and pricing information to such websites. Ryanair also permits Travelport and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies. The Company has received favorable rulings in France, Germany, Ireland, Italy and The Netherlands, and unfavorable rulings in Germany, Spain, France and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels and travel insurance etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

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

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting, a €300 million share buy-back program was formally announced on June 5, 2007. Permission was received at the annual general meeting held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300 million share buy-back of approximately 59.5 million Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buy-back program of up to €200 million worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting held on September 18, 2008. 18.1 million Ordinary Shares were repurchased under this program at a cost of approximately €46.0 million. The Company also completed share buy-backs of €125 million in respect of 36.5 million Ordinary Shares in fiscal year 2012 and 15 million Ordinary Shares at a cost of approximately €68 million in fiscal year 2013.

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

In fiscal year 2014, 69.5 million Ordinary Shares (including Ordinary Shares underlying just over 6.0 million ADRs) were repurchased at a cost of approximately €482 million. In February 2015, the Company announced a €400 million ordinary share buy-back program which was completed between February and August 2015. In February 2016, the Company announced an €800 million Ordinary Share buyback program (including Ordinary Shares underlying ADRs) and this program was subsequently increased to €886 million in June 2016. €418 million of this program was completed in fiscal year 2016 to buyback approximately 29.1 million shares (including approximately 19.9 million shares underlying ADRs) with the remaining €468 million spent in fiscal year 2017 to buyback approximately 36.0 million shares (including approximately 3.9 million shares underlying ADRs). In addition to the above, in fiscal year 2017, the Company bought back 36.4 million shares (including approximately 17.7 million shares underlying ADRs) at a total cost of approximately €550 million during the period November 2016 to February 2017. In February 2017 the Company announced the commencement of a €150 million share buyback program in respect of shares underlying ADRs. The Company bought back approximately 2.0 million shares underlying ADRs at a cost of €39 million under this program during fiscal year 2018. In addition to the above, in fiscal year 2018, the Company bought back 33.0 million shares at a total cost of €600 million under its €600 million share buyback program which commenced in May 2017 and 11.7 million shares at a total cost of €190 million under it €750 million share buyback which commenced in February 2018. As of July 19, 2018 the Company had bought back approximately 20.1 million shares at a cost of €320.1 million under this €750 million program during fiscal year 2019. All Ordinary Shares (including ADRs which represent five Ordinary Shares) repurchased have been cancelled.

See “Item 9. The Offer and Listing - Trading Markets and Share Prices” below for further information regarding share buy-backs.

SIGNIFICANT CHANGES

Between April 1, 2018 and July 19, 2018, the Company had bought back 20.1 million ordinary shares at a total cost of €320.1 million under its €750 million share buyback which commenced in February 2018. This was equivalent to 1.7% of the Company’s issued share capital at March 31, 2018. All ordinary shares repurchased are cancelled.

In April 2018, the Company announced that it has converted 25 Boeing 737-Max-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-Max-200s with a further 75 options remaining.

In April 2018, the Company purchased 24.9% of LaudaMotion. On July 12, 2018 the European Commission approved Ryanair’s proposed acquisition of a further 50.1% interest in LaudaMotion, clearing the way for Ryanair to increase its holding to 75%.

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

ADRs, each representing 5 Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

*All quarterly high and low prices for ADRs and Ordinary Shares in the following tables refer to calendar year quarters and not fiscal year quarters.

	ADRs
	(in U.S. dollars)
	High	Low
2012	36.89	27.77
2013	54.05	34.62
2014	71.27	46.99
2015	87.64	60.10
2016
First Quarter	86.99	74.19
Second Quarter	87.41	66.82
Third Quarter	79.50	67.71
Fourth Quarter	84.81	67.79
2017
First Quarter	85.66	78.66
Second Quarter	110.58	82.59
Third Quarter	120.16	101.59
Fourth Quarter	126.69	103.25
2018
January 2018	123.71	105.25
February 2018	124.69	113.10
March 2018	126.39	118.56
April 2018	123.45	109.97
May 2018	120.70	109.89
June 2018	120.78	112.38
July 2018 (to July 19, 2018)	118.30	111.99

	Ordinary Shares
	(Irish Stock Exchange)
	(in euro)
	High	Low
2012	5.00	3.68
2013	7.47	4.76
2014	9.83	6.30
2015	15.35	9.06
2016
First Quarter	15.34	12.75
Second Quarter	14.20	10.46
Third Quarter	13.45	10.91
Fourth Quarter	14.89	11.14
2017
First Quarter	14.96	13.94
Second Quarter	18.74	14.55
Third Quarter	19.39	16.32
Fourth Quarter	17.97	14.61
2018
January 2018	16.79	15.05
February 2018	16.77	15.70
March 2018	16.56	15.82
April 2018	16.50	15.34
May 2018	16.72	15.32
June 2018	16.67	15.39
July 2018 (to July 19, 2018)	16.04	15.05

	Ordinary Shares
	(London Stock Exchange)
	(in euro)
	High	Low
2012	5.00	3.68
2013	7.48	4.76
2014	9.82	6.31
2015	15.29	9.06
2016
First Quarter	15.34	12.75
Second Quarter	14.19	10.53
Third Quarter	13.46	10.90
Fourth Quarter	14.89	11.13
2017
First Quarter	14.93	13.92
Second Quarter	18.74	14.54
Third Quarter	19.35	16.27
Fourth Quarter	17.98	14.65
2018
January 2018	16.82	15.00
February 2018	16.71	15.72
March 2018	16.56	15.28
April 2018	16.52	15.35
May 2018	16.78	15.35
June 2018	16.81	15.49
July 2018 (to July 19, 2018)	16.13	15.05

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 56, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

Year Ended March 31,	No. of shares (m)	Approx. cost (€m)
2008	59.5	300.0
2009	18.1	46.0
2010	––	––
2011	––	––
2012	36.5	124.6
2013	15.0	67.5
2014	69.5	481.7
2015	10.9	112.0
2016	53.7	706.1
2017	72.3	1,017.9
2018	46.7	829.1
Period through July 19, 2018	20.1	320.1
Total	402.3	4,005.0

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

The minimum price at which the Company may repurchase Ordinary Shares is their nominal value of 0.600 euro cent (€0.006).

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

As of June 30, 2018, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 30.1 million, representing 2.6% of the Company’s issued share capital at that date.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2018, a total of 1,171,142,985 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent.

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

Under Option Plan 2013, 36 senior managers (including 7 of the current Executive Officers) and 10 of the current Non-Executive Board members were granted 10 million share options, in the aggregate, at a strike price of €6.25 in July 2014. These options are exercisable between June 2019 and July 2022. They will only vest if certain targets in relation to net profit and/or share price are achieved and will only be available to managers/Directors who continue to be employed by the Company through April 30, 2019. Also under Option Plan 2013, 3.5 million share options were granted, in aggregate, to Executive Officers at a strike price of €6.74 in October 2014. These options are exercisable between September 2019 and October 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available to Executives who continue to be employed by the Company through July 31, 2019. On November 11, 2014, 5 million options were granted to Mr. O’Leary under Option Plan 2013 as part of his new 5-year contract. These options which were granted at a strike price of €8.35 are exercisable between September 2019 and November 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available if Mr. O’Leary continues to be employed by the Company through July 31, 2019. During fiscal year 2016, 30,000 options were granted under Option plan 2013 to new Non-Executive Board members at a strike price of €11.38. These options are exercisable between August 2019 and August 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available to those Non-Executive Board members who continue to be Directors through April 30, 2019. During the fiscal year 2017, 34 senior managers (excluding the Executive Officers) were granted 3 million share options, in aggregate, at a strike price of €12.00. These options, which are exercisable between August 2021 and August 2023, will only vest if certain targets in relation to net profit and / or share price are achieved and will only be available to managers who continue to be employed by the Company through March 31, 2021.

The aggregate of 30.1 million Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2018 under the Company’s option plan represent approximately 2.6% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 11.9 million Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. For further information, see Notes 15 and 19 to the consolidated financial statements included herein.

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

Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolutions of the shareholders. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. The Directors are not required to retire at any particular age. There is no requirement for Directors to hold shares. The Articles of Association provide that one-third of the Directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. However, in compliance with the recommendations of the UK Corporate Governance Code, all Directors retire and present themselves for re-election by the shareholders annually. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of Directors.

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

Limitations on the Rights to Own Shares. The Articles contain detailed provisions enabling the Directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See “—Limitations on Share Ownership by Non-EU Nationals” below. Such powers may be exercised by the Directors if they are of the view that any licence, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and the exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

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

Material Contracts

On March 19, 2013, the Company announced that it had entered into an agreement with Boeing to purchase 175 Boeing 737-800NG aircraft, over a 5 year period from fiscal year 2015 to 2019 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an EGM on June 18, 2013. In April 2014, the Company agreed to purchase an additional 5 Boeing 737-800 next generation aircraft and in February 2015, the Company agreed to purchase an additional 3 Boeing 737-800 next generation. This brings the total number of 737-800 next generation aircraft on order to 183, with a list value of approximately $14.4 billion. At March 31, 2018, 154 of these aircraft had been delivered.

In September 2014, the Group entered into an agreement with Boeing to purchase 200 Boeing 737-MAX-200 aircraft (100 firm orders and 100 aircraft subject to option), over a 5 year period from fiscal year 2020 to 2024 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an EGM on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft. This brings the total number of 737-MAX-200 aircraft on order to 210, with a list value of approximately $21.5 billion (assuming all options are exercised). In April 2018, the Company announced that it has converted 25 Boeing 737-MAX-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-MAX-200s with a further 75 options remaining.

In April 2018, the Company purchased 24.9% of LaudaMotion. On July 12, 2018 the European Commission approved Ryanair’s proposed acquisition of a further 50.1% interest in LaudaMotion, clearing the way for Ryanair to increase its holding to 75%.

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

The 1992 Act prohibits financial transfers involving President Lukashenko, the Belarusian leadership and certain other officials of Belarus, the late Slobodan Milosevic and associated persons, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Burma (Myanmar), certain persons and entities associated with the now deceased Usama Bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, the Democratic Republic of Congo, certain persons in Egypt, certain activities, persons and entities in Eritrea, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iraq, Côte d’Ivoire, certain activities in Lebanon, certain activities in Liberia and the former Liberian President Charles Taylor, his immediate family and close associates, Libya, certain persons and activities in Sudan and South Sudan, Somalia, certain persons in Tunisia, Zimbabwe, certain activities, persons and entities in Syria and Iran, certain persons, entities and bodies in Ukraine, certain persons, entities and bodies in the Republic of Guinea-Bissau, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

Limitations on Share Ownership by Non-Eu Nationals

The Board of Directors of Ryanair Holdings is given certain powers under the Articles to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardise the Company’s entitlement to continue to hold or enjoy the benefit of any licence, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a “Licence”). In particular, EU Regulation 1008/2008 requires that, in order to obtain and retain an operating licence, an EU air carrier must be majority-owned and effectively controlled by EU nationals. As described below, the Directors from time to time set a “Permitted Maximum” on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

In accordance with its Articles, Ryanair Holdings maintains a separate register (the “Separate Register”) of Ordinary Shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as “Affected Shares” in the Articles). Interest in this context is widely defined and includes any interest held through ADRs in the Ordinary Shares of Ryanair Holdings underlying the relevant ADRs. The Directors can require relevant parties to provide them with information to enable a determination to be made by the Directors as to whether Ordinary Shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the Directors can, at their discretion, determine that Ordinary Shares are to be treated as Affected Shares. Registered holders of Ordinary Shares are also obliged to notify the Company if they are aware that any Ordinary Share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADRs, the Directors can treat all of the relevant underlying shares as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any Licence or the imposition of any condition which materially inhibits the exercise of any Licence (an “Intervening Act”) has taken place, (ii) the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended, (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of Ordinary Shares or (iv) an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the Directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any Directors or change the chairman of the Board of Directors, (ii) identify those Ordinary Shares, ADRs or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, ADRs, or Affected Shares as Restricted Shares (see below) or (iii) set a “Permitted Maximum” on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADRs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below).

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such notices can have the effect of depriving the recipients of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADRs. Such notices can also require the recipients to dispose of the Ordinary Shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the Directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Stockholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the Directors automatically treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations (or such other evidence as the Directors may require) in order to establish to the Directors’ satisfaction that the Ordinary Shares underlying such holder’s ADRs are not Affected Shares.

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

The Permitted Maximum is currently set at 49.9%. This maximum level can be reduced at any time if it becomes necessary for the Directors to exercise their powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADRs are listed. The relevant notice will specify the provisions of the Articles that apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The Directors shall publish information as to the number of shares held by EU nationals annually.

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

As an additional measure, to ensure the percentage of shares held by EU nationals remains at least 50.1%, at the EGM held on April 19, 2012, the Company obtained a repurchase authority which will enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority was renewed at each subsequent Annual General Meeting up to and including fiscal year 2018.

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

As of July 19, 2018, EU nationals owned at least 52.8% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares. In the context of the proposed departure of the UK from the EU in March 2019 or January 2021, in line with the Company’s Articles, the Directors intend to restrict the voting rights of all non-EU stockholders in the event of a hard or no-deal Brexit, so as to ensure that the Company is majority owned and effectively controlled by EU shareholders at all times, to comply with its licences. This would result in non-EU shareholders not being able to vote on shareholder resolutions.

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

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of the Ordinary Shares or ADRs who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs (“U.S. Holders”). This summary does not purport to be tax advice or a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Ordinary Shares or the ADRs, including the alternative minimum tax and Medicare tax on net investment income. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, insurance companies, tax-exempt organizations dealers in securities or currencies, partnerships or partners therein, entities subject to the branch profits tax, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company (measured by vote or value), U.S. Holders whose “functional currency” is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as a synthetic security or as part of an integrated investment (including a “straddle” or hedge) consisting of the Ordinary Shares or the ADRs and one or more other positions.

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

Taxation of Dividends

Dividends, if any, paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will be included in the gross income of a U.S. Holder when the dividends are received by the holder, in the case of Ordinary Shares, or when received by the Depositary, in the case of ADRs. Such dividends will not be eligible for the “dividends received” deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro should be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADRs. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its fiscal 2017 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its fiscal 2018 taxable year.

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

To manage these risks, Ryanair uses various derivative financial instruments, including cross currency swaps, interest rate swaps, foreign currency forward contracts and commodity forwards. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair’s exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2018. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 35% and 37% of such expenses in fiscal years 2018 and 2017, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2018 Compared with Fiscal Year 2017—Fuel and Oil.” As of July 19, 2018, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2019 at prices equivalent to approximately $583 per metric ton. In addition, the Company had entered into forward jet fuel hedging contracts covering approximately 19% of its estimated requirements for the fiscal year ending March 31, 2020 at prices equivalent to approximately $690 per metric ton with respect to its expected fuel purchases beyond that period.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized losses or gains on outstanding forward agreements at March 31, 2018 and 2017, based on their fair values, amounted to a €209.8 million gain and a €58.2 million gain (gross of tax), respectively. Based on Ryanair’s fuel consumption for fiscal year 2018, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €3.0 million in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in fiscal years 2017 and 2018, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In fiscal year 2018, the Company recorded a positive fair-value adjustment of €132.6  million (net of tax), and in fiscal year 2017 the Company recorded a positive fair-value adjustment of €654.8 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 66% and 24%, respectively, of Ryanair’s total revenues in fiscal year 2018 (2017: 65% and 25% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In fiscal years 2018 and 2017, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2018, the total unrealized loss relating to these contracts amounted to €182.8 million, compared to a €176.2 million unrealized gain at March 31, 2017.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In fiscal year 2018, the Company recorded a negative fair-value adjustment of €729.2 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a negative fair-value adjustment of €56.4 million in fiscal year 2017.

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

At March 31, 2018, the fair value of the interest rate swap agreements (including cross currency swaps) relating to this U.S. dollar-denominated floating rate debt was represented by a loss of €6.7 million (gross of tax) compared to a gain of €7.9 million (gross of tax) in fiscal 2017. In fiscal year 2018, the Company recorded a negative fair-value adjustment of €12.8 million (net of tax), compared to a positive fair-value adjustment of €15.6 million (net of tax) in fiscal year 2017, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During fiscal years 2018 and 2017, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2018, the total unrealized loss relating to these contracts amounted to €413.7 million, compared to €150.8 million unrealized gain at March 31, 2017.

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

At March 31, 2018, the total unrealized gains relating to these contracts amounted to €413.7 million, while at March 31, 2017 unrealized gains amounted to €150.8 million. Under IFRS, the Company recorded a negative fair-value adjustment of €573.1 million and fair-value adjustments of €132.0 million for cash-flow hedges in fiscal years 2018 and 2017, respectively. No fair-value adjustments were recorded with respect to fair-value hedges in fiscal years 2018 and 2017 as the Company did not enter in to any fair value hedges.

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2018 would have no impact on the income statement (net of tax) (2017: €nil; 2016: €0.1 million). The same movement of 10% in foreign currency exchange rates would have a positive €866.1 million impact (net of tax) on equity if the rate fell by 10% and negative €708.6 million impact (net of tax) if the rate increased by 10%. (2017: €336.1 million positive or €410.7 million negative; 2016: €567.6 million positive or €464.4 million negative).

Interest Rate Exposure and Hedging

The Company’s purchase of 175 of the 431 Boeing 737-800 aircraft in the fleet as of March 31, 2018 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 153 aircraft), JOLCOs (16 aircraft) and commercial debt (6 aircraft). In addition, the Company has raised unsecured debt via capital market bond issuances. The Company had outstanding cumulative borrowings under the above facilities of €3,963.0 million with a weighted average interest rate of 1.41% at March 31, 2018. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2018. At March 31, 2018, the fair value of the interest rate swap agreements relating to this debt was represented by a loss of €6.7 million (gross of tax), as compared with a gain of €15.7 million at March 31, 2017. See Note 10 to the consolidated financial statements included in Item 18 for additional information.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €2.6 million.

Interest rate risk.  Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2018, a plus one-percentage-point movement in interest rates would result in a respective increase of €3.1 million (net of tax) in net interest income and expense in the income statement  and a minus one-percentage-point movement in interest rates would result in a respective increase of €15.4 million (net of tax) in net interest income and expense in the income statement (2017: €25.8 million; 2016: €29.3 million).

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

Reimbursement of Fees

From April 1, 2017 to June 30, 2018 the Depositary collected annual depositary services fees equal to approximately $1.7 million from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2018, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2018, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2018, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2018.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors

Ryanair Holdings plc:

Opinion on Internal Control Over Financial Reporting

We have audited Ryanair Holdings plc and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.  In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2018, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes, (collectively, the “consolidated financial statements”), and our report dated July 20, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

KPMG

Dublin, Ireland

July 20, 2018

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during fiscal year 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2018, 2017 and 2016:

	Year Ended March 31,
	2018	2017	2016
	(millions)
Audit fees	€0.4	€0.4	€0.4
Audit related fees	€0.1	€0.0	€0.0
Tax fees	€0.2	€0.5	€0.3
Total fees	€0.7	€0.9	€0.7

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

Audit related fees comprise fees for financial due diligence services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in fiscal year 2018.

	Total Number of	Average Price
	Ordinary Shares	Paid Per
Month / Period	Purchased (a)	Ordinary Share
	(Millions)	(€)
April 1, 2017 to April 30, 2017	—	—
May 1, 2017 to May 31, 2017	—	—
June 1, 2017 to June 30, 2017	10.9	18.65
July 1, 2017 to July 31, 2017	8.3	18.21
August 1, 2017 to August 31, 2017	6.6	18.45
September 1, 2017 to September 30, 2017	9.2	17.65
October 1, 2017 to October 31, 2017	—	—
November 1, 2017 to November 30, 2017	—	—
December 1, 2017 to December 31, 2017	—	—
January 1, 2018 to January 31, 2018	—	—
February 1, 2018 to February 28, 2018	4.9	16.27
March 1, 2018 to March 31, 2018	6.9	16.22
Total (Year-end)	46.7	17.75
Post Year-end (b)	20.1	15.93

(a)

The Ordinary Share purchases in the table above have been made pursuant to publicly announced plans or programs, and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution.

(b)

From April 1, 2018 to July 19, 2018 the Company bought back 20.1 million ordinary shares, at a total cost of €320.1 million, for cancellation. Cumulatively these buy-backs are equivalent to 1.7% of the issued share capital of the Company at March 31, 2018.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheet of Ryanair Holdings plc at March 31, 2018, March 31, 2017 and March 31, 2016	F-2

Consolidated Income Statement of Ryanair Holdings plc for the Years ended March 31, 2018, March 31, 2017 and March 31, 2016	F-3

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc for the Years ended March 31, 2018, March 31, 2017 and March 31, 2016	F-4

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc for the Years ended March 31, 2018, March 31, 2017 and March 31, 2016	F-5

Consolidated Statement of Cash Flows of Ryanair Holdings plc for the Years ended March 31, 2018, March 31, 2017 and March 31, 2016	F-6

Notes	F-7

Item 19. Exhibits

1.1

Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2012 (Commission file No. 000-29304)).

2.1

Issue and Paying Agency Agreement, dated May 29 2014, between Ryanair DAC (formerly known as Ryanair Limited), Ryanair Holdings as guarantor, Citibank N.A., London Branch as fiscal agent, Citigroup Global Markets Deutschland AG as registrar, the paying agents named therein and the transfer agents named therein (incorporated herein by reference to Exhibit 2.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 30, 2014 (Commission file No. 000-29304)).

2.2

Deed of Covenant, dated May 29 2014, entered into by Ryanair DAC (formerly known as Ryanair Limited) (incorporated herein by reference to Exhibit 2.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 30, 2014 (Commission file No. 000-29304)).

2.3

Deed of Guarantee, dated May 29 2014, entered into by Ryanair Holdings as guarantor (incorporated herein by reference to Exhibit 2.3 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 30, 2014 (Commission file No. 000-29304)).

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

4.4.

Purchase Agreement No. 4258 between the Boeing Company and Aviation Finance and Leasing S.a.r.l. (a subsidiary of Ryanair DAC) relating to Model Boeing 737-MAX-200 aircraft, together with ancillary documents subject to a request for confidential treatment that has now been granted (incorporated herein by reference to Exhibit 4.4. of Ryanair Holdings’ Annual Report on Form 20-F filed on July 30, 2015 (Commission file No. 000-29304)).

8.1

List of principal subsidiaries of the registrant (incorporated herein by reference to Exhibit 8.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on September 20, 2007 (Commission file No. 000-29304)).

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RYANAIR HOLDINGS PLC

/s/ MICHAEL O’ LEARY
Name: Michael O’Leary
Title: Chief Executive Officer and Director

Date: July 20, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors

Ryanair Holdings plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries ("the Company") as of March 31, 2018, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 20, 2018 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

KPMG

We have served as the Company’s auditor since 1985.

Dublin, Ireland

July 20, 2018

Consolidated Balance Sheet

		At March 31,	At March 31,	At March 31,
		2018	2017	2016
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	8,123.4	7,213.8	6,261.5
Intangible assets	3	46.8	46.8	46.8
Derivative financial instruments	4	2.6	23.0	88.5
Total non-current assets		8,172.8	7,283.6	6,396.8
Current assets
Inventories	5	3.7	3.1	3.3
Other assets	6	235.5	222.1	148.5
Trade receivables	7	57.6	54.3	66.1
Derivative financial instruments	4	212.1	286.3	269.1
Restricted cash	8	34.6	11.8	13.0
Financial assets: cash > 3 months		2,130.5	2,904.5	3,062.3
Cash and cash equivalents		1,515.0	1,224.0	1,259.2
Total current assets		4,189.0	4,706.1	4,821.5
Total assets		12,361.8	11,989.7	11,218.3
Current liabilities
Trade payables		249.6	294.1	230.6
Accrued expenses and other liabilities	9	2,502.2	2,257.2	2,112.7
Current maturities of debt	10	434.6	455.9	449.9
Current tax	11	36.0	2.9	20.9
Derivative financial instruments	4	190.5	1.7	555.4
Total current liabilities		3,412.9	3,011.8	3,369.5
Non-current liabilities
Provisions	12	138.1	138.2	149.3
Derivative financial instruments	4	415.5	2.6	111.6
Deferred tax	11	395.2	473.1	385.5
Other creditors	13	2.8	12.4	32.5
Non-current maturities of debt	10	3,528.4	3,928.6	3,573.1
Total non-current liabilities		4,480.0	4,554.9	4,252.0
Shareholders’ equity
Issued share capital	14	7.0	7.3	7.7
Share premium account	14	719.4	719.4	719.4
Other undenominated capital		3.0	2.7	2.3
Retained earnings		4,077.9	3,456.8	3,166.1
Other reserves	15	(338.4)	236.8	(298.7)
Shareholders’ equity		4,468.9	4,423.0	3,596.8
Total liabilities and shareholders’ equity		12,361.8	11,989.7	11,218.3

The accompanying notes are an integral part of the financial information.

Consolidated Income Statement

		Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2018	2017	2016
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	16	5,134.0	4,868.2	4,967.2
Ancillary revenues	16	2,017.0	1,779.6	1,568.6
Total operating revenues – continuing operations	16	7,151.0	6,647.8	6,535.8
Operating expenses
Fuel and oil		(1,902.8)	(1,913.4)	(2,071.4)
Airport and handling charges		(938.6)	(864.8)	(830.6)
Staff costs	17	(738.5)	(633.0)	(585.4)
Route charges		(701.8)	(655.7)	(622.9)
Depreciation	1	(561.0)	(497.5)	(427.3)
Marketing, distribution and other		(410.4)	(322.3)	(292.7)
Maintenance, materials and repairs		(148.3)	(141.0)	(130.3)
Aircraft rentals		(82.3)	(86.1)	(115.1)
Total operating expenses		(5,483.7)	(5,113.8)	(5,075.7)
Operating profit – continuing operations		1,667.3	1,534.0	1,460.1
Other income/(expense)
Gain on disposal of available for sale financial asset		—	—	317.5
Finance expense		(60.1)	(67.2)	(71.1)
Finance income	19	2.0	4.2	17.9
Foreign exchange gain/(loss)		2.1	(0.7)	(2.5)
Total other income/(expenses)		(56.0)	(63.7)	261.8
Profit before tax		1,611.3	1,470.3	1,721.9
Tax expense on profit	11	(161.1)	(154.4)	(162.8)
Profit for the year – all attributable to equity holders of parent		1,450.2	1,315.9	1,559.1
Basic earnings per ordinary share (€)	21	1.2151	1.0530	1.1626
Diluted earnings per ordinary share (€)	21	1.2045	1.0464	1.1563
Number of ordinary shares (in Ms)	21	1,193.5	1,249.7	1,341.0
Number of diluted shares (in Ms)	21	1,204.0	1,257.5	1,348.4

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Comprehensive Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Profit for the year	1,450.2	1,315.9	1,559.1
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Net actuarial gain from retirement benefit plans	—	—	0.4
	—	—	0.4
Items that are or may be reclassified subsequently to profit or loss:
Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	(809.5)	927.1	365.7
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	108.4	109.7	(39.6)
Net change in fair value of cash-flow hedges transferred to profit or loss	119.5	(514.3)	(935.2)
Net movements in cash-flow hedge reserve	(581.6)	522.5	(609.1)
Available for sale financial asset:
Disposal of available-for-sale financial asset	—	—	(291.4)
	(581.6)	522.5	(900.5)
Total other comprehensive (loss)/income for the year, net of income tax	(581.6)	522.5	(900.1)
Total comprehensive income for the year – all attributable to equity holders of parent	868.6	1,838.4	659.0

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other		Other Reserves
	Ordinary	Share	Premium	Retained	Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the year	—	—	—	1,559.1	—	—	—	—	1,559.1
Other comprehensive income
Net actuarial losses from retirement benefits plan	—	—	—	0.4	—	—	—	—	0.4
Net movements in cash-flow reserve	—	—	—	—	—	—	(609.1)	—	(609.1)
Net change in fair value of available for sale financial asset	—	—	—	—	—	—	—	(291.4)	(291.4)
Total other comprehensive income/(loss)	—	—	—	0.4	—	—	(609.1)	(291.4)	(900.1)
Total comprehensive income	—	—	—	1,559.5	—	—	(609.1)	(291.4)	659.0
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	0.3	—	0.8	—	—	—	—	—	0.8
Share capital reorganisation	(33.8)	(0.7)	—	—	0.7	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	5.9	5.9
Repurchase of ordinary equity shares	—	—	—	(698.8)	—	(7.3)	—	—	(706.1)
Cancellation of repurchased ordinary shares	(53.2)	(0.3)	—	—	0.3	—	—	—	—
Treasury shares cancelled	(0.3)	—	—	(3.2)	—	3.2	—	—	—
Dividend paid	—	—	—	(397.9)	—	—	—	—	(397.9)
Transfer of exercised and expired share-based awards	—	—	—	0.3	—	—	—	(0.3)	—
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the year	—	—	—	1,315.9	—	—	—	—	1,315.9
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	—	522.5	—	522.5
Total other comprehensive income	—	—	—	—	—	—	522.5	—	522.5
Total comprehensive income	—	—	—	1,315.9	—	—	522.5	—	1,838.4
Transactions with owners of the Company, recognised directly in equity
Share-based payments	—	—	—	—	—	—	—	5.7	5.7
Repurchase of ordinary equity shares	—	—	—	(1,017.9)	—	—	—	—	(1,017.9)
Cancellation of repurchased ordinary shares	(72.3)	(0.4)	—	—	0.4	—	—	—	—
Treasury shares cancelled	(0.5)	—	—	(7.3)	—	7.3	—	—	—
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	—	221.9	14.9	4,423.0
Profit for the year	—	—	—	1,450.2	—	—	—	—	1,450.2
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	—	(581.6)	—	(581.6)
Total other comprehensive income/(loss)	—	—	—	—	—	—	(581.6)	—	(581.6)
Total comprehensive income	—	—	—	1,450.2	—	—	(581.6)	—	868.6
Transactions with owners of the Company, recognised directly in equity
Share-based payments	—	—	—	—	—	—	—	6.4	6.4
Repurchase of ordinary equity shares	—	—	—	(829.1)	—	—	—	—	(829.1)
Cancellation of repurchased ordinary shares	(46.7)	(0.3)	—	—	0.3	—	—	—	—
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	—	(359.7)	21.3	4,468.9

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Cash Flows

	Note	Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2018	2017	2016
		€M	€M	€M
Operating activities
Profit after tax		1,450.2	1,315.9	1,559.1
Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		561.0	497.5	427.3
Retirement costs		—	—	0.2
(Increase)/decrease in inventories		(0.6)	0.2	(1.2)
Tax expense on profit		161.1	154.4	162.8
Share-based payments		6.4	5.7	5.9
(Increase)/decrease in trade receivables		(3.3)	11.8	(6.0)
(Increase) in other current assets		(14.1)	(76.0)	(11.2)
(Decrease)/increase in trade payables		(44.5)	63.5	34.1
Increase in accrued expenses		241.1	144.7	175.0
(Decrease) in other creditors		(9.6)	(20.1)	(23.3)
(Decrease) in provisions		(0.1)	(11.0)	(31.8)
Gain on disposal of available for sale financial asset		—	—	(317.5)
Decrease in finance income		0.7	2.4	1.4
Increase/(decrease) in finance expense		3.8	(0.2)	(1.0)
Income tax paid		(118.9)	(161.6)	(127.5)
Net cash provided by operating activities		2,233.2	1,927.2	1,846.3
Investing activities
Capital expenditure (purchase of property, plant and equipment)		(1,470.6)	(1,449.8)	(1,217.7)
Disposal of available for sale asset		—	—	398.1
(Increase)/decrease in restricted cash		(22.8)	1.2	(6.3)
Decrease in financial assets: cash > 3 months		774.0	157.8	542.3
Net cash (used in) investing activities		(719.4)	(1,290.8)	(283.6)
Financing activities
Net proceeds from shares issued		—	—	0.8
Shareholder returns		(829.1)	(1,017.9)	(1,104.0)
Proceeds from long term borrowings		65.2	793.4	—
Repayments of long term borrowings		(458.9)	(447.1)	(384.9)
Net cash (used in) by financing activities	23	(1,222.8)	(671.6)	(1,488.1)
Increase/(decrease) in cash and cash equivalents		291.0	(35.2)	74.6
Cash and cash equivalents at beginning of year		1,224.0	1,259.2	1,184.6
Cash and cash equivalents at end of year		1,515.0	1,224.0	1,259.2

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		2.9	6.6	19.3
Interest expense paid		(56.1)	(69.5)	(70.9)

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2018 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

Business activity

Ryanair DAC and its subsidiaries (“Ryanair DAC”) has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair DAC. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the “Company”). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as “Ryanair Holdings plc” (or “we”, “our”, “us”, “Ryanair” or the “Company”) and currently operate a low-fares airline headquartered in Dublin, Ireland. All trading activity continues to be undertaken by the group of companies headed by Ryanair DAC.

Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2018.  In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on or after January 1, 2017 and therefore have been applied by the Group for the first time in these consolidated financial statements;

•	Amendments to IAS 7: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2017)

•	Amendments to IAS 12: “Recognition of Deferred Tax Assets for Unrealised Losses” (effective for fiscal periods beginning on or after January 1, 2017)

•	Annual Improvements to IFRSs 2014-2016 Cycle: “Amendments to IFRS 12 Disclosure of Interests in Other Entities” (effective for fiscal periods beginning on or after January 1, 2017)

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the year ended March 31, 2018.

Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the majority of the group companies. They are prepared on the historical cost basis, except for derivative financial instruments which are stated at fair value, and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Certain non-current assets, when they are classified as held for sale, are stated at the lower of cost and fair value less costs to sell.

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

Long-lived assets

As of March 31, 2018, Ryanair had €8.1 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2018. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Number of Owned Aircraft
Aircraft Type	at March 31, 2018	Useful Life	Residual Value
Boeing 737-800s	400 (a)	23 years from date of	15% of current market value of new
		manufacture	aircraft, determined periodically

(a)	The Company operated 431 aircraft as of March 31, 2018, of which 31 were leased.

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

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase. Deposits with maturities greater than three months but less than one year are recognised as short-term investments, are categorised as loans and receivables and are carried initially at fair value and then subsequently at amortised cost, using the effective- interest method.

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

Expenses are classified and presented in accordance with the nature-of-expenses method. We disclose separately on the face of the income statement, within other income and expense, losses on the impairment of available-for-sale financial assets and gains or losses on disposal of property, plant and equipment. The nature of the Company’s available- for-sale asset is that of a financial investment; accordingly, the gain on disposal of and/or any impairment of the investment is categorised as finance expense and included in other income/(expense) as a separate line item. The presentation of gains or losses on the disposal of property, plant and equipment within other income/(expense) accords with industry practice.

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

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the share options on the date of the grant. The grant measurement date is the date that a shared understanding of the terms of the award is established between the Company and the employee. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. To the extent that service is provided prior to the grant measurement date, the fair value of the share options is initially estimated and re-measured at each balance sheet date until the grant measurement date is achieved. The fair value of the options granted is determined using a binomial lattice option- pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

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

Prospective accounting changes, new standards and interpretations not yet adopted

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged. More detailed transitional impacts for IFRS 15, IFRS 9 and IFRS 16 are included below. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	IFRS 15: “Revenue from Contracts with Customers including Amendments to IFRS 15” (effective for fiscal periods beginning on or after January 1, 2018)

•	IFRS 9: “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2018)

•	Clarifications to IFRS 15: “Revenue from Contracts with Customers” (effective for fiscal periods beginning on or after January 1, 2018)

•	Amendments to IFRS 2: ”Classification and Measurement of Share-based Payment Transactions” (effective for fiscal periods beginning on or after January 1, 2018)

•	Amendments to IFRS 4: Applying IFRS 9 “Financial Instruments” with IFRS 4: “Insurance Contracts” (effective for fiscal periods beginning on or after January 1, 2018)

•	Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)

•	IFRIC Interpretation 22: “Foreign Currency Transactions and Advance Consideration” (effective for fiscal periods beginning on or after January 1, 2018)

•	IFRS 16: “Leases” (effective for fiscal periods beginning on or after January 1, 2019)

•	Amendments to IAS 40: “Transfers of Investment Property” (effective for fiscal periods beginning on or after January 1, 2018)

•	IFRIC 23: “Uncertainty over Income Tax Treatments” (effective for fiscal periods beginning on or after January 1, 2019)*

•	Amendments to IFRS 9: “Prepayment Features with Negative Compensation” (effective for fiscal periods beginning on or after January 1, 2019)

•	Amendments to IAS 28: “Long-term interests in Associates and Joint Ventures” (effective for fiscal periods beginning on or after January 1, 2019)*

•	Annual improvements to IFRS Standards 2015-2017 Cycle (effective for fiscal periods beginning on or after January 1, 2019)*

•	Amendments to IAS 19: “Plan Amendment, Curtailment or Settlement” (effective for fiscal periods beginning on or after January 1, 2019)*

•	Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)*

•	IFRS 17: “Insurance Contracts” (effective for fiscal periods beginning on or after January 1, 2021)*

* These standards or amendments to standards are not as yet EU endorsed.

IFRS 15: Revenue from Contracts with Customers

IFRS 15 is effective for periods beginning on or after January 1, 2018.  The standard establishes a five-step model to determine when to recognise revenue and at what amount.  Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.

Ryanair has reviewed the impact of applying IFRS 15 on all of its revenue streams.  For the majority of our revenue, the manner in which we currently recognise revenue is consistent with the requirements of IFRS 15.  For certain ancillary revenue streams however, the recognition of revenue will be deferred under IFRS 15 to the flight date where it is currently recognised on the date of booking.

This change in the timing of revenue recognition will mean that an increased amount of revenue will be recognised in the second half of the year under IFRS 15.

Ryanair will apply the standard using the cumulative effect method.  On adoption of the standard, the adjustment to retained earnings at April 1, 2018 was a reduction of €274.5 million.  There will be a corresponding increase in deferred revenue within liabilities.

IFRS 9: Financial Instruments

IFRS 9 is effective for fiscal periods beginning on or after January 1, 2018.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets, excluding derivatives, will be accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held.  Ryanair has completed a review of its financial assets and is satisfied that all of them will continue to be held at amortised cost.  No material transition adjustment to carrying values is anticipated.

Ryanair has reviewed the impact of applying the new impairment model to its financial assets.  There will not be a material increase in provisions as a result of applying the new requirements.

Ryanair does not expect any change from the hedge accounting provisions of IFRS 9.

IFRS 16: Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for Annual Report periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. Ryanair does not intend to early adopt IFRS 16.

We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures but do not expect the impact to be material.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2018
Cost
At March 31, 2017	10,045.2	77.8	36.7	56.7	4.0	10,220.4
Additions in year	1,452.7	7.6	4.0	6.0	0.3	1,470.6
Disposals in year	(194.4)	(2.7)	—	—	—	(197.1)
At March 31, 2018	11,303.5	82.7	40.7	62.7	4.3	11,493.9
Depreciation
At March 31, 2017	2,898.7	28.6	29.6	46.7	3.0	3,006.6
Charge for year	547.0	3.6	3.3	6.6	0.5	561.0
Eliminated on disposal	(194.4)	(2.7)	—	—	—	(197.1)
At March 31, 2018	3,251.3	29.5	32.9	53.3	3.5	3,370.5
Net book value
At March 31, 2018	8,052.2	53.2	7.8	9.4	0.8	8,123.4

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2017
Cost
At March 31, 2016	8,666.4	70.8	32.4	50.6	3.6	8,823.8
Additions in year	1,432.0	7.0	4.3	6.1	0.4	1,449.8
Disposals in year	(53.2)	—	—	—	—	(53.2)
At March 31, 2017	10,045.2	77.8	36.7	56.7	4.0	10,220.4
Depreciation
At March 31, 2016	2,467.7	25.1	26.7	40.2	2.6	2,562.3
Charge for year	484.2	3.5	2.9	6.5	0.4	497.5
Eliminated on disposal	(53.2)	—	—	—	—	(53.2)
At March 31, 2017	2,898.7	28.6	29.6	46.7	3.0	3,006.6
Net book value
At March 31, 2017	7,146.5	49.2	7.1	10.0	1.0	7,213.8

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2016
Cost
At March 31, 2015	7,538.1	67.4	29.5	44.1	2.5	7,681.6
Additions in year	1,203.8	3.4	2.9	6.5	1.1	1,217.7
Disposals in year	(75.5)	—	—	—	—	(75.5)
At March 31, 2016	8,666.4	70.8	32.4	50.6	3.6	8,823.8
Depreciation
At March 31, 2015	2,127.7	21.7	24.0	34.8	2.3	2,210.5
Charge for year	415.5	3.4	2.7	5.4	0.3	427.3
Eliminated on disposal	(75.5)	—	—	—	—	(75.5)
At March 31, 2016	2,467.7	25.1	26.7	40.2	2.6	2,562.3
Net book value
At March 31, 2016	6,198.7	45.7	5.7	10.4	1.0	6,261.5

At March 31, 2018, aircraft with a net book value of €2,934.9 million (2017: €3,442.4 million; 2016: €3,570.9 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2018, the cost and net book value of aircraft included advance payments on aircraft of €558.4 million (2017: €687.0 million; 2016: €687.1 million).  Such amounts, where present, are not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

The net book value of assets held under finance leases at March 31, 2018, 2017 and 2016 was €267.2 million, €362.8 million, and €452.7 million respectively.

During the fiscal year 2018, €3.1 million (2017: €1.4 million; 2016: €9.4 million) of borrowing costs were capitalized as part of property, plant and equipment.  Borrowing costs have been capitalized at a rate of 1.125% (2017: 1.125%; 2016: 1.482%).

3.           Intangible assets

	At March 31,
	2018	2017	2016
	€M	€M	€M
Landing rights	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 6% for 2018, 4% for 2017 and 4% for 2016.

4.           Derivative financial instruments

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

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At July 19, 2018, the Company had hedged approximately 90% (2017: 90%, 2016: 95%) of its estimated fuel exposure for the next fiscal year and approximately 19% of its estimated fuel exposure for the fiscal year 2020.

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

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 10 to the consolidated financial statements.

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

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2018	2017	2016
	€M	€M	€M
Non-current assets
Gains on cash-flow hedging instruments – maturing after one year	2.6	23.0	88.5
	2.6	23.0	88.5
Current assets
Gains on cash flow hedging instruments – maturing within one year	212.1	286.3	269.1
	212.1	286.3	269.1
Total derivative assets	214.7	309.3	357.6
Current liabilities
Losses on cash flow hedging instruments – maturing within one year	(190.5)	(1.7)	(555.4)
	(190.5)	(1.7)	(555.4)
Non-current liabilities
Losses on cash flow hedging instruments – maturing after one year	(415.5)	(2.6)	(111.6)
	(415.5)	(2.6)	(111.6)
Total derivative liabilities	(606.0)	(4.3)	(667.0)
Net derivative financial instrument position at year-end	(391.3)	305.0	(309.4)

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value	Fair value	Fair value
	2018 (a)	2017 (a)	2016 (a)
	€M	€M	€M
Interest rate swaps (b)
Less than one year (c)	(0.7)	1.6	(10.4)
Between one and five years	(6.0)	6.3	(0.5)
After five years	—	—	2.7
	(6.7)	7.9	(8.2)
Foreign currency forward contracts (b)
Less than one year	(187.4)	224.8	266.6
Between one and five years	(407.0)	11.9	28.7
After five years	—	2.2	—
	(594.4)	238.9	295.3
Commodity forward contracts (d)
Less than one year	209.8	58.2	(542.6)
Between one and five years	—	—	(53.9)
	209.8	58.2	(596.5)
Net derivative position at year end	(391.3)	305.0	(309.4)

(a)	The derivative arrangements in the above table have been netted for disclosure purposes only. The amounts included on the Balance Sheet are gross amounts.

(b)

Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 10 to the consolidated financial statements.

(c)

€1.0 million interest rate swap financial liabilities falling due within one year, is net of €0.3 million derivative financial assets, falling due within one year, in respect of cross currency interest rate swaps (see Note 10 to the consolidated financial statements).

(d)	€209.8 million commodity forward contracts relate solely to jet fuel derivative financial assets (see Note 10 of the consolidated financial statements).

The Company enters in to derivative transactions with a number of different counterparties with which there are International Swaps and Derivatives Association (“ISDA”) master agreements in place. As the Company does not intend to settle derivatives net, nor is any collateral posted for derivative transactions, no netting has been applied to the derivative balances. Of the Company’s total derivative assets of €214.7 million, €25.1 million are available for offset against derivative liabilities under master netting arrangements.

Interest rate swaps are primarily used to convert a portion of the Company’s floating rate exposures on borrowings into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all designated in cash-flow hedges of the forecasted variable interest payments and rentals due on the Company’s underlying debt and operating leases and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current and preceding years.

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2018	2017	2016
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for (gains)/losses recognised in fuel and oil operating expenses, net of tax	117.8	(504.6)	(891.4)
Interest rate swaps
Reclassification adjustments for (gains)/losses recognised in finance expense, net of tax	2.3	1.1	(15.4)
Foreign currency forward contracts
Reclassification adjustments for (gains) recognised in fuel and oil operating expenses, net of tax	(0.5)	(10.8)	(28.4)
	119.6	(514.3)	(935.2)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2018	2017	2016
	€M	€M	€M
Foreign currency forward contracts
Recognised in property plant and equipment – aircraft additions	108.4	109.7	(39.6)
	108.4	109.7	(39.6)

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur and to impact on profit or loss, as of March 31, 2018, 2017 and 2016:

	Net	Expected
	Carrying	Cash
	Amount	Flows	2019	2020	2021	2022	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2018
Interest rate swaps	(6.7)	(6.7)	(0.7)	(0.2)	(0.6)	(1.0)	(4.2)
U.S. dollar currency forward contracts	(181.4)	(181.4)	(153.4)	(28.4)	0.4	—	—
U.S. dollar currency forward contracts to be capitalised in property, plant and equipment - aircraft additions	(413.0)	(413.0)	(34.0)	(75.5)	(82.9)	(99.7)	(120.9)
Commodity forward contracts	209.8	209.8	—	—	—	—	—
	(391.3)	(391.3)	(188.1)	(104.1)	(83.1)	(100.7)	(125.1)

	Net	Expected
	Carrying	Cash
	Amount	Flows	2018	2019	2020	2021	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2017
Interest rate swaps	7.9	7.5	1.5	0.2	1.9	1.5	2.4
U.S. dollar currency forward contracts	238.9	238.9	224.8	6.4	2.9	1.7	3.1
Commodity forward contracts	58.2	58.2	58.2	—	—	—	—
	305.0	304.6	284.5	6.6	4.8	3.2	5.5

	Net	Expected
	Carrying	Cash
	Amount	Flows	2017	2018	2019	2020	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2016
Interest rate swaps	(8.2)	26.2	(2.1)	4.0	2.8	3.8	17.7
U.S. dollar currency forward contracts	44.9	54.7	86.3	(37.1)	2.3	2.0	1.2
U.S. dollar currency forward contracts to be capitalised in property, plant and equipment - aircraft additions	250.4	241.7	180.3	61.4	—	—	—
Commodity forward contracts	(596.5)	(596.5)	(542.5)	(54.0)	—	—	—
	(309.4)	(273.9)	(278.0)	(25.7)	5.1	5.8	18.9

Derivative transactions entered into by the Company with a particular counterparty are not settled net and there are no provisions within these agreements to off-set similar transactions.

5.           Inventories

	At March 31,
	2018	2017	2016
	€M	€M	€M
Consumables	3.7	3.1	3.3

In the view of management, there are no material differences between the net realisable value of inventories and the balance sheet amounts.

6.           Other assets

	At March 31,
	2018	2017	2016
	€M	€M	€M
Prepayments	235.2	221.1	145.1
Interest receivable	0.3	1.0	3.4
	235.5	222.1	148.5

All amounts fall due within one year.

7.           Trade receivables

	At March 31,
	2018	2017	2016
	€M	€M	€M
Trade receivables	57.7	54.4	66.2
Allowance for impairment	(0.1)	(0.1)	(0.1)
	57.6	54.3	66.1

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2017: Nil; 2016: Nil).  There were no bad debt write-offs in the year (2017: Nil; 2016: Nil).

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2018, at March 31, 2017 or at March 31, 2016.

At March 31, 2018, €0.8 million (2017: €0.8 million; 2016: €0.6 million) of our total accounts receivable balance were past due, of which €0.2 million (2017: €0.2 million; 2016: €0.1 million) was impaired and provided for and €0.6 million (2017: €0.6 million; 2016: €0.5 million) was considered past due but not impaired.

8.           Restricted cash

Restricted cash consists of €34.6 million (2017: €11.8 million; 2016: €13.0 million) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

9.         Accrued expenses and other liabilities

	At March 31,
	2018	2017	2016
	€M	€M	€M
Accruals	445.5	348.0	422.8
Indirect tax and duties	648.4	576.4	516.0
Unearned revenue	1,408.3	1,332.8	1,173.9
	2,502.2	2,257.2	2,112.7

Indirect tax and duties comprises:

	At March 31,
	2018	2017	2016
	€M	€M	€M
PAYE (payroll taxes)	15.7	9.5	12.9
Other tax (principally air passenger duty in various countries)	632.7	566.9	503.1
	648.4	576.4	516.0

10.         Financial instruments and financial risk management

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

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in Note 4 to the consolidated financial statements.

(a)          Financial assets and financial liabilities – fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2018, 2017 and 2016 were as follows:

		Cash-	Total
	Loans and	Flow	Carrying	Total Fair
	Receivables	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2018
Cash and cash equivalents	1,515.0	—	1,515.0	—
Financial asset: cash > 3 months	2,130.5	—	2,130.5	—
Restricted cash	34.6	—	34.6	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	4.6	4.6	4.6
- Interest rate swaps	—	0.3	0.3	0.3
- Jet fuel derivative contracts	—	209.8	209.8	209.8
Trade receivables	57.6	—	57.6	—
Other assets	0.3	—	0.3	—
Total financial assets at March 31, 2018	3,738.0	214.7	3,952.7	214.7

		Cash-	Total
	Loans and	Flow	Carrying	Total Fair
	Receivables	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2017
Cash and cash equivalents	1,224.0	—	1,224.0	—
Financial asset: cash > 3 months	2,904.5	—	2,904.5	—
Restricted cash	11.8	—	11.8	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	239.4	239.4	239.4
- Interest rate swaps	—	11.7	11.7	11.7
- Jet fuel derivative contracts	—	58.2	58.2	58.2
Trade receivables	54.3	—	54.3	—
Other assets	1.0	—	1.0	—
Total financial assets at March 31, 2017	4,195.6	309.3	4,504.9	309.3

		Cash-	Total
	Loans and	Flow	Carrying	Total Fair
	Receivables	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2016
Cash and cash equivalents	1,259.2	—	1,259.2	—
Financial asset: cash > 3 months	3,062.3	—	3,062.3	—
Restricted cash	13.0	—	13.0	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	346.4	346.4	346.4
- Interest rate swaps	—	8.0	8.0	8.0
- Jet fuel derivative contracts	—	3.2	3.2	3.2
Trade receivables	66.1	—	66.1	—
Other assets	3.4	—	3.4	—
Total financial assets at March 31, 2016	4,404.0	357.6	4,761.6	357.6

The Company has not disclosed the fair value of the financial instruments: cash and cash equivalents, financial assets: cash > 3 months with maturities less than 1 year, restricted cash, trade receivables and other assets because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Total
	Amortised	Cash-Flow	Carrying	Total Fair
	Cost	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2018
Current and non-current maturities of debt	3,963.0	—	3,963.0	4,061.0
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	599.0	599.0	599.0
-Jet fuel derivative contracts	—	—	—	—
-Interest rate swaps	—	7.0	7.0	7.0
Trade payables	249.6	—	249.6	—
Accrued expenses	445.5	—	445.5	—
Total financial liabilities at March 31, 2018	4,658.1	606.0	5,264.1	4,667.0

At March 31, 2017
Current and non-current maturities of debt	4,384.5	—	4,384.5	4,474.4
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	0.5	0.5	0.5
-Jet fuel derivative contracts	—	—	—	—
-Interest rate swaps	—	3.8	3.8	3.8
Trade payables	294.1	—	294.1	—
Accrued expenses	348.0	—	348.0	—
Total financial liabilities at March 31, 2017	5,026.6	4.3	5,030.9	4,478.7

At March 31, 2016
Current and non-current maturities of debt	4,023.0	—	4,023.0	4,115.1
Derivative financial instruments:
-GBP currency forward contracts	—	51.1	51.1	51.1
-Jet fuel derivative contracts	—	599.7	599.7	599.7
-Interest rate swaps	—	16.2	16.2	16.2
Trade payables	230.6	—	230.6	—
Accrued expenses	422.8	—	422.8	—
Total financial liabilities at March 31, 2016	4,676.4	667.0	5,343.4	4,782.1

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

Financial instruments measured at fair value

Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value. (Level 2)

Derivatives – currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2018 has been used to establish fair value. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value. (Level 2)

Financial instruments not measured at fair value

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year to March 31, 2018 that affect the fair value of the Company’s Financial Assets and Financial Liabilities.

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

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2018
Assets measured at fair value
Cash-flow hedges – U.S. dollar currency forward contracts	—	4.6	—	4.6
Cash-flow hedges – jet fuel derivative contracts	—	209.8	—	209.8
Cash-flow hedges – interest rate swaps	—	0.3	—	0.3
	—	214.7	—	214.7
Liabilities measured at fair value
Cash-flow hedges – U.S. dollar currency forward contracts	—	599.0	—	599.0
Cash-flow hedges – jet fuel derivative contracts	—	—	—	—
Cash-flow hedges – interest rate swaps	—	7.0	—	7.0
	—	606.0	—	606.0
Liabilities not measured at fair value
Long-term debt	—	4,061.0	—	4,061.0
	—	4,881.7	—	4,881.7

During the year ended March 31, 2018, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2017
Assets measured at fair value
Cash-flow hedges – U.S. dollar currency forward contracts	—	239.3	—	239.3
Cash-flow hedges – jet fuel derivative contracts	—	58.2	—	58.2
Cash-flow hedges – interest rate swaps	—	11.8	—	11.8
	—	309.3	—	309.3
Liabilities measured at fair value
Cash-flow hedges – U.S. dollar currency forward contracts	—	0.5	—	0.5
Cash-flow hedges – jet fuel derivative contracts	—	—	—	—
Cash-flow hedges – interest rate swaps	—	3.8	—	3.8
	—	4.3	—	4.3
Liabilities not measured at fair value
Long-term debt	—	4,474.4	—	4,474.4
	—	4,788.0	—	4,788.0

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

(b)          Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2018	2017	2016
	€M	€M	€M
Jet fuel forward contracts – fair value	209.8	58.2	(596.5)
	209.8	58.2	(596.5)

All of the above commodity contracts are matched against highly probable forecast commodity cash flows.

(c)          Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2018, the Company had total borrowings of €3,963.0 million (2017: €4,384.5 million; 2016: €4,023.0 million) from various financial institutions and the debt capital markets. Financing for the acquisition of 153 Boeing 737-800 “next generation” aircraft (2017: 174; 2016: 194) was provided on the basis of guarantees granted by the Export-Import Bank of the United States. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to three unsecured Eurobonds, two for €850 million and one for  €750 million, 16 aircraft held under finance leases (2017: 22; 2016: 26) and 6 aircraft financed by way of other commercial debt (2017: 6; 2016: 6).

The maturity profile of the Company’s financial liabilities (aircraft provisions, trade payables and accrued expenses) at March 31, 2018 was as follows:

	Weighted
	average
	rate	2019	2020	2021	2022	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term debt	2.56%	84.8	59.9	46.9	48.1	110.7	350.4
Unsecured long term debt	1.33%	24.0	24.0	24.0	867.0	1,627.7	2,566.7
Debt swapped from floating to fixed	0.37%	14.0	14.4	14.9	15.3	15.8	74.4
Long term debt after swaps	1.45%	122.8	98.3	85.8	930.4	1,754.2	2,991.5
Finance leases	2.97%	66.6	(2.8)	115.5	—	—	179.3
Total fixed rate debt		189.4	95.5	201.3	930.4	1,754.2	3,170.8
Floating rate
Secured long term debt		196.4	193.4	174.6	118.8	36.5	719.7
Debt swapped from floating to fixed		(14.0)	(14.4)	(14.9)	(15.3)	(15.8)	(74.4)
Secured long term debt after swaps	0.85%	182.4	179.0	159.7	103.5	20.7	645.3
Finance leases	1.14%	62.8	21.5	62.6	—	—	146.9
Total floating rate debt	0.90%	245.2	200.5	222.3	103.5	20.7	792.2
Total financial liabilities		434.6	296.0	423.6	1,033.9	1,774.9	3,963.0

All of the above debt maturing after 2022 will mature between fiscal year 2022 and fiscal year 2025.

The maturity profile of the Company’s financial liabilities (aircraft provisions, trade payables and accrued expenses) at March 31, 2017 was as follows:

	Weighted
	average
	rate	2018	2019	2020	2021	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	1.91%	96.2	71.7	46.6	33.4	105.9	353.8
Unsecured long term-debt	1.37%	13.5	13.2	13.2	13.2	2,462.1	2,515.2
Debt swapped from floating to fixed	2.59%	60.1	61.7	63.3	64.9	143.4	393.4
Long-term debt after swaps	1.57%	169.8	146.6	123.1	111.5	2,711.4	3,262.4
Finance leases	2.74%	59.5	66.7	(2.9)	116.0	—	239.3
Total fixed rate debt		229.3	213.3	120.2	227.5	2,711.4	3,501.7
Floating rate
Secured long-term debt		216.0	214.9	212.3	193.8	222.0	1,059.0
Debt swapped from floating to fixed		(60.1)	(61.7)	(63.3)	(64.9)	(143.4)	(393.4)
Secured long-term debt after swaps	0.49%	155.9	153.2	149.0	128.9	78.6	665.6
Finance leases	1.01%	70.7	62.6	21.3	62.6	—	217.2
Total floating rate debt	0.84%	226.6	215.8	170.3	191.5	78.6	882.8
Total financial liabilities		455.9	429.1	290.5	419.0	2,789.9	4,384.5

All of the above debt maturing after 2021 will mature between fiscal year 2021 and fiscal year 2025.

The maturity profile of the Company’s financial liabilities (aircraft provisions, trade payables and accrued expenses) at March 31, 2016 was as follows:

	Weighted
	average
	rate	2017	2018	2019	2020	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	2.68%	97.1	96.1	71.7	46.6	139.3	450.8
Unsecured long term-debt	1.48%	7.1	7.1	7.1	7.1	1,699.1	1,727.5
Debt swapped from floating to fixed	3.23%	144.9	234.0	157.7	85.7	204.7	827.0
Secured long-term debt after swaps	2.15%	249.1	337.2	236.5	139.4	2,043.1	3,005.3
Finance leases	2.83%	41.8	62.5	66.6	—	110.3	281.2
Total fixed rate debt		290.9	399.7	303.1	139.4	2,153.4	3,286.5
Floating rate
Secured long-term debt		237.0	329.5	248.6	170.4	293.9	1,279.4
Debt swapped from floating to fixed		(144.9)	(234.0)	(157.7)	(85.7)	(204.7)	(827.0)
Secured long-term debt after swaps	0.41%	92.1	95.5	90.9	84.7	89.2	452.4
Finance leases	1.09%	66.9	70.7	62.6	21.3	62.6	284.1
Total floating rate debt	0.71%	159.0	166.2	153.5	106.0	151.8	736.5
Total financial liabilities		449.9	565.9	456.6	245.4	2,305.2	4,023.0

All of the above debt maturing after 2020 will mature between fiscal year 2020 and fiscal year 2025.

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2018	2017	2016
	€M	€M	€M
Balance at start of year	4,384.5	4,023.0	4,431.6
Loans raised for general corporate purposes– euro	65.2	793.4	—
Repayments of amounts borrowed	(458.9)	(447.1)	(384.9)
Foreign exchange loss/(gain) on conversion of U.S. dollar loans	(27.8)	15.2	(23.7)
Balance at end of year	3,963.0	4,384.5	4,023.0
Less than one year	434.6	455.9	449.9
More than one year	3,528.4	3,928.6	3,573.1
	3,963.0	4,384.5	4,023.0

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2019	2020	2021	2022	Thereafter
At March 31, 2018	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
-Fixed rate debt (excluding swapped debt)	3,096.4	3,144.9	178.2	82.3	189.3	929.4	1,765.7
-Swapped to fixed rate debt	74.4	74.7	14.1	14.5	15.0	15.4	15.7
- Fixed rate debt 1.54%	3,170.8	3,219.6	192.3	96.8	204.3	944.8	1,781.4
- Floating rate debt 0.90%	792.2	799.3	247.4	202.3	224.3	104.4	20.9
	3,963.0	4,018.9	439.7	299.1	428.6	1,049.2	1,802.3
Derivative financial instruments
- Interest rate swaps	7.0	6.5	2.3	1.3	1.0	0.8	1.1
- Currency forward contracts	599.0	599.0	189.5	105.6	83.1	99.7	121.1
- Commodity forward contracts	—	—	—	—	—	—	—
Trade payables	249.6	249.6	249.6	—	—	—	—
Accrued expenses	445.5	445.5	445.5	—	—	—	—
Total at March 31, 2018	5,264.1	5,319.5	1,326.6	406.0	512.7	1,149.7	1,924.5

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2018	2019	2020	2021	Thereafter
At March 31, 2017	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
-Fixed rate debt (excluding swapped debt)	3,108.3	3,302.3	205.1	182.6	83.1	186.1	2,645.4
-Swapped to fixed rate debt	393.4	416.5	77.1	65.3	65.0	65.3	143.8
- Fixed rate debt 1.65%	3,501.7	3,718.8	282.2	247.9	148.1	251.4	2,789.2
- Floating rate debt 0.84%	882.8	892.3	230.1	218.6	172.2	192.4	79.0
	4,384.5	4,611.1	512.3	466.5	320.3	443.8	2,868.2
Derivative financial instruments
- Interest rate swaps	3.8	4.9	1.7	2.2	1.0	—	—
- Currency forward contracts	0.5	0.3	0.1	0.2	—	—	—
- Commodity forward contracts	—	—	—	—	—	—	—
Trade payables	294.1	294.1	294.1	—	—	—	—
Accrued expenses	348.0	348.0	348.0	—	—	—	—
Total at March 31, 2017	5,030.9	5,258.4	1,156.2	468.9	321.3	443.8	2,868.2

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2017	2018	2019	2020	Thereafter
At March 31, 2016	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
-Fixed rate debt (excluding swapped debt)	2,459.5	2,678.4	188.4	199.9	177.8	80.4	2,031.9
-Swapped to fixed rate debt	827.0	849.9	161.9	237.6	159.4	86.0	205.0
- Fixed rate debt 2.20%	3,286.5	3,528.3	350.3	437.5	337.2	166.4	2,236.9
- Floating rate debt 0.71%	736.5	746.2	162.5	168.9	155.4	107.2	152.2
	4,023.0	4,274.5	512.8	606.4	492.6	273.6	2,389.1
Derivative financial instruments
- Interest rate swaps	16.2	14.9	11.1	2.8	1.0	—	—
- Currency forward contracts	51.1	51.1	0.6	50.5	—	—	—
- Commodity forward contracts	599.7	599.7	542.5	57.2	—	—	—
Trade payables	230.6	230.6	230.6	—	—	—	—
Accrued expenses	422.8	422.8	422.8	—	—	—	—
Total at March 31, 2016	5,343.4	5,593.6	1,720.4	716.9	493.6	273.6	2,389.1

Interest rate re-pricing

Floating interest rates on financial liabilities are generally referenced to European inter-bank interest rates (EURIBOR). Secured long-term debt and interest rate swaps typically re-price on a quarterly basis with finance leases re- pricing on a semi-annual basis. We use current interest rate settings on existing floating rate debt at each year-end to calculate contractual cash flows.

Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures (typically between 7 and 12 years).

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2018, all of the Company’s cash and liquid resources attracted a weighted average interest rate of -0.01% (2017: 0.04%; 2016: 0.19%).

	March 31, 2018		March 31, 2017		March 31, 2016
	Within		Within		Within
	1 year	Total	1 year	Total	1 year	Total
Financial assets	€M	€M	€M	€M	€M	€M
Cash and cash equivalents	1,515.0	1,515.0	1,224.0	1,224.0	1,259.2	1,259.2
Cash > 3 months	2,130.5	2,130.5	2,904.5	2,904.5	3,062.3	3,062.3
Restricted cash	34.6	34.6	11.8	11.8	13.0	13.0
Total financial assets	3,680.1	3,680.1	4,140.3	4,140.3	4,334.5	4,334.5

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependent on the principal amounts on deposit.

(d)          Foreign currency risk

The Company has exposure to various foreign currencies (principally U.K. pounds sterling and U.S. dollars) due to the international nature of its operations. The Company manages this risk by matching U.K. pound sterling revenues against U.K. pound sterling costs. Any remaining unmatched U.K. pound sterling revenues are used to fund U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance and capital expenditure costs or are sold for euro. The Company also sells euro forward to cover certain U.S. dollar costs. Further details of the hedging activity carried out by the Company are disclosed in Note 4 to the consolidated financial statements.

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2018, 2017 and 2016. Such amounts have been translated using the following year-end foreign currency rates in 2018: €/£:0.8756; €/$:1.2321 (2017: €/£: 0.8555; €/$:1.0691; 2016: €/£: 0.7916; €/$: 1.1385).

	March 31, 2018			March 31, 2017			March 31, 2016
			euro			euro			euro
	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	12.2	—	13.9	8.0	—	9.4	4.0	—	5.1
U.S. Dollar cash and liquid resources	—	168.0	136.3	—	10.6	10.0	—	4.7	4.2
	12.2	168.0	150.2	8.0	10.6	19.4	4.0	4.7	9.3

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2018, 2017 and 2016. Such amounts have been translated using the following year-end foreign currency rates in 2018: €/$1.2321 (2017: €/$1.0691; 2016: €/$: 1.1385).

	March 31, 2018		March 31, 2017		March 31, 2016
		euro		euro		euro
	U.S.$	equiv.	U.S.$	equiv.	U.S.$	equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
U.S dollar long term debt	246.1	199.8	288.8	270.1	330.5	290.3
	246.1	199.8	288.8	270.1	330.5	290.3

The Company has entered into cross currency interest rate swap arrangements to manage exposures to fluctuations in foreign exchange rates on these U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings.  The fair value of these cross currency interest rate swap instruments at March 31, 2018 was €0.3 million (2017: €11.3 million; 2016: €1.8 million) which has been classified within current assets (2017: current assets; 2016: current assets), specifically derivative assets/liabilities falling due within one year (see Note 4 to the consolidated financial statements).

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

At March 31, 2018, €0.8 million (2017: €0.8 million; 2016: €0.6 million) of the Company’s total accounts receivable balance were past due, of which €0.2 million (2017: €0.2 million; 2016: €0.1 million) was impaired and provided for and €0.6 million (2017: €0.6 million; 2016: €0.5 million) was past due but not impaired. See Note 7 to the consolidated financial statements.

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

The Company finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2018 of €3,680.1 million (2017: €4,140.3 million; 2016: €4,334.5 million). During the year, the Company funded €1,470.6 million in purchases of property, plant and equipment (2017: €1,449.8 million; 2016: €1,217.7 million). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by general corporate purposes debt capital markets issuances. During the year, the Company funded €829.1 million in share buybacks (2017: €1,017.9 million; 2016: €1,104.0 million (inclusive of a €398 million B Share Dividend)). Cash generated from operations has been the principal source for these cash requirements.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition- related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2019.

(h)         Guarantees

Details of the Company’s guarantees and the related accounting have been disclosed in Note 22 to the consolidated financial statements.

(i)           Sensitivity analysis

(i)Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2018, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €8.5 million (net of tax) in net interest income and expense in the income statement (2017: €25.8 million; 2016: €29.3 million) and a €0.5 million increase or decrease in equity (2017:  nil; 2016:  €4.8 million). All of the Group’s interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii)Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2018 would have no impact on the income statement (net of tax) (2017: nil; 2016: €0.1 million). The same movement of 10% in foreign currency exchange rates would have a positive €866.1 million impact (net of tax) on equity if the rate fell by 10% and a negative €708.6 million impact (net of tax) if the rate increased by 10% (2017: €336.1 million positive or €410.7 negative; 2016: €567.6 million positive or €464.4 million negative).

11.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2018	2017	2016
	€M	€M	€M
Current tax liabilities
Corporation tax provision	36.0	2.9	20.9
Total current tax liabilities	36.0	2.9	20.9
Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives and pensions	395.2	473.1	385.5
Total deferred tax liabilities	395.2	473.1	385.5
Total deferred tax liabilities (net)	395.2	473.1	385.5
Total tax liabilities (net)	431.2	476.0	406.4

	At March 31,
	2018	2017	2016
	€M	€M	€M
Reconciliation of current tax
At beginning of year	2.9	20.9	(0.8)
Corporation tax charge in year	152.0	143.6	149.2
Tax paid	(118.9)	(161.6)	(127.5)
At end of year	36.0	2.9	20.9

	At March 31,
	2018	2017	2016
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year	473.1	385.5	462.3
New temporary differences on property, plant and equipment, derivatives, pensions and other items	(77.9)	87.6	(76.8)
At end of year	395.2	473.1	385.5

The charge in the year to March 31, 2018 consisted of temporary differences of a charge of €9.1 million for property, plant and equipment recognised in the income statement and a credit of €87.0 million for derivatives recognised in other comprehensive income. The charge in the year to March 31, 2017 consisted of temporary differences of a charge of €10.5 million for property, plant and equipment and a charge of €0.3 million for other temporary differences, both recognised in the income statement, and a charge of €76.6 million for derivatives recognised in other comprehensive income. The charge in the year to March 31, 2016 consisted of temporary differences of a charge of €15.3 million for property, plant and equipment and a credit of €1.7 million for other temporary differences, both recognised in the income statement, and a credit of €90.2 million for derivatives and a credit of €0.1 million for pensions, both recognised in other comprehensive income.

The components of the tax expense in the income statement were as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Corporation tax charge in year	152.0	143.6	149.2
Deferred tax charge relating to origination and reversal of temporary differences	9.1	10.8	13.6
	161.1	154.4	162.8

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	%	%	%
Statutory rate of Irish corporation tax	12.5	12.5	12.5
Adjustments for earnings taxed at lower rates	(2.9)	(2.2)	(0.1)
Other differences	0.4	0.2	(0.8)
Total effective rate of taxation	10.0	10.5	11.6

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2018	2017	2016
	€M	€M	€M
Defined benefit pension obligations	—	—	(0.1)
Derivative financial instruments	(87.0)	76.6	(90.2)
Total tax charge in other comprehensive income	(87.0)	76.6	(90.3)

The majority of current and deferred tax recorded in each of fiscal years 2018, 2017 and 2016 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal year 2018, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2018	2017	2016
	€M	€M	€M
Arising on capital allowances and other temporary differences	444.7	435.6	424.6
Arising on derivatives	(48.9)	38.1	(38.5)
Arising on pension	(0.6)	(0.6)	(0.6)
Total	395.2	473.1	385.5

The Company recognised all required deferred tax assets and liabilities at March 31, 2018, 2017 and 2016. No deferred tax has been provided for un-remitted earnings of overseas subsidiaries as there is no immediate intention to remit these to Ireland. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Company’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

12.         Provisions

	At March 31,
	2018	2017	2016
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft (a)	133.2	133.3	144.4
Provision for pension obligation (b)	4.9	4.9	4.9
	138.1	138.2	149.3

	At March 31,
	2018	2017	2016
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	133.3	144.4	176.2
Increase in provision during the year	13.8	25.6	29.5
Utilisation of provision upon the hand-back of aircraft	(13.9)	(36.7)	(61.3)
At end of year	133.2	133.3	144.4

During fiscal year 2018, the Company returned 2 aircraft held under operating lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2018, 2017 and 2016 are as follows:

	Carrying
	Value	2019	2020	2021	2022	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2018
Provision for leased aircraft maintenance	133.2	52.8	57.6	16.2	6.6	—

	Carrying
	Value	2018	2019	2020	2021	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2017
Provision for leased aircraft maintenance	133.3	65.5	36.4	25.3	6.1	—

	Carrying
	Value	2017	2018	2019	2020	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2016
Provision for leased aircraft maintenance	144.4	69.4	18.7	29.7	21.2	5.4

	At March 31,
	2018	2017	2016
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year	4.9	4.9	4.6
Movement during the year	—	—	0.3
At end of year	4.9	4.9	4.9

See Note 20 to the consolidated financial statements for further details.

13.         Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2018, 2 sale- and-leaseback aircraft were returned and Ryanair did not enter into sale-and-leaseback arrangements for any new Boeing 737-800 “next generation” aircraft (2017: nil; 2016: 8).  Total sale-and-leaseback aircraft at March 31, 2018 was 31.

14.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2018	2017	2016
	€M	€M	€M
Authorised/Share Capital reorganisation
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,171,142,985 ordinary equity shares of 0.600 euro cent each	7.0	—	—
1,217,870,999 ordinary equity shares of 0.600 euro cent each	—	7.3	—
1,290,739,865 ordinary equity shares of 0.635 euro cent each	—	—	7.7

During fiscal year 2016, the Group returned €398 million to shareholders via a B share scheme, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis. The Group’s shareholders approved the creation of two new authorised share classes being the ‘B’ Shares and Deferred Shares classes to effect this B share scheme and 1,353,149,541 ‘B’ Shares and 663,060,175 Deferred Shares were subsequently issued. Arising out of the ordinary share consolidation the number of ordinary equity shares in issue was reduced by 33,828,739 ordinary equity shares from 1,353,149,541 immediately prior to the implementation of the B Share scheme to 1,319,320,802 ordinary equity shares in issue upon completion of the B Share scheme and the nominal value of an ordinary equity share was reduced from 0.635 euro cent each to 0.6 euro cent each. All ‘B’ Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the year ended March 31, 2016 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016.

Other movement in the share capital balance year-on-year principally relates to the cancellation of 46.7 million shares relating to share buy-backs (2017: 72.8 million; 2016: 53.5 million). There were no new shares issued in fiscal year 2018. (2017: nil; 2016: 0.3 million)

Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

.

(b)	Share premium account

	At March 31,
	2018	2017	2016
	€M	€M	€M
Balance at beginning of year	719.4	719.4	718.6
Share premium arising from the exercise of 0.3 million options in fiscal year 2016	—	—	0.8
Balance at end of year	719.4	719.4	719.4

(c)Share options and share purchase arrangements

The Company has adopted a number of share option plans, which allow current or future employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets.

Details of the share options outstanding are set out below:

		Weighted
	Share Options	Average
	M	Exercise Price
Outstanding at March 31, 2015	18.0	€6.86
Exercised	(0.3)	€2.56
Granted	0.1	€11.38
Forfeited	(0.5)	€6.25
Outstanding at March 31, 2016	17.3	€6.97
Granted	3.0	€12.0
Forfeited	(0.2)	€9.42
Outstanding at March 31, 2017	20.1	€7.70
Outstanding at March 31, 2018	20.1	€7.70

The mid-market price of Ryanair Holdings plc’s ordinary shares on the Irish Stock Exchange at March 31, 2018 was €16.00 (2017:  €14.53; 2016:  €14.17). The highest and lowest prices at which the Company’s shares traded on the Irish Stock Exchange in fiscal year 2018 were €19.39 and €14.55 respectively (fiscal year 2017 were €14.96 and €10.46 respectively; 2016: €15.35 and €10.47, respectively). There were no options exercisable at March 31, 2018 (2017: nil; 2016: nil). The average share price for fiscal year 2018 was €16.95 (2017: €13.28; 2016: €13.06).

There were no options exercised during fiscal years 2018 and 2017. The weighted average share price (as of the dates of exercises) for all options exercised during fiscal year 2016 was €11.70.

At March 31, 2018 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

	Options outstanding
		Weighted-
		average	Weighted-
	Number	remaining	average
Range of exercise	outstanding	contractual life	exercise
price (€)	M	(years)	price (€)
6.25-7.99	12.1	4.1	6.39
8.00-12.00	8.0	4.3	9.69

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €6.4 million to the income statement (2017: €5.7 million charge; 2016: €5.9 million charge) being recognised within the income statement in accordance with employee services rendered.

15.         Other equity reserves

The total share based payments reserve at March 31, 2018 was €21.3 million (2017: €14.9 million; 2016: €9.2 million). The treasury reserve amounted to €nil million at March 31, 2018 (2017: €nil; 2016: negative €7.3 million). The total cash-flow hedge reserve amounted to negative €359.7 million at March 31, 2018 (2017: positive €221.9 million; 2016: negative €300.6 million). Further details of the group’s derivatives are set out in Notes 4 and 10 to the consolidated financial statements.

16.         Analysis of operating revenues and segmental analysis

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

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.

Reportable segment information is presented as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
External revenues	7,151.0	6,647.8	6,535.8

Reportable segment profit after income tax	1,450.2	1,315.9	1,241.6	(i)

Other segment information:
Depreciation	(561.0)	(497.5)	(427.3)
Finance expense	(60.1)	(67.2)	(71.1)
Finance income	2.0	4.2	17.9
Capital expenditure – cash	(1,470.6)	(1,449.8)	(1,217.7)

	At March 31,	At March 31,	At March 31,
	2018	2017	2016
	€M	€M	€M
Reportable segment assets	12,361.8	11,989.7	11,218.3
Reportable segment liabilities	7,892.9	7,566.7	7,621.5

(i)	Excludes the gain of €317.5 million on the sale of the Aer Lingus Shareholding recognised in the financial year ended March 31, 2016.

Entity-wide disclosures:

Geographical information for revenue by country of origin is as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Ireland	500.6	739.0	672.9
United Kingdom	1,644.7	1,690.3	1,843.9
Other European countries	5,005.7	4,218.5	4,019.0
	7,151.0	6,647.8	6,535.8

Ancillary Revenues

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services.

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

17.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analysed by category, was as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
Flight and cabin crew	12,334	11,150	9,777
Sales, operations, management and administration	1,469	1,288	1,149
	13,803	12,438	10,926

At March 31, 2018 the company had a team of 14,583 aviation professionals (2017: 13,026; 2016: 11,458).

The aggregate payroll costs of these persons were as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Staff and related costs	701.5	599.5	551.9
Social welfare costs	24.8	23.0	23.1
Other pension costs (a)	5.8	4.8	4.5
Share based payments (b)	6.4	5.7	5.9
	738.5	633.0	585.4

(a)

Costs in respect of defined-contribution benefit plans and other pension arrangements were €5.8 million in 2018 (2017: €4.8 million; 2016: €4.2 million) while costs associated with the defined benefit plans included here were  €nil million in 2018 (2017: €nil million; 2016: €0.3 million). (See Note 20 to the consolidated financial statements).

(b)

In the year ended March 31, 2018 the charge in the income statement of €6.4 million for share based compensation comprises a charge for the fair value of various share options granted, which are being recognised in the income statement in accordance with services rendered.

18.         Statutory and other information

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Directors’ emoluments:
-Fees	0.7	0.6	0.6
-Share based compensation	1.5	1.5	1.6
-Other emoluments	1.1	2.0	1.9
Total Directors’ emoluments	3.3	4.1	4.1
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.4	0.4	0.4
- Audit related services (ii)	0.1	0.0	0.0
- Tax advisory services (iii)	0.2	0.5	0.3
Total fees	0.7	0.9	0.7
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit related services	0.1	0.0	0.0
Tax services	0.2	0.2	0.1
Total fees	0.3	0.2	0.1
Depreciation of owned property, plant and equipment	548.7	478.7	403.4
Depreciation of property, plant and equipment held under finance leases	12.3	18.8	23.9
Operating lease charges, principally for aircraft	82.3	86.1	115.1

(i)	Audit services comprise audit work performed on the consolidated financial statements. In 2018, €1,000 (2017: €1,000; 2016: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Audit related services comprise financial due diligence services.
(iii)

Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a)  Fees and emoluments - Executive Director

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Basic salary	1.06	1.06	1.06
Bonus (performance and target-related)	—	0.95	0.85
Share based compensation	1.25	1.25	1.25
	2.31	3.26	3.16

During the years ended March 31, 2018, 2017, and 2016 Michael O’Leary was the only Executive Director.

(b)  Fees and emoluments – Non-Executive Directors

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Fees
David Bonderman	0.10	0.10	0.10
Michael Cawley	0.05	0.05	0.05
Emer Daly (v)	0.02	—	—
Michael Horgan (i)	—	—	0.04
John Leahy (ii)	—	0.02	0.04
Stan Mc Carthy (iv)	0.04	—	—
Charles McCreevy	0.05	0.05	0.05
Declan McKeon	0.05	0.05	0.05
Kyran McLaughlin	0.05	0.05	0.05
Howard Millar (iii)	0.05	0.05	0.02
Dick Milliken	0.05	0.05	0.05
Mike O’Brien (ii)	0.08	0.06	—
Julie O’Neill	0.05	0.05	0.05
James Osborne (vi)	0.02	0.05	0.05
Louise Phelan	0.05	0.05	0.05
	0.66	0.63	0.60
Emoluments
Share based compensation	0.27	0.27	0.30
Total	0.93	0.90	0.90

(i)	Michael Horgan resigned from the Board of Directors in September 2015.
(ii)	John Leahy served on the Board of Directors between August 2015 and September 2016. Mike O’Brien was appointed to the Board in May 2016.
(iii)	Howard Millar was appointed to the Board of Directors effective in August 2015.
(iv)	Stan McCarthy was appointed to the Board of Directors effective in May 2017.
(v)	Emer Daly was appointed to the Board of Directors effective in December 2017.
(vi)	James Osborne passed away in August 2017.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined-benefit plan. The total accumulated accrued benefit for Michael O’Leary at March 31, 2018 was €0.1 million (2017: €0.1 million; 2016: €0.1 million).  Pension benefits have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11. No Non-Executive Directors are members of the Company defined-benefit plan.

Michael O’Leary is a member of a defined-contribution plan. During the years ended March 31, 2018, 2017, and 2016 the Company did not make contributions to the defined-contribution plan for Michael O’Leary.  No Non-Executive Directors are members of the Company defined-contribution plan.

(d)  Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2018, 2017 and 2016 of the Directors in office at March 31, 2018 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2018	2017	2016 (a)
David Bonderman	7,535,454	7,535,454	7,535,454
Michael Cawley	756,198	756,198	756,198
Emer Daly	3,260	—	—
Stan McCarthy	10,000	—	—
Kyran McLaughlin	225,000	225,000	225,000
Howard Millar	390,000	390,000	390,000
Dick Milliken	9,750	9,750	9,750
Michael O’Leary	46,096,725	50,096,725	50,096,725
James Osborne	—	302,500	302,500
Louise Phelan	6,825	6,825	6,825

(a)

On October 27, 2015, the Company completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis, thus reducing the shareholdings of all Directors in the fiscal year 2016 (before taking account of other additions or disposals of shares undertaken by Directors).

(ii) Share options

The share options held by each Director in office at the end of fiscal year 2018 were as follows:

	No. of Options at March 31,
	2018	2017	2016
David Bonderman (a)	30,000	30,000	30,000
Michael Cawley (a)	30,000	30,000	30,000
Charles McCreevy (a)	30,000	30,000	30,000
Declan McKeon (a)	30,000	30,000	30,000
Kyran McLaughlin (a)	30,000	30,000	30,000
Howard Millar (c)	30,000	30,000	30,000
Dick Milliken (a)	30,000	30,000	30,000
Michael O’Leary (b)	5,000,000	5,000,000	5,000,000
Julie O’Neill (a)	30,000	30,000	30,000
James Osborne (a)	—	30,000	30,000
Louise Phelan (a)	30,000	30,000	30,000

(a)

These options were granted to these Directors at an exercise price of €6.25 (the market value at the date of grant) during fiscal year 2015 and are exercisable between June 2019 and July 2022 subject to the Director still being a Non-Executive Director of the Company through April 30, 2019.

(b)

These options were granted to Mr. O’Leary during fiscal year 2015 at an exercise price of €8.345 (the market value at the date of grant) and are exercisable between September 2019 and November 2021 subject to him still being an employee of the Company through July 31, 2019.

(c)

These options were granted to these Directors at an exercise price of €11.38 (the market value at the date of grant) during fiscal year 2016 and are exercisable between August 2019 and August 2021 subject to the Director still being a Non-Executive Director of the Company through April 30, 2019.

In fiscal year 2018 the Company incurred total share-based compensation expense of €1.5 million (2017: €1.5 million; 2016: €1.6 million) in relation to Directors.

19.         Finance expense

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Interest payable	60.1	67.2	70.9
Interest arising on pension liabilities	—	—	0.2
	60.1	67.2	71.1

20.         Pensions

At March 31, 2018 the Company operated defined-contribution schemes.

During fiscal year 2016 the Company closed the defined benefit plan for U.K. employees to future accruals.  The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2018 was €4.1 million (2017: €4.1 million; 2016: €4.1 million).  Costs associated with the scheme during fiscal year 2018 was €nil million (2017: €0.3 million; 2016: €0.3 million).

The amounts recognised in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2018	2017	2016
	€M	€M	€M
Present value of benefit obligations	(15.0)	(15.0)	(15.0)
Fair value of plan assets	10.3	10.3	10.3
Present value of net obligations	(4.7)	(4.7)	(4.7)
Related deferred tax asset	0.6	0.6	0.6
Net pension liability	(4.1)	(4.1)	(4.1)

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the U.K. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined- contribution plans was €5.8 million in 2018 (2017: €4.8 million; 2016: €4.2 million).

21.         Earnings per share

	At March 31,
	2018	2017	2016
Basic earnings per ordinary share (€)	1.2151	1.0530	1.1626
Diluted earnings per ordinary share (€)	1.2045	1.0464	1.1563
Number of ordinary shares (in Ms) used for EPS
Basic	1,193.5	1,249.7	1,341.0
Diluted (a)	1,204.0	1,257.5	1,348.4

(a)	Details of share options in issue have been described more fully in Note 14 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For fiscal year 2018, the weighted average number of shares in issue of 1,204.0 million includes weighted average share options assumed to be converted, and equal to a total of 10.5 million shares.  For  fiscal year 2017, the weighted average number of shares in issue of 1,257.5 million includes weighted average share options assumed to be converted, and equal to a total of 7.8 million shares. For fiscal year 2016, the weighted average number of shares in issue of 1,348.4 million includes weighted average share options assumed to be converted, and equal to a total of 7.4 million shares.

22.         Commitments and contingencies

Commitments

In March 2013, the Group entered into a contract with Boeing (the “2013 Boeing Contract”) whereby the Group agreed to purchase 175 Boeing 737-800 “next-generation” aircraft over a five year period from calendar 2014 to 2018. This agreement was approved at an EGM of Ryanair Holdings plc on June 18, 2013.  There were 29 aircraft deliveries remaining at March 31, 2018.

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

In September 2014, the Group agreed to purchase up to 200  (100 firm orders and 100 subject to option) Boeing 737-MAX-200 aircraft from The Boeing Corporation during the period fiscal year 2019 to fiscal year 2024 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft. This brings the total number of 737-MAX-200 aircraft on order to 210, with a list value of approximately $21.5 billion (assuming all options are exercised). In April 2018, the Company announced that it has converted 25 Boeing 737-MAX-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-MAX-200s with a further 75 options remaining.

The table below details the firm aircraft delivery schedule at March 31, 2018 and March 31, 2017 for the Group pursuant to the 2013 and 2014 Boeing contracts.

		Firm	Firm Aircraft		Basic	Firm Aircraft
	Aircraft	Aircraft	Deliveries		price per	Deliveries
	Delivered at	Deliveries	Post Fiscal	Total	aircraft	Fiscal Years
	March 31,	Fiscal Year	Years	“Firm”	(U.S.$	2016-2018 at
	2018	2019	2018/2019	Aircraft	million)	March 31, 2017
2013 Contract	154	29	—	183	78.49	104
2014 Contract	—	—	135	135	102.50	—
Total	154	29	135	318		104

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

The “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2014 Boeing contract will be increased by (a) an estimated U.S.$1.6 million per aircraft for certain “buyer furnished” equipment the Group has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price, as defined in the purchase agreement, of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of 18 to 24 months prior to the delivery of such aircraft.

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

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Group certain allowances in addition to providing other goods and services to the Group on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Group. As a result, the effective price of each aircraft (the purchase price of the new aircraft net of discounts received from Boeing) will be significantly below the Basic Price mentioned above. At March 31, 2018 and March 31, 2017, the total potential commitment to acquire all 164 (2017: 179) “firm” aircraft, not taking such increases and decreases into account, will be approximately U.S. $16.1 billion (2017: U.S. $16.5 billion).

Operating leases

The Company financed 76 of the Boeing 737-800 aircraft delivered between December 2003 and March 2014 under 7-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and March 2018, 45 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2018 Ryanair had 31 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 31 remaining operating leases are U.S. dollar-denominated which require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 16 of the 31 remaining operating lease aircraft as at March 31, 2018, on pre-determined terms. As at March 31, 2018 the Company has exercised 10 of these options to extend. The following table sets out the total future minimum payments of leasing 31 aircraft (2017: 33 aircraft; 2016: 43 aircraft), at March 31, 2018, 2017 and 2016, respectively:

	At March 31,
	2018	2017	2016
	Minimum	Minimum	Minimum
	payments	payments	payments
	€M	€M	€M
Due within one year	76.8	88.9	93.5
Due between one and five years	73.5	142.9	184.8
Due after five years	—	—	0.5
Total	150.3	231.8	278.8

Finance leases

The Company financed 30 Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for 6 of these aircraft in fiscal year 2018 (2017: 4; 2016: 0).  6 aircraft have been financed through euro-denominated 12 year amortising commercial debt transactions.

The following table sets out the total future minimum payments of leasing the remaining 16 aircraft (2017: 22 aircraft; 2016: 26 aircraft) under JOLCOs at March 31, 2018, 2017 and 2016, respectively:

	At March 31,
	2018		2017		2016
		Present		Present		Present
		value of		value of		value of
	Minimum	Minimum	Minimum	Minimum	Minimum	Minimum
	payments	payments	payments	payments	payments	payments
	€M	€M	€M	€M	€M	€M
Due within one year	129.4	124.5	131.5	126.5	110.6	106.4
Due between one and five years	199.7	178.6	327.9	290.5	460.1	401.7
Due after five years	—	—	—	—	—	—
Total minimum lease payments	329.1	303.1	459.4	417.0	570.7	508.1
Less amounts allocated to future financing costs	(2.9)	(2.7)	(2.9)	(2.7)	(5.4)	(5.0)
Present value of minimum lease payments	326.2	300.4	456.5	414.3	565.3	503.1

Commitments resulting from the use of derivative financial instruments by the Company are described in Notes 4 and 10 to the consolidated financial statements.

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

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid.  In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €9.9 million of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €12.6 million of alleged aid. Ryanair has appealed the seven “aid” decisions to the EU General Court. These appeal proceedings are expected to take between two and four years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș and Montpellier. These investigations are ongoing and Ryanair currently expects that they will conclude in late 2018, with any European Commission decisions appealable to the EU General Court.

Ryanair is also facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn).

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

23.         Note to cash flow statement

	At March 31,
	2018	2017	2016
	€M	€M	€M
Net (debt)/funds at beginning of year	(244.2)	311.5	364.3
Increase/(decrease) in cash and cash equivalents in year	291.0	(35.2)	74.6
(Decrease) in financial assets > 3 months	(774.0)	(157.8)	(542.3)
Decrease/(increase) in restricted cash	22.8	(1.2)	6.3
Translation on U.S. dollar denominated debt	27.8	(15.2)	23.7
Net cash flow from decrease/(increase) in debt	393.7	(346.3)	384.9
Movement in net funds resulting from cash flows	(38.7)	(555.7)	(52.8)
Net (debt)/funds at end of year	(282.9)	(244.2)	311.5
Analysed as:
Cash and cash equivalents, financial assets and restricted cash	3,680.1	4,140.3	4,334.5
Total borrowings*	(3,963.0)	(4,384.5)	(4,023.0)
Net funds/(debt)	(282.9)	(244.2)	311.5

*includes both current and non-current maturities of debt

The following table outlines the changes in the carrying value of liabilities from financing activities (and their related hedges) between March 31, 2017 and March 31, 2018:

	At March 31, 2017	Cash flows	Foreign exchange changes	Fair value changes	At March 31, 2018
	€M	€M	€M	€M	€M
Long term debt	(4,384.5)	393.7	27.8	—	(3,963.0)

Derivatives hedging long term debt
- of which assets	11.8	0.3	—	(12.1)	—
- of which liabilities	(3.9)	—	—	(2.8)	(6.7)

24.         Shareholder returns

In the year ended March 31, 2018 the Company bought back 46.7 million ordinary shares at a total cost of approximately €829 million. This buyback was equivalent to approximately 3.8% of the Company's issued share capital at March 31, 2018. All of these repurchased ordinary shares were cancelled at March 31, 2018.

In the year ended March 31, 2017 the Company bought back 72.3 million ordinary shares at a total cost of approximately €1,018 million.  This buyback was equivalent to approximately 5.6% of the Company’s issued share capital at March 31, 2016. All of these repurchased ordinary shares were cancelled at March 31, 2017.

In the year ended March 31, 2016 the Company bought back 53.7 million ordinary shares at a total cost of approximately €706.1 million.  This is equivalent to approximately 4.2% of the Company’s issued share capital at March 31, 2016. 53.2 million of these ordinary shares were cancelled at March 31, 2016. The remaining 0.5 million ordinary shares were cancelled on April 1, 2016.

As a result of the share buybacks, in the year ended March 31, 2018, share capital decreased by 46.7 million ordinary shares (72.8 million ordinary shares in the year ended March 31, 2017) with a nominal value of €0.3 million (€0.4 million in the year ended March 31, 2017) and the other undenominated capital reserve increased by a corresponding €0.3 million (€0.4 million in the year ended March 31, 2017). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

25.          Post-balance sheet events

Between April 1, 2018 and July 19, 2018, the Company had bought back 20.1 million ordinary shares at a total cost of €320.1 million under its €750M share buyback which commenced in February 2018.  This was equivalent to 1.7% of the Company’s issued share capital at March 31, 2018.  All ordinary shares repurchased are cancelled.

In April 2018, the Company announced that it has converted 25 Boeing 737-MAX-200 options into firm orders.  This brings the Company’s firm order to 135 Boeing 737-MAX-200s with a further 75 options remaining.

In April 2018, the Company purchased 24.9% of LaudaMotion. On July 12, 2018 the European Commission approved Ryanair’s proposed acquisition of a further 50.1% interest in LaudaMotion, clearing the way for Ryanair to increase its holding to 75%.

26.         Subsidiary undertakings and related party transactions

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

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertaking referred to above has been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2018, 2017 and 2016.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors) amounted to €9.7 million in the fiscal year ended March 31, 2018 (2017: €10.5 million; 2016: €10.3 million), the majority of which comprises short-term employee benefits.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2018	2017	2016
	€M	€M	€M
Basic salary and bonus	6.7	7.5	7.0
Pension contributions	0.2	0.2	0.2
Share-based compensation expense	2.8	2.8	3.1
	9.7	10.5	10.3

27.         Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 20, 2018.

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