Form 20-F
period 2019-03-31
RYANAIR HOLDINGS PLC
filed 2019-07-30
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2019

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

Please see “Item 4. Information on the Company” herein.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

American Depositary Shares, each	RYAAY	The NASDAQ Stock Market LLC
representing five Ordinary Shares

Ordinary Shares, par value	RYAAY	The NASDAQ Stock Market LLC (not for trading
0.6 euro cent per share		but only in connection with the registration of the
American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

 1,133,395,322 Ordinary Shares

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

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2019 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.1228, or $1.00 = €0.891, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2019. The Federal Reserve Rate for euro on July 19, 2019 was €1.00 = $ or $1.00 = €. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, “Brexit” (as defined below), costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, cyber-attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Community and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers (“ATC”) strikes and staff shortages, aircraft safety concerns, and extreme weather events or other atmospheric disruptions. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair operates a low fare, low cost scheduled airline group serving short-haul, point-to-point routes from 86 bases to airports across Europe, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.”  Ryanair pioneered the low-fares air travel model in Europe in the early 1990s.  As of June 30, 2019, the Company offered over  short-haul flights per day serving over  airports across Europe, with a fleet of  Boeing 737 aircraft and 20 Airbus A320 aircraft. A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal year 2019 has been translated from Euro€ to U.S$ using the Federal Reserve Rate on March 31, 2019. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2019(a)	2019	2018	2017	2016	2015
	(in millions, except per-Ordinary Share data)
Total operating revenues	$8,642.6	€7,697.4	€7,151.0	€6,647.8	€6,535.8	€5,654.0
Total operating expenses	$(7,501.0)	€(6,680.6)	€(5,483.7)	€(5,113.8)	€(5,075.7)	€(4,611.1)
Operating income	$1,141.6	€1,016.8	€1,667.3	€1,534.0	€1,460.1	€1,042.9
Net interest/(expense)	$(62.2)	€(55.4)	€(58.1)	€(63.0)	€(53.2)	€(56.3)
Other non-operating (expense)/income	$(14.9)	€(13.3)	€2.1	€(0.7)	€315.0	€(4.2)
Profit before taxation	$1,064.5	€948.1	€1,611.3	€1,470.3	€1,721.9	€982.4
Tax expense on profit on ordinary activities	$(70.8)	€(63.1)	€(161.1)	€(154.4)	€(162.8)	€(115.7)

Profit after taxation	$993.7	€885.0	€1,450.2	€1,315.9	€1,559.1	€866.7
Ryanair Holdings basic earnings per Ordinary Share (U.S. dollars)/(euros)	$0.8689	€0.7739	€1.2151	€1.0530	€1.1626	€0.6259
Ryanair Holdings diluted earnings per Ordinary Share (U.S. dollars)/(euros)	$0.8606	€0.7665	€1.2045	€1.0464	€1.1563	€0.6246
Ryanair Holdings dividend paid per Ordinary Share (U.S. dollars)/(euros)	n/a	n/a	n/a	n/a	€0.2940	€0.3750

Balance Sheet Data:

	As of March 31,
	2019(a)	2019	2018	2017	2016	2015
	(in millions)
Cash and cash equivalents	$1,881.4	€1,675.6	€1,515.0	€1,224.0	€1,259.2	€1,184.6
Total assets	$14,877.9	€13,250.7	€12,361.8	€11,989.7	€11,218.3	€12,185.4
Current and long-term debt, including capital lease obligations	$4,091.9	€3,644.4	€3,963.0	€4,384.5	€4,023.0	€4,431.6
Shareholders’ equity	$5,855.3	€5,214.9	€4,468.9	€4,423.0	€3,596.8	€4,035.1
Issued share capital	$7.6	€6.8	€7.0	€7.3	€7.7	€8.7
Weighted Average Number of Ordinary Shares in issue during the year	1,143.6	1,143.6	1,193.5	1,249.7	1,341.0	1,384.7

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2019(a)	2019	2018	2017	2016	2015
	(in millions)
Net cash inflow from operating activities	$2,265.2	€2,017.5	€2,233.2	€1,927.2	€1,846.3	€1,689.4
Net cash (outflow)/inflow from investing activities	$(1,125.5)	€(1,002.4)	€(719.4)	€(1,290.8)	€(283.6)	€(2,888.2)
Net cash (outflow)/inflow from financing activities	$(959.4)	€(854.5)	€(1,222.8)	€(671.6)	€(1,488.1)	€653.3
Increase/(decrease) in cash and cash equivalents	$180.3	€160.6	€291.0	€(35.2)	€74.6	€(545.5)

(a)

Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2019 of €1.00 = $1.1228 or $1.00 = €

EXCHANGE RATES

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

U.S. dollars per €1.00(a)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2014	1.210	1.330	1.210	1.393
2015	1.086	1.103	1.052	1.202
2016	1.055	1.107	1.038	1.152
2017	1.202	1.130	1.042	1.204
2018	1.146	1.182	1.128	1.249

Month ended
January 31, 2019	1.145	1.142	1.132	1.152
February 28, 2019	1.138	1.135	1.127	1.147
March 31, 2019	1.123	1.130	1.121	1.138
April 30, 2019	1.120	1.123	1.114	1.130
May 31, 2019	1.115	1.119	1.114	1.125
June 30, 2019	1.137	1.130	1.120	1.139
Period ended July 19, 2019	1.122	1.125	1.121	1.131

U.K. pounds sterling per €1.00(c)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2014	0.776	0.806	0.776	0.840
2015	0.737	0.723	0.694	0.785
2016	0.852	0.823	0.732	0.912
2017	0.888	0.876	0.835	0.926
2018	0.898	0.885	0.863	0.908

Month ended
January 31, 2019	0.873	0.885	0.864	0.903
February 28, 2019	0.857	0.872	0.854	0.882
March 31, 2019	0.861	0.858	0.849	0.868
April 30, 2019	0.861	0.862	0.853	0.868
May 31, 2019	0.885	0.871	0.850	0.885
June 30, 2019	0.895	0.891	0.884	0.897
Period ended July 25, 2019	0.895	0.897	0.892	0.903

U.K. pounds sterling per U.S.$1.00(d)

	End of	Average
Year ended December 31,	Period	(b)	Low	High

2014	0.642	0.607	0.583	0.644
2015	0.678	0.656	0.630	0.683
2016	0.811	0.741	0.676	0.823
2017	0.739	0.776	0.736	0.825
2018	0.784	0.748	0.698	0.798

Month ended
January 31, 2019	0.761	0.775	0.759	0.794
February 28, 2019	0.753	0.768	0.751	0.782
March 31, 2019	0.767	0.759	0.753	0.769
April 30, 2019	0.767	0.767	0.759	0.775
May 31, 2019	0.792	0.778	0.761	0.792
June 30, 2019	0.787	0.789	0.785	0.797
Period ended July 19, 2019	0.800	0.799	0.791	0.806

(a)	Based on the Federal Reserve Rate for euro.
(b)	The average of the relevant exchange rates on the last business day of each month during the relevant period.
(c)	Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg/Reuters.
(d)	Based on the Federal Reserve Rate for U.K. pound sterling.

As of July , 2019, the exchange rate between the U.S. dollar and the euro was €1.00 = $1.122, or $1.00 = €0.891 and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00 = $1.249, or $1.00 = U.K. £0.800. As of July 25, 2019 the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00 = €1.117, or €1.00 = U.K. £0.895. For a discussion of the impact of exchange rate fluctuations on the Company’s results of operations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year Ended March 31,
Operating Data:	2019	2018	2017	2016	2015
Operating Margin	13%	23%	23%	22%	18%
Break-even Load Factor	83%	73%	73%	72%	72%
Average Booked Passenger Fare (€)	37.03	39.40	40.58	46.67	47.05
Ancillary Rev. per Booked Passenger (€)	17.15	15.48	14.83	14.74	15.39
Total Rev. per Booked Passenger (€)	54.17	54.88	55.41	61.41	62.44
Cost Per Booked Passenger (€)	47.02	42.08	42.62	47.69	50.92
Average Fuel Cost per U.S. Gallon (€)	1.79	1.65	1.83	2.21	2.34

	Fiscal Year Ended March 31,
Other Data:	2019	2018	2017	2016	2015
Revenue Passengers Booked (millions)	142.1	130.3	120.0	106.4	90.6
Booked Passenger Load Factor	96%	95%	94%	93%	88%
Average Sector Length (miles)	774	775	770	762	776
Sectors Flown	789,771	725,044	675,482	609,501	545,034
Number of Airports Served at Period End	219	216	207	200	189
Average Daily Flight Hour Utilization (hours)	9.02	9.13	9.33	9.36	9.03
Team Members at Period End	16,840	14,583	13,026	11,458	9,394
Team Members per Aircraft at Period End	36	34	34	34	31

Risk Factors

Risks Related to the Company

Changes in Fuel Costs and Availability Affect the Company’s Results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices in fiscal year 2019 increased when compared to fiscal year 2018. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of recent volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

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

Ryanair is subject to increasingly complex data protection laws and regulations. Ryanair’s business involves the processing and storage on a large scale of personal data relating to its customers, employees, business partners and others and is therefore subject to new and increasingly complex data protection laws and regulations. Ryanair is subject to the

European Union’s General Data Protection regulation 2016/679 (the “GDPR”) (which became fully applicable on May 25, 2018) as well as relevant national implementing legislation (Irish Data Protection Act 2018), which introduced a number of new significant obligations and requirements upon subject companies. Ryanair has set up a Privacy Working Group, which assists the Company Data Protection Officer, to ensure data protection compliance and to implement any additional controls to facilitate compliance with the GDPR and other data protection laws in the future. Ensuring compliance with data protection laws is an ongoing commitment which involves substantial costs, and it is possible that, despite Ryanair’s efforts, governmental authorities or third parties will assert that Ryanair’s business practices fail to comply with these laws and regulations. If its operations are found to be in violation of any of such laws and regulations, Ryanair may be subject to significant civil, criminal and administrative damages, penalties and fines, as well as reputational harm, which could have a material adverse effect on its business, financial condition or results of operations.

Ryanair Has Seasonally Grounded Aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out its scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. In the winter of fiscal year 2019, Ryanair grounded approximately  aircraft (compared with 60 aircraft in fiscal year 2018) and the Company intends to again ground a similar number of aircraft in fiscal year 2020. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

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

Currency Fluctuations Affect the Company’s Results. Although Ryanair is headquartered in Ireland, a significant portion of its operations are conducted in the U.K. Consequently, the Group has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance, and some maintenance obligations are denominated in U.S. dollars. Ryanair’s operations and financial performance can therefore be significantly affected by fluctuations in the values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly vulnerable to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and substantially none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar and, from time to time, between the euro and the U.K. pound sterling, hedging activities are not expected to eliminate currency risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The continuing uncertainty associated with the Brexit process could adversely affect Ryanair’s business. The withdrawal/transition agreement negotiated by the EU and the U.K. government has not been approved by the U.K. parliament. As an outcome from this impasse, the EU has granted an extension period to the Article 50 negotiation process, which will run until October 31, 2019 unless an agreement is concluded in the interim.

There remain two fundamental steps to effect an orderly exit of the U.K. from the EU: (i) agreement on the withdrawal/transition process, including an agreed political declaration on the future trading framework; and (ii) detailed agreement on the full set of future trading arrangements. The future arrangements between the EU and the U.K. could directly impact Ryanair’s business in a number of ways.  Arrangements which may impact Ryanair’s business include, inter alia, the status of the U.K. in relation to the EU’s open air transport market, freedom of movement between the U.K. and the EU, employment rules governing the relationship between the U.K. and the EU, and the tax status of EU member state entities operating in the U.K.  Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially materially impact on Ryanair’s financial condition and results of operations in the U.K. or other markets Ryanair serves.

As a result of no-deal contingency measures unilaterally implemented by both the EU and U.K., the risk of a cessation of flights between the U.K. and the EU27 in a no-deal scenario has been substantially reduced. In the event of market access restrictions between the U.K. and non-EU destinations (and in respect of U.K. domestic traffic), Ryanair expects to be able to use its U.K. subsidiary Ryanair U.K. Limited (“Ryanair U.K.”), which received an Air Operator Certificate and Operating Licence (“U.K. AOC”) from the U.K. Civil Aviation Authority (“U.K. CAA”) in December 2018. Alternatively, the Company may decide to cancel such routes.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 22% of revenue in fiscal year 2019 came from operations in the U.K., although this was offset somewhat by approximately 18% of Ryanair’s non-fuel costs in fiscal year 2019 which were related to operations in the U.K.

Brexit could also present Ryanair with a number of potential regulatory challenges. Brexit could lead to potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. It also requires special efforts to ensure Ryanair’s continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in EU member states be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 if U.K. holders of the Company’s shares are no longer designated as EU nationals. For additional information, please see “Item 3 – Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”.

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among U.K. businesses and investors. In particular, the pound sterling has lost approximately 12% and 11% of its value against the U.S. Dollar and the euro respectively since the Referendum. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound and/or recession in the U.K. would materially impact its financial condition and results of operations.  For the remainder of fiscal year 2020, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact income by approximately  €7  million. For additional information, please see “Item 3 – Currency Fluctuations Affect the Company’s Results”.

The Company May Not Be Successful in Increasing Fares to Cover Rising Business Costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company expects increased marketing and advertising costs along with higher airport charges due to the increasing number of primary airports to which it operates. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair’s results. See “—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” below and “—Changes in Fuel Costs and Availability Affect the Company’s Results” above.

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout its route network. Airlines compete primarily in respect of fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-U.S. Open Skies Agreement allows U.S. carriers to offer services in the intra-EU market, which could eventually result in increased competition in the EU market. See “Item 4. Information on the Company—Government Regulation—Liberalization of the EU Air Transportation Market.”

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

Although Ryanair intends to assert its rights against any predatory pricing or other similar conduct, price competition both among airlines and between airlines and ground and sea transportation alternatives could reduce the level of fares and/or passenger traffic on Ryanair’s routes to the point where profitability may not be achievable.

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had over 470 aircraft in its fleet as at June 30, 2019 and has ordered an additional 210 737-MAX-200 aircraft (including 135 firm and 75 option aircraft) for delivery post June 30, 2019 to fiscal year 2024 pursuant to contracts with the Boeing Company (““Boeing,” and such contract, the “2014 Boeing Contract”).  Ryanair expects to have approximately 585 narrow body aircraft in its fleet by March 31, 2024, depending on the level of lease returns, Boeing’s ability to fulfill the 2014 Boeing Contract and aircraft disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.” There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

As a result of a 2013 purchase agreement with Boeing (the “2013 Boeing Contract”), the 2014 Boeing Contract and other general corporate purposes, Ryanair DAC has raised and expects to continue to raise substantial debt financing, including Ryanair’s issuance of €750m in 1.125% unsecured Eurobonds with a 6.5-year tenor in February 2017 that is guaranteed by Ryanair Holdings, and a €750m unsecured (5-year term) syndicated bank loan facility entered into in May 2019. Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets.  Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions.  Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, would have a material adverse effect on its results of operations and financial condition.

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB+ (stable) credit rating from both S&P and Fitch Ratings). There is a risk that the Company will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for Ryanair and a material adverse effect on its results of operations and financial condition.

Ryanair has also entered into significant derivative transactions intended to hedge some of its aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support. Because Ryanair currently sources the majority of its aircraft and many related aircraft parts from Boeing, if Ryanair was unable to acquire additional aircraft from Boeing, or if Boeing was unable or unwilling to make timely deliveries of aircraft or to provide adequate support for its products, Ryanair’s operations could be materially and adversely affected.  For example, in 2019 certain global aviation regulators and airlines grounded the Boeing 737-MAX-8 in response to accidents involving aircraft flown by Lion Air and Ethiopian Airlines (the “Directives”).  It is unclear when or if such Directives will be lifted.   As of March 31, 2019, Ryanair has up to 210 (135 firm and 75 options) Boeing 737-MAX-200 on order from Boeing under the 2014 Boeing Contract, and Ryanair had expected, given the planned delivery schedule, to operate approximately 30 of such aircraft by summer 2020.  In connection with the Directives, the initial delivery of the Boeing 737-MAX-200 aircraft under the 2014 Boeing Contract has been delayed by Boeing, possibly to between January and February 2020 (subject to U.S. Federal Aviation Administration (“FAA”) and EASA certification).  There can be no assurances regarding when Ryanair’s deliveries of the Boeing 737-MAX-200 will commence. The long-term operational and financial impact of the Directives is uncertain and could negatively affect Ryanair based on a number of factors, including, among others, public perception of the safety of the Boeing 737-MAX-200 (and Boeing aircraft generally), the period of time the ordered aircraft are unavailable and the associated loss of anticipated flight capacity.  As such, the Directives and their impact on Boeing have caused, and are expected to continue to cause, significant disruption to Ryanair’s customers and financial costs to Ryanair.

The Company’s Growth May Expose it to Risks.  Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 200m passengers per annum by March 31, 2024, an increase of approximately 41% from the approximately 142m passengers booked in fiscal year 2019. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

The continued expansion of Ryanair’s fleet and operations combined with other factors, may also strain existing management resources and related operational, financial, management information and information technology systems. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may have a material adverse effect on Ryanair’s ability to achieve its growth plans and sustain or increase its profitability.

Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on its Results. When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has significant cash needs as it expands, including the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See “—The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” above.

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

Ryanair’s future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair’s strategy. Any condition that denies, limits, or delays Ryanair’s access to airports it serves or seeks to serve in the future would constrain Ryanair’s ability to grow. A change in the terms of Ryanair’s access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair’s failure to renegotiate comparable terms or rates could have a material adverse effect on the Company’s financial condition and results of operations. For additional information, see “Item 4. Information on the Company—Airport Operations—Airport Charges.” See also “—The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports” below.

Labour Relations Could Expose the Company to Risk. Ryanair announced in December 2017 its decision to recognise trade unions for collective bargaining purposes. Since then, Ryanair has concluded Collective Labour Agreements (“CLA’s”) with Trade Unions in most of its major markets. The CLA’s concluded to date vary by country but include agreements on recognition, seniority, base transfers, promotions, pay and rostering arrangements. Negotiations with unions representing both pilots and cabin crew throughout Europe are continuing and further CLA’s are expected to be concluded this year.

As of March 31, 2019, over 99% of Ryanair pilots have already accepted an updated pay deal but there is still the potential for claims from unions to increase pay over and above what has already been agreed.  There may be a push for legacy type working conditions which if acceded to could decrease the productivity of pilots, increase costs and have an adverse effect on profitability. Ryanair intends to retain its low fare high people productivity model; however, there may be periods of labour unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

Ryanair is currently in the process of transitioning from Irish to local contracts of employment in a number of EU countries which could impact on costs, productivity and complexity of the business. Any subsequent decision to switch to lower cost locations could result in redundancies and a consequent deterioration in labour relations.

The Company is Dependent on External Service Providers. Ryanair currently assigns its engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance (“Part 145”) established by the European Aviation Safety Agency (“EASA”). The Company also assigns its passenger, aircraft and ground handling services at airports (other than Dublin, London Stansted and certain airports in Poland, Spain and Portugal) to established external service providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations - Airport Handling Services.”

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

The Company is Dependent on Key Personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Group CEO, and key financial, commercial, operating, IT and maintenance personnel.  See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Employment and Bonus Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any Executive Officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations and its Elimination of Airport Check-in Facilities. Ryanair’s flight reservations are made through its website, mobile app and Global Distribution Systems including Travelport (which operates the Galileo and Worldspan GDS) and Sabre (collectively, the “GDSs”) (GDSs). Ryanair has established contingency programs which include hosting its website in multiple locations and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems, which, in turn, could have a material adverse effect on Ryanair’s operating results or financial condition.

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

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mures and Montpellier airports, and Ryanair’s agreements from 2009 with Frankfurt (Hahn) airport. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are currently expected to be completed in 2019, with the European Commission’s decisions being appealable to the EU General Court. Between 2010 and 2019, investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås) and Lübeck airports, and into Ryanair’s agreements prior to 2009 with Frankfurt (Hahn) concluded with findings that these agreements contained no state aid.  Between 2014 and 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari and Klagenfurt airports, ordering Ryanair to repay a total of approximately €22.5m of alleged state aid.  Ryanair appealed these seven “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.  Ryanair has appealed these four negative findings to the European Court of Justice.  These appeals are expected to take at least two years. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari and Klagenfurt airports are also expected to take approximately two years.  In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights and copyright protection, etc. Ryanair is currently involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, The Netherlands, France, Spain, Italy, Switzerland and the U.S.. Ryanair’s objective is to prevent any unauthorized use of its website. Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a licence and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan) and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional and corporate travel agencies. Ryanair has obtained both favorable and unfavorable rulings in its actions in EU member states against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream.  Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

The Irish Corporation Tax Rate Could Rise. The majority of Ryanair Holding’s profits are subject to Irish corporation tax at a statutory rate of 12.5%. There remains a risk that the Irish government could increase Irish corporation tax rates above 12.5% in order to repay current or future loans or to increase tax revenues.

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

Change in EU Regulations in Relation to Employers and Employee Social Insurance Could Increase Costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment was governed, which was either the U.K. or Ireland. The legislation introduced in 2012 included grandfathering rights whereby existing employees (i.e. those employed prior to the introduction of the new legislation in June 2012) were exempt from the effects of the new legislation for a period of 10 years up until 2022 provided they did not transfer between bases. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions will have a material adverse effect on Ryanair’s cash flows, financial position and results of operations.

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

Risks Associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the uncertainty arising from the Eurozone debt crisis, there was widespread speculation regarding the future of the Eurozone. In addition, following the 2016 Brexit Referendum, the U.K. invoked the declaration required by Article 50 of the Lisbon Treaty to begin the process by which the U.K. will leave the EU. As a result, the pound sterling has been volatile against the euro and could become more volatile as we approach the Brexit date (currently October 31, 2019). Ryanair predominantly operates to/from countries within the Eurozone and has significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient.

The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro primarily against U.K. pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar could have a material adverse impact the operating results of the Company.

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

Risks associated with the Company’s restructuring. Over the course of fiscal year 2019 and into fiscal year 2020, the Company has undergone a corporate restructuring which resulted in the transition from a single airline operating model (i.e. Ryanair DAC) to an airline modeled through five entities: Ryanair DAC, Ryanair Sun (to be rebranded as Buzz in late 2019), Laudamotion GmbH (“Laudamotion”), Ryanair U.K. and, in June 2019, Malta Air Limited (“Malta Air” and, collectively the “Airline Entities”).

The cost of implementing these plans has been material, and the Company may continue to incur additional material expenses in relation thereto. In addition, the implementation of the changes involves a number of risks related to both the revised structure and also the process of transition to such new structure. For example:

• Increased costs and complexity related to establishing and maintaining intra-company agreements for management, funding, shared services and customer support between the Airline Entities;

• Increased costs and complexity related to compliance with the applicable regulatory authorities and legal regimes governing each Airline Entity;

• Operational risks related to the addition of Airbus aircraft to the Company’s predominantly Boeing fleet, including impacts related to expanding the Company’s aircraft maintenance programs;

• Development and implementation of consistent and efficient operating models across the Airline Entities; and

• Potential accounting consequences, including tax costs, as a result of asset transfers in connection with the restructuring.

As a result, the implementation of the restructuring could have a material adverse effect on the Company's business, its financial condition, results of operations and prospects.

Entry into service of the Boeing 737-MAX-200. Ryanair has 135 Boeing 737-MAX-200 aircraft on firm order from Boeing. These aircraft were originally due to commence delivery in April 2019. However, an airworthiness directive from the FAA has grounded the Boeing 737-MAX-8 aircraft until further notice. Due to its larger seat density and the addition of two additional emergency doors, the Boeing 737-MAX-200 will require a unique certification permit from the FAA and EASA prior to its release to service. There can be no assurance that the 737-MAX-8 and the 737-MAX-200 will receive FAA and EASA regulatory approval or on what date any such approval will be granted.

There also can be no assurance that EASA will not, now or in the future, apply additional maintenance and/or, simulator training in relation to the operation of the 737-MAX-200 aircraft, that will materially increase the cost of operating this aircraft type.  In addition, should any negative public perception develop in relation to the safety of the Boeing 737-MAX aircraft series, Ryanair’s growth plans and profitability could be materially adversely affected.

Risks Related to the Airline Industry

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions: A Continued Recessionary Environment Would Negatively Impact Ryanair’s Result of Operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the uncertainty relating to the Eurozone and the U.K. following Brexit, high unemployment rates, constrained credit markets and increased business operating costs could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary environment, combined with austerity measures by European governments and increased Brexit-related uncertainty in the U.K., will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results.

The Introduction of Government/Environmental Taxes on Travel Could Damage Ryanair’s Ability to Grow and Could Have a Material Adverse Impact on Operations. Travel taxes are levied on a per passenger basis in a number of Ryanair markets. In the U.K., Air Passenger Duty (APD) is charged at £13 per adult passenger. In Germany there is an air passenger tax of €7.50. Similar taxes exist in Morocco (€9), Norway (NOK80), Sweden (SEK60), Italy (municipal taxes of €6.50) and Austria (€3.50). These taxes are levied as a flat amount per departing passenger and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high cost airlines who operate connecting flight networks.

Other governments have also introduced or may introduce similar taxes, including additional environmental air travel levies such as the proposed French departure tax of €1.50 for flights within the EU announced in July 2019. See “Item 4. Information on the Company—Airport Operations—Airport Charges.” The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair’s financial results.

Political uncertainty and an increase in trade protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition. The current U.S. administration has voiced strong concerns about imports from countries that it perceives as engaging in unfair trade practices, and has imposed tariffs on certain goods imported into the United States and raised the possibility of imposing significant, additional tariff increases. The announcement of unilateral tariffs on imported products by the U.S. has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war”. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Others are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials. These measures could increase the price of goods and services globally and may affect Ryanair, which has exposure, either directly or indirectly, to certain raw materials, including steel used for aircraft it purchases and jet fuel. A “trade war” of this nature or other governmental action related to tariffs or international trade agreements could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, U.S. or world economy or certain sectors thereof and, thus, Ryanair’s business and financial results.

The Company is Substantially Dependent on Discretionary Air Travel. Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic could have a material adverse effect on the Company’s profitability or financial condition. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company’s profitability or financial condition. As a consequence, any future aircraft safety incidents (particularly involving other low-fare airlines or aircraft models flown by Ryanair), changes in public opinion regarding the environmental impacts of air travel, terrorist attacks in Europe, the U.S. or elsewhere, significant military actions by the United States or EU nations, or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair’s business, operating results, and financial condition. See “—The Company is Dependent on the Continued Acceptance of Low-fares Airlines.”

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been cancelled or delayed more than 3 hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause for the cancellation or delay, i.e. whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or cancelled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been narrowing the definition of the term “extraordinary circumstances”, thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that “wildcat” strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. Ryanair considers that the union-led strikes which it experienced during 2018 can be differentiated from the Krusemann case, because it believes the union-led strikes were beyond Ryanair’s control and did not stem from a decision taken by Ryanair, but there is a risk that courts may find differently. See “—Risks Related to the Airline Industry— Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

Under the terms of Regulation (EC) No. 261/2004, described above, in addition to the payment of compensation, Ryanair has certain duties to passengers whose flights are cancelled. In particular, Ryanair is required to reimburse passengers who have had their flights cancelled for certain reasonable, documented expenses – primarily for accommodation and food.   Passengers must also be given a re-routing option if their flight is delayed over three hours or if it is cancelled.  Such re-routing options are not limited to Ryanair flights and other carriers must be considered if no suitable Ryanair flight can be sourced.  If a passenger elects for a refund, Ryanair’s re-routing obligations cease.

Environmental Regulation such as EU Regulation of Emissions Trading Will Increase Costs. Many aspects of Ryanair’s operations are subject to increasingly stringent national and international laws, regulations and levies protecting the environment, including those relating to carbon emissions, clean water, management of hazardous materials and climate change. Compliance with existing and future environmental laws, regulations and levies can require significant expenditures, and violations can lead to significant fines, penalties and reputational damage.

In particular, the EU Emissions Trading Scheme (“ETS”), is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances increased significantly during fiscal year 2019 and has continued to rise in the fiscal year 2020. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

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

Any Significant Outbreak of any Airborne Disease Could Significantly Damage Ryanair’s Business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of MERS, SARS, foot-and-mouth disease, avian flu, swine flu and the Zika virus have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company’s financial performance. A severe outbreak of swine flu, MERS, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease may also result in European or national authorities imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations.

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. In past years, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair (regardless of Ryanair’s own safety record), and could have a material adverse effect on Ryanair’s financial condition and results of operations.  In particular, an accident or other safety-related incident involving an aircraft operated by another airline of the same model or manufacturer as operated by Ryanair could have a material adverse effect on Ryanair if such accident or other safety-related incident resulted in actions or investigations by global aviation authorities or created a public perception that Ryanair’s operations are not safe or reliable, or are less safe or reliable than other airlines. Such regulatory actions and/or public perceptions could, in turn, result in adverse publicity for Ryanair, cause harm to Ryanair’s brand and reduce travel demand on Ryanair’s flights, resulting in a material adverse effect on the Company’s financial condition and results of operations.  For additional information, see “—Risks Related to the Company—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support.”

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

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately % of total operating expenses in fiscal year 2019, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Availability Affect the Company’s Results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “Risks Related to the Company—The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment” above.

Safety-Related Undertakings Could Affect the Company’s Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the FAA and EASA have required a number of such procedures with regard to Boeing 737 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pitot system heating, CFM fan blade nondestructive testing (NDT) on certain production CFM-56 engines, fuel tank boost pump electrical arcing protection, and the European Commission’s Datalink mandate. Additionally, global aviation authorities are currently undertaking certain safety reviews of the Boeing 737-MAX-8 as a result of the grounding of such aircraft due to safety concerns in March 2019, which has delayed the delivery of 737-MAX-200 aircraft ordered from Boeing. Ryanair’s policy is to implement any required safety procedures in accordance with FAA and EASA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair’s aircraft and result in an increase in Ryanair’s cost of maintenance, delays in the delivery of aircraft or other costs beyond management’s current estimates. In addition, should Ryanair’s aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair’s aircraft are less than completely reliable, Ryanair’s business could be materially adversely affected.

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals, and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The Directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the Directors can take action to safeguard the Company’s ability to operate by identifying those Ordinary Shares, ADSs or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares.”

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

In light of the uncertainty surrounding Brexit, on 8 March 2019 the Board of Directors passed a number of resolutions which will become effective from the date on which U.K. nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation No. 1008/2008 ("Hard Brexit Day"). In accordance with the powers delegated to the Board of Directors pursuant to the Articles, the Board has resolved that with effect from Hard Brexit Day:

(i)	All Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including U.K.) shareholders will be treated as "Restricted Shares" (within the meaning of the Articles);

(ii)

Restricted Share Notices will be issued to the registered holder(s) of each Restricted Share, specifying that the holder(s) of such shares shall not be entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares;

(iii)

Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles, the chairman will not vote any Restricted Shares at any meeting of the Company.

Licensing authorities in Austria, Ireland and Poland have confirmed respectively in the case of Laudamotion, Ryanair DAC and Ryanair Sun that these resolutions ensure that the Company’s subsidiaries will remain complaint with EU Regulation No. 1008/2008 should Hard Brexit Day occur. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licences held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008. For the avoidance of doubt, the prohibition (referred to in the second paragraph of this section) on non-EU nationals acquiring Ordinary Shares in Ryanair Holdings plc, as announced by the Company on 5 February 2002, continues to apply.  Consequently, with effect from Hard Brexit Day, U.K. nationals will not be permitted to acquire Ordinary Shares in the Company. In addition, in order to provide contingency in the event of disruption to existing traffic rights on Brexit, in December 2018 the Company’s subsidiary, Ryanair U.K., secured a U.K. AOC.

As of June 30, 2019, ADRs accounted for approximately 44.3% of Ryanair Holdings’ issued ordinary shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

Holders of Ordinary Shares are Currently Unable to Convert those Shares into ADRs. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York Mellon, the depositary for its ADR program (the “Depositary”), to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also “—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

The Company’s Results of Operations May Fluctuate Significantly. The Company’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations.” Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions, the seasonal nature of air travel, accounting standards in relation to the timing of recognition of revenue and trends in airlines’ costs, especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

The trading price of Ryanair Holdings’ Ordinary Shares and ADRs may be subject to wide fluctuations in response to quarterly variations in the Company’s operating results and the operating results of other airlines. In addition, the global stock markets from time to time experience extreme price and volume fluctuations that affect the market prices of many airline company stocks. These broad market fluctuations may materially adversely affect the market price of the Ordinary Shares and ADRs.

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation in 1996, Ryanair Holdings, has only occasionally declared special dividends on both its Ordinary Shares and ADRs. Ryanair Holdings’ ability to pay dividends in the future will be dependent on the financial performance of the Company and there is no guarantee that any further dividends will be paid. See “Item 8. Financial Information—Other Financial Information—Dividend Policy.” As a holding company, Ryanair Holdings does not have any material assets other than its shares in the Company’s operating airlines and in other entities within the Ryanair Holdings group structure.

Increased Costs for Possible Future ADR and Share Repurchases. As the ADRs have historically traded on the NASDAQ Stock Market (“NASDAQ”) at a premium compared to Ordinary Shares, the inclusion of ADRs in buy-back programs may result in increased costs in performing share buy-backs. Over the past five years the Company has repurchased shares as follows:

	Ordinary	Ordinary Shares	Total	Total	Average Price per
	Shares	Underlying ADR	Share	Spent	Share
Fiscal Year	M’	M’	M’	€’M	€
2015	10.9	—	10.9	112	10.28
2016	33.8	19.9	53.7	706	13.15
2017	50.7	21.6	72.3	1,018	14.08
2018	44.7	2.0	46.7	829	17.75
2019	37.8	—	37.8	561	14.84

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited, now known as Ryanair Designated Activity Company (“DAC”). The latter operates a low fare, scheduled-passenger airline serving short- haul, point-to-point routes mainly within Europe. In fiscal year 2019, the Company set up Ryanair Sun (a Polish charter and scheduled passenger airline with a Polish AOC), acquired Laudamotion (an Austrian scheduled passenger airline with an Austrian AOC), and set-up Ryanair U.K. (with a U.K. AOC).  In June 2019, Malta Air became the fifth airline in the Ryanair Group. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the company.  As of June 30, 2019, Ryanair had a principal fleet of over 455 Boeing 737 aircraft and 20 Airbus A320 aircraft, and offered over 2,500 scheduled short-haul flights per day serving over 200 airports (including 86 bases) largely throughout Europe. See Item 4. “Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €885.0m in fiscal year 2019, as compared with a profit of €1,450.2m in fiscal year 2018. This 39% decrease was primarily attributable to lower fares due to over-capacity in European short-haul, a 28% increase in fuel costs, a 33% increase in staff costs and a €139.5m start-up loss in Laudamotion. Ryanair generated an average booked passenger load factor of approximately 96% in fiscal year 2019, compared to 95% in fiscal year 2018, and average booked passenger fare of €37.18 per passenger in fiscal year 2019, down from €39.40 in the prior fiscal year. The Company has focused on maintaining low operating costs (€47.02 per passenger in fiscal year 2019, an increase from €42.08 in fiscal year 2018).

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. For example, the number of scheduled airline passengers traveling on Ryanair routes increased from 0.7 million passengers in 1991 to 142.1 million passengers in fiscal year 2019. Most international routes Ryanair has begun serving have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair typically capturing the largest portion of such growth on each route. A variety of factors contributed to this increase in air passenger traffic, including the development of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its favorable results compared to many competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

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

STRATEGY

Ryanair’s objective is to establish itself as Europe’s biggest scheduled passenger airline group, through continued improvements and expanded offerings of its low-fares service. In the highly challenging current operating environment, Ryanair seeks to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost- containment and operating efficiencies. The key elements of Ryanair’s long-term strategy are:

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

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to airlines’ own published statistics, Ryanair delivers industry leading punctuality (target >90%) and fewer lost bags than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. Customer satisfaction is also measured by regular online, “mystery-passenger” and “by passenger” surveys.

Ryanair is continuously implementing new strategic initiatives that are expected to improve its customer service offering. In recent years, Ryanair introduced a series of customer-service related initiatives under the AGB customer experience program, including an easy-to-navigate website, a mobile app, reduced penalty fees, allocated seating, security fast track at selected airports and more customer-friendly baggage allowances and change flight policies. Ryanair has also introduced several important products and bundles that improve its offering to customers. Ryanair Groups is a dedicated booking service designed for groups travelling together. Furthermore, these customer-service related initiatives include scheduling more flights to primary airports, selling flights via travel agents on GDS, marketing spending to support these initiatives, and adjusting the airline’s yield management strategy with the goal of increasing load factors and yield.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short- haul routes. In fiscal year 2019, Ryanair flew an average route length of 774 miles and an average flight duration of approximately 1.9 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills,” like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that Ryanair’s operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates “next generation” Boeing 737-800s and expects to commence operating the updated Boeing 737-MAX-200 aircraft in fiscal year 2020. The operation of primarily a single aircraft type (mainly B737s) enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. The strength of Ryanair’s balance sheet and cashflows also enables the group to lease aircraft at attractive rates (such as the A320s leased by Laudamotion). See Item 4. “Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB+ (stable) rating from both S&P and Fitch Ratings (see Item 3. “The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” above) and can raise inexpensive unsecured debt in the Capital Markets. The Company also finances aircraft from its strong cashflows.

(ii) Personnel Costs. Ryanair endeavors to control its labor costs through incentivizing high productivity. Compensation for personnel emphasizes productivity-based pay incentives. These incentives include sales bonus payments for onboard sales of products for cabin crew and payments based on the number of hours or sectors flown by pilots and cabin crew within strict limits set by industry standards or regulations fixing maximum working hours.

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

Taking Advantage of the Internet.  Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to November 2025. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional ancillary products on day of travel (e.g. bags, priority boarding and fast track). Ryanair has continued to invest in its website with the key features being personalization, a “My Ryanair” account, easier booking flow, more content, faster, intuitive and fully responsive for mobile devices. The “My Ryanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My Ryanair” is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 34-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other airlines, including Southwest Airlines, British Airways, Air France, Alitalia, Turkish Airlines, Norwegian Airlines, Aer Lingus and SAS.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For accommodation services (hotels, B&Bs, apartments, hostels, etc.), Ryanair currently has a contract with five providers (Hotels.com, Hotelopia.com, HRS.com, Ryanair Rooms Direct and Hostelsclub) to market hotels and other accommodation offerings during and after the booking process. Ryanair also offers airport transfers and car park services through its website and on board its aircraft. Ryanair offers car hire services via a contract with CarTrawler. Ancillary revenues accounted for approximately 32% of Ryanair’s total operating revenues in fiscal year 2019 and approximately 28% of Ryanair’s total operating revenues in fiscal year 2018. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2019 Compared with Fiscal Year 2018—Ancillary Revenues” for additional information.

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

Responding to Market Challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding approximately 65 aircraft in fiscal year 2019 during the winter season; (ii) disposing of aircraft (lease hand backs totaled 5 in fiscal year 2019); (iii) controlling costs; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “— The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.”

In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Ryanair has Seasonally Grounded Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 25 2019, the Company offered over 2,500 scheduled short-haul flights per day serving over 200 airports largely throughout Europe. The following table lists Ryanair’s operating bases:

Operating Bases

Alicante	Frankfurt Main	Paphos
Athens	Gdansk	Pescara
Baden-Baden	Glasgow (Prestwick)	Pisa
Barcelona (Girona)	Gothenburg	Ponta Delgada
Barcelona (El Prat)	Gran Canaria	Porto
Bari	Hamburg	Poznan
Belfast	Ibiza	Prague
Berlin	Katowice (b)	Rome (Ciampino)
Birmingham	Kaunas	Rome (Fiumicino)
Bologna	Krakow	Santiago
Bordeaux	Lamezia	Seville
Bournemouth	Lanzarote	Shannon
Bratislava	Leeds Bradford	Sofia
Brindisi	Lisbon	Stockholm (Skavsta)
Bristol	Liverpool	Stuttgart
Brussels (Charleroi)	London (Luton)	Tegel
Brussels (Zaventem)	London (Southend)	Tenerife South
Bucharest	London (Stansted)	Thessaloniki
Budapest	Madrid	Toulouse (a)
Cagliari	Malaga	Valencia
Catania	Malta	Vienna
Cologne	Manchester	Vilnius
Cork	Marrakech	Warsaw (Modlin)
Dublin	Marseille	Wroclaw
Dusseldorf	Memmingen
Dusseldorf (Weeze)	Milan (Bergamo)
East Midlands	Milan (Malpensa)
Edinburgh	Naples
Faro	Nuremburg
Fez	Palermo
Frankfurt (Hahn)	Palma Mallorca

(a)	In February 2019, Ryanair announced that it would open a base in Toulouse from October 2019.
(b)	In March 2019, Ryanair announced that it would open a base in Katowice from October 2019.

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

During fiscal year 2019, Ryanair launched 316 new routes across its network. See “Item 3. Risk Factors— Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great service. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses advertising and social media. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company (Ryanair.com, Lauda.com and Ryanairsun.com). The vast majority of such reservations and purchases are made through the website Ryanair.com although an increasing number of customers are also booking via Lauda.com and Ryanairsun.com. Ryanair is therefore not reliant on travel agents. See “—Strategy—Taking Advantage of the Internet” above for additional information.

Ryanair’s reservations system is hosted under an agreement with the system provider, Navitaire. Under the agreement, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in, security fast-track, priority boarding service and fully allocated seating as part of the AGB customer experience program. Ryanair also requires Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. The Company has also entered into an agreement with the GDSs Travelport (which operates the Galileo and Worldspan GDS) and Sabre. The Company’s fares (except for the three lowest fare categories) are currently distributed on the GDSs’ systems. Ryanair has negotiated an attractive per segment price which enables it to sell tickets via travel agents at no commission to a mix of largely business/corporate travelers. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Boeing Aircraft

As of June 30, 2019, the Company had a fleet of 455 Boeing 737 aircraft which are currently operated by Ryanair, Ryanair Sun (soon to be rebranded Buzz) and Malta Air.  The fleet was composed of Boeing 737-800 “next generation” aircraft, each having 189 seats. The Company’s fleet totaled 455 Boeing 737-800s at March 31, 2019.

Between March 1999 and June 2019, Ryanair took delivery of 531 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing and disposed of 76 such aircraft, including 51 lease handbacks.

Under the terms of the 2013 Boeing Contract, Ryanair agreed to purchase 183 Boeing 737-800 aircraft over a five year period from fiscal years 2015 to 2019, with delivery beginning in September 2014 and ending in December 2018. These aircraft benefited from a net effective price not dissimilar to that under the 2005 Boeing Contract. Under the terms of the 2014 Boeing contract, Ryanair has agreed to purchase up to 210 new Boeing 737-MAX-200 aircraft (135 firm orders and 75 aircraft subject to option) over a five year period from fiscal year 2020 to 2024, with delivery expected to begin in fiscal 2020 (subject to delays related to safety reviews by global regulators of the Boeing 737-MAX aircraft). The new aircraft will be used on new and existing routes to grow the Company’s business.

The Boeing 737-800 is a short-to-medium range aircraft and seats 189 passengers. The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-800 series aircraft under the 2013 Boeing Contract was approximately US$78.5m and this basic price was increased for certain “buyer-furnished” equipment, amounting to approximately US$2.9m per new aircraft, which the Company asked Boeing to purchase and install on each of the new aircraft. In addition, an “Escalation Factor” was applied to the basic price to reflect increases in the Employment Cost Index and Producer Price Index between the time the basic price was set in the 2013 Boeing Contract and the period 18 to 24 months prior to the delivery of any such new aircraft.

Boeing granted the Company certain price concessions as part of the 2013 Boeing Contract. These took the form of credit memoranda to the Company for the amount of such concessions, which were applied toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the new aircraft. Boeing and CFMI (the manufacturer of the engines fitted on the 2013 Boeing Contract aircraft) also agreed to provide Ryanair with certain allowances for promotional and other activities, as well as providing certain other goods and services to Ryanair on concessionary terms. Those credit memoranda and promotional allowances effectively reduced the price of each new aircraft payable by the Company. As a result, the “effective price” (the purchase price of the aircraft net of discounts received from Boeing) of each aircraft under the 2013 Boeing Contract was significantly below the basic price mentioned above. The effective price applied to all Boeing 737-800 aircraft delivered under the 2013 Boeing Contract.

The Boeing 737-MAX-200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight more than Ryanair’s existing 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-MAX-200 series aircraft under the 2014 Boeing Contract is approximately US$102m and the basic price will be increased for certain "buyer-furnished" equipment, amounting to approximately US$1.6m per new aircraft, which the Company has asked Boeing to purchase and install on each of the new aircraft. In addition, an “Escalation Factor” will be applied to the basic price to reflect increases in the Employment Cost Index and Producer Price Index between the time the basic price was set in the 2014 Boeing Contract and the planned month of delivery of any such new aircraft.

In a similar manner to the 2013 Boeing Contract, Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract.  As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft due for delivery from fiscal year 2020.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which the Company currently leases 26  of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-MAX-200 being the most recent in current production.

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

The Boeing 737-MAX-200 aircraft could impact the Company insofar as the residual value of its Boeing 737- 800 aircraft could be reduced when it enters production, currently expected to be in fiscal year 2020. For additional information, please see “Item 3 – A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support”.

At March 31, 2019, the average aircraft age of the Company’s Boeing 737-800 fleet was approximately 7 years.

Airbus Aircraft

As of March 31, 2019 the Company had a fleet of 16 leased Airbus A320 aircraft. The Company expects to operate approximately 35 leased A320 aircraft by summer 2020. These aircraft are operated by Laudamotion and have 180 seats. They are powered by a mix of CFM 56-7B and Pratt & Whitney V2500 engines. The average lease term on the agreements is 5 years and the average aircraft age at March 31, 2019 was approximately 12 years.

Summary

The Company expects to have an operating fleet comprising approximately 585 narrow body aircraft at March 31, 2024, depending on the level of lease handbacks and aircraft disposals. The operating fleet will comprise of a mix of Boeing 737-800, Boeing 737-MAX-200 and Airbus A320 aircraft. The Boeing 737-MAX-200 aircraft are expected to be delivered in fiscal year 2020 and will have 197 seats.

Training and Regulatory Compliance

Ryanair currently owns and operates 11 Boeing 737-800NG and 1 Boeing 737-MAX full flight simulators for pilot training. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). Ryanair has ordered 4 new Boeing 737-MAX full flight simulators from CAE which will deliver in fiscal year 2020 and 2021. In addition, Ryanair has also purchased 7 new state of the art fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. Ryanair has 3 additional fixed base simulators on order from MPS.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or EU directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-MAX-200. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry— Safety-Related Undertakings Could Affect the Company’s Results.”

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2019 Compared with Fiscal Year 2018—Ancillary Revenues” for additional information.

Ryanair primarily markets accommodation services, holidays, car hire and travel insurance through its website and mobile app. For hotel and accommodation services, Ryanair launched Ryanair Rooms in October 2016 to market hotels, hostels, B&Bs, homestays and villas during and after the booking process. Ryanair receives a commission on these sales and is currently re-investing the commission into the development of this business by providing travel credits (redeemable against future flights) to the “My Ryanair” account of customers who book a room via Ryanair Rooms. Ryanair offers car hire services via a contract with CarTrawler.

Ryanair markets car parking, attractions and activities on its website & mobile app. Ryanair also sells gift vouchers, which are redeemable online.

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

Ryanair’s quality assurance department deals with oversight of all maintenance activities in accordance with EASA Part 145. EASA, which established Part 145, came into being on September 28, 2003; through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities” below. Ryanair is licenced to operate approved maintenance training courses under a Part 147 approval from the U.K. CAA in its training school at London Stansted Airport and Glasgow Prestwick. It is also licenced to operate approved maintenance training courses under a Part 147 approval by the Irish Aviation Authority (“IAA”) in Dublin and by the Italian Civil Aviation Authority (“ENAC”) in Bergamo.

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick), Kaunas, Madrid, Wroclaw, Seville and Bergamo facilities. Ryanair performs the majority of Boeing 737-800 heavy airframe maintenance inhouse with a seasonal use of third party maintenance repair and overhaul (the “MRO”) facilities. Ryanair operates a three-bay hangar facility at its base at Glasgow (Prestwick) in Scotland. In addition, Ryanair has hangar facilities in Kaunas, Lithuania and Wroclaw, Poland which are used for C-check maintenance activities.

Ryanair has a five-bay hangar and stores facility at its London (Stansted) airport base to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates four flight simulator devices, together with a cabin crew trainer and associated training rooms. The Stansted facility was extended to accommodate an additional four full flight simulators which was completed in September 2018. Ryanair installed its first Boeing 737-MAX-200 full flight simulator in Stansted in March 2019. Ryanair has completed the building of a separate training facility adjacent to the hangar to accommodate a full size Boeing 737NG training aircraft to allow for cabin crew and engineering training. Ryanair carries out A-checks and line maintenance in its single-bay aircraft hangar facility in Bremen. Ryanair has a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport and has taken acceptance of a two-bay hangar and stores facility. This facility allows Ryanair to carry out additional line maintenance including A-checks. Ryanair has a single bay hangar, has leased a second hangar and is constructing a third hangar in Bergamo, Italy which are used for line maintenance activities and A-checks. Ryanair has also built a technological centre of excellence in Bergamo to accommodate two full motion simulators, two fixed base simulators and a full size Boeing 737NG training aircraft to allow for pilot, engineering and cabin crew training.

Maintenance and repair services that may become necessary while an aircraft is located at some of the other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

As noted above, Ryanair currently has sufficient capacity itself to be able to carry out all of the routine maintenance work required on its Boeing 737-800 and Airbus A320 fleet.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to CFM under a ten year agreement from December 2017, with an option for extension, which is pursuant to the previous General Electric Engine Services agreement. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. CFM mainly uses its EASA Part 145-approved repair facility in Cardiff, Wales for this work, but also uses its EASA Part 145-approved facility in Celma, Brazil. By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a EASA Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.  Ryanair has been training engineering staff over the past year with Boeing and CFM in advance of the introduction of the Boeing 737-MAX-200 aircraft in fiscal year 2020.

Ryanair expects to be dependent on external service contractors for A320 and B737 heavy maintenance, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facilities at Dublin, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Kaunas, Wroclaw, Madrid, Bremen, Seville and Bergamo. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 34-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has a Safety and Security Committee to review and discuss air safety and related issues. Mike O’Brien, a Non-Executive Director, is the joint chairman of this committee, (along with the Ryanair DAC Accountable Manager, Neil Sorahan), and reports to the Board of Directors. Ryanair’s Chief Risk Officer, Carol Sharkey, chairs quarterly meetings of the Group airlines Accountable Managers. This forum facilitates the sharing of best Safety and Security practice across the Group.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (“TEM”) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved by the IAA, which regularly audits operations control standards and flight crew training standards for compliance with EU legislation. All Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

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

Ryanair has installed an automatic data capturing system on each of its Boeing 737 and A320 aircraft. This system captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring (“OFDM”)

which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management can identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Blue Handling (part of the Omniserve Group) provides Ryanair’s ticketing, passenger and aircraft handling, and ground handling services at Ryanair’s largest base, Stansted, while similar services in continental Europe are generally provided by the local airport authorities, either directly through sub-contractors, or partners in self-handling at airports in Spain (including the Canary Islands), Portugal and Poland. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain contracts may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

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

FUEL

The cost of jet fuel accounted for approximately 36% and 35% of Ryanair’s total operating expenses in the fiscal years ended March 31, 2019 and 2018, respectively. In each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 1.0% and 1.0% of total fuel costs in the fiscal years ended March 31, 2019 and 2018 respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for significant protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2019 Compared with Fiscal Year 2018—Fuel and Oil.”

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, Directors’ and officers’ liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described in “Item 3. Risk Factors – Risks Related to the Airline Industry – Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.

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

Ryanair has established Aviation Insurance (IOM) Limited (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $15.0m. In addition to aviation insurance, AIL underwrites most of the single and multi-trip travel insurance policies sold on Ryanair.com.

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

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Dublin Airport	1,370	1,649	Leasehold	Administrative Offices
Airside Business Park, Dublin	12,286	9,443	Freehold	Office & Simulator Training Center
Vienna Airport (Hangar)	10,467	5,597	Leasehold	Aircraft Maintenance
Vienna Airport (Hangar)	225	225	Leasehold	Aircraft Maintenance
Vienna Airport (Hangar)	635	635	Leasehold	Aircraft Maintenance and Administration
Vienna Airport	1,239	1,239	Leasehold	Aircraft Maintenance
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Enterprise House, Stansted	516	516	Leasehold	Administrative Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center
Stansted Airport (Hangar)	12,161	10,301	Leasehold	Aircraft Maintenance and Simulator Training Center
Stansted Airport	375	375	Leasehold	Training Center
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	3,890	2,801	Freehold	Simulator Training Center
East Midlands Airport	2,045	634	Leasehold	Training Center
Prestwick Airport (Hangar)	10,052	10,052	Leasehold	Aircraft Maintenance
Bremen Airport	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport (Hangar)	4,125	2,200	Leasehold	Aircraft Maintenance
Bergamo Airport Technological Centre of Excellence	5,000	2,500	Freehold	Cabin Crew, Engineering & Simulator Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Poland
Warsaw, Poland	512	512	Leasehold	Administrative Offices
Skavsta Airport (Hangar)	1,936	1,936	Leasehold	Aircraft Maintenance
Kaunas Airport (Hangar)	4,500	4,500	Leasehold	Aircraft Maintenance
Madrid Airport (Hangar)	1,850	1,850	Leasehold	Aircraft Maintenance
Madrid, Spain	1,914	1,914	Leasehold	Travel Labs Madrid
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease check-in counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by third party service providers.

TRADEMARKS

Ryanair’s name and logo are registered as European Union Trade Marks (“EUTMs”). Ryanair has also registered the slogans “Ryanair.com The Low Fares Website” and “Low Fares. Made Simple” and the domain name “Ryanairhotels.com” as EUTMs. An EUTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name in respect of similar services and the right to sue for trademark infringement should another party use an identical or similar mark in relation to identical or similar services.

Ryanair may be required to apply to the U.K. Intellectual Property Office to register its trademarks in the U.K. post-Brexit.

Ryanair’s trademarks include:

•	European Union (Word) Trade Mark registration number 004168721 comprised of the word “Ryanair” in classes 16, 28, 35, 36, 37, 38, 39 and 42 (Nice Classification) (registered);

•	European Union (Figurative) Trade Mark registration number 00338301 comprising the following graphic representation:

in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 22.1.16 (Vienna classification) (registered);

•	European Union (Word) Trade Mark registration number 004187721 comprised of the word “Ryanairhotels.com” in classes 16, 39 and 43 (Nice Classification) (registered); and

•	European Union (Word) Trade Mark registration number 013185988 comprised of the word “LOW FARES. MADE SIMPLE” in classes 16, 28, 35, 36, 37, 38, and 42 (Nice Classification) (registered).

THE ENVIRONMENT

In March 2018, Ryanair launched a new Environmental Policy, which commits to what management believes are ambitious future environmental targets building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow Ryanair to continue to lower CO2 emissions and noise pollution.

Ryanair’s Environmental Policy illustrates Ryanair’s commitment to managing its impact on the environment by:

•	Leading the way as Europe’s greenest, cleanest airline;
•	Committing to ambitious environmental targets;
•	Investing billions of euro in new, fuel efficient aircraft;
•	Committing to eliminate non-recyclable plastics within a 5 year timeframe; and
•	Allowing customers to voluntarily offset the carbon cost of their flights.

Ryanair manages its impact on the environment and lowers CO2 emissions by operating the youngest fleet in Europe, achieving high load factors and efficient fuel burn. These enable Ryanair to minimise fuel and energy consumption and reduce noise pollution.

Government Regulation

Regulatory Authorities

EU air carriers such as the Company and the Airline Entities are generally able to provide passenger services on domestic routes within any EU member state outside their home country of operations without restriction, subject to applicable EU regulations implemented by the European Commission and EASA, as well as oversight by the European Organization for the Safety of Air Navigation (“Eurocontrol”).  The Airline Entities are also subject to national regulation in their home countries, which is implemented primarily by (i) in Ireland, the Irish Commission for Aviation Regulation (“CAR”), the IAA and the Irish Department of Transport, Tourism and Sport (“DTTAS”) in the case of Ryanair DAC, (ii) in Poland, the Polish Civil Aviation Authority (“Polish CAA”) in the case of Ryanair Sun, (iii) in Austria, Österreichische

Gesellschaft für Zivilluftfahrt (“Austro Control”) and the Austrian Federal Ministry for Transport, Innovation and Technology (“Austrian BMVIT”) in the case of Laudamotion, (iv) in the United Kingdom, the U.K. CAA and the U.K. Department for Transport (“U.K. DfT”) in the case of Ryanair U.K., and (v) in Malta, Transport Malta and the Maltese Civil Aviation Directorate (“Maltese CAD”) in the case of Malta Air.

Management believes that the present regulatory environment in the EU is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training, and equipment by the national and EU regulatory authorities.

Ireland

Commission for Aviation Regulation. The CAR is responsible for issuing operating licences to Irish air carriers under the provisions of EU Regulation 1008/2008. The criteria for granting an operating licence include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance, and the fitness of its management. In addition, Irish and EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating licence. See “Item 10. Additional Information––Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Risk Factors––Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

Ryanair’s current operating licence (No 05/16) was issued by the CAR on September 20, 2016 and is subject to periodic review.

Irish Aviation Authority. The IAA is primarily responsible for regulating the safety, security and technical aspects of aviation in Ireland. The IAA has broad regulatory and enforcement powers, including the authority to require reports and investigate and institute enforcement proceedings.

To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair’s ability to continue to hold its AOC being subject to ongoing compliance with current and future applicable statutes, rules and regulations pertaining to the airline industry. Ryanair DAC’s current AOC (No IE 07/94) was issued by the IAA on October 3, 2016.

Each aircraft operated by Ryanair DAC is required to have a Certificate of Airworthiness issued by the IAA. The validity of each Certificate of Airworthiness, and the Company’s Flight Operations Department, flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are each subject to periodic review and inspections by the IAA.

Department of Transport, Tourism and Sport. The DTTAS is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport.

Poland

Polish Civil Aviation Authority.  The Polish CAA is a government body and the civil aviation supervisory authority in Poland. Apart from certification and licencing of airlines, the Polish CAA performs operational and regulatory functions in all matters relating to qualifications of personnel, safety, security, as well as maintaining registers of aircraft, personnel and training entities, amongst others.

The Company’s subsidiary, Ryanair Sun, obtained an AOC (No PL-066) and operating licence (No ULC-LER-1/4000-0156/06/17) from the Polish CAA in April 2018.

Austria

Österreichische Gesellschaft für Zivilluftfahrt.  Austro Control is - among others - responsible for the management of the Austrian aircraft register, ensuring compliance with national and European civil aviation standards, ensuring compliance with air traffic regulations, supervising maintenance and aviation operations and issuing pilot licenses. Laudamotion’s flight operations, aircraft, maintenance facilities and flight crew are subject to ongoing review and inspections by Austro Control.

Austrian Federal Ministry for Transport, Innovation and Technology. The Austrian BMVIT is the supreme authority for civil aviation in Austria and is, among others, responsible for issuing airline licences and overseeing compliance with the requirements of EU Regulation 1008/2008.

The Company’s subsidiary, Laudamotion, holds an AOC (No A-089) issued by the Austro Control on February 03, 2016 and an operating licence (GZ. BMVIT-51.335/0003-IV/L2/2019) issued by the Austrian BMVIT on May 5, 2019.

U.K.

U.K. Civil Aviation Authority. The U.K. CAA is primarily responsible for: ensuring safety standards, consumer protection, efficient use of airspace and security risks. To operate in the EU, a U.K. air carrier is required to hold an AOC granted by the CAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The CAA has an authority to amend or revoke the AOC, with Ryanair U.K.’s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Ryanair U.K.’s flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the CAA.

The Company’s subsidiary, Ryanair U.K., obtained an AOC (No GB 2451) and an operating license (No GB 2451) from the U.K. CAA on December 20, 2018.

U.K. Department for Transport. The U.K. DfT is responsible for implementation of certain EU and U.K. legislation and international standards relating to air transport.

Malta

Maltese Civil Aviation Directorate.  The Maltese CAD is Malta's aviation regulator, assisting the Maltese Director General for Civil Aviation in fostering the development of civil aviation in Malta within a safety oversight system. The Maltese CAD is responsible for: the safety of aircraft, aircraft and aerodrome operators, air navigation service providers, licensing of aeronautical personnel and the conclusion of international air services agreements. To operate in the EU, a Maltese air carrier is required to hold an AOC granted by the Maltese CAD attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The Maltese CAD has an authority to amend or revoke the AOC, with Malta Air’s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Malta Air’s flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the Maltese CAD.

The Company’s subsidiary, Malta Air, obtained an AOC (No MT-57) and operating license (No (CAD/MT-57) from the Maltese CAD on June 12, 2019.

Transport Malta.  Transport Malta is a government body overseeing transport in Malta, including the work of the Maltese CAD. It is responsible for implementation of certain EU and Maltese legislation and international standards relating to air transport.

European Union

The European Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level.

The European Organization for the Safety of Air Navigation. Eurocontrol is an autonomous international organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe.

Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented in Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft. The legislation also authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained, and may result in the possible sale of the aircraft.

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

The European Union has also adopted legislation on airport charges (EU Directive 2009/12), which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all European airports with over five million passengers per year. Management believes that this will likely increase the administrative burdens on smaller airports and may lead to higher airport charges, while the scope that exists within this Directive to address abuses of their dominant positions by Europe’s larger airports is very limited. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings.”

The European Union has passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates.

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

The Company’s aircraft operated by Ryanair Sun are registered in Poland, the aircraft operated by Ryanair U.K. are registered in the U.K., the aircraft operated by Laudamotion are registered in Austria and the aircraft operated by Malta Air are registered in Malta. In each of these countries similar regulations apply to the registration of aircraft as those described above in relation to aircraft operated by Ryanair DAC, which are registered in Ireland.

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

Data Protection

Ryanair’s processing of personal data is subject to increasingly complex data protection laws including the EU’s GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR became directly applicable across the member states of the European Economic Area on May 25, 2018 replacing the former data protection regime under Directive 95/46/EC. The GDPR imposes strict obligations on persons who process personal data, including requirements to implement appropriate security measures to ensure transfers of personal data are made securely and only where the transferor can guarantee that such personal data will be treated in accordance with the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data. It introduces new data subject rights, such as the “right to be forgotten” (to be erased from the databases of organisations holding their personal data, including erased from third party providers databases, provided there are no legitimate grounds for retaining the personal data) and the right to “data portability” (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20m or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non-material damage) suffered in the event that the processing of their personal data is in breach of the GDPR’s requirements. See “Item 3. Key Information – Risk Factors – Ryanair is subject to increasingly complex data protection laws and regulations”

Environmental Regulation

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

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Acts 2000 to 2016 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair’s engineering facilities at Dublin Airport, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skavsta), Bergamo, Wroclaw, Kaunas, Sevilla, Madrid and Vienna. However, at all times Ryanair’s storage and handling of these substances complies with the relevant regulatory requirements. At all Ryanair’s Glasgow (Prestwick) and London (Stansted) maintenance facilities, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. At all other non-U.K. facilities Ryanair adheres to all local and EU regulations.

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a fleet of mainly Boeing 737-800 “next generation” aircraft with an average age of 7 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to a younger Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-MAX-200 aircraft (including 100 firm orders and 100 aircraft subject to option). The Boeing 737-MAX-200 aircraft are expected to deliver between fiscal year 2020 and fiscal year 2024. The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft. This brings the total number of 737-MAX-200 aircraft on order to 210, with a list value of approximately $21.5bn (assuming all options are exercised). In April 2018, the Company announced that it has converted 25 Boeing 737-Max-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-Max-200s with a further 75 options remaining. These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

Ryanair has also installed winglets on all of its existing Boeing 737 aircraft and all future Boeing 737s will also be fitted with winglets. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4% and also reduce noise emissions.

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

•

operates with a high-seat density of 189 seats (which will increase to 197 when the Boeing 737-MAX-200 starts being delivered in fiscal year 2020) and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown. The Laudamotion A320 fleet has a high density of 180 seats;

•	has reduced per-passenger emissions through higher load factors (96% in fiscal year 2019);

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

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2018, Ryanair emitted 11,710,635 tCO2 (Calendar 2017: 10,765,881), which equates to 0.085 tCO2 (Calendar 2017: 0.084) per passenger.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair paid over €540m in various environmental taxes in fiscal year 2019 and this amount will grow to circa €630m in fiscal year 2020. Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

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

Other

Health and occupational safety issues relating to Ryanair DAC are largely addressed in Ireland by the Safety, Health and Welfare at Work Act, 2005 (as amended) and other regulations under that act. Although licences or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the “Authority”), which is the regulating body in this area. The Authority periodically reviews Ryanair DAC’s health and safety record and when appropriate, issues improvement notices or prohibition notices. Ryanair DAC has responded to all such notices to the satisfaction of the Authority. Other safety issues are covered by the Irish Aviation Orders, which may vary from time to time.

The Austrian Employment Protection Act (Arbeitnehmerschutzgesetz), published in BGBl. 450/1994, with amendments and other regulations under that Act, applies to Laudamotion. Compliance is monitored by the Austrian Department of Labour, Social Affairs, Health and Consumer Protection.

For Malta Air, health and occupational safety issues are addressed in the Maltese Occupational Health and Safety Authority Act XXVII of 2000. Compliance is monitored by the Occupational Health and Safety Authority (“OHSA”), which enforces the law in workplaces. OHSA advises the Minister responsible for occupational health and safety regarding the making of regulations to promote, maintain and protect a high level of occupational health and safety, as well as takes enforcement action. OHSA can also carry out investigations on any matter concerning occupational health and safety.

Health and occupational safety issues relating to Ryanair U.K. are addressed by the Health and Safety at Work Act. Compliance is monitored by the Health and Safety Executive (“HSE”), which enforces the law in workplaces.

The Polish Labour Code (Journal of Laws of 2019, item 1040, with amendments) covers health and occupational safety issues. Under Article 18 of the Labour Code, compliance with provisions on health and occupational safety is monitored by the National Labour Inspectorate (“Państwowa Inspekcja Pracy”) and the National Sanitary Inspectorate (“Państwowa Inspekcja Sanitarna”).The Company’s operations are subject to the general laws of Ireland, Austria, Malta, Poland, and the United Kingdom, and, insofar as they are applicable, the laws of the EU. The Company may also become subject to additional regulatory requirements in the future. The Company is also subject to local laws and regulations at locations where it operates and the regulations of various local authorities that operate the airports it serves.

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

From 1997 through June 30, 2019, Ryanair launched service on more than 2,100 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, Ryanair established 86 airports as bases of operations. During fiscal years 2019 and 2020 the Company established a low cost airline Group adding startup airlines in Poland (Ryanair Sun) and the U.K. (Ryanair U.K.) along with the acquisition of Laudamotion (Austria) and Malta Air (Malta) to Ryanair DAC in Ireland. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 4.9m in fiscal year 1999 to approximately 142.1m in fiscal year 2019. As of June 30, 2019, Ryanair had a principal fleet of 455 Boeing 737-800 aircraft and 20 Airbus A320 aircraft and now serves over 200 airports.

Ryanair expects to have approximately 585 narrow body aircraft in its operating fleet by March 31, 2024. This is subject to lease handbacks and disposals over the period to March 31, 2024 meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 0.9m passengers in the calendar year 1992 to approximately 142.1m passengers in fiscal year 2019.

Ryanair’s revenue passenger miles (“RPMs”) increased approximately 9% from 101,022m in fiscal year 2018 to 109,976m in fiscal year 2019 due to an increase of approximately 9% in scheduled available seat miles (“ASMs”) from 105,735m in fiscal year 2018 to 115,524m in fiscal year 2019. Scheduled passenger revenues increased from €5,134.0m in fiscal year 2018 to €5,261.1m in fiscal year 2019. Average booked passenger fare decreased from €39.40 in fiscal year 2018 to €37.03 in fiscal year 2019.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 73% in fiscal year 2018 and 83% in fiscal year 2019. Cost per passenger was €42.08 in fiscal year 2018 and €47.02 in fiscal year 2019, with the higher fuel cost per passenger of €17.08 in fiscal year 2019 as compared to €14.60 in fiscal year 2018 being the most significant factor behind this increase. Ryanair recorded operating profits of €1,667.3m in fiscal year 2018 and €1,016.8m in fiscal year 2019. The Company recorded a profit after taxation of €1,450.2m in fiscal year 2018 and €885.0m in fiscal year 2019. Ryanair took delivery of 29 Boeing 737-800 aircraft in fiscal year 2019. The Company is planning on the basis of taking delivery of approximately 30 Boeing 737-MAX-200 aircraft in advance of summer 2020 and expects that these deliveries, net of lease handbacks and aircraft sales, will allow for an approximately 3% increase in fiscal year 2020 traffic. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Seasonally Grounded Aircraft.”

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, the impact of the banking crisis and potential break-up of the Eurozone; Brexit; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, and the impact of the financial and Eurozone crisis. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 and Boeing 737-MAX-200 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. See “Item 3. Key Information—Risk Factors—Risks related to the Airline Industry— The Company is Substantially Dependent on Discretionary Air Travel.”

RECENT OPERATING RESULTS

The Company’s profit after tax for the quarter ended June 30, 2019 (the first quarter of the Company’s fiscal year 2019) was €242.9m as compared to €309.2m for the corresponding period of the previous year. The Company recorded a decrease in operating profit, from  €370.5m in the first quarter of fiscal year 2019 to €275.2m in the recently completed quarter. Total operating revenues increased from €2,078.9m in the first quarter of fiscal year 2019 to €2,312.4m in the first quarter of fiscal year 2020. Operating expenses increased from €m in the first quarter of fiscal year 2019 to €2,037.2m in the first quarter of fiscal year 2020, due primarily to increases in the cost of fuel and the increased costs associated with the growth of the airline group.  The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4,115.8mat June 30, 2019 as compared with €3,635.1m at June 30, 2018.

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

Long-lived Assets

As of March 31, 2019, Ryanair had €bn of long-lived assets, of which €8.9bn were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

The Company’s estimate of the recoverable amount of aircraft residual values is % of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during prior periods. Aircraft are depreciated over a useful life of 23 years from the date of manufacture to residual value.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year Ended March 31,
	2019	2018	2017
Total revenues	100%	100%	100%
Scheduled revenues	68	72	73
Ancillary revenues	32	28	27
Total operating expenses	87	77	77
Fuel and oil	32	27	29
Airport and handling charges	14	13	13
Staff costs	13	10	10
Route charges	10	10	10
Depreciation	8	8	7
Marketing, distribution and other	7	6	5
Maintenance, materials and repairs	2	2	2
Aircraft rentals	1	1	1
Operating profit	13	23	23
Net interest expense	(1)	(1)	(1)
Other income	—	—	—
Profit before taxation	12	22	22
Taxation	(1)	(2)	(2)
Profit after taxation	11	20	20

FISCAL YEAR 2019 COMPARED WITH FISCAL YEAR 2018

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €885.0m in fiscal year 2019, as compared with a profit of €1,450.2m in fiscal year 2018. This 39% decrease was primarily attributable to higher fuel prices, pilot pay increases, higher EU261 compensation costs due to the high level of ATC strikes/disruptions and year 1 start up losses in Laudamotion which became a subsidiary in August 2018.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 2%, from €5,134.0m in fiscal 2018 to €m in fiscal year 2019, primarily reflecting the 9% increase in the number of booked passengers from 130.3m to 142.1m, offset by the 6% decrease in average fare from €39.40 to €37.03. Booked passenger load factors increased to % in fiscal year 2019 compared with 95% in fiscal year 2018.

Passenger capacity during fiscal year 2019 increased by % due to an increase in the average number of aircraft in the fleet. Scheduled passenger revenues accounted for 68% of Ryanair's total revenues in fiscal year 2019 and 72% in fiscal year 2018.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by %, from €2,017.0m in fiscal year 2018 to €2,436.3m in fiscal year 2019, while ancillary revenues per booked passenger increased by 11% to €17.15 from €15.48. The overall increase in ancillary revenues was stimulated by an increase in the sales of reserved seating and priority boarding offset by the timing of revenue recognition on certain fees (approximately €38m) following the transition to IFRS 15.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses increased from 77% in the fiscal year 2018 to 87% in fiscal year 2019. Total revenues increased by 8%, slower than the 22% increase in operating expenses. In absolute terms, total operating expenses increased by 22%, from €5,483.7m in fiscal year 2018 to

€6,680.6m in fiscal year 2019, principally as a result of increased costs associated with the growth of the airline group. Route charges, depreciation, maintenance, materials and repairs and aircraft rentals all remained flat as a percentage of total revenues. while fuel and oil expenses, airport and handling charges, staff costs (reflecting pilot pay increases and higher engineering headcount) and marketing, distribution and other (which includes EU261 compensation costs) increased. Total operating cost per passenger increased by 12%, with the increase reflecting, principally, a 17% increase in per passenger fuel costs, with an increase in non-fuel costs of 9%.

The Company's decision to ground aircraft during the winter months did not have a material impact on the results of the Company for fiscal year 2019 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft would have been lower than the operating costs associated with operating these aircraft, including fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant crews can be furloughed under the terms of their contracts without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per-passenger basis) for fiscal years 2019 and 2018 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year	Fiscal Year
	Ended	Ended
	March 31,	March 31,
	2019	2018	% Change
	€	€
Fuel and oil	17.08	14.60	17%
Airport and handling charges	7.47	7.19	4%
Staff costs	6.93	5.67	22%
Route charges	5.24	5.39	(3)%
Depreciation	4.51	4.31	5%
Marketing, distribution and other	3.86	3.15	22%
Maintenance, materials and repairs	1.34	1.14	18%
Aircraft rentals	0.59	0.63	(7)%
Total operating expenses	47.02	42.08	12%

Fuel and oil. Ryanair's fuel and oil costs per passenger increased by 17%, while in absolute terms, these costs increased by 28% from €1,902.8m in fiscal year 2018 to €2,427.3m in fiscal year 2019, in each case after giving effect to the Company's fuel hedging activities. The 28% increase reflected higher hedged fuel prices and a 9% increase in block hours. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased by 8% from €1.65 per U.S. gallon in fiscal year 2018 to €1.79 per U.S. gallon in fiscal year 2019, in each case after giving effect to the Company's fuel hedging activities.

Airport and handling charges. Ryanair's airport and handling charges per passenger increased by 4% in fiscal year 2019 compared to fiscal year 2018. In absolute terms, airport and handling charges increased by 13%, from €938.6m in fiscal year 2018 to €1,061.5m in fiscal year 2019, broadly reflecting the 9% increase in passenger numbers.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 22% on a per-passenger basis, while in absolute terms, these costs increased by 33%, from €738.5m in fiscal year 2018 to

€984.0 million in fiscal year 2019. The increase in absolute terms was primarily attributable the 9% increase in block hours, pilot pay increases, additional engineering headcount and the impact of a 3% pay increase for non-flight-staff awarded in April 2018.

Route charges. Ryanair's route charges per passenger decreased by 3%. In absolute terms, route charges increased by 6%, from €701.8m in fiscal year 2018 to €745.2m in fiscal year 2019, primarily as a result of the 9% increase in sectors offset by a decrease in unit rates.

Depreciation. Ryanair's depreciation per passenger increased by 5%, while in absolute terms these costs increased by 14% from €561.0m in fiscal year 2018 to €640.5m in fiscal year 2019. The increase was primarily attributable to 29 additional owned aircraft in the fleet compared to fiscal year 2018.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 22% on a per-passenger basis in fiscal year 2019, while in absolute terms, these costs increased by 33%, from €410.4m in fiscal year 2018 to €547.3m in fiscal year 2019, with the overall increase reflecting higher EU261 costs arising mainly from ATC strikes/disruptions and related cancellations during the year.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, increased by 18% on a per-passenger basis, while in absolute terms these expenses increased by 29% from €148.3m in fiscal year 2018 to €190.9m in fiscal year 2019. The increase in absolute terms during the fiscal year was due to the higher number of shop visits for older aircraft and the timing of lease handbacks.

Aircraft rentals. Aircraft rental expenses amounted to €83.9m in fiscal year 2019, a 2% increase from the €82.3m reported in fiscal year 2018, reflecting the increase in leases due to the addition of the Laudamotion A320 fleet offset by the handback of 6 B737 leases.

Operating profit. As a result of the factors outlined above, operating profit decreased by 44% on a per-passenger basis in fiscal year 2019, while, in absolute terms, it decreased by 39% from €1,667.3m in fiscal year 2018 to

€1,016.8m in fiscal year 2019.

Finance expense. Ryanair's interest and similar charges decreased by €1.0m, from €60.1m in fiscal year 2018 to €59.1m in fiscal year 2019 primarily due to lower gross debt.

Finance income. Ryanair’s interest income increased by €1.7m from €2.0m in fiscal year 2018 to €3.7m in fiscal year 2019, primarily due to higher interest rates on deposits.

Foreign exchange gains/losses. Ryanair recorded foreign exchange losses of €3.5m in fiscal year 2019, and gains of €2.1m in fiscal year 2018, primarily due to the impact of change in euro exchange rates against the U.S. dollar.

Taxation. The effective tax rate for fiscal year 2019 was 6.7%, as compared to an effective tax rate of 10.0% in fiscal year 2018, reflecting the recognition of a deferred tax asset in Laudamotion.

FISCAL YEAR 2018 COMPARED WITH FISCAL YEAR 2017

Profit after taxation. Ryanair recorded a profit on ordinary activities after taxation of €1,450.2m in fiscal year 2018, as compared with a profit of €1,315.9m in fiscal year 2017. This 10% increase was primarily attributable to an 8% increase in revenues (due to a 9% increase in traffic) and an 8% fuel saving per passenger

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 5%, from €4,868.2m in fiscal year 2017 to €5,134.0m in fiscal year 2018, primarily reflecting the 9% increase in the number of booked passengers from 120.0m to 130.3m, partially offset by the 3% decrease in average fare from €40.58 to €39.40. Booked passenger load factors increased to 95% in fiscal year 2018 compared with 94% in fiscal year 2017.

Passenger capacity during fiscal year 2018 increased by 7% due to the increase in the average number of aircraft in the fleet. Scheduled passenger revenues accounted for 72% of Ryanair's total revenues for fiscal year 2018, compared with 73% of total revenues in fiscal year 2017.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 13%, from €1,779.6m in fiscal year 2017 to €2,017.0m in fiscal year 2018, while ancillary revenues per booked passenger increased by 4% to €15.48 from €14.83. The overall increase in ancillary revenues reflects the higher uptake of reserved seating, priority boarding and car hire offset by lower travel insurance and hotels.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses remained flat at 77% in fiscal year 2018. Total revenues increased by 8%, faster than the 7% increase in operating expenses. In absolute terms, total operating expenses increased by 7%, from €5,113.8m in fiscal year 2017 to €5,483.7m in fiscal year 2018, principally as a result of increased costs associated with the airline.  Airport and handling charges, staff costs, route charges, maintenance, materials and repairs and aircraft rentals all remained flat as a percentage of total revenues, while fuel and oil expenses decreased and depreciation and marketing, distribution and other increased.  Total operating cost per passenger decreased by 1%, with the decrease reflecting, principally, an 8% reduction in per passenger fuel costs offset by an increase in non-fuel costs of 3%.

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

	Fiscal Year	Fiscal Year
	Ended	Ended
	March 31,	March 31,
	2018	2017	% Change
	€	€
Fuel and oil	14.60	15.95	(8)%
Airport and handling charges	7.19	7.20	—
Route charges	5.67	5.27	7%
Staff costs	5.39	5.47	(1)%
Depreciation	4.31	4.15	4%
Marketing, distribution and other	3.15	2.68	17%
Maintenance, materials and repairs	1.14	1.18	(3)%
Aircraft rentals	0.63	0.72	(12)%
Total operating expenses	42.08	42.62	(1)%

Fuel and Oil. Ryanair's fuel and oil costs per passenger decreased by 8%, while in absolute terms, these costs decreased by 1% from €1,913.4m in fiscal year 2017 to €1,902.8m in fiscal year 2018, in each case after giving effect to the Company's fuel hedging activities. The 1% decrease reflected lower hedged fuel prices offset by a 10% increase in block hours. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased by 10% from €1.83 per U.S. gallon in fiscal year 2017 to €1.65 per U.S. gallon in fiscal year 2018, in each case after giving effect to the Company's fuel hedging activities.

Airport and handling charges. Ryanair's airport and handling charges per passenger remained flat in fiscal year 2018 compared to fiscal year 2017. In absolute terms, airport and handling charges increased by 9%, from €864.8m in fiscal year 2017 to €938.6m in fiscal year 2018, reflecting the 9% increase in passenger numbers.

Route charges. Ryanair's route charges per passenger decreased by 1%. In absolute terms, route charges increased by 7%, from €655.7m in fiscal year 2017 to €701.8m in fiscal year 2018, primarily as a result of the 7% increase in sectors.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 7% on a per-passenger basis, while in absolute terms, these costs increased by 17%, from €633.0m in fiscal year 2017 to €738.5m in fiscal year 2018. The increase in absolute terms was primarily attributable to the 10% increase in block hours, pilot salary increases, and the impact of a 2% pay increase in April 2017 offset by weaker sterling against the euro.

Depreciation. Ryanair's depreciation per passenger increased by 4%, while in absolute terms these costs increased by 13% from €497.5m in fiscal year 2017 to €561.0m in fiscal year 2018. The increase was primarily attributable to 50 additional owned fleet in the fleet compared to fiscal year 2017. See "-Critical Accounting Policies- Long-lived Assets" above.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 17% on a per-passenger basis in fiscal year 2018, while in absolute terms, these costs increased by 27%, from €322.3m in fiscal year 2017 to €410.4m in fiscal year 2018, with the overall increase reflecting an additional €25m in EU261 costs arising from September/October 2017 flight cancellations.  EU261 costs increased as passengers have a higher propensity to claim than in prior years. Marketing costs were broadly flat compared to fiscal year 2017 and distribution costs increased at a slower rate than onboard sales.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, decreased by 3% on a per-passenger basis, while in absolute terms these expenses increased by 5% from €141.0m in fiscal year 2017 to €148.3m in fiscal year 2018. The increase in absolute terms during the fiscal year was due to the timing of maintenance checks partially offset by fewer leased aircraft in the fleet.

Aircraft rentals. Aircraft rental expenses amounted to €82.3m in fiscal year 2018, a 4% decrease from the €86.1 million reported in fiscal year 2017, reflecting the smaller leased fleet.

Operating profit. As a result of the factors outlined above, operating profit remained flat on a per-passenger basis in fiscal year 2018, while, in absolute terms, it increased by 9% from €1,534.0m in fiscal year 2017 to €1,667.3m in fiscal year 2018.

Finance expense. Ryanair's interest and similar charges decreased by 11%, from €67.2m in fiscal year 2017 to €60.1m in fiscal year 2018, primarily due to lower interest rates and repayments of debt.

Finance income. Ryanair’s interest income decreased by €2.2m from €4.2m in fiscal year 2017 to €2.0m in fiscal year 2018, primarily due to significantly lower deposit interest rates.

Foreign exchange gains/losses. Ryanair recorded foreign exchange gains of €2.1m in fiscal year 2018, and €0.7m losses in fiscal year 2017, primarily due to the impact of change in euro exchange rates against the U.S. dollar and U.K. pound sterling.

Taxation. The effective tax rate for fiscal year 2018 was 10.0%, as compared to an effective tax rate of 10.5% in fiscal year 2017. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax charge of €161.1m in fiscal year 2018, compared with a tax charge of €154.4m in fiscal year 2017.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for the acquisition of aircraft. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and any instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2019 and 2018 of €3,160.0m and €3,645.5m, respectively. The decrease at March 31, 2019 primarily reflects net capital expenditure of €1,546.7m, shareholders returns of €560.5m and debt repayments of €422.8m, offset by a profit after tax of €885.0m.

The Company’s net cash inflows from operating activities in fiscal years 2019 and 2018 amounted to €2,017.5m and €2,233.2m, respectively. The €215.7m decrease in net cash flows from operating activities for fiscal year 2019 compared to fiscal year 2018 was principally due to a lower profit after tax of €565.2m offset by an increase in trade payables.

During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft including advance payments in respect of new Boeing 737 aircraft and related flight equipment, payments on related indebtedness and payments of corporation tax as well as share buy-backs of €560.5m in fiscal year 2019 and

€829.1m in fiscal year 2018. Cash generated from operations and the issuance of a €750m in 1.125% unsecured Eurobonds with a 6.5 year tenor in February 2017 have been the primary source for these cash requirements.

The Company’s net cash inflows from operating activities in fiscal years 2018 and 2017 amounted to €2,233.2m and €1,927.2m, respectively. The €306.0m increase in net cash flows from operating activities for fiscal year 2018 compared to fiscal year 2017 was principally due to higher profit after tax of €134.3m, depreciation and receipts for future flights offset by a decrease in trade payables.

The Company’s net cash used in investing activities in fiscal year 2019 totaled €1,002.4m, primarily reflecting the Company’s capital expenditures, as described in more detail below.

The Company’s net cash used in investing activities in fiscal year 2018 totaled €719.4m, primarily reflecting the Company’s capital expenditures.

Net cash used in financing activities totaled €854.5m in fiscal year 2019, largely reflecting shareholders returns of €531.6m and repayments of long term borrowings of €422.8m.

Net cash used in financing activities totaled €1,222.8m in fiscal year 2018, largely reflecting shareholders returns of €829.1m and repayments of long term borrowings of €458.9m.

Capital Expenditures. The Company’s net cash outflows for capital expenditures in fiscal years 2019 and 2018 were €1,546.7m and €1,470.6m respectively. Ryanair has traditionally funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2019, Ryanair had a fleet of 455 Boeing 737-800 aircraft, 144 of which were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (12 of the aircraft in the fleet as of March 31, 2019) and commercial debt financing (3 of the aircraft in the fleet as of March 31, 2019). Of Ryanair’s total fleet of 455 Boeing 737-800 aircraft at March 31, 2019 there were 26 aircraft which were financed through operating lease arrangements, 183 aircraft were financed from Ryanair’s own resources on an unsecured basis and the remaining 87 aircraft have no outstanding debt remaining. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2020.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company:

	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
Fiscal Year End	2019	2020	2021	2022	2023	2024	Total
Opening Fleet	431	471	499	529	556	577	431
Deliveries under 2013 Boeing Contract	29	—	—	—	—	—	29
Firm deliveries under 2014 Boeing Contract	—	20	52	29	24	10	135
Option Aircraft under 2014 Boeing Contract	—	—	8	28	25	14	75
Planned returns or disposals	(5)	(11)	(30)	(30)	(28)	(16)	(120)
A320 operating leases	16	19	—	—	—	—	35
Closing Fleet	471	499	529	556	577	585	585

Best estimates, subject to FAA & EASA regulation approval of the MAX-200 aircraft

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €3,644.4m at March 31, 2019 and €3,963.0m at March 31, 2018, with the change being primarily attributable to debt repayments. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and finance leases as of March 31, 2019. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2019, 144 of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

At March 31, 2019, there were 16 A320 leased aircraft in the Laudamotion fleet. 6 of these aircraft were operating leases provided by Lufthansa. These 6 aircraft were ready for hand back/were handed back to Lufthansa at June 30, 2019. There were 20 operating leased A320 aircraft in the Laudamotion fleet at June 30, 2019.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 15% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, this is currently managed as part of the Ryanair risk management strategy. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with remaining maturities of up to 5  years in respect of approximately 85% of its outstanding aircraft debt financing at March 31, 2019 and approximately 15% of total debt was floating rate at that date.

Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 and Boeing 737-MAX-200 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB+ (stable) credit rating from Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €850m in 1.875% unsecured Eurobonds with a 7-year tenor in June 2014, issuance of €850m in 1.125% unsecured Eurobonds with an 8-year tenor in March 2015 and issuance of €750m in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 144 aircraft delivered and remaining in the fleet as of March 31, 2019 rests with a number of United States special purpose vehicles (the “SPVs”). The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

At March 31, 2019, Ryanair had 42 operating lease aircraft in the fleet including the 16 Laudamotion Airbus A320 leases. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 42 operating leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments. 32 of these leases are due to mature in the next 2 years. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. 12 of these JOLCO arrangements are still outstanding as of March 31, 2019. These structures are accounted for as finance leases and are initially recorded at fair value on the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for 12 of these aircraft in fiscal year 2019. 3 aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

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

Ryanair currently has corporate ratings of BBB+ (stable) from both S&P and Fitch Ratings and a €5bn EMTN program. Ryanair issued €850m in unsecured Eurobonds with a 7-year tenor at a coupon of 1.875% in June 2014, €850m in unsecured Eurobonds with an 8-year tenor at a coupon of 1.125% in March 2015 and €750m in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019 Ryanair DAC entered into a €750m unsecured term loan facility, with a syndicate of 10 banks. The facility is at a cost of 0.65% per annum and has a 5 year tenor. The facility is for general corporate purposes.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2019. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above, and do not reflect the Eurobond issuances in June 2014, March 2015 and February 2017. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.1217= €1.00 (based on the European Central Bank Rate on March 31, 2019). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor described below. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under “Purchase Obligations” in the table.

With respect to purchase obligations under the terms of the 2013 Boeing Contract and 2014 Boeing Contract, the Company was required to pay Boeing 1.0% of the Basic Price of each of the 318 firm-order Boeing 737 aircraft at the time the contracts were signed (such deposit being fully refundable if the Company had not received the shareholder approval at the EGMs on June 18, 2013 and November 28, 2014), and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated “Escalation Factor” but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery. The Company has suspended the payment of advance payments to Boeing pending confirmation of the return to service date of the Boeing MAX fleet, which was grounded by EASA and the FAA in March 2019, and the delivery of Ryanair’s Boeing 737-MAX-200 firm orders.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2019.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(in millions of euro)
Long-term Debt (a)	3,447.3	290.9	259.2	2,897.2	—
Finance Lease Obligations	197.1	18.5	178.6	—	—
Purchase Obligations (b)	12,336.1	4,294.8	3,289.6	4,751.7	—
Operating Lease Obligations	290.1	103.5	60.7	116.0	9.9
Future Interest Payments (c)	159.9	47.0	44.8	67.9	0.2
Total Contractual Obligations	€16,430.5	€4,754.7	€3,832.9	€7,832.8	€10.1

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 11 and Note 23 to the consolidated financial statements included in Item 18.
(b)	These are noted at a non-discounted “list” price. For additional information on Ryanair’s purchase obligation, see Note 23 to the consolidated financial statements included in Item 18.
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

Guarantees. Ryanair Holdings has provided an aggregate of €3,796.7m (as at March 31, 2019) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing contract under which there was a total of 210 aircraft (135 firm orders and 75 options) outstanding as at March 31, 2019 amounting to approximately $21bn at list prices.

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2019.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of Ryanair Holdings and Ryanair as of July 25, 2019:

Name	Age	Positions
David Bonderman (a)(b)	76	Chairman and Director
Roisin Brennan (c)	54	Director
Michael Cawley (b)	65	Director
Emer Daly (c)	56	Director
Stan McCarthy (a)(e)	61	Director
Kyran McLaughlin (a)	75	Director
Howard Millar (e)	58	Director
Dick Milliken (c)	68	Director
Mike O’Brien (d)	75	Director
Michael O’Leary (a)	58	Director and Group CEO
Julie O’Neill (e)	64	Director
Louise Phelan (b)	52	Director

(a)	Executive Committee.(d) Safety Committee.
(b)	Nomination Committee.(e) Remuneration Committee.
(c)	Audit Committee.

David Bonderman (Chairman) is co-founder and chairman of TPG. TPG is a leading global alternative asset firm which manages more than $105bn in assets and has offices around the world.  Mr. Bonderman has served as a director for Ryanair since August 1996, and as chairman since December 1996. Mr. Bonderman also serves on the boards of the following public companies: Allogene Therapeutics, Inc.; China International Capital Corporation Limited; and TPG Pace Holdings Corp.  In addition, he serves on the boards of The Wilderness Society, the Grand Canyon Trust; the American Himalayan Foundation; and the Rock and Roll Hall of Fame Foundation, Inc.  He is a U.S. citizen.

Roisin Brennan has served as a Director since May 2018. Ms. Brennan is a former Chief Executive of IBI Corporate Finance Ltd where she had extensive experience advising public companies in Ireland. She is currently a Non-Executive Director of Hibernia REIT plc, Musgrave Group plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016. She is an Irish Citizen.

Michael Cawley has served as a Director since September 2014. Mr. Cawley previously worked with Ryanair for 17 years as Ryanair’s Deputy CEO and Chief Operating Officer and contributed significantly to Ryanair’s growth and success until he retired in March 2014. Mr. Cawley’s other Non-Executive Directorships include Paddy Power plc, Kingspan Group plc, Hostelworld Group plc and he is also Chairman of Fáilte Ireland, the Irish tourism authority. He is an Irish citizen.

Emer Daly has served as a Director of Ryanair since December 2017. Ms. Daly is currently Board Chairman at RSA Insurance Ireland DAC and a Non-Executive Director of Chetwood Financial Limited and RGA International Reinsurance Company DAC. Ms. Daly previously served as a Non-Executive Director of Permanent TSB Group plc and as a Director of Payzone Plc. Ms. Daly also held senior roles with PricewaterhouseCoopers and AXA Insurance for over 20 years. She is an Irish citizen.

Stan McCarthy was appointed as a Director of Ryanair in May 2017 and Deputy Chairman in April 2019. Mr. McCarthy was Chief Executive of Kerry Group from January 2008 until September 2017. Mr. McCarthy joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. He has dual Irish and U.S. citizenship.

Kyran McLaughlin has served as a Director since January 2001, and is Deputy Chairman at Davy Stockbrokers. Mr. McLaughlin advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin also serves as a Director of a number of Irish private companies. He is an Irish citizen.

Howard Millar was appointed as a Director of Ryanair in August 2015.  Mr. Millar had served as Deputy Chief Executive Officer and Chief Financial Officer from 2003 to December 2014 having previously been Director of Finance from 1993 and Financial Controller in 1992. Mr. Millar is Chairman of BDO Ireland, a member of Irelandia Aviation’s advisory board and a Non-Executive Director of Applegreen plc. Mr. Millar currently serves as Chief Executive Officer of Sirius Aviation Capital Holdings Ltd. He is an Irish citizen.

R.A. (Dick) Milliken has served as a Director since July 2013 having previously been Chief Financial Officer of the Almac Group and former Chief Executive Officer of Lamont plc. Mr. Milliken serves as a Director of Bank of Ireland Mortgage Bank, where he is Chairman of the Audit Committee. Mr. Milliken is also Chairman of Northern Ireland Science Park and a Director of a number of private companies. He is a British citizen.

Mike O’Brien was appointed as a Director of Ryanair in May 2016. Mr. O’Brien has a long and distinguished career in the aviation industry having retired in 2016 as Head of Flight Operations Inspectorate with the Maltese Civil Aviation Authority where he served from 2001 having previously spent 10 years as the Head of Operations Standards with the Irish Aviation Authority. Mr. O’Brien served 4 years as the Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. He has also operated many different commercial aircraft types throughout the years ranging from the Douglas DC3 to the Airbus A330 as an instructor and examiner with Aer Turas, GPA/Air Tara and Gulf Air. Mr. O’Brien is the co-chairman of the Company’s Safety and Security Committee. He is an Irish citizen.

Michael O’Leary has served as a Director of Ryanair since 1988 and as CEO since 1994. Mr. O’Leary was appointed Group CEO in April 2019. He is an Irish citizen.

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

Louise Phelan has served as a Director since December 2012. Ms. Phelan is a former Vice-President for PayPal (Global Operations, Europe, Middle East & Africa) and is a member of the Board of Voxpro since January 2016. She is an Irish citizen.

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

Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Executives of the Company and to administer the stock option plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Board of Directors as a whole determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Mr. McCarthy, Mr. Millar and Ms. O’Neill are the members of the Remuneration Committee.

Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. Milliken, Ms. Daly and Ms. Brennan are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent Non-Executive Director, Mr. Milliken, is the chairman of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

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

Safety and Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and related issues. The Safety and Security Committee reports to the full Board of Directors each quarter. The Safety and Security Committee is composed of Mr. O’Brien and Mr. Sorahan, Accountable Manager Ryanair DAC (who both act as co-chairman), as well as the following Executive Officers of Ryanair: Messrs. Bellew, Wilson, the Chief Pilot, Captain Ray Conway and the Chief Risk Officer, Ms. Carol Sharkey. A number of other managers are invited to attend, as required, from time to time.

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

•

The Company is exempt from NASDAQ’s requirement with respect to Audit Committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related-party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ’s Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

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

•

NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Act. However, it is Ryanair’s policy to solicit holders of ADSs and will continue to do so, unless it becomes necessary to restrict non-EU shareholders voting rights because of Brexit. For additional information, please see “Item 3 – Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”. Details of Ryanair’s annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act and the Company’s Articles of Association.

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

The Board has also considered the independence of David Bonderman given his shareholding in Ryanair Holdings plc. As at March 31, 2019, David Bonderman had a beneficial shareholding in the Company of 7,535,454 ordinary shares, equivalent to 0.66% of the issued share capital. Having considered this shareholding in light of the number of issued shares in Ryanair Holdings plc and the financial interest of the Director, the Board has concluded that the interest is not so material as to breach the spirit of the independence rule contained in the Code.

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

The Board has also considered the independence of Louise Phelan given her previous role as Vice President for PayPal for Global Operations Europe, Middle East and Africa. PayPal is one of Ryanair’s payment service providers. The

Board has considered the services provided by PayPal and have concluded that Louise Phelan is an independent Non-Executive Director within the spirit and meaning of the Code Rules.

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

Executive Officers

The following table sets forth certain information concerning the Executive Officers of Ryanair at July 25, 2019:

Name	Age	Position
Peter Bellew	54	Chief Operations Officer
John Hurley	44	Chief Technology Officer
Kenny Jacobs	45	Chief Marketing Officer
Juliusz Komorek	41	Chief Legal and Regulatory Officer; Company Secretary
David O’Brien	55	Chief Commercial Officer
Michael O’Leary	58	Group Chief Executive Officer
Carol Sharkey	44	Chief Risk Officer
Neil Sorahan	47	Chief Financial Officer
Edward Wilson	55	Chief People Officer

Peter Bellew. Peter was appointed COO in December 2017. He returned to Ryanair from Malaysia Airlines where he was Group CEO. He is a 30-year veteran of the travel and aviation business.  He previously worked for Ryanair from 2006 to 2014 where he held various positions including Director of Flight Operations and Head of Sales and Marketing.  Prior to that he worked in the tour operating and airports sector. In July 2019, Peter informed the Company that he plans to step down from his current role and leave the Group at the end of December 2019.

John Hurley. John was appointed CTO in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Ltd and Education Multimedia Group and has over 19 years of experience in the IT industry.

Kenny Jacobs. Kenny was appointed CMO in January 2014. He is responsible for sales, digital marketing and customer service at Ryanair. Previously Kenny was CMO for Moneysupermarket plc. which has a set of digital brands. Kenny has spent much of his career in retail with Tesco PLC as marketing Director in Tesco Ireland and brand Director for Tesco U.K. Prior to that he worked for German retailer Metro Group GmbH in various roles in marketing and IT in Europe and Asia.

Juliusz Komorek. Juliusz was appointed CLRO; Company Secretary in June 2015, having served as Company Secretary and Director of Legal and Regulatory Affairs since May 2009, and Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission’s

Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

David O’Brien.  David was appointed CCO in January 2014 having previously served as Ryanair’s Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

Michael O’Leary. Michael has served as a Director of Ryanair DAC since 1988 and a Director of Ryanair Holdings since 1996. Michael was appointed CEO of Ryanair in 1994 and Group CEO in April 2019, having previously served as CFO since 1988.

Carol Sharkey. Carol was appointed CRO in May 2018 having held the position of Director of Safety and Security since 2014. She has worked at Ryanair since 1995 having previously held roles in inflight, flight operations and in recent years has overseen the flight safety department.

Neil Sorahan. Neil was appointed CFO in October 2014, having previously served as Ryanair’s Finance Director since June 2006. Prior to that he was Group Treasurer from January 2003. Before joining Ryanair, Neil held various finance and treasury roles at CRH plc.

Edward Wilson. Eddie was appointed CPO in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair, he served as Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

Compensation of Directors and Executive Officers

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its 9 Executive Officers named above in fiscal year 2019 was €12.4m. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Employment and Bonus Agreement with Mr. O’Leary” below.

Each of Ryanair Holdings’ Non-Executive Directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board receives a fee of €100,000 per annum. The additional remuneration paid to all Committee members for service on that committee is €15,000 per annum, with the exception of the Chairman of the Safety and Security Committee who is entitled to receive €40,000 per annum in connection with the additional duties in relation to that committee.

For further details of stock options that have been granted to the Company’s employees, including the Executive Officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 16 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O’Leary

The Group CEO is the only Executive Director of the Board. In February 2019 Ryanair announced that Mr. O’Leary had signed a new five-year contract as Group CEO commencing April 1, 2019 and expiring on July 31, 2024. As part of this contract the Group CEO has agreed to a 50% cut in base pay from approximately €1m to €500,000 per annum, a 50% cut to his maximum annual bonus (to €500,000) and, in line with best practice in the updated Corporate Governance Code, he does not receive any pension benefits from Ryanair. This new contract also includes 10m share options at a strike price of €11.12 which are exercisable at a price of €11.12 if the net income of Ryanair Holdings plc exceeds €2bn in any year up to 2024 and/or the share price of Ryanair Holdings plc exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2024. The maximum total cost of the Group CEO’s remuneration is therefore €2.8m per annum (including a €1.8m share based payments accounting charge) over the 5 year term of the Group CEO’s contract of employment.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team (including new airlines Ryanair Sun and Laudamotion) at each of March 31, 2019, 2018 and 2017:

	Number of Staff at March 31,
Classification	2019	2018	2017
Management	177	120	116
Administrative/IT Labs	992	780	603
Maintenance	426	156	152
Ground Operations	704	433	413
Pilots	5,446	4,831	4,058
Cabin Crew	9,095	8,263	7,684
Total	16,840	14,583	13,026

While Ryanair continues the transition to collective bargaining with unions, these unions may have unrealistic expectations and agitate for unproductive work practices which if acceded to would add to the complexity and costs to the business. Ryanair will continue to defend its existing high productivity business model. Ryanair believes that existing terms and conditions for both pilots and cabin crew are industry leading among European low cost B737 operators with competitive pay, advantageous fixed rosters, outstanding promotional opportunities and a wide choice of base locations across Europe.

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

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control.  The consolidation within the aviation industry, airline closures and downsizing has resulted in an increase in pilot applications to join Ryanair. Ryanair has also been able to satisfy its needs for additional pilots and cabin crew through the use of contract agencies. These contract pilots and cabin crew are included in the table above.

Ryanair’s crew earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by industry standards or regulations governing maximum working hours). Pilots at all of Ryanair’s bases are covered by the terms of existing collective agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2020 and 2023 however these agreements are likely to be replaced by Collective Labour Agreements (CLA) negotiated with the unions and Company Councils in each country. Ryanair’s pilots are currently subject to IAA-approved limits of 900 flight-hours per calendar year. For fiscal year 2019, the average flight-hours for Ryanair’s pilots amounted to approximately 67 hours per month and approximately 807 hours for the complete year, a 1.8% decrease on the previous fiscal year.

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

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2019, there were 1,125,383,206 Ordinary Shares outstanding. As of that date, 99,768,952 ADRs, representing 498,844,760 Ordinary Shares, were held of record in the United States by 50 holders, and represented in the aggregate 44.3% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2019, June 30, 2018 and June 30, 2017, the latest practicable date prior to the Company’s publication of its statutory Annual Report in each of the relevant years.

	As of June 30, 2019		As of June 30, 2018		As of June 30, 2017
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Harris Associates	92,645,690	8.2%	-	-	-	-
Baillie Gifford	61,916,922	5.5%	55,403,057	4.8%	61,407,951	5.1%
Capital	59,883,817	5.3%	196,038,142	17.0%	174,732,018	14.5%
AKO Capital	54,851,101	4.9%	-	-	-	-
Michael O’Leary	44,096,725	3.9%	44,096,725	3.8%	46,096,725	3.8%
HSBC Holdings PLC	-	-	55,792,770	4.8%	112,027,084	9.3%
Fidelity	-	-	63,587,530	5.5%	70,116,745	5.8%

As of June 30, 2019, the Directors of Ryanair Holdings as a group owned 53,057,387 Ordinary Shares, representing 4.7% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein. Each of Ryanair’s shareholders has identical voting rights with respect to its Ordinary Shares.

As of March 31, 2019, there were 1,133,395,322 Ordinary Shares outstanding.

Based on information available to Ryanair Holdings plc, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2019, March 31, 2018 and March 31, 2017.

	As of March 31, 2019		As of March 31, 2018		As of March 31, 2017
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	100,394,424	8.9%	193,229,822	16.5%	175,034,773	14.4%
Harris Associates	77,228,695	6.8%	-	-	-	-
Baillie Gifford	58,805,558	5.2%	45,244,444	3.9%	61,526,458	5.1%
AKO Capital	51,079,882	4.5%	-	-	-	-
Michael O’Leary	44,096,725	3.9%	46,096,725	3.9%	50,096,725	4.1%
Fidelity	-	-	67,919,641	5.8%	70,634,226	5.8%
HSBC Holdings PLC	-	-	64,191,568	5.5%	105,488,520	8.7%

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of senior management and the Directors as disclosed in Note 27 to the consolidated financial statements) in the three fiscal years ending March 31, 2019 or in the period from March 31, 2019 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid.  In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €9.9m of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €12.6m of alleged aid. Ryanair appealed the 7 “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.  Ryanair has appealed these 4 negative findings to the European Court of Justice.  These appeals are expected to take at least 2 years. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari and Klagenfurt airports are expected to take approximately 2 years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș, Montpellier and Frankfurt (Hahn). These investigations are ongoing and Ryanair currently expects that they will conclude in 2019, with any European Commission decisions appealable to the EU General Court.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in Ireland, Germany, the Netherlands, France, Italy, Switzerland and the U.S.. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licenced access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies. The Company has received favorable rulings in France, Germany, Ireland, Italy and The Netherlands, and unfavorable rulings in Germany, Spain, France and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels and travel insurance etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See Item 3. Key Information—Risk Factors—Risks Related to the Company—"Ryanair Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

U.S. Litigation. In November 2018, a putative securities class action complaint was filed against Ryanair and Mr. O’Leary in the United States District Court for the Southern District of New York (the “District Court”). The District Court appointed a lead plaintiff, the City of Birmingham Retirement and Relief System and City of Birmingham Firemen’s and Policemen’s Supplemental Pension System (the “Birmingham Funds”), in January 2019. The Birmingham Funds filed an amended complaint in April 2019 that purports to be on behalf of purchasers of Ryanair American Depositary Shares (“ADSs”) between May 30, 2017 and September 28, 2018. The amended complaint alleges, among other things, that in filings with the SEC, investor calls, interviews, and other communications, Ryanair and/or Mr. O’Leary made materially false and misleading statements and omissions regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the likelihood and financial impact of unionization, which allegedly artificially inflated the market value of Ryanair’s securities. In June 2019, Ryanair and Mr. O’Leary filed a motion to dismiss.

Dividend Policy

Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only occasionally declared special dividends on both its Ordinary Shares and ADRs. The Directors of the Company declared on May 21, 2012 that Ryanair Holdings intended to pay a special dividend of €0.34 per ordinary share (approximately €492m) and this special dividend was paid on November 30, 2012.  The Company indicated on May 19, 2014 that it planned to pay a special dividend of up to approximately €520m in the fourth quarter of fiscal year 2015, and this special dividend was paid on February 27, 2015.  In September, 2015 the Company announced a B share scheme of €398m to return the proceeds from the sale of its shares in Aer Lingus to shareholders; payments to shareholders issued in October 2015.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting, a €300m share buy-back program was formally announced on June 5, 2007. Permission was received at the annual general meeting held on September 20, 2007 to repurchase a maximum of 75.6m Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300m share buy-back of approximately 59.5m Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buy-back program of up to €200m worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting held on September 18, 2008. 18.1m Ordinary Shares were repurchased under this program at a cost of approximately €46m. The Company also completed share buy-backs of €125m in respect of 36.5m Ordinary Shares in fiscal year 2012 and 15m Ordinary Shares at a cost of approximately €68m in fiscal year 2013.

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

In fiscal year 2014, 69.5m Ordinary Shares (including Ordinary Shares underlying just over 6m ADRs) were repurchased at a cost of approximately €482m. In February 2015, the Company announced a €400m ordinary share buy-back program which was completed between February and August 2015. In February 2016, the Company announced an

€800m Ordinary Share buy-back program (including Ordinary Shares underlying ADRs) and this program was subsequently increased to €886m in June 2016. €418m of this program was completed in fiscal year 2016 to buy-back approximately 29.1m shares (including approximately 19.9m shares underlying ADRs) with the remaining €468m spent in fiscal year 2017 to buy-back approximately 36m shares (including approximately 3.9m shares underlying ADRs). In addition to the above, in fiscal year 2017, the Company bought back 36.4m shares (including approximately 17.7m shares underlying ADRs) at a total cost of approximately €550m during the period November 2016 to February 2017. In February 2017 the Company announced the commencement of a €150m share buy-back program in respect of shares underlying ADRs. The Company bought back approximately 2m shares underlying ADRs at a cost of €39m under this program during fiscal year 2018. In addition to the above, in fiscal year 2018, the Company bought back 33m shares at a total cost of €600m under its €600m share buy-back program which commenced in May 2017 and 11.7m shares at a total cost of €190m under it €750m share buy-back which commenced in February 2018. In fiscal year 2019 the Company bought back 37.8m shares at a total cost of approximately €561m under its €750m share buy-back which commenced in February 2018.

As of July 25, 2019 the Company had bought back approximately 12.3m shares at a cost of €137.6m under its €700m share buy-back program (including Ordinary Shares underlying ADRs) which was announced and commenced in May 2019. All Ordinary Shares (including ADRs which represent five Ordinary Shares) repurchased have been cancelled.

See “Item 9. The Offer and Listing - Trading Markets and Share Prices” below for further information regarding share buy-backs.

SIGNIFICANT CHANGES

In April 2019, the Group concluded a low cost, €750m unsecured (5 year syndicated) bank facility for general corporate purposes. This facility was fully drawn down in May 2019.

Between April 1, 2019 and July 25, 2019, the Company had bought back 12.3m ordinary shares at a total cost of €137.6m under its €700m share buy-back which commenced in May 2019. This was equivalent to 1.1% of the Company’s issued share capital at March 31, 2019. All ordinary shares repurchased are cancelled.

Item 9. The Offer and Listing

TRADING MARKETS AND SHARE PRICES

The primary market for Ryanair Holdings’ Ordinary Shares is Euronext Dublin; Ordinary Shares are also traded on the London Stock Exchange. The Ordinary Shares were first listed for trading on the Official List of Euronext Dublin on June 5, 1997 and were first admitted to the Official List of the London Stock Exchange on July 16, 1998.

ADRs, each representing 5 Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on Euronext Dublin and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

*All quarterly high and low prices for ADRs and Ordinary Shares in the following tables refer to calendar year quarters and not fiscal year quarters.

	ADRs
	(in U.S. dollars)
	High	Low
2013	54.05	34.62
2014	71.27	46.99
2015	87.64	60.10
2016	87.41	66.82
2017
First Quarter	85.66	78.66
Second Quarter	110.58	82.59
Third Quarter	120.16	101.59
Fourth Quarter	126.69	103.25
2018
First Quarter	126.39	105.25
Second Quarter	123.45	109.89
Third Quarter	118.30	94.88
Fourth Quarter	88.46	67.95
2019
January 2019	73.15	65.75
February 2019	75.26	70.10
March 2019	77.67	71.46
April 2019	83.23	72.55
May 2019	77.95	65.22
June 2019	67.50	62.00
July 2019 (to July 25, 2019)	67.66	63.44

	Ordinary Shares
	(Euronext Dublin)
	(in euro)
	High	Low
2013	7.47	4.76
2014	9.83	6.30
2015	15.35	9.06
2016	15.34	10.46
2017
First Quarter	14.96	13.94
Second Quarter	18.74	14.55
Third Quarter	19.39	16.32
Fourth Quarter	17.97	14.61
2018
First Quarter	16.79	15.05
Second Quarter	16.72	15.32
Third Quarter	16.04	12.98
Fourth Quarter	12.97	10.16
2019
January 2019	11.03	10.04
February 2019	12.39	11.11
March 2019	12.79	11.41
April 2019	12.63	11.07
May 2019	11.76	10.01
June 2019	10.79	9.89
July 2019 (to July 25, 2019)	10.99	9.98

	Ordinary Shares
	(London Stock Exchange)
	(in euro)
	High	Low
2013	7.48	4.76
2014	9.82	6.31
2015	15.29	9.06
2016	15.34	10.53
2017
First Quarter	14.93	13.92
Second Quarter	18.74	14.54
Third Quarter	19.35	16.27
Fourth Quarter	17.98	14.65
2018
First Quarter	16.82	15.00
Second Quarter	16.81	15.35
Third Quarter	16.13	12.98
Fourth Quarter	13.00	10.23
2019
January 2019	11.05	10.02
February 2019	12.37	11.11
March 2019	12.76	11.41
April 2019	12.59	11.05
May 2019	12.19	10.02
June 2019	10.74	9.81
July 2019 (to July 25, 2019)	10.93	9.98

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

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buy-back programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buy-back program) the Company has repurchased the following Ordinary Shares:

Year Ended March 31,	No. of shares (m)	Approx. cost (€m)
2009	18.1	46.0
2010	––	––
2011	––	––
2012	36.5	124.6
2013	15.0	67.5
2014	69.5	481.7
2015	10.9	112.0
2016	53.7	706.1
2017	72.3	1,017.9
2018	46.7	829.1
2019	37.8	560.5
Period through July 25, 2019	12.3	137.6
Total	372.8	4,083.0

All Ordinary Shares repurchased have been, or will be, cancelled.

The maximum price at which the Company may repurchase Ordinary Shares traded on Euronext Dublin or the London Stock Exchange is the higher of (i) 5% above the average market value of the Company’s Ordinary Shares on the trading venue where the shares are being repurchased for the 5 business days prior to the date of purchase; and (ii) the price stipulated by the European Commission-adopted regulatory technical standards pursuant to article 5(6) of the EU Market Abuse Regulation 596/2014, being the higher of the last independent trade and the highest current independent bid on the trading venue on which the shares are being repurchased. The maximum price at which the Company may repurchase Ordinary Shares which underlie the Company’s ADSs traded on NASDAQ is 5% above the average market value of one-fifth of the Company’s ADSs on NASDAQ for the 5 business days prior to the date of purchase (as one ADS represents 5 Ordinary Shares).

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

As of June 30, 2019, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 39.6 million, representing 3.5% of the Company’s issued share capital at that date.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2019, a total of 1,133,395,322 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent.

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

Under Option Plan 2013, 36 senior managers and 6 of the current Non-Executive Board members were granted 10m share options, in the aggregate, at a strike price of €6.25 in July 2014. These options vested in May 2019 for Managers/Directors who continued to be employed at April 30, 2019 and are exercisable between June 2019 and July 2022. Also under Option Plan 2013, 3.5m share options were granted, in aggregate, to Executive Officers (excluding the CEO) at a strike price of €6.74 in October 2014. These options are exercisable between September 2019 and October 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available to senior managers who continue to be employed by the Company through July 31, 2019. In November 2014, 5m options were granted to Mr. O’Leary under Option Plan 2013 as part of his 5-year employment contract. These options which were granted at a strike price of €8.35 are exercisable between September 2019 and November 2021. They will only vest if certain exceptional targets in relation to net profit and/or share price are achieved and will only be available if Mr. O’Leary continues to be employed by the Company through July 31, 2019. During fiscal year 2016, 30,000 options were granted under Option plan 2013 to new Non-Executive Board members at a strike price of €11.38. These options vested in May 2019 and are exercisable between August 2019 and August 2021. During the fiscal year 2017, 34 senior managers (excluding the Executive Officers) were granted 3m share options, in aggregate, at a strike price of €12.00. These options, which are exercisable between August 2021 and August 2023, will only vest if certain targets in relation to net profit and / or share price are achieved and will only be available to managers who continue to be employed by the Company through March 31, 2021.

During fiscal year 2019 10m options were granted to Mr. O’Leary under Option Plan 2013 as part of his new 5-year contract as Group CEO. These options, which were granted at a strike price of €11.12, are exercisable between September 2024 and February 2026. They will only vest in their entirety if the Groups profit after tax exceeds €2bn or, alternatively, the Company’s share price is equal to or exceeds €21 for any 28 day calendar period between April 1, 2021 and March 31, 2024 and will only be available if Mr. O’Leary continues to be employed by the Company through July 31, 2024.

During fiscal year 2019, 102 senior managers and the 11 Non-Executive Board Members were granted 10m share options, in the aggregate, at a strike price of €11.12 and are exercisable between September 2024 and February 2026 and have the same vesting conditions as Mr. O’Leary’s fiscal year 2019 grant referred to above.

The aggregate of 34.3m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2019 under the Company’s option plan represent approximately 3% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 25.1m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. For further information, see Notes 16 and 19 to the consolidated financial statements included herein.

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

Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolutions of the shareholders. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. The Directors are not required to retire at any particular age. There is no requirement for Directors to hold shares. The Articles of Association provide that one-third of the Directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. However, in compliance with the recommendations of the U.K. Corporate Governance Code, all Directors retire and present themselves for re-election by the shareholders annually. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of Directors.

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

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company provide that the Directors will not register any person as a holder of shares unless such person has completed a declaration indicating his/her nationality and the nature and extent of any interest which he/she holds in Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. Euronext Dublin must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages – i.e., 10%, 25%, 50% and 75%.

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

Material Contracts

On March 19, 2013, the Company announced that it had entered into an agreement with Boeing to purchase 175 Boeing 737-800NG aircraft, over a 5 year period from fiscal year 2015 to 2019 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an EGM on June 18, 2013. In April 2014, the Company agreed to purchase an additional 5 Boeing 737-800 next generation aircraft and in February 2015, the Company agreed to purchase an additional 3 Boeing 737-800 next generation. This brings the total number of 737-800 next generation aircraft ordered to 183, with a list value of approximately $14.4 billion. At March 31, 2019, all of the 183 aircraft had been delivered.

In September 2014, the Group entered into an agreement with Boeing to purchase 200 Boeing 737-MAX-200 aircraft (100 firm orders and 100 aircraft subject to option), over a 5 year period from fiscal year 2020 to 2024 in accordance with the terms of the contract. The contract was approved by the shareholders of the Company at an EGM on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft. This brings the total number of 737-MAX-200 aircraft on order to 210, with a list value of approximately $21bn (assuming all options are exercised). In April 2018, the Company announced that it has converted 25 Boeing 737-MAX-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-MAX-200s with a further 75 options remaining.

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

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Holders of restricted shares may be deprived of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADRs. Holders of restricted shares may also be required to dispose of the Ordinary Shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

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

In deciding which Affected Shares are to be selected as Restricted Shares, the Directors may take into account which Affected Shares have given rise to the necessity to take action. Subject to that they will, insofar as practicable, firstly view as Restricted Shares those Affected Shares in respect of which no declaration as to whether or not such shares are Affected Shares has been made by the holder thereof and where information which has been requested by the Directors in accordance with the Articles has not been provided within specified time periods and, secondly, have regard to the chronological order in which details of Affected Shares have been entered in the Separate Register and, accordingly, treat the most recently registered Affected Shares as Restricted Shares to the extent necessary. Transfers of Affected Shares to Affiliates (as that expression is defined in the Articles) will not affect the chronological order of entry in the Separate Register for this purpose. The Directors do however have the discretion to apply another basis of selection if, in their sole opinion, that would be more equitable. Where the Directors have resolved to treat Affected Shares held by any particular stockholder or stockholders as Restricted Shares (i) because such Affected Shares have given rise to the need to take such action or (ii) because of a change of law or a requirement or direction of a regulatory authority necessitating such action (see above), such powers may be exercised irrespective of the date upon which such Affected Shares were entered in the Separate Register.

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

As an additional measure, to ensure the percentage of shares held by EU nationals remains at least 50.1%, at the EGM held on April 19, 2012, the Company obtained a repurchase authority which will enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority was renewed at each subsequent Annual General Meeting up to and including fiscal year 2019.

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

As of July 25, 2019, EU nationals owned at least 52.2% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares.

In order to protect the Company’s operating licence and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or “hard” Brexit, on March 8, 2019 the Board resolved that with effect from the date on which U.K. nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including U.K.) shareholders will be treated as Restricted Shares. These measures will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licences held by the Company’s subsidiaries pursuant to EU Regulation 1008/2008.

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

The following Irish resident stockholders, inter-alia, are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

•	Irish resident companies;

•	Pension schemes approved by the Irish Revenue Commissioners (“Irish Revenue”);

•	Qualifying fund managers or qualifying savings managers in relation to approved retirement funds (“ARF”s) or approved minimum retirement funds (“AMRF”s);

•	Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of PRSA assets;

•	Qualifying employee share ownership trusts;

•	Collective investment undertakings;

•	Tax-exempt charities;

•	Designated brokers receiving the distribution for special portfolio investment accounts;

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

•

Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of an EU member state or a tax treaty country and are not controlled, directly or indirectly, by an Irish resident or Irish residents;

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

In the case of an individual non-resident stockholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder’s country of residence. In the case of both an individual and corporate non-resident stockholder resident in an EU member state or tax treaty country, the declaration also must contain an undertaking by the individual or corporate non-resident stockholder that he, she or it will advise the Company accordingly if he, she or it ceases to meet the conditions to be entitled to the DWT exemption. No declaration is required if the stockholder is a 5% parent company in another EU member state in accordance with section 831 TCA 1997. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident if the company making the dividend is a 51% subsidiary of that other company.

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

The Irish Revenue treats a conversion of Ordinary Shares to ADRs made in contemplation of a sale or a change in beneficial ownership (under Irish law) as an event subject to stamp duty at a rate of 1%. The Irish Revenue has indicated that a re-conversion of ADRs to Ordinary Shares made in contemplation of a sale or a change in beneficial ownership (under Irish law) will not be subject to a stamp duty. However, the subsequent sale of the re-converted Ordinary Shares may give rise to Irish stamp duty at the 1% rate. If the transfer of the Ordinary Shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the Ordinary Shares being transferred, nominal stamp duty only may be payable on the transfer. Under Irish law, it is not clear whether the mere deposit of Ordinary Shares for ADRs or ADRs for Ordinary Shares would be deemed to constitute a change in beneficial ownership. Accordingly, it is possible that holders would be subject to stamp duty at the 1% rate when merely depositing Ordinary Shares for ADRs or ADRs for Ordinary Shares and, consequently, the Depositary reserves the right in such circumstances to require payment of stamp duty at the rate of 1% from the holders.

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

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of the Ordinary Shares or ADRs who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs (“U.S. Holders”). This summary does not purport to be tax advice or a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Ordinary Shares or the ADRs, including the alternative minimum tax and Medicare tax on net investment income. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, regulated investment companies, insurance companies, tax-exempt organizations dealers in securities or currencies, partnerships or partners therein, entities subject to the branch profits tax, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company (measured by vote or value), U.S. Holders whose “functional currency” is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as a synthetic security or as part of an integrated investment (including a “straddle” or hedge) consisting of the Ordinary Shares or the ADRs and one or more other positions.

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

For U.S. federal income tax purposes, holders of the ADRs generally will be treated as the beneficial owners of the Ordinary Shares represented by those ADRs.

Taxation of Dividends

The gross amount of any dividends (including any amount withheld in respect of Irish taxes) paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will generally be includible in the taxable income of a U.S. Holder when the dividends are received by the holder, in the case of Ordinary Shares, or when received by the Depositary, in the case of ADRs. Such dividends will not be eligible for the “dividends received” deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro generally should be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADRs. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its fiscal 2019 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its fiscal 2020 taxable year.

Dividends received by U.S. Holders generally will constitute foreign source and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Irish taxes withheld at the appropriate rate from cash dividends on the Ordinary Shares or ADRs may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of Ordinary Shares that are made as part of a pro rata distribution to all stockholders generally should not be subject to U.S. federal income tax, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Capital Gains

Upon a sale or other disposition of the Ordinary Shares or ADRs, U.S. Holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Ordinary Shares or ADRs. Generally, such gains or losses will be capital gains or losses, and will be long-term capital gains or losses if the Ordinary Shares or ADRs have been held for more than one year. Short-term capital gains are subject to U.S. federal income taxation at ordinary income rates. Gains realized by a U.S. Holder generally should constitute income from sources within the United States for foreign tax credit purposes and generally should constitute “passive category” income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations.

Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Foreign Financial Asset Reporting.

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed.  U.S. Holders who fail to report the required information could be subject to substantial penalties.  Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from, the sale or other disposition of the Ordinary Shares or ADRs that are made within the United States or through certain U.S. related financial intermediaries generally will be subject to information reporting and may also be subject to backup withholding unless the holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Documents on Display

Copies of Ryanair Holdings’ Articles may be examined at its registered office and principal place of business at its Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland and are also available on the Ryanair website.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2019. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 36% and 35% of such expenses in fiscal years 2019 and 2018, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2019 Compared with Fiscal Year 2018—Fuel and Oil.” As of July 25, 2019, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2020 at prices equivalent to approximately $709 per metric ton. In addition, the Company had entered into forward jet fuel hedging contracts covering approximately 37% of its estimated requirements for the fiscal year ending March 31, 2021 at prices equivalent to approximately $632 per metric ton with respect to its expected fuel purchases beyond that period.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized losses or gains on outstanding forward agreements at March 31, 2019 and 2018, based on their fair values, amounted to a €185.2m loss and €209.8m gain (gross of tax), respectively. Based on Ryanair’s fuel consumption for fiscal year 2019, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €3.3m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in fiscal years 2018 and 2019, the Company recorded no hedge ineffectiveness within earnings.  The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In fiscal year 2019, the Company recorded a negative fair-value adjustment of €185.2m (net of tax), and in fiscal year 2018 the Company recorded a positive fair-value adjustment of €132.6m (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 67% and 23%, respectively, of Ryanair’s total revenues in fiscal year 2019 (2018: 66% and 24% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In fiscal years 2019 and 2018, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2019, the total unrealized gain relating to these contracts amounted to €235m, compared to a €183m unrealized total unrealized loss at March 31, 2018.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In fiscal year 2019, the Company recorded a positive fair-value adjustment of €97.5m (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a negative fair-value adjustment of €729.2m (net of tax) in fiscal year 2018.

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

At March 31, 2019, the fair value of the cross-currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a gain of €4.0m (gross of tax) compared to a loss of €6.7m (gross of tax) in fiscal 2018. In fiscal year 2019, the Company recorded a positive fair-value adjustment of €0.9m (net of tax), compared to a negative fair-value adjustment of €12.8m (net of tax) in fiscal year 2018, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During fiscal years 2019 and 2018, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2019, the total unrealized gain relating to these contracts amounted to €284.7m, compared to €413.7m unrealized loss at March 31, 2018.

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

At March 31, 2019, the total unrealized gains relating to these contracts amounted to €284.7m, while at March 31, 2018 unrealized loss amounted to €413.7m. Under IFRS, the Company recorded a positive fair-value adjustment of €610.5m and fair-value adjustments of €573.1m for cash-flow hedges in fiscal years 2019 and 2018, respectively. No fair-value adjustments were recorded with respect to fair-value hedges in fiscal years 2019 and 2018 as the Company did not enter in to any fair value hedges

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2019 would have no impact on the income statement (net of tax) (2018: €nil; 2017: €nil). The same movement of 10% in foreign currency exchange rates would have a positive €893.7m impact (net of tax) on equity if the rate fell by 10% and negative €731m impact (net of tax) if the rate increased by 10%. (2018: €866.1m positive or €708.6m negative; 2017: €336.1m positive or €410.7m negative).

Interest Rate Exposure and Hedging

The Company’s purchase of 159 of the 455 Boeing 737-800 aircraft in the fleet as of March 31, 2019 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 144 aircraft), JOLCOs (12 aircraft) and commercial debt (3  aircraft). In addition, the Company has raised unsecured debt via capital market bond issuances. The Company had outstanding cumulative borrowings under the above facilities of €3,644m with a weighted average interest rate of 1.38% at March 31, 2019. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2019. At March 31, 2019, the fair value of the interest rate swap agreements relating to this debt was represented by a gain of €4.0m (gross of tax), as compared with a loss of €6.7m at March 31, 2018. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €2.9m.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2019, a plus one-percentage-point movement in interest rates would result in a respective decrease of €5.1m (net of tax) in net interest income and expense in the income statement and a minus one-percentage-point movement in interest rates would result in a respective increase of €9.9  million (net of tax) in net interest income and expense in the income statement (2018: €15.4m; 2017: €25.8m).

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

Reimbursement of Fees

From April 1, 2018 to June 30, 2019 the Depositary collected annual depositary services fees equal to approximately $1.7m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2019, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2019, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2019.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting, which is included in its entirety below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors

Ryanair Holdings plc:

Opinion on Internal Control Over Financial Reporting

We have audited Ryanair Holdings plc and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.  In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes, (collectively, the “consolidated financial statements”), and our report dated July 26, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

KPMG

Dublin, Ireland

July  26, 2019

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during fiscal year 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Dick Milliken qualifies as an “Audit Committee financial expert” within the meaning of this Item 16A. Mr. Milliken is “independent” for purposes of the listing rules of NASDAQ.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2019, 2018 and 2017:

	Year Ended March 31,
	2019	2018	2017
	(millions)
Audit fees	€0.5	€0.4	€0.4
Audit related fees	€––	€0.1	€0.0
Tax fees	€0.2	€0.2	€0.5
Total fees	€0.7	€0.7	€0.9

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in fiscal year 2019.

	Total Number of	Average Price
	Ordinary Shares	Paid Per
Month / Period	Purchased (a)	Ordinary Share
	(Millions)	(€)
April 1, 2018 to April 30, 2018	8.4	15.75
May 1, 2018 to May 31, 2018	4.0	15.76
June 1, 2018 to June 30, 2018	4.2	16.42
July 1, 2018 to July 31, 2018	5.7	15.39
August 1, 2018 to August 31, 2018	7.2	13.61
September 1, 2018 to September 30, 2018	6.0	13.52
October 1, 2018 to October 31, 2018	2.3	12.39
November 1, 2018 to November 30, 2018	—	—
December 1, 2018 to December 31, 2018	—	—
January 1, 2019 to January 31, 2019	—	—
February 1, 2019 to February 28, 2019	—	—
March 1, 2019 to March 31, 2019	—	—
Total (Year-end)	37.8	14.84
Post Year-end (b)	12.3	11.22

(a)

The Ordinary Share purchases in the table above have been made pursuant to publicly announced plans or programs, and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution.

(b)

From April 1, 2019 to July 25, 2019 the Company bought back 12.3 million ordinary shares, at a total cost of €137.6 million, for cancellation. Cumulatively these buy-backs are equivalent to 1.1% of the issued share capital of the Company at March 31, 2019.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries at March 31, 2019, March 31, 2018 and March 31, 2017	F-2

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2019, March 31, 2018 and March 31, 2017	F-3

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2019, March 31, 2018 and March 31, 2017	F-4

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2019, March 31, 2018 and March 31, 2017	F-5

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2019, March 31, 2018 and March 31, 2017	F-6

Notes	F-7

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

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

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

8.1	List of principal subsidiaries of the registrant.

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

RYANAIR HOLDINGS PLC

/s/ MICHAEL O’ LEARY
Name: Michael O’Leary
Title: Group Chief Executive and Director

Date: July 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors

Ryanair Holdings plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries ("the Company") as of March 31, 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2019 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

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

Dublin, Ireland

July 26, 2019

Consolidated Balance Sheet

		At March 31,	At March 31,	At March 31,
		2019	2018	2017
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	9,029.6	8,123.4	7,213.8
Intangible assets	4	146.4	46.8	46.8
Derivative financial instruments	5	227.5	2.6	23.0
Deferred tax	12	43.2	—	—
Total non-current assets		9,446.7	8,172.8	7,283.6
Current assets
Inventories	6	2.9	3.7	3.1
Other assets	7	238.0	235.5	222.1
Trade receivables	8	59.5	57.6	54.3
Derivative financial instruments	5	308.7	212.1	286.3
Restricted cash	9	34.9	34.6	11.8
Financial assets: cash > 3 months		1,484.4	2,130.5	2,904.5
Cash and cash equivalents		1,675.6	1,515.0	1,224.0
Total current assets		3,804.0	4,189.0	4,706.1
Total assets		13,250.7	12,361.8	11,989.7
Current liabilities
Trade payables		573.8	249.6	294.1
Accrued expenses and other liabilities	10	2,992.1	2,502.2	2,257.2
Current maturities of debt	11	309.4	434.6	455.9
Current tax	12	31.6	36.0	2.9
Derivative financial instruments	5	189.7	190.5	1.7
Total current liabilities		4,096.6	3,412.9	3,011.8
Non-current liabilities
Provisions	13	135.6	138.1	138.2
Derivative financial instruments	5	8.0	415.5	2.6
Deferred tax	12	460.6	395.2	473.1
Other creditors	14	—	2.8	12.4
Non-current maturities of debt	11	3,335.0	3,528.4	3,928.6
Total non-current liabilities		3,939.2	4,480.0	4,554.9
Shareholders’ equity
Issued share capital	15	6.8	7.0	7.3
Share premium account	15	719.4	719.4	719.4
Other undenominated capital		3.2	3.0	2.7
Retained earnings		4,181.9	4,077.9	3,456.8
Other reserves	16	303.6	(338.4)	236.8
Shareholders’ equity		5,214.9	4,468.9	4,423.0
Total liabilities and shareholders’ equity		13,250.7	12,361.8	11,989.7

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Income Statement

		Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2019	2018	2017
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	17	5,261.1	5,134.0	4,868.2
Ancillary revenues	17	2,436.3	2,017.0	1,779.6
Total operating revenues	17	7,697.4	7,151.0	6,647.8
Operating expenses
Fuel and oil		(2,427.3)	(1,902.8)	(1,913.4)
Airport and handling charges		(1,061.5)	(938.6)	(864.8)
Staff costs	18	(984.0)	(738.5)	(633.0)
Route charges		(745.2)	(701.8)	(655.7)
Depreciation	2	(640.5)	(561.0)	(497.5)
Marketing, distribution and other		(547.3)	(410.4)	(322.3)
Maintenance, materials and repairs		(190.9)	(148.3)	(141.0)
Aircraft rentals		(83.9)	(82.3)	(86.1)
Total operating expenses		(6,680.6)	(5,483.7)	(5,113.8)
Operating profit		1,016.8	1,667.3	1,534.0
Other income/(expense)
Finance expense	20	(59.1)	(60.1)	(67.2)
Finance income		3.7	2.0	4.2
Foreign exchange gain/(loss)		(3.5)	2.1	(0.7)
Gain on sale of associate	3	6.0	—	—
Share of associate losses	3	(15.8)	—	—
Total other income/(expenses)		(68.7)	(56.0)	(63.7)
Profit before tax		948.1	1,611.3	1,470.3
Tax expense on profit	12	(63.1)	(161.1)	(154.4)
Profit for the year – all attributable to equity holders of parent		885.0	1,450.2	1,315.9
Basic earnings per ordinary share (€)	22	0.7739	1.2151	1.0530
Diluted earnings per ordinary share (€)	22	0.7665	1.2045	1.0464
Number of weighted average ordinary shares (in Ms)	22	1,143.6	1,193.5	1,249.7
Number of weighted average diluted shares (in Ms)	22	1,154.6	1,204.0	1,257.5

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Comprehensive Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
Profit for the year	885.0	1,450.2	1,315.9

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Cash-flow hedge reserve-effective portion of fair value changes to derivatives, net of tax:
Effective portion of changes in fair value of cash-flow hedges	325.5	(809.5)	927.1
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	59.6	108.4	109.7
Net change in fair value of cash-flow hedges transferred to profit or loss	249.2	119.5	(514.3)
Net movements in cash-flow hedge reserve	634.3	(581.6)	522.5

Total other comprehensive income/(loss) for the year, net of income tax	634.3	(581.6)	522.5
Total comprehensive income for the year – all attributable to equity holders of parent	1,519.3	868.6	1,838.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other		Other Reserves
	Ordinary	Share	Premium	Retained	Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the year	—	—	—	1,315.9	—	—	—	—	1,315.9
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	—	522.5	—	522.5
Total other comprehensive income	—	—	—	—	—	—	522.5	—	522.5
Total comprehensive income	—	—	—	1,315.9	—	—	522.5	—	1,838.4
Transactions with owners of the Company, recognised directly in equity
Share-based payments	—	—	—	—	—	—	—	5.7	5.7
Repurchase of ordinary equity shares	—	—	—	(1,017.9)	—	—	—	—	(1,017.9)
Cancellation of repurchased ordinary shares	(72.3)	(0.4)	—	—	0.4	—	—	—	—
Treasury shares cancelled	(0.5)	—	—	(7.3)	—	7.3	—	—	—
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	—	221.9	14.9	4,423.0
Profit for the year	—	—	—	1,450.2	—	—	—	—	1,450.2
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	—	(581.6)	—	(581.6)
Total other comprehensive income/(loss)	—	—	—	—	—	—	(581.6)	—	(581.6)
Total comprehensive income	—	—	—	1,450.2	—	—	(581.6)	—	868.6
Transactions with owners of the Company, recognised directly in equity
Share-based payments	—	—	—	—	—	—	—	6.4	6.4
Repurchase of ordinary equity shares	—	—	—	(829.1)	—	—	—	—	(829.1)
Cancellation of repurchased ordinary shares	(46.7)	(0.3)	—	—	0.3	—	—	—	—
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	—	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	—	—	—	(249.4)	—	—	—	—	(249.4)
Adj. balance at March 31, 2018	1,171.2	7.0	719.4	3,828.5	3.0	—	(359.7)	21.3	4,219.5
Profit for the year	—	—	—	885.0	—	—	—	—	885.0
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	—	634.3	—	634.3
Total other comprehensive income	—	—	—	—	—	—	634.3	—	634.3
Total comprehensive income	—	—	—	885.0	—	—	634.3	—	1,519.3
Transactions with owners of the Company, recognised directly in equity
Share-based payments	—	—	—	—	—	—	—	7.7	7.7
Repurchase of ordinary equity shares (net of stamp duty)	—	—	—	(531.6)	—	—	—	—	(531.6)
Cancellation of repurchased ordinary shares	(37.8)	(0.2)	—	—	0.2	—	—	—	—
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	—	274.6	29.0	5,214.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

	Note	Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2019	2018	2017
		€M	€M	€M
Operating activities
Profit after tax		885.0	1,450.2	1,315.9
Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation	2	640.5	561.0	497.5
(Increase)/decrease in inventories	6	0.8	(0.6)	0.2
Tax expense on profit	12	63.1	161.1	154.4
Share-based payments	18	7.7	6.4	5.7
(Increase)/decrease in trade receivables	8	(1.9)	(3.3)	11.8
(Increase) in other assets		(2.1)	(14.1)	(76.0)
Increase/(decrease) in trade payables		324.2	(44.5)	63.5
Increase in accrued expenses		198.6	241.1	144.7
(Decrease) in other creditors		(2.8)	(9.6)	(20.1)
(Decrease) in provisions	13	(2.5)	(0.1)	(11.0)
(Increase)/decrease in finance income		(0.5)	0.7	2.4
(Decrease)/increase in finance expense		(1.5)	3.8	(0.2)
Gain on sale of associate	3	(6.0)	—	—
Share of associate losses	3	15.8	—	—
Income tax paid	12	(100.9)	(118.9)	(161.6)
Net cash provided by operating activities		2,017.5	2,233.2	1,927.2
Investing activities
Capital expenditure (purchase of property, plant and equipment)	2	(1,546.7)	(1,470.6)	(1,449.8)
(Increase)/decrease in restricted cash	9	(0.3)	(22.8)	1.2
Decrease in financial assets: cash > 3 months		646.1	774.0	157.8
Acquisition of subsidiary (net of cash acquired)	3	(86.5)	—	—
Investment in associate	3	(15.0)	—	—
Net cash used in investing activities		(1,002.4)	(719.4)	(1,290.8)
Financing activities
Shareholder returns (net of tax)		(531.6)	(829.1)	(1,017.9)
Proceeds from long term borrowings	11	99.9	65.2	793.4
Repayments of long term borrowings	11	(422.8)	(458.9)	(447.1)
Net cash used in financing activities	24	(854.5)	(1,222.8)	(671.6)
Increase/(decrease) in cash and cash equivalents		160.6	291.0	(35.2)
Cash and cash equivalents at beginning of year		1,515.0	1,224.0	1,259.2
Cash and cash equivalents at end of year	11	1,675.6	1,515.0	1,224.0

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		3.2	2.9	6.6
Interest expense paid		(60.6)	(56.1)	(69.5)

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2019 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

(i)	Business activity

Ryanair DAC and its subsidiaries (“Ryanair DAC”) has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair DAC. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the “Company”). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as “Ryanair Holdings plc” (or “we”, “our”, “us”, “Ryanair” or the “Company”) and currently operate a low-fares airline headquartered in Dublin, Ireland. In 2017 Ryanair Holdings incorporated Ryanair Sun and in 2018 it acquired Laudamotion. The principal trading activities of the Group are undertaken by Ryanair DAC, Ryanair Sun and Laudamotion.

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2019.  In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

(iii) Basis of preparation

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

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2018 and therefore have been applied by the Group for the first time in these consolidated financial statements:

IFRS 15: “Revenue from Contracts with Customers including Amendments to IFRS 15” (effective for fiscal periods beginning on or after January 1, 2018):

The Group has adopted IFRS 15 with effect from April 1, 2018. The standard establishes a five-step model to determine when to recognise revenue and at what amount.  Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.

The impact of initially applying the standard is mainly attributed to certain ancillary revenue streams where the recognition of revenue is deferred under IFRS 15 to the flight date where it was previously recognised on the date of booking.  For the majority of our revenue, the manner in which we previously recognised revenue is consistent with the requirements of IFRS 15.  The change in the timing of ancillary revenue recognition means that an increased amount of revenue will be recognised in the first half of the year under IFRS 15, with less revenue recognised in the second half of the year, particularly in Quarter 4.

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. April 1, 2018). Accordingly, the comparatives have not been restated – i.e. they are presented, as previously reported, under IAS 18 and related interpretations.  The impact on transition to IFRS 15 was a reduction in retained earnings (net of tax) of €249m at April 1, 2018.

The impact of adopting IFRS 15 on the Group’s balance sheet as at March 31, 2019 was an increase in the amount of unearned revenue of €287m, compared with the amount that would have been recognised under IAS 18 and related interpretations. The impact on the income statement and the statement of comprehensive income is to decrease ancillary revenue in the year ended March 31, 2019 by €38m.

IFRS 9: “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2018)

The Group has adopted IFRS 9 with effect from April 1, 2018 and has not restated comparative information.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets, excluding derivatives, are accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held. Accordingly, no transition adjustment to carrying values arose in the year ended March 31, 2019. Neither was there a material increase in provisions as a result of applying the new expected loss impairment model to our financial assets as a result of adoption of IFRS 9 in the year ended March 31, 2019.  All of Ryanair’s financial assets continue to be held at amortised cost.  The Group has elected not to adopt the new general hedge accounting model in IFRS 9.

The following other changes to IFRS became effective for the Group during the financial year:

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

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the year ended March 31, 2019.

(v) Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged. More detailed transitional impact for IFRS 16 is included below. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	IFRS 16: “Leases” (effective for fiscal periods beginning on or after January 1, 2019) (see below)
•	IFRIC 23: “Uncertainty over Income Tax Treatments” (effective for fiscal periods beginning on or after January 1, 2019)
•	Amendments to IFRS 9: “Prepayment Features with Negative Compensation” (effective for fiscal periods beginning on or after January 1, 2019) (see below)
•	Amendments to IAS 28: “Long-term interests in Associates and Joint Ventures” (effective for fiscal periods beginning on or after January 1, 2019)
•	Annual improvements to IFRS Standards 2015-2017 Cycle (effective for fiscal periods beginning on or after January 1, 2019)
•	Amendments to IAS 19: “Plan Amendment, Curtailment or Settlement” (effective for fiscal periods beginning on or after January 1, 2019)
•	Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)*
•	Amendments to IFRS 3: “Business Combinations” (effective for fiscal periods beginning on or after January 1, 2020)*
•	Amendments to IAS 1 and IAS 8: “Definition of Material” (effective for fiscal periods beginning on or after January 1, 2020)*
•	IFRS 17: Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2021)*

*These standards or amendments to standards are not as yet EU endorsed

IFRS 16: Leases (effective for fiscal periods beginning on or after January 1, 2019):

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at April 1, 2019.

The Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low-value assets and has applied the exemption not to recognise right-of-use assets and liabilities for leases with less than 12 months of lease term.

The standard is effective for fiscal periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  Ryanair does not intend to early adopt IFRS 16.

The impact of the IFRS 16 transition will increase non-current assets on April 1, 2019 by €130m, increase liabilities by €140m and reduce equity (and distributable reserves) by €10m.

(vi) Critical accounting policies

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

Long-lived assets

As of March 31, 2019, Ryanair had €9.0bn of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from the Boeing Company (“Boeing”), the manufacturer of all of the Company’s owned aircraft, and other data available in the marketplace. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilisation of the aircraft, changes to governmental regulations on aging aircraft, and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

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

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2019. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

(viii) Summary of significant accounting policies

Accounting for business combinations

Business combinations are accounted for using the acquisition method from the date that control is transferred to the Group. Under the acquisition method, consideration transferred is measured at fair value on the acquisition date, as are the identifiable assets acquired and liabilities assumed. When the initial values of assets and liabilities in a business combination have been determined provisionally, any subsequent adjustments to the values allocated to the identifiable assets and liabilities (including contingent liabilities) are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting. Acquisition related costs are expensed in the period incurred.

Accounting for subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to (has rights to) variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The results of subsidiary undertakings acquired during the year are included in the consolidated income statement from the date at which control of the entity was obtained. They continue to be included in the consolidated income statement until control ceases.

Accounting for investments in associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating decisions of the entity, but is not control over these policies. The Company’s investment in associates was accounted for using the equity method. The consolidated income statement reflects the Company’s share of profit/losses after tax of the associate. Investments in associates are carried on the consolidated balance sheet at cost adjusted for post-acquisition changes in the Company’s share of net assets, less any impairment in value. If necessary, any impairment losses on the carrying amount of the investment in the associate are reported within the Company’s share of equity accounted investments results in the consolidated income statement. If the Company’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associate.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance of operating segments. The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, and ancillary services including hotel, travel insurance and internet and other related services to third parties, across a European route network. The new group structure announced in February 2019 comes into effect after March 31, 2019, accordingly the Group remained managed as a single business unit and is reported as a single reportable segment.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, “Presentation of Financial Statements”.

Expenses are classified and presented in accordance with the nature-of-expenses method. We disclose separately on the face of the income statement, within other income and expense, gain on sale of associates, share of associate losses and gains or losses on disposal of property, plant and equipment. The presentation of gains or losses on the disposal of property, plant and equipment within other income/(expense) accords with industry practice.

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

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised, until such time as the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Number of Owned Aircraft
Aircraft Type	at March 31, 2019	Useful Life	Residual Value
Boeing 737-800s	429 (a)	23 years from date of	15% of current market value of new
		manufacture	aircraft, determined periodically

(a)	The Group operated 471 aircraft as of March 31, 2019, of which 26 were leased Boeing 737-800 aircraft and 16 were leased Airbus A320 aircraft.

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

Other financial assets

Other financial assets comprise cash deposits of greater than three months’ maturity. All amounts are categorised as amortised cost (prior years: “loans and receivables”) and are recognised initially at fair value and then subsequently at amortised cost, using the effective interest method in the balance sheet.

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

Cash and cash equivalents

Cash represents cash held at banks and available on demand, and is categorised for measurement purposes as amortised cost (prior years “loans and receivables”).

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase. Deposits with maturities greater than three months but less than one year are recognised as short-term investments, are categorised as amortised cost (prior years “loans and receivables”) and are carried initially at fair value and then subsequently at amortised cost, using the effective- interest method.

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

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain employees. The fair value of the services received is measured by reference to the fair value of the share options on the date of the grant. The grant measurement date is the date that a shared understanding of the terms of the award is established between the Company and the employee. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. To the extent that service is provided prior to the grant measurement date, the fair value of the share options is initially estimated and re-measured at each balance sheet date until the grant measurement date is achieved. The fair value of the options granted is determined using a binomial lattice option- pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

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

Dividend distributions are recognised as a liability in the period in which the dividends are declared by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2019
Cost
At March 31, 2018	11,303.5	82.7	40.7	62.7	4.3	11,493.9
Additions in year	1,485.2	2.4	47.2	11.7	0.2	1,546.7
Disposals in year	(159.5)	(7.0)	—	(0.1)	—	(166.6)
At March 31, 2019	12,629.2	78.1	87.9	74.3	4.5	12,874.0
Depreciation
At March 31, 2018	3,251.3	29.5	32.9	53.3	3.5	3,370.5
Charge for year	624.9	3.6	5.3	6.3	0.4	640.5
Eliminated on disposal	(159.5)	(7.0)	—	(0.1)	—	(166.6)
At March 31, 2019	3,716.7	26.1	38.2	59.5	3.9	3,844.4
Net book value
At March 31, 2019	8,912.5	52.0	49.7	14.8	0.6	9,029.6

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2018
Cost
At March 31, 2017	10,045.2	77.8	36.7	56.7	4.0	10,220.4
Additions in year	1,452.7	7.6	4.0	6.0	0.3	1,470.6
Disposals in year	(194.4)	(2.7)	—	—	—	(197.1)
At March 31, 2018	11,303.5	82.7	40.7	62.7	4.3	11,493.9
Depreciation
At March 31, 2017	2,898.7	28.6	29.6	46.7	3.0	3,006.6
Charge for year	547.0	3.6	3.3	6.6	0.5	561.0
Eliminated on disposal	(194.4)	(2.7)	—	—	—	(197.1)
At March 31, 2018	3,251.3	29.5	32.9	53.3	3.5	3,370.5
Net book value
At March 31, 2018	8,052.2	53.2	7.8	9.4	0.8	8,123.4

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2017
Cost
At March 31, 2016	8,666.4	70.8	32.4	50.6	3.6	8,823.8
Additions in year	1,432.0	7.0	4.3	6.1	0.4	1,449.8
Disposals in year	(53.2)	—	—	—	—	(53.2)
At March 31, 2017	10,045.2	77.8	36.7	56.7	4.0	10,220.4
Depreciation
At March 31, 2016	2,467.7	25.1	26.7	40.2	2.6	2,562.3
Charge for year	484.2	3.5	2.9	6.5	0.4	497.5
Eliminated on disposal	(53.2)	—	—	—	—	(53.2)
At March 31, 2017	2,898.7	28.6	29.6	46.7	3.0	3,006.6
Net book value
At March 31, 2017	7,146.5	49.2	7.1	10.0	1.0	7,213.8

At March 31, 2019, aircraft with a net book value of €2,394.9m (2018:  €2,934.9m; 2017:  €3,442.4m) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s new Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2019, the cost and net book value of aircraft included advance payments on aircraft of €711.4m (2018:  €558.4m; 2017:  €687.0m). Such amounts are not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

The net book value of assets held under finance leases at March 31, 2019, 2018 and 2017 was €197.8m, €267.2m and €362.8m, respectively.

During the fiscal year 2019,  €nil (2018:  €3.1m; 2017:  €1.4m) of borrowing costs were capitalized as part of property, plant and equipment.  (Borrowing costs had been capitalized in prior years as follows: 2018:  1.125%; 2017:  1.125%).

3.           Business combinations

Acquisition of a Subsidiary

In April 2018, the Company purchased a 24.9% stake in Laudamotion for consideration of €15 million. This investment was accounted for using the equity method.  In August 2018, the Company acquired a further 50.1% of the shares and voting interests in Laudamotion. As a result, the Group’s equity interest increased from 24.9% to 75%, with a put option over the remaining 25%. From this date, the Group had a controlling interest and Laudamotion has been accounted for as a consolidated subsidiary. In December 2018, the Company subsequently exercised the put option and increased its holding in Laudamotion to 100%.

As part of purchase accounting, Ryanair recognized a gain on sale of associate of €6 million within the consolidated income statement.  The put option over the remaining 25% ownership interest in Laudamotion was accounted for under the anticipated acquisition method i.e. the 25% residual interest was deemed to have been acquired at the date of acquisition and the financial liability arising from the put option was included in the consideration transferred at its fair value of €6 million (see table below).

Laudamotion provides the Group access to valuable landing slots at slot constrained airports in Germany, Austria and Spain.

Consideration transferred and assets and liabilities assumed

The following table summarises the fair value of assets acquired and liabilities assumed at the date of acquisition of control and the consideration transferred to acquire control of Laudamotion:

Year ended
March 31,
2019
€M
Consideration:
Consideration (liabilities and cash paid)	32.0
Fair value of existing equity interest	6.0
Settlement of pre-existing loans	60.5
98.5

Net assets acquired:
Intangible assets	99.6
Cash and cash equivalents	7.0
Other assets acquired	43.4
Liabilities assumed	(51.5)
98.5

The excess of the purchase consideration over the acquired assets and assumed liabilities, was entirely attributable to the value of identifiable intangible assets acquired, being the aforementioned landing slots.  Accordingly, no goodwill was recognised in respect of the Laudamotion acquisition.  Further, no contingent liabilities were recognised in respect of the Laudamotion acquisition.

In the year ended March 31, 2019, Laudamotion contributed revenue of €134.5m and an operating loss of €172.9m to the Group’s results. Ryanair also recognised €15.8m in share of losses in associate prior to consolidation of Laudamotion in August 2018, and recognised a deferred tax credit of €43.2m relating to the recognition of a deferred tax asset in respect of Laudamotion’s post-acquisition losses.  The Company projects the availability of sufficient future profits, to utilise these losses.

If the acquisition date for the Lauda business combination had been at the beginning of the year, Lauda would have contributed the following revenue and loss for the year to the Group’s results:

Year ended
March 31,
2019
€M
Revenue	172.0
Loss for the year	(171.7)

4.           Intangible assets

	At March 31,
	2019	2018	2017
Landing rights	€M	€M	€M

Balance at 1 April	46.8	46.8	46.8
Acquisition through business combinations	99.6	—	—

Balance at 31 March	146.4	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Laudamotion in fiscal year 2019.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 6% for 2019, 6% for 2018 and 4% for 2017.

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

The Company’s historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. In June 2019 the Board of Directors amended the Company’s Treasury policy to hedge approximately 50% of fuel commodity exposures on a 12 to 18 month rolling basis, starting with fiscal year 2021. At July 25, 2019, the Company had hedged approximately 90% (2018:  90%, 2017:  90%) of its estimated fuel exposure for the next fiscal year and approximately 37% of its estimated fuel exposure for the fiscal year 2021.

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

The Company utilises a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Company’s balance sheet and have been utilised to hedge against these particular risks arising in the normal course of the Company’s business. All have been designated as hedging derivatives for the purposes of IAS 39 / IFRS 9 and are fully set out below.

Derivative financial instruments, all of which have been recognised at fair value in the Company’s balance sheet, are analysed as follows:

	At March 31,
	2019	2018	2017
	€M	€M	€M
Non-current assets
Gains on cash-flow hedging instruments – maturing after one year	227.5	2.6	23.0
	227.5	2.6	23.0
Current assets
Gains on cash flow hedging instruments – maturing within one year	308.7	212.1	286.3
	308.7	212.1	286.3
Total derivative assets	536.2	214.7	309.3
Current liabilities
Losses on cash flow hedging instruments – maturing within one year	(189.7)	(190.5)	(1.7)
	(189.7)	(190.5)	(1.7)
Non-current liabilities
Losses on cash flow hedging instruments – maturing after one year	(8.0)	(415.5)	(2.6)
	(8.0)	(415.5)	(2.6)
Total derivative liabilities	(197.7)	(606.0)	(4.3)
Net derivative financial instrument position at year-end	338.5	(391.3)	305.0

All of the above gains and losses were unrealised at the year-end.

The table above includes the following derivative arrangements:

	Fair value	Fair value	Fair value
	2019 (a)	2018 (a)	2017 (a)
	€M	€M	€M
Cross currency swaps (b)
Less than one year	1.7	(0.7)	1.6
Between one and five years	2.3	(6.0)	6.3
	4.0	(6.7)	7.9
Foreign currency forward contracts (c)
Less than one year	307.0	(187.4)	224.8
Between one and five years	212.7	(407.0)	11.9
After five years	—	—	2.2
	519.7	(594.4)	238.9
Commodity forward contracts (d)
Less than one year	(189.7)	209.8	58.2
Between one and five years	4.5	—	—
	(185.2)	209.8	58.2
Net derivative position at year end	338.5	(391.3)	305.0

(a)	The derivative arrangements in the above table have been netted for disclosure purposes only. The amounts included on the Balance Sheet are gross amounts.

(b)

Cross currency swap financial assets all relate to cross currency interest rate swaps at March 31, 2019 (see Note 11 to the consolidated financial statements).  In prior years, both cross currency interest rate swaps and interest rate swaps were used to hedge the company’s exposure to interest rate fluctuations.

(c)

Additional information in relation to the above cross currency swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.

(d)	€185.2m commodity forward contracts relate to jet fuel derivative financial liabilities of €189.7m and financial assets of €4.5m (see Note 11 of the consolidated financial statements).

The Company enters in to derivative transactions with a number of different counterparties with which there are International Swaps and Derivatives Association (“ISDA”) master agreements in place. As the Company does not intend to settle derivatives net, nor is any collateral posted for derivative transactions, no netting has been applied to the derivative balances. Of the Company’s total derivative assets of €536.2m,  €72.2m are available for offset against derivative liabilities under master netting arrangements.

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

The European Union Emissions Trading System (“EU ETS”) began operating for airlines on January 1, 2012. Ryanair recognises the cost associated with the purchase of carbon credits as part of the EU ETS as an expense in the income statement. This expense is recognised in line with fuel consumed during the fiscal year as the Company’s carbon emissions and fuel consumption are directly linked.

The (gains)/losses arising on the hedging of aircraft capital expenditure are recognised as part of the capitalised cost of aircraft additions, within property, plant and equipment. The (gains)/losses arising on the hedging of interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft firm commitments) are recognised in the income statement when the hedged transaction occurs.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2019	2018	2017
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for (gains)/losses recognised in fuel and oil operating expenses, net of tax	256.4	117.8	(504.6)
Interest rate swaps
Reclassification adjustments for (gains)/losses recognised in finance expense, net of tax	0.5	2.3	1.1
Foreign currency forward contracts
Reclassification adjustments for (gains) recognised in fuel and oil operating expenses, net of tax	(7.7)	(0.5)	(10.8)
	249.2	119.6	(514.3)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2019	2018	2017
	€M	€M	€M
Foreign currency forward contracts
Recognised in property plant and equipment – aircraft additions	59.6	108.4	109.7
	59.6	108.4	109.7

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur and to impact on profit or loss, or property, plant and equipment as of March 31, 2019, 2018 and 2017:

	Net	Expected
	Carrying	Cash
	Amount	Flows	2020	2021	2022	2023	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2019
Cross-currency swaps	4.0	4.0	1.7	1.2	0.8	0.4	(0.1)
U.S. dollar currency forward contracts	235.0	235.0	208.8	26.2	—	—	—
U.S. dollar currency forward contracts to be capitalised in property, plant and equipment - aircraft additions	284.7	284.7	98.2	79.6	59.3	36.2	11.4
Commodity forward contracts	(185.2)	(185.2)	(189.7)	4.5	—	—	—
	338.5	338.5	119.0	111.5	60.1	36.6	11.3

	Net	Expected
	Carrying	Cash
	Amount	Flows	2019	2020	2021	2022	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2018
Interest rate swaps	(6.7)	(6.7)	(0.7)	(0.2)	(0.6)	(1.0)	(4.2)
U.S. dollar currency forward contracts	(181.4)	(181.4)	(153.4)	(28.4)	0.4	—	—
U.S. dollar currency forward contracts to be capitalised in property, plant and equipment - aircraft additions	(413.0)	(413.0)	(34.0)	(75.5)	(82.9)	(99.7)	(120.9)
Commodity forward contracts	209.8	209.8	209.8	—	—	—	—
	(391.3)	(391.3)	21.7	(104.1)	(83.1)	(100.7)	(125.1)

	Net	Expected
	Carrying	Cash
	Amount	Flows	2018	2019	2020	2021	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2017
Interest rate swaps	7.9	7.5	1.5	0.2	1.9	1.5	2.4
U.S. dollar currency forward contracts	238.9	238.9	224.8	6.4	2.9	1.7	3.1
Commodity forward contracts	58.2	58.2	58.2	—	—	—	—
	305.0	304.6	284.5	6.6	4.8	3.2	5.5

Derivative transactions entered into by the Company with any particular counterparty are not settled net and there are no provisions within these agreements to off-set similar transactions.

6.           Inventories

	At March 31,
	2019	2018	2017
	€M	€M	€M
Consumables	2.9	3.7	3.1

7.           Other assets

	At March 31,
	2019	2018	2017
	€M	€M	€M
Prepayments	237.2	235.2	221.1
Interest receivable	0.8	0.3	1.0
	238.0	235.5	222.1

All amounts fall due within one year.

8.           Trade receivables

	At March 31,
	2019	2018	2017
	€M	€M	€M
Trade receivables	59.6	57.7	54.4
Allowance for impairment	(0.1)	(0.1)	(0.1)
	59.5	57.6	54.3

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2018: nil; 2017: nil).  There were no bad debt write-offs in the year (2018: nil; 2017: nil).

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2019, at March 31, 2018 or at March 31, 2017.

At March 31, 2019, €0.8m (2018: €0.8m; 2017: €0.8m) of our total accounts receivable balance were past due, of which €0.2m (2018: €0.2m; 2017: €0.2m) was impaired and provided for (50% loss allowance) and €0.6m (2018: €0.6m; 2017: €0.6m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

9.           Restricted cash

Restricted cash consists of €34.9m (2018: €34.6m; 2017: €11.8m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

10.         Accrued expenses and other liabilities

	At March 31,
	2019	2018	2017
	€M	€M	€M
Accruals	320.8	445.5	348.0
Indirect tax and duties	709.0	648.4	576.4
Unearned revenue	1,962.3	1,408.3	1,332.8
	2,992.1	2,502.2	2,257.2

Indirect tax and duties comprises:

	At March 31,
	2019	2018	2017
	€M	€M	€M
PAYE (payroll taxes)	20.1	15.7	9.5
Other tax (principally air passenger duty in various countries)	688.9	632.7	566.9
	709.0	648.4	576.4

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

(a)          Financial assets and financial liabilities – fair values

The carrying value and fair value of the Company’s financial assets by class and measurement category at March 31, 2019, 2018 and 2017 were as follows:

		Cash-	Total
	Amortised	Flow	Carrying	Total Fair
	Cost	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2019
Cash and cash equivalents	1,675.6	—	1,675.6	—
Financial asset: cash > 3 months	1,484.4	—	1,484.4	—
Restricted cash	34.9	—	34.9	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	527.7	527.7	527.7
- Cross-currency swaps	—	4.0	4.0	4.0
- Jet fuel derivative contracts	—	4.5	4.5	4.5
Trade receivables	59.5	—	59.5	—
Other assets	0.8	—	0.8	—
Total financial assets at March 31, 2019	3,255.2	536.2	3,791.4	536.2

		Cash-	Total
	Loans and	Flow	Carrying	Total Fair
	Receivables	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2018
Cash and cash equivalents	1,515.0	—	1,515.0	—
Financial asset: cash > 3 months	2,130.5	—	2,130.5	—
Restricted cash	34.6	—	34.6	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	4.6	4.6	4.6
- Interest rate swaps	—	0.3	0.3	0.3
- Jet fuel derivative contracts	—	209.8	209.8	209.8
Trade receivables	57.6	—	57.6	—
Other assets	0.3	—	0.3	—
Total financial assets at March 31, 2018	3,738.0	214.7	3,952.7	214.7

		Cash-	Total
	Loans and	Flow	Carrying	Total Fair
	Receivables	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2017
Cash and cash equivalents	1,224.0	—	1,224.0	—
Financial asset: cash > 3 months	2,904.5	—	2,904.5	—
Restricted cash	11.8	—	11.8	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	239.4	239.4	239.4
- Interest rate swaps	—	11.7	11.7	11.7
- Jet fuel derivative contracts	—	58.2	58.2	58.2
Trade receivables	54.3	—	54.3	—
Other assets	1.0	—	1.0	—
Total financial assets at March 31, 2017	4,195.6	309.3	4,504.9	309.3

The Company has not disclosed the fair value of the financial instruments: cash and cash equivalents, financial assets: cash > 3 months with maturities less than 1 year, restricted cash, trade receivables and other assets because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Total
	Amortised	Cash-Flow	Carrying	Total Fair
	Cost	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2019
Current and non-current maturities of debt	3,644.4	—	3,644.4	3,725.3
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	8.0	8.0	8.0
-Jet fuel derivative contracts	—	189.7	189.7	189.7
-Interest rate swaps	—	—	—	—
Trade payables	573.8	—	573.8	—
Accrued expenses	320.8	—	320.8	—
Total financial liabilities at March 31, 2019	4,539.0	197.7	4,736.7	3,923.0

At March 31, 2018
Current and non-current maturities of debt	3,963.0	—	3,963.0	4,061.0
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	599.0	599.0	599.0
-Jet fuel derivative contracts	—	—	—	—
-Interest rate swaps	—	7.0	7.0	7.0
Trade payables	249.6	—	249.6	—
Accrued expenses	445.5	—	445.5	—
Total financial liabilities at March 31, 2018	4,658.1	606.0	5,264.1	4,667.0

At March 31, 2017
Current and non-current maturities of debt	4,384.5	—	4,384.5	4,474.4
Derivative financial instruments:
-GBP currency forward contracts	—	0.5	0.5	0.5
-Jet fuel derivative contracts	—	—	—	—
-Interest rate swaps	—	3.8	3.8	3.8
Trade payables	294.1	—	294.1	—
Accrued expenses	348.0	—	348.0	—
Total financial liabilities at March 31, 2017	5,026.6	4.3	5,030.9	4,478.7

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

Financial instruments measured at fair value

Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value. (Level 2)

Derivatives – currency forwards and aircraft jet fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2019 has been used to establish fair value. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value. (Level 2)

Financial instruments not measured at fair value

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

•	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2019
Assets measured at fair value
Cash-flow hedges – U.S. dollar currency forward contracts	—	527.7	—	527.7
Cash-flow hedges – jet fuel derivative contracts	—	4.5	—	4.5
Cash-flow hedges – cross-currency swaps	—	4.0	—	4.0
	—	536.2	—	536.2
Liabilities measured at fair value
Cash-flow hedges – U.S. currency forward contracts	—	8.0	—	8.0
Cash-flow hedges – jet fuel derivative contracts	—	189.7	—	189.7
Cash-flow hedges – interest rate swaps	—	—	—	—
	—	197.7	—	197.7
Liabilities not measured at fair value
Long-term debt	—	3,725.3	—	3,725.3
	—	4,459.2	—	4,459.2

During the year ended March 31, 2019, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

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

(b)          Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2019	2018	2017
	€M	€M	€M
Jet fuel forward contracts – fair value	(185.2)	209.8	58.2
	(185.2)	209.8	58.2

All of the above commodity contracts are matched against highly probable forecast commodity cash flows.

(c)          Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2019, the Company had total borrowings of €3,644.4m (2018:  €3,963.0m; 2017:  €4,384.5m) from various financial institutions and the debt capital markets. Financing for the acquisition of 144 Boeing 737-800 “next generation” aircraft (2018:  153; 2017:  174) was provided on the basis of guarantees granted by the Export-Import Bank of the United States. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to three unsecured Eurobonds, two for €850m and one for  €750m,  42 aircraft held under finance leases (2018:  16; 2017:  22) and 3 aircraft financed by way of other commercial debt (2018:  6; 2017:  6).

The maturity profile of the Company’s financial liabilities (aircraft provisions, trade payables and accrued expenses) at March 31, 2019 was as follows:

	Weighted
	average
	rate	2020	2021	2022	2023	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term debt	2.52%	75.8	63.3	64.9	62.5	63.8	330.3
Unsecured long term debt	1.30%	34.0	34.0	876.9	877.5	819.7	2,642.1
Long term debt	1.44%	109.8	97.3	941.8	940.0	883.5	2,972.4
Finance leases	2.54%	(2.8)	116.0	—	—	—	113.2
Total fixed rate debt		107.0	213.3	941.8	940.0	883.5	3,085.6
Floating rate
Secured long term debt	0.75%	181.1	161.9	105.8	26.0	—	474.8
Finance leases	1.27%	21.4	62.6	—	—	—	84.0
Total floating rate debt	0.83%	202.5	224.5	105.8	26.0	—	558.8
Total financial liabilities		309.5	437.8	1,047.6	966.0	883.5	3,644.4

All of the above debt maturing after 2023 will mature between fiscal year 2023 and fiscal year 2026.

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

The maturity profile of the Company’s financial liabilities (aircraft provisions, trade payables and accrued expenses) at March 31, 2017 was as follows:

	Weighted
	average
	rate	2018	2019	2020	2021	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term-debt	1.91%	96.2	71.7	46.6	33.4	105.9	353.8
Unsecured long term-debt	1.37%	13.5	13.2	13.2	13.2	2,462.1	2,515.2
Debt swapped from floating to fixed	2.59%	60.1	61.7	63.3	64.9	143.4	393.4
Long-term debt after swaps	1.57%	169.8	146.6	123.1	111.5	2,711.4	3,262.4
Finance leases	2.74%	59.5	66.7	(2.9)	116.0	—	239.3
Total fixed rate debt		229.3	213.3	120.2	227.5	2,711.4	3,501.7
Floating rate
Secured long-term debt		216.0	214.9	212.3	193.8	222.0	1,059.0
Debt swapped from floating to fixed		(60.1)	(61.7)	(63.3)	(64.9)	(143.4)	(393.4)
Secured long-term debt after swaps	0.49%	155.9	153.2	149.0	128.9	78.6	665.6
Finance leases	1.01%	70.7	62.6	21.3	62.6	—	217.2
Total floating rate debt	0.84%	226.6	215.8	170.3	191.5	78.6	882.8
Total financial liabilities		455.9	429.1	290.5	419.0	2,790.0	4,384.5

All of the above debt maturing after 2021 will mature between fiscal year 2021 and fiscal year 2025.

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2019	2018	2017
	€M	€M	€M
Balance at start of year	3,963.0	4,384.5	4,023.0
Loans raised for general corporate purposes– euro	99.9	65.2	793.4
Repayments of amounts borrowed	(422.8)	(458.9)	(447.1)
Foreign exchange loss/(gain) on conversion of U.S. dollar loans	4.3	(27.8)	15.2
Balance at end of year	3,644.4	3,963.0	4,384.5
Less than one year	309.4	434.6	455.9
More than one year	3,335.0	3,528.4	3,928.6
	3,644.4	3,963.0	4,384.5

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2020	2021	2022	2023	Thereafter
At March 31, 2019	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
- Fixed rate debt 1.48%	3,085.6	3,242.0	151.6	256.0	980.1	960.6	893.7
- Floating rate debt 0.83%	558.8	562.3	204.8	226.5	105.3	25.7	—
	3,644.4	3,804.3	356.4	482.5	1,085.4	986.3	893.7
Derivative financial instruments
- Currency forward contracts	8.0	8.0	—	—	0.6	4.6	2.8
- Commodity forward contracts	189.7	189.7	189.7	—	—	—	—
Trade payables	573.8	573.8	573.8	—	—	—	—
Accrued expenses	320.8	320.8	320.8	—	—	—	—
Total at March 31, 2019	4,736.7	4,896.6	1,440.7	482.5	1,086.0	990.9	896.5

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2019	2020	2021	2022	Thereafter
At March 31, 2018	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
-Fixed rate debt (excluding swapped debt)	3,096.4	3,144.9	178.2	82.3	189.3	929.4	1,765.7
-Swapped to fixed rate debt	74.4	74.7	14.1	14.5	15.0	15.4	15.7
- Fixed rate debt 1.54%	3,170.8	3,219.6	192.3	96.8	204.3	944.8	1,781.4
- Floating rate debt 0.90%	792.2	799.3	247.4	202.3	224.3	104.4	20.9
	3,963.0	4,018.9	439.7	299.1	428.6	1,049.2	1,802.3
Derivative financial instruments
- Interest rate swaps	7.0	6.5	2.3	1.3	1.0	0.8	1.1
- Currency forward contracts	599.0	599.0	189.5	105.6	83.1	99.7	121.1
- Commodity forward contracts	—	—	—	—	—	—	—
Trade payables	249.6	249.6	249.6	—	—	—	—
Accrued expenses	445.5	445.5	445.5	—	—	—	—
Total at March 31, 2018	5,264.1	5,319.5	1,326.6	406.0	512.7	1,149.7	1,924.5

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2018	2019	2020	2021	Thereafter
At March 31, 2017	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
-Fixed rate debt (excluding swapped debt)	3,108.3	3,302.3	205.1	182.6	83.1	186.1	2,645.4
-Swapped to fixed rate debt	393.4	416.5	77.1	65.3	65.0	65.3	143.8
- Fixed rate debt 1.65%	3,501.7	3,718.8	282.2	247.9	148.1	251.4	2,789.2
- Floating rate debt 0.84%	882.8	892.3	230.1	218.6	172.2	192.4	79.0
	4,384.5	4,611.1	512.3	466.5	320.3	443.8	2,868.2
Derivative financial instruments
- Interest rate swaps	3.8	4.9	1.7	2.2	1.0	—	—
- Currency forward contracts	0.5	0.3	0.1	0.2	—	—	—
- Commodity forward contracts	—	—	—	—	—	—	—
Trade payables	294.1	294.1	294.1	—	—	—	—
Accrued expenses	348.0	348.0	348.0	—	—	—	—
Total at March 31, 2017	5,030.9	5,258.4	1,156.2	468.9	321.3	443.8	2,868.2

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2019, all of the Company’s cash and liquid resources attracted a weighted average interest rate of 0.01% (2018: -0.01%; 2017: 0.04%).

	March 31, 2019		March 31, 2018		March 31, 2017
	Within		Within		Within
	1 year	Total	1 year	Total	1 year	Total
Financial assets	€M	€M	€M	€M	€M	€M
Cash and cash equivalents	1,675.6	1,675.6	1,515.0	1,515.0	1,224.0	1,224.0
Cash > 3 months	1,484.4	1,484.4	2,130.5	2,130.5	2,904.5	2,904.5
Restricted cash	34.9	34.9	34.6	34.6	11.8	11.8
Total financial assets	3,194.9	3,194.9	3,680.1	3,680.1	4,140.3	4,140.3

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

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2019, 2018 and 2017. Such amounts have been translated using the following year-end foreign currency rates in 2019 €/£: 0.8606; €/$: 1.1217 (2018: €/£: 0.8756; €/$:1.2321; 2017: €/£: 0.8555; €/$: 1.0691).

	March 31, 2019			March 31, 2018			March 31, 2017
			euro			euro			euro
	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	17.0	—	19.6	12.2	—	13.9	8.0	—	9.4
U.S. Dollar cash and liquid resources	—	485.2	432.5	—	168.0	136.3	—	10.6	10.0
	17.0	485.2	452.1	12.2	168.0	150.2	8.0	10.6	19.4

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2019, 2018 and 2017. Such amounts have been translated using the following year-end foreign currency rates in 2019 €/£: 0.8606;  €/$: 1.1217 (2018: €/$1.2321; 2017: €/$1.0691).

	March 31, 2019		March 31, 2018		March 31, 2017
		euro		euro		euro
	U.S.$	equiv.	U.S.$	equiv.	U.S.$	equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
U.S dollar long term debt	202.4	180.5	246.1	199.8	288.8	270.1

The Company has entered into cross currency swap arrangements to manage exposures to fluctuations in foreign exchange rates on these U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings.  The fair value of these cross currency swap instruments at March 31, 2019 was €1.7m (2018:  €0.3m; 2017:  €11.3m) which has been classified within current assets (2018: current assets; 2017: current assets), specifically derivative assets falling due within one year (see Note 5 to the consolidated financial statements).

(e)          Credit risk

The Company holds significant cash balances, which are classified as either cash and cash equivalents or financial assets >3 months. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties’ market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties’ systemic importance to the financial systems of their home countries. The Company typically enters into deposits and derivative contracts with parties that have high investment grade credit rating from the main rating agencies, including Standard & Poor’s (“S&P”), Moody’s and Fitch Ratings. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Company is authorised to place funds on deposit for periods up to 3 years. The Board of Directors monitors the return on capital as well as the level of dividends to ordinary shareholders on an ongoing basis.

The Company’s revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is primarily derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2019, €0.8m (2018: €0.8m; 2017: €0.8m) of our total accounts receivable balance were past due, of which €0.2m (2018: €0.2m; 2017: €0.2m) was impaired and provided for (50% loss allowance) and €0.6m (2018: €0.6m; 2017: €0.6m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

(f)          Liquidity and capital management

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

The Company finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2019 of €3,194.9m (2018: €3,680.1m; 2017: €4,140.3m). During the year, the Company funded €1,546.7m in purchases of property, plant and equipment (2018: €1,470.6m; 2017: €1,449.8m). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by general corporate purposes debt capital markets issuances. During the year, the Company funded €560.5m (€531.6m net of tax refund) in share buy-backs (2018: €829.1m; 2017: €1,017.9m). Cash generated from operations has been the principal source for these cash requirements.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition- related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2020.

(g)         Guarantees

The Company has provided €3,796.7 million (2018: €4,118.2 million; 2017: €5,055.2 million) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

(h)           Sensitivity analysis

(i)Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2019, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €5.1m (net of tax) in net interest income and expense in the income statement (2018:  €8.5m;  2017:  €25.8m) and a nil increase or decrease in equity (2018:  €0.5m;  2017:  nil). All of the Group’s interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii)Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2019 would have no impact on the income statement (net of tax) (2018:  nil; 2017:  nil). The same movement of 10% in foreign currency exchange rates would have a positive €893.7m impact (net of tax) on equity if the rate fell by 10% and a negative €731.0m impact (net of tax) if the rate increased by 10% (2018:  €866.1m positive or €708.6m negative; 2017:  €336.1m positive or €410.7m negative).

(i)         Notional principal amounts

(i)Forward foreign exchange contracts:

	Within 1 Year	Greater than 1 Year	Total
	€M	€M	€M
Notional amounts
Forward foreign exchange contracts	4,007.0	4,665.0	8,672.0

The notional principle amount of outstanding forward foreign exchange contracts at March 31, 2019 amounted to €8,672m. These foreign currency exchange contracts are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in US dollars.

(ii)Cross currency swaps:  The Group has cross currency swaps to swap fixed rate US dollar denominated debt of US$98.04m into fixed rate euro debt of €77.84m. As at March 31, 2019 the hedged euro fixed interest rate varies between 1.54% to 1.79% depending on the various tranches.

(iii)Jet fuel forward contracts:  The Group has entered into jet fuel swap forward contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 months. The notional amount of these contracts are €2,482m ($2,784m) at an average hedged rate per tonne of $705.4.

12.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2019	2018	2017
	€M	€M	€M
Current tax liabilities
Corporation tax provision	31.6	36.0	2.9
Total current tax liabilities	31.6	36.0	2.9

Deferred tax assets
Recognition of tax losses	(43.2)	—	—
Total deferred tax assets	(43.2)	—	—

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives and pensions	460.6	395.2	473.1
Total deferred tax liabilities	460.6	395.2	473.1

Total deferred tax liabilities (net)	417.4	395.2	473.1

Total tax liabilities (net)	449.0	431.2	476.0

	At March 31,
	2019	2018	2017
	€M	€M	€M
Reconciliation of current tax
At beginning of year	36.0	2.9	20.9
Corporation tax charge in year	96.5	152.0	143.6
Tax paid	(100.9)	(118.9)	(161.6)
At end of year	31.6	36.0	2.9

	At March 31,
	2019	2018	2017
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year	395.2	473.1	385.5
New temporary differences on property, plant and equipment, derivatives, pensions and other items	22.2	(77.9)	87.6
At end of year	417.4	395.2	473.1

The charge in the year to March 31, 2019 consisted of temporary differences of a charge of €69m for property, plant and equipment, deferred tax losses (including IFRS 15 adjustment of €35.6m) and a credit of €91.2m for derivatives. The charge in the year to March 31, 2018 consisted of temporary differences of a charge of €9.1m for property, plant and equipment recognised in the income statement and a credit of €87.0m for derivatives recognised in other comprehensive income. The charge in the year to March 31, 2017 consisted of temporary differences of a charge of €10.5m for property, plant and equipment and a charge of €0.3m for other temporary differences, both recognised in the income statement, and a charge of €76.6m for derivatives recognised in other comprehensive income.

The components of the tax expense in the income statement were as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
Corporation tax charge in year	96.5	152.0	143.6
Deferred tax charge relating to origination and reversal of temporary differences	(33.4)	9.1	10.8
	63.1	161.1	154.4

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended		Year ended	Year ended
	March 31,		March 31,	March 31,
	2019		2018	2017
	%		%	%
Statutory rate of Irish corporation tax	12.5		12.5	12.5
Adjustments for earnings and losses taxed at other rates	(5.8)	*	(2.9)	(2.2)
Other differences	-		0.4	0.2
Total effective rate of taxation	6.7		10.0	10.5

* Includes the recognition of a deferred tax asset in respect of net operating losses incurred in Laudamotion (taxable at 25%).

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2019	2018	2017
	€M	€M	€M
Defined benefit pension obligations	—	—	—
Derivative financial instruments	(91.2)	(87.0)	76.6
Total tax charge in other comprehensive income	(91.2)	(87.0)	76.6

The majority of current and deferred tax recorded in each of fiscal years 2019, 2018 and 2017 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal year 2019, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2019	2018	2017
	€M	€M	€M
Arising on capital allowances and other temporary differences	375.7	444.7	435.6
Arising on derivatives	42.3	(48.9)	38.1
Arising on pension	(0.6)	(0.6)	(0.6)
Total	417.4	395.2	473.1

The Company recognised all required deferred tax assets and liabilities at March 31, 2019, 2018 and 2017. No deferred tax has been provided for un-remitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Company’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

13.         Provisions

	At March 31,
	2019	2018	2017
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft (a)	130.7	133.2	133.3
Provision for pension obligation (b)	4.9	4.9	4.9
	135.6	138.1	138.2

	At March 31,
	2019	2018	2017
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year	133.2	133.3	144.4
Increase in provision during the year	19.8	13.8	25.6
Utilisation of provision upon the hand-back of aircraft	(22.3)	(13.9)	(36.7)
At end of year	130.7	133.2	133.3

During fiscal year 2019, the Company returned 5 aircraft held under operating lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2019, 2018 and 2017 are as follows:

	Carrying
	Value	2020	2021	2022	2023	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2019
Provision for leased aircraft maintenance	130.7	100.5	18.8	7.6	3.8	—

	Carrying
	Value	2019	2020	2021	2022	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2018
Provision for leased aircraft maintenance	133.2	52.8	57.6	16.2	6.6	—

	Carrying
	Value	2018	2019	2020	2021	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2017
Provision for leased aircraft maintenance	133.3	65.5	36.4	25.3	6.1	—

	At March 31,
	2019	2018	2017
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year	4.9	4.9	4.9
Movement during the year	—	—	—
At end of year	4.9	4.9	4.9

See Note 21 to the consolidated financial statements for further details.

14.         Other creditors

In prior years this consisted of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2019, 5 sale- and-leaseback aircraft were returned and Ryanair did not enter into sale-and-leaseback arrangements for any new Boeing 737-800 “next generation” aircraft (2018: 2; 2017: nil).  Total sale-and-leaseback aircraft at March 31, 2019 was 26.

15.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2019	2018	2017
	€M	€M	€M
Authorised/Share Capital reorganisation
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,133,395,322 ordinary equity shares of 0.600 euro cent each	6.8	—	—
1,171,142,985 ordinary equity shares of 0.600 euro cent each	—	7.0	—
1,217,870,999 ordinary equity shares of 0.600 euro cent each	—	—	7.3

During fiscal year 2016, the Group returned €398m to shareholders via a B share scheme, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis. The Group’s shareholders approved the creation of two new authorised share classes being the ‘B’ Shares and Deferred Shares classes to effect this B share scheme and 1,353,149,541 ‘B’ Shares and 663,060,175 Deferred Shares were subsequently issued. Arising out of the ordinary share consolidation the number of ordinary equity shares in issue was reduced by 33,828,739 ordinary equity shares from 1,353,149,541 immediately prior to the implementation of the B Share scheme to 1,319,320,802 ordinary equity shares in issue upon completion of the B Share scheme and the nominal value of an ordinary equity share was reduced from 0.635 euro cent each to 0.6 euro cent each. All ‘B’ Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the year ended March 31, 2017 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2017.

Other movement in the share capital balance year-on-year principally relates to the cancellation of 37.8m shares relating to share buy-backs (2018: 46.7m; 2017: 72.8m). There were no new shares issued in fiscal year 2019 (2018: nil; 2017: nil).

Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2019	2018	2017
	€M	€M	€M
Balance at beginning of year	719.4	719.4	719.4
Balance at end of year	719.4	719.4	719.4

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

Details of the share options outstanding are set out below:

		Weighted
	Share Options	Average
	M	Exercise Price
Outstanding at March 31, 2016	17.3	€6.97
Granted	3.0	€12.0
Forfeited	(0.2)	€9.42
Outstanding at March 31, 2017	20.1	€7.70
Outstanding at March 31, 2018	20.1	€7.70
Granted	20.0	11.12
Forfeited	(0.3)	12.00
Outstanding at March 31, 2019	39.8	€9.38

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2019 was €11.67 (2018: €16.00; 2017: €14.53). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in fiscal year 2019 were €16.72 and €10.04 respectively (fiscal year 2018 were €19.39 and €14.55 respectively; fiscal year 2017 were €14.96 and €10.46 respectively). There were no options exercisable at March 31, 2019 (2018: nil; 2017: nil). The average share price for fiscal year 2019 was €13.28 (2018: €16.95; 2017: €13.28).

There were no options exercised during fiscal years 2019, 2018 and 2017.

At March 31, 2019 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

	Options outstanding
		Weighted-
		average	Weighted-
	Number	remaining	average
Range of exercise	outstanding	contractual life	exercise
price (€)	M	(years)	price (€)
6.25-10.99	17.3	2.95	6.96
11.00-17.55	22.5	6.58	11.24

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €7.7m to the income statement (2018: €6.4m; 2017: €5.7m charge) being recognised within the income statement in accordance with employee services rendered.

Year ended
March 31, 2019

Fair value at grant date	1.68
Share price at grant date	11.12
Exercise price	11.12
Dividend yield	3%
Volatility	25%
Risk free interest rate	—
Expected term (years)	7 years

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

16.         Other equity reserves

The total share based payments reserve at March 31, 2019 was €29.0m (2018: €21.3m; 2017: €14.9m). The treasury reserve amounted to €nil at March 31, 2019 (2018: €nil; 2017: €nil). The total cash-flow hedge reserve amounted to positive €274.6m at March 31, 2019 (2018: negative €359.7m; 2017: positive €221.9m). Further details of the group’s derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

17.         Analysis of operating revenues and segmental analysis

The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, internet and other related services to third parties across a European route network. The Company primarily operates a single fleet of aircraft (455 Boeing 737 aircraft and 16 Airbus A320 aircraft at March 31, 2019), that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to Michael O’Leary, Group CEO, who is the Company’s Chief Operating Decision Maker (CODM). There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.  The new group structure announced in February 2019 comes into effect after March 31, 2019, accordingly the Group remained managed as a single business unit and is reported as a single reportable segment.

When making resource allocation decisions, the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are largely uniform in type.  The objective in making resource allocation decisions is to maximise the consolidated financial results, rather than results on individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the year. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company’s ongoing core operations, such as the impairment of a financial asset investment, accelerated depreciation related to aircraft disposals and one off release of ticket sale revenue. The losses associated with the acquisition of Laudamotion in August 2018, were non-recurring due to the start-up nature of the airline during the year ended March 31, 2019.

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

Reportable segment information is presented as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
External revenues (i)	7,697.4	7,151.0	6,647.8

Reportable segment profit after income tax (ii)	885.0	1,450.2	1,315.9

Other segment information:
Depreciation	(640.5)	(561.0)	(497.5)
Finance expense	(59.1)	(60.1)	(67.2)
Finance income	3.7	2.0	4.2
Capital expenditure – cash	(1,546.7)	(1,470.6)	(1,449.8)

	At March 31,	At March 31,	At March 31,
	2019	2018	2017
	€M	€M	€M
Reportable segment assets	13,250.7	12,361.8	11,989.7
Reportable segment liabilities	8,035.8	7,892.9	7,566.7

(i)	External revenues includes €134.5m of Laudamotion revenues for the year ended March 31, 2019 only.
(ii)	Reportable segment profit after income tax includes €139.5m of Laudamotion losses for the year ended March 31, 2019.

Entity-wide disclosures:

In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other European countries” includes all other countries in which the Group has operations.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
United Kingdom	1,715.3	1,644.7	1,690.3
Italy	1,440.8	1,358.7	1,270.0
Spain	1,005.6	929.6	820.6
Germany	773.2	643.6	543.4
Ireland	529.8	500.6	739.0
Other European countries	2,232.7	2,073.8	1,584.5
	7,697.4	7,151.0	6,647.8

Ancillary Revenues

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services.

Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, room reservations, car hire, travel insurance and other sources, including excess baggage charges and administration fees, all directly attributable to the low-fares business.

All of the Company’s operating profit arises from low-fares airline-related activities, its only business segment. The major revenue earning assets of the Company are its aircraft. As the majority of the Groups’ aircraft were registered in Ireland at March 31, 2019 profits accrue principally in Ireland. Since the Company’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

18.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analysed by category, was as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
Flight and cabin crew	13,911	12,334	11,150
Sales, operations, management and administration	2,027	1,469	1,288
	15,938	13,803	12,438

At March 31, 2019 the Company had a team of 16,840 aviation professionals (2018: 14,583). Fiscal year 2019 includes Laudamotion and Ryanair Sun (Buzz).

The aggregate payroll costs of these persons were as follows:	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
Staff and related costs	929.2	701.5	599.5
Social welfare costs	38.5	24.8	23.0
Other pension costs (a)	8.6	5.8	4.8
Share based payments (b)	7.7	6.4	5.7
	984.0	738.5	633.0

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €8.6m in 2019 including Laudamotion (2018: €5.8m; 2017: €4.8m).

(b)

In the year ended March 31, 2019 the charge in the income statement of €7.7m for share based compensation comprises a charge for the fair value of various share options granted, which are being recognised in the income statement in accordance with services rendered.

19. Statutory and other information	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
Directors’ emoluments:
-Fees	0.7	0.7	0.6
-Share based compensation	1.9	1.5	1.5
-Other emoluments	1.8	1.1	2.0
Total Directors’ emoluments	4.4	3.3	4.1
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.5	0.4	0.4
- Audit related services (ii)	—	0.1	—
- Tax advisory services (iii)	0.2	0.2	0.5
Total fees	0.7	0.7	0.9
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services (i)	0.1	—	—
Audit related services (ii)	—	0.1	—
Tax advisory services (iii)	0.1	0.2	0.2
Total fees	0.2	0.3	0.2
Depreciation of owned property, plant and equipment	633.4	548.7	478.7
Depreciation of property, plant and equipment held under finance leases	7.1	12.3	18.8
Operating lease charges, principally for aircraft	83.9	82.3	86.1

(i)

Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In 2019 €1,000 (2018: €1,000; 2017: €1,000) of audit fees relate to the audit of the Parent Company.

(ii)	Audit related services comprise financial due diligence services.
(iii)

Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - Executive Director	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
Basic salary	1.06	1.06	1.06
Bonus (performance and target-related)	0.77	—	0.95
Share based compensation	1.55	1.25	1.25
	3.38	2.31	3.26

During the years ended March 31, 2019, 2018, and 2017 Michael O’Leary was the only Executive Director. He waived his entitlement to an annual bonus in financial year 2018 following the pilot rostering failure of September 2017.

(b) Fees and emoluments – Non-Executive Directors	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
Fees
David Bonderman	0.10	0.10	0.10
Roisin Brennan (i)	0.04	—	—
Michael Cawley	0.05	0.05	0.05
Emer Daly (ii)	0.05	0.02	—
John Leahy (iii)	—	—	0.02
Stan McCarthy (iv)	0.05	0.04	—
Charles McCreevy (v)	0.03	0.05	0.05
Declan McKeon (vi)	0.03	0.05	0.05
Kyran McLaughlin	0.05	0.05	0.05
Howard Millar	0.05	0.05	0.05
Dick Milliken	0.05	0.05	0.05
Mike O’Brien (vii)	0.08	0.08	0.06
Julie O’Neill	0.05	0.05	0.05
James Osborne (viii)	—	0.02	0.05
Louise Phelan	0.05	0.05	0.05
	0.68	0.66	0.63
Emoluments
Share based compensation	0.29	0.27	0.27
Total	0.97	0.93	0.90

(i)	Roisin Brennan was appointed to the Board of Directors effective in May 2018.
(ii)	Emer Daly was appointed to the Board of Directors effective in December 2017.
(iii)	John Leahy served on the Board of Directors between August 2015 and September 2016.
(iv)	Stan McCarthy was appointed to the Board of Directors effective in May 2017.
(v)	Charles McCreevy retired from the Board of Directors effective in September 2018.
(vi)	Declan McKeon retired from the Board of Directors effective in September 2018.
(vii)	Mike O’Brien was appointed to the Board effective in May 2016.
(viii)	James Osborne passed away in August 2017.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined-benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2019 was €0.1m (2018: €0.1m; 2017: €0.1m).  Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11. No Non-Executive Directors are members of the Company defined-benefit plan.

Mr. O’Leary is a member of a defined-contribution plan. During the years ended March 31, 2019, 2018 and 2017 the Company did not make contributions to the defined-contribution plan for Mr. O’Leary.  No Non-Executive Directors are members of the Company defined-contribution plan.

(d)  Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Euronext Dublin, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2019, 2018 and 2017 of the Directors in office at March 31, 2019 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2019	2018	2017
David Bonderman	7,535,454	7,535,454	7,535,454
Michael Cawley	756,198	756,198	756,198
Emer Daly	3,260	3,260	—
Stan McCarthy	10,000	10,000	—
Kyran McLaughlin	225,000	225,000	225,000
Howard Millar	390,000	390,000	390,000
Dick Milliken	9,750	9,750	9,750
Michael O’Leary	44,096,725	46,096,725	50,096,725
Julie O'Neill	1,000	—	—
Louise Phelan	30,000	6,825	6,825

(ii) Share options

The share options held by each Director in office at the end of fiscal year 2019 were as follows:

	No. of Options at March 31,
	2019	2018	2017
David Bonderman (a) (d)	80,000	30,000	30,000
Roisin Brennan (d)	50,000	—	—
Michael Cawley (a) (d)	80,000	30,000	30,000
Emer Daly (d)	50,000	—	—
Stan McCarthy (d)	50,000	—	—
Kyran McLaughlin (a) (d)	80,000	30,000	30,000
Howard Millar (c) (d)	80,000	30,000	30,000
Dick Milliken (a) (d)	80,000	30,000	30,000
Mike O'Brien (d)	50,000	—	—
Michael O’Leary (b) (e)	15,000,000	5,000,000	5,000,000
Julie O’Neill (a) (d)	80,000	30,000	30,000
Louise Phelan (a) (d)	80,000	30,000	30,000

(a)

30,000 options were granted to these Directors at an exercise price of €6.25 (the market value at the date of grant) during fiscal year 2015 and are exercisable between May 21, 2019 and July 1, 2022 subject to the Director still being a Non-Executive Director of the Company through April 30, 2019.

(b)

5,000,000 options were granted to Mr.O’Leary during fiscal year 2015 at an exercise price of €8.345 (the market value at the date of grant) and are exercisable between September 2019 and November 2021 subject to him still being an employee of the Company through July 31, 2019.

(c)	30,000 options were granted to this Director at an exercise price of €11.38 (the market price at the date of grant) during fiscal year 2016 and are exercisable between May 21, 2019 and July 1, 2022.

(d)

50,000 options were granted to these Directors at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable between September 2024 and February 2026 subject to the Director still being a Non-Executive Director of the Company through July 31, 2024.

(e)

10,000,000 options were granted to Mr. O’Leary at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable between September 2024 and February 2026 subject to him still being an employee of the Company through July 31, 2024.

In fiscal year 2019 the Company incurred total share-based compensation expense of €1.9m (2018: €1.5m; 2017: €1.5m) in relation to Directors.

20.         Finance expense

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
Interest payable	59.1	60.1	67.2
Interest arising on pension liabilities	—	—	—
	59.1	60.1	67.2

21.         Pensions

Defined-contribution schemes

At March 31, 2019 the Company operates defined-contribution retirement plans in Ireland and the U.K. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined- contribution plans was €8.6m in 2019 (2018: €5.8m; 2017: €4.8m)

Defined-benefit schemes

During fiscal year 2016 the Company closed the defined benefit plan for U.K. employees to future accruals.  The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2019 was €4.1m (2018: €4.1m; 2017: €4.1m).  Costs associated with the scheme during fiscal year 2019 was €nil (2018: €nil; 2017: €nil).

The amounts recognised in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2019	2018	2017
	€M	€M	€M
Present value of benefit obligations	(15.0)	(15.0)	(15.0)
Fair value of plan assets	10.3	10.3	10.3
Present value of net obligations	(4.7)	(4.7)	(4.7)
Related deferred tax asset	0.6	0.6	0.6
Net pension liability	(4.1)	(4.1)	(4.1)

22.         Earnings per share

	At March 31,
	2019	2018	2017
Basic earnings per ordinary share (€)	0.7739	1.2151	1.0530
Diluted earnings per ordinary share (€)	0.7665	1.2045	1.0464
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,143.6	1,193.5	1,249.7
Diluted (a)	1,154.6	1,204.0	1,257.5

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For fiscal year 2019, the weighted average number of shares in issue of 1,154.6m includes weighted average share options assumed to be converted, and equal to a total of 11.0m shares.  For fiscal year 2018, the weighted average number of shares in issue of 1,204.0m includes weighted average share options assumed to be converted, and equal to a total of 10.5m shares. For fiscal year 2017, the weighted average number of shares in issue of 1,257.5m includes weighted average share options assumed to be converted, and equal to a total of 7.8m shares.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

23.         Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200  (100 firm orders and 100 subject to option) Boeing 737-MAX-200 aircraft from The Boeing Corporation during the period fiscal year 2020 to fiscal year 2024 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft. This brings the total number of 737-MAX-200 aircraft on order to 210, with a list value of approximately $21bn (assuming all options are exercised). In April 2018, the Company announced that it has converted 25 Boeing 737-MAX-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-MAX-200s with a further 75 options remaining.

The table below details the firm aircraft delivery schedule at March 31, 2019 and March 31, 2018 for the Group pursuant to the 2014 Boeing contracts.

							Basic
	Aircraft	Firm Aircraft	Aircraft	Firm Aircraft	Firm Aircraft		price per
	Delivered at	Deliveries	Delivered at	Deliveries	Deliveries		aircraft
	March 31,	Fiscal Year	March 31,	Fiscal Year	Post Fiscal Year	Firm Aircraft	(U.S.$
	2018	2019	2019	2020	2020	Total	million)
2014 Contract	—	—	—	20	115	135	102.50

The “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2013 Boeing contract will be increased by (a) an estimated U.S.$2.9m per aircraft for certain “buyer furnished” equipment the Group has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price, as defined in the purchase agreement, of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of 18 to 24 months prior to the delivery of such aircraft.

The “Basic Price” (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2014 Boeing contract will be increased by (a) an estimated U.S.$1.6m per aircraft for certain “buyer furnished” equipment the Group has asked Boeing to purchase and install on each of the aircraft, and (b) an “Escalation Factor” designed to increase the Basic Price, as defined in the purchase agreement, of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of 18 to 24 months prior to the delivery of such aircraft. Boeing has granted Ryanair certain price concessions as part of the Boeing 2013 Contract and the 2014 Contract. These take the form of credit memoranda to the Group for the amount of such concessions, which the Group may apply toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the purchase of the aircraft under the various Boeing contracts.

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Group certain allowances in addition to providing other goods and services to the Group on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Group. As a result, the effective price of each aircraft (the purchase price of the new aircraft net of discounts received from Boeing) will be significantly below the Basic Price mentioned above. At March 31, 2019 and March 31, 2018, the total potential commitment to acquire all 135 (2018: 164; 2017: 179) “firm” aircraft, not taking such increases and decreases into account, will be approximately U.S. $13.8bn (2018: $16.1bn; 2017: U.S. $16.5bn).

Operating leases

The Company financed 76 of the Boeing 737-800 aircraft delivered between December 2003 and March 2014 under 7-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and March 2019,  50 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2019 Ryanair had 26 Boeing 737 operating lease aircraft in the fleet and 16 A320s.  As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 36 remaining operating leases are U.S. dollar-denominated which require Ryanair to make fixed rental payments. The Company had an option to extend the initial period of seven years on 10 of the remaining operating lease aircraft as at March 31, 2019, on pre-determined terms. As at March 31, 2019 the Company has exercised 10 of these options to extend. The following table sets out the total future minimum payments of leasing 36 aircraft (2018: 31 aircraft; 2017: 33 aircraft), at March 31, 2019, 2018 and 2017, respectively:

	At March 31,
	2019	2018	2017
	Minimum	Minimum	Minimum
	payments	payments	payments
	€M	€M	€M
Due within one year	103.5	76.8	88.9
Due between one and five years	176.7	73.5	142.9
Due after five years	9.9	—	—
Total	290.1	150.3	231.8

Finance leases

The Company financed 30 Boeing 737-800 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for 12 of these aircraft in fiscal year 2019 (2018: 6; 2017: 4).  3 aircraft have been financed through euro-denominated 12 year amortising commercial debt transactions.

The following table sets out the total future minimum payments of leasing the remaining 12 aircraft (2018: 16 aircraft; 2017: 22 aircraft) under JOLCOs at March 31, 2019, 2018 and 2017, respectively:

	At March 31,
	2019		2018		2017
		Present		Present		Present
		value of		value of		value of
	Minimum	Minimum	Minimum	Minimum	Minimum	Minimum
	payments	payments	payments	payments	payments	payments
	€M	€M	€M	€M	€M	€M
Due within one year	21.4	20.9	129.4	124.5	131.5	126.5
Due between one and five years	178.7	165.5	199.7	178.6	327.9	290.5
Due after five years	—	—	—	—	—	—
Total minimum lease payments	200.1	186.4	329.1	303.1	459.4	417.0
Less amounts allocated to future financing costs	(0.7)	(0.6)	(2.9)	(2.7)	(2.9)	(2.7)
Present value of minimum lease payments	199.4	185.8	326.2	300.4	456.5	414.3

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

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid.  In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €9.9m of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €12.6m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.  Ryanair has appealed these four negative findings to the European Court of Justice.  These appeals are expected to take at least two years. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari and Klagenfurt airports are expected to take approx. two years.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș, Montpellier and Frankfurt (Hahn). These investigations are ongoing and Ryanair expects that they will conclude in 2019, with any European Commission decisions appealable to the EU General Court.

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

24.         Note to cash flow statement

	At March 31,
	2019	2018	2017
	€M	€M	€M
Net (debt)/funds at beginning of year	(282.9)	(244.2)	311.5
Increase/(decrease) in cash and cash equivalents in year	160.6	291.0	(35.2)
(Decrease) in financial assets > 3 months	(646.1)	(774.0)	(157.8)
Decrease/(increase) in restricted cash	0.3	22.8	(1.2)
Translation on U.S. dollar denominated debt	(4.3)	27.8	(15.2)
Net cash flow from decrease/(increase) in debt	322.9	393.7	(346.3)
Movement in net funds resulting from cash flows	(166.6)	(38.7)	(555.7)
Net (debt)/funds at end of year	(449.5)	(282.9)	(244.2)
Analysed as:
Cash and cash equivalents, financial assets and restricted cash	3,194.9	3,680.1	4,140.3
Total borrowings*	(3,644.4)	(3,963.0)	(4,384.5)
Net funds/(debt)	(449.5)	(282.9)	(244.2)

*includes both current and non-current maturities of debt

The following table outlines the changes in the carrying value of liabilities from financing activities (and their related hedges) between March 31, 2018 and March 31, 2019:

	At March 31, 2018	Net Cash flows	Foreign exchange changes	Fair value changes	At March 31, 2019
	€M	€M	€M	€M	€M
Long term debt	(3,963.0)	322.9	(4.3)	—	(3,644.4)

Derivatives hedging long term debt
- of which assets	0.3	—	—	3.7	4.0
- of which liabilities	(7.0)	—	—	7.0	—

25.         Shareholder returns

In the year ended March 31, 2019 the Company bought back 37.8m ordinary shares at a total cost of approximately €561m (€531.6m net of tax refund). This buy-back was equivalent to approximately 3.2% of the Company's issued share capital at March 31, 2019.  All of these repurchased ordinary shares were cancelled at March 31, 2019.

In the year ended March 31, 2018 the Company bought back 46.7m ordinary shares at a total cost of approximately €829m. This buy-back was equivalent to approximately 3.8% of the Company’s issued share capital at March 31, 2018. All of these repurchased ordinary shares were cancelled at March 31, 2018.

In the year ended March 31, 2017 the Company bought back 72.3m ordinary shares at a total cost of approximately €1,018m.  This is equivalent to approximately 5.6% of the Company’s issued share capital at March 31, 2017. All of these repurchased ordinary shares were cancelled at March 31, 2017.

As a result of the share buy-backs, in the year ended March 31, 2019, share capital decreased by 37.8m ordinary shares (46.7m ordinary shares in the year ended March 31, 2018) with a nominal value of €0.2m  (€0.3m in the year ended March 31, 2018) and the other undenominated capital reserve increased by a corresponding €0.2m  (€0.3m in the year ended March 31, 2018). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

26.        Post-balance sheet events

In May 2019, the Group concluded a low cost, €750m unsecured (5 year) syndicated bank facility for general corporate purposes. The facility is at a margin of 0.65% over cost of funds, and is a bullet repayment with a 5 year tenor. This facility was fully drawn down in May 2019.

In June 2019, management committed to a plan to sell 10 of the Company’s Boeing 737-800 aircraft. Accordingly, these aircraft are presented as assets held for sale as at 30 June 2019. Efforts to sell these aircraft have started and the sale is expected to be completed over the coming months. At 30 June 2019, these assets are stated at the lower of their carrying amount and fair value less costs to sell.

Between April 1, 2019 and July 25, 2019, the Company had bought back m ordinary shares at a total cost of €137.6m under its €700m share buy-back which commenced in May 2019. This was equivalent to 1.1% of the Company’s share capital at March 31, 2019.  All ordinary shares repurchased are cancelled.

27.         Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings of Ryanair Holdings plc:

		Registered	Nature of
Name	% Held	Office	Business

Ryanair (DAC)	100	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator
Ryanair Sun S.A.	100	21 Cybernetyki street, 02-677 Warsaw, Poland	Airline operator
Laudamotion GmbH	100	Concorde Business Park 2/F/10, Schwechat, 2320 Austria	Airline operator

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 316(1) of the Irish Companies Act, 2014.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertaking referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2019, 2018 and 2017.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, as set out on page 63, together with all Non-Executive Directors) amounted to €13.4m in the fiscal year ended March 31, 2019 (2018: €10.7m; 2017: €11.4m), the majority of which comprises short-term employee benefits.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2019	2018	2017
	€M	€M	€M
Basic salary and bonus	8.0	6.7	7.5
Pension contributions	0.2	0.2	0.2
Non-executive directors fees	0.7	0.7	0.6
Share-based compensation expense	4.5	3.1	3.1
	13.4	10.7	11.4

28.         Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 26, 2019.

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