Form 20-F
period 2020-03-31
RYANAIR HOLDINGS PLC
filed 2020-07-28
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 28, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2020

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

Please see “Item 4. Information on the Company” herein.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

American Depositary Shares, each representing five Ordinary Shares	RYAAY	The NASDAQ Stock Market LLC
Ordinary Shares, par value 0.6 euro cent per share	RYAAY	The NASDAQ Stock Market LLC (not for trading but only in connection with the registration of the American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

1,089,181,737 Ordinary Shares

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes‐Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐

Yes ☐ No ☑

Presentation of Financial and Certain Other Information	iv

Cautionary Statement Regarding Forward-Looking Information	v

i

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair DAC, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “Ryanair Group” refers to the wholly owned subsidiary airlines of Ryanair Holdings, including Ryanair Sun S.A. (“Buzz”), Malta Air Limited, Laudamotion GmbH (“Lauda”), Ryanair DAC, and Ryanair U.K. Limited. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of nineteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2020 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.097, or $1.00 = €0.912, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2020. The Federal Reserve Rate for euro on July 23, 2020 was €1.00 = $1.161 or $1.00 = €0.860. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe and North Africa, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact the Company’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, “Brexit” (as defined below), costs associated with environmental, safety and security measures, significant outbreaks of airborne disease and global pandemics, terrorist attacks, cyber-attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Union and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers (“ATC”) strikes and staff shortages, extreme weather events or other atmospheric disruptions. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair Holdings operates a low fare, low cost scheduled airline group serving short-haul, point-to-point routes from 79 bases to airports across Europe and North Africa, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of June 30, 2020, the Ryanair Group had a fleet of 440 Boeing 737 aircraft and 26 Airbus A320 aircraft. Prior to the grounding of aircraft in March 2020, as a result of EU governments reactions to the spread of Covid-19, the Group offered over 2,500 short-haul flights per day serving over 242 airports across Europe and North Africa. It is anticipated that similar capacity will be offered over the next twelve months, subject to the timing of the removal of government lockdown restrictions and assuming such lockdown restrictions are not re-imposed. A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal year 2020 has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2020. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2020(a)	2020	2019	2018	2017		2016

	(in millions, except per-Ordinary Share data)
Total operating revenues	$9,318.8	€8,494.8	€7,697.4	€7,151.0		€6,647.8	€6,535.8
Total operating expenses	$(8,082.0)	€(7,367.4)	€(6,680.6)	€(5,483.7)		€(5,113.8)	€(5,075.7)
Operating profit	$1,236.8	€1,127.4	€1,016.8	€1,667.3		€1,534.0	€1,460.1
Net finance (expense)	$(503.2)	€(458.7)	€(55.4)	€(58.1)		€(63.0)	€(53.2)
Other non-operating income/(expense)	$1.8	€1.6	€(13.3)	€2.1		€(0.7)	€315.0
Profit before taxation	$735.4	€670.3	€948.1	€1,611.3		€1,470.3	€1,721.9
Tax expense on profit on ordinary activities	$(23.7)	€(21.6)	€(63.1)	€(161.1)		€(154.4)	€(162.8)

Profit after taxation	$711.7	€648.7	€885.0	€1,450.2		€1,315.9	€1,559.1
Ryanair Holdings basic earnings per Ordinary Share (U.S. dollars)/(euros)	$0.6389	€0.5824	€0.7739	€1.2151		€1.0530	€1.1626
Ryanair Holdings diluted earnings per Ordinary Share (U.S. dollars)/(euros)	$0.6355	€0.5793	€0.7665	€1.2045		€1.0464	€1.1563
Ryanair Holdings dividend paid per Ordinary Share (U.S. dollars)/(euros)	n/a	n/a	n/a	n/a	€	n/a	€0.2940

Balance Sheet Data:

	As of March 31,
	2020(a)	2020	2019	2018	2017	2016

	(in millions)
Cash and cash equivalents	$2,815.3	€2,566.4	€1,675.6	€1,515.0	€1,224.0	€1,259.2
Total assets	$16,177.7	€14,747.2	€13,250.7	€12,361.8	€11,989.7	€11,218.3
Current and long-term debt, including lease obligations	$4,619.7	€4,211.2	€3,644.4	€3,963.0	€4,384.5	€4,023.0
Shareholders’ equity	$5,450.2	€4,914.5	€5,214.9	€4,468.9	€4,423.0	€3,596.8
Issued share capital	$7.1	€6.5	€6.8	€7.0	€7.3	€7.7
Weighted Average Number of Ordinary Shares in issue during the year	1,113.8	1,113.8	1,143.6	1,193.5	1,249.7	1,341.0

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2020(a)	2020	2019	2018	2017	2016

	(in millions)
Net cash inflow from operating activities*	$2,310.6	€2,106.3	€2,017.5	€2,233.2	€1,927.2	€1,846.3
Net cash (outflow) from investing activities	$(1,007.2)	€(918.1)	€(1,002.4)	€(719.4)	€(1,290.8)	€(283.6)
Net cash (outflow) from financing activities*	$(326.2)	€(297.4)	€(854.5)	€(1,222.8)	€(671.6)	€(1,488.1)
Increase/(decrease) in cash and cash equivalents	$977.2	€890.8	€160.6	€291.0	€(35.2)	€74.6

*Inclusive of net foreign exchange differences

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2020 of €1.00 = $1.097 or $1.00 = €0.912

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year Ended March 31,
Operating Data:	2020	2019	2018	2017	2016
Operating Margin	13%	12%	23%	22%	22%
Break-even Load Factor	83%	83%	73%	73%	72%
Average Booked Passenger Fare (€)	37.46	37.03	39.40	40.58	46.67
Ancillary Rev. per Booked Passenger (€)	19.71	17.14	15.48	14.83	14.74
Total Rev. per Booked Passenger (€)	57.17	54.17	54.88	55.41	61.41
Cost Per Booked Passenger (€)	49.58	47.01	42.08	42.62	47.69
Average Fuel Cost per U.S. Gallon (€)	2.06	1.79	1.65	1.83	2.21

	Fiscal Year Ended March 31,
Other Data:	2020	2019	2018	2017	2016
Revenue Passengers Booked (millions)	149	142	130	120	106
Booked Passenger Load Factor	95%	96%	95%	94%	93%
Average Sector Length (miles)	761	774	775	770	762
Sectors Flown	823,897	789,771	725,044	675,482	609,501
Number of Airports Served at Period End	242	219	216	207	200
Average Daily Flight Hour Utilization (hours)	9.11	9.02	9.13	9.33	9.36
Team Members at Period End	17,268	16,840	14,583	13,026	11,458
Team Members per Aircraft at Period End	37	36	34	34	34

RISK FACTORS

Risks Related to the Company

The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity. In December 2019, a novel strain of coronavirus (“Covid-19”) was reported in Wuhan, China, and the World Health Organization (“WHO”) subsequently declared Covid-19 a “Public Health Emergency of International Concern”. Since February 2020, governments globally have implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory 14-day quarantine requirements, and other similar measures. Other governmental restrictions and regulations in the future in response to Covid-19 could include additional travel restrictions, quarantines of additional populations (including the Company’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector have issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. Finally, wariness among the public of travel by aircraft due to the perceived risk of health impacts, as well as cancelations of conventions, conferences, sporting events, concerts and other similar events, the closure of popular tourist destinations and the increased use of videoconferencing, have resulted in an unprecedented decline in business and leisure travel. There is no indication of when these restrictions may be lifted, whether they will be reimposed or when demand may return.

Ryanair began experiencing a substantial decline in international and domestic demand related to Covid-19 during the quarter ended March 31, 2020, and this reduction in demand is expected to continue.  The Company has taken a number of actions in response to decreased demand and EU flight restrictions, including grounding a substantial portion of its fleet, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Company's operations, canceling share buybacks, implementing restructurings and freezing recruitment and discretionary spending, and renegotiating contractual terms and conditions (including salaries) with personnel, airports and vendors). The Company may also take additional actions to improve its financial position, including measures to improve liquidity. Ryanair's reduction in expenditures, measures to improve liquidity or other strategic actions that it may take in the future in response to Covid-19 may not be effective in offsetting decreased demand, which could result in a material adverse effect on the Company’s business, results of operations, financial condition and liquidity.

In addition, Ryanair has incurred, and will continue to incur, significant Covid-19 related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. Although these procedures are currently elective, the industry may in the future be subject to further cleaning and safety measures, which may be costly and take a significant amount of time to implement. These measures, individually and combined, could have a material adverse impact on the Company’s business.

The full extent of the ongoing impact of Covid-19 on the Company’s longer-term operational and financial performance will depend on future developments, many of which are outside of the Company’s control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Company’s business partners (particularly Boeing), and future governmental actions, all of which are highly uncertain and cannot be predicted. Even after the Covid-19 pandemic has moderated and the enhanced screenings, quarantine requirements and travel restrictions have eased, the Company may continue to experience similar adverse effects to its businesses, results of operations, financial position and cash flows resulting from a recessionary global economic environment that may persist.

Finally, an outbreak of another disease or similar public health threat, or fear of such an event, that affects travel demand, travel behavior or travel restrictions could have a material adverse impact on the Company's business, financial condition and operating results. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect the Company’s operations.

Ryanair has a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company’s financial condition. Ryanair carries, and will continue to carry for the foreseeable future, a substantial amount of debt related to aircraft financing commitments, as well as commitments for maintenance and other obligations. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the impacts of Covid-19 and other risks described in this report may limit the Company’s ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and will continue to seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair’s ability to successfully access capital.

If the Company’s liquidity is materially diminished, it may not be able to timely pay aircraft leases and debts or comply with certain operating and financial covenants under its financing agreements or with other material provisions of its contractual obligations. In addition, in light of the affect Covid-19 is having on demand and, in turn, capacity, Ryanair has seen an increase in demand from consumers for refunds on their tickets and/or waiver of change fees, and Ryanair anticipates this will continue to be the case for the near future. Refunds and waivers lower the Company’s liquidity. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information regarding the Company's liquidity as of March 31, 2020.

Covid-19 has disrupted the Company’s strategic growth plans. Covid-19 has disrupted the Company’s strategic growth plans in the near term, and there are risks to its business, operating results and financial condition associated with executing its strategic growth plans in the long term. In developing its strategic growth plans, the Company makes certain assumptions, including, but not limited to, those related to customer demand, competition, market consolidation, the availability of aircraft and the global economy. Actual economic, market and other conditions have been and may continue to be different from its assumptions. In fiscal year 2021, demand has been, and is expected to continue to be, significantly impacted by Covid-19, which has materially disrupted the timely execution of the Company’s strategic operating plans, including plans to add capacity in fiscal year 2021. If the Company does not successfully execute or adjust its strategic growth plans in the long term, or if actual results continue to vary significantly from its prior assumptions or vary significantly from its future assumptions, the Company’s business, operating results and financial condition could be materially and adversely impacted.

The Company faces legal challenges by regulatory authorities and consumers due to delays in processing refunds and its policy of offering travel vouchers in the interim. EU Regulation (EC) No. 261/2004 requires airlines to offer passengers affected by a flight cancellation the option to choose between re-routing to their final destination at the earliest opportunity and refund of their ticket price. As regards re-routing, the Covid-19 outbreak made it impossible for airlines to re-route passengers to their destination within a short period of time and it was not clear when re-routing would become possible. At the beginning of the Covid-19 crisis, when Ryanair was unable to foresee its duration and impact on its operations, the obligation to provide immediate cash refunds under EU Regulation (EC) No. 261/2004 exposed Ryanair to unpredictable liquidity risks. Further, Ryanair’s refund processing capacity fell to less than a quarter of the Company’s standard capacity with the introduction of lockdown restrictions in Ireland and Spain in mid-March 2020. This coincided with an unprecedented high rate of flight cancellations. The consequent delay in the processing of cash refunds has led Ryanair to consider the alternative of offering travel vouchers, which requires only limited number of staff to activate and manage. Ryanair has been informing passengers about the option to reject the travel voucher, in line with the requirements of EU Regulation (EC) No. 261/2004 and the ‘European Commission’s Interpretative Guidelines on EU passenger rights regulations in the context of the Covid-19 crisis’ of March 18, 2020, in which the Commission recognized airlines’ right to offer travel vouchers as long as the offer does not affect passengers’ right to opt for a refund instead. While there is a general acceptance by national authorities responsible for the enforcement of EU Regulation (EC) No. 261/2004 that the 7 days’ deadline provided for by the Regulation to process refunds is to be interpreted in a reasonable manner in light of the circumstances of the Covid-19 crisis, there is a risk that some authorities may find Ryanair’s inability to process refunds within a timeframe acceptable to them to be in breach of the Regulation. There is also a risk that some authorities may find Ryanair’s decision to encourage passengers to accept travel voucher in lieu of a refund to amount to a breach of the information obligations contained in the Regulation and/or a misleading commercial practice.

Changes in fuel costs and availability affect the Company’s results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices in fiscal year 2020 increased when compared to fiscal year 2019. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 24 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of recent volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

No assurances whatsoever can be given about trends in fuel prices. Average fuel prices for future years may be significantly higher than current prices. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair’s low fares and its no-fuel-surcharges policy, as well as Ryanair’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. The expansion of Ryanair’s fleet has resulted and will likely (in coming years) continue to result in an increase in Ryanair’s aggregate fuel consumption.

Additionally, declines in the price of oil and/or capacity declines may expose Ryanair to some risk of hedging losses and hedge ineffectiveness that could lead to negative effects, including income statement volatility, on Ryanair’s financial condition and/or results of operations.

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

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out its scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. In the winter of fiscal year 2020, Ryanair grounded approximately 64 aircraft (compared with 65 aircraft in fiscal year 2019). The Company intends to again ground aircraft in fiscal year 2021 although the number of aircraft grounded may be higher than in previous years due to the gradual ramp up of capacity following the return of flight operations after Covid-19 related aircraft groundings in fiscal year 2021, coupled with the Winter 2021 heavy maintenance program. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

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

Currency fluctuations affect the Company’s results. Although Ryanair is headquartered in Ireland, a significant portion of its operations are conducted in the U.K. Consequently, the Group has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance, aircraft leases and some maintenance obligations are denominated in U.S. dollars. Ryanair’s operations and financial performance can therefore be significantly affected by fluctuations in the values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly vulnerable to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and substantially none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar and, from time to time, between the euro and the U.K. pound sterling, hedging activities are not expected to eliminate currency risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The continuing uncertainty associated with the Brexit process could adversely affect Ryanair’s business. The U.K.’s exit from the European Union on January 31, 2020 is likely to have a significant impact on the U.K. and the EU. In order to smooth the transition, the U.K. will remain subject to EU law during an implementation period, which is expected to end on December 31, 2020. According to the withdrawal agreement entered into between the EU and the U.K., this implementation period may be extended by a further two years, subject to political agreement. However, U.K. law currently prohibits the U.K. government from agreeing to an extension, and the U.K. government has confirmed its intention not to seek an extension, which significantly increased the risk of a “no-deal” or “hard” Brexit on December 31, 2020, whereby the U.K. would no longer be subject to EU law but there would be no agreement in place between the EU and the U.K. governing their future relationship, which could affect the Company’s business and operations in the U.K.

The future arrangements between the EU and the U.K. could directly impact Ryanair’s business in a number of ways. They include, inter alia, the status of the U.K. in relation to the EU’s open air transport market, freedom of movement between the U.K. and the EU, employment rules governing the relationship between the U.K. and the EU, and the tax status of EU member state entities operating in the U.K. Adverse changes to any of these arrangements, and continuing uncertainty over potential changes during any period of negotiation, could potentially materially impact on Ryanair’s financial condition and results of operations in the U.K. or other markets Ryanair serves.

As a result of no-deal contingency measures unilaterally implemented by both the EU and U.K. in 2019 in anticipation of the then likely no-deal Brexit, the risk of a cessation of flights between the U.K. and the EU27 in a no-deal scenario has been substantially reduced. In the event of market access restrictions between the U.K. and non-EU destinations (and in respect of U.K. domestic traffic), Ryanair expects to be able to use its U.K. subsidiary Ryanair U.K. Limited (“Ryanair U.K.”), which received an Air Operator Certificate and Operating License (“U.K. AOC”) from the U.K. Civil Aviation Authority (“U.K. CAA”) in December 2018. Alternatively, the Company may decide to cancel such routes.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 21% of revenue in fiscal year 2020 came from operations in the U.K., although this was offset somewhat by approximately 16% of Ryanair’s non-fuel costs in fiscal year 2020 which were related to operations in the U.K.

Brexit could also present Ryanair with a number of potential regulatory challenges. Brexit could lead to potentially divergent national laws and regulations as the U.K. determines which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights and the environment) to replace or replicate. It also requires special efforts to ensure Ryanair’s continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in EU member states be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 if U.K. holders of the Company’s shares are no longer treated as EU nationals for the purposes of EU regulation No. 1008/2008. For additional information, please see “––Risks Related to Ownership of the Company’s Ordinary Shares or ADRs” below.

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among U.K. businesses and investors. In particular, the pound sterling has lost approximately 16% and 14% of its value against the U.S. Dollar and the euro respectively since the Referendum. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K., which may be further impacted by the negative economic effects of the Covid-19 pandemic. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound and/or recession in the U.K. would materially impact its financial condition and results of operations. For the remainder of fiscal year 2021, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact income by approximately €8 million. For additional information, please see “––Currency fluctuations affect the Company’s results” above.

The Company may not be successful in increasing fares to cover rising business costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company expects increased marketing and advertising costs along with higher airport charges at primary airports to which it operates. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair’s results. See “—The Company faces significant price and other pressures in a highly competitive environment” below and “—Changes in Fuel Costs and Availability Affect the Company’s Results” above.

The Company faces significant price and other pressures in a highly competitive environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout its route network. Airlines compete primarily in respect of fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments as happened (and may continue to happen) during the Covid-19 pandemic. In addition, the EU-U.S. Open Skies Agreement allows U.S. carriers to offer services in the intra-EU market, which could eventually result in increased competition in the EU market. See “Item 4. Information on the Company—Government Regulation—European Union.”

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

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had over 460 aircraft in its fleet as at June 30, 2020 and has ordered an additional 210 Boeing 737-MAX-200 aircraft (including 135 firm and 75 option aircraft) for delivery post June 30, 2020 over the next 5 years pursuant to a contract with the Boeing Company (“Boeing,” and such contract, the “2014 Boeing Contract”). Ryanair expects to have approximately 585 narrow-body aircraft in its fleet following delivery of all the Boeing 737-MAX-200 aircraft, depending on the level of lease returns, Boeing’s ability to fulfill the 2014 Boeing Contract and aircraft disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

As a result of a 2013 purchase agreement with Boeing (the “2013 Boeing Contract”), the 2014 Boeing Contract and other general corporate purposes, Ryanair has raised and expects to continue to raise substantial debt financing. Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets. Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, would have a material adverse effect on its results of operations and financial condition.

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB credit rating from both S&P and Fitch Ratings). There is a risk that the Company will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for Ryanair and a material adverse effect on its results of operations and financial condition.

Ryanair has also entered into significant derivative transactions intended to hedge some of its aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support. Because Ryanair currently sources the majority of its aircraft and many related aircraft parts from Boeing, if Ryanair was unable to acquire additional aircraft from Boeing, or if Boeing was unable or unwilling to make timely deliveries of aircraft or to provide adequate support for its products, Ryanair’s operations could be materially and adversely affected.  For example, in 2019 certain global aviation regulators and airlines grounded the Boeing 737-MAX-8 in response to accidents involving aircraft flown by Lion Air and Ethiopian Airlines (the “Directives”). It is unclear when or if such Directives will be lifted.   As of March 31, 2020, Ryanair has up to 135 firm and 75 options Boeing 737-MAX-200 on order from Boeing under the 2014 Boeing Contract, and Ryanair currently expects, given the planned delivery schedule, to operate these aircraft during fiscal year 2021. Boeing are currently working with the FAA and EASA regarding a return to service and the current expectation is that the aircraft will return to service in the United States in the third quarter of 2020 with a return to service in Europe a number of months thereafter. There can be no assurances regarding when Ryanair’s deliveries of the Boeing 737-MAX-200 (which is a variant of the Boeing 737-MAX-8, receiving a separate certification) will commence. The long-term operational and financial impact of the Directives is uncertain and could negatively affect Ryanair based on a number of factors, including, among others, public perception of the safety of the Boeing 737-MAX-200 (and Boeing aircraft generally), the period of time the ordered aircraft are unavailable and the associated loss of anticipated flight capacity.  As such, the Directives and their impact on Boeing have caused, and are expected to continue to cause, significant disruption to Ryanair’s customers and financial costs to Ryanair.

Entry into service of the Boeing 737-MAX-200. Ryanair has 135 Boeing 737-MAX-200 aircraft on firm order from Boeing. These aircraft were originally due to commence delivery in April 2019. However, an airworthiness directive from the FAA has grounded the Boeing 737-MAX-8 aircraft until further notice. Due to its larger seat density and the addition of two additional emergency doors, the Boeing 737-MAX-200 will require a unique certification permit from the FAA and EASA prior to its release to service. There can be no assurance that the Boeing 737-MAX-8 and the Boeing 737-MAX-200 will receive FAA and EASA regulatory approval or on what date any such approval will be granted.

There also can be no assurance that EASA will not, now or in the future, apply additional maintenance and/or, simulator training in relation to the operation of the Boeing 737-MAX-200 aircraft, that will materially increase the cost of operating this aircraft type. In addition, should any negative public perception develop in relation to the safety of the Boeing 737-MAX aircraft series, Ryanair’s growth plans and profitability could be materially adversely affected.

The Company’s growth may expose it to risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 200m passengers per annum over the next 5 or 6 years, an increase of approximately 35% from the approximately 149m passengers booked in fiscal year 2020. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

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

Ryanair’s continued growth is dependent on access to suitable airports; charges for airport access are subject to increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and land at the particular airport at a specified time. As part of Ryanair’s recent strategic initiatives, which include more flights to primary airports, Ryanair Group airlines are operating to an increasing number of slot coordinated airports, a number of which have constraints at particular times of the day. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-coordinated airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

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

Labor relations could expose the Company to risk. Ryanair announced in December 2017 its decision to recognize trade unions for collective bargaining purposes. Since then, Ryanair Group airlines have concluded Collective Labor Agreements (“CLA’s”) with Trade Unions in most of their major markets. The CLA’s concluded to date vary by country but include agreements on recognition, seniority, base transfers, promotions, pay and rostering arrangements. There may be a push for legacy type working conditions which if acceded to could decrease the productivity of pilots, increase costs and have an adverse effect on profitability. In May 2020, as a direct response to over 99% of its fleet being grounded due to EU governments reaction to the spread of Covid-19 and uncertainty in relation to the resumption of flight operations, customer demand and capacity, the Company announced that it was commencing discussions with its people and its unions about pay cuts up to 20% and approximately 3,000 job losses. There is no guarantee that the discussions will be successful or that further job losses or pay cuts will not be required. Ryanair intends to retain its low fare, high people productivity model; however, there may be periods of labor unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

Ryanair has transitioned from Irish to local contracts of employment in a number of EU countries which could impact on costs, productivity and complexity of the business. Any subsequent decision to switch to lower cost locations could result in redundancies and a consequent deterioration in labor relations.

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

The Company is dependent on key personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Group CEO, and key financial, commercial, operating, IT and maintenance personnel.  See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Remuneration Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other

Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any Executive Officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities. Ryanair’s flight reservations are made through its website, mobile app and Global Distribution Systems including Travelport (which operates the Galileo and Worldspan GDS) and Sabre (collectively, the “GDSs”) (GDSs). Ryanair has established contingency programs which include hosting its website in multiple locations and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems.

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

The Company is subject to legal proceedings alleging state aid at certain airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, and Ryanair’s agreements from 2009 with Frankfurt (Hahn) airport. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are currently expected to be completed in 2020, with the European Commission’s decisions being appealable to the EU General Court. Between 2010 and 2019, investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck and Riga airports, and into Ryanair’s agreements prior to 2009 with Frankfurt (Hahn), concluded with findings that these agreements contained no state aid.  Between 2014 and 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt and Montpellier airports, ordering Ryanair to repay a total of approximately €32m of alleged state aid.  Ryanair has appealed seven of these “aid” decisions to the EU General Court. Ryanair will appeal the Montpellier “aid” decision to the General Court when it is published in the EU’s Official Journal.

In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed these four negative findings to the European Court of Justice but discontinued the appeals in late 2019 after the Court decided to proceed without oral hearings. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari, Klagenfurt and Montpellier airports are expected to take approximately two years. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company faces risks related to unauthorized use of information from the Company’s website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights and copyright protection, etc. Ryanair is currently involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, France, Italy and Switzerland. Ryanair’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan) and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional and corporate travel agencies. Ryanair has obtained both favorable and unfavorable rulings in its actions in EU member states against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

Corporation tax rates could rise. The Company is principally subject to corporation tax on profits across a number of EU jurisdictions from which its airlines are managed and controlled (i.e. Austria, Ireland, Malta, Poland, and the U.K.). There remains a risk that governments could increase corporation tax rates in the future.

Any increase in corporation tax rates to which the Company is exposed, or adverse changes in the basis of calculation  would result in the Company paying higher corporation taxes and would have an adverse impact on Ryanair’s cash flows, financial position and results of operations.

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

Ryanair is subject to tax audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company is of the view that it is tax compliant in the various jurisdictions in which it operates, there can be no guarantee, particularly in the current economic environment, that it will not receive tax assessments following the conclusion of the tax audits. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Company could materially increase. See “— Corporation tax rates could rise” above.

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the uncertainty arising from the Eurozone debt crisis, there was widespread speculation regarding the future of the Eurozone. In addition, following Brexit, the pound sterling has been volatile against the euro and could become more volatile over the course of the transition period. Ryanair Group airlines predominantly operates to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient.

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

Recession, austerity and uncertainty in connection with the euro could also mean that Ryanair is unable to grow. The recent European recession, austerity measures still in effect in several European countries, the Covid-19 crisis and social and political instability associated with the influx of refugees related to the wars in Syria, Afghanistan and elsewhere could mean that Ryanair may be unable to expand its operations due to lack of demand for air travel.

Risks associated with the Company’s restructuring. Over the course of fiscal year 2019 and fiscal year 2020, the Company has undergone a corporate restructuring which resulted in the transition from a single airline operating model (i.e. Ryanair DAC) to an airline modeled through five entities: Buzz (Ryanair Sun), Laudamotion (“Lauda”), Malta Air, Ryanair DAC and Ryanair U.K. (collectively the “Airline Entities”).

The cost of implementing these plans has been material, and the Company may continue to incur additional material expenses in relation thereto. In addition, the implementation of the changes involves a number of risks related to both the revised structure and also the process of transition to such new structure. For example:

◾Increased costs and complexity related to establishing and maintaining intra-group agreements for management, funding, shared services and customer support between the Airline Entities;
◾Increased costs and complexity related to compliance with the applicable regulatory authorities and legal regimes governing each Airline Entity;
◾Operational risks related to the addition of Airbus aircraft to the Company’s predominantly Boeing fleet, including impacts related to expanding the Company’s aircraft maintenance programs;
◾Development and implementation of consistent and efficient operating models across the Airline Entities; and
◾Potential accounting consequences, including tax costs, as a result of asset transfers in connection with the restructuring.

As a result, the implementation of the restructuring could have a material adverse effect on the Company's business, its financial condition, results of operations and prospects.

Risks Related to the Airline Industry

Any significant outbreak of any airborne disease could significantly damage Ryanair’s business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics and pandemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of MERS, SARS, foot-and-mouth disease, avian flu, swine flu, Zika virus and the current Covid-19 pandemic have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company’s financial performance. A severe outbreak of swine flu, MERS, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease may also result in European or national authorities imposing/re-imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations. See “Risks Related to the Company – The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “Covid-19 has disrupted the Company’s strategic growth plans” above.

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause for the cancellation or delay, i.e. whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 Km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been narrowing the definition of the term “extraordinary circumstances”, thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that “wildcat” strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. Ryanair considers that the union-led strikes which it experienced during 2018 can be differentiated from the Krusemann case, because it believes the union-led strikes were beyond Ryanair’s control and did not stem from a decision taken by Ryanair, but there is a risk that courts may find differently. See “—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

Under the terms of Regulation (EC) No. 261/2004, described above, in addition to the payment of compensation, Ryanair has certain duties to passengers whose flights are canceled. In particular, Ryanair is required to reimburse passengers who have had their flights canceled for certain reasonable, documented expenses – primarily for accommodation and food. Passengers must also be given a re-routing option if their flight is delayed over three hours or if it is canceled.  Such re-routing options are not limited to Ryanair flights and other carriers must be considered if no suitable Ryanair flight can be sourced.  If a passenger elects for a refund, Ryanair’s re-routing obligations cease.

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

The introduction of government/environmental taxes on travel could damage Ryanair’s ability to grow and could have a material adverse impact on operations. Travel taxes are levied on a per passenger basis in a number of Ryanair markets. In the U.K., Air Passenger Duty (APD) is charged at £13 per adult passenger. In Germany there is an air passenger tax of €12.90. Similar taxes exist in Morocco (MAD100), Norway (NOK76.50), Sweden (SEK62) and Italy (municipal taxes of €6.50). In July 2020, the Austrian Parliament voted to approve an increase to the Austrian travel tax from September 1, 2020 to €12 (previously €3.50), as well as introducing a €30 travel tax on flights where the destination is less than 350 kilometers. These taxes are levied as a flat amount per departing passenger and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high cost airlines who operate connecting flight networks.

The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity within the industry as a result of the Covid-19 pandemic. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair’s financial results.

In 2020 some national politicians in Austria and Italy called for the introduction of minimum prices on airline tickets and/or for a ban on prices lower than the sum of applicable government taxes and airport charges. While management believes that any such restriction of airlines’ commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company’s ability to attract the most price sensitive consumers.

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

Environmental Regulation will increase costs. Many aspects of Ryanair’s operations are subject to increasingly stringent national and international laws, regulations and levies protecting the environment, including those relating to carbon emissions, clean water, management of hazardous materials and climate change. Compliance with existing and future environmental laws, regulations and levies can require significant expenditures, and violations can lead to significant fines, penalties and reputational damage.

In particular, the EU Emissions Trading Scheme (“ETS”), is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances increased significantly during fiscal year 2019 and continued to rise in fiscal year 2020 and into fiscal year 2021. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

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

Ryanair currently believes its insurance coverage is adequate (although not comprehensive). However, there can be no assurance that the amount of insurance coverage will not need to be increased, that insurance premiums will not increase significantly, or that Ryanair will not be forced to bear substantial losses from any accidents not covered by its insurance. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See “—The Company is substantially dependent on discretionary air travel” above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company’s results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could lead to the public perception that Ryanair’s aircraft were less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair’s business.

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

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 37% of total operating expenses in fiscal year 2020, management anticipates that this percentage may vary significantly in future years. See “—Changes in Fuel Costs and Availability Affect the Company’s Results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting.

See “—Risks Related to the Company—The Company faces significant price and other pressures in a highly competitive environment” above.

Safety-related undertakings could affect the Company’s results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the FAA and EASA have required a number of such procedures with regard to Boeing 737 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pitot system heating, CFM fan blade nondestructive testing (NDT) on certain production CFM-56 engines, fuel tank boost pump electrical arcing protection, and the European Commission’s Datalink mandate. Additionally, global aviation authorities are currently undertaking certain safety reviews of the Boeing 737-MAX-8 as a result of the grounding of such aircraft due to safety concerns in March 2019, which has delayed the delivery of Boeing 737-MAX-200 aircraft ordered from Boeing. Ryanair’s policy is to implement any required safety procedures in accordance with FAA and EASA guidance and to perform such procedures in close collaboration with Boeing. In the past twelve months, the FAA and EASA have implemented a regular inspection requirement of the aircraft pickle fork for all aircraft with more than 22,600 cycles and this inspection requirement will continue and may become more stringent. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

State Aid to the Company’s competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments have pledged to support their flag carrier airlines with State aid through recapitalizations, loans, loan guarantees and other measures. As at the date of this report, over €30bn in such aid was pledged, agreed or granted to approximately fifteen airlines, with the European Commission having so far authorized close to €20bn of this aid. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law, and has decided to challenge the European Commission’s approval decisions in the EU General Court. However, the result of these appeals is uncertain. Should Ryanair be unsuccessful, its competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company’s business and operations.

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

In light of Brexit, in March 2019 the Board of Directors passed a number of resolutions which become effective from the date on which U.K. nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation No. 1008/2008 ("Hard Brexit Day"). In accordance with the powers delegated to the Board of Directors pursuant to the Articles, the Board has resolved that with effect from Hard Brexit Day:

(i)All Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including U.K.) shareholders will be treated as "Restricted Shares" (within the meaning of the Articles);

(ii)Restricted Share Notices will be issued to the registered holder(s) of each Restricted Share, specifying that the holder(s) of such shares shall not be entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares;

(iii)Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles, the chairman will not vote any Restricted Shares at any meeting of the Company.

Licensing authorities in Austria, Malta, Ireland and Poland have confirmed respectively in the case of Lauda, Malta Air, Ryanair DAC and Buzz that these resolutions ensure that the Company’s subsidiaries will remain compliant with EU Regulation No. 1008/2008 should Hard Brexit Day occur. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008. For the avoidance of doubt, the prohibition (referred to in the second paragraph of this section) on non-EU nationals acquiring Ordinary Shares in Ryanair Holdings plc, as announced by the Company on February 5, 2002, continues to apply. Consequently, with effect from Hard Brexit Day, U.K. nationals will not be permitted to acquire Ordinary Shares in the Company. In addition, in order to provide contingency in the event of disruption to existing traffic rights on Brexit, in December 2018 the Company’s subsidiary, Ryanair U.K., secured a U.K. AOC.

As of June 30, 2020, ADRs accounted for approximately 44.8% of Ryanair Holdings’ issued ordinary shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Ryanair Holdings may or may not pay dividends. Since its incorporation in 1996, Ryanair Holdings, has only occasionally declared special dividends on both its Ordinary Shares and ADRs. Ryanair Holdings’ ability to pay dividends in the future will be dependent on the financial performance of the Company and there is no guarantee that any further dividends will be paid. See “Item 8. Financial Information—Other Financial Information—Dividend Policy”. As a holding company, Ryanair Holdings does not have any material assets other than its shares in the Company’s operating airlines and in other entities within the Ryanair Holdings group structure.

Increased costs for possible future ADR and share repurchases. As the ADRs have historically traded on the NASDAQ Stock Market (“NASDAQ”) at a premium compared to Ordinary Shares, the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since fiscal year 2008 the Company has repurchased shares as follows:

Year Ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2011	18.1	46.0
2012	36.5	124.6
2013	15.0	67.5
2014	69.5	481.7
2015	10.9	112.0
2016	53.7	706.1
2017	72.3	1,017.9
2018	46.7	829.1
2019	37.8	560.5
2020	47.2	580.5
Period through July 23, 2020	—	—
Total	407.7	4,525.9

In the absence of an alternative solution or the granting of equivalent status to the Euroclear UK & Ireland / CREST system, a failure by Ryanair Holdings to participate in the Migration from the CREST system to Euroclear Bank SA/NV, the CSD in Belgium, may adversely impact the Company and/or the holders of Ordinary Shares and the ADRs. Ireland does not have a domestic central securities depository (“CSD”), and Irish issuers, including Ryanair Holdings, whose shares are traded on Euronext Dublin or the London Stock Exchange have historically relied on CREST. CREST is a system which facilitates the recording of ownership and effecting transfers of shares in Irish incorporated companies operated by Euroclear U.K. & Ireland (“EUI”) which is authorized as a CSD in the United Kingdom. Irish issuers are required by EU CSD Regulation (EU/2014/909) (the “CSDR”) to use a CSD authorized in an EU Member State.

One of the consequences of the United Kingdom’s decision to leave the European Union is that at the end of the Brexit transition period and absent a grant of equivalence, the CREST system will no longer be authorized to act as a CSD for Irish uncertificated securities. This is because EUI is a U.K.-incorporated company which passports its services into Ireland pursuant to European law and so EUI will become a third country CSD following Brexit. The European Commission has agreed, as a temporary measure, to recognize EUI as a third country CSD until March 30, 2021. Thereafter, the CREST system will cease to be available for the settlement of relevant Irish securities.

In December 2019, Ireland passed the Migration of Participating Securities Act 2019 (the “Migration Act”), which was intended to provide the statutory basis for facilitating the migration of Irish issuers’ securities from the CREST System to another EU-authorized CSD. Pursuant to the Migration Act, each participating issuer is required to obtain the consent of its shareholders in order to implement a migration. The legislation also requires participating issuers to comply with certain procedural and disclosure requirements in connection with the relevant shareholder meetings. The Migration Act also requires any alternative CSD to be duly authorized and passported into Ireland for the purposes of CSDR.

Euroclear Bank SA/NV (“Euroclear Bank”), the CSD in Belgium, is the only CSD which has taken active steps to facilitate the migration of Irish issuers’ securities from the CREST System to its CSD system (the “Migration”). The Euroclear Bank model is structurally different to CREST. Euroclear Bank operates an “intermediated” settlement system, where legal title to shares in the issuer is held by a nominee of Euroclear Bank. Participants in Euroclear Bank (e.g., credit institutions, stockbrokers, investment managers) have rights in relation to these shares under Belgian law (Belgium being Euroclear Bank’s place of incorporation), and underlying investors hold their interests in the shares through their contractual relationship with a participant, or the direct or indirect counterparty of a participant.

If an issuer does not participate in the Migration and in the absence of an alternative solution, its uncertificated shares would be required to be re-materialized into certificated (i.e., paper) form and shareholders and other investors would no longer be able to settle trades in the shares electronically. Ryanair expects that this would materially and adversely impact on trading and liquidity in Ryanair’s Ordinary Shares and ADRs as it would result in delays for shareholders and investors wishing to sell or acquire shares in certificated (i.e., paper) form.

In addition and without an alternative solution, failure to participate in the Migration would likely mean that Ryanair Holdings would need to secure admission for its shares to an alternative appropriately-regulated settlement system acceptable to Euronext Dublin and the London Stock Exchange in order to continue to have its Ordinary Shares admitted to trading on those markets. Other than Euroclear Bank, it is not certain that Ryanair Holdings (or any other Irish issuer) would be able to secure admission to such an alternative settlement system and effect a migration to that system within the time available before March 2021, nor that any such alternative settlement system would meet the requirements in relation to settlement in respect of securities trading in Dublin and/or London and, as far as Ryanair as aware, no alternative settlement system is under active consideration in the Irish market.

Irish participating issuers are expected to request shareholders to consent to Euroclear Bank becoming the issuer CSD for the Migration. It is currently expected that issuers who wish to participate in the Migration will be required to obtain the requisite shareholder approvals and comply with the other procedural requirements in accordance with the terms of the Migration Act by late February 2021. While work in relation to the Migration is ongoing and no formal decision has been taken by Ryanair Holdings in respect of the Migration, should Ryanair Holdings decide to propose its participation in the Migration, it will seek the requisite shareholder approvals in accordance with the Migration Act in advance of the relevant deadline. Further details will be provided to shareholders at the relevant time regarding any proposed Migration, including how it will affect the holders of Ordinary Shares and the ADRs, and an explanation of the options available to those who do not wish for their Ordinary Shares to be migrated.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited, now known as Ryanair Designated Activity Company (“DAC”). The latter operates a low fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In fiscal year 2019, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), and acquired Lauda (an Austrian scheduled passenger airline with an Austrian AOC), and set-up Ryanair U.K. (with a U.K. AOC).  In fiscal year 2020, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair U.K. are wholly owned by Ryanair Holdings. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the Company.  As of June 30, 2020, the Ryanair Group had a principal fleet of approximately 440 Boeing 737 aircraft and 26 Airbus A320 aircraft. Prior to the grounding of aircraft in March 2020 as a result of EU Governments reactions to the spread of Covid-19, the Group offered over 2,500 short -haul flights per day serving over 242 airports across Europe. It is anticipated that similar capacity will be offered over the next twelve months, subject to the timing of the removal of government lockdown restrictions and assuming such lockdown restrictions are not re-imposed. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit on ordinary activities after taxation of €649m in fiscal year 2020, as compared with a profit of €885m in fiscal year 2019. This 27% decrease was primarily attributable to a €353m (net of tax) hedge ineffectiveness charge in relation to fiscal year 2021 jet fuel hedges offset by a gain on ineffective currency cashflow hedges for fiscal year 2021 fuel and delayed capital expenditure (primarily in relation to delayed aircraft deliveries). Ryanair generated an average booked passenger load factor of approximately 95% in fiscal year 2020, compared to 96% in fiscal year 2019 (impacted by the loss of 5m passengers in March 2020 primarily related to the EU governments grounding of air traffic in response to the spread of Covid-19) and total revenue increased by 10% to €8,495m, up from €7,697m in fiscal year 2019.

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. For example, the number of scheduled airline passengers traveling on Ryanair routes increased from 0.7m passengers in 1991 to 149m passengers in fiscal year 2020. Most international routes the Ryanair Group airlines have begun serving have recorded significant traffic growth in the period following Ryanair’s commencement of service, with Ryanair typically capturing the largest portion of such growth on each route. A variety of factors contributed to this increase in air passenger traffic, including the development of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair’s low-fares policy and its favorable results compared to many competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

The address of Ryanair Holdings’ registered office is: c/o Ryanair, Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Group CFO (same address as above). The telephone number is +353-1-945-1212 and facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

Ryanair Holdings files annual reports, special reports, and other information with the SEC. Its SEC filings are available on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Ryanair Holdings also makes available on its website, free of charge, its annual reports on Form 20-F and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Ryanair’s website address is https://www.ryanair.com. The information on these websites, and any other website referenced herein, is not part of this report except as specifically incorporated by reference herein.

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

Low-Fares. Ryanair’s low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise use alternative forms of transportation or choose not to travel at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares typically charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See “—Route System, Scheduling and Fares—Widely Available Low Fares” below.

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. According to airlines’ own published statistics, Ryanair delivers industry leading punctuality (target >90% excluding ATC disruptions) and fewer lost bags than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. Customer satisfaction is also measured by regular online, “mystery-passenger” and “by passenger” surveys.

Ryanair is continuously implementing new strategic initiatives that are expected to improve its customer service offering. In recent years, Ryanair introduced a series of customer-service related initiatives under the AGB (“Always Getting Better”) customer experience program, including an easy-to-navigate website, a mobile app, reduced penalty fees, allocated seating, security fast track at selected airports and more customer-friendly baggage allowances and change flight policies. Ryanair has also introduced several important products and bundles that improve its offering to customers. “Ryanair Groups” is a dedicated booking service designed for groups traveling together. Furthermore, these customer-service related initiatives include scheduling more flights to primary airports, selling flights via travel agents on GDS, marketing spending to support these initiatives, and adjusting the airline’s yield management strategy with the goal of increasing load factors and yield.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short- haul routes. In fiscal year 2020, Ryanair flew an average route length of approximately 761 miles and an average flight duration of approximately 1.89 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group’s operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly “next generation” Boeing 737-800s. The operation of primarily a single aircraft type (mainly B737s) enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are very favorable to Ryanair. The strength of Ryanair’s balance sheet and cashflows also enables the Group to lease aircraft at attractive rates (such as the A320s leased by Lauda). See “—Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB rating from both S&P and Fitch Ratings (see “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” above) and can raise inexpensive unsecured debt in the Capital Markets. The Company also finances aircraft from its strong cashflows.

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

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. The Ryanair Group’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports, although the recent change in strategy by the Company has seen it access more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports also generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger’s journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. Ryanair also charges a checked-bag fee, which is payable on the Internet at the time of booking or post booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Elimination of Airport Check-in Facilities.”

Taking advantage of the internet. Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to November 2025. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional ancillary products on day of travel (e.g. bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website with the key features being personalization, a “My Ryanair” account, easier booking flow, more content, faster, intuitive and fully responsive for mobile devices. The “My Ryanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My Ryanair” is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety and quality maintenance. Safety is the primary priority of Ryanair. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 35-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other airlines, including Southwest Airlines, British Airways, Air France, Alitalia, Turkish Airlines, Norwegian Airlines, Aer Lingus and SAS.

Enhancement of operating results through ancillary services. Ryanair distributes accommodation services and travel insurance primarily through its website. For accommodation services, Ryanair currently has a contract with core providers (Hotels.com, Hotelopia.com and Hostelsclub) to market hotels and other accommodation offerings during and after the booking process. Ryanair also offers airport transfers and car park services through its website and on board its aircraft. Ryanair offers car hire services via a contract with RentalCars. Ancillary revenues accounted for approximately 34% of Ryanair’s total operating revenues in fiscal year 2020 and approximately 32% of Ryanair’s total operating revenues in fiscal year 2019. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2020 Compared with Fiscal Year 2019—Ancillary Revenues” for additional information.

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

Responding to market challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 outbreak). The Company has aimed to meet these challenges by: (i) grounding approximately 64 aircraft in fiscal year 2020 during the winter season; (ii) disposing of aircraft (lease hand-backs and 3 aircraft sales in fiscal year 2020); (iii) controlling costs and liquidity; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the

Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “— The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.” In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair has Seasonally Grounded Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 23, 2020, the Company offered approximately 1,000 daily scheduled short-haul flights serving over 240 airports largely throughout Europe as it gradually returns to service following EU Governments’ Covid-19 lockdown. Prior to the grounding of aircraft in March 2020 as a result of EU government restriction to stop the spread of Covid-19, the Group offered 2,500 scheduled short-haul flights per day serving over 240 airports largely throughout Europe and North Africa. The following table lists Ryanair’s 79 operating bases:

Operating Bases

Alicante	Edinburgh	Milan (Malpensa)
Athens	Faro	Naples
Baden-Baden	Fez	Palermo
Barcelona (Girona)	Frankfurt (Hahn)	Palma Mallorca
Barcelona (El Prat)	Frankfurt Main	Paphos
Bari	Gdansk	Pescara
Berlin Schoenefeld	Glasgow (Prestwick)	Pisa
Berlin Tegel	Gothenburg	Ponta Delgada
Birmingham	Ibiza	Porto
Bologna	Katowice	Poznan
Bordeaux	Kaunas	Prague
Bournemouth	Krakow	Rome (Ciampino)
Bratislava	Lamezia	Rome (Fiumicino)
Brindisi	Leeds Bradford	Santiago
Bristol	Lisbon	Seville
Brussels (Charleroi)	Liverpool	Shannon
Brussels (Zaventem)	London (Luton)	Sofia
Bucharest	London (Southend)	Stuttgart
Budapest	London (Stansted)	Thessaloniki
Cagliari	Madrid	Toulouse
Catania	Malaga	Valencia
Cologne	Malta	Vienna
Cork	Manchester	Vilnius
Dublin	Marrakech	Warsaw (Modlin)
Dusseldorf	Marseille	Wroclaw
Dusseldorf (Weeze)	Memmingen
East Midlands	Milan (Bergamo)

See Note 20, “Analysis of operating revenues and segmental analysis” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

Ryanair’s objective is to schedule a sufficient number of flights per day on each of Ryanair’s routes to satisfy demand for Ryanair’s low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:00 a.m. and 11:30 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

As part of Ryanair’s AGB (“Always Getting Better”) customer experience program Ryanair has focused on high frequency and business friendly timings between Europe’s main business centers.

During fiscal year 2020, the Ryanair Group launched 390 new routes across its network. See “Item 3. Key Information—Risk Factors— Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

Widely Available Low Fares

Ryanair offers low fares, with prices generally varying on the basis of advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services. All tickets can be changed, subject to certain conditions, including fee payment and applicable upgrade charges. However, tickets are generally non-cancellable and non-refundable and must be paid for at the time of reservation.

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great care. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses advertising and social media. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company (Ryanair.com, Laudamotion.com and Buzzair.com). The vast majority of such reservations and purchases are made through the website Ryanair.com although an increasing number of customers are also booking via Laudamotion.com and Buzzair.com. Ryanair is therefore not reliant on travel agents. See “—Strategy—Taking Advantage of the Internet” above for additional information.

Ryanair’s reservations system is hosted under an agreement with the system provider, Navitaire. Under the agreement, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in, security fast-track, priority boarding service and fully allocated seating as part of the AGB customer experience program. Ryanair also requires Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. The Company has also entered into an agreement with the GDSs Travelport (which operates the Galileo and Worldspan GDS) and Sabre. The Company’s fares (except for the three lowest fare categories) are currently distributed on the GDSs’ systems. Ryanair has negotiated an attractive per segment price which enables it to sell tickets via travel agents at no commission to a mix of largely business/corporate travelers. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website.”

AIRCRAFT

Boeing Aircraft

As of June 30, 2020, the Company had a fleet of approximately 440 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair U.K. The fleet was composed of Boeing 737-800 “next generation” aircraft, each having 189 seats. The Company’s fleet totalled 440 Boeing 737’s at March 31, 2020.

Between March 1999 and June 2020, Ryanair took delivery of 531 new Boeing 737-800 “next generation” aircraft under its contracts with Boeing and disposed of 91 such aircraft, including 63 lease hand-backs.

Under the terms of the 2013 Boeing Contract, Ryanair agreed to purchase 183 Boeing 737-800 aircraft over a five-year period from fiscal years 2015 to 2019, with delivery beginning in September 2014 and ending in December 2018. These aircraft benefited from a net effective price not dissimilar to that under the 2005 Boeing Contract. Under the terms of the 2014 Boeing Contract, Ryanair has agreed to purchase up to 210 new Boeing 737-MAX-200 aircraft (135 firm orders and 75 aircraft subject to option) over a five year period, with delivery expected to begin in fiscal year 2021 (subject to FAA and EASA approval). The new aircraft will be used on new and existing routes to grow the Ryanair Groups business.

The Boeing 737-MAX-200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight more than Ryanair’s existing Boeing 737-800 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-MAX-200 series aircraft under the 2014 Boeing Contract is approximately US$102.5m. Net of basic credits and reflective of price escalation over the scheduled delivery timeframe, the value of the 210 Boeing 737-MAX-200 aircraft under the 2014 Boeing Contract is approximately U.S. $9.6bn. These aircraft will be used on new and existing routes to grow the Ryanair Groups business.

Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft due for delivery from fiscal year 2021.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which the Company currently leases 14 of the aircraft in its operating fleet, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-MAX-200 being the most recent in current production.

The Boeing 737-800s are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-MAX-200 are fitted with CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%.

For additional information, please see “Item 3—Key Information—Risk Factors—Risks Related to the Company—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support”.

At March 31, 2020, the average aircraft age of the Company’s Boeing 737 fleet was approximately 8 years.

Airbus Aircraft

As of June 30, 2020 the Company had a fleet of 26 leased Airbus A320 aircraft (unchanged from March 31, 2020). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-7B and Pratt & Whitney V2500 engines. The average lease term on the agreements is 4 years and the average aircraft age at March 31, 2020 was approximately 12 years.

Summary

The Company expects to have an operating fleet comprising approximately 585 narrow-body aircraft at March 31, 2025, depending on the level of lease hand-backs and aircraft disposals. The operating fleet will comprise of a mix of primarily Boeing 737s with a small number of Airbus A320 aircraft. Deliveries of the Boeing 737-MAX-200 aircraft, which are expected to commence in fiscal year 2021, will have 197 seats.

Training and Regulatory Compliance

Ryanair currently owns and operates 11 Boeing 737-800NG and 2 Boeing 737-MAX full flight simulators for pilot training. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). Ryanair has ordered 1 new Boeing 737-MAX full flight simulators and 2 A320 full flight simulators from CAE which were recently delivered, and are scheduled for installation, in fiscal year 2021. In addition, Ryanair currently owns and operates 7 state of the art fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training.  Ryanair has 3 additional fixed base simulators on order from MPS (1 A320 and 2 Boeing 737-MAX). The A320 fixed base simulator will be installed in a new Dublin training facility in fiscal year 2021.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or EU directives that may come into effect in the future. However, there can be no assurance that the FAA, EASA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-MAX-200. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry— Safety-Related Undertakings Could Affect the Company’s Results.”

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, internet-related services, and the in-flight sale of beverages, food, and merchandise. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2020 Compared with Fiscal Year 2019—Ancillary Revenues” for additional information.

Ryanair primarily markets accommodation services, car hire and travel insurance through its website and mobile app. For hotel and accommodation services, Ryanair launched Ryanair Rooms in October 2016 to market hotels, hostels, B&Bs, homestays and villas during and after the booking process. Ryanair receives a commission on these sales and is currently re-investing the commission into the development of this business by providing travel credits (redeemable against future flights) to the “My Ryanair” account of customers who book a room via Ryanair Rooms. Ryanair offers car hire services via a contract with RentalCars.

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

Ryanair’s quality assurance department deals with oversight of all maintenance activities in accordance with EASA Part 145. EASA, which established Part 145, came into being on September 28, 2003; through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities” below. Ryanair is licensed to operate approved maintenance training courses under a Part 147 approval from the U.K. CAA in its training school at London Stansted Airport and Glasgow Prestwick. It is also licensed to operate approved maintenance training courses under a Part 147 approval by the Irish Aviation Authority (“IAA”) in Dublin and by the Italian Civil Aviation Authority (“ENAC”) in Bergamo.

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Madrid, Hahn, Vienna and Bergamo facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft. Ryanair performs the majority of its Boeing 737-800 heavy airframe maintenance inhouse with a seasonal use of third-party maintenance repair and overhaul (the “MRO”) facilities. Ryanair operates a five-bay hangar facility at its base at Glasgow (Prestwick) in Scotland. In addition, Ryanair has hangar facilities in Kaunas (Lithuania) and Wroclaw (Poland) which are used for C-check maintenance activities. Ryanair is currently planning to extend the hangar facilities in Seville for heavy and line maintenance by the end of fiscal year 2022.

Ryanair has a five-bay hangar and stores facility at its London (Stansted) airport base enabling Ryanair to carry out additional line maintenance on its expanding fleet. This facility has eight full flight simulators (including two Boeing 737-MAX-200, installed in March 2019 and September 2019), three fixed base simulators and the associated training rooms. Ryanair has completed the building of a separate training facility adjacent to the hangar to accommodate a full-size Boeing 737NG training aircraft to allow for cabin crew and engineering training. Ryanair has five simulators in its East Midlands facility (three full flight and two fixed based). Ryanair operates a two-bay hangar in Vienna to maintain a mix of Airbus and Boeing aircraft and is currently building a new pilot and cabin crew training facility in Dublin which will accommodate Boeing and Airbus full flight simulators to meet the increased training needs of the Group. This training center is expected to be operational during fiscal year 21. Ryanair has a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport where it maintains a two-bay hangar and stores facility. This facility allows Ryanair to carry out additional line maintenance including A-checks. Ryanair has a two-bay hangar and an additional leased hangar in Bergamo, Italy which are used for line maintenance activities and A-checks. Ryanair has also built a technological center of excellence in Bergamo with two full flight simulators, one fixed base simulator and a full-size Boeing 737NG training aircraft to allow for pilot, engineering and cabin crew training.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its maintenance facilities at Dublin, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Kaunas, Wroclaw, Madrid, Bremen, Seville and Bergamo. See “Item 3. Key Information – Risk Factors – Risks Related to the Company - The Company Is Dependent on External Service Providers”.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to CFM under a ten year agreement from December 2017, with an option for extension, which is pursuant to the previous General Electric Engine Services agreement. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. CFM mainly uses its EASA Part 145-approved repair facility in Cardiff, Wales for this work, but also uses its EASA Part 145-approved facility in Celma, Brazil and Paris, France. By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a EASA Part 145-certified mechanics/engineers to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.  Ryanair has been training engineering staff with Boeing and CFM in connection with the introduction of the Boeing 737-MAX-200 aircraft.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 35-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has a Safety and Security Committee to review and discuss air safety and security related issues. Mike O’Brien, a Non-Executive Director, is the joint chair of this Committee (along with the Ryanair Accountable Manager, Neil Sorahan), and reports to the Board of Directors. Ryanair’s Chief Risk Officer, Carol Sharkey, chairs quarterly meetings of the Group airlines Accountable Managers (Group Safety and Security Committee) and Mike O’Brien attends these meetings. This forum facilitates the sharing of best Safety and Security practice across the Group.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (“TEM”) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved by the IAA/relevant National Aviation Authority, which regularly audits operations control standards and flight crew training standards for compliance with EU legislation. All Boeing 737-800s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management encourages flight crews to report any safety-related issues through the Air Safety Report (“ASR”) reporting program, which is available online. Also available to crew is Ryanair’s Confidential Reporting System (“RCRS”) which affords personnel the opportunity to report directly to the Safety Officer any event, error, or discrepancy in operations that they do not wish to report through standard reporting channels. RCRS is designed to increase management’s awareness of problems that may be encountered by personnel in their day-to-day operations. Management uses the de-identified information reported through all reporting systems to modify operating procedures and improve flight operation standards. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the U.K. CAA as an alternative confidential reporting channel.

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

Over time, various governments have introduced or planned to introduce additional taxes or levies on departing passengers that would have made air travel more expensive and likely reduced demand. While a number of these taxes have been reduced or canceled since introduction, or not introduced at all, no assurance can be given that these or similar taxes or levies will not be reintroduced in the future at similar levels or higher levels, which could have a negative impact on demand for air travel.

In addition, Ryanair has a 10-year growth agreement with Manchester Airports Group plc, the owners of London (Stansted), in relation to an expansion of capacity at London (Stansted) in return for significant airport charge reductions for the incremental passenger volumes delivered. Once this 10-year growth deal expires (2023), Ryanair may be subject to increased airport charges at London (Stansted) as the airport is no longer subject to regulation.

See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair’s Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase.” See also “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings” for information regarding legal proceedings in which Ryanair’s economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel accounted for approximately 37% and 36% of Ryanair’s total operating expenses in the fiscal years ended 2020 and 2019, respectively. In each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 0.6% and 1.0% of total fuel costs in the fiscal years ended 2020 and 2019 respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for significant protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 24 months of anticipated jet fuel requirements. If capacity is significantly reduced, as has been the case due to EU governments response to the spread of Covid-19, these forward contracts may become ineffective for hedge accounting purposes. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2020 Compared with Fiscal Year 2019—Fuel and Oil.”

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors’ and officers’ liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described in “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Company’s business, results of operations, financial conditions and liquidity and “—Risks Related to the Airline Industry—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations.”

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

Ryanair has established Aviation Insurance Limited (“AIL”), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $15m. In addition to aviation insurance, AIL underwrites most of the single and multi-trip travel insurance policies sold on Ryanair.com.

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

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Dublin Airport	1,370	1,649	Leasehold	Administrative Offices
Airside Business Park, Dublin	24,286	18,943	Freehold	Office & Simulator Training Center
Woodford, Dublin	4,113	4,113	Freehold	Cabin Crew, Engineering & Simulator Training Center
Vienna Airport (Hangar)	12,567	7,696	Leasehold	Aircraft Maintenance
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices
Dublin Airport (Hangar No. 1)	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Enterprise House, Stansted	516	516	Leasehold	Administrative Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center
Stansted Airport (Hangar)	12,536	10,676	Leasehold	Aircraft Maintenance and Simulator Training Center
Stansted Storage Facilities	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport	5,935	3,435	Freehold	Training Center
Prestwick Airport (Hangar)	14,721	13,045	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport (Hangar 1)	4,125	2,200	Leasehold	Aircraft Maintenance
Bergamo Airport (Hangar 2)	4,040	2,593	Leasehold	Aircraft Maintenance
Bergamo Airport (Hangar 3)	3,500	2,280	Leasehold	Aircraft Maintenance
Bergamo Airport Technological Centre of Excellence	4,982	2,490	Freehold	Cabin Crew, Engineering & Simulator Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Poland
Warsaw, Poland	512	512	Leasehold	Administrative Offices
Kaunas Airport (Hangar)	4,500	4,500	Leasehold	Aircraft Maintenance
Santa Venera, Malta	200	200	Leasehold	Administrative Offices
Madrid Airport (Hangar)	1,850	1,850	Leasehold	Aircraft Maintenance
Madrid, Spain	1,914	1,914	Leasehold	Travel Labs Madrid
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance

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

Ryanair may be required to apply to the U.K. Intellectual Property Office to register its trademarks in the U.K. post-Brexit.

Ryanair’s trademarks include:

●	European Union (Word) Trade Mark registration number 004168721 comprised of the word “Ryanair” in classes 16, 28, 35, 36, 37, 38, 39 and 42 (Nice Classification), protected until December 13, 2024;

●	European Union (Figurative) Trade Mark registration number 000338301 comprising the following graphic representation:

in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 22.01.16 (Vienna classification), protected until August 21, 2026;

●	European Union (Figurative) Trade Mark registration number 001493329 comprising the following graphic representation in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 27.05.01 (Vienna classification), protected until February 4, 2030;

●	European Union (Word) Trade Mark registration number 004187721 comprised of the word “Ryanairhotels.com” in classes 16, 39 and 43 (Nice Classification), protected until January 13, 2025;

●	European Union (Word) Trade Mark registration number 013185988 comprised of the word “LOW FARES. MADE SIMPLE” in classes 16, 28, 35, 36, 37, 38, and 42 (Nice Classification), protected until August 19, 2024.

THE ENVIRONMENT

In September 2019, Ryanair launched the second edition of its Environmental Policy, which commits to what management believes are ambitious future environmental targets building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow Ryanair to continue to lower CO2 emissions and noise pollution.

Ryanair’s Environmental Policy illustrates Ryanair’s commitment to managing its impact on the environment, with key targets including:

●	Reduce our CO2 per revenue passenger kilometer (RPK) to below 60 grams by 2030;
●	Becoming the first Airline to publish its CO2 statistics monthly;
●	Reduce our absolute CO2 by 50% over 2005 levels, by 2050;
●	Investing billions of euro in new, fuel efficient aircraft;
●	Eliminate non-recyclable plastics over the next 5 years. (82% removed at the end of fiscal year 2020);
●	Investment in Verified Carbon Standard (VCS) and Gold Standard carbon projects funded by our Voluntary Carbon Contribution scheme; and
●	Appointment of a Director of Sustainability to achieve ambitious environmental commitments.

Ryanair manages its impact on the environment and lowers CO2 emissions by operating the youngest major airline groups fleet in Europe, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

Government Regulation

Regulatory Authorities

EU air carriers such as the Company and the Airline Entities are generally able to provide passenger services on domestic routes within any EU member state outside their home country, as well as between EU member states without restriction, subject to applicable EU and national regulations implemented by competent authorities, including the European Commission and EASA, as well as oversight by the European Organization for the Safety of Air Navigation (“Eurocontrol”).  The Airline Entities are also subject to national regulation in their home countries, which is implemented primarily by (i) in Ireland, the Irish Commission for Aviation Regulation (“CAR”), the IAA and the Irish Department of Transport, Tourism and Sport (“DTTAS”) in the case of Ryanair DAC, (ii) in Poland, the Polish Civil Aviation Authority (“Polish CAA”) in the case of Buzz, (iii) in Austria, Österreichische Gesellschaft für Zivilluftfahrt (“Austro Control”) and the Austrian Federal Ministry for Transport, Innovation and Technology (“Austrian BMVIT”) in the case of Lauda, (iv) in Malta, Transport Malta and the Maltese Civil Aviation Directorate (“Maltese CAD”) in the case of Malta Air, and (v) in the United Kingdom, the UK CAA and the UK Department for Transport (“U.K. DfT”) in the case of Ryanair U.K.

Management believes that the present regulatory environment in the EU is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities.

Ireland

Commission for Aviation Regulation. The CAR is responsible for issuing operating licenses to Irish air carriers under the provisions of EU Regulation 1008/2008. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating license. See “Item 10. Additional Information––Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Key Information—Risk Factors––Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

Ryanair’s current operating license (No 05/16) was issued by the CAR on September 20, 2016 and is subject to periodic review.

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

The Company’s subsidiary, Buzz, obtained an AOC (No PL-066) and operating license (No ULC-LER-1/4000-0156/06/17) from the Polish CAA in April 2018.

Austria

Österreichische Gesellschaft für Zivilluftfahrt. Austro Control is - among others - responsible for the management of the Austrian aircraft register, ensuring compliance with national and European civil aviation standards, ensuring compliance with air traffic regulations, supervising maintenance and aviation operations and issuing pilot licenses. Lauda’s flight operations, aircraft, maintenance facilities and flight crew are subject to ongoing review and inspections by Austro Control.

Austrian Federal Ministry for Transport, Innovation and Technology. The Austrian BMVIT is the supreme authority for civil aviation in Austria and is, among others, responsible for issuing airline licenses and overseeing compliance with the requirements of EU Regulation 1008/2008.

The Company’s subsidiary, Lauda, holds an AOC (No A-089) issued by the Austro Control on February 3, 2016 and an operating license (GZ. BMVIT-51.335/0003-IV/L2/2019) issued by the Austrian BMVIT on May 5, 2019.

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

Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented in Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft. The legislation also authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained and may result in the possible sale of the aircraft.

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

The European Union has passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates. Some consumer law enforcement authorities argue that certain operational price components should be included in advertised prices and/or that certain optional services should be considered mandatory, which could limit the Company’s commercial freedom.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, nine of the ten Directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be canceled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

The Company’s aircraft operated by Buzz are registered in Poland, the aircraft operated by Lauda are registered in Austria, the aircraft operated by Malta Air are registered in Malta and the aircraft operated by Ryanair U.K. are registered in the U.K. In each of these countries similar regulations apply to the registration of aircraft as those described above in relation to aircraft operated by Ryanair DAC, which are registered in Ireland.

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

Competition law in Ireland is primarily embodied in the Competition Acts 2002 to 2017. This legislation is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition and Consumer Protection Commission) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector but are subject to EU rules that override any contrary provisions of Irish competition law. Ryanair has been subject to an abuse-of-dominance investigation by the Competition and Consumer Protection Commission in relation to service between Dublin and Cork. The Competition and Consumer Protection Commission (then known as the Competition Authority) closed its investigation in July 2009 with a finding in favor of Ryanair.

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

Data Protection

Ryanair’s processing of personal data is subject to increasingly complex data protection laws including the EU’s GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR became directly applicable across the member states of the European Economic Area on May 25, 2018 replacing the former data protection regime under Directive 95/46/EC. The GDPR imposes strict obligations on persons who process personal data, including requirements to implement appropriate security measures to ensure transfers of personal data are made securely and only where the transferor can guarantee that such personal data will be treated in accordance with the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data. It introduces new data subject rights, such as the “right to be forgotten” (to be erased from the databases of organizations holding their personal data, including erased from third party providers databases, provided there are no legitimate grounds for retaining the personal data) and the right to “data portability” (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20m or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non-material damage) suffered in the event that the processing of their personal data is in breach of the GDPR’s requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair is subject to increasingly complex data protection laws and regulations”

Environmental Regulation

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

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” aircraft, and Ryanair now operates a fleet of mainly Boeing 737-800 “next generation” aircraft with an average age of 8 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to a younger Boeing 737-800 “next generation” fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 “next generation” aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-MAX-200 aircraft (including 100 firm orders and 100 aircraft subject to option). The Boeing 737-MAX-200 aircraft are expected to deliver over the next five years. The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft. This brings the total number of Boeing 737-MAX-200 aircraft on order to 210, with a list value of approximately $21.5bn (assuming all options are exercised). In April 2018, the Company announced that it has converted 25 Boeing 737-Max-200 options into firm orders. This brings the Company’s firm order to 135 Boeing 737-Max-200s with a further 75 options remaining. These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800s in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

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

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

●	operates with a high-seat density of 189 seats which will increase to 197 as the Boeing 737-MAX-200 starts being delivered in fiscal year 2021 and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown. The Lauda A320 fleet has a high density of 180 seats;
●	has reduced per-passenger/Km emissions through high load factors (95% in fiscal year 2020);
●	better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;
●	provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
●	has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2019, the Ryanair Group emitted 13.08m tCO2 (Calendar 2018: 11.71m), which equates to 0.086 tCO2 (Calendar 2018: 0.085) per passenger.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair paid approximately €630m in various environmental taxes in fiscal year 2020 up from approximately €540m in fiscal year 2019. Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

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

In 2020 some national politicians in Austria and Italy called for the introduction of minimum prices on airline tickets and/or for a ban on prices lower than the sum of applicable government taxes and airport charges. While management believes that any such restriction of airlines’ commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level.  This would severely impact the Company’s ability to attract the most price sensitive consumers.

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

Slots

Currently, many of Ryanair Group’s airports have no “slot” allocation restrictions; however, traffic at a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, is regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, EU law currently regulates the acquisition, transfer and loss of slots. The European Union adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the then existing allocation system. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the “80/20” rule for the IATA summer season 2020 due to the Covid-19 crisis. The “80/20” rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. Due to the Covid-19 crisis, airlines are unlikely to be able to demonstrate 80% use in the IATA summer season 2020. It is likely that the suspension of the 80/20 rule will be extended to the IATA winter season 2020/21 and possibly also summer season 2021. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

The Austrian Employment Protection Act (Arbeitnehmerschutzgesetz), published in BGBl. 450/1994, with amendments and other regulations under that Act, applies to Lauda. Compliance is monitored by the Austrian Department of Labor, Social Affairs, Health and Consumer Protection.

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

The Polish Labor Code (Journal of Laws of 2019, item 1040, with amendments) covers health and occupational safety issues. Under Article 18 of the Labor Code, compliance with provisions on health and occupational safety is monitored by the National Labor Inspectorate (“Państwowa Inspekcja Pracy”) and the National Sanitary Inspectorate (“Państwowa Inspekcja Sanitarna”).

The Company’s operations are subject to the general laws of Ireland, Austria, Malta, Poland, and the United Kingdom, and, insofar as they are applicable, the laws of the EU. The Company may also become subject to additional regulatory requirements in the future. The Company is also subject to local laws and regulations at locations where it operates and the regulations of various local authorities that operate the airports it serves.

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

From 1997 through June 30, 2020, the Ryanair Group launched service on more than 2,500 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, Ryanair established 79 airports as bases of operations. During fiscal years 2019 and 2020 the Company established a low cost airline group adding startup airlines in Poland (Buzz) and the U.K. (Ryanair U.K.) along with the acquisition of Lauda (Austria) and Malta Air (Malta) to Ryanair DAC in Ireland. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 4.9m in fiscal year 1999 to approximately 149m in fiscal year 2020. As of June 30, 2020, Ryanair had a principal fleet of approximately 440 Boeing 737-800 aircraft and 26 Airbus A320 aircraft and now serves over 200 airports.

Ryanair expects to have approximately 585 narrow-body aircraft in its operating fleet following the delivery of all of the Boeing 737-MAX-200 currently on order over the next five years. This is subject to lease hand-backs and disposals over the period meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 0.7m passengers in the calendar year 1991 to approximately 149m passengers in fiscal year 2020.

Total revenues increased from €7,697m in fiscal year 2019 to €8,495m in fiscal year 2020 due to a 4% increase in traffic to approximately 149m, a 2% increase in average fare and a 16% increase in ancillary spend per passenger.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair’s total break-even load factor was 83% in fiscal year 2019 and 83% in fiscal year 2020. Ryanair recorded operating profits of €1,017m in fiscal year 2019 and €1,127m in fiscal year 2020. The Company recorded a profit after taxation of €885m in fiscal year 2019 and €649m in fiscal year 2020.  The 27% decrease was primarily attributable to a

€353m (net of tax) hedge ineffectiveness charge in relation to fiscal year 2021 jet hedges offset by a gain on ineffective currency cashflow hedges for fiscal year 2021 fuel and delayed capital expenditure (primarily in relation to delayed aircraft deliveries). Due to the grounding of over 99% of its fleet in the first quarter of fiscal year 2021 as a result of EU governments’ reaction to the spread of Covid-19 and the gradual ramp up of flight operations following the relaxation of lockdowns and travel restrictions, the Group expects traffic to fall by over 50% in fiscal year 2021. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Seasonally Grounded Aircraft.”

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, flight disruptions and other global economic impacts caused by the Covid-19 pandemic, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, the impact of the banking crisis and potential break-up of the Eurozone; Brexit; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, and the impact of the financial and Eurozone crisis. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program and delays in the delivery of new Boeing 737-MAX-200 aircraft. In addition, the financing of new Boeing 737-MAX-200 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “—Risks related to the Airline Industry— The Company is substantially dependent on discretionary air travel.”

RECENT OPERATING RESULTS

The Company’s net loss for the quarter ended June 30, 2020 (the first quarter of the Company’s fiscal year 2021) was €185m as compared to a net profit of €243m for the corresponding period of the previous year. The Company recorded a decrease in operating profit, from a profit of €275m in the first quarter of fiscal year 2020 to an operating loss of €188m in the recently completed quarter. Total operating revenues decreased from €2,312m in the first quarter of fiscal year 2020 to €125m in the first quarter of fiscal year 2021. Operating expenses decreased from €2,037m in the first quarter of fiscal year 2020 to €313m in the first quarter of fiscal year 2021, due primarily to EU governments grounding air traffic in response to the spread of Covid-19. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €3,936m at June 30, 2020 as compared with €3,808m at March 31, 2020 (€4,116m at June 30, 2019).

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

Long-lived assets

As of March 31, 2020, Ryanair had €9.4bn of property, plant and equipment long-lived assets, of which €9.3bn were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft and the cost of major airframe and engine overhaul, Ryanair has primarily relied on its own and industry experience, recommendations from the Boeing Company (“Boeing”), the manufacturer of all of the Company’s owned aircraft, valuations from appraisers and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilization of the aircraft, governmental regulations on aging aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

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

Derivative financial instruments - hedging

Ryanair uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

Ryanair recognizes all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2020, a liability of €1,228m was recognized on balance sheet in respect of the Company’s jet fuel and carbon commodity derivative instruments and an asset of €495m was recognized in respect of its foreign currency derivative instruments associated with future aircraft purchases.

Jet fuel and foreign currency forward contracts are designated as a hedge of the variability in cash flows of highly probable forecasted transactions, whereby the effective part of any gain or loss on the derivative financial instrument is recognized in other comprehensive income (included in “other reserves” on the balance sheet).

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the removal of flight restrictions imposed by governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

Ryanair expects to operate approximately 40% of its normal July schedule, rising to approximately 60% in August, and approximately 70% in September 2020 with further growth into the winter.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast delivery schedules.

The Boeing 737-MAX was grounded in 2019, Boeing are currently working with the FAA and EASA regarding a return to service and the current expectation is that the aircraft will return to service in the United States in the third quarter of 2020 with a return to service in Europe a number of months thereafter.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year Ended March 31,
	2020	2019	2018
Total revenues	100%	100%	100%
Scheduled revenues	66	68	72
Ancillary revenues	34	32	28
Total operating expenses	87	87	77
Fuel and oil	33	32	27
Airport and handling charges	13	14	13
Staff costs	13	13	10
Route charges	9	10	10
Depreciation	9	8	8
Marketing, distribution and other	7	7	6
Maintenance, materials and repairs	3	2	2
Aircraft rentals	—	1	1
Operating profit	13	13	23
Net finance expense	(5)	(1)	(1)
Other income	—	—	—
Profit before taxation	8	12	22
Taxation	—	(1)	(2)
Profit after taxation	8	11	20

FISCAL YEAR 2020 COMPARED WITH FISCAL YEAR 2019

Profit after taxation. Ryanair recorded a profit after taxation of €649m in fiscal year 2020, as compared with a profit of €885m in fiscal year 2019. This 27% decrease was primarily attributable to a €353m (net of tax) hedge ineffectiveness charge in relation to fiscal year 2021 jet fuel hedges offset by a gain on ineffective currency cashflows for fiscal year 2021 fuel and delayed capital expenditure (primarily in relation to delayed aircraft deliveries).

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 6%, from €5,261m in fiscal year 2019 to €5,566m in fiscal year 2020, primarily reflecting a 4% increase in traffic and a 2% rise in average fares. Booked passenger load factors were one point lower at 95% in fiscal year 2020 compared with 96% in fiscal year 2019 due to the 12% reduction in Quarter 4 fiscal year 2020 traffic as a result of EU governments’ responses to stop the spread of the Covid-19 pandemic, including wide-spread flight bans and travel restrictions which closed Europe’s skies to almost all air travel except for a small number of rescue and medical flights for a period from the middle of March 2020. While some restrictions have been reduced as of July 1, 2020, restrictions on international travel are still in place.

Scheduled passenger revenues accounted for 68% of Ryanair's total revenues in fiscal year 2019 and 66% in fiscal year 2020.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 20%, from €2,436m in fiscal year 2019 to €2,929m in fiscal year 2020. The overall increase in ancillary revenues was stimulated by 4% increase in traffic growth and improved uptake of ancillary products, particularly priority boarding and reserved seats.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 87% in fiscal year 2019 compared to 87% in fiscal year 2020. Total revenues increased by 10%, the same as the 10% increase in operating expenses. In absolute terms, total operating expenses increased by 10%, from €6,681m in fiscal year 2019 to €7,367m in fiscal year 2020, principally as a result of increased costs associated with the growth in the airline group. Staff costs, marketing, distribution and other remained flat as a percentage of total revenues. Airport and handling charges, route charges and aircraft rentals decreased while fuel and oil expenses, depreciation and maintenance, materials and repairs increased as a percentage of total revenues. Total operating cost per passenger increased by 6%, with the increase reflecting, principally, a 9% increase in per passenger fuel costs, with an increase in non-fuel costs of 4%.

Most of Ryanair’s fleet was grounded from mid-March 2020 by EU government flight bans and restrictions due to the Covid-19 pandemic. These groundings reduced the Company’s fourth quarter and fiscal year 2020 traffic by over 5m passengers.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per-passenger basis) for fiscal years 2020 and 2019 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

.	Fiscal Year	Fiscal Year
	Ended	Ended
	March 31,	March 31,
	2020	2019	% Change
	€	€
Fuel and oil	18.59	17.08	9%
Airport and handling charges	7.67	7.47	3%
Staff costs	7.45	6.93	8%
Route charges	4.95	5.24	(6)%
Depreciation	5.04	4.51	12%
Marketing, distribution and other	3.90	3.86	1%
Maintenance, materials and repairs	1.73	1.34	29%
Aircraft rentals	0.26	0.59	(56)%
Total operating expenses	49.59	47.02	6%

Fuel and oil. Ryanair's fuel and oil costs per passenger increased by 9%, while in absolute terms, these costs increased by 14% from €2,427m in fiscal year 2019 to €2,762m in fiscal year 2020, in each case after giving effect to the Company's fuel hedging activities. The 14% increase reflected higher hedged fuel prices and a 6% increase in flight hours. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased by 15% from €1.79 per U.S. gallon in fiscal year 2019 to €2.06 per U.S. gallon in fiscal year 2020, in each case after giving effect to the Company's fuel hedging activities.

Airport and handling charges. Ryanair's airport and handling charges per passenger increased by 3% in fiscal year 2020 compared to fiscal year 2019. In absolute terms, airport and handling charges increased by 7%, from €1,062m in fiscal year 2019 to €1,140m in fiscal year 2020, broadly reflecting the 4% increase in passenger numbers.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 8% on a per-passenger basis, while in absolute terms, these costs increased by 12%, from €984 million in fiscal year 2019 to €1,107m in fiscal year 2020. The increase in absolute terms was primarily attributable to 6% more flight hours, increased pilot pay and higher crewing ratios as pilot resignations slowed down significantly.

Route charges. Ryanair's route charges per passenger decreased by 6%. In absolute terms, route charges decreased by 1%, from €745m in fiscal year 2019 to €736m in fiscal year 2020, primarily as a result of a decrease in unit rates offset by an increase in sectors.

Depreciation. Ryanair's depreciation per passenger increased by 12%, while in absolute terms these costs increased by 17% from €640m in fiscal year 2019 to €749m in fiscal year 2020. The increase was primarily attributable to higher capitalized maintenance and the impact of IFRS 16 (€59m) which was adopted from April 1, 2019.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 1% on a per-passenger basis in fiscal year 2020, while in absolute terms, these costs increased by 6%, from €547m in fiscal year 2019 to €579m in fiscal year 2020, with the overall increase reflecting higher distribution and other costs, reflecting the increased activity in the business offset by lower customer complaint costs.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, increased by 29% on a per-passenger basis, while in absolute terms these expenses increased by 34% from €191m in fiscal year 2019 to €256m in fiscal year 2020. The increase in absolute terms during the fiscal year was due to higher scheduled engine maintenance due to an ageing fleet, 12 lease hand-backs, Boeing 737-MAX delivery delays and provision for 10 additional A320 leases.

Aircraft rentals. Aircraft rental expenses amounted to €38m in fiscal year 2020, a 54% decrease from the €84m reported in fiscal year 2019, reflecting the leases with a duration of less than 12 months for which the Company availed itself of practical expedients on adoption of IFRS 16 (which among other things, allowed for carry forward of the historical lease classification of those leases in place as of April 1, 2019) in April 2019. There were 12 lease hand-backs during the year.

Operating profit. As a result of the factors outlined above, operating profit increased by 6% on a per-passenger basis in fiscal year 2020, while, in absolute terms, it increased by 11% from €1,017m in fiscal year 2019 to €1,127m in fiscal year 2020.

Finance expense. Ryanair's interest and similar charges increased by €421m, from €59m in fiscal year 2019 to €480m in fiscal year 2020 primarily due to an increase in gross debt by €567m to €4,211m due to a new €750m low cost syndicated bank facility and the impact of IFRS 16 (€246m), offset by €419m debt repayments and €68m lease liability payments. In addition, Ryanair recorded a hedge ineffectiveness charge of €392m (net of a tax credit) in relation to fiscal year 2021 jet fuel hedges.  This was offset by a hedge ineffectiveness gain of €39m (net of a tax charge) on currency cashflow gains for fiscal year 2021 fuel and delayed capital expenditure (primarily related to aircraft delivery delays), resulting in a net charge of €353m.

Finance income. Ryanair’s interest income increased by €17m from €4m in fiscal year 2019 to €21m in fiscal year 2020, primarily due to an increase in deposits.

Foreign exchange gains/losses. Ryanair recorded foreign exchange gains of €2m in fiscal year 2020, and foreign exchange losses of €4m in fiscal year 2019, primarily due to the impact of change in euro exchange rates against the U.S. dollar.

Taxation. The effective tax rate for fiscal year 2020 was 3.2%, as compared to an effective tax rate of 6.7% in fiscal year 2019, reflecting the recognition of a deferred tax asset in respect of property, plant & equipment and net operating losses incurred in other jurisdictions.

FISCAL YEAR 2019 COMPARED WITH FISCAL YEAR 2018

A discussion of fiscal year 2019 compared with fiscal year 2018 is included in Ryanair’s 2019 Annual Report and Form 20-F.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and any instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2020 and 2019 of €3,774m and €3,160m, respectively. The increase at March 31, 2020 primarily reflected a new €750m syndicated bank facility and higher operating profits offset by €419m debt repayments.

The Company’s net cash inflows from operating activities (inclusive of net foreign exchange differences) in fiscal years 2020 and 2019 amounted to €2,106m and €2,018m, respectively. The €89m increase in net cash flows from operating activities for fiscal year 2020 compared to fiscal year 2019 was principally due to higher operating profit and an increase in trade payables offset by a decrease in accrued expenses.

During the last two fiscal years, Ryanair’s primary cash requirements have been for operating expenses, additional aircraft, related flight equipment, payments on related indebtedness and payments of corporation tax as well as share buybacks of €581m in fiscal year 2020 and €561m in fiscal year 2019. Cash generated from operations have been the primary source for these cash requirements.

The Company’s net cash inflows from operating activities (inclusive of net foreign exchange differences) in fiscal years 2019 and 2018 amounted to €2,018m and €2,233m, respectively. The €216m increase in net cash flows from operating activities before net foreign exchange differences for fiscal year 2019 compared to fiscal year 2018 was principally due to a lower profit after tax of €565m offset by an increase in trade payables.

The Company’s net cash used in investing activities in fiscal year 2020 totaled €918m, primarily reflecting the Company’s capital expenditures.

The Company’s net cash used in investing activities in fiscal year 2019 totaled €1,002m, primarily reflecting the Company’s capital expenditures.

Net cash used in financing activities (inclusive of net foreign exchange differences) totaled €297m in fiscal year 2020, largely reflecting shareholders returns of €581m and repayments of long term borrowings of €419m offset by proceeds from a new €750m syndicated bank facility.

Net cash used in financing activities (inclusive of net foreign exchange differences) totaled €855m in fiscal year 2019, largely reflecting net shareholder returns of €532m and repayment of long term borrowings of €423m.

Capital Expenditures. In fiscal years 2020 and 2019 were €1,196m and €1,547m respectively. Ryanair has traditionally funded a significant portion of its acquisition of new Boeing 737 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2020, Ryanair had a fleet of 440 Boeing 737 aircraft, 89 of which were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options (“JOLCOs”), which are treated as finance leases (10 of the Company’s Boeing 737 fleet as of March 31, 2020). At March 31, 2020, 14 Boeing 737’s were financed through lease arrangements, 183 Boeing 737’s were financed from Ryanair’s own resources on an unsecured basis and the remaining 144 Boeing 737’s, have no outstanding remaining debt. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2021.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company:

	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
Fiscal Year End	2020	2021	2022	2023	2024	2025	Total
Opening Fleet	471	466	500	537	561	585	471
Firm deliveries under 2014 Boeing Contract	—	48	45	21	11	10	135
Option Aircraft under 2014 Boeing Contract	—	—	9	30	29	7	75
Planned returns or disposals	(15)	(18)	(17)	(25)	(10)	—	(85)
A320 operating leases	10	4	—	(2)	(6)	(17)	(11)
Closing Fleet	466	500	537	561	585	585	585

Best estimates, subject to FAA & EASA regulation approval of the Boeing MAX-200 aircraft

Capital Resources. Ryanair’s long-term debt (including current maturities) totaled €3,644m at March 31, 2019 and €4,211m at March 31, 2020, with the change being primarily attributable to a new €750m unsecured syndicated bank facility and the impact of IFRS 16 (€246m), offset by €419m debt repayments and €68m lease liability payments. Please see the table “Obligations Due by Period” below for more information on Ryanair’s long-term debt (including current maturities) and leases as of March 31, 2020. See also Note 14 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2020, 89 of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

At March 31, 2020, there were 26 leased A320 aircraft in the Lauda fleet.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 25% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, this is currently managed as part of the Ryanair risk management strategy. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with remaining maturities of up to 5 years in respect of approximately 75% of its outstanding aircraft debt financing at March 31, 2020 and approximately 25% of total debt was floating rate at that date.

Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-MAX-200 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB credit rating from Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €850m in 1.875% unsecured Eurobonds with a 7-year tenor in June 2014, issuance of €850m in 1.125% unsecured Eurobonds with an 8-year tenor in March 2015 and issuance of €750m in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 89 aircraft delivered and remaining in the fleet as of March 31, 2020 rests with a number of United States special purpose vehicles (the “SPVs”). The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

Ryanair has a track record in securing finance for similar sized aircraft purchases. The 1998, 2002, 2003 and 2005 Boeing Contracts totaling 348 aircraft were financed with approximately 66% U.S. Ex-Im Bank loan guarantees and capital markets (with 85% loan to value) financing, 24% through sale and leaseback financing, and 10% through JOLCOs and commercial debt. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Under the Aviation Sector Understanding which came into effect from January 1, 2013, the fees payable to Ex-Im Bank for the provision of loan guarantees have significantly increased, thereby making it more expensive than more traditional forms of financing (although this might change in light of the Covid-19 crisis and the related global economic slowdown). As a result, Ryanair’s current intention is to finance the new aircraft obtained under the 2014 Boeing Contract through a combination of internally generated cash flows, debt financing from commercial banks, debt financing through the capital markets in a secured and unsecured manner, JOLCOs and sale and leasebacks. These forms of financing are generally accepted in the aviation industry and are currently widely available for companies who have the credit quality of Ryanair. Ryanair may periodically use Ex-Im Bank loan guarantees when appropriate. Ryanair intends to finance pre-delivery payments (“Aircraft Deposits”) to Boeing in respect of the new aircraft via internally generated cash flows similar to all previous Aircraft Deposit payments.

At March 31, 2020, Ryanair had 40 leased aircraft in the fleet including the 26 Lauda Airbus A320 leases. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 40 leases are U.S. dollar-denominated and require the Ryanair Group airlines to make fixed rental payments and, following the adoption of IFRS16 are shown as lease liabilities on the Company’s balance sheet (offset by right of use assets). 14 of these leases are due to mature in the next 2 years. In addition to the above, the Company financed 30 of the Boeing 737 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. 10 of these JOLCO arrangements are still outstanding as of March 31, 2020. These structures are accounted for as finance leases and are initially recorded at fair value on the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Ryanair exercised this option for 10 of these aircraft in fiscal year 2020

Since, under each of the Company’s leases, the Company has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe, engine maintenance checks and restitution of major life limited parts by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

Ryanair currently has corporate ratings of BBB from both S&P and Fitch Ratings and a €5bn EMTN program. Ryanair issued €850m in unsecured Eurobonds with a 7-year tenor at a coupon of 1.875% in June 2014, €850m in unsecured Eurobonds with an 8-year tenor at a coupon of 1.125% in March 2015 and €750m in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019 Ryanair DAC entered into a €750m general corporate purpose unsecured term loan facility, with a syndicate of 10 banks. The facility is at a cost of 0.65% per annum and has a 5 year tenor.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2020. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 26 to the consolidated financial statements included in Item 18.

The amounts listed under “Finance Lease Obligations” reflect the Company’s obligations under its JOLCOs. See “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources.”

The amounts listed under “Purchase Obligations” in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract and are calculated by multiplying the number of firm aircraft the Company is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of U.S.$103m for each aircraft (net of basic credits and reflective of price escalation over the scheduled delivery timeframe, and taking account of advance payments paid in prior fiscal years) pursuant to the relevant contract, with the dollar-denominated obligations being converted into euro at an exchange rate of U.S. $1.0956 = €1.00 (based on the European Central Bank Rate on March 31, 2020). The Company is eligible for further customer specific credits (reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-MAX-200 aircraft and its willingness to purchase up to 210 Boeing 737-MAX-200 aircraft under the 2014 Boeing Contract), which will reduce the average amount payable per aircraft. Under the terms of the 2014 Boeing Contract, the Company is required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of each aircraft with the balance of the purchase price being due at the time of delivery. The Company has suspended the payment of advance payments to Boeing pending confirmation of the return to service date of the Boeing MAX fleet, which was grounded by EASA and the FAA in March 2019, and the agreement thereafter with Boeing of a revised delivery schedule for the Company’s Boeing 737-MAX-200 firm orders. Purchase obligations detailed below are based on an estimated delivery schedule as of March 31, 2020 (which assumes a commencement of aircraft deliveries during Q3 of fiscal year 2021), pending agreement of the revised delivery schedule with Boeing.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2020.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Long-term Debt (a)	3,787	204	987	2,596	—
Finance Lease Obligations	179	179	—	—	—
Purchase Obligations (b)	5,116	2,196	1,465	1,456	—
Operating Lease Obligations	266	88	55	124	—
Future Interest Payments (c)	140	52	45	43	—
Total Contractual Obligations	9,488	2,719	2,552	4,219	—

(a)	For additional information on Ryanair’s long-term debt obligations, see Note 14 and Note 26 to the consolidated financial statements included in Item 18.
(b)	This reflects the 135 firm aircraft ordered under the 2014 Boeing Contract assuming delivery of 48 aircraft in fiscal year 2021, 45 in fiscal year 2022 and 42 thereafter. EASA and the FAA will ultimately determine the timing of the entry into service of the Boeing 737-MAX 200, and the Company therefore offers no assurances that its estimation and timelines of aircraft purchase commitments under the 2014 Boeing Contract, as of March 31, 2020, will not change. For additional information on the Company’s purchase obligation, see Note 26 to the consolidated financial statements included in Item 18.
(c)	In determining an appropriate methodology to estimate future interest payments the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects—Business Overview,” “—Results of Operations,” “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Strategy—Responding to Market Challenges” above.

OFF-BALANCE SHEET TRANSACTIONS

The Company uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees. Details of these arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, results of operations, liquidity or capital resources are discussed below.

Guarantees. Ryanair Holdings has provided an aggregate of approximately €4,236m (as at March 31, 2020) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract under which there was a total of 210 aircraft (135 firm orders and 75 options) outstanding as at March 31, 2020 amounting to approximately U.S. $9.6bn at the standard list price of U.S. $103m (net of basic credits and reflective of price escalation over the scheduled delivery timeframe).

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2020.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of Ryanair Holdings as of July 23, 2020:

Name	Age	Positions
Stan McCarthy (a)(b)	62	Chairman & Director
Louise Phelan (a)(b)	53	Senior Independent Director
Róisín Brennan (c)(e)	55	Director
Michael Cawley (a)(e)	66	Director
Emer Daly (c)	57	Director
Howard Millar (a)(b)	59	Director
Dick Milliken (c)	69	Director
Mike O’Brien (d)	76	Director
Michael O’Leary (a)	59	Director & Group CEO
Julie O’Neill (e)	65	Director

(a)	Executive Committee.(d) Safety & Security Committee.
(b)	Nomination Committee.(e) Remuneration Committee.
(c)	Audit Committee.

Stan McCarthy was appointed as a Director of Ryanair in May 2017, Deputy Chairman in April 2019 and Chairman in June 2020. Mr. McCarthy was Chief Executive of Kerry Group plc from January 2008 until September 2017. Mr. McCarthy joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. He has dual Irish and U.S. citizenship.

Louise Phelan has served as a Director since December 2012 and was appointed Senior Independent Director (SID) in June 2020. Ms. Phelan is currently Group CEO of the Phelan Energy Group. Ms. Phelan spent 13 years as Vice President of PayPal, leading a global team in Continental Europe, Middle East and Africa. Prior to PayPal, Ms. Phelan spent 16 years with General Electric in various leadership roles. She is an Irish citizen.

Róisín Brennan has served as a Director since May 2018. Ms. Brennan is a former Chief Executive of IBI Corporate Finance Ltd where she had extensive experience advising public companies in Ireland. She is currently a Non-Executive Director of Hibernia REIT plc, Musgrave Group plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016. She is an Irish Citizen.

Michael Cawley has served as a Director since September 2014. Mr. Cawley previously worked with Ryanair for 17 years as Ryanair’s Deputy CEO and Chief Operating Officer until he retired in March 2014. Mr. Cawley’s other Non-Executive Directorships include Flutter Entertainment plc, Kingspan Group plc, Hostelworld Group plc and he is also Chairman of Fáilte Ireland, the Irish tourism authority. He is an Irish citizen.

Emer Daly has served as a Director of Ryanair since December 2017. Ms. Daly is currently Board Chairman at RSA Insurance Ireland DAC and a Non-Executive Director of Chetwood Financial Limited and RGA International Reinsurance Company DAC. Ms. Daly previously served as a Non-Executive Director of Permanent TSB Group plc and as a Director of Payzone plc. Ms. Daly also held senior roles with PwC and AXA Insurance for over 20 years. She is an Irish citizen.

Howard Millar was appointed as a Director of Ryanair in August 2015.  Mr. Millar had served as Ryanair’s Deputy CEO and Chief Financial Officer from 2003 to December 2014 having previously been Director of Finance from 1993 and Financial Controller in 1992. Mr. Millar currently serves as Chief Executive Officer of Sirius Aviation Capital Holdings Ltd. Mr. Millar is a member of Irelandia Aviation’s advisory board and a Non-Executive Director of Applegreen plc. He is an Irish citizen.

R.A. (Dick) Milliken has served as a Director since July 2013 having previously been Chief Financial Officer of Almac Group and former Chief Executive of Lamont plc. Mr. Milliken is Chairman of Lotus Group and the Northern Ireland Science Park. He is a Director of a number of private companies. He is a British citizen.

Mike O’Brien was appointed as a Director of Ryanair in May 2016. Mr. O’Brien was Head of Flight Operations Inspectorate with the Maltese Civil Aviation Authority until he retired in 2016, having previously spent 10 years as the Head of Operating Standards with the Irish Aviation Authority until 2001. Mr. O’Brien served 4 years as the Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. Mr. O’Brien is the co-chair of the Company’s Safety & Security Committee. He is an Irish citizen.

Michael O’Leary has served as a Director of Ryanair since 1988 and as CEO since 1994. Mr. O’Leary was appointed Group CEO in April 2019. He is an Irish citizen.

Julie O’Neill has served as a Director since December 2012 having previously served as Secretary General of the Irish Department of Transport from 2002 to 2009 and, in a career that spanned 37 years in the Irish public service, worked in strategic policy development and implementation in eight Government Departments. She is Senior Independent Director of Permanent Group TSB plc, and a director of AXA Life Europe and XL Insurance Company SE and a Senior Advisor at AMP Capital (UK) Ltd. She chaired the Sustainable Energy Authority of Ireland for 5 years until May 2020. She is an Irish citizen.

The Board of Directors has established a number of committees, including the following:

(a) Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Ms Phelan, Mr. McCarthy, Mr. O’Leary, Mr. Cawley and Mr. Millar are the members of the Executive Committee.

(b) Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy, Ms. Phelan and Mr. Millar are the members of the Nomination Committee.

(c) Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. Milliken, Ms. Daly and Ms. Brennan are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a senior independent Non-Executive Director, Mr. Milliken, is the chair of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(d) Safety & Security Committee. The Board of Directors established the Safety & Security Committee in March 1997 to review and discuss air safety and related issues. The Safety & Security Committee reports to the full Board of Directors each quarter. The Safety & Security Committee is composed of Mr. O’Brien and Mr. Sorahan, (Accountable Manager Ryanair DAC) who both act as co-chair. Other attendees include the Group airline Accountable Managers, nominated persons and the Chief Risk Officer, Ms. Carol Sharkey. A number of other managers are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators requirements.

(e) Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Executives of the Company and to administer the share based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Board of Directors as a whole determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Ms. O’Neill, Ms. Brennan and Mr. Cawley are the members of the Remuneration Committee.

Powers of, and Action by, the Board of Directors

The Board of Directors is empowered by the Articles of Association of Ryanair Holdings (the “Articles”) to carry on the business of Ryanair Holdings, subject to the Articles, provisions of general law and the right of shareholders to give directions to the Directors by way of ordinary resolutions. Every Director who is present at a meeting of the Board of Directors of Ryanair Holdings has one vote. In the case of a tie on a vote, the chairman of the Board of Directors has a second or tie-breaking vote. A Director may designate an alternate Director to attend any Board of Directors meeting, and such alternate Director shall have all the rights of a Director at such meeting.

The quorum for a meeting of the Board of Directors, unless another number is fixed by the Directors, consists of three Directors, a majority of whom must be EU nationals. The Articles require the vote of a majority of the Directors (or alternates) present at a duly convened meeting for the approval of any action by the Board of Directors.

Composition and Term of Office

The Articles provide that the Board of Directors shall consist of no fewer than three and no more than fifteen Directors, unless otherwise determined by the shareholders. There is no maximum age for a Director and no Director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointments confirmed) at the annual general meetings of shareholders.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

●	The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33 1/3% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

●	The Company is exempt from NASDAQ’s requirement with respect to Audit Committee approval of related party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ’s Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

●	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the NASDAQ rules, whether shareholder approval is required for such transactions depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the value of a transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests.

●	NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Act. However, it is Ryanair’s policy to solicit holders of ADSs and will continue to do so, unless it becomes necessary to restrict non-EU shareholders voting rights because of Brexit. For additional information, please see “Item 3 Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”. Details of Ryanair’s annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act, the Company’s Articles of Association and the Irish Listing Rules.

●	NASDAQ requires that all members of a listed company’s Nominating Committee be independent Directors, unless the Company, as a foreign private issuer, provides an attestation of non-conforming practice based upon home country practice and then discloses such non-conforming practice annually in its Form 20-F.

The Company also follows certain other practices under the U.K. Corporate Governance Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company’s Annual Report on Form 20-F. The Board of Directors has determined that each of the Company’s nine Non-Executive Directors, including Messrs McLaughlin and Bonderman who retired from the Board of Directors on May 31, 2020, is “independent” under the standards set forth in the U.K. Corporate Governance Code (the “Code”).

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

In determining that each of the eleven Non-Executive Directors, including Messrs McLaughlin and Bonderman who retired from the Board of Directors on May 31, 2020,  is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Directors Messrs. Bonderman, McLaughlin, Cawley, Millar and O’Brien.

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

The Board considered Kyran McLaughlin's independence, as a member of the Board up to May 31, 2020, given his role as Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Davy Stockbrokers are one of Ryanair's corporate brokers and provide corporate advisory services to Ryanair from time to time. The Board has considered the fees paid to Davy Stockbrokers for these services and believe that they are immaterial to both Ryanair and Davy Stockbrokers given the size of each organization's business operations and financial results. Having considered this relationship, the

Board  concluded that Kyran McLaughlin continued, up to his retirement from the Board on May 31, 2020 to be an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Michael Cawley’s independence given that he served as Deputy CEO and Chief Operating Officer of Ryanair from 2003 to March 2014 and before that as Ryanair’s Chief Financial Officer and Commercial Director from 1997. The Board has considered Michael’s employment and has concluded that Michael Cawley is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Howard Millar’s independence given that he was Ryanair’s Deputy CEO up to December 31, 2014, and Chief Financial Officer up to September 30, 2014. The Board has considered Howard’s employment and has concluded that Howard Millar is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Mike O’Brien’s independence given that he served as Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. The Board has considered Mr. O’Brien’s employment and has concluded that he is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board has further considered the independence of Mr. Kyran McLaughlin and Mr. David Bonderman as they had each served more than nine years on the Board prior to their retirement from the Board of Directors on May 31, 2020. The Board considered that each of these Directors was independent in character and judgment as they either had other significant commercial and professional commitments and/or bring their own level of senior experience gained in their fields of international business and professional practice. When arriving at this decision, the Board has taken into account the comments made by the Financial Reporting Council in their report dated December 2009 on their review of the impact and effectiveness of the Code, in particular their comment that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration should be that the Board is fit for purpose.

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

Executive Officers

The following table sets forth certain information concerning the Executive Officers of the Ryanair Group at July 23, 2020:

Name	Age	Position
Michael O’Leary	59	Group CEO
Neil Sorahan	48	Group CFO
Juliusz Komorek	42	Group CLO; Co. Secretary
Edward Wilson	56	Ryanair CEO
Carol Sharkey	45	Chief Risk Officer
Tracey McCann	46	Ryanair CFO
Andreas Gruber	35	Lauda Joint CEO
David O’Brien	56	Lauda Joint CEO
Michal Kaczmarzyk	41	Buzz CEO
Diarmuid Ó'Conghaile	53	Malta Air CEO
John Hurley	45	CTO

Michael O’Leary. Michael has served as a Director of Ryanair DAC since 1988 and a Director of Ryanair Holdings since 1996. Michael was appointed CEO of Ryanair in 1994 and Group CEO in April 2019, having previously served as CFO since 1988.

Neil Sorahan. Neil was appointed Group CFO in October 2019, having previously served as Ryanair’s CFO from October 2014. Prior to this he was Ryanair’s Finance Director since June 2006 and Treasurer from January 2003. Before joining Ryanair, Neil held various finance and treasury roles at CRH plc.

Juliusz Komorek. Juliusz was appointed Group CLO; Company Secretary in late 2019 having previously served as Ryanair’s Chief Legal & Regulatory Officer; Company Secretary from May 2009 and Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission’s Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

Edward Wilson. Eddie was appointed Ryanair CEO in September 2019, having previously served as Ryanair’s CPO since December 2002. Prior to this he served as Head of Personnel since December 1997. Before joining Ryanair, Eddie was the Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

Carol Sharkey. Carol was appointed Chief Risk Officer in May 2018 having held the position of Director of Safety and Security since 2014. She has worked at Ryanair since 1995 having previously held roles in inflight, flight operations and in recent years has overseen the flight safety department.

Tracey McCann. Tracey was appointed Ryanair CFO in January 2020 having previously served as Ryanair’s Director of Finance (FP&A). She joined Ryanair in 1991 and has held various senior finance roles.

Andreas Gruber. Andreas was appointed CEO of Laudamotion by Niki Lauda in early 2018. Prior to that, he held various operational and network planning roles within the Aerberlin Group. Andreas remained as CEO of Lauda following its acquisition by the Ryanair Group and is currently Lauda’s Joint CEO.

David O’Brien. David was appointed Joint CEO Lauda in April 2020, having served as Ryanair’s CCO since January 2014. Prior to that David was Ryanair’s Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

Michal Kaczmarzyk. Michal was appointed CEO of Buzz in April 2017. Prior to joining Buzz, Michal served as the General Director of the Polish Airports State Company and CEO of Warsaw Chopin Airport. A former CEO of LS Airport Services and supervisory board member of Euro LOT Airline, Krakow Airport and Gdansk Airport, Michal also held roles with the Polish Industrial Development Agency, the Office of Competition and Consumer Protection and PwC.

Diarmuid Ó Conghaile. Diarmuid was appointed CEO of Malta Air in July 2019. Prior to joining Malta Air, he was Ryanair’s Director of Public Affairs, managing Ryanair’s engagement in Europe. Before joining Ryanair, Diarmuid was General Manager of Strategy, Planning and Economic Regulation with Dublin Airport.

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

Compensation of Directors and Executive Officers

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors) named above in fiscal year 2020 was €11.3m. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Remuneration Agreement with Mr. O’Leary” below.

Each of Ryanair Holdings’ Non-Executive Directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board receives a fee of €100,000 per annum. The additional remuneration paid to all Committee members for service on that committee is €15,000 per annum, with the exception of the Chair of the Safety & Security Committee who is entitled to receive €40,000 per annum in connection with the additional duties in relation to that committee.

For further details of share based remuneration that have been granted to the Company’s employees, including the Executive Officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 22 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O’Leary

The Group CEO is the only Executive Director of the Board. In February 2019 Mr. O’Leary signed a five-year contract as Group CEO commencing April 1, 2019 and expiring on July 31, 2024. As part of this contract the Group CEO agreed to a 50% cut in base pay from €1m to €500,000 per annum, a 50% cut to his maximum annual bonus (to €500,000) and, in line with best practice in the updated Corporate Governance Code, he does not receive any pension benefits from Ryanair. This new contract also includes 10m share options at a strike price of €11.12 which are exercisable if the profit after tax (PAT) of Ryanair Holdings plc exceeds €2bn in any fiscal year up to March 31, 2024 and/or the share price of Ryanair Holdings plc exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2024. The accounting charge for the share based remuneration is approximately €1.8m per annum over the 5 year term of the Group CEO’s contract of employment. In March 2020, Mr. O’Leary agreed to further reduce his base pay to €250,000 for fiscal year 2021 as part of the Company’s response to the Covid-19 crisis.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team (including all Group airlines) at each of March 31, 2020, 2019 and 2018:

	Number of Staff at March 31,
Classification	2020	2019	2018
Management	150	177	120
Administrative/IT Labs	859	992	780
Maintenance	395	426	156
Ground Operations	555	704	433
Pilots	5,584	5,446	4,831
Cabin Crew	9,725	9,095	8,263
Total	17,268	16,840	14,583

Ryanair Group airlines are engaged in collective bargaining with unions in relation to long term pay and conditions agreements, as well as cost saving measures (including pay cuts) in response to the Covid-19 crisis. Ryanair will continue to defend its existing high productivity business model. Ryanair believes that existing terms and conditions for both pilots and cabin crew are industry leading among European low cost B737 operators with competitive pay, advantageous fixed rosters, outstanding promotional opportunities and a wide choice of base locations across Europe.

The Ryanair Group’s pilots, cabin crew, maintenance and ground operations personnel undergo continuous recurrent training. A substantial portion of the training for Ryanair’s cabin crew is devoted to safety procedures, and cabin crew are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance. Ryanair utilizes its own Boeing 737 aircraft simulators for pilot training.

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

Ryanair’s crew earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by industry standards or regulations governing maximum working hours). Pilots at all of Ryanair Group airlines’ bases are covered by the terms of existing collective agreements on pay, allowances and rosters which fall due for negotiation at various dates between 2021 and 2023 however these agreements are likely to be replaced by Collective Labor Agreements (CLA) negotiated with the unions and Company Councils in each country and/or temporary wage cut agreements being negotiated in response to the Covid-19 Pandemic. Ryanair’s pilots are currently subject to EASA-approved limits of 900 flight-hours per calendar year.

If more stringent regulations on flight-hours were to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair Holdings’ shareholders have approved a number of share based remuneration plans for employees and Directors including Share Option Plan 2013 and LTIP 2019 (which replaces Option Plan 2013 for share based remuneration after the 2019 AGM). Ryanair Holdings has also issued share options to several of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information - Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2020, there were 1,090,049,737 Ordinary Shares outstanding. As of that date, 97,672,993 ADRs, representing 488,364,966 Ordinary Shares, were held of record in the United States by 51 holders, and represented in the aggregate 44.8% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2020, June 30, 2019 and June 30, 2018, the latest practicable date prior to the Company’s publication of its statutory Annual Report in each of the relevant years.

	As of June 30, 2020		As of June 30, 2019		As of June 30, 2018
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
HSBC Holdings PLC	67,354,927	6.2%	—	—	55,792,770	4.8%
Baillie Gifford	66,071,123	6.1%	61,916,922	5.5%	55,403,057	4.8%
Harris Associates	57,307,445	5.3%	92,645,690	8.2%	—	—
Capital	57,032,560	5.2%	59,883,817	5.3%	196,038,142	17.0%
AKO Capital	52,742,694	4.8%	54,851,101	4.9%	—	—
Egerton Capital	51,570,640	4.7%	—	—	—	—
Michael O’Leary	44,096,725	4.0%	44,096,725	3.9%	44,096,725	3.8%
MFS	42,511,940	3.9%	—	—	—	—
Causeway Capital Management	42,227,265	3.9%	—	—	—	—
Fidelity	37,445,184	3.4%	—	—	63,587,530	5.5%
Rothschild & Co	34,355,226	3.2%	—	—	—	—

As of June 30, 2020, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 45,297,013 Ordinary Shares, representing 4.16% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 22(d) to the consolidated financial statements included herein.

As of March 31, 2020, there were 1,089,181,737 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2020, March 31, 2019 and March 31, 2018.

	As of March 31, 2020			As of March 31, 2019		As of March 31, 2018
		% of			% of		% of
	No. of Shares	Class		No. of Shares	Class	No. of Shares	Class
Harris Associates	71,729,020	6.5%	%	77,228,695	6.8%	—	—
Baillie Gifford	64,478,495	5.9%	%	58,805,558	5.2%	45,244,444	3.9%
HSBC Holdings PLC	62,229,577	5.7%	%	—	—	64,191,568	5.5%
AKO Capital	55,240,252	5.1%	%	51,079,882	4.5%	—	—
Egerton Capital	47,829,821	4.4%	%	—	—	—	—
Michael O’Leary	44,096,725	4.0%	%	44,096,725	3.9%	46,096,725	3.9%
MFS	42,478,088	3.9%	%	—	—	—	—
Causeway Capital Management	41,125,555	3.8%	%	—	—	—	—
Capital	39,857,370	3.7%	%	100,394,424	8.9%	193,229,822	16.5%
Fidelity	34,436,688	3.2%	%	—	—	67,919,641	5.8%
Rothschild & Co	34,078,565	3.1%	%	—	—	—	—
Lazard	32,980,423	3.0%	%	—	—	—	—

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 30 to the consolidated financial statements) in the three fiscal years ending March 31, 2020 or in the period from March 31, 2020 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid.  In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.

Ryanair appealed these four negative findings to the European Court of Justice. In December 2019, Ryanair discontinued the appeals to the European Court of Justice of these 4 negative findings as the Court had refused to grant an oral hearing in any of the cases. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari and Klagenfurt airports are expected to take approximately two years. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair will appeal the Montpellier “aid” decision to the General Court when it is published in the EU’s Official Journal. It is expected that the appeal proceedings before the General Court regarding Ryanair’s arrangements at Montpellier airport will take approximately two years from the time the appeal is filed.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing and Ryanair currently expects that they will conclude in 2020, with any European Commission decisions appealable to the EU General Court.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in Ireland, Germany, France, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies. The Company has received favorable rulings in France, Germany, Ireland, Italy and The Netherlands, and unfavorable rulings in Germany, Spain, France, Switzerland and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels and travel insurance etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website”.

U.S. Litigation. In November 2018, a putative securities class action complaint was filed against the Company and Mr. O’Leary in the United States District Court for the Southern District of New York (the “District Court”). The District Court appointed a lead plaintiff, the City of Birmingham Retirement and Relief System and City of Birmingham Firemen’s and Policemen’s Supplemental Pension System (the “Birmingham Funds”), in January 2019. The Birmingham Funds filed an amended complaint in April 2019 that purports to be on behalf of purchasers of Ryanair American Depositary Shares (“ADSs”) between May 30, 2017 and September 28, 2018. The amended complaint alleges, among other things, that in filings with the SEC, investor calls, interviews, and other communications, the Company and/or Mr. O’Leary made materially false and misleading statements and omissions regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the likelihood and financial impact of unionization, which allegedly artificially inflated the market value of the Company’s securities. In June 2019, the Company and Mr. O’Leary filed a motion to dismiss. In June 2020, the District Court issued a ruling dismissing in part the Birmingham Funds’ claims, including claims regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the financial impact of unionization. The Birmingham Funds’ claims regarding the likelihood of unionization were not dismissed. Ryanair intends to vigorously defend itself against the Birmingham Funds’ claims.

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

Share Buyback Program

Following shareholder approval at the 2006 annual general meeting, a €300m share buyback program was formally announced on June 5, 2007. Permission was received at the annual general meeting held on September 20, 2007 to repurchase a maximum of 75.6m Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300m share buyback of approximately 59.5m Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buyback program of up to €200m worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting held on September 18, 2008. 18.1m Ordinary Shares were repurchased under this program at a cost of approximately €46m. The Company also completed share buybacks of €125m in respect of 36.5m Ordinary Shares in fiscal year 2012 and 15m Ordinary Shares at a cost of approximately €68m in fiscal year 2013.

In April 2012, the Company held an EGM to authorize the Directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. Up until April 2012, shareholders had only authorized the Directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium compared to Ordinary Shares, this has resulted in increased costs in performing share buybacks and may continue to do so in the future.  This authority was renewed at the Annual General Meeting held on September 20, 2013 and at subsequent Annual General Meetings and an Extraordinary General Meeting in 2016.

In fiscal year 2014, 69.5m Ordinary Shares (including Ordinary Shares underlying just over 6m ADRs) were repurchased at a cost of approximately €482m. In February 2015, the Company announced a €400m ordinary share buyback program which was completed between February and August 2015. In February 2016, the Company announced an €800m Ordinary Share buyback program (including Ordinary Shares underlying ADRs) and this program was subsequently increased to €886m in June 2016. €418m of this program was completed in fiscal year 2016 to buyback approximately 29.1m shares (including approximately 19.9m shares underlying ADRs) with the remaining €468m spent in fiscal year 2017 to buyback approximately 36m shares (including approximately 3.9m shares underlying ADRs). In addition to the above, in fiscal year 2017, the Company bought back 36.4m shares (including approximately 17.7m shares underlying ADRs) at a total cost of approximately €550m during the period November 2016 to February 2017. In February 2017 the Company announced the commencement of a €150m share buyback program in respect of shares underlying ADRs. The Company bought back approximately 2m shares underlying ADRs at a cost of €39m under this program during fiscal year 2018. In addition to the above, in fiscal year 2018, the Company bought back 33m shares at a total cost of €600m under its €600m share buyback program which commenced in May 2017 and 11.7m shares at a total cost of €190m under its €750m share buyback which commenced in February 2018. In fiscal year 2019 the Company bought back 37.8m shares at a total cost of approximately €561m under its €750m share buyback which commenced in February 2018.

In fiscal year 2020 the Company bought back approximately 47.2m shares (including 15.8m shares underlying ADRs) at a cost of €581m under its €700m share buyback program (including Ordinary Shares underlying ADRs) which was announced and commenced in May 2019. This share buyback program was terminated in March 2020 as part of a series of measures introduced to preserve cash during the Covid-19 crisis. All Ordinary Shares (including ADRs which represent five Ordinary Shares) repurchased have been canceled.

See “Item 9. The Offer and Listing—Trading Markets and Share Prices” below for further information regarding share buybacks.

SIGNIFICANT CHANGES

Ryanair Group airlines began experiencing a substantial decline in international and domestic demand together with widespread EU flight restrictions related to Covid-19 from mid-March 2020. The Group has taken a number of actions in response to the Covid-19 pandemic, including grounding a substantial portion of its fleet for almost four months, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Group’s operations, cancelling share buybacks, implementing restructurings and freezing recruitment and discretionary spending, and renegotiating contractual terms and conditions (including salaries) with personnel, airports and vendors.

On July 1, 2020, the Group resumed flying across the majority of its route network. We expect to operate approximately 40% of our normal July schedule, rising to approximately 60% in August and hopefully 70% in September 2020. We are forecasting traffic of approximately 60m guests in fiscal year 2021. The full extent of the ongoing impact of Covid-19 on the Group’s longer-term operational and financial performance will depend on future developments, many of which are outside its control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group’s business partners (particularly Boeing), and future EU Governmental actions, all of which are highly uncertain and cannot be predicted.

The Boeing 737-MAX, which was grounded in 2019, has undergone extensive regulatory testing and we expect it to return to service in North America in Q3 calendar 2020, which we hope will enable the Group to accept delivery of its first MAX-200 aircraft before the end of 2020.

In April 2020, the Group raised approximately €690m (£600m) unsecured debt for general corporate purposes under the HMT and Bank of England CCFF.

Item 9. The Offer and Listing

TRADING MARKETS

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

Ryanair Holdings’ shares trade under the following stock symbols:

Euronext Dublin	RY4C
London Stock Exchange	RYA
NASDAQ	RYAAY

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 51, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares:

Year Ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2011	18.1	46.0
2012	36.5	124.6
2013	15.0	67.5
2014	69.5	481.7
2015	10.9	112.0
2016	53.7	706.1
2017	72.3	1,017.9
2018	46.7	829.1
2019	37.8	560.5
2020	47.2	580.5
Period through July 23, 2020	—	—
Total	407.7	4,525.9

All Ordinary Shares repurchased have been canceled.

At an EGM of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of June 30, 2020, the total number of options over Ordinary Shares outstanding under all of the Company’s share option plans was 33.7m, representing 3.1% of the Company’s issued share capital at that date.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2020, a total of 1,089,181,737 Ordinary Shares were outstanding.

On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, with a par value of 1.27 euro cent, was split into two new Ordinary Shares, with a par value of 0.635 euro. On October 27, 2015, the Company completed a capital reorganization which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8m ordinary shares to 1,319.3m as at that date. The par value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro each under the reorganization. All ‘B’ Shares and Deferred Shares issued in connection with the B scheme were either redeemed or canceled during fiscal year 2016 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

Options to Purchase Securities from Registrant or Subsidiaries

During fiscal year 2014, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s annual general meeting on September 20, 2013 (referred to herein as “Option Plan 2013”), under which all employees and Directors were eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2014. All options are subject to a 5-year performance period beginning with the year in which a grant occurs. Under the rules of Option Plan 2013, no option is capable of being exercised after the eighth anniversary of the date of grant. The Remuneration Committee (“Remco”) has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets will relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax (“PAT”) figures for each of the financial years of the performance period and/or certain share price targets. At the 2019 AGM, shareholders approved a new Long Term Incentive  Plan (“LTIP 2019”). LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants.

Under Option Plan 2013, 36 senior managers were granted 10m share options, in the aggregate, at a strike price of €6.25 in July 2014. These options were granted in July 2014 vested in May 2019 for Managers/Directors who continued to be employed at April 30, 2019. Also under Option Plan 2013, 3.5m share options were granted, in aggregate, to Executive Officers (excluding the Group CEO) at a strike price of €6.74 in October 2014. These options vested in July 2019. In November 2014, 5m options were granted to Mr. O’Leary under Option Plan 2013 as part of his 5-year employment contract. These options which were granted at a strike price of €8.35 vested in July 2019. During fiscal year 2016, 30,000 options were granted under Option Plan 2013 to new Non-Executive Board members at a strike price of €11.38. These options vested in May 2019. During the fiscal year 2017, 34 senior managers (excluding the Executive Officers) were granted 3m share options, in aggregate, at a strike price of €12.00. These options will only vest if certain targets in relation to PAT and/or share price are achieved and will only be available to managers who continue to be employed by the Company through March 31, 2021. During fiscal year 2018 100,000 options were granted at a strike price of €17.55 to a new senior manager as part of their employment contract. These options vested in May 2018. During fiscal year 2019 10m options were granted to Mr. O’Leary under Option Plan 2013 as part of his new 5-year contract as Group CEO. These options, which were granted at a strike price of €11.12, will only vest in their entirety if the Group’s PAT exceeds €2bn or, alternatively, the Company’s share price is equal to or exceeds €21 for any 28 day calendar period between April 1, 2021 and March 31, 2024 and, subject to the exceptions provided for in the rules of Option Plan 2013, will only be available if Mr. O’Leary continues to be employed by the Company through July 31, 2024. Also during fiscal year 2019, 102 senior managers and the 9 Non-Executive Board Members were granted 10m share options, in the aggregate, at a strike price of €11.12. These options have the same vesting conditions as Mr. O’Leary’s fiscal year 2019 grant referred to above.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan (“LTIP 2019”), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by the Remco of the Company’s remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company’s strategic objectives and align with external views on executive compensation. Awards under LTIP 2019 will ordinarily be in the form of performance-based shares (“conditional shares” with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 will also include the ability to make awards of share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group’s executive management team. Non-executive directors will not be eligible to receive share option awards under LTIP 2019. LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management. In aggregate, in any ten-year period the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time.

No share based payments were granted under either Option Plan 2013 or LTIP 2019 in fiscal year 2020. The aggregate of 33.7m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2020 under Option Plan 2013 represent approximately 3% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 23.0m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. For further information, see Notes 18 and 22 to the consolidated financial statements included herein.

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

Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolutions of the shareholders. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. The Directors are not required to retire at any particular age. There is no requirement for Directors to hold shares. The Articles of Association provide that one-third of the Directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. However, in compliance with the requirements of the U.K. Corporate Governance Code, all Directors retire and present themselves for re-election by the shareholders annually. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of Directors.

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

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company provide that the Directors will not register any person as a holder of shares unless such person has completed a declaration indicating his/her nationality and the nature and extent of any interest which he/she holds in Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 3% of the total voting rights of the Company, and every whole percentage thereafter up to 100%, he must notify the Company and the Central Bank of Ireland of that. The Company must disclose any notification it receives through the regulatory announcement service of Euronext Dublin.

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

Material Contracts

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-MAX-200 aircraft (100 firm orders and 100 aircraft subject to option), over a five year period commencing in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved by shareholders at an EGM of the Company on November 28, 2014. Subsequently, the Group agreed to purchase an additional ten Boeing 737-MAX-200 aircraft bringing the total number of Boeing 737-MAX-200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-MAX-200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-MAX-200s with a further 75 options remaining. The value of the 210 Boeing 737-MAX-200 aircraft under the 2014 Boeing Contract is approximately U.S. $9.6bn at standard list price of U.S. $103m (net of basic credits and reflective of price escalation over the scheduled delivery timeframe). Due to the delivery delay resulting from the grounding of the Boeing 737-MAX fleet by EASA and the FAA in March 2019, and the Covid-19 pandemic’s disruption to Boeing’s supply chain, U.S. factories and fabrication facilities, it is now anticipated that the Boeing 737-MAX-200 aircraft will deliver over a five year period commencing in fiscal year 2021.

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

The 1992 Act and underlying EU regulations prohibit financial transfers involving President Lukashenko, the Belarusian leadership and certain other officials of Belarus, the late Slobodan Milosevic and associated persons, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Burma (Myanmar), certain persons and entities associated with the now deceased Osama Bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, the Democratic Republic of Congo, certain persons in Egypt, certain activities, persons and entities in Eritrea, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iraq, certain persons and activities in Libya, Mali, Nicaragua, Pakistan, Palestinian Territory, Russia, Saudi Arabia, Sudan, South Sudan, Somalia, Tunisia, Turkey, Venezuela, Yemen and Zimbabwe, certain activities, persons and entities in Syria and Iran, certain persons, entities and bodies in Ukraine, certain persons, entities and bodies in the Republic of Guinea-Bissau, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, including the Albanian branch of Al-Haramain, without the prior permission of the Central Bank of Ireland.

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

Limitations on Share Ownership by Non-Eu Nationals

The Board of Directors of Ryanair Holdings is given certain powers under the Articles to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a “License”). In particular, EU Regulation 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. As described below, the Directors from time to time set a “Permitted Maximum” on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

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

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular shareholder or shareholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular shareholder or shareholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Holders of Restricted Shares may be deprived of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADRs. Holders of Restricted Shares may also be required to dispose of the Ordinary Shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the Directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Shareholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the Directors automatically treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations (or such other evidence as the Directors may require) in order to establish to the Directors’ satisfaction that the Ordinary Shares underlying such holder’s ADRs are not Affected Shares.

In deciding which Affected Shares are to be selected as Restricted Shares, the Directors may take into account which Affected Shares have given rise to the necessity to take action. Subject to that they will, insofar as practicable, firstly view as Restricted Shares those Affected Shares in respect of which no declaration as to whether or not such shares are Affected Shares has been made by the holder thereof and where information which has been requested by the Directors in accordance with the Articles has not been provided within specified time periods and, secondly, have regard to the chronological order in which details of Affected Shares have been entered in the Separate Register and, accordingly, treat the most recently registered Affected Shares as Restricted Shares to the extent necessary. Transfers of Affected Shares to Affiliates (as that expression is defined in the Articles) will not affect the chronological order of entry in the Separate Register for this purpose. The Directors do however have the discretion to apply another basis of selection if, in their sole opinion, that would be more equitable. Where the Directors have resolved to treat Affected Shares held by any particular shareholder or shareholders as Restricted Shares (i) because such Affected Shares have given rise to the need to take such action or (ii) because of a change of law or a requirement or direction of a regulatory authority necessitating such action (see above), such powers may be exercised irrespective of the date upon which such Affected Shares were entered in the Separate Register.

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

As an additional measure, to ensure the percentage of shares held by EU nationals remains at least 50.1%, at the EGM held on April 19, 2012, the Company obtained a repurchase authority which will enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority was renewed at each subsequent Annual General Meeting up to and including fiscal year 2020.

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See also “Item 3. Key Information—Risk Factors––Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals” above.

As of 23 July, 2020, EU nationals owned at least 53.1% of Ryanair Holdings’ Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

In order to protect the Company’s operating license and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or “hard” Brexit, on March 8, 2019 the Board resolved that with effect from the date on which U.K. nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including U.K.) shareholders will be treated as Restricted Shares. These measures will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company’s subsidiaries pursuant to EU Regulation 1008/2008.

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

Dividends. If Ryanair Holdings pays dividends or makes other relevant distributions, the following is relevant:

Withholding Tax. Unless exempted, a withholding at the standard rate of income tax (currently 25%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders or to distributions paid to certain categories of non-resident stockholders.

The following Irish resident stockholders, inter-alia, are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

●	Irish resident companies;

●	Pension schemes approved by the Irish Revenue Commissioners (“Irish Revenue”);

●	Qualifying fund managers or qualifying savings managers in relation to approved retirement funds (“ARF”s) or approved minimum retirement funds (“AMRF”s);

●	Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of PRSA assets;

●	Qualifying employee share ownership trusts;

●	Collective investment undertakings;

●	Tax-exempt charities;

●	Designated brokers receiving the distribution for special portfolio investment accounts;

●	Any person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;

●	Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

●	Any person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) Taxes Consolidation Act (“TCA”) 1997;

●	Unit trusts to which Section 731(5)(a) TCA 1997 applies; and

●	Certain Irish Revenue-approved amateur and athletic sport bodies.

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

●	Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has signed a Double Taxation Agreement with Ireland (a “tax treaty country”) or (b) an EU member state other than Ireland;

●	Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of an EU member state or a tax treaty country and are not controlled, directly or indirectly, by an Irish resident or Irish residents;

●	Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;

●	Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or

●	Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

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

The Irish Department of Finance had sought to introduce a Dividend Withholding Tax Real-Time Reporting system from January 1, 2021. Under this system, Irish resident companies would be required to obtain tax reference numbers from shareholders in advance of making a distribution. A public consultation process between stakeholders, shareholders and representative bodies with the Irish Revenue Commissioners ran between October 2019 and March 2020, the outcomes of which are to be published in due course. One of the main areas of concern raised was in regards the impractically of managing such a system in respect of listed companies who have a large and diverse base of international investors. In May 2020, having regard to the scale of the challenge facing the industry in preparing for the transfer of the Irish equities market to a new settlement system by March 2021, and business challenges and disruption caused by the Covid-19 pandemic, the Irish Revenue Commissioners postponed the planned introduction of the Real-Time Reporting System from January 1, 2021 until an undefined later date.

American Depositary Receipts. Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks that have been authorized by the Irish Revenue. Such banks, which receive dividends from the Company and pass them on to the U.S. ADR holders beneficially entitled to such dividends, will be allowed to receive and pass on the gross dividends (i.e. before withholding) based on an “address system” where the recorded addresses of such holder, as listed in the depositary bank’s register of depositary receipts, is in the United States.

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

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not liable for Irish tax on the dividends. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, the amount of that withholding will generally satisfy such person’s liability for Irish tax, however individual shareholders should confirm this with their own tax adviser.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its fiscal year 2019 and 2020 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its fiscal 2021 taxable year.

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

Distributions of Ordinary Shares that are made as part of a pro rata distribution to all stockholders generally should not be subject to U.S. federal income tax, unless the U.S. Holder has the right to receive cash or property instead, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Capital Gains

Upon a sale or other disposition of the Ordinary Shares or ADRs, U.S. Holders will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Ordinary Shares or ADRs. Generally, such gains or losses will be capital gains or losses, and will be long-term capital gains or losses if the Ordinary Shares or ADRs have been held for more than one year. Short-term capital gains are subject to U.S. federal income taxation at ordinary income rates, while long-term capital gains realized by a U.S. Holder that is an individual generally are subject to taxation at preferential rates. Gains realized by a U.S. Holder generally should constitute income from sources within the United States for foreign tax credit purposes and generally should constitute “passive category” income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations.

Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed.  U.S. Holders who fail to report the required information could be subject to substantial penalties.  Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2020. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 37% and 36% of such expenses in fiscal years 2020 and 2019, respectively, after taking into account Ryanair’s fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 24 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2020 Compared with Fiscal Year 2019—Fuel and Oil.” Prior to the Covid-19 related groundings in March 2020, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2021 at prices equivalent to approximately US $606 per metric ton. Due to Covid-19 related groundings and expected reduced capacity in fiscal year 2021, the Company recorded a charge of €392m (net of a tax credit) to the fiscal year 2020 income statement due to the discontinuation of hedge accounting for jet fuel. As of July 2020, the Company had entered into forward jet fuel hedging contracts covering approximately 30% of its estimated requirements for the fiscal year 2022 at prices equivalent to approximately US $541 per metric ton with respect to its expected fuel purchases beyond that period.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized losses or gains on outstanding forward agreements at March 31, 2020 and 2019, based on their fair values, amounted to a €1,228m loss and €185m loss (gross of tax), respectively. Based on Ryanair’s fuel consumption for fiscal year 2020, a change of US $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €4m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In fiscal year 2020, the Company recorded a negative fair-value adjustment of €896m (net of tax), and in fiscal year 2019, the Company recorded a negative fair-value adjustment of €346m (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 66% and 24%, respectively, of Ryanair’s total revenues in fiscal year 2020 (2019: 67% and 23% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In fiscal years 2020 and 2019, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2020, the total unrealized gain relating to these contracts amounted to €166m, compared to a €235m total unrealized gain at March 31, 2019.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In fiscal year 2020, the Company recorded a negative fair-value adjustment of €124m (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a positive fair-value adjustment of €975m (net of tax) in fiscal year 2019.

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

At March 31, 2020, the fair value of the cross-currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a gain of €8m (gross of tax) compared to a gain of €4m (gross of tax) in fiscal year 2019. In fiscal year 2020, the Company recorded a positive fair-value adjustment of €4m (net of tax), compared to a positive fair-value adjustment of €9m (net of tax) in fiscal year 2019, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During fiscal years 2020 and 2019, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2020, the total unrealized gain relating to these contracts amounted to €495m, compared to €285m unrealized gain at March 31, 2019.

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

At March 31, 2020, the total unrealized gains relating to these contracts amounted to €495m, while at March 31, 2019 unrealized gain amounted to €285m. Under IFRS, the Company recorded a positive fair-value adjustment of €221m and fair-value adjustments of €611m for cash-flow hedges in fiscal years 2020 and 2019, respectively. No fair-value adjustments were recorded with respect to fair-value hedges in fiscal years 2020 and 2019 as the Company did not enter into any fair value hedges.

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2020 would have a positive impact of €246m on the income statement (net of tax) (2019: nil; 2018: nil) if the rate fell by 10% and a negative impact of €235m on the income statement (net of tax) (2019: nil; 2018: nil) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €649m impact (net of tax) on equity if the rate fell by 10% and a negative €531m impact (net of tax) if the rate increased by 10% (2019: €894m positive or €731m negative; 2018: €866m positive or €709m negative).

Interest Rate Exposure and Hedging

The Company’s purchase of 99 of the 440 Boeing 737 aircraft in the fleet as of March 31, 2020 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 89 aircraft), and JOLCOs (10 aircraft). In addition, the Company has raised unsecured debt via capital market bond issuances and syndicated bank loans. The Company had outstanding cumulative borrowings under the above facilities of €3,965m with a weighted average interest rate of 1.22% at March 31, 2020. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2020. At March 31, 2020, the fair value of the interest rate swap agreements relating to this debt was represented by a gain of €8m (gross of tax), as compared with a gain of €4m at March 31, 2019. See Note 14 to the consolidated financial statements included in Item 18 for additional information.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2020, a plus one-percentage-point movement in interest rates would result in a respective increase of €38m (net of tax) in net interest income and expense in the income statement and a minus one-percentage-point movement in interest rates would result in a respective decrease of €10m (net of tax) in net interest income and expense in the income statement (2019: €10m; 2018: €15m).

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

Reimbursement of Fees

From April 1, 2019 to June 30, 2020 the Depositary collected annual depositary services fees equal to approximately U.S.$1.7m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2020, under the supervision and with the participation of the Company’s management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2020, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2020, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2020.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during fiscal year 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ryanair Holdings plc:

Opinion on Internal Control Over Financial Reporting

We have audited Ryanair Holdings plc’s and subsidiaries’ (the ‘Company’) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the consolidated balance sheets of the Company as of March 31, 2020, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the “consolidated financial statements”), and our report dated July 23, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG

Dublin, Ireland
July 23, 2020

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Dick Milliken qualifies as an “Audit Committee financial expert” within the meaning of this Item 16A. Mr. Milliken is “independent” for purposes of the listing rules of NASDAQ.

Item 16B. Code of Ethics

The Company has adopted a broad Code of Business Conduct and Ethics that meets the requirements for a “code of ethics” as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics applies to the Company’s Group CEO, Group CFO, Chief Accounting Officer, controller and persons performing similar functions, as well as to all of the Company’s other officers, Directors and employees. The Code of Business Conduct and Ethics is available on Ryanair’s website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this Annual Report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics that apply to its Group CEO, Group CFO, Chief Accounting Officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2020, 2019 and 2018:

	Year Ended March 31,
	2020	2019	2018
	€M	€M	€M
Audit fees	0.7	0.5	0.4
Audit related fees	0.0	0.0	0.1
Tax fees	0.2	0.2	0.2
Total fees	0.9	0.7	0.7

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

All Other Fees

No fees were billed for each of the last two fiscal years for products and services other than above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee expressly pre-approves every engagement of Ryanair’s independent auditors for all audit and non-audit services provided to the Company.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in fiscal year 2020.

	Total Number of	Average Price
	Ordinary Shares	Paid Per
Month / Period	Purchased (a)	Ordinary Share
	M	€
April 1, 2019 to April 30, 2019	-	-
May 1, 2019 to May 31, 2019	4.3	11.83
June 1, 2019 to June 30, 2019	4.4	10.79
July 1, 2019 to July 31, 2019	4.4	10.95
August 1, 2019 to August 31, 2019	6.8	8.85
September 1, 2019 to September 30, 2019	2.1	9.94
October 1, 2019 to October 31, 2019	2.3	11.53
November 1, 2019 to November 30, 2019	2.2	13.72
December 1, 2019 to December 31, 2019	6.3	14.78
January 1, 2020 to January 31, 2020	4.7	15.20
February 1, 2020 to February 29, 2020	5.3	15.16
March 1, 2020 to March 31, 2020	4.4	11.57
Total (Year-end)	47.2	12.29
Post Year-end (b)	-	-

(a)	The Ordinary Share purchases in the table above have been made pursuant to publicly announced plans or programs, and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution.

(b)	From April 1, 2020 to July 23, 2020 the Company did not buy any ordinary shares.

See “Item 8. Financial Information—Other Financial Information—Share Buyback Program” and “Item 9. The Offer and Listing—Trading Markets and Share Prices” for further information regarding the Company’s Ordinary Share buyback program, pursuant to which all of the shares purchased by the Company and disclosed in the table above were purchased.

Item 16F. Change in Registrant’s Certified Accountant

Not applicable.

Item 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Directors—Exemptions from NASDAQ Corporate Governance Rules” for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2020, March 31, 2019 and March 31, 2018	F-4

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2020, March 31, 2019 and March 31, 2018	F-5

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2020, March 31, 2019 and March 31, 2018	F-6

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2020, March 31, 2019 and March 31, 2018	F-7

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2020, March 31, 2019 and March 31, 2018	F-8

Notes	F-9

Item 19. Exhibits

1.1

Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2012 (Commission file No. 000-29304)).

2.1

Issue and Paying Agency Agreement, dated May 29, 2014, between Ryanair DAC (formerly known as Ryanair Limited), Ryanair Holdings as guarantor, Citibank N.A., London Branch as fiscal agent, Citigroup Global Markets Deutschland AG as registrar, the paying agents named therein and the transfer agents named therein (incorporated herein by reference to Exhibit 2.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 30, 2014 (Commission file No. 000-29304)).

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

2.d

Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.d of Ryanair Holdings’ Annual Report on Form 20-F filed on July 30, 2019 (Commission file No. 000-29304)).

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

4.3

Purchase Agreement No. 3941 between Aviation Finance and Leasing Limited (formerly known as Aviation Finance and Leasing S.a.r.l.) relating to Model Boeing 737-800 aircraft, together with ancillary documents (subject to a request for confidential treatment that has been granted) (incorporated herein by reference to Exhibit 4.3 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 31, 2013 (Commission file No. 000-29304)).

4.4

Purchase Agreement No. 4258 between the Boeing Company and Aviation Finance and Leasing Limited (formerly known as Aviation Finance and Leasing S.a.r.l.) (a subsidiary of Ryanair DAC) relating to Model Boeing 737-MAX-200 aircraft, together with ancillary documents subject to a request for confidential treatment that has now been granted (incorporated herein by reference to Exhibit 4.4. of Ryanair Holdings’ Annual Report on Form 20-F filed on July 30, 2015 (Commission file No. 000-29304)).

8.1	List of principal subsidiaries of the registrant.

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

RYANAIR HOLDINGS PLC

/s/MICHAEL O’LEARY
Name: Michael O’Leary
Title: Group Chief Executive and Director

Date: July 28, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ryanair Holdings plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (“the Company”) as of March 31, 2020, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 23, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of hedge effectiveness of jet fuel and foreign currency derivative financial instruments

As discussed in notes 1, 6 and 14 to the consolidated financial statements, the Company enters into derivative financial instruments in order to manage its exposure to (a) jet fuel price risk generally through forward contracts covering periods of up to 24 months of anticipated jet fuel requirements and (b) changes in the fair value of aircraft purchase commitments, through foreign currency contracts to hedge against fluctuations in the Euro/U.S. dollar exchange rates on aircraft deliveries for the term of the contract with the aircraft manufacturer i.e. through 2024.

At March 31, 2020, a net liability of €1,228.3 million was recognized on balance sheet in respect of the Group’s jet fuel derivative instruments, a net asset of €166.2 million was recognised in respect of its foreign currency derivative instruments associated with jet fuel purchases and a net asset of €495.3 million was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

We identified the evaluation of hedge effectiveness of jet fuel and foreign currency derivative financial instruments as a critical audit matter.  In respect of jet fuel hedge effectiveness, there is a high degree of subjective auditor judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions.  Specifically, the assumptions related to the timing of the removal of flight restrictions imposed by governments relating to the COVID-19 pandemic and passenger demand impacting forecast fuel consumption were challenging to test as minor changes to those assumptions had a significant effect on the assessment of hedge effectiveness.  In respect of foreign currency hedge effectiveness, there is a high degree of subjective auditor judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring and the timing of these future payments for aircraft.

The primary procedures we performed to address this critical audit matter included the following:

-	We tested certain internal controls over the Company’s assumptions impacting forecast fuel consumption and forecast payments for aircraft purchases, including controls related to the hedge effectiveness of jet fuel derivative financial instruments within the treasury process; and foreign currency derivative financial instruments within the aircraft process;

-	We involved valuation professionals with specialized skills and knowledge, who assisted in inspecting the Company’s hedge documentation for certain contracts, for the purposes of considering whether the related accounting treatment was in accordance with the requirements of the prevailing accounting standards;

-	We evaluated the Company’s forecast fuel consumption assumptions impacting on its hedge effectiveness determination, by comparing those assumptions to (i) company-specific operational information and internal communications to the board of directors and (ii) publicly available information including published government policies on flight restrictions for route destinations, recent public filings and news articles;

-	We evaluated the Company’s forecast aircraft purchases assumptions impacting on its hedge effectiveness determination, by comparing those assumptions to (i) company-specific capital expenditure information and internal communications to the board of directors and (ii) publicly available information including updates from the aircraft manufacturer and aircraft certification status from global aviation regulators, and recent public filings; and

-	We performed sensitivity analyses over the Company’s forecast fuel consumption assumptions and forecast payments for aircraft assumptions, to assess the impact of changes to those assumptions on the Company’s hedge effectiveness determination.

Evaluation of the estimates used in initial recognition and periodic depreciation of aircraft and aircraft impairment

As discussed in notes 1 and 2 to the consolidated financial statements, the property, plant and equipment balance as of March 31, 2020 was €9,438.0 million, of which €9,269.0 million related to owned aircraft, including engines and related equipment (“aircraft”). The aircraft-related depreciation charge for the year ended March 31, 2020 was €665.0 million.

We identified the evaluation of the estimates used in initial recognition and periodic depreciation of aircraft and aircraft impairment as a critical audit matter. Specifically, there was a high degree of subjective auditor judgement involved in assessing the expected useful life, the expected residual value, the cost attributable to major engine overhaul and the evaluation of changes in market conditions.

The primary procedures we performed to address this critical audit matter included the following:

-	We tested certain internal controls over the Company’s aircraft process, including controls related to the development of the useful economic life and residual value assumptions, the estimated cost of major engine overhaul and the evaluation of changes in market conditions;

-	We assessed the estimated useful life and estimated residual value by comparing a) the fair value of the aircraft to an independent third party valuation report prepared by specialist aircraft valuation experts, and b) the estimated useful life and estimated residual value to manufacturer’s recommendations, published estimates of other international airlines, the Company’s own experience of disposal of its aircraft and to independent expert commentary;

-	We evaluated the Company’s assumptions with regard to market conditions impacting on its aircraft fleet, by comparing those assumptions to (i) company-specific operational information and internal communications to the board of directors, (ii) independent third party reports prepared by specialist aircraft valuation experts, (iii) publicly available information including third party market reports, recent public filings and news articles which may identify events or changes in circumstances that may indicate potential impairment; and

-	We performed sensitivity analyses over the Company’s assumptions with regard to market conditions impacting its aircraft fleet, to assess the impact of changes to those market conditions on the Company’s determination of the recoverability of aircraft.

/s/ KPMG

We have served as the Company’s auditor since 1985.

Dublin, Ireland
July 23, 2020

Consolidated Balance Sheet

		At March 31,	At March 31,	At March 31,
		2020	2019	2018
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	9,438.0	9,029.6	8,123.4
Right of use assets	3	236.8	—	—
Intangible assets	5	146.4	146.4	46.8
Derivative financial instruments	6	378.5	227.5	2.6
Deferred tax	15	53.6	43.2	—
Total non-current assets		10,253.3	9,446.7	8,172.8
Current assets
Inventories	7	3.3	2.9	3.7
Other assets	8	178.7	238.0	235.5
Current tax	15	44.5	—	—
Assets held for sale		98.7	—	—
Trade receivables	10	67.5	59.5	57.6
Derivative financial instruments	6	293.2	308.7	212.1
Restricted cash	11	34.4	34.9	34.6
Financial assets: cash > 3 months	14	1,207.2	1,484.4	2,130.5
Cash and cash equivalents	14	2,566.4	1,675.6	1,515.0
Total current assets		4,493.9	3,804.0	4,189.0
Total assets		14,747.2	13,250.7	12,361.8
Current liabilities
Provisions	16	43.3	—	—
Trade payables		1,368.2	573.8	249.6
Accrued expenses and other liabilities	13	2,589.4	2,992.1	2,502.2
Current lease liability	14	75.0	—	—
Current maturities of debt	14	382.3	309.4	434.6
Current tax	15	—	31.6	36.0
Derivative financial instruments	6	1,050.0	189.7	190.5
Total current liabilities		5,508.2	4,096.6	3,412.9
Non-current liabilities
Provisions	16	36.6	135.6	138.1
Derivative financial instruments	6	180.5	8.0	415.5
Deferred tax	15	353.5	460.6	395.2
Other creditors		—	—	2.8
Non-current lease liability	14	170.9	—	—
Non-current maturities of debt	14	3,583.0	3,335.0	3,528.4
Total non-current liabilities		4,324.5	3,939.2	4,480.0
Shareholders’ equity
Issued share capital	18	6.5	6.8	7.0
Share premium account	18	738.5	719.4	719.4
Other undenominated capital		3.5	3.2	3.0
Retained earnings		4,245.0	4,181.9	4,077.9
Other reserves	19	(79.0)	303.6	(338.4)
Shareholders’ equity		4,914.5	5,214.9	4,468.9
Total liabilities and shareholders’ equity		14,747.2	13,250.7	12,361.8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 23, 2020

Consolidated Income Statement

		Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2020	2019	2018
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	20	5,566.2	5,261.1	5,134.0
Ancillary revenues	20	2,928.6	2,436.3	2,017.0
Total operating revenues	20	8,494.8	7,697.4	7,151.0
Operating expenses
Fuel and oil		(2,762.2)	(2,427.3)	(1,902.8)
Airport and handling charges		(1,140.2)	(1,061.5)	(938.6)
Staff costs	21	(1,106.9)	(984.0)	(738.5)
Route charges		(736.0)	(745.2)	(701.8)
Depreciation	2 & 3	(748.7)	(640.5)	(561.0)
Marketing, distribution and other		(578.8)	(547.3)	(410.4)
Maintenance, materials and repairs		(256.4)	(190.9)	(148.3)
Aircraft rentals		(38.2)	(83.9)	(82.3)
Total operating expenses		(7,367.4)	(6,680.6)	(5,483.7)
Operating profit		1,127.4	1,016.8	1,667.3
Other income/(expense)
Finance expense	23	(480.1)	(59.1)	(60.1)
Finance income		21.4	3.7	2.0
Foreign exchange gain/(loss)		1.6	(3.5)	2.1
Gain on sale of associate	4	—	6.0	—
Share of associate losses	4	—	(15.8)	—
Total other income/(expenses)		(457.1)	(68.7)	(56.0)
Profit before tax		670.3	948.1	1,611.3
Tax expense on profit	15	(21.6)	(63.1)	(161.1)
Profit for the year – all attributable to equity holders of parent		648.7	885.0	1,450.2
Basic earnings per ordinary share (€)	25	0.5824	0.7739	1.2151
Diluted earnings per ordinary share (€)	25	0.5793	0.7665	1.2045
Number of weighted average ordinary shares (in Ms)	25	1,113.8	1,143.6	1,193.5
Number of weighted average diluted shares (in Ms)	25	1,119.8	1,154.6	1,204.0

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 23, 2020

Consolidated Statement of Comprehensive Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Profit for the year	648.7	885.0	1,450.2

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Effective portion of changes in fair value of cash-flow hedges	197.4	325.5	(809.5)
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	—	59.6	108.4
Net hedge ineffectiveness and discontinuation transferred to profit or loss	(353.5)	—	—
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(229.8)	249.2	119.5
Net movements in cash-flow hedge reserve	(385.9)	634.3	(581.6)

Total other comprehensive (loss)/income for the year, net of income tax	(385.9)	634.3	(581.6)
Total comprehensive income for the year – all attributable to equity holders of parent	262.8	1,519.3	868.6

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 23, 2020

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other
	Ordinary	Share	Premium	Retained	Undenominated	Other Reserves	Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	221.9	14.9	4,423.0
Profit for the year	—	—	—	1,450.2	—	—	—	1,450.2
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	(581.6)	—	(581.6)
Total other comprehensive income	—	—	—	—	—	(581.6)	—	(581.6)
Total comprehensive income	—	—	—	1,450.2	—	(581.6)	—	868.6
Transactions with owners of the Company, recognized directly in equity
Share-based payments	—	—	—	—	—	—	6.4	6.4
Repurchase of ordinary equity shares	—	—	—	(829.1)	—	—	—	(829.1)
Cancellation of repurchased ordinary shares	(46.7)	(0.3)	—	—	0.3	—	—	—
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	—	—	—	(249.4)	—	—	—	(249.4)
Adj. balance at April 1, 2018	1,171.2	7.0	719.4	3,828.5	3.0	(359.7)	21.3	4,219.5
Profit for the year	—	—	—	885.0	—	—	—	885.0
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	634.3	—	634.3
Total other comprehensive income/(loss)	—	—	—	—	—	634.3	—	634.3
Total comprehensive income	—	—	—	885.0	—	634.3	—	1,519.3
Transactions with owners of the Company, recognized directly in equity
Share-based payments	—	—	—	—	—	—	7.7	7.7
Repurchase of ordinary equity shares	—	—	—	(560.5)	—	—	—	(560.5)
Other				28.9				28.9
Cancellation of repurchased ordinary shares	(37.8)	(0.2)	—	—	0.2	—	—	—
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16 (net of tax)	—	—	—	(9.7)	—	—	—	(9.7)
Adj. balance at April 1, 2019	1,133.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the year	—	—	—	648.7	—	—	—	648.7
Other comprehensive income								—
Net movements in cash-flow reserve	—	—	—	—	—	(385.9)	—	(385.9)
Total other comprehensive income	—	—	—	—	—	(385.9)	—	(385.9)
Total comprehensive income	—	—	—	648.7	—	(385.9)	—	262.8
Transactions with owners of the Company, recognized directly in equity								—
Issue of ordinary equity shares	3.0	—	19.1	—	—	—	—	19.1
Share-based payments	—	—	—	—	—	—	7.0	7.0
Repurchase of ordinary equity shares	—	—	—	(580.5)	—	—	—	(580.5)
Other	—	—	—	0.9	—	—	—	0.9
Cancellation of repurchased ordinary shares	(47.2)	(0.3)	—	—	0.3	—	—	—
Transfer of exercised and share based awards	—	—	—	3.7	—	—	(3.7)	—
Balance at March 31, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

	Note	Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2020	2019	2018
		€M	€M	€M
Operating activities
Profit after tax		648.7	885.0	1,450.2
Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation	2 & 3	748.7	640.5	561.0
(Increase)/decrease in inventories	7	(0.4)	0.8	(0.6)
Tax expense on profit	15	21.6	63.1	161.1
Share-based payments	21	7.0	7.7	6.4
(Increase) in trade receivables	10	(8.1)	(1.9)	(3.3)
Decrease/(increase) in other assets		61.9	(2.1)	(14.1)
Increase/(decrease) in trade payables		632.2	324.2	(44.5)
(Decrease)/increase in accrued expenses		(401.4)	198.6	241.1
(Decrease) in other creditors		—	(2.8)	(9.6)
(Decrease) in provisions	16	(55.7)	(2.5)	(0.1)
Decrease/(increase) in finance income		2.9	(0.5)	0.7
(Decrease)/increase in finance expense		—	(1.5)	3.8
Gain on sale of associate		—	(6.0)	—
Share of associate losses		—	15.8	—
Hedge ineffectiveness	23	407.2	—	—
Income tax paid	15	(120.5)	(100.9)	(118.9)
Net cash provided by operating activities		1,944.1	2,017.5	2,233.2
Investing activities
Capital expenditure (purchase of property, plant and equipment)		(1,195.8)	(1,546.7)	(1,470.6)
Decrease/(increase) in restricted cash	11	0.5	(0.3)	(22.8)
Decrease in financial assets: cash > 3 months		277.2	646.1	774.0
Acquisition of subsidiary (net of cash acquired)	4	—	(86.5)	—
Investment in associate	4	—	(15.0)	—
Net cash used in investing activities		(918.1)	(1,002.4)	(719.4)
Financing activities
Shareholder returns (net of tax)		(580.5)	(531.6)	(829.1)
Net proceeds from shares issued		19.1	—	—
Proceeds from long term borrowings	14	750.0	99.9	65.2
Repayments of long term borrowings	14	(408.1)	(422.8)	(458.9)
Lease liabilities paid		(67.5)	—	—
Net cash used in financing activities	27	(287.0)	(854.5)	(1,222.8)
Increase in cash and cash equivalents		739.0	160.6	291.0
Net foreign exchange differences		151.8	—	—
Cash and cash equivalents at beginning of year		1,675.6	1,515.0	1,224.0
Cash and cash equivalents at end of year	14	2,566.4	1,675.6	1,515.0

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		24.4	3.2	2.9
Interest expense paid		(74.3)	(60.6)	(56.1)

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2020 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

(i) Business activity

Ryanair DAC and its subsidiaries (“Ryanair DAC”) has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair DAC. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the “Company”). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as “Ryanair Holdings plc” (or “we”, “our”, “us”, “Ryanair”, the “Company”, the “Ryanair Group”, or the “Group”) and currently operate a low fares airline Group headquartered in Airside Business Park, Swords, Dublin, Ireland. Ryanair Holdings plc incorporated Buzz during the year ended March 31, 2018; it acquired Lauda during the year ended March 31, 2019 and Malta Air during the year ended March 31, 2020. The principal trading activities of the Group are undertaken by Buzz, Lauda, Malta Air and Ryanair DAC.

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2020. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

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

In adopting the going concern basis in preparing the financial statements, the Directors have considered Ryanair’s available sources of finance including access to the capital markets, sale and leaseback transactions, secured debt structures, the Group’s cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

Ryanair began experiencing a substantial decline in international and domestic demand related to the Covid-19 pandemic during the quarter ended March 31, 2020. While a resumption of flights across the majority of its route network commenced from July 1, 2020 onwards, a reduction in demand is expected to continue.

The full extent of the ongoing impact of Covid-19 on the Group’s longer-term operational and financial performance will depend on future developments, many of which are outside its control, including the duration and spread of Covid-19 and related EU Governments travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group’s business partners (particularly Boeing), and future governmental actions, all of which are highly uncertain and cannot be predicted.

The Group has taken a number of actions in response to decreased demand and EU flight restrictions, including grounding a substantial portion of its fleet, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Group's operations, cancelling share buybacks, implementing restructurings and freezing recruitment and discretionary spending, and renegotiating contractual terms and conditions (including salaries) with personnel, airports and vendors).

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case of how the business plans to return to operation as travel restrictions are lifted across Europe, and this assumes a phased return to its flight schedule. In July, the Group expects to operate approximately 40% of its normal July schedules, rising to approximately 60% in August, and to approximately 70% in September. Ryanair is forecasting traffic of approximately 60m guests in the year ending March 31, 2021. However, there remains a risk that a second wave or multiple waves of the pandemic could lead to further travel restrictions being imposed. Accordingly, Ryanair has also modeled downside scenarios based on further waves of the pandemic. These downside scenarios include combinations of a decrease in yield, additional grounding periods, adverse variations in fuel price, and unfavorable foreign exchange rate movements.

As at June 30, 2020, the Group had a strong liquidity position with cash of €3,936m and net debt of €872m. This level of cash, together with available sources of finance, is sufficient to cover the Group’s projected cash requirements for operating expenses, capital expenditure (primarily related to the acquisition of new Boeing 737-MAX aircraft), repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12 month period. Furthermore, as at July 23, 2020, Ryanair has 333 unencumbered, owned aircraft (approximately 78% of its owned fleet) and a BBB credit rating (with both Standard & Poor’s and Fitch Ratings).

Based on the assessment of the adequacy of the financial forecasts, testing various scenarios and considering the uncertainties described above, and current funding facilities outlined, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the financial statements and that there were no material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2019 and therefore have been applied by the Group for the first time in these consolidated financial statements:

•IFRS 16 - Leases (see below)

•Amendments to IFRS 9 – Prepayment Features with Negative Compensation

•IFRIC 23 - Uncertainty over Income Tax Treatments

•Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures

•Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement

•Annual Improvements to IFRS Standards 2015 - 2017 Cycle - various standards

With the exception of IFRS 16, the adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the year ended March 31, 2020. The impact of adoption of IFRS 16 is set out below.

IFRS 16 – Leases

The Group has adopted IFRS 16 with effect from April 1, 2019. IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees. Under IFRS 16, lessees are required to recognize a right of use asset, which represents the lessee’s right to use, or control the use of, a specified asset for the lease term, and a corresponding lease liability, which represents the lessee’s underlying obligation to make lease payments under a lease, measured on a discounted basis.

The Group adopted IFRS 16 on a modified retrospective basis, under which the cumulative effect of initial application is recognized in retained earnings at April 1, 2019. Accordingly, the comparative information presented for fiscal year 2019 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

The Group elected to apply the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed for carry forward of the historical lease classification of those leases in place as of April 1, 2019. The adoption of IFRS 16 resulted in the recognition of additional assets and liabilities in the consolidated balance sheet and the replacement of straight-line operating lease expense with a depreciation charge for the right of use asset and an interest expense on lease liabilities in the consolidated income statement. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at April 1, 2019, ranging from 2.56% to 2.90%.

The adoption of IFRS 16 resulted in the recognition of right of use assets and lease liabilities of €131m and €140m, respectively, and an adjustment to distributable reserves of €10m on the consolidated balance sheet as of April 1, 2019. The right of use assets and lease liabilities relate to aircraft leases. Refer to Note 3 for lease-related disclosures.

The following table reconciles the future minimum operating lease commitments as at March 31, 2019 to the amount of lease liabilities recognized on April 1, 2019:

Operating lease commitments discounted	€M
Minimum operating lease commitment at March 31, 2019	290.1
Effect of discounting using the incremental borrowing rate at April 1, 2020 (2.74%)	(112.5)
Operating leases discounted at April 1, 2019	177.6
Recognition exemption for:
Expenses relating to short-term leases	(37.2)
Leases of low value assets	—
Lease liability recognized at April 1, 2019	140.4

Please refer to Note 3 Right of use assets & lease liabilities for further detail.

(v) Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not as of yet EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	Amendments to IFRS 3 - Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)

•	IFRS 17 - Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2023)*

•	Classification of liabilities as current or non-current (Amendments to IAS 1) (effective for fiscal periods beginning on or after January, 1 2023)*

•	Amendments to References to Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)

•	Amendments to IAS 1 and IAS 8 - Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)

•	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) (effective for fiscal periods beginning on or after January 1, 2020).

•	Amendments to IFRS 3 – Business Combinations, IFRS 16 – Property, Plant and Equipment, IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and Annual Improvements 2018 – 2020 (effective for fiscal periods beginning on or after January 1, 2022)*

•	Amendment to IFRS 16 – Leases Covid-19 Related Rent Concessions (effective for fiscal periods beginning on or after June 1, 2020)*

•	Amendment to IFRS 4 – Insurance Contracts – deferral of IFRS 9 (effective for fiscal periods beginning on or after January 1, 2021)*

*These standards or amendments to standards are not as of yet EU endorsed.

(vi) Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth in the critical accounting policies section below. Actual results may differ from estimates.

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

Long-lived assets

As of March 31, 2020, Ryanair had €9.4bn of property, plant and equipment long-lived assets, of which €9.3bn were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft and the cost of major airframe and engine overhaul, Ryanair has primarily relied on its own and industry experience, recommendations from the Boeing Company (“Boeing”), the manufacturer of all of the Company’s owned aircraft, valuations from appraisers and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilization of the aircraft, governmental regulations on aging aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

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

Derivative financial instruments

Ryanair uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

Ryanair recognizes all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2020, a liability of €1,228m was recognized on balance sheet in respect of the Company’s jet fuel and carbon commodity derivative instruments and an asset of €486m was recognized in respect of its foreign currency derivative instruments associated with future aircraft purchases.

Jet fuel and foreign currency forward contracts are designated as a hedge of the variability in cash flows of highly probable forecasted transactions, whereby the effective part of any gain or loss on the derivative financial instrument is recognized in other comprehensive income (included in “other reserves” on the balance sheet).

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the removal of flight restrictions imposed by governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions, in particular for those forecast transactions that are still probable to occur, could have a significant effect on the assessment of hedge effectiveness.

Ryanair expects to operate approximately 40% of its normal July schedule, rising to approximately 60% in August, and approximately 70% in September 2020 with further growth into the winter.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules.

The Boeing 737-MAX was grounded in 2019, Boeing are currently working with the FAA and EASA regarding a return to service and the current expectation is that the aircraft will return to service in the United States in the third quarter of 2020 with a return to service in Europe a number of months thereafter.

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2020. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

All inter-company account balances and any unrealized income or expenses arising from intra-group transactions have been eliminated in preparing the consolidated financial statements.

The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal. Upon the acquisition of a business, fair values are attributed to the separable net assets acquired.

(viii) Summary of significant accounting policies

Accounting for assets held for sale

Non-current assets are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on re-measurement are recognized in the income statement. Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

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

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were effected. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on qualifying cash-flow hedges, which are recognized in other comprehensive income.

Segment reporting

The Group determines and presents operating segments based on the information that is provided internally to the Group CEO, who is the Chief Operating Decision Maker (CODM). The Group currently comprises four key separate airlines, Buzz, Lauda, Malta Air and Ryanair DAC. Ryanair UK has only one aircraft on its register at this time.

Historically, the Group was managed as a single business unit and was reported as a single reportable segment. A new group structure was announced in February 2019 and became effective during the current financial year, comprising primarily four separate airlines: Buzz, Lauda, Malta Air and Ryanair DAC. Accordingly, in line with the revised management and organizational structures of the businesses, the Group changed the basis of segmentation to identify each of the airlines as a separate operating segment. Following these changes in the composition of operating segments, segmental reporting has been revised as at and for the year ended March 31, 2020, and the comparative disclosures have been restated, as required, under IFRS 8.

The CODM assessed the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, the objective in making resource allocation decisions is to optimize consolidated financial results.

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

Property, plant and equipment

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from other comprehensive income of any gain or loss on qualifying cash-flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized, until such time as the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Number of Owned Aircraft
Aircraft Type	at March 31, 2020	Useful Life	Residual Value
Boeing 737s	426 (a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

(a)	The Group operated 466 aircraft as of March 31, 2020, of which 14 were leased Boeing 737 aircraft and 26 were leased Airbus A320 aircraft.

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during prior periods.

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortized over the shorter of the period to the next maintenance check (usually between 8 and 12 years for Boeing 737 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalized and amortized over the shorter of the period to the next check or the remaining life of the aircraft.

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

Gains and losses on disposal of items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized on a net basis within other income/(expenses) in profit or loss.

Aircraft maintenance costs

The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

For aircraft held under lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year. Lauda’s A320 lease agreements typically have a term of up to five years where, due to their older age, aligns with the timing of their heavy maintenance checks.

Ryanair’s Boeing aircraft lease agreements typically have a term of seven or eight years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under lease exists independently of any future actions within the control of Ryanair. While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the ‘head lease’ notwithstanding any such sub-leasing.

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

Other financial assets

Other financial assets comprise cash deposits of greater than three months’ maturity. All amounts are categorized as amortized cost (prior years: “loans and receivables”) and are recognized initially at fair value and then subsequently are measured at amortized cost, using the effective interest method in the balance sheet.

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

The Group has elected not to adopt the new general hedge accounting model in IFRS 9 and continues to hedge account in accordance with IAS 39. Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized in other comprehensive income (included in “other reserves” on the balance sheet). When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of that asset or liability. Otherwise the cumulative gain or loss is removed from other comprehensive income and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss thereon is recognized in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the underlying hedged transaction is still expected to occur, the cumulative gain or loss at that point remains in other comprehensive income and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in other comprehensive income is recognized in the income statement immediately.

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

Trade and other receivables and payables

Trade and other receivables and payables are stated on initial recognition at fair value plus any incremental direct costs and subsequently at amortized cost, net (in the case of receivables) of any impairment losses, which approximates fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

Cash represents cash held at banks and available on demand, and is categorized for measurement purposes as amortized cost (prior years “loans and receivables”).

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase. Deposits with maturities greater than three months but less than one year are recognized as short-term investments, are measured at amortized cost (prior years “loans and receivables”) and are carried initially at fair value and then subsequently at amortized cost, using the effective- interest method.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at fair value, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest-bearing loans are measured at amortized cost, using the effective interest yield methodology.

Leases

Accounting policy applied from April 1, 2019 (IFRS 16 Leases, or IFRS 16)

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

Right of use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. In determining the net present value of lease payments, the Group uses its incremental borrowing rate based on information available at the lease commencement date. The right of use asset is initially measured at cost, which compromises the initial amount of the lease liability adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred.

The Group recognizes a depreciation charge for right of use assets on a straight-line basis over the lease term within depreciation expenses, and an interest expense on lease liabilities within finance expenses in the Group’s consolidated income statement. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group has lease agreements for aircraft with lease and non-lease components, which the Group has elected to account for as a single lease component.

The Group has elected to take the short-term lease exemption and, therefore, does not recognize a right of use asset or corresponding liability for lease arrangements with an original term of 12 months or less. Lease payments associated with short-term leases are recognized in the Group’s consolidated income statement on a straight-line basis over the lease term.

The Group has elected to take the low value lease exemption and, therefore, does not recognize a right of use asset or corresponding liability for lease arrangements for which the underlying value is of low value. Lease payments associated with these leases are recognized in the Group’s consolidated income statement on a straight-line basis over the lease term.

Accounting policy applied up until March 31, 2019 (IAS 17 Leases, or IAS 17)

Leases under which the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalized in the balance sheet, at an amount equal to the lower of their fair value and the present value of the minimum lease payments and are depreciated over their estimated useful lives. The present values of the future lease payments are recorded as obligations under finance leases and the interest element of a lease obligation is charged to the income statement over the period of the lease in proportion to the balances outstanding.

Other leases are operating leases and the associated leased assets are not recognized on the Company’s balance sheet. Expenditure arising under operating leases is charged to the income statement as incurred. The Company also enters into sale-and-leaseback transactions whereby it sells the rights to an aircraft to an external party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal where the price achieved is not considered to be at fair value is spread over the period during which the asset is expected to be used. The profit or loss amount deferred is included within “other creditors” and split into components of greater than and less than one year.

Provisions and contingencies

A provision is recognized in the balance sheet when there is a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future outflow at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

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

Revenues

Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognized in the period in which the flight service is provided.

Unearned revenue represents flight seats sold but not yet flown and a provision for government tax refund claims attributable to unused tickets, and is included in accrued expenses and other liabilities. Revenue, net of government taxes, is released to the income statement as passengers fly. Unused tickets are recognized as revenue on a systematic basis, such that twelve months of time expired revenues are recognized in revenue in each fiscal year.

A refund liability is recognized for consideration received or receivable if the Group expects to refund some, or all, of the consideration to the customer. This is included in accrued expenses and other liabilities, separate to the unearned revenue liability, as it does not constitute deferred revenue.

Ancillary revenues are recognized when performance obligations have been satisfied. The majority of ancillary services are related to passenger travel and accordingly are recognized in the period in which the flight service is provided.

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

Taxation

Income tax on the profit or loss for a year comprises current and deferred tax. It is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income (“OCI”). The Group has determined that the interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

Current Tax

Current tax comprises the expected tax payable and receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred Tax

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

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the deferred tax asset to be realized.

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

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of consideration paid, which includes any directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity, until they are canceled.

Dividend distributions are recognized as a liability in the period in which the dividends are declared by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2020
Cost
At March 31, 2019	12,629.2	78.1	87.9	74.3	4.5	12,874.0
Additions in year	1,160.8	29.3	39.9	6.5	0.5	1,237.0
Disposals in year	(412.4)	—	—	(0.1)	—	(412.5)
Transfer to assets held for sale	(98.7)	—	—	—	—	(98.7)
At March 31, 2020	13,278.9	107.4	127.8	80.7	5.0	13,599.8
Depreciation
At March 31, 2019	3,716.7	26.1	38.2	59.5	3.9	3,844.4
Charge for year	665.0	3.6	12.4	7.7	0.6	689.3
Eliminated on disposal	(371.8)	—	—	(0.1)	—	(371.9)
At March 31, 2020	4,009.9	29.7	50.6	67.1	4.5	4,161.8
Net book value
At March 31, 2020	9,269.0	77.7	77.2	13.6	0.5	9,438.0

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2019
Cost
At March 31, 2018	11,303.5	82.7	40.7	62.7	4.3	11,493.9
Additions in year	1,485.2	2.4	47.2	11.7	0.2	1,546.7
Disposals in year	(159.5)	(7.0)	—	(0.1)	—	(166.6)
At March 31, 2019	12,629.2	78.1	87.9	74.3	4.5	12,874.0
Depreciation
At March 31, 2018	3,251.3	29.5	32.9	53.3	3.5	3,370.5
Charge for year	624.9	3.6	5.3	6.3	0.4	640.5
Eliminated on disposal	(159.5)	(7.0)	—	(0.1)	—	(166.6)
At March 31, 2019	3,716.7	26.1	38.2	59.5	3.9	3,844.4
Net book value
At March 31, 2019	8,912.5	52.0	49.7	14.8	0.6	9,029.6

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2018
Cost
At March 31, 2017	10,045.2	77.8	36.7	56.7	4.0	10,220.4
Additions in year	1,452.7	7.6	4.0	6.0	0.3	1,470.6
Disposals in year	(194.4)	(2.7)	—	—	—	(197.1)
At March 31, 2018	11,303.5	82.7	40.7	62.7	4.3	11,493.9
Depreciation
At March 31, 2017	2,898.7	28.6	29.6	46.7	3.0	3,006.6
Charge for year	547.0	3.6	3.3	6.6	0.5	561.0
Eliminated on disposal	(194.4)	(2.7)	—	—	—	(197.1)
At March 31, 2018	3,251.3	29.5	32.9	53.3	3.5	3,370.5
Net book value
At March 31, 2018	8,052.2	53.2	7.8	9.4	0.8	8,123.4

At March 31, 2020, aircraft with a net book value of €1,337m (2019: €2,395m; 2018: €2,935m) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s Ex-Im financed Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2020, the cost and net book value of aircraft included advance payments on aircraft of €1,329m (2019: €711m; 2018: €558m). Such amounts are not depreciated. The cost and net book value also includes capitalized aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

The net book value of leased assets classified as property, plant and equipment (see note 3) at March 31, 2020, 2019 and 2018 was €132m, €198m and €267m, respectively.

During the fiscal year 2020, €nil (2019: €nil; 2018: €3m) of borrowing costs were capitalized as part of property, plant and equipment. (Borrowing costs had been capitalized in prior years as follows: 2019: nil; 2018: 1.125%)

3.Right of use assets & lease liabilities

The Group has adopted IFRS 16 with effect from April 1, 2019. IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees. A lessee recognizes a right of use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The amounts recognized in profit or loss for which the Group is lessees for the year ended March 31, 2020 were as follows:

Leases under IFRS 16	€M
Interest on lease liabilities	5.6
Depreciation charge	59.4
Expenses relating to short-term leases	38.2
Lease charge for year end March 31, 2020	103.2

Leases under IAS 17	€M
Lease expense for the year end March 31, 2019	83.9
Lease expense for the year end March 31, 2018	82.3

Supplemental balance sheet movement information is outlined below:

Right of use-assets	€M
Balance at April 1, 2019	130.7
Depreciation charge for the year	(59.5)
Additions	166.1
Modification of leases	(0.5)
Balance at March 31, 2020	236.8
Net book value of leased assets classified as property, plant and equipment (note 2)	132.0
Total right of use assets at March 31, 2020	368.8

Lease Liabilities	€M
Balance at April 1, 2019	140.4
Additions	166.1
Financing cash outflows from lease liabilities	(67.5)
Interest expense	5.6
Exchange movements	1.3
Balance at March 31, 2020	245.9
Present value of future minimum lease payments classified as debt (note 14)	172.0
Total lease liabilities at March 31, 2020	417.9

A maturity analysis of our lease liabilities as at March 31, 2020 has been disclosed within Note 14

4.Business combinations

Acquisition of a Subsidiary

In April 2018, the Company purchased a 24.9% stake in Lauda for €15m consideration. This investment was accounted for using the equity method. In August 2018, the Company acquired a further 50.1% of the shares and voting interests in Lauda. As a result, the Group’s equity interest increased from 24.9% to 75%, with a put option over the remaining 25%. From this date, the Group had a controlling interest and Lauda has been accounted for as a consolidated subsidiary. In December 2018, the Company subsequently exercised the put option and increased its holding in Lauda to 100%.

As part of purchase accounting, Ryanair recognized a gain on sale of associate of €6m within the consolidated income statement. The put option over the remaining 25% ownership interest in Lauda was accounted for under the anticipated acquisition method i.e. the 25% residual interest was deemed to have been acquired at the date of acquisition and the financial liability arising from the put option was included in the consideration transferred at its fair value of €6m (see table below).

Lauda provides the Group access to valuable landing slots at slot constrained airports in Germany, Austria and Spain.

The following table summarizes the fair value of assets acquired, and liabilities assumed at the date of acquisition of control and the consideration transferred to acquire control of Lauda.

Consideration transferred and assets and liabilities assumed

Year ended
March 31,
2019
€M
Consideration:
Fair value of cash consideration	26.0
Fair value of put option for remaining 25% of Lauda	6.0
Fair value of existing 24.9% equity interest	6.0
Settlement of pre-existing loans	60.5
98.5

Net assets acquired:
Intangible assets	99.6
Cash and cash equivalents	7.0
Trade receivables	38.5
Inventories	3.4
Property, plant and equipment	1.4
Other assets	0.1
Accrued expenses and other liabilities	(42.1)
Trade payables	(9.1)
Current tax	(0.3)
98.5

The following table summarizes the fair value of assets acquired, and liabilities assumed at the date of acquisition of control and the consideration transferred to acquire control of Lauda.

The excess of the purchase consideration over the acquired assets and assumed liabilities, was entirely attributable to the value of identifiable intangible assets acquired, being the landing slots. Accordingly, no goodwill was recognized in respect of the Lauda acquisition. Further, no contingent liabilities were recognized in respect of the Lauda acquisition.

In the year ended March 31, 2019, Lauda contributed revenue of €134.5m and an operating loss of €172.9m to the Group’s results. Ryanair also recognized €15.8m in share of losses in associate prior to consolidation of Lauda in August 2018, and recognized a deferred tax credit of €43.2m relating to the recognition of a deferred tax asset in respect of Lauda’s post-acquisition losses.

5.Intangible assets

	At March 31,
	2020	2019	2018
Landing rights	€M	€M	€M

Balance at April 1	146.4	46.8	46.8
Acquisition through business combination	—	99.6	—
Balance at March 31	146.4	146.4	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in fiscal year 2019.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions, including an estimate of the impact of the travel restrictions imposed by Covid-19 at the reporting date. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 9% for 2020, 6% for 2019 and 6% for 2018.

6.           Derivative financial instruments

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

The Company’s historical fuel risk management policy has been to hedge up to 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, the Company does not necessarily hedge up to this limit. At March 31, 2020, all of the Company’s fiscal year 2021 and approximately 30% of the Company’s estimated fuel exposure for fiscal year 2022 was hedged (2019: 90%; 2018: 90%).

The Company’s fuel risk management policy also includes the hedging of its EU-ETS (carbon) exposure to ensure future cost per carbon credit is fixed. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2020, the Company’s had approximately 90% of calendar year 2020 and approximately 40% of the Company’s estimated carbon exposure for calendar year 2021 was hedged.

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

The Company’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 14 to the consolidated financial statements.

The Company utilizes a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Company’s balance sheet and have been utilized to hedge against these particular risks arising in the normal course of the Company’s business. All have been designated as hedging derivatives, where effective, for the purposes of IAS 39 / IFRS 9 and are fully set out below.

Hedge discontinuance and ineffectiveness

As a result of the widespread grounding of aircraft due to the Covid-19 pandemic, the Group expects to operate a significantly reduced flying schedule for the year ending March 31, 2021 compared to what was originally expected. Accordingly, as at March 31, 2020, the Group’s exposures for jet fuel and foreign currency were significantly reduced, causing a proportion of derivative financial instruments which previously qualified for hedge accounting to become ineffective, resulting in the discontinuance of certain cash-flow hedge arrangements. A net expense of €407m was recognized within finance expense in the income statement for the year ended March 31, 2020, comprising a charge of €447m in respect of jet fuel exposures, offset by a gain of €40m, primarily associated with ineffective currency cash-flow hedges for fiscal year 2021 jet fuel and delayed capital expenditure.

Derivative financial instruments:
	At March 31,
	2020	2019	2018
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	495.3	284.7	(413.0)
Fuel and oil operating expenses	166.2	235.0	(181.4)
Interest rate risk
Variable-rate instruments	8.0	4.0	(6.7)
Commodity price risk
Fuel and carbon operating expenses	(1,228.3)	(185.3)	209.8
Net derivative position at year end	(558.8)	338.4	(391.3)

Change in gross value used for calculating hedge ineffectiveness:
	At March 31,
	2020	2019	2018
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(170.8)	697.7	(563.7)
Fuel and oil operating expenses	131.0	425.2	(269.0)
Interest rate risk
Variable-rate instruments	(3.8)	(10.1)	(17.2)
Commodity price risk
Fuel and carbon operating expenses	271.9	(688.0)	17.0

Foreign currency risk

The Group recorded a hedge ineffectiveness gain of €40m on ineffective currency cash-flow hedges for fiscal year 2021 primarily related to delayed capital expenditure (principally due to the late delivery of new aircraft).

Commodity price risk

The Group recorded a hedge ineffectiveness charge of €447m in relation to fiscal year 2021 jet fuel hedges (€516m in relation to jet fuel swaps, offset by gains on currency forward contracts). This is due to the widespread grounding of aircraft as a result of EU Governments reactions to the spread of Covid-19, which will result in a significantly reduced flying schedule in fiscal year 2021 compared to what was originally forecast.

The amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2020
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	406.3	47.8	454.1
Fuel and oil operating expenses	97.0	—	97.0
Interest rate risk
Variable-rate instruments	(2.8)	—	(2.8)
Commodity price risk
Fuel and carbon operating expenses	(711.8)	—	(711.8)
Gross cashflow hedge reserve	(211.3)	47.8	(163.5)*
*Deferred taxes included in Hedge reserve were €52m
	At March 31, 2019
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	284.6	—	284.6
Fuel and oil operating expenses	235.0	—	235.0
Interest rate risk
Variable-rate instruments	(17.4)	—	(17.4)
Commodity price risk
Fuel and carbon operating expenses	(185.3)	—	(185.3)*
Gross cashflow hedge reserve	316.9	—	316.9*
*Deferred taxes included in Hedge reserve were €42m
	At March 31, 2018
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(413.0)	—	(413.0)
Fuel and oil operating expenses	(181.4)	—	(181.4)
Interest rate risk
Variable-rate instruments	(23.9)	—	(23.9)
Commodity price risk
Fuel and carbon operating expenses	209.8	—	209.8
Gross cashflow hedge reserve	(408.6)	—	(408.6)*
*Deferred taxes included in Hedge reserve were €49m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied

Movement in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2020
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognised in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	170.8	40.0	—
Fuel and oil operating expenses	(131.0)	69.2	(7.0)
Interest rate risk
Variable-rate instruments	3.8	—	0.2
Commodity price risk
Fuel and carbon operating expenses	(271.9)	(516.4)	(254.8)
Total movement in derivative instruments	(228.3)	(407.2)	(261.6)

	At March 31, 2019
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognised in OCI	profit or loss*	to profit or loss***
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(697.7)	—	—
Fuel and oil operating expenses	(425.2)	—	8.8
Interest rate risk
Variable-rate instruments	(10.1)	—	(0.6)
Commodity price risk
Fuel and carbon operating expenses	688.0	—	(293.0)
Total movement in derivative instruments	(445.0)	—	(284.8)

	At March 31, 2018
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognised in OCI	profit or loss*	to profit or loss***
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	563.7	—	—
Fuel and oil operating expenses	269.0	—	0.6
Interest rate risk
Variable-rate instruments	17.2	—	(2.6)
Commodity price risk
Fuel and carbon operating expenses	(17.0)	—	(134.6)
Total movement in derivative instruments	832.9	—	(136.6)
*Hedge ineffectiveness is classified within "Finance expense" on the Consolidated Income Statement
** Reclassified from hedging reserve to profit or loss - Fuel & Oil Foreign currency & Commodity are reclassified in Fuel and Oil, Variable rate instruments are reclassified to Finance expense

Nominal amounts of derivative financial instruments in effective cashflow hedging relationships:

	At March 31, 2020
	Within 1 year	> 1 year	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	1,519.8	2,763.7	4,283.5
Fuel and oil operating expenses	—	1,312.0	1,312.0
Interest rate risk
Variable-rate instruments	64.8	—	64.8
Commodity price risk
Fuel and carbon operating expenses	—	672.7	672.7

	At March 31, 2019
	Within 1 year	> 1 year	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	1,455.8	3,982.0	5,437.8
Fuel and oil operating expenses	2,515.9	718.9	3,234.8
Interest rate risk
Variable-rate instruments	77.8	—	77.8
Commodity price risk
Fuel and carbon operating expenses	2,482.1	—	2,482.1

	At March 31, 2018
	Within 1 year	> 1 year	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	1,117.7	5,192.2	6,309.9
Fuel and oil operating expenses	2,046.0	1,146.7	3,192.7
Interest rate risk
Variable-rate instruments	90.6	—	90.6
Commodity price risk
Fuel and carbon operating expenses	1,272.4	—	1,272.4

Derivative financial instruments, all of which have been recognized at fair value in the Company’s balance sheet, are analyzed as follows:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Non-current assets
Gains on cash-flow hedging instruments – effective hedge	378.5	227.5	2.6
Gains on cash-flow hedging instruments – no longer effective	—	—	—
	378.5	227.5	2.6
Current assets
Gains on cash flow hedging instruments – effective hedge	184.0	308.7	212.1
Gains on cash flow hedging instruments - no longer effective	109.2	—	—
	293.2	308.7	212.1

Total derivative assets	671.7	536.2	214.7

Current liabilities
Losses on cash flow hedging instruments – effective hedge	(533.5)	(189.7)	(190.5)
Losses on cash flow hedging instruments – no longer effective	(516.5)	—	—
	(1,050.0)	(189.7)	(190.5)
Non-current liabilities
Losses on cash flow hedging instruments – effective hedge	(180.5)	(8.0)	(415.5)
Losses on cash flow hedging instruments – no longer effective	—	—	—
	(180.5)	(8.0)	(415.5)

Total derivative liabilities	(1,230.5)	(197.7)	(606.0)
Net derivative financial instrument position at year-end	(558.8)	338.5	(391.3)

The table above includes the following derivative arrangements:

	At March 31,
	Fair value	Fair value	Fair value
	2020 (a)	2019 (a)	2018 (a)
	€M	€M	€M
Cross currency swaps (b)
Less than one year	2.0	1.7	(0.7)
Between one and five years	6.0	2.3	(6.0)
	8.0	4.0	(6.7)
Foreign currency forward contracts (c)
Less than one year	289.0	307.0	(187.4)
Between one and five years	372.5	212.7	(407.0)
After five years	—	—	—
	661.5	519.7	(594.4)
Commodity forward contracts (d)
Less than one year	(1,047.8)	(189.7)	209.8
Between one and five years	(180.5)	4.5	—
	(1,228.3)	(185.2)	209.8
Net derivative position at year end	(558.8)	338.5	(391.3)

(a)	The derivative arrangements in the above table have been netted for disclosure purposes only. The amounts included on the Balance Sheet are gross amounts.

(b)	Cross currency swap financial assets all relate to cross currency interest rate swaps at March 31, 2020 (see Note 14 to the consolidated financial statements).

(c)	Additional information in relation to the above cross currency swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 14 to the consolidated financial statements.

(d)	€1,228m commodity forward contracts relate to derivative financial liabilities of €1,228m and financial assets of €nil (see Note 14 of the consolidated financial statements).

The Company enters into derivative transactions with a number of different counterparties with which there are International Swaps and Derivatives Association (“ISDA”) master agreements in place. As the Company does not intend to settle derivatives net, nor is there a netting arrangement in place under the ISDA’s, nor is any collateral posted for derivative transactions, no netting applies to the derivative balances.

The Company also utilizes cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company’s U.S. dollar denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all designated in cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Company’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current year.

Foreign currency forward contracts may be utilized in a number of ways: forecast U.K. pounds sterling and euro revenue receipts are converted into U.S. dollars to hedge against forecasted U.S. dollar payments principally for jet fuel, insurance, capital expenditure and other aircraft related costs. These are designated in cash-flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar to U.K. pounds sterling and euro exchange rates for the forecasted U.S. dollar purchases. In these hedge relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. Because the timing of anticipated payments and the settlement of the related derivatives is very closely coordinated, no ineffectiveness has been recorded for these foreign currency forward contracts in the current or preceding years (the underlying hedged items and hedging instruments have been consistently closely matched).

The Company also utilizes jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Company’s forecasted fuel purchases, and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These are designated in cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. In these hedge relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. Due to Covid-19 related groundings and expected reduced capacity in fiscal year 2021 the Company recorded a charge €392m (net of tax)  to the fiscal year 2020 income statement due to the discontinuation of hedge accounting for jet fuel, as the hedged transaction is no longer expected to occur.

The European Union Emissions Trading System (“EU ETS”) began operating for airlines on January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Company’s carbon emissions and fuel consumption are directly linked.

The effective (gains)/losses arising on the hedging of aircraft capital expenditure are recognized as part of the capitalized cost of aircraft additions, within property, plant and equipment. The (gains)/losses arising on the hedging of interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft firm commitments) are recognized in the income statement when the hedged transaction occurs.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash-flow hedges realized during the year:

	Year ended March 31,
	2020	2019	2018
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for (gains)/losses recognized in fuel and oil operating expenses	(254.8)	293.0	134.6
Interest rate swaps
Reclassification adjustments for (gains)/losses recognized in finance expense	0.2	0.6	2.6
Foreign currency forward contracts
Reclassification adjustments for (gains) recognized in fuel and oil operating expenses	(7.0)	(8.8)	(0.6)
	(261.6)	284.8	136.6

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realized during the year:

	Year ended March 31,
	2020	2019	2018
	€M	€M	€M
Foreign currency forward contracts
Recognized in property plant and equipment – aircraft additions	—	59.6	108.4
	—	59.6	108.4

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur and to impact on profit or loss, or property, plant and equipment as of March 31, 2020, 2019 and 2018:

	Net	Expected
	Carrying	Cash
	Amount	Flows	2021	2022	2023	2024	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2020
Cross-currency swaps	8.0	8.0	2.0	1.8	1.7	1.5	1.0
U.S. dollar currency forward contracts	97.0	97.0	53.6	41.4	2.0	—	—
U.S. dollar currency forward contracts to be capitalized in property, plant and equipment - aircraft additions	455.3	455.3	126.2	155.5	123.6	50.0	—
Commodity forward contracts	(711.8)	(711.8)	(531.3)	(180.5)	—	—	—
	(151.5)	(151.5)	(349.5)	18.2	127.3	51.5	1.0

	Net	Expected
	Carrying	Cash
	Amount	Flows	2020	2021	2022	2023	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2019
Interest rate swaps	4.0	4.0	1.7	1.2	0.8	0.4	(0.1)
U.S. dollar currency forward contracts	235.0	235.0	208.8	26.2	—	—	—
U.S. dollar currency forward contracts to be capitalized in property, plant and equipment - aircraft additions	284.7	284.7	98.2	79.6	59.3	36.2	11.4
Commodity forward contracts	(185.2)	(185.2)	(189.7)	4.5	—	—	—
	338.5	338.5	119.0	111.5	60.1	36.6	11.3

	Net	Expected
	Carrying	Cash
	Amount	Flows	2019	2020	2021	2022	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2018
Interest rate swaps	(6.7)	(6.7)	(0.7)	(0.2)	(0.6)	(1.0)	(4.2)
U.S. dollar currency forward contracts	(181.4)	(181.4)	(153.4)	(28.4)	0.4	—	—
U.S. dollar currency forward contracts to be capitalized in property, plant and equipment - aircraft additions	(413.0)	(413.0)	(34.0)	(75.5)	(82.9)	(99.7)	(120.9)
Commodity forward contracts	209.8	209.8	209.8	—	—	—	—
	(391.3)	(391.3)	21.7	(104.1)	(83.1)	(100.7)	(125.1)

Derivative transactions entered into by the Company with any particular counterparty are not settled net and there are no provisions within these agreements to offset similar transactions.

Further analysis of derivative positions are provided in Note 14.

7.           Inventories

	At March 31,
	2020	2019	2018
	€M	€M	€M
Consumables	3.3	2.9	3.7

8.           Other assets

	At March 31,
	2020	2019	2018
	€M	€M	€M
Prepayments	176.4	237.2	235.2
Interest receivable	2.3	0.8	0.3
	178.7	238.0	235.5

All amounts fall due within one year.

9.           Assets held for sale

In August 2019, the Company entered into an agreement to sell 10 Boeing 737 aircraft in the years ending March 31, 2020 and 2021. 3 of these aircraft were sold during the year ended March 31, 2020. The remaining 7 aircraft are presented as assets held for sale as at March 31, 2020 and are stated at the lower of their carrying amount and fair value less costs to sell.

10.           Trade receivables

	At March 31,
	2020	2019	2018
	€M	€M	€M
Trade receivables	67.5	59.6	57.7
Allowance for impairment	—	(0.1)	(0.1)
	67.5	59.5	57.6

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2019: €nil; 2018: €nil).  There were no bad debt write-offs in the year (2019: €nil; 2018: €nil).

At March 31, 2020, €3.3m (2019: €0.8m; 2018: €0.8m) of our total accounts receivable balance were past due, of which €nil (2019: €0.2m; 2018: €0.2m) was impaired and €3.3m (2019: €0.6m; 2018: €0.6m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

11.           Restricted cash

Restricted cash consists of €34.4m (2019: €34.9m; 2018: €34.6m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

12.           Trade payables

The increase in trade payables relates primarily to unpaid invoices associated with the pre-delivery payments due to the aircraft manufacturer, Boeing, for future deliveries of Boeing 737-MAX aircraft.

13.         Accrued expenses and other liabilities

	At March 31,
	2020	2019	2018
	€M	€M	€M
Accruals	1,553.1	320.8	445.5
Indirect tax and duties	489.8	709.0	648.4
Unearned revenue (contract liabilities)	546.5	1,962.3	1,408.3
	2,589.4	2,992.1	2,502.2

Contract liabilities comprises:
	At March 31,
	2020	2019	2018
	€M	€M	€M
Opening contract liabilities	1,962.3	1,408.3	1,332.8
IFRS 15 transition adjustment	—	287.0	—
Revenue deferred during the year	6,107.2	6,914.9	6,354.2
Revenue recognized during the year	(7,523.0)	(6,647.9)	(6,278.7)
Closing contract liabilities	546.5	1,962.3	1,408.3

Indirect tax and duties comprises:

	At March 31,
	2020	2019	2018
	€M	€M	€M
PAYE (payroll taxes)	25.3	20.1	15.7
Other tax (principally air passenger duty in various countries)	464.5	688.9	632.7
	489.8	709.0	648.4

14.         Financial instruments and financial risk management

The Company utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company’s operations. Derivative financial instruments are contractual agreements with a value that reflects price movements in an underlying asset. The Company uses derivative financial instruments, principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts to manage commodity risks, interest rate risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company’s policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in Note 6 to the consolidated financial statements.

(a)          Financial assets and financial liabilities – fair values

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2020, 2019 and 2018 were as follows:

		Cash-	Total
	Amortized	Flow	Carrying	Total Fair
	Cost	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2020
Cash and cash equivalents	2,566.4	—	2,566.4	—
Financial asset: cash > 3 months	1,207.2	—	1,207.2	—
Restricted cash	34.4	—	34.4	—
Derivative financial instruments:
- U.S. dollar currency forward contracts*	—	663.7	663.7	663.7
- Cross-currency swaps	—	8.0	8.0	8.0
- Jet fuel & carbon derivative contracts	—	—	—	—
Trade receivables	67.5	—	67.5	—
Other assets	2.3	—	2.3	—
Total financial assets at March 31, 2020	3,877.8	671.7	4,549.5	671.7
* Of the total carrying and fair value of U.S. dollar currency forward contracts, 17% (€109m) are ineffective as of March 31, 2020

		Cash-	Total
	Amortized	Flow	Carrying	Total Fair
	Cost	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2019
Cash and cash equivalents	1,675.6	—	1,675.6	—
Financial asset: cash > 3 months	1,484.4	—	1,484.4	—
Restricted cash	34.9	—	34.9	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	527.7	527.7	527.7
- Interest rate swaps	—	4.0	4.0	4.0
- Jet fuel derivative contracts	—	4.5	4.5	4.5
Trade receivables	59.5	—	59.5	—
Other assets	0.8	—	0.8	—
Total financial assets at March 31, 2019	3,255.2	536.2	3,791.4	536.2

		Cash-	Total
	Loans and	Flow	Carrying	Total Fair
	Receivables	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2018
Cash and cash equivalents	1,515.0	—	1,515.0	—
Financial asset: cash > 3 months	2,130.5	—	2,130.5	—
Restricted cash	34.6	—	34.6	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	4.6	4.6	4.6
- Interest rate swaps	—	0.3	0.3	0.3
- Jet fuel derivative contracts	—	209.8	209.8	209.8
Trade receivables	57.6	—	57.6	—
Other assets	0.3	—	0.3	—
Total financial assets at March 31, 2018	3,738.0	214.7	3,952.7	214.7

The Company has not disclosed the fair value of: cash and cash equivalents, financial assets: cash > 3 months with maturities less than 1 year, restricted cash, trade receivables and other assets because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Total
	Amortized	Cash-Flow	Carrying	Total Fair
	Cost	Hedges	Value	Value
	€M	€M	€M	€M
At March 31, 2020
Current and non-current maturities of debt	3,965.3	—	3,965.3	3,495.8
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	2.2	2.2	2.2
-Jet fuel & carbon derivative contracts*	—	1,228.3	1,228.3	1,228.3
-Interest rate swaps	—	—	—	—
Trade payables	1,368.2	—	1,368.2	—
Accrued expenses	1,553.1	—	1,553.1	—
Total financial liabilities at March 31, 2020	6,886.6	1,230.5	8,117.1	4,726.3

At March 31, 2019
Current and non-current maturities of debt	3,644.4	—	3,644.4	3,725.3
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	8.0	8.0	8.0
-Jet fuel derivative contracts	—	189.7	189.7	189.7
-Interest rate swaps	—	—	—	—
Trade payables	573.8	—	573.8	—
Accrued expenses	320.8	—	320.8	—
Total financial liabilities at March 31, 2019	4,539.0	197.7	4,736.7	3,923.0

At March 31, 2018
Current and non-current maturities of debt	3,963.0	—	3,963.0	4,061.0
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	599.0	599.0	599.0
-Jet fuel derivative contracts	—	—	—	—
-Interest rate swaps	—	7.0	7.0	7.0
Trade payables	249.6	—	249.6	—
Accrued expenses	445.5	—	445.5	—
Total financial liabilities at March 31, 2018	4,658.1	606.0	5,264.1	4,667.0

*Included in this amount is €516.5m no longer in hedge relationships.

The Company has not disclosed the fair value of trade payables and accrued expenses because their carrying amounts are a reasonable approximation of their fair values due to the short term nature of the instruments.

Estimation of fair values

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.  The following methods and assumptions were used to estimate the fair value of each material class of the Company’s financial instruments:

Financial instruments measured at fair value

Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Derivatives – currency forwards and aircraft jet fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2020 has been used to establish fair value. The Company’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Financial instruments not measured at fair value

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The table below analyses financial instruments carried at fair value in the balance sheet categorized by the type of valuation method used. The different valuation levels are defined as follows:

●	Level 1: Inputs are based on unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability.

●	Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2020
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	663.7	—	663.7
Jet fuel & carbon derivative contracts	—	—	—	—
Cross-currency swaps	—	8.0	—	8.0
	—	671.7	—	671.7
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	2.2	—	2.2
Jet fuel & carbon derivative contracts	—	1,228.3	—	1,228.3
Interest rate swaps	—	—	—	—
	—	1,230.5	—	1,230.5
Liabilities not measured at fair value
Long-term debt	—	3,495.8	—	3,495.8
	—	5,398.0	—	5,398.0

During the year ended March 31, 2020, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2019
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	527.7	—	527.7
Jet fuel derivative contracts	—	4.5	—	4.5
Cross-currency swaps	—	4.0	—	4.0
	—	536.2	—	536.2
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	8.0	—	8.0
Jet fuel derivative contracts	—	189.7	—	189.7
Interest rate swaps	—	—	—	—
	—	197.7	—	197.7
Liabilities not measured at fair value
Long-term debt	—	3,725.3	—	3,725.3
	—	4,459.2	—	4,459.2

During the year ended March 31, 2019, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2018
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	4.6	—	4.6
Jet fuel derivative contracts	—	209.8	—	209.8
Interest rate swaps	—	0.3	—	0.3
	—	214.7	—	214.7
Liabilities measured at fair value
U.S. dollar currency forward contracts	—	599.0	—	599.0
Jet fuel derivative contracts	—	—	—	—
Interest rate swaps	—	7.0	—	7.0
	—	606.0	—	606.0
Liabilities not measured at fair value
Long-term debt	—	4,061.0	—	4,061.0
	—	4,881.7	—	4,881.7

During the year ended March 31, 2018, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(b)         Commodity risk

The Company’s exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Jet fuel forward contracts – fair value	(1,228.3)	(185.2)	209.8
Of the total carrying and fair value of jet fuel forward contracts in place, 42% (€517m) are ineffective as at March 31, 2020

(c)          Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2020, the Company had total borrowings of €4,211m, including €246m capitalized leases following the adoption of IFRS 16 (2019: €3,644m; 2018: €3,963m) from various financial institutions and the debt capital markets. Financing for the acquisition of 89 Boeing 737-800 “next generation” aircraft (2019: 144; 2018: 153) was provided on the basis of guarantees granted by the Ex-Im Bank. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to three unsecured Eurobonds, two for €850m and one for €750m, a €750m unsecured syndicate bank loan leases, 10 aircraft held under leases included in property, plant & equipment (2019: 42; 2018: 16) and 40 aircraft held under leases in right of use assets.

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2020 was as follows:

	Weighted
	average
	rate	2021	2022	2023	2024	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term debt	2.48%	63.8	65.4	63.0	52.2	12.1	256.5
Unsecured long term debt	1.32%	34.0	876.9	877.5	770.2	50.0	2,608.6
Long term debt	1.42%	97.8	942.3	940.5	822.4	62.1	2,865.1
Finance leases	2.51%	116.0	—	—	—	—	116.0
Lease liabilities - right of use	2.47%	75.0	51.6	52.1	46.0	21.2	245.9
Total fixed rate debt		288.8	993.9	992.6	868.4	83.3	3,227.0
Floating rate
Secured long term debt	0.58%	105.9	45.0	20.7	—	750.0	921.6
Finance leases	1.19%	62.6	—	—	—	—	62.6
Total floating rate debt	0.62%	168.5	45.0	20.7	—	750.0	984.2
Total financial liabilities		457.3	1,038.9	1,013.3	868.4	833.3	4,211.2

All of the above debt maturing after 2024 will mature in fiscal year 2025.

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2019 was as follows:

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

All of the above debt maturing after 2023 will mature between fiscal year 2023 and fiscal year 2025.

The maturity profile of the Company’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2018 was as follows:

	Weighted
	average
	rate	2019	2020	2021	2022	Thereafter	Total
	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term debt	2.56%	84.8	59.9	46.9	48.1	110.7	350.4
Unsecured long term debt	1.33%	24.0	24.0	24.0	867.0	1,627.7	2,566.7
Debt swapped from floating to fixed	0.37%	14.0	14.4	14.9	15.3	15.8	74.4
Long term debt after swaps	1.45%	122.8	98.3	85.8	930.4	1,754.2	2,991.5
Finance leases	2.97%	66.6	(2.8)	115.5	—	—	179.3
Total fixed rate debt		189.4	95.5	201.3	930.4	1,754.2	3,170.8
Floating rate
Secured long term debt		196.4	193.4	174.6	118.8	36.5	719.7
Debt swapped from floating to fixed		(14.0)	(14.4)	(14.9)	(15.3)	(15.8)	(74.4)
Secured long term debt after swaps	0.85%	182.4	179.0	159.7	103.5	20.7	645.3
Finance leases	1.14%	62.8	21.5	62.6	—	—	146.9
Total floating rate debt	0.90%	245.2	200.5	222.3	103.5	20.7	792.2
Total financial liabilities		434.6	296.0	423.6	1,033.9	1,774.9	3,963.0

All of the above debt maturing after 2022 will mature between fiscal year 2022 and fiscal year 2025.

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Balance at start of year	3,644.4	3,963.0	4,384.5
Cash items
Loans raised for general corporate purposes– euro	750.0	99.9	65.2
Repayments of amounts borrowed	(408.1)	(422.8)	(458.9)
Lease Liabilities	245.9	—	—
Non-cash items
Foreign exchange (gain)/loss on conversion of U.S. dollar loans	(21.0)	4.3	(27.8)
Balance at end of year	4,211.2	3,644.4	3,963.0
Less than one year	457.3	309.4	434.6
More than one year	3,753.9	3,335.0	3,528.4
	4,211.2	3,644.4	3,963.0

The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company’s financial liabilities are as follows:

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2021	2022	2023	2024	Thereafter
At March 31, 2020	€M	€M	€M	€M	€M	€M	€M
Long term debt and leases:
- Fixed rate debt 1.42%	2,981.1	3,089.8	253.8	980.6	961.1	832.0	62.3
- Floating rate debt 0.62%	984.2	1,006.5	174.6	50.1	25.7	4.9	751.2
- Lease liabilities - IFRS16	245.9	245.9	75.0	51.6	52.1	46.0	21.2
	4,211.2	4,342.2	503.4	1,082.3	1,038.9	882.9	834.7
Derivative financial instruments
- Currency forward contracts	2.2	2.2	2.2	—	—	—	—
- Commodity forward contracts	1,228.3	1,228.3	1,047.8	180.5	—	—	—
Trade payables	1,368.2	1,368.2	1,368.2	—	—	—	—
Accrued expenses	1,553.1	1,553.1	1,553.1	—	—	—	—
Total at March 31, 2020	8,363.0	8,494.0	4,474.7	1,262.8	1,038.9	882.9	834.7

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2020	2021	2022	2023	Thereafter
At March 31, 2019	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
-Fixed rate debt 1.48%	3,085.6	3,242.0	151.6	256.0	980.1	960.6	893.7
-Floating rate debt 0.83%	558.8	562.3	204.8	226.5	105.3	25.7	—
	3,644.4	3,804.3	356.4	482.5	1,085.4	986.3	893.7
Derivative financial instruments
- Currency forward contracts	8.0	8.0	—	—	0.6	4.6	2.8
- Commodity forward contracts	189.7	189.7	189.7	—	—	—	—
Trade payables	573.8	573.8	573.8	—	—	—	—
Accrued expenses	320.8	320.8	320.8	—	—	—	—
Total at March 31, 2019	4,736.7	4,896.6	1,440.7	482.5	1,086.0	990.9	896.5

	Total	Total
	Carrying	Contractual
	Value	Cash flows	2019	2020	2021	2022	Thereafter
At March 31, 2018	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
-Fixed rate debt (excluding swapped debt)	3,096.4	3,144.9	178.2	82.3	189.3	929.4	1,765.7
-Swapped to fixed rate debt	74.4	74.7	14.1	14.5	15.0	15.4	15.7
- Fixed rate debt 1.54%	3,170.8	3,219.6	192.3	96.8	204.3	944.8	1,781.4
- Floating rate debt 0.90%	792.2	799.3	247.4	202.3	224.3	104.4	20.9
	3,963.0	4,018.9	439.7	299.1	428.6	1,049.2	1,802.3
Derivative financial instruments
- Interest rate swaps	7.0	6.5	2.3	1.3	1.0	0.8	1.1
- Currency forward contracts	599.0	599.0	189.5	105.6	83.1	99.7	121.1
- Commodity forward contracts	—	—	—	—	—	—	—
Trade payables	249.6	249.6	249.6	—	—	—	—
Accrued expenses	445.5	445.5	445.5	—	—	—	—
Total at March 31, 2018	5,264.1	5,319.5	1,326.6	406.0	512.7	1,149.7	1,924.5

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

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2020, all of the Company’s cash and liquid resources attracted a weighted average interest rate of 0.73% (2019: 0.01%; 2018:- 0.01%).

	March 31, 2020		March 31, 2019		March 31, 2018
	Within		Within		Within
	1 year	Total	1 year	Total	1 year	Total
Financial assets	€M	€M	€M	€M	€M	€M
Cash and cash equivalents	2,566.4	2,566.4	1,675.6	1,675.6	1,515.0	1,515.0
Cash > 3 months	1,207.2	1,207.2	1,484.4	1,484.4	2,130.5	2,130.5
Restricted cash	34.4	34.4	34.9	34.9	34.6	34.6
Total financial assets	3,808.0	3,808.0	3,194.9	3,194.9	3,680.1	3,680.1

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependent on the principal amounts on deposit.

(d)         Foreign currency risk

The Company has exposure to various foreign currencies (principally U.K. pounds sterling and U.S. dollars) due to the international nature of its operations. The Company manages this risk by matching U.K. pound sterling revenues against U.K. pound sterling costs. Any remaining unmatched U.K. pound sterling revenues are used to fund U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance and capital expenditure costs or are sold for euro. The Company also sells euro forward to cover certain U.S. dollar costs. Further details of the hedging activity carried out by the Company are disclosed in Note 6 to the consolidated financial statements.

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2020, 2019 and 2018. Such amounts have been translated using the following year-end foreign currency rates in 2020 €/£: 0.8883; €/$: 1.1029 (2019: €/£: 0.8606; €/$:1.1217; 2018: €/£: 0.8756; €/$: 1.2321).

	March 31, 2020			March 31, 2019			March 31, 2018
			euro			euro			euro
	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.	GBP	U.S.$	equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	22.5	—	25.3	17.0	—	19.6	12.2	—	13.9
U.S. Dollar cash and liquid resources	—	2,150.1	1,949.5	—	485.2	432.5	—	168.0	136.3
	22.5	2,150.1	1,974.8	17.0	485.2	452.1	12.2	168.0	150.2

The following table shows the amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2020, 2019 and 2018. Such amounts have been translated using the following year-end foreign currency rates in 2020 €/£: 0.8883; €/$: 1.1029 (2019: €/$1.1217; 2018: €/$1.2321).

	March 31, 2020		March 31, 2019		March 31, 2018
		euro		euro		euro
	U.S.$	equiv.	U.S.$	equiv.	U.S.$	equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
U.S. dollar long term debt	129.2	117.1	202.4	180.5	246.1	199.8
Pre-delivery aircraft payables	1,051.8	957.6	—	—	—	—
	1,181.0	1,074.7	202.4	180.5	246.1	199.8

The Company has entered into cross currency swap arrangements to manage exposures to fluctuations in foreign exchange rates on these U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. The fair value of these cross currency swap instruments at March 31, 2020 was €2m (2019: €2m; 2018: €0m) which has been classified within current assets (2019: current assets; 2018: current assets), specifically derivative assets falling due within one year (see Note 6 to the consolidated financial statements).

(e)          Credit risk

The Company holds significant cash balances, which are classified as either cash and cash equivalents or financial assets >3 months. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties’ market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties’ systemic importance to the financial systems of their home countries. The Company typically enters into deposits and derivative contracts with parties that have high investment grade credit rating from the main rating agencies, including Standard & Poor’s (“S&P”), Moody’s and Fitch Ratings. The Company also monitors where counterparty credit default swaps are trading. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Company is authorized to place funds on deposit for periods up to 18 months. The Board of Directors monitors the return on capital as well as the level of dividends to ordinary shareholders on an ongoing basis.

The Company’s revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is primarily derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2020, €3m (2019: €1m; 2018: €1m) of our total accounts receivable balance were past due, of which €0m (2019: €0m; 2018: €0m) was impaired and €3m (2019: €1m; 2018: €1m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

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

The Company finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2020 of €3,808m (2019: €3,195m; 2018: €3,680m). During the year, the Company funded €1,196m in purchases of property, plant and equipment (2019: €1,547m; 2018: €1,471m). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by general corporate purposes debt capital markets issuances. During the year, the Company funded €581m in share buybacks (2019: €561m; 2018: €829m). Cash generated from operations has been the principal source for these cash requirements.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition- related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2021.

(g)         Guarantees

The Company has provided €4,236m (2019: €3,797m; 2018: €4,118m) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

(h)           Sensitivity analysis

(i)Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2020, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €38m (net of tax) in net interest income and expense in the income statement (2019: €5m; 2018: €9m) and a nil increase or decrease in equity (2019: nil; 2018: €1m). All of the Group’s interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii)Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2020 would have a positive impact of €246m on the income statement (net of tax) (2019: nil; 2018: nil) if the rate fell by 10% and a negative impact of €235m on the income statement (net of tax) (2019: nil; 2018: nil) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €649m impact (net of tax) on equity if the rate fell by 10% and a negative €531m impact (net of tax) if the rate increased by 10% (2019: €894m positive or €731m negative; 2018: €866m positive or €709m negative).

(iii)Jet fuel risk: A plus or minus change of 10% in the price of jet fuel at March 31, 2020 would have a €26m positive impact on the income statement (net of tax) if the price fell by 10% and a €26m negative impact if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2020 would have a €31m positive impact on equity if the price fell by 10% and a €31m negative impact if the price increased by 10%.

(i)         Notional principal amounts

(i)Forward foreign exchange contracts:

	Within 1 Year	Greater than 1 Year	Total
	€M	€M	€M
Notional amounts
Forward foreign exchange contracts	3,670.9	4,075.7	7,746.6

The notional principal amount of outstanding forward foreign exchange contracts at March 31, 2020 amounted to €7,747m. These foreign currency exchange contracts were initially treated as cash-flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in US dollars. As at March 31, 2020 the hedged US dollar rate is US $1.21 to €1. See Note 6 for details of the ineffectiveness of certain of these hedges.

(ii)Cross currency swaps: The Group has cross currency swaps to swap fixed rate US dollar denominated debt of US$82m into fixed rate euro debt of €65m. As at March 31, 2020 the hedged euro fixed interest rate varies between 1.54% to 1.79% depending on the various tranches.

(iii)Jet fuel forward contracts: The Group has entered into jet fuel swap forward contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 24 months. The notional amount of these contracts are €2,829m ($3,057m) at an average hedged rate per tonne of $588. See Note 6 for details of the ineffectiveness of certain of these hedges.

15.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Current tax assets
Current tax assets	(44.5)	—	—
Total current tax assets	(44.5)	—	—

Current tax liabilities
Corporation tax provision	—	31.6	36.0
Total current tax liabilities	—	31.6	36.0

Deferred tax assets
Recognition of tax losses	(53.6)	(43.2)	—
Total deferred tax assets	(53.6)	(43.2)	—

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives and pensions	353.5	460.6	395.2
Total deferred tax liabilities	353.5	460.6	395.2

Total deferred tax liabilities (net)	299.9	417.4	395.2

Total tax liabilities (net)	255.4	449.0	431.2

	At March 31,
	2020	2019	2018
	€M	€M	€M
Reconciliation of current tax
At beginning of year	31.6	36.0	2.9
Corporation tax charge in year	44.4	96.5	152.0
Tax paid	(120.5)	(100.9)	(118.9)
At end of year	(44.5)	31.6	36.0

	At March 31,
	2020	2019	2018
	€M	€M	€M
Reconciliation of deferred tax
Balance at beginning of year	417.4	395.2	473.1
New temporary differences on property, plant and equipment, net operating losses, derivatives, pensions and other items	(117.5)	22.2	(77.9)
Liability at end of year	299.9	417.4	395.2

The credit in the year to March 31, 2020 consisted mainly of temporary differences of a net credit of €23m for property, plant and equipment, deferred tax losses, transitional adjustments and a credit of €95m for derivatives. The charge in the year to March 31, 2019 consisted of temporary differences of a credit of €69m (including IFRS 15 adjustment of €36m which was recognized directly in equity) for property, plant and equipment, deferred tax losses and a charge of €91m for derivatives. The charge in the year to March 31, 2018 consisted of temporary differences of a charge of €9m for property, plant and equipment and pension payments recognized in the income statement and a credit of €87m for derivatives recognized in other comprehensive income.

The components of the tax expense in the income statement were as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Corporation tax charge in year	44.4	96.5	152.0
Deferred tax credit relating to origination and reversal of temporary differences	(22.8)	(33.4)	9.1
	21.6	63.1	161.1

The deferred tax movement per each type of temporary difference is detailed below:
Property, plant and equipment	(14.4)	2.7	6.6
IFRS 15 transition adjustment	7.1	7.1	—
Right of use assets & lease liabilities	(1.1)	—	—
Deferred tax asset on net operating losses	(10.4)	(43.2)	—
Pension payments	—	—	2.5
Share based payments	(4.0)	—	—
Deferred tax credit	(22.8)	(33.4)	9.1

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended		Year ended		Year ended
	March 31,		March 31,		March 31,
	2020		2019		2018
	%		%		%
Statutory rate of Irish corporation tax	12.5		12.5		12.5
Adjustments for earnings and losses taxed at other rates	(9.3)	*	(5.8)	*	(2.9)
Other differences	—		—		0.4
Total effective rate of taxation	3.2		6.7		10.0

* Includes the recognition of deferred tax assets in respect of property, plant & equipment and net operating losses incurred in other jurisdictions.

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Derivative financial instruments	(94.7)	91.2	(87.0)
Total tax charge in other comprehensive income	(94.7)	91.2	(87.0)

The majority of current and deferred tax recorded in each of fiscal years 2020, 2019 and 2018 relates to domestic tax charges and there is no expiry date associated with these temporary differences based on current tax legislation. In fiscal year 2020, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Arising on capital allowances and other temporary differences	352.9	375.7	444.7
Arising on derivatives	(52.4)	42.3	(48.9)
Arising on pension	(0.6)	(0.6)	(0.6)
Total	299.9	417.4	395.2

Deferred tax assets are recognized on the basis that sufficient future profits will be available against which they may be utilized.

The Company recognized all deferred tax assets and liabilities at March 31, 2020, 2019 and 2018, with the exception of certain deductible temporary differences where near term recovery is not probable and therefore have not been recognized in the Consolidated Balance Sheet, of approximately €132m (2019: €nil; 2018: €nil). These deductible temporary differences are not subject to expiry based on current tax legislation and are subject to annual review. No deferred tax has been provided for un-remitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Company’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

The Company had applied IFRIC 23 ‘Uncertainty over Income Tax Treatment’ for the first time for the year ended March 31, 2020. Adoption of IFRIC 23 did not have an impact on the consolidated financial statements as the Group's existing accounting policy for uncertain income tax treatments is consistent with the requirements of IFRIC 23.

16.         Provisions

	At March 31,
	2020	2019	2018
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	75.4	130.7	133.2
Provision for pension obligation (b)	4.5	4.9	4.9
	79.9	135.6	138.1

	At March 31,
	2020	2019	2018
	€M	€M	€M
(a) Provision for aircraft maintenance on leased aircraft
At beginning of year	130.7	133.2	133.3
Increase in provision during the year	23.2	19.8	13.8
Utilization of provision upon the hand-back of aircraft	(78.5)	(22.3)	(13.9)
At end of year	75.4	130.7	133.2

During fiscal year 2020, the Company returned 12 aircraft held under lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2020, 2019 and 2018 are as follows:

	Carrying
	Value	2021	2022	2023	2024	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2020
Provision for leased aircraft maintenance	75.4	43.3	12.1	3.2	5.9	10.9

	Carrying
	Value	2020	2021	2022	2023	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2019
Provision for leased aircraft maintenance	130.7	100.5	18.8	7.6	3.8	—

	Carrying
	Value	2019	2020	2021	2022	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2018
Provision for leased aircraft maintenance	133.2	52.8	57.6	16.2	6.6	—

	At March 31,
	2020	2019	2018
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year	4.9	4.9	4.9
Movement during the year	(0.4)	—	—
At end of year	4.5	4.9	4.9

See Note 24 to the consolidated financial statements for further details.

17.         Other creditors

In prior years this consisted of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2020, 12 sale- and-leaseback aircraft were returned, and Lauda entered into lease arrangements for 10 older A320. Total lease aircraft at March 31, 2020 was 40 (2019: 26).

18.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2020	2019	2018
	€M	€M	€M
Authorized/Share Capital reorganization
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.8	9.3	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	11.2	10.7	10.7
Allotted, called-up and fully paid:
1,089,181,737 ordinary equity shares of 0.600 euro cent each	6.5	—	—
1,133,395,322 ordinary equity shares of 0.600 euro cent each	—	6.8	—
1,171,142,985 ordinary equity shares of 0.600 euro cent each	—	—	7.0

Other movement in the share capital balance year-on-year principally relates to the cancellation of 47.2m shares relating to share buybacks (2019: 37.8m; 2018: 46.7m). There were 3m new shares issued in fiscal year 2020, following the exercise of vested share options, (2019: nil; 2018: nil).

Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2020	2019	2018
	€M	€M	€M
Balance at beginning of year	719.4	719.4	719.4
Issue of ordinary equity shares	19.1	—	—
Balance at end of year	738.5	719.4	719.4

(c)Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based payment grants. There were no grants under LTIP 2019 in fiscal year 2020.

Details of the share options outstanding are set out below:

		Weighted
	Share Options	Average
	M	Exercise Price
Outstanding at March 31, 2017	20.1	€7.70
Exercised	—	€—
Granted	—	€—
Forfeited	—	€—
Outstanding at March 31, 2018	20.1	€7.70
Granted	20.0	€11.12
Forfeited	(0.3)	€12.00
Outstanding at March 31, 2019	39.8	€9.38
Granted	—	€—
Forfeited	(2.0)	€12.47
Exercised	(3.0)	€6.31
Outstanding at March 31, 2020	34.8	€9.57

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2020 was €9.33 (2019: €11.67; 2018: €16.00). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in fiscal year 2020 were €16.07 and €8.32 respectively (fiscal year 2019 were €16.72 and €10.04 respectively; fiscal year 2018 were €19.39 and €14.55 respectively). There were no options exercisable at March 31, 2020 (2019: nil; 2018: nil). The average share price for fiscal year 2020 was €11.77 (2019: €13.28; 2018: €16.95).

There were 3m options exercised during fiscal years 2020 (2019: nil; 2018: nil).

At March 31, 2020 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

		No.	Remaining
	Exercise	options	contractual
	price	outstanding	life
	€	M	(years)
	6.25	6.0	2.3
	6.74	3.1	2.5
	8.35	5.0	2.6
	11.12	18.1	6.9
	11.38	0.0	2.3
	12.00	2.3	4.4
	14.40	0.1	5.1
	17.55	0.1	2.3
Weighted average	9.57	34.8	4.9

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €7m to the income statement (2019: €8m; 2018: €6m charge) being recognized within the income statement in accordance with employee services rendered.

A blend of the historical and implied volatilities of the Company’s own ordinary shares is used to determine expected volatility for share option granted. The weighted-average volatility is determined by calculating the weighted-average of volatilities for all share options granted in a given year. The expected term of share option grants represents the weighted-average period the awards are expected to remain outstanding. The service period is five years.

19.         Other equity reserves

The total share based payments reserve at March 31, 2020 was €32.3m (2019: €29.0m; 2018: €21.3m). The treasury reserve amounted to €nil at March 31, 2020 (2019: €nil; 2018: €nil). The total cash-flow hedge reserve amounted to negative €111.3m at March 31, 2020 (2019: positive €274.6m; 2018: negative €359.7m). Further details of the Group’s derivatives are set out in Notes 6 and 14 to the consolidated financial statements.

20.         Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that is provided internally to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).  The Group currently comprises four separate airlines, Buzz, Lauda, Malta Air and Ryanair DAC.

Historically, the Group was managed as a single business unit and was reported as a single reportable segment. A new group structure was announced in February 2019 and became effective during the current financial year, comprising four separate airlines; Buzz, Lauda, Malta Air (established in June 2019) and Ryanair DAC. Accordingly, in line with the revised management and organizational structures of the businesses, the Group changed the basis of segmentation to identify each of the airlines as a separate operating segment. Following these changes in the composition of operating segments, segmental reporting has been revised as at and for the year ended March 31, 2020, and the comparative disclosures have been restated, as required under IFRS 8.

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Ryanair DAC is a reportable segment for financial reporting purposes. Buzz, Lauda, and Malta Air do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis in the table below.

There are varying levels of integration between the operating segments. Inter-segment revenue is not material and thus not subject to separate disclosure.

Reportable segment information is presented as follows:

		Other			Other
	Ryanair DAC	Airlines	Total	Ryanair DAC	Airlines	Total	Total
	At March 31,	At March 31,	At March 31,	At March 31,	At March 31,	At March 31,	At March 31,
	2020	2020	2020	2019	2019	2019	2018 (i)
	€M	€M	€M	€M	€M	€M	€M
Segment revenue	8,122.6	372.2	8,494.8	7,525.8	171.6	7,697.4	7,151.0

Reportable segment profit/(loss) after income tax (ii)	1,097.7	(95.6)	1,002.1	1,023.7	(138.7)	885.0	1,450.2

Other segment information:
Depreciation	(693.7)	(55.0)	(748.7)	(635.4)	(5.1)	(640.5)	(561.0)
Finance expense	(475.2)	(4.9)	(480.1)	(59.1)	—	(59.1)	(60.1)
Finance income	21.4	—	21.4	3.7	—	3.7	2.0
Capital expenditure	(1,195.8)	—	(1,195.8)	(1,546.7)	—	(1,546.7)	(1,470.6)

		Other			Other
	Ryanair DAC	Airlines	Total	Ryanair DAC	Airlines	Total	Total
	At March 31,	At March 31,	At March 31,	At March 31,	At March 31,	At March 31,	At March 31,
	2020	2020	2020	2019	2019	2019	2018 (i)
	€M	€M	€M	€M	€M	€M	€M
Reportable segment assets	14,194.5	552.7	14,747.2	13,037.6	213.1	13,250.7	12,361.8
Reportable segment liabilities	8,995.2	837.5	9,832.7	7,635.8	400.0	8,035.8	7,892.9

(i)Ryanair Holdings plc incorporated Buzz during the year ended March 31, 2018; but did not commence operations until the year ended March 31, 2019.  Ryanair acquired Lauda during the year ended March 31, 2019 and Malta Air during the year ended March 31, 2020.   Accordingly, a single operating segment is presented for the year ended March 31, 2018 comparatives.

(ii)Adjusted profit after income tax in the financial year ended March 31, 2020, excludes a charge of €353m, after tax, attributable to a hedge ineffectiveness charge on jet fuel derivative instruments, offset by a hedge ineffectiveness gain on foreign currency derivative instruments related to jet fuel and the timing of capital expenditure (primarily due to aircraft delivery delays), all attributable to Ryanair DAC.

Entity-wide disclosures:

Disaggregation of revenues

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other European countries” includes all other countries in which the Group has operations.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
United Kingdom	1,782.3	1,715.3	1,644.7
Italy	1,522.1	1,440.8	1,358.7
Spain	1,107.1	1,005.6	929.6
Germany	823.3	773.2	643.6
Ireland	594.5	529.8	500.6
Other European countries	2,665.5	2,232.7	2,073.8
Total revenue	8,494.8	7,697.4	7,151.0

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, room reservations, car hire, travel insurance and other sources, including excess baggage charges and administration fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognized at a point in time, which is typically the flight date.  The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15, paragraph 114.

All of the Company’s operating profit arises from low fares airline-related activities. The major revenue earning assets of the Company are its aircraft. As the majority of the Groups’ aircraft were registered in Ireland at March 31, 2020 profits accrue principally in Ireland. Since the Company’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

21.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
Flight and cabin crew	15,653	13,911	12,334
Sales, operations, management and administration	2,289	2,027	1,469
Average	17,942	15,938	13,803

At March 31, 2020 the Company had a team of 17,268 aviation professionals (2019:16,840, 2018: 14,583).

The aggregate payroll costs of these persons were as follows:	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Staff and related costs	1,039.4	929.2	701.5
Social welfare costs	47.5	38.5	24.8
Other pension costs (a)	13.0	8.6	5.8
Share based payments (b)	7.0	7.7	6.4
	1,106.9	984.0	738.5

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements (including Lauda) were €13m in 2020 (2019: €9m; 2018: €6m).

(b)	In the year ended March 31, 2020 the charge in the income statement of €7m for share based compensation comprises a charge for the fair value of various share options granted in prior periods, which are being recognized in the income statement in accordance with services rendered.

22. Statutory and other information	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Directors’ emoluments:
-Fees	0.6	0.7	0.7
-Share based compensation	2.7	1.9	1.5
-Other emoluments	0.9	1.8	1.1
Total Directors’ emoluments	4.2	4.4	3.3
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.7	0.5	0.4
- Audit related services (ii)	—	—	0.1
- Tax advisory services (iii)	0.2	0.2	0.2
Total fees	0.9	0.7	0.7
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services (i)	0.1	0.1	—
Audit related services (ii)	—	—	0.1
Tax advisory services (iii)	0.1	0.1	0.2
Total fees	0.2	0.2	0.3
Depreciation of owned property, plant and equipment	683.5	633.4	548.7
Depreciation of property, plant and equipment held under finance leases	5.9	7.1	12.3
Lease charges, principally for aircraft (iv)	38.2	83.9	82.3

(i)	Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In fiscal year 2020 €1,000 (2019: €1,000; 2018: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Audit related services comprise financial due diligence services.
(iii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(iv) Lease charges relates to leases with a duration of less than 12 months for which the Company availed of practical expedients on adoption of IFRS 16 in April 2019.

(a) Fees and emoluments - Executive Director	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Basic salary	0.50	1.06	1.06
Bonus (performance and target-related)	0.46	0.77	—
Share based compensation (i)	2.51	1.55	1.25
	3.47	3.38	2.31

(i) Includes €0.73m accounting charge in relation to 5m share options which vested in October 2019 and €1.78m accounting charge for 10m share options granted under the Group CEO’s new 5-year contract in February 2019.

During the years ended March 31, 2020, 2019, and 2018 Michael O’Leary was the only Executive Director. He waived his entitlement to an annual bonus in financial year 2018 following the pilot rostering failure of September 2017.

(b) Fees and emoluments – Non-Executive Directors	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Fees
David Bonderman (i)	0.10	0.10	0.10
Róisín Brennan (ii)	0.05	0.04	—
Michael Cawley	0.05	0.05	0.05
Emer Daly	0.05	0.05	0.02
Stan McCarthy (iii)	0.05	0.05	0.04
Charles McCreevy (iv)	—	0.03	0.05
Declan McKeon (v)	—	0.03	0.05
Kyran McLaughlin (i)	0.05	0.05	0.05
Howard Millar	0.05	0.05	0.05
Dick Milliken	0.05	0.05	0.05
Mike O’Brien	0.08	0.08	0.08
Julie O’Neill	0.05	0.05	0.05
James Osborne (vi)	—	—	0.02
Louise Phelan	0.05	0.05	0.05
	0.63	0.68	0.66
Emoluments
Share based compensation	0.15	0.29	0.27
Total	0.78	0.97	0.93

(i)	David Bonderman and Kyran McLaughlin resigned from the Board of Directors on May 31, 2020.
(ii)	Róisín Brennan was appointed to the Board of Directors effective in May 2018.
(iii)	Stan McCarthy was appointed to the Board of Directors effective in May 2017, and as Chairman from June 1, 2020.
(iv)	Charles McCreevy retired from the Board of Directors effective in September 2018.
(v)	Declan McKeon retired from the Board of Directors effective in September 2018.
(vi)	James Osborne passed away in August 2017.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2020 was €0.1m (2019: €0.1m; 2018: €0.1m). Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11. No Non-Executive Directors are members of the Company defined benefit plan.

Mr. O’Leary is a member of a defined contribution plan. During the years ended March 31, 2020, 2019 and 2018 the Company did not make contributions to the defined contribution plan for Mr. O’Leary.  No Non-Executive Directors are members of the Company defined contribution plan.

(d)  Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Euronext Dublin, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2020, 2019 and 2018 of the Directors in office at March 31, 2020 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2020	2019	2018
David Bonderman	7,535,454	7,535,454	7,535,454
Michael Cawley	756,198	756,198	756,198
Emer Daly	3,260	3,260	3,260
Stan McCarthy	10,000	10,000	10,000
Kyran McLaughlin	255,000	225,000	225,000
Howard Millar	390,000	390,000	390,000
Dick Milliken	9,750	9,750	9,750
Michael O’Leary	44,096,725	44,096,725	46,096,725
Julie O'Neill	1,000	1,000	—
Louise Phelan	30,000	30,000	6,825

(ii) Share options

The share options held by each Director in office at the end of fiscal year 2020 were as follows:

	No. of Options at March 31,
	2020	2019	2018
David Bonderman (a) (d)	80,000	80,000	30,000
Róisín Brennan (d)	50,000	50,000	—
Michael Cawley (a) (d)	80,000	80,000	30,000
Emer Daly (d)	50,000	50,000	—
Stan McCarthy (d)	50,000	50,000	—
Kyran McLaughlin (a) (d)	50,000	80,000	30,000
Howard Millar (c) (d)	80,000	80,000	30,000
Dick Milliken (a) (d)	80,000	80,000	30,000
Mike O'Brien (d)	50,000	50,000	—
Michael O’Leary (b) (e)	15,000,000	15,000,000	5,000,000
Julie O’Neill (a) (d)	80,000	80,000	30,000
Louise Phelan (a) (d)	80,000	80,000	30,000

(a)	30,000 options were granted to these Directors at an exercise price of €6.25 (the market value at the date of grant) during fiscal year 2015, these options vested in May 2019.
(b)	5,000,000 options were granted to Mr.O’Leary during fiscal year 2015 at an exercise price of €8.35 (the market value at the date of grant), these options vested in July 2019.
(c)	30,000 options were granted to this Director at an exercise price of €11.38 (the market price at the date of grant) during fiscal year 2016, these options vested in May 2019.
(d)	50,000 options were granted to these Directors at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable subject to the Director still being a Non-Executive Director of the Company through July 31, 2024.
(e)	10,000,000 options were granted to Mr. O’Leary at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable subject to him still being an employee of the Company through July 31, 2024.

In fiscal year 2020 the Company incurred total share-based compensation expense of €2.7m (2019: €1.9m; 2018: €1.5m) in relation to Directors.

23.Finance expense

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Interest payable	72.9	59.1	60.1
Hedge discontinuance and ineffectiveness (see note 6)	407.2	—	—
	480.1	59.1	60.1

24.Retirement benefits

Defined contribution schemes

At March 31, 2020 the Company operates defined-contribution retirement plans in Ireland and the U.K. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €13m in fiscal year 2020 (2019: €9m; 2018: €6m).

Defined-benefit schemes

During fiscal year 2016 the Company closed the defined benefit plan for U.K. employees to future accruals.  The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2020 was €4m (2019: €4m; 2018: €4m).  Costs associated with the scheme during fiscal year 2020 was €nil (2019: €nil; 2018: €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Present value of benefit obligations	(14.9)	(15.0)	(15.0)
Fair value of plan assets	10.4	10.3	10.3
Present value of net obligations	(4.5)	(4.7)	(4.7)
Related deferred tax asset	0.6	0.6	0.6
Net pension liability	(3.9)	(4.1)	(4.1)

25.         Earnings per share

	At March 31,
	2020	2019	2018
Basic earnings per ordinary share (€)	0.5824	0.7739	1.2151
Diluted earnings per ordinary share (€)	0.5793	0.7665	1.2045
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,113.8	1,143.6	1,193.5
Diluted (a)	1,119.8	1,154.6	1,204.0
(a)	Details of share options in issue have been described more fully in Note 18 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For fiscal year 2020, the weighted average number of shares in issue of 1,120m includes weighted average share options assumed to be converted, and equal to a total of 6m shares. For fiscal year 2019, the weighted average number of shares in issue of 1,155m includes weighted average share options assumed to be converted, and equal to a total of 11m shares. For fiscal year 2018, the weighted average number of shares in issue of 1,204m includes weighted average share options assumed to be converted, and equal to a total of 11m shares.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

26.         Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-MAX-200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period commencing in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-MAX-200 aircraft bringing the total number of Boeing 737-MAX-200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-MAX-200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-MAX-200s with a further 75 options remaining. Due to the delivery delay resulting from the grounding of the Boeing 737-MAX fleet by EASA and the FAA in March 2019, and the Covid-19 pandemic’s disruption to Boeing’s supply chain, factories and fabrication facilities, it is now anticipated that the Boeing 737-MAX-200 aircraft will deliver over a five year period commencing in fiscal year 2021.

The table below reflects the future purchase obligations for firm aircraft purchases under the existing 2014 Boeing Contract, and are calculated by multiplying the number of firm aircraft the Company is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of U.S. $103m for each aircraft (net of basic credits and reflective of price escalation over the scheduled delivery timeframe, and taking account of advance payments paid in prior fiscal years) pursuant to the relevant contract, with the dollar-denominated obligations being converted into euro at an exchange rate of $1.0956= €1.00 (based on the European Central Bank Rate on March 31, 2020). The Company is eligible for further customer specific credits (reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-MAX-200 aircraft and its willingness to purchase up to 210 Boeing 737-MAX-200 aircraft under the 2014 Boeing Contract) which will reduce the average amount payable per aircraft.

Under the terms of the 2014 Boeing Contract, the Company is required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of each aircraft with the balance of the purchase price being due at the time of delivery. The Company has suspended the payment of advance payments to Boeing pending confirmation of the return to service date of the Boeing MAX fleet, which was grounded by EASA and the FAA in March 2019, and the agreement thereafter with Boeing of a revised delivery schedule for the Company’s Boeing 737-MAX-200 firm orders. Purchase obligations detailed below, which are net of advance payments already made to Boeing, are based on an estimated delivery schedule as of March 31, 2020 (which assumes commencement of aircraft deliveries during Q3 of fiscal year 2021, with 48 aircraft delivered in fiscal year 2021 followed by a further 45 aircraft deliveries in fiscal year 2022 and 42 thereafter), pending agreement of the revised delivery schedule with Boeing. EASA and the FAA will ultimately determine the timing of the entry into service of the Boeing 737-MAX 200, and the Company therefore offers no assurances that its estimation and timelines of aircraft purchase commitments under the 2014 Boeing Contract, as of March 31, 2020, will not change.

	Obligations Due by Period
Purchase Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
2014 Boeing Contract	5,116	2,196	1,465	1,456	—

Finance leases

The Company financed 30 Boeing 737 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures are accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise.

The following table sets out the total future minimum payments of leasing the remaining 10 aircraft (2019: 12 aircraft; 2018: 16 aircraft) under JOLCOs at March 31, 2020, 2019 and 2018, respectively:

	At March 31,
	2020		2019		2018
		Present		Present		Present
		value of		value of		value of
	Minimum	Minimum	Minimum	Minimum	Minimum	Minimum
	payments	payments	payments	payments	payments	payments
	€M	€M	€M	€M	€M	€M
Due within one year	178.9	172.1	21.4	20.9	129.4	124.5
Due between one and five years	—	—	178.7	165.5	199.7	178.6
Due after five years	—	—	—	—	—	—
Total minimum lease payments	178.9	172.1	200.1	186.4	329.1	303.1
Less amounts allocated to future financing costs	—	—	(0.7)	(0.6)	(2.9)	(2.7)
Present value of minimum lease payments	178.9	172.1	199.4	185.8	326.2	300.4

Commitments resulting from the use of derivative financial instruments by the Company are described in Notes 6 and 14 to the consolidated financial statements.

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

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid. In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed these four negative findings to the European Court of Justice. In December 2019, Ryanair discontinued the appeals to the European Court of Justice of these four negative findings as the Court had refused to grant an oral hearing in any of the cases. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari and Klagenfurt airports are expected to take approximately two years. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair will appeal the Montpellier “aid” decision to the General Court regarding Ryanair’s arrangements at Montpellier airport will take approximately two years from the time the appeal is filed.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing, and Ryanair expects that they will conclude in 2020, with any European Commission decisions appealable to the EU General Court.

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

27.         Note to cash flow statement

The following table outlines the changes in the carrying value of net debt:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Net debt at beginning of year	(449.5)	(282.9)	(244.2)
Changes from financing cashflows
Increase in cash and cash equivalents in year, including net foreign exchange differences	890.8	160.6	291.0
(Decrease) in financial assets > 3 months	(277.2)	(646.1)	(774.0)
Decrease/(increase) in restricted cash	(0.5)	0.3	22.8
Net cash flow from (increase)/decrease in debt	(274.4)	322.9	393.7
Movement in net funds resulting from cash flows	338.7	(162.3)	(66.5)

Other changes
Translation on U.S. dollar denominated debt	19.7	(4.3)	27.8
Adjustment on initial application of IFRS 16 (net of tax)	(140.4)	—	—
Lease additions	(166.1)	—	—
Interest expense	(5.6)	—	—
Movement from other changes	(292.4)	(4.3)	27.8

Net debt at end of year	(403.2)	(449.5)	(282.9)
Analyzed as:
Cash and cash equivalents, financial assets and restricted cash	3,808.0	3,194.9	3,680.1
Total borrowings*	(4,211.2)	(3,644.4)	(3,963.0)
Net debt	(403.2)	(449.5)	(282.9)

*Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities

The following table outlines the changes in the carrying value of share premium:

	At March 31,
	2020	2019	2018
	€M	€M	€M
Balance at beginning of year	719.4	719.4	719.4
Changes from financing cashflows
Net proceeds from shares issued	19.1	—	—
Movement in net funds resulting from cash flows	19.1	—	—
Balance at end of year	738.5	719.4	719.4

During fiscal year 2020 the Group had cash outflows of €581m relating to the repurchase of ordinary shares (net of stamp duty) (2019: €561m, 2018: €829m), which affected the retained earnings account. Please refer to the Consolidated Statement of Changes in Equity for further detail.

28.         Shareholder returns

In the year ended March 31, 2020 the Company bought back 47.2m ordinary shares at a total cost of approximately €581m. This buyback was equivalent to approximately 4.2% of the Company's issued share capital at March 31, 2020. All of these repurchased ordinary shares were canceled at March 31, 2020.

In the year ended March 31, 2019 the Company bought back 37.8m ordinary shares at a total cost of approximately €561m. This buyback was equivalent to approximately 3.2% of the Company’s issued share capital at March 31, 2019. All of these repurchased ordinary shares were canceled at March 31, 2019.

In the year ended March 31, 2018 the Company bought back 46.7m ordinary shares at a total cost of approximately €829m. This was equivalent to approximately 3.8% of the Company’s issued share capital at March 31, 2018. All of these repurchased ordinary shares were canceled at March 31, 2018.

As a result of the share buybacks, in the year ended March 31, 2020, share capital decreased by 47.2m ordinary shares (37.8m ordinary shares in the year ended March 31, 2019) with a nominal value of €0.3m (€0.2m in the year ended March 31, 2019) and the other undenominated capital reserve increased by a corresponding €0.3m (€0.2m in the year ended March 31, 2019). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

29.       Post-balance sheet events

Ryanair Group airlines began experiencing a substantial decline in international and domestic demand together with widespread EU flight restrictions related to Covid-19 from mid-March 2020. The Group has taken a number of actions in response to the Covid-19 pandemic, including grounding a substantial portion of its fleet for almost four months, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Group’s operations, cancelling share buybacks, implementing restructurings and freezing recruitment and discretionary spending, and renegotiating contractual terms and conditions (including salaries) with personnel, airports and vendors).

On July 1, 2020, the Group resumed flying across the majority of its route network. We expect to operate approximately 40% of our normal July schedule, rising to approximately 60% in August and hopefully approximately 70% in September 2020. We are forecasting traffic of approximately 60m guests in fiscal year 2021. The full extent of the ongoing impact of Covid-19 on the Group’s longer-term operational and financial performance will depend on future developments, many of which are outside its control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group’s business partners (particularly Boeing), and future EU Governmental actions, all of which are highly uncertain and cannot be predicted.

The Boeing 737-MAX, which was grounded in 2019, has undergone extensive regulatory testing and we expect it to return to service in North America in Q3 calendar 2020, which we hope will enable the Group to accept delivery of its first MAX-200 aircraft before the end of 2020.

In April 2020, the Group raised approximately €690m (£600m) unsecured debt for general corporate purposes under the HMT and Bank of England CCFF.

30.         Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings of Ryanair Holdings plc:

		Registered	Nature of
Name	% Held	Office	Business

Buzz (Ryanair Sun S.A.)	100	21 Cybernetyki Street, 02-677 Warsaw, Poland	Airline operator
Laudamotion GmbH (Lauda)	100	Concorde Business Park 2/F/10, Schwechat, 2320 Austria	Airline operator
Malta Air Limited	100	Centris Business Gateway, Level 1/H, Triq Is-Salib Tal-Imriehel, Zone 3, Birkirkara CBD 3020, Malta	Airline operator
Ryanair (DAC)	100	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator

Information regarding all other subsidiaries will be filed with the Company’s next Irish Annual Return as provided for by Section 316(1) of the Irish Companies Act, 2014.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2020, 2019 and 2018.

The total amount of remuneration paid to key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors, as set out on page 59) amounted to €11.3m in the fiscal year 2020 (2019: €13.4m; 2018: €10.7m), the majority of which comprises short-term employee benefits.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
	€M	€M	€M
Basic salary and bonus	6.8	8.0	6.7
Pension contributions	0.2	0.2	0.2
Non-executive directors fees	0.6	0.7	0.7
Share-based compensation expense	3.7	4.5	3.1
	11.3	13.4	10.7

31.         Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 23, 2020.

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