Form 20-F
period 2021-03-31
RYANAIR HOLDINGS PLC
filed 2021-07-27
CIK 1038683

As filed with the United States Securities and Exchange Commission on July 27, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2021

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

1,128,062,028 Ordinary Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☑

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

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2021 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.1743, or $1.00 = €0.8516, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2021. The Federal Reserve Rate for euro on June 30, 2021 was €1.00 = $1.1848 or $1.00 = €0.8440. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe and North Africa, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact the Company’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, “Brexit” (as defined below), costs associated with environmental, safety and security measures, significant outbreaks of airborne disease and global pandemics such as Covid-19, terrorist attacks, cyber-attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Union and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers (“ATC”) strikes and staff shortages, extreme weather events or other atmospheric disruptions. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair Holdings operates a low fare, low cost scheduled airline group serving short-haul, point-to-point routes from 86 bases to airports across Europe and North Africa, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of June 30, 2021, the Ryanair Group had a fleet of 422 owned Boeing 737s, including 3 Boeing 737-8200 “Gamechanger” aircraft. In addition, the Group had 29 leased Airbus A320 aircraft. Prior to the grounding of aircraft in March 2020, as a result of EU governments reactions to the spread of Covid-19, the Group offered over 2,500 short-haul flights per day serving over 240 airports across Europe and North Africa. It is anticipated that similar capacity will be offered over the next twelve months, subject to the timing of the removal of government lockdown restrictions and assuming such lockdown and travel restrictions are not re-imposed. Ryanair is Europe’s greenest, cleanest major airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 European major airlines. A detailed description of the Company’s business can be found in “Item 4. Information on the Company.”

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal year 2021 has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2021. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2021(a)	2021	2020	2019	2018	2017

	(in millions, except per-Ordinary Share data)
Total operating revenues	$1,920.9	€1,635.8	€8,494.8	€7,697.4	€7,151.0	€6,647.8
Total operating expenses	$(2,906.6)	€(2,475.2)	€(7,367.4)	€(6,680.6)	€(5,483.7)	€(5,113.8)
Operating (loss)/profit	$(985.7)	€(839.4)	€1,127.4	€1,016.8	€1,667.3	€1,534.0
Other income/(expense)	$(316.3)	€(269.3)	€(457.1)	€(68.7)	€(56.0)	€(63.7)
(Loss)/profit before taxation	$(1,302.0)	€(1,108.7)	€670.3	€948.1	€1,611.3	€1,470.3
Tax expense on (loss)/profit	$109.9	€93.6	€(21.6)	€(63.1)	€(161.1)	€(154.4)

(Loss)/profit after taxation	$(1,192.1)	€(1,015.1)	€648.7	€885.0	€1,450.2	€1,315.9
Ryanair Holdings basic earnings per Ordinary Share (U.S. dollars)/(euros)	$(1.0735)	€(0.9142)	€0.5824	€0.7739	€1.2151	€1.0530
Ryanair Holdings diluted earnings per Ordinary Share (U.S. dollars)/(euros)	$(1.0735)	€(0.9142)	€0.5793	€0.7665	€1.2045	€1.0464

Balance Sheet Data:

	As of March 31,
	2021(a)	2021	2020	2019	2018	2017

	(in millions)
Cash and cash equivalents	$4,827.0	€2,650.7	€2,566.4	€1,675.6	€1,515.0	€1,224.0
Total assets	$14,476.8	€12,328.0	€14,747.2	€13,250.7	€12,361.8	€11,989.7
Current and long-term debt, including lease obligations	$6,161.3	€5,426.8	€4,211.2	€3,644.4	€3,963.0	€4,384.5
Shareholders’ equity	$5,456.5	€4,646.6	€4,914.5	€5,214.9	€4,468.9	€4,423.0
Issued share capital	$7.9	€6.7	€6.5	€6.8	€7.0	€7.3
Weighted Average Number of Ordinary Shares in issue during the year	1,110.4	1,110.4	1,113.8	1,143.6	1,193.5	1,249.7

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2021(a)	2021	2020*	2019*	2018	2017

	(in millions)
Net cash (outflow)/inflow from operating activities**	$(2,874.7)	€(2,448.0)	€1,327.1	€1,759.3	€2,233.2	€1,927.2
Net cash inflow/(outflow) from investing activities	$1,100.3	€937.0	€(301.1)	€(744.2)	€(719.4)	€(1,290.8)
Net cash inflow/(outflow) from financing activities**	$1,905.3	€1,622.5	€(287.0)	€(854.5)	€(1,222.8)	€(671.6)
Increase/(decrease) in cash and cash equivalents	$131.0	€111.5	€739.0	€160.6	€291.0	€(35.2)

*includes amendments to trade payables and capital expenditure. See note 1 of the financial statements for further detail

**Amounts are inclusive of net foreign currency differences

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2021 of €1.00 = $1.1743 or $1.00 = €0.8516.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
Operating Data:	2021	2020	2019	2018	2017
Operating Margin	(51)%	13%	12%	23%	22%
Break-even Load Factor	108%	83%	83%	73%	73%
Average Booked Passenger Fare (€)	37.65	37.46	37.03	39.40	40.58
Ancillary Rev. per Booked Passenger (€)	21.80	19.71	17.14	15.48	14.83
Total Rev. per Booked Passenger (€)	59.45	57.17	54.17	54.88	55.41
Cost Per Booked Passenger (€)	89.95	49.58	47.01	42.08	42.62
Average Fuel Cost per U.S. Gallon (€)	1.74	2.06	1.79	1.65	1.83

	Fiscal Year ended March 31,
Other Data:	2021	2020	2019	2018	2017
Revenue Passengers Booked (millions)	28	149	142	130	120
Booked Passenger Load Factor	71%	95%	96%	95%	94%
Average Sector Length (miles)	776	761	774	775	770
Sectors Flown	204,828	823,897	789,771	725,044	675,482
Number of Airports Served at Period End	225	242	219	216	207
Average Daily Flight Hour Utilization (hours)	2.37	9.11	9.02	9.13	9.33
Team Members at Period End	15,016	17,268	16,840	14,583	13,026
Team Members per Aircraft at Period End	33	37	36	34	34

RISK FACTORS

Risks Related to the Company

The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity. In December 2019, a novel strain of coronavirus (“Covid-19”) was reported in Wuhan, China, and the World Health Organization (“WHO”) subsequently declared Covid-19 a “Public Health Emergency of International Concern”. Since February 2020, governments globally have implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, and other similar measures. Other governmental restrictions and regulations in the future in response to Covid-19 could include additional travel restrictions, quarantines of additional populations (including the Company’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector have issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. Finally, wariness among the public of travel by aircraft due to the perceived risk of health impacts, as well as cancelations of conventions, conferences, sporting events, concerts and other similar events, the closure of popular tourist destinations and the increased use of videoconferencing, have resulted in an unprecedented decline in business and leisure travel. There is no indication of when these restrictions may be fully lifted, whether they will be fully or partly reimposed or when demand may return to pre-pandemic levels.

Ryanair began experiencing a substantial decline in international and domestic demand related to Covid-19 during the quarter ended March 31, 2020, and this reduction in demand has continued throughout FY21 and into the first half of FY22. There is no clarity as to when demand for air travel will recover to pre-pandemic levels. The Company has taken a number of actions in response to decreased demand and EU flight restrictions, including grounding a substantial portion of its fleet, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Company's operations, cancelling share buybacks, implementing restructurings, controlling discretionary spending, and renegotiating contractual terms and conditions (including salaries) with personnel, airports, aircraft suppliers and vendors). The Company may also take additional actions to improve its financial position, including measures to improve liquidity. Ryanair's reduction in expenditures, measures to improve liquidity or other strategic actions that it may take in the future in response to Covid-19 may not be effective in offsetting decreased demand, which could result in a material adverse effect on the Company’s business, results of operations, financial condition and liquidity.

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

Covid-19 has disrupted the Company’s strategic growth plans. Covid-19 has disrupted the Company’s strategic growth plans in the near term, and there are risks to its business, operating results and financial condition associated with executing its strategic growth plans in the long term. In developing its strategic growth plans, the Company makes certain assumptions, including, but not limited to, those related to customer demand, competition, market consolidation, the availability of aircraft and the global economy. Actual economic, market and other conditions have been and may continue to be different from its assumptions. Demand has been, and is expected to continue to be, significantly impacted by Covid-19, which has materially disrupted the timely execution of the Company’s strategic operating plans, including plans to add capacity in fiscal year 2022. If the Company does not successfully execute or adjust its strategic growth plans in the long term, or if actual results continue to vary significantly from its prior assumptions or vary significantly from its future assumptions, the Company’s business, operating results and financial condition could be materially and adversely impacted.

Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. As almost all of Ryanair’s reservations are made through its website and mobile app, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. A third-party service organization is used for the reservation process which is also subject to cyber security risks. Ryanair secures its website and follows the National Institute of Standards and Technology Cyber Security Framework. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair’s systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. Ryanair may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information.

Ryanair is subject to increasingly complex data protection laws and regulations. Ryanair’s business involves the processing and storage on a large scale of personal data relating to its customers, employees, business partners and others. Ryanair is subject to the European Union’s General Data Protection Regulation 2016/679 (the “GDPR”) (which became fully applicable on May 25, 2018) as well as relevant national implementing legislation (Irish Data Protection Act 2018), which impose a number of significant obligations and requirements upon subject companies. Ensuring compliance with data protection laws is an ongoing commitment which involves substantial costs, and it is possible that, despite Ryanair’s efforts, governmental authorities or third parties will assert that Ryanair’s business practices fail to comply with these laws and regulations. If its operations are found to be in violation of any of such laws and regulations, Ryanair may be subject to significant civil, criminal and administrative damages, penalties and fines, as well as reputational harm, which could have a material adverse effect on its business, financial condition or results of operations.

Changes in fuel costs and availability affect the Company’s results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices in fiscal year 2021 decreased when compared to fiscal year 2020, although they have started to rise in fiscal year 2022. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically, prior to the Covid-19 crisis, entered into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 24 months of anticipated jet fuel requirements. There is no assurance that Ryanair will hedge fuel to the same extent in the future. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of recent volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

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

The Company may not be successful in increasing fares to cover rising business costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company expects increased marketing and advertising costs along with higher airport charges at primary airports to which it operates. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair’s results. See “—The Company faces significant price and other pressures in a highly competitive environment” and “—Changes in Fuel Costs and Availability Affect the Company’s Results”.

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

Ryanair has a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company’s financial condition. Ryanair carries, and will continue to carry for the foreseeable future, a substantial amount of debt related to aircraft financing commitments, as well as commitments for maintenance and other obligations. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the impacts of Covid-19 and other risks described in this report may limit the Company’s ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and will continue to seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Although the Company has issued two Eurobonds (for an aggregate nominal amount of €2.05bn) in the period since September 1, 2020, volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair’s ability to successfully access capital.

If the Company’s liquidity is materially diminished, it may not be able to timely pay aircraft leases and debts or comply with certain covenants under its financing agreements or with other material provisions of its contractual obligations. In addition, in light of the affect Covid-19 is having on demand and, in turn, capacity, Ryanair has seen an increase in demand from consumers for refunds on their tickets and/or waiver of change fees, and Ryanair anticipates this will continue to be the case for the near future. Refunds and waivers lower the Company’s liquidity. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information regarding the Company's liquidity as of March 31, 2021.

The Company faces legal challenges by regulatory authorities and consumers due to delays in the processing of cash refunds during the Covid-19 pandemic and its policy of offering travel vouchers in lieu of cash refunds in the interim. EU Regulation (EC) No. 261/2004 requires airlines to offer passengers affected by a flight cancellation the option to choose between re-routing to their final destination at the earliest opportunity and reimbursement of their ticket price within seven days. The reimbursement may be issued in cash or, where the passenger so accepts, in the form of a travel voucher. Ryanair experienced considerable delays in processing cash refunds in the first few months of the Covid-19 crisis due to staff shortage linked to lockdown restrictions and an unprecedented high rate of flight cancellations. From June 2020 onwards, staff began to return to the office in the Company’s customer service centers, which allowed Ryanair to clear the backlog of cash refund requests by the end of the summer and to begin processing the majority of cash refund requests within seven days. The initial delay in processing cash refunds has led Ryanair to consider the alternative of offering travel vouchers to passengers who claimed reimbursement, with passengers retaining the ability to request that their voucher be redeemed for cash at any time. Ryanair believes that its policy was in line with the requirements of the ‘European Commission’s Recommendation (EU) 2020/648 of 13 May 2020 on vouchers offered to passengers and travelers as an alternative to reimbursement for cancelled package travel and transport services in the context of the COVID-19 pandemic’ (“the Recommendation”), in which the Commission recognized airlines’ right to offer travel vouchers as long as the offer does not affect passengers’ right to opt for a cash refund instead.

While national authorities responsible for the enforcement of EU Regulation (EC) No. 261/2004 have generally recognized Ryanair’s efforts and accepted that the seven days’ deadline provided for by the Regulation to process refunds should be interpreted in a reasonable manner in light of the circumstances of the Covid-19 crisis, there is a risk that some authorities or courts may find Ryanair’s inability during the initial stages of the Covid-19 pandemic to process refunds within a timeframe acceptable to them, or certain terms of the Company’s travel vouchers, to be in breach of the

Regulation. Further, some consumer protection enforcement authorities or courts may find Ryanair’s decision to encourage passengers to accept travel vouchers in lieu of a cash refund to amount to a breach of the information obligations contained in the Regulation and/or a misleading commercial practice.

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. In the winter of fiscal year 2021, due to Covid-19, the majority of Ryanair aircraft were grounded. During this period, aircraft were typically flown each week to remain “current” in line with approved Boeing procedures. The Company intends to ground aircraft in fiscal year 2022 although the number of aircraft grounded may be lower than in the previous year due to the gradual ramp up of capacity following the return of flight operations after Covid-19 related aircraft groundings in fiscal year 2021, coupled with the winter 2021 heavy maintenance program. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

While seasonal grounding does reduce Ryanair’s variable operating costs, it does not avoid fixed costs such as aircraft ownership costs, and it also decreases Ryanair’s potential to earn ancillary revenues. Decreasing the number and frequency of flights may also negatively affect Ryanair’s labor relations, including its ability to attract flight personnel interested in year-round employment. Such risks could lead to negative effects on Ryanair’s financial condition and/or results of operations.

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 451 aircraft in its fleet at March 31, 2021 and has ordered an additional 210 Boeing 737-8200 aircraft for delivery during fiscal years 2022 to 2025 inclusive, pursuant to a contract with the Boeing Company (“Boeing,” and such contract inclusive of subsequent amendments, the “2014 Boeing Contract”). Ryanair expects to have approximately 600 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 aircraft, depending on the level of lease returns, Boeing’s ability to fulfill the 2014 Boeing Contract and aircraft disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

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

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB credit rating from both S&P and Fitch Ratings). There is a risk that the Group will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for the Group and a material adverse effect on its results and financial condition.

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

The continuing uncertainty associated with the Brexit process could adversely affect Ryanair’s business. The U.K.’s exit from the European Union on January 31, 2020 has had a significant impact on the U.K. and the EU. Further, the implementation period under which the U.K. remained subject to EU law for a limited period after the exit from the European Union ended on December 31, 2020. The U.K. and the European Union announced on December 24, 2020 that they had reached agreement on a Trade and Cooperation Agreement (the “EU–U.K. TCA”). The EU–U.K. TCA covers a wide range of topics, including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, and thematic cooperation and participation in EU programs.

The current and future arrangements between the EU and the U.K., including the EU–U.K. TCA, could directly impact Ryanair’s business in a number of ways. They include, inter alia, the status of the U.K. in relation to the EU’s open air transport market, freedom of movement between the U.K. and the EU, and employment, social security, tax and customs rules between the U.K. and the EU. Adverse changes to any of these arrangements could potentially materially impact on Ryanair’s financial condition and results of operations in the U.K. or other markets Ryanair serves.

As a result of the EU–U.K. TCA, flights between the U.K. and the EU can be offered by any of the Company’s airline subsidiaries. U.K. domestic flights and flights between the U.K. and non-EU destinations can, however, only be operated by the Company’s U.K. subsidiary, Ryanair U.K. Limited (“Ryanair U.K.”), which received an Air Operator Certificate and Operating License (“U.K. AOC”) from the U.K. Civil Aviation Authority (“U.K. CAA”) in December 2018.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 15% of revenue in fiscal year 2021 came from operations in the U.K., although this was offset somewhat by approximately 13% of Ryanair’s non-fuel costs in fiscal year 2021 which were related to operations in the U.K.

Brexit could also present Ryanair with a number of potential regulatory challenges. Brexit could lead to potentially divergent national laws and regulations as the U.K. determines which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights, data protection, public health and the environment) to replace or replicate. It also requires special efforts to ensure Ryanair’s continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in EU member states be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 after December 31, 2020, i.e., the date following which U.K. holders of the Company’s shares are no longer treated as EU nationals for the purposes of EU regulation No. 1008/2008. For additional information, please see “–Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”.

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among U.K. businesses and investors. In particular, to June 30 2021, the pound sterling had lost approximately 7% and 11% of its value against the U.S. Dollar and the euro respectively since the Referendum. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K., which may be further impacted by the negative economic effects of the Covid-19 pandemic. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound and/or recession in the U.K. would materially impact its financial condition and results of operations. For the remainder of fiscal year 2022, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact income by approximately €1 million. For additional information, please see “––Currency fluctuations affect the Company’s results”.

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

Entry into service of the Boeing 737-8200. Ryanair has 210 Boeing 737-8200 aircraft on firm order from Boeing. These aircraft were originally due to commence delivery in April 2019. During fiscal year 2021, the FAA and EASA approved the ungrounding of the MAX and approved Ryanair’s variant the Boeing 737-8200. Ryanair received the first aircraft in June 2021.

There also can be no assurance that EASA will not, now or in the future, apply additional maintenance and/or, simulator training in relation to the operation of the Boeing 737-8200 aircraft, that will materially increase the cost of operating this aircraft type. In addition, should any negative public perception develop in relation to the safety of the Boeing 737-MAX aircraft series, Ryanair’s growth plans and profitability could be materially adversely affected.

The Company’s growth may expose it to risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights, with the goal of increasing Ryanair’s booked passenger volumes to approximately 200m passengers per annum over the next 4 to 5 years. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

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

Ryanair’s new routes and expanded operations may have an adverse financial impact on its results. When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has significant cash needs as it expands, including the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See “—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms”.

Ryanair’s continued growth is dependent on access to suitable airports; charges for airport access are subject to increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and land at the particular airport at a specified time. As part of Ryanair’s recent strategic initiatives, which include more flights to primary airports, Ryanair Group airlines are operating to an increasing number of slot coordinated airports, a number of which have constraints at particular times of the day. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-coordinated airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to, or increase service at such airports.

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

Labor relations could expose the Company to risk. Ryanair announced in December 2017 its decision to recognize trade unions for collective bargaining purposes. Since then, Ryanair Group airlines have concluded Collective Labor Agreements (“CLAs”) with Trade Unions in most of their major markets. The CLAs concluded to date vary by country but include agreements on recognition, seniority, base transfers, promotions, pay and rostering arrangements. There may be a push for legacy type working conditions which if acceded to could decrease the productivity of pilots, increase costs and have an adverse effect on profitability.

In fiscal year 2021, Ryanair Group airlines concluded agreements with their people and unions on job protection and temporary pay cuts of up to 20%, with pay restored over 3-5 years as the Company works through the recovery phase of the Covid-19 pandemic. Whilst these agreements include job protection mechanisms, there may be periods of labor unrest if a deteriorating commercial position in any particular market leads to redundancies.

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

The termination or expiration of any of Ryanair’s service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Group’s results of operations. Ryanair will need to enter into airport service agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates. In addition, although Ryanair seeks to monitor the performance of external parties that provide passenger and aircraft handling services, the efficiency, timeliness, and quality of contract performance by external providers are largely beyond Ryanair’s direct control. Ryanair expects to be dependent on such outsourcing arrangements for the foreseeable future.

The Group is dependent on key personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Group CEO, and key financial, commercial, operating, IT and maintenance personnel.  See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Remuneration Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a Group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities. Ryanair’s flight reservations are made through its website, mobile app and Global Distribution Systems including Travelport (which operates the Galileo and Worldspan GDS) and Sabre (collectively, the “GDSs”) (GDSs). Ryanair has established contingency programs which include migrating its website to the cloud and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up booking engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems.

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

The Group is subject to legal proceedings alleging state aid at certain airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, and Ryanair’s agreements from 2009 with Frankfurt (Hahn) airport. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are currently expected to be completed in 2021, with the European Commission’s decisions being appealable to the EU General Court. Between 2010 and 2020, investigations into Ryanair’s agreements with the Bratislava, Tampere,

Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck and Riga airports, and into Ryanair’s agreements prior to 2009 with Frankfurt (Hahn), concluded with findings that these agreements contained no state aid.  Between 2014 and 2020, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt and Montpellier airports, ordering Ryanair to repay a total of approximately €32m of alleged state aid.  Ryanair appealed eight of these “aid” decisions to the EU General Court, which ruled in favor of the European Commission in four of the cases, in Ryanair’s favor in one of the cases, and the remaining three cases are pending before the General Court.

In late 2018, the General Court upheld the European Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed these four negative findings to the European Court of Justice but discontinued the appeals in 2019 after the Court decided to proceed without oral hearings. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Klagenfurt airport are expected to conclude in 2021, and the appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari and Montpellier airports are expected to conclude in 2022 or 2023. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company faces risks related to unauthorized use of information from the Company’s website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights and copyright protection, etc. Ryanair is currently involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, France, Italy, Switzerland, and the US. Ryanair’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. Ryanair does allow certain companies who operate fare comparison (i.e. not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan) and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional and corporate travel agencies. Ryanair has obtained both favorable and unfavorable rulings in its actions in EU member states against screenscrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream.  Also, some customers may be lost to Ryanair once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

Corporation tax rates could rise. The Company is principally subject to corporation tax on profits across a number of EU jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the U.K.). There continues to be a risk that governments could look at increasing corporation tax rates in the future. In particular, in July 2021, 131 countries supported OECD proposals to introduce a global minimum corporation tax rate (of at least 15%) and the Company is keeping any developments in this area under review.

Any increase in corporation tax rates to which the Company is exposed, or adverse changes in the basis of calculation  would result in the Company paying higher corporation taxes and could have an adverse impact on Ryanair’s cash flows, financial position and results of operations.

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

Risks associated with the Company’s restructuring. Over the course of fiscal years 2019 to  2021, the Company has undergone a corporate restructuring which resulted in the transition from a single airline operating model (i.e. Ryanair DAC) to an airline modeled through five airlines: Buzz (Ryanair Sun), Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair U.K. (collectively the “Airline Entities”).

The cost of implementing these plans has been material, and the Company may continue to incur additional material expenses in relation thereto. In addition, the implementation of the changes involves a number of risks related to both the revised structure and also the process of transition to such new structure. For example:

●	Increased costs and complexity related to establishing and maintaining intra-group agreements for management, funding, shared services and customer support between the Airline Entities;
●	Increased costs and complexity related to compliance with the applicable regulatory authorities and legal regimes governing each Airline Entity;
●	Operational risks related to the addition of 29 leased Airbus aircraft to the Company’s predominantly Boeing fleet, including impacts related to expanding the Company’s aircraft maintenance programs;
●	Development and implementation of consistent and efficient operating models across the Airline Entities; and
●	Potential accounting consequences, including tax costs, as a result of asset transfers in connection with the restructuring.

As a result, the implementation of the restructuring could have a material adverse effect on the Company's business, its financial condition, results of operations and prospects.

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the uncertainty arising from the Eurozone debt crisis, there was widespread speculation regarding the future of the Eurozone. In addition, following the U.K.’s Brexit referendum in 2016, the pound sterling increased in volatility against the euro and could become more volatile over the course of the post-transition period. Ryanair Group airlines predominantly operate to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient.

The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro primarily against U.K. pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar could have a material adverse impact on the operating results of the Company.

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

Risks Related to the Airline Industry

Any significant outbreak of any airborne disease could significantly damage Ryanair’s business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics and pandemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of MERS, SARS, foot-and-mouth disease, avian flu, swine flu, Zika virus and the current Covid-19 pandemic have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company’s financial performance. A severe outbreak of swine flu, MERS, SARS, foot-and-mouth disease, avian flu, new (vaccine-resistant) variants of Covid-19, or another pandemic or livestock-related disease may also result in European or national authorities imposing/re-imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations. See “The Covid-19 pandemic and measures to reduce its spread have had, and may continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “Covid-19 have disrupted the Company’s strategic growth plan”.

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause of the cancellation or delay, i.e. whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 Km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance,” including meals, drinks and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been narrowing the definition of the term “extraordinary circumstances”, thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that “wildcat” strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. Ryanair considered that the union-led strikes which it experienced during 2018 could be differentiated from the Krusemann case, because the union-led strikes were beyond Ryanair’s control and did not stem from a decision taken by Ryanair. Indeed, in the recent Airhelp v SAS Court of Justice of the EU proceedings, the Advocate General agreed with this position and determined that “a strike called by a trade union, in the exercise by the air carrier’s staff of the right to strike, with a view to putting demands relating to the improvement of working conditions, where that strike is not triggered by a prior decision of the undertaking but by the workers’ demands, constitutes an ‘extraordinary circumstance’ exempting the air carrier from liability”. While the Court of Justice of the EU generally follows the Advocate General’s opinions, it did not on this occasion, and has effectively imposed strict liability on airlines to pay EU261 compensation where flights are canceled or delayed more than three hours on arrival due to strikes by airline staff.  See “—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

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

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair’s result of operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the impact of Covid-19 lockdowns of the European economy, the uncertainty relating to the Eurozone and the U.K. following Brexit, high unemployment rates, constrained credit markets and increased business operating costs could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary environment, combined with austerity measures by European governments and Brexit-related uncertainty in the U.K., will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair’s ability to grow and could have a material adverse impact on operations. Travel taxes are levied on a per passenger basis in a number of Ryanair markets for example in the U.K., Air Passenger Duty (APD) is charged at £13 per adult passenger. In Germany there is an air passenger tax of €12.90 and similar taxes exist in Morocco (MAD100), Sweden (SEK63) and Italy (municipal taxes of €6.50, Rome at €7.50) amongst others. These taxes are levied as a flat amount per departing passenger and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high cost airlines who operate connecting flight networks.

The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity within the industry as a result of the Covid-19 pandemic. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair’s financial results.

In 2021 the French government began the process of prohibiting domestic routes where an alternative direct train journey operates in under two hours thirty minutes with exceptions made for connecting flights. This distorts the market giving an unfair monopoly to inefficient high cost airlines who operate connecting flight networks.

While management believes that any such restriction of airlines’ commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company’s ability to attract the most price sensitive consumers.

In July 2021, the European Commission (EC) announced details of the proposed “Fit for 55” legislation. These proposals potentially see, inter alia, the introduction of a jet fuel through the Energy Taxation Directive on intra-EU flights. This tax would potentially be fully phased in over a 10 year period from 2024 to 2033. The introduction of this tax on intra-EU flights could have a material adverse effect on Ryanair’s financial results.

Political uncertainty and an increase of trade protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition. The announcement of unilateral tariffs on imported products by the U.S. has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war”. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Others are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials. These measures could increase the price of goods and services globally and may affect Ryanair, which has exposure, either directly or indirectly, to certain raw materials, including steel used for aircraft it purchases and jet fuel. A “trade war” of this nature or other governmental action related to tariffs or international trade agreements could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, U.S. or world economy or certain sectors thereof and, thus, Ryanair’s business and financial results.

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

In particular, the EU Emissions Trading Scheme (“ETS”), is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the current legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Under the “Fit for 55” proposed legislation, the EU ETS allowances will be phased out over the period from 2024 to 2027. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances increased significantly during fiscal year 2021 and fiscal year 2022. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

Additionally, the EC “ReFuel EU” proposal provides for a Sustainable Aviation Fuel (SAF) blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 5% by 2030 and 20% by 3035. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair’s financial results.

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

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 22% of total operating expenses in fiscal year 2021 and approximately 37% in fiscal year 2020 (pre Covid-19 aircraft groundings), management anticipates that these percentages may vary significantly in future years. See “—Changes in Fuel Costs and Availability Affect the Company’s Results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—Risks Related to the Company—The Company faces significant price and other pressures in a highly competitive environment” above.

Safety-related undertakings could affect the Company’s results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the FAA and EASA have required a number of such procedures with regard to Boeing 737 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pitot system heating, CFM fan blade nondestructive testing (NDT) on certain production CFM-56 engines, fuel tank boost pump electrical arcing protection, and the European Commission’s Datalink mandate. As a result of the grounding of the Boeing 737-MAX-8 aircraft due to safety concerns in March 2019, the delivery of new Boeing 737-8200 aircraft ordered from Boeing was delayed until June 2021. Ryanair’s policy is to implement any required safety procedures in accordance with FAA and EASA guidance and to perform such procedures in close collaboration with Boeing.

In 2019, the FAA and EASA implemented a regular inspection requirement of the aircraft pickle fork for all aircraft with more than 22,600 cycles and this inspection requirement will continue and may become more stringent. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

State Aid to the Company’s competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments have pledged to support their flag carrier airlines with State Aid through recapitalizations, loans, loan guarantees and other measures. As at the date of this report, the European Commission has authorized almost €30bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law, and has decided to challenge the European Commission’s approval decisions in the General Court. However, the result of these appeals is uncertain. Should Ryanair be unsuccessful, its competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company’s business and operations.

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules impose restrictions on the ownership of Ryanair Holdings’ ordinary shares by Non-EU Nationals, and the Company has applied a ban on the purchase of ordinary shares by Non-EU nationals (which now includes U.K. nationals) since 2002. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The Directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the Directors can take action to safeguard the Company’s ability to operate by identifying those Ordinary Shares, ADSs or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs, or Affected Shares as “Restricted Shares” (within the meaning of the Articles).

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply, with any such transfer subject to legal challenge by the relevant holder. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADRs as part of its general authority to repurchase up to 10% of the issued share capital in the Company. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals.

As a result of Brexit, with effect from January 1, 2021 U.K. nationals ceased to qualify as EU nationals. Consequently, as of that date, the 2002 ban on the purchase of ordinary shares by non-EU nationals has applied to U.K. nationals also. In addition, in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including U.K. nationals) are, as of January 1, 2021, treated as “Restricted Shares”. Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares shall not be entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles.  U.K. nationals are not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008.

Holders of ordinary shares are currently unable to convert those shares into ADRs. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York Mellon, the depositary for its ADR program (the “Depositary”), to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also “—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals”.

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

Increased costs for possible future ADR and share repurchases. As the ADRs have historically traded on the NASDAQ Stock Market (“NASDAQ”) at a premium compared to Ordinary Shares, the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since fiscal year 2008 the Company has repurchased shares as follows:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2017	276.0	2,555.8
2018	46.7	829.1
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
Period through July 23, 2021	—	—
Total	407.7	4,525.9

There is no guarantee that the Company’s current Central Securities Depository (“CSD”) will provide equivalent functionality to the Company’s previous CSD, which may adversely impact the Company and/or holders of ADRs and/or interests in Ordinary Shares. Ireland does not have a domestic CSD, and Irish issuers, including Ryanair Holdings, whose shares are traded on Euronext Dublin or the London Stock Exchange have historically relied on CREST. CREST is a system which facilitated the recording of ownership and effecting transfers of shares in Irish incorporated companies, operated by Euroclear U.K. & Ireland (“EUI”) and authorized as a CSD in the United Kingdom.

EU issuers are required by EU Regulation 2014/909 (“EU CSD Regulation”) to use a CSD authorized in an EU Member State. One of the consequences of Brexit is therefore that the CREST system is no longer authorized to act as a CSD for Irish securities. This is because EUI became a third country CSD following Brexit and is no longer authorized to passport its services into Ireland pursuant to European law.

The Company held an Extraordinary General Meeting at which it was resolved that the Ordinary Shares of Ryanair Holdings would be migrated from the CREST System to the settlement system operated by Euroclear Bank SA/NV (“Euroclear Bank”), the CSD in Belgium, over the course of the weekend commencing March 12, 2021 (the

“Migration”).  The Migration, involving all Irish companies listed on Euronext Dublin, was successfully completed on March 15, 2021.

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

The Company’s securities have never before been deposited on an “intermediated” settlement basis and it cannot be guaranteed that the Euroclear Bank CSD will be able to support the Company in respect of its continued compliance with EU ownership and control requirements pursuant to Regulation (EC) 1008/2008.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited, now known as Ryanair Designated Activity Company (“DAC”). The latter operates a low fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In fiscal year 2019, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), and acquired Lauda (now a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair U.K. (with a U.K. AOC).  In fiscal year 2020, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair U.K. are wholly owned airlines within the Ryanair Group. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the Company.  As of June 30, 2021, the Ryanair Group had a principal fleet of approximately 422 Boeing 737 aircraft and 29 Airbus A320 aircraft. As of July 23, 2021, the Group offered over 2,100 short-haul flights per day serving over 210 airports across Europe. It is anticipated that additional capacity will be offered over the next twelve months, subject to the timing of the removal of European government lockdown and travel restrictions and assuming such lockdown restrictions are not re-imposed. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a loss after taxation of €1,015m in fiscal year 2021, as compared with a profit of €649m in fiscal year 2020. This decrease was primarily attributable to an 81% decline in traffic as European Governments imposed travel restrictions/lockdowns due to the Covid-19 pandemic. Ryanair generated an average booked passenger load factor of approximately 71% in fiscal year 2021, compared to 95% in fiscal year 2020 and total revenue decreased by 81% to €1,636m, down from €8,495m in fiscal year 2020.

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. Fiscal year 2021 was the most challenging in Ryanair’s history. Covid-19 saw traffic collapse, almost overnight, from 149m to just 27.5m as many European governments (with little notice or co-ordination) imposed flight bans, travel restrictions and national lockdowns. There was a partial recovery during summer 2020, as initial lockdowns eased, however a second Covid-19 wave in Europe followed quickly in the autumn with a third wave in spring 2021. This created enormous disruptions and uncertainty for both Ryanair’s customers and its people, as they suffered constantly changing government guidelines, travel bans and restrictions. Ryanair responded promptly, and effectively, to this crisis, by working hard to assist millions of customers with flight changes, refunds and changed travel plans. The Ryanair Group minimized job losses through agreed pay cuts and participation in government job support schemes, while at the same time keeping pilots, cabin crew and aircraft current and ready to resume service once normality returns.

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

STRATEGY

Ryanair’s objective is to establish itself as Europe’s largest scheduled passenger airline group, through continued improvements and expanded offerings of its low-fares service. The Ryanair Group seeks to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost- containment and operating efficiencies. The key elements of Ryanair’s long-term strategy are:

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

Customer satisfaction is also measured by regular online “mystery-passenger” checks and every passenger that flies with Ryanair can rate their flying experience. Monthly Net Promoter Scores (“NPS”) and customer satisfaction scores are analyzed to ensure Ryanair are delivering on the things that matter most for our customers.

Ryanair is continuously implementing new strategic initiatives that are expected to improve its customer service offering. As part of Ryanair’s “We’re Listening” initiative, Ryanair invited customers to join a new Customer Advisory Panel that will allow its teams to gain valuable insight on how the Group can continue to improve customer services.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short- haul routes. In fiscal year 2021, Ryanair flew an average route length of approximately 776 miles and an average flight duration of approximately 1.88 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service,” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group’s operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline group: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly “next generation” Boeing 737-800s. The operation of primarily a single aircraft type (mainly B737s) enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are favorable to Ryanair. The strength of Ryanair’s balance sheet and cashflows also enables the Group to lease aircraft at competitive rates (such as the 29 A320s leased by Lauda). See “—Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB rating from both S&P and Fitch Ratings (see “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” above) and can raise inexpensive unsecured debt in the Capital Markets. The Company also finances aircraft from its strong cashflows.

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

(iii) Customer Service Costs. Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost- efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the Always Getting Better (“AGB”) customer experience program launched in 2013, the Company has broadened its distribution base by making Ryanair’s fares available to Travelport (trading as Galileo and Worldspan) and Sabre at nominal cost to the Company. Direct sales via the Ryanair website and mobile app continues to be the prime generator of scheduled passenger revenues.

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. The Ryanair Group’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports since the launch of AGB, the Company has accessed more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger’s journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. Ryanair also charges a checked-bag fee, which is payable on the Internet at the time of booking or post booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling and CO2 costs. See “Item 3. Key Information—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Elimination of Airport Check-in Facilities.”

Taking advantage of digital platforms. Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to November 2027. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional ancillary products on day of travel (e.g. bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website with the key features being personalization, a “My Ryanair” account, easier booking flow, more content, faster, intuitive and fully responsive for mobile devices. The “My Ryanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My Ryanair” is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety and quality maintenance. Safety is the primary priority of Ryanair. This commitment begins with the hiring and training of Ryanair’s pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 36-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes accommodation services and travel insurance primarily through its website. For accommodation services, Ryanair currently has a contract with core providers (Hotels.com, Hotelopia.com and Hostelsclub) to market hotels and other accommodation offerings during and after the booking process. Ryanair also offers airport transfers and car park services through its website and on board its aircraft. Ryanair offers car hire services via a contract with RentalCars. Ancillary revenues accounted for approximately 37% of Ryanair’s total operating revenues in fiscal year 2021 and approximately 34% of Ryanair’s total operating revenues in fiscal year 2020. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2021 Compared with Fiscal Year 2020—Ancillary Revenues” for additional information.

Focused criteria for growth. Ryanair believes it will have opportunities for continued growth by: (i) using aggressive fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries and the UK; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to market challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 pandemic outbreak). The Company has aimed to meet these challenges by: (i) grounding approximately 200 aircraft in fiscal year 2021 during the winter season with nearly all of the fleet grounded in Quarter 1, fiscal year 2021; (ii) disposing of aircraft (11 lease hand-backs and 7 aircraft sales in fiscal year 2021); (iii) controlling costs and liquidity; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key

Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “— The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.” In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair has Seasonally Grounded Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 23, 2021, the Company offered over 2,100 daily scheduled short-haul flights serving over 210 airports largely throughout Europe and North Africa as it gradually returns to service following the lifting of European Governments’ Covid-19 lockdowns and travel restrictions. Prior to the grounding of aircraft in March 2020 as a result of EU government restriction to stop the spread of Covid-19, the Ryanair Group offered over 2,500 scheduled short-haul flights per day serving over 240 airports largely throughout Europe and North Africa. The following table lists Ryanair’s 86 operating bases:

Operating Bases

Agadir*	Fez	Paphos
Alicante	Frankfurt (Hahn)	Paris (Beauvais)
Athens	Frankfurt (Main)	Pescara
Baden-Baden	Gdansk	Pisa
Barcelona (El Prat)	Glasgow (Prestwick)	Ponta Delgada
Bari	Gothenburg	Porto
Berlin (Brandenburg)	Ibiza	Poznan
Billund *	Katowice	Prague
Birmingham	Krakow	Rhodes
Bologna	Kaunas	Riga *
Bordeaux	Lamezia	Rome (Ciampino)
Bournemouth	Leeds Bradford	Rome (Fiumicino)
Bratislava	Lisbon	Santiago
Brindisi	Liverpool	Seville
Bristol	London (Luton)	Shannon
Brussels (Charleroi)	London (Southend)	Sofia
Brussels (Zaventem)	London (Stansted)	Stockholm (Arlanda) *
Bucharest	Madrid	Thessaloniki
Budapest	Malaga	Toulouse
Cagliari	Mallorca	Treviso
Catania	Malta	Turin *
Chania	Manchester	Valencia
Cologne	Marrakesh	Vienna
Corfu	Marseille	Vilnius
Dublin	Memmingen	Warsaw (Modlin)
Dusseldorf (Weeze)	Milan (Bergamo)	Wroclaw
East Midlands	Milan (Malpensa)	Zadar
Edinburgh	Naples	Zagreb
Faro	Palermo

* New bases announced and opening in Winter 2021

See Note 18, “Analysis of operating revenues and segmental analysis” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

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

Over the past year, the Ryanair Group launched 167 new routes across its network. See “Item 3. Key Information—Risk Factors— Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

Widely Available Low Fares

Ryanair offers low fares, with prices generally varying on the basis of advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services. All tickets can be changed, subject to certain conditions, including fee payment (although certain fee holidays have been implemented throughout the Covid-19 crisis) and applicable upgrade charges. However, tickets are generally non-cancellable and non-refundable and must be paid for at the time of reservation.

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great care. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses advertising, email marketing and social media. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly. The vast majority of such reservations and purchases are made through the website Ryanair.com, although an increasing number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents.

Ryanair’s reservations system is hosted under an agreement with the system provider, Navitaire. Under the agreement, the system serves as Ryanair’s core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains back-up booking engines to support operations in the event of a breakdown in the main system.

Over the last year Ryanair has introduced several new features such as Multi Airport City and Fare Finder which makes it easier and quicker for customers to find the lowest fares. Ryanair also requires internet check-in for all passengers. These enhancements and changes have been made to reduce waiting times at airports and speed up the passenger’s journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs.

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

AIRCRAFT

Boeing Aircraft

As of June 30, 2021, the Company had a fleet of 422 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair U.K. The fleet was composed of 3 Boeing 737-8200 aircraft, each having 197 seats, and 419 Boeing 737-800 “next generation” (“NG”) aircraft, each having 189 seats. The Company’s fleet totaled 422 Boeing 737-800 aircraft at March 31, 2021.

Between March 1999 and March 2021 Ryanair took delivery of 531 new Boeing 737NG aircraft under its contracts with Boeing and disposed of 109 Boeing 737NG aircraft, including 74 lease hand-backs. In the period April 2021 to June 2021, Ryanair took delivery of 3 new Boeing 737-8200 aircraft and returned 3 Boeing 737NG leased aircraft.

Under the terms of the 2013 Boeing Contract, Ryanair agreed to purchase 183 Boeing 737-800 aircraft over a five-year period from fiscal years 2015 to 2019, with delivery beginning in September 2014 and ending in December 2018. These aircraft benefited from a net effective price not dissimilar to that under the 2005 Boeing Contract. Under the terms of the 2014 Boeing Contract, which was repriced in December 2020, Ryanair has agreed to purchase 210 new Boeing 737-8200 “Gamechanger” aircraft delivering between fiscal years 2022 and 2025. Deliveries commenced in June 2021. The new aircraft will be used on new and existing routes to grow the Ryanair Group’s business.

The Boeing 737-8200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight (4%) more than Ryanair’s existing Boeing 737-800 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-8200 series aircraft under the 2014 Boeing Contract is approximately US$102.5m. Net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, the value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately US$9.6bn.

Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft delivering from fiscal year 2022 through to fiscal year 2025.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-8200 being the most recent in current production.

The Boeing 737NGs are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-8200 are fitted with CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, should reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737NGs in Ryanair’s configuration and reduce operational noise emissions by approximately 40%.

For additional information, please see “Item 3—Key Information—Risk Factors—Risks Related to the Company—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support”.

At March 31, 2021, the average aircraft age of the Company’s Boeing 737 fleet was approximately 9 years.

Airbus Aircraft

As of June 30, 2021, the Company had a fleet of 29 leased Airbus A320 aircraft (unchanged from March 31, 2021). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2021, the average aircraft age of the Company’s leased Airbus A320 fleet was approximately 13.9 years and the average remaining lease term on these aircraft was 3.3 years, with the first aircraft due to return off lease in November 2022.

Summary

The Company expects to have an operating fleet comprising approximately 600 narrow-body aircraft at March 31, 2025, depending on the level of lease hand-backs and aircraft disposals. The operating fleet will likely comprise of primarily Boeing 737s.

Training and Regulatory Compliance

Ryanair currently owns and operates 11 Boeing 737-800NG, 3 Boeing 737-8200 and 2 A320 full flight simulators for pilot training. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada (“CAE”). In addition, Ryanair currently owns and operates 9 state of the art, fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. In fiscal year 2021, Ryanair, in partnership with Aviation Flight Academy (AFA), developed a new, state of the art, training center in Dublin which includes 1 Boeing 737-8200 full flight simulator, 1 Boeing 737-8200 fixed base simulator, 2 A320 full flight simulators, 1 A320 fixed base simulator and a full Boeing 737 Cabin Trainer.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or applicable EU and UK directives that may come into effect in the future. However, there can be no assurance that the FAA, EASA, the UK CAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-8200. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry— Safety-Related Undertakings Could Affect the Company’s Results.”

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, internet-related services, and the in-flight sale of beverages, food, and merchandise.

Ryanair primarily markets car hire, accommodation services and travel insurance through its website and mobile app. Ryanair offers car hire services via a contract with RentalCars. For hotel and accommodation services, Ryanair launched Ryanair Rooms in October 2016 to market hotels, hostels, B&Bs, homestays and villas during and after the booking process. Ryanair receives a commission on these sales.

Ryanair markets car parking, attractions and activities on its website & mobile app. Ryanair also sells gift vouchers which are redeemable online.

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

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Madrid, Hahn, Vienna and Bergamo facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft. Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilizing a Ryanair associated Part 145 approval/organization for heavy maintenance with a seasonal use of third-party maintenance repair and overhaul (the “MRO”) facilities. Ryanair operates a six-bay hangar facility at its base at Glasgow (Prestwick) in Scotland. In addition, Ryanair has hangar facilities in Kaunas (2 bays, Lithuania), Wroclaw (2 bays, Poland) and Seville (2 bays, Spain) which are used for C-check maintenance activities. Ryanair is currently planning to extend the hangar facilities in Seville for heavy maintenance by the end of fiscal year 2022 from 2 to 5 bays.

Ryanair has a 5-bay hangar and stores facility at its London (Stansted) airport base enabling Ryanair to carry out line maintenance on its expanding fleet. This facility has eight full flight simulators (including 2 Boeing 737-8200, installed in March 2019 and September 2019), 3 fixed base simulators and the associated training rooms. Ryanair in partnership with Aviation Flight Academy (AFA) has developed a separate training facility adjacent to the hangar to accommodate a full-size Boeing 737NG training aircraft to allow for cabin crew and engineering training. Ryanair has 5 simulators in its East Midlands facility (3 full flight and 2 fixed based). Ryanair operates a 2-bay hangar in Vienna to maintain a mix of Airbus and Boeing aircraft and, in fiscal year 2021, built a new pilot and cabin crew training facility in Dublin which accommodates Boeing and Airbus full flight simulators to meet the increased training needs of the Group. Ryanair has a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport where it maintains a 2-bay hangar and stores facility. This facility allows Ryanair to carry out additional line maintenance including A-checks. Ryanair has two single-bay hangars and an additional leased hangar in Bergamo, Italy (3 in total), which are used for line maintenance activities and A-checks. Ryanair has also built a 1 bay hangar in Madrid to support aircraft located in Spain and operates 2 leased hangars at Dublin Airport. Ryanair has also built a technological center of excellence in Bergamo with 2 full flight simulators, 1 fixed base simulator and a full-size Boeing 737NG training aircraft to allow for pilot, engineering and cabin crew training.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its maintenance facilities at Bergamo, Dublin, Frankfurt (Hahn), Glasgow (Prestwick), Kaunas, London (Stansted), Madrid, Seville and Wroclaw. See “Item 3. Key Information – Risk Factors – Risks Related to the Company - The Company Is Dependent on External Service Providers”.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to CFM under a ten-year agreement to December 2027, with an option for extension, which is a follow on to the previous General Electric Engine Services agreement. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. CFM mainly uses its EASA Part 145-approved repair facility in Cardiff, Wales for this work, but also uses its EASA Part 145-approved facility in Celma (Brazil), Paris (France) and Queretaro (Mexico). By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its engine maintenance. Ryanair assigns EASA Part 145-certified mechanics/engineers to oversee all engine overhauls performed by third parties. Engine Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.  Ryanair trained engineering staff with Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 36-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment, and its adoption of an internal open and confidential reporting system for safety issues. The Company’s Board of Directors also has a Safety & Security Committee to review and discuss air safety and security related issues. Mike O’Brien, a Non-Executive Director, is the joint chair of this Committee (along with the Ryanair Accountable Manager, Neil Sorahan), and reports to the Board of Directors. Ryanair’s Chief Risk Officer, Carol Sharkey, chairs quarterly meetings of the Group Airlines Accountable Managers (Group Safety & Security Committee) and Mike O’Brien attends these meetings. This forum facilitates the sharing of best Safety and Security practice across the Group.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (“TEM”) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved by the relevant National Aviation Authority, (including the IAA, TM-CAD Malta and the Polish CAA) which regularly audits operations control standards and flight crew training standards for compliance with EU legislation. All Boeing 737s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management encourages flight crews to report any safety-related issues through the Air Safety Report (“ASR”) reporting program, which is available online. Also available to crew is Ryanair’s Confidential Reporting System (“RCRS”) which affords personnel the opportunity to report directly to the Safety Officer any event, error, or discrepancy in operations that they do not wish to report through standard reporting channels. Management uses the de-identified information reported through all reporting systems to modify operating procedures and improve flight operations standards as necessary. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the U.K. CAA as an alternative confidential reporting channel.

Ryanair has installed an automatic data capturing system on each of its Boeing 737 and Airbus A320 aircraft. This system captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring (“OFDM”) which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management can identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Blue Handling (part of the Omniserve Group) provides Ryanair’s ticketing, passenger and aircraft handling, and ground handling services at Ryanair’s largest base, Stansted, while similar services in continental Europe are generally provided by the local airport authorities, either directly through sub-contractors, or partners in self-handling at airports in Spain, Portugal and Poland. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices with growth incentives where possible. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain contracts may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

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

FUEL

The cost of jet fuel accounted for approximately 22% and 37% of Ryanair’s total operating expenses in the fiscal years ended 2021 (reduced due to lower flying as a result of European Governments’ travel restrictions implemented as a result of the Covid-19 pandemic) and 2020, respectively. In each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 0.8% and 0.6% of total fuel costs in the fiscal years ended 2021 and 2020 respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair has historically entered into arrangements providing for significant protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 to 24 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in fiscal year 2021 due to European Governments, response to the spread of Covid-19, these forward contracts may become ineffective for hedge accounting purposes. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2021 Compared with Fiscal Year 2020—Fuel and Oil.”

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

Ryanair has established Aviation Insurance Limited (“AIL”), a wholly owned captive insurance company subsidiary based in Malta, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately US$15m. In addition to aviation insurance, AIL underwrites most of the single and multi-trip travel insurance policies sold on Ryanair.com.

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

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Dublin Airport	8,190	8,269	Leasehold	Administrative Offices / Aircraft Maintenance
Airside Business Park, Dublin	37,752	163,890	Freehold	Offices, Travel Labs Dublin & Training Center
Woodford Business Park, Dublin	4,113	4,113	Freehold	Cabin Crew, Engineering & Simulator Training Center
Vienna Airport (Hangar)	12,567	7,696	Leasehold	Aircraft Maintenance
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices
Enterprise House, Stansted	516	516	Leasehold	Administrative Offices
Satellite 3, Stansted Airport	605	605	Leasehold	Operations Center
Stansted Airport (Hangar)	12,536	10,676	Leasehold	Aircraft Maintenance and Simulator Training Center
Stansted Storage Facilities	3,605	2,505	Leasehold	Aircraft Maintenance
East Midlands Airport	5,935	3,435	Freehold	Simulator Training Center
Prestwick Airport (Hangar)	16,022	14,295	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport (Hangar 1)	4,125	2,200	Leasehold	Aircraft Maintenance
Bergamo Airport (Hangar 2)	4,040	2,593	Leasehold	Aircraft Maintenance
Bergamo Airport (Hangar 3)	3,500	2,280	Leasehold	Aircraft Maintenance
Bergamo Airport Technological Centre of Excellence	4,982	2,490	Freehold	Cabin Crew, Engineering & Simulator Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Poland
Warsaw, Poland	747	747	Leasehold	Administrative Offices
Kaunas Airport (Hangar)	4,500	4,500	Leasehold	Aircraft Maintenance
Pieta, Malta	480	480	Leasehold	Administrative Offices
Madrid Airport (Hangar)	1,850	1,850	Leasehold	Aircraft Maintenance
Madrid, Spain	1,914	1,914	Leasehold	Travel Labs Madrid
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance
Modlin Airport	129	129	Leasehold	Administrative Offices
Kraków Airport	248	248	Leasehold	Administrative Offices
Katowice, Airport	144	144	Leasehold	Administrative Offices
Vienna, Airport	24	24	Leasehold	Aircraft Maintenance

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

As of January 1, 2021, registered EUTMs have been automatically registered as equivalent national U.K. trademarks.

Trademarks owned by the Company include:

●	European Union (Word) Trade Mark registration number 004168721 comprised of the word “Ryanair” in classes 16, 28, 35, 36, 37, 38, 39 and 42 (Nice Classification), and equivalent U.K. trademark number UK00904168721, protected until December 13, 2024;

●	European Union (Figurative) Trade Mark registration number 000338301 comprising the following graphic representation:

in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 22.01.16 (Vienna classification), and equivalent U.K. trademark number UK00900338301, protected until August 21, 2026;

●	European Union (Figurative) Trade Mark registration number 001493329 comprising the following graphic representation in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 27.05.01 (Vienna classification), and equivalent U.K. trademark number UK00901493329, protected until February 4, 2030;

●	European Union (Word) Trade Mark registration number 004187721 comprised of the word “Ryanairhotels.com” in classes 16, 39 and 43 (Nice Classification), and equivalent U.K. trademark number UK00904187721, protected until January 13, 2025;

●	European Union (Word) Trade Mark registration number 013185988 comprised of the word “LOW FARES. MADE SIMPLE” in classes 16, 28, 35, 36, 37, 38, and 42 (Nice Classification), and equivalent U.K. trademark number UK00913185988, protected until August 19, 2024.

●	European Union (Word) Trade Mark registration number 18295804 comprised of the word “Lauda Europe” in classes 12, 16, 18, 25, 28, 35, 36, 37, 38, 39, 43, protected until 25 August 2030.

●	United Kingdom (Word) Trade Mark registration number UK00003247027 comprised of the word “Buzz About” in class 39, protected until 29 July 2027.

THE ENVIRONMENT

Ryanair’s Environmental Policy, commits the Group to what the Board and management believe are ambitious future environmental targets, building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow the Group to continue to lower CO2 emissions and noise pollution.

Ryanair’s Environmental Policy illustrates Ryanair’s commitment to managing its impact on the environment, with key targets and achievements including:

●	Reduce CO2 per revenue passenger kilometer (RPK) to below 60 grams by 2030;
●	Becoming the first Airline Group to publish its CO2 statistics monthly;
●	Achieving net carbon zero by 2050;
●	Investing billions of euro in new, fuel and noise efficient aircraft;
●	Eliminate non-recyclable plastics over the next 5 years. (Over 80% removed at the end of fiscal year 2021);
●	Investment in Verified Carbon Standard (VCS) and Gold Standard carbon projects funded by our Voluntary Carbon Contribution scheme;
●	Appointment of a Director of Sustainability to achieve ambitious environmental commitments;
●	Improve the Group’s CDP climate protection rating from “B-“ to an “A” rating;
●	Partnered with Trinity College Dublin to launch a Sustainable Aviation Research Centre;
●	Set a goal to power 12.5% of our flights with Sustainable Aviation Fuel (SAF).

Ryanair manages its impact on the environment and lowers CO2 emissions by operating the youngest fleet of any major airline group in Europe, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

Government Regulation

Regulatory Authorities

EU air carriers such as the Company and the Group Airlines are generally able to provide passenger services on domestic routes within any EU member state outside their home country, as well as between EU member states without restriction, subject to applicable EU and national regulations implemented by competent authorities, including the European Commission and EASA, as well as oversight by the European Organization for the Safety of Air Navigation (“Eurocontrol”). The Group Airline are also subject to national regulation in their home countries, which is implemented primarily by (i) in Ireland, the Irish Commission for Aviation Regulation (“CAR”), the Irish Aviation Authority (“IAA”) and the Irish Department of Transport, Tourism and Sport (“DTTAS”) in the case of Ryanair DAC, (ii) in Poland, the Polish Civil Aviation Authority (“Polish CAA”) in the case of Buzz, (iii) in Malta, Transport Malta and the Maltese Civil Aviation Directorate (“Maltese CAD”) in the case of Lauda Europe and Malta Air, and (iv) in the United Kingdom, the U.K. CAA and the U.K. Department for Transport (“U.K. DfT”) in the case of Ryanair U.K.

Management believes that the present regulatory environment in the EU is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities. During the Covid-19 crisis, various public health measures have also been imposed on airlines, including requirements in certain countries to verify passenger’s health documentation and, in certain cases, restrictions on the freedom to operate flights.

Ireland

Commission for Aviation Regulation. CAR is responsible for issuing operating licenses to Irish air carriers under the provisions of EU Regulation 1008/2008. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. CAR has broad authority to revoke an operating license. See “Item 10. Additional Information––Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Key Information—Risk Factors––Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Applied a Ban on the Purchase of Ordinary Shares by Non-EU Nationals since 2002” above.

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

To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair’s ability to continue to hold its AOC being subject to ongoing compliance with current and future applicable statutes, rules and regulations pertaining to the airline industry. Ryanair DAC’s current AOC (No IE 07/94) was issued by the IAA on October 21, 2020.

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

Malta

Maltese Civil Aviation Directorate. The Maltese CAD is Malta's aviation regulator, assisting the Maltese Director General for Civil Aviation in fostering the development of civil aviation in Malta within a safety oversight system. The Maltese CAD is responsible for: the safety of aircraft, aircraft and aerodrome operators, air navigation service providers, licensing of aeronautical personnel and the conclusion of international air services agreements. To operate in the EU, a Maltese air carrier is required to hold an AOC granted by the Maltese CAD attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The Maltese CAD has authority to amend or revoke the AOC, with Lauda Europe’s and Malta Air’s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Lauda Europe’s and Malta Air’s flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the Maltese CAD.

The Company’s subsidiary, Malta Air, obtained an AOC (No MT-57) and operating license (No (CAD/MT-57) from the Maltese CAD on June 12, 2019.

The Company’s subsidiary, Lauda Europe, obtained an AOC (No MT-62) and operating license (No (CAD/MT-62) from the Maltese CAD on September 4, 2020.

Transport Malta.  Transport Malta is a government body overseeing transport in Malta, including the work of the Maltese CAD. It is responsible for implementation of certain EU and Maltese legislation and international standards relating to air transport.

Poland

Polish Civil Aviation Authority. The Polish CAA is a government body and the civil aviation supervisory authority in Poland. Apart from certification and licensing of airlines, the Polish CAA performs operational and regulatory functions in all matters relating to qualifications of personnel, safety, security, as well as maintaining registers of aircraft, personnel and training entities, amongst others.

The Company’s subsidiary Ryanair Sun S.A., operating as Buzz, obtained an AOC (No PL-066) and operating license (No ULC-LER-1/4000-0156/06/17) from the Polish CAA in April 2018.

U.K.

U.K. Civil Aviation Authority. The U.K. CAA is primarily responsible for: ensuring safety standards, consumer protection, efficient use of airspace and security risks. To operate in the EU, a U.K. air carrier is required to hold an AOC granted by the U.K. CAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The U.K. CAA has an authority to amend or revoke the AOC, with Ryanair U.K.’s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Ryanair U.K.’s flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the U.K. CAA.

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

The European Organization for the Safety of Air Navigation. Eurocontrol is an autonomous international organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of charges for air navigation services throughout Europe.

International agreements concerning Eurocontrol provide for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. The Company’s airline subsidiaries, as aircraft operators, are primarily responsible for the payment to Eurocontrol of charges incurred in relation to their aircraft. The legislation also authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained and may result in the possible sale of the aircraft.

European Commission. The European Commission is the EU body with primary responsibility for the preparation of legislative proposals (for adoption by the European Parliament and the Council of the EU) and for the monitoring of the implementation of EU legislation by member states of the EU.  The European Commission is also responsible for the enforcement of EU competition law and certain other laws.

The European Commission has published guidelines on the financing of airports and start-up aid to airlines by regional airports that place restrictions on the incentives public airports can offer to airlines delivering traffic, when compared with the commercial freedom available to private airports.

The European Union has adopted several legislative acts aimed at modernizing the EU’s air traffic control system, including the legislative package known as the “single European sky”, and its subsequent amendments “SES2” and “SES2+” For example, EU Regulation 1070/09 (under “SES2”) focused on air traffic control performance and extended the authority of EASA to include airports and air traffic management. The objective of the EU’s policy in this area is to enhance safety standards and the overall efficiency of air traffic control in Europe, as well as to reduce the cost of air traffic control services.

The European Union has also adopted legislation on airport charges (EU Directive 2009/12), which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all European airports with over five million passengers per year. Management believes that the scope that exists within this Directive to address abuses of their dominant positions by Europe’s larger airports is very limited. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings.”

The European Union has passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates. Some consumer law enforcement authorities argue that certain optional price components should be included in advertised prices and/or that certain optional services should be considered mandatory, which could limit the Company’s commercial freedom.

The European Union has also passed legislation governing the allocation and use of airport slots, a directive governing access to the ground handling market at EU airports, a directive on the terms of airlines’ participation in the EU Emissions Trading Scheme, regulations on passenger rights and the rights of passengers with reduced mobility, and several other legislative acts affecting air transport, including matters of aviation security, noise and social security.

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

The Company’s aircraft operated by Malta Air and Lauda Europe are registered in Malta, the aircraft operated by Buzz are registered in Poland and the aircraft operated by Ryanair U.K. are registered in the U.K. In each of these countries similar regulations apply to the registration of aircraft as those described above in relation to aircraft operated by Ryanair DAC, which are registered in Ireland.

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Similar competition laws apply at national level in EU member states, as well as in the U.K. and other non-EU countries where the Company operates. Ryanair is subject to the application of the general rules of competition law as well as specific rules on competition in the airline sector.

An aggrieved person may sue for breach of competition law in the courts of a member state and/or petition the European Commission or a national competition authority for an order to put an end to the breach of competition law. The European Commission and national competition authorities also may impose fines and daily penalties on businesses and the courts may award damages and other remedies (such as injunctions) in appropriate circumstances.

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

State Aid. The EU rules control aid granted by member states to businesses on a selective and discriminatory basis. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of state aid to an airline is subject to challenge before the European Commission or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon.

Under the terms of the EU—U.K. TCA, the U.K. has committed to develop a new State aid regime in order to prevent distortions of competition between the U.K. and the EU.

See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging state aid at certain airports” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Data Protection

Ryanair’s processing of personal data is subject to increasingly complex data protection laws including the EU’s GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR is directly applicable across the member states of the European Union and an equivalent data protection regime operates in the U.K. from January 1, 2021.  The GDPR imposes strict obligations on companies which process personal data, including requirements to implement appropriate security measures to ensure that processing, storing and transferring of personal data is done in accordance with the key data protection principles contained in the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data. It introduces new data subject rights, such as the “right to be forgotten” (to be erased from the databases of organizations holding their personal data, including erased from third party providers’ databases, provided there are no legitimate grounds for retaining the personal data) and the right to “data portability” (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

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

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements. All of Ryanair’s aircraft currently comply with these regulations. Certain airports in Ryanair’s network (including London Stansted, London Gatwick, Rome Ciampino, Dublin and Amsterdam) have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Acts 2000 to 2016 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair’s engineering facilities at Dublin Airport, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skavsta), Bergamo, Wroclaw, Kaunas, Seville, Madrid and Vienna. However, at all times Ryanair’s storage and handling of these substances complies with the relevant regulatory requirements. At Glasgow (Prestwick) and London (Stansted) maintenance facilities, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. Ryanair adheres to all local and EU regulations as applicable at its facilities.

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. According to the Air Travel Carbon and Energy Efficiency Report published by Brighter Planet, Ryanair is the industry leader in terms of environmental efficiency, and the Company is constantly working towards improving its performance. Additionally, in December 2020, CDP awarded Ryanair a (first time) “B” rating, with an “A” rating for environmental corporate governance.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” (“NG”) aircraft, and Ryanair now operates a fleet of mainly Boeing 737-800NG aircraft with an average age of 9 years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to a younger Boeing 737-800NG fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800NG aircraft. The Boeing 737-800NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737-800NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 “Gamechanger” aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brings the Company’s firm order to 210 Boeing 737-8200s with a total contract value of approximately US$9.6bn at standard list price of approximately US$103m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, should reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800NGs in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

●	operates with a high-seat density of 189 seats which will increase by 4% to 197 on the Boeing 737-8200 aircraft, the first of which delivered in June 2021, and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown. The Lauda Europe A320 fleet has a high density of 180 seats;
●	has reduced per passenger/Km emissions through high load factors (95% in fiscal year 2020, pre Covid-19);
●	better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;
●	provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
●	has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

Since 2020, the French legislature has been considering a proposal to ban certain short-haul flights, specifically where a suitable train alternative exists.  If passed, the legislation is expected to come into force in 2022 and could encourage other states to consider similar restrictions. Ryanair does not believe that any such measures can in fact make a significant contribution to reducing aviation’s environmental impact given that over half of all emissions from European aviation come from long-haul flights (which account for just a few percent of total European flights) and has argued that policy-makers should instead focus on measures that discourage connecting flights, the most environmentally inefficient form of air travel. A widespread introduction of bans on short haul flights could have a negative impact on the Company’s results and operations.

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions.

Management believes that this legislation is likely to have a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth.

Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2020, the Ryanair Group emitted 5.0m tCO2 (Calendar 2019: 13.08m), which equates to 0.25 tCO2 (Calendar 2019: 0.086) per passenger. This increase in tCO2  per passenger in 2020 was primarily due to significantly lower load factors (71% in fiscal year 2021, compared to 95% pre Covid-19) arising from European government lockdowns and travel restrictions throughout the Covid-19 crisis.

Aviation Taxes / Minimum Prices Proposals. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair paid approximately €630m in various environmental taxes in fiscal year 2020 up from approximately €540m in fiscal year 2019. Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

As a company, Ryanair believes in free market competition and that the imposition of aviation taxation would distort competition by favoring the less efficient flag carriers which generally have smaller and older aircraft, lower load factors,  which offer connecting flights and operate primarily into congested airports, and which, as a result, have a much higher fuel burn per passenger. Furthermore, the introduction of a tax at a European level only would distort competition between airlines operating solely within Europe and those operating also outside of Europe. Ryanair believes that the introduction of such a tax would also be incompatible with international law.

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

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than five million passengers per annum, and the airport with the highest passenger movement in each Member State, when setting airport charges, and provides for an appeals procedure for airlines in the event that they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure is effective or that it constrains those airports that are currently abusing their dominant position, in part because the legislation was transposed improperly in certain countries, such as Ireland and Spain, thereby depriving airlines of even the basic safeguards provided for in the Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

Slots

Currently, many of Ryanair Group’s airports have no “slot” allocation restrictions; however, traffic at a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law regulates the acquisition, transfer and loss of slots. The European Union adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the then existing allocation system. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots’ legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the “80/20 use it or lose it” rule for the IATA summer season 2020 due to the Covid-19 crisis. The “80/20” rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. Due to the Covid-19 crisis, airlines were unlikely to be able to demonstrate 80% use in the IATA summer season 2020. The suspension of the “80/20” rule was subsequently extended to the IATA winter season 2020/21, for the same reason. For the summer season 2021, the European Union adopted an amendment to the “80/20” rule, that allowed airlines not to use 50% of their airport slots whilst maintaining historic rights to these slots, and that imposed a reduced “50/50” usage requirement on the remaining slots. This amendment to the standard “80/20” rule may be extended in some form in the IATA winter season 2021/22, and possibly also in future scheduling seasons until traffic recovers to pre-Covid levels. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Other

The Company transitioned to local contracts of employment in a number of EU countries over the past two years, where this transition has occurred the Company is subject to local laws and regulations, examples below.

Health and occupational safety issues relating to Ryanair employees employed under Irish law are addressed in Ireland by the Safety, Health and Welfare at Work Act, 2005 (as amended) and other regulations under that act. Although licenses or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the “Authority”), which is the regulating body in this area. The Authority periodically reviews Ryanair DAC’s health and safety record and when appropriate, issues improvement notices or prohibition notices. Ryanair DAC has responded to all such notices to the satisfaction of the Authority.

For Malta Air and Lauda Europe, health and occupational safety issues are addressed in the Maltese Occupational Health and Safety Authority Act XXVII of 2000. Compliance is monitored by the Occupational Health and Safety Authority (“OHSA”), which enforces the law in workplaces. OHSA advises the Minister responsible for occupational health and safety regarding the making of regulations to promote, maintain and protect a high level of occupational health and safety, as well as takes enforcement action. OHSA can also carry out investigations on any matter concerning occupational health and safety.

The Polish Labor Code (Journal of Laws of 2019, item 1040, with amendments) covers health and occupational safety issues. Under Article 18 of the Labor Code, compliance with provisions on health and occupational safety is monitored by the National Labor Inspectorate (“Państwowa Inspekcja Pracy”) and the National Sanitary Inspectorate (“Państwowa Inspekcja Sanitarna”).

Occupational health and safety issues relating to Ryanair U.K. are governed by various legislation, the primary statute in England being the Health and Safety at Work etc. Act 1974 (the “Health and Safety at Work Act”). The Health and Safety Executive (“HSE”), monitors compliance with the Health and Safety at Work Act and related legislation.

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

From 1997 through June 30, 2021, the Ryanair Group launched service on more than 2,500 routes throughout Europe and also increased the frequency of service on a number of its principal routes. During that period, Ryanair established 86 airports as bases of operations. During fiscal years 2019 and 2020 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the U.K. (Ryanair U.K.) along with the acquisition of Lauda and Malta Air (both now based in Malta) to Ryanair DAC in Ireland. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 5m in fiscal year 1999 to approximately 149m in fiscal year 2020 (pre Covid-19), although this dropped to 27.5m in fiscal year 2021 as a result of travel restrictions and European government lockdowns due to the Covid-19 crisis. As of June 30, 2021, Ryanair had a principal fleet of 422 Boeing 737 (including 3 Boeing 737-8200 “Gamechangers”) aircraft, and 29 Airbus A320 aircraft and serves over 200 airports.

Ryanair expects to have approximately 600 narrow-body aircraft in its operating fleet following the delivery of all of the Boeing 737-8200 currently on order over the next five years. This is subject to lease hand-backs and disposals over the period meeting current expectations. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 1m passengers in the calendar year 1991 to approximately 152m passengers in the calendar year 2019 before the Covid-19 pandemic resulted in a severe decline in European traffic.

Total revenues decreased from €8,495m in fiscal year 2020 to €1,636m in fiscal year 2021 due to an 81% decrease in traffic to approximately 27.5m, offset by a 1% increase in average fare and a 3% increase in ancillary spend per passenger.

Reduced passenger volumes arising from European Governments’ imposed travel restrictions/lockdowns due to the Covid-19 pandemic resulted in operating losses. Ryanair’s total break-even load factor was 83% in fiscal year 2020 and 108% in fiscal year 2021. Ryanair recorded operating profits of €1,127m in fiscal year 2020 and an operating loss of €839m in fiscal year 2021. The Company recorded a profit after taxation of €649m in fiscal year 2020 and a loss after tax of €1,015m in fiscal year 2021. The decrease was primarily attributable to a decline in traffic as European Governments imposed travel restrictions/lockdowns due to the Covid-19 pandemic. Due to the grounding of over 99% of its fleet in the first quarter of fiscal year 2021 as a result of EU governments’ reaction to the spread of Covid-19 and the gradual ramp up of flight operations following the relaxation of lockdowns and travel restrictions, the Group expects traffic to increase significantly in fiscal year 2022. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— Ryanair Has Seasonally Grounded Aircraft.”

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, flight disruptions and other global economic impacts caused by the Covid-19 pandemic, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, potential break-up of the Eurozone; Brexit; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, and the financial impact of the Covid-19 crisis on European economies. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by fuel oil producers and the imposition of sustainable aviation fuel (SAF) mandates by the EU. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program and the two-year delay in the delivery of the new Boeing 737-8200 aircraft. In addition, the financing of new Boeing 737-8200 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “—Risks related to the Airline Industry— The Company is substantially dependent on discretionary air travel.”

RECENT OPERATING RESULTS

The Company’s net loss for the quarter ended June 30, 2021 (the first quarter of the Company’s fiscal year 2022) was €273m as compared to a net loss of €185m for the corresponding period of the previous year. The Company recorded an increase in operating loss, from an operating loss of €188m in the first quarter of fiscal year 2021 to an operating loss of €305m in the recently completed quarter. Total operating revenues increased from €125m in the first quarter of fiscal year 2021 to €371m in the first quarter of fiscal year 2022. Operating expenses increased from €313m in the first quarter of fiscal year 2021 to €675m in the first quarter of fiscal year 2022, driven primarily by variable costs as traffic increased from 0.5m to 8.1m passengers. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4,056m at June 30, 2021 as compared with €3,936m at June 30, 2020.

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

The Company believes that its critical accounting policies, which require management’s most difficult, subjective and complex judgments, are those which are described in this section. This critical accounting policies, the judgments and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements included in Item 18 and the discussion and analysis below. For additional detail on this policy, see Note 1, “Basis of preparation and significant accounting policies,” to the consolidated financial statements included in Item 18.

Long-lived assets

As of March 31, 2021, Ryanair had €8.36bn of property, plant and equipment long-lived assets, of which €8.19bn were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul and the potential for impairment based on the fair value of the assets and the cash flows they generate.

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

Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of an aircraft, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft. Despite the losses and cash outflows incurred in the current year as a result of the impact of covid-19, Ryanair is forecasting a return to profitability and positive cash flows in 2022 and subsequent years. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

The Company’s estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during prior periods. Aircraft are depreciated over a useful life of 23 years from the date of manufacture to residual value.

Derivative financial instruments

Ryanair uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

Ryanair recognizes all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2021, a liability of €46m (2020: net liability €1,228m) was recognized on balance sheet in respect of the Company’s jet fuel and carbon commodity derivative instruments and an asset of €171m (2020: net asset €486m) was recognized in respect of its foreign currency derivative instruments associated with future aircraft purchases.

Jet fuel and foreign currency forward contracts are designated as a hedge of the variability in cash flows of highly probable forecasted transactions, whereby the effective part of any gain or loss on the derivative financial instrument is recognized in other comprehensive income (included in “other reserves” on the balance sheet).

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the removal of flight restrictions imposed by European governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions, in particular for those forecast transactions that are still probable to occur, could have a significant effect on the assessment of hedge effectiveness.

In Quarter 2 of fiscal year 2022, the Group expects to operate approximately 83% of its pre Covid-19 schedules, with further growth into the winter.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules. At June 30, 2021, three Boeing 737-8200 aircraft had delivered, with a further nine due to deliver during summer 2021.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2021	2020	2019
Total revenues	100%	100%	100%
Scheduled revenues	63	66	68
Ancillary revenues	37	34	32
Total operating expenses	151	87	87
Fuel and oil	33	33	32
Airport and handling charges	18	13	14
Staff costs	29	13	13
Route charges	11	9	10
Depreciation	35	9	8
Marketing, distribution and other	12	7	7
Maintenance, materials and repairs	13	3	2
Aircraft rentals	—	—	1
Operating (loss)/profit	(51)	13	13
Net finance expense	(17)	(5)	(1)
(Loss)/profit before tax	(68)	8	12
Tax credit/(expense) on (loss)/profit	6	—	(1)
(Loss)/profit after taxation	(62)	8	11

FISCAL YEAR 2021 COMPARED WITH FISCAL YEAR 2020

(Loss)/profit after taxation. Ryanair recorded a loss after taxation of €1,015m in fiscal year 2021, as compared with a profit after taxation of €649m in fiscal year 2020. This decrease was primarily attributable to an 81% decline in traffic as European Governments imposed travel restrictions/lockdowns due to the Covid-19 pandemic.

Scheduled revenues. Ryanair's scheduled passenger revenues decreased by 81%, from €5,566m in fiscal year 2020 to €1,036m in fiscal year 2021, primarily reflecting an 81% decline in traffic to 27.5m passengers as European Governments imposed travel restrictions/lockdowns due to the Covid-19 pandemic. This grounded approx. 99% of the Group’s fleet for almost 4 months (from mid-March to late June). The Group operated approximately 26% of its normal twelve months schedule with a 71% load factor.

Scheduled passenger revenues accounted for 66% of Ryanair's total revenues in fiscal year 2020 and 63% in fiscal year 2021.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, decreased by 80%, from €2,929m in fiscal year 2020 to €600m in fiscal year 2021. The overall decrease in ancillary revenues was due to an 81% decline in traffic to 27.5m passengers offset somewhat by a solid performance in priority boarding and reserved seating.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 87% in fiscal year 2020 compared to 151% in fiscal year 2021. In absolute terms, total operating expenses decreased by 66%, from €7,367m in fiscal year 2020 to €2,475m in fiscal year 2021, principally as a result of reduction in sectors flown, arising from Covid-19 fleet groundings and cost control initiatives implemented throughout fiscal year 2021. Fuel remained flat as a percentage of total revenues. Airport and handling charges, staff costs, route charges, depreciation, marketing, distribution and other and maintenance, materials and repairs increased as a percentage of total revenues due to lower load factors and reduced flights.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for fiscal years 2021 and 2020 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,
	2021	2020	% Change
	€	€
Fuel and oil	19.72	18.59	(6)
Airport and handling charges	10.44	7.67	(36)
Staff costs	17.16	7.45	(130)
Route charges	6.81	4.95	(38)
Depreciation	20.75	5.04	(312)
Marketing, distribution and other	7.32	3.9	(88)
Maintenance, materials and repairs	7.51	1.73	(334)
Aircraft rentals	0.24	0.26	8
Total operating expenses	89.95	49.59	(81)

Fuel and oil. Ryanair's fuel and oil costs per passenger increased by 6%, while in absolute terms, these costs decreased by 80% from €2,762m in fiscal year 2020 to €543m in fiscal year 2021, in each case after giving effect to the Group’s fuel hedging activities. The 80% decrease reflected a 75% reduction in sectors flown, arising from Covid-19 fleet groundings. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased by 16% from €2.06 per U.S. gallon in fiscal year 2020 to €1.74 per U.S. gallon in fiscal year 2021, in each case excluding the ineffectiveness charge on jet fuel hedges which is included in finance expense in the consolidated income statement.

Airport and handling charges. Ryanair's airport and handling charges per passenger increased by 36% in fiscal year 2021 compared to fiscal year 2020. In absolute terms, airport and handling charges decreased by 75%, from €1,140m in fiscal year 2020 to €287m in fiscal year 2021, broadly reflecting a decline in traffic allied to reduced charges.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 130% on a per passenger basis, while in absolute terms, these costs decreased by 57%, from €1,107 million in fiscal year 2020 to €472m in fiscal year 2021. The decrease in absolute terms was primarily attributable to reduced flight hours, Group wide pay cuts and participation in European Government payroll support schemes.

Route charges. Ryanair's route charges per passenger increased by 38%. In absolute terms, route charges decreased by 75%, from €736m in fiscal year 2020 to €187m in fiscal year 2021, primarily as a result of lower sectors arising from Covid-19 travel restrictions.

Depreciation. Ryanair's depreciation per passenger increased by 312%, while in absolute terms these costs decreased by 24% from €749m in fiscal year 2020 to €571m in fiscal year 2021. The decrease was primarily attributable to lower amortization as a result of reduced aircraft utilization, and aircraft sales.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 88% on a per passenger basis in fiscal year 2021, while in absolute terms, these costs decreased by 65%, from €579m in fiscal year 2020 to €202m in fiscal year 2021, with the overall decrease reflecting lower discretionary spending across the Group airlines and fewer flights qualifying for EU 261 compensation due to improved (96%) on-time performance.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, increased by

334% on a per passenger basis, while in absolute terms these expenses decreased by 19% from €256m in fiscal year 2020 to €207m in fiscal year 2021. The decrease in absolute terms during the fiscal year was due to reduced aircraft utilization, offset by lease hand back charges.

Aircraft rentals. These expenses decreased by 6% on a per passenger basis, while in absolute terms these expenses decreased by 82% from €38m reported in fiscal year 2020 to €7m in fiscal year 2021, reflecting 11 fewer leased B737 aircraft in the fleet.

Operating (loss)/profit. As a result of the factors outlined above, an operating loss per passenger was recorded in fiscal year 2021, compared to an operating profit per passenger in fiscal year 2020.

Finance expense. Ryanair's interest and similar charges decreased by €183m, from €480m in fiscal year 2020 to €297m in fiscal year 2021 primarily due to a hedge ineffectiveness charge of €192m (net of tax) in relation to jet fuel hedges (2020: €353m charge) and an €8m charge (net of tax) in relation to ineffective currency cashflow hedges arising from delayed aircraft capital expenditure (2020: €39m gain). This was offset by an increase in gross debt by €1,216m to €5,427m due to €850m Eurobond issuance in September 2020 and the drawdown of £600m unsecured debt under the HMT and Bank of England CCFF, offset by secured debt and lease liability payments.

Finance income. Ryanair’s interest income decreased by €5m from €21m in fiscal year 2020 to €16m in fiscal year 2021, primarily due to lower cash deposits and negative deposit interest rates.

Foreign exchange gains/losses. Ryanair recorded foreign exchange gains of €12m in fiscal year 2021, and foreign exchange gains of €2m in fiscal year 2020, primarily due to the impact of euro exchange rates against U.S. dollar and U.K. pound sterling.

Taxation. The effective tax rate for fiscal year 2021 was 8.4%, as compared to an effective tax rate of 3.2% in fiscal year 2020, reflecting increased deferred tax credits incurred primarily relating to operating losses.

FISCAL YEAR 2020 COMPARED WITH FISCAL YEAR 2019

A discussion of fiscal year 2020 compared with fiscal year 2019 is included in Ryanair’s 2020 Annual Report and Form 20-F.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and any instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2021 and 2020 of €3,150m and €3,808m, respectively. The €658m reduction in gross cash resources year on year primarily reflects outflows arising from operating losses incurred in fiscal year 2021 coupled with reduced forward booking levels, offset by a reduction in capital expenditure, the receipt of supplier reimbursements, proceeds from share issues and an increase in long-term borrowings.

The Company’s net cash outflow from operating activities in fiscal year 2021 amounted to €2,448m (fiscal year 2020 net cash inflow of €1,327m). The €3,775m decrease in net cash flows from operating activities year on year primarily reflects the Covid-19 pandemic related material deterioration in operating performance year on year together with reduced forward booking levels.

During fiscal year 2021, Ryanair’s primary cash requirements have been for operating expenses, refunds in respect of cancelled services, payments due on unutilized fuel hedges and payments on indebtedness. Proceeds from new long-term borrowings and net proceeds from shares issued were the primary source of funding cash requirements in fiscal year 2021. In fiscal  year 2020, Ryanair’s primary cash requirements were for operating expenses, aircraft and aircraft related capital expenditure, payments on related indebtedness, payments of corporation tax and €581m of share buybacks. Cash generated from operations were the primary source for cash requirements in fiscal year 2020.

The Company’s net cash inflows from operating activities (inclusive of net foreign exchange differences) in fiscal years 2020 and 2019 amounted to €1,327m and €1,759m, respectively. The €432m decrease in net cash flows from operating activities before net foreign exchange differences for fiscal year 2020 compared to fiscal year 2019 was principally due to  reductions in accrued expenses and profit after tax.

The Company’s net cash provided by investing activities in fiscal year 2021 totaled €937m, primarily reflecting a reduction in financial assets and the receipt of supplier reimbursements, offset by 295m capital expenditure in relation to property, plant and equipment.

The Company’s net cash used in investing activities in fiscal year 2020 totaled €301m, reflecting capital expenditure of €579m, offset by a decrease in financial assets of €278m.

Net cash provided by financing activities (inclusive of net foreign exchange differences) totaled €1,623m in fiscal year 2021, largely reflecting proceeds from new borrowings and net proceeds from shares issued offset by repayments of long-term borrowings and lease liabilities.

Net cash used in financing activities (inclusive of net foreign exchange differences) totaled €287m in fiscal year 2020, largely reflecting share buybacks of €581m and repayments of long-term borrowings of €408m offset by proceeds from a new €750m syndicated bank facility.

Capital Expenditures. Capital Expenditures in fiscal years 2021 and 2020 were €295m and €579m respectively. Prior to fiscal year 2014, Ryanair funded a significant portion of its acquisition of new Boeing 737 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2021, Ryanair had a fleet of 422 Boeing 737 aircraft, 66 of which were funded by Ex-Im Bank-guaranteed financing. At March 31, 2021, 3 Boeing 737s were financed through lease arrangements, 183 Boeing 737s were financed from Ryanair’s own resources on an unsecured basis and the remaining 171 Boeing 737s, have no outstanding remaining debt. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2022.

The following table sets forth the dates on which and the number of aircraft that will be delivered to the Company:

	At March 31,
Fiscal Year End	2021	2022	2023	2024	2025	2026	Total
Opening Fleet	466	451	499	542	583	600	466
Firm deliveries under 2014 Boeing Contract	—	61	55	57	37	—	210
Planned returns or disposals	(18)	(13)	(10)	(10)	(3)	—	(54)
A320 operating leases	3	—	(2)	(6)	(17)	(4)	(26)
Closing Fleet	451	499	542	583	600	596	596

Capital Resources. Ryanair’s debt (including current maturities) totaled €4,211m at March 31, 2020 and €5,427m at March 31, 2021, with the change being primarily attributable to addition of a 5-year (unsecured) €850m Eurobond and £600m unsecured CCFF facility offset by repayments of long term borrowings and lease liabilities. Please see the table “Obligations Due by Period” on page 59 for more information on Ryanair’s long-term debt (including current maturities) and leases as of March 31, 2021. See also Note 13 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2021, 66 of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

At March 31, 2021, there were 29 leased A320 aircraft in the Lauda Europe fleet.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 16% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, this is currently managed as part of the Ryanair risk management strategy. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with remaining maturities of up to 5 years in respect of approximately 84% of its outstanding aircraft debt financing at March 31, 2021 and approximately 16% of total debt was floating rate at that date.

Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-8200 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB credit rating from Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €850m in 1.875% unsecured Eurobonds with a 7-year tenor in June 2014 (repaid in June 2021), issuance of €850m in 1.125% unsecured Eurobonds with an 8-year tenor in March 2015, issuance of €750m in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017, issuance of €850m in 2.875% unsecured Eurobonds with a 5-year tenor in September 2020 and €1,200m unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 66 aircraft delivered and remaining in the fleet as of March 31, 2021 rests with a number of United States special purpose vehicles (the “SPVs”). The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

Under the Aviation Sector Understanding which came into effect from January 1, 2013, the fees payable to Ex-Im Bank for the provision of loan guarantees significantly increased, thereby making it more expensive than more traditional forms of financing. As a result, Ryanair’s current intention is to finance the new aircraft obtained under the 2014 Boeing Contract through a combination of internally generated cash flows, debt financing from commercial banks, debt financing through the capital markets in a secured and unsecured manner, JOLCOs and sale and leasebacks. These forms of financing are generally accepted in the aviation industry and are currently widely available for companies who have the credit quality of Ryanair. Ryanair may periodically use Ex-Im Bank loan guarantees when appropriate.

Ryanair intends to finance pre-delivery payments (“Aircraft Deposits”) to Boeing in respect of the new aircraft via internally generated cash flows similar to all previous Aircraft Deposit payments.

At March 31, 2021, Ryanair had 32 leased aircraft in the fleet including the 29 Lauda Airbus A320 leases. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 32 leases are U.S. dollar-denominated and require Ryanair Group airlines to make fixed rental payments and, following the adoption of IFRS16 are shown as lease liabilities on the Group’s balance sheet (with related right of use assets also recognized). 5 of these leases are due to mature in the next 2 years (with 3 Boeing 737-800NG leases maturing before the end of Quarter 1, fiscal year 2022). In addition to the above, the Company financed 30 of the Boeing 737 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. None of these JOLCO arrangements are still outstanding as of March 31, 2021. These structures were originally accounted for as finance leases under IAS 17 and were initially recorded at fair value on the Group’s balance sheet. Under each of these contracts, Ryanair had a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years.  Ryanair exercised this option for 10 of these aircraft in fiscal year 2021.

Since, under each of the Group’s leases, the Group has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe checks, engine maintenance checks and restitution of major life limited parts by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

Ryanair currently has corporate ratings of BBB from both S&P and Fitch Ratings and a €5bn EMTN program. Ryanair issued €850m in unsecured Eurobonds with a 7-year tenor at a coupon of 1.875% in June 2014 (repaid in June 2021), €850m in unsecured Eurobonds with an 8-year tenor at a coupon of 1.125% in March 2015, €750m in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017, €850m in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020, and €1,200m in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €750m general corporate purposes unsecured term loan facility, with a syndicate of 10 banks. The facility is at a cost of 0.75% per annum and has a 5-year tenor. Additionally, in April 2020, Ryanair raised £600m unsecured debt under the HMT and Bank of England CCFF at a 0.44% interest rate. This debt was subsequently extended in March 2021 for a further 12 months at a 0.46% interest rate.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2021. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 24 to the consolidated financial statements included in Item 18.

The amounts listed under “Purchase Obligations” in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract and are calculated by multiplying the number of firm aircraft the Company is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately US$102.5m for each aircraft (net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, and taking account of advance payments paid in prior fiscal years) pursuant to the relevant contract, with the dollar-denominated obligations being converted into euro at an exchange rate of U.S. $1.1725 = €1.00 (based on the European Central Bank Rate on March 31, 2021). The Company is eligible for further customer specific credits (reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the delayed commencement of aircraft deliveries), which will reduce the average amount payable per aircraft. Under the terms of the 2014 Boeing Contract, the Company is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase obligations detailed below are based on an estimated delivery schedule as of March 31, 2021.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2021.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Debt (a)	5,244.0	1,726.0	998.0	2,520.0	—
Purchase Obligations (b)	7,752.0	1,801.0	5,063.0	888.0	—
Operating Lease Obligations	189.0	56.3	54.6	78.1	—
Future Interest Payments (c)	237.0	72.0	51.0	115.0	—
Total Contractual Obligations	13,422.0	3,655.3	6,166.6	3,601.1	—

(a)	For additional information on Ryanair’s debt obligations, see Note 13 and Note 24 to the consolidated financial statements included in Item 18.
(b)	This reflects the 210 firm aircraft ordered under the 2014 Boeing Contract assuming delivery of 61 aircraft in fiscal year 2022, 57 in fiscal year 2023 and 92 thereafter. For additional information on the Company’s purchase obligation, see Note 24 to the consolidated financial statements included in Item 18.
(c)	In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

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

Guarantees. Ryanair Holdings has provided an aggregate of approximately €5,432m (as at March 31, 2021) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract under which there was a total of 210 firm aircraft under order as at March 31, 2021 amounting to approximately U.S. $9.6bn at the standard list price of US$102.5m (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

INFLATION

Inflation did not have a significant effect on the Company’s results of operations and financial condition during the three fiscal years ended March 31, 2021.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of Ryanair Holdings and Ryanair as of July 23, 2021:

Name	Age	Positions
Stan McCarthy (b)(c)	63	Chairman & Director
Louise Phelan (b)(c)	54	Senior Independent Director
Róisín Brennan (a)(d)	56	Director
Michael Cawley (b)(d)	67	Director
Emer Daly (a)	58	Director
Howard Millar (b)(c)	60	Director
Dick Milliken (a)	70	Director
Mike O’Brien (e)	77	Director
Michael O’Leary (b)	60	Director & Group CEO
Julie O’Neill (d)	66	Director

(a) Audit Committee.	(d) Remuneration Committee.
(b) Executive Committee.	(e) Safety & Security Committee.
(c) Nomination Committee.

Stan McCarthy was appointed as a Director of Ryanair in May 2017, Deputy Chairman in April 2019 and Chairman in June 2020. Mr. McCarthy was Chief Executive of Kerry Group plc from January 2008 until September 2017. Mr. McCarthy joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. Mr. McCarthy is an investor, advisor and Board member of a number of privately-owned companies in diverse industries. An active philanthropist in both Ireland and the US, he donates to various organizations in health, education and poverty reduction. He has dual Irish and U.S. citizenship.

Louise Phelan has served as a Director since December 2012 and was appointed Senior Independent Director (SID) in June 2020. Ms. Phelan is currently Group CEO of the Phelan Energy Group. Prior to that, Ms. Phelan was Vice President of PayPal, leading a global team in Continental Europe, Middle East and Africa, having previously spent 16 years with General Electric in various leadership roles. She is an Irish citizen.

Róisín Brennan has served as a Director since May 2018. Ms. Brennan is a former Chief Executive of IBI Corporate Finance Ltd where she had extensive experience advising public companies in Ireland. She is currently a Non-Executive Director of Hibernia REIT plc, Musgrave Group plc, Glanbia plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016. She is an Irish Citizen.

Michael Cawley has served as a Director since September 2014. Mr. Cawley previously worked with Ryanair for 17 years as Ryanair’s Deputy CEO and Chief Operating Officer until he retired in March 2014. Mr. Cawley’s other Non-Executive Directorships include Flutter Entertainment plc, Kingspan Group plc and Hostelworld Group plc. He is an Irish citizen.

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

Howard Millar was appointed as a Director of Ryanair in August 2015.  Mr. Millar had served as Ryanair’s Deputy CEO and Chief Financial Officer from 2003 to December 2014 having previously been Director of Finance from 1993 and Financial Controller in 1992. Mr. Millar currently serves as CEO of Sirius Aviation Capital Holdings Ltd. Mr. Millar is a member of Irelandia Aviation’s advisory board and a Non-Executive Director of Viva Latinamerica the holding company for the airlines Viva Colombia and Viva Peru. He is an Irish citizen.

R.A. (Dick) Milliken has served as a Director since July 2013 having previously been Chief Financial Officer of Almac Group and former Chief Executive of Lamont plc. He is a former council member of the Institute of Chartered Accountants in Ireland. Mr. Milliken is Chairman of Lotus Group and a Director of a number of private companies. He is a British citizen.

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

Julie O’Neill has served as a Director since December 2012. She was Secretary General of the Irish Department of Transport from 2002 to 2009 and served in eight Government Departments over the course of 37 years in the Irish public service. She is Chairperson of The Convention Centre Dublin, a Non-Executive Director of AXA Life Europe, XL Insurance Company SE and Architas Multi-manager Europe Ltd. and a Senior Advisor at AMP Capital (U.K.) Ltd. She previously chaired the Sustainable Energy Authority of Ireland and served as Senior Independent Director of Permanent TSB Group plc. She is an Irish citizen.

The Board of Directors has established a number of committees, including the following:

(a)Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. Milliken, Ms. Brennan and Ms. Daly are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), a independent Non-Executive Director, Mr. Milliken, is the chair of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(b)Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Ms. Phelan, Mr. McCarthy, Mr. Cawley, Mr. Millar and Mr. O’Leary are members of the Executive Committee.

(c)Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy, Ms. Phelan and Mr. Millar are the members of the Nomination Committee.

(d)Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Executives of the Company and to administer the share based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Remuneration Committee determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Ms. O’Neill, Ms. Brennan and Mr. Cawley are the members of the Remuneration Committee.

(e)Safety & Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and related issues. The Safety and Security Committee reports to the full Board of Directors each quarter. The Safety and Security Committee is composed of Mr. O’Brien and Mr. Sorahan, (Accountable Manager Ryanair DAC and Ryanair UK) who both act as co-chair. Other attendees include the Group Airline Accountable Managers, nominated persons and the Chief Risk Officer, Ms. Carol Sharkey. A number of other managers are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators’ requirements.

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

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

●	The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33 1/3% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of two shareholders, regardless of the level of their aggregate share ownership.

●	The Company is exempt from NASDAQ’s requirement with respect to Audit Committee approval of related party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ’s Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules and the Irish Companies Act.

●	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the NASDAQ rules, whether shareholder approval is required for such transactions depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the value of a transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests.

●	NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Act. However, it has been Ryanair’s policy to solicit holders of ADSs, and will do so again, once the restriction on non-EU shareholders voting rights because of Brexit has been removed. For additional information, please see “Item 3 Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”. Details of Ryanair’s annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act, the Company’s Articles of Association and the Irish Listing Rules.

●	NASDAQ requires that all members of a listed company’s Nominating Committee be independent Directors, unless the Company, as a foreign private issuer, provides an attestation of non-conforming practice based upon home country practice and then discloses such non-conforming practice annually in its Form 20-F.

The Company also follows certain other practices under the U.K. Corporate Governance Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company’s Annual Report on Form 20-F. The Board of Directors has determined that each of the Company’s nine serving Non-Executive Directors is “independent” under the standards set forth in the U.K. Corporate Governance Code (the “Code”).

Under the Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 5605(a)(12). Instead, the Board of Directors determines whether the Director is independent, and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director’s judgment. Under the Code, the Board of Directors may determine that a Director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Code specifies that relationships or circumstances that may be relevant include whether the Director: (i) is or has been an employee of the relevant company or group within the last five years; (ii) has, or has had within the last three years a direct or indirect material business relationship with such company; (iii) has received or receives payments from such company, subject to certain exceptions; (iv) has close family ties with any of the Company’s advisers, Directors or senior employees; (v) holds cross-Directorships or other significant links with other Directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years.

In determining that each of the nine serving Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Directors Messrs. Cawley, Millar and O’Brien.

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

Executive Officers

The following table sets forth certain information concerning the Executive Officers of the Ryanair Group at July 23, 2021:

Name	Age	Position
Michael O’Leary	60	Group CEO
Neil Sorahan	49	Group CFO
Juliusz Komorek	43	Group CLO; Co. Secretary
Edward Wilson	57	Ryanair CEO
Carol Sharkey	46	Chief Risk Officer
Tracey McCann	47	Ryanair CFO
Andreas Gruber	36	Lauda Joint CEO
David O'Brien	57	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	42	Buzz CEO
John Hurley	46	CTO

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

Tracey McCann. Tracey was appointed Ryanair CFO in January 2020 having previously served as Ryanair’s Director of Finance. She joined Ryanair in 1991 and has held various senior finance roles.

Andreas Gruber. Andreas was appointed CEO of Lauda in early 2018. Prior to that, he held various operational and network planning roles within the Aerberlin Group. Andreas remained as CEO of Lauda following its acquisition by the Ryanair Group and is currently Lauda’s Joint CEO.

David O’Brien. David was appointed Joint CEO Lauda in April 2020 and CEO of Malta Air in December 2020, having previously served as Ryanair’s CCO since January 2014. Prior to that David was Ryanair’s Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

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

John Hurley. John was appointed CTO in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Ltd and Education Multimedia Group and has over 20 years of experience in the IT industry.

Compensation of Directors and Executive Officers

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors) named above in fiscal year 2021 was €6.6m. For details of Mr. O’Leary’s compensation in such fiscal year, see “—Remuneration Agreement with Mr. O’Leary” below.

Each of Ryanair Holdings’ Non-Executive Directors is entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board receives a fee of €100,000 per annum. The additional remuneration paid to all Committee members for service on that committee is €15,000 per annum, with the exception of the Chair of the Safety and Security Committee who is entitled to receive €40,000 per annum in connection with the additional duties in relation to that committee.

For further details of share based remuneration that have been granted to the Company’s employees, including the Executive Officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 20 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O’Leary

The Group CEO is the only Executive Director of the Board. In February 2019, Mr. O’Leary signed a five-year contract as Group CEO commencing April 1, 2019 and expiring on July 31, 2024. As part of this contract the Group CEO agreed to a 50% cut in base pay from €1m to €500,000 per annum, a 50% cut to his maximum annual bonus (to €500,000) and, in line with best practice in the updated Corporate Governance Code, he does not receive any pension benefits from Ryanair. This new contract also includes 10m share options at a strike price of €11.12 which are exercisable at a price of €11.12 if the profit after tax (PAT) of Ryanair Holdings plc is doubled to exceed €2bn in any fiscal year up to March 31, 2024 and/or the share price of Ryanair Holdings plc exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2024 (and so long as Mr. O’Leary continues to be employed by the Group until July 31, 2024). Such options, to the extent that they vest, are exercisable between September 30, 2024 and early February 2026. The accounting charge for the share based remuneration is approximately €1.8m per annum over the 5 year term of the Group CEO’s contract of employment. In March 2020, Mr. O’Leary agreed to further reduce his base pay to €250,000 until the end of fiscal year 2021 as part of the Company’s response to the Covid-19 crisis.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team (including all Group airlines) at each of March 31, 2021, 2020 and 2019:

	Number of Staff at March 31,
Classification	2021	2020	2019
Management	97	150	177
Administrative/IT Labs	759	859	992
Maintenance	417	395	426
Ground Operations	312	555	704
Pilots	5,170	5,584	5,446
Cabin Crew	8,261	9,725	9,095
Total	15,016	17,268	16,840

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

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft type flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control.  The consolidation within the aviation industry, airline closures and downsizing has resulted in an increase in pilot applications to join Ryanair. Ryanair has also been able to satisfy its needs for additional pilots and cabin crew through the use of contract agencies. These contract pilots and cabin crew are included in the table above.

Ryanair’s crew earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by industry standards or regulations governing maximum working hours.) Ryanair’s pilots are currently subject to EASA-approved limits of 900 flight-hours per calendar year.

If more stringent regulations on flight-hours were to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair Holdings’ shareholders have approved a number of share based remuneration plans for employees and Directors including Share Option Plan 2013 and LTIP 2019 (which replaces Option Plan 2013 for share based remuneration granted after the 2019 AGM). Ryanair Holdings has  issued share options to several of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information – Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2021, there were 1,128,585,028 Ordinary Shares outstanding. As of that date, 97,672,993 ADRs, representing 488,364,966 Ordinary Shares, were held of record in the United States by 51 holders, and represented in the aggregate 43.3% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2021, June 30, 2020 and June 30, 2019, the latest practicable date prior to the Company’s publication of its statutory Annual Report in each of the relevant years.

	As of June 30, 2021		As of June 30, 2020		As of June 30, 2019
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	130,030,773	11.5%	57,032,560	5.2%	59,883,817	5.3%
Baillie Gifford	102,427,272	9.1%	66,071,123	6.1%	61,916,922	5.5%
HSBC Holdings PLC	82,194,848	7.3%	67,354,927	6.2%	—	—
Société Générale SA (SG SA)	79,113,810	7.0%	—	—	—	—
Parvus Asset Management Europe	57,414,314	5.1%	—	—	—	—
AKO Capital	54,195,746	4.8%	52,742,694	4.8%	54,851,101	4.9%
Fidelity	47,096,727	4.2%	37,445,184	3.4%	—	—
Egerton Capital	46,430,130	4.1%	51,570,640	4.7%	—	—
Michael O’Leary	44,096,725	3.9%	44,096,725	4.0%	44,096,725	3.9%
MFS	39,839,051	3.5%	42,511,940	3.9%	—	—

As of June 30, 2021, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 45,353,918 Ordinary Shares, representing 4.02% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 20(d) to the consolidated financial statements included herein.

As of March 31, 2021, there were 1,128,062,028 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes shareholdings in excess of 3% or more of the Ordinary Shares as of March 31, 2021, March 31, 2020 and March 31, 2019.

	As of March 31, 2021		As of March 31, 2020		As of March 31, 2019
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	127,825,495	11.3%	39,857,370	3.5%	100,394,424	8.9%
Baillie Gifford	105,753,192	9.4%	64,478,495	5.9%	58,805,558	5.2%
Société Générale SA (SG SA)	82,686,947	7.3%	-	-	-	-
HSBC Holdings PLC	81,175,344	7.2%	62,229,577	5.7%	-	-
AKO Capital	54,526,393	4.8%	55,240,252	5.1%	51,079,882	4.5%
Fidelity	47,674,061	4.2%	34,436,688	3.1%	-	-
Egerton Capital	46,270,426	4.1%	47,829,821	4.4%	-	-
Michael O’Leary	44,096,725	3.9%	44,096,725	4.0%	44,096,725	3.9%
Parvus Asset Management Europe	41,007,236	3.6%	-	-	-	-
MFS	39,933,396	3.5%	42,478,088	3.9%	-	-

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 28 to the consolidated financial statements) in the three fiscal years ending March 31, 2021 or in the period from March 31, 2021 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission finding that there was state aid.  In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid.  In 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In 2018, the EU General Court upheld the European Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.  Ryanair appealed these four negative rulings to the European Court of Justice, but in December 2019 Ryanair discontinued the appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport is pending.  In September 2020, the EU General Court hearing of Ryanair’s appeal of the Klagenfurt “aid” decision took place.  The judgment is expected in 2021.  In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair  appealed the Montpellier “aid” decision to the General Court. It is expected that the appeal proceedings before the General Court regarding Ryanair’s arrangements at Montpellier airport will conclude in 2022 or 2023.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing and Ryanair currently expects that they will conclude in 2021, with any European Commission decisions appealable to the EU General Court.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in Ireland, Germany, France, Italy, Switzerland and the US.

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

U.S. Litigation. In November 2018, a putative securities class action complaint was filed against the Company and Mr. O’Leary in the United States District Court for the Southern District of New York (the “District Court”). The District Court appointed lead plaintiffs, the City of Birmingham Retirement and Relief System and City of Birmingham Firemen’s and Policemen’s Supplemental Pension System (the “Birmingham Funds”), in January 2019. The Birmingham Funds filed an amended complaint in April 2019 that purports to be on behalf of purchasers of Ryanair American Depositary Shares (“ADSs”) between May 30, 2017 and September 28, 2018. The amended complaint alleges, among other things, that in filings with the SEC, investor calls, interviews, and other communications, the Company and/or Mr. O’Leary made materially false and misleading statements and omissions regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the likelihood and financial impact of unionization, which allegedly artificially inflated the market value of the Company’s securities. In June 2020, the District Court issued a ruling dismissing in part the Birmingham Funds’ claims, including claims regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the financial impact of unionization. The Birmingham Funds’ claims regarding the likelihood of unionization were not dismissed. In March 2021, the Birmingham Funds issued a motion to amend their claim seeking, among other things, to re-introduce prior dismissed claims.  The Company and Mr. O’Leary filed an opposition to the motion to amend in May 2021.

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

In fiscal year 2021 the Company issued approximately 35.2m shares under a non-pre-emptive placing to a number of institutional investors and certain of the Company’s directors and members of its senior management team. The shares were issued at a price of €11.35 per share raising gross proceeds of approximately €400m. The shares issued represented approximately 3.2% of the Company’s issued share capital immediately prior to the placing.”

See “Item 9. The Offer and Listing—Trading Markets and Share Prices” below for further information regarding share buybacks.

SIGNIFICANT CHANGES

In May 2021, the Group raised approximately €1.2bn, 5-year unsecured, Eurobonds at a fixed coupon of 0.875% for general corporate purposes.

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

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2017	276.0	2,555.8
2018	46.7	829.1
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
Period through July 23, 2021	—	—
Total	407.7	4,525.9

At an EGM of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of June 30, 2021, the total number of options over Ordinary Shares outstanding under the Company’s Option Plan 2013 was 29.2m, representing 2.6% of the Company’s issued share capital at that date. As of June 30, 2021, the total number of conditional share awards outstanding under the Company’s LTIP 2019 was 0.6m, representing 0.0% of the Company’s issued share capital at that date.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2021, a total of 1,128,062,028 Ordinary Shares were outstanding.

On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, with a par value of 1.27 euro cent, was split into two new Ordinary Shares, with a par value of 0.635 euro. On October 27, 2015, the Company completed a capital reorganization which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8m ordinary shares to 1,319.3m as at that date. The par value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro each under the reorganization. All ‘B’ Shares and Deferred Shares issued in connection with the B scheme were either redeemed or cancelled during fiscal year 2016 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders.

Options to Purchase Securities from Registrant or Subsidiaries

During fiscal year 2014, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s 2013 AGM (referred to herein as “Option Plan 2013”), under which all employees and Directors were eligible to receive options.  Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2014 (Option Plan 2013 was replaced by LTIP 2019 following shareholder approval at the 2019 AGM – see details below). Options are subject to a 5-year performance period. Under the rules of Option Plan 2013, no option is capable of being exercised after the eighth anniversary of the date of grant.  The Remuneration Committee (“Remco”) has discretion to determine the financial performance targets that must be met with respect to the financial year.  Those targets relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax (“PAT”) figures for each of the financial years of the performance period and/or certain share price targets.

Under Option Plan 2013, 36 senior managers were granted 10m share options, in aggregate, at a strike price of €6.25 in July 2014. These options vested in May 2019 for Managers/Directors who continued to be employed at April 30, 2019.  Further, 3.5m share options were granted, in aggregate, to Executive Officers (excluding Mr. O’Leary) at a strike price of €6.74 in October 2014.  These options vested in July 2019.  In November 2014, 5m options were granted to Mr. O’Leary as part of his 5-year employment contract.  These options, which were granted at a strike price of €8.35, vested in July 2019.  During fiscal year 2016, 30,000 options were granted to new Non-Executive Board members at a strike price of €11.38.  These options vested in May 2019. During the fiscal year 2017, 34 managers (excluding the Executive Officers) were granted 3m share options, in aggregate, at a strike price of €12.00. These options were subject to certain targets in relation to PAT and/or share price and partially vested in March 2021. The balance will vest in March 2023, subject to performance conditions being met and the managers remaining in the Group’s employment until March 31, 2023. During fiscal year 2018, 100,000 options were granted at a strike price of €17.55 to a new senior manager as part of their employment contract. These options vested in May 2018.  During fiscal year 2019, 10m options were granted to Mr. O’Leary as part of his new 5-year contract as Group CEO. These options, which were granted at a strike price of €11.12, will only vest in their entirety if the Group’s PAT doubles to exceed €2bn in any fiscal year up to, and including, fiscal year 2024 or, alternatively, the Company’s share price is equal to or exceeds €21.00 for any 28 day calendar period between April 1, 2021 and March 31, 2024 and, subject to the exceptions provided for in the rules of Option Plan 2013, will only be available if Mr. O’Leary continues to be employed by the Group through July 31, 2024.  Also, during fiscal year 2019, 102 managers and the 9 Non-Executive Board Members were granted 10m share options, in aggregate (of which a cumulative 450,000 relates to Non-Executive Directors), at a strike price of €11.12. These options have the same vesting conditions as Mr. O’Leary’s fiscal year 2019 grant referred to above.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan (“LTIP 2019”), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by Remco (with the assistance of Deloitte) of the Company’s remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company’s strategic objectives and aligns with external views on executive compensation.  Awards to employees under LTIP 2019 will ordinarily be in the form of performance-based shares (“conditional shares”) with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 also includes the ability to make awards of share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group’s executive management team.  Non-executive directors will not be eligible to receive share option or performance-based-share awards under LTIP 2019.  LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management.  In aggregate, in any ten-year period, the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. Remco has determined that Mr. O’Leary will not be eligible to participate in LTIP 2019 grants until after the vesting period for his 2019 share options grant has elapsed.

No share based remuneration was granted in fiscal year 2021. The aggregate of 29.2m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2021 under Option Plan 2013 represent approximately 2.6% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 21.5m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. For further information, see Notes 16 and 20 to the consolidated financial statements included herein.

In April 2021 (fiscal year 2022), as a management retention tool, Remco granted conditional shares (approximately 0.6m in aggregate) under LTIP 2019 to over 80 managers (excluding the Group CEO and Non-Executive Directors). The market value of such grants ranged between 20% and 100% of base salary for participants (at the lower end of potential allocations due to Covid-19 disruptions at that date). These conditional shares have a 3-year vesting period, with a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) the cumulative Group PAT (50% weighting) is €3,550m or higher over the 3-years ended March 31, 2024; (ii) Ryanair’s Total Shareholder Return (30% weighting) outperforms a peer group including AirFrance/KLM, easyJet, IAG, Southwest Airlines & Wizz over the 3-years vesting period; (iii) ESG (20% weighting), if the Ryanair Group’s CDP environmental protection score improves from “B-“ rating (achieved in fiscal year 2021) to an “A-“ or better rating over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group through March 31, 2024. These grants include malus and clawback provisions.

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

Annual and General Meetings. Annual and extraordinary meetings are called upon 21 days’ advance notice. All Ryanair shareholders who are entitled to attend, speak at and vote at general meetings of the Company may appoint proxies electronically to attend, speak, ask questions and vote on behalf of them at annual general meetings. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company, subject to limitations described under “—Limitations on the Right to Own Shares” and “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals”.

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

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company provide that the Directors will not register any person as a holder of shares unless such person has completed a declaration indicating his/her nationality and the nature and extent of any interest which he/she holds in Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 3% of the total voting rights of the Company, and every whole percentage thereafter up to 100%, he must notify the Company and the Central Bank of Ireland of that. The Company must disclose any notification it receives through the regulatory announcement service of Euronext Dublin. Such notifications should also be filed by the party with the U.K. Financial Conduct Authority (the “FCA”), using the form and filing portal available on the FCA’s website, and passed on to the Company. The Company must disclose any notification it receives through an approved announcement service in the U.K., such the Regulatory News Service of the London Stock Exchange.

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

Material Contracts

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved by shareholders at an EGM of the Company on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S. $9.6bn at standard list price of U.S. $102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021.

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

The 1992 Act and underlying EU regulations prohibit financial transfers involving President Lukashenko, the Belarusian leadership and certain other officials of Belarus, certain persons and entities associated with the now deceased Osama Bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, certain persons, entities and activities in Afghanistan, Burma (Myanmar), Burundi, the Democratic Republic of Congo, China (relating to human rights violations of the Uyghur people), the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iraq, Libya, Lebanon, Mali, Nicaragua, Pakistan, Palestinian Territory, Russia, Sudan, South Sudan, Somalia, Tunisia, Venezuela, Yemen, Zimbabwe, Syria, Iran, Ukraine, the Republic of Guinea-Bissau and certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, including the Albanian branch of Al-Haramain, and Boko Haram in Nigeria without the prior permission of the Central Bank of Ireland.

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

In accordance with its Articles, Ryanair Holdings maintains a separate register (the “Separate Register”) of Ordinary Shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as “Affected Shares” in the Articles). Interest in this context is widely defined and includes any interest held through ADRs, through Belgian law rights in the Euroclear Bank settlement system, or through CREST Depositary Interests, in each case in the Ordinary Shares of Ryanair Holdings underlying the relevant ADRs, Belgian law rights or CREST Depositary Interests. The Directors can require relevant parties to provide them with information to enable a determination to be made by the Directors as to whether Ordinary Shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the Directors can, at their discretion, determine that Ordinary Shares are to be treated as Affected Shares. Registered holders of Ordinary Shares are also obliged to notify the Company if they are aware that any Ordinary Share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADRs, the Directors can treat all of the relevant underlying shares as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an “Intervening Act”) has taken place, (ii) the Company (or any subsidiary) receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended, (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of Ordinary Shares or (iv) an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the Directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any Directors or change the chairman of the Board of Directors, (ii) identify those Ordinary Shares, ADRs or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, ADRs, or Affected Shares as Restricted Shares (see below) or (iii) set a “Permitted Maximum” on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADRs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below).

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular shareholder or shareholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, and/or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular shareholder or shareholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Holders of Restricted Shares may be deprived of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADRs. Holders of Restricted Shares may also be required to dispose of the Ordinary Shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the Directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Shareholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the Directors automatically treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations (or such other evidence as the Directors may require) in order to establish to the Directors’ satisfaction that the Ordinary Shares underlying such holder’s ADRs are not Affected Shares. Holders of interests in Ordinary Shares through Belgian law rights in the Euroclear system or CREST Depositary Interests in the CREST system must complete a nationality declaration in accordance with the processes and procedures of Euroclear Bank and Euroclear U.K. & Ireland respectively.

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

As a further measure to increase the percentage of Ordinary Shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of interests in Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national purchaser. The Restricted Share Notice compels the non-EU national purchaser to sell the interests in Affected Shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder does not sell its interests in Ordinary Shares to an EU national within the specified time period, the Company can then compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.

As an additional measure to manage the Company’s EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority (which in 2017 was increased to 10% of the issued share capital of the Company traded on the NASDAQ) was renewed at each subsequent Annual General Meeting up to and including the September 2020 meeting.

In order to protect the Company’s operating license and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or “hard” Brexit, on March 8, 2019 the Board resolved that with effect from the date on which U.K. nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including U.K.) shareholders would be treated as Restricted Shares.

In anticipation of the end of the Brexit transition period on December 31, 2020, on December 29, 2020 the Company announced that, with effect from January 1, 2021 U.K. nationals would cease to qualify as EU nationals and in accordance with the resolutions passed by the Board of the Company on March 8, 2019 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including U.K. nationals) would be treated as “Restricted Shares” (within the meaning of the Articles of Association). Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares are not entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles of Association. U.K. nationals are not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021.

In January 2021, the Company published a notice in the Financial Times, the Irish Times and the Wall Street Journal to again notify and confirm to shareholders that with effect from January 1, 2021 U.K. nationals ceased to qualify as EU nationals and in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including U.K. nationals) are treated as “Restricted Shares” (within the meaning of the Articles of Association).

Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the chairman will not vote any Restricted Shares at any meeting of the Company.

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See also “Item 3. Key Information—Risk Factors–Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU Nationals and the Company has Applied a Ban on the Purchase of Ordinary Shares by Non-EU Nationals since 2002” above.

As a result of the measures introduced by the Company at the beginning of 2021 to protect the Group’s operating licenses under EU Regulation 1008/2008 following Brexit, as at March 31, 2021, EU nationals owned 100% of the Ryanair Holdings’ Ordinary Shares with voting rights and approximately 32% of the Ryanair Holdings’ Ordinary Shares with economic rights (in each case assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Dividends. If Ryanair Holdings pays dividends or makes other relevant distributions, the following is relevant:

Withholding Tax. Unless exempted, a withholding (currently 25%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders or to distributions paid to certain categories of non-resident stockholders.

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

Individual stockholders who are resident or ordinarily resident in Ireland are subject to income tax on the gross dividend at their marginal tax rate but are entitled to a credit for the tax withheld by the Company paying the dividend. The dividend will also be subject to the universal social charge. An individual stockholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes can also arise for such individuals on the amount of any dividend received from the Company.

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

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of the Ordinary Shares or ADRs who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs (a “U.S. Holder”). This summary does not purport to be tax advice or a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold, or dispose of the Ordinary Shares or the ADRs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, regulated investment companies, insurance companies, tax-exempt organizations dealers in securities or currencies, partnerships or partners therein, entities subject to the branch profits tax, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company (measured by vote or value), persons whose “functional currency” is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as a synthetic security or as part of an integrated investment (including a “straddle” or hedge) consisting of the Ordinary Shares or the ADRs and one or more other positions. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax on net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Ordinary Shares or ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2020 and 2021 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2022 taxable year.

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

Documents on Display

Copies of Ryanair Holdings’ Articles may be examined at its registered office and principal place of business at Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland and are also available on the Ryanair website.

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

The following paragraphs describe Ryanair’s fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2021. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 22% and 37% of such expenses in fiscal years 2021 and 2020, respectively). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 24 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2021 Compared with Fiscal Year 2020—Fuel and Oil.” Prior to the Covid-19 related groundings in March 2020, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2021 at prices equivalent to approximately US $606 per metric ton. Due to Covid-19 related groundings and reduced capacity in fiscal year 2021, the Company recorded a charge of €192m (net of a tax credit) to the fiscal year 2021 income statement due to the discontinuation of hedge accounting for jet fuel. As of July 2021, the Company had entered into forward jet fuel hedging contracts covering approximately 60% of its estimated requirements for the fiscal year 2022 and approximately 35% of its estimated requirements for the fiscal year 2023 at prices equivalent to approximately US $545 and approximately US $600 per metric ton respectively. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized losses or gains on outstanding forward agreements at March 31, 2021 and 2020, based on their fair values, amounted to a €20m loss and €1,228m loss (gross of tax), respectively. Based on Ryanair’s fuel consumption for fiscal year 2021, a change of US$1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €0.8m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In fiscal year 2021, the Company recorded a positive fair-value adjustment of €589m (net of tax), and in fiscal year 2020, the Company recorded a negative fair-value adjustment of €896m (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 67% and 27%, respectively, of Ryanair’s total revenues in fiscal year 2021 (2020: 66% and 24% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In fiscal years 2021 and 2020, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2021, the total unrealized loss relating to these contracts amounted to €22m, compared to a €166m total unrealized gain at March 31, 2020.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In fiscal year 2021, the Company recorded a negative fair-value adjustment of €521m (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a negative fair-value adjustment of €124m (net of tax) in fiscal year 2020.

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

At March 31, 2021, the fair value of the cross-currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a gain of €3m (gross of tax) compared to a gain of €8m (gross of tax) in fiscal year 2020. In fiscal year 2021, the Company recorded a positive fair-value adjustment of €4m (net of tax), compared to a positive fair-value adjustment of €4m (net of tax) in fiscal year 2020, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During fiscal years 2020 and 2019, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2021, the total unrealized gain relating to these contracts amounted to €178m, compared to €495m unrealized gain at March 31, 2020.

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

At March 31, 2021, the total unrealized gains relating to these contracts amounted to €178m, while at March 31, 2020 unrealized gain amounted to €495m. Under IFRS, the Company recorded a negative fair-value adjustment of €217m and a positive fair-value adjustments of €221m for cash-flow hedges in fiscal years 2020 and 2019, respectively. No fair-value adjustments were recorded with respect to fair-value hedges in fiscal years 2020 and 2019 as the Company did not enter into any fair value hedges.

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2021 would have a positive impact of €40m on the income statement (net of tax) (2020: €246m; 2019: nil) if the rate fell by 10% and a negative impact of €33m on the income statement (net of tax) (2020: €235m; 2019: nil) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a negative €372m impact (net of tax) on equity if the rate fell by 10% and a positive €304m impact (net of tax) if the rate increased by 10% (2020: €649m positive or €531m negative; 2019: €894m positive or €731m negative).

Interest Rate Exposure and Hedging

The Company’s purchase of 66 of the 422 Boeing 737 aircraft in the fleet as of March 31, 2021 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank.  In addition, the Company has raised unsecured debt via capital market bond issuances and syndicated bank loans. The Company had outstanding cumulative borrowings under the above facilities of €5,243.7m with a weighted average interest rate of 1.30% at March 31, 2021. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2021. At March 31,

2021, the fair value of the interest rate swap agreements relating to this debt was represented by a gain of €3m (gross of tax), as compared with a gain of €8m at March 31, 2020. See Note 13 to the consolidated financial statements included in Item 18 for additional information.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2021, a plus one-percentage-point movement in interest rates would result in a respective increase of €6.4m (net of tax) in net interest income and expense in the income statement and a minus one-percentage-point movement in interest rates would result in a respective increase of €47.8m (net of tax) in net interest income and expense in the income statement (2020: €10m; 2019: €10m).

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

Reimbursement of Fees

From April 1, 2020 to June 30, 2021 the Depositary collected annual depositary services fees equal to approximately U.S.$1.7m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2021, under the supervision and with the participation of the Company’s management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2021, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2021, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2021.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during fiscal year 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ryanair Holdings plc:

Opinion on Internal Control Over Financial Reporting

We have audited Ryanair Holdings plc’s and subsidiaries’ (the ‘Company’) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the consolidated balance sheets of the Company as of March 31, 2021, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, “the consolidated financial statements”), and our report dated July 23, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
July 23, 2021

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Dick Milliken qualifies as an “Audit Committee financial expert” within the meaning of this Item 16A. Mr. Milliken is “independent” for purposes of the listing rules of NASDAQ.

Item 16B. Code of Ethics

The Company has adopted a broad Code of Business Conduct and Ethics and an Anti-bribery and Corruption (ABAC) policy that meets the requirements for a “code of ethics” as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics and the ABAC policy applies to the Company’s Group CEO, Group CFO, Chief Accounting Officer, controller and persons performing similar functions, as well as to all of the Company’s other officers, Directors and employees. The Code of Business Conduct and Ethics and ABAC policy is available on Ryanair’s website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this Annual Report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics or the ABAC policy that apply to its Group CEO, Group CFO, Chief Accounting Officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2021, 2020 and 2019:

	Year ended March 31,
	2021	2020	2019
	€M	€M	€M
Audit fees	0.6	0.7	0.5
Audit related fees	0.1	0.0	0.0
Tax fees	0.1	0.2	0.2
Total fees	0.8	0.9	0.7

Audit fees in the above table are the aggregate fees billed or billable by KPMG in connection with the audit of the Company’s annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

Audit related fees comprise fees for assurance and services related to audit and other attestation services performed by KPMG as required by statute, regulation or contract and which are not reported under “Audit fees”.

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

From April 1, 2020 to July 23, 2021 the Company did not buy any ordinary shares.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2021, March 31, 2020 and March 31, 2019	F-4

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2021, March 31, 2020 and March 31, 2019	F-5

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2021, March 31, 2020 and March 31, 2019	F-6

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2021, March 31, 2020 and March 31, 2019	F-7

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2021, March 31, 2020 and March 31, 2019	F-8

Notes	F-9

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

4.5

Supplemental Agreement No. 5 to Purchase Agreement 4258 between the Boeing Company and Aviation Finance and Leasing Limited relating to Model Boeing 737-MAX-200 aircraft, dated as of December 2, 2020, together with ancillary documents (portions of which have been omitted).

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

Date: July 27, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ryanair Holdings plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc. and subsidiaries (the ‘Company’) as of March 31, 2021, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 23, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of hedge effectiveness of jet fuel and foreign currency derivative financial instruments

As discussed in notes 1 and 13 to the consolidated financial statements, the Company enters into derivative financial instruments in order to manage its exposure to (a) jet fuel price risk generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements and (b) changes in the fair value of aircraft purchase commitments, through foreign currency contracts to hedge against fluctuations in the Euro/U.S. dollar exchange rates on aircraft deliveries for the term of the contract with the aircraft manufacturer i.e. through 2024.

Ryanair recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2021, a net liability of €19.8 million was recognized on balance sheet in respect of the Company’s jet fuel derivative instruments and a net asset of €148.5 million was recognized in respect of its foreign currency derivative instruments primarily associated with future aircraft purchases.

We identified the evaluation of hedge effectiveness of jet fuel and foreign currency derivative financial instruments as a critical audit matter. In respect of jet fuel hedge effectiveness, there is a high degree of subjective auditor judgement involved in assessing whether the volumes of jet fuel hedged are expected to be highly probable forecast transactions. Specifically, the assumptions related to the timing of the removal of flight restrictions imposed by governments relating to the COVID-19 pandemic and passenger demand impacting forecast fuel consumption were challenging to test as minor changes to those assumptions had a significant effect on the assessment of hedge effectiveness. In respect of foreign currency hedge effectiveness, there is a high degree of subjective auditor judgement involved in assessing whether the future aircraft payments are considered highly probable of occurring and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast delivery schedules.

The following are the primary procedures we performed to address this critical audit matter:

‒	We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s assumptions impacting forecast fuel consumption and forecast payments for aircraft purchases, including controls related to the hedge effectiveness of jet fuel and foreign currency derivative financial instruments
‒	We involved valuation professionals with specialized skills and knowledge, who assisted in inspecting the Company’s hedge documentation for certain contracts, for the purposes of considering whether the related accounting treatment was in accordance with the requirements of the prevailing accounting standards
‒	We evaluated the Company’s forecast fuel consumption assumptions impacting on its hedge effectiveness determination, by comparing those assumptions to (i) company-specific operational information and internal communications to the board of directors and (ii) publicly available information including published government policies on flight restrictions for route destinations, recent public filings and news articles
‒	We evaluated the Company’s forecast aircraft purchase assumptions impacting on its hedge effectiveness determination, by comparing those assumptions to (i) company-specific capital expenditure information and internal communications to the board of directors and (ii) publicly available information including updates from the aircraft manufacturer and aircraft certification status from global aviation regulators, and recent public filings
‒	We performed sensitivity analyses over the Company’s forecast fuel consumption assumptions and forecast payments for aircraft assumptions, to assess the impact of changes to those assumptions on the Company’s hedge effectiveness determination
‒	We assessed the Company’s ability to accurately forecast fuel consumption and aircraft deliveries by comparing the Company’s historical forecasted assumptions to actual historic outcomes.

Evaluation of the estimates used in initial recognition and periodic depreciation of aircraft and aircraft impairment

As discussed in note 2 to the consolidated financial statements, property, plant and equipment amounted to €8,361.1 million at March 31, 2021, of which €8,192.9 million related to owned aircraft, including engines and related equipment (“aircraft”). The aircraft-related depreciation charge for the year ended March 31, 2021 was €476.0 million.

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

The following are the primary procedures we performed to address this critical audit matter:

‒	We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s aircraft process, including controls related to the development of the useful economic life and residual value assumptions, the estimated cost of major engine overhaul and the evaluation of changes in market conditions

‒	We assessed the estimated useful life and estimated residual value by comparing a) the fair value of a mid-life aircraft to independent third party valuation reports prepared by specialist aircraft valuation experts, and b) the estimated useful life and estimated residual value to manufacturer’s recommendations, published estimates of other international airlines, the Company’s own experience of disposal of its aircraft and to independent expert commentary
‒	We assessed the estimated cost of major engine overhaul by comparing it to actual historical maintenance costs incurred
‒	We evaluated the Company’s assumptions with regard to market conditions impacting on its aircraft fleet, by comparing those assumptions to (i) company-specific operational information and internal communications to the board of directors, (ii) independent third party reports prepared by specialist aircraft valuation experts, and (iii) publicly available information including third party market reports, recent public filings and news articles which may identify events or changes in circumstances that may indicate potential impairment
‒	We performed sensitivity analyses over the Company’s assumptions with regard to market conditions impacting its aircraft fleet, to assess the impact of changes to those market conditions on the Company’s determination of the recoverability of aircraft
‒	We assessed the Company’s ability to forecast, by comparing the Company’s estimated useful life and estimated residual value assumptions to the Company’s own experience of disposal of its aircraft.

KPMG

We have served as the Company’s auditor since 1985.

Dublin, Ireland
July 23, 2021

Consolidated Balance Sheet

		At March 31,
		2021	2020	2019
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	8,361.1	9,438.0	9,029.6
Right of use assets	3	188.2	236.8	—
Intangible assets	5	146.4	146.4	146.4
Derivative financial instruments	13	111.3	378.5	227.5
Other assets	7	48.7	—	—
Deferred tax	14	14.0	53.6	43.2
Total non-current assets		8,869.7	10,253.3	9,446.7
Current assets
Inventories	6	3.6	3.3	2.9
Other assets	7	179.8	178.7	238.0
Current tax	14	—	44.5	—
Assets held for sale	8	—	98.7	—
Trade receivables	9	18.6	67.5	59.5
Derivative financial instruments	13	106.0	293.2	308.7
Restricted cash	10	34.1	34.4	34.9
Financial assets: cash > 3 months	13	465.5	1,207.2	1,484.4
Cash and cash equivalents	13	2,650.7	2,566.4	1,675.6
Total current assets		3,458.3	4,493.9	3,804.0
Total assets		12,328.0	14,747.2	13,250.7
Current liabilities
Provisions	15	10.3	43.3	—
Trade payables	11	336.0	1,368.2	573.8
Accrued expenses and other liabilities	12	1,274.9	2,589.4	2,992.1
Current lease liability	3	52.5	75.0	—
Current maturities of debt	13	1,725.9	382.3	309.4
Current tax	14	48.1	—	31.6
Derivative financial instruments	13	79.2	1,050.0	189.7
Total current liabilities		3,526.9	5,508.2	4,096.6
Non-current liabilities
Provisions	15	47.4	36.6	135.6
Trade payables	11	179.9	—	—
Derivative financial instruments	13	6.4	180.5	8.0
Deferred tax	14	272.4	353.5	460.6
Non-current lease liability	3	130.6	170.9	—
Non-current maturities of debt	13	3,517.8	3,583.0	3,335.0
Total non-current liabilities		4,154.5	4,324.5	3,939.2
Shareholders’ equity
Issued share capital	16	6.7	6.5	6.8
Share premium account	16	1,161.6	738.5	719.4
Other undenominated capital		3.5	3.5	3.2
Retained earnings		3,232.3	4,245.0	4,181.9
Other reserves	17	242.5	(79.0)	303.6
Shareholders’ equity		4,646.6	4,914.5	5,214.9
Total liabilities and shareholders’ equity		12,328.0	14,747.2	13,250.7

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 23, 2021

Consolidated Income Statement

		Year ended March 31,
		2021	2020	2019
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	18	1,036.0	5,566.2	5,261.1
Ancillary revenues	18	599.8	2,928.6	2,436.3
Total operating revenues	18	1,635.8	8,494.8	7,697.4
Operating expenses
Depreciation	2 & 3	(571.0)	(748.7)	(640.5)
Fuel and oil		(542.6)	(2,762.2)	(2,427.3)
Staff costs	19	(472.2)	(1,106.9)	(984.0)
Airport and handling charges		(287.2)	(1,140.2)	(1,061.5)
Maintenance, materials and repairs		(206.7)	(256.4)	(190.9)
Marketing, distribution and other		(201.5)	(578.8)	(547.3)
Route charges		(187.3)	(736.0)	(745.2)
Aircraft rentals		(6.7)	(38.2)	(83.9)
Total operating expenses		(2,475.2)	(7,367.4)	(6,680.6)
Operating (loss)/profit		(839.4)	1,127.4	1,016.8
Other income/(expense)
Finance expense	21	(297.1)	(480.1)	(59.1)
Finance income		16.0	21.4	3.7
Foreign exchange gain/(loss)		11.8	1.6	(3.5)
Gain on sale of associate	4	—	—	6.0
Share of associate losses	4	—	—	(15.8)
Total other expenses		(269.3)	(457.1)	(68.7)
(Loss)/profit before tax		(1,108.7)	670.3	948.1
Tax credit/(expense)	14	93.6	(21.6)	(63.1)
(Loss)/profit for the year – all attributable to equity holders of parent		(1,015.1)	648.7	885.0
Basic (loss)/earnings per ordinary share (€)	23	(0.9142)	0.5824	0.7739
Diluted (loss)/earnings per ordinary share (€)	23	(0.9142)	0.5793	0.7665
Number of weighted average ordinary shares (in Ms)	23	1,110.4	1,113.8	1,143.6
Number of weighted average diluted shares (in Ms)	23	1,110.4	1,119.8	1,154.6

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 23, 2021

Consolidated Statement of Comprehensive Income

	Year ended March 31,
	2021	2020	2019
	€M	€M	€M
(Loss)/profit for the year	(1,015.1)	648.7	885.0

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Effective portion of changes in fair value of cash-flow hedges	691.1	197.4	325.5
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	4.8	—	59.6
Net hedge ineffectiveness and discontinuation transferred to profit or loss	(147.4)	(353.5)	—
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(225.9)	(229.8)	249.2
Net movements in cash-flow hedge reserve	322.6	(385.9)	634.3

Total other comprehensive income/(loss) for the year, net of income tax	322.6	(385.9)	634.3
Total comprehensive (loss)/income for the year – all attributable to equity holders of parent	(692.5)	262.8	1,519.3

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 23, 2021

Consolidated Statement of Changes in Shareholders’ Equity

			Issued	Share		Other
	Ordinary		Share	Premium	Retained	Undenominated	Other Reserves	Other
	Shares		Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M		€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2018	1,171.2		7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	—		—	—	(249.4)	—	—	—	(249.4)
Adj. balance at April 1, 2018	1,171.2		7.0	719.4	3,828.5	3.0	(359.7)	21.3	4,219.5
Profit for the year	—		—	—	885.0	—	—	—	885.0
Other comprehensive income
Net movements in cash-flow reserve	—		—	—	—	—	634.3	—	634.3
Total other comprehensive income/(loss)	—		—	—	—	—	634.3	—	634.3
Total comprehensive income	—		—	—	885.0	—	634.3	—	1,519.3
Transactions with owners of the Company, recognized directly in equity
Share-based payments	—		—	—	—	—	—	7.7	7.7
Repurchase of ordinary equity shares	—		—	—	(560.5)	—	—	—	(560.5)
Other					28.9				28.9
Cancellation of repurchased ordinary shares	(37.8)		(0.2)	—	—	0.2	—	—	—
Balance at March 31, 2019	1,133.4		6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16 (net of tax)	—		—	—	(9.7)	—	—	—	(9.7)
Adj. balance at April 1, 2019	1,133.4		6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the year	—		—	—	648.7	—	—	—	648.7
Other comprehensive income									—
Net movements in cash-flow reserve	—		—	—	—	—	(385.9)	—	(385.9)
Total other comprehensive income	—		—	—	—	—	(385.9)	—	(385.9)
Total comprehensive income	—		—	—	648.7	—	(385.9)	—	262.8
Transactions with owners of the Company, recognized directly in equity									—
Issue of ordinary equity shares	3.0		—	19.1	—	—	—	—	19.1
Share-based payments	—		—	—	—	—	—	7.0	7.0
Repurchase of ordinary equity shares	—		—	—	(580.5)	—	—	—	(580.5)
Other	—		—	—	0.9	—	—	—	0.9
Cancellation of repurchased ordinary shares	(47.2)		(0.3)	—	—	0.3	—	—	—
Transfer of exercised and share based awards	—		—	—	3.7	—	—	(3.7)	—
Balance at March 31, 2020	1,089.2		6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the year	—		—	—	(1,015.1)	—	—	—	(1,015.1)
Other comprehensive loss
Net movements in cash-flow reserve	—		—	—	—	—	322.6	—	322.6
Total comprehensive loss	—		—	—	(1,015.1)	—	322.6	—	(692.5)
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	38.9		0.2	423.1	(2.3)	—	—	—	421.0
Share-based payments	—		—	—	—	—	—	3.6	3.6
Transfer of exercised and expired share based awards			—	—	4.7	—	—	(4.7)	—
Balance at March 31, 2021	1,128.1	—	6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

		Year ended March 31,
		2021	2020	2019
			Restated*	Restated*
	Note	€M	€M	€M
Operating activities
(Loss)/profit after tax		(1,015.1)	648.7	885.0
Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation	2 & 3	571.0	748.7	640.5
(Increase)/decrease in inventories	6	(0.3)	(0.4)	0.8
Tax (credit)/expense on (loss)/profit	14	(93.6)	21.6	63.1
Share-based payments	19	3.6	7.0	7.7
Decrease/(increase) in trade receivables	9	48.9	(8.1)	(1.9)
Increase/(decrease) in other assets		(3.5)	61.9	(2.1)
Decrease/(increase) in trade payables		(407.6)	15.2	66.0
(Decrease)/increase in accrued expenses & other liabilities		(1,318.8)	(401.4)	198.6
(Decrease) in other creditors		—	—	(2.8)
(Decrease) in provisions	15	(21.9)	(55.7)	(2.5)
Decrease/(increase) in finance income		—	2.9	(0.5)
(Decrease) in finance expense		(3.7)	—	(1.5)
Gain on sale of associate		—	—	(6.0)
Share of associate losses		—	—	15.8
Hedge ineffectiveness/foreign exchange		(294.1)	407.2	—
Income tax refunded/(paid)	14	87.1	(120.5)	(100.9)
Net cash (used in)/provided by operating activities		(2,448.0)	1,327.1	1,759.3
Investing activities
Capital expenditure - purchase of property, plant and equipment		(294.7)	(578.8)	(1,288.5)
Supplier reimbursements for property, plant and equipment	2	377.6	—	—
Proceeds from sale of property, plant and equipment		112.1	—	—
Decrease/(increase) in restricted cash	10	0.3	0.5	(0.3)
Decrease in financial assets: cash > 3 months		741.7	277.2	646.1
Acquisition of subsidiary (net of cash acquired)	4	—	—	(86.5)
Investment in associate	4	—	—	(15.0)
Net cash provided by/(used in) investing activities		937.0	(301.1)	(744.2)
Financing activities
Shareholder returns (net of tax)		—	(580.5)	(531.6)
Net proceeds from shares issued		421.0	19.1	—
Proceeds from borrowings	13	2,228.6	750.0	99.9
Repayments of borrowings	13	(950.3)	(408.1)	(422.8)
Lease liabilities paid		(76.8)	(67.5)	—
Net cash provided by/(used in) financing activities	25	1,622.5	(287.0)	(854.5)
Increase in cash and cash equivalents		111.5	739.0	160.6
Net foreign exchange differences		(27.2)	151.8	—
Cash and cash equivalents at beginning of year		2,566.4	1,675.6	1,515.0
Cash and cash equivalents at end of year	13	2,650.7	2,566.4	1,675.6

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		0.2	24.4	3.2
Interest expense paid		(59.2)	(74.3)	(60.6)

The accompanying notes are an integral part of the consolidated financial statements.

* Includes amendments to trade payables and capital expenditure. See note 1 (vi) for further detail.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2021 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

(i) Business activity

Ryanair DAC and its subsidiaries (“Ryanair DAC”) has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair DAC. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the “Company”). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as “Ryanair Holdings plc” (or “we”, “our”, “us”, “Ryanair”, the “Company”, the “Ryanair Group”, or the “Group”) and currently operate a low fares airline Group headquartered in Dublin Office, Airside Business Park, Swords, Dublin, Ireland. Ryanair Holdings plc incorporated Buzz during the year ended March 31, 2018; it acquired Lauda and set-up Ryanair U.K. during the year ended March 31, 2019 and Malta Air during the year ended March 31, 2020. The principal trading activities of the Group are undertaken by Buzz, Lauda, Malta Air and Ryanair DAC.

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2021. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

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

The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Group’s business, results of operations, financial condition and liquidity. Since February 2020, governments globally have implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, mandatory pre-travel PCR test requirements and other similar measures. Other governmental restrictions and regulations in the future in response to Covid-19 could include additional travel restrictions, quarantines of additional populations (including the Group’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector have issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. In addition, Ryanair has incurred, and will continue to incur, significant Covid-19 related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. Although these procedures are currently elective, the industry may in the future be subject to further cleaning and safety measures, which may be costly and take a significant amount of time to implement. These measures, individually and combined, could have a material adverse impact on the Group’s business.

The full extent of the ongoing impact of Covid-19 on the Group’s longer-term operational and financial performance will depend on future developments, many of which are outside its control, including the duration and spread of Covid-19 and related EU Governments travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group’s business partners (particularly Boeing), and other governmental actions including the roll-out of Covid-19 vaccines, all of which are highly uncertain and cannot be predicted.

The Group has taken a number of actions in response to decreased demand and EU flight restrictions, including grounding a substantial portion of its fleet, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Group's operations, cancelling share buybacks, implementing restructurings and freezing discretionary spending, and renegotiating contractual terms and conditions (including salaries) with personnel, airports and vendors).

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case of how the business plans to return to operation as travel restrictions are lifted across Europe, and this assumes a phased return to its flight schedule. In Quarter 2 of fiscal year 2022, the Group expects to operate approximately 83% of its pre Covid-19 schedules. Ryanair is forecasting traffic of between 90m and 100m guests in the year ending March 31, 2022. The Group has also considered ongoing cost reductions, the projected increase in bookings upon the widespread rollout of Covid-19 vaccines during 2021, and potential cost preservation measures. However, there remains a risk that multiple waves of the pandemic could lead to further travel restrictions being imposed. Accordingly, Ryanair has also modeled downside scenarios based on further waves of the pandemic. These downside scenarios include combinations of a decrease in yield, additional grounding periods, adverse variations in fuel price, and unfavorable foreign exchange rate movements.

As at June 30, 2021, the Group had a strong liquidity position with cash of over €4bn and net debt of €1,662m down approximately €615m from March 31, 2021. The Group raised €1.2bn in unsecured 5-year financing at a fixed coupon of 0.875% in May 2021 and has the ability to raise additional financing at low interest rates if needed. This level of cash, together with available sources of finance, is sufficient to cover the Group’s projected cash requirements for operating expenses, capital expenditure (primarily related to the acquisition of new Boeing 737-8200 aircraft), repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12 month period. Furthermore, as at July 23, 2021, Ryanair has 378 unencumbered, owned aircraft (just under 90% of its owned fleet) and a BBB credit rating (from both Standard & Poor’s and Fitch Ratings).

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

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2020 and therefore have been applied by the Group for the first time in these consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards
•	Definition of Material (Amendments to IAS 1 and IAS 8)
•	Definition of a Business (Amendments to IFRS 3)
•	Interest Rate Benchmark Reform – Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)
•	Covid-19-Related Rent Concessions (Amendments to IFRS 16)
•	Extension of the temporary exemption from applying IFRS 9 (amendments to IFRS 4)

The calculation methodology of EURIBOR changed during 2019. In July 2019, the Belgian Financial Services and Markets Authority granted authorization with respect to EURIBOR under the European Union Benchmarks regulation. This allows market participants to continue to use EURIBOR for both existing and new contracts and the Group expects that EURIBOR will continue to exist as a benchmark for the foreseeable future.

The Group has evaluated the extent to which its cashflow hedging relationships are subject to uncertainty driven by IBOR reform. The Group’s hedged items and hedging instruments continue to be indexed to EURIBOR and as such there is no impact on the Group's financial position or performance. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

The Group has early adopted COVID-19-Related Rent Concessions – Amendment to IFRS 16 issued on May 28, 2020. The amendment introduces an optional practical expedient for leases in which the Group is a lessee – i.e. for leases to which the Group applies the practical expedient, the Group is not required to assess whether eligible rent concessions that are a direct consequence of the Covid-19 pandemic are lease modifications. The Group has applied the amendment retrospectively. The amendment has no impact on retained earnings at April 1, 2020.

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the year ended March 31, 2021.

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

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective for periods beginning on or after January 1, 2021)

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) (effective for periods beginning on or after January 1, 2022)*

•	Annual Improvements to IFRS Standards 2018-2020 (effective for periods beginning on or after January 1, 2022)

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (effective for periods beginning on or after January 1, 2022)*

•	Reference to the Conceptual Framework (Amendments to IFRS 3) (effective for periods beginning on or after January 1, 2022)*

•	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) (effective for periods beginning on or after January 1, 2023)*

•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts (effective for periods beginning on or after January 1, 2023)*

•	Amendments to IAS 8 – Definition of Accounting Estimates (effective for fiscal periods beginning on or after January 1, 2023)*

•	Amendments to IFRS 16 – Covid-19 Related Rent Concessions Beyond June 30, 2021 (effective for fiscal periods beginning or after April 1, 2021)*

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policy (effective for fiscal periods beginning on or after January 1, 2023)*

•	Definition of Accounting Estimate (Amendments to IAS 8) (effective for fiscal periods beginning on or after January 1, 2023)*

•	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective for fiscal periods beginning on or after January 1, 2023)*

*These standards or amendments to standards are not as of yet EU endorsed.

(vi) Statement of Cash Flows restatement

Operating cash inflows and investing cash outflows for the year ended March 31, 2020 and 2019 have been restated. They have been reduced by €617m (2019: €258m) to reflect accrued supplier payables which had previously been presented as capital expenditure in the consolidated cash flows. Accrued supplier payables were originally presented as cash flows relating to capital expenditure but were subsequently included as an adjustment to trade payables as they have not been paid and do not constitute actual cash flows.

There is no impact on the Group’s consolidated balance sheet, consolidated income and basic and diluted earnings per share for the years ended March 31, 2020 or March 31, 2019.

(vii) Critical accounting policies

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

The Group believes that its critical accounting policies, which are those that require management’s most difficult, subjective and complex judgements, are those described in this section. These critical accounting policies, the judgements and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements.

Long-lived assets

As of March 31, 2021, Ryanair had €8.4bn of property, plant and equipment long-lived assets, of which €8.2bn were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft and the cost of major airframe and engine overhaul, Ryanair has primarily relied on its own and industry experience, recommendations from the Boeing Company (“Boeing”), the manufacturer of all of the Group's owned aircraft, valuations from appraisers and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair’s maintenance program, changes in utilization of the aircraft, governmental regulations on aging aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of an aircraft, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft. Despite the losses and cash outflows incurred in the current year as a result of the impact of Covid-19, Ryanair is forecasting a return to profitability and positive cash flows in 2022 and subsequent years. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Group will continue to monitor its long-lived assets and the general airline operating environment.

The Group's estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during prior periods. Aircraft are depreciated over a useful life of 23 years from the date of manufacture to residual value.

Derivative financial instruments

Ryanair uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

Ryanair recognizes all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2021, a liability of €46m (2020: net liability €1,228m) was recognized on- balance sheet in respect of the Company’s jet fuel and carbon commodity derivative instruments and an asset of €171m (2020: net asset €486m) was recognized in respect of its foreign currency derivative instruments associated with future aircraft purchases.

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

In Quarter 2 of fiscal year 2022, the Group expects to operate approximately 83% of its pre Covid-19 schedules, with further growth into the winter.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules. The company took delivery of its first Boeing 737-8200 aircraft in June 2021 and expects to have received 12 Boeing 737-8200s during Summer 2021, with a further 50 aircraft delivering in advance of Summer 2022.

(viii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2021. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

(iv) Summary of significant accounting policies

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

The Group currently comprises four key separate airlines, Buzz, Lauda, Malta Air and Ryanair DAC. Ryanair U.K. has only two aircraft on its register at this time and is included in the Ryanair DAC segment.

Historically, the Group was managed as a single business unit and was reported as a single reportable segment. A new group structure was announced in February 2019 and became effective in fiscal year 2020, comprising primarily four separate airlines: Buzz, Lauda, Malta Air and Ryanair DAC. Accordingly, in line with the revised management and organizational structures of the businesses, the Group changed the basis of segmentation to identify each of the airlines as a separate operating segment.

The CODM assessed the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, the objective in making resource allocation decisions is to optimize consolidated financial results.

In fiscal year 2021, Ryanair DAC and Malta Air are reportable segments for financial reporting purposes. Buzz and Lauda do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, “Presentation of Financial Statements”.

Expenses are classified and presented in accordance with the nature-of-expenses method. We disclose separately on the face of the income statement, within other income and expense, gain on sale of associates and share of associate losses.

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

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized, until such time as the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight-line basis over their expected useful lives at the following annual rates:

Rate of
Depreciation
Hangar and buildings	3.33 to 5%
Plant and equipment (excluding aircraft)	20 to 33.3%
Fixtures and fittings	20%
Motor vehicles	33.3%

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Number of Owned Aircraft
Aircraft Type	at March 31, 2021	Useful Life	Residual Value
Boeing 737s	419 (a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

(a)	The Group operated 451 aircraft as of March 31, 2021, of which 3 were leased Boeing 737 aircraft and 29 were leased Airbus A320 aircraft.

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

Advance and option payments in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and are initially recognized in Trade Payables prior to payment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date. Where the company receives reimbursements from the supplier they are reflected as a reduction in the cost of the asset.

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

For aircraft held under lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year. Lauda’s A320 lease agreements typically have a term of up to five years which, due to their older age, aligns with the timing of their heavy maintenance checks.

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

Derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, derivative financial instruments continue to be re-measured to fair value, and changes therein are accounted for as described below. The derivative financial instruments entered into by the Group are not subject to offsetting, enforceable master netting arrangements.

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on invoiced price on an average basis for all stock categories. Net realizable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

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

Leases

The Group has early adopted Covid-19-Related Rent Concessions - Amendment to IFRS 16 issued on May 28, 2020. The amendment introduces an optional practical expedient for leases in which the Group is a lessee - i.e. for leases to which the Group applies the practical expedient, the Group is not required to assess whether eligible rent concessions that are a direct consequence of the Covid-19 pandemic are lease modifications. The Group has applied the amendment retrospectively. The amendment has no impact on retained earnings at April 1, 2021.

The Group applies the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Group chooses not to apply the practical expedient, or that do not qualify for the practical expedient, the Group assesses whether there is a lease modification.

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

The lease liability is measured at amortized cost using the effective interest method. The interest rate implicit in the lease cannot be readily determined, and therefore the incremental borrowing rate of the Group has been used. The incremental borrowing rate is determined by reference to the borrowing rate the Group would be offered if it took out a securitized loan from a third party financial institution for a similar amount and similar period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

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

Accounting policy applied up until March 31, 2019 (IAS 17 Leases, or IAS 17 )

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

In relation to legal matters, the Company develops estimates in consultation with internal and external legal counsel taking into account the relevant facts and circumstances known to the Group. The factors that the Company considers in developing legal provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the subject matter of the litigation, the likelihood of settlement and current state of settlement discussions, if any.

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

Government grants

Grants that compensate the Company for related expenses incurred are recognized in the income statement on a systematic basis in the periods in which the related expenses are recognized in staff costs.

During the year ended March 31, 2021, many European countries in which the Ryanair Group operates made available payroll support schemes. The Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and long-term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €84M and are offset against staff costs in the Consolidated Income Statement. In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was subsequently extended in March 2021 for a further 12 months at a 0.46% interest rate.

Taxation

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

Tax liabilities are based on the best estimate of the likely obligation at each reporting period.  These estimates are subject to revision based on the outcome of tax audits and discussions with revenue authorities that can take several years to conclude

Social insurance, passenger taxes and sales taxes

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

Dividend distributions are recognized as a liability in the period in which the dividends are declared by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2021
Cost
At March 31, 2020	13,278.9	107.4	127.8	80.7	5.0	13,599.8
Additions in year	274.4	16.7	4.1	4.5	0.3	300.0
Supplier Reimbursements*	(377.6)	—	—	—	—	(377.6)
Contractual amendments*	(496.9)	—	—	—	—	(496.9)
Disposals in year	(83.7)	—	—	—	—	(83.7)
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Depreciation
At March 31, 2020	4,009.9	29.7	50.6	67.1	4.5	4,161.8
Charge for year	476.0	4.3	14.3	7.4	0.4	502.4
Eliminated on disposal	(83.7)	—	—	—	—	(83.7)
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Net book value
At March 31, 2021	8,192.9	90.1	67.0	10.7	0.4	8,361.1

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2020
Cost
At March 31, 2019	12,629.2	78.1	87.9	74.3	4.5	12,874.0
Additions in year	1,160.8	29.3	39.9	6.5	0.5	1,237.0
Disposals in year	(412.4)	—	—	(0.1)	—	(412.5)
Transfer to assets held for sale	(98.7)	—	—	—	—	(98.7)
At March 31, 2020	13,278.9	107.4	127.8	80.7	5.0	13,599.8
Depreciation
At March 31, 2019	3,716.7	26.1	38.2	59.5	3.9	3,844.4
Charge for year	665.0	3.6	12.4	7.7	0.6	689.3
Eliminated on disposal	(371.8)	—	—	(0.1)	—	(371.9)
At March 31, 2020	4,009.9	29.7	50.6	67.1	4.5	4,161.8
Net book value
At March 31, 2020	9,269.0	77.7	77.2	13.6	0.5	9,438.0

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2019
Cost
At March 31, 2018	11,303.5	82.7	40.7	62.7	4.3	11,493.9
Additions in year	1,485.2	2.4	47.2	11.7	0.2	1,546.7
Disposals in year	(159.5)	(7.0)	—	(0.1)	—	(166.6)
At March 31, 2019	12,629.2	78.1	87.9	74.3	4.5	12,874.0
Depreciation
At March 31, 2018	3,251.3	29.5	32.9	53.3	3.5	3,370.5
Charge for year	624.9	3.6	5.3	6.3	0.4	640.5
Eliminated on disposal	(159.5)	(7.0)	—	(0.1)	—	(166.6)
At March 31, 2019	3,716.7	26.1	38.2	59.5	3.9	3,844.4
Net book value
At March 31, 2019	8,912.5	52.0	49.7	14.8	0.6	9,029.6

*In December 2020, the Group revised its 2014 agreement with Boeing to increase its firm orders with Boeing from 135 to 210. The terms of this agreement are confidential, but it sets out a restructured payment schedule over the delivery period from June 2021 to December 2024. This has resulted in a reversal of certain pre-delivery trade payables of approximately €497m and the related amount capitalized into PPE. In addition, the €378m reimbursements related to reasonable, and fair, compensation agreed with Boeing for the 2-year delivery delay of the Boeing 737-8200 aircraft is recorded as a reduction in PPE.

At March 31, 2021, the cost and net book value of aircraft included advance payments on aircraft, net of reimbursements, of approximately €507m (2020: €1,329m; 2019: €711m). Such amounts are not depreciated. The cost and net book value also includes capitalized aircraft maintenance, aircraft simulators and the stock of rotable spare parts.

At March 31, 2021, aircraft with a net book value of €950m (2020: €1,337m; 2019: €2,395m) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s Ex-Im financed Boeing 737-800 “next generation” aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

The net book value of leased assets classified as property, plant and equipment (see note 3) at March 31, 2021, 2020 and 2019 was €nil, €132m and €198m, respectively.

3.Right of use assets & lease liabilities

	Year ended March 31,
Leases under IFRS 16 recognized in Profit and Loss	2021	2020
	€M	€M
Interest on lease liabilities	4.6	5.6
Depreciation charge	68.6	59.4
Expenses relating to short-term leases	6.7	38.2
Lease charge for year end	79.9	103.2

	Year ended March 31, 2019
Leases under IAS 17		€M
Lease expense		83.9

	At March 31,
Right of use-assets	2021	2020
Balance at beginning of year	236.8	130.7
Depreciation charge for the year	(68.6)	(59.5)
Additions	27.9	166.1
Modification of leases	(7.9)	(0.5)
Balance at end of year	188.2	236.8
Net book value of leased assets classified as property, plant and equipment (note 2)	—	132.0
Total right of use assets at end of year	188.2	368.8

	At March 31,
Lease Liabilities	2021	2020
Balance at beginning of year	245.9	140.4
Additions	27.9	166.1
Financing cash outflows from lease liabilities	(76.8)	(67.5)
Interest expense	4.6	5.6
Modification of leases	(2.7)	—
Exchange movements	(15.8)	1.3
Balance at end of year	183.1	245.9
Present value of future minimum lease payments classified as debt	—	172.0
Total lease liabilities at end of year	183.1	417.9

	At March 31,
Lease Liabilities	2021	2020
Current lease liability	52.5	75.0
Non-current lease liability	130.6	170.9
Total lease liabilities at end of year	183.1	245.9

A maturity analysis of our lease liabilities as at March 31, 2021 has been disclosed within Note 13.

The Group negotiated rent concessions with its lessors for some of its aircraft leases as a result of the severe impact of the Covid-19 pandemic during fiscal year 2021. The Group applied the practical expedient for Covid-19-related rent concessions consistently to eligible rent concessions.

The amount recognized in profit or loss for the reporting period to reflect changes in lease payments arising from rent concessions to which the Group has applied the practical expedient for Covid-19-related rent concessions is €nil (2020: €nil, 2019: €nil).

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

As part of purchase accounting, Ryanair recognized a gain on sale of associate of €6m within the consolidated income statement. The put option over the remaining 25% ownership interest in Lauda was accounted for under the anticipated acquisition method i.e. the 25% residual interest was deemed to have been acquired at the date of acquisition and the financial liability arising from the put option was included in the consideration transferred at its fair value of €6m (see table below). Lauda provided the Group access to valuable landing slots at slot constrained airports in Germany, Austria and Spain.

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

In the year ended March 31, 2019, Lauda contributed revenue of approximately €135m and an operating loss of approximately €173m to the Group’s results. Ryanair also recognized approximately €16m in share of losses in associate prior to consolidation of Lauda in August 2018, and recognized a deferred tax credit of approximately €43m relating to the recognition of a deferred tax asset in respect of Lauda’s post-acquisition losses.

5.Intangible assets

	At March 31,
	2021	2020	2019
Landing rights	€M	€M	€M

Balance at beginning of year	146.4	146.4	46.8
Acquisition through business combination (note 4)	—	—	99.6
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in fiscal year 2019.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions, including an estimate of the impact of the travel restrictions imposed by Covid-19 at the reporting date. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 11.5% for 2021, 9% for 2020 and 6% for 2019.

6.           Inventories

	At March 31,
	2021	2020	2019
	€M	€M	€M
Consumables	3.6	3.3	2.9

7.           Other assets

	At March 31,
	2021	2020	2019
	€M	€M	€M
Prepayments*	228.5	176.4	237.2
Interest receivable	—	2.3	0.8
	228.5	178.7	238.0

*Included in prepayments are amounts due after 1 year of approximately €49m (2020: €nil; 2019: €nil).

8.           Assets held for sale

In August 2019, the Company entered into an agreement to sell 10 Boeing 737NG aircraft for delivery in fiscal year 2020 and 2021. 3 of these aircraft were sold in the year ended March 31, 2020. The remaining 7 aircraft were sold in the year ended March 31, 2021 resulting in a gain of just over €13m, which is included in finance income on the

Consolidated Income Statement. Note 18 shows the reportable segments for the Group. The segment to which the sold aircraft relate is Ryanair DAC.

9.           Trade receivables

	At March 31,
	2021	2020	2019
	€M	€M	€M
Trade receivables	18.6	67.5	59.6
Allowance for impairment	—	—	(0.1)
	18.6	67.5	59.5

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2020: €nil; 2019: €nil).  There were no bad debt write-offs in the year (2020: €nil; 2019: €nil).

At March 31, 2021, €1.0m (2020: €3.3m; 2019: €0.8m) of the total accounts receivable balance were past due, of which €nil (2020: €nil; 2019: €0.1m) was impaired and €nil (2020: €3.3m; 2019: €0.6m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

10.           Restricted cash

Restricted cash consists of approximately €34m (2020: €34m; 2019: €35m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

11.           Trade payables

	At March 31,
	2021	2020	2019
	€M	€M	€M
Trade payables - Current	336.0	1,368.2	573.8
Trade payables - Non-current	179.9	—	—
	515.9	1,368.2	573.8

During the year ended March 31, 2021, the Group revised its 2014 agreement with Boeing which resulted in a reversal of certain pre-delivery trade payables of €497m. Refer to note 2 to the consolidated financial statements for further details.

12.         Accrued expenses and other liabilities

	At March 31,
	2021	2020	2019
	€M	€M	€M
Accruals	887.3	1,553.1	320.8
Indirect tax and duties	96.7	489.8	709.0
Unearned revenue (contract liabilities)	290.9	546.5	1,962.3
	1,274.9	2,589.4	2,992.1

Contract liabilities comprises:
	At March 31,
	2021	2020	2019
	€M	€M	€M
Opening contract liabilities	546.5	1,962.3	1,408.3
IFRS 15 transition adjustment	—	—	287.0
Revenue deferred during the year	1,248.0	6,107.2	6,914.9
Revenue recognized during the year	(1,503.6)	(7,523.0)	(6,647.9)
Closing contract liabilities	290.9	546.5	1,962.3

Indirect tax and duties comprise:

	At March 31,
	2021	2020	2019
	€M	€M	€M
PAYE (payroll taxes)	11.2	25.3	20.1
Other tax (principally air passenger duty in various countries)	85.5	464.5	688.9
	96.7	489.8	709.0

13.Financial instruments – Fair values and risk management

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

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in Note 13 to the consolidated financial statements.

(a)Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2021, 2020 and 2019. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, other assets, trade payables and accrued expenses).

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2021, 2020 and 2019 were as follows:

		Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2021
Cash and cash equivalents	2,650.7	—	—	2,650.7	—
Financial asset: cash > 3 months	465.5	—	—	465.5	—
Restricted cash	34.1	—	—	34.1	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	208.9	—	208.9	208.9
- Cross-currency swaps	—	3.0	—	3.0	3.0
- GBP currency swaps	—	5.4	—	5.4	5.4
Trade receivables	18.6	—	—	18.6	—
Other assets	—	—	—	—	—
Total financial assets at March 31, 2021	3,168.9	217.3	—	3,386.2	217.3

		Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2020
Cash and cash equivalents	2,566.4	—	—	2,566.4	—
Financial asset: cash > 3 months	1,207.2	—	—	1,207.2	—
Restricted cash	34.4	—	—	34.4	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	663.7	—	663.7	663.7
- Interest rate swaps	—	8.0	—	8.0	8.0
Trade receivables	67.5	—	—	67.5	—
Other assets	2.3	—	—	2.3	—
Total financial assets at March 31, 2020	3,877.8	671.7	—	4,549.5	671.7

		Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2019
Cash and cash equivalents	1,675.6	—	—	1,675.6	—
Financial asset: cash > 3 months	1,484.4	—	—	1,484.4	—
Restricted cash	34.9	—	—	34.9	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	527.7	—	527.7	527.7
- Interest rate swaps	—	4.0	—	4.0	4.0
- Jet fuel derivative contracts	—	4.5	—	4.5	4.5
Trade receivables	59.5	—	—	59.5	—
Other assets	0.8	—	—	0.8	—
Total financial assets at March 31, 2019	3,255.2	536.2	—	3,791.4	536.2

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2021
Current and non-current maturities of debt	5,243.7	—	—	5,243.7	5,356.4
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	40.0	25.8	65.8	65.8
-Jet fuel & carbon derivative contracts	—	19.8	—	19.8	19.8
-Interest rate swaps	—	—	—	—	—
Trade payables (Current)	336.0	—	—	336.0	—
Trade payables (Non-current)	179.9	—	—	179.9	179.9
Accrued expenses	887.3	—	—	887.3	—
Total financial liabilities at March 31, 2021	6,646.9	59.8	25.8	6,732.5	5,621.9

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2020
Current and non-current maturities of debt	3,965.3	—	—	3,965.3	3,495.8
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	2.2	—	2.2	2.2
-Jet fuel derivative contracts	—	1,228.3	—	1,228.3	1,228.3
-Interest rate swaps	—	—	—	—	—
Trade payables	1,368.2	—	—	1,368.2	—
Accrued expenses	1,553.1	—	—	1,553.1	—
Total financial liabilities at March 31, 2020	6,886.6	1,230.5	—	8,117.1	4,726.3

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2019
Current and non-current maturities of debt	3,644.4	—	—	3,644.4	3,725.3
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	8.0	—	8.0	8.0
-Jet fuel derivative contracts	—	189.7	—	189.7	189.7
-Interest rate swaps	—	—	—	—	—
Trade payables	573.8	—	—	573.8	—
Accrued expenses	320.8	—	—	320.8	—
Total financial liabilities at March 31, 2019	4,539.0	197.7	—	4,736.7	3,923.0

(b)Measurement of fair values

Valuation techniques

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

The different valuation levels are defined as follows:

●	Level 1: Inputs are based on unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Inputs for the asset or liability are not based on observable market data.

The following paragraphs describe the valuation techniques used in measuring Level 2 and Level 3 fair values for each material class of financial instruments in the consolidated balance sheet, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Derivatives – currency forwards and aircraft jet fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2021 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Financial instruments not measured at fair value

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

Trade payables: The value of trade payables has not been discounted as the effects of discounting would not be material.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2021
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	208.9	—	208.9
GBP currency swap	—	5.4	—	5.4
Cross-currency swaps	—	3.0	—	3.0
	—	217.3	—	217.3
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	65.8	—	65.8
Jet fuel	—	19.8	—	19.8
	—	85.6	—	85.6
Liabilities not measured at fair value
Debt	—	5,356.4	—	5,356.4
Non-current trade payables	—	179.9	—	179.9
		5,536.3		5,536.3

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2020
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	663.7	—	663.7
Jet fuel & carbon derivative contracts	—	—	—	—
Cross-currency swaps	—	8.0	—	8.0
	—	671.7	—	671.7
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	2.2	—	2.2
Jet fuel & carbon derivative contracts	—	1,228.3	—	1,228.3
	—	1,230.5	—	1,230.5
Liabilities not measured at fair value
Long-term debt	—	3,495.8	—	3,495.8

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2019
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	527.7	—	527.7
Jet fuel derivative contracts	—	4.5	—	4.5
Cross-currency swaps	—	4.0	—	4.0
	—	536.2	—	536.2
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	8.0	—	8.0
Jet fuel derivative contracts	—	189.7	—	189.7
	—	197.7	—	197.7
Liabilities not measured at fair value
Long-term debt	—	3,725.3	—	3,725.3

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2021, 2020, and 2019 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c)Financial risk management

Risk management framework

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group’s operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses a range of financial instruments to manage exposures arising from these risks, as fully set out below. These instruments include borrowings, cash deposits and derivatives (principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts). Derivative financial instruments are designated as hedging derivatives, where effective, for the purposes of IAS 39 and accounted for at fair value in the Group’s consolidated balance sheet. It is the Group’s policy that no speculative trading in financial instruments takes place.

Market risk

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company’s earnings, cash flows and equity.

The Group uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Audit Committee. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Group is exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies is the euro. The main currencies in which non-euro transactions occur giving rise to foreign currency risk are primarily denominated in U.S. dollars and U.K. pounds sterling.

The Company manages this risk by typically matching U.K. pounds sterling revenues against U.K. pounds sterling costs. Surplus U.K. pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and typically U.K. pounds sterling are converted into euro. Additionally, the Group swaps euro for U.S. dollars using forward currency contracts to cover any expected U.S. dollar outflows for these costs. From time to time, the Company also swaps euro for U.K. pounds sterling using forward currency contracts to hedge expected future surplus U.K. pounds sterling. From time to time the Group also enters into cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of U.S. dollar denominated borrowings.

Forward currency contracts are designated as cash-flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar and euro exchange rates for the forecasted U.S. dollar purchases.

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €8m on ineffective currency cash-flow hedges for fiscal year 2021 (2020: €40m gain, 2019: nil) primarily related to delayed capital expenditure (principally due to the late delivery of new aircraft) and a reduced requirement for USD fuel purchases.

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At March 31,
	2021			2020			2019
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	8.1	—	9.5	22.5	—	25.3	17.0	—	19.6
U.S. Dollar cash and liquid resources	—	506.7	432.0	—	2,150.1	1,949.5	—	485.2	432.5
	8.1	506.7	441.5	22.5	2,150.1	1,974.8	17.0	485.2	452.1

	At March 31,
	2021			2020			2019
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary liabilities
U.S. dollar long term debt	—	95.7	81.6	—	129.2	117.1	—	202.4	180.5
U.K. GBP debt	597.3	—	701.8	—	—	—		—	—
Pre-delivery payments due to Boeing	—	517.3	441.1	—	1,051.8	957.6	—	—	—
	597.3	613.0	1,224.5	—	1,181.0	1,074.7	—	202.4	180.5

The following exchange rates have been applied:

	At March 31,
	2021	2020	2019
	€	€	€
USD 1.0000	1.1728	1.1029	1.1217
GBP 1.0000	0.8510	0.8883	0.8606

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Within Year 1	1,506.9	3,670.9	4,007.0
Greater than 1 Year	1,562.4	4,075.7	4,665.0
Total	3,069.3	7,746.6	8,672.0

These foreign currency exchange contracts were all initially treated as cash-flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. See section (d) below for details of the ineffectiveness of certain of these hedges. As at March 31, 2021 the hedged U.S. dollar rate is US $1.2099 to €1.00.

Sensitivity analysis

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2021 would have a positive impact of €40m on the income statement (net of tax) (2020: €246m; 2019: nil) if the rate fell by 10% and a negative impact of €33m on the income statement (net of tax) (2020: €235m; 2019: nil) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a negative €372m impact (net of tax) on equity if the rate fell by 10% and a positive €304m impact (net of tax) if the rate increased by 10% (2020: €649m positive or €531m negative; 2019: €894m positive or €731m negative).

Interest rate risk

The Group’s objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In line with the above interest rate risk management strategy, the Group has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations.

The Group also utilizes cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Group’s U.S. dollar denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all designated in cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Group’s underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current year.

Floating interest rates on financial liabilities are referenced to European interbank interest rates (EURIBOR). Secured long-term debt and interest rate swaps typically re-price on a quarterly basis. The Group uses current interest rate settings on existing floating rate debt at each year-end to calculate contractual cash flows. Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures.

Exposures to interest rate risk

The following was the maturity profile of the Group’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses).

	Weighted
	average					2026 -
	rate	2022	2023	2024	2025	2027	Total
At March 31, 2021	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured debt	2.47%	63.5	61.4	51.3	11.3	—	187.5
Unsecured debt	1.46%	1,617.4	916.2	808.9	49.0	849.0	4,240.5
Debt	1.50%	1,680.9	977.6	860.2	60.3	849.0	4,428.0
Lease liabilities - right of use	2.39%	52.5	53.8	48.1	24.8	3.9	183.1
Total fixed rate debt		1,733.4	1,031.4	908.3	85.1	852.9	4,611.1
Floating rate
Secured long term debt	0.70%	45.0	20.7	—	—	—	65.7
Unsecured long term debt		—	—	—	750.0	—	750.0
Total floating rate debt	0.70%	45.0	20.7	—	750.0	—	815.7
Total financial liabilities		1,778.4	1,052.1	908.3	835.1	852.9	5,426.8

	Weighted
	average					2025 -
	rate	2021	2022	2023	2024	2026	Total
At March 31, 2020	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term debt	2.48%	63.8	65.4	63.0	52.2	12.1	256.5
Unsecured long term debt	1.32%	34.0	876.9	877.5	770.2	50.0	2,608.6
Long term debt	1.42%	97.8	942.3	940.5	822.4	62.1	2,865.1
Finance leases	2.51%	116.0	—	—	—	—	116.0
Lease liabilities - right of use	2.47%	75.0	51.6	52.1	46.0	21.2	245.9
Total fixed rate debt		288.8	993.9	992.6	868.4	83.3	3,227.0
Floating rate
Secured long term debt	0.58%	105.9	45.0	20.7	—	—	171.6
Unsecured long term debt		—	—	—	—	750.0	750.0
Finance leases	1.19%	62.6	—	—	—	—	62.6
Total floating rate debt	0.62%	168.5	45.0	20.7	—	750.0	984.2
Total financial liabilities		457.3	1,038.9	1,013.3	868.4	833.3	4,211.2

	Weighted
	average					2024 -
	rate	2020	2021	2022	2023	2025	Total
At March 31, 2019	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term debt	2.52%	75.8	63.3	64.9	62.5	63.8	330.3
Unsecured long term debt	1.30%	34.0	34.0	876.9	877.5	819.7	2,642.1
Long term debt	1.44%	109.8	97.3	941.8	940.0	883.5	2,972.4
Finance leases	2.54%	(2.8)	116.0	—	—	—	113.2
Total fixed rate debt		107.0	213.3	941.8	940.0	883.5	3,085.6
Floating rate
Secured long term debt	0.75%	181.1	161.9	105.8	26.0	—	474.8
Finance leases	1.27%	21.4	62.6	—	—	—	84.0
Total floating rate debt	0.83%	202.5	224.5	105.8	26.0	—	558.8
Total financial liabilities		309.5	437.8	1,047.6	966.0	883.5	3,644.4

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2021, all of the Group’s cash and liquid resources attracted a weighted average interest rate of -0.26% (2020: 0.73%; 2019: 0.01%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,
	2021	2020	2019
	Within	Within	Within
	1 year	1 year	1 year
Financial assets	€M	€M	€M
Cash and cash equivalents	2,650.7	2,566.4	1,675.6
Cash > 3 months	465.5	1,207.2	1,484.4
Restricted cash	34.1	34.4	34.9
Total financial assets	3,150.3	3,808.0	3,194.9

Derivative financial instruments – Interest rate risk exposure

The Group has cross currency swaps to swap fixed rate U.S. dollar denominated debt of US$65m (2020: US$82m; 2019: US$98m) into a fixed rate euro debt of €52m (2020: €65m; 2019: €78m). As at March 31, 2021 the hedged euro fixed interest rate varies between 1.54% to 1.79% depending on the various tranches.

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2021, a plus one-percentage-point movement in interest rates would result in a respective increase of approximately €6m (net of tax) and a minus one-percentage point movement in interest rates would result in a respective increase of approximately €48m in net interest income and expense in the income statement (2020: €38m; 2019: €5m) and a nil increase or decrease in equity (2020: nil; 2019: nil). All of the Group’s interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

Jet fuel and carbon credits price risk

The Group’s historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2021 approximately 50% of the Group’s estimated fuel exposure for fiscal year 2022.

The Group utilizes jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Group’s forecasted fuel purchases, and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These are designated as cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices.

The Group has entered into jet fuel forward contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 months. The notional amount of these contracts are €609m (2020: €2,829m; 2019: €2,482m) at an average hedged rate of approximately US$545 per metric tonne. (2020: US$588; 2019: US$705).

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €219m in fiscal year 2021 (2020: €447m, 2019: nil) in relation to jet fuel hedges (€161m in relation to jet fuel swaps, and €58m in relation currency forward contracts). This is due to the widespread grounding of aircraft, travel restriction and lockdowns as a result of European Governments reactions to the spread of Covid-19.

The European Union Emissions Trading System (“EU-ETS”) is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

The Group’s fuel risk management policy includes hedging of the Group’s EU-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2021, the Group had hedged approximately 100% and 55% of the Group’s estimated carbon exposure for fiscal year 2022 and fiscal year 2023 respectively at approximately €24 per EUA.

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2021 would have a €3.5m impact (2020: €26m) on the income statement (net of tax) if the price fell by 10% and a €3.5m impact (2020: €26m) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2021 would have a €65m impact (2020: €31m) on equity if the price fell by 10% and a €65m impact (2020: €31m) if the price increased by 10%.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from trade receivables, cash and cash equivalents, derivatives and guarantees.

Trade receivables

The Group’s revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is primarily derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2021, approximately €1m (2020: €3m; 2019: €1m) of our total accounts receivable balance were past due, of which €0m (2020: €0m; 2019: €0m) was impaired and €0m (2020: €3m; 2019: €1m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

Cash and cash equivalents

The Group holds significant cash balances, which are classified as either cash and cash equivalents or financial assets >3 months. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties’ market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties’ systemic importance to the financial systems of their home countries. The Group limits the concentration of risk in relation to any one institution for cash and cash equivalents. Deposits are entered into with parties that have high investment grade credit ratings from the main rating agencies, including Standard & Poor’s (“S&P”) Moody’s and Fitch ratings. The Group also monitors where counterparty credit default swaps are trading. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Group is authorized to place funds on deposit for periods up to 18 months.

Derivatives

In line with the Group’s policies and procedures, derivatives are entered into with parties that have high investment grade credit ratings from the main rating agencies, including Standard & Poor’s (“S&P”), Moody’s and Fitch ratings. The Group also avoids concentration of risk in relation to derivative counterparties.

Guarantees

At March 31, 2021, the Group has provided approximately €5,432m (2020: €4,236m; 2019: €3,797m) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities and commitments of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

Liquidity risk and capital management

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial activities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when fall due and to provide adequately for contingencies.

The Group’s cash and liquid resources comprise cash and cash equivalents, short-term investments and restricted cash. The Group defines the capital that it manages as the Group’s long-term debt and equity. The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to maintain sufficient financial resources to mitigate against risks and unforeseen events. In addition, the Group aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints.

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans, debt capital market issuances and government corporate financing facilities for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2021 of €3,150m (2020: €3,808m; 2019: €3,195m). During the year, the Group had a net cash inflows of €195m in relation to property, plant and equipment (2020: outflow of €579m; 2019: outflow of €1,547m). Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by general corporate purposes debt capital market issuances, a €400m share placing and participation in the HMT and Bank of England CCFF. During the year, the Group funded €nil in share buybacks (2020: €581m; 2019: €561m).

The Board of Directors periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2022.

At March 31, 2021, the Group had total borrowings of €5,427m (2020: €4,211m; 2019: €3,644m), including   capitalized leases (under IFRS 16) of €183m (2020: €246m; 2019: €nil) from various financial institutions and the debt capital markets. Financing for the acquisition of 66 Boeing 737-800 "next-generation" aircraft (2020: 89; 2019: 144) was provided on the basis of guarantees granted by the Ex-Im Bank. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to four unsecured Eurobonds, three for €850m, and one for €750m, a €750m unsecured syndicate bank loan leases, and 31 aircraft held under leases in right of use assets.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. These amounts are gross and undiscounted and include contractual interest payments. The total contractual cash flows for the derivative financial instruments have been presented to reflect the gross settled amounts associated with the currency and commodity forward contracts.

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2022	2023	2024	2025	Thereafter
At March 31, 2021	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.40%	4,428.0	4,646.7	1,746.7	1,022.8	894.2	85.1	897.9
- Floating rate debt: 0.70%	815.7	834.4	50.8	26.5	5.7	751.4	—
- Lease liabilities – Right of use	183.1	189.0	56.3	54.6	49.7	24.5	3.9
	5,426.8	5,670.1	1,853.8	1,103.9	949.6	861.0	901.8
Derivative financial instruments
- Currency forward contracts – outflows	65.8	3,181.9	2,718.7	428.7	8.9	22.9	2.7
- Currency forward contracts – inflows		(3,117.2)	(2,662.8)	(418.7)	(9.1)	(23.8)	(2.8)
- Commodity forward contracts	19.8	19.8	19.8	—	—	—	—
Trade payables	515.9	515.9	336.0	130.0	26.8	23.1	—
Accrued expenses	887.3	887.3	887.3	—	—	—	—
Total at March 31, 2021	6,915.6	7,157.8	3,152.8	1,243.9	976.2	883.2	901.7

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2021	2022	2023	2024	Thereafter
At March 31, 2020	€M	€M	€M	€M	€M	€M	€M
Long term debt and leases:
- Fixed rate debt 1.42%	2,981.1	3,089.8	253.8	980.6	961.1	832.0	62.3
-Floating rate debt 0.62%	984.2	1,006.5	174.6	50.1	25.7	4.9	751.2
-Lease liabilities – Right of use	245.9	245.9	75.0	51.6	52.1	46.0	21.2
	4,211.2	4,342.2	503.4	1,082.3	1,038.9	882.9	834.7
Derivative financial instruments
- Currency forward contracts	2.2	2.2	2.2	—	—	—	—
- Commodity forward contracts	1,228.3	1,228.3	1,047.8	180.5	—	—	—
Trade payables	1,368.2	1,368.2	1,368.2	—	—	—	—
Accrued expenses	1,553.1	1,553.1	1,553.1	—	—	—	—
Total at March 31, 2020	8,363.0	8,494.0	4,474.7	1,262.8	1,038.9	882.9	834.7

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2020	2021	2022	2023	Thereafter
At March 31, 2019	€M	€M	€M	€M	€M	€M	€M
Long term debt and finance leases:
- Fixed rate debt: 1.48%	3,085.6	3,242.0	151.6	256.0	980.1	960.6	893.7
- Floating rate debt: 0.83%	558.8	562.3	204.8	226.5	105.3	25.7	—
	3,644.4	3,804.3	356.4	482.5	1,085.4	986.3	893.7
Derivative financial instruments
- Currency forward contracts	8.0	8.0	—	—	0.6	4.6	2.8
- Commodity forward contracts	189.7	189.7	189.7	—	—	—	—

Trade payables	573.8	573.8	573.8	—	—	—	—
Accrued expenses	320.8	320.8	320.8	—	—	—	—
Total at March 31, 2019	4,736.7	4,896.6	1,440.7	482.5	1,086.0	990.9	896.5

The interest payments on floating rate debt in the table above reflect market forward interest rates at the7 reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significant earlier, or at significantly different amounts.

(d) Derivative financial instruments – Designated as cash flow hedges

As a result of the widespread grounding of aircraft due to the Covid-19 pandemic, the Group operated a significantly reduced flying schedule in the year ending March 31, 2021 compared to what was originally expected. Accordingly, as at March 31, 2021, the Group’s exposures for jet fuel and foreign currency were significantly reduced, causing some derivative financial instruments, which previously qualified for hedge accounting, to become ineffective, resulting in the discontinuance of certain cash-flow hedge arrangements. As a result, a net expense of €200m (net of tax) was recognized within the income statement for the year ended March 31, 2021 (2020: €407m), comprising a charge of €192m (net of tax) in respect of jet fuel exposures (2020: €447m) and a charge of €8m (net of tax), primarily associated with ineffective currency cash-flow hedges, jet fuel and delayed capital expenditure (2020: gain of €40m).

As of March 31, 2021, a €109m gain (net of tax) is recognized in the cash flow hedge reserve in respect of continuing hedges and €102m gain in respect of hedging relationships for which hedge accounting is no longer applied. The balance on the hedging reserve as of March 31, 2021 is a gain of €211m.

Derivative financial instruments:
	At March 31,
	2021	2020	2019
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	170.1	495.3	284.7
Fuel and oil operating expenses	(27.0)	166.2	235.0
GBP currency swaps	5.4	—	—
Interest rate risk
Variable-rate instruments	3.0	8.0	4.0
Commodity price risk
Fuel and carbon operating expenses	(19.8)	(1,228.3)	(185.3)
Net derivative position at year end	131.7	(558.8)	338.4

Change in gross value used for calculating hedge ineffectiveness:
	At March 31,
	2021	2020	2019
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	356.7	(170.8)	697.7
Fuel and oil operating expenses	210.6	131.0	425.2
GBP currency swap	(5.4)	—	—
Interest rate risk
Variable-rate instruments	5.1	(3.8)	(10.1)
Commodity price risk
Fuel and carbon operating expenses	(1,108.5)	271.9	(688.0)
Total	(541.5)	228.3	424.8

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2021
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	139.7	102.3	242.0
Fuel and oil operating expenses	(10.6)	—	(10.6)
GBP currency swaps	5.4	—	5.4
Interest rate risk
Variable-rate instruments	(6.1)	—	(6.1)
Commodity price risk
Fuel and carbon operating expenses	(14.0)	—	(14.0)
Gross cashflow hedge reserve	114.4	102.3	216.7
*Deferred taxes included in Hedge reserve were €5m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2020
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	406.3	47.8	454.1
Fuel and oil operating expenses	97.0	—	97.0
Interest rate risk
Variable-rate instruments	(2.8)	—	(2.8)
Commodity price risk
Fuel and carbon operating expenses	(711.8)	—	(711.8)
Gross cashflow hedge reserve	(211.3)	47.8	(163.5)
* Deferred taxes included in Hedge reserve were €52m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2019
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	284.6	—	284.6
Fuel and oil operating expenses	235.0	—	235.0
Interest rate risk
Variable-rate instruments	(17.4)	—	(17.4)
Commodity price risk
Fuel and carbon operating expenses	(185.3)	—	(185.3)
Gross cashflow hedge reserve	316.9	—	316.9
* Deferred taxes included in Hedge reserve were €42m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied

Movement: in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2021
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(356.7)	38.4	—
Fuel and oil operating expenses	(210.6)	(57.1)	5.2
GBP currency swaps	5.4	—	—
Interest rate risk
Variable-rate instruments	(5.1)	—	0.1
Commodity price risk
Fuel and carbon operating expenses	1,108.5	(153.1)	(263.5)
Total movement in derivative instruments	541.5	(171.8)	(258.2)

	At March 31, 2020
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	170.8	40.0	—
Fuel and oil operating expenses	(131.0)	69.2	(7.0)
Interest rate risk
Variable-rate instruments	3.8	—	0.2
Commodity price risk
Fuel and carbon operating expenses	(271.9)	(516.4)	(254.8)
Total movement in derivative instruments	(228.3)	(407.2)	(261.6)

	At March 31, 2019
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(697.7)	—	—
Fuel and oil operating expenses	(425.2)	—	8.8
Interest rate risk
Variable-rate instruments	(10.1)	—	(0.6)
Commodity price risk
Fuel and carbon operating expenses	688.0	—	(293.0)
Total movement in derivative instruments	(445.0)	—	(284.8)
* Hedge ineffectiveness is classified within “Finance Expense” on the Consolidated Income Statement
** Reclassified from hedging reserve to profit or loss – Fuel & Oil Foreign Currency & Commodity are reclassified in Fuel and Oil; Variable rate instruments are reclassified to Finance expense

The effective (gains)/losses arising on the hedging of aircraft capital expenditure are recognized as part of the capitalized cost of aircraft additions, within property, plant and equipment. The (gains)/losses arising on the hedging of interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft capital expenditure) are recognized in the income statement when the hedged transaction occurs.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash-flow hedges realized during the year:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for (gains)/losses recognized in fuel and oil operating expenses	(263.5)	(254.8)	293.0
Interest rate swaps
Reclassification adjustments for (gains)/losses recognized in finance expense	0.1	0.2	0.6
Foreign currency forward contracts
Reclassification adjustments for (gains) recognized in fuel and oil operating expenses	(5.2)	(7.0)	(8.8)
	(268.6)	(261.6)	284.8

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realized during the year:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Foreign currency forward contracts
Recognized in property plant and equipment – aircraft additions	5.0	—	59.6
	5.0	—	59.6

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts and average price or rate for the hedging instrument, where applicable, for cash flow hedges.

	At March 31,
	2021			2020			2019
	Within	> 1 Year		Within	> 1 Year		Within	> 1 Year
	1 Year	(non—		1 Year	(non—		1 Year	(non—
	(current)	current)	Total	(current)	current)	Total	(current)	current)	Total
	€M	€M	€M	€M	€M	€M	€M	€M	€M
Foreign currency risk notional amounts
for effective hedges
PP&E — aircraft additions	1,632.7	1,935.7	3,568.4	1,519.8	2,763.7	4,283.5	1,455.8	3,982.0	5,437.8
Fuel and oil operating expenses	1,202.2	—	1,202.2	—	1,312.0	1,312.0	2,515.9	718.9	3,234.8
GBP currency swaps	695.3	—	695.3	—	—	—	—	—	—

— Within derivative financial assets	104.9	109.4	214.3	291.2	372.5	663.7	307.0	220.7	527.7
— Within derivative financial liabilities	(59.4)	(6.4)	(65.8)	(2.2)	—	(2.2)	—	(8.0)	(8.0)
	45.5	103.0	148.5	289.0	372.5	661.5	307.0	212.7	519.7

Interest rate risk notional amounts for effective hedges
Variable—rate instruments	13.4	38.2	51.6	64.8	—	64.8	(77.8)	—	(77.8)

Total fair value for all interest rate risk related derivative instruments
— Within derivative financial assets	1.0	2.0	3.0	2.0	6.0	8.0	1.7	2.3	4.0
	1.0	2.0	3.0	2.0	6.0	8.0	1.7	2.3	4.0

Commodity price risk notional amounts for effective hedges
Fuel and carbon operating expenses	577.6	—	577.6	—	672.7	672.7	(2,482.1)	—	(2,482.1)

Total fair value for all interest rate risk related derivative instruments:
— Within derivative financial assets	—	—	—	—	—	—	—	4.5	4.5
— Within derivative financial liabilities	(19.8)	—	(19.8)	(1,047.8)	(180.5)	(1,228.3)	(189.7)	—	(189.7)
	(19.8)	—	(19.8)	(1,047.8)	(180.5)	(1,228.3)	(189.7)	4.5	(185.2)

Fair values as reported in the consolidated balance sheet
Derivative financial assets	106.0	111.3	217.3	293.2	378.5	671.7	308.7	227.5	536.2
Derivative financial liabilities	(79.2)	(6.4)	(85.6)	(1,050.0)	(180.5)	(1,230.5)	(189.7)	(8.0)	(197.7)

Derivative financial assets analyzed between those:
— Designated as continuing cash flow hedges	72.3	98.1	170.4	184.0	378.5	562.5	308.7	227.5	536.2
— Where hedge accounting is no longer applied	33.7	13.2	46.9	109.2	—	109.2	—	—	—
	106.0	111.3	217.3	293.2	378.5	671.7	308.7	227.5	536.2

Derivative financial liabilities analyzed between those:
— Designated as continuing cash flow hedges	(36.9)	(0.6)	(37.5)	(533.5)	(180.5)	(714.0)	(189.7)	(8.0)	(197.7)
— Where hedge accounting is no longer applied	(22.4)	—	(22.4)	(516.5)	—	(516.5)	—	—	—
— Designated as fair value financial instruments	(19.9)	(5.8)	(25.7)	—	—	—	—	—	—
	(79.2)	(6.4)	(85.6)	(1,050.0)	(180.5)	(1,230.5)	(189.7)	(8.0)	(197.7)

14.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Current tax assets
Current tax assets	—	(44.5)	—
Total current tax assets	—	(44.5)	—

Current tax liabilities
Corporation tax provision	48.1	—	31.6
Total current tax liabilities	48.1	—	31.6

Deferred tax assets
Recognition of tax losses	(14.0)	(53.6)	(43.2)
Total deferred tax assets	(14.0)	(53.6)	(43.2)

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives and pensions	272.4	353.5	460.6
Total deferred tax liabilities	272.4	353.5	460.6

Total deferred tax liabilities (net)	258.4	299.9	417.4

Total tax liabilities (net)	306.5	255.4	449.0

	At March 31,
	2021	2020	2019
	€M	€M	€M
Reconciliation of current tax
Liability/(asset) at beginning of year	(44.5)	31.6	36.0
Corporation tax charge in year	5.5	44.4	96.5
Tax received/(paid)	87.1	(120.5)	(100.9)
Liability/(asset) at end of year	48.1	(44.5)	31.6

	At March 31,
	2021	2020	2019
	€M	€M	€M
Reconciliation of deferred tax
Net liability at beginning of year	299.9	417.4	395.2
New temporary differences on property, plant and equipment, net operating losses, derivatives, pensions and other items	(41.5)	(117.5)	22.2
Net liability at end of year	258.4	299.9	417.4

The components of the tax expense in the income statement were as follows:

	Year ended
	March 31,
	2021	2020	2019
	€M	€M	€M
Corporation tax charge in year	5.5	44.4	96.5
Deferred tax credit relating to origination and reversal of temporary differences	(99.1)	(22.8)	(33.4)
	(93.6)	21.6	63.1

The tax credit in the year to March 31, 2021 consisted mainly of temporary differences of a net credit of €99m for property, plant and equipment, tax losses, transitional adjustments and debit of €58m for derivatives. The tax credit in the year to March 31, 2020 consisted mainly of temporary differences of a net credit of €23m for property, plant and equipment, deferred tax losses, transitional adjustments and a credit of €95m for derivatives. The tax charge in the year to March 31, 2019 consisted of temporary differences of a credit of €69m (including IFRS 15 adjustment of €36m which was recognized directly in equity) for property, plant and equipment, deferred tax losses and a charge of €91m for derivatives.

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended
	March 31,
	2021		2020		2019
	%		%		%
Statutory rate of Irish corporation tax on (loss)/profits	(12.5)		12.5		12.5
Non-Irish profits and losses taxed at other rates	(0.7)		(9.3)	*	(5.8)	*
Other movements	4.8	**	—		—
Total effective rate of taxation on (loss)/profits	(8.4)		3.2		6.7

* Primarily relates to the impact of net operating losses incurred in LaudaMotion (taxable at 25%).

** Primarily relates to the derecognition of deferred tax asset in respect of net operating losses incurred in LaudaMotion (taxable at 25%).

The deferred tax movement per each type of temporary difference is detailed below:

	Year ended March 31,
	2021	2020	2019
	€M	€M	€M

Property, plant and equipment	(21.9)	(14.4)	2.7
IFRS 15 transition adjustment	7.1	7.1	7.1
Right of use assets & lease liabilities	0.6	(1.1)	—
Deferred tax asset on net operating losses	(138.7)	(10.4)	(43.2)
Derecognition of deferred tax asset	53.7*	—	—
Pension payments	—	—	—
Share based payments	0.1	(4.0)	—
Deferred tax credit	(99.1)	(22.8)	(33.4)

* Relates to the derecognition by Group of a deferred tax asset in respect of losses of LaudaMotion operations in Austria, as part of an internal group restructure.

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	124.5	(9.4)	55.6
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	0.2	—	—
Net hedge ineffectiveness and discontinuation transferred to profit or loss	(24.4)	(53.5)	—
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(42.7)	(31.8)	35.6
Total tax charge in other comprehensive income	57.6	(94.7)	91.2

The principal components of net deferred tax at each year-end were:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Arising on capital allowances and other temporary differences	392.9	299.3	343.3
Arising on losses	(138.7)	53.6	32.4
Arising on derivatives	4.8	(52.4)	42.3
Arising on pension	(0.6)	(0.6)	(0.6)
Total	258.4	299.9	417.4

Deferred tax assets are recognized on the basis that sufficient future profits will be available against which they may be utilized.

The Company recognized all appropriate deferred tax assets and liabilities at March 31, 2021, 2020 and 2019, with the exception of some deductible temporary differences. The tax value of deductible temporary differences where near-term recovery is not probable and therefore have not been recognized in the Consolidated Balance Sheet amounts to approximately €104m (2020: €132m; 2019: €nil). These deductible temporary differences are not subject to expiry based on current tax legislation and are subject to annual review. No deferred tax has been provided for unremitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Company’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

15.         Provisions

	At March 31,
	2021	2020	2019
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	53.2	75.4	130.7
Provision for pension obligation (b)	4.5	4.5	4.9
	57.7	79.9	135.6

	At March 31,
	2021	2020	2019
	€M	€M	€M
(a) Provision for aircraft maintenance on leased aircraft
At beginning of year	75.4	130.7	133.2
Increase in provision during the year	37.3	23.2	19.8
Utilization of provision upon the hand-back of aircraft	(59.5)	(78.5)	(22.3)
At end of year	53.2	75.4	130.7

During fiscal year 2021, the Company returned 11 Boeing 737 aircraft held under lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2021, 2020 and 2019 are as follows:

	Carrying
	Value	2022	2023	2024	2025	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2021
Provision for leased aircraft maintenance	53.2	10.3	4.1	11.5	24.3	3.0

	Carrying
	Value	2021	2022	2023	2024	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2020
Provision for leased aircraft maintenance	75.4	43.3	12.1	3.2	5.9	10.9

	Carrying
	Value	2020	2021	2022	2023	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2019
Provision for leased aircraft maintenance	130.7	100.5	18.8	7.6	3.8	—

	At March 31,
	2021	2020	2019
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year	4.5	4.9	4.9
Movement during the year	—	(0.4)	—
At end of year	4.5	4.5	4.9

See Note 22 to the consolidated financial statements for further details.

16.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2021	2020	2019
	€M	€M	€M
Authorized/Share Capital reorganization
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.8	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	11.2	10.7
Allotted, called-up and fully paid:
1,089,181,737 ordinary equity shares of 0.600 euro cent each	—	6.5	—
1,133,395,322 ordinary equity shares of 0.600 euro cent each	—	—	6.8
1,128,062,028 ordinary equity shares of 0.600 euro cent each	6.7	—	—

In September 2020, 35.2m ordinary shares were issued via an ordinary share placing at a price of €11.35 per share generating approximately €400m proceeds. Transaction costs of approximately €2m were accounted for as a deduction from equity.

Other movement in the share capital balance year-on-year principally relates 3.6m new shares issued in fiscal year 2021, following the exercise of vested share options, (2020: 3m; 2019: nil). There were no share buybacks, resulting in no cancelled shares, in fiscal year 2021 (2020: 47.2m; 2019: 37.8m).

Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2021	2020	2019
	€M	€M	€M
Balance at beginning of year	738.5	719.4	719.4
Issue of ordinary equity shares	423.1	19.1	—
Balance at end of year	1,161.6	738.5	719.4

(c)Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were no grants under LTIP 2019 in fiscal year 2021.

Details of the share options outstanding are set out below:

		Weighted
	Share Options	Average
	M	Exercise Price (€)
Outstanding at March 31, 2018	20.1	7.70
Exercised	—	—
Granted	20.0	11.12
Forfeited	(0.3)	12.00
Outstanding at March 31, 2019	39.8	9.38
Granted	—	—
Forfeited	(2.0)	12.47
Exercised	(3.0)	6.31
Outstanding at March 31, 2020	34.8	9.57
Granted	—	—
Forfeited	(1.2)	11.56
Exercised	(3.6)	6.42
Outstanding at March 31, 2021	30.0	9.83

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2021 was €16.55 (2020: €9.33; 2019: €11.67). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in fiscal year 2021 were €17.56 and €8.20 respectively (fiscal year 2020 were €16.07 and €8.32 respectively; fiscal year 2019 were €16.72 and €10.04 respectively). There were 10.9m options exercisable at March 31, 2021 (2020: nil; 2019: nil). The average share price for fiscal year 2021 was €13.01 (2020: €11.77; 2019: €13.28).

There were 3.6m options exercised during fiscal years 2021 (2020: 3.0m; 2019: nil).

At March 31, 2021 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

		No.	Remaining
	Exercise	options	contractual
	price	outstanding	life
	€	M	(years)
Vested	6.25	3.6	1.3
Vested	6.74	2.2	1.5
Vested	8.35	5.0	1.6
	11.12	17.4	5.9
	12.00	1.6	3.4
	14.40	0.1	4.1
	17.55	0.1	1.3
Weighted average	9.83	30.0	4.1

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of approximately €4m to the income statement (2020: €7m; 2019: €8m) being recognized within the income statement in accordance with employee services rendered.

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

17.         Other equity reserves

The total share-based payments reserve at March 31, 2021 was approximately €31m (2020: €32m; 2019: €29m). The treasury reserve amounted to €nil at March 31, 2021 (2020: €nil; 2019: €nil). The total cash-flow hedge reserve amounted to positive €211m at March 31, 2021 (2020: negative €111m; 2019: positive €275m). Further details of the Group’s derivatives are set out in note 13 of the consolidated financial statements

18.         Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that is provided internally to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM). The Group currently comprises four key separate airlines, Buzz, Lauda, Malta Air and Ryanair DAC.  Ryanair DAC and Malta Air are separate reportable segments as they each exceed the applicable quantitative thresholds for reporting purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ This is the first year that Malta Air has been required to be presented as a separate reportable segment and hence the prior year information has been represented for comparability purposes.

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows:

	At March 31, 2021
			Other
	Ryanair DAC	Malta Air	Airlines	Elimination	Total
	€M	€M	€M	€M	€M
External revenue	1,620.0	—	15.8	—	1,635.8
Inter-segment revenue	586.4	464.2	196.9	(1,247.5)	—
Segment revenue	2,206.4	464.2	212.7	(1,247.5)	1,635.8

Reportable segment profit/(loss) after income tax (i)	(641.6)	(18.7)	(155.1)	—	(815.4)

Other segment information:
Depreciation	(506.6)	—	(64.4)	—	(571.0)
Finance expense	(65.6)	—	(4.2)	—	(69.8)
Finance income	10.9	—	5.1	—	16.0
Capital expenditure	(343.0)	—	(33.6)	—	(376.6)

Reportable segment assets	11,898.7	86.7	342.6	—	12,328.0
Reportable segment liabilities	6,830.8	108.3	742.3	—	7,681.4

	At March 31, 2020
			Other
	Ryanair DAC	Malta Air	Airlines	Elimination	Total
	€M	€M	€M	€M	€M
External revenue	8,122.6	—	372.2	—	8,494.8
Inter-segment revenue	2.4	210.8	187.2	(400.4)	—
Segment revenue	8,125.0	210.8	559.4	(400.4)	8,494.8

Reportable segment profit/(loss) after income tax (i)	1,097.7	(3.2)	(92.4)	—	1,002.1

Other segment information:
Depreciation	(693.7)	—	(55.0)	—	(748.7)
Finance expense	(475.2)	—	(4.9)	—	(480.1)
Finance income	21.4	—	—	—	21.4
Capital expenditure	(1,195.8)	—	—	—	(1,195.8)

Reportable segment assets	14,194.5	64.4	488.3	—	14,747.2
Reportable segment liabilities	8,995.2	67.9	769.6	—	9,832.7

	At March 31, 2019
			Other
	Ryanair DAC	Malta Air	Airlines	Elimination	Total
	€M	€M	€M	€M	€M
Segment revenue	7,525.8	—	171.6	—	7,697.4

Reportable segment profit/(loss) after income tax (i)	1,023.7	—	(138.7)	—	885.0

Other segment information:
Depreciation	(635.4)	—	(5.1)	—	(640.5)
Finance expense	(59.1)	—	—	—	(59.1)
Finance income	3.7	—	—	—	3.7
Capital expenditure	(1,546.7)	—	—	—	(1,546.7)

Reportable segment assets	13,037.6	—	213.1	—	13,250.7
Reportable segment liabilities	7,635.8	—	400.0	—	8,035.8

(i)Adjusted loss after tax in the financial year ended March 31, 2021, excludes a charge of €200m (March 31,2020: €353m), attributable to a hedge ineffectiveness charge on jet fuel derivative instruments, foreign currency derivative instruments related to jet fuel, and aircraft delivery delays.

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

	Year ended
	March 31,
	2021	2020	2019
	€M	€M	€M
United Kingdom	251.4	1,782.3	1,715.3
Italy	377.5	1,522.1	1,440.8
Spain	315.7	1,107.1	1,005.6
Germany	N/A	823.3	773.2
Ireland	81.0	594.5	529.8
Other European countries	610.2	2,665.5	2,232.7
Total revenue	1,635.8	8,494.8	7,697.4

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, room reservations and other sources, including excess baggage charges and administration fees, all directly attributable to the low-fares business.

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

All of the Company’s operating profit arises from low fares airline-related activities. The major revenue earning assets of the Company are its aircraft. As the majority of the Groups’ aircraft were registered in Ireland at March 31, 2021 losses accrue principally in Ireland, although all Group Airlines recorded losses in fiscal year 2021. Since the Company’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

19.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended
	March 31,
	2021	2020	2019
Flight and cabin crew	13,806	15,653	13,911
Sales, operations, management and administration	1,896	2,289	2,027
Average	15,702	17,942	15,938

At March 31, 2021 the Company had a team of 15,016 aviation professionals (2020: 17,268, 2019: 16,840).

The aggregate payroll costs of these persons were as follows:	Year ended
	March 31,
	2021	2020	2019
	€M	€M	€M
Staff and related costs	438.4	1,039.4	929.2
Social welfare costs	25.0	47.5	38.5
Other pension costs (a)	5.2	13.0	8.6
Share based payments (b)	3.6	7.0	7.7
	472.2	1,106.9	984.0

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €5m in 2021 (2020: €13m; 2019: €9m).

(b)	In the year ended March 31, 2021 the charge in the income statement of €3.6m for share based compensation comprises a charge for the fair value of various share options granted in prior periods, which are being recognized in the income statement in accordance with services rendered.

Government grants and assistance

During fiscal year 2021, many European countries in which the Ryanair Group operates made available payroll support schemes. The Group utilized a number of these employment retention schemes to protect jobs within the Group airlines. These schemes were a mix of short term Covid-19 specific programs and long-term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €84m and are offset against staff costs in the Consolidated Income Statement.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was subsequently extended in March 2021 for a further 12 months at a 0.46% interest rate.

There are no unfulfilled conditions or other contingencies attaching to government assistance at March 31, 2021.

20. Statutory and other information	Year ended
	March 31,
	2021	2020	2019
	€M	€M	€M
Directors’ emoluments:
-Fees	0.5	0.6	0.7
-Share based compensation	1.9	2.7	1.9
-Other emoluments	0.3	0.9	1.8
Total Directors’ emoluments	2.7	4.2	4.4
Auditor’s remuneration (including reimbursement of outlay):
- Audit fees (i)	0.6	0.7	0.5
- Audit related fees (ii)	0.1	—	—
- Tax advisory fees (iii)	0.1	0.2	0.2
Total fees	0.8	0.9	0.7
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
- Audit fees (i)	0.1	0.1	0.1
- Audit related fees (ii)	—	—	—
- Tax advisory fees (iii)	—	0.1	0.1
Total fees	0.1	0.2	0.2
Depreciation of owned property, plant and equipment	496.5	683.5	633.4
Depreciation of property, plant and equipment held under finance leases	5.9	5.9	7.1
Lease charges, principally for aircraft (iv)	6.7	38.2	83.9

(i)	Audit fees comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In fiscal year 2021 €1,000 (2020: €1,000; 2019: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Audit related fees comprise fees for assurance and services related to audit and other attestation services performed by KPMG as required by statute, regulation or contract and which are not reported under “Audit fees”.
(iii)	Tax fees include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.
(iv)	Lease charges relates to leases with a duration of less than 12 months for which the Company availed of the short-term lease exemption under IFRS 16.

(a) Fees and emoluments - Executive Director	Year ended
	March 31,
	2021	2020	2019
	€M	€M	€M
Basic salary	0.25	0.50	1.06
Bonus (performance and target-related)	—	0.46	0.77
Share based compensation (i)	1.78	2.51	1.55
	2.03	3.47	3.38

(i)2020 and 2021 include €1.78m non-cash accounting charge for 10m share options granted under the Group CEO’s new 5-year contract in February 2019. The remaining charge in 2020 and 2019 relates to share options that vested in 2019.

During the years ended March 31, 2021, 2020, and 2019 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors	Year ended
	March 31,
	2021	2020	2019
	€'000	€'000	€'000
Fees
David Bonderman (i)	16.7	100.0	100.0
Róisín Brennan (ii)	45.8	50.0	40.0
Michael Cawley	45.8	50.0	50.0
Emer Daly	45.8	50.0	50.0
Stan McCarthy (iii)	87.5	50.0	50.0
Charles McCreevy (iv)	-	-	30.0
Declan McKeon (v)	-	-	30.0
Kyran McLaughlin (i)	11.9	50.0	50.0
Howard Millar	45.8	50.0	50.0
Dick Milliken	45.8	50.0	50.0
Mike O’Brien	68.8	80.0	80.0
Julie O’Neill	45.8	50.0	50.0
Louise Phelan	45.8	50.0	50.0
	505.5	630.0	680.0
Emoluments
Share based compensation	83.1	150.0	290.0
Total	588.6	780.0	970.0

(i)	David Bonderman and Kyran McLaughlin retired from the Board of Directors on May 31, 2020.
(ii)	Róisín Brennan was appointed to the Board of Directors in May 2018.
(iii)	Stan McCarthy was appointed Chairman from June 1, 2020.
(iv)	Charles McCreevy retired from the Board of Directors in September 2018.
(v)	Declan McKeon retired from the Board of Directors in September 2018.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2021 was €0.1m (2020: €0.1m; 2019: €0.1m).  Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O’Leary is a member of a defined contribution plan. During the years ended March 31, 2021, 2020 and 2019 the Company did not make contributions to the defined contribution plan for Mr. O’Leary.  No Non-Executive Directors are members of the Company defined benefit plan or received contributions under the defined contribution plan in fiscal years ended March 31, 2021, 2020 and 2019.

(d)  Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Euronext Dublin, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2021, 2020 and 2019 of the Directors in office at March 31, 2021 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2021	2020	2019
Michael Cawley	756,198	756,198	756,198
Emer Daly	6,840	3,260	3,260
Stan McCarthy	10,000	10,000	10,000
Howard Millar	435,000	390,000	390,000
Dick Milliken	9,750	9,750	9,750
Mike O'Brien	4,405	—	—
Michael O’Leary	44,096,725	44,096,725	44,096,725
Julie O'Neill	5,000	1,000	1,000
Louise Phelan	30,000	30,000	30,000

(ii) Share options

The share options held by each Director in office at the end of fiscal year 2021 were as follows:

	No. of Options at March 31,
	2021	2020	2019
Róisín Brennan (d)	50,000	50,000	50,000
Michael Cawley (a) (d)	80,000	80,000	80,000
Emer Daly (d)	50,000	50,000	50,000
Stan McCarthy (d)	50,000	50,000	50,000
Howard Millar (c) (d)	50,000	80,000	80,000
Dick Milliken (a) (d)	80,000	80,000	80,000
Mike O'Brien (d)	50,000	50,000	50,000
Michael O’Leary (b) (e)	15,000,000	15,000,000	15,000,000
Julie O’Neill (a) (d)	50,000	80,000	80,000
Louise Phelan (a) (d)	80,000	80,000	80,000

(a)	30,000 options were granted to these Directors at an exercise price of €6.25 (the market value at the date of grant) during fiscal year 2015, these options vested in May 2019.

(b)	5,000,000 options were granted to Mr.O’Leary during fiscal year 2015 at an exercise price of €8.35 (the market value at the date of grant), these options vested in July 2019.
(c)	30,000 options were granted to this Director at an exercise price of €11.38 (the market price at the date of grant) during fiscal year 2016, these options vested in May 2019.
(d)	50,000 options were granted to these Directors at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable subject to the Director still being a Non-Executive Director of the Company through July 31, 2024.
(e)	10,000,000 options were granted to Mr. O’Leary at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable subject to him still being an employee of the Ryanair Group through July 31, 2024.

In fiscal year 2021 the Company incurred total share-based compensation expense of €1.9m (2020: €2.7m; 2019: €1.9m) in relation to Directors.

21.Finance expense

	Year ended
	March 31,
	2021	2020	2019
	€M	€M	€M
Interest expense	69.8	72.9	59.1
Hedge discontinuance and ineffectiveness (see note 13)	227.3	407.2	—
	297.1	480.1	59.1

22.Retirement benefits

Defined contribution schemes

At March 31, 2021 the Company operates defined-contribution retirement plans in Ireland and the U.K. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €5m in fiscal year 2021 (2020: €13m; 2019: €9m).

Defined-benefit schemes

During fiscal year 2016 the Company closed the defined benefit plan for U.K. employees to future accruals.  The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2021 was €4m (2020: €4m; 2019: €4m).  Costs associated with the scheme during fiscal year 2021 was €nil (2020: €nil; 2019: €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Present value of benefit obligations	(14.9)	(14.9)	(15.0)
Fair value of plan assets	10.4	10.4	10.3
Present value of net obligations	(4.5)	(4.5)	(4.7)
Related deferred tax asset	0.6	0.6	0.6
Net pension liability	(3.9)	(3.9)	(4.1)

23.      (Loss)/Earnings per share

	Year ended March 31,
	2021	2020	2019
Basic (loss)/earnings per ordinary share (€)	(0.9142)	0.5824	0.7739
Diluted (loss)/earnings per ordinary share (€)	(0.9142)	0.5793	0.7665
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,110.4	1,113.8	1,143.6
Diluted (a)	1,110.4	1,119.8	1,154.6

(a)	Details of share options in issue have been described more fully in note 16 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For fiscal year 2021, due to the loss-making position, share options are anti-dilutive in accordance with IAS 33 and therefore are not assumed to be converted. For fiscal year 2020, the weighted average number of shares in issue of 1,120m includes weighted average share options assumed to be converted, and equal to a total of 6m shares. For fiscal year 2019, the weighted average number of shares in issue of 1,155m includes weighted average share options assumed to be converted, and equal to a total of 11m shares.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

24.         Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, shortly after the FAA's ungrounding of the Boeing 737-MAX aircraft in the U.S., the Company announced that it had converted its remaining 75 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 210 Boeing 737-8200 aircraft. Following certification of the Boeing 737-8200 by the FAA in late March 2021, and EASA in early April 2021,  the Group took delivery of its first Boeing 737-8200 in June 2021. Deliveries are expected to continue until December 2024.

The table below reflects the future purchase obligations for firm aircraft purchases under the existing 2014 Boeing Contract, and are calculated by multiplying the number of firm aircraft the Company is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe, and taking account of advance payments paid in prior fiscal years) pursuant to the relevant contract, with the dollar-denominated obligations being converted into euro at an exchange rate of $1.1725 = €1.00 (based on the European Central Bank Rate on March 31, 2021). The Company is eligible for further customer specific credits (reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract  and the delayed commencement of aircraft deliveries) which will reduce the average amount payable per aircraft.

Under the terms of the 2014 Boeing Contract, the Company is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase obligations detailed below are based on an agreed delivery schedule as of March 31, 2021.

	Obligations Due by Period
Purchase Obligations	Total	< 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
2014 Boeing Contract	7,752	1,801	5,063	888	—

Finance leases

The Company financed 30 Boeing 737 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options (“JOLCOs”). These structures were accounted for as finance leases and are initially recorded at fair value in the Company’s balance sheet. Under each of these contracts, Ryanair had a call option to purchase the aircraft at a pre-determined price ahead of maturity. Ryanair exercised these options, the last 10 of which were purchased during fiscal year 2021.

The following table sets out the total future minimum payments of leasing the remaining nil aircraft (2020: 10 aircraft; 2019: 12 aircraft) under JOLCOs at March 31, 2021, 2020 and 2019, respectively:

	At March 31,
	2021		2020		2019
		Present		Present		Present
		value of		value of		value of
	Minimum	Minimum	Minimum	Minimum	Minimum	Minimum
	payments	payments	payments	payments	payments	payments
	€M	€M	€M	€M	€M	€M
Due within one year	—	—	178.9	172.1	21.4	20.9
Due between two and five years	—	—	—	—	178.7	165.5
Due after five years	—	—	—	—	—	—
Total minimum lease payments	—	—	178.9	172.1	200.1	186.4
Less amounts allocated to future financing costs	—	—	—	—	(0.7)	(0.6)
Present value of minimum lease payments	—	—	178.9	172.1	199.4	185.8

Commitments resulting from the use of derivative financial instruments by the Company are described in note 13 to the consolidated financial statements.

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

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid.  In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.  Ryanair appealed these four negative findings to the European Court of Justice. In December 2019, Ryanair discontinued the appeals to the European Court of Justice of these four negative findings as the Court had refused to grant an oral hearing in any of the cases. The appeal proceedings before the General Court regarding Ryanair’s arrangements with Cagliari and Klagenfurt airports are expected to take approximately two years. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision in Feb 2021.

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

25.         Note to cash flow statement

The following table outlines the changes in the carrying value of net debt:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Net debt at beginning of year	(403.2)	(449.5)	(282.9)
Changes from financing cashflows
Increase in cash and cash equivalents in year, including net foreign exchange differences	84.3	890.8	160.6
(Decrease) in financial assets: cash > 3 months	(741.7)	(277.2)	(646.1)
Decrease/(increase) in restricted cash	(0.3)	(0.5)	0.3
Net cash flow from (increase)/decrease in debt	(1,201.5)	(274.4)	322.9
Movement in net funds resulting from cash flows	(1,859.2)	338.7	(162.3)

Other changes
Translation on U.S. dollar denominated debt	15.7	19.7	(4.3)
Adjustment on initial application of IFRS 16 (net of tax)	—	(140.4)	—
Lease additions	(25.2)	(166.1)	—
Interest expense	(4.6)	(5.6)	—
Movement from other changes	(14.1)	(292.4)	(4.3)

Net debt at end of year	(2,276.5)	(403.2)	(449.5)
Analyzed as:
Cash and cash equivalents, cash > 3 months and restricted cash	3,150.3	3,808.0	3,194.9
Total borrowings*	(5,426.8)	(4,211.2)	(3,644.4)
Net debt	(2,276.5)	(403.2)	(449.5)

*Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Balance at beginning of year	738.5	719.4	719.4
Changes from financing cashflows
Net proceeds from shares issued	423.1	19.1	—
Movement in net funds resulting from cash flows	423.1	19.1	—
Balance at end of year	1,161.6	738.5	719.4

During fiscal year 2021 the Group had cash outflows of €nil relating to the repurchase of ordinary shares (net of stamp duty) (2020: €581m, 2019: €561m), which affected the retained earnings account. Please refer to the Consolidated Statement of Changes in Equity for further detail.

The following table outlines the changes in liabilities arising from financing activities:

	At March 31,
	2021	2020	2019
	€M	€M	€M
Balance at beginning of year	(4,211.2)	(3,644.4)	(3,963.0)
Net cash flow from (increase)/decrease in debt	(1,201.5)	(274.4)	322.9
Adjustment on initial application of IFRS 16 (net of tax)	—	(140.4)	—
Lease additions	(25.2)	(166.1)	—
Interest expense	(4.6)	(5.6)	—
Foreign exchange	15.7	19.7	(4.3)
Balance at end of year	(5,426.8)	(4,211.2)	(3,644.4)
Less than one year	(1,778.4)	(457.3)	(309.4)
More than one year	(3,648.4)	(3,753.9)	(3,335.0)
	(5,426.8)	(4,211.2)	(3,644.4)

26.         Shareholder returns

There were no shareholder returns during the year ended March 31, 2021.

In the year ended March 31, 2020 the Company bought back 47.2m ordinary shares at a total cost of approximately €581m. This buyback was equivalent to approximately 4.2% of the Company's issued share capital at March 31, 2020. All of these repurchased ordinary shares were canceled at March 31, 2020. As a result of the share buybacks, share capital decreased by 47.2m ordinary shares with a nominal value of €0.3m and other undenominated capital reserve increased by a corresponding €0.3m. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

In the year ended March 31, 2019 the Company bought back 37.8m ordinary shares at a total cost of approximately €561m. This buyback was equivalent to approximately 3.2% of the Company’s issued share capital at March 31, 2019. All of these repurchased ordinary shares were canceled at March 31, 2019.

As a result of the share buybacks, share capital decreased by 37.8m ordinary shares with a nominal value of €0.2m and the other undenominated capital reserve increased by a corresponding €0.2m. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

27.       Post-balance sheet events

In May 2021, the Group raised approximately €1.2bn, 5-year unsecured, Eurobonds at a fixed coupon of 0.875% for general corporate purposes.

28.         Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings of Ryanair Holdings plc.

		Registered	Nature of
Name	% Held in ordinary shares	Office	Business

Buzz (Ryanair Sun S.A.)	100	21 Cybernetyki Street, 02-677 Warsaw, Poland	Airline operator
Lauda Europe Limited	100	191, Level 3, Triq Marina, Pieta' PTA 9041, Malta	Airline operator
Malta Air Limited	100	191, Level 3, Triq Marina, Pieta’ PTA 9041, Malta	Airline operator
Ryanair DAC	100	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator
Ryanair U.K. Limited	100	Enterprise House, 2nd Floor, London Stansted Airport, England	Airline operator

Pursuant to Sections 314-316 of the Companies Act 2014, a full list of subsidiary undertakings will be annexed to the Company’s Annual Return to be filed with the Companies Registration Office in Ireland.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2021, 2020 and 2019.

The total amount of remuneration paid to key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors, as set out on page 66 amounted to €6.6m in the fiscal year 2021 (2020: €11.3m; 2019: €13.4m).

	Year ended
	March 31,
	2021	2020	2019
	€M	€M	€M
Basic salary and bonus*	3.5	6.8	8.0
Pension contributions	0.2	0.2	0.2
Non-executive directors’ fees	0.5	0.6	0.7
Share-based compensation expense	2.4	3.7	4.5
	6.6	11.3	13.4

*No bonus was paid for fiscal year 2021. Additionally, the Board and management agreed to significant fee/basic salary cuts for fiscal year 2021 as part of the Company's response to the Covid-19 crisis.

29.         Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 23, 2021.

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