Form 20-F
period 2022-03-31
RYANAIR HOLDINGS PLC
filed 2022-07-25
CIK 1038683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT/ TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:___________
For the transition period from ________ to _________

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

1,134,528,528 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

i

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair DAC, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “Ryanair Group” refers to the wholly owned subsidiary airlines of Ryanair Holdings, including Ryanair Sun S.A. (“Buzz”), Lauda Europe Limited (“Lauda”), Malta Air Limited, Ryanair DAC, and Ryanair U.K. Limited. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of nineteen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

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

Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002), which applies throughout the  EU,  the  consolidated  financial  statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2022 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.1093, or $1.00 = €0.9015, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2022. The Federal Reserve Rate for euro on June 30, 2022 was €1.00 = $1.0469 or $1.00 = €0.9552. See “Item 3. Key Information— Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

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

Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low- fares airline service in Europe and North Africa, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy.

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

Among the factors that are subject to change and could significantly impact the Company’s expected results are global pandemics such as Covid-19, the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, cyber-attacks, war and geopolitical uncertainty, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, supply chain disruptions on delays, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Union and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers (“ATC”) strikes and staff shortages, extreme weather events or other atmospheric disruptions.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair Holdings operates a low fare, low cost scheduled airline group serving short-haul, point-to-point routes from 90 bases to airports across Europe and North Africa, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of June 30, 2022, the Ryanair Group had a fleet of 483 owned Boeing 737s, including 73 Boeing 737-8200 “Gamechanger” aircraft. In addition, the Group had 29 leased Airbus A320 aircraft. The Group offers approximately 3,000 short-haul flights per day serving 225 airports across Europe and North Africa. Ryanair is Europe’s greenest, cleanest major airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to European legacy airlines. A detailed description of the Company’s business can be found in “Item 4. Information on the Company”.

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with IFRS. The financial information for fiscal year 2022 has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2022. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2022(a)	2022	2021	2020	2019	2018

	(in millions, except per-Ordinary Share data)
Total operating revenues	$5,325.6	€4,800.9	€1,635.8	€8,494.8	€7,697.4	€7,151.0
Total operating expenses	$(5,702.4)	€(5,140.5)	€(2,475.2)	€(7,367.4)	€(6,680.6)	€(5,483.7)
Operating (loss)/profit	$(376.7)	€(339.6)	€(839.4)	€1,127.4	€1,016.8	€1,667.3
Other (expense)/income	$(100.1)	€(90.2)	€(269.3)	€(457.1)	€(68.7)	€(56.0)
(Loss)/profit before taxation	$(476.8)	€(429.8)	€(1,108.7)	€670.3	€948.1	€1,611.3
Tax credit/(expense)	$209.7	€189.0	€93.6	€(21.6)	€(63.1)	€(161.1)

(Loss)/profit after taxation	$(267.1)	€(240.8)	€(1,015.1)	€648.7	€885.0	€1,450.2
Ryanair Holdings basic (loss)/earnings per Ordinary Share (U.S. dollars)/(euros)	$(0.2363)	€(0.2130)	€(0.9142)	€0.5824	€0.7739	€1.2151
Ryanair Holdings diluted (loss)/earnings per Ordinary Share (U.S. dollars)/(euros)	$(0.2363)	€(0.2130)	€(0.9142)	€0.5793	€0.7665	€1.2045

Balance Sheet Data:

	As of March 31,
	2022(a)	2022	2021	2020	2019	2018

	(in millions)
Cash and cash equivalents	$2,960.7	€2,669.0	€2,650.7	€2,566.4	€1,675.6	€1,515.0
Total assets	$16,805.7	€15,149.8	€12,328.0	€14,747.2	€13,250.7	€12,361.8
Current and long-term debt, including lease obligations	$5,632.4	€5,077.4	€5,426.8	€4,211.2	€3,644.4	€3,963.0
Shareholders’ equity	$6,151.4	€5,545.3	€4,646.6	€4,914.5	€5,214.9	€4,468.9
Issued share capital	$7.5	€6.8	€6.7	€6.5	€6.8	€7.0
Weighted Average Number of Ordinary Shares in issue during the year	1,130.5	1,130.5	1,110.4	1,113.8	1,143.6	1,193.5

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2022(a)	2022	2021	2020	2019	2018

	(in millions)
Net cash inflow/(outflow) from operating activities*	$2,152.6	€1,940.5	€(2,448.0)	€1,327.1	€1,759.3	€2,233.2
Net cash (outflow)/inflow from investing activities	$(1,569.0)	€(1,414.4)	€937.0	€(301.1)	€(744.2)	€(719.4)
Net cash (outflow)/inflow from financing activities*	$(595.1)	€(536.5)	€1,622.5	€(287.0)	€(854.5)	€(1,222.8)
(Decrease)/increase in cash and cash equivalents	$(11.5)	€(10.4)	€111.5	€739.0	€160.6	€291.0

*Amounts are inclusive of net foreign currency differences

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2022 of €1.00 = $1.1093 or $1.00 = €0.9015.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
Operating Data:	2022	2021	2020	2019	2018
Operating Margin	(7)%	(51)%	13%	12%	23%
Break-even Load Factor	88%	108%	83%	83%	73%
Average Booked Passenger Fare (€)	27.33	37.65	37.46	37.03	39.40
Ancillary Rev. per Booked Passenger (€)	22.13	21.80	19.71	17.14	15.48
Total Rev. per Booked Passenger (€)	49.47	59.45	57.17	54.17	54.88
Cost Per Booked Passenger (€)	52.97	89.95	49.58	47.01	42.08
Average Fuel Cost per U.S. Gallon (€)	1.92	1.74	2.06	1.79	1.65

	Fiscal Year ended March 31,
Other Data:	2022	2021	2020	2019	2018
Revenue Passengers Booked (millions)	97	28	149	142	130
Booked Passenger Load Factor	82%	71%	95%	96%	95%
Average Sector Length (miles)	772	776	761	774	775
Sectors Flown	620,524	204,828	823,897	789,771	725,044
Number of Airports Served at Period End	223	225	242	219	216
Average Daily Flight Hour Utilization (hours)	6.88	2.37	9.11	9.02	9.13
Team Members at Period End	19,116	15,016	17,268	16,840	14,583
Team Members per Aircraft at Period End	38	33	37	36	34

RISK FACTORS

Risks Related to the Company

The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity. In December 2019, a novel strain of coronavirus (“Covid-19”) was reported in Wuhan, China, and the World Health Organization (“WHO”) subsequently declared Covid-19 a “Public Health Emergency of International Concern”. At various times since February 2020, governments globally have implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, and other similar measures. Other governmental restrictions and regulations in the future in response to Covid-19 could include additional travel restrictions, quarantines of additional populations (including the Company’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector have issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. Finally, wariness among the public of travel by aircraft due to the perceived risk of health impacts, as well as cancelations of conventions, conferences, sporting events, concerts and other similar events, the closure of popular tourist destinations and the increased use of videoconferencing, have resulted in an unprecedented decline in business and leisure travel. While restrictions have been gradually eased globally, there is no indication of when these restrictions may be fully lifted, whether and when they may be fully or partly reimposed or when demand may return fully to pre-pandemic levels.

Ryanair began experiencing a substantial decline in international and domestic demand related to Covid-19 during the quarter ended March 31, 2020, and this reduction in demand continued throughout fiscal year 2021 and into the first half of fiscal year 2022, with the second half adversely impacted by the Omicron variant. There is no clarity as to when demand for air travel will recover to pre-pandemic levels. The Company took a number of actions in response to decreased demand and EU flight restrictions, including grounding a substantial portion of its fleet throughout fiscal years 2021 and 2022, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Company's operations, cancelling share buybacks, implementing restructurings, controlling discretionary spending, and renegotiating contractual terms and conditions (including salaries with personnel, airports, aircraft suppliers and vendors). The Company may also take additional actions to improve its financial position, including measures to improve liquidity. Ryanair's reduction in expenditures, measures to improve liquidity or other strategic actions that it may take in the future in response to Covid-19 may not be effective in offsetting decreased demand, which could result in a material adverse effect on the Company’s business, results of operations, financial condition and liquidity.

In addition, Ryanair has incurred, and may continue to incur, significant Covid-19 related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. Although these procedures are currently elective, the industry may in the future be subject to further cleaning and safety measures, which may be costly and take a significant amount of time to implement. These measures, individually and combined, could have a material adverse impact on the Company’s business.

The full extent of the ongoing impact of Covid-19 on the Company’s longer-term operational and financial performance will depend on future developments, many of which are outside of the Company’s control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Company’s business partners, and future governmental actions, all of which are highly uncertain and cannot be predicted. Even if the Covid-19 pandemic has now potentially moderated and the enhanced screenings, quarantine requirements and travel restrictions have been eased to a certain extent, the Company may continue to experience similar adverse effects to its businesses, results of operations, financial position and cash flows resulting from a recessionary global economic environment that may persist. Finally, an outbreak of another disease or similar public health threat, or fear of such an event, that affects travel demand, travel behavior or travel restrictions could have a material adverse impact on the Company's business, financial condition and operating results. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect the Company’s operations.

Covid-19 has disrupted the Company’s strategic growth plans. Covid-19 has disrupted the Company’s strategic growth plans in the near term, and there are risks to its business, operating results and financial condition associated with executing its strategic growth plans in the long term. In developing its strategic growth plans, the Company makes certain assumptions, including, but not limited to, those related to customer demand, competition, market consolidation, the availability of aircraft and the global economy. Actual economic, market and other conditions have been and may continue to be different from its assumptions. Demand was and may continue to be, significantly impacted by Covid-19, which has materially disrupted the timely execution of the Company’s strategic operating plans, including plans to add capacity in fiscal year 2023. If the Company does not successfully execute or adjust its strategic growth plans in the long term, or if actual results continue to vary significantly from its prior assumptions or vary significantly from its future assumptions, the Company’s business, operating results and financial condition could be materially and adversely impacted.

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

Changes in fuel costs and availability affect the Company’s results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices in fiscal year 2022 increased when compared to fiscal year 2021 and increased significantly following Russia’s invasion of Ukraine in February 2022. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in Central Eastern Europe, the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair enters into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts or fuel call options covering periods of up to 24 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate because of the limited nature of its hedging program, especially in light of recent volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

No assurances whatsoever can be given about trends in fuel prices. Average fuel prices for future years may be significantly higher than current prices. There also cannot be any assurance that Ryanair’s current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair’s low fares as well as Ryanair’s expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. The expansion of Ryanair’s fleet has resulted and will likely (in coming years) continue to result in an increase in Ryanair’s aggregate fuel consumption.

Additionally, declines in the price of oil and/or capacity declines may expose Ryanair to some risk of hedging losses and hedge ineffectiveness that could lead to negative effects, including income statement volatility on Ryanair’s financial condition and/or results of operations.

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

The Company faces legal challenges by regulatory authorities and consumers due to delays in the processing of cash refunds during the Covid-19 pandemic and its policy of offering travel vouchers in lieu of cash refunds in the interim. EU Regulation (EC) No. 261/2004 requires airlines to offer passengers affected by a flight cancellation the option to choose between re-routing to their final destination (at the earliest opportunity or at a later date at the passenger’s convenience) and reimbursement of their ticket price within seven days. The reimbursement may be issued in cash or, where the passenger so accepts, in the form of a travel voucher. Ryanair experienced considerable delays in processing cash refunds in the first few months of the Covid-19 crisis due to staff shortage linked to lockdown restrictions and an unprecedented high rate of flight cancellations. From June 2020 onwards, staff began to return to the office in the Company’s customer service centers, which allowed Ryanair to clear the backlog of reimbursement requests by the end of that Summer and to begin processing the majority of cash refund requests within seven days. The initial delay in processing cash refunds led Ryanair to consider the alternative of offering travel vouchers to passengers who claimed reimbursement, with passengers retaining the ability to request that their voucher be redeemed for cash at any time. Ryanair believes that its policy was in line with the requirements of the ‘European Commission’s Recommendation (EU) 2020/648 of 13 May 2020 on vouchers offered to passengers and travelers as an alternative to reimbursement for cancelled package travel and transport services in the context of the COVID-19 pandemic’ (“the Recommendation”), in which the Commission recognized airlines’ right to offer travel vouchers as long as the offer does not affect passengers’ right to opt for a cash refund instead.

While national authorities responsible for the enforcement of EU Regulation (EC) No. 261/2004 have generally recognized Ryanair’s efforts and accepted that the seven days’ deadline provided for by the Regulation to process refunds should be interpreted in a reasonable manner in light of the circumstances of the Covid-19 crisis, there is a risk that some authorities or courts may find Ryanair’s inability during the initial stages of the Covid-19 pandemic to process refunds within a timeframe acceptable to them, or certain terms of the Company’s travel vouchers, to be in breach of the Regulation. Further, some consumer protection enforcement authorities or courts may ultimately find Ryanair’s decision to encourage passengers to accept travel vouchers in lieu of a cash refund to amount to a breach of the information obligations contained in the Regulation and/or an unfair commercial practice, but the Company does not consider that such findings would have a material adverse effect on the results of operations or financial condition of Ryanair.

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. The Company intends to continue grounding aircraft in fiscal year 2023. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

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

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 500 aircraft in its fleet at March 31, 2022 and expects to receive an additional 149 Boeing 737-8200 aircraft during fiscal years 2023 to 2025 inclusive, pursuant to a contract with the Boeing Company (“Boeing,” and such contract inclusive of subsequent amendments, the “2014 Boeing Contract”). Ryanair expects to have approximately 620 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 aircraft, depending on the level of lease returns, Boeing’s ability to fulfill the 2014 Boeing Contract and aircraft disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations, and financial condition.

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

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB (stable) credit rating from both S&P and Fitch Ratings). There is a risk that the Group will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for the Group and a material adverse effect on its results and financial condition.

Ryanair has previously entered into significant derivative transactions intended to hedge some of its aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 17% of revenue in fiscal year 2022 came from operations in the U.K., although this was offset somewhat by approximately 12% of Ryanair’s non-fuel costs in fiscal year 2022 which were related to operations in the U.K.

Brexit could also present Ryanair with a number of potential regulatory challenges. Brexit could lead to potentially divergent national laws and regulations as the U.K. continues to determine which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights, data protection, public health and the environment) that it initially replicated on its exit from the EU to ultimately amend or abolish. It also requires special efforts to ensure Ryanair’s continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in EU member states be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 after December 31, 2020, i.e., the date following which U.K. holders of the Company’s shares are no longer treated as EU nationals for the purposes of EU regulation No. 1008/2008. For additional information, please see “–Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”.

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among U.K. businesses and investors. In particular, to June 30, 2022, the pound sterling had lost approximately 19% and 11% of its value against the U.S. Dollar and the euro respectively since the Referendum. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K., which may be further impacted by the negative economic effects of the Covid-19 pandemic and rising inflation. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound and/or recession in the U.K. would materially impact its financial condition and results of operations. For the remainder of fiscal year 2023, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact net income by approximately €8 million. For additional information, please see “–Currency fluctuations affect the Company’s results”.

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. As a result of the U.K.’s Brexit referendum in 2016, the pound sterling increased in volatility against the euro and could become more volatile over the course of the post-transition period. Ryanair Group airlines predominantly operate to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient.

The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro, primarily against U.K. pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar, could have a material adverse impact on the operating results of the Company.

Recession, inflation, austerity, changes in monetary policy and uncertainty in connection with the euro could also mean that Ryanair is unable to grow. The Covid-19 crisis, and social and political instability associated with the war in Ukraine, including ensuing sanctions, travel limitations and fuel and gas shortages, could mean that Ryanair may be unable to expand its operations due to lack of demand for air travel. See “—The airline industry is particularly sensitive to changes in economic conditions” below.

The Company’s growth may expose it to risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights. In September 2021, Ryanair increased its booked passenger target to approximately 225m passengers per annum by fiscal year 2026. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

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

Ryanair’s new routes and expanded operations may have an adverse financial impact on its results. When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has significant cash needs as it expands, including the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See “The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms”.

Ryanair’s continued growth is dependent on access to suitable airports; charges for airport access are subject to increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and/or land at the particular airport at a specified time. As part of Ryanair’s strategic initiatives, which include flights to primary airports, Ryanair Group airlines are operating to an increasing number of slots coordinated airports, a number of which have constraints at particular times of the day. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-coordinated airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

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

Labor relations could expose the Company to risk. In December 2017, Ryanair announced its decision to recognize trade unions for collective bargaining purposes. Since then, Ryanair Group airlines have concluded Collective Labor Agreements (“CLAs”) with Trade Unions in most of their major markets. The CLAs concluded to date vary by country but include agreements on recognition, seniority, base transfers, promotions, pay and rostering arrangements. There may be a push for legacy type working conditions which, if acceded to, could decrease the productivity of crew, increase costs and have an adverse effect on profitability.

In fiscal year 2021, Ryanair Group airlines concluded agreements with their people and unions on job protection and temporary pay cuts of up to 20%, with pay restored over 3-5 years as the Company works through the recovery phase of the Covid-19 pandemic. Whilst these agreements include job protection mechanisms, there may be periods of labor unrest if a deteriorating commercial position in any particular market leads to redundancies. Higher inflation in the general economy and a misunderstanding of the phases of recovery from the pandemic’s impacts could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

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

The Company is dependent on external service providers. Ryanair currently assigns its engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance (“Part 145”) established by EASA. The Company also assigns its passenger, aircraft, and ground handling services at airports (other than Dublin and certain airports in Poland, Spain and Portugal) to established external service providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations - Airport Handling Services.”

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

The Group is dependent on key personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Group CEO, and key financial, commercial, operating, IT, ESG, HR and maintenance personnel.  See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Remuneration Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a Group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

Entry into service of the Boeing 737-8200. Ryanair has 210 Boeing 737-8200 aircraft on firm order from Boeing. These aircraft were originally due to commence delivery in April 2019. During fiscal year 2021, the FAA and the European Aviation Safety Agency (“EASA”) approved the ungrounding of the MAX and approved Ryanair’s variant the Boeing 737-8200. Ryanair received the first aircraft in June 2021. The Ryanair Group currently has taken delivery of 73 Boeing 737-8200s. The remaining 137 aircraft are scheduled to be delivered over the next three fiscal years.

There can be no assurance that EASA will not, now or in the future, apply additional maintenance and/or, simulator training in relation to the operation of the Boeing 737-8200 aircraft, that will materially increase the cost of operating this aircraft type.

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

The Group is subject to legal proceedings alleging state aid at certain airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with the Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, and Ryanair’s agreements from 2009 with Frankfurt (Hahn) airport. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are currently expected to be completed in 2022, with the European Commission’s decisions being appealable to the EU General Court. Investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck and Riga airports, and into Ryanair’s agreements prior to 2009 with Frankfurt (Hahn), have concluded with findings that these agreements contained no state aid.  In parallel, the European Commission has announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt and Montpellier airports, ordering Ryanair to repay a total of approximately €32m of alleged state aid.  Ryanair appealed these “aid” decisions to the EU General Court, which ruled in favor of the European Commission in five of the cases (Pau, Nimes, Angouleme, Altenburg and Klagenfurt, the latter of which Ryanair has appealed to the European Court of Justice, with a ruling expected in 2022 or 2023). The General Court ruled in Ryanair’s favor in the Zweibrücken airport case, and the remaining two cases are pending and are expected to conclude in 2022 or 2023. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company faces risks related to unauthorized use of information from the Company’s website. Screen scraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screen scraping also on the basis of certain legal principles, such as database rights and copyright protection, etc. In turn, Ryanair has been accused by certain operators of screen scraping websites that its objection to the unauthorized selling by online travel agents to consumers of Ryanair flight tickets is an attempt to restrict competition. Ryanair is currently involved in a number of legal proceedings against the proprietors of screen scraper websites in Ireland, Germany, Czech Republic, France, Italy, Poland, Switzerland, the U.K. and the U.S. Ryanair’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screen scraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. Ryanair does allow certain companies who operate fare comparison (i.e., not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits Travelport (trading as Galileo and Worldspan) and Sabre, GDS operators, to provide access to Ryanair’s fares to traditional and corporate travel agencies. Ryanair has obtained both favorable and unfavorable rulings in its actions against screen scrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screen scraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream.  Also, some customers may be lost to Ryanair once they are presented by a screen scraper website with a Ryanair fare inflated by the screen scraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

Corporation tax rates expected to rise. The Company is principally subject to corporation tax on profits across a number of European jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the U.K.). On 22 December 2021, the European Commission published its proposed directive to implement the OECD’s inclusive framework on BEPS Global Anti-Base Erosion Model Rules (referred to as “GloBE” or “Pillar II”). The proposed directive issued will implement a minimum global corporate tax rate of 15% for multinational groups. When enacted these rules are expected to increase the overall effective tax rate of the Company. If political agreement is reached between all EU member states in 2022, the rules may apply to the Company from 1 March 2024.

Any increase in corporation tax rates to which the Company is exposed or adverse changes in the basis of calculation would result in the Company paying higher corporation taxes and could have an adverse impact on Ryanair’s cash flows, financial position, and results of operations.

Change in EU regulations in relation to employers and employee social insurance could increase costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment was governed, which was either the U.K. or Ireland. The legislation introduced in 2012 included grandfathering rights whereby existing employees (i.e., those employed prior to the introduction of the new legislation in June 2012) were exempt from the effects of the new legislation for a period of 10 years up until June 2022 provided they did not transfer between bases. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions will have a material adverse effect on Ryanair’s cash flows, financial position, and results of operations.

Ryanair is subject to tax audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company is of the view that it is tax compliant in the various jurisdictions in which it operates, there can be no guarantee, particularly in the current economic environment, that it will not receive tax assessments following the conclusion of the tax audits. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Company could materially increase. See “—Corporation tax rates expected to rise” above.

Risks Related to the Airline Industry

Any significant outbreak of any airborne disease could significantly damage Ryanair’s business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics and pandemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of MERS, SARS, foot-and-mouth disease, avian flu, swine flu, Zika virus and the current Covid-19 pandemic have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company’s financial performance. A severe outbreak of swine flu, MERS, SARS, foot-and-mouth disease, avian flu, new (vaccine-resistant) variants of Covid-19, or another pandemic or livestock-related disease may also result in European or national authorities imposing/re-imposing restrictions on travel, further damaging Ryanair’s business. A serious pandemic could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations. See “—The Covid-19 pandemic and measures to reduce its spread have had, and may continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “—Covid-19 have disrupted the Company’s strategic growth plan”.

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause of the cancellation or delay, i.e., whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 Km – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance,” including meals, drinks, and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been narrowing the definition of the term “extraordinary circumstances”, thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that “wildcat” strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. In March 2021, in the Airhelp v SAS proceedings, the Court of Justice of the EU effectively imposed strict liability on airlines to pay compensation where flights are canceled or delayed for three hours or more on arrival due to strikes by airline staff.  In addition, in December 2021, in joined cases (including Azurair, Corendon Airlines, Eurowings, Austrian Airlines and Laudamotion), the Court of Justice of the EU found that compensation is also payable for schedule changes made without sufficient notice which result in an earlier departure of one hour or more or a later departure of three hours or more unless due to ‘extraordinary circumstances’.  See “—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

Under the terms of EU Regulation No. 261/2004, described above, in addition to the payment of compensation, Ryanair has certain duties to passengers whose flights are canceled. In particular, Ryanair is required to reimburse passengers who have had their flights canceled for certain reasonable, documented expenses – primarily for accommodation and food. Passengers must also be given a re-routing option if their flight is delayed over three hours or if it is canceled.  Such re-routing options are not limited to Ryanair flights and other carriers must be considered if no suitable Ryanair flight can be sourced.  If a passenger elects for a refund, Ryanair’s re-routing obligations cease.

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair’s results of operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the impact of Covid-19, the uncertainty relating to the Eurozone and the U.K. following Brexit, geopolitical tensions, economic instability as a consequence of Russia’s invasion of Ukraine, high unemployment rates, constrained credit markets and continuing inflationary pressures could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary and/or inflationary environment, combined with austerity measures by European governments, restricted or less accommodative monetary policies, uncertainties resulting from Brexit and uncertainties, sanctions, trade and travel restrictions and fuel and gas shortages resulting from Russia's invasion of Ukraine, will likely negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results. See “—Geopolitical uncertainties and an increase of trade protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition” below.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair’s ability to grow and could have a material adverse impact on operations. Travel taxes are levied on a per passenger basis in a number of Ryanair markets for example in the U.K., Air Passenger Duty (APD) is charged at £13 per adult passenger. In Germany there is an air passenger tax of €13.03 and similar taxes exist in Morocco (MAD193), Sweden (SEK62), Hungary (€10 on short-haul traffic from July 1, 2022) and Italy (municipal taxes of €6.50, Rome at €7.50) amongst others. These taxes are levied as a flat amount per departing passenger and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets, transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high-cost airlines who operate connecting flight networks. For example, from April 1, 2022, Belgium has introduced a new tax on departing passengers with an exemption for transfer passengers.

The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the impact of the Covid-19 pandemic within the industry. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair’s financial results.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. This exception distorts the market, giving an unfair advantage to airlines which operate connecting flight networks. The European Commission is currently investigating this possible breach of the EU freedom to provide services, and the French government has not yet adopted a necessary implementing decree that defines appropriate train alternatives and eligible connecting flights.  There is currently no visibility on when the prohibition will enter into force.

While management believes that any such restriction of airlines’ commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company’s ability to attract the most price sensitive consumers.

In July 2021, the European Commission announced details of the proposed “Fit for 55” legislation. These proposals include the introduction of a jet fuel tax on intra-EU flights through the Energy Taxation Directive. This tax would potentially be fully phased in over a 10-year period from 2024 to 2033. The introduction of this tax on intra-EU flights could have a material adverse effect on Ryanair’s financial results.

Geopolitical uncertainties and an increase of trade protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition.  In response to Russia’s invasion of Ukraine in February 2022, the EU, the U.K. and the U.S. introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, restrictions on economic relations, trade and financial restrictions. The sanctions have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components. Geopolitical events may lead to further instability across Europe and worldwide.

The imposition of tariffs on certain imported products by the U.S. has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war”. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Others are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials.

The above geopolitical and trade uncertainty and tensions have resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to certain raw materials, including steel and titanium used for aircraft and spare parts it purchases and jet fuel. Sanctions, trade wars between certain countries or blocks of countries, or other governmental action related to tariffs or international trade agreements, could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, U.K., U.S. or world economy or certain sectors thereof and, thus, Ryanair’s business and financial results.

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

Additionally, the European Commission “ReFuel EU” proposal provides for a Sustainable Aviation Fuel (“SAF”) blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 5% by 2030 and 20% by 2035. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair’s financial results.

Extreme weather events could affect the Company and have a material adverse effect on the Company’s results of operations. In 2010 and 2011, a significant portion of the airspace over northern Europe was closed by authorities as a result of safety concerns presented by emissions of ash from an Icelandic volcano, which resulted in the cancellation of a significant number of flights.

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

The Company is dependent on the continued acceptance of low-fares airlines. In past years, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair (regardless of Ryanair’s own safety record) and could have a material adverse effect on Ryanair’s financial condition and results of operations.  In particular, an accident or other safety-related incident involving an aircraft operated by another airline of the same model or manufacturer as operated by Ryanair could have a material adverse effect on Ryanair if such accident or other safety-related incident resulted in actions or investigations by global aviation authorities or created a public perception that Ryanair’s operations are not safe or reliable or are less safe or reliable than other airlines. Such regulatory actions and/or public perceptions could, in turn, result in adverse publicity for Ryanair, cause harm to Ryanair’s brand and reduce travel demand on Ryanair’s flights, resulting in a material adverse effect on the Company’s financial condition and results of operations.  For additional information, see “—Risks Related to the Company—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support.”

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

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 33% of total operating expenses in fiscal year 2022 and approximately 22% in fiscal year 2021, management anticipates that these percentages may vary significantly in future years. See “—Changes in Fuel Costs and Availability Affect the Company’s Results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—Risks Related to the Company—The Company faces significant price and other pressures in a highly competitive environment” above.

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

In 2019, the FAA and EASA implemented a regular inspection requirement of the aircraft pickle fork for all aircraft above certain mandated cycles and this inspection requirement will continue and may become more stringent. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

State Aid to the Company’s competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments have pledged to support their flag carrier airlines with State Aid through recapitalizations, loans, loan guarantees and other measures. As at June 30, 2022, the European Commission has authorized over €40bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law and has challenged the European Commission’s approval decisions in the General Court.  The General Court overturned the European Commission’s approvals in three cases (KLM, Condor and TAP); however, the European Commission subsequently re-approved the same or similar quantum of aid to each of these airlines.  The General Court upheld the European Commission’s approvals in all other cases, some of which Ryanair has appealed to the European Court of Justice.   The result of these appeals is uncertain. Ryanair’s competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company’s business and operations.

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU Rules impose restrictions on the ownership of Ryanair Holdings’ ordinary shares by Non-EU Nationals, and the Company has applied a ban on the purchase of ordinary shares by Non-EU nationals (which since January 1, 2021 includes U.K. nationals) since 2002. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The Directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the Directors can take action to safeguard the Company’s ability to operate by identifying those Ordinary Shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs or Affected Shares as “Restricted Shares” (within the meaning of the Articles).

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

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2018	322.7	3,384.9
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
2022	—	—
Period through July 21, 2022	—	—
Total	407.7	4,525.9

There is no guarantee that the Company’s current Central Securities Depository (“CSD”) will provide equivalent functionality to the Company’s previous CSD, which may adversely impact the Company and/or holders of ADRs and/or interests in Ordinary Shares. Ireland does not have a domestic CSD, and Irish issuers, including Ryanair Holdings, whose shares are traded on Euronext Dublin have historically relied on CREST. CREST is a system which facilitated the recording of ownership and effecting transfers of shares in Irish incorporated companies, operated by Euroclear U.K. & Ireland (“EUI”) and authorized as a CSD in the United Kingdom.

EU issuers are required by EU Regulation 909/2014 (“EU CSD Regulation”) to use a CSD authorized in an EU Member State. One of the consequences of Brexit is therefore that the CREST system is no longer authorized to act as a CSD for Irish securities. This is because EUI became a third country CSD following Brexit and is no longer authorized to passport its services into Ireland pursuant to European law.

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

Prior to March 2021, the Company’s securities had not been deposited on an “intermediated” settlement basis and it cannot be guaranteed that the Euroclear Bank CSD will be able to continue to support the Company in respect of its continued compliance with EU ownership and control requirements pursuant to EU Regulation 1008/2008.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Designated Activity Company (“DAC”) (previously called Ryanair Limited). The latter operates a low fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In fiscal year 2019, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), and acquired Lauda (a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair U.K. (with a U.K. AOC).  In fiscal year 2020, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair U.K. are wholly owned airlines within the Ryanair Group. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the Company.  As of June 30, 2022, the Ryanair Group had a principal fleet of approximately 483 Boeing 737 aircraft and 29 Airbus A320 aircraft. As of July 21, 2022, the Group offered approximately 3,000 short-haul flights per day serving 225 airports across Europe. It is anticipated that additional capacity will be offered over the next twelve months, subject to the continued recovery from Covid-19 and assuming travel restrictions and lockdowns are not re-imposed. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a loss after taxation of €241m in fiscal year 2022, as compared with a loss of €1,015m in fiscal year 2021. The reduced loss was primarily attributable to a 253% increase in traffic as European Governments eased travel restrictions/lockdowns associated with the Covid-19 pandemic, facilitated by lower fares and offset by strong ancillary revenue performance and cost control within the business. Ryanair generated an average booked passenger load factor of approximately 82% in fiscal year 2022, compared to 71% in fiscal year 2021 and total revenue increased by 193% to €4.80bn, up from €1.64bn in fiscal year 2021.

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. Fiscal year 2022 was another challenging year for the Group as the recovery from the Covid-19 pandemic was disrupted by the delayed rollout of the EU Covid Digital Certificates until July 2021 and then by both the Omicron variant and the Russian invasion of Ukraine in the second half of the fiscal year. Despite these challenges, Ryanair was one of very few airlines during the Covid-19 crisis to place significant new aircraft orders, to expand our airport partnerships, secure lower costs so that we can pass on even lower fares on many new routes during the post Covid recovery. As Ryanair continues to recover from the Covid-19 crisis, the Group remains committed to restoring the pay cuts agreed with staff to minimize job losses during the Covid shutdowns.

The address of Ryanair Holdings’ registered office is c/o Ryanair DAC, Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Group CFO (same address as above). The telephone number is +353-1-945-1212 and facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

Ryanair Holdings files annual reports, special reports, and other information with the SEC. Its SEC filings are available on the SEC’s website at https://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Ryanair Holdings also makes available on its website, free of charge, its annual reports on Form 20-F and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Ryanair’s website address is https://www.ryanair.com. The information on these websites, and any other website referenced herein, is not part of this report except as specifically incorporated by reference herein.

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

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. Ryanair delivers industry leading punctuality (target >90% excluding ATC disruptions) and fewer lost bags than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. During fiscal year 2022, Ryanair became the first in the industry to launch a “Day of Travel” assistant in the Ryanair app informing passengers about such things as allocated gate, time through security, bag drop and pick up and, importantly, keeping them up to date with messages and videos in relation to any delay incurred.

Ryanair has an ongoing commitment to improving customer satisfaction across the customer journey and this is measured by regular post flight customer satisfaction (“CSAT”) surveys and online “mystery-passenger” checks. Every passenger who flies with Ryanair can rate their flying experience. Last year, Ryanair registered a significant improvement in its CSAT score.

Ryanair launched the “We’re Listening” initiative in 2021 and held Ryanair Customer Panel meetings during the past year in both Dublin and Madrid.  Ryanair customers from across the network participated in the panel and provided valuable input and feedback. Based on this feedback, in fiscal year 2022 Ryanair launched a new wallet, a new help centre, improved web and app experience and the “Day of Travel” assistant in the Ryanair app (as noted above), all designed to improve the self-service experience and make travelling with Ryanair easier. Ryanair plans to continue delivering initiatives designed to improve the overall customer experience.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short- haul routes. In fiscal year 2022, Ryanair flew an average route length of approximately 772 miles and an average flight duration of approximately 2.2 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service”, for connecting passengers, including baggage transfer and transit passenger assistance.

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

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly Boeing 737s. The operation of primarily a single aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are favorable to Ryanair. The strength of Ryanair’s balance sheet and cashflows also enables the Group to lease aircraft at competitive rates (such as the 29 A320s leased by Lauda). See “—Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB (Stable) rating from both S&P and Fitch Ratings (see “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” above) and can raise inexpensive unsecured debt in the Capital Markets. The Company also finances aircraft from its strong cashflows.

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

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. The Ryanair Group’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports. Since the launch of AGB, the Company has accessed more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger’s journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. Ryanair also charges a checked-bag fee, which is payable on the Internet at the time of booking or post booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling and CO2 costs. See “Item 3. Key Information—Risks Related to the Company—The Company Faces Risks Related to its Internet Reservations Operations and its Elimination of Airport Check-in Facilities.”

Taking advantage of digital platforms. Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to November 2027. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional ancillary products on day of travel (e.g., bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website with the key features being personalization, a “My Ryanair” account, easier booking flow and more content. These features make Ryanair’s website faster, intuitive and fully responsive for mobile devices. The “My Ryanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My Ryanair” is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety. Safety is the primary priority of Ryanair. This commitment begins with the hiring and training of Ryanair’s pilots, cabin crew, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 37-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes accommodation services, travel insurance, fast track services, parking and airport transfers primarily through its website. Ryanair also offers car hire services via a contract with RentalCars. Ancillary revenues accounted for approximately 45% of Ryanair’s total operating revenues in fiscal year 2022 and approximately 37% of Ryanair’s total operating revenues in fiscal year 2021. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2022 Compared with Fiscal Year 2021—Ancillary Revenues” for additional information.

Focused criteria for growth. Ryanair believes it will have opportunities for continued growth by: (i) using aggressive fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers or where competitor traffic capacity has not returned following the Covid-19 pandemic; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries and the UK; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to market challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 pandemic outbreak and the February 2022 invasion of Ukraine). The Company has aimed to meet these challenges by: (i) grounding aircraft during the winter season; (ii) disposing of aircraft; (iii) controlling costs and liquidity; (iv) renegotiating contracts with existing suppliers, airports and handling companies and (v) flexibly reallocating capacity to new markets. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “— The Company May Not Be Successful in Increasing Fares and Revenues to Cover Rising Business Costs.” In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair has Seasonally Grounded Aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 21, 2022, the Company offered approximately 3,000 daily scheduled short-haul flights serving 225 airports largely throughout Europe and North Africa as it gradually returns to service following the lifting of European Governments’ Covid-19 lockdowns and travel restrictions. The following table lists Ryanair’s 90 operating bases:

Operating Bases

Agadir	Faro	Palma de Mallorca
Alicante	Fez	Paphos
Athens	Frankfurt (Hahn)	Paris (Beauvais)
Baden-Baden	Gdansk	Pescara
Barcelona (El Prat)	Girona	Pisa
Bari	Gothenburg	Ponta Delgada
Belfast International*	Ibiza	Porto
Berlin (Brandenburg)	Katowice	Poznan
Billund	Kaunas	Prague
Birmingham	Krakow	Prestwick
Bologna	Lamezia	Riga
Bordeaux	Leeds Bradford	Rome (Ciampino)
Bournemouth	Lisbon	Rome (Fiumicino)
Bratislava	Liverpool	Santiago
Brindisi	London (Luton)	Seville
Bristol	London (Stansted)	Shannon
Brussels (Charleroi)	Madeira	Sofia
Brussels (Zaventem)	Madrid	Stockholm (Arlanda)
Bucharest	Malaga	Thessaloniki
Budapest	Malta	Toulouse
Cagliari	Manchester	Turin
Catania	Marrakesh	Valencia
Chania	Marseille	Venice (Marco Polo)
Cologne	Memmingen	Venice (Treviso)
Corfu	Milan (Bergamo)	Vienna
Cork	Milan (Malpensa)	Vilnius
Dublin	Naples	Warsaw (Modlin)
Dusseldorf (Weeze)	Newcastle	Wroclaw
East Midlands	Nuremberg	Zadar
Edinburgh	Palermo	Zagreb

* New base announced and opening Summer 2023.

See Note 17, “Analysis of operating revenues and segmental analysis” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

Ryanair’s objective is to schedule a sufficient number of flights per day on each of Ryanair’s routes to satisfy demand for Ryanair’s low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:00 a.m. and 12:00 a.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

As part of Ryanair’s AGB customer experience program Ryanair has focused on high frequency and business friendly timings between Europe’s main business centers.

Over the past year, the Ryanair Group announced approximately 770 new routes across its network. See “Item 3. Key Information—Risk Factors— Risks Related to the Company—Ryanair’s New Routes and Expanded Operations May Have an Adverse Financial Impact on Its Results.”

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

Ryanair’s discounted fares are driven by Ryanair’s “load factor active – yield passive” strategy whereby seats are priced to ensure that high load factor targets are achieved.

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great care. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses advertising, email marketing and social media. Social media gives Ryanair access to a large audience. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly. The majority of such reservations and purchases are made through the website Ryanair.com, although a significant number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents. Over the last year, Ryanair introduced several new features which make booking easier and quicker and its app enjoys high ratings in both Google and Apple stores.

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

The Company has agreements with the GDS’s Travelport (which operates the Galileo and Worldspan GDS) and Sabre. Ryanair’s fares (except for some promotional fare categories) are currently distributed on the GDS’s systems.

AIRCRAFT

Boeing Aircraft

As of June 30, 2022, the Company had a fleet of 483 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair U.K. The fleet includes 73 Boeing 737-8200 aircraft, each having 197 seats, and Boeing 737-800 “next generation” (“NG”) aircraft, each having 189 seats.

Between March 1999 and March 2022, Ryanair took delivery of 531 new Boeing 737NG aircraft, 1 Boeing 737-700 aircraft and 61 new Boeing 737-8200s under its contracts with Boeing and disposed of 122 Boeing 737NG aircraft, including 77 lease hand-backs. In the period April 2022 to June 2022, Ryanair took delivery of 12 new Boeing 737-8200 aircraft.

Under the terms of the 2014 Boeing Contract, which was repriced in December 2020, Ryanair agreed to purchase 210 new Boeing 737-8200 “Gamechanger” aircraft delivering between fiscal years 2022 and 2025 inclusive. Deliveries commenced in June 2021. The new aircraft will be used on new and existing routes to grow the Ryanair Group’s business.

The Boeing 737-8200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight (4%) more seats than Ryanair’s existing Boeing 737-800NG 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-8200 series aircraft under the 2014 Boeing Contract is approximately US$102.5m. Net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, the value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately US$9.6bn.

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

At March 31, 2022, the average aircraft age of the Company’s Boeing 737 fleet was approximately 8 years.

Airbus Aircraft

As of June 30, 2022, the Company had a fleet of 29 leased Airbus A320 aircraft (unchanged from March 31, 2022). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2022, the average aircraft age of the Company’s leased Airbus A320 fleet was approximately 14.9 years. The first aircraft is due to return off lease in November 2022.

Summary

The Company expects to have an operating fleet comprising approximately 620 narrow-body aircraft at March 31, 2026, depending on the level of lease hand-backs and aircraft disposals.

Training and Regulatory Compliance

At March 31, 2022 Ryanair owned and operated 11 Boeing 737-800NG, 3 Boeing 737-8200 and 2 A320 full flight simulators for pilot training. The simulators were purchased from CAE Inc of Quebec, Canada (“CAE”). In addition, Ryanair currently owns and operates 9 state of the art, fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. In autumn 2021, Ryanair, in partnership with Aviation Flight Academy (“AFA”), opened a new, state of the art, training center in Dublin which includes both Boeing 737-8200 and A320 full flight simulators, and a full Boeing 737 Cabin Trainer. At the end of 2021, Ryanair agreed to purchase an additional 8 (6 confirmed and 2 options) full flight simulators from CAE, and 1 fixed based simulator from MPS. In fiscal year 2023, Ryanair will take delivery of up to 3 Boeing 737-8200 full flight simulators and the new fixed based simulator.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or applicable EU and U.K. directives that may come into effect in the future. However, there can be no assurance that the FAA, EASA, the U.K. CAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-8200. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry— Safety-Related Undertakings Could Affect the Company’s Results.”

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, internet-related services, and the in-flight sale of beverages, food, duty-free and merchandise.

Ryanair primarily markets car hire, travel insurance and accommodation services through its website and mobile app. Ryanair offers car hire services via a contract with RentalCars. Ryanair receives a commission on these sales.

Ryanair markets car parking, fast-track, airport transfers, attractions and activities on its website and mobile app. Ryanair also sells gift vouchers which are redeemable online.

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel, and maintain its aircraft in accordance with EASA and U.K. Regulations and European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of continuing airworthiness management, maintenance, training, or quality assurance.

EASA, came into being on September 28, 2003: through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “---Government Regulation---” Regulatory Authorities” below.

Post Brexit, with the U.K. leaving EASA, aircraft registered in the U.K. are managed in accordance with the U.K. equivalent regulations.

Ryanair Engineering and Safety & Compliance department manage the Continuing Airworthiness of the Group fleet in accordance with Commission Regulation (EU) No 1321/2014 of 26 November 2014 - Continuing Airworthiness and U.K. Reg (EU) 1321/2014 - the U.K. Continuing Airworthiness regulation. Each Group Airline holds applicable approval with their respective National Airworthiness Authority (IAA Ireland, TMCAD Malta, ULC Poland and U.K. CAA), providing robust oversight of all maintenance activities.

Maintenance activities are undertaken in accordance with EASA and U.K. Part 145 as applicable, by Ryanair DAC under IAA approval and approved contracted providers.

Ryanair is approved to deliver maintenance type training courses under EASA and U.K. Part 147 approvals, with 6 approved training sites located across the Ryanair network, in London Stansted, Bergamo Italy, Glasgow Prestwick, Kaunas Lithuania, Wroclaw Poland and Seville Spain.

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Madrid, Hahn, Vienna and Bergamo facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft. Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilizing a Ryanair associated Part 145 approval/organization for heavy maintenance with a seasonal use of third-party maintenance repair and overhaul (the “MRO”) facilities. Ryanair operates a six-bay hangar facility at its base at Glasgow (Prestwick) in Scotland. In addition, Ryanair has hangar facilities in Kaunas (Lithuania), Wroclaw (Poland) and Seville (Spain) which are used for C-check maintenance activities.  Ryanair will invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the increased fleet size.

Ryanair has a 5-bay hangar and stores facility at its London (Stansted) airport base enabling Ryanair to carry out line maintenance on its expanding fleet. This facility has flight simulators, fixed base simulators and the associated training rooms. Ryanair in partnership with AFA has developed a separate training facility adjacent to the hangar to accommodate a full-size Boeing 737NG training aircraft to allow for cabin crew and engineering training. Ryanair has simulators in its East Midlands facility (both full flight and fixed based). Ryanair operates a 2-bay hangar in Vienna to maintain a mix of Airbus and Boeing aircraft and, in autumn 2021, opened a new pilot and cabin crew training facility in

Dublin which accommodates both Boeing and Airbus full flight simulators to meet the increased training needs of the Group. Ryanair has a 30-year sole tenancy agreement with Frankfurt (Hahn) airport where it maintains a 2-bay hangar and stores facility. This facility allows Ryanair to carry out 2-year base maintenance checks. Frankfurt (Hahn) airport has gone into administration and as a result of this the future utilization of this hangar facility is under review beyond 2022. Ryanair has two single-bay hangars and an additional leased hangar in Bergamo, Italy (3 in total), which are used for line maintenance activities and A-checks. Ryanair has a 1-bay hangar in Madrid to support aircraft located in Spain and operates 2 leased hangars at Dublin Airport. Ryanair has also built a technological center of excellence in Bergamo with full flight simulators, a fixed base simulator and a full-size Boeing 737NG training aircraft to allow for pilot, engineering, and cabin crew training. Ryanair currently plans to develop further training facilities over the coming years to manage fleet growth.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its current maintenance facilities. See “Item 3. Key Information – Risk Factors – Risks Related to the Company - The Company Is Dependent on External Service Providers”.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to CFM under a ten-year agreement to December 2027, with an option for extension, which is a follow on to the previous General Electric Engine Services agreement. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. CFM uses its EASA Part 145-approved repair facilities in Cardiff (Wales), Celma (Brazil), Paris (France), Kuala Lumpur (Malaysia) and Queretaro (Mexico). By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its engine maintenance. CFM LEAP-1B Engines installed on the Boeing 737-8200 aircraft are subject to warranty by CFM. Any required repairs/overhauls subject to this warranty will be accomplished by CFM at its EASA Part 145-approved repair facilities. Engine maintenance providers are also monitored closely by the national authorities under EASA and national regulations.  Ryanair trained engineering staff with both Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft to the Ryanair fleet.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 37-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment, and its adoption of internal, open and confidential reporting system for safety and security matters. The Company’s Board of Directors also has a Safety & Security Committee to review and discuss air safety and security performance. Mike O’Brien, a Non-Executive Director, and Carol Sharkey (who both act as Co-Chair), are joined on the committee by the Accountable Managers of each of the Ryanair Group Airlines. Nominated persons and relevant managers/specialists, as necessary, are invited to attend. Mr. O’Brien and Ms. Sharkey report to the Board of Directors each quarter. Nominated Persons and managers, as necessary, are invited to attend.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (“TEM”) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are accepted by the relevant National Competent

Aviation Authority, (including the IAA, TM-CAD Malta, the Polish CAA and the U.K. CAA) which regularly audits operations control standards and flight crew training standards for compliance with EU and U.K. legislation. All Boeing 737s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management encourages flight crews to report any safety-related issues through the Air Safety Report (“ASR”) reporting program, which is available online. Also available to crew is Ryanair’s Confidential Reporting System (“RCRS”) which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that they do not wish to report through standard reporting channels. Management uses the de-identified information reported through all reporting systems to modify operating procedures and improve flight operations standards as necessary. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the U.K. CAA as an alternative confidential reporting channel.

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

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Blue Handling (part of the Omniserve Group) provides Ryanair’s ticketing, passenger and aircraft handling, and ground handling services at Ryanair’s largest base, Stansted, while similar services in continental Europe are generally provided by the local airport authorities, either directly through sub-contractors, or partners in self-handling at airports in Spain, Portugal, and Poland. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices with growth incentives where possible. These contracts are generally scheduled to expire in one to five years, unless renewed. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Is Dependent on External Service Providers.”

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

FUEL

The cost of jet fuel accounted for approximately 33% and 22% of Ryanair’s total operating expenses in the fiscal years ended 2022 and 2021, respectively. In each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 1.1% and 0.8% of total fuel costs in the fiscal years ended 2022 and 2021 respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair typically enters into arrangements providing for significant protection against fluctuations in fuel prices, through both forward contracts and call options covering periods of up to 18 to 24 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in fiscal year 2021 due to European Governments response to the spread of Covid-19, forward contracts may become ineffective for hedge accounting purposes. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2022 Compared with Fiscal Year 2021—Fuel and Oil.”

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

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Dublin Airport	8,190	8,269	Leasehold	Administrative Offices / Aircraft Maintenance
Airside Business Park, Dublin	37,752	163,890	Freehold	Offices, Travel Labs Dublin & Training Center
Woodford Business Park, Dublin	4,113	4,113	Freehold	Cabin Crew & Pilot Simulator Training Center
Vienna Airport (Hangar)	12,591	7,720	Leasehold	Aircraft Maintenance
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices
Stansted Airport	17,262	14,302	Leasehold	Aircraft Maintenance & Simulator Training Center
East Midlands Airport	5,935	3,435	Freehold	Simulator Training Center
Prestwick Airport (Hangar)	16,022	14,295	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport	16,647	9,563	Leasehold	Aircraft Maintenance & Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Poland
Warsaw, Poland	747	747	Leasehold	Administrative Offices
Kaunas Airport (Hangar)	4,500	4,500	Leasehold	Aircraft Maintenance
Pieta, Malta	480	480	Leasehold	Administrative Offices
Malta Airport (Hangar)	6,729	3,696	Leasehold	Aircraft Maintenance
Madrid Airport (Hangar)	1,850	1,850	Leasehold	Aircraft Maintenance
Madrid, Spain	1,914	1,914	Leasehold	Travel Labs Madrid
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance
Modlin Airport	129	129	Leasehold	Administrative Offices
Kraków Airport	248	248	Leasehold	Administrative Offices
Katowice, Airport	144	144	Leasehold	Administrative Offices

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease check-in counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair group airlines serve are provided by third party service providers.

TRADEMARKS

Ryanair’s name, logo, certain other names and logos, as well as certain slogans, are registered as European Union Trademarks (“EUTMs”) and as national trademarks in certain countries, including the U.K. An EUTM allows a trademark owner to obtain a single registration of its trademark, which affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name in respect of similar services and the right to sue for trademark infringement should another party use an identical or similar mark in relation to identical or similar services. As of January 1, 2021, registered EUTMs have been automatically registered as equivalent national U.K. trademarks.

Trademarks owned by the Ryanair Group include:

●	European Union (Word) Trademark registration number 004168721 comprised of the word “Ryanair” in classes 16, 28, 35, 36, 37, 38, 39 and 42 (Nice Classification), and equivalent U.K. trademark number UK00904168721, protected until December 13, 2024.
●	European Union (Figurative) Trademark registration number 000338301 comprising the following graphic representation:

in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 22.01.16 (Vienna classification), and equivalent U.K. trademark number UK00900338301, protected until August 21, 2026.

●	European Union (Figurative) Trademark registration number 001493329 comprising the following graphic representation in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 27.05.01 (Vienna classification), and equivalent U.K. trademark number UK00901493329, protected until February 4, 2030.

●	European Union (Word) Trademark registration number 004187721 comprised of the word “Ryanairhotels.com” in classes 16, 39 and 43 (Nice Classification), and equivalent U.K. trademark number UK00904187721, protected until January 13, 2025.

●	European Union (Word) Trademark registration number 013185988 comprised of the word “LOW FARES. MADE SIMPLE” in classes 16, 28, 35, 36, 37, 38, and 42 (Nice Classification), and equivalent U.K. trademark number UK00913185988, protected until August 19, 2024.

●	European Union (Word) Trademark registration number 018295804 comprised of the word “Lauda Europe” in classes 12, 16, 18, 25, 28, 35, 36, 37, 38, 39, 43 (Nice Classification) protected until August 25, 2030, and equivalent U.K. trademark number UK00003680730, protected until August 12, 2031.

●	European Union (Word) Trademark registration number 003330685 comprised of the word “Laudamotion” in classes 9, 14, 25, 35, 39 (Nice Classification) and equivalent U.K. trademark number UK00903330685, protected until August 29, 2023.
●	European Union (Figurative) Trademark registration number 015102321 comprising the following graphic representation in classes 3, 9, 14, 25, 35, 39 (Nice Classification) and classes 18.05.03, 27.05.22, 27.99.12, 27.99.13 (Vienna Classification) and equivalent U.K. trademark number UK00915102321, protected until February 10, 2026.

●	European Union (Figurative) Trademark registration number 018062738 comprising the following graphic representation in classes 12, 16, 35, 36, 37, 38, 39, 43 (Nice Classification) and classes 03.13.04, 03.13.24, 27.05.21, 27.99.02 (Vienna Classification) protected until May 9, 2029, and equivalent U.K. trademark number UK00003680736 protected until August 12, 2031.

●	United Kingdom (Word) Trademark registration number UK00003247027 comprised of the word “Buzz About” in class 39 (Nice Classification), protected until July 29, 2027.
●	European Union (Figurative) Trademark registration number 018409229 comprising the following graphic representation in classes 12, 35, 36, 39, 41, 43 (Nice Classification) and classes 04.01.03, 22.01.16, 24.17.20 (Vienna Classification) protected until February 26, 2031 and equivalent U.K. trademark number WO0000001606144, protected until April 26, 2031.

THE ENVIRONMENT

Ryanair’s Environmental Policy, commits the Group to what the Board and management believe are ambitious future environmental targets, building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow the Group to continue to lower CO2 emissions and noise pollution.

Ryanair’s Environmental Strategy illustrates Ryanair’s commitment to managing its impact on the environment, with key targets and achievements including:

Targets

●	Achieving net carbon zero by 2050, as set out in Ryanair’s “Aviation with Purpose” Sustainability Report;
●	Reduce CO2 per passenger/kilometer to 60 grams by 2030;

●	Set a goal to power 12.5% of our flights with Sustainable Aviation Fuel (SAF) by 2030;
●	Improvement in the Group’s CDP (Climate Disclosure Project) climate protection rating to “A” from “B“; and
●	To date, we are ahead of our 5-year target, having introduced recyclable plastics on over 80% of our product lines. We have a goal to be 100% single use plastic free by 2025.

Achievements

●	Becoming the first Airline Group to publish its CO2 statistics monthly;
●	Investing billions of euro in new fuel and noise efficient aircraft;
●	Commercial SAF partnership with Neste;
●	Top rated European airline by ESG risk rating agency (Sustainalytics) and rated B by CDP;
●	Partnered with Trinity College Dublin to launch a Sustainable Aviation Research Centre; and
●	Investment in Verified Carbon Standard (VCS) and Gold Standard carbon projects funded by our Voluntary Carbon Contribution scheme;
●	Appointment of a Director of Sustainability, reporting at least quarterly to the Board, to achieve ambitious environmental commitments.

Ryanair manages its impact on the environment and lowers CO2 emissions by operating one of the youngest fleets of any major European airline group, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

Climate Governance and Strategy

Ryanair’s Board has ultimate oversight of the Group’s climate strategy, sustainability goals and climate-related risks and opportunities. The Board and Audit Committee receive quarterly updates on Ryanair’s climate related risks and performance from the Director of Sustainability.

Climate-related risks and opportunities are incorporated into the Ryanair Group's environmental policy. The Board reviews the environmental policy annually and receives quarterly updates on performance. Environmental opportunities and threats are factored into our financial and operational planning, including operational fuel efficiencies and regulatory impacts.

These risks are identified through scenario analysis, horizon scanning and ongoing industry scrutiny. Key transitional risks are assessed and managed across the organization primarily through the enterprise risk management register with upstream climate risks also raised to the Sustainability Committee. These risks include Market and Technology Shifts, Reputation, Policy, Legal and Physical Risks.

Ryanair’s long-term strategy identifies climate change as a key area that will impact the business in coming years. Short and medium-term risks and opportunities are addressed on an ongoing basis by the Ryanair Sustainability Committee and Sustainability team who, ultimately, report back to the Board.

In fiscal year 2022, the Ryanair Group published its pathway to Net Zero (“Aviation with Purpose” Sustainability Report (updated in July 2022), which is available on the Ryanair website), including a detailed plan on where the Group aims to achieve its emissions reductions. This pathway forms a key pillar of Ryanair’s ongoing strategy. Emission reductions are expected to come from a combination of technological and operational improvements, the increased use of SAF, the reform of European air traffic management and carbon offsetting.

Government Regulation

Regulatory Authorities

EU air carriers such as the Company and the Group Airlines are generally able to provide passenger services on domestic routes within any EU member state outside their home country, as well as between EU member states without restriction, subject to applicable EU and national regulations implemented by competent authorities, including the European Commission and EASA, as well as oversight by the European Organization for the Safety of Air Navigation (“Eurocontrol”). The Group Airlines are also subject to national regulation in their home countries, which is implemented primarily by (i) in Ireland, the Irish Commission for Aviation Regulation (“CAR”), the Irish Aviation Authority (“IAA”) and the Irish Department of Transport (“DoT”) in the case of Ryanair DAC, (ii) in Poland, the Polish Civil Aviation Authority (“Polish CAA”) in the case of Buzz, (iii) in Malta, Transport Malta and the Maltese Civil Aviation Directorate (“Maltese CAD”) in the case of Lauda Europe and Malta Air, and (iv) in the United Kingdom, the U.K. Civil Aviation Authority and the U.K. Department for Transport (“U.K. DfT”) in the case of Ryanair U.K.

Management believes that the present regulatory environment in the EU is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities. During the Covid-19 crisis, various public health measures were imposed on airlines, including requirements in certain countries to verify passenger’s health documentation and, in certain cases, restrictions on the freedom to operate flights.

Ireland

Commission for Aviation Regulation. CAR is responsible for issuing operating licenses to Irish air carriers under the provisions of EU Regulation 1008/2008. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. CAR has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules Impose Restrictions on the Ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals and the Company has Applied a Ban on the Purchase of Ordinary Shares by Non-EU Nationals since 2002” above.

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

To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair’s ability to continue to hold its AOC being subject to ongoing compliance with current and future applicable statutes, rules and regulations pertaining to the airline industry. Ryanair DAC’s current AOC (No IE 07/94) was issued by the IAA on January 11, 2022.

Each aircraft operated by Ryanair DAC is required to have a Certificate of Airworthiness issued by the IAA. The validity of each Certificate of Airworthiness, and the Company’s Flight Operations Department, flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are each subject to periodic review and inspections by the IAA.

Department of Transport. The DoT is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport.

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

The Company’s subsidiary, Ryanair U.K., obtained an AOC (No GB 2451) and an operating license (OL/A/624) from the U.K. CAA on December 20, 2018.

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

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, ten of the eleven Directors of Ryanair Holdings are citizens of Ireland. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be canceled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts, or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Similar competition laws apply at national level in EU member states, as well as in the U.K. and other non-EU countries where the Company operates. Ryanair is subject to the application of the general rules of competition law as well as specific rules on competition in the airline sector.

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

Certain operators of screenscraping websites (including Lastminute and On the Beach) have alleged in court proceedings that Ryanair’s objection to the unauthorized selling of its flight tickets by online travel agents to consumers is an attempt to restrict competition. Ryanair is vigorously defending such claims.

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

Under the terms of the EU—U.K. TCA, the U.K. has committed to introduce a new subsidy control regime in order to prevent distortions of competition between the U.K. and the EU.

See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging state aid at certain airports” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Data Protection

Ryanair’s processing of personal data is subject to increasingly complex data protection laws including the EU’s GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR is directly applicable across the member states of the European Union and an equivalent data protection regime operates in the U.K. post-Brexit (the European Commission has considered the U.K. regime to be adequate by way of the ‘adequacy decision’ adopted on 28 June 2021). The GDPR imposes strict obligations on companies which process personal data, including requirements to implement appropriate security measures to ensure that processing, storing, and transferring of personal data is done in accordance with the key data protection principles contained in the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data. It introduces new data subject rights, such as the “right to be forgotten” (to be erased from the databases of organizations holding their personal data, including erased from third party providers’ databases, provided there are no legitimate grounds for retaining the personal data) and the right to “data portability” (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20m or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non-material damage) suffered in the event that the processing of their personal data is in breach of the GDPR’s requirements. See

“Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair is subject to increasingly complex data protection laws and regulations”.

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

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. According to the Air Travel Carbon and Energy Efficiency Report published by Brighter Planet, Ryanair is the industry leader in terms of environmental efficiency, and the Company is constantly working towards improving its performance. Additionally, in December 2020, CDP awarded Ryanair a (first time) “B-” rating. This was upgraded to a “B” rating in December 2021, which included an “A” rating for environmental corporate governance.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” (“NG”) aircraft. The design of these aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. The Boeing 737-800NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737-800NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions.

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 “Gamechanger” aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brought the Company’s firm order to 210 Boeing 737-8200s with a total contract value of approximately US$9.6bn at standard list price of US$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800NGs in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

●	operates with a high-seat density of 189 seats on the Boeing 737-800NGs and 197 on the Boeing 737-8200 aircraft. This is in contrast to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per passenger/kilometer flown. The Lauda Europe A320 fleet has a high density of 180 seats;
●	has reduced per passenger/Km emissions through high load factors (95% in fiscal year 2020, pre Covid-19);
●	better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;
●	provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
●	has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. This exception distorts the market, giving an unfair advantage to airlines which operate connecting flight networks. The European Commission is currently investigating this possible breach of the EU freedom to provide services, and the French government has not yet adopted a necessary implementing decree that defines appropriate train alternatives and eligible connecting flights.  There is currently no visibility on when the prohibition will enter into force.  Ryanair does not believe that any such measures can in fact make a significant contribution to reducing aviation’s environmental impact given that over half of all emissions from European aviation come from long-haul flights (which account for just a few percent of total European flights) and has argued that policy-makers should instead focus on measures that discourage connecting flights, the most environmentally inefficient form of air travel. A widespread introduction of bans on short haul flights could have a negative impact on the Company’s results and operations.

“Fit for 55”. We engage with European decision makers to support a fair green transition of the aviation sector. Among the measures included in the “Fit for 55” package, we welcomed the proposal to increase the use of SAF and engaged relevant stakeholders to stress the importance of using sustainable fuels to cut the sector’s carbon footprint. We have highlighted the limited environmental benefit and the harmful consequences for the EU economy and connectivity resulting from other elements of the package, e.g., a kerosene tax that applies only to intra-EU flights. We welcomed the European Parliament’s vote in June 2022 to include all flights departing from the EEA in the ETS, ending a legislative loophole which exempts long-haul flights from any contribution to decarbonization.

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU ETS as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial CO2 allowances based on historical “revenue ton kilometers” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation has a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth.

On January 1, 2021, a U.K. ETS replaced the U.K.’s participation in the EU ETS. This scheme contains many consistent features with the concurrent EU ETS. Airlines have been granted allowances under the scheme with a subsequent deduction in allocated EU allowances. These were distributed in proportion to U.K. ETS activity based on historical “revenue ton kilometer”.

Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2021, the Ryanair Group emitted 7.0m tCO2 (calendar 2020: 5.0m), which equates to 0.097 tCO2 (calendar 2020: 0.097) per passenger. In calendar year 2021, tCO2 per passenger were in line with 2020 levels. As load factors restore to pre Covid-19 pandemic levels, the expectation is that tCO2 per passenger will decline.

Aviation Taxes / Minimum Prices Proposals. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair remitted approximately €255m in various environmental taxes in fiscal year 2022 up from approximately €54m in fiscal year 2021 (and approximately €630m in fiscal year 2020, pre-Covid-19). Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

As a company, Ryanair believes in free market competition and that the imposition of aviation taxation would distort competition by favoring the less efficient flag carriers which generally have smaller and older aircraft, lower load factors, which offer connecting flights and operate primarily into congested airports, and which, as a result, have a much higher fuel burn per passenger. Furthermore, the introduction of a tax at a European level only, such as that proposed under the ETD, would distort competition between airlines operating solely within Europe and those operating also outside of Europe.

In 2020, some national politicians in Austria and Italy called for the introduction of minimum prices on airline tickets and/or for a ban on prices lower than the sum of applicable government taxes and airport charges. While management believes that any such restriction of airlines’ commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level.  This would severely impact the Company’s ability to attract the most price sensitive consumers.

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

Slots

Currently, many of Ryanair Group’s airports have no “slot” allocation restrictions; however, a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law regulates the acquisition, transfer and loss of slots. Under EU Regulation No. 793/2004, slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot regulation, signaling the acceptance of secondary trading of airport slots between airlines. This was intended to allow more flexibility and mobility in the use of slots and further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots’ legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the “80/20 use it or lose it” rule for the IATA summer season 2020 due to the Covid-19 crisis. The “80/20” rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. Due to the Covid-19 crisis, airlines were unlikely to be able to demonstrate 80% use in the IATA summer season 2020. The suspension of the “80/20” rule was subsequently extended to the IATA winter season 2020/21, for the same reason. For the summer season 2021, the European Union adopted an amendment to the “80/20” rule, that allowed airlines not to use 50% of their airport slots whilst maintaining historic rights to these slots, and that imposed a reduced “50/50” usage requirement on the remaining slots. For the winter season 2021/22, the European Union adopted another amendment to the “80/20” rule, that allowed airlines to retain slots if the usage rate was 50%. The “80/20” rule was further amended to a “64/36” usage requirement for the IATA summer season 2022 and may possibly be extended in some form in future scheduling seasons until traffic recovers to pre-Covid levels. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Other

The Company transitioned to local contracts of employment in a number of EU countries in recent years. Where this transition has occurred, the Company is subject to local laws and regulations (examples below).

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

The Polish Labor Code (Journal of Laws of 2020, item 1320, with amendments) covers health and occupational safety issues. Under Article 184of the Labor Code, compliance with provisions on health and occupational safety is monitored by the National Labor Inspectorate (“Państwowa Inspekcja Pracy”) and the National Sanitary Inspectorate (“Państwowa Inspekcja Sanitarna”).

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

From 1997 through June 30, 2022, the Ryanair Group launched service on more than 2,300 routes throughout Europe and also increased the frequency of service on a number of its principal routes. Ryanair has established 90 airports as bases of operations. During fiscal years 2019 and 2020 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the U.K. (Ryanair U.K.), along with the acquisition of Lauda and Malta Air (both now based in Malta), to Ryanair DAC in Ireland. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. Ryanair has increased the number of booked passengers from approximately 5m in fiscal year 1999 to approximately 149m in fiscal year 2020 (pre Covid-19), although this dropped to 97.1m in fiscal year 2022 and 27.5m in fiscal year 2021 as a result of travel restrictions and European government lockdowns due to the Covid-19 crisis. As of June 30, 2022, Ryanair had a principal fleet of 483 Boeing 737 (including 73 Boeing 737-8200 “Gamechangers”) aircraft, and 29 Airbus A320 aircraft and serves over 220 airports.

Ryanair expects to have approximately 620 narrow-body aircraft in its operating fleet following the delivery of all of the Boeing 737-8200s currently on order over the next four years, subject to lease hand-backs and disposals over the period. See “—Liquidity and Capital Resources” and “Item 4. Information on the Company—Aircraft” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 1m passengers in 1991 to approximately 149m passengers in fiscal year 2020 before the Covid-19 pandemic resulted in a severe decline in European traffic.

Total revenues increased from €1.64bn in fiscal year 2021 to €4.80bn in fiscal year 2022 due to a 253% increase in traffic to approximately 97m passengers. While traffic increased significantly, the delayed relaxation of EU Governments’ Covid-19 travel restrictions until July 2021 (October in the case of the U.K. Government) combined with the damaging impact of the Omicron variant and Russia’s invasion of Ukraine in the second half of the year, meant that fares required significant price stimulation with average fares in fiscal year 2022 down 27% to just €27. Ancillary revenues increased by 258% to €2.15bn due to the rebound in traffic and a solid performance in discretionary products such as priority boarding and reserved seating. While traffic increased by 253%, costs only increased by 113% in fiscal year 2022.

Ryanair’s total break-even load factor was 108% in fiscal year 2021 and 88% in fiscal year 2022. Ryanair recorded an operating loss of €839m in fiscal year 2021 and an operating loss of €340m in fiscal year 2022. The Company recorded a loss after taxation of €1,015m in fiscal year 2021 and a significantly lower loss after tax of €241m in fiscal year 2022.

Historical results are not predictive of future results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, flight disruptions and other global economic impacts caused by the Covid-19 pandemic and the invasion of Ukraine in February 2022, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, potential break-up of the Eurozone; Brexit; global inflation and supply chain pressures; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, the financial impact of the Covid-19 crisis and the Russian invasion of Ukraine on European economies. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by fuel oil producers, sanctions imposed on oil producers, geopolitical tensions affecting oil producing countries and the imposition of sustainable aviation fuel (SAF) mandates by the EU. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-8200 aircraft will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and may continue to have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “—Risks related to the Airline Industry— The Company is substantially dependent on discretionary air travel.”

RECENT OPERATING RESULTS

The Company’s net profit for the quarter ended June 30, 2022 (the first quarter of the Company’s fiscal year 2023) was €188m as compared to a net loss of €273m for the corresponding period of the previous year. The Company recorded an operating profit of €240m in the first quarter of fiscal year 2023, having recorded an operating loss of €305m in the comparative quarter in fiscal year 2022. Total operating revenues increased from €371m in the first quarter of fiscal year 2022 to €2,602m in the first quarter of fiscal year 2023. Operating expenses increased from €675m in the first quarter of fiscal year 2022 to €2,362m in the first quarter of fiscal year 2023, driven primarily by variable costs as traffic increased from 8.1m to 45.5m passengers. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4.64bn at June 30, 2022 as compared with €3.63bn at March 31, 2022 and net debt decreased to €0.4bn at June 30, 2022 compared to €1.45bn at March 31, 2022.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2022	2021	2020
Total revenues	100%	100%	100%
Scheduled revenues	55	63	66
Ancillary revenues	45	37	34
Total operating expenses	107	151	87
Fuel and oil	35	33	33
Airport and handling charges	17	18	13
Staff costs	14	29	13
Route charges	11	11	9
Depreciation	15	35	9
Marketing, distribution and other	9	12	7
Maintenance, materials and repairs	5	13	3
Operating (loss)/profit	(7)	(51)	13
Net finance expense	(2)	(17)	(5)
(Loss)/profit before tax	(9)	(68)	8
Tax credit/(expense) on (loss)/profit	4	6	—
(Loss)/profit after taxation	(5)	(62)	8

FISCAL YEAR 2022 COMPARED WITH FISCAL YEAR 2021

(Loss)/profit after taxation. Ryanair recorded a loss after taxation of €241m in fiscal year 2022, as compared with a loss after taxation of €1,015m in fiscal year 2021. This decrease in loss was primarily attributable to an 253% increase in traffic as European Governments gradually eased travel restrictions/lockdowns related to the Covid-19 pandemic.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 156%, from €1,036m in fiscal year 2021 to €2,653m in fiscal year 2022, primarily reflecting a 253% increase in traffic to 97m passengers as European Governments gradually eased travel restrictions/lockdowns related to the Covid-19 pandemic, offset by a 27% reduction in average fare to just €27.

Scheduled passenger revenues accounted for 63% of Ryanair's total revenues in fiscal year 2021 and 55% in fiscal year 2022.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 258%, from €600m in fiscal year 2021 to €2,148m in fiscal year 2022. The overall increase in ancillary revenues was due to a 253% increase in traffic to 97m passengers and a solid performance in discretionary products such as priority boarding and reserved seating.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 151% in fiscal year 2021 compared to 107% in fiscal year 2022. In absolute terms, total operating expenses increased by 108%, from €2,475m in fiscal year 2021 to €5,141m in fiscal year 2022, principally as a result of an increase in sectors flown, arising from the gradual easing of travel restrictions/lockdowns related to the Covid-19 pandemic throughout fiscal year 2022. Route charges remained flat as a percentage of total revenues. Airport and handling charges, staff costs, depreciation, marketing, distribution and other and maintenance, materials and repairs decreased as a percentage of total revenues due to higher load factors and increased flights. Fuel increased as a percentage of total revenues primarily due to the global increase in the price of fuel and higher sectors flown.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for fiscal years 2022 and 2021 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,
	2022	2021	% Change *
	€	€
Fuel and oil	17.51	19.72	11%
Airport and handling charges	8.38	10.44	20%
Staff costs	7.11	17.16	59%
Route charges	5.68	6.81	17%
Depreciation	7.41	20.75	64%
Marketing, distribution and other	4.24	7.32	42%
Maintenance, materials and repairs	2.63	7.51	65%
Aircraft rentals	-	0.24	100%
Total operating expenses	52.96	89.95	41%

* ”+” is favorable and “-“ is adverse year-on-year.

Fuel and oil. Ryanair's fuel and oil costs per passenger decreased by 11%, while in absolute terms, these costs increased by 213% from €543m in fiscal year 2021 to €1,699m in fiscal year 2022, in each case after giving effect to the Group’s fuel hedging activities. The 213% increase reflected a 203% increase in sectors flown, arising from increased activity following the relaxation of Covid-19 related restrictions/lockdowns and the higher cost of fuel. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and EU emissions trading costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased by 10% from €1.74 per U.S. gallon in fiscal year 2021 to €1.92 per U.S. gallon in fiscal year 2022, excluding the ineffectiveness charge on jet fuel hedges (included in finance expense in the consolidated income statement) and the unrealized gains on jet fuel options (included in fuel and oil in the income statement), respectively.

Airport and handling charges. Ryanair's airport and handling charges per passenger decreased by 20% in fiscal year 2022 compared to fiscal year 2021. In absolute terms, airport and handling charges increased by 183%, from €287m in fiscal year 2021 to €813m in fiscal year 2022, broadly reflecting an increase in traffic and sectors flown.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased by 59% on a per passenger basis, while in absolute terms, these costs increased by 46%, from €472 million in fiscal year 2021 to

€690m in fiscal year 2022. The increase in absolute terms was primarily attributable to increased flight hours and the gradual removal of pay cuts.

Route charges. Ryanair's route charges per passenger decreased by 17%. In absolute terms, route charges increased by 194%, from €187m in fiscal year 2021 to €551m in fiscal year 2022, primarily as a result of increased sectors arising from the gradual easing of Covid-19 travel restrictions.

Depreciation. Ryanair's depreciation per passenger decreased by 64%, while in absolute terms these costs increased by 26% from €571m in fiscal year 2021 to €719m in fiscal year 2022. The increase was primarily attributable to the delivery of 61 new B737-8200 “Gamechanger” aircraft during fiscal year 2022, and higher amortization as a result of increased aircraft utilization.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased by 42% on a per passenger basis in fiscal year 2022, while in absolute terms, these costs increased by 104%, from €202m in fiscal year 2021 to €411m in fiscal year 2022, with the overall increase reflecting higher activity (including increased in-flight sales), partially offset by cost savings.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, decreased by 65% on a per passenger basis, while in absolute terms these expenses increased by 24% from €207m in fiscal year 2021 to €256m in fiscal year 2022. The increase in absolute terms during the fiscal year was due to higher aircraft utilization.

Operating (loss)/profit. As a result of the factors outlined above, an operating loss per passenger was recorded in both fiscal year 2022 and fiscal year 2021.

Finance expense. Ryanair's interest and similar charges decreased by €206m, from €297m in fiscal year 2021 to €91m in fiscal year 2022 primarily due to fiscal year 2021 hedge ineffectiveness charge of €192m (net of tax) in relation to jet fuel hedges and an €8m charge (net of tax) in relation to ineffective currency cashflow hedges arising from delayed aircraft capital expenditure. This was partially offset by a higher average gross debt in the year.

Finance income. Ryanair’s interest income decreased by €16m to €0m in fiscal year 2022, primarily due to a gain from the sale of aircraft in fiscal year 2021, which was included in finance income, and negative interest on euro deposits in fiscal year 2022.

Foreign exchange gains/losses. Ryanair recorded foreign exchange gains of €1m in fiscal year 2022, and foreign exchange gains of €12m in fiscal year 2021, primarily due to the impact of euro exchange rates against U.S. dollar and U.K. pound sterling.

Taxation. The effective tax rate for fiscal year 2022 was approximately 44% credit, as compared to an effective tax rate of approximately 8% credit in fiscal year 2021, reflecting the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the U.K., and revised assessments of the value of deferred tax assets in the wake of the Covid-19 pandemic.

FISCAL YEAR 2021 COMPARED WITH FISCAL YEAR 2020

A discussion of fiscal year 2021 compared with fiscal year 2020 is included in Ryanair’s 2021 Annual Report and Form 20-F.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company Will Incur Significant Costs Acquiring New Aircraft and any instability in the Credit and Capital Markets Could Negatively Impact Ryanair’s Ability to Obtain Financing on Acceptable Terms” for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2022 and 2021 of €3,626m and €3,150m, respectively. The €476m increase in gross cash resources year on year primarily reflects the increase in forward bookings as European Government’s Covid-19 travel restrictions eased, offset by capital expenditure of approximately €1,182m in fiscal year 2022 and the repayment of maturing debt.

The Company’s net cash inflow from operating activities in fiscal year 2022 amounted to €1,941m (fiscal year 2021 net cash outflow of €2,448m). The €4,389m increase in net cash flows from operating activities year on year primarily reflects the Company’s recovery from the Covid-19 travel restrictions.

During fiscal year 2022, Ryanair’s primary cash requirements have been for operating expenses, refunds in respect of cancelled services, capital expenditures and payments on indebtedness. Cash generated from operations and proceeds from a new long-term borrowing were the primary sources of cash inflows in fiscal year 2022. In fiscal year 2021, Ryanair’s primary cash requirements were for operating expenses, refunds in respect of cancelled services, payments due on unutilized fuel hedges and payments on indebtedness. Proceeds from long-term borrowings and net proceeds from shares issued were the primary source of funding cash requirements in fiscal year 2021.

The Company’s net cash outflow from investing activities in fiscal year 2022 totaled €1,414m, primarily reflecting 61 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance.

The Company’s net cash provided by investing activities in fiscal year 2021 totaled €937m, primarily reflecting a reduction in financial assets and the receipt of supplier reimbursements, offset by €295m capital expenditure in relation to property, plant and equipment.

Net cash outflows from financing activities (inclusive of net foreign exchange differences) totaled €537m in fiscal year 2022, largely reflecting the repayment of the Group’s €850m (2014) Eurobond issued at a coupon of 1.875% and the £600m HMT and Bank of England CCFF, offset by the issuance of a senior unsecured €1,200m Eurobond at a coupon of 0.875% in May 2021.

Net cash provided by financing activities (inclusive of net foreign exchange differences) totaled €1,623m in fiscal year 2021, largely reflecting proceeds from new borrowings and net proceeds from shares issued offset by repayments of long-term borrowings and lease liabilities.

Capital Expenditures. Capital Expenditures in fiscal years 2022 and 2021 were €1,182m and €295m respectively. Prior to fiscal year 2014, Ryanair funded a significant portion of its acquisition of new Boeing 737 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2022, Ryanair had a fleet of 471 Boeing 737 aircraft, 50 of which were funded by Ex-Im Bank-guaranteed financing. At March 31, 2022, over 90% of Ryanair’s Boeing 737s were unencumbered. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2023.

The following table sets forth the dates on which and the number of aircraft that will be delivered, returned and disposed by the Company:

	At March 31,
Fiscal Year End	2022	2023	2024	2025	2026	2027	Total
Opening Fleet	452	500	553	603	626	621	452
Firm deliveries under 2014 Boeing Contract	61	55	57	37	—	—	210
Planned returns or disposals	(13)	—	—	—	—	—	(13)
A320 operating leases	—	(2)	(7)	(14)	(5)	(1)	(29)
Closing Fleet	500	553	603	626	621	620	620

Capital Resources. Ryanair’s debt (including current maturities) totaled €5,427m at March 31, 2021 and €5,077m at March 31, 2022, with the change being primarily attributable to the repayment of the Group’s €850m (2014) Eurobond issued at a coupon of 1.875% and the early repayment of the £600m HMT and Bank of England CCFF, offset by the issuance of a senior unsecured €1,200m Eurobond at a coupon of 0.875% in May 2021.  Please see the table “Obligations Due by Period” on page 59 for more information on Ryanair’s long-term debt (including current maturities) and leases as of March 31, 2022. See also Note 12 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2022, 50 of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 16% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, this is currently managed as part of the Ryanair risk management strategy. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with remaining maturities of up to 5 years in respect of approximately 86% of its outstanding aircraft debt financing at March 31, 2022 and approximately 16% of total debt was floating rate at that date.

Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-8200 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB (stable) credit rating from Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €850m in 1.875% unsecured Eurobonds with a 7-year tenor in June 2014 (repaid in June 2021), issuance of €850m in 1.125% unsecured Eurobonds with an 8-year tenor in March 2015, issuance of €750m in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017, issuance of €850m in 2.875% unsecured Eurobonds with a 5-year tenor in September 2020 and €1,200m unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 50 aircraft delivered and remaining in the fleet as of March 31, 2022 rests with a number of United States special purpose vehicles (the “SPVs”). SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

These aircraft are financed using a standard Ex-Im Bank “orphan” ownership structure. The shares of the SPVs (which are owned by an unrelated charitable association and not by Ryanair) are in turn pledged to a security trustee in favor of Ex-Im Bank and the lenders. Ryanair operates each of the aircraft pursuant to a lease it has entered into with the SPVs, the terms of which mirror those of the relevant loans under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under IFRS. Ryanair does not use special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair’s consolidated financial statements. In addition to its purchase option under the lease, Ryanair is entitled to receive the balance of any proceeds received in respect of the aircraft that remain after Ex-Im Bank and the lenders are paid what they are owed under the loan guarantees.

Ryanair has a track record in securing finance for similar sized aircraft purchases. The 1998, 2002, 2003 and 2005 Boeing Contracts totaling 348 aircraft were financed with approximately 66% U.S. Ex-Im Bank loan guarantees and capital markets (with 85% loan to value) financing, 24% through sale and leaseback financing, and 10% through Japanese Operating Leases with Call Options (JOLCOs) and commercial debt. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

At March 31, 2022, Ryanair had 29 leased Airbus A320 aircraft in the Lauda Europe fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 29 leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments and, following the adoption of IFRS16 are shown as lease liabilities on the Group’s balance sheet (with related right of use assets also recognized). Unless they are extended, 9 of these leases are due to mature in the next 2 years. In addition to the above, the Company financed 30 of the Boeing 737 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated JOLCOs. None of these JOLCO arrangements are still outstanding as of March 31, 2022. These structures were originally accounted for as finance leases under IAS 17 and were initially recorded at fair value on the Group’s balance sheet. Under each of these contracts, Ryanair had a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years.

Since, under each of the Group’s leases, the Group has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe checks, engine maintenance checks and restitution of major life limited parts by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and depreciated.

Ryanair currently has corporate ratings of BBB (stable) from both S&P and Fitch Ratings and a €5bn EMTN program. Ryanair issued €850m in unsecured Eurobonds with a 7-year tenor at a coupon of 1.875% in June 2014 (repaid in June 2021), €850m in unsecured Eurobonds with an 8-year tenor at a coupon of 1.125% in March 2015, €750m in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017, €850m in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020, and €1,200m in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €750m general corporate purposes unsecured term loan facility, with a syndicate of 10 banks. The facility is at a cost of 0.75% per annum and has a 5-year tenor. Additionally, in April 2020, Ryanair raised £600m unsecured debt under the HMT and Bank of England CCFF at a 0.44% interest rate. This debt was subsequently extended in March 2021 for a further 12 months at a 0.46% interest rate and was repaid in full in October 2021.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2022. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under “Purchase Obligations” in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract.  This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years.  The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.1065 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the delayed commencement of aircraft deliveries.  These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract.  The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing contract.  Under the terms of the 2014 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2022.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2022.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Debt (a)	4,939	1,224	860	2,855	—
Purchase Obligations (b)	5,828	2,151	2,230	1,447	—
Operating Lease Obligations	141	59	52	30	—
Future Interest Payments (c)	184	62	50	72	—
Total Contractual Obligations	11,092	3,496	3,192	4,404	—

(a)	For additional information on Ryanair’s debt obligations, see Note 12 and Note 23 to the consolidated financial statements included in Item 18.
(b)	This reflects the 149 firm aircraft ordered under the 2014 Boeing Contract (61 already delivered in fiscal year 2022) assuming delivery of 55 aircraft in fiscal year 2023, 57 in fiscal year 2024 and 37 in 2025. For additional information on the Company’s purchase obligation, see Note 23 to the consolidated financial statements included in Item 18.
(c)	In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

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

Guarantees. Ryanair Holdings has provided an aggregate of approximately €5,085m (as at March 31, 2022) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract under which there was a total of 149 firm aircraft under order and yet to be delivered as at March 31, 2022 amounting to approximately U.S. $6.99bn at the standard list price of US$102.5m (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of Ryanair Holdings and Ryanair as of July 21, 2022:

Name	Age	Positions
Stan McCarthy (b)(c)	64	Chairman & Director
Louise Phelan (b)(c)	55	Senior Independent Director
Róisín Brennan (a)(d)	57	Director
Michael Cawley (b)(d)	68	Director
Emer Daly (a)	59	Director
Geoff Doherty (a)	51	Director
Howard Millar (b)(c)	61	Director
Dick Milliken (a)	71	Director
Mike O’Brien (e)	78	Director
Michael O’Leary (b)	61	Director & Group CEO
Julie O’Neill (d)	67	Director

(a) Audit Committee.	(d) Remuneration Committee.
(b) Executive Committee.	(e) Safety & Security Committee.
(c) Nomination Committee.

Stan McCarthy was appointed as a Director of Ryanair in May 2017, Deputy Chairman in April 2019 and Chairman in June 2020. Mr. McCarthy was Chief Executive of Kerry Group plc from January 2008 until September 2017. Mr. McCarthy joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. Mr. McCarthy is an investor, advisor and Board member of a small number of privately-owned companies in diverse industries. An active philanthropist in both Ireland and the U.S., he donates to various organizations in health, education and poverty reduction. He has dual Irish and U.S. citizenship.

Louise Phelan has served as a Director since December 2012 and was appointed Senior Independent Director (SID) in June 2020, having previously been Group CEO of the Phelan Energy Group, and former Vice President of PayPal (leading a global team in Continental Europe, Middle East and Africa).  Prior to that she spent 16 years with General Electric in various leadership roles. Ms. Phelan is a member of the Top Level Appointments Committee (TLAC) for the office of An Taoiseach.  She is an Irish citizen.

Róisín Brennan has served as a Director since May 2018. Ms. Brennan is a former Chief Executive of IBI Corporate Finance Ltd. where she had extensive experience advising public companies in Ireland. She is currently a Non-Executive Director of Musgrave Group plc, Glanbia plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016 and Hibernia REIT plc from 2019 to 2022. She is an Irish Citizen.

Michael Cawley has served as a Director since September 2014. Mr. Cawley previously worked with Ryanair for 17 years as Deputy CEO and COO until he retired in March 2014. Mr. Cawley’s other Non-Executive Directorships include Kingspan Group plc and Hostelworld Group plc, and he is a former Director of Flutter Entertainment plc.  He is an Irish citizen.

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

Geoff Doherty was appointed as a Director of Ryanair in October 2021. Mr. Doherty is the Group Chief Financial Officer, and an executive director of Kingspan Group plc. Prior to that, he was an executive director and Chief Financial Officer of Greencore Group plc. He is an Irish citizen.

Howard Millar was appointed as a Director of Ryanair in August 2015.  Mr. Millar had served as Ryanair’s Deputy CEO and CFO from 2003 to December 2014 having previously been Director of Finance from 1993 and Financial Controller in 1992. Mr. Millar currently serves as CEO of Sirius Aviation Capital Holdings Ltd., a global aircraft lessor. Mr. Millar is Non-Executive Chairman of Fast Colombia, the holding company for the airlines Viva Colombia and Viva Peru. He is an Irish citizen.

R.A. (Dick) Milliken has served as a Director since July 2013 having previously been Chief Financial Officer of Almac Group and former Chief Executive of Lamont plc. Mr. Milliken is currently Chairman of both the Lotus Group (a Northern Ireland based property company) and  CV6 Inc, a Life Sciences spin-out from Queens University Belfast and is a Director of a number of private companies. He is a former Council Member of the Institute of Chartered Accountants in Ireland and a former Director of Bank of Ireland Mortgages. He is a British citizen.

Mike O’Brien was appointed as a Director of Ryanair in May 2016. Prior to that, he was Head of Flight Operations Inspectorate with the Maltese Civil Aviation Authority until he retired in 2016, having previously spent 10 years as the Head of Operating Standards with the Irish Aviation Authority until 2001. Capt. O’Brien served 4 years as the Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. He is an Irish citizen.

Michael O’Leary has served as a Director of Ryanair since 1988 and as CEO since 1994. Mr. O’Leary was appointed Group CEO in April 2019. He is an Irish citizen.

Julie O’Neill has served as a Director since December 2012. She is Chairperson of The Convention Centre Dublin, a Non-Executive Director of AXA Life Europe, XL Insurance Company SE and Architas Multi-manager Europe Ltd. and a Senior Advisor at AMP Capital (U.K.) Ltd. She previously chaired the Sustainable Energy Authority of Ireland and served as Senior Independent Director of Permanent TSB Group plc. She was Secretary General of the Irish Department of Transport from 2002 to 2009 and is a Patron of Chapter Zero Ireland, the Irish Chapter of the Climate Governance Initiative. She is an Irish citizen.

The Board of Directors has established a number of committees, including the following:

(a)Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. Milliken, Ms. Brennan, Ms. Daly and Mr. Doherty are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), an independent Non-Executive Director, Mr. Milliken, is the chair of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(b)Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Ms. Phelan (Chair), Mr. McCarthy, Mr. Cawley, Mr. Millar and Mr. O’Leary are members of the Executive Committee.

(c)Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy (Chair), Ms. Phelan and Mr. Millar are the members of the Nomination Committee.

(d)Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Executives of the Company and to administer the share-based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Remuneration Committee determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Ms. O’Neill (Chair), Ms. Brennan and Mr. Cawley are the members of the Remuneration Committee. Following Ms. O’Neill’s planned retirement from the Board in September 2022, Ms. Brennan will take over as chair of the Remuneration Committee.

(e)Safety & Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and security performance. The Safety and Security Committee reports to the full Board of Directors each quarter. The Safety and Security Committee is composed of Mr. O’Brien and Ms. Carol Sharkey who both act as Co-Chair. Other attendees include the Accountable Managers of each of the Ryanair Group Airlines, a number of other Nominated Persons and managers who are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators’ requirements.

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

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

●	The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33 1/3% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of two shareholders, regardless of the level of their aggregate share ownership.

●	The Company is exempt from NASDAQ’s requirement with respect to Audit Committee approval of related party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ’s Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules and the Irish Companies Act.

●	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering and when a plan or other equity compensation arrangement is established or materially amended. Under the NASDAQ rules, whether shareholder approval is required for transactions other than public offerings depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the value of a transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests. The Irish Listing Rules also require shareholder approval of equity compensation arrangements but, subject to certain exceptions, if provided by the plan, permit amendments to the plan by a board committee without further shareholder approval.

●	NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADRs is not required under the Irish Listing Rules or the Irish Companies Act. However, it has been Ryanair’s policy to solicit holders of ADRs, and will do so again, once the restriction on non-EU shareholders voting rights because of Brexit has been removed. For additional information, please see “Item 3 Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”. Details of Ryanair’s annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act, the Company’s Articles of Association and the Irish Listing Rules.

●	NASDAQ requires that all members of a listed company’s Nominating Committee be independent Directors, unless the Company, as a foreign private issuer, provides an attestation of non-conforming practice based upon home country practice and then discloses such non-conforming practice annually in its Form 20-F.

The Company also follows certain other practices under the U.K. Corporate Governance Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company’s Annual Report on Form 20-F. The Board of Directors has determined that each of the Company’s ten serving Non-Executive Directors is “independent” under the standards set forth in the U.K. Corporate Governance Code (the “Code”).

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

In determining that each of the ten serving Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Directors Ms. Phelan and Messrs. Cawley, Millar, Milliken and O’Brien.

The Board considered Michael Cawley’s independence given that he served as Deputy CEO and COO of Ryanair from 2003 to March 2014 and before that as Ryanair’s CFO and Commercial Director from 1997. The Board has considered Michael’s employment and has concluded that Michael Cawley is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Howard Millar’s independence given that he was Ryanair’s Deputy CEO up to December 31, 2014, and CFO up to September 30, 2014. The Board has considered Howard’s employment and has concluded that Howard Millar is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Mike O’Brien’s independence given that he served as Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. The Board has considered Mr. O’Brien’s employment and has concluded that he is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board has further considered the independence of Ms. Phelan and Mr. Milliken as they have each served just over nine years on the Board and concluded that they are both independent Non-Executive Directors within the spirit and meaning of the Code. Additionally, in light of Julie O’Neill’s decision to retire from the Board in September 2022, the Chairman asked both Ms. Phelan and Mr. Milliken to remain on the Board to facilitate orderly and planned succession over the next 2 years. Mr. Milliken (as Audit Committee Chair) will oversee the rotation of external auditors from KPMG to PwC during the fiscal year 2023.

The Board considered that each of these Directors is independent in character and judgment as they either have other significant commercial and professional commitments and/or bring their own level of senior experience gained in their fields of international business and professional practice.

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

Executive Officers

The following table sets forth certain information concerning the Executive Officers of the Ryanair Group at July 21, 2022:

Name	Age	Position
Michael O’Leary	61	Group CEO
Neil Sorahan	50	Group CFO
Juliusz Komorek	44	Group CLO; Co. Secretary
Edward Wilson	58	Ryanair DAC CEO
Carol Sharkey	47	Chief Risk Officer
Tracey McCann	48	Ryanair DAC CFO
Andreas Gruber	37	Lauda Joint CEO
David O'Brien	58	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	43	Buzz CEO
John Hurley	47	CTO

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

Edward Wilson. Eddie was appointed Ryanair DAC’s CEO in September 2019, having previously served as Ryanair’s CPO since December 2002. Prior to this he served as Head of Personnel since December 1997. Before joining Ryanair, Eddie was the Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

Carol Sharkey. Carol was appointed Chief Risk Officer in May 2018 having held the position of Director of Safety and Security since 2014. She has worked at Ryanair since 1995 having previously held roles in inflight, flight operations and in recent years has overseen the flight safety department.

Tracey McCann. Tracey was appointed Ryanair DAC’s CFO in January 2020 having previously served as Ryanair’s Director of Finance. She joined Ryanair in 1991 and has held various senior finance roles.

Andreas Gruber. Andreas was appointed CEO of Lauda in 2018. Prior to that, he held various operational and network planning roles within the Aerberlin Group. Following Lauda’s acquisition by the Ryanair Group, Andreas remained as Lauda’s Joint CEO.

David O’Brien. David was appointed Joint CEO of Lauda in April 2020 and CEO of Malta Air in December 2020, having previously served as Ryanair’s CCO since January 2014. Prior to that David was Ryanair’s Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, prior to joining Ryanair, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

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

Compensation of Directors and Executive Officers

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors) named above in fiscal year 2022 was €11.3m (including a €3.7m (non-cash) technical accounting charge in relation to unvested share options). For details of Mr. O’Leary’s compensation in such fiscal year, see “—Remuneration Agreement with Mr. O’Leary” below.

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

Directors’ service agreements do not contain provisions providing for compensation on their termination.

For further details of share-based remuneration that have been granted to the Company’s employees, including the Executive Officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 19 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O’Leary

The Group CEO is the only Executive Director of the Board. In February 2019, Mr. O’Leary signed a five-year contract as Group CEO commencing April, 2019 and expiring in July, 2024. As part of this contract the Group CEO agreed to a 50% cut in base pay from €1m to €500,000 per annum, a 50% cut to his maximum annual bonus (to €500,000) and, in line with best practice in the updated Corporate Governance Code, he does not receive any pension benefits from Ryanair. This new contract also includes 10m share options at a strike price of €11.12 which are exercisable at a price of €11.12 if the profit after tax (“PAT”) of Ryanair Holdings plc is doubled to exceed €2bn in any fiscal year up to March 31, 2024 and/or the share price of Ryanair Holdings plc exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2024 (and so long as Mr. O’Leary continues to be employed by the Group until July 31, 2024). Such options, to the extent that they vest, are exercisable between September 30, 2024 and early February 2026. At July 21, 2022, these options had not yet vested. The technical accounting charge (non-cash) for the share-based remuneration is approximately €1.8m per annum over the 5 year term of the Group CEO’s contract of employment.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team (including all Group airlines) at each of March 31, 2022, 2021 and 2020:

	Number of Staff at March 31,
Classification	2022	2021	2020
Management	116	97	150
Administrative/IT Labs	828	759	859
Maintenance	483	417	395
Ground Operations	488	312	555
Pilots	5,860	5,170	5,584
Cabin Crew	11,341	8,261	9,725
Total	19,116	15,016	17,268

Ryanair Group airlines are engaged in collective bargaining with unions in relation to long term pay and conditions agreements, as well as the schedule for the restoration of agreed pay cuts implemented in response to the Covid-19 crisis to minimize job losses. Ryanair will continue to defend its existing high productivity business model. Ryanair believes that existing terms and conditions for both pilots and cabin crew are industry leading among European low cost operators with competitive pay, advantageous fixed rosters, outstanding promotional opportunities, and a wide choice of base locations across Europe.

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft type flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers, and mechanics within the EU to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control.  The consolidation within the aviation industry, airline closures and downsizing has resulted in an increase in pilot applications to join Ryanair. Ryanair has also been able to satisfy its needs for additional pilots and cabin crew through the use of contract agencies. These contract pilots and cabin crew are included in the table above.

Ryanair’s crew earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by industry standards or regulations governing maximum working hours.) Ryanair’s pilots and cabin crew are currently subject to EASA-approved limits of 900 flight-hours per calendar year.

If more stringent regulations on flight-hours were to be adopted, Ryanair’s flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair Holdings’ shareholders have approved a number of share-based remuneration plans for employees and Directors including Share Option Plan 2013 and LTIP 2019 (which replaces Option Plan 2013 for share based remuneration granted after the 2019 AGM). Ryanair Holdings has issued share options to several of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information – Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2022, there were 1,135,183,528 Ordinary Shares outstanding. As of that date, 97,672,993 ADRs, representing 488,364,966 Ordinary Shares, were held of record in the United States by 53 holders, and represented in the aggregate 43% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2022, June 30, 2021 and June 30, 2020, the latest practicable date prior to the Company’s publication of its statutory Annual Report in each of the relevant years.

	As of June 30, 2022		As of June 30, 2021		As of June 30, 2020
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
HSBC Holdings PLC	116,367,663	10.3%	82,194,848	7.3%	67,354,927	6.2%
Capital	96,449,310	8.5%	130,030,773	11.5%	57,032,560	5.2%
Baillie Gifford	84,361,020	7.4%	102,427,272	9.1%	66,071,123	6.1%
AKO Capital	58,131,953	5.1%	54,195,746	4.8%	52,742,694	4.8%
Parvus Asset Management Europe	57,556,875	5.1%	57,414,314	5.1%	—	—
MFS	50,061,594	4.4%	39,839,051	3.5%	42,511,940	3.9%
Fidelity	44,869,519	4.0%	47,096,727	4.2%	37,445,184	3.4%
Société Générale SA (SG SA)	44,813,877	3.9%	79,113,810	7.0%	—	—
Michael O’Leary	44,096,725	3.9%	44,096,725	3.9%	44,096,725	4.0%
Harris Associates	37,426,765	3.3%	25,418,560	2.3%	57,307,445	5.3%
Egerton Capital	—	—	46,430,130	4.1%	51,570,640	4.7%

As of June 30, 2022, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 45,511,118 Ordinary Shares, representing 4.01% of Ryanair Holdings’ outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein.

As of March 31, 2022, there were 1,134,528,528 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes holdings of those shareholders holding 3% or more of the Ordinary Shares as of March 31, 2022, March 31, 2021 and March 31, 2020.

	As of March 31, 2022		As of March 31, 2021		As of March 31, 2020
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	117,345,252	10.3%	127,825,495	11.3%	39,857,370	3.5%
HSBC Holdings PLC	103,285,582	9.1%	81,175,344	7.2%	62,229,577	5.7%
Baillie Gifford	88,863,106	7.8%	105,753,192	9.4%	64,478,495	5.9%
Société Générale SA	72,365,694	6.4%	82,686,947	7.3%	—	—
AKO Capital	57,494,324	5.1%	54,526,393	4.8%	55,240,252	4.5%
Parvus Asset Management Europe	49,760,850	4.4%	41,007,236	3.6%	—	—
MFS	44,973,351	4.0%	39,933,396	3.5%	42,478,088	3.9%
Fidelity	44,399,286	3.9%	47,674,061	4.2%	34,436,688	3.1%
Marshall Wace	44,356,764	3.9%	—	—	—	—
Michael O’Leary	44,096,725	3.9%	44,096,725	3.9%	44,096,725	4.0%
Egerton Capital	—	—	46,270,426	4.1%	47,829,821	4.4%

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 27 to the consolidated financial statements) in the three fiscal years ending March 31, 2022 or in the period from March 31, 2022 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission findings that there was state aid.  In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In 2018, the EU General Court upheld the European Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed these four negative rulings to the European Court of Justice, but in December 2019 Ryanair discontinued the appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport is pending. In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport.  Ryanair appealed this negative finding to the European Court of Justice in late 2021 and a ruling is currently expected in 2022.  In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision to the General Court. It is currently expected that the appeal proceedings before the General Court regarding Ryanair’s arrangements at Montpellier airport will conclude in 2022 or 2023.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing and Ryanair currently expects that they will conclude in 2022, with any European Commission decisions appealable to the EU General Court.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in the Czech Republic, Germany, Ireland, France, Italy, Poland, Switzerland, the U.K. and the U.S. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies and closed corporate portals. The Company has received favorable rulings in France, Germany, the Czech Republic, Ireland, Italy, the Netherlands and the U.S., and unfavorable rulings in Germany, the Czech Republic, Spain, France, Switzerland and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels, travel insurance, etc. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper’s intermediary fee. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website”.

U.S. Litigation. In November 2018, a putative securities class action complaint was filed against the Company and Mr. O’Leary in the United States District Court for the Southern District of New York (the “District Court”). The District Court appointed lead plaintiffs, the City of Birmingham Retirement and Relief System and City of Birmingham Firemen’s and Policemen’s Supplemental Pension System (the “Birmingham Funds”), in January 2019. The Birmingham Funds filed an amended complaint in April 2019 that purports to be on behalf of purchasers of Ryanair American Depositary Shares (“ADSs”) between May 30, 2017 and September 28, 2018. The amended complaint alleges, among other things, that in filings with the SEC, investor calls, interviews, and other communications, the Company and/or Mr. O’Leary made materially false and misleading statements and omissions regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the likelihood and financial impact of unionization, which allegedly artificially inflated the market value of the Company’s securities. In June 2020, the District Court issued a ruling dismissing in part the Birmingham Funds’ claims, including claims regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the financial impact of unionization. The Birmingham Funds’ claims regarding the likelihood of unionization were not dismissed. In March 2021, the Birmingham Funds issued a motion to amend their claim, seeking, among other things, to re-introduce prior dismissed claims.  The Company and Mr. O’Leary filed an opposition to the motion to amend in May 2021.  The motion was refused in March 2022 but the Company believes that the plaintiffs are likely to continue pursuing their complaint.

Dividend Policy

Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only occasionally declared special dividends on both its Ordinary Shares and ADRs. The Directors of the Company declared on May 21, 2012 that Ryanair Holdings intended to pay a special dividend of €0.34 per ordinary share (approximately €492m) and this special dividend was paid on November 30, 2012.  The Company indicated on May 19, 2014 that it planned to pay a special dividend of up to approximately €520m in the fourth quarter of fiscal year 2015, and this special dividend was paid on February 27, 2015. In September 2015 the Company announced a B share scheme of €398m to return the proceeds from the sale of its shares in Aer Lingus to shareholders; payments to shareholders issued in October 2015.

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

In fiscal year 2014, 69.5m Ordinary Shares (including Ordinary Shares underlying just over 6m ADRs) were repurchased at a cost of approximately €482m. In February 2015, the Company announced a €400m ordinary share buyback program which was completed between February and August 2015. In February 2016, the Company announced an €800m Ordinary Share buyback program (including Ordinary Shares underlying ADRs) and this program was subsequently increased to €886m in June 2016. €418m of this program was completed in fiscal year 2016 to buyback approximately 29.1m shares (including approximately 19.9m shares underlying ADRs) with the remaining €468m spent in fiscal year 2017 to buyback approximately 36m shares (including approximately 3.9m shares underlying ADRs). In addition to the above, in fiscal year 2017, the Company bought back 36.4m shares (including approximately 17.7m shares underlying ADRs) at a total cost of approximately €550m during the period November 2016 to February 2017. In February 2017, the Company announced the commencement of a €150m share buyback program in respect of shares underlying ADRs. The Company bought back approximately 2m shares underlying ADRs at a cost of €39m under this program during fiscal year 2018. In addition to the above, in fiscal year 2018, the Company bought back 33m shares at a total cost of €600m under its €600m share buyback program which commenced in May 2017 and 11.7m shares at a total cost of €190m under its €750m share buyback which commenced in February 2018. In fiscal year 2019, the Company bought back 37.8m shares at a total cost of approximately €561m under its €750m share buyback which commenced in February 2018. In fiscal year 2020, the Company bought back approximately 47.2m shares (including 15.8m shares underlying ADRs) at a cost of €581m under its €700m share buyback program (including Ordinary Shares underlying ADRs) which was announced and commenced in May 2019. This share buyback program was terminated in March 2020 as part of a series of measures introduced to preserve cash during the Covid-19 crisis.

In fiscal year 2021, the Company issued approximately 35.2m shares under a non-pre-emptive placing to a number of institutional investors and certain of the Company’s directors and members of its senior management team. The shares were issued at a price of €11.35 per share raising gross proceeds of approximately €400m. The shares issued represented approximately 3.2% of the Company’s issued share capital immediately prior to the placing.

There were no share repurchases in fiscal year 2022.

See “Item 9. The Offer and Listing—Trading Markets and Share Prices” below for further information regarding share buybacks.

SIGNIFICANT CHANGES

There have been no significant changes between March 31, 2022 and the date of publication of this report.

Item 9. The Offer and Listing

TRADING MARKETS

The primary market for Ryanair Holdings’ Ordinary Shares is Euronext Dublin. In December 2021, Ryanair Holdings delisted from the London Stock Exchange as the volume of trading on the London Stock Exchange did not justify the costs related to such listing. The Ordinary Shares were first listed for trading on the Official List of Euronext Dublin in June 1997 and were first admitted to the Official List of the London Stock Exchange in July 1998.

ADRs, each representing 5 Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs.

Ryanair Holdings’ shares trade under the following stock symbols:

Euronext Dublin	RY4C

NASDAQ	RYAAY

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 53, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2018	322.7	3,384.9
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
2022	—	—
Period through July 21, 2022	—	—
Total	407.7	4,525.9

At an EGM of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of June 30, 2022, the total number of options over Ordinary Shares outstanding under the Company’s Option Plan 2013 was 21.96m, representing approximately 1.9% of the Company’s issued share capital at that date. As of June 30, 2022, the total number of conditional share awards outstanding under the Company’s LTIP 2019 was 0.91m, representing approximately 0.1% of the Company’s issued share capital at that date. 18.51m options outstanding and all conditional shares referred to above had not yet vested at July 21, 2022.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2022, a total of 1,134,528,528 Ordinary Shares were outstanding.

On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, with a par value of 1.27 euro cent, was split into two new Ordinary Shares, with a par value of 0.635 euro. On October 27, 2015, the Company completed a capital reorganization which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8m ordinary shares to 1,319.3m as at that date. The par value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro each under the reorganization. All ‘B’ Shares and Deferred Shares issued in connection with the B scheme were either redeemed or cancelled during fiscal year 2016 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders subject to limitations described under Item 10. Additional Information”—Limitations on Share Ownership by Non-EU Nationals”.

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

Under Option Plan 2013, 36 senior managers were granted 10m share options, in aggregate, at a strike price of €6.25 in July 2014. These options vested in May 2019 for Managers/Directors who continued to be employed at April 30, 2019 and were fully exercised at June 30, 2022. Further, 3.5m share options were granted, in aggregate, to Executive Officers (excluding Mr. O’Leary) at a strike price of €6.74 in October 2014.  These options vested in July 2019.  In November 2014, 5m options were granted to Mr. O’Leary as part of his 5-year employment contract.  These options, which were granted at a strike price of €8.35, vested in July 2019.  During fiscal year 2016, 30,000 options were granted to new Non-Executive Board members at a strike price of €11.38. These options vested in May 2019 and were fully exercised at June 30, 2022. During the fiscal year 2017, 34 managers (excluding the Executive Officers) were granted 3m share options, in aggregate, at a strike price of €12.00. These options were subject to certain targets in relation to PAT and/or share price and partially vested in March 2021. The balance will vest in March 2023, subject to performance conditions being met and the managers remaining in the Group’s employment until March 31, 2023. During fiscal year 2018, 100,000 options were granted at a strike price of €17.55 to a new senior manager as part of their employment contract. These options vested in May 2018 and have since lapsed. During fiscal year 2019, 10m options were granted to Mr. O’Leary as part of his new 5-year contract as Group CEO. These options, which were granted at a strike price of €11.12, will only vest in their entirety if the Group’s PAT doubles to exceed €2bn in any fiscal year up to, and including, fiscal year 2024 or, alternatively, the Company’s share price is equal to or exceeds €21.00 for any 28 day calendar period between April 1, 2021 and March 31, 2024 and, subject to the exceptions provided for in the rules of Option Plan 2013, will only be available if Mr. O’Leary continues to be employed by the Group through July 31, 2024. Also, during fiscal year 2019, 102 managers and the 9 Non-Executive Board Members were granted 10m share options, in aggregate (of which a cumulative 450,000 relates to Non-Executive Directors), at a strike price of €11.12. These options have the same vesting conditions as Mr. O’Leary’s fiscal year 2019 grant referred to above. At July 21, 2022, none of these options had vested.

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

The aggregate of 21.96m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2022 under Option Plan 2013 represent approximately 1.9% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 16.95m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. Only 3.45m of total options outstanding at June 30, 2022 had vested. For further information, see Notes 15 and 19 to the consolidated financial statements included herein.

In both April 2021 and 2022, as a management retention tool, Remco granted conditional shares (approximately 0.6m and 0.3m respectively in aggregate) under LTIP 2019 to over 80 managers (excluding the Group CEO and Non-Executive Directors). The market value of such grants ranged between 20% and 100% of base salary for participants (at the lower end of potential allocations). These conditional shares have a 3-year vesting period, with a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) ambitious cumulative Group traffic targets (50% weighting) is achieved over the 3-year vesting period; (ii) Ryanair’s Total Shareholder Return (30% weighting) outperforms a peer group including AirFrance/KLM, EasyJet, IAG, Southwest Airlines & Wizz over the 3-year vesting period; (iii) ESG (20% weighting), if the Ryanair Group’s CDP environmental protection score improves from a “B“ rating to an “A-“ or better rating over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group for a period of approximately 3 years from the date of grant. These grants include malus and clawback provisions.

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

Material Contracts

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five-year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved by shareholders at an EGM of the Company on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021 and the Group had 73 of these aircraft in its fleet at July 21, 2022.

Exchange Controls

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company). Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

It is an offence under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions.  Any transfer of, or payment in respect of, securities (including shares or ADSs) involving a person or entity that is currently the subject of Irish, EU or United Nations sanctions or any person or entity controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law.

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

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Financial Sanctions List and United Nations Security Council Consolidated List and include, but are not limited to, certain persons and entities in Afghanistan, Burma (Myanmar), Belarus, Burundi, the Democratic Republic of Congo, China, the Republic of Guinea, the Democratic People’s Republic of Korea (North Korea), Iraq, Libya, Lebanon, Mali, Nicaragua, Pakistan, Palestinian Territory, Russia, Sudan, South Sudan, Somalia, Tunisia, Venezuela, Yemen, Zimbabwe, Syria, Iran, Ukraine, the Republic of Guinea-Bissau and certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, including the Albanian branch of Al-Haramain, and Boko Haram in Nigeria, without the prior permission of the Central Bank of Ireland.

See “Risk Factors—Risks Related to the Company” in relation to the risks associated with Irish exchange controls or orders under the 1992 Act or United Nations sanctions implemented into Irish law.

Limitations on Share Ownership by Non-Eu Nationals

The Board of Directors of Ryanair Holdings is given certain powers under the Articles to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys, and which enables it to carry on business as an air carrier (a “License”). In particular, EU Regulation 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. As described below, the Directors from time to time set a “Permitted Maximum” on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

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

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular shareholder or shareholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, and/or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular shareholder or shareholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Holders of Restricted Shares may be deprived of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADRs. Holders of Restricted Shares may also be required to dispose of the Ordinary Shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer and sell such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

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

As an additional measure to manage the Company’s EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority (which in 2017 was increased to 10% of the issued share capital of the Company traded on the NASDAQ) was renewed at each subsequent Annual General Meeting up to and including the September 2021 meeting.

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

While the vast majority of non-EU (including U.K.) investors in the Company comply with the prohibition on non-EU nationals acquiring Ordinary Shares and invest instead through the ADRs listed on NASDAQ, the Company has recorded a number of acquisitions of its Ordinary Shares by non-EU nationals since 1 January 2021 in respect of which the relevant investors did not comply with the disposal requirements in the Restricted Share Notices issued to them by the Company. On 8 September 2021, the Company announced that it had initiated a forced sale in accordance with the Articles, that a broker had been appointed to conduct the sale(s) of such Ordinary Shares independently of, and uninfluenced by, the Company over a period of weeks, and that the net proceeds of such sale(s) would be transmitted to the relevant investors in due course. The Company also disclosed that it may initiate further restricted share disposals from time to time and may elect to do so without further announcement. Further restricted share disposals occurred in 2021 and 2022.

In December 2021, the Company delisted from the London Stock Exchange (“LSE”). Trading on the LSE as a percentage of overall trading volume in Ryanair’s Ordinary Shares reduced materially during 2021 such that the volume no longer justified the costs related to such listing and admission to trading. Moreover, delisting from the LSE consolidated trading liquidity to one regulated market for the benefit of all shareholders. The migration away from the LSE was also consistent with the extension of the prohibition on non-EU nationals acquiring Ryanair’s Ordinary Shares to include U.K. nationals following Brexit.

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

As a result of the measures introduced by the Company at the beginning of 2021 to protect the Group’s operating licenses under EU Regulation 1008/2008 following Brexit, as at March 31, 2022, EU nationals owned 100% of the Ryanair Holdings’ Ordinary Shares with voting rights and approximately 41% of the Ryanair Holdings’ Ordinary Shares with economic rights (in each case assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Dividends. If Ryanair Holdings pays dividends or makes other relevant distributions, the following is relevant:

Withholding Tax. Unless exempted, a withholding tax (currently 25%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders or to distributions paid to certain categories of non-resident stockholders.

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

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

●	Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has signed a Double Taxation Agreement with Ireland (a “tax treaty country”) or (b) an EU member state other than Ireland;
●	Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of an EU member state or a tax treaty country and are not controlled, directly or indirectly, by an Irish resident or Irish residents;
●	Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;
●	Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or
●	Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly owned by two or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

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

The Irish Department of Finance had sought to introduce a Dividend Withholding Tax Real-Time Reporting system from January 1, 2021. Under this system, Irish resident companies would be required to obtain tax reference numbers from shareholders in advance of making a distribution. A public consultation process between stakeholders, shareholders and representative bodies with the Irish Revenue Commissioners ran between October 2019 and March 2020, the outcomes of which have yet to be published and are expected in due course. One of the main areas of concern raised was in regards the impractically of managing such a system in respect of listed companies who have a large and diverse base of international investors. On May 19, 2020, having regard to the scale of the challenge facing the industry in preparing for the transfer of the Irish equities market to a new settlement system by March 2021, and business challenges and disruption caused by the Covid-19 pandemic, the Irish Revenue Commissioners postponed the planned introduction of the Real-Time Reporting System from January 1, 2021 until an undefined later date. Irish Revenue have not made any further statements on the issue.

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

Taxation on Dividends. Companies’ resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received on Ordinary Shares from other Irish resident companies. Stockholders that are “close” companies for Irish taxation purposes may, however, be subject to a corporation tax surcharge (currently 20%) on undistributed investment income.

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

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADRs will be within the charge to Irish Capital Acquisitions Tax (“CAT”) notwithstanding that the donor or the donee / successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 33% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

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

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties, and fines.

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

Dividends received by U.S. Holders generally will constitute foreign source and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Irish taxes withheld at the appropriate rate from cash dividends on the Ordinary Shares or ADRs may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). As a result of recent changes to the U.S. foreign tax credit rules, however, for taxable years beginning after December 28, 2021, Irish dividend withholding taxes generally will need to satisfy certain additional requirements in order for a credit to be allowed.

In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the U.S.-Ireland Income Tax Treaty, the Irish tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Irish dividend withholding tax is uncertain and, accordingly, no assurance can be given that any Irish withholding tax will be creditable. If the Irish dividend withholding tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Irish tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Given the added complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of Ordinary Shares that are made as part of a pro rata distribution to all stockholders generally should not be subject to U.S. federal income tax, unless the U.S. Holder has the right to receive cash or property instead, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Capital Gains

Upon a sale or other disposition of the Ordinary Shares or ADRs, U.S. Holders will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Ordinary Shares or ADRs. Generally, such gains or losses will be capital gains or losses and will be long-term capital gains or losses if the Ordinary Shares or ADRs have been held for more than one year. Short-term capital gains are subject to U.S. federal income taxation at ordinary income rates, while long-term capital gains realized by a U.S. Holder that is an individual generally are subject to taxation at preferential rates. Gains realized by a U.S. Holder generally should constitute income from sources within the United States for foreign tax credit purposes and generally should constitute “passive category” income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

General

Ryanair is exposed to market risks relating to fluctuations in commodity prices, carbon pricing, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company’s earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including cross currency swaps, interest rate swaps, foreign currency forward contracts, commodity forwards and options. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair’s exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

In executing its risk management strategy, Ryanair currently enters into forward contracts and call options for the purchase of some of the jet fuel (jet kerosene) that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. If a counterparty was to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s fuel hedging, carbon hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, carbon prices, interest rates and exchange rates as if these changes had occurred at March 31, 2022. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 33% and 22% of such expenses in fiscal years 2022 and 2021, respectively). Ryanair engages in fuel price hedging transactions from time to time. Fuel hedging is achieved via fuel forward contracts and fuel call options. In a fuel forward transaction Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price. In a fuel call option transaction, a counterparty provides Ryanair with the right, but not the obligation, to purchase a fixed price for a given quantity of jet fuel in exchange for the market price at a given date in the future.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 to 24 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and

Prospects—fiscal year 2022 Compared with fiscal year 2021—Fuel and Oil.” For the fiscal year 2022, Ryanair had entered into jet fuel forward and fuel call options covering 72% of fuel requirements (2021: n.a.). As of June 30, 2022, the Company had entered into forward jet fuel forward hedging and fuel call option contracts covering approximately 80% of its estimated requirements for the fiscal year 2023 and approximately 20% of its estimated requirements for the fiscal year 2024 at prices equivalent to approximately US$660 and approximately US$910 per metric ton respectively. The Company has designated the fuel forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains or losses on outstanding forward and option agreements at March 31, 2022 and 2021, based on their fair values, amounted to a €1,044m gain and €20m loss (gross of tax), respectively. Based on Ryanair’s fuel consumption for fiscal year 2022, a change of US$1.00 in the average annual price per metric ton of jet fuel (before the impact of derivatives) would have caused a change of approximately €2.5m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in Fuel Costs and Availability Affect the Company’s Results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In fiscal year 2022, the Company recorded a positive fair-value adjustment of €816m (net of tax), and in fiscal year 2021, the Company recorded a positive fair-value adjustment of €589m (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

Jet fuel call options are not designated in hedging relationships and are measured at fair value through profit or loss.

Carbon Exposure and hedging

Ryanair engages in carbon hedging transactions in relation to obligations arising under the EU and U.K. Emission Trading Schemes. This hedging is achieved via forward contracts. As of June 30, 2022, the Company had entered into forward carbon hedging contracts covering approximately 91% of its estimated requirements for the fiscal year 2023 at prices equivalent to approximately €54 per allowance. The Company has designated the carbon forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of carbon price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in carbon market prices. The unrealized gain on outstanding carbon forward agreements at March 31, 2022, based on their fair values, amounted to a €35m gain. There were no outstanding carbon forward agreements as at March 31, 2021. Based on Ryanair’s ETS exposure for fiscal year 2022, a change of €1.00 in the average ETS allowance price per CO2 ton (before the impact of derivatives) would have caused a change of approximately €1.8m in Ryanair’s carbon costs.

In fiscal year 2022, the Group recognized a cost associated with the purchase of carbon credits in the income statement within ‘Fuel and oil’ of approximately €51m (2021: nil).

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 73% and 17%, respectively, of Ryanair’s total revenues in fiscal year 2022 (2021: 67% and 27% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating cashflows in U.K. pound sterling. Ryanair may choose to sell surplus U.K. pound sterling cash flows for euro after satisfying its U.K. pound sterling obligations.

Hedging associated with the income statement. In fiscal years 2022 and 2021, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2022, the total unrealized gain relating to these contracts amounted to approximately €113m, compared to a €22m total unrealized loss at March 31, 2021.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In fiscal year 2022, the Company recorded a €nil fair-value adjustment within the income statement in respect of these contracts, as compared to a negative fair-value adjustment of €521m (net of tax) in fiscal year 2021.

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

At March 31, 2022, the fair value of the cross-currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a gain of €5m (gross of tax) compared to a gain of €3m (gross of tax) in fiscal year 2021. In fiscal year 2022, the Company recorded a positive fair-value adjustment of €4m (net of tax), compared to a positive fair-value adjustment of €4m (net of tax) in fiscal year 2021, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During fiscal years 2022 and 2021, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2022, the total unrealized gain relating to these contracts amounted to €322m, compared to €178m unrealized gain at March 31, 2021.

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

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2022 would have a positive impact of approximately €26m on the income statement (net of tax) (2021: €40m; 2020: €246m) if the rate fell by 10%, and a negative impact of approximately €2m on the income statement (net of tax) (2021: €33m; 2020: €235m approximately) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive approximately €695m impact (net of tax) on equity if the rate fell by 10% and a negative €588m impact (net of tax) if the rate increased by 10% (2021: €304m positive or €372m negative; 2020: €649m positive or €531m negative).

Interest Rate Exposure and Hedging

The Company’s purchase of 50 of the 471 Boeing 737 aircraft in the fleet as of March 31, 2022 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank. In addition, the Company has raised unsecured debt via capital market bond issuances and syndicated bank loans. The Company had outstanding cumulative borrowings under the above facilities of €4,536m with a weighted average interest rate of 1.36% at March 31, 2022. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2022. At March 31, 2022, the fair value of the interest rate swap agreements relating to this debt was represented by a gain of approximately €5m (gross of tax), as compared with a gain of approximately €3m at March 31, 2021. See Note 12 to the consolidated financial statements included in Item 18 for additional information.

During the year ended March 31, 2022, the Group issued promissory notes to the value of approximately €226m with maturity dates of October 2022. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2022, a plus one percentage point movement in interest rates would result in a respective decrease of approximately €19m (net of tax) in net interest income and expense (2021: increase €6m, 2020: increase €38m) and a minus one percentage point movement in interest rates would result in a respective increase of approximately €33m in net interest income and expense in the income statement (2021: increase €48m; 2020: decrease €38m) and a nil increase or decrease in equity (2021: nil; 2020: nil). All of the Group’s interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

Item 12. Description of Securities Other than Equity Securities

Holders of ADSs are required to pay certain fees and expenses. The table below sets forth the fees and expenses which, under the deposit agreement between the Company and The Bank of New York Mellon, holders of ADSs can be charged for or which can be deducted from dividends or other distributions on the deposited shares. The Company and The Bank of New York Mellon have also entered into a separate letter agreement, which has the effect of reducing some of the fees listed below.

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

Reimbursement of Fees

From April 1, 2021 to June 30, 2022 the Depositary collected annual depositary services fees equal to approximately US$1.7m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2022, under the supervision and with the participation of the Company’s management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2022, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2022, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on

the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2022.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during fiscal year 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Ryanair Holdings plc:

Opinion on Internal Control Over Financial Reporting

We have audited Ryanair Holdings plc’s and subsidiaries’ (the ‘Company’) internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the consolidated balance sheets of the Company as of March 31, 2022, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, “the consolidated financial statements”), and our report dated July 21, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

Dublin, Ireland July 21, 2022

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that both Dick Milliken and Geoff Doherty qualify as “Audit Committee financial experts” within the meaning of this Item 16A. Mr. Milliken and Mr. Doherty are “independent” for purposes of the listing rules of NASDAQ.

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

Item 16C. Principal Accountant Fees and Services

Our independent registered public accounting firm is KPMG, Dublin, Ireland, Auditor Firm ID: 1116.

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2022, 2021 and 2020:

	Year ended March 31,
	2022	2021	2020
	€M	€M	€M
Audit fees	0.6	0.6	0.7
Audit related fees	0.1	0.1	0.0
Tax fees	0.0	0.1	0.2
Total fees	0.7	0.8	0.9

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

From April 1, 2021 to July 21, 2022 the Company did not buy any ordinary shares.

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

Item 16F. Change in Registrant’s Certified Accountant

In August 2021, the Audit Committee completed a competitive process to review the appointment of the Company’s independent registered public accounting firm for the year ending March 31, 2023. After a careful consideration and evaluation process, on November 15, 2021, the Audit Committee recommended to the Board the change of KPMG as independent registered public accounting firm and the engagement of PricewaterhouseCoopers LLP (“PwC”), to serve as our new independent registered public accounting firm as of the second quarter of 2022 for the fiscal year ending March 31, 2023, and future fiscal years.  KPMG did not participate in the tender due to the EU Regulatory Framework on statutory audits.

The appointment of PwC as our new registered public accounting firm will become effective subject to approval by the Company's annual general meeting of shareholders in September 2022. KPMG continued to serve as our independent registered public accounting firm until the filing of this annual report on Form 20-F.

During the two most recent fiscal years of the Company and any subsequent interim period: (i) KPMG has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles; (ii) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in their report, or any “reportable event” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years of the Company and any subsequent interim periods, neither the Company nor anyone on our behalf consulted with PwC, the successor accountant, regarding any of the matters or events as defined in Item 16F(a)(2) of Form 20-F.

The Company has provided KPMG with a copy of the foregoing disclosure and has requested and received from KPMG a letter addressed to the SEC stating whether they agree with the above statements. A copy of KPMG’s letter, dated July 21, 2022, is filed herewith as Exhibit 15.1.

Item 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Directors—Exemptions from NASDAQ Corporate Governance Rules” for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2022, March 31, 2021 and March 31, 2020	F-4

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2022, March 31, 2021 and March 31, 2020	F-5

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2022, March 31, 2021 and March 31, 2020	F-6

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2022, March 31, 2021 and March 31, 2020	F-7

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2022, March 31, 2021 and March 31, 2020	F-8

Notes	F-9

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

4.5

Supplemental Agreement No. 5 to Purchase Agreement 4258 between the Boeing Company and Aviation Finance and Leasing Limited relating to Model Boeing 737-MAX-200 aircraft, dated as of December 2, 2020, together with ancillary documents (portions of which have been omitted) (incorporated herein by reference to Exhibit 4.5 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 27, 2021 (Commission file No. 000-29304).

8.1	List of principal subsidiaries of the registrant.

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter from KPMG to the SEC, dated July 21, 2022 regarding the change in independent registered public accounting firm.

101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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

Date: July 25, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Ryanair Holdings plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the ’Company’) as of March 31, 2022, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and also IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 21, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of hedge effectiveness of jet fuel and foreign currency derivative financial instruments

As discussed in notes 1 and 12 to the consolidated financial statements, the Company enters into derivative financial instruments in order to manage its exposure to jet fuel price risk through forward contracts generally covering periods of up to 18 months of anticipated jet fuel requirements.

The Company recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2022, a net asset of €1,546.9 million was recognised on balance sheet, primarily attributable to the Company’s jet fuel and related foreign currency derivative financial instruments.

We identified the evaluation of hedge effectiveness of jet fuel and related foreign currency derivative financial instruments as a critical audit matter. There is a high degree of subjective auditor judgement involved in assessing whether the volumes of jet fuel hedged are expected to be highly probable forecast transactions. Specifically, the assumptions related to the possibility of flight restrictions being imposed by governments due to the ongoing COVID-19 pandemic and passenger demand which could impact forecast fuel consumption were challenging to test as minor changes to those assumptions can have a significant effect on the assessment of hedge effectiveness.

The following are the primary procedures we performed to address this critical audit matter:

–	We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s derivative financial instruments and hedging process, including the Company’s assumptions impacting forecast fuel consumption
–	We involved valuation professionals with specialized skills and knowledge, who assisted in inspecting the Company’s hedge documentation for certain contracts, for the purposes of considering whether the related accounting treatment was in accordance with the requirements of the prevailing accounting standards
–	We evaluated the Company’s forecast fuel consumption assumptions utilised in its hedge effectiveness determination, by comparing those assumptions to (i) Company-specific operational information and internal communications to the Board of Directors and (ii) publicly available information including published government policies on flight restrictions
–	We performed sensitivity analyses over the Company’s forecast fuel consumption assumptions to assess the impact of changes to those assumptions on the Company’s hedge effectiveness determination
–	We assessed the Company’s ability to accurately forecast fuel consumption by comparing the Company’s historical forecasted assumptions to actual historic outcomes
–	We assessed the Company’s ability to accurately forecast fuel hedge effectiveness by comparing the Company’s forecasted assumptions to actual outcomes.

Evaluation of the estimates used in initial recognition and periodic depreciation of aircraft and aircraft impairment

As discussed in note 2 to the consolidated financial statements, property, plant and equipment amounted to €9,095.1 million at March 31, 2022, of which €8,930.8 million related to owned aircraft, including engines and related equipment (“aircraft”). The aircraft-related depreciation charge for the year ended March 31, 2022 was €638.2 million.

We identified the evaluation of the estimates used in initial recognition and periodic depreciation of aircraft and aircraft impairment as a critical audit matter. Specifically, there was a high degree of subjective auditor judgement involved in assessing the expected useful life, the expected residual value, the cost attributable to major engine and airframe overhaul and the evaluation of changes in market conditions.

The following are the primary procedures we performed to address this critical audit matter:

–	We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s aircraft process, including controls related to the development of the useful economic life and residual value assumptions, the estimated cost of major engine and airframe overhaul and the evaluation of changes in market conditions
–	We assessed the estimated useful life and estimated residual value by comparing them to (i) independent third party valuation reports prepared by specialist aircraft valuation experts, and (ii) manufacturer’s recommendations, published estimates of other international airlines and the Company’s own experience on disposal of aircraft
–	We evaluated the appropriateness of the cost attributable to major engine and airframe overhaul by comparing it to the Company’s historical maintenance costs incurred
–	We evaluated the Company’s assumptions with regard to market conditions impacting on its aircraft fleet, by comparing those assumptions to (i) Company-specific operational information and internal communications to the Board of Directors, (ii) independent third party reports prepared by specialist aircraft valuation experts, and (iii) publicly available information including third party market reports, recent public filings and news articles which may identify events or changes in circumstances that may indicate potential impairment
–	We performed sensitivity analyses over the Company’s assumptions with regard to market conditions impacting its aircraft fleet, to assess the impact of changes to those market conditions on the Company’s determination of the recoverability of aircraft
–	We assessed the Company’s ability to forecast, by comparing the Company’s estimated useful life and estimated residual value assumptions to the Company’s own experience of disposal of its aircraft

KPMG

We have served as the Company’s auditor since 1985. Dublin, Ireland

July 21, 2022

Consolidated Balance Sheet

		At March 31,
		2022	2021	2020
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	9,095.1	8,361.1	9,438.0
Right of use assets	3	133.7	188.2	236.8
Intangible assets	4	146.4	146.4	146.4
Derivative financial instruments	12	185.1	111.3	378.5
Other assets	6	72.1	48.7	—
Deferred tax	13	42.3	14.0	53.6
Total non-current assets		9,674.7	8,869.7	10,253.3
Current assets
Inventories	5	4.3	3.6	3.3
Other assets	6	401.1	179.8	178.7
Current tax	13	—	—	44.5
Assets held for sale	7	—	—	98.7
Trade receivables	8 & 12	43.5	18.6	67.5
Derivative financial instruments	12	1,400.4	106.0	293.2
Restricted cash	9 & 12	22.7	34.1	34.4
Financial assets: cash > 3 months	12	934.1	465.5	1,207.2
Cash and cash equivalents	12	2,669.0	2,650.7	2,566.4
Total current assets		5,475.1	3,458.3	4,493.9
Total assets		15,149.8	12,328.0	14,747.2
Current liabilities
Provisions	14	9.2	10.3	43.3
Trade payables	10	1,029.0	336.0	1,368.2
Accrued expenses and other liabilities	11	2,992.8	1,274.9	2,589.4
Current lease liability	3	56.9	52.5	75.0
Current maturities of debt	12	1,224.5	1,725.9	382.3
Current tax	13	47.7	48.1	—
Derivative financial instruments	12	38.6	79.2	1,050.0
Total current liabilities		5,398.7	3,526.9	5,508.2
Non-current liabilities
Provisions	14	94.1	47.4	36.6
Trade payables	10	49.2	179.9	—
Derivative financial instruments	12	—	6.4	180.5
Deferred tax	13	266.5	272.4	353.5
Non-current lease liability	3	81.4	130.6	170.9
Non-current maturities of debt	12	3,714.6	3,517.8	3,583.0
Total non-current liabilities		4,205.8	4,154.5	4,324.5
Shareholders’ equity
Issued share capital	15	6.8	6.7	6.5
Share premium account	15	1,328.2	1,161.6	738.5
Other undenominated capital		3.5	3.5	3.5
Retained earnings		2,880.9	3,232.3	4,245.0
Other reserves	16	1,325.9	242.5	(79.0)
Shareholders’ equity		5,545.3	4,646.6	4,914.5
Total liabilities and shareholders’ equity		15,149.8	12,328.0	14,747.2

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 21, 2022

Consolidated Income Statement

		Year ended March 31,
		2022	2021	2020
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	17	2,652.5	1,036.0	5,566.2
Ancillary revenues	17	2,148.4	599.8	2,928.6
Total operating revenues	17	4,800.9	1,635.8	8,494.8
Operating expenses
Fuel and oil		(1,699.4)	(542.6)	(2,762.2)
Airport and handling charges		(813.4)	(287.2)	(1,140.2)
Depreciation	2 & 3	(719.4)	(571.0)	(748.7)
Staff costs	18	(690.1)	(472.2)	(1,106.9)
Route charges		(551.2)	(187.3)	(736.0)
Marketing, distribution and other		(411.3)	(201.5)	(578.8)
Maintenance, materials and repairs		(255.7)	(206.7)	(256.4)
Aircraft rentals		—	(6.7)	(38.2)
Total operating expenses		(5,140.5)	(2,475.2)	(7,367.4)
Operating (loss)/profit		(339.6)	(839.4)	1,127.4
Other income/(expense)
Finance expense	20	(91.4)	(297.1)	(480.1)
Finance income		—	16.0	21.4
Foreign exchange gain		1.2	11.8	1.6
Total other expenses		(90.2)	(269.3)	(457.1)
(Loss)/profit before tax		(429.8)	(1,108.7)	670.3
Tax credit/(expense)	13	189.0	93.6	(21.6)
(Loss)/profit for the year – all attributable to equity holders of parent		(240.8)	(1,015.1)	648.7

Basic (loss)/earnings per ordinary share (€)	22	(0.2130)	(0.9142)	0.5824
Diluted (loss)/earnings per ordinary share (€)	22	(0.2130)	(0.9142)	0.5793
Number of weighted average ordinary shares (in Ms)	22	1,130.5	1,110.4	1,113.8
Number of weighted average diluted shares (in Ms)	22	1,130.5	1,110.4	1,119.8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 21, 2022

Consolidated Statement of Comprehensive Income

	Year ended March 31,
	2022	2021	2020
	€M	€M	€M
(Loss)/profit for the year	(240.8)	(1,015.1)	648.7

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Effective portion of changes in fair value of cash-flow hedges	851.3	691.1	197.4
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	75.4	4.8	—
Net hedge ineffectiveness and discontinuation transferred to profit or loss	—	(147.4)	(353.5)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	157.4	(225.9)	(229.8)
Net movements in cash-flow hedge reserve	1,084.1	322.6	(385.9)

Total other comprehensive income/(loss) for the year, net of income tax	1,084.1	322.6	(385.9)
Total comprehensive income/(loss) for the year – all attributable to equity holders of parent	843.3	(692.5)	262.8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 21, 2022

Consolidated Statement of Changes in Shareholders’ Equity

			Issued	Share		Other
	Ordinary		Share	Premium	Retained	Undenominated	Other Reserves	Other
	Shares		Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M		€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2019	1,133.4		6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16 (net of tax)	—		—	—	(9.7)	—	—	—	(9.7)
Adj. balance at April 1, 2019	1,133.4		6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the year	—		—	—	648.7	—	—	—	648.7
Other comprehensive income
Net movements in cash-flow reserve	—		—	—	—	—	(385.9)	—	(385.9)
Total other comprehensive loss	—		—	—	—	—	(385.9)	—	(385.9)
Total comprehensive income/(loss)	—		—	—	648.7	—	(385.9)	—	262.8
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	3.0		—	19.1	—	—	—	—	19.1
Share-based payments	—		—	—	—	—	—	7.0	7.0
Repurchase of ordinary equity shares	—		—	—	(580.5)	—	—	—	(580.5)
Other	—		—	—	0.9	—	—	—	0.9
Cancellation of repurchased ordinary shares	(47.2)		(0.3)	—	—	0.3	—	—	—
Transfer of exercised and share based awards	—		—	—	3.7	—	—	(3.7)	—
Balance at March 31, 2020	1,089.2		6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the year	—		—	—	(1,015.1)	—	—	—	(1,015.1)
Other comprehensive income
Net movements in cash-flow reserve	—		—	—	—	—	322.6	—	322.6
Total other comprehensive income	—		—	—	—	—	322.6	—	322.6
Total comprehensive (loss)/income	—		—	—	(1,015.1)	—	322.6	—	(692.5)
Transactions with owners of the Company, recognized directly in equity									—
Issue of ordinary equity shares	38.9		0.2	423.1	(2.3)	—	—	—	421.0
Share-based payments	—		—	—	—	—	—	3.6	3.6
Transfer of exercised and share based awards	—		—	—	4.7	—	—	(4.7)	—
Balance at March 31, 2021	1,128.1		6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6
Loss for the year	—		—	—	(240.8)	—	—	—	(240.8)
Other comprehensive loss
Net movements in cash-flow reserve	—		—	—	—	—	1,084.1	—	1,084.1
Total other comprehensive income	—		—	—	—	—	1,084.1	—	1,084.1
Total comprehensive (loss)/income	—		—	—	(240.8)	—	1,084.1	—	843.3
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	6.5		0.1	112.2	(65.5)	—	—	—	46.8
Share-based payments	—		—	—	—	—	—	8.6	8.6
Additional share premium on the allotment of shares	—		—	54.4	(54.4)	—	—	—	—
Transfer of exercised and expired share based awards	—		—	—	9.3	—	—	(9.3)	—
Balance at March 31, 2022	1,134.6	—	6.8	1,328.2	2,880.9	3.5	1,295.4	30.5	5,545.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

		Year ended March 31,
		2022		2021	2020
	Note	€M		€M	€M
Operating activities
(Loss)/profit after tax		(240.8)		(1,015.1)	648.7
Adjustments to reconcile (loss)/profit after tax to net cash provided by operating activities
Depreciation	2 & 3	719.4		571.0	748.7
(Increase) in inventories	5	(0.7)		(0.3)	(0.4)
Tax (credit)/expense on (loss)/profit	13	(189.0)		(93.6)	21.6
Share-based payments	18	8.6		3.6	7.0
(Increase)/decrease in trade receivables	8	(24.9)		48.9	(8.1)
(Increase)/decrease in other assets		(241.4)		(3.5)	61.9
Increase/(decrease) in trade payables		284.6		(407.6)	15.2
Increase/(decrease) in accrued expenses & other liabilities		1,722.8		(1,318.8)	(401.4)
Increase/(decrease) in provisions	14	45.5		(21.9)	(55.7)
Decrease in finance income		—		—	2.9
(Decrease) in finance expense		(6.6)		(3.7)	—
Hedge ineffectiveness/foreign exchange		(146.5)	*	(294.1)	407.2
Income tax refunded/(paid)	13	9.5		87.1	(120.5)
Net cash from/(used in) operating activities		1,940.5		(2,448.0)	1,327.1
Investing activities
Capital expenditure - purchase of property, plant and equipment		(1,181.6)		(294.7)	(578.8)
Supplier reimbursements for property, plant and equipment	2	113.9		377.6	—
Proceeds from sale of property, plant and equipment		110.5		112.1	—
Decrease in restricted cash	9	11.4		0.3	0.5
(Increase)/decrease in financial assets: cash > 3 months		(468.6)		741.7	277.2
Net cash (used in)/from investing activities		(1,414.4)		937.0	(301.1)
Financing activities
Shareholder returns (net of tax)		—		—	(580.5)
Net proceeds from shares issued		46.8		421.0	19.1
Proceeds from borrowings		1,192.0	**	2,228.6	750.0
Repayments of borrowings		(1,722.3)		(950.3)	(408.1)
Lease liabilities paid		(53.0)		(76.8)	(67.5)
Net cash (used in)/from financing activities		(536.5)		1,622.5	(287.0)
(Decrease)/increase in cash and cash equivalents		(10.4)		111.5	739.0
Net foreign exchange differences		28.7		(27.2)	151.8
Cash and cash equivalents at beginning of year		2,650.7		2,566.4	1,675.6
Cash and cash equivalents at end of year	12	2,669.0		2,650.7	2,566.4

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		—		0.2	24.4
Interest expense paid		(86.6)		(59.2)	(74.3)

*Includes an exceptional gain of €131m, attributable to the fair value measurement of jet fuel call options.
**€1.2bn bond net of transaction costs

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2022 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2022. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

(iii) Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the group companies. They are prepared on the historical cost basis, except for derivative financial instruments, which are stated at fair value and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Certain non-current assets, when they are classified as held for sale, are stated at the lower of cost and fair value less costs to sell.

In adopting the going concern basis in preparing the financial statements, the Directors have considered Ryanair’s available sources of finance including access to the capital markets, sale, and leaseback transactions, secured debt structures, the Group’s cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Group’s business, results of operations, financial condition, and liquidity. At various times since

February 2020, governments globally have implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, mandatory pre-travel PCR test requirements and other similar measures. Other governmental restrictions and regulations in the future in response to Covid-19 could include additional travel restrictions, quarantines of additional populations (including the Group’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector have issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. In addition, Ryanair has incurred, and may continue to incur, significant Covid-19 related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. Although these procedures are currently elective, the industry may in the future be subject to further cleaning and safety measures, which may be costly and take a significant amount of time to implement. These measures, individually and combined, could have a material adverse impact on the Group’s business.

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

The Group took a number of actions in response to decreased demand and EU flight restrictions, including grounding a substantial portion of its fleet, reducing flight schedules and reducing capital and operating expenditures (including by postponing projects deemed non-critical to the Group's operations, cancelling share buybacks, implementing restructurings, controlling discretionary spending, and renegotiating contractual terms and conditions (including salaries) with personnel, airports, aircraft suppliers and vendors.

In response to Russia’s invasion of Ukraine in February 2022, the E.U., the U.K. and the U.S. introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion) comprised of targeted restrictive measures on certain individuals and entities, export controls, restrictions on economic relations, trade and financial restrictions. The Sanctions have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components. Geopolitical events may lead to further instability across Europe and worldwide. This has resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to certain raw materials, including steel and titanium used for aircraft it purchases and jet fuel.

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case assuming the Group operates approximately 115% of its pre Covid-19 schedules in summer 2022 and forecasts traffic of 165m guests in fiscal year 2023. However, there remains a risk that multiple waves of the pandemic could lead to further travel restrictions being imposed and/or worsening conditions resulting from the invasion of Ukraine. Accordingly, Ryanair has also modeled downside scenarios that include combinations of a decrease in yield, additional grounding periods, adverse variations in fuel price, and unfavorable foreign exchange rate movements.

As at June 30, 2022, the Group had a strong liquidity position with cash of over €4.64bn and net debt of €0.4bn, down approximately €1.05bn from March 31, 2022. The Group raised €1.2bn in unsecured 5-year financing at a fixed coupon of 0.875% in May 2021 and has the ability to raise additional financing at low interest rates if needed. This level of cash, together with available sources of finance, is sufficient to cover the Group’s projected cash requirements for operating expenses, capital expenditure (primarily related to the acquisition of new Boeing 737-8200 aircraft), repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12-month period. Furthermore, as at July 21, 2022, Ryanair has 443 unencumbered, owned aircraft (92% of its owned fleet) and a BBB (stable) credit rating (from both Standard & Poor’s and Fitch Ratings).

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

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2021 and therefore were applied by the Group for the first time to the fiscal year 2022 consolidated financial statements:

• Amendments to IFRS 4 Insurance Contracts – Deferral of IFRS 9 (effective on or after January 1, 2021).

• Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (effective on or after January 1, 2021).

• Amendment to IFRS 16 Leases – Covid-19 Related Rent Concessions Beyond June 30, 2021 (effective on or after April 1, 2021).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the year ended March 31, 2022.

(v) Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• Annual Improvements 2018-2020 (effective on or after January 1, 2022).

• Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract (effective for on or after January 1, 2022).

• Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use (effective on or after January 1, 2022).

• Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework (effective on or after January 1, 2022).

• Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).*

• Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).

• Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making

Materiality Judgments: Disclosure of Accounting policies (effective on or after January 1, 2023).

• Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or

Non-current and Classification of Liabilities as Current or Non-current – Deferral of Effective Date

(effective on or after January 1, 2023).*

• IFRS 17 Insurance Contracts (effective on or after January 1, 2023).

• Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative

Information (effective on or after January 1, 2023)*

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

The Group believes that its critical accounting policies, which are those that require management’s most difficult, subjective, and complex judgements, are those described in this section. These critical accounting policies, the judgements and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements.

Long-lived assets

At March 31, 2022, 2021 and 2020, the Group had €9.10bn, €8.36bn and €9.44bn of property, plant and equipment long-lived assets, of which €8.93bn, €8.19bn and €9.27bn were aircraft, respectively. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the cost of major airframe and engine overhaul.

In determining the useful lives and expected residual values of the aircraft, and the cost of major airframe and engine overhaul, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry available information.

The Group's estimate of each Boeing 737 aircraft’s residual value (including the 61 new Boeing 737-8200 aircraft delivered during fiscal year 2022) is 15% of the current market value of new aircraft, and each aircraft’s useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programs, changes in utilization of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

The Group evaluates, at the end of each reporting period, whether there is any indication that its long-lived assets may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts and options to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognizes all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At March 31, 2022, a net asset of €1.2bn (2021: net liability €46m) was recognized on balance sheet in respect of the Group’s jet fuel forward contracts, jet fuel options, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €330m (2021: net asset €171m) was recognized in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the expected recovery of passenger demand and the subsequent flight schedules following the Covid-19 pandemic along with the potential for travel restrictions to be reimposed. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

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

As at March 31, 2022 the Group had entered into forward jet fuel hedging contracts covering approximately 65% of its estimated requirements for fiscal year 2023 and approximately 5% of its estimated requirements for fiscal year 2024. The Group believes these hedges to be effective for hedge accounting purposes.

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2022. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Foreign currency translation

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in euro, which is the functional currency of the Group entities.

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated to euro at the rate of exchange prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were affected. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on qualifying cash-flow hedges, which are recognized in other comprehensive income.

Segment reporting

The Group determines and presents operating segments based on the information that is provided internally to the Group CEO, who is the Chief Operating Decision Maker (CODM).

The Group currently comprises four key separate airlines, Buzz, Lauda, Malta Air and Ryanair DAC. Ryanair U.K. (a subsidiary of Ryanair DAC) has only eight aircraft on its register at this time and is included in the Ryanair DAC segment.

The CODM assessed the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period. The objective in making resource allocation decisions is to optimize consolidated financial results.

In fiscal year 2022, Ryanair DAC and Malta Air are reportable segments for financial reporting purposes. Buzz and Lauda do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings, and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, “Presentation of Financial Statements”.

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

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Number of Owned Aircraft
Aircraft Type	at March 31, 2022	Useful Life	Residual Value
Boeing 737s *	471 (a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

*Including 61 new B737-8200s

(a)	The Group operated 500 aircraft as of March 31, 2022, of which 29 were leased Airbus A320 aircraft.

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

Other financial assets

Other financial assets comprise cash deposits of greater than three months’ maturity. All amounts are categorized as amortized cost and are recognized initially at fair value and then subsequently are measured at amortized cost, using the effective interest method in the balance sheet.

Derivative financial instruments

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company’s earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts, options and commodity contracts. These derivative financial instruments are generally held to maturity. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair’s exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

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

The Group has elected not to adopt the new general hedge accounting model in IFRS 9 and continues to hedge account in accordance with IAS 39. Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized in other comprehensive income (included in “other reserves” on the balance sheet). When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of that asset or liability. Otherwise, the cumulative gain or loss is removed from other comprehensive income and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss thereon is recognized in the income statement immediately.

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

Cash and cash equivalents

Cash represents cash held at banks and available on demand and is categorized for measurement purposes as amortized cost.

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase. Deposits with maturities greater than three months but less than one year are recognized as short-term investments, are measured at amortized cost and are carried initially at fair value and then subsequently at amortized cost, using the effective- interest method.

EU Emissions Trading Scheme and U.K. Emissions Trading Scheme (“ETS”)

The EU Emissions Trading Scheme and U.K. Emissions Trading Scheme (“ETS”), are cap-and-trade systems for CO2 emissions to encourage industries to improve their CO2 efficiency. On an annual basis, the Group surrenders allowances, received via a mixture of free allocations from governing bodies and carbon credits purchased in the external market, to cover carbon emissions. The Group recognizes the cost associated with the purchase of carbon credits as part of the ETS as an expense in the income statement within ‘Operating expenses – fuel and oil’. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

ETS allowances are recognized and measured at cost, as follows:

a)Allowances received from governing bodies for free – a nil amount is recognized.

b)Carbon credits purchased in the external market – are recognized at their purchase price as a prepayment and are presented within ‘Other assets’ on the Group’s balance sheet.

A liability is recognized when carbon emissions produced exceed the allowances received from governing bodies. These excess emissions produced by the Group are measured at fair value, reflecting the expenditure required to settle the present obligation at the reporting date. The liability is presented within ‘Accrued expenses and other liabilities’ on the Group’s balance sheet.

In the Consolidated Statement of Cash Flows, ETS allowances purchased are reflected within operating activities as an increase in other assets.

As noted on pages F-37 and F-38, the Group’s fuel risk management policy includes hedging of ETS exposures. The Group had purchased sufficient carbon credits to satisfy the fiscal year 2022 emissions and as such, the cost of emissions is not deemed to represent a major source of estimation uncertainty.

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

Right of use assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. In determining the net present value of lease payments, the Group uses its incremental borrowing rate based on information available at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred.

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

The lease liability is measured at amortized cost using the effective interest method. The interest rate implicit in the lease cannot be readily determined, and therefore the incremental borrowing rate of the Group has been used. The incremental borrowing rate is determined by reference to the borrowing rate the Group would be offered if it took out a securitized loan from a third-party financial institution for a similar amount and similar period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

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

In the prior year the Group early adopted Covid-19-Related Rent Concessions - Amendment to IFRS 16 issued on May 28, 2020. The amendment introduced an optional practical expedient for leases in which the Group was a lessee - i.e. for leases to which the Group applied the practical expedient, the Group was not required to assess whether eligible rent concessions that were a direct consequence of the Covid-19 pandemic were lease modifications. The Group applied the amendment retrospectively. The amendment had no impact on retained earnings at April 1, 2021.

The Group applied the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Group chose not to apply the practical expedient, or that did not qualify for the practical expedient, the Group assesses whether there was a lease modification.

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

The Company assesses the likelihood of any adverse outcomes to contingencies, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are re-measured at each reporting date based on the best estimate of the settlement amount.

Revenues

Scheduled revenues relate to the sale of flight seats and associated direct flight fees, including baggage fares and change fees. Scheduled revenues are measured at the amount paid by the passenger, net of taxes, and recognized within unearned revenue at the time of booking. Scheduled revenues are recognized within the income statement at the point in time when the flight service is provided (i.e. when the flight takes place).

Ancillary revenues relate to activities connected with the flight service, including priority boarding, allocated seating and in-flight sales of merchandise. These services are recognized when the performance obligations have been satisfied which, as the majority of the ancillary services are related to passenger flight travel, is at the point in time when the flight service is provided.

The Group has determined it is an agent in relation to associated flight services including car hire, travel insurance, accommodation, airport transfer and parking and airport fast track services as the obligation is to arrange for the services to be provided by a third party and therefore revenue is mainly recognized at the point in time when the service is arranged. This is predominately at the time of booking by the passenger.

Where a flight is cancelled, a passenger is entitled to a cash refund, a voucher for a future flight, or to re-schedule the cancelled flight.  Additionally, gift vouchers may be purchased by passengers. Where a voucher is issued, a liability for the amount paid by the passenger is recognized in full and held within unearned revenue until the voucher is utilized against a future flight, when it expires, or when it is probably that it will expire unexercised.

Accordingly, unearned revenue, which is presented as a contract liability within the balance sheet, represents flight seats sold but not yet flown and where a voucher for a future flight has been issued. Unearned revenue is included in accrued expenses and other liabilities.

Where the Group expects to refund some, or all, of the amount paid for a flight service, for instance where a flight is cancelled, a refund liability is recognized for the full amount payable. This is recognized within unearned revenue and included in accrued expenses and other liabilities.

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain employees as part of the Option Plan 2013 and the LTIP 2019 (collectively “equity settled transactions”). The fair value of the services received is measured by reference to the fair value of the equity settled transactions on the date of the grant. The grant measurement date is the date that a shared understanding of the terms of the award is established between the Company and the employee. The cost of the employee services received in respect of the equity settled transactions granted is recognized in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. To the extent that service is provided prior to the grant measurement date, the fair value of the equity settled transaction is initially estimated and re-measured at each reporting date until the grant measurement date is achieved. The fair value of the market conditions related to equity settled transactions granted is determined using a binomial lattice option-pricing model, which takes into account the exercise price of the equity settled transactions, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the equity settled transaction, employee early exercise behavior and other relevant factors. Non-market vesting conditions are included in the assumptions about the number of equity settled transactions that are expected to vest. At each reporting date, the Company revises its estimates of the number of options/conditional shares that are likely to vest as a result of non-market conditions. Where the share-based payments give rise to the issue of new share capital, the proceeds received by the Company are credited to share capital (nominal value) and share premium (where applicable) when the share entitlements are exercised.

Retirement benefit obligations

The Company provides certain employees with post-retirement benefits in the form of pensions. The Company currently operates a number of defined contribution schemes.

Costs arising in respect of the Company’s defined contribution pension schemes (where fixed contributions are paid into the scheme and there is no legal or constructive obligation to pay further amounts) are charged to the income statement in the period in which they are incurred. Any contributions unpaid at the reporting date are included as a liability.

Government grants

Grants that compensate the Company for related expenses incurred are recognized in the income statement on a systematic basis in the periods in which the related expenses are recognized in staff costs.

During the year ended March 31, 2022, many European countries in which the Ryanair Group operates continued to make available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific program and long-term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €82m (2021: €84m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600m HMT and Bank of England CCFF in full.

There are no unfulfilled conditions attaching to government assistance at March 31, 2022.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. It is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income (“OCI”). The Group has determined that the interest and penalties related to uncertain income tax treatments do not meet the definition of income taxes, and therefore accounted for them under IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

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

Deferred Tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the reporting date and expected to apply when the temporary differences reverse.

The following temporary differences are not provided for: (i) the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and (ii) differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. The carrying amounts of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the deferred tax asset to be realized.

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

Dividend distributions are recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2022
Cost
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Additions in year	1,600.5	10.8	7.3	4.8	—	1,623.4
Supplier Reimbursements*	(113.9)	—	—	—	—	(113.9)
Disposals in year	(355.9)	—	(0.6)	(4.6)	—	(361.1)
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Depreciation
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Charge for year	638.2	5.3	14.5	6.5	0.3	664.8
Eliminated on disposal	(245.4)	—	(0.5)	(4.5)	—	(250.4)
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Net book value
At March 31, 2022	8,930.8	95.6	59.7	8.9	0.1	9,095.1

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2021
Cost
At March 31, 2020	13,278.9	107.4	127.8	80.7	5.0	13,599.8
Additions in year	274.4	16.7	4.1	4.5	0.3	300.0
Supplier Reimbursements*	(377.6)	—	—	—	—	(377.6)
Contractual amendments*	(496.9)	—	—	—	—	(496.9)
Disposals in year	(83.7)	—	—	—	—	(83.7)
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Depreciation
At March 31, 2020	4,009.9	29.7	50.6	67.1	4.5	4,161.8
Charge for year	476.0	4.3	14.3	7.4	0.4	502.4
Eliminated on disposal	(83.7)	—	—	—	—	(83.7)
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Net book value
At March 31, 2021	8,192.9	90.1	67.0	10.7	0.4	8,361.1

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2020
Cost
At March 31, 2019	12,629.2	78.1	87.9	74.3	4.5	12,874.0
Additions in year	1,160.8	29.3	39.9	6.5	0.5	1,237.0
Disposals in year	(412.4)	—	—	(0.1)	—	(412.5)
Transfer to assets held for sale	(98.7)	—	—	—	—	(98.7)
At March 31, 2020	13,278.9	107.4	127.8	80.7	5.0	13,599.8
Depreciation
At March 31, 2019	3,716.7	26.1	38.2	59.5	3.9	3,844.4
Charge for year	665.0	3.6	12.4	7.7	0.6	689.3
Eliminated on disposal	(371.8)	—	—	(0.1)	—	(371.9)
At March 31, 2020	4,009.9	29.7	50.6	67.1	4.5	4,161.8
Net book value
At March 31, 2020	9,269.0	77.7	77.2	13.6	0.5	9,438.0

At March 31, 2022, aircraft with a net book value of €692m (2021: €950m; 2020: €1,337m) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s Ex-Im financed Boeing 737-800NG aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

In the year ended March 31, 2022 the Group sold 10 Boeing 737-800NG aircraft (2021: 7; 2020: 3)

The net book value of leased assets classified as property, plant and equipment (see Note 3) at March 31, 2022, 2021 and 2020 was €nil, €nil and €132m, respectively.

*In December 2020, the Group revised its 2014 agreement with Boeing to increase its firm orders with Boeing from 135 to 210. The terms of this agreement are confidential, but it sets out a restructured payment schedule over the delivery period from June 2021 to December 2024. This has resulted in a reversal of certain pre-delivery trade payables of approximately €497m and the related amount capitalized into PPE above. In addition, the €492m (2022: €114m, 2021: €378m, 2020: €nil) reimbursements related to reasonable, and fair, compensation agreed with Boeing for the 2-year delivery delay of the Boeing 737-8200 aircraft and is recorded as a reduction in PPE above.

3.Right of use assets & lease liabilities

	Year ended March 31,
Leases under IFRS 16 recognized in Consolidated Income Statement	2022	2021	2020
	€M	€M	€M
Interest on lease liabilities	3.7	4.6	5.6
Depreciation charge	54.5	68.6	59.4
Expenses relating to short-term leases	—	6.7	38.2
Lease charge for year end	58.2	79.9	103.2

	At March 31,
Right of use-assets	2022	2021	2020
Balance at beginning of year	188.2	236.8	130.7
Depreciation charge for the year	(54.5)	(68.6)	(59.5)
Additions	—	27.9	166.1
Modification of leases	—	(7.9)	(0.5)
Balance at end of year	133.7	188.2	236.8
Net book value of leased assets classified as property, plant and equipment (Note 2)	—	—	132.0
Total right of use assets at end of year	133.7	188.2	368.8

	At March 31,
Lease Liabilities	2022	2021	2020
Balance at beginning of year	183.1	245.9	140.4
Additions	—	27.9	166.1
Financing cash outflows from lease liabilities	(56.7)	(76.8)	(67.5)
Interest expense	3.7	4.6	5.6
Modification of leases	—	(2.7)	—
Exchange movements	8.2	(15.8)	1.3
Balance at end of year	138.3	183.1	245.9
Present value of future minimum lease payments classified as debt (Note 12)	—	—	172.0
Total lease liabilities at end of year	138.3	183.1	417.9

	At March 31,
Lease Liabilities	2022	2021	2020
Current lease liability	56.9	52.5	75.0
Non-current lease liability	81.4	130.6	170.9
Total lease liabilities at end of year	138.3	183.1	245.9

A maturity analysis of our lease liabilities as at March 31, 2022 has been disclosed within Note 12.

The Group negotiated rent concessions with its lessors for most of its aircraft leases as a result of the severe impact of the Covid-19 pandemic during fiscal year 2021. The Group applied the practical expedient for Covid-19-related rent concessions consistently to eligible rent concessions. There were no further rent concessions in fiscal year 2022.

The amount recognized in profit or loss for the reporting period to reflect changes in lease payments arising from rent concessions to which the Group has applied the practical expedient for Covid-19-related rent concessions is €nil (2021: €nil, 2020: €nil).

4.Intangible assets

	At March 31,
	2022	2021	2020
Landing rights	€M	€M	€M

Balance at beginning of year	146.4	146.4	146.4
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in fiscal year 2019.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions, including an estimate of the impact of the travel restrictions imposed by Covid-19 at the reporting date. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 11.2% for 2022, 11.5% for 2021 and 9% for 2020.

5.           Inventories

	At March 31,
	2022	2021	2020
	€M	€M	€M
Consumables	4.3	3.6	3.3

6.           Other assets

	At March 31,
	2022	2021	2020
	€M	€M	€M
Prepayments*	473.2	228.5	176.4
Interest receivable	—	—	2.3
	473.2	228.5	178.7

*Included in prepayments are amounts due after 1 year of approximately €72m (2021: €49m; 2020: €nil). Prepayments include €128m (2021: €98m; 2020: €172m) pertaining to EU ETS carbon credits to be utilized within 1 year.

7.           Assets held for sale

In August 2019, the Company entered into an agreement to sell 10 Boeing 737NG aircraft for delivery in fiscal year 2020 and 2021. 3 of these aircraft were sold in the year ended March 31, 2020. The remaining 7 aircraft were sold in the year ended March 31, 2021 resulting in a gain of just over €13m, which is included in finance income on the

Consolidated Income Statement. Note 17 shows the reportable segments for the Group. The segment to which the sold aircraft relate is Ryanair DAC.

8.           Trade receivables

	At March 31,
	2022	2021	2020
	€M	€M	€M
Trade receivables	43.5	18.6	67.5
	43.5	18.6	67.5

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2021: €nil; 2020: €nil).  There were no bad debt write-offs in the year (2021: €nil; 2020: €nil).

At March 31, 2022, €3.6m (2021: €1.0m; 2020: €3.3m) of the total accounts receivable balance were past due, of which €nil (2021: €nil; 2020: €nil) was impaired and €3.6m (2021: €1.0m; 2020: €3.3m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

9.           Restricted cash

Restricted cash consists of approximately €23m (2021: €34m; 2020: €34m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

10.           Trade payables

	At March 31,
	2022	2021	2020
	€M	€M	€M
Trade payables - Current	1,029.0	336.0	1,368.2
Trade payables - Non-current	49.2	179.9	—
	1,078.2	515.9	1,368.2

During the year ended March 31, 2021, the Group revised its 2014 agreement with Boeing which resulted in a reversal of certain pre-delivery trade payables of €497m. Refer to Note 2 to the consolidated financial statements for further details.

11.         Accrued expenses and other liabilities

	At March 31,
	2022	2021	2020
	€M	€M	€M
Accruals	953.0	887.3	1,553.1
Indirect tax and duties	485.6	96.7	489.8
Unearned revenue (contract liabilities)	1,554.2	290.9	546.5
	2,992.8	1,274.9	2,589.4

Contract liabilities comprise:	At March 31,
	2022	2021	2020
	€M	€M	€M
Opening contract liabilities	290.9	546.5	1,962.3
Revenue deferred during the year	5,648.4	1,248.0	6,107.2
Revenue recognized during the year	(4,385.1)	(1,503.6)	(7,523.0)
Closing contract liabilities	1,554.2	290.9	546.5

Indirect tax and duties comprise:

	At March 31,
	2022	2021	2020
	€M	€M	€M
PAYE (payroll taxes)	13.5	11.2	25.3
Other tax (principally air passenger duty in various countries)	472.1	85.5	464.5
	485.6	96.7	489.8

12.Financial instruments – Fair values and risk management

The Company utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company’s operations. The Company uses derivative financial instruments, principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps, options, and forward foreign exchange contracts to manage commodity risks, interest rate risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company’s policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in this note.

(a)Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2022, 2021 and 2020. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, other assets, trade payables and accrued expenses).

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2022, 2021 and 2020 were as follows:

		Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2022
Cash and cash equivalents	2,669.0	—	—	2,669.0	—
Financial asset: cash > 3 months	934.1	—	—	934.1	—
Restricted cash	22.7	—	—	22.7	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	474.1	—	474.1	474.1
- Jet fuel & carbon derivative contracts	—	956.3	—	956.3	956.3
- Jet fuel options	—	—	150.5	150.5	150.5
- Cross-currency swaps	—	4.6	—	4.6	4.6
- GBP currency swaps	—	—	—	—	—
Trade receivables	43.5	—	—	43.5	—
Other assets	—	—	—	—	—
Total financial assets at March 31, 2022	3,669.3	1,435.0	150.5	5,254.8	1,585.5

		Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2021
Cash and cash equivalents	2,650.7	—	—	2,650.7	—
Financial asset: cash > 3 months	465.5	—	—	465.5	—
Restricted cash	34.1	—	—	34.1	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	208.9	—	208.9	208.9
- Cross-currency swaps	—	3.0	—	3.0	3.0
- GBP currency swaps	—	5.4	—	5.4	5.4
Trade receivables	18.6	—	—	18.6	—
Other assets	—	—	—	—	—
Total financial assets at March 31, 2021	3,168.9	217.3	—	3,386.2	217.3

		Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2020
Cash and cash equivalents	2,566.4	—	—	2,566.4	—
Financial asset: cash > 3 months	1,207.2	—	—	1,207.2	—
Restricted cash	34.4	—	—	34.4	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	663.7	—	663.7	663.7
- Interest rate swaps	—	8.0	—	8.0	8.0
Trade receivables	67.5	—	—	67.5	—
Other assets	2.3	—	—	2.3	—
Total financial assets at March 31, 2020	3,877.8	671.7	—	4,549.5	671.7

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2022
Current maturities of debt	1,224.5	—	—	1,224.5	1,224.5
Non-current maturities of debt	3,714.6	—	—	3,714.6	3,727.7
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	—	31.0	31.0	31.0
-Jet fuel & carbon derivative contracts	—	7.6	—	7.6	7.6
Trade payables (Current)	1,029.0	—	—	1,029.0	—
Trade payables (Non-current)	49.2	—	—	49.2	49.2
Accrued expenses	953.0	—	—	953.0	—
Total financial liabilities at March 31, 2022	6,970.3	7.6	31.0	7,008.9	5,040.0

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2021
Current maturities of debt	1,725.9	—	—	1,725.9	1,725.9
Non-current maturities of debt	3,517.8	—	—	3,517.8	3,630.5
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	40.0	25.8	65.8	65.8
-Jet fuel & carbon derivative contracts	—	19.8	—	19.8	19.8
Trade payables (Current)	336.0	—	—	336.0	—
Trade payables (Non-current)	179.9	—	—	179.9	179.9
Accrued expenses	887.3	—	—	887.3	—
Total financial liabilities at March 31, 2021	6,646.9	59.8	25.8	6,732.5	5,621.9

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2020
Current maturities of debt	382.3	—	—	382.3	382.3
Non-current maturities of debt	3,583.0	—	—	3,583.0	3,113.5
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	2.2	—	2.2	2.2
-Jet fuel derivative contracts	—	1,228.3	—	1,228.3	1,228.3
Trade payables	1,368.2	—	—	1,368.2	—
Accrued expenses	1,553.1	—	—	1,553.1	—
Total financial liabilities at March 31, 2020	6,886.6	1,230.5	—	8,117.1	4,726.3

(b)Measurement of fair values

Valuation techniques

Financial instruments measured at fair value in the balance sheet are categorized by the type of valuation method used.

The different valuation levels are defined as follows:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.

●	Level 3: Significant unobservable inputs for the asset or liability.

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

Derivatives – currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2022 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Derivatives – jet fuel options: The fair value of aircraft fuel options is determined based on market accepted valuation techniques, primarily Black-Scholes modelling (Level 2).

Financial instruments not measured at fair value

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

Trade payables: The value of trade payables has not been discounted as the effects of discounting would not be material.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2022
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	474.1	—	474.1
Cross-currency swaps	—	4.6	—	4.6
Jet fuel and carbon	—	1,106.8	—	1,106.8
	—	1,585.5	—	1,585.5
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	31.0	—	31.0
Jet fuel and carbon	—	7.6	—	7.6
	—	38.6	—	38.6
Financial liabilities not measured at fair value
Debt	—	4,952.2	—	4,952.2
Non-current trade payables	—	49.2	—	49.2
		5,001.4		5,001.4
Total	—	6,625.5	—	6,625.5

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2021
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	208.9	—	208.9
Jet fuel & carbon derivative contracts	—	5.4	—	5.4
Cross-currency swaps	—	3.0	—	3.0
	—	217.3	—	217.3
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	65.8	—	65.8
Jet fuel & carbon derivative contracts	—	19.8	—	19.8
	—	85.6	—	85.6
Financial liabilities not measured at fair value
Long-term debt	—	5,356.4	—	5,356.4
Non-current trade payables	—	179.9	—	179.9
	—	5,536.3	—	5,536.3
Total	—	5,839.2	—	5,839.2

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2020
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	663.7	—	663.7
Jet fuel derivative contracts	—	—	—	—
Cross-currency swaps	—	8.0	—	8.0
	—	671.7	—	671.7
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	2.2	—	2.2
Jet fuel derivative contracts	—	1,228.3	—	1,228.3
	—	1,230.5	—	1,230.5
Financial liabilities not measured at fair value
Long-term debt	—	3,495.8	—	3,495.8
Total	—	5,398.0	—	5,398.0

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2022, 2021 and 2020 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c)Financial risk management

Risk management framework

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group’s operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts and call options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel. All derivatives, with the exception of jet fuel call options, are designated as cash flow hedges with the resulting gains or losses taken to other reserves. Jet fuel call options are measured at fair value with the resulting gains or losses taken to the income statement.

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

The Company manages this risk by typically matching U.K. pounds sterling revenues against U.K. pounds sterling costs. Surplus U.K. pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and typically U.K. pounds sterling are converted into euro. Additionally, the Group swaps euro for U.S. dollars using forward currency contracts to cover any expected U.S. dollar outflows for these costs. From time to time, the Company also swaps U.K. pounds sterling for euro using forward currency contracts to hedge expected future surplus U.K. pounds sterling. From time to time the Group also enters into cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of U.S. dollar denominated borrowings.

Forward currency contracts are designated as cash-flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar and euro exchange rates for the forecasted U.S. dollar purchases.

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €nil on ineffective currency cash-flow hedges for fiscal year 2022 (2021: €8m loss, 2020: €40m gain). The fiscal year 2021 and 2020 hedge ineffectiveness losses primarily related to delayed capital expenditure (principally due to the late delivery of new aircraft) and a reduced requirement for USD fuel purchases.

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At March 31,
	2022			2021			2020
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	28.3	—	33.6	8.1	—	9.5	22.5	—	25.3
U.S. Dollar cash and liquid resources	—	386.8	349.6	—	506.7	432.0	—	2,150.1	1,949.5
	28.3	386.8	383.2	8.1	506.7	441.5	22.5	2,150.1	1,974.8

	At March 31,
	2022				2021			2020
	GBP	U.S.$		Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M		€M	£M	$M	€M	£M	$M	€M
Monetary liabilities
U.S. dollar long term debt	—	311.3	*	281.3	—	95.7	81.6	—	129.2	117.1
U.K. GBP debt	—	—		—	597.3	—	701.8	—	—	—
Pre-delivery payments due to Boeing	—	296.2		267.7	—	517.3	441.1	—	1,051.8	957.6
	—	607.5		549.0	597.3	613.0	1,224.5	—	1,181.0	1,074.7

*During the year ended March 31, 2022, the Group issued promissory notes to the value of approximately €226m (U.S.$250m) with maturity dates of October 2022. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

The following exchange rates have been applied:

	At March 31,
	2022	2021	2020
	€	€	€
USD 1.0000	1.1065	1.1728	1.1029
GBP 1.0000	0.8422	0.8510	0.8883

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Within Year 1	4,607.7	1,506.9	3,670.9
Greater than 1 Year	2,097.8	1,562.4	4,075.7
Total	6,705.5	3,069.3	7,746.6

The notional principle amount of outstanding forward foreign exchange contracts at March 31, 2022 are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. As at March 31, 2022 the hedged U.S. dollar rate is approximately U.S.$1.21 to €1.00.

Sensitivity analysis

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2022 would have a positive impact of €26m on the income statement (net of tax) (2021: €40m; 2020: €246m) if the rate fell by 10% and a negative impact of €2m on the income statement (net of tax) (2021: €33m; 2020: €235m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €695m impact (net of tax) on equity if the rate fell by 10% and a negative €588m impact (net of tax) if the rate increased by 10% (2021: €304m positive or €372m negative; 2020: €649m positive or €531m negative).

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

Exposures to interest rate risk

The following was the maturity profile of the Group’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses).

	Weighted
	average						2027 -
	rate	2023		2024	2025	2026	2028	Total
At March 31, 2022	(%)	€M		€M	€M	€M	€M	€M
Fixed rate
Secured debt	2.43%	62.9		52.2	12.0	—	—	127.1
Unsecured debt	1.31%	1,140.9	*	807.7	47.8	847.0	1,197.9	4,041.3
Debt	1.35%	1,203.8		859.9	59.8	847.0	1,197.9	4,168.4
Lease liabilities - right of use	2.33%	56.9		51.0	26.2	3.1	1.1	138.3
Total fixed rate debt		1,260.7		910.9	86.0	850.1	1,199.0	4,306.7
Floating rate
Secured debt	0.14%	20.7		—	—	—	—	20.7
Unsecured long term debt	0.75%	—		—	750.0	—	—	750.0
Total floating rate debt	0.73%	20.7		—	750.0	—	—	770.7
Total financial liabilities		1,281.4		910.9	836.0	850.1	1,199.0	5,077.4
* Includes promissory notes amounting to €226m

	Weighted
	average					2026 -
	rate	2022	2023	2024	2025	2027	Total
At March 31, 2021	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured debt	2.47%	63.5	61.4	51.3	11.3	—	187.5
Unsecured debt	1.46%	1,617.4	916.2	808.9	49.0	849.0	4,240.5
Debt	1.50%	1,680.9	977.6	860.2	60.3	849.0	4,428.0
Lease liabilities - right of use	2.39%	52.5	53.8	48.1	24.8	3.9	183.1
Total fixed rate debt		1,733.4	1,031.4	908.3	85.1	852.9	4,611.1
Floating rate
Secured long term debt	0.70%	45.0	20.7	—	—	—	65.7
Unsecured long term debt		—	—	—	750.0	—	750.0
Total floating rate debt	0.70%	45.0	20.7	—	750.0	—	815.7
Total financial liabilities		1,778.4	1,052.1	908.3	835.1	852.9	5,426.8

	Weighted
	average					2025 -
	rate	2021	2022	2023	2024	2026	Total
At March 31, 2020	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured long term debt	2.48%	63.8	65.4	63.0	52.2	12.1	256.5
Unsecured long term debt	1.32%	34.0	876.9	877.5	770.2	50.0	2,608.6
Long term debt	1.42%	97.8	942.3	940.5	822.4	62.1	2,865.1
Finance leases	2.51%	116.0	—	—	—	—	116.0
Lease liabilities - right of use	2.47%	75.0	51.6	52.1	46.0	21.2	245.9
Total fixed rate debt		288.8	993.9	992.6	868.4	83.3	3,227.0
Floating rate
Secured long term debt	0.58%	105.9	45.0	20.7	—	—	171.6
Unsecured long term debt		—	—	—	—	750.0	750.0
Finance leases	1.19%	62.6	—	—	—	—	62.6
Total floating rate debt	0.62%	168.5	45.0	20.7	—	750.0	984.2
Total financial liabilities		457.3	1,038.9	1,013.3	868.4	833.3	4,211.2

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2022, all of the Group’s cash and liquid resources attracted a weighted average interest rate of -0.31% (2021: -0.26%; 2020: 0.73%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,
	2022	2021	2020
	Within	Within	Within
	1 year	1 year	1 year
Financial assets	€M	€M	€M
Cash and cash equivalents	2,669.0	2,650.7	2,566.4
Cash > 3 months	934.1	465.5	1,207.2
Restricted cash	22.7	34.1	34.4
Total financial assets	3,625.8	3,150.3	3,808.0

Derivative financial instruments – Interest rate risk exposure

The Group has cross currency swaps to swap fixed rate U.S. dollar denominated debt of US$48.1m (2021: US$65m; 2020: US$82m) into a fixed rate euro debt of €38m (2021: €52m; 2020: €65m). As at March 31, 2022 the hedged euro fixed interest rate varies between 1.54% to 1.79% depending on the various tranches.

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2022, a plus one percentage point movement in interest rates would result in a respective decrease of approximately €19m (net of tax) in net interest income and expense (2021: increase €6m, 2020: increase €38m) and a minus one percentage point movement in interest rates would result in a respective increase of approximately €33m in net interest income and expense in the income statement (2021: increase €48m; 2020: decrease €38m) and a nil increase or decrease in equity (2021: nil; 2020: nil). All of the Group’s interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

Jet fuel and carbon credits price risk

The Group’s historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2022, the Group had entered into forward hedging covering approximately 80% of the Group’s estimated fuel exposure for fiscal year 2023 and 5% of the Group’s estimated fuel exposure for fiscal year 2024.

The Group utilizes jet fuel forward contracts and jet fuel call options to manage exposure to jet fuel prices. These are used to hedge the Group’s forecasted fuel purchases and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. Jet fuel forward contracts are designated as cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. Jet fuel call options are not designated in hedging relationships.

The Group has entered into jet fuel forward contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 to 24 months. The notional amount of these contracts are €913m (2021: €609m; 2020: €2,829m) at an average hedged rate of approximately US$640 per metric tonne. (2021: US$545; 2020: US$588).

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €nil in fiscal year 2022 (2021: €219m, 2020: €447m) in relation to jet fuel hedges (€nil in relation to jet fuel swaps, and €nil in relation currency forward contracts). The hedge ineffectiveness charge in fiscal year 2021 was due to the widespread grounding of aircraft, travel restriction and lockdowns as a result of European Governments reactions to the spread of Covid-19.

The European Union Emissions Trading System (“EU-ETS”) is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

The Group’s fuel risk management policy includes hedging of the Group’s EU-ETS and UK-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2022, the Group had hedged approximately 85% of the Group’s estimated carbon exposure for fiscal year 2023 at approximately €48 per EUA (2021: fiscal year 2022 was 100% hedged at €24) and £75 per UKA (2021: not applicable).

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2022 would have a -€40m impact (2021: -€4m) on the income statement (net of tax) if the price fell by 10% and an +€47m impact (2021: +€4m) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2022 would have a -€234m impact (2021: -€65m) on equity if the price fell by 10% and a +€234m impact (2021: +€65m) if the price increased by 10%.

A plus or minus change of 10% in the price of carbon at March 31, 2022 would have a nil impact (2021: nil) on the income statement (net of tax) if the price fell by 10% and a nil impact (2021: nil) if the price increased by 10%. The same movement of 10% in the price of carbon at March 31, 2022 would have a -€26m impact (2021: nil) on equity if the price fell by 10% and a +€26m impact (2021: nil) if the price increased by 10%.

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

At March 31, 2022, approximately €3.6m (2021: €1.0m; 2020: €3.3m) of our total accounts receivable balance were past due, of which €nil (2021: €nil; 2020: €nil) was impaired and €3.6m (2021: €1.0m; 2020: €3.3m) was considered past due but not impaired for which the expected credit loss was considered immaterial

Cash and cash equivalents

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

Guarantees

At March 31, 2022, the Group has provided approximately €5,085m (2021: €5,432m; 2020: €4,236m) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities and commitments of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

Liquidity risk and capital management

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial activities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when they fall due and to provide adequately for contingencies.

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

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans, debt capital market issuances and government corporate financing facilities for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2022 of €3,626m (2021: €3,150m; 2020: €3,808m). During the year, the Group had a net cash outflows of €957m in relation to property, plant and equipment (2021: inflows of €195m; 2020: outflow of €579m). Cash generated from operations has been the principal source for these cash requirements, during the year, supplemented primarily by general corporate purposes debt capital market issuance of €1,200m. The Group repaid the HMT and Bank of England CCFF facility of £600m. During the year, the Group funded €nil in share buybacks (2021: €nil; 2020: €581m).

The Board of Directors periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2023.

At March 31, 2022, the Group had total borrowings of €5,077m (2021: €5,427m; 2020: €4,211m), including  capitalized leases (under IFRS 16) of €138m (2021: €183m; 2020: €246m) from various financial institutions and the debt capital markets. Financing for the acquisition of 50 Boeing 737-800NG aircraft (2021: 66; 2020: 89) was provided on the basis of guarantees granted by the Ex-Im Bank. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to four unsecured Eurobonds, with a cumulative amount of €3,650m, a €750m unsecured syndicate bank loan, and 29 aircraft held under operating leases in right of use assets.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. These amounts are gross and undiscounted and include estimated contractual interest payments. The total contractual cash flows for the derivative financial instruments have been presented to reflect the gross settled amounts associated with the currency and commodity forward contracts.

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2023	2024	2025	2026	Thereafter
At March 31, 2022	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.35%	4,168.4	4,341.5	1,260.1	904.8	95.1	872.2	1,209.3
- Floating rate debt: 0.73%	770.7	783.5	26.4	5.7	751.4	—	—
- Lease liabilities	138.3	142.0	59.2	52.2	26.6	3.0	1.0
	5,077.4	5,267.0	1,345.7	962.7	873.1	875.2	1,210.3
Derivative financial instruments
- Currency forward contracts – outflows	31.0	496.8	496.8	—	—	—	—
- Currency forward contracts – inflows	—	463.7	463.7	—	—	—	—
- Commodity forward contracts	7.6	7.6	7.6	—	—	—	—
Trade payables	1,078.2	1,078.2	1,029.0	49.2	—	—	—
Accrued expenses	953.0	953.0	953.0	—	—	—	—
Total at March 31, 2022	7,147.2	8,266.3	4,295.8	1,011.9	873.1	875.2	1,210.3

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2022	2023	2024	2025	Thereafter
At March 31, 2021	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.40%	4,428.0	4,646.7	1,746.7	1,022.8	894.2	85.1	897.9
- Floating rate debt: 0.70%	815.7	834.4	50.8	26.5	5.7	751.4	—
- Lease liabilities	183.1	189.0	56.3	54.6	49.7	24.5	3.9
	5,426.8	5,670.1	1,853.8	1,103.9	949.6	861.0	901.8
Derivative financial instruments
- Currency forward contracts – outflows	65.8	3,181.9	2,718.7	428.7	8.9	22.9	2.7
- Currency forward contracts – inflows		(3,117.2)	(2,662.8)	(418.7)	(9.1)	(23.8)	(2.8)
- Commodity forward contracts	19.8	19.8	19.8	—	—	—	—
Trade payables	515.9	515.9	336.0	130.0	26.8	23.1	—
Accrued expenses	887.3	887.3	887.3	—	—	—	—
Total at March 31, 2021	6,915.6	7,157.8	3,152.8	1,243.9	976.2	883.2	901.7

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2021	2022	2023	2024	Thereafter
At March 31, 2020	€M	€M	€M	€M	€M	€M	€M
Long term debt and leases:
- Fixed rate debt 1.42%	2,981.1	3,089.8	253.8	980.6	961.1	832.0	62.3
- Floating rate debt 0.62%	984.2	1,006.5	174.6	50.1	25.7	4.9	751.2
- Lease liabilities	245.9	245.9	75.0	51.6	52.1	46.0	21.2
	4,211.2	4,342.2	503.4	1,082.3	1,038.9	882.9	834.7
Derivative financial instruments
- Currency forward contracts	2.2	2.2	2.2	—	—	—	—
- Commodity forward contracts	1,228.3	1,228.3	1,047.8	180.5	—	—	—
Trade payables	1,368.2	1,368.2	1,368.2	—	—	—	—
Accrued expenses	1,553.1	1,553.1	1,553.1	—	—	—	—
Total at March 31, 2020	8,363.0	8,494.0	4,474.7	1,262.8	1,038.9	882.9	834.7

The interest payments on floating rate debt in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or for significantly different amounts.

(d) Derivative financial instruments – Designated as cash flow hedges

As a result of the widespread grounding of aircraft due to the Covid-19 pandemic, the Group operated a significantly reduced flying schedule in the years ending March 31, 2022 and 2021 compared to what was originally expected.

Derivative financial instruments:
	At March 31,
	2022	2021	2020
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	337.5	170.1	495.3
Fuel and oil operating expenses	105.6	(27.0)	166.2
GBP currency swaps	—	5.4	—
Interest rate risk
Variable-rate instruments	4.5	3.0	8.0
Commodity price risk
Fuel and carbon operating expenses	948.7	(19.8)	(1,228.3)
Net derivative position at year end	1,396.3	131.7	(558.8)

Change in gross value used for calculating hedge ineffectiveness:
	At March 31,
	2022	2021	2020
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(129.8)	356.7	(170.8)
Fuel and oil operating expenses	(110.5)	210.6	131.0
GBP currency swap	9.6	(5.4)	—
Interest rate risk
Variable-rate instruments	(1.4)	5.1	(3.8)
Commodity price risk
Fuel and carbon operating expenses	(788.8)	(1,108.5)	271.9
Total	(1,020.9)	(541.5)	228.3

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2022
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	322.5	72.6	395.1
Fuel and oil operating expenses	105.6	—	105.6
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	(4.3)	—	(4.3)
Commodity price risk
Fuel and carbon operating expenses	948.7	—	948.7
Gross cashflow hedge reserve	1,372.5	72.6	1,445.1

*Deferred taxes included in Hedge reserve were €150m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2021
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	139.7	102.3	242.0
Fuel and oil operating expenses	(10.6)	—	(10.6)
GBP currency swaps	5.4	—	5.4
Interest rate risk
Variable-rate instruments	(6.1)	—	(6.1)
Commodity price risk
Fuel and carbon operating expenses	(14.0)	—	(14.0)
Gross cashflow hedge reserve	114.4	102.3	216.7

* Deferred taxes included in Hedge reserve were €5m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2020
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	406.3	47.8	454.1
Fuel and oil operating expenses	97.0	—	97.0
Interest rate risk
Variable-rate instruments	(2.8)	—	(2.8)
Commodity price risk
Fuel and carbon operating expenses	(711.8)	—	(711.8)
Gross cashflow hedge reserve	(211.3)	47.8	(163.5)

* Deferred taxes included in Hedge reserve were €52m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied

Movement in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2022
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	129.8	—	—
Fuel and oil operating expenses	110.5	—	3.2
GBP currency swaps	(9.6)	—	4.2
Interest rate risk
Variable-rate instruments	1.4	—	0.1
Commodity price risk
Fuel and carbon operating expenses	788.8	—	176.5
Total movement in derivative instruments	1,020.9	—	184.0

	At March 31, 2021
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(356.7)	38.4	—
Fuel and oil operating expenses	(210.6)	(57.1)	5.2
GBP currency swaps	5.4	—	—
Interest rate risk
Variable-rate instruments	(5.1)	—	0.1
Commodity price risk
Fuel and carbon operating expenses	1,108.5	(153.1)	(263.5)
Total movement in derivative instruments	541.5	(171.8)	(258.2)

	At March 31, 2020
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	170.8	40.0	—
Fuel and oil operating expenses	(131.0)	69.2	(7.0)
Interest rate risk
Variable-rate instruments	3.8	—	0.2
Commodity price risk
Fuel and carbon operating expenses	(271.9)	(516.4)	(254.8)
Total movement in derivative instruments	(228.3)	(407.2)	(261.6)

* Hedge ineffectiveness is classified within “Finance Expense” on the Consolidated Income Statement
** Reclassified from hedging reserve to income statement – Fuel & Oil Foreign Currency & Commodity are reclassified in Fuel and Oil; Variable rate instruments are reclassified to Finance expense

The effective (gains)/losses arising on the hedging of aircraft capital expenditure are recognized as part of the capitalized cost of aircraft additions, within property, plant and equipment. The (gains)/losses arising on the hedging of interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft capital expenditure) are recognized in the income statement when the hedged transaction occurs.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash-flow hedges realized during the year:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for (gains)/losses recognized in fuel and oil operating expenses	176.5	(263.5)	(254.8)
Interest rate swaps
Reclassification adjustments for losses recognized in finance expense	0.1	0.1	0.2
Foreign currency forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	7.4	5.2	(7.0)
	184.0	(258.2)	(261.6)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realized during the year:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Foreign currency forward contracts
Recognized in property plant and equipment – aircraft additions	78.1	5.0	—
	78.1	5.0	—

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts and average price or rate for the hedging instrument, where applicable, for cash flow hedges.

	At March 31,
	2022			2021			2020
	Within	> 1 Year		Within	> 1 Year		Within	> 1 Year
	1 Year	(non—		1 Year	(non—		1 Year	(non—
	(current)	current)	Total	(current)	current)	Total	(current)	current)	Total
	€M	€M	€M	€M	€M	€M	€M	€M	€M
Foreign currency risk notional amounts
for effective hedges
PP&E — aircraft additions	2,082.4	2,097.9	4,180.3	1,632.7	1,935.7	3,568.4	1,519.8	2,763.7	4,283.5
Fuel and oil operating expenses	2,151.8	—	2,151.8	1,202.2	—	1,202.2	—	1,312.0	1,312.0
GBP currency swaps	—	—	—	695.3	—	695.3	—	—	—

— Within derivative financial assets	313.7	160.4	474.1	104.9	109.4	214.3	291.2	372.5	663.7
— Within derivative financial liabilities	(31.0)	—	(31.0)	(59.4)	(6.4)	(65.8)	(2.2)	—	(2.2)
	282.7	160.4	443.1	45.5	103.0	148.5	289.0	372.5	661.5

Interest rate risk notional amounts for effective hedges
Variable—rate instruments	12.1	31.4	43.5	13.4	38.2	51.6	64.8	—	64.8

Total fair value for all interest rate risk related derivative instruments
— Within derivative financial assets	1.9	2.5	4.4	1.0	2.0	3.0	2.0	6.0	8.0

Commodity price risk notional amounts for effective hedges
Fuel and carbon operating expenses	1,901.0	154.6	2,055.6	577.6	—	577.6	—	672.7	672.7

Total fair value for all commodity fuel & carbon related derivative instruments:
— Within derivative financial assets	934.1	22.2	956.3	—	—	—	—	—	—
— Within derivative financial liabilities	(7.5)	—	(7.5)	(19.8)	—	(19.8)	(1,047.8)	(180.5)	(1,230.5)
	926.6	22.2	948.8	(19.8)	—	(19.8)	(1,047.8)	(180.5)	(1,230.5)

Fair values as reported in the consolidated balance sheet
Derivative financial assets	1,400.4	185.1	1,585.5	106.0	111.3	217.3	293.2	378.5	671.7
Derivative financial liabilities	(38.6)	—	(38.6)	(79.2)	(6.4)	(85.6)	(1,050.0)	(180.5)	(1,230.5)

Derivative financial assets analyzed between those:
— Designated as continuing cash flow hedges	1,208.6	185.1	1,393.7	72.3	98.1	170.4	184.0	378.5	562.5
— Where hedge accounting is no longer applied	41.2	—	41.2	33.7	13	46.9	109.2	—	109.2
— Designated as fair value financial instruments	150.6	—	150.6	—	—	—	—	—	—
	1,400.4	185.1	1,585.5	106.0	111.3	217.3	293.2	378.5	671.7

Derivative financial liabilities analyzed between those:
— Designated as continuing cash flow hedges	(7.5)	—	(7.5)	(36.9)	(0.6)	(37.5)	(533.5)	(180.5)	(714.0)
— Where hedge accounting is no longer applied	—	—	—	(22.4)	—	(22.4)	(516.5)	—	(516.5)
— Designated as fair value financial instruments	(31.1)	—	(31.1)	(19.9)	(5.8)	(25.7)	—	—	—
	(38.6)	—	(38.6)	(79.2)	(6.4)	(85.6)	(1,050.0)	(180.5)	(1,230.5)

13.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Current tax assets
Corporation tax assets	—	—	44.5
Total current tax assets	—	—	44.5

Current tax liabilities
Corporation tax liabilities	47.7	48.1	—
Total current tax liabilities	47.7	48.1	—

Deferred tax assets
Tax losses and temporary differences on property, plant and equipment	(42.3)	(14.0)	(53.6)
Total deferred tax assets	(42.3)	(14.0)	(53.6)

Deferred tax liabilities
Temporary differences on property, plant and equipment, derivatives and pensions	266.5	272.4	353.5
Total deferred tax liabilities	266.5	272.4	353.5

Total tax liabilities (net)	271.9	306.5	255.4

	At March 31,
	2022	2021	2020
	€M	€M	€M
Reconciliation of current tax
Liability/(asset) at beginning of year	48.1	(44.5)	31.6
Corporation tax (credit)/charge in year	(9.9)	5.5	44.4
Tax received/(paid)	9.5	87.1	(120.5)
Liability/(asset) at end of year	47.7	48.1	(44.5)

	At March 31,
	2022	2021	2020
	€M	€M	€M
Reconciliation of deferred tax
Net liability at beginning of year	258.4	299.9	417.4
Temporary differences on derivatives hedging instruments	145.0	57.6	(94.7)
Temporary differences on property, plant and equipment, net operating losses and other non-derivative items	(179.2)	(99.1)	(22.8)
Net liability at end of year	224.2	258.4	299.9

The components of the tax expense in the income statement were as follows:

	Year ended
	March 31,
	2022	2021	2020
	€M	€M	€M
Corporation tax (credit)/charge	(9.8)	5.5	44.4
Deferred tax credit relating temporary differences on property, plant and equipment, net operating losses and other non-derivative items	(179.2)	(99.1)	(22.8)
	(189.0)	(93.6)	21.6

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended
	March 31,
	2022		2021		2020
	%		%		%
Statutory rate of Irish corporation tax on (loss)/profits	(12.5)		(12.5)		12.5
Non-Irish profits and losses subject to other tax rates	(21.3)		(0.7)		(9.3)
Valuation adjustments on deferred tax assets	(11.1)	*	4.8	**	—
Other movements	1.0		—		—
Total effective rate of taxation on (loss)/profits	(43.9)		(8.4)		3.2

* In the wake of the Covid-19 pandemic and in light of improved trading conditions, the Company determined that it is probable that sufficient near-term taxable profits will be available against which deductible temporary differences related to property, plant and equipment held by subsidiary companies can be utilized. On foot of this determination, the Group has recognized a deferred tax asset in respect of these deductible temporary differences.

** The Company has not recognized a deferred tax asset in respect of historic losses in LaudaMotion.

The deferred tax movement per each type of temporary difference is detailed below:

	Year ended March 31,
	2022	2021	2020
	€M	€M	€M

Property, plant and equipment	(149.7)	(21.9)	(14.4)
IFRS 15 transition adjustment	7.1	7.1	7.1
Right of use assets & lease liabilities	—	0.6	(1.1)
Net operating losses	(40.5)	(85.0)	(10.4)
Other	3.9	0.1	(4.0)
Deferred tax credit	(179.2)	(99.1)	(22.8)

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	117.7	124.5	(9.4)
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	2.7	0.2	—
Net hedge ineffectiveness and discontinuation transferred to profit or loss	—	(24.4)	(53.5)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	24.1	(42.7)	(31.8)
Total tax charge in other comprehensive income	144.5	57.6	(94.7)

The principal components of net deferred tax at each year-end were:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Arising on designated hedging instruments	149.8	4.8	(52.8)
Property, plant and equipment	261.7	411.3	433.2
Net operating losses	(180.2)	(139.6)	(54.6)
IFRS 15 transition adjustment	(7.1)	(14.2)	(21.3)
Right of use assets and lease liabilities	—	—	(0.6)
Other	—	(3.9)	(4.0)
Total	224.2	258.4	299.9

Deferred tax assets are recognized on the basis that it is probable that sufficient future near-term profits will be available against which deductible temporary differences and losses carried forward may be utilized.  At March 31, 2022 and in the wake of the Covid-19 pandemic, the Group carried out a review of the recoverability of its deductible temporary differences and determined that deferred tax assets should be recognized for all such differences.  This included the recognition of a net deferred tax asset of approximately €50m in respect of deductible temporary differences on property, plant and equipment in subsidiary companies, for which a deferred tax asset had not previously been recognized.  The Group has not recognized a deferred tax asset of €54m in respect of historic trading losses of LaudaMotion.

No deferred tax has been provided for unremitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Group’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

14.         Provisions

	At March 31,
	2022	2021	2020
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	98.8	53.2	75.4
Provision for pension obligation (b)	4.5	4.5	4.5
	103.3	57.7	79.9

	At March 31,
	2022	2021	2020
(a) Provision for aircraft maintenance on leased aircraft	€M	€M	€M
At beginning of year	53.2	75.4	130.7
Increase in provision during the year	55.6	37.3	23.2
Utilization of provision upon the hand-back of aircraft	(10.0)	(59.5)	(78.5)
At end of year	98.8	53.2	75.4

During fiscal year 2022, the Company returned 3 Boeing 737 (2021: 11) aircraft held under lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2022, 2021 and 2020 are as follows:

	Carrying
	Value	2023	2024	2025	2026	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2022
Provision for leased aircraft maintenance	98.8	9.2	23.3	56.7	9.6	—

	Carrying
	Value	2022	2023	2024	2025	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2021
Provision for leased aircraft maintenance	53.2	10.3	4.1	11.5	24.3	3.0

	Carrying
	Value	2021	2022	2023	2024	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2020
Provision for leased aircraft maintenance	75.4	43.3	12.1	3.2	5.9	10.9

	At March 31,
	2022	2021	2020
(b) Provision for pension obligation	€M	€M	€M
At beginning of year	4.5	4.5	4.9
Movement during the year	—	—	(0.4)
At end of year	4.5	4.5	4.5

See Note 21 to the consolidated financial statements for further details.

15.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2022	2021	2020
	€M	€M	€M
Authorized/Share Capital reorganization
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.8
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	11.2
Allotted, called-up and partly paid:
1,089,181,737 ordinary equity shares of 0.600 euro cent each	—	—	6.5
1,128,062,028 ordinary equity shares of 0.600 euro cent each	—	6.7	—
1,134,528,528 ordinary equity shares of 0.600 euro cent each	6.8	—	—

Movements in the share capital balance year-on-year principally relates to 6.5m new shares issued in fiscal year 2022, following the exercise of share options, (2021: 3.6m; 2020: 3.0m). There were no share buybacks, resulting in no cancelled shares, in fiscal year 2022 (2021: nil; 2020: 47.2m).

Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2022	2021	2020
	€M	€M	€M
Balance at beginning of year	1,161.6	738.5	719.4
Net proceeds from shares issued	46.8	423.1	19.1
Share premium receivable on shares issued	119.8	—	—
Balance at end of year	1,328.2	1,161.6	738.5

(c)Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were approximately 0.9m cumulative conditional ordinary shares granted under LTIP 2019 at March 31, 2022.

Details of the share options outstanding are set out below:

	Share	Weighted Avg.
	Options	Exercise
	M	Price (€)
Outstanding at March 31, 2019	39.8	9.38
Granted	—	—
Forfeited	(2.0)	12.47
Exercised	(3.0)	6.31
Outstanding at March 31, 2020	34.8	9.57
Granted	—	—
Forfeited	(1.2)	11.56
Exercised	(3.6)	6.42
Outstanding at March 31, 2021	30.0	9.83
Granted	—	—
Forfeited	(0.7)	12.98
Exercised	(6.5)	7.23
Outstanding at March 31, 2022	22.8	10.57

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2022 was €13.59 (2021: €16.55; 2020: €9.33). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in fiscal year 2022 were €18.45 and €11.83 respectively (fiscal year 2021 were €17.56 and €8.20 respectively; fiscal year 2020 were €16.07 and €8.32 respectively). There were 4.3m options exercisable at March 31, 2022 (2021: 10.9m; 2020: nil). The average share price for fiscal year 2022 was €16.08 (2021: €13.01; 2020: €11.77).

There were 6.5m options exercised during fiscal year 2022 (2021: 3.6m; 2020: 3.0m).

At March 31, 2022 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

		No.	Remaining
	Exercise	options	contractual
	price	outstanding	life
	€	M	(years)
Vested	6.25	0.7	0.3
Vested	6.74	1.0	0.5
Vested	8.35	2.5	0.6
	11.12	17.0	4.9
	12.00	1.5	2.4
Vested	12.00	0.1	2.4
Vested	17.55	0.1	0.3
Weighted average	10.57	22.8	3.9

The Company has accounted for its share option and LTIP grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of approximately €9m to the income statement (2021: €4m; 2020: €7m) being recognized within the income statement in accordance with employee services rendered.

A blend of the historical and implied volatilities of the Company’s own ordinary shares is used to determine expected volatility for share options granted. The weighted-average volatility is determined by calculating the weighted-average of volatilities for all share options granted in a given year. The expected term of share option grants represents the weighted-average period the awards are expected to remain outstanding. The service period is five years in relation to share options and three years in relation to LTIP conditional share grants.

16.         Other equity reserves

The total share-based payments reserve at March 31, 2022 was approximately €31m (2021: €31m; 2020: €32m). The treasury reserve amounted to €nil at March 31, 2022 (2021: €nil; 2020: €nil). The total cash-flow hedge reserve amounted to positive €1,295m at March 31, 2022 (2021: positive €211m; 2020: negative €111m). Further details of the Group’s derivatives are set out in Note 12 of the consolidated financial statements.

17.         Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

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

Reportable segment information is presented as follows overleaf:

	At March 31, 2022
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	€M	€M	€M	€M	€M
Scheduled revenue	2,616.1	—	36.4	—	2,652.5
Ancillary revenue	2,148.4	—	—	—	2,148.4
Inter-segment revenue	698.5	679.4	406.9	(1,784.8)	—
Segment revenue	5,463.0	679.4	443.3	(1,784.8)	4,800.9

Reportable segment (loss)/profit after income tax (i)	(354.7)	5.9	(6.2)	—	(355.0)

Other segment information:
Depreciation	(660.1)	—	(59.3)	—	(719.4)
Finance expense	(87.8)	—	(3.6)	—	(91.4)
Capital expenditure	(1,527.8)	—	(5.0)	—	(1,532.8)

Reportable segment assets	14,832.1	69.6	248.1	—	15,149.8
Reportable segment liabilities	8,879.3	85.3	639.9	—	9,604.5

	At March 31, 2021
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	€M	€M	€M	€M	€M
Scheduled revenue	1,020.2	—	15.8	—	1,036.0
Ancillary revenue	599.8	—	—	—	599.8
Inter-segment revenue	586.4	464.2	196.9	(1,247.5)	—
Segment revenue	2,206.4	464.2	212.7	(1,247.5)	1,635.8

Reportable segment (loss)/profit after income tax (i)	(641.6)	(18.7)	(155.1)	—	(815.4)

Other segment information:
Depreciation	(506.6)	—	(64.4)	—	(571.0)
Finance expense	(65.6)	—	(4.2)	—	(69.8)
Finance income	10.9	—	5.1	—	16.0
Capital expenditure	(343.0)	—	(33.6)	—	(376.6)

Reportable segment assets	11,898.7	86.7	342.6	—	12,328.0
Reportable segment liabilities	6,830.8	108.3	742.3	—	7,681.4

	At March 31, 2020
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	€M	€M	€M	€M	€M
Scheduled revenue	5,306.3	—	259.9	—	5,566.2
Ancillary revenue	2,816.3	—	112.3	—	2,928.6
Inter-segment revenue	2.4	210.8	187.2	(400.4)	—
Segment revenue	8,125.0	210.8	559.4	(400.4)	8,494.8

Reportable segment profit/(loss) after income tax (i)	1,097.7	(3.2)	(92.4)	—	1,002.1

Other segment information:
Depreciation	(693.7)	—	(55.0)	—	(748.7)
Finance expense	(475.2)	—	(4.9)	—	(480.1)
Finance income	21.4	—	—	—	21.4
Capital expenditure	(1,195.8)	—	—	—	(1,195.8)

Reportable segment assets	14,194.5	64.4	488.3	—	14,747.2
Reportable segment liabilities	8,995.2	67.9	769.6	—	9,832.7

(i)Adjusted loss after tax in the financial year ended March 31, 2022 excludes an exceptional gain of €114M, attributable to the fair value measurement of jet fuel call options.  Adjusted loss after tax in the financial year ended March 31, 2021, excludes a charge of €200m (March 31, 2020: €353m), attributable to a hedge ineffectiveness charge on jet fuel derivative instruments, foreign currency derivative instruments related to jet fuel, and aircraft delivery delays.

Entity-wide disclosures:

Disaggregation of revenues

The following table disaggregates total revenue by primary geographical market. In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other European countries” includes all other countries in which the Group has operations.

	Year ended
	March 31,
	2022	2021	2020
	€M	€M	€M
United Kingdom	564.0	251.4	1,782.3
Italy	1,188.8	377.5	1,522.1
Spain	873.8	315.7	1,107.1
Germany	N/A	N/A	823.3
Ireland	229.6	81.0	594.5
Other European countries	1,944.7	610.2	2,665.5
Total revenue	4,800.9	1,635.8	8,494.8

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

18.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended
	March 31,
	2022	2021	2020
Flight and cabin crew	15,289	13,806	15,653
Sales, operations, management and administration	1,958	1,896	2,289
Average	17,247	15,702	17,942

At March 31, 2022 the Company had a team of 19,116 aviation professionals (2021: 15,016, 2020: 17,268).

The aggregate payroll costs of these persons were as follows:	Year ended
	March 31,
	2022	2021	2020
	€M	€M	€M
Staff and related costs	641.1	438.4	1,039.4
Social welfare costs	32.5	25.0	47.5
Other pension costs (a)	7.9	5.2	13.0
Share based payments (b)	8.6	3.6	7.0
	690.1	472.2	1,106.9

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €8m in 2022 (2021: €5m; 2020: €13m).

(b)	In the year ended March 31, 2022 the charge in the income statement of €9m for share based compensation comprises a charge for the fair value of various share options granted in prior periods and conditional shares granted under LTIP 2019 in fiscal year 2022, which are being recognized in the income statement in accordance with services rendered.

Government grants and assistance

During the year ended March 31, 2022, many European countries in which the Ryanair Group operates continued to make available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and long-term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €82m (2021: €84m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600M HMT and Bank of England CCFF in full.

There are no unfulfilled conditions attaching to government assistance at March 31, 2022, 2021 and 2020.

[

19. Statutory and other information	Year ended
	March 31,
	2022	2021	2020
	€M	€M	€M
Directors’ emoluments:
-Fees	0.6	0.5	0.6
-Share based compensation	1.9	1.9	2.7
-Other emoluments	1.0	0.3	0.9
Total Directors’ emoluments	3.5	2.7	4.2
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.6	0.6	0.7
- Audit related services	0.1	0.1	—
- Tax advisory services (ii)	—	0.1	0.2
Total fees	0.7	0.8	0.9
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services (i)	0.1	0.1	0.1
Audit related services	—	—	—
Tax advisory services (ii)	—	—	0.1
Total fees	0.1	0.1	0.2
Depreciation of owned property, plant and equipment	664.8	496.5	683.5
Depreciation of property, plant and equipment held under leases	—	5.9	5.9
Lease charges, principally for aircraft (iii)	—	6.7	38.2

(i)	Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In fiscal year 2022 €1,000 (2021: €1,000; 2020: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.
(iii)	Lease charges relates to leases with a duration of less than 12 months for which the Company availed of the short-term lease exemption under IFRS 16.

(a) Fees and emoluments - Executive Director	Year ended
	March 31,
	2022	2021	2020
	€M	€M	€M
Basic salary	0.50	0.25	0.50
Bonus (performance and target-related)	0.48	—	0.46
	0.98	0.25	0.96
Non-cash share based compensation (i)	1.78	1.78	2.51
	2.76	2.03	3.47

(i)2020, 2021 and 2022 include €1.78m non-cash, technical accounting charge for 10m unvested share options granted under the Group CEO’s new 5-year contract in February 2019. The remaining charge in 2020 relates to share options that vested in 2019.

During the years ended March 31, 2022, 2021 and 2020 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors	Year ended
	March 31,
	2022	2021	2020
	€'000	€'000	€'000
Fees
David Bonderman (i)	-	16.7	100.0
Róisín Brennan	50.0	45.8	50.0
Michael Cawley	50.0	45.8	50.0
Emer Daly	50.0	45.8	50.0
Geoff Doherty (ii)	25.0	-	-
Stan McCarthy (iii)	100.0	87.5	50.0
Kyran McLaughlin (i)	-	11.9	50.0
Howard Millar	50.0	45.8	50.0
Dick Milliken	50.0	45.8	50.0
Mike O’Brien	75.0	68.8	80.0
Julie O’Neill	50.0	45.8	50.0
Louise Phelan	50.0	45.8	50.0
	550.0	505.5	630.0
Emoluments
Share based compensation	80.1	83.1	150.0
Total	630.1	588.6	780.0

(i)	David Bonderman and Kyran McLaughlin retired from the Board in May 2020.
(ii)	Geoff Doherty was appointed to the Board in October 2021.
(iii)	Stan McCarthy was appointed Chairman from June 2020.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2022 was €0.1m (2021: €0.1m; 2020: €0.1m).  Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O’Leary is a member of a defined contribution plan. During the years ended March 31, 2022, 2021 and 2020 the Company did not make contributions to the defined contribution plan for Mr. O’Leary.  No Non-Executive Directors are members of the Company defined benefit plan or received contributions under the defined contribution plan in fiscal years ended March 31, 2022, 2021 and 2020.

(d)  Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Euronext Dublin and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2022, 2021 and 2020 of the Directors in office at March 31, 2022 and of their spouses and dependent children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2022	2021	2020
Roisin Brennan	4,000	—	—
Michael Cawley	756,198	756,198	756,198
Emer Daly	6,840	6,840	3,260
Geoff Doherty	50,700	—	—
Stan McCarthy	10,000	10,000	10,000
Howard Millar	500,000	435,000	390,000
Dick Milliken	17,250	9,750	9,750
Mike O'Brien	4,405	4,405	—
Michael O’Leary	44,096,725	44,096,725	44,096,725
Julie O'Neill	5,000	5,000	1,000
Louise Phelan	60,000	30,000	30,000

(ii) Share options

The share options held by each Director in office at the end of fiscal year 2022 were as follows:

	No. of Options at March 31,
	2022	2021	2020
Róisín Brennan (b)	50,000	50,000	50,000
Michael Cawley (b)	50,000	80,000	80,000
Emer Daly (b)	50,000	50,000	50,000
Geoff Doherty	—	—	—
Stan McCarthy (b)	50,000	50,000	50,000
Howard Millar (b)	50,000	50,000	80,000
Dick Milliken (b)	50,000	80,000	80,000
Mike O'Brien (b)	50,000	50,000	50,000
Michael O’Leary (a) (c)	12,500,000	15,000,000	15,000,000
Julie O’Neill (b)	50,000	50,000	80,000
Louise Phelan (b)	50,000	80,000	80,000

(a)	5m options were granted to Mr.O’Leary during fiscal year 2015 at an exercise price of €8.35 (the market value at the date of grant), these options vested in July 2019 and 2.5m were exercised during fiscal year 2022.
(b)	50,000 options (not yet vested) were granted to these Directors at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable subject to the Director still being a Non-Executive Director of the Company through July 31, 2024.
(c)	10m options (not yet vested) were granted to Mr. O’Leary at an exercise price of €11.12 (the market value at the date of grant) during fiscal year 2019. These options are exercisable subject to him still being an employee of the Ryanair Group through July 31, 2024.

In fiscal year 2022 the Company incurred total share-based (non-cash) compensation expense of €1.9m (2021: €1.9m; 2020: €2.7m) in relation to Directors.

20.Finance expense

	Year ended
	March 31,
	2022	2021	2020
	€M	€M	€M
Interest expense	91.4	69.8	72.9
Hedge discontinuance and ineffectiveness (see Note 12)	—	227.3	407.2
	91.4	297.1	480.1

21.Retirement benefits

Defined contribution schemes

At March 31, 2022 the Company operates defined-contribution retirement plans in Ireland and the U.K. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €8m in fiscal year 2022 (2021: €5m; 2020: €13m).

Defined-benefit schemes

During fiscal year 2016 the Company closed the defined benefit plan for U.K. employees to future accruals.  The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2022 was €4m (2021: €4m; 2020: €4m).  Costs associated with the scheme during fiscal year 2022 was €nil (2021: €nil; 2020: €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Present value of benefit obligations	(14.9)	(14.9)	(14.9)
Fair value of plan assets	10.4	10.4	10.4
Present value of net obligations	(4.5)	(4.5)	(4.5)
Related deferred tax asset	0.6	0.6	0.6
Net pension liability	(3.9)	(3.9)	(3.9)

22.      (Loss)/Earnings per share

	Year ended March 31,
	2022	2021	2020
Basic (loss)/earnings per ordinary share (€)	(0.2130)	(0.9142)	0.5824
Diluted (loss)/earnings per ordinary share (€)	(0.2130)	(0.9142)	0.5793
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,130.5	1,110.4	1,113.8
Diluted (a)	1,130.5	1,110.4	1,119.8

(a)	Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options and conditional shares granted under the Company’s share option and LTIP 2019 schemes. For fiscal year 2022 and 2021, due to the loss-making position, share options are anti-dilutive in accordance with IAS 33 and therefore are not assumed to be converted. For fiscal year 2020, the weighted average number of shares in issue of 1,120m includes weighted average share options assumed to be converted, and equal to a total of 6m shares.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

23.         Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, shortly after the FAA's ungrounding of the Boeing 737-MAX aircraft in the U.S., the Company announced that it had converted its remaining 75 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 210 Boeing 737-8200 aircraft. Following certification of the Boeing 737-8200 by the FAA in late March 2021, and EASA in early April 2021, the Group took delivery of its first Boeing 737-8200 in June 2021 and had 61 of these aircraft in its fleet at March 31, 2022. Deliveries are expected to continue until the end of fiscal year 2025.

The table below includes the future Purchase Obligations for firm aircraft purchases under the existing 2014 Boeing Contract.  This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years.  The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.1065 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the delayed commencement of aircraft deliveries.  These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract.  The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing contract.  Under the terms of the 2014 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2022.

	Obligations Due by Period
Purchase Obligations	Total	FY23	FY24	FY25
	€M	€M	€M	€M
2014 Boeing Contract	5,828	2,151	2,230	1,447

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

The following table sets out the total future minimum payments of leasing aircraft (2022: nil aircraft; 2021: nil aircraft; 2020: 10 aircraft) under JOLCOs at March 31, 2022, 2021 and 2020, respectively:

	At March 31,
	2022		2021		2020
		Present		Present		Present
		value of		value of		value of
	Minimum	Minimum	Minimum	Minimum	Minimum	Minimum
	payments	payments	payments	payments	payments	payments
	€M	€M	€M	€M	€M	€M
Due within one year	—	—	—	—	178.9	172.1
Due between two and five years	—	—	—	—	—	—
Due after five years	—	—	—	—	—	—
Total minimum lease payments	—	—	—	—	178.9	172.1
Less amounts allocated to future financing costs	—	—	—	—	—	—
Present value of minimum lease payments	—	—	—	—	178.9	172.1

Commitments resulting from the use of derivative financial instruments by the Company are described in Note 12 to the consolidated financial statements.

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

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the EU commission finding that there was state aid.  In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid.  In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.  Ryanair appealed these four negative findings to the European Court of Justice. In December 2019, Ryanair discontinued the appeals to the European Court of Justice of these four negative findings as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport is pending.  In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport.  Ryanair appealed this negative finding to the European Court of Justice in late 2021 and a ruling is currently expected in 2022. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision in Feb 2021 to the EU General Court.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Paris (Beauvais), La Rochelle, Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing, and Ryanair currently expects that they will conclude in 2022, with any European Commission decisions appealable to the EU General Court.

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

24.         Note to cash flow statement

The following table outlines the changes in the carrying value of net debt:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Net debt at beginning of year	(2,276.5)	(403.2)	(449.5)
Changes from financing cashflows
Increase in cash and cash equivalents in year, including net foreign exchange differences	18.3	84.3	890.8
Increase/(decrease) in financial assets: cash > 3 months	468.6	(741.7)	(277.2)
(Decrease) in restricted cash	(11.4)	(0.3)	(0.5)
Net cash flow from decrease/(increase) in debt	583.3	(1,201.5)	(274.4)
Movement in net funds resulting from cash flows	1,058.8	(1,859.2)	338.7

Other changes
Translation on U.S. dollar denominated debt	(4.2)	15.7	19.7
Adjustment on initial application of IFRS 16 (net of tax)	—	—	(140.4)
Promissory notes	(225.9)	—	—
Lease additions	—	(25.2)	(166.1)
Interest expense	(3.8)	(4.6)	(5.6)
Movement from other changes	(233.9)	(14.1)	(292.4)

Net debt at end of year	(1,451.6)	(2,276.5)	(403.2)
Analyzed as:
Cash and cash equivalents, cash > 3 months and restricted cash	3,625.8	3,150.3	3,808.0
Total borrowings*	(5,077.4)	(5,426.8)	(4,211.2)
Net debt	(1,451.6)	(2,276.5)	(403.2)

*Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Balance at beginning of year	1,161.6	738.5	719.4
Changes from financing cashflows
Net proceeds from shares issued	46.8	423.1	19.1
Non-cash movement in share premium	119.8	—	—
Movement in net funds resulting from cash flows	166.6	423.1	19.1
Balance at end of year	1,328.2	1,161.6	738.5

During fiscal year 2022 the Group had cash outflows of €nil relating to the repurchase of ordinary shares (net of stamp duty) (2021: €nil, 2020: €581m), which affected the retained earnings account. Please refer to the Consolidated Statement of Changes in Equity for further detail.

The following table outlines the changes in liabilities arising from financing activities:

	At March 31,
	2022	2021	2020
	€M	€M	€M
Balance at beginning of year	(5,426.8)	(4,211.2)	(3,644.4)
Proceeds from borrowings	(1,192.0)	(2,228.6)	(750.0)
Repayments of borrowings	1,722.3	950.3	408.1
Lease liabilities paid	53.0	76.8	67.5
Adjustment on initial application of IFRS 16 (net of tax)	—	—	(140.4)
Lease additions	—	(25.2)	(166.1)
Interest expense	(3.8)	(4.6)	(5.6)
Foreign exchange	(4.2)	15.7	19.7
Promissory notes	(225.9)	—	—
Balance at end of year	(5,077.4)	(5,426.8)	(4,211.2)
Less than one year	(1,281.4)	(1,778.4)	(457.3)
More than one year	(3,796.0)	(3,648.4)	(3,753.9)
	(5,077.4)	(5,426.8)	(4,211.2)

25.         Shareholder returns

There were no shareholder returns during the year ended March 31, 2022 (2021: €nil).

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

26.       Post-balance sheet events

There were no significant post balance sheet events.

27.         Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings within the Ryanair Group.

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

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2022, 2021 and 2020.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, together with all Non-Executive Directors) amounted to the following in the fiscal year ended March 31, 2022 (2021: €6.6m; 2020: €11.3m).

	Year ended
	March 31,
	2022	2021	2020
	€M	€M	€M
Basic salary and bonus*	6.8	3.5	6.8
Pension contributions	0.2	0.2	0.2
Non-executive directors’ fees	0.6	0.5	0.6
	7.6	4.2	7.6
Share-based compensation expense (non-cash)	3.7	2.4	3.7
	11.3	6.6	11.3

*No bonus was paid for fiscal year 2021. Additionally, the Board and management agreed to significant fee/basic salary cuts for fiscal year 2021 as part of the Company's response to the Covid-19 crisis.

28.         Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 21, 2022.

APPENDIX A

GLOSSARY

Ancillary Revenue per booked passenger

Represents the average revenue earned per booked passenger flown from ancillary services.

Available seat miles (ASM)

Represents total seats available during the period multiplied by the average sector length.

Fiscal year ended March 31	2022	2021	2020	2019	2018
Seats available	117.3m	38.7m	155.7m	149.3m	137.0m
Average sector length (miles) – See page 3	772	776	761	774	775
Available seat miles (ASM)	91bn	30bn	118bn	116bn	106bn

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

Average sector length (miles)

Represents the average number of miles flown by a fare-paying passenger.

Baggage commissions

Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked passenger load factor

Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even load factor

Represents the average percent of seats that must be filled on an average flight at current average fares for the revenue to break even with the operating costs.

Fiscal year ended March 31	2022	2021	2020	2019	2018
Cost per Available Seat miles (ASM)	€0.0565	€0.0824	€0.0624	€0.0578	€0.0517
Yield per Revenue Passenger Mile (RPM)	€0.0640	€0.0744	€0.0752	€0.0700	€0.0709
Break Even Load Factor	88%	108%	83%	83%	73%

Cost per Available seat mile (ASM)

Represents total operating costs divided by Available Seat Miles (ASM).

Fiscal year ended March 31	2022	2021	2020	2019	2018
Total operating expenses - See page F-5	€5.14bn	€2.48bn	€7.37bn	€6.68bn	€5.48bn
Available Seat Miles (ASM)	91bn	30bn	118bn	116bn	106bn
Cost per Available Seat Mile	€0.0565	€0.0824	€0.0624	€0.0578	€0.0517

Cost per booked passenger

Represents operating expenses divided by booked passengers flown.

Fiscal year ended March 31	2022	2021	2020	2019	2018
Total operating expenses - See page F-5	€5.14bn	€2.48bn	€7.37bn	€6.68bn	€5.48bn
Revenue Passengers Booked – See page 3	97m	28m	149m	142m	130m
Yield per revenue passenger mile	€52.97	€89.95	€49.58	€47.01	€42.08

Gross Cash

Represents cash and cash equivalents, cash >3 months and restricted cash.

Fiscal year ended March 31	2022	2021	2020	2019	2018
Cash and Cash Equivalents (€'M)	2,669.0	2,650.7	2,566.4	1,675.6	1,515.0
Cash > 3 months (€'M)	934.1	465.5	1,207.2	1,484.4	2,130.5
Restricted cash (€'M)	22.7	34.1	34.4	34.9	34.6
Gross Cash (€'M)	3,625.8	3,150.3	3,808.0	3,194.9	3,680.1

Net Debt

Refer to Note 24 on page F-62.

Net Margin

Represents profit after taxation as a percentage of total revenues.

Number of Airports Served

Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Operating Margin

Represents operating profit as a percentage of total revenues.

Fiscal year ended March 31	2022	2021	2020	2019	2018
Operating (loss)/ profit – See page F-5 (€'M)	(339.6)	(839.4)	1,127.4	1,016.8	1,667.3
Total operating revenues - See page F-5 (€'M)	4,800.9	1,635.8	8,494.8	7,697.4	7,151.0
Operating Margin	(7%)	(51%)	13%	13%	23%

Revenue Passenger Miles (RPM)

Represents the number of booked passengers multiplied by the average sector length.

Fiscal year ended March 31	2022	2021	2020	2019	2018
Revenue Passengers Booked – See page 3	97m	28m	149m	142m	130m
Average sector length (miles) – See page 3	772	776	761	774	775
Revenue passenger miles (RPM)	75bn	22bn	113bn	110bn	101bn

Revenue Passengers Booked

Represents the number of passengers booked.

Seats available

Represents sectors flown during the period multiplied by the individual capacity of the aircraft.

Fiscal year ended March 31	2022	2021	2020	2019	2018
Sectors flown – See page 3	620,524	204,828	823,897	789,771	725,044
Average individual aircraft capacity	189	189	189	189	189
Seats available	117.3m	38.7m	155.7m	149.3m	137.0m

Sectors Flown

Represents the number of passenger flight sectors flown.

Total Borrowings

Refer to Note 24 on page F-62.

Total revenue per booked passenger

Represents the average revenue earned per booked passenger from fares and ancillary services.

Total Shareholder Return

Represents capital appreciation (measured as the difference between the closing share price at the end of each period) and dividends received by the shareholder.

Yield per Revenue Passenger Miles (RPM)

Represents total revenue divided by Revenue Passenger Miles (RPM)

Fiscal year ended March 31	2022	2021	2020	2019	2018
Total operating revenues – See page F-5	€4.80bn	€1.64bn	€8.49bn	€7.70bn	€7.15bn
Revenue passenger miles (RPM)	75bn	22bn	113bn	110bn	101bn
Yield per revenue passenger mile	€0.0640	€0.0744	€0.0752	€0.0700	€0.0709