Form 20-F
period 2023-03-31
RYANAIR HOLDINGS PLC
filed 2023-07-24
CIK 1038683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2023

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

1,138,674,528 Ordinary Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair DAC, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “Ryanair Group” refers to the wholly owned subsidiary airlines of Ryanair Holdings, including Ryanair Sun S.A. (“Buzz”), Lauda Europe Limited (“Lauda”), Malta Air Limited, Ryanair DAC, and Ryanair U.K. Limited. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of twenty member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

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

Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2023 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.0872, or $1.00 = €0.9198, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2023. The Federal Reserve Rate for euro on June 30, 2023 was €1.00 = $1.0920 or $1.00 = €0.9158. See “Item 3. Key Information” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

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

Among the factors that are subject to change and could significantly impact the Company’s expected results are global pandemics such as Covid-19, the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, cyber-attacks, war and geopolitical uncertainty, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, supply chain disruptions, aircraft delivery delays, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Union and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers (“ATC”) strikes and staff shortages, extreme weather events or other atmospheric disruptions.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair Holdings operates a low fare, low cost scheduled airline group serving short-haul, point-to-point routes from 91 bases to airports across Europe and North Africa, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of June 30, 2023, the Ryanair Group had a fleet of 530 Boeing 737s, including 119 Boeing 737-8200 “Gamechanger” aircraft. In addition, the Group had 28 leased Airbus A320 aircraft. The Group offers over 3,000 short-haul flights per day serving approximately 230 airports across Europe and North Africa. Passengers who switch to Ryanair (from EU legacy airlines) can reduce their emissions by up to 50% per flight. A detailed description of the Company’s business can be found in “Item 4. Information on the Company”.

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (“IFRS”). The financial information for fiscal year 2023 has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2023. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2023(a)	2023	2022	2021	2020	2019

	(in millions, except per-Ordinary Share data)
Total operating revenues	$11,714.8	€10,775.2	€4,800.9	€1,635.8	€8,494.8	€7,697.4
Total operating expenses	$(10,146.4)	€(9,332.6)	€(5,140.5)	€(2,475.2)	€(7,367.4)	€(6,680.6)
Operating profit/(loss)	$1,568.4	€1,442.6	€(339.6)	€(839.4)	€1,127.4	€1,016.8
Other expense	$(0.1)	€(0.1)	€(90.2)	€(269.3)	€(457.1)	€(68.7)
Profit/(loss) before taxation	$1,568.3	€1,442.5	€(429.8)	€(1,108.7)	€670.3	€948.1
Tax (expense)/credit	$(139.9)	€(128.7)	€189.0	€93.6	€(21.6)	€(63.1)

Profit/(loss) after taxation	$1,428.4	€1,313.8	€(240.8)	€(1,015.1)	€648.7	€885.0
Ryanair Holdings basic earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$1.2565	€1.1557	€(0.2130)	€(0.9142)	€0.5824	€0.7739
Ryanair Holdings diluted earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$1.2534	€1.1529	€(0.2130)	€(0.9142)	€0.5793	€0.7665

Balance Sheet Data:

	As of March 31,
	2023(a)	2023	2022	2021	2020	2019

	(in millions)
Cash and cash equivalents	$3,913.2	€3,599.3	€2,669.0	€2,650.7	€2,566.4	€1,675.6
Total assets	$17,836.5	€16,405.9	€15,149.8	€12,328.0	€14,747.2	€13,250.7
Current and long-term debt, including lease obligations	$4,475.1	€4,116.2	€5,077.4	€5,426.8	€4,211.2	€3,644.4
Shareholders’ equity	$6,135.1	€5,643.0	€5,545.3	€4,646.6	€4,914.5	€5,214.9
Issued share capital	$7.5	€6.9	€6.8	€6.7	€6.5	€6.8
Weighted Average Number of Ordinary Shares in issue during the year	1,136.8	1,136.8	1,130.5	1,110.4	1,113.8	1,143.6

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2023(a)	2023	2022	2021	2020	2019

	(in millions)
Net cash inflow/(outflow) from operating activities*	$4,230.3	€3,891.0	€1,940.5	€(2,448.0)	€1,327.1	€1,759.3
Net cash (outflow)/inflow from investing activities	$(2,067.0)	€(1,901.2)	€(1,414.4)	€937.0	€(301.1)	€(744.2)
Net cash (outflow)/inflow from financing activities*	$(1,145.9)	€(1,054.0)	€(536.5)	€1,622.5	€(287.0)	€(854.5)
Increase/(decrease) in cash and cash equivalents	$1,017.4	€935.8	€(10.4)	€111.5	€739.0	€160.6

*Amounts are inclusive of net foreign currency differences

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2023 of €1.00 = $1.0872 or $1.00 = 0.9198.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
Operating Data:	2023	2022	2021	2020	2019
Operating Margin	13%	(7)%	(51)%	13%	12%
Break-even Load Factor	81%	88%	108%	83%	83%
Average Booked Passenger Fare (€)	41.12	27.33	37.65	37.46	37.03
Ancillary Rev. per Booked Passenger (€)	22.81	22.13	21.80	19.71	17.14
Total Rev. per Booked Passenger (€)	63.93	49.47	59.45	57.17	54.17
Cost Per Booked Passenger (€)	55.37	52.97	89.95	49.58	47.01
Average Fuel Cost per U.S. Gallon (€)	2.46	1.92	1.74	2.06	1.79

	Fiscal Year ended March 31,
Other Data:	2023	2022	2021	2020	2019
Revenue Passengers Booked (millions)	169	97	28	149	142
Booked Passenger Load Factor	93%	82%	71%	95%	96%
Average Sector Length (miles)	766	772	776	761	774
Sectors Flown	946,643	620,524	204,828	823,897	789,771
Number of Airports Served at Period End	222	223	225	242	219
Average Daily Flight Hour Utilization (hours)	9.40	6.88	2.37	9.11	9.02
Team Members at Period End	22,261	19,116	15,016	17,268	16,840
Team Members per Aircraft at Period End	41	38	33	37	36

RISK FACTORS

Risks Related to the Company

The Company may not be successful in increasing fares to cover rising business costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company expects increased marketing and advertising costs along with higher airport charges at primary airports in which it operates. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair’s results. See “—The Company faces significant price and other pressures in a highly competitive environment” and “—Changes in fuel costs and availability affect the Company’s results”.

Changes in fuel costs and availability affect the Company’s results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia’s invasion of Ukraine in February 2022, and remain volatile. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in Central Eastern Europe, the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair enters into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts or fuel call options covering periods of up to 12-18 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate, especially in light of volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

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

A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support. Because Ryanair currently sources the majority of its aircraft and many related aircraft parts from Boeing, if Ryanair were unable to acquire additional aircraft or sufficient spare parts from Boeing, or if Boeing were unable or unwilling to make timely deliveries of aircraft or to provide adequate support for its products, Ryanair’s operations could be materially and adversely affected.

Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. As almost all of Ryanair’s reservations are made through its website and mobile app, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Third-party service organizations are used for both the reservation and flight planning processes. These third-party service organizations are also subject to cyber security risks. Ryanair secures its website and follows the recommendations set out in the U.S. National Institute of Standards and Technology’s Cyber Security Framework. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair’s systems may be vulnerable to theft, loss, damage, and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. Ryanair may not have the resources or technical sophistication to anticipate or prevent these rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information. Moreover, the war in Ukraine has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors and/or supply chain providers located around the region of conflict. While Ryanair has experienced, and expects to continue to experience these types of threats and incidents, the Group has not detected any material cyber security events during fiscal year 2023.

The Covid-19 pandemic and measures to reduce its spread had, and may again in the future have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity. At various times since the outbreak of the Covid-19 pandemic (“Covid-19") in February 2020, governments and other authorities globally  implemented a range of restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, social distancing, limitations on the number of persons that should be present at public gatherings and other similar restrictive measures. Restrictions and regulations in the future in response to new (vaccine-resistant) variants of Covid-19 or another pandemic could include imposing travel restrictions, quarantines of populations (including the Company’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data.

Ryanair experienced reduced international and domestic demand related to Covid-19 throughout fiscal year 2021 and 2022. The Company may take actions to improve its financial position, including measures to improve liquidity if there are future adverse developments in relation to Covid-19 or another pandemic. Ryanair's reduction in expenditures, measures to improve liquidity or other strategic actions that it may take in the future in response to such developments may not be effective in offsetting any decreased demand, which could result in a material adverse effect on the Company’s business, results of operations, financial condition and liquidity. In addition, Ryanair has incurred, and may in the future incur, significant Covid-19/pandemic related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. These measures, individually and combined, could have a material adverse impact on the Company’s business. Even though the Covid-19 pandemic has now moderated and the enhanced screenings, quarantine requirements and travel restrictions have been eased and/or lifted completely, the Company may experience adverse effects to its businesses, results of operations, financial position and cash flows resulting from a recessionary global economic environment that may persist.

Covid-19 has disrupted and may disrupt the Company’s future strategic growth plans. Covid-19 has disrupted and may disrupt the Company’s future strategic growth plans including its business’ operating results and financial condition associated with executing its strategic growth plans in the medium or long term. In developing its strategic growth plans, the Company makes certain assumptions, including, but not limited to, those related to customer demand, competition, market consolidation, the availability of aircraft and the global economy. Actual economic, market and other conditions have been and may continue to be different from its assumptions. Demand was and may in the future be significantly impacted by Covid-19 (or other pandemics), which has materially disrupted the timely execution of the Company’s strategic operating plans. If the Company does not successfully execute or adjust its strategic growth plans in the long term, or if actual results vary significantly from its prior, current or future assumptions, the Company’s business, operating results and financial condition could be materially and adversely impacted.

Ryanair is subject to increasingly complex data protection laws and regulations. Ryanair’s business involves the processing and storage on a large scale of personal data relating to its customers, employees, business partners and others. Ryanair is subject to the European Union’s General Data Protection Regulation 2016/679 (the “GDPR”) (which became fully applicable on May 25, 2018) as well as relevant national implementing legislation (Irish Data Protection Act 2018), which impose significant obligations upon subject companies. Ensuring compliance with data protection laws is an ongoing commitment which involves substantial costs, and it is possible that, despite Ryanair’s efforts, governmental authorities or third parties will assert that Ryanair’s business practices fail to comply with these laws and regulations. If its operations are found to be in violation of any of such laws and regulations, Ryanair may be subject to significant civil, criminal and administrative damages, penalties and fines, as well as reputational harm, which could have a material adverse effect on its business, financial condition or results of operations.

The Company faces significant price and other pressures in a highly competitive environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout its route network. Airlines compete primarily in respect of fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments as happened during the Covid-19 pandemic. In addition, the EU-U.S. Open Skies Agreement allows U.S. carriers to offer services in the intra-EU market, which could eventually result in increased competition in the EU market. See “Item 4. Information on the Company—Government Regulation—European Union.”

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

Ryanair has a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company’s financial condition. Ryanair carries, and will continue to carry for the foreseeable future, a substantial amount of debt related to aircraft financing commitments, as well as commitments for maintenance and other obligations. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the risks described in this report may limit the Company’s ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and will continue to seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair’s ability to successfully access capital.

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. The Company intends to continue grounding aircraft in fiscal year 2024. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

While seasonal grounding does reduce Ryanair’s variable operating costs, it does not avoid fixed costs such as aircraft ownership costs, and it also decreases Ryanair’s potential to earn revenues. Decreasing the number and frequency of flights may also negatively affect Ryanair’s labor relations, including its ability to attract flight personnel interested in year-round employment. Such risks could lead to negative effects on Ryanair’s financial condition and/or results of operations.

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 537 aircraft in its operating fleet at March 31, 2023 and expects to receive an additional 112 Boeing 737-8200 aircraft during fiscal years 2024 to 2025 inclusive, pursuant to a contract with the Boeing Company (“Boeing,” and such contract inclusive of subsequent amendments, the “2014 Boeing Contract”). Ryanair expects to have approximately 640 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 aircraft, depending on the level of lease returns, Boeing’s ability to fulfill the 2014 Boeing Contract and aircraft disposals. For additional information on the Company’s aircraft fleet and expansion plans, see “—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations and financial condition.

As a result of a 2014 purchase agreement with Boeing (the “2014 Boeing Contract”) and the 2023 purchase agreement with Boeing signed on May 9, 2023 (subject to shareholder approval at the Company’s AGM on September 14, 2023) (the “2023 Boeing Contract”), and other general corporate purposes, Ryanair has raised and expects to continue to raise substantial debt financing. Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets. Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, would have a material adverse effect on its results of operations and financial condition.

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings). There is a risk that the Group will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for the Group and a material adverse effect on its results and financial condition.

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

Prolonged delays in the European Union Aviation Safety Agency (“EASA”) and/or the Federal Aviation Administration (“FAA”) issuing required certifications or approvals for the Boeing 737-MAX-10 aircraft could materially and adversely affect Ryanair’s business plans, strategy and results of operations. Pursuant to a contract with the Boeing Company, Ryanair has ordered 300 new Boeing 737-MAX-10 aircraft (150 firm and 150 options) for delivery between 2027 to 2033 (the “2023 Boeing Contract”). See “Item 10. Additional information – Material Contracts”. The 2023 Boeing Contract is subject to shareholder approval at Ryanair’s AGM on September 14, 2023, and Ryanair cannot provide any assurance that the 2023 Boeing Contract will be approved at the AGM.

Ryanair expects the phased deliveries of the aircraft between 2027 and 2033 will enable Ryanair to create more than 10,000 new high-paid jobs for pilots, cabin crew and engineers, to facilitate disciplined traffic growth and support related revenue growth, and to replace a significant portion of Ryanair’s older Boeing aircraft, supporting Ryanair’s environmental and sustainability goals.

The delivery of the New Aircraft under the contract is subject to the EASA and FAA issuing the required certifications and approvals to Boeing. Prolonged delays in the EASA and/or the FAA issuing the required certifications or approvals for the Boeing 737-MAX-10, or further regulatory actions by the EASA and/or the FAA with respect to the Boeing 737-MAX-10 aircraft could also materially and adversely affect Ryanair’s business plans, strategy and results of operations, and there can be no assurance that Ryanair will be able to procure and operate other types of aircraft from Boeing or another manufacturer, seller or lessor.

Residual value of the fleet. At June 30, 2023 Ryanair operated 558 aircraft (29 of which are leased), has a purchase contract in place in respect of an additional 91 Boeing 737-8200 “Gamechanger” aircraft over the period to December 2024 pursuant to the 2014 Boeing Contract and now intends to purchase up to 300 Boeing 737-MAX-10 aircraft (of which 150 are the subject of a firm order and 150 are subject to an option exercisable at Ryanair’s discretion) over a 7-year period from calendar 2027 to 2033 (inclusive). Over the course of the 2023 Boeing Contract order, Ryanair plans to dispose and handback approximately 150 aircraft as part of its ongoing fleet management strategy. Although under the terms of the 2023 Boeing Contract, Ryanair shall (subject to obtaining Shareholder consent) purchase the new aircraft at substantial discounts to the basic price for Boeing 737-MAX-10 aircraft, there can be no certainty that there will be demand for the new aircraft or that Ryanair will be able to sell aircraft profitably at the time of disposal. Failure by Ryanair to dispose of an appropriate number of aircraft could have an adverse effect on Ryanair’s financial condition.

Growth targets of Ryanair will be reduced if the 2023 Boeing Contract is not approved. Ryanair plans to grow passenger volume to approximately 300 million passengers per annum over the next 10 years to March 31, 2034 from 168.6 million passengers at the end of fiscal year 2023. If the 2023 Boeing Contract is not approved by Shareholders at the AGM, the Board believes that Ryanair will be unable to grow passenger volumes to these levels.

The Company faced legal challenges by regulatory authorities and consumers due to delays in the processing of cash refunds during the Covid-19 pandemic and its policy of offering travel vouchers in lieu of cash refunds in the interim. In the initial stages of the Covid-19 pandemic, and in light of staff shortages due to lockdown restrictions and an unprecedented high rate of flight cancellations, Ryanair offered travel vouchers to passengers who claimed reimbursement. This policy was in line with the requirements of the ‘European Commission’s Recommendation (EU) 2020/648 of May 13, 2020 on vouchers offered to passengers and travelers as an alternative to reimbursement for cancelled package travel and transport services in the context of the Covid-19 pandemic’, in which the Commission recognized airlines’ right to offer travel vouchers as long as the offer does not affect passengers’ right to opt for a cash refund instead.

National authorities responsible for the enforcement of EU Regulation (EC) No. 261/2004 (the “Regulation”) and the European Commission’s Consumer Protection Cooperation Network generally recognized Ryanair’s efforts and accepted that the seven days’ deadline provided for by the Regulation to process refunds was to be interpreted in a reasonable manner in light of the circumstances of the Covid-19 crisis. While some consumer protection enforcement authorities or courts may ultimately find Ryanair’s decision to encourage passengers to accept travel vouchers in lieu of a cash refund to amount to a breach of the Regulation and/or an unfair commercial practice, the Company does not consider that such findings would have a material adverse effect on the results of operations or financial condition of Ryanair.

Brexit could adversely affect Ryanair’s business. The U.K.’s exit from the European Union on January 31, 2020 has had a significant impact on the U.K. and the EU. The U.K. and the EU announced on December 24, 2020 that they had signed a Trade and Cooperation Agreement (the “EU–U.K. TCA”). The EU–U.K. TCA covers a wide range of topics, including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, and thematic cooperation and participation in EU programs.

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

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 21% of revenue in fiscal year 2023 came from operations in the U.K., although this was offset somewhat by approximately 16% of Ryanair’s non-fuel costs in fiscal year 2023 which were related to operations in the U.K.

Brexit could present Ryanair with a number of other potential regulatory challenges. Brexit could lead to potentially divergent laws and regulations as the U.K. continues to determine which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights, data protection, public health and the environment) that it initially replicated on its exit from the EU to ultimately amend or abolish. It also requires special efforts to ensure Ryanair’s continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in an EU member state be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 after December 31, 2020, i.e., the date following which U.K. holders of the Company’s shares are no longer treated as EU nationals for the purposes of EU regulation No. 1008/2008. For additional information, please see “–Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”.

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among U.K. businesses and investors, mainly due to the resulting legal and regulatory uncertainty, including potentially divergent treaties, laws and regulations applicable to the provision of air transportation services. In particular, to June 30, 2023, the pound sterling had lost approximately 15% and 11% of its value against the U.S. Dollar and the euro respectively since the Brexit referendum in 2016. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K., which may be further impacted by the long-term negative economic effects of the Covid-19 pandemic, the war in Ukraine, increased interest rates and rising inflation. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound sterling and/or recession in the U.K. would materially impact its financial condition and results of operations. For the remainder of fiscal year 2024, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact net income by approximately €16m million. For additional information, please see “–Currency fluctuations affect the Company’s results”.

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. Generally, fluctuations in foreign currencies, including devaluations, cannot be predicted by us and can significantly affect the value of our assets located or revenues generated outside of the Eurozone. As a result of the U.K.’s Brexit referendum in 2016, the pound sterling increased in volatility against the euro and could become more volatile over the course of the post-transition period.

Ryanair Group airlines predominantly operate to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient. The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross-currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro, primarily against U.K. pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar, could have a material adverse impact on the operating results of the Company.

Recession, inflation, austerity, changes in monetary policy and uncertainty in connection with the euro could also mean that Ryanair is unable to grow.

The Company’s growth may expose it to risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights. In September 2021, Ryanair increased its booked passenger target to approximately 225m passengers per annum by fiscal year 2026. Subject to shareholder approval of the 2023 Boeing Contract at the Company’s AGM on September 14, 2023, this target will increase to approximately 300m passengers per annum by fiscal year 2034. However, no assurance can be given that these targets will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

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

Ryanair’s new routes and expanded operations may have an adverse financial impact on its results. When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair’s results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair’s low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair’s yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has significant cash needs as it expands, including the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See”—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms”.

Ryanair’s continued growth is dependent on access to suitable airports; charges for airport access are subject to increase. Airline traffic at certain European airports is regulated by a system of grandfathered “slot” allocations. Each slot represents authorization to take-off and/or land at the particular airport at a specified time. As part of Ryanair’s strategic initiatives, which include flights to primary airports, Ryanair Group airlines are operating to an increasing number of slot-coordinated airports, a number of which have constraints at particular times of the day. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-coordinated airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See “Item 4. Information on the Company—Government Regulation—Slots.” Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

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

At the outset of the Covid-19 pandemic, Ryanair and its union partners negotiated agreements to protect crew jobs via temporary pay cuts which were to be gradually restored from 2022 to 2025. In fiscal year 2023, Ryanair Group airlines concluded agreements with their people and unions, in the majority of countries, which accelerated pay restoration with pay fully restored in December 2022 and annual pay increases applying thereafter to 2025 or 2026. Whilst agreements on pay are in place, high inflation in the general economy, a global recession and a shift in market conditions could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

Ryanair intends to retain its low fare, high people productivity model; however, there may be periods of labor unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

Ryanair has transitioned from Irish to local contracts of employment in a number of EU countries which has impacted costs, productivity and complexity of the business. Any subsequent decision to switch to lower cost locations could result in redundancies and a consequent deterioration in labor relations.

The Group is dependent on external service providers. Ryanair currently assigns its engine overhauls and “rotable” repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance (“Part 145”) established by EASA. The Company also assigns its passenger, aircraft, and ground handling services at airports (other than Dublin and certain airports in Poland, Spain and Portugal) to established external service providers. See “Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance” and “Item 4. Information on the Company—Airport Operations—Airport Handling Services.”

The termination or expiration of any of Ryanair’s service contracts or any inability to renew them or negotiate replacement contracts with other service providers at competitive rates could have a material adverse effect on the Group’s results of operations. Ryanair will need to enter into airport service agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates. In addition, although Ryanair seeks to monitor the performance of external parties that provide passenger and aircraft handling services, the efficiency, timeliness, and quality of contract performance by external providers are largely beyond Ryanair’s direct control. Ryanair expects to be dependent on such outsourcing arrangements for the foreseeable future.

The Group is dependent on key personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Group CEO, and key financial, commercial, operating, IT, ESG, HR and maintenance personnel. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Remuneration Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a Group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new, qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

Entry into service of the Boeing 737-8200. Ryanair has 210 Boeing 737-8200 aircraft on firm order from Boeing. These aircraft were originally due to commence delivery in April 2019. During fiscal year 2021, the FAA and the European Aviation Safety Agency (“EASA”) approved the ungrounding of the MAX and approved Ryanair’s variant the Boeing 737-8200. Ryanair received the first aircraft in June 2021. At March 31, 2023 the Ryanair Group currently had taken delivery of 98 Boeing 737-8200s. The remaining 112 aircraft are scheduled to be delivered over the next two fiscal years.

There can be no assurance that EASA will not, now or in the future, apply additional maintenance and/or, simulator training in relation to the operation of the Boeing 737-8200 aircraft, that will materially increase the cost of operating this aircraft type.

The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities. Ryanair’s flight reservations are made through its website, mobile app and Global Distribution Systems including Amadeus, Sabre and Travelport (which operates the Galileo and Worldspan GDS) (collectively, the “GDSs”). Ryanair has established contingency programs which include migrating its website to the cloud and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up booking engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems.

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

The Company is subject to legal proceedings alleging state aid at certain airports. Formal investigations are ongoing by the European Commission into Ryanair’s agreements with Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, and Ryanair’s agreements from 2009 with Frankfurt (Hahn) airport, and Ryanair’s arrangements with Cagliari airport following the Commission’s withdrawal in March 2023 of its 2016 finding that Ryanair had received aid through those arrangements. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are currently expected to be completed in 2023, with the European Commission’s decisions being appealable to the EU General Court. Investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck,  Riga and Paris (Beauvais) airports, and into Ryanair’s agreements prior to 2009 with Frankfurt (Hahn), have concluded with findings that these agreements contained no state aid. In parallel, the European Commission has announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt, Montpellier and La Rochelle airports, ordering Ryanair to repay a total of approximately €40m of alleged state aid.  Ryanair has appealed these “aid” decisions to the EU General Court (except for the La Rochelle decision, which will be appealed once it has been published), which ruled in favor of the European Commission in five of the cases (Pau, Nimes, Angouleme, Altenburg and Klagenfurt, the latter of which Ryanair has appealed to the European Court of Justice, with a ruling expected in 2023). The General Court ruled in Ryanair’s favor in the Zweibrücken airport case, and the Montpellier case is pending and is expected to conclude in 2023. In 2023, the European Commission withdrew its “aid” decision concerning Ryanair’s arrangements with Cagliari airport, following a General Court ruling in a related case, and is currently reviewing the case afresh in light of the guidance received from the Court, with a decision expected in late 2023 or early 2024. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn) launched by Lufthansa in 2006. Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company faces risks related to unauthorized use of information from the Company’s website. Screen scraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screen scraping also on the basis of certain legal principles, such as contractual and database rights and copyright protection. In turn, Ryanair has been accused by certain operators of screen scraping websites that its objection to the unauthorized selling by online travel agents to consumers of Ryanair flight tickets is an attempt to restrict competition. Ryanair is currently involved in legal proceedings against the proprietors of screen scraper websites in the Czech Republic, Germany, Ireland, France, Italy, Poland, the U.K. and the U.S. Ryanair’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screen scraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. Ryanair does allow certain companies who operate fare comparison (i.e., not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits GDS operators Amadeus, Sabre and Travelport (trading as Galileo and Worldspan) to provide access to Ryanair’s fares to traditional brick & mortar travel agents and closed corporate travel booking platforms. Ryanair has obtained both favorable and unfavorable rulings in its actions against screen scrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screen scraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some business may be lost to Ryanair once potential customers are presented by a screen scraper website with a Ryanair fare or a fee for an ancillary product such as priority boarding or checked baggage inflated by the screen scraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

Corporation tax rates are expected to rise. The Company is principally subject to corporation tax on profits across a number of European jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the U.K.). In December 2022, the Council of the European Union (‘EU’) reached unanimous agreement to adopt the EU Commission’s directive relating to the OECD’s inclusive framework on BEPS Global Anti-Base Erosion Model Rules (referred to as “GloBE” or “Pillar Two”). The directive requires EU member states to enact a minimum global corporate tax rate of 15% for multinational groups. Legislators in multiple countries outside of the EU (including the U.K.) have also drafted legislation to implement the OECD’s proposal. When enacted, these rules are expected to increase the overall effective tax rate of the Company from April 1, 2024 onwards.

Any increase in corporation tax rates to which the Company is exposed or adverse changes in the basis of calculation would result in the Company paying higher corporation taxes and could have an adverse impact on Ryanair’s cash flows, financial position, and results of operations.

Changes in EU regulations in relation to employers and employee social insurance could increase costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment was governed, which was either the U.K. or Ireland. The legislation introduced in 2012 included grandfathering rights whereby existing employees (i.e., those employed prior to the introduction of the new legislation in June 2012) were exempt from the effects of the new legislation for a period of 10 years up until June 2022 provided they did not transfer between bases. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions will have a material adverse effect on Ryanair’s cash flows, financial position, and results of operations.

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

Risks Related to the Airline Industry

Any significant outbreak of any airborne disease or similar public health threat could significantly damage Ryanair’s business, operating results and financial condition. A severe outbreak of new (vaccine-resistant) variants of Covid-19, swine flu, MERS, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease may result in European or national authorities imposing/re-imposing restrictions on travel, further damaging Ryanair’s business. If any such outbreak or other public health threat becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company’s financial performance. Negative publicity regarding such an outbreak or public health threat in Europe and other regions of the world may also have an adverse impact on demand for air travel in the markets in which Ryanair operates. A serious outbreak or other public health threat could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair’s financial condition and results of operations. See “—The Covid-19 pandemic and measures to reduce its spread had, and may again in the future have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “—Covid-19 has disrupted and may continue to disrupt the Company’s strategic growth plans”.

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair’s results of operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the longer-term impact of Covid-19, the uncertainty relating to the Eurozone and the U.K. following Brexit, geopolitical tensions, economic instability as a consequence of the war in Ukraine, high unemployment rates, constrained credit markets and continuing inflationary pressures could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary and/or inflationary environment, combined with austerity measures by European governments, restricted or less accommodative monetary policies, uncertainties resulting from Brexit and uncertainties, sanctions, trade and travel restrictions and fuel and gas shortages resulting from the war in Ukraine, has negatively impacted and will likely continue to negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results. See “—Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition” below.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair’s ability to grow and could have a material adverse impact on operations. Travel taxes are levied on a per passenger basis in a number of Ryanair markets. For example, in the U.K., Air Passenger Duty (APD) is charged at £13 per adult international passenger. In Germany there is an air passenger tax of €12.75 and similar taxes exist in Netherlands (€26.43), Morocco (MAD193), Sweden (SEK 64), Hungary (€10 on short-haul traffic from July 1, 2022) and Italy (municipal taxes of €6.50, Rome at €7.50) amongst others. These taxes are levied as a flat amount per departing passenger and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets, transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high-cost airlines who operate connecting flight networks. For example, from April 1, 2022, Belgium has introduced a new tax on departing passengers with an exemption for transfer passengers.

The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the impact of the Covid-19 pandemic within the industry. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair’s financial results.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point to point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law de facto means that only 3 routes to Paris Orly airport are affected. The European Commission approved this law in December 2022.

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

In particular, the EU Emissions Trading Scheme (“ETS”), is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the current legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Under the “Fit for 55” proposed legislation, the EU ETS allowances will be phased out over the period from 2024 to 2026. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances increased significantly during the last 3 years. ETS compliance is the most material environmental compliance cost for the Group (see page F-27 for details). There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

Additionally, the European Commission “ReFuel EU” proposal provides for a Sustainable Aviation Fuel (“SAF”) blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 6% by 2030 and 20% by 2035. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair’s financial results.

The Group continues to monitor developments in the setting of U.K. policies to deliver net zero aviation by 2050 (“Jet Zero”) which could potentially include similar measures to the Fit for 55 legislation i.e. SAF blending mandates and removal of free ETS allowances.

Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition. In response to the war in Ukraine which started in February 2022, the EU, the U.K., the U.S., and other countries have introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, as well as general restrictions on economic relations, trade and financial transactions relating to Russia and Belarus. In response, Russia has imposed countermeasures against “unfriendly” states and individuals and entities of such states. Such sanctions and countermeasures have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components. Geopolitical events, including the escalation or expansion of hostilities in the conflict in Ukraine, may lead to further trade restrictions and instability across Europe and worldwide.

In addition, the imposition of tariffs on certain imported products by the U.S. and subsidies provided to U.S. companies have triggered retaliatory actions or threats of retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war”. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Others are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials.

The above geopolitical and trade uncertainty and tensions have resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to the availability and cost of certain raw materials, including steel and titanium used for aircraft and spare parts it purchases and jet fuel. Sanctions, trade wars between certain countries or blocks of countries, or other governmental action, including retaliatory measures, related to tariffs or international trade agreements, could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, U.K., U.S. or world economy or certain sectors thereof and, in turn, Ryanair’s business and financial results.

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause of the cancellation or delay, i.e., whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 KM – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance”, including meals, drinks, and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been narrowing the definition of the term “extraordinary circumstances”, thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that “wildcat” strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. In March 2021, in the Airhelp v SAS proceedings, the Court of Justice of the EU effectively imposed strict liability on airlines to pay compensation where flights are canceled or delayed for three hours or more on arrival due to strikes by airline staff.  In addition, in December 2021, in joined cases (including Azurair, Corendon Airlines, Eurowings, Austrian Airlines and Laudamotion), the Court of Justice of the EU found that compensation is also payable for schedule changes made without sufficient notice which result in an earlier departure of one hour or more or a later departure of three hours or more unless due to ‘extraordinary circumstances’.  See “—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

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

Similar passenger rights are provided in the U.K. under the Air Passenger Rights and Air Travel Organizers’ Licensing (Amendment) (EU Exit) Regulations 2019 (“U.K.261”) and in Israel under the Aviation Services Law (“ASL”).

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

In addition to safety concerns, a significant increase in consumer concern regarding climate change could also lead to a reluctance to fly and could therefore have an adverse effect on Ryanair’s financial condition and results of operations.

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

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 43% of total operating expenses in fiscal year 2023 and approximately 33% in fiscal year 2022, management anticipates that these percentages may vary significantly in future years. See “—Changes in fuel costs and availability affect the Company’s results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company faces significant price and other pressures in a highly competitive environment” above.

Safety-related undertakings could affect the Company’s results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related modifications and/or procedures on their aircraft. In recent years, the FAA and EASA have required a number of such modifications and/or procedures with regard to Boeing 737 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pitot system heating, CFM fan blade nondestructive testing (NDT) on certain production CFM-56 engines, fuel tank boost pump electrical arcing protection, the European Commission’s Datalink mandate and changes implemented following the grounding of the Boeing 737-MAX-8 aircraft due to safety concerns in March 2019 (the delivery of Boeing 737-8200 aircraft ordered from Boeing was delayed until June 2021 as a result of these changes). Ryanair’s policy is to implement any required safety procedures in accordance with FAA and EASA guidance and to perform such procedures in close collaboration with Boeing.

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

State Aid to the Company’s competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments chose to support their flag carrier airlines with State Aid through recapitalizations, loans, loan guarantees and other measures. As at June 30, 2023, the European Commission has authorized over €40bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law and has challenged several of the European Commission’s aid approvals in the General Court. The General Court overturned the European Commission’s approvals in three cases (KLM, Condor and TAP); however, the European Commission subsequently re-approved the same or similar quantum of aid to each of these airlines. The General Court upheld the European Commission’s approvals in other cases, some of which Ryanair has appealed to the European Court of Justice. The result of these appeals is uncertain. First judgments from the European Court of Justice are likely in 2023. In May 2023, the General Court allowed Ryanair’s appeals of State aid through recapitalization to Lufthansa (from Germany) and SAS (from Sweden and Denmark), and an Italian State aid scheme limited to Italian licensed airlines. The European Commission is required to take new decisions in each of these cases and may re-approve the aid.  The European Commission, relevant EU Member State, or relevant airline may also appeal the General Court judgments to the European Court of Justice.   Ryanair’s competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company’s business and operations.

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

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, or speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within 21 days, (or such longer period as the Directors may consider reasonable). The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADRs as part of its general authority to repurchase up to 10% of the issued share capital in the Company. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on Ordinary Share purchases by non-EU nationals.

As a result of Brexit, with effect from January 1, 2021 U.K. nationals ceased to qualify as EU nationals. Consequently, as of that date, the 2002 ban on the purchase of Ordinary Shares by non-EU nationals has applied to U.K. nationals also. In addition, in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including U.K. nationals) are, as of January 1, 2021, treated as “Restricted Shares”. Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares shall not be entitled to attend, speak at or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles.  U.K. nationals are not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008.

Holders of Ordinary Shares are currently unable to convert those shares into ADRs. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York Mellon, the depositary for its ADR program (the “Depositary”), to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also “—EU rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals, and the Company has applied a ban on the purchase of Ordinary Shares by Non-EU Nationals (which since January 1, 2021 includes U.K. nationals) since 2002”.

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

Increased costs for possible future ADR and share repurchases. As the ADRs have historically traded on the NASDAQ Stock Market (“NASDAQ”) at a premium compared to Ordinary Shares, the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since fiscal year 2008 the Company has repurchased shares as follows:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2018	322.7	3,384.9
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
2022	—	—
2023	—	—
Period through July 21, 2023	—	—
Total	407.7	4,525.9

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

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Designated Activity Company (“DAC”) (previously called Ryanair Limited). The latter operates a low fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In fiscal year 2019, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), and acquired Lauda (a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair U.K. (with a U.K. AOC).  In fiscal year 2020, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair U.K. are wholly owned airlines within the Ryanair Group. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the Company.  As of June 30, 2023, the Ryanair Group had a principal fleet of 530 Boeing 737 aircraft and 28 Airbus A320 aircraft. As of July 21, 2023, the Group offered over 3,000 short-haul flights per day serving approximately 230 airports across Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit after taxation of €1,314m in fiscal year 2023, as compared with a loss of €241m in fiscal year 2022. The movement was primarily attributable to a 74% increase in traffic at higher average fares (due to continued recovery from the Covid-19 pandemic) and favorable jet fuel hedges. Ryanair generated an average booked passenger load factor of approximately 93% in fiscal year 2023, compared to 82% in fiscal year 2022 and total revenue increased by 124% to €10.78bn, up from €4.80bn in fiscal year 2022.

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. Fiscal year 2023 scheduled revenue grew over 160% to €6.93bn. Following a disappointing Q1 (when traffic was badly impacted by Russia’s invasion of Ukraine in February 2022), strong travel demand through the remainder of the year saw traffic rise 74% at higher fares. Total pre-exceptional operating costs rose 75% to €9.20bn, driven by higher fuel costs (offset by favorable fuel hedges and improved fuel burn as more Boeing 737-8200 “Gamechangers” entered the fleet), crew pay restoration and 74% traffic growth. Ex-fuel operating costs rose 54%, which was well below traffic growth, and unit costs (ex-fuel) were €31. Fuel hedging contributed significantly to the final fiscal year 2023 profit outcome, saving the Group over €1.4bn.

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

STRATEGY

Ryanair’s objective is to establish itself as Europe’s largest scheduled passenger airline group in a disciplined and sustainable manner, through continued improvements and expanded offerings of its low-fares service. Ryanair offers low fares that generate increased passenger traffic while maintaining a continuous focus on cost- containment and operating efficiencies. The key elements of Ryanair’s long-term strategy are:

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

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. Ryanair delivers industry leading punctuality and cancelled significantly less flights this year (less than 1%) compared to its peer group. Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. During fiscal year 2022, Ryanair became the first in the industry to launch a “Day of Travel” assistant in the Ryanair app informing passengers about such things as allocated gate, time through security, bag drop and pick up and, importantly, keeping them up to date with messages and videos in relation to any delay incurred. This feature in the app has supported our endeavors to keep customers informed at every stage of their journey.

Ryanair has an ongoing commitment to improving customer satisfaction across the customer journey and this is measured by regular post flight customer satisfaction (“CSAT”) surveys and online “mystery-passenger” checks. Every passenger who flies with Ryanair can rate their flying experience. Last year, thanks to Ryanair’s strong Summer 2022 operational resilience, the Group’s CSAT score was over 85%, with “crew friendliness” the top score (rated over 95%).

Ryanair continued the success of the “We’re Listening” initiative launched in 2021 by recruiting 12 new panelists to the Ryanair Customer Panel (representing 10 countries). The first Customer Panel workshop was in Dublin in September 2022 with a follow up in Madrid in May 2023. These events help Ryanair to evaluate the new technology it plans to launch and informs management on improvements they need to make to the website, mobile applications and customer communications. In fiscal year 2023, Ryanair improved the performance of our Help Center, launched 40% more content in our FAQ’s, enhanced the search functionality and greatly improved disruptions communications on the day of travel.

In fiscal year 2023, 3m passengers travelling with Ryanair required additional assistance. Ryanair officially recognises the Hidden Disabilities sunflower symbol and the benefits it brings to our customers and all our inflight and ground operations staff are trained to provide an additional level of support to the travelling passengers wearing the symbol.  We are also working with various consumer agencies in U.K./Ireland, Spain, and Italy on improving pre-booking assistance for persons with reduced mobility.

For those passengers that have difficulty accessing our website, we operate voice recognition software in partnership with ‘Amazon Alexa’. Customer who are sight impaired or who cannot use a keyboard or phone pad can access the Ryanair Help Centre by simply asking Alexa. Alexa will relay to customers and web/app users all the relevant information contained in our Help Centre.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short- haul routes. In fiscal year 2023, Ryanair flew an average route length of approximately 766 miles and an average flight duration of approximately 2.2 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service”, for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group’s operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline group: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly Boeing 737s. The operation of primarily a single aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are favorable to Ryanair. The strength of Ryanair’s balance sheet and cashflows also enables the Group to lease aircraft at competitive rates (such as the 28 A320s leased by Lauda). See “—Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings (see “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” above) and can raise inexpensive unsecured debt in the capital markets. The Company also finances aircraft from its strong cashflows.

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

(iii) Customer Service Costs. Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the Always Getting Better (“AGB”) customer experience program launched in 2013, the Company has broadened its distribution base by making Ryanair’s fares available to Travelport (trading as Galileo and Worldspan), Amadeus and Sabre at nominal cost to the Company. Direct sales via the Ryanair website and mobile app continues to be the prime generator of scheduled passenger revenues.

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. The Ryanair Group’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports. Since the launch of AGB (2013), the Company has accessed more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger’s journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. Ryanair also charges a checked-bag fee, which is payable on the Internet at the time of booking or post booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling and CO2 costs. See “Item 3. Key information—Risks related to the Company—The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities.”

Taking advantage of digital platforms. Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to November 2027. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional discretionary products on day of travel (e.g. checked bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website with the key features being personalization, a “My Ryanair” account, easier booking flow and more content. These features make Ryanair’s website faster, intuitive and fully responsive for mobile devices. The “My Ryanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My Ryanair” is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety. Safety is the primary priority of Ryanair. This commitment begins with the hiring and training of Ryanair’s pilots, cabin crew, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 38-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 and U.K. CAA approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes travel insurance, fast track services, parking and airport transfers, and accommodation services through its website and mobile app. Ryanair also offers car hire services via a contract with RentalCars. Ancillary revenues accounted for approximately 36% of Ryanair’s total operating revenues in fiscal year 2023 and approximately 45% of Ryanair’s total operating revenues in fiscal year 2022. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2023 Compared with Fiscal Year 2022—Ancillary Revenues” for additional information.

Focused criteria for growth. Ryanair believes it will have opportunities for continued growth by: (i) using fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers or where competitor traffic capacity has not returned following the Covid-19 pandemic; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries and the U.K.; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to market challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 pandemic outbreak and the continued war in Ukraine). The Company has aimed to meet these challenges by: (i) grounding aircraft during the winter season; (ii) controlling costs and liquidity; (iii) renegotiating contracts with existing suppliers, airports and handling companies and (iv) flexibly reallocating capacity to new markets. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key information—Risk factors—Risks related to the Company—Changes in fuel costs and availability affect the Company’s results” and “— The Company may not be successful in increasing fares to cover rising business costs.” In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key information—Risk factors—Risks related to the Company—Ryanair has seasonally grounded aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 21, 2023, the Company offered over 3,000 daily scheduled short-haul flights serving approximately 230 airports largely throughout Europe, the Middle East and North Africa. The following table lists Ryanair’s 91 operating bases:

Operating Bases

Agadir	Frankfurt (Hahn)	Paris (Beauvais)
Alicante	Gdansk	Pescara
Athens	Girona	Pisa
Baden-Baden	Gothenburg	Ponta Delgada
Barcelona (El Prat)	Ibiza	Porto
Bari	Katowice	Poznan
Belfast International	Kaunas	Prague
Berlin (Brandenburg)	Krakow	Prestwick
Billund	Lamezia	Riga
Birmingham	Lanzarote	Rome (Ciampino)
Bologna	Leeds Bradford	Rome (Fiumicino)
Bordeaux	Lisbon	Santiago
Bournemouth	Liverpool	Seville
Bratislava	London (Luton)	Shannon
Brindisi	London (Stansted)	Sofia
Bristol	Madeira	Stockholm (Arlanda)
Brussels (Charleroi)	Madrid	Tenerife South
Bucharest	Malaga	Thessaloniki
Budapest	Malta	Toulouse
Cagliari	Manchester	Turin
Catania	Marrakesh	Valencia
Chania	Marseille	Venice (Marco Polo)
Cologne	Memmingen	Venice (Treviso)
Corfu	Milan (Bergamo)	Vienna
Cork	Milan (Malpensa)	Vilnius
Dublin	Naples	Warsaw (Modlin)
Dusseldorf (Weeze)	Newcastle	Wroclaw
East Midlands	Nuremberg	Zadar
Edinburgh	Palermo	Zagreb
Faro	Palma de Mallorca
Fez	Paphos

See Note 16, “Analysis of operating revenues and segmental analysis” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

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

During fiscal year 2023, the Ryanair Group opened 5 new bases and approximately 300 new routes across its network. See “Item 3. Key information—Risk factors— Risks related to the Company—Ryanair’s new routes and expanded operations may have an adverse financial impact on its results.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great care. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses online advertising, email marketing and social media to drive awareness. Social media gives Ryanair access to reach a weekly audience of over 50m people free of charge.

Other marketing activities include cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly. Due to Ryanair’s long standing online distribution policy, the majority of such reservations and purchases are made through the website Ryanair.com, although a significant number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents. Over the last year, Ryanair has continued to encourage passengers to book direct and we introduced a new verified seal on all legitimate Ryanair platforms so that passengers know they are booking on a legitimate platform.

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

The Company has agreements with the GDS’s Travelport (which operates the Galileo and Worldspan GDS) and Sabre. Since May 2023, Amadeus also has access to Ryanair’s inventory, allowing Ryanair to integrate with corporate booking systems. Ryanair’s fares (except for some promotional fare categories) are currently distributed on the GDS’s systems but are not available for re-sale on any other online platform, other than Ryanair.com.

AIRCRAFT

Boeing Aircraft

As of June 30, 2023, the Company had a fleet of 530 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair U.K. The fleet includes 119 Boeing 737-8200 aircraft, each having 197 seats, and Boeing 737-800 “next generation” (“NG”) aircraft, each having 189 seats.

Between March 1999 and March 2023, Ryanair took delivery of 531 new Boeing 737NG aircraft, 1 Boeing 737-700 aircraft and 98 new Boeing 737-8200s under its contracts with Boeing and disposed of 122 Boeing 737NG aircraft, including 77 lease hand-backs. In the period April 2023 to June 2023, Ryanair took delivery of 21 new Boeing 737-8200 aircraft.

Under the terms of the 2014 Boeing Contract, which was repriced in December 2020, Ryanair agreed to purchase 210 new Boeing 737-8200 “Gamechanger” aircraft delivering between fiscal years 2022 and 2025 inclusive. Deliveries commenced in June 2021. The new aircraft will be used on new and existing routes to grow the Ryanair Group’s business.

The Boeing 737-8200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight (4%) more seats than Ryanair’s existing Boeing 737-800NG 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-8200 series aircraft under the 2014 Boeing Contract is approximately U.S.$102.5m. Net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, the value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn.

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

The Boeing 737NGs are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-8200s are fitted with CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, should reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737NGs in Ryanair’s configuration and reduce operational noise emissions by approximately 40%.

For additional information, please see “Item 3—Key information—Risk factors—Risks related to the Company—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier was unable to provide additional equipment or support”.

At March 31, 2023, the average aircraft age of the Company’s Boeing 737 fleet was approximately 9 years.

Airbus Aircraft

As of June 30, 2023, the Company had a fleet of 28 leased Airbus A320 aircraft (2022: 29). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2023, the average aircraft age of the Company’s leased Airbus A320 fleet was approximately 15.9 years.

Summary

The Company expects to have an operating fleet comprising approximately 640 narrow-body aircraft at March 31, 2026, depending on the level of lease hand-backs and aircraft disposals.

In May 2023, Ryanair signed an agreement to purchase 300 new Boeing 737-MAX-10 aircraft (150 firm orders and 150 options), which is subject to shareholder approval at the Company’s AGM on September 14, 2023. These fuel-efficient aircraft have 228 seats and phased deliveries between 2027 and 2033. It is expected that up to 50% of the order will be used to replace older Boeing 737NG aircraft, while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by 2034.

Training and Regulatory Compliance

At March 31, 2023 Ryanair owned and operated 10 Boeing 737-800NG, 6 Boeing 737-8200 and 1 A320 full flight simulators for pilot training. The simulators were purchased from CAE Inc of Quebec, Canada (“CAE”). In addition, Ryanair currently owns and operates 9 state of the art, fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. In autumn 2021, Ryanair, in partnership with Aviation Flight Academy (“AFA”), opened a new, state of the art, training center in Dublin which includes both Boeing 737-8200 and A320 full flight simulators, and a full Boeing 737 Cabin Trainer. At the end of 2021, Ryanair agreed to purchase an additional 8 (6 confirmed and 2 options) full flight simulators from CAE, and 1 fixed based simulator from MPS. In fiscal year 2023, Ryanair took delivery of 3 Boeing 737-8200 full flight simulators and the new fixed based simulator. In fiscal year 2024, Ryanair will take delivery of 1 Boeing 737-8200 full flight simulator into the Bergamo Training Centre, with no further deliveries planned in fiscal year 2024. Per the purchase agreement, this leaves a balance of 4 full flight simulators (2 confirmed and 2 options).

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or applicable EU and U.K. directives that may come into effect in the future. However, there can be no assurance that the FAA, EASA, the U.K. CAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-8200. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—Safety-related undertakings could affect the Company’s results.”

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

EASA, came into being on September 28, 2003 through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities” below.

Post Brexit, with the U.K. leaving EASA, aircraft registered in the U.K. are managed in accordance with the U.K. equivalent regulations.

Ryanair Engineering and Safety & Compliance department manage the Continuing Airworthiness of the Group fleet in accordance with Commission Regulation (EU) No. 1321/2014 of 26 November 2014 - Continuing Airworthiness and U.K. Reg. (EU) 1321/2014 - the U.K. Continuing Airworthiness regulation. Each Group Airline holds applicable approval with their respective National Airworthiness Authority (IAA Ireland, TMCAD Malta, Polish CAA and U.K. CAA), providing robust oversight of all maintenance activities.

Maintenance activities are undertaken in accordance with EASA and U.K. Part 145 as applicable, by Ryanair DAC under IAA approval and approved contracted providers.

Ryanair is approved to deliver maintenance type training courses under EASA and U.K. Part 147 approvals, with 3 approved training sites located across the Ryanair network, in London Stansted, Glasgow Prestwick, and Seville Spain.

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin (+4 bays to 6 in 2025), London (Stansted), Madrid (+2 bays to 3 in 2025), Vienna and Bergamo (+2 to 5 bays in 2023) and Malta (+1 bay 2023) facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft. Ryanair also plans to open a new 2 bay hangar in Oporto Portugal in 2025. Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilizing a Ryanair associated Part 145 approval/organization for heavy maintenance with a seasonal use of third-party maintenance repair and overhaul (the “MRO”) facilities. Ryanair operates a 6 bay hangar facility at its base at Glasgow (Prestwick) in Scotland. In addition, Ryanair has hangar facilities in Kaunas, Lithuania (+2 bays to 4 in 2023), Wroclaw, Poland (+2 bays to 4 in 2023), Hahn, Shannon (+3 bays 2023), and Seville (Spain) which are used for C-check maintenance activities. Ryanair plans to grow in Berlin to 3 bays by 2025 and will continue to look for opportunities to invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the increased fleet size.

Ryanair has a 5 bay hangar and stores facility at its London (Stansted) airport base enabling Ryanair to carry out line maintenance on its expanding fleet. This facility has flight simulators, fixed base simulators and the associated training rooms. Ryanair in partnership with AFA has developed a separate training facility adjacent to the hangar to accommodate a full-size Boeing 737NG training aircraft to allow for cabin crew and engineering training. Ryanair has simulators in its East Midlands facility (both full flight and fixed based). Ryanair operates a 2 bay hangar in Vienna to maintain a mix of Airbus and Boeing aircraft and, in autumn 2021, opened a new pilot and cabin crew training facility in Dublin which accommodates both Boeing and Airbus full flight simulators to meet the increased training needs of the Group. Ryanair has a 30-year sole tenancy agreement with Frankfurt (Hahn) airport where it maintains a 2 bay hangar and stores facility. This facility allows Ryanair to carry out 2-year base maintenance checks. Ryanair has also built a technological center of excellence in Bergamo with full flight simulators, a fixed base simulator and a full-size Boeing 737NG training aircraft to allow for pilot, engineering, and cabin crew training. Ryanair currently plans to develop further training facilities over the coming years to manage fleet growth.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for airframe, engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its current maintenance facilities. See “Item 3. Key Information — Risk Factors — Risks Related to the Company — The Group Is dependent on external service providers”.

Ryanair contracts out engine overhaul service for its Boeing 737-800NG aircraft to CFM under a ten-year agreement to December 2027, with an option for extension. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800NG aircraft, the repair of parts, and general technical support for the fleet of engines. CFM uses its EASA Part 145-approved repair facilities in Cardiff (Wales), Celma (Brazil), Paris (France), Kuala Lumpur (Malaysia), Queretaro (Mexico) and Safran Aero (Morocco). By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its engine maintenance. CFM LEAP-1B Engines installed on the Boeing 737-8200 aircraft are subject to warranty by CFM. Any required repairs/overhauls subject to this warranty will be accomplished by CFM at its EASA Part 145-approved repair facilities. Engine maintenance providers are also monitored closely by the national authorities under EASA and national regulations. Ryanair trained engineering staff with both Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft to the Ryanair fleet.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 38-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment, and its adoption of internal, open and confidential reporting system for safety and security matters. The Company’s Board of Directors also has a Safety & Security Committee to review and discuss air safety and security performance. Members of the Committee include Non-Executive Directors, Mike O’Brien, Eamonn Brennan (from July 2023) and Ryanair’s Chief Risk Officer, Carol Sharkey. The Accountable Managers of each of the Ryanair Group Airlines and nominated persons are invited to attend. Mr. O’Brien and Ms. Sharkey report to the Board of Directors each quarter.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (“TEM”) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved/accepted by the relevant National Competent Aviation Authority, (including the IAA, TMCAD Malta, the Polish CAA and the U.K. CAA) which regularly audits operations standards and flight crew training standards for compliance with EU and U.K. legislation. All Boeing 737s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management encourages flight crews to report any safety-related issues through the Air Safety Report (“ASR”) reporting program, which is available online. Also available to crew is Ryanair’s Confidential Reporting System (“RCRS”) which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that they do not wish to report through standard reporting channels. Management uses the de-identified information reported through all reporting channels to modify operating procedures and improve flight operations standards as necessary. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the U.K. CAA as an alternative confidential reporting channel.

Ryanair has installed an automatic data capturing system on each of its Boeing 737 and Airbus A320 aircraft. This system captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring (“OFDM”) which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational performance and trends and identify any instance of an operational limit being exceeded. By analyzing this information, management can identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own ground services, aircraft handling and passenger services either directly or through self-handling partners at Dublin, Stansted, Spain, Portugal and the majority of our Polish airports. All other airport handling is provided through the airport authorities, either directly through sub-contractors or the airport themselves at airports Ryanair serves. Ground operations work to obtain the most competitive handling rates for ground, aircraft and passenger services across our network by negotiating multiyear deals with growth or efficiency incentives where possible to lock in long term costs. Self-handling gives Ryanair the option under European regulations to handle its own aircraft and passenger services where we cannot obtain competitive rates or quality handling services at each airport. These contracts are generally scheduled to expire in one to five years, unless renewed. Ryanair will need to enter into similar agreements in any new markets it may enter. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Group is dependent on external service providers.”

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

FUEL

The cost of jet fuel accounted for approximately 43% and 33% of Ryanair’s total operating expenses in the fiscal years ended 2023 and 2022 respectively. In each case, this accounts for costs after giving effect to the Company’s fuel hedging activities but excludes de-icing costs, which accounted for approximately 0.8% and 1.1% of total fuel costs in the fiscal years ended 2023 and 2022 respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair typically enters into arrangements providing for significant protection against fluctuations in fuel prices, through both forward contracts and call options covering periods of up to 12 to 18 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in fiscal year 2021 due to European Governments response to the spread of Covid-19, forward contracts may become ineffective for hedge accounting purposes. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2023 Compared with Fiscal Year 2022—Fuel and Oil.”

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors’ and officers’ liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described in “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and may again in the future have, a material adverse impact on the Company’s business, results of operations, financial conditions and liquidity and “—Risks Related to the Airline Industry—Extreme weather events could affect the Company and have a material adverse effect on the Company’s results of operations.”

The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks and the war in Ukraine. Ryanair’s insurers have indicated that the scope of the Company’s current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage.

Ryanair has established Aviation Insurance Limited (“AIL”), a wholly owned captive insurance company subsidiary based in Malta, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately U.S.$15m.

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

Trademarks owned by the Ryanair Group include:

●	European Union (Word) Trademark registration number 18569159 comprised of the word “Ryanair” in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification), and equivalent U.K. trademark number W00000001638372, protected until November 10, 2031.
●	European Union (Figurative) Trademark registration number 000338301 comprising the following graphic representation:

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

●	European Union (Word) Trademark registration number 18018637 comprised of the word “BUZZAIR” in classes 12, 16, 35, 36, 37, 38, 39 and 43 (Nice Classification) and equivalent U.K. trademark number UK00003680696, protected until August 12, 2031.
●	United Kingdom (Word) Trademark registration number UK00003247027 comprised of the word “Buzz About” in class 39 (Nice Classification), protected until July 29, 2027.
●	European Union (Word) Trademark registration number 18018642 comprised of the word “BUZZ” in classes 12, 16, 35, 36, 37, 38, 39 and 43 (Nice Classification) and equivalent U.K. trademark number UK00003680711, protected until August 12, 2031.
●	European Union (Figurative) Trademark registration number 018409229 comprising the following graphic representation in classes 12, 35, 36, 39, 41, 43 (Nice Classification) and classes 04.01.03, 22.01.16, 24.17.20 (Vienna Classification) protected until February 26, 2031 and equivalent U.K. trademark number WO0000001606144, protected until April 26, 2031.

●	European Union (Word) Trademark registration number 18409226 comprising the following graphic representation in classes 12, 35, 36, 39, 41, 43 (Nice Classification) and classes 04.01.03 and 24.17.20 (Vienna Classification) protected until February 26, 2031 and equivalent U.K. trademark number 1606352, protected until April 26, 2031.

●	European Union (Combined) Trademark registration number 18569161 comprising the following graphic representation in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and class 24.11.25 (Vienna Classification) protected until September 30, 2031 and equivalent U.K. trademark number 1640512, protected until November 11, 2031.

●	European Union (Figurative) Trademark registration number 18569162 comprising the following graphic representation in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and class 24.11.25 (Vienna Classification) protected until September 30, 2031 and equivalent U.K. trademark number W00000001638371, protected until November 10, 2031.

●	European Union (Word) Trademark registration number 186977725 comprised of the word “MALTA AIR” in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification), and equivalent U.K. trademark number W00000003784471, protected until May 5, 2032.

●	European Union (Figurative) Trademark registration number 186977728 comprising the following graphic representation in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and classes 24.13.4, 25.7.8, 26.3.4, 26.4.4, 26.4.5 and 29.1.1 (Vienna Classification) protected until May 5, 2032.

●	European Union (Logo) Trademark registration number 18723238 comprising the following graphic representation in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and classes 27.5.21 and 27.99.12 (Vienna Classification) protected until June 27, 2032 and equivalent U.K. trademark number UK00003803577, protected until June 27, 2032.

●	European Union (Word) Trademark registration number 11220721 comprised of the word “Getaway Café” in classes 29, 30, 32, 33 and 43 (Nice Classification), and equivalent U.K. trademark number UK00911220721, protected until September 27, 2032.

THE ENVIRONMENT

Ryanair’s Environmental Policy commits the Group to what the Board and management believe are ambitious future environmental targets, building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow the Group to continue to lower CO2 emissions and noise pollution.

Ryanair’s Environmental Strategy illustrates Ryanair’s commitment to managing its impact on the environment, with key targets and achievements including:

Targets

●	Achieving net carbon zero by 2050, as set out in Ryanair’s 2023 “Aviation with Purpose” Sustainability Report;
●	Reduce CO2 per passenger/kilometer to c.50 grams by 2031;
●	Power 12.5% of our flights with Sustainable Aviation Fuel (SAF) by 2030;
●	Improve the Group’s CDP climate protection rating to any “A” Rating from “B“; and
●	We have a goal to be 100% single use plastic free by 2025. To date, we are ahead of our 5-year target, having introduced recyclable plastics on over 80% of our product lines.

Achievements

●	Becoming the first Airline Group to publish its CO2 statistics monthly;
●	Investing billions of euro in new fuel and noise efficient aircraft;
●	Commercial SAF partnership with Neste, OMV, Shell and Repsol;
●	Top rated European airline by ESG risk rating agency (Sustainalytics), rated BBB by MSCI and B by CDP;
●	Partnered with Trinity College Dublin to launch a Sustainable Aviation Research Centre;
●	Investment in Verified Carbon Standard (VCS) and Gold Standard carbon projects funded by our Voluntary Carbon Contribution scheme; and
●	Appointment of a Director of Sustainability, reporting at least quarterly to the Board and Audit Committee, to achieve ambitious environmental commitments.

Ryanair manages its impact on the environment and lowers CO2 emissions by operating one of the youngest fleets of any major European airline group, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

Climate Governance and Strategy

Ryanair’s Board has ultimate oversight and responsibility of the Group’s climate transition plan, strategy in achieving sustainability goals and climate-related risks and opportunities. The Board and Audit Committee receive quarterly updates on Ryanair’s climate related risks and performance from the Director of Sustainability & Finance and Group CFO.

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

The war in Ukraine has disrupted existing supply and demand patterns of the energy market. Despite this disruption, movements towards a cleaner energy system have continued through advancements in European Union policies, including the “Fit for 55 package” and “REPowerEU”. High fossil fuel prices, as seen since the war in Ukraine began, present an opportunity to operate more efficiently and build momentum in energy transition to sustainable aviation fuels and fleet renewal through the Group’s 210 “Gamechanger” aircraft order (and the Group’s 300 new Boeing 737-MAX-10 aircraft order under the 2023 Boeing Agreement).

In fiscal year 2022, the Ryanair Group published its Pathway to Net Zero – a detailed plan on how the Group aims to achieve its emissions reductions. This pathway forms a key pillar of our ongoing Group strategy. Emission reductions will come from:

●	32% technological and operational improvements;
●	34% Sustainable Aviation Fuel;
●	10% Single European Sky initiative; and
●	24% carbon offsetting.

The aviation industry conducted a feasibility study “Destination 2050” of reaching Net Zero emissions by 2050. This study demonstrates that reaching net zero emissions in aviation is possible. Key challenges are recognized in reaching these long-term goals (as detailed further in the below “Material transition risk related to climate change and consequences” section) most notably around the inability to obtain sufficient quantity of SAF.

Ryanair recognizes that transition risk costs will arise in connection with the climate change transition. The Group has a history, as demonstrated through its recent aircraft orders aircraft orders, in maintaining a young, fuel efficient fleet and any breakthrough in new technology engines, will be procured as part of ongoing fleet renewal. Additionally, while sustainable aviation fuels currently trade at a premium of 3x compared to normal jet kerosene, the long-term outlook is for price convergence and there are a number of policymaker decisions which are currently being reviewed which will aim to reduce the existing price divergence (e.g. government incentives to procure SAF, Emission Trading System reform legislation etc.).

Any and all firm commitments regarding climate change transition are recognized within respective going concern or impairment assessments. There are no material litigation risks related to climate change currently identified.

Material transition risks related to climate change and consequences

●	Inability to meet mandated SAF blending – could lead to increased cost for SAF or potential non-compliance penalties resulting in lower earnings.

Ryanair has bi-lateral agreements in place with a number of SAF suppliers. These agreements allow Ryanair access to SAF at key airport locations. These agreements are in place with Shell, OMV and Repsol. By using SAF, Greenhouse Gas (“GHG”) emissions will decrease which will reduce Emissions Trading Scheme (“ETS”) and Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) compliance costs.

●	Increased consumer concern about climate change could lead to a reluctance to fly.

By Ryanair positioning itself as a leader in the climate change agenda for aviation, there is an opportunity that passengers will switch to flying with Ryanair. There is an opportunity to enhance the Group reputation and brand value as a carbon efficient airline. With a fuel efficiency of 66grams of CO2 per pax/km, the Group is a leader in the industry for fuel efficiency where switching to Ryanair from a legacy carrier may reduce a passenger’s carbon footprint by up to 50%.

●	Costs to transition to lower emissions technology could result in higher capital expenditure and lower earnings

Ryanair has had a long-standing strategy for fleet modernization supported with strong cashflows and access to capital markets. Ryanair's current average fleet age is approximately 9 years.
New technologies will be more fuel efficient, delivering ongoing operational cost savings, an example is Ryanair’s decision to retrofit 409 Boeing 737-800NG aircraft with split scimitar winglets, which provide an emission reduction benefit of approximately 1.5%.

Material physical risks related to climate change and consequences

●	Increased severity of extreme weather events such as wild-fires, cyclones and floods could lead to operational disruption and potential revenue loss.

Group assets are highly mobile and can be moved and are therefore not subject to acute risks associated with coastal flooding or tropical cyclones.

●	Chronic physical risks such as higher average temperatures or flooding could potentially lead to lower performance due to cancelled flights or closed bases.

Weather conditions are closely monitored, with the Group flying predominantly intra-European routes which would be less affected by physical risks.

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

Ireland

Commission for Aviation Regulation. CAR is responsible for issuing operating licenses to air carriers registered in Ireland under EU Regulation 1008/2008. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. CAR has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules impose restrictions on the ownership of Ryanair Holdings’ ordinary shares by Non-EU nationals and the Company has applied a ban on the purchase of ordinary shares by Non-EU nationals since 2002” above.

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

To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair’s ability to continue to hold its AOC being subject to ongoing compliance with current and future applicable statutes, rules and regulations pertaining to the airline industry. Ryanair DAC’s current AOC (No. IE 07/94) was issued by the IAA on January 11, 2022.

Each aircraft operated by Ryanair DAC is required to have a Certificate of Airworthiness issued by the IAA. The validity of each Certificate of Airworthiness, and the Company’s Flight Operations Department, flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are each subject to periodic review and inspections by the IAA.

Under Ireland’s Air Navigation and Transport Act 2022, the air navigation service provision function of the IAA was transferred into a new corporate entity, AirNav Ireland, in May 2023, while the safety and security regulation functions of the IAA were retained within the IAA. The Act further provided for the dissolution of CAR and the merger of its functions and responsibilities with the IAA, creating a single regulator for the civil aviation sector in Ireland, covering safety, security, economic and consumer regulation.

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

The Company’s subsidiary, Malta Air, obtained an AOC (No. MT-57) and operating license (No. (CAD/MT-57) from the Maltese CAD on June 12, 2019.

The Company’s subsidiary, Lauda Europe, obtained an AOC (No. MT-62) and operating license (No. (CAD/MT-62) from the Maltese CAD on September 4, 2020.

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

The Company’s subsidiary Ryanair Sun S.A., operating as Buzz, obtained an AOC (No. PL-066) and operating license (No. ULC-LER-1/4000-0156/06/17) from the Polish CAA in April 2018.

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

The Company’s subsidiary, Ryanair U.K., obtained an AOC (No. GB 2451) and an operating license (OL/A/624) from the U.K. CAA on December 20, 2018.

U.K. Department for Transport. The U.K. DfT is responsible for implementation of certain EU and U.K. legislation and international standards relating to air transport.

European Union

The European Union Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level.

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

The European Union has adopted several legislative acts aimed at modernizing the EU’s air traffic control system, including the legislative package known as the “single European sky”, and its subsequent amendments “SES2” and “SES2+”. For example, EU Regulation 1070/09 (under “SES2”) focused on air traffic control performance, and extended the authority of EASA to include airports and air traffic management. The objective of the EU’s policy in this area is to enhance safety standards and the overall efficiency of air traffic control in Europe, as well as to reduce the cost of air traffic control services.

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

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, eleven of the thirteen Directors of Ryanair Holdings are citizens of Ireland. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be canceled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

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

Ryanair has been subject to an abuse-of-dominance investigation by the Irish Competition and Consumer Protection Commission in relation to service between Dublin and Cork. The Competition and Consumer Protection Commission (then known as the Competition Authority) closed its investigation in July 2009 with a finding in favor of Ryanair.

In December 2022, the Italian competition authority (the “AGCM”) launched an investigation into alleged illegal price coordination between airlines, including Ryanair, on routes between mainland Italy and Sicily during the Christmas period. The Company has strongly refuted this allegation and is engaging with the AGCM whose investigation will likely conclude in late 2023 or early 2024.

Certain operators of screenscraping websites (including Lastminute and On the Beach) have alleged in court proceedings that Ryanair’s objection to the unauthorized selling of its flight tickets by online travel agents to consumers is an attempt to restrict competition. Ryanair is vigorously defending such claims.

State Aid. EU law sets conditions on which State aid may be granted by EU member states to businesses. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of State aid to an airline is subject to challenge before the European Commission or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon.

Under the terms of the EU—U.K. TCA, the U.K. has introduced a new subsidy control regime in order to prevent distortions of competition between the U.K. and the EU.

See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging state aid at certain airports” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Data Protection

Ryanair’s processing of personal data is subject to increasingly complex data protection laws including the EU’s GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR is directly applicable across the member states of the European Union and an equivalent data protection regime operates in the U.K. post-Brexit (the European Commission has considered the U.K. regime to be adequate by way of the ‘adequacy decision’ adopted on June 28, 2021). The GDPR imposes strict obligations on companies which process personal data, including requirements to implement appropriate security measures to ensure that processing, storing, and transferring of personal data is done in accordance with the key data protection principles contained in the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data, such as the “right to be forgotten” (to be erased from the databases of organizations holding their personal data, including erased from third party providers’ databases, provided there are no legitimate grounds for retaining the personal data) and the right to “data portability” (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20m or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures to be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non-material damage) suffered in the event that the processing of their personal data is in breach of the GDPR’s requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair is subject to increasingly complex data protection laws and regulations”.

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

Company Facilities. The Company maintains facilities across its network, including engineering facilities at the airports in Dublin, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skavsta), Bergamo, Wroclaw, Kaunas, Seville, Madrid and Vienna. Planning permissions for Company facilities have been obtained in accordance with local requirements and management of noxious or potentially toxic substances as well as of waste removal is conducted in adherence to applicable local, national and EU regulations.

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. According to the Air Travel Carbon and Energy Efficiency Report published by Brighter Planet, Ryanair is the industry leader in terms of environmental efficiency, and the Company is constantly working towards improving its performance. Additionally, in December 2020, CDP awarded Ryanair a (first time) “B-” rating. This was upgraded to a “B” rating in December 2021, which included an “A” rating for environmental corporate governance. In December 2022, Ryanair retained its industry leading “B” rating.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” (“NG”) aircraft. The design of these aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. The Boeing 737-800NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737-800NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions. In fiscal year 2023, Ryanair began to retro-fit scimitar winglets on the Boeing 737-800NG fleet. This retro-fit program will further reduce fuel burn by approximately 1.5%.

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 “Gamechanger” aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brought the Company’s firm order to 210 Boeing 737-8200s with a total contract value of approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800NGs in Ryanair’s configuration and reduce operational noise emissions by approximately 40%. See “—Aircraft” above for details on Ryanair’s fleet plan.

In May 2023, Ryanair signed an agreement with Boeing to purchase up to 300 Boeing 737-MAX-10 aircraft (including 150 firm orders and 150 aircraft subject to option) for delivery between 2027 and 2033. This agreement is subject to Shareholder approval at the Company’s 2023 AGM. These aircraft have 228 seats and are fitted with CFM-LEAP-1B engines, which reduce fuel consumption by up to approximately 20% compared to the Boeing 737-800NG and reduce noise emissions by approximately 50%. It is expected that up to 50% of this order will replace older Boeing 737-800NG aircraft, while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by 2034.

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

●	operates with a high-seat density of 189 seats on the Boeing 737-800NGs and 197 on the Boeing 737-8200 aircraft. This is in contrast to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per passenger/kilometer flown. The Lauda Europe A320 fleet has a high density of 180 seats;
●	has reduced per passenger/Km emissions through high load factors (93% in fiscal year 2023);
●	better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;
●	provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
●	has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point to point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law de facto means that only 3 routes to Paris Orly airport (where the Company does not operate) are affected. The European Commission approved this law in December 2022. It entered into force on May 24, 2023 for a period of three years. Ryanair does not believe that any such measures can in fact make a significant contribution to reducing aviation’s environmental impact given that over half of all emissions from European aviation come from long-haul flights (which account for just a few percent of total European flights) and has argued that policy-makers should instead focus on measures that discourage connecting flights, the most environmentally inefficient form of air travel. A widespread introduction of bans on short haul flights could have a negative impact on the Company’s results and operations.

“Fit for 55”. We engage with European decision makers to support a fair green transition of the aviation sector. Among the measures included in the “Fit for 55” package, we welcomed the proposal to increase the use of SAF and engaged relevant stakeholders to stress the importance of using sustainable fuels to cut the sector’s carbon footprint. We have highlighted the limited environmental benefit and the harmful consequences for the EU economy and connectivity resulting from other elements of the package, e.g., a kerosene tax that applies only to intra-EU flights. In December 2022, the European Parliament, the Council of Europe and the European Commission reached a political agreement to apply the ETS exclusively to intra-EEA flights until at least 2027.

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU ETS as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial free CO2 allowances based on historical “revenue tonne kilometres” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation has a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth. The EU is planning to phase out the free CO2 allowances between 2024 and 2026, which will increase the cost of compliance by the Company with the ETS.

On January 1, 2021, a U.K. ETS replaced the U.K.’s participation in the EU ETS (in principle covering U.K. domestic flights and flights from the U.K. to the EU, while EU ETS still applies on flights from the EU to the U.K., regardless of the nationality of the operating carrier). This scheme contains many consistent features with the concurrent EU ETS. Airlines have been granted allowances under the scheme with a subsequent deduction in allocated free EU ETS allowances. These were distributed in proportion to U.K. ETS activity based on historical “revenue tonne kilometre”.

Carbon Offsetting. On October 6, 2016, the CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) agreement was signed between 191 ICAO countries. The CORSIA scheme uses market-based environmental policy instruments (carbon credits) to offset CO2 emissions above the 2019 levels, starting from 2021 to 2023, and above 85% of 2019 levels from 2024 to 2035. The scheme is voluntary for ICAO countries until 2026. As of June 2023, 115 out of 191 countries decided to participate.

Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU and U.K. Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2022, the Ryanair Group emitted 13.6m tCO2 (calendar 2021: 7.0m tCO2), which equates to 0.085 tCO2 (calendar 2021: 0.097) per passenger. During calendar 2021 travel restrictions imposed by governments during the Covid-19 pandemic significantly reduced global aviation traffic.

Aviation Taxes / Minimum Prices Proposals. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair remitted approximately €833m in various environmental taxes in fiscal year 2023 up from approximately €255m in fiscal year 2022 (and approximately €54m in fiscal year 2021). Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

As a company, Ryanair believes in free market competition and that aviation taxation distorts competition by favoring the less efficient flag carriers which generally have smaller and older aircraft, lower load factors, which offer connecting flights and operate primarily into congested airports, and which, as a result, have a much higher fuel burn per passenger. Furthermore, the introduction of a tax at a European level only, such as that proposed under the ETD, would distort competition between airlines operating solely within Europe and those operating also long-haul flights to and from Europe.

In 2020, certain politicians in Austria and Italy called for the introduction of minimum prices on airline tickets and/or a ban on prices lower than the sum of applicable government taxes and airport charges. While management believes that any such restriction of airlines’ commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company’s ability to attract the most price sensitive consumers.

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than 5m passengers per annum, and the airport with the highest passenger movement in each Member State, when setting airport charges, and provides for an appeals procedure for airlines in the event that they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure is effective or that it constrains those airports that are currently abusing their dominant position, in part because the legislation was transposed improperly in certain countries, such as Ireland and Spain, thereby depriving airlines of even the basic safeguards provided for in the Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

Slots

Currently, many of Ryanair Group’s airports have no “slot” allocation restrictions; however, a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law regulates the acquisition, transfer and loss of slots. Under EU Regulation No. 793/2004, slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot regulation, signaling the acceptance of secondary trading of airport slots between airlines. This was intended to allow more flexibility and mobility in the use of slots and further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots’ legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled, although the European Commission may issue a new proposal by Q4 2023. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the “80/20 use it or lose it” rule for the IATA summer season 2020 due to the Covid-19 crisis. The “80/20” rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. The suspension of the “80/20” rule has been phased out and restored from the IATA summer season 2023. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

The Polish Labor Code covers health and occupational safety issues. Under Article 184 of the Labor Code, compliance with provisions on health and occupational safety is monitored by the National Labor Inspectorate (“Państwowa Inspekcja Pracy”) and the National Sanitary Inspectorate (“Państwowa Inspekcja Sanitarna”).

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

From 1997 through June 30, 2023, the Ryanair Group launched service on more than 2,400 routes throughout Europe and also increased the frequency of service on a number of its principal routes. Ryanair has established 91 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. During fiscal years 2019 and 2020 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the U.K. (Ryanair U.K.), along with the acquisition of Lauda and Malta Air (both now based in Malta), to Ryanair DAC in Ireland. Ryanair has increased the number of booked passengers from approximately 5m in fiscal year 1999 to approximately 169m in fiscal year 2023. As of June 30, 2023, Ryanair had a principal fleet of 530 Boeing 737 (including 119 Boeing 737-8200 “Gamechangers”) aircraft and 28 Airbus A320 aircraft and serves approximately 230 airports.

Ryanair expects to have approximately 640 narrow-body aircraft in its operating fleet following the delivery of all of the Boeing 737-8200s currently on order over the next two years (rising to approximately 800 by 2034, subject to Shareholder approval of the 2023 Boeing Max-10 order at the Company’s 2023 AGM), subject to lease hand-backs and disposals over the period. See “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 1m passengers in 1991 to approximately 169m passengers in fiscal year 2023.

Total revenues increased from €4.80bn in fiscal year 2022 to €10.78bn in fiscal year 2023 primarily due to a 74% increase in traffic to approximately 169m passengers. Average fares in fiscal year 2023 were up 50% to €41 (approximately 10% ahead of pre-Covid-19 fares in fiscal year 2020). Ancillary revenues increased by 79% to €3.84bn due to the increase in traffic and a solid performance in discretionary products such as priority boarding, reserved seating and in-flight sales.

Ryanair’s total break-even load factor was 88% in fiscal year 2022 and 81% in fiscal year 2023. Ryanair recorded an operating loss of €340m in fiscal year 2022 and an operating profit of €1,443m in fiscal year 2023. The Company recorded a loss after tax of €241m in fiscal year 2022 and a profit after tax of €1,314m in fiscal year 2023.

Historical results are not predictive of future results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, fuel prices; the airline pricing environment in a period of increased competition; flight disruptions and other global economic impacts caused by the Covid-19 pandemic and the continued war in Ukraine; overall passenger traffic volume; the availability of new airports for expansion; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations; potential break-up of the Eurozone; Brexit; global inflation and supply chain pressures; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, the financial impact of the Covid-19 crisis and the Russian invasion of Ukraine on European economies. Ryanair expects its depreciation, staff, fuel and route charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by fuel oil producers, sanctions imposed on oil producers, geopolitical tensions affecting oil producing countries and the imposition of sustainable aviation fuel (SAF) mandates by the EU. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. In addition, the financing of new Boeing 737-8200 aircraft (and Boeing 737-MAX-10 aircraft if approved by Shareholders at the Company’s 2023 AGM) will increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and may again in the future have, a material adverse impact on the Company’s business, results of operations, financial condition and liquidity” and “—Risks related to the Airline Industry— The Company is substantially dependent on discretionary air travel.”

RECENT OPERATING RESULTS

The Company’s net profit for the quarter ended June 30, 2023 (the first quarter of the Company’s fiscal year 2024) was €663m as compared to a net profit of €188m for the corresponding period of the previous year. The Company recorded an operating profit of €711m in the first quarter of fiscal year 2024, having recorded an operating profit of €240m in the comparative quarter in fiscal year 2023. Total operating revenues increased from €2,602m in the first quarter of fiscal year 2023 to €3,649m in the first quarter of fiscal year 2024. Operating expenses increased from €2,362m in the first quarter of fiscal year 2023 to €2,938m in the first quarter of fiscal year 2024, driven primarily by variable costs as traffic increased from 45.5m to 50.4m passengers and higher jet fuel prices. The Company’s cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4.84bn at June 30, 2023 as compared with €4.68bn at March 31, 2023 and net cash increased to €0.98bn at June 30, 2023 compared to €0.56bn at March 31, 2023.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2023	2022	2021
Total revenues	100%	100%	100%
Scheduled revenues	64	55	63
Ancillary revenues	36	45	37
Total operating expenses	87	107	151
Fuel and oil	37	35	33
Airport and handling charges	12	17	18
Staff costs	11	14	29
Route charges	8	11	11
Depreciation	9	15	35
Marketing, distribution and other	6	9	12
Maintenance, materials and repairs	3	5	13
Operating profit/(loss)	13	(7)	(51)
Net finance expense	0	(2)	(17)
Profit/(loss) before tax	13	(9)	(68)
Tax (expense)/credit	(1)	4	6
Profit/(loss) after taxation	12	(5)	(62)

FISCAL YEAR 2023 COMPARED WITH FISCAL YEAR 2022

Profit/(loss) after taxation. Ryanair recorded a profit after taxation of €1,314m in fiscal year 2023, as compared with a loss after taxation of €241m in fiscal year 2022. This increase was primarily attributable to a 74% increase in traffic at higher average fares (due to the continued recovery from the Covid-19 pandemic) and favorable fuel hedging.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 161%, from €2,653m in fiscal year 2022 to €6,930m in fiscal year 2023, primarily reflecting a 74% increase in traffic to 169m passengers and a 50% increase in average fare to €41.

Scheduled passenger revenues accounted for 55% of Ryanair's total revenues in fiscal year 2022 and 64% in fiscal year 2023.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 79%, from €2,148m in fiscal year 2022 to €3,845m in fiscal year 2023. The overall increase in ancillary revenues was due to a 74% increase in traffic to 169m passengers and a solid performance in discretionary products such as priority boarding, reserved seating and in-flight sales.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 107% in fiscal year 2022 compared to 87% in fiscal year 2023. In absolute terms, total operating expenses increased by 82%, from €5,141m in fiscal year 2022 to €9,333m in fiscal year 2023, principally as a result of an increase in sectors flown, arising from the continued recovery from the Covid-19 pandemic throughout fiscal year 2023 and higher fuel costs. Airport and handling charges, staff costs, route charges, depreciation, marketing, distribution and other and maintenance, materials and repairs decreased as a percentage of total revenues due to higher load factors and increased flights. Fuel increased as a percentage of total revenues primarily due to higher jet fuel prices offset by favourable hedging and fuel burn savings on the new Boeing 737-8200 aircraft.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for fiscal years 2023 and 2022 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,
	2023	2022	% Change *
	€	€
Fuel and oil	23.88	17.51	(36)%
Airport and handling charges	7.36	8.38	12%
Staff costs	7.07	7.11	1%
Route charges	5.36	5.68	6%
Depreciation	5.48	7.41	26%
Marketing, distribution and other	4.00	4.24	6%
Maintenance, materials and repairs	2.22	2.63	16%
Total operating expenses	55.37	52.97	(5)%

* ”+” is favorable and “-“ is adverse year-on-year.

Fuel and oil. Ryanair's fuel and oil costs per passenger increased by 36%, while in absolute terms, these costs increased by 137% from €1,699m in fiscal year 2022 to €4,026m in fiscal year 2023, in each case after giving effect to the Group’s fuel hedging activities. The 137% increase reflected a 52% increase in sectors flown (arising from the continued recovery from the Covid-19 pandemic) and higher jet fuel prices offset by favourable hedging and fuel burn savings on the new Boeing 737-8200 aircraft. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and emissions trading costs (both EU and U.K). The average fuel price paid by Ryanair (calculated by dividing total fuel costs (including fueling and carbon charges and after giving effect to fuel hedging arrangements) by the number of U.S. gallons of fuel consumed) increased by 28% from €1.92 per U.S. gallon in fiscal year 2022 to €2.46 per U.S. gallon in fiscal year 2023.

Airport and handling charges. Ryanair's airport and handling charges per passenger decreased by 12% in fiscal year 2023 compared to fiscal year 2022. In absolute terms, airport and handling charges increased by 53%, from €813m in fiscal year 2022 to €1,241m in fiscal year 2023, broadly reflecting an increase in sectors flown.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased by 1% on a per passenger basis, while in absolute terms, these costs increased by 73%, from €690m in fiscal year 2022 to €1,191m in fiscal year 2023. The increase in absolute terms was primarily attributable to the larger fleet, the ramp up of activities, accelerated pay restoration during the year and the roll-off of Covid-19 payroll support schemes.

Route charges. Ryanair's route charges per passenger decreased by 6%. In absolute terms, route charges increased by 64%, from €551m in fiscal year 2022 to €904m in fiscal year 2023, ahead of the 52% increase in sectors, due to higher Eurocontrol and ATC rates (despite a degradation in the quality of services provided by ATC agencies during the year).

Depreciation. Ryanair's depreciation per passenger decreased by 26%, while in absolute terms these costs increased by 28% from €719m in fiscal year 2022 to €923m in fiscal year 2023. The increase was primarily attributable to higher amortisation resulting from higher aircraft utilisation (sectors up 52%) and the delivery of 37 new Boeing 737-8200 “Gamechanger” aircraft.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased by 6% on a per passenger basis in fiscal year 2023, while in absolute terms, these costs increased by 64%, from €411m in fiscal year 2022 to €674m in fiscal year 2023, with the overall increase reflecting higher activity (including increased in-flight sales and credit card transactions).

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, decreased by 16% on a per passenger basis, while in absolute terms these expenses increased by 46% from €256m in fiscal year 2022 to €374m in fiscal year 2023. The increase in absolute terms during the fiscal year was due to higher aircraft utilization.

Operating profit/(loss). As a result of the factors outlined above, an operating profit per passenger was recorded in fiscal year 2023 compared to an operating loss per passenger in fiscal year 2022.

Finance expense. Ryanair's interest and similar charges decreased by €14m, from €91m in fiscal year 2022 to €77m in fiscal year 2023 primarily due to lower average gross debt in the year.

Finance income. Ryanair’s interest income increased from zero in fiscal year 2022 to €42m in fiscal year 2023, primarily due to rising deposit interest rates and higher cash balances in fiscal year 2023.

Foreign exchange gains/(losses). Ryanair recorded foreign exchange gains of €34m in fiscal year 2023, and foreign exchange gains of €1m in fiscal year 2022, primarily due to the impact of euro exchange rates against U.S. dollar and U.K. pound sterling.

Taxation. The effective tax rate for fiscal year 2023 was approximately 9%, as compared to an effective tax rate of approximately 44% credit in fiscal year 2022, reflecting the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

FISCAL YEAR 2022 COMPARED WITH FISCAL YEAR 2021

A discussion of fiscal year 2022 compared with fiscal year 2021 is included in Ryanair’s 2022 Annual Report and Form 20-F.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

Please see Note 1 to the consolidated financial statements included in Item 18 for information on recently issued accounting standards and whether they are material to the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2023 and 2022 of €4,675m and €3,626m, respectively. The €1,049m increase in gross cash resources year on year reflects the increase in forward bookings, offset by capital expenditure of approximately €1,915m in fiscal year 2023 and the repayment of maturing debt.

The Company’s net cash inflow from operating activities in fiscal year 2023 amounted to €3,891m (fiscal year 2022 net cash inflow of €1,941m). The €1,950m increase in net cash flows from operating activities year on year primarily reflects the Company’s recovery from the Covid-19 travel restrictions.

During fiscal year 2023, Ryanair’s primary cash requirements have been for operating expenses, capital expenditures and payments on indebtedness. Cash generated from operations were the primary sources of cash inflows in fiscal year 2023. In fiscal year 2022, Ryanair’s primary cash requirements were for operating expenses, refunds in respect of cancelled services, capital expenditures and payments on indebtedness. Cash generated from operations and proceeds from a new long-term borrowing were the primary sources of cash inflows for fiscal year 2022.

The Company’s net cash outflow from investing activities in fiscal year 2023 totaled €1,901m, primarily reflecting 37 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance. The Company’s net cash outflow from investing activities in fiscal year 2022 totaled €1,414m, primarily reflecting 61 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance.

Net cash outflows from financing activities totaled €1,054m in fiscal year 2023, largely reflecting the repayment of the Group’s €850m (2015) Eurobond issued at a coupon of 1.125%. Net cash outflows from financing activities (inclusive of net foreign exchange differences) totaled €537m in fiscal year 2022, largely reflecting the repayment of the Group’s €850m (2014) Eurobond issued at a coupon of 1.875% and the £600m HMT and Bank of England CCFF, offset by the issuance of a senior unsecured €1,200m Eurobond at a coupon of 0.875% in May 2021.

Capital Expenditures. Capital Expenditures in fiscal years 2023 and 2022 were €1,915m and €1,182m respectively. Prior to fiscal year 2014, Ryanair funded a significant portion of its acquisition of new Boeing 737 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States (“Ex-Im Bank”). At March 31, 2023, Ryanair had a fleet of 509 Boeing 737 aircraft, 7 of which were funded by Ex-Im Bank-guaranteed financing. At March 31, 2023, approximately 99% of Ryanair’s Boeing 737s were unencumbered. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2024.

The following table sets forth the dates on which and the number of aircraft that will be delivered, returned and disposed by the Company. The table does not reflect the Boeing 737-MAX-10 aircraft ordered under the 2023 Boeing Agreement given the agreement was entered into after March 31, 2023 and the agreement is subject to shareholder approval at the Company’s AGM on September 14, 2023.

	At March 31,
Fiscal Year End	2023	2024	2025	2026	2027	2028	Total
Opening Fleet	500	537	611	645	644	644	500
Firm deliveries under 2014 Boeing Contract	37	75	37	—	—	—	149
Lease additions	1	—	—	—	—	—	1
A320 operating leases	(1)	(1)	(3)	(1)	—	(5)	(11)
Closing Fleet	537	611	645	644	644	639	639

Capital Resources. Ryanair’s debt (including current maturities) totaled €4,116m at March 31, 2023 and €5,077m at March 31, 2022, with the change being primarily attributable to the repayment of the Group’s €850m (2015) Eurobond issued at a coupon of 1.125%. Please see the table “Obligations Due by Period” on page 62 for more information on Ryanair’s long-term debt (including current maturities) and leases as of March 31, 2023. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

At March 31, 2023, 7 of the aircraft in Ryanair’s fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product (“Eximbond”). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with remaining maturities of up to 2 years in respect of all of its outstanding aircraft debt financing at March 31, 2023 and approximately 20% of total debt was floating rate at that date.

Ryanair’s ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB+ (stable outlook) credit rating from both Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €850m in 1.125% unsecured Eurobonds with an 8-year tenor in March 2015 (repaid in March 2023), issuance of €750m in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017, issuance of €850m in 2.875% unsecured Eurobonds with a 5-year tenor in September 2020 and €1,200m unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 7 aircraft delivered and remaining in the fleet as of March 31, 2023 rests with a number of United States special purpose vehicles (the “SPVs”). SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

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

Ryanair has a track record in securing finance for similar sized aircraft purchases. Of the 741 aircraft acquired under the 1998, 2002, 2003, 2005, 2013 and 2014 Boeing Contracts, 348 were financed with approximately 66% US Ex-Im Bank loan guarantees via the bank and capital markets (with 85% loan to value), approximately 24% through sales and operating leaseback financing, and approximately 10% through Japanese operating leases with call options (“JOLCOs”) and commercial debt. These sources of funding continue to be available to the Company. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Under the Aviation Sector Understanding which came into effect from January 1, 2013, the fees payable to Ex-Im Bank for the provision of loan guarantees significantly increased, thereby making it more expensive than more traditional forms of financing. As a result, Ryanair’s current intention is to finance the new aircraft obtained under the 2014 and 2023 Boeing Contracts through a combination of internally generated cash flows, debt financing from commercial banks, debt financing through the capital markets in a secured and unsecured manner, JOLCOs and sale and leasebacks. These forms of financing are generally accepted in the aviation industry and are currently widely available for companies who have the credit quality of Ryanair. Ryanair may periodically use Ex-Im Bank loan guarantees when appropriate. Ryanair intends to finance pre-delivery payments (“Aircraft Deposits”) to Boeing in respect of the new aircraft via internally generated cash flows similar to all previous Aircraft Deposit payments.

At March 31, 2023, Ryanair had 28 leased Airbus A320 aircraft in the Lauda Europe fleet and 1 leased Boeing 737 aircraft in the Ryanair DAC fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 29 leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments and, following the adoption of IFRS 16 are shown as lease liabilities on the Group’s balance sheet (with related right of use assets also recognized). 5 of these leases are due to mature in the next 2 years. These structures were originally accounted for as finance leases under IAS 17 and were initially recorded at fair value on the Group’s balance sheet.

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

Ryanair currently has a corporate rating of BBB+ (stable outlook) from both S&P and Fitch Ratings and a €6bn EMTN program. Ryanair issued €850m in unsecured Eurobonds with an 8-year tenor at a coupon of 1.125% in March 2015 (repaid in March 2023), €750m in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017, €850m in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020, and €1,200m in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €750m general corporate purposes unsecured term loan facility, with a syndicate of 10 banks. The facility had a cost of 0.75% per annum and a 5-year tenor. In May 2023, the loan was refinanced with an unsecured €750m syndicated revolving credit facility (at a lower margin) maturing in May 2028.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2023. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 22 to the consolidated financial statements included in Item 18.

The amounts listed under “Purchase Obligations” in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0839 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the delayed commencement of aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing contract. Under the terms of the 2014 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2023.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2023.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Debt (a)	3,910	1,057	808	2,045	—
Purchase Obligations (b)	4,342	2,895	1,447	—	—
Operating Lease Obligations	233	51	45	108	29
Future Interest Payments (c)	147	70	42	35	—
Total Contractual Obligations	8,632	4,073	2,342	2,188	29

(a)	For additional information on Ryanair’s debt obligations, see Note 11 to the consolidated financial statements included in Item 18.
(b)	This reflects the 112 firm aircraft ordered under the 2014 Boeing Contract (98 already delivered by the end of fiscal year 2023) assuming delivery of 75 aircraft in fiscal year 2024 and 37 in fiscal year 2025. For additional information on the Company’s purchase obligation, see Note 22 to the consolidated financial statements included in Item 18. The table does not reflect the Boeing 737-MAX-10 aircraft ordered under the 2023 Boeing Agreement given the agreement was entered into after March 31, 2023 and the agreement is subject to shareholder approval at the Company’s AGM on September 14, 2023.
(c)	In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company—Strategy—Responding to market challenges” and “Item 5. Operating and Financial Review and Prospects—Business Overview,” “—Results of Operations,” “—Liquidity and Capital Resources” above.

OFF-BALANCE SHEET TRANSACTIONS

The Company uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees. Details of these arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, results of operations, liquidity or capital resources are discussed below.

Guarantees. Ryanair Holdings has provided an aggregate of approximately €4.12bn (as at March 31, 2023) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract under which there was a total of 112 firm aircraft under order and yet to be delivered as at March 31, 2023 amounting to approximately U.S.$5.25bn at the standard list price of U.S.$102.5m (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of Ryanair Holdings and Ryanair as of July 21, 2023:

Name	Age	Positions
Stan McCarthy (b)(c)	65	Chairman & Director
Louise Phelan (b)(c)	56	Senior Independent Director
Eamonn Brennan (d)(e)	65	Director
Róisín Brennan (a)(d)	58	Director
Michael Cawley (b)(d)	69	Director
Emer Daly (a)	60	Director
Geoff Doherty (a)	52	Director
Elisabeth Köstinger (c)	44	Director
Howard Millar (b)(c)	62	Director
Dick Milliken (a)	72	Director
Anne Nolan (c)	63	Director
Mike O’Brien (e)	79	Director
Michael O’Leary (b)	62	Director & Group CEO

(a) Audit Committee.	(d) Remuneration Committee.
(b) Executive Committee.	(e) Safety & Security Committee.
(c) Nomination Committee.

Stan McCarthy was appointed as a Director of Ryanair in May 2017, Deputy Chairman in April 2019 and Chairman in June 2020. Mr. McCarthy was Chief Executive of Kerry Group plc from January 2008 until September 2017.  He joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. Stan is an investor, advisor and Board member of a small number of privately-owned companies in diverse industries. An active philanthropist in both Ireland and the U.S., he donates to various organizations in health, education and poverty reduction. He has dual Irish and U.S. citizenship.

Louise Phelan has served as a Director since December 2012 and was appointed Senior Independent Director (SID) in June 2020, having previously been Group CEO of the Phelan Energy Group, and former Vice President of PayPal (leading a global team in Continental Europe, Middle East and Africa).  Prior to that she spent 16 years with General Electric in various leadership roles. Louise is a member of the Top Level Appointments Committee (TLAC) for the office of An Taoiseach and recently joined the Board of Kingspan Group plc.  She is an Irish citizen.

Eamonn Brennan joined the Board in April 2023.  Mr Brennan was formerly Chief Executive of the Irish Aviation Authority, and more recently the Director General of Eurocontrol from 2018 to 2022. He is an Irish citizen.

Róisín Brennan has served as a Director since May 2018. She is a former Chief Executive of IBI Corporate Finance Ltd. where she had extensive experience advising Irish public companies. Róisín is currently a Non-Executive Director of Musgrave Group plc, Glanbia plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016 and Hibernia REIT plc from 2019 to 2022. She is an Irish Citizen.

Michael Cawley has served as a Director since September 2014. He previously worked with Ryanair for 17 years as Deputy CEO and COO until he retired in March 2014. Michael is a Non-Executive Director of Hostelworld Group plc, and a former Director of Flutter Entertainment plc. and Kingspan Group plc.  He is an Irish citizen.

Emer Daly has served as a Director since December 2017. She is currently Board Chairman at RSA Insurance Ireland DAC and a Non-Executive Director of Chetwood Financial Limited and RGA International Reinsurance Company DAC. Emer previously served as a Non-Executive Director of Permanent TSB Group plc and as a Director of Payzone plc. Prior to that, Emer held senior roles with PwC and AXA Insurance for over 20 years. She is an Irish citizen.

Geoff Doherty has served as a Director since October 2021. Mr. Doherty is the Group Chief Financial Officer, and an executive director of Kingspan Group plc. Prior to that, he was an executive director and Chief Financial Officer of Greencore Group plc. He is an Irish citizen.

Elisabeth Köstinger joined the Board in April 2023.  Ms. Köstinger is a former Austrian politician who was an MEP from 2009 to 2017, and subsequently served as Minister for Agriculture, Sustainability and Tourism in the Government of Chancellors Kurz, Schallenberg and Nehammer. Elisabeth retired from politics in 2022.  An Entrepreneur, she is also CEO of a private Austrian ESG-Fintech.  She is an Austrian citizen.

Howard Millar has served as a Director since August 2015.  He was previously Ryanair’s Deputy CEO and CFO from 2003 to December 2014 having been Ryanair’s Director of Finance from 1993 and Financial Controller since 1992. Howard currently serves as CEO of Sirius Aviation Capital Holdings Ltd., a global aircraft lessor. He is an Irish citizen.

R.A. (Dick) Milliken has served as a Director since July 2013 having previously been Chief Financial Officer of Almac Group and former Chief Executive of Lamont plc. He is currently Chairman of both the Lotus Group (a Northern Ireland based property company) and CV6 Inc, a Life Sciences spin-out from Queens University Belfast and is a Director of a number of private companies. Dick is a former Council Member of the Institute of Chartered Accountants in Ireland and a former Director of Bank of Ireland Mortgages. He is a British citizen.

Anne Nolan has served as a Director since December 2022.  She is a former Chair of the Irish Aviation Authority (from 2010 to 2018) and previously served as Chief Executive of the Irish Pharmaceutical Healthcare Association.  Anne has also served on various Boards including the Food Safety Authority of Ireland, the Irish Medicines Board, the Executive Committee of the European Federation of Pharmaceutical Industries and the Board of the Smurfit Graduate School of Business.  She is an Irish citizen.

Mike O’Brien has served as a Director since May 2016. Prior to that, he was Head of Flight Operations Inspectorate with the Maltese Civil Aviation Authority until he retired in 2016, having previously spent 10 years as the Head of Operating Standards with the Irish Aviation Authority until 2001. Capt. O’Brien served 4 years as the Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. He is an Irish citizen.

Michael O’Leary has served as a Director of Ryanair since 1988 and as CEO since 1994. Michael was appointed Group CEO in April 2019. He is an Irish citizen.

The Board of Directors has established a number of committees, including the following:

(a)Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. Milliken, Ms. Brennan, Ms. Daly and Mr. Doherty are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), an independent Non-Executive Director, Mr. Milliken, is the chair of the Audit Committee. Following Mr. Milliken’s departure from the Board in September 2023, Mr. Doherty will take over as Chair of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(b)Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Ms. Phelan (Chair), Mr. Cawley, Mr. McCarthy, Mr. Millar and Mr. O’Leary are members of the Executive Committee.

(c)Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy (Chair), Ms. Köstinger (from April 2023), Mr. Millar, Ms. Nolan (from April 2023) and Ms. Phelan are the members of the Nomination Committee.

(d)Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Executives of the Company and to administer the share-based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Remuneration Committee determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Ms. Brennan, Mr. Brennan (from April 2023) and Mr. Cawley are the members of the Remuneration Committee. Mr. Doherty served on the Remuneration Committee from September 2022 to March 2023 (inclusive). Following Ms. O’Neill’s retirement from the Board in September 2022, Ms. Brennan was appointed Chair of the Remuneration Committee.

(e)Safety & Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and security performance. The Safety and Security Committee reports to the full Board of Directors each quarter. The Safety and Security Committee is composed of Mr. O’Brien and Ms. Carol Sharkey (who both act as Co-Chair) and Mr. Brennan (from July 2023). Other attendees include the Accountable Managers of each of the Ryanair Group Airlines and various nominated persons who are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators’ requirements.

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

Composition and Term of Office

The Articles provide that the Board of Directors shall consist of no fewer than 3 and no more than 15 Directors, unless otherwise determined by the shareholders. There is no maximum age for a Director and no Director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointments confirmed) at the annual general meetings of shareholders.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

●	The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33 1/3% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of two shareholders, regardless of the level of their aggregate share ownership.

●	The Company is exempt from NASDAQ’s requirement with respect to Audit Committee approval of related party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ’s Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules and the Irish Companies Act.

●	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering and when a plan or other equity compensation arrangement is established or materially amended. Under the NASDAQ rules, whether shareholder approval is required for transactions other than public offerings depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the value of a transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests. The Irish Listing Rules also require shareholder approval of equity compensation arrangements but, subject to certain exceptions, if provided by the plan, permit amendments to the plan by a board committee without further shareholder approval.

●	NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADRs is not required under the Irish Listing Rules or the Irish Companies Act. However, it has been Ryanair’s policy to solicit holders of ADRs, and it will do so again once the restriction on non-EU shareholders voting rights because of Brexit has been removed. For additional information, please see “Item 3 Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”. Details of Ryanair’s annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act, the Company’s Articles of Association and the Irish Listing Rules.

The Company also follows certain other practices under the U.K. Corporate Governance Code and the Irish Corporate Governance Annex in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company’s Annual Report on Form 20-F. The Board of Directors has determined that each of the Company’s twelve serving Non-Executive Directors is “independent” under the standards set forth in the U.K. Corporate Governance Code and the Irish Corporate Governance Annex (the “Code”).

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

In determining that each of the twelve serving Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Directors Ms. Phelan and Messrs. Cawley, Millar, and O’Brien.

The Board has considered the independence of Ms. Phelan as she has served over nine years on the Board and concluded that she is an independent Non-Executive Director within the spirit and meaning of the Code. The Chairman asked Ms. Phelan to remain on the Board for one more year to facilitate experienced management of the Group, orderly succession and the onboarding of new Non-Executive Directors.

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

Executive Officers

The following table sets forth certain information concerning the Executive Officers of the Ryanair Group at July 21, 2023:

Name	Age	Position
Michael O’Leary	62	Group CEO
Neil Sorahan	51	Group CFO
Juliusz Komorek	45	Group CLO; Co. Secretary
Edward Wilson	59	Ryanair DAC CEO
Carol Sharkey	48	Chief Risk Officer
Tracey McCann	49	Ryanair DAC CFO
Andreas Gruber	38	Lauda Joint CEO
David O'Brien	59	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	44	Buzz CEO
John Hurley	48	CTO

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

Tracey McCann. Tracey was appointed Ryanair DAC’s CFO in January 2020 having previously served as Ryanair’s Director of Finance from December 2014. She joined Ryanair in 1991 and has held various senior finance roles.

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

Compensation of Directors and Executive Officers

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors) named above in fiscal year 2023 was €11.8m (including a €3.7m (non-cash) technical accounting charge in relation to unvested share options). For details of Mr. O’Leary’s compensation in such fiscal year, see “—Remuneration Agreement with Mr. O’Leary” below.

During fiscal year 2023, each of Ryanair Holdings’ Non-Executive Directors was entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board received a fee of €100,000. The additional remuneration paid to all Committee members for service on that committee is €15,000 per annum, with the exception of the Chair of the Safety and Security Committee who was entitled to receive €40,000 per annum in connection with the additional duties in relation to that committee.

Directors’ service agreements do not contain provisions providing for compensation on their termination.

For further details of share-based remuneration that have been granted to the Company’s employees, including the Executive Officers, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 18 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O’Leary

In December 2022, the Board and Mr. O’Leary agreed to the extension of his contract as Group CEO to July 2028 (previously July 2024). As part of this contract the Group CEO will receive a base pay of €1.2m p.a. commencing in fiscal year 2024. From April 2023 (fiscal year 2024) his maximum potential annual bonus will be reduced to 50% of base pay (previously 100%). In line with best practice, Mr. O’Leary does not receive any pension benefits. This new contract extends the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group profit after tax (“PAT”) exceeds €2.2bn (up from a prior €2.0bn PAT target) in any year up to fiscal year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. If these targets are not achieved, these share options will lapse and Mr. O’Leary will receive nothing other than his salary. These options will also lapse should Mr. O’Leary leave the Ryanair Group’s employment on/before the end of July 2028. Due to the impact of Covid, the war in Ukraine and the resulting spike in fuel prices, to date, none of the ambitious vesting targets have yet been achieved.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team (including all Group airlines) at each of March 31, 2023, 2022 and 2021:

	Number of Staff at March 31,
Classification	2023	2022	2021
Management	125	116	97
Administrative/IT Labs	1,028	828	759
Maintenance	506	483	417
Ground Operations	655	488	312
Pilots	6,582	5,860	5,170
Cabin Crew	13,365	11,341	8,261
Total	22,261	19,116	15,016

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

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft type flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers, and mechanics within the EU and the U.K. to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control.  The consolidation within the aviation industry, airline closures and downsizing has resulted in an increase in pilot applications to join Ryanair. Ryanair has also been able to satisfy its needs for additional pilots and cabin crew through the use of contract agencies. These contract pilots and cabin crew are included in the table above.

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

Ryanair Holdings’ shareholders have approved a number of share-based remuneration plans for employees and Directors including Share Option Plan 2013 and LTIP 2019 (which replaced Option Plan 2013 for share based remuneration granted after the 2019 AGM). Ryanair Holdings has granted share-based remuneration to several of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information — Options to Purchase Securities from Registrant or Subsidiaries.”

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2023, there were 1,138,889,528 Ordinary Shares outstanding. As of that date, 97,672,993 ADRs, representing 488,364,966 Ordinary Shares, were held of record in the United States by 54 holders, and represented in the aggregate 43% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2023, June 30, 2022 and June 30, 2021, the latest practicable date prior to the Company’s publication of its statutory Annual Report in each of the relevant years.

	As of June 30, 2023		As of June 30, 2022		As of June 30, 2021
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
HSBC Holdings PLC	84,733,381	7.4%	116,367,663	10.3%	82,194,848	7.3%
Capital	74,244,319	6.5%	96,449,310	8.5%	130,030,773	11.5%
Baillie Gifford	64,396,921	5.7%	84,361,020	7.4%	102,427,272	9.1%
AKO Capital	57,620,909	5.1%	58,131,953	5.1%	54,195,746	4.8%
Fidelity	54,670,280	4.8%	44,869,519	4.0%	47,096,727	4.2%
Parvus Asset Management Europe	54,185,320	4.8%	57,556,875	5.1%	57,414,314	5.1%
MFS	50,338,917	4.4%	50,061,594	4.4%	39,839,501	3.5%
Michael O’Leary	44,096,725	3.9%	44,096,725	3.9%	44,096,725	3.9%
Causeway Capital Management	37,529,675	3.3%	—	—	—	—
Société Générale SA (SG SA)	—	—	44,813,877	3.9%	79,113,810	7.0%
Harris Associates	—	—	37,426,765	3.3%	25,418,560	2.3%
Egerton Capital	—	—	—	—	46,430,130	4.1%

As of June 30, 2023, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 45,514,883 Ordinary Shares, representing 4% of Ryanair Holdings’ outstanding Ordinary Shares as of such date.

As of March 31, 2023, there were 1,138,674,528 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes holdings of those shareholders holding 3% or more of the Ordinary Shares as of March 31, 2023, March 31, 2022 and March 31, 2021.

	As of March 31, 2023		As of March 31, 2022		As of March 31, 2021
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
HSBC Holdings PLC	88,611,652	7.8%	103,285,582	9.1%	81,175,344	7.2%
Baillie Gifford	67,437,688	5.9%	88,863,106	7.8%	105,753,192	9.4%
Capital	62,310,109	5.5%	117,345,252	10.3%	127,825,495	11.3%
AKO Capital	58,367,069	5.1%	57,494,324	5.1%	54,526,393	4.8%
MFS	49,646,209	4.4%	44,973,351	4%	39,933,396	3.5%
Fidelity	48,099,289	4.2%	44,399,286	3.9%	47,674,061	4.2%
Causeway Capital Management	46,214,550	4.1%	—	—	—	—
Parvus Asset Management Europe	45,532,192	4.0%	49,760,850	4.4%	41,007,236	3.6%
Michael O’Leary	44,096,725	3.9%	44,096,725	3.9%	44,096,725	3.9%
Harris Associates	41,063,200	3.6%	—	—	—	—
Egerton Capital	—	—	—	—	46,270,426	4.1%
Société Générale SA	—	—	72,365,694	6.4%	82,686,947	7.3%
Marshall Wace	—	—	44,356,764	3.9%	—	—

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 26 to the consolidated financial statements) in the three fiscal years ending March 31, 2023 or in the period from March 31, 2023 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission findings that there was state aid. In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In 2018, the EU General Court upheld the European Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed these four negative rulings to the Court of Justice of the EU, but in December 2019 Ryanair discontinued the appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport is pending discontinuance following the European Commission’s withdrawal of its decision in March 2023 as a result of a General Court ruling in a related case.  Both Ryanair and the European Commission have submitted to the General Court that there is no need to rule in this case. In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in late 2021 and a ruling is currently expected in 2023. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision to the General Court. It is currently expected that the appeal proceedings before the General Court regarding Ryanair’s arrangements at Montpellier airport will conclude in 2023. In July 2022, the European Commission announced a finding of state aid to Ryanair in its arrangements at La Rochelle airport, ordering Ryanair to repay approximately €8m of alleged aid. Ryanair will appeal the La Rochelle “aid” decision to the General Court once the decision has been published.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing (as is the European Commission’s re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 “aid” decision) and Ryanair currently expects that they will conclude in 2023, with any European Commission decisions appealable to the EU General Court.

Ryanair is also facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn) launched by Lufthansa in 2006.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in the Czech Republic, Germany, Ireland, France, Italy, Poland, the U.K. and the U.S. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as contractual and database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies and closed corporate travel booking platforms. The Company has received favorable rulings in France, Germany, the Czech Republic, Ireland, Italy, the Netherlands and the U.S., and unfavorable rulings in Germany, the Czech Republic, Spain, France, Switzerland and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels, travel insurance, etc. Also, some business may be lost to the Company once potential customers are presented by a screenscraper website with a Ryanair fare or a fee for an ancillary product such as checked baggage or priority boarding inflated by the screenscraper’s intermediary fee. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website”.

U.S. Litigation. In November 2018, a putative securities class action complaint was filed against the Company and Mr. O’Leary in the United States District Court for the Southern District of New York (the “District Court”). The District Court appointed lead plaintiffs, the City of Birmingham Retirement and Relief System and City of Birmingham Firemen’s and Policemen’s Supplemental Pension System (the “Birmingham Funds”), in January 2019. The Birmingham Funds filed an amended complaint in April 2019 that purports to be on behalf of purchasers of Ryanair American Depositary Shares (“ADSs”) between May 30, 2017 and September 28, 2018. The amended complaint alleges, among other things, that in filings with the SEC, investor calls, interviews, and other communications, the Company and/or Mr. O’Leary made materially false and misleading statements and omissions regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the likelihood and financial impact of unionization, which allegedly artificially inflated the market value of the Company’s securities. In June 2020, the District Court issued a ruling dismissing in part the Birmingham Funds’ claims, including claims regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the financial impact of unionization. The Birmingham Funds’ claims regarding the likelihood of unionization were not dismissed. In March 2021, the Birmingham Funds issued a motion to amend their claim, seeking, among other things, to re-introduce prior dismissed claims. The Company and Mr. O’Leary filed an opposition to the motion to amend in May 2021. The motion was refused in March 2022. In March 2023, following mediation, the parties agreed to settle the case. The total settlement amount is U.S.$5m, which is considerably less than the legal costs that would have been incurred had this action gone all the way to trial. The Company’s position remains that there was no lawful basis for this claim, but that the settlement will enable it to avoid the further costs and distraction of ongoing litigation, and it is therefore in the interest of all of the Company’s shareholders to agree to this very modest settlement. The final settlement agreement is subject to approval by the Court.

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

There were no share repurchases in fiscal year 2023 or 2022.

See “Item 9. The Offer and Listing—Trading Markets” below for further information regarding share buybacks.

SIGNIFICANT CHANGES

In May 2023, the Group signed an agreement to purchase up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 and 2033. This order is subject to shareholder approval at Ryanair’s 2023 AGM. When finalized (and subject to all options being exercised) the order is valued at over U.S.$40bn at current list prices.

In May 2023, the Group refinanced its unsecured €750m syndicated term loan (maturity May 2024) with an unsecured €750m syndicated revolving credit facility (at a lower margin) maturing in May 2028.

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

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2018	322.7	3,384.9
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
2022	—	—
2023	—	—
Period through July 21, 2023	—	—
Total	407.7	4,525.9

At an EGM of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of June 30, 2023, the total number of options over Ordinary Shares outstanding under the Company’s Option Plan 2013 was 18.0m, representing approximately 1.6% of the Company’s issued share capital at that date. As of June

30, 2023, the total number of conditional share awards outstanding under the Company’s LTIP 2019 was 2.4m, representing approximately 0.2% of the Company’s issued share capital at that date. 16.7m options outstanding and all conditional shares referred to above had not yet vested at July 21, 2023.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2023, a total of 1,138,674,528 Ordinary Shares were outstanding.

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

Options to Purchase Securities from Registrant or Subsidiaries

During fiscal year 2014, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s 2013 AGM (referred to herein as “Option Plan 2013”), under which all employees and Directors were eligible to receive options.  Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2014 (Option Plan 2013 was replaced by LTIP 2019 following shareholder approval at the 2019 AGM – see details below). Options are subject to a 5-year performance period. Under the rules of Option Plan 2013, no option is capable of being exercised after the tenth anniversary of the date of grant. The Remuneration Committee (“Remco”) has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax (“PAT”) figures for each of the financial years of the performance period and/or certain share price targets.

Under Option Plan 2013, 36 senior managers were granted 10m share options, in aggregate, at a strike price of €6.25 in July 2014. These options vested in May 2019 for Managers/Directors who continued to be employed at April 30, 2019 and were fully exercised at June 30, 2022. Further, 3.5m share options were granted, in aggregate, to Executive Officers (excluding Mr. O’Leary) at a strike price of €6.74 in October 2014. These options vested in July 2019 and were fully exercised in October 2022. In November 2014, 5m options were granted to Mr. O’Leary as part of his 5-year employment contract. These options, which were granted at a strike price of €8.35, vested in July 2019 and were fully exercised in November 2022. During fiscal year 2016, 30,000 options were granted to new Non-Executive Board members at a strike price of €11.38. These options vested in May 2019 and were fully exercised at June 30, 2022. During the fiscal year 2017, 34 managers (excluding the Executive Officers) were granted 3m share options, in aggregate, at a strike price of €12.00. These options were subject to certain targets in relation to PAT and/or share price and vested in March 2023. During fiscal year 2018, 100,000 options were granted at a strike price of €17.55 to a new senior manager as part of their employment contract. These options vested in May 2018 and have since lapsed. During fiscal year 2019, 102 managers and the 8 existing Non-Executive Board Members were granted 10m share options, in aggregate (of which a cumulative 400,000 relates to Non-Executive Directors), at a strike price of €11.12. These options will only vest in their entirety if the Group’s PAT doubles to exceed €2bn in any fiscal year up to, and including, fiscal year 2024 or, alternatively, the Company’s share price is equal to or exceeds €21.00 for any 28 day calendar period between April 1, 2021 and March 31, 2024. Approximately 3.3m of these options have lapsed. Subsequent to March 31, 2023, the vesting date and ambitious performance targets on approximately 5.5m of these options (excludes those granted to Non-Executive Directors and certain managers retiring before 2028) were amended to align with the revised dates and targets agreed for MOLs 10m share options grant below. At July 21, 2023, none of these options had vested. In December 2022 MOL agreed to the extension of his contract as Group CEO to July 2028 (previously July 2024). This new contract extends the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to fiscal year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. Due to the impact of Covid, the war in Ukraine and the resulting spike in fuel prices, to date, none of the ambitious vesting targets have yet been achieved.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan (“LTIP 2019”), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by Remco (with the assistance of Deloitte) of the Company’s remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company’s strategic objectives and aligned with external views on executive compensation.  Awards to employees under LTIP 2019 will ordinarily be in the form of performance-based shares (“conditional shares”) with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 also includes the ability to make awards of share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group’s executive management team.  Non-Executive Directors will not be eligible to receive share option or performance-based-share awards under LTIP 2019.  LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management.  In aggregate, in any ten-year period, the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. Remco has determined that Mr. O’Leary will not be eligible to participate in LTIP 2019 grants until after the vesting period for his 2019 share options grant has elapsed.

The aggregate of 18.0m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2023 under Option Plan 2013 represent approximately 1.6% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 10.4m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. Only 1.7m of total options outstanding at June 30, 2023 had vested. For further information, see Notes 14 and 18 to the consolidated financial statements included herein.

In fiscal years 2022 and 2023, as a management retention tool, Remco granted conditional shares (approximately 0.3m and nil respectively in aggregate) under LTIP 2019 to over 80 managers (excluding the Group CEO and Non-Executive Directors). The market value of such grants ranged between approximately 20% and 100% of base salary for participants (at the lower end of potential allocations). These conditional shares have a 3-year vesting period, with a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) ambitious cumulative Group traffic targets (50% weighting) is achieved over the 3-year vesting period; (ii) Ryanair’s Total Shareholder Return (30% weighting) outperforms a peer group including Air France/KLM, EasyJet, IAG, Southwest Airlines & Wizz over the 3-year vesting period; (iii) ESG (20% weighting), if the Ryanair Group’s CDP environmental protection score improves from a “B“ rating to an “A-“ or better rating over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group for a period of approximately 3 years from the date of grant. These grants include malus and clawback provisions.

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

General Meetings. Annual and extraordinary general meetings are called upon 21 days’ advance notice. All Ryanair shareholders who are entitled to attend, speak and vote at general meetings of the Company may appoint proxies electronically to attend, speak, ask questions and vote on behalf of them at general meetings. All holders of Ordinary Shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described under “—Limitations on the Right to Own Shares” and “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals”.

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

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company provide that the Directors will not register any person as a holder of shares unless such person has completed a declaration indicating his/her nationality and the nature and extent of any interest which he/she holds in Ordinary Shares. See, also “—Limitations on Share Ownership by non-EU nationals” below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 3% of the total voting rights of the Company, and every whole percentage thereafter up to 100%, he must notify the Company and the Central Bank of Ireland. The Company must disclose any notification it receives through the regulatory announcement service of Euronext Dublin.

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

Material Contracts

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five-year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved by shareholders at an EGM of the Company on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021 and the Group had 119 of these aircraft in its fleet at June 30, 2023.

In May 2023, Ryanair signed an agreement to purchase 300 new Boeing 737-MAX-10 aircraft (150 firm orders and 150 options), which is subject to shareholder approval at the Company’s 2023 AGM. When finalized (and subject to all options being exercised) the order is valued at over U.S.$40bn at current list prices.

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

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List and include, but are not limited to, certain persons and entities in Afghanistan, Belarus, Bosnia & Herzegovina, Burma (Myanmar), Burundi, the Central African Republic, China, the Democratic Republic of Congo, the Republic of Guinea, the Republic of Guinea-Bissau, Haiti, Iran, Iraq, the Democratic People’s Republic of Korea (North Korea), Libya, Lebanon, Mali, Nicaragua, Pakistan, Palestinian Territory, Russia, Sudan, South Sudan, Somalia, Syria, Tunisia, Turkey, Ukraine, Venezuela, Yemen, Zimbabwe, and certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, including the Albanian branch of Al-Haramain, Al-Qaeda members in various countries, Al Shabaab in Kenya and Somalia, and Boko Haram in Nigeria, without the prior permission of the Central Bank of Ireland.

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

As an additional measure to manage the Company’s EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority (which in 2017 was increased to 10% of the issued share capital of the Company traded on the NASDAQ) was renewed at each subsequent Annual General Meeting up to and including the September 2022 meeting.

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

While the vast majority of non-EU (including U.K.) investors in the Company comply with the prohibition on non-EU nationals acquiring Ordinary Shares and invest instead through the ADRs listed on NASDAQ, the Company has recorded a number of acquisitions of its Ordinary Shares by non-EU nationals since January 1, 2021 in respect of which the relevant investors did not comply with the disposal requirements in the Restricted Share Notices issued to them by the Company. On September 8, 2021, the Company announced that it had initiated a forced sale in accordance with the Articles, that a broker had been appointed to conduct the sale(s) of such Ordinary Shares independently of, and uninfluenced by, the Company over a period of weeks, and that the net proceeds of such sale(s) would be transmitted to the relevant investors in due course. The Company also disclosed that it may initiate further restricted share disposals from time to time and may elect to do so without further announcement. Further restricted share disposals occurred in 2021, 2022 and 2023.

In December 2021, the Company delisted from the London Stock Exchange (“LSE”). Trading on the LSE as a percentage of overall trading volume in Ryanair’s Ordinary Shares reduced materially during 2021 such that the volume no longer justified the costs related to such listing and admission to trading. Moreover, delisting from the LSE consolidated trading liquidity to one regulated market for the benefit of all shareholders. The migration away from the LSE was also consistent with the extension of the prohibition on non-EU nationals acquiring Ryanair’s Ordinary Shares to include U.K. nationals from January 1, 2021.

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

As a result of the measures introduced by the Company on January 1, 2021 to protect the Group’s operating licenses under EU Regulation 1008/2008, as at March 31, 2023, EU nationals owned 100% of the Ryanair Holdings’ Ordinary Shares with voting rights and approximately 46% of the Ryanair Holdings’ Ordinary Shares with economic rights (in each case assuming conversion of all outstanding ADRs into Ordinary Shares).

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

Dividends. If Ryanair Holdings plc pays dividends or makes other relevant distributions, the following is relevant:

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

The following Irish resident stockholders, inter-alia, are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

●	Irish resident companies;
●	Pension schemes approved by the Irish Revenue Commissioners (“Irish Revenue”);
●	Qualifying fund managers or qualifying savings managers in relation to approved retirement funds (“ARF”s) or approved minimum retirement funds (“AMRF”s);
●	Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of PRSA assets;
●	A pan-European Personal Pension Product (“PEPP”) provider who is receiving the relevant distribution as income arising in respect of PEPP assets;
●	Qualifying employee share ownership trusts;
●	Collective investment undertakings;
●	Tax-exempt charities;

●	Designated brokers receiving the distribution for special portfolio investment accounts;
●	Any person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;
●	Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;
●	Any person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) Taxes Consolidation Act (“TCA”) 1997;
●	Unit trusts to which Section 731(5)(a) TCA 1997 applies; and
●	Certain Irish Revenue-approved amateur and athletic sport bodies.

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

The Irish Department of Finance had sought to introduce a Dividend Withholding Tax Real-Time Reporting system from January 1, 2021. Under this system, Irish resident companies would be required to obtain tax reference numbers from shareholders in advance of making a distribution. A public consultation process between stakeholders, shareholders and representative bodies with the Irish Revenue Commissioners ran between October 2019 and March 2020, the outcomes of which have yet to be published and are expected in due course. One of the main areas of concern raised was in regards the impractically of managing such a system in respect of listed companies who have a large and diverse base of international investors. On May 19, 2020, having regard to the scale of the challenge facing the industry in preparing for the transfer of the Irish equities market to a new settlement system by March 2021, and business challenges and disruption caused by the Covid-19 pandemic, the Irish Revenue Commissioners postponed the planned introduction of the Real-Time Reporting System from January 1, 2021 until an undefined later date. On March 1, 2021 Irish Revenue stated that they will engage with stakeholders in advance of the resumption of the change management program and will ensure that adequate time is allocated to the delivery of any development work associated with Dividend Withholding Tax real-time reporting. Irish Revenue have not made any further statements on the issue.

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

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADRs are dealt in on a recognized stock exchange in the United States (the NASDAQ being a recognised stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADRs by persons purchasing such ADRs or on any subsequent transfer of ADRs. A transfer of Ordinary Shares (including transfers effected through a securities settlement system) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

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

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer, although the Irish e-Stamping system allows for 44 days. Late or inadequate payment of stamp duty will result in liability for interest, penalties, and fines.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2021 and 2022 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not expect to be a PFIC for its 2023 taxable year.

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

The following paragraphs describe Ryanair’s fuel hedging, carbon hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, carbon prices, interest rates and exchange rates as if these changes had occurred at March 31, 2023. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 43% and 33% of such expenses in fiscal years 2023 and 2022, respectively). Ryanair engages in fuel price hedging transactions from time to time. Fuel hedging is achieved via fuel forward contracts and fuel call options. In a fuel forward transaction Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price. In a fuel call option transaction, a counterparty provides Ryanair with the right, but not the obligation, to purchase a fixed price for a given quantity of jet fuel in exchange for the market price at a given date in the future.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 12 to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal year 2023 compared with fiscal year 2022—Fuel and oil.” For the fiscal year 2023, Ryanair had entered into jet fuel forward and fuel call options covering approximately 81% of fuel requirements (2022: 72%). As of June 30, 2023, the Company had entered into jet fuel forward hedging and fuel call option contracts covering approximately 83% of its estimated requirements for the fiscal year 2024 and approximately 25% of its estimated requirements for the fiscal year 2025 at prices equivalent to approximately U.S.$893 and approximately U.S.$744 per metric ton respectively. The Company has designated the fuel forward and call option contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains or losses on outstanding forward and option agreements at March 31, 2023 and 2022, based on their fair values, amounted to a €344m loss and €1,044m gain (gross of tax), respectively. Based on Ryanair’s fuel consumption for fiscal year 2023, a change of US$1.00 in the average annual price per metric ton of jet fuel (before the impact of derivatives) would have caused a change of approximately €4.5m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the company’s results.”

Under IFRS, the Company’s fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In fiscal year 2023, the Company recorded a negative fair-value adjustment of €302m (net of tax), and in fiscal year 2022, the Company recorded a positive fair-value adjustment of €816m (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

Carbon Exposure and hedging

Ryanair engages in carbon hedging transactions in relation to obligations arising under the EU and U.K. Emission Trading Schemes. This hedging is achieved via forward contracts. As of June 30, 2023, the Company had entered into forward carbon hedging contracts covering approximately 86% of its estimated requirements for the fiscal year 2024 at prices equivalent to approximately €80.10 per allowance. The Company has designated the carbon forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of carbon price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in carbon market prices. The unrealized gain on outstanding carbon forward agreements at March 31, 2023, based on their fair values, amounted to a €44m gain. Based on Ryanair’s ETS exposure for fiscal year 2023, a change of €1.00 in the average ETS allowance price per CO2 ton would have caused a change of approximately €7m in Ryanair’s carbon costs.

In fiscal year 2023, the Group recognized a cost associated with the purchase of carbon credits in the income statement within ‘Fuel and oil’ of approximately €425m (2022: €51m).

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 68% and 21%, respectively, of Ryanair’s total revenues in fiscal year 2023 (2022: 73% and 17% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating cashflows in U.K. pound sterling. Ryanair may choose to sell surplus U.K. pound sterling cash flows for euro after satisfying its U.K. pound sterling obligations.

Hedging associated with the income statement. In fiscal years 2023 and 2022, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2023, the total unrealized loss relating to these contracts amounted to approximately €37m, compared to a €113m total unrealized gain at March 31, 2022.

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

At March 31, 2023, the fair value of the cross-currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a gain of €4m (gross of tax) compared to a gain of €5m (gross of tax) in fiscal year 2022. In fiscal year 2023, the Company recorded a positive fair-value adjustment of €3m (net of tax), compared to a positive fair-value adjustment of €4m (net of tax) in fiscal year 2022, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During fiscal years 2023 and 2022, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2023, the total unrealized gain relating to these contracts amounted to €260m, compared to €322m unrealized gain at March 31, 2022.

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

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2023 would have a positive impact of approximately €46m on the income statement (net of tax) (2022: €26m; 2021: €40m) if the rate fell by 10%, and a negative impact of approximately €38m on the income statement (net of tax) (2022: €2m; 2021: €33m approximately) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive approximately €677m impact (net of tax) on equity if the rate fell by 10% and a negative €554m impact (net of tax) if the rate increased by 10% (2022: €695m positive or €588m negative; 2021: €304m positive or €372m negative).

Interest Rate Exposure and Hedging

The Company’s purchase of 7 of the 509 Boeing 737 aircraft in the fleet as of March 31, 2023 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank. In addition, the Company has raised unsecured debt via capital market bond issuances and syndicated bank loans. The Company had outstanding cumulative borrowings under the above facilities of €3.57bn with a weighted average interest rate of 1.78% at March 31, 2023. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources” for additional information on these facilities and the related swaps, including a tabular summary of the “Effective Borrowing Profile” illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair’s aircraft-related debt at March 31, 2023. At March 31, 2023, the fair value of the interest rate swap agreements relating to this debt was represented by a gain of approximately €4m (gross of tax), as compared with a gain of approximately €5m at March 31, 2022. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

During the year ended March 31, 2022, the Group issued promissory notes to the value of approximately €226m with maturity dates of October 2023. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2023, a plus one percentage point movement in interest rates would result in a respective increase of approximately €92m (net of tax) in net finance expense (2022: decrease €19m, 2021: increase €6m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €49m in net finance expense in the income statement (2022: increase €33m; 2021: increase €48m) and a nil increase or decrease in equity (2022: nil; 2021: nil). All of the Group’s interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

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

Reimbursement of Fees

From April 1, 2022 to June 30, 2023 the Depositary collected annual depositary services fees equal to approximately U.S.$1.7m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2023, under the supervision and with the participation of the Company’s management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2023, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2023.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2023, a copy of which appears in “Item 18. Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during fiscal year 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that both Dick Milliken and Geoff Doherty qualify as “Audit Committee financial experts” within the meaning of Item 16A. Mr. Milliken and Mr. Doherty are independent for purposes of the listing rules of NASDAQ.

Item 16B. Code of Ethics

The Company has adopted a broad Code of Business Conduct and Ethics and an Anti-bribery and Corruption (“ABAC”) policy that meets the requirements for a “code of ethics” as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics and the ABAC policy applies to the Company’s Group CEO, Group CFO, Chief Accounting Officer, controller and persons performing similar functions, as well as to all of the Company’s other officers, Directors and employees. The Code of Business Conduct and Ethics and ABAC policy is available on Ryanair’s website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this Annual Report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics or the ABAC policy that apply to its Group CEO, Group CFO, Chief Accounting Officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. Principal Accountant Fees and Services

Our independent registered public accounting firm is PwC, Dublin, Ireland, PCAOB Auditor Firm ID: 01366.

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors during the fiscal years ended March 31, 2023, 2022 and 2021:

	Year ended March 31,
	2023	2022	2021
	€M	€M	€M
Audit fees	0.8	0.6	0.6
Audit related fees	0.0	0.1	0.1
Tax fees	0.1	—	0.1
Total fees	0.9	0.7	0.8

Audit fees in the above table are the aggregate fees billed or billable by KPMG in fiscal years 2022 and 2021, and by PwC in fiscal year 2023 in connection with the audit of the Company’s annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

Audit related fees comprise fees for assurance and services related to audit and other attestation services performed by the auditor as required by statute, regulation or contract and which are not reported under “Audit fees”.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From April 1, 2022 to July 21, 2023 the Company did not buy any ordinary shares.

See “Item 8. Financial Information—Other Financial Information—Share Buyback Program” and “Item 9. The Offer and Listing—Trading Markets” for further information regarding the Company’s Ordinary Share buyback program, pursuant to which all of the shares purchased by the Company and disclosed in the table above were purchased.

Item 16F. Change in Registrant’s Certified Accountant

Not applicable.

Item 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Directors—Exemptions from NASDAQ Corporate Governance Rules” for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries as at March 31, 2023, March 31, 2022 and March 31, 2021	F-5

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2023, March 31, 2022 and March 31, 2021	F-6

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2023, March 31, 2022 and March 31, 2021	F-7

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2023, March 31, 2022 and March 31, 2021	F-8

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2023, March 31, 2022 and March 31, 2021	F-9

Notes	F-10

Item 19. Exhibits

1.1	Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report.

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

4.5

Supplemental Agreement No. 5 to Purchase Agreement 4258 between the Boeing Company and Aviation Finance and Leasing Limited relating to Model Boeing 737-MAX-200 aircraft, dated as of December 2, 2020, together with ancillary documents (incorporated herein by reference to Exhibit 4.5 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 27, 2021 (Commission file No. 000-29304). Certain confidential information contained in this exhibit has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential

4.6

Purchase Agreement No. 5317 between The Boeing Company and Aviation Finance and Leasing Limited relating to Boeing Model 737-MAX-10 aircraft, together with ancillary documents and subject to shareholder approval at the Company’s AGM on September 14, 2023. Certain confidential information contained in this exhibit has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

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

RYANAIR HOLDINGS PLC

/s/MICHAEL O’LEARY
Name: Michael O’Leary
Title: Group Chief Executive and Director

Date: July 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ryanair Holdings plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Balance Sheet of Ryanair Holdings plc and its subsidiaries (the “Group”) as of March 31, 2023, and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statement of Cash Flows for the year ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Group’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.  Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit     also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Aircraft component- estimated useful lives and expected residual values

As described in Note 1 to the consolidated financial statements, at March 31, 2023, the Group had €9.91 billion of property, plant and equipment long-lived assets, of which €9.73 billion were aircraft related. In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information. The Group's estimate of the aircraft residual value is 15% of the current market value of new aircraft.  Each aircraft component’s useful life is determined to be 23 years.

The principal considerations for our determination that performing procedures relating to Aircraft component- estimated useful lives and expected residual values is a critical audit matter are (i) the significant judgment by management when determining the useful lives and residual values assumptions; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate management’s assessment of the estimated useful lives and expected residual values assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of the useful economic life and residual values. These procedures also included, among others, evaluating the reasonableness of the estimated useful lives and expected residual values assumptions. Evaluating management’s assumptions related to useful economic life and residual value involved evaluating whether the assumptions used were reasonable considering a) external valuations from independent appraisers, b) recommendations from the aircraft manufacturer, c) published estimates of certain other international airlines, d) the age profile of the aircraft and the Group’s aircraft renewal programme and e) the Group’s own experience of disposal of its aircraft.

/s/PricewaterhouseCoopers

Dublin, Ireland

July 21, 2023

We have served as the Group’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Ryanair Holdings plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ryanair Holdings plc and subsidiaries (the ’Company’) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and also IFRS as adopted by the European Union.

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

KPMG

Dublin, Ireland

July 21, 2022

Note that the report set out above is included for the purposes of Ryanair Holdings plc’s Annual Report on Form 20-F for 2023 only and does not form part of Ryanair Holdings plc’s Annual Report and Accounts for 2023.

Consolidated Balance Sheet

		At March 31,
		2023	2022	2021
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	9,908.9	9,095.1	8,361.1
Right of use assets	3	209.1	133.7	188.2
Intangible assets	4	146.4	146.4	146.4
Derivative financial instruments	11	54.6	185.1	111.3
Other assets	6	168.9	72.1	48.7
Deferred tax	12	6.6	42.3	14.0
Total non-current assets		10,494.5	9,674.7	8,869.7
Current assets
Inventories	5	6.0	4.3	3.6
Other assets	6	878.6	401.1	179.8
Trade receivables	7 & 11	59.7	43.5	18.6
Derivative financial instruments	11	292.1	1,400.4	106.0
Restricted cash	8 & 11	19.5	22.7	34.1
Financial assets: cash > 3 months	11	1,056.2	934.1	465.5
Cash and cash equivalents	11	3,599.3	2,669.0	2,650.7
Total current assets		5,911.4	5,475.1	3,458.3
Total assets		16,405.9	15,149.8	12,328.0
Current liabilities
Provisions	13	19.8	9.2	10.3
Trade payables	9	1,065.5	1,029.0	336.0
Accrued expenses and other liabilities	10	4,783.5	2,992.8	1,274.9
Current lease liability	3	43.2	56.9	52.5
Current maturities of debt	11	1,056.7	1,224.5	1,725.9
Current tax	12	66.3	47.7	48.1
Derivative financial instruments	11	386.6	38.6	79.2
Total current liabilities		7,421.6	5,398.7	3,526.9
Non-current liabilities
Provisions	13	154.5	94.1	47.4
Trade payables	9	—	49.2	179.9
Derivative financial instruments	11	11.2	—	6.4
Deferred tax	12	159.3	266.5	272.4
Non-current lease liability	3	163.1	81.4	130.6
Non-current maturities of debt	11	2,853.2	3,714.6	3,517.8
Total non-current liabilities		3,341.3	4,205.8	4,154.5
Shareholders’ equity
Issued share capital	14	6.9	6.8	6.7
Share premium account	14	1,379.9	1,328.2	1,161.6
Other undenominated capital		3.5	3.5	3.5
Retained earnings		4,180.0	2,880.9	3,232.3
Other reserves	15	72.7	1,325.9	242.5
Shareholders’ equity		5,643.0	5,545.3	4,646.6
Total liabilities and shareholders’ equity		16,405.9	15,149.8	12,328.0

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 21, 2023

Consolidated Income Statement

		Year ended March 31,
		2023	2022	2021
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	16	6,930.3	2,652.5	1,036.0
Ancillary revenues	16	3,844.9	2,148.4	599.8
Total operating revenues	16	10,775.2	4,800.9	1,635.8
Operating expenses
Fuel and oil		(4,025.7)	(1,699.4)	(542.6)
Airport and handling charges		(1,240.5)	(813.4)	(287.2)
Staff costs	17	(1,191.4)	(690.1)	(472.2)
Depreciation	2 & 3	(923.2)	(719.4)	(571.0)
Route charges		(903.7)	(551.2)	(187.3)
Marketing, distribution and other		(674.4)	(411.3)	(201.5)
Maintenance, materials and repairs		(373.7)	(255.7)	(206.7)
Aircraft rentals		—	—	(6.7)
Total operating expenses		(9,332.6)	(5,140.5)	(2,475.2)
Operating profit/(loss)		1,442.6	(339.6)	(839.4)
Other (expense)/income
Finance expense	19	(76.8)	(91.4)	(297.1)
Finance income		42.4	—	16.0
Foreign exchange gain		34.3	1.2	11.8
Total other (expense)/income		(0.1)	(90.2)	(269.3)
Profit/(loss) before tax		1,442.5	(429.8)	(1,108.7)
Tax (expense)/credit	12	(128.7)	189.0	93.6
Profit/(loss) for the year – all attributable to equity holders of parent		1,313.8	(240.8)	(1,015.1)

Basic earnings/(loss) per ordinary share (€)	21	1.1557	(0.2130)	(0.9142)
Diluted earnings/(loss) per ordinary share(€)	21	1.1529	(0.2130)	(0.9142)
Number of weighted average ordinary shares (in Ms)	21	1,136.8	1,130.5	1,110.4
Number of weighted average diluted shares (in Ms)	21	1,139.6	1,130.5	1,110.4

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 21, 2023

Consolidated Statement of Comprehensive Income

	Year ended March 31,
	2023	2022	2021
	€M	€M	€M
Profit/(loss) for the year	1,313.8	(240.8)	(1,015.1)

Other comprehensive (loss)/income:

Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Effective portion of changes in fair value of cash-flow hedges	621.6	851.3	691.1
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(291.7)	75.4	4.8
Net hedge ineffectiveness and discontinuation transferred to profit or loss	—	—	(147.4)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(1,593.9)	157.4	(225.9)
Net movements in cash-flow hedge reserve	(1,264.0)	1,084.1	322.6

Total other comprehensive (loss)/income for the year, net of income tax	(1,264.0)	1,084.1	322.6
Total comprehensive income/(loss) for the year – all attributable to equity holders of parent	49.8	843.3	(692.5)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
July 21, 2023

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other
	Ordinary	Share	Premium	Retained	Undenominated	Other Reserves	Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the year	—	—	—	(1,015.1)	—	—	—	(1,015.1)
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	322.6	—	322.6
Total other comprehensive income	—	—	—	—	—	322.6	—	322.6
Total comprehensive (loss)/income	—	—	—	(1,015.1)	—	322.6	—	(692.5)
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	38.9	0.2	423.1	(2.3)	—	—	—	421.0
Share-based payments	—	—	—	—	—	—	3.6	3.6
Transfer of exercised and expired share based awards	—	—	—	4.7	—	—	(4.7)	—
Balance at March 31, 2021	1,128.1	6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6
Loss for the year	—	—	—	(240.8)	—	—	—	(240.8)
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	1,084.1	—	1,084.1
Total other comprehensive income	—	—	—	—	—	1,084.1	—	1,084.1
Total comprehensive (loss)/income	—	—	—	(240.8)	—	1,084.1	—	843.3
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	6.5	0.1	112.2	(65.5)	—	—	—	46.8
Share-based payments	—	—	—	—	—	—	8.6	8.6
Additional share premium on the allotment of shares	—	—	54.4	(54.4)	—	—	—	—
Transfer of exercised and expired share based awards	—	—	—	9.3	—	—	(9.3)	—
Balance at March 31, 2022	1,134.6	6.8	1,328.2	2,880.9	3.5	1,295.4	30.5	5,545.3
Profit for the year	—	—	—	1,313.8	—	—	—	1,313.8
Other comprehensive loss
Net movements in cash-flow reserve	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total other comprehensive loss	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total comprehensive income/(loss)	—	—	—	1,313.8	—	(1,264.0)	—	49.8
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	4.1	0.1	51.7	(20.1)	—	—	—	31.7
Share-based payments	—	—	—	—	—	—	16.2	16.2
Transfer of exercised and expired share based awards	—	—	—	5.4	—	—	(5.4)	—
Balance at March 31, 2023	1,138.7	6.9	1,379.9	4,180.0	3.5	31.4	41.3	5,643.0

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

		Year ended March 31,
		2023		2022		2021
	Note	€M		€M		€M
Operating activities
Profit/(loss) after tax		1,313.8		(240.8)		(1,015.1)
Adjustments to reconcile profit/(loss) after tax to net cash from/(used in) operating activities
Depreciation	2 & 3	923.2		719.4		571.0
(Increase) in inventories	5	(1.7)		(0.7)		(0.3)
Tax expense/(credit) on profit/(loss)	12	128.7		(189.0)		(93.6)
Share-based payments	17	16.2		8.6		3.6
(Increase)/decrease in trade receivables	7	(16.2)		(24.9)		48.9
(Increase) in other assets		(482.0)		(241.4)		(3.5)
Increase/(decrease) in trade payables		31.2		284.6		(407.6)
Increase/(decrease) in accrued expenses & other liabilities		1,788.9		1,722.8		(1,318.8)
Increase/(decrease) in provisions	13	33.7		45.5		(21.9)
Decrease/(increase) in finance expense		4.2		(6.6)		(3.7)
Increase in finance income		10.4		—		—
Foreign exchange, fair value and hedge ineffectiveness		144.7	*	(146.5)	*	(294.1)
Income tax (paid)/refunded	12	(4.1)		9.5		87.1
Net cash from/(used in) operating activities		3,891.0		1,940.5		(2,448.0)
Investing activities
Capital expenditure - purchase of property, plant and equipment		(1,914.7)		(1,181.6)		(294.7)
Supplier reimbursements for property, plant and equipment	2	127.5		113.9		377.6
Proceeds from sale of property, plant and equipment		4.9		110.5		112.1
Decrease in restricted cash	8	3.2		11.4		0.3
(Increase)/decrease in financial assets: cash > 3 months		(122.1)		(468.6)		741.7
Net cash (used in)/from investing activities		(1,901.2)		(1,414.4)		937.0
Financing activities
Net proceeds from shares issued		31.7		46.8		421.0
Proceeds from borrowings		—		1,192.0	**	2,228.6
Repayments of borrowings		(1,039.4)		(1,722.3)		(950.3)
Lease liabilities paid		(46.3)		(53.0)		(76.8)
Net cash (used in)/from financing activities		(1,054.0)		(536.5)		1,622.5
Increase/(decrease) in cash and cash equivalents		935.8		(10.4)		111.5
Net foreign exchange differences		(5.5)		28.7		(27.2)
Cash and cash equivalents at beginning of year		2,669.0		2,650.7		2,566.4
Cash and cash equivalents at end of year	11	3,599.3		2,669.0		2,650.7

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		52.7		—		0.2
Interest expense paid		(75.0)		(86.6)		(59.2)

*Includes an exceptional loss of €131m (2022: exceptional gain of €131m), attributable to the fair value measurement of jet fuel call options.

**€1.2bn bond net of transaction costs.

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2023 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2023. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

(iii) Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the primary Group companies. They are prepared on the historical cost basis, except for derivative financial instruments, which are stated at fair value and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Certain non-current assets, when they are classified as held for sale, are stated at the lower of cost and fair value less costs to sell.

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

Russia’s invasion of Ukraine in February 2022, has had a significant disruptive effect on global markets including a subsequent spike in oil prices. Geopolitical events, including the escalation or expansion of hostilities in the conflict in Ukraine, may lead to further trade restrictions and instability across Europe and worldwide. This has resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to certain raw materials, including steel and titanium used for aircraft it purchases and jet fuel.

The Covid-19 pandemic and measures to reduce its spread had, and may again in the future have, a material adverse impact on the Group’s business, results of operations, financial condition, and liquidity. At various times since the outbreak of the Covid-19 pandemic in February 2020, governments and other authorities globally implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, social distancing, limitations on the number of persons that should be present at public gatherings and other similar restrictive measures. Restrictions and regulations in the future in response to new (vaccine-resistant) variants of Covid-19 or another pandemic could include imposing travel restrictions, quarantines of additional populations (including the Company’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data.

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case assuming the Group achieves traffic of 185m guests in fiscal year 2024. However, there remains a risk that new (vaccine-resistant) variants of Covid-19 or another pandemic could lead to further travel restrictions being imposed and/or worsening conditions resulting from the invasion of Ukraine. Accordingly, Ryanair has also modeled downside scenarios that include combinations of a decrease in yield, worse than expected load factors and adverse variations in fuel price.

As at June 30, 2023, the Group had a strong liquidity position with cash of over €4.84bn and net cash of €0.98bn, up approximately €0.42bn from March 31, 2023. This level of cash, together with available sources of finance, is sufficient to cover the Group’s projected cash requirements for operating expenses, capital expenditure (primarily related to the acquisition of new Boeing 737-8200 aircraft), repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12-month period. Furthermore, as at June 30, 2023, Ryanair has 522 unencumbered, owned aircraft (99% of its owned fleet) and a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings.

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

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2022 and therefore were applied by the Group for the first time to the fiscal year 2023 consolidated financial statements:

•	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020 (effective for periods starting on or after January 1, 2022).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the year ended March 31, 2023.

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

•	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).

•	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).

•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current – Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).*

•	IFRS 17 Insurance Contracts (effective on or after January 1, 2023).

•	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (effective on or after January 1, 2023).

•	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective on or after January 1, 2024).*

•	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (effective on or after January 1, 2023).*
•	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).*

*These standards or amendments to standards are not as of yet EU endorsed.

(vi) Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At March 31, 2023, the Group had €9.91bn of property, plant and equipment long-lived assets, of which €9.73bn were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft’s residual value is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft’s useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group’s derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet.

At March 31, 2023 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2023, a net liability of €326m (2022: net asset of €1.20bn) was recognised on balance sheet in respect of the Group’s jet fuel forward contracts, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €261m (2022: net asset €330m) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the future number of sectors and sector length. All of these assumptions impact upon forecast fuel consumption, and changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

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

As at March 31, 2023 the Group had entered into jet fuel forward contracts covering approximately 75% of its estimated requirements for fiscal year 2024 (with a further 5% covered by jet fuel call options) and approximately 14% of its estimated requirements for H1 fiscal year 2025. The Group believes these hedges to be effective for hedge accounting purposes.

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2023. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

All inter-company account balances and any unrealized income or expenses arising from intra-group transactions have been eliminated in preparing the consolidated financial statements.

(viii) Summary of significant accounting policies

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

Foreign currency translation

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in euro, which is the functional currency of the primary Group entities.

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

Segment reporting

The Group determines and presents operating segments based on the information that is provided internally to the Group CEO, who is the Chief Operating Decision Maker (CODM). The Group currently comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK Limited (which is currently consolidated within Ryanair DAC).

The CODM assessed the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period. The objective in making resource allocation decisions is to optimize consolidated financial results.

In fiscal year 2023, Ryanair DAC is a reportable segment for financial reporting purposes. Malta Air is reported as a separate segment as it exceeded the applicable quantitative thresholds for reporting purposes for the year ended March 31, 2022 and is included for comparative purposes. Buzz and Lauda do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings, and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, “Presentation of Financial Statements”. Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information either on a primary statement or in a footnote.

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

Aircraft

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortized over the shorter of the period to the next maintenance check (usually between 8 and 12 years for Boeing 737 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalized and amortized over the shorter of the period to the next check or the estimated remaining life of the aircraft.

The remaining aircraft components are depreciated over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Number of Owned Aircraft
Aircraft Type	at March 31, 2023	Useful Life	Residual Value
Boeing 737s *	507 (a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

*Including 98 new Boeing 737-8200s

(a)	The Group operated 537 aircraft as of March 31, 2023, of which 28 were leased Airbus A320 aircraft.

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

The Group evaluates, at the end of each reporting period, whether there is any indication that its aircraft may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft.

Aircraft maintenance costs

The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

For aircraft held under lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are provided for over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year. A portion of this provision is offset against the right of use asset, which is immediately depreciated as the liability is incurred as the aircraft is flown. The remaining portion of the provision, relating to normal wear and tear, is charged directly to profit and loss.

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

Financial assets: cash > 3 months

Other financial assets comprise cash deposits of greater than three months’ maturity at commencement. All amounts are categorized as amortized cost and are recognized initially at fair value and then subsequently are measured at amortized cost, using the effective interest method in the balance sheet.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group’s derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet.

At March 31, 2023 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2023, a net liability of €326m (2022: net asset of €1.20bn) was recognised on balance sheet in respect of the Group’s jet fuel forward contracts, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €261m (2022: net asset €330m) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the future number of sectors and sector length. All of these assumptions impact upon forecast fuel consumption, and changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

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

As at March 31, 2023 the Group had entered into jet fuel forward contracts covering approximately 75% of its estimated requirements for fiscal year 2024 (with a further 5% covered by jet fuel call options) and approximately 14% of its estimated requirements for H1 fiscal year 2025. The Group believes these hedges to be effective for hedge accounting purposes.

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

As noted on pages F-38 and F-39, the Group’s fuel risk management policy includes hedging of ETS exposures. The Group had purchased sufficient carbon credits to satisfy the fiscal year 2023 emissions and as such, the cost of emissions is not deemed to represent a major source of estimation uncertainty.

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

The lease liability is measured at amortized cost using the effective interest method. The interest rate implicit in the lease cannot be readily determined, and therefore the incremental borrowing rate of the Group has been used. The incremental borrowing rate is determined by reference to the borrowing rate the Group would be offered if it took out a securitized loan from a third-party financial institution for a similar amount and similar period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option, if there is a revised in-substance fixed lease payment or if there is a contract modification. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

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

In fiscal year 2021, the Group early adopted Covid-19-Related Rent Concessions - Amendment to IFRS 16 issued on May 28, 2020. The amendment introduced an optional practical expedient for leases in which the Group was a lessee - i.e. for leases to which the Group applied the practical expedient, the Group was not required to assess whether eligible rent concessions that were a direct consequence of the Covid-19 pandemic were lease modifications. The Group applied the amendment retrospectively. The amendment had no impact on retained earnings at April 1, 2021 or April 1, 2022.

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

Where a flight is cancelled, a passenger is entitled to a cash refund, a voucher for a future flight, or to re-schedule the cancelled flight.  Additionally, gift vouchers may be purchased by passengers. Where a voucher is issued, a liability for the amount paid by the passenger is recognized in full and held within unearned revenue until the voucher is utilized against a future flight, when it expires, or when it is probable that it will expire unexercised.

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

The Group recognizes the effect of modifications that increase the total fair value of the share-based payment arrangement. The incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity-settled share-based payments transactions vest.

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

During recent years, many European countries in which the Ryanair Group operates made available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and longterm schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to €nil in fiscal year 2023 (2022: €82m; 2021: €84m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600m HMT and Bank of England CCFF in full. There are no unfulfilled conditions attaching to government assistance at March 31, 2023.

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

Dividend distributions are recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2023
Cost
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Additions in year	1,747.0	20.4	9.8	6.6	0.1	1,783.9
Supplier Reimbursements*	(127.5)	—	—	—	—	(127.5)
Disposals in year	(220.5)	—	(0.1)	—	—	(220.6)
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Depreciation
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Charge for year	815.5	3.9	14.8	4.8	0.2	839.2
Eliminated on disposal	(217.5)	—	0.1	0.2	—	(217.2)
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Net book value
At March 31, 2023	9,731.8	112.1	54.5	10.5	—	9,908.9

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2022
Cost
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Additions in year	1,600.5	10.8	7.3	4.8	—	1,623.4
Supplier Reimbursements*	(113.9)	—	—	—	—	(113.9)
Disposals in year	(355.9)	—	(0.6)	(4.6)	—	(361.1)
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Depreciation
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Charge for year	638.2	5.3	14.5	6.5	0.3	664.8
Eliminated on disposal	(245.4)	—	(0.5)	(4.5)	—	(250.4)
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Net book value
At March 31, 2022	8,930.8	95.6	59.7	8.9	0.1	9,095.1

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2021
Cost
At March 31, 2020	13,278.9	107.4	127.8	80.7	5.0	13,599.8
Additions in year	274.4	16.7	4.1	4.5	0.3	300.0
Supplier Reimbursements*	(377.6)	—	—	—	—	(377.6)
Contractual amendments*	(496.9)	—	—	—	—	(496.9)
Disposals in year	(83.7)	—	—	—	—	(83.7)
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Depreciation
At March 31, 2020	4,009.9	29.7	50.6	67.1	4.5	4,161.8
Charge for year	476.0	4.3	14.3	7.4	0.4	502.4
Eliminated on disposal	(83.7)	—	—	—	—	(83.7)
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Net book value
At March 31, 2021	8,192.9	90.1	67.0	10.7	0.4	8,361.1

At March 31, 2023, aircraft with a net book value of €102m (2022: €692m; 2021: €950m) were mortgaged to lenders as security for loans. Under the security arrangements for the Company’s Ex-Im financed Boeing 737-800NG aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

In the year ended March 31, 2023 the Group sold no Boeing 737-800NG aircraft (2022: 10; 2021: 7).

*In December 2020, the Group revised its 2014 Agreement with Boeing to increase its firm orders with Boeing from 135 to 210. The terms of this agreement are confidential, but it sets out a restructured payment schedule over the delivery period from June 2021 to December 2024. This resulted in a reversal of certain pre-delivery trade payables of approximately €497m and the related amount capitalized into PPE above. In addition, the €620m (2023: €128m, 2022: €114m, 2021: €378m) reimbursements related to reasonable, and fair, compensation agreed with Boeing for the delivery delay of the Boeing 737-8200 aircraft and is recorded as a reduction in PPE above.

3.Right of use assets & lease liabilities

	Year ended March 31,
Leases under IFRS 16 recognized in Consolidated Income Statement	2023		2022	2021
	€M		€M	€M
Interest on lease liabilities	6.8		3.7	4.6
Depreciation charge	84.0		54.5	68.6
Expenses relating to short-term leases	—		—	6.7
Lease charge for the year	90.8		58.2	79.9

	At March 31,
Right of use-assets	2023		2022	2021
Balance at beginning of year	133.7		188.2	236.8
Depreciation charge for the year	(84.0)		(54.5)	(68.6)
Additions	47.2		—	27.9
Modification of leases	112.2	*	—	(7.9)
Balance at end of year	209.1		133.7	188.2

	At March 31,
Lease Liabilities	2023		2022	2021
Balance at beginning of year	138.3		183.1	245.9
Additions	9.9		—	27.9
Financing cash outflows from lease liabilities	(58.9)		(56.7)	(76.8)
Interest expense	6.8		3.7	4.6
Modification of leases	112.2	*	—	(2.7)
Exchange movements	(2.0)		8.2	(15.8)
Balance at end of year	206.3		138.3	183.1

	At March 31,
Lease Liabilities	2023		2022	2021
Current lease liability	43.2		56.9	52.5
Non-current lease liability	163.1		81.4	130.6
Total lease liabilities at end of year	206.3		138.3	183.1

A maturity analysis of our lease liabilities as at March 31, 2023 has been disclosed within Note 11. * Relates to the extension of 24 Airbus A320 leases during fiscal year 2023.

The Group negotiated rent concessions with its lessors for most of its aircraft leases as a result of the severe impact of the Covid-19 pandemic during fiscal year 2021. The Group applied the practical expedient for Covid-19-related rent concessions consistently to eligible rent concessions. There were no further rent concessions in fiscal year 2022 or 2023.

The amount recognized in profit or loss for the reporting period to reflect changes in lease payments arising from rent concessions to which the Group has applied the practical expedient for Covid-19-related rent concessions is €nil (2022: €nil, 2021: €nil).

4.Intangible assets

	At March 31,
	2023	2022	2021
Landing rights	€M	€M	€M

Balance at beginning of year	146.4	146.4	146.4
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in fiscal year 2019.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 13.4% for 2023, 11.2% for 2022 and 11.5% for 2021.

5.           Inventories

	At March 31,
	2023	2022	2021
	€M	€M	€M
Consumables	6.0	4.3	3.6

6.           Other assets

	At March 31,
	2023	2022	2021
	€M	€M	€M
Prepayments and other assets*	1,037.2	473.2	228.5
Interest receivable	10.3	—	—
	1,047.5	473.2	228.5

*Included in prepayments and other assets are amounts due after 1 year of approximately €169m (2022: €72m; 2021: €49m). Prepayments include €514m (2022: €128m; 2021: €98m) pertaining to EU ETS carbon credits to be utilized within 1 year.

7.           Trade receivables

	At March 31,
	2023	2022	2021
	€M	€M	€M
Trade receivables	59.7	43.5	18.6
	59.7	43.5	18.6

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2022: €nil; 2021: €nil). There were no bad debt write-offs in the year (2022: €nil; 2021: €nil).

At March 31, 2023, €5.1m (2022: €3.6m; 2021: €1.0m) of the accounts receivable balance were past due, of which €nil (2022: €nil; 2021: €nil) was impaired and €5.1m (2022: €3.6m; 2021: €1.0m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

8.           Restricted cash

Restricted cash consists of approximately €20m (2022: €23m; 2021: €34m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

9.           Trade payables

	At March 31,
	2023	2022	2021
	€M	€M	€M
Trade payables - Current	1,065.5	1,029.0	336.0
Trade payables - Non-current	—	49.2	179.9
	1,065.5	1,078.2	515.9

During the year ended March 31, 2021, the Group revised its 2014 Agreement with Boeing which resulted in a reversal of certain pre-delivery trade payables of €497m. Refer to Note 2 to the consolidated financial statements for further details.

Trade payable amounts are payable at various dates in the three months after the end of the financial year in accordance with the creditors’ usual and customary credit terms.

10.         Accrued expenses and other liabilities

	At March 31,
	2023	2022	2021
	€M	€M	€M
Accruals	1,276.6	953.0	887.3
Indirect tax and duties	720.4	485.6	96.7
Unearned revenue (contract liabilities)	2,786.5	1,554.2	290.9
	4,783.5	2,992.8	1,274.9

Contract liabilities comprise:	At March 31,
	2023	2022	2021
	€M	€M	€M
Opening contract liabilities	1,554.2	290.9	546.5
Revenue deferred during the year	11,343.0	5,648.4	1,248.0
Revenue recognized during the year	(10,110.7)	(4,385.1)	(1,503.6)
Closing contract liabilities	2,786.5	1,554.2	290.9

Indirect tax and duties comprise:

	At March 31,
	2023	2022	2021
	€M	€M	€M
PAYE (payroll taxes)	22.5	13.5	11.2
Other tax (principally air passenger duty in various countries)	697.9	472.1	85.5
	720.4	485.6	96.7

Creditors for tax and social insurance are payable in the timeframe set down in the relevant legislation.

11.Financial instruments – Fair values and risk management

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

(a)Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2023, 2022 and 2021. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, other assets, trade payables (current) and accrued expenses).

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2023, 2022 and 2021 were as follows:

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2023
Cash and cash equivalents	3,599.3	—	—	3,599.3	—
Financial asset: cash > 3 months	1,056.2	—	—	1,056.2	—
Restricted cash	19.5	—	—	19.5	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	279.4	—	279.4	279.4
- Jet fuel & carbon derivative contracts	—	49.6	—	49.6	49.6
- Jet fuel options	—	14.1	—	14.1	14.1
- Cross-currency swaps	—	3.6	—	3.6	3.6
- GBP currency swaps	—	—	—	—	—
Trade receivables	59.7	—	—	59.7	—
Total financial assets at March 31, 2023	4,734.7	346.7	—	5,081.4	346.7

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2022
Cash and cash equivalents	2,669.0	—	—	2,669.0	—
Financial asset: cash > 3 months	934.1	—	—	934.1	—
Restricted cash	22.7	—	—	22.7	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	474.1	—	474.1	474.1
- Jet fuel & carbon derivative contracts	—	956.3	—	956.3	956.3
- Jet fuel options	—	—	150.5	150.5	150.5
- Cross-currency swaps	—	4.6	—	4.6	4.6
- GBP currency swaps	—	—	—	—	—
Trade receivables	43.5	—	—	43.5	—
Total financial assets at March 31, 2022	3,669.3	1,435.0	150.5	5,254.8	1,585.5

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2021
Cash and cash equivalents	2,650.7	—	—	2,650.7	—
Financial asset: cash > 3 months	465.5	—	—	465.5	—
Restricted cash	34.1	—	—	34.1	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	208.9	—	208.9	208.9
- Cross-currency swaps	—	3.0	—	3.0	3.0
- GBP currency swaps	—	5.4	—	5.4	5.4
Trade receivables	18.6	—	—	18.6	—
Total financial assets at March 31, 2021	3,168.9	217.3	—	3,386.2	217.3

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2023
Current maturities of debt	1,056.7	—	—	1,056.7	1,051.7
Non-current maturities of debt	2,853.2	—	—	2,853.2	2,740.7
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	48.0	—	48.0	48.0
-Jet fuel & carbon derivative contracts	—	349.8	—	349.8	349.8
Trade payables (Current)	1,065.5	—	—	1,065.5	—
Trade payables (Non-current)	—	—	—	—	—
Accrued expenses	1,276.6	—	—	1,276.6	—
Total financial liabilities at March 31, 2023	6,252.0	397.8	—	6,649.8	4,190.2

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2022
Current maturities of debt	1,224.5	—	—	1,224.5	1,224.5
Non-current maturities of debt	3,714.6	—	—	3,714.6	3,727.7
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	—	31.0	31.0	31.0
-Jet fuel & carbon derivative contracts	—	7.6	—	7.6	7.6
Trade payables (Current)	1,029.0	—	—	1,029.0	—
Trade payables (Non-current)	49.2	—	—	49.2	49.2
Accrued expenses	953.0	—	—	953.0	—
Total financial liabilities at March 31, 2022	6,970.3	7.6	31.0	7,008.9	5,040.0

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2021
Current maturities of debt	1,725.9	—	—	1,725.9	1,725.9
Non-current maturities of debt	3,517.8	—	—	3,517.8	3,630.5
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	40.0	25.8	65.8	65.8
-Jet fuel derivative contracts	—	19.8	—	19.8	19.8
Trade payables (Current)	336.0	—	—	336.0	—
Trade payables (Non-current)	179.9	—	—	179.9	179.9
Accrued expenses	887.3	—	—	887.3	—
Total financial liabilities at March 31, 2021	6,646.9	59.8	25.8	6,732.5	5,621.9

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

Derivatives – currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2023 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Derivatives – jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

Financial instruments not measured at fair value

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

Trade payables: The value of trade payables has not been discounted as the effects of discounting would not be material.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2023
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	279.4	—	279.4
Cross-currency swaps	—	3.6	—	3.6
Jet fuel & carbon derivative contracts	—	63.7	—	63.7
	—	346.7	—	346.7
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	48.0	—	48.0
Jet fuel & carbon derivative contracts	—	349.8	—	349.8
	—	397.8	—	397.8
Financial liabilities not measured at fair value
Debt	—	3,792.4	—	3,792.4
Non-current trade payables	—	—	—	—
	—	3,792.4	—	3,792.4
Total	—	4,536.9	—	4,536.9

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2022
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	474.1	—	474.1
Jet fuel & carbon derivative contracts	—	1,106.8	—	1,106.8
Cross-currency swaps	—	4.6	—	4.6
	—	1,585.5	—	1,585.5
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	31.0	—	31.0
Jet fuel & carbon derivative contracts	—	7.6	—	7.6
	—	38.6	—	38.6
Financial liabilities not measured at fair value
Debt	—	4,952.2	—	4,952.2
Non-current trade payables	—	49.2	—	49.2
	—	5,001.4	—	5,001.4
	—	6,625.5	—	6,625.5

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2021
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	208.9	—	208.9
Jet fuel derivative contracts	—	5.4	—	5.4
Cross-currency swaps	—	3.0	—	3.0
	—	217.3	—	217.3
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	65.8	—	65.8
Jet fuel derivative contracts	—	19.8	—	19.8
	—	85.6	—	85.6
Financial liabilities not measured at fair value
Debt	—	5,356.4	—	5356.4
Non-current trade payables	—	179.9	—	179.9
	—	5,536.3	—	5,536.3
Total	—	5,839.2	—	5,839.2

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2023, 2022 and 2021 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c)Financial risk management

Risk management framework

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group’s operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts and call options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel. At March 31, 2023 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement.

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

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €nil on ineffective currency cash-flow hedges for fiscal year 2023 (2022: €nil, 2021: €8m loss).

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At March 31,
	2023			2022			2021
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources	78.1	—	88.8	28.3	—	33.6	8.1	—	9.5
U.S. Dollar cash and liquid resources	—	671.3	619.3	—	386.8	349.6	—	506.7	432.0
	78.1	671.3	708.1	28.3	386.8	383.2	8.1	506.7	441.5

	At March 31,
	2023				2022				2021
	GBP	U.S.$		Euro €	GBP	U.S.$		Euro €	GBP	U.S.$	Euro €
	£M	$M		€M	£M	$M		€M	£M	$M	€M
Monetary liabilities
U.S. dollar long term debt	—	280.8	*	259.1	—	311.3	*	281.3	—	95.7	81.6
U.K. GBP debt	—	—		—	—	—		—	597.3	—	701.8
Pre-delivery payments due to Boeing	—	669.2		617.4	—	296.2		267.7	—	517.3	441.1
	—	950.0		876.5	—	607.5		549.0	597.3	613.0	1,224.5

*During the year ended March 31, 2022, the Group issued promissory notes to the value of approximately €230m (U.S.$250m) with maturity dates of 31 October 2023. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

The following exchange rates have been applied:

	At March 31,
	2023	2022	2021
	€	€	€
USD 1.0000	1.0839	1.1065	1.1728
GBP 1.0000	0.8791	0.8422	0.8510

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Within Year 1	5,873.1	4,607.7	1,506.9
Greater than 1 Year	1,203.5	2,097.8	1,562.4
Total	7,076.6	6,705.5	3,069.3

The notional principle amount of outstanding forward foreign exchange contracts at March 31, 2023 are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. As at March 31, 2023 the hedged U.S. dollar rate is approximately U.S.$1.13 to €1.00.

Sensitivity analysis

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2023 would have a positive impact of €46m on the income statement (net of tax) (2022: €26m; 2021: €40m) and a negative impact of €38m on the income statement (net of tax) (2022: €2m; 2021: €33m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €677m impact (net of tax) on equity if the rate fell by 10% and a negative €554m impact (net of tax) if the rate increased by 10% (2022: €695m positive or €588m negative; 2021: €304m positive or €372m negative).

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

Exposures to interest rate risk

The following was the maturity profile of the Group’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses).

	Weighted
	average							2028 -
	rate	2024		2025		2026	2027	2031	Total
At March 31, 2023	(%)	€M		€M		€M	€M	€M	€M
Fixed rate
Secured debt	2.43%	16.2		12.3		—	—	—	28.5
Unsecured debt	1.39%	1,040.5	*	46.0		846.1	1,198.8	—	3,131.4
Debt	1.39%	1,056.7		58.3		846.1	1,198.8	—	3,159.9
Lease liabilities - right of use	4.37%	43.2		38.4		31.8	32.2	60.7	206.3
Total fixed rate debt		1,099.9		96.7		877.9	1,231.0	60.7	3,366.2
Floating rate
Unsecured long term debt	3.45%	—		750.0	**	—	—	—	750.0
Total floating rate debt	3.45%	—		750.0		—	—	—	750.0
Total financial liabilities		1,099.9		846.7		877.9	1,231.0	60.7	4,116.2
* Includes promissory notes amounting to approx. €230m
** Refinanced post year end (May 2023) with unsecured RCF at lower margin maturing May 2028

	Weighted
	average						2027 -
	rate	2023		2024	2025	2026	2028	Total
At March 31, 2022	(%)	€M		€M	€M	€M	€M	€M
Fixed rate
Secured debt	2.43%	62.9		52.2	12.0	—	—	127.1
Unsecured debt	1.31%	1,140.9	*	807.7	47.8	847.0	1,197.9	4,041.3
Debt	1.35%	1,203.8		859.9	59.8	847.0	1,197.9	4,168.4
Lease liabilities - right of use	2.33%	56.9		51.0	26.2	3.1	1.1	138.3
Total fixed rate debt		1,260.7		910.9	86.0	850.1	1,199.0	4,306.7
Floating rate
Secured long term debt	0.14%	20.7		—	—	—	—	20.7
Unsecured long term debt	0.75%	—		—	750.0	—	—	750.0
Total floating rate debt	0.73%	20.7		—	750.0	—	—	770.7
Total financial liabilities		1,281.4		910.9	836.0	850.1	1,199.0	5,077.4
* Includes promissory notes amounting to approx. €226m

	Weighted
	average					2026 -
	rate	2022	2023	2024	2025	2027	Total
At March 31, 2021	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured debt	2.47%	63.5	61.4	51.3	11.3	—	187.5
Unsecured debt	1.46%	1,617.4	916.2	808.9	49.0	849.0	4,240.5
Debt	1.50%	1,680.9	977.6	860.2	60.3	849.0	4,428.0
Lease liabilities - right of use	2.39%	52.5	53.8	48.1	24.8	3.9	183.1
Total fixed rate debt		1,733.4	1,031.4	908.3	85.1	852.9	4,611.1
Floating rate
Secured long term debt	0.70%	45.0	20.7	—	—	—	65.7
Unsecured long term debt		—	—	—	750.0	—	750.0
Total floating rate debt	0.70%	45.0	20.7	—	750.0	—	815.7
Total financial liabilities		1,778.4	1,052.1	908.3	835.1	852.9	5,426.8

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2023, all of the Group’s cash and liquid resources attracted a weighted average interest rate of 3.02% (2022: -0.31%; 2021: -0.26%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,
	2023	2022	2021
	Within	Within	Within
	1 year	1 year	1 year
Financial assets	€M	€M	€M
Cash and cash equivalents	3,599.3	2,669.0	2,650.7
Cash > 3 months	1,056.2	934.1	465.5
Restricted cash	19.5	22.7	34.1
Total financial assets	4,675.0	3,625.8	3,150.3

Derivative financial instruments – Interest rate risk exposure

The Group has cross currency swaps to swap fixed rate U.S. dollar denominated debt of U.S.$30.9m (2022: U.S.$48.1m; 2021: U.S.$65m) into a fixed rate euro debt of €24.5m (2022: €38m; 2021: €52m). As at March 31, 2023 the hedged euro fixed interest rate varies between 1.54% to 1.79% depending on the various tranches.

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2023, a plus one percentage point movement in interest rates would result in a respective increase of approximately €92m (net of tax) in net finance expense (2022: decrease €19m, 2021: increase €6m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €49m in net finance expense in the income statement (2022: increase €33m; 2021: increase €48m) and a nil increase or decrease in equity (2022: nil; 2021: nil). All of the Group’s interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

Jet fuel and carbon credits price risk

The Group’s historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2023, the Group had entered into forward hedging covering approximately 81% of the Group’s estimated fuel exposure for fiscal year 2024 and 8% of the Group’s estimated fuel exposure for fiscal year 2025.

The Group utilizes jet fuel forward contracts and jet fuel call options to manage exposure to jet fuel prices. These are used to hedge the Group’s forecasted fuel purchases and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These contracts are designated as cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices.

The Group has entered into jet fuel forward contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 to 24 months. The notional amount of these contracts are €3.3bn (2022: €1.8bn; 2021: €609m) at an average hedged rate of approximately U.S.$885 per metric tonne. (2022: U.S.$640; 2021: U.S.$545).

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €nil in fiscal year 2023 (2022: €nil, 2021: €219m) in relation to jet fuel hedges (€nil in relation to jet fuel swaps, and €nil in relation currency forward contracts).

The European Union Emissions Trading System (“EU-ETS”) is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

The Group’s fuel risk management policy includes hedging of the Group’s EU-ETS and UK-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2023, the Group had hedged approximately 54% of the Group’s estimated carbon exposure for fiscal year 2024 at approximately €75 per EUA (2022: fiscal year 2023 was 85% hedged at €48) and £72 per UKA (2022: £75).

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2023 would have a -€7m impact (2022: -€40m) on the income statement (net of tax) if the price fell by 10% and an +€4m impact (2022: +€47m) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2023 would have a -€258m impact (2022: -€234m) on equity if the price fell by 10% and a +€258m impact (2022: +€234m) if the price increased by 10%.

A plus or minus change of 10% in the price of carbon at March 31, 2023 would have a €nil impact (2022: nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2022: nil) if the price increased by 10%. The same movement of 10% in the price of carbon at March 31, 2023 would have a -€32m impact (2022: -€26m) on equity if the price fell by 10% and a +€32m impact (2022: +€26m) if the price increased by 10%.

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

At March 31, 2023, €5.1m (2022: €3.6m; 2021: €1.0m) of the accounts receivable balance were past due, of which €nil (2022: €nil; 2021: €nil) was impaired and €5.1m (2022: €3.6m; 2021: €1.0m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

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

Guarantees

At March 31, 2023, the Group has provided approximately €4.12bn (2022: €5.09bn; 2021: €5.43bn) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

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

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2023 of €4,675m (2022: €3,626m; 2021: €3,150m). During the year, the Group had a net cash outflows of €1,782m in relation to property, plant and equipment (2022: outflow of €957m; 2021: inflow of €195m). Cash generated from operations has been the principal source for these cash requirements during the year. The Group repaid an €850m 1.125% Eurobond under EMTN programme in March 2023 and repaid €51m of Ex-Im debt early.

The Board of Directors periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2024.

At March 31, 2023, the Group had total borrowings of €4,116m (2022: €5,077m; 2021: €5,427m), including  capitalized leases (under IFRS 16) of €206m (2022: €138m; 2021: €183m) from various financial institutions and the debt capital markets. Financing for the acquisition of 7 Boeing 737-800NG aircraft (2022: 50; 2021: 66) was provided on the basis of guarantees granted by the Ex-Im Bank. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to three unsecured Eurobonds, with a cumulative amount of €2,792m, a €750m unsecured syndicate bank loan, and 29 aircraft held under operating leases in right of use assets.

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

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2024	2025	2026	2027	Thereafter
At March 31, 2023	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.39%	3,159.9	3,284.4	1,100.6	93.5	881.0	1,209.3	—
- Floating rate debt: 3.45%	750.0	782.3	25.9	756.4	—	—	—
- Lease liabilities	206.3	233.4	51.1	45.0	37.0	35.9	64.4
	4,116.2	4,300.1	1,177.6	894.9	918.0	1,245.2	64.4
Derivative financial instruments
- Currency forward contracts – outflows	48.0	3,658.2	3,281.4	245.1	10.6	10.0	111.1
- Currency forward contracts – inflows	—	(3,645.4)	(3,263.2)	(246.9)	(10.7)	(10.2)	(114.4)
- Commodity forward contracts	349.8	349.8	341.8	8.0	—	—	—
Trade payables	1,065.5	1,065.5	1,065.5	—	—	—	—
Accrued expenses	1,276.6	1,276.6	1,276.6	—	—	—	—
Total at March 31, 2023	6,856.1	7,004.8	3,879.7	901.1	917.9	1,245.0	61.1

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2023	2024	2025	2026	Thereafter
At March 31, 2022	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.35%	4,168.4	4,341.5	1,260.1	904.8	95.1	872.2	1,209.3
- Floating rate debt: 0.73%	770.7	783.5	26.4	5.7	751.4	—	—
- Lease liabilities	138.3	142.0	59.2	52.2	26.6	3.0	1.0
	5,077.4	5,267.0	1,345.7	962.7	873.1	875.2	1,210.3
Derivative financial instruments
- Currency forward contracts – outflows	31.0	496.8	496.8	—	—	—	—
- Currency forward contracts – inflows	—	(463.7)	(463.7)	—	—	—	—
- Commodity forward contracts	7.6	7.6	7.6	—	—	—	—
Trade payables	1,078.2	1,078.2	1,029.0	49.2	—	—	—
Accrued expenses	953.0	953.0	953.0	—	—	—	—
Total at March 31, 2022	7,147.2	7,338.9	3,368.4	1,011.9	873.1	875.2	1,210.3

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2022	2023	2024	2025	Thereafter
At March 31, 2021	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.40%	4,428.0	4,646.7	1,746.7	1,022.8	894.2	85.1	897.9
- Floating rate debt: 0.70%	815.7	834.4	50.8	26.5	5.7	751.4	—
- Lease liabilities	183.1	189.0	56.3	54.6	49.7	24.5	3.9
	5,426.8	5,670.1	1,853.8	1,103.9	949.6	861.0	901.8
Derivative financial instruments
- Currency forward contracts – outflows	65.8	3,181.9	2,718.7	428.7	8.9	22.9	2.7
- Currency forward contracts – inflows	—	(3,117.2)	(2,662.8)	(418.7)	(9.1)	(23.8)	(2.8)
- Commodity forward contracts	19.8	19.8	19.8	—	—	—	—
Trade payables	515.9	515.9	336.0	130.0	26.8	23.1	—
Accrued expenses	887.3	887.3	887.3	—	—	—	—
Total at March 31, 2021	6,915.6	7,157.8	3,152.8	1,243.9	976.2	883.2	901.7

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

Derivative financial instruments:
	At March 31,
	2023	2022	2021
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	269.6	337.5	170.1
Fuel and oil operating expenses	(38.2)	105.6	(27.0)
GBP currency swaps	—	—	5.4
Interest rate risk
Variable-rate instruments	3.6	4.5	3.0
Commodity price risk
Fuel and carbon operating expenses	(286.1)	948.7	(19.8)
Net derivative position at year end	(51.1)	1,396.3	131.7

Change in gross value used for calculating hedge ineffectiveness:
	At March 31,
	2023	2022	2021
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	407.0	(129.8)	356.7
Fuel and oil operating expenses	405.1	(110.5)	210.6
GBP currency swap	—	9.6	(5.4)
Interest rate risk
Variable-rate instruments	3.8	(1.4)	5.1
Commodity price risk
Fuel and carbon operating expenses	2,806.5	(788.8)	(1,108.5)
Total	3,622.4	(1,020.9)	(541.5)

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2023
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	265.6	83.1	348.7
Fuel and oil operating expenses	(38.2)	—	(38.2)
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	(6.6)	—	(6.6)
Commodity price risk
Fuel and carbon operating expenses	(300.1)	—	(300.1)
Gross cashflow hedge reserve	(79.3)	83.1	3.8

*Deferred taxes included in Hedge reserve were €28m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2022
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	322.5	72.6	395.1
Fuel and oil operating expenses	105.6	—	105.6
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	(4.3)	—	(4.3)
Commodity price risk
Fuel and carbon operating expenses	948.7	—	948.7
Gross cashflow hedge reserve	1,372.5	72.6	1,445.1

*Deferred taxes included in Hedge reserve were €150m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2021
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	139.7	102.3	242.0
Fuel and oil operating expenses	(10.6)	—	(10.6)
GBP currency swaps	5.4	—	5.4
Interest rate risk
Variable-rate instruments	(6.1)	—	(6.1)
Commodity price risk
Fuel and carbon operating expenses	(14.0)	—	(14.0)
Gross cashflow hedge reserve	114.4	102.3	216.7

* Deferred taxes included in Hedge reserve were €5m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied

Movement: in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2023
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(407.0)	—	—
Fuel and oil operating expenses	(405.1)	—	261.2
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	(3.8)	—	2.9
Commodity price risk
Fuel and carbon operating expenses	(2,806.5)	—	1,557.5
Total movement in derivative instruments	(3,622.4)	—	1,821.6

	At March 31, 2022
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	129.8	—	—
Fuel and oil operating expenses	110.5	—	3.2
GBP currency swaps	(9.6)	—	4.2
Interest rate risk
Variable-rate instruments	1.4	—	0.1
Commodity price risk
Fuel and carbon operating expenses	788.8	—	176.5
Total movement in derivative instruments	1,020.9	—	184.0

	At March 31, 2021
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(356.7)	38.4	—
Fuel and oil operating expenses	(210.6)	(57.1)	5.2
GBP currency swaps	5.4	—	—
Interest rate risk
Variable-rate instruments	(5.1)	—	0.1
Commodity price risk
Fuel and carbon operating expenses	1,108.5	(153.1)	(263.5)
Total movement in derivative instruments	541.5	(171.8)	(258.2)

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash-flow hedges realized during the year:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	1,557.5	176.5	(263.5)
Interest rate swaps
Reclassification adjustments for losses recognized in finance expense	2.9	0.1	0.1
Foreign currency forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	261.2	7.4	5.2
	1,821.6	184.0	(258.2)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realized during the year:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Foreign currency forward contracts
Recognized in property plant and equipment – aircraft additions	(308.1)	78.1	5.0
	(308.1)	78.1	5.0

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts.

	At March 31,
	2023			2022			2021
	Within	> 1 Year		Within	> 1 Year		Within	> 1 Year
	1 Year	(non—		1 Year	(non—		1 Year	(non—
	(current)	current)	Total	(current)	current)	Total	(current)	current)	Total
	€M	€M	€M	€M	€M	€M	€M	€M	€M
Foreign currency risk notional amounts
for effective hedges
PP&E — aircraft additions	1,893.6	411.9	2,305.5	2,082.4	2,097.9	4,180.3	1,632.7	1,935.7	3,568.4
Fuel and oil operating expenses	3,979.4	791.6	4,771.0	2,151.8	—	2,151.8	1,202.2	—	1,202.2
GBP currency swaps	—	—	—	—	—	—	695.3	—	695.3

— Within derivative financial assets	226.2	53.2	279.4	313.7	160.4	474.1	104.9	109.4	214.3
— Within derivative financial liabilities	(44.9)	(3.1)	(48.0)	(31.0)	—	(31.0)	(59.4)	(6.4)	(65.8)
	181.3	50.1	231.4	282.7	160.4	443.1	45.5	103.0	148.5

Interest rate risk notional amounts for effective hedges
Variable—rate instruments	16.4	15.6	32.0	12.1	31.4	43.5	13.4	38.2	51.6

Total fair value for all interest rate risk related derivative instruments
— Within derivative financial assets	2.2	1.4	3.6	1.9	2.5	4.4	1.0	2.0	3.0

Commodity price risk notional amounts for effective hedges
Fuel and carbon operating expenses	3,504.5	310.5	3,815.0	1,901.0	154.6	2,055.6	577.6	—	577.6

Total fair value for all commodity fuel & carbon related derivative instruments:
— Within derivative financial assets	63.7	—	63.7	934.1	22.2	956.3	—	—	—
— Within derivative financial liabilities	(341.7)	(8.1)	(349.8)	(7.5)	—	(7.5)	(19.8)	—	(19.8)
	(278.0)	(8.1)	(286.1)	926.6	22.2	948.8	(19.8)	—	(19.8)

Fair values as reported in the consolidated balance sheet
Derivative financial assets	292.1	54.6	346.7	1,400.4	185.1	1,585.5	106.0	111.3	217.3
Derivative financial liabilities	(386.6)	(11.2)	(397.8)	(38.6)	—	(38.6)	(79.2)	(6.4)	(85.6)

Derivative financial assets analyzed between those:
— Designated as continuing cash flow hedges	292.1	54.6	346.7	1,208.6	185.1	1,393.7	72.3	98.1	170.4
— Where hedge accounting is no longer applied	—	—	—	41.2	—	41.2	33.7	13	46.9
— Designated as fair value financial instruments	—	—	—	150.6	—	150.6	—	—	—
	292.1	54.6	346.7	1,400.4	185.1	1,585.5	106.0	111.3	217.3

Derivative financial liabilities analyzed between those:
— Designated as continuing cash flow hedges	(386.6)	(11.2)	(397.8)	(7.5)	—	(7.5)	(36.9)	(0.6)	(37.5)
— Where hedge accounting is no longer applied	—	—	—	—	—	—	(22.4)	—	(22.4)
— Designated as fair value financial instruments	—	—	—	(31.1)	—	(31.1)	(19.9)	(5.8)	(25.7)
	(386.6)	(11.2)	(397.8)	(38.6)	—	(38.6)	(79.2)	(6.4)	(85.6)

12.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Current tax assets
Corporation tax assets	—	—	—
Total current tax assets	—	—	—

Current tax liabilities
Corporation tax liabilities	66.3	47.7	48.1
Total current tax liabilities	66.3	47.7	48.1

Deferred tax assets
Tax losses and temporary differences on plant, equipment and derivatives	(6.6)	(42.3)	(14.0)
Total deferred tax assets	(6.6)	(42.3)	(14.0)

Deferred tax liabilities
Temporary differences on property, plant and equipment and derivatives	159.3	266.5	272.4
Total deferred tax liabilities	159.3	266.5	272.4

Total tax liabilities (net)	219.0	271.9	306.5

	At March 31,
	2023	2022	2021
	€M	€M	€M
Reconciliation of current tax
Liability/(asset) at beginning of year	47.7	48.1	(44.5)
Corporation tax charge/(credit) in year	22.7	(9.9)	5.5
Tax (paid)/received	(4.1)	9.5	87.1
Liability at end of year	66.3	47.7	48.1

	At March 31,
	2023	2022	2021
	€M	€M	€M
Reconciliation of deferred tax
Net liability at beginning of year	224.2	258.4	299.9
Temporary differences on derivatives hedging instruments	(177.5)	145.0	57.6
Tax losses and temporary differences on property, plant and equipment and other non-derivative items	106.0	(179.2)	(99.1)
Net liability at end of year	152.7	224.2	258.4

The components of the tax expense in the income statement were as follows:

	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
Corporation tax charge/(credit)	22.7	(9.8)	5.5
Deferred tax charge/(credit) relating to temporary differences on property, plant and equipment, net operating losses and other non-derivative items	106.0	(179.2)	(99.1)
	128.7	(189.0)	(93.6)

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended
	March 31,
	2023	2022		2021
	%	%		%
Statutory rate of Irish corporation tax on profit/(loss)	12.5	(12.5)		(12.5)
Non-Irish profits and losses subject to other tax rates	(4.3)	(21.3)		(0.7)
Valuation adjustments on deferred tax assets	0.3	(11.1)	*	4.8
Other movements	0.4	1.0		—
Total effective rate of taxation on profit/(loss)	8.9	(43.9)		(8.4)

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

From April 1, 2024, the overall effective tax rate of the Company is expected to increase on the enactment of the EU Commission’s directive relating to the OECD’s proposals for a global minimum tax rate of 15%. Any increase in corporation tax rates or changes in the basis of calculation resulting from Pillar Two would result in the Company paying higher corporation taxes in the future. From April 2024, the corporation tax rate in the U.K. will increase from 19% to 25%.

The deferred tax movement per each type of temporary difference is detailed below:

	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
Property, plant and equipment	52.2	(149.7)	(21.9)
IFRS 15 transition adjustment	7.1	7.1	7.1
Right of use assets & lease liabilities	—	—	0.6
Net operating losses	46.7	(40.5)	(85.0)
Other	—	3.9	0.1
Deferred tax credit/(charge)	106.0	(179.2)	(99.1)

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	66.6	117.7	124.5
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(16.4)	2.7	0.2
Net hedge ineffectiveness and discontinuation transferred to profit or loss	—	—	(24.4)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(227.7)	24.1	(42.7)
Total tax (credit)/charge in other comprehensive income	(177.5)	144.5	57.6

The principal components of net deferred tax at each year-end were:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Arising on designated hedging instruments	(27.6)	149.8	4.8
Property, plant and equipment	313.8	261.7	411.3
Net operating losses	(133.5)	(180.2)	(139.6)
IFRS 15 transition adjustment	—	(7.1)	(14.2)
Other	—	—	(3.9)
Total	152.7	224.2	258.4

Deferred tax assets are recognised on the basis that it is probable that sufficient future near-term profits will be available against which deductible temporary differences and losses carried forward may be utilised.

The Group continues not to recognise a deferred tax asset in respect of €249m of historic trading losses accrued in LaudaMotion GmBH.

No deferred tax has been provided for unremitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Group’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

13.         Provisions

	At March 31,
	2023	2022	2021
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	169.8	98.8	53.2
Provision for pension obligation (b)	4.5	4.5	4.5
	174.3	103.3	57.7

	At March 31,
	2023	2022	2021
(a) Provision for aircraft maintenance on leased aircraft	€M	€M	€M
At beginning of year	98.8	53.2	75.4
Increase in provision during the year	71.0	55.6	37.3
Utilization of provision upon the hand-back of aircraft	—	(10.0)	(59.5)
At end of year	169.8	98.8	53.2

During fiscal year 2023, the Company returned 1 Airbus A320 aircraft held under lease to the lessor. During fiscal year 2022, the Company returned 3 Boeing 737 (2021: 11) aircraft held under lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2023, 2022 and 2021 are as follows:

	Carrying
	Value	2024	2025	2026	2027	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2023
Provision for leased aircraft maintenance	169.8	19.8	30.1	10.4	5.4	104.1

	Carrying
	Value	2023	2024	2025	2026	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2022
Provision for leased aircraft maintenance	98.8	9.2	23.3	56.7	9.6	—

	Carrying
	Value	2022	2023	2024	2025	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2021
Provision for leased aircraft maintenance	53.2	10.3	4.1	11.5	24.3	3.0

	At March 31,
	2023	2022	2021
(b) Provision for pension obligation	€M	€M	€M
At beginning of year	4.5	4.5	4.5
Movement during the year	—	—	—
At end of year	4.5	4.5	4.5

See Note 20 to the consolidated financial statements for further details.

14.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2023	2022	2021
	€M	€M	€M
Authorized/Share Capital reorganization
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.8
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	11.2
Allotted, called-up and partly paid:
1,128,062,028 ordinary equity shares of 0.600 euro cent each	—	—	6.7
1,134,528,528 ordinary equity shares of 0.600 euro cent each	—	6.8	—
1,138,674,528 ordinary equity shares of 0.600 euro cent each	6.9	—	—

Movements in the share capital balance year-on-year principally relates to 4.1m new shares issued in fiscal year 2023, following the exercise of share options, (2022: 6.5m; 2021: 3.6m). There were no share buybacks, resulting in no cancelled shares, in fiscal year 2023 (2022: nil; 2021: nil).

Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2023	2022	2021
	€M	€M	€M
Balance at beginning of year	1,328.2	1,161.6	738.5
Net proceeds from shares issued	31.7	46.8	423.1
Share premium receivable on shares issued	20.0	119.8	—
Balance at end of year	1,379.9	1,328.2	1,161.6

(c)Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were approximately 0.9m cumulative conditional ordinary shares granted under LTIP 2019 at March 31, 2023.

Details of the share options outstanding are set out below:

	Share	Weighted Avg.
	Options	Exercise
	M	Price (€)
Outstanding at March 31, 2020	34.8	9.57
Granted	—	—
Forfeited	(1.2)	11.56
Exercised	(3.6)	6.42
Outstanding at March 31, 2021	30.0	9.83
Granted	—	—
Forfeited	(0.7)	12.98
Exercised	(6.5)	7.23
Outstanding at March 31, 2022	22.8	10.57
Granted	—	—
Forfeited	—	—
Exercised	(4.1)	7.64
Outstanding at March 31, 2023	18.7	11.24

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2023 was €14.95 (2022: €13.59; 2021: €16.55). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in fiscal year 2023 were €15.76 and €10.09 respectively (fiscal year 2022 were €18.45 and €11.83 respectively; fiscal year 2021 were €17.56 and €8.20 respectively). There were 1.7m options exercisable at March 31, 2023 (2022: 4.3m; 2021: 10.9m). The average share price for fiscal year 2023 was €13.20 (2022: €16.08; 2021: €13.01).

There were 4.1m options exercised during fiscal year 2023 (2022: 6.5m; 2021: 3.6m).

At March 31, 2023 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

		No.	Remaining
	Exercise	options	contractual
	price	outstanding	life
	€	M	(years)
Vested	6.25	—	—
Vested	6.74	—	—
Vested	8.35	—	—
	11.12	17.0	3.9
Vested	12.00	1.6	1.4
Vested	14.40	0.1	1.4
Vested	17.55	—	—
Weighted average	11.24	18.7	3.67

The Company has accounted for its share option and LTIP grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of approximately €16m to the income statement (2022: €9m; 2021: €4m) being recognized within the income statement in accordance with employee services rendered.

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

15.         Other reserves

The total share-based payments reserve at March 31, 2023 was approximately €41m (2022: €31m; 2021: €31m). The total cash-flow hedge reserve amounted to positive €31m at March 31, 2023 (2022: positive €1,295m; 2021: positive €211m). Further details of the Group’s derivatives are set out in Note 11 of the consolidated financial statements.

16.         Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group currently comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK Limited (which is currently consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Malta Air is reported as a separate segment as it exceeded the applicable quantitative thresholds for reporting purposes for the year ended March 31, 2022, and is included for comparative purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows:

	At March 31, 2023
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	€M	€M	€M	€M	€M
Scheduled revenue	6,843.4	—	86.9	—	6,930.3
Ancillary revenue	3,844.9	—	—	—	3,844.9
Inter-segment revenue	759.4	868.8	425.7	(2,053.9)	—
Segment revenue	11,447.7	868.8	512.6	(2,053.9)	10,775.2

Reportable segment profit after income tax (i)	1,382.3	10.1	35.6	—	1,428.0

Other segment information:
Depreciation	(876.6)	—	(46.6)	—	(923.2)
Finance expense	(70.2)	—	(6.6)	—	(76.8)
Finance income	42.4	—	—	—	42.4
Capital expenditure	(1,760.1)	—	(153.0)	—	(1,913.1)

Reportable segment assets	15,920.4	90.4	395.1	—	16,405.9
Reportable segment liabilities	9,914.7	96.0	752.2	—	10,762.9

	At March 31, 2022
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	€M	€M	€M	€M	€M
Scheduled revenue	2,616.1	—	36.4	—	2,652.5
Ancillary revenue	2,148.4	—	—	—	2,148.4
Inter-segment revenue	698.5	679.4	406.9	(1,784.8)	—
Segment revenue	5,463.0	679.4	443.3	(1,784.8)	4,800.9

Reportable segment (loss)/profit after income tax (i)	(354.7)	5.9	(6.2)	—	(355.0)

Other segment information:
Depreciation	(660.1)	—	(59.3)	—	(719.4)
Finance expense	(87.8)	—	(3.6)	—	(91.4)
Capital expenditure	(1,527.8)	—	(5.0)	—	(1,532.8)

Reportable segment assets	14,832.1	69.6	248.1	—	15,149.8
Reportable segment liabilities	8,879.3	85.3	639.9	—	9,604.5

	At March 31, 2021
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	€M	€M	€M	€M	€M
Scheduled revenue	1,020.2	—	15.8	—	1,036.0
Ancillary revenue	599.8	—	—	—	599.8
Inter-segment revenue	586.4	464.2	196.9	(1,247.5)	—
Segment revenue	2,206.4	464.2	212.7	(1,247.5)	1,635.8

Reportable segment loss after income tax (i)	(641.6)	(18.7)	(155.1)	—	(815.4)

Other segment information:
Depreciation	(506.6)	—	(64.4)	—	(571.0)
Finance expense	(65.6)	—	(4.2)	—	(69.8)
Finance income	10.9	—	5.1	—	16.0
Capital expenditure	(343.0)	—	(33.6)	—	(376.6)

Reportable segment assets	11,898.7	86.7	342.6	—	12,328.0
Reportable segment liabilities	6,830.8	108.3	742.3	—	7,681.4

(i)Reportable segment profit after income tax in the financial year ended March 31, 2023, excludes a net exceptional loss after tax of €114m, attributable to the fair value measurement of jet fuel call options. Reportable segment (loss)/profit after income tax in the financial year ended March 31, 2022, excludes a net exceptional gain after tax of €114m, attributable to the fair value measurement of jet fuel call options. Reportable segment loss after income tax in the financial year ended March 31, 2021, excludes a charge of €200m, attributable to a hedge ineffectiveness charge on jet fuel derivative instruments, foreign currency derivative instruments related to jet fuel, and aircraft delivery delays.

Entity-wide disclosures:

Disaggregation of revenues

The following table disaggregates total revenue by primary geographical market. In accordance with IFRS 8, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other” includes all other countries in which the Group has operations.

	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
United Kingdom	1,589.7	564.0	251.4
Italy	2,364.5	1,188.8	377.5
Spain	1,883.4	873.8	315.7
Ireland	640.4	229.6	81.0
Other	4,297.2	1,944.7	610.2
Total revenue	10,775.2	4,800.9	1,635.8

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognized at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

All of the Group’s operating profits/(losses) arise from low fares airline-related activities. The major revenue earning assets of the Group are its aircraft. Since the Group’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

17.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended
	March 31,
	2023	2022	2021
Flight and cabin crew	18,432	15,289	13,806
Sales, operations, management and administration	2,365	1,958	1,896
Average	20,797	17,247	15,702

At March 31, 2023 the Company had a team of 22,261 aviation professionals (2022: 19,116, 2021: 15,016).

The aggregate payroll costs of these persons were as follows:	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
Staff and related costs	1,085.4	641.1	438.4
Social welfare costs	80.8	32.5	25.0
Other pension costs (a)	9.0	7.9	5.2
Share based payments (b)	16.2	8.6	3.6
	1,191.4	690.1	472.2

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €9m in 2023 (2022: €8m; 2021: €5m).

(b)	In the year ended March 31, 2023 the charge in the income statement of €16m for share based compensation comprises a charge for the fair value of various share options granted in prior periods and conditional shares granted under LTIP 2019 in fiscal year 2023, which are being recognized in the income statement in accordance with services rendered.

Staff costs capitalized into assets (and therefore excluded from the table above) during the fiscal year 2023 amounted to €36m (2022: €28m; 2021: €30m).

Government grants and assistance

During recent years, many European countries in which the Ryanair Group operates made available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and longterm schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to €nil in fiscal year 2023 (2022: €82m; 2021: €84m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600m HMT and Bank of England CCFF in full.

There are no unfulfilled conditions attaching to government assistance at March 31, 2023.

18. Statutory and other information	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
Directors’ emoluments:
-Fees	0.6	0.6	0.5
-Share based compensation	1.9	1.9	1.9
-Other emoluments	0.9	1.0	0.3
Total Directors’ emoluments	3.4	3.5	2.7
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.8	0.6	0.6
- Audit related services	—	0.1	0.1
- Tax advisory services (ii)	0.1	—	0.1
Total fees	0.9	0.7	0.8
Included within the above total fees, the following fees were payable to other PwC (2022 & 2021: KPMG) firms outside of Ireland:
- Audit services (i)	—	0.1	0.1
- Audit related services	—	—	—
- Tax advisory services (ii)	0.1	—	—
Total fees	0.1	0.1	0.1
Depreciation of owned property, plant and equipment	839.2	664.8	502.4
Depreciation of property, plant and equipment held under leases	—	—	5.9
Lease charges, principally for aircraft (iii)	—	—	6.7

(i)	Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In fiscal year 2023 €1,000 (2022: €1,000; 2021: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.
(iii)	Lease charges relates to leases with a duration of less than 12 months for which the Company availed of the short-term lease exemption under IFRS 16.

(a) Fees and emoluments - Executive Director	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
Basic salary	0.50	0.50	0.25
Bonus (performance and target-related)	0.43	0.48	—
	0.93	0.98	0.25
Non-cash technical accounting share based compensation charge (i)	1.78	1.78	1.78
	2.71	2.76	2.03

(i)2021, 2022 and 2023 include €1.78m non-cash, technical accounting charge for 10m unvested share options granted under the Group CEO’s contract in February 2019 (as extended to July 2028 in fiscal year 2023).

During the years ended March 31, 2023, 2022 and 2021 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors	Year ended
	March 31,
	2023	2022	2021
	€'000	€'000	€'000
Fees
David Bonderman (i)	—	—	16.7
Róisín Brennan	50.0	50.0	45.8
Michael Cawley	50.0	50.0	45.8
Emer Daly	50.0	50.0	45.8
Geoff Doherty (ii)	50.0	25.0	—
Stan McCarthy	100.0	100.0	87.5
Kyran McLaughlin (i)	—	—	11.9
Howard Millar	50.0	50.0	45.8
Dick Milliken	50.0	50.0	45.8
Anne Nolan (iii)	16.7	—	—
Mike O’Brien	75.0	75.0	68.8
Julie O’Neill (iv)	25.0	50.0	45.8
Louise Phelan	50.0	50.0	45.8
	566.7	550.0	505.5
Emoluments
Share based compensation	72.5	80.1	83.1
Total	639.2	630.1	588.6

(i)	Retired in May 2020.
(ii)	Joined in October 2021.
(iii)	Joined in December 2022.
(iv)	Retired in September 2022.

In fiscal year 2023 the Company incurred total share-based (non-cash) compensation expense of €1.9m (2022: €1.9m; 2021: €1.9m) in relation to Directors.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2023 was €0.1m (2022: €0.1m; 2021: €0.1m).  Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O’Leary is a member of a defined contribution plan. During the years ended March 31, 2023, 2022 and 2021 the Company did not make contributions to the defined contribution plan for Mr. O’Leary.  No Non-Executive Directors are members of the Company pension plans or received pension contributions in fiscal years ended March 31, 2023, 2022 and 2021.

19.Finance expense

	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
Interest expense	76.8	91.4	69.8
Hedge discontinuance and ineffectiveness (see Note 11)	—	—	227.3
	76.8	91.4	297.1

20.Retirement benefits

Defined contribution schemes

At March 31, 2023 the Company operates defined-contribution retirement plans in Ireland and the U.K.

The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €9m in fiscal year 2023 (2022: €8m; 2021: €5m).

Defined-benefit schemes

During fiscal year 2016 the Company closed the defined benefit plan for U.K. employees to future accruals. The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2023 was €4m (2022: €4m; 2021: €4m). Costs associated with the scheme during fiscal year 2023 were €nil (2022: €nil; 2021: €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Present value of benefit obligations	(14.9)	(14.9)	(14.9)
Fair value of plan assets	10.4	10.4	10.4
Present value of net obligations	(4.5)	(4.5)	(4.5)
Related deferred tax asset	0.6	0.6	0.6
Net pension liability	(3.9)	(3.9)	(3.9)

21.      Earnings/(Loss) per share

	Year ended March 31,
	2023	2022	2021
Basic earnings/(loss) per ordinary share (€)	1.1557	(0.2130)	(0.9142)
Diluted earnings/(loss) per ordinary share (€)	1.1529	(0.2130)	(0.9142)
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,136.8	1,130.5	1,110.4
Diluted	1,139.6	1,130.5	1,110.4

Details of share options in issue have been described more fully in Note 14 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options and conditional shares granted under the Company’s share option and LTIP 2019 schemes. For fiscal year 2022 and 2021, due to the loss-making position, share options are anti-dilutive in accordance with IAS 33 and therefore are not assumed to be converted. For fiscal year 2023, the weighted average number of shares in issue of 1,140m includes weighted average share options assumed to be converted, and equal to a total of 3m shares.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

22.         Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, shortly after the FAA's ungrounding of the Boeing 737-MAX aircraft in the U.S., the Company announced that it had converted its remaining 75 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 210 Boeing 737-8200 aircraft. Following certification of the Boeing 737-8200 by the FAA in late March 2021, and EASA in early April 2021, the Group took delivery of its first Boeing 737-8200 in June 2021 and had 98 of these aircraft in its fleet at March 31, 2023. Deliveries are expected to continue until the end of fiscal year 2025.

The table below includes the future Purchase Obligations for firm aircraft purchases under the existing 2014 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately U.S.$102.5m for each aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years.  The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0839 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the delayed commencement of aircraft deliveries.  These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing contract.  Under the terms of the 2014 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2023.

	Obligations Due by Period
Purchase Obligations	Total	FY24	FY25
	€M	€M	€M
2014 Boeing Contract	4,342	2,895	1,447

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

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission finding that there was state aid. In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven “aid” decisions to the EU General Court. In late 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport.  Ryanair appealed these four negative findings to the Court of Justice of the EU. In December 2019, Ryanair discontinued these four appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport is pending discontinuance following the European Commission’s withdrawal of its decision in March 2023 as a result of a General Court ruling in a related case. Both Ryanair and the European Commission have submitted to the General Court that there is no need to rule in this case. In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in late 2021 and a ruling is currently expected in 2023. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision in February 2021 to the EU General Court and a ruling is currently expected in 2023. In July 2022, the European Commission announced findings of state aid to Ryanair in its arrangements with La Rochelle airport, ordering Ryanair to repay a total of approximately €8.4m of alleged aid. Ryanair will appeal this finding of state aid to the General Court once the European Commission’s decision has been published.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing (as is the European Commission’s re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 “aid” decision), and Ryanair currently expects that they will conclude in 2023, with any European Commission decisions appealable to the EU General Court.

Ryanair is also facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn) launched by Lufthansa in 2006.

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

23.         Note to cash flow statement

The following table outlines the changes in the carrying value of net cash/(debt):

	At March 31,
	2023	2022	2021
	€M	€M	€M
Net debt at beginning of year	(1,451.6)	(2,276.5)	(403.2)
Changes from financing cashflows
Increase in cash and cash equivalents in year, including net foreign exchange differences	930.3	18.3	84.3
Increase/(decrease) in financial assets: cash > 3 months	122.1	468.6	(741.7)
Decrease in restricted cash	(3.2)	(11.4)	(0.3)
Net cash flow from decrease/(increase) in debt	1,085.7	583.3	(1,201.5)
Movement in net funds resulting from cash flows	2,134.9	1,058.8	(1,859.2)

Other changes
Translation on U.S. dollar denominated debt	0.9	(4.2)	15.7
Promissory notes	—	(225.9)	—
Lease additions	(122.1)	—	(25.2)
Interest expense	(3.3)	(3.8)	(4.6)
Movement from other changes	(124.5)	(233.9)	(14.1)

Net cash/(debt) at end of year	558.8	(1,451.6)	(2,276.5)
Analyzed as:
Cash and cash equivalents, cash > 3 months and restricted cash	4,675.0	3,625.8	3,150.3
Total borrowings*	(4,116.2)	(5,077.4)	(5,426.8)
Net cash/(debt)	558.8	(1,451.6)	(2,276.5)

*Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Balance at beginning of year	1,328.2	1,161.6	738.5
Changes from financing cashflows
Net proceeds from shares issued	31.7	46.8	423.1
Non-cash movement in share premium	20.0	119.8	—
Movement in net funds resulting from cash flows	51.7	166.6	423.1
Balance at end of year	1,379.9	1,328.2	1,161.6

The following table outlines the changes in liabilities arising from financing activities:

	At March 31,
	2023	2022	2021
	€M	€M	€M
Balance at beginning of year	(5,077.4)	(5,426.8)	(4,211.2)
Proceeds from borrowings	—	(1,192.0)	(2,228.6)
Repayments of borrowings	1,039.4	1,722.3	950.3
Lease liabilities paid	46.3	53.0	76.8
Lease additions	(122.1)	—	(25.2)
Interest expense	(3.3)	(3.8)	(4.6)
Foreign exchange	0.9	(4.2)	15.7
Promissory notes	—	(225.9)	—
Balance at end of year	(4,116.2)	(5,077.4)	(5,426.8)
Less than one year	(1,099.9)	(1,281.4)	(1,778.4)
More than one year	(3,016.3)	(3,796.0)	(3,648.4)
	(4,116.2)	(5,077.4)	(5,426.8)

24.         Shareholder returns

There were no shareholder returns during the year ended March 31, 2023 (2022: €nil; 2021: €nil).

25.       Post-balance sheet events

In May 2023, the Group signed an agreement to purchase up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 and 2033. This order is subject to shareholder approval at Ryanair’s 2023 AGM. When finalized (and subject to all options being exercised) the order is valued at over U.S.$40bn at current list prices.

In May 2023, the Group refinanced its unsecured €750m syndicated term loan (maturity May 2024) with an unsecured €750m syndicated revolving credit facility (at a lower margin) maturing in May 2028.

26.         Subsidiary undertakings and related party transactions

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

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2023, 2022 and 2021.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, together with all Non-Executive Directors) amounted to €11.8m in the fiscal year ended March 31, 2023 (2022: €11.3m; 2021: €6.6m).

	Year ended
	March 31,
	2023	2022	2021
	€M	€M	€M
Basic salary and bonus*	7.3	6.8	3.5
Pension contributions	0.2	0.2	0.2
Non-executive directors’ fees	0.6	0.6	0.5
	8.1	7.6	4.2
Share-based compensation expense (non-cash technical accounting charge)	3.7	3.7	2.4
	11.8	11.3	6.6

*No bonus was paid for fiscal year 2021. Additionally, the Board and management agreed to significant fee/basic salary cuts for fiscal year 2021 as part of the Company's response to the Covid-19 crisis.

27.         Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 21, 2023.

APPENDIX A (Unaudited)

GLOSSARY

Ancillary Revenue per booked passenger

Represents the average revenue earned per booked passenger flown from ancillary services.

Available seat miles (ASM)

Represents total seats available during the period multiplied by the average sector length.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Seats available	179.9m	117.3m	38.7m	155.7m	149.3m
Average sector length (miles) – See page 3	766	772	776	761	774
Available seat miles (ASM)	138bn	91bn	30bn	118bn	116bn

Average Booked Passenger Fare

Represents the average fare paid by a fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization

Represents the average number of flight hours flown in service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost per U.S. Gallon

Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling and carbon charges) after giving effect to fuel hedging arrangements.

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

Fiscal year ended March 31	2023	2022	2021	2020	2019
Cost per Available Seat miles (ASM)	€0.0676	€0.0565	€0.0824	€0.0624	€0.0578
Yield per Revenue Passenger Mile (RPM)	€0.0836	€0.0640	€0.0744	€0.0752	€0.0700
Break Even Load Factor	81%	88%	108%	83%	83%

Cost per Available seat mile (ASM)

Represents total operating costs divided by Available Seat Miles (ASM).

Fiscal year ended March 31	2023	2022	2021	2020	2019
Total operating expenses - See page F-6	€9.33bn	€5.14bn	€2.48bn	€7.37bn	€6.68bn
Available Seat Miles (ASM)	138bn	91bn	30bn	118bn	116bn
Cost per Available Seat Mile	€0.0676	€0.0565	€0.0824	€0.0624	€0.0578

Cost per booked passenger

Represents operating expenses divided by booked passengers flown.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Total operating expenses - See page F-6	€9.33bn	€5.14bn	€2.48bn	€7.37bn	€6.68bn
Revenue Passengers Booked – See page 3	169m	97m	28m	149m	142m
Cost per booked passenger	€55.37	€52.97	€89.95	€49.58	€47.01

Gross Cash

Represents cash and cash equivalents, cash >3 months and restricted cash.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Cash and Cash Equivalents (€'M)	3,599.3	2,669.0	2,650.7	2,566.4	1,675.6
Cash > 3 months (€'M)	1,056.2	934.1	465.5	1,207.2	1,484.4
Restricted cash (€'M)	19.5	22.7	34.1	34.4	34.9
Gross Cash (€'M)	4,675.0	3,625.8	3,150.3	3,808.0	3,194.9

Net Debt

Refer to Note 23 on page F-62.

Net Margin

Represents profit after taxation as a percentage of total revenues.

Number of Airports Served

Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Operating Costs (pre-exceptional)

Represents total operating costs excluding any exceptional items.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Operating Costs (€'M)	9,332.6	5,140.5
Exceptional Item (€'M)	(130.5)	130.5	n/a	n/a	n/a
Operating Costs (pre-exceptional) (€'M)	€9,202.1	€5,271.0

Operating Margin

Represents operating profit as a percentage of total revenues.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Operating profit/(loss) – See page F-6 (€'M)	1,442.6	(339.6)	(839.4)	1,127.4	1,016.8
Total operating revenues - See page F-6 (€'M)	10,775.2	4,800.9	1,635.8	8,494.8	7,697.4
Operating Margin	13%	(7%)	(51%)	13%	13%

Profit/(loss) after tax (pre-exceptional)

Represents the profit or loss after tax excluding any exceptional items.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Profit/(loss) after tax (€'M)	1,313.8	(240.8)
Exceptional Item (€'M)	114.2	(114.2)	n/a	n/a	n/a
Profit/(loss) after tax (pre-exceptional)	€1,428.0	(355.0)

Revenue Passenger Miles (RPM)

Represents the number of booked passengers multiplied by the average sector length.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Revenue Passengers Booked – See page 3	169m	97m	28m	149m	142m
Average sector length (miles) – See page 3	766	772	776	761	774
Revenue passenger miles (RPM)	129bn	75bn	22bn	113bn	110bn

Revenue Passengers Booked

Represents the number of passengers booked.

Seats available

Represents sectors flown during the period multiplied by the individual capacity of the aircraft.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Sectors flown – See page 3	946,643	620,524	204,828	823,897	789,771
Average individual aircraft capacity	190	189	189	189	189
Seats available	179.9m	117.3m	38.7m	155.7m	149.3m

Sectors Flown

Represents the number of passenger flight sectors flown.

Total Borrowings

Refer to Note 23 on page F-62.

Total revenue per booked passenger

Represents the average revenue earned per booked passenger from fares and ancillary services.

Total Shareholder Return

Represents capital appreciation (measured as the difference between the closing share price at the end of each period) and dividends received by the shareholder.

Yield per Revenue Passenger Miles (RPM)

Represents total revenue divided by Revenue Passenger Miles (RPM)

Fiscal year ended March 31	2023	2022	2021	2020	2019
Total operating revenues – See page F-6	€10.78bn	€4.80bn	€1.64bn	€8.49bn	€7.70bn
Revenue passenger miles (RPM)	129bn	75bn	22bn	113bn	110bn
Yield per revenue passenger mile	€0.0836	€0.0640	€0.0744	€0.0752	€0.0700