Form 20-F
period 2024-03-31
RYANAIR HOLDINGS PLC
filed 2024-06-27
CIK 1038683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2024

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

1,140,045,528 Ordinary Shares

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair DAC, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “Ryanair Group” refers to the wholly owned subsidiary airlines of Ryanair Holdings, including Ryanair Sun S.A. (“Buzz”), Lauda Europe Limited (“Lauda”), Malta Air Limited, Ryanair DAC, and Ryanair UK Limited. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “UK” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “UK pound sterling,” “UK £” and “£” are to the currency of the UK and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of twenty member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards Accounting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards Accounting Standards as issued by the IASB and also International Financial Reporting Standards Accounting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2024 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.0791, or $1.00 = €0.9267, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2024. See “Item 3. Key Information” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low fares airline service in Europe and North Africa, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy.

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

Among the factors that are subject to change and could significantly impact the Company’s expected results are global pandemics such as Covid-19, the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, cyber-attacks, war and geopolitical uncertainty, actions of the Irish, UK, EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, supply chain disruptions, aircraft delivery delays, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Union and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers (“ATC”) strikes and staff shortages, extreme weather events or other atmospheric disruptions.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair Holdings operates a low-fare, low cost scheduled airline group serving short-haul, point-to-point routes from 95 bases to airports across Europe and North Africa, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of March 31, 2024, the Ryanair Group had a fleet of 557 Boeing 737s, including 146 Boeing 737-8200 “Gamechanger” aircraft. In addition, the Group had 27 leased Airbus A320 aircraft (total short-haul fleet of 584 aircraft). The Group offers over 3,500 short-haul flights per day serving approximately 235 airports across Europe and North Africa. A detailed description of the Company’s business can be found in “Item 4. Information on the Company”.

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with International Financial Reporting Standards Accounting Standards (“IFRS”). The financial information for fiscal year 2024 has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2024. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2024(a)	2024	2023	2022	2021	2020

	(in millions, except per-Ordinary Share data)
Total operating revenues	$14,507.2	€13,443.8	€10,775.2	€4,800.9	€1,635.8	€8,494.8
Total operating expenses	$(12,283.5)	€(11,383.1)	€(9,332.6)	€(5,140.5)	€(2,475.2)	€(7,367.4)
Operating profit/(loss)	$2,223.7	€2,060.7	€1,442.6	€(339.6)	€(839.4)	€1,127.4
Other income/(expense)	$72.6	€67.3	€(0.1)	€(90.2)	€(269.3)	€(457.1)
Profit/(loss) before taxation	$2,296.3	€2,128.0	€1,442.5	€(429.8)	€(1,108.7)	€670.3
Tax (expense)/credit	$(227.6)	€(210.9)	€(128.7)	€189.0	€93.6	€(21.6)

Profit/(loss) after taxation	$2,068.7	€1,917.1	€1,313.8	€(240.8)	€(1,015.1)	€648.7
Ryanair Holdings basic earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$1.8159	€1.6828	€1.1557	€(0.2130)	€(0.9142)	€0.5824
Ryanair Holdings diluted earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$1.8067	€1.6743	€1.1529	€(0.2130)	€(0.9142)	€0.5793

Balance Sheet Data:

	As of March 31,
	2024(a)	2024	2023	2022	2021	2020

	(in millions)
Cash and cash equivalents	$4,181.9	€3,875.4	€3,599.3	€2,669.0	€2,650.7	€2,566.4
Total assets	$18,534.2	€17,175.6	€16,405.9	€15,149.8	€12,328.0	€14,747.2
Current and long-term debt, including lease obligations	$2,964.1	€2,746.8	€4,116.2	€5,077.4	€5,426.8	€4,211.2
Shareholders’ equity	$8,216.5	€7,614.2	€5,643.0	€5,545.3	€4,646.6	€4,914.5
Issued share capital	$7.4	€6.9	€6.9	€6.8	€6.7	€6.5
Weighted Average Number of Ordinary Shares in issue during the year	1,139.2	1,139.2	1,136.8	1,130.5	1,110.4	1,113.8

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2024(a)	2024	2023	2022	2021	2020

	(in millions)
Net cash inflow/(outflow) from operating activities*	$3,407.7	€3,157.9	€3,891.0	€1,940.5	€(2,448.0)	€1,327.1
Net cash (outflow)/inflow from investing activities	$(1,683.8)	€(1,560.4)	€(1,901.2)	€(1,414.4)	€937.0	€(301.1)
Net cash (outflow)/inflow from financing activities*	$(1,431.2)	€(1,326.3)	€(1,054.0)	€(536.5)	€1,622.5	€(287.0)
Increase/(decrease) in cash and cash equivalents	$292.7	€271.2	€935.8	€(10.4)	€111.5	€739.0

*Amounts are inclusive of net foreign currency differences

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2024 of €1.00 = $1.0791 or $1.00 = €0.9267.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
Operating Data:	2024	2023	2022	2021	2020
Operating Margin	15%	13%	(7)%	(51)%	13%
Break-even Load Factor	80%	81%	88%	108%	83%
Average Booked Passenger Fare (€)	49.78	41.12	27.33	37.65	37.46
Ancillary Rev. per Booked Passenger (€)	23.40	22.81	22.13	21.80	19.71
Total Rev. per Booked Passenger (€)	73.18	63.93	49.47	59.45	57.17
Cost Per Booked Passenger (€)	61.96	55.37	52.97	89.95	49.58
Average Fuel Cost per U.S. Gallon (€)	3.23	2.46	1.92	1.74	2.06

	Fiscal Year ended March 31,
Other Data:	2024	2023	2022	2021	2020
Revenue Passengers Booked (millions)	184	169	97	28	149
Booked Passenger Load Factor	94%	93%	82%	71%	95%
Average Sector Length (miles)	780	766	772	776	761
Sectors Flown	1,022,455	946,643	620,524	204,828	823,897
Number of Airports Served at Period End	235	222	223	225	242
Average Daily Flight Hour Utilization (hours)	9.38	9.40	6.88	2.37	9.11
Team Members at Period End	27,076	22,261	19,116	15,016	17,268
Team Members per Aircraft at Period End	46	41	38	33	37

RISK FACTORS

Risks Related to the Company

The Company may not be successful in increasing fares to cover rising business costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low-fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair’s results. See “—Changes in fuel costs and availability affect the Company’s results” and “—The Company faces significant price and other pressures in a highly competitive environment”.

Changes in fuel costs and availability affect the Company’s results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia’s invasion of Ukraine in February 2022 and remain volatile in light of the Israel-Hamas conflict. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in Central Eastern Europe, the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair enters into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward swap contracts or fuel call options typically covering periods of up to 12-18 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate, especially in light of volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

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

Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. As almost all of Ryanair’s reservations are made through its website and mobile app, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Third-party service organizations are used for both the reservation and flight planning processes. These third-party service organizations are also subject to cyber security risks. Ryanair secures its website and follows the recommendations set out in the U.S. National Institute of Standards and Technology’s Cyber Security Framework. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair’s systems may be vulnerable to theft, loss, damage, and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. Ryanair may not have the resources or technical sophistication to anticipate or prevent these rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information. Moreover, the war in Ukraine has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors and/or supply chain providers located around the region of conflict. While Ryanair has experienced, and expects to continue to experience these types of threats and incidents, the Group has not detected any material cyber security events during fiscal year 2024.

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

Ryanair has a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company’s financial condition. Ryanair carries, and will continue to carry for the foreseeable future, a substantial amount of debt. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the risks described in this report may limit the Company’s ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and will continue to seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair’s ability to successfully access capital.

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. The Company intends to continue grounding aircraft in fiscal year 2025. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

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

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 584 aircraft in its operating fleet at March 31, 2024 and expects to receive an additional 64 Boeing 737-8200 aircraft before the end of fiscal year 2025, pursuant to a contract with the Boeing Company (“Boeing,” and such contract inclusive of subsequent amendments, the “2014 Boeing Contract”).

In May 2023 Ryanair announced that it had entered into a purchase agreement with Boeing (the “2023 Boeing Contract”) to purchase up to 300 Boeing 737-MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) for delivery between 2027 to 2033 (inclusive). This agreement was approved by Company’s shareholders at its AGM on September 14, 2023.

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 and Boeing 737-MAX-10 aircraft, allowing for expected disposals of older aircraft, including lease returns over the period and Boeing’s ability to fulfil both the 2014 and 2023 Boeing Contracts. For additional information on the

Company’s aircraft fleet and expansion plans, see “—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations and financial condition.

As a result of the 2014 Boeing Contract and the 2023 Boeing Contract, and other general corporate purposes, Ryanair has raised and expects to continue to raise substantial debt financing. Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets. Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, would have a material adverse effect on its results of operations and financial condition.

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

Currency fluctuations affect the Company’s results. Although the Company is headquartered in Ireland, a significant portion of its operations are conducted in the UK. Consequently, the Group has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in UK pounds sterling. In addition, fuel, aircraft, insurance, aircraft leases and some maintenance obligations are denominated in U.S. dollars. Ryanair’s operations and financial performance can therefore be significantly affected by fluctuations in the values of the UK pound sterling and the U.S. dollar. Ryanair is particularly vulnerable to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and substantially none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar and, from time to time, between the euro and the UK pound sterling, hedging activities are not expected to eliminate currency risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Prolonged delays in the Federal Aviation Administration (“FAA”) and/or the European Union Aviation Safety Agency (“EASA”) issuing required certifications or approvals for the Boeing 737-MAX-10 aircraft could materially and adversely affect Ryanair’s business plans, strategy and results of operations. Pursuant to a contract with the Boeing Company, Ryanair has ordered up to 300 new Boeing 737-MAX-10 aircraft (150 firm and 150 options) for delivery between 2027 to 2033 (the “2023 Boeing Contract”). See “Item 10. Additional information – Material Contracts”.

Ryanair expects the phased deliveries of the aircraft between 2027 and 2033 will enable Ryanair to create approximately 10,000 new high-paid jobs for pilots, cabin crew and engineers, to facilitate disciplined traffic growth and support related revenue growth, and to replace a significant portion of Ryanair’s older Boeing aircraft, supporting Ryanair’s environmental and sustainability goals.

The delivery of the new aircraft under the 2023 Boeing contract is subject to the FAA and EASA issuing the required certifications and approvals to Boeing. Prolonged delays in the FAA and/or EASA issuing the required certifications or approvals for the Boeing 737-MAX-10, or further regulatory actions by the FAA and/or EASA with respect to the Boeing 737-MAX-10 aircraft could also materially and adversely affect Ryanair’s business plans, strategy and results of operations, and there can be no assurance that Ryanair will be able to procure and operate other types of aircraft from Boeing or another manufacturer, seller or lessor.

Residual value of the fleet. At March 31, 2024 Ryanair operated 584 aircraft (28 of which are leased), has a purchase contract in place in respect of an additional 64 Boeing 737-8200 “Gamechanger” aircraft pursuant to the 2014 Boeing Contract, and a purchase order in respect of up to 300 Boeing 737-MAX-10 aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) for delivery between 2027 to 2033 (inclusive). Over the course of the 2023 Boeing Contract order, Ryanair plans to dispose and handback approximately 150 aircraft as part of its ongoing fleet management strategy. Although under the terms of the 2023 Boeing Contract, Ryanair shall purchase the new aircraft at substantial discounts to the basic price for Boeing 737-MAX-10 aircraft, there can be no certainty that there will be demand for the new aircraft capacity or that Ryanair will be able to sell aircraft profitably at the time of disposal. Failure by Ryanair to dispose of an appropriate number of aircraft could have an adverse effect on Ryanair’s financial condition.

The Company’s growth may expose it to risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights. In September 2021, Ryanair increased its booked passenger target to approximately 225m passengers per annum by fiscal year 2026. Following shareholder approval of the 2023 Boeing Contract at the Company’s AGM in September, 2023, this target was increased to approximately 300m passengers per annum by fiscal year 2034. However, no assurance can be given that these targets will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

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

At the outset of the Covid-19 pandemic, Ryanair and its union partners negotiated agreements to protect crew jobs via temporary pay cuts which were to be gradually restored from 2022 to 2025. In fiscal year 2023, Ryanair Group airlines concluded agreements with their people and unions, in the majority of countries, which accelerated pay restoration with pay fully restored in December 2022. Further negotiations have taken place through fiscal year 2024 with agreements now in place in all major markets to 2026 or 2027 with set annual pay increases. Whilst these agreements set pay and conditions for the coming years, high inflation in the general economy, a global recession and a shift in market conditions could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

Ryanair intends to retain its low-fare, high people productivity model; however, there may be periods of labor unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

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

Entry into service of the Boeing 737-8200. Ryanair has 210 Boeing 737-8200 aircraft on firm order from Boeing. These aircraft were originally due to commence delivery in April 2019. During fiscal year 2021, the FAA and EASA approved the ungrounding of the MAX and approved Ryanair’s variant the Boeing 737-8200. Ryanair received the first aircraft in June 2021. At March 31, 2024 the Ryanair Group had taken delivery of 146 Boeing 737-8200s. The remaining 64 aircraft are scheduled to be delivered before the end of fiscal year 2025.

There can be no assurance that the FAA and/or EASA will not, now or in the future, apply additional maintenance or oversight in relation to the operation of the Boeing 737-8200 aircraft, that will delay delivery of these aircraft and/or materially increase the cost of operating this aircraft type.

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

The Company is subject to legal proceedings alleging state aid at certain airports. Formal investigations by the European Commission are ongoing into Ryanair’s agreements with Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, Ryanair’s agreements since 2009 with Frankfurt (Hahn) airport, and Ryanair’s arrangements with Cagliari airport (even though the Commission in March 2023 withdrew its 2016 finding that Ryanair had received aid through those arrangements). The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are currently expected to be completed in 2024, with the European Commission’s decisions being appealable to the EU General Court. Investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck,  Riga and Paris (Beauvais) airports, and into Ryanair’s agreements prior to 2009 with Frankfurt (Hahn), have concluded with findings that these agreements contained no state aid. In parallel, the European Commission has announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt, Montpellier and La Rochelle airports, ordering Ryanair to repay a total of approximately €40m of alleged state aid.  Ryanair has appealed these “aid” decisions to the EU General Court, which ruled in favor of Ryanair in the Zweibrücken airport case. In 2023, the European Commission withdrew its “aid” (approximately €12m) decision concerning Ryanair’s arrangements with Cagliari airport, following a General Court ruling in a related case, and is currently reviewing the case afresh in light of the guidance received from the Court, with a decision expected in 2024. The EU General Court ruled in favor of the European Commission in the cases of Pau, Nimes, Angouleme, Altenburg, Montpellier and Klagenfurt. The Klagenfurt judgment was subject to an appeal by Ryanair to the European Court of Justice which ruled against Ryanair in 2023. Ryanair’s appeal to the European Court of Justice in the Montpellier case is expected to conclude in 2024. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case launched by Lufthansa in 2006 in relation to Ryanair’s arrangements with Frankfurt (Hahn). Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company faces risks related to unauthorized use of information from the Company’s website. Screen scraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screen scraping also on the basis of certain legal principles, such as contractual and database rights and copyright protection. In turn, Ryanair has been accused by certain operators of screen scraping websites that its objection to the unauthorized selling by online travel agents (OTAs) to consumers of Ryanair flight tickets is an attempt to restrict competition. Ryanair is currently involved in legal proceedings against the proprietors of screen scraper websites in Germany, Ireland, France, Italy,  and the U.S. Ryanair’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screen scraper websites to provide Ryanair with the passengers’ genuine contact and payment method details.

In November 2023, the Irish High Court found that Flightbox, a screen scraper, was bound by the Terms of Use of the Ryanair website and as such, the court granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website by using bot technology to unlawfully scrape the Ryanair website for OTAs. Following that decision, Ryanair was approached by a number of OTAs who wanted to enter into agreements that respected Ryanair’s exclusive online distribution model. Ryanair entered into the first Direct Distribution Agreement (DDA) with Love Holidays in January 2024 and subsequently into DDAs with several other OTAs. The DDAs fully protect Ryanair’s exclusive online distribution model. Under the DDAs Ryanair grants the OTA partner a licence to use its flight and price data for display purposes only on the OTA website. The passenger can select accurately priced Ryanair flights and ancillary products, and is brought to the Ryanair.com website to sign into their myRyanair account and confirm their Ryanair booking. The agreement strictly prohibits any hidden mark-ups being applied to Ryanair flights and/or ancillary products so as not to mislead consumers. It ensures that Ryanair obtains the passenger’s real contact details, allows the passenger to manage their own booking directly with Ryanair, and in the event of cancellation or disruption that the passenger receives a prompt refund.

In January 2024, the Milan Court of Appeal conclusively rejected claims of the OTAs Lastminute and Viaggiare that Ryanair’s exclusive online distribution model constitutes an abuse of a dominant position and confirmed that Ryanair’s exclusive online distribution model was justified and pro-consumer.

Ryanair also allows certain companies who operate fare comparison (i.e., not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. In addition, Ryanair permits GDS operators Amadeus, Sabre, Travelport (trading as Galileo and Worldspan) and Kyte to provide access to Ryanair’s fares to traditional brick & mortar travel agents and closed corporate travel booking platforms.

Notwithstanding the recent success in the screen scraping litigation, Ryanair has also in the past recorded unfavorable rulings in its actions against screen scrapers. Pending the outcome of outstanding legal proceedings and investigations by competition authorities (including the investigation launched by the Italian Competition Authority in September 2023) and if Ryanair were to be ultimately unsuccessful in them, the activities of screen scraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some business may be lost to Ryanair once potential customers are presented by a screen scraper website with a Ryanair fare or a fee for an ancillary product such as priority boarding or checked baggage inflated by the screen scraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

For additional details, see “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts.”

The Company is subject to increasingly strict sanctions for non-compliance with consumer protection laws. Despite the Company’s efforts to ensure full compliance with applicable consumer protection laws, there is a risk that government bodies or other entities might claim non-compliance with these laws by Ryanair. Should any non-compliance be established, the Company could face substantial repercussions, including compliance order, fines and damages, as well as negative publicity. Such events could significantly impact Ryanair's business operations, financial condition, and operational results. See also: “Item 4. Information on the Company—Government Regulation—Consumer Protection.”

The Company faces risks related to allegations of non-compliance with competition law. Ryanair is subject to laws and regulations relating to anti-competitive practices in the European Union, individual members states and other countries in which it operates. In December 2022, the Italian Competition Authority (‘AGCM’) formulated an allegation of price collusion against Ryanair and several other airlines on routes between mainland Italy and Sicily during the Christmas travel peak. There was no merit behind this allegation and Ryanair believes that the AGCM was motivated by political pressure rather than any credible indication of existence of a cartel. Consequently, the AGCM dropped its investigation in November 2023. Also in November 2023, the AGCM launched a sector inquiry on pricing algorithms for air passengers on routes to and from Sicily and Sardinia. This inquiry is pending. The AGCM has the power to impose behavioural or structural measures on companies to eliminate distortions of competition or to recommend legislative/regulatory changes to improve the functioning of the markets. In September 2023, the AGCM opened an investigation into a potential abuse of a dominant position by Ryanair in its dealings with OTAs and bricks & mortar travel agents. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on the Company. The AGCM closed these interim proceedings in late May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation. Ryanair believes there is no merit in this investigation and is fully defending its position with reference to, amongst others, case law supporting its current distribution model, including January 2024 rulings of the Court of Appeal of Milan in cases brought by OTAs Lastminute and Viaggiare, which found that Ryanair’s direct distribution model benefited consumers and did not entail an abuse of a dominant position. However, it cannot be guaranteed that the AGCM will reach the same conclusions as the Milan Court of Appeal and the Company may therefore face a finding of an abuse of a dominant position and potentially a fine, which it would appeal in court. As the Company has grown to become the largest airline in Europe by passenger traffic and number of daily flights, these recent investigations may turn out to be the beginning of a trend of competition authorities or other parties (such as suppliers) seeking to build cases based on allegations of breaches of EU and national laws prohibiting cartels and abuses of dominance. Competition authorities have extensive powers to impose structural or behavioural measures as well as fines of up to 10% of global annual turnover. The Company intends to fully defend any such claims, however, no assurance can be given as to the outcome of any such proceedings.

Corporation tax rates are expected to rise. The Company is principally subject to corporation tax on profits across a number of European jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the UK). In December 2022, the Council of the European Union (‘EU’) reached unanimous agreement to adopt the EU Commission’s directive relating to the OECD’s inclusive framework on BEPS Global Anti-Base Erosion Model Rules (referred to as “GloBE” or “Pillar Two”). The directive requires EU member states to enact a minimum global corporate tax rate of 15% for multinational groups. On foot of this directive, Ireland has enacted tax laws that will, as a backstop, apply a ‘top-up tax’ to the Company to ensure that the Group as a whole, meets to the minimum global corporation tax rate standard outlined in the Pillar Two rules. These laws are subject to the continuing development of administrative guidelines by the OECD and contain various transitional reliefs. These rules are expected to increase the overall effective tax rate of the Company from fiscal year 2025 onwards.

Any increase in corporation tax rates to which the Company is exposed or adverse changes in the basis of calculation would result in the Company paying higher corporation taxes and could have an adverse impact on Ryanair’s cash flows, financial position, and results of operations.

Changes in EU regulations in relation to employers and employee social insurance could increase costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment was governed, which was either the UK or Ireland. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions will have a material adverse effect on Ryanair’s cash flows, financial position, and results of operations.

Ryanair is subject to tax audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company is of the view that it is tax compliant in all jurisdictions in which it operates, there can be no guarantee, particularly in the current economic environment, that it will not receive tax assessments following the conclusion of the tax audits. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Company could materially increase. See “—Corporation tax rates expected to rise” above.

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

Brexit’s effect on Ryanair’s business. The UK’s exit from the European Union on January 31, 2020 has had a significant impact on the UK and the EU. The UK and the EU announced on December 24, 2020 that they had signed a Trade and Cooperation Agreement (the “EU–UK TCA”). The EU–UK TCA covers a wide range of topics, including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, and thematic cooperation and participation in EU programs.

The current and future arrangements between the EU and the UK, including the EU–UK TCA, could directly impact Ryanair’s business in a number of ways. They include, inter alia, the status of the UK in relation to the EU’s open air transport market, freedom of movement between the UK and the EU, and employment, social security, tax and customs rules between the UK and the EU. Adverse changes to any of these arrangements could potentially materially impact on Ryanair’s financial condition and results of operations in the UK or other markets Ryanair serves.

As a result of the EU–UK TCA, flights between the UK and the EU can be offered by any of the Company’s airline subsidiaries. UK domestic flights and flights between the UK and non-EU destinations can, however, only be offered by the Company’s UK subsidiary, Ryanair UK Limited (“Ryanair UK”), which received an Air Operator Certificate and Operating License (“UK AOC”) from the UK Civil Aviation Authority (“UK CAA”) in December 2018.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 22% of revenue in fiscal year 2024 came from operations in the UK, although this was offset somewhat by approximately 15% of Ryanair’s non-fuel costs in fiscal year 2024 which were related to operations in the UK.

Brexit could present Ryanair with a number of other potential regulatory challenges. Brexit could lead to potentially divergent laws and regulations as the UK continues to determine which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights, data protection, public health and the environment) that it initially replicated on its exit from the EU to ultimately amend or abolish. It also requires special efforts to ensure Ryanair’s continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in an EU member state be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 after December 31, 2020, i.e., the date following which UK holders of the Company’s shares are no longer treated as EU nationals for the purposes of EU regulation No. 1008/2008. For additional information, please see “–Risks Related to Ownership of the Company’s Ordinary Shares or ADRs”.

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among UK businesses and investors, mainly due to the resulting legal and regulatory uncertainty, including potentially divergent treaties, laws and regulations applicable to the provision of air transportation services. In particular, to March 31, 2024, the pound sterling had lost approximately 15% and 11% of its value against the U.S. Dollar and the euro respectively since the Brexit referendum in 2016. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the UK, which may be further impacted by the long-term negative economic effects of the Covid-19 pandemic, Russia’s invasion of Ukraine, increased interest rates and inflation. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound sterling and/or recession in the UK would materially impact its financial condition and results of operations. For fiscal year 2025, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact net income by approximately €23m. For additional information, please see “–Currency fluctuations affect the Company’s results”.

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. Generally, fluctuations in foreign currencies, including devaluations, cannot be predicted by us and can significantly affect the value of our assets located or revenues generated outside of the Eurozone. As a result of the UK’s Brexit referendum in 2016, the pound sterling increased in volatility against the euro and could become more volatile over the course of the post-transition period.

Ryanair Group airlines predominantly operate to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient. The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross-currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro, primarily against UK pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar, could have a material adverse impact on the operating results of the Company.

Recession, inflation, austerity, changes in monetary policy and uncertainty in connection with the euro could also mean that Ryanair is unable to grow.

Risks Related to the Airline Industry

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair’s results of operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the longer-term impact of Covid-19 (or any future pandemics), the uncertainty relating to the Eurozone and the UK following Brexit, geopolitical tensions, economic instability as a consequence of the conflicts in Ukraine and Israel/Hamas, high unemployment rates, high interest rates, constrained credit markets and continuing inflationary pressures could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary and/or inflationary environment, combined with austerity measures by European governments, restricted or less accommodative monetary policies, uncertainties resulting from Brexit and uncertainties, sanctions, trade and travel restrictions and fuel and gas shortages resulting from the conflicts in Ukraine and Israel/Hamas, has negatively impacted and will likely continue to negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results. See “—Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition” below.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair’s ability to grow and could have a material adverse impact on operations. Travel taxes are levied on a per passenger basis in a number of Ryanair markets. For example, in the UK, Air Passenger Duty (APD) is charged at £13 per adult international passenger. In Germany there is an air passenger tax of €15.53 and similar taxes exist in Netherlands (€29.05), Morocco (MAD100), Sweden (SEK 76), Hungary (€10 on short-haul traffic) and Italy (municipal taxes of €6.50, Rome at €7.50, Venice Marco Polo at €9) amongst others. These taxes are levied as a flat amount per departing passenger and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets, transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high-cost airlines who operate connecting flight networks. For example, in 2022, Belgium introduced a tax on departing passengers with an exemption for transfer passengers.

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

In July 2021, the European Commission announced details of the proposed “Fit for 55” legislation. These proposals include the introduction of a jet fuel tax on intra-EU flights through the Energy Taxation Directive. This tax would potentially be fully phased in over a 10-year period to 2033. The proposal remains under discussion within the

European Council. The introduction of this tax on intra-EU flights could have a material adverse effect on Ryanair’s financial results.

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

In particular, the EU Emissions Trading System (“ETS”), is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the current legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Under the “Fit for 55” legislation, the EU ETS allowances will be phased out over the period from 2024 to 2026. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances increased significantly during the last 4 years. ETS compliance is the most material environmental compliance cost for the Group (see page F-26 for details). There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

Additionally, the European Commission “ReFuel EU” regulation provides for a Sustainable Aviation Fuel (“SAF”) blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 6% by 2030 and 20% by 2035. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair’s financial results.

The Group continues to monitor developments in the setting of UK policies to deliver net zero aviation by 2050 (“Jet Zero”) which could potentially include similar measures to the Fit for 55 legislation i.e. SAF blending mandates and removal of free ETS allowances.

Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition. In response to the war in Ukraine launched by Russia in February 2022, the EU, the UK, the U.S., and other countries have introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, as well as general restrictions on economic relations, trade and financial transactions relating to Russia and Belarus. In response, Russia has imposed countermeasures against “unfriendly” states and individuals and entities of such states. Such sanctions and countermeasures have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components. Geopolitical events, including the escalation or expansion of hostilities in the conflict in Ukraine, may lead to further trade restrictions and instability across Europe and worldwide.

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

The above geopolitical and trade uncertainty and tensions have resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to the availability and cost of certain raw materials, including steel and titanium used for aircraft and spare parts it purchases and jet fuel. Sanctions, trade wars between certain countries or blocks of countries, or other governmental action, including retaliatory measures, related to tariffs or international trade agreements, could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, UK, U.S. or world economy or certain sectors thereof and, in turn, Ryanair’s business and financial results.

Any significant outbreak of any airborne disease or similar public health threat and related governmental, private sector and individual consumer responsive actions, could significantly damage Ryanair’s business, operating results and financial condition. Public health emergencies, epidemics or pandemics such as in relation to the outbreaks of Covid-19, swine flu, MERS, SARS, foot-and-mouth disease or avian flu have had, and could in the future have, an adverse impact on our business, results of operations, financial condition and liquidity. A severe outbreak of new (vaccine-resistant) variants of these, other airborne contagious diseases or another pandemic, may result in European or national authorities imposing or re-imposing restrictions and recommending precautions to mitigate the health crisis. Such constraints could include, but are not limited to, restrictions on travel, quarantine requirements, enhanced aircraft cleaning and additional procedures to limit transmission among personnel and customers which, on an individual or combined basis, could negatively impact Ryanair’s business.

If any such outbreak or other public health threat becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company’s financial performance. Negative publicity regarding such an outbreak or public health threat in Europe and other regions of the world may also have an adverse impact on demand for air travel in the markets in which Ryanair operates. A serious outbreak or other public health threat could therefore severely disrupt Ryanair’s business, resulting in the cancellation or loss of bookings, adversely affecting Ryanair’s financial condition and results of operations.

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause of the cancellation or delay, i.e., whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 KM – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance”, including meals, drinks, and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, courts in several jurisdictions have been narrowing the definition of the term “extraordinary circumstances”, thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that “wildcat” strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. In March 2021, in the Airhelp v SAS proceedings, the Court of Justice of the EU effectively imposed strict liability on airlines to pay compensation where flights are canceled or delayed for three hours or more on arrival due to strikes by airline staff.  In addition, in December 2021, in joined cases (including Azurair, Corendon Airlines, Eurowings, Austrian Airlines and Laudamotion), the Court of Justice of the EU found that compensation is also payable for schedule changes made without sufficient notice which result in an earlier departure of one hour or more or a later departure of three hours or more unless due to ‘extraordinary circumstances’.  See “—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

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

Similar passenger rights are provided in the UK under the Air Passenger Rights and Air Travel Organizers’ Licensing (Amendment) (EU Exit) Regulations 2019 (“UK261”) and in Israel under the Aviation Services Law (“ASL”).

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

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 45% of total operating expenses in fiscal year 2024 and approximately 43% in fiscal year 2023, management anticipates that these percentages may vary significantly in future years. See “—Changes in fuel costs and availability affect the Company’s results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company faces significant price and other pressures in a highly competitive environment” above.

Safety-related undertakings could affect the Company’s results. Aviation authorities in Europe and the United States periodically require or recommend that airlines implement certain safety-related modifications and/or procedures on their aircraft. In recent years, the FAA, EASA and UK CAA have required a number of such modifications and/or procedures with regard to Boeing 737 aircraft, including aircraft structural inspections requiring specialized equipment and high frequency repeat inspections, an enhanced angle of attack system to be installed on the Boeing 737-8200 aircraft and modifications related to the structure surrounding CFM-56 engines. Ryanair’s policy is to implement any required/recommended safety modifications and procedures in accordance with FAA, EASA and UK CAA guidance in close collaboration with Boeing and Airbus and as applicable to our fleet.

In 2019, the FAA and EASA implemented a regular inspection requirement of the aircraft pickle fork for all aircraft above certain mandated cycles and this inspection requirement continues. To date, all such procedures have been conducted as part of Ryanair’s standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair’s maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair’s operating results or financial condition.

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

State Aid to the Company’s competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments chose to support their flag carrier airlines with State Aid through recapitalizations, loans, loan guarantees and other measures. As at March 31, 2024, the European Commission has authorized approximately €40bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law and has challenged several of the European Commission’s aid approvals in the General Court. In the early stages of the pandemic, the General Court overturned the European Commission’s approvals in three cases (KLM, Condor and TAP); however, the European Commission promptly re-approved the same or similar quantum of aid to each of these airlines. Subsequently, the General Court upheld the European Commission’s approvals in several other cases, some of which Ryanair appealed to the European Court of Justice. First judgments from the European Court of Justice were received in September 2023, where the court upheld the European Commission’s approvals. In May 2023, the General Court allowed Ryanair’s appeals of State aid through recapitalization to Lufthansa (from Germany) and SAS (from Sweden and Denmark), and an Italian State aid scheme limited to Italian licensed airlines. In December 2023 the General Court allowed Ryanair’s appeals of State aid through recapitalization to Air France (from France), and in February 2024 Ryanair’s appeal of State aid to KLM (from the Netherlands). The European Commission is required to take new decisions in each of these cases and may re-approve the aid. The European Commission, relevant EU Member State, or relevant airline may also appeal the General Court judgments to the European Court of Justice (the Lufthansa General Court judgment of May 2023 and the Air France judgments of December 2023 are under such appeals which are likely to conclude in 2024-2025). Ryanair’s competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company’s business and operations.

Risks Related to Ownership of the Company’s Ordinary Shares or ADRs

EU rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals, and the Company has applied a ban on the purchase of Ordinary Shares by Non-EU nationals (which since January 1, 2021 includes UK nationals) since 2002. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals (“Affected Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The Directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the Directors can take action to safeguard the Company’s ability to operate by identifying those Ordinary Shares, American Depositary Shares (“ADSs”) or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts (“ADRs”) evidencing such ADSs or Affected Shares as “Restricted Shares” (within the meaning of the Articles).

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, or speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within 21 days (or such longer period as the Directors may consider reasonable). The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADRs as part of its general authority to repurchase issued share capital in the Company. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership and the current ban on Ordinary Share purchases by non-EU nationals.

As a result of Brexit, with effect from January 1, 2021 UK nationals ceased to qualify as EU nationals. Consequently, as of that date, the 2002 ban on the purchase of Ordinary Shares by non-EU nationals has applied to UK nationals also. In addition, in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including UK nationals) are, as of January 1, 2021, treated as “Restricted Shares”. Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares shall not be entitled to attend, speak at or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles.  UK nationals are not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008.

Holders of Ordinary Shares are currently unable to convert those shares into ADRs. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York Mellon, the depositary for its ADR program (the “Depositary”), to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also “—EU rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals, and the Company has applied a ban on the purchase of Ordinary Shares by Non-EU Nationals (which since January 1, 2021 includes UK nationals) since 2002”.

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

Ryanair Holdings may or may not pay special dividends. Since its incorporation in 1996, Ryanair Holdings has occasionally declared special dividends on both its Ordinary Shares and ADRs. Ryanair Holdings’ ability to pay special dividends in the future will be dependent on the financial performance of the Company and there is no guarantee that any further special dividends will be paid. See “Item 8. Financial Information—Other Financial Information—Dividend Policy”. As a holding company, Ryanair Holdings does not have any material assets other than its shares in the Company’s operating airlines and in other entities within the Ryanair Holdings group.

Increased costs for possible future ADR and share repurchases. As the ADRs have historically traded on the NASDAQ Stock Market (“NASDAQ”) at a premium compared to Ordinary Shares, the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since fiscal year 2008 the Company has repurchased shares as follows:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	407.7	4,525.9
2022	—	—
2023	—	—
2024	—	—
Period through June 24, 2024	11.3	226.4
Total	419.0	4,752.3

On May 20, 2024, the Company announced a €700m ordinary share buyback program (including Ordinary Shares underlying ADRs).

There is no guarantee that the Company’s current Central Securities Depository (“CSD”) will provide equivalent functionality to the Company’s previous CSD, which may adversely impact the Company and/or holders of ADRs and/or interests in Ordinary Shares. Ireland does not have a domestic CSD, and Irish issuers, including Ryanair Holdings, whose shares are traded on Euronext Dublin have historically relied on CREST. CREST is a system which facilitated the recording of ownership and effecting transfers of shares in Irish incorporated companies, operated by Euroclear UK & Ireland (“EUI”) and authorized as a CSD in the United Kingdom.

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

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Designated Activity Company (“DAC”). The latter operates a low-fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In fiscal year 2019, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), and acquired Lauda (a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair UK (with a UK AOC).  In fiscal year 2020, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair UK are wholly owned airlines within the Ryanair Group. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the Company.  As of March 31, 2024, the Ryanair Group had a principal fleet of 557 Boeing 737 aircraft and 27 Airbus A320 aircraft (total short-haul fleet of 584 aircraft). As of June 26, 2024, the Group offered over 3,500 short-haul flights per day serving approximately 235 airports across Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit after taxation of €1.92bn in fiscal year 2024, as compared with a profit of €1.31bn in fiscal year 2023. The movement was primarily attributable to a 9% increase in traffic at higher average fares offset by higher jet fuel and other operating costs. Ryanair generated an average booked passenger load factor of approximately 94% in fiscal year 2024, compared to 93% in fiscal year 2023 and total revenue increased by 25% to €13.44bn, up from €10.78bn in fiscal year 2023.

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. Fiscal year 2024 scheduled revenue increased 32% to €9.15bn. Traffic grew 9% to 183.7m while average fares rose 21% to c.€49.80, thanks to a record H1 and strong Easter in late March 2024, offset by softer than expected Q3 fares and load factors (following the sudden, but welcome, removal of Ryanair flights from many OTA “Pirate” websites in early December 2023). Ancillary revenue increased 12% to €4.30bn (c.€23.40 per passenger). Total fiscal year 2024 revenue rose 25% to €13.44bn. Operating costs increased 22% to €11.38bn, primarily due to a 28% increase in fuel costs, higher staff costs (including pay restoration, crew, engineering and handler pay rises, higher crewing ratios and pilot productivity pay as Ryanair improves operational resilience) and Boeing delivery delays. More importantly, the widening cost gap (on a per passenger basis) between Ryanair and our EU competitors (which is further enhanced by Ryanair’s low-cost financing and net interest income) remains a growing competitive advantage.

The address of Ryanair Holdings’ registered office is Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland. The Company’s contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Group CFO (same address as above). The telephone number is +353-1-945-1212 and facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

Ryanair Holdings files annual reports, special reports, and other information with the SEC. Its SEC filings are available on the SEC’s website at https://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Ryanair Holdings also makes available on its website, free of charge, its annual reports on Form 20-F and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Ryanair’s investor website address is https://investor.ryanair.com. The information on these websites, and any other website referenced herein, is not part of this report except as specifically incorporated by reference herein.

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

Customer Service. Ryanair’s strategy is to deliver the best customer service performance in its peer group. Ryanair delivers industry leading punctuality and cancelled significantly less flights in fiscal year 2024 (less than 1%) compared to its peer group. Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel.

During the past year, Ryanair revamped its operations control centers (“OCC”) in both Dublin and Warsaw, adopting a bridge structure that includes representatives from all sections of the operation. This team includes Customer Service staff who represent the customer on the day of travel, specifically representing their needs in the event of a disruption. We continue to deliver industry leading On Time Performance (“OTP”); during fiscal year 2024, despite unprecedented ATC disruptions, approximately 87% of our flights arrived at their destination on time.

After a successful launch of the “Day of Travel Assistant” in the Ryanair app in fiscal year 2022, Ryanair have continued to enhance the features available through this service, supporting passengers with information on gates, boarding times, gate closure, updated Expected Time of Departures (“ETDs”) in the event of delays, and videos explaining what is happening and what to expect next. Since the launch of the “Day of Travel Assistant” the Group has seen double digit increases in our Customer Satisfaction (“CSAT”) scores from those passengers experiencing a delay, with over 70% of passengers very satisfied with the quality and timeliness of Ryanair’s communication.

Ryanair has an ongoing commitment to improving customer satisfaction across the customer journey and this is measured by regular post flight CSAT surveys and online “mystery-passenger” checks. Ryanair continues to achieve industry leading results, surpassing internal targets and improving results year on year. Every passenger who flies with Ryanair can rate their flying experience. Thanks to Ryanair’s strong Summer 2023 operational resilience, the fiscal year 2024 CSAT score was over 85%, despite the widespread disruption caused by continued French ATC strikes and UK NATS system failures.

Throughout the past year, we continued the success of the “We’re Listening” initiative first launched in 2021 by holding workshops with 12 panelists representing 10 countries in Madrid in May 2023 and Dublin in April 2024. These events help Ryanair to stay in touch with what our customers need and want, particularly as the Group continues its self-service journey, and help Ryanair to evaluate the new technology it plans to launch and informs management on improvements they need to make to the website, mobile applications and customer communications. Ryanair will also deliver a new customer portal in the customer’s Ryanair account, allowing customers to interact with Ryanair through a secure service portal, providing timely responses to common questions and updates on refunds, claims and queries.

Ryanair is proud of how we support our passengers with reduced mobility and hidden disabilities, with approximately 3m passengers travelling with the Group in fiscal year 2024 needing some level of additional assistance. Ryanair officially recognises the Hidden Disabilities sunflower symbol across our network and our crews are trained on how to assist passengers wearing the sunflower symbol.  For those passengers that have difficulty accessing our website, we operate voice recognition software in partnership with ‘Amazon Alexa’ allowing customers who are sight impaired or who cannot use a keyboard or phone pad to access the Ryanair Help Centre by simply asking Alexa. Alexa relays to customers and web/app users relevant information contained in our Help Centre. In fiscal year 2024, we launched the SignVideo service which provides specific assistance for sign language users. We are active participants with aviation authorities on accessibility frameworks and the development of industry leading practices on improving accessibility to customers.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short- haul routes. In fiscal year 2024, Ryanair flew an average route length of approximately 780 miles and an average flight duration of approximately 2.2 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop, routes and avoid the costs of providing “through service” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group’s operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline group: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly Boeing 737s. The operation of primarily a single aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are favorable to Ryanair. The strength of Ryanair’s balance sheet and cash flows also enables the Group to lease aircraft at competitive rates (such as the 27 A320s leased by Lauda). See “—Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings (see “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” above) and can raise inexpensive unsecured debt in the capital markets. The Company also finances aircraft from its strong cash flows.

(ii) Personnel Costs. Ryanair endeavors to control its labor costs through incentivizing high productivity. Compensation for personnel emphasizes productivity-based pay incentives. These incentives include sales bonus payments for onboard sales of products for cabin crew and payments based on the number of hours or sectors flown by pilots and cabin crew within strict limits set by regulations fixing maximum working hours.

(iii) Customer Service Costs. Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services (including the use of self-service kiosks) that management believes can be more cost-efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the Always Getting Better (“AGB”) customer experience program launched in 2013, the Company has broadened its distribution base by making Ryanair’s fares available to bricks & mortar travel agents and corporate travel booking tools via GDSs Travelport (trading as Galileo and Worldspan), Amadeus and Sabre, as well as Concur and Kyte. Direct sales via the Ryanair website and mobile app (including through referrals from authorised OTAs under ‘direct distribution agreements’ – see: The Company faces risks related to unauthorized use of information from the Company’s website) continues to be the main generator of scheduled passenger revenues.

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

Taking advantage of digital platforms. Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to November 2027. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional discretionary products on day of travel (e.g. checked bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website with the key features being personalization, a “My-Ryanair” account, easier booking flow and more content. These features make Ryanair’s website faster, intuitive and fully responsive for mobile devices. The “MyRyanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My-Ryanair” is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety. Safety is the primary priority of Ryanair. This commitment includes the hiring and training of Ryanair’s pilots, cabin crew, and maintenance personnel and maintenance of its aircraft in accordance with Regulatory Requirements and the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 39-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 and UK CAA approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes travel insurance, fast track services, parking and airport transfers, and accommodation services through its website and mobile app. Ryanair also offers car hire services via a contract with RentalCars. Ancillary revenues accounted for over 30% of Ryanair’s total operating revenues in both fiscal year 2024 and fiscal year 2023. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2022 Compared with Fiscal Year 2023—Ancillary Revenues” for additional information.

Focused criteria for growth. Ryanair believes it will have opportunities for continued growth by: (i) using fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers or where competitor traffic capacity has not yet fully returned following the Covid-19 pandemic; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries and the UK; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to market challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 pandemic outbreak, the war in Ukraine and the Israel/Hamas conflict). The Company has aimed to meet these challenges by: (i) grounding aircraft during the winter season; (ii) controlling costs and liquidity; (iii) renegotiating contracts with existing suppliers, airports and handling companies and (iv) flexibly reallocating capacity to new markets. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key information—Risk factors—Risks related to the Company—Changes in fuel costs and availability affect the Company’s results” and “— The Company may not be successful in increasing fares to cover rising business costs.” In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key information—Risk factors—Risks related to the Company—Ryanair has seasonally grounded aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of June 26, 2024, the Company offered over 3,500 daily scheduled short-haul flights serving approximately 235 airports largely throughout Europe, the Middle East and North Africa. The following table lists Ryanair’s 95 operating bases:

Operating Bases

Agadir	Fez	Paris (Beauvais)
Alicante	Frankfurt (Hahn)	Pescara
Athens	Gdansk	Pisa
Baden-Baden	Girona	Porto
Barcelona (El Prat)	Gothenburg	Poznan
Bari	Ibiza	Prague
Belfast International	Katowice	Prestwick
Berlin (Brandenburg)	Kaunas	Reggio
Billund	Krakow	Riga
Birmingham	Lamezia	Rome (Ciampino)
Bologna	Lanzarote	Rome (Fiumicino)
Bordeaux	Leeds Bradford	Santiago
Bournemouth	Lisbon	Seville
Bratislava	Liverpool	Shannon
Brindisi	London (Luton)	Sofia
Bristol	London (Stansted)	Stockholm (Arlanda)
Brussels (Charleroi)	Madeira	Tangier
Bucharest	Madrid	Tenerife South
Budapest	Malaga	Thessaloniki
Cagliari	Malta	Toulouse
Catania	Manchester	Trieste
Chania	Marrakesh	Turin
Cologne	Marseille	Valencia
Copenhagen	Memmingen	Venice (Marco Polo)
Corfu	Milan (Bergamo)	Venice (Treviso)
Cork	Milan (Malpensa)	Vienna
Dublin	Naples	Vilnius
Dubrovnik	Newcastle	Warsaw (Modlin)
Dusseldorf (Weeze)	Nuremberg	Wroclaw
East Midlands	Palermo	Zadar
Edinburgh	Palma de Mallorca	Zagreb
Faro	Paphos

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

During fiscal year 2024, the Ryanair Group opened 4 new bases and approximately 265 new routes across its network. See “Item 3. Key information—Risk factors— Risks related to the Company—Ryanair’s new routes and expanded operations may have an adverse financial impact on its results.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great care. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses online advertising, email marketing and social media to drive awareness of Ryanair’s flights and ancillary services. Social media gives Ryanair access to reach a weekly audience of over 50m people.

Other marketing activities include co-operative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commission for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair encourages all passengers to make reservations and purchase tickets directly. Due to Ryanair’s long standing online distribution policy, the majority of reservations and purchases are made through the website Ryanair.com, although a significant number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents. Ryanair has long campaigned against the anti-consumer practices of Online Travel Agents (OTAs) who overcharge customers, apply hidden mark-ups, and provide fake customer contact and payment details. In 2024, several OTAs have signed ‘direct distribution agreements’ with Ryanair that allow them to market Ryanair flights to consumers in compliance with the principles of price transparency, ensuring that Ryanair is provided with genuine customer details. These deals protect customers from anti-consumer practices of screenscraping OTAs. Customers who book through unauthorized OTAs are asked to verify their identity on our website to ensure all safety and security protocols during online check-in are adhered to.

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

The Company has agreements with the GDSs Amadeus, Travelport (which operates the Galileo and Worldspan GDSs) and Sabre. These GDSs provide access to Ryanair fares (except for some promotional fare categories) to traditional bricks & mortar travel agents and corporate travel booking tools, but do not offer our fares for re-sale online. In 2024 Ryanair extended its distribution to corporate travelers by announcing agreements with Concur and Kyte.

AIRCRAFT

Boeing Aircraft

As of March 31, 2024, the Company had a fleet of 557 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair UK. The fleet includes 146 Boeing 737-8200 aircraft, each having 197 seats, 410 Boeing 737-800 “next generation” (“NG”) aircraft, each having 189 seats and 1 Boeing 737-700.

Between March 1999 and March 2024, Ryanair took delivery of 532 Boeing 737NG aircraft, 1 Boeing 737-700 aircraft and 146 new Boeing 737-8200s under its contracts with Boeing and disposed of 122 Boeing 737NG aircraft, including 77 lease hand-backs. In fiscal year 2024, Ryanair took delivery of 48 new Boeing 737-8200 aircraft.

Under the terms of the 2014 Boeing Contract, which was repriced in December 2020, Ryanair agreed to purchase 210 new Boeing 737-8200 “Gamechanger” aircraft delivering between fiscal years 2022 and 2025 inclusive. Deliveries commenced in June 2021. The aircraft will be used on new and existing routes to grow the Ryanair Group’s business. The Boeing 737-8200 represents the newest generation of Boeing’s 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight (4%) more seats than Ryanair’s Boeing 737-800NG 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-8200 series aircraft under the 2014 Boeing Contract is approximately U.S.$102.5m. Net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, the value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn. Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft delivering from fiscal year 2022 through to fiscal year 2025.

Under the terms of the 2023 Boeing Contract, Ryanair agreed to purchase up to 300 Boeing 737-MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) in the period from calendar 2027 to 2033 inclusive. It is a short-to-medium range aircraft and, for Ryanair’s specified configuration, will seat 228 passengers (39 (21%) more than the Group’s existing Boeing 737-800NGs). The Boeing 737-MAX-10 also offers significantly improved fuel, carbon and noise efficiencies compared to the Boeing 737-800NG, with approximately 20% lower fuel and CO2 emissions and up to 50% less noise. The Basic Price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-MAX-10 series aircraft is approximately US$135m. Net of basic credits, the value of the 150 firm Boeing 737-MAX-10 aircraft under the 2023 Boeing Contract is approximately U.S.$10.6bn. Boeing has granted Ryanair certain price concessions as part of the 2023 Boeing Contract. As a result, the "effective price" (the purchase price of the New Aircraft net of discounts received from Boeing) of each Boeing 737-MAX-10 will be significantly below the Basic Price mentioned above. The effective price applies to all Boeing 737-MAX-10s due for delivery from early calendar 2027.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-8200 being the most recent entering service.

The Boeing 737NGs are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-8200s are fitted with CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, should reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737NGs in Ryanair’s configuration and reduce operational noise emissions by up to 50%.

For additional information, please see “Item 3—Key information—Risk factors—Risks related to the Company—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier was unable to provide additional equipment or support”.

At March 31, 2024, the average aircraft age of the Company’s Boeing 737 fleet was approximately 9 years.

Airbus Aircraft

As of March 31, 2024, the Company had a fleet of 27 leased Airbus A320 aircraft (2023: 28; 2022: 29). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2024, the average aircraft age of the Company’s leased Airbus A320 fleet was approximately 17 years.

Summary

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 and Boeing 737-MAX-10 aircraft, assuming up to 150 disposals of older aircraft (including lease returns) over the period and Boeing’s ability to fulfil both the 2014 and 2023 Boeing Contract.

Training and Regulatory Compliance

At March 31, 2024 Ryanair owns and operates 10 Boeing 737-800NG, 8 Boeing 737-8200 and 1 A320 full flight simulators for pilot training. The simulators were purchased from CAE Inc of Quebec, Canada (“CAE”). In addition, Ryanair currently owns and operates 9 state of the art, fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. In autumn 2021, Ryanair, in partnership with Aviation Flight Academy (“AFA”), opened a new, state of the art, training centre in Dublin which includes both Boeing 737-8200 and A320 full flight simulators, and a full Boeing 737 Cabin Trainer. At the end of 2021, Ryanair agreed to purchase an additional 8 (6 confirmed and 2 options) full flight simulators from CAE, and 1 fixed based simulator from MPS. In fiscal year 2023, Ryanair took delivery of 3 Boeing 737-8200 full flight simulators and a new fixed based simulator. In summer 2023

Ryanair expanded the East Midlands Training Centre by acquiring a second facility allowing for additional capacity across both facilities. In fiscal year 2024, Ryanair took delivery of 2 Boeing 737-8200 full flight simulators, 1 into the Bergamo Training Centre, and 1 into the East Midlands Training Centre. In fiscal year 2025, Ryanair will take delivery of 1 Boeing 737-8200 full flight simulator, which will replace a Boeing 737-800NG full flight simulator (manufactured 2004) in East Midlands Training Centre. In Summer 2023, Ryanair agreed to exercise the remaining 2 options in the 2021 purchase agreement and purchase an additional 12 (6 firm orders and 6 options) full flight simulators from CAE. The Group recently commenced construction of two further, state-of-the-art, training centres in Krakow and Madrid.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or applicable EU and UK directives that may come into effect in the future. However, there can be no assurance that the FAA, the UK CAA, EASA or any other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company’s results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-8200. See “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—Safety-related undertakings could affect the Company’s results.”

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services (e.g. Priority Boarding and Reserved Seating), internet-related services (e.g. SMS flight confirmation and Dynamic Currency Conversion), and the in-flight sale of beverages, food, duty-free and merchandise.

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

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel, and maintain its aircraft in accordance with EASA and UK Regulations and European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of continuing airworthiness management, maintenance, training, or quality assurance.

EASA came into being on September 28, 2003 through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority (“JAA”) requirements. See “—Government Regulation—Regulatory Authorities” below.

Post Brexit, with the UK leaving EASA, aircraft registered in the UK are managed in accordance with the UK equivalent regulations.

Ryanair Engineering and the Safety & Compliance department manage the Continuing Airworthiness of the Group fleet in accordance with Commission Regulation (EU) No. 1321/2014 of 26 November 2014 - Continuing Airworthiness and UK Reg. (EU) 1321/2014 - the UK Continuing Airworthiness regulation. Each Group Airline holds applicable approval with their respective National Airworthiness Authority (IAA Ireland, TMCAD Malta, Polish CAA and UK CAA), providing robust oversight of all maintenance activities.

Maintenance activities are undertaken in accordance with EASA and UK Part 145 as applicable, by Ryanair DAC under IAA approval and approved contracted providers.

During fiscal year 2024, Ryanair established the Ryanair Engineering Academy (the “Academy”) to increase the number of trainees recruited into the Group to align headcount with future aircraft deliveries. The calendar year 2023 engineering intake included 365 trainees, however the development of the Academy will see this grow to 700 in calendar year 2024 and over 1,000 in calendar year 2025. The Academy is approved to deliver maintenance type training courses under EASA and UK Part-147 approvals, with 4 approved training sites located across the Ryanair network, in London (Stansted), Glasgow (Prestwick), Seville and Shannon.

Ryanair is an EASA Part-145 approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at a number of its bases, as well as A-checks at its London Stansted (5 bays), Bergamo (5 bays),  Dublin (2 bays), Vienna (2 bays), Nuremberg (2 bays), Madrid (1 bay), Malta (1 bay) and Porto (1 bay) facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft.

Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilizing a Ryanair associated Part-145 approval/organization for heavy maintenance with a seasonal use of third-party maintenance repair and overhaul (the “MRO”) facilities. Ryanair has hangar facilities in Prestwick (6 bays), Seville (5 bays), Kaunas (4 bays), Wroclaw (4 bays), Shannon (3 bays) and Hahn (2 bays) which are used for C-check maintenance activities.

Ryanair will continue to look for opportunities to invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the growing fleet. Ryanair plans to add a further 9 bays in Madrid, 3 bays in Wroclaw, 2 bays in Kaunas, 2 bays in Porto and 2 bays in Dublin and currently has plans to open a new 4 bay hangar in Marrakesh, a new 3 bay hanger in Berlin and a new 2 bay hangar in Palma.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for airframe, engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its current maintenance facilities. See “Item 3. Key Information — Risk Factors — Risks Related to the Company — The Group is dependent on external service providers”. Ryanair utilises MRO’s which provide a high standard of maintenance. The Group has recently extended its maintenance agreement with the MRO provider Joramco (in Jordan) which will see them undertake 10 lines of heavy maintenance for the Group until 2034.

Ryanair contracts out engine overhaul service for its Boeing 737-800NG aircraft to CFM under a ten-year agreement to December 2027, with an option for extension. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800NG aircraft, the repair of parts and general technical support for the fleet of engines. CFM uses its EASA Part-145 approved repair facilities in Cardiff (Wales), Celma (Brazil), Paris (France), Kuala Lumpur (Malaysia), Queretaro (Mexico) and Safran Aero (Morocco). By contracting with experienced EASA Part-145 approved maintenance providers, management believes it is better able to ensure the quality of its engine maintenance. CFM LEAP-1B Engines installed on the Boeing 737-8200 aircraft are subject to warranty by CFM. Any required repairs/overhauls subject to this warranty will be accomplished by CFM at its EASA Part-145 approved repair facilities. Engine maintenance providers are also monitored closely by the national authorities under EASA and national regulations. Ryanair trained engineering staff with both Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft to the Ryanair fleet.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 39-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment and enhancements, and its adoption of an internal, open, and confidential reporting system for safety and security matters. The Company’s Board of Directors also has a Safety and Security Committee to review and discuss air safety and security performance. Members of the Committee include Non-Executive Directors, Mike O’Brien, Eamonn Brennan (from July 2023) and Ryanair’s Chief Risk Officer, Carol Sharkey. The Accountable Managers of each of the Ryanair Group Airlines and nominated persons are invited to attend. Mr. O’Brien and Ms. Sharkey reports to the Board of Directors each quarter.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (“TEM”) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved/accepted by the relevant National Competent Aviation Authority, (including the IAA, TMCAD Malta, the Polish CAA and the UK CAA) which regularly audits operations standards and flight crew training standards for compliance with EU and UK legislation. All Boeing 737s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management actively encourages flight crews to report any safety-related issues through the Safety Reporting system, which is available online. Also available to crew is Ryanair’s Confidential Reporting System (“RCRS”) which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that does not fall into the category of a mandatory report required by regulation, and they do not wish to report through standard reporting channels. Management uses the de-identified information reported through all reporting channels to modify training and/or procedures and improve flight operations standards as necessary. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the UK CAA as an alternative confidential reporting channel.

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

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own ground services, aircraft handling and passenger services either directly or through self-handling partners at Dublin, London (Stansted), Spain, Portugal and various Polish airports. All other airport handling is provided through the airport authorities, either directly through sub-contractors or the airport themselves. Our Ground Operations teams work to obtain the most competitive handling rates for ground, aircraft, and passenger services across our network by negotiating multiyear deals with growth or efficiency incentives where possible with fixed or capped rates to lock in long term costs. These contracts are generally scheduled to expire in one to seven years, unless renewed and part of the rates are performance related to ensure compliance and punctuality. Self-handling gives Ryanair the option under European regulations to handle its own aircraft and passenger services where we cannot obtain competitive rates or quality handling services at each airport. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Group is dependent on external service providers.”

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

FUEL

The cost of jet fuel (including carbon and de-icing costs) accounted for approximately 45% and 43% of Ryanair’s total operating expenses in the fiscal years ended 2024 and 2023 respectively. In each case, this accounts for costs after giving effect to the Company’s hedging activities. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair typically enters into arrangements providing for significant protection against fluctuations in fuel prices, through both forward swap contracts and call options covering periods of up to 12 to 18 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in fiscal year 2021 due to European Governments response to the spread of Covid-19, forward contracts may become ineffective for hedge accounting purposes. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal Year 2024 Compared with Fiscal Year 2023—Fuel and Oil.”

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors’ and officers’ liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair’s insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded such as the airspace closures described in “Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—Extreme weather events could affect the Company and have a material adverse effect on the Company’s results of operations.”

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

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Airside Business Park, Dublin	37,752	32,409	Freehold	Offices, Travel Labs Dublin, Training Center & OCC
Dublin Airport	8,190	8,269	Leasehold	Aircraft Maintenance
Vienna Airport (Hangar)	12,591	7,720	Leasehold	Aircraft Maintenance
Stansted Airport	17,262	14,302	Leasehold	Aircraft Maintenance & Simulator Training Center
East Midlands Airport	5,935	3,435	Freehold	Simulator Training Center
Prestwick Airport (Hangar)	16,022	14,295	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport	16,647	9,563	Leasehold	Aircraft Maintenance & Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Malta Airport (Hangar)	6,729	3,696	Leasehold	Aircraft Maintenance
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance
Madrid, Spain	3,828	3,828	Leasehold	Travel Labs Madrid
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Wroclaw
Warsaw, Poland	747	747	Leasehold	Administrative Offices & OCC
Pieta, Malta	480	480	Leasehold	Administrative Offices
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices

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

TRADEMARKS

Ryanair’s name, logo, certain other names and logos, as well as certain slogans, are registered as:

(1)	European Union Trademarks – registrations which afford uniform protection in all 27 EU member states.
(2)	National trademarks (in, for example, the UK, Jordan and Lebanon) – registrations which afford protection in the state of registration.
(3)	International trademarks – registrations designating relevant countries, which in turn operate as national trademark registrations.

Registered trademarks give Ryanair an exclusive monopoly over the use of the particular mark in the relevant jurisdiction and the right to sue for trademark infringement should another party use an identical or similar mark in relation to identical or similar services.

THE ENVIRONMENT

Ryanair’s Environmental Policy commits the Group to what the Board and management believe are ambitious future environmental targets, building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow the Group to continue to lower CO2 emission intensity and noise pollution.

Ryanair’s Environmental Strategy illustrates Ryanair’s commitment to managing its impact on the environment, with key targets and achievements including:

Targets

●	Achieving net carbon zero by 2050, as set out in Ryanair’s 2024 Sustainability Report – ‘Aviation with Purpose’;
●	Reduce CO2 per passenger/kilometer to c.50 grams by 2031;
●	Power 12.5% of our flights with Sustainable Aviation Fuel (SAF) by 2030; and
●	Retain, or improve, the Group’s strong CDP climate protection rating (currently “A-“).

Achievements

●	Becoming the first Airline Group to publish its CO2 statistics monthly in fiscal year 2019;
●	Investing billions of euro in new fuel and noise efficient aircraft;
●	Commercial SAF partnerships with Enilive, Neste, OMV, Repsol and Shell;
●	Sustainalytics top rated European airline for ESG;
●	Industry leading MSCI ‘A’ rating and CDP ‘A-‘ rating;
●	Extended our Sustainable Aviation Research Centre partnership with Trinity College Dublin to 2030; and
●	Appointment of a Director of Sustainability in 2021, reporting at least quarterly to the Audit Committee and Board, to oversee delivery of ambitious environmental commitments.

Ryanair manages its impact on the environment and lowers CO2 emissions by operating a young fleet, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

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

In recent years, geopolitical events have disrupted existing supply and demand patterns of the energy market. Despite this disruption, movements towards a cleaner energy system have continued through advancements in European Union policies, including the “Fit for 55 package” and “REPowerEU”. High fossil fuel prices, as seen since the war in Ukraine began, present an opportunity to operate more efficiently and build momentum in energy transition to sustainable aviation fuels and fleet renewal through the Group’s 210 Boeing 737-8200 aircraft order and the Group’s new 300 Boeing 737-MAX-10 aircraft (150 firm and 150 options) order under the 2023 Boeing Agreement.

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

The aviation industry conducted a feasibility study “Destination 2050” of reaching Net Zero emissions by 2050. This study demonstrates that reaching net zero emissions in aviation is possible. Key challenges are recognized in reaching these long-term goals (as detailed further in the below “Material transition risk related to climate change and consequences” section) most notably around the inability to obtain sufficient quantities of SAF.

Ryanair recognizes that transition risk costs will arise in connection with the climate change transition. The Group has a history, as demonstrated through its recent aircraft orders, in maintaining a young, fuel efficient fleet and any breakthrough in new technology engines, will be procured as part of ongoing fleet renewal. Additionally, while sustainable aviation fuels currently trade at a premium of approximately 3x compared to normal jet kerosene, the long-term outlook is for price convergence and there are a number of policymaker decisions which are currently being reviewed which will aim to reduce the existing price divergence (e.g. government incentives to procure SAF, Emission Trading System reform legislation, etc.).

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

Ryanair has bi-lateral agreements in place with a number of SAF suppliers. These agreements allow Ryanair access to SAF at key airport locations. These agreements are in place with Enilive, Neste, OMV, Repsol and Shell. By using SAF, Greenhouse Gas (“GHG”) emissions will decrease which will reduce Emissions Trading System (“ETS”) and Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) compliance costs.

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

Ryanair has had a long-standing strategy for fleet modernization supported with strong cash flows and access to capital markets. Ryanair's current Boeing average fleet age is approximately 9 years.

New technologies will be more fuel efficient, delivering ongoing operational cost savings, an example of which is Ryanair’s decision to retrofit 409 Boeing 737-800NG aircraft with split scimitar winglets, which provide an emission reduction benefit of approximately 1.5% and lower noise by approximately 6%.

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

Government Regulation

Regulatory Authorities

EU air carriers such as the Company and the Group Airlines are generally able to provide passenger services on domestic routes within any EU member state outside their home country, as well as between EU member states without restriction, subject to applicable EU and national regulations implemented by competent authorities, including the European Commission and EASA, as well as oversight by the European Organization for the Safety of Air Navigation (“Eurocontrol”). The Group Airlines are also subject to national regulation in their home countries, which is implemented primarily by (i) in Ireland, the Irish Aviation Authority (“IAA”) and the Department of Transport (“DoT”) in the case of Ryanair DAC, (ii) in Poland, the Polish Civil Aviation Authority (“Polish CAA”) in the case of Buzz, (iii) in Malta, Transport Malta and the Civil Aviation Directorate (“Maltese CAD”) in the case of Lauda Europe and Malta Air, and (iv) in the United Kingdom, the Civil Aviation Authority and the Department for Transport (“UK DfT”) in the case of Ryanair UK.

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

Under Ireland’s Air Navigation and Transport Act 2022, the air navigation service provision function of the IAA was transferred into a new corporate entity, AirNav Ireland, in May 2023, while the safety and security regulation functions of the IAA were retained within the IAA. The Act further provided for the dissolution of the Commission for Aviation Regulation (“CAR”) and the merger of its functions and responsibilities with the IAA, creating a single regulator for the civil aviation sector in Ireland, covering safety, security, economic and consumer regulation.

Following the dissolution of CAR and the merger of its functions with the IAA (which took place on April 30, 2023), the IAA is responsible for issuing operating licenses to air carriers registered in Ireland under EU Regulation 1008/2008. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The IAA has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADRs—EU Rules impose restrictions on the ownership of Ryanair Holdings’ ordinary shares by Non-EU nationals and the Company has applied a ban on the purchase of ordinary shares by Non-EU nationals since 2002” above.

Ryanair’s current operating license (No 05/16) was issued by CAR (whose functions were merged with the IAA on April 30, 2023) on September 20, 2016 and is subject to periodic review.

Department of Transport. The DoT is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport.

Malta

Maltese Civil Aviation Directorate. The Maltese CAD is Malta's aviation regulator, assisting the Maltese Director General for Civil Aviation in fostering the development of civil aviation in Malta within a safety oversight system. The Maltese CAD is responsible for: the safety of aircraft, aircraft and aerodrome operators, air navigation service providers, licensing of aeronautical personnel and the conclusion of international air services agreements. To operate in the EU, a Maltese air carrier is required to hold an AOC granted by the Maltese CAD attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The Maltese CAD has authority to amend or revoke the AOC, with Lauda Europe’s and Malta Air’s ability to continue to hold their respective AOCs being subject to ongoing compliance with applicable statutes. Lauda Europe’s and Malta Air’s flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the Maltese CAD.

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

UK

UK Civil Aviation Authority. The UK CAA is primarily responsible for ensuring safety standards, consumer protection, efficient use of airspace and security risks. A UK air carrier is required to hold an AOC granted by the UK CAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The UK CAA has an authority to amend or revoke the AOC, with Ryanair UK’s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Ryanair UK’s flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the UK CAA.

The Company’s subsidiary, Ryanair UK, obtained an AOC (No. GB 2451) and an operating license (OL/A/624) from the UK CAA on December 20, 2018.

UK Department for Transport. The UK DfT is responsible for implementation of certain UK legislation and international standards relating to air transport.

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

EU Regulation 1008/2008 grants EU airlines the freedom to set prices, reinforcing a principle that has underpinned the liberalized EU air transport market since the 1980s. However, in 2020 certain politicians in Austria and Italy called for the introduction of minimum prices on airline tickets, while the Italian government in 2023 passed a decree attempting to introduce a price cap on certain flights to Sicily and Sardinia. While none of these measures were ultimately implemented, it cannot be guaranteed that some form of government intervention in airline fares will not be introduced at a national or European level. If allowed to stand following judicial review, any such restriction would severely impact the Company’s ability to attract the most price sensitive consumers. EU Regulation 1008/2008 also sets out rules in respect of transparency of airline fares, requiring the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates. While consumer benefits of the unbundling of airline services are widely acknowledged, some consumer law enforcement authorities have argued that certain optional price components should be included in advertised prices and/or that certain optional services should be considered mandatory, which, if implemented, would limit the Company’s commercial freedom.

The European Union has also passed legislation governing the allocation and use of airport slots, a directive governing access to the ground handling market at EU airports, a directive on the terms of airlines’ participation in the EU Emissions Trading System, regulations on passenger rights and the rights of passengers with reduced mobility, and several other legislative acts affecting air transport, including matters of aviation security, noise, social security and sustainable aviation fuel.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, all Directors of Ryanair Holdings are citizens of a member state of the EU.

The Company’s aircraft operated by Malta Air and Lauda Europe are registered in Malta, the aircraft operated by Buzz are registered in Poland and the aircraft operated by Ryanair UK are registered in the UK. In each of these countries similar regulations apply to the registration of aircraft as those described above in relation to aircraft operated by Ryanair DAC, which are registered in Ireland.

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts, or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Similar competition laws apply at national level in EU member states, as well as in the UK and other non-EU countries where the Company operates. Ryanair is subject to the application of the general rules of competition law as well as specific rules on competition in the airline sector.

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

Competition law in Ireland is primarily embodied in the Competition Acts 2002 to 2022. This legislation is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition and Consumer Protection Commission) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector but are subject to EU rules that override any contrary provisions of Irish competition law.

In December 2022, the Italian competition authority (the “AGCM”) launched an investigation into alleged illegal price coordination between airlines, including Ryanair, on routes between mainland Italy and Sicily during the Christmas period. The investigation was closed in late 2023 with no finding of infringement. The AGCM subsequently launched a review of the use of pricing algorithms by airlines, which is ongoing.

In September 2023, the AGCM launched an investigation into alleged abuse of dominance by Ryanair in its dealings with online and offline “bricks and mortar” travel agents in Italy. The Company has strongly refuted the allegation and is engaging with the AGCM whose investigation will likely conclude in late 2024. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on Ryanair. The AGCM closed these interim proceedings in late May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation.

Certain operators of screenscraping websites (including Lastminute and On the Beach) have alleged in court proceedings that Ryanair’s objection to the unauthorized selling of its flight tickets by online travel agents to consumers is an attempt to restrict competition. Ryanair is vigorously defending such claims and welcomed the withdrawal by On the Beach of its action in UK courts in February 2024. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company faces risks related to unauthorized use of information from the Company’s website”.

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

Under the terms of the EU—UK TCA, the UK has introduced a new subsidy control regime in order to prevent distortions of competition between the UK and the EU. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging state aid at certain airports” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Data Protection

Ryanair’s processing of personal data is subject to increasingly complex data protection laws including the EU’s GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR is directly applicable across the member states of the EU and an equivalent data protection regime operates in the UK post-Brexit (the European Commission has considered the UK regime to be adequate by way of the ‘adequacy decision’ adopted on June 28, 2021). The GDPR imposes strict obligations on companies which process personal data, including requirements to implement appropriate security measures to ensure that processing, storing, and transferring of personal data is done in accordance with the key data protection principles contained in the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data, such as the “right to be forgotten” (to be erased from the databases of organizations holding their personal data, including erased from third party providers’ databases, provided there are no legitimate grounds for retaining the personal data) and the right to “data portability” (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

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

Consumer Protection

Ryanair operates under stringent consumer protection laws. Despite diligent efforts to ensure full compliance, there is a possibility that government bodies or other entities might claim non-compliance with these laws by Ryanair. Certain authorities across Ryanair’s network have the power to conduct audits and demand corrective actions for any non-compliance. A significant breach by Ryanair of consumer laws could lead to authorities imposing fines of up to 10% of the annual group-wide turnover, or the issuing of strict compliance orders. Furthermore, consumers have the right to seek damages for any harm caused by a breach of their consumer rights and may also be represented in collective redress or class actions. Such cases, whether individually or collectively, could materially and adversely affect the Company's financial condition and operational results. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to increasingly strict sanctions for non-compliance with consumer protection laws”.

Environmental Regulation

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements. All of Ryanair’s aircraft currently comply with these regulations. Many airports in Ryanair’s network (including London Stansted, London Gatwick, Rome Ciampino, Dublin and Amsterdam) have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

Company Facilities. The Company maintains facilities across its network, including engineering facilities at the airports in Dublin, Shannon, Malta, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Nuremberg, Bergamo, Wroclaw, Kaunas, Seville, Madrid, Porto and Vienna. Planning permissions for Company facilities have been obtained in accordance with local requirements and management of noxious or potentially toxic substances as well as of waste removal is conducted in adherence to applicable local, national and EU regulations.

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. The Company is constantly working towards improving its environmental performance and in February 2024, was upgraded to a Leadership Level ‘A-’ rating (was “B”) from CDP – an international non-profit that helps organizations to disclose their environmental impact.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “next generation” (“NG”) aircraft. The design of these aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. The Boeing 737-800NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737-800NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions. In fiscal year 2023, Ryanair began to retro-fit scimitar winglets on the Boeing 737-800NG fleet. This retro-fit program will further reduce fuel burn of these aircraft by approximately 1.5% and noise by approximately 6%.

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 “Gamechanger” aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brought the Company’s firm order to 210 Boeing 737-8200s with a total contract value of approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800NGs in Ryanair’s configuration and reduce operational noise emissions by up to 50%. See “—Aircraft” above for details on Ryanair’s fleet plan.

In May 2023, Ryanair signed an agreement with Boeing to purchase up to 300 Boeing 737-MAX-10 aircraft (including 150 firm orders and 150 aircraft subject to option) for delivery between 2027 and 2033. This agreement was approved by Shareholders at the Company’s 2023 AGM. These aircraft have 228 seats and are fitted with CFM-LEAP-1B engines, which reduce fuel consumption by up to approximately 20% compared to the Boeing 737-800NG and reduce noise emissions by approximately 50%. It is expected that up to 50% of this order will replace older aircraft in the fleet

(including lease handbacks), while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by fiscal year 2034.

In addition, Ryanair has distinctive operational characteristics that management believes help reduce the Company’s impact on the environment. In particular, Ryanair:

●	operates with a high-seat density of 189 seats on the Boeing 737-800NGs and 197 on the Boeing 737-8200 aircraft. This is in contrast to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per passenger/kilometer. The Lauda A320 fleet has a high density of 180 seats;
●	has reduced per passenger/Km emissions through high load factors (94% in fiscal year 2024);
●	achieves quick turn-around times, thus reducing fuel burn and emissions when aircraft are on the ground;
●	provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
●	has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point to point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law de facto means that only 3 routes to Paris Orly airport (where the Company does not operate) are affected. The European Commission approved this law in December 2022. It entered into force on May 24, 2023 for a period of three years. Ryanair does not believe that any such measures can in fact make a significant contribution to reducing aviation’s environmental impact given that over half of all emissions from European aviation come from long-haul flights (which account for just a few percent of total European flights) and has argued that policy-makers should instead focus on measures that discourage connecting flights, the most environmentally inefficient form of air travel. A widespread introduction of bans on short-haul flights could have a negative impact on the Company’s results and operations.

“Fit for 55”. We engage with European decision makers to support a fair green transition of the aviation sector. Among the measures included in the “Fit for 55” package, we welcome the legislation to increase the use of SAF and engaged relevant stakeholders to stress the importance of using sustainable fuels to cut the sector’s carbon footprint. We have highlighted the limited environmental benefit and the harmful consequences for the EU economy and connectivity resulting from other elements of the package, e.g., a kerosene tax that applies only to intra-EU flights. In December 2022, the European Parliament, the Council of Europe and the European Commission reached a political agreement to apply the ETS exclusively to intra-EEA flights until at least 2027. In 2026, the European Commission will again assess and review the geographic scope of the ETS with the view potentially to including long-haul flights within the scope.

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU ETS as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial free CO2 allowances based on historical “revenue tonne kilometres” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation has a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth. The free CO2 allowances are being phased out between 2024 and 2026, which will increase the cost of compliance by the Company with the ETS.

On January 1, 2021, a UK ETS replaced the UK’s participation in the EU ETS (in principle covering UK domestic flights and flights from the UK to the EU, while EU ETS still applies on flights from the EU to the UK, regardless of the nationality of the operating carrier). This scheme contains many consistent features with the concurrent EU ETS. Airlines have been granted allowances under the scheme with a subsequent deduction in allocated free EU ETS allowances. These were distributed in proportion to UK ETS activity based on historical “revenue tonne kilometre”. The UK has announced it plans to phase out the free CO2 allowances from 2026.

Carbon Offsetting. On October 6, 2016, the CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) agreement was agreed between 191 ICAO countries. The CORSIA scheme uses market-based environmental policy instruments (carbon credits) to offset CO2 emissions above the 2019 levels, starting from 2021 to 2023, and above 85% of 2019 levels from 2024 to 2035. The scheme is voluntary for ICAO countries until 2026. As of June 2024, 126 out of 191 countries decided to participate.

Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The UK Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair’s EU and UK Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2023, the Ryanair Group emitted 15.0m tCO2 (calendar 2022: 13.6m tCO2), which equates to 0.082 tCO2 (calendar 2022: 0.085) per passenger (a drop of over 3.5% per passenger).

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair remitted over €1.17bn in various environmental taxes in fiscal year 2024 up from approximately €0.83bn in fiscal year 2023 (and approximately €0.26bn in fiscal year 2022). Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

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

Occupational health and safety issues relating to Ryanair UK are governed by various legislation, the primary statute in England being the Health and Safety at Work etc. Act 1974 (the “Health and Safety at Work Act”). The Health and Safety Executive (“HSE”), monitors compliance with the Health and Safety at Work Act and related legislation.

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

HISTORY

Ryanair’s current business strategy dates to the early 1990s, when Ryanair became the first European airline to replicate the low-fares, low-cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger services between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the UK. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through March 31, 2024, the Ryanair Group launched services on more than 2,500 routes throughout Europe and also increased the frequency of service on a number of its principal routes. Ryanair has established 95 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. During fiscal years 2019 and 2020 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the UK (Ryanair UK), along with the acquisition of Lauda and Malta Air (both now based in Malta), to Ryanair DAC in Ireland. Ryanair has increased the number of booked passengers from approximately 5m in fiscal year 1999 to approximately 184m in fiscal year 2024. As of March 31, 2024, Ryanair had a principal fleet of 557 Boeing 737 (including 146 Boeing 737-8200 “Gamechangers”) aircraft and 27 Airbus A320 aircraft and serves approximately 235 airports.

Ryanair expects to have approximately 800 narrow-body aircraft in its operating fleet by 2034 following the delivery of all of the Boeing 737s currently on order, subject to lease hand-backs and disposals over the period. See “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 1m passengers in 1991 to approximately 184m passengers in fiscal year 2024.

Total revenues increased from €10.78bn in fiscal year 2023 to €13.44bn in fiscal year 2024 primarily due to a 9% increase in traffic to 183.7m passengers. Average fares in fiscal year 2024 were up 21% to c.€49.80. Ancillary revenues increased by 12% to €4.30bn due to the increase in traffic and a solid performance in discretionary products such as priority boarding, reserved seating and in-flight sales.

Ryanair’s total break-even load factor was 81% in fiscal year 2023 and 80% in fiscal year 2024. Ryanair recorded an operating profit of €1.44bn in fiscal year 2023 and an operating profit of €2.06bn in fiscal year 2024. The Company recorded a profit after tax of €1.31bn in fiscal year 2023 and a profit after tax of €1.92bn in fiscal year 2024.

Historical results are not predictive of future results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, fuel prices; the airline pricing environment in a period of increased competition; flight disruptions and other global economic impacts caused by the war in Ukraine and the Israel/Hamas conflict; overall passenger traffic volume; the availability of new airports for expansion; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the UK and the EU including a high interest rate environment; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations; potential break-up of the Eurozone; Brexit; global inflation and supply chain pressures; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, the financial impact of the Covid-19 crisis and the Russian invasion of Ukraine on European economies. Ryanair expects its depreciation, staff, fuel and route charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by fuel oil producers, sanctions imposed on oil producers, geopolitical tensions affecting oil producing countries and the imposition of sustainable aviation fuel (SAF) mandates by the EU and UK Government. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. In addition, the financing of new Boeing 737-8200 aircraft and Boeing 737-MAX-10 aircraft may increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2024	2023	2022
Total revenues	100%	100%	100%
Scheduled revenues	68	64	55
Ancillary revenues	32	36	45
Total operating expenses	85	87	107
Fuel and oil	38	37	35
Staff costs	11	11	14
Airport and handling charges	11	12	17
Depreciation	8	9	15
Route charges	8	8	11
Marketing, distribution and other	6	6	9
Maintenance, materials and repairs	3	3	5
Operating profit/(loss)	15	13	(7)
Net finance income/(expense)	1	0	(2)
Profit/(loss) before tax	16	13	(9)
Tax (expense)/credit	(2)	(1)	4
Profit/(loss) after taxation	14	12	(5)

FISCAL YEAR 2024 COMPARED WITH FISCAL YEAR 2023

Profit after taxation. Ryanair recorded a profit after taxation of €1,917m in fiscal year 2024, as compared with a profit after taxation of €1,314m in fiscal year 2023. This increase was primarily attributable to a 9% increase in traffic at 21% higher average fares offset by increased jet fuel costs.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 32%, from €6,930m in fiscal year 2023 to €9,145m in fiscal year 2024, primarily reflecting a 9% increase in traffic to 183.7m passengers and a 21% increase in average fare to c.€49.80.

Scheduled passenger revenues accounted for 68% of Ryanair’s total revenues in fiscal year 2024 and 64% in fiscal year 2023.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 12%, from €3,845m in fiscal year 2023 to €4,299m in fiscal year 2024. The overall increase in ancillary revenues was due to a 9% increase in traffic to 183.7m passengers and a solid performance in discretionary products such as priority boarding, reserved seating and in-flight sales.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 85% for fiscal year 2024 and 87% for fiscal year 2023. In absolute terms, total operating expenses increased by 22%, from €9,333m in fiscal year 2023 to €11,383m in fiscal year 2024, principally as a result of an increase in sectors flown and higher fuel costs. When comparing costs as a percentage of total revenues, staff costs, route charges, marketing, distribution and other and maintenance, materials and repairs remained in line with fiscal year 2023. Fuel increased as a percentage of total revenues primarily due to higher jet fuel prices offset by fuel burn savings on the new Boeing 737-8200 aircraft. Depreciation and airport and handling charges decreased as a percentage of total revenues due to the 21% increase in average fares.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for fiscal years 2024 and 2023 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,
	2024	2023	% Change *
	€	€
Fuel and oil	27.99	23.88	(17)%
Staff costs	8.16	7.07	(16)%
Airport and handling charges	8.08	7.36	(10)%
Depreciation	5.77	5.48	(5)%
Route charges	5.58	5.36	(4)%
Marketing, distribution and other	4.12	4.00	(3)%
Maintenance, materials and repairs	2.26	2.22	(2)%
Total operating expenses	61.96	55.37	(12)%

* ”+” is favorable and “-“ is adverse year-on-year.

Fuel and oil. Ryanair's fuel and oil costs per passenger increased by 17%, while in absolute terms, these costs increased by 28% from €4,026m in fiscal year 2023 to €5,143m in fiscal year 2024. The 28% increase reflected an increase in sectors flown and significantly higher jet fuel prices offset by fuel burn savings on the new Boeing 737-8200 aircraft. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and emissions trading costs (both EU and UK). The average fuel price paid by Ryanair (calculated by dividing total fuel costs (including into-plane and carbon charges) by the number of U.S. gallons of fuel consumed) increased by 31% from €2.46 per U.S. gallon in fiscal year 2023 to €3.23 per U.S. gallon in fiscal year 2024.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 16% on a per passenger basis, while in absolute terms, these costs increased by 26%, from €1,191m in fiscal year 2023 to €1,500m in fiscal year 2024. The increase in absolute terms was primarily attributable to the larger fleet, higher sectors, investment in operational resilience with higher crewing ratios, restoration of Covid-19 pay reductions, crew productivity pay increases implemented and Boeing delivery delays.

Airport and handling charges. Ryanair's airport and handling charges per passenger increased by 10% in fiscal year 2024 compared to fiscal year 2023. In absolute terms, airport and handling charges increased by 20%, from €1,241m in fiscal year 2023 to €1,485m in fiscal year 2024 due to 9% traffic growth, higher ground ATC and handling rates, and termination of temporary Covid reliefs (included in the prior year comparative).

Depreciation. Ryanair's depreciation per passenger increased by 5%, while in absolute terms these costs increased by 15% from €923m in fiscal year 2023 to €1,060m in fiscal year 2024. The increase was primarily due to higher amortisation resulting from the delivery of 48 new “Gamechanger” aircraft and higher aircraft utilisation (flight hours up 9%).

Route charges. Ryanair's route charges per passenger increased by 4%. In absolute terms, route charges increased by 13%, from €904m in fiscal year 2023 to €1,024m in fiscal year 2024, due to the 9% increase in flight hours and higher Eurocontrol rates.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 3% on a per passenger basis in fiscal year 2024, while in absolute terms, these costs increased by 12%, from €674m in fiscal year 2023 to €757m in fiscal year 2024, due to higher activity in the year (including increased credit card transactions and higher in-flight sales) and increased EU261 and right-to-care passenger compensation due to delays arising primarily from the knock-on effect of ATC related disruptions (including the NATS system failure in August 2023, and a record number of French ATC strikes).

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses increased by 2% on a per passenger basis, while in absolute terms these expenses increased by 11% from €374m in fiscal year 2023 to €415m in fiscal year 2024. The increase in absolute terms during the fiscal year was due to higher utilisation, engineering pay increases and lease handback costs.

Operating profit/(loss). As a result of the factors outlined above, an operating profit per passenger of €11.22 was recorded in fiscal year 2024 compared to an operating profit per passenger of €8.56 in fiscal year 2023.

Net finance income/(expense). Ryanair’s net finance income was positive at €62m due to higher deposit interest rates, lower gross debt, and a positive net cash position throughout the year. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Taxation. The effective tax rate for fiscal year 2024 was approximately 10%, as compared to an effective tax rate of approximately 9% in fiscal year 2023, reflecting the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

FISCAL YEAR 2023 COMPARED WITH FISCAL YEAR 2022

A discussion of fiscal year 2023 compared with fiscal year 2022 is included in Ryanair’s 2023 Annual Report and Form 20-F.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2024 and 2023 of €4.12bn and €4.68bn, respectively. The €0.56bn decrease in gross cash resources year on year reflects capital expenditure of approximately €2.39bn and debt repayments of €1.10bn offset by an increase in operating activities.

The Company’s net cash inflow from operating activities in fiscal year 2024 amounted to €3.16bn (fiscal year 2023: €3.89bn). The €0.73bn decrease in net cash flows from operating activities year on year primarily reflects the movement in forward bookings.

During fiscal year 2024, Ryanair’s primary cash requirements have been for operating expenses, capital expenditures and payments on indebtedness. Cash generated from operations were the primary sources of cash inflows in fiscal year 2024. In fiscal year 2023, Ryanair’s primary cash requirements were for operating expenses, capital expenditures and payments on indebtedness. Cash generated from operations were the primary sources of cash inflows for fiscal year 2023.

The Company’s net cash outflow from investing activities in fiscal year 2024 totaled €1.56bn, primarily reflecting 48 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance. The Company’s net cash outflow from investing activities in fiscal year 2023 totaled €1.90bn, primarily reflecting 37 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance.

Net cash outflows from financing activities totaled €1.33bn in fiscal year 2024, largely reflecting the repayment of the Group’s €0.75bn (2015) Eurobond issued at a coupon of 1.125%, €0.26bn of the Group’s €0.75bn revolving credit facility and an interim dividend payment of €0.20bn. Net cash outflows from financing activities totaled €1.05bn in fiscal year 2023, largely reflecting the repayment of the Group’s €0.85bn (2015) Eurobond issued at a coupon of 1.125%.

Capital Expenditures. Capital Expenditures in fiscal years 2024 and 2023 were €2.39bn and €1.92bn respectively. At March 31, 2024, 100% of Ryanair’s owned Boeing 737s were unencumbered. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2025.

The following table sets forth the dates on which and the number of aircraft that will be delivered, returned and disposed by the Company.

	At March 31,
Fiscal Year End	2024	2025	2026	2027	2028	2029	2030-2034	Total
Opening Fleet	537	584	645	644	652	667	681	537
Firm deliveries under 2014 Boeing Contract	48	64	—	—	—	—	—	112
Deliveries under 2023 Boeing Contract*	—	—	—	8	20	40	232	300
Planned Disposals or lease returns**	(1)	(3)	(1)	—	(5)	(26)	(113)	(149)

Closing Fleet	584	645	644	652	667	681	800	800

*150 aircraft are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion.

**Subsequent to March 31, 2024, 3 aircraft leases due to end in fiscal year 2025 were extended to fiscal year 2029.

Capital Resources. Ryanair’s debt (including current maturities) totaled €2.75bn at March 31, 2024 and €4.12bn at March 31, 2023, with the change being primarily attributable to the repayment of the Group’s €0.75bn (2015) Eurobond issued at a coupon of 1.125% and €0.26bn of the Group’s €0.75bn revolving credit facility. Please see the table “Obligations Due by Period” on page 58 for more information on Ryanair’s long-term debt (including current maturities) and leases as of March 31, 2024. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

Ryanair expects to finance the remaining aircraft under the 2014 Boeing Contract and the 2023 Boeing Contract from internally generated cash flows, however the Group will remain opportunistic in its financing strategy and will consider various financing options closer to the time of the respective delivery dates as may be considered appropriate. Ryanair’s ability to obtain additional loans to finance aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company’s strong investment grade BBB+ (stable outlook) credit rating from both Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €0.75bn in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017 (repaid in August 2023), issuance of €0.85bn in 2.875% unsecured Eurobonds with a 5-year tenor in September 2020 and €1.20bn unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries.

Ryanair has a track record in securing finance for similar sized aircraft purchases. Of the 741 aircraft acquired under the 1998, 2002, 2003, 2005, 2013 and 2014 Boeing Contracts, 348 were financed with approximately 66% US Ex-Im Bank (the “Ex-Im Bank”) loan guarantees via the bank and capital markets (with 85% loan to value), approximately 24% through sales and operating leaseback financing, and approximately 10% through Japanese operating leases with call options (“JOLCOs”) and commercial debt. These sources of funding continue to be available to the Company. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

At March 31, 2024, Ryanair had 27 leased Airbus A320 aircraft in the Lauda Europe fleet and 1 leased Boeing 737 aircraft in the Ryanair DAC fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 28 leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments and, following the adoption of IFRS 16 are shown as lease liabilities on the Group’s balance sheet (with related right of use assets also recognized).

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

Ryanair currently has a corporate rating of BBB+ (stable outlook) from both S&P and Fitch Ratings and a €6bn EMTN program. Ryanair issued €0.75bn in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017 (repaid in August 2023), €0.85bn in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020, and €1.20bn in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €0.75bn general corporate purposes unsecured term loan facility, with a syndicate of 10 banks. The facility had 5-year tenor. In May 2023, the loan was refinanced with an unsecured €0.75bn syndicated revolving credit facility (at a lower margin) maturing in May 2028. €0.49bn was drawn under this facility at March 31, 2024.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2024. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 22 to the consolidated financial statements included in Item 18.

The amounts listed under “Purchase Obligations” in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract and 2023 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreements with Boeing during the relevant period by the standard list price (at the time of announcing the transactions) of approximately U.S. $102.5m for each Boeing 737-8200 aircraft and U.S.$135m for each Boeing 737-MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0793 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the Group’s largest ever single order of up to 300 Boeing 737-MAX-10 aircraft (including 150 firm orders and 150 options) under the 2023 Boeing Contract and the delayed commencement of Boeing 737-8200 aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract and 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing Contract or the time horizon of the 2023 Boeing Contract. Under the terms of the 2014 Boeing Contract and 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2024.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2024.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Debt (a)	2,582	50	843	1,689	—
Purchase Obligations (b)	11,653	2,162	186	3,889	5,416
Operating Lease Obligations	184	46	37	101	—
Future Interest Payments (c)	169	56	56	57	—
Total Contractual Obligations	14,588	2,314	1,122	5,736	5,416

(a)	For additional information on Ryanair’s debt obligations, see Note 11 to the consolidated financial statements included in Item 18.
(b)	This reflects the 64 firm aircraft ordered under the 2014 Boeing Contract (146 already delivered by the end of fiscal year 2024) assuming delivery of 64 in fiscal year 2025. Also reflected are the 150 firm aircraft ordered under the 2023 Boeing Contract to be delivered over a 7-year period from calendar 2027 to 2033 (inclusive). For additional information on the Company’s purchase obligation, see Note 22 to the consolidated financial statements included in Item 18.
(c)	In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

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

Guarantees. Ryanair Holdings has provided an aggregate of approximately €2.76bn (as at March 31, 2024) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract and 2023 Boeing Contract under which there was a total of 64 firm Boeing 737-8200s and 150 firm Boeing 737-MAX-10 aircraft yet to be delivered as at March 31, 2024 amounting to approximately U.S.$11bn at the standard list price of U.S.$102.5m and U.S.$135m respectively (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of the Company. Following the retirements from the Board of Michael Cawley and Louise Phelan (both in June 2024) and the upcoming appointments of Jinane Laghrari Laabi (July 2024) and Amber Rudd (July 2024), the Board will comprise 14 Directors, effective July 2024.

Name	Age	Positions
Stan McCarthy (b)(c)	66	Chairman & Director
Róisín Brennan (b)(d)	59	Senior Independent Director
Eamonn Brennan (d)(e)	66	Director
Emer Daly (a)	61	Director
Geoff Doherty (a)	53	Director
Bertrand Grabowski (a)	67	Director
Elisabeth Köstinger (c)	45	Director
Jinane Laghrari Laabi (c)*	43	Director
Howard Millar (b)(c)	62	Director
Roberta Neri (d)	59	Director
Anne Nolan (c)	64	Director
Mike O’Brien (e)	80	Director
Michael O’Leary (b)	63	Director & Group CEO
Amber Rudd (d)*	60	Director

(a) Audit Committee.	(d) Remuneration Committee.
(b) Executive Committee.	(e) Safety & Security Committee.
(c) Nomination Committee.

*Appointed from July 1, 2024

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

Róisín Brennan has served as a Director since May 2018 and was appointed Senior Independent Director (SID) in April 2024. She is a former Chief Executive of IBI Corporate Finance Ltd. where she had extensive experience advising Irish public companies. Róisín is currently a Non-Executive Director of Musgrave Group plc, Glanbia plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016 and Hibernia REIT plc from 2019 to 2022. She is an Irish Citizen.

Eamonn Brennan has served as a Director since April 2023.  Mr. Brennan was formerly Chief Executive of the Irish Aviation Authority, and more recently the Director General of Eurocontrol from 2018 to 2022. He is an Irish citizen.

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

Geoff Doherty has served as a Director since October 2021. Mr. Doherty is the Group Chief Financial Officer and an Executive Director of Kingspan Group plc. Prior to that, he was an Executive Director and Chief Financial Officer of Greencore Group plc. He is an Irish citizen.

Bertrand Grabowski joined the Board in October 2023.  He is a former Executive Board Member of DVB Bank and held senior roles with Citibank, Credit Agricole Indosuez and Banque Indosuez.  Bertrand is an independent aviation consultant and a Non-Executive Director of Jazeera Airways in Kuwait and Flybondi in Argentina.  He is a French citizen.

Elisabeth Köstinger has served as a Director since April 2023.  She is a former Austrian politician who was an MEP from 2009 to 2017, and subsequently served as Minister for Agriculture, Sustainability and Tourism. Since retiring from politics in 2022, Elisabeth has operated as an entrepreneur.  She is an Austrian citizen.

Jinane Laghrari Laabi joins the Board on July 1, 2024. She is a former partner with McKinsey & Co. (Casablanca) covering Morocco, Africa & Middle East and is a Non-Executive Director of Aluminium Du Moroc (a public listed company in Morocco). She is a Moroccan citizen.

Howard Millar has served as a Director since August 2015. He was previously Ryanair’s Deputy CEO and CFO from 2003 to December 2014 having been Ryanair’s Director of Finance from 1993 and Financial Controller since 1992. Howard is Co-Founder and former CEO of Sirius Aviation Capital Holdings Ltd., a global aircraft lessor. He is an Irish citizen.

Roberta Neri joined the Board in February 2024.  She is a former CEO of ENAV (the Italian Air Navigation Services provider from 2015 to 2020) and was CFO of ACEA (Italian utility company).  Roberta, who has over 30 years experience in both corporate and financial services industries, is a founding member and board director of Byom (a consulting firm focused on investment funds and companies operating in the industrial, renewable energy and infrastructure sector) and Operating Partner at Asterion Industrial Partners.  She is an Italian citizen.

Anne Nolan has served as a Director since December 2022.   She is a former Chair of the Irish Aviation Authority (from 2010 to 2018) and previously served as Chief Executive of the Irish Pharmaceutical Healthcare Association.  Anne has also served on various Boards including the Food Safety Authority of Ireland, the Irish Medicines Board, the Executive Committee of the European Federation of Pharmaceutical Industries and the Board of the Smurfit Graduate School of Business and is currently Chair of an Irish pharmaceutical technology start-up.  She is an Irish citizen.

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

Amber Rudd joins the Board on July 1, 2024. She is a former UK Minister and MP who held senior cabinet positions including Home Secretary and Secretary of State for Energy and Climate Change. Amber is a non-executive director of Centrica plc. She is a UK citizen.

The Board of Directors has established a number of committees, including the following:

(a)Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. Doherty (Chair), Ms. Daly and Mr. Grabowski are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the “Combined Code”), an independent Non-Executive Director, Mr. Doherty, is the chair of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(b)Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Mr. Millar (Chair), Ms. Brennan, Mr. McCarthy and Mr. O’Leary are members of the Executive Committee.

(c)Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy (Chair), Ms. Köstinger, Ms. Laghrari Laabi (from July 1, 2024), Mr. Millar and Ms. Nolan are the members of the Nomination Committee.

(d)Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Management of the Company and to administer the share-based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Remuneration Committee determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Ms. Brennan (Chair), Mr. Brennan, Ms. Neri and Ms. Rudd (from July 1, 2024) are the members of the Remuneration Committee. Mr. Brennan will take over as Remco Chair from July 1, 2024 to allow Ms. Brennan to focus on her SID role.

(e)Safety & Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and security performance. The Safety and Security Committee reports to the full Board of Directors each quarter. The Safety and Security Committee is composed of Mr. O’Brien, Mr. Brennan and Ms. Carol Sharkey (who Co-Chairs the committee with Mr. O’Brien). Other attendees include the Accountable Managers of each of the Ryanair Group Airlines and various nominated persons who are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators’ requirements.

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

The Company also follows certain other practices under the UK Corporate Governance Code and the Irish Corporate Governance Annex in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company’s Annual Report on Form 20-F. The Board of Directors has determined that each of the Company’s thirteen serving Non-Executive Directors is “independent” under the standards set forth in the UK Corporate Governance Code and the Irish Corporate Governance Annex (the “Code”).

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

In determining that each of the thirteen serving Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Directors Messrs. Millar and O’Brien.

The Board considered Mr. Millar’s independence given that he was Ryanair’s Deputy CEO up to December 31, 2014, and CFO up to September 30, 2014. The Board has considered his employment and has concluded that Mr. Millar is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Mr. O’Brien’s independence given that he served as Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. The Board has considered Mr. O’Brien’s employment and has concluded that he is an independent Non-Executive Director within the spirit and meaning of the Code.

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

senior management

The following table sets forth certain information concerning the Senior Management of the Ryanair Group:

Name	Age	Position
Michael O’Leary	63	Group CEO
Neil Sorahan	52	Group CFO
Juliusz Komorek	46	Group CLO; Co. Secretary
Edward Wilson	60	Ryanair DAC CEO
Carol Sharkey	49	Chief Risk Officer
Tracey McCann	50	Ryanair DAC CFO
Andreas Gruber	39	Lauda Joint CEO
David O'Brien	60	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	45	Buzz CEO
John Hurley	49	CTO

Michael O’Leary. Michael has served as a Director of Ryanair DAC since 1988 and a Director of Ryanair Holdings since 1996. Michael was appointed CEO of Ryanair in 1994 and Group CEO in April 2019, having previously served as CFO since 1988.

Neil Sorahan. Neil was appointed Group CFO in October 2019, having previously served as Ryanair’s CFO from October 2014. Prior to this he was Ryanair’s Finance Director since June 2006 and Treasurer from January 2003. Before joining Ryanair, Neil held various finance and treasury roles (1992 to 2002 incl.) at CRH plc.

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

Carol Sharkey. Carol was appointed Chief Risk Officer in May 2018 having held the position of Director of Safety and Security since 2014. She has worked at Ryanair since 1995 having previously held roles in in-flight, flight operations and in recent years has overseen the flight safety department.

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

Compensation of Directors and senior management

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Senior Management team reporting to the Board of Directors) named above in fiscal year 2024 was €16.5m (including a €6.5m (non-cash) technical accounting charge in relation to unvested share options). For details of Mr. O’Leary’s compensation in such fiscal year, see “—Remuneration Agreement with Mr. O’Leary” below.

During fiscal year 2024, each of Ryanair Holdings’ Non-Executive Directors was entitled to receive a base fee of €75,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board received a fee of €150,000. The additional remuneration paid to Chairs of the Audit, Remuneration and Safety & Security Committees and to the Senior Independent Director (“SID”) is €25,000 per annum.

Directors’ service agreements do not contain provisions providing for compensation on their termination.

For further details of share-based remuneration that have been granted to the Company’s employees, including Senior Management, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Note 18 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O’Leary

In December 2022 Michael O’Leary (“MOL”) extended his contract as Group CEO to July 2028 (previously July 2024). As part of this contract the Group CEO receives a basic salary of €1.2m p.a. (effective FY24). From fiscal year 2024 his maximum annual bonus was reduced to 50% of basic pay (previously 100%). In line with best practice, MOL does not receive any pension benefits. This contract extended the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to fiscal year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. If these targets are not achieved, these share options will lapse and MOL will receive nothing other than his basic salary and annual bonus. A final vesting condition is that these options will lapse should MOL leave the Ryanair Group’s employment on/before the end of July 2028.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team (including all Group airlines) at each of March 31, 2024, 2023 and 2022:

	Number of Staff at March 31,
Classification	2024	2023	2022
Management	124	125	116
Administrative/IT Labs	1,552	1,028	828
Maintenance	652	506	483
Ground Operations	794	655	488
Pilots	7,049	6,582	5,860
Cabin Crew	16,905	13,365	11,341
Total	27,076	22,261	19,116

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

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft type flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers, and mechanics within the EU and the U.K, supplemented through traineeships, to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control. Ryanair has also been able to supplement its pool of pilots and cabin crew through the limited use of contract agencies. These contract pilots and cabin crew are included in the table above.

Ryanair’s crew earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by regulations governing maximum working hours.) Ryanair’s pilots and cabin crew are currently subject to EASA-approved limits of 900 flight-hours per calendar year.

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

Compensation recovery

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

As of March 31, 2024, there were 1,140,045,528 Ordinary Shares outstanding. As of that date,  97,672,993 ADRs, representing 488,364,966 Ordinary Shares, were held of record in the United States by 53 holders, and represented in the aggregate 43% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

As of March 31, 2024, there were 1,140,045,528 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes holdings of those shareholders holding 3% or more of the Ordinary Shares as of March 31, 2024, March 31, 2023 and March 31, 2022.

	As of March 31, 2024		As of March 31, 2023		As of March 31, 2022
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital	140,769,464	12.3%	62,310,109	5.5%	117,345,252	10.3%
HSBC Holdings PLC	96,561,856	8.5%	88,611,652	7.8%	103,285,582	9.1%
Parvus Asset Management Europe	81,374,943	7.1%	45,532,192	4.0%	49,760,850	4.4%
BNP PARIBAS	79,917,192	7.0%	—	—	—	—
Baillie Gifford	67,571,625	5.9%	67,437,688	5.9%	88,863,106	7.8%
Société Générale SA (SG SA)	67,181,217	5.9%	—	—	72,365,694	6.4%
Fidelity	66,359,213	5.8%	48,099,289	4.2%	44,399,286	3.9%
MFS	46,399,853	4.1%	49,646,209	4.4%	44,973,351	4.0%
Michael O’Leary	44,099,892	3.9%	44,096,725	3.9%	44,096,725	3.9%
Bank of America Corporation	36,575,999	3.2%	—	—	—	—
AKO Capital	34,433,901	3.0%	58,367,069	5.1%	57,494,324	5.1%
Harris Associates	—	—	41,063,200	3.6%	—	—
Causeway Capital Management	—	—	46,214,550	4.1%	—	—
Marshall Wace	—	—	—	—	44,356,764	3.9%

As of March 31, 2024, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 45,508,380 Ordinary Shares, representing 4% of Ryanair Holdings’ outstanding Ordinary Shares as of such date.

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 26 to the consolidated financial statements) in the three fiscal years ending March 31, 2024 or in the period from March 31, 2024 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission findings that there was state aid. In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed these “aid” decisions to the EU General Court. In 2018, the EU General Court upheld the European Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed the negative rulings to the Court of Justice of the EU, but in December 2019 Ryanair discontinued the appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport has been discontinued following the European Commission’s withdrawal of its decision in March 2023 as a result of a General Court ruling in a related case.  In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU and received a ruling in November 2023 where the European Commission’s finding was upheld. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision to the General Court and received a judgment in June 2023 upholding the European Commission’s finding.  Ryanair appealed the General Court judgment to the European Court of Justice in August 2023.  In July 2022, the European Commission announced a finding of state aid to Ryanair in its arrangements at La Rochelle airport, ordering Ryanair to repay approximately €8m of alleged aid. Ryanair appealed the La Rochelle “aid” decision to the General Court in November 2023.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing (as is the European Commission’s re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 “aid” decision) and Ryanair currently expects that they will conclude in 2024-25, with any European Commission decisions appealable to the EU General Court.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in Germany, Ireland, France, Italy,  and the U.S. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary mark-ups on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as contractual and database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies and closed corporate travel booking platforms. In addition, Ryanair offers Direct Distribution Agreements (DDAs) to online travel agents (OTAs). DDAs align with Ryanair’s exclusive online distribution model while allowing OTAs access to Ryanair’s price, flight, timetable and ancillary data for the purpose of display only on the OTA websites. The passenger can purchase accurately priced Ryanair flights and ancillary products and is brought to log in to their MyRyanair account and confirm their purchase on Ryanair.com. The Company has received favorable rulings in France, Germany, Czechia, Ireland, Italy, the Netherlands and the U.S., and unfavorable rulings in Germany, Czechia, Spain, France, Switzerland, the UK and Italy. Following a positive decision in Ireland in November 2023, whereby the Irish High Court found that Flightbox, a screen scraper, was bound by the Terms of Use of the Ryanair website and, as such, granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website, Ryanair was approached by a number of OTAs, including On The Beach (OTB) and Kiwi with whom Ryanair have been in litigation with for several years. OTB and Kiwi both signed DDAs which culminated in the cessation of all extant legal proceedings between the parties. However, pending the outcome of the legal proceedings that remain ongoing or which may be initiated in the future, or of competition authority investigations (such as the one launched by the Italian AGCM in September 2023, outlined in “Item 4. Information on the Company—GOVERNMENT REGULATION—Regulation of competition.”), and if Ryanair were to be ultimately unsuccessful in any of them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels, travel insurance, etc. Also, some business may be lost to the Company once potential customers are presented by a screenscraper website with a Ryanair fare or a fee for an ancillary product such as checked baggage or priority boarding inflated by the screenscraper’s intermediary fee. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website”.

U.S. Litigation. In November 2018, a putative securities class action complaint was filed against the Company and Mr. O’Leary in the United States District Court for the Southern District of New York (the “District Court”). The District Court appointed lead plaintiffs, the City of Birmingham Retirement and Relief System and City of Birmingham Firemen’s and Policemen’s Supplemental Pension System (the “Birmingham Funds”), in January 2019. The Birmingham Funds filed an amended complaint in April 2019 that purported to be on behalf of purchasers of Ryanair American Depositary Shares (“ADSs”) between May 30, 2017 and September 28, 2018. The amended complaint alleged, among other things, that in filings with the SEC, investor calls, interviews, and other communications, the Company and/or Mr. O’Leary made materially false and misleading statements and omissions regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the likelihood and financial impact of unionization, which allegedly artificially inflated the market value of the Company’s securities. In June 2020, the District Court issued a ruling dismissing in part the Birmingham Funds’ claims, including claims regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the financial impact of unionization. The Birmingham Funds’ claims regarding the likelihood of unionization were not dismissed. In March 2021, the Birmingham Funds issued a motion to amend their claim, seeking, among other things, to re-introduce prior dismissed claims. The Company and Mr. O’Leary filed an opposition to the motion to amend in May 2021. The motion was refused in March 2022. In March 2023, following mediation, the parties agreed to settle the case. The total settlement amount was U.S.$5m, which is considerably less than the legal costs that would have been incurred had this action gone all the way to trial. The Company’s position remains that there was no lawful basis for this claim, but that the settlement will enable it to avoid the further costs and distraction of ongoing litigation, and it is therefore in the interest of all of the Company’s shareholders to agree to this very modest settlement. The final settlement agreement was approved by the Court in October 2023. The case is now closed.

Consumer Law Proceedings. In mid-2023, the Spanish Ministry of Consumer Affairs launched sanctioning proceedings against Ryanair and several other airlines regarding cabin baggage and other customer policies. The Company filed submissions with the Ministry explaining that its policies are fair, necessary for operational and safety purposes, and fully transparent. In May 2024, the Ministry ordered the discontinuation of these policies and imposed substantial fines on Ryanair and other airlines (a cumulative total of approx. €150 million). These decisions are subject to review by the Minister of Consumer Affairs, which is expected to conclude between June and September 2024, with any final decisions appealable to courts. Ryanair intends to fully defend its position with reference to its rights under Spanish and EU law, as well as positive court rulings in similar matters, but the outcome of these proceedings cannot be guaranteed.

Dividend Policy

From fiscal year 2025 onwards, under the Group’s new dividend policy, Ryanair plans to return approximately 25% of prior-year Profit After Tax (adjusted for non-recurring gains or losses) by way of ordinary dividend to our shareholders. A maiden ordinary dividend of €0.175 per share was paid in February 2024 and a final dividend of €0.178 per share was declared (payable after 2024 AGM approval). Additionally, the Board, taking into account prevailing market conditions and ensuring that the Group retains a prudent level of cash to fund debt and capex requirements will retain the flexibility to consider, when or if appropriate, the return of surplus cash to shareholders through special distributions (including dividends and/or share buybacks).

Share Buyback Program

Following shareholder approval at the 2006 AGM, a €300m share buyback program was formally announced on June 5, 2007. Permission was received at the annual general meeting held on September 20, 2007 to repurchase a maximum of 75.6m Ordinary Shares representing 5% of the Company’s then outstanding share capital. The €300m share buyback of approximately 59.5m Ordinary Shares, representing approximately 3.8% of the Company’s pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buyback program of up to €200m worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting held on September 18, 2008. 18.1m Ordinary Shares were repurchased under this program at a cost of approximately €46m. The Company also completed share buybacks of €125m in respect of 36.5m Ordinary Shares in fiscal year 2012 and 15m Ordinary Shares at a cost of approximately €68m in fiscal year 2013.

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

There were no share repurchases in fiscal year 2024, 2023 or 2022. In May 2024 (fiscal year 2025), the Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs).

See “Item 9. The Offer and Listing—Trading Markets” below for further information regarding share buybacks.

SIGNIFICANT CHANGES

In May 2024, the Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs).

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

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted above. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	407.7	4,525.9
2022	—	—
2023	—	—
2024	—	—
Period through June 24, 2024	11.3	226.4
Total	419.0	4,752.3

At an EGM of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of March 31, 2024, the total number of options over Ordinary Shares outstanding under the Company’s Option Plan 2013 was 16.6m, representing approximately 1.5% of the Company’s issued share capital at that date. As of March 31, 2024, the total number of conditional share awards outstanding under the Company’s LTIP 2019 was 2.4m, representing approximately 0.2% of the Company’s issued share capital at that date. 16m options and all conditional shares referred to above had not yet vested at March 31, 2024.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2024, a total of 1,140,045,528 Ordinary Shares were outstanding.

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

Options to Purchase Securities from Registrant or Subsidiaries

During fiscal year 2014, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s 2013 AGM (referred to herein as “Option Plan 2013”), under which all employees and Directors were eligible to receive options.  Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2014 (Option Plan 2013 was replaced by LTIP 2019 following shareholder approval at the 2019 AGM – see details below). Options are subject to at least a 5-year performance period. Under the rules of Option Plan 2013, no option is capable of being exercised after the tenth anniversary of the date of grant. The Remuneration Committee (“Remco”) has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax (“PAT”) figures for each of the financial years of the performance period and/or certain share price targets.

Under Option Plan 2013, during the fiscal year 2017, 34 managers (excluding the Executive Officers) were granted 3m share options, in aggregate, at a strike price of €12.00. These options were subject to certain targets in relation to PAT and/or share price and vested in March 2023. Almost 0.2m of these options were outstanding at March 31, 2024 and must be fully exercised on/before August 25, 2024. During fiscal year 2019, 102 managers and 5 existing Non-Executive Board Members (NEDs) were granted 10m share options, in aggregate (of which a cumulative 0.25m relates to NEDs), at a strike price of €11.12. Approximately 3.7m of these options have lapsed. In fiscal year 2024, the vesting date and ambitious performance targets on approximately 5.9m of these options (excluding those granted to NEDs) were amended to align with the revised dates and targets agreed for Mr. O’Leary’s 10m share options grant below. In December 2022 Mr. O’Leary agreed to the extension of his contract as Group CEO to July 2028 (previously July 2024). This new contract extends the vesting period for the 10m share options granted to Mr. O’Leary in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to financial year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. The NED options referred to above have subsequently vested and are exercisable between September 30, 2024 and February 7, 2026.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan (“LTIP 2019”), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by Remco (with the assistance of Deloitte) of the Company’s remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company’s strategic objectives and aligned with external views on executive compensation.  Awards to employees under LTIP 2019 are ordinarily in the form of performance-based shares (“conditional shares”) with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 also includes the ability to make awards of share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group’s executive management team. NEDs are not eligible to receive share option or performance-based-share awards under LTIP 2019. LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management. In aggregate, in any ten-year period, the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. Remco has determined that Mr. O’Leary will not be eligible to participate in LTIP 2019 grants until after the vesting period for his 2019 share options grant has elapsed.

The aggregate of 16.6m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of March 31, 2024 under Option Plan 2013 represent approximately 1.5% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 10.4m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. Only 0.6m of total options outstanding at March 31, 2024 had vested. For further information, see Notes 14 and 18 to the consolidated financial statements included herein.

In fiscal years 2022, 2023 and 2024 as a management retention tool, Remco granted conditional shares (approximately 2.4m in aggregate) under LTIP 2019 to over 80 managers (excluding the Group CEO and NEDs). The market value of such grants ranged between approximately 20% and 100% of base salary for participants (at the lower end of potential allocations). These conditional shares have a 3-year vesting period, with at least a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) ambitious cumulative Group traffic targets (50% weighting) are achieved over the 3-year vesting period; (ii) Ryanair’s Total Shareholder Return (30% weighting) outperforms a peer group including Air France/KLM, EasyJet, IAG, Southwest Airlines & Wizz over the 3-year vesting period; (iii) Ryanair’s CDP environmental protection score (20% weighting) improves from a “B“ rating to an “A-“ or better rating over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group for a period of approximately 3 years from the date of grant. In fiscal year 2024, 11 NEDs were granted 3,984 ordinary shares each under LTIP 2019. These grants are not subject to performance targets, vest at the end of May 2026 and further align NED interests with those of long-term Shareholders.

The Board of Directors may decide, at any time prior to the vesting of the LTIP awards, to impose further conditions on the awards and/or reduce the award (malus) or, in respect of awards to directors or executives, recover value from the participant following the vesting of an award (clawback). Further, the Board of Directors adopted an additional clawback policy in accordance with the new NASDAQ clawback rules as approved by the Securities and Exchange Commission, effective November 30, 2023. This policy has been acknowledged and accepted by Ryanair’s executive officers.

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

Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolutions of the shareholders. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. The Directors are not required to retire at any particular age. There is no requirement for Directors to hold shares. The Articles of Association provide that one-third of the Directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. However, in compliance with the requirements of the UK Corporate Governance Code, all Directors retire and present themselves for re-election by the shareholders annually. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of Directors.

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

Material Contracts

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five-year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved by shareholders at an EGM of the Company on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021 and the Group had 146 of these aircraft in its fleet at March 31, 2024.

In May 2023, the Group entered into an agreement with The Boeing Company to purchase up to 300 new Boeing 737-MAX-10 aircraft (150 firm orders and 150 aircraft subject to option) over a seven-year period from calendar 2027 to 2033 (inclusive). This agreement was approved by shareholders at the Company’s AGM on September 14, 2023. The value of the 150 firm Boeing 737-MAX-10 aircraft under the 2023 Boeing Contract is over U.S.$10.6bn at standard list price of U.S.$135m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

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

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List, without the prior permission of the Central Bank of Ireland.

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

To enable the Directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Shareholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the Directors automatically treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations (or such other evidence as the Directors may require) in order to establish to the Directors’ satisfaction that the Ordinary Shares underlying such holder’s ADRs are not Affected Shares. Holders of interests in Ordinary Shares through Belgian law rights in the Euroclear system or CREST Depositary Interests in the CREST system must complete a nationality declaration in accordance with the processes and procedures of Euroclear Bank and Euroclear UK & Ireland respectively.

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

As an additional measure to manage the Company’s EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority (which in 2017 was increased to 10% of the issued share capital of the Company traded on the NASDAQ) was renewed at each subsequent Annual General Meeting up to and including the September 2023 meeting.

In order to protect the Company’s operating license and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or “hard” Brexit, on March 8, 2019 the Board resolved that with effect from the date on which UK nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including UK) shareholders would be treated as Restricted Shares.

In anticipation of the end of the Brexit transition period on December 31, 2020, on December 29, 2020 the Company announced that, with effect from January 1, 2021 UK nationals would cease to qualify as EU nationals and in accordance with the resolutions passed by the Board of the Company on March 8, 2019 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including UK nationals) would be treated as “Restricted Shares” (within the meaning of the Articles of Association). Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares are not entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles of Association. UK nationals are not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021.

In January 2021, the Company published a notice in the Financial Times, the Irish Times and the Wall Street Journal to again notify and confirm to shareholders that with effect from January 1, 2021 UK nationals ceased to qualify as EU nationals and in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including UK nationals) are treated as “Restricted Shares” (within the meaning of the Articles of Association).

While the vast majority of non-EU (including UK) investors in the Company comply with the prohibition on non-EU nationals acquiring Ordinary Shares and invest instead through the ADRs listed on NASDAQ, the Company has recorded a number of acquisitions of its Ordinary Shares by non-EU nationals since January 1, 2021 in respect of which the relevant investors did not comply with the disposal requirements in the Restricted Share Notices issued to them by the Company. On September 8, 2021, the Company announced that it had initiated a forced sale in accordance with the Articles, that a broker had been appointed to conduct the sale(s) of such Ordinary Shares independently of, and uninfluenced by, the Company over a period of weeks, and that the net proceeds of such sale(s) would be transmitted to the relevant investors in due course. The Company also disclosed that it may initiate further restricted share disposals from time to time and may elect to do so without further announcement. Further restricted share disposals occurred in 2021, 2022, 2023 and 2024.

In December 2021, the Company delisted from the London Stock Exchange (“LSE”). Trading on the LSE as a percentage of overall trading volume in Ryanair’s Ordinary Shares reduced materially during 2021 such that the volume no longer justified the costs related to such listing and admission to trading. Moreover, delisting from the LSE consolidated trading liquidity to one regulated market for the benefit of all shareholders. The migration away from the LSE was also consistent with the extension of the prohibition on non-EU nationals acquiring Ryanair’s Ordinary Shares to include UK nationals from January 1, 2021.

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

As a result of the measures introduced by the Company on January 1, 2021 to protect the Group’s operating licenses under EU Regulation 1008/2008, as at March 31, 2024, EU nationals owned 100% of the Ryanair Holdings’ Ordinary Shares with voting rights and over 48% of the Ryanair Holdings’ Ordinary Shares with economic rights (in each case assuming conversion of all outstanding ADRs into Ordinary Shares).

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

The Irish Department of Finance had sought to introduce a Dividend Withholding Tax Real-Time Reporting system from January 1, 2021. Under this system, Irish resident companies would be required to obtain tax reference numbers from shareholders in advance of making a distribution. A public consultation process between stakeholders, shareholders and representative bodies with the Irish Revenue Commissioners ran between October 2019 and March 2020, the outcomes of which have yet to be published. One of the main areas of concern raised was regarding the practicality of managing such a system in respect of listed companies who have a large and diverse base of international investors. On May 19, 2020, having regard to the scale of the challenge facing the industry in preparing for the transfer of the Irish equities market to a new settlement system by March 2021, and business challenges and disruption caused by the Covid-19 pandemic, the Irish Revenue Commissioners postponed the planned introduction of the Real-Time Reporting System from January 1, 2021 until an undefined later date. On March 1, 2021 Irish Revenue stated that they will engage with stakeholders in advance of the resumption of the change management program and will ensure that adequate time is allocated to the delivery of any development work associated with Dividend Withholding Tax real-time reporting. Irish Revenue have not made any further statements on the issue.

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

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADRs are dealt in on a recognized stock exchange in the United States (the NASDAQ being a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADRs by persons purchasing such ADRs or on any subsequent transfer of ADRs. A transfer of Ordinary Shares (including transfers effected through a securities settlement system) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2022 and 2023 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not expect to be a PFIC for its 2024 taxable year.

Dividends received by U.S. Holders generally will constitute foreign source and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Irish taxes withheld at the appropriate rate from cash dividends on the Ordinary Shares or ADRs may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). As a result of new requirements adopted by the IRS in regulations promulgated in December 2021, Irish dividend withholding taxes generally will need to satisfy certain additional requirements in order for a credit to be allowed.

In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the U.S.-Ireland Income Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Irish tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Irish dividend withholding tax is uncertain and, accordingly, no assurance can be given that any Irish withholding tax will be creditable. If the Irish dividend withholding tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Irish tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The temporary guidance discussed above also indicated that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. Given the added complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

In executing its risk management strategy, Ryanair currently enters into forward swap contracts and call options for the purchase of some of the jet fuel (jet kerosene) that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737-8200s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. If a counterparty was to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s fuel hedging, carbon hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, carbon prices, interest rates and exchange rates as if these changes had occurred at March 31, 2024. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 45% and 43% of such expenses in fiscal years 2024 and 2023, respectively). Ryanair engages in fuel price hedging transactions from time to time. Fuel hedging is achieved via fuel forward swap contracts and fuel call options. In a fuel forward swap transaction Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price. In a fuel call option transaction, a counterparty provides Ryanair with the right, but not the obligation, to purchase a fixed price for a given quantity of jet fuel in exchange for the market price at a given date in the future.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward swap contracts covering periods of up to 12 to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—Fiscal year 2024 compared with fiscal year 2023—Fuel and oil.” For the fiscal year 2024, Ryanair had entered into jet fuel forward swap contracts and fuel call options covering approximately 84% of fuel requirements (2023: 81%). As of March 31, 2024, the Company had entered into jet fuel forward swap contracts covering approximately 70% of its estimated requirements for the fiscal year 2025 at prices equivalent to approximately U.S.$795 per metric ton. The Company has designated the fuel forward swap contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains or losses on outstanding forward swap contracts and option agreements at March 31, 2024 and 2023, based on their fair values, amounted to a €190m gain and €344m loss (gross of tax), respectively. Based on Ryanair’s fuel consumption for fiscal year 2024, a change of U.S.$1.00 in the average annual price per metric ton of jet fuel (before the impact of derivatives) would have caused a change of approximately €4.8m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the company’s results.”

Under IFRS, the Company’s fuel forward swap contracts are treated as cash flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In fiscal year 2024, the Company recorded a positive fair-value adjustment of €166m (net of tax), and in fiscal year 2023, the Company recorded a negative fair-value adjustment of €302m (net of tax) within accumulated other comprehensive income in respect of jet fuel forward swap contracts.

Carbon Exposure and hedging

Ryanair engages in carbon hedging transactions in relation to obligations arising under the EU and UK Emission Trading Schemes. This hedging is achieved via forward contracts. As of March 31, 2024, the Company had entered into forward carbon hedging contracts covering approximately 100% of its estimated requirements for the fiscal year 2025 and approximately 28% of its estimated requirements for the fiscal year 2026 at prices equivalent to approximately €76 and €57 per allowance respectively. The Company has designated the carbon forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of carbon price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in carbon market prices. The unrealized loss on outstanding carbon forward agreements at March 31, 2024, based on their fair values, amounted to a €163m loss. Based on Ryanair’s ETS exposure for fiscal year 2024, a change of €1.00 in the average ETS allowance price per CO2 ton would have caused a change of approximately €8m in Ryanair’s carbon costs.

In fiscal year 2024, the Group recognized a cost associated with the purchase of carbon credits in the income statement within ‘Fuel and oil’ of approximately €690m (2023: €425m).

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the UK pound sterling. The euro and the UK pound sterling accounted for approximately 67% and 22%, respectively, of Ryanair’s total revenues in fiscal year 2024 (2023: 68% and 21% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, UK pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating cash flows in UK pound sterling. Ryanair may choose to sell surplus UK pound sterling cash flows for euro after satisfying its UK pound sterling obligations.

Hedging associated with the income statement. In fiscal years 2024 and 2023, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2024, the total unrealized gain relating to these contracts amounted to approximately €86m, compared to a €37m total unrealized loss at March 31, 2023.

Under IFRS, these foreign currency forward contracts are treated as cash flow hedges of forecast U.S. dollar and UK pound sterling purchases to address the risks arising from U.S. dollar and UK pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged.

Hedging associated with the balance sheet. In prior years, the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar-denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar-denominated floating rate borrowings. Cross currency interest rate swaps were primarily used to convert a portion of the Company’s U.S. dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and were set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These cross currency interest rate swaps matured in fiscal year 2024.

Hedging associated with capital expenditures. During fiscal years 2024 and 2023, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2024, the total unrealized gain relating to these contracts amounted to €57m, compared to €260m unrealized gain at March 31, 2023.

Under IFRS, the Company generally accounts for these contracts as cash flow hedges. Cash flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has found these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2024 would have a positive impact of approximately €77m on the income statement (net of tax) (2023: €46m; 2022: €26m) if the rate fell by 10%, and a negative impact of approximately €63m on the income statement (net of tax) (2023: €38m; 2022: €2m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive approximately €501m impact (net of tax) on equity if the rate fell by 10% and a negative €410m impact (net of tax) if the rate increased by 10% (2023: €677m positive or €554m negative; 2022: €695m positive or €588m negative).

INterest Rate Exposure and Hedging

During the year ended March 31, 2022, the Group issued promissory notes to the value of approximately €0.2bn with maturity dates of October 2023. The notes were issued in settlement of certain aircraft trade payables and were non-interest bearing. These were non-cash settled in full during the fiscal year ended March 31, 2024.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2024, a plus one percentage point movement in interest rates would result in a respective increase of approximately €42m (net of tax) in net finance income (2023: increase in net finance expense of €92m; 2022: decrease in net finance expense of €19m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €16m in net finance income in the income statement (2023: decrease in net finance expense of €49m; 2022: increase in net finance expense of €33m;) and a nil increase or decrease in equity (2023: nil 2022: nil).

Item 12. Description of Securities Other than Equity Securities

Holders of ADSs are required to pay certain fees and expenses. The table below sets forth the fees and expenses which holders of ADSs, under the deposit agreement between the Company, The Bank of New York Mellon and holders of ADSs, can be charged for or which can be deducted from dividends or other distributions on the deposited shares. The Company and The Bank of New York Mellon have also entered into a separate letter agreement, which has the effect of reducing some of the fees listed below.

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

Reimbursement of Fees

From April 1, 2023 to March 31, 2024 the Depositary collected annual depositary services fees equal to approximately U.S.$4m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2024, under the supervision and with the participation of the Company’s management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2024, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on

the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2024.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, audited the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2024, as stated in their report which appears in “Item 18. Financial Statements”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during fiscal year 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Geoff Doherty qualifies as “Audit Committee financial expert” within the meaning of Item 16A of Form 20-F. Mr. Doherty is independent for purposes of the listing rules of NASDAQ.

Item 16B. Code of Ethics

The Company has adopted a broad Code of Business Conduct and Ethics and an Anti-bribery and Corruption (“ABAC”) policy that meets the requirements for a “code of ethics” as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics and the ABAC policy applies to the Company’s Group CEO, Group CFO, Chief Accounting Officer, controller and persons performing similar functions, as well as to all of the Company’s other officers, Directors and employees. The Code of Business Conduct and Ethics and ABAC policy is available on Ryanair’s website at https://investor.ryanair.com (Information appearing on the website is not incorporated by reference into this Annual Report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics or the ABAC policy that apply to its Group CEO, Group CFO, Chief Accounting Officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. Principal Accountant Fees and Services

Our independent registered public accounting firm is PricewaterhouseCoopers (“PwC”), Dublin, Ireland, PCAOB Auditor Firm ID: 01366.

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors during the fiscal years ended March 31, 2024, 2023 and 2022:

	Year ended March 31,
	2024	2023	2022
	€M	€M	€M
Audit fees	0.9	0.8	0.6
Audit related fees	0.2	0.0	0.1
Tax fees	0.1	0.1	0.0
Total fees	1.2	0.9	0.7

Audit fees in the above table are the aggregate fees billed or billable by KPMG in fiscal year 2022, and by PwC in fiscal years 2023 and 2024 in connection with the audit of the Company’s annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From April 1, 2023 to June 26, 2024 the Company did not buy any ordinary shares.

See “Item 8. Financial Information—Other Financial Information—Share Buyback Program” and “Item 9. The Offer and Listing—Trading Markets” for further information regarding the Company’s Ordinary Share buyback program, pursuant to which all of the shares purchased by the Company were purchased.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by Directors, Senior Management and employees that are designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. These policies and procedures are included in the Company’s Code of Dealing in Securities of Ryanair Holdings plc (the “Code of Dealing”), which is filed as Exhibit 11.1 to this annual report on Form 20-F.

The Company monitors inside information as defined under the EU Market Abuse Regulation 2014/596 (“MAR”) as part of its compliance with MAR and as part of its disclosure controls and procedures, and imposes restrictions on trading in its own securities when it has undisclosed inside information. The Company also generally refrains from trading in its own securities during its regular closed periods.

Item 16K. Cybersecurity

Risk assessment, policies and procedures

The Company is dependent on the use of technology and systems to run its operations. These technologies and systems include, among others, the Company's website and reservation system; flight planning and scheduling systems; flight dispatch and tracking systems; crew scheduling systems; baggage check-in kiosks; aircraft maintenance, planning, and record keeping systems; telecommunications systems; human resources systems; and financial planning, management, and accounting systems. The Company is committed to safeguarding these information systems and the information they hold, from unauthorized access, use, disclosure, disruption, modification or destruction.

The Company’s processes for identifying, assessing and managing material risks from cybersecurity threats (including those associated with the Company’s use of third party service providers) are incorporated into its Enterprise Risk Management ("ERM") framework, alongside other critical business risks. The teams responsible for ERM and Information Security coordinate to review and assess these risks using a wide range of tools and services. The Company believes that integrating cybersecurity risks into its ERM framework ensures a proactive approach to cybersecurity, lessens the need for third party assistance in managing cybersecurity threats and helps safeguard the Company’s operations, financial performance and reputation.

The Company’s cybersecurity program is designed to detect, respond to, and recover from cybersecurity threats and risks, and protect the confidentiality, integrity, and availability of its information systems, including the information residing on such systems. The program utilises guidance drawn from the U.S. National Institute of Standards and Technology Cybersecurity Framework to set the cybersecurity agenda and prioritise cybersecurity activities. The strategies employed by the program, among others, include:

●	the application of policies and procedures designed to comply with data security and privacy obligations;
●	the implementation of administrative, technical, and physical controls;
●	the utilisation of a Security Operations Center that conducts ongoing monitoring of networks and systems for potential signs of suspicious activity;
●	the requirement that staff complete cybersecurity training, which is updated as new technology, security and privacy issues emerge;
●	the tracking of key performance indicators and cybersecurity metrics to evaluate existing cybersecurity controls and practices;
●	maintaining a cybersecurity incident response plan to respond to cybersecurity incidents, which includes standard processes for reporting, escalating and recommending remediation actions for cybersecurity incidents to senior management; and
●	conducting periodic simulated cybersecurity scenarios to provide hands-on training and test the preparedness of the team to deal with cybersecurity threats.

Cybersecurity Governance

Board and Audit Committee

The Board is responsible for overseeing management’s assessment of major risks, including cybersecurity, facing the Company and for reviewing options to mitigate such risks. The Board’s oversight of major risks, including cybersecurity risks, occurs at both the full Board level and at the Board committee level through the Audit Committee. The Company benefits from certain Board and Audit Committee members having considerable IT, data and cyber experience.

The Audit Committee regularly receives updates on cybersecurity risks and the security and operations of the Company’s information technology systems from the Chief Technology Officer (“CTO”). These updates generally include any significant cybersecurity incidents, cybersecurity threats, cybersecurity program enhancements, and cybersecurity risks and related mitigation activities. This reporting helps to provide the Audit Committee with an informed understanding of the Company’s dynamic cybersecurity program and threat landscape. The Audit Committee also receives an ERM framework twice a year, in which material cybersecurity risks are identified, assessed and managed.

The Audit Committee has opportunities to report regularly to the Board and review any major issues that arise at the committee level, which may include cybersecurity risks. Senior Management (including the CTO) also brief Board members, including new members, on cybersecurity risks. Based on this information, Board members may request additional information to address any concerns.

Management

The Company has a dedicated cybersecurity organization within its technology department that focuses on current and emerging cybersecurity matters. The Company’s cybersecurity function is led by the Head of Information Security, who reports to the CTO.

The Company’s cybersecurity function engages in a range of cybersecurity activities such as threat detection, security mechanisms, and incident response. The cybersecurity function conducts vulnerability management and penetration testing to identify and mitigate vulnerabilities. Regular meetings are held with the Head of Information

Security and the CTO to provide visibility of major issues and seek alignment with strategy. As noted in the “Risk assessment, policies and procedures” section above, the Company’s cybersecurity incident response plan includes standard processes for reporting, escalating and recommending remediation actions for cybersecurity incidents to Senior Management. Cybersecurity incidents that meet certain thresholds are escalated to the cybersecurity leaders and cross-functional teams on an as-needed basis for support and guidance.

The Head of Information Security has 30 years of IT experience across manufacturing, banking and aviation, including 12 years of cybersecurity experience. He holds the following relevant qualifications:

●	BSc Information Technology
●	CISSP (Certified Information Systems Security Professional)
●	CISM (Certified Information Security Manager)
●	CEH (Certified Ethical Hacker)

For details of the CTO’s experience, please see “Item 6. Directors, Senior Management and Employees — Senior Management”.

Risks from Material Cybersecurity Threats

During fiscal year 2024, the Company reported no material cybersecurity incidents affecting the confidentiality, integrity, or availability of data or systems. There are no identified risks from known cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its operations, business strategy, results of operations, or financial condition. For a detailed discussion of the Company’s cybersecurity related risks, see “Item 3. Key Information—Risks related to the Company—Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks”.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries as at March 31, 2024, March 31, 2023 and March 31, 2022	F-5

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2024, March 31, 2023 and March 31, 2022	F-6

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2024, March 31, 2023 and March 31, 2022	F-7

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2024, March 31, 2023 and March 31, 2022	F-8

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2024, March 31, 2023 and March 31, 2022	F-9

Notes	F-10

Item 19. Exhibits

1.1

Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 24, 2023 (Commission file No. 000-29304)).

2.1

Issue and Paying Agency Agreement, dated July 27, 2023, between Ryanair DAC, Ryanair Holdings as guarantor, Citibank N.A., London Branch as fiscal agent, Citigroup Europe plc as registrar, the paying agents named therein and the transfer agents named therein.

2.2	Deed of Covenant, dated July 27, 2023, entered into by Ryanair DAC.

2.3	Deed of Guarantee, dated July 27, 2023, entered into by Ryanair Holdings as guarantor.

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

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

4.2

Supplemental Agreement No. 5 to Purchase Agreement 4258 between the Boeing Company and Aviation Finance and Leasing Limited relating to Model Boeing 737-MAX-200 aircraft, dated as of December 2, 2020, together with ancillary documents (incorporated herein by reference to Exhibit 4.5 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 27, 2021 (Commission file No. 000-29304)). Certain confidential information contained in this exhibit has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

4.3

Purchase Agreement No. 5317 between The Boeing Company and Aviation Finance and Leasing Limited relating to Boeing Model 737-MAX-10 aircraft, together with ancillary documents (incorporated herein by reference to Exhibit 4.6 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 24, 2023 (Commission file No. 000-29304)). Certain confidential information contained in this exhibit has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

8.1	List of principal subsidiaries of the registrant.

11.1	Code of Dealing in securities of Ryanair Holdings plc.

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Compensation recovery policy of Ryanair Holdings plc.

101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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

RYANAIR HOLDINGS PLC

/s/MICHAEL O’LEARY
Name:	Michael O’Leary
Title:	Group CEO and Executive Director

Date: June 27, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ryanair Holdings plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Balance Sheet of Ryanair Holdings plc and its subsidiaries (the “Group”) as of March 31, 2024 and 2023, and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statement of Cash Flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Group’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Aircraft component- estimated useful lives and expected residual values

As described in Note 1 to the consolidated financial statements, at March 31, 2024, the Group had €10.85 billion of property, plant and equipment long-lived assets, of which €10.61 billion were aircraft related. In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information. The Group's estimate of each aircraft’s residual value is 15% of the market value on delivery, based on independent valuations and actual aircraft disposals during prior periods. Each aircraft’s useful life is determined to be 23 years.

The principal considerations for our determination that performing procedures relating to Aircraft component- estimated useful lives and expected residual values is a critical audit matter are (i) the significant judgement by management when determining the useful lives and residual values assumptions; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate management’s assessment of the estimated useful lives and expected residual values assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of the useful life and residual values. These procedures also included, among others, evaluating the reasonableness of the estimated useful lives and expected residual values assumptions. Evaluating management’s assumptions related to useful life and residual values involved evaluating whether the assumptions used were reasonable considering a) recommendations from the aircraft manufacturer, b) the age profile of the aircraft and the Group’s aircraft renewal programme, c) third party valuations from an independent appraiser, and d) the Group’s own experience of disposal of its aircraft. We also considered the published estimates of certain other international airlines.

/s/ PricewaterhouseCoopers

Dublin, Ireland

June 26, 2024

We have served as the Group’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Ryanair Holdings plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Ryanair Holdings plc and subsidiaries (the ’Company’) as of March 31, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and also IFRS as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company’s auditor from 1985 to 2022.

KPMG

Dublin, Ireland

July 21, 2022

Note that the report set out above is included for the purposes of Ryanair Holdings plc’s Annual Report on Form 20-F for 2024 only and does not form part of Ryanair Holdings plc’s Annual Report and Accounts for 2024.

Consolidated Balance Sheet

		At March 31,
		2024	2023	2022
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	10,847.0	9,908.9	9,095.1
Right of use assets	3	166.5	209.1	133.7
Intangible assets	4	146.4	146.4	146.4
Derivative financial instruments	11	3.3	54.6	185.1
Other assets	6	183.2	168.9	72.1
Deferred tax	12	2.1	6.6	42.3
Total non-current assets		11,348.5	10,494.5	9,674.7
Current assets
Inventories	5	6.2	6.0	4.3
Other assets	6	1,275.4	878.6	401.1
Trade receivables	7 & 11	76.4	59.7	43.5
Derivative financial instruments	11	349.5	292.1	1,400.4
Restricted cash	8 & 11	6.4	19.5	22.7
Financial assets: cash > 3 months	11	237.8	1,056.2	934.1
Cash and cash equivalents	11	3,875.4	3,599.3	2,669.0
Total current assets		5,827.1	5,911.4	5,475.1
Total assets		17,175.6	16,405.9	15,149.8
Current liabilities
Provisions	13	46.0	19.8	9.2
Trade payables	9	792.2	1,065.5	1,029.0
Accrued expenses and other liabilities	10	5,227.6	4,783.5	2,992.8
Current lease liability	3	39.4	43.2	56.9
Current maturities of debt	11	50.0	1,056.7	1,224.5
Current tax	12	66.6	66.3	47.7
Derivative financial instruments	11	178.8	386.6	38.6
Total current liabilities		6,400.6	7,421.6	5,398.7
Non-current liabilities
Provisions	13	138.1	154.5	94.1
Trade payables	9	—	—	49.2
Derivative financial instruments	11	3.3	11.2	—
Deferred tax	12	362.0	159.3	266.5
Non-current lease liability	3	125.2	163.1	81.4
Non-current maturities of debt	11	2,532.2	2,853.2	3,714.6
Total non-current liabilities		3,160.8	3,341.3	4,205.8
Shareholders’ equity
Issued share capital	14	6.9	6.9	6.8
Share premium account	14	1,404.3	1,379.9	1,328.2
Other undenominated capital		3.5	3.5	3.5
Retained earnings		5,899.8	4,180.0	2,880.9
Other reserves	15	299.7	72.7	1,325.9
Shareholders’ equity		7,614.2	5,643.0	5,545.3
Total liabilities and shareholders’ equity		17,175.6	16,405.9	15,149.8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
June 26, 2024

Consolidated Income Statement

		Year ended March 31,
		2024	2023	2022
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	16	9,145.1	6,930.3	2,652.5
Ancillary revenues	16	4,298.7	3,844.9	2,148.4
Total operating revenues	16	13,443.8	10,775.2	4,800.9
Operating expenses
Fuel and oil		(5,142.6)	(4,025.7)	(1,699.4)
Staff costs	17	(1,500.0)	(1,191.4)	(690.1)
Airport and handling charges		(1,484.5)	(1,240.5)	(813.4)
Depreciation	2 & 3	(1,059.5)	(923.2)	(719.4)
Route charges		(1,024.4)	(903.7)	(551.2)
Marketing, distribution and other		(757.2)	(674.4)	(411.3)
Maintenance, materials and repairs		(414.9)	(373.7)	(255.7)
Total operating expenses		(11,383.1)	(9,332.6)	(5,140.5)
Operating profit/(loss)		2,060.7	1,442.6	(339.6)
Other income/(expense)
Finance expense	19	(83.0)	(76.8)	(91.4)
Finance income	19	144.8	42.4	—
Foreign exchange gain		5.5	34.3	1.2
Total other income/(expense)		67.3	(0.1)	(90.2)
Profit/(loss) before tax		2,128.0	1,442.5	(429.8)
Tax (expense)/credit	12	(210.9)	(128.7)	189.0
Profit/(loss) for the year – all attributable to equity holders of parent		1,917.1	1,313.8	(240.8)

Basic earnings/(loss) per ordinary share (€)	21	1.6828	1.1557	(0.2130)
Diluted earnings/(loss) per ordinary share(€)	21	1.6743	1.1529	(0.2130)
Number of weighted average ordinary shares (in Ms)	21	1,139.2	1,136.8	1,130.5
Number of weighted average diluted shares (in Ms)	21	1,145.0	1,139.6	1,130.5

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
June 26, 2024

Consolidated Statement of Comprehensive Income

	Year ended March 31,
	2024	2023	2022
	€M	€M	€M
Profit/(loss) for the year	1,917.1	1,313.8	(240.8)

Other comprehensive income/(loss):

Items that will not be reclassified subsequently to profit or loss:
Net actuarial gain	6.6	—	—
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Effective portion of changes in fair value of cash-flow hedges	466.2	621.6	851.3
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(293.9)	(291.7)	75.4
Net other changes in fair value of cash-flow hedges transferred to profit or loss	62.2	(1,593.9)	157.4
Net movements in cash-flow hedge reserve	234.5	(1,264.0)	1,084.1

Total other comprehensive income/(loss) for the year, net of income tax	241.1	(1,264.0)	1,084.1
Total comprehensive income for the year – all attributable to equity holders of parent	2,158.2	49.8	843.3

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
June 26, 2024

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other
	Ordinary	Share	Premium	Retained	Undenominated	Other Reserves	Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2021	1,128.1	6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6
Loss for the year	—	—	—	(240.8)	—	—	—	(240.8)
Other comprehensive income
Net movements in cash-flow reserve	—	—	—	—	—	1,084.1	—	1,084.1
Total other comprehensive income	—	—	—	—	—	1,084.1	—	1,084.1
Total comprehensive (loss)/income	—	—	—	(240.8)	—	1,084.1	—	843.3
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	6.5	0.1	112.2	(65.5)	—	—	—	46.8
Share-based payments	—	—	—	—	—	—	8.6	8.6
Additional share premium on the allotment of shares	—	—	54.4	(54.4)	—	—	—	—
Transfer of exercised and expired share based awards	—	—	—	9.3	—	—	(9.3)	—
Balance at March 31, 2022	1,134.6	6.8	1,328.2	2,880.9	3.5	1,295.4	30.5	5,545.3
Profit for the year	—	—	—	1,313.8	—	—	—	1,313.8
Other comprehensive loss
Net movements in cash-flow reserve	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total other comprehensive loss	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total comprehensive income/(loss)	—	—	—	1,313.8	—	(1,264.0)	—	49.8
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	4.1	0.1	51.7	(20.1)	—	—	—	31.7
Share-based payments	—	—	—	—	—	—	16.2	16.2
Transfer of exercised and expired share based awards	—	—	—	5.4	—	—	(5.4)	—
Balance at March 31, 2023	1,138.7	6.9	1,379.9	4,180.0	3.5	31.4	41.3	5,643.0
Profit for the year	—	—	—	1,917.1	—	—	—	1,917.1
Other comprehensive income
Net actuarial gains from retirement benefits plan	—	—	—	6.6	—	—	—	6.6
Net movements in cash-flow reserve	—	—	—	—	—	234.5	—	234.5
Total other comprehensive income	—	—	—	6.6	—	234.5	—	241.1
Total comprehensive income	—	—	—	1,923.7	—	234.5	—	2,158.2
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	1.4	—	24.4	(8.0)	—	—	—	16.4
Dividends paid	—	—	—	(199.5)	—	—	—	(199.5)
Share-based payments	—	—	—	—	—	—	(3.9)	(3.9)
Transfer of exercised and expired share based awards	—	—	—	3.6	—	—	(3.6)	—
Balance at March 31, 2024	1,140.1	6.9	1,404.3	5,899.8	3.5	265.9	33.8	7,614.2

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

		Year ended March 31,
		2024	2023		2022
	Note	€M	€M		€M
Operating activities
Profit/(loss) after tax		1,917.1	1,313.8		(240.8)
Adjustments to reconcile profit/(loss) after tax to net cash from operating activities
Depreciation	2 & 3	1,059.5	923.2		719.4
(Increase) in inventories	5	(0.2)	(1.7)		(0.7)
Tax expense/(credit) on profit/(loss)	12	210.9	128.7		(189.0)
Share-based payments	17	(3.9)	16.2		8.6
(Increase) in trade receivables	7	(16.7)	(16.2)		(24.9)
(Increase) in other assets		(359.0)	(482.0)		(241.4)
(Decrease)/increase in trade payables		(46.4)	31.2		284.6
Increase in accrued expenses & other liabilities		449.6	1,788.9		1,722.8
(Decrease)/increase in provisions	13	(8.3)	33.7		45.5
Decrease/(increase) in finance expense		7.9	4.2		(6.6)
Increase in finance income		3.6	10.4		—
Foreign exchange and fair value		(7.1)	144.7	*	(146.5)	*
Income tax (paid)/refunded	12	(49.1)	(4.1)		9.5
Net cash from operating activities		3,157.9	3,891.0		1,940.5
Investing activities
Capital expenditure - purchase of property, plant and equipment		(2,391.9)	(1,914.7)		(1,181.6)
Supplier reimbursements for property, plant and equipment	2&11	—	127.5		113.9
Proceeds from sale of property, plant and equipment		—	4.9		110.5
Decrease in restricted cash	8	13.1	3.2		11.4
Decrease/(increase) in financial assets: cash > 3 months		818.4	(122.1)		(468.6)
Net cash (used in) investing activities		(1,560.4)	(1,901.2)		(1,414.4)
Financing activities
Proceeds from shares issued		16.4	31.7		46.8
Dividends paid	24	(199.5)	—		—
Proceeds from borrowings		—	—		1,192.0	**
Repayments of borrowings		(1,100.5)	(1,039.4)		(1,722.3)
Lease liabilities paid		(42.7)	(46.3)		(53.0)
Net cash (used in) financing activities		(1,326.3)	(1,054.0)		(536.5)
Increase/(decrease) in cash and cash equivalents		271.2	935.8		(10.4)
Net foreign exchange differences		4.9	(5.5)		28.7
Cash and cash equivalents at beginning of year		3,599.3	2,669.0		2,650.7
Cash and cash equivalents at end of year	11	3,875.4	3,599.3		2,669.0

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		148.4	52.7		—
Interest expense paid		(88.7)	(75.0)		(86.6)

*Includes an exceptional loss of €131m in fiscal year 2023 (2022: exceptional gain of €131m), attributable to the fair value measurement of jet fuel call options.

**€1.2bn bond net of transaction costs.

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and material accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2024 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

(i) Business activity

Ryanair DAC and its subsidiaries (“Ryanair DAC”) has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair DAC. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the “Company”). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as “Ryanair Holdings plc” (or “we”, “our”, “us”, “Ryanair”, the “Company”, the “Ryanair Group”, or the “Group”) and currently operate a low-fares airline Group headquartered in Dublin Office, Airside Business Park, Swords, Dublin, Ireland. Ryanair Holdings plc incorporated Buzz during the year ended March 31, 2018; it acquired Lauda and set up Ryanair UK during the year ended March 31, 2019 and Malta Air during the year ended March 31, 2020. The principal trading activities of the Group are undertaken by Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair UK.

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2024. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

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

Oil prices increased significantly following Russia’s invasion of Ukraine in February 2022 and remain volatile in light of the Israel-Hamas conflict. Geopolitical events, including the escalation or expansion of hostilities in Ukraine and/or the Middle East, may lead to further trade restrictions and instability across Europe and worldwide. This has resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to certain raw materials, including steel and titanium used for aircraft it purchases and jet fuel.

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case assuming the Group achieves traffic of 200m guests in fiscal year 2025. However, there remains a risk of worsening conditions resulting from the invasion of Ukraine and/or the Israel-Hamas conflict. Accordingly, Ryanair has also modeled downside scenarios that include combinations of a decrease in yield, worse than expected load factors and adverse variations in fuel price.

As at March 31, 2024, the Group had a strong liquidity position with cash of over €4.1bn and net cash of almost €1.4bn. This level of cash, together with available sources of finance, is sufficient to cover the Group’s projected cash requirements for operating expenses, capital expenditure (primarily related to the acquisition of new aircraft), repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12-month period. Furthermore, as at March 31, 2024, Ryanair has 556 unencumbered, owned aircraft (100% of its owned fleet) and a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings.

Based on the assessment of the adequacy of the financial forecasts, testing various scenarios and considering the uncertainties described above, and available sources of finance outlined, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the financial statements and that there were no material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2023 and therefore were applied by the Group for the first time to the fiscal year 2024 consolidated financial statements:

●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).
●	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).
●	IFRS 17 Insurance Contracts; including amendments to IFRS 17 (effective on or after January 1, 2023).
●	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (effective on or after January 1, 2023).
●	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (effective on or after January 1, 2023).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results for the year ended March 31, 2024, and are not expected to have a material impact on financial periods thereafter.

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

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current – Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
●	Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).
●	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).
●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).*
●	IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).*

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

Critical estimates

Long-lived assets

At March 31, 2024, the Group had €10.85bn of property, plant and equipment long-lived assets, of which €10.61bn were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

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

The Group's estimate of each aircraft’s residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft’s useful life is determined to be 23 years.

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

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2024. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

All inter-company account balances and any unrealized income or expenses arising from intra-group transactions have been eliminated in preparing the consolidated financial statements.

(viii) Summary of material accounting policies

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

Foreign currency translation

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in euro, which is the functional currency of the parent entity and primary Group entities.

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated to euro at the rate of exchange prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were affected. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on qualifying cash flow hedges, which are recognized in other comprehensive income.

Segment reporting

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK (which is consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings, and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, “Presentation of Financial Statements”. Exceptional items are those that in management’s judgment need to be separately disclosed by virtue of their size, nature or incidence to provide additional information either on a primary statement or in a footnote.

Expenses are classified and presented in accordance with the nature-of-expenses method.

Property, plant and equipment

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from other comprehensive income of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

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

The remaining aircraft components are depreciated over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

	Number of Owned Aircraft
Aircraft Type	at March 31, 2024	Useful Life	Residual Value
Boeing 737s *	556	23 years from date of manufacture	15% of market value of new aircraft on delivery, determined periodically

*Including 146 new Boeing 737-8200s

The Group’s estimate of each aircraft’s residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods.

Advance and option payments in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and are initially recognized in Trade Payables prior to payment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date. Where the Company receives reimbursements from the supplier in respect of aircraft purchases, they are reflected as a reduction in the cost of the asset.

Rotable spare parts held by the Company are classified as property, plant and equipment if they are expected to be used over more than one period.

Gains and losses on disposal of items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized on a net basis within other income/(expense) in profit or loss.

The Group evaluates, at the end of each reporting period, whether there is any indication that its aircraft may be impaired. Factors that may indicate potential impairment include, but are not limited to, a significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft.

Aircraft maintenance costs

The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

For aircraft held under lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are provided for over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year. A portion of this provision is offset against the right of use asset, which is immediately depreciated as the liability is incurred as the aircraft is flown. The remaining portion of the provision, relating to normal wear and tear, is charged directly to the income statement.

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

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and options for the purchase of its jet fuel (jet kerosene) and forward contracts for carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group’s derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet.

All derivatives are designated as cash flow hedges on inception. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2024, a net asset of €144m (2023: net asset of €231m) was recognised on balance sheet in respect of the Group’s foreign currency derivative instruments associated with future jet fuel purchases and aircraft additions, and a net asset of €27m (2023: net liability of €286m) was recognised in respect of its commodity derivative instruments associated with fuel and carbon operating expenses.

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

As at March 31, 2024 the Group had entered into jet fuel forward swap contracts covering approximately 70% of its estimated requirements for fiscal year 2025. The Group believes these hedges to be effective for hedge accounting purposes.

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

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase, and money market funds. Deposits with maturities greater than three months but less than one year are recognized as short-term investments, are measured at amortized cost and are carried initially at fair value and then subsequently at amortized cost, using the effective-interest method.

EU Emissions Trading System and UK Emissions Trading Scheme (“ETS”)

The EU Emissions Trading System and UK Emissions Trading Scheme (“ETS”), are cap-and-trade systems for CO2 emissions to encourage industries to improve their CO2 efficiency. On an annual basis, the Group surrenders allowances, received via a mixture of free allocations from governing bodies and carbon credits purchased in the external market, to cover carbon emissions. The Group recognizes the cost associated with the purchase of carbon credits as part of the ETS as an expense in the income statement within ‘Operating expenses – fuel and oil’. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

ETS allowances are recognized and measured at cost, as follows:

a)Allowances received from governing bodies for free – a nil amount is recognized.

b)	Carbon credits purchased in the external market – are recognized at their purchase price as a prepayment and are presented within ‘Other assets’ on the Group’s balance sheet.

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

As noted on pages F-37 and F-38, the Group’s fuel risk management policy includes hedging of ETS exposures. The Group had purchased sufficient carbon credits to satisfy the fiscal year 2024 emissions and as such, the cost of emissions is not deemed to represent a major source of estimation uncertainty.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at fair value, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest-bearing loans are measured at amortized cost, using the effective interest rate methodology.

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

The Group assesses the likelihood of any adverse outcomes to contingencies, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are re-measured at each reporting date based on the best estimate of the settlement amount.

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

During recent years, many European countries in which the Ryanair Group operates made available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and long term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to €nil in fiscal year 2024 (2023: €nil; 2022: €82m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600m HMT and Bank of England CCFF in full. There are no unfulfilled conditions attaching to government assistance at March 31, 2024.

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

Deferred Tax

Deferred income tax is provided, using the liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the reporting date and expected to apply when the temporary differences reverse.  Deferred income tax is not recognized in relation to tax laws that implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes under those rules.

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

Dividend distributions are recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2024
Cost
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Additions in year	2,073.6	49.3	23.9	12.3	0.1	2,159.2
Supplier Reimbursements (Note 11)*	(226.8)	—	—	—	—	(226.8)
Disposals in year	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	16,422.1	204.5	144.9	94.3	3.6	16,869.4
Depreciation
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Charge for year	966.3	5.5	15.4	7.0	0.1	994.3
Eliminated on disposal	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	5,809.8	48.6	81.9	78.5	3.6	6,022.4
Net book value
At March 31, 2024	10,612.3	155.9	63.0	15.8	—	10,847.0

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2023
Cost
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Additions in year	1,747.0	20.4	9.8	6.6	0.1	1,783.9
Supplier Reimbursements*	(127.5)	—	—	—	—	(127.5)
Disposals in year	(220.5)	—	(0.1)	—	—	(220.6)
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Depreciation
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Charge for year	815.5	3.9	14.8	4.8	0.2	839.2
Eliminated on disposal	(217.5)	—	0.1	0.2	—	(217.2)
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Net book value
At March 31, 2023	9,731.8	112.1	54.5	10.5	—	9,908.9

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2022
Cost
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Additions in year	1,600.5	10.8	7.3	4.8	—	1,623.4
Supplier Reimbursements*	(113.9)	—	—	—	—	(113.9)
Disposals in year	(355.9)	—	(0.6)	(4.6)	—	(361.1)
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Depreciation
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Charge for year	638.2	5.3	14.5	6.5	0.3	664.8
Eliminated on disposal	(245.4)	—	(0.5)	(4.5)	—	(250.4)
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Net book value
At March 31, 2022	8,930.8	95.6	59.7	8.9	0.1	9,095.1

At March 31, 2024, aircraft with a net book value of €nil (2023: €102m; 2022: €692m) were mortgaged to lenders as security for loans.

In the year ended March 31, 2024 the Group sold no Boeing 737-800NG aircraft (2023: nil; 2022: 10).

*Reimbursements related to reasonable, and fair, compensation agreed with Boeing for the delivery delay of the Boeing 737-8200 aircraft and is recorded as a reduction in PPE above.

3.Right of use assets & lease liabilities

	Year ended March 31,
Leases under IFRS 16 recognized in Consolidated Income Statement	2024	2023		2022
	€M	€M		€M
Interest on lease liabilities	8.8	6.8		3.7
Depreciation charge	65.2	84.0		54.5
Lease charge for the year	74.0	90.8		58.2

	At March 31,
Right of use-assets	2024	2023		2022
Balance at beginning of year	209.1	133.7		188.2
Depreciation charge for the year	(65.2)	(84.0)		(54.5)
Additions	22.6	47.2		—
Modification of leases	—	112.2	*	—
Balance at end of year	166.5	209.1		133.7

	At March 31,
Lease Liabilities	2024	2023		2022
Balance at beginning of year	206.3	138.3		183.1
Additions	—	9.9		—
Financing cash outflows from lease liabilities	(51.5)	(58.9)		(56.7)
Interest expense	8.8	6.8		3.7
Modification of leases	—	112.2	*	—
Exchange movements	1.0	(2.0)		8.2
Balance at end of year	164.6	206.3		138.3

	At March 31,
Lease Liabilities	2024	2023		2022
Current lease liability	39.4	43.2		56.9
Non-current lease liability	125.2	163.1		81.4
Total lease liabilities at end of year	164.6	206.3		138.3

A maturity analysis of our lease liabilities as at March 31, 2024 has been disclosed within Note 11. * Relates to the extension of 24 Airbus A320 leases during fiscal year 2023.

4.Intangible assets

	At March 31,
	2024	2023	2022
Landing rights	€M	€M	€M

Balance at beginning of year	146.4	146.4	146.4
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in fiscal year 2019.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 11% for 2024, 13.4% for 2023 and 11.2% for 2022.

5.           Inventories

	At March 31,
	2024	2023	2022
	€M	€M	€M
Consumables	6.2	6.0	4.3

6.           Other assets

	At March 31,
	2024	2023	2022
	€M	€M	€M
Prepayments and other assets*	1,451.9	1,037.2	473.2
Interest receivable	6.7	10.3	—
	1,458.6	1,047.5	473.2

*Included in prepayments and other assets are amounts due after 1 year of approximately €183m (2023: €169m; 2022: €72m). Prepayments include €920m (2023: €514m; 2022: €128m) pertaining to EU ETS carbon credits to be utilized within 1 year.

7.           Trade receivables

	At March 31,
	2024	2023	2022
	€M	€M	€M
Trade receivables	76.4	59.7	43.5
	76.4	59.7	43.5

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2023: €nil 2022: €nil). There were no bad debt write-offs in the year (2023: €nil; 2022: €nil).

At March 31, 2024, €13m (2023: €5m; 2022: €4m) of the accounts receivable balance were past due, of which €nil (2023: €nil; 2022: €nil) was impaired and €13m (2023: €5m; 2022: €4m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

8.           Restricted cash

Restricted cash consists of approximately €6m (2023: €20m; 2022: €23m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

9.           Trade payables

	At March 31,
	2024	2023	2022
	€M	€M	€M
Trade payables - Current	792.2	1,065.5	1,029.0
Trade payables - Non-current	—	—	49.2
	792.2	1,065.5	1,078.2

Trade payables primarily relates to amounts that are payable at various dates in the three months after the end of the financial year in accordance with the creditors’ usual and customary credit terms.

10.         Accrued expenses and other liabilities

	At March 31,
	2024	2023	2022
	€M	€M	€M
Accruals	1,603.1	1,276.6	953.0
Indirect tax and duties	725.5	720.4	485.6
Unearned revenue (contract liabilities)	2,899.0	2,786.5	1,554.2
	5,227.6	4,783.5	2,992.8

Contract liabilities comprise:	At March 31,
	2024	2023	2022
	€M	€M	€M
Opening contract liabilities	2,786.5	1,554.2	290.9
Revenue deferred during the year	12,840.8	11,343.0	5,648.4
Revenue recognized during the year	(12,728.3)	(10,110.7)	(4,385.1)
Closing contract liabilities	2,899.0	2,786.5	1,554.2

Indirect tax and duties comprise:

	At March 31,
	2024	2023	2022
	€M	€M	€M
PAYE (payroll taxes)	31.6	22.5	13.5
Other tax (principally air passenger duty in various countries)	693.9	697.9	472.1
	725.5	720.4	485.6

Creditors for tax and social insurance are payable in the timeframe set out in the relevant legislation.

11.Financial instruments – Fair values and risk management

The Company utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company’s operations. The Company uses derivative financial instruments, principally jet fuel derivatives, options and forward foreign exchange contracts to manage commodity risks, interest rate risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company’s policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in this note.

(a)Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2024, 2023 and 2022. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, trade payables (current) and accrued expenses).

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2024, 2023 and 2022 were as follows:

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2024
Cash and cash equivalents	3,875.4	—	—	3,875.4	—
Financial asset: cash > 3 months	237.8	—	—	237.8	—
Restricted cash	6.4	—	—	6.4	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	147.2	—	147.2	147.2
- Jet fuel & carbon derivative contracts	—	205.6	—	205.6	205.6
Trade receivables	76.4	—	—	76.4	—
Total financial assets at March 31, 2024	4,196.0	352.8	—	4,548.8	352.8

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2023
Cash and cash equivalents	3,599.3	—	—	3,599.3	—
Financial asset: cash > 3 months	1,056.2	—	—	1,056.2	—
Restricted cash	19.5	—	—	19.5	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	279.4	—	279.4	279.4
- Jet fuel & carbon derivative contracts	—	49.6	—	49.6	49.6
- Jet fuel options	—	14.1	—	14.1	14.1
- Cross-currency swaps	—	3.6	—	3.6	3.6
Trade receivables	59.7	—	—	59.7	—
Total financial assets at March 31, 2023	4,734.7	346.7	—	5,081.4	346.7

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2022
Cash and cash equivalents	2,669.0	—	—	2,669.0	—
Financial asset: cash > 3 months	934.1	—	—	934.1	—
Restricted cash	22.7	—	—	22.7	—
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	474.1	—	474.1	474.1
- Jet fuel & carbon derivative contracts	—	956.3	—	956.3	956.3
- Jet fuel options	—	—	150.5	150.5	150.5
- Cross-currency swaps	—	4.6	—	4.6	4.6
Trade receivables	43.5	—	—	43.5	—
Total financial assets at March 31, 2022	3,669.3	1,435.0	150.5	5,254.8	1,585.5

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2024
Current maturities of debt	50.0	—	—	50.0	50.0
Non-current maturities of debt	2,532.2	—	—	2,532.2	2,460.3
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	3.3	—	3.3	3.3
-Jet fuel & carbon derivative contracts	—	178.8	—	178.8	178.8
Trade payables (Current)	792.2	—	—	792.2	—
Accrued expenses	1,603.1	—	—	1,603.1	—
Total financial liabilities at March 31, 2024	4,977.5	182.1	—	5,159.6	2,692.4

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2023
Current maturities of debt	1,056.7	—	—	1,056.7	1,051.7
Non-current maturities of debt	2,853.2	—	—	2,853.2	2,740.7
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	48.0	—	48.0	48.0
-Jet fuel & carbon derivative contracts	—	349.8	—	349.8	349.8
Trade payables (Current)	1,065.5	—	—	1,065.5	—
Accrued expenses	1,276.6	—	—	1,276.6	—
Total financial liabilities at March 31, 2023	6,252.0	397.8	—	6,649.8	4,190.2

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2022
Current maturities of debt	1,224.5	—	—	1,224.5	1,224.5
Non-current maturities of debt	3,714.6	—	—	3,714.6	3,727.7
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	—	31.0	31.0	31.0
-Jet fuel derivative contracts	—	7.6	—	7.6	7.6
Trade payables (Current)	1,029.0	—	—	1,029.0	—
Trade payables (Non-current)	49.2	—	—	49.2	49.2
Accrued expenses	953.0	—	—	953.0	—
Total financial liabilities at March 31, 2022	6,970.3	7.6	31.0	7,008.9	5,040.0

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

The following paragraphs describe the valuation techniques used in measuring Level 2 fair values for each material class of financial instruments in the consolidated balance sheet, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2024 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

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

Trade payables: The value of trade payables has not been discounted as the effects of discounting would not be material.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2024
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	147.2	—	147.2
Jet fuel & carbon derivative contracts	—	205.6	—	205.6
	—	352.8	—	352.8
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	3.3	—	3.3
Jet fuel & carbon derivative contracts	—	178.8	—	178.8
	—	182.1	—	182.1
Financial liabilities not measured at fair value
Debt	—	2,510.3	—	2,510.3
Non-current trade payables	—	—	—	—
	—	2,510.3	—	2,510.3
Total	—	3,045.2	—	3,045.2

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2023
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	279.4	—	279.4
Cross-currency swaps	—	3.6	—	3.6
Jet fuel & carbon derivative contracts	—	63.7	—	63.7
	—	346.7	—	346.7
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	48.0	—	48.0
Jet fuel & carbon derivative contracts	—	349.8	—	349.8
	—	397.8	—	397.8
Financial liabilities not measured at fair value
Debt	—	3,792.4	—	3,792.4
Non-current trade payables	—	—	—	—
	—	3,792.4	—	3,792.4
	—	4,536.9	—	4,536.9

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2022
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	474.1	—	474.1
Jet fuel derivative contracts	—	1,106.8	—	1,106.8
Cross-currency swaps	—	4.6	—	4.6
	—	1,585.5	—	1,585.5
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	31.0	—	31.0
Jet fuel derivative contracts	—	7.6	—	7.6
	—	38.6	—	38.6
Financial liabilities not measured at fair value
Debt	—	4,952.2	—	4,952.2
Non-current trade payables	—	49.2	—	49.2
	—	5,001.4	—	5,001.4
Total	—	6,625.5	—	6,625.5

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2024, 2023 and 2022 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c)Financial risk management

Risk management framework

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group’s operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and call options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading System) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel. At March 31, 2024 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognized in the income statement.

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

Currency risk

The Group is exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies is the euro. The main currencies in which non-euro transactions occur giving rise to foreign currency risk are primarily denominated in U.S. dollars and UK pounds sterling.

The Company manages this risk by typically matching UK pounds sterling revenues against UK pounds sterling costs. Surplus UK pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and typically UK pounds sterling are converted into euro. Additionally, the Group swaps euro for U.S. dollars using forward currency contracts to cover any expected U.S. dollar outflows for these costs. From time to time, the Company also swaps UK pounds sterling for euro using forward currency contracts to hedge expected future surplus UK pounds sterling. From time to time the Group also enters into cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of U.S. dollar denominated borrowings.

Forward currency contracts are designated as cash flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar and euro exchange rates for the forecasted U.S. dollar purchases.

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €nil on ineffective currency cash flow hedges for fiscal year 2024 (2023: €nil, 2022: €nil).

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At March 31,
	2024			2023			2022
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
UK pounds sterling cash and liquid resources	55.6	—	65.1	78.1	—	88.8	28.3	—	33.6
U.S. Dollar cash and liquid resources	—	785.5	727.8	—	671.3	619.3	—	386.8	349.6
	55.6	785.5	792.9	78.1	671.3	708.1	28.3	386.8	383.2

	At March 31,
	2024			2023			2022
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary liabilities
U.S. dollar long term debt*	—	—	—	—	280.8	259.1	—	311.3	281.3
Pre-delivery payments due to Boeing	—	—	—	—	669.2	617.4	—	296.2	267.7
	—	—	—	—	950.0	876.5	—	607.5	549.0

*During the year ended March 31, 2022, the Group issued non-interest-bearing promissory notes to the value of approximately €230m (U.S.$250m) in settlement of certain aircraft trade payables. These were non-cash settled in full during the fiscal year ended March 31, 2024.

The following exchange rates have been applied:

	€	£	$
March 31, 2022	1.0000	0.8422	1.1065
March 31, 2023	1.0000	0.8791	1.0839
March 31, 2024	1.0000	0.8548	1.0793

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Within Year 1	4,403.6	5,873.1	4,607.7
Greater than 1 Year	447.9	1,203.5	2,097.8
Total	4,851.5	7,076.6	6,705.5

The notional principle amount of outstanding forward foreign exchange contracts at March 31, 2024 are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. As at March 31, 2024 the hedged U.S. dollar rate was approximately U.S.$1.12 to €1.00.

Sensitivity analysis

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2024 would have a positive impact of €77m on the income statement (net of tax) (2023: €46m; 2022: €26m) and a negative impact of €63m on the income statement (net of tax) (2023: €38m; 2022: €2m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €501m impact (net of tax) on equity if the rate fell by 10% and a negative €410m impact (net of tax) if the rate increased by 10% (2023: €677m positive or €544m negative; 2022: €695m positive or €588m negative).

Interest rate risk

The Group’s objective for interest rate risk management is to reduce interest-rate risk by matching a proportion of floating rate assets with floating rate liabilities, and using financial instruments, which lock in interest rates on debt, when appropriate. Floating interest rates on financial liabilities are referenced to European interbank interest rates (EURIBOR). Secured long-term debt and interest rate swaps typically re-price on a quarterly basis. The Group uses current interest rate settings on existing floating rate debt at each year-end to calculate contractual cash flows. Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures.

In previous years the Group utilized cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. Cross currency interest rate swaps were primarily used to convert a portion of the Group’s U.S. dollar denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These were all designated in cash flow hedges of the forecasted U.S. dollar variable interest payments on the Group’s underlying debt and were determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness was recorded in the income statement relating to these hedges.

Exposures to interest rate risk

The following was the maturity profile of the Group’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses).

	Weighted
	average					2029 -
	rate	2025	2026	2027	2028	2031	Total
At March 31, 2024	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Secured debt
Unsecured debt	1.67%	50.0	843.4	1,198.8	—	—	2,092.2
Debt	1.67%	50.0	843.4	1,198.8	—	—	2,092.2
Lease liabilities - right of use	4.43%	39.4	31.9	32.1	32.7	28.5	164.6
Total fixed rate debt		89.4	875.3	1,230.9	32.7	28.5	2,256.8
Floating rate
Unsecured long term debt	4.30%	—	—	—	—	490.0	490.0
Total floating rate debt	4.30%	—	—	—	—	490.0	490.0
Total financial liabilities		89.4	875.3	1,230.9	32.7	518.5	2,746.8

	Weighted
	average							2028 -
	rate	2024		2025		2026	2027	2031	Total
At March 31, 2023	(%)	€M		€M		€M	€M	€M	€M
Fixed rate
Secured debt	2.43%	16.2		12.3		—	—	—	28.5
Unsecured debt	1.39%	1,040.5	*	46.0		846.1	1,198.8	—	3,131.4
Debt	1.39%	1,056.7		58.3		846.1	1,198.8	—	3,159.9
Lease liabilities - right of use	4.37%	43.2		38.4		31.8	32.2	60.7	206.3
Total fixed rate debt		1,099.9		96.7		877.9	1,231.0	60.7	3,366.2
Floating rate
Unsecured long term debt	3.45%	—		750.0	**	—	—	—	750.0
Total floating rate debt	3.45%	—		750.0		—	—	—	750.0
Total financial liabilities		1,099.9		846.7		877.9	1,231.0	60.7	4,116.2
* Includes promissory notes amounting to approx. €230m
** Refinanced post year end (May 2023) with unsecured RCF at lower margin maturing May 2028

	Weighted
	average						2027 -
	rate	2023		2024	2025	2026	2028	Total
At March 31, 2022	(%)	€M		€M	€M	€M	€M	€M
Fixed rate
Secured debt	2.43%	62.9		52.2	12.0	—	—	127.1
Unsecured debt	1.31%	1,140.9	*	807.7	47.8	847.0	1,197.9	4,041.3
Debt	1.35%	1,203.8		859.9	59.8	847.0	1,197.9	4,168.4
Lease liabilities - right of use	2.33%	56.9		51.0	26.2	3.1	1.1	138.3
Total fixed rate debt		1,260.7		910.9	86.0	850.1	1,199.0	4,306.7
Floating rate
Secured long term debt	0.14%	20.7		—	—	—	—	20.7
Unsecured long term debt	0.75%	—		—	750.0	—	—	750.0
Total floating rate debt	0.73%	20.7		—	750.0	—	—	770.7
Total financial liabilities		1,281.4		910.9	836.0	850.1	1,199.0	5,077.4
* Includes promissory notes amounting to approx. €226m

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2024, all of the Group’s cash and liquid resources attracted a weighted average interest rate of 4.2% (2023: 3.02%; 2022: -0.31%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,
	2024	2023	2022
	Within	Within	Within
	1 year	1 year	1 year
Financial assets	€M	€M	€M
Cash and cash equivalents	3,875.4	3,599.3	2,669.0
Cash > 3 months	237.8	1,056.2	934.1
Restricted cash	6.4	19.5	22.7
Total financial assets	4,119.6	4,675.0	3,625.8

Derivative financial instruments – Interest rate risk exposure

The Group had cross currency swaps to swap fixed rate U.S. dollar denominated debt of U.S.$nil (2023: U.S.$31m; 2022: U.S.$48m) into a fixed rate euro debt of €nil (2023: €25m; 2022: €38m).

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2024, a plus one percentage point movement in interest rates would result in a respective increase of approximately €42m (net of tax) in net finance income (2023: increase in net finance expense of €92m; 2022: decrease in net finance expense of €19m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €16m in net finance income in the income statement (2023: decrease in net finance expense of €49m; 2022: increase in net finance expense of €33m;) and a nil increase or decrease in equity (2023: nil 2022: nil).

Jet fuel and carbon credits price risk

The Group’s historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2024, the Group had entered into forward hedging covering approximately 70% of the Group’s estimated fuel exposure for fiscal year 2025.

The Group utilizes jet fuel forward swap contracts and jet fuel call options to manage exposure to jet fuel prices. These are used to hedge the Group’s forecasted fuel purchases and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These contracts are designated as cash flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices.

The Group has entered into jet fuel forward swap contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 to 24 months. The notional amount of these contracts are €2.7bn (2023: €3.3bn; 2022: €1.8bn) at an average hedged rate of approximately U.S.$795 per metric tonne. (2023: U.S.$885; 2022: U.S.$640).

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €nil in fiscal year 2024 (2023: €nil, 2022: €nil,) in relation to jet fuel hedges (€nil in relation to jet fuel swaps, and €nil in relation currency forward contracts).

The European Union Emissions Trading System (“EU-ETS”) is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

The Group’s fuel risk management policy includes hedging of the Group’s EU-ETS and UK-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2024, the Group had hedged approximately 100% of the Group’s estimated carbon exposure for fiscal year 2025 at approximately €76 per EUA (2023: fiscal year 2024 was 54% hedged at €75 per EUA) and £66 per UKA (2023: £72) and approximately 28% for fiscal year 2026 at approximately €58 per EUA and £50 per UKA.

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2024 would have a €nil impact (2023: €7m decrease) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2023: €4m increase) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2024 would have a negative €254m impact (2023: negative €258m) on equity if the price fell by 10% and a positive €254m impact (2023: positive €258m) if the price increased by 10%.

A plus or minus change of 10% in the price of carbon at March 31, 2024 would have a €nil impact (2023: €nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2023: €nil) if the price increased by 10%. The same movement of 10% in the price of carbon at March 31, 2024 would have a negative €74m impact (2023: negative €32m) on equity if the price fell by 10% and a positive €72m impact (2023: positive €32m) if the price increased by 10%.

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

At March 31, 2024, €13m (2023: €5m; 2022: €4m) of the accounts receivable balance were past due, of which €nil (2023: €nil; 2022: €nil) was impaired and €13m (2023: €5m; 2022: €4m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

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

Guarantees

At March 31, 2024, the Group has provided approximately €2.76bn (2023: €4.12bn; 2022: €5.09bn) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

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

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2024 of €4.2bn (2023: €4.7bn; 2022: €3.6bn). During the year, the Group had a net cash outflows of €2.4bn in relation to property, plant and equipment (2023: outflow of €1.8bn; 2022: outflow of €1bn). Cash generated from operations has been the principal source for these cash requirements during the year. The Group repaid a €750m 1.125% Eurobond under its EMTN programme in August 2023 and €260m under the Group’s Revolving Credit Facility in November 2023.

The Board of Directors periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2025.

At March 31, 2024, the Group had total borrowings of €2.7bn (2023: €4.1bn; 2022: €5.1bn), including  capitalized leases (under IFRS 16) of €165m (2023: €206m, 2022: €138m) from various financial institutions and the debt capital markets. Financing for the acquisition of nil Boeing 737-800NG aircraft (2023: 7; 2022: 50) was provided on the basis of guarantees granted by the Ex-Im Bank. The remaining long-term debt relates to two unsecured Eurobonds, with a cumulative amount of €2.1bn, a €490m unsecured Revolving Credit Facility, and 28 aircraft held under operating leases in right of use assets.

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

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2025	2026	2027	2028	Thereafter
At March 31, 2024	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.67%	2,092.2	2,172.7	85.0	878.3	1,209.4	—	—
- Floating rate debt: 4.30%	490.0	579.2	21.2	21.3	21.3	21.5	493.9
- Lease liabilities	164.6	183.1	45.5	37.1	36.1	34.9	29.5
	2,746.8	2,935.0	151.7	936.7	1,266.8	56.4	523.4
Derivative financial instruments
- Currency forward contracts – outflows	3.3	188.3	7.0	10.6	10.0	133.6	27.1
- Currency forward contracts – inflows	—	(195.0)	(7.0)	(10.7)	(10.2)	(138.5)	(28.6)
- Commodity forward contracts	178.8	178.8	178.8	—	—	—	—
Trade payables	792.2	792.2	792.2	—	—	—	—
Accrued expenses	1,603.1	1,603.1	1,603.1	—	—	—	—
Total at March 31, 2024	5,324.2	5,502.4	2,725.8	936.6	1,266.6	51.5	521.9

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2024	2025	2026	2027	Thereafter
At March 31, 2023	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.39%	3,159.9	3,284.4	1,100.6	93.5	881.0	1,209.3	—
- Floating rate debt: 3.45%	750.0	782.3	25.9	756.4	—	—	—
- Lease liabilities	206.3	233.4	51.1	45.0	37.0	35.9	64.4
	4,116.2	4,300.1	1,177.6	894.9	918.0	1,245.2	64.4
Derivative financial instruments
- Currency forward contracts – outflows	48.0	3,658.2	3,281.4	245.1	10.6	10.0	111.1
- Currency forward contracts – inflows	—	(3,645.4)	(3,263.2)	(246.9)	(10.7)	(10.2)	(114.4)
- Commodity forward contracts	349.8	349.8	341.8	8.0	—	—	—
Trade payables	1,065.5	1,065.5	1,065.5	—	—	—	—
Accrued expenses	1,276.6	1,276.6	1,276.6	—	—	—	—
Total at March 31, 2023	6,856.1	7,004.8	3,879.7	901.1	917.9	1,245.0	61.1

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2023	2024	2025	2026	Thereafter
At March 31, 2022	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.35%	4,168.4	4,341.5	1,260.1	904.8	95.1	872.2	1,209.3
- Floating rate debt: 0.73%	770.7	783.5	26.4	5.7	751.4	—	—
- Lease liabilities	138.3	142.0	59.2	52.2	26.6	3.0	1.0
	5,077.4	5,267.0	1,345.7	962.7	873.1	875.2	1,210.3
Derivative financial instruments
- Currency forward contracts – outflows	31.0	496.8	496.8	—	—	—	—
- Currency forward contracts – inflows	—	(463.7)	(463.7)	—	—	—	—
- Commodity forward contracts	7.6	7.6	7.6	—	—	—	—
Trade payables	1,078.2	1,078.2	1,029.0	49.2	—	—	—
Accrued expenses	953.0	953.0	953.0	—	—	—	—
Total at March 31, 2022	7,147.2	7,338.9	3,368.4	1,011.9	873.1	875.2	1,210.3

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

(d) Derivative financial instruments – Designated as cash flow hedges

Derivative financial instruments:
	At March 31,
	2024	2023	2022
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	60.3	269.6	337.5
Fuel and oil operating expenses	83.6	(38.2)	105.6
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	—	3.6	4.5
Commodity price risk
Fuel and carbon operating expenses	26.8	(286.1)	948.7
Net derivative position at year end	170.7	(51.1)	1,396.3

Change in gross value used for calculating hedge ineffectiveness:
	At March 31,
	2024	2023	2022
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	515.0	407.0	(129.8)
Fuel and oil operating expenses	(117.7)	405.1	(110.5)
GBP currency swap	—	—	9.6
Interest rate risk
Variable-rate instruments	—	3.8	(1.4)
Commodity price risk
Fuel and carbon operating expenses	(398.8)	2,806.5	(788.8)
Total	(1.5)	3,622.4	(1,020.9)

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2024
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(30.0)	(142.6)	(172.6)
Fuel and oil operating expenses	(83.7)	—	(83.7)
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	—	—	—
Commodity price risk
Fuel and carbon operating expenses	(26.8)	—	(26.8)
Gross cashflow hedge reserve	(140.5)	(142.6)	(283.1)

*Deferred taxes included in Hedge reserve were €17m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2023
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	265.6	83.1	348.7
Fuel and oil operating expenses	(38.2)	—	(38.2)
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	(6.6)	—	(6.6)
Commodity price risk
Fuel and carbon operating expenses	(300.1)	—	(300.1)
Gross cashflow hedge reserve	(79.3)	83.1	3.8

*Deferred taxes included in Hedge reserve were €28m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2022
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	322.5	72.6	395.1
Fuel and oil operating expenses	105.6	—	105.6
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	(4.3)	—	(4.3)
Commodity price risk
Fuel and carbon operating expenses	948.7	—	948.7
Gross cashflow hedge reserve	1,372.5	72.6	1,445.1

*Deferred taxes included in Hedge reserve were €150m

Movement: in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2024
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	515.0	—	—
Fuel and oil operating expenses	(117.7)	—	(4.2)
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	—	—	3.6
Commodity price risk
Fuel and carbon operating expenses	(398.8)	—	71.8
Total movement in derivative instruments	(1.5)	—	71.2

	At March 31, 2023
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(407.0)	—	—
Fuel and oil operating expenses	(405.1)	—	261.2
GBP currency swaps	—	—	—
Interest rate risk
Variable-rate instruments	(3.8)	—	2.9
Commodity price risk
Fuel and carbon operating expenses	(2,806.5)	—	1,557.5
Total movement in derivative instruments	(3,622.4)	—	1,821.6

	At March 31, 2022
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	129.8	—	—
Fuel and oil operating expenses	110.5	—	3.2
GBP currency swaps	(9.6)	—	4.2
Interest rate risk
Variable-rate instruments	1.4	—	0.1
Commodity price risk
Fuel and carbon operating expenses	788.8	—	176.5
Total movement in derivative instruments	1,020.9	—	184.0

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash flow hedges realized during the year:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	71.8	1,557.5	176.5
Interest rate swaps
Reclassification adjustments for losses recognized in finance expense	3.6	2.9	0.1
Foreign currency forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	(4.2)	261.2	7.4
	71.2	1,821.6	184.0

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash flow hedges realized during the year:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Foreign currency forward contracts
Recognized in property plant and equipment – aircraft additions	(305.7)	(308.1)	78.1
	(305.7)	(308.1)	78.1

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts.

	At March 31,
	2024			2023			2022
	Within	> 1 Year		Within	> 1 Year		Within	> 1 Year
	1 Year	(non—		1 Year	(non—		1 Year	(non—
	(current)	current)	Total	(current)	current)	Total	(current)	current)	Total
	€M	€M	€M	€M	€M	€M	€M	€M	€M
Foreign currency risk notional amounts
for effective hedges
PP&E — aircraft additions	494.0	24.1	518.1	1,893.6	411.9	2,305.5	2,082.4	2,097.9	4,180.3
Fuel and oil operating expenses	3,701.7	423.7	4,125.4	3,979.4	791.6	4,771.0	2,151.8	—	2,151.8

— Within derivative financial assets	144.0	3.2	147.2	226.2	53.2	279.4	313.7	160.4	474.1
— Within derivative financial liabilities	—	(3.3)	(3.3)	(44.9)	(3.1)	(48.0)	(31.0)	—	(31.0)
	144.0	(0.1)	143.9	181.3	50.1	231.4	282.7	160.4	443.1

Interest rate risk notional amounts for effective hedges
Variable—rate instruments	—	—	—	16.4	15.6	32.0	12.1	31.4	43.5

Total fair value for all interest rate risk related derivative instruments
— Within derivative financial assets	—	—	—	2.2	1.4	3.6	1.9	2.5	4.4

Commodity price risk notional amounts for effective hedges
Fuel and carbon operating expenses	3,713.8	2.2	3,716.0	3,504.5	310.5	3,815.0	1,901.0	154.6	2,055.6

Total fair value for all commodity fuel & carbon related derivative instruments:
— Within derivative financial assets	205.5	0.1	205.6	63.7	—	63.7	934.1	22.2	956.3
— Within derivative financial liabilities	(178.0)	(0.8)	(178.8)	(341.7)	(8.1)	(349.8)	(7.5)	—	(7.5)
	27.5	(0.7)	26.8	(278.0)	(8.1)	(286.1)	926.6	22.2	948.8

Fair values as reported in the consolidated balance sheet
Derivative financial assets	349.5	3.3	352.8	292.1	54.6	346.7	1,400.4	185.1	1,585.5
Derivative financial liabilities	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)	(38.6)	—	(38.6)

Derivative financial assets analyzed between those:
— Designated as continuing cash flow hedges	322.6	3.3	325.9	292.1	54.6	346.7	1,208.6	185.1	1,393.7
— Where hedge accounting is no longer applied	26.9	—	26.9	—	—	—	41.2	—	41.2
— Designated as fair value financial instruments	—	—	—	—	—	—	150.6	—	150.6
	349.5	3.3	352.8	292.1	54.6	346.7	1,400.4	185.1	1,585.5

Derivative financial liabilities analyzed between those:
— Designated as continuing cash flow hedges	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)	(7.5)	—	(7.5)
— Where hedge accounting is no longer applied	—	—	—	—	—	—	—	—	—
— Designated as fair value financial instruments	—	—	—	—	—	—	(31.1)	—	(31.1)
	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)	(38.6)	—	(38.6)

12.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Current tax assets
Corporation tax assets	—	—	—
Total current tax assets	—	—	—

Current tax liabilities
Corporation tax liabilities	66.6	66.3	47.7
Total current tax liabilities	66.6	66.3	47.7

Deferred tax assets
Tax losses and temporary differences on plant, equipment and derivatives	(2.1)	(6.6)	(42.3)
Total deferred tax assets	(2.1)	(6.6)	(42.3)

Deferred tax liabilities
Temporary differences on property, plant and equipment and derivatives	362.0	159.3	266.5
Total deferred tax liabilities	362.0	159.3	266.5

	At March 31,
	2024	2023	2022
	€M	€M	€M
Reconciliation of current tax
Liability at beginning of year	66.3	47.7	48.1
Corporation tax charge/(credit) in year	49.4	22.7	(9.9)
Tax (paid)/received	(49.1)	(4.1)	9.5
Liability at end of year	66.6	66.3	47.7

	At March 31,
	2024	2023	2022
	€M	€M	€M
Reconciliation of deferred tax
Net liability at beginning of year	152.7	224.2	258.4
Temporary differences on derivatives hedging instruments	45.7	(177.5)	145.0
Tax losses and temporary differences on property, plant and equipment and other non-derivative items	161.5	106.0	(179.2)
Net liability at end of year	359.9	152.7	224.2

The components of the tax expense in the income statement were as follows:

	Year ended
	March 31,
	2024	2023	2022
	€M	€M	€M
Corporation tax charge/(credit)	49.4	22.7	(9.8)
Deferred tax charge/(credit) relating to temporary differences on property, plant and equipment, net operating losses and other non-derivative items	161.5	106.0	(179.2)
	210.9	128.7	(189.0)

The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended
	March 31,
	2024	2023	2022
	%	%	%
Statutory rate of Irish corporation tax on profit/(loss)	12.5	12.5	(12.5)
Non-Irish profits and losses subject to other tax rates	(2.4)	(4.3)	(21.3)
Valuation adjustments on deferred tax assets	—	0.3	(11.1)
Other movements	(0.2)	0.4	1.0
Total effective rate of taxation on profit/(loss)	9.9	8.9	(43.9)

The Group has applied the exception required by IAS 12 to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Many European jurisdictions (including Ireland, where the Group’s ultimate parent entity is based) have enacted laws to implement Pillar Two income taxes. These laws will apply to the Group from 1 April 2024. The extent to which Pillar Two taxes will impact the Group is dependent on how Pillar Two substance-based income exclusion (‘SBIE’) rules will apply to aircraft and flight crew. The OECD’s Inclusive Framework on Pillar Two has confirmed that it will give further consideration to SBIE rules for such assets and employees. The Group expects to be liable to Pillar Two taxes, and the extent of such liability cannot be fully estimated until further guidance on SBIE rules is published, however the impact of Pillar Two is not expected to be material.

The deferred tax movement per each type of temporary difference is detailed below:

	Year ended
	March 31,
	2024	2023	2022
	€M	€M	€M
Property, plant and equipment	53.4	52.2	(149.7)
IFRS 15 transition adjustment	—	7.1	7.1
Net operating losses	108.0	46.7	(40.5)
Other	0.1	—	3.9
Deferred tax charge/(credit)	161.5	106.0	(179.2)

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	48.7	66.6	117.7
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(11.8)	(16.4)	2.7
Net other changes in fair value of cash-flow hedges transferred to profit or loss	8.8	(227.7)	24.1
Total tax charge/(credit) in other comprehensive income	45.7	(177.5)	144.5

The principal components of net deferred tax at each year-end were:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Arising on designated hedging instruments	18.2	(27.6)	149.8
Property, plant and equipment	367.1	313.8	261.7
Net operating losses	(25.4)	(133.5)	(180.2)
IFRS 15 transition adjustment	—	—	(7.1)
Total	359.9	152.7	224.2

Deferred tax assets are recognised on the basis that it is probable that sufficient future near-term profits will be available against which deductible temporary differences and losses carried forward may be utilised.

The Group continues not to recognise a deferred tax asset in respect of approx. €240m of historic trading losses accrued in LaudaMotion GmBH.

No deferred tax has been provided for unremitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Group’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

13.         Provisions

	At March 31,
	2024	2023	2022
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	184.1	169.8	98.8
Provision for pension obligation (b)	—	4.5	4.5
	184.1	174.3	103.3

	At March 31,
	2024	2023	2022
(a) Provision for aircraft maintenance on leased aircraft	€M	€M	€M
At beginning of year	169.8	98.8	53.2
Increase in provision during the year	27.5	71.0	55.6
Utilization of provision upon the hand-back of aircraft	(13.2)	—	(10.0)
At end of year	184.1	169.8	98.8

During fiscal year 2024, the Company returned 2 Airbus A320 aircraft held under lease to the lessor (2023: 1; 2022: nil). During fiscal year 2024, the Company returned no Boeing 737 aircraft held under lease to the lessors (2023: nil; 2022: 3).

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2024, 2023 and 2022 are as follows:

	Carrying
	Value	2025	2026	2027	2028	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2024
Provision for leased aircraft maintenance	184.1	46.0	17.4	3.8	35.1	81.8

	Carrying
	Value	2024	2025	2026	2027	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2023
Provision for leased aircraft maintenance	169.8	19.8	30.1	10.4	5.4	104.1

	Carrying
	Value	2023	2024	2025	2026	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2022
Provision for leased aircraft maintenance	98.8	9.2	23.3	56.7	9.6	—

	At March 31,
	2024	2023	2022
(b) Provision for pension obligation	€M	€M	€M
At beginning of year	4.5	4.5	4.5
Movement during the year	(4.5)	—	—
At end of year	—	4.5	4.5

See Note 20 to the consolidated financial statements for further details.

14.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2024	2023	2022
	€M	€M	€M
Authorized/Share Capital reorganization
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	10.7
Allotted, called-up and partly paid:
1,134,528,528 ordinary equity shares of 0.600 euro cent each	—	—	6.8
1,138,674,528 ordinary equity shares of 0.600 euro cent each	—	6.9	—
1,140,045,528 ordinary equity shares of 0.600 euro cent each	6.9	—	—

Movements in the share capital balance year-on-year principally relates to 1.4m new shares issued in fiscal year 2024, following the exercise of share options, (2023: 4.1m; 2022: 6.5m). There were no share buybacks, resulting in no cancelled shares, in fiscal year 2024 (2023: nil; 2022: nil). Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2024	2023	2022
	€M	€M	€M
Balance at beginning of year	1,379.9	1,328.2	1,161.6
Net proceeds from shares issued	16.4	31.7	46.8
Share premium receivable on shares issued	8.0	20.0	119.8
Balance at end of year	1,404.3	1,379.9	1,328.2

(c)Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were approximately 2.4m cumulative conditional ordinary shares granted under LTIP 2019 at March 31, 2024.

Details of the share options outstanding are set out below:

	Share	Weighted Avg.
	Options	Exercise
	M	Price (€)
Outstanding at March 31, 2021	30.0	9.83
Granted	—	—
Forfeited	(0.7)	12.98
Exercised	(6.5)	7.23
Outstanding at March 31, 2022	22.8	10.57
Granted	—	—
Forfeited	—	—
Exercised	(4.1)	7.64
Outstanding at March 31, 2023	18.7	11.24
Granted	—	—
Forfeited	(0.7)	11.12
Exercised	(1.4)	12.00
Outstanding at March 31, 2024	16.6	11.18

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2024 was €21.06 (2023: €14.95; 2022: €13.59). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in fiscal year 2024 were €21.49 and €13.96 respectively (fiscal year 2023 were €15.76 and €10.09 respectively; fiscal year 2022 were €18.45 and €11.83 respectively). There were 0.2m options exercisable at March 31, 2024 (2023: 1.7m; 2022: 4.3m). The average share price for fiscal year 2024 was €17.09 (2023: €13.20; 2022: €16.08).

There were 1.4m options exercised during fiscal year 2024 (2023: 4.1m; 2022: 6.5m).

At March 31, 2024 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

		No.	Remaining
	Exercise	options	contractual
	price	outstanding	life
	€	M	(years)
Unvested	11.12	16.0	4.9
Vested	11.12	0.5	1.9
Vested	12.00	0.1	0.4
Weighted average	11.18	16.6	4.7

The Company has accounted for its share option and LTIP grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a credit of approximately €4m to the income statement (2023: charge of €16m; 2022: charge of €9m) being recognized within the income statement in accordance with employee services rendered.

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

15.         Other reserves

The total share-based payments reserve at March 31, 2024 was approximately €34m (2023: €41m; 2022: €31m). The total cash flow hedge reserve amounted to positive €266m at March 31, 2024 (2023: positive €31m; 2022: positive €1,295m). Further details of the Group’s derivatives are set out in Note 11 of the consolidated financial statements.

16.         Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK (which is consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ Due to a change in the composition of reportable segments in fiscal year 2024, comparative tables have been updated in accordance with IFRS 8.

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results.

Reportable segment information is presented as follows:

	At March 31, 2024
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	9,037.7	107.4	—	9,145.1
Ancillary revenue	4,298.7	—	—	4,298.7
Inter-segment revenue	744.6	1,366.1	(2,110.7)	—
Segment revenue	14,081.0	1,473.5	(2,110.7)	13,443.8

Reportable segment profit after income tax	1,860.0	57.1	—	1,917.1

Other segment information:
Depreciation	(1,018.0)	(41.5)	—	(1,059.5)
Finance expense	(74.7)	(8.3)	—	(83.0)
Finance income	144.8	—	—	144.8
Capital expenditure	(1,926.6)	(42.7)	—	(1,969.3)

Reportable segment assets	16,867.5	308.1	—	17,175.6
Reportable segment liabilities	8,948.7	612.7	—	9,561.4

	At March 31, 2023
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	6,843.4	86.9	—	6,930.3
Ancillary revenue	3,844.9	—	—	3,844.9
Inter-segment revenue	759.4	1,294.5	(2,053.9)	—
Segment revenue	11,447.7	1,381.4	(2,053.9)	10,775.2

Reportable segment profit after income tax (i)	1,382.3	45.7	—	1,428.0

Other segment information:
Depreciation	(876.6)	(46.6)	—	(923.2)
Finance expense	(70.2)	(6.6)	—	(76.8)
Finance income	42.4	—	—	42.4
Capital expenditure	(1,760.1)	(153.0)	—	(1,913.1)

Reportable segment assets	15,920.4	485.5	—	16,405.9
Reportable segment liabilities	9,914.7	848.2	—	10,762.9

	At March 31, 2022
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	2,616.1	36.4	—	2,652.5
Ancillary revenue	2,148.4	—	—	2,148.4
Inter-segment revenue	698.5	1,086.3	(1,784.8)	—
Segment revenue	5,463.0	1,122.7	(1,784.8)	4,800.9

Reportable segment (loss)/profit after income tax (i)	(354.7)	(0.3)	—	(355.0)

Other segment information:
Depreciation	(660.1)	(59.3)	—	(719.4)
Finance expense	(87.8)	(3.6)	—	(91.4)
Finance income	—	—	—	—
Capital expenditure	(1,527.8)	(5.0)	—	(1,532.8)

Reportable segment assets	14,832.1	317.7	—	15,149.8
Reportable segment liabilities	8,879.3	725.2	—	9,604.5
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

	Year ended
	March 31,
	2024	2023	2022
	€M	€M	€M
Italy	2,853.3	2,364.5	1,188.8
Spain	2,416.2	1,883.4	873.8
United Kingdom	2,031.0	1,589.7	564.0
Ireland	791.0	640.4	229.6
Other	5,352.3	4,297.2	1,944.7
Total revenue	13,443.8	10,775.2	4,800.9

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognized at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cash flows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

All of the Group’s operating profits/(losses) arise from lowfares airline-related activities. The major revenue earning assets of the Group are its aircraft. Since the Group’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

17.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended
	March 31,
	2024	2023	2022
Flight and cabin crew	21,602	18,432	15,289
Sales, operations, management and administration	2,896	2,365	1,958
Average	24,498	20,797	17,247

At March 31, 2024 the Company had a team of 27,076 aviation professionals (2023: 22,261; 2022: 19,116).

The aggregate payroll costs of these persons were as follows:	Year ended
	March 31,
	2024	2023	2022
	€M	€M	€M
Staff and related costs	1,335.4	1,085.4	641.1
Social welfare costs	156.1	80.8	32.5
Other pension costs (a)	12.4	9.0	7.9
Share based payments	(3.9)	16.2	8.6
	1,500.0	1,191.4	690.1

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €12m in 2024 (2023: €9m; 2022: €8m).

Staff costs capitalized into assets (and therefore excluded from the table above) during the fiscal year 2024 amounted to €58m (2023: €36m; 2022: €28m).

Government grants and assistance

During recent years, many European countries in which the Ryanair Group operates made available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and longterm schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to €nil in fiscal year 2024 (2023: €nil; 2022: €82m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600m HMT and Bank of England CCFF in full.

There are no unfulfilled conditions attaching to government assistance at March 31, 2024.

18. Statutory and other information	Year ended
	March 31,
	2024	2023	2022
	€M	€M	€M
Directors’ emoluments:
-Fees	1.1	0.6	0.6
-Share based compensation	3.1	1.9	1.9
-Other emoluments	1.8	0.9	1.0
Total Directors’ emoluments	6.0	3.4	3.5
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	0.9	0.8	0.6
- Audit related assurance services	0.0	0.0	0.0
- Other assurance services	0.2	0.0	0.1
- Tax advisory services (ii)	0.1	0.1	0.0
Total fees	1.2	0.9	0.7
Included within the above total fees, the following fees were payable to other PwC (2022: KPMG) firms outside of Ireland:
- Audit services (i)	0.0	0.0	0.1
- Audit related services	0.0	0.0	0.0
- Tax advisory services (ii)	0.1	0.1	0.0
Total fees	0.1	0.1	0.1
Depreciation of owned property, plant and equipment	994.3	839.2	664.8

(i)	Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In fiscal year 2024 €1,000 (2023: €1,000; 2022: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - Executive Director	Year ended
	March 31,
	2024	2023	2022
	€M	€M	€M
Basic salary	1.20	0.50	0.50
Bonus (performance and target-related)	0.59	0.43	0.48
	1.79	0.93	0.98
Non-cash technical accounting share based compensation charge (i)	2.89	1.78	1.78
	4.68	2.71	2.76

(i)2024 includes a €2.89m (2023: €1.78m; 2022: €1.78m) non-cash, technical accounting charge for 10m unvested share options granted under the Group CEO’s contract in February 2019 (as extended to July 2028 in fiscal year 2023).

During the years ended March 31, 2024, 2023 and 2022 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors	Year ended
	March 31,
	2024	2023	2022
	€'000	€'000	€'000
Fees
Eamonn Brennan	75.0	—	—
Róisín Brennan	100.0	50.0	50.0
Michael Cawley	75.0	50.0	50.0
Emer Daly	75.0	50.0	50.0
Geoff Doherty (i)	88.7	50.0	25.0
Bertrand Grabowski (ii)	37.5	—	—
Elisabeth Köstinger	75.0	—	—
Stan McCarthy	150.0	100.0	100.0
Howard Millar	75.0	50.0	50.0
Dick Milliken (iii)	45.6	50.0	50.0
Roberta Neri (iv)	12.5	—	—
Anne Nolan (v)	75.0	16.7	—
Mike O’Brien	100.0	75.0	75.0
Julie O’Neill (vi)	—	25.0	50.0
Louise Phelan	100.0	50.0	50.0
	1,084.3	566.7	550.0
Emoluments
Share based compensation	200.0	72.5	80.1
Total	1,284.3	639.2	630.1

(i) Appointed Chair of the Audit Committee in September 2023. (ii) Joined in October 2023. (iii) Retired from the Board and as Chair of the Audit Committee in September 2023. (iv) Joined in February 2024. (v) Joined in December 2022. (vi) Retired in September 2022.

In fiscal year 2024 the Company incurred total share-based (non-cash) compensation expense of €3m (2023: €2m; 2022: €2m) in relation to Directors.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2024 was €0.1m (2023: €0.1m; 2022: €0.1m).  Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O’Leary is a member of a defined contribution plan. During the years ended March 31, 2024, 2023 and 2022 the Company did not make contributions to the defined contribution plan for Mr. O’Leary.  No Non-Executive Directors are members of the Company pension plans or received pension contributions in fiscal years ended March 31, 2024, 2023 and 2022.

19.Finance expense and finance income

Finance expense of €83m (2023: €77m; 2022: €91m) primarily relates to interest on debt obligations. Finance income of €145m (2023: €42m; 2022: €nil) primarily relates to deposit interest.

20.Retirement benefits

Defined contribution schemes

At March 31, 2024 the Company operates defined-contribution retirement plans in Ireland and the UK.

The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €12m in fiscal year 2024 (2023: €9m; 2022: €8m).

Defined-benefit schemes

During fiscal year 2016 the Company closed the defined benefit plan for UK employees to future accruals. The net pension asset recognized in the consolidated balance sheet for the scheme at March 31, 2024 was €3m (2023: net pension liability of €4m; 2022: net pension liability of €4m). Costs associated with the scheme during fiscal year 2024 were €nil (2023: €nil; 2022 €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Present value of benefit obligations	(13.3)	(14.9)	(14.9)
Fair value of plan assets	16.4	10.4	10.4
Present value of net obligations	3.1	(4.5)	(4.5)
Related deferred tax (liability)/asset	(0.4)	0.6	0.6
Net pension asset/(liability)	2.7	(3.9)	(3.9)

21.      Earnings/(Loss) per share

	Year ended March 31,
	2024	2023	2022
Basic earnings/(loss) per ordinary share (€)	1.6828	1.1557	(0.2130)
Diluted earnings/(loss) per ordinary share (€)	1.6743	1.1529	(0.2130)
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,139.2	1,136.8	1,130.5
Diluted	1,145.0	1,139.6	1,130.5

Details of share options in issue have been described more fully in Note 14 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options and conditional shares granted under the Company’s share option and LTIP 2019 schemes. For fiscal year 2022, due to the loss-making position, share options are anti-dilutive in accordance with IAS 33 and therefore are not assumed to be converted. For fiscal year 2024, the weighted average number of shares in issue of 1,145m (2023: 1,140m) includes weighted average share options assumed to be converted, and equal to a total of 6m (2023: 3m) shares.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

22.         Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period originally due to commence in fiscal year 2020 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, shortly after the FAA's ungrounding of the Boeing 737-MAX aircraft in the U.S., the Company announced that it had converted its remaining 75 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 210 Boeing 737-8200 aircraft. Following certification of the Boeing 737-8200 by the FAA in late March 2021, and EASA in early April 2021, the Group took delivery of its first Boeing 737-8200 in June 2021 and had 146 of these aircraft in its fleet at March 31, 2024. Deliveries are expected to continue until the end of fiscal year 2025.

In May 2023, the Group agreed to purchase up to 300 Boeing 737-MAX-10 aircraft (150 firm orders and 150 subject to option) from the Boeing Company for delivery between 2027 and 2033. This agreement received shareholder approval at the Company’s AGM in September 2023.

The table below includes the future Purchase Obligations for firm aircraft purchases under the existing 2014 and 2023 Boeing Contracts. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreements with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each Boeing 737-8200 aircraft and U.S.$135m for each Boeing 737-MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0793 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for both the Boeing 737-8200 aircraft and the Boeing 737-MAX-10 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and up to 300 Boeing 737-MAX-10 aircraft under the 2023 Boeing Contract and the delayed commencement of Boeing 737-8200 aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract and 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing Contract or the time horizon of the 2023 Boeing Contract. Under the terms of the 2014 Boeing Contract and 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2024.

	Obligations Due by Period
Purchase Obligations	Total	<1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Purchase contracts with Boeing	11,653	2,162	186	3,889	5,416

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission finding that there was state aid. In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed these “aid” decisions to the EU General Court. In 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed the negative findings to the Court of Justice of the EU but in 2019 Ryanair discontinued these appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport has been discontinued following the European Commission’s withdrawal of its decision in 2023 as a result of a General Court ruling in a related case. In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in 2021 and received a ruling in 2023 where the European Commission’s finding was upheld. In 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision in 2021 to the EU General Court and received a judgment in 2023 upholding the European Commission’s finding.  Ryanair appealed the General Court judgment to the European Court of Justice. In 2022, the European Commission announced findings of state aid to Ryanair in its arrangements with La Rochelle airport, ordering Ryanair to repay a total of approximately €8.4m of alleged aid. Ryanair has appealed this finding of state aid to the General Court. Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing (as is the European Commission’s re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 “aid” decision), and Ryanair currently expects that they will conclude in 2024, with any European Commission decisions appealable to the EU General Court. Ryanair is also facing an allegation in a German court case launched by Lufthansa in 2006 that it has benefited from unlawful state aid in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In mid-2023, the Spanish Ministry of Consumer Affairs launched sanctioning proceedings against Ryanair and several other airlines regarding cabin baggage and other customer policies. The Company filed submissions with the Ministry explaining that its policies are fair, necessary for operational and safety purposes, and fully transparent. In May 2024, the Ministry ordered the discontinuation of these policies and imposed substantial fines on Ryanair and other airlines (a cumulative total of approx. €150 million). These decisions are subject to review by the Minister of Consumer Affairs, which is expected to conclude between June and September 2024, with any final decisions appealable to courts. Ryanair intends to fully defend its position with reference to its rights under Spanish and EU law, as well as positive court rulings in similar matters, but the outcome of these proceedings cannot be guaranteed.

23.         Note to cash flow statement

The following table outlines the changes in the carrying value of net cash/(debt):

	At March 31,
	2024	2023	2022
	€M	€M	€M
Net cash/(debt) at beginning of year	558.8	(1,451.6)	(2,276.5)
Changes from financing cashflows
Increase in cash and cash equivalents in year, including net foreign exchange differences	276.1	930.3	18.3
(Decrease)/increase in financial assets: cash > 3 months	(818.4)	122.1	468.6
(Decrease) in restricted cash	(13.1)	(3.2)	(11.4)
Net cash flow from decrease in debt	1,143.2	1,085.7	583.3
Movement in net funds resulting from cash flows	587.8	2,134.9	1,058.8

Other changes
Translation on U.S. dollar denominated debt	16.2	0.9	(4.2)
Promissory notes	213.5	—	(225.9)
Lease additions	—	(122.1)	—
Interest expense	(3.5)	(3.3)	(3.8)
Movement from other changes	226.2	(124.5)	(233.9)

Net cash/(debt) at end of year	1,372.8	558.8	(1,451.6)
Analyzed as:
Cash and cash equivalents, cash > 3 months and restricted cash	4,119.6	4,675.0	3,625.8
Total borrowings*	(2,746.8)	(4,116.2)	(5,077.4)
Net cash/(debt)	1,372.8	558.8	(1,451.6)

*Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Balance at beginning of year	1,379.9	1,328.2	1,161.6
Changes from financing cashflows
Net proceeds from shares issued	16.4	31.7	46.8
Share premium receivable on shares issued	8.0	20.0	119.8
Movement in net funds resulting from cash flows	24.4	51.7	166.6
Balance at end of year	1,404.3	1,379.9	1,328.2

The following table outlines the changes in liabilities arising from financing activities:

	At March 31,
	2024	2023	2022
	€M	€M	€M
Balance at beginning of year	(4,116.2)	(5,077.4)	(5,426.8)
Proceeds from borrowings	—	—	(1,192.0)
Repayments of borrowings	1,100.5	1,039.4	1,722.3
Lease liabilities paid	42.7	46.3	53.0
Lease additions	—	(122.1)	—
Interest expense	(3.5)	(3.3)	(3.8)
Foreign exchange	16.2	0.9	(4.2)
Promissory notes	213.5	—	(225.9)
Balance at end of year	(2,746.8)	(4,116.2)	(5,077.4)
Less than one year	(89.4)	(1,099.9)	(1,281.4)
More than one year	(2,657.4)	(3,016.3)	(3,796.0)
	(2,746.8)	(4,116.2)	(5,077.4)

24.         Shareholder returns

An interim dividend of approx. €200m (€0.175 per share) was paid in February 2024. The Board is recommending the payment of a final dividend of approx. €200m (€0.178 per share), subject to AGM approval in September 2024.

There were no shareholder returns during the fiscal years ended March 31, 2023 or March 31, 2022.

25.       Post-balance sheet events

In May 2024, the Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs).

26.         Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings within the Ryanair Group.

		Registered	Nature of
Name	% Held in ordinary shares	Office	Business

Buzz (Ryanair Sun S.A.)	100	21 Cybernetyki Street, 02-677 Warsaw, Poland	Airline operator
Lauda Europe Limited	100	191, Level 3, Triq Marina, Pieta' PTA 9041, Malta	Airline operator
Malta Air Limited	100	191, Level 3, Triq Marina, Pieta’ PTA 9041, Malta	Airline operator
Ryanair DAC	100	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator
Ryanair UK Limited	100	Enterprise House, 2nd Floor, London Stansted Airport, England	Airline operator

Pursuant to Sections 314-316 of the Companies Act 2014, a full list of subsidiary undertakings will be annexed to the Company’s Annual Return to be filed with the Companies Registration Office in Ireland.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2024, 2023 and 2022.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, together with all Non-Executive Directors) amounted to €16.5m in the fiscal year ended March 31, 2024 (2023: €11.8m; 2022: €11.3m).

	Year ended
	March 31,
	2024	2023	2022
	€M	€M	€M
Basic salary and bonus	8.7	7.3	6.8
Pension contributions	0.2	0.2	0.2
Non-executive directors’ fees	1.1	0.6	0.6
	10.0	8.1	7.6
Share-based compensation expense (non-cash technical accounting charge)	6.5	3.7	3.7
	16.5	11.8	11.3

27.         Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on June 26, 2024.

APPENDIX A (Unaudited)

GLOSSARY

Ancillary Revenue per booked passenger

Represents the average revenue earned per booked passenger flown from ancillary services.

Available seat miles (ASM)

Represents total seats available during the period multiplied by the average sector length.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Seats available	194.3m	179.9m	117.3m	38.7m	155.7m
Average sector length (miles) – See page 3	780	766	772	776	761
Available seat miles (ASM)	152bn	138bn	91bn	30bn	118bn

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

Fiscal year ended March 31	2024	2023	2022	2021	2020
Cost per Available Seat miles (ASM)	€0.0749	€0.0676	€0.0565	€0.0824	€0.0624
Yield per Revenue Passenger Mile (RPM)	€0.0933	€0.0836	€0.0640	€0.0744	€0.0752
Break Even Load Factor	80%	81%	88%	108%	83%

Cost per Available seat mile (ASM)

Represents total operating costs divided by Available Seat Miles (ASM).

Fiscal year ended March 31	2024	2023	2022	2021	2020
Total operating expenses - See page F-6	€11.38bn	€9.33bn	€5.14bn	€2.48bn	€7.37bn
Available Seat Miles (ASM)	152bn	138bn	91bn	30bn	118bn
Cost per Available Seat Mile	€0.0749	€0.0676	€0.0565	€0.0824	€0.0624

Cost per booked passenger

Represents operating expenses divided by booked passengers flown.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Total operating expenses - See page F-6	€11.38bn	€9.33bn	€5.14bn	€2.48bn	€7.37bn
Revenue Passengers Booked – See page 3	184m	169m	97m	28m	149m
Cost per booked passenger	€61.96	€55.37	€52.97	€89.95	€49.58

Gross Cash

Represents cash and cash equivalents, cash >3 months and restricted cash.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Cash and Cash Equivalents (€'M)	3,875.4	3,599.3	2,669.0	2,650.7	2,566.4
Cash > 3 months (€'M)	237.8	1,056.2	934.1	465.5	1,207.2
Restricted cash (€'M)	6.4	19.5	22.7	34.1	34.4
Gross Cash (€'M)	4,119.6	4,675.0	3,625.8	3,150.3	3,808.0

Net Cash/(Debt)

Refer to Note 23 on page F-61.

Net Margin

Represents profit after taxation as a percentage of total revenues.

Number of Airports Served

Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Operating Costs (pre-exceptional)

Represents total operating costs excluding any exceptional items.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Operating Costs (€'M)		9,332.6	5,140.5
Exceptional Item (€'M)	n/a	(130.5)	130.5	n/a	n/a
Operating Costs (pre-exceptional) (€'M)		€9,202.1	€5,271.0

Operating Margin

Represents operating profit as a percentage of total revenues.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Operating profit/(loss) – See page F-6 (€'M)	2,060.7	1,442.6	(339.6)	(839.4)	1,127.4
Total operating revenues - See page F-6 (€'M)	13,443.8	10,775.2	4,800.9	1,635.8	8,494.8
Operating Margin	15%	13%	(7%)	(51%)	13%

Profit/(loss) after tax (pre-exceptional)

Represents the profit or loss after tax excluding any exceptional items.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Profit/(loss) after tax (€'M)		1,313.8	(240.8)
Exceptional Item (€'M)	n/a	114.2	(114.2)	n/a	n/a
Profit/(loss) after tax (pre-exceptional)		€1,428.0	(355.0)

Revenue Passenger Miles (RPM)

Represents the number of booked passengers multiplied by the average sector length.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Revenue Passengers Booked – See page 3	184m	169m	97m	28m	149m
Average sector length (miles) – See page 3	780	766	772	776	761
Revenue passenger miles (RPM)	144bn	129bn	75bn	22bn	113bn

Revenue Passengers Booked

Represents the number of passengers booked.

Seats available

Represents sectors flown during the period multiplied by the individual capacity of the aircraft.

Fiscal year ended March 31	2024	2023	2022	2021	2020
Sectors flown – See page 3	1,022,455	946,643	620,524	204,828	823,897
Average individual aircraft capacity	190	190	189	189	189
Seats available	194.3m	179.9m	117.3m	38.7m	155.7m

Sectors Flown

Represents the number of passenger flight sectors flown.

Total Borrowings

Refer to Note 23 on page F-61.

Total revenue per booked passenger

Represents the average revenue earned per booked passenger from fares and ancillary services.

Total Shareholder Return

Represents capital appreciation (measured as the difference between the closing share price at the end of each period) and dividends received by the shareholder.

Yield per Revenue Passenger Miles (RPM)

Represents total revenue divided by Revenue Passenger Miles (RPM)

Fiscal year ended March 31	2024	2023	2022	2021	2020
Total operating revenues – See page F-6	€13.44bn	€10.78bn	€4.80bn	€1.64bn	€8.49bn
Revenue passenger miles (RPM)	144bn	129bn	75bn	22bn	113bn
Yield per revenue passenger mile	€0.0933	€0.0836	€0.0640	€0.0744	€0.0752