Form 20-F
period 2025-03-31
RYANAIR HOLDINGS PLC
filed 2025-05-19
CIK 1038683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2025

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

Please see “Item 4. Information on the Company” herein.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two Ordinary Shares	RYAAY	The Nasdaq Stock Market LLC
Ordinary Shares, par value 0.6 euro cent per share	RYAAY	The Nasdaq Stock Market LLC (not for trading but only in connection with the registration of the American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

1,063,868,001 Ordinary Shares

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

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair DAC, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “Ryanair Group” refers to the wholly owned subsidiary airlines of Ryanair Holdings, including Ryanair Sun S.A. (“Buzz”), Lauda Europe Limited (“Lauda”), Malta Air Limited, Ryanair DAC, and Ryanair UK Limited. The term “Fiscal year” or “FY” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “UK” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “UK pound sterling,” “UK £” and “£” are to the currency of the UK and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of twenty member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

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

Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards Accounting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards Accounting Standards as issued by the IASB and also International Financial Reporting Standards Accounting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2025 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.0796, or $1.00 = €0.9263, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2025. See “Item 3. Key Information” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

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

Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair Holdings operates a low-fare, low cost scheduled airline group serving short-haul, point-to-point routes from 93 bases to airports across Europe and North Africa, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of March 31, 2025, the Ryanair Group had a fleet of 587 Boeing 737s, including 176 Boeing 737-8200 “Gamechanger” aircraft. In addition, the Group had 26 leased Airbus A320 aircraft (total short-haul fleet of 613 aircraft). The Group offers over 3,500 short-haul flights per day serving approximately 230 airports across Europe and North Africa. A detailed description of the Company’s business can be found in “Item 4. Information on the Company”.

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with International Financial Reporting Standards Accounting Standards (“IFRS”). The financial information for fiscal year ended March 31, 2025 (“FY25”) has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2025. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2025(a)	2025	2024	2023	2022	2021

	(in millions, except per-Ordinary Share data)
Total operating revenues	$15,058.8	€13,948.5	€13,443.8	€10,775.2	€4,800.9	€1,635.8
Total operating expenses	$(13,376.8)	€(12,390.5)	€(11,383.1)	€(9,332.6)	€(5,140.5)	€(2,475.2)
Operating profit/(loss)	$1,682.0	€1,558.0	€2,060.7	€1,442.6	€(339.6)	€(839.4)
Other income/(expense)	$244.4	€226.4	€67.3	€(0.1)	€(90.2)	€(269.3)
Profit/(loss) before taxation	$1,926.4	€1,784.4	€2,128.0	€1,442.5	€(429.8)	€(1,108.7)
Tax (expense)/credit	$(186.6)	€(172.8)	€(210.9)	€(128.7)	€189.0	€93.6

Profit/(loss) after taxation	$1,739.9	€1,611.6	€1,917.1	€1,313.8	€(240.8)	€(1,015.1)
Ryanair Holdings basic earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$1.5796	€1.4631	€1.6828	€1.1557	€(0.2130)	€(0.9142)
Ryanair Holdings diluted earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$1.5707	€1.4549	€1.6743	€1.1529	€(0.2130)	€(0.9142)

Balance Sheet Data:

	As of March 31,
	2025(a)	2025	2024	2023	2022	2021

	(in millions)
Cash and cash equivalents	$4,170.8	€3,863.3	€3,875.4	€3,599.3	€2,669.0	€2,650.7
Total assets	$18,900.6	€17,507.0	€17,175.6	€16,405.9	€15,149.8	€12,328.0
Current and long-term debt, including lease obligations	$2,896.2	€2,682.7	€2,746.8	€4,116.2	€5,077.4	€5,426.8
Shareholders’ equity	$7,597.0	€7,036.9	€7,614.2	€5,643.0	€5,545.3	€4,646.6
Issued share capital	$6.9	€6.4	€6.9	€6.9	€6.8	€6.7
Weighted Average Number of Ordinary Shares in issue during the year	1,101.5	1,101.5	1,139.2	1,136.8	1,130.5	1,110.4

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2025(a)	2025	2024	2023	2022	2021

	(in millions)
Net cash inflow/(outflow) from operating activities*	$3,687.6	€3,415.7	€3,157.9	€3,891.0	€1,940.5	€(2,448.0)
Net cash (outflow)/inflow from investing activities	$(1,545.4)	€(1,431.5)	€(1,560.4)	€(1,901.2)	€(1,414.4)	€937.0
Net cash (outflow)/inflow from financing activities*	$(2,156.0)	€(1,997.0)	€(1,326.3)	€(1,054.0)	€(536.5)	€1,622.5
Increase/(decrease) in cash and cash equivalents	$(13.8)	€(12.8)	€271.2	€935.8	€(10.4)	€111.5

*Amounts are inclusive of net foreign currency differences

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2025 of €1.00 = $1.0796 or $1.00 = €0.9263.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
Operating Data:	2025	2024	2023	2022	2021
Operating Margin	11%	15%	13%	(7)%	(51)%
Break-even Load Factor	84%	80%	81%	88%	108%
Average Booked Passenger Fare (€)	46.10	49.78	41.12	27.33	37.65
Ancillary Rev. per Booked Passenger (€)	23.57	23.40	22.81	22.13	21.80
Total Rev. per Booked Passenger (€)	69.67	73.18	63.93	49.47	59.45
Cost Per Booked Passenger (€)	61.88	61.96	55.37	52.97	89.95
Average Fuel Cost per U.S. Gallon (€)	3.02	3.23	2.46	1.92	1.74

	Fiscal Year ended March 31,
Other Data:	2025	2024	2023	2022	2021
Revenue Passengers Booked (millions)	200	184	169	97	28
Booked Passenger Load Factor	94%	94%	93%	82%	71%
Average Sector Length (miles)	783	780	766	772	776
Sectors Flown ('000)	1,109.3	1,022.4	946.6	620.5	204.8
Number of Airports Served at Period End	228	235	222	223	225
Average Daily Flight Hour Utilization (hours)	9.57	9.38	9.40	6.88	2.37
Team Members at Period End	25,952	27,076	22,261	19,116	15,016
Team Members per Aircraft at Period End	42	46	41	38	33

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

Changes in fuel costs and availability affect the Company’s results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia’s invasion of Ukraine in February 2022 and remain volatile in light of the conflict in the Middle East and uncertainty surrounding global import tariffs. As international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in Central Eastern Europe, the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair enters into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward swap contracts, typically covering periods of up to 12-18 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate, especially in light of volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair’s financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

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

Additionally, declines in the price of oil and/or capacity declines may expose Ryanair to some risk of hedging losses and hedge ineffectiveness that could lead to negative effects on Ryanair’s financial condition and/or results of operations.

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

Imposition of tariffs by the United States and/or other countries, escalating global trade tensions and an increase in trade protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition. The current U.S. administration has voiced strong concerns about imports from countries that it perceives as engaging in unfair trade practices creating “asymmetries in trade relationships” between the U.S. and a number of its trading partners. On April 2, 2025, the U.S. administration announced the imposition of “reciprocal tariffs” of either 10%, or a heightened country-specific rate, with the increased rates replacing the 10% rate. On April 9, 2025, the U.S. administration announced a 90-day pause on the higher reciprocal tariff for all affected countries, except for China which is subject to an even higher rate. However, the baseline tariff of 10% remains in place. Some affected countries have already announced retaliatory measures on U.S. imports and others may follow. The scope and nature of further retaliation remains uncertain.

Ryanair sources its aircraft and many aircraft parts from the U.S., and the imposition of new tariffs, an increase in existing tariffs, retaliatory tariffs or any other escalation of the trade war involving the EU and/or the US may lead to higher costs that Ryanair may have to absorb, negatively affect Ryanair’s supply chains and adversely affect its business and results of operations. As a result, Ryanair may have to postpone or cancel delivery of certain orders, including aircraft or parts, and may choose not to make more of such orders in the future.

Additionally, the effects of these tariffs cannot be predicted with certainty but many economists and other market experts have indicated an increased likelihood of global recession as a result of the potential disruption to international trade. Ryanair is unable to predict the evolution or outcome of these developments or to quantify the impact that tariffs would have on its business or financial condition, but trade wars or other governmental actions, including retaliatory measures related to tariffs or international trade agreements, could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, UK, U.S. or world economy or certain sectors thereof and, in turn, Ryanair’s business and financial results.

Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. As almost all of Ryanair’s reservations are made through its website and mobile app, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Third-party service organizations are used for both the reservation and flight planning processes. These third-party service organizations are also subject to cyber security risks. Ryanair secures its website and follows the recommendations set out in the U.S. National Institute of Standards and Technology’s Cyber Security Framework. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair’s systems may be vulnerable to theft, loss, damage, and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. Ryanair may not have the resources or technical sophistication to anticipate or prevent these rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information. Moreover, the war in Ukraine has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors and/or supply chain providers located around the region of conflict. While Ryanair has experienced and expects to continue to experience these types of threats and incidents, the Group has not detected any material cyber security events during FY25.

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

Ryanair has a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company’s financial condition. Ryanair carries, and may continue to carry, a substantial amount of debt. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the risks described in this report may limit the Company’s ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and may continue to seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair’s ability to successfully access capital.

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. The Company intends to continue grounding aircraft in FY26. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high-cost airports at low winter yields, there can be no assurance that this strategy will be successful.

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

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 613 aircraft in its operating fleet at March 31, 2025 and expects to receive an additional 34 Boeing 737-8200 aircraft before the end of FY26, pursuant to a contract with the Boeing Company (“Boeing,” and such contract inclusive of subsequent amendments, the “2014 Boeing Contract”).

In May 2023, Ryanair announced that it had entered into a purchase agreement with Boeing (the “2023 Boeing Contract”) to purchase up to 300 Boeing 737 MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) for delivery between 2027 to 2033 (inclusive). This agreement was approved by Company’s shareholders at its AGM on September 14, 2023.

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 and Boeing 737 MAX-10 aircraft, allowing for expected disposals of older aircraft, including lease returns over the period and Boeing’s ability to fulfil both the 2014 and 2023 Boeing Contracts. For additional information on the Company’s aircraft fleet and expansion plans, see “—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations and financial condition.

As a result of the 2014 Boeing Contract and the 2023 Boeing Contract, and other general corporate purposes, Ryanair has raised and may continue to raise substantial debt financing. Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets. Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, could have a material adverse effect on its results of operations and financial condition.

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

Prolonged delays in the Federal Aviation Administration (“FAA”) and/or the European Union Aviation Safety Agency (“EASA”) issuing required certifications or approvals for the Boeing 737 MAX-10 aircraft could materially and adversely affect Ryanair’s business plans, strategy and results of operations. Pursuant to a contract with the Boeing Company, Ryanair has ordered up to 300 new Boeing 737 MAX-10 aircraft (150 firm and 150 options) for delivery between 2027 to 2033 (the “2023 Boeing Contract”). See “Item 10. Additional information – Material Contracts”.

Ryanair expects the phased deliveries of the aircraft between 2027 and 2033 will enable Ryanair to create approximately 10,000 new high-paid jobs for pilots, cabin crew and engineers, to facilitate disciplined traffic growth and support related revenue growth, and to replace a significant portion of Ryanair’s older Boeing aircraft, supporting Ryanair’s environmental and sustainability goals.

The delivery of the new aircraft under the 2023 Boeing contract is subject to the FAA and EASA issuing the required certifications and approvals to Boeing. Prolonged delays in the FAA and/or EASA issuing the required certifications or approvals for the Boeing 737 MAX-10, or further regulatory actions by the FAA and/or EASA with respect to the Boeing 737 MAX-10 aircraft could also materially and adversely affect Ryanair’s business plans, strategy and results of operations, and there can be no assurance that Ryanair will be able to procure and operate other types of aircraft from Boeing or another manufacturer, seller or lessor.

Residual value of the fleet. At March 31, 2025 Ryanair operated 613 aircraft (27 of which are leased), has a purchase contract in place in respect of an additional 34 Boeing 737-8200 “Gamechanger” aircraft pursuant to the 2014 Boeing Contract, and a purchase order in respect of up to 300 Boeing 737 MAX-10 aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) for delivery between 2027 to 2033 (inclusive). Over the course of the 2023 Boeing Contract order, Ryanair plans to dispose and handback approximately 150 aircraft as part of its ongoing fleet management strategy. Although under the terms of the 2023 Boeing Contract, Ryanair shall purchase the new aircraft at substantial discounts to the basic price for Boeing 737 MAX-10 aircraft, there can be no certainty that there will be demand for the new aircraft capacity or that Ryanair will be able to sell aircraft profitably at the time of disposal. Failure by Ryanair to dispose of an appropriate number of aircraft could have an adverse effect on Ryanair’s financial condition.

The Company’s growth may expose it to risks. Ryanair’s operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights. Following shareholder approval of the 2023 Boeing Contract at the Company’s AGM in September 2023, Ryanair increased its passenger targets to approximately 300m passengers per annum by FY34. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair’s revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

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

Ryanair and its union partners have negotiated multiple CLAs since 2017. Initial agreements were reached in 2018-2019 following the decision to recognize trade unions for collective bargaining. During the Covid-19 pandemic, the Company negotiated emergency job protection agreements with unions for temporary pay cuts to avoid job losses. Pay under these emergency agreements was originally due to be restored from 2022 to 2025, however Ryanair concluded agreements with the majority of unions in 2022 which accelerated pay restoration with pay fully restored by December 2022. Since then, the Company has reached long term agreements (typically lasting 3 to 5 years) with pilots and cabin crew in all major markets that sets pay scales and protects the Company’s high people productivity model. No agreements expired in FY25, however whilst these agreements set pay and conditions for the coming years, high inflation in the general economy, a global recession and a shift in market conditions could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

Ryanair intends to retain its low-fare, high people productivity model; however, there may be periods of labor unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

Ryanair’s transition from Irish to local contracts of employment in a number of EU countries has impacted costs, productivity and complexity of the business. Any subsequent decision to switch to lower cost locations could result in redundancies and a consequent deterioration in labor relations.

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

The Company is subject to legal proceedings alleging State aid at certain airports. Formal investigations by the European Commission are ongoing into Ryanair’s agreements with Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, and Ryanair’s arrangements with Cagliari airport (even though the Commission in March 2023 withdrew its 2016 finding that Ryanair had received aid through those arrangements). The investigations seek to determine whether the agreements constitute illegal State aid under EU law. The investigations are currently expected to be completed in 2025, with the European Commission’s decisions being appealable to the EU General Court. Investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck, Riga and Paris (Beauvais) airports, and into certain of Ryanair’s agreements prior to 2009 with Frankfurt (Hahn), have concluded with findings that these agreements contained no State aid. In parallel, the European Commission has announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt, Montpellier, La Rochelle airports, and certain arrangements with Frankfurt (Hahn) airport spanning 2003-2018, ordering Ryanair to repay a total of approximately €55m of alleged State aid.  Ryanair has appealed these “aid” decisions to the EU General Court, which ruled in favor of Ryanair in the Zweibrücken airport case. In 2023, the European Commission withdrew its finding of State aid (approximately €12m) concerning Ryanair’s arrangements with Cagliari airport, following a General Court ruling in a related case, and is currently reviewing the case afresh in light of the guidance received from the Court, with a decision expected in 2025. The EU General Court ruled in favor of the European Commission in the cases of Pau, Nimes, Angouleme, Altenburg, Montpellier and Klagenfurt. The Klagenfurt judgment was subject to an appeal by Ryanair to the Court of Justice of the EU, which ruled against Ryanair in 2023. In 2024, Ryanair withdrew its appeal to the Court of Justice in the Montpellier case. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful State aid in a German court case launched by Lufthansa in 2006 in relation to Ryanair’s arrangements with Frankfurt (Hahn). Adverse rulings in the above State aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company faces risks related to unauthorized use of information from the Company’s website. Screen scraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screen scraping also on the basis of certain legal principles, such as contractual and database rights and copyright protection. In turn, Ryanair has been accused by certain operators of screen scraping websites that its objection to the unauthorized selling by online travel agents (“OTAs”) to consumers of Ryanair flight tickets is an attempt to restrict competition. Ryanair is currently involved in legal proceedings against the proprietors of screen scraper websites in Germany, Ireland and the U.S. Ryanair’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screen scraper websites to provide Ryanair with the passengers’ genuine contact and payment method details.

In November 2023, the Irish High Court found that Flightbox, a screen scraper, was bound by the Terms of Use of the Ryanair website and as such, the court granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website by using bot technology to unlawfully scrape the Ryanair website for OTAs. Following that decision, Ryanair was approached by a number of OTAs who wanted to enter into agreements that respected Ryanair’s exclusive online distribution model. Ryanair entered into the first Direct Distribution Agreement (“DDA”) with Love Holidays in January 2024 and subsequently into DDAs with several other OTAs. The DDAs fully protect Ryanair’s exclusive online distribution model. Under the DDAs Ryanair grants the OTA partner a license to use its flight and price data for display purposes only on the OTA website. The passenger can select accurately priced Ryanair flights and ancillary products, and is brought to the Ryanair.com website to confirm the purchase of Ryanair flights and ancillary services. The agreements strictly prohibit any hidden mark-ups being applied to Ryanair flights and/or ancillary products so as not to mislead consumers and ensures that Ryanair obtains the passenger’s real contact details, allows the passenger to manage their own booking directly with Ryanair, and in the event of cancellation or disruption that the passenger receives a prompt refund.

In January 2024, the Milan Court of Appeal conclusively rejected claims of the OTAs Lastminute and Viaggiare that Ryanair’s exclusive online distribution model constitutes an abuse of a dominant position and confirmed that Ryanair’s exclusive online distribution model was justified and pro-consumer.

In July 2024, a jury in the Delaware District Court found that Booking.com had violated the U.S. Computer Fraud and Abuse Act (“CFAA”) by accessing Ryanair’s “protected computer” without authorization and with intent to defraud causing Ryanair loss in excess of $5,000 (the minimum technical damages required for invoking the CFAA).  Booking.com challenged the decision and in January 2025 obtained a ruling from the trial judge that the jury was incorrect to find that Ryanair suffered loss in excess of $5,000. Ryanair appealed this ruling to the U.S. Circuit Court in February 2025.

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

The Company is subject to increasingly strict sanctions for non-compliance with consumer protection laws. Despite the Company’s efforts to ensure full compliance with applicable consumer protection laws, there is a risk that government bodies or other entities might claim non-compliance with these laws by Ryanair. Should any non-compliance be established, the Company could face substantial repercussions, including compliance orders, fines and damages, as well as negative publicity. Such events could significantly impact Ryanair's business operations, financial condition, and operational results. See also: “Item 4. Information on the Company—Government Regulation—Consumer Protection.”

The Company faces risks related to allegations of non-compliance with competition law. Ryanair is subject to laws and regulations relating to anti-competitive practices in the European Union, individual members states and other countries in which it operates. In December 2022, the Italian Competition Authority (“AGCM”) formulated an allegation of price collusion against Ryanair and several other airlines on routes between mainland Italy and Sicily during the Christmas travel peak. There was no merit behind this allegation and Ryanair believes that the AGCM was motivated by political pressure rather than any credible indication of existence of a cartel. Consequently, the AGCM dropped its investigation in November 2023. Also in November 2023, the AGCM launched a sector inquiry on pricing algorithms for air passengers on routes to and from Sicily and Sardinia. The AGCM issued a draft report for consultation in December 2024, which finds no specific issues on these routes related to the use of algorithms. This inquiry is pending and due to conclude by the end of 2025. The AGCM has the power to impose behavioral or structural measures on companies to eliminate distortions of competition or to recommend legislative/regulatory changes to improve the functioning of the markets. In September 2023, the AGCM opened an investigation into a potential abuse of a dominant position by Ryanair in its dealings with OTAs and bricks & mortar travel agents. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on the Company. The AGCM closed these interim proceedings in late May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation. Ryanair believes there is no merit in this investigation and is fully defending its position with reference to, amongst others, case law supporting its current distribution model, including January 2024 rulings of the Court of Appeal of Milan in cases brought by OTAs Lastminute and Viaggiare, which found that Ryanair’s direct distribution model benefited consumers and did not entail an abuse of a dominant position. However, it cannot be guaranteed that the AGCM will reach the same conclusions as the Milan Court of Appeal and the Company may therefore face a finding of an abuse of a dominant position and potentially a fine, which it would appeal in court. This AGCM investigation is currently scheduled to conclude by the end of 2025. As the Company has grown to become the largest airline in Europe by passenger traffic and number of daily flights, these recent investigations may turn out to be the beginning of a trend of competition authorities or other parties (such as suppliers) seeking to build cases based on allegations of breaches of EU and national laws prohibiting cartels and abuses of dominance. Competition authorities have extensive powers to impose structural or behavioral measures as well as fines of up to 10% of global annual turnover. The Company intends to fully defend any such claims. However, no assurance can be given as to the outcome of any such proceedings.

Corporation tax rates are expected to rise. The Company is principally subject to corporation tax on profits across a number of European jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the UK). In December 2022, the Council of the European Union reached unanimous agreement to adopt the EU Commission’s directive relating to the Organization for Economic Co-operation and Development’s (“OECD”) inclusive framework on Base Erosion and Profit Shifting (“BEPS”) Global Anti-Base Erosion Model Rules (referred to as “GloBE” or “Pillar Two”). The directive requires EU member states to enact a minimum global corporate tax rate of 15% for multinational groups. On foot of this directive, Ireland has enacted tax laws that will, as a backstop, apply a ‘top-up tax’ to the Company to ensure that the Group as a whole, meets the minimum global corporation tax rate standard outlined in the Pillar Two rules. These laws are subject to the continuing development of administrative guidelines by the OECD and contain various transitional reliefs and are expected to increase the overall effective tax rate of the Company over coming years.

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

National authorities responsible for the enforcement of EU Regulation (EC) No. 261/2004 (the “Regulation”) and the European Commission’s Consumer Protection Cooperation Network generally recognized Ryanair’s efforts and accepted that the seven days’ deadline provided for by the Regulation to process refunds was to be interpreted in a reasonable manner in light of the circumstances of the Covid-19 pandemic. While some consumer protection enforcement authorities or courts may ultimately find Ryanair’s decision to encourage passengers to accept travel vouchers in lieu of a cash refund to amount to a breach of the Regulation and/or an unfair commercial practice, the

Company does not consider that such findings would have a material adverse effect on the results of operations or financial condition of Ryanair.

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

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 22% of revenue in fiscal year 2025 came from operations in the UK, although this was offset somewhat by approximately 15% of Ryanair’s non-fuel costs in fiscal year 2025 which were related to operations in the UK.

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

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among UK businesses and investors, mainly due to the resulting legal and regulatory uncertainty, including potentially divergent treaties, laws and regulations applicable to the provision of air transportation services. In particular, to March 31, 2025, the pound sterling had lost approximately 13% and 8% of its value against the U.S. Dollar and the euro respectively since the Brexit referendum in 2016. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the UK, which may be further impacted by the long-term negative economic effects of the Covid-19 pandemic, Russia’s invasion of Ukraine, increased interest rates and inflation. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound sterling and/or recession in the UK would materially impact its financial condition and results of operations. For additional information, please see “–Currency fluctuations affect the Company’s results”.

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. Generally, fluctuations in foreign currencies, including devaluations, cannot be predicted and can significantly affect the value of the Group’s assets located (or revenues generated) outside of the Eurozone.

Ryanair Group airlines predominantly operate to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient. The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on Ryanair’s balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair’s balance sheet, the Company has a number of cross-currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro, primarily against UK pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar, could have a material adverse impact on the operating results of the Company.

Recession, inflation, austerity, changes in monetary policy and uncertainty in connection with the euro could also impede Ryanair’s growth.

Risks Related to the Airline Industry

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair’s results of operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the longer-term impact of Covid-19 (or any future pandemics), the uncertainty relating to the Eurozone and the UK following Brexit, geopolitical tensions, economic instability as a consequence of the conflicts in Ukraine and Israel/Hamas, high unemployment rates, high interest rates, constrained credit markets, global import tariffs and continuing inflationary pressures could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary and/or inflationary environment, combined with austerity measures by European governments, restricted or less accommodative monetary policies, uncertainties resulting from Brexit and uncertainties, sanctions, trade and travel restrictions and fuel and gas shortages resulting from the conflicts in Ukraine and Israel/Hamas, has negatively impacted and will likely continue to negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results. See “—Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition” below.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair’s ability to grow and could have a material adverse impact on operations. Travel taxes, ranging from municipal taxes in Italy of €6.50 to air passenger taxes in the Netherlands of €29.05, are levied as a flat amount per departing passenger in a number of Ryanair markets and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets, transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high-cost airlines who operate connecting flight networks. For example, in 2022, Belgium introduced a tax on departing passengers with an exemption for transfer passengers.

The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the impact of the Covid-19 pandemic within the industry. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair’s financial results.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point-to-point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law de facto means that only 3 routes to Paris Orly airport are affected. The European Commission approved this law in December 2022.

While the Company believes that any such restriction of airlines’ commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company’s ability to attract the most price sensitive consumers.

In July 2021, the European Commission announced details of the proposed “Fit for 55” legislation. These proposals include the introduction of a jet fuel tax on intra-EU flights through the Energy Taxation Directive. This tax would potentially be fully phased in over a 10-year period to 2033. The proposal remains under discussion within the Council of the European Union. The introduction of this tax on intra-EU flights could have a material adverse effect on Ryanair’s financial results.

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

In particular, the EU Emissions Trading System (“ETS”), is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the current legislation, airlines are granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Under the “Fit for 55” legislation, the EU ETS allowances will be phased out over the period from 2024 to 2026. Any shortage of allowances has to be purchased in the open market and/or at government auctions. ETS compliance is one of the most material environmental compliance costs for the Group (see page F-24 for details). There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company’s business, operating results, and financial condition.

Additionally, the European Commission “ReFuel EU” regulation, and similar UK legislation provides for a Sustainable Aviation Fuel (“SAF”) blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 6% by 2030 in the EU and 10% by 2030 in the UK. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair’s financial results.

Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on Ryanair’s business, results of operation and financial condition. The war between Russia and Ukraine and the ongoing conflict between Israel and Hamas have heightened geopolitical tensions. The EU, the UK, the U.S., and other countries have introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, as well as general restrictions on economic relations, trade and financial transactions relating to Russia and Belarus. In response, Russia has imposed countermeasures against “unfriendly” states and individuals and entities of such states. Such sanctions and countermeasures have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including for aircraft components. Geopolitical events, including the escalation or expansion of hostilities in Ukraine or the Middle East, may lead to further trade restrictions and instability across Europe and worldwide.

These geopolitical tensions and uncertainties have resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to the availability and cost of certain raw materials, including jet fuel. The ongoing conflicts and sanctions could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, UK, U.S. or world economy or certain sectors thereof and, in turn, Ryanair’s business and financial results.

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

Ryanair recognizes the potential for changes in regulatory frameworks that govern our operations. In particular, the Company cannot guarantee that EU Regulation No. 261/2004 or UK261 will not be amended to impose more stringent requirements, which could potentially impact Ryanair's operations and financial performance.

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

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 42% of total operating expenses in FY25 and approximately 45% in FY24, management anticipates that these percentages may vary significantly in future years. See “—Changes in fuel costs and availability affect the Company’s results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company faces significant price and other pressures in a highly competitive environment” above.

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

State Aid to the Company’s competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments chose to support their flag carrier airlines with State Aid through recapitalizations, loans, loan guarantees and other measures. As at March 31, 2025, the European Commission has authorized approximately €40bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law and has challenged several of the European Commission’s aid approvals in the General Court. In the early stages of the pandemic, the General Court overturned the European Commission’s approvals in three cases (KLM, Condor and TAP); however, the European Commission promptly re-approved the same or similar quantum of aid to each of these airlines. Subsequently, the General Court upheld the European Commission’s approvals in several other cases, some of which Ryanair appealed to the European Court of Justice. First judgments from the Court of Justice of the EU were received in September 2023, where the court upheld the European Commission’s approvals. In May 2023, the General Court allowed Ryanair’s appeals of State aid through recapitalization to Lufthansa (from Germany) and SAS (from Sweden and Denmark), and an Italian State aid scheme limited to Italian licensed airlines. In December 2023 the General Court allowed Ryanair’s appeals of State aid through recapitalization to Air France (from France), and in February 2024 Ryanair’s appeal of State aid to KLM (from the Netherlands). The European Commission is required to take new decisions in each of these cases and may re-approve the aid, as it has done in the case of Air France and (for the third time) in the case of KLM. The European Commission, relevant EU Member State, or relevant airline may also appeal the General Court judgments to the Court of Justice of the EU (the Lufthansa General Court judgment of May 2023 and the Air France judgments of December 2023 are under such appeals which are likely to conclude in 2025 – 2026, while Neos’ appeal of the Italian State aid scheme limited to Italian licensed airlines was successful in January 2025 with the Court of Justice referring the case back to the General Court for a fresh review). Ryanair’s competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company’s business and operations.

Risks Related to Ownership of the Company’s Ordinary Shares or ADSs

EU rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings’ articles of association (the “Articles”) to take action to ensure that the number of Ordinary Shares (including Ordinary Shares in the form of ADSs) held in Ryanair Holdings by non-EU nationals (“Affected

Shares”) does not reach a level that could jeopardize the Company’s entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The Directors, from time to time, set a “Permitted Maximum” on the number of the Company’s Ordinary Shares and ADSs that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. This maximum level refers to Affected Shares (i.e., Ordinary Shares and ADSs held by or on behalf of non-EU nationals) that are not subject to any restrictions under Article 41 of the Articles. Following the Company’s decision to treat as “Restricted Shares” (within the meaning of the Articles) and disapply voting rights in respect of all Affected Shares from January 1, 2021, the Permitted Maximum is not currently a relevant constraint.

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, or speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within 21 days (or such longer period as the Directors may consider reasonable). The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, which remained in effect until March 7, 2025. There can be no assurance that such restrictions will not be reintroduced. Additionally, these foreign ownership restrictions could result in Ryanair’s exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADSs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADSs as part of its general authority to repurchase issued share capital in the Company.

As a result of Brexit, with effect from January 1, 2021, UK nationals ceased to qualify as EU nationals. Consequently, as of that date and until March 7, 2025, the 2002 ban on the purchase of Ordinary Shares by non-EU nationals applied to UK nationals. In addition, in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including UK nationals) are, as of January 1, 2021, treated as “Restricted Shares”. Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares shall not be entitled to attend, speak at or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles.  UK nationals were not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008.

On September 2, 2024 the Company’s Board announced that it would review the ban on the purchase of Ordinary Shares by non-EU nationals and the voting restrictions on non-EU national holders of Ordinary Shares and ADSs with a view to potentially varying the Company’s approach in a manner that continues to ensure compliance with EU Regulation 1008/2008. The Company engaged with shareholders and regulators as part of this review. The Company announced on March 7, 2025 that the review had been completed and that the Board had resolved that it is in the best interest of the Company and shareholders as a whole to: 1) discontinue the purchase restrictions with immediate effect; 2) continue to apply the voting restrictions in respect of all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including UK nationals); 3) update the market as appropriate on the proportion of the Company’s issued share capital held by EU nationals; and 4) if required, reintroduce the purchase restrictions at an appropriate time to ensure that the proportion of the Company’s issued share capital held by EU nationals is at least 20%. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for a detailed discussion of restrictions on share ownership.

Holders of Ordinary Shares are currently unable to convert those shares into American Depositary Shares (ADSs). Holders of Ordinary Shares can sell their shares and purchase existing ADSs (which are evidenced by American Depositary Receipts (ADRs)). However, since June 2001 Ryanair has not allowed deposit of Ordinary Shares with the depositary (BNY) for the issuance of new ADSs so as to ensure that its ADS program does not grow to a level that could jeopardize EU airline licenses held by the Company’s subsidiaries (the Ryanair Holdings ADS program currently accounts for over 40% of the Company’s issued share capital and is the largest amongst EU airlines). Following the Company’s decision on March 7, 2025 to lift purchase restrictions on non-EU nationals in respect of Ordinary Shares, both EU and non-EU nationals who wish to withdraw the Ordinary Shares underlying their ADSs can do so by surrendering their ADSs to the depositary and withdrawing the Ordinary Shares represented thereby. Once withdrawn, holders will not be able to deposit their Ordinary Shares with the depositary for the issuance of new ADSs. There can be no assurance that the Company will ever allow the deposit of Ordinary Shares with the depositary for the issuance of new ADSs. See also “—EU rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals”.

The Company’s results of operations may fluctuate significantly. The Company’s results of operations have varied significantly from quarter to quarter, and the Company expects these variations to continue. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations.” Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions, the seasonal nature of air travel, and trends in airlines’ costs, especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

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

Increased costs for possible future ADR and share repurchases. As the Group’s Ordinary Shares have historically traded at a discount to the Group’s ADRs (listed on the NASDAQ Stock Market (“NASDAQ”)), the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since FY08 the Company has repurchased shares as follows:

Fiscal year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	467.2	4,825.7
2022	—	—
2023	—	—
2024	—	—
2025	77.5	1,481.7
Period through April 7, 2025 (completion)	1.0	18.3
Total	545.7	6,325.7

The Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) in May 2024, which was subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024 and was subsequently completed in April 2025. See “Item 8. Financial Information—Other Financial Information—Share Buyback Program”.

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

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Designated Activity Company (“DAC”). The latter operates a low-fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In FY19, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), acquired Lauda (a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair UK (with a UK AOC). In FY20, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair UK are wholly owned airlines within the Ryanair Group. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the Company.  As of March 31, 2025, the Group had a principal fleet of 587 Boeing 737 aircraft and 26 Airbus A320 aircraft (total short-haul fleet of 613 aircraft). As of May 16, 2025, the Group offered over 3,500 short-haul flights per day serving approximately 230 airports across Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit after taxation of €1.61bn in FY25, as compared with a profit of €1.92bn in FY24. The movement was primarily attributable to strong traffic growth at lower average fares, offset by good cost control. Ryanair generated an average booked passenger load factor of approximately 94% in FY25 (FY24: 94%) and total revenue increased by 4% to €13.95bn, up from €13.44bn in FY24.

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. FY25 total revenue rose 4% to €13.95bn. Scheduled revenue increased 1% to €9.23bn as traffic grew 9% to over 200m while average fares decreased 7% due to the absence of a full Easter in Q1, consumer spending pressure (driven by higher-for-longer interest rates and inflation in H1) and a drop off in OTA bookings prior to summer 2024 necessitated repeated price stimulation. Ancillary revenue increased 10% to €4.72bn. Operating costs increased 9% (flat on a per passenger basis) to €12.39bn, as fuel hedge savings offset higher staff and other costs due (in part) to repeated Boeing delivery delays.

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

Customer Service. Ryanair’s strategy is to deliver industry leading customer service, including best in class on-time performance and reliability (completing over 99% of its scheduled operations). Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. During FY25, excluding ATC disruptions, approximately 87% of the Group’s flights arrived at their destination on time. The Group has an ongoing commitment to improving customer satisfaction (“CSAT”) across the customer journey and this is measured by regular post-flight CSAT surveys and online “mystery passenger” checks. The Group’s FY25 CSAT score was a record 86% (FY24: 85%), despite the widespread disruption caused by record ATC delays and cancellations, especially during peak summer months, due to ATC staff shortages, poor rostering and equipment failures.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short-haul routes. In FY25, Ryanair flew an average route length of approximately 780 miles and an average flight duration of approximately 2.2 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like free in-flight meals and movies, typically expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group’s operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline group: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly Boeing 737s. The operation of primarily a single aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are favorable to Ryanair. The strength of Ryanair’s balance sheet and cash flows also enables the Group to lease aircraft at competitive rates (such as the 26 A320s leased by Lauda). See “—Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB+ (stable) credit rating from both S&P and Fitch Ratings (see “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” above) and can raise inexpensive unsecured debt in the capital markets. The Company also finances aircraft from its strong cash flows.

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

(iii) Customer Service Costs. Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services (including the growing use of self-service kiosks) that management believes can be more cost-efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the Always Getting Better (“AGB”) customer experience program launched in 2013, the Company has broadened its distribution base by making Ryanair’s fares available to bricks & mortar travel agents and corporate travel booking tools via GDSs Travelport (trading as Galileo and Worldspan), Amadeus and Sabre, as well as Concur and Kyte. Direct sales via the Ryanair website and mobile app (including through referrals from authorized OTAs under ‘direct distribution agreements’ – see: The Company faces risks related to unauthorized use of information from the Company’s website) continues to be the main generator of scheduled passenger revenues.

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports. Since the launch of AGB (in 2013), the Company has accessed more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger’s journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. See “Item 3. Key information—Risks related to the Company—The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities.”

Taking advantage of digital platforms. Ryanair’s reservation system operates under a multi-year hosting agreement with Navitaire. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional discretionary products on day of travel (e.g. checked bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website and mobile app with the key features being personalization, a “MyRyanair” account, easier booking flow and more content. These features make Ryanair’s website faster, intuitive and fully responsive for mobile devices. The “MyRyanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “MyRyanair” is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety. Safety is the primary priority of Ryanair. This commitment includes the hiring and training of Ryanair’s pilots, cabin crew, and maintenance personnel and maintenance of its aircraft in accordance with regulatory requirements and the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 40-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 and UK CAA approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes various optional products, including travel insurance, airport fast track, parking and airport transfers, and accommodation services through its website and mobile app. Ryanair also offers car hire services via a contract with RentalCars. Ancillary revenues accounted for approximately 34% of Ryanair’s total operating revenues in FY25 and approximately 32% in FY24. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—FY25 Compared with FY24—Ancillary Revenues” for additional information.

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

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of May 16, 2025, the Company offered over 3,500 daily scheduled short-haul flights serving approximately 230 airports largely throughout Europe, the Middle East and North Africa. The following table lists Ryanair’s 93 operating bases:

Operating Bases

Agadir	Frankfurt (Hahn)	Paris (Beauvais)
Alicante	Gdansk	Pescara
Athens	Girona	Pisa
Baden-Baden	Gothenburg	Porto
Barcelona (El Prat)	Ibiza	Poznan
Bari	Katowice	Prague
Belfast International	Kaunas	Prestwick
Berlin (Brandenburg)	Krakow	Reggio
Birmingham	Lamezia	Riga
Bologna	Lanzarote	Rome (Ciampino)
Bournemouth	Leeds Bradford	Rome (Fiumicino)
Bratislava	Lisbon	Santiago
Brindisi	Liverpool	Seville
Bristol	London (Luton)	Shannon
Brussels (Charleroi)	London (Stansted)	Sofia
Bucharest	Madeira	Stockholm (Arlanda)
Budapest	Madrid	Tangier
Cagliari	Malaga	Tenerife South
Catania	Malta	Thessaloniki
Chania	Manchester	Toulouse
Cologne	Marrakesh	Trieste
Copenhagen	Marseille	Turin
Corfu	Memmingen	Valencia
Cork	Milan (Bergamo)	Venice (Marco Polo)
Dublin	Milan (Malpensa)	Venice (Treviso)
Dubrovnik	Naples	Vienna
Dusseldorf (Weeze)	Newcastle	Vilnius
East Midlands	Nuremberg	Warsaw (Modlin)
Edinburgh	Palermo	Wroclaw
Faro	Palma de Mallorca	Zadar
Fez	Paphos	Zagreb

See Note 16, “Analysis of operating revenues and segmental analysis” to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company’s revenue.

Ryanair’s objective is to schedule a sufficient number of flights per day on each of Ryanair’s routes to satisfy demand for Ryanair’s low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:00 a.m. and 12:00 a.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes. In recent years, Ryanair has focused on high frequency and business friendly timings between Europe’s main business centers.

During FY25, the Ryanair Group opened 4 new bases and almost 250 new routes across its network. See “Item 3. Key information—Risk factors— Risks related to the Company—Ryanair’s new routes and expanded operations may have an adverse financial impact on its results.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great care. Ryanair primarily does so through online advertising, social media, and its own digital platforms, complemented by radio sponsorships and some TV advertising.

In addition, Ryanair uses creative content to drive awareness of communication campaigns (such as the need for ATC reform), ancillary services and policy information through email marketing, social media and the Ryanair app. Social media alone gives Ryanair free access to a monthly audience of over 100m people.

Other marketing activities include co-operative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commission for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair encourages all passengers to make reservations and purchase tickets directly. Due to Ryanair’s long standing online distribution policy, the majority of reservations and purchases are made through the website Ryanair.com, although a significant number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents. Ryanair has long campaigned against the anti-consumer practices of Online Travel Agents (OTAs) who overcharge customers, apply hidden mark-ups, and provide fake customer contact and payment details. In 2024, several OTAs signed direct distribution agreements with Ryanair that allow them to market Ryanair flights to consumers in compliance with the principles of price transparency, ensuring that Ryanair is provided with genuine customer details. These deals protect over 90% of OTA consumers from the anti-consumer practices of screenscraping OTAs. Customers who book through unauthorized OTAs are asked to verify their identity on our website to ensure all safety and security protocols during online check-in are adhered to.

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

AIRCRAFt

Boeing Aircraft

As of March 31, 2025, the Company had a fleet of 587 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair UK. The fleet includes 176 Boeing 737-8200 aircraft, each having 197 seats, 410 Boeing 737-800 “next generation” (“NG”) aircraft, each having 189 seats and 1 Boeing 737-700.

Between March 1999 and March 2025, Ryanair took delivery of 532 Boeing 737NG aircraft, 1 Boeing 737-700 aircraft and 176 new Boeing 737-8200s under its contracts with Boeing and disposed of 122 Boeing 737NG aircraft, including 77 lease hand-backs. In FY25, Ryanair took delivery of 30 new Boeing 737-8200 aircraft.

Under the terms of the 2014 Boeing Contract, which was repriced in December 2020, Ryanair agreed to purchase 210 new Boeing 737-8200 “Gamechanger” aircraft delivering between FY22 and FY26 inclusive. Deliveries commenced in June 2021. The aircraft are used on new and existing routes to grow the Ryanair Group’s business. The Boeing 737-8200 represents the newest generation of Boeing’s 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight (4%) more seats than Ryanair’s Boeing 737-800NG 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-8200 series aircraft under the 2014 Boeing Contract is approximately U.S.$102.5m. Net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, the value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn. Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft delivering from FY22 through to FY26.

Under the terms of the 2023 Boeing Contract, Ryanair agreed to purchase up to 300 Boeing 737 MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) in the period from calendar 2027 to 2033 inclusive. It is a short-to-medium range aircraft and, for Ryanair’s specified configuration, will seat 228 passengers (39 (21%) more than the Group’s existing Boeing 737-800NGs). The Boeing 737 MAX-10 also offers significantly improved fuel, carbon and noise efficiencies compared to the Boeing 737-800NG, with approximately 20% lower fuel and CO2 emissions and up to 50% less noise. The Basic Price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737 MAX-10 series aircraft is approximately U.S.$135m. Net of basic credits, the value of the 150 firm Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract is approximately U.S.$10.6bn. Boeing has granted Ryanair certain price concessions as part of the 2023 Boeing Contract. As a result, the "effective price" (the purchase price of the New Aircraft net of discounts received from Boeing) of each Boeing 737 MAX-10 will be significantly below the Basic Price mentioned above. The effective price applies to all Boeing 737 MAX-10s due for delivery from calendar 2027.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Boeing 737 is the world’s most widely used commercial aircraft and exists in a number of generations, the Boeing 737-8200 being the most recent entering service.

The Boeing 737NGs are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-8200s are fitted with CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, should reduce fuel consumption by up to 16% on a per seat basis compared to the Boeing 737NGs in Ryanair’s configuration and reduce operational noise emissions by up to 50%.

For additional information, please see “Item 3—Key information—Risk factors—Risks related to the Company—A majority of Ryanair’s aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier was unable to provide additional equipment or support”.

At March 31, 2025, the average aircraft age of the Company’s Boeing 737 fleet was approximately 10 years.

Airbus Aircraft

As of March 31, 2025, the Company had a fleet of 26 leased Airbus A320 aircraft (2024: 27; 2023: 28). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2025, the average aircraft age of the Company’s leased Airbus A320 fleet was approximately 18 years.

Summary

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 and Boeing 737 MAX-10 aircraft, assuming disposals of some older aircraft (including lease returns) over the period and Boeing’s ability to fulfil both the 2014 and 2023 Boeing Contract.

Training and Regulatory Compliance

At March 31, 2025, Ryanair owns and operates 9 Boeing 737-800NG, 9 Boeing 737-8200 and 1 A320 full flight simulators for pilot training. The simulators were purchased from CAE Inc of Quebec, Canada (“CAE”). In addition, Ryanair currently owns and operates 10 state of the art, fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. The Group’s simulators are located at the Group’s training centers in Dublin, East Midlands and Bergamo. In FY26, Ryanair will open two new state of the art training centers in Krakow and Madrid.

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

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services (e.g. Priority Boarding and Reserved Seating), internet-related services (e.g. SMS flight confirmation), and the in-flight sale of beverages, food, duty-free and merchandise.

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

During FY25, Ryanair established the Ryanair Engineering Academy (the “Academy”) to increase the number of trainees recruited into the Group to align headcount with future aircraft deliveries. The calendar year 2024 engineering intake included approximately 1,000 trainees, with similar targets in 2025 and 2026. The Academy is approved to deliver maintenance type training courses under EASA and UK Part-147 approvals, with approved training sites located across the Ryanair network, in London (Stansted), Glasgow (Prestwick), Seville and Shannon, with a further site added in 2025 in Bergamo.

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

Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilising a Ryanair associated Part-145 approval/organisation for heavy maintenance with a seasonal use of third-party maintenance repair and overhaul (the “MRO”) facilities. Ryanair has hangar facilities in Prestwick (6 bays), Seville (5 bays), Kaunas (4 bays), Wroclaw (4 bays), Shannon (3 bays) and Hahn (2 bays) which are used for C-check maintenance activities.

Ryanair will continue to look for opportunities to invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the growing fleet. Ryanair is developing a 7-bay facility in Madrid while we expect to commence the building of new hangars in Porto, Dublin, Berlin and Lamezia to support the upcoming maintenance requirements.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for airframe, engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its current maintenance facilities. See “Item 3. Key Information — Risk Factors — Risks Related to the Company — The Group is dependent on external service providers”. Ryanair utilizes MROs which provide a high standard of maintenance. The Group has a long-term maintenance agreement with the MRO provider Joramco (in Jordan) which will see them undertake up to 10 lines of heavy maintenance for the Group until 2034.

Ryanair contracts out engine overhaul service for its Boeing 737-800NG aircraft to CFM under a ten-year agreement to December 2027, with an option for extension. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737-800NG aircraft, the repair of parts and general technical support for the fleet of engines. CFM uses its EASA Part-145 approved repair facilities in Cardiff (Wales), Celma (Brazil), Petropolis (Brazil), Paris (France), Kuala Lumpur (Malaysia), Queretaro (Mexico) and Casablanca (Morocco). By contracting with experienced EASA Part-145 approved maintenance providers, management believes it is better able to ensure the quality of its engine maintenance. CFM LEAP-1B Engines installed on the Boeing 737-8200 aircraft are subject to warranty by CFM. Any required repairs/overhauls subject to this warranty will be accomplished by CFM at its EASA Part-145 approved repair facilities. Engine maintenance providers are also monitored closely by the national authorities under EASA and national regulations. Ryanair trained engineering staff with both Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft to the Ryanair fleet.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 40-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment and enhancements, and its adoption of an internal, open, and confidential reporting system for safety and security matters. The Company’s Board also has a Group Safety and Security Committee to review and discuss air safety and security performance. Members of the Committee include Non-Executive Directors, Mike O’Brien, Eamonn

Brennan and Ryanair’s Chief Risk Officer, Carol Sharkey. The Accountable Managers of each of the Ryanair Group Airlines and nominated persons are invited to attend. Mr. O’Brien and Ms. Sharkey reports to the Board each quarter.

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

AIRPORT OPERATIONS

Airport Handling Services

The majority of Ryanair flights are handled through the airport authorities, either directly through sub-contractors or the airport themselves. The Ground Operations team work to obtain the most competitive service rates for ground, aircraft, and passenger services across the network by negotiating long term agreement deals, often across multiple stations with growth incentives (where possible) with fixed or capped rates to gain certainty over costs. These contracts are generally scheduled to expire in two to seven years, unless renewed, and part of the rates are contingent on performance by the providers to ensure compliance and punctuality. Ryanair provides its own ground services, aircraft handling and passenger services either directly or through partners at Dublin, London (Stansted), Spain, Portugal and various Polish airports. Ryanair has the option under European regulations to handle its own aircraft and passenger services where it cannot obtain competitive rates or quality handling services at each airport. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Group is dependent on external service providers.”

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

FUEL

The cost of jet fuel (including carbon and de-icing costs) accounted for approximately 42% and 45% of Ryanair’s total operating expenses in the FY25 and FY24 respectively. In each case, this accounts for costs after giving effect to the Company’s hedging activities. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair typically enters into arrangements providing for significant protection against fluctuations in fuel prices, through both forward swap contracts and/or call options covering periods of up to 12 to 18 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in FY21 due to European Governments response to the spread of Covid-19, forward contracts may become ineffective for hedge accounting purposes. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—FY25 Compared with FY24—Fuel and Oil.”

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

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Airside Business Park, Dublin	37,752	32,409	Freehold	Offices, Travel Labs Dublin, Training Center & OCC
Dublin Airport (Hangar)	8,190	8,269	Leasehold	Aircraft Maintenance
Vienna Airport (Hangar)	12,591	7,720	Leasehold	Aircraft Maintenance
Stansted Airport (Hangar)	17,262	14,302	Leasehold	Aircraft Maintenance & Simulator Training Center
Porto Airport (Hangar)	8,424	5,103	Leasehold	Aircraft Maintenance
Madrid Airport (Hangar)	22,606	16,378	Leasehold	Aircraft Maintenance
East Midlands Airport	5,935	3,435	Freehold	Simulator Training Center
Prestwick Airport (Hangar)	16,022	14,295	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport	16,647	9,563	Leasehold	Aircraft Maintenance & Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Malta Airport (Hangar)	6,729	3,696	Leasehold	Aircraft Maintenance
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance
Madrid, Spain	3,828	3,828	Leasehold	Travel Labs Madrid
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Wroclaw
Warsaw, Poland	747	747	Leasehold	Administrative Offices & OCC
Pieta, Malta	480	679	Leasehold	Administrative Offices
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices

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

Ryanair’s Environmental Strategy illustrates Ryanair’s commitment to managing its impact on the environment, with key targets and achievements including:

Targets

●	Achieving net carbon zero by 2050, as set out below;
●	Reduce CO2 per passenger/kilometer to c.50 grams by 2031, with this target conforming with the Science Based Targets Initiative’s (“SBTi”) aviation decarbonization pathway;
●	Power 12.5% of our flights with Sustainable Aviation Fuel (SAF) by 2030; and
●	Retain, or improve, the Group’s strong CDP climate protection rating (currently “A-“).

Achievements

●	Becoming the first Airline Group to publish its CO2 statistics monthly in FY19;
●	Investing billions of euro in new fuel and noise efficient aircraft;
●	Commercial SAF partnerships with Enilive, Neste, OMV, Repsol and Shell;
●	Industry leading MSCI ‘A’ rating and CDP ‘A-‘ rating;
●	Rated No.1 Large Cap global airline for ESG by Sustainalytics;
●	Extended our Sustainable Aviation Research Centre partnership with Trinity College Dublin to 2030; and
●	At least quarterly reporting to the Audit Committee and Board, to oversee delivery of ambitious environmental goals.

Ryanair manages its impact on the environment and lowers CO2 emissions by operating a young fleet, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

Climate Governance and Strategy

Ryanair’s Board has ultimate oversight and responsibility of the Group’s climate transition plan, strategy in achieving sustainability goals and climate-related risks and opportunities. The Board and Audit Committee receive quarterly updates on Ryanair’s climate related risks and performance from the Chief Sustainability Officer and Group CFO.

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

In recent years, geopolitical events have disrupted existing supply and demand patterns of the energy market. Despite this disruption, movements towards a cleaner energy system have continued through advancements in European Union policies, including the “Fit for 55 package” and “REPowerEU”. High fossil fuel prices, as seen since the war in Ukraine began, present an opportunity to operate more efficiently and build momentum in energy transition to sustainable aviation fuels and fleet renewal through the Group’s 210 Boeing 737-8200 aircraft order and the Group’s new 300 Boeing 737 MAX-10 aircraft (150 firm and 150 options) order under the 2023 Boeing Agreement.

In FY22, the Ryanair Group published its Pathway to Net Zero – a detailed plan on how the Group aims to achieve its emissions reductions. This pathway forms a key pillar of our ongoing Group strategy. Emission reductions will come from:

●	32% technological and operational improvements;
●	34% Sustainable Aviation Fuel;
●	10% Single European Sky initiative; and
●	24% carbon offsetting.

The aviation industry conducted a feasibility study (“Destination 2050”) of reaching Net Zero emissions by 2050. This study demonstrates that reaching net zero emissions in aviation is possible. Key challenges are recognized in reaching these long-term goals (as detailed further in the below “Material transition risk related to climate change and consequences” section) most notably around the inability to obtain sufficient quantities of SAF.

Ryanair recognizes that transition risk costs will arise in connection with the climate change transition. The Group has a history, as demonstrated through its recent aircraft orders, in maintaining a young, fuel efficient fleet and any breakthrough in new technology engines, will be procured as part of ongoing fleet renewal. Additionally, while sustainable aviation fuels currently trade at a premium of approximately 3x – 4x compared to normal jet kerosene, the long-term outlook is for price convergence and there are a number of policymaker decisions which are currently being reviewed which will aim to reduce the existing price divergence (e.g. government incentives to procure SAF, Emission Trading System reform legislation, etc.).

Any and all firm commitments regarding climate change transition are recognized within respective going concern or impairment assessments. There are no material litigation risks related to climate change currently identified.

Certain material transition risks related to climate change and consequences

●	Inability to meet mandated SAF blending – could lead to increased cost for SAF or potential non-compliance penalties resulting in lower earnings.

Ryanair has bi-lateral agreements in place with a number of SAF suppliers. These agreements allow Ryanair access to SAF at key airport locations. These agreements are in place with Enilive, OMV, Repsol and Shell. By using SAF, Greenhouse Gas (“GHG”) emissions will decrease which will reduce Emissions Trading System (“ETS”) and Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) compliance costs.

●	Increased consumer concern about climate change could lead to a reluctance to fly.

By Ryanair positioning itself as a leader in the climate change agenda for aviation, there is an opportunity that passengers will switch to flying with Ryanair. There is an opportunity to enhance the Group reputation and brand value as a carbon efficient airline.

●	Costs to transition to lower emissions technology could result in higher capital expenditure and lower earnings.

Ryanair has had a long-standing strategy for fleet modernization supported with strong cash flows and access to capital markets. Ryanair's current Boeing average fleet age is approximately 10 years.

New technologies will be more fuel efficient, delivering ongoing operational cost savings, an example of which is Ryanair’s decision to retrofit its Boeing 737-800NG aircraft with split scimitar winglets, which provide an emission reduction benefit of approximately 1.5% and lower noise by approximately 6%.

Certain material physical risks related to climate change and consequences

●	Increased severity of extreme weather events such as wild-fires, cyclones and floods could lead to operational disruption and potential revenue loss.

Group assets are highly mobile and can be moved and are therefore not subject to acute risks associated with coastal flooding or tropical cyclones.

●	Rising temperature and sea levels could potentially lead to lower revenue due to cancelled flights.

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

Management believes that the present regulatory environment in the EU is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities. During the Covid-19 pandemic, various public health measures were imposed on airlines, including requirements in certain countries to verify passenger’s health documentation and, in certain cases, restrictions on the freedom to operate flights.

Ireland

Irish Aviation Authority. The IAA is primarily responsible for regulating the safety, security and technical aspects of aviation in Ireland. The IAA has broad regulatory and enforcement powers, including the authority to require reports and investigate and institute enforcement proceedings.

To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier’s operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair’s ability to continue to hold its AOC being subject to ongoing compliance with current and future applicable statutes, rules and regulations pertaining to the airline industry. Ryanair DAC’s current AOC (No. IE 07/94) was issued by the IAA in January 2022.

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

Following the dissolution of CAR and the merger of its functions with the IAA (which took place on April 30, 2023), the IAA is responsible for issuing operating licenses to air carriers registered in Ireland under EU Regulation 1008/2008. The criteria for granting an operating license include, inter alia, an air carrier’s financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The IAA has broad authority to revoke an operating license. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals.” See also “Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADSs—EU Rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals” above.

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

The Company’s subsidiary, Malta Air, obtained an AOC (No. MT-57) and operating license (No. (CAD/MT-57) from the Maltese CAD in June 2019.

The Company’s subsidiary, Lauda Europe, obtained an AOC (No. MT-62) and operating license (No. (CAD/MT-62) from the Maltese CAD in September 2020.

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

The Company’s subsidiary, Ryanair UK, obtained an AOC (No. GB 2451) and an operating license (OL/A/624) from the UK CAA in December 2018.

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

EU Regulation 1008/2008 grants EU airlines the freedom to set prices, reinforcing a principle that has underpinned the liberalized EU air transport market since the 1980s. However, in 2020 certain politicians in Austria and Italy called for the introduction of minimum prices on airline tickets, while the Italian government in 2023 passed a decree attempting to introduce a price cap on certain flights to Sicily and Sardinia, and in 2024 the Spanish government proposed a price cap on two routes from mainland Spain to Spanish islands. While none of these measures were ultimately implemented (the Spanish measure is being considered by the Government in light of airline objections and complaints to the European Commission), it cannot be guaranteed that some form of government intervention in airline fares will not be introduced at a national or European level. If allowed to stand following judicial review, any such restriction would severely impact the Company’s ability to attract the most price sensitive consumers. EU Regulation 1008/2008 also sets out rules in respect of transparency of airline fares, requiring the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates. While consumer benefits of the unbundling of airline services are widely acknowledged, some consumer law enforcement authorities have argued that certain optional price components should be included in advertised prices and/or that certain optional services should be considered mandatory, which, if implemented, would limit the Company’s commercial freedom.

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

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, 11 out of 13 Directors of Ryanair Holdings are citizens of a member state of the EU.

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

In December 2022, the Italian competition authority (the “AGCM”) launched an investigation into alleged illegal price coordination between airlines, including Ryanair, on routes between mainland Italy and Sicily during the Christmas period. The investigation was closed in late 2023 with no finding of infringement. The AGCM subsequently launched a review of the use of pricing algorithms by airlines on certain domestic Italian routes. The AGCM issued a draft report for consultation in December 2024, which finds no specific issues on these routes related to the use of algorithms. This inquiry is pending and due to conclude by the end of 2025. In September 2023, the AGCM opened an investigation into a potential abuse of a dominant position by Ryanair in its dealings with OTAs and bricks & mortar travel agents. See “Item 3. Key Information—Risk Factors—Risks Related to the Company— The Company faces risks related to allegations of non-compliance with competition law”.

In September 2023, the AGCM launched an investigation into alleged abuse of dominance by Ryanair in its dealings with online and offline “bricks and mortar” travel agents in Italy. The Company has strongly refuted the allegation and is engaging with the AGCM which currently has until December 2025 to conclude its investigation. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on Ryanair. The AGCM closed these interim proceedings in late May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation. In February 2025, the AGCM alleged that certain of Ryanair’s responses to the AGCM’s questions have been incomplete. While Ryanair disagrees strongly with this allegation, the AGCM may decide to impose a fine on Ryanair in the course of 2025, which Ryanair would contest in courts.

Certain operators of screenscraping websites have alleged in court proceedings that Ryanair’s objection to the unauthorized selling of its flight tickets by online travel agents to consumers is an attempt to restrict competition. Ryanair is vigorously defending such claims and welcomed the withdrawal by On the Beach of its action in UK courts and Lastminute’s withdrawal of its action in Italian courts in 2024. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company faces risks related to unauthorized use of information from the Company’s website”.

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

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20m or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures to be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non-material damage) suffered in the event that the processing of their personal data is in breach of the GDPR’s requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair is subject to increasingly complex data protection laws and regulations” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings—Data Protection Commission Inquiry”.

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

Company Facilities. The Company maintains facilities across its network, including engineering facilities at the airports in Bergamo, Dublin, Frankfurt (Hahn), Glasgow (Prestwick), Kaunas, London (Stansted), Madrid, Malta, Nuremberg, Porto, Seville, Shannon, Vienna and Wroclaw. Planning permissions for Company facilities have been obtained in accordance with local requirements and management of noxious or potentially toxic substances as well as of waste removal is conducted in adherence to applicable local, national and EU regulations.

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. The Company is constantly working towards improving its environmental performance and in February 2025, its Leadership Level ‘A-’ rating was reconfirmed by CDP – an international non-profit that helps organizations to disclose their environmental impact.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “Next Generation” (“NG”) aircraft. The design of these aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. The Boeing 737-800NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737-800NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions. In FY23, Ryanair began to retro-fit scimitar winglets on the Boeing 737-800NG fleet. This retro-fit program will further reduce fuel burn of these aircraft by approximately 1.5% and noise by approximately 6%.

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 “Gamechanger” aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) in November 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brought the Company’s firm order to 210 Boeing 737-8200s with a total contract value of approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800NGs in Ryanair’s configuration and reduce operational noise emissions by up to 50%. See “—Aircraft” above for details on Ryanair’s fleet plan.

In May 2023, Ryanair signed an agreement with Boeing to purchase up to 300 Boeing 737 MAX-10 aircraft (including 150 firm orders and 150 aircraft subject to option) for delivery between 2027 and 2033. This agreement was approved by Shareholders at the Company’s 2023 AGM. These aircraft have 228 seats and are fitted with CFM-LEAP-1B engines, which reduce fuel consumption by up to approximately 20% compared to the Boeing 737-800NG and reduce noise emissions by approximately 50%. It is expected that up to 50% of this order will replace older aircraft in the fleet (including lease handbacks), while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by FY34.

In addition, Ryanair has distinctive operational characteristics that management believes help reduce the Company’s impact on the environment. In particular, Ryanair:

●	operates with a high-seat density of 189 seats on the Boeing 737-800NGs and 197 on the Boeing 737-8200 aircraft. This is in contrast to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per passenger/kilometer. The Lauda A320 fleet has a high density of 180 seats;
●	has reduced per passenger/Km emissions through high load factors (94% in FY25);
●	achieves quick turn-around times, thus reducing fuel burn and emissions when aircraft are on the ground;
●	provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
●	has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point to point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law de facto means that only 3 routes to Paris Orly airport (where the Company does not operate) are affected. The European Commission approved this law in December 2022. It entered into force in May 2023 for a period of three years. Ryanair does not believe that any such measures can in fact make a significant contribution to reducing aviation’s environmental impact given that over half of all emissions from European aviation come from long-haul flights (which account for just a few percent of total European flights) and has argued that policy-makers should instead focus on measures that discourage connecting flights, the most environmentally inefficient form of air travel. A widespread introduction of bans on short-haul flights could have a negative impact on the Company’s results and operations.

“Fit for 55”. The Company engages with European decision makers to support a fair green transition of the aviation sector. Among the measures included in the “Fit for 55” package, we welcome the legislation to increase the use of SAF and engaged relevant stakeholders to stress the importance of using sustainable fuels to cut the sector’s carbon footprint. We have highlighted the limited environmental benefit and the harmful consequences for the EU economy and connectivity resulting from other elements of the package, e.g., a kerosene tax that applies only to intra-EU flights. In May 2023, the revision of the EU ETS Directive for aviation, as agreed by the European Parliament and the Council of the European Union, was published in the EU Official Journal, and applies the ETS exclusively to intra-EEA flights until at least 2027. In 2026, the European Commission will again assess and review the geographic scope of the ETS with the view potentially to including long-haul flights within the scope.

Emissions Trading. In November 2008, the European Union adopted legislation to add aviation to the EU ETS as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial free CO2 allowances based on historical “revenue tonne kilometres” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation has a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth. The free CO2 allowances are being phased out between 2024 and 2026, which will increase the cost of compliance by the Company with the ETS.

In January 2021, a UK ETS replaced the UK’s participation in the EU ETS (in principle covering UK domestic flights and flights from the UK to the EU, while EU ETS still applies on flights from the EU to the UK, regardless of the nationality of the operating carrier). This scheme contains many consistent features with the concurrent EU ETS. Airlines have been granted allowances under the scheme with a subsequent deduction in allocated free EU ETS allowances. These were distributed in proportion to UK ETS activity based on historical “revenue tonne kilometre”. The UK has announced it plans to phase out the free CO2 allowances from 2026.

Carbon Offsetting. In October 2016, the CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) agreement was agreed between 191 ICAO countries. The CORSIA scheme uses market-based environmental policy instruments (carbon credits) to offset CO2 emissions above the 2019 levels, starting from 2021 to 2023, and above 85% of 2019 levels from 2024 to 2035. The scheme is voluntary for ICAO countries until 2026. As of May 2025, 129 out of 191 countries decided to participate.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair remitted over €1.5bn in various environmental taxes in FY25 up from approximately €1.2bn in FY24 (and over €0.8bn in FY23). Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

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

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than 5m passengers per annum and airports with the highest passenger movement in each Member State, when setting airport charges, and provides for an appeals procedure for airlines in the event that they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure is effective or that it constrains those airports that are currently abusing their dominant position, in part because the legislation was transposed improperly in certain countries, such as Ireland and Spain, thereby depriving airlines of even the basic safeguards provided for in the Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

Slots

Currently, many of Ryanair Group’s airports have no “slot” allocation restrictions; however, a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law regulates the acquisition, transfer and loss of slots. Under EU Regulation No. 793/2004, slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot regulation, signaling the acceptance of secondary trading of airport slots between airlines. This was intended to allow more flexibility and mobility in the use of slots and further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots’ legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the “80/20 use it or lose it” rule for the IATA summer season 2020 due to the Covid-19 pandemic. The “80/20” rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. The suspension of the “80/20” rule had been phased out and the rule was fully restored from the IATA summer season 2023. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Public Procurement

The Company is subject to public procurement laws. Despite diligent efforts to ensure full compliance, there is a possibility that government bodies or other entities might claim non-compliance with these laws by Ryanair. A significant breach by Ryanair of public procurement laws could lead to authorities imposing substantial fines or other orders, including criminal sanctions. Such cases, whether individually or collectively, could materially and adversely affect the Company's financial condition and operational results.

Other

The Company now operates under local employment law in all major markets, crew are employed under local contracts of employment and the Company complies with all local legislation and regulations in the applicable jurisdiction, including occupational health and safety.

DESCRIPTION OF PROPERTY

For certain information about each of the Company’s key facilities, see “—Facilities” above. Management believes that the Company’s facilities are suitable for its needs and are well maintained.

Item 4A. Unresolved Staff Comments

There are no unresolved staff comments.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in Item 18. Those consolidated financial statements have been prepared in accordance with IFRS Accounting Standards.

HISTORY

Ryanair’s current business strategy dates to the early 1990s, when Ryanair became the first European airline to replicate the low-fares, low-cost operating model pioneered by Southwest Airlines in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger services between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the UK. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through March 31, 2025, the Ryanair Group launched services on more approximately 2,600 routes and also increased the frequency of service on a number of its principal routes. Ryanair has established 93 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. During FY19 and FY20 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the UK (Ryanair UK), along with the acquisition of Lauda and Malta Air (both now based in Malta), to Ryanair DAC in Ireland. Ryanair has increased the number of booked passengers from approximately 5m in FY99 to over 200m in FY25. As of March 31, 2025, Ryanair had a principal fleet of 587 Boeing 737 (including 176 Boeing 737-8200 “Gamechangers”) aircraft and 26 Airbus A320 aircraft and serves approximately 230 airports.

Ryanair expects to have approximately 800 narrow-body aircraft in its operating fleet by FY34 following the delivery of all of the Boeing 737s currently on order, subject to lease hand-backs and disposals over the period. See “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 1m passengers in 1991 to over 200m passengers in FY25.

Scheduled revenues rose 1% to €9.23bn as a 7% decline in fares drove strong traffic growth of 9% to just over 200m passengers. Ancillary revenues delivered a solid performance, rising 10% to €4.72bn due to 9% traffic growth and 1% higher spend per passenger.

Ryanair’s total break-even load factor was 80% in FY24 and 84% in FY25. Ryanair recorded an operating profit of €2.06bn in FY24 and an operating profit of €1.56bn in FY25. The Company recorded a profit after tax of €1.92bn in FY24 and a profit after tax of €1.61bn in FY25.

Historical results are not predictive of future results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, fuel prices; the airline pricing environment in a period of increased competition; flight disruptions and other global economic impacts caused by the war in Ukraine and the conflict in the Middle East; overall passenger traffic volume; the availability of new airports for expansion; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the UK and the EU including a high interest rate environment; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations (including import tariffs), litigation and labor relations; foreign currency fluctuations; potential break-up of the Eurozone; Brexit; global inflation and supply chain pressures; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, the financial impact of the Covid-19 crisis and the Russian invasion of Ukraine on European economies. Ryanair expects its depreciation, staff, fuel and route charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by oil producers, sanctions imposed on oil producers, geopolitical tensions affecting oil producing countries and the imposition of sustainable aviation fuel (SAF) mandates by the EU and UK Government. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. In addition, the financing of new Boeing 737-8200 aircraft and Boeing 737 MAX-10 aircraft may increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2025	2024	2023
Total revenues	100%	100%	100%
Scheduled revenues	66	68	64
Ancillary revenues	34	32	36
Total operating expenses	89	85	87
Fuel and oil	38	38	37
Staff costs	13	11	11
Airport and handling charges	12	11	12
Depreciation	9	8	9
Route charges	8	8	8
Marketing, distribution and other	6	6	6
Maintenance, materials and repairs	3	3	3
Operating profit	11	15	13
Net finance income	2	1	0
Profit before tax	13	16	13
Tax expense	(1)	(2)	(1)
Profit after taxation	12	14	12

FY25 COMPARED WITH FY24

Profit after taxation. Ryanair recorded a profit after taxation of €1,612m in FY25, as compared with a profit after taxation of €1,917m in FY24. This decrease was primarily attributable to strong traffic growth at lower average fares, offset by good cost control.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 1%, from €9,145m in FY24 to €9,230m in FY25, primarily reflecting a 9% increase in traffic to just over 200m passengers offset by a 7% reduction in average fare to c.€46.

Scheduled passenger revenues accounted for 66% of Ryanair’s total revenues in FY25 and 68% in FY24.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 10%, from €4,299m in FY24 to €4,719m in FY25. The overall increase in ancillary revenues was due to a 9% increase in traffic growth and 1% higher spend per passenger.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 89% for FY25 and 85% for FY24. In absolute terms, total operating expenses increased by 9%, from €11,383m in FY24 to €12,391m in FY25, principally as a result of an increase in sectors flown and higher staff costs, partially offset by fuel hedge savings. When comparing costs as a percentage of total revenues, fuel, route charges, marketing, distribution and other and maintenance, materials and repairs remained in line with FY24. Staff costs, depreciation and airport and handling charges increased as a percentage of total revenues primarily due to the 7% decrease in average fares.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for FY25 and FY24 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of passengers in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,
	2025	2024	% Change *
	€	€
Fuel and oil	26.07	27.99	7%
Staff costs	8.74	8.16	(7)%
Airport and handling charges	8.41	8.08	(4)%
Depreciation	6.06	5.77	(5)%
Route charges	5.83	5.58	(4)%
Marketing, distribution and other	4.39	4.12	(6)%
Maintenance, materials and repairs	2.38	2.26	(5)%
Total operating expenses	61.88	61.96	0%

* ”+” is favorable and “( )“ is adverse year-on-year.

Fuel and oil. Ryanair's fuel and oil costs per passenger decreased by 7%, while in absolute terms, these costs increased by 2% from €5,143m in FY24 to €5,220m in FY25. The 2% increase reflected a 9% increase in sectors flown, offset by favorable jet fuel hedging and lower fuel burn on the new Boeing 737-8200 “Gamechanger” aircraft. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and emissions trading costs (both EU and UK). The average fuel price paid by Ryanair (calculated by dividing total fuel costs (including into-plane and carbon charges) by the number of U.S. gallons of fuel consumed) decreased by 6.5% from €3.23 per U.S. gallon in FY24 to €3.02 per U.S. gallon in FY25.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 7% on a per passenger basis, while in absolute terms, these costs increased by 17%, from €1,500m in FY24 to €1,751m in FY25. The increase in absolute terms was primarily attributable to the larger fleet, 9% higher sectors, Boeing delivery delays leading to higher crewing ratios, and the annualization of crew productivity pay increases implemented in H2 FY24.

Airport and handling charges. Ryanair's airport and handling charges per passenger increased by 4% in FY25 compared to FY24. In absolute terms, airport and handling charges increased by 13%, from €1,485m in FY24 to €1,684m in FY25 due to 9% traffic growth and higher landing, ground ATC and handling rates.

Depreciation. Ryanair's depreciation per passenger increased by 5%, while in absolute terms these costs increased by 15% from €1,060m in FY24 to €1,214m in FY25. The increase was primarily due to 30 more “Gamechanger” aircraft in the fleet, higher amortization arising from 9% sector growth and increased Boeing 737-800 utilization due to Boeing delivery delays.

Route charges. Ryanair's route charges per passenger increased by 4%. In absolute terms, route charges increased by 14%, from €1,024m in FY24 to €1,167m in FY25, due to the 9% increase in flight hours and 11% higher Eurocontrol rates from January 2025.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 6% on a per passenger basis in FY25, while in absolute terms, these costs increased by 16%, from €757m in FY24 to €878m in FY25, primarily due to 9% traffic growth, a legal charge booked in H2 and higher input costs for rising onboard sales.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses increased by 5% on a per passenger basis, while in absolute terms these expenses increased by 15% from €415m in FY24 to €476m in FY25. The increase in absolute terms during the fiscal year was due to higher utilization, labor inflation and delayed Boeing aircraft deliveries, partially offset by modest delay compensation credits received.

Operating profit. As a result of the factors outlined above, an operating profit per passenger of €7.78 was recorded in FY25 compared to an operating profit per passenger of €11.22 in FY24.

Net finance and other income. Ryanair’s net finance income increased to €224m due to a strong cash balance, the Group’s low-cost finance and delay compensation received. Foreign exchange translation reflects the impact of primarily €/U.S.$ exchange rate movements on balance sheet revaluations.

Taxation. The effective tax rate for FY25 was approximately 10% (FY24: 10%) reflecting the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

FY24 COMPARED WITH FY23

A discussion of FY24 compared with FY23 is included in Ryanair’s 2024 Annual Report and Form 20-F.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2025 and 2024 of €3.99bn and €4.12bn, respectively. The €0.13bn decrease in gross cash resources year on year reflects capital expenditure of approximately €1.55bn and shareholder returns of €1.92bn offset by an increase in cash generated from operating activities.

The Company’s net cash inflow from operating activities in FY25 amounted to €3.42bn (FY24: €3.16bn). The €0.26bn increase in net cash flows from operating activities year on year primarily reflects the movement in forward bookings.

During FY25, Ryanair’s primary cash requirements have been for operating expenses, capital expenditures and shareholder returns. Cash generated from operations were the primary sources of cash inflows in FY25. In FY24,

Ryanair’s primary cash requirements were for operating expenses, capital expenditures and payments on indebtedness. Cash generated from operations were the primary sources of cash inflows for FY24.

The Company’s net cash outflow from investing activities in FY25 totaled €1.43bn, primarily reflecting 30 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance. The Company’s net cash outflow from investing activities in FY24 totaled €1.56bn, primarily reflecting 48 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance.

Net cash outflows from financing activities totaled €2.00bn in FY25, largely reflecting shareholder returns of €1.92bn. Net cash outflows from financing activities totaled €1.33bn in FY24, largely reflecting the repayment of the Group’s €0.85bn (2015) Eurobond.

Capital Expenditures. Capital Expenditures in FY25 and FY24 were €1.55bn and €2.39bn respectively. At March 31, 2025, 100% of Ryanair’s owned Boeing 737s were unencumbered. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for FY26.

The following table sets forth the dates on which and the number of aircraft that will be delivered, returned and disposed by the Company.

Fiscal Year End March 31,	2025	2026	2027	2028	2029	2030	2030-2034	Total
Opening Fleet	584	613	647	655	670	681	700	584
Firm deliveries under 2014 Boeing Contract	30	34	—	—	—	—	—	64
Deliveries under 2023 Boeing Contract*	—	—	8	20	40	54	178	300
Planned Disposals or lease returns	(1)	—	—	(5)	(29)	(35)	(78)	(148)

Closing Fleet	613	647	655	670	681	700	800	800

*150 aircraft are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion.

Capital Resources. Ryanair’s debt (including current maturities) totaled €2.68bn at March 31, 2025 and €2.75bn at March 31, 2024, with the change being primarily attributable to the repayment of borrowings and lease liabilities. Please see the table “Obligations Due by Period” on page 57 for more information on Ryanair’s long-term debt (including current maturities) and leases as of March 31, 2025. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

Ryanair expects to finance the remaining aircraft under the 2014 Boeing Contract and the 2023 Boeing Contract from internally generated cash flows, however the Group will remain opportunistic in its financing strategy and will consider various financing options closer to the time of the respective delivery dates as may be considered appropriate. Ryanair’s ability to obtain additional loans to finance aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company’s strong investment grade BBB+ (stable) credit rating from both Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €0.85bn in 2.875% unsecured Eurobonds with a 5-year tenor in September 2020 and €1.20bn unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries.

At March 31, 2025, Ryanair had 26 leased Airbus A320 aircraft in the Lauda Europe fleet and 1 leased Boeing 737 aircraft in the Ryanair DAC fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 27 leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments and, following the adoption of IFRS 16 are shown as lease liabilities on the Group’s balance sheet (with related right of use assets also recognized).

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

Ryanair currently has a corporate rating of BBB+ (stable) from both S&P and Fitch Ratings and a €6bn EMTN program. Ryanair issued €0.85bn in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020, and €1.20bn in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €0.75bn general corporate purposes unsecured, 5-year term loan facility with a syndicate of 10 banks. In May 2023, the loan was refinanced to an unsecured €0.75bn syndicated revolving credit facility (“RCF”) maturing in May 2028. In March 2025, the Group increased this low-cost RCF to €1.1bn and extended the term to March 2030. At March 31, 2025, €0.61bn remained undrawn under the RCF.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2025. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 22 to the consolidated financial statements included in Item 18.

The amounts listed under “Purchase Obligations” in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract and 2023 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreements with Boeing during the relevant period by the standard list price (at the time of announcing the transactions) of approximately U.S.$102.5m for each Boeing 737-8200 aircraft and U.S.$135m for each Boeing 737 MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0817 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the Group’s largest ever single order of up to 300 Boeing 737 MAX-10 aircraft (including 150 firm orders and 150 options) under the 2023 Boeing Contract and the delayed commencement of Boeing 737-8200 aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract and 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing Contract or the time horizon of the 2023 Boeing Contract. Under the terms of the 2014 Boeing Contract and 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2025.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2025.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Debt (a)	2,537	848	1,199	490	—
Purchase Obligations (b)	10,288	1,004	771	4,648	3,865
Operating Lease Obligations	155	42	41	72	—
Future Interest Payments (c)	112	48	24	40	—
Total Contractual Obligations	13,092	1,942	2,035	5,250	3,865

(a)	For additional information on Ryanair’s debt obligations, see Note 11 to the consolidated financial statements included in Item 18.
(b)	This reflects the 34 firm aircraft ordered under the 2014 Boeing Contract (176 already delivered by the end of FY25). Also reflected are the 150 firm aircraft ordered under the 2023 Boeing Contract to be delivered over a 7-year period from calendar 2027 to 2033 (inclusive). For additional information on the Company’s purchase obligations, see Note 22 to the consolidated financial statements included in Item 18.
(c)	In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

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

Guarantees. Ryanair Holdings has provided an aggregate of approximately €2.69bn (as at March 31, 2025) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract and 2023 Boeing Contract under which there was a total of 34 firm Boeing 737-8200s and 150 firm Boeing 737 MAX-10 aircraft yet to be delivered as at March 31, 2025 amounting to approximately U.S.$11bn at the standard list price of U.S.$102.5m and U.S.$135m respectively (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

Directors

The following table sets forth certain information concerning the Directors of the Company as of May 16, 2025:

Name	Age	Positions
Stan McCarthy (b)(c)	67	Chairman & Director
Róisín Brennan (b)(d)	60	Senior Independent Director
Eamonn Brennan (d)(e)	67	Director
Emer Daly (a)	62	Director
Geoff Doherty (a)	54	Director
Bertrand Grabowski (a)	68	Director
Elisabeth Köstinger (c)	46	Director
Jinane Laghrari Laabi (c)	44	Director
Howard Millar (b)(c)*	63	Director
Anne Nolan (c)	65	Director
Mike O’Brien (e)	81	Director
Michael O’Leary (b)	64	Director & Group CEO
Amber Rudd (d)	61	Director

(a) Audit Committee.	(d) Remuneration Committee.
(b) Executive Committee.	(e) Safety & Security Committee.
(c) Nomination Committee.

*Not standing for re-election at the Sept. 2025 AGM.

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

Róisín Brennan has served as a Director since May 2018 and was appointed Senior Independent Director (SID) in April 2024. She is a former Chief Executive of IBI Corporate Finance Ltd. where she had extensive experience advising Irish public companies. Róisín is currently a Non-Executive Director of Musgrave Group plc and Glanbia plc. Previous directorships include Dell Bank International DAC, DCC plc and Hibernia REIT plc. She is an Irish Citizen.

Eamonn Brennan has served as a Director since April 2023. Mr. Brennan was formerly Chief Executive of the Irish Aviation Authority, and more recently the Director General of Eurocontrol from 2018 to 2022. He is an Irish citizen.

Emer Daly has served as a Director since December 2017. She is currently Board Chairman at RSA Insurance Ireland DAC and a Non-Executive Director of Chetwood Financial Limited and RGA International Reinsurance Company DAC. Previous directorships include Permanent TSB Group plc and Payzone plc. Prior to that, Emer held senior roles with PwC and AXA Insurance for over 20 years. She is an Irish citizen.

Geoff Doherty has served as a Director since October 2021. Mr. Doherty is the Group Chief Financial Officer and an Executive Director of Kingspan Group plc. Prior to that, Geoff was an Executive Director and Chief Financial Officer of Greencore Group plc. He is an Irish citizen.

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

Jinane Laghrari Laabi joined the Board in July 2024. Ms. Laghrari Laabi is a former partner with McKinsey & Co. Casablanca (covering Morocco, Africa & Middle East) and is a Non-Executive Director of Bank of Africa. She is a Moroccan citizen.

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

Michael O’Leary has served as a Director of Ryanair since 1988 and its CEO since 1994. He was appointed Group CEO in April 2019. He is an Irish citizen.

Amber Rudd joined the Board in July 2024. She is a former UK Minister and MP who held senior cabinet positions including Home Secretary and Secretary of State for Energy and Climate Change. Amber is a non-executive director of Centrica plc. She is a UK citizen.

The Board of Directors has established a number of committees, including the following:

(a)Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the independent external auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the independent external auditors; to review the independence of the independent external auditors; and to review the adequacy and effectiveness of the Company’s internal accounting controls. Mr. Doherty (Chair), Ms. Daly and Mr. Grabowski are the members of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(b)Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Mr. Millar (Chair), Ms. Brennan, Mr. McCarthy and Mr. O’Leary are members of the Executive Committee. Ms. Brennan will take over as Chair of the Executive Committee when Mr. Millar steps down from the Board in September 2025.

(c)Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy (Chair), Ms. Köstinger, Ms. Laghrari Laabi, Mr. Millar and Ms. Nolan are the members of the Nomination Committee.

(d)Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Management of the Company and to administer the share-based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Remuneration Committee determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Mr. Brennan (Chair), Ms. Brennan and Ms. Rudd are the members of the Remuneration Committee.

(e)Safety & Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and security performance. The Group Safety and Security Committee reports to the Board each quarter. The Safety and Security Committee is composed of Mr. O’Brien, Mr. Brennan and Ms. Carol Sharkey (who Co-Chairs the committee with Mr. O’Brien). Other attendees include the Accountable Managers of each of the Ryanair Group Airlines and various nominated persons who are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators’ requirements.

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

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

●	The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33 1/3% for any meeting of the holders of common stock, which in the Company’s case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of two shareholders, regardless of the level of their aggregate share ownership.

●	The Company is exempt from NASDAQ’s requirement with respect to Audit Committee approval of related party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ’s Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules and the Irish Companies Act.

●	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering and when a plan or other equity compensation arrangement is established or materially amended. Under the NASDAQ rules, whether shareholder approval is required for transactions other than public offerings depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Companies Act requires shareholder approval when the value of a related party transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests.

●	NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADRs is not required under the Irish Listing Rules or the Irish Companies Act. However, it has been Ryanair’s policy to solicit holders of ADRs, and it will do so again once the restriction on non-EU shareholders voting rights because of Brexit has been removed. For additional information, please see “Item 3 Key Information—Risk Factors—Risks Related to Ownership of the Company’s Ordinary Shares or ADSs”. Details of Ryanair’s annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act, the Company’s Articles of Association and the Irish Listing Rules.

The Company also follows certain other practices under the UK Corporate Governance Code and the Irish Corporate Governance Annex in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. NASDAQ requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company’s Annual

Report on Form 20-F. The Board of Directors has determined that each of the Company’s serving Non-Executive Directors is “independent” under the standards set forth in the UK Corporate Governance Code and the Irish Corporate Governance Annex (“the Code”).

Under the Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 5605(a)(2). Instead, the Board of Directors determines whether the Director is independent, and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director’s judgment. Under the Code, the Board of Directors may determine that a Director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Code specifies that relationships or circumstances that may be relevant include whether the Director: (i) is or has been an employee of the relevant company or group within the last three years; (ii) has, or has had within the last three years a direct or indirect material business relationship with such company; (iii) has received or receives payments from such company, subject to certain exceptions; (iv) has close family ties with any of the Company’s advisers, Directors or senior employees; (v) holds cross-Directorships or other significant links with other Directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years.

In determining that each of the serving Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Director Mr. O’Brien.

The Board considered Mr. O’Brien’s independence given that he served as Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. The Board has considered Mr. O’Brien’s employment and has concluded that he is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered that Mr. O’Brien is independent in character and judgment as he either has other significant commercial and professional commitments and/or brings his own level of senior experience gained in his field of international business and professional practice.

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

senior management

The following table sets forth certain information concerning the Senior Management of the Ryanair Group as of May 16, 2025:

Name	Age	Position
Michael O’Leary	64	Group CEO
Neil Sorahan	53	Group CFO
Juliusz Komorek	46	Group CLO; Co. Secretary
Edward Wilson	61	Ryanair DAC CEO
Carol Sharkey	50	Chief Risk Officer
Tracey McCann	51	Ryanair DAC CFO
Andreas Gruber	39	Lauda Joint CEO
David O'Brien	61	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	46	Buzz CEO
John Hurley	50	CTO

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

Compensation of Directors and senior management

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Senior Management team reporting to the Board of Directors) named above in FY25 was €14.7m (including a €4.2m (non-cash) technical accounting charge in relation to unvested share options). For details of Mr. O’Leary’s compensation in such fiscal year, see “—Remuneration Agreement with Mr. O’Leary” below.

During FY25, each of Ryanair Holdings’ Non-Executive Directors was entitled to receive a base fee of €75,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board received a fee of €150,000. The additional remuneration paid to Chairs of the Audit, Remuneration and Safety & Security Committees and to the Senior Independent Director (“SID”) is €25,000 per annum.

Directors’ service agreements do not contain provisions providing for compensation on their termination.

For further details of share-based remuneration that have been granted to the Company’s employees, including Senior Management, see “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries,” as well as Notes 14 and 18 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O’Leary

In December 2022 Michael O’Leary (“MOL”) extended his contract as Group CEO to July 2028 (previously July 2024). As part of this contract the Group CEO receives a basic salary of €1.2m p.a. (effective since FY24). From FY24 his maximum annual bonus was reduced to 50% of basic pay (previously 100%). In line with best practice, MOL does not receive any pension benefits. This contract extended the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to FY28 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. If these targets are not achieved, these share options will lapse and MOL will receive nothing other than his basic salary and annual bonus. A final vesting condition is that these options will lapse should MOL leave the Ryanair Group’s employment on/before the end of July 2028.

Staff and Labor Relations

The following table sets forth the details of Ryanair’s team (including all Group airlines) at each of March 31, 2025, 2024 and 2023:

	Number of Staff at March 31,
Classification	2025	2024	2023
Operations	24,426	25,703	21,146
Sales, management and support	1,526	1,373	1,115
Total	25,952	27,076	22,261

Ryanair Group airlines have concluded Collective Labor Agreements (“CLAs”) with trade unions in most of their major markets. Ryanair will continue to defend its existing high productivity business model. Ryanair believes that existing terms and conditions for both pilots and cabin crew are industry leading among European low-cost operators with competitive pay, advantageous fixed rosters, outstanding promotional opportunities, and a wide choice of base locations across Europe.

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft type flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline’s growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers, and mechanics within the EU and the UK, supplemented through traineeships, to satisfy Ryanair’s anticipated future needs in the areas of flight operations, maintenance and quality control. Ryanair has also been able to supplement its pool of pilots and cabin crew through the limited use of contract agencies. These contract pilots and cabin crew are included in the table above.

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

Ryanair Holdings’ plc shareholders have approved a number of share-based remuneration plans for employees and Directors including Share Option Plan 2013 and LTIP 2019 (which replaced Option Plan 2013 for share based remuneration granted after the 2019 AGM). Ryanair Holdings has granted share-based remuneration to several of its senior managers. For details of all outstanding share options, see “Item 10. Additional Information — Options to Purchase Securities from Registrant or Subsidiaries.”

Compensation recovery

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

As of March 31, 2025, there were 1,063,868,001 Ordinary Shares outstanding. As of that date, 222,072,240 ADRs, representing 444,144,480 Ordinary Shares, were held of record in the United States by 46 holders, and represented in the aggregate 42% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

As of March 31, 2025, there were 1,063,868,001 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes holdings of those shareholders holding 3% or more of the Ordinary Shares as of March 31, 2025, March 31, 2024 and March 31, 2023.

	As of March 31, 2025		As of March 31, 2024		As of March 31, 2023
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital Group	138,163,341	13.0%	140,769,464	12.3%	62,310,109	5.5%
HSBC Holdings PLC	116,323,327	10.9%	96,561,856	8.5%	88,611,652	7.8%
Parvus Asset Management Europe	100,012,268	9.4%	81,374,943	7.1%	45,532,192	4.0%
BNP PARIBAS	84,683,893	8.0%	79,917,192	7.0%	—	—
MFS	58,512,740	5.5%	46,399,853	4.1%	49,646,209	4.4%
Baillie Gifford	50,982,025	4.8%	67,571,625	5.9%	67,437,688	5.9%
Michael O’Leary	44,099,892	4.1%	44,099,892	3.9%	44,096,725	3.9%
Fidelity	37,231,959	3.5%	66,359,213	5.8%	48,099,289	4.2%
Rothschild & Co	35,135,269	3.3%	—	—	—	—
Société Générale SA (SG SA)	—	—	67,181,217	5.9%	—	—
Bank of America Corporation	—	—	36,575,999	3.2%	—	—
AKO Capital	—	—	34,433,901	3.0%	58,367,069	5.1%
Harris Associates	—	—	—	—	41,063,200	3.6%
Causeway Capital Management	—	—	—	—	46,214,550	4.1%

As of March 31, 2025, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 44,774,182 Ordinary Shares, representing approximately 4% of Ryanair Holdings’ outstanding Ordinary Shares as of such date.

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 26 to the consolidated financial statements) in the three fiscal years ending March 31, 2025 or in the period from March 31, 2025 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal State aid. In many cases, the European Commission has concluded that the agreements did not constitute State aid. In other cases, Ryanair has successfully challenged the European Commission findings that there was State aid. In 2014, the European Commission announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of State aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed these “aid” decisions to the EU General Court. In 2018, the EU General Court upheld the European Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed the negative rulings to the Court of Justice of the EU, but in December 2019 Ryanair discontinued the appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport has been discontinued following the European Commission’s withdrawal of its decision in March 2023 as a result of a General Court ruling in a related case.  In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU and received a ruling in November 2023 where the European Commission’s finding was upheld. In August 2019, the European Commission announced findings of State aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision to the General Court and received a judgment in June 2023 upholding the European Commission’s finding.  Ryanair appealed the General Court judgment to the Court of Justice in August 2023, but discontinued the appeal in October 2024 as the Court indicated it would proceed without an oral hearing or Advocate General opinion. In July 2022, the European Commission announced a finding of State aid to Ryanair in its arrangements at La Rochelle airport, ordering Ryanair to repay approximately €8m of alleged aid. Ryanair appealed the La Rochelle “aid” decision to the General Court in November 2023 and expects a ruling during 2025. In September 2024, the European Commission announced a finding of State aid to Ryanair at Frankfurt (Hahn) airport relating to certain arrangements from 2003 – 2018, ordering Ryanair to repay approximately €14m of alleged aid. Ryanair appealed the Frankfurt (Hahn) aid decision to the General Court in February 2025.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, and Beziers. These investigations are ongoing (as is the European Commission’s re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 “aid” decision) and Ryanair currently expects that they will conclude in 2025, with any European Commission decisions appealable to the EU General Court.

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

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in Germany, Ireland, and the U.S. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary mark-ups on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as contractual and database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, which may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies and closed corporate travel booking platforms. In addition, Ryanair offers Direct Distribution Agreements (DDAs) to online travel agents (OTAs). DDAs align with Ryanair’s exclusive online distribution model while allowing OTAs access to Ryanair’s price, flight, timetable and ancillary data for the purpose of display only on the OTA websites. The passenger can purchase accurately priced Ryanair flights and ancillary products and is brought to Ryanair.com to confirm their purchase. The Company has received favorable rulings in France, Germany, Czech Republic, Ireland, Italy, the Netherlands and the U.S., and unfavorable rulings in Germany, Czech Republic, Spain, France, Switzerland, the UK and Italy. Following a positive decision in Ireland in November 2023, whereby the Irish High Court found that Flightbox, a screen scraper, was bound by the Terms of Use of the Ryanair website and, as such, granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website, Ryanair was approached by a number of OTAs, including On The Beach (OTB), Lastminute and Kiwi with whom Ryanair have been in litigation with for several years. OTB, Lastminute and Kiwi each signed DDAs which culminated in the cessation of all extant legal proceedings between the parties. However, pending the outcome of the legal proceedings that remain ongoing, or which may be initiated in the future, or of competition authority investigations (such as the one launched by the Italian AGCM in September 2023, outlined in “Item 4. Information on the Company—GOVERNMENT REGULATION—Regulation of competition.”), and if Ryanair were to be ultimately unsuccessful in any of them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels, travel insurance, etc. Also, some business may be lost to the Company once potential customers are presented by a screenscraper website with a Ryanair fare or a fee for an ancillary product such as checked baggage or priority boarding inflated by the screen scraper’s intermediary fee. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website”.

Consumer Law Proceedings. In mid-2023, the Spanish Ministry of Consumer Affairs launched sanctioning proceedings against Ryanair and several other airlines regarding cabin baggage and other customer policies. The Company filed submissions with the Ministry explaining that its policies are fair, necessary for operational and safety purposes, and fully transparent. In May 2024, the Ministry proposed to order the discontinuation of these policies and imposition of substantial fines on Ryanair and other airlines. In November 2024, the Minister of Consumer Affairs decided to impose fines of approx. €170m on several airlines, including €107m on Ryanair, and to order discontinuation of the cabin baggage and several other customer policies. Ryanair and other airlines are appealing this decision before Spanish courts, as well as seeking a suspension of the discontinuation order and of the fines pending appeals. The decision on Ryanair’s request for suspension is expected in mid-2025. Pending this decision, the Minister’s decision is not enforceable. Ryanair intends to fully defend its position with reference to its rights under Spanish and EU law, as well as positive court rulings in similar matters (in Spain and other countries), but the outcome of these proceedings cannot be guaranteed.

Data Protection Commission Inquiry. In October 2024, the Irish Data Protection Commission launched an inquiry into Ryanair’s booking verification process. The inquiry relates to Ryanair’s requirement that passengers verify their details where bookings raise suspicions that passenger contact or payment details were withheld from Ryanair by an unauthorized intermediary and replaced with single use (virtual) contact or payment details. Ryanair has engaged with the Data Protection Commission in respect of the inquiry, explaining that its verification requirement is designed to ensure compliance with safety and security protocols, and that the process of verification fully complies with the requirements of the GDPR. The inquiry is expected to take at least 1 year and while Ryanair is confident in its position, the Data Protection Commission may ultimately find that the verification process has not fully complied with the GDPR, which could lead to the imposition of a substantial fine.

Dividend Policy

Under the Group’s current dividend policy, Ryanair plans to return approximately 25% of prior-year Profit After Tax (adjusted for non-recurring gains or losses) by way of ordinary dividend to our shareholders. An ordinary dividend of €0.223 per share was paid in February 2025 and a final dividend of €0.227 per share was declared (payable after 2025 AGM approval). Additionally, the Board, taking into account prevailing market conditions and ensuring that the Group retains a prudent level of cash to fund debt and capex requirements will retain the flexibility to consider, when or if appropriate, the return of surplus cash to shareholders through special distributions (including dividends and/or share buybacks).

Share Buyback Program

From FY08 to FY21, under multiple share buyback programs, the Group repurchased over 467m shares (including Ordinary Shares underlying ADRs) at a total cost of almost €5bn.

In May 2024, the Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024. Under these two programs, the Company bought back approximately 77m shares at a total cost of just under €1.5bn during FY25. Repurchased shares during FY25 were equivalent to approximately 7% of the Company’s issued share capital at March 31, 2024. All shares purchased under the share buyback program are cancelled.

See “Item 9. The Offer and Listing—Trading Markets” below for further information regarding share buybacks.

SIGNIFICANT CHANGES

In May 2025, the Board approved a follow-on €750m share buyback program (including Ordinary Shares underlying ADRs), which will likely run for the next 6 – 12 months.

Item 9. The Offer and Listing

TRADING MARKETS

The primary market for Ryanair Holdings’ Ordinary Shares is Euronext Dublin. The Ordinary Shares were first listed for trading on the Official List of Euronext Dublin in June 1997.

Ryanair’s ADSs are traded on NASDAQ. During FY25, the Board approved a change to the ADS ratio so that one ADS is now equal to two Ordinary Shares, a 2:1 ratio (previously 5:1).

The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs.

Ryanair Holdings’ shares trade under the following stock symbols:

Euronext Dublin	RYA

NASDAQ	RYAAY

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 46, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

Since June 2001 Ryanair has not allowed conversion of Ordinary Shares into new ADSs (i.e., the books for issuances of new ADSs remain closed) so as to ensure that its ADS program does not grow to a level that could jeopardize EU airline licenses held by the Company’s subsidiaries (the Ryanair Holdings ADS program currently accounts for over 40% of the Company’s issued share capital and is the largest amongst EU airlines). Following the Company’s decision on March 7, 2025 to lift purchase restrictions on non-EU nationals in respect of Ordinary Shares, both EU and non-EU nationals who wish to convert their ADSs into Ordinary Shares can do so by surrendering their ADSs at the depositary and withdrawing the Ordinary Shares represented thereby. Once withdrawn, holders will not be able to re-convert their Ordinary Shares into new ADSs. See “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals” for additional information.

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted above. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares (all shares repurchased are cancelled):

Fiscal year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	467.2	4,825.7
2022	—	—
2023	—	—
2024	—	—
2025	77.5	1,481.7
Period through April 7, 2025 (completion)	1.0	18.3
Total	545.7	6,325.7

At an EGM of Shareholders held in April 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of March 31, 2025, the total number of options over Ordinary Shares outstanding under the Company’s Option Plan 2013 was 16.2m, representing approximately 1.5% of the Company’s issued share capital at that date. As of March 31, 2025, the total number of conditional share awards outstanding under the Company’s LTIP 2019 was 1.5m, representing approximately 0.1% of the Company’s issued share capital at that date. 16m options and all conditional shares referred to above had not yet vested at March 31, 2025.

Item 10. Additional Information

Description of Capital Stock

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2025, a total of 1,063,868,001 Ordinary Shares were outstanding.

In February 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, with a par value of 1.27 euro cent, was split into two new Ordinary Shares, with a par value of 0.635 euro. In October 2015, the Company completed a capital reorganization which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8m ordinary shares to 1,319.3m as at that date. The par value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro cent each under the reorganization. All ‘B’ Shares and Deferred Shares issued in connection with the B scheme were either redeemed or cancelled during FY16 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders subject to limitations described under Item 10. Additional Information”—Limitations on Share Ownership by Non-EU Nationals”.

Options to Purchase Securities from Registrant or Subsidiaries

During FY14, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s 2013 AGM (referred to herein as “Option Plan 2013”), under which all employees and Directors were eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with FY14 (Option Plan 2013 was replaced by LTIP 2019 following shareholder approval at the 2019 AGM – see details below). Options are subject to at least a 5-year performance period. Under the rules of Option Plan 2013, no option is capable of being exercised after the tenth anniversary of the date of grant. The Remuneration Committee (“Remco”) has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax (“PAT”) figures for each of the financial years of the performance period and/or certain share price targets. The grants also typically include retention vesting conditions.

During FY19, 102 managers and 5 existing Non-Executive Board Members (NEDs) were granted 10m share options, in aggregate (of which a cumulative 0.25m related to NEDs), at a strike price of €11.12. Approximately 3.8m of these options have lapsed and the NED option grants vested in FY24 (and are exercisable between September 30, 2024 and February 7, 2026). In FY24, the vesting date and ambitious performance targets on approximately 5.9m of these options were amended to align with the revised dates and targets agreed for Mr. O’Leary’s 10m share options grant below. In December 2022 Mr. O’Leary agreed to the extension of his contract as Group CEO to July 2028 (previously July 2024). This new contract extends the vesting period for the 10m share options granted to Mr. O’Leary in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to financial year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. Additionally, options will lapse should the recipients leave the Ryanair Group’s employment on/before the end of July 2028.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan (“LTIP 2019”), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by Remco (with the assistance of Deloitte) of the Company’s remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company’s strategic objectives and aligned with external views on executive compensation. Awards to employees under LTIP 2019 are ordinarily in the form of performance-based shares (“conditional shares”) with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 also includes the ability to make awards of share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group’s executive management team. NEDs are not eligible to receive share option or performance-based share awards under LTIP 2019. LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management. In aggregate, in any ten-year period, the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. Remco has determined that Mr. O’Leary will not be eligible to participate in LTIP 2019 grants until after the vesting period for his 2019 share options grant has elapsed.

The aggregate of 16.2m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of March 31, 2025 under Option Plan 2013 represent approximately 1.5% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 10.2m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. Only 0.2m of total options outstanding at March 31, 2025 had vested. For further information, see Notes 14 and 18 to the consolidated financial statements included herein.

Remco (as a management retention tool) has granted (as yet unvested) conditional shares (approximately 1.5m in aggregate) under LTIP 2019 to over 80 managers (excluding the Group CEO and NEDs) in FY23 and FY24. The market value of such grants ranged between approximately 20% and 100% of base salary for participants (at the lower end of potential allocations). These conditional shares have a 3-year vesting period, with at least a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) ambitious cumulative Group traffic targets (50% weighting) are achieved over the 3-year vesting period; (ii) Ryanair’s Total Shareholder Return (30% weighting) outperforms a peer group including Air France/KLM, EasyJet, IAG, Southwest Airlines & Wizz over the 3-year vesting period; (iii) Ryanair’s CDP environmental protection score (20% weighting) improves from a “B“ rating to an “A-“ or better rating over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group for a period of approximately 3 years from the date of grant. In FY24, 9 of the existing NEDs were granted 3,984 ordinary shares each under LTIP 2019 and in FY25, 12 of the existing NEDs were granted 2,501 ordinary shares each under LTIP 2019. These grants are not subject to performance targets, vest at the end of May 2026 and May 2028, respectively, and further align NED interests with those of long-term Shareholders.

The Board may decide, at any time prior to the vesting of the LTIP awards, to impose further conditions on the awards and/or reduce the award (malus) or, in respect of awards to directors or executives, recover value from the participant following the vesting of an award (clawback). Further, the Board adopted an additional clawback policy in accordance with the new NASDAQ clawback rules as approved by the Securities and Exchange Commission, effective November 30, 2023. This policy has been acknowledged and accepted by Ryanair’s executive officers.

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

Material Contracts

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five-year period originally due to commence in FY20 (the “2014 Boeing Contract”). This agreement was approved by shareholders at an EGM of the Company in November 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021 and the Group had 176 of these aircraft in its fleet at March 31, 2025.

In May 2023, the Group entered into an agreement with The Boeing Company to purchase up to 300 new Boeing 737 MAX-10 aircraft (150 firm orders and 150 aircraft subject to option) from calendar 2027 to 2033 (inclusive). This agreement was approved by shareholders at the Company’s AGM in September 2023. The value of the 150 firm Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract is over U.S.$10.6bn at standard list price of U.S.$135m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

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

In accordance with its Articles, Ryanair Holdings maintains a separate register (the “Separate Register”) of Ordinary Shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as “Affected Shares” in the Articles). Interest in this context is widely defined and includes any interest held through ADSs, through Belgian law rights in the Euroclear Bank settlement system, or through CREST Depositary Interests, in each case in the Ordinary Shares of Ryanair Holdings underlying the relevant ADSs, Belgian law rights or CREST Depositary Interests. The Directors can require relevant parties to provide them with information to enable a determination to be made by the Directors as to whether Ordinary Shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the Directors can, at their discretion, determine that Ordinary Shares are to be treated as Affected Shares. Registered holders of Ordinary Shares are also obliged to notify the Company if they are aware that any Ordinary Share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADSs, the Directors can treat all of the relevant shares represented thereby as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an “Intervening Act”) has taken place, (ii) the Company (or any subsidiary) receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended, (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of Ordinary Shares or (iv) an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the Directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any Directors or change the chairman of the Board of Directors, (ii) identify those Ordinary Shares, ADSs or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, ADSs, or Affected Shares as Restricted Shares (see below) or (iii) set a “Permitted Maximum” on the number of Affected Shares that are not subject to any restrictions under Article 41 which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADSs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below).

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular shareholder or shareholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, and/or (ii) treat such number of Affected Shares (or ADSs representing Affected Shares) held by any particular shareholder or shareholders as they consider necessary (which could include all of such Affected Shares or ADSs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR evidencing any ADS, which is to be treated as a Restricted Share. Holders of Restricted Shares may be deprived of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADSs. Holders of Restricted Shares may also be required to dispose of the Ordinary Shares or ADSs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADSs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer and sell such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the Directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Shareholders are also obliged to notify Ryanair Holdings if they are aware that any shares which they hold ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADSs need not complete a nationality declaration because the Directors automatically treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations (or such other evidence as the Directors may require) in order to establish to the Directors’ satisfaction that the Ordinary Shares underlying such holder’s ADSs are not Affected Shares. Holders of interests in Ordinary Shares through Belgian law rights in the Euroclear system or CREST Depositary Interests in the CREST system must complete a nationality declaration in accordance with the processes and procedures of Euroclear Bank and Euroclear UK & International respectively.

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

The Permitted Maximum is currently set at 49.9%. This maximum level refers to Affected Shares that are not subject to any restrictions under Article 41. Consequently, following the Company’s decision to disapply voting rights in respect of all Affected Shares (i.e. non-EU held Ordinary Shares and ADSs) from January 1, 2021, the Permitted

Maximum is not currently a relevant constraint. The Permitted Maximum can be reduced at any time if it becomes necessary for the Directors to exercise their powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADSs are listed. The relevant notice will specify the provisions of the Articles that apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The Directors shall publish information as to the number of shares held by EU nationals annually.

In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs during such suspension, and there can be no assurance that the suspension will ever be lifted. As a further measure to increase the percentage of Ordinary Shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of interests in Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national purchaser. The Restricted Share Notice compelled non-EU national purchaser to sell the interests in Affected Shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder did not sell its interests in Ordinary Shares to an EU national within the specified time period, the Company could then compel such a sale. As a result, non-EU nationals were effectively barred from purchasing Ordinary Shares for as long as these restrictions remained in place.

In order to protect the operating licenses held by the Company’s EU airlines and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or “hard” Brexit, on March 8, 2019 the Board resolved that with effect from the date on which UK nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 all Ordinary Shares and ADSs held by or on behalf of non-EU (including UK) nationals would be treated as Restricted Shares. Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares are not entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles of Association. Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the Company confirmed that the chairman will not vote any Restricted Shares at any meeting of the Company. UK nationals were not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021.

In December 2021, the Company delisted from the London Stock Exchange (“LSE”). Trading on the LSE as a percentage of overall trading volume in Ryanair’s Ordinary Shares reduced materially during 2021 such that the volume no longer justified the costs related to such listing and admission to trading. Moreover, delisting from the LSE consolidated trading liquidity to one regulated market in Europe for the benefit of all shareholders.

As an additional measure to manage the Company’s EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADSs for up to 5% of the issued share capital of the Company traded on Nasdaq. This authority (which in 2017 was increased to 10%, and in 2024 was increased to 15%, of the issued share capital of the Company traded on Nasdaq) was renewed at each subsequent Annual General Meeting up to and including the September 2024 meeting.

On September 12, 2024 the Company announced that, in anticipation of reaching the threshold of 50% of issued share capital being held by EU nationals, the Company would undertake a review of its ownership and control restrictions, including engagement with investors and regulators, with a view to potentially varying the current approach in a manner that continues to ensure compliance with EU Regulation 1008/2008 (the “O&C Review”).

The Company announced on March 7, 2025 that the O&C Review had been completed and that the Board had resolved that it is in the best interest of the Company and shareholders as a whole to:

1)	discontinue the purchase restrictions with immediate effect;

2)	continue to apply the voting restrictions in respect of all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including UK nationals);

3)	update the market as appropriate on the proportion of the Company’s issued share capital held by EU nationals; and

4)	if required, reintroduce the purchase restrictions at an appropriate time to ensure that the proportion of the Company’s issued share capital held by EU nationals is at least 20%.

The Company also confirmed on March 7, 2025 that for the avoidance of doubt:

–	both EU and non-EU nationals can now invest in the Company via Ordinary Shares listed on Euronext Dublin and/or ADSs listed on Nasdaq;

–	those who have received Restricted Share Notices which require them to dispose of their Restricted Shares were no longer required to comply with such disposal instructions;

–	the voting restrictions will continue to apply until such time as the Board of the Company determines that it is possible to vary or remove such restrictions without there being any risk to the airline licenses held by the Company’s subsidiaries pursuant to EU Regulation 1008/2008;

–	notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the chairman will not vote any Restricted Shares at any meeting of the Company; and

–	the Board shall retain its ability to utilize all of the powers available under the Company’s Articles of Association in the face of any risk to the airline licenses held by the Company’s subsidiaries pursuant to EU Regulation 1008/2008.

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADSs. See also “Item 3. Key Information—Risk Factors–Risks Related to Ownership of the Company’s Ordinary Shares or ADSs—EU Rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals” above.

At the Company's financial year end (March 31, 2025) 47% of its issued share capital was held by EU nationals. As a result of the measures introduced by the Company on January 1, 2021 to ensure compliance with EU ownership and control requirements applicable to its EU airline subsidiaries, EU nationals are entitled to exercise 100% of the voting rights in Ryanair Holdings PLC.

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

The Irish Department of Finance had sought to introduce a Dividend Withholding Tax Real-Time Reporting system from January 2021. Under this system, Irish resident companies would be required to obtain tax reference numbers from shareholders in advance of making a distribution. A public consultation process between stakeholders, shareholders and representative bodies with the Irish Revenue Commissioners ran between October 2019 and March 2020, the outcomes of which have yet to be published. One of the main areas of concern raised was regarding the practicality of managing such a system in respect of listed companies who have a large and diverse base of international investors. In May 2020, having regard to the scale of the challenge facing the industry in preparing for the transfer of the Irish equities market to a new settlement system by March 2021, and business challenges and disruption caused by the Covid-19 pandemic, the Irish Revenue Commissioners postponed the planned introduction of the Real-Time Reporting System from January 2021 until an undefined later date. In March 2021 Irish Revenue stated that they will engage with stakeholders in advance of the resumption of the change management program and will ensure that adequate time is allocated to the delivery of any development work associated with Dividend Withholding Tax real-time reporting. Irish Revenue have not made any further statements on the issue.

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

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADRs will be within the charge to Irish Capital Acquisitions Tax (“CAT”) notwithstanding that the donor or the donee / successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 33% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2023 and 2024 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not expect to be a PFIC for its 2025 taxable year.

Dividends received by U.S. Holders generally will constitute foreign source and “passive category” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Irish taxes withheld at the appropriate rate from cash dividends on the Ordinary Shares or ADRs may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). As a result of requirements adopted by the IRS in regulations promulgated in December 2021, Irish dividend withholding taxes generally will need to satisfy certain additional requirements in order for a credit to be allowed.

In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the U.S.-Ireland Income Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Irish tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Irish dividend withholding tax is uncertain and, accordingly, no assurance can be given that any Irish withholding tax will be creditable. If the Irish dividend withholding tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Irish tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The temporary guidance discussed above also indicated that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. Given the added complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

General

Ryanair is exposed to market risks relating to fluctuations in commodity prices, carbon pricing, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, carbon pricing, interest rate and foreign exchange rate fluctuations on the Company’s earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including currency forwards, jet fuel forward swap contracts and carbon contracts. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair’s exposure to commodity price, carbon pricing, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

In executing its risk management strategy, Ryanair currently enters into forward swap contracts for the purchase of some of the jet fuel (jet kerosene) and carbon forward contracts for some of the carbon allowances, that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. In the past, Ryanair has entered into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, however given the insignificant amount of debt held at floating interest rates, no such contracts were in place at March 31, 2025. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. If a counterparty was to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s exposure and hedging (where applicable) in relation to fuel, carbon, foreign currencies and interest rates, and analyze the sensitivity of the market value, earnings and cash flows of its financial instruments to hypothetical changes in commodity prices, carbon prices, interest rates and exchange rates as if these changes had occurred at March 31, 2025. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

Fuel Price Exposure and Hedging

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 42% and 45% of such expenses in FY25 and FY24, respectively). Fuel hedging is achieved via fuel forward swap contracts (and from time to time via fuel call options). In a fuel forward swap transaction Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price. In a fuel call option transaction, a counterparty provides Ryanair with the right, but not the obligation, to purchase a fixed price for a given quantity of jet fuel in exchange for the market price at a given date in the future.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward swap contracts covering periods of up to 12 to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—FY25 compared with FY24—Fuel and oil.” For FY25, Ryanair had entered into jet fuel forward swap contracts covering approximately 78% of fuel requirements (2024: 84%). As of March 31, 2025, the Company had entered into jet fuel forward swap contracts covering approximately 77% of its estimated requirements for the FY26 at prices equivalent to approximately U.S.$774 per metric ton and covering approximately 13% of its estimated requirements for the FY27 at prices equivalent to approximately U.S.$685 per metric ton. The Company has designated the fuel forward swap contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains or losses on outstanding forward swap contracts at March 31, 2025 and 2024, based on their fair values, amounted to a €201m loss and €190m gain (gross of tax), respectively. Based on Ryanair’s fuel consumption for FY25, a change of U.S.$1.00 in the average annual price per metric ton of jet fuel (before the impact of derivatives) would have caused a change of approximately €1m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the company’s results.”

Under IFRS, the Company’s fuel forward swap contracts are treated as cash flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In FY25, the Company recorded a negative fair-value adjustment of €176m (net of tax), and in FY24, the Company recorded a positive fair-value adjustment of €166m (net of tax) within other comprehensive income in respect of jet fuel forward swap contracts.

Carbon Exposure and hedging

Ryanair engages in carbon hedging transactions in relation to obligations arising under the EU and UK Emission Trading Schemes. This hedging is achieved via forward contracts. As of March 31, 2025, the Company had entered into forward carbon hedging contracts covering approximately 85% of its estimated requirements for the FY26 at prices equivalent to approximately €64 per allowance respectively. The Company has designated the carbon forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of carbon price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in carbon market prices. The unrealized loss on outstanding carbon forward agreements at March 31, 2025, based on their fair values, amounted to €4m. Based on Ryanair’s ETS exposure for FY25, a change of €1.00 in the average ETS allowance price per CO2 ton would have caused a change of approximately €10m in Ryanair’s carbon costs.

In FY25, the Group recognized a cost associated with the purchase of carbon credits in the income statement within ‘Fuel and oil’ of approximately €822m (2024: €690m).

Foreign Currency Exposure and Hedging

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the UK pound sterling. The euro and the UK pound sterling accounted for approximately 66% and 22%, respectively, of Ryanair’s total revenues in FY25 (FY24: 67% and 22% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, UK pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating cash flows in UK pound sterling. Ryanair may choose to sell surplus UK pound sterling cash flows for euro after satisfying its UK pound sterling obligations.

Hedging associated with the income statement. In FY25 and FY24, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2025, the total unrealized gain relating to these contracts amounted to approximately €80m, compared to a €86m total unrealized gain at March 31, 2024.

Under IFRS, these foreign currency forward contracts are treated as cash flow hedges of forecast U.S. dollar purchases to address the risks arising from U.S. dollar exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged.

Hedging associated with the balance sheet. In prior years, the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar-denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar-denominated floating rate borrowings. Cross currency interest rate swaps were primarily used to convert a portion of the Company’s U.S. dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and were set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These cross currency interest rate swaps matured in FY24.

Hedging associated with capital expenditures. During FY25 and FY24, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts and capital maintenance, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2025, the total unrealized gain relating to these contracts amounted to €7m, compared to €57m unrealized gain at March 31, 2024.

Under IFRS, the Company generally accounts for these contracts as cash flow hedges. Cash flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has found these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2025 would have a positive impact of €77m on the income statement (net of tax) (2024: €77m; 2023: €46m) and a negative impact of €63m on the income statement (net of tax) (2024: €63m; 2023: €38m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €518m impact (net of tax) on equity if the rate fell by 10% and a negative €424m impact (net of tax) if the rate increased by 10% (2024: €501m positive or €410m negative; 2023: €677m positive or €544m negative).

INterest Rate Exposure

In the past, Ryanair has entered into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, however given the insignificant amount of debt held at floating interest rates, no such contracts were in place at March 31, 2025.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2025, a plus one percentage point movement in interest rates would result in a respective increase of approximately €3m (net of tax) in net finance income (2024: increase in net finance expense of €42m; 2023: increase in net finance expense of €92m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €53m in net finance income in the income statement (2024: decrease in net finance expense of €16m; 2023: decrease in net finance expense of €49m;) and a nil increase or decrease in equity (2024: nil 2023: nil).

Item 12. Description of Securities Other than Equity Securities

Ryanair’s ADSs are traded on NASDAQ. During FY25, the Board approved a change to the ADS ratio so that one ADS is now equal to two Ordinary Shares, a 2:1 ratio (previously 5:1).

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

Persons depositing or withdrawing ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.015 (or less) per ADS.	Any cash distribution to the holder of the ADSs.

$0.02 (or less) per ADS per calendar year.	Depositary services.

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed by the issuer to the holders of common securities, which are distributed by the depositary to ADS holders.

Registration or transfer fees.	Transfer and registration of shares on Ryanair’s share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraws common shares.

Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided for in the deposit agreement).

Expenses of the depositary in converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common shares underlying ADSs (for example, stock transfer taxes, stamp duty or withholding taxes).	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

Reimbursement of Fees

From April 1, 2024 to March 31, 2025 the Depositary collected annual depositary services fees equal to approximately U.S.$5m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2025, under the supervision and with the participation of the Company’s management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2025, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on

the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2025.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during FY25 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, audited the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2025, as stated in their report which appears in “Item 18. Financial Statements”.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Geoff Doherty qualifies as “Audit Committee financial expert” within the meaning of Item 16A of Form 20-F. Mr. Doherty is independent for purposes of the listing rules of NASDAQ.

Item 16B. Code of Ethics

The Company has adopted a broad Code of Business Conduct and Ethics and an Anti-bribery and Corruption (“ABAC”) policy that meets the requirements for a “code of ethics” as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics and the ABAC policy applies to the Company’s Group CEO, Group CFO, Chief Accounting Officer, controller and persons performing similar functions, as well as to all of the Company’s other officers, Directors and employees. The Code of Business Conduct and Ethics and ABAC policy is available on Ryanair’s website at https://investor.ryanair.com (information appearing on the website is not incorporated by reference into this Annual Report). The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics or the ABAC policy that apply to its Group CEO, Group CFO, Chief Accounting Officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. Principal Accountant Fees and Services

Our independent registered public accounting firm is PricewaterhouseCoopers (“PwC”), Dublin, Ireland, PCAOB Auditor Firm ID: 01366.

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors during FY25 and FY24:

	Year ended March 31,
	2025	2024
	€M	€M
Audit fees	1.1	0.9
Audit related fees	0.0	0.2
All other	0.2	—
Tax fees	0.1	0.1
Total fees	1.4	1.2

Audit fees in the above table are the aggregate fees billed or billable by PwC in connection with the audit of the Company’s annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in FY25.

	Total Number of	Average Price
	Ordinary Shares	Paid Per
Month / Period	Purchased	Ordinary Share
	M	€
April 1, 2024 to April 30, 2024	—	—
May 1, 2024 to May 31, 2024	4.4	20.77
June 1, 2024 to June 30, 2024	8.6	19.49
July 1, 2024 to July 31, 2024	17.4	17.70
August 1, 2024 to August 31, 2024	9.4	16.27
September 1, 2024 to September 30, 2024	7.9	18.35
October 1, 2024 to October 31, 2024	5.3	18.90
November 1, 2024 to November 30, 2024	4.2	20.05
December 1, 2024 to December 31, 2024	3.0	20.81
January 1, 2025 to January 31, 2025	7.3	20.95
February 1, 2025 to February 28, 2025	7.0	21.82
March 1, 2025 to March 31, 2025	3.0	21.01
Total (Year-end)	77.5	19.10
Period through April 7, 2025 (completion)	1.0	18.31

The Ordinary Share purchases in the table above have been made pursuant to publicly announced programs and consist of open-market transactions conducted within defined parameters pursuant to the Company’s repurchase authority from shareholders granted via a special resolution.

See “Item 8. Financial Information—Other Financial Information—Share Buyback Program” and “Item 9. The Offer and Listing—Trading Markets” for further information regarding the Company’s Ordinary Share buyback programs, pursuant to which all of the shares purchased by the Company were purchased.

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

The Company’s cybersecurity program is designed to detect, respond to, and recover from cybersecurity threats and risks, and protect the confidentiality, integrity, and availability of its information systems, including the information residing on such systems. The program utilises guidance drawn from the U.S. National Institute of Standards and Technology Cybersecurity Framework to set the cybersecurity agenda and prioritise cybersecurity activities. The strategies employed by the program, among others, include:

●	the application of policies and procedures designed to comply with data security and privacy obligations;
●	the implementation of administrative, technical, and physical controls;
●	the utilisation of a Security Operations Centre that conducts ongoing monitoring of networks and systems for potential signs of suspicious activity;
●	the requirement that staff complete cybersecurity training, which is updated as new technology, security and privacy issues emerge;
●	the tracking of key performance indicators and cybersecurity metrics to evaluate existing cybersecurity controls and practices;
●	maintaining a cybersecurity incident response plan to respond to cybersecurity incidents, which includes standard processes for reporting, escalating and recommending remediation actions for cybersecurity incidents to senior management; and
●	conducting periodic simulated cybersecurity scenarios to provide hands-on training and test the preparedness of the team to deal with cybersecurity threats.

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

The Head of Information Security has approximately 30 years of IT experience across manufacturing, banking and aviation, including 13 years of cybersecurity experience. He holds the following relevant qualifications:

●	BSc Information Technology
●	CISSP (Certified Information Systems Security Professional)
●	CISM (Certified Information Security Manager)
●	CEH (Certified Ethical Hacker)

For details of the CTO’s experience, please see “Item 6. Directors, Senior Management and Employees — Senior Management”.

Risks from Material Cybersecurity Threats

During FY25, the Company reported no material cybersecurity incidents affecting the confidentiality, integrity, or availability of data or systems. There are no identified risks from known cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its operations, business strategy, results of operations, or financial condition. For a detailed discussion of the Company’s cybersecurity related risks, see “Item 3. Key Information—Risks related to the Company—Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks”.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries as at March 31, 2025, March 31, 2024 and March 31, 2023	F-4

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2025, March 31, 2024 and March 31, 2023	F-5

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2025, March 31, 2024 and March 31, 2023	F-6

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2025, March 31, 2024 and March 31, 2023	F-7

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2025, March 31, 2024 and March 31, 2023	F-8

Notes	F-9

Item 19. Exhibits

1.1

Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 24, 2023 (Commission file No. 000-29304)).

2.1

Issue and Paying Agency Agreement, dated July 1, 2024, between Ryanair DAC, Ryanair Holdings as guarantor, Citibank N.A., London Branch as fiscal agent, Citibank Europe plc as registrar, the paying agents named therein and the transfer agents named therein.

2.2	Deed of Covenant, dated July 1, 2024, entered into by Ryanair DAC.

2.3	Deed of Guarantee, dated July 1, 2024, entered into by Ryanair Holdings as guarantor.

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1

Purchase Agreement No. 4258 between the Boeing Company and Aviation Finance and Leasing Limited (formerly known as Aviation Finance and Leasing S.a.r.l.) (a subsidiary of Ryanair DAC) relating to Model Boeing 737-MAX-200 aircraft, together with ancillary documents.

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
97.1

Compensation recovery policy of Ryanair Holdings plc (incorporated herein by reference to Exhibit 97.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on June 27, 2024 (Commission file No. 000-29304)).

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

Date: May 19, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ryanair Holdings plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Balance Sheet of Ryanair Holdings plc and its subsidiaries (the “Group”) as of March 31, 2025 and 2024, and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statement of Cash Flows for each of the three years in the period ended March 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Aircraft component- estimated useful lives and expected residual values

As described in Note 1 and 2 to the consolidated financial statements, at March 31, 2025, the Group had €10.92 billion of property, plant and equipment long-lived assets, of which €10.67 billion were aircraft related. Aircraft related depreciation amounted to €1.1 billion. The Group evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information. The Group's estimate of each aircraft’s residual value is 15% of the market value on delivery, based on independent valuations and actual aircraft disposals during prior periods. Each aircraft’s useful life is determined to be 23 years.

The principal considerations for our determination that performing procedures relating to Aircraft component- estimated useful lives and expected residual values is a critical audit matter are (i) the significant judgement by management when determining the estimated useful lives and residual values assumptions; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the estimated useful lives and expected residual values.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of the estimated useful lives and residual values. These procedures also included, among others, (i) testing management’s process for determining the estimated useful lives and residual values; (ii) testing the completeness and accuracy of underlying data used by management in their assessment and (iii) evaluating the reasonableness of the estimated useful lives and expected residual values assumptions. Evaluating management’s assumptions related to estimated useful lives and residual values involved evaluating whether the assumptions used were reasonable considering a) recommendation provided by the aircraft manufacturer, b) the age profile of the aircraft and the Group’s aircraft renewal programme, c) third party valuations obtained from an independent appraiser, d) the Group’s historical experience with aircraft disposals and e) other external market data.

/s/ PricewaterhouseCoopers

Dublin, Ireland

May 19, 2025

We have served as the Group’s auditor since 2022.

Consolidated Balance Sheet

		At March 31,
		2025	2024	2023
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	10,923.7	10,847.0	9,908.9
Right of use assets	3	148.5	166.5	209.1
Intangible assets	4	146.4	146.4	146.4
Derivative financial instruments	11	15.4	3.3	54.6
Other assets	6	261.7	183.2	168.9
Deferred tax	12	1.6	2.1	6.6
Total non-current assets		11,497.3	11,348.5	10,494.5
Current assets
Inventories	5	4.6	6.2	6.0
Other assets	6	1,850.7	1,275.4	878.6
Trade receivables	7 & 11	73.5	76.4	59.7
Derivative financial instruments	11	94.4	349.5	292.1
Restricted cash	8 & 11	23.1	6.4	19.5
Financial assets: cash > 3 months	11	100.1	237.8	1,056.2
Cash and cash equivalents	11	3,863.3	3,875.4	3,599.3
Total current assets		6,009.7	5,827.1	5,911.4
Total assets		17,507.0	17,175.6	16,405.9
Current liabilities
Provisions	13	53.5	46.0	19.8
Trade payables	9	702.0	792.2	1,065.5
Accrued expenses and other liabilities	10	6,179.4	5,227.6	4,783.5
Current lease liability	3	37.7	39.4	43.2
Current maturities of debt	11	848.4	50.0	1,056.7
Current tax	12	107.1	66.6	66.3
Derivative financial instruments	11	224.7	178.8	386.6
Total current liabilities		8,152.8	6,400.6	7,421.6
Non-current liabilities
Provisions	13	141.1	138.1	154.5
Derivative financial instruments	11	2.5	3.3	11.2
Deferred tax	12	377.1	362.0	159.3
Non-current lease liability	3	111.4	125.2	163.1
Non-current maturities of debt	11	1,685.2	2,532.2	2,853.2
Total non-current liabilities		2,317.3	3,160.8	3,341.3
Shareholders’ equity
Issued share capital	14	6.4	6.9	6.9
Share premium account	14	1,421.6	1,404.3	1,379.9
Other undenominated capital		4.0	3.5	3.5
Retained earnings		5,588.6	5,899.8	4,180.0
Other reserves	15	16.3	299.7	72.7
Shareholders’ equity		7,036.9	7,614.2	5,643.0
Total liabilities and shareholders’ equity		17,507.0	17,175.6	16,405.9

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
May 16, 2025

Consolidated Income Statement

		Year ended March 31,
		2025	2024	2023
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	16	9,229.8	9,145.1	6,930.3
Ancillary revenues	16	4,718.7	4,298.7	3,844.9
Total operating revenues	16	13,948.5	13,443.8	10,775.2
Operating expenses
Fuel and oil		(5,220.2)	(5,142.6)	(4,025.7)
Staff costs	17	(1,751.1)	(1,500.0)	(1,191.4)
Airport and handling charges		(1,683.5)	(1,484.5)	(1,240.5)
Depreciation	2 & 3	(1,214.4)	(1,059.5)	(923.2)
Route charges		(1,166.7)	(1,024.4)	(903.7)
Marketing, distribution and other		(878.4)	(757.2)	(674.4)
Maintenance, materials and repairs		(476.2)	(414.9)	(373.7)
Total operating expenses		(12,390.5)	(11,383.1)	(9,332.6)
Operating profit		1,558.0	2,060.7	1,442.6
Other income/(expense)
Finance expense	19	(66.5)	(83.0)	(76.8)
Finance and other income	19	290.5	144.8	42.4
Foreign exchange gain		2.4	5.5	34.3
Total other income/(expense)		226.4	67.3	(0.1)
Profit before tax		1,784.4	2,128.0	1,442.5
Tax expense	12	(172.8)	(210.9)	(128.7)
Profit for the year – all attributable to equity holders of parent		1,611.6	1,917.1	1,313.8

Basic earnings per ordinary share (€)	21	1.4631	1.6828	1.1557
Diluted earnings per ordinary share (€)	21	1.4549	1.6743	1.1529
Number of weighted average ordinary shares (in Ms)	21	1,101.5	1,139.2	1,136.8
Number of weighted average diluted shares (in Ms)	21	1,107.7	1,145.0	1,139.6

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
May 16, 2025

Consolidated Statement of Comprehensive Income

	Year ended March 31,
	2025	2024	2023
	€M	€M	€M
Profit for the year	1,611.6	1,917.1	1,313.8

Other comprehensive (loss)/income:

Items that will not be reclassified subsequently to profit or loss:
Net actuarial gain	—	6.6	—
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Effective portion of changes in fair value of cash-flow hedges	(156.5)	466.2	621.6
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(97.2)	(293.9)	(291.7)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(33.5)	62.2	(1,593.9)
Net movements in cash-flow hedge reserve	(287.2)	234.5	(1,264.0)

Total other comprehensive (loss)/income for the year, net of income tax	(287.2)	241.1	(1,264.0)
Total comprehensive income for the year – all attributable to equity holders of parent	1,324.4	2,158.2	49.8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
May 16, 2025

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other
	Ordinary	Share	Premium	Retained	Undenominated	Other Reserves	Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2022	1,134.6	6.8	1,328.2	2,880.9	3.5	1,295.4	30.5	5,545.3
Profit for the year	—	—	—	1,313.8	—	—	—	1,313.8
Other comprehensive loss
Net movements in cash-flow reserve	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total other comprehensive loss	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total comprehensive income/(loss)	—	—	—	1,313.8	—	(1,264.0)	—	49.8
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	4.1	0.1	51.7	(20.1)	—	—	—	31.7
Share-based payments	—	—	—	—	—	—	16.2	16.2
Transfer of exercised and expired share based awards	—	—	—	5.4	—	—	(5.4)	—
Balance at March 31, 2023	1,138.7	6.9	1,379.9	4,180.0	3.5	31.4	41.3	5,643.0
Profit for the year	—	—	—	1,917.1	—	—	—	1,917.1
Other comprehensive income
Net actuarial gains from retirement benefits plan	—	—	—	6.6	—	—	—	6.6
Net movements in cash-flow reserve	—	—	—	—	—	234.5	—	234.5
Total other comprehensive income	—	—	—	6.6	—	234.5	—	241.1
Total comprehensive income	—	—	—	1,923.7	—	234.5	—	2,158.2
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	1.4	—	24.4	(8.0)	—	—	—	16.4
Dividends paid	—	—	—	(199.5)	—	—	—	(199.5)
Share-based payments	—	—	—	—	—	—	(3.9)	(3.9)
Transfer of exercised and expired share based awards	—	—	—	3.6	—	—	(3.6)	—
Balance at March 31, 2024	1,140.1	6.9	1,404.3	5,899.8	3.5	265.9	33.8	7,614.2
Profit for the year	—	—	—	1,611.6	—	—	—	1,611.6
Other comprehensive loss
Net movements in cash-flow reserve	—	—	—	—	—	(287.2)	—	(287.2)
Total other comprehensive loss	—	—	—	—	—	(287.2)	—	(287.2)
Total comprehensive income/(loss)	—	—	—	1,611.6	—	(287.2)	—	1,324.4
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	1.0	—	17.3	(12.4)	—	—	—	4.9
Repurchase of ordinary equity shares	—	—	—	(1,481.7)	—	—	—	(1,481.7)
Cancellation of repurchased shares	(77.2)	(0.5)	—	—	0.5	—	—	—
Dividends paid	—	—	—	(437.7)	—	—	—	(437.7)
Share-based payments	—	—	—	—	—	—	12.8	12.8
Transfer of exercised and expired share based awards	—	—	—	9.0	—	—	(9.0)	—
Balance at March 31, 2025	1,063.9	6.4	1,421.6	5,588.6	4.0	(21.3)	37.6	7,036.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

		Year ended March 31,
		2025	2024	2023
	Note	€M	€M	€M
Operating activities
Profit after tax		1,611.6	1,917.1	1,313.8
Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	2 & 3	1,214.4	1,059.5	923.2
Decrease/(increase) in inventories	5	1.6	(0.2)	(1.7)
Tax expense	12	172.8	210.9	128.7
Share based payments	17	12.8	(3.9)	16.2
Decrease/(increase) in trade receivables	7	2.9	(16.7)	(16.2)
(Increase) in other assets		(585.6)	(359.0)	(482.0)
Increase/(decrease) in trade payables		124.8	(46.4)	31.2
Increase in accrued expenses and other liabilities		948.8	449.6	1,788.9
(Decrease)/increase in provisions	13	(12.2)	(8.3)	33.7
(Increase)/decrease in finance expense		(0.4)	7.9	4.2
Increase in finance income		1.9	3.6	10.4
Foreign exchange and fair value		7.2	(7.1)	144.7	*
Income tax (paid)	12	(84.9)	(49.1)	(4.1)
Net cash from operating activities		3,415.7	3,157.9	3,891.0
Investing activities
Capital expenditure - purchase of property, plant and equipment		(1,552.5)	(2,391.9)	(1,914.7)
Supplier reimbursements for property, plant and equipment	2&11	—	—	127.5
Proceeds from sale of property, plant and equipment		—	—	4.9
(Increase)/decrease in restricted cash	8	(16.7)	13.1	3.2
Decrease/(increase) in financial assets: cash > 3 months		137.7	818.4	(122.1)
Net cash (used in) investing activities		(1,431.5)	(1,560.4)	(1,901.2)
Financing activities
Proceeds from shares issued		4.9	16.4	31.7
Share buyback		(1,477.8)	—	—
Dividends paid	24	(437.7)	(199.5)	—
Repayments of borrowings		(50.0)	(1,100.5)	(1,039.4)
Lease liabilities paid		(36.4)	(42.7)	(46.3)
Net cash (used in) financing activities		(1,997.0)	(1,326.3)	(1,054.0)
(Decrease)/increase in cash and cash equivalents		(12.8)	271.2	935.8
Net foreign exchange differences		0.7	4.9	(5.5)
Cash and cash equivalents at beginning of year		3,875.4	3,599.3	2,669.0
Cash and cash equivalents at end of year	11	3,863.3	3,875.4	3,599.3

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received	19	135.9	148.4	52.7
Interest expense paid	19	(69.7)	(88.7)	(75.0)

*Includes an exceptional loss of €131m in FY23 attributable to the fair value measurement of jet fuel call options.

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and material accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for FY25 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2025. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

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

The consolidated and company financial statements have been prepared on the going concern basis of accounting. In adopting the going concern basis in preparing the financial statements, the Directors have considered Ryanair’s available sources of finance including access to the capital markets, sale and leaseback transactions, secured debt structures, the Group’s cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

Geopolitical events, including the escalation or expansion of hostilities in Ukraine and/or the Middle East and the escalation of global trade tensions and trade protectionism (including import tariffs), may lead to further trade restrictions and instability across Europe and worldwide which may affect Ryanair.

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case assuming the Group achieves its traffic targets in FY26. However, there remains a risk of worsening conditions as noted above. Accordingly, Ryanair has also modeled downside scenarios that include combinations of a decrease in yield, worse than expected load factors and adverse variations in fuel price.

As at March 31, 2025, the Group had a strong liquidity position with cash of just under €4.0bn and net cash of €1.3bn. This level of cash, together with available sources of finance, is sufficient to cover the Group’s projected cash requirements for operating expenses, capital expenditure, repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12-month period. Furthermore, as at March 31, 2025, Ryanair has 586 unencumbered, owned aircraft (100% of its owned fleet) and a BBB+ (stable) credit rating from both S&P and Fitch Ratings.

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

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2024 and therefore were applied by the Group for the first time to the FY25 consolidated financial statements:

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

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results for the year ended March 31, 2025, and are not expected to have a material impact on financial periods thereafter.

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

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).
●	IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).*
●	Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).*
●	Annual Improvements Volume 11 (effective on or after January 1, 2026).*

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

Critical estimates

Long-lived assets

At March 31, 2025, the Group had €10.92bn of property, plant and equipment long-lived assets, of which €10.67bn were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programs, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft’s residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft’s useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programs, changes in utilization of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

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

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2025. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ The Ryanair DAC segment incorporates all of the Group's operations, except for those included within ‘Other Airlines’, and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

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

Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from other comprehensive income of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

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

The remaining aircraft components are depreciated over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

	Number of Owned Aircraft
Aircraft Type	at March 31, 2025	Useful Life	Residual Value
Boeing 737s *	586	23 years from date of manufacture	15% of market value of new aircraft on delivery, determined periodically

*Including 176 new Boeing 737-8200s

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

All derivatives are designated as cash flow hedges on inception. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2025, a net asset of €87m (2024: net asset of €144m) was recognised on balance sheet in respect of the Group’s foreign currency derivative instruments associated with future jet fuel purchases and aircraft additions, and a net liability of €205m (2024: net asset of €27m) was recognised in respect of its commodity derivative instruments associated with fuel and carbon operating expenses.

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

As at March 31, 2025 the Group had entered into jet fuel forward swap contracts covering approximately 77% of its estimated requirements for FY26. The Group believes these hedges to be effective for hedge accounting purposes.

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

Cash equivalents are money market funds and other current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase. Deposits with maturities greater than three months but less than one year are recognized as short-term investments, are measured at amortized cost and are carried initially at fair value and then subsequently at amortized cost, using the effective-interest method.

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

As noted on pages F-35 and F-36, the Group’s fuel risk management policy includes hedging of ETS exposures. The Group had purchased sufficient carbon credits to satisfy the FY25 emissions and as such, the cost of emissions is not deemed to represent a major source of estimation uncertainty.

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

Dividend distributions are recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2025
Cost
At March 31, 2024	16,422.1	204.5	144.9	94.3	3.6	16,869.4
Additions in year	1,175.2	19.1	22.1	11.2	0.2	1,227.8
Disposals in year	(528.3)	—	—	(7.3)	—	(535.6)
At March 31, 2025	17,069.0	223.6	167.0	98.2	3.8	17,561.6
Depreciation
At March 31, 2024	5,809.8	48.6	81.9	78.5	3.6	6,022.4
Charge for year	1,118.2	6.4	16.6	9.8	0.1	1,151.1
Eliminated on disposal	(528.3)	—	—	(7.3)	—	(535.6)
At March 31, 2025	6,399.7	55.0	98.5	81.0	3.7	6,637.9
Net book value
At March 31, 2025	10,669.3	168.6	68.5	17.2	0.1	10,923.7

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2024
Cost
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Additions in year	2,073.6	49.3	23.9	12.3	0.1	2,159.2
Supplier Reimbursements (Note 11)*	(226.8)	—	—	—	—	(226.8)
Disposals in year	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	16,422.1	204.5	144.9	94.3	3.6	16,869.4
Depreciation
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Charge for year	966.3	5.5	15.4	7.0	0.1	994.3
Eliminated on disposal	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	5,809.8	48.6	81.9	78.5	3.6	6,022.4
Net book value
At March 31, 2024	10,612.3	155.9	63.0	15.8	—	10,847.0

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2023
Cost
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Additions in year	1,747.0	20.4	9.8	6.6	0.1	1,783.9
Supplier Reimbursements (Note 11)*	(127.5)	—	—	—	—	(127.5)
Disposals in year	(220.5)	—	(0.1)	—	—	(220.6)
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Depreciation
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Charge for year	815.5	3.9	14.8	4.8	0.2	839.2
Eliminated on disposal	(217.5)	—	0.1	0.2	—	(217.2)
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Net book value
At March 31, 2023	9,731.8	112.1	54.5	10.5	—	9,908.9

At March 31, 2025, aircraft with a net book value of €nil (2024: €nil; 2023: €102m) were mortgaged to lenders as security for loans.

*Reimbursements related to reasonable, and fair, compensation agreed with Boeing for the delivery delay of the Boeing 737-8200 aircraft and is recorded as a reduction in PPE above.

3.Right of use assets & lease liabilities

	Year ended March 31,
Leases under IFRS 16 recognized in Consolidated Income Statement	2025	2024	2023
	€M	€M	€M
Interest on lease liabilities	9.0	8.8	6.8
Depreciation charge	63.3	65.2	84.0
Lease charge for the year	72.3	74.0	90.8

	At March 31,
Right of use-assets	2025	2024	2023
Balance at beginning of year	166.5	209.1	133.7
Depreciation charge for the year	(63.3)	(65.2)	(84.0)
Additions	22.8	22.6	47.2
Modification of leases*	22.5	—	112.2
Balance at end of year	148.5	166.5	209.1

	At March 31,
Lease Liabilities	2025	2024	2023
Balance at beginning of year	164.6	206.3	138.3
Additions	—	—	9.9
Financing cash outflows from lease liabilities	(46.9)	(51.5)	(58.9)
Interest expense	9.0	8.8	6.8
Modification of leases*	22.5	—	112.2
Exchange movements	(0.1)	1.0	(2.0)
Balance at end of year	149.1	164.6	206.3

	At March 31,
Lease Liabilities	2025	2024	2023
Current lease liability	37.7	39.4	43.2
Non-current lease liability	111.4	125.2	163.1
Total lease liabilities at end of year	149.1	164.6	206.3

A maturity analysis of our lease liabilities as at March 31, 2025 has been disclosed within Note 11.
* Relates to the extension of 3 Airbus A320 leases during FY25 and 24 Airbus A320 leases during FY23.

4.Intangible assets

	At March 31,
	2025	2024	2023
Landing rights	€M	€M	€M

Balance at beginning of year	146.4	146.4	146.4
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in FY19.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of approximately 9% for 2025, 11% for 2024 and 13% for 2023.

5.           Inventories

	At March 31,
	2025	2024	2023
	€M	€M	€M
Consumables	4.6	6.2	6.0

6.           Other assets

	At March 31,
	2025	2024	2023
	€M	€M	€M
Prepayments and other assets*	2,107.6	1,451.9	1,037.2
Interest receivable	4.8	6.7	10.3
	2,112.4	1,458.6	1,047.5

*Included in prepayments and other assets are amounts due after 1 year of approximately €262m (2024: €183m; 2023: €169m). Prepayments include €1,330m (2024: €920m; 2023: €514m) pertaining to EU ETS carbon credits to be utilized within 1 year.

7.           Trade receivables

	At March 31,
	2025	2024	2023
	€M	€M	€M
Trade receivables	73.5	76.4	59.7
	73.5	76.4	59.7

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2024: €nil 2023: €nil). There were no bad debt write-offs in the year (2024: €nil; 2023: €nil).

At March 31, 2025, €10m (2024: €13m; 2023: €5m) of the accounts receivable balance were past due, of which €nil (2024: €nil; 2023: €nil) was impaired. The expected credit loss was considered immaterial.

8.           Restricted cash

Restricted cash consists of approximately €23m (2024: €6m; 2023: €20m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

9.           Trade payables

	At March 31,
	2025	2024	2023
	€M	€M	€M
Trade payables - Current	702.0	792.2	1,065.5
	702.0	792.2	1,065.5

Trade payables primarily relates to amounts that are payable at various dates in the three months after the end of the financial year in accordance with the creditors’ usual and customary credit terms.

10.         Accrued expenses and other liabilities

	At March 31,
	2025	2024	2023
	€M	€M	€M
Accruals	1,953.5	1,603.1	1,276.6
Indirect tax and duties	793.7	725.5	720.4
Unearned revenue (contract liabilities)	3,432.2	2,899.0	2,786.5
	6,179.4	5,227.6	4,783.5

Contract liabilities comprise:	At March 31,
	2025	2024	2023
	€M	€M	€M
Opening contract liabilities	2,899.0	2,786.5	1,554.2
Revenue deferred during the year	13,637.4	12,840.8	11,343.0
Revenue recognized during the year	(13,104.2)	(12,728.3)	(10,110.7)
Closing contract liabilities	3,432.2	2,899.0	2,786.5

Indirect tax and duties comprise:

	At March 31,
	2025	2024	2023
	€M	€M	€M
PAYE (payroll taxes)	39.4	31.6	22.5
Other tax (principally air passenger duty in various countries)	754.3	693.9	697.9
	793.7	725.5	720.4

Creditors for tax and social insurance are payable in the timeframe set out in the relevant legislation.

11.Financial instruments – Fair values and risk management

The Company utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company’s operations. The Company uses derivative financial instruments, principally jet fuel derivatives, options and forward foreign exchange contracts to manage commodity risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company’s policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in this note.

(a)Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2025, 2024 and 2023. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, trade payables and accrued expenses).

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2025, 2024 and 2023 were as follows:

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2025
Cash and cash equivalents	3,863.3	—	—	3,863.3
Financial asset: cash > 3 months	100.1	—	—	100.1
Restricted cash	23.1	—	—	23.1
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	90.2	—	90.2	90.2
- Jet fuel & carbon derivative contracts	—	19.6	—	19.6	19.6
Trade receivables	73.5	—	—	73.5
Total financial assets at March 31, 2025	4,060.0	109.8	—	4,169.8	109.8

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2024
Cash and cash equivalents	3,875.4	—	—	3,875.4
Financial asset: cash > 3 months	237.8	—	—	237.8
Restricted cash	6.4	—	—	6.4
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	147.2	—	147.2	147.2
- Jet fuel & carbon derivative contracts	—	205.6	—	205.6	205.6
- Jet fuel options	—	—	—	—
- Cross-currency swaps	—	—	—	—
Trade receivables	76.4	—	—	76.4
Total financial assets at March 31, 2024	4,196.0	352.8	—	4,548.8	352.8

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2023
Cash and cash equivalents	3,599.3	—	—	3,599.3
Financial asset: cash > 3 months	1,056.2	—	—	1,056.2
Restricted cash	19.5	—	—	19.5
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	279.4	—	279.4	279.4
- Jet fuel & carbon derivative contracts	—	49.6	—	49.6	49.6
- Jet fuel options	—	14.1	—	14.1	14.1
- Cross-currency swaps	—	3.6	—	3.6	3.6
Trade receivables	59.7	—	—	59.7
Total financial assets at March 31, 2023	4,734.7	346.7	—	5,081.4	346.7

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2025
Current maturities of debt	848.4	—	—	848.4	850.3
Non-current maturities of debt	1,685.2	—	—	1,685.2	1,661.4
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	2.7	—	2.7	2.7
-Jet fuel & carbon derivative contracts	—	224.5	—	224.5	224.5
Trade payables (Current)	702.0	—	—	702.0
Accrued expenses	1,953.5	—	—	1,953.5
Lease liabilities - right of use	149.1	—	—	149.1
Total financial liabilities at March 31, 2025	5,338.2	227.2	—	5,565.4	2,738.9

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2024
Current maturities of debt	50.0	—	—	50.0	50.0
Non-current maturities of debt	2,532.2	—	—	2,532.2	2,460.3
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	3.3	—	3.3	3.3
-Jet fuel & carbon derivative contracts	—	178.8	—	178.8	178.8
Trade payables (Current)	792.2	—	—	792.2
Accrued expenses	1,603.1	—	—	1,603.1
Lease liabilities - right of use	164.6	—	—	164.6
Total financial liabilities at March 31, 2024	5,142.1	182.1	—	5,324.2	2,692.4

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2023
Current maturities of debt	1,056.7	—	—	1,056.7	1,051.7
Non-current maturities of debt	2,853.2	—	—	2,853.2	2,740.7
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	48.0	—	48.0	48.0
-Jet fuel & carbon derivative contracts	—	349.8	—	349.8	349.8
Trade payables (Current)	1,065.5	—	—	1,065.5
Trade payables (Non-current)	—	—	—	—
Accrued expenses	1,276.6	—	—	1,276.6
Lease liabilities - right of use	206.3	—	—	206.3
Total financial liabilities at March 31, 2023	6,458.3	397.8	—	6,856.1	4,190.2

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

Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2025 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

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

Trade payables: The value of trade payables has not been discounted as the effects of discounting would not be material.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2025
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	90.2	—	90.2
Jet fuel & carbon derivative contracts	—	19.6	—	19.6
	—	109.8	—	109.8
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	2.7	—	2.7
Jet fuel & carbon derivative contracts	—	224.5	—	224.5
	—	227.2	—	227.2
Financial liabilities not measured at fair value
Debt	—	2,511.7	—	2,511.7
	—	2,511.7	—	2,511.7
Total	—	2,848.7	—	2,848.7

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2024
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	147.2	—	147.2
Cross-currency swaps	—	—	—	—
Jet fuel & carbon derivative contracts	—	205.6	—	205.6
	—	352.8	—	352.8
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	3.3	—	3.3
Jet fuel & carbon derivative contracts	—	178.8	—	178.8
	—	182.1	—	182.1
Financial liabilities not measured at fair value
Debt	—	2,510.3	—	2,510.3
	—	2,510.3	—	2,510.3
Total	—	3,045.2	—	3,045.2

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2023
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	279.4	—	279.4
Jet fuel & carbon derivative contracts	—	63.7	—	63.7
Cross-currency swaps	—	3.6	—	3.6
	—	346.7	—	346.7
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	48.0	—	48.0
Jet fuel & carbon derivative contracts	—	349.8	—	349.8
	—	397.8	—	397.8
Financial liabilities not measured at fair value
Debt	—	3,792.4	—	3,792.4
	—	3,792.4	—	3,792.4
Total	—	4,536.9	—	4,536.9

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2025, 2024 and 2023 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c)Financial risk management

Risk management framework

The Audit Committee has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group’s operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and call options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading System) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel. At March 31, 2025 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognized in the income statement.

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

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €nil on ineffective currency cash flow hedges for FY25 (FY24: €nil, FY23: €nil).

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At March 31,
	2025			2024			2023
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
UK pounds sterling cash and liquid resources	90.5	—	108.1	55.6	—	65.1	78.1	—	88.8
U.S. Dollar cash and liquid resources	—	737.6	681.9	—	785.5	727.8	—	671.3	619.3
	90.5	737.6	790.0	55.6	785.5	792.9	78.1	671.3	708.1

	At March 31,
	2025			2024			2023
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary liabilities
U.S. dollar long term debt*	—	—	—	—	—	—	—	280.8	259.1
Pre-delivery payments due to Boeing	—	215.0	198.8	—	—	—	—	669.2	617.4
	—	215.0	198.8	—	—	—	—	950.0	876.5

*During the FY22, the Group issued non-interest-bearing promissory notes to the value of approximately €230m (U.S.$250m) in settlement of certain aircraft trade payables. These were non-cash settled in full during FY24.

The following exchange rates have been applied:

	€	£	$
March 31, 2023	1.0000	0.8791	1.0839
March 31, 2024	1.0000	0.8548	1.0793
March 31, 2025	1.0000	0.8371	1.0817

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Within Year 1	4,299.3	4,403.6	5,873.1
Greater than 1 Year	1,141.2	447.9	1,203.5
Total	5,440.5	4,851.5	7,076.6

The notional principle amount of outstanding forward foreign exchange contracts at March 31, 2025 are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. As at March 31, 2025 the hedged U.S. dollar rate was approximately U.S.$1.11 to €1.00.

Sensitivity analysis

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2025 would have a positive impact of €77m on the income statement (net of tax) (2024: €77m; 2023: €46m) and a negative impact of €63m on the income statement (net of tax) (2024: €63m; 2023: €38m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €518m impact (net of tax) on equity if the rate fell by 10% and a negative €424m impact (net of tax) if the rate increased by 10% (2024: €501m positive or €410m negative; 2023: €677m positive or €544m negative).

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

Exposures to interest rate risk

The following was the maturity profile of the Group’s financial liabilities (excluding aircraft provisions, trade payables and accrued expenses).

	Weighted
	average					2030 -
	rate	2026	2027	2028	2029	2031	Total
At March 31, 2025	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Unsecured debt	1.70%	848.4	1,196.3	—	—	—	2,044.7
Debt	1.70%	848.4	1,196.3	—	—	—	2,044.7
Lease liabilities - right of use	4.89%	37.4	37.9	38.8	27.1	7.9	149.1
Total fixed rate debt		885.8	1,234.2	38.8	27.1	7.9	2,193.8
Floating rate
Unsecured long term debt	2.67%	—	—	—	—	488.9	488.9
Total floating rate debt	2.67%	—	—	—	—	488.9	488.9
Total financial liabilities		885.8	1,234.2	38.8	27.1	496.8	2,682.7

	Weighted
	average					2029 -
	rate	2025	2026	2027	2028	2031	Total
At March 31, 2024	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Unsecured debt	1.67%	50.0	843.4	1,198.8	—	—	2,092.2
Debt	1.67%	50.0	843.4	1,198.8	—	—	2,092.2
Lease liabilities - right of use	4.43%	39.4	31.9	32.1	32.7	28.5	164.6
Total fixed rate debt		89.4	875.3	1,230.9	32.7	28.5	2,256.8
Floating rate
Unsecured long term debt	4.30%	—	—	—	—	490.0	490.0
Total floating rate debt	4.30%	—	—	—	—	490.0	490.0
Total financial liabilities		89.4	875.3	1,230.9	32.7	518.5	2,746.8

	Weighted
	average						2028 -
	rate	2024		2025	2026	2027	2031	Total
At March 31, 2023	(%)	€M		€M	€M	€M	€M	€M
Fixed rate
Secured debt	2.43%	16.2		12.3	-	—	—	28.5
Unsecured debt	1.39%	1,040.5	*	46.0	846.1	1,198.8	—	3,131.4
Debt	1.39%	1,056.7		58.3	846.1	1,198.8	—	3,159.9
Lease liabilities - right of use	4.37%	43.2		38.4	31.8	32.2	60.7	206.3
Total fixed rate debt		1,099.9		96.7	877.9	1,231.0	60.7	3,366.2
Floating rate
Secured long term debt
Unsecured long term debt	3.45%	—		750.0	—	—	—	750.0
Total floating rate debt	3.45%	—		750.0	—	—	—	750.0
Total financial liabilities		1,099.9		846.7	877.9	1,231.0	60.7	4,116.2
* Includes promissory notes amounting to approx. €230m

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2025, all of the Group’s cash and liquid resources attracted a weighted average interest rate of 2.9% (2024: 4.2%; 2023: 3.02%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,
	2025	2024	2023
	Within	Within	Within
	1 year	1 year	1 year
Financial assets	€M	€M	€M
Cash and cash equivalents	3,863.3	3,875.4	3,599.3
Cash > 3 months	100.1	237.8	1,056.2
Restricted cash	23.1	6.4	19.5
Total financial assets	3,986.5	4,119.6	4,675.0

Derivative financial instruments – Interest rate risk exposure

The Group had cross currency swaps to swap fixed rate U.S. dollar denominated debt of U.S.$nil (2024: U.S.$nil; 2023: U.S.$31m) into a fixed rate euro debt of €nil (2024: €nil; 2023: €25m).

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2025, a plus one percentage point movement in interest rates would result in a respective increase of approximately €3m (net of tax) in net finance income (2024: increase in net finance income of €42m; 2023: increase in net finance expense of €92m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €53m in net finance income in the income statement (2024: decrease in net finance income of €16m; 2023: decrease in net finance expense of €49m;) and a nil increase or decrease in equity (2024: nil 2023: nil).

Jet fuel and carbon credits price risk

The Group’s historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2025, the Group had entered into forward hedging covering approximately 77% of the Group’s estimated fuel exposure for FY26.

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

The Group has entered into jet fuel forward swap contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 to 24 months. The notional amount of these contracts are €3.5bn (2024: €2.7bn; 2023: €3.3bn) at an average hedged rate of approximately U.S.$761 per metric tonne (2024: U.S.$795; 2023: U.S.$885).

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €nil in FY25 (FY24: €nil, FY23: €nil,) in relation to jet fuel hedges.

The European Union Emissions Trading System (“EU-ETS”) is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

The Group’s fuel risk management policy includes hedging of the Group’s EU-ETS and UK-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2025, the Group had hedged approximately 85% of the Group’s estimated carbon exposure for FY26 at approximately €65 per EUA (2024: FY25 was 100% hedged at €76 per EUA) and £58 per UKA (2024: £66).

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2025 would have a €nil impact (2024: €nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2024: €nil) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2025 would have a negative €286m impact (2024: negative €254m) on equity if the price fell by 10% and a positive €286m impact (2024: positive €254m) if the price increased by 10%.

A plus or minus change of 10% in the price of carbon at March 31, 2025 would have a €nil impact (2024: €nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2024: €nil) if the price increased by 10%. The same movement of 10% in the price of carbon at March 31, 2025 would have a negative €37m impact (2024: negative €74m) on equity if the price fell by 10% and a positive €37m impact (2024: positive €72m) if the price increased by 10%.

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

At March 31, 2025, €10m (2024: €13m; 2023: €5m) of the accounts receivable balance were past due, of which €nil (2024: €nil; 2023: €nil) was impaired. The expected credit loss was considered immaterial.

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

Guarantees

At March 31, 2025, the Group has provided approximately €2.69bn (2024: €2.76bn; 2023: €4.12bn) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

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

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2025 of approximately €4.0bn (2024: €4.2bn; 2023: €4.7bn). During the year, the Group had a net cash outflows of €1.6bn in relation to property, plant and equipment (2024: outflow of €2.4bn; 2023: outflow of €1.8bn). Cash generated from operations has been the principal source for these cash requirements during the year.

The Board periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for FY26.

At March 31, 2025, the Group had total borrowings of €2.7bn (2024: €2.7bn; 2023: €4.1bn), including  capitalized leases (under IFRS 16) of €149m (2024: €165m, 2023: €206m) from various financial institutions and the debt capital markets. Financing for the acquisition of nil Boeing 737-800NG aircraft (2024: nil; 2023: 7) was provided on the basis of guarantees granted by the Ex-Im Bank. The remaining long-term debt relates to two unsecured Eurobonds, with a cumulative amount of €2.1bn, a €490m drawdown under the Group’s €1.1bn unsecured RCF, and 27 aircraft held under operating leases in right of use assets.

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

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2026	2027	2028	2029	Thereafter
At March 31, 2025	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.7%	2,044.7	2,092.0	882.7	1,209.3	—	—	—
- Floating rate debt: 2.67%	488.9	556.3	13.3	13.4	13.2	13.2	503.2
- Lease liabilities	149.1	163.6	43.1	42.7	41.6	28.1	8.1
	2,682.7	2,811.9	939.1	1,265.4	54.8	41.3	511.3
Derivative financial instruments
- Currency forward contracts – outflows	2.7	508.6	51.6	327.3	116.5	7.0	6.2
- Currency forward contracts – inflows		(519.4)	(51.5)	(333.7)	(120.3)	(7.3)	(6.6)
- Commodity forward contracts	224.5	224.5	224.5	—	—	—	—
Trade payables	702.0	702.0	702.0	—	—	—	—
Accrued expenses	1,953.5	1,953.5	1,953.5	—	—	—	—
Total at March 31, 2025	5,565.4	5,681.1	3,819.2	1,259.0	51.0	41.0	510.9

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2025	2026	2027	2028	Thereafter
At March 31, 2024	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.67%	2,092.2	2,172.7	85.0	878.3	1,209.4	—	—
- Floating rate debt: 4.30%	490.0	579.2	21.2	21.3	21.3	21.5	493.9
- Lease liabilities	164.6	183.1	45.5	37.1	36.1	34.9	29.5
	2,746.8	2,935.0	151.7	936.7	1,266.8	56.4	523.4
Derivative financial instruments
- Currency forward contracts – outflows	3.3	188.3	7.0	10.6	10.0	133.6	27.1
- Currency forward contracts – inflows	—	(195.0)	(7.0)	(10.7)	(10.2)	(138.5)	(28.6)
- Commodity forward contracts	178.8	178.8	178.8	—	—	—	—
Trade payables	792.2	792.2	792.2	—	—	—	—
Accrued expenses	1,603.1	1,603.1	1,603.1	—	—	—	—
Total at March 31, 2024	5,324.2	5,502.4	2,725.8	936.6	1,266.6	51.5	521.9

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2024	2025	2026	2027	Thereafter
At March 31, 2023	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.39%	3,159.9	3,284.4	1,100.6	93.5	881.0	1,209.3	—
- Floating rate debt: 3.45%	750.0	782.3	25.9	756.4	—	—	—
- Lease liabilities	206.3	233.4	51.1	45.0	37.0	35.9	64.4
	4,116.2	4,300.1	1,177.6	894.9	918.0	1,245.2	64.4
Derivative financial instruments
- Currency forward contracts – outflows	48.0	3,658.2	3,281.4	245.1	10.6	10.0	111.1
- Currency forward contracts – inflows	—	(3,645.4)	(3,263.2)	(246.9)	(10.7)	(10.2)	(114.4)
- Commodity forward contracts	349.8	349.8	341.8	8.0	—	—	—
Trade payables	1,065.5	1,065.5	1,065.5	-	—	—	—
Accrued expenses	1,276.6	1,276.6	1,276.6	—	—	—	—
Total at March 31, 2023	6,856.1	7,004.8	3,879.7	901.1	917.9	1,245.0	61.1

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

(d) Derivative financial instruments – Designated as cash flow hedges

Derivative financial instruments:
	At March 31,
	2025	2024	2023
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	7.7	60.3	269.6
Fuel and oil operating expenses	79.8	83.6	(38.2)
Interest rate risk
Variable-rate instruments	—	—	3.6
Commodity price risk
Fuel and carbon operating expenses	(204.9)	26.8	(286.1)
Net derivative position at year end	(117.4)	170.7	(51.1)

Change in gross value used for calculating hedge ineffectiveness:
	At March 31,
	2025	2024	2023
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	149.8	515.0	407.0
Fuel and oil operating expenses	114.6	(117.7)	405.1
Interest rate risk
Variable-rate instruments	—	—	3.8
Commodity price risk
Fuel and carbon operating expenses	154.3	(398.8)	2,806.5
Total	418.7	(1.5)	3,622.4

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2025
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(7.7)	(76.1)	(83.8)
Fuel and oil operating expenses	(84.7)	—	(84.7)
Interest rate risk
Variable-rate instruments	—	—	—
Commodity price risk
Fuel and carbon operating expenses	204.9	—	204.9
Gross cashflow hedge reserve	112.5	(76.1)	36.4

*Deferred taxes included in Hedge reserve were €15m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2024
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(30.0)	(142.6)	(172.6)
Fuel and oil operating expenses	(83.7)	—	(83.7)
Interest rate risk
Variable-rate instruments	—	—	—
Commodity price risk
Fuel and carbon operating expenses	(26.8)	—	(26.8)
Gross cashflow hedge reserve	(140.5)	(142.6)	(283.1)

*Deferred taxes included in Hedge reserve were €17m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2023
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	265.6	83.1	348.7
Fuel and oil operating expenses	(38.2)	—	(38.2)
Interest rate risk
Variable-rate instruments	(6.6)	—	(6.6)
Commodity price risk
Fuel and carbon operating expenses	(300.1)	—	(300.1)
Gross cashflow hedge reserve	(79.3)	83.1	3.8

*Deferred taxes included in Hedge reserve were €28m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied

Movement: in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2025
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(149.8)	—	—
Fuel and oil operating expenses	(114.6)	—	110.9
Interest rate risk
Variable-rate instruments	—	—	—
Commodity price risk
Fuel and carbon operating expenses	(154.3)	—	(77.4)
Total movement in derivative instruments	(418.7)	—	33.5

	At March 31, 2024
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(515.0)	—	—
Fuel and oil operating expenses	117.7	—	4.2
Interest rate risk
Variable-rate instruments	—	—	(3.6)
Commodity price risk
Fuel and carbon operating expenses	398.8	—	(71.8)
Total movement in derivative instruments	1.5	—	(71.2)

	At March 31, 2023
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(407.0)	—	—
Fuel and oil operating expenses	(405.1)	—	261.2
Interest rate risk
Variable-rate instruments	(3.8)	—	2.9
Commodity price risk
Fuel and carbon operating expenses	(2,806.5)	—	1,557.5
Total movement in derivative instruments	(3,622.4)	—	1,821.6

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash flow hedges realized during the year:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	77.4	71.8	1,557.5
Interest rate swaps
Reclassification adjustments for losses recognized in finance expense	—	3.6	2.9
Foreign currency forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	(110.9)	(4.2)	261.2
	(33.5)	71.2	1,821.6

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash flow hedges realized during the year:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Foreign currency forward contracts
Recognized in property plant and equipment – aircraft additions	(100.6)	(305.7)	(308.1)
	(100.6)	(305.7)	(308.1)

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts.

	At March 31,
	2025			2024			2023
	Within	> 1 Year		Within	> 1 Year		Within	> 1 Year
	1 Year	(non—		1 Year	(non—		1 Year	(non—
	(current)	current)	Total	(current)	current)	Total	(current)	current)	Total
	€M	€M	€M	€M	€M	€M	€M	€M	€M
Foreign currency risk notional amounts
for effective hedges
PP&E — aircraft additions	373.8	—	373.8	494.0	24.1	518.1	1,893.6	411.9	2,305.5
Fuel and oil operating expenses	3,925.5	1,141.2	5,066.7	3,701.7	423.7	4,125.4	3,979.4	791.6	4,771.0

— Within derivative financial assets	84.4	5.8	90.2	144.0	3.2	147.2	226.2	53.2	279.4
— Within derivative financial liabilities	(0.2)	(2.5)	(2.7)	—	(3.3)	(3.3)	(44.9)	(3.1)	(48.0)
	84.2	3.3	87.5	144.0	(0.1)	143.9	181.3	50.1	231.4

Interest rate risk notional amounts for effective hedges
Variable—rate instruments	—	—	—	—	—	—	16.4	15.6	32.0

Total fair value for all interest rate risk related derivative instruments
— Within derivative financial assets	—	—	—	—	—	—	2.2	1.4	3.6

Commodity price risk notional amounts for effective hedges
Fuel and carbon operating expenses	3,424.5	476.4	3,900.9	3,713.8	2.2	3,716.0	3,504.5	310.5	3,815.0

Total fair value for all commodity fuel & carbon related derivative instruments:
— Within derivative financial assets	10.0	9.6	19.6	205.5	0.1	205.6	63.7	—	63.7
— Within derivative financial liabilities	(224.5)	—	(224.5)	(178.0)	(0.8)	(178.8)	(341.7)	(8.1)	(349.8)
	(214.5)	9.6	(204.9)	27.5	(0.7)	26.8	(278.0)	(8.1)	(286.1)

Fair values as reported in the consolidated balance sheet
Derivative financial assets	94.4	15.4	109.8	349.5	3.3	352.8	292.1	54.6	346.7
Derivative financial liabilities	(224.7)	(2.5)	(227.2)	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)

Derivative financial assets analyzed between those:
— Designated as continuing cash flow hedges	94.4	15.4	109.8	322.6	3.3	325.9	292.1	54.6	346.7
— Where hedge accounting is no longer applied	—	—	—	26.9	—	26.9	—	—	—
— Designated as fair value financial instruments	—	—	—	—	—	—	—	—	—
	94.4	15.4	109.8	349.5	3.3	352.8	292.1	54.6	346.7

Derivative financial liabilities analyzed between those:
— Designated as continuing cash flow hedges	(224.7)	(2.5)	(227.2)	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)
— Where hedge accounting is no longer applied	—	—	—	—	—	—	—	—	—
— Designated as fair value financial instruments	—	—	—	—	—	—	—	—	—
	(224.7)	(2.5)	(227.2)	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)

12.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Current tax assets
Corporation tax assets	—	—	—
Total current tax assets	—	—	—

Current tax liabilities
Corporation tax liabilities	107.1	66.6	66.3
Total current tax liabilities	107.1	66.6	66.3

Deferred tax assets
Tax losses and temporary differences on plant, equipment and derivatives	(1.6)	(2.1)	(6.6)
Total deferred tax assets	(1.6)	(2.1)	(6.6)

Deferred tax liabilities
Temporary differences on property, plant and equipment and derivatives	377.1	362.0	159.3
Total deferred tax liabilities	377.1	362.0	159.3

	At March 31,
	2025	2024	2023
	€M	€M	€M
Reconciliation of current tax
Liability at beginning of year	66.6	66.3	47.7
Corporation tax charge in year	125.4	49.4	22.7
Tax (paid)	(84.9)	(49.1)	(4.1)
Liability at end of year	107.1	66.6	66.3

	At March 31,
	2025	2024	2023
	€M	€M	€M
Reconciliation of deferred tax
Net liability at beginning of year	359.9	152.7	224.2
Temporary differences on derivatives hedging instruments	(31.8)	45.7	(177.5)
Tax losses and temporary differences on property, plant and equipment and other non-derivative items	47.4	161.5	106.0
Net liability at end of year	375.5	359.9	152.7

The Group has applied the mandatory exception required by IAS 12 to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two taxes.

The components of the tax expense in the income statement were as follows:

	Year ended
	March 31,
	2025	2024	2023
	€M	€M	€M
Corporation tax charge	125.4	49.4	22.7
Deferred tax charge relating to temporary differences on property, plant and equipment, net operating losses and other non-derivative items	47.4	161.5	106.0
	172.8	210.9	128.7

Pillar Two tax rules (including various transitional rules and safeharbours) apply to the Group from April 1, 2024. The Group can avail of transitional safeharbour rules in most of the jurisdictions in which it operates. As such, the Pillar Two tax charge for the year is not material. The following table reconciles the statutory rate of Irish corporation tax to the Company’s effective corporation tax rate:

	Year ended
	March 31,
	2025	2024	2023
	%	%	%
Statutory rate of Irish corporation tax on profit	12.5	12.5	12.5
Non-Irish profits and losses subject to other tax rates	(3.8)	(2.4)	(4.3)
Valuation adjustments on deferred tax assets	—	—	0.3
Other movements	1.0	(0.2)	0.4
Total effective rate of taxation on profit	9.7	9.9	8.9

The deferred tax movement per each type of temporary difference is detailed below:

	Year ended
	March 31,
	2025	2024	2023
	€M	€M	€M
Property, plant and equipment	23.6	53.4	52.2
IFRS 15 transition adjustment	—	—	7.1
Net operating losses	23.8	108.0	46.7
Other	—	0.1	—
Deferred tax charge	47.4	161.5	106.0

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	(22.3)	48.7	66.6
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(3.4)	(11.8)	(16.4)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(6.1)	8.8	(227.7)
Total tax (credit)/charge in other comprehensive income	(31.8)	45.7	(177.5)

The principal components of net deferred tax at each year-end were:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Arising on designated hedging instruments	(11.8)	18.2	(27.6)
Property, plant and equipment	388.9	367.1	313.8
Net operating losses	(1.6)	(25.4)	(133.5)
Total	375.5	359.9	152.7

Deferred tax assets are recognized on the basis that it is probable that sufficient future near-term profits will be available against which deductible temporary differences and losses carried forward may be utilized.

The Group does not recognize a deferred tax asset in respect of approximately €240m of historic trading losses accrued in LaudaMotion GmBH.

No deferred tax has been provided for unremitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Group’s trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

13.         Provisions

	At March 31,
	2025	2024	2023
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	194.6	184.1	169.8
Provision for pension obligation (b)	—	—	4.5
	194.6	184.1	174.3

	At March 31,
	2025	2024	2023
(a) Provision for aircraft maintenance on leased aircraft	€M	€M	€M
At beginning of year	184.1	169.8	98.8
Increase in provision during the year	18.5	27.5	71.0
Utilization of provision upon the hand-back of aircraft	(8.0)	(13.2)	—
At end of year	194.6	184.1	169.8

During FY25, the Company returned 1 Airbus A320 aircraft held under lease to the lessor (FY24: 2; FY23: 1). The expected timing of the outflows of economic benefits associated with the provision at March 31, 2025, 2024 and 2023 are as follows:

	Carrying
	Value	2026	2027	2028	2029	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2025
Provision for leased aircraft maintenance	194.6	53.5	14.5	42.2	50.9	33.5

	Carrying
	Value	2025	2026	2027	2028	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2024
Provision for leased aircraft maintenance	184.1	46.0	17.4	3.8	35.1	81.8

	Carrying
	Value	2024	2025	2026	2027	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2023
Provision for leased aircraft maintenance	169.8	19.8	30.1	10.4	5.4	104.1

	At March 31,
	2025	2024	2023
(b) Provision for pension obligation	€M	€M	€M
At beginning of year	—	4.5	4.5
Movement during the year	—	(4.5)	—
At end of year	—	—	4.5

See Note 20 to the consolidated financial statements for further details.

14.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2025	2024	2023
	€M	€M	€M
Authorized/Share Capital reorganization
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	10.7
Allotted, called-up and partly paid:
1,138,674,528 ordinary equity shares of 0.600 euro cent each	—	—	6.9
1,140,045,528 ordinary equity shares of 0.600 euro cent each	—	6.9	—
1,063,868,001 ordinary equity shares of 0.600 euro cent each	6.4	—	—
	6.4	6.9	6.9

Movements in the share capital balance year-on-year principally relate to the repurchase and cancellation of approximately 77m shares as part of the Group’s share buyback programs (2024: nil; 2023: nil), and 1.0m new shares issued in FY25 following the exercise of share options and LTIP grants (2024: 1.4m; 2023: 4.1m). Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2025	2024	2023
	€M	€M	€M
Balance at beginning of year	1,404.3	1,379.9	1,328.2
Net proceeds from shares issued	4.9	16.4	31.7
Share premium receivable on shares issued	12.4	8.0	20.0
Balance at end of year	1,421.6	1,404.3	1,379.9

(c)Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by Remco. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were approximately 1.5m cumulative conditional ordinary shares granted under LTIP 2019 at March 31, 2025.

Details of the share options outstanding are set out below:

	Share	Weighted Avg.
	Options	Exercise
	M	Price (€)
Outstanding at March 31, 2022	22.8	10.57
Granted	—	—
Forfeited	—	—
Exercised	(4.1)	7.64
Outstanding at March 31, 2023	18.7	11.24
Granted	—	—
Forfeited	(0.7)	11.12
Exercised	(1.4)	12.00
Outstanding at March 31, 2024	16.6	11.18
Granted	—	—
Forfeited	—	—
Exercised	(0.4)	11.45
Outstanding at March 31, 2025	16.2	11.12

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2025 was €18.63 (2024: €21.06; 2023: €14.95). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in FY25 were €21.80 and €13.41 respectively (FY24: €21.49 and €13.96 respectively; FY23: €15.76 and €10.09 respectively). There were 0.2m options exercisable at March 31, 2025 (2024: 0.2m; 2023: 1.7m). The average share price for FY25 was €18.14 (FY24: €17.09; FY23: €13.20).

There were 1.0m options exercised and LTIP grants during FY25 (FY24: 1.4m; FY23: 4.1m).

At March 31, 2025 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

		No.	Remaining
	Exercise	options	contractual
	price	outstanding	life
	€	M	(years)
Unvested	11.12	16.0	3.9
Vested	11.12	0.2	0.9
Weighted average	11.12	16.2	3.9

The Company has accounted for its share option and LTIP grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of approximately €13m (2024: credit of €4m; 2023: charge of €16m) being recognized within the income statement in accordance with employee services rendered.

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

15.         Other reserves

The total share-based payments reserve at March 31, 2025 was approximately €38m (2024: €34m; 2023: €41m). The total cash flow hedge reserve amounted to negative €21m at March 31, 2025 (2024: positive €266m; 2023: positive €31m). Further details of the Group’s derivatives are set out in Note 11 of the consolidated financial statements.

16.         Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ The Ryanair DAC segment incorporates all of the Group's operations, except for those included within ‘Other Airlines’, and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows.

	At March 31, 2025
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	9,120.6	109.2	—	9,229.8
Ancillary revenue	4,718.7	-	—	4,718.7
Inter-segment revenue	758.5	1,472.0	(2,230.5)	—
Segment revenue	14,597.8	1,581.2	(2,230.5)	13,948.5

Reportable segment profit after income tax	1,541.0	70.6	—	1,611.6

Other segment information:
Depreciation	(1,175.1)	(39.3)	—	(1,214.4)
Finance expense	(58.6)	(7.9)	—	(66.5)
Finance and other income	290.5	—	—	290.5
Capital expenditure	(1,278.1)	(73.8)	—	(1,351.9)
Staff costs	(1,113.5)	(637.6)	—	(1,751.1)

Reportable segment assets	17,199.2	307.8	—	17,507.0
Reportable segment liabilities	9,936.7	533.4	—	10,470.1

	At March 31, 2024
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	9,037.7	107.4	—	9,145.1
Ancillary revenue	4,298.7	—	—	4,298.7
Inter-segment revenue	744.6	1,366.1	(2,110.7)	—
Segment revenue	14,081.0	1,473.5	(2,110.7)	13,443.8

Reportable segment profit after income tax	1,860.0	57.1	—	1,917.1

Other segment information:
Depreciation	(1,018.0)	(41.5)	—	(1,059.5)
Finance expense	(74.7)	(8.3)	—	(83.0)
Finance income	144.8	—	—	144.8
Capital expenditure	(1,926.6)	(42.7)	—	(1,969.3)
Staff costs	(931.2)	(568.8)	—	(1,500.0)

Reportable segment assets	16,867.5	308.1	—	17,175.6
Reportable segment liabilities	8,948.7	612.7	—	9,561.4

	At March 31, 2023
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	6,843.4	86.9	—	6,930.3
Ancillary revenue	3,844.9	—	—	3,844.9
Inter-segment revenue	759.4	1,294.5	(2,053.9)	—
Segment revenue	11,447.7	1,381.4	(2,053.9)	10,775.2

Reportable segment profit after income tax (i)	1,382.3	45.7	—	1,428.0

Other segment information:
Depreciation	(876.6)	(46.6)	—	(923.2)
Finance expense	(70.2)	(6.6)	—	(76.8)
Finance income	42.4	—	—	42.4
Capital expenditure	(1,760.1)	(153.0)	—	(1,913.1)
Staff costs	(733.6)	(457.8)	—	(1,191.4)

Reportable segment assets	15,920.4	485.5	—	16,405.9
Reportable segment liabilities	9,914.7	848.2	—	10,762.9
(i)Reportable segment profit after income tax in the financial year ended March 31, 2023, excludes a net exceptional loss after tax of €114m, attributable to the fair value measurement of jet fuel call options.

The expense line items not presented in the tables above are incurred by Ryanair DAC and as such have not been presented across the segments. Prior year comparatives have been updated to align with current year presentation.

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

	Year ended
	March 31,
	2025	2024	2023
	€M	€M	€M
Italy	2,969.4	2,853.3	2,364.5
Spain	2,476.5	2,416.2	1,883.4
United Kingdom	2,044.6	2,031.0	1,589.7
Ireland	757.4	791.0	640.4
Other	5,700.6	5,352.3	4,297.2
Total revenue	13,948.5	13,443.8	10,775.2

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

All of the Group’s operating profits arise from lowfares airline-related activities. The major revenue earning assets of the Group are its aircraft. Since the Group’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

17.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended
	March 31,
	2025	2024	2023
Operations	25,577	23,214	19,732
Sales, management and support	1,499	1,284	1,065
Average	27,076	24,498	20,797

At March 31, 2025 the Company had a team of 25,952 aviation professionals (2024: 27,076; 2023: 22,261).

The aggregate payroll costs of these persons were as follows:	Year ended
	March 31,
	2025	2024	2023
	€M	€M	€M
Staff and related costs	1,537.1	1,335.4	1,085.4
Social welfare costs	182.7	156.1	80.8
Other pension costs (a)	18.5	12.4	9.0
Share based payments	12.8	(3.9)	16.2
	1,751.1	1,500.0	1,191.4

(a)	Costs in respect of defined-contribution benefit plans and other pension arrangements were €19m in 2025 (2024: €12m; 2023: €9m).

Staff costs capitalized into assets (and therefore excluded from the table above) during the FY25 amounted to €65m (FY24: €58m; FY23: €36m).

18. Statutory and other information	Year ended
	March 31,
	2025	2024	2023
	€M	€M	€M
Directors’ emoluments:
-Fees	1.1	1.1	0.6
-Share based compensation	2.2	3.1	1.9
-Other emoluments	1.8	1.8	0.9
Total Directors’ emoluments	5.1	6.0	3.4
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	1.0	0.9	0.8
- Audit related assurance services	0.0	0.0	0.0
- Other assurance services	0.3	0.2	0.0
- Tax advisory services (ii)	0.1	0.1	0.1
Total fees	1.4	1.2	0.9
Included within the above total fees, the following fees were payable to other PwC firms outside of Ireland:
- Audit services (i)	0.0	0.0	0.0
- Audit related services	0.0	0.0	0.0
- Tax advisory services (ii)	0.1	0.1	0.1
Total fees	0.1	0.1	0.1
Depreciation of owned property, plant and equipment	1,151.1	994.3	839.2

(i)	Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In FY25 €1,000 (FY24: €1,000; FY23: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - Executive Director	Year ended
	March 31,
	2025	2024	2023
	€M	€M	€M
Basic salary	1.20	1.20	0.50
Bonus (performance and target-related)	0.60	0.59	0.43
	1.80	1.79	0.93
Non-cash technical accounting share based compensation charge (i)	2.03	2.89	1.78
	3.83	4.68	2.71

(i)2025 includes a €2.03m (2024: €2.89m; 2023: €1.78m) non-cash, technical accounting charge for 10m unvested share options granted under the Group CEO’s contract in February 2019 (as extended to July 2028 in FY23).

During the years ended March 31, 2025, 2024 and 2023 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors	Year ended
	March 31,
	2025	2024	2023
	€'000	€'000	€'000
Fees
Eamonn Brennan (i)	93.7	75.0	—
Róisín Brennan (ii)	100.0	100.0	50.0
Michael Cawley (iii)	18.7	75.0	50.0
Emer Daly	75.0	75.0	50.0
Geoff Doherty (iv)	100.0	88.7	50.0
Bertrand Grabowski (v)	75.0	37.5	—
Elisabeth Köstinger	75.0	75.0	—
Jinane Laghrari Laabi (vi)	56.2	—	—
Stan McCarthy	150.0	150.0	100.0
Howard Millar	75.0	75.0	50.0
Dick Milliken (vii)	—	45.6	50.0
Roberta Neri (viii)	31.2	12.5	—
Anne Nolan	75.0	75.0	16.7
Mike O’Brien	100.0	100.0	75.0
Julie O'Neill	—	—	25.0
Louise Phelan (iii)	18.7	100.0	50.0
Amber Rudd (vi)	56.2	—	—
	1,099.7	1,084.3	566.7
Emoluments
Share based compensation	143.0	200.0	72.5
Total	1,242.7	1,284.3	639.2

(i) Appointed Chair of Remco in July 2024. (ii) Appointed SID in April 2024 and retired as Chair of Remco in July 2024. (iii) Retired in June 2024.            (iv) Appointed Chair of the Audit Committee in September 2023. (v) Joined in October 2023. (vi) Joined in July 2024. (vii) Retired in September 2023. (viii) Joined in February 2024 and retired in September 2024.

In FY25 the Company incurred total share-based (non-cash) compensation expense of €2m (2024: €3m; 2023: €2m) in relation to Directors.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2025 was €0.1m (2024: €0.1m; 2023: €0.1m).  Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O’Leary is a member of a defined contribution plan. During the years ended March 31, 2025, 2024 and 2023 the Company did not make contributions to the defined contribution plan for Mr. O’Leary. No NEDs received pension contributions in FY25, FY24 and FY23.

19.Finance expense and finance and other income

Finance expense of €67m (2024: €83m; 2023: €77m) primarily relates to interest on debt obligations. Finance and other income of €291m (2024: €145m; 2023: €42m) primarily relates to deposit interest and supplier compensation (the details of which are confidential).

20.Retirement benefits

Defined contribution schemes

At March 31, 2025 the Company operates defined-contribution retirement plans in Ireland and the UK.

The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €19m in FY25 (FY24: €12m; FY23: €9m).

Defined-benefit schemes

During FY16 the Company closed the defined benefit plan for UK employees to future accruals. The net pension asset recognized in the consolidated balance sheet for the scheme at March 31, 2025 was €3m (2024: net pension asset of €3m; 2023: net pension liability of €4m). Costs associated with the scheme during FY25 were €nil (FY24: €nil; FY23 €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Present value of benefit obligations	(13.3)	(13.3)	(14.9)
Fair value of plan assets	16.4	16.4	10.4
Present value of net obligations	3.1	3.1	(4.5)
Related deferred tax (liability)/asset	(0.4)	(0.4)	0.6
Net pension asset/(liability)	2.7	2.7	(3.9)

21.      Earnings per share

	Year ended March 31,
	2025	2024	2023
Basic earnings per ordinary share (€)	1.4631	1.6828	1.1557
Diluted earnings per ordinary share (€)	1.4549	1.6743	1.1529
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,101.5	1,139.2	1,136.8
Diluted	1,107.7	1,145.0	1,139.6

Details of share options in issue have been described more fully in Note 14 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options and conditional shares granted under the Company’s share option and LTIP 2019 schemes. For FY25, the weighted average number of shares in issue of 1,108m (FY24: 1,145m; FY23: 1,140m) includes weighted average share options assumed to be converted, and equal to a total of 6m (2024: 6m; 2023: 3m) shares.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

22.         Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period originally due to commence in FY20 (the “2014 Boeing Contract”). This agreement was approved at an EGM of Ryanair Holdings plc in November 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, shortly after the FAA's ungrounding of the Boeing 737-MAX aircraft in the U.S., the Company announced that it had converted its remaining 75 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 210 Boeing 737-8200 aircraft. Following certification of the Boeing 737-8200 by the FAA in late March 2021, and EASA in early April 2021, the Group took delivery of its first Boeing 737-8200 in June 2021 and had 176 of these aircraft in its fleet at March 31, 2025. Deliveries are expected to continue until the end of FY26.

In May 2023, the Group agreed to purchase up to 300 Boeing 737 MAX-10 aircraft (150 firm orders and 150 subject to option) from the Boeing Company for delivery between 2027 and 2033. This agreement received shareholder approval at the Company’s AGM in September 2023.

The table below includes the future Purchase Obligations for firm aircraft purchases under the existing 2014 and 2023 Boeing Contracts. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreements with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each Boeing 737-8200 aircraft and U.S.$135m for each Boeing 737-MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0817 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for both the Boeing 737-8200 aircraft and the Boeing 737 MAX-10 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and up to 300 Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract and the delayed commencement of Boeing 737-8200 aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2014 Boeing Contract and 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2014 Boeing Contract or the time horizon of the 2023 Boeing Contract. Under the terms of the 2014 Boeing Contract and 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2025.

	Obligations Due by Period
Purchase Obligations	Total	<1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Purchase contracts with Boeing	10,288	1,004	771	4,648	3,865

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal State aid. In many cases, the European Commission has concluded that the agreements did not constitute State aid. In other cases, Ryanair has successfully challenged the European Commission finding that there was State aid. In 2014, the European Commission announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of State aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed these “aid” decisions to the EU General Court. In 2018, the General Court upheld the Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission’s finding regarding Ryanair’s arrangement with Zweibrücken airport. Ryanair appealed the negative findings to the Court of Justice of the EU but in 2019 Ryanair discontinued these appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport has been discontinued following the European Commission’s withdrawal of its decision in 2023 as a result of a General Court ruling in a related case. In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in 2021 and received a ruling in 2023 where the European Commission’s finding was upheld. In 2019, the European Commission announced findings of State aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier “aid” decision in 2021 to the EU General Court and received a judgment in 2023 upholding the European Commission’s finding.  Ryanair appealed the General Court judgment to the European Court of Justice, but discontinued the appeal in October 2024 as the Court indicated it would proceed without an oral hearing or Advocate General opinion. In 2022, the European Commission announced findings of State aid to Ryanair in its arrangements with La Rochelle airport, ordering Ryanair to repay a total of approximately €8m of alleged aid. Ryanair has appealed this finding of State aid to the General Court. In September 2024, the European Commission announced a finding of State aid to Ryanair at Frankfurt (Hahn) airport relating to certain arrangements from 2003 – 2018, ordering Ryanair to repay approximately €14m of alleged aid. Ryanair appealed the Frankfurt (Hahn) aid decision to the General Court in February 2025.  Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, and Beziers. These investigations are ongoing (as is the European Commission’s re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 “aid” decision), and Ryanair currently expects that they will conclude in 2025, with any European Commission decisions appealable to the EU General Court. Ryanair is also facing an allegation in a German court case launched by Lufthansa in 2006 that it has benefited from unlawful State aid in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In mid-2023, the Spanish Ministry of Consumer Affairs launched sanctioning proceedings against Ryanair and several other airlines regarding cabin baggage and other customer policies. The Company filed submissions with the Ministry explaining that its policies are fair, necessary for operational and safety purposes, and fully transparent. In May 2024, the Ministry ordered the discontinuation of these policies and imposed substantial fines on Ryanair and other airlines. In November 2024, the Minister of Consumer Affairs confirmed the May decision, imposing fines of approximately €107m on Ryanair. Ryanair is appealing this decision to the courts, as well as seeking a suspension of the discontinuation order, and intends to fully defend its position with reference to its rights under Spanish and EU law, as well as positive court rulings in similar matters, but the outcome of these proceedings cannot be guaranteed.

23.         Note to cash flow statement

The following table outlines the changes in the carrying value of net cash:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Net cash/(debt) at beginning of year	1,372.8	558.8	(1,451.6)
Changes from financing cashflows
(Decrease)/increase in cash and cash equivalents in year, including net foreign exchange differences	(12.1)	276.1	930.3
(Decrease)/increase in financial assets: cash > 3 months	(137.7)	(818.4)	122.1
Increase/(decrease) in restricted cash	16.7	(13.1)	(3.2)
Net cash flow from decrease in debt	86.4	1,143.2	1,085.7
Movement in net funds resulting from cash flows	(46.7)	587.8	2,134.9

Other changes
Translation on U.S. dollar denominated debt	3.3	16.2	0.9
Promissory notes	—	213.5	—
Lease additions	(22.8)	—	(122.1)
Interest expense	(2.8)	(3.5)	(3.3)
Movement from other changes	(22.3)	226.2	(124.5)

Net cash at end of year	1,303.8	1,372.8	558.8
Analyzed as:
Cash and cash equivalents, cash > 3 months and restricted cash	3,986.5	4,119.6	4,675.0
Total borrowings*	(2,682.7)	(2,746.8)	(4,116.2)
Net cash	1,303.8	1,372.8	558.8

*Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Balance at beginning of year	1,404.3	1,379.9	1,328.2
Changes from financing cashflows
Net proceeds from shares issued	4.9	16.4	31.7
Share premium receivable on shares issued	12.4	8.0	20.0
Movement in net funds resulting from cash flows	17.3	24.4	51.7
Balance at end of year	1,421.6	1,404.3	1,379.9

The following table outlines the changes in liabilities arising from financing activities:

	At March 31,
	2025	2024	2023
	€M	€M	€M
Balance at beginning of year	(2,746.8)	(4,116.2)	(5,077.4)
Repayments of borrowings	50.0	1,100.5	1,039.4
Lease liabilities paid	36.4	42.7	46.3
Lease modifications/additions	(22.8)	—	(122.1)
Interest expense	(2.8)	(3.5)	(3.3)
Foreign exchange	3.3	16.2	0.9
Promissory notes	—	213.5	—
Balance at end of year	(2,682.7)	(2,746.8)	(4,116.2)
Less than one year	(886.1)	(89.4)	(1,099.9)
More than one year	(1,796.6)	(2,657.4)	(3,016.3)
Balance at end of year	(2,682.7)	(2,746.8)	(4,116.2)

24.         Shareholder returns

An interim dividend of approx. €0.223 per share was paid in February 2025 (February 2024: €0.175). The Board is recommending the payment of a final dividend of €0.227 per share, subject to AGM approval in September 2025 (September 2024: €0.178).

The Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) in May 2024, which was subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024, of which approximately 98% was completed at March 31, 2025.

There were no shareholder returns during FY23.

25.       Post-balance sheet events

In April 2025 the Company bought back approximately 1m ordinary shares, completing the €800m share buyback program. In May 2025, the Board approved a follow-on €750m share buyback program (including Ordinary Shares underlying ADRs), which will likely run for the next 6 – 12 months.

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

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2025, 2024 and 2023.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, together with all NEDs) amounted to €14.7m in the FY25 (FY24: €16.5m; FY23: €11.8m).

	Year ended
	March 31,
	2025	2024	2023
	€M	€M	€M
Basic salary and bonus	9.2	8.7	7.3
Pension contributions	0.2	0.2	0.2
NED fees	1.1	1.1	0.6
	10.5	10.0	8.1
Share-based compensation expense (non-cash technical accounting charge)	4.2	6.5	3.7
	14.7	16.5	11.8

27.         Date of approval

The consolidated financial statements were approved by the Board of the Company on May 16, 2025.

APPENDIX A (Unaudited)

GLOSSARY

Ancillary Revenue per booked passenger

Represents the average revenue earned per booked passenger flown from ancillary services.

Available seat miles (ASM)

Represents total seats available during the period multiplied by the average sector length.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Seats available	211.9m	194.3m	179.9m	117.3m	38.7m
Average sector length (miles) – See page 3	783	780	766	772	776
Available seat miles (ASM)	166bn	152bn	138bn	91bn	30bn

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

Fiscal year ended March 31	2025	2024	2023	2022	2021
Cost per Available Seat miles (ASM)	€0.0746	€0.0749	€0.0676	€0.0565	€0.0824
Yield per Revenue Passenger Mile (RPM)	€0.0889	€0.0933	€0.0836	€0.0640	€0.0744
Break Even Load Factor	84%	80%	81%	88%	108%

Cost per Available seat mile (ASM)

Represents total operating costs divided by Available Seat Miles (ASM).

Fiscal year ended March 31	2025	2024	2023	2022	2021
Total operating expenses - See page F-5	€12.39bn	€11.38bn	€9.33bn	€5.14bn	€2.48bn
Available Seat Miles (ASM)	166bn	152bn	138bn	91bn	30bn
Cost per Available Seat Mile	€0.0746	€0.0749	€0.0676	€0.0565	€0.0824

Cost per booked passenger

Represents operating expenses divided by booked passengers flown.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Total operating expenses - See page F-5	€12.39bn	€11.38bn	€9.33bn	€5.14bn	€2.48bn
Revenue Passengers Booked – See page 3	200m	184m	169m	97m	28m
Cost per booked passenger	€61.88	€61.96	€55.37	€52.97	€89.95

Gross Cash

Represents cash and cash equivalents, cash >3 months and restricted cash.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Cash and Cash Equivalents (€'M)	3,863.3	3,875.4	3,599.3	2,669.0	2,650.7
Cash > 3 months (€'M)	100.1	237.8	1,056.2	934.1	465.5
Restricted cash (€'M)	23.1	6.4	19.5	22.7	34.1
Gross Cash (€'M)	3,986.5	4,119.6	4,675.0	3,625.8	3,150.3

Net Cash/(Debt)

Refer to Note 23 on page F-58.

Net Margin

Represents profit after taxation as a percentage of total revenues.

Number of Airports Served

Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Operating Costs (pre-exceptional)

Represents total operating costs excluding any exceptional items.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Operating Costs (€'M)			9,332.6	5,140.5
Exceptional Item (€'M)	n/a	n/a	(130.5)	130.5	n/a
Operating Costs (pre-exceptional) (€'M)			€9,202.1	€5,271.0

Operating Margin

Represents operating profit as a percentage of total revenues.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Operating profit/(loss) – See page F-5 (€'M)	1,558.0	2,060.7	1,442.6	(339.6)	(839.4)
Total operating revenues - See page F-5 (€'M)	13,948.5	13,443.8	10,775.2	4,800.9	1,635.8
Operating Margin	11%	15%	13%	(7%)	(51%)

Profit/(loss) after tax (pre-exceptional)

Represents the profit or loss after tax excluding any exceptional items.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Profit/(loss) after tax (€'M)			1,313.8	(240.8)
Exceptional Item (€'M)	n/a	n/a	114.2	(114.2)	n/a
Profit/(loss) after tax (pre-exceptional)			€1,428.0	(355.0)

Revenue Passenger Miles (RPM)

Represents the number of booked passengers multiplied by the average sector length.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Revenue Passengers Booked – See page 3	200m	184m	169m	97m	28m
Average sector length (miles) – See page 3	783	780	766	772	776
Revenue passenger miles (RPM)	157bn	144bn	129bn	75bn	22bn

Revenue Passengers Booked

Represents the number of passengers booked.

Seats available

Represents sectors flown during the period multiplied by the individual capacity of the aircraft.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Sectors flown – See page 3	1,109,332	1,022,455	946,643	620,524	204,828
Average individual aircraft capacity	191	190	190	189	189
Seats available	211.9m	194.3m	179.9m	117.3m	38.7m

Sectors Flown

Represents the number of passenger flight sectors flown.

Total Borrowings

Refer to Note 23 on page F-58.

Total revenue per booked passenger

Represents the average revenue earned per booked passenger from fares and ancillary services.

Total Shareholder Return

Represents capital appreciation (measured as the difference between the closing share price at the end of each period) and dividends received by the shareholder.

Yield per Revenue Passenger Miles (RPM)

Represents total revenue divided by Revenue Passenger Miles (RPM)

Fiscal year ended March 31	2025	2024	2023	2022	2021
Total operating revenues – See page F-5	€13.95bn	€13.44bn	€10.78bn	€4.80bn	€1.64bn
Revenue passenger miles (RPM)	157bn	144bn	129bn	75bn	22bn
Yield per revenue passenger mile	€0.0889	€0.0933	€0.0836	€0.0640	€0.0744