Form 20-F
period 2026-03-31
RYANAIR HOLDINGS PLC
filed 2026-06-22
CIK 1038683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: March 31, 2026

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

1,043,931,708 Ordinary Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards Accounting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards Accounting Standards as issued by the IASB and also International Financial Reporting Standards Accounting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2026 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.1518, or $1.00 = €0.8682, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2026. See “Item 3. Key Information” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

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

Among the factors that are subject to change and could significantly impact Ryanair’s expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair’s ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair Holdings operates a low-fare, low cost scheduled airline group serving short-haul, point-to-point routes from 95 bases to airports across Europe and North Africa, which together are referred to as “Ryanair’s bases.” For a list of these bases, see “Item 4. Information on the Company—Route System, Scheduling and Fares.” Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of March 31, 2026, the Ryanair Group had a fleet of 621 Boeing 737s, including 210 Boeing 737-8200 “Gamechanger” aircraft. In addition, the Group had 26 leased Airbus A320 aircraft (total short-haul fleet of 647 aircraft). The Group offers over 3,600 short-haul flights per day serving approximately 235 airports across Europe and North Africa. A detailed description of the Company’s business can be found in “Item 4. Information on the Company”.

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company’s selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with International Financial Reporting Standards Accounting Standards (“IFRS”). The financial information for fiscal year ended March 31, 2026 (“FY26”) has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2026. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data:

	Fiscal year ended March 31,
	2026(a)	2026	2025	2024	2023	2022

	(in millions, except per-Ordinary Share data)
Total operating revenues	$17,903.9	€15,544.3	€13,948.5	€13,443.8	€10,775.2	€4,800.9
Total operating expenses	$(15,169.3)	€(13,170.1)	€(12,390.5)	€(11,383.1)	€(9,332.6)	€(5,140.5)
Operating profit/(loss)	$2,734.6	€2,374.2	€1,558.0	€2,060.7	€1,442.6	€(339.6)
Other income/(expense)	$56.6	€49.1	€226.4	€67.3	€(0.1)	€(90.2)
Profit/(loss) before taxation	$2,791.2	€2,423.3	€1,784.4	€2,128.0	€1,442.5	€(429.8)
Tax (expense)/credit	$(287.5)	€(249.6)	€(172.8)	€(210.9)	€(128.7)	€189.0

Profit/(loss) after taxation	$2,503.7	€2,173.7	€1,611.6	€1,917.1	€1,313.8	€(240.8)
Ryanair Holdings basic earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$2.3720	€2.0594	€1.4631	€1.6828	€1.1557	€(0.2130)
Ryanair Holdings diluted earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$2.3522	€2.0422	€1.4549	€1.6743	€1.1529	€(0.2130)

Balance Sheet Data:

	As of March 31,
	2026(a)	2026	2025	2024	2023	2022

	(in millions)
Cash and cash equivalents	$3,148.3	€2,733.4	€3,863.3	€3,875.4	€3,599.3	€2,669.0
Total assets	$22,745.4	€19,747.7	€17,507.0	€17,175.6	€16,405.9	€15,149.8
Current and long-term debt, including lease obligations	$1,717.9	€1,491.5	€2,682.7	€2,746.8	€4,116.2	€5,077.4
Shareholders’ equity	$11,634.8	€10,101.4	€7,036.9	€7,614.2	€5,643.0	€5,545.3
Issued share capital	$7.3	€6.3	€6.4	€6.9	€6.9	€6.8
Weighted Average Number of Ordinary Shares in issue during the year	1,055.5	1,055.5	1,101.5	1,139.2	1,136.8	1,130.5

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2026(a)	2026	2025	2024	2023	2022

	(in millions)
Net cash inflow from operating activities*	$4,255.8	€3,694.9	€3,415.7	€3,157.9	€3,891.0	€1,940.5
Net cash (outflow) from investing activities	$(3,009.4)	€(2,612.8)	€(1,431.5)	€(1,560.4)	€(1,901.2)	€(1,414.4)
Net cash (outflow) from financing activities*	$(2,534.8)	€(2,200.7)	€(1,997.0)	€(1,326.3)	€(1,054.0)	€(536.5)
(Decrease)/increase in cash and cash equivalents	$(1,288.4)	€(1,118.6)	€(12.8)	€271.2	€935.8	€(10.4)

*Amounts are inclusive of net foreign currency differences

(a)	Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2026 of €1.00 = $1.1518 or $1.00 = €0.8682.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company’s consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,
Operating Data:	2026	2025	2024	2023	2022
Operating Margin	15%	11%	15%	13%	(7)%
Break-even Load Factor	80%	84%	80%	81%	88%
Average Booked Passenger Fare (€)	50.66	46.10	49.78	41.12	27.33
Ancillary Rev. per Booked Passenger (€)	23.94	23.57	23.40	22.81	22.13
Total Rev. per Booked Passenger (€)	74.60	69.67	73.18	63.93	49.47
Cost Per Booked Passenger (€)	63.21	61.88	61.96	55.37	52.97
Average Fuel Cost per U.S. Gallon (€)	3.01	3.02	3.23	2.46	1.92

	Fiscal Year ended March 31,
Other Data:	2026	2025	2024	2023	2022
Revenue Passengers Booked (millions)	208	200	184	169	97
Booked Passenger Load Factor	94%	94%	94%	93%	82%
Average Sector Length (miles)	790	783	780	766	772
Sectors Flown ('000)	1,151.8	1,109.3	1,022.4	946.6	620.5
Number of Airports Served	235	228	235	222	223
Average Daily Flight Hour Utilization (hours)	9.48	9.57	9.38	9.40	6.88

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

Changes in fuel costs and availability affect the Company’s results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia’s invasion of Ukraine in February 2022 and remained volatile throughout 2022 and 2023. Most recently, oil prices increased significantly in March 2026 as a result of the conflict in Iran and broader escalation across the Middle East, which resulted in significant increases in jet fuel prices. In addition, there has been significant disruption to international shipping and trade routes through the Strait of Hormuz, through which approximately 20% of the world's oil and gas supply is typically transported, further exacerbating the impact on oil and jet fuel prices. A prolonged or escalating conflict in Iran and the Middle East has led and could continue to lead to a protracted period of uncertainty in the region and to increased volatility in and disruption to global energy markets, which could cause jet fuel prices to remain elevated or rise even higher. Moreover, even if the conflict in Iran subsides or terminates, there may be lasting disruptions to fuel production, including related infrastructure and transportation. Additionally, as international prices for jet fuel are denominated in U.S. dollars, Ryanair’s fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East, Central and Eastern Europe, or other oil-producing regions or the further suspension of production by any significant producer, may adversely affect Ryanair’s profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

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

Disruptions in the aircraft and/or engine maintenance supply chain could adversely affect our operations. Because Ryanair currently sources the majority of its aircraft and many related aircraft parts from the Boeing Company (“Boeing”), if Ryanair were unable to acquire additional aircraft or sufficient spare parts from Boeing, or if Boeing were unable or unwilling to make timely deliveries of aircraft or to provide adequate support for its products, Ryanair’s operations could be materially and adversely affected. There can be no assurance that the FAA and/or EASA will not, now or in the future, apply additional maintenance or oversight in relation to the operation of the Boeing 737 fleet, that will delay delivery of these aircraft and/or materially increase the cost of operating this aircraft type.

Additionally, the global market for aircraft engine maintenance, repair, and overhaul (“MRO”) is experiencing significant capacity constraints driven by rising aircraft utilization, supply-chain disruptions, labor shortages, and extended turnaround times at existing engine shops. These industry-wide limitations may impair our ability to secure timely engine overhauls for our fleet, which could result in prolonged aircraft downtime, reduced operational reliability, and increased costs. If we are unable to obtain MRO services when needed, our operational performance and financial results could be materially adversely affected.

To address these constraints, the Group intends to establish two engine shop (MRO) facilities designed to expand internal maintenance capabilities and reduce reliance on third-party providers. The development of these MRO facilities involves substantial capital investment, regulatory approvals, specialized workforce recruitment, and the integration of complex technical processes. Delays, cost overruns, or challenges in attracting and retaining qualified technicians could limit the Group’s effectiveness in addressing industry MRO capacity shortages.

Imposition of tariffs by the U.S. and/or other countries, escalating global trade tensions and an increase in trade protectionism could have a material adverse effect on Ryanair’s business, results of operation and financial condition. There is significant uncertainty about the future relationship between the U.S. and other countries with respect to tariffs, trade policies, taxes, and government regulations. Throughout 2025, the U.S. administration announced and implemented far-reaching tariffs against a broad spectrum of countries and trading partners, resulting in a more restrictive trade environment. In February 2026, the Supreme Court of the U.S. invalidated certain of the expansive tariffs previously imposed by the U.S. administration, prompting the U.S. administration to implement the current temporary 15% global tariff under alternative statutory authority. Following a period of significant trade disruption and uncertainty, in May 2026, the EU and the U.S. provisionally agreed to implement a trade agreement, originally announced in August 2025, providing for a tariff ceiling of 15% on most EU exports and exemptions for aircraft and aircraft parts. Notwithstanding the EU-U.S. trade agreement, significant uncertainty remains as to the legal basis, scope, and durability of U.S. tariff policy more broadly, including the possibility of further judicial challenges, changes in tariff rates, or retaliatory or responsive measures by U.S. trading partners.

Ryanair sources its aircraft and many aircraft parts from the U.S., and the imposition of new tariffs, an increase in existing tariffs, retaliatory tariffs or any other escalation of trade disputes involving the EU and/or the U.S. may lead to higher costs that Ryanair may have to absorb, negatively affect Ryanair’s supply chains and adversely affect its business and results of operations. As a result, Ryanair may have to postpone or cancel delivery of certain orders, including aircraft or parts, and may choose not to make more of such orders in the future.

The effects of these tariffs cannot be predicted with certainty, and there can be no assurance that such measures will not contribute to a broader global economic downturn or global recession. Ryanair is unable to predict the evolution or outcome of these developments or to quantify the impact that tariffs would have on its business or financial condition. Trade disputes and trade wars, retaliatory measures or other governmental actions, could have a material adverse effect on international passenger traffic, demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, UK, U.S. or global economies (or certain sectors thereof) and, in turn, Ryanair’s business and financial results.

Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. As almost all of Ryanair’s reservations are made through its website and mobile app, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Third-party service organizations are used for the reservation and flight planning processes. Third-party service organizations are also subject to cyber security risks. Ryanair secures its website and follows the recommendations set out in the U.S. National Institute of Standards and Technology’s Cyber Security Framework 2.0. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair’s systems may be vulnerable to theft, loss, damage, and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. Ryanair may not have the resources or technical sophistication to anticipate or prevent these rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information. Moreover, the war in Ukraine and conflict in the Middle East has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors and/or supply chain providers located around the region of conflict. The aviation industry has experienced a significant increase in the level of cyber-attacks over the last year. While Ryanair has experienced and expects to continue to experience these types of threats and incidents, the Group has not detected any material cyber security events during FY26.

Ryanair is subject to increasingly complex data protection laws and regulations. Ryanair’s business involves the processing and storage on a large scale of personal data relating to its customers, employees, business partners and others. Ryanair is subject to the European Union’s General Data Protection Regulation 2016/679 (the “GDPR”) (which became fully applicable in May 2018) as well as relevant national implementing legislation (Irish Data Protection Act 2018), which impose significant obligations upon subject companies. Ensuring compliance with data protection laws is an ongoing commitment which involves substantial costs, and it is possible that, despite Ryanair’s efforts, governmental authorities or third parties will assert that Ryanair’s business practices fail to comply with these laws and regulations. If its operations are found to be in violation of any of such laws and regulations, Ryanair may be subject to significant civil, criminal and administrative damages, penalties and fines, as well as reputational harm, which could have a material adverse effect on its business, financial condition or results of operations.

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

Ryanair has had and may again in the future have a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company’s financial condition. Ryanair has carried, and may in the future carry, a substantial amount of debt. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the risks described in this report may limit the Company’s ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and may again in the future seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair’s ability to successfully access capital.

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms. Ryanair’s continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 647 aircraft in its operating fleet at March 31, 2026 following delivery of all 210 Boeing 737-8200 aircraft, pursuant to a contract with Boeing (the “2014 Boeing Contract”).

In May 2023, Ryanair announced that it had entered into a purchase agreement with Boeing (the “2023 Boeing Contract”) to purchase up to 300 Boeing 737 MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) for delivery between 2027 to 2033 (inclusive). This agreement was approved by the Company’s shareholders at its September 2023 AGM.

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of the Boeing 737 MAX-10 aircraft, allowing for expected disposals of older aircraft, including lease returns over the period and Boeing’s ability to fulfil the 2023 Boeing Contract. For additional information on the Company’s aircraft fleet and expansion plans, see “— Disruptions in the aircraft and/or engine maintenance supply chain could adversely affect our operations,” and “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations and financial condition.

As a result of the 2023 Boeing Contract, and other general corporate purposes, Ryanair may raise substantial debt financing. Ryanair’s ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets. Additionally, Ryanair’s ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, could have a material adverse effect on its results of operations and financial condition.

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB+ credit rating from both S&P and Fitch Ratings). There is a risk that the Group will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for the Group and a material adverse effect on its results and financial condition.

Ryanair has previously entered into significant derivative transactions intended to hedge some of its aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Prolonged delays in the Federal Aviation Administration (“FAA”) and/or the European Union Aviation Safety Agency (“EASA”) issuing required certifications or approvals for the Boeing 737 MAX-10 aircraft could materially and adversely affect Ryanair’s business plans, strategy and results of operations. Pursuant to the 2023 Boeing Contract, Ryanair has ordered up to 300 new Boeing 737 MAX-10 aircraft (150 firm and 150 options) for delivery between 2027 to 2033. See “Item 10. Additional information – Material Contracts”.

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

Residual value of the fleet. At March 31, 2026 Ryanair operated 647 aircraft (27 of which are leased) and has a purchase contract in place in respect of up to 300 Boeing 737 MAX-10 aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) for delivery between 2027 to 2033 (inclusive). Over the course of the 2023 Boeing Contract order, Ryanair expects to dispose or handback approximately 150 aircraft as part of its ongoing fleet management strategy. Although under the terms of the 2023 Boeing Contract, Ryanair shall purchase the new aircraft at substantial discounts to the basic price for Boeing 737 MAX-10 aircraft, there can be no certainty that there will be demand for the new aircraft capacity or that Ryanair will be able to sell aircraft profitably at the time of disposal. Failure by Ryanair to dispose of an appropriate number of aircraft could have an adverse effect on Ryanair’s financial condition.

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

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) (“winter”), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. The Company intends to continue grounding aircraft in FY27. Ryanair’s policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high-cost airports at low winter yields, there can be no assurance that this strategy will be successful.

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

Ryanair and its union partners have negotiated multiple CLAs since 2017. Initial agreements were reached in 2018-2019 following the decision to recognize trade unions for collective bargaining. During the Covid-19 pandemic, the Company negotiated emergency job protection agreements with unions for temporary pay cuts to avoid job losses. Pay under these emergency agreements was originally due to be restored from 2022 to 2025, however Ryanair concluded agreements with the majority of unions in 2022 which accelerated pay restoration with pay fully restored by December 2022. Since then, the Company has reached long-term agreements (typically lasting up to 5 years) with pilots and cabin crew in all major markets that set pay rates and protect the Company’s high people productivity model. The majority of the CLAs will expire in FY27 and/or FY28 with negotiations ongoing for replacement agreements. External factors such as high inflation in the general economy, a global recession and a shift in market conditions could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

Ryanair intends to retain its high people productivity model; however, there may be periods of labor unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

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

The Group is dependent on key personnel. Ryanair’s success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O’Leary, the Group CEO, and key financial, commercial, operating, IT (“LABS”), Sustainability, HR and maintenance personnel. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Remuneration Agreement with Mr. O’Leary.” Ryanair’s success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a Group. Although Ryanair’s employment agreements with Mr. O’Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new, qualified personnel could have a material adverse effect upon Ryanair’s business, operating results, and financial condition.

The Company faces risks related to its internet reservations operations, its decision to implement 100% digital boarding passes and its reduction of airport check-in facilities. Ryanair’s flight reservations are made predominantly through its website and mobile app. Ryanair has established contingency programs which include migrating its website to the cloud and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up booking engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems.

All Ryanair passengers are required to use Internet check-in and digital boarding passes. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings through reduced passenger airfares. Ryanair has deployed this system across its website and app. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect Ryanair’s results of operations and financial condition.

The Company is subject to legal proceedings alleging State aid at certain airports. Formal investigations by the European Commission are ongoing into Ryanair’s agreements with Girona, Reus, and Beziers airports, and Ryanair’s arrangements with Cagliari airport (even though the European Commission in March 2023 withdrew its 2016 finding that Ryanair had received aid through those arrangements). The investigations seek to determine whether the agreements constitute illegal State aid under EU law. The investigations are currently expected to be completed in 2026, with the European Commission’s decisions being appealable to the EU General Court. Investigations into Ryanair’s agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck, Riga, Târgu Mureș, and Paris (Beauvais) airports, and into certain of Ryanair’s agreements prior to 2009 with Frankfurt (Hahn), have concluded with findings that these agreements contained no State aid. In parallel, the European Commission has announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt, Montpellier, La Rochelle, and Carcassonne airports, and certain arrangements with Frankfurt (Hahn) airport spanning 2003-2018, ordering Ryanair to repay a total of approximately €55m of alleged State aid.  Ryanair appealed these “aid” decisions to the EU General Court, which ruled in favor of Ryanair in the Zweibrücken airport case. The appeals concerning La Rochelle and Frankfurt (Hahn) airports are currently before the EU General Court and the appeal in the Carcassonne airport case will be submitted to the EU General Court when the European Commission publishes the full text of its decision. In 2023, the European Commission withdrew its finding of State aid concerning Ryanair’s arrangements with Cagliari airport, following a General Court ruling in a related case, and is currently reviewing the case afresh in light of the guidance received from the Court, with a decision expected in 2026. The EU General Court ruled in favor of the European Commission in the cases of Pau, Nimes, Angouleme, Altenburg, Klagenfurt and Montpellier. The Klagenfurt judgment was subject to an appeal by Ryanair to the Court of Justice of the EU, which ruled against Ryanair in 2023. In 2024, Ryanair withdrew its appeal to the Court of Justice in the Montpellier case. In addition to the European Commission investigations, Ryanair faced an allegation that it benefited from unlawful State aid in a German court case launched by Lufthansa in 2006 in relation to Ryanair’s arrangements with Frankfurt (Hahn) airport. Lufthansa withdrew the case from the German courts in 2025. Adverse rulings in the above State aid matters could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair’s overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

The Company faces risks related to unauthorized use of information from the Company’s website. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screen scraping also on the basis of certain legal principles, such as contractual and database rights and copyright protection. In turn, Ryanair has been accused by certain operators of screen scraping websites that its objection to the unauthorized selling by online travel agents (“OTAs”) to consumers of Ryanair flight tickets is an attempt to restrict competition. Ryanair is currently involved in legal proceedings against the proprietors of screenscraper websites in Germany and Ireland . Ryanair’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to display the true price of the Ryanair fare and to provide Ryanair with the passengers’ genuine contact and payment method details.

In November 2023, the Irish High Court found that Flightbox, a screenscraper, was bound by the Terms of Use of the Ryanair website and as such, the court granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website by using bot technology to unlawfully scrape the Ryanair website for OTAs. Following that decision, Ryanair was approached by a number of OTAs who wanted to enter into agreements that respected Ryanair’s exclusive online distribution model. Ryanair entered into the first Direct Distribution Agreement (“DDA”) with Love Holidays in January 2024 and subsequently into DDAs with several other OTAs. The DDAs fully protect Ryanair’s exclusive online distribution model. Under the DDAs Ryanair grants the OTA partner a license to use its flight and price data for display purposes only on the OTA website. The passenger can select accurately priced

Ryanair flights and ancillary services, and is brought to the Ryanair.com website to confirm the purchase of Ryanair flights and ancillary services. The agreements strictly prohibit any hidden mark-ups being applied to Ryanair flights and/or ancillary products so as not to mislead consumers but gives pricing freedom to OTAs provided their fees or discounts are displayed transparently. The agreements also ensure that Ryanair obtains the passenger’s real contact details, allow the passenger to manage their own booking directly with Ryanair, and in the event of cancellation or disruption, ensure that the passenger receives a prompt refund.

In January 2024, the Milan Court of Appeal conclusively rejected claims of the OTAs Lastminute and Viaggiare that Ryanair’s exclusive online distribution model constitutes an abuse of a dominant position and confirmed that Ryanair’s exclusive online distribution model was justified and pro-consumer.

In July 2024, a jury in the Delaware District Court found that Booking.com had violated the U.S. Computer Fraud and Abuse Act (“CFAA”) by accessing Ryanair’s “protected computer” without authorization and with intent to defraud causing Ryanair loss in excess of $5,000 (the minimum technical damages required for invoking the CFAA).  Booking.com challenged the decision and in January 2025 obtained a ruling from the trial judge that the jury was incorrect to find that Ryanair suffered loss in excess of $5,000. Ryanair appealed this ruling to the U.S. Circuit Court in February 2025. The case was ultimately settled and Booking.com entered into an agreement with Ryanair, which provides the entire Booking Holdings Group (including Booking.com, Kayak, Priceline and others) access to Ryanair’s DDAs and price comparison agreements.

Ryanair allows certain companies who operate fare comparison (i.e., not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. In addition, Ryanair permits GDS operators Amadeus, Sabre and Travelport (trading as Galileo and Worldspan), as well as Kyte, Travelfusion and others to provide access to Ryanair’s fares to traditional brick & mortar travel agents and closed corporate travel booking platforms. Ryanair also allows traditional brick & mortar travel agents and closed corporate travel booking platforms to access its fares directly on Ryanair.com via a Travel Agent Direct (“TAD”) channel.

Notwithstanding the recent success in the screen scraping litigation, Ryanair has also in the past recorded unfavorable rulings in its actions against screen scrapers. In addition, in September 2023, the Italian Competition Authority (“AGCM”) opened an investigation into a potential abuse of a dominant position by Ryanair in its dealings with OTAs and bricks & mortar travel agents. The AGCM issued a Statement of Objections to Ryanair in October 2025 outlining the case team’s theory on why it believed Ryanair was in breach of competition law, following which Ryanair responded in writing and attended a hearing of the AGCM Board in December 2025. The AGCM Board issued a decision in December 2025 finding that Ryanair had abused a dominant position in its dealings with OTAs and bricks & mortar travel agents between April 2023 and April 2025, and fining Ryanair €256m. Ryanair believes there is no merit in this decision and has filed an appeal to the Administrative Tribunal of Lazio with reference to, amongst others, case law supporting its current distribution model, including the January 2024 rulings of the Court of Appeal of Milan in cases brought by OTAs Lastminute and Viaggiare, which found that Ryanair’s direct distribution model benefited consumers and did not entail an abuse of a dominant position. The Italian court appeals will likely take up to three years to be resolved. Ryanair intends to bring to the attention of the courts the May 2026 ruling by the Italian Council of State on Ryanair’s appeal of the AGCM’s decision concerning refunds to passengers and a promotion during Covid, in which the Council of State found that the AGCM had discriminated against Ryanair (relative to other airlines) during the investigation, and which overturned the €4.2m fine imposed by the AGCM on Ryanair.

Pending the outcome of outstanding legal proceedings and appeals of the December 2025 decision of the AGCM, and if Ryanair were to be ultimately unsuccessful in them, the activities of screen scraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and consequently to a reduction in Ryanair’s ancillary revenue stream. Also, some business may be lost to Ryanair once potential customers are presented by a screen scraper website with a Ryanair fare or a fee for an ancillary product such as priority boarding or checked baggage inflated by the screen scraper’s intermediary fee. This could also adversely affect Ryanair’s reputation as a low-fares airline, which could negatively affect Ryanair’s results of operations and financial conditions.

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

The Company faces risks related to allegations of non-compliance with competition law. Ryanair is subject to laws and regulations relating to anti-competitive practices in the European Union, individual members states and other countries in which it operates. In December 2022, the AGCM formulated an allegation of price collusion against Ryanair and several other airlines on routes between mainland Italy and Sicily during the Christmas travel peak. There was no merit behind this allegation and Ryanair believes that the AGCM was motivated by political pressure rather than any credible indication of existence of a cartel. Consequently, the AGCM dropped its investigation in November 2023. Also in November 2023, the AGCM launched a sector inquiry on pricing algorithms for air passengers on routes to and from Sicily and Sardinia. The AGCM adopted a final decision in December 2025, which found no specific issues on these routes related to the use of algorithms. In September 2023, the AGCM opened an investigation into a potential abuse of a dominant position by Ryanair in its dealings with OTAs and bricks & mortar travel agents. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on the Company. The AGCM closed these interim proceedings in May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation. The AGCM issued a Statement of Objections to Ryanair in October 2025 outlining the case team’s theory on why it believed Ryanair was in breach of competition law, following which Ryanair responded in writing and attended a hearing of the AGCM Board in December 2025. The AGCM Board issued a decision in December 2025 finding that Ryanair had abused a dominant position in its dealings with OTAs and bricks & mortar travel agents between April 2023 and April 2025, and fining Ryanair €256m. Ryanair believes there is no merit in this decision and has filed an appeal to the Administrative Tribunal of Lazio with reference to, amongst others, case law supporting its current distribution model, including January 2024 rulings of the Court of Appeal of Milan in cases brought by OTAs Lastminute and Viaggiare, which found that Ryanair’s direct distribution model benefited consumers and did not entail an abuse of a dominant position. The Italian court appeals will likely take up to three years to be resolved. Ryanair intends to bring to the attention of the courts the May 2026 ruling by the Italian Council of State on Ryanair’s appeal of the AGCM’s decision concerning refunds to passengers and a promotion during Covid, in which the Council of State found that the AGCM had discriminated against Ryanair (relative to other airlines) during the investigation, and which overturned the €4.2m fine imposed by the AGCM on Ryanair. As the Company has grown to become the largest airline in Europe by passenger traffic and number of daily flights, these recent investigations may turn out to be the beginning of a trend of competition authorities or other parties (such as suppliers) seeking to build cases based on allegations of breaches of EU and national laws prohibiting cartels and abuses of dominance. Competition authorities have extensive powers to impose structural or behavioral measures as well as fines of up to 10% of global annual turnover. The Company intends to fully defend any such claims. However, no assurance can be given as to the outcome of any such proceedings.

Corporation tax rates are expected to rise. The Company is principally subject to corporation tax on profits across a number of European jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the UK). In December 2022, the Council of the European Union reached unanimous agreement to adopt the European Commission’s directive relating to the Organization for Economic Co-operation and Development’s (“OECD”) inclusive framework on Base Erosion and Profit Shifting (“BEPS”) Global Anti-Base Erosion Model Rules (referred to as “GloBE” or “Pillar Two”). The directive requires EU member states to enact a minimum global corporate tax rate of 15% for multinational groups. On foot of this directive, Ireland has enacted tax laws that will, as a backstop, apply a ‘top-up tax’ to the Company to ensure that the Group as a whole, meets the minimum global corporation tax rate standard outlined in the Pillar Two rules. These laws are subject to the continuing development of administrative guidelines by the OECD and contain various transitional reliefs and are expected to increase the overall effective tax rate of the Company over coming years.

Any increase in corporation tax rates to which the Company is exposed or adverse changes in the basis of calculation would result in the Company paying higher corporation taxes and could have an adverse impact on Ryanair’s cash flows, financial position, and results of operations.

Changes in EU regulations in relation to employers and employee social insurance could increase costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee’s contract of employment was governed, which was either the UK or Ireland. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions could have a material adverse effect on Ryanair’s cash flows, financial position, and results of operations.

Ryanair is subject to tax audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company is of the view that it is tax compliant in all jurisdictions in which it operates, there can be no guarantee that it will not receive tax assessments following the conclusion of the tax audits. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Company could materially increase. See “—Corporation tax rates expected to rise” above.

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

Brexit could present Ryanair with a number of other potential regulatory challenges. Brexit could lead to potentially divergent laws and regulations as the UK continues to determine which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights, data protection, public health and the environment) that it initially replicated on its exit from the EU to ultimately amend or abolish. It also requires special efforts to ensure Ryanair’s continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in an EU member state be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 after December 31, 2020, i.e., the date following which UK holders of the Company’s shares are no longer treated as EU nationals for the purposes of EU Regulation No. 1008/2008. For additional information, please see “–Risks Related to Ownership of the Company’s Ordinary Shares or American Depositary Shares (“ADSs”)”.

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among UK businesses and investors, mainly due to the resulting legal and regulatory uncertainty, including potentially divergent treaties, laws and regulations applicable to the provision of air transportation services. Further, the Bank of England and other observers warned of a significant probability of a Brexit-related recession in the UK, which may be further impacted by the long-term negative economic effects of the Covid-19 pandemic, Russia’s invasion of Ukraine, the conflict in the Middle East, increased interest rates and inflation. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound sterling and/or recession in the UK would materially impact its financial condition and results of operations. For additional information, please see “–Currency fluctuations affect the Company’s results”.

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

Risks Related to the Airline Industry

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair’s results of operations. Ryanair’s operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, geopolitical tensions, economic instability as a consequence of the conflicts in Ukraine and the Middle East, high unemployment rates, high interest rates, constrained credit markets, global import tariffs, the longer-term impact of Covid-19 (or any future pandemics) and continuing inflationary pressures could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions also tend to impact Ryanair’s ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary and/or inflationary environment, combined with austerity measures by European governments, restricted or less accommodative monetary policies, geopolitical and macroeconomic uncertainties, sanctions, trade and travel restrictions and fuel and gas shortages resulting from the conflicts in Ukraine and the Middle East, has negatively impacted and will likely continue to negatively impact Ryanair’s operating results. It could also restrict the Company’s ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results. See “—Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on Ryanair’s business, results of operation and financial condition” below.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair’s ability to grow and could have a material adverse impact on operations. Travel taxes, ranging from municipal taxes in Italy of €6.50 to air passenger taxes in the Netherlands of €30.25, are levied as a flat amount per departing passenger in a number of Ryanair markets and account for a higher percentage when applied to low fares. In Ryanair’s experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In many markets, transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high-cost airlines who operate connecting flight networks. For example, in 2022, Belgium introduced a tax on departing passengers with an exemption for transfer passengers.

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

In July 2021, the European Commission announced details of the proposed “Fit for 55” legislation. These proposals include the introduction of a jet fuel tax on intra-EU flights through the Energy Taxation Directive. This tax would potentially be fully phased in over a 10-year period to 2033. The proposal remains under discussion within the Council of the European Union. The introduction of this tax on intra-EU flights could have a material adverse effect on Ryanair’s financial results. In July 2025, the European Commission launched a call for evidence on VAT rules applicable to travel and tourism sectors, in view of possible changes to the current VAT regime for transport.

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

In particular, the EU Emissions Trading System (“ETS”) is a cap-and-trade mechanism for CO₂ emissions designed to incentivize industries to improve carbon efficiency. Under the revised “Fit for 55” legislation, the aviation sector is now fully subject to ETS obligations, with the phase-out of free allowances completed in early 2026. Airlines must purchase 100% of their required allowances through auctions or the secondary market, as initial allocations based on historical performance and efficiency benchmarks have ended. While a limited pool of allowances continues to support the uptake of Sustainable Aviation Fuels ("SAF"), this covers only a small fraction of overall compliance needs and any shortfall in allowances must be acquired at prevailing market prices, which have remained volatile and elevated following the tightening of the ETS cap. ETS compliance has become one of the most significant environmental costs for the Group (see page F-24 for details). There can be no assurance that Ryanair will be able to secure sufficient carbon credits or that the cost of these credits will not materially adversely affect the Company’s business, operating results, and financial condition.

Additionally, the European Commission’s “ReFuel EU” regulation, and similar UK legislation provides for a SAF blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 6% by 2030 in the EU and 10% by 2030 in the UK. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair’s financial results.

Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on Ryanair’s business, results of operation and financial condition. The war between Russia and Ukraine and the conflict in the Middle East have heightened geopolitical tensions. In connection with the war between Russia and Ukraine, the EU, the UK, the U.S., and other countries have introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion of Ukraine), comprised of targeted, restrictive measures on certain individuals and entities, export controls, as well as general restrictions on economic relations, trade and financial transactions relating to Russia and Belarus. In response, Russia has imposed countermeasures against “unfriendly” states and individuals and entities of such states. More recently, the conflict in the Middle East and the escalation of hostilities across the region have interrupted energy production and led to the closure and disruption of critical air and shipping corridors. These geopolitical events have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including for aircraft components. In particular, the closure of the Strait of Hormuz has contributed and may continue to contribute to significant increases in oil prices, which have in turn led to increased jet fuel costs. Any further geopolitical developments, including the escalation, threatened escalation, or expansion of conflicts in Ukraine or the Middle East, may lead to further trade restrictions, supply chain disruptions, oil price volatility and instability across Europe and worldwide.

These geopolitical tensions and uncertainties have resulted and may continue to result in price increases of goods and services globally that may affect Ryanair, which has exposure, either directly or indirectly, to the availability and cost of certain raw materials, including jet fuel. The ongoing conflicts and sanctions could have a material adverse effect on demand for Ryanair’s services, its costs, customers, suppliers and/or the Irish, EU, UK, U.S. or global economies (or certain sectors thereof) and, in turn, Ryanair’s business and financial results.

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

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause of the cancellation or delay, i.e., whether it is caused by “extraordinary circumstances”. As Ryanair’s average flight length is less than 1,500 KM – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to “assistance”, including meals, drinks, and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, courts in several jurisdictions have been narrowing the definition of the term “extraordinary circumstances”, thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that “wildcat” strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. In March 2021, in the Airhelp v SAS proceedings, the Court of Justice of the EU effectively imposed strict liability on airlines to pay compensation where flights are canceled or delayed for three hours or more on arrival due to strikes by airline staff.  In addition, in December 2021, in joined cases (including Azurair, Corendon Airlines, Eurowings, Austrian Airlines and Laudamotion), the Court of Justice of the EU found that compensation is also payable for schedule changes made without sufficient notice which result in an earlier departure of one hour or more or a later departure of three hours or more unless due to ”extraordinary circumstances”.  See “—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company’s Results of Operations” below.

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

The Company is dependent on the continued acceptance of low-fares airlines. In past years, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public’s acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public’s perception of, and confidence in, low-fares airlines like Ryanair (regardless of Ryanair’s own safety record) and could have a material adverse effect on Ryanair’s financial condition and results of operations. In particular, an accident or other safety-related incident involving an aircraft operated by another airline of the same model or manufacturer as operated by Ryanair could have a material adverse effect on Ryanair if such accident or other safety-related incident resulted in actions or investigations by global aviation authorities or created a public perception that Ryanair’s operations are not safe or reliable or are less safe or reliable than other airlines. Such regulatory actions and/or public perceptions could, in turn, result in adverse publicity for Ryanair, cause harm to Ryanair’s brand and reduce travel demand on Ryanair’s flights, resulting in a material adverse effect on the Company’s financial condition and results of operations. For additional information, see “—Risks Related to the Company—Disruptions in the aircraft and/or engine maintenance supply chain could adversely affect our operations.”

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

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 41% of total operating expenses in FY26 and approximately 42% in FY25, management anticipates that these percentages may vary significantly in future years. See “—Changes in fuel costs and availability affect the Company’s results” above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company’s growth or financial performance. See “Item 5. Operating and Financial Review and Prospects.” The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry’s high susceptibility to price discounting. See “—The Company faces significant price and other pressures in a highly competitive environment” above.

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

State aid to the Company’s competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments chose to support their flag carrier airlines with State aid through recapitalizations, loans, loan guarantees and other measures. As at March 31, 2026, the European Commission has authorized approximately

€40bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law and has challenged several of the European Commission’s aid approvals in the General Court. In the early stages of the pandemic, the General Court overturned the European Commission’s approvals in three cases (KLM, Condor and TAP); however, the European Commission promptly re-approved the same or similar quantum of aid to each of these airlines. Subsequently, the General Court upheld the European Commission’s approvals in several other cases, some of which Ryanair appealed to the European Court of Justice. First judgments from the Court of Justice of the EU were received in September 2023, where the court upheld the European Commission’s approvals. In May 2023, the General Court allowed Ryanair’s appeals of State aid through recapitalization to Lufthansa (from Germany) and SAS (from Sweden and Denmark), and an Italian State aid scheme limited to Italian licensed airlines. In December 2023 the General Court allowed Ryanair’s appeals of State aid through recapitalization to Air France (from France), and in February 2024 Ryanair’s appeal of State aid to KLM (from the Netherlands). The European Commission is required to take new decisions in each of these cases and may re-approve the aid, as it has done in the case of Air France and (for the third time) in the case of KLM. The European Commission, relevant EU Member States, or relevant airlines may also appeal the General Court judgments to the Court of Justice of the EU (the Lufthansa General Court judgment of May 2023 and the Air France judgments of December 2023 are under such appeals which are likely to conclude in 2026 – 2027, while Neos’ appeal of the Italian State aid scheme limited to Italian licensed airlines was successful in January 2025 with the Court of Justice referring the case back to the General Court for a fresh review). Ryanair’s competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company’s business and operations.

Risks Related to Ownership of the Company’s Ordinary Shares or American Depositary Shares (“ADSs”)

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

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, or speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within 21 days (or such longer period as the Directors may consider reasonable). The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, which remained in effect until March 7, 2025. There can be no assurance that such restrictions will not be reintroduced. Additionally, restrictions on non-EU ownership of the type the Company has implemented, or may in the future implement, to comply with EU regulations could affect the Company's Ordinary Shares eligibility for inclusion in, or weighting within, certain stock market indices. Changes to the eligibility for inclusion in, or weighting within, market indices may adversely affect the market price of the Ordinary Shares and ADSs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADSs as part of its general authority to repurchase issued share capital in the Company.

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

Holders of Ordinary Shares are currently unable to convert those shares into ADSs. Holders of Ordinary Shares can sell their shares and purchase existing ADSs (which are evidenced by American Depositary Receipts (“ADRs”)). However, since June 2001 Ryanair has not allowed deposit of Ordinary Shares with the depositary (BNY) for the issuance of new ADSs so as to ensure that its ADS program does not grow to a level that could jeopardize EU airline licenses held by the Company’s subsidiaries (the Ryanair Holdings ADS program currently accounts for over 40% of the Company’s issued share capital and is the largest amongst EU airlines). Following the Company’s decision on March 7, 2025 to lift purchase restrictions on non-EU nationals in respect of Ordinary Shares, both EU and non-EU nationals who wish to withdraw the Ordinary Shares underlying their ADSs can do so by surrendering their ADSs to the depositary and withdrawing the Ordinary Shares represented thereby. Once withdrawn, holders will not be able to deposit their Ordinary Shares with the depositary for the issuance of new ADSs. There can be no assurance that the Company will ever allow the deposit of Ordinary Shares with the depositary for the issuance of new ADSs. See also “—EU rules impose restrictions on the ownership of Ryanair Holdings’ Ordinary Shares by Non-EU nationals”.

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

Increased costs for possible future ADR and share repurchases. As the Group’s Ordinary Shares have historically traded at a discount to the Group’s ADRs (listed on the Nasdaq Stock Market (“Nasdaq”)), the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since FY08 the Company has repurchased shares as follows:

Fiscal year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	467.2	4,825.7
2022	—	—
2023	—	—
2024	—	—
2025	77.5	1,481.7
2026	20.4	536.1
Period through June 17, 2026	5.5	138.3
Total	570.6	6,981.8

In May 2025, the Board approved a €750m share buyback program (including Ordinary Shares underlying ADRs). See “Item 8. Financial Information—Other Financial Information—Share Buyback Program”.

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

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Designated Activity Company (“DAC”). The latter operates a low-fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In FY19, the Company set up Buzz (a Polish charter and scheduled passenger airline with a Polish AOC), acquired Lauda (a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair UK (with a UK AOC). In FY20, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair UK are wholly owned airlines within the Ryanair Group. See “Item 5. Operating and Financial Review and Prospects—History” for detail on the history of the Company.  As of March 31, 2026, the Group had a principal fleet of 621 Boeing 737 aircraft and 26 Airbus A320 aircraft (total short-haul fleet of 647 aircraft). The Group offers over 3,600 short-haul flights per day serving approximately 235 airports across Europe. See “—Route System, Scheduling and Fares—Route System and Scheduling” for more details of Ryanair’s route network. See “Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations” for information about the seasonality of Ryanair’s business.

Ryanair recorded a profit after taxation of €2.17bn in FY26, as compared with a profit of €1.61bn in FY25. The movement was primarily attributable to 4% traffic growth, 10% higher average fares and fuel hedging, which helped offset higher ATC and environmental costs. Ryanair generated an average booked passenger load factor of approximately 94% in FY26 (FY25: 94%) and total revenue increased by 11% to €15.54bn, up from €13.95bn in FY25.

Management believes that the market’s acceptance of Ryanair’s low-fares service is reflected in the “Ryanair Effect” – Ryanair’s history of stimulating significant annual passenger traffic growth on the routes where it commences service. FY26 total revenue rose 11% to €15.54bn. Scheduled revenue increased 14% to €10.56bn as traffic grew 4% to over 208m passengers while average fares increased 10%. Ancillary revenue increased 6% to €4.99bn. Operating costs increased 6% (2% on a per passenger basis) to €13.17bn.

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

Customer Service. Ryanair’s strategy is to deliver industry leading customer service, including best in class on-time performance (“OTP”) and reliability (approximately 80% OTP in FY26, despite significant ATC disruptions). Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each “first wave” flight delay and baggage short shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. The Group has an ongoing commitment to improving customer satisfaction (“CSAT”) across the customer journey and this is measured by regular post-flight CSAT surveys and online “mystery passenger” checks. The Group’s FY26 CSAT score was a new record of 89% (FY25: 86%), despite the widespread disruption caused by ATC delays and cancellations due to ATC staff shortages, poor rostering and equipment failures.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short-haul routes. In FY26, Ryanair flew an average route length of approximately 790 miles and an average flight duration of approximately 2.25 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary “frills”, like free in-flight meals and movies, typically expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing “through service” for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group’s operating costs are among the lowest of any European scheduled-passenger airline group, with the cost gap with competitor airlines widening. Ryanair strives to widen the cost gap through control of the primary expenses involved in running a major scheduled airline group, including: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly Boeing 737s. The operation of primarily a single aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair’s contracts with Boeing are favorable to Ryanair. The strength of Ryanair’s balance sheet and cash flows also enables the Group to lease aircraft at competitive rates (such as the 26 A320s leased by Lauda). See “—Aircraft” below for additional information on Ryanair’s fleet. The Company has a BBB+ credit rating from both S&P and Fitch Ratings (see “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact

Ryanair’s ability to obtain financing on acceptable terms” above) and can raise inexpensive unsecured debt in the capital markets. The Company also finances aircraft from its strong cash flows.

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

(iii) Customer Service Costs. Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services (including the growing use of self-service kiosks) that management believes can be more cost-efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. Through the development of its Direct Distribution Policy Ryanair has eliminated travel agent commissions. As part of its strategic initiatives, the Company has broadened its distribution base by making Ryanair’s fares available to bricks & mortar travel agents and corporate travel booking tools via GDSs Travelport (trading as Galileo and Worldspan), Amadeus and Sabre, as well as Concur and Kyte. Direct sales via the Ryanair website and mobile app (including through referrals from authorized OTAs under ‘Direct Distribution Agreements’ (see “Item 3. Key information—Risk Factors—Risks related to the Company—The Company faces risks related to unauthorized use of information from the Company’s website”) continues to be the main generator of scheduled passenger revenues.

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. Ryanair’s record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports. Since the launch of the Always Getting Better program (“AGB”) in 2013, and following the Covid-19 pandemic, the Company has accessed more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger’s journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. See “Item 3. Key information—Risk Factors—Risks related to the Company—The Company faces risks related to its internet reservations operations, its decision to implement 100% digital boarding passes and its elimination of airport check-in facilities.”

Taking advantage of digital platforms. Ryanair’s reservation system operates under a hosting agreement with Navitaire which currently extends to 2034. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional discretionary products on day of travel (e.g. checked bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website with the key features being personalization, a “My-Ryanair” account, easier booking flow and more content. These features make Ryanair’s website faster, intuitive and fully responsive for mobile devices. The “MyRyanair” registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of “My-Ryanair” is automatic for all bookings.

The Ryanair app enhances the day-of-travel experience by giving customers live flight information and status updates directly from Ryanair’s operations centre. Features such as 100% digital boarding passes and Order to Seat, which enables customers to order inflight food and drink directly through the app, make travel quicker, easier and more convenient. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety. Safety is the primary priority of Ryanair. This commitment includes the hiring and training of Ryanair’s pilots, cabin crew, and maintenance personnel and maintenance of its aircraft in accordance with regulatory requirements and the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 41-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair’s low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair’s main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 and UK CAA approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but currently contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes various optional products, including travel insurance, airport fast track, parking, airport transfers, car hire and accommodation services through its website and mobile app. Ancillary Revenues accounted for approximately 32% of Ryanair’s total operating revenues in FY26 and approximately 34% in FY25. See “—Ancillary Services” below and “Item 5. Operating and Financial Review and Prospects—Results of Operations—FY26 Compared with FY25—Ancillary Revenues” for additional information.

Focused criteria for growth. Ryanair believes it will have opportunities for continued growth by: (i) using fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers or where competitor traffic capacity has not fully returned following the Covid-19 pandemic; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries and the UK; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to market challenges. In recent periods, Ryanair’s low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 pandemic outbreak, the war in Ukraine and the conflict in the Middle East). The Company has aimed to meet these challenges by: (i) grounding aircraft during the winter season; (ii) controlling costs and liquidity; (iii) renegotiating contracts with existing suppliers, airports and handling companies and (iv) flexibly reallocating capacity to new markets. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See “Item 3. Key information—Risk Factors—Risks related to the Company—Changes in fuel costs and availability affect the Company’s results” and “— The Company may not be successful in increasing fares to cover rising business costs.” In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company’s operating costs, it also decreases Ryanair’s winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company’s labor relations, including its ability to attract flight personnel interested in full-time employment. See “Item 3. Key information—Risk factors—Risks related to the Company—Ryanair has seasonally grounded aircraft.”

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

The Company offers over 3,600 daily scheduled short-haul flights serving approximately 235 airports largely throughout Europe, the Middle East and North Africa. The following table lists Ryanair’s 95 operating bases:

Operating Bases

Agadir	Gdansk	Pisa
Alicante	Girona	Porto
Athens	Gothenburg	Poznan
Baden-Baden	Ibiza	Prague
Barcelona (El Prat)	Katowice	Prestwick
Bari	Kaunas	Rabat
Belfast International	Krakow	Reggio
Berlin (Brandenburg)	Lamezia	Riga
Birmingham	Lanzarote	Rome (Ciampino)
Bologna	Leeds Bradford	Rome (Fiumicino)
Bournemouth	Lisbon	Seville
Bratislava	Liverpool	Shannon
Brindisi	London (Luton)	Sofia
Bristol	London (Stansted)	Stockholm (Arlanda)
Brussels (Charleroi)	Madeira	Tangier
Bucharest	Madrid	Tenerife South
Budapest	Malaga	Thessaloniki
Cagliari	Malta	Tirana
Catania	Manchester	Toulouse
Chania	Marrakesh	Trapani
Cologne	Marseille	Trieste
Copenhagen	Memmingen	Turin
Corfu	Milan (Bergamo)	Valencia
Cork	Milan (Malpensa)	Venice (Marco Polo)
Dublin	Naples	Venice (Treviso)
Dubrovnik	Newcastle	Vienna
Dusseldorf (Weeze)	Nuremberg	Vilnius
East Midlands	Palermo	Warsaw (Modlin)
Edinburgh	Palma de Mallorca	Wroclaw
Faro	Paphos	Zadar
Fez	Paris (Beauvais)	Zagreb
Frankfurt (Hahn)	Pescara

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

During FY26, the Ryanair Group opened 3 new bases and over 160 new routes across its network. See “Item 3. Key information—Risk factors— Risks related to the Company—Ryanair’s new routes and expanded operations may have an adverse financial impact on its results.”

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

MARKETING AND ADVERTISING

Ryanair’s primary marketing strategy is to emphasize its widely available low fares, route choice and great care. Ryanair does so through online advertising, social media, and its own digital platforms, complemented by radio sponsorships and some TV advertising.

In addition, Ryanair uses creative content to drive awareness of communication campaigns (such as the need for ATC reform), ancillary services and policy information through email marketing, social media and the Ryanair app. Social media alone gives Ryanair free access to a monthly audience of over 150m people.

Other marketing activities include co-operative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents’ commission for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair encourages all passengers to make reservations and purchase tickets directly. Due to Ryanair’s long standing online distribution policy, the majority of reservations and purchases are made through the website Ryanair.com, although a significant number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents. Ryanair has long campaigned against the anti-consumer practices of OTAs who overcharge customers, apply hidden mark-ups, and provide fake customer contact and payment details. In 2024, several OTAs signed DDAs with Ryanair that allow them to market Ryanair flights to consumers in compliance with the principles of price transparency, ensuring that Ryanair is provided with genuine customer details. These agreements protect OTA consumers from the anti-consumer practices of screenscraping/unauthorized OTAs. Customers who are on bookings that look like they were made by a BOT (not a human) are required to verify their identity on our website to ensure all safety and security protocols during online check-in are adhered to.

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

The Company has long-standing agreements with the GDSs Amadeus, Sabre and Travelport. These GDSs provide access to Ryanair fares (except for some promotional fare categories) to traditional bricks & mortar travel agents and corporate travel booking tools. Since 2024 Ryanair has signed numerous agreements with OTA partners, covering 95% of the OTA market. These agreements allow OTA’s to distribute Ryanair’s inventory, subject to abiding by Ryanair’s customer protection requirements such as price transparency and no hidden charges.

AIRCRAFT

Boeing Aircraft

As of March 31, 2026, the Company had a fleet of 621 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair UK. The fleet includes 210 Boeing 737-8200 “Gamechanger” aircraft, each having 197 seats, 410 Boeing 737-800 “Next Generation” (“NG”) aircraft, each having 189 seats and 1 Boeing 737-700.

Under the terms of the 2023 Boeing Contract, Ryanair agreed to purchase up to 300 Boeing 737 MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion) in the period from calendar 2027 to 2033 inclusive. It is a short-to-medium range aircraft and, for Ryanair’s specified configuration, will seat 228 passengers (39 (21%) more than the Group’s existing Boeing 737NGs). The Boeing 737 MAX-10 also offers significantly improved fuel, carbon and noise efficiencies compared to the Boeing 737NG, with approximately 20% lower fuel and CO2 emissions and up to 50% less noise. The Basic Price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737 MAX-10 series aircraft is approximately U.S.$135m. Net of basic credits, the value of the 150 firm Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract is approximately U.S.$10.6bn. Boeing has granted Ryanair certain price concessions as part of the 2023 Boeing Contract. As a result, the "effective price" (the purchase price of the New Aircraft net of discounts received from Boeing) of each Boeing 737 MAX-10 will be significantly below the Basic Price mentioned above. The effective price applies to all Boeing 737 MAX-10s due for delivery from calendar 2027.

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

At March 31, 2026, the average aircraft age of the Company’s Boeing 737 fleet was approximately 10 years.

Airbus Aircraft

As of March 31, 2026, the Company had a fleet of 26 leased Airbus A320 aircraft (2025: 26; 2024: 27). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2026, the average aircraft age of the Company’s leased Airbus A320 fleet was approximately 19 years.

Summary

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of the Boeing 737 MAX-10 aircraft, assuming disposals of some older aircraft (including lease returns) over the period and Boeing’s ability to fulfil the 2023 Boeing Contract.

Training and Regulatory Compliance

At March 31, 2026, Ryanair owns and operates 9 Boeing 737NG, 13 Boeing 737-8200 and 1 A320 full flight simulators for pilot training. The simulators were purchased from CAE Inc of Quebec, Canada (“CAE”). In addition, Ryanair currently owns and operates 10 state of the art, fixed base simulators from Multi Pilot Simulations (“MPS”) which are used for pilot assessments and pilot training. The Group’s simulators are located at the Group’s training centers in Dublin, East Midlands, Krakow, Madrid and Milan (Bergamo).

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

Ryanair primarily markets car hire, travel insurance and accommodation services through its website and mobile app. Ryanair markets car parking, fast-track, airport transfers and travel insurance on its website and mobile app. Ryanair also sells gift vouchers which are redeemable online.

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

Ryanair Engineering and the Safety & Compliance department manage the Continuing Airworthiness of the Group fleet in accordance with Commission Regulation (EU) No. 1321/2014 of 26 November 2014 - Continuing Airworthiness and UK Reg. (EU) 1321/2014 - the UK Continuing Airworthiness regulation. Each Group Airline holds applicable approval with their respective National Airworthiness Authority (IAA Ireland, Polish CAA, TMCAD Malta and UK CAA), providing robust oversight of all maintenance activities.

Maintenance activities are undertaken in accordance with EASA and UK Part 145 as applicable, by Ryanair DAC under IAA approval and approved contracted providers.

During FY25, Ryanair established the Ryanair Engineering Academy (the “Academy”) to increase the number of trainees recruited into the Group to align headcount with future aircraft deliveries. The calendar year 2024 engineering intake included approximately 1,000 trainees, which grew to 1,200 trainees in 2025 and a similar target is in place for the calendar year 2026. The Academy is approved to deliver maintenance type training courses under EASA and UK Part-147 approvals, with approved training sites located across the Ryanair network, in Glasgow (Prestwick), Milan (Bergamo), London (Stansted), Seville and Shannon.

Ryanair is an EASA Part-145 approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at a number of its bases, as well as A-checks at its Madrid (8 bays),  London Stansted (5 bays), Bergamo (5 bays), Dublin (2 bays), Vienna (2 bays), Nuremberg (2 bays), Malta (1 bay) and Porto (1 bay) facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft.

Ryanair will continue to look for opportunities to invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the growing fleet. Ryanair recently completed works in a new 8 bay facility in Madrid and commenced the building of new hangars in Porto, Dublin and Berlin to support the upcoming maintenance requirements.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair’s bases, where they are examined by either Ryanair’s approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilizing a Ryanair associated Part-145 approval/organization for heavy maintenance. Ryanair has hangar facilities in Prestwick (6 bays), Seville (5 bays), Kaunas (4 bays), Wroclaw (4 bays), Shannon (3 bays) and Hahn (2 bays) which are used for heavy maintenance activities. These hangars have co-located workshops which carry out component repairs on parts commonly used on the Boeing 737 fleet. Ryanair currently has 5 heavy maintenance hangar bays under construction in Kaunas (2) and Wroclaw (3). Ryanair will continue to look for opportunities to invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the growing fleet.

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

Engine Overhaul

Ryanair currently contracts out engine overhaul service for its Boeing 737NG aircraft to CFM under a ten-year agreement to 2028, with certain engine overhauls covered until FY29. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair’s Boeing 737NG aircraft, the repair of parts and general technical support for the fleet of engines. CFM uses its EASA Part-145 approved repair facilities in Cardiff (Wales), Celma (Brazil), Petropolis (Brazil), Paris (France), Kuala Lumpur (Malaysia), Queretaro (Mexico) and Casablanca (Morocco). CFM LEAP-1B Engines installed on the Boeing 737-8200 aircraft are subject to warranty by CFM. Any required repairs/overhauls subject to this warranty will be accomplished by CFM at its EASA Part-145 approved repair facilities. Engine maintenance providers are also monitored closely by the national authorities under EASA and national regulations. Ryanair trained engineering staff with both Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft to the Ryanair fleet.

With Ryanair’s engine fleet growing to circa 2,000 engines by FY34 leading to increased engine maintenance requirements, Ryanair plans to establish up to two engine MRO facilities, bringing engine maintenance in-house from approximately early 2029. Each facility is expected to have capability for maintenance activities on both CFM56-7B (Boeing 737NG aircraft) engines and LEAP-1B (Boeing 737-8200 and Boeing 737-MAX-10) engines.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 41-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment and enhancements, and its adoption of an internal, open, and confidential reporting system for safety and security matters. The Company’s Board also has a Group Safety and Security Committee to review and discuss air safety and security performance. Members of the Committee include Non-Executive Directors, Eamonn Brennan, Ray Conway (Co-Chair) and Ryanair’s Chief Risk Officer, Carol Sharkey (Co-Chair). The Accountable Managers of each of the Ryanair Group Airlines and nominated persons as applicable are invited to attend. Mr. Conway and Ms. Sharkey report to the Board each quarter.

Ryanair’s flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management (“TEM”) is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved/accepted by the relevant National Competent Aviation Authority, (including the IAA, the Polish CAA, TMCAD Malta and the UK CAA) which regularly audits operations standards and flight crew training standards for compliance with EU and UK legislation (as applicable). All Boeing 737s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management actively encourages frontline personnel to report any safety-related issues through the Safety Reporting System, which is available online. Also available is Ryanair’s Confidential Reporting System (“RCRS”) which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that does not fall into the category of a mandatory report required by regulation, and they do not wish to report through standard reporting channels. Management uses the de-identified information reported through all reporting channels to enhance training, procedures and performance as necessary. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the UK CAA as an alternative confidential reporting channel.

Ryanair has installed an automatic data capturing system on each of its Boeing 737 and Airbus A320 aircraft. This system captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring (“OFDM”) which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational performance and trends and identify instances of an operational limit being exceeded. By analyzing this information, management can identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair’s flight safety standards.

AIRPORT OPERATIONS

Airport Handling Services

The majority of Ryanair flights are handled through the airport authorities, either directly through sub-contractors or the airport themselves. The Ground Operations team work to obtain the most competitive service rates for ground, aircraft, and passenger services across the network by negotiating long-term agreements, often across multiple stations with growth incentives (where possible) with fixed or capped rates to gain certainty over costs. These contracts are generally scheduled to expire in two to seven years, unless renewed, and part of the rates are contingent on performance by the providers to ensure compliance and punctuality. Ryanair provides its own ground services, aircraft handling and passenger services either directly or through partners at Dublin, London (Stansted), various Polish airports, Portugal and Spain. Ryanair has the option under European regulations to handle its own aircraft and passenger services where it cannot obtain competitive rates or quality handling services at each airport. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Group is dependent on external service providers.”

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

FUEL

The cost of jet fuel (including carbon and de-icing costs) accounted for approximately 41% and 42% of Ryanair’s total operating expenses in FY26 and FY25 respectively. In each case, this accounts for costs after giving effect to the Company’s hedging activities. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair’s low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair’s fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging.”

Ryanair typically enters into arrangements providing for significant protection against fluctuations in fuel prices, through both forward swap contracts and/or call options covering periods of up to 12 to 18 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in FY21 due to European Governments response to the spread of Covid-19, forward contracts may become ineffective for hedge accounting purposes. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—FY26 Compared with FY25—Fuel and Oil.”

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

Ryanair has established Aviation Insurance Limited (“AIL”), a wholly owned captive insurance company subsidiary based in Malta, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company’s aviation insurance program, which covers not only the Company’s aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL’s maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately U.S.$16m.

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

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

	Site Area	Floor Space
Location	(Sq. Meters)	(Sq. Meters)	Tenure	Activity
Airside Business Park, Dublin	48,174	36,517	Freehold	Offices, Travel Labs Dublin, Training Center, OCC & Engineering
Bergamo Airport	16,647	9,563	Leasehold	Aircraft Maintenance & Training Center
Dublin Airport (Hangar)	8,190	8,269	Leasehold	Aircraft Maintenance
East Midlands Airport	5,935	3,435	Freehold	Simulator Training Center
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Krakow, Poland	17,370	4,159	Freehold	SimulatorTraining Centre
Madrid Airport (Hangar)	22,606	16,378	Leasehold	Aircraft Maintenance
Madrid, Spain	3,828	3,828	Leasehold	Travel Labs Madrid
Madrid, Spain	4,873	3,985	Freehold	SimulatorTraining Centre
Malta Airport (Hangar)	6,729	3,696	Leasehold	Aircraft Maintenance
Pieta, Malta	480	940	Leasehold	Administrative Offices
Porto Airport (Hangar)	8,424	5,103	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar)	16,022	14,295	Leasehold	Aircraft Maintenance
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance
Stansted Airport (Hangar)	17,262	14,302	Freehold	Aircraft Maintenance & Simulator Training Center
Vienna Airport (Hangar)	12,591	7,720	Leasehold	Aircraft Maintenance
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices
Warsaw, Poland	5,920	7,800	Leasehold	Administrative Offices
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Wroclaw

TRADEMARKS

Ryanair’s name, logo, certain other names and logos, as well as certain slogans, are registered as:

(1)	European Union Trademarks – registrations which afford uniform protection in all 27 EU member states.
(2)	National trademarks (in, for example, the UK, Jordan and Lebanon) – registrations which afford protection in the state of registration.
(3)	International trademarks – registrations designating relevant countries, which in turn operate as national trademark registrations.

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

Ryanair’s Environmental Strategy illustrates Ryanair’s commitment to managing its impact on the environment, with key targets and achievements including:

Targets

●	Achieving net carbon zero by 2050, as set out below;
●	Reduce CO2 per passenger/kilometer to c.50 grams by 2031, with this target conforming with the Science Based Targets Initiative’s (“SBTi”) aviation decarbonization pathway;
●	Power 12.5% of our flights with Sustainable Aviation Fuel (SAF) by 2030; and
●	Retain, or improve, the Group’s strong CDP climate protection rating (currently “A“).

Achievements

●	Becoming the first Airline Group to publish its CO2 statistics monthly in FY19;
●	Investing billions of euro in new fuel and noise efficient aircraft;
●	Commercial SAF partnerships with Enilive, Neste, OMV, Repsol and Shell;
●	Industry leading MSCI ‘A’ rating and CDP ‘A‘ rating;
●	Rated No.1 Large Cap global airline for ESG by Sustainalytics;
●	Extended our Sustainable Aviation Research Centre partnership with Trinity College Dublin to 2030; and
●	At least quarterly reporting to the Audit Committee and Board, to oversee delivery of ambitious environmental goals.

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

In recent years, geopolitical events have disrupted existing supply and demand patterns of the energy market. Despite this disruption, movements towards a cleaner energy system have continued through advancements in European Union policies, including the “Fit for 55 package” and “REPowerEU”. High fossil fuel prices, as seen since the war in Ukraine began and the escalation of the conflict in the Middle East, present an opportunity to operate more efficiently and build momentum in energy transition to sustainable aviation fuels and fleet renewal through the Group’s 210 Boeing 737-8200 aircraft and the Group’s 300 Boeing 737 MAX-10 aircraft (150 firm and 150 options) order under the 2023 Boeing Agreement.

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

Ryanair has had a long-standing strategy for fleet modernization supported with strong cash flows and access to capital markets. New technologies will be more fuel efficient, delivering ongoing operational cost savings, an example of which is Ryanair’s decision to retrofit its Boeing 737NG aircraft with split scimitar winglets, which provide an emission reduction benefit of approximately 1.5% and lower noise by approximately 6%.

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

Management believes that the present regulatory environment in the EU and in other markets the Company operates in is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities. During the Covid-19 pandemic, various public health measures were imposed on airlines, including requirements in certain countries to verify passenger’s health documentation and, in certain cases, restrictions on the freedom to operate flights.

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

Ryanair’s current operating license (No 12/25) was issued by the IAA on October 23, 2025 and is subject to periodic review.

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

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the “Order”), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, 10 out of 12 Directors of Ryanair Holdings are citizens of a member state of the EU.

The Company’s aircraft operated by Lauda Europe and Malta Air are registered in Malta, the aircraft operated by Buzz are registered in Poland and the aircraft operated by Ryanair UK are registered in the UK. In each of these countries similar regulations apply to the registration of aircraft as those described above in relation to aircraft operated by Ryanair DAC, which are registered in Ireland.

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

Competition law in Ireland is primarily embodied in the Competition Acts 2002 to 2022. This legislation is modelled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition and Consumer Protection Commission) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector but are subject to EU rules that override any contrary provisions of Irish competition law.

In December 2022, the AGCM launched an investigation into alleged illegal price coordination between airlines, including Ryanair, on routes between mainland Italy and Sicily during the Christmas period. The investigation was closed in late 2023 with no finding of infringement. The AGCM subsequently launched a review of the use of pricing algorithms by airlines on certain domestic Italian routes. The AGCM issued a final decision in December 2025, which found no specific issues on these routes related to the use of algorithms.

In September 2023, the AGCM launched an investigation into alleged abuse of dominance by Ryanair in its dealings with online and offline “bricks and mortar” travel agents in Italy. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on Ryanair. The AGCM closed these interim proceedings in May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation. In February 2025, the AGCM alleged that certain of Ryanair’s responses to the AGCM’s questions have been incomplete. While Ryanair disagrees strongly with this allegation, the AGCM in July 2025 imposed a fine of approximately €1.3m on Ryanair, which Ryanair has appealed to the Administrative Tribunal of Lazio. The AGCM issued a Statement of Objections to Ryanair in October 2025 outlining the case team’s theory on why it believed Ryanair was in breach of competition law, following which Ryanair responded in writing and attended a hearing of the AGCM Board in December 2025. The AGCM Board issued a decision in December 2025 finding that Ryanair had abused a dominant position in its dealings with OTAs and bricks & mortar travel agents between April 2023 and April 2025, and fining Ryanair €256m. Ryanair believes there is no merit in this decision and has filed an appeal to the Administrative Tribunal of Lazio with reference to, amongst others, case law supporting its current distribution model, including January 2024 rulings of the Court of Appeal of Milan in cases brought by OTAs Lastminute and Viaggiare, which found that Ryanair’s direct distribution model benefited consumers and did not entail an abuse of a dominant position. The Italian court appeals will likely take up to three years to be resolved. Ryanair intends to bring to the attention of the courts the May 2026 ruling by the Italian Council of State on Ryanair’s appeal of the AGCM’s decision concerning refunds to passengers and a promotion during Covid, in which the Council of State found that the AGCM had discriminated against Ryanair (relative to other airlines) during the investigation, and which overturned the €4.2m fine imposed by the AGCM on Ryanair.

Certain operators of screenscraping websites have alleged in court proceedings that Ryanair’s objection to the unauthorized selling of its flight tickets by online travel agents to consumers is an attempt to restrict competition. Ryanair is vigorously defending such claims and welcomed the withdrawal by On the Beach of its action in UK courts and Lastminute’s withdrawal of its action in Italian courts in 2024. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company faces risks related to unauthorized use of information from the Company’s website”. See also “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company faces risks related to allegations of non-compliance with competition law”.

State Aid. EU law sets conditions on which State aid may be granted by EU member states to businesses. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of State aid to an airline is subject to challenge before the European Commission or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon. Under the terms of the EU—UK TCA, the UK has introduced a new subsidy control regime to prevent distortions of competition between the UK and the EU. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging State aid at certain airports” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

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

Environmental Regulation

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements. All of Ryanair’s aircraft currently comply with these regulations. Many airports in Ryanair’s network (including Amsterdam, Dublin, London Gatwick, London Stansted and Rome Ciampino) have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

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

Ryanair’s Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. The Company is constantly working towards improving its environmental performance and in December 2025, its Leadership Level ‘A-’ rating was upgraded to ‘A’ by CDP – an international non-profit that helps organizations to disclose their environmental impact.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair’s older Boeing 737-200A aircraft were replaced with Boeing 737-800 “Next Generation” (“NG”) aircraft. The design of these aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. The Boeing 737NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair’s former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions. In FY23, Ryanair began to retro-fit scimitar winglets on the Boeing 737NG fleet. This retro-fit program (which is expected to be completed in FY27) further reduces fuel burn of these aircraft by approximately 1.5% and noise by approximately 6%.

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 “Gamechanger” aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting (“EGM”) in November 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brought the Company’s firm order to 210 Boeing 737-8200s with a total contract value of approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737NGs in Ryanair’s configuration and reduce operational noise emissions by up to 50%. All of these aircraft were delivered at March 31, 2026. See “—Aircraft” above for details on Ryanair’s fleet plan.

In May 2023, Ryanair signed an agreement with Boeing to purchase up to 300 Boeing 737 MAX-10 aircraft (including 150 firm orders and 150 aircraft subject to option) for delivery between 2027 and 2033. This agreement was approved by Shareholders at the Company’s 2023 AGM. These aircraft have 228 seats and are fitted with CFM-LEAP-1B engines, which reduce fuel consumption by up to approximately 20% compared to the Boeing 737NG and reduce noise emissions by approximately 50%. It is expected that up to 50% of this order will replace older aircraft in the fleet (including lease handbacks), while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by FY34.

In addition, Ryanair has distinctive operational characteristics that management believes help reduce the Company’s impact on the environment. In particular, Ryanair:

●	operates with a high seat density of 189 seats on the Boeing 737NG and 197 seats on the Boeing 737-8200 aircraft. This is in contrast to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per passenger-kilometer. The Lauda A320 fleet has a high density of 180 seats;
●	has reduced per passenger-kilometer emissions through high load factors (94% in FY26);
●	achieves quick turn-around times, thus reducing fuel burn and emissions when aircraft are on the ground;
●	provides direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
●	has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

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

“Fit for 55”. The Company engages with European decision makers to support a fair green transition of the aviation sector. Among the measures included in the “Fit for 55” package, we welcome the legislation to increase the use of SAF and engaged relevant stakeholders to stress the importance of using sustainable fuels to cut the sector’s carbon footprint. We have highlighted the limited environmental benefit and the harmful consequences for the EU economy and connectivity resulting from other elements of the package, e.g., a kerosene tax that applies only to intra-EU flights. In May 2023, the revision of the EU ETS Directive for aviation, as agreed by the European Parliament and the Council of the European Union, was published in the EU Official Journal, and applies the ETS exclusively to intra-EEA flights until at least 2027. It is expected that by July 2026, the European Commission will have assessed and reviewed the geographic scope of the ETS with the view potentially to including long-haul flights within the scope.

Emissions Trading. In November 2008, the European Union adopted legislation to add aviation to the EU ETS as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines were granted initial free CO2 allowances based on historical “revenue tonne kilometres” and a CO2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation has a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth. The free CO2 allowances were phased out between 2024 and early 2026, which significantly increased the cost of compliance by the Company with the ETS.

In January 2021, a UK ETS replaced the UK’s participation in the EU ETS (in principle covering UK domestic flights and flights from the UK to the EU, while EU ETS still applies on flights from the EU to the UK, regardless of the nationality of the operating carrier). This scheme contains many consistent features with the concurrent EU ETS. Airlines have been granted allowances under the scheme with a subsequent deduction in allocated free EU ETS allowances. These were distributed in proportion to UK ETS activity based on historical “revenue tonne kilometres”. The UK has announced it plans to phase out the free CO2 allowances from 2026.

Carbon Offsetting. In October 2016, the CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) agreement was agreed between 191 ICAO countries. The CORSIA scheme uses market-based environmental policy instruments (carbon credits) to offset CO2 emissions above the 2019 levels, starting from 2021 to 2023, and above 85% of 2019 levels from 2024 to 2035. The scheme is voluntary for ICAO countries until 2026. As of May 2026, 130 out of 191 countries decided to participate.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair remitted over €1.6bn in various environmental taxes in FY26 up from over €1.5bn in FY25 (and approximately €1.2bn in FY24). Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

As a company, Ryanair believes in free market competition and that aviation taxation distorts competition by favoring the less efficient flag carriers which generally have smaller and older aircraft, lower load factors, which offer connecting flights and operate primarily into congested airports, and which, as a result, have a much higher fuel burn per passenger. Furthermore, the introduction of a tax at a European level only, such as that proposed under the Energy Taxation Directive (“ETD”), would distort competition between airlines operating solely within Europe and those operating also long-haul flights to and from Europe.

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

Slots

Currently, many of Ryanair Group’s airports have no “slot” allocation restrictions; however, a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, are regulated by means of “slot” allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law regulates the acquisition, transfer and loss of slots. Under EU Regulation No. 793/2004, slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot regulation, signaling the acceptance of secondary trading of airport slots between airlines. This was intended to allow more flexibility and mobility in the use of slots and further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair’s current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair’s ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the “80/20 use it or lose it” rule for the IATA summer season 2020 due to the Covid-19 pandemic. The “80/20” rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. The suspension of the “80/20” rule had been phased out and the rule was fully restored from the IATA summer season 2023. In May 2026, citing potential fuel cost increases related to the blockade of the Strait of Hormuz, the UK government introduced an alleviation of the “80/20” rule for the IATA summer and winter seasons 2026, which enables airlines to protect historic rights over up to 10% of their slots even if the “80/20” rule is not met, provided that certain other conditions are satisfied. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

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

From 1997 through March 31, 2026, the Ryanair Group launched services on approximately 2,200 routes and also increased the frequency of service on a number of its principal routes. Ryanair has established 95 airports as bases of operations. See “Item 4. Information on the Company—Route System, Scheduling and Fares” for a list of these bases. During FY19 and FY20 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the UK (Ryanair UK), along with the acquisition of Lauda and Malta Air (both now based in Malta), to Ryanair DAC in Ireland. Ryanair has increased the number of booked passengers from approximately 5m in FY99 to over 208m in FY26. As of March 31, 2026, Ryanair had a principal fleet of 621 Boeing 737 (including 210 Boeing 737-8200 “Gamechangers”) aircraft and 26 Airbus A320 aircraft and serves approximately 235 airports.

Ryanair expects to have approximately 800 narrow-body aircraft in its operating fleet by FY34 following the delivery of all of the Boeing 737s currently on order, subject to lease hand-backs and disposals over the period. See “Item 4. Information on the Company—Aircraft” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair’s annual booked passenger volume has grown from approximately 1m passengers in 1991 to over 208m passengers in FY26.

Scheduled revenues rose 14% to €10.56bn as traffic grew 4% to over 208m passengers with 10% higher fares. Ancillary revenues delivered a solid performance, rising 6% to €4.99bn due to 4% traffic growth and 2% higher spend per passenger.

Ryanair’s total break-even load factor was 84% in FY25 and 80% in FY26. Ryanair recorded an operating profit of €1.56bn in FY25 and an operating profit of €2.37bn in FY26. The Company recorded a profit after tax of €1.61bn in FY25 and a profit after tax of €2.17bn in FY26.

Historical results are not predictive of future results

The historical results of operations discussed herein may not be indicative of Ryanair’s future operating performance. Ryanair’s future results of operations will be affected by, among other things, fuel prices; the airline pricing environment in a period of increased competition; flight disruptions and other global economic impacts caused by the war in Ukraine and the conflict in the Middle East; overall passenger traffic volume; the availability of new airports for expansion; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge any resulting debt service obligations; economic and political conditions in Ireland, the UK and the EU including a high interest rate environment; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations (including import tariffs), litigation and labor relations; foreign currency fluctuations; potential break-up of the Eurozone; global inflation and supply chain pressures; the availability of aircraft; competition and the public’s perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe and the rates of income and corporate taxes paid. Ryanair expects its depreciation, staff, fuel and route charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by oil producers, sanctions imposed on oil producers, geopolitical tensions affecting oil producing countries (including the ability to transport oil) and the imposition of sustainable aviation fuel (SAF) mandates by the EU and UK Government. Maintenance expenses may also increase as a result of Ryanair’s fleet expansion and replacement program. The cost of insurance coverage for certain third-party liabilities arising from “acts of war” or terrorism increased dramatically following the September 11, 2001 terrorist attacks. In addition, the financing of new Boeing 737 MAX-10 aircraft may increase the total amount of the Company’s outstanding debt and the payments it is obliged to make to service such debt.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair’s total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2026	2025	2024
Total revenues	100%	100%	100%
Scheduled revenues	68	66	68
Ancillary revenues	32	34	32
Total operating expenses	85	89	85
Fuel and oil	35	38	38
Staff costs	12	13	11
Airport and handling charges	11	12	11
Depreciation	9	9	8
Route charges	8	8	8
Marketing, distribution and other	6	6	6
Maintenance, materials and repairs	4	3	3
Operating profit	15	11	15
Net finance income	0	2	1
Profit before tax	15	13	16
Tax expense	(1)	(1)	(2)
Profit after taxation	14	12	14

FY26 COMPARED WITH FY25

Profit after taxation. Ryanair recorded a profit after taxation of €2.17bn in FY26, as compared with a profit after taxation of €1.61bn in FY25. This increase was primarily attributable to strong traffic growth at higher average fares and good cost control.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 14%, from €9.23bn in FY25 to €10.56bn in FY26, primarily reflecting a 4% increase in traffic to over 208m passengers and a 10% increase in the average fare to c.€51.

Scheduled passenger revenues accounted for 68% of Ryanair’s total revenues in FY26 and 66% in FY25.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 6%, from €4.72bn in FY25 to €4.99bn in FY26. The overall increase in ancillary revenues was due to a 4% increase in traffic and 2% higher spend per passenger.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 85% for FY26 and 89% for FY25. In absolute terms, total operating expenses increased by 6%, from €12.39bn in FY25 to €13.17bn in FY26. When comparing costs as a percentage of total revenues, depreciation, route charges, and marketing, distribution and other remained in line with FY25. Fuel, staff costs and airport and handling charges decreased as a percentage of total revenues primarily due to the 10% increase in average fares. Maintenance, materials and repairs increased as a percentage of total revenues primarily due to higher utilization, increased engine and airframe maintenance and lower delivery delay credits.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for FY26 and FY25 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of passengers in the relevant year as shown in the table of “Selected Operating and Other Data” in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,
	2026	2025	% Change *
	€	€
Fuel and oil	26.01	26.07	0%
Staff costs	8.91	8.74	(2)%
Airport and handling charges	8.46	8.41	(1)%
Depreciation	6.59	6.06	(9)%
Route charges	6.33	5.83	(9)%
Marketing, distribution and other	4.26	4.39	3%
Maintenance, materials and repairs	2.65	2.38	(11)%
Total operating expenses	63.21	61.88	(2)%

* ”+” is favorable and “( )“ is adverse year-on-year.

Fuel and oil. Ryanair's fuel and oil costs per passenger remained in line with FY25, while in absolute terms, these costs increased by 4% from €5.22bn in FY25 to €5.42bn in FY26. The 4% increase reflected a 4% increase in flight hours and higher environmental costs, offset by jet fuel hedging and lower fuel burn on the new Boeing 737-8200 “Gamechanger” aircraft. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and emissions trading costs (both EU and UK). The average fuel price paid by Ryanair (calculated by dividing total fuel costs (including into-plane and carbon charges) by the number of U.S. gallons of fuel consumed) decreased slightly from €3.02 per U.S. gallon in FY25 to €3.01 per U.S. gallon in FY26.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 2% on a per passenger basis, while in absolute terms, these costs increased by 6%, from €1.75bn in FY25 to €1.86bn in FY26. The increase in absolute terms was primarily attributable to agreed pay increases and higher sectors, somewhat offset by 34 additional Boeing 737-8200 “Gamechanger” aircraft in the fleet (driving better efficiency).

Airport and handling charges. Ryanair's airport and handling charges per passenger increased by 1% in FY26 compared to FY25. In absolute terms, airport and handling charges increased by 5%, from €1.68bn in FY25 to €1.76bn in FY26 due to 4% traffic growth, ground ATC rate increases and higher handling labor inflation.

Depreciation. Ryanair's depreciation per passenger increased by 9%, while in absolute terms these costs increased by 13% from €1.21bn in FY25 to €1.37bn in FY26. The increase was primarily due to 34 more “Gamechanger” aircraft in the fleet, the purchase of 30 spare LEAP-1B engines, higher aircraft utilization (sectors up 4%), increased maintenance on the Boeing 737NG fleet and mid-life “hospital visits” on Boeing 737-8200 LEAP-1B engines.

Route charges. Ryanair's route charges per passenger increased by 9%. In absolute terms, route charges increased by 13%, from €1.17bn in FY25 to €1.32bn in FY26, due to significantly higher Eurocontrol/ATC rates and the 4% increase in flight hours.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased by 3% on a per passenger basis in FY26, while in absolute terms, these costs increased by 1%, from €0.88bn in FY25 to €0.89bn in FY26, primarily due to the recognition of a €85m (approx. 33%) provision for the unjust AGCM fine and higher input costs for increased onboard sales, offset by lower EU261 compensation.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses increased by 11% on a per passenger basis, while in absolute terms these expenses increased by 16% from €0.48bn in FY25 to €0.55bn in

FY26. The increase in absolute terms during the fiscal year was due to higher utilization, increased engine and airframe maintenance as the fleet grows, labour inflation and lower delivery delay credits than last year.

Operating profit. As a result of the factors outlined above, an operating profit per passenger of €11.39 was recorded in FY26 compared to an operating profit per passenger of €7.78 in FY25.

Other income. Ryanair’s other income decreased to €49m due to significantly reduced delivery delay compensation and lower deposit interest rates, partially offset by debt repayments. Foreign exchange translation reflects the impact of primarily €/U.S.$ exchange rate movements on balance sheet revaluations.

Taxation. The effective tax rate for FY26 was approximately 10% (FY25: 10%) reflecting the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

FY25 COMPARED WITH FY24

A discussion of FY25 compared with FY24 is included in Ryanair’s 2025 Annual Report and Form 20-F.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See “Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair’s ability to obtain financing on acceptable terms” for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2026 and 2025 of €3.58bn and €3.99bn, respectively. The €0.41bn decrease in gross cash resources year on year reflects capital expenditure of approximately €1.89bn, shareholder returns of €0.98bn and debt repayments of €1.19bn offset by an increase in cash generated from operating activities.

The Company’s net cash inflow from operating activities in FY26 amounted to €3.69bn (FY25: €3.42bn). The €0.27bn increase in net cash flows from operating activities year on year primarily reflects the increased profit for the year.

During FY26, Ryanair’s primary cash requirements were for operating expenses, capital expenditures, shareholder returns and debt repayments. Cash generated from operations was the primary source of cash inflows in FY26. In FY25, Ryanair’s primary cash requirements were for operating expenses, capital expenditures and shareholder returns. Cash generated from operations were the primary sources of cash inflows for FY25.

The Company’s net cash outflow from investing activities in FY26 totaled €2.61bn, primarily reflecting 34 aircraft deliveries, aircraft pre-delivery deposits, capitalized maintenance and an increase in financial assets greater than three months. The Company’s net cash outflow from investing activities in FY25 totaled €1.43bn, primarily reflecting 30 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance.

Net cash outflows from financing activities totaled €2.2bn in FY26, largely reflecting shareholder returns of €0.98bn and debt repayments of €1.19bn. Net cash outflows from financing activities totaled €2bn in FY25, largely reflecting shareholder returns of €1.92bn.

Capital Expenditures. Capital Expenditures in FY26 and FY25 were €1.89bn and €1.55bn respectively. At March 31, 2026, 100% of Ryanair’s owned Boeing 737s were unencumbered. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for FY27.

The following table sets forth the dates on which and the number of aircraft that will be delivered, returned and disposed by the Company.

Fiscal Year End March 31,	2026	2027	2028	2029	2030	2031	2032-2034	Total
Opening Fleet	613	647	655	670	681	700	730	613
Firm deliveries under 2014 Boeing Contract	34	—	—	—	—	—	—	34
Deliveries under 2023 Boeing Contract*	—	8	20	40	54	47	131	300
Planned Disposals or lease returns	—	—	(5)	(29)	(35)	(17)	(61)	(147)

Closing Fleet	647	655	670	681	700	730	800	800

*150 aircraft are firm orders and 150 are subject to an option exercisable at Ryanair’s discretion.

Capital Resources. Ryanair’s debt (including current maturities) totaled €1.49bn at March 31, 2026 and €2.68bn at March 31, 2025, with the change being primarily attributable to the repayment of the Group’s €0.85bn 2.875% unsecured Eurobond in September 2025, €0.4bn repayment of its revolving credit facility and lease payments of €40m. Please see the table “Obligations Due by Period” on page 58 for more information on Ryanair’s long-term debt (including current maturities) and leases as of March 31, 2026. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company’s borrowings.

Ryanair expects to finance the aircraft under the 2023 Boeing Contract from internally generated cash flows, however the Group will remain opportunistic in its financing strategy and will consider various financing options closer to the time of the respective delivery dates as may be considered appropriate. Ryanair’s ability to obtain additional loans to finance aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company’s strong investment grade BBB+ credit rating from both Standard & Poor’s (“S&P”) and Fitch Ratings and following Ryanair’s issuance of €1.20bn unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries.

At March 31, 2026, Ryanair had 26 leased Airbus A320 aircraft in the Lauda Europe fleet and 1 leased Boeing 737 aircraft in the Ryanair DAC fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 27 leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments and, following the adoption of IFRS 16 are shown as lease liabilities on the Group’s balance sheet (with related right of use assets also recognized).

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

Ryanair currently has a corporate rating of BBB+ from both S&P and Fitch Ratings and a €6bn EMTN program. Ryanair issued €0.85bn in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020 (repaid in September 2025), and €1.20bn in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 (repaid in May 2026) under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €0.75bn general corporate purposes unsecured, 5-year term loan facility with a syndicate of 10 banks. In FY24, the loan was refinanced to an unsecured €0.75bn syndicated revolving credit facility (“RCF”) maturing in May 2028. In FY25, the Group increased this low-cost RCF to €1.1bn and extended the term to March 2030. At March 31, 2026, approximately €1bn remained undrawn under the RCF.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2026. These obligations primarily relate to Ryanair’s aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company’s contractual obligations and commercial commitments, see Note 22 to the consolidated financial statements included in Item 18.

The amounts listed under “Purchase Obligations” in the table reflect future obligations for firm aircraft purchases under the existing 2023 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price (at the time of announcing the transaction) of approximately U.S.$135m for each Boeing 737 MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); and (ii) price escalation over the original scheduled delivery timeframe. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.1552 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, and the Group’s largest ever single order of up to 300 Boeing 737 MAX-10 aircraft (including 150 firm orders and 150 options) under the 2023 Boeing Contract. These customer-specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2023 Boeing Contract. Under the terms of the 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2026.

The amounts listed under “Operating Lease Obligations” reflect the Company’s obligations under its aircraft operating lease arrangements at March 31, 2026.

	Obligations Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Debt (a)	1,349	1,199	—	150	—
Purchase Obligations (b)	8,693	722	1,261	4,372	2,338
Operating Lease Obligations	168	44	43	44	37
Future Interest Payments (c)	25	14	4	7	—
Total Contractual Obligations	10,235	1,979	1,308	4,573	2,375

(a)	For additional information on Ryanair’s debt obligations, see Note 11 to the consolidated financial statements included in Item 18.
(b)	This reflects the 150 firm aircraft ordered under the 2023 Boeing Contract to be delivered over a 7-year period from calendar 2027 to 2033 (inclusive). For additional information on the Company’s purchase obligations, see Note 22 to the consolidated financial statements included in Item 18.
(c)	In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company—Strategy—Responding to market challenges” and “Item 5. Operating and Financial Review and Prospects—Business Overview,” “—Results of Operations,” “—Liquidity and Capital Resources” above.

OFF-BALANCE SHEET TRANSACTIONS

The Company uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees. Details of these arrangements that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, results of operations, liquidity or capital resources are discussed below.

Guarantees. Ryanair Holdings has provided an aggregate of approximately €1.56bn (as at March 31, 2026) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2023 Boeing Contract under which there was 150 firm Boeing 737 MAX-10 aircraft yet to be delivered as at March 31, 2026 amounting to approximately U.S.$10bn at the standard list price of U.S.$135m (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair DAC. The management of Ryanair Holdings and Ryanair DAC are integrated, with the two companies having the same Directors and Executive Officers.

DIRECTORS

The following table sets forth certain information concerning the Directors of the Company as of June 19, 2026:

Name	Age	Positions
Stan McCarthy (b)(c)	68	Chairman & Director
Róisín Brennan (b)(d)	61	Senior Independent Director
Eamonn Brennan (d)(e)	68	Director
Ray Conway (e)	71	Director
Emer Daly (a)	63	Director
Geoff Doherty (a)	55	Director
Bertrand Grabowski (a)	69	Director
Elisabeth Köstinger (c)	47	Director
Jinane Laghrari Laabi (c)	45	Director
Anne Nolan (c)	66	Director
Michael O’Leary (b)	65	Director & Group CEO
Amber Rudd (d)	62	Director

(a) Audit Committee.	(d) Remuneration Committee.
(b) Executive Committee.	(e) Group Safety & Security Committee.
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

Róisín Brennan has served as a Director since May 2018 and was appointed Senior Independent Director (SID) in April 2024. She is a former Chief Executive of IBI Corporate Finance Ltd. where she had extensive experience advising Irish public companies. Róisín is currently Interim Chair of Musgrave Group plc and non-Executive Director of Glanbia plc having previously been a Non-Executive Director of DCC plc from 2005 until 2016 and Hibernia REIT plc from 2019 to 2022. She is an Irish Citizen.

Eamonn Brennan has served as a Director since April 2023. Mr. Brennan was formerly Chief Executive of the Irish Aviation Authority, and more recently the Director General of Eurocontrol from 2018 to 2022. He is an Irish citizen.

Ray Conway joined the Board in October 2025. He has a long and distinguished career in the aviation industry. After serving 13 years as a pilot in the Irish Air Corps, Capt. Conway joined Ryanair in 1987 and served as Chief Pilot from 2002 until his retirement in 2020. Since then, he has provided consultancy services on operational and safety matters to a number of large, international airlines. He is an Irish citizen.

Emer Daly has served as a Director since December 2017. She is currently Board Chairman at Intact Insurance Ireland DAC and Audit Committee Chair at RGA International Reinsurance Company DAC and Prudential International Assurance plc. Previous directorships include Permanent TSB plc, EirGrid plc and Payzone plc. Prior to that Emer held senior roles with PwC and AXA Insurance. She is an Irish citizen.

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

Jinane Laghrari Laabi joined the Board in July 2024. She is a former partner with McKinsey & Co. (Casablanca) covering Morocco, Africa & Middle East and is a Non-Executive Director of Bank of Africa and SGTM (public listed companies in Morocco). She is a Moroccan citizen.

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

(b)Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Ms. Brennan (Chair), Mr. McCarthy and Mr. O’Leary are members of the Executive Committee.

(c)Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy (Chair), Ms. Köstinger, Ms. Laghrari Laabi and Ms. Nolan are the members of the Nomination Committee.

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

(e)Group Safety & Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and security performance. The Group Safety and Security Committee reports to the Board each quarter. The Safety and Security Committee is composed of Capt. Conway (Co-Chair), Mr. Brennan and Ms. Carol Sharkey (Co-Chair). Other attendees include the Accountable Managers of each of the Ryanair Group Airlines and various nominated persons who are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators’ requirements.

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

The Company also follows certain other practices under the Irish Corporate Governance Code (the “Code”) in lieu of those set forth in the Nasdaq corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. Nasdaq requires that a majority of an issuer’s Board of Directors be “independent” under the standards set forth in the Nasdaq rules and that Directors deemed independent be identified in the Company’s Annual Report on Form 20-F. The Board of Directors has determined that each of the Company’s serving Non-Executive Directors, with the exception of Ray Conway, is “independent” under the standards set forth in the Irish Corporate Governance Code .

Under the Code, there is no bright-line test establishing set criteria for independence, as there is under Nasdaq Rule 5605(a)(2). Instead, the Board of Directors determines whether the Director is independent, and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director’s judgment. Under the

Code, the Board of Directors may determine that a Director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Code specifies that relationships or circumstances that may be relevant include whether the Director: (i) is or has been an employee of the Company or Group within the last three years; (ii) has, or has had within the last three years, a material business relationship with the Company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship with the Company; (iii) has received or receives additional remuneration from the Company apart from a director’s fee, participates in the Company’s share option or a performance-related pay scheme, or is a member of the Company’s pension scheme; (iv) has close family ties with any of the Company’s advisers, directors or senior employees; (v) holds cross-directorships or has significant links with other directors through involvement in other companies or bodies; (vi) represents a significant shareholder; or (vii) has served on the Board for more than nine years from the date of their first appointment.

In determining whether each of the serving Non-Executive Directors is independent under the Code standard, the Board considered the provision of consultancy services by Ray Conway to Ryanair during the 3 years prior to his appointment as Director and concluded that he should not be considered independent in accordance with the Code.

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

SENIOR MANAGEMENT

The following table sets forth certain information concerning the Senior Management of the Ryanair Group as of June 19, 2026:

Name	Age	Position
Michael O’Leary	65	Group CEO
Neil Sorahan	54	Group CFO
Juliusz Komorek	48	Group CLO; Co. Secretary
Edward Wilson	62	Ryanair DAC CEO
Carol Sharkey	51	Chief Risk Officer
Tracey McCann	52	Ryanair DAC CFO
Andreas Gruber	41	Lauda Joint CEO
David O'Brien	62	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	47	Buzz CEO
John Hurley	51	CTO

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

John Hurley. John was appointed CTO in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Limited and Education Multimedia Group and has over 20 years of experience in the IT industry.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Non-share-based compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Senior Management team reporting to the Board of Directors) named above in FY26 was €16.7m (including a €5.9m (non-cash) technical accounting charge in relation to unvested share options). For details of Mr. O’Leary’s compensation in such fiscal year, see “—Remuneration Agreement with Mr. O’Leary” below.

During FY26, each of Ryanair Holdings’ Non-Executive Directors was entitled to receive a base fee of €75,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board received a fee of €150,000. The additional remuneration paid to Chairs of the Audit, Remuneration and Group Safety & Security Committees and to the Senior Independent Director (“SID”) is €25,000 per annum. Directors’ service agreements do not contain provisions providing for compensation on their termination. For a breakdown of Directors’ fees by Director, please see Note 18(b) to the consolidated financial statements.

Shareholdings, Share options and LTIPs

The number of shares in the Company held by the key management personnel named above as of March 31, 2026 is as follows.

	No. of Shares	Percentage of Outstanding Shares
Directors
Stan McCarthy	23,683	*
Róisín Brennan	4,000	*
Eamonn Brennan	7,327	*
Ray Conway	3,852	*
Emer Daly	53,768	*
Geoff Doherty	85,700	*
Bertrand Grabowski	—	—
Elisabeth Köstinger	—	—
Jinane Laghrari Laabi	—	—
Anne Nolan	9,018	*
Michael O’Leary	42,199,999	4.00%
Amber Rudd	—	—

Senior Management
Neil Sorahan	285,000	*
Juliusz Komorek	14,258	*
Edward Wilson	84,518	*
Carol Sharkey	6,166	*
Tracey McCann	20,033	*
Andreas Gruber	7,458	*
David O’Brien	27,527	*
Michal Kaczmarzyk	14,953	*
John Hurley	56,480	*

*Percentage of outstanding shares held is less than 1%.

The total outstanding share options held by the key management personnel named above as of March 31, 2026 is as follows.

No. of Share Options
Senior Management
Michael O’Leary	10,000,000
Neil Sorahan	500,000
Juliusz Komorek	500,000
Edward Wilson	500,000
Carol Sharkey	100,000
Tracey McCann	100,000
Andreas Gruber	100,000
David O’Brien	500,000
Michal Kaczmarzyk	100,000
John Hurley	400,000

No NEDs had share options at March 31, 2026.

The total outstanding Non-Performance LTIPs held by Directors as of March 31, 2026 is as follows.

No. of LTIPs
Stan McCarthy	6,485
Róisín Brennan	6,485
Eamonn Brennan	6,485
Ray Conway	—
Emer Daly	6,485
Geoff Doherty	6,485
Bertrand Grabowski	2,501
Elisabeth Köstinger	6,485
Jinane Laghrari Laabi	2,501
Anne Nolan	6,485
Michael O’Leary	—
Amber Rudd	2,501

The exercise prices, vesting conditions and expiration dates of the options and LTIPs in the table above are disclosed in “Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries”.

Remuneration Agreement with Mr. O’Leary

In December 2022 Michael O’Leary (“MOL”) extended his contract as Group CEO to July 2028 (renewed in June 2026 to March 2032). As part of the 2022 contract the Group CEO receives a basic salary of €1.2m p.a. (effective since FY24). From FY24 his maximum annual bonus was reduced to 50% of basic pay (previously 100%). In line with best practice, MOL does not receive any pension benefits. This contract extended the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (increased from a prior €2.0bn target) in any year up to FY28 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028 (incl.). While both the PAT and the share price performance targets were achieved in FY26, these options can only be exercised between July 2027 and February 7, 2029 and will lapse should MOL leave the Ryanair Group’s employment on/before July 2027.

STAFF AND LABOR RELATIONS

Please refer to Note 17 within “Item 18. Financial Statements” for details of Ryanair’s team (including all Group airlines) for FY26, FY25 and FY24.

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

Item 7. Major Shareholders and Related Party Transactions

As of March 31, 2026, there were 1,043,931,708 Ordinary Shares outstanding. As of that date, 211,986,932 ADRs, representing 423,973,864 Ordinary Shares, were held of record in the United States by 48 holders, and represented over 40% of the number of Ordinary Shares then outstanding. See “Item 10. Additional Information—Articles of Association” and “—Limitations on Share Ownership by Non-EU Nationals.”

MAJOR SHAREHOLDERS

As of March 31, 2026, there were 1,043,931,708 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes holdings of those shareholders holding 3% or more of the Ordinary Shares as of March 31, 2026, March 31, 2025 and March 31, 2024.

	As of March 31, 2026		As of March 31, 2025		As of March 31, 2024
		% of		% of		% of
	No. of Shares	Class	No. of Shares	Class	No. of Shares	Class
Capital Group	152,622,128	14.6%	138,163,341	13.0%	140,769,464	12.3%
MFS	49,064,790	4.7%	58,512,740	5.5%	46,399,853	4.1%
Artisan Partners	46,768,071	4.5%	—	—	—	—
Michael O’Leary	42,199,999	4.0%	44,099,892	4.1%	44,099,892	3.9%
Blackrock Inc	41,286,558	4.0%	—	—	—	—
Fidelity	34,334,152	3.3%	37,231,959	3.5%	66,359,213	5.8%
Baillie Gifford	—	—	50,982,025	4.8%	67,571,625	5.9%
Rothschild & Co	—	—	35,135,269	3.3%	—	—
BNP PARIBAS	—	—	84,683,893	8.0%	79,917,192	7.0%
AKO Capital	—	—	—	—	34,433,901	3.0%
HSBC Holdings PLC	—	—	116,323,327	10.9%	96,561,856	8.5%
Parvus Asset Management Europe	—	—	100,012,268	9.4%	81,374,943	7.1%
Société Générale SA (SG SA)	—	—	—	—	67,181,217	5.9%
Bank of America Corporation	—	—	—	—	36,575,999	3.2%

As of March 31, 2026, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 42,387,347 Ordinary Shares, representing approximately 4% of Ryanair Holdings’ outstanding Ordinary Shares as of such date.

RELATED PARTY TRANSACTIONS

The Company has not entered into any “related party transactions” (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 26 to the consolidated financial statements) in the three fiscal years ending March 31, 2026 or in the period from March 31, 2026 to the date hereof.

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

EU State Aid-Related Proceedings. Since 2002, the Company has faced allegations that some of its airport arrangements contain illegal State aid and orders to repay such aid. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging State aid at certain airports” and “Notes forming part of the Consolidated Financial Statements – 22. Commitments and contingencies”.

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (“screenscraper websites”) in Germany and Ireland. Screenscraper websites gain unauthorized access to Ryanair’s website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary mark-ups on top of Ryanair’s fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as contractual and database rights, copyright protection, etc. The Company’s objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, which may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers’ genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair’s fares to traditional bricks and mortar travel agencies and closed corporate travel booking platforms. In addition, Ryanair offers DDAs to OTAs. DDAs align with Ryanair’s exclusive online distribution model while allowing OTAs access to Ryanair’s price, flight, timetable and ancillary data for the purpose of display only on the OTA websites. The passenger can purchase accurately priced Ryanair flights and ancillary products and is brought to Ryanair.com to confirm their purchase. The Company has received favorable rulings in France, Germany, the Czech Republic, Ireland, Italy, the Netherlands and the U.S., and unfavorable rulings in Germany, the Czech Republic, Spain, France, Switzerland, the UK and Italy. Following a positive decision in Ireland in November 2023, whereby the Irish High Court found that Flightbox, a screenscraper, was bound by the Terms of Use of the Ryanair website and, as such, granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website, Ryanair was approached by a number of OTAs, including On The Beach (“OTB”), Lastminute and Kiwi which had been in litigation against Ryanair at that time. OTB, Lastminute and Kiwi each signed DDAs which enabled the cessation of all extant legal proceedings between the parties. However, pending the outcome of the legal proceedings that remain ongoing, or which may be initiated in the future, or of competition authority investigations (such as the one concluded in December 2025 by the Italian AGCM, outlined in “Item 4. Information on the Company—GOVERNMENT REGULATION—Regulation of competition.”), and if Ryanair were to be ultimately unsuccessful in any of them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair’s website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels, travel insurance, etc. Also, some business may be lost to the Company once potential customers are presented by a screenscraper website with a Ryanair fare or a fee for an ancillary product such as checked baggage or priority boarding inflated by the screenscraper’s intermediary fee. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company’s Website” and “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company faces risks related to allegations of non-compliance with competition law”.

Consumer Law Proceedings. In November 2024, the Spanish Minister of Consumer Affairs imposed fines of approximately €107m on Ryanair and an order to discontinue Ryanair’s cabin baggage and other customer policies. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to increasingly strict sanctions for non-compliance with consumer protection laws” and “Notes forming part of the Consolidated Financial Statements – 22. Commitments and contingencies”.

Data Protection Commission Inquiry. In October 2024, the Irish Data Protection Commission launched an inquiry into Ryanair’s booking verification process. The inquiry relates to Ryanair’s requirement that passengers verify their details where bookings raise suspicions that passenger contact or payment details were withheld from Ryanair by an unauthorized intermediary and replaced with single use (virtual) contact or payment details. Ryanair has engaged with the Data Protection Commission in respect of the inquiry, explaining that its verification requirement is designed to ensure compliance with safety and security protocols, and that the process of verification fully complies with the requirements of the GDPR. The inquiry is ongoing and while Ryanair is confident in its position, the Data Protection Commission may ultimately find that the verification process has not fully complied with the GDPR, which could lead to the imposition of a substantial fine.

Dividend Policy

Under the Group’s current dividend policy, Ryanair plans to return approximately 25% of prior-year Profit After Tax (adjusted for exceptional items) by way of ordinary dividend to our shareholders. An ordinary dividend of €0.193 per share was paid in February 2026 and a final dividend of €0.195 per share was declared (payable after 2026 AGM approval). Additionally, the Board, taking into account prevailing market conditions and ensuring that the Group retains a prudent level of cash to fund debt and capex requirements will retain the flexibility to consider, when or if appropriate, the return of surplus cash to shareholders through special distributions (including dividends and/or share buybacks).

Share Buyback Program

From FY08 to FY21, under multiple share buyback programs, the Group repurchased over 467m shares (including Ordinary Shares underlying ADRs) at a total cost of almost €5bn.

In May 2024, the Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024 and completed in April 2025. In May 2025, the Company announced and launched a further €750m share buyback program, which remains ongoing at March 31, 2026.

Repurchased shares during FY26 were equivalent to approximately 2% of the Company’s issued share capital at March 31, 2025. All shares purchased under the share buyback programs are cancelled.

See “Item 9. The Offer and Listing—Trading Markets” below for further information regarding share buybacks.

SIGNIFICANT CHANGES

On May 25, 2026, the Company repaid its last €1.2m bond.

Between April 1, 2026 and June 17, 2026, the Company bought back approx. 6m ordinary shares at a total cost of approx. €138m under its ongoing share buyback programme. This brought total spend to approx. €656m.

Item 9. The Offer and Listing

TRADING MARKETS

The primary market for Ryanair Holdings’ Ordinary Shares is Euronext Dublin. The Ordinary Shares were first listed for trading on the Official List of Euronext Dublin in June 1997. Ryanair’s ADSs, each representing 2 Ordinary Shares, are traded on Nasdaq. The Bank of New York Mellon is Ryanair Holdings’ depositary for purposes of issuing ADRs evidencing the ADSs.

Ryanair Holdings’ shares trade under the following stock symbols:

Euronext Dublin	RYA
Nasdaq	RYAAY

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 48, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

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

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted above. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares (all shares repurchased are cancelled):

Fiscal year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	467.2	4,825.7
2022	—	—
2023	—	—
2024	—	—
2025	77.5	1,481.7
2026	20.4	536.1
Period through June 17, 2026	5.5	138.3
Total	570.6	6,981.8

At an EGM of Shareholders held in April 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company’s ADRs which are traded on Nasdaq. Any ADRs purchased are converted to Ordinary Shares by the Company’s brokers for subsequent repurchase and cancellation by the Company.

As of March 31, 2026, the total number of options over Ordinary Shares outstanding under the Company’s Option Plan 2013 was 15.9m, representing approximately 1.5% of the Company’s issued share capital at that date. As of March 31, 2026, the total number of conditional share awards outstanding under the Company’s LTIP 2019 was approximately 2.6m, representing approximately 0.2% of the Company’s issued share capital at that date. All options and conditional shares referred to above had not yet vested at March 31, 2026.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings’ capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2026, a total of 1,043,931,708 Ordinary Shares were outstanding.

In February 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, with a par value of 1.27 euro cent, was split into two new Ordinary Shares, with a par value of 0.635 euro. In October 2015, the Company completed a capital reorganization which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8m ordinary shares to 1,319.3m as at that date. The par value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro cent each under the reorganization. All ‘B’ Shares and Deferred Shares issued in connection with the B scheme were either redeemed or cancelled during FY16 such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings’ shareholders subject to limitations described under “Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals”.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

During FY14, Ryanair Holdings’ shareholders approved a stock option plan at the Company’s 2013 AGM (referred to herein as “Option Plan 2013”), under which all employees and Directors were eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with FY14 (Option Plan 2013 was replaced by LTIP 2019 following shareholder approval at the 2019 AGM – see details below). Options are typically subject to a 5-year performance period. Under the rules of Option Plan 2013, no option is capable of being exercised after the tenth anniversary of the date of grant. The Remuneration Committee (“Remco”) has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets relate directly to the achievement of certain year-on-year growth targets in the Company’s profit after tax (“PAT”) figures for each of the financial years of the performance period and/or certain share price targets. The grants also typically include retention conditions.

During FY19, 102 managers and 5 existing Non-Executive Board Members (NEDs) were granted approximately 9.3m share options, in aggregate (of which a cumulative 0.25m related to NEDs), at a strike price of €11.12. Approximately 3.4m of these options have lapsed and the NED option grants were fully exercised at the end of FY26. In FY24, the vesting date and ambitious performance targets on approximately 5.9m of these options were amended to align with the revised dates and targets agreed for Mr. O’Leary’s 10m share options grant below. In December 2022 Mr. O’Leary agreed to the extension of his contract as Group CEO to July 2028 (renewed in June 2026 to March 2032). The 2022 contract extends the vesting period for the 10m share options granted to Mr. O’Leary in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target)

in any year up to financial year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. While the performance targets were achieved in FY26 and the options vested, they can only be exercised between July 1, 2027 and February 7, 2029 and will lapse should the recipients leave the Ryanair Group’s employment before July 2027.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan (“LTIP 2019”), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by Remco (with the assistance of Deloitte) of the Company’s remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company’s strategic objectives and aligned with external views on executive compensation. Awards to employees under LTIP 2019 are ordinarily in the form of performance-based shares (“conditional shares”) with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 also includes the ability to grant share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group’s executive management team. NEDs are not eligible to receive share option or performance-based share awards under LTIP 2019. LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management. In aggregate, in any ten-year period, the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013, which closed to new grants in 2023) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. Remco has determined that Mr. O’Leary will not qualify for share grants under LTIP 2019 throughout the term of his contract.

The aggregate of 15.9m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of March 31, 2026 under Option Plan 2013 represent approximately 1.5% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 10m Ordinary Shares were held by the Executive Director of Ryanair Holdings. All of the options outstanding at March 31, 2026 had vested but, as noted above, were not yet exercisable. For further information, see Notes 14 and 18 to the consolidated financial statements included herein.

Remco (as a management retention tool) has granted (unvested at March 31, 2026) conditional shares (approximately 2.6m in aggregate) under LTIP 2019 to almost 130 managers (excluding the Group CEO and NEDs) in FY24 and FY26. The market value of such grants ranged between approximately 20% and 100% of base salary for participants (at the lower end of potential allocations). These conditional shares have a 3-year vesting period, with at least a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) ambitious cumulative Group traffic targets are achieved over the 3-year vesting period; (ii) Ryanair’s Total Shareholder Return outperforms a peer group of competitors over the 3-year vesting period; (iii) Ryanair achieves specific environmental targets over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group for a period of approximately 3 years from the date of grant. In June 2023, 7 of the existing NEDs were granted 3,984 ordinary shares each under LTIP 2019 and in March 2025, 10 of the existing NEDs were granted 2,501 ordinary shares each under LTIP 2019. These grants are not subject to performance targets, vest at the end of May 2026 and March 2028, respectively, and further align NED interests with those of long-term Shareholders.

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

Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolutions of the shareholders. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. The Directors are not required to retire at any particular age. There is no requirement for Directors to hold shares. The Articles of Association provide that one-third of the Directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. However, in compliance with the requirements of the Irish Corporate Governance Code, all Directors retire and present themselves for re-election by the shareholders annually. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of Directors.

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

Limitations on the Right to Own Shares. The Articles contain detailed provisions enabling the Directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See “—Limitations on Share Ownership by Non-EU Nationals” below. Such powers may be exercised by the Directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and the exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

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

MATERIAL CONTRACTS

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five-year period originally due to commence in FY20 (the “2014 Boeing Contract”). This agreement was approved by shareholders at an EGM of the Company in November 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company’s firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021 and the Group had all 210 of these aircraft in its fleet at March 31, 2026.

In May 2023, the Group entered into an agreement with The Boeing Company to purchase up to 300 new Boeing 737 MAX-10 aircraft (150 firm orders and 150 aircraft subject to option) from 2027 to 2033 (inclusive). This agreement was approved by shareholders at the Company’s AGM in September 2023. The value of the 150 firm Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract is over U.S.$10.6bn at standard list price of U.S.$135m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

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

In order to protect the operating licenses held by the Company’s EU airlines and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or “hard” Brexit, on March 8, 2019 the Board resolved that with effect from the date on which UK nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 (which was later confirmed as January 1, 2021) all Ordinary Shares and ADSs held by or on behalf of non-EU (including UK) nationals would be treated as Restricted Shares. Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares are not entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles of Association. Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the Company confirmed that the chairman will not vote any Restricted Shares at any meeting of the Company. UK nationals were not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021.

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

As an additional measure to manage the Company’s EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADSs for up to 5% of the issued share capital of the Company traded on Nasdaq. This authority (which in 2017 was increased to 10%, and in 2024 was increased to 15%, of the issued share capital of the Company traded on Nasdaq) was renewed at each subsequent Annual General Meeting up to and including the September 2025 meeting.

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

At the Company's financial year end (March 31, 2026) 30% of its issued share capital was held by EU nationals. As a result of the measures introduced by the Company on January 1, 2021 to ensure compliance with EU ownership and control requirements applicable to its EU airline subsidiaries, EU nationals are entitled to exercise 100% of the voting rights in Ryanair Holdings PLC.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the “U.S.-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2024 and 2025 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not expect to be a PFIC for its 2026 taxable year.

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

Ryanair Holdings also files reports, including Annual Reports on Form 20-F, periodic reports on Form 6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Its SEC filings are available on the SEC’s website at https://www.sec.gov.

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

In executing its risk management strategy, Ryanair currently enters into forward swap contracts for the purchase of some of the jet fuel (jet kerosene) and carbon forward contracts for some of the carbon allowances, that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. In the past, Ryanair has entered into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, however given the insignificant amount of debt held at floating interest rates, no such contracts were in place at March 31, 2026. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. If a counterparty was to default on its obligations under any of the instruments described below, Ryanair’s economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair’s policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair’s exposure and hedging (where applicable) in relation to fuel, carbon, foreign currencies and interest rates, and analyze the sensitivity of the market value, earnings and cash flows of its financial instruments to hypothetical changes in commodity prices, carbon prices, interest rates and exchange rates as if these changes had occurred at March 31, 2026. The range of changes selected for this sensitivity analysis reflects Ryanair’s view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair’s operating expenses (approximately 41% and 42% of such expenses in FY26 and FY25, respectively). Fuel hedging is achieved via fuel forward swap contracts (and from time to time via fuel call options). In a fuel forward swap transaction Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price. In a fuel call option transaction, a counterparty provides Ryanair with the right, but not the obligation, to purchase a fixed price for a given quantity of jet fuel in exchange for the market price at a given date in the future.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward swap contracts covering periods of up to 12 to 18 months of anticipated jet fuel requirements. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company’s results” for additional information on recent trends in fuel costs and the Company’s related hedging activities, as well as certain associated risks. See also “Item 5. Operating and Financial Review and Prospects—FY26 compared with FY25—Fuel and oil.” For FY26, Ryanair had entered into jet fuel forward swap contracts covering approximately 84% of fuel requirements (2025: approximately 78%). As of March 31, 2026, the Company had entered into jet fuel forward swap contracts covering approximately 80% of its estimated requirements for FY27 at prices equivalent to approximately U.S.$668 per metric ton. The Company has designated the fuel forward swap contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains or losses on outstanding forward swap contracts at March 31, 2026 and 2025, based on their fair values, amounted to a €2.1bn asset and €201m liability (gross of tax), respectively. Based on Ryanair’s fuel consumption for FY26, a change of U.S.$1.00 in the average annual price per metric ton of jet fuel

(before the impact of derivatives) would have caused a change of approximately €5m in Ryanair’s fuel costs. See “Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the company’s results.”

Under IFRS, the Company’s fuel forward swap contracts are treated as cash flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In FY26, the Company recorded a positive fair-value adjustment of €1,830m (net of tax), and in FY25, the Company recorded a negative fair-value adjustment of €176m (net of tax) within other comprehensive income in respect of jet fuel forward swap contracts.

CARBON EXPOSURE AND HEDGING

Ryanair engages in carbon hedging transactions in relation to obligations arising under the EU and UK Emission Trading Schemes. This hedging is achieved via forward contracts. As of March 31, 2026, the Company had entered into forward carbon hedging contracts covering approximately 100% of its estimated requirements for the FY27 at prices equivalent to approximately €72 per allowance respectively. The Company has designated the carbon forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of carbon price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in carbon market prices. The unrealized loss on outstanding carbon forward agreements at March 31, 2026, based on their fair values, amounted to €63m. Based on Ryanair’s ETS exposure for FY26, a change of €1.00 in the average ETS allowance price per CO2 ton would have caused a change of approximately €12m in Ryanair’s carbon costs.

In FY26, the Group recognized a cost associated with the purchase of carbon credits in the income statement within ‘Fuel and oil’ of approximately €843m (2025: €822m).

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair’s revenues have been denominated primarily in two currencies, the euro and the UK pound sterling. The euro and the UK pound sterling accounted for approximately 66% and 22%, respectively, of Ryanair’s total revenues in FY26 (FY25: 66% and 22%, respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair’s operating expenses are primarily euro, UK pounds sterling and U.S. dollars. Ryanair’s operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair’s operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair’s policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating cash flows in UK pound sterling. Ryanair may choose to sell surplus UK pound sterling cash flows for euro after satisfying its UK pound sterling obligations.

Hedging associated with the income statement. In FY26 and FY25, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31,

2026, the total unrealized loss relating to these contracts amounted to approximately €36m, compared to a €80m total unrealized gain at March 31, 2025.

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

Hedging associated with capital expenditures. During FY26 and FY25, the Company also held a series of euro/U.S. dollar contracts to hedge against foreign exchange movements associated with aircraft purchase commitments under the Boeing contract and capital maintenance, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2026, the total unrealized gain relating to these contracts amounted to €85m, compared to €7m unrealized gain at March 31, 2025.

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

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2026 would have a positive impact of €22m on the income statement (net of tax) (2025: €77m; 2024: €77m) and a negative impact of €18m on the income statement (net of tax) (2025: €63m; 2024: €63m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €966m impact (net of tax) on equity if the rate fell by 10% and a negative €790m impact (net of tax) if the rate increased by 10% (2025: €518m positive or €424m negative; 2024: €501m positive or €410m negative).

INTEREST RATE EXPOSURE

In the past, Ryanair has entered into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, however given the insignificant amount of debt held at floating interest rates, no such contracts were in place at March 31, 2026.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2026, a plus one percentage point movement in interest rates would result in a respective increase of approximately €24m (net of tax) in net finance income (2025: increase in net finance income of €3m; 2024: increase in net finance expense of €42m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €32m in net finance income in the income statement (2025: decrease in net finance income of €53m; 2024: decrease in net finance expense of €16m;) and a nil increase or decrease in equity (2025: nil 2024: nil).

Item 12. Description of Securities Other than Equity Securities

Ryanair’s ADSs, each representing 2 Ordinary Shares, are traded on Nasdaq.

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

REIMBURSEMENT OF FEES

From April 1, 2025 to March 31, 2026 the Depositary collected fees equal to approximately U.S.$10.8m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2026, under the supervision and with the participation of the Company’s management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2026, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026, based on the criteria established in the 2013 Framework in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2026.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during FY26 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, audited the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2026, as stated in their report which appears in “Item 18. Financial Statements”.

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

Item 16C. Principal Accountant Fees and Services

Our independent registered public accounting firm is PricewaterhouseCoopers (“PwC”), Dublin, Ireland, PCAOB Auditor Firm ID: 01366.

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed or billable to the Company by its independent auditors during FY26 and FY25:

	Year ended March 31,
	2026	2025
	€M	€M
Audit fees	1.1	1.1
Audit related fees	0.0	0.0
All other	0.2	0.2
Tax fees	0.1	0.1
Total fees	1.4	1.4

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table details purchases by the Company of its Ordinary shares in FY26.

	Total Number of	Average Price
	Ordinary Shares	Paid Per
Month / Period	Purchased	Ordinary Share
	M	€
April 1, 2025 to April 30, 2025	1.0	18.3
May 1, 2025 to May 31, 2025	0.5	24.3
June 1, 2025 to June 30, 2025	1.1	24.2
July 1, 2025 to July 31, 2025	0.9	24.9
August 1, 2025 to August 31, 2025	1.4	27.8
September 1, 2025 to September 30, 2025	3.6	24.7
October 1, 2025 to October 31, 2025	3.2	26.1
November 1, 2025 to November 30, 2025	1.3	27.8
December 1, 2025 to December 31, 2025	1.2	29.6
January 1, 2026 to January 31, 2026	1.6	29.7
February 1, 2026 to February 28, 2026	2.1	28.4
March 1, 2026 to March 31, 2026	2.5	26.6
Total (Year-end)	20.4	26.3
Period through June 17, 2026	5.5	25.0

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

The Company’s cybersecurity program is designed to detect, respond to, and recover from cybersecurity threats and risks, and protect the confidentiality, integrity, and availability of its information systems, including the information residing on such systems. The program utilizes guidance drawn from the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 to set the cybersecurity agenda and prioritise cybersecurity activities. The strategies employed by the program, among others, include:

●	the application of policies and procedures designed to comply with data security and privacy obligations;
●	the implementation of administrative, technical, and physical controls;
●	the utilization of a Security Operations Center that conducts ongoing monitoring of networks and systems for potential signs of suspicious activity;
●	the requirement that staff complete cybersecurity training, which is updated as new technology, security and privacy issues emerge;

●	the tracking of key performance indicators and cybersecurity metrics to evaluate existing cybersecurity controls and practices;
●	maintaining a cybersecurity incident response plan to respond to cybersecurity incidents, which includes standard processes for reporting, escalating and recommending remediation actions for cybersecurity incidents to senior management; and
●	conducting periodic simulated cybersecurity scenarios to provide hands-on training and test the preparedness of the team to deal with cybersecurity threats.

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

The Audit Committee and Board receive updates on cybersecurity risks and the security and operations of the Company’s information technology systems from the Chief Technology Officer (“CTO”). These updates generally include any significant cybersecurity incidents, cybersecurity threats, cybersecurity program enhancements, and cybersecurity risks and related mitigation activities. This reporting helps to provide the Audit Committee with an informed understanding of the Company’s dynamic cybersecurity program and threat landscape. The Audit Committee also receives an ERM framework twice a year, in which material cybersecurity risks are identified, assessed and managed.

The Audit Committee has opportunities to report regularly to the Board and review any major issues that arise at the committee level, which may include cybersecurity risks. Senior Management (including the CTO) also brief Board members, including new members, on cybersecurity risks. Based on this information, Board members may request additional information to address any concerns.

Management

The Company has a dedicated cybersecurity organization within its technology department that focuses on current and emerging cybersecurity matters. The Company’s cybersecurity function is led by the Director of Information Security, who reports to the CTO.

The Company’s cybersecurity function engages in a range of cybersecurity activities such as threat detection, security mechanisms, and incident response. The cybersecurity function conducts vulnerability management and penetration testing to identify and mitigate vulnerabilities. Regular meetings are held with the Director of Information Security and the CTO to provide visibility of major issues and seek alignment with strategy. As noted in the “Risk assessment, policies and procedures” section above, the Company’s cybersecurity incident response plan includes standard processes for reporting, escalating and recommending remediation actions for cybersecurity incidents to Senior Management. Cybersecurity incidents that meet certain thresholds are escalated to the cybersecurity leaders and cross-functional teams on an as-needed basis for support and guidance.

The Director of Information Security has 30 years of IT experience across manufacturing, banking and aviation, including 14 years of cybersecurity experience. He holds the following relevant qualifications:

●	BSc Information Technology

●	CISSP (Certified Information Systems Security Professional)
●	CISM (Certified Information Security Manager)
●	CEH (Certified Ethical Hacker)

For details of the CTO’s experience, please see “Item 6. Directors, Senior Management and Employees — Senior Management”.

RISKS FROM MATERIAL CYBERSECURITY THREATS

During FY26, the Company reported no material cybersecurity incidents affecting the confidentiality, integrity, or availability of data or systems. There are no identified risks from known cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its operations, business strategy, results of operations, or financial condition. For a detailed discussion of the Company’s cybersecurity related risks, see “Item 3. Key Information—Risks related to the Company—Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks”.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc and Subsidiaries as at March 31, 2026, March 31, 2025 and March 31, 2024	F-4

Consolidated Income Statement of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2026, March 31, 2025 and March 31, 2024	F-5

Consolidated Statement of Comprehensive Income of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2026, March 31, 2025 and March 31, 2024	F-6

Consolidated Statement of Changes in Shareholders’ Equity of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2026, March 31, 2025 and March 31, 2024	F-7

Consolidated Statement of Cash Flows of Ryanair Holdings plc and Subsidiaries for the Years ended March 31, 2026, March 31, 2025 and March 31, 2024	F-8

Notes	F-9

Item 19. Exhibits

1.1

Memorandum and Articles of Association of Ryanair Holdings in effect as of the date of this Annual Report (incorporated herein by reference to Exhibit 1.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on July 24, 2023 (Commission file No. 000-29304)).

2.1

Issue and Paying Agency Agreement, dated July 1, 2024, between Ryanair DAC, Ryanair Holdings as guarantor, Citibank N.A., London Branch as fiscal agent, Citibank Europe plc as registrar, the paying agents named therein and the transfer agents named therein (incorporated herein by reference to Exhibit 2.1 of Ryanair Holdings’ Annual Report on Form 20-F filed on May 19, 2025 (Commission file No. 000-29304)).

2.2

Deed of Covenant, dated July 1, 2024, entered into by Ryanair DAC (incorporated herein by reference to Exhibit 2.2 of Ryanair Holdings’ Annual Report on Form 20-F filed on May 19, 2025 (Commission file No. 000-29304)).

2.3

Deed of Guarantee, dated July 1, 2024, entered into by Ryanair Holdings as guarantor (incorporated herein by reference to Exhibit 2.3 of Ryanair Holdings’ Annual Report on Form 20-F filed on May 19, 2025 (Commission file No. 000-29304)).

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

Date: June 22, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ryanair Holdings plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Balance Sheet of Ryanair Holdings plc and its subsidiaries (the “Group”) as of March 31, 2026, 2025 and 2024, and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statement of Cash Flows for each of the three years in the period ended March 31, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2026, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Aircraft component of property, plant and equipment - estimated useful lives and expected residual values

As described in Note 1 and 2 to the consolidated financial statements, at March 31, 2026, the Group had €11.4 billion of property, plant and equipment long-lived assets, of which €11.1 billion were aircraft related. Aircraft related depreciation amounted to €1.3 billion. The Group evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information. The Group's estimate of each aircraft’s residual value is 15% of the market value on delivery, based on independent valuations and actual aircraft disposals during prior periods. Each aircraft’s useful life is determined to be 23 years.

The principal considerations for our determination that performing procedures relating to estimated useful lives and expected residual values related to the aircraft component of property, plant and equipment is a critical audit matter are (i) the significant judgement by management when determining the estimated useful lives and residual values assumptions; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the estimated useful lives and expected residual values.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of the estimated useful lives and residual values. These procedures also included, among others, (i) testing management’s process for determining the estimated useful lives and residual value; (ii) testing the completeness and accuracy of underlying data used by management in their assessment and (iii) evaluating the reasonableness of the estimated useful lives and expected residual values assumptions. Evaluating management’s assumptions related to estimated useful lives and residual values involved evaluating whether the assumptions used were reasonable considering a) recommendation provided by the aircraft manufacturer, b) the age profile of the aircraft and the Group’s aircraft renewal programme, c) third party valuations obtained from an independent appraiser, d) the Group’s historical experience with aircraft disposals and e) other external useful lives and residual values applied by other airlines.

/s/ PricewaterhouseCoopers

Dublin, Ireland

June 22, 2026

We have served as the Group’s auditor since 2022.

Consolidated Balance Sheet

		At March 31,
		2026	2025	2024
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment	2	11,373.1	10,923.7	10,847.0
Right of use assets	3	148.1	148.5	166.5
Intangible assets	4	146.4	146.4	146.4
Derivative financial instruments	11	92.4	15.4	3.3
Other assets	6	240.5	261.7	183.2
Deferred tax	12	2.3	1.6	2.1
Total non-current assets		12,002.8	11,497.3	11,348.5
Current assets
Inventories	5	4.8	4.6	6.2
Other assets	6	1,985.0	1,850.7	1,275.4
Trade receivables	7 & 11	44.2	73.5	76.4
Derivative financial instruments	11	2,133.9	94.4	349.5
Restricted cash	8 & 11	31.2	23.1	6.4
Financial assets: cash > 3 months	11	812.4	100.1	237.8
Cash and cash equivalents	11	2,733.4	3,863.3	3,875.4
Total current assets		7,744.9	6,009.7	5,827.1
Total assets		19,747.7	17,507.0	17,175.6
Current liabilities
Provisions	13	60.3	53.5	46.0
Trade payables	9 & 11	609.8	702.0	792.2
Accrued expenses and other liabilities	10	6,442.0	6,179.4	5,227.6
Current lease liability	3	39.8	37.7	39.4
Current maturities of debt	11	1,198.8	848.4	50.0
Current tax	12	79.8	107.1	66.6
Derivative financial instruments	11	142.3	224.7	178.8
Total current liabilities		8,572.8	8,152.8	6,400.6
Non-current liabilities
Provisions	13	141.3	141.1	138.1
Derivative financial instruments	11	7.8	2.5	3.3
Deferred tax	12	671.5	377.1	362.0
Non-current lease liability	3	105.1	111.4	125.2
Non-current maturities of debt	11	147.8	1,685.2	2,532.2
Total non-current liabilities		1,073.5	2,317.3	3,160.8
Shareholders’ equity
Issued share capital	14	6.3	6.4	6.9
Share premium account	14	1,434.8	1,421.6	1,404.3
Other undenominated capital		4.1	4.0	3.5
Retained earnings		6,777.5	5,588.6	5,899.8
Other reserves	15	1,878.7	16.3	299.7
Shareholders’ equity		10,101.4	7,036.9	7,614.2
Total liabilities and shareholders’ equity		19,747.7	17,507.0	17,175.6

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
June 19, 2026

Consolidated Income Statement

		Year ended March 31,
		2026	2025	2024
	Note	€M	€M	€M
Operating revenues
Scheduled revenues	16	10,556.0	9,229.8	9,145.1
Ancillary revenues	16	4,988.3	4,718.7	4,298.7
Total operating revenues	16	15,544.3	13,948.5	13,443.8
Operating expenses
Fuel and oil		(5,418.6)	(5,220.2)	(5,142.6)
Staff costs	17	(1,856.5)	(1,751.1)	(1,500.0)
Airport and handling charges		(1,762.3)	(1,683.5)	(1,484.5)
Depreciation	2 & 3	(1,373.4)	(1,214.4)	(1,059.5)
Route charges		(1,318.2)	(1,166.7)	(1,024.4)
Marketing, distribution and other		(888.5)	(878.4)	(757.2)
Maintenance, materials and repairs		(552.6)	(476.2)	(414.9)
Total operating expenses		(13,170.1)	(12,390.5)	(11,383.1)
Operating profit		2,374.2	1,558.0	2,060.7
Other income
Finance expense	19	(37.8)	(66.5)	(83.0)
Finance and other income	19	117.8	290.5	144.8
Foreign exchange (loss)/gain		(30.9)	2.4	5.5
Total other income		49.1	226.4	67.3
Profit before tax		2,423.3	1,784.4	2,128.0
Tax expense	12	(249.6)	(172.8)	(210.9)
Profit for the year – all attributable to equity holders of parent		2,173.7	1,611.6	1,917.1

Basic earnings per ordinary share (€)	21	2.0594	1.4631	1.6828
Diluted earnings per ordinary share (€)	21	2.0422	1.4549	1.6743
Number of weighted average ordinary shares (in Ms)	21	1,055.5	1,101.5	1,139.2
Number of weighted average diluted shares (in Ms)	21	1,064.4	1,107.7	1,145.0

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
June 19, 2026

Consolidated Statement of Comprehensive Income

	Year ended March 31,
	2026	2025	2024
	€M	€M	€M
Profit for the year	2,173.7	1,611.6	1,917.1

Other comprehensive income/(loss):

Items that will not be reclassified subsequently to profit or loss:
Net actuarial gain	—	—	6.6
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Effective portion of changes in fair value of cash-flow hedges	1,657.1	(156.5)	466.2
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(65.3)	(97.2)	(293.9)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	260.2	(33.5)	62.2
Net movements in cash-flow hedge reserve	1,852.0	(287.2)	234.5

Total other comprehensive income/(loss) for the year, net of income tax	1,852.0	(287.2)	241.1
Total comprehensive income for the year – all attributable to equity holders of parent	4,025.7	1,324.4	2,158.2

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy	Michael O’Leary
Chairman	Group CEO
June 19, 2026

Consolidated Statement of Changes in Shareholders’ Equity

		Issued	Share		Other
	Ordinary	Share	Premium	Retained	Undenominated	Other Reserves	Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2023	1,138.7	6.9	1,379.9	4,180.0	3.5	31.4	41.3	5,643.0
Profit for the year	—	—	—	1,917.1	—	—	—	1,917.1
Other comprehensive income
Net actuarial gains from retirement benefits plan	—	—	—	6.6	—	—	—	6.6
Net movements in cash-flow reserve	—	—	—	—	—	234.5	—	234.5
Total other comprehensive income	—	—	—	6.6	—	234.5	—	241.1
Total comprehensive income	—	—	—	1,923.7	—	234.5	—	2,158.2
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	1.4	—	24.4	(8.0)	—	—	—	16.4
Dividends paid	—	—	—	(199.5)	—	—	—	(199.5)
Share-based payments	—	—	—	—	—	—	(3.9)	(3.9)
Transfer of exercised and expired share based awards	—	—	—	3.6	—	—	(3.6)	—
Balance at March 31, 2024	1,140.1	6.9	1,404.3	5,899.8	3.5	265.9	33.8	7,614.2
Profit for the year	—	—	—	1,611.6	—	—	—	1,611.6
Other comprehensive loss
Net movements in cash-flow reserve	—	—	—	—	—	(287.2)	—	(287.2)
Total other comprehensive loss	—	—	—	—	—	(287.2)	—	(287.2)
Total comprehensive income/(loss)	—	—	—	1,611.6	—	(287.2)	—	1,324.4
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	1.0	—	17.3	(12.4)	—	—	—	4.9
Repurchase of ordinary equity shares	—	—	—	(1,481.7)	—	—	—	(1,481.7)
Cancellation of repurchased shares	(77.2)	(0.5)	—	—	0.5	—	—	—
Dividends paid	—	—	—	(437.7)	—	—	—	(437.7)
Share-based payments	—	—	—	—	—	—	12.8	12.8
Transfer of exercised and expired share based awards	—	—	—	9.0	—	—	(9.0)	—
Balance at March 31, 2025	1,063.9	6.4	1,421.6	5,588.6	4.0	(21.3)	37.6	7,036.9
Profit for the year	—	—	—	2,173.7	—	—	—	2,173.7
Other comprehensive loss
Net movements in cash-flow reserve	—	—	—	—	—	1,852.0	—	1,852.0
Total other comprehensive income	—	—	—	—	—	1,852.0	—	1,852.0
Total comprehensive income	—	—	—	2,173.7	—	1,852.0	—	4,025.7
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary equity shares	0.5	—	13.2	(10.0)	—	—	—	3.2
Repurchase of ordinary equity shares	—	—	—	(536.1)	—	—	—	(536.1)
Cancellation of repurchased shares	(20.5)	(0.1)	—	—	0.1	—	—	—
Dividends paid	—	—	—	(443.3)	—	—	—	(443.3)
Share-based payments	—	—	—	—	—	—	15.0	15.0
Transfer of exercised and expired share based awards	—	—	—	4.6	—	—	(4.6)	—
Balance at March 31, 2026	1,043.9	6.3	1,434.8	6,777.5	4.1	1,830.7	48.0	10,101.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

		Year ended March 31,
		2026		2025	2024
	Note	€M		€M	€M
Operating activities
Profit after tax		2,173.7		1,611.6	1,917.1
Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	2 & 3	1,373.4		1,214.4	1,059.5
(Increase)/decrease in inventories	5	(0.2)		1.6	(0.2)
Tax expense	12	249.6		172.8	210.9
Share based payments	17	15.0		12.8	(3.9)
Decrease/(increase) in trade receivables	7	29.3		2.9	(16.7)
(Increase) in other assets		(141.3)		(585.6)	(359.0)
(Decrease)/increase in trade payables		(9.2)		124.8	(46.4)
Increase in accrued expenses and other liabilities		276.6	*	948.8	449.6
(Decrease) in provisions	13	(15.2)		(12.2)	(8.3)
Increase in finance income		0.3		1.9	3.6
(Decrease)/increase in finance expense		(10.3)		(0.4)	7.9
Foreign exchange		4.7		7.2	(7.1)
Income tax (paid)	12	(251.5)		(84.9)	(49.1)
Net cash from operating activities		3,694.9		3,415.7	3,157.9
Investing activities
Capital expenditure - purchase of property, plant and equipment		(1,892.4)		(1,552.5)	(2,391.9)
(Increase)/decrease in financial assets: cash > 3 months		(712.3)		137.7	818.4
(Increase)/decrease in restricted cash	8	(8.1)		(16.7)	13.1
Net cash (used in) investing activities		(2,612.8)		(1,431.5)	(1,560.4)
Financing activities
Proceeds from shares issued		3.2		4.9	16.4
Share buyback		(536.5)		(1,477.8)	—
Dividends paid	24	(443.3)		(437.7)	(199.5)
Repayments of borrowings		(1,190.0)		(50.0)	(1,100.5)
Lease liabilities paid		(34.1)		(36.4)	(42.7)
Net cash (used in) financing activities		(2,200.7)		(1,997.0)	(1,326.3)
(Decrease)/increase in cash and cash equivalents		(1,118.6)		(12.8)	271.2
Net foreign exchange differences		(11.3)		0.7	4.9
Cash and cash equivalents at beginning of year		3,863.3		3,875.4	3,599.3
Cash and cash equivalents at end of year	11	2,733.4		3,863.3	3,875.4

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received	19	81.0		135.9	148.4
Interest expense paid	19	(51.0)		(69.7)	(88.7)

*FY26 includes an exceptional charge of €85m (approx. 33%) for Italian AGCM fine.

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.           Basis of preparation and material accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for FY26 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

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

(ii) Statement of compliance

In accordance with the International Accounting Standards (“IAS”) Regulation (EC 1606 (2002)) which applies throughout the European Union (“EU”), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at March 31, 2026. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

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

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case assuming the Group achieves its traffic targets in FY27. However, there remains a risk of worsening conditions as noted above. Accordingly, Ryanair has also modeled downside scenarios that include combinations of a decrease in yield, worse than expected load factors and adverse variations in fuel price and availability.

As at March 31, 2026, the Group had a strong liquidity position with cash of €3.6bn and net cash of €2.1bn. This level of cash, together with available sources of finance, is sufficient to cover the Group’s projected cash requirements for operating expenses, capital expenditure, repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12-month period. Furthermore, as at March 31, 2026, Ryanair has 620 unencumbered, owned aircraft (100% of its owned fleet) and a BBB+ credit rating from both S&P and Fitch Ratings.

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

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2025 and therefore were applied by the Group for the first time to the FY26 consolidated financial statements:

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results for the year ended March 31, 2026, and are not expected to have a material impact on financial periods thereafter.

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

●	IFRS 20 Regulatory Assets and Regulatory Liabilities (effective on or after January 1, 2029).*
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective on or after January 1, 2027).*
●	Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●	Annual Improvements Volume 11 (effective on or after January 1, 2026).
●	Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).

*These standards or amendments to standards are not as of yet EU endorsed.

The Group is currently evaluating the impact of IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027). IFRS 18 is the new standard on presentation and disclosure in financial statements (replacing IAS 1), with a focus on updates to the income statement. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be considerable, in particular those related to the classification of income and expenses into operating, investing and financing categories on the face of the income statement.

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

Critical estimates

Long-lived assets

At March 31, 2026, the Group had €11.4bn of property, plant and equipment long-lived assets, of which €11.1bn were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

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

Revisions to these estimates could be caused by changes to maintenance programs, changes in utilization of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro-economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

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

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2026. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair Holdings plc is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Expenses are primarily classified and presented in accordance with the nature-of-expenses method, with certain staff costs allocated to functional expense categories within the income statement.

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

The remaining aircraft components are depreciated over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

	Number of Owned Aircraft
Aircraft Type	at March 31, 2026	Useful Life	Residual Value
Boeing 737s *	620	23 years from date of manufacture	15% of market value of new aircraft on delivery, determined periodically

*Including 210 Boeing 737-8200s

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

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts for the purchase of its jet fuel (jet kerosene) and forward contracts for carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group’s derivative financial instruments are measured at fair value and recognized as either assets or liabilities in its consolidated balance sheet.

All derivatives are designated as cash flow hedges on inception, with all gains and losses taken to other reserves. At March 31, 2026, a net asset of €49m (2025: €87m) was recognized on balance sheet in respect of the Group’s foreign currency derivative instruments associated with future jet fuel purchases and aircraft additions, and a net asset of €2,028m (2025: net liability of €205m) was recognized in respect of its commodity derivative instruments associated with fuel and carbon operating expenses.

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

As at March 31, 2026 the Group had entered into jet fuel forward swap contracts covering approximately 80% of its estimated requirements for FY27. The Group believes these hedges to be effective for hedge accounting purposes.

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

EU Emissions Trading System and UK Emissions Trading Scheme (“ETS”)

The EU Emissions Trading System and UK Emissions Trading Scheme (“ETS”), are cap-and-trade systems for CO2 emissions to encourage industries to improve their CO2 efficiency. On an annual basis, the Group surrenders allowances, received via a mixture of free allocations from governing bodies (which ended in January 2026) and carbon credits purchased in the external market, to cover carbon emissions. The Group recognizes the cost associated with the purchase of carbon credits as part of the ETS as an expense in the income statement within ‘Operating expenses – fuel and oil’. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

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

As noted on F-34, the Group’s fuel risk management policy includes hedging of ETS exposures. The Group had purchased sufficient carbon credits to satisfy the FY26 emissions and as such, the cost of emissions is not deemed to represent a major source of estimation uncertainty.

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

Ancillary revenues relate to activities connected with the flight service, including priority boarding, reserved seating and in-flight sales of merchandise. These services are recognized when the performance obligations have been satisfied which, as the majority of the ancillary services are related to passenger flight travel, is at the point in time when the flight service is provided.

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

Dividend distributions are recognized as a liability in the period in which the dividends are approved by the Company’s shareholders.

2.           Property, plant and equipment

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2026
Cost
At March 31, 2025	17,069.0	223.6	167.0	98.2	3.8	17,561.6
Additions in year	1,670.0	61.9	21.3	7.7	—	1,760.9
Disposals in year	(832.9)	(0.8)	(5.1)	(39.3)	(0.4)	(878.5)
At March 31, 2026	17,906.1	284.7	183.2	66.6	3.4	18,444.0
Depreciation
At March 31, 2025	6,399.7	55.0	98.5	81.0	3.7	6,637.9
Charge for year	1,273.8	8.7	18.7	10.2	0.1	1,311.5
Eliminated on disposal	(832.9)	(0.8)	(5.1)	(39.3)	(0.4)	(878.5)
At March 31, 2026	6,840.6	62.9	112.1	51.9	3.4	7,070.9
Net book value
At March 31, 2026	11,065.5	221.8	71.1	14.7	—	11,373.1

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2025
Cost
At March 31, 2024	16,422.1	204.5	144.9	94.3	3.6	16,869.4
Additions in year	1,175.2	19.1	22.1	11.2	0.2	1,227.8
Disposals in year	(528.3)	—	—	(7.3)	—	(535.6)
At March 31, 2025	17,069.0	223.6	167.0	98.2	3.8	17,561.6
Depreciation
At March 31, 2024	5,809.8	48.6	81.9	78.5	3.6	6,022.4
Charge for year	1,118.2	6.4	16.6	9.8	0.1	1,151.1
Eliminated on disposal	(528.3)	—	—	(7.3)	—	(535.6)
At March 31, 2025	6,399.7	55.0	98.5	81.0	3.7	6,637.9
Net book value
At March 31, 2025	10,669.3	168.6	68.5	17.2	0.1	10,923.7

		Hangar and	Plant and	Fixtures and	Motor
	Aircraft	Buildings	Equipment	Fittings	Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2024
Cost
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Additions in year	2,073.6	49.3	23.9	12.3	0.1	2,159.2
Supplier Reimbursements (Note 11)*	(226.8)	—	—	—	—	(226.8)
Disposals in year	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	16,422.1	204.5	144.9	94.3	3.6	16,869.4
Depreciation
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Charge for year	966.3	5.5	15.4	7.0	0.1	994.3
Eliminated on disposal	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	5,809.8	48.6	81.9	78.5	3.6	6,022.4
Net book value
At March 31, 2024	10,612.3	155.9	63.0	15.8	—	10,847.0

*Reimbursements related to reasonable, and fair, compensation agreed with Boeing for the delivery delay of the Boeing 737-8200 aircraft and is recorded as a reduction in PPE above.

3.Right of use assets & lease liabilities

	Year ended March 31, 2026
Leases under IFRS 16 recognized in Consolidated Income Statement	Aircraft	Hangar & Buildings	Total
	€M	€M	€M
Interest on lease liabilities	7.0	—	7.0
Depreciation charge	61.9	—	61.9
Lease charge for the year	68.9	—	68.9

	At March 31, 2026
	Aircraft	Hangar & Buildings	Total
Balance at beginning of year	148.5	—	148.5
Depreciation charge for the year	(61.9)	—	(61.9)
Additions	22.2	39.3	61.5
Balance at end of year	108.8	39.3	148.1

	At March 31, 2026
Lease Liabilities	Aircraft	Hangar & Buildings	Total
Balance at beginning of year	149.1	—	149.1
Financing cash outflows from lease liabilities	(41.5)	—	(41.5)
Interest expense	7.0	—	7.0
Additions	—	39.3	39.3
Exchange movements	(9.0)	—	(9.0)
Balance at end of year	105.6	39.3	144.9

	At March 31, 2026
Lease Liabilities	Aircraft	Hangar & Buildings	Total
Current lease liability	36.6	3.2	39.8
Non-current lease liability	69.0	36.1	105.1
Total lease liabilities at end of year	105.6	39.3	144.9
A maturity analysis of our lease liabilities as at March 31, 2026 has been disclosed within Note 11.

Leases under IFRS 16 recognized in Consolidated Income Statement	Year ended March 31, 2025
€M
Interest on lease liabilities	9.0
Depreciation charge	63.3
Lease charge for the year	72.3

Right of use-assets	At March 31, 2025
Balance at beginning of year	166.5
Depreciation charge for the year	(63.3)
Additions	22.8
Modification of leases*	22.5
Balance at end of year	148.5

Lease Liabilities	At March 31, 2025
Balance at beginning of year	164.6
Financing cash outflows from lease liabilities	(46.9)
Interest expense	9.0
Modification of leases*	22.5
Exchange movements	(0.1)
Balance at end of year	149.1

Lease Liabilities	At March 31, 2025
Current lease liability	37.7
Non-current lease liability	111.4
Total lease liabilities at end of year	149.1
* Relates to the extension of 3 Airbus A320 leases during FY25. A maturity analysis of our lease liabilities as at March 31, 2025 has been disclosed within Note 11.

Leases under IFRS 16 recognized in Consolidated Income Statement	Year ended March 31, 2024
€M
Interest on lease liabilities	8.8
Depreciation charge	65.2
Lease charge for the year	74.0

Right of use-assets	At March 31, 2024
Balance at beginning of year	209.1
Depreciation charge for the year	(65.2)
Additions	22.6
Balance at end of year	166.5

Lease Liabilities	At March 31, 2024
Balance at beginning of year	206.3
Financing cash outflows from lease liabilities	(51.5)
Interest expense	8.8
Exchange movements	1.0
Balance at end of year	164.6

Lease Liabilities	At March 31, 2024
Current lease liability	39.4
Non-current lease liability	125.2
Total lease liabilities at end of year	164.6
A maturity analysis of our lease liabilities as at March 31, 2024 has been disclosed within Note 11.

4.Intangible assets

	At March 31,
	2026	2025	2024
Landing rights	€M	€M	€M

Balance at beginning of year	146.4	146.4	146.4
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in FY19.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of approximately 12% for 2026, 9% for 2025 and 11% for 2024.

5.           Inventories

	At March 31,
	2026	2025	2024
	€M	€M	€M
Consumables	4.8	4.6	6.2

6.           Other assets

	At March 31,
	2026	2025	2024
	€M	€M	€M
Prepayments and other assets*	2,221.0	2,107.6	1,451.9
Interest receivable	4.5	4.8	6.7
	2,225.5	2,112.4	1,458.6

*Included in prepayments and other assets are amounts due after 1 year of approximately €241m (2025: €262m; 2024: €183m). Prepayments include €1,419m (2025: €1,330m; 2024: €920m) pertaining to EU ETS carbon credits to be utilized within 1 year.

7.           Trade receivables

	At March 31,
	2026	2025	2024
	€M	€M	€M
Trade receivables	44.2	73.5	76.4
	44.2	73.5	76.4

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2025: €nil 2024: €nil). There were no bad debt write-offs in the year (2025: €nil; 2024: €nil).

At March 31, 2026, €4.8m (2025: €10m; 2024: €13m) of the accounts receivable balance were past due, of which €nil (2025: €nil; 2024: €nil) was impaired. The expected credit loss was considered immaterial.

8.           Restricted cash

Restricted cash consists of approximately €31m (2025: €23m; 2024: €6m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

9.           Trade payables

	At March 31,
	2026	2025	2024
	€M	€M	€M
Trade payables	609.8	702.0	792.2
	609.8	702.0	792.2

Trade payables primarily relates to amounts that are payable at various dates in the three months after the end of the financial year in accordance with the creditors’ usual and customary credit terms.

10.         Accrued expenses and other liabilities

	At March 31,
	2026	2025	2024
	€M	€M	€M
Accruals	2,221.6	1,953.5	1,603.1
Indirect tax and duties	800.8	793.7	725.5
Unearned revenue (contract liabilities)	3,419.6	3,432.2	2,899.0
	6,442.0	6,179.4	5,227.6

Contract liabilities comprise:	At March 31,
	2026	2025	2024
	€M	€M	€M
Opening contract liabilities	3,432.2	2,899.0	2,786.5
Revenue deferred during the year	14,606.2	13,637.4	12,840.8
Revenue recognized during the year	(14,618.8)	(13,104.2)	(12,728.3)
Closing contract liabilities	3,419.6	3,432.2	2,899.0

Indirect tax and duties comprise:

	At March 31,
	2026	2025	2024
	€M	€M	€M
PAYE (payroll taxes)	33.1	39.4	31.6
Other tax (principally air passenger duty in various countries)	767.7	754.3	693.9
	800.8	793.7	725.5

Creditors for tax and social insurance are payable in the timeframe set out in the relevant legislation.

11.Financial instruments – Fair values and risk management

The Company utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company’s operations. The Company uses derivative financial instruments, principally jet fuel derivatives and forward foreign exchange contracts to manage commodity risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company’s policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company’s financial instruments, the Company’s strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in this note.

(a)Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2026, 2025 and 2024. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, trade payables and accrued expenses).

The carrying value and fair value of the Company’s financial assets by class and category at March 31, 2026, 2025 and 2024 were as follows:

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2026
Cash and cash equivalents	2,733.4	—	—	2,733.4
Financial asset: cash > 3 months	812.4	—	—	812.4
Restricted cash	31.2	—	—	31.2
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	128.2	—	128.2	128.2
- Jet fuel & carbon derivative contracts	—	2,098.1	—	2,098.1	2,098.1
Trade receivables	44.2	—	—	44.2
Total financial assets at March 31, 2026	3,621.2	2,226.3	—	5,847.5	2,226.3

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2025
Cash and cash equivalents	3,863.3	—	—	3,863.3
Financial asset: cash > 3 months	100.1	—	—	100.1
Restricted cash	23.1	—	—	23.1
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	90.2	—	90.2	90.2
- Jet fuel & carbon derivative contracts	—	19.6	—	19.6	19.6
Trade receivables	73.5	—	—	73.5
Total financial assets at March 31, 2025	4,060.0	109.8	—	4,169.8	109.8

	Assets at	Cash-	Fair value	Total
	Amortized	Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2024
Cash and cash equivalents	3,875.4	—	—	3,875.4
Financial asset: cash > 3 months	237.8	—	—	237.8
Restricted cash	6.4	—	—	6.4
Derivative financial instruments:
- U.S. dollar currency forward contracts	—	147.2	—	147.2	147.2
- Jet fuel & carbon derivative contracts	—	205.6	—	205.6	205.6
Trade receivables	76.4	—	—	76.4
Total financial assets at March 31, 2024	4,196.0	352.8	—	4,548.8	352.8

The carrying values and fair values of the Company’s financial liabilities by class and category were as follows:

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2026
Current maturities of debt	1,198.8	—	—	1,198.8	1,196.4
Non-current maturities of debt	147.8	—	—	147.8	147.8
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	79.6	—	79.6	79.6
-Jet fuel & carbon derivative contracts	—	70.5	—	70.5	70.5
Trade payables	609.8	—	—	609.8
Accrued expenses	2,221.6	—	—	2,221.6
Lease liabilities - right of use	144.9	—	—	144.9
Total financial liabilities at March 31, 2026	4,322.9	150.1	—	4,473.0	1,494.3

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2025
Current maturities of debt	848.4	—	—	848.4	850.3
Non-current maturities of debt	1,685.2	—	—	1,685.2	1,661.4
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	2.7	—	2.7	2.7
-Jet fuel & carbon derivative contracts	—	224.5	—	224.5	224.5
Trade payables	702.0	—	—	702.0
Accrued expenses	1,953.5	—	—	1,953.5
Lease liabilities - right of use	149.1	—	—	149.1
Total financial liabilities at March 31, 2025	5,338.2	227.2	—	5,565.4	2,738.9

	Liabilities at		Fair value	Total
	Amortized	Cash-Flow	through	Carrying	Total Fair
	Cost	Hedges	Profit & Loss	Value	Value
	€M	€M	€M	€M	€M
At March 31, 2024
Current maturities of debt	50.0	—	—	50.0	50.0
Non-current maturities of debt	2,532.2	—	—	2,532.2	2,460.3
Derivative financial instruments:
-U.S. dollar currency forward contracts	—	3.3	—	3.3	3.3
-Jet fuel & carbon derivative contracts	—	178.8	—	178.8	178.8
Trade payables	792.2	—	—	792.2
Accrued expenses	1,603.1	—	—	1,603.1
Lease liabilities - right of use	164.6	—	—	164.6
Total financial liabilities at March 31, 2024	5,142.1	182.1	—	5,324.2	2,692.4

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

Financial instruments measured at fair value

Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2026 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

Financial instruments not measured at fair value

Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2026
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	128.2	—	128.2
Jet fuel & carbon derivative contracts	—	2,098.1	—	2,098.1
	—	2,226.3	—	2,226.3
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	79.6	—	79.6
Jet fuel & carbon derivative contracts	—	70.5	—	70.5
	—	150.1	—	150.1
Financial liabilities not measured at fair value
Debt	—	1,344.2	—	1,344.2
	—	1,344.2	—	1,344.2
Total	—	3,720.6	—	3,720.6

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2025
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	90.2	—	90.2
Jet fuel & carbon derivative contracts	—	19.6	—	19.6
	—	109.8	—	109.8
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	2.7	—	2.7
Jet fuel & carbon derivative contracts	—	224.5	—	224.5
	—	227.2	—	227.2
Financial liabilities not measured at fair value
Debt	—	2,511.7	—	2,511.7
	—	2,511.7	—	2,511.7
Total	—	2,848.7	—	2,848.7

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2024
Derivative assets measured at fair value for risk management purposes
U.S. dollar currency forward contracts	—	147.2	—	147.2
Jet fuel & carbon derivative contracts	—	205.6	—	205.6
	—	352.8	—	352.8
Derivative liabilities measured at fair value for risk management purposes
U.S. currency forward contracts	—	3.3	—	3.3
Jet fuel & carbon derivative contracts	—	178.8	—	178.8
	—	182.1	—	182.1
Financial liabilities not measured at fair value
Debt	—	2,510.3	—	2,510.3
	—	2,510.3	—	2,510.3
Total	—	3,045.2	—	3,045.2

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2026, 2025 and 2024 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c)Financial risk management

Risk management framework

The Audit Committee has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group’s operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading System) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel. At March 31, 2026 all derivatives are designated as cash flow hedges, with all gains and losses taken to other reserves.

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

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €nil on ineffective currency cash flow hedges for FY26 (FY25: €nil, FY24: €nil).

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At March 31,
	2026			2025			2024
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
UK pounds sterling cash and liquid resources	109.9	—	125.9	90.5	—	108.1	55.6	—	65.1
U.S. Dollar cash and liquid resources	—	115.4	99.9	—	737.6	681.9	—	785.5	727.8
	109.9	115.4	225.8	90.5	737.6	790.0	55.6	785.5	792.9

	At March 31,
	2026			2025			2024
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary liabilities*
Pre-delivery payments due to Boeing	—	—	—	—	215.0	198.8	—	—	—
	—	—	—	—	215.0	198.8	—	—	—

*During FY24, the Group (non-cash) settled non-interest-bearing promissory notes to the value of approximately €230m (U.S.$250m).

The following exchange rates have been applied:

	€	£	$
March 31, 2024	1.0000	0.8548	1.0793
March 31, 2025	1.0000	0.8371	1.0817
March 31, 2026	1.0000	0.8732	1.1552

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Within 1 Year	4,095.7	4,299.3	4,403.6
Greater than 1 Year	3,728.2	1,141.2	447.9
Total	7,823.9	5,440.5	4,851.5

The notional principal amount of outstanding forward foreign exchange contracts at March 31, 2026 are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. As at March 31, 2026 the hedged U.S. dollar rate was approximately U.S.$1.19 to €1.00.

Sensitivity analysis

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2026 would have a positive impact of €22m on the income statement (net of tax) (2025: €77m; 2024: €77m) and a negative impact of €18m on the income statement (net of tax) (2025: €63m; 2024: €63m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €966m impact (net of tax) on equity if the rate fell by 10% and a negative €790m impact (net of tax) if the rate increased by 10% (2025: €518m positive or €424m negative; 2024: €501m positive or €410m negative).

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

	Weighted
	average
	rate	2027	2028	2029	2030	2031 and thereafter	Total
At March 31, 2026	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Unsecured debt	0.88%	1,198.8	—	—	—	—	1,198.8
Debt	0.88%	1,198.8	—	—	—	—	1,198.8
Lease liabilities - right of use	4.89%	39.8	39.1	27.3	8.6	30.1	144.9
Total fixed rate debt		1,238.6	39.1	27.3	8.6	30.1	1,343.7
Floating rate
Unsecured long term debt	2.44%	—	—	—	147.8	—	147.8
Total floating rate debt	2.44%	—	—	—	147.8	—	147.8
Total financial liabilities		1,238.6	39.1	27.3	156.4	30.1	1,491.5

	Weighted
	average					2030 -
	rate	2026	2027	2028	2029	2031	Total
At March 31, 2025	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Unsecured debt	1.70%	848.4	1,196.3	—	—	—	2,044.7
Debt	1.70%	848.4	1,196.3	—	—	—	2,044.7
Lease liabilities - right of use	4.89%	37.4	37.9	38.8	27.1	7.9	149.1
Total fixed rate debt		885.8	1,234.2	38.8	27.1	7.9	2,193.8
Floating rate
Unsecured long term debt	2.67%	—	—	—	—	488.9	488.9
Total floating rate debt	2.67%	—	—	—	—	488.9	488.9
Total financial liabilities		885.8	1,234.2	38.8	27.1	496.8	2,682.7

	Weighted
	average					2029 -
	rate	2025	2026	2027	2028	2031	Total
At March 31, 2024	(%)	€M	€M	€M	€M	€M	€M
Fixed rate
Unsecured debt	1.67%	50.0	843.4	1,198.8	—	—	2,092.2
Debt	1.67%	50.0	843.4	1,198.8	—	—	2,092.2
Lease liabilities - right of use	4.43%	39.4	31.9	32.1	32.7	28.5	164.6
Total fixed rate debt		89.4	875.3	1,230.9	32.7	28.5	2,256.8
Floating rate
Unsecured long term debt	4.30%	—	—	—	—	490.0	490.0
Total floating rate debt	4.30%	—	—	—	—	490.0	490.0
Total financial liabilities		89.4	875.3	1,230.9	32.7	518.5	2,746.8

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2026, all of the Group’s cash and liquid resources attracted a weighted average interest rate of 2.2% (2025: 2.9%; 2024: 4.2%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,
	2026	2025	2024
	Within	Within	Within
	1 year	1 year	1 year
Financial assets	€M	€M	€M
Cash and cash equivalents	2,733.4	3,863.3	3,875.4
Cash > 3 months	812.4	100.1	237.8
Restricted cash	31.2	23.1	6.4
Total financial assets	3,577.0	3,986.5	4,119.6

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2026, a plus one percentage point movement in interest rates would result in a respective increase of approximately €24m (net of tax) in net finance income (2025: increase in net finance income of €3m; 2024: increase in net finance expense of €42m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €32m in net finance income in the income statement (2025: decrease in net finance income of €53m; 2024: decrease in net finance expense of €16m;) and a nil increase or decrease in equity (2025: nil 2024: nil).

Jet fuel and carbon credits price risk

The Group’s historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2026, the Group had entered into forward hedging covering approximately 80% of the Group’s estimated fuel exposure for FY27.

The Group utilizes jet fuel forward swap contracts to manage exposure to jet fuel prices. These are used to hedge the Group’s forecasted fuel purchases and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These contracts are designated as cash flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices.

The Group typically enters into jet fuel forward swap contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 to 24 months. The notional amount of these contracts are €2.6bn (2025: €3.5bn; 2024: €2.7bn) at an average hedged rate of approximately U.S.$668 per metric tonne (2025: U.S.$761; 2024: U.S.$795).

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €nil in FY26 (FY25: €nil, FY24: €nil,) in relation to jet fuel hedges.

The European Union Emissions Trading System (“EU-ETS”) is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group’s carbon emissions and fuel consumptions are directly linked.

The Group’s fuel risk management policy includes hedging of the Group’s EU-ETS and UK-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2026, the Group had hedged approximately 100% of the Group’s estimated carbon exposure for FY27 at approximately €75 per EUA (2025: FY26 was 85% hedged at €65 per EUA) and £50 per UKA (2025: £58).

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2026 would have a €nil impact (2025: €nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2025: €nil) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2026 would have a negative €410m impact (2025: negative €286m) on equity if the price fell by 10% and a positive €410m impact (2025: positive €286m) if the price increased by 10%.

A plus or minus change of 10% in the price of carbon at March 31, 2026 would have a €nil impact (2025: €nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2025: €nil) if the price increased by 10%. The same movement of 10% in the price of carbon at March 31, 2026 would have a negative €63m impact (2025: negative €37m) on equity if the price fell by 10% and a positive €63m impact (2025: positive €37m) if the price increased by 10%.

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

At March 31, 2026, €4.8m (2025: €10m; 2024: €13m) of the accounts receivable balance were past due, of which €nil (2025: €nil; 2024: €nil) was impaired. The expected credit loss was considered immaterial.

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

Derivatives

In line with the Group’s policies and procedures, derivatives are entered into with parties that have high investment grade credit ratings from the main rating agencies, including S&P, Moody’s and Fitch Ratings. The Group also avoids concentration of risk in relation to derivative counterparties.

Guarantees

At March 31, 2026, the Group has provided approximately €1.56bn (2025: €2.69bn; 2024: €2.76bn) in letters of guarantee to secure obligations of subsidiary undertakings including loans, bank advances and long dated foreign currency transactions.

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

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2026 of approximately €3.6bn (2025: €4.0bn; 2024: €4.2bn). During the year, the Group had a net cash outflows of €1.9bn in relation to property, plant and equipment (2025: €1.6bn; 2024: €2.4bn). Cash generated from operations has been the principal source for these cash requirements during the year.

The Board periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for FY27.

At March 31, 2026, the Group had total borrowings of €1.5bn (2025: €2.7bn; 2024: €2.7bn), including capitalized leases (under IFRS 16) of €145m (2025: €149m, 2024: €165m) from various financial institutions and the debt capital markets. The debt relates to an unsecured Eurobond of €1.2bn, a €150m drawdown under the Group’s €1.1bn unsecured RCF, and 27 aircraft held under operating leases in right of use assets.

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

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2027	2028	2029	2030	Thereafter
At March 31, 2026	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 0.88%	1,198.8	1,209.3	1,209.3	—	—	—	—
- Floating rate debt: 2.44%	147.8	164.8	3.7	3.7	3.7	153.7	—
- Lease liabilities	144.9	167.9	44.4	42.9	29.6	9.9	41.1
	1,491.5	1,542.0	1,257.4	46.6	33.3	163.6	41.1
Derivative financial instruments
- Currency forward contracts – outflows	79.6	2,470.7	2,297.5	139.9	26.6	6.7	—
- Currency forward contracts – inflows	—	(2,408.9)	(2,240.2)	(135.7)	(26.3)	(6.7)	—
- Commodity forward contracts	70.5	70.5	70.5	—	—	—	—
Trade payables	609.8	609.8	609.8	—	—	—	—
Accrued expenses	2,221.6	2,221.6	2,221.6	—	—	—	—
Total at March 31, 2026	4,473.0	4,505.7	4,216.6	50.8	33.6	163.6	41.1

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2026	2027	2028	2029	Thereafter
At March 31, 2025	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.7%	2,044.7	2,092.0	882.7	1,209.3	—	—	—
- Floating rate debt: 2.67%	488.9	556.3	13.3	13.4	13.2	13.2	503.2
- Lease liabilities	149.1	163.6	43.1	42.7	41.6	28.1	8.1
	2,682.7	2,811.9	939.1	1,265.4	54.8	41.3	511.3
Derivative financial instruments
- Currency forward contracts – outflows	2.7	508.6	51.6	327.3	116.5	7.0	6.2
- Currency forward contracts – inflows	—	(519.4)	(51.5)	(333.7)	(120.3)	(7.3)	(6.6)
- Commodity forward contracts	224.5	224.5	224.5	—	—	—	—
Trade payables	702.0	702.0	702.0	—	—	—	—
Accrued expenses	1,953.5	1,953.5	1,953.5	—	—	—	—
Total at March 31, 2025	5,565.4	5,681.1	3,819.2	1,259.0	51.0	41.0	510.9

	Total	Total
	Carrying	Contractual
	Value	Cash Flows	2025	2026	2027	2028	Thereafter
At March 31, 2024	€M	€M	€M	€M	€M	€M	€M
Long and short term debt and leases:
- Fixed rate debt: 1.67%	2,092.2	2,172.7	85.0	878.3	1,209.4	—	—
- Floating rate debt: 4.30%	490.0	579.2	21.2	21.3	21.3	21.5	493.9
- Lease liabilities	164.6	183.1	45.5	37.1	36.1	34.9	29.5
	2,746.8	2,935.0	151.7	936.7	1,266.8	56.4	523.4
Derivative financial instruments
- Currency forward contracts – outflows	3.3	188.3	7.0	10.6	10.0	133.6	27.1
- Currency forward contracts – inflows	—	(195.0)	(7.0)	(10.7)	(10.2)	(138.5)	(28.6)
- Commodity forward contracts	178.8	178.8	178.8	—	—	—	—
Trade payables	792.2	792.2	792.2	—	—	—	—
Accrued expenses	1,603.1	1,603.1	1,603.1	—	—	—	—
Total at March 31, 2024	5,324.2	5,502.4	2,725.8	936.6	1,266.6	51.5	521.9

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

(d) Derivative financial instruments – Designated as cash flow hedges

Derivative financial instruments:
	At March 31,
	2026	2025	2024
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	84.8	7.7	60.3
Fuel and oil operating expenses	(36.2)	79.8	83.6
Commodity price risk
Fuel and carbon operating expenses	2,027.6	(204.9)	26.8
Net derivative position at year end	2,076.2	(117.4)	170.7

Change in gross value used for calculating hedge ineffectiveness:
	At March 31,
	2026	2025	2024
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(13.4)	149.8	515.0
Fuel and oil operating expenses	(14.4)	114.6	(117.7)
Commodity price risk
Fuel and carbon operating expenses	(2,399.9)	154.3	(398.8)
Total	(2,427.7)	418.7	(1.5)

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2026
	Continuing	Balance
	hedges	remaining	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(84.8)	—	(84.8)
Fuel and oil operating expenses	28.6	—	28.6
Commodity price risk
Fuel and carbon operating expenses	(2,027.6)	—	(2,027.6)
Gross cashflow hedge reserve	(2,083.8)	—	(2,083.8)

*Deferred taxes included in Hedge reserve were €253m

	At March 31, 2025
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(7.7)	(76.1)	(83.8)
Fuel and oil operating expenses	(84.7)	—	(84.7)
Commodity price risk
Fuel and carbon operating expenses	204.9	—	204.9
Gross cashflow hedge reserve	112.5	(76.1)	36.4

*Deferred taxes included in Hedge reserve were €15m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied
	At March 31, 2024
	Continuing	Balance
	hedges	remaining **	Total
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(30.0)	(142.6)	(172.6)
Fuel and oil operating expenses	(83.7)	—	(83.7)
Commodity price risk
Fuel and carbon operating expenses	(26.8)	—	(26.8)
Gross cashflow hedge reserve	(140.5)	(142.6)	(283.1)

*Deferred taxes included in Hedge reserve were €17m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied

Movement: in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2026
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	13.4	—	—
Fuel and oil operating expenses	14.4	—	(130.4)
Commodity price risk
Fuel and carbon operating expenses	2,399.9	—	(167.3)
Total movement in derivative instruments	2,427.7	—	(297.7)

	At March 31, 2025
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(149.8)	—	—
Fuel and oil operating expenses	(114.6)	—	110.9
Commodity price risk
Fuel and carbon operating expenses	(154.3)	—	(77.4)
Total movement in derivative instruments	(418.7)	—	33.5

	At March 31, 2024
	Change in	Hedge ineffectiveness	Reclassified from
	fair value	recognized in	hedging reserve
	recognized in OCI	profit or loss*	to profit or loss**
	€M	€M	€M
Foreign currency risk
Property, plant and equipment - aircraft additions	(515.0)	—	—
Fuel and oil operating expenses	117.7	—	4.2
Interest rate risk
Variable-rate instruments	—	—	(3.6)
Commodity price risk
Fuel and carbon operating expenses	398.8	—	(71.8)
Total movement in derivative instruments	1.5	—	(71.2)

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

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash flow hedges realized during the year:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for losses recognized in fuel and oil operating expenses	167.3	77.4	71.8
Interest rate swaps
Reclassification adjustments for losses recognized in finance expense	—	—	3.6
Foreign currency forward contracts
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	130.4	(110.9)	(4.2)
	297.7	(33.5)	71.2

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash flow hedges realized during the year:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Foreign currency forward contracts
Recognized in property plant and equipment – aircraft additions	(63.8)	(100.6)	(305.7)
	(63.8)	(100.6)	(305.7)

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts.

	At March 31,
	2026			2025			2024
	Within	> 1 Year		Within	> 1 Year		Within	> 1 Year
	1 Year	(non—		1 Year	(non—		1 Year	(non—
	(current)	current)	Total	(current)	current)	Total	(current)	current)	Total
	€M	€M	€M	€M	€M	€M	€M	€M	€M
Foreign currency risk notional amounts
for effective hedges
PP&E — aircraft additions	553.8	2,689.3	3,243.1	373.8	—	373.8	494.0	24.1	518.1
Fuel and oil operating expenses	3,541.9	1,038.9	4,580.8	3,925.5	1,141.2	5,066.7	3,701.7	423.7	4,125.4

— Within derivative financial assets	35.8	92.4	128.2	84.4	5.8	90.2	144.0	3.2	147.2
— Within derivative financial liabilities	(71.8)	(7.8)	(79.6)	(0.2)	(2.5)	(2.7)	—	(3.3)	(3.3)
	(36.0)	84.6	48.6	84.2	3.3	87.5	144.0	(0.1)	143.9

Commodity price risk notional amounts for effective hedges
Fuel and carbon operating expenses	3,381.8	—	3,381.8	3,424.5	476.4	3,900.9	3,713.8	2.2	3,716.0

Total fair value for all commodity fuel & carbon related derivative instruments:
— Within derivative financial assets	2,098.1	—	2,098.1	10.0	9.6	19.6	205.5	0.1	205.6
— Within derivative financial liabilities	(70.5)	—	(70.5)	(224.5)	—	(224.5)	(178.0)	(0.8)	(178.8)
	2,027.6	—	2,027.6	(214.5)	9.6	(204.9)	27.5	(0.7)	26.8

Fair values as reported in the consolidated balance sheet
Derivative financial assets	2,133.9	92.4	2,226.3	94.4	15.4	109.8	349.5	3.3	352.8
Derivative financial liabilities	(142.3)	(7.8)	(150.1)	(224.7)	(2.5)	(227.2)	(178.8)	(3.3)	(182.1)

Derivative financial assets analyzed between those:
— Designated as continuing cash flow hedges	2,133.9	92.4	2,226.3	94.4	15.4	109.8	322.6	3.3	325.9
— Where hedge accounting is no longer applied	—	—	—	—	—	—	26.9	—	26.9
— Designated as fair value financial instruments	—	—	—	—	—	—	—	—	—
	2,133.9	92.4	2,226.3	94.4	15.4	109.8	349.5	3.3	352.8

Derivative financial liabilities analyzed between those:
— Designated as continuing cash flow hedges	(142.3)	(7.8)	(150.1)	(224.7)	(2.5)	(227.2)	(178.8)	(3.3)	(182.1)
— Where hedge accounting is no longer applied	—	—	—	—	—	—	—	—	—
— Designated as fair value financial instruments	—	—	—	—	—	—	—	—	—
	(142.3)	(7.8)	(150.1)	(224.7)	(2.5)	(227.2)	(178.8)	(3.3)	(182.1)

12.         Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Current tax assets
Corporation tax assets	—	—	—
Total current tax assets	—	—	—

Current tax liabilities
Corporation tax liabilities	79.8	107.1	66.6
Total current tax liabilities	79.8	107.1	66.6

Deferred tax assets
Tax losses and temporary differences on plant, equipment and derivatives	(2.3)	(1.6)	(2.1)
Total deferred tax assets	(2.3)	(1.6)	(2.1)

Deferred tax liabilities
Temporary differences on property, plant and equipment and derivatives	671.5	377.1	362.0
Total deferred tax liabilities	671.5	377.1	362.0

	At March 31,
	2026	2025	2024
	€M	€M	€M
Reconciliation of current tax
Liability at beginning of year	107.1	66.6	66.3
Corporation tax charge in year	224.2	125.4	49.4
Tax (paid)	(251.5)	(84.9)	(49.1)
Liability at end of year	79.8	107.1	66.6

	At March 31,
	2026	2025	2024
	€M	€M	€M
Reconciliation of deferred tax
Net liability at beginning of year	375.5	359.9	152.7
Temporary differences on derivatives hedging instruments	268.3	(31.8)	45.7
Tax losses and temporary differences on property, plant & equipment & non-derivative items	25.4	47.4	161.5
Net liability at end of year	669.2	375.5	359.9

The Group has applied the mandatory exception required by IAS 12 to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two taxes.

The components of the tax expense in the income statement were as follows:

	Year ended
	March 31,
	2026	2025	2024
	€M	€M	€M
Corporation tax charge	224.2	125.4	49.4
Deferred tax charge relating to temporary differences on property, plant and equipment, net operating losses and other non-derivative items	25.4	47.4	161.5
	249.6	172.8	210.9

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

	Year ended
	March 31,
	2026	2025	2024
	%	%	%
Statutory rate of Irish corporation tax on profit	12.5	12.5	12.5
Non-Irish profits and losses subject to other tax rates	(2.9)	(3.8)	(2.4)
Other movements	0.7	1.0	(0.2)
Total effective rate of taxation on profit	10.3	9.7	9.9

The deferred tax movement per each type of temporary difference is detailed below:

	Year ended
	March 31,
	2026	2025	2024
	€M	€M	€M
Property, plant and equipment	25.2	23.6	53.4
Net operating losses	0.2	23.8	108.0
Other	—	—	0.1
Deferred tax charge	25.4	47.4	161.5

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	229.2	(22.3)	48.7
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	1.6	(3.4)	(11.8)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	37.5	(6.1)	8.8
Total tax charge/(credit) in other comprehensive income	268.3	(31.8)	45.7

The principal components of net deferred tax at each year-end were:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Arising on designated hedging instruments	254.6	(11.8)	18.2
Property, plant and equipment	416.0	388.9	367.1
Net operating losses	(1.4)	(1.6)	(25.4)
Total	669.2	375.5	359.9

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

13.         Provisions

	At March 31,
	2026	2025	2024
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	201.6	194.6	184.1
Provision for pension obligation (b)	—	—	—
	201.6	194.6	184.1

	At March 31,
	2026	2025	2024
(a) Provision for aircraft maintenance on leased aircraft	€M	€M	€M
At beginning of year	194.6	184.1	169.8
Increase in provision during the year	7.0	18.5	27.5
Utilization of provision upon the hand-back of aircraft	—	(8.0)	(13.2)
At end of year	201.6	194.6	184.1

During FY26, the Company returned no Airbus A320 aircraft held under lease to the lessor (FY25: 1; FY24: 2). The expected timing of the outflows of economic benefits associated with the provision at March 31, 2026, 2025 and 2024 are as follows:

	Carrying
	Value	2027	2028	2029	2030	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2026
Provision for leased aircraft maintenance	201.6	60.3	34.8	65.8	—	40.7

	Carrying
	Value	2026	2027	2028	2029	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2025
Provision for leased aircraft maintenance	194.6	53.5	14.5	42.2	50.9	33.5

	Carrying
	Value	2025	2026	2027	2028	Thereafter
	€M	€M	€M	€M	€M	€M
At March 31, 2024
Provision for leased aircraft maintenance	184.1	46.0	17.4	3.8	35.1	81.8

	At March 31,
	2026	2025	2024
(b) Provision for pension obligation	€M	€M	€M
At beginning of year	—	—	4.5
Movement during the year	—	—	(4.5)
At end of year	—	—	—

See Note 20 to the consolidated financial statements for further details.

14.         Issued share capital, share premium account and share options

(a)	Share capital

	At March 31,
	2026	2025	2024
	€M	€M	€M
Authorized/Share Capital reorganization
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	10.7
Allotted, called-up and partly paid:
1,140,045,528 ordinary equity shares of 0.600 euro cent each	—	—	6.9
1,063,868,001 ordinary equity shares of 0.600 euro cent each	—	6.4	—
1,043,931,708 ordinary equity shares of 0.600 euro cent each	6.3	—	—
	6.3	6.4	6.9

Movements in the share capital balance year-on-year principally relate to the repurchase and cancellation of approximately 21m shares as part of the Group’s share buyback programs (2025: 77m; 2024: nil), and 0.5m new shares issued in FY26 following the exercise of share options and LTIP grants (2025: 1.0m; 2024: 1.4m). Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)	Share premium account

	At March 31,
	2026	2025	2024
	€M	€M	€M
Balance at beginning of year	1,421.6	1,404.3	1,379.9
Net proceeds from shares issued	3.2	4.9	16.4
Share premium receivable on shares issued	10.0	12.4	8.0
Balance at end of year	1,434.8	1,421.6	1,404.3

(c)Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by Remco. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were approximately 2.6m cumulative conditional ordinary shares granted under LTIP 2019 at March 31, 2026.

Details of the share options outstanding are set out below:

	Share	Weighted Avg.
	Options	Exercise
	M	Price (€)
Outstanding at March 31, 2023	18.7	11.24
Granted	—	—
Forfeited	(0.7)	11.12
Exercised	(1.4)	12.00
Outstanding at March 31, 2024	16.6	11.18
Granted	—	—
Forfeited	—	—
Exercised	(0.4)	11.45
Outstanding at March 31, 2025	16.2	11.12
Granted	—	—
Forfeited	—	—
Exercised	(0.3)	11.12
Outstanding at March 31, 2026	15.9	11.12

The mid-market price of Ryanair Holdings plc’s ordinary shares on Euronext Dublin at March 31, 2026 was €23.87 (2025: €18.63; 2024: €21.06). The highest and lowest prices at which the Company’s shares traded on Euronext Dublin in FY26 were €30.15 and €16.80 respectively (FY25: €21.80 and €13.41 respectively; FY24: €21.49 and €13.96 respectively). There were no options exercisable at March 31, 2026 (2025: 0.2m; 2024: 0.2m). The average share price for FY26 was €25.30 (FY25: €18.14; FY24: €17.09).

There were 0.5m options exercised and LTIP grants during FY26 (FY25: 1.0m; FY24: 1.4m).

At March 31, 2026 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

		No.	Remaining
	Exercise	options	contractual
	price	outstanding	life
	€	M	(years)
Vested	11.12	15.9	1.9
Weighted average	11.12	15.9	1.9

The Company has accounted for its share option and LTIP grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of approximately €15m (2025: €13m; 2024: credit of €4m) being recognized within the income statement in accordance with employee services rendered.

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

15.         Other reserves

The total share-based payments reserve at March 31, 2026 was approximately €48m (2025: €38m; 2024: €34m). The total cash flow hedge reserve amounted to positive €1.83bn at March 31, 2026 (2025: negative €21m; 2024: positive €266m). Further details of the Group’s derivatives are set out in Note 11 of the consolidated financial statements.

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

Reportable segment information is presented as follows.

	At March 31, 2026
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	10,430.6	125.4	—	10,556.0
Ancillary revenue	4,987.9	0.4	—	4,988.3
Inter-segment revenue	802.2	1,551.5	(2,353.7)	—
Segment revenue	16,220.7	1,677.3	(2,353.7)	15,544.3

Reportable segment profit after income tax (i)	2,110.2	63.5	—	2,173.7

Other segment information:
Depreciation	(1,334.9)	(38.5)	—	(1,373.4)
Finance expense	(31.9)	(5.9)	—	(37.8)
Finance and other income	117.8	—	—	117.8
Capital expenditure	(1,725.9)	(75.3)	—	(1,801.2)
Staff costs	(1,174.0)	(682.5)	—	(1,856.5)

Reportable segment assets	19,395.5	352.2	—	19,747.7
Reportable segment liabilities	9,147.1	499.2	—	9,646.3

	At March 31, 2025
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	9,120.6	109.2	—	9,229.8
Ancillary revenue	4,718.7	—	—	4,718.7
Inter-segment revenue	758.5	1,472.0	(2,230.5)	—
Segment revenue	14,597.8	1,581.2	(2,230.5)	13,948.5

Reportable segment profit after income tax	1,541.0	70.6	—	1,611.6

Other segment information:
Depreciation	(1,175.1)	(39.3)	—	(1,214.4)
Finance expense	(58.6)	(7.9)	—	(66.5)
Finance and other income	290.5	—	—	290.5
Capital expenditure	(1,278.1)	(73.8)	—	(1,351.9)
Staff costs	(1,113.5)	(637.6)	—	(1,751.1)

Reportable segment assets	17,199.2	307.8	—	17,507.0
Reportable segment liabilities	9,936.7	533.4	—	10,470.1

	At March 31, 2024
	Ryanair DAC	Other Airlines	Elimination	Total
	€M	€M	€M	€M
Scheduled revenue	9,037.7	107.4	—	9,145.1
Ancillary revenue	4,298.7	—	—	4,298.7
Inter-segment revenue	744.6	1,366.1	(2,110.7)	—
Segment revenue	14,081.0	1,473.5	(2,110.7)	13,443.8

Reportable segment profit after income tax	1,860.0	57.1	—	1,917.1

Other segment information:
Depreciation	(1,018.0)	(41.5)	—	(1,059.5)
Finance expense	(74.7)	(8.3)	—	(83.0)
Finance income	144.8	—	—	144.8
Capital expenditure	(1,926.6)	(42.7)	—	(1,969.3)
Staff costs	(931.2)	(568.8)	—	(1,500.0)

Reportable segment assets	16,867.5	308.1	—	17,175.6
Reportable segment liabilities	8,948.7	612.7	—	9,561.4

(i) Reportable segment profit after income tax in FY26 includes an exceptional charge of €85m (approx. 33%) for Italian AGCM fine.

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

	Year ended
	March 31,
	2026	2025	2024
	€M	€M	€M
Italy	3,360.7	2,969.4	2,853.3
Spain	2,698.8	2,476.5	2,416.2
United Kingdom	2,272.9	2,044.6	2,031.0
Ireland	896.6	757.4	791.0
Other	6,315.3	5,700.6	5,352.3
Total revenue	15,544.3	13,948.5	13,443.8

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, reserved seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

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

All of the Group’s operating profits arise from low fares airline-related activities. The major revenue earning assets of the Group are its aircraft. Since the Group’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

17.         Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended
	March 31,
	2026	2025	2024
Operations	25,716	25,577	23,214
Sales, management and support	1,676	1,499	1,284
Average	27,392	27,076	24,498

At March 31, 2026 the Company had a team of 25,711 aviation professionals (2025: 25,952; 2024: 27,076).

The aggregate payroll costs of these persons were as follows:	Year ended
	March 31,
	2026	2025	2024
	€M	€M	€M
Staff and related costs	1,609.2	1,537.1	1,335.4
Social welfare costs	210.9	182.7	156.1
Other pension costs	21.4	18.5	12.4
Share based payments	15.0	12.8	(3.9)
	1,856.5	1,751.1	1,500.0

Costs in respect of defined-contribution benefit plans and other pension arrangements were €21m in 2026 (2025: €19m; 2024: €12m). Staff costs capitalized into assets (and therefore excluded from the table above) during the FY26 amounted to €73m (2025: €65m; 2024: €58m). Staff and related costs (primarily self-handling) included within Airport and handling charges amounted to €124m in 2026 (2025: €111m; 2024: €14m). The average weekly number of staff related to this category of staff was 4,562 in FY26 (2025: 4,296; 2024: 630).

18. Statutory and other information	Year ended
	March 31,
	2026	2025	2024
	€M	€M	€M
Directors’ emoluments:
-Fees	1.0	1.1	1.1
-Share based compensation	2.3	2.2	3.1
-Other emoluments	1.8	1.8	1.8
Total Directors’ emoluments	5.1	5.1	6.0
Auditor’s remuneration (including reimbursement of outlay):
- Audit services (i)	1.0	1.0	0.9
- Audit related assurance services	0.0	0.0	0.0
- Other assurance services	0.3	0.3	0.2
- Tax advisory services (ii)	0.1	0.1	0.1
Total fees	1.4	1.4	1.2
Included within the above total fees, the following fees were payable to other PwC firms outside of Ireland:
- Audit services (i)	0.0	0.0	0.0
- Audit related services	0.0	0.0	0.0
- Tax advisory services (ii)	0.1	0.1	0.1
Total fees	0.1	0.1	0.1
Depreciation of owned property, plant and equipment	1,311.5	1,151.1	994.3

(i)	Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In FY26 €1,000 (FY25: €1,000; FY24: €1,000) of audit fees relate to the audit of the Parent Company.
(ii)	Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor’s tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - Executive Director	Year ended
	March 31,
	2026	2025	2024
	€M	€M	€M
Basic salary	1.20	1.20	1.20
Bonus (performance and target-related)	0.60	0.60	0.59
	1.80	1.80	1.79
Non-cash technical accounting share based compensation charge (i)	2.03	2.03	2.89
	3.83	3.83	4.68

(i)2026 includes a €2.03m (2025: €2.03m; 2024: €2.89m) non-cash, technical accounting charge for 10m share options granted under the Group CEO’s contract in February 2019 (as extended in FY23).

During the years ended March 31, 2026, 2025 and 2024 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors	Year ended
	March 31,
	2026	2025	2024
	€'000	€'000	€'000
Fees
Eamonn Brennan (i)	100.0	93.7	75.0
Róisín Brennan	100.0	100.0	100.0
Ray Conway (iii)	50.0	—	—
Emer Daly	75.0	75.0	75.0
Geoff Doherty	100.0	100.0	88.7
Bertrand Grabowski	75.0	75.0	37.5
Elisabeth Köstinger	75.0	75.0	75.0
Jinane Laghrari Laabi (iv)	75.0	56.2	—
Stan McCarthy	150.0	150.0	150.0
Anne Nolan	75.0	75.0	75.0
Amber Rudd (iv)	75.0	56.2	—
Retired
Michael Cawley (ii)	—	18.7	75.0
Howard Millar (v)	37.5	75.0	75.0
Dick Milliken	—	—	45.6
Roberta Neri (vi)	—	31.2	12.5
Mike O’Brien (v)	50.0	100.0	100.0
Louise Phelan (ii)	—	18.7	100.0
	1,037.5	1,099.7	1,084.3
Emoluments
Share based compensation	285.0	143.0	200.0
Total	1,322.5	1,242.7	1,284.3

(i) Appointed Chair of Remco in July 2024. (ii) Retired in June 2024. (iii) Joined in October 2025. (iv) Joined in July 2024. (v) Retired September 2025. (vi) Joined in February 2024 and retired in September 2024.

In FY26 the Company incurred total share-based (non-cash) compensation expense of €2m (2025: €2m; 2024: €3m) in relation to Directors. Three Directors exercised share options during FY26 that resulted in gains on share exercise of approximately €1.3m.

(c)  Pension benefits

From October 1, 2008, Michael O’Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O’Leary at March 31, 2026 was €0.1m (2025: €0.1m; 2024: €0.1m).  Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in

transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O’Leary is a member of a defined contribution plan. During the years ended March 31, 2026, 2025 and 2024 the Company did not make contributions to the defined contribution plan for Mr. O’Leary. No NEDs received pension contributions in FY26, FY25 and FY24.

19.Finance expense and finance and other income

Finance expense of €38m (2025: €67m; 2024: €83m) primarily relates to interest on debt obligations. Finance and other income of €118m (2025: €291m; 2024: €145m) primarily relates to deposit interest and supplier compensation (the details of which are confidential).

20.Retirement benefits

Defined contribution schemes

At March 31, 2026 the Company operates defined-contribution retirement plans in Ireland and the UK.

The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €21m in FY26 (FY25: €19m; FY24: €12m).

Defined-benefit schemes

During FY16 the Company closed the defined benefit plan for UK employees to future accruals. The net pension asset recognized in the consolidated balance sheet for the scheme at March 31, 2026 was €3m (2025: net pension asset of €3m; 2024: net pension asset of €3m). Costs associated with the scheme during FY26 were €nil (FY25: €nil; FY24 €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Present value of benefit obligations	(13.3)	(13.3)	(13.3)
Fair value of plan assets	16.4	16.4	16.4
Present value of net obligations	3.1	3.1	3.1
Related deferred tax (liability)	(0.4)	(0.4)	(0.4)
Net pension asset	2.7	2.7	2.7

21.      Earnings per share

	Year ended March 31,
	2026	2025	2024
Basic earnings per ordinary share (€)	2.0594	1.4631	1.6828
Diluted earnings per ordinary share (€)	2.0422	1.4549	1.6743
Number of ordinary shares (in Ms) used for EPS (weighted average)
Basic	1,055.5	1,101.5	1,139.2
Diluted	1,064.4	1,107.7	1,145.0

Details of share options in issue have been described more fully in Note 14 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options and conditional shares granted under the Company’s share option and LTIP 2019 schemes. For FY26, the weighted average number of shares in issue of 1,064m (FY25: 1,108m; FY24: 1,145m) includes weighted average share options assumed to be converted, and equal to a total of 9m (2025: 6m; 2024: 6m) shares.

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

The table below includes the future Purchase Obligations for firm aircraft purchases under the 2023 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price (at the time of announcing the transaction) of approximately U.S.$135m for each Boeing 737 MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); and (ii) price escalation over the original scheduled delivery timeframe. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.1552 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, and the Group’s largest ever single order of up to 300 Boeing 737 MAX-10 aircraft (including 150 firm orders and 150 options) under the 2023 Boeing Contract. These customer-specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group’s obligations due under the 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group’s cash outflows over the time horizon of the 2023 Boeing Contract. Under the terms of the 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2026.

	Obligations Due by Period
Purchase Obligations	Total	<1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Purchase contracts with Boeing	8,693	722	1,261	4,372	2,338

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below (an amount of €154 million in respect of the following items has been recorded within accrued expenses and other liabilities).

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal State aid. In many cases (Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck, Riga, Târgu Mureș, Paris (Beauvais), and certain of Ryanair’s agreements prior to 2009 with Frankfurt (Hahn)), the European Commission concluded that the agreements did not constitute State aid. In 2004, the European Commission announced a finding of approximately €4m of State aid to Ryanair in its arrangements with Brussels (Charleroi) airport, although this decision was overturned on appeal in 2008 by the EU General Court. In 2014, the European Commission announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid, and in 2016 the European Commission announced findings of State aid to Ryanair in its arrangements with Cagliari and Klagenfurt airports, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed these “aid” decisions to the EU General Court and the Zweibrücken decision was overturned in 2018. Also in 2018, the General Court upheld the European Commission’s findings regarding Ryanair’s arrangements with Pau, Nimes, Angouleme and Altenburg airports. Ryanair appealed the negative findings to the Court of Justice of the EU but in 2019 Ryanair discontinued these appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair’s arrangements with Cagliari airport was discontinued following the European Commission’s withdrawal of its 2016 decision in 2023 as a result of a General Court ruling in a related case. In 2021, the General Court upheld the European Commission’s finding regarding Ryanair’s arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in 2021 and received a ruling in 2023 where the European Commission’s finding was upheld. In 2019, the European Commission announced findings of State aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed this decision to the EU General Court and received a judgment in 2023 upholding the European Commission’s finding.  Ryanair appealed the General Court judgment to the European Court of Justice, but discontinued the appeal in 2024 as the Court indicated it would proceed without an oral hearing or Advocate General opinion. In 2022, the European Commission announced findings of State aid to Ryanair in its arrangements with La Rochelle airport, ordering Ryanair to repay a total of approximately €8m of alleged aid. Ryanair appealed this decision to the General Court in 2023 and expects a ruling in 2026. In 2024, the European Commission announced a finding of State aid to Ryanair at Frankfurt (Hahn) airport relating to certain arrangements between 2003 and 2018, ordering Ryanair to repay approximately €14m of alleged aid. Ryanair appealed this decision to the General Court in 2025 and expects a ruling in 2026 or 2027. In 2025, the European Commission announced a finding of State aid to Ryanair at Carcassonne airport, ordering Ryanair to repay approximately €1.8m of alleged aid. Ryanair will appeal this decision to the General Court when it is published by the European Commission. Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Girona, Reus and Beziers. These investigations are ongoing (as is the European Commission’s re-examination of the Cagliari case following its withdrawal in 2023 of the 2016 “aid” decision), and Ryanair currently expects that they will conclude in 2026, with any European Commission decisions appealable to the EU General Court. In addition to the European Commission investigations, Ryanair faced an allegation that it benefited from unlawful State aid in a German court case launched by Lufthansa in 2006 in relation to Ryanair’s arrangements with Frankfurt (Hahn) airport. Lufthansa withdrew the case from the German courts in 2025. Adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair’s agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair’s growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In 2023, the Spanish Ministry of Consumer Affairs launched sanctioning proceedings against Ryanair and several other airlines regarding cabin baggage and other customer policies. The Company filed submissions with the Ministry explaining that its policies are fair, necessary for operational and safety purposes, and fully transparent. In May 2024, the Ministry proposed to order the discontinuation of these policies and imposition of substantial fines on Ryanair and other airlines. In November 2024, the Minister of Consumer Affairs decided to impose fines of approx. €170m on several airlines, including €107m on Ryanair, and to order discontinuation of the cabin baggage and several other customer policies. Ryanair and other airlines appealed this decision before Spanish courts, and obtained a suspension of the discontinuation order and of the fines (subject to a bank guarantee) pending appeals. The Minister’s decision is therefore currently not enforceable. In October 2025, the European Commission opened an infringement procedure against Spain for failing to bring national legislation in respect of charges for larger cabin bags in line with EU law. The European Commission also found that the Minister’s decisions against Ryanair and other airlines infringe EU law. The European Commission may refer the matter to the Court of Justice of the EU if Spain fails to address the matter. Ryanair intends to fully defend its position with reference to its rights under Spanish and EU law, as well as positive court rulings in similar matters, but the outcome of these proceedings cannot be guaranteed.

In December 2025, the Italian competition authority (AGCM) issued a decision finding that Ryanair had abused a dominant position in its dealings with OTAs and bricks & mortar travel agents between April 2023 and April 2025, and fining Ryanair €256m. Ryanair believes there is no merit in this decision and has filed an appeal to the Administrative Tribunal of Lazio with reference to, amongst others, case law supporting its current distribution model, including January 2024 rulings of the Court of Appeal of Milan in cases brought by OTAs Lastminute and Viaggiare, which found that Ryanair’s direct distribution model benefited consumers and did not entail an abuse of a dominant position. The Italian court appeals will likely take up to three years to be resolved. Ryanair intends to bring to the attention of the courts the May 2026 ruling by the Italian Council of State on Ryanair’s appeal of the AGCM’s decision concerning refunds to passengers and a promotion during Covid, in which the Council of State found that the AGCM had discriminated against Ryanair (relative to other airlines) during the investigation, and which overturned the €4.2m fine imposed by the AGCM on Ryanair.

23.         Note to cash flow statement

The following table outlines the changes in the carrying value of net cash:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Net cash at beginning of year	1,303.8	1,372.8	558.8
Changes from financing cashflows
(Decrease)/increase in cash and cash equivalents in year, including net foreign exchange differences	(1,129.9)	(12.1)	276.1
Increase/(decrease) in financial assets: cash > 3 months	712.3	(137.7)	(818.4)
Increase/(decrease) in restricted cash	8.1	16.7	(13.1)
Net cash flow from decrease in debt	1,224.1	86.4	1,143.2
Movement in net funds resulting from cash flows	814.6	(46.7)	587.8

Other changes
Translation on U.S. dollar denominated debt	9.0	3.3	16.2
Promissory notes	—	—	213.5
Lease additions	(39.3)	(22.8)	—
Interest expense	(2.6)	(2.8)	(3.5)
Movement from other changes	(32.9)	(22.3)	226.2

Net cash at end of year	2,085.5	1,303.8	1,372.8
Analyzed as:
Cash and cash equivalents, cash > 3 months and restricted cash	3,577.0	3,986.5	4,119.6
Total borrowings*	(1,491.5)	(2,682.7)	(2,746.8)
Net cash	2,085.5	1,303.8	1,372.8

*Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Balance at beginning of year	1,421.6	1,404.3	1,379.9
Changes from financing cashflows
Net proceeds from shares issued	3.2	4.9	16.4
Share premium receivable on shares issued	10.0	12.4	8.0
Movement in net funds resulting from cash flows	13.2	17.3	24.4
Balance at end of year	1,434.8	1,421.6	1,404.3

The following table outlines the changes in liabilities arising from financing activities:

	At March 31,
	2026	2025	2024
	€M	€M	€M
Balance at beginning of year	(2,682.7)	(2,746.8)	(4,116.2)
Repayments of borrowings	1,190.0	50.0	1,100.5
Lease liabilities paid	34.1	36.4	42.7
Lease modifications/additions	(39.3)	(22.8)	—
Interest expense	(2.6)	(2.8)	(3.5)
Foreign exchange	9.0	3.3	16.2
Promissory notes	—	—	213.5
Balance at end of year	(1,491.5)	(2,682.7)	(2,746.8)
Less than one year	(1,238.6)	(886.1)	(89.4)
More than one year	(252.9)	(1,796.6)	(2,657.4)
Balance at end of year	(1,491.5)	(2,682.7)	(2,746.8)

24.         Shareholder returns

An interim dividend of approx. €0.193 per share was paid in February 2026 (February 2025: €0.223). The Board is recommending the payment of a final dividend of €0.195 per share, subject to AGM approval in September 2026 (September 2025: €0.277).

The Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) in May 2024, which was subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024 and completed in April 2025. In May 2025, the Company announced and launched a further €750m share buyback program, of which approximately 69% was completed at March 31, 2026.

25.       Post-balance sheet events

On May 25, 2026, the Company repaid its last €1.2m bond.

Between April 1, 2026 and June 17, 2026, the Company bought back approx. 6m ordinary shares at a total cost of approx. €138m under its ongoing share buyback programme. This brought total spend to approx. €656m.

26.         Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings within the Ryanair Group.

		Registered	Nature of
Name	% Held in ordinary shares	Office	Business

Buzz (Ryanair Sun S.A.)	100	50A Domaniewska Street, 02-672 Warsaw, Poland	Airline operator
Lauda Europe Limited	100	191, Level 3, Triq Marina, Pieta' PTA 9041, Malta	Airline operator
Malta Air Limited	100	191, Level 3, Triq Marina, Pieta’ PTA 9041, Malta	Airline operator
Ryanair DAC	100	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator
Ryanair UK Limited	100	Enterprise House, 2nd Floor, London Stansted Airport, England	Airline operator

Pursuant to Sections 314-316 of the Companies Act 2014, a full list of subsidiary undertakings will be annexed to the Company’s Annual Return to be filed with the Companies Registration Office in Ireland.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2026, 2025 and 2024.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, together with all NEDs) amounted to €16.7m in the FY26 (FY25: €14.7m; FY24: €16.5m).

	Year ended
	March 31,
	2026	2025	2024
	€M	€M	€M
Basic salary and bonus	9.6	9.2	8.7
Pension contributions	0.2	0.2	0.2
NED fees	1.0	1.1	1.1
	10.8	10.5	10.0
Share-based compensation expense (non-cash technical accounting charge)	5.9	4.2	6.5
	16.7	14.7	16.5

27.         Date of approval

The consolidated financial statements were approved by the Board of the Company on June 19, 2026.

APPENDIX A (Unaudited)

GLOSSARY

Ancillary Revenue per booked passenger

Represents the average revenue earned per booked passenger flown from ancillary services.

Available seat miles (ASM)

Represents total seats available during the period multiplied by the average sector length.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Seats available	220.0m	211.9m	194.3m	179.9m	117.3m
Average sector length (miles) – See page 3	790	783	780	766	772
Available seat miles (ASM)	174bn	166bn	152bn	138bn	91bn

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

Fiscal year ended March 31	2026	2025	2024	2023	2022
Cost per Available Seat miles (ASM)	€0.0757	€0.0746	€0.0749	€0.0676	€0.0565
Yield per Revenue Passenger Mile (RPM)	€0.0948	€0.0889	€0.0933	€0.0836	€0.0640
Break Even Load Factor	80%	84%	80%	81%	88%

Cost per Available seat mile (ASM)

Represents total operating costs divided by Available Seat Miles (ASM).

Fiscal year ended March 31	2026	2025	2024	2023	2022
Total operating expenses - See page F-5	€13.17bn	€12.39bn	€11.38bn	€9.33bn	€5.14bn
Available Seat Miles (ASM)	174bn	166bn	152bn	138bn	91bn
Cost per Available Seat Mile	€0.0757	€0.0746	€0.0749	€0.0676	€0.0565

Cost per booked passenger

Represents operating expenses divided by booked passengers flown.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Total operating expenses - See page F-5	€13.17bn	€12.39bn	€11.38bn	€9.33bn	€5.14bn
Revenue Passengers Booked – See page 3	208m	200m	184m	169m	97m
Cost per booked passenger	€63.21	€61.88	€61.96	€55.37	€52.97

Fuel Movement

Fiscal year ended March 31	2026	2025	2024	2023	2022
Fuel and oil (€'M)	5,418.6	5,220.2	5,142.6	4,025.7
Exceptional Item (€'M)	-	-	-	(130.5)	n/a
Fuel and oil pre-exceptional item (€'M)	5,418.6	5,220.2	5,142.6	3,895.2
Movement (%)	4%	2%	32%	n/a

Gross Cash

Represents cash and cash equivalents, cash >3 months and restricted cash.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Cash and Cash Equivalents (€'M)	2,733.4	3,863.3	3,875.4	3,599.3	2,669.0
Cash > 3 months (€'M)	812.4	100.1	237.8	1,056.2	934.1
Restricted cash (€'M)	31.2	23.1	6.4	19.5	22.7
Gross Cash (€'M)	3,577.0	3,986.5	4,119.6	4,675.0	3,625.8

Net Cash/(Debt)

Refer to Note 23 on page F-56.

Net Margin

Represents profit after taxation as a percentage of total revenues.

Number of Airports Served

Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Operating Costs (pre-exceptional)

Represents total operating costs excluding any exceptional items.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Operating Costs (€'M)	13,170.1			9,332.6	5,140.5
Exceptional Item (€'M)	(85.0)	n/a	n/a	(130.5)	130.5
Operating Costs (pre-exceptional) (€'M)	€13,085.1			€9,202.1	€5,271.0

Operating Margin

Represents operating profit as a percentage of total revenues.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Operating profit/(loss) – See page F-5 (€'M)	2,374.2	1,558.0	2,060.7	1,442.6	(339.6)
Total operating revenues - See page F-5 (€'M)	15,544.3	13,948.5	13,443.8	10,775.2	4,800.9
Operating Margin	15%	11%	15%	13%	(7%)

Profit/(loss) after tax (pre-exceptional)

Represents the profit or loss after tax excluding any exceptional items.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Profit/(loss) after tax (€'M)	2,173.7			1,313.8	(240.8)
Exceptional Item (€'M)	85.0	n/a	n/a	114.2	(114.2)
Profit/(loss) after tax (pre-exceptional)	€2,258.7			€1,428.0	(355.0)

Revenue Passenger Miles (RPM)

Represents the number of booked passengers multiplied by the average sector length.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Revenue Passengers Booked – See page 3	208m	200m	184m	169m	97m
Average sector length (miles) – See page 3	790	783	780	766	772
Revenue passenger miles (RPM)	164bn	157bn	144bn	129bn	75bn

Revenue Passengers Booked

Represents the number of passengers booked.

Seats available

Represents sectors flown during the period multiplied by the individual capacity of the aircraft.

Fiscal year ended March 31	2026	2025	2024	2023	2022
Sectors flown – See page 3 ('000)	1,151.8	1,109.3	1,022.4	946.6	620.5
Average individual aircraft capacity	191	191	190	190	189
Seats available	220.0m	211.9m	194.3m	179.9m	117.3m

Sectors Flown

Represents the number of passenger flight sectors flown.

Total Borrowings

Refer to Note 23 on page F-56.

Total revenue per booked passenger

Represents the average revenue earned per booked passenger from fares and ancillary services.

Total Shareholder Return

Represents capital appreciation (measured as the difference between the closing share price at the end of each period) and dividends received by the shareholder.

Yield per Revenue Passenger Miles (RPM)

Represents total revenue divided by Revenue Passenger Miles (RPM)

Fiscal year ended March 31	2026	2025	2024	2023	2022
Total operating revenues – See page F-5	€15.54bn	€13.95bn	€13.44bn	€10.78bn	€4.80bn
Revenue passenger miles (RPM)	164bn	157bn	144bn	129bn	75bn
Yield per revenue passenger mile	€0.0948	€0.0889	€0.0933	€0.0836	€0.0640